Form 20-F
RANDGOLD RESOURCES LTD
filed 2003-06-27
CIK 1175580

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from to

     Commission file number: 0-29150

                           RANDGOLD RESOURCES LIMITED
--------------------------------------------------------------------------------
              (Exact name of Registrant as specified in its charter
               and translation of Registrant's name into English)


                             JERSEY, CHANNEL ISLANDS
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


 LA MOTTE CHAMBERS, LA MOTTE STREET, ST. HELIER, JERSEY JE1 1BJ, CHANNEL ISLANDS
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered
None
----------------------------           -----------------------------------------


Securities registered or to be registered pursuant to Section 12(g) of the Act.

            Ordinary Shares, U.S. Dollar ten cent par value per share
--------------------------------------------------------------------------------
                                (Title of Class)


                           American Depositary Shares
--------------------------------------------------------------------------------
                                (Title of Class)


 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.


                                      None
--------------------------------------------------------------------------------
                                (Title of Class)


     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     As of December 31, 2002, the Registrant had outstanding 27,663,740 ordinary shares, par value $0.10 per share.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

     Indicate by check mark which financial statement item the registrant has elected to follow. [ ] Item 17 [X] Item 18

     (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)


     Indicate by a checkmark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.[ ] Yes [ ] No

                                TABLE OF CONTENTS
                                -----------------

INDEX                                                                                                 PAGE NO.
--------------------------------------------------------------------------------------------------------------

GLOSSARY OF MINING TECHNICAL TERMS..........................................................................ii

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..........................................1

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE........................................................1

ITEM 3.       KEY INFORMATION................................................................................1

ITEM 4.       INFORMATION ON THE COMPANY....................................................................16

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................................................64

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................................................83

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............................................91

ITEM 8.       FINANCIAL INFORMATION.........................................................................95

ITEM 9.       THE OFFER AND LISTING.........................................................................95

ITEM 10.      ADDITIONAL INFORMATION........................................................................97

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...................................113

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.......................................118

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..............................................118

ITEM 14.      MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..................118

ITEM 15.      CONTROLS AND PROCEDURES......................................................................119

ITEM 16.      RESERVED ....................................................................................120

ITEM 17.      FINANCIAL STATEMENTS.........................................................................120

ITEM 18.      FINANCIAL STATEMENTS.........................................................................121

ITEM 19.      EXHIBITS ....................................................................................122

                      GLOSSARY OF MINING TECHNICAL TERMS

         The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the terms as used in this Annual Report.

Accreted:                                      The process whereby one geologic package of rocks converges upon, and is fused or welded to another. This is typically the result of movement of the Earth's plates.

AE:                                            Autorisation d'exploration (prospecting permit).

Albite:                                        A sodium rich feldspar mineral.

Alteration:                                    Changes in the composition of a rock, generally chemical or mineralogical, brought about by weathering or hydrothermal activity.

Amphibolite Facies:                            A grade of metamorphism with specific minerals formed under specific pressure and temperature conditions.

Anticlinal Flexure:                            A fold or flexure in the (lithologic) layering of a rock such that the convex portion faces upwards, i.e. in the shape of an arch.

Arsenopyrite:                                  A mineral compound of iron, arsenic and sulfur.

Batholith:                                     A large intrusive mass of igneous rock.

Biotite:                                       A dark colored micaceous mineral.

Birrimian:                                     Geological time era, about 2.1 billion years ago.

Breccia/brecciation:                           A rock type formed from recrystalized fragments of other rocks.

Brownfield:                                    A previously explored area in close proximity to a mine, no reserve or resource.

Carbonate:                                     A mineral typically found in quartz veins and as a product of hydrothermal alteration of sedimentary rock.

Carbon-In-Leach (CIL):                         A process similar to CIP (described below) except that the ore slurries are not leached with cyanide prior to carbon loading. Instead, the leaching and carbon loading occur simultaneously.

Carbon-In-Pulp (CIP):                          A common process used to extract gold from cyanide leach slurries. The process consists of carbon granules suspended in the slurry and flowing counter-current to the process slurry in multiple-staged agitated tanks. The process slurry, which has been leached with cyanide prior to the CIP process, contains gold in solution. The gold in solution is absorbed onto the carbon granules which are subsequently separated from the slurry by screening. The gold is then recovered from the carbon by electrowinning onto steel wool cathodes or by a similar process.




Chalcopyrite:                                  A mineral compound of copper, iron and sulphide.

Clastic:                                       Rocks built up of fragments of pre-existing rocks which have been produced by the processes of weathering and erosion.

Craton:                                        A part of the earth's crust that has attained stability and has been little deformed for a long time.

Cut-off grade:                                 The grade at which the total profit from mining the orebodies, under a specified set of mining parameters, is maximized.

Development:                                   Activities required to prepare for mining activities and maintain a planned production level and those costs to enable the conversion of mineralized material to reserves.

Dilution:                                      Mixing of ore grade material with non-ore grade/waste material in the mining process.

Disseminated:                                  A term used to describe fine particles of the ore mineral dispersed through the enclosing rock.

Dyke:                                          A sheet-like body of igneous rock which is discordant to bedding or foliation.

EEP:                                           Exclusive exploration permit.

Electrowinning:                                Chemical and electrical process of recovering gold after elution.

Elution:                                       Chemical process of extracting gold from activated carbon.

EP:                                            Exploration permit.

Epidote:                                       A calcium and iron rich silicate mineral generally formed during hydrothermal alteration

Exploration:                                   Activities associated with ascertaining the existence, location, extent or quality of mineralized material, including economic and technical evaluations of mineralized material.

Facies:                                        An assemblage of metamorphic rocks which is considered to have formed under similar conditions of temperature and pressure.

Fault:                                         A fracture in the rock along which there has been an observable amount of displacement.

Feldspar:                                      An alumino-silicate mineral.

Flotation:                                     A recovery process by which valuable minerals are separated from waste rock to produce a concentrate. Chemicals are then introduced to induce certain minerals to attach to air bubbles and to float.




Fold:                                          A flexure in the rocks.

Foliation:                                     Parallel orientation of flatly aligned layers of minerals or mineral banding in rocks.

Footwall:                                      The underlying side of a fault, orebody or stope.

Fragmentation:                                 The breakage of rock during blasting in which explosive energy fractures the solid mass into pieces; the distribution of rock particle sizes after blasting.

g/t:                                           Gram of gold per metric tonne.

Gold reserves:                                 The gold contained within proven and probable reserves on the basis of recoverable material (reported as mill delivered tonnes and head grade).

Grade:                                         The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per tonne of ore.

Granitoid:                                     Geological rock type.

Granodiorite:                                  Type of igneous rock.

Gravity gold concentration:                    A process of separating two or more minerals of different specific gravity (SG)
                                               by their relative movement in a fluid in response to the force of gravity or other such forces.

Greenschist Facies:                            A grade of metamorphism with specific minerals formed under specific pressure and temperature conditions.

Greenstone:                                    A field term used to describe any slightly metamorphosed rock.

Greywacke:                                     Type of sedimentary rock.

Grinding:                                      Reducing mineralized rock to the consistency of fine sand by crushing and abrading in a rotating steel grinding mill.

Haematite:                                     An oxide of iron.

Head grade:                                    The grade of the ore as delivered to the metallurgical plant.

Hydrothermal:                                  Process of injection of heated or hot aqueous-rich solutions into existing rocks.
Igneous:
                                               Derived from hot material that originated beneath the earth's surface and
Inliers:                                       solidified at or near the surface.

In situ:                                       An area of older rocks completely surrounded by younger rocks.



Intrusive:                                     In place or within unbroken rock or still in the ground.

Landsat:                                       A rock produced by the emplacement and subsequent solidification of hot magma in pre-existing rock.

Leaching:                                      Photographs of the Earth's surface taken from satellite.

Lower proterozoic:                             Dissolution of gold from the crushed and milled material, including reclaimed slime, for absorption and concentration on to the activated carbon.

Measures:                                      Era of geological time between 2.5 billion and 1.8 billion years before the present.

                                               Conversion  factors from metric units to U.S.
                                               units are provided below:

                                               Metric Unit                                    U.S. Equivalent
                                               ---------------------------------------        -------------------------
                                               1 tonne                       = 1 t            = 1.10231 tons
                                               1 gram                        = 1 g            = 0.03215 ounces
                                               1 gram per tonne              = 1 g/t          = 0.02917 ounces per ton
                                               1 kilogram per tonne          = 1 kg/t         = 29.16642 ounces per ton
                                               1 kilometer                   = 1km            = 0.621371 miles
                                               1 meter                       = 1m             = 3.28084 feet
                                               1 centimeter                  = 1cm            = 0.3937 inches
                                               1 millimeter                  = 1mm            = 0.03937 inches
                                               1 square kilometer            = 1 sq km        = 0.3861 miles

Metamorphism:                                  Alteration of rocks and minerals by a combination of heat, pressure and chemical processes over a long time period.

Metasediment:                                  A sedimentary rock that has undergone metamorphism.

Metallurgical plant:                           A processing plant used to treat ore and extract the contained gold.

Metallurgy:                                    In the context of this document, the science of extracting metals from ores and preparing them for sale.

Mill delivered tonnes:                         A quantity, expressed in tonnes, of ore delivered to the metallurgical plant.

Milling/mill:                                  The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

Mineable:                                      That portion of a mineralized deposit for which extraction is technically and economically feasible.

Mineralization:                                The presence of a target mineral in a mass of host rock.



Mineralized material:                          A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. A deposit of mineralized material does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Moz:                                           Million troy ounces.

Mt:                                            Million metric tonnes.

Open pit:                                      Mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

Orebody:                                       A mass of ore which is economically capable of being worked.

Orogenic:                                      Of or related to mountain building, such as when a belt of the Earth's crust is compressed by lateral forces to form a chain of mountains.

Ounce:                                         One troy ounce, which equals 31.1035 grams.

Overburden:                                    The soil and rock that must be removed in order to expose an ore deposit.

Oxide:                                         Soft, weathered rock.

Payshoot:                                      A defined zone of economically viable mineralization.

Polymictic:                                    Detrittal rock consisting of fragments of different materials.

Porphyry:                                      Medium grained igneous rock containing larger mineral crystals.

Probable reserves:                             Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Prospect:                                      An area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

Prospecting license or permits:                An area for which permission to explore has been granted.

Proven reserves:                               Reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.





Pyrite:                                        A brassy-colored mineral of iron sulphide (compound of iron and sulfur).

Pyrrhotite:                                    A mineral compound of iron and sulphide.

Quartz:                                        A mineral compound of silicon and oxygen.

Quartzite:                                     Metamorphic rock with interlocking quartz grains displaying a mosaic texture.

Refining:                                      The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

Regolith:                                      Weathered products of fresh rock, such as soil, alluvium, colluvium, sands, and hardened oxidized materials.

Rehabilitation:                                The process of restoring mined land to a condition approximating its original state.

Reserve:                                       That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation (RC) drilling:             A drilling method.

Rotary air blast (RAB) drilling:               A drilling method.

Rp:                                            Reconnaissance permit.

Sampling:                                      Taking small pieces of rock at intervals along exposed mineralization for assay
                                               (to determine the mineral content).

Sedimentary:                                   Sourced from erosion of other rocks.

Shear zone:                                    An elongated area of structural deformation.

Shrinkage stoping:                             A vertical, overhand labor intensive mining method whereby most of the broken ore remains in the stope to form a working floor for the miners. Leaving broken ore in the stope provides additional wall support until the stope is completed and ready for drawdown. Stopes are mined upward in horizontal slices. Normally, about 35% of the ore derived from the stope cuts (the swell) can be drawn off
                                               ("shrunk") as mining progresses.

Silica:                                        A mineral compound of silica and oxide, often in the form of quartz.

Silicification:                                Introduction of additional silica into the rock during hydrothermal alteration.

Siltstone:                                     Fine grained detrital sedimentary rock.




Slurry:                                        A fluid comprising fine solids suspended in a solution (generally water containing additives).

Stockpile:                                     A store of unprocessed ore.

Stope:                                         The underground excavation within the orebody where the main gold production takes place.

Stripping:                                     The process of removing overburden to expose ore.

Stripping ratio:                               Ratio of waste material to ore material needed to be moved in an open pit mine.

Sulphidation:                                  Impregnation of the rock with sulphides during hydrothermal alteration.

Sulphide:                                      A mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite or iron sulphide. Also a zone in which sulfide minerals occur.

Tailings:                                      Finely ground rock from which valuable minerals have been extracted by milling.

Tectonic:                                      Deformation related to orogenesis (mountain building events).

Thrust:                                        A low angle reverse fault.

Tonalite:                                      A type of igneous rock.

Tonnage:                                       Quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Tonne:                                         One tonne is equal to 1,000 kilograms (also known as a "metric" ton).

Total cash costs:                              Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping and royalties.

Trenching:                                     Making elongated open-air excavations for the purposes of mapping and sampling.

Trend:                                         The arrangement of a group of ore deposits or a geological feature or zone of similar grade occurring in a linear pattern.

Turbidite:                                     A sedimentary rock deposited by dense slurries (or flows) which contain a mixture of water, sand and clay.

Waste:                                         Rock mined with an insufficient gold content to justify processing.

Weathered:                                     Rock broken down by erosion.

         Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the United States federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under Item 3. Key Information -
D. Risk Factors in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

         Randgold Resources is a company incorporated under the laws of Jersey, Channel Islands with the majority of our operations located in West Africa. Our books of account are maintained in U.S. dollars and our annual and interim financial statements are prepared on a historical cost basis in accordance with international accounting standards, or IAS. IAS differs in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. This Annual Report includes a discussion of the relevant differences between IAS and U.S. GAAP, and Note 25 to our consolidated financial statements included in this Annual Report sets forth a reconciliation from IAS to U.S. GAAP of net income and shareholders' equity. We have also included in this Annual Report the audited financial information for the years ended December 31, 2002 and 2001 of Societe des Mines de Morila SA, or Morila SA. On October 25, 1999, we approved a change in our fiscal year from March 31 to December 31. Accordingly, the financial statements for the period in which the change in fiscal year became effective cover a nine month period from April 1, 1999 through December 31, 1999. The financial information included in this Annual Report has been prepared in accordance with IAS, and except where otherwise indicated, is presented in U.S. dollars. For a definition of cash costs, please see Item 3. Key Information -- A. Selected Financial Data.

         Unless the context otherwise requires, "us", "we", "our", or words of similar import, refer to Randgold Resources Limited and its subsidiaries and affiliated companies. On December 31, 2002, we owned 50% of Morila Limited, which owned 80% of Societe des Mines de Morila SA, or Morila SA, which is the owner of the Morila mine.

                                     PART 1

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

         A.       SELECTED FINANCIAL DATA

         The following selected historical consolidated financial data have been derived from the more detailed information and financial statements, including our audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 and as at December 31, 2002 and 2001 which appear elsewhere in this Annual Report. The historical consolidated financial data for the nine month period ended December 31, 1999 and the year ended March 31, 1999 and as at March 31, 1999 and December

31, 2000 and 1999 have been derived from our audited consolidated financial statements not included in this Annual Report.

         The financial data have been prepared in accordance with IAS, unless otherwise noted. In Note 25 to our audited consolidated financial statements, we present the principal differences between IAS and U.S. GAAP and a reconciliation of our net income and shareholders' equity to U.S. GAAP.

                                                                                              NINE MONTHS
                                                YEAR ENDED     YEAR ENDED      YEAR ENDED        ENDED       YEAR ENDED
                                               DECEMBER 31,   DECEMBER 31,    DECEMBER 31,   DECEMBER 31,     MARCH 31,
                                                   2002           2001            2000           1999           1999
                                               -------------- -------------- --------------- -------------- --------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AND PER OUNCE DATA)
STATEMENT OF OPERATIONS DATA:
amounts in accordance with IAS
TOTAL REVENUES............................          $134,651        $87,507        $201,385        $37,663        $51,351

SELECTED ITEMS INCLUDED WITHIN TOTAL REVENUES
                                               -------------- -------------- --------------- -------------- --------------
Product sales.............................           131,440         84,154          63,781         34,872         49,414
Interest income...........................               225          2,293           2,167             64            287
Profit related to sale of half the interest
Other income                                           2,986          1,060          10,458          2,727          1,650
                                               -------------- -------------- --------------- -------------- --------------
TOTAL COSTS...............................            69,143         70,278         178,282        120,561         88,946

SELECTED ITEMS INCLUDED WITHIN TOTAL
   COSTS
                                               -------------- -------------- --------------- -------------- --------------
Cash operating costs......................           22,234         46,354         58,178          42,069         46,573
Royalties.................................            9,185          5,801          3,718           2,028          2,945
                                               -------------- -------------- --------------- -------------- --------------
Total cash costs..........................           31,419         52,155         61,896          44,097         49,518
Interest expense..........................            3,686          4,067         14,874           2,764          3,833
Depreciation and amortization.............            8,765          7,097         12,208          17,081         19,805
Exploration and corporate expenditure.....           16,686          9,187         10,731           5,621         12,576
Impairment................................                -              -         74,606          45,007              -
Loss/(gain) on financial instruments......              346         (7,424)        (3,602)          4,569              -
Other expenses............................            8,241          5,196          7,569           1,422          3,214
                                               -------------- -------------- --------------- -------------- --------------
Income/(loss) from operations before income
   tax and minority interest..............           65,508         17,229         23,103         (82,898)       (37,595)
Income tax expense........................                -           (126)          (363)           (256)          (371)
Profit/(loss) before minority interest               65,508         17,103         22,740         (83,154)       (37,966)

Minority interest.........................              220            656          1,621           4,984          3,771
Net income/(loss).........................           65,728         17,759         24,361         (78,170)       (34,195)
Basic earnings/(loss) per share ($).......             2.61           0.58           0.74           (2.36)         (1.41)
Fully diluted earnings per share ($)......             2.59           0.57           0.73               -              -
Amounts in accordance with U.S. GAAP (2)
Revenue from product sales................                -         16,723         48,613               -              -
Loss from operations before joint venture.          (31,081)       (16,705)       (15,179)              -              -
Equity income of Morila joint venture.....           90,522         32,482          7,908               -              -
Net income................................           59,661         16,434         24,323               -              -
Basic earnings per share ($)..............             2.37           0.54           0.74               -              -
Fully diluted earnings per share ($)......             2.35           0.53           0.73               -              -

OTHER FINANCIAL DATA
Amounts in accordance with IAS
Net assets................................          118,985         30,497         96,844          69,500        147,662
Number of shares outstanding..............       27,663,740     22,461,630     33,076,629      33,056,416     33,052,965
Capital stock (excluding long-term debt and
Dividends declared........................                -              -              -               -              -
Total cash costs ($ per ounce) (1)........               74            153            260             348            274

                                                 AT DECEMBER    AT DECEMBER     AT DECEMBER    AT DECEMBER     AT MARCH
                                                  31, 2002       31, 2001        31, 2000       31, 1999       31, 1999
                                               -------------- -------------- --------------- -------------- --------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AND PER OUNCE DATA)
BALANCE SHEET
AMOUNTS IN ACCORDANCE WITH IAS
Cash and equivalents......................          $59,631         $6,683        $63,505          $4,313         $3,751
Restricted cash...........................            4,526          4,474              -               -              -
Receivables...............................           14,262         16,558         26,769          18,073         18,000
Inventories...............................           11,601          9,743         10,534          25,585         32,514
                                               -------------- -------------- --------------- -------------- --------------

Total current assets......................           90,020         37,458        100,808          47,971         54,265
Property, plant and equipment, net........           76,436         79,737         77,295         137,166        127,126
Other long-term assets....................            7,402          2,359            368             483         14,739
                                               -------------- -------------- --------------- -------------- --------------

Total assets..............................         $173,858       $119,554       $178,471        $185,620       $196,130
                                               -------------- -------------- --------------- -------------- --------------

Bank overdraft............................           $1,170         $1,708         $1,867          $7,995         $3,336
Current portion of long-term liabilities..            9,726         11,224         12,200          55,956          5,000
Accounts payable & accrued liabilities....           10,838         10,851         16,092          21,046         11,430
                                               -------------- -------------- --------------- -------------- --------------

Total current liabilities.................           21,734         23,783         30,159          84,997         19,766
Provision for environmental rehabilitation            4,972          4,340          3,616           1,713          1,508
Liabilities on financial instruments......            7,530          2,452          1,465           7,969              -
Long-term loans...........................           19,307         57,147         44,071          15,741         20,741
Loans from minority shareholders in
   subsidiaries, net......................            1,330          1,335          2,316           5,700          6,453
                                               -------------- -------------- --------------- -------------- --------------

Total long-term liabilities...............           33,139         65,274         51,468          31,123         28,702
                                               -------------- -------------- --------------- -------------- --------------

Total liabilities.........................           54,873         89,057         81,627         116,120         48,486
                                               -------------- -------------- --------------- -------------- --------------

Share capital.............................            2,766          2,246          3,307           3,305          3,305
Additional paid-in capital................          190,618        161,830        240,742         240,664        240,656
Accumulated losses........................          (66,106)      (131,834)      (149,593)       (174,469)       (96,299)
Other reserves............................           (8,293)        (1,745)         2,388               -              -
                                               -------------- -------------- --------------- -------------- --------------

Shareholders' equity......................          118,985         30,497         96,844          69,500        147,662
                                               -------------- -------------- --------------- -------------- --------------

Total liabilities and shareholders'
   equity.................................         $173,858       $119,554       $178,471        $185,620       $196,130
                                               -------------- -------------- --------------- -------------- --------------

ACCOUNTS IN ACCORDANCE WITH U.S. GAAP (2):

Total assets..............................          136,789         78,107        132,587               -              -
Long-term debt............................            3,999         30,727         10,727               -              -
Shareholders' equity......................          118,771         30,359         93,903               -              -

The following table lists the components of cash costs for each of the periods set forth below:

                                                                                 NINE MONTHS
                         YEAR ENDED         YEAR ENDED        YEAR ENDED            ENDED           YEAR ENDED
                        DECEMBER 31,       DECEMBER 31,      DECEMBER 31,       DECEMBER 31,        MARCH 31,
         COSTS              2002       %      2001       %       2000       %       1999       %       1999      %
----------------------  ------------  ---  ------------ ---  ------------  ---  ------------  ---   ----------  ---
Production ..........       22,706     72     37,349     72      43,823     71      37,771     86     43,503     88
General and
administration.......        4,128     13     11,262     22       9,332     15       5,617     13      8,293     17
Gold refining........          588      2        547      1         237      0         193      0        337      1
Royalties............        9,185     29      5,801     11       3,718      6       2,028      5      2,945      6
Stockpiles and
production
inventory............         (145)     -       (813)    (2)      5,153      8       6,417     15     (2,316)    (5)
Deferred Stripping...       (5,043)   (16)    (1,991)    (4)       (367)    (1)     (7,929)   (18)    (3,244)    (7)
                            -------   ----    -------    ---       -----    ---     -------   ----    -------    ---
Total cash costs.....       31,419    100     52,155    100      61,896    100      44,097    100     49,518    100

1. We have calculated total cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces produced for all periods presented. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping and royalties. The transfer to and from deferred stripping is calculated based on the actual historical waste stripping costs, as applied to a life of mine estimated stripping ratio. The costs of waste stripping in excess of the life of mine estimated stripping ratio, are deferred, and charged to production, at the average historical cost of mining the deferred waste, when the actual stripping ratio is below the life of mine stripping ratio. The net effect is to include a proportional share of total estimated stripping costs for the life of the mine, based on the current period ore mined. We have calculated total cash costs on a consistent basis for all periods presented. Total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IAS or U.S. GAAP measures or an indicator of our performance. While the Gold Institute has provided a definition for the calculation of total cash costs per ounce, the calculation of total cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in costs as the company's operations mature, a measure of a company's gross margin per ounce, by comparison of total cash costs per ounce to the spot price of gold, and a benchmark of performance to allow for comparison against other companies.

2. Under IAS, we account for our interest in Morila Limited using the proportionate consolidation method, whereby our proportionate share of Morila Limited's assets, liabilities, income, expenses and cash flows are incorporated in our consolidated financial statements under the appropriate headings. Under U.S. GAAP, we equity account for our interest in Morila Limited. This requires that we recognize our share of Morila Limited's net income as a separate line item in the statement of operations, equity income of Morila Limited. In the balance sheet, we reflect as an investment our share of Morila Limited's net assets. While this results in significantly different financial statement presentation between IAS and U.S. GAAP, it has no impact on our net income or our net asset value except for any difference between IAS and U.S. GAAP which relates to Morila Limited.

         B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

         C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

         D.       RISK FACTORS

         In addition to the other information included in this Annual Report, you should carefully consider the following factors, which individually or in combination could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATING TO OUR BUSINESS

BECAUSE WE DEPEND UPON MORILA, AND OUR INTEREST IN MORILA LIMITED, FOR SUBSTANTIALLY ALL OF OUR REVENUES AND CASH FLOW, OUR BUSINESS WILL BE HARMED IF MORILA'S REVENUES OR ITS ABILITY TO PAY DIVIDENDS ARE ADVERSELY IMPACTED.

         We hold our ownership interest in Morila through our 50% ownership interest in Morila Limited, which in turn owns 80% of Morila SA, the direct owner of Morila. In 2002, substantially all of our revenues and cash flows were derived solely from sales of gold mined at Morila, and we expect that this mine will continue to provide substantially all of our operating revenue and cash flows for at least the next two years. As a result, our results of operations, cash flows and financial condition could be materially and adversely affected by any of the following factors:

         o        fluctuations in the price of gold realized by Morila;

         o        the failure of Morila to produce expected amounts of gold;

         o any disputes which may arise between us and AngloGold Limited, or AngloGold, with respect to the management of Morila Limited; and

         o restrictions contained in the loan agreement between Morila SA and its lenders, on the ability of Morila SA to pay dividends to its shareholders, including Morila Limited.

THE PROVISIONS OF MORILA SA'S LOAN AGREEMENT AND ITS CASH REQUIREMENTS MAY PREVENT IT FROM PAYING DIVIDENDS TO ITS SHAREHOLDERS, INCLUDING MORILA LIMITED, WHICH WOULD REDUCE OUR CASH FLOW AND ADVERSELY AFFECT OUR BUSINESS.

         The terms of Morila SA's loan agreement restrict Morila SA's ability to pay dividends. Morila SA may pay dividends only in the event it meets various financial tests and is otherwise not in default under the loan agreement. The loan agreement provides that Morila SA may declare dividends only if it has cash on hand in excess of three months projected working capital, capital expenditure commitments and any cash balances required to satisfy covenants under the loan agreement. Our business, cash flows and financial condition will be materially and adversely affected if anticipated dividends are not paid by Morila SA.

THE PROFITABILITY OF OUR OPERATIONS, AND THE CASH FLOWS GENERATED BY OUR OPERATIONS, ARE AFFECTED BY CHANGES IN THE MARKET PRICE FOR GOLD WHICH IN THE PAST HAS FLUCTUATED WIDELY.

         Substantially all of our revenues and cash flows have come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which we have no control, including:

         o the demand for gold for industrial uses and for use in jewelry;

         o        international or regional political and economic trends;

         o the strength of the U.S. dollar, the currency in which gold prices generally are quoted, and of other currencies;

         o        financial market expectations regarding the rate of inflation;

         o        interest rates;

         o        speculative activities;

         o actual or expected purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

         o        hedging activities by gold producers; and

         o the production and cost levels for gold in major gold-producing nations.


         The volatility of gold prices is illustrated in the following table, which shows the quarterly high, low and average of the afternoon London Bullion Market fixing price of gold in U.S. dollars for the past two years.

                                                      Price per ounce ($)
                                            ------------------------------------
Year                                            High        Low        Average
----                                        ----------- ------------ -----------
2003
             First Quarter..................   382.10      329.45      352.09
2002
             Fourth Quarter.................   349.30      310.75      321.87
             Third Quarter..................   326.30      302.25      314.20
             Second Quarter.................   327.05      297.75      312.40
             First Quarter..................   304.30      277.75      290.07
2001
             Fourth Quarter.................   291.85      272.20      278.64
             Third Quarter..................   293.25      265.10      274.17
             Second Quarter.................   291.25      255.95      267.92
             First Quarter..................   272.50      256.25      263.51

         In addition, the current demand for, and supply of, gold affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has tended to retain its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions, and individuals hold large amounts of gold as a store of value, and production in any given year constitutes a very small portion of the total potential supply of gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price.

         If gold prices should fall below and remain below our cost of production for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover any losses we may incur during that period and on our ability to maintain adequate reserves. For our continued operations, which does not include Syama, the total cash cost of production per ounce of gold sold was $74 in the year ended December 31, 2002, $102 in the year ended December 31, 2001 and $88 in the year ended December 31, 2000. For all operations, the total cash cost of production per ounce of gold sold was $74 in the year ended December 31, 2002, $156 in the year ended December 31, 2001 and

$260 in the year ended December 31, 2000. We expect that Morila's total cash costs will rise as the life of the mine advances, which will adversely affect our profitability in the absence of any mitigating factors.

WE MAY INCUR LOSSES OR LOSE OPPORTUNITIES FOR GAINS AS A RESULT OF OUR USE OF OUR DERIVATIVE INSTRUMENTS TO PROTECT US AGAINST LOW GOLD PRICES.

         We use derivative instruments to protect the selling price of some of our anticipated gold production. The intended effect of our derivative transactions is to lock in a minimum sale price for future gold production at the time of the transactions, reducing the impact on us of a future fall in gold prices.

         To the extent these instruments protect us against low gold prices, they will only do so for a limited period of time. If the instrument cannot be sustained, the protection will be lost. Derivative transactions can even result in a reduction in possible revenue if the instrument price is less than the market price at the time of settlement. Moreover, our decision to enter into a given instrument is based upon market assumptions. If these assumptions are not met, significant losses or lost opportunities for significant gains may result. In all, the use of these instruments may result in significant losses or prevent us from realizing the positive impact of any subsequent increase in the price of gold on the portion of production covered by the instrument.

UNDER OUR JOINT VENTURE AGREEMENT WITH ANGLOGOLD, WE JOINTLY MANAGE MORILA LIMITED, AND ANY DISPUTES WITH ANGLOGOLD OVER THE MANAGEMENT OF MORILA LIMITED COULD ADVERSELY AFFECT OUR BUSINESS.

         We jointly manage Morila Limited with AngloGold under a joint venture agreement. Under the agreement, AngloGold is responsible for the day-to-day operations of Morila, subject to the overall management control of the Morila Limited board. Substantially all major management decisions, including approval of a budget for Morila, must be approved by the Morila Limited board. We and AngloGold retain equal control over the board, with neither party holding a deciding vote. If a dispute arises between us and AngloGold with respect to the management of Morila Limited and we are unable to amicably resolve the dispute, we may have to participate in an arbitration or other proceeding to resolve the dispute, which could materially and adversely affect our business.

THE AMOUNT OF GOLD PRODUCED AT THE SYAMA MINE FAILED TO MEET PROJECTED LEVELS OF PRODUCTION, AND OUR REMAINING LIABILITIES FOLLOWING OUR CLOSURE OF THE MINE IN 2001 COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

         Following our acquisition of the Syama mine in October 1996, we developed a plan to expand the level of ounces of gold produced to 265,000 ounces per annum for eight years, which we believe would have reduced our unit cash costs to approximately $210 per ounce. However, gold production at the Syama mine never exceeded the approximately 177,000 ounces of gold produced at Syama in 1999 and our unit cash costs never fell below $270 per ounce. In 2000, we reduced the anticipated annual gold production levels of the Syama mine in our plan.

         In December 2001, we placed the Syama mine on care and maintenance, which means that we are monitoring and preserving the condition of the mine's plant and equipment so that it may be returned to active service at some future date should the gold price show a sustained significant rise. Without such a rise in the gold price, a phased closure is anticipated. As of April 30, 2003, we were liable for approximately $5.6 million of the remaining Syama liabilities. We determined to close the Syama mine as a result of our inability to operate the mine profitably, which was caused primarily by the prevailing low gold price and shortfalls in gold production caused by our failure to install and maintain a reliable and adequate supply of power to the mine.

         We have entered into a heads of agreement with Resolute Mining Limited of Australia, or Resolute. Under this agreement we have given Resolute a 12 month option to acquire our entire interest in our wholly-owned subsidiary, Randgold Resources (Somisy) Limited, or RRL Somisy, for $6 million, plus a quarterly royalty payment based on the gold price. RRL Somisy owns 80% of Societe des Mines de Syama, S.A., or Somisy, which owns the Syama mine. In addition, upon execution of the option Resolute should assume $7.0 million of Syama's liabilities. During the option period, Resolute will pay us option fees of $75,000 per month. We may not successfully sell the Syama mine or its assets. If we do, the sale price may not be sufficient to offset these liabilities. Our remaining Syama liabilities, could materially and adversely affect our business, cash flows or financial condition.

OUR MINING OPERATIONS MAY YIELD LESS GOLD UNDER ACTUAL PRODUCTION CONDITIONS THAN INDICATED BY OUR GOLD RESERVE FIGURES, WHICH ARE ESTIMATES BASED ON A NUMBER OF ASSUMPTIONS, INCLUDING ASSUMPTIONS AS TO MINING AND RECOVERY FACTORS, PRODUCTION COSTS AND THE PRICE OF GOLD.

         The ore reserve estimates contained in this Annual Report are estimates of the mill delivered quantity and grade of gold in our deposits and stockpiles. They represent the amount of gold that we believe can be mined, processed and sold at prices sufficient to recover our estimated total costs of production, remaining investment and anticipated additional expenditures. Our ore reserves are estimated based upon many factors, including:

         o the results of exploratory drilling and an ongoing sampling of the orebodies;

         o        past experience with mining properties; and

         o        the experience of the person making the reserve estimates.

         Because our ore reserve estimates are calculated based on current estimates of production costs and gold prices, they should not be interpreted as assurances of the economic life of our gold deposits or the profitability of our future operations.

         Reserve estimates may require revisions based on actual production experience. Further, a sustained decline in the market price of gold may render the recovery of ore reserves containing relatively lower grades of gold mineralization uneconomical and ultimately result in a restatement of reserves. The failure of the reserves to meet our recovery expectations may have a materially adverse effect on our business, financial condition and results of operations.

WE MAY BE REQUIRED TO SEEK FUNDING FROM THIRD PARTIES OR ENTER INTO JOINT DEVELOPMENT ARRANGEMENTS TO FINANCE THE DEVELOPMENT OF OUR PROPERTIES AND THE TIMELY EXPLORATION OF OUR MINERAL RIGHTS, WHICH FUNDING OR DEVELOPMENT ARRANGEMENTS MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS, OR AT ALL.

         We require substantial funding to develop our properties. For example, if we ultimately determine that our Loulo or Tongon projects would sustain profitable mining operations, our ability to build mines at these sites would be dependent upon the availability of sufficient funding. In some countries, if we do not conduct any mineral exploration on our mineral holdings or make the required payments in lieu of completing mineral exploration, these mineral holdings will lapse and we will lose all interest that we have in these mineral rights.

         We may be required to seek funding from third parties if our internally generated cash resources are insufficient to finance these activities. Our ability to obtain outside financing will depend upon the price of gold and the industry's perception of its future price, and other factors outside of our control. We may not be able to obtain funding on acceptable terms when required, or at all. Cash constraints and strategic considerations may also lead us to dispose of all or part of our interests in some of our projects or mineral rights or to seek out third parties to jointly develop one or more projects.

MORILA IS DEPENDENT UPON GENERATORS TO POWER ITS PROCESSING OPERATIONS, AND ANY DISRUPTION IN THE OPERATION OF THE GENERATORS COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         In 1999, Morila SA entered into agreements under which Rolls-Royce Power Ventures, or Rolls-Royce, a power venture company, agreed to supply power to and to sell to and operate generators at Morila. From inception, the generators proved unreliable, resulting in disruptions to the Morila operations and causing us to rely on the Rolls-Royce provision of alternative power generation, at the power venture company's cost. Morila is also dependent upon the supply of diesel to power the generators. In the event that Morila's power supply is disrupted for any significant period of time as a result of the failure of the generators, the failure of any alternative power generation source or interruption in the supply of diesel or otherwise, Morila's gold production, and, accordingly, our financial condition and results of operations, would be materially and adversely affected.

WE CONDUCT MINING, DEVELOPMENT AND EXPLORATION ACTIVITIES IN COUNTRIES WITH DEVELOPING ECONOMIES AND ARE SUBJECT TO THE RISKS OF POLITICAL AND ECONOMIC INSTABILITY ASSOCIATED WITH THESE COUNTRIES.

         We currently conduct mining, development and exploration activities in countries with developing economies, including Cote d'Ivoire, Mali, Senegal and Tanzania. These countries and other emerging markets in which we may conduct operations have, from time to time, experienced economic or political instability, in the form of:

         o        war and civil disturbance;

         o        expropriation or nationalization;

         o        changing regulatory and fiscal regimes;

         o        fluctuations in currency exchange rates;

         o        high rates of inflation;

         o        underdeveloped industrial and economic infrastructure; and

         o        unenforceability of contractual rights.

         The countries of Mali, Senegal and Cote d'Ivoire were French colonies and Tanzania was a British colony until their independence in the early 1960s. Each country has, since its independence, experienced its own form of political upheavals with varying forms of changes of government taking place, including violent coup d'etats. The military has also taken a hand in the politics of these countries and has returned them to stability in times of political upheavals. Successful democratic elections have been held in all of these countries in recent years, which has seen civilian rule returned to power. However, Cote d'Ivoire, the leading economic power in the region, and once considered one of the most stable countries in Sub-Saharan Africa, has experienced three years of political chaos, including an attempted coup d'etat. In November 2002, a mutiny by disaffected soldiers developed into a national conflict between rebels who took control of the north of the country and Government supporters in the south. Discussions between the two parties continue regarding the establishment of an interim power sharing government which would seek to establish a more permanent peaceful solution for the country. A cease fire between all parties was signed at the beginning of May 2003.

         Any political or economic instability in the West African countries in which we currently operate could have a material and adverse effect on our business and results of operations.

         The conflict in Cote d'Ivoire has resulted in us suspending work in the country pending a peaceful solution. As a result, the progress of the Tongon feasibility study has been delayed. We anticipate starting the next phase of the project once normality returns.

         Most goods are supplied to Mali through Cote d'Ivoire. Other supply routes to Mali are, however, functioning. Our operations in Mali have been affected only to the extent of making the supply of diesel more expensive since it now has to be delivered via Togo, which adds additional transportation costs to allow for greater delivery distances.

         Also, any present or future policy changes in the countries in which we operate may in some way have a significant effect on our operations and interests. The mining laws of Mali, Cote d'Ivoire, Senegal and Tanzania stipulate that should an economic orebody be discovered on a property subject to an exploration permit, a permit that allows processing operations to be undertaken must be issued to the holder.

         Legislation in these countries currently provides for the relevant government to acquire a free ownership interest, normally of at least 10%, in any mining project. For example, the Malian government holds a 20% interest in Morila SA as a result of this type of legislation. The requirements of the various governments as to the foreign ownership and control of mining companies may change in a manner which adversely affects us.

IF WE ARE REQUIRED TO CHANGE HOW WE ACCOUNT FOR OUR INTEREST IN MORILA LIMITED IN THE FUTURE TO THE EQUITY METHOD, ANY RESULTING CONFUSION IN THE INVESTOR COMMUNITY COULD CAUSE PERSONS NOT TO INVEST IN OUR SECURITIES.

         Our financial statements have been prepared in accordance with IAS since our inception as an international company, under which we employ joint venture accounting and proportionately consolidate our interest in Morila Limited's assets, liabilities, income, expenses and cash flows. If we are not permitted to utilize joint venture accounting under IAS in the future, we would be required to utilize the equity method to account for our interest in Morila Limited and our other joint ventures, which could cause confusion in the investor community and adversely affect a prospective investor's willingness to invest in our securities. The most likely circumstance under which we would be prohibited from using proportionate consolidation would be if existing accounting policies under IAS were changed to prohibit proportionate consolidation for joint ventures of this type. Under the equity method of accounting, which is mandatory under U.S. GAAP, we would recognize our share of the company's net income as a separate line item in our income statement and would reflect as an investment our share of Morila Limited's net assets on our balance sheet.

IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL OUR BUSINESS MAY BE HARMED.

         Our ability to bring additional mineral properties into production and explore our extensive portfolio of mineral rights will depend, in large part, upon the skills and efforts of a small group of management and technical personnel, including D. Mark Bristow, our Chief Executive Officer. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, equity participation and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions our business may be harmed. The loss of any of our key personnel could adversely impact our ability to execute our business plan. We do not maintain "key man" life insurance policies on most members of our executive team.

OUR INSURANCE COVERAGE MAY PROVE INADEQUATE TO SATISFY FUTURE CLAIMS AGAINST US.

         We may become subject to liabilities, including liabilities for pollution or other hazards, against which we have not insured adequately or at all or cannot insure. Our insurance policies contain exclusions and limitations on coverage. Our current insurance policies provide worldwide indemnity of $100 million in relation to legal liability incurred as a result of death, injury, disease of persons and/or loss of or damage to property. Main exclusions under this insurance policy, which relates to our industry, include war, nuclear risks, silicosis, asbestosis or other fibrosis of the lungs or diseases of the respiratory system with regard to employees, and gradual pollution. In addition, our insurance policies may not continue to be available at economically acceptable premiums. As a result, in the future our insurance coverage may not cover the extent of claims against us.

RANDGOLD & EXPLORATION COMPANY LIMITED, OR RANDGOLD & EXPLORATION, OUR LARGEST SHAREHOLDER, TOGETHER WITH OUR DIRECTORS AND OFFICERS AFFILIATED WITH RANDGOLD & EXPLORATION, HAVE SUBSTANTIAL CONTROL OVER OUR AFFAIRS AND YOU MAY NOT BE ABLE TO INFLUENCE THE OUTCOME OF SOME OF OUR IMPORTANT TRANSACTIONS.

         Randgold & Exploration, our largest shareholder, beneficially owns approximately 43% of our ordinary shares, and our directors and officers affiliated with Randgold & Exploration beneficially own, in the aggregate, approximately 3.7% of our ordinary shares. Randgold & Exploration and those individuals may have the power to influence our business policies and affairs and determine the outcome of any matter submitted to a vote of our shareholders, including mergers, sales of substantially all of our assets and changes in control. In addition, two representatives of Randgold & Exploration are currently members of our Board of Directors. Roger A.R. Kebble, our chairman, is also the chairman of Randgold & Exploration and David Ashworth, one of our non-executive directors, is also a director of Randgold & Exploration.

SOME OF OUR DIRECTORS AND OFFICERS HOLD POSITIONS WITH OTHER COMPANIES IN OUR INDUSTRY, WHICH MAY PRESENT CONFLICTS WITH RANDGOLD RESOURCES THAT ARE RESOLVED IN A MANNER UNFAVORABLE TO US.

         Some of our officers and directors, including our chairman, hold positions with Randgold & Exploration, our largest shareholder, and other companies in our industry. These positions could create, or appear to create, potential conflicts of interest when these directors and officers are faced with decisions that could have different implications for us and the other companies in which these directors and officers hold positions. These conflicts may ultimately be resolved in a manner that is unfavorable to us.

LEGAL ACTION INSTITUTED AGAINST OUR CHAIRMAN AND ONE OF OUR DIRECTORS MAY ADVERSELY AFFECT OUR SHARE PRICE.

         Our chairman, Roger A. R. Kebble, resigned as a director of Durban Roodepoort Deep Limited, or DRD, a South African company, in June 2002. Management of DRD has instituted legal proceedings alleging that while Mr. Kebble was chairman of DRD, he may have benefited from transactions involving payments to a close corporation of which he was a member, which was not disclosed to the company. Mr. Kebble has disputed the claims. We have been informed that a further hearing will take place in October 2003.

         A criminal action, brought on November 12, 2002, is pending in the Specialised Commercial Crime Court in Johannesburg against Mr. Kebble for an alleged contravention of Section 234 of the Companies Act No. 51 of 1973 and/or fraud, arising out of an alleged failure by Mr. Kebble, as a director of DRD to declare to DRD his interest in Skilled Labour Brokers CC and allegations that DRD received invoices from this corporation which were paid by DRD at a time when Mr. Kebble had an undisclosed interest in that entity.

         A criminal action, brought on December 6, 2002, is pending in the High Court of South Africa, Witwatersrand Local Division, against Western Areas Limited, Mr. R. Brett Kebble, Hendrik Buitendag and Mr. Roger A.R. Kebble on unspecified alleged charges of fraud. Details of the charges have not been provided. We have been informed that the proceedings arise out of the proposed restructuring of JCI Gold Limited, Consolidated African Mining Limited, Randgold & Exploration, Free State Development and Investment Corporation Limited and Barnato Exploration Limited, towards the end of 1999.

         In the event that these legal actions continue against our chairman or Mr. R. Brett Kebble, investors may be unwilling to invest in our securities, which may have an adverse effect on our share price.

THE SOUTH AFRICAN RESERVE BANK, OR SARB, REQUIRES THAT RANDGOLD & EXPLORATION HOLD AT LEAST A 36% INTEREST IN US WHICH COULD IMPACT ON OUR ABILITY TO ISSUE ADDITIONAL SHARES.

         SARB regulates Randgold & Exploration's ownership of our shares and requires Randgold & Exploration to maintain at least a 36% interest in us. This requirement may constrain our ability to raise additional funds through the issuance of share capital if any such issuance would result in Randgold & Exploration holding less than a 36% interest in us. SARB also requires Randgold & Exploration to maintain management control of us. According to the South African Companies Act, management control vests in majority shareholders which is defined as shareholders holding at least a 35% interest in a company. If Randgold & Exploration were to reduce its percentage interest in us without SARB approval, SARB could require Randgold & Exploration to dispose of its entire interest in us.

IT MAY BE DIFFICULT FOR YOU TO EFFECT SERVICE OF PROCESS AND ENFORCE LEGAL JUDGMENTS AGAINST US OR OUR AFFILIATES.

         We are incorporated in Jersey, Channel Islands and a majority of our directors and senior executives are not residents of the United States. Virtually all of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon those persons or us. Furthermore, the United States and Jersey currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, it may not be possible for you to enforce a final judgment for payment rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon United States Federal securities laws against those persons or us.

         In order to enforce any judgment rendered by any Federal or state court in the United States in Jersey, proceedings must be initiated by way of common law action before a court of competent jurisdiction in Jersey. The entry of an enforcement order by a court in Jersey is conditional upon the following:

         o the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by Jersey law with reference to the jurisdiction of the foreign courts;

         o the judgment is final and conclusive--it cannot be altered by the courts which pronounced it;

         o there is payable pursuant to a judgment a sum of money, not being a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty;

         o        the judgment has not been prescribed;

         o the courts of the foreign country have jurisdiction in the circumstances of the case;

         o        the judgment was not obtained by fraud; and

         o the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the rules of natural justice which require that documents in the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

         Furthermore, it is doubtful whether you could bring an original action based on United States Federal securities laws in a Jersey court.


RISK RELATING TO OUR INDUSTRY

THE EXPLORATION OF MINERAL PROPERTIES IS HIGHLY SPECULATIVE IN NATURE, INVOLVES SUBSTANTIAL EXPENDITURES, AND IS FREQUENTLY UNPRODUCTIVE.

         Exploration for gold is highly speculative in nature. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our mineral exploration rights may not contain commercially exploitable reserves of gold. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology. Our operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as:

         o        encountering unusual or unexpected formations;

         o        environmental pollution;

         o        personal injury and flooding; and

         o        decrease in reserves due to a lower gold price.

         If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

         Moreover, we will use the evaluation work of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new proven and probable reserves in sufficient quantities to justify commercial operations in any of our properties.

         If management determines that capitalized costs associated with any of our gold interests are not likely to be recovered, we would incur a write-down on our investment in that interest. All of these factors may result in losses in relation to amounts spent which are not recoverable.

TITLE TO OUR MINERAL PROPERTIES MAY BE CHALLENGED WHICH MAY PREVENT OR SEVERELY CURTAIL OUR USE OF THE AFFECTED PROPERTIES.

         Title to our properties may be challenged or impugned, and title insurance is generally not available. Each sovereign state is the sole authority able to grant mineral property rights, and our ability to ensure that we have obtained secure title to individual mineral properties or mining concessions may be severely constrained. Our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

OUR ABILITY TO OBTAIN DESIRABLE MINERAL EXPLORATION PROJECTS IN THE FUTURE WILL BE ADVERSELY AFFECTED BY COMPETITION FROM OTHER EXPLORATION COMPANIES.

         In conducting our exploration activities, we compete with other mining companies in connection with the search for and acquisition of properties producing or possessing the potential to produce gold. Many of these companies have significantly greater resources than us. Existing or future competition in the mining industry could materially and adversely affect our prospects for mineral exploration and success in the future.

OUR OPERATIONS ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATIONS, WHICH COULD CAUSE US TO INCUR COSTS THAT ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

         Our mining facilities and operations are subject to substantial government laws and regulations, concerning mine safety, land use and environmental protection. We must comply with requirements regarding exploration operations, public safety, employee health and safety, use of explosives, air quality, water pollution, noxious odor, noise and dust controls, reclamation, solid waste, hazardous waste and wildlife as well as laws protecting the rights of other property owners and the public.

         Any failure on our part to be in compliance with these laws, regulations, and requirements with respect to our properties could result in us being subject to substantial penalties, fees and expenses, significant delays in our operations or even the complete shutdown of our operations. We accrue estimated environmental rehabilitation costs over the operating life of a mine. Estimates of ultimate rehabilitation are subject to revision as a result of future changes in regulations and cost estimates. The costs associated with compliance with government regulations may ultimately be material and adversely affect our business.

IF OUR ENVIRONMENTAL AND OTHER GOVERNMENTAL PERMITS ARE NOT RENEWED OR ADDITIONAL CONDITIONS ARE IMPOSED ON OUR PERMITS, OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED.

         Generally, compliance with environmental and other government regulations requires us to obtain permits issued by governmental agencies. Some permits require periodic renewal or review of their conditions. We cannot predict whether we will be able to renew these permits or whether material changes in permit conditions will be imposed. Non-renewal of a permit may cause us to discontinue the operations requiring the permit, and the imposition of additional conditions on a permit may cause us to incur additional compliance costs, either of which could have a material adverse effect on our financial condition and results of operations.

LABOR DISRUPTIONS COULD HAVE AN ADVERSE EFFECT ON OUR OPERATING RESULTS AND FINANCIAL CONDITION.

         All Malian national employees are members of the Union Nationale des Travailleurs du Mali, or UNTM. Due to the number of employees that belong to UNTM, we are at risk of having Morila's mining and exploration operations stopped for indefinite periods due to strikes and other labor disputes. Should any labor disruptions occur, our results of operations and financial condition could be materially and adversely affected.

AIDS POSES RISKS TO US IN TERMS OF PRODUCTIVITY AND COSTS.

         The incidence of AIDS in Mali, which has been forecasted to increase over the next decade, poses risks to us in terms of potentially reduced productivity and increased medical and insurance costs. The exact extent to which our workforce is infected is not known at present. The prevalence of AIDS could become significant. Significant increases in the incidence of AIDS infection and AIDS-related diseases among members of our workforce in the future could adversely impact our operations and financial condition.

ITEM 4.  INFORMATION ON THE COMPANY

         A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         Randgold Resources Limited was incorporated under the laws of Jersey, Channel Islands in August 1995, to engage in the exploration and development of gold deposits in Sub-Saharan Africa. Our principal executive offices are located at La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands and our telephone number is (011 44) 1534 735-333. Our agent in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

         We were formed by Randgold & Exploration, a South African resource company, as a result of the decision by Randgold & Exploration to separate its exploration activities between those conducted inside South Africa and Namibia, or the Randblock, and those in Africa outside of the Randblock. Randgold & Exploration is a publicly traded company whose shares trade on the Johannesburg Stock Exchange and on the Nasdaq National Market, in the form of ADRs. This enabled us to engage in the exploration and development of gold deposits and associated metals from African countries, excluding the Randblock, independently of Randgold & Exploration. Randgold & Exploration owns approximately 47.3% of our outstanding ordinary shares.

         Randgold & Exploration transferred its interests in mineral activities outside of the Randblock to us in August 1995, for $5 million, which we satisfied by the issue of 8,000,000 shares to Randgold & Exploration. This represented the value placed by the directors of Randgold & Exploration on the expenditures incurred by it prior to August 1995 outside the Randblock on infrastructure costs, including recruitment costs, mineral rights costs and other set up costs.

         During February 1996, we raised approximately $9.1 million through the issue of 945,000 shares in a private placement to provide funds to continue exploration activities.

         In October 1996, Randgold & Exploration, through an intermediate holding company, Randgold Resources (Holdings) Limited, acquired from BHP International Inc., or BHP, the entire issued share capital of BHP Minerals Mali (which was later renamed Randgold Resources Mali Inc., or RRMI) and the benefit of $78 million in shareholder loans. The main asset of RRMI was a 65% interest in Societe des Mines de Syama SA, or Somisy, whose assets included the Syama mine. We then acquired the investment in RRMI in exchange for the issuance of 3,212,812 new shares at $25.50 per share. As part of that transaction, Randgold & Exploration guaranteed a $32.2 million loan, including interest, which remained owing to BHP from RRMI.

         We acquired the Syama mine in October 1996. However, we have placed this mine on a care and maintenance program and have granted Resolute an option to acquire Syama from us. For a more detailed discussion of the Syama mine, please see Item 3 B. Business Overview.

         We discovered the Morila deposit during December 1996.

         In July 1997, we listed on the London Stock Exchange and completed our initial public offering of 5,000,000 ordinary shares, including Global Depositary Shares, or GDSs, resulting in net proceeds to us of $77.5 million. These proceeds were used to:

         o retire the retained loan from BHP of approximately $32.2 million;

         o contribute to the funding of the capital expansion program at the Syama mine; and

         o fund the exploration activities of the Golden Ridge project in Tanzania, a project which we held for four years. In 1999, this project was sold to Barrick Gold Corporation.

         At the same time, we converted an $18 million loan owed to a subsidiary of Randgold & Exploration into 1,090,909 ordinary shares.

         During November 1998, we completed an offering of 13,254,612 ordinary shares, resulting in proceeds to us of $13.2 million before expenses, and the conversion of Randgold & Exploration's $20 million shareholder loan into shares. The loan had been advanced to fund the capital expansion program of Syama and to fund the further development of the Morila, Tongon and Loulo projects.

         During November 1998, we acquired a further 10% interest in Somisy and some related shareholder loans, through the issue of 1,157,444 of our ordinary shares to the International Finance Corporation.

         During July 2000, we concluded the sale of 50% of our interest in Morila Limited and a shareholder loan made by us to Morila Limited to AngloGold for $132 million in cash. In April 2001, we acquired an additional 29% of Societe des Mines de Loulo, or Somilo, under a sale of shares and loan claims agreement with Normandy LaSource SAS for a purchase price of $2 million, which brought our share of Somilo, to 80%. Also under this agreement, we acquired loan claims regarding cash advanced to Somilo by Normandy LaSource to fund exploration activities. We now conduct our operations through:

         o        a 50% interest in Morila Limited;

         o        a controlling interest in Somisy; and

         o a controlling interest in Somilo, which conducts exploration activities over the Loulo permit.

         In 2001, we and Randgold & Exploration contemplated a business combination, which was rejected by SARB. Randgold & Exploration has publicly announced that it may continue to seek possible business combination candidates, although no agreements, understandings or arrangements have been entered into to date.

         During October 2001, we completed a mandatory share repurchase program in which we bought 11.6 million ordinary shares back from our shareholders at $7.00 per share.

         RECENT DEVELOPMENTS

         In July 2002, we completed an initial public offering of 5,000,000 of our ordinary shares, including American Depositary Shares, or ADSs, resulting in gross proceeds to us of $32.5 million. These proceeds were used to repay the syndicated term loan and revolving credit facility, which were repaid in full in November 2002, and for feasibility studies and development activities.

         In connection with this offering, we listed our ADSs on the Nasdaq National Market.

         In September 2002, we completed an exchange offer in which we exchanged substantially of our outstanding GDSs for ADSs representing a like number of our ordinary shares.

         On December 16, 2002, we entered into a settlement agreement with Randgold & Exploration, Somisy, Rolls-Royce Power Ventures Limited, Syama Power Sales Limited, or SYPPS, and Operation d'Energie de Syama S.A. regarding our outstanding litigation relating to a contract for the supply of power generating equipment to the Syama gold mine. As a result of this agreement, all parties have withdrawn their claims. Under this agreement, we, Somisy and Randgold & Exploration agreed to pay

SYPPS a total amount of $5.3 million in three installments. As of December 31, 2002, a total liability of $2.7 million remained outstanding. This amount is to be paid in two equal installments on the first and second anniversary of the date of the agreement. The outstanding amount bears interest at LIBOR plus 2% as determined by the terms of the agreement. The equipment has been returned to Rolls-Royce Power Ventures Limited which removed the equipment from the mine site at its expense.

         On March 10, 2003, we changed our ADR ratio from two ordinary shares to one ADR, to one ordinary share to one ADR.

         On April 16, 2003 we entered into a heads of agreement with Resolute Mining Limited of Australia, or Resolute. Under this agreement we have given Resolute a 12 month option to acquire our entire interest in our wholly-owed subsidiary, Randgold Resources (Somisy) Limited, or RRL Somisy, for $6 million, plus a quarterly royalty payment based on the gold price. RRL Somisy owns 80% of Somisy which owns the Syama mine. In addition, Resolute will accept $7.0 million of Syama's liabilities. During the option period, Resolute will pay us option fees of $75,000 per month.

         On June 13, 2003, Randgold & Exploration sold 1 million of our ordinary shares reducing its percentage ownership in us to approxmately 43% as of that date.

         PRINCIPAL CAPITAL EXPENDITURES

         As of December 31, 2002, our capital commitments for Morila amounted to $0.9 million. This relates to capital expenditures which had been committed and contracted of $0.8 million. capital expenditures for Morila committed but not yet contracted amounted to $0.1 million financed out of operating cashflows.

         B.       BUSINESS OVERVIEW

         OVERVIEW

         We are engaged in surface gold mining, exploration and related activities. Our activities are focused on West and East Africa, some of the most promising areas for gold discovery in the World. In Mali we own one half of Morila Limited, a joint venture with AngloGold. Morila Limited in turn owns 80% of Morila SA, the owner of the Morila mine. We also have advanced-stage development projects in Mali and the neighboring country of Cote d'Ivoire, and hold exploration permits covering additional areas in Mali, Cote d'Ivoire and Senegal and exploration licenses in Tanzania. As of December 31, 2002, we had declared proven and probable reserves of approximately 2.9 million ounces attributable to our percentage ownership interest in our assets.

         Our strategy is to achieve superior returns on equity through the discovery, management and exploitation of resource opportunities, focusing on gold. We seek to discover bulk tonnage shallow gold deposits, either from our own phased exploration programs or the acquisition of early stage to mature exploration programs. We actively manage both our portfolio of exploration and development properties and risk exposure to any particular geographical area.

         The focus of the joint venture's exploration activities is on extending the existing orebody and discovering new deposits which can be processed using the Morila plant. In addition, we have discovered a corridor covering 10 kilometer by 2 kilometer area hosting gold anomalies to the northwest of the current orebody.

         Outside of the Morila joint venture, we hold exploration permits covering 3,000 square kilometers in the Morila region, where we are engaged in early stage exploration work.

         We also own advanced-stage development projects at Loulo, located in Mali, and Tongon, located in Cote d'Ivoire. Although we have not yet committed to constructing a mine at either project, our work to date, together with the current gold price environment, indicates that profitable mines could potentially be developed at Loulo and Tongon.

OWNERSHIP OF MINES AND SUBSIDIARIES

         Morila is owned by a Malian company, Morila SA, which in turn is owned 80% by Morila Limited and 20% by the State of Mali. The Morila joint venture is jointly owned by us and AngloGold. The mine is controlled by a 50-50 joint venture management committee with day to day operations being the responsibility of a Malian subsidiary of AngloGold.

         The Syama mine is owned by a Malian company, Somisy SA, which in turn is owned 80% by RRL Somisy and 20% by the State of Mali. RRL Somisy is a wholly-owned subsidiary of ours. The Syama mine is no longer being mined and is currently on a care and maintenance program.

STRATEGY

         Our strategy is to achieve superior returns on equity through the discovery, management and exploitation of resource opportunities, focusing on gold.

         We seek to discover, either from our own phased exploration programs or the acquisition of early stage to mature exploration projects, bulk tonnage shallow gold deposits which:

         o        have the potential to be in the lowest total cost quartile;

         o have a reserve potential of greater than two million ounces of gold;

         o have the potential of providing an internal rate of return in excess of 20%;

         o        would, ideally, allow us to recoup our costs within two years;
                  and

         o        would enhance our partnering network.

         We are developing joint venture partnerships and strategic alliances in order to share the inherent risks associated with mineral exploration. We undertake an ongoing evaluation program to review our entry into and continued exploration and development work in our targeted regions. We manage our political risk exposure very actively. Our core area of focus is Sub-Saharan Africa, but all countries with good gold prospectivity worldwide are of interest to us. At present, our focus is on West and East Africa but all nations worldwide are ranked based on their:

         o        exploration potential/mineral endowment;

         o        political stability;

         o        economic and fiscal framework; and

         o        infrastructure.

         We employ a multi-disciplinary team to manage, explore and develop opportunities, including specialists in geology, mining engineering and metallurgy. Our exploration and development activities are guided by specialists from South Africa, Europe, Canada, Mali, Cote d'Ivoire Senegal, Burkina Faso and Tanzania. We aim to maintain a balance between our exploration interests at different stages of development. In our initial stages of growth we held a large number of grassroots exploration interests. Morila, together with several exploration successes, have provided us with a number of more advanced projects and the discovery of Morila resulted in a profit generating asset capable of providing cash flows. Our management has introduced the concept of the "Resources Triangle" which enables the status of a resource project to be ranked against its peers in terms of advancement. Our primary objective is to move projects from the base of the triangle to the status of a producing mine at the pinnacle of the triangle or eliminate them along the way and replace those that are rejected with projects from the pool of projects in the rest of the triangle.


                                           OPERATING MINES
                                       ---
                                               MINE DEVELOPMENT
                                  ------------
                                   FEASIBILITY
                                  PROJECTS AND
                                    RESOURCE/
                               RESERVE DEFINITION
                         ------------------------------
                                     TARGETS
                      ------------------------------------
                         IDENTIFIED GEOLOGICAL ANOMALIES
                   ------------------------------------------


         At the end of 2002, Morila had been in production for 27 months and in that time had produced almost 2 million ounces at a total cash cost of less than $100 per ounce. Production is expected to be at this level for at least the next year and we are investigating ways of optimizing the operation and increasing production. A comprehensive exploration program is being carried out within the Morila Mine Lease area.

         Our corporate, exploration, development and new business program is designed to achieve the following objectives:

         o        advancing the Tongon project;

         o        locating Morila style mineralization in southern Mali;

         o outlining advanced gold targets within our portfolio of exploration permits in three countries; and

         o defining new opportunities within our priority regions in Africa and elsewhere. During the current field season, drilling programs will be undertaken in Tongon, Loulo and Morila.

GEOLOGY

         We target bulk tonnage gold deposits that have the potential to host mineable gold reserves of two million ounces or more.

         West Africa is one of the more geologically prospective regions in the world. The Lower Proterozoic rocks are known to contain significant gold occurrences and occur in West Africa in abundance. The Birrimian greenstone belts, part of the Lower Proterozoic, which are younger than the Archaean greenstones of Canada, Australia and South Africa, contain similar types of ore deposits along with Birrimian greenstone belts that are located in Ghana, Cote d'Ivoire, Burkina Faso, Guinea, Mali, Senegal and Niger. A significant amount of geological information has been collected by government and quasi-government agencies in West Africa. However, the political uncertainty in past years and in particular post-independence has resulted in exploration companies being wary of investing in an area perceived to be unstable. The region has consequently largely been under-explored by mining and exploration companies using modern day technology, until the recent democratic movements in the countries have gained acceptance. Most of our exploration properties are situated within the Birrimian Formation, a series of Lower Proterozoic volcanic and sedimentary rocks. The West African Birrimian sequences host a number of world class gold deposits and producing gold mines.

         Our strategy was initiated before the current entry of our competitors into West and Central Africa, and we believe that this enabled us to secure promising exploration permits in the West African countries of Cote d'Ivoire, Mali and Senegal at relatively low entry costs.

RESERVES

         Only those reserves which qualify as proven and probable reserves for purposes of the SEC's industry guide number 7 are presented in this annual report. The reserves are calculated at an average gold price of $325 per ounce over the life of the mine or project.

         Morila resources and reserves have been calculated by our joint venture partner, AngloGold. The Loulo Project reserves were calculated by Resource Service Group.

         Total reserves as of December 31, 2002, amounted to 40.7 million tonnes at an average grade of 4.39 g/t, giving 5.74 million ounces of gold of which 2.9 million ounces are attributable to us. In calculating proven and probable reserves, current industry standard estimation methods are used. The reserves were calculated using classical geostatistical techniques, following geological modeling of the borehole information. The sampling and assaying is done to internationally acceptable standards and routine quality control procedures are in place.

         The preferred technique used for estimation was ordinary kriging, and the resources have been converted to reserves by the application of all the necessary economic, mining and metallurgical parameters into a pit optimization algorithm. All reserves are based on feasibility level studies.

         Factors such as grade distribution of the orebody, planned production rates, forecast working costs and metallurgical factors as well as current forecast gold price are all used to determine a cut-off grade from which a life of mine plan is developed in order to maximize the profitability of the operation.

         The following tables summarize our declared reserves as of December 31, 2002:

                       PROVEN RESERVES                PROBABLE RESERVES                              TOTAL RESERVES
                  -------------------------       -------------------------                    ------------------------
OPERATION/        TONNES     GRADE     GOLD       TONNES     GRADE     GOLD                    TONNES     GRADE    GOLD
PROJECT            (MT)      (G/T)     (MOZ)       (MT)      (G/T)     (MOZ)                    (MT)      (G/T)    (MOZ)
-------------     ------     -----     ----       ------     -----     ----                    ------     -----    ----
                                                                               Our 40%
Morila mine         4.67      6.23     0.94        23.08      4.42     3.28    share           11.10       4.76    1.70
Loulo project      11.80      3.70     1.41         1.10      3.00     0.11    Our 80%
                                                                               Share           10.32       3.68    1.22
Total              16.47      4.42     2.35        24.18      4.36     3.39    Our share       21.42       4.24    2.92

1. A 10% mining dilution at zero grade and a gold loss of 5% have been incorporated into the estimates of reserves and are reported as mill delivered tonnes and head grades.

2.       Pit optimization carried out at a gold price of $325 per ounce.

3. The Morila reserves have been calculated by our joint venture partner, AngloGold, and Resource Service Group was responsible for calculating the Loulo reserves.

OUR MINING AND EXPLORATION OPERATION

         RESULTS OF OPERATIONS

         The following chart details the operating and production results from operations for the years ended December 31, 2002, 2001 and 2000:


                                             MORILA          SYAMA
                                          ATTRIBUTABLE    ATTRIBUTABLE       TOTAL         MORILA
                                               40%            80%        ATTRIBUTABLE       TOTAL       SYAMA TOTAL
                                          ------------    ------------   ------------      ------       -----------
2002
----
Mined tonnes (million tonnes)                 10.53       Discontinued       10.53          26.32      Discontinued
Ore tonnes mined (million tonnes)              1.29                           1.29           3.23
Gold grade (g/t)                              15.59                          15.59          15.59
Ore tonnes milled (million tonnes)            1.09                            1.09          2.73
Head grade (g/t)                              13.39                          13.39          13.39
Ounces production (oz)                       421,126                        421,126       1,052,816

2001
----
Mined tonnes (million tonnes)                 9.21            0.83           10.04          23.03          1.10
Ore tonnes mined (million tonnes)             1.34            0.55           1.89           3.36           0.73
Gold grade (g/t)                              6.80            3.80           5.93           6.80           3.80
Ore tonnes milled (million tonnes)            1.14            0.46           1.60           2.86           0.61
Head grade (g/t)                              7.53            2.10           6.26           7.53           3.10
Ounces production (oz)                       252,660         45,715         298,375        631,650        60,953

2000
----
Mined tonnes (million tonnes)                 1.68            5.27           6.96           4.21           7.03
Ore tonnes mined (million tonnes)             0.22            1.11           1.32           0.54           1.48
Gold grade (g/t)                              9.27            3.79           4.69           9.27           3.79
Ore tonnes milled (million tonnes)            0.20            1.43           1.63           0.50           1.91
Head grade (g/t)                              9.41            3.42           4.15           9.41           3.42



                                             MORILA          SYAMA
                                          ATTRIBUTABLE    ATTRIBUTABLE       TOTAL         MORILA
                                               40%            80%        ATTRIBUTABLE       TOTAL       SYAMA TOTAL
                                          ------------    ------------   ------------      ------       -----------
Ounces production (oz)                       56,646         126,609         183,255        141,615        168,812


MINING OPERATIONS - MORILA

         INTRODUCTION

         Morila is located approximately 180 kilometers southeast of the city of Bamako and is owned by Morila SA, which in turn is owned 80% by Morila Limited and 20% by the State of Mali. The Morila joint venture is jointly owned by us (50%) and AngloGold (50%). The following map indicates the location of Morila within Mali:




                               [GRAPHIC OMITTED]

                    LOCALITY OF THE MORILA MINE WITHIN MALI

         Under a joint venture agreement between us, we are each entitled to appoint four directors to the board of directors of Morila Limited. AngloGold is entitled to appoint one of its four directors as chairman, which position does not possess an additional vote. A quorum of the board for any meeting may only be achieved if at least two directors appointed by each of us are present. We have further agreed that all major decisions involving Morila Limited must be decided upon at the board level on a consensus basis, though under an operating agreement we have agreed to delegate responsibility for and authority regarding the day-to-day operation of Morila to a subsidiary of AngloGold. Under the joint venture agreement, if either party wishes to sell its interest in Morila Limited, the other has a right of first refusal regarding that interest.

         On December 10, 2002, Morila poured its millionth ounce of gold for the year. Since we brought the mine into production in October 2000, the mine has produced almost 2 million ounces of gold at a total cash cost of less than $100 per ounce.

         In total for the year 2002, the mine produced 1,052,816 ounces at a cash operating cost of $52 per ounce and a total cash cost of $74 per ounce. The main reason for this level of production was the identification of a high grade deposit of mineralization in the northern part of the orebody. This high grade deposit was identified as part of a close spaced reverse circulation drilling program following ongoing modelling and auditing of the orebody.

         Total cash profit for the year was $250 million and distributions to shareholders totaling $142 million were made. The total dividend paid to us during the year amounted to $56.8 million.

         A summary of the salient production and financial statistics for the project as well as a comparison with last year's results follows:

                                                      YEAR ENDED DECEMBER 31,
                                                   -----------------------------
                                                       2002             2001
                                                       ----             ----
Mined tonnes (million tonnes).....................     26.32            23.03
Ore tonnes (million tonnes).......................      3.23             3.36
Gold grade (g/t)..................................     15.59             6.80
Ore tonnes milled (million tonnes)................     2.735             2.86
Head grade (g/t)..................................     13.39             7.53
Recovery (%)......................................     89.28            92.35
Ounces produced (oz).............................. 1,052,816          631,650
Average gold price received ($/oz)................      $308             $273
Cash operating cost (excluding royalty)($/oz).....       $52              $84
Total cash cost ($/oz)(1).........................       $74             $102
Cash profit ($ million)...........................   $250.05          $104.17

---------------

(1)      For a definition of cash costs, please see Item 3. Key Information --
         A. Selected Financial Data.

         The current mine plan has been designed to maximize cash flow in the early years, and thus project returns, by mining and processing as much of the high grade portion of the ore body during the period to the end of 2004. Assuming no additional discoveries are made, we expect the ore grade mined, and therefore production, to fall from 2005 onwards, with a consequential increase in the total cash cost per ounce. These higher total cash costs will not adversely impact the net cash position of the Morila joint venture, as the Morila joint venture will no longer be repaying the Morila loan.

         MORILA TAX

         Morila SA's tax affairs are regulated by the general tax laws of Mali, the mining code and an Establishment Convention, which is an agreement between us and the State of Mali. The mining code sets out general guidelines, whereas the convention is more detailed and takes precedence over any other laws.

The convention fixes the fiscal regime for Morila for the length of the mining permit. If general tax laws or the mining code change, they cannot affect Morila unless they are beneficial to Morila, in which case Morila may adopt the new legislation in its entirety.

         A major benefit of the convention is that Morila is exempt from income tax on profits, currently levied in Mali at the greater of 35% of taxable income or 0.75% of gross revenue, for 5 years starting from October 2000, the date of first commercial production.

         Other benefits under the convention include a three year exemption on import duties from October 2000, which is significant since many of the higher cost consumables are imported, and an exemption on fuel duties for the duration of the mining permit.

         GEOLOGY AND EXPLORATION

         The Morila exploitation permit area is situated in the northern portion of the West African craton and is underlain by Lower Proterozoic (Birrimian) meta-volcanic and meta-sedimentary sequences and large granitoid intrusions. The deposit is located just west of a major regional structure known as the Banifin shear zone. The gold mineralization is hydrothermal in origin, is contained within metamorphosed sediments close to the contact with an intrusive tonalite and hosted within a shallow dipping shear zone referred to as the Morila shear zone. The alteration envelope is characterized by silica-feldspar flooding and the sulphide mineralization consists of arsenopyrite, pyrrhotite, pyrite and trace chalcopyrite. Visible gold is a common occurrence.

        Exploration efforts at Morila last year were concentrated in the following:

         o Infill diamond drilling to increase the level of confidence in the orebody;

         o A deep borehole drilling to test the possibility of a duplicate ore zone at depth;

         o A detailed 20 meter by 20 meter reverse circulation drilling program in the northern pit; and

         o        Exploration of the 200 square kilometer mining lease area.

         Infill drilling designed to convert inferred resources to indicated resources was carried out in two areas in the western fringe and south-east corner of the orebody and has allowed better definition of the orebody.

         The deep borehole, San 251, was drilled between the two pits with the intention of testing whether there was a duplicate of the ore zone at depth. This duplicate model was based on similar analogies in other known deposits. While no significant gold intersection was recorded at depth below the main zone, sporadic anomalous gold amounts were recorded down to almost 600 meters below surface. The main zone was intersected from between 68 to 155 meters below the surface and returned a grade of 4.63 g/t over that 87 meter interval. Detailed logging of the geology and structures at depth has been used to help define an exploration model to guide our exploration in other areas.

         The infill reverse circulation drilling program carried out in the northern part of the orebody was a significant success. Not only did it identify an extremely high grade pod of mineralization which had been poorly defined by the previous more widely spaced diamond drilling, but it also allowed much better refinement of the orebody model in this relatively complex area.

         Values obtained in some of these boreholes clearly illustrate the level of this extremely high grade mineralization which generally occurred at the top of the mineralized zone.

         In borehole RCX 042, 14 meters of mineralization at a grade of 304 g/t was intersected (including a 5 meter interval at a grade of 784 g/t). In RCX 043, 10 meters of mineralization was intersected at a grade of 393 g/t while in RCX 044, 7 meters of mineralization at a grade of 95 g/t was recorded. These 3 boreholes are situated 20 meters apart in an east-west direction across the high grade axis.

         Analysis of geological and grade data has allowed a model to be developed in which a clear association can be seen between the south-west to north-east trending high grade axis and the top of an anticlinal feature. The model indicates a strong possibility of obtaining additional high grade areas within the payshoot axis. A further program of infill reverse circulation drilling is planned in the second quarter of 2003 at a 20 meter by 20 meter spacing to explore this trend.

         The following map indicates the location of five priority targets within the Morila exploitation permit area:



                               [GRAPHIC OMITTED]

                     LOCALITY OF PRIORITY TARGETS WITHIN THE
                           MORILA EXPLOITATION PERMIT

         GRADE CONTROL

         A sophisticated grade control and management system has been implemented in order to ensure effective selective mining, minimum ore losses and the attainment of the desired feed grade. All assay data from the blast hole sampling drilling programs is entered into a centralized database which permits accurate tracking of the gold from production to the actual mill feed.

         The mine has been selectively extracting and blending ore in order to feed consistent grades to the mill. Ore is selectively stockpiled next to the crusher and the planned feed grade to the plant is achieved by blending the stockpile ore with directly tipped ore from the mine. When the extremely high grade was accessed in the northern part of the orebody it was decided to process the high grade material through the plant as soon as possible without any blending with lower grade material. Consequently, as much of the high grade block as possible was fed directly to the mill.

         MINE PLANNING AND RESERVES

         The 2001 mine plan was updated during the year using the resource base updated in April 2002. The previous mining plan called for the extraction of the orebody in a series of three phased pits. The Phase 1 pit was developed in the south-west and commenced by mining the softer, weathered ore before intersecting the more competent ore at depths between 30 and 40 meters. As an unanticipated amount of ore was found within this pit it was not completely mined out as forecast.

         The Phase 2 pit was developed to optimally exploit the high grade payshoot to the north-east accessing the ore after a pre-strip of approximately 70 meters. This successfully achieved its objectives exposing the main zone ore on schedule.

         We anticipate that during the course of the next year a Phase 3 pit development will lead to the merging of the Phase 1 and Phase 2 pits. Transitional rock below the weathered interface has already been exposed in the excavation of Phase 3. Some redesign work has been carried out on the Phase 3 pit. As a result, we have deferred a portion of the pit to a later Phase 4 pit development.

         At December 31, 2002, estimated mineable reserves, including stockpiled ore, amount to 27.75 million tonnes at a grade of 4.73 g/t containing 4.22 million ounces of gold as is tabulated below:

                                                             ATTRIBUTABLE GOLD
     CATEGORY         TONNES (MT)  GRADE (G/T)  GOLD (MOZ)         (MOZ)
------------------    -----------  -----------  ----------   -----------------

Proven............        4.67         6.23        0.94               0.40
Probable..........       23.08         4.42        3.28               1.30
Total Reserves....       27.75         4.73        4.22               1.70

1. A 10% mining dilution at zero grade and a gold loss of 5% have been incorporated into the estimates of reserves and are reported as mill delivered tonnes and head grades.

2.       Reserves are economically viable at a gold price of $325 per ounce.

3. The Morila reserves have been calculated by our joint venture partner, AngloGold, Resources Service Group was responsible for calculating the Loulo reserves.

         A new life of mine plan has recently been completed and approved. This plan aims to ensure that the low grade ore present in the later years of the mine schedule is processed at a profit by bringing its treatment forward. An expansion of the current plant capacity in excess of 330,000 tonnes per month is planned with additional crushing facilities and leaching capacity and capital expenditures of $8.9 million budgeted.

         The extra crushing stage ahead of the mill will allow the feed size to the mill to be optimized to enable higher mill throughput.

         Four additional CIL tanks will provide additional leach residence time to accommodate the higher throughput.

         Based on the current reserves, it is estimated that production will cease in 2010. However, the early results from the exploratory drilling immediately to the west of the presently defined orebody indicate the orebody to be still open and present the opportunity for further extensions to the life of mine.

         Additionally, exploration successes in the Donba-Fingola corridor and elsewhere on the lease offer further opportunities to extend the life and profitability of the operation.

         CONSTRUCTION

         Construction at Morila started in 1999 and was completed in 2001, on time and within the original budget. Despite our sale of 50% of our interest in Morila, the original construction team assembled by us continued to run the project through commissioning.

         The project costs amounted to approximately $102 million. The full breakdown is as follows;

                                                AMOUNT
CATEGORY                                    (IN THOUSANDS)
---------------                             --------------
Main contractor.....................           $ 52,000
Preliminary and general.............             17,285
Transport...........................             12,109
Earthworks..........................             11,512
Finance.............................              9,503
                                                -------
Total...............................           $101,959
                                               ========

         PROCESS PLANT

         The Morila metallurgical plant oxide process was completed and commissioned in October 2000. The plant has a dedicated oxide handling unit which eliminates the problems of feeding soft ore through a hard rock crushing unit. This unit was completed and commissioned in 2001.

         INFRASTRUCTURE

         The raw water dam at Morila, completed in 2000, is maintained at a 97% capacity level and provides a three months' requirement in the event of a severe drought. It has encouraged an influx of local and migratory birds and is a recreational facility for mine staff. The mine village is fully occupied by senior and expatriate staff. The local mine village in the Sanso area has been completed to accommodate supervisory Malian staff and their families. These homes are supplied with electrical power, piped potable water and a sewerage disposal system. We also upgraded a medical clinic and additional classrooms have been erected at the Sanso school.

         POWER STATION

         The power station incorporates five 5.5 megawatt Rolls-Royce Allen 5012 diesel generator sets operated by a Rolls-Royce operating subsidiary. Rolls-Royce has completed corrective work relating to the defective design of the engine's connecting rod assembly which was made to each engine one at a time. Rolls-Royce contracted with Aggreko to provide full power requirements pending the successful re-engineering of the connecting rod failure. During this period, 22 Aggreko high speed generators were kept on site to prevent further power interruptions until the Allen generators were working to management's satisfaction. These generators have all been removed with the last six units being removed in April 2003.

         COMPLETION

         The Morila Loan Agreement required the production of two completion test certificates; a Mechanical Completion Certificate and an Economic Completion Certificate. The Economic Completion Certificate incorporated a three-month completion test which included a 14-day operational capacity test.

         The three-month technical completion test took place between June 1 and August 31, 2001 and at the conclusion of the test, the Morila mine had met the technical, construction, operating and total cash cost requirements for both mechanical completion and economic completion as set forth in the Morila Loan Agreement.

         This achievement is significant in that the Morila Loan is no longer recourse to the guarantors and allows the distribution of cash from the project to begin. Morila paid its first dividend of $16 million at the end of September 2001 of which our share was $6.4 million. Since this date Morila has paid out $244 million in dividends of which our share was $97.6 million.

         MINING

         Mining operations are carried out under contract by Somadex, which is a subsidiary of DTP Terrassement, the mining arm of the French construction company, Bouygues.

         Mining of the softer weathered rock is carried out using mechanized scrapers while the harder unweathered ore is mined using conventional loaders and dump trucks.

         Phase 1 pit was essentially mined out by the middle of the year as ore began to be sourced from the Phase 2 pit in the north. At the same time the stripping of the softer weathered ore from Phase 3 pit commenced and by year end the transition between weathered and unweathered ore exposed.

         ORE PROCESSING AND METALLURGY

         Ore from Morila is processed at an on-site metallurgical plant. At the end of 2002, the Morila metallurgical plant continued to operate in excess of its design throughput of 250,000 tonnes per month. The Knelson concentrator gravity processing unit continued to maintain good performance on the main hard ore feed. Recovery of the free gold through a gravity process at Morila constitutes approximately 40% of total gold production.

         The high overall recovery seen on the oxide material was maintained through the transition material as well as the harder sulphides. The free milling nature of the Morila ore has been confirmed with hard sulphide recoveries of 89.3% on average during 2002, which is in line with our feasibility study estimates.

         With the operation stabilizing on the hard sulphide ore by the end of 2001, attention was turned to optimizing the process to further enhance throughput.

         The oxide ore mining phase at the Morila metallurgical plant was completed early in 2001. The plant now processes the harder sulphide ore requiring both processing units to be running and a constant power draw of about 16 megawatts. Sulphide commissioning was carried out at low SAG mill speeds using the variable drive motor, relatively low steel load and charge levels. These parameters resulted in a lower power draw of approximately 14 megawatts. Sufficient capacity and power is available to exceed processing rates of 400 tonnes per hour which we achieve on a regular and sustained basis.

         A dedicated oxide paddock was constructed some distance from the foot of the main tailings containment wall. Traditional tailings deposition has been successfully augmented with lifting the main retaining wall.

         While in the last quarter of 2001 the plant exceeded design capacity, the milling rate fell to below design in the first quarter of 2002. A "mine to mill" program was instituted which aimed to increase throughput by optimizing aspects of ore treatment from the blasting through to milling. As a result, milled tonnage for the second quarter was 787,644 tonnes. The major part of the increase can be attributed to better fragmentation within the pit. Throughput was reduced for the next few months in order to better deal with the high grade ore. In December, throughput was again increased and a record of 288,402 tonnes was milled during the month.

         Recoveries from the high grade ore were optimized by treating the high grade ore separately rather than blending it with lower grade ore. The plant was therefore set up specifically for dealing with the high grades. Milled throughput was reduced in order to grind the ore finer and increase residence time and in particular the gravity circuit was fine-tuned with the help of consultants from Knelson. A special isolated area was set aside on the tailings storage facility for the storage of tailings with high grade residues, which can be retreated later.

         PROPERTY, PLANTS AND EQUIPMENT

         Morila is built on property allocated to it under terms of the mining code and the Morila exploitation permit. While Morila is operational, it retains the exclusive right to use the surface for its mining requirements including the erection of plant, housing, tailings disposal facilities and the workings themselves. Only on closure and once rehabilitation has been effected does the property revert to the local community, which was compensated when the property was originally acquired for mining purposes.

         The value of the plant, equipment and infrastructure at Morila is estimated at $130 million. The majority of Morila's value is attributed to the processing plant, power plant and associated workshops. The total mine permit area at Morila is 200 square kilometers. All infrastructure requirements including roads, power and water reticulation, waste disposal, communications, recreation, health and safety facilities are provided by the mine. Morila also maintains a licensed airstrip.

         Morila is subject to charges over its assets in terms of the Morila loan agreement and finance leases on an oxygen and a power plant.

         INDUSTRIAL RELATIONS AND HUMAN RESOURCES

         COMMUNITY RELATIONS

         Special efforts have been made during the year to enhance community relations and to promote and manage the social impact of mining activities on the communities surrounding the mine.

         A strategy was devised and $750,000 was allocated specifically to sustainable community development activities. Other resources were also allocated, including two additional community development officers. Part of the funding was provided through the setting up of a community trust fund of $500,000 that is managed jointly by the community development committee with assistance from the mine and government agencies.

         The community development committee is made up of representatives nominated by the communities surrounding the mine. In addition there are two representatives from the mine and local government is represented by mayors and the government's regional permanent area representative. The committee meets regularly and decides on the development priorities for the local villages.

         During 2002, much work has been done on villages' infrastructure (bridges, roads, etc), the provision of water to the villages, the upgrading of schools and clinics in the area and an AIDS awareness campaign.

         Two mosques, one in Sanso and one in Donba have been requested by the community development committee and work on these has started and is due for completion early in 2003.

         At the national level, during calendar year 2002, approximately $63 million was paid to the Malian Government in payroll taxes, duties, royalties and dividends and a further amount of $35 million was paid to local businesses for goods and services rendered.

         INDUSTRIAL RELATIONS

         During 2002 the workforce held elections that led to the formation of a union structure at Morila in February 2002.

         The union and management are currently engaged in the negotiation of a mine level agreement to enhance understanding and regulate industrial relations on the mine. The mine level agreement will complement and clarify many of the "rights" and "interests" outlined in the existing Collective Labour Agreement of the Mining, Geological and Hydrogeological Companies and Enterprises of the Republic of Mali which was written in 1985, and is currently being revised.

         A two day national strike was called in October 2002 by the Section Nationale des Mines et des Industries (SECNAMI) and was observed by the workers on all the large mines in Mali, including Morila. Work returned to normal at Morila following the two day stoppage and the completion of discussions with the union to ascertain how its grievances related to Morila. With the full co-operation of SECNAMI and its members, Morila has put in place a series of interventions to address the grievances that include a number of industrial relations capacity building programs.

         HUMAN RESOURCES

         Manning levels for permanent and temporary Morila and contractor employees on the mine are as follows:

Morila Employees:


  National Permanent................................406
  Temporary..........................................39
  Expatriate........................................ 53
                                                    ---
  Total.............................................498

Contractor Employees:


  Nationals.........................................624
  Expatriates....................................... 48
                                                    ---
  Total.............................................672

         PERSONNEL ADMINISTRATION, TRAINING AND DEVELOPMENT

         A performance management and a job evaluation system were implemented during the year.

         The mine has a localization program which is integrated with the manpower plan and training and development strategy. The localization program is designed to schedule the development of National employees to competency levels whereby they can be promoted to posts currently filled by expatriates.

         DEVELOPMENT PROJECTS

         The following map shows the location of the Loulo and Tongon development projects:


                                [GRAPHIC OMITTED]


         LOCALITY OF LOULO AND TONGON DEVELOPMENT PROJECTS


LOULO PROJECT

         The Loulo Project is situated in western Mali adjacent to the Faleme River which forms the frontier with Senegal. It is located 350 kilometers west of Bamako and 220 kilometers south of Kayes.

Loulo is situated 890 kilometers by road from the Port of Dakar in Senegal, 96 kilometers from Sadiola and approximately 28 kilometers from Segala and Tabakoto. Loulo falls within the Birrimian sequence of the Kenieba inlier. This succession of volcanosedimentary and clastic rocks contain several major regional shear structures hosting gold deposits such as Sadiola, Segala, Tabakoto, Loulo 0 and Yalea.

         The original Loulo 0 gold deposit was discovered by Syndicat Or (a joint venture between Bureau de Recherches Geologiques et Minieres, or BRGM, and La Direction Nationale de Geologie et Mine, or DNGM) in 1981. Syndicat Or continued with exploration until 1989 and concluded with a feasibility study showing that the Loulo 0 deposit was sub-economic.

         In June 1992, BHP entered into an option and share purchase agreement with BRGM and the Malian Government, referred to as the Somilo Joint Venture. After it was acquired by Randgold & Exploration, we took control of the Loulo Project in October 1996.

         A period of rapid exploration followed, resulting in the discovery of the Yalea deposit. A feasibility study was completed which estimated that 120,000 tonnes of ore per month could be mined from the two identified orebodies, Loulo 0 and Yalea, for a period of 10 years. Submission and approval of the feasibility study to the Board of Somilo allowed us to increase our stake in the project to 51%. However, the development of the project was put on hold as a result of the discovery of Morila and the decision to develop the Morila project ahead of Loulo. Exploration programs successfully identified additional mineralized material to the project. As we continued to view Loulo as one of the better undeveloped projects in Africa, we acquired an additional 29% from Normandy LaSource SAS in April 2001 bringing our share to 80%. The other 20% is held by the Mali Government.

         During 2002, work on the Loulo Project has concentrated on updating the feasibility study. The two open pits, at the Loulo 0 and Yalea orebodies, were re-optimized and a gravity testwork program completed. The pit optimization lead to a design change with the pits bottoming at a shallower depth with a significant change in the strip ratio. Detailed mine planning and scheduling is in progress to determine the optimum mining rate for the two pits.

         Metallurgical testwork results have confirmed the ores' positive reaction to a gravity gold concentration step and this has been incorporated into the process design which allows more gold to be recovered at a lower cost per ounce. An eleven borehole drilling program at the Loulo 0 orebody aimed at reducing interhole spacing to an average of 50 meters confirmed grade continuity within the main payshoots, or higher grade areas. This has increased our confidence in the shape and grade of the orebody.

         Discussions with the Malian Government on the development of the project have progressed and an inter-ministerial commission has been formed to address critical project issues.

         GEOLOGY

         The project is located within a Lower Proterozoic Birrimian metasedimentary-volcanic sequence. The area is extensively laterized and covered by depositional material, with only a very small amount of rock visible at the surface.

         The permit area is transgressed by several regional linear structures, such as faults or shear zones, and there exists a strong spatial relationship between gold and these structures. The regional structures strike for over 50 kilometers north to north-east across the permit area. The main alteration types associated with mineralization include quartz tourmaline, sulphidation, albite, silicification, hematization and carbonate.

         Our exploration work over the Loulo Permit during the past five years has identified several distinct types of mineralization. These types of mineralization are as follows:

         o Brittle deformation of the competent tourmalinized quartzites within gold related reverse faults or thrusts as at Loulo 0, Loulo 2 and Yalea Ridge;

         o Shear zones hosted within a brecciated sequence of siltstones, quartzites and polymictic breccia's as at Yalea and P125;

         o Thrust arrays or duplex stockworks, and thrust related breccias in the footwall of reverse faults or thrust ramps in receptive host rocks (footwall mineralization at Yalea-P125);

         o Brittle deformation and disseminated mineralization associated with quartz-feldspar porphyry dykes locating in dilational zones within shear systems.

         During 2002, an infill diamond drilling program was completed on the Loulo 0 orebody involving eleven holes for a total of 2,033 meters. The objectives of the program were to reduce the interhole spacing within sparsely drilled areas and confirm payshoot boundaries in order to ensure that the current pits are optimally designed.

         The results confirm continuity of mineralization and geology within the quartz-tourmaline ore zone with high grades related to intense stockworks of quartz carbonate veining in association with pyrite and visible gold. Seven of the intercepts are better than the surrounding holes with the other four returning similar values. Geological and resource modelling will be undertaken to incorporate this new data. In conjunction with this drilling, a program of detailed trenching and mapping has been undertaken along the 900 meter strike length of the outcropping quartz-tourmaline unit to ensure that surface geological modelling and definition is optimal for mining and grade control. The results confirm the continuity of the mineralized quartz-tourmaline unit and provide us with detailed geological and grade control information for the first phase of mining.

         MINERAL RESERVES

         Resource Service Group has calculated the reserves for the Loulo Project set forth below as of December 31, 2002.

                       PROVEN RESERVES                PROBABLE RESERVES                        TOTAL RESERVES
                  -------------------------       -------------------------              ------------------------
                  TONNES     GRADE     GOLD       TONNES     GRADE     GOLD              TONNES     GRADE    GOLD
CATEGORY           (MT)      (G/T)     (MOZ)       (MT)      (G/T)     (MOZ)              (MT)      (G/T)    (MOZ)
-------------     ------     -----     ----       ------     -----     ----              ------     -----    ----
Loulo 0.......     6.20       3.40     0.69        0.30       2.50     0.03    Our 80%
                                                                               Share
Yalea.........     5.60       4.00     0.72        0.80       3.20     0.08
Total.........    11.80       3.70     1.41        1.10       3.00     0.11               10.32     3.68     1.22

1.       Pit optimization carried out at a gold price of $325 per ounce.

2. The reserve includes a 10% dilution at zero grade, 5% mining loss and an allowance of 5% for extra waste estimated to allow for pit design parameters.

         MINING

         The current feasibility study anticipates that the two deposits delineated to date, Loulo 0 and Yalea, would be mined simultaneously using a mining contractor and the ore trucked to the crusher which will be situated in close proximity to the Loulo 0 pit. Initial mining at Yalea is expected to be "free dig", meaning that the rock may be extracted without the use of explosives, as a result of the softness of the near surface ore.

         MINERAL PROCESSING AND METALLURGICAL TESTING

         We anticipate that the Loulo project will require a process plant incorporating milling, gravity and CIL recovery treating between 150,000 tonnes per month and 180,000 tonnes per month. Ore would be sourced from both the Loulo 0 and Yalea open pits. Recently completed test work has demonstrated the amenability of the ores to gravity concentration and this appears to significantly improve overall recovery, particularly on the unweathered Yalea ores.

         ENVIRONMENTAL ISSUES

         An Environmental Impact Assessment has been concluded that found no environmental issues that could stop the project. The Environmental Impact Assessment was conducted by our external consultants, Digby Wells and Associates. Impacts related to the physical environment, archaeological sites, flora and fauna and physical pollution will be mitigated against through planned programs and training. The main impact of the project would be of a socio-economic nature. By working with the local communities, regional structures and central government, a plan will be developed whereby the best sustainable benefit accrues to all stakeholders. A new location for the tailings storage facility has now been located and is situated further from the Faleme River. The new site, which is eight kilometers from the river, was considered necessary to avoid potential concern over its previous location only two kilometers from the river.

         UNDERGROUND SCOPING STUDY

         The Loulo 0 and Yalea orebodies both host high grade payshoots with values of between 10 and 7 g/t from five meter widths over strike lengths of 600 and 400 meters, respectively. These payshoots have only been sparsely drilled down to a vertical depth of 250 meters at Loulo 0 and 150 meters at Yalea and reflect the potential at depth within these mineralized systems.

         FEASIBILITY

         An underground scoping study was completed during the year by external consultants, RSG Global. The study focused on exploiting the deeper extensions of the southern payshoot at the Loulo 0 deposit. The study indicates the orebody can be accessed below the current pit bottom via a twin spiral decline system developed in the footwall of the ore zone. Ore extraction would be planned through the shrinkage stoping method. As the borehole spacing is limited at depth, further exploration boreholes are planned to increase confidence and the planned mining method. Based on the results from this study, a scoping study to test the potential of the Yalea underground resource is also planned.

         Our detailed internal review of the project demonstrates that the project has the ability to meet our criteria for investment. However, the internal review has highlighted the sensitivity of the project to certain areas. As project returns are extremely sensitive to production rate increase, a detailed design and scheduling project is being carried out by external consultants in order to confidently establish the maximum production that can be achieved from the two pits. Discussions with the Malian Government are proceeding to finalize the fiscal regime under which the mine will operate as well as the capital structure of the mining company. A government commission has been formed to address the issues relating on the Loulo Project. Initial meetings have been held to present our requirements and we expect to continue working on these issues during the first quarter of 2003. Our main issues concern provision of hydro-power for Loulo from the nearby Manantali dam, provision of water from the Faleme River and upgrading of regional infrastructure. Potential for synergies with other developing projects in the region are also being reviewed.

TONGON PROJECT

         The Tongon Project is located in northern Cote d'Ivoire, 628 kilometers north of Abidjan within the 671 square kilometer Nielle permit in central, northern Cote d'Ivoire. We have held the exploration permit since November 1996 and have carried out exploration activities on the project in several phases.

         The project is situated in an area of relatively well-developed infrastructure with nearby access to good roads, power, water and telecommunications networks. Mineralization occurs within two zones, the northern and southern zones, over a cumulative strike length of four kilometers.

         A Type 2 Feasibility Study was completed in the first half of the year. This indicated that the project could be economically viable and the decision was therefore made to proceed with further, more advanced, feasibility work.

         MINING

         It is anticipated that mining of the Tongon orebodies would be by open-pit methods. It is intended that contract mining will be employed.

         More detailed drilling is required in order to assess the proven and probable reserves at this project.

         METALLURGICAL

         Metallurgical testwork has been carried out on both the oxide and sulphide ores from the Tongon deposits with the objective of developing a low cost gold recovery process.

         We anticipate that the Tongon Project will require a 200,000 ton per month recovery plant for treating the more competent sulphides. This plant will be designed to accommodate 240,000 tonnes per month of the softer oxides in the initial phase of exploitation.

         Indications from the metallurgical testing completed to date are that acceptable recovery rates are possible from both the shallow weathered zones and the deeper unweathered zones. Mineralogical investigations indicate that the gold in the deposits is generally fine grained. The gold in the shallower zones is recoverable by simple milling and CIL treatment, while recovery of the gold in the deeper zones will require flotation, fine grinding of the concentrate followed by CIL extraction. The recovery assumed for the oxide material is 95% and for the sulphide 88%.

         PROJECT STATUS

         A 10,000 meter drilling program was designed, costed and approved in order to test the model fully and gain more assurance concerning the mineralized material. This program was initiated by a 16 borehole drilling program the results of which are described in the section on exploration activities.

         Operations were disrupted by the state of unrest in Cote d'Ivoire which started on September 19, 2002 when a faction of the military stationed in the north of the country became dissatisfied with the newly elected government and started a process of civil unrest in the town of Bouake, which quickly spread to the other towns in the north. The government forces were unable to quell the uprising and, after intervention by neighbouring countries and France, the rebels and government have reached agreement and are in the process of reconciling their differences. All on-site work at the Tongon Project is currently suspended. We are hopeful that the disruption will be short lived as we believe there is considerable movement towards settlement of issues in the country.

DISCONTINUED OPERATION

         SYAMA GOLD MINE

         Syama is owned by Somisy, which in turn is owned 80% by RRL Somisy. The remaining 20% is owned by the Government of Mali. We own 100% of RRL Somisy.

         Syama has been placed on a care and maintenance program. All gold production activities, including the clean-up of the gold plant, have now ceased. In line with the decision to suspend mining operations, activities at the Syama mine have now been reduced to rehabilitation and monitoring work. Despite Syama having been one of the largest employers in Mali, one of the poorest countries in the world, there were no labor disputes in connection with the closure of Syama.

         On April 16, 2003 we entered into a heads of agreement with Resolute. Under this agreement we have given Resolute a 12 month option to acquire our entire interest in our wholly-owned subsidiary, RRL Somisy, for $6 million, plus a quarterly royalty payment based on the gold price. RRL Somisy owns 80% of Somisy which owns the Syama mine. In addition, Resolute will assume $7.0 million of Syama's liabilities. During the option period, Resolute will pay us option fees of $75,000 per month.

         Should a satisfactory sale of our interest fail to be concluded the alternative is decommissioning and a phased disposal of the plant and equipment to complete the rehabilitation of the mine.

         During the year, we purchased from the International Finance Corporation its shares in Somisy for a nominal amount. As part of its exit strategy, the International Finance Corporation undertook on a best endeavors basis to introduce a trust fund to assist in the sustainable development of the local community affected by the closure of the mine.

         On December 15, 2002, we entered into a settlement agreement with Randgold & Exploration, Somisy, Rolls-Royce Power Ventures Limited, Syama Power Sales Limited, or SYPPS, and Operation d'Energie de Syama S.A. regarding our outstanding litigation relating to a contract for the supply of power generating equipment to the Syama gold mine. As a result of this agreement, all parties have withdrawn their claims. Under this agreement, we, Somisy and Randgold & Exploration agreed to pay SYPPS a total amount of $5.3 million in three installments. As of December 31, 2002, a total liability of $2.7 million remained outstanding. This amount is to be paid in two equal payments on the first and second anniversary of the date of the agreement. The outstanding amount bears interest at LIBOR plus 2% as determined by the terms of the agreement. The equipment is to be returned to Rolls-Royce Power Ventures Limited which will remove the equipment from the mine site at its expense.

         CLOSURE OF THE SYAMA MINE

         We acquired the Syama mine in October 1996. At the time of acquisition, the Syama ore processing capability was approximately 75,000 tonnes per month. The installed power capacity at Syama was 15 megawatts, or MW, and the operation used 9 MW in steady state operating mode, plus 5 MW to start production. At the time of acquisition, gold production was running at approximately 120,000 ounces per year and costs at approximately $3.8 million per month, resulting in unit costs of approximately $380 per ounce.

         Following acquisition, we developed a two-phase plan to expand plant capacity to 210,000 tonnes per month and the level of ounces produced to 270,000 ounces per annum. We believed this production level would have reduced unit costs to $210 per ounce by increasing the number of ounces over which costs were spread, the majority of which were fixed. According to the plan, total mine costs (mining, milling, general and administrative and royalty) would have increased to approximately $4.7 million per month, with unit costs decreasing to $210 per ounce with the increased production. The fixed-cost element of the projections was based on then current fixed costs. The variable cost elements were calculated on test work and actual quantities of reagents and power per ton milled for oxide and more competent harder ore.

         The expansion plan for Syama consisted of two phases:

         o The first phase, Syama 1, involved the expansion of the power generation facilities, the crushing and stockpiling facility, the gold recovery section and the addition of sulfide regrind milling and flotation sections.

         o The second phase, Syama 2, added additional crushing and stockpiling capacity and another mill.

         The phased approach allowed operations to continue while the additional plant was being installed.

         In July 1997, we installed 10 additional refurbished Fairbanks Morse, or FBM generators at the Syama power plant. The first was installed in July 1997 with the subsequent machines scheduled to arrive every 2 months thereafter. The additional 18 MW of power supply would bring the total available power to 33 MW on site. This would more than satisfy the steady state operational requirement of 17 MW, with a start-up requirement of a further 5 MW making a total of 22 MW on start-up. The FBM generators were subsequently derated, however, from 1.8 MW to 1.4 MW and two MTU, or back-up, generators were ordered.

         In September 1998, progress with Syama 1 resulted in operational steady state of 140,000 to 150,000 tonnes per month being achieved, close to plan of 160,000 tonnes per month. Costs had been reduced to below $270 per ounce, thus achieving higher ounce output at lower cost. We planned further reductions in costs to $210 per ounce for Syama 2 by an increase in mill throughput to 210,000 tonnes per month, which would have resulted in a further improvement in absorption of fixed costs. The steady state power requirement was now 14 MW plus 5 MW for start up. Total installed power was now 22 MW, comprising 10 MW from the 10 Caterpillar units and 12 MW from the eight FBM units.

         In November 1998, a portion of Syama 2 was commissioned. The mine plan called for ore production of 210,000 tonnes per month. The mines installed power supply gave an average available capacity of 24 MW, ranging from 18 MW to 30 MW. The installed generators were comprised of 10 MW from the 10 Caterpillar units, 12 MW from the eight FBM units and 8 MW from the two MTU units. The steady state power operating requirement was 17 MW, plus five MW for start up.

         From this point on, however, we began to encounter problems with our power supply. The FBM generators were under pressure and were failing from time to time. The back-up MTU units (4 MW each) were commissioned, and provided some back-up capacity, but were not intended to be in continuous operation. The new power demand, being so close to the available power level made steady state operation unachievable and power interruptions were frequent. Our production became unsteady as required power was only just matched by installed power. When available power dropped below 22 MW, sufficient reserve was not available to allow the Syama 2 installation to start up, allowing only the Syama 1 phase to operate. The frequent power interruptions caused motor damage and plant downtime resulting in an unsteady operation and lower plant yields.

         Between November 1998 and April 1999, we worked closely with representatives of O'Brien Energy Services, the distributor of the FBM generators, to remedy the problems with the FBM generators. Additionally, we worked closely with representatives of Coltech Inc., the manufacturers of the FBM generators. The Coltech representatives determined that the FBM generators should be refitted with original FBM replacement parts, which were put on order in March 1999.

         In April 1999, we decided that the mine's power requirements should be supplied by outsourcing to experts and by using new engines. In May 1999, we invited power suppliers to submit bids, and in June 1999, we selected Rolls-Royce to supply Syama with two generators to replace some of our existing generators.

         In June 1999, we agreed in principle with Rolls-Royce that it would supply two Allen 5012 engines, the first of which would be commissioned in November 1999. We also entered into a contract with Rolls-Royce under which they would manage our existing power plant until the new Allen engines were commissioned by Rolls-Royce.

         Following the arrival of Rolls-Royce personnel at Syama, power from the FBMs was stabilized with the delivery of original FBM parts. At this stage we had an average available capacity of 22 MW (in a range of 18 MW to 26 MW), comprising 10 MW from the 10 Caterpillar 3516 units and 12 MW from the 8 FBM units and 4 MW from the one remaining MTU unit. Less total power was available, but supply was more steady. The power requirement was now 17 MW plus 5 MW for start up. Production was more stable at 170,000 tonnes per month.

         In October 1999, the first Allen machine arrived on site late, which pushed back the scheduled commissioning of the engine to February 2000. At this stage, there were no indications that any further difficulties would be experienced with the installation of Rolls-Royce power.

         In December 1999, the gold price continued in a low range averaging $279 per ounce in 1999 and an impairment assessment was carried out to see if the carrying values of the assets were still applicable in view of the mine plans going forward and the current gold price scenario. As part of the assessment of the mine plan, consideration was given to the likelihood of ongoing production problems. Any future problems were judged to be limited to the interruption of plant production caused by lack of stable power supply. However, the provision of the new Rolls-Royce engines was planned to address that.

         With additional throughput at a lower cost of production, Syama 1 had been a success, but Syama 2 could not yet reach a steady state. Given the progress made to date with the capital program in everything except power, the management of the power plant by Rolls-Royce, and the pending installation of a new power plant with the backing of the Rolls-Royce brand name, we believed it was reasonable to assume the plan would be achieved.

         An impairment write-down of $45 million resulted from the excess of long term assets over the future cash flows of the mine. An impairment entry was made at the end of the 1999 financial year. Actual production at the Syama mine for the 12 months ended December 31, 1999 was 177,000 ounces compared to the planned 265,000.

         We continued to experience delays in the commissioning of the first Rolls-Royce Allen engine, but were given assurances that the engines would be commissioned. Given the delay, in February 2000 we ordered four additional Caterpillar units to supplement the power supply. Since our Caterpillar plant was under pressure as well, with rebuilds being delayed, to maintain sufficient spinning reserve, it was necessary to replace some units, particularly since we could not take the others off-line to overhaul them.

         In March 2000, the second Allen engine arrived on site. In addition, the two Caterpillar units were delivered and put on-line. We made every effort to improve cash flow, but continued interruptions resulting from inconsistent power supply started to impact on Syama's cash position, and consequently, the ability to finance the replacement of some of the mining fleet. With the higher costs and lower gold prices, the optimum strip ratio was increasing, and consequently, the requirement to finance the stripping of the waste material was increasing.

         In May 2000, we selected a contract miner to assume the earth-moving operation, which involved drilling, blasting, loading and hauling services in accordance with our plan. We believed that a contract miner could perform these functions more cheaply and efficiently than we could on our own.

         In June 2000, in view of the lower levels that had been achieved against our plan to that time, we reduced the anticipated annual production levels in our plan for projecting future cash flows. We deemed that there were indications of impairment of the Syama mine and tested the Syama operation for impairment.

         In the third quarter of 2000, Syama instructed Rolls-Royce to remove their equipment from the operations. Syama made this request even though the contract with Rolls-Royce did not expressly provide that Rolls-Royce was in breach of the contract. At that time, Rolls-Royce was also on site at Syama under contract to operate Syama's existing power plant.

         In October 2000, two Caterpillar units were delivered and put on-line. The contract miner established on-site and assumed earth-moving operations. We also held a strategic review for Syama and adopted a 30-month mine plan to extract the remaining ore from the pit. The plan contemplated ceasing mining activities at the end of January 2001, after removing the remaining exposed ore in the north of the pit, and processing stockpiles for the remainder of the 30-month period.

         The first Allen 5012 unit commenced testing in late November 2000 and Rolls-Royce claimed to have commissioned the second Allen engine in January 2001. We disputed this claim, since power interruptions continued. During the Rolls-Royce power trials, plant availability was severely impaired as a result of the frequent power outages affecting the entire plant, which also resulted in equipment motor damage.

         In February 2001, our board ratified the decision to put the mine on care and maintenance. The mine's management rejected claims that the second Allen engine was commissioned. We suspended mining operations. Rolls-Royce continued to try to commission the first Allen engine.

         In March 2001, the earth-moving fleet was parked to be renovated for sale, and the contract miner was de-mobilized. Given our experience with contract mining, we believe that contract mining would be the appropriate method to use on any future start-up, and that a contract miner could perform blasting, loading and handling services at a lower cost than if we performed those services on our own. The Morila mine employs a contract miner for these types of services.

         In April 2001, the number 1 Allen engine failed catastrophically. We formally rescinded the Rolls-Royce contract. We believe we were entitled to rescind the contract as a matter of law, although rescission was not an express remedy under the contract. Shortly following the rescission, Rolls-Royce made an informal oral offer to us to supply alternative power. We rejected the offer, as a scale back in operations removed the need for additional power.

         We never recognized a capital lease obligation in our financial statements in connection with our contract with Rolls-Royce because there was no obligation on our part to pay for either engine unless and until an engine was commissioned. None of the Rolls-Royce engines were ever commissioned.

         By December 2001, 705,000 tonnes of stockpiles had been processed. As part of a constant review of the mine's future, and with no indications of a sustained rally in the gold price, we estimated the future available stockpiles as being uneconomic. Process operations stopped and the plant was put on care and maintenance in December 2001.

         Syama has been on care and maintenance for the 2002 year. Management focus in this last year has been the clean-up of the process plant and actively seeking a new investor for the mine.

         Activities at the Syama mine have now been reduced to rehabilitation, routine turning of process plant and power generation equipment and water quality monitoring work.

         GEOLOGY

         The Syama mine is located in the Sikasso region of Mali, 280 kilometers southeast of the capital Bamako and 800 kilometers from the port of Abidjan in Cote d'Ivoire.

         The deposit occurs on the Syama-Boundiali shear zone within the Birrimian formations of southern Mali. The gold mineralization is structurally controlled and is hosted within a one kilometer wide sequence of altered basalts and metasediments. Mineralization in the main ore body occurs over an 800 meter strike and has been confirmed by diamond drilling to be open at depths of 600 meters below surface.

         In addition to the main deposit, nine satellite orebodies have previously been partially exploited for their oxide potential in the 200 square kilometer lease area, providing 25% of the total milled ore to date. There is still additional potential associated with these oxides and the underlying sulphide ore bodies.

         No additional drilling or analysis has been completed at Syama since placing the mine on care and maintenance.

         SYAMA HISTORICAL RESERVES

         At the end of December 1999, the Annual Reserve Statement for the mine quoted reserves of 26 million tonnes at a grade of 3.1 g/t for a total content of 2.7 million ounces of which 2 million ounces were attributable.

         ENVIRONMENTAL RESPONSIBILITY AND COMMUNITY DEVELOPMENT

         Rehabilitation work during the first half of 2002 was concentrated around the Syama process plant and erosion control at the satellite sites called A21, Quartz Vein Hill and BA01. This was completed with the aid of local labor and expertise from Sikasso. Some 11,000 indigenous trees were planted with the assistance of the local villagers.

         With the strategy of preserving the orebody in mind, only limited work was done on the main Syama pit, north, west and south rock stacks or the extension pits. This ensures that these assets will remain available should the opportunity to reopen the mine arise. As in previous years, environmental audits/visits continued. During 2002 groundwater quality continued to improve. Consultants, SRK, completed a closure plan review and a revised estimate of quantities required for site closure.

         We accelerated the community projects during the year and by the end of 2002, other than the Trust Fund which is to be funded by the International Finance Corporation, had completed all the projects that were agreed with the Syama Mine Community Consultative Committee. This included water pumps, schools, hospitals, irrigated gardens, road repairs and dam repairs.

         Syama incurred costs of $5.6 million during its first year on full care and maintenance. This included a charge of $1.3 million to increase the provision for the settlement of the Rolls-Royce Power Ventures' dispute, $0.8 million loss on financial instruments prior to closing out the Syama hedge instruments and a charge of $ 0.6 million to increase the rehabilitation provision after a revaluation of the anticipated rehabilitation costs by consultants, Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd, or SRK.

         CARE AND MAINTENANCE COSTS

         The major portion of the funds expended on care and maintenance relate to the protection of the assets, while funds were also expended on maintaining completed rehabilitation work as well as community development work. The care and maintenance costs were funded by the proceeds received from the disposal of the mining fleet, sale of other non-core assets, value added tax refunds and funding provided by us.

        During 2002 the Syama hedge position comprising sold call options of 148,500 ounces at $353 per ounce was closed out at a cost of $1.8 million.

EXPLORATION PROJECTS

         GENERAL

         We have been exploring in Africa and in particular the Birrimian of West Africa for over ten years and have developed a geodynamic model to guide and focus our exploration. The Birrimian sequences of the West African craton are accretionary terrains formed through orogenic collisional events which have developed as a result of plate tectonic processes in the Earth's crust. Gold mineralization and, in particular, multi-million ounce deposits are located within volcano-sedimentary belts exhibiting strong evidence of crustal reworking and a polyphase history of deformation and intrusive activity. The Randgold model has prescribed the areas of focus for our generative work and driven the acquisition of permits and advanced projects in West Africa. Our exploration teams continue to generate and assess new opportunities on the West African craton not only in our priority countries of Mali, Cote d'Ivoire and Senegal but also in Ghana and Guinea.

         Our exploration activities are focused on the extension of existing orebodies and identification of new orebodies both at existing sites and at undeveloped sites. Once a potential orebody has been discovered, we extend and intensify our exploration efforts to more clearly define the orebody and the potential portions to be mined. We constantly refine our geological techniques to improve the economic viability of prospecting and mining activities.

         We employ a multi-disciplinary exploration team to explore and develop opportunities in a phased approach. When we evaluate potential exploration targets, we initially assess the political and economic considerations, including fiscal policies, in addition to geological factors. We only have interests in countries which have satisfactory criteria in this regard and our management is not aware of any material tax, political, economic or geological considerations which may have a material limitation on our operations in the relevant countries. However, all of these countries are poor and the biggest risk to any mineral project development is political and social instability which would affect mining rights.

         We follow detailed procedures in the exploration and evaluation of potential gold mineralization. The first phase involves target generation, including the identification of prospective areas and acquisition of permits. In the second phase of our exploration program, we verify previously identified gold of remote sensing data (i.e. geophysics and landsat). In the third phase, work is focused on detailed follow up of gold targets fitting our criteria and includes trenching and diamond or reverse circulation drilling.

The final exploratory phase involves definition drilling on a specific mineralized body as part of the feasibility work. The following table summarizes the phases of our exploration process:


                              PHASES OF EXPLORATION

Phase I                o  Country ranking
                       o  Generative program to identify prospective terrains
                       o  Acquisition of mineral rights

Phase II               o  Evaluation of previous work
                       o  Interpretation of remote data sets
                       o  Regional and detailed geochemical programs
                       o  Regional and target scale geology and regolith maps
                       o  Data integration and interpretation
                       o  Target generation and prioritization

Phase III              o  Focused follow-up programs involving
                          trenching, pitting and reverse circulation or diamond drilling to broadly define resources

Phase IV               o  Pre-feasibility drilling
                       o  Feasibility drilling
                       o  Feasibility study

         Independent professional laboratories conduct the assaying of our samples. Our standard quality control measures include the use of two sample repeats, a blank and a standard, with each sample batch. We routinely carry out repeat analysis on samples higher than the surrounding baseline and the frequency of these increases on samples indicating a zone of mineralization. We make monthly cross-checks with other commercial laboratories.

         We correlate assay results with the geological logs and enter all data into a computer database which we use to model the orebody. An internal consultant carries out this evaluation in conjunction with our project geologist. We use modern geostatistical methods backed up with more classical procedures. Another external qualified evaluation consultant cross-checks the estimates.

         We use independent consultants and contractors to carry out due diligence audit and feasibility study work in the various disciplines, including reserve and resource estimates, modeling and mining design, engineering metallurgical evaluation, environmental studies and valuation and corporate finance.

         We have various types of permits in Africa in the countries of Senegal, Cote d'Ivoire and Mali. Operating offices exist in each of these countries. The following table outlines the status of our permits as of December 31, 2002. We hold permits either in our own name within affiliated subsidiaries or in joint venture with other parties. Our final equity holding on exclusive exploration permits, should a mine be discovered, varies from 52 to 85 percent. A total of 40 targets, ranging from grass-roots exploration to advanced resource definition, have been identified within these properties and are being explored by us at different levels due to their status and priority and include the evaluation of brownfield opportunities in the Loulo, Morila and Tongon regions and the development of new opportunities in Senegal and Northern Cote d'Ivoire.

                                                        AREA
COUNTRY               TYPE          AREA (KM(2))     (SQ MILES)     EQUITY (%)
-------               ----          ------------     ----------     ----------
MALI
Syama...............     EP            191              74              80
Loulo...............     EP            372             144              80
Morila..............    EEP            289             112              80
Morila..............     EP            200              77              40
Selou...............    EEP             53              20              52
Koba................    EEP            116              45              85
Tiorola.............    EEP            257              99              70
Diokelebougou.......    EEP            393             152              70
Dionkola............    EEP            248              96              70
Kekoro..............    EEP            500             193              50
Sagala..............    EEP            500             193              50
Lamininia...........     AE            500             193              70

COTE D'IVOIRE
Nielle..............    EEP            671             259              75
Boundiali...........    EEP          1,314           1,014              75
Dabakala............    EEP            191              74              75
Mankono.............     RP            704             271              75
Sikolo..............     RP            500             193              75

SENEGAL
Kanoumering.........    EEP            405             156              80
Kounemba............    EEP            408             158              80
Tomboronkoto........    EEP            403             156              80

Total Area..........                 8,215           3,678

         OVERVIEW

         During the year exploration activities focused on evaluation of targets in our priority regions of Morila and Loulo as well as developing new opportunities in Senegal, Tanzania and elsewhere in Africa. Exploration highlights include: consolidation of holdings around Morila mine (+3,000 square kilometers) including signing a new joint venture with the Japanese consortium, OMRD; development of new geological models which culminated in demonstrating that the Morila orebody is still open and that there are considerable opportunities to expand our gold mineralization at Loulo and Tongon; acquisition of 1,200 square kilometers of ground within three permits in the highly prospective Sabodala Belt; and finally completion of a comprehensive generative study within the Greenstone Belts of Tanzania and the submission of eight prospecting licence applications. Our resource triangle now hosts 45 targets of which 12 are at advanced stage and our groundholdings comprise twenty permits totalling 8,215 square kilometers. At Tongon in Cote d'Ivoire, exploration drilling in the southern zone outlined additional mineralized zones but had to be suspended in mid program pending resolution of the current conflict. In Burkina Faso, exploration activities have ceased but a local representative has been retained to monitor new opportunities.

MALI

         MORILA EXPLOITATION PERMIT

         During the year, geology and exploration activities within the mining permit area focused on detailed geological mapping of the orebody, fringe drilling of the west, east and southern extensions, infill drilling of the high grade area in Pit 2, drilling of a deep borehole (San 251) between the two pits, reconnaissance diamond drilling at San Extension and follow-up RAB and diamond drilling programs on other targets in the Donba-Morila corridor.

         Geological interpretation of the pit mapping and the latest drilling information has enabled revision of the geological model for Morila. Gold mineralization is concentrated within a shallow dipping shear zone referred to as the Morila shear zone. The Morila shear zone is associated with a strong silica-feldspar-biotite alteration and a sulphide assemblage of arsenopyrite, pyrite and pyrrhotite. A north-east to south-west trending high grade axis grading 10-100 g/t, is focused along an anticlinal flexure within the shear zone. In summary, Morila mineralization is controlled by a shallow dipping shear system with high grade concentrated along the axis of a north-east trending fold. The ore zone is essentially flat and is only exposed in the south due to faulting and intrusive activity. The latest work has led to a better understanding of the deposit geology, geometry and confirms that the system is still open in the south, east and west. Because of the orebody's flat nature there are additional opportunities to locate hidden mineralized pockets within the permit area in similar settings to Morila. The extension drilling at Morila confirms the presence of a continuous mineralized system related to a shallow dipping structure. Furthermore, the drilling of a deep borehole within the middle of the orebody illustrates that Morila is a large mineralized system with alteration, sporadic anomalous gold values and further zones of shearing down to almost 600 meters below surface.

         The geological remodelling has highlighted drilling opportunities in the south, west and east extensions to the ore zone. Previous drilling suggested the orebody came to surface in the west but a reinterpretation confirms that the Morila shear zone locates at approximately +200 meters below surface. This hypothesis has been confirmed by the results of the first five diamond holes on the western margin which returned intercepts of 24 g/t over 11 meters to 2 g/t over 63 meters from depths of over 200 meters below surface. This work confirms that the Morila orebody is still open in the west. In the southern extension previous drilling intercepted 8 meters at 6.7 g/t close to the contact with a tonalite intrusive. This intercept and our understanding that the tonalite and associated faulting has pushed the orebody to surface suggests that the Morila shear zone could still locate south of this intrusive. Two diamond holes were drilled within this target area; one intersected tonalite and the other returned an intercept of 19 meters grading 2.1 g/t. Finally detailed pit mapping on the eastern margin of the current orebody confirms that the ore zone is located within the steeply dipping plane of a north-south trending fault which down throws to the east. Drilling to test this concept has returned Morila styled mineralization and further geological modelling is in progress.

         All of this work confirms the prospectivity of the exploitation lease and highlights further brownfield opportunities within the Donba-Morila corridor where previous exploration has outlined multiple rotary air blast and geophysical anomalies. Reconnaissance diamond drilling of another Morila "look alike" electro-magnetic anomaly at San Extension highlighted anomalous gold zones associated with arsenopyrite returning intercepts of 0.2 to 1.5 g/t over widths of 1 to 12 meters. The holes also display silica-feldspar alteration down to a vertical depth of 300 meters. San Extension locates only four kilometers north-west of the mine and to date only three holes have been drilled into a target area covering over two square kilometers.

         The future exploration for the Morila joint venture includes an aggressive drilling program to outline the limits of the current orebody as well as focused programs at San Extension, Bla and the Donba region. Delineation drilling has commenced on the western margin of the current orebody spore where a 17 hole (6,255 meter) program is designed to understand the geology and continuity of mineralization over a 750 meter by one kilometer area west of the current pit. In addition to this specific target exploration a portion of the $2 million budget will be designated to test conceptual targets outlined from regional geochemistry and geophysics.

         MORILA REGION

         The Company's groundholding position around the Morila mine now exceeds 3,000 square kilometers on nine permits and to date fifteen gold targets have been outlined for further work. During the year a new joint venture was signed with Japanese consortium, OMRD, covering two permits locating directly west of the Morila exploration permit. The permit portfolio is at various stages of exploration and includes prospects with in situ gold mineralization, geophysical targets and conceptual zones within similar geological settings to Morila. All exploration is now focused around Morila and the company has relinquished the Zana, Kolondieba and Niamou properties locating fifty kilometers to the south of Morila.

         Exploration in the region is driven by our geological model. Information from the current orebody highlights the relationship between gold mineralization, a shallow dipping shear zone, folding and a prominent north-south ductile fault. The Morila orebody is, in general, flat apart from where it steepens against the ductile fault in the east and where it is pushed to surface by a tonalite intrusive. The ductile fault is observable regionally as a north-south linear on aeromagnetics and Landsat. A further five north-south trending linear structures are noted in the Morila terrain and our portfolio of exploration targets line up along these linear structural zones. A geological model is postulated whereby metamorphic, gold-bearing fluids were driven along these structures due to orogenic events including the emplacement of deep seated intrusive batholiths. The gold-bearing fluids were trapped within the folded segments of a flat shear system.

         A distinction can be made between the flat lying clastic metasediments of the Morila terrain and the steeply dipping turbidite sequence of the Kekoro terrain. The Morila terrain has been metamorphosed to amphibolite facies grade as opposed to the greenschist facies of the Kekoro sequence. It is postulated that the mineralized systems locating within the Kekoro formation may be shallower equivalents of the Morila system.

         Surface exploration work and shallow rotary air blast drilling have identified four targets with indications of hanging wall style of mineralization similar to Morila. At the Dialakoro target in the Morila exploration lease, twelve samples of flat dipping quartz veins intersected in prospecting pits returned values of between 0.5 and 7.7 g/t. The veining is parallel to the foliation and is associated with sericite alteration. Similarly the Kona target, which locates 10 kilometers north-west of Dialakoro, returned a rotary air blast intercept of 4.5 g/t over 9 meters from quartz veining in steep dipping chloritised metasediments. On the Djadio target, within the Dionkala permit, pitting of a coincident gold and arsenic soil anomaly confirmed strong sericite-chlorite-epidote alteration associated with a flat foliation in highly metamorphosed metasediments. At the Ntiola target a reconnaissance trench returned intervals of 15 meters at 2 g/t and five meters at 2.0 g/t from deformed greywackes in close contact with a diorite body.

         Exploration work during 2003 will be focused on developing the target portfolio and includes geochemical studies, ground geophysics, detailed geological and regolith mapping and finally drilling testing. Work to date has demonstrated that an orebody is not outcropping but that there is enough encouraging information in the form of in situ gold mineralization, gold anomalism, alteration and structure to suggest that the mineralized system could be close to surface.

         LOULO

         Exploration on the Loulo property during 2002 was focused on: infill drilling, trenching and geological mapping of the Loulo 0 orebody; drill testing of satellite targets at Loulo 2; definition of a new target three hundred and fifty meters west of Loulo 0; a review of the underground potential on the Loulo 0 and Yalea orebodies and finally geological modelling along the 15 kilometers strike length of the Yalea structure.

         Detailed exploration has focused on defining targets within close proximity to the known orebodies. A new discovery was outlined which locates only 350 meters west of Loulo 0 orebody on the edge of the current optimum pit. Trenching, resampling of old diamond core and geological mapping has confirmed the presence of a seven hundred meter, north-south striking shear zone with associated structural splays which is enveloped by silica-haematite alteration. This zone grades between 1 and 5 g/t over widths of 8 to 22 meters. Drill testing of this target will be undertaken during the first quarter of 2003. Diamond drilling at the Loulo 2 target has outlined a central high grade core of +10 g/t over eleven meters along a strike of 75 meters down to a depth of 50 meters within a quartz-tourmaline unit with brecciation and a quartz vein stockwork. Extension drilling north and south of this high grade core returned narrow intercepts of 1.5 to 4.5 meters grading between 1.4 and 5.7 g/t. Finally surface exploration in an erosional window locating two kilometers south and east of Loulo returned encouraging lithosamples of between 2 and 5 g/t along a north trending structural zone which can be followed for eight hundred meters.

         Geological mapping and reinterpretation of diamond core has resulted in the refinement of the geological model for Yalea. The orebody locates within the Yalea structural zone and is defined by a hangingwall shear and a footwall mylonitic thrust shear zone. Between these bounding structures mineralization is associated with a pyrite-magnetite-arsenopyrite-chalcopyrite-gold which is enveloped by silica-carbonate-sericite alteration. This gold system is developed over plus two kilometers with north plunging high grade shoots related to dilational zones. The Yalea structural zone can be traced over 15 kilometers and to date has only been prospected with shallow reconnaissance drilling from surface down to fifty meters at Baboto, Loulo2 and 3. Detailed structural mapping, multi-element geochemistry and ground geophysical studies are presently in progress to define additional conceptual target zones along the Yalea structure with a view to effecting reconnaissance diamond drilling.

SENEGAL

         Since the acquisition of the Kanoumering permit, our exploration team has undertaken further generative studies with the Sabodala Belt. This work has identified a geological terrain with carbonate altered mafic and felsic packages which are intruded by multiple granitoid bodies. The volcanic package is thought to represent the preserved remnant of an accreted volcanic arc which has been subjected to extensive crustal reworking as attested to by extensive intrusive activity and polyphase deformation involving folding, thrusting and shearing. Multiple mineralization styles have been identified and include quartz-veinlet stockworks within or at the contact with granodiorite intrusives, disseminated sulphide bodies in fold noses and brittle-ductile shear systems associated with gold and arsenopyrite. This work has culminated in the acquisition of a further two new permits and we now hold a contiguous block covering an area of 1,200 square kilometers. The new permits are referred to as Kounemba and Tomboronkoto. In summary, our new permit portfolio in Senegal hosts a variety of gold bearing targets including five with significant gold intersections from reconnaissance drilling; multiple gold in soil anomalies and grassroots targets in favorable geological settings. These targets are presently the focus of follow-up exploration programs with the objective of identifying a major mineralized system.

         On the Tomboronkoto permit, gold mineralization at the Tombo target consists of a north 70 trending stockwork of quartz veinlets associated with silica-feldspar alteration in a granodiorite host rock.

A plus one kilometer zone of continuous mineralization has been delineated and is open in all directions. A new geological model has been developed which highlights opportunities both along strike and at depth within this mineralized system. Trenching is currently in progress to test the geological model with a view to undertaking drilling later this year. Six additional plus one kilometer soil anomalies (+50 ppb), in sheared andesites intruded by granitoids also locate on the Tomboronkoto property and require further work.

         On the Kanoumering permit, data processing, orientation and generative work is now complete. The Kanoumering property hosts multiple gold targets and soil anomalies in various geological settings associated with contrasting mineralization styles. At the KB target, a 3x4 kilometer soil anomaly (+100 ppb) is associated with the contact zone between a large granodiorite and andesitic volcanics. Gold mineralization is associated with quartz carbonate veins hosted in porphyry dykes and within the andesitic volcanics. Only four previous diamond holes were drilled, covering a 200 meters by 100 meters area and intersected multiple zones of veining and silicification returning intercepts of 40 meters at 2.6 g/t and 25 meters at 2.9 g/t. Exploration is focused on trenching, pitting and geological mapping of the coherent high grade (+1 g/t) zones within the broad anomaly. Fourteen lithosampling results to date have returned between 1 and 82 g/t within one of these zones.

         Target KA locates at the sheared contact between felsic and andesitic volcanics and the target remains open to the north where any expression of surface mineralization is concealed beneath a transported regolith regime. The shear system hosting the KA target can be traced northwards with airborne electromagnetic and magnetics for a further ten kilometers. Target KC locates along the same structural zone as KA and gold mineralization is associated with arsenopyrite and a broad alteration zone (silica-carbonate and sericite) in shallow dipping shear systems hosted within an andesitic-felsic volcaniclastic package. The KC soil anomaly covers a 2.5 by 1 kilometer area at plus 50 ppb and is still open to the north and south.

         The Kounemba permit locates directly north of Kanoumering and straddles the shear corridor as the KA, BA and KC targets. Generative work has highlighted various favorable structural settings along this structural zone and reconnaissance geochemical and geological programs are presently in progress.

COTE D'IVOIRE

         On the Tongon project, at the Nielle permit in northern Cote d'Ivoire, mineralization locates within two zones, the northern and southern zones, over a cumulative strike length of four kilometers. The northern zone is defined by a single shear structure grading between 1.5 and 4.5 g/t over widths of 3 to 24 meters along a two kilometer strike length to drill tested depths of 120 meters below surface. Conversely the Southern zone hosts multiple mineralized bodies grading 2 to 9 g/t with widths of 5 to 50 meters over a 2 kilometer by 500 meters area down to depths of 200 meters.

         During the previous year exploration work focused on the southern zone where further trenching (1,495 meters) and diamond drilling (17 holes for 3,535 meters) was completed as part of a multi-phased program. This program was subsequently curtailed due to the current conflict. The work completed has led to a better understanding of the ore zone outlining the presence of further mineralized bodies particularly in areas previously designated as barren as well as additional "blind bodies" which do not come to the surface. Geological modelling of the southern zone confirms the presence of multiple mineralized bodies associated with a broad envelope of boitite-silica-tremolite-diopside-sericite-carbonate alteration. Mineralization is associated with brecciation, shearing and quartz veining in disseminated arsenopyrite-pyrhotite-pyrite-gold assemblages. The southern zone is still open at depth, the edges of the zone are poorly understood and within the orebody various areas are still sparsely drilled. Drill spacing varies from 50 to 100 meters in the southern zone. In the northern zone drilling density is very sparse with an interhole spacing of plus two hundred meters. There are considerable opportunities to enhance grade continuity with infill drilling.

         In conclusion, there is opportunity to increase the Tongon mineralized material for the following reasons: the extent and geometry of the high-grade bodies in the southern zone will only be accurately defined with closer spaced drilling and further drilling at depth; the northern zone is very poorly drilled with deepest intersections at only 120 meters below surface and borehole spacing is over 200 meters; finally the edges of the southern zone and northern zone are not well understood. Opportunities also exist on gold targets locating within a five kilometer radius of Tongon where follow-up programs will be effected. Follow-up programs will also be effected on multiple gold targets within the Nielle permit.

         On the Boundiali permit, locating ninety kilometers west of Nielle, all regional, reconnaissance and preliminary follow-up work has been completed and the permit was renewed and reduced from 2,640 square kilometers to 1,320 square kilometers. Three gold targets with plus one kilometer strike lengths and encouraging trench, pit and lithosampling results are scheduled for follow-up programs. On one of these, the Tiasso target, trench intersections and soil anomalies outline the potential for multiple mineralized zones over an area of 2,000 meters by 500 meters. Gold mineralization is associated with brecciation and quartz vein stockworks returning encouraging trench intersections of between six and twenty five meters grading 3 to 4.5 g/t. A strong ground magnetic anomaly is coincident with the edge of the soil anomalies and could represent a hidden intrusive body. The Tiasso target is still open in all directions and the soil anomaly stops against alluvial gravels and ferricretes in the north and south. The target will be tested with shallow reverse circulation and rotary air blast drilling to define the geometry and extent of mineralization.

         Elsewhere in northern Cote d'Ivoire our generative programs have resulted in the acquisition of three new permit areas. These properties are at a grassroots level but work completed to date has demonstrated the presence of bedrock mineralization associated with a regional two square kilometer anomaly of plus 50 ppb gold. Follow-up programs involving detailed surface exploration are presently in progress.

         In summary, our projects in Cote d'Ivoire include a feasibility stage project at Tongon and a balanced portfolio which includes brownfield opportunities around Tongon, an advanced prospect at Tiasso on the Boundiali permit and a selection of targets at various stages of exploration. In view of this and the fact that Cote d'Ivoire forms the southern extension to the Malian geology and is very under-explored, we are intent on maintaining our position and if stability returns, looking for new opportunities in this country.

BURKINA FASO

         In the nine years that we have been in Burkina Faso we have been involved in numerous technical discoveries but unfortunately none of these have led to the development of a plus 2 million ounce system. In view of this we have made a decision to cease active exploration in Burkina Faso. A local representative has been retained and will continue to monitor new opportunities within the country.

                             COUNTRIES OF OPERATION

         THE FRANC ZONE

         The Franc Zone was set up to deal with credit, foreign exchange and monetary relations with France and the former French colonies of Africa. The Franc Zone is designed to monitor and assist the free transfer of funds throughout the Franc Zone and fix exchange rates. The currency within the Franc

Zone is the Communaute Financiere Africaine franc and used to be convertible into French francs at a fixed rate.

         With the introduction of the Euro, France has indicated its continued support for the Franc Zone and the Communaute Financiere Africaine franc is pegged at a fixed rate of 656 to one Euro.

MALI

         GENERAL INFORMATION

         The Republic of Mali is situated between Algeria, Mauritania, Niger, Burkina Faso, Cote d'Ivoire, Guinea and Senegal. Mali is a landlocked country with a total surface area of 1.24 million square kilometers, 60 percent of which is desert.

         The official language of Mali is French, although 80 percent of the population speaks Bambara as this is the main ethnic group in this multi-ethnic society. Mali has a population of 11.35 million and a gross domestic product in 2000 of approximately $2.3 billion which represented real gross domestic product growth of 4 percent over the previous year. Around one million people live in or near the capital, Bamako. Total exports in 2000 amounted to $518 million, comprised mainly of gold and cotton.

         ECONOMIC

         Mali's economy is one of the smallest of the Franc Zone in absolute and per capita terms with gross domestic product of approximately $2.3 billion in 2000. The economy is dominated by agriculture, gold mining, livestock husbandry and other primary activities. For the period 1996 to 2000, Mali experienced annual gross domestic product growth of more than 4% in real terms. Following a visit to Mali in October 2001, the International Monetary Fund has raised its estimates of real gross domestic product growth from a negative 1.7% to 0%.

         Bumper cotton and cereal harvests have been announced for 2001 and 2002. This is expected to result in gross domestic product growth of 6% in 2002 and 2003.

         The World Bank continues to be supportive of Mali and has assisted by financing of structural adjustment loans. Economic policy will focus on privatizing key sectors of the economy, reducing poverty, reviving the cotton industry and reigning in public expenditure. In addition, diversification and better water management and irrigation are being pursued.

         POLITICAL

         Mali has been ruled by the Alliance pour la Democratie au Mali, or ADEMA, under the president, Alpha Oumar Konare, since the country's first multiparty elections in 1992. ADEMA was established after mass demonstrations overthrew the regime of Moussa Traore in 1991. Although both ADEMA and Mr. Konare were re-elected in 1997, the elections were marred by widespread disorganization. The opposition subsequently boycotted the country's institutions until July 2000. Presidential elections were held in May 2002, and Amadou Toumani Toure, the head of the 1991 to 1992 transitional government, was elected. A popular figure, he is well respected internationally for his role as a mediator for the Organization of African Unity, now renamed the African Union, and the United Nations in the conflict in the Central African Republic. Mr. Konare was prohibited under the Constitution from standing for a further term of office.

         Mr. Toure has a high profile both in the sub-region and across Africa. Mali has been identified by the United States and the European Union as a democratic model for the rest of francophone West Africa, praised for its commitment to democratic norms and liberal economic policies and also seen as a useful bulwark against the threat of movement towards radicalism and fundamentalism in Africa. The strengthening of relationships between Mali and South Africa, a result of South Africa's growing involvement in the gold mining and energy sectors, is likely to be consolidated through the importation of African developed skills particular to those industries.

         INFRASTRUCTURE

         Although the roads between major towns are well maintained, the rural network generally is in severe disrepair. There is one paved road, through Bamako, which links Mali to the coast. There is a railway line from Bamako to Dakar which provides a link to the Atlantic Ocean. The Niger River provides a means of transporting passengers and freight from July to December assuming normal rainfall. There is also the possibility of year-round access to the Atlantic Ocean along the Senegal River. Mali has an international airport at Bamako.

         Mali hosted the African Nations Cup, a major soccer tournament in January and February 2002, which resulted in substantial upgrades and improvements of the country's infrastructure.

         The supply of electricity is limited with 80 percent being hydro-generated, principally from the Selingue dam, which only covers Bamako and its surrounding areas. The Manantali dam hydro-electric scheme in the Kayes region is operated by Societe Generation de Manantali, a joint venture between Energie du Mali and the South African electricity supplier, Eskom.

         MINING

         Gold became the country's main source of foreign-exchange earnings in 2000, bringing in $266 million to the economy representing 50% of total merchandise exports.

         MINING POLICY

         Mining in Mali is governed by the 1999 mining code which replaced the 1990 code and the revised code of 1991. The 1970 mining code continues to govern the Morila, Loulo and Syama Conventions. It recognizes three types of mining: artisanal, small-scale and commercial or large-scale. The mining code reaffirms that unextracted minerals belong to the Government of Mali and that the owners of a mining operation are entitled to ownership of the minerals extracted.

         The 1999 mining code, and the model convention adopted under it, contain obligations on mining companies to restore the environment damaged by their activities, including rehabilitation of any mining or exploration activities. The convention typically requires a mining company to conform to the legislation in force in relation to dangerous discharges, natural resources and the protection of the environment. Mining companies are obliged to manage their excavations in accordance with international mining practices and to conform to the forestry code application in Mali. A mine water purification process must be set up. Further obligations are imposed in relation to the discovery of archaeological artifacts and any excavation that may be required.

         Initially an exploration permit is issued. Following that, before large scale mining is conducted, a mining permit must be granted. An exploration permit is granted by order of the government minister responsible for mines and grants the exclusive right to explore for specific minerals in a defined area. The exploration permit has an initial term of three years and is renewable for two additional periods of three years each. Permits are issued subject to minimum work commitments and expenditures. The surface areas specified in the exploration permit must be reduced by half at the end of the second year of the initial term. On each renewal, the remaining surface area must be again reduced by half. In each case, the surface area to be released is determined by the permit holder. A holder of an exploration permit may reapply for the surrendered area subject to additional expenditures and commitments. The grant of a new exploration permit for the surrendered area is subject to the discretion of the government minister responsible for mines.

         An exploration permit may only be cancelled for limited reasons. Any transfer of an exploration permit is subject to authorization by the ministry of mines. An exploration permit may not be mortgaged.

         A mining permit is issued by order of the president to a holder of an exploration permit who has carried out sufficient exploration and completed a feasibility study to confirm the existence of a commercially exploitable deposit. A mining permit confers on its holder the right to mine the substances specified in an area no greater than the surface area defined in the exploration permit. The term of a mining permit generally may not exceed thirty years, subject to extension by order of the president. A mining permit may be cancelled for a number of specified reasons.

         The mining code contemplates that the holder of an exploration and, subsequently, a mining permit will enter into a concession agreement known as an establishment convention setting out the rights and obligations of the holder of the permit and the Government of Mali. Concession agreements typically grant legal, economic and financial advantages including tax concessions, foreign exchange concessions, labor concessions and guarantees concerning the renewal of exploration and exploitation permits. Concession agreements typically further provide for the right of the Government of Mali to own an equity interest of up to 20 percent in the entity created to hold the mining permit, and prescribe obligations relating to employment, environment and safety.

         The holder of an exploration or mining permit is obliged to pay compensation to owners of land or occupational rights (including forestry and mining rights) in respect of any damages to their property which the mining work may cause and to reimburse a holder of land rights of his costs if his work is rendered impossible.

COTE D'IVOIRE

         GENERAL INFORMATION

         Cote d'Ivoire, located between Ghana and Liberia on the west coast of Africa, had a total population of approximately 16.4 million in 2001 and a land area of 124,503 square kilometers. Close ties to France since independence in 1960, the development of cocoa for export, and foreign investment made the country one of Africa's most prosperous and well managed states. The business capital of the country is Abidjan, though the official capital since 1983 has been Yamoussoukro.

         ECONOMIC

         Cote d'Ivoire is a dominant economy within the Franc Zone market and has enjoyed prosperity and steady economic growth being among the world's largest producers of coffee, cocoa, beans and palm oil. The economy is highly sensitive to fluctuations in the international prices for these products and to weather conditions. Despite attempts to diversify the economy, it is still largely dependent on agriculture and related activities, which employ approximately 68% of the population. For the period of 1996 to 1999 the economy experienced annual real growth of 5%. This was due to the devaluation of the Communaute Financiere Africaine franc in 1994, improved prices for cocoa and coffee, trade liberalization, offshore oil and gas discoveries and generous external financing and debt rescheduling. Falling cocoa prices and political turmoil, however, sparked an economic downturn in 1999 and 2000. Growth was negative in 2000 because of the difficulty of meeting the conditions of international donors, continued low prices of key exports and instability following a coup in December 2000. Cote d'Ivoire has had a stock exchange, the Bourse des Valeurs d'Abidjan, in operation since 1976.

         POLITICAL

         Cote d'Ivoire is an unitary state with a unicameral parliament, the Assemblee Nationale. The country's first President since independence, Houphouet Boigny, served as head of state for 33 years. He was succeeded after his death in 1993 by Mr. Henri Konan Bedie. The Bedie government was overthrown by a military coup, the first ever in the country's history, in December 1999. In early January 2000, former army chief General Robert Guei formed an interim coalition government.

         The new constitution, which includes a clause barring from eligibility those having claimed another nationality, was approved by majority vote during a referendum in July 2000. Presidential and legislative elections held in October and December 2000 provoked violence due to the exclusion of the opposition leader. Laurent Gbagbo became the president and a period of tension and political uncertainty followed. In November 2002, a mutiny by disaffected soldiers developed into a national conflict between rebels who took control of the North of the country and Government supporters in the South. Discussions between the two parties are underway regarding the establishment of an interim power sharing government which would seek to establish a more permanent peaceful solution for the country

         INFRASTRUCTURE

         Cote d'Ivoire's main roads are well maintained, although many minor roads are in need of repair. The country also has a large number of airports, though only three of any substantial size. A railroad which runs from the Burkina Faso border to Abidjan is only single track and is in poor condition. Cote d'Ivoire benefits from the port at Abidjan, which is the busiest port in francophone West Africa and provides access to the Atlantic Ocean for Cote d'Ivoire's landlocked neighbors.

         MINING

         Mineral resources still account for only a small share of the country's gross domestic product and export revenues with gold and nickel being the major non-fuel minerals of interest. Cote d'Ivoire is located in the heart of West Africa's Precambrian, non-organic continental crust, a region that boasts plentiful deposits of gold, nickel, bauxite, iron and diamonds. Rich greenstone belts containing gold and other metals run through more than one third of the surface area making this region one of the world's most potential mining areas.

         MINING POLICY

         The government, through the Mining and Petroleum Ministry, retains ownership of the country's mineral resources and has a regulatory role in the development process. Reserves have been known since the 1970's but efforts to exploit these were held off until the government thought the country was mature enough to manage the industry. Exploration permits now cover surface areas of up to 1,000 square kilometers with renewal rights when the bearer fulfills its obligations. The three-year validity is renewable twice for two years for a maximum of seven years. A mining permit is issued as soon as an economically viable deposit is discovered. This permit is not delivered until an environmental impact study, management plan and rehabilitation plan have been submitted to the Administration des Mines for approval.

         A new mining code was introduced in 1995 to speed up applications for permits, improve guarantees for producers and allow operators to prospect all minerals rather than specific ones only. The mining code includes major tax and customs exemptions comparable to those in the oil code. For example tax on earnings from sales has been lowered to 35 percent and foreign exchange regulations make it possible to open foreign currency accounts. A royalty of 3% on gold production is payable to the state.

The customs regime allows for tax exemptions both during exploration and mining. The government has a maximum of 10% free carrying interest.

SENEGAL

         GENERAL INFORMATION

         Senegal is located on the far west coast of Africa and has a population of about 10 million. The capital, Dakar, is a port much used by its neighboring countries. The official language is French, but Wolof and other local languages are spoken.

         ECONOMIC

         Senegal's gross domestic product was $4.4 billion in 2000, representing a real growth rate of 5.6 percent over the previous year. Relative to its neighbors, Senegal has a sizable economy.

         Until 1994, Senegal's economic performance was mediocre and the impact of the adjustment programs of the 1980's was limited by the overvalued Communaute Financiere Africaine franc. The devaluation of the Communaute Financiere Africaine franc in 1994 and vigorous structural reform programs have stimulated economic growth, which averaged about 5.3 percent from 1996 to 2000.

         Average inflation from 1998 to 2000 was below one percent. Output growth performance has remained strong since 1995, with an annual average above five percent. The country's principal exports are fish and fish products, phosphates, fertilizers and groundnuts.

         Implementation of sectoral and structural reforms has been uneven, with significant progress in the trade sector, but with unfinished agendas in the power and groundnut sectors. Progress on the economic front has not yet been sufficient to make a dent on poverty. In February 2001, the International Monetary Fund approved a third annual arrangement under the Poverty Reduction and Growth Facility.

         It is expected that the economy will show real growth of more than 5% in 2002, fuelled by a record groundnut harvest, the opening of a new phosphate mine and strong inflows of external assistance. Inflation should remain subdued as a result of tight monetary and fiscal policies.

         POLITICAL

         Senegal was among the countries that pioneered democracy in Sub-Saharan Africa. It gained independence in 1960 and for a long time was highly visible in the international arena, maintaining a relatively stable political and social environment.

         Mr. Abdoulaye Wade, the third President of the Republic of Senegal, and the new cabinet members assumed office in April 2000. The change in government was orderly and smooth, and the political situation in Senegal has remained stable. A new constitution was approved in January 2001, which reduces the length of the presidential term from seven years to five years, and limits the number of terms to two.

         Both measures will raise accountability and contribute to better governance. Legislative elections were concluded in April 2001. President Wade's party, the Senegalese Democratic Party, and its allies won a comfortable majority in the new Parliament.

         The new government is placing additional emphasis on economic and social development in the conflict-torn Casamance region (southern part of Senegal bordering Guinea-Bissau, where, since 1980, a rebellious militant group has led an armed struggle for independence).

         INFRASTRUCTURE

         Senegal's location gives it a central role in the sub-region's trade routes. Dakar provides port services to its neighboring countries and transport facilities to Dakar are sufficient, although the rail route is in need of rehabilitation. There is an international airport at Dakar, now an important transit point for the region, and 15 secondary airports around the country.

         Most of the country's energy requirements are imported. The domestic supply of electricity is provided from six thermal power stations, concentrated around Dakar. The new Manantali dam hydro-electric scheme is now operational and has increased the power supply.

         MINING

         The mining industry in Senegal is dominated by the production of phosphates, which contributes 4% of the country's gross domestic product and represents 15% of revenues received from exports.

         MINING POLICY

         The Republic of Senegal operates a system based on civil law concepts. The mining code of 1988 governs the process of exploration and mining in the country where the mineral rights are owned and administered by the state. Four types of title for large scale operations are available:

         o        the prospecting permit;

         o        the exploration permit;

         o        the exploitation permit; and

         o        the mining concession.

         After an exploration permit has been issued, the grantee and the state enter into a negotiation for a mining agreement on a case by case basis, as the law provides that most aspects of the mining investment are negotiable. An exploration permit is granted for four years, and may be renewed for two additional terms of three years each. An exploitation permit is granted for five years and may be renewable for further periods of five years. It would generally form the basis of a relatively small scale mining operations. A mining concession is granted for 25 years, but may be renewed.

         The royalty payable to the state is assessed on an ad valorem basis ranging from 2% to 5% depending on the mineral being mined. In addition, the state may participate to a maximum of 20% in the mining venture, of which 5% may be on commercial terms.

         The mining code guarantees the stability of the customs, tax and foreign exchange regimes applicable at the time that the exploitation permit is granted, and for the duration of the mining title.

TANZANIA

         GENERAL INFORMATION

         Tanzania is located in East Africa, bordering the Indian Ocean, between Kenya and Mozambique. Covering an area of 945,100 square kilometers, it has a population of 34.1 million growing at about 2.2 percent a year. The capital is Dar es Salaam, but the legislative offices have been transferred to Dodoma, which is planned as the new national capital. The National Assembly now meets there on regular basis.

         Tanzania achieved independence in 1961 with a severely underdeveloped economy and extremely limited infrastructure. In an effort to create socially equitable and rapid development, it became an early proponent of African socialism, with nationalisation of banking, finance, industry and large-scale trade, marketing through boards, and the resettlement of peasants in communal villages. Tanzania was able to record progress in education and health but, after an initial boom, the formal economic base shrank, production fell and the parallel economy became a way of life. War with Uganda, decreases in commodity prices and failures of the policy itself in economic terms, brought the country to the verge of bankruptcy by the mid-1980's. Since 1986, however, new policy directions and International Monetary Fund backed structural adjustment programs have helped integrate the parallel economy and stimulate growth, which has been ahead of population growth since 1986. Improvements in production and exports have contributed to continued steady growth through the first half of the 1990's.

         ECONOMIC

         Tanzania is one of the poorest countries of the world and per capita income in 2003 is estimated to be at about $277 per year. The economy is heavily dependent on agriculture, which accounts for about 45 percent of gross domestic product, provides 85 percent of exports, and is by far the largest employer. Topography and climatic conditions, limit cultivated crops to only a small fraction of the land area. Industry accounts for some 16 percent of gross domestic product and is mainly limited to processing agricultural products and light consumer goods. The mining sector, especially gold, has seen rapid development and large foreign investment in recent years. A number of large mines have recently started their operations making Tanzania a substantial gold producer. Tourism has also shown significant growth in recent years. The service sector and the informal sector are an increasingly important source of employment.

         The current government has focused on improving fiscal performance and instituting structural reforms. These include building administrative capacity for improving development management, maintaining a stable fiscal stance and using public resources more efficiently, promoting the private sector by deregulating investments, and divesting parastatals, providing greater support for primary education and basic health care, and reducing allocations for low priority activities, supporting the development of basic infrastructure, especially to give impetus for rural agricultural development, and restructuring the financial sector to respond to the needs of the private sector.

         A combination of government-led reform and development assistance has resulted in a real gross domestic product growth rate averaging about five percent during the last five years. This is a strong result considering the adverse weather conditions prevailing during that period and reflects strengthened macroeconomic and structural fundamentals as well as a greater flexibility of the economy in responding to shocks. Inflation, which was still over 34 percent in 1995 has been reduced to under 4.5 percent in 2002. Real gross domestic product growth was 5.8 percent in 2002 and is projected to increase to 6 percent in 2003, with the agriculture and tourism sectors as the driving forces.

         POLITICAL

         Tanzania became a republic in December 1962, one year after achieving independence, and the direct presidential election brought Julius Nyerere to the presidency. Three decades of one-party rule followed. Responding to pressure for reform from within Tanzania as well among international donors, constitutional changes permitting opposition parties were made in 1992 and resulted in a multiparty system under which parliamentary and presidential elections were held in October 1995 with 13 political parties.

         Tanzania continues to enjoy political stability and has assumed a leadership role in regional cooperation. The ruling Chama cha Mapinduzi Party won both presidential and parliamentary elections in

1995 and 2000 with a wide margin over the opposition. The next elections are to be held in 2005. The government has made efforts to fulfill its election pledge to fight corruption and to continue policies emphasizing economic stability and liberalization aimed at growth and poverty reduction.

         INFRASTRUCTURE

         Major road links are all-weather, but only 3,660 kilometers of the 55,550 kilometers of classified roads are paved. Approximately l,200 kilometers are classified as highways, with 57% rated in good condition in 1994. Many roads have been upgraded under a $750 million long-term World Bank road improvement program begun in 1989. There are two railway systems, running on different gauges. One links Dar es Salaam with northern Tanzania and Kenya, the other links Dar es Salaam to Zambia. Tanzania's main ports are at Dar es Salaam, Mtwara, Tanga and Zanzibar. There are international airports in Dar es Salaam, Kilimanjaro and Zanzibar and over 50 local airports and airstrips. As Tanzania is a very large country with a scattered population, air services have become the most significant form of internal transport for official and business travel. Air Tanzania Corporation, established in 1977, runs international services and domestic flights to all main towns. Small planes, from charter companies, fly to towns and to bush airstrips.

         MINING

         Gold, diamonds and gemstones are the most important minerals. Mining's proportion of gross domestic product is rising with the absorption of the parallel economy into the mainstream. Mining is also now attracting new foreign interest. A number of positive measures have been taken to invigorate the sector, including the introduction of the 1998 Mining Act.

         MINING POLICY

         Tanzania's government has recognized the need to put into place an internationally competitive investment environment for the mineral sector. The economic reforms and restructuring undertaken in Tanzania during the second half of the 1980's and the 1990's have marked a clear shift in favor of private sector development and market-orientated economic management. Consistent with these reforms the government's role has shifted from that of operating mines to that of providing clear policy guidelines, stimulating investment in mining and providing support for investors.

         Mineral rights in Tanzania are owned by the state and administered through the Ministry of Energy and Minerals. The Mining Act, 1998, governs the entire process from prospecting through to mining by administering the issue of prospecting and mining licenses. The types of licenses available to large-scale operators are the following:

         o        Prospecting license;

         o        Retention license;

         o        Mining license; and

         o        Mining license (gemstones).

         The state is not entitled to a participation in the mining company or mine resulting from the prospecting activities. Royalties are fixed at 3% of the value of the material at the mine, which excludes transportation and refining costs, except for diamonds, which is 5%. The Financial Laws (Miscellaneous Amendments) Act 1997 has amended the Income Tax Act of 1973 to make specific mining provisions applicable to mining operations.

         A prospecting license from the Department of Energy and Mines is necessary to prospect in Tanzania. This license is valid for a period of 36 months and may be renewed for two periods of 24 months, effectively seven years in all. Renewals are subject to the meeting of certain criteria. Thereafter, a mining license which is valid for 25 years, renewable once for a further 25 years may be applied for. Provision is also made for a retention license to cover those situations where conditions are not ripe for mining. A retention license is available for five years and may be renewed once.

NEW BUSINESS

         Our exploration teams continue to generate models and acquire ground within our core areas of West, Central, and East Africa and elsewhere in the world.

         In Tanzania, we recently completed a comprehensive generative study of the Archen Greenstone Belts forming the Lake Victoria Goldfields where over forty million ounces of gold have been discovered in the last ten years. The generative program involved integration of all remote sensing data, such as airborne geophysics and landsat, with field information and knowledge of known deposits to create geological models which in turn have defined priority areas for acquisition. This technical program has been combined with a collaborative exercise with the Tanzanian government to assist in the validation and rectification of the mineral rights data base. Based on this work we have decided to return to active exploration in Tanzania and have submitted eight applications for prospecting licences covering a total area of 816 square kilometers in the Musoma-Mara, Southern Lake Victoria and Nzega Greenstone Belts.

         We continue to review acquisition opportunities within our brownfield areas of Mali West and Morila as well as assessing new countries that fit our criteria for investment and host prospective Birrimian belts within West Africa. Our project teams continue to monitor deposits of one million ounces or more and we continually seek to diversify our geographical focus with the identification of new geological terrains with definable risks in Africa, Eurasia and Eastern Europe. In order to further extend our acquisition strategy, we have extended our "risk/reward" classification to cover all areas of the globe and have initiated generative studies in selected areas.

         As a result, both of the active target generation as well as third party submissions, we have carried out a significant number of detailed due diligence investigations seeking acquisition targets that meet our criteria for investment.

HUMAN RESOURCES

         MANPOWER

         A review of staffing was completed in all offices and operations during the year. The exercise was carried out in preparation for the expected expansion in operations during 2003 and the associated build-up of staffing levels. The review process resulted in a reduction of staffing by 30%.

         Following this reduction we had 120 employees, excluding Morila, in Africa and Europe.

         Following the closure of our exploration project in Burkina Faso and the re-entry to Senegal, total exploration related staffing levels were reduced during the year from 84 to 61 employees at December 31, 2002.

         CORPORATE RELATIONS IN WEST AFRICA

         Relationship building with governments, entrepreneurs, people living close to our operations and, through the media, to the general public in the countries in which we operate was intensified during the year. The strategy of building partnerships remains, in our view, the best way for us to do business and helps ensure that the development opportunities our activities present to the countries of West Africa will be sustainable.

         GROUP TRAINING AND DEVELOPMENT

         As part of the implementation of a "Training and Development Needs Analysis" exercise related to our strategy, several training and development exercises were undertaken during the year. The emphasis was on management and financial skills development.

         REMUNERATION

         The purpose of our remuneration policy is to:

         o        attract and retain talent of the highest quality; and

         o motivate employees to achieve the level of performance necessary to continue to create sustained growth in shareholder value.

This is achieved in practice through a remuneration policy that is designed to:

         o closely align individual and team reward with business performance at each level;

         o        encourage employees to perform to their fullest capacities;

         o encourage employees to align their interests with those of shareholders;

         o encourage managers to achieve business performance through people and to assist them to recognise and reward superior performance in both the short and long term;

         o enable management to be locally focused and flexible within defined parameters;

         o pay competitive and affordable remuneration packages in each of the employment markets in which we operate;

         o maintain internal equity while giving due regard to market requirements; and

         o        be perceived as fair by employees.

         An annual salary review is conducted in October of each year. During this review, we utilize information obtained from a comprehensive performance management system, from the annual organizational climate audit and from remuneration surveys.


         INDUSTRIAL RELATIONS AND SOCIAL RESPONSIBILITY

         A two-day national strike, called by the Section Nationale des Mines et des Industries was observed by workers on the three largest mines in Mali, including Morila, on October 8, 2002 and October 9, 2002. Our employees at Syama and on our various exploration projects did not observe the strike call. Work returned to normal at Morila following the stoppage and those union grievances, where they related to the Morila operation, are being addressed with the full co-operation of the union. Despite the strike industrial relations remained good during 2002.

         Due to the ongoing unrest in Cote d'Ivoire, our professional and managerial Ivorian staff have been temporarily reassigned to operations in Mali and Senegal. We assisted in the evacuation from

Korhogo to Abidjan of those employees who requested such evacuation. Several employees have opted to remain in Korhogo. These employees are in contact with our Abidjan office on a regular basis and report that they are safe.

         SOCIAL RESPONSIBILITY

         Several social development projects requested by local communities were completed during the year. These projects include providing electricity to villages, building schools, houses of worship, clinics and police stations, providing medical equipment to local clinics and establishing an H.I.V./AIDS awareness program. The total amount spent on these programs during the year ended December 31, 2002 was approximately $500,000. We have also set up a trust fund in the amount of $500,000 for community development.

REGULATORY AND ENVIRONMENTAL MATTERS

         Our business is subject to extensive government and environment-related controls and regulations, including the regulation of the discharge of pollutants into the environment, disturbance of and threats to endangered species and other environmental matters. Generally, compliance with these regulations requires us to obtain permits issued by government agencies. Some permits require periodic renewal or review of their conditions. We cannot predict whether we will be able to renew those permits or whether material changes in permit conditions will be imposed. Non-renewal of permits or the imposition of additional conditions could have a material adverse effect on our financial condition and results of operations. To the extent that the countries in which we have exploration and mining permits have no established environmental laws, we are currently working to ensure that our operations are in compliance with environmental standards set by the World Bank in relation to air emissions and water discharges. Our activities are also subject to government regulations relating to mine safety, occupational health, labor standards, prospecting, exploration, production, exports and taxes. Although we believe that we are in compliance with these laws, regulations, and requirements with respect to our properties, any failure to comply could result in us being subject to substantial penalties, fees and expenses, significant delays in our operations or even the complete shutdown of our operations. In accordance with our stated policy, we accrue estimated environmental rehabilitation costs based on the net present value of future rehabilitation cost estimates which are recognized and provided for in the financial statements and capitalized to mining assets on initial recognition. The present value of additional environmental disturbances created are capitalized to mining assets against an increase in rehabilitation provision.

MINERAL RIGHTS

         Although we believe that our exploration permits will be renewed when they expire, based on the current applicable laws in the respective countries in which we have obtained permits, we cannot assure you that those permits will be renewed on the same or similar terms, or at all. In addition, although the mining laws of Mali, Cote d'Ivoire, Senegal and Tanzania provide a right to mine should an economic orebody be discovered on a property held under an exploration permit, we cannot assure you that the relevant government will issue a permit that would allow us to mine. All mineral rights within the countries in which we are currently prospecting are state-owned. Our interests effectively grant us the right to develop and participate in any mine development on the permit areas.

ENVIRONMENTAL MATTERS

         The major liabilities for environmental rehabilitation relate to the Syama and Morila mines in Mali. Although limited environmental rehabilitation regulations exist in Mali, management has adopted a responsible rehabilitation program following the standards set by the World Bank.

MARKETING

         We derive the majority of our income from the sale of gold produced by Morila in the form of dore, which we sell under an agreement to an international bank, which in turn uses an accredited refinery to refine the dore and produce monetary bars. Under the agreement, we receive the ruling gold price on the day after dispatch, less refining and freight costs, for the gold content of the dore gold. We have only one customer with whom we have an agreement to purchase all of our gold production. The "customer" is chosen annually on a tender basis from a selected pool of accredited refineries and international banks to ensure competitive refining and freight costs. Unlike other precious metal producers, gold mines do not compete to sell their product given that the price is not controlled by the producers.

PROPERTY

         Our operational mining area is comprised of Morila operations of 200 square kilometers. We also have a discontinued mining operation, Syama mine, which is 191 square kilometers. Our exploration permits are detailed above.

         Effective on October 1, 1997, we entered into a service agreement with Randgold & Exploration. Under the terms of the service agreement, Randgold & Exploration provides office accommodations, payroll administration and other services from their base for our staff. On April 1, 1999, we amended the service agreement to provide for reimbursements based upon expenses incurred. On February 2, 2003, we entered into a new services agreement with Randgold & Exploration. The cost of the services under the services agreement is approximately $55,000 per month, subject to review and negotiation on a quarterly basis.

         Reimbursements for fiscal 2002 amounted to $0.1 million. Under the new agreement, the fees payable to Randgold & Exploration are as follows:

         o The salaries for Randgold & Exploration employees will be charged to us at cost plus 5%;

         o        Office rent will be $5,890; and

         o        All other expenses will be charged to us at cost.

         We also lease offices in Dakar, Abidjan, Bamako and Jersey.

LEGAL PROCEEDINGS

         The dispute with Rolls-Royce relating to the failure of the Syama power plant, which it acquired on a 10 year finance lease agreement dated February 25, 2000 was settled out of court in December 2002. In terms of the settlement reached, Syama has agreed to pay Rolls-Royce $5.3 million for the balance of the plant and Rolls-Royce has withdrawn all claims and litigation against Syama, us and Randgold & Exploration. Syama paid an amount of $2.7 million to Rolls-Royce on December 31, 2002, with the balance to be paid in two equal installments the first being due on December 31, 2003 and the final payment being due on December 31, 2004. Also, under this agreement, we will allow Rolls-Royce to bid on providing power to future projects at Loulo and Tongon.

         We are not a party to any material legal or arbitration proceedings, nor is any of our property the subject of pending material legal proceedings.

HEALTH AND SAFETY REGULATIONS

         Morila has an Hygiene and Security Committee made up of elected labor and specialist management representatives, as outlined in the respective labor code. This committee designates, from its members, a consultative technical sub-committee charged with the elaboration and application of a concerted policy of improvement of health and security conditions at work. Its composition, attributions and operational modalities are determined by legal provisions and regulations.

         The chairman of this committee coordinates monthly committee meetings, sets the agendas with his secretariat, monitors resolutions and signs off on committee determinations.

         The committee's secretariat ensures under the supervision of the chairman that:

         o follow-up activities such as action resulting from the regular surveys and inspections are carried out; and

         o health and safety manuals and updates are distributed, posters are posted on notice boards and safety committee minutes and reports are distributed.

         Morila's medical officer sits on the Hygiene and Security Committee and advises on the following:

         o        working conditions improvements;

         o        general hygiene on the operation;

         o        ergonomics;

         o        protection of workers safety in the workplace; and

         o        medical checks and eye and ear testing.

         The Hygiene and Security Committee forms, from within its membership, two consultative commissions, the Commission of Inquiry and the Educational Commission. The Commission of Inquiry:

         o investigates accidents and makes recommendations to avoid repetitions;

         o ensures plant, machinery and equipment have adequate protection to avoid injury; and

         o        updates and revises safety and health manuals.

         The Educational Commission:

         o provides information and training on safe practices and potential risks;

         o        provides first aid training;

         o        administers and promotes the safety suggestion scheme; and

         o explains, where necessary, the contents of the safety and health manual.

         All employees are covered by the state's social security scheme and our medical reimbursement scheme, that reimburses a large portion of expenses related to medical treatment and medicines. Dental and optical expenses are also covered to 50%.

         C.       ORGANIZATIONAL STRUCTURE

         The following chart identified our subsidiaries and our percentage ownership in each subsidiary:

                                    RANDGOLD
                                   RESOURCES
                                   LIMITED(1)

    100%              100%             100%         100%           100%           100%
   MINING          RANDGOLD         RANDGOLD      RANDGOLD       RANDGOLD       RANDGOLD
INVESTMENTS        RESOURCES        RESOURCES     RESOURCES      RESOURCES      RESOURCES
   JERSEY      (COTE D'IVOIRE)(1)    (MALI)       (SENEGAL)      (SOMILO)       (SOMISY)
 LIMITED(1)                         LIMITED(1)    LIMITED(1)     LIMITED(1)     LIMITED(1)

    50%              100%             100%                          80%           80%
   MORILA          RANDGOLD         RANDGOLD                     SOCIETE DES   SOCIETE DES
 LIMITED(1)        RESOURCES        RESOURCES                     MINES DE      MINES DE
                COTE D'IVOIRE        (MALI)                      LOULO SA(2)   SYAMA SA(2)
                   SARL(3)           SARL(3)

    80%                                             100%
SOCIETE DES                                       RANDGOLD
 MINES DE                                         RESOURCES
MORILA SA(3)                                     TANZANIA (T)
                                                 LIMITED (4)

(1)      Incorporated in Jersey, Channel Islands
(2)      Incorporated in Mali
(3)      Incorporated in Cote d'Ivoire
(4)      Incorporated in Tanzania

         D.       PROPERTY, PLANTS AND EQUIPMENT

         For a discussion of our principal properties, including mining rights and permits, see Item 4A. Information about the Company - History and Development of the company and Item 4B. Information about the Company - Business Overview. We have all material legal rights necessary to entitle us to exploit such deposits in respect of Syama in Mali to March 2019 and in respect of the Morila mine in Mali to April 2022, and Loulo in Mali to 2029.

         The exploration permits in Cote d'Ivoire, Mali and Senegal give us the exclusive right for a fixed time period, which is open to renewal, to prospect on the permit area.

         Once a discovery is made, we, as the permit holder, then commence negotiations with the respective governments as to the terms of the exploration or mining concession. Depending on the country, some of the terms are more open to negotiation than other, but the critical areas which can be agreed to are the government's interest in the mine, taxation rates, repatriation of profits and the employment of expatriates and local labor.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the United States Federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under Item 3 Key Information-D. Risk Factors in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

GENERAL

         We earn all of our revenues in U.S. dollars and the majority of our transactions and costs are denominated or based in U.S. dollars. We also have South African Rand and Communaute Financiere Africaine franc denominated costs, primarily wages and local material purchases.

CHANGE IN ACCOUNTING POLICY

         With effect from January 1, 2001, we adopted International Accounting Statement 39 or IAS 39, Financial Instruments: Recognition and Measurement. IAS 39 establishes accounting and reporting standards for derivative instruments and for hedging activities.

         Previously, gains and losses on derivative instruments, which effectively establish minimum prices for designated future production, were recognized in revenue when the planned production was delivered. Derivatives that were not designated to future production or did not establish minimum prices were accounted for on a mark-to-market basis and the associated gains or losses were recognized in the results.

         Some of the Morila and Syama derivative instruments qualified for hedge accounting under the IAS 39 hedge accounting requirements with the result that a $2.4 million increase in reserves was recorded at January 1, 2001, to record on balance sheet the fair value of those derivatives which qualify for hedge accounting. The balance of the Syama and Morila derivative instruments which did not qualify for hedge accounting are accounted for on a mark-to-market basis. A decrease in accumulated losses of $0.5 million was recorded on the balance sheet, that being the fair value of those derivative instruments which do not qualify for hedge accounting.

IMPACT OF MALIAN ECONOMIC AND POLITICAL ENVIRONMENT

         Our current significant operation is located in Mali and is therefore subject to various. economic, fiscal, monetary and political policies and factors that affect companies operating in Mali, as discussed under Item 3. Key Information-D. Risk Factors--Risks Relating to Our Business.

IMPACT OF FAVORABLE TAX TREATIES

         We are a Jersey incorporated company and are not subject to income taxes in Jersey.

         In Mali, Morila SA is subject to a five year tax exemption which expires on November 1, 2005. Once the tax exemption expires, Morila SA will be taxed at the greater of 35% of taxable income or 0.75% of gross revenue. Somisy is taxed at the greater of 35% of taxable income or 0.75% of gross revenue.

IMPACT OF SALE OF 50% OF INTEREST IN MORILA

         During June 2000, we sold 50% of our interest in Morila Limited to AngloGold for $132 million. The cash received from the disposal enabled us to restructure our balance sheet and repay some of our loans. Morila Limited owns 80% of Morila SA, which owns Morila. The impact of the disposal is that we will now only share in 40% of the profits of Morila and we have a joint venture partner who will share the cost of funding any further Morila expansion projects.

IMPACT OF DISCONTINUATION OF OPERATIONS AT THE SYAMA MINE

         In January 2001, we announced the suspension of mining operations at the Syama mine due to its continued losses caused by falling gold prices and power problems. The power problems resulted from the failure of Rolls-Royce to successfully commission their power plant, which severely limited the operations' throughput, and resulted in a shortfall from planned gold production. Up to the end of December 2001, the Syama operation continued to process stockpiled ore, realized revenues of $16.7 million and recorded a net loss of $7.5 million.

         The two Allen 5012 units which were supplied by Rolls-Royce would have supplied 11 megawatts, or 60%, of the 18 megawatts necessary to run the operations of the mine. We obtained these two units to replace 11 other units which were no longer operational and to supplement the power being supplied by 8 additional units already operating at the mine. The two Allen 5012 units were large, low revving machines which were specifically suited to ensure a reliable base load to the operations of the mine. The failure of just one of these Allen 5012 units would have had an adverse effect on the operations' ability to restart following a shut down of operations as the full 18 megawatts of power were required to restart the operations.

         The Syama life of mine plan was based on annual gold production of 265,000 ounces for eight years, a sales price of $325 per ounce and cash costs of $220 per ounce. In 2000, with the delayed commissioning and inconsistent supply of power, the mine was unable to achieve a steady state process rate, resulting in gold production of 168,812 ounces, cash costs of $337 per ounce and a sales price of $283 per ounce. For the nine months ended December 31, 1999, gold produced was 126,808 ounces, and the average realized sales price of $275 per ounce was achieved with cash costs of $348 per ounce.

         Given the prevailing gold price, the mine did not achieve a level of return sufficient to absorb its operating costs, our projected levels of production were significantly lower, and our projected costs were significantly higher, than the amounts projected in our mining plan.

         In addition, Rolls-Royce was not prepared to supply alternative power due to the late delivery of their Allen 5012 supply, since they were not contractually obliged to do so until the engines had been commissioned.

         We were also aware of the increasing hardness of the ore with depth, which made the timely supply of reliable power even more critical to the successful achievement of the life of mine plan. During the Rolls-Royce power trials, plant availability was severely impaired as a result of the frequent power outages affecting the entire plant, which also resulted in equipment motor damage. When it became apparent to our management that the decision to contract Rolls-Royce power did not resolve Syama's power issues, we rescinded our agreement with Rolls-Royce. The number 1 Allen engine was never commissioned and failed during its trial in April 2001.

         All gold production activities have now ceased and the Syama mine has been placed on a care and maintenance program. We also substantially closed out the Syama hedge book in May 2001, and used the proceeds, together with other funds of ours, to repay a loan from the International Finance Corporation. This loan repayment will reduce our interest expense in future years.

         The discontinuation of the Syama operation required us to incur retrenchment costs in terminating the workforce and write down the remaining mine assets to their salvage value. The discontinuation also frees up some of our cash resources which would have been invested in capital expenditure projects at Syama, and in funding its cash operating losses, which can now be utilized for other projects.

         While ore yields at the Syama mine during the year 2000 were in line with expectations, plant yields were not, mainly due to the failure of the mine to achieve a steady state process rate without a reliable power supply. This fact, coupled with the depressed price of gold and continued losses prompted management to recommend the cessation of mining operations while continuing to process economic ore stockpiles. Management considered several options to support the continuation of operations at the mine, all of which proved uneconomical at the then prevailing gold price.

         On April 16, 2003 we entered into a heads of agreement with Resolute. Under this agreement we have given Resolute a 12 month option to acquire our entire interest in our wholly-owed subsidiary, RRL Somisy, for $6 million, plus a quarterly royalty payment based on the gold price. RRL Somisy owns 80% of Somisy which owns the Syama mine. In addition, Resolute will accept $7.0 million of Syama's liabilities. During the option period, Resolute will pay us option fees of $75,000 per month.

REVENUES

         Substantially all of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we have no control.

         We follow a hedging strategy the aim of which is to secure a floor price which is sufficient to protect us in periods of capital expenditure and debt finance, while at the same time allowing significant exposure to the spot gold price. We have made use of hedging arrangements in two instances. In terms of both the Syama and Morila loans, we were required to hedge fifty percent of Syama mine's first three years production and approximately thirty six percent of Morila's first five years of production. We also substantially closed out the Syama hedge book in May 2001, with the final closing out in 2002. The effect of the final closeout was to crystallize a loss of $1.8 million on the uncovered call options for Syama. The loss was converted to a loan with the banks and is payable in equal monthly installments in 2004.

         Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production, which could have a material adverse impact on our revenues.

OUR REALIZED GOLD PRICE

         The following table sets out the average, the high and the low afternoon London Bullion Market fixing price of gold and our average U.S. dollar realized gold price during the years ended December 31, 2002, 2001 and 2000.

                                             YEAR ENDED DECEMBER 31,
                                      ---------------------------------------
                                        2002           2001            2000
                                      --------       --------        --------
Average..............................    310            271            279
High.................................    349            293            313
Low..................................    278            256            264
Average realized gold price (1)......    308            268            283


(1) Our average realized gold price differs from the average gold price as a result of different realized prices achieved on the Morila and Syama hedge books.

COSTS

         We have calculated total cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces produced for all periods presented. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to deferred stripping and royalties. We have calculated total cash costs on a consistent basis for all periods presented.

         Total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IAS or U.S. GAAP measures or an indicator of our performance. While the Gold Institute has provided a definition for the calculation of total cash costs per ounce, the calculation of total cash costs per ounce may vary from company to company and our calculation may not be comparable to other similarly titled measures of other companies.

         However, we believe that total cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides:

         o        an indication of a company's profitability and efficiency;

         o        the trends in costs as the company's operations mature;

         o measure of a company's gross margin per ounce, by comparison of total cash costs per ounce to the spot price of gold; and

         o an internal benchmark of performance to allow for comparison against other companies.

         Total cash cost includes deferred stripping movements. The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred, and charged to production when the actual ratio (which is calculated as the ratio of waste tonnes mined to ore tonnes mined for the period) is below the expected average ratio. Expected pit life average stripping ratios are recalculated annually in light of additional knowledge and changes in estimates. These ratios are calculated as the ratio of the total of waste tonnes deferred at the calculation date and future anticipated waste to be mined, to anticipated future ore to be mined.

         Changes in the mine plan, which will include changes in future ore and waste tonnes mined, will therefore result in a change of the expected pit life average stripping ratio, which will impact prospectively on amounts deferred or written back. If the expected pit life average stripping ratio is revised upwards, relatively lower stripping costs will, in the future, be deferred in each period, or a relatively higher amount of charges will be written back. The opposite is true when the expected pit life average stripping ratio is revised downwards. These changes would thus impact on earnings.

         The deferred stripping calculation intends to match, over the life of the mine, the costs of mining waste tonnes to ore tonnes mined, by applying the expected pit life average stripping ratio. Consequently, a reduction in the actual strip ratio towards the later years of the mine's life, following from a decrease in waste to be mined, would not result in a similar decrease in total cash costs, as stripping costs which had previously been deferred, will now be charged to total cash costs. The reduction of yields associated with ore produced in these later years will, however, result in reduced margins.

         Our operations currently comprise one open pit operation mined by contractors. Milling operations are undertaken by the mine. Total cash costs in the year ended December 31, 2002 made up approximately 85% of total costs and comprised mainly mining and milling costs, including, labor and consumable stores costs. Consumable stores costs include diesel and reagents costs. Contractor costs represented 33% of total cash costs, with diesel and reagent costs making up 34% of total cash costs. Direct labor costs accounted for approximately 12% of total cash costs.

         The price of diesel acquired for the Morila operation has increased in the year ended December 31, 2002 which impacted negatively on the total cash costs. Should these prices increase further, this could impact significantly on total cash costs, mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet.

         The remainder of our total costs consists primarily of amortization and depreciation exploration costs, interest expense and general and administration or corporate charges.

         At the end of the three-year duty exemption period, which ends on November 1, 2003, duties will become payable in accordance with the Malian duty regime on all imported goods. On average, it is anticipated this will have the effect of increasing the costs of imported goods by 7%, which equates to an overall increase of 1% on total costs. Furthermore, costs will increase as the depth of mining increases.

         A.       OPERATING RESULTS

         Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto, and other financial information appearing elsewhere in this Annual Report.

YEARS ENDED DECEMBER 31, 2002 AND 2001

         REVENUES

         Total revenues increased by $47.2 million, or 53.9%, from $87.5 million for the year ended December 31, 2001 to $134.7 million for the year ended December 31, 2002.

         PRODUCT SALES

         From the year ended December 31, 2001 to the year ended December 31, 2002, gold sales revenues increased by $47.2 million, or 56.1%, from $84.2 million to $131.4 million. Higher grades from Morila, which completed its second full year of production in 2002, as well as the cessation of operations at Syama at the end of 2001 contributed to the increase in our revenues

         Our share of gold sales increased by 122,751 ounces, or 41.1% from 298,375 ounces in the year ended December 31, 2001 to 421,126 ounces in the year ended December 31, 2002. This was mainly attributable to the high grades encountered at Morila during the second half of 2002. The average sales price of gold per ounce was $308 in the year ended December 31, 2002 as compared with $268 in the year ended December 31, 2001.

         INTEREST INCOME

         Interest income amounts consist primarily of interest received on cash held at banks. Interest income of $0.2 million for the year ended December 31, 2002 reflected interest earned on our cash balances during the year. The $2.3 million for the year ended December 31, 2001 reflected interest earned on our higher average cash balances during that year as a result of the income cash generated from the June 2000 sale of 50% of our indirect 80% interest in Morila.

         EXCHANGE GAINS

         The exchange gains for the year ended December 31, 2002 of $2.4 million relate primarily to the Morila operation, with the exchange gains of $0.4 million for the year ended December 31, 2001 being attributable to the Syama operation.

         OTHER INCOME

         Other income of $0.5 million for the year ended December 31, 2002 consists mainly of fees receivable compared to $0.6 million for the year ended December 31, 2001.

COSTS AND EXPENSES

         TOTAL CASH COSTS

         The following table sets out our total ounces produced and weighted average total cash cost per ounce for the years ended December 31, 2002 and 2001:

                                       YEAR ENDED DECEMBER 31,
                       -------------------------------------------------------
                                   2002                        2001
                       --------------------------    -------------------------
                        OUNCES       $ PER OUNCE      OUNCES      $ PER OUNCE
---------------------  ---------    -------------    --------    -------------
Morila (40% share)...   421,126           74          252,660         102
Syama (80% share)....      -              -           45,715          433

Weighted average.....   421,126           74          298,375         153

         From the year ended December 31, 2001 to the year ended December 31, 2002, our weighted average total cash cost per ounce decreased $79 per ounce, or 51.6%, from $153 per ounce to $74 per ounce. The decrease is largely due to the lower production costs at Morila resulting from high grades in the second half of 2002 and the phasing out of the high-cost Syama production.

         TRANSFER TO DEFERRED STRIPPING COSTS

         The increase in the transfer to deferred stripping costs of $3.0 million or approximately 150% from $2.0 million for the year ended December 31, 2001 to $5.0 million for the year ended December 31, 2002, was due to waste stripping being in excess of the life of the mine estimated stripping ratio.

         DEPRECIATION AND AMORTIZATION

         Depreciation and amortization charges increased by $1.7 million, or 23.5% from $7.1 million for the year ended December 31, 2001 to $8.8 million for the year ended December 31, 2002. The increase was mainly due to the capitalization of additional balances of plant equipment associated with the finance leases at the start of the year. Depreciation and amortization in the year ended December 31, 2002 was largely related to Morila assets. There was no depreciation and amortization charge for the Syama mine as all assets had been impaired in previous years.

         INTEREST EXPENSE

         Interest expense for the year ended December 31, 2002 was $3.7 million and comprised interest on our attributable share of the Morila project financing facility as well as the $35 million syndicated loan and revolving credit facility, which was repaid during the year.

         Interest expense for the year ended December 31, 2001 was $4.1 million and comprised interest on our attributable share of the Morila project financing facility as well as the $35 million syndicated loan and revolving credit facility, which was drawn down during the year.

         LOSS/(GAIN) ON FINANCIAL INSTRUMENTS

         The loss on financial instruments of $0.3 million for the year ended December 31, 2002 represents the change in the mark-to-market, between December 31, 2001 and 2002, for those financial instruments that did not qualify for hedge accounting.

         The balance of the Syama hedge comprising outstanding call options which had been sold at a price of $353 per ounce over 148,500 ounces was closed out in the year.

         We had a gain on financial instruments of $7.4 million for the year ended December 31, 2001. Of that amount, $1.7 million of the gain on financial instruments related to Syama instruments that did not qualify for hedge accounting and $4.3 million of the gain related to profits generated on the close out of the balance of the Syama hedge book which qualified for hedge accounting. The balance of $1.4 million related to the amortization of the remaining deferred gain which arose during May 1999 as part of the restructuring of the Syama hedge book.

         The majority of Syama's hedges were closed out in 2001 at a profit of $4.3 million and the proceeds were used to partly repay Syama's loan.

         Morila has entered into gold forward sales and gold option trades to support the financing of the project. These obligations of Morila are non-recourse to us and are margin free.

         ROYALTIES

         Royalties increased by $3.4 million, or 59%, from $5.8 million for the year ended December 31, 2001 to $9.2 million for the year ended December 31, 2002. The increased royalties reflect increased gold sales.

         GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative costs comprise various expenses associated with providing administration support services to the Morila and Syama mines. These charges decreased to $4.1 million for the year ended December 31, 2002 from $11.2 million for the year ended December 31, 2001 reflecting the placing of Syama on full care and maintenance in December 2001.

         EXPLORATION AND CORPORATE EXPENDITURE

         Exploration and corporate expenditures were $16.7 million for the year ended December 31, 2002 and $9.2 million for the year ended December 31, 2001. This increase largely reflects activities which are focused on the defining of additional mineralized materials and converting them to reserve ounces, in particular for our Loulo project, and additional drilling programs on the Tongon project, as well as ongoing exploration and new business activities. The increase is primarily due to extensive drilling in Mali and Cote d'Ivoire as well as costs associated with the $35 million syndicated corporate facility which was repaid in November 2002. These costs were being amortized over the life of the loan and once the loan was paid off the full amount of the fees and political risk insurance associated with the loan were expensed immediately.

         EXCHANGE LOSSES

         The exchange losses for the year ended December 31, 2002 of $1.9 million and $1.3 million for the year ended December 31, 2001 relate primarily to Morila and Syama and result from the weakening of the U.S. dollar against other currencies in which goods and services are denominated.

         OTHER EXPENSES

         Other expenses of $5.7 million for the year ended December 31, 2002 comprise operational and other costs associated with the care and maintenance of Syama plus a provision for doubtful debts. Other expenses for the year ended December 31, 2001 of $3.6 million comprise operational and other costs associated with the care and maintenance of Syama.

         MINORITY INTERESTS

         The minority interest for the years ended December 31, 2002 and 2001 represents the net of the 20% and 25% respectively minority share of the losses in the Syama mine and the 20% minority share of losses on the Loulo project.

YEARS ENDED DECEMBER 31, 2001 AND 2000

         REVENUES

         Total revenues decreased by $113.9 million, or 56.6%, from $201.4 million for the year ended December 31, 2000 to $87.5 million for the year ended December 31, 2001. The revenues for the year ended December 31, 2000 included the $125 million profit on the sale of 50% of our interest in Morila.

         PRODUCT SALES

         From the year ended December 31, 2000 to the year ended December 31, 2001, gold sales revenues increased by $20.4 million, or 32.0%, from $63.8 million to $84.2 million. The increase in our revenues is attributable to increased production from Morila which completed its first full year of operations in the year ended December 31, 2001, offset by decreased production from curtailed operations at Syama.

         Our share of gold sales increased 115,120 ounces, or 62.8%, from 183,255 ounces in the year ended December 31, 2000 to 298,375 ounces in the year ended December 31, 2001. The average sales price of gold per ounce was $268 in the year ended December 31, 2001 as compared with $283 in the year ended December 31, 2000.

         INTEREST INCOME

         Interest income amounts consist primarily of interest received on cash held at banks. Interest income of $2.3 million for the year ended December 31, 2001 reflected interest earned on our higher average cash balances during the year as a result of the income cash generated from the June 2000 sale of 50% of our indirect 80% interest in Morila.

         PROFIT ON SALE OF INTEREST IN MORILA

         On July 3, 2000, we sold 50% of our interest in Morila to AngloGold for a cash receipt of $132 million, resulting in a profit of $125 million.

         EXCHANGE GAINS

         The exchange gains for the year ended December 31, 2001 of $0.4 million relate primarily to the Syama operation, with the exchange gains of $8.6 million for the year ended December 31, 2000 being attributable to the repayment of the bridging finance loan from Barnato Exploration Limited, or Barnex, which was Rand denominated, as well as exchange gains related to the Syama debt.

         OTHER INCOME

         Other income consists primarily of fees receivable for the years ended December 31, 2001 and 2000.

COSTS AND EXPENSES

         TOTAL CASH COSTS

         The following table sets out our total ounces produced and weighted average total cash cost per ounce for the years ended December 31, 2001 and 2000:


                                       YEAR ENDED DECEMBER 31,
                       -------------------------------------------------------
                                   2001                        2000
                       --------------------------    -------------------------
                        OUNCES       $ PER OUNCE      OUNCES      $ PER OUNCE
---------------------  ---------    -------------    --------    -------------
Morila (40% share)..... 252,660          102         56,646 (1)        88
Syama (80% share)...... 45,715           433          126,609         337

Weighted average....... 298,375          153          183,255         260

(1) Includes our attributable portion of two months production at Morila which commenced production in October 2000.

         From the year ended December 31, 2000 to the year ended December 31, 2001, our weighted average total cash cost per ounce decreased $107 per ounce, or 41.1%, from $260 per ounce to $153 per ounce. The decrease is largely due to the phasing out of the high-cost Syama production and the first full year of lower cost Morila production.

         DEPRECIATION AND AMORTIZATION

         Depreciation and amortization charges decreased by $5.1 million, or 41.8%, from $12.2 million for the year ended December 31, 2000 to $7.1 million for the year ended December 31, 2001.

Depreciation and amortization in the year ended December 31, 2001 was largely related to Morila assets. There was no depreciation and amortization charge for the Syama mine as all assets had been impaired in previous years.

         The depreciation and amortization charge for the year ended December 31, 2000 reflected depreciation and amortization of the Syama assets, and a small portion of which related to our share of Morila, which commenced production in October 2000.

         INTEREST EXPENSE

         Interest expense for the year ended December 31, 2001 was $4.1 million and comprised interest on our attributable share of the Morila project financing facility as well as the $35 million syndicated loan and revolving credit facility, which was drawn down during the year.

         Interest expense of $14.9 million during the year ended December 31, 2000 consists primarily of $9.3 million relating to the Barnex bridging finance loan (including extension fees), $2.2 million interest on overdraft balances, and $2.8 million relating to the Syama and Morila loans as well as outside shareholder loans for Somisy and Somilo.

         GAIN ON FINANCIAL INSTRUMENTS

         We had a gain on financial instruments of $7.4 million for the year ended December 31, 2001. $1.7 million of the gain on financial instruments related to the change in the mark-to-market, between December 31, 2000 and 2001, for those Syama instruments that did not qualify for hedge accounting. $4.3 million of the gain related to profits generated on the close out of the balance of the Syama hedge book which qualified for hedge accounting. The balance of $1.4 million related to the amortization of the remaining deferred gain which arose during May 1999 as part of the restructuring of the Syama hedge book.

         The majority of Syama's hedges were closed out in 2001 at a profit of $4.3 million and the proceeds were used to partly repay Syama's loan. The part of the hedge that was not closed out was outstanding call options sold at a price of $353 per ounce over 148,500 ounces in aggregate.

         Morila has entered into gold forward sales and gold option trades to support the financing of the project. Morila would be liable to be called for margin if the gold price exceeded $385 per ounce, assuming that U.S. interest rates, gold lease rates and gold price volatility remained constant at current rates. These obligations of Morila are non-recourse to us. However, if Morila were unable to meet margin calls made against it, its hedge counterparties would be able to exercise the security they hold in respect of Morila's assets, should they so decide.

         ROYALTIES

         The increased royalties largely reflected increased gold sales in the year ended December 31, 2001.

         EXCHANGE LOSSES

         The exchange losses for the year ended December 31, 2001 of $1.3 million and $1.1 million for the year ended December 31, 2000 relate primarily to Syama.

         OTHER EXPENSES

         Other expenses of $3.6 million for the year ended December 31, 2001 comprise operational and other costs associated with the care and maintenance of Syama. Other expenses for the year ended December 31, 2000 of $6.2 million include expenses related to professional services provided on the sale of Morila, fees associated with various restructuring efforts and capital raising fees for bridging finance loan from Barnex.

         MINORITY INTERESTS

         The minority interest for the years ended December 31, 2001 and 2000 and for the nine months ended December 31, 1999 represents the net of the 25% minority share of the losses in the Syama mine and the 20% minority share of losses on the Loulo project.

         B.       LIQUIDITY AND CAPITAL RESOURCES

CASH RESOURCES

         OPERATIONS

         Net cash provided by operations was $70.6 million for the year ended December 31, 2002 and $21.3 million for the year ended December 31, 2001. The $49.3 million increase was due to the higher attributable earnings from Morila resulting from the processing of exceptionally high grade ore during the second half of 2002.

         Net cash provided by operations was $21.3 million in the year ended December 31, 2001 as compared to net cash utilized by operations of $33.5 million for the year ended December 31, 2000. The increase of $54.8 million resulted from cash generated by the operations before tax and working capital changes of $23.7 million, as well as a decrease in receivables for the year ended December 31, 2001, as a result of decreases in taxation debtors, fuel and gold sale debtors.

         INVESTING

         Investing activities for the year ended December 31, 2002 utilized $5.5 million as compared to $14.0 million utilized for the year ended December 31, 2001. The December 31, 2002 year represents ongoing capital expenditure at Morila that began in 2001, the last of the capital expenditure relating to the development program of Morila.

         Net cash utilized in investing activities was $9.5 million in the year ended December 31, 2001 as compared to net cash generated of $64.9 million in the year ended December 31, 2000. The figures for the year ended December 31, 2000 contain $132.0 million cash proceeds on the sale of 50% of our interest in Morila, $65.9 million of which was used to fund the construction and development of Morila. The $9.5 million net cash outflow in the year ended December 31, 2001 comprises $8.3 million spent on capital projects at Morila and $3 million spent on the Syama power plant, offset by Syama asset sales which realized $2.4 million.

         FINANCING

         Net cash utilized by financing activities decreased by $51.9 million from $64.1 million for the year ended December 31, 2001 to $12.2 million for the year ended December 31, 2002. The net cash utilized in the year ended December 31, 2002 of $12.2 million related mainly to our public offering of ordinary shares which was offset by the settling of the $33 million under the syndicated term loan and revolving credit facility and part of the Morila Loan. The net cash utilized for the year ended December 31, 2001 included a $81.3 million share repurchase during the third quarter of the year and the settling of the $15 million Syama loan which was offset by borrowing of $33 million under a syndicated term loan and revolving credit facility.

         Net cash utilized in the year ended December 31, 2001 was $64.0 million as compared to $27.8 million generated in the year ended December 31, 2000. The increase in cash utilized was primarily due to our $81.3 million share repurchase during the third quarter of the year and the settling of the $15 million Syama loan which were offset by borrowings of $33.0 million under a syndicated term loan and revolving credit facility.

         ENVIRONMENTAL LIABILITIES

         Our significant liabilities for environmental rehabilitation relate to the Syama and Morila mines in Mali. Currently, limited environmental rehabilitation regulations exist in Mali. We have adopted a rehabilitation program following World Bank guidelines, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works.

         All of the above requirements are in place for our operations. Syama's provision for closure is based on estimates, less actual expenditure to date. Morila's provision is based on estimates.

         All of the process plant (in-plant) toxic substances have been consumed in the circuit and their storage vessels have been cleaned. The Morila mine, operated by our joint venture partner, AngloGold, employs safety protocols in the handling of all toxic substances.

         In the case of cyanide, it currently operates under the International Cyanide Management Code for the transport and use of cyanide in the production of gold. This is a voluntary code developed by an industry steering committee under the auspices of the United Nations Environment Program and the International Council on Metals and the Environment.

         Syama's closure plan entails the rehabilitation of the mining infrastructure (open pits, waste rock stacks, process plant, workshops, stores and tailings storage facility) as well as ensuring the closure of operations is done in a manner which preserves public safety. The rehabilitation work consists mainly of:

         o ensuring no inadvertent access is gained to the open pits by placing safety berms around the perimeter of the pits;

         o reshaping of the side slopes of the waste rock stacks, where necessary and vegetation of the top and sides of the waste rock stacks;

         o vegetation of the top and sides of the tailings storage facility and ensure the facility has an established fail safe point, below the main dam wall height, to preserve the integrity of the facility;

         o dismantling to ground level of the process plant, workshops and stores facilities and the vegetation of these sites;

         o monitoring of the groundwater boreholes and taking remedial action, where necessary, should the concentration of pollutant exceed reasonable levels, until the pollution effect diminishes to an acceptable level; and

         o establishing programs for the local community to facilitate the community's return to those activities they pursued prior to the mine's establishment. The establishment of water storage dams and gardens for farm projects are key to this work.


         We are required to monitor the facilities at the Syama mine until we can ensure the preservation of public safety. A "reasonable level" of pollution is a level where groundwater and surface water contamination does not impact on downstream fitness for use by aquatic life, livestock, and domestic consumption. Syama's monitoring program is designed to conform with World Bank quality guidelines, as defined in the World Bank Pollution Abatement Handbook, and World Bank guidelines for open pit mining. Under these guidelines, we will monitor for potential contamination until we are capable of establishing a discernable long-term trend. Typically, this requires monitoring for a period of three to five years.

         The nearest groundwater user to the Syama mine is outside of the zone of impact of the contamination. No heavy metal contamination exists. Syama's groundwater emerges on surface downstream of the Tailings Storage Facility, or TSF, and is treated within the containment dam prior to discharge. Currently, surface water dilution has the greatest impact in minimizing the contamination effect.

         Syama is currently planting trees downstream of its TSF to aspirate groundwater to reduce potential contamination. Should we decide to permanently close Syama, we would vegetate the surface of the TSF and plough the soil to prevent water movement on the surface, as well as complete the geotechnical closure report.

         While the total rehabilitation costs to be incurred in the future is uncertain, we have estimated that the total future costs, in current monetary terms, will be approximately $2.6 million for Syama and $8.4 million for Morila. The cost is accrued and expensed over the operating life of the mines, on the basis of our stated policy of the net present value of future rehabilitation costs estimates which are recognized and provided for in the financial statements and capitalized to mining assets on initial recognition. The present value of additional environmental disturbances created is capitalized to mining assets against an increase in rehabilitation provision.

         CREDIT AND LOAN FACILITIES

         In September 2001, we entered into a $25 million syndicated term facility and a $10 million revolving credit facility from a consortium of financial lenders led by NM Rothschild & Son Limited, or NM Rothschild, to assist with the mandatory share repurchase program and to provide working capital. The loan was repaid in full out of the proceeds of our public offering and with working capital in November 2002. The term loan was required to be repaid in quarterly installments over four years, with the first payment made on January 31, 2002.

         In 2002, we negotiated but did not implement a new revolving $20 million credit facility for general working capital and acquisition purposes with the same consortium of lenders. In view of the significant cash being generated by our operations, the revolving credit facility was never used and the facility was cancelled in April 2003.

         On April 7, 2000, we concluded a $90 million loan with a consortium of financial lenders led by NM Rothschild for the development of Morila. We refer to this loan as the Morila Loan. The loan bears interest at U.S. three month LIBOR plus 2% per annum. At December 31, 2002, the interest rate on this loan was 3.90%. The loan will be repaid over 5 years with the first payment having been made on June 30, 2001, and is collateralized by the assets of Morila. Also, we have pledged our interest in Morila Limited and related assets and the Morila joint venture has pledged its interest in Morila and related assets to secure Morila's obligations under the Morila Loan Agreement. In addition to the periodic payments of principal, Morila is required to make interest payments at periodic intervals.

         The agreement with respect to the Morila Loan, or the Morila Loan Agreement, contains covenants and conditions including restrictions on the conduct of our business activities and business activities of the Morila joint venture and Morila, the maintenance of minimum net worth and debt coverage ratios, and our ability, and the ability of our subsidiaries and Morila and the Morila joint venture, to incur debt. We are in compliance with these covenants and conditions.

         Further, the Morila Loan Agreement places restrictions on Morila's ability to make or commit to make capital expenditures, or acquire assets. The Morila Loan Agreement also places restrictions on our ability and the ability of the Morila joint venture and Morila, to enter into some types of business combinations, dispose of assets, or enter into certain transactions with each other.

         The Morila Loan Agreement restricts Morila's ability to pay management or similar fees or to declare, pay or make any distribution on any shares of any class of its capital stock, other ownership interests, or other rights with respect to any shares of any class of its capital stock. These payments may only be made, subject to the satisfaction of financial conditions contained in the Morila Loan Agreement, on a quarterly basis.

         Furthermore, the Morila Loan Agreement places significant restrictions on Morila's ability to purchase, redeem or retire shares of any class of its capital stock, other ownership interests or other rights with respect to any shares of any class of its capital stock and on Morila ability to repay or otherwise decease or discharge debt which it owes to any affiliate.

         Our attributable share of the Morila Loan at December 31, 2002 amounted to $14.5 million. It is non-recourse to us.

         During the year ended December 31, 2000, Morila entered into a finance lease for five Rolls-Royce generators under the terms of a Deferred Terms Agreement between us and Rolls-Royce. The lease is repayable over ten years commencing April 1, 2000 and bears interest at a variable rate of approximately 15.54% as of December 31, 2002. Our attributable share of this finance lease amounted to $7.6 million at December 31, 2002. Together with AngloGold, we have guaranteed the repayment of the lease.

         Somisy and Randgold Resources Mali SARL, our subsidiaries, have a Communaute Financiere Africaine franc denominated, uncollateralized overdraft facility of approximately $1.2 million with Banque de Developpement du Mali bearing interest at a fixed interest rate of 10.25% per annum. The full facility was utilized at December 31, 2002.

         Somilo has an uncollateralized $0.8 million loan with the Bureau de Recherches Geologiques et Minieres, originating from the purchase of BHP Minerals Mali in 1996, which bears interest at the base rate of the Central Bank of Western African States rate plus 2% per annum, which is being deferred. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans. At December 31, 2002, the interest rate on this loan was 7%.

         On August 28, 2002, the Syama hedge transactions were closed through a cancellation agreement with NM Rothschild. On that date, we agreed to buy gold call options to offset existing positions with NM Rothschild comprised of 148,500 ounces at $353/ounce at a cost of $1,805,760. In lieu of the existing premium, NM Rothschild agreed to lend us that amount on a pre-agreed payment schedule requiring us to repay the loan monthly through the 2004 fiscal year. This loan bears interest at the relevant interbank rate plus 3%, which equates to an average rate of 4.37%.

         Morila also has a finance lease with Air Liquide relating to three oxygen generating units. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which at December 31, 2002 stood at approximately 17%.

         Somilo also has a $0.4 million loan from the Government of Mali. This loan is uncollateralized and bears interest at the base rate of the Central Bank of West African States plus 2% per annum. This loan is repayable from cash flows of the Loulo mine after the repayment of all other loans. At December 31, 2002, the interest rate on this loan was 7%.

         CORPORATE, EXPLORATION, DEVELOPMENT AND NEW BUSINESS EXPENDITURES

         Our expenditures on corporate, exploration, development and new business activities for the past three years are as follows:

                                                              YEAR ENDED DECEMBER 31,
                                            ------------------------------------------------------------
            AREA                                 2002                  2001                  2000
----------------------------------          ---------------    ----------------------   ----------------
                                                               (DOLLARS IN THOUSANDS)
Africa General....................                239                  262                    348
Burkina Faso......................                944                  637                   1,112
Mali..............................               8,521                5,082                  5,991
Tanzania..........................                 -                    -                      -
Cote d'Ivoire.....................               5,190                2,781                  2,929
Senegal...........................               1,791                 424                    351
Total exploration cost............              16,686                9,187                 10,731

         During the year, we completed drilling programs in Tongon, Loulo and Burkina Faso as well as acquired new opportunities in the Morila region, Senegal and Tanzania. During the year ended December 31, 2001, we completed further drilling at Tongon, drilling of orebody extensions at Loulo and follow-up drilling programs in Burkina Faso. Our expenditures in the year ended December 31, 2000 included completion of all feasibility drilling at Morila and the commencement of drilling at Tongon.

         CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

         Our contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The related obligations as at December 31, 2002 are set out below:

                                                         1 YEAR        1-5 YEARS        AFTER 5 YEARS          TOTAL
                                                       -----------    -----------     -----------------       --------
CONTRACTUAL OBLIGATIONS                                                     (DOLLARS IN THOUSANDS)
---------------------------------------------
Long-term debt...............................              8,663          10,366                833             19,862
Short-term borrowings........................             12,008               -                  -             12,008
Capital lease obligations....................              1,063           5,448              2,660              9,171
Unconditional purchase obligations...........                794               -                  -                794
Total contractual cash obligations...........             22,528          15,814              3,493             41,835
Other long-term obligations..................              2,632           7,530              2,340             12,502


         WORKING CAPITAL

         Management believes that our working capital resources, by way of internal sources and banking facilities, are sufficient to fund our currently foreseeable future business requirements.

         CRITICAL ACCOUNTING POLICIES

         Our significant accounting policies are more fully described in note 2 to our consolidated financial statements. Some of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

         Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance.

         Our significant accounting policies include those discussed below.

JOINT VENTURE ACCOUNTING

         We account for our investment in joint ventures under the benchmark treatment for joint ventures, which involves the incorporation of our proportionate share of the joint ventures' assets, liabilities, income expenses and cash flows and which are incorporated in the consolidated financial statements under appropriate headings. Should this method of accounting not be permitted in the future, the results of each joint venture would need to be equity accounted. This would require the recognition in the income statement, on a separate line, of our share of the joint ventures' profit or loss for the year. Our interest in the associate would be carried on the balance sheet at an amount which would reflect its share of the net assets of the joint venture.

         This would result in a presentation of our balance sheet and income statement that differs significantly from the current presentation, but would have no impact on our net income or our net asset value.

AMORTIZATION OF MINING ASSETS

         Amortization charges are calculated using the units of production method and are based on tonnes processed through the plant as a percentage of total expected tonnes to be processed over the lives of our mines. The lives of the mines are estimated using interpretations of mineral reserves in accordance with the SEC's industry guide number 7. The estimate of the total expected future lives of our mines could be materially different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining our mineral reserves, mainly the gold price. Any change in our estimate of the total expected future lives of our mines would impact the amortization charge recorded in our consolidated financial statements.

VALUATION OF LONG-LIVED ASSETS

         Management annually reviews the carrying value of our long-lived mining assets to determine whether their carrying values, as recorded in our consolidated financial statements, are appropriate. In determining if the asset can be recovered, we compare the value in use amount to the carrying amount. If the carrying amount exceeds the value in use amount, we will record an impairment charge in the income statement to write down the asset to the value in use amount. To determine the value in use amount, management makes its best estimate of the future cash inflows that will be obtained each year over the life of the mine and discounts the cash flow by a rate that is based on the time value of money adjusted for the risk associated with the applicable project. These reviews are based on projections of anticipated future cash flows to be generated by utilizing the long-lived assets. While management believes that these estimates of future cash flows are reasonable, different assumptions regarding projected gold prices and production costs could materially affect the anticipated cash flows to be generated by the long-lived assets. In addition, other factors that management can control may turn out differently than projected and could have an effect on the determination of the value in use amount.

         In 1999, we recorded an impairment charge of $45 million relating to the Syama mine. This charge assumed throughout the life of mine that gold prices would be $300 an ounce and the cash cost to produce would be $250 an ounce and expected future capital costs of $8.3 million. The spot price of gold on December 31, 1999 was $283 an ounce and the price range during 1999 was $253 to $326 an ounce. The other major assumption used was that the mine would produce 265,000 ounces a year for 8 years. The cash flows were discounted using 8% which represents our borrowing rate adjusted for the risks related to this project. Based on these assumptions, we determined the value in use amount to be $74 million compared to the carrying value of $119 million which resulted in an impairment charge of $45 million.

         In 2000, as a result of operational difficulties experienced at Syama we concluded that the value in use amount was negative and that the remaining $74 million should be written off.

HEDGING AND FINANCIAL DERIVATIVES

         The determination of the fair value of hedging instruments and financial derivatives, when marked-to-market, takes into account estimates such as projected interest rates under prevailing market conditions, depending on the nature of the hedging and financial derivatives.

         These estimates may differ materially from actual interest rates prevailing at the maturity dates of the hedging and financial derivatives and, therefore, may materially influence the values assigned to the hedging and financial derivatives, which may result in a charge to or an increase in our earnings at the maturity date of the hedging and financial derivatives.

ENVIRONMENTAL REHABILITATION COSTS

         We provide for environmental rehabilitation costs and related liabilities based on our interpretations of current environmental and regulatory standards with reference to World Bank guidelines. In addition, final environmental rehabilitation obligations are estimated based on these interpretations and in line with responsible programs undertaken by similar operations elsewhere in the world, with provisions made over the expected lives of our mines. While management believes that the environmental rehabilitation provisions made are adequate and that the interpretations applied are appropriate, the amounts estimated for the future liabilities may differ materially from the costs that will actually be incurred to rehabilitate our mine sites in the future.

         If management determines that an insufficient rehabilitation provision has been created, earnings will be adjusted as appropriate in the period that the determination is made.

DEFERRED STRIPPING

         We defer the costs of waste stripping in excess of the expected pit life average stripping ratio, and charge such costs to production when the actual stripping ratio is below the expected average ratio. The expected pit life stripping ratios are recalculated annually in light of additional knowledge and changes in estimates. These ratios are calculated as the ratio of the total of waste tonnes deferred at the calculation date and future anticipated waste to be mined, to anticipated future ore to be mined. Changes in the mine plan, which will include changes in future ore and waste tonne to be mined, will therefore result in a change of the expected pit life average stripping ratio, which will impact prospectively on amounts deferred or written back. If the expected pit life average stripping ratio is revised upwards, relatively lower stripping costs will, in the future, be deferred in each period, or a relatively higher amount of charges will be written back, thus impacting negatively upon earnings. The opposite is true when the expected pit life average stripping ratio is revised downwards, resulting in more costs being deferred and a positive impact on earnings during the period of cost deferral. Any costs deferred will be expensed in future periods over the life of the Morila mine, resulting in lower earnings in future periods. Therefore, deferred stripping can be defined as a cost smoothing method whereby waste stripping costs are recognized pro rata in earnings over the life of a mine.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 establishes accounting standards for recognition and measurement of a liability at fair value for an asset retirement obligation and an addition to the associated asset retirement cost. The accretion of interest expense each period is subsequently recorded as an expense and added to the liability. We have determined that the adoption of FAS 143 will not have a material impact on our results of operations and financial position.

         In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002" ("SFAS 145"). SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". In addition, SFAS 145 amends SFAS 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. We have determined that the adoption of SFAS 145 will not have a material impact on our results of operations and financial position.

         In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also concludes that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. We have determined that the adoption of SFAS 146 will not have a material impact on our results of operations and financial position.

         In December 2002, the FASB issued Statements of Financial Accounting Standards No 148, "Accounting for Stock-Based Compensation Transition and Disclosure - an amendment of FAS 123". Under FAS 148, the statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosure on both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to Statement 123 in paragraphs 2(a)-2(e) of this statement shall be effective for financial statements for fiscal years ending after December 15, 2002. Earlier application of the transition provisions in paragraphs 2(a)-2(d) is permitted for entities with a fiscal year ending prior to December 15, 2002, provided that financial statements for the 2002 fiscal year have not been issued as of the date this Statement is issued. Early application of the disclosure provisions in paragraph 2(e) is encouraged. We have adopted the disclosure provisions of paragraph 2(e) of SFAS 148, and as we will continue to apply APB 25 and its related interpretations in accounting for our stock option plan SFAS 148 will have no impact on our results of operations and financial position.

         In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

         This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretive guidance incorporated without change from Interpretation 34 continues to be required for financial statements for fiscal years ending after June 15, 1981 - the effective date of Interpretation 34. We have determined that FIN 45 will have no impact on our results of operations and financial position.

         In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 " ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51. Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics:

1. The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity;

2. The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

                  a) The direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights.

                  b) The obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities.

                  c) The right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

         This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. We have determined that FIN 46 will have no impact on our results of operations and financial position as we are not a party to any transactions with variable interest entities.

         C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

         We are not involved in any research and development and have no registered patents or licenses.

         D.       TREND INFORMATION

         Our financial results are subject to the movement in gold prices. In the past fiscal year, the general trend has been upwards and this has had an impact on revenues. However it should be noted that fluctuations in the price of gold remain a distinct risk to us.

GOLD MARKET

         The gold market is relatively liquid compared with many other commodity markets, with the price of gold generally quoted in U.S. dollars. The physical demand for gold is primarily for fabrication purposes, and gold is traded on a world-wide basis. Fabricated gold has a variety of uses, including jewelry (which accounts for 85% of fabricated demand), electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

         Historically, gold has been used as a store of value because it tends to retain its value in relative terms against basic goods in times of inflation and monetary crisis. Therefore, large quantities of gold in relation to annual mine production are held for this purpose. This has meant that, historically, the potential total supply of gold has been far greater than annual demand. Thus, while current supply and demand plays some part in determining the price of gold, this does not occur to the same extent as for other commodities.

         Instead, gold prices have been significantly affected, from time to time, by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks, and global or regional political and economic crises. In times of inflation and currency devaluation, gold has traditionally been seen as refuge, leading to increased purchases of gold and a support for the price of gold.

         Interest rates affect the price of gold on several levels. High real interest rates increase the cost of holding gold, and discourage physical buying in developed economies. High U.S. dollar interest rates also make hedging of forward selling attractive because of the higher contango premiums (differential between LIBOR and gold lease rates) obtained in the forward prices. Increased forward selling in turn has an impact on the spot price at the time of sale.

         At a secondary level, changes in interest rates are viewed by market participants as indicators of other economic changes, including expectations of inflation, and have been used historically by market participants to motivate decisions to buy or sell gold.

         In 2000, the introduction of the euro removed the German Deutschmark as one of the traditional reserve currency alternatives. The euro steadily devalued after its introduction and has traded in a range of +/-- 10% below its opening value against the dollar. However, this position has begun to change with the euro appreciating against the dollar in early 2003. The euro weakness has maintained dollar strength during a period of global economic downturn. This has resulted in gold prices being stated higher in local currency terms helping suppress global gold demand.

         Changes in exchange rates against the U.S. dollar affect levels of demand for gold in other countries. In South East Asia, for example, during the mid-1990's strong local currencies encouraged a robust demand for gold on the back of low real gold prices in local currencies. In contrast, when South East Asian currencies fell sharply against U.S. dollar in 1997, the local currency values of gold increased proportionally, and wholesale selling of gold ensued in the region. Recoveries in Asian currencies post-1999 saw a resumption in earlier levels of gold demand in the region as local prices of gold declined with stronger local currencies.

         Changes in reserve policies of central banks have affected the gold market and gold price on two levels. On the physical level, a decision by a central bank to decrease or to increase the percentage of gold in bank reserves leads to either sales or purchases of gold, which in turn has a direct impact on the physical market for the metal. In practice, sales by central banks have often involved substantial tonnages within a short period of time and this selling can place strong downward pressure on the markets at the time they occur. As important as the physical impact to official sales, announcements of rumors of changes in central bank policies which might lead to the sale of gold reserves have, in recent years, had a powerful negative effect on market sentiment and encouraged large speculative positions against gold in the futures market for the metal.

         Recent examples of decreases in the gold price linked directly to either the sale of gold by a central bank or the announcement by a central bank of its intention to sell gold, can be seen in the fall in the price of gold, which followed the May 1999 announcement by the Bank of England of their plans to sell 415 tonnes of gold held by the Treasury of the United Kingdom. During 2000, selling continued from Central Bank reserves outside the longer term sales programs announced by the Bank of England and Switzerland, The Netherlands, Austria, Chile and Uruguay all sold into the market, during a period in which the gold price continued to fall. Not all rumors or announcements of official plans relating to gold lead inevitably to behavior disruptive to the market. As an example, the announcement in October 1999 of the Swiss National Bank's planned sale of up to 1,400 tonnes of gold from its gold reserves caused little impact on the gold price, as the sale was expected to be spread over several years, and to be managed in a manner designed to avoid an adverse effect on the price of gold. This is exactly what has occurred, and to date no significant gold price move has been associated with these Swiss sales.

         By contrast with the largely negative news from official holders of gold during most of the 1990's, the later half of 1999 saw two important steps by world governments to reassure the gold market. These came first in the arrangements entered into by the International Monetary Fund to realize the value of gold on its balance sheet by means of swap arrangements with its members, rather than actually selling their gold reserves on the open market, and thereafter in the equally important announcement by the central banks of the European Union, joined by other major official holders of gold--namely, the United States, Switzerland and Japan--that sales of gold by those countries' central banks would be limited to a maximum, including all previously announced planned gold sales, of 400 tonnes per year over five years.

         While political and economic crises can affect the gold prices either positively or negatively, neither affect is inevitable. As a recent illustration of this uncertain effect, in 1998, despite negative sentiments caused by the Russian financial crisis, and ensuing corrections in the capital markets world-wide, the price of gold remained stable. In contrast, economic uncertainty and the threat of war on Iraq resulted in a rapid increase in the price of gold towards the end of 2002.

         The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London Bullion Market fixing price of gold in U.S. dollars for the past ten years. On December 31, 2002, the afternoon fixing price of gold on the London Bullion Market was $347 per ounce.

                                   PRICE PER OUNCE ($)
                   ----------------------------------------------------
YEAR                 HIGH                   LOW                AVERAGE
----               ---------             ---------            ---------
1993...............   406                   326                  360
1994...............   396                   370                  384
1995...............   396                   372                  384
1996...............   415                   367                  388
1997...............   367                   283                  331
1998...............   313                   273                  294
1999...............   326                   253                  279
2000...............   313                   264                  279
2001...............   293                   256                  271
2002...............   349                   278                  310

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         A.       DIRECTORS AND SENIOR MANAGEMENT

         Our Articles of Association provide that the board must consist of no less than two and no more than 20 directors at any time. The board currently consists of 11 directors.

         Our Articles of Association provide that any new director should be reelected by the shareholders at the annual general meeting following the date of the director's appointment. Furthermore, each director is subject to reelection on a rotation basis every three years as required by our Articles of Association and the Companies (Jersey) Law, 1991. Messrs. Asher and Cramer's positions as non-executive directors were the subject of an ordinary resolution at the annual general meeting held on May 5, 2003, as requested by our Articles of Association.

         According to the Articles of Association, the board meets at intervals determined by the board from time to time.

         The address of each of our executive directors and non-executive directors is the address of our principal executive offices, La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands.

EXECUTIVE DIRECTORS

         Roger A.R. Kebble (63) Executive Chairman. Mr. Kebble was appointed a director in August 1995 and Executive Chairman in March 1998. He has 40 years of experience in the mining industry. Mr. Kebble is currently the Chairman of Randgold & Exploration, JCI Limited and Western Areas Limited, all of which are public gold mining companies in South Africa. Mr. Kebble is the father of R. Brett Kebble, one of our non-executive directors. On June 30, 2002, Mr. Kebble, resigned as a director of Durban Roodepoort Deep Limited, or DRD, a South African company. Management of DRD has instituted legal proceedings alleging that while Mr. Kebble was chairman of DRD, he benefited from transactions involving payments to a close corporation, Skilled Labour Broker CC, of which he was a member, which was not disclosed to DRD. Mr. Kebble has disputed the claims. A further hearing on this matter will take place in June 2003.

         A criminal action, brought on November 12, 2002, is pending in the Specialised Commercial Crime Court in Johannesburg against Mr. Kebble for an alleged contravention of Section 234 of the Companies Act No. 51 of 1973 and/or fraud, arising out of an alleged failure by Mr. Kebble, as a director of DRD to declare to DRD his interest in Skilled Labour Brokers CC and allegations that DRD received invoices from this corporation which were paid by DRD at a time when Mr. Kebble had an undisclosed interest in that entity. The action is being defended.

         A criminal action, brought on December 6, 2002, is pending in the High Court of South Africa, Witwatersrand Local Division, against Western Areas Limited, Mr. R. Brett Kebble, Hendrik Buitendag and Mr. Roger A.R. Kebble on unspecified alleged charges of fraud. Details of the charges have not been provided. The proceedings arise out of the proposed restructuring of JCI Gold Limited, Consolidated African Mining Limited, Randgold & Exploration, Free State Development and Investment Corporation Limited and Barnato Exploration Limited, towards the end of 1999. The action is being defended.

         D. Mark Bristow (44) Chief Executive Officer. Dr. Bristow was appointed a director in August 1995 and Chief Executive Officer in October 1995. He has 21 years of experience in the mining industry.

         Roger A. Williams (39) Finance Director. Mr. Williams was appointed Finance Director in April 2002. He has 15 years of experience in finance of which the last 6 years were spent with us.

NON-EXECUTIVE DIRECTORS

         David Ashworth (58) Non-Executive Director. Mr. Ashworth was appointed a director in August 1995. He has 23 years of experience in the mining industry. Mr. Ashworth retired as financial director on April 29, 2002 and became a non-executive director. He is also a director of Randgold & Exploration.

         Bernard H. Asher (66) Non-Executive Director; Chairman of the audit committee and Member of the remuneration committee. Mr. Asher was appointed a director in June 1997. He is chairman of the UK-listed mining and investment company Lonrho Africa plc, vice-chairman of the Court of Governors of the London School of Economics and of the UK insurance group Legal & General Group plc, and a director of Morgan Sindall plc, a construction brands company. Until February 1998, Mr. Asher served as an executive director of HSBC Holdings plc and also served as a chairman of its subsidiary, HSBC Investment Bank plc.

         Jean-Antoine Cramer (71) Non-Executive Director; Member of the audit committee. Mr. Cramer was appointed a director in June 1997. Mr. Cramer was senior partner in Cramer & Cie, a Geneva portfolio management company and was president of the Corporate Association of Geneva Investment Managers and lectures on various topics relating to politics and economics.

         Robert I. Israel (53) Non-Executive Director; Chairman of the remuneration committee. Mr. Israel was appointed a director in June 1997. Mr. Israel is a partner at Compass Partners International LLC, a trans-Atlantic strategy advisory and private investment firm. He has 26 years of experience in corporate finance, especially in the natural resources sector.

         R. Brett Kebble (39) Non-Executive Director. Mr. Kebble was appointed a director in August 1995. He is currently deputy chairman of JCI Limited and of Western Areas Limited, which are public gold mining companies in South Africa.

         Mr. Kebble is the son of our Chairman, Roger A.R. Kebble. In 2000, the South African Financial Services Board, or FSB, conducted an investigation into allegations that Mr. Kebble illegally manipulated the share prices of Harmony Gold Mining Company Limited and Western Areas Limited, both of which are Johannesburg Stock Exchange listed companies. The FSB passed its report to the South African Director of Public Prosecution. A criminal action brought on December 6, 2002, is pending in the High Court of South Africa, Witwatersrand Local Division, against Western Areas Limited, Mr.
R. Brett Kebble, Hendrik Buitendag and Mr. Roger A.R. Kebble is described above.

         Philippe Lietard (54) Non-Executive Director; Member of the audit committee. Mr. Lietard was appointed a director in February 1998. Mr. Lietard is managing director of the Global Natural Resources Fund. Prior to July 2000, he was director of the Oil, Gas and Mining Department of the International Finance Corporation. He has 26 years of experience with the International Finance Corporation and the World Bank mostly in the minerals business and in Africa.

         Ferdinand Lips (72) Non-Executive Director; Member of the remuneration committee. Mr. Lips was appointed a director in June 1997. Until his retirement in July 1998, Mr. Lips was chief executive of Bank Lips in Zurich and his career spanned more than 40 years in banking and fund management, including the co-founding of Rothschild Bank AG in Zurich. Mr. Lips is the author of several texts on investment management.

         Aubrey L. Paverd (64) Non-Executive Director; Member of the audit committee. Dr. Paverd was appointed a non-executive director in August 1995. He is also a director of the Peruvian mining company Cia. Minas Buenaventura. Dr. Paverd is now an independent consultant. He has 41 years of international geological experience.

EXECUTIVE OFFICERS

         John Berry (52) Legal Counsel. An attorney by training, Mr. Berry has been with us since our inception. He has 29 years of legal experience.

         David Haddon (45) Group Secretary. Having overseen our administrative obligations from our incorporation in 1995, Mr. Haddon assumed full secretarial responsibility when we became listed on the London Stock Exchange in July 1997. He also serves as secretary for Randgold & Exploration. He has 19 years of legal and administrative experience.

         Bill Houston (55) General Manager -- Human Resources. Mr. Houston joined us in 1992 as group training and development manager and currently heads the human resources function. He has 25 years of human resources experience.

         Chris Prinsloo (52) Group Financial Manager. Mr. Prinsloo became Group Financial Manager in January 2002. He has 31 years of experience in the mining industry.

         Richard Quarmby (43) Technical Manager. Mr Quarmby is a qualified chemical engineer with extensive experience in the mining industry. He joined our metallurgical team in 1997, playing a pivotal role in the development and implementation on site of the Syama and Morila metallurgical plant designs. His responsibilities include metallurgical development through liasing with partner consultants and evaluating all technical and economic implications with the aid of both proprietary and in-house developed software.

         David Reading (47) General Manager -- Exploration. In 1998, Mr. Reading was appointed manager of exploration activities. His responsibilities include design, budgeting and implementation of programs, management of joint ventures and of new business opportunities. He has 24 years of experience in mining and exploration geology.

         Adrian J. Reynolds (48) General Manager -- Projects and Evaluation. Mr. Reynolds joined the international resource division in 1990. He is a specialist in ore reserve evaluation, geostatistics and computerized geological systems, and formed part of the original team which formulated our strategy. His present responsibilities include audits, feasibility studies, projects and environmental engineering. He has 22 years experience in the exploration and gold mining industries.

         Mahamadou Samake (55) General Manager -- Randgold Resources Mali. Mr. Samake is the general manager of the Bamako office and is a director of our Malian subsidiaries. He is also a professor of company law at the University of Mali.

         John Steele (42) General Manager -- Capital Projects. Mr. Steele has overseen the capital expansion program at the Syama mine and at the beginning of July 1998, assumed the position of general manager capital projects for the Randgold Resources Group, overseeing the construction of Morila.

         Victor Matfield (38) Manager - Corporate Finance. Mr. Matfield has 11 years experience in the mining industry.

         Our Articles of Association provide that the longest serving one-third of directors retire from office at each annual general meeting. Retiring directors normally make themselves available for re-election and are re-elected at the annual general meeting on which they retire. Our officers who are also directors retire as directors in terms of the Articles of Association, but their service as officers is regulated by standard industry employment agreements.

         The date of appointment, date of expiration and length of service for each of our directors is set forth in the table below:

                                                                     DATE OF EXPIRATION
                 DIRECTOR                    DATE OF APPOINTMENT           OF TERM         NUMBER OF YEARS SERVICE
----------------------------------------     -------------------     ------------------    -----------------------
Executive
---------
R.A.R Kebble............................           8/11/95                 5/31/06                       8
D.M. Bristow............................           8/11/95                 5/31/06                       8
R.A. Williams...........................          11/5/01 (1)              5/31/06                       2
Non-Executive
-------------
B.H. Asher..............................           6/12/97                 5/5/03                        6
D. Ashworth.............................           8/11/95                 5/5/05                        8
J-A. Cramer.............................           6/12/97                 5/5/03                        6
R.I. Israel.............................           6/12/97                 5/5/04                        6
R.B. Kebble.............................           8/12/95                 5/5/04                        8
P. Lietard..............................           2/11/98                 5/5/04                        5
F. Lips.................................           6/12/97                 5/5/05                        6
A.L. Paverd.............................           7/29/95                 5/5/03                        8

(1) Mr. Williams was appointed an alternate director on November 11, 2001, and as financial director on May 1, 2002.

         None of our directors and executive officers was selected under any arrangements or understandings between that director or executive officer and any other person. All of our non-Executive directors, except for Mr. D. Ashworth and Mr. R.B. Kebble, are considered independent directors.

         B.       COMPENSATION

         Our objective is to provide senior management, including executive directors, with a competitive remuneration package which will attract and retain executives of the highest caliber and will encourage and reward superior performance in the manner consistent with the interests of our shareholders. The remuneration committee's policies are designed to meet these objectives and to ensure that the individual directors are fairly and responsibly rewarded for their respective contributions to our performance.

         We have no liability in respect of retirement provisions for executive directors. We do, however, provide a vehicle in the form of a defined contribution fund into which employees, including executive directors, may contribute for the purpose of providing for retirement. While we make an annual contribution on behalf of our employees, none is affected on behalf of our executive directors.

         Each executive director receives a basic salary. Executive directors do not receive any fees. Executive directors are paid an annual bonus which is determined by the annual performance of our share price.

         The fees paid to non-executive directors are determined by the board as a whole and are normally reviewed every three years. These fees are currently as follows:

         o Non-executive directors receive a fee of $7,500 for attendance at each meeting;

         o Members of the audit committee receive a fee of $7,500 for attendance at each meeting;

         o The chairman of the audit committee receives a fee of $10,000 for attendance at each meeting;

         o Members of the remuneration committee receive a fee of $5,000 per year; and

         o The chairman of the remuneration committee receives a fee of $6,000 per year.

         Non-executive directors have been granted options to purchase our ordinary shares. Details of the options held by the non-executive directors are shown below.

         During the year ended December 31, 2002, the aggregate compensation paid or payable to our directors and executive officers as a group was approximately $3.1 million, of which $2.05 million was payable to directors. During the year ended December 31, 2002, we contributed $111,618 to our defined retirement benefits programs for these officers and directors. The following table sets forth the aggregate compensation for each of the directors:

                              BASIC SALARY / FEES           BONUS / SERVICE CONTRACTS                 TOTAL
                         ------------------------------  ------------------------------   ------------------------------
                          DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,     DECEMBER 31,    DECEMBER 31,
DIRECTORS                     2002            2001            2002            2001             2002            2001
--------------------     --------------  --------------  --------------  --------------   --------------  --------------
Executive
---------
R.A.R. Kebble.......         $332,100        $332,100        $262,500         $80,000(2)      $594,600        $412,100
D.M. Bristow........          427,500         391,875         262,500         100,000(2)       690,000         491,875
D. Ashworth.........           23,100         258,300         131,250          80,000(2)       154,350         338,300
R.A. Williams(1)....          174,250          22,951               -          25,000(2)       174,250          47,951
Subtotal............          956,950       1,005,226         656,250         285,000        1,613,200       1,290,226

Non-Executive
-------------
B.H. Asher..........           62,500          60,000               -               -           62,500          60,000
D. Ashworth.........           22,500               -               -               -           22,500               -
J-A. Cramer.........           60,000          52,500               -               -           60,000          52,500
R.I. Israel.........           51,000          51,000               -               -           51,000          51,000




                              BASIC SALARY / FEES           BONUS / SERVICE CONTRACTS                 TOTAL
                         ------------------------------  ------------------------------   ------------------------------
                          DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,     DECEMBER 31,    DECEMBER 31,
DIRECTORS                     2002            2001            2002            2001             2002            2001
--------------------     --------------  --------------  --------------  --------------   --------------  --------------
R.B. Kebble.........           30,000          45,000               -               -           30,000          45,000
P. Lietard..........           52,500          52,500               -               -           52,500          52,500
F. Lips.............           42,500          50,000               -               -           42,500          50,000
A.L. Paverd.........           60,000          52,500               -               -           60,000          52,500
Total...............       $1,337,950      $1,368,726        $656,250        $285,000       $1,994,200      $1,653,726

(1)      Mr. Williams was appointed financial director on May 1, 2002.

(2) While no bonus was paid during 2001 in connection with the executive bonus scheme, following the successful conclusion of the mandatory share buy back the executive directors each received an ex gratia payment.

         The executive directors do not receive any benefits in kind and the only long-term incentive scheme is the Share Option Scheme.

         The bonus is calculated on the movement in our share price based on a calendar year to March 31. The 2002 bonuses, as shown above, reflect the amounts paid in April 2002 based on the movement in the share price from April 1, 2001 to March 31, 2002. At December 31, 2002, we accrued $3.2 million for bonus payments based on a share price of $15. Bonuses for 2002 year were paid in April 2003 in terms of the provisions of the service contracts.

         Share options exercised by the directors during 2002 and up to April 30, 2003 are detailed below:

                            NUMBER OF OPTIONS
NAME                            EXERCISED          AVERAGE EXERCISE PRICE
----                            ---------          ----------------------
D. Ashworth................       130,000                   12.065
R A Williams...............        37,479                   11.00

         The high and low share prices for our ordinary shares for the year were $14.68 and $4.75, respectively. The share price at December 31, 2002 was $13.50.

         Share options outstanding at April 30, 2003 and held by directors and executive officers were as follows:

                                        OPTIONS TO PURCHASE                                         AVERAGE OPTION
NAME                                      ORDINARY SHARES             EXPIRATION DATE               EXERCISE PRICE
----                                      ---------------             ---------------               --------------
EXECUTIVE DIRECTORS
-------------------
R. A. R. Kebble..................            200,000                       7/11/12                        6.50
                                             112,700*                      1/29/11                        3.30
D. M. Bristow....................            100,000                       3/25/09                        3.90
                                             250,000                       7/11/12                        6.50
                                              75,000*                      1/29/11                        3.30
R. A. Williams...................             41,639                       4/30/12                        6.05
                                             100,000                       7/11/12                        6.50
NON-EXECUTIVE DIRECTORS
-----------------------
B.H. Asher.......................             12,700*                      1/29/11                        3.30



                                        OPTIONS TO PURCHASE                                         AVERAGE OPTION
NAME                                      ORDINARY SHARES             EXPIRATION DATE               EXERCISE PRICE
----                                      ---------------             ---------------               --------------
J-A. Cramer......................             12,700*                      1/29/11                        3.30
R.I. Israel......................             12,700*                      1/29/11                        3.30
R.B. Kebble......................              3,155                      12/15/08                        2.50
                                              19,000*                      1/29/11                        3.30
P. Lietard.......................             12,700*                      1/29/11                        3.30
F. Lips..........................             12,700*                      1/29/11                        3.30
A.L. Paverd......................             12,700*                      1/29/11                        3.30

OFFICERS
--------
J. de V Berry....................             14,000                      12/29/09                        4.25
                                              20,000                       7/11/12                        6.50
D.J. Haddon .....................             33,000                       7/11/12                        6.50
                                               9,000                      12/29/09                        4.25
                                               6,700*                      1/29/11                        3.30
W.R.A. Houston...................              3,000                       3/23/09                        3.50
                                              40,000                       7/11/12                        6.50
V. Matfield......................             40,000                       7/11/12                        6.50

C.J. Prinsloo....................              3,000                      12/30/09                        4.25
                                              40,000                       7/11/12                        6.50
R. Quarmby.......................             20,000                       7/11/12                        6.50
D.J.R. Reading...................              9,860                      12/15/08                        2.50
                                              11,400*                      1/29/11                        3.30
                                              40,000                       7/11/12                        6.50
A.J. Reynolds ...................              4,930                       7/11/12                        6.50
                                              40,000                       7/11/12                        6.50
M. Samake........................             20,000                       7/11/12                        3.50
J. Steele........................              7,000                      12/30/09                        4.25
                                              40,000                       7/11/12                        6.50

---------------
* Represents options granted during 2001 to replace previously cancelled options granted under our Share Option Scheme.

         C.       BOARD PRACTICES

DIRECTORS' TERMS OF EMPLOYMENT

         Service contracts negotiated with each executive director incorporate their terms and conditions of employment and are reviewed annually by the remuneration committee. Mr. Roger A.R. Kebble, Dr. D.M. Bristow and Mr. R.A. Williams have service contracts which run for a fixed three-year period until May 31, 2006 and which thereafter continue for a minimum fixed period until May 31, 2006, until terminated by either party on not less than six months' notice in writing. The service contracts with our executive directors do not provide for benefits upon termination of employment.

         We currently do not have service agreements with our non-executive directors. However, each director is subject to reelection by our shareholders in accordance with our Articles of Association.

         Due to the small size of our senior management team, our board believes that the loss of any member of our senior management team could affect us significantly. Our board therefore considers contracts providing for periods of employment of more than one year to be appropriate. Our board acknowledges that it retains the right to terminate any service contract, within the terms and conditions agreed.

BOARD OF DIRECTORS COMMITTEES

         In order to ensure good corporate governance, the board has formed an audit committee and a remuneration committee. The audit and remuneration committees are comprised of a majority of non-executive directors. It is the board's view that because of our size and range of activities, the board is best suited to act as a nomination committee in its entirety.

AUDIT COMMITTEE

         Our audit charter, which defines the terms of reference for the audit committee members, sets out the framework through which the audit committee reviews our annual results, the effectiveness of its systems of internal control, internal audit procedures and legal and regulatory compliance and the cost effectiveness of the services provided by the internal and external auditors. The audit committee also reviews the scope of work carried out by our external and internal auditors and holds discussions with the external auditors at least once a year. The members of the audit committee are Messrs. Asher (Chairman), Cramer, Lietard and Dr. Paverd.

REMUNERATION COMMITTEE

         The remuneration committee reviews the remuneration of directors and senior management and determines the structure and content of the senior executives' remuneration packages by reference to a number of factors including current business practice and prevailing business conditions within our company and the mining and exploration industry. The members of the remuneration committee are Messrs. Israel (Chairman), Asher and Lips.

         D.       EMPLOYEES

         At the end of each of the past three years, the breakdown of employees, including our subsidiaries but excluding Morila S.A., by main categories of activity was as follows:

                                                             DECEMBER 31,         DECEMBER 31,
                  CATEGORY OF ACTIVITY                          2000(2)              2001(2)         DECEMBER 31, 2002
-----------------------------------------------------        ------------         ------------       -----------------
Mining and related engineering.......................             70                   10                   10
Processing and related engineering...................            310                   10                   10
Management and technical.............................             26                   12                   12
Exploration..........................................            105                   67                   62
Administration (1) ..................................            231                   39                   26

(1) includes environmental, finance, human resources, purchasing, stores, general administration and mine village services department.

(2) Morila Limited employees are not included for dates after September 30, 2002.

         The decrease in the number of employees from 2000 to 2002 resulted from the reduction of activities at the Syama mine leading up to it being placed on care and maintenance in December 2001, and the introduction of a contract miner at Syama in the latter part of 2000, which resulted in the retrenchment of the mining and related staff.

EMPLOYEE SHARE OPTION SCHEME

         Since 1996, we have operated a share option scheme under which senior management, including executive and non-executive directors, may be offered options to purchase our ordinary shares. The aggregate number of shares available for issuance under the option scheme may not exceed 15% of our issued share capital. Awards to executive directors are determined by the remuneration committee and are designed to motivate directors to achieve our strategic objectives.

         Share options are not subject to any performance criteria for individual directors. Any options provided to an employee (which includes executive and non-executive directors) as defined by the rules of the scheme, are subject to an upper limit of two per cent of our issued ordinary share capital.

         The exercise price of any new share options is determined as the closing price of the share on the trading day preceding that on which the person was granted the option. Under the rules of the share option scheme, all option holders, inclusive of executive and non-executive directors, were granted additional options to subscribe for shares in the open offer which was concluded in November 1998. These additional options are exercisable at the open offer price and otherwise on the same terms as the initial grant. The number of additional options to be granted to each option holder was calculated by dividing the number of open offer shares taken up by the issued share capital multiplied by the number of options held shares reflected are still options prior to the open offer.

         The scheme provides for the early exercise of all options in the event of an acquisition of a number of shares that would require an offer to be made to all of our other shareholders.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A.       MAJOR SHAREHOLDERS

         As of April 30, 2003, our issued share capital consisted of 28,157,323 ordinary shares with a par value of U.S.$0.10 per share. To our knowledge we are not, directly or indirectly, owned or controlled by another corporation, any foreign government or other person.

         The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 30, 2003, by:

         o Any person of whom the directors are aware that is interested directly or indirectly in 3% or more of our ordinary shares;

         o        Each of our directors; and

         o        All of our executive officers and directors as a group.


         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of April 30, 2003, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, La Motte Chambers, La Motte Street, St Helier, Jersey, JE1 1BJ, Channel Islands.



                                                  SHARES BENEFICIALLY OWNED
                                                ------------------------------
HOLDER                                             NUMBER             PERCENT
------                                          ------------         ---------
R.A.R. Kebble(1)..............................    282,810              1.00
D.M. Bristow..................................    312,092              1.11
R.A. Williams.................................     29,478              0.10
D. Ashworth...................................     73,207              0.26
B.H. Asher....................................     20,910              0.07
J-A. Cramer...................................     18,933              0.07
R.I. Israel...................................     18,933              0.07
F. Lips.......................................     62,700              0.22
P. Lietard....................................     12,700              0.05
A.L. Paverd...................................     18,933              0.07
R.B. Kebble...................................     22,155              0.08

Randgold Resources (Holdings) Limited (2)(3)
La Motte Chambers
La Motte Street
St Helier
Jersey JE1 1BJ
Channel Islands............................... 13,312,481             47.28

B N Y (Nominees) Limited (4)
30 Cannon Street
London
EC4M XH....................................... 13,419,194             47.66

Vidacos Nominees Limited
336 Strand
London
WR2R 1HB......................................    955,031              3.39

All directors and executive officers (5)......  1,043,703              3.71

         (1) Does not include any shares owned by Randgold Resources (Holdings) Limited, a wholly-owned subsidiary of Randgold & Exploration. Mr. Kebble is currently the chairman of Randgold & Exploration.

         (2) Includes 7,360,000 ordinary shares pledged under a Pledge and Cession Agreement by Randgold Resources (Holdings) Limited, a wholly-owned subsidiary of Randgold & Exploration to Randgold & Exploration's lender to secure its obligations under a loan.

         (3) Under a Scrip Lending Agreement, Kemonshey Holdings Limited is currently the holder of record of 952,481 of these shares. However, under this agreement, Randgold Resources (Holdings) Limited retains all rights to dividends paid on those shares and to direct their voting. These shares are to be returned to Randgold Resources (Holdings) Limited on June 30, 2003.

         (4) Shares held by BNY (Nominees) Limited are held in trust for our ADR program.

         (5) No executive officer beneficially owns in excess of 1% of the outstanding ordinary shares.

         On June 13, 2003, Randgold & Exploration sold 1 million of our ordinary shares reducing its percentage ownership in us to approximately 43% as of that date.

         As of April 30, 2003, there were two record holders of our ordinary shares in the United States, holding an aggregate of 9,529 ordinary shares or 0.03%.

         As of April 30, 2003, there were 2 record holders of our ADRs in the United States, holding an aggregate of 13,419,194 ADRs or 47.66%.

         B.       RELATED PARTY TRANSACTIONS

         None of our directors, officers or major shareholders or, to our knowledge, their families, had any interest, direct or indirect, in any transaction during the last fiscal year or in any proposed transaction which has affected or will materially affect us or our investment interests or subsidiaries, other than as stated below

RELATIONSHIP WITH RANDGOLD & EXPLORATION

         Of our eleven directors, two are senior management employees or directors of Randgold & Exploration and four of the directors are shareholders in Randgold & Exploration. Roger A.R. Kebble is the Chairman of Randgold & Exploration and David Ashworth is a non-executive director. Roger A.R. Kebble, David Ashworth, R. Brett Kebble and D. Mark Bristow are all shareholders of Randgold & Exploration.

         Our articles of association require directors to disclose their interest in transactions and enable a director to vote on contracts in which he is interested in prescribed situations as discussed below under "Description of our Memorandum and Articles of Association and Ordinary Shares."

         Randgold & Exploration owns 13,312,481 ordinary shares through Randgold Resources (Holdings), or RRH, a wholly owned subsidiary, representing approximately 47.31% of our issued share capital at April 30, 2003.

BOARD OF DIRECTORS

         Of our eleven directors, two are senior management employees or directors of Randgold & Exploration and three of the directors are shareholders in Randgold & Exploration. Roger A.R. Kebble is the Chairman of Randgold & Exploration and David Ashworth is a non-executive director. Roger A.R. Kebble, R Brett Kebble and D. Mark Bristow are all shareholders of Randgold & Exploration.

         Our articles of association require directors to disclose their interest in transactions and enable a director to vote on contracts in which he is interested in prescribed situations as discussed below under "Description of our Memorandum and Articles of Association and Ordinary Shares."

THE RELATIONSHIP AGREEMENT

         In connection with the listing of our ordinary shares on the London Stock Exchange in July 1997, we and Randgold & Exploration entered into an agreement, which we refer to as the Relationship Agreement, which governs our relationship with that entity.

         Rule 3.12 of the Listing Rules of the UK Listing Authority requires that we be capable at all times of operating and making decisions independently of any controlling shareholder and all transactions and arrangements between us and the controlling shareholder must be at arm's length and on a normal commercial basis. Randgold & Exploration will be regarded as a "controlling shareholder" for so long as it owns, directly or indirectly ordinary shares which carry not less than 30% of the voting rights exercisable at our general meetings. Because of this, the Relationship Agreement provides that a majority of our directors are independent of Randgold & Exploration and all significant decisions relating to our relationship with Randgold & Exploration will be taken by the independent directors.

         Randgold & Exploration has undertaken to us in the Relationship Agreement that, so long as it owns ordinary shares, directly or indirectly which carry not less than 30% of the voting rights exercisable at our general meetings, it will procure that no director who is a director or employee of any company in the Randgold & Exploration Group and no member of the Randgold & Exploration Group which owns ordinary shares will vote on any matter in which the Randgold & Exploration Group is materially interested or in relation to any actual or proposed transactions between any member of the RRL Group and any member of Randgold & Exploration Group.

         Randgold & Exploration has undertaken to us that, except as set out below, for so long as it owns ordinary shares carrying 30% or more of our voting rights, it will not, and will procure that no member of the Randgold & Exploration Group will, carry on any business anywhere in the world (except in the Randblock) involving the exploration for, or mining of, gold, which we refer to as a "competing business", other than in specified limited circumstances. For so long as Randgold & Exploration holds ordinary shares carrying 30% or more of our voting rights, Randgold & Exploration is obliged to offer to us any opportunities of which it becomes aware to acquire an interest in a company which is, or is proposing to become, directly or indirectly interested in any competing business. Notwithstanding the foregoing, Randgold & Exploration shall be free to pursue any of these opportunities if we fail to respond to an opportunity within 60 days or otherwise in specified limited circumstances.

         If a member of the Randgold & Exploration Group acquires a business which includes a competing business when the main purpose of the acquisition is not the acquisition of the competing business and the competing business is not a major part of the business so acquired then Randgold & Exploration is obliged to offer, or procure that the relevant member of the Randgold & Exploration Group shall offer the competing business to the RRL Group at a price which is no more than the acquisition price paid by the relevant member of the Randgold & Exploration Group.

         The Relationship Agreement provides that no contract or arrangement between the RRL Group and any member of the Randgold & Exploration Group shall be entered into without the prior written consent of a majority of the independent directors. Any services provided with the independent directors' consent shall be on arm's length terms.

SERVICES AGREEMENT

         Effective on October 1, 1997, we entered into a service agreement with Randgold & Exploration. Under the terms of the service agreement, Randgold & Exploration provides office accommodations, payroll administration and other services for our staff in South Africa. On April 1, 1999, we amended the service agreement to provide for reimbursements based upon expenses incurred, which amounted to $0.4 million for the period ended December 31, 2001, $1.5 million for the period ended December 31, 2000, and $1.0 million for the period ended December 31, 1999. The cost of the services under the services agreement is approximately $55,000 per month, subject to review and negotiation on a quarterly basis. Reimbursements charged for the year ended December 31, 2002 amounted to $0.1 million. On February 2, 2003, we entered into a new services agreement with Randgold & Exploration. Under the new agreement, the fees payable to Randgold & Exploration are as follows:

         o The salaries for Randgold & Exploration employees will be charged to us at cost plus 5%;

         o        Office rental of $5,890 per month; and

         o        All other expenses will be charged to us at cost.


THE RANDGOLD NAME

         Under an agreement dated June 26, 1997, Randgold & Exploration Group has licensed us to carry on business under the name "Randgold". The license has been provided to us. on a royalty free perpetual basis. The UK Trademark Registry granted a registration certificate to us for "Randgold" on February 16, 2001.

         C.       INTERESTS OF EXPERTS AND COUNSEL.

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION

         See Item 17.

ITEM 9.  THE OFFER AND LISTING

         A.       OFFER AND LISTING DETAILS

         The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares, as reported by the London Stock Exchange, and of our ADRs, as reported by the Nasdaq National Market. Effective March 10, 2003, we changed the ratio of ordinary share to ADSs from two ordinary shares per ADS to one ordinary share per ADS, so that each ADS now represents one ordinary share. All prices per ADR for periods prior to March 10, 2003, have been retroactively adjusted to reflect this ratio change.

FINANCIAL PERIOD ENDED                                 PRICE PER ORDINARY SHARE                   PRICE PER ADR
----------------------                                --------------------------            -------------------------
                                                      HIGH ($)           LOW ($)            HIGH ($)          LOW ($)
                                                      --------           -------            --------          -------
December 31, 2002...........................            14.50             4.75                15.27            5.83
December 31, 2001...........................            5.00              2.69                  -                -
December 31, 2000...........................            4.14              2.48                  -                -
December 31, 1999...........................            4.55              1.34                  -                -
March 31, 1999..............................            5.17              1.34                  -                -




CALENDAR PERIOD                                        PRICE PER ORDINARY SHARE                   PRICE PER ADR
---------------                                       --------------------------            -------------------------
                                                       HIGH ($           LOW ($)            HIGH ($)          LOW ($)
                                                      --------           -------            --------          -------
2003
Second Quarter (as of May 31)...............            20.82             12.50               19.87            12.70
First Quarter...............................            16.30             10.00               16.66            10.13
2002
Fourth Quarter..............................            14.50             7.75                15.27            7.30
Third Quarter...............................            9.75              6.25                9.75             5.83
Second Quarter..............................            7.00              6.00                  -                -
First Quarter...............................            6.13              4.75                  -                -
2001
Fourth Quarter..............................            3.52              2.69                  -                -
Third Quarter...............................            4.97              3.31                  -                -
Second Quarter..............................            4.76              3.93                  -                -
First Quarter...............................            5.00              4.25                  -                -

CALENDAR MONTH                                         PRICE PER ORDINARY SHARE                   PRICE PER ADR
--------------                                        --------------------------            -------------------------
2003                                                  HIGH ($)           LOW ($)            HIGH ($)          LOW ($)
                                                      --------           -------            --------          -------
May.........................................            20.82             15.50               20.33            16.02
April.......................................            16.00             12.50               15.74            12.70
March.......................................            13.00             10.00               13.06            10.13
February....................................            16.30             12.80               16.00            12.67
January.....................................            16.00             13.50               16.66            14.25

2002
December....................................            14.50             8.00                15.27            8.69


         B.       PLAN OF DISTRIBUTION

         Not applicable.

         C.       MARKETS

         Our ordinary shares are listed on the LSE, which currently constitutes the principal non-United States trading market for those shares, under the symbol RRS. Since July 2002, our ADSs have traded in the United States on Nasdaq under the trading symbol RR until December 2, 2002 and, from December 3, 2002, under the trading symbol GOLD, in the form of American Depositary Receipts. The American Depositary Receipts are issued by The Bank of New York, as Depositary. Each American Depositary Receipt represents one American Depositary Share. Each American depositary Share represents one of our ordinary shares.

         D.       SELLING SHAREHOLDERS

         Not applicable.

         E.       DILUTION

         Not applicable.

         F.       EXPENSES OF THE ISSUE

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION

         A.       SHARE CAPITAL

         Not applicable.

         B.       MEMORANDUM AND ARTICLES OF ASSOCIATION


GENERAL

         We are a company organized with limited liability under the laws of Jersey, Channel Islands. Our registered number is 62686.

         The authorized share capital is $4,000,000 divided into 40,000,000 ordinary shares of $0.10 each, of which 28,157,323 were issued as of April 30, 2003 and 11,842,677 were available for issue. None of our shares have any redemption rights.

MEMORANDUM OF ASSOCIATION

         Clause 2 of our Memorandum of Association provides that we shall have all the powers of a natural person including but not limited to the power to carry on mining, exploration or prospecting.

CHANGES IN CAPITAL OR OBJECTS AND POWERS

         Subject to the 1991 Law and our Articles of Association, we may by special resolution at a general meeting:

         o        increase our authorized or paid up share capital;

         o consolidate and divide all or any part of our shares into shares of a larger amount;

         o        sub-divide all or any part of our shares having a par value;

         o convert any of our issued or unissued shares into shares of another class;

         o convert any of our paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

         o convert any of our issued shares into redeemable shares which can be redeemed;

         o cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled;

         o        reduce the authorized share capital;

         o        reduce our issued share capital; or

         o        alter our Memorandum or Articles of Association.

ARTICLES OF ASSOCIATION

         We adopted our Articles of Association by special resolution passed on June 24, 1997. Our Articles of Association include provisions to the following effect:

         GENERAL MEETING OF SHAREHOLDERS

         We may at any time convene general meetings of shareholders. We hold an annual general meeting for each fiscal year within nine months of the end of each fiscal year. No more than eighteen months may elapse between the date of one annual general meeting and the next.

         Annual general meetings and meetings calling for the passing of a special resolution require twenty-one days' notice of the place, day and time of the meeting in writing to our shareholders. Any other general meeting requires no less than fourteen days' notice in writing. Our business may be transacted at a general meeting only when a quorum of shareholders is present. Two persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member, constitute a quorum.

         The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the 1991 Law including:

         o the consideration of our annual financial statements and report of our independent accountants;

         o        the election of directors; and

         o        the appointment of independent auditors.

         VOTING RIGHTS

         Subject to any special terms as to voting on which any shares may have been issued or may from time to time be held, at a general meeting, every shareholder who is present in person (including any corporation present by its duly authorized representative) shall on a show of hands have one vote and every shareholder present in person or by proxy shall on a poll have one vote for each share of which he is a holder. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

         Unless we otherwise determine, no shareholder is entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares, either in person or by proxy, or to exercise any other right or privilege as a shareholder in respect of any share held by him unless all calls presently payable by him in respect of that share, whether alone or jointly with any other person, together with interest and expenses, if any, have been paid to us.

         DIVIDENDS

         Subject to the provisions of the 1991 Law and of the Articles of Association, we may, by ordinary resolution, declare dividends to be paid to shareholders according to their respective rights and interests in our profits. However, no dividend shall exceed the amount recommended by us.

         Subject to the provisions of the 1991 Law, we may declare and pay an interim dividend, including a dividend payable at a fixed rate, if an interim dividend appears to us to be justified by our profits available for distribution.

         Except as otherwise provided by the rights attached to any shares, all dividends shall be declared and paid according to the amounts paid up, otherwise than in advance of calls, on the shares on which the dividend is paid. All dividends unclaimed for a period of 12 years after having been declared or become due for payment shall, if we so resolve, be forfeited and shall cease to remain owing by us.

         We may, with the authority of an ordinary resolution, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of those ways.

         We may also with the prior authority of an ordinary resolution, and subject to such conditions as we may determine, offer to holders of shares the right to elect to receive shares, credited as fully paid, instead of the whole, or some part, to be determined by us, of any dividend specified by the ordinary resolution.

         OWNERSHIP LIMITATIONS

         Our Articles of Association and the 1991 Law do not contain limits on the number of shares that a shareholder may own.

         DISTRIBUTION OF ASSETS ON A WINDING-UP

         If we are wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide among the shareholders in specie the whole or any part of our assets and may, for that purpose, value any assets and determine how the dividend shall be carried out as between the shareholders or vest the whole or any part of the assets in trustees on such trusts for the benefit of the shareholders as he with the like sanction shall determine but no shareholder shall be compelled to accept any assets on which there is a liability.

         TRANSFER OF SHARES

         Every shareholder may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any form approved by us. The instrument must be executed by or on behalf of the transferor and, in the case of a transfer of a share which is not fully paid up, by or on behalf of the transferee. The transferor is deemed to remain the holder until the transferee's name is entered in the register of shareholders.

         We may, in our absolute discretion and without giving any reason, refuse to register any transfer of a share or renunciation of a renounceable letter of allotment unless:

         o        it is in respect of a share which is fully paid up;

         o        it is in respect of only one class of shares;

         o it is in favor of a single transferee or not more than four joint transferees;

         o        it is duly stamped, if so required; and

         o it is delivered for registration to our registered office for the time being or another place that we may from time to time determine accompanied by the certificate for the shares to which it relates and any other evidence as we may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so; provided that we shall not refuse to register any transfer of partly paid shares which are listed on the grounds they are partly paid shares in circumstances where our refusal would prevent dealings in those shares from taking place on an open and proper basis.

         VARIATION OF RIGHTS

         If at any time our share capital is divided into shares of different classes, any of the rights for the time being attached to any share or class of shares may be varied or abrogated in the manner, if any, that is provided by the rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the class or with the sanction of a resolution passed by the holders of not less than three-quarters in nominal value of the issued shares of that class at a separate general meeting of the holders of shares of the class. The quorum at that meeting shall be not less than two persons holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class in question and at an adjourned meeting not less than one person holding shares of the class in question or his proxy.

         Subject to the terms of issue of or rights attached to any shares, the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by the creation or issue of any new shares ranking equally in all respects, except as to the date from which those new shares shall rank for dividend, with or subsequent to those already issued or by the reduction of the capital paid up on those shares or by the purchase or redemption by us of our own shares in accordance with the provisions of the 1991 Law and the Articles.

         CAPITAL CALLS

         Subject to the terms of allotment of shares, we may from time to time make calls on the members in respect of any monies unpaid on the shares, whether in respect of nominal value or premium, and not payable on a fixed date. A member must receive fourteen days' notice of any call and any call is deemed to be made when the resolution of the board authorizing such call was passed.

         If any call is not paid on or before the date appointed for payment, the person liable to pay that call shall pay all costs, charges and expenses of ours in connection with the non-payment, including interest on the unpaid amount, if requested by us.

         Unless we otherwise determine, no member shall be entitled to receive any dividend or to be present and vote at any general meeting, or be included in a quorum, or to exercise any other right or privilege as a shareholder unless and until any outstanding calls in respect of his shares are paid.

         BORROWING POWERS

         We may exercise all of our powers to borrow money and to mortgage or charge all or any part of our undertaking, property and assets, present and future, and uncalled capital and, subject to the provisions of the 1991 Law, to create and issue debenture and other loan stock and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any third party.

         ISSUE OF SHARES AND PREEMPTIVE RIGHTS

         Subject to the provisions of the 1991 Law and to any special rights attached to any shares, we may allot or issue shares with those preferred, deferred or other special rights or restrictions regarding dividends, voting, transfer, return of capital or other matters as we may from time to time determine by ordinary resolution, or if no ordinary resolution has been passed or an ordinary resolution does not make specific provision, as we may determine. We may issue shares that are redeemable or are liable to be redeemed at our option or the option of the holder in accordance with our Articles of Association. Subject to the provisions of the 1991 Law the unissued shares at the date of adoption of the Articles of Association and shares created thereafter shall be at our disposal. We cannot issue shares at a discount.

         There are no pre-emptive rights for the transfer of our shares either within the 1991 Law or our Articles of Association. 11,851,677 ordinary shares from our authorized share capital described above are available for allotment and issue.

         MEETINGS OF THE BOARD OF DIRECTORS

         Any director may, and the secretary at the request of a director shall, call a board meeting at any time on reasonable notice. A director may waive this notice requirement.

         Subject to our Articles of Association our board of directors may meet for the conducting of business, adjourn and otherwise regulate its proceedings as it sees fit. The quorum necessary for the transaction of business may be determined by the board of directors and unless otherwise determined shall be two persons, each being a director or an alternate director. A duly convened meeting of the board of directors at which a quorum is present is necessary to exercise all or any of the board's authorities, powers and discretions.

         Unless otherwise determined, two persons, each being a director or an alternate director constitutes a quorum.

         Our board of directors may delegate or entrust to and confer on any director holding an executive office any of its powers, authorities and discretions for such time, on such terms and subject to such conditions as it sees fit. Our board of directors may also delegate any of its powers, authorities and discretions for such time and on such terms and subject to such conditions as it sees fit to any committee consisting of one or more directors and one or more other persons, provided that a majority of the members of the committee should be directors.

         REMUNERATION OF DIRECTORS

         Our directors (other than alternate directors) shall be entitled to receive by way of fees for their services as directors any sum that we may from time to time determine, not exceeding in aggregate $300,000 per annum or any other sum as we, by ordinary resolution in a general meeting, shall from time to time determine. That sum, unless otherwise directed by ordinary resolution of us by which it is voted, shall be divided among the directors in the proportions and in the manner that the board determines or, if the board has not made a determination, equally. The directors are entitled to be repaid all traveling, hotel and other expenses properly incurred by them in or about the performance of their duties as directors.

         The salary or remuneration of any director appointed to hold any employment or executive office may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by us, and may be in addition to or in lieu of any fee payable to him for his services as director.

         PENSIONS AND GRATUITIES FOR DIRECTORS

         We may exercise all of our powers to provide and maintain pensions, other retirement or superannuation benefits, death or disability benefits or other allowances or gratuities for persons who are or were directors of any company in our group and their relatives or dependants.

         DIRECTORS' INTERESTS IN CONTRACTS

         Subject to the provisions of the 1991 Law and provided that his interest is disclosed as soon as practicable after a director becomes aware of the circumstances which gave rise to his duty to disclose in accordance with the Articles of Association, a director, notwithstanding his office, may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with us, or in which we are otherwise interested, may hold any other office or place of profit under us (except that of auditor of, or of a subsidiary of ours) in conjunction with the office of director and may act by himself or through his firm in a professional capacity for us, and in any such case on such terms as to remuneration and otherwise as we may arrange, and may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any company promoted by us or in which we are otherwise interested and shall not be liable to account to us for any profit, remuneration or other benefit realized by any such office, employment, contract, arrangement, transaction or proposal.

         No such contract, arrangement, transaction or proposal shall be avoided on the grounds of any such interest or benefit.

         RESTRICTIONS ON DIRECTORS' VOTING

         Except as provided in our Articles of Association, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board or of a committee of the board concerning any contract, arrangement, transaction or any other proposal whatsoever to which we are or will be a party and in which he has an interest which (together with an interest of any person connected with him) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through us, unless the resolution concerns any of the following matters:

         o the giving of any guarantee, security, or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of us or any of our subsidiary undertakings;

         o the giving of any guarantee, security or indemnity in respect of a debt or obligation of ours or any of our subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

         o any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

         o any proposal concerning any other body corporate in which he (together with persons connected with him) does not to his knowledge have an interest in one per cent or more of the issued equity share capital of any class of that body corporate or of the voting rights available to shareholders of that body corporate;

         o any proposal relating to an arrangement for the benefit of our employees or the employees of any of our subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom the arrangement relates; or

         o any proposal concerning insurance which we propose to maintain or purchase for the benefit of directors or for the benefit of persons who include directors.

A director shall not vote or be counted in the quorum for any resolution of the board or committee of the board concerning his own appointment (including fixing or varying the terms of his appointment or termination) as the holder of any office or place of profit with us or any company in which we are interested.

         NUMBER OF DIRECTORS

         Unless and until otherwise determined by a special resolution, the number of directors shall be not less than two nor more than 20.

         DIRECTORS' APPOINTMENT AND RETIREMENT BY ROTATION

         Directors may be appointed by ordinary resolution or by the board. If appointed by ordinary resolution, a director holds office only until the next annual general meeting and shall not be taken into account in determining the number of directors who are to retire by rotation. A director shall not be required to hold any of our shares.

         At each annual general meeting, one-third of the directors who are subject to retirement by rotation will retire by rotation and be eligible for re-election. Subject to the provisions of the 1991 Law and to the Articles, the directors to retire will, first, be any director who wishes to retire and not offer himself for re-election and secondly, will be those who have been longest in office since their last appointment or re-appointment, but as between those who have been in office an equal length of time, those to retire shall (unless they otherwise agree) be determined by lot. There is no age limit imposed upon directors.

         UNTRACED SHAREHOLDERS

         Subject to the Articles, we may sell any of our shares registered in the name of a shareholder remaining untraced for 12 years who fails to communicate with us following advertisement of an intention to make such a disposal. Until we can account to the shareholder, the net proceeds of sale will be available for use in our business or for investment, in either case at our discretion. The proceeds will not carry interest.

         CREST

         The Companies (Amendment No. 4) (Jersey) Law 1998 and the Companies (Uncertificated Securities) (Jersey) Order 1999 allow the holding and transfer of shares under CREST, the electronic system for settlement of securities in the United Kingdom. Our Articles of Association already provide for our shares to be held in uncertificated form under the CREST system.

         PURCHASE OF SHARES

         Subject to the provisions of the 1991 Law, we may purchase any of our own shares of any class. The 1991 Law provides that we may, by special resolution approve the acquisition of our own shares provided that the source of funds used to finance any repurchase is in accordance with the 1991 Law. The 1991 Law limits the type of funds available to govern the repurchase of the nominal value and the share premium attributed to any share.

         NON-JERSEY SHAREHOLDERS

         There are no limitations imposed by Jersey law or by our Articles of Association on the rights of non-Jersey shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.

         RIGHTS OF MINORITY SHAREHOLDERS AND FIDUCIARY DUTIES

         Majority shareholders of Jersey companies have no fiduciary obligations under Jersey law to minority shareholders. However, under the 1991 Law, a shareholder may, under some circumstances, seek relief from the court if he has been unfairly prejudiced by U.S.. The provisions of the 1991 Law are designed to provide relief from oppressed shareholders without necessarily overriding the majority's decision. There may also be common law personal actions available to our shareholders.

JERSEY LAW AND OUR MEMORANDUM AND ARTICLES OF ASSOCIATION

         The content of our Memorandum and Articles of Association is largely derived from an established body of corporate law and therefore they mirror the 1991 Law. Jersey company law draws very heavily from company law in England and there are various similarities between the 1991 Law and the English Companies Act 1985 (as amended). However, the 1991 Law is considerably shorter in content than the English Companies Act 1985 and there are some notable differences between English and Jersey company law. There are, for example, no provisions under Jersey law (as there are under English law):

         o controlling possible conflicts of interests between us and our directors, such as loans by U.S. or directors, and contracts between us and our directors other than a duty on directors to disclose an interest in any transaction to be entered into by us or any of our subsidiaries which to a material extent conflicts with our interest;

         o specifically requiring particulars to be shown in our accounts of the amount of loans to officers or directors' emoluments and pensions, although these would probably be required to be shown in our accounts in conformity to the requirement that accounts must be prepared in accordance with generally accepted accounting principles;

         o requiring us to file details of charges other than charges of Jersey realty; or

         o as regards statutory preemption provisions in relation to further issues of shares.

         Under Article 143 of the 1991 Law, the court may make an order giving relief, including regulation of our affairs requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by any of our other shareholders.

         The court has wide powers within its inherent jurisdiction and a shareholder could successfully bring an action in a variety of circumstances. Although there is no statutory definition of unfairly prejudicial conduct, authority suggests that it includes oppression and discrimination and that the test is objective.

         There are no provisions in our Memorandum or Articles of Association concerning changes of capital where these provisions would be considered more restrictive than that required by the 1991 Law.

         C.       MATERIAL CONTRACTS

1. Supplemental Agreement relating to loan for project finance for Morila Project, dated June 15, 2001, between Societe des Mines de Morila SA, Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited, various banks and other financial institutions and NM Rothschild & Sons Limited.

                  This agreement amends and restates the original loan agreement, dated December 21, 1999, providing project finance for Morila project. This agreement reflects changes in guarantors and the occurrence of certain economic and mechanical milestones. This agreement also amends other related loan documents.

2. Deed of Amendment between Societe des Mines de Morila SA and NM Rothschild & Sons Limited, dated June 22, 2001.

                  This agreement amends the definitions of Assigned Agreements and Liabilities contained in the Debenture entered into between Morila SA and NM Rothschild as part of the Morila Loan transaction to reflect developments occurring after the Morila Loan took place.

3. Sale of Shares and Loan Claims Agreement, dated April 27, 2001, between Normandy LaSource SAS and Randgold Resources Limited.

                  We purchased 29% of Societe des Mines de Loulo SA from Normandy LaSource SAS. We now hold 80% of the Loulo project and the government of Mali holds 20%. The purchase price was $2 million.

4. Letter Agreement, dated September 17, 2001, between Societe des Mines de Morila SA, Randgold Resources Limited, Morila Limited, NM Rothschild & Sons Limited, Standard Bank London Limited, Bayerische Hypo-Und Vereinsbank AG, Fortis Bank (Nederland) N.V. and Societe Generale.

                  This letter agreement pertains to the Loan Agreement, dated December 21, 1999 (as amended and restated), and amends certain terms as is necessary due to the transfer by us of our interest in Morila Limited to our wholly-owned subsidiary, Mining Investments (Jersey) Limited.

5. Deed of Release, Dated September 25, 2001, between Randgold Resources Limited and NM Rothschild & Sons Limited.

                  This agreement releases the shares of Morila Limited held by us which were collateral for the Morila Loan.

6. Deed of Charge, dated September 25, 2001, between Mining Investments (Jersey) Limited and NM Rothschild Limited (MIJL/Morila Security Agreement).

                  This agreement reflects the security interest that Mining Investments (Jersey) Limited granted to NM Rothschild with regard to the Loan Agreement dated December 21, 1999 (as amended and restated) which provides for the Morila Loan.

7. Share Sale, Assignment and Assumption Agreement, dated July 12, 2002, between Randgold Resources (Somisy) Limited and the International Finance Corporation.

                  The International Finance Corporation, or IFC, disposed of 50 Class "C" shares of Somisy to us for U.S.$1. The IFC assigned and transferred to us all of its rights, title and interest to the Investment Agreement dated August 5, 1993, between Somisy and IFC.

8. Structured Precious Metals Option and Loan Confirmation, dated August 30, 2002, between Randgold Resources Limited and NM Rothschild & Sons Limited.

                  On August 28, 2002 the Syama hedge transactions were closed. This agreement documents our purchase of gold call options to offset existing positions with NM Rothschild. This agreement also documents NM Rothschild's loan to us of $1,805,760. This amount will be repaid on a monthly basis through 2004. This loan bears interest at the applicable interbank rate plus 3%, which equates to an average rate of 4.37%.

9. Settlement Agreement between Rolls-Royce Power Ventures Limited, Syama Power Plant Sales Limited, Operation dEnergie de Syama SA, Societe des Mines de Syama SA, Randgold Resources Limited and Randgold & Exploration Company Limited dated December 16, 2002.

                  We entered into this settlement agreement with Randgold & Exploration, Somisy, Rolls-Royce, Syama Power Sales Limited, or SYPPS, and Operation d'Energie de Syama S.A. regarding our outstanding litigation relating to a contract for the supply of power generating equipment to the Syama gold mine. As a result of this agreement, all parties have withdrawn their claims. Under this agreement, we, Somisy and Randgold & Exploration agreed to pay SYPPS a total amount of $5.3 million in three installments. As of December 31, 2002, a total liability of $2.7 million remained outstanding. This amount is to be paid in two equal on the first and second anniversary of the date of the agreement. The outstanding amount bears interest at LIBOR plus 2% as determined by the terms of the agreement. The equipment has been returned to Rolls-Royce. Also under this agreement, we will allow Rolls-Royce to bid on providing power to future projects at Loulo and Tongon.

10. Services Agreement, dated February 2, 2003, between Randgold & Exploration Company Limited and Randgold Resources Limited.

                  In terms of this agreement Randgold & Exploration will provide us with certain identified services provided or sourced from South Africa at cost plus a mark up. The agreement is subject to 6 months notice by either party.

11. Heads of Agreement, dated April 16, 2003, between Randgold Resources Limited and Resolute Mining Limited (Resolute).

                  Under the terms of this agreement we have given Resolute a 12 month option to acquire our entire interest in our wholly-owned subsidiary, RRL Somisy for $6 million. RRL Somisy owns 80% of Somisy which owns the Syama mine. In addition, Resolute will pay us a variable quarterly royalty payment in arrears on the gold produced from the Syama mine for every quarter in which the average London PM gold price is above $3.50 per ounce.

12. Third Contract of Employment, dated May 5, 2003, between Randgold Resources Limited and Roger Ainsley Ralph Kebble.

13. Fourth Contract of Employment, dated May 5, 2003, between Randgold Resources Limited and Dennis Mark Bristow.

14. Second Contract of Empoyment, dated May 5, 2003, between Randgold Resources Limited and Roger Alyn Williams.

         New employment agreements were entered into as of October 1, 2002 for a minimum fixed period to May 31, 2006 with our chairman, Mr. Roger A.R. Kebble, our chief executive officer, Dr. D. Mark Bristow and our finance director, Mr. Roger A. Williams. The contracts set the terms of employment, salary and bonus payments for each executive director.

         D.       EXCHANGE CONTROLS

         There are currently no Jersey or United Kingdom foreign exchange control restrictions on the payment of dividends on our ordinary shares or on the conduct of our operations. Jersey is in a monetary union with the United Kingdom. There are currently no limitations under Jersey law or our Articles of Association prohibiting persons who are not residents or nationals of United Kingdom from freely holding, voting or transferring our ordinary shares in the same manner as United Kingdom residents or nationals.

         E.       TAXATION

                        MATERIAL JERSEY TAX CONSEQUENCES

         GENERAL

         The following summary of the anticipated tax treatment in Jersey in relation to the payments on the ordinary shares and ADSs is based on the taxation law and practice in force at the date of this Annual Report, and does not constitute legal or tax advice and prospective investors should be aware that the relevant fiscal rules and practice and their interpretation may change. We encourage you to consult your own professional advisers on the implications of subscribing for, buying, holding, selling, redeeming or disposing of ordinary shares or ADSs and the receipt of interest and distributions, whether or not on a winding-up, with respect to the ordinary shares or ADSs under the laws of the jurisdictions in which they may be taxed.

         We are an "exempt company" within the meaning of Article 123A of the Income Tax (Jersey) Law, 1961, as amended, for the calendar year ending December 31, 2002. We will be required to pay an annual exempt company charge, which is currently (pounds sterling) 600, in respect of each subsequent calendar year during which we wish to continue to have "exempt company" status The retention of "exempt company" status is conditional upon the Comptroller of Income Tax being satisfied that no Jersey resident has a beneficial interest in us, except as permitted by published concessions granted by the Comptroller from time to time. By concession, the holding of ordinary shares or ADSs by a Jersey resident in an exempt company, the shares of which are traded on a recognized stock exchange, is not regarded as a beneficial interest, provided that the holding is de minimis or clearance has been obtained from the Comptroller.

         The Comptroller of Income Tax has indicated that a holding by Jersey residents of less than 10% of the share capital of a company shall be treated as de minimis.

         As an "exempt company", we will not be liable for Jersey income tax other than on Jersey source income, except by concession bank deposit interest on Jersey bank accounts. For so long as we are an "exempt company", payments in respect of the ordinary shares and ADSs will not be subject to any taxation in Jersey, unless the shareholder is resident in Jersey, and no withholding in respect of taxation will be required on those payments to any holder of the ordinary shares or ADSs.

         Currently, there is no double tax treaty or similar convention between the U.S. and Jersey.

         TAXATION OF DIVIDENDS

         Dividends are declared and paid gross in U.S. dollars. Under existing Jersey law, provided that the ordinary shares and ADSs are not held by, or for the account of, persons resident in Jersey for income tax purposes, payments in respect of the ordinary shares and ADSs, whether by dividend or other distribution, will not be subject to any taxation in Jersey and no withholding in respect of taxation will be required on those payments to any holder of our ordinary shares or ADSs.

         TAXATION OF CAPITAL GAINS AND ESTATE AND GIFT TAX

         Under current Jersey law, there are no death or estate duties, capital gains, gift, wealth, inheritance or capital transfer taxes. No stamp duty is levied in Jersey on the issue or transfer of ordinary shares or ADSs. In the event of the death of an individual sole shareholder, duty at rates of up to 0.75% of the value of the ordinary shares or ADSs held may be payable on the registration of Jersey probate or letters of administration which may be required in order to transfer or otherwise deal with ordinary shares or ADSs held by the deceased individual sole shareholder.

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following summary describes the material U.S. Federal income tax consequences to U.S. holders (as defined below) arising from the purchase, ownership and disposition of our ordinary shares or ADSs. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, final, temporary and proposed U.S. Treasury Regulations promulgated under the Code, and administrative and judicial interpretations of the Code and the U.S. Treasury Regulations, all as in effect as of the date of this summary, and all of which are subject to change, possibly with retroactive effect. This summary has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

         For purposes of this discussion, a "U.S. holder" is a holder of our ordinary shares or ADSs that is:

         o        a U.S. citizen;

         o an individual resident in the United States for U.S. Federal income tax purposes;

         o a domestic corporation, or other entity taxable as a corporation, organized under the laws of the United States or of any U.S. state or the District of Columbia;

         o an estate the income of which is includible in its gross income for U.S. Federal income tax purposes without regard to its source; or

         o a trust, if either: a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not deal with all aspects of U.S. Federal income taxation that may be relevant to particular U.S. holders in light of their particular circumstances, or to U.S. holders subject to special rules, including, without limitation:

         o        some retirement plans;

         o        insurance companies;

         o U.S. holders of ordinary shares or ADSs held as part of a "straddle," "synthetic security," "hedge," "conversion transaction" or other integrated investment;

         o persons that enter into "constructive sales" involving our ordinary shares or ADSs or substantially identical property with other investments;

         o        U.S. holders whose functional currency is not the U.S. Dollar;

         o        some expatriates or former long-term residents of the United
                  States;

         o        financial institutions;

         o        broker-dealers;

         o        tax-exempt organizations; and

         o U.S. holders who own, directly, indirectly or through attribution, 10% or more of our outstanding voting stock.

         In addition, this summary does not address the effect of any applicable U.S. state, local or non-U.S. tax laws, does not consider the tax treatment of persons who own our ordinary shares or ADSs through a partnership or other pass-through entity, and deals only with ordinary shares or ADSs held by U.S. holders as "capital assets" as defined in Section 1221 of the Code.

         WE ENCOURAGE U.S. HOLDERS OF OUR ORDINARY SHARES OF ADSS TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS THE TAX CONSEQUENCES IN OTHER JURISDICTIONS, OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES OF ADSS APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

         OWNERSHIP OF ORDINARY SHARES OR ADSS

         For purposes of the Code, U.S. holders of ADSs will be treated for U.S. Federal income tax purposes as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to U.S. Federal income tax.

         For U.S. Federal income tax purposes, distributions with respect to our ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to U.S. holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder's basis in our ordinary shares or ADSs. To the extent that these distributions exceed the U.S. holder's tax basis in our ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading "Our Status as Passive Foreign Investment Company."

         Dividend income derived with respect to our ordinary shares or ADSs will constitute portfolio income" for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and as "investment income" for purposes of the limitation on the deduction of investment interest expense. Such dividends will not be eligible for the dividends received deduction generally allowed to a U.S. corporation under Section 243 of the Code.

         As discussed under "Material Jersey Tax Consequences" above, Jersey currently does not impose any withholding tax on distributions with respect to our ordinary shares or ADSs. Should Jersey decide in the future to impose a withholding tax on such distributions, a determination would need to be made at such time as to whether any Jersey income taxes withheld would be treated as foreign income taxes eligible for credit against a U.S. holder's U.S. Federal income tax liability, subject to limitations and conditions generally applicable under the Code. Any such taxes may be eligible at the election of a U.S. holder for deduction in computing such U.S. holder's taxable income. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. Federal income payable with respect to each class. In this regard, dividends paid by us will generally be foreign source "passive income" or in the case of some U.S. holders, "financial services income."

         The rules relating to foreign tax credits are complex and a U.S. holder is encouraged to consult its own tax advisor to determine whether and to what extent it would be entitled to this credit.

         SALE OR OTHER DISPOSITION OF ORDINARY SHARES OR ADSS

         If a U.S. holder sells or otherwise disposes of its ordinary shares or ADSs in a taxable transaction, it will generally recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and its tax basis in the ordinary shares or ADSs. Subject to the discussion below under "--Our Status. as a Passive Foreign Investment Company," that gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the ordinary shares or ADSs for more than one year at the time of the sale or other taxable disposition. In general, any gain that U.S. holders recognize on the sale or other taxable disposition of ordinary shares or ADSs will be U.S. source income for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to limitations under the Code.

         OUR STATUS AS A PASSIVE FOREIGN INVESTMENT COMPANY

         A special and adverse set of U.S. Federal income tax rules apply to a U.S. holder that holds stock in a passive foreign investment company, or PFIC. In general, we will be a PFIC if 75% or more of our gross income in a taxable year is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and determined based on fair market value, are held for the production of, or produce, passive income.

         We believe that we currently are not a PFIC and do not expect to become a PFIC in the near future. However, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, based on the market price of our ordinary shares, and the amount and type of our gross income, we cannot assure you that we will not become a PFIC in the future or that the U.S. Internal Revenue Service will agree with our conclusion regarding our current PFIC status.

         If we are a PFIC for U.S. federal income tax purposes for any year during a U.S. holder's holding period of our ADSs or ordinary shares and the U.S. holder does not make a QEF Election or a "mark-to-market" election, both as described below:

         o any gain recognized by a U.S. holder upon the sale of ADSs or ordinary shares, or the receipt of some types of distributions, would be treated as ordinary income;

         o        this income generally would be allocated ratably over a U.S.
                  holder's holding period with respect to our ADSs or ordinary shares; and

         o the amount allocated to prior years, with certain exceptions, will be subject to tax at the highest tax rate in effect for those years and an interest charge would be imposed on the amount of deferred tax on the income allocated to the prior taxable years.

         Although we generally will be treated as a PFIC as to any U.S. holder if we are a PFIC for any year during a U.S. holder's holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. holder may avoid PFIC classification for subsequent years if he, she or it elects to recognize gain based on the unrealized appreciation in the ADSs or ordinary shares through the close of the tax year in which we cease to be a PFIC. Additionally, if we are a PFIC, a U.S. holder who acquires ADSs or ordinary shares from a decedent would be denied the normally available step-up in tax basis for our ADSs or ordinary shares to fair market value at the date of death and instead would have a tax basis equal to the lower of the fair market value or the decedent's tax basis.

         A U.S. holder who beneficially owns stock in a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the Internal

Revenue Service for each tax year such U.S. holder holds stock in a PFIC. This form describes any distributions received with respect to such stock and any gain realized upon the disposition of such stock.

         For any tax year in which we are determined to be a PFIC, a U.S. holder may make a QEF Election, which is an election to treat his, her or its ADSs or ordinary shares as an interest in a qualified electing fund. If a U.S. holder makes a QEF Election, the U.S. holder would be required to include in income currently his, her or its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of these earnings and profits are actually distributed to that U.S. holder and be required to comply with specified information reporting requirements. Any gain subsequently recognized upon the sale by that U.S. holder of his, her or its ADSs or ordinary shares generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

         As an alternative to a QEF Election, a U.S. holder generally may be able to avoid the imposition of the special tax and interest charge described above by electing to mark his, her or its ADSs or ordinary shares to market annually, and, therefore, recognize for each taxable year, subject to certain limitations, ordinary income or loss equal to the difference, as of the close of taxable year, between the fair market value of his, her or its ADSs or ordinary shares and the adjusted tax basis of his or its ADSs or ordinary shares. Losses would be allowed only to the extent of the net mark-to-market gain previously included by the U.S. Holder under the election in prior taxable years. If a mark-to-market election with respect to ADSs or ordinary shares is in effect on the date of a U.S. holder's death, the tax basis of the ADSs or ordinary shares in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ADSs or ordinary shares.

RULES RELATING TO A PFIC ARE VERY COMPLEX. U.S. HOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF PFIC RULES TO THEIR INVESTMENTS IN OUR ADSS OR OUR ORDINARY SHARES.

         BACKUP WITHHOLDING AND INFORMATION REPORTING

         Payments to U.S. holders in respect of our ordinary shares or ADSs may be subject to information reporting to the U.S. Internal Revenue Service and to backup withholding tax at rates equal to:

         o        30% through 2003;

         o        29% for 2004 and 2005;

         o        28% for 2006 through 2010; and

         o        31% after 2010.

         However, backup withholding and information reporting will not apply to a U.S. holder that is a corporation or comes within an exempt category, and demonstrates the fact when so required, or furnishes a correct taxpayer identification number and makes any other required certification.

         Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. holder's U.S. Federal income tax liability, provided that the required procedures are followed.

                        UNITED KINGDOM TAX CONSIDERATIONS

         DIVIDENDS

         A person having an interest in ADSs or ordinary shares who is not a resident in the U.K. will not be subject to tax in the UK on dividends paid on our ordinary shares, unless that person carries on business in the UK through a branch or agency, to which the ordinary shares or ADSs in question are attributable.

         A person having an interest in ADSs or ordinary shares who is resident in the UK will, in general, be subject to U.K. income tax or corporation tax on dividends paid by us. No such liability will arise for individual persons having an interest in ADSs or ordinary shares who, though U.K. resident, are not domiciled in the U.K., or for Commonwealth citizens or citizens of the Republic of Ireland who are not ordinarily resident in the U.K., except to the extent that amounts are remitted or deemed to be remitted to the U.K..

         No credit will be available against the U.K. tax liability of a person having an interest in ADSs or ordinary shares on dividends received from us for underlying taxes suffered or paid by us on our own income, except in the case of a company owning directly or indirectly not less than ten per cent of our voting power. As we are a Jersey exempt company, no withholding taxes will be payable on dividends.

         CAPITAL GAINS

         A person having an interest in ADSs or ordinary shares who is neither resident nor ordinarily resident in the U.K. will generally not be subject to tax in the UK on capital gains on a disposal of our ordinary shares or interests in the ADSs.

         However, individuals who left the U.K. after March 17, 1998 and who were resident in the U.K. for four out of seven years prior to departure, and who return to the U.K. within five years of departure will be subject to U.K. capital gains tax on any gains realized during the period of absence.

         Persons having an interest in ADSs or ordinary shares who are resident and/or ordinarily resident in the U.K. or who hold their ordinary shares or interests in ADSs through a U.K. trading branch or agency will, in general, be subject to U.K. taxation on capital gains on a disposal of ordinary shares or interests in ADSs. However, persons having an interest in ADSs or ordinary shares who are individuals and who are resident and/or ordinarily resident in the U.K. but who are not domiciled in the U.K. will not be subject to U.K. taxation on capital gains arising on a disposal of ordinary shares or interest in ADSs unless they remit to the U.K., or are deemed to have remitted to the U.K., the proceeds of the disposal.

         INHERITANCE TAX

         Liability to U.K. inheritance tax may arise on the death of a person having an interest in ADSs or ordinary shares, or on a gift (or disposal at an undervalue) of ordinary shares or ADSs by a person, who is domiciled, or deemed to be domiciled, in the U.K..

         Where ordinary shares or interests in ADSs are held by a person who is neither domiciled nor deemed to be domiciled in the U.K., no liability to U.K. inheritance tax will arise in respect of them.

STAMP DUTY AND STAMP DUTY RESERVE TAX

         No U.K. stamp duty should be payable on any transfer of an ADS, provided it is executed and retained outside the U.K.. Therefore, a transfer of an ADS in the United States between non-residents of the U.K. would not ordinarily give rise to a U.K. stamp duty charge.

         An instrument transferring an ADS could attract U.K. stamp duty if it relates to anything done or to be done in the U.K.; for example, if it is executed in the U.K. or to be brought into the U.K. after execution. If the transfer is on a sale then the rate of stamp duty will be 0.5% of the consideration given. This charge is rounded up to the nearest (pounds sterling)
5. Gifts and other transfers which are neither sale nor made in contemplation of a sale do not attract this charge. Instead they will either be exempt or attract a fixed duty of (pounds sterling) 5 per transfer.

         A transfer from The Bank of New York to an ADS holder of the underlying ordinary shares may be subject to a fixed stamp duty of (pounds sterling) 5 if the instrument of transfer relates to anything done or to be done in the U.K.; for example, if it is executed in the U.K. or is to be brought into the U.K. after execution. A transfer of ordinary shares from The Bank of New York directly to a purchaser on behalf of an ADS holder may attract stamp duty at a rate of 0.5% of the consideration, rounded up to the nearest (pounds sterling).5. U.K. stamp duty reserve tax will not be payable on an agreement to transfer ADSs.

         F.       DIVIDENDS AND PAYING AGENTS

         Not applicable.

         G.       STATEMENTS BY EXPERTS

         Not applicable.

         H.       DOCUMENTS ON DISPLAY

         You may request a copy of our U.S. Securities and Exchange Commission Filing, at no cost, by writing or calling us at Randgold Resources Limited, La Motte Chambers, St. Helier, Jersey, JEI 1BJ, Channel Islands. Attention: D.J. Haddon, Telephone: (011 44) 1534-735-333. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices at La Motte Chambers, St Helier, Jersey, Channel Islands.

         A copy of each document (or a translation thereof to the extent not in English) concerning us that is referred to in this Annual Report, is available for public view at our principal executive offices at La Motte Chambers, St Helier, Jersey, Channel Islands. Attention: D.J. Haddon, Telephone: (011 44) 1534-735-333.

         I.       SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

HEDGE POLICY

         Although, in general, it is not our policy to hedge our gold sales, we believe it is prudent to hedge during times of capital expansion and we are required to do so under debt financing arrangements. The market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditures, and the market price of our ordinary shares. Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors is impossible for us to predict.

         We use hedging instruments to protect the selling price of some of our anticipated gold production. These hedging instruments are required by the terms of our Morila loan with a consortium of financial lenders led by NM Rothschild. The intended effect of our hedging transactions is to lock in a minimum sale price for future gold production at the time of the transactions, and reduce the impact on us of a future fall in gold prices.

         Morila SA's hedging is administered by AngloGold's treasury department which acts upon the recommendations of a joint financial committee within the guidelines set by a policy agreed between the partners and approved by the board.

         All of Morila's derivative transactions must be in compliance with the terms and conditions of the Morila Loan Agreement. That agreement places the following limits on Morila's production:

         o forward sales and call options sold are limited to 60% of Morila's forecasted production in a given year; and

         o put options may be purchased up to 100% of Morila's forecasted production in a given year.


         The above limits apply to a maximum of the planned production of Morila until expiration of the Morila Loan Agreement.

         The current position is that approximately 17% of Morila's planned production is sold forward at $275 per ounce for the years 2003 to 2004. We also bought calls amounting to approximately 6% of Morila's production at prices from $350 per ounce to $360 per ounce to allow further participation in any significant upside in the gold price.

         During the year ended December 31, 2001, we adopted International Accounting Standard 39, "Financial Instruments: Recognition and Measurement" effective January 1, 2001. Under IAS 39, all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal sales exemption.

         On the date a derivative contract is entered into, we designate the derivative for accounting purposes as either a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). Some derivative transactions, while providing effective economic hedges under our risk management policies, do not qualify for hedge accounting.

         We formally document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. We formally assess, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

         With the adoption of IAS 39 at January 1, 2001, some of our derivatives qualified for cash flow hedge accounting. The effect on the opening and subsequent year's reserves has been disclosed in the consolidated statement of changes in shareholders' equity and amounted to $2.4 million. Some of our derivatives do not qualify for hedge accounting. That effect has been disclosed as an adjustment to accumulated losses in the statements of consolidated shareholders' equity and amounted to $0.5 million.

FOREIGN CURRENCY SENSITIVITY

         In the normal course of business, we enter into transactions denominated in foreign currencies, primarily South African Rand and Communaute Financiere Africaine francs. As a result, we are subject to transaction exposure from fluctuations in foreign currency exchange rates. As a result of the appreciation of the South African Rand and Communaute Financiere Africaine franc against the Dollar, unrealized exchange losses have been achieved on transactions undertaken in these foreign currencies. We do not currently hedge our exposure to foreign currency exchange rates. We realized foreign exchange gains of $0.4 million for the year ended December 31, 2001 and $8.6 million for the year ended December 31, 2000.

COMMODITY PRICE SENSITIVITY

         GENERAL

         The market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditures and the market prices of our ordinary shares.

         Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors is not possible for us to predict.

         Details of financial instruments as at December 31, 2002 are:

                                           HEDGING INSTRUMENTS                          UNMATCHED INSTRUMENTS
                               ------------------------------------------     ------------------------------------------
                                 PUTS PURCHASED          FORWARD SALES          CALLS PURCHASED          CALLS SOLD
                               -------------------    -------------------     ------------------     -------------------
                                            $ PER                  $ PER                  $ PER                   $ PER
MATURITY DATES                  OUNCE       OUNCE      OUNCE       OUNCE       OUNCE      OUNCE       OUNCE       OUNCE
--------------                  -----       -----      -----       -----       -----      -----       -----       -----
Morila
(attributable portion)
December 31, 2003..........       -           -        60,581       275       21,446       350          -           -
December 31, 2004..........       -           -        51,941       275       18,384       360          -           -

         Details of financial instruments as at December 31, 2001 were:

                                           HEDGING INSTRUMENTS                          UNMATCHED INSTRUMENTS
                               ------------------------------------------     ------------------------------------------
                                  PUTS PURCHASED         FORWARD SALES          CALLS PURCHASED          CALLS SOLD
                               -------------------    -------------------     ------------------     -------------------
                                            $ PER                  $ PER                  $ PER                   $ PER
MATURITY DATES                  OUNCE       OUNCE      OUNCE       OUNCE       OUNCE      OUNCE       OUNCE       OUNCE
--------------                  -----       -----      -----       -----       -----      -----       -----       -----
Morila
(attributable portion)
December 31, 2002..........     24,000        275     67,296         275      23,832        340      24,000         310
December 31, 2003..........          -          -     60,581         275      21,446        350           -           -
December 31, 2004..........          -          -     51,941         275      18,384        360           -           -
SYAMA
December 31, 2004..........          -          -          -           -           -          -     148,500         353

         The following tables describe our commodity contracts as at December 31, 2002, by type of contract:

(a) Contracts where exposure to downward and upward movements in the gold price is eliminated:

                                                                                               FAIR VALUE
                                          YEAR ENDED DECEMBER 31,                              DECEMBER 31
                                     ---------------------------------                            2002
CONTRACT TYPE                        2003           2004          2005          TOTAL         ($ MILLIONS)
-------------                        ----           ----          ----          -----         ------------
$ Forward sales
Ounces.....................         60,581         51,941             -        112,522
$ per ounce................         275.00         275.00             -         275.00
Total hedged position (ounces)      60,531         51,941             -        112,522             (8.3)

(b) Contracts where exposure to downward movement in the gold price is eliminated but upward participation in gold price movement remains:

                                                                                               FAIR VALUE
                                          YEAR ENDED DECEMBER 31,                              DECEMBER 31
                                     ---------------------------------                            2002
CONTRACT TYPE                        2003           2004          2005          TOTAL         ($ MILLIONS)
-------------                        ----           ----          ----          -----         ------------
$ calls purchased
Ounces.....................         21,446         18,384                       39,830
$ per ounce................         350.00         360.00                       355.00              0.8

         The following table sets forth a sensitivity analysis of the mark-to-market valuations of our hedges as at December 31, 2002:

                              SENSITIVITY TO CHANGE IN GOLD PRICE AT DECEMBER 31, 2002
                              --------------------------------------------------------
Change in $ gold
spot price.................         $30            $20            $10          ($10)          ($20)          ($30)
Mark-to-market ($ millions)        (6.7)          (4.5)          (2.3)          2.4            4.8            7.4

                   SENSITIVITY TO CHANGE IN WEIGHTED AVERAGE $ INTEREST RATE AT DECEMBER 31, 2002
                   ------------------------------------------------------------------------------
Change in $ interest rates.        $1.5%          $1.0%          $0.5%        ($0.5%)        ($1.0%)        ($1.5%)
Mark-to-market ($ millions)        (0.9)          (0.6)          (0.3)          0.3            0.6            0.9


                            SENSITIVITY TO CHANGE IN GOLD LEASE RATE AT DECEMBER 31, 2002
                            -------------------------------------------------------------
Change in base rates.......        $1.5%          $1.0%          $0.5%        ($0.5%)        ($1.0%)        ($1.5%)
Mark-to-market
($ millions)...............         1.2            0.8            0.4          (0.4)          (0.8)          (1.2)


COMMODITY HEDGING EXPERIENCE

         Somisy entered into hedging arrangements with NM Rothschild as part of the International Finance Corporation project financing for Syama in August 1998.

         The contracts taken out at the time were:

         Forward sale contracts:  1999...... 50,000 ounces at $299.67 per ounce
                                  2000...... 135,000 ounces at $311 per ounce
                                  2001...... 135,000 ounces at $311 per ounce

         Call options:            54,000 at $325 per ounce for each of 2000
                                  and 2001

         During 1999, due to the continued decrease in the gold price, it was decided that some income could be earned by selling options. $1.6 million was earned in option premiums.

         In May 1999, in order to finance an International Finance Corporation loan repayment, the Syama 320,000 ounce forward sales were restructured to a lower price. We realized $3.4 million in cash from the transaction.

         As a result of the significant increase in the gold price in October 1999, the Syama hedge book was further restructured from forward contracts into put options purchased and call options sold. Put options for 135,000 ounces per annum for each of 2000, 2001 and 2002 were paid for by the same quantity of call options sold at prices from $322 per ounce to $338 per ounce to form a zero-cost collar.

         During the second quarter of 2000, and as part of the Morila financing arrangements, we entered into 700,000 ounces of forward sales contracts at $275 per ounce. At the same time, we entered into contracts for 248,000 ounces of call options purchased at prices between $330 and $360 per ounce to allow us to participate in any significant upward move in the gold price.

         In the second quarter of 2001, the Syama position was closed out except for 148,500 ounces of call options sold at $353 per ounce. The proceeds of $4.3 million were used as part payment of the International Finance Corporation loan.

         In August 2002, the remaining speculative instruments comprising 148,500 call options were closed out at a cost of $1.8 million payable in 2004. The accounting effects of our hedging activities are as follows:

         A gain of $7.4 million arose for the year ended December 31, 2001. $1.7 million related to the change in the mark-to-market between December 31, 2000 and 2001, for those Syama instruments that do not qualify for hedge accounting. $4.3 million of the gain related to profits generated on the close out of the portion of the Syama book in 2001. The balance of $1.4 million relates to the amortization of the balance of the deferred gain which arose as part of the May 1999 Syama hedge book restructuring.

         We have used three counterparties for our current hedge book. These counterparties are international banks which have not failed to perform as required under our hedging arrangements.

         The total fair value of the above financial instruments as at December 31, 2002 was a loss of $7.5 million (December 31, 2001: unrecognized loss of $2.5 million). These counterparties collectively hold against less than 50% of our revenue, individually and aggregated, over the 3 years these hedges have existed. None of the counterparties are our affiliates or parties related to us.

         During the year ended December 31, 2002, we sold 421,126 ounces of gold at an average price of $308 per ounce. At a gold price of approximately $310 per ounce, product sales would have amounted to approximately $131 million for the year, a reduction of approximately $1 million in sales.

INTEREST RATE SENSITIVITY

         We generally do not undertake any specific actions to cover our exposure to interest rate risk and at December 31, 2002 were not party to any interest rate risk management transactions.

         At December 31, 2002, our assets and liabilities include short-term variable rate instruments. The fair value of these instruments would not change significantly as a result of changes in interest rates as a result of their short-term nature and variable interest rate, respectively.

         At December 31, 2002 the fair value of our long-term liabilities, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $29.0 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10 percent of the three month LIBOR rate is estimated to be $0.1 million.

         Because our net earnings exposure with respect of debt instruments was to the three month LIBOR, the hypothetical loss was modeled by calculating the 10 percent adverse change in three month LIBOR multiplied by the fair value of the respective debt instrument.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         There have been no material defaults in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default with respect to any of our indebtedness.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         The effective date of our first registration statement, filed on Form F-1 under the Securities Act of 1933 (No. 333-9092), relating to the initial public offering of our ordinary shares on the Nasdaq National Market, in the form of ordinary shares or ADSs, was July 11, 2002. A total of 5,000,000 ordinary shares were sold to HSBC Securities (USA) Inc., acting as global coordinator, and BMO Nesbitt Burns Corp. (the "Purchasers") as follows:

         o 2,114,000 ADSs to be sold to retail investors at a price of $13.00 per ADS less underwriting discounts and commissions of $0.91 per ADS; and

         o 386,000 ADSs to be sold to institutional investors at a price of $13.00 per ADS less underwriting discounts and commission of $0.59 per ADS.

         The offer commenced on July 11, 2002 and closed on July 16, 2002 at which date all the ADSs were sold.

         Additionally, as part of the same offering, 350,000 ordinary shares, in the form of ADSs were sold by the selling shareholder, the International Finance Corporation, to the Purchasers as follows:

         o 175,000 ADSs at a price of $13.00 per ADS less underwriting discounts and commission of $0.52 per ADS.

         The Purchasers exercised this option to purchase shares from the selling shareholder on August 7, 2002 and the offering of these shares closed on August 12, 2002 at which date all the ADSs were sold.

         The initial public offering resulted in gross proceeds of $37,131,250. Of this amount, we received gross proceeds in the amount of $32,500,000 and the selling shareholder received gross proceeds in the amount of $4,631,250.

         We have incurred expenses and fees from July 11, 2002, the effective date of our registration statement on Form F-1, until December 31, 2002 in the amount of $3,894,198. These expenses and fees were paid as follows:

                     EXPENSE                                    AMOUNT
                     -------                                    -------
Fees to underwriters............................              $  250,000
Underwriters commissions........................              $1,587,950
Listing expenses................................              $2,056,248
                                                              ----------
Total expenses..................................              $3,894,198
                                                              ----------

         All of the foregoing offering-related expenses were direct or indirect payments to persons other than our directors, officers or their associates; persons owning 10% or more of any class of our equity securities; or our affiliates.

         We used the net offering proceeds to us of $28,605,802 to repay a syndicated term loan facility and revolving credit facility which we had entered with a consortium of lenders led by NM Rothschild, or the RRL Loan. The net proceeds were applied as follows:

                        USE                                      AMOUNT
                        ---                                   -----------
Syndicated term loan facility...................               $7,000,000
Credit facility.................................               $8,000,000
Feasibility studies and development activities..              $13,605,802
                                                              -----------
Total...........................................              $28,605,802
                                                              -----------

         Effective on March 10, 2003, we changed the number of ordinary shares represented by each of our ADSs from two ordinary shares per ADS to one ordinary share per ADS. In connection with this "ratio change", our ADR holders of record on March 7, 2003 received one (1) additional ADR for every one (1) ADR they held. The prices of our ADRs as quoted by the Nasdaq National Market reflected this change beginning at the commencement of trading on March 11, 2003.

ITEM 15. CONTROLS AND PROCEDURES

         An evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures within the 90-day period prior to filing this report under the supervision and with the participation of our management, including our Chief Executive Officer and our Finance Director. Based upon that evaluation, our Chief Executive Officer and our Finance Director concluded that the design and operation of our disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16. RESERVED

ITEM 17. FINANCIAL STATEMENTS

         Not Applicable

ITEM 18. FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                          PAGE
                                                                                                          ----
REPORT OF THE INDEPENDENT AUDITORS.........................................................................F-1

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
              DECEMBER 31, 2002, 2001 AND 2000.............................................................F-2

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001..................................................F-3

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED
              DECEMBER 31, 2002, 2001 AND 2000.............................................................F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
              DECEMBER 31, 2002, 2001 AND 2000.............................................................F-5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ............................................................F-6

SOCIETE DES MINES DE MORILA SA

REPORT OF THE INDEPENDENT AUDITORS........................................................................F-43

STATEMENT OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000..............................F-44

BALANCE SHEET AT DECEMBER 31, 2002 AND 2001...............................................................F-45

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED
              DECEMBER 31, 2002, 2001 AND 2000............................................................F-46

CASH FLOW STATEMENT FOR THE YEARS ENDED
              DECEMBER 31, 2002, 2001 AND 2000............................................................F-47

NOTES TO THE FINANCIAL STATEMENTS.........................................................................F-48

                       REPORT OF THE INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Randgold Resources Limited

We have audited the accompanying consolidated balance sheets of Randgold Resources Limited and its subsidiaries and joint venture ("the Group") as of December 31, 2002 and 2001, and the related statements of operations, of cash flows and of changes in shareholders' equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the International Standards on Auditing and Auditing Standards Generally Accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with International Accounting Standards.

As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for derivative financial instruments.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity at December 31, 2002 and 2001 to the extent summarized in Note 25 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

London, United Kingdom

March 11, 2003

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


                                                                                          2002          2001           2000
                                                                         NOTES           $'000         $'000          $'000
                                                                                    ----------    ----------     ----------
REVENUES
Product sales                                                                          131,440        84,154         63,781
Interest income                                                                            225         2,293          2,167
Profit on sale of interest in Morila                                                         -             -        124,979
Exchange gains                                                                           2,477           427          8,615
Other income                                                                               509           633          1,843
                                                                                    ----------    ----------     ----------
                                                                                       134,651        87,507        201,385
                                                                                    ----------    ----------     ----------
COSTS AND EXPENSES
Mine production costs                                                                   22,706        37,349         43,823
Transport and refinery costs                                                               588           547            237
Movement in production inventory and stockpiles                                          (145)         (813)          5,153
Transfer to deferred stripping costs                                                   (5,043)       (1,991)          (367)
General and administration expenses                                                      4,128        11,262          9,332
Royalties                                                                                9,185         5,801          3,718
Exploration and corporate expenditure                                                   16,686         9,187         10,731
Depreciation and amortization                                                            8,765         7,097         12,208
Interest expense                                                                         3,686         4,067         14,874
Impairment of assets - Syama mine                                                            -             -         74,606
Loss/(gain) on financial instruments                                                       346       (7,424)        (3,602)
Provision for environmental rehabilitation                                                 600           317            294
Exchange losses                                                                          1,900         1,269          1,085
Other                                                                                    5,741         3,610          6,190
                                                                                    ----------    ----------     ----------
                                                                                        69,143        70,278        178,282
                                                                                    ----------    ----------     ----------
INCOME BEFORE TAXES                                                                     65,508        17,229         23,103
Income tax expense                                                         3                 -         (126)          (363)
                                                                                    ----------    ----------     ----------
INCOME BEFORE MINORITY INTEREST                                                         65,508        17,103         22,740
Minority interest                                                                          220           656          1,621
                                                                                    ----------    ----------     ----------
NET INCOME                                                                              65,728        17,759         24,361
                                                                                    ==========    ==========     ==========

BASIC EARNINGS PER SHARE ($)                                               4              2.61          0.58           0.74
WEIGHTED AVERAGE SHARES USED IN THE COMPUTATION                            4        25,147,820    30,517,646     33,062,209
DILUTED EARNINGS PER SHARE ($)                                             4              2.59          0.57           0.73
WEIGHTED AVERAGE SHARES USED IN THE COMPUTATION                            4        25,408,733    30,761,095     33,294,452



See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2002 AND 2001
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




                                                                                             2002               2001
                                                                              NOTES          $'000              $'000
                                                                                         ------------       ------------
ASSETS
CURRENT ASSETS
Cash and equivalents                                                                         59,631              6,683
Restricted cash                                                                 5             4,526              4,474
Receivables                                                                     6            14,262             16,558
Inventories                                                                     7            11,601              9,743
                                                                                         ------------       ------------
TOTAL CURRENT ASSETS                                                                         90,020             37,458
PROPERTY, PLANT AND EQUIPMENT
Cost                                                                                        168,540            163,076
Accumulated depreciation and amortization                                                   (92,104)           (83,339)
                                                                                         ------------       ------------
NET PROPERTY, PLANT AND EQUIPMENT                                               8            76,436             79,737
OTHER LONG-TERM ASSETS                                                          9             7,402              2,359
                                                                                         ------------       ------------
TOTAL ASSETS                                                                                173,858            119,554
                                                                                         ============       ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                                       10            10,838             10,851
Current portion of long-term liabilities                                       13             9,726             11,224
Bank overdraft                                                                 11             1,170              1,708
                                                                                         ------------       ------------
Total current liabilities                                                                    21,734             23,783
PROVISION FOR ENVIRONMENTAL
REHABILITATION                                                                 12             4,972              4,340
LONG-TERM LIABILITIES                                                          13            19,307             57,147
LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES                               14             9,506             21,625
MINORITY SHARE OF ACCUMULATED LOSSES                                                         (8,176)           (20,290)
LIABILITIES ON FINANCIAL INSTRUMENTS                                           15             7,530              2,452
SHAREHOLDERS' EQUITY
Share capital
AUTHORIZED:
40,000,000 ordinary shares of 10 US cents each, for both years presented ISSUED:
27,663,740 ordinary shares (2001: 22,461,630)                                                 2,766              2,246
Additional paid-in capital                                                                  190,618            161,830
Accumulated losses                                                                          (66,106)          (131,834)
Other reserves                                                                               (8,293)            (1,745)
                                                                                         ------------       ------------
TOTAL SHAREHOLDERS' EQUITY                                                                  118,985             30,497
                                                                                         ------------       ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                  173,858            119,554
                                                                                         ============       ============

Commitments and contingencies - see note 22

See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



                                                NUMBER        SHARE     ADDITIONAL    ACCUMULATED    OTHER      TOTAL
                                                  OF         CAPITAL     PAID-IN        LOSSES      RESERVES
                                               ORDINARY                  CAPITAL
                                                SHARES        $'000       $'000          $'000       $'000      $'000
                                              ----------     -------    ----------    -----------   --------   -------
BALANCE AT DECEMBER 31, 1999                  33,056,416       3,305      240,664       (174,469)          -    69,500
Net income                                             -           -            -         24,361           -    24,361
Exercise of employee stock options and other
issues                                            20,213           2           78              -           -        80
                                              ----------     -------    ----------    -----------   --------   -------
BALANCE AT DECEMBER 31, 2000                  33,076,629       3,307      240,742       (150,108)          -    93,941
Change in accounting policy in respect of
IAS 39                                                 -           -            -            515       2,388     2,903
                                              ----------     -------    ----------    -----------   --------   -------
RESTATED BALANCE AT JANUARY 1, 2001           33,076,629       3,307      240,742       (149,593)      2,388    96,844
Net income                                             -           -            -         17,759           -    17,759
Exercise of employee stock options               997,404         100        1,639              -           -     1,739
Movement on cash flow hedges                           -           -            -              -      (4,133)   (4,133)
Share buyback and related expenses           (11,612,403)     (1,161)     (80,551)             -           -   (81,712)
                                              ----------     -------    ----------    -----------   --------   -------
BALANCE AT DECEMBER 31, 2001                  22,461,630       2,246      161,830       (131,834)     (1,745)   30,497
Net income                                             -           -            -         65,728           -    65,728
Exercise of employee stock options               202,110          20          683              -           -       703
Movement on cash flow hedges                           -           -            -              -      (6,548)   (6,548)
Issue of shares - public offering              5,000,000         500       32,000              -           -    32,500
Share issue expenses                                   -           -       (3,895)             -           -    (3,895)
                                              ----------     -------    ----------    -----------   --------   -------
BALANCE AT DECEMBER 31, 2002                  27,663,740       2,766      190,618        (66,106)     (8,293)  118,985
                                              ==========     =======    ==========    ===========   ========   =======

The Company listed its shares on the Nasdaq Stock Market on 11 July 2002, when it issued and allotted 5 000 000 million new shares to new shareholders and raised US$32.5 million. The Company's Global Depositary Receipts were exchanged for American Depositary Receipts (ADR) which trade on the Nasdaq and London Stock Exchange. Each ADR equates to two ordinary shares.

The repurchase of 34.08% of the Company's shares at US$7 per share was completed in September 2001, with the Company paying a total of US$81.7 million to shareholders.




See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



                                                                       NOTES            2002           2001          2000
                                                                                       $'000          $'000         $'000
                                                                                   ---------      ---------     ---------
CASH FLOWS FROM OPERATIONS
Income before taxes                                                                   65,508         17,229        23,103
Depreciation and amortization                                                          8,765          7,097        12,208
Transfer to deferred stripping                                                        (5,043)        (1,991)         (368)
Loss/(gain) on financial instruments                                                     346         (7,427)       (2,168)
Profit on sale of Morila                                                                   -              -      (124,979)
Loss on the disposal of inventories at Syama                                               -            296             -
Net increase in provision for environmental rehabilitation                               600            724         1,903
Impairment of assets - Syama mine                                                          -              -        74,606
Amortization of covenants not to complete                                                  -              -           483
Effects of changes in operating working capital items:
- receivables                                                                          2,328         10,211       (16,294)
- inventories                                                                         (1,858)           498          (229)
- accounts payable and accrued liabilities                                               (13)        (5,367)       (1,805)
                                                                                   ---------      ---------     ---------
Net cash provided by/(utilized in) operations                                         70,633         21,270       (33,540)
                                                                                   ---------      ---------     ---------

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net                                       (5,464)       (11,946)      (65,850)
Proceeds on disposal of property, plant and
equipment at Syama                                                                         -          2,407             -
Proceeds on disposal of interest in Morila                                                 -              -       132,000
Cash held by Morila on disposal of interest                                                -              -        (1,263)
Movement in restricted cash                                                             (52)         (4,474)            -
                                                                                   ---------      ---------     ---------
Net cash (utilized in)/provided by investing activities                              (5,516)        (14,013        64,887
                                                                                   ---------      ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds received on financial instruments                                                 -          4,278         1,434
Ordinary shares issued                                                                33,203          1,739            80
Share buy back                                                                             -        (81,287)            -
Share issue/buy back expenses                                                         (3,895)          (425)            -
Long-term loans and loans from outside shareholders in
subsidiaries (repaid)/received - (net, including short-term                          (40,939)        11,775        35,327
portions)                                                                               (538)          (159)       (6,128)
                                                                                   ---------      ---------     ---------
Decrease in bank overdraft
Cash (utilized in) /provided by financing activities                                 (12,169)       (64,079)       27,845
                                                                                   ---------      ---------     ---------
NET INCREASE/(DECREASE) IN CASH AND EQUIVALENTS                                       52,948        (56,822)       59,192
                                                                                   ---------      ---------     ---------
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                              6,683         63,505         4,313
                                                                                   ---------      ---------     ---------
CASH AND EQUIVALENTS AT END OF YEAR                                                   59,631          6,683        63,505
                                                                                   =========      =========     =========





See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



1.   NATURE OF OPERATIONS

         The Company, its subsidiaries and joint venture ("the Group") carry out opencast mining activities and exploration. The Group currently has one operating mine in Mali, West Africa, the Morila Gold Mine, which commenced production in October 2000, one operation in Mali under care and maintenance, namely the Syama Mine, two projects at feasibility stage as well as a portfolio of exploration projects in West and East Africa.

         The main focus of exploration work is on its advanced projects in Mali West, around Morila and in Senegal. The Company also has two projects at feasibility stage, Loulo in western Mali and Tongon in Cote d'Ivoire. The Company identifies various stages of feasibility for its projects. The Loulo project has been advanced from the exploration phase through early feasibility stage involving preliminary financial evaluation of the viability of the project to a final feasibility stage which entails the development of a detailed plant and infrastructure design, an environmental impact study and a full financial analysis to enable a development decision to be made. The decision to develop the mine is awaiting the outcome of discussions on regional infrastructure and fiscal regime with the Mali Government who have set up an inter-ministerial commission to examine those matters. The Tongon project is at an earlier stage of feasibility, where the data currently available is less accurate, requiring further detailed work to be performed. The data currently available is of a sufficient level for preliminary economic analysis to be undertaken. The Company does not capitalize any expenditure until a decision to develop a project is made.

         The interests of the Group are Morila S.A. ("Morila") which owns the Morila mine, Somilo S.A. ("Somilo") which conducts the exploration and development activities over the Loulo site and Somisy S.A. ("Somisy") which owns and operated the Syama Mine. Randgold Resources holds an effective 40% interest in Morila, following the sale to AngloGold Limited on July 3, 2000 of one-half of Randgold Resources' wholly-owned subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold Resources and AngloGold each appointing one-half of the members of the committee. AngloGold Services Mali S.A. ("Anser"), a subsidiary of AngloGold, is the operator of Morila.

         In December 2001, the Syama operation was placed on care and maintenance. Activities at the Syama mine have now been reduced to rehabilitation and monitoring work while discussions with interested parties to acquire the mine and the fixed assets are continuing. A final decision will be made pending the outcome of the discussions with interested third parties or a significant sustained improvement in the gold price.

2.   SIGNIFICANT ACCOUNTING POLICIES

         The financial information in this report has been prepared on the historical cost basis in accordance with International Accounting Standards. A summary of the significant accounting policies, which have been applied consistently for all periods covered by this report, is set out below.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         GENERAL: The financial statements are measured and presented in US dollars, as it is the primary functional currency in which transactions are undertaken. Monetary assets and liabilities in foreign currencies are translated to US dollars at rates of exchange ruling at the end of the financial period. Translation gains and losses arising at period-end, as well as those arising on the translation of settled transactions occurring in currencies other than the functional currency, are included in net income.

         CONSOLIDATION: The consolidated financial information includes the financial statements of the Company, its subsidiaries and Company's proportionate share of the joint venture.

         A company in which the Group holds directly or indirectly, through other subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking. Subsidiaries are consolidated from the date control is transferred to the Group and are no longer consolidated from the date control ceases. The minority interest in the consolidated equity and in the consolidated results are shown separately.

         Any excess or deficits of the purchase price when compared to the fair value of the subsidiary acquired is attributed to mineral property interests and amortized in terms of the Group accounting policies. The results of subsidiaries are included from effective dates of acquisition and up to the effective dates of disposal. Intercompany accounts and transactions are eliminated on consolidation.

         Joint ventures are those investments in which the Group has joint control and are accounted for under the proportional consolidation method and under this method, the proportion of assets, liabilities and income and expenses and cash flows of each joint venture attributable to the Group are incorporated in the consolidated financial statements under appropriate headings. The results of joint ventures are included from the effective dates of acquisition and up to the effective dates of disposal. Intercompany accounts and transactions are eliminated on consolidation.

         Any excess or deficits of the purchase price when compared to the Group share of the fair value of the joint venture acquired is attributed to mineral property interests and amortized in accordance with Group accounting policies.

         CASH AND EQUIVALENTS include all highly liquid investments with a maturity of three months or less at the date of purchase.

         INVENTORIES which include ore stockpiles, gold in process and supplies and insurance spares, are stated at the lower of cost or net realizable value

         Stockpiles consist of two types of ore, high grade and medium grade ore, which will be processed through the processing plant. Both high and medium grade stockpiles are currently being processed and all ore is expected to be fully processed within the life of mine. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity, and mine design.

         Stockpiles are measured by estimating the number of tons (via truck counts and/or in-pit surveys of the orebody before stockpiling) added and removed from the stockpile, the number of contained ounces (based on assay data) and the recoverability percentage (based on the historical recovery rates of the processing plant). Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation and amortization relating to the mining operations. Value is

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

         added to the stockpile based on the current mining cost per ton plus applicable depreciation and amortization and removed at the average cost per recoverable ounce of gold in the stockpile.

         In-process inventories represent materials that are currently in the process of being converted to saleable product. In-process material is measured based on assays of the material fed to process and the projected recovery of the plant. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine or stockpile plus the in-process conversion costs, including applicable depreciation relating to the plant facility, incurred at that point in the process.

         EXPLORATION COSTS are expensed as incurred. Costs related to property acquisitions are capitalized.

         UNDEVELOPED PROPERTIES upon which the Group has not performed sufficient exploration work to determine whether significant mineralization exists, are carried at original cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights have diminished below cost, a write-down is recorded.

         DEVELOPMENT COSTS AND MINE PLANT FACILITIES relating to existing mines are capitalized. Development costs consist primarily of direct expenditure to develop an ore body for economic exploitation and to expand the production capacity of existing operating mines. Following the completion of a bankable feasibility study, development costs, which include interest on borrowed funds, used to place new mines into production and to complete major development projects at operating mines are capitalized. Ongoing costs to maintain production are expensed as incurred.

         DEFERRED STRIPPING COSTS : The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tonnes to be mined, to anticipated future ore tonnes to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the period. The remaining life of the open-pit mine operations where the Group defers mining costs is 7 years, which represents the time period over which the deferred stripping costs will be amortized. The amortization of deferred stripping costs is reflected in the statement of operations over the remaining life of the open-pit mine operations so that no unamortized balance remains at mine closure. Cash flows from the Group's open pit operations are reviewed regularly, and at least annually, for the purpose of assessing whether any write downs to the deferred stripping cost balances are required.

         The deferred stripping accounting method is generally accepted in the mining industry when mining operations have diverse grades and waste-to-ore ratios; however industry practice does vary. Deferred stripping matches the costs of production with the sale of such production at the Group's operation where it is employed, by assigning each ounce of gold with an equivalent amount of waste removal cost. If the Group were to expense stripping costs as incurred, there could be greater volatility in the Group's period-to-period results of operations.

         The Group has classified these costs as "Other Long-Term Assets" on the Consolidated balance sheet. Deferred stripping costs is the only component of "Other Long-Term assets". Total deferred stripping costs as at December 31, 2002 and 2001 were $7.4 million and $2.4 million

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

         respectively. Additions to deferred stripping costs are included as "Transfer to Deferred Stripping Costs" in the Consolidated Statement of Operations and amounted to $5 million, $2.0 million and $0.4 million in the years ended December 31, 2002, 2001 and 2000, respectively.

         DEPRECIATION AND AMORTIZATION: Long-lived assets include mining properties, mine development cost and mine plant facilities. These assets have useful economic lives which equal or exceed that of the life of the mine. Depreciation and amortization are therefore charged over the life of the mine based on estimated ore tonnes contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits.

         Short-lived assets which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of two to five years.

         MINING PROPERTY EVALUATIONS: Recoverability of the long-term assets of the Company, which include development costs, deferred stripping costs and undeveloped property costs, together with other current assets, is reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining if the asset can be recovered, the Company compares the value in use amount to the carrying amount. If the carrying amount exceeds the value in use amount, the Company will record an impairment charge in the income statement to write down the asset to the value in use amount. To determine the value in use amount, management makes its best estimate of the future cash inflows that will be obtained each year over the life of the mine and discounts the cash flow by a rate that is based on the time value of money adjusted for the risk associated with the applicable project.

         Management's best estimate includes only those projections which it believes are reliable, and which based upon past experience, it has the ability to accurately forecast. These estimates are subject to risks and uncertainties including future metal prices. In addition, other factors that management can control may turn out differently than that projected and could have an effect on the determination of the value in use amount. It is therefore reasonably possible that changes could occur which may affect the recoverability of the mining assets.

         REHABILITATION COSTS: The net present value of future rehabilitation costs estimates is recognized and provided for in the financial statements and capitalized to mining assets on initial recognition. Due to the nature of mining operations, initial recognition is at the time of first production and thereafter as and when additional environmental disturbances are created. The estimates are reviewed annually to take into account the effects of inflation and changes in the estimates and are discounted using rates that reflect the time value of money.

         Annual increases in the provision are charged to income and consist of finance costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalized to mining assets against an increase in rehabilitation provision. The rehabilitation asset is amortized as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

         Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and reasonably estimable.

         PROVISIONS are recognized when the Company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

         benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

         GOLD SALES: Revenue arising from gold sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

         INTEREST is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity.

         DERIVATIVES: The Company adopted International Accounting Standard 39 ("IAS 39"). "Financial Instruments: Recognition and Measurement" effectively January 1, 2001.

         Previously gains and losses on derivative instruments, which effectively established minimum prices for designated future production were recognized in revenue when the planned production was delivered. Derivatives which were not designated to future production were accounted for on a mark-to-market basis and the associated gains and losses were immediately recognized in income.

         Currently all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

         On the date a derivative contract is entered into, the Company designates the derivative for accounting purposes as either a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). Certain derivative transactions, while providing effective economic hedges under the Company's risk management policies, do not qualify for hedge accounting.

         Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognized directly in equity. Amounts deferred in equity are included in the income statement in the same periods during which the hedge firm commitment or forecasted transaction affects net profit or loss.

         Recognition of derivatives which meet the criteria for the normal purchases, normal sales exception are deferred until settlement.

         Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement.

         The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments for forecasted transactions. The Company formally assesses, both at the hedge inception and at the end of each reporting period, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

         With the adoption of the Accounting Standard at January 1, 2001, certain of the Company's derivatives qualified for cash flow hedge accounting. The effect on the opening and subsequent year's reserves has been disclosed in the consolidated statement of changes in shareholders'

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

         equity. Certain of the Company's derivatives did not qualify for hedge accounting. The effect was disclosed as an adjustment to accumulated losses in the statements of consolidated shareholder's equity.

         PROVIDENT FUNDS AND OTHER EMPLOYEE BENEFITS: Provident funds, which are defined contribution plans are funded through monthly contributions which are charged to income statement as incurred.

         INCOME AND MINING TAXES: The Company follows the comprehensive liability method of accounting for income and mining taxes, whereby deferred income and mining taxes are recognized for the tax consequences of timing differences, by applying current statutory tax rates to differences between financial statement amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which result in deductible amounts in future periods, but only to the extent it is probable that sufficient taxable profits will be available against which these differences can be utilized.

         Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

         EARNINGS PER SHARE is computed by dividing net income by the weighted average number of ordinary shares in issue during the year/period.

         FULLY DILUTED EARNINGS PER SHARE is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

3.   INCOME AND MINING TAXES

         The Company is not subject to income tax in Jersey. The operating joint venture, Morila, benefits from a five year tax holiday in Mali. The tax holiday of Morila expires on November 1, 2005. The benefit of the tax holiday to the Company was to increase its net income by $31.7 million, $11.3 million and 2.8 million, due to not incurring its share of Morila's tax expense for the years ended December 31, 2002, 2001 and 2000 respectively. Accordingly had the Company not benefited from the tax holiday in Mali, earnings per share would have been reduced by $1.26, $0.37 and $0.09 for the years ended December 31, 2002, 2001and 2000 respectively. Thus, the tax accounting for the Group on a consolidated basis reflects the tax accounting for its suspended operation, Somisy. Under Malian tax law, income tax is based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.

3.1      CURRENT TAX

         The tax charge for the years ended December 31, 2001 and 2000 included in suspended operations, represents minimum Mali tax. No tax liability has accrued in the year ended December 31, 2002 based on Malian tax law.

                                                                                 2002           2001            2000
                                                                                $'000          $'000           $'000
                                                                       --------------  -------------  --------------
         CURRENT
         Income and mining tax on suspended operations                              -          (126)           (363)
         Income and mining tax on continuing operations                             -              -               -
                                                                       --------------  -------------  --------------
         Total current income and mining taxes                                      -          (126)           (363)
                                                                       ==============  =============  ==============

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         Major items causing the Company's actual income tax charge to differ from the standard charge as follows:

                                                                                 2002           2001            2000
                                                                                $'000          $'000           $'000
                                                                       --------------  -------------  --------------
         Tax at statutory rate                                                      -              -               -
         Minimum tax payable on Malian mining operations                            -          (126)           (363)
                                                                       --------------  -------------  --------------
         Total income and mining taxes                                              -          (126)           (363)
                                                                       ==============  =============  ==============

3.2      DEFERRED INCOME AND MINING TAX LIABILITIES AND ASSETS ARE MADE UP AS
         FOLLOWS:

                                                                                 2002           2001            2000
                                                                                $'000          $'000           $'000
                                                                       --------------  -------------  --------------
         Deferred income and mining tax liabilities
         -  depreciation and amortization
         Gross deferred income and tax assets:                                      -              -               -
         -  assessable tax loss carry forwards                               (125,057)      (118,500)        (98,100)
         -  provisions including rehabilitation accruals                       (2,600)        (2,000)         (6,606)
                                                                       --------------  -------------  --------------
         Gross deferred income and mining tax assets                         (127,657)      (120,500)       (104,706)
         Deferred income and mining tax asset valuation
         Allowances                                                           127,657        120,500         104,706
                                                                       --------------  -------------  --------------
         Net deferred income and mining tax assets                                  -              -               -
                                                                       --------------  -------------  --------------
         Net deferred income and mining tax liability                               -              -               -
                                                                       ==============  =============  ==============

         The operations at Syama have assessable non-capital tax loss carry forwards of $125 million, $118.5 million and $101.5 million at December 31, 2002, 2001 and 2000 respectively and capital expenditure carry forwards of $78.8 million, $81.3 million and $78.2 million at December 31, 2002, 2001 and 2000 respectively for deduction against future mining income. The assessable non-capital tax loss carry forwards do not expire [and can be utilized for any future taxable mining income generated in Mali by Somisy SA. The capital expenditure carry forward losses are available only for the Syama operations and expire within five years as follows (in millions):

                  Fiscal 2003     .......................................  28.4
                  Fiscal 2004     .......................................  23.6
                  Fiscal 2005     .......................................  17.3
                  Fiscal 2006     .......................................  8.6
                  Fiscal 2007     .......................................  0.9

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



4.       EARNINGS PER SHARE

                                                                             FOR THE YEAR ENDED DECEMBER 31, 2002
                                                                    ----------------------------------------------------
                                                                         INCOME                                PER SHARE
                                                                          $'000                  SHARE            AMOUNT
                                                                    (NUMERATOR)          (DENOMINATOR)                 $
                                                                    -----------          -------------         ---------
         BASIC EARNINGS PER SHARE
         Shares outstanding January 1, 2002                                                 22,461,630
         Weighted number of shares issued                                                    2,686,190
                                                                    -----------          -------------         ---------
         Income available to shareholders                                65,728             25,147,820             2.61
                                                                    ===========          =============         =========
         EFFECT OF DILUTIVE SECURITIES
         Stock options issued to employees                                                     260,913
                                                                    -----------          -------------         ---------
         Fully diluted earnings per share                                65,728             25,408,733             2.59
                                                                    ===========          =============         =========


                                                                             FOR THE YEAR ENDED DECEMBER 31, 2001
                                                                    ----------------------------------------------------
                                                                         INCOME                                PER SHARE
                                                                          $'000                  SHARE            AMOUNT
                                                                    (NUMERATOR)          (DENOMINATOR)                 $
                                                                    -----------          -------------         ---------
         BASIC EARNINGS PER SHARE
         Shares outstanding January 1, 2001                                                 33,076,629
         Weighted average number of shares bought back                                      (2,903,100)
         Weighted number of shares issued                                                      344,117
                                                                    -----------          -------------         ---------
         Income available to shareholders                                17,759             30,517,646             0.58
                                                                    ===========          =============         =========
         EFFECT OF DILUTIVE SECURITIES
         Stock options issued to employees                                                     244,259
                                                                    -----------          -------------         ---------
         Fully diluted earnings per share                                17,759             30,761,905             0.57
                                                                    ===========          =============         =========


                                                                             FOR THE YEAR ENDED DECEMBER 31, 2000
                                                                    ----------------------------------------------------
                                                                         INCOME                                PER SHARE
                                                                    (NUMERATOR)                  SHARE            AMOUNT
                                                                          $'000          (DENOMINATOR)             $'000
                                                                    -----------          -------------         ---------
         BASIC EARNINGS PER SHARE
         Shares outstanding January 1, 2000                                                 33,056,416
         Weighted average number of shares bought back                                               -
         Weighted number of shares issued                                                        5,793
                                                                    -----------          -------------         ---------
         Income available to shareholders                                24,361             33,062,209             0.74
                                                                    ===========          =============         =========
         EFFECT OF DILUTIVE SECURITIES
         Stock options issued to employees                                                     232,243
                                                                    -----------          -------------         ---------
         Fully diluted earnings per share                                24,361             33,294,452             0.73
                                                                    ===========          =============         =========

5        RESTRICTED CASH

                                                    2002       2001
                                                   $'000      $'000
                                                   -----      -----
         Debt service reserve                      4,526      4,474
                                                   4,526      4,474


         The debt service reserve account relates to the N.M Rothschild & Son Limited debt service reserve account. This amount is held in escrow for partial repayment of the Morila project loan. Refer to Note 13.2.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)





6.       RECEIVABLES

                                                     2002                 2001
                                                    $'000                $'000
                                                  -------              -------
         Trade                                      6,089                2,405
         Taxation debtor                            3,057                3,393
         Other                                      5,004                8,038
         Owing by related party                       112                    -
         Syama equipment debtors                        -                2,722
                                                  -------              -------
                                                   14,262               16,558
                                                  =======              =======


7.       INVENTORIES

                                                     2002                 2001
                                                    $'000                $'000
                                                  -------              -------
         Consumable stores                          9,050                7,417
         Ore stockpiles                             2,191                1,313
         Gold in process                              360                1,013
                                                  -------              -------
                                                   11,601                9,743
                                                  =======              =======


         Included in consumable stores are US$3.0 million (2001: US$2.9 million) of inventories which related to the Syama mine which are carried at estimated net realizable value.

8.       PROPERTY, PLANT AND EQUIPMENT

         Mine properties, mine development costs, mine plant facilities and equipment.

                                                     2002                 2001
                                                    $'000                $'000
                                                  -------              -------
         Cost
         At beginning of year                     163,076              153,537
         Additions                                  6,082               14,650
         Disposals                                   (618)              (5,111)
                                                  -------              -------
                                                  168,540              163,076
         Accumulated depreciation
         At beginning of year                      83,339               76,242
         Charge for the year                        8,765                7,097
                                                  -------              -------
                                                   92,104               83,339
                                                  -------              -------
         NET BOOK VALUE                            76,436               79,737
                                                  =======              =======


         LONG-LIFE ASSETS

         Long-life assets are those assets which are amortized over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was $61.9 million as at December 31, 2002 (2001: $65.2 million).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




         SHORT LIFE ASSETS

         Short life assets are those assets which are amortized over their useful life and are comprised of motor vehicles and other equipment. The net book value of these assets was $4.9 million as at December 31, 2002 (2001: $4.9 million).

         UNDEVELOPED PROPERTY

         Included in property, plant and equipment are undeveloped property costs of $9.7 million (2001: $9.7 million).

         Accumulated depreciation is not adjusted upon recognition of an impairment charge, as by adjusting the impairment charge against the historical cost of property, plant and equipment, the net carrying value of property, plant and equipment is adjusted to its recoverable amount.

9.       OTHER LONG-TERM ASSETS

                                                      2002    2001
                                                     $'000   $'000
                                                     -----   -----
         DEFERRED STRIPPING COSTS:
         Opening balance                             2,359     368
         Additions during the year                   5,053   1,991
                                                     -----   -----
         Closing balance                             7,402   2,359
                                                     =====   =====

         The deferred stripping balances at the end of 2002 and 2001 pertain to the Morila mine. In terms of the life of mine plan, pre-stripping is performed in the earlier years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred to those years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping were 3.68 in 2002 and 4.26 in 2001. These stripping ratios were calculated taking into account the actual strip ratios achieved of 7.15 and 5.86 for 2002 and 2001 respectively.

10.      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                        2002      2001
                                                    --------  --------
                                                       $'000     $'000
         Trade                                         2,926     4,264
         Payroll and other compensation                4,475       132
         Rolls-Royce Power Ventures                        -     4,000
         Other                                         3,027     1,841
         Owing to holding company                         99       185
         Related parties                                 311       429
                                                      ------    ------
                                                      10,838    10,851
                                                      ======    ======

         On December 16, 2002, the Company entered into a settlement agreement with Rolls-Royce to end the dispute relating to the failure of the Syama power plant under a 10 year finance lease agreement for $5.3 million. Under the settlement agreement the Company has paid $2.7 million in December 2002 and will pay $1.3 million in 2003 and $1.3 million in 2004 respectively. The outstanding balance is disclosed under note 13.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




11.      BANK OVERDRAFT

         The Bank overdraft is a Communaute Financiere Africaine Franc denominated facility with the Banque de Developpement du Mali, is unsecured and bears interest at a fixed rate of 10.25% (2001: 10.25%). $1.2 million (2001: $1.7 million) of the 1 billion FCFA ($1.5 million) facility was drawn down.

12.      PROVISION FOR ENVIRONMENTAL REHABILITATION

                                                        2002           2001
                                                       $'000          $'000
                                                       -----          -----
         Accrued rehabilitation costs                  4,972          4,340
                                                       =====          =====

         The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the cost of borrowing.

         While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that the remaining costs for the Syama mine, in current monetary terms, will be US$2.6 million which has increased by US$0.6 million compared to 2001 based on an updated assessment performed during the year by Steffen, Robertson and Kirsten, independent environmental experts and is expected to be incurred over the next twelve months. Current rehabilitation costs related to Morila are estimated to be US$8.4 million, the majority of which will only be expended in nine years time.

         Although limited environmental rehabilitation regulations currently exist in Mali to govern the mines, management has based the environmental rehabilitation accrual using the standards as set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the Group's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

         The Company is committed to rehabilitation of its properties and to ensure that it is adequately provided to do so it makes use of independent environmental consultants to advise it and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate.

         There are no unasserted claims reflected in either of the provisions for Syama or Morila.

         While the ultimate clean-up costs may be uncertain, there are no uncertainties with respect to joint and several liability that may affect the magnitude of the contingency at either Syama or Morila as the extent of these obligations are clearly defined in their respective mining conventions.

         The total cost of rehabilitation is estimated at $11 million, $2.6 million of which relates to Syama and will be spent within the next twelve months and $8.4 million of which relates to Morila and the majority of which will only be spent after nine years.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




         There are no other potentially responsible parties to consider for cost sharing arrangements.

         The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.

13.      LONG-TERM LIABILITIES

                                                                                                 2002               2001
                                                                                                $'000              $'000
                                                                                             --------           --------
         Syndicated term loan and revolving facility                    13.1                        -             33,000
         Morila project loan                                            13.2                   14,538             26,372
         Morila finance lease                                           13.3                    7,642              8,272
         BRGM                                                           13.4                      833                727
         Morila Air Liquide finance lease                               13.5                    1,529                  -
         N.M Rothschild loan                                            13.6                    1,841                  -
         Rolls-Royce Power Ventures                                     13.7                    2,650                  -
                                                                                             --------           --------
                                                                                               29,033             68,371
         Less : Current portion disclosed under current liabilities                            (9,726)           (11,224)
                                                                                             --------           --------
                                                                                               19,307             57,147
                                                                                             ========           ========

13.1     SYNDICATED TERM LOAN AND REVOLVING FACILITY

         NM Rothschild & Sons Limited acting as agent for a consortium of banks comprising a syndicated loan facility of $25 million term loan and $10 million revolving credit facility as follows:

         i) The syndicated term loan facility of $25 million was repaid in full during 2002 financial year.

         ii) The syndicated revolving facility of $10 million was repaid in full during 2002 financial year.

         The $10 million revolving facility which was raised under the syndicated term loan and revolving facility and fully repaid in November 2002, has been increased to US$20 million and remained undrawn at the year end.


13.2     MORILA PROJECT LOAN

         NM Rothschild & Sons Limited is acting as agent for a consortium of banks for the Morila Project loan. The loan bears interest at US three month LIBOR plus 2% per annum. The loan will be repaid over 5 years commencing on 30 June 2001 and is collateralized over the assets of the Morila project whose book value at December 31, 2002 amounted to $103.4 million (2001: $79.5 million). Additionally the Company has pledged its interest in Morila Limited and related assets and Morila Limited has pledged its interest in Morila and related assets to secure Morila's obligations under this loan. It is non-recourse to the Company. The weighted average interest rate for the year ended December 31, 2002 was 4.05% (2001: 5.73%).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




         Under the terms of this loan, the Company is required to enter into certain gold price forward sales and option contracts in respect of approximately 25% - 30% percent of Morila's first five years of production.

         Various debt covenants apply to the loan, including:

         o Hedging arrangements as stipulated by NM Rothschild will be put into place. The Company will provide evidence to the effect that Morila Limited or AngloGold Limited has entered into committed hedging agreements and that the proceeds of sale of gold are sufficient to ensure that, as at all calculation dates scheduled, no default would have occurred;

         o        Limitations on material assets disposals and acquisitions;

         o No declaration, payment or distribution of dividends without approval;

         o        Maintain insurance with reputable insurance companies;

         o Establish the Debt Service Reserve Account with the minimum credit balance on all dates equal to the aggregate principal amount of and interest accruing on the loan and the aggregate amount of premium accruing in connection with the Political Risk Insurance during the six month period commencing on such date;

         o No other long-term indebtedness (other than noted below) is to be incurred regarding the Morila project;

         o No indebtedness shall exceed $2 million incurred by way of capital leases other than the contractor for the development of the mine and the Rolls-Royce power plant;

         o        The Government of Mali principal indebtedness in Morila S.A.
                  is not to exceed the original $1.6 million as stipulated in the Convention;

         o Certain financial ratios need to be adhered to throughout the loan agreement.

13.3     MORILA FINANCE LEASE

         Morila finance lease relates to five generators leased from Rolls-Royce for Morila. The lease is repayable over ten years commencing 1 April 2001 and bears interest at a variable rate of which as at December 31, 2002 was approximately 15.54% per annum (December 31, 2001: 17.86%). The lease is collateralized by plant and equipment whose net book value at December 31, 2002 amounted to $8.1 million (2001: $6.4 million). Average lease payments of $0.8 million are payable in installments over the term of the lease. The Company has together with AngloGold Limited jointly guaranteed the repayment of this lease.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




13.4     BRGM

         The Bureau de Recherches Geologiques et Minieres ("BRGM") loan is uncollateralised and bears interest at the base rate of The Central Bank of Western African States plus 2% per annum. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans.

13.5     MORILA AIR LIQUIDE FINANCE LEASE

         Morila Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing 1 December 2000 and bears interest at a variable rate which as at December 31, 2002 was approximately 17% per annum. The lease is collateralized by the gas producing equipment whose net book value at December 31, 2002 amounted to $1.3 million.

13.6     N.M. ROTHSCHILD LOAN

         On August 28, 2002 the Syama hedge transactions were closed through a cancellation agreement with N.M. Rothschild & Sons Limited. On that date the Company agreed to buy gold call options to offset existing positions with N.M. Rothschild & Sons Limited comprising sold call 148,500 oz at $353/oz at a cost of $1,805,760. In lieu of the existing premium due N.M. Rothschild & Son Limited agreed to lend to the Company the sum of $1,805,760 on a pre-agreed repayment schedule to repay the loan monthly through the 2004 financial year. The loan interest was accrued and fixed at the prevailing LIBOR rate plus 3% per annum.


13.7     ROLLS-ROYCE POWER VENTURES

         The Rolls-Royce Power Ventures loan relates to the settlement reached in respect of the Syama Power Supply Contract. As at December 31, 2002 a total liability of $2.7 million was outstanding, after an initial payment of $2.7 million in December 2002 was made. In terms of the Settlement Agreement the outstanding balance will bear interest at LIBOR plus 2% per annum on the outstanding balance and be paid in two equal payments plus interest in December 2003 and December 2004. Refer to note 10 for further details.


13.8     MATURITIES

         The long-term liabilities mature over the following periods:

                                                             2002         2001
                                                            $'000        $'000
                                                         --------      -------
            Year ending December 31, 2002                       -       11,224
            Year ending December 31, 2003                   9,726       14,593
            Year ending December 31, 2004                  11,380       15,770
            Year ending December 31, 2005                   1,064       21,408
            Year ending December 31, 2006                   1,122          954
            Year ending December 31, 2007                   1,158        1,122
            Thereafter                                      4,583        3,300
                                                         --------      -------
                                                           29,033       68,371
                                                         ========      =======

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)





14.      LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES

                                                             2002         2001
                                                            $'000        $'000
                                                         --------      -------
         SOMISY  14.1
         International Finance Corporation
         - principal amount                                     -        7,129
         Government of Mali - principal amount              4,345        4,345
                                                         --------      -------
                                                            4,345       11,474
         International Finance Corporation
         Deferred interest                                      -        5,201
         Government of Mali - deferred interest             3,221        3,221
                                                         --------      -------
                                                            3,221        8,422
                                                         --------      -------
                                                            7,566       19,896
         SOMILO  14.2
         Government of Mali - principal amount                436          436
         -  deferred interest                               1,504        1,293
                                                         --------      -------
                                                            1,940        1,729
                                                         --------      -------
         Total Somisy and Somilo                            9,506       21,625
                                                         ========      =======


         Losses of Somisy and Somilo have been attributed to the minority shareholders as their loans are not repayable until there is "net available cash". In the event of a liquidation of Somisy and Somilo the shareholders loans and deferred interest are not guaranteed.

14.1     SOMISY

         The loans to Somisy are uncollateralized and the principal portion was repayable in full on December 15, 2003 provided there was "net cash available" (as defined in the loan agreements) in Somisy.

         The original terms of the loans provide for interest, payable monthly at an average three month $ LIBOR plus 2%. All or part of the interest due could be deferred if "net cash available" was insufficient to pay in full. Deferred interest also incurred interest at the stated rate. To date, no interest has been paid. Interest has been waived by mutual agreement between the parties as of May 2001 due to the suspended status of the operation.

         Under the terms of the loans, the minority shareholders have a binding agreement not to claim payment on these loans until they have made good their share of the acccumulated loss. Unless there is net cash available at the loan settlement date, the loan will be discharged to the extent of the minority shareholders share of the accumulated losses.

         The Company purchased the IFC holding of 5% in July 2002 for a nominal amount, thereby acquiring the IFC loan interest in Syama, and accordingly reduced minority interests and shareholders' loan as appropriate. The loan is treated as an inter-company balance and is eliminated on consolidation.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




14.2     SOMILO

         The Government of Mali loan to Somilo is uncollateralized and bears interest at the base rate of the Central Bank of West African States plus 2%. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans.

15.      LIABILITIES ON FINANCIAL INSTRUMENTS

                                                          2002          2001
                                                         $'000         $'000
                                                       -------       -------
         Mark to market of speculative
         Financial instruments at year-end  15.1         (761)           707
         Financial instrument liability  15.2            8,291         1,745
                                                       -------       -------
                                                         7,530         2,452
                                                       =======       =======

15.1 This reflects the mark-to-market adjustment on those derivative instruments which do not, under the Group's accounting policy, qualify for hedge accounting. These derivative instruments are further detailed in note 21.

15.2 The financial instrument liability relates to Morila derivative instruments which qualify for hedge accounting. These derivative instruments are further detailed in note 21.

16.      PENSION AND PROVIDENT FUNDS

         The Company contributes to several defined contribution provident funds. The provident funds are funded on the "money accumulative basis" with the members' and Company contributions having been fixed in the constitutions of the funds.

         All the Company's employees are covered by the abovementioned retirement benefit plans other than those directly employed by Somisy and Morila. Retirement benefits for employees of Somisy and Morila are provided by the Mali state social security system to which the Company and employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended December 31, 2002 and December 31, 2001 amounted to $0.2 million and $0.3 million respectively.

17.      SEGMENTAL INFORMATION

         The Company's mining and exploration activities are conducted in West Africa. An analysis of the Company's business segments, excluding intergroup transactions, is set out below.

         In January 2001, the Company announced suspension of mining operations at Syama and put the mine on care and maintenance. Processing of Stockpiles continued until early December 2001, when the operation was placed on full care and maintenance. Syama's results are disclosed separately in the table below.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



         A)       YEAR ENDED DECEMBER 31, 2002

                                                             GROUP'S 40%
                                                              SHARE OF           SYAMA         CORPORATE AND
                                                             MORILA MINE         (MALI)         EXPLORATION         TOTAL
                                                                $'000            $'000             $'000            $'000
                                                             -----------        -------        -------------      ---------
PROFIT AND LOSS
Gold sales                                                       131,440              -                    -        131,440
Mine production costs                                           (22,234)              -                    -       (22,234)
                                                             -----------        -------        -------------      ---------
Mining operating profit/(loss)                                   109,206              -                    -        109,206
Royalties                                                        (9,185)              -                    -        (9,185)
Interest expense                                                 (2,631)              -              (1,055)        (3,686)
Interest received                                                    195              -                   30            225
Depreciation and amortization                                    (8,578)              -                (187)        (8,765)
Gain on financial instruments                                        429          (775)                    -          (346)
Other income/(expenses)                                              295        (4,777)                (773)        (5,255)
Exploration and corporate expenditure                              (575)              -             (16,111)       (16,686)
                                                             -----------        -------        -------------      ---------
Income/(loss) before tax and minority interest                    89,156        (5,552)             (18,096)         65,508
Tax and minority interest                                              -              -                  220            220
                                                             -----------        -------        -------------      ---------
Net income/(loss)                                                 89,156        (5,552)             (17,876)         65,728
                                                             ===========        =======        =============      =========
CAPITAL EXPENDITURE                                                5,464              -                    -          5,464
TOTAL ASSETS                                                     116,720          8,571               48,567        173,858
TOTAL EXTERNAL LIABILITIES                                        44,213          8,375                2,285         54,873
NET CASH FLOWS GENERATED BY/(UTILIZED IN) OPERATIONS              88,112        (5,012)             (12,467)         70,633
DIVIDENDS                                                       (56,800)              -               56,800              -
NET CASH FLOWS GENERATED BY/(UTILIZED IN)
INVESTING ACTIVITIES                                             (5,538)              -                 (22)        (5,516)
NET CASH (UTILIZED IN)/GENERATED FROM FINANCING ACTIVITIES      (10,663)          5,559              (7,065)       (12,169)
NET INCREASE IN CASH AND EQUIVALENTS                              15,111            547               37,290         52,948
NUMBERS OF EMPLOYEES                                                   -             19                  101            120

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



         B)       YEAR ENDED DECEMBER 31, 2001

                                                             GROUP'S 40%
                                                              SHARE OF           SYAMA         CORPORATE AND
                                                             MORILA MINE         (MALI)         EXPLORATION         TOTAL
                                                                $'000            $'000             $'000            $'000
                                                             -----------        -------        -------------      ---------
PROFIT AND LOSS
Gold sales                                                        67,431         16,723                    -         84,154
Termination costs related to closure of Syama                          -        (1,470)                    -        (1,470)
Mine production costs                                           (21,017)       (23,867)                    -       (44,884)
                                                             -----------        -------        -------------      ---------
Mining operating profit/(loss)                                    46,414        (8,614)                    -         37,800
Royalties                                                        (4,748)        (1,053)                    -        (5,801)
Interest expense                                                 (2,277)        (1,009)                (781)        (4,067)
Interest received                                                    243              -                2,050          2,293
Depreciation and amortization                                    (6,815)              -                (282)        (7,097)
Gain on financial instruments                                      (214)          7,638                    -          7,424
Other income/(expenses)                                            (344)        (4,709)                1,039        (4,014)
Exploration and corporate expenditure                                 70              -              (9,379)        (9,309)
                                                             -----------        -------        -------------      ---------
Income/(loss) before tax and minority interest                    32,329        (7,747)              (7,353)         17,229
Tax and minority interest                                              -            260                  270            530
                                                             -----------        -------        -------------      ---------
Net income/(loss)                                                 32,329        (7,487)              (7,083)         17,759
                                                             ===========        =======        =============      =========
CAPITAL EXPENDITURE                                                9,795          2,805                1,382         13,982
TOTAL ASSETS                                                      89,329         14,246               15,979        119,554
TOTAL EXTERNAL LIABILITIES                                        40,770         13,214               35,073         89,057
DIVIDENDS                                                        (6,400)              -                6,400              -
NET CASH FLOWS GENERATED BY/(UTILIZED IN)
INVESTING OPERATIONS                                              26,838        (8,810)                3,242         21,270
NET CASH FLOWS GENERATED BY/(UTILIZED IN) ACTIVITIES            (13,757)        (3,668)                3,412       (14,013)
NET CASH (UTILIZED IN)/GENERATED FROM FINANCING ACTIVITIES       (8,613)          8,453             (63,919)       (64,079)
NET DECREASE IN CASH AND EQUIVALENTS                             (1,932)        (4,025)             (50,865)       (56,822)
NUMBERS OF EMPLOYEES                                                   -             25                  140            165

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




         C)       YEAR ENDED DECEMBER 31, 2000

                                                             GROUP'S 40%
                                                              SHARE OF           SYAMA         CORPORATE AND
                                                             MORILA MINE         (MALI)         EXPLORATION         TOTAL
                                                                $'000            $'000             $'000            $'000
                                                             -----------        -------        -------------      ---------
PROFIT AND LOSS
Gold sales                                                        15,168         48,613                    -         63,781
Mine production costs                                            (4,078)       (54,100)                    -       (58,178)
                                                             -----------        -------        -------------      ---------
Mining operating profit/(loss)                                    11,090        (5,487)                    -          5,603
Royalties                                                          (909)        (2,809)                    -        (3,718)
Interest expense                                                 (1,294)        (3,233)             (10,347)       (14,874)
Interest received                                                      -              -                2,167          2,167
Write down due to impairment                                           -       (74,606)                    -       (74,606)
Depreciation and amortization                                      (964)       (11,244)                    -       (12,208)
Gain on financial instruments                                          -          3,602                    -          3,602
Profit on sale of 40% of Morila                                        -              -              124,979        124,979
Other income/(expenses)                                                1          5,181              (2,154)          3,028
Exploration and corporate expenditure                                  -              -             (10,870)       (10,870)
                                                             -----------        -------        -------------      ---------
Income/(loss) before tax and minority interest                     7,924       (88,596)              103,775         23,103
Tax and minority interest                                              -          1,111                  147          1,258
                                                             -----------        -------        -------------      ---------
Net income/(loss)                                                  7,924       (87,485)              103,922         24,361
                                                             ===========        =======        =============      =========
CAPITAL EXPENDITURE                                               61,074          4,456                  320         65,850
TOTAL ASSETS                                                      85,812         23,931               68,728        178,471
TOTAL EXTERNAL LIABILITIES                                        48,273         28,000                5,354         81,627
NET CASH FLOWS GENERATED BY/(UTILIZED IN)
INVESTING OPERATIONS                                               3,728       (55,826)               18,558       (33,540)
NET CASH FLOWS GENERATED BY/(UTILIZED IN) ACTIVITIES               1,620         13,088               50,179         64,887
NET CASH (UTILIZED IN)/GENERATED FROM FINANCING ACTIVITIES         1,613         39,845             (13,613)         27,845
NET DECREASE IN CASH AND EQUIVALENTS                               6,961        (2,893)               55,124         59,192
NUMBERS OF EMPLOYEES                                                   9            468                  142            619

18.      IMPAIRMENT OF LONG TERM ASSETS -- SYAMA MINE

         In view of the continued operating costs being higher than the gold price, the future cash flows of the Syama mine were lower than the net carrying value of its long-term assets. Impairment write-downs amounting to $ nil in 2002 and 2001, $74.6 million in 2000 and $45.0 million in 1999 were made against the long-term assets of Syama. These represented the excess of the book value of long-term assets over the net present value of the future cash flow of the Syama mine, and were calculated as follows:

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)





                                                        2002     2001      2000
                                                       $'000    $'000     $'000
                                                       -----    -----    ------

         Property, plant and equipment (Syama) - net       -        -    53,548
         Ore stockpiles                                    -        -     4,465
         Insurance spares                                  -        -    10,815
         Other receivables                                 -        -     5,778
                                                       -----    -----    ------
                                                           -        -    74,606
                                                       -----    -----    ------
         Net present value of Syama cash flows
         Impairment write down                             -        -    74,606
                                                       =====    =====    ======

         Accounted for as follows:
         Write-down of property, plant and equipment       -        -    53,548
         Write-down of insurance spares                    -        -    10,815
         Other receivables                                 -        -     5,778
         Ore stockpiles                                    -        -     4,465
                                                       -----    -----    ------
                                                           -        -    74,606
                                                       =====    =====    ======


At the end of 1999, Syama had a life of mine plan, based on an assumed reliable power supply and the anticipated performance of its newly commissioned expanded treatment facility. At that time, management expected the forecast throughput and recovery at Syama to be achievable with the installed equipment, given a reliable power supply.

In November 1998, on commissioning of the second phase of the Syama expansion program, power generation became problematic. In the first few months of 1999, several of the recently commissioned Fairbanks Morse generators failed, placing a strain on the aging Caterpillar plant. This prevented the achievement of a steady state of operation. It became apparent that Syama would not achieve its forecasted mine plan without an alternate source of power. During June 1999, Syama entered into an agreement with Rolls-Royce whereby Rolls-Royce undertook to maintain and operate the Fairbanks Morse power plant while installing their Allen 5012 units. The first unit arrived on site during October 1999 with a scheduled commissioning date of February 2000.

When further delays in commissioning of the Rolls-Royce power units were experienced in February 2000, the Company purchased four additional Caterpillar 3516 units at a cost of $0.36 million.

These events described above severely affected Syama's ability to meet its mine plan. As at December 31, 1999, the Company deemed that there were indications of impairment at the Syama operation and tested the Syama operation for impairment. The impairment charge was recognized using the value in use method based upon the following assumptions:

         o recoverable proven and probable reserves of 2.12 million ounces as at December 31, 1999, to be mined annually at a rate of 265,000 ounces over a period of 8 years;

         o sales price estimates based upon an average gold price of $300 per ounce or $636 million;

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




         o a discount rate of 8%, which represented Syama's cost of borrowings, plus an amount relating to the risks related to this project;

         o cash cost estimates based upon current working cost estimatees of $250 per ounce, or $530 million; and

         o capital cost estimates based upon current estimates of future development costs to mine the current proven and probable reserves of $8.3 million, of which $4.8 million related to the two Allen 5012 units and $3.5 million related to an upgrading of the plant.

A revised life of mine plan for the year 2000 was prepared based upon the imminent availability of the Rolls-Royce generated power. The revised mine plan indicated that with the timely supply of reliable power, the forecasted production levels could be achieved. However, during the second quarter of 2000, it became clear that the promised delivery of the reliable power supply from Rolls-Royce would not occur as planned, and in the third quarter of 2000 Syama instructed Rolls-Royce to remove their equipment from the operations. The Company made this request even though the contract with Rolls-Royce did not expressly provide that Rolls-Royce was in breach of the contract. At that time, Rolls-Royce was also on site at the Company under contract to operate the

Company's existing power plant. Rolls-Royce continued to attempt to commission their engines.

During the middle of 2000, due to the fact that Syama was still incurring operational losses and the lack of a reliable power supply, the Company revised the Syama mine plan. The Company deemed that there were indications of impairment at the Syama operation and tested the Syama operation for impairment. The impairment charge was recognized using the value in use method based upon the following assumptions:

         o recoverable proven and probable reserves of 1.68 million ounces as at June 30, 2000, to be mined annually at a rate of 240,000 ounces over a period of 7 years;

         o sales price estimates based upon an average gold price of $300 per ounce, or $504 million;

         o a discount rate of 8%, which represented Syama's cost of borrowings plus an amount relating to the risks related to this project; and

         o cash cost estimates based upon current working cost estimates of $250 per ounce, or $420 million.

The first Allen 5012 unit commenced testing in late November 2000 and RRPV claimed to have commissioned the number 2 Allen engine in January 2001. The Company disputed this claim, since power interruptions continued. During the Rolls-Royce power trials, plant availability was severely impaired as a result of the frequent power outages affecting the entire plant, which also resulted in equipment motor damage.

Syama had built up significant accumulated losses. With no apparent short-term solution to the power generation problems, Syama had already decided to scale back its operations in June 2000 and was attempting to run profitably at lower levels of production using its own, non-Rolls-Royce generators. The scaling back of operations continued in October 2000 with the development of a 30-month plan, which involved the extraction of the remaining exposed ore in the pit with limited waste stripping while the cessation of operations was considered.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




As at December 31, 2000, due to the fact that Syama was still incurring operational losses and the lack of a reliable power supply, the Company deemed that there were indications of impairment at the Syama operation and tested the Syama operation for impairment. The impairment charge was recognized using the value in use method based upon the following assumptions:

         o recoverable proven and probable reserves of 123,000 ounces as at December 31, 2000, to be mined over a period of 30 months;

         o sales price estimates based upon an average gold price of $290 per ounce or $35.7 million;

         o        a discount rate of 0%; and

         o cash cost estimates based upon current working cost estimates of $285 per ounce, or $35.1 million.

As the carrying value of the long-term assets exceeded the estimated future cash flows, an impairment write down was calculated.

In the first half of April 2001, following the catastrophic failure of the first Allen engine, Syama formally ended the contractual relationship with Rolls-Royce by rescinding the contract. The Company believes it was entitled to rescind the contract as a matter of law, although rescission was not an express remedy under the contract. Shortly following the rescission, Rolls-Royce made an informal oral offer to the Company to supply alternative power. The Company rejected the offer, as a scale back in operations removed the need for additional power. Rolls-Royce disputed the rescission of the contract, giving rise to litigation between the parties, which was settled during December 2002.

The Company never recognized a capital lease obligation in its financial statements in connection with its contract with Rolls-Royce because there was no obligation on the part of the Company to pay for either engine unless and until an engine was commissioned. None of the Rolls-Royce engines were ever commissioned.

19.      ADDITIONAL CASH FLOW INFORMATION

19.1     DISPOSAL OF SUBSIDIARIES

19.1.1   RANDGOLD RESOURCES MORILA LIMITED ("RRML")

         On July 3, 2000, the Group concluded the sale of 50% of its wholly owned subsidiary, RRML together with 50% of the shareholders' loan due to the Group by Morila for an aggregate cash consideration of $132 million. Morila was, at that date, 80% owned by RRML and 20% by the Mali Government. The book value of the Group's share of assets and liabilities disposed of were as follows:

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



                                                                           2000
                                                                          $'000
                                                                      ---------
Property, plant and equipment........................................    59,965
Accounts payable.....................................................   (3,512)
Accounts receivable..................................................     1,820
Cash and equivalents.................................................     1,263
Long-term loans and loans from outside shareholders in subsidiaries..  (52,515)
                                                                      ---------
                                                                          7,021
Sales price.......................................................... (132,000)
                                                                      ---------
Profit on sale....................................................... (124,979)
                                                                      =========


At the date upon which the Group consummated the sale of 40% of its interest in the Morila mine to AngloGold and in terms of the shareholder loan agreements, the minority shareholders have a binding agreement not to claim payment on these loans until there was "net cash available" within Morila, the loan could not be settled, and was deemed to be a permanent investment by the shareholder in Morila and treated as a component of Morila's shareholders equity.

20.      FAIR VALUE AND RISKS OF FINANCIAL INSTRUMENTS

         The Company's financial instruments are set out in note 21.

         In the normal course of its operations, the Company is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Company may enter into transactions which makes use of off-balance sheet financial instruments. They include mainly gold forward and gold option contracts.

20.1     CONCENTRATION OF CREDIT RISK

         The Company's financial instruments do not represent a concentration of credit risk because the Company sells its gold to and deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed and an adequate level of provision for doubtful debts is maintained.

         Gold bullion, the Group's principal product, is produced in Mali. The gold produced is sold to reputable gold refineries. Because of the international market for gold the Group believes that no concentration of credit risk exists with respect to the selected refineries to which the gold is sold.

20.2     FOREIGN CURRENCY AND COMMODITY PRICE RISK

         In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily South African rands and Communaute Financiere Africaine Franc). As a result, the Group is subject to transaction exposure from fluctuations in foreign currency exchange rates.

         Generally the Group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. These prices are in US dollars and do not expose the Group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the Company secures a floor price through simple forward contracts and options whilst maintaining significant

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




         exposure to spot prices. Approximately 20% of Morila's planned production has been sold forward for the years 2003 to 2004.

20.3     INTEREST RATES AND LIQUIDITY RISK

         Fluctuation in interest rates impact on the value of income received from short-term cash investments and interest payment relating to financing activities (including long-term loans), giving rise to interest rate risk.

         In the ordinary course of business, the Company receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. The Group has been able to in the past actively source financing through public offerings, shareholders loans and third party loans.

21.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding at December 31, 2002 and 2001. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                                                      DECEMBER 31, 2002       DECEMBER 31, 2001
                                                                    CARRYING       FAIR    CARRYING        FAIR
                                                                      AMOUNT      VALUE      AMOUNT       VALUE
                                                                       $'000      $'000       $'000       $'000
                                                                    --------      -----    --------       -----
         FINANCIAL ASSETS
         Cash and equivalents                                         59,631      59,631      6,683       6,683
         Restricted cash                                               4,526       4,526      4,474       4,474
         Receivables                                                  14,262      14,262     16,558      16,558
         FINANCIAL LIABILITIES
         Accounts payable                                             20,564      20,564     22,942      22,042
         Bank overdraft                                                1,170       1,170      1,708       1,708
         Long-term debt  (excluding loans from outside shareholders)
         Liabilities on financial instruments                         19,307      19,307     57,147      57,147
                                                                       7,530       7,530      2,452       2,452

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




         FINANCIAL INSTRUMENTS

         Details of on balance sheet gold derivative contracts as at December 31, 2002:


         ------------------------- ----------------------------------------- --------------------------------------------
                                             HEDGING INSTRUMENTS                        UNMATCHED INSTRUMENTS
         ------------------------- ----------------------------------------- --------------------------------------------
              MATURITY DATES          PUTS PURCHASED       FORWARD SALES       PURCHASED CALLS          CALLS SOLD
         ------------------------- -------------------- -------------------- --------------------- ----------------------
                                     OUNCES       $/OZ    OUNCES     $/OZ      OUNCES       $/OZ     OUNCES       $/OZ
                                   ---------- --------- --------- ---------- ----------- --------- ----------- ----------
         MORILA
         (attributable portion)

         December 31, 2003                 -         -    60,581        275      21,446       350           -          -
         December 31, 2004                 -         -    51,941        275      18,384       360           -          -
         ------------------------- ---------- --------- --------- ---------- ----------- --------- ----------- ----------

         And at December 31, 2001:

         ------------------------- ----------------------------------------- --------------------------------------------
                                             HEDGING INSTRUMENTS                        UNMATCHED INSTRUMENTS
         ------------------------- ----------------------------------------- --------------------------------------------
              MATURITY DATES          PUTS PURCHASED       FORWARD SALES       PURCHASED CALLS          CALLS SOLD
         ------------------------- -------------------- -------------------- --------------------- ----------------------
                                     OUNCES      $/OZ     OUNCES     $/OZ      OUNCES       $/OZ     OUNCES       $/OZ
                                   ---------- --------- --------- ---------- ----------- --------- ----------- ----------
         MORILA
         (attributable portion)
         December 31, 2002            24,000       275    67,296        275      23,822       340      24,000        310
         December 31, 2003                 -         -    60,581        275      21,446       350           -          -
         December 31, 2004                 -         -    51,591        275      18,384       360           -          -

         SYAMA
         Dec. 31, 2004                     -         -         -          -           -         -     148,500        353
         ------------------------- ---------- --------- --------- ---------- ----------- --------- ----------- ----------

         The total fair value of the above financial instruments as at December 31, 2002 was a loss of $7.5 million (2001: $2.5 million).

         ESTIMATION OF FAIR VALUES

         Receivables, restricted cash, accounts payable, bank overdrafts and cash and equivalents.

         The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

         LONG-TERM DEBT

         The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.

         No fair value is determinable for the loans from minority shareholders as repayment is contingent on net available cash from the projects.

         GOLD PRICE CONTRACTS

         The fair value of gold price forward and option contracts has been determined by reference to quoted market rates at year-end balance sheet dates.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




22.      COMMITMENTS AND CONTINGENT LIABILITIES

22.1     CAPITAL EXPENDITURE

                                                          2002    2001
                                                         $'000   $'000
                                                        ------  ------
         Contracts for capital expenditure                 794     150
         Authorised but not contracted for                  73   1,537
                                                        ------  ------
                                                           867   1,687
                                                        ======  ======

23.      RELATED PARTY TRANSACTIONS

         Due to the Company not having a corporate presence in South Africa, a service agreement was entered into with its holding company Randgold & Exploration Company Limited. In terms of the agreement, the Company reimburses its holding company for the actual expenditure incurred on its behalf including office accommodation, payroll administration and other services.

         Reimbursements charged for the year ended December 31, 2002 amounted to $0.1 million (2001 : $0.4 million) Included in accounts payable is an amount of $0.1 million owing to the holding company at December 31, 2002 (2001 : $0.19 million).

         The agreement was revised on February 3, 2003 whereby payroll administration fees will be reimbursed at cost plus 5%, office rental is payable at R51,000 per month and all other expenses incurred will be reimbursed as incurred.

         In terms of the Operator Agreement between Morila S.A. and AngloGold Services Mali S.A., a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Service Mali S.A. quarterly in arrears. The attributable management fees for the year ended December 31, 2002 amounted to $1.3 million (2001: $0.7 million).]

24.      SUBSEQUENT EVENTS

         Effective March 10, 2003, the Company changed the number of ordinary shares represented by each of its ADSs from two ordinary shares per ADS to one ordinary share per ADS. In connection with this "ratio change", the Company's ADR holders of record on March 7, 2003 received one (1) additional ADR for every one (1) ADR they held. The prices of the Company's ADRs as quoted by the Nasdaq National Market reflected this change beginning at the commencement of trading on March 11, 2003.

25.      RECONCILIATION TO US GAAP

         The Group `s consolidated financial statements included in this annual report have been prepared in accordance with International Accounting Standards ("IAS") which differs in certain respects from Generally Accepted Accounting Principles in the United States ("US GAAP"). The effect of applying US GAAP to net income and shareholders' equity is set out below along with an explanation of applicable differences between IAS and US GAAP.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



         (A) RECONCILIATION OF NET INCOME FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                  RECONCILIATION OF NET INCOME

Dollars in THOUSANDS, except where otherwise noted                              2002               2001               2000
                                                                               $'000              $'000              $'000
                                                                          ----------         ----------         ----------
NET INCOME UNDER IAS                                                          65,728             17,759             24,361
US GAAP ADJUSTMENTS
Share option compensation adjustment                                         (5,991)            (1,739)                  -
Provision for environmental rehabilitation                                      (76)              (100)               (38)
                                                                          ----------         ----------         ----------
NET INCOME UNDER US GAAP BEFORE CHANGE IN ACCOUNTING POLICY                   59,661             15,920             24,323
Change in accounting policy, net of tax                                            -                515                  -
                                                                          ----------         ----------         ----------
NET INCOME UNDER US GAAP                                                      59,661             16,434             24,323
OTHER COMPREHENSIVE INCOME
Change in accounting policy for items which meet the criteria
for cash flow hedges                                                               -              2,388                  -
Changes in the value of cash flow hedges during the year                     (6,548)            (4,133)                  -
                                                                          ----------         ----------         ----------
COMPREHENSIVE INCOME UNDER US GAAP                                            53,113             14,690             24,323
                                                                          ==========         ==========         ==========
Weighted average common shares outstanding                                25,147,820         30,571,646         33,062,209
Diluted weighted average common shares outstanding                        25,408,733         30,761,905         33,294,452
Basic earnings per share under US GAAP ($)                                      2.37               0.54               0.74
Fully diluted earnings per share under US GAAP ($)                              2.35               0.53               0.73


         RECONCILIATION OF SHAREHOLDERS' EQUITY

                                                     2002                 2001
                                                    $'000                $'000
                                                  -------               ------
Total shareholders' equity under IAS              118,985               30,497

US GAAP ADJUSTMENTS
Provision for environmental rehabilitation          (214)                (138)
                                                  -------               ------
TOTAL SHAREHOLDERS' EQUITY UNDER US GAAP          118,771               30,359
                                                  =======               ======


The following is a summary of the differences between IAS and US GAAP as applicable to the Group.

SHARE OPTION COMPENSATION ADJUSTMENT: Under IAS there is no requirement to account for stock compensation based expenditure.

Under US GAAP where a company undertakes a stock re-pricing whereby existing options are cancelled and reissued at a lower price, such options are mark-to-market with reference to the difference between the grant price and Company stock price, with the difference recognized as stock compensation expense.

PROVISION FOR ENVIRONMENTAL REHABILITATION. Currently under IAS, full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to balance sheet date. Annual increases in the provision relating to the change in the net present value

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




of the provision and inflationary increases are shown separately in the statement of operations. Under US GAAP, expenditure estimated to be incurred on long-term environmental obligations is provided over the remaining lives of the mines through charges in the statement of operations. The Company will adopt FAS 143 "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" on January 1, 2003 which will eliminate this GAAP difference prospectively.

CHANGE IN ACCOUNTING POLICY

Under IAS, a change in accounting policy is presented as a restatement to the prior's fiscal period shareholders' equity. Accordingly the Company restated its fiscal 2000 shareholders' equity for the impact of adopting IAS 39 "Financial
Instruments: Recognition and Measurement". Under US GAAP a change in accounting policy is recorded as a cumulative effect of change in accounting principle adjustment on the first day of the fiscal year in which the Company adopts the new accounting standard. The Company adopted FAS 133 "Accounting for Derivative instruments and Hedging Activities" on January 1, 2001, and accordingly adjusted net income by $0.5 million for those financial instruments which did not meet the criteria for hedge accounting and other comprehensive income by $2.4 million for those financial instruments which met the cash flow hedge accounting criteria.

         (B)      ADDITIONAL QUANTITATIVE AND QUALITATIVE US GAAP DISCLOSURES

                  STOCK BASED COMPENSATION DISCLOSURES

                  The Company has an employee share option scheme ("Randgold Resources Share Option Scheme" hereafter referred to as the RRSOR scheme) under which all employees may be granted options to purchase shares in RRL's authorized but unissued common stock. During 1998 the rules of RRSOR scheme were revised whereby up to 10% of the outstanding share capital of the Company may be reserved for the scheme. As at December 31, 2002, December 31, 2001 and December 31, 2000, 4,121,644,
                  3,371,644 and 3,307,662 shares respectively, were available to be granted in terms of the RRSOR scheme rules. In terms of the rules of the RRSOR scheme, the option purchase price is equal to fair market value at the date of grant.

                  On January 29, 2001, 873,200 options granted to various employees at prices between $4.25 and $10.00 were cancelled and reissued at $3.30, the Company's stock price at that date, which was lower than the grant price on the original grant date. These options have been marked to market with reference to the difference between the grant price and the Company stock price at year end, with the difference recognized in earnings as stock compensation expense.

                  Options currently expire no later than ten years from the grant date. Options granted to directors and senior management have the following vesting period: at the date of grant a third of the total option vests, and annually upon anniversary of the grant date a further third of the total option grant vests.

                  Options granted to other employees vest as follows: on the second anniversary of the grant date a third of the total option grant vests, and annually therefore upon anniversary of the grant date a further third of the total option grant vests.

                  The total number of shares available to RRSOR was amended from 10% to 15% of issued share capital at an extraordinary general meeting held on July 23, 2001. However,

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



                  the number of actual shares available for distribution was reduced following completion of the share buyback scheme in October 2001.

                  Share option activity was as follows: (all figures are number of shares, except for average price per share data)


                                                           AVAILABLE FOR           NUMBER OF        AVERAGE PRICE
                                                                   GRANT              SHARES            PER SHARE
                                                                                                              ($)
                  BALANCE AT DECEMBER 31, 1999                   562,734           2,739,457                    -
                  Shares authorized during the year                2,021                   -                    -
                  Shares lapsed during the year                  210,678           (210,678)                 4.01
                  Shares granted during the year               (128,000)             128,000                 3.64
                  Shares exercised during the year                     -            (20,213)                 3.96
                                                            ------------        ------------
                  BALANCE AT DECEMBER 31, 2000                   647,433           2,636,566                    -
                  Amendment to the share option scheme          (35,759)              23,664                    -
                  Shares authorized during the year               99,740                   -                    -
                  Shares lapsed during the year                1,010,259         (1,010,259)                 4.65
                  Shares granted during the year             (1,210,000)           1,210,000                 3.37
                  Shares exercised during the year                     -         (1,013,404)                 3.06
                                                            ------------        ------------
                  BALANCE AT DECEMBER 31, 2001                   511,673           1,846,657                    -
                  Shares authorized during the year              750,000                   -                    -
                  Shares lapsed during the year                   25,322            (25,322)                 3.69
                  Shares granted during the year             (1,026,639)           1,026,639                 6.48
                  Shares exercised during the year                     -           (202,110)                 3.61
                                                            ------------        ------------
                  BALANCE AT DECEMBER 31, 2002                   260,356           2,645,774                    -
                                                            ============        ============

The table below summarizes information about the options outstanding:

                                                        OUTSTANDING OPTIONS

                                                      WEIGHTED AVERAGE               WEIGHTED
                                  NUMBER OF           CONTRACTUAL LIFE       AVERAGE EXERCISE
RANGE OF EXERCISE PRICE ($)          SHARES                 (IN YEARS)              PRICE ($)
AT DECEMBER 31, 2002
2.3  --  4.97                     1,081,259                      7.61                    3.46
5.00  --  7.00                    1,135,239                      8.39                    6.40
10.00  --  16.50                    429,276                      4.15                   13.46
                                  ---------           ----------------      -----------------
                                  2,645,774                      7.38                    6.34
                                  =========           ================      =================
AT DECEMBER 31, 2001
2.3  --  4.97                     1,262,717                      8.57                    3.46
5.00  --  7.00                      112,600                      7.72                    5.62
10.00  --  16.50                    471,250                      5.20                   13.73
                                  ---------           ----------------      -----------------
                                  1,846,567                      7.66                    6.21
                                  =========           ================      =================

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




The table below summarizes the information about the RRSOR exercisable options outstanding:

                                             EXERCISABLE OPTIONS

                                     NUMBER OF           WEIGHTED AVERAGE
EXERCISE PRICE ($)                      SHARES       EXERCISE AVERAGE ($)
AT DECEMBER 31, 2002
2.50  --  4.97                         608,159                       3.49
5.00  --  7.00                          64,600                       6.03
10.00  --  16.50                       429,276                      13.46
                                     ---------       --------------------
                                     1,102,035                       7.52
                                     ---------       --------------------

         The options exercisable on December 31, 2002, 2001 and 2000 were 1,102,035, 1,005,012 and 1,338,392 respectively. The range of option exercise prices is wide primarily due to fluctuations of the price of the Company's stock over the period of the grants.

         The Company has elected to follow APB Opinion No. 25 "Accounting for Stock Issued to Employees and related interpretations". Under APB No. 25, because the exercise price of the Company's employee stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recognized in the Company's financial statements.

         However, in the case of options which are re-priced, FIN 44 "Accounting for Certain Transactions involving stock compensation on interpretation of APB 25" requires that stock compensation be recognized for such re-pricing, reflecting the subsequent movement in the value of the option.

         Pro-forma information regarding net income and earnings per share is required by SFAS No.123 "Accounting for Stock-Based Compensation". This information is required to be determined as if the Company had accounted for its employee stock options, granted subsequent to December 31, 1995, under the fair value method of that statement.

         The fair value of options granted in the fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000, reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted assumptions:

                                                     2002      2001      2000
                  Expected life (in years)              4         4         5
                  Risk free interest rate - RRSOR
                  Scheme                             1.9%      3.9%      6.0%
                  Volatility                          84%       61%       80%
                  Dividend yield                       0%        0%        0%

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing model does not necessarily provide a reliable single measure of the fair value of its options.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




         During the fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000, the weighted average estimated fair value of employee stock options granted under the RRSOR Scheme was $4.07, $1.86 and $2.60 per share, respectively.

         The following table illustrates the effect on net income and earnings per share, as determined under US GAAP if the Company had applied the fair value recognition provisions of FAS 123, to stock-based employee compensation.

         (In thousands except for earnings per share information):          2002            2001            2000
                                                                           $'000           $'000           $'000
                                                                         -------         -------         -------
         Net income as reported under US GAAP                             59,661          16,434          24,323
         Less: Total stock-based compensation expense determined
         under fair value based method of all awards                     (1,707)         (2,298)         (4,010)
                                                                         -------         -------         -------

         Pro-forma net income                                             57,954          14,136          20,313
                                                                         =======         =======         =======

         Earnings per share:
         Basic  -  as reported ($)                                          2.37            0.54            0.74
         Basic - pro forma ($))                                             2.30            0.46            0.61

         Diluted - as reported ($)                                          2.35            0.53            0.73
         Diluted - pro forma ($)                                            2.28            0.46            0.61

         The impact on pro-forma net income and earnings per share in the table above may not be indicative of the effect in future years. The Company continues to grant stock options to new employees. This policy may or may not continue.

         IMPAIRMENT OF ASSETS

         Under IAS a company is required to annually assess whether there are any indications that an asset may be impaired. Should there be such an indicator, the asset must be tested for impairment. An impairment loss must be recognized in the statement of operations, should an assets carrying amount exceed its recoverable amount. The impairment loss is the difference between the assets carrying amount and its recoverable value. The recoverable amount is the higher of the assets net selling price or its value in use. Value in use is the future cash flows to be derived from the particular asset, discounted to present value using a pre-tax market determined rate that reflects the current assessment of the time value of money and the risks specific to the asset. The reversal of an impairment loss in subsequent periods is permitted when there has been a change in economic conditions or the expected use of the asset.

         Under US GAAP a company is required to test for impairment whenever there is an indication of impairment. For assets to be held and used, impairment is first measured by reference to undiscounted cash flows. If impairment exists the company must measure impairment by comparing the assets fair value to its carrying value. If there is no impairment by reference to undiscounted cash flows, no further action is required but the useful life of the asset must be reconsidered.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




         Assets classified as held for disposal must be measured at the lower of the carrying amount or fair value less selling costs. The impairment loss is based on the assets fair value, being either market value (if an active market for the asset exists) or the sum of undiscounted future cash flows. The discount rate reflects the risk that is specific to that asset. For assets to be disposed of, the loss recognized is the excess of the assets carrying amount over its fair value less costs to sell. The reversal of previously recognized impairment losses is prohibited.

         The Company has not recognized a difference between IAS and US GAAP, in accounting for the impairment of the Syama mine as following the two step impairment methodology under US GAAP, on an undiscounted basis, the future cash flows of the Syama mine did not exceed the carrying value and accordingly the Syama mine assets were deemed to be impaired. The Company then utilized the same discount rate to determine the fair value of the Syama mine assets, and accordingly there was no difference between the impairment charge recognized under IAS and US GAAP.

         CONTINGENCIES

         Under IAS, a loss contingency is recognized when (1) an enterprise has a present obligation, (2) it is probable that the obligation will result in an outflow of economic resources, and (3) the amount of the obligation can be estimated reliably. All three conditions have to be met for a loss contingency to be recognized. Probable is defined as more likely than not, that the obligation will be incurred.

         Under US GAAP a loss contingency shall be accrued for by a charge to income if both of the following conditions are met. (1) Information is available prior to issuance of the financial statements which indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss, and (2) the amount of loss can be reasonably estimated.

         Probable is defined as a future event or events which are likely to occur, that will result in an obligation being incurred.

         The Company believes that there is no difference in accounting for its contingent liabilities under IAS and US GAAP.

         JOINT VENTURE EQUITY ACCOUNTING DISCLOSURES

         Under IAS the Company accounts for its interest in the incorporated Morila S.A. Limited joint venture using the proportionate consolidation method.

         Under US GAAP interests in incorporated joint ventures are accounted for under the equity method.

         Although this presentation under US GAAP would have resulted in a significantly different balance sheet and income statement presentation to that currently presented under IAS, it has no impact on the income and net asset value of the Company, save for any IAS/US GAAP differences applicable to the joint venture.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         The following presents the summarized income statement, balance sheet and cash flow statements of the Company under US GAAP, had the results of operations and financial position of the Morila Limited joint venture been accounted for under the equity method:

                  (A)      BALANCE SHEET
                           As at December 31
                                                              2002         2001
                                                             $'000        $'000
                                                          --------     --------
         ASSETS
         CURRENT ASSETS
         Cash and equivalents                               39,491        1,654
         Receivables                                         8,544       13,147
         Inventories                                         3,037        2,921
                                                          --------     --------
         Total current assets                               51,072       17,722
         NON-CURRENT ASSETS
         Property, plant and equipment, net                 13,143       13,383
         Investment in joint venture                        72,574       47,002
                                                          --------     --------
         TOTAL ASSETS                                      136,789       78,107
                                                          ========     ========
         LIABILITIES AND SHAREHOLDERS' EQUITY
         CURRENT LIABILITIES
         Accounts payable and accrued liabilities            8,887       10,916
         Bank overdraft                                      1,170        1,708
                                                          --------     --------
         TOTAL CURRENT LIABILITIES                          10,057       12,624
         NON-CURRENT LIABILITIES
         Provision for environmental rehabilitation          2,632        2,032
         Long-term liabilities                               3,999       30,727
         Loans from outside shareholders in subsidiaries     1,330        1,335
         Liabilities on financial instruments                    -        1,030
                                                          --------     --------
         TOTAL NON-CURRENT LIABILITIES                       7,961       35,124
                                                          --------     --------
         TOTAL LIABILITIES                                  18,018       47,748
         SHAREHOLDERS' EQUITY
         Share capital                                       2,766        2,246
         Additional paid-in capital                        198,348      163,569
         Accumulated losses                                74,050)    (133,711)
         Other reserves                                    (8,293)      (1,745)
                                                          --------     --------
         TOTAL SHAREHOLDERS' EQUITY                        118,771       30,359
                                                          --------     --------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        136,789       78,107
                                                          ========     ========

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


                  (B)      INCOME STATEMENT
                           For the years ended December 31

                                                                       2002              2001             2000
                                                                      $'000             $'000            $'000
                                                                  ---------         ---------         --------
         Revenues from product sales                                      -            16,723           48,613
         Production costs                                                 -          (25,337)         (54,100)
                                                                  ---------         ---------         --------
         Operating loss                                                   -           (8,614)          (5,487)
         Interest received                                               30             2,050            2,167
         Interest expense                                           (1,055)           (1,790)         (13,580)
         Royalties                                                        -           (1,053)          (2,809)
         Depreciation and amortization                              (1,651)           (1,482)         (11,244)
         Exploration and corporate expenditure                     (16,111)           (9,379)         (10,870)
         Impairment of assets - Syama mine                                -                 -         (74,606)
         (Loss)/profit on financial instruments                       (775)             7,638            3,602
         Profit on sale of Morila                                         -                 -          124,979
         Other (expenses)/income                                   (11,519)           (3,947)            3,005
                                                                  ---------         ---------         --------
         (Loss)/profit before taxes                                (31,081)          (16,577)           15,179
         Income tax expense                                               -             (126)            (363)
                                                                  ---------         ---------         --------
         (Loss)/profit before equity income and minority interests
         Equity income of joint venture                            (31,081)          (16,705)           14,794
         Minority interest                                           90,522            32,482            7,908
                                                                        220               656            1,621
                                                                  ---------         ---------         --------
         Net income                                                  59,661            16,434           24,323
                                                                  =========         =========         ========


                  (C)      SUMMARISED CASH FLOW STATEMENT
                           For the years ended December 31

                                                                       2002              2001             2000
                                                                      $'000             $'000            $'000
                                                                  ---------         ---------         --------
         Cash flow utilized in operating activities                (19,436)           (5,841)         (52,453)
         Cash flow generated/(utilized in) by
         investing activities                                            21             (173)          166,049
         Cash flow generated/(utilized in)
         financing activities                                        57,252          (60,558)         (61,365)
                                                                  ---------         ---------         --------
         Net increase/(decrease) in cash
         equivalents                                                 37,837          (54,890)           52,231
                                                                  =========         =========         ========

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


The following is summarized audited financial information related to Morila S.A. prepared in accordance with US GAAP for the years ended December 31.


                                                                     2002               2001              2000
                                                                    $'000              $'000             $'000
                                                                ---------          ---------          --------
         MORILA S.A.

         Current assets                                           100,506             50,810            45,665
         Non-current assets                                       159,071            150,537           136,055
         Current liabilities                                     (29,193)           (27,260)          (53,245)
         Non-current liabilities                                 (81,820)            (93,457         (108,687)
                                                                ---------          ---------          --------
         Shareholders' equity                                     149,043             80,630            19,788
                                                                =========          =========          ========
         Revenues                                                 328,652            168,583            37,920
         Costs and expenses                                     (102,347)           (88,666)          (18,149)
         Income before change in accounting policy
                                                                ---------          ---------          --------
                                                                  226,305             79,917            19,771
         Change in accounting policy                                    -              1,288                 -

                                                                ---------          ---------          --------
         Net income                                               226,305             81,205            19,771
                                                                =========          =========          ========

                  RECENT ACCOUNTING PRONOUNCEMENTS

                  In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 establishes accounting standards for recognition and measurement of a liability at fair value for an asset retirement obligation and an addition to the associated asset retirement cost. The accretion of interest expense each period is subsequently recorded as an expense and added to the liability. The Company is required to adopt SFAS 143 effective January 1, 2003. The Company has determined that the adoption of FAS 143 will not have a material impact on its results of operations and financial position.

                  In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002" ("SFAS 145"). SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". In addition, SFAS 145 amends SFAS 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The Company has determined that the

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




                  adoption of SFAS 145 will not have a material impact on its results of operations and financial position.

                  In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also concludes that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company has determined that the adoption of SFAS 146 will not have a material impact on its results of operations and financial position.

                  In December 2002, the FASB issued Statements of Financial Accounting Standards No 148, "Accounting for Stock-Based Compensation Transition and Disclosure - an amendment of FAS 123". Under FAS 148, the statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosure on both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to Statement 123 in paragraphs 2(a)-2(e) of this statement shall be effective for financial statements for fiscal years ending after December 15, 2002. Earlier application of the transition provisions in paragraphs 2(a)-2(d) is permitted for entities with a fiscal year ending prior to December 15, 2002, provided that financial statements for the 2002 fiscal year have not been issued as of the date this Statement is issued. Early application of the disclosure provisions in paragraph 2(e) is encouraged. The Company has adopted the disclosure provisions of paragraph 2(e) of SFAS 148, and as it will continue to apply APB 25 and its related interpretations in accounting for its stock option plan, SFAS 148 will not have an impact on its results of operations and financial position.

                  In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

                  This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




                  The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretive guidance incorporated without change from Interpretation 34 continues to be required for financial statements for fiscal years ending after June 15, 1981 - the effective date of Interpretation 34. The Company has determined that FIN 45 will have no impact on its results of operations and financial position as it has issued no guarantees to external parties.

                  In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 " ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51. Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics:

                  1. The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity;

                  2. The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

                           a) he direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights.

                           b) The obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities.

                           c) The right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

                  This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The Company has determined that FIN 46 will have no impact on its results of operations and financial position as it is not a party to any transactions with variable interest entities.

REPORT OF THE INDEPENDENT AUDITORS


To the Board of Directors of Randgold Resources Limited

We have audited tmhe accompanying balance sheets of Societe des Mines de Morila SA. (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, of cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing and Auditing Standards Generally Accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and of the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with International Accounting Standards.

As discussed in note 2.13 to the financial statements, the Company changed its method of accounting for derivative financial instruments.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the Company's net income for each of the three years in the period ended December 31, 2002 and the determination of shareholders' equity at December 31, 2002 and 2001 to the extent summarized in Note 23 to the financial statements.




/s/ PRICEWATERHOUSECOOPERS INC.
Chartered Accountants (SA)
Registered Accountants and Auditors
Johannesburg, South Africa
March 11, 2003

SOCIETE DES MINES DE MORILA S.A.

STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


                                             NOTES              2002          2001           2000
                                                               $'000         $'000          $'000
                                                      --------------  ------------  -------------
REVENUE                                       14             328,652       168,583         37,920

Operating costs                                             (97,783)      (79,178)       (14,875)
                                                      --------------- ------------- --------------

OPERATING PROFIT                              15             230,868        89,405         23,045

OTHER EXPENDITURE - NET                                      (4,372)       (9,238)        (3,236)

                                                      --------------- ------------- --------------
-        interest received                                       486         1,087             20
-        finance charges                                     (6,574)       (9,266)        (3,256)
-        other financial income/(costs)                        1,715       (1,059)              -
                                                      --------------- ------------- --------------


PROFIT BEFORE TAXATION                                       226,496        80,167         19,809

Taxation                                      16                   -             -              -
                                                      --------------  ------------  -------------

NET PROFIT                                                   226,496        80,167         19,809
                                                      ==============  ============  =============

See notes to the financial statements

SOCIETE DES MINES DE MORILA S.A.

BALANCE SHEET
AT DECEMBER 31
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

                                                                 NOTES                         2002                 2001
                                                                                              $'000                $'000
                                                                                       -------------        -------------
NON CURRENT ASSETS
MINING ASSETS                                                      8                        140,566              144,639
DEFERRED STRIPPING                                                 9                         18,506                5,898
CURRENT ASSETS                                                                              100,506               50,810
                                                                                       -------------        -------------
Cash and equivalents                                                                         50,350               12,572
Restricted cash                                                    12                        11,315               11,185
Inventories                                                        10                        21,409               17,055
Accounts receivable                                                11                        17,026                9,666
Prepaid expenses                                                                                405                  332
                                                                                       -------------        -------------
TOTAL ASSETS                                                                                259,577              201,347
                                                                                       =============        =============

EQUITY
CAPITAL AND RESERVES

Share capital                                                      3                             16                   16

DISTRIBUTABLE RESERVES                                                                      149,027               80,902
                                                                                       -------------        -------------
Other reserves                                                                             (20,733)              (4,362)
Retained income                                                                             169,760               85,264
                                                                                       -------------        -------------

SHAREHOLDERS' EQUITY                                                                        149,043               80,918

NON-CURRENT LIABILITIES                                                                      81,341               93,169

                                                                                       -------------        -------------
Shareholders' subordinated loans                                   4                         18,394               17,715
Environmental rehabilitation provision                             5                          5,850                5,850
Long term liabilities                                              6                         38,271               66,050
Financial instrument liability                                     7                         18,826                3,554
                                                                                       -------------        -------------

CURRENT LIABILITIES                                                                          29,193               27,260

                                                                                       -------------        -------------
Accounts payable                                                   13                         8,537                6,701

Short term portion of long term liabilities                        6                         20,656               20,559
                                                                                       -------------        -------------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                                                  259,577              201,347
                                                                                       =============        =============

See notes to the financial statements

SOCIETE DES MINES DE MORILA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


                                                        SHARE CAPITAL  RETAINED INCOME            OTHER
                                                                $'000            $'000         RESERVES            TOTAL
                                                                                                  $'000            $'000
                                                        -------------  ---------------  ---------------  ---------------
Balance at December 31, 1999                                       16                -                -               16

Net profit for the year                                             -           19,809                -           19,809
                                                        -------------  ---------------  ---------------  ---------------

Balance at December 31, 2000                                       16           19,809                -           19,825

Change in accounting policy in respect of IAS 39                    -            1,288          (4,780)          (3,492)
                                                        -------------  ---------------  ---------------  ---------------

Balance at January 1, 2001                                         16           21,097          (4,780)           16,333

Net profit for the year                                             -           80,167                -           80,167

Movement in cash flow hedge                                         -                -              418              418

Dividends declared and paid                                                   (16,000)                -         (16,000)
                                                        -------------  ---------------  ---------------  ---------------

Balance at December 31, 2001                                       16           85,264          (4,362)           80,918

Net profit for the year                                             -          226,496                -          226,496

Movement in cash flow hedge                                         -                -         (16,371)         (16,371)

Dividends declared and paid                                         -        (142,000)                -        (142,000)
                                                        -------------  ---------------  ---------------  ---------------

BALANCE AT DECEMBER 31, 2002                                       16          169,760         (20,733)          149,043
                                                        =============  ===============  ===============  ===============

See notes to the financial statements

SOCIETE DES MINES DE MORILA S.A.

CASH FLOW STATEMENT
FOR THE YEARS ENDED DECEMBER 31
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


                                                                                 2002              2001            2000
                                                                   Notes        $'000             $'000           $'000
                                                                              ---------        ----------      ----------
CASH FLOWS FROM OPERATING ACTIVITIES

Income before interest and taxes                                    17.1       236,664            98,425          24,576

Cash utilized by changes in working capital                         17.2       (9,949)          (26,090)        (28,948)
                                                                              ---------        ----------      ----------

                                                                               226,715            72,335         (4,372)

Interest paid -net                                                             (6,088)           (8,179)         (3,236)
                                                                              ---------        ----------      ----------

NET CASH FLOWS GENERATED BY/(UTILIZED IN) OPERATING ACTIVITIES                 220,627            64,156         (7,608)
                                                                              ---------        ----------      ----------

CASH FLOWS FROM INVESTING ACTIVITIES

Increase in restricted cash                                                      (131)          (11,185)               -
Additions to mining assets                                                    (13,715)          (23,207)        (76,296)
                                                                              ---------        ----------      ----------

NET CASH FLOWS UTILIZED IN INVESTING ACTIVITIES                               (13,846)          (34,392)        (76,296)
                                                                              ---------        ----------      ----------


CASH FLOWS FROM FINANCING ACTIVITIES

Long term liabilities (repaid) /raised - net                                  (27,003)          (18,538)         101,305
Dividends paid                                                               (142,000)          (16,000)               -
Payment for financial instrument liability                                           -              (55)               -
                                                                              ---------        ----------      ----------


NET CASH FLOWS (UTILIZED IN)/GENERATED BY FINANCING ACTIVITIES               (169,003)          (34,593)         103,305
                                                                              ---------        ----------      ----------

Net increase in cash and equivalents                                            37,778           (4,829)          17,401

Cash and equivalents at beginning of year                                       12,572            17,401               -
                                                                              ---------        ----------      ----------

CASH AND EQUIVALENTS AT END OF YEAR                                             50,350            12,572          17,401
                                                                              =========        ==========      ==========


See notes to the financial statements

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


1.   NATURE OF OPERATIONS

         The Company owns the Morila gold mine in Mali. Randgold Resources Limited and AngloGold Limited each own 50% of the Company's majority shareholders Morila Limited. The Company is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Company's principal product, is currently produced and sold in Mali.

2.   ACCOUNTING POLICIES

         These annual financial statements have been prepared on the historical cost basis in accordance with International Accounting Standards. A summary of the significant accounting policies, which except as disclosed under derivatives, have been applied consistently for all periods presented.

2.1      Undeveloped Properties

         Undeveloped properties upon which the Company has not performed sufficient exploration work to determine whether significant mineralization exists, are carried at original cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights have diminished below cost, a write down is recorded.

2.2      Development costs and mine plant facilities

         Development costs and mine plant facilities relating to the existing mine are capitalized. Development costs consist primarily of direct expenditure to develop an ore body for economic exploitation and to expand the production capacity of the existing operating mine. Following the completion of a bankable feasibility study, development costs incurred including interest on borrowed funds used, to place the mine into production and to complete major development projects at the operating mine are capitalized. Ongoing costs to maintain production are expensed as incurred.

2.3      Depreciation and amortization

         Long lived assets include mining properties, mine development cost and mine plant facilities. These assets have useful economic lives which equal or exceed that of the life of the mine. Depreciation and amortization are therefore charged over the life of the mine based on estimated ore tonnes contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Short lived assets, include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of two to five years.

2.4      Exploration costs

         Exploration costs are expensed as incurred. Costs related to property acquisitions are capitalized.

2.5      Mining property evaluation

         Recoverability of the long-term assets of the Company, which include development costs, deferred stripping costs and undeveloped property costs, together with other current assets, is reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. These estimates are subject to risks and uncertainties including future metal

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         prices. It is therefore reasonably possible that changes could occur which may affect the recoverability of the mining assets. Reductions in the carrying value of the long-term assets of mines are recorded to the extent the remaining investment exceeds the estimate of future discounted net cash flows.

2.6      Deferred stripping costs

         The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tonnes to be mined, to anticipated future ore tonnes to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the period.

         The remaining life of the open-pit mine operations where the Company defers mining costs is 7 years, which represents the time period over which the deferred stripping costs will be amortized. The amortization of deferred stripping costs is reflected in the statement of operations over the remaining life of the open-pit mine operations so that no unamortized balance remains at mine closure. Cash flows from the Company's open pit operations are reviewed regularly, and at least annually, for the purpose of assessing whether any write downs to the deferred stripping cost balances are required.

         The deferred stripping accounting method is generally accepted in the mining industry when mining operations have diverse grades and waste-to-ore ratios; however industry practice does vary. Deferred stripping matches the costs of production with the sale of such production at the Company's operation where it is employed, by assigning each ounce of gold with an equivalent amount of waste removal cost. If the Company were to expense stripping costs as incurred, there could be greater volatility in the Company's period-to-period results of operations.

         The Company has classified these costs as "Deferred stripping" on the balance sheet.". Deferred stripping costs as at December 31, 2002 and 2001 were $18.5 million and $5.9 million respectively. Additions to deferred stripping costs are included as "Transfer to Deferred Stripping Costs" in the Consolidated Statement of Operations and amounted to $12.6 million, $5.0 million and $0.9 million in the years ended December 31, 2002, 2001 and 2000, respectively.

2.7      Cash and equivalents

         Cash and equivalents include all highly liquid investments with a maturity of three months or less at the date of acquisition.

2.8      Inventories

         Inventories, which include ore stockpiles, gold in process and supplies and insurance spares, are stated at the lower of cost or net realizable value.

         Stockpiles consist of two types of ore, high grade and medium grade ore, which will be processed through the processing plant. Both high and medium grade stockpiles are currently being processed and all ore is expected to be fully processed within the next ten years. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity, and mine design.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         Stockpiles are measured by estimating the number of tons (via truck counts and/or in-pit surveys of the orebody before stockpiling) added and removed from the stockpile, the number of contained ounces (based on assay data) and the recoverability percentage (based on the historical recovery rates of the processing plant). Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation and amortization relating to the mining operations. Value is added to the stockpile based on the current mining cost per ton plus applicable depreciation and amortization and removed at the average cost per recoverable ounce of gold in the stockpile.

         In-process inventories represent materials that are currently in the process of being converted to saleable product. In-process material is measured based on assays of the material fed to process and the projected recovery of the plant. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine or stockpile plus the in-process conversion costs, including applicable depreciation relating to the plant facility, incurred at that point in the process.

2.9      Deferred taxation

         Deferred taxation represents the tax effect of all temporary differences and is provided at the current tax rates using the comprehensive liability method. The Company is not subject to income tax in respect of profits earned for a period of five years from the date production reaches commercial quantities. No provision for deferred taxation is therefore required for temporary differences reversing prior to that date.

2.10     Environmental rehabilitation liabilities

         The net present value of future rehabilitation costs estimates is recognized and provided for in the financial statements and capitalized to mining assets on initial recognition. Due to the nature of mining operations, initial recognition is at the time of first production and thereafter as and when additional environmental disturbances are created. The estimates are reviewed annually to take into account the effects of inflation and changes in the estimates and are discounted using rates that reflect the time value of money.

         Annual increases in the provision are charged to income and consist of finance costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalized to mining assets against an increase in rehabilitation provision. The rehabilitation asset is amortized as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

2.11     Leased assets

         Assets subject to finance leases are capitalized at inception at the lower of the fair value of the lease property and the present value of the minimum lease payment. Capitalized leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated, using the effective interest rate method, between the lease finance cost, which is included in interest paid, and the capital repayment, which reduces the liability to the lessor.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


2.12     Revenue recognition

         Revenue arising from gold sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

         Interest is recognized on a time proportion basis, taking account of the principal outstanding and the effective rate over the period of maturity.

2.13     Derivatives

         The Company adopted International Accounting Standard 39 ("IAS"). Financial Instruments: Recognition and Measurement", effective January 1, 2001.

         Previously gains and loses on derivative instruments, which effectively established minimum prices for designated future production were recognized in revenue when the planned production was delivered. Derivatives which were not designated to future production were accounted for on a mark-to market basis and the associated gains and losses were immediately recognized in income.

         Currently all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

         On the date a derivative contract is entered into, the Company designates the derivative for accounting purposes as either a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). Certain derivative transactions, while providing economic hedges under the Company's risk management policies, do not qualify for hedge accounting.

         Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognized directly in equity. Amounts deferred in equity are included in income in the same periods during which the hedge firm commitment or forecasted transaction affects net profit or loss.

         Recognition of derivatives which meet the criteria for the normal purchases, normal sales exception are deferred until settlement.

         Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in income.

         The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments for forecasted transactions. The Company formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

         With the adoption of the Accounting Standard at January 1, 2001, certain of the Company's derivatives qualified for cash flow hedge accounting. The effect on the opening and subsequent year's reserves has been disclosed in the statement of changes in shareholder's equity. Certain of

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         the Company's derivatives did not qualify for hedge accounting. The effect was disclosed as an adjustment to retained income in the statement of shareholders' equity.

2.14     Provident Funds and other employee benefits

         Provident funds and other employee benefits: Provident funds, which are defined contribution plans and are funded through monthly contributions which are charged to income as incurred.

2.15     Foreign currencies

         The financial statements are measured and presented in US dollars, as it is the primary functional currency in which transactions are undertaken. Monetary assets and liabilities in foreign currencies are translated to US dollars at rates of exchange ruling at the end of the financial period. Translation gains and losses arising at period-end, as well as those arising on the translation of settled transactions occurring in currencies other than the functional currency, are included in net income.

3.   SHARE CAPITAL

         Share capital consists of the following authorized and issued ordinary par value shares with a nominal value of Communaute Financiere Africaine franc ("CFA") 10 000 ($16.356) each:


                                  NUMBER OF SHARES       2002        2001
                             AUTHORIZED AND ISSUED      $'000       $'000
                             ---------------------     ------      ------
         Held by:

         Morila Limited                        800         13          13
         Government of Mali                    200          3           3
                                       -----------     ------      ------
                                             1,000         16          16
                                       ===========     ======      ======


4.   SHAREHOLDERS' SUBORDINATED LOANS

                                      2002            2001
                                     $'000           $'000
                                   -------         -------

         Government of Mali          3,145           3,029

         Morila Limited             15,249          14,686
                                   -------         -------

                                    18,394          17,715
                                   =======         =======

         Made up of:

         Principal                  13,108          13,108
         Deferred interest           5,286           4,607
                                   -------         -------

                                    18,394          17,715
                                   =======         =======

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         The shareholder loans are denominated in US dollars and interest accrues at a US three month LIBOR dollar rate plus 2% per annum. These loans are subject to the conditions set out in the syndicated loan agreements. Under these agreements, these loans have been subordinated by the shareholders until such time as the Morila project loan (refer note 6) has been repaid in full. The weighted average interest rates as at December 31, 2002 on the shareholders' subordinated loans was 3.79% (December 31, 2001: 5.80%).


5.   ENVIRONMENTAL REHABILITATION PROVISION

                                                                 2002      2001
                                                                $'000     $'000
                                                               ------    ------
         Provided to date
         -        opening balance                               5,850     1,540
         -        charge to the income statement                    -       480
         -        rehabilitation asset raised (refer note 8)        -     3,830
                                                               ------    ------
                                                                5,850     5,850
                                                               ======    ======

         The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the risk free pre-tax, cost of borrowing.

         While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company has estimated that the remaining costs for Morila, in current monetary terms, will be $8.4 million, the majority of which will only be expended over the life of mine.

         Although limited environmental rehabilitation regulations currently exist in Mali to govern the mines, management has based the environmental rehabilitation provision using the standards as set by the World Bank which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the Group's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

         The Company is committed to rehabilitation of its properties and to ensure that it is adequately provided to do so it makes use of independent environmental consultants to advise it. It also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate.

         There are no unasserted claims reflected in the provision.

         While the ultimate closure costs may be uncertain, there are no uncertainties with respect to joint and several liability that may affect the magnitude of the contingency as these are clearly defined in the Company's mining convention.

         The total cost of rehabilitation is estimated at $8.4 million undiscounted, the majority of which will only be spent after ten years.

         There are no other potentially responsible parties to consider for cost sharing arrangements.

         The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


6.   LONG TERM LIABILITIES

                                                             2002         2001
                                                            $'000        $'000
                                                          -------      -------

         a)       Morila project loan                      36,000       65,931
         b)       Morila finance lease                     19,105       20,678
         c)       Morila Air Liquide finance lease          3,822            -
                                                          -------      -------

                                                           58,927       86,609
         Less:  Current portion of long term liabilities:

         a)       Morila Project loan                      18,000       18,000
         b)       Morila finance lease                      2,279        2,559
         c)       Morila Air Liquide finance lease            377            -
                                                          -------      -------

                                                          (20,656)     (20,559)
                                                          -------      -------

                                                           38,271       66,059
                                                          =======      =======

         A)       MORILA PROJECT LOAN

                  N.M. Rothschild & Sons Limited is acting as agent for a consortium of banks for the Morila Project loan. The loan bears interest at US three month LIBOR plus 2% per annum. The loan will be repaid over 5 years commencing on June 30, 2001 and is collateralized over the assets of the Morila mine whose book value at December 31, 2002 amounted to $259.6 million (December 31, 2001: $201.3 million). It is non-recourse to the Company. The weighted average interest rates as at December 31, 2002 on the Morila Project Loan was 4.05% (December 31, 2001: 5.73%).

                  Under the terms of this loan, the Company is required to enter into certain gold price forward sales and option contracts in respect of approximately 25 to 30 percent of Morila's first five years of production. Various debt covenants apply to the loan, including:

         o Hedging arrangements as stipulated by N.M. Rothschilds will be put into place. The Company will provide evidence to the effect that Morila Holdings or AngloGold has entered into committed Hedging Agreements and that the proceeds of sale of gold are sufficient to ensure that, as at all calculation dates scheduled, no default would have occurred.

         o        Limitations on material assets disposals and acquisitions.

         o No declaration, payment or distribution of dividends without approval.

         o        Maintain insurance with reputable insurance companies.

         o Establish the Debt Service Reserve Account is the offshore bank account with the minimum credit balance on all dates equal to the aggregate principal amount of and interest accruing on the loan and the aggregate amount of premium accruing in

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


                  connection with the Political Risk Insurance during the six month period commencing on such date.

         o No other long-term indebtedness (other than noted below) is to be incurred regarding the Morila project.

         o No indebtedness shall exceed $2 million incurred by way of capital leases other than the contractor for the development of the mine and the Rolls Royce power plant.

         o The Government of Mali principal indebtedness in Morila SA is not to exceed the original $1.6 million as stipulated in the Convention.

         o Certain financial ratios need to be adhered to throughout the loan agreement.

                  The repayment schedule according to the contract is as follows:

                                                2002            2001
                                               $'000           $'000
                                              ------          ------
                  Year ending 2002                 -          18,000
                  Year ending 2003            18,000          18,000
                  Year ending 2004            18,000          18,000
                  Year ending 2005                 -          11,931
                                              ------          ------

                                              36,000          65,931
                                              ======          ======


         B)       FINANCE LEASES

                  Morila finance lease relates to five generators leased from Rolls Royce for Morila. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate of which as at December 31, 2002 was approximately 15.54%. (December 31, 2001: 17.86%) per annum based on the lease contract. The lease is collateralized by plant and equipment whose net book value at December 31, 2002 amounted to $20.3 million (December 31, 2001: $21.5 million). Average lease payment of $0.8 million are payable in installments over the term of the lease. Two of the Company's ultimate shareholders, being Randgold Resources Limited and AngloGold Limited jointly guaranteed the repayment of the lease.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



                  The estimated repayment schedule according to the contract is as follows:

                                                      2002            2001
                                                     $'000           $'000
                                                 ---------       ---------
                  Year ending 2002                       -           2,559
                  Year ending 2003                   2,279           2,279
                  Year ending 2004                   2,153           2,153
                  Year ending 2005                   2,276           2,276
                  Year ending 2006                   2,423           2,423
                  Year ending 2007                   2,513           2,513
                  After year ending 2007             7,461           6,476
                                                 ---------       ---------
                                                    19,105          20,679
                                                 =========       =========

         C)       MORILA AIR LIQUIDE FINANCE LEASE

                  Morila Air Liquide finance lease relates to three oxygen-generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing 1 December 2000 and bears interest at a variable rate which as at December 31, 2002 was approximately 17% per annum. The lease is collateralized by the gas producing equipment whose net book value at December 31, 2002 amounted to $3.2 million.

                  The estimated repayment schedule according to the contract is as follows:

                                                                2002      2001
                                                               $'000     $'000
                                                             -------    ------
                  Year ending 2003                               377         -
                  Year ending 2004                               391         -
                  Year ending 2005                               404         -
                  Year ending 2006                               415         -
                  Year ending 2007                               429         -
                  After year ending 2007                       1,806         -
                                                             -------    ------
                                                               3,822         -
                                                             =======    ======

7.   FINANCIAL INSTRUMENT LIABILITY

                                                                2002       2001
                                                               $'000      $'000
                                                             -------    -------
         Mark to market of speculative financial
         instruments at year-end                      7.1    (1,907)      (808)

         Financial instrument liability               7.2     20,733      4,362
                                                             -------    -------
                                                              18,826      3,554
                                                             =======    =======

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


7.1 This reflects the mark-to-market adjustment on those derivative instruments which do not, under the Company's accounting policy, qualify for hedge accounting. These derivative instruments are further detailed in note 19.

7.2 The financial instrument liability relates to Morila derivative instruments which qualify for hedge accounting. These derivative instruments are further detailed in note 19.

8.   MINING ASSETS

                                                ACCUMULATED
                                      COST      DEPRECIATION    NET BOOK VALUE
                              YEAR    $'000         $'000            $'000
                                    ---------  --------------  ----------------
         Total mining assets  2002   174,728       34,163           140,566
         Total mining assets  2001   161,090       16,451           144,639


         LONG LIFE ASSETS

         Long life assets are those assets which are amortized over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was $137.6 million as at December 31, 2002 (2001: $141.6 million).

         SHORT LIFE ASSETS

         Short life assets are those assets which are amortized over their useful life and are comprised of motor vehicles and other equipment. The net book value of these assets was $3.0 million as at December 31, 2002 (2001: $3.1 million).

9.   DEFERRED STRIPPING

                                               2002           2001
                                              $'000          $'000
                                            -------        -------
         Opening balance                      5,898            919
         Additions during the year           12,608          4,979
                                            -------        -------
                                             18,506          5,898
                                            =======        =======

         The deferred stripping balances at the end of 2002 and 2001 pertain to the Morila mine. In terms of the life of mine plan, pre-stripping is performed in the earlier years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred to those years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping were 3.68 in 2002 and 4.26 in 2001. These stripping ratios were calculated taking into account the actual strip ratios achieved of 7.15 for 2002 and 5.86 during 2001.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


10.  INVENTORIES

                                                              2002         2001
                                                             $'000        $'000
                                                            ------       ------
         Consumables stores                                 15,032       11,242
         Gold in process                                       901        2,530
         Ore stockpiles                                      5,476        3,283
                                                            ------       ------
                                                            21,409       17,055
                                                            ======       ======

11.  ACCOUNTS RECEIVABLE

                                                              2002         2001
                                                             $'000        $'000
                                                            ------       ------
         Related party receivables
         -        AngloGold Johannesburg                         1            -
         -        Randgold Resources Limited                    10           35
         Gold sales trade receivable                        13,301        5,997
         TVA receivable                                      3,281        2,574
         Other                                                 433        1,059
                                                            ------       ------
                                                            17,026        9,666
                                                            ======       ======

12.  RESTRICTED CASH

                                                              2002         2001
                                                             $'000        $'000
                                                            ------       ------
         Debt service reserve                               11,315       11,185
                                                            ======       ======

         The debt service reserve account relates to the NM Rothschild & Son Limited debt service reserve account. This amount is held in escrow for partial repayment of the Morila Project Loan. Refer to Note 6(a).

13.  ACCOUNTS PAYABLE

                                                             2002        2001
                                                            $'000       $'000
                                                            -----       -----
       Related party payables
       -        Randgold Resources Limited                      7         725
       -        AngloGold Limited                             286           4
       -        AngloGold Mali SA                             486         343
       Trade creditors                                      2,663       2,992
       Payroll costs accruals                               2,209       1,780
       Sundry accruals                                      2,886         857
                                                            -----       -----
                                                            8,537       6,701
                                                            =====       =====

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


14.  REVENUE
                                                       2002     2001     2000
                                                      $'000    $'000    $'000
                                                    -------  -------  -------
       Gold sales                                   328,508  168,167   37,854
       Silver sales                                     144      416       66
                                                    -------  -------  -------
                                                    328,652  168,583   37,920
                                                    =======  =======  =======

15.  OPERATING PROFIT

                                                       2002     2001     2000
                                                      $'000    $'000    $'000
                                                    -------  -------  -------
       Operating profit is arrived at after taking
       into account the following:
       Depreciation and amortization                 17,788   14,042    2,410
       Auditor's remuneration
       -        audit fees                               58      103       30
       Royalties                                     19,699   10,152    2,273
       Loss on financial instruments                  1,100      535        -
       Related party management fee (ANSER)           3,263    1,727      378


16.  TAXATION

         The Company benefits from a five year tax holiday in Mali which expires on November 1, 2005. The benefit of the tax holiday to the Company was to increase its net income by

         $79.3 million, $28.1 million and $6.9 million, due to not recording a tax expense for the taxable income generated by the Morila mine for the years ended December 31, 2002, 2001 and 2000, respectively. Under Malian tax law upon expiration of the tax holiday, the Company's income tax expense will be based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.

         Major items causing the Company's actual income tax charge to differ from estimated the standard charge of 35% of taxable income are as follows:

                                                              YEAR ENDED            YEAR ENDED           YEAR ENDED
                                                       DECEMBER 31, 2002     DECEMBER 31, 2001    DECEMBER 31, 2000
                                                                   $'000                 $'000                $'000
                                                      ------------------     -----------------    -----------------
         Tax at statutory rate                                    79,274                28,058                6,933
         Morila tax holiday differences                         (79,274)              (28,058)              (6,933)
                                                               ---------             ---------             --------
         Total income and mining taxes                                 -                     -                    -
                                                               =========             =========             ========


         The Morila operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2002, 2001 and 2000 respectively, for deduction against future mining income.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


17.  NOTES TO THE CASH FLOW STATEMENT

                                                                       2002           2001          2000
                                                                      $'000          $'000         $'000
                                                                -----------  -------------  ------------
17.1     Cash generated by operating activities
         Profit before taxation                                     226,496         80,167        19,809
         Adjustments
         -        finance charges                                     6,088          8,179         3,236
         -        depreciation and amortization                      17,788         14,042         2,410
         -        environmental rehabilitation
                  provision                                               -            480            40
         -        (Gain)/loss on financial instruments              (1,100)            535             -
         -        deferred stripping costs capitalized             (12,608)        (4,978)         (919)
                                                                -----------  -------------  ------------
                                                                    236,664         98,425        24,576
                                                                ===========  =============  ============

17.2     Cash utilized by changes in working capital
         (Increase)/decrease in accounts receivable                 (7,433)          9,932      (12,370)
         Increase in inventories                                    (4,354)        (3,573)      (13,482)
         Increase/(decrease) in accounts payable
         (excluding short term portion of long term loan)             1,838       (32,449)       (3,096)
                                                                -----------  -------------  ------------
                                                                    (9,949)       (26,090)      (28,948)
                                                                ===========  =============  ============

18.  FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

         The Company's financial instruments are set out in note 19.

         In the normal course of its operations, the Company is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Company may enter into transactions which makes use of off-balance sheet financial instruments. They include mainly gold forward and gold option contracts.

18.1     Concentration of credit risk

         The Company's financial instruments do not represent a concentration of credit risk because the Company sells its gold to and deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed and a provision for bad debts is maintained.

         Gold bullion, the Company's principal product, is produced in Mali. The gold produced is sold to reputable gold refineries. Because of the international market for gold the Company believes that no concentration of credit risk exists with respect to the selected refineries to which the gold is sold.

18.2     Foreign currency and commodity price risk

         In the normal course of business, the Company enters into transactions denominated in foreign currencies (primarily $000). In addition, the Company enters into transactions in a number of different currencies (primarily South African rands and Communaute Financiere Africaine franc).

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         As a result, the Company is subject to transaction exposure from fluctuations in foreign currency exchange rates.

         Generally the Company does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. These prices are in US dollars and do not expose the Company to any currency fluctuation risk. However, the periods of capital expenditure or loan finance, the Company secures a floor price through simple forward contracts and options whilst maintaining significant exposure to spot prices. Between 25% and 30% of Morila's production has been sold forward for the years 2003 and 2004.

18.3     Interest rates and liquidity risk

         Fluctuation in interest rates impact on the value of income receivable from short-term cash investments and interest payment relating to financing activities (including long-term loans), giving rise to interest rate risk.

         In the ordinary course of business, the Company receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. The Company has been able to in the past actively source financing through shareholders' and third party loans.

19.  FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding at December 31, 2002 and 2001. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                                      DECEMBER 31, 2002               DECEMBER 31, 2001
                                                 CARRYING             FAIR        CARRYING           FAIR
                                                   AMOUNT            VALUE          AMOUNT          VALUE
                                                    $'000            $'000           $'000          $'000
                                                 --------           ------        --------         ------
         Financial assets

         Cash and equivalents                      50,350           50,350          12,572         12,572
         Restricted cash                           11,315           11,315          11,185         11,185
         Receivables                               17,026           17,026           9,666          9,666

         Financial liabilities

         Accounts payable                          29,193           29,193          27,260         27,260
         Long-term debt (excluding loans
         from shareholders)                        38,271           38,271          66,050         66,050
         Liabilities on financial instruments      18,826           18,826           3,554          3,554

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         Financial instruments

         Details of on balance sheet gold derivative contracts as at December 31, 2002:

------------------------ ------------------------------------------------- -----------------------------------------------------
                                       HEDGING INSTRUMENTS                                UNMATCHED INSTRUMENTS

------------------------ ------------------------------------------------- -----------------------------------------------------
    MATURITY DATES          PUTS PURCHASED           FORWARD SALES             PURCHASED CALLS         CALLS SOLD (MATCHED TO
                                                                                                          PURCHASED PUTS)
------------------------ --------------------- --------------------------- ------------------------- ---------------------------
                           OUNCES      $/OZ       OUNCES       US $/OZ       OUNCES      US $/OZ        OUNCES       US $/OZ
December 31, 2003            -          -        151,452         275         53,614        350            -             -
December 31, 2004            -          -        129,852         275         45,960        360            -             -
------------------------ ----------- --------- ------------- ------------- ----------- ------------- ------------- -------------

         And at December 31, 2001:

------------------------ ------------------------------------------------- -----------------------------------------------------
                                       HEDGING INSTRUMENTS                                UNMATCHED INSTRUMENTS

------------------------ ------------------------------------------------- -----------------------------------------------------
    MATURITY DATES           PUTS PURCHASED           FORWARD SALES           PURCHASED CALLS         CALLS SOLD (MATCHED TO
                                                                                                         PURCHASED PUTS)
------------------------ ----------------------- ------------------------- ----------------------- -----------------------------
                           OUNCES     $000/OZ      OUNCES      US $/OZ       OUNCES     US $/OZ       OUNCES        US $/OZ
December 31, 2002          60,000       275       168,240        275         59,556       340         60,000          310
December 31, 2003            -           -        151,452        275         53,614       350           -              -
December 31, 2004            -           -        129,852        275         45,960       360           -              -
------------------------ ----------- ----------- ----------- ------------- ----------- ----------- ------------- ---------------

         The total fair value of the above financial instruments as at December 31, 2002 was a loss of $ 18.8 million and a loss of $3.5 million as at December 31, 2001.

         ESTIMATION OF FAIR VALUES

         Receivables, restricted cash, accounts payable, bank overdrafts and cash and equivalents

         The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

         LONG TERM DEBT

         The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.

         GOLD PRICE CONTRACTS

         The fair value of gold price forward and option contracts has been determined by reference to quoted market rates at year-end balance sheet dates.

20.  PENSION AND PROVIDENT FUNDS

         Retirement benefits for employees of the Company are provided by the Mali state social security system to which the Company and its employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended December 31, 2002 and December 31, 2001 amounted to $2.9 million and $1.2 million, respectively.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


21.  COMMITMENTS

21.1     Capital expenditure


                                                2002         2001
                                               $'000        $'000
                                              ------       ------

         Contracts for capital expenditure     1,985          375
         Authorized but not contracted for       183        3,843
                                              ------       ------
                                               2,168        4,218
                                              ======       ======


22.  RELATED PARTY TRANSACTIONS

         Included in accounts payable and accounts receivable as at December 31, 2002 are amounts of $0.8 million (2001: $1.1 million) and $0.01 million (2001: $0.04 million) as detailed in notes 13 and 11 above, respectively.

         In terms of the Operator Agreement between Morila SA and AngloGold Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Service Mali SA quarterly in arrears.

         The management fees for the year ended December 31, 2002 amounted to $3.3 million (2001: $1.7 million).

23.  RECONCILIATION TO US GAAP

         The Company's financial statements included in this registration statement have been prepared in accordance with International Accounting Standards ("IAS") which differs in certain respects from Generally Accepted Accounting Principles in the United States ("US GAAP"). The effect of applying US GAAP to net profit and shareholders' equity is set out below along with an explanation of applicable differences between IAS and US GAAP.

         A) RECONCILIATION OF NET PROFIT AND SHAREHOLDERS EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Reconciliation of Net Profit                           2002        2001        2000
                                                      $'000       $'000       $'000
                                                   --------     -------      ------
Net profit under IAS                                226,496      80,167      19,809
US GAAP adjustments
Provision for environmental rehabilitation            (191)       (250)        (38)
                                                   --------     -------      ------

Net profit under US GAAP before change
in accounting policy                                226,305      79,917      19,771
Change in accounting policy                               -       1,288           -
                                                   --------     -------      ------

Net profit under US GAAP                            226,305      81,205      19,771
                                                   ========     =======      ======


SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


Reconciliation of Net Profit                           2002        2001        2000
                                                      $'000       $'000       $'000
                                                   --------     -------      ------
Net profit under US GAAP                           226,305      81,205       19,771
OTHER COMPREHENSIVE INCOME
Change in accounting policy which meet
the criteria for cash flow hedges                         -     (4,780)           -
Change in fair value of cash flow hedges           (16,371)         418           -
                                                   --------     -------      ------
Comprehensive income under US GAAP                  209,934      76,843      19,771
                                                   ========     =======      ======

RECONCILIATION OF SHAREHOLDERS' EQUITY                             2002        2001
                                                                  $'000       $'000
                                                                -------      ------
Total shareholders' equity under IAS                            149,043      80,918

US GAAP ADJUSTMENTS
Provision for environmental rehabilitation                        (479)       (288)
                                                                -------      ------

Total shareholders' equity under US GAAP                        148,564      80,630
                                                                =======      ======

         The following is a summary of the differences between IAS and US GAAP as applicable to the Company.

         B)       QUANTITATIVE AND QUALITATIVE US GAAP DISCLOSURES

         PROVISION FOR ENVIRONMENTAL REHABILITATION.

         Currently under IAS, full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to balance sheet date. Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are shown separately in the statement of operations. Under US GAAP, expenditure estimated to be incurred on long-term environmental obligations is provided over the remaining lives of the mines through charges in the statement of operations. The Company will adopt FAS 143 "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" on January 1, 2003 which will eliminate this GAAP difference prospectively.

                  CHANGE IN ACCOUNTING POLICY

         Under IAS, a change in accounting policy is presented as a restatement to the prior's fiscal period shareholders' equity. Accordingly the Company restated its fiscal 2000 shareholders' equity for the impact of adopting IAS 39 "Financial Instruments: Recognition and Measurement". Under US GAAP a change in accounting policy is recorded as a cumulative effect of change in accounting principle adjustment on the first day of the fiscal year in which the Company adopts the new accounting standard. The Company adopted FAS 133 "Accounting for Derivative instruments and Hedging Activities" on January 1, 2001, and accordingly adjusted net income by $1.2 million for those financial instruments which did not meet the criteria for hedge accounting and other comprehensive income by $4.8 million for those financial instruments which met the cash flow hedge accounting criteria.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 establishes accounting standards for recognition and measurement of a liability at fair value for an asset retirement obligation and an addition to the associated asset retirement cost. The accretion of interest expense each period is subsequently recorded as an expense and added to the liability. The Company has determined that the adoption of FAS 143 will not have a material impact on its results of operations and financial position.

         In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002" ("SFAS 145"). SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". In addition, SFAS 145 amends SFAS 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The Company has determined that the adoption of SFAS 145 will not have a material impact on its results of operations and financial position.

         In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also concludes that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company has determined that the adoption of SFAS 146 will not have a material impact on its results of operations and financial position.

         In December 2002, the FASB issued Statements of Financial Accounting Standards No 148, "Accounting for Stock-Based Compensation Transition and Disclosure - an amendment of FAS 123". Under FAS 148, the statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosure on both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         results. The amendments to Statement 123 in paragraphs 2(a)-2(e) of this statement shall be effective for financial statements for fiscal years ending after December 15, 2002. Earlier application of the transition provisions in paragraphs 2(a)-2(d) is permitted for entities with a fiscal year ending prior to December 15, 2002, provided that financial statements for the 2002 fiscal year have not been issued as of the date this Statement is issued. Early application of the disclosure provisions in paragraph 2(e) is encouraged. The Company has determined that SFAS 148 will have no impact on its results of operations and financial position for the periods presented as it does not have any stock based compensation plans.

         In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

         This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretive guidance incorporated without change from Interpretation 34 continues to be required for financial statements for fiscal years ending after June 15, 1981 - the effective date of Interpretation 34. The Company has determined that FIN 45 will have no impact on its results of operations and financial position.

         In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 " ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51. Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics:

1. The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity;

2. The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

                  a) The direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights.

                  b) The obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities.

                  c) The right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The Company has determined that FIN 46 will have no impact on its results of operations and financial position as it is not a party to any transactions with variable interest entities.

         ITEM 19. EXHIBITS

         The following exhibits are filed as part of this Annual Report:

EXHIBIT NO.                          EXHIBIT
-----------                          -------
1.1*        Memorandum of Association of Randgold Resources Limited, as amended.

1.2*        Articles of Association of Randgold Resources Limited, as amended.

2.1 Memorandum of Association of Randgold Resources Limited, as amended (see Exhibit 3.1).

2.2+ Form of Deposit Agreement, dated as of July 1, 1997, as amended and restated as of June 26, 2002 and further amended and restated as of July, 2002 among Randgold Resources Limited, The Bank of New York, as Depositary, and owners and holders from time to time of American Depositary receipts issued thereunder.

2.3++       Form of American Depositary Receipt.

2.4*        Excerpts of relevant provisions of the Companies (Jersey) Law 1991.

2.5* Supplemental Agreement relating to loan for project finance for Morila Project, dated June 15, 2001, between Societe des Mines de Morila SA, Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited, various banks and other financial institutions and NM Rothschild & Sons Limited amending and restating the Loan Agreement and amending other related documents for project finance for Morila project, dated December 21, 1999 (which had been previously amended by the Letter Agreement, dated April 10, 2000).

2.6* Debenture (Morila Security Agreement (Offshore Assets)), dated February 24, 2000, between Societe des Mines de Morila SA and NM Rothschild & Sons Limited.

2.7* Deed of Amendment between Societe des Mines de Morila SA and NM Rothschild & Sons Limited, dated June 22, 2001.

2.8* Charge Over the Goodwill (Morila Security Agreement (Mali Goodwill Charge)) (English translation), dated March 6, 2000, between Societe des Mines de Morila SA and NM Rothschild & Sons Limited.

2.9* Charge Over the Exploitation Permit (Morila Security Agreement (Mali Exploitation Permit Charge)) (English translation), dated March 6, 2000, between Societe des Mines de Morila SA and NM Rothschild & Sons Limited and Banque de Developpement du Mali.

2.10* Pledge of the Bank Account (Morila Security Agreement (Mali Bank Account Charge)) (English translation), dated March 6, 2000, between Societe des Mines de Morila SA and NM Rothschild & Sons Limited and Banque de Developpement du Mali.

2.11* Guarantee, dated February 24, 2000, among Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited and NM Rothschild & Sons Limited.

2.12* Charge Over Registered Shares (Morila Holdings Security Agreement) (English translation), dated March 6, 2000, among Morila Limited, Mr. Mahamadou Samake, Mr. Roger Kebble, Mr. Dennis Bristow, Mr. David Ashworth and NM Rothschild & Sons Limited.

2.13* Deed of Subordination and Pledge (Subordination Agreement), dated March 29, 2000, among Societe des Mines de Morila SA, Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited and NM Rothschild & Sons Limited.

2.14* Project Account Agreement (Offshore), dated February 25, 2000, between Citibank, N.A., NM Rothschild & Sons Limited and Societe des Mines de Morila SA.

2.15* Debenture (Randgold Resources Limited Security Agreement) dated February 24, 2000, between Randgold Resources Limited and NM Rothschild & Sons Limited.

2.16* Project Account Agreement (Mali) (English translation), dated March 21, 2000, among Banque de Developpement du Mali, NM Rothschild & Sons Limited and Societe des Mines de Morila SA.

2.17* Letter Agreement, dated September 17, 2001, between Societe des Mines de Morila SA, Randgold Resources Limited, Morila Limited, NM Rothschild & Sons Limited, Standard Bank London Limited, Bayerische Hypo-Und Vereinsbank AG, Fortis Bank (Nederland) N.V. and Societe Generale regarding the Loan Agreement, dated December 21, 1999 and the transfer by Randgold Resources Limited of its interest in Morila Limited to its wholly-owned subsidiary, Mining Investments (Jersey) Limited.

2.18* Deed of Release, dated September 25, 2001, between Randgold Resources Limited and NM Rothschild & Sons Limited releasing the shares of Morila Limited held by Randgold Resources Limited as collateral for the Morila Loan.

2.19* Deed of Charge, dated September 25, 2001, between Mining Investments (Jersey) Limited and NM Rothschild & Sons Limited (MIJL/Morila Security Agreement).

2.20* Shareholder's Agreement (English translation), dated June 23, 2000, between the Government of Mali and Morila Limited.

4.1* Deed Governing the Relationship Between the Parties Upon Admission between Randgold & Exploration Company Limited and Randgold Resources Limited, dated June 26, 1997 (Relationship Agreement).

4.3* License Agreement, dated June 26, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.

4.4* Agreement, dated December 21, 1999, between Societe des Mines de Morila SA, Randgold Resources Limited and Morila Limited (loan from Randgold Resources Limited to Morila Limited).

4.5* Sale of Shares Agreement, dated May 29, 2000, between AngloGold Limited, Randgold Resources Limited and Randgold Resources (Morila) Limited.

4.6* Joint Venture Agreement, dated May 29, 2000, between AngloGold Limited and Randgold Resources Limited.

4.7* Operator Agreement, dated May 29, 2000, between Societe des Mines de Morila SA and AngloGold Services Mali SA.

4.8* Cession of Shareholder's Loan - Memorandum of Agreement, dated July 3, 200, between Randgold Resources Limited and AngloGold Morila Holdings Limited.

4.9* Sale of Shares and Loan Claims Agreement, dated April 27, 2001, between Normandy LaSource SAS and Randgold Resources Limited.

4.10* Deferred terms Agreement by and between Societe des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated February 25, 2000.

4.11* Deed of Guarantee, dated August 25, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and SYPPS.

4.12* Deferred Terms Agreement by and between Societe des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated December 9, 1999.

4.13* Deed of Guarantee given under the Morila Deferred Terms Agreement, dated March 3, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and Mopps.

4.14*       Morila Exploitation Permit (English translation).

4.15* Transfer of Morila Exploitation Permit from Randgold Resources Limited to Morila SA.

4.16# Share Sale, Assignment and Assumption Agreement, dated July 12, 2002, between Randgold Resources (Somisy) Limited and the International Finance Corporation.

4.17# Structured Precious Metals Option and Loan Confirmation, dated August 30, 2002, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.18# Settlement Agreement between Rolls-Royce Power Ventures Limited, Syama Power Plant Sales Limited, Operation dEnergie de Syama SA, Societe des Mines de Syama SA, Randgold Resources Limited and Randgold & Exploration Company Limited dated December 16, 2002.

4.19# Fourth Contract of Employment between Randgold Resources Limited and Dennis Mark Bristow.

4.20# Third Contract of Employment between Randgold Resources Limited and Roger Ainsley Ralph Kebble.

4.21# Second Contract of Employment between Randgold Resources and Roger Alyn Williams.

4.22# Heads of Agreement, dated as of April 16, 2003, by and between Randgold Resources Limited and Resolute Mining Limited.

4.23# Services Agreement between Randgold & Exploration Company Limited and Randgold Resources Limited, dated February 2, 2003.

8.1*        List of Subsidiaries.

10.1#       Consent of PricewaterhouseCoopers LLP.

10.2#       Consent of PricewaterhouseCoopers Inc.

10.3#       Certification by Chief Executive Officer pursuant to 18 U.S.C.
            Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.4# Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002.

-----------------------

* Incorporated herein by reference to Registrant's Registration Statement on Form F-1 (File No. 333-90972), filed on June 21, 2002.

+ Incorporated by reference to Registrant's Registration Statement on Form F-4 (File No.

++          Incorporated by reference to Registrant's Form 424B3 (File No.
            333-91398), filed on

#           Filed herewith.

                                   SIGNATURES



         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                             RANDGOLD RESOURCES LIMITED

                                             By: /s/ D.Mark Bristow
                                                -----------------------------
                                             Name:  D. Mark Bristow
                                             Title:  Chief Executive Officer



Date:  June 27, 2003.

                            CERTIFICATION PURSUANT TO
                SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002



I, D. MARK BRISTOW, certify that:

1.       I have reviewed this annual report on Form 20-F of Randgold Resources
         Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

         Date:  June 27, 2003

                                                   /s/ D. Mark Bristow
                                                   -----------------------
                                                   D. Mark Bristow
                                                   Chief Executive Officer

                            CERTIFICATION PURSUANT TO
                SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002


I, ROGER A. WILLIAMS, certify that:

1.       I have reviewed this annual report on Form 20-F of Randgold Resources
         Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

         Date:  June 27, 2003

                                                         /s/ Roger A. Williams
                                                         ---------------------
                                                         Roger A. Williams
                                                         Finance Director

                                  EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
4.16 Share Sale, Assignment and Assumption Agreement, dated July 12, 2002, between Randgold Resources (Somisy) Limited and the International Finance Corporation.

4.17 Structured Precious Metals Option and Loan Confirmation, dated August 30, 2002, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.18 Settlement Agreement between Rolls-Royce Power Ventures Limited, Syama Power Plant Sales Limited, Operation d'Energie de Syama SA, Societe des Mines de Syama SA, Randgold Resources Limited and Randgold & Exploration Company Limited dated December 16, 2002.

4.19 Fourth Contract of Employment between Randgold Resources Limited and Dennis Mark Bristow.

4.20 Third Contract of Employment between Randgold Resources Limited and Roger Ainsley Ralph Kebble.

4.21 Second Contract of Employment between Randgold Resources and Roger Alyn Williams.

4.22 Heads of Agreement, dated as of April 16, 2003, by and between Randgold Resources Limited and Resolute Mining Limited.

4.23 Services Agreement between Randgold & Exploration Company Limited and Randgold Resources Limited, dated February 2, 2003.

10.1        Consent of PricewaterhouseCoopers LLP.

10.2        Consent of PricewaterhouseCoopers Inc.

10.3        Certification by Chief Executive Officer pursuant to 18 U.S.C.
            Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002.

10.4 Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002.