Form 20-F
period 2003-12-31
RANDGOLD RESOURCES LTD
filed 2004-06-30
CIK 1175580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number: 000-49888

RANDGOLD RESOURCES LIMITED
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
(Title of Class)

American Depositary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2003, the Registrant had outstanding 29,260,685 ordinary shares, par value $0.10 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes No
Indicate by check mark which financial statement item the registrant has elected to follow.	Item 17 Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by a checkmark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes No

i

GLOSSARY OF MINING TECHNICAL TERMS

The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the terms as used in this Annual Report.

Birrimian:	Geological time era, about 2.1 billion years ago.
Carbonate:	A mineral typically found in quartz veins and as a product of hydrothermal alteration of sedimentary rock.
Carbon-In-Leach (CIL):	A process similar to CIP (described below) except that the ore slurries are not leached with cyanide prior to carbon loading. Instead, the leaching and carbon loading occur simultaneously.
Carbon-In-Pulp (CIP):	A common process used to extract gold from cyanide leach slurries. The process consists of carbon granules suspended in the slurry and flowing counter-current to the process slurry in multiple-staged agitated tanks. The process slurry, which has been leached with cyanide prior to the CIP process, contains gold in solution. The gold in solution is absorbed onto the carbon granules which are subsequently separated from the slurry by screening. The gold is then recovered from the carbon by electrowinning onto steel wool cathodes or by a similar process.
Chalcopyrite:	A mineral compound of copper, iron and sulphide.
Clastic:	Rocks built up of fragments of pre-existing rocks which have been produced by the processes of weathering and erosion.
Craton:	A part of the earth's crust that has attained stability and has been little deformed for a long time.
Cut-off grade:	The grade at which the total profit from mining the orebodies, under a specified set of mining parameters, is maximized.
Development:	Activities required to prepare for mining activities and maintain a planned production level and those costs to enable the conversion of mineralized material to reserves.
Dilution:	Mixing of ore grade material with non-ore grade/waste material in the mining process.
Disseminated:	A term used to describe fine particles of the ore mineral dispersed through the enclosing rock.
Dyke:	A sheet-like body of igneous rock which is discordant to bedding or foliation.
EEP:	Exclusive exploration permit.
Elution:	Chemical process of extracting gold from activated carbon.
EP:	Exploration permit.
Exploration:	Activities associated with ascertaining the existence, location, extent or quality of mineralized material, including economic and technical evaluations of mineralized material.
Fault:	A fracture or a zone of fractures within a body of rock.
Feldspar:	An alumino-silicate mineral.

Flotation:	A recovery process by which valuable minerals are separated from waste rock to produce a concentrate. Chemicals are then introduced to induce certain minerals to attach to air bubbles and to float.
Fold:	A flexure of planar structures within the rocks.
Foliation:	A term used to describe planar arrangements of minerals or mineral bands within rocks.
Footwall:	The underlying side of a fault, orebody or stope.
Fragmentation:	The breakage of rock during blasting in which explosive energy fractures the solid mass into pieces; the distribution of rock particle sizes after blasting.
g/t:	Gram of gold per metric tonne.
Gold reserves:	The gold contained within proven and probable reserves on the basis of recoverable material (reported as mill delivered tonnes and head grade).
Grade:	The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per tonne of ore.
Greenstone:	A field term used to describe any slightly metamorphosed rock.
Greywacke:	Type of sedimentary rock.
Grinding:	Reducing mineralized rock to the consistency of fine sand by crushing and abrading in a rotating steel grinding mill.
Head grade:	The grade of the ore as delivered to the metallurgical plant.
Hydrothermal:	Pertaining to the action of hot aqueous solutions on rocks.
Igneous:	A rock or mineral that solidified from molten or partially molten material.
In situ:	In place or within unbroken rock or still in the ground.
Intrusive:	A rock produced by the emplacement and subsequent solidification of hot magma in pre-existing rock.
Kriging:	An interpolation method that minimizes the estimation error in the determination of reserves.
Landsat:	Spectral images of the Earth's surface.
Leaching:	Dissolution of gold from the crushed and milled material, including reclaimed slime, for absorption and concentration on to the activated carbon.
Lower proterozoic:	Era of geological time between 2.5 billion and 1.8 billion years before the present.
Measures:	Conversion factors from metric units to U.S. units are provided below:

Metric Unit		U.S. Equivalent
1 tonne	= 1 t	= 1.10231 tons
1 gram	= 1 g	= 0.03215 ounces
1 gram per tonne	= 1 g/t	= 0.02917 ounces per ton
1 kilogram per tonne	= 1 kg/t	= 29.16642 ounces per ton
1 kilometer	= 1km	= 0.621371 miles
1 meter	= 1m	= 3.28084 feet
1 centimeter	= 1cm	= 0.3937 inches
1 millimeter	= 1mm	= 0.03937 inches
1 square kilometer	= 1 sq km	= 0.3861 miles

Metamorphism:	Alteration of rocks and minerals by a combination of heat, pressure and chemical processes over a long time period.
Metasediment:	A sedimentary rock that has undergone metamorphism.
Metallurgical plant:	A processing plant used to treat ore and extract the contained gold.
Metallurgy:	In the context of this document, the science of extracting metals from ores and preparing them for sale.
Mill delivered tonnes:	A quantity, expressed in tonnes, of ore delivered to the metallurgical plant.
Milling/mill:	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.
Mineable:	That portion of a mineralized deposit for which extraction is technically and economically feasible.
Mineralization:	The presence of a target mineral in a mass of host rock.
Mineralized material:	A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. A deposit of mineralized material does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.
Moz:	Million troy ounces.
Mt:	Million metric tonnes.
Open pit:	Mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.
Orebody:	A continuous, well-defined mass of material containing sufficient minerals of economic value to make extraction economically feasible.
Orogenic:	Of or related to mountain building, such as when a belt of the Earth's crust is compressed by lateral forces to form a chain of mountains.
Ounce:	One troy ounce, which equals 31.1035 grams.
Overburden:	The soil and rock that must be removed in order to expose an ore deposit.
Oxide:	Soft, weathered rock.

Paste Tailings:	The technique of tailings deposition using high-density thickened tailings rather than the conventional unthickened tailings.
Payshoot:	A defined zone of economically viable mineralization.
Porphyry:	Medium grained igneous rock containing larger mineral crystals.
Probable reserves:	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.
Prospect:	An area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.
Prospecting license or permits:	An area for which permission to explore has been granted.
Proven reserves:	Reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
Pyrite:	A brassy-colored mineral of iron sulphide (compound of iron and sulfur).
Pyrrhotite:	A mineral compound of iron and sulphide.
Quartz:	A mineral compound of silicon and oxygen.
Quartzite:	Metamorphic rock with interlocking quartz grains displaying a mosaic texture.
Refining:	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.
Regolith:	Weathered products of fresh rock, such as soil, alluvium, colluvium, sands, and hardened oxidized materials.
Rehabilitation:	The process of restoring mined land to a condition approximating its original state.
Reserve:	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Reverse circulation (RC) drilling:	A drilling method.
Rotary Air Blast (RAB) drilling:	A drilling method.
Sampling:	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content).

v

Saprock:	A transitional rock; a state of weathering between fresh rock and total weathered saprolite or clay.
Sedimentary:	Sourced from erosion of other rocks.
Shear zone:	An elongated area of structural deformation.
Silica:	A naturally occurring dioxide of silicon.
Silicification:	Introduction of additional silica into the rock during hydrothermal alteration.
Stockpile:	A store of unprocessed ore.
Stope:	The underground excavation within the orebody where the main gold production takes place.
Stripping:	The process of removing overburden to expose ore.
Stripping ratio:	Ratio of waste material to ore material needed to be moved in an open pit mine.
Sulphide:	A mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite or iron sulphide. Also a zone in which sulfide minerals occur.
Tailings:	Finely ground rock from which valuable minerals have been extracted by milling.
Tectonic:	Deformation related to orogenic events.
Tonalite:	A type of igneous rock.
Tonnage:	Quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.
Tonne:	One tonne is equal to 1,000 kilograms (also known as a "metric" ton).
Total cash costs:	Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping and royalties.
Trenching:	Making elongated open-air excavations for the purposes of mapping and sampling.
Trend:	The arrangement of a group of ore deposits or a geological feature or zone of similar grade occurring in a linear pattern.
Waste:	Rock mined with an insufficient gold content to justify processing.
Weathered:	Rock broken down by erosion.

Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the United States federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under Item 3. Key Information–D. Risk Factors in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

We are incorporated under the laws of Jersey, Channel Islands with the majority of our operations located in West Africa. Our books of account are maintained in U.S. dollars and our annual and interim financial statements are prepared on a historical cost basis in accordance with International Financial Reporting Standards, or IFRS. IFRS differs in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. This Annual Report includes a discussion of the relevant differences between IFRS and U.S. GAAP, and Note 23 to our consolidated financial statements included in this Annual Report sets forth a reconciliation from IFRS to U.S. GAAP of net income and shareholders' equity. We have also included in this Annual Report the audited financial information for the years ended December 31, 2003 and 2002 of Société des Mines de Morila SA, or Morila SA. On October 25, 1999, we approved a change in our fiscal year from March 31 to December 31. Accordingly, the financial statements for the period in which the change in fiscal year became effective cover a nine month period from April 1, 1999 through December 31, 1999. The financial information included in this Annual Report has been prepared in accordance with IFRS, and except where otherwise indicated, is presented in U.S. dollars. For a definition of cash costs, please see Item 3. Key Information–A. Selected Financial Data.

Unless the context otherwise requires, "us", "we", "our", or words of similar import, refer to Randgold Resources Limited and its subsidiaries and affiliated companies.

PART 1

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A.    SELECTED FINANCIAL DATA

The following selected historical consolidated financial data have been derived from the more detailed information and financial statements, including our audited consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 and as at December 31, 2003 and 2002 which appear elsewhere in this Annual Report. The historical consolidated financial data for the year ended December 31, 2000 and the nine month period ended December 31, 1999 and as at December 31, 2000 and 1999 have been derived from our audited consolidated financial statements not included in this Annual Report.

The financial data have been prepared in accordance with IFRS, unless otherwise noted. In Note 23 to our audited consolidated financial statements, we present the principal differences between IFRS and U.S. GAAP and a reconciliation of our net income and shareholders' equity to U.S. GAAP.

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Nine Months Ended December 31, 1999
	(In thousands, except per share and per ounce data)
STATEMENT OF OPERATIONS DATA:
Amounts in accordance with IFRS
TOTAL REVENUES	$116,505	$134,651	$87,507	$201,385	$37,663
SELECTED ITEMS INCLUDED WITHIN TOTAL REVENUES
Product sales	109,573	131,440	84,154	63,781	34,872
Interest income	999	225	2,293	2,167	64
Other income	5,933	2,986	1,060	10,458	2,727
TOTAL COSTS	69,330	69,143	70,278	178,282	120,561
SELECTED ITEMS INCLUDED WITHIN TOTAL COSTS
Cash operating costs	25,373	22,234	46,354	58,178	42,069
Royalties	7,648	9,185	5,801	3,718	2,028
Total cash costs	31,637	31,419	52,155	61,896	44,097
Interest expense	1,895	3,686	4,067	14,874	2,764
Depreciation and amortization	10,269	8,765	7,097	12,208	17,081
Exploration and corporate expenditure	17,007	16,686	9,187	10,731	5,621
Impairment	—	—	—	74,606	45,007
Loss/(gain) on financial Instruments	1,733	346	(7,424)	(3,602)	4,569
Other expenses	7,779	8,241	5,196	7,569	1,422
Income/(loss) from operations before income tax and minority interest	47,175	65,508	17,229	23,103	(82,898)
Income tax expense	—	—	(126)	(363)	(256)
Profit/(loss) before minority interest	47,175	65,508	17,103	22,740	(83,154)
Minority interest	351	220	656	1,621	4,984
Net income/(loss)	47,526	65,728	17,759	24,361	(78,170)
Basic earnings/(loss) per share ($)	1.66	2.61	0.58	0.74	(2.36)
Fully diluted earnings per share ($)	1.65	2.59	0.57	0.73	—
Amounts in accordance with U.S. GAAP (2)
Revenue from product sales	—	—	16,723	48,613	—
Loss from operations before joint venture	(22,135)	(31,081)	(16,705)	(15,179)	—
Equity income of Morila joint venture	64,744	90,522	32,482	7,908	—
Net income	42,960	59,661	16,434	24,323	—
Basic earnings per share ($)	1.50	2.37	0.54	0.74	—
Fully diluted earnings per share ($)	1.49	2.35	0.53	0.73	—
OTHER FINANCIAL DATA
Amounts in accordance with IFRS
Net assets	177,187	118,985	30,497	96,844	69,500
Number of shares outstanding	29,260,385	27,663,740	22,461,630	33,076,629	33,056,416
Capital stock (excluding long-term debt and dividends declared	—	—	—	—	—
Total cash costs ($ per ounce) (1)	100	74	153	260	348

	December 31, 2003	At December 31, 2002	At December 31, 2001	At December 31, 2000	At December 31, 1999
	(In thousands, except per share and per ounce data)
BALANCE SHEETAMOUNTS IN ACCORDANCE WITH IFRS
Cash and equivalents	$105,475	$59,631	$6,683	$63,505	$4,313
Restricted cash	3,882	4,526	4,474	—	—
Receivables	15,196	14,262	16,558	26,769	18,073
Inventories	17,165	11,601	9,743	10,534	25,585
Total current assets	141,718	90,020	37,458	100,808	47,971
Property, plant and equipment, net.	72,822	76,436	79,737	77,295	137,166
Other long-term assets	10,885	7,402	2,359	368	483
Total assets	$225,425	$173,858	$119,554	$178,471	$185,620
Bank overdraft.	$1,550	$1,170	$1,708	$1,867	$7,995
Current portion of long-term liabilities	11,567	9,726	11,224	12,200	55,956
Accounts payable & accrued liabilities	11,990	10,838	10,851	16,092	21,046
Total current liabilities	25,107	21,734	23,783	30,159	84,997
Provision for environmental rehabilitation	5,962	4,972	4,340	3,616	1,713
Liabilities on financial instruments	8,488	7,530	2,452	1,465	7,969
Long-term loans	7,723	19,307	57,147	44,071	15,741
Loans from minority shareholders in subsidiaries, net.	958	1,330	1,335	2,316	5,700
Total long-term liabilities	23,131	33,139	65,274	51,468	31,123
Total liabilities	48,238	54,873	89,057	81,627	116,120
Share capital	2,926	2,766	2,246	3,307	3,305
Additional paid-in capital	200,244	190,618	161,830	240,742	240,664
Accumulated losses	(18,580)	(66,106)	(131,834)	(149,593)	(174,469)
Other reserves	(7,403)	(8,293)	(1,745)	2,388	—
Shareholders' equity	177,187	118,985	30,497	96,844	69,500
Total liabilities and shareholders' equity	$225,425	$173,858	$119,554	$178,471	$185,620
ACCOUNTS IN ACCORDANCE WITH U.S. GAAP (2):
Total assets	194,402	136,789	78,107	132,587	—
Long-term debt	891	3,999	30,727	10,727	—
Shareholders' equity	177,187	118,771	30,359	93,903	—

The following table lists the components of cash costs for each of the periods set forth below:

Costs	Year Ended December 31, 2003%		Year Ended December 31, 2002%		Year Ended December 31, 2001%		Year Ended December 31, 2000%		Nine Months Ended December 31, 1999%
Production	26,195	85	22,706	72	37,349	72	43,823	71	37,771	86
General and administration	6,108	20	4,128	13	11,262	22	9,332	15	5,617	13
Gold refining	408	1	588	2	547	1	237	0	193	0
Royalties	7,648	25	9,185	29	5,801	11	3,718	6	2,028	5
Stockpiles and production inventory	(6,229)	(20)	(145)	—	(813)	(2)	5,153	9	6,417	14
Deferred stripping	(3,484)	(11)	(5,043)	(16)	(1,991)	(4)	(367)	(1)	(7,929)	(18)
Total cash costs	30,646	100	31,419	100	52,155	100	61,896	100	44,097	100

1.	We have calculated total cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces produced for all periods presented. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping and royalties. The transfer to and from deferred stripping is calculated based on the actual historical waste stripping costs, as applied to a life of mine estimated stripping ratio. The costs of waste stripping in excess of the life of mine estimated stripping ratio, are deferred, and charged to production, at the average historical cost of mining the deferred waste, when the actual stripping ratio is below the life of mine stripping ratio. The net effect is to include a proportional share of total estimated stripping costs for the life of the mine, based on the current period ore mined. We have calculated total cash costs on a consistent basis for all periods presented. Total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or U.S. GAAP measures or an indicator of our performance. While the Gold Institute has provided a definition for the calculation of total cash costs per ounce, the calculation of total cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in costs as the company's operations mature, a measure of a company's gross margin per ounce, by comparison of total cash costs per ounce to the spot price of gold, and a benchmark of performance to allow for comparison against other companies.

2.	Under IFRS, we account for our interest in Morila Limited using the proportionate consolidation method, whereby our proportionate share of Morila Limited's assets, liabilities, income, expenses and cash flows are incorporated in our consolidated financial statements under the appropriate headings. Under U.S. GAAP, we equity account for our interest in Morila Limited. This requires that we recognize our share of Morila Limited's net income as a separate line item in the statement of operations, equity income of Morila Limited. In the balance sheet, we reflect as an investment our share of Morila Limited's net assets. While this results in significantly different financial statement presentation between IFRS and U.S. GAAP, it has no impact on our net income or our net asset value except for any difference between IFRS and U.S. GAAP which relates to Morila Limited.

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

We hold our ownership interest in Morila through our 50% ownership interest in Morila Limited, which in turn owns 80% of Morila SA, the direct owner of Morila, or the Morila mine. In 2003, substantially all of our revenues and cash flows were derived solely from sales of gold mined at Morila, and we expect that this mine will continue to provide substantially all of our operating revenue and cash flows for at least the next eighteen months. As a result, our results of operations, cash flows and financial condition could be materially and adversely affected by any of the following factors:

•	fluctuations in the price of gold realized by Morila;

•	the failure of Morila to produce expected amounts of gold;

•	any disputes which may arise between us and AngloGold Limited, or AngloGold, with respect to the management of Morila Limited; and

•	restrictions contained in the loan agreement between Morila SA and its lenders, on the ability of Morila SA to pay dividends to its shareholders, including Morila Limited.

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

Substantially all of our revenues and cash flows have come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which we have no control, including:

•	the demand for gold for industrial uses and for use in jewelry;

•	international or regional political and economic trends;

•	the strength of the U.S. dollar, the currency in which gold prices generally are quoted, and of other currencies;

•	financial market expectations regarding the rate of inflation;

•	interest rates;

•	speculative activities;

•	actual or expected purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

•	hedging activities by gold producers; and

•	the production and cost levels for gold in major gold-producing nations.

The volatility of gold prices is illustrated in the following table, which shows the quarterly high, low and average of the afternoon London Bullion Market fixing price of gold in U.S. dollars for the past two years and the first quarter of 2004.

		Price per ounce ($)
Year		High	Low	Average
2004
	First Quarter	425.50	390.50	408.44
2003
	Fourth Quarter	416.25	370.25	391.92
	Third Quarter	390.70	342.50	363.24
	Second Quarter	371.40	319.90	346.74
	First Quarter	382.10	329.45	352.09
2002
	Fourth Quarter	349.30	310.75	321.87
	Third Quarter	326.30	302.25	314.20
	Second Quarter	327.05	297.75	312.40
	First Quarter	304.30	277.75	290.07

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

If gold prices should fall below and remain below our cost of production for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover any losses we may incur during that period and on our ability to maintain adequate reserves. For our continued operations, which does not include Syama, the total cash cost of production per ounce of gold sold was $100 in the year ended December 31, 2003, $74 in the year ended December 31, 2002 and $102 in the year ended December 31, 2001. For all operations, the total cash cost of production per ounce of gold sold was $100 in the year ended December 31, 2003, $74 in the year ended December 31, 2002, $156 in the year ended December 31, 2001.

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

The ore reserve estimates contained in this Annual Report are estimates of the mill delivered quantity and grade of gold in our deposits and stockpiles. They represent the amount of gold that we believe can be mined, processed and sold at prices sufficient to recover our estimated total costs of production, remaining investment and anticipated additional expenditures. Our ore reserves are estimated based upon many factors, including:

•	the results of exploratory drilling and an ongoing sampling of the orebodies;

•	past experience with mining properties; and

•	the experience of the person making the reserve estimates.

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

We require substantial funding to develop our properties. For example, if we ultimately determine that our Tongon project would sustain profitable mining operations, our ability to build a mine at this site would be dependent upon the availability of sufficient funding. In some countries, if we do not conduct any mineral exploration on our mineral holdings or make the required payments in lieu of completing mineral exploration, these mineral holdings will lapse and we will lose all interest that we have in these mineral rights.

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

We currently conduct mining, development and exploration activities in countries with developing economies, including Côte d'Ivoire, Mali, Senegal, Burkina Faso, Ghana and Tanzania. These countries and other emerging markets in which we may conduct operations have, from time to time, experienced economic or political instability, in the form of:

•	war and civil disturbance;

•	expropriation or nationalization;

•	changing regulatory and fiscal regimes;

•	fluctuations in currency exchange rates;

•	high rates of inflation;

•	underdeveloped industrial and economic infrastructure; and

•	unenforceability of contractual rights.

The countries of Mali, Senegal, Burkina Faso and Côte d'Ivoire were French colonies and Tanzania and Ghana were British colonies until their independence in the early 1960's. Each country has, since its independence, experienced its own form of political upheavals with varying forms of changes of government taking place, including violent coup d'etats. The military has also taken a hand in the politics of these countries and has returned them to stability in times of political upheavals. Successful democratic elections have been held in all of these countries in recent years, which has seen civilian rule returned to power. However, Côte d'Ivoire, the leading economic power in the region, and once considered one of the most stable countries in Sub-Saharan Africa, has experienced several years of political chaos, including an attempted coup d'etat. In November 2002, a mutiny by disaffected soldiers developed into a national conflict between rebels who took control of the north of the country and Government supporters in the south. Discussions between the two parties continue regarding the establishment of an interim power sharing government which would seek to establish a more permanent peaceful solution for the country. A cease fire between all parties was signed at the beginning of May 2003.

A United Nations peace keeping force has been sent to the country to ensure that peace is maintained between the various parties. West African political leaders have continued to apply pressure to the parties to bring about a peaceful solution.

Any political or economic instability in the West African countries in which we currently operate could have a material and adverse effect on our business and results of operations.

The conflict in Côte d'Ivoire has resulted in us suspending work in the country pending a peaceful solution. As a result, the progress of the Tongon feasibility study has been delayed. We anticipate starting the next phase of the project once normality returns.

Most goods are supplied to Mali through Côte d'Ivoire. Other supply routes to Mali are, however, functioning. Our operations in Mali have been affected only to the extent of making the supply of diesel more expensive since it now has to be delivered via Togo, which adds additional transportation costs to allow for greater delivery distances.

Also, any present or future policy changes in the countries in which we operate may in some way have a significant effect on our operations and interests. The mining laws of Mali, Côte d'Ivoire, Senegal, Burkina Faso, Ghana and Tanzania stipulate that should an economic orebody be discovered on a property subject to an exploration permit, a permit that allows processing operations to be undertaken must be issued to the holder.

Except for Tanzania, legislation in these countries currently provides for the relevant government to acquire a free ownership interest, normally of at least 10%, in any mining project. For example, the

Malian government holds a 20% interest in Morila SA, and cannot be diluted below 10%, as a result of this type of legislation. The requirements of the various governments as to the foreign ownership and control of mining companies may change in a manner which adversely affects us.

If we are required to change how we account for our interest in Morila Limited in the future to the equity method, any resulting confusion in the investor community could cause persons not to invest in our securities.

Our financial statements have been prepared in accordance with IFRS since our inception as an international company, under which we employ joint venture accounting and proportionately consolidate our interest in Morila Limited's assets, liabilities, income, expenses and cash flows. If we are not permitted to utilize joint venture accounting under IFRS in the future, we would be required to utilize the equity method to account for our interest in Morila Limited and our other joint ventures, which could cause confusion in the investor community and adversely affect a prospective investor's willingness to invest in our securities. The most likely circumstance under which we would be prohibited from using proportionate consolidation would be if existing accounting policies under IFRS were changed to prohibit proportionate consolidation for joint ventures of this type. Under the equity method of accounting, which is mandatory under U.S. GAAP, we would recognize our share of the company's net income as a separate line item in our income statement and would reflect as an investment our share of Morila Limited's net assets on our balance sheet.

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

Our chairman holds positions with other companies in our industry, which may present conflicts with Randgold Resources that are resolved in a manner unfavorable to us.

Our chairman, holds positions with Randgold & Exploration Company Limited, or Randgold & Exploration, our largest shareholder, and other companies in our industry. These positions could create, or appear to create, potential conflicts of interest our chairman is faced with decisions that could have different implications for us and the other companies in which he holds positions. These conflicts may ultimately be resolved in a manner that is unfavorable to us.

Legal action instituted against our chairman may adversely affect our share price.

Our chairman, Roger A.R. Kebble, resigned as a director of Durban Roodepoort Deep Limited, or DRD, a South African company, in June 2002. Management of DRD has instituted legal proceedings alleging that while Mr. Kebble was chairman of DRD, he may have benefited from transactions involving payments to a close corporation of which he was a member, which was not disclosed to DRD. Mr. Kebble has disputed the claims. The matter continues to be adjourned and no final date for a hearing has been set.

A criminal action, brought on November 12, 2002, is pending in the Specialised Commercial Crime Court in Johannesburg against Mr. Kebble for an alleged contravention of Section 234 of the Companies Act No. 51 of 1973 and/or fraud, arising out of an alleged failure by Mr. Kebble, as a director of DRD, to declare to DRD his interest in Skilled Labour Brokers CC and allegations that DRD received invoices from this corporation which were paid by DRD at a time when Mr. Kebble had an undisclosed interest in that entity. Final charges have not yet been filed.

A criminal action, brought on December 6, 2002, is pending in the High Court of South Africa, Witwatersrand Local Division, against Western Areas Limited, Mr. R. Brett Kebble, Hendrik Buitendag and Mr. Roger A.R. Kebble on unspecified alleged charges of fraud. Details of the charges have not been provided. We have been informed that the proceedings arise out of the proposed restructuring of JCI Gold Limited, Consolidated African Mining Limited, Randgold & Exploration, Free State Development and Investment Corporation Limited and Barnato Exploration Limited, towards the end of 1999. This action is still pending.

In the event that these legal actions continue against our chairman, investors may be unwilling to invest in our securities, which may have an adverse effect on our share price.

It may be difficult for you to affect service of process and enforce legal judgments against us or our affiliates.

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

In order to enforce any judgment rendered by any Federal or state court in the United States in Jersey, proceedings must be initiated by way of common law action before a court of competent jurisdiction in Jersey. The entry of an enforcement order by a court in Jersey is conditional upon the following:

•	the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by Jersey law with reference to the jurisdiction of the foreign courts;

•	the judgment is final and conclusive–it cannot be altered by the courts which pronounced it;

•	there is payable pursuant to a judgment a sum of money, not being a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty;

•	the judgment has not been prescribed;

•	the courts of the foreign country have jurisdiction in the circumstances of the case;

•	the judgment was not obtained by fraud; and

•	the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the rules of natural justice which require that documents in the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

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

Exploration for gold is highly speculative in nature. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our mineral exploration rights may not contain commercially exploitable reserves of gold. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology. Our operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as:

•	encountering unusual or unexpected formations;

•	environmental pollution;

•	personal injury and flooding; and

•	decrease in reserves due to a lower gold price.

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

Because we depend upon Morila, and our interest in Morila Limited, for substantially all our revenues and cash flow, our business may be harmed if the Government of Mali fails to repay fuel duties.

Morila is responsible for paying to diesel suppliers the customs duties which are then paid to the Government of Mali. Morila can claim reimbursement of these duties from the Government of Mali on presentation of a certificate from Société Généralé de Surveillance. During the third quarter 2003, the Government of Mali began to reduce payments to all the mines in Mali due to irregularities involving certain small exploration companies. The Government of Mali is re-assessing its internal procedures and has temporarily stopped fuel duties reimbursements.

If Morila is unable to recover these amounts, its ability to pay dividends to its shareholders would be affected. Our business, cash flows and financial condition will be materially and adversely affected if anticipated dividends are not paid.

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

Randgold & Exploration transferred its interests in mineral activities outside of the Randblock to us in August 1995, for $5 million, which we satisfied by issuing 8,000,000 shares to Randgold & Exploration.

In October 1996, Randgold & Exploration, through an intermediate holding company, Randgold Resources (Holdings) Limited, acquired from BHP International Inc., or BHP, the entire issued share capital of BHP Minerals Mali (which was later renamed Randgold Resources Mali Inc., or RRMI) and the benefit of $78 million in shareholder loans. The main asset of RRMI was a 65% interest in Société des Mines de Syama SA, or Somisy, whose assets included the Syama mine. We then acquired the investment in RRMI in exchange for the issuance of 3,212,812 new shares at $25.50 per share. As part of that transaction, Randgold & Exploration guaranteed a $32.2 million loan, including interest, which remained owing to BHP from RRMI.

We acquired the Syama mine in October 1996. However, in April 2004, Resolute Mining Limited of Australia, or Resolute, exercised their option to acquire the Syama mine. For a more detailed discussion of the Syama mine, please see Item 4. Information on the Company — B. Business Overview.

We discovered the Morila deposit during December 1996.

In July 1997, we listed on the London Stock Exchange and completed our initial public offering of 5,000,000 ordinary shares, including Global Depositary Shares, or GDSs, resulting in net proceeds to us of $77.5 million. These proceeds were used to:

•	retire the retained loan from BHP of approximately $32.2 million;

•	contribute to the funding of the capital expansion program at the Syama mine; and

•	fund the exploration activities of the Golden Ridge project in Tanzania, a project which we held for four years. In 1999, this project was sold to Barrick Gold Corporation.

During November 1998, we acquired a further 10% interest in Somisy and certain related shareholder loans, through the issue of 1,157,444 of our ordinary shares to the International Finance Corporation.

During July 2000, we concluded the sale of 50% of our interest in Morila Limited and a shareholder loan made by us to Morila Limited to AngloGold for $132 million in cash.

In April 2001, we acquired an additional 29% of Société des Mines de Loulo, or Somilo, under a sale of shares and loan claims agreement with Normandy LaSource SAS for a purchase price of $2 million, which brought our share of Somilo to 80%. Also under this agreement, we acquired loan claims regarding cash advanced to Somilo by Normandy LaSource to fund exploration activities.

We now conduct our operations through:

•	a 50% interest in Morila Limited; and

•	a controlling interest in Somilo, which conducts exploration activities over the Loulo permit.

In July 2002, we completed an initial public offering of 5,000,000 of our ordinary shares, including American Depositary Shares, or ADSs, resulting in gross proceeds to us of $32.5 million. These proceeds were used to repay a syndicated term loan and revolving credit facility in November 2002 and for feasibility studies and development activities. In connection with this offering, we listed our ADSs on the Nasdaq National Market.

In September 2002, we completed an exchange offer in which we exchanged substantially all of our outstanding GDSs for ADSs representing a like number of our ordinary shares.

On December 16, 2002, we entered into a settlement agreement with Randgold & Exploration, Somisy, Rolls-Royce Power Ventures Limited, Syama Power Sales Limited, or SYPPS, and Operation d'Energie de Syama S.A. regarding our outstanding litigation relating to a contract for the supply of power generating equipment to the Syama gold mine. As a result of this agreement, all parties have withdrawn their claims. Under this agreement, we, Somisy and Randgold & Exploration agreed to pay SYPPS a total amount of $5.3 million in three installments. Resolute assumed the outstanding balance of this settlement when it acquired the Syama mine. The equipment has been returned to Rolls-Royce Power Ventures Limited which removed the equipment from the mine site at its expense.

On March 10, 2003, we changed our ADR ratio from two ordinary shares to one ADR, to one ordinary share to one ADR.

On April 16, 2003 we entered into a heads of agreement with Resolute. Under this agreement we gave Resolute a 12 month option to acquire our entire interest in our wholly-owed subsidiary, Randgold Resources (Somisy) Limited, or RRL Somisy, for $6 million, plus a quarterly royalty payment based on the gold price. RRL Somisy owns 80% of Somisy which owns the Syama mine. In addition, Resolute will accept $7.0 million of Syama's liabilities. During the option period, Resolute paid us option fees of $75,000 per month.

Recent Developments

On June 13, 2003, Randgold & Exploration sold 1 million of our ordinary shares reducing its percentage ownership in us to approximately 43% as of that date. Through a series of sales, Randgold & Exploration reduced its percentage interest in us to approximately 37% by December 31, 2003. Randgold & Exploration has since further reduced its percentage interest in us to approximately 31%.

In February 2004 we announced that we would develop a new mine at Loulo in western Mali. It is anticipated that the new mine would commence open-pit operations in July 2005. In addition, a feasibility study has commenced on the underground potential to extend the life of the proposed new Loulo operation. It is anticipated that the feasibility study will be completed by December 2004.

In April 2004, Resolute exercised their option to acquire the Syama mine. Resolute has subsequently paid us $6 million in cash and has assumed liabilities of $7 million, of which $4 million owing to ourselves has already been settled. The agreement entered into in June 2004 between the parties makes provision for the payment of a royalty by Resolute. At a gold price of more than $350 per ounce, we would receive a royalty on Syama's production of $10 per ounce on the first million of ounces attributable to Resolute and $5 per ounce on the next three million of attributable ounces entered. This royalty payment is capped at $25 million.

The Companies (Jersey) Law, 1991, or the 1991 Law, places restrictions on our ability to pay dividends. Because of accumulated losses, we have not been able, under the 1991 Law, to make dividend payments. At our annual general meeting, held on April 26, 2004, our shareholders approved a resolution to reduce our share premium account by $100 million. This enabled us to re-organize our balance sheet and has placed us in a position to have the option to pay dividends from our future trading profits. On April 27, 2004, the Royal Court in Jersey, Channel Islands, sanctioned the capital reduction which has now become effective. No capital was returned to shareholders in connection with this adjustment. As a result of the Court approval, accumulated losses of $75 million have been cancelled from our profit and loss account and an amount of $25 million has been transferred to a special reserve which shall be treated as our realized profit and will be available for distribution to our shareholders by way of dividend, return of capital or otherwise and/or for transfer to our profit and loss account to the extent of any accrued losses thereon at any time.

During the third quarter of 2003, we submitted an unsolicited offer to Ashanti Goldfields Company Limited, or Ashanti Goldfields. The result of our offer would have resulted in a merger between Ashanti Goldfields and ourselves, with the merged company retaining the Ashanti name. However, the Ashanti Goldfields' board declined to accept our bid, favoring an alternative third party offer. Subsequently, Ashanti Goldfields shareholders formally accepted the alternate offer and that merger has taken place.

Effective on June 11, 2004, we undertook a split of our ordinary shares, which increased our issued share capital from 29,273,685 to 58,547,370 ordinary shares. In connection with this share split our ordinary shareholders of record on June 11, 2004 received two (2) additional $0.05 ordinary shares for every one (1) $0.10 ordinary share they held. Following the share split, each shareholder held the same percentage interest in us, however, the trading price of each share will be adjusted to reflect the share split. ADR holders will be affected the same way as shareholders and the ADR ratio remains 1 ADR to 1 ordinary share.

Principal Capital Expenditures

As of December 31, 2003, our capital commitments for Morila amounted to $0.5 million. This relates to capital expenditures which had been committed and contracted of $0.3 million capital expenditures for Morila committed but not yet contracted amounted to $0.2 million financed out of operating cashflows.

B.    BUSINESS OVERVIEW

Overview

We engage in surface gold mining, exploration and related activities. Our activities are focused on West and East Africa, some of the most promising areas for gold discovery in the World. In Mali, we own one half of Morila Limited, a joint venture with AngloGold. Morila Limited in turn owns 80% of Morila SA, the owner of the Morila mine. We also have advanced-stage development projects in Mali and the neighboring country of Côte d'Ivoire, and hold exploration permits covering additional areas in Mali, Côte d'Ivoire, Burkina Faso, Ghana and Senegal and exploration licenses in Tanzania. As of December 31, 2003, we had declared proven and probable reserves of approximately 2.37 million ounces attributable to our percentage ownership interest in our assets.

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

The focus of Morila Limited's exploration activities is on extending the existing orebody and discovering new deposits which can be processed using the Morila plant. A recently completed study has outlined nine new targets with similar structural settings to Morila and drill testing has commenced on the first of these. Following completion of the near mine geological model, several areas around the current pit with the potential to yield continuous flat lying mineralization have been targeted for further drilling.

Outside of Morila Limited, we hold exploration permits covering 3,000 square kilometers in the Morila region, where we are engaged in early stage exploration work.

Three targets there have been prioritized for drilling based on encouraging trends and pit results and the geological model.

We also own advanced-stage development projects at Loulo, located in Mali, and Tongon, located in Côte d'Ivoire. In February 2004 we announced that we would develop a new mine at Loulo in western Mali. It is anticipated that the new mine would commence open-pit operations in July 2005. In addition, a feasibility study has commenced on the underground potential to extend the life of the proposed new Loulo operation. It is anticipated that the feasibility study will be completed by December 2004. We have not yet committed to constructing a mine at Tongon. However, our work to date, together with the current gold price environment, indicates that a profitable mine could, subject to the political climate in C|$$|Axote d'Ivoire, potentially be developed.

Ownership of Mines and Subsidiaries

The Morila mine is owned by a Malian company, Morila SA, which in turn is owned 80% by Morila Limited and 20% by the State of Mali. Morila Limited is jointly owned by us and AngloGold. The mine is controlled by a 50-50 joint venture management committee with day-to-day operations being the responsibility of a Malian subsidiary of AngloGold.

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

The Loulo Project is owned by a Malian company, Somilo SA, which in turn is owned 80% by RRL Somilo and 20% by the State of Mali.

The following map indicates the location of the Morila mine and the Loulo and Tongon projects.

Strategy

Our strategy is to achieve superior returns on equity through the management and exploitation of resource opportunities focusing on gold.

We will achieve this by:

•	leveraging our intellectual capital in the application of information, exploration, development and operational technology;

•	thorough auditing and evaluation procedures; and

•	pursuing acceptable risk.

We are developing joint venture partnerships and strategic alliances in order to share the inherent risks associated with mineral exploration. We undertake an ongoing evaluation program to review our entry into and continued exploration and development work in our targeted regions. We actively manage our political risk exposure. Our core area of focus is Sub-Saharan Africa, but all countries with good gold prospectivity worldwide are of interest to us. We rank all nations worldwide based on their:

•	exploration potential/mineral endowment;

•	political stability;

•	economic and fiscal framework; and

•	infrastructure.

We employ a multi-disciplinary team to manage, explore and develop opportunities, including specialists in geology, mining engineering and metallurgy. Our exploration and development activities are guided by specialists from South Africa, Europe, Canada, Mali, Côte d'Ivoire Senegal, Burkina Faso and Tanzania. We aim to maintain a balance between our exploration interests at different stages of development. In our initial stages of growth we held a large number of grassroots exploration interests. Morila, together with several exploration successes, have provided us with a number of more advanced projects and the discovery of the Morila deposit resulted in a profit generating asset capable of providing cash flows. Our management has introduced the concept of the "Resources Triangle" which enables the status of a resource project to be ranked against its peers in terms of advancement. Our primary objective is to move projects from the base of the triangle to the status of a producing mine at the pinnacle of the triangle or eliminate them along the way and replace those that are rejected with projects from the pool of projects in the rest of the triangle.

At March 31, 2004, Morila has been in production for 42 months and in that time had produced more than 2.6 million ounces at a total cash cost of less than $100 per ounce. A comprehensive exploration program is being carried out within the Morila mine lease area.

Our corporate, exploration, development and new business program is designed to achieve the following objectives:

•	develop the Loulo Project;

•	complete the Loulo underground pre-feasibility and feasibility studies.

•	locate Morila style mineralization in southern Mali;

•	outline advanced gold targets within our portfolio of exploration permits; and

•	define new opportunities within our priority regions in Africa and elsewhere. During the current field season, drilling programs will be undertaken in Loulo, Morila and Senegal.

Geology

We target bulk tonnage gold deposits that have the potential to host mineable gold reserves of two million ounces or more.

West Africa is one of the more geologically prospective regions in the World. Lower Proterozoic rocks are known to contain significant gold occurrences and occur in West Africa in abundance. The Birrimian greenstone belts, part of the Lower Proterozoic, which are younger than the Achaean greenstones of Canada, Australia and South Africa, contain similar types of ore deposits along with Birrimian greenstone belts that are located in Ghana, Côte d'Ivoire, Burkina Faso, Guinea, Mali, Senegal and Niger. A significant amount of geological information has been collected by government and quasi-government agencies in West Africa. However, the political uncertainty in past years and in particular the post-independence periods has resulted in exploration companies being wary of investing in an area perceived to be unstable. The region has consequently largely been under-explored by mining and exploration companies using modern day technology. Most of our exploration properties are situated within the Birrimian Formation, a series of Lower Proterozoic volcanic and sedimentary rocks. The West African Birrimian sequences host a number of world class gold deposits and producing gold mines.

Our strategy was initiated before the current entry of our competitors into West and Central Africa and we believe that this enabled us to secure promising exploration permits in the West African countries of Côte d'Ivoire, Mali, Burkina Faso, Ghana and Senegal at relatively low entry costs.

Reserves

Only those reserves which qualify as proven and probable reserves for purposes of the SEC's industry guide number 7 are presented in this Annual Report. The reserves are calculated at an average gold price of $350 per ounce over the life of the mine or project.

Morila reserves have been calculated by our joint venture partner, AngloGold. The Loulo Project reserves were calculated by SRK Consulting.

Total reserves as of December 31, 2003, amounted to 37.4 million tonnes at an average grade of 3.75 g/t, giving 4.51 million ounces of gold of which 2.37 million ounces are attributable to us. In calculating proven and probable reserves, current industry standard estimation methods are used. The reserves were calculated using classical geostatistical techniques, following geological modeling of the borehole information. The sampling and assaying is done to internationally acceptable standards and routine quality control procedures are in place.

The preferred technique used for estimation was ordinary kriging, and the resources have been converted to reserves by the application of all the necessary economic, mining and metallurgical parameters into a pit optimization algorithm. All reserves are based on feasibility level studies.

Factors such as grade distribution of the orebody, planned production rates, forecast working costs and metallurgical factors as well as current forecast gold price are all used to determine a cut-off grade from which a life of mine plan is developed in order to optimize the profitability of the operation.

The following table summarizes our declared reserves as of December 31, 2003:

	Proven Reserves			Probable Reserves				Total Reserves
Operation/ Project	Tonnes (Mt)	Grade (G/T)	Gold (Moz)	Tonnes (Mt)	Grade (G/T)	Gold (Moz)		Tonnes (Mt)	Grade (G/T)	Gold (Moz)
Morila mine	11.01	3.55	1.26	14.73	3.88	1.84	Our 40% share	10.30	3.74	1.24
Loulo Project	11.50	3.78	1.40	0.19	3.46	0.02	Our 80% share	9.35	3.77	1.14

1.	A 10% mining dilution at zero grade and a gold loss of 5% have been incorporated into the estimates of reserves and are reported as mill delivered tonnes and head grades.

Results of Operations

The following chart details the operating and production results from operations for the years ended December 31, 2003, 2002 and 2001:

	Morila Attributable 40%	Syama Attributable 80%	Total Attributable	Morila Total	Syama Total
2003
Mined tonnes (million tonnes)	9.39	Discontinued	9.39	23.47	Discontinued
Ore tonnes mined (million tonnes)	1.62		1.62	4.05
Gold grade (g/t)	6.77		6.77	6.77
Ore tonnes milled (million tonnes)	1.31		1.31	3.27
Head grade (g/t)	8.33		8.33	8.33
Ounces production (oz)	317,597		317,597	793,992
2002
Mined tonnes (million tonnes)	10.53	Discontinued	10.53	26.32	Discontinued
Ore tonnes mined (million tonnes)	1.29		1.29	3.23
Gold grade (g/t)	15.59		15.59	15.59
Ore tonnes milled (million tonnes)	1.09		2.74	2.74
Head grade (g/t)	13.39		13.39	13.39
Ounces production (oz)	421,126		421,126	1,052,816
2001
Mined tonnes (million tonnes)	9.21	0.83	10.04	23.03	1.10
Ore tones mined (million tonnes)	1.34	0.55	1.89	3.36	0.73
Gold grade (g/t)	6.80	3.80	5.93	6.80	3.80
Ore tones milled (million tonnes)	1.14	0.46	1.60	2.86	0.61
Head grade (g/t)	7.53	2.10	6.26	7.53	3.10
Ounces production (oz)	252,660	45,715	298,375	631,650	60,953

Mining Operations

Introduction

Morila is located approximately 180 kilometers southeast of the city of Bamako. In 2003, the Morila mine confirmed its status as one of the world's leading gold mines both in terms of ounces of gold produced and production costs. During the third quarter of the year the mine passed the milestone of 2.5 million ounces of gold. The mine achieved this in just three full years since inception. By year end, the mine had produced 2.62 million ounces of gold at a total cash cost of $89 per ounce since inception.

In total for the year ended December 31, 2003, the mine produced 793,992 ounces at $76 per ounce cash operating cost and $100 per ounce total cash cost. This performance maintains Morila's position as one of the lowest cost and largest gold producers for this period worldwide. This degree of profitability enabled substantial dividends to be paid and has allowed us to further strengthen our balance sheet.

Total cash profit for the year was $195 million and distributions to shareholders totaled $174 million. The total dividend paid to us during the year amounted to $69.6 million.

A summary of the salient production and financial statistics for the project as well as a comparison with last year's results follows.

	Year Ended December 31,
	2003	2002
Mined tonnes (million tonnes)	23.47	26.32
Ore tonnes (million tonnes)	4.05	3.23
Mined grade (g/t)	6.77	15.59
Ore tonnes milled (million tonnes)	3.27	2.74
Head grade (g/t)	8.33	13.39
Recovery (%)	91.0	89.3
Ounces produced (oz)	793,992	1,052,816
Average gold price received ($/oz)	$345	$308
Cash operating cost (excluding royalty) ($/oz)	$76	$52
Total cash cost ($/oz)(1)	$100	$74
Cash profit ($ million)	$194.84	$250.05

(1)	For a definition of cash costs, please see Item 3. Key Information – A. Selected Financial Data.

At the national level, during the year ended December 31, 2003, approximately $57 million was paid to the Malian government in payroll taxes, duties, royalties and dividends and a further amount of approximately $48 million was paid to Malian businesses for goods and services rendered.

Morila Tax

Morila SA's tax affairs are regulated by the general tax laws of Mali, the mining code and an Establishment Convention, which is an agreement between us and the State of Mali. The mining code sets out general guidelines, whereas the convention is more detailed and takes precedence over any other laws. The Establishment Convention fixes the fiscal regime for Morila for the length of the mining permit. If general tax laws or the mining code change, they cannot affect Morila unless they are beneficial to Morila, in which case Morila may adopt the new legislation in its entirety.

A major benefit of the Establishment Convention is that Morila is exempt from income tax on profits, currently levied in Mali at the greater of 35% of taxable income and 0.75% of gross revenue, for 5 years starting from October 2000, the date of first commercial production. Morila has a further two years of exemption under the Establishment Convention.

Geology, Exploration and Orebody Definition

The Morila Permit area is located in the northern portion of the West African craton and is underlain by Lower Proterozoic (Birrimian) meta-volcanic and meta-sedimentary sequences and large granitoid intrusions. The deposit is located just west of a major regional structure known as the Banifin shear zone. The gold mineralization is hydrothermal in origin, is contained within metamorphosed sediments close to the contact with an intrusive tonalite and hosted within a shallow dipping shear zone referred to as the Morila shear zone. The alteration envelope is characterized by silica-feldspar flooding and the sulfide mineralization consists of arsenopyrite, pyrrhotite, pyrite and trace chalcopyrite. Coarse gold is common.

Exploration efforts at Morila to further define the orebody as well as to find new mineralized zones were concentrated in several areas last year:

•	A detailed 20 meter by 20 meter infill reverse circulation and diamond drilling program within the south-west to north-east trending high-grade axis;

•	Infill diamond drilling to increase the level of confidence in the orebody;

•	exploring the extensions to the orebody; and

•	exploration of the 200 square kilometers mining lease area.

In 2002 in the northern part of the orebody an extremely high-grade pod of mineralization was identified which impacted positively on the production for the year. Following the success of the drilling program which identified the high-grade pod, it was decided to extend the program to the rest of the mine. Priority was given to exploring the south-west to north-east trending high-grade payshoot axis. As a result of operational difficulties, diamond drilling was used to supplement the reverse circulation drilling.

While there does not seem to be a high-grade pod of the dimensions or quality identified in the previous year, some encouraging results have been received.

For example, in the borehole San 338 the total intercept returned a grade of 18.1g/t over a 71 meter interval, including 17.5 meters at a grade of 58.1g/t. In the borehole San 342, 55 meters was sampled at a grade of 11.1g/t, within which was 25 meters at the a grade of 19.6g/t. Reverse circulation borehole RCX 177 returned intersections of 15 meters at a grade of 11.8g/t and 17 meters at a grade of 29.3g/t.

Remodeling of the south-west to north-east trending high-grade payshoot clearly shows more continuity in the payshoot at higher grades as can be seen in the comparison between the value trend plan at the end of 2002 and the updated end of 2003 plan. The association between the south-west to north-east trending high grade axis and the top of an anticlinal feature has been further confirmed by this infill program.

Grade Control

A sophisticated grade control and management system is in use to ensure effective selective mining, minimize ore losses and the attainment of the desired feed grade. In order to improve the ability to accurately estimate and control the short to medium term grade estimates, the mine has adopted the policy of replacing, for quantitative purposes, the blast hole grade control programs with close spaced reverse circulation (RC) drilling programs. These are carried out at an initial spacing of 20 meters by 20 meters reducing to spacing of 10 meters by 10 meters in areas where the variability of the orebody warrants.

The entire orebody is currently being drilled out on a 20 meter by 20 meter reverse circulation (RC) drilling program to enhance medium term planning which will allow for further detailed definition of the orebody model. Results from selected blasthole samples are also used for qualitative determination of ore/waste boundaries.

Ore is selectively stockpiled near the crusher and the planned ore feed grade to the plant is achieved by blending the stockpile ore with directly tipped ore.

Mine Planning and Reserves

The 2002 mine plan was updated during the year using the resource base updated in April 2003 with further modifications made in mid-year and after completion of the final resource estimate in October 2003. During the course of the year the Phase 2 pit, which had been developed to optimally exploit the high-grade payshoot to the north-east, reached a depth of more than 100 meters below surface. We estimate that this pit phase will be completed during the first half of 2004. Development of Pit Phase 3 commenced in the first half of the year and the rate at which mining takes place was accelerated during the year to enable ore to be exposed prior to the depletion of the Phase 2 pit. This will lead to the merging of the two pits in the course of the next year. Phase 4 pit development has commenced with waste stripping of near surface weathered ore. Estimated mineable reserves amount to 25.74 million tonnes at a grade of 3.74g/t containing 3.10 million ounces of gold as is tabulated below:

	Tonnes	Grade	Gold	Attributable Gold
Category	(Mt)	(g/t)	(Moz)	(Moz)

Proven	11.01	3.55	1.26
Probable	14.73	3.88	1.84
Total	25.74	3.74	3.10	1.24

1.	Cut-off grade 1.4 g/t.

2.	Includes stockpiled ore.

3.	Includes mining dilution of 10% at zero grade and a gold loss of 5%.

As a result of depletion by mining of more than 850,000 ounces, as well as changes to the orebody model, the estimated total reserves remaining has decreased from 4.22 million ounces to 3.1 million ounces. However, as a result of the increased density of drilling, the proportion of reserves qualifying as proven reserves has increased significantly to 43% from 17%.

Based on the current reserves it is estimated that mining at the Morila mine will cease in 2009. However, exploration successes in the Donba-Morila corridor and elsewhere on the lease offer further opportunities to extend the life and profitability of the operation.

Process Plant

The Morila metallurgical plant has a dedicated oxide handling unit which eliminates the problems of feeding soft ore through a hard rock crushing unit.

Infrastructure

The raw water dam at Morila is maintained at a 97% capacity level and provides a three months' requirement in the event of a severe drought. It has encouraged an influx of local and migratory birds. The mine village is fully occupied by senior and expatriate staff. The local mine village in the Sanso area accommodates supervisory Malian staff and their families. These homes are supplied with electrical power, piped potable water and a sewerage disposal system. We also upgraded a medical clinic and additional classrooms have been erected at the Sanso school.

The value of the plant, equipment and infrastructure at Morila is estimated at $127.7 million. The majority of Morila's value is attributed to the processing plant, power plant and associated workshops. The total mine permit area at Morila is 200 square kilometers. All infrastructure requirements including roads, power and water reticulation, waste disposal, communications, recreation, health and safety facilities are provided by the mine. Morila also maintains a licensed airstrip.

Power Station

The power station incorporates five 5.5 megawatt Rolls-Royce Allen 5012 diesel generator sets operated by a Rolls-Royce operating subsidiary. Rolls-Royce has completed corrective work relating to the defective design of the engine's connecting rod assembly which was made to each engine one at a time. Six Aggreko units have been retained on the mine as back-up generators.

Mining

Mining operations are carried out under contract by Somadex, which is a subsidiary of DTP Terrassement, the mining arm of the French construction company, Bouygues. The current mining agreement between Morila and Somadex has been re-negotiated. Under this new agreement the mine staff will play a more direct role in the management of the open pit operation. We believe that by co-operating and managing the mining contractor more closely, the mine will be able to increase mining efficiencies and reduce costs.

The ore is mined using conventional loaders and dump trucks.

Ore Processing and Metallurgy

The Morila metallurgical plant continued improving its production record by increasing tonnage throughput. During the course of the year, monthly throughputs increased and by the last quarter,

throughput averaged 280,000 tonnes per month. This was largely due to the benefits of the mine to mill initiative along with improvements in operational efficiency.

The "mine to mill project" continued with the powder factor being optimized and leading to better fragmentation. The emphasis in mining will now turn to improvements in blast patterns and blast initiation.

Plant Expansion

A plant expansion project was approved during the year and construction commenced in the first quarter of 2003. The expansion is designed to increase the plant throughput from its original nameplate 250,000 tonnes per month to as much as 350,000 tonnes per month with the intention of allowing the processing of lower grade ore through reduced costs as a result of economies of scale. The plant commissioning was delayed into the second quarter of 2004. Production throughput was down due to down time related to tying in the new sections of the plant which impacted on gold production. Recoveries were also impacted by the commissioning. Ounces produced in the first quarter were 107,115 compared to 119,637 in the last quarter of 2003.

The new facilities include a secondary crusher circuit, which allows optimum control of the mill feed size in order to maximize mill circuit throughput. Other facilities to cater for the increase in production include four additional leach tanks, each with a capacity of 2,500m3 providing the necessary residence time to maintain the current high gold recovery levels. The existing mill cyclone cluster is being replaced by a larger unit to ensure adequate classification at the higher production levels.

The tailings stream will be passed through a new thickener which will reduce discharge cyanide levels further. The recovered cyanide will be recycled into the process stream thereby reducing reagent costs as well as the cyanide levels in the tailings facility.

Commissioning of the expansion facility in 2004 will allow the processing of lower grade ore and ameliorate the increase in unit costs resulting from the forecast grade drop.

Human Resources and Community Relations

Community Relations

At the national level, during year ended December 31, 2003, $57 million was paid to the Malian government in payroll taxes, duties, royalties and dividends and a further $48 million was paid to Malian businesses for goods and services rendered.

Efforts have continued during the year to enhance community relations and to promote and manage the social impact of mining activities on the communities surrounding the mine.

A strategy was devised and $750,000 was allocated during the year specifically to sustainable community development activities. Other resources were also allocated, including two additional community development officers. Part of the funding for community development was provided by the board approving the creation of a community trust fund in the amount of $500,000. The trust fund has as trustees members of the community, members of the Morila SA board, mine management and officials from government ministries.

Other funding comes from the mine's community development budget which is allocated to projects by the Morila community development committee. This committee makes decisions using agreed sustainable development parameters. The committee comprises representatives from the communities surrounding the mine, from the mine and from local and national government. The committee meets monthly.

During 2003, much work was done on the infrastructure of the villages close to the mine, including bridges and roads, the provision of water to the villages, grain storage facilities, a recreation and sports centre, the completion of two mosques and the establishment of irrigated vegetable gardens. Support of schools and clinics in the area has continued and the well established AIDS awareness and vector control campaigns have been enhanced.

Industrial Relations

Industrial relations at the mine improved during 2003. Issues such as housing, job grading and advancement were settled amicably following joint management/union task team studies and submission of jointly agreed recommendations. Capacity building among union officials was intensified during the year through joint management/union task team studies and through training with the assistance of the national union and local labor relations training consultants.

Negotiations on a mine level agreement to enhance understanding and regulate industrial relations on the mine continued during the year. This agreement is designed to complement and clarify many of the rights and interests outlined in the existing national mining industry collective agreement that was written in 1985.

A two-day work stoppage occurred at Morila on October 6 and 7, 2003, in compliance with a call for a national strike across all industries by the UNTM (National Malian Workers Union). The strike had a minimal effect on production due to its short duration and the efforts of the expatriate staff who kept the processing plant running using stockpiled materials. It is noted that Randgold Resources Mali and Somisy SA employees ignored the strike call and worked normally.

On June 21, 2004 the workforce at Morila returned to work after a three-day work stoppage called by SECNAMI, the mining section of UNTM, in support of the Morila worker's dispute with mine management about a productivity bonus. Although the mine remained operational during the strike, the work stoppage will have a negative impact on the mine's production for the quarter ending June 30, 2004.

Human Resources

Manning levels related to permanent and temporary Morila and contractor employees on the mine, are as follows:

Morila Employees:
National permanent	406
National temporary	44
Expatriates	50
Total	500

Contractor employees have increased during the year with the start of a $10 million plant expansion project that commenced in March 2003. The recruitment of labor for the project was controlled for the mine contractor using a Malian labor broker. The community development committee assisted with recruitment to ensure access to job opportunities created for local villagers and a fair distribution between villages. The major contractors on the mine are the mining contractor, construction contractor, security contractors and catering contractors.

Contractor Employees:
Nationals	850
Expatriates	87
Total	937

Personnel Administration

Performance management, job evaluation and housing systems are operating satisfactorily following implementation. Training courses are underway to ensure that these systems are fully understood by the workforce.

Training and Development

The program to promote the hiring of Malian citizens instead of expatriate employees is now fully integrated with the manpower plan and training and development strategy. The program was enhanced by the introduction of an industry university scholarship scheme during the year. This scheme is designed to send four Malian students to South African universities to study for undergraduate degrees. Assistance in selecting students to be awarded scholarships was provided by the Ministry of Education and the University of Mali. Three members of staff attended a Management Development Program and three attended the Intermediate Management Development Program held in South Africa.

Four expatriate posts were replaced with Malian citizens during 2003 and we are encouraging the mine to accelerate this process as competency based training and development courses are completed.

Development Projects — Loulo Project

Introduction

The Loulo Project is situated in western Mali adjacent to the Falémé River which forms the frontier with Senegal. It is located 350 kilometers west of Bamako and 220 kilometers south of Kayes. Loulo falls within the Birrimian sequence of the Kenieba inlier. This succession of volcano-sedimentary and clastic rocks contains several major regional shear structures hosting gold deposits such as Sadiola, Segala, Tabakoto and Loulo. Loulo is situated 140 kilometers by road from Sadiola and approximately 25 kilometers from Segala and Tabakoto, which are local gold deposits.

The original Loulo 0 gold deposit was discovered by Syndicat Or (a joint venture between Bureau de Recherches Géologiques et Minières and Direction Nationale de la Géologie et des Mines in 1981. Syndicat Or continued with exploration until 1989 and concluded with a feasibility study showing that the Loulo 0 deposit was sub-economic.

A period of rapid exploration followed after we took control of the project in 1996, resulting in the discovery of the Yalea deposit. A feasibility study was completed which estimated a 120,000 tonnes per month operation mining ore from the two identified orebodies, Loulo 0 and Yalea for a period of 10 years. Submission and approval of the feasibility study by Somilo SA allowed us to increase our stake in the project to 51%. However, the project was put on hold as a result of the rapid drop in gold price as well as the decision to develop Morila ahead of Loulo.

Geology

The project is located with a Lower Proterozoic Birrimian metasedimentary-volcanic sequence. The area is extensively laterized and covered by transported surface material, with only a very small amount of rock visible at the surface.

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

Since the completion of an updated feasibility study on the Loulo Project in March 2003, considerable progress has been made in further defining a viable project. In addition to an increase in the gold price, several technical issues were re-investigated in detail. An addendum to the March 2003 feasibility study was completed in December 2003 and the development of a six year opencast project was approved by our board in the same month.

Our board agreed as part of the financing arrangements for the development of Loulo that some gold price protection be secured. At March 31, 2004, 300,000 ounces had been sold forward at an average spot price of $409 per ounce. In addition to the above, we carried out a Forward Rate Agreement as part of the hedge to fix the four year gold lease rate. An average rate of 1.67% for the four years was achieved. The re-investigation of the issues resulted in better definition of a viable project with an improved understanding of the risks involved. Subsequent to this, the position was rescheduled as a fixed forward hedge with an average gold price of $430 per ounce.

Feasibility

An underground feasibility project is being undertaken and will be completed by the end of 2004.

Pit Design and Scheduling

The templates for final pit designs were selected by SRK (South Africa) from the $350/oz optimized pits. Intermediate pits were designed in order to minimize up front stripping ratios. A basic design change positioned all ramps in the hangingwall which maximizes ore extraction and minimizes waste removal. As a result, we could extract more ore at lower costs.

SRK Consulting has calculated the reserves for the Loulo Project set forth below as of December 31, 2003:

Category	Tonnes (Mt)	Grade (g/t)	Gold (Moz)
Loulo
Proven	5.52	3.53	0.63
Probable	0.19	3.46	0.02
Sub-total	5.71	3.52	0.65

Yalea
Proven	5.98	4.01	0.77
Probable	—	—	—
Sub-total	5.98	4.01	0.77

Total	11.69	3.77	1.42

1.	Reserves are calculated at a gold price of $350/oz.

2.	Dilution of 10% and ore loss of 3% are incorporated into the calculation of reserves.

3.	Of these amounts, 80% is attributable to us.

While ore tonnage is lower than reported at the end of 2002, (11.69 million tonnes as compared to 12.9 million tonnes), the ore grade has increased from 3.60g/t to 3.77g/t.

Scheduling of the removal of ore and waste is based on mining 90,000 tonnes of run of mine (ROM) ore per month from each of the two pits. In the last two years of mining we anticipate that production will be decreased to 60,000 tonnes per month to take into account decreasing accessibility with depth. The shortfall will be mined from the satellite deposits.

Metallurgical Plant Design

We anticipate that the Loulo Project will have a process plant incorporating crushing and ball milling. We also believe that a stage crushing circuit will facilitate a much smoother commissioning. The plant layout has been revised to allow access to crushing facilities outside of the plant high security zone, which now only cordons off the milling, gravity, carbon-in-leach (CIL), elution and gold recovery circuits. This set up facilitates easier maintenance of the crusher plant and minimizes the number of personnel within the high security zone.

Tailings Storage Facility and Design

Preliminary testwork has been completed on the paste tailings option with residue showing amenability to this type of deposition. Paste tailings includes a high-efficiency thickening step prior to deposition and is becoming a favored disposal option, since it minimizes water placement on the tailings storage facility. The project team is currently progressing the detailed design of a conventional tailings dam, while evaluating the feasibility of the paste tailings option.

Water Supply

Water for the operation will be drawn from the Falémé River. The Senegal River Authority and Direction Nationale Hydraulique, the Malian water authority, have approved our application to draw on the Falémé River. We have approval to provide sufficient water storage capacity for mining operations.

Infrastructural Issues

Loulo is in a remote area where regional infrastructure is inadequate for the development of a mine, specifically the provision of power and roads. Efficient access to the site requires construction of 85 kilometers of national road from Sadiola to Kenieti. We reached agreement with the Government of Mali under which Somilo SA is constructing the road infrastructure. The construction expense of the road will be repaid to Somilo SA by the State paying 50% of its royalty from future mine production until the amount is repaid in full. The terms have been incorporated into a formal agreement which will be executed shortly.

Power Supply

The feasibility study is based on self-generated diesel power. In addition, we have engaged Energie du Mali (EDM) on the issue of supply from the nearby Manantali Dam and EDM has proposed a joint study on the feasibility of the supply of power. Should we be able to agree on suitable commercial terms, the supply of lower cost, hydro electric power from the Manantali Dam hydro electric scheme, would have a significant impact on the returns of the Loulo Project.

Closure Estimate

An estimate of the total costs required to cover all expected closure liabilities as stipulated in the Mining Convention applicable to the Loulo Project and following World Bank guidelines has been made. An estimate of closure costs has been made by environmental consultants, Digby Wells and Associates. As certain of the parameters have not yet been finally set, such as the size and shape of the waste rock dumps and the run of mine pad, this estimate will be modified as more information becomes available. The emphasis will also be on contemporaneous reclamation as well as the imposition of stringent conditions on contractors in the design and construction of facilities.

Contracts

Metallurgical Design and Management (Pty) Limited has been awarded the main construction contract, following the tender adjudication in March 2004. We have not yet awarded the mining, power supply and refining contracts.

Human Resources and Community Relations

Manpower and other human resources related plans, procedures, arrangements and systems have been prepared for the start up of the Loulo Project.

Communications with the community, government, non-governmental organizations and aid agency stakeholders during the year resulted in the establishment of a representative community/project liaison, development committee and agreements on co-operation between ourselves, the Government and aid agencies to ensure good relations are maintained and to maximize the benefits to the community of the project.

Financial

The Loulo Project will be financed through a combination of project financial loans and shareholder loans. We are in the process of securing suitable project financing.

We intend to finance the project through a project finance loan of up to $60 million with the balance of the capital being provided by the Somilo SA shareholders by way of shareholder loans. Société Généralé and NM Rothschild & Sons were mandated in February 2004 to arrange the project finance.

Timescale

Construction commenced in February 2004 with the establishment of the access road to Kenieti, site clearing for the plant, office, stores and camp. With the commencement of construction, we estimate that the plant will begin production in July 2005. The program is mainly dependent on access and commencing the civil program ahead of the rainy season, as well as the timely delivery of the mills at the start of the next dry season.

Tongon Project

Project Status

Exploration and feasibility study activities have been disrupted by the state of unrest in Côte d'Ivoire and all on-site work has been suspended.

The situation is constantly being monitored and it is believed there has been considerable movement towards a settlement of issues in the country. We have maintained our presence in Côte d'Ivoire and are capable of recommencing our activities without delay once the political and security environment returns to acceptable levels. A standstill agreement has been reached with the Côte d'Ivoire government whereby, as a result of the existing force majeure conditions, we will be credited with all lost time during which we were unable to fulfill the exploration permit conditions.

Project Description

The Tongon Project is located in northern Côte d'Ivoire, 628 kilometers north of Abidjan within the 671 km2 Nielle Permit in central northern Côte d'Ivoire. We have held the exploration permit since November 1996 and have carried out exploration activities on the project in several phases.

A prefeasibility type 2 study was completed in 2002. This indicated the project could be economically viable and the decision was therefore made to proceed with further, more advanced feasibility work.

Mining

It is anticipated that mining of the Tongon orebodies would be by open-pit methods. More detailed drilling is required in order to assess the proven and probable reserves at this project.

Metallurgical

Metallurgical testwork has been carried out on both the oxide and sulfide ores from the Tongon deposits with the objective of developing a low cost gold recovery process. We believe a 200,000 tonnes per month recovery plant will be necessary for treating the more competent sulfides. This plant will be designed to accommodate 240,000 tonnes per month of the softer oxides in the initial phase of exploitation.

Indications from the metallurgical testing completed to date are that acceptable recovery rates are possible from both the shallow weathered zones and the deeper unweathered zones. Mineralogical investigations indicated that the gold in the deposits is generally fine grained. The gold in the shallower zones is recoverable by simple milling and CIL treatment, while the gold in the deeper zones is amenable to recovery by floatation, fine grinding of the concentrate followed by CIL extraction.

Discontinued Operation — Syama Gold Mine

Care and Maintenance

Syama was on care and maintenance during 2003. Activities were focused on erosion control, routine turning of process plant and power generation equipment and water quality monitoring work. The phased disposal of surplus spares to partially fund the care and maintenance program continued, with the balance of funds being provided by ourselves.

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

The expansion plan for Syama consisted of two phases:

•	The first phase, Syama 1, involved the expansion of the power generation facilities, the crushing and stockpiling facility, the gold recovery section and the addition of sulfide regrind milling and flotation sections.

•	The second phase, Syama 2, added additional crushing and stockpiling capacity and another mill.

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

Syama has been on care and maintenance for the 2002 and 2003. Management focus in this period was the clean-up of the process plant and actively seeking a new investor for the mine.

Resolute Option

On April 16, 2003 we entered into a heads of agreement with Resolute. Under this agreement we gave Resolute a 12 month option to acquire our entire interest in our wholly-owed subsidiary, RRL Somisy, for $6 million, plus a quarterly royalty payment based on the gold price. RRL Somisy owned 80% of Somisy which owns the Syama mine. In addition, Resolute would accept $7.0 million of Syama's liabilities. During the option period, Resolute paid us option fees of $75,000 per month.

In April 2004, Resolute exercised their option to acquire the Syama mine. Resolute has subsequently paid us $6 million in cash and has assumed liabilities of $7 million, of which $4 million owing to us has already been settled. The agreement entered into in June 2004 between the parties makes provision for the payment of a royalty by Resolute to us. At a gold price of more than $350 per ounce, we would receive a royalty on Syama's production of $10 per ounce on the first million of ounces attributable to Resolute and $5 per ounce on the next three million of attributable ounces. This royalty payment is capped at $25 million.

Geology

No additional drilling or analysis has been completed by Somisy on the Syama geology since the end of 2001. The deposit occurs on the Syama-Boundiali Shear Zone within the Birrimian formations of southern Mali. The gold mineralization is structurally controlled and is hosted within a one kilometer wide sequence of altered basalts and metasediments. Mineralization in the main ore body occurs over an 800 meter strike and has been confirmed by diamond drilling to be open at depths of 600 meters below surface.

In addition to the main deposit, nine satellite ore bodies have previously been partially exploited for their oxide potential in the 200 km2 lease area, providing 25% of the total milled ore to date. We believe that there is still additional potential associated with these oxides and the underlying sulfide ore bodies.

Human Resources and Industrial Relations

The care and maintenance workforce for the year remained constant with a total of 17 Malian nationals and 1 expatriate. In addition, up to 90 Malian nationals were employed to assist Resolute in their due diligence program, and for site security.

Environmental Responsibility and Community Development

Rehabilitation work during the first half of 2003 concentrated on erosion control at the satellite sites A21, Quartz Vein Hill and BA01. We completed this with the aid of local labor and expertise from Sikasso. Some 5,000 indigenous trees were infill planted with the assistance of the local villagers.

While Resolute continued its due diligence, no rehabilitation work was done on the main Syama pit, North, West and South rock stacks or the extension pits. This ensures that these assets will remain immediately available should the opportunity to re-open the operation arise.

During the third quarter of 2003, management formed a partnership with U.S. AID and the Malian Ministry of Mines to launch a sustainable development initiative across the Fourou Commune. The objective of the initiative is to establish sustainable revenue generating family agri-businesses with the focus on ensuring a reliable source of food and income for villages. The businesses that have been set up to date are:

•	Irrigated gardens at Bananso and Syama;

•	Animal husbandry in several villages surrounding Syama; and

•	Stocking of the extension pits with fish (which will be harvested on a six monthly basis).

Somisy awaits funding for the Fourou Commune Trust Fund that was agreed by the International Finance Corporation when they exited Somisy in exchange for us acquiring its shareholding in Syama.

On December 15, 2002, we entered into a settlement agreement with Randgold & Exploration, Somisy, Rolls-Royce Power Ventures Limited, SYPPS and Operation d'Energie de Syama S.A. regarding our outstanding litigation relating to a contract for the supply of power generating equipment to the Syama gold mine. As a result of this agreement, all parties have withdrawn their claims. Under this agreement, we, Somisy and Randgold & Exploration agreed to pay SYPPS a total amount of $5.3 million in three installments for the balance of plant. Resolute assumed the outstanding balance of this settlement when it acquired the Syama mine. The equipment is to be returned to Rolls-Royce Power Ventures Limited which will remove the equipment from the mine site at its expense.

Resolute also assumed the rehabilitation liability of the Syama mine as part of the acquisition.

Exploration Projects

General

We have been exploring in Africa and in particular the Birrimian of West Africa for over ten years and have developed a geodynamic model to guide and focus our exploration. The Birrimian sequences of the West African craton are accretionary terrains formed through orogenic collisional events which have developed as a result of plate tectonic processes in the Earth's crust. Gold mineralization and, in particular, multi-million ounce deposits are located within volcano-sedimentary belts exhibiting strong evidence of crustal reworking and a polyphase history of deformation and intrusive activity. The Randgold model has prescribed the areas of focus for our generative work and driven the acquisition of permits and advanced projects in West Africa. Our exploration teams continue to generate and assess new opportunities on the West African craton not only in our priority countries of Mali, Côte d'Ivoire and Senegal but also in Ghana and Burkina Faso.

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

We follow detailed procedures in the exploration and evaluation of potential gold mineralization. The first phase involves target generation, including the identification of prospective areas and acquisition of permits. In the second phase of our exploration program, we verify previously identified gold of remote sensing data (i.e. geophysics and landsat). In the third phase, work is focused on detailed follow-up of gold targets fitting our criteria and includes trenching and diamond or reverse circulation drilling.

The final exploratory phase involves definition drilling on a specific mineralized body as part of the feasibility work. The following table summarizes the phases of our exploration process:

Phases Of Exploration

Phase I	• Country ranking
• Generative program to identify prospective terrains
• Acquisition of mineral rights
Phase II	• Evaluation of previous work
• Interpretation of remote data sets
• Regional and detailed geochemical programs
• Regional and target scale geology and regolith maps
• Data integration and interpretation
• Target generation and prioritization
Phase III	• Focused follow-up programs involving trenching, pitting and reverse circulation or diamond drilling to broadly define resources
Phase IV	• Pre-feasibility drilling
• Feasibility drilling
• Feasibility study

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

We have various types of permits in Africa in the countries of Senegal, Côte d'Ivoire, Mali, Tanzania, Ghana and Burkina Faso. Operating offices exist in each of these countries. We hold permits either in our own name within affiliated subsidiaries or in joint venture with other parties. Our final equity holding on exclusive exploration permits, should a mine be discovered, varies from 52 to 85 percent. A total of 40 targets, ranging from grass-roots exploration to advanced resource definition, have been identified within these properties and are being explored by us at different levels due to their status and priority and include the evaluation of brownfield opportunities in the Loulo, Morila and Tongon regions and the development of new opportunities in Senegal and Northern Côte d'Ivoire. The following table outlines the status of our permits as of April 30, 2004.

Country	Type	Area (km2)	Area (Sq. Miles)	Equity (%)
MALI
Syama	EP	191	74	80.0
Loulo	EP	372	144	80.0
Morila	EEP	289	112	80.0
Morila	EP	200	77	40.0
Koba	EEP	58	22	85.0
Tiorola	EEP	257	99	70.0
Diokelebougou	EEP	393	152	70.0
Dionkola	EEP	248	96	70.0
Kekoro	EEP	241	93	50.0
Sagala	EEP	239	92	50.0

CÔTE D'IVOIRE
Nielle	EEP	671	259	75.0
Boundiali	EEP	1,314	1,014	75.0
Dabakala	EEP	191	74	75.0
Mankono	RP	704	271	75.0
Sikolo	RP	500	193	75.0

SENEGAL
Kanoumering	EEP	405	156	85.0
Kounemba	EEP	408	158	85.0
Tomboronkoto	EEP	403	156	85.0

TANZANIA
Nyabigena South	PL	36	14	100.0
Utimbaro	PL	16	6	100.0
Kajimbura	PL	46	18	100.0
Simba Sirori South	PL	51	20	100.0
Igusule	PL	44	17	100.0
Nyamakubi	PL	43	17	100.0
Kiabakari East	PL	62	24	100.0
Mammoth	PL	40	15	100.0
Blue Ridge	PL	58	22	100.0
Songora	PL	95	37	100.0
Busegwe	PLR	88	34	100.0
Kigumu	PL	131	51	100.0
Nyati	PL	82	32	70.0

BURKINA FASO
Danfora	EEP	45	17	90.0

Total Area		7,921	3,566

Overview

Exploration activities in 2003 focused on the conversion of mineralized material to reserves and the expansion of the mineral base at Loulo; the outlining of new mineralized systems for drill testing in Loulo, within the Morila region and in Senegal; the generation of new target areas and acquisition of holdings in Mali South, Mali West and Tanzania; and finally, pursuing new opportunities in Burkina Faso and Ghana.

The geological model for Morila has evolved and facilitated the identification of new mineralized systems both on and off lease in the Morila region with reconnaissance drilling returning positive intercepts at the Ntiola target.

At Loulo, an aggressive drilling program is converting mineralized material to reserves on the satellite deposits and confirms continuity of geology and grade to depths of 300 to 400 meters below surface at the Loulo 0 and Yalea deposits, which are still open. This drilling also highlighted the presence of hidden, high-grade payshoots that do not come to surface within both orebodies.

In Senegal, exploration work has highlighted a plus six kilometer area of soil anomalies with values of up to 8.9g/t and bedrock samples of up to 9.8g/t. The anomaly is located within a north-south structure and can be linked to the Sabodala Mine in the north and the TA target to the south. Further drill targets are being defined on the three permits.

In Tanzania, work has focused on consolidating a strong position within the Lake Victoria Goldfields, which includes a thirty kilometer contiguous strike length on the Musoma Greenstone Belt. A second portfolio of prospective ground has been secured in the Mara Greenstone Belt.

During the year we continued to consolidate our portfolio and now hold a large presence on the major gold bearing belts within the countries of Mali, Senegal and Côte d'Ivoire. This footprint is expanding with the acquisition of mineral rights within new belts in Burkina Faso, Tanzania and Ghana as well as consolidation in existing areas. In Western Mali, we hold the dominant position around Loulo. In the Morila region, we still hold more than 2,500 km2 around the mine area. In Senegal, we have secured a large position along the Sabodala Belt located just south of the Sabodala deposit. In Côte d'Ivoire, we hold title to over 3,000 km2 on the Senefou-Boundiali Belts and its extension north to Syama in Mali. In Burkina Faso, we have two permit applications pending on potential drill targets. Finally, in Tanzania we now hold 13 licenses covering 710 km2 within the Lake Victorian Goldfields.

Our portfolio of projects in West Africa and elsewhere reflects our strategically driven exploration approach and overriding objective, which is to build sustainable mining projects with significant returns. Our projects are well balanced across the various levels of our resource triangle.

Mali

Morila Exploitation Permit

An aggressive exploration program continues with the objective of defining both shallow and concealed mineralized zones within the lease area. This program involves both RC, RAB and soil sampling on the shallow targets, further diamond drilling to test for extensions to the current orebody and, based on an extensive new generative study and revised geological models; conceptual drilling to locate hidden targets. These tactical and strategic programs will continue through 2004 with the objectives of finding satellite oxide targets and another Morila orebody.

The tactical, near surface exploration program is following up on all surface anomalies. Heel to toe RAB drilling at the Bla target returned grades in excess of 2g/t within a zone of north-northeast trending anomalism covering a plus one kilometer strike length. Focused diamond and RC drilling will need to be effected on this target. At Donba East, regional RAB drilling confirmed the north-west trending plus two kilometer soil anomaly with saprock values up to 0.6g/t. This north-west orientated zone may represent another feeder to Morila style mineralization and is a follow up target for conceptual drilling. Finally, at Donba, the first line of shallow RC drilling returned encouraging multiple intercepts of between 1 and 15.8g/t over widths of 1 to 13 meters from depths of 20 to 30 meters below the surface. A further three lines of RC drilling are in progress to test the oxide potential of the target covering an area of 600 meters by 50 meters.

A new 3D interpretation of the near mine geology was completed based on extension drilling and in-pit geological mapping. The Morila orebody is bounded by a complex array of north-west and north-south structures giving it a definable structural setting. Extensions in the south are confined to sedimentary enclaves located within the tonalite intrusive and drilling to date has returned intercepts of 3 meters at 17g/t and 3 meters at 11g/t. In the north-east, mineralization is truncated by a north-west trending and north-east dipping boundary fault. No mineralization has been located by drilling on the down dip side of this fault. North-south faulting is prevalent on the eastern and western margins. On the northern portion of the eastern margin some encouraging thin intercepts have been outlined including 5 meters at 4.22g/t and 4 meters at 4g/t at 250 meters to 300 meters below surface but follow-up work failed to define continuity.

On the western margin, work has been more encouraging and we believe an opportunity for additional resources still exists directly west of the pit with intercepts of 7 meters at 8.9g/t, 19 meters at 3g/t, 63 meters at 2.1g/t and 11 meters at 24g/t. West of this zone, mineralization is broken up by faulting and reaches depths of 350 to 400 meters. Follow-up programs have failed to outline continuity of a flat mineralized zone while encouraging intercepts in vertical structures have a limited strike extent. A north-northeast trending upright antiform, which plunges shallowly to the north, has been identified from downhole structural data and requires further drilling to the west of the heavily faulted area. To date, only one hole has intercepted this hinge zone returning 4 meters at 36g/t. Finally, only the south-east extension of the orebody remains untested and if that the north-west structure is a feeder to mineralization, then it is a potential target due to its location north of this structure.

The geological model for Morila has evolved from new drilling and in pit geological information. The orebody is located within a structural and mineralized compartment which is bounded by steep dipping north-south and north-west structures. The gold bearing fluids have come up along these structures and were then concentrated and focused within a north-east trending fold axis formed during compression and folding of the sedimentary units. The implications of this model are that the steep structures actually feed the mineralized fluids into the folded and shallow dipping Morila Shear Zone.

An updated generative study has been completed over the Donba-Morila corridor incorporating the ideas from the revised geological model. All surface exploration and drilling information was integrated with remote sensing data to produce a new geological interpretation. This work highlighted the presence of a number of structural compartments similar to Morila which are repeated throughout the Donba-Morila corridor. Seven new targets have been prioritized for testing and RC drilling is currently being effected on the first of these.

Morila Region

In the Morila region, the key objective is to identify and define significantly mineralized systems through systematic valuation of the 13 current targets and generate new ones. All regional programs have now been completed. Work to date has demonstrated that an ore body is not outcropping but that there is enough encouraging information in the form of in situ gold mineralization, gold anomalism, alteration and structure to suggest that the mineralized system could be close to surface. This was recently confirmed by reconnaissance diamond drilling effected on three targets within the portfolio. In all cases, altered metasediments were intercepted associated with steep and shallow dipping fabrics and at Ntiola, in particular, the results were very encouraging suggesting the presence of a significant mineralized system.

At the Ntiola target, drill hole ND001 intersected a zone of biotitized and silicified greywackes returning an intercept of 36 meters grading 1.4g/t which includes intervals of 4 meters at 1.2g/t, 6 meters at 2.9g/t and 15 meters at 1.6g/t. The intercept confirmed mineralization previously intersected in trench NT003 (i.e. 24 meters at 2.3g/t). The gold mineralized zone is orientated north-south, is steeply dipping to the west and associated with fine-grained arsenopyrite and pyrrhotite. Surface exploration has defined a plus 900 meters zone which is still open along strike to the north and south and has only been tested by one diamond drill hole.

Reconnaissance diamond drilling was also effected on two other targets locating on the Dionkala and Morila exploration permits. In both cases, broad zones of anomalism were outlined (0.1 to 0.5g/t) and are associated with disseminated sulfides and altered metasediments typical of the sequence hosting the Morila orebody. Both target areas are located within enclaves of metasedimentary rocks in a granite terrain which is identical to the Morila geological setting. Surface gold anomalism occurs along north-south and north-west trending structures in similar compartments as the one bounding the Morila orebody. All these encouraging signs mean that further drill testing will be effected to test our geological model on these targets.

Loulo

A feasibility and exploration campaign was completed on the Loulo Project involving 14,000 meters of diamond drilling for 76 holes. The principal focus was the conversion of resources to reserves through drill testing of the satellite deposits; drilling of the depth extensions to the high-grade zones at Loulo 0 and Yalea and the testing of conceptual targets. A generative study and associated regional programs have also been completed with the objective of defining new targets on the eastern portion of the exploitation permit.

At Loulo 0, a 15 hole diamond program completed in two phases confirmed continuity of grade and geology to depths of over 400 meters. Gold mineralization is hosted within a folded and tourmalinized quartzite. The high-grade payshoots of plus 6g/t are related to quartz vein stockworks on the crests of the folds and have good down plunge continuity. This drilling highlights the potential for an underground project and the likelihood that this grade tenor will continue to considerable depths.

At Yalea, previous drilling was only down to 180 meters below surface but the results from five new holes drilled to 300 meters show very good grades and excellent geological continuity. Mineralization is associated with disseminated and massive pyrite, disseminated arsenopyrite, carbonate and silica alteration and is hosted within metasediments and bounded by footwall and hangingwall shear zones. Yalea is still open along strike and at depth with shallow drilling confirming a 2,500 meter strike length potential.

At the P125 satellite target, which is located along the same Yalea structure, we confirmed continuity of mineralization northwards over a 220 meter strike length returning intercepts of between 7 and 26 meters grading from 2 to 28.9g/t on the main zone with an additional western zone returning intercepts of 19 meters at 2.3g/t and 9 meters at 2.9g/t. The southernmost hole at P125 returned an intercept of 25.6 meters at 28.9g/t, confirming the presence of a hidden high-grade shoot and highlighting the potential to close the 200 meter gap between P125 and Yalea. In summary, deeper drilling completed at Yalea and P125 outlines a probable plus 2.8 kilometer strike length of mineralization with considerable potential to substantially increase the resource base. Drilling continues with further definition of the deeper mineralization along strike at Yalea including closing the gap with P125.

The deeper drilling at Loulo, Yalea and P125 confirms the geological model of shear zone hosted, hidden high-grade payshoots that do not come to surface. Analogues with similar shear hosted systems in Canada, Tanzania and Ghana highlight that these deposits generally have considerable depth (i.e. up to 2,000 meters at present at Obuasi and still open), continuity and do not outcrop. This geological model is now being applied to the Loulo lease where Yalea and Loulo 0 both locate along major gold bearing structures which remain untested by drilling outside the areas of ore body definition.

Exploration drilling was also undertaken on the satellite deposits. A total of four deposits locating within a 12 kilometer radius of the plant site were tested (Baboto Loulo 3, Loulo 2 and Loulo 0 West). At Baboto, diamond drilling has defined an approximately 100 meter wide silicified zone with multiple mineralized bodies over a strike length of 250 meters. Gold is associated with silicified greywackes and conglomerates hosting disseminated pyrite and arsenopyrite. Intercepts range from 10 to 99 meters grading 1 to 4.5g/t. The mineralized zone is bounded by north-south structures and hosts secondary shear and quartz veins trending north-east/south-west. The intersecting structures, rock type and associated alteration controls the higher grade zones. The target is open to the south. A strong resistive anomaly coincident with the silicification can be traced for a further 2.5 kilometers to the south. RC drilling is planned to assess the higher grade areas and test the 2.5 kilometer strike length.

Five diamond holes drilled at Loulo 2 returned intercepts of between 4 and 13 meters grading 3.5 to 38.6g/t and define a high-grade lenticular mineralized shoot with an approximately 100 meter strike which forms an elevated outcrop area.

At Loulo 0 West, a 16 hole diamond drilling program was completed and outlined multiple zones with widths of 2 to 11 meters grading 1.6 to 14g/t. Gold mineralization is associated with the pyrite rich, strongly veined and hydrothermally altered pink quartzite and the fault breccia units. Mineralization is characterized by variable thickness and grade along strike due to boudinaging and folding. Loulo 0 West locates 350 meters due west of the current open pit for Loulo 0.

Drilling was also undertaken at the Loulo 3 target and confirms continuity of mineralization within mineralized tourmaline quartzite over a 200 meter strike length returning intercepts of 2 to 16 meters grading 2 to 33.6g/t. Resource modeling is currently in progress on the satellite deposits. During the current field season further work is in progress on four new satellite targets.

Gold mineralization at Loulo is hosted within three major structural corridors containing gold-bearing shear zones and referred to as Loulo 0, Yalea and Sakola. These structural zones are well defined by continuous soil anomalism and bedrock gold samples and are also associated with structural deformation and alteration. The Loulo 0 and Yalea orebodies, as well as the satellite pits, are located on two of these structural zones. Exploration work to date has focused exclusively on the definition of near surface materials which can be mined from open pits. The recently completed deep drill programs at Yalea and Loulo 0 confirm the presence of blind payshoots that do not come to the surface. In view of this, potential exploration work is now focused on defining dilational zones with associated alteration along the main structural corridors.

In Mali West a collaborative initiative is being pursued between ourselves and the Coopérative des Orpailleurs de Sitakili whereby we can explore within an area which was previously exclusively reserved for artisanal miners and therefore untested by modern exploration methods. Gold is associated with felsic dykes intruding a folded sedimentary package, grab samples have returned gold grades of 19.5g/t, 11.3g/t and 5.3g/t. The artisanal gold workings cover 3 sub-parallel zones each measuring 3 kilometers by 150 meters and these will be the focus of follow-up programs this season. Exploration will commence as soon as the relevant government authorities have finalized the permit authorization.

Senegal

In Senegal, we continue to add to our portfolio of targets with the creation of new areas and the delineation of advanced targets through focused regional exploration programs. The Senegal portfolio includes three permits covering 1,200 km2 and locating south of the Sabodala deposit within the Sabodala Belt in an area where only one previous phase of modern exploration has been effected. The permits host multiple styles of gold mineralization which include shear hosted, stockwork and disseminated systems. Four targets referred to as TA, KB, Bambaraya and Mankana have identified significantly mineralized systems. Complimentary regional programs have highlighted additional gold in soil anomalies in favorable geological settings which also require follow-up programs.

Further target definition is taking place on the Tomboronkoto Permit which forms the southern property in our portfolio. At the TA target, trenching has now been completed over the whole 800 meter strike length. Results received for two new trenches excavated into areas previously thought to be barren returned encouraging intercepts of 8 meters at 5.8g/t and 7 meters at 2.2g/t. Continuous mineralization at widths of 7 to 62 meters grading 1.5 to 6.7g/t can now be traced over a strike length of 800 meters with a best intercept of 62 meters at 6.7g/t. Broad zones of gold mineralization are controlled by north-south and north-east trending dilational vein sets which are enveloped by areas of intense microfracturing, disseminated sulfides and silicification. The vein sets dip steeply north but are thought to be late dilational features within a broad zone of silicification which dips steeply to the south. All RC and diamond drilling by the previous permit holder was angled from north to south which, in the context of the broader envelope, was incorrect. Drilling is currently in progress to test the southerly dipping model.

The TA target is hosted within a major Shear Zone which can be traced on aeromagnetic maps for over 35 kilometers and linked to the Sabodala deposit. This structural zone locates at the contact between ultramafic rocks to the West and mafic volcanics to the East and has been subjected to shearing and intruded by granitoid bodies. The shear zone hosts multiple gold in soil anomalies and is the subject of follow up exploration programmes. At the Sofia target, locating 15 kilometers north of TA, reconnaissance trenching has returned encouraging intercepts of between 1.5 and 2.4 g/t over widths of 10 to 18 meters along a strike length of 600 meters. Sofia is open in all directions and fieldwork continues to define this target.

The Makana target locates three kilometers north of KB and is defined by a significant circular soil anomaly covering a kilometer radius and locating on top of an altered microdiorite. A large portion of the target is concealed beneath laterite and will be tested with a diamond hole.

The Bambaraya target locates ten kilometers north of Makana. At Bambaraya reconnaissance soil, trench and lithosampling has outline a shear zone covering 1.6 kilometers at the contact between Basalt and Andesite. Trenching over a three hundred strike returned encouraging intercepts of between eight and eighteen meters grading 2.9 to 4.5 g/t and associated with a folded Quartz tourmaline vein and sheared Andesites which have disseminated pyrite and carbonate alteration. The Shear zone was recently tested with five holes covering the sixteen hundred meter strike length.

At KB, a 1,400 meter, north-south trending soil anomaly with values of between 0.6 and 1.0g/t is the focus of detailed exploration. Previous drilling returned encouraging intercepts of 3 meters at 31g/t, 5 meters at 7g/t and 7 meters at 1g/t from two diamond holes. The 1,400 meter strike length remains largely untested and further follow-up work is in progress to understand the mineralized system.

Tanzania

Following the our ongoing generative work, we continue to consolidate our position within the Lake Victoria Goldfields. We now hold a total of 13 exploration licenses covering 710 km2 of which 11 are located in the Musoma Mara region. The portfolio includes a property located on the eastern boundary of the East African Gold Mining, or EAGM, license within the Mara Greenstone Belt and referred to as Nyabigena South. On the Musoma Belt, a total of eight licenses are located within a contiguous area and include 30 kilometers of continuous holdings between the Buhemba and Kiabakari Mine areas. A joint venture has been signed with Goldstream NL, whereby we can earn is 70% interest in the Nyati prospecting license by completion of a bankable feasibility study. Nyati is located within the Musoma Mara region.

At Nyabigena South, surface work has been completed covering the extension of the Mara Shear Zone which hosts the plus two million ounce Nyabirama deposit of EAGM. Pitting has returned elevated bedrock samples and mineralization associated with visible gold in moderate to steep southwest dipping quartz veins with values of plus 5g/t to a maximum of 58.4g/t. Another set of sub horizontal, narrow quartz veins have returned values ranging from 0.1g/t to 9.76g/t. The extent both horizontally and vertically of these structures is unknown due to poor outcrop but the target has not previously been drilled. The Mara Shear Zone strikes west-northwest and covers a five kilometer strike length on our property. The majority of this structure is covered by gravels and tertiary lavas. We believe that the flat dipping veins associated with weak alteration may represent the shallow expression of a larger mineralized system. A ground IP survey is planned to cover the Nyabigena fault zone and assist in defining targets below the cover rocks. This methodology has been used successfully by EAGM to discover the plus two million ounce Gokana deposit locating three kilometers to the north-west.

Within the Musoma area a regional soil survey was completed covering a 30 kilometer east-west zone of Archaean Greenstones on three contiguous licenses. A significant soil anomaly was highlighted on the Kiabakari East prospecting license and requires field follow up. In the eastern part of the soil survey multiple anomalies have been outlined and are associated with well altered mafic volcanics. In the central portion of the grid, there are no anomalies because surface cover rocks have concealed the greenstone units.

Exploration work covering all of our eight licenses will continue with soil geochemistry, geological reconnaissance and a remote sensing study involving integration of landsat, air photos and detailed airborne geophysical surveys. The main objective is to assess the full portfolio and define and prioritize targets for drill testing.

Burkina Faso

In Burkina Faso, we have applied for two new permit areas referred to as Danfora and Kiaka, one directly and the other in a joint venture with a local Burkinabe company. The Danfora permit was awarded to us in early 2004. Both permits host plus one kilometer zones artisanal workings where reconnaissance sampling has confirmed insitu bedrock mineralization which includes high-grade quartz veins and associated host rock mineralization.

Côte d'Ivoire

In Côte d'Ivoire, exploration activities are still suspended pending resolution of the current political impasse. We continue to monitor the situation and have been credited by the Ivorean government for time lost since the onset of civil unrest.

Our exploration portfolio in Côte d'Ivoire includes the Tongon project, complementary satellite targets within a 10 kilometers radius around Tongon, the advanced target of Tiasso on the Boundiali Permit and multiple identified and regional targets within five permits covering 2,628 kilometers.

We will continue to focus on growth opportunities and is currently reviewing a number of exploration and mining prospects.

Countries of Operation

Mali

The Republic of Mali is situated between Algeria, Mauritania, Niger, Burkina Faso, Côte d'Ivoire, Guinea and Senegal. Mali is a landlocked country with a total surface area of 1.24 million square kilometers, 60 percent of which is desert.

The official language of Mali is French, although 80 percent of the population speaks Bambara, as this is the main ethnic group in this multi-ethnic society. Mali has a population of 11.35 million.

The economy of Mali is dominated by agriculture, gold mining, livestock husbandry and other primary activities.

Côte d'Ivoire

Côte d'Ivoire, located between Ghana and Liberia on the west coast of Africa, had a total population of approximately 16.4 million in 2001 and a land area of 124,503 square kilometers. Close ties to France since independence in 1960, the development of cocoa for export, and foreign investment made the country one of Africa's most prosperous and well managed states. The business capital of the country is Abidjan, though the official capital since 1983 has been Yamoussoukro.

The economy of Côte d'Ivoire is largely dependent on agriculture and related activities, which employ approximately 68% of the population. Côte d'Ivoire has had a stock exchange, the Bourse des Valeurs d'Abidjan, in operation since 1976.

Senegal

Senegal is located on the far west coast of Africa and has a population of about 10 million. The capital, Dakar, is a port much used by its neighboring countries. The official language is French, but Wolof and other local languages are spoken.

Senegal's principal exports are fish and fish products, phosphates, fertilizers and groundnuts.

Tanzania

Tanzania is located in East Africa, bordering the Indian Ocean, between Kenya and Mozambique. Covering an area of 945,100 square kilometers, it has a population of 34.1 million growing at about 2.2 percent a year. The capital is Dar es Salaam, but the legislative offices have been transferred to Dodoma, which is planned as the new national capital.

The economy of Tanzania is heavily dependent on agriculture. The mining sector, especially gold, has seen rapid development and large foreign investment in recent years. A number of large mines have recently started their operations making Tanzania a substantial gold producer. Tourism has also shown significant growth in recent years. The service sector and the informal sector are an increasingly important source of employment.

Ghana

Ghana is located on the west coast of Africa and is bordered by Côte d'Ivoire and Togo and has a population of 20.5 million. The capital is Accra. The official language is English, but local languages such as Akan, Moshi-Dagomba, Ewe, and Ga are spoken.

Gold, timber and cocoa production are the major sources of foreign exchange for Ghana. The domestic economy revolves around subsistence agriculture.

Burkina Faso

Burkina Faso is a landlocked country situated in West Africa, bordering Mali, Togo, Nigeria, Chad, Libya and Algeria. Covering an area of 274,200 square kilometers, it has a population of 13.2 million growing at a rate of 2.6 percent a year. The capital is Ouagadougou.

The primary sources of gross domestic product are agriculture and livestock with mining and manufacturing combined contributing to a lesser degree. Cotton contributes 54% of the country's exports and gold only 2.4%.

New Business

We continued to pursue new business opportunities throughout Africa and elsewhere in the world in accordance with our country ranking, risk analysis and our understanding of the most prospective regions for investment. We target self generated opportunities and those submitted by third parties. Over the past year, a number of due diligence project audits were carried out. A significant number of corporate acquisition prospects were examined.

Organic and generative work effected in Africa outlined new opportunities within Tanzania and culminated in the securing of a prospective portfolio of thirteen licenses within the Musoma Mara region of the Lake Victoria Goldfield. Similar generative studies have recently been completed in Ghana and Burkina Faso and on this basis we have recently secured new permits and concluded a joint venture agreement. We continue to generate new organic opportunities in its priority regions within West, East and Central Africa.

The opportunity to merge with Ashanti Goldfields Limited, in order to create a major independent pan-African gold business, was aggressively pursued. We submitted a merger proposal but this proposal was ultimately rejected by the Board of Ashanti Goldfields Limited.

We will continue to focus on growth opportunities that have potential to meet its return criteria and are currently reviewing a number of exploration and mining prospects.

Human Resources

Manpower

Following a rightsizing exercise in Côte d'Ivoire in October 2003, we have a total of 104 employees, including three executive directors and twenty two fixed term contract employees. These figures exclude the Morila joint venture where employees are employed directly by the mine or contracted by the mine through the manager.

Corporate Relations in West and East Africa

Relationship building with stakeholders in West and East Africa was maintained at a high level during 2003 through media events and sponsorships. The strategy of building partnerships remains, in our view, the most effective way for it to do business and helps ensure that the development opportunities its activities present to the countries in West and East Africa are sustainable.

Group Training and Development

To facilitate the implementation of our strategy, several training and development interventions were undertaken during the year. The emphasis in 2003 was on computer software packages and technical skills development.

Remuneration

Our reward philosophy aims to facilitate the maintenance of a dynamic performance culture in which every employee champions the growth of shareholder value, is clear about our objectives, understands how their work contributes to the achievement of these and knows that they will benefit from achieving high levels of performance.

With this vision in mind the reward strategy's purpose is to facilitate:

•	The attraction and retention of talent of the highest quality to enable us to achieve its mission with a lean organizational structure.

•	The motivation of employees to achieve the level of performance necessary to create sustained growth in shareholder value.

This is achieved in practice through a remuneration policy that is designed to:

•	Closely align individual and team reward with business performance at each level;

•	Recognize good performance to encourage employees to perform to their full capacity;

•	Encourage employees to align their interests with those of shareholders;

•	Encourage managers to achieve business performance through their people and assist them to recognize and reward superior performance in both the short and longer term;

•	Allow management to be locally focused and be flexible within strategic parameters;

•	Be competitive and affordable packages within each of the employment markets in which we operate;

•	Maintain internal equity while giving due regard to market requirements; and

•	Be perceived by employees as fair.

A salary review is conducted annually to implement and refresh the reward strategy and manage costs. Information obtained from the performance management system, remuneration surveys and organizational climate audits is utilized in the review.

Industrial Relations

Pact with Labor

The pact with labor is a central pillar of our industrial relations philosophy and remained very much intact throughout all of our business units in the different countries in which we operate during 2003. For example, our staff in Mali were the only large grouping of mining industry employees in the country that declined the National Union of Workers Union's call for strike action in October 2003. Further evidence was apparent in Côte d'Ivoire where the union co-operated with management in the downsizing of staffing by 50%. During the year, we also implemented many measures to avoid retrenchments by redeploying staff to other countries and by retaining a presence Côte d'Ivoire.

Social Responsibility

We undertook several social development projects during 2003 in consultation with joint management/community, community consultative committees. In addition, we were a main sponsor of the Malian delegation to the U.S. Africa Summit held in Washington D.C. in June 2003, hosted a delegation of international bankers and investment analysts to West Africa in May and a delegation of Francophone West African bankers on a networking visit to South Africa as part of a New Partnership for African Development initiative to obtain financing from South African banking and other financial institutions in December.

Exploration

Following the 50% downsizing of staff in the Côte d'Ivoire and the re-entry into Senegal and Tanzania, the number of exploration staff increased from 61 to 76 during 2003.

Twenty professional and technical exploration staff attended technical (geological) and or software skills courses during the year.

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

Mineral Rights

Although we believe that our exploration permits will be renewed when they expire, based on the current applicable laws in the respective countries in which we have obtained permits, we cannot assure you that those permits will be renewed on the same or similar terms, or at all. In addition, although the mining laws of Mali, Côte d'Ivoire, Senegal, Burkina Faso, Ghana and Tanzania provide a right to mine should an economic orebody be discovered on a property held under an exploration permit, we cannot assure you that the relevant government will issue a permit that would allow us to mine. All mineral rights within the countries in which we are currently prospecting are state-owned. Our interests effectively grant us the right to develop and participate in any mine development on the permit areas.

Environmental Matters

The major liabilities for environmental rehabilitation relate to the Morila mine in Mali. Although limited environmental rehabilitation regulations exist in Mali, management has adopted a responsible rehabilitation program following the standards set by the World Bank.

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

Property

Our operational mining area is comprised of Morila operations of 200 square kilometers and the Loulo mining permit of 372 square kilometers. Our exploration permits are detailed above.

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

Reimbursements for fiscal 2003 amounted to $0.6 million. Under the original agreement, the fees payable to Randgold & Exploration were as follows:

•	The salaries for Randgold & Exploration employees were charged to us at cost plus 5%;

•	Office rent was $5,890; and

•	All other expenses were charged to us at cost.

•	We also lease offices in London, Dakar, Abidjan, Bamako, Mwanza, Accra and Jersey.

The service agreement between us and Randgold & Exploration was terminated by mutual agreement effective from the first of April 2004.

In order to continue to source certain services from South Africa, Seven Bridges Trading 14 (Proprietary) Limited, or Seven Bridges, a 100 percent subsidiary of ours was created.

We have entered into a service agreement with Seven Bridges whereby Seven Bridges will provide certain administrative services to us.

Seven Bridges will charge us a monthly fee based on the total employment cost plus 50 percent.

Legal Proceedings

The dispute with Rolls-Royce relating to the failure of the Syama power plant, which it acquired on a 10 year finance lease agreement dated February 25, 2000 was settled out of court in December 2002. In terms of the settlement reached, Syama has agreed to pay Rolls-Royce $5.3 million for the balance of the plant and Rolls-Royce has withdrawn all claims and litigation against Syama, us and Randgold & Exploration. Syama paid an amount of $2.7 million to Rolls-Royce on December 31, 2002. Resolute assumed the outstanding balance of this settlement when it acquired the Syama mine.

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

The committee's secretariat ensures under the supervision of the chairman that:

•	follow-up activities such as action resulting from the regular surveys and inspections are carried out; and

•	health and safety manuals and updates are distributed, posters are posted on notice boards and safety committee minutes and reports are distributed.

Morila's medical officer sits on the Hygiene and Security Committee and advises on the following:

•	working conditions improvements;

•	general hygiene on the operation;

•	ergonomics;

•	protection of workers safety in the workplace; and

•	medical checks and eye and ear testing.

The Hygiene and Security Committee forms, from within its membership, two consultative commissions, the Commission of Inquiry and the Educational Commission. The Commission of Inquiry:

•	investigates accidents and makes recommendations to avoid repetitions;

•	ensures plant, machinery and equipment have adequate protection to avoid injury; and

•	updates and revises safety and health manuals.

The Educational Commission:

•	provides information and training on safe practices and potential risks;

•	provides first aid training;

•	administers and promotes the safety suggestion scheme; and

•	explains, where necessary, the contents of the safety and health manual.

All employees are covered by the state's social security scheme and our medical reimbursement scheme, that reimburses a large portion of expenses related to medical treatment and medicines. Dental and optical expenses are also covered to 50%.

C.	ORGANIZATIONAL STRUCTURE

The following chart identifies our subsidiaries and our percentage ownership in each subsidiary:

(1)	Incorporated in Jersey, Channel Islands

(2)	Incorporated in Mali;

(3)	Incorporated in Côte d' Ivoire

(4)	Incorporated in Tanzania

(5)	Republic of South Africa

D.    PROPERTY, PLANTS AND EQUIPMENT

For a discussion of our principal properties, including mining rights and permits, see Item 4. Information about the Company—A. History and Development of the Company and Item 4. Information about the Company—B. Business Overview. We have all material legal rights necessary to entitle us to exploit such deposits in respect of the Morila mine in Mali to April 2022, and Loulo in Mali to 2029.

The exploration permits in Côte d'Ivoire, Mali and Senegal give us the exclusive right for a fixed time period, which is open to renewal, to prospect on the permit area.

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

General

We earn all of our revenues in U.S. dollars and the majority of our transactions and costs are denominated or based in U.S. dollars. We also have South African Rand, Euro and Communauté Financière Africaine franc denominated costs, which are primarily wages and local material purchases.

Impact of Malian Economic and Political Environment

Our current significant operation is located in Mali and is therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Mali, as discussed under Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.

Impact of Favorable Tax Treaties

We are a Jersey incorporated company and are not subject to income taxes in Jersey.

In Mali, Morila SA is subject to a five year tax exemption which expires on November 14, 2005. Once the tax exemption expires, Morila SA will be taxed at the greater of 35% of taxable income or 0.75% of gross revenue. The benefit of this exemption was to increase our net income by $22.5 million, $31.7 million and $11.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. Somilo SA will also benefit from a five year tax exemption which will expire on the fifth anniversary of the first commercial production.

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

On April 16, 2003 we entered into a heads of agreement with Resolute. Under this agreement we gave Resolute a 12 month option to acquire our entire interest in our wholly-owed subsidiary, Randgold Resources (Somisy) Limited, or RRL Somisy, for $6 million, plus a quarterly royalty payment based on the gold price. RRL Somisy owns 80% of Somisy which owns the Syama mine. In addition, Resolute will accept $7.0 million of Syama's liabilities. During the option period, Resolute paid us option fees of $75,000 per month.

In April 2004, Resolute exercised their option to acquire the Syama mine. Resolute has subsequently paid us $6 million in cash and has assumed liabilities of $7 million, of which $4 million owing to ourselves has already been settled. The agreement entered into in June 2004 between the parties makes provision for the payment of a royalty by Resolute to ourselves. At a gold price of more than $350 per ounce, we would receive a royalty on Syama's production of $10 per ounce on the first million of ounces attributable to Resolute and $5 per ounce on the next three million of attributable ounces. This royalty payment is capped at $25 million. The transaction was completed in June 2004 and incorporated a structured hand-over.

Resolute also assumed the rehabilitation liability of the Syama mine in connection with the acquisition.

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

Our board agreed as part of the financing arrangements for the development of Loulo that some gold price protection be secured. At March 31, 2004, 300,000 ounces had been sold forward at an average spot price of $409 per ounce. In addition to the above, we carried out a Forward Rate Agreement as part of the hedge to fix the four year gold lease rate. An average rate of 1.67% for the four years was achieved.

Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production, which could have a material adverse impact on our revenues.

Our Realized Gold Price

The following table sets out the average, the high and the low afternoon London Bullion Market fixing price of gold and our average U.S. dollar realized gold price during the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,
	2003	2002	2001
Average	363	310	271
High	416	349	293
Low	320	278	256
Average realized gold price (1)	345	308	268

(1)	Our average realized gold price differs from the average gold price as a result of different realized prices achieved on the Morila and Syama hedge books.

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

Total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or U.S. GAAP measures or an indicator of our performance. While the Gold Institute has provided a definition for the calculation of total cash costs per ounce, the calculation of total cash costs per ounce may vary from company to company and our calculation may not be comparable to other similarly titled measures of other companies.

However, we believe that total cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides:

•	an indication of a company's profitability and efficiency;

•	the trends in costs as the company's operations mature;

•	measure of a company's gross margin per ounce, by comparison of total cash costs per ounce to the spot price of gold; and

•	an internal benchmark of performance to allow for comparison against other companies.

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

Our operations currently comprise one open pit operation mined by contractors. Milling operations are undertaken by the mine. Total cash costs in the year ended December 31, 2003 made up approximately 82% of total costs and comprised mainly mining and milling costs, including, labor and consumable stores costs. Consumable stores costs include diesel and reagents costs. Contractor costs represented 39% of total cash costs, with diesel and reagent costs making up 36% of total cash costs. Direct labor costs accounted for approximately 12% of total cash costs.

The price of diesel acquired for the Morila operation increased in the year ended December 31, 2003 which impacted negatively on the total cash costs. Mining contractor costs also increased during 2003. Should these prices increase further, this could impact significantly on total cash costs, mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet.

The remainder of our total costs consists primarily of amortization and depreciation, exploration costs, interest expense and general and administration or corporate charges.

The three-year duty exemption period, ended on November 1, 2003 and duties became payable in accordance with the Malian duty regime on all imported goods. On average, it is anticipated that this will have the effect of increasing the costs of imported goods by 7%, which equates to an overall increase of 1% on total costs. Furthermore, costs will increase as the depth of mining increases.

A.    OPERATING RESULTS

Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto, and other financial information appearing elsewhere in this Annual Report.

Years Ended December 31, 2003 and 2002

Revenues

Total revenues decreased by $18.2 million, or 13.5%, from $134.7 million for the year ended December 31, 2002 to $116.5 million for the year ended December 31, 2003.

Product Sales

From the year ended December 31, 2002 to the year ended December 31, 2003, gold sales revenues decreased by $21.8 million, or 16.6%, from $131.4 million to $109.6 million. The effect of the lower grades, partially offset by an improved average sales price of gold per ounce of $345 compared to $308 for 2002, resulted in the reduction in revenue from gold sales.

Interest Income

Interest income amounts consist primarily of interest received on cash held at banks. Interest income of $1 million for the year ended December 31, 2003, compared to $0.2 million for the year ended December 31, 2002, reflected interest earned on our higher cash balances during the year.

Exchange Gains

The exchange gains for the year ended December 31, 2003 of $3.8 million is higher than the exchange gain of $2.4 million, for the year ended December 31, 2002 as it includes an unrealized exchange gain of $0.9 million and a realized gain of $0.7 million resulting from our treasury activities. The prior year exchange gain related primarily to the Morila operation.

Other Income

Other income of $2.1 million for the year ended December 31, 2003 consists mainly of option fees receivable of $0.7 million, reversal of the doubtful debts provision of $0.5 million and recoveries of $0.9 million, compared to $0.5 million for the year ended December 31, 2002.

Costs And Expenses

Total Cash Costs

The following table sets out our total ounces produced and weighted average total cash cost per ounce for the years ended December 31, 2003 and 2002:

	Year Ended December 31,
	2003		2002
	Ounces	$ Per Ounce	Ounces	$ Per Ounce
Morila (40% share)	317,597	100	421,126	74
Weighted average	317,597	100	421,126	74

From the year ended December 31, 2002 to the year ended December 31, 2003, our weighted average total cash cost per ounce increased $26 per ounce, or 35%, from $74 per ounce to $100 per ounce, as a result of decreased production and increases in diesel and mining contractor costs.

Transfer to Deferred Stripping Costs

The decrease in the transfer to deferred stripping costs of $1.5 million or approximately 30% from $5 million for the year ended December 31, 2002 to $3.5 million for the year ended December 31, 2003, was due to the relative waste stripped being less in the year ended December 31, 2003 than in the year ended December 31, 2002 but still in excess of the life of the mine estimated stripping ratio.

Depreciation and Amortization

Depreciation and amortization charges increased by $1.5 million, or 17% from $8.8 million for the year ended December 31, 2002 to $10.3 million for the year ended December 31, 2003. The increase was mainly due to the reclassification of assets in the fixed asset register into various categories. Previously, all assets were amortised over the life of the mine. Depreciation and amortization in both years were largely related to Morila assets. There was no depreciation and amortization charge for the Syama mine as all assets had been impaired in previous years.

Interest Expense

Interest expense for the year ended December 31, 2003 was $1.9 million and comprised mainly interest on our attributable share of the Morila project financing facility.

Interest expense for the year ended December 31, 2002 was $3.7 million and comprised interest on our attributable share of the Morila project financing facility as well as the $35 million syndicated loan and revolving credit facility, which was repaid during the year.

Loss on Financial Instruments

The loss on financial instruments of $1.7 million for the year ended December 31, 2003 and $0.3 million for the year ended 2002, represents the change in the mark-to-market, between December 31, 2002 and 2003, for those financial instruments that did not qualify for hedge accounting.

The loss on financial instruments at December 31, 2003 mainly results from the mark-to-market valuation of the forward sales and forward rate agreements taken out as part of the Loulo Project financing. These have been taken out at the corporate level and are currently classified as speculative and are therefore accounted for through the income statement.

Morila has entered into gold forward sales and gold option trades to support the financing of the project. These obligations of Morila are non-recourse to us and are margin free.

Royalties

Royalties decreased by $1.6 million, or 17%, from $9.2 million for the year ended December 31, 2002 to $7.6 million for the year ended December 31, 2003. The decreased royalties reflect decreased gold sales.

General and Administrative Expenses

General and administrative costs comprise various expenses associated with providing administration support services to the Morila mine. These charges increased to $6.1 million for the year ended December 31, 2003 from $4.1 million for the year ended December 31, 2002 reflecting an increase in site administration, environmental expenditure and head office charges.

Exploration and Corporate Expenditure

Exploration and corporate expenditures were $17 million for the year ended December 31, 2003 and are consistent with $16.7 million for the year ended December 31, 2002. The expenditure for both years reflects largely activities which are focused on the defining of additional mineralized materials and converting them to reserve ounces, in particular for the Loulo Project, and additional drilling programs in Senegal, the Morila region and Tanzania.

Exchange Losses

The exchange losses for the year ended December 31, 2003 of $1.9 million and $1.9 million for the year ended December 31, 2002 relate primarily to Morila and result from the weakening of the U.S. dollar against other currencies in which goods and services are denominated.

Other Expenses

Other expenses of $4.9 million for the year ended December 31, 2003 and for the year ended December 31, 2002 of $5.7 million comprise operational and other costs associated with the care and maintenance of Syama, insurance costs and tax penalties paid.

Minority Interests

The minority interest for the years ended December 31, 2003 and 2002 represents the net of the 20% and 26% respectively minority share of the losses in the Syama mine and the 20% minority share of losses on the Loulo Project.

Years Ended December 31, 2002 and 2001

Revenues

Total revenues increased by $47.2 million, or 53.9%, from $87.5 million for the year ended December 31, 2001 to $134.7 million for the year ended December 31, 2002.

Product Sales

From the year ended December 31, 2001 to the year ended December 31, 2002, gold sales revenues increased by $47.2 million, or 56.1%, from $84.2 million to $131.4 million. Higher grades from Morila, which completed its second full year of production in 2002, as well as the cessation of operations at Syama at the end of 2001 contributed to the increase in our revenues.

Our share of gold sales increased by 122,751 ounces, or 41.1% from 298,375 ounces in the year ended December 31, 2001 to 421,126 ounces in the year ended December 31, 2002. This was mainly attributable to the high-grades encountered at Morila during the second half of 2002. The average sales price of gold per ounce was $308 in the year ended December 31, 2002 as compared with $268 in the year ended December 31, 2001.

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

Costs and Expenses

Total Cash Costs

The following table sets out our total ounces produced and weighted average total cash cost per ounce for the years ended December 31, 2002 and 2001:

	Year Ended December 31,
	2002		2001
	Ounces	$ Per Ounce	Ounces	$ Per Ounce
Morila (40% share)	421,126	74	252,660	102
Syama (80% share)	—	—	45,715	433
Weighted average	421,126	74	298,375	153

From the year ended December 31, 2001 to the year ended December 31, 2002, our weighted average total cash cost per ounce decreased $79 per ounce, or 51.6%, from $153 per ounce to $74 per ounce. The decrease is largely due to the lower production costs at Morila resulting from high-grades in the second half of 2002 and the phasing out of the high-cost Syama production.

Transfer to Deferred Stripping Costs

The increase in the transfer to deferred stripping costs of $3.0 million or approximately 150% from $2.0 million for the year ended December 31, 2001 to $5.0 million for the year ended December 31, 2002, was due to waste stripping being in excess of the life of the mine estimated stripping ratio.

Depreciation and Amortization

Depreciation and amortization charges increased by $1.7 million, or 23.9% from $7.1 million for the year ended December 31, 2001 to $8.8 million for the year ended December 31, 2002. The increase was mainly due to the capitalization of additional balances of plant equipment associated with the finance leases at the start of the year. Depreciation and amortization in the year ended December 31, 2002 was largely related to Morila assets. There was no depreciation and amortization charge for the Syama mine as all assets had been impaired in previous years.

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

Exploration and Corporate Expenditure

Exploration and corporate expenditures were $16.7 million for the year ended December 31, 2002 and $9.2 million for the year ended December 31, 2001. This increase largely reflects activities which are focused on the defining of additional mineralized materials and converting them to reserve ounces, in particular for our Loulo Project, and additional drilling programs on the Tongon project, as well as ongoing exploration and new business activities. The increase is primarily due to extensive drilling in Mali and Côte d'Ivoire as well as costs associated with the $35 million syndicated corporate facility which was repaid in November 2002. These costs were being amortized over the life of the loan and once the loan was paid off the full amount of the fees and political risk insurance associated with the loan were expensed immediately.

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

Minority Interests

The minority interest for the years ended December 31, 2002 and 2001 represents the net of the 20% and 20% respectively minority share of the losses in the Syama mine and the 20% minority share of losses on the Loulo Project.

B.    LIQUIDITY AND CAPITAL RESOURCES

Cash Resources

Operations

Net cash provided by operations was $51.2 million for the year ended December 31, 2003 and $70.6 million for the year ended December 31, 2002. The $19.4 million decrease was the result of lower grades and lower production at Morila, compared to the previous year.

Net cash provided by operations was $70.6 million for the year ended December 31, 2002 and $21.3 million for the year ended December 31, 2001. The $49.3 million increase was due to the higher attributable earnings from Morila resulting from the processing of exceptionally high-grade ore during the second half of 2002.

Investing

Investing activities for the year ended December 31, 2003 utilized $6 million as compared to $5.5 million utilized for the year ended December 31, 2002. Both years represent ongoing capital expenditure at Morila.

Investing activities for the year ended December 31, 2002 utilized $5.5 million as compared to $14.0 million utilized for the year ended December 31, 2001. The December 31, 2002 year represents ongoing capital expenditure at Morila that began in 2001, the last of the capital expenditure relating to the development program of Morila.

Financing

Financing activities for the year ended December 31, 2003 generated net cash of $0.6 million compared to net cash utilised of $12.2 million for the year ended December 31, 2002. The net cash generated in the year ended December 31, 2003 related to cash received from shares issued of $9.8 million, partly offset by the repayment of our attributable portion of the Morila project loan, together with the payment of the Syama Rolls-Royce Power Venture loan. The net cash utilized in the year ended December 31, 2002 of $12.2 million related mainly to our public offering of ordinary shares which was offset by the settling of the $33 million under the syndicated term loan and revolving credit facility and part of the Morila project loan.

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

Credit and Loan Facilities

In 2002, we negotiated but did not implement a new revolving $20 million credit facility for general working capital and acquisition purposes with the same consortium of lenders. In view of the significant cash being generated by our operations, the revolving credit facility was never used and the facility was cancelled in April 2003.

On April 7, 2000, we concluded a $90 million loan with a consortium of financial lenders led by NM Rothschild for the development of Morila. We refer to this loan as the Morila Loan. The loan bears interest at U.S. three month LIBOR plus 2% per annum. At December 31, 2003, the interest rate on this loan was 3.29%. The loan is scheduled to be repaid over 5 years with the first payment having been made on June 30, 2001, and is collateralized by the assets of Morila. Also, we have pledged our interest in Morila Limited and related assets and the Morila joint venture has pledged its interest in Morila and related assets to secure Morila's obligations under the Morila Loan Agreement. In addition to the periodic payments of principal, Morila is required to make interest payments at periodic intervals. We anticipate that the final loan payment will be made in June 2004.

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

Our attributable share of the Morila Loan at December 31, 2003 amounted to $7.2 million. It is non-recourse to us.

During the year ended December 31, 2000, Morila entered into a finance lease for five Rolls-Royce generators under the terms of a Deferred Terms Agreement between us and Rolls-Royce. The lease is repayable over ten years commencing April 1, 2000 and bears interest at a variable rate of which at December 31, 2003 was approximately 15.55% per annum. Our attributable share of this finance lease amounted to $6.8 million at December 31, 2003. Together with AngloGold, we have guaranteed the repayment of the lease.

Somisy and Randgold Resources Mali SARL, our subsidiaries, have a Communauté Financière Africaine franc denominated, uncollateralized overdraft facility of approximately $1.6 million with Banque de Développement du Mali bearing interest at a fixed interest rate of 10.25% per annum at December 31, 2003. The full facility was utilized at December 31, 2003.

Somilo SA has an uncollateralized $0.9 million loan with the Bureau de Recherches Géologiques et Minières, originating from the purchase of BHP Minerals Mali in 1996, which bears interest at the base rate of the Central Bank of Western African States rate plus 2% per annum, which is being deferred. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans. At December 31, 2003, the interest rate on this loan was 7%.

On August 28, 2002, the Syama hedge transactions were closed through a cancellation agreement with NM Rothschild. On that date, we agreed to buy gold call options to offset existing positions with NM Rothschild comprised of 148,500 ounces at $353/ounce at a cost of $1,805,760. In lieu of the existing premium, NM Rothschild agreed to lend us that amount on a pre-agreed payment schedule requiring us to repay the loan monthly through the 2004 fiscal year. This loan bears interest at the relevant interbank rate plus 3%, which equates to an average rate of 4.37% at December 31, 2003.

Morila also has a finance lease with Air Liquide relating to three oxygen generating units. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which at December 31, 2003 stood at approximately 17%.

Somilo SA also has a $0.5 million loan from the Government of Mali. This loan is uncollateralized and bears interest at the base rate of the Central Bank of West African States plus 2% per annum. This loan is repayable from cash flows of the Loulo mine after the repayment of all other loans. At December 31, 2003, the interest rate on this loan was 7%.

As part of the financing of the development of the Loulo mine, we have engaged NM Rothschild and Société Généralé to arrange a $60 million project finance package for Somilo SA. The loan will be subject to completion of due diligence and the signing of formal loan agreements.

Corporate, Exploration, Development and New Business Expenditures

Our expenditures on corporate, exploration, development and new business activities for the past three years are as follows:

	Year Ended December 31,
	2003	2002	2001
Area	(dollars in thousands)
Africa General	190	239	262
Burkina Faso	—	944	637
Mali	7,597	8,521	5,082
Tanzania	1,756	—	—
Côte d'Ivoire	1,603	5,190	2,781
Senegal	2,749	1,791	424
Merger transaction costs	3,112	—	—
Total exploration cost	17,007	16,686	9,187

We continued to invest in growth opportunities including an aggressive drilling campaign in Loulo, defining new drilling targets in Senegal and the Morila region and expanding drilling programs in Mali and Tanzania.

During the year ended December 31, 2002, we completed drilling programs in Tongon, Loulo and Burkina Faso as well as acquired new opportunities in the Morila region, Senegal and Tanzania. During the year ended December 31, 2001, we completed further drilling at Tongon, drilling of orebody extensions at Loulo and follow-up drilling programs in Burkina Faso.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The related obligations as at December 31, 2003 are set out below:

Contractual Obligations	1 Year	1-5 Years	After 5 Years	Total
	(dollars in thousands)
Long-term debt	10,366	—	833	11,199
Short-term borrowings	13,540	—	—	13,540
Capital lease obligations	1,201	4,434	2,426	8,091
Unconditional purchase obligations	320	—	—	320
Total contractual cash obligations	25,427	4,434	3,289	33,150
Other long-term obligations	2,632	8,488	3,330	14,450

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

Recent Accounting Pronouncements

U.S. GAAP

On April 30, 2003, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 149 (FAS 149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities.

FAS 149:

•	Amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities;

•	Amends FAS 133 to reflect decisions made (1) as part of the Derivatives Implementation Group (DIG) process that effectively required amendments to FAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative; and

•	Is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30. The guidance is to be applied prospectively.

Generally, FAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows.

On December 18, 2003, the Securities Exchange Commission issued Staff Accounting Bulletin No. 104. This staff accounting bulletin revises portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in U.S. generally accepted accounting principles. This staff accounting bulletin also rescinds the Revenue Recognition in Financial Statements Frequently Asked Questions and Answers document issued in conjunction with Topic 13. Selected portions of that document have been incorporated into Topic 13. The accounting literature on revenue recognition includes both broad conceptual discussions as well as certain industry-specific guidance. If a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied. However, in the absence of authoritative literature addressing a specific arrangement or a specific industry, the staff will consider the existing authoritative accounting standards as well as the broad revenue recognition criteria specified in the FASB's conceptual framework that contain basic guidelines for revenue recognition.

Based on these guidelines, revenue should not be recognized until it is realized or realizable and earned. Concepts Statement 5, paragraph 83(b) states that "an entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues". Paragraph 84(a) continues "the two conditions (being realized or realizable and being earned) are usually met by the time product or merchandise is delivered or services are rendered to customers, and revenues from manufacturing and selling activities and gains and losses from sales of other assets are commonly recognized at time of sale (usually meaning delivery)". In addition, paragraph 84(d) states that "If services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes." The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists.

•	Delivery has occurred or services have been rendered,

•	The seller's price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.

The IASB has reissued many International Financial Reporting Standards and announced several new standards. We are considering what impact these standards will have on us.

Issue 04-2, Whether Mineral Rights are Tangible or Intangible Assets and Related Issues (Date Discussed: March 2004)

In March 2004, the Task Force reached a consensus that mineral rights should be accounted for as tangible assets. Additionally, the Task Force decided that mining entities should disclose mineral rights in a separate caption, either on the face of the balance sheet or in the footnotes.

Issue 04-03, Mineral Assets: Impairment and Business Combinations (Date Discussed: March 2004)

SEC Securities Act Industry Guide No. 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, defines proven and probable reserves, and prohibits disclosure of estimates of any reserves that are not proven or probable. Possible' reserves are estimated reserves that are less well established than proven and probable reserves. FASB Statement No. 89, Financial Reporting and Changing Prices, provides less specific definitions of proven and probable reserves. This Issue addresses whether the value associated with possible' mineral reserves and anticipated fluctuations in the future market price of minerals should be included in the valuation of mineral assets when those assets are tested for impairment and recognized in a purchase business combination.

In March 2004, the Task Force reached a consensus that the value attributable to the value beyond proven and probable reserves (VBPP) and the effects of anticipated fluctuations in future market prices of minerals should be considered in a manner that is consistent with the expectations of marketplace participants when an entity allocates the purchase price to assets acquired in a business combination. Additionally, the Task Force reached a consensus that the value attributable to VBPP and the effects of anticipated fluctuations in future market prices of minerals should be considered in the cash flow analysis used to test mining assets for impairment under FAS 144.

We are considering what impact these standards will have on us.

IFRS

The International Accounting Standards Board has reissued many International Financial Reporting Standards, announced several new standards, including IFRS 2, 3 and 5.

We are considering what impact these standards will have on us.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

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

In 2000, the introduction of the euro removed the German Deutschmark as one of the traditional reserve currency alternatives. The euro steadily devalued after its introduction and has traded in a range of ± 10% below its opening value against the dollar. However, this position has begun to change with the euro appreciating against the dollar during 2003.

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

While political and economic crises can affect the gold prices either positively or negatively, neither effect is inevitable. As a recent illustration of this uncertain effect, in 1998, despite negative sentiments caused by the Russian financial crisis, and ensuing corrections in the capital markets world-wide, the price of gold remained stable. In contrast, economic uncertainty and the threat of war on Iraq resulted in a rapid increase in the price of gold towards the end of 2002.

In 2003, the gold price strengthened particularly in the last six months. This was largely in response to the U.S. dollar weakening against a number of currencies highlighting gold's monetary role. The practice of producers selling gold forward decreased greatly in this period, which also had a positive impact on the gold price.

The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London Bullion Market fixing price of gold in U.S. dollars for the past ten years. On December 31, 2003, the afternoon fixing price of gold on the London Bullion Market was $416 per ounce.

	Price Per Ounce ($)
Year	High	Low	Average
1994	396	370	384
1995	396	372	384
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	320	363

Item 6.    Directors, Senior Management and Employees

A.    DIRECTORS AND SENIOR MANAGEMENT

Our Articles of Association provide that the board must consist of no less than two and no more than 20 directors at any time. The board currently consists of 8 directors.

Our Articles of Association provide that any new director should be reelected by the shareholders at the annual general meeting following the date of the director's appointment. Furthermore, each director is subject to reelection on a rotation basis every three years as required by our Articles of Association and the Companies (Jersey) Law, 1991. Messrs. Israel and Liétard's positions as non-executive directors were the subject of an ordinary resolution at the annual general meeting held on April 26, 2004, as requested by our Articles of Association.

According to the Articles of Association, the board meets at intervals determined by the board from time to time.

The address of each of our executive directors and non-executive directors is the address of our principal executive offices, La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands.

Executive Directors

Roger A.R. Kebble (64) Executive Chairman. Mr. Kebble was appointed a director in August 1995 and Executive Chairman in March 1998. He has 41 years of experience in the mining industry. Mr. Kebble is currently the Chairman of Randgold & Exploration, JCI Limited and Western Areas Limited, all of which are public gold mining companies in South Africa. Mr. Kebble is the father of R. Brett Kebble, who resigned as one of our non-executive directors on July 30, 2003.

On June 30, 2002, Mr. Kebble, resigned as a director of Durban Roodepoort Deep Limited, or DRD, a South African company. Management of DRD has instituted legal proceedings alleging that while Mr. Kebble was chairman of DRD, he benefited from transactions involving payments to a close corporation, Skilled Labour Broker CC, of which he was a member, which was not disclosed to DRD. Mr. Kebble has disputed the claims. A further hearing on this matter will take place in June 2003. The matter continues to be adjourned and no final date for a hearing has been set.

A criminal action, brought on November 12, 2002, is pending in the Specialised Commercial Crime Court in Johannesburg against Mr. Kebble for an alleged contravention of Section 234 of the Companies Act No. 51 of 1973 and/or fraud, arising out of an alleged failure by Mr. Kebble, as a director of DRD to declare to DRD his interest in Skilled Labour Brokers CC and allegations that DRD received invoices from this corporation which were paid by DRD at a time when Mr. Kebble had an undisclosed interest in that entity. Final charges have not yet been filed.

A criminal action, brought on December 6, 2002, is pending in the High Court of South Africa, Witwatersrand Local Division, against Western Areas Limited, Mr. R. Brett Kebble, Hendrik Buitendag and Mr. Roger A.R. Kebble on unspecified alleged charges of fraud. Details of the charges have not been provided. The proceedings arise out of the proposed restructuring of JCI Gold Limited, Consolidated African Mining Limited, Randgold & Exploration, Free State Development and Investment Corporation Limited and Barnato Exploration Limited, towards the end of 1999. This action is still pending.

D. Mark Bristow (45) Chief Executive Officer. Dr Bristow was appointed a director in August 1995 and Chief Executive Officer in October 1995. A geologist with more than 22 years' experience in the mining industry, he holds a PhD in Geology from Natal University, South Africa. Prior to this he held executive responsibility for the exploration and new business activities of Randgold & Exploration from 1992 to 1995. During the period 1995 to 1997 he also directed the re-engineering of the reserve management functions of the gold mining of the Randgold & Exploration Group and its affiliated gold mining companies. He has held directorships in Harmony Gold Mining Company Limited and DRD.

Roger A. Williams (40) Finance Director. Mr. Williams is a chartered accountant with 16 years experience in finance as a management accountant, audit manager and financial manager. He was appointed as Finance Director in April 2002. Prior to joining us in January 1997, he was a financial manager for Kimberly-Clark of Southern Africa and an audit manager with Deloitte & Touche in the United Kingdom.

Non-executive Directors

Bernard H. Asher (67) Non-Executive Director; Chairman of the audit committee and Member of the remuneration committee. Mr. Asher was appointed a director in June 1997. He is Chairman of Lion Trust Investment plc, vice-chairman of the Court of Governors of the London School of Economics, vice-chairman of IMH Limited, an investment company, and a director of Morgan Sindall plc, a construction brands company. Until February 1998, Mr. Asher served as an executive director of HSBC Holdings plc and also served as a chairman of its subsidiary, HSBC Investment Bank plc.

Jean-Antoine Cramer (72) Non-Executive Director; Member of the audit committee. Mr. Cramer was appointed a director in June 1997. Mr. Cramer was senior partner in Cramer & Cie, a Geneva portfolio management company and was president of the Corporate Association of Geneva Investment Managers and lectures on various topics relating to politics and economics.

Robert I. Israel (54) Non-Executive Director; Chairman of the remuneration committee. Mr. Israel was appointed a director in June 1997. Mr. Israel is a partner at Compass Partners International LLC, a trans-Atlantic strategy advisory and private investment firm. Until April 2000, Mr. Israel served as a managing director of Schroder & Co. Inc. and head of its Energy Department. He has 26 years of experience in corporate finance, especially in the natural resources sector.

Philippe Liétard (55) Non-Executive Director; Member of the audit Committee and was appointed a member of the remuneration committee on February 26, 2004. Mr. Liétard was appointed a director in February 1998. Mr. Liétard is managing director of the Global Natural Resources Fund. Prior to July 2000, he was director of the Oil, Gas and Mining Department of the International Finance Corporation. He has 26 years of experience with the International Finance Corporation and the World Bank mostly in the minerals business and in Africa.

Aubrey L. Paverd (65) Non-Executive Director; Member of the audit committee. Dr. Paverd was appointed a non-executive director in August 1995. He is also a director of the Peruvian mining company Cia. Minas Buenaventura. Dr. Paverd is now an independent consultant. He has 42 years of international geological experience.

Executive Officers

David Haddon (46) Group Secretary and Legal Counsel. Having overseen our administrative obligations from our incorporation in 1995, Mr. Haddon assumed full secretarial responsibility when we became listed on the London Stock Exchange in July 1997. He has 20 years of legal and administrative experience. Since January 2004 he has assumed the responsibility of our legal counsel.

Bill Houston (56) General Manager — Human Resources. Mr. Houston joined us in 1992 as group training and development manager and currently heads the human resources function. He has 26 years of human resources experience.

Chris Prinsloo (53) Group Financial Manager. Mr. Prinsloo became Group Financial Manager in January 2002. He has 32 years of experience in the mining industry.

Richard Quarmby (44) Technical Manager. Mr. Quarmby is a qualified chemical engineer with extensive experience in the mining industry. He joined our metallurgical team in 1997, playing a pivotal role in the development and implementation on site of the Syama and Morila metallurgical plant designs. His responsibilities include metallurgical development through liasing with partner consultants and evaluating all technical and economic implications with the aid of both proprietary and in-house developed software.

David Reading (48) General Manager — Exploration. In 1998, Mr. Reading was appointed manager of exploration activities. His responsibilities include design, budgeting and implementation of programs, management of joint ventures and of new business opportunities. He has 25 years of experience in mining and exploration geology.

Adrian J. Reynolds (49) General Manager — Projects and Evaluation. Mr. Reynolds joined the international resource division in 1990. He is a specialist in ore reserve evaluation, geostatistics and computerized geological systems, and formed part of the original team which formulated our strategy. His present responsibilities include audits, feasibility studies, projects and environmental engineering. He has 23 years experience in the exploration and gold mining industries.

Mahamadou Samake (56) General Manager — Randgold Resources Mali. Mr. Samake is the general manager of the Bamako office and is a director of our Malian subsidiaries. He is also a professor of company law at the University of Mali.

John Steele (43) General Manager — Capital Projects. Mr. Steele has overseen the capital expansion program at the Syama mine and at the beginning of July 1998, assumed the position of general manager capital projects for the Randgold Resources Group, overseeing the construction of Morila.

Victor Matfield (39) Manager - Corporate Finance. Mr. Matfield is a chartered accountant with 12 years experience in the mining industry.

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

The date of appointment, date of expiration and length of service for each of our directors is set forth in the table below:

Director	Date of Appointment		Date of Expiration of Term	Number of Years Service
Executive
R.A.R Kebble	8/11/95		5/31/06	8
D.M. Bristow	8/11/95		5/31/06	8
R.A. Williams	5/1/02	(1)	5/31/06	2
Non-Executive
B.H. Asher	6/12/97		5/5/05	6
J.A. Cramer	6/12/97		5/5/05	6
R.I. Israel	6/12/97		5/5/07	6
P. Liétard	2/11/98		5/5/07	5
F. Lips	6/12/97		5/5/05	6
A.L. Paverd	7/29/95		5/5/06	8

(1)	Mr. Williams was appointed an alternate director on November 11, 2001, and as financial director on May 1, 2002.

None of our directors and executive officers was selected under any arrangements or understandings between that director or executive officer and any other person. All of our non-Executive directors, are considered independent directors.

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

We have no liability in respect of retirement provisions for executive directors. We do, however, provide a vehicle in the form of a defined contribution fund into which employees, including executive directors, may contribute for the purpose of providing for retirement. While we make an annual contribution on behalf of our employees, we do not do so on behalf of our executive directors.

Each executive director receives a basic salary. Executive directors do not receive any fees. Executive directors are paid an annual bonus which is determined by the annual performance of our share price.

The fees paid to non-executive directors are determined by the board as a whole and are normally reviewed every three years. These fees are currently as follows:

•	Non-executive directors receive a fee of $7,500 for attendance at each meeting;

•	Members of the audit committee receive a fee of $7,500 for attendance at each meeting;

•	The chairman of the audit committee receives a fee of $10,000 for attendance at each meeting;

•	Members of the remuneration committee receive a fee of $5,000 per year; and

•	The chairman of the remuneration committee receives a fee of $6,000 per year.

Non-executive directors have been granted options to purchase our ordinary shares. Details of the options held by the non-executive directors are shown below.

During the year ended December 31, 2003, the aggregate compensation paid or payable to our directors and executive officers as a group was approximately $4.9 million, of which $4.2 million was payable to directors. During the year ended December 31, 2003, we contributed $97,872 to our defined retirement benefits programs for these officers and directors. The following table sets forth the aggregate compensation for each of the directors:

	Basic Salary/Fees December 31,		Bonus December 31,		Restraint of trade December 31,		Total December 31,
	2003 ($)	2002 ($)	2003 ($)	2002 ($)	2003 ($)	2002 ($)	2003 ($)	2002 ($)
Executive
R. A. R. Kebble	375,000	332,100	898,500	262,500	102,000	—	1,375,500	594,600
D. M. Bristow	462,000	427,500	898,500	262,500	164,000	—	1,524,500	690,000
D. Ashworth	—	23,100	—	131,250	—	—	—	154,350
R. A. Williams	187,000	174,250	299,500	—	192,000	—	678,500	174,250
Sub-total	1,024,000	956,950	2,096,500	656,250	458,000	—	3,578,500	1,613,200

Non-Executive
B. H. Asher	115,000	62,500	—	—	—	—	115,000	62,500
D. Ashworth (1)	30,000	22,500	—	—	—	—	30,000	22,500
J-A. Cramer	97,500	60,000	—	—	—	—	97,500	60,000
R. I. Israel	66,000	51,000	—	—	—	—	66,000	51,000
R. B. Kebble (2)	30,000	30,000	—	—	—	—	30,000	30,000
P. Liétard	97,500	52,500	—	—	—	—	97,500	52,500
F. Lips (3)	65,000	42,500	—	—	—	—	65,000	42,500
A. L. Paverd	97,500	60,000	—	—	—	—	97,500	60,000
TOTAL	2,646,500	1,337,950	2,096,500	656,250	458,000	—	4,177,000	1,994,200

(1)	Mr. Ashworth became a non-executive director in May 2002 and resigned from the Board effective August 4, 2003.

(2)	Mr. R.B. Kebble resigned from the Board effective July 30, 2003.

(3)	Mr. F. Lips retired from the Board effective February 19, 2004.

The executive directors do not receive any benefits in kind and the only long-term incentive scheme is the Share Option Scheme.

The bonus is calculated on the movement in our share price based on a calendar year to March 31. The 2003 bonuses, as shown above, reflect the amounts paid in April 2002 based on the movement in the share price from April 1, 2001 to March 31, 2002. At December 31, 2002, we accrued $3.2 million for bonus payments based on a share price of $15. Bonuses for 2003 year were paid in April 2004 in terms of the provisions of the service contracts.

Share options exercised by the directors during 2003 and up to April 30, 2004 are detailed below:

Name	Number of Options Exercised	Average Exercise Price ($)
R. A. Williams	84,658	4.59
D. M. Bristow	258,000	4.57
R. A. R. Kebble	179,300	4.90
F. Lips(1)	12,700	3.30
D. Ashworth(2)	130,000	12.065

(1)	Mr. F. Lips retired from the Board effective February 19, 2004.

(2)	Mr. Ashworth resigned from the Board effective August 4, 2003.

The high and low share prices for our ordinary shares for the year on the London Stock Exchange were £16.65 and £6.20, respectively and our high and low price for our ADRs on the Nasdaq National Market were $28.51 and $11.15 respectively. The ordinary share price on the London Stock Exchange and the price of an ADR on the Nasdaq National Market at December 31, 2003 was £15.55 and $27.35 respectively.

Share options outstanding at April 30, 2004 and held by directors and executive officers were as follows:

Name	Option to Purchase Ordinary Shares		Expiration Date	Exercise Price ($)
Executive Directors
R. A. R. Kebble	133,400		7/11/12	6.50
D. M. Bristow	167,000		7/11/12	6.50
R. A. Williams	27,760		4/30/12	6.05
	66,700		7/11/12	6.50

Non-Executive Directors
B. H. Asher	12,700		1/29/11	3.30
J-A. Cramer	12,700		1/29/11	3.30
R. I. Israel	12,700		1/29/11	3.30
P. Liétard	12,700		1/29/11	3.30
A.L. Paverd	12,700		1/29/11	3.30

Officers
D. J. Haddon	33,000		7/11/12	6.50
	3,000		12/29/09	4.25
	6,700	*	1/29/11	3.30
W. R. A. Houston	26,700		7/11/12	6.50
V. Matfield	26,700		7/11/12	6.50
C. J. Prinsloo	26,700		7/11/12	6.50
R. Quarmby	13,400		7/11/12	6.50
	3,000		12/29/09	4.25
D. J. R. Reading	9,860		12/15/08	2.50
	50	*	1/29/11	3.30
	26,700		7/11/12	6.50
A. J. Reynolds	5,000		1/28/11	3.30
	26,700		7/11/12	6.50
M. Samake	13,400		7/11/12	6.50
J. Steele	26,700		7/11/12	6.50

*	Represents options granted during 2001 to replace previously cancelled options granted under our Share Option Scheme.

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

Audit Committee

Our audit charter, which defines the terms of reference for the audit committee members, sets out the framework through which the audit committee reviews our annual results, the effectiveness of its systems of internal control, internal audit procedures and legal and regulatory compliance and the cost effectiveness of the services provided by the internal and external auditors. The audit committee also reviews the scope of work carried out by our external and internal auditors and holds discussions with the external auditors at least once a year. The audit committee is comprised of four independent non-executive directors. The members of the audit committee are Messrs. Asher (Chairman), Cramer, Liétard and Dr. Paverd.

Remuneration Committee

The remuneration committee reviews the remuneration of directors and senior management and determines the structure and content of the senior executives' remuneration packages by reference to a number of factors including current business practice and prevailing business conditions within our company and the mining and exploration industry. The members of the remuneration committee are Messrs. Israel (Chairman), Asher and Liétard.

D.    EMPLOYEES

At the end of each of the past three years, the breakdown of employees, including our subsidiaries but excluding Morila SA, by main categories of activity was as follows:

Category of Activity	December 31, 2001	December 31, 2002	December 31, 2003
Mining and related engineering	10	10	8
Processing and related engineering	10	10	7
Management and technical	12	12	14
Exploration (1)	67	62	54
Administration (2)	39	26	21

(1)	In addition to the permanent employees outlined above, we employed 36 fixed term exploration employees in Senegal and 12 fixed term exploration employees Tanzania.

(2)	Includes environmental, finance, human resources, purchasing, stores and general administration.

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

Item 7.    Major Shareholders and Related Party Transactions

A.    MAJOR SHAREHOLDERS

As of June 11, 2004, our issued share capital consisted of 58,547,370 ordinary shares with a par value of $0.05 per share. At the annual general meeting held on April 26, 2004, shareholders approved a resolution which authorized a share split which amended our authorized share capital from $4,000,000 divided into 40,000,000 ordinary shares of $0.10 each to $4,000,000 divided into 80,000,000 ordinary shares of $0.05 each. The issued share capital therefore increased from 29,273,685 to the current 58,547,370 ordinary shares. To our knowledge we are not, directly or indirectly, owned or controlled by another corporation, any foreign government or other person.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 30, 2004, by:

•	Any person of whom the directors are aware that is interested directly or indirectly in 3% or more of our ordinary shares;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of April 30, 2004, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, La Motte Chambers, La Motte Street, St Helier, Jersey, JE1 1BJ, Channel Islands.

	Shares Beneficially Owned
Holder	Number	Percent
R. A. R. Kebble (1)	326,700	1.12
D. M. Bristow	333,350	1.14
R. A. Williams	77,229	0.26
B. H. Asher	20,910	0.07
J-A. Cramer	12,700	0.04
R. I. Israel	18,933	0.06
P. Liétard	12,700	0.04
A. L. Paverd	18,933	0.06
Randgold Resources (Holdings) Limited (2) La Motte Chambers La Motte Street St. Helier Jersey JE1 1BJ Channel Islands	3,060,000	10.46
BNY (Nominees) Limited (3) 30 Cannon Street London EC4M XH	20,761,968	70.94
All directors and executive officers (4)	995,216	3.40

(1)	Does not include any shares owned by Randgold Resources (Holdings) Limited, a wholly-owned subsidiary of Randgold & Exploration. Mr. Kebble is currently the chairman of Randgold & Exploration.

(2)	The balance of Randgold Resources (Holdings) Limited's interest in us is held in the form of ADRs.

(3)	Shares held by BNY (Nominees) Limited are held in trust for our ADR program. Includes 7,725,000 ADRs beneficially owned by Randgold Resources (Holdings) Limited.

(4)	No executive officer beneficially owns in excess of 1% of the outstanding ordinary shares.

From June 30, 2003 to April 30, 2004, Randgold & Exploration sold 2,527,481 of our ordinary shares, bringing its percentage ownership in us to approximately 37%. Since April 30, 2004, Randgold & Exploration has further reduced its percentage ownership in us to approximately 31%.

As of April 30, 2004, there were two record holders of our ordinary shares in the United States, holding an aggregate of 9,529 ordinary shares or 0.03%.

As of April 30, 2004, there were 2 record holders of our ADRs in the United States, holding an aggregate of 20,761,968 ADRs or 100%.

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

Of our eight directors, one is a director of Randgold & Exploration and two of the directors are shareholders in Randgold & Exploration. Roger A.R. Kebble is the Chairman of Randgold & Exploration. Roger A.R. Kebble and D. Mark Bristow are shareholders of Randgold & Exploration.

Our articles of association require directors to disclose their interest in transactions and enable a director to vote on contracts in which he is interested in prescribed situations as discussed in Item 10. Additional Information B. — Memorandum and Articles of Association.

Randgold & Exploration owns 3,060,000 ordinary shares and 7,725,000 ADRs through Randgold Resources (Holdings), or RRH, a wholly owned subsidiary, representing approximately 37% of our issued share capital at April 30, 2004.

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

Randgold & Exploration has undertaken to us in the Relationship Agreement that, so long as it owns ordinary shares, directly or indirectly which carry not less than 30% of the voting rights exercisable at our general meetings, it will procure that no director who is a director or employee of any company in the Randgold & Exploration Group, as described therein, and no member of the Randgold & Exploration Group which owns ordinary shares will vote on any matter in which the Randgold & Exploration Group is materially interested or in relation to any actual or proposed transactions between any member of the RRL Group, as described therein, and any member of Randgold & Exploration Group.

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

Services Agreement

Effective on October 1, 1997, we entered into a service agreement with Randgold & Exploration. Under the terms of the service agreement, Randgold & Exploration provides office accommodations, payroll administration and other services for our staff in South Africa. The cost of the services under the services agreement is approximately $55,000 per month, subject to review and negotiation on a quarterly basis. Reimbursements charged for the year ended December 31, 2003 amounted to $0.6 million. On February 2, 2003, we entered into a new services agreement with Randgold & Exploration.

•	The salaries for Randgold & Exploration employees were charged to us at cost plus 5%.

•	Office rental of $5,890 per month; and

•	All other expenses was charged to us at cost.

The service agreement between us and Randgold & Exploration was terminated by mutual agreement effective from the first of April 2004.

In order to continue to source certain services from South Africa, Seven Bridges Trading 14 (Proprietary) Limited, or Seven Bridges, a 100 percent subsidiary of ours, was created. A service agreement has been entered into between Randgold Resources and Seven Bridges whereby Seven Bridges will provide certain administrative services to us. Seven Bridges will derive its income from the services it will provide to us for which it will charge a monthly fee. The services to be provided include administrative and secretarial, accounting, information technology, geophysics consultancy and company secretarial.

The Randgold Name

Under an agreement dated June 26, 1997, Randgold & Exploration Group has licensed us to carry on business under the name "Randgold". The license has been provided to us. on a royalty free perpetual basis. The UK Trademark Registry granted a registration certificate to us for "Randgold" on February 16, 2001.

C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.    Financial Information

See Item 18.

Item 9.    The Offer and Listing

A.    OFFER AND LISTING DETAILS

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares, as reported by the London Stock Exchange, and of our ADRs, as reported by the Nasdaq National Market. Effective March 10, 2003, we changed the ratio of ordinary shares to ADSs from two ordinary shares per ADS to one ordinary share per ADS, so that each ADS now represents one ordinary share. In March, 2003 we changed the currency in which the price of our ordinary shares that are traded on the London Stock Exchange are quoted. The ordinary shares are now quoted in pound sterling and not in U.S. dollars. The ADRs continue to be quoted on the London Stock Exchange and the Nasdaq Stock Market in U.S. dollars.

Financial Period Ended	Price Per Ordinary Share		Price Per ADR
	High(£)	Low (£)	High ($)	Low ($)
December 31, 2003	16.65	6.20	28.51	10.13
	High ($)	Low($)
December 31, 2002	14.50	4.75	15.27	5.83
December 31, 2001	5.00	2.69	—	—
December 31, 2000	4.14	2.48	—	—
December 31, 1999	4.55	1.34	—	—

Calendar Period	Price Per Ordinary Share		Price Per ADR
	High(£)	Low (£)	High ($)	Low ($)
2004
First Quarter	15.63	9.85	28.10	17.77
2003
Fourth Quarter	16.60	12.80	28.51	21.75
Third Quarter	16.65	10.05	26.36	15.51
Second Quarter	12.82	7.95	19.87	12.70
First Quarter	9.93	6.19	16.66	10.13
2002	High ($)	Low($)
Fourth Quarter	14.50	7.75	15.27	7.30
Third Quarter	9.75	6.25	9.75	5.83
Second Quarter	7.00	6.00	—	—
First Quarter	6.13	4.75	—	—

Calendar Month	Price Per Ordinary Share		Price Per ADR
	High(£)	Low (£)	High ($)	Low ($)
2004
May	10.10	8.74	18.70	15.76
April	12.20	9.36	22.30	16.58
March	11.11	9.85	20.30	17.77
February	12.40	10.39	23.42	19.70
January	15.63	11.90	28.10	22.00
2003
December	16.60	14.35	28.51	25.35

B.    PLAN OF DISTRIBUTION

Not applicable.

C.    MARKETS

Our ordinary shares are listed on the LSE, which currently constitutes the principal non-United States trading market for those shares, under the symbol RRS. Since July 2002, our ADSs traded in the United States on Nasdaq under the trading symbol RRUS until December 2, 2002 and, from December 3, 2002, under the trading symbol GOLD, in the form of American Depositary Receipts. The American Depositary Receipts are issued by The Bank of New York, as Depositary. Each American Depositary Receipt represents one American Depositary Share. Each American Depositary Share represents one of our ordinary shares.

D.    SELLING SHAREHOLDERS

Not applicable.

E.    DILUTION

Not applicable.

F.    EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.        Additional Information

A.    SHARE CAPITAL

Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

General

We are a company organized with limited liability under the laws of Jersey, Channel Islands. Our registered number is 62686.

The authorized share capital is $4,000,000 divided into 80,000,000 ordinary shares of $0.05 each, of which 58,547,370 were issued as of June 11, 2004 and 21,464,630 were available for issue. At the annual general meeting held on April 26, 2004, shareholders approved a resolution which authorized a share split which amended our authorized share capital from $4,000,000 divided into 40,000,000 ordinary shares of $0.10 each to $4,000,000 divided into 80,000,000 ordinary shares of $0.05 each. The issued share capital therefore increased from 29,273,685 to the current 58,547,370 ordinary shares with effect from June 11, 2001. None of our shares have any redemption rights.

Memorandum of Association

Clause 2 of our Memorandum of Association provides that we shall have all the powers of a natural person including but not limited to the power to carry on mining, exploration or prospecting.

Changes in Capital or Objects and Powers

Subject to the 1991 Law and our Articles of Association, we may by special resolution at a general meeting:

•	increase our authorized or paid up share capital;

•	consolidate and divide all or any part of our shares into shares of a larger amount;

•	sub-divide all or any part of our shares having a par value;

•	convert any of our issued or unissued shares into shares of another class;

•	convert any of our paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	convert any of our issued shares into redeemable shares which can be redeemed;

•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled;

•	reduce the authorized share capital;

•	reduce our issued share capital; or

•	alter our Memorandum or Articles of Association.

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

The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the 1991 Law including:

•	the consideration of our annual financial statements and report of our independent accountants;

•	the election of directors; and

•	the appointment of independent auditors.

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

We may, in our absolute discretion and without giving any reason, refuse to register any transfer of a share or renunciation of a renounceable letter of allotment unless:

•	it is in respect of a share which is fully paid up;

•	it is in respect of only one class of shares;

•	it is in favor of a single transferee or not more than four joint transferees;

•	it is duly stamped, if so required; and

•	it is delivered for registration to our registered office for the time being or another place that we may from time to time determine accompanied by the certificate for the shares to which it relates and any other evidence as we may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so; provided that we shall not refuse to register any transfer of partly paid shares which are listed on the grounds they are partly paid shares in circumstances where our refusal would prevent dealings in those shares from taking place on an open and proper basis.

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

•	the giving of any guarantee, security, or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of us or any of our subsidiary undertakings;

•	the giving of any guarantee, security or indemnity in respect of a debt or obligation of ours or any of our subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

•	any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

•	any proposal concerning any other body corporate in which he (together with persons connected with him) does not to his knowledge have an interest in one per cent or more of the issued equity share capital of any class of that body corporate or of the voting rights available to shareholders of that body corporate;

•	any proposal relating to an arrangement for the benefit of our employees or the employees of any of our subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom the arrangement relates; or

•	any proposal concerning insurance which we propose to maintain or purchase for the benefit of directors or for the benefit of persons who include directors.

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

Rights of Minority Shareholders and Fiduciary Duties

Majority shareholders of Jersey companies have no fiduciary obligations under Jersey law to minority shareholders. However, under the 1991 Law, a shareholder may, under some circumstances, seek relief from the court if he has been unfairly prejudiced by us. The provisions of the 1991 Law are designed to provide relief from oppressed shareholders without necessarily overriding the majority's decision. There may also be common law personal actions available to our shareholders.

Jersey Law and Our Memorandum and Articles of Association

The content of our Memorandum and Articles of Association is largely derived from an established body of corporate law and therefore they mirror the 1991 Law. Jersey company law draws very heavily from company law in England and there are various similarities between the 1991 Law and the English Companies Act 1985 (as amended). However, the 1991 Law is considerably shorter in content than the English Companies Act 1985 and there are some notable differences between English and Jersey company law. There are, for example, no provisions under Jersey law (as there are under English law):

•	controlling possible conflicts of interests between us and our directors, such as loans by us or directors, and contracts between us and our directors other than a duty on directors to disclose an interest in any transaction to be entered into by us or any of our subsidiaries which to a material extent conflicts with our interest;

•	specifically requiring particulars to be shown in our accounts of the amount of loans to officers or directors' emoluments and pensions, although these would probably be required to be shown in our accounts in conformity to the requirement that accounts must be prepared in accordance with generally accepted accounting principles;

•	requiring us to file details of charges other than charges of Jersey realty; or

•	as regards statutory preemption provisions in relation to further issues of shares.

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

The International Finance Corporation, or IFC, disposed of 50 Class "C" shares of Somisy to us for $1. The IFC assigned and transferred to us all of its rights, title and interest to the Investment Agreement dated August 5, 1993, between Somisy and IFC.

2.	Structured Precious Metals Option and Loan Confirmation, dated August 30, 2002, between Randgold Resources Limited and NM Rothschild & Sons Limited.

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

3.	Settlement Agreement between Rolls-Royce Power Ventures Limited, Syama Power Plant Sales Limited, Operation dEnergie de Syama SA, Societe des Mines de Syama SA, Randgold Resources Limited and Randgold & Exploration Company Limited dated December 16, 2002.

We entered into this settlement agreement with Randgold & Exploration, Somisy, Rolls-Royce, Syama Power Sales Limited, or SYPPS, and Operation d'Energie de Syama S.A. regarding our outstanding litigation relating to a contract for the supply of power generating equipment to the Syama gold mine. As a result of this agreement, all parties have withdrawn their claims. Under this agreement, we, Somisy and Randgold & Exploration agreed to pay SYPPS a total amount of $5.3 million in three installments. Resolute assumed the outstanding balance of this settlement when it acquired the Syama mine. The equipment has been returned to Rolls-Royce.

4.	Services Agreement, dated February 2, 2003, between Randgold & Exploration Company Limited and Randgold Resources Limited.

In terms of this agreement Randgold & Exploration will provide us with certain identified services provided or sourced from South Africa at cost plus a mark up. The agreement is subject to 6 months notice by either party.

5.	Heads of Agreement, dated April 16, 2003, between Randgold Resources Limited and Resolute Mining Limited (Resolute).

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

6.	Third Contract of Employment, dated May 5, 2003, between Randgold Resources Limited and Roger Ainsley Ralph Kebble.

7.	Fourth Contract of Employment, dated May 5, 2003, between Randgold Resources Limited and Dennis Mark Bristow.

8.	Second Contract of Employment, dated May 5, 2003, between Randgold Resources Limited and Roger Alyn Williams.

New employment agreements were entered into for a minimum fixed period to May 31, 2006 with our chairman, Mr. Roger A.R. Kebble, our chief executive officer, Dr. D. Mark Bristow and our finance director and Mr. Roger A. Williams. The contracts set the terms of employment, salary and bonus payments for each executive director.

9.	Share and Debt Sale Deed, dated June 1, 2004, between Randgold Resources Limited and Resolute Mining Limited.

Under this agreement, Resolute acquired our entire interest in RRL Somisy which owned 80% of the Syama mine, for $6 million in cash and the assumption of $7 million in liabilities.

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

E.    TAXATION

Material Jersey Tax Consequences

General

The following summary of the anticipated tax treatment in Jersey in relation to the payments on the ordinary shares and ADSs is based on the taxation law and practice in force at the date of this Annual Report, and does not constitute legal or tax advice and prospective investors should be aware that the relevant fiscal rules and practice and their interpretation may change. We encourage you to consult your own professional advisers on the implications of subscribing or, buying, holding, selling, redeeming or disposing of ordinary shares or ADSs and the receipt of interest and distributions, whether or not on a winding-up, with respect to the ordinary shares or ADSs under the laws of the jurisdictions in which they may be taxed.

We are an "exempt company" within the meaning of Article 123A of the Income Tax (Jersey) Law, 1961, as amended, for the calendar year ending December 31, 2003. We are required to pay an annual exempt company charge, which is currently (pounds sterling) 600, in respect of each subsequent calendar year during which we wish to continue to have "exempt company" status. The retention of "exempt company" status is conditional upon the Controller of Income Tax being satisfied that no Jersey resident has a beneficial interest in us, except as permitted by published concessions granted by the Controller from time to time. By concession, the holding of ordinary shares or ADSs by a Jersey resident in an exempt company, the shares of which are traded on a recognized stock exchange, is not regarded as a beneficial interest, provided that the holding is de minimis or clearance has been obtained from the Controller.

The Controller of Income Tax has indicated that a holding by Jersey residents of less than 10% of the share capital of a company shall be treated as de minimis.

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

For purposes of this discussion, a "U.S. holder" is a holder of our ordinary shares or ADSs that is:

•	a U.S. citizen;

•	an individual resident in the United States for U.S. Federal income tax purposes;

•	a domestic corporation, or other entity taxable as a corporation, organized under the laws of the United States or of any U.S. state or the District of Columbia;

•	an estate the income of which is includible in its gross income for U.S. Federal income tax purposes without regard to its source; or

•	a trust, if either: a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not deal with all aspects of U.S. Federal income taxation that may be relevant to particular U.S. holders in light of their particular circumstances, or to U.S. holders subject to special rules, including, without limitation:

•	some retirement plans;

•	insurance companies;

•	U.S. holders of ordinary shares or ADSs held as part of a "straddle," "synthetic security," "hedge," "conversion transaction" or other integrated investment;

•	persons that enter into "constructive sales" involving our ordinary shares or ADSs or substantially identical property with other investments;

•	U.S. holders whose functional currency is not the U.S. Dollar;

•	some expatriates or former long-term residents of the United States;

•	financial institutions;

•	broker-dealers;

•	tax-exempt organizations;

•	U.S. holders who own, directly, indirectly or through attribution, 10% or more of our outstanding voting stock;

•	Persons subject to the alternative minimum tax;

•	Regulated investment companies;

•	Traders in securities who elect to apply a mark-to market method of accounting; and

•	Person who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation.

In addition, this summary does not address the effect of any applicable U.S. state, local or non-U.S. tax laws, does not consider the tax treatment of persons who own our ordinary shares or ADSs through a partnership or other pass-through entity, and deals only with ordinary shares or ADSs held by U.S. holders as "capital assets" as defined in Section 1221 of the Code. If a partnership (including for this purpose, any entity treated s a partnership for U.S. Federal income tax purposes) holds shares or ADSs, the tax, treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

We encourage U.S. holders of our ordinary shares or ADSs to consult with their own tax advisors with respect to the U.S. Federal, state and local tax consequences, as well as the tax consequences in other jurisdictions, of the purchase, ownership and disposition of our ordinary shares or ADSs applicable in their particular tax situations.

Ownership of Ordinary Shares or ADSs

For purposes of the Code, U.S. holders of ADSs will be treated for U.S. Federal income tax purposes as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to U.S. Federal income tax.

For U.S. Federal income tax purposes, distributions with respect to our ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to U.S. holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits as determined for federal income tax purposes.

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

Under 2003 U.S. tax legislation, some U.S. holders (including individuals) of ADSs are eligible for reduced rates of U.S. Federal income tax (currently a maximum of 15 percent) in respect of "qualified dividend income" received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met and either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive U.S. income tax treaty which provides for the exchange of information. RRL currently believes that dividends paid with respect to our ADSs will constitute qualified dividend income for U.S. federal income tax purposes, provided the individual U.S. holders of our shares and ADSs meet certain requirements. Some of the eligibility requirements for non-US corporations are not entirely certain, however, and further guidance from the IRS is anticipated. In addition, the IRS is expected to issue certification procedures in 2004 whereby a non-US corporation will be required to certify as to the eligibility of its dividends for the reduced Federal income tax rates.

Sale or Other Disposition of Ordinary Shares or ADSs

If a U.S. holder sells or otherwise disposes of its ordinary shares or ADSs in a taxable transaction, it will generally recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and its tax basis in the ordinary shares or ADSs. Subject to the discussion below under " Our Status. as a Passive Foreign Investment Company," that gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the ordinary shares or ADSs for more than one year at the time of the sale or other taxable disposition. In general, any gain that U.S. holders recognize on the sale or other taxable disposition of ordinary shares or ADSs will be U.S. source income for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to limitations under the Code.

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

If we are a PFIC for U.S. Federal income tax purposes for any year during a U.S. holder's holding period of our ADSs or ordinary shares and the U.S. holder does not make a QEF Election or a "mark-to-market" election, both as described below:

•	any gain recognized by a U.S. holder upon the sale of ADSs or ordinary shares, or the receipt of some types of distributions, would be treated as ordinary income;

•	this income generally would be allocated ratably over a U.S. holder's holding period with respect to our ADSs or ordinary shares; and

•	the amount allocated to prior years, with certain exceptions, will be subject to tax at the highest tax rate in effect for those years and an interest charge would be imposed on the amount of deferred tax on the income allocated to the prior taxable years.

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

Backup Withholding and Information Reporting

Payments to U.S. holders in respect of our ordinary shares or ADSs may be subject to information reporting to the U.S. Internal Revenue Service and to backup withholding tax imposed at a rate of 28 percent.

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

A person having an interest in ADSs or ordinary shares who is resident in the UK will, in general, be subject to U.K. income tax or corporation tax on dividends paid by us. No such liability will arise for individual persons having an interest in ADSs or ordinary shares who, though U.K. resident, are not domiciled in the U.K., or for Commonwealth citizens or citizens of the Republic of Ireland who are not ordinarily resident in the U.K., except to the extent that amounts are remitted or deemed to be remitted to the U.K.

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

Inheritance Tax

Liability to U.K. inheritance tax may arise on the death of a person having an interest in ADSs or ordinary shares, or on a gift (or disposal at an undervalue) of ordinary shares or ADSs by a person, who is domiciled, or deemed to be domiciled, in the U.K.

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

All of Morila's derivative transactions must be in compliance with the terms and conditions of the Morila Loan Agreement. That agreement places the following limits on Morila's production:

•	forward sales and call options sold are limited to 60% of Morila's forecasted production in a given year; and

•	put options may be purchased up to 100% of Morila's forecasted production in a given year.

The above limits apply to a maximum of the planned production of Morila until expiration of the Morila Loan Agreement.

The current position is that approximately 15% of Morila's planned production has been sold forward at $275 per ounce for the year 2004. We also bought calls amounting to approximately 5% of Morila's production at $360 per ounce to allow further participation in any significant upside in the gold price.

Our board agreed as part of the financing arrangements for the development of Loulo that some gold price protection be secured. At March 31, 2004, 300,000 ounces had been sold forward at an average spot price of $409 per ounce. In addition to the above, we carried out a Forward Rate Agreement as part of the hedge to fix the four year gold lease rate. An average rate of 1.67% for the four years was achieved.

Subsequent to year-end, fixed rate agreements have been entered into for a further 100,000 ounces at an average rate of 1.75%. Management has a board mandate to secure protection on a total of 350,000 ounces which represents 39% of planned production over a four year period. The price protection mitigates capital and debt risk in developing the project, maintaining returns which pass our hurdle rates should the gold price move to significantly lower levels.

During the year ended December 31, 2001, we adopted International Accounting Standard 39, "Financial Instruments: Recognition and Measurement" effective January 1, 2001. Under IFRS 39, all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal sales exemption.

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

Foreign Currency Sensitivity

In the normal course of business, we enter into transactions denominated in foreign currencies, primarily Euro and Communaute Financiere Africaine francs. As a result, we are subject to transaction exposure from fluctuations in foreign currency exchange rates. As a result of the depreciation of the Dollar against the Euro, unrealized exchange losses have been achieved on transactions undertaken in foreign currencies. We do not currently hedge our exposure to foreign currency exchange rates. We recognized foreign exchange losses of $1.9 million for the year ended December 31, 2003 and $1.9 million for the year ended December 31, 2002.

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

Details of financial instruments as at December 31, 2003 are:

	Hedging Instruments				Unmatched Instruments
Maturity Dates	Puts Purchased		Forward Sales		Purchased Calls		Forward Sales		Forward Rate Agreements
	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz	Ounces	Fixed Rate
Morila (attributable portion) December 31, 2004	—	—	51,941	275	18,384	360	—	—	—	—

Corporate (For Loulo)
June 20, 2004	—	—	—	—	—	—	150,000	402	—	—
June 20, 2004	—	—	—	—	—	—	50,000	410	—	—
June 20, 2004	—	—	—	—	—	—	—	—	200,000	1.64%

And at December 31, 2002:

	Hedging Instruments				Unmatched Instruments
Maturity Dates	Puts Purchased		Forward Sales		Purchased Calls		Calls Sold
	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz
Morila (attributable portion)
December 31, 2003	—	—	60,581	275	21,446	350	—	—
December 31, 2003	—	—	51,941	275	18,384	360	—	—

The following tables describe our commodity contracts as at December 31, 2003, by type of contract:

(a)    Contracts where exposure to downward and upward movements in the gold price is eliminated:

Contract Type	Fair Value Year Ended December 31, 2003	Total	December 31, 2003 ($ Millions)
Morila (attributable portion)
Forward Sales
Ounces	51,941	51,941
$ per ounce	275.00	275.00
Total hedged Position (ounces)	51,941	51,941	(7.4)
Corporate (for Loulo)
$ forward sales
Ounces	150,000	150,000
$ per ounce	402.00	402.00
Ounces	50,000	50,000
$ per ounce	410.00	410.00	(2.2)

(b)    Contracts where exposure to downward movement in the gold price is eliminated but upward participation in gold price movement remains:

Contract Type	Fair Value Year Ended December 31, 2003	Total	December 31, 2003 ($ Millions)
Morila (attributable portion)
$ Calls purchased	18,384	18,384	1.1
$ per ounce	360.00	360.00

(c)    Contracts where exposure to downward and upward movements in the gold lease rate is eliminated:

Contract Type	Fair Value Year Ended December 31, 2003	Total	December 31, 2003 ($ Millions)
Forward rate agreements
Ounces	200,000	200,000
Fixed rate	1.64%	1.64%	—

The following table sets forth a sensitivity analysis of the mark-to-market valuations of our hedges as at December 31, 2003:

Sensitivity to Change in Gold Price at December 31, 2003
Morila (100%):
Change in $ gold	$20	$10	$5	$2	($2)	($5)	($10)	($20)
Mark-to-market ($ millions)	(1.758)	(0.885)	(0.444)	(0.178)	0.178	0.447	0.897	1.813

Sensitivity to Change in Weighted Average $ Interest Rate December 31, 2003
Morila (100%):
Spot price	$1%	$0.5%	$0.2%	($0.2%	)	($0.5%	)	($1%	)
Mark-to-market ($ millions)	(0.117)	(0.059)	(0.024)	0.023		0.059		0.119

Sensitivity to Change in Gold Lease Rate at December 31, 2003
Morila (100%):
Change in base rates	$1%	$0.5%	$0.2%	($0.2% )	($0.5% )	($1% )
Mark-to-market ($ millions)	0.201	0.101	0.040	(0.041)	(0.102)	(0.205)
Corporate (for Loulo)
Change in $ gold	$30	$20	$10	($10)	($20)	($30)
Mark-to-market ($ millions)	(6)	(4)	(2)	2	4	6

Sensitivity to Change in Gold Lease Rate at December 31, 2003
Corporate (for Loulo)
Spot price	$1.5%	$1.0%	$0.5%	($0.5%	)	($1.0%	)	($1.5%	)
Mark-to-market ($ millions)	4.1	2.76	1.4	(–1.43)		(–2.89)		(–4.38)

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

During the year ended December 31, 2002, we sold 421,126 ounces of gold at an average price of $308 per ounce. At a gold price of approximately $310 per ounce, product sales would have amounted to approximately $131 million for the year, an increase of approximately $1 million in sales.

During the year ended December 31, 2003, we sold 317,597 ounces of gold at an average price of $345 per ounce. At a gold price of approximately $363 per ounce, product sales would have amounted to approximately $115 million for the year, an increase of approximately $5.7 million in sales.

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

At December 31, 2003 the fair value of our long-term liabilities, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $19.3 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10 percent of the three month LIBOR rate is estimated to be $2.5 million.

Because our net earnings exposure with respect of debt instruments was to the three month LIBOR, the hypothetical loss was modeled by calculating the 10 percent adverse change in three month LIBOR multiplied by the fair value of the respective debt instrument.

Item 12.    Description of Securities Other Than Equity Securities

Not applicable.

Item 13.    Defaults, Dividend Arrearages and Delinquencies

There have been no material defaults in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default with respect to any of our indebtedness.

Item 14.    Material Modification to the Rights of Security Holders and Use of Proceeds

Effective on June 11, 2004, we undertook a subdivision of our ordinary shares, which increased our issued share capital from 29,273,685 to 58,547,370 ordinary shares. In connection with this "share split", our ordinary shareholders of record on June 11, 2004 received two (2) additional $0.05 ordinary shares for every one (1) $0.10 ordinary share they held. Following the share split, each shareholder will hold the same percentage interest in us, however, the trading price of each share will be adjusted to reflect the share split. ADR holders will be affected the same way as shareholders and the ADR ratio will remain 1 ADR to 1 ordinary share.

Item 15.    Controls and Procedures

Disclosure Controls and Procedures: The Chief Executive Officer and the Financial Director, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

Internal Control Over Financial Reporting: There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.    Reserved

Item 16A.    Audit Committee Financial Expert

Our board has determined that Bernard Asher is an "audit committee financial expert" as defined in Item 16A of Form 20-F.

Item 16B.    Code of Ethics

Our board has adopted a code of ethics that applies to the Chief Executive Officer, Financial Director and all financial officers. This code of ethics is posted on our website, www.randgoldresources.com.

Item 16C.    Principal Accountant Fees and Services

PricewaterhouseCoopers has served as our independent public accountants for each of the financial years in the three-year period ended December 31, 2003, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to us in 2003 and 2002.

	2003 $	2002 $
	(in millions)
Audit Fees (1)	0.3	0.5
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$0.3	$0.5

(1)	The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include our audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

Audit Committee Pre-Approval Policies and Procedures

Below is a summary of the Audit committees pre-approved policies and procedures:

The Audit Committee comprises only independent non-executive directors and its mandate covers the sphere of duties relating to accounting policies, internal control, financial reporting practices, identification of exposure to significant risks and all corporate governance issues.

The Audit Committee is responsible for the appointment, removal and oversight of the activities of the external auditors. In addition the Audit Committee sets the principles for recommending the use of external auditors for non-audit services. The Audit Committee approves all external consulting services and other charges levied by the external auditors.

The Audit Committee met 5 times during 2003, with the external audit partner, the internal audit manager and the corporate accounting manager, to review the audit plans of the internal and external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

During 2003, all Audit-related Fees provided to us by PricewaterhouseCoopers were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

No work was performed by persons other than PriceWaterhouseCoopers' the principal accountant's full-time, permanent employees on the PriceWaterhouseCoopers' engagement to audit the our financial statements for 2003.

Item 17.    Financial Statements

Not Applicable.

Item 18.    Financial Statements

Item 19.    Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.		Exhibit
1.1	*	Memorandum of Association of Randgold Resources Limited, as amended.
1.2	*	Articles of Association of Randgold Resources Limited, as amended.
2.1		Memorandum of Association of Randgold Resources Limited, as amended (see Exhibit 1.1).
2.2	+	Form of Deposit Agreement, dated as of July 1, 1997, as amended and restated as of June 26, 2002 and further amended and restated as of July, 2002 among Randgold Resources Limited, The Bank of New York, Depositary, and owners and holders from time to time of American Depositary receipts issued thereunder.
2.3	++	Form of American Depositary Receipt.
2.4	*	Excerpts of relevant provisions of the Companies (Jersey) Law 1991.
2.5	*	Supplemental Agreement relating to loan for project finance for Morila Project, dated June 15, 2001, between Société des Mines de Morila SA, Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited, various banks and other financial institutions and NM Rothschild & Sons Limited amending and restating the Loan Agreement and amending other related documents for project finance for Morila project, dated December 21, 1999 (which had been previously amended by the Letter Agreement, dated April 10, 2000).
2.6	*	Debenture (Morila Security Agreement (Offshore Assets)), dated February 24, 2000, between Société des Mines de Morila SA and NM Rothschild & Sons Limited.
2.7	*	Deed of Amendment between Société des Mines de Morila SA and NM Rothschild & Sons Limited, dated June 22, 2001.
2.8	*	Charge Over the Goodwill (Morila Security Agreement (Mali Goodwill Charge)) (English translation), dated March 6, 2000, between Société des Mines de Morila SA and NM Rothschild & Sons Limited.
2.9	*	Charge Over the Exploitation Permit (Morila Security Agreement (Mali Exploitation Permit Charge)) (English translation), dated March 6, 2000, between Société des Mines de Morila SA and NM Rothschild & Sons Limited and Banque de Developpement du Mali.
2.10	*	Pledge of the Bank Account (Morila Security Agreement (Mali Bank Account Charge)) (English translation), dated March 6, 2000, between Société des Mines de Morila SA and NM Rothschild & Sons Limited and Banque de Developpement du Mali.
2.11	*	Guarantee, dated February 24, 2000, among Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited and NM Rothschild & Sons Limited.
2.12	*	Charge Over Registered Shares (Morila Holdings Security Agreement) (English translation), dated March 6, 2000, among Morila Limited, Mr. Mahamadou Samake, Mr. Roger Kebble, Mr. Dennis Bristow, Mr. David Ashworth and NM Rothschild & Sons Limited.

Exhibit No.		Exhibit
2.13	*	Deed of Subordination and Pledge (Subordination Agreement), dated March 29, 2000, among Société des Mines de Morila SA, Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited and NM Rothschild & Sons Limited.
2.14	*	Project Account Agreement (Offshore), dated February 25, 2000, between Citibank, N.A., NM Rothschild & Sons Limited and Société des Mines de Morila SA.
2.15	*	Debenture (Randgold Resources Limited Security Agreement) dated February 24, 2000, between Randgold Resources Limited and NM Rothschild & Sons Limited.
2.16	*	Project Account Agreement (Mali) (English translation), dated March 21, 2000, among Banque de Developpement du Mali, NM Rothschild & Sons Limited and Société des Mines de Morila SA.
2.17	*	Letter Agreement, dated September 17, 2001, between Société des Mines de Morila SA, Randgold Resources Limited, Morila Limited, NM Rothschild & Sons Limited, Standard Bank London Limited, Bayerische Hypo-Und Vereinsbank AG, Fortis Bank (Nederland) N.V. and Société Generale regarding the Loan Agreement, dated December 21, 1999 and the transfer by Randgold Resources Limited of its interest in Morila Limited to its wholly-owned subsidiary, Mining Investments (Jersey) Limited.
2.18	*	Deed of Release, dated September 25, 2001, between Randgold Resources Limited and NM Rothschild & Sons Limited releasing the shares of Morila Limited held by Randgold Resources Limited as collateral for the Morila Loan.
2.19	*	Deed of Charge, dated September 25, 2001, between Mining Investments (Jersey) Limited and NM Rothschild & Sons Limited (MIJL/Morila Security Agreement).
2.20	*	Shareholder's Agreement (English translation), dated June 23, 2000, between the Government of Mali and Morila Limited.
4.1	*	Deed Governing the Relationship Between the Parties Upon Admission between Randgold & Exploration Company Limited and Randgold Resources Limited, dated June 26, 1997 (Relationship Agreement).
4.2	*	License Agreement, dated June 26, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.
4.3	*	Agreement, dated December 21, 1999, between Société des Mines de Morila SA, Randgold Resources Limited and Morila Limited (loan from Randgold Resources Limited to Morila Limited).
4.4	*	Sale of Shares Agreement, dated May 29, 2000, between AngloGold Limited, Randgold Resources Limited and Randgold Resources (Morila) Limited.
4.5	*	Joint Venture Agreement, dated May 29, 2000, between AngloGold Limited and Randgold Resources Limited.
4.6	*	Operator Agreement, dated May 29, 2000, between Société des Mines de Morila SA and AngloGold Services Mali SA.
4.7	*	Cession of Shareholder's Loan - Memorandum of Agreement, dated July 3, 200, between Randgold Resources Limited and AngloGold Morila Holdings Limited.
4.8	*	Sale of Shares and Loan Claims Agreement, dated April 27, 2001, between Normandy LaSource SAS and Randgold Resources Limited.
4.9	*	Deferred terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated February 25, 2000.

Exhibit No.		Exhibit
4.10	*	Deed of Guarantee, dated August 25, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and SYPPS.
4.11	*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated December 9, 1999.
4.12	*	Deed of Guarantee given under the Morila Deferred Terms Agreement, dated March 3, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and Mopps.
4.13	*	Morila Exploitation Permit (English translation).
4.15	*	Transfer of Morila Exploitation Permit from Randgold Resources Limited to Morila SA.
4.15	+++	Share Sale, Assignment and Assumption Agreement, dated July 12, 2002, between Randgold Resources (Somisy) Limited and the International Finance Corporation.
4.16	+++	Structured Precious Metals Option and Loan Confirmation, dated August 30, 2002, between Randgold Resources Limited and NM Rothschild & Sons Limited.
4.19	+++	Settlement Agreement between Rolls-Royce Power Ventures Limited, Syama Power Plant Sales Limited, Operation d'Energie de Syama SA, Société des Mines de Syama SA, Randgold Resources Limited and Randgold & Exploration Company Limited dated December 16, 2002.
4.18	+++	Fourth Contract of Employment between Randgold Resources Limited and Dennis Mark Bristow.
4.19	+++	Third Contract of Employment between Randgold Resources Limited and Roger Ainsley Ralph Kebble.
4.20	+++	Second Contract of Employment between Randgold Resources and Roger Alyn Williams.
4.21	+++	Heads of Agreement, dated as of April 16, 2003, by and between Randgold Resources Limited and Resolute Mining Limited.
4.22	+++	Services Agreement between Randgold & Exploration Company Limited and Randgold Resources Limited, dated February 2, 2003.
4.23	#	Share and Debt Sale Deed, dated June 1, 2004, between Randgold Resources Limited and Resolute Mining Limited.
8.1	#	List of Subsidiaries.
12.1	#	Certification by Chief Executive Officer pursuant to Section 302(a) of the Sarbanes—Oxley Act of 2002.
12.2	#	Certification by Financial Director pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
13.1	#	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	#	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002.
14.1	#	Consent of PricewaterhouseCoopers LLP.
14.2	#	Consent of PricewaterhouseCoopers Inc.

*	Incorporated herein by reference to Registrant's Registration Statement on Form F-1 (File No. 333-90972), filed on June 21, 2002.

+	Incorporated by reference to Registrant's Registration Statement on Form F-4 (File No).

++	Incorporated by reference to Registrant's Form 424B3 (File No. 333-91398), filed on

+++	Incorporated by reference to Registrant's Annual Report on form 20-F for the fiscal year ended December 31, 2002.

#	Filed herewith.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Randgold Resources Limited:

We have audited the accompanying consolidated balance sheets of Randgold Resources Limited and its subsidiaries and joint venture ("the Group") as of December 31, 2003 and 2002, and the related statements of operations, of cash flows and of changes in shareholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
March 10, 2004 (except for note 22 for which the date is April 26, 2004)

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

	Notes	2003 $'000	2002 $'000	2001 $'000
REVENUES
Product sales		109,573	131,440	84,154
Interest income		999	225	2,293
Exchange gains		3,829	2,477	427
Other income		2,104	509	633
		116,505	134,651	87,507
COSTS AND EXPENSES
Mine production costs		26,195	22,706	37,349
Transport and refinery costs		408	588	547
Movement in production inventory and stockpiles		(6,229)	(145)	(813)
Transfer to deferred stripping costs		(3,483)	(5,043)	(1,991)
General and administration expenses		6,108	4,128	11,262
Royalties		7,648	9,185	5,801
Exploration and corporate expenditure		17,007	16,686	9,187
Depreciation and amortization		10,269	8,765	7,097
Interest expense		1,895	3,686	4,067
Loss/(gain) on financial instruments		1,733	346	(7,424)
Provision for environmental rehabilitation		990	600	317
Exchange losses		1,937	1,900	1,269
Other		4,852	5,741	3,610
		69,330	69,143	70,278
INCOME BEFORE TAXES		47,175	65,508	17,229
Income tax expense	3	—	—	(126)
INCOME BEFORE MINORITY INTEREST		47,175	65,508	17,103
Minority interest		351	220	656
NET INCOME		47,526	65,728	17,759
BASIC EARNINGS PER SHARE ($)	4	1.66	2.61	0.58
WEIGHTED AVERAGE SHARES USED IN THE COMPUTATION	4	28,720,680	25,147,820	30,517,646
DILUTED EARNINGS PER SHARE ($)	4	1.65	2.59	0.57
WEIGHTED AVERAGE SHARES USED IN THE COMPUTATION	4	28,801,682	25,408,733	30,761,095

Subsequent events — Share split and discontinued operations — see note 22

See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2003 AND 2002
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

	Notes	2003 $'000	2002 $'000
ASSETS
CURRENT ASSETS
Cash and equivalents		105,475	59,631
Restricted cash	5	3,882	4,526
Receivables	6	15,196	14,262
Inventories	7	17,165	11,601
TOTAL CURRENT ASSETS		141,718	90,020
PROPERTY, PLANT AND EQUIPMENT
Cost		175,195	168,540
Accumulated depreciation and amortization		(102,373)	(92,104)
NET PROPERTY, PLANT AND EQUIPMENT	8	72,822	76,436
OTHER LONG-TERM ASSETS	9	10,885	7,402
TOTAL ASSETS		225,425	173,858
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	10	11,990	10,838
Current portion of long-term liabilities	13	11,567	9,726
Bank overdraft	11	1,550	1,170
Total current liabilities		25,107	21,734
PROVISION FOR ENVIRONMENTAL REHABILITATION	12	5,962	4,972
LONG-TERM LIABILITIES	13	7,723	19,307
LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES	14	9,478	9,506
LIABILITIES ON FINANCIAL INSTRUMENTS	15	8,488	7,530
MINORITY SHARE OF ACCUMULATED LOSSES		(8,520)	(8,176)
SHAREHOLDERS' EQUITY
Share capital
AUTHORIZED:
40,000,000 ordinary shares of 10 US cents each, for both years presented
ISSUED:
29,260,385 ordinary shares (2002: 27,663,740)		2,926	2,766
Additional paid-in capital		200,244	190,618
Accumulated losses		(18,580)	(66,106)
Other reserves		(7,403)	(8,293)
TOTAL SHAREHOLDERS' EQUITY		177,187	118,985
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		225,425	173,858

Commitments and contingencies — see note 20

See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

	Number of ordinary shares	Share capital $'000	Additional paid-in capital $'000	Accumulated losses $'000	Other reserves $'000	Total $'000
BALANCE AT DECEMBER 31, 2000	33,076,629	3,307	240,742	(150,108)	—	93,941
Change in accounting policy in respect of IAS 39	—	—	—	515	2,388	2,903
RESTATED BALANCE AT JANUARY 1, 2001	33,076,629	3,307	240,742	(149,593)	2,388	96,844
Net income	—	—	—	17,759	—	17,759
Exercise of employee stock options	997,404	100	1,639	—	—	1,739
Movement on cash flow hedges	—	—	—	—	(4,133)	(4,133)
Share buyback and related expenses	(11,612,403)	(1,161)	(80,551)	—	—	(81,712)
BALANCE AT DECEMBER 31, 2001	22,461,630	2,246	161,830	(131,834)	(1,745)	30,497
Net income	—	—	—	65,728	—	65,728
Exercise of employee stock options	202,110	20	683	—	—	703
Movement on cash flow hedges	—	—	—	—	(6,548)	(6,548)
Issue of shares — public offering	5,000,000	500	32,000	—	—	32,500
Share issue expenses	—	—	(3,895)	—	—	(3,895)
BALANCE AT DECEMBER 31, 2002	27,663,740	2,766	190,618	(66,106)	(8,293)	118,985
Net income	—	—	—	47,526	—	47,526
Exercise of employee stock options	1,596,645	160	9,626	—	—	9,786
Movement on cash flow hedges	—	—	—	—	890	890
	29,260,385	2,926	200,244	(18,580)	(7,403)	177,187

The Company listed its shares on the Nasdaq Stock Market on July 11, 2002 when it issued and allotted 5,000,000 million new shares to new shareholders and raised US$32.5 million. The Company's Global Depositary Receipts were exchanged for American Depositary Receipts (ADR) which trade on the Nasdaq and London Stock Exchange. Each ADR equated to two ordinary shares at the time of the listing.

During the first quarter of 2003 the ratio was split to 1 ADR to 1 ordinary share.

See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

	2003 $'000	2002 $'000	2001 $'000
CASH FLOWS FROM OPERATIONS
Income before taxes	47,175	65,508	17,229
Depreciation and amortization	10,269	8,765	7,097
Transfer to deferred stripping	(3,483)	(5,043)	(1,991)
Loss/(gain) on financial instruments	1,618	346	(7,427)
Loss on the disposal of inventories at Syama	—	—	296
Net increase in provision for environmental rehabilitation	990	600	724
Effects of changes in operating working capital items:
— receivables	(934)	2,328	10,211
— inventories	(5,564)	(1,858)	498
— accounts payable and accrued liabilities	1,152	(13)	(5,367)
Net cash provided by operations	51,223	70,633	21,270
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(6,655)	(5,464)	(11,946)
Proceeds on disposal of property, plant and equipment at Syama	—	—	2,407
Movement in restricted cash	644	(52)	(4,474)
Net cash utilized in investing activities	(6,011)	(5,516)	(14,013)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds received on financial instruments	—	—	4,278
Ordinary shares issued	9,786	33,203	1,739
Share buy back	—	—	(81,287)
Share issue/buy back expenses	—	(3,895)	(425)
Long-term loans and loans from outside shareholders in subsidiaries (repaid)/received — (net, including short-term portions)	(9,534)	(40,939)	11,775
Increase/(decrease) in bank overdraft	380	(538)	(159)
Cash provided by/(utilized in) financing activities	632	(12,169)	(64,079)
NET INCREASE/(DECREASE) IN CASH AND EQUIVALENTS	45,844	52,948	(56,822)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	59,631	6,683	63,505
CASH AND EQUIVALENTS AT END OF YEAR	105,475	59,631	6,683

See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

1.	NATURE OF OPERATIONS

The Company, its subsidiaries and joint venture ("the Group") carry out opencast mining activities and exploration. The Group currently has one operating mine in Mali, West Africa, the Morila Gold Mine, which commenced production in October 2000, one mine in Mali under construction, namely the Loulo Mine, a project at feasibility stage in Côte d'Ivoire as well as a portfolio of exploration projects in West and East Africa.

The main focus of exploration work is on advanced projects in Mali West, around Morila, in Senegal and more recently Tanzania. The Tongon project is at an earlier stage of feasibility where the data currently available is less accurate, requiring further detailed work to be performed. The Company does not capitalize any expenditure until a decision to develop a project is made.

The development of the 80% held Loulo Project was approved by the boards of Société des Mines de Loulo S.A. and the Company in December 2003.

Preparation and negotiations for orders with long lead time items have been initiated and site establishment has commenced to ensure the advancement of the civil works which need to be established prior to the onset of the rainy season in July 2004.

Procurement of the long lead time items and the early civils programme are the essential elements of the Loulo construction programme, which forecasts first production for July 2005.

Output based only on the reserves identified in the two open pits of Loulo 0 and Yalea is expected to average approximately 200 000 ounces per annum over a six year period.

The interests of the Group are Morila S.A. ("Morila") which owns the Morila mine and Somilo S.A. ("Somilo") which conducts the exploration and development activities over the Loulo site. The Company holds an effective 40% interest in Morila, following the sale to AngloGold Limited on July 3, 2000 of one-half of the Company's' wholly-owned subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with the Company and AngloGold each appointing one-half of the members of the committee. AngloGold Services Mali S.A. ("Anser"), a subsidiary of AngloGold, is the operator of Morila.

In December 2001, the Syama operation was placed on care and maintenance.

In April 2003, the Company entered into an option agreement with the Australian mining company Resolute Mining Limited, over its interest in the Syama Mine in Mali. In terms of the agreement, Resolute was given a 12 month period in which to conduct a full due diligence over Syama. On April 5, 2004, Resolute Mining exercised its option to buy the Company's 80% interest in the Syama Mine. In terms of the option, Resolute paid the Company US$6 million and has assumed liabilities of US$7 million of which US$4 million was owing to ourselves. At a gold price of more than US$350 per ounce, the Company would receive a royalty of US$10 per ounce on the first million ounces of production from Syama and US$5 per ounce on the next three million ounces based on the attributable ounces acquired by Resolute. Completion of the deal took place in June 2004 and incorporated a structured hand-over.

2.	SIGNIFICANT II ACCOUNTING POLICIES

The financial information in this report has been prepared on the historical cost basis in accordance with International Financial Reporting Standards. A summary of the significant accounting policies, which have been applied consistently for all periods covered by this report, is set out below.

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

INVENTORIES which include ore stockpiles, gold in process and supplies and insurance spares, are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.

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

DEFERRED STRIPPING COSTS:    The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tonnes to be mined, to anticipated future ore tonnes to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the period. The remaining life of the open-pit mine operations where the Group defers mining costs is 6 years, which represents the time period over which the deferred stripping costs will be amortized. The amortization of deferred stripping costs is reflected in the statement of operations over the remaining life of the open-pit mine operations so that no unamortized balance remains at mine closure. Cash flows from the Group's open pit operations are reviewed regularly, and at least annually, for the purpose of assessing whether any write downs to the deferred stripping cost balances are required.

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

The Group has classified these costs as "Other Long-Term Assets" on the Consolidated balance sheet. Deferred stripping costs is the only component of "Other Long-Term assets". Total deferred stripping costs as at December 31, 2003 and 2002 were $10.9 million and $7.4 million respectively. Additions to deferred stripping costs are included as "Transfer to Deferred Stripping Costs" in the Consolidated Statement of Operations and amounted to $3.5 million, $5 million and $2.0 million in the years ended December 31, 2003, 2002 and 2001 respectively.

DEPRECIATION AND AMORTIZATION:    Long-lived assets include mining properties, mine development costs and mine plant facilities. These assets have useful economic lives which equal or exceed that of the life of the mine. Depreciation and amortization are therefore charged over the life of the mine based on estimated ore tonnes contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits.

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

REHABILITATION COSTS:    The net present value of future rehabilitation cost estimates is recognized and provided for in the financial statements and capitalized to mining assets on initial recognition. Due to the nature of mining operations, initial recognition is at the time of first production and thereafter as and when additional environmental disturbances are created. The estimates are reviewed annually to take into account the effects of inflation and changes in the estimates and are discounted using rates that reflect the time value of money.

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

Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

PROVISIONS are recognized when the Company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

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

With the adoption of the Accounting Standard at January 1, 2001, certain of the Company's derivatives qualified for cash flow hedge accounting. The effect on the opening and subsequent year's reserves has been disclosed in the consolidated statement of changes in shareholders' equity. Certain of the Company's derivatives did not qualify for hedge accounting. The effect was disclosed as an adjustment to accumulated losses in the statements of consolidated shareholder's equity.

PROVIDENT FUNDS AND OTHER EMPLOYEE BENEFITS:    Provident funds, which are defined contribution plans are funded through monthly contributions which are charged to income statement as incurred.

FINANCE LEASES:    Leases of plant and equipment where the Company assumes substantially all the benefits and risks of ownership are classified as a finance lease. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each leas payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the income statement over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful life of the assets.

INVESTMENTS:    Investments are stated at cost less any provisions for impairment. Dividends are accounted for when declared in respect of unlisted investments. On the dispoal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

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

The Company is not subject to income tax in Jersey. The operating joint venture, Morila SA, benefits from a five year tax holiday in Mali. The tax holiday of Morila expires on November 1, 2005. The benefit of the tax holiday to the Company was to increase its net income by US$22.5 million, $31.7 million and $11.3 million, due to not incurring its share of Morila's tax expense for the years ended December 31, 2003, 2002 and 2001 respectively.

Accordingly had the Company not benefited from the tax holiday in Mali, earnings per share would have been reduced by $0.78, $1.26 and $0.37 for the years ended December 31, 2003, 2002 and 2001 respectively. Thus, the tax accounting for the Group on a consolidated basis reflects the tax accounting for its suspended operation, Somisy. Under Malian tax law, income tax is based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.

3.1	CURRENT TAX

The tax charge for the year ended December 31, 2001 included in suspended operations, represents minimum Mali tax. No tax liability has accrued in the year ended December 31, 2003 and 2002 based on Malian tax law.

	2003	2002	2001
	$'000	$'000	$'000
CURRENT
Income and mining tax on suspended operations	—	—	(126)
Income and mining tax on continuing operations	—	—	—
Total current income and mining taxes	—	—	(126)

Major items causing the Company's actual income tax charge to differ from the standard charge as follows:

	2003	2002	2001
	$'000	$'000	$'000
Tax at statutory rate	—	—	—
Minimum tax payable on Malian mining operations	—	—	(126)
Total income and mining taxes	—	—	(126)

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

3.2	DEFERRED INCOME AND MINING TAX LIABILITIES AND ASSETS ARE MADE UP AS FOLLOWS:

	2003	2002	2001
	$'000	$'000	$'000
Deferred income and mining tax liabilities — depreciation and amortization	—	—	—
Gross deferred income and tax assets:
— assessable tax loss carry forwards	(126,141)	(125,057)	(118,500)
— provisions including rehabilitation accruals	(2,600)	(2,600)	(2,000)
Gross deferred income and mining tax assets	(128,741)	(127,657)	(120,500)
Deferred income and mining tax asset valuation
Allowances	128,741	127,657	120,500
Net deferred income and mining tax assets	—	—	—
Net deferred income and mining tax liability	—	—	—

The operations at Syama have assessable non-capital tax loss carry forwards of $126.1 million, $125.1 million and $118.5 million at December 31, 2003, 2002 and 2001 respectively and capital expenditure carry forwards of $63.7 million, $78.8 million, and $81.3 million at December 31, 2003, 2002 and 2001 respectively for deduction against future mining income. The assessable non-capital tax loss carry forwards do not expire and can be utilized for any future taxable mining income generated in Mali by Somisy SA. The capital expenditure carry forward losses are available only for the Syama operations and expire within five years as follows (in millions):

Fiscal 2004	22.3
Fiscal 2005	18.5
Fiscal 2006	13.5
Fiscal 2007	6.7
Fiscal 2008	2.7

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

4.	EARNINGS PER SHARE

	FOR THE YEAR ENDED DECEMBER 31, 2003
	Income (Numerator) $000	Share (Denominator)	Per share amount $000
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2003		27,663,740
Weighted number of shares issued		1,056,940
Income available to shareholders	47,526	28,720,680	1.66
EFFECT OF DILUTIVE SECURITIES
Stock options issued to employees		81,002
Fully diluted earnings per share	47,526	28,801,682	1.65

	FOR THE YEAR ENDED DECEMBER 31, 2002
	Income (Numerator) $000	Share (Denominator)	Per share amount $000
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2002		22,461,630
Weighted number of shares issued		2,686,190
Income available to shareholders	65,728	25,147,820	2.61
EFFECT OF DILUTIVE SECURITIES
Stock options issued to employees		260,913
Fully diluted earnings per share	65,728	25,408,733	2.59

	FOR THE YEAR ENDED DECEMBER 31, 2001
	Income (Numerator) $000	Share (Denominator)	Per share amount $000
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2001		33,076,629
Weighted average number of shares bought back		(2,903,100)
Weighted number of shares issued		344,117
Income available to shareholders	17,759	30,517,646	0.58
EFFECT OF DILUTIVE SECURITIES
Stock options issued to employees		244,259
Fully diluted earnings per share	17,759	30,761,905	0.57

5	RESTRICTED CASH

	2003	2002
	$'000	$'000
Debt service reserve	3,882	4,526
	3,882	4,526

The debt service reserve account relates to the N.M Rothschild & Son Limited debt service reserve account. This amount is held in escrow for partial repayment of the Morila project loan. Refer to Note 13.5.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

6.	RECEIVABLES

	2003	2002
	$'000	$'000
Trade	4,944	6,089
Taxation debtor	5,851	3,057
Other	4,401	5,004
Owing by related party	—	112
	15,196	14,262

7.	INVENTORIES

	2003	2002
	$'000	$'000
Consumable stores	8,385	9,050
Ore stockpiles	8,255	2,191
Gold in process	525	360
	17,165	11,601

Included in consumable stores are US$2.8 million (2002: US$3.0 million) of inventories which related to the Syama mine which are carried at estimated net realizable value.

Included in ore stockpiles is US$1.7 million (2002: US$0 million) attributable for the tailings storage facility (TSF) at Morila, which was carried at its net realizable value in 2002. In 2003, the provision was reversed so as to carry the TSF stockpile at a cost of US$1.7 million (2002: US$1.9 million). The provision was reversed in 2003 as management now has a detailed plan for the processing of the TSF, and began blending it in production during 2003.

8.	PROPERTY, PLANT AND EQUIPMENT

Mine properties, mine development costs, mine plant facilities and equipment.

	2003	2002
	$'000	$'000
Cost
At beginning of year	168,540	163,076
Additions	6,655	6,082
Disposals	—	(618)
	175,195	168,540
Accumulated depreciation
At beginning of year	92,104	83,339
Charge for the year	10,269	8,765
	102,373	92,104
NET BOOK VALUE	72,822	76,436

LONG-LIFE ASSETS

Long-life assets are those assets which are amortized over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was $54.1 million as at December 31, 2003 (2002: $61.9 million).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

SHORT LIFE ASSETS

Short life assets are those assets which are amortized over their useful life and are comprised of motor vehicles and other equipment. The net book value of these assets was $9 million as at December 31, 2003 (2002: $4.9 million).

UNDEVELOPED PROPERTY

Included in property, plant and equipment are undeveloped property costs of $9.7 million (2002: $9.7 million).

Accumulated depreciation is not adjusted upon recognition of an impairment charge, as by adjusting the impairment charge against the historical cost of property, plant and equipment, the net carrying value of property, plant and equipment is adjusted to its recoverable amount.

9.	OTHER LONG-TERM ASSETS

	2003	2002
	$'000	$'000
DEFERRED STRIPPING COSTS:
Opening balance	7,402	2,359
Additions during the year	3,483	5,043
Closing balance	10,885	7,402

The deferred stripping balances at the end of 2003 and 2002 pertain to the Morila mine. In terms of the life of mine plan, pre-stripping is performed in the earlier years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred to those years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping were 3.68 in 2003 and 3.68 in 2002. These stripping ratios were calculated taking into account the actual strip ratios achieved of 4.77 and 7.15 for 2003 and 2002 respectively.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003	2002
	$'000	$'000
Trade	4,162	2,926
Payroll and other compensation	3,129	4,475
Other	4,571	3,027
Owing to holding company	128	99
Related parties	—	311
	11,990	10,838

On December 16, 2002, the Company entered into a settlement agreement with Rolls-Royce to end the dispute relating to the failure of the Syama power plant under a 10 year finance lease agreement for $5.3 million. Of this an amount of US$2.65 million was outstanding at 31 December 2002. Under the settlement agreement the Company has paid $1.3 million in 2003. The outstanding balance has been assumed by Resolute as part of the sale agreement in April 2004.

11.	BANK OVERDRAFT

The Bank overdraft is a Communauté Financière Africaine Franc denominated facility with the Banque de Developpement du Mali, is unsecured and bears interest at a fixed rate of 10.25% (2002:

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

10.25%). $1.6 million (2002: $1.2 million) of the 1 billion FCFA ($1.7 million) facility was drawn down. The overdraft has also been taken over by Resolute as part of the sale agreement in April 2004.

12.	PROVISION FOR ENVIRONMENTAL REHABILITATION

	2003	2002
	$'000	$'000
Accrued rehabilitation costs	5,962	4,972

The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the cost of borrowing.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that the remaining costs for the Syama mine, in current monetary terms, will be US$2.6 million. The Company has entered into an option agreement with the Australian mining company Resolute Mining Limited, over its interest in the Syama Mine in Mali. In terms of the agreement, Resolute were given a 12 month period in which to conduct a full due diligence over Syama. On April 5, 2004 Resolute Mining exercised its option to buy the Company's 80% interest in the Syama Mine, which has been on care and maintenance since 2002. In terms of the option, Resolute will assume the rehabilitation liability of the Syama mine.

Current rehabilitation costs related to Morila are estimated to be US$12.3 million (2002: US$8.4 million), the majority of which will only be expended in nine years time.

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

The total cost of rehabilitation is estimated at $14.9 million, $2.6 million of which relates to Syama and $12.3 million of which relates to Morila and the majority of which will only be spent after six years.

There are no other potentially responsible parties to consider for cost sharing arrangements.

The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

13.    LONG-TERM LIABILITIES

		2003 $000	2002 $000
Morila project loan	13.1	7,200	14,538
Morila finance lease	13.2	6,730	7,642
BRGM	13.3	891	833
Morila Air Liquide finance lease	13.4	1,201	1,529
N.M Rothschild loan	13.5	1,943	1,841
Rolls-Royce Power Ventures	13.6	1,325	2,650
		19,290	29,033
Less: Current portion disclosed under current liabilities		(11,567)	(9,726)
		7,723	19,307

13.1	MORILA PROJECT LOAN

NM Rothschild & Sons Limited is acting as agent for a consortium of banks for the Morila Project loan. The loan bears interest at US three month LIBOR plus 2% per annum. The final loan repayment will be made from the Debt Service Reserve Account in June 2004. The loan is collateralized over the assets of the Morila project whose book value at December 31, 2003 amounted to $108 million (2002: $103.4 million). Additionally the Company has pledged its interest in Morila Limited and related assets and Morila Limited has pledged its interest in Morila and related assets to secure Morila's obligations under this loan. It is non-recourse to the Company. The weighted average interest rate for the year ended December 31, 2003 was 3.29% (2002: 4.05%).

Under the terms of this loan, the Company is required to enter into certain gold price forward sales and option contracts in respect of approximately 25% - 30% percent of Morila's first five years of production.

Various debt covenants apply to the loan, including:

•	Hedging arrangements as stipulated by NM Rothschild will be put into place. The Company will provide evidence to the effect that Morila Limited or AngloGold Limited has entered into committed hedging agreements and that the proceeds of sale of gold are sufficient to ensure that, as at all calculation dates scheduled, no default would have occurred;

•	Limitations on material assets disposals and acquisitions;

•	No declaration, payment or distribution of dividends without approval;

•	Maintain insurance with reputable insurance companies;

•	Establish the Debt Service Reserve Account with the minimum credit balance on all dates equal to the aggregate principal amount of and interest accruing on the loan and the aggregate amount of premium accruing in connection with the Political Risk Insurance during the six month period commencing on such date;

•	No other long-term indebtedness (other than noted below) is to be incurred regarding the Morila project;

•	No indebtedness shall exceed $2 million incurred by way of capital leases other than the contractor for the development of the mine and the Rolls-Royce power plant;

•	The Government of Mali principal indebtedness in Morila S.A. is not to exceed the original $1.6 million as stipulated in the Convention;

•	Certain financial ratios need to be adhered to throughout the loan agreement.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

13.2	MORILA FINANCE LEASE

Morila finance lease relates to five generators leased from Rolls-Royce for Morila. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate of which as at December 31, 2003 was approximately 15.55% per annum (December 31, 2002: 15.54%). The lease is collateralized by plant and equipment whose net book value at December 31, 2003 amounted to $6.8 million (2002: $8.1 million). Average lease payments of $1.5 million are payable in installments over the term of the lease. The Company has together with AngloGold Limited jointly guaranteed the repayment of this lease.

13.3	BRGM

The Bureau de Recherches Geologiques et Minieres ("BRGM") loan is uncollateralised and bears interest at the base rate of The Central Bank of Western African States plus 2% per annum. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans.

13.4	MORILA AIR LIQUIDE FINANCE LEASE

Morila Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which as at December 31, 2003 was approximately 17% per annum. The lease is collateralized by the gas producing equipment whose net book value at December 31, 2003 amounted to $1.1 million.

13.5	N.M. ROTHSCHILD LOAN

On August 28, 2002 the Syama hedge transactions were closed through a cancellation agreement with N.M. Rothschild & Sons Limited. On that date the Company agreed to buy gold call options to offset existing positions with N.M. Rothschild & Sons Limited comprising sold call options of 148,500 oz at $353/oz at a cost of $1,805,760. In lieu of the existing premium due, N.M. Rothschild & Son Limited agreed to lend to the Company the sum of $1,805,760 on a pre-agreed repayment schedule to repay the loan monthly through the 2004 financial year. The loan interest was accrued and fixed at the prevailing LIBOR rate plus 3% per annum.

13.6	ROLLS-ROYCE POWER VENTURES

The Rolls-Royce Power Ventures loan relates to the settlement reached in respect of the Syama Power Supply Contract. As at December 31, 2003 a total liability of $1.3 million was outstanding, after a payment of $1.3 million in December 2002 was made. In terms of the Settlement Agreement the outstanding balance will bear interest at LIBOR plus 2% per annum on the outstanding balance and be paid plus interest in December 2004. Refer to note 10 for further details.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

13.7	MATURITIES

The long-term liabilities mature over the following periods:

	2003	2002
	$'000	$'000
Year ending December 31, 2003	—	9,726
Year ending December 31, 2004	11,567	11,380
Year ending December 31, 2005	1,064	1,064
Year ending December 31, 2006	1,122	1,122
Year ending December 31, 2007	1,158	1,158
Thereafter	4,379	4,583
	19,290	29,033

14.    LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES

	2003	2002
	$'000	$'000
SOMISY 14.1
Government of Mali — principal amount	4,345	4,345
	4,345	4,345
Government of Mali — deferred interest	3,221	3,221
	3,221	3,221
	7,566	7,566
SOMILO 14.2
Government of Mali — principal amount	454	436
Government of Mali — deferred interest	1,458	1,504
	1,912	1,940
Total Somisy and Somilo	9,478	9,506

Losses of Somisy and Somilo have been attributed to the minority shareholders as their loans are not repayable until there is "net available cash". In the event of a liquidation of Somisy and Somilo the shareholders loans and deferred interest are not guaranteed.

14.1	SOMISY

The loans to Somisy are uncollateralized and the principal portion was repayable in full on December 15, 2003 provided there was "net cash available" (as defined in the loan agreements) in Somisy. As at December 31, 2003 Somisy had no net cash available to repay the loan.

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

15.	LIABILITIES ON FINANCIAL INSTRUMENTS

	2003	2002
	$'000	$'000
Mark to market of speculative
Financial instruments at year-end 15.1	1,085	(761)
Financial instrument liability 15.2	7,403	8,291
	8,488	7,530

15.1	This reflects the mark-to-market adjustment on those derivative instruments which do not, under the Group's accounting policy, qualify for hedge accounting. These derivative instruments are further detailed in note 19.

15.2	This reflects the mark-to-market adjustment on those derivative financial instruments which under the Group's accounting policy, have been designated as hedging instruments. These derivative instruments are further detailed in note 19.

16.	PENSION AND PROVIDENT FUNDS

The Company contributes to several defined contribution provident funds. The provident funds are funded on the money accumulative basis with the members' and Company contributions having been fixed in the constitutions of the funds.

All the Company's employees are covered by the abovementioned retirement benefit plans other than those directly employed by West African subsidiary companies. Retirement benefits for those employees are provided by the state social security system to which the Company and employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended December 31, 2003 and December 31, 2002 amounted to $0.3 million and $0.2 million respectively.

17.	SEGMENTAL INFORMATION

The Company's mining and exploration activities are conducted in Africa. An analysis of the Company's business segments, excluding intergroup transactions, is set out below.

In January 2001, the Company announced suspension of mining operations at Syama and put the mine on care and maintenance. Processing of Stockpiles continued until early December 2001, when the operation was placed on full care and maintenance. Syama's results are disclosed separately in the table below.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

YEAR ENDED DECEMBER 31, 2003

	GROUP'S 40% SHARE OF MORILA MINE	SYAMA (MALI)	CORPORATE AND EXPLORATION	TOTAL
PROFIT AND LOSS
Gold sales	109,573	—	—	109,573
Mine production costs	(23,989)	—	—	(23,989)
Mining operating profit	85,584	—	—	85,584
Royalties	(7,648)	—	—	(7,648)
Interest expense	(1,793)	—	(102)	(1,895)
Interest received	117	—	882	999
Depreciation and amortization	(10,269)	—	—	(10,269)
Gain on financial instruments	499	—	(2,232)	(1,733)
Other (expenses)/income	(1,387)	(2,069)	2,600	(856)
Exploration and corporate expenditure	(752)	—	(16,255)	(17,007)
Income/(loss) before tax and minority interest	64,351	(2,069)	(15,107)	47,175
Tax and minority interest	—	—	351	351
Net income/(loss)	64,351	(2,069)	(14,756)	47,526
CAPITAL EXPENDITURE	4,568	—	2,087	6,655
TOTAL ASSETS	92,657	7,465	125,303	225,425
TOTAL EXTERNAL LIABILITIES	31,619	6,095	10,524	48,238
DIVIDENDS	(69,600)	—	69,600	—
NET CASH FLOWS GENERATED BY/ (UTILIZED IN) OPERATIONS	68,531	(1,003)	(16,190)	51,338
NET CASH FLOWS GENERATED BY/(UTILIZED IN) INVESTING ACTIVITIES	(7,755)	—	1,744	(6,011)
NET CASH (UTILIZED IN)/ GENERATED FROM FINANCING ACTIVITIES	(8,059)	595	7,981	517
NET INCREASE IN CASH AND EQUIVALENTS	(16,883)	(408)	63,135	45,844
NUMBERS OF EMPLOYEES		18	92	110

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

YEAR ENDED DECEMBER 31, 2002

	GROUP'S 40% SHARE OF MORILA MINE	SYAMA (MALI)	CORPORATE AND EXPLORATION	TOTAL
PROFIT AND LOSS
Gold sales	131,440	—	—	131,440
Mine production costs	(22,234)	—	—	(22,234)
Mining operating profit	109,206	—	—	109,206
Royalties	(9,185)	—	—	(9,185)
Interest expense	(2,631)	—	(1,055)	(3,686)
Interest received	195	—	30	225
Depreciation and amortization	(8,578)	—	(187)	(8,765)
Gain on financial instruments	429	(775)	—	(346)
Other income/(expenses)	295	(4,777)	(773)	(5,255)
Exploration and corporate expenditure	(575)	—	(16,111)	(16,686)
Income/(loss) before tax and minority interest	89,156	(5,552)	(18,096)	65,508
Tax and minority interest	—	—	220	220
Net income/(loss)	89,156	(5,552)	(17,876)	65,728
CAPITAL EXPENDITURE	5,464	—	—	5,464
TOTAL ASSETS	116,720	8,571	48,567	173,858
TOTAL EXTERNAL LIABILITIES	44,213	8,375	2,285	54,873
NET CASH FLOWS GENERATED BY/ (UTILIZED IN) OPERATIONS	88,112	(5,012)	(12,467)	70,633
DIVIDENDS	(56,800)	—	56,800	—
NET CASH FLOWS GENERATED BY/(UTILIZED IN) INVESTING CTIVITIES	(5,538)	—	(22)	(5,516)
NET CASH (UTILIZED IN)/ GENERATED FROM FINANCING ACTIVITIES	(10,663)	5,559	(7,065)	(12,169)
NET INCREASE IN CASH AND EQUIVALENTS	15,111	547	37,290	52,948
NUMBERS OF EMPLOYEES	—	19	101	120

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

YEAR ENDED DECEMBER 31, 2001

	GROUP'S 40% SHARE OF MORILA MINE	SYAMA (MALI)	CORPORATE AND EXPLORATION	TOTAL
PROFIT AND LOSS
Gold sales	67,431	16,723	—	84,154
Termination costs related to closure of Syama	—	(1,470)	—	(1,470)
Mine production costs	(21,017)	(23,867)	—	(44,884)
Mining operating profit/(loss)	46,414	(8,614)	—	(5,801)
Royalties	(4,748)	(1,053)	—	(5,801)
Interest expense	(2,277)	(1,009)	(781)	(4,067)
Interest received	243	—	2,050	2,293
Depreciation and amortization	(6,815)	—	(282)	(7,097)
Gain on financial instruments	(214)	7,638	—	7,424
Other income/(expenses)	(344)	(4,709)	1,309	(4,014)
Exploration and corporate expenditure	70	—	(9,379)	(9,309)
Income/(loss) before tax and minority interest	32,329	(7,747)	(7,353)	17,229
Tax and minority interest	—	260	270	530
Net income/(loss)	32,329	(7,487)	(7,083)	17,759
CAPITAL EXPENDITURE	9,795	2,805	1,382	13,982
TOTAL ASSETS	89,329	14,246	15,979	119,554
TOTAL EXTERNAL LIABILITIES	40,770	13,214	35,073	89,057
DIVIDENDS	(6,400)	—	6,400	—
NET CASH FLOWS GENERATED BY/ (UTILIZED IN) INVESTING OPERATIONS	26,838	(8,810)	3,242	21,270
NET CASH FLOWS GENERATED BY/(UTILIZED IN) ACTIVITIES	(13,757)	(3,668)	3,412	(14,013)
NET CASH (UTILIZED IN)/ GENERATED FROM FINANCING ACTIVITIES	(8,613)	8,453	(63,919)	(64,079)
NET DECREASE IN CASH AND QUIVALENTS	(1,932)	(4,025)	(50,865)	(56,822)
NUMBERS OF EMPLOYEES	—	25	140	165

18.	FAIR VALUE AND RISKS OF FINANCIAL INSTRUMENTS

The Company's financial instruments are set out in note 19.

In the normal course of its operations, the Company is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Company enters into derivative financial instruments. All derivative financial instruments are initially recognized at cost and subsequently measured at their fair value on the balance sheet.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

18.1	CONCENTRATION OF CREDIT RISK

The Company's financial instruments do not represent a concentration of credit risk because the Group sells its gold to and deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed and an adequate level of provision for doubtful debts is maintained.

Gold bullion, the Group's principal product, is produced in Mali. The gold produced is sold to reputable gold refineries. Because of the international market for gold the Group believes that no concentration of credit risk exists with respect to the selected refineries to which the gold is sold.

18.2	FOREIGN CURRENCY AND COMMODITY PRICE RISK

In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily Euro and Communaute Financiere Africaine Franc). As a result, the Group is subject to transaction exposure from fluctuations in foreign currency exchange rates.

Generally the Group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. These prices are in US dollars and do not expose the Group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the Company secures a floor price through simple forward contracts and options whilst maintaining significant exposure to spot prices. Approximately 15% of Morila's planned production has been sold forward for the year 2004.

18.3	INTEREST RATES AND LIQUIDITY RISK

Fluctuation in interest rates impact on the value of short-term cash investments and financing activities (including long-term loans), giving rise to interest rate risk.

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

The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding at December 31, 2003 and 2002. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	December 31, 2003		December 31, 2002
	Carrying Amount $000	Fair Value $000	Carrying Amount $000	Fair Value $000
Financial assets
Cash and equivalents	105,475	105,475	59,631	59,631
Restricted cash	3,882	3,882	4,526	4,526
Receivables	15,196	15,196	14,262	14,262
Financial Liabilities
Accounts payable	23,557	23,557	20,564	20,564
Bank overdraft	1,550	1,550	1,170	1,170
Long-term debt (excluding loans from outside shareholders)	7,723	7,723	19,307	19,307
Liabilities on financial instruments	8,488	8,488	7,530	7,530

FINANCIAL INSTRUMENTS

Details of on balance sheet gold derivative contracts as at December 31, 2003:

	HEDGING INSTRUMENTS				UNMATCHED INSTRUMENTS
MATURITY DATES	Puts purchased		Forward sales		Purchased calls		Forward sales		Forward rate agreements
	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz	Ounces	Fixed Rate
MORILA (attributable portion)
December 31, 2004	—	—	51,941	275	18,384	360	—	—	—	—
CORPORATE (For Loulo)
June 30, 2004*	—	—	—	—	—	—	150,000	402	—	—
June 30, 2004*	—	—	—	—	—	—	50,000	410	—	—
June 30, 2004*	—	—	—	—	—	—	—	—	200,000	1.64%

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

And at December 31, 2002:

	HEDGING INSTRUMENTS				UNMATCHED INSTRUMENTS
MATURITY DATES	Puts purchased		Forward sales		Purchased calls		Calls sold
	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz
MORILA (attributable portion)
December 31, 2003	—	—	60,581	275	21,446	350	—	—
December 31, 2004	—	—	51,941	275	18,384	360	—	—

The total fair value of the above financial instruments as at December 31, 2003 was a loss of $8.5 million (2002 : $7.5 million).

ESTIMATION OF FAIR VALUES

Receivables, restricted cash, accounts payable, bank overdrafts and cash and equivalents.

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

LONG-TERM DEBT

The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.

No fair value is determinable for the loans from minority shareholders as repayment is contingent on net available cash from the projects.

GOLD PRICE CONTRACTS

The fair value of gold price forward and option contracts has been determined by reference to quoted market rates at year-end balance sheet dates.

20.	COMMITMENTS AND CONTINGENT LIABILITIES

20.1	CAPITAL EXPENDITURE

	2003 $'000	2002 $'000
Contracts for capital expenditure	320	794
Authorised but not contracted for	48	73
	468	867

21.	RELATED PARTY TRANSACTIONS

Due to the Company wishing to procure selected administrative and technical services in South Africa, a service agreement was entered into with its largest shareholder Randgold & Exploration Company Limited. In terms of the agreement, the Company reimburses Randgold & Exploration for the actual expenditure incurred on its behalf including office accommodation, payroll administration and other services.

Reimbursements charged for the year ended December 31, 2003, including a 5% mark-up, amounted to $0.6 million (2002 : $0.1 million) Included in accounts payable is an amount of $0.1 million owing to the holding company at December 31, 2003 (2001 : $0.1 million).

The agreement was revised on February 3, 2003 whereby payroll administration fees will be reimbursed at cost plus 5%, office rental is payable at R51,000 per month and all other expenses incurred will be reimbursed as incurred.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

The service agreement between the Company and Randgold & Exploration Company Limited was terminated by mutual agreement effective from the first of April 2004.

In order to continue to source certain services from South Africa, Seven Bridges Trading 14 (Proprietary) Limited ("Seven Bridges"), a 100 percent subsidiary of the Company was created.

A service agreement has been entered into between the Company and Seven Bridges whereby Seven Bridges will provide certain administrative services to the Company who wish to prevail on the cost effective services, expertise and materials available in South Africa.

Seven Bridges will derive its income from the services it will provide to the Company for which it will charge a monthly fee based on the total employment cost to company plus 50 percent.

In terms of the Operator Agreement between Morila S.A. and AngloGold Services Mali S.A., a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Services Mali S.A. quarterly in arrears. The attributable management fees for the year ended December 31, 2003 amounted to $1.1 million (2002 : $1.3 million).

22.	SUBSEQUENT EVENTS

Share split

A special resolution was passed on April 26, 2004 to split each of the ordinary shares of US$0.10 in the Company into two ordinary shares of US$0.05 each. The aim is to improve the tradability of the Company's shares, but to equalize a share's value before and after the share split. See the table below for the impact on the financial statements for IFRS and US GAAP.

Discontinued Operation

On April 5, 2004 Resolute Mining exercised its option to buy the Company's 80% interest in the Syama Mine, which has been on care and maintenance since 2002 (refer to notes 1 and 17). In terms of the option, Resolute paid the Company US$6 million and assumed liabilities of US$7 million of which US$4 million was owing to the Company. At a gold price of more than US$350 per ounce, the Company would receive a royalty of US$10 per ounce on the first million ounces of production from Syama and US$5 per ounce on the next three million ounces based on the attributable ounces acquired by Resolute. The transaction was completed in June 2004 and incorporated a structured hand-over.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

The following table shows the impact of the discontinued operation and the share split on the Company's financial statements for the years ended December 31, 2003, 2002 and 2001.

	2003 $000	2002 $000	2001 $000
IFRS
Net income from continuing operations	49,595	71,280	25,246
Net loss from discontinuing operations	(2,069)	(5,552)	(7,487)
Net income	47,526	65,728	17,759
US GAAP
Net income from continuing operations	45,029	65,213	23,921
Net loss from discontinuing operations	(2,069)	(5,552)	(7,487)
Net income	42,960	59,661	16,434
Weighted average common shares outstanding after share split	57,441,360	50,295,640	61,143,292
Diluted weighted average common shares outstanding after share split	57,603,364	50,817,466	61,523,810
Basic earnings per share under IFRS ($)
Continuing operations	0.86	1.42	0.41
Discontinuing operations	(0.03)	(0.11)	(0.12)
Total	0.83	1.31	0.29
Diluted earnings per share under IFRS ($)
Continuing operations	0.86	1.40	0.41
Discontinuing operations	(0.03)	(0.11)	(0.12)
Total	0.83	1.29	0.29
Basic earning per share under US GAAP ($)
Continuing operations	0.78	1.30	0.37
Discontinuing operations	(0.04)	(0.11)	(0.12)
Change in accounting principle	0.01	—	0.02
Total	0.75	1.19	0.27
Diluted earnings per share under US GAAP ($)
Continuing operations	0.78	1.28	0.37
Discontinuing operations	(0.04)	(0.11)	(0.12)
Change in accounting principle	0.01	—	0.02
Total	0.75	1.17	0.27

Capital reduction

A special resolution was passed at the Annual General Meeting in April 2004, which was subsequently approved by the court in Jersey, to extinguish accumulated losses by reducing the Company's share premium account by US$100 million in order to clear the way for future dividend payments.

Amendment of service agreements

The service agreement between the Company and Randgold & Exploration Company Limited was terminated by mutual agreement effective from the first of April 2004.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

In order to continue to source certain services from South Africa, Seven Bridges Trading 14 (Proprietary) Limited ("Seven Bridges"), a 100 percent subsidiary of the Company, was created.

A service agreement has been entered into between the Company and Seven Bridges whereby Seven Bridges will provide certain administrative services to the Company who do not have a presence in South Africa, but wish to prevail on the cost effective services, expertise and materials available in South Africa.

Seven Bridges will derive its income from the services it will provide to the Company for which it will charge a monthly fee based on the total employment cost to company plus 50 percent.

23.	RECONCILIATION TO U.S. GAAP

The Group's consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differs in certain respects from Generally Accepted Accounting Principles in the United States ("US GAAP"). The effect of applying US GAAP to net income and shareholders' equity is set out below along with an explanation of applicable differences between IFRS and US GAAP.

RECONCILIATION OF NET PROFIT FOR THE YEARS ENDED December 31, 2003, 2002 AND 2001

Reconciliation of Net Income

Dollars in thousands, except where otherwise noted	2003 $000	2002 $000	2001 $000
Net income under IFRS	47,526	65,728	17,759
US GAAP ADJUSTMENTS
Share option compensation adjustment	(4,780)	(5,991)	(1,739)
Provision for environmental rehabilitation	—	(76)	(100)
Net income under US GAAP before change in accounting policy	42,746	59,661	15,920
Change in accounting principle, net of tax	214	—	515
Net income under US GAAP	42,960	59,661	16,434
OTHER COMPREHENSIVE INCOME
Change in accounting policy for items which meet the criteria for cash flow hedges	—	—	2,388
Changes in the value of cash flow hedges during the year	890	(6,548)	(4,133)
Comprehensive income under US GAAP	43,850	53,113	14,690
Weighted average common shares outstanding	28,720,680	25,147,820	30,571,646
Basic earnings per share under US GAAP ($)
Net income under US GAAP before change in accounting principle	1.49	2.37	0.52
Change in account principle	0.01	—	0.02
Net income under US GAAP	1.50	2.37	0.54
Diluted weighted average common shares outstanding	28,801,682	25,408,733	30,761,905
Diluted earnings per share under US GAAP ($)
Net income under US GAAP before change in accounting principle	1.48	2.35	0.51
Change in account principle	0.01	—	0.02
Net income under US GAAP	1.49	2.35	0.53

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

Reconciliation of Shareholders' Equity

	2003 $000	2002 $000
Total shareholders' equity under IFRS	177,187	118,985
US GAAP ADJUSTMENTS
Provision for environmental rehabilitation	—	(214)
Total shareholders' equity under US GAAP	177,187	118,771

The following is a summary of the differences between IFRS and US GAAP as applicable to the Group.

SHARE OPTION COMPENSATION ADJUSTMENT: Under IFRS there is no requirement to account for stock compensation based expenditure.

Under US GAAP where a company undertakes a stock re-pricing whereby existing options are cancelled and reissued at a lower price, such options are mark-to-market with reference to the difference between the grant price and Company stock price, with the difference recognized as stock compensation expense.

The following table illustrates the effect on net income and earnings per share, as determined under US GAAP if the Company had applied the fair value recognition provisions of FAS 123, for stock-based employee compensation.

(In thousands except for earnings per share information):

	2003 $'000	2002 $'000	2001 $'000
Net income as reported under US GAAP	42,960	59,661	16,434
Less: Total stock-based compensation expense determined under fair value based method of all awards	(1,219)	(1,707)	(2,298)
Pro-forma net income	41,741	57,954	14,136
Earnings per share:
Basic – as reported ($)	1.50	2.37	0.54
Basic – pro forma ($)	1.45	2.30	0.46
Diluted – as reported ($)	1.49	2.35	0.53
Diluted – pro forma ($)	1.45	2.28	0.46

The impact on pro-forma net income and earnings per share in the table above may not be indicative of the effect in future years. The Company continues to grant stock options to new employees. This policy may or may not continue.

PROVISION FOR ENVIRONMENTAL REHABILITATION: Currently under IFRS, full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to balance sheet date. Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are shown separately in the statement of operations. Previously under US GAAP, expenditure estimated to be incurred on long-term environmental obligations was provided over the remaining lives of the mines through charges in the statement of operations. The Company has adopted FAS 143 "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" effective January 1, 2003. The objective of FAS 143 is to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. FAS 143 requires that an existing

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

legal obligation associated with the retirement of a tangible long-lived asset be recognised as a liability when incurred and the amount of the liability be initially measured at fair value. An entity is required to recognise subsequent changes in the liability and upon initially recognizing a liability, it should capitalise the cost by recognising an increase in the carrying amount of the related long-lived asset. The effect of adopting FAS 143 on the company is that there will no longer be a GAAP difference between IFRS and US GAAP.

(B) ADDITIONAL QUANTITATIVE AND QUALITATIVE US GAAP DISCLOSURES

STOCK BASED COMPENSATION DISCLOSURES

The Company has an employee share option scheme ("Randgold Resources Share Option Scheme" hereafter referred to as the RRSOR scheme) under which all employees may be granted options to purchase shares in RRL's authorized but unissued common stock. During 1998 the rules of RRSOR scheme were revised whereby up to 10% of the outstanding share capital of the Company may be reserved for the scheme. As at December 31, 2003, December 31, 2002 and December 31, 2001, 4,362,340, 4,121,644 and 3,371,644 shares respectively, were available to be granted in terms of the RRSOR scheme rules. In terms of the rules of the RRSOR scheme, the option purchase price is equal to fair market value at the date of grant.

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

The total number of shares available to RRSOR was amended from 10% to 15% of issued share capital at an extraordinary general meeting held on July 23, 2001. However, the number of actual shares available for distribution was reduced following completion of the share buyback scheme in October 2001.

Share option activity was as follows: (all figures are number of shares, except for average price per share data).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

	Available for grant	Number of shares	Average price per share ($)
BALANCE AT DECEMBER 31, 2000	647,433	2,636,566	—
Amendment to the share option scheme	(35,759)	23,664	—
Shares authorized during the year	99,740	—	—
Shares lapsed during the year	1,010,259	(1,010,259)	4.65
Shares granted during the year	(1,210,000)	1,210,000	3.37
Shares exercised during the year	—	(1,013,404)	3.06
BALANCE AT DECEMBER 31, 2001	511,673	1,846,567	—
Shares authorized during the year	750,000	—	—
Shares lapsed during the year	25,322	(25,322)	3.69
Shares granted during the year	(1,026,639)	1,026,639	6.48
Shares exercised during the year	—	(202,110)	3.61
BALANCE AT DECEMBER 31, 2002	260,356	2,645,774	—
Shares authorized during the year	240,696	—	—
Shares lapsed during the year	55,431	(55,431)	3.48
Shares granted during the year	—	—	—
Shares exercised during the year	—	(1,596,645)	18.04
BALANCE AT DECEMBER 31, 2003	556,483	993,698	—

The table below summarizes information about the options outstanding:

		OUTSTANDING OPTIONS
Range of Exercise Price ($)	Number of Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price ($)
AT DECEMBER 31, 2003
2.5 – 4.25	163,460	6.74	3.62
5.00 – 7.00	733,960	7.53	6.42
10.00 – 16.50	96,278	3.38	15.35
	993,698	7.00	6.83
AT DECEMBER 31, 2002
2.5 – 4.25	1,081,259	7.61	3.46
5.00 – 7.00	1,135,239	8.39	6.40
10.00 – 16.50	429,276	4.15	13.46
	2,645,774	7.38	6.34

The table below summarizes the information about the RRSOR exercisable options outstanding:

	EXERCISABLE OPTIONS
Exercise Price ($)	Number of Shares	Weighted Average Exercise Average ($)
AT DECEMBER 31, 2003
2.50 – 4.25	135,460	3.51
5.00 – 7.00	19,600	6.53
10.00 – 16.50	96,276	15.35
	251,336	8.28

The options exercisable on December 31, 2003, 2002, 2001 were 251,336, 1,102,035 and 1,005,012 respectively. The range of option exercise prices is wide primarily due to fluctuations of the price of the Company's stock over the period of the grants.

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

Pro-forma information regarding net income and earnings per share is required by SFAS No.123 "Accounting for Stock-Based Compensation". This information is required to be determined as if the Company had accounted for its employee stock options, granted subsequent to December 31, 1995, under the fair value method of that statement. The fair value of options granted in the fiscal years ended December 31, 2003, December 31, 2002 and December 31, 2001, reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted assumptions:

	2003	2002	2001
Expected life (in years)	3	4	4
Risk free interest rate – RRSOR Scheme	—	1.9%	3.9%
Volatility	—	84%	61%
Dividend yield	—	0%	0%

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

No options were granted in 2003.

During the fiscal years ended December 31, 2002 and December 31, 2001, the weighted average estimated fair value of employee stock options granted under the RRSOR Scheme was $4.07 and $1.86 per share, respectively.

CONTINGENCIES

Under IFRS, a loss contingency is recognized when (1) an enterprise has a present obligation, (2) it is probable that the obligation will result in an outflow of economic resources, and (3) the amount of the obligation can be estimated reliably. All three conditions have to be met for a loss contingency to be recognized. Probable is defined as more likely than not, that the obligation will be incurred.

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

Probable is defined as a future event or events which are likely to occur, that will result in an obligation being incurred. The Company believes that there is no difference in accounting for its contingent liabilities under IFRS and US GAAP.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

JOINT VENTURE EQUITY ACCOUNTING DISCLOSURES

Under IFRS the Company accounts for its interest in the incorporated Morila S.A. Limited joint venture using the proportionate consolidation method. Under US GAAP interests in incorporated joint ventures are accounted for under the equity method. Although this presentation under US GAAP would have resulted in a significantly different balance sheet and income statement presentation to that currently presented under IFRS, it has no impact on the income and net asset value of the Company, save for any IFRS/US GAAP differences applicable to the joint venture.

The following presents the summarized income statement, balance sheet and cash flow statements of the Company under US GAAP, had the results of operations and financial position of the Morila Limited joint venture been accounted for under the equity method:

(A)	BALANCE SHEET

As at December 31

	2003 $'000	2002 $'000
ASSETS CURRENT ASSETS
Cash and equivalents	101,574	39,491
Receivables	6,327	8,544
Inventories	2,836	3,037
Total current assets	110,737	51,072
NON-CURRENT ASSETS
Property, plant and equipment	15,577	13,143
Investment in joint venture	67,144	72,574
TOTAL ASSETS	193,458	136,789
LIABILITIES AND SHAREHOLDERS' EQUITY CURRENT LIABILITIES
Accounts payable and accrued liabilities	8,009	8,887
Bank Overdraft	1,550	1,170
TOTAL CURRENT LIABILITIES	9,559	10,057
NON-CURRENT LIABILITIES
Provision for environmental rehabilitation	2,623	2,632
Long-term liabilities	890	3,999
Loans from outside shareholders in subsidiaries	958	1,330
Liabilities on financial instruments	2,232	—
TOTAL NON-CURRENT LIABILITIES	6,712	7,961
	16,271	18,018
SHAREHOLDERS' EQUITY
Share capital	2,926	2,766
Additional paid-in capital	212,754	198,348
Accumulated losses	(31,090)	(74,050)
Other reserves	(7,403)	(8,293)
TOTAL SHAREHOLDERS' EQUITY	177,187	118,771
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	193,458	136,789

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

(B)	INCOME STATEMENT

For the years ended December 31

	2003 $'000	2002 $'000	2001 $'000
Revenues from product sales	—	—	16,723
Production costs	—	—	(25,337)
Operating profit/(loss)	—	—	(8,614)
Interest received	883	30	2,050
Interest expense	(152)	(1,055)	(1,790)
Royalties	—	—	(1,053)
Depreciation and amortization	(1,957)	(1,651)	(1,482)
Exploration and corporate expenditure	(16,255)	(16,111)	(9,379)
(Loss)/profit on financial instruments	(2,232)	(775)	7,638
Other expenses	(4,908)	(11,519)	(3,947)
Loss before taxes	(24,621)	(31,081)	(16,577)
Income tax expense	—	—	(126)
Loss before equity income and minority interests	(24,621)	(31,081)	(16,703)
Equity income of joint venture	67,230	90,522	32,482
Minority interest	351	220	656
Net income	42,960	59,661	16,435

(C)	SUMMARISED CASH FLOW STATEMENT

For the years ended December 31

	2003 $'000	2002 $'000	2001 $'000
Cash flow utilized in operating activities	(10,331)	(19,436)	(5,841)
Cash flow generated/(utilized in) by investing activities	(3,871)	21	(173)
Cash flow generated/(utilized in) financing activities	76,285	57,252	60,558
Net increase/(decrease) in cash equivalents	62,083	37,837	54,544

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

The following is summarized audited financial information related to Morila S.A. prepared in accordance with US GAAP for the years ended December 31.

	2003 $'000	2002 $'000	2001 $'000
MORILA S.A.
Current assets	81,184	100,506	50,810
Non-current assets	153,958	159,071	150,537
Current liabilities	(38,871)	(29,193)	(27,260)
Non-current liabilities	(57,678)	(81,341)	(93,457)
Shareholders' equity	138,593	149,043	80,630
Revenues	273,931	328,652	168,583
Costs and expenses	(109,846)	(102,347)	(88,666)
Income before change in accounting policy	164,085	226,305	79,917
Change in accounting policy	—	—	1,288
Net income	164,085	226,305	81,205

RECENT ACCOUNTING PRONOUNCEMENTS

US GAAP

FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.

On April 30, 2003, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 149 (FAS 149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities.

FAS 149 :

•	Amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities.

•	Amends FAS 133 to reflect decisions made (1) as part of the Derivatives Implementation Group (DIG) process that effectively required amendments to FAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative.

•	Is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30. The guidance is to be applied prospectively.

Generally, FAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows.

Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not "Held for Trading Purposes" as Defined in Issue No. 02-3

On February 9, 2004, the EITF issued Emerging Issues Task Force No. 03-11. The Task Force reached a consensus that determining whether realized gains and losses on physically settled derivative contracts not "held for trading purposes" should be reported in the income statement on a gross or net basis is a matter of judgment that depends on the relevant facts and circumstances.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

Consideration of the facts and circumstances should be made in the context of the various activities of the entity rather than based solely on the terms of the individual contracts. In evaluating the facts and circumstances for purposes of determining whether an arrangement should be reported on a gross or net basis, the Task Force acknowledged that the economic substance of the transaction as well as the guidance set forth in Opinion 29 relative to nonmonetary exchanges and the gross versus net reporting indicators provided in Issue 99-19 may be considered in making this determination.

SEC – Staff Accounting Bulletin – Revenue Recognition

On December 18, 2003, the Securities Exchange Commission issued Staff Accounting Bulletin No. 104. This staff accounting bulletin revises portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in U.S. generally accepted accounting principles. This staff accounting bulletin also rescinds the Revenue Recognition in Financial Statements Frequently Asked Questions and Answers document issued in conjunction with Topic 13. Selected portions of that document have been incorporated into Topic 13.

The accounting literature on revenue recognition includes both broad conceptual discussions as well as certain industry-specific guidance. If a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied. However, in the absence of authoritative literature addressing a specific arrangement or a specific industry, the staff will consider the existing authoritative accounting standards as well as the broad revenue recognition criteria specified in the FASB's conceptual framework that contain basic guidelines for revenue recognition.

Based on these guidelines, revenue should not be recognized until it is realized or realizable and earned. Concepts Statement 5, paragraph 83(b) states that "an entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues".

Paragraph 84(a) continues "the two conditions (being realized or realizable and being earned) are usually met by the time product or merchandise is delivered or services are rendered to customers, and revenues from manufacturing and selling activities and gains and losses from sales of other assets are commonly recognized at time of sale (usually meaning delivery)". In addition, paragraph 84(d) states that "If services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes."

The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller's price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.

Issue 04-2, Whether Mineral Rights are Tangible Assets and Related Issues.

In March 2004, the Task Force reached a consensus that mineral rights should be accounted for as tangible assets. Additionally, the Task Force decided that mining entities should disclose mineral rights in a separate caption, either on the face of the balance sheet or in the footnotes.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

Issue 04-3, Mineral Assets : Impairment and Business Combinations.

SEC Securities Act Industry Guide No.7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, defines proven and probable reserves, and prohibits disclosure of estimates of any reserves that are not proven or probable. "Possible" reserves are estimated reserves that are less well established than proven and probable reserves. FASB Statement No. 89, Financial Reproting and Changing Prices, provides less specific definitions of proven and probable reserves. This Issue addresses whether the value associated with "possible" mineral reserves and anticipated fluctuations in the future market price of minerals should be included in the valuation of mineral assets when those assets are tested for impairment and recognized in a purchase business combination.

In March 2004, the Task Force reached a consensus that the value attributable to the value beyond proven and probable reserves (VBPP) and the effects of anticipated fluctuations in future market prices of minerals should be considered in a manner that is consistent with the expectations of marketplace participants when an entity allocates the purchase price to assets acquired in a business combination. Additionally, the Task Force reached a consensus that the value attributable to VBPP and the effects of anticipated fluctations in future market prices of minerals should be considered in the cash flow analysis used to test mining assets for impairment under FAS 144.

The Company is busy considering what the impact of these standards will be.

IFRS

The IASB has reissued many International Financial Reporting Standards and announced several new standards (e.g. IFRS 2, 3 & 5). The company is busy considering what the impact of this will be.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Société des Mines de Morila SA:

We have audited the accompanying balance sheets of Société des Mines de Morila SA ("the Company") as of December 31, 2003 and 2002, and the related statements of operations, of cash flows and of changes in shareholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the financial statements.

PricewaterhouseCoopers Inc.

Chartered Accountants (SA)

Registered Accountants and Auditors

Sunninghill, South Africa

March 10, 2004

SOCIETE DES MINES DE MORILA S.A.
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

	Note	2003 $'000	2002 $'000	2001 $'000

Revenue	14	273,931	328,652	168,583
Operating costs		(101,835)	(97,783)	(79,178)
Operating profit	15	172,096	230,868	89,405
Other expenditure — net		(10,771)	(4,372)	(9,238)
— interest received		291	487	1,087
— finance charges		(5,113)	(6,574)	(9,266)
— other net (expenses)/income		(5,949)	1,715	(1,059)
Profit before taxation		161,325	226,496	80,167
Taxation	16	—	—	—
Net profit		161,325	226,496	80,167

See notes to the financial statements

SOCIETE DES MINES DE MORILA S.A.
BALANCE SHEET
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

	Note	2003 $'000	2002 $'000
Non-current assets		153,958	159,072
Mining assets	8	127,660	140,566
Deferred stripping	9	26,298	18,506
Current assets		84,052	102,353
Inventories	10	35,822	21,409
Accounts receivable	11	24,599	17,026
Prepaid expenses		1,306	405
Financial instruments asset	7	2,868	1,848
Cash and equivalents		9,752	50,350
Restricted cash	12	9,705	11,315
Total assets		238,010	261,425
Capital and reserves
Share capital	3	16	16
Distributable reserves		138,577	149,027
Other reserves		(18,508)	(20,733)
Retained income		157,085	169,760
Shareholder's equity		138,593	149,043
Non-current liabilities		42,038	62,515
Shareholders' subordinated loans	4	18,993	18,394
Environmental rehabilitation provision	5	5,964	5,850
Long term liabilities	6	17,081	38,271
Current liabilities		57,379	49,867
Accounts payable	13	18,123	8,537
Financial instrument liability	7	18,508	20,674
Short term portion of long term liabilities	6	20,748	20,656
Total shareholders' equity and liabilities		238,010	261,425

See notes to the financial statments

SOCIETE DES MINES DE MORILA S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

	Share capital $'000	Retained income $'000	Other Reserves $'000	Total $'000
Balance at December 31, 2000	16	19,809	—	19,825
Change in accounting policy	—	1,288	(4,780)	(3,492)
Balance at January 1, 2001	16	21,097	(4,780)	16,333
Net profit for the year	—	80,167	—	80,167
Movement in cash flow hedge	—	—	418	418
Dividends declared and paid	—	(16,000)	—	(16,000)
Balance at December 31, 2001	16	85,264	(4,362)	80,918
Net profit for the year	—	226,496	—	226,496
Movement in cash hedge	—	—	(16,371)	(16,371)
Dividends declared and paid	—	(142,000)	—	(142,000)
Balance at December 31, 2002	16	169,760	(20,733)	149,043
Net profit for the year	—	161,325	—	161,325
Movement in cash hedge	—	—	2,225	2,225
Dividends declared and paid	—	(174,000)	—	(174,000)
Balance at December 31, 2003	16	157,085	(18,508)	138,593

See notes to the financial statements

SOCIETE DES MINES DE MORILA S.A.
CASH FLOW STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

	Note	2003 $'000	2002 $'000	2001 $'000
Cash flows from operating activities
Cash generated by operating activities before changes in working capital	17.1	177,264	236,664	98,425
Cash utilized by changes in working capital	17.2	(8,244)	(9,949)	(26,090)
Cash generated from operations		169,020	226,715	72,335
Interest paid — net		(4,223)	(6,088)	(8,179)
Net cash flows generated by operating activities		164,797	220,627	64,156
Dividends paid		(174,000)	(142,000)	(16,000)
Cash flows from investing activities
Decrease/(increase) in restricted cash		1,610	(131)	(11,185)
Additions to mining assets		(11,907)	(13,715)	(23,207)
Net cash flows utilized in investing activities		(10,297)	(13,846)	(34,392)
Cash flows from financing activities
Long term liabilities repaid		(21,098)	(27,003)	(18,538)
Payment for financial instrument liability		—	—	(55)
Net cash flows utilized in financing activities		(21,098)	(27,003)	(18,593)
Net (decrease)/increase in cash and equivalents		(40,598)	37,778	(4,829)
Cash and equivalents at beginning of year		50,350	12,572	17,401
Cash and equivalents at end of year		9,752	50,350	12,572

See notes to the consolidated financial statements

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS

1.	Nature of operations

The Company owns the Morila gold mine in Mali. Randgold Resources Limited and AngloGold Limited each own 50% of the Company's majority shareholders Morila Limited. The Company is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Company's principal product, is currently produced and sold in Mali.

2.	Accounting policies

These annual financial statements have been prepared on the historical cost basis in accordance with International Financial Reporting Standards. A summary of the significant accounting policies, which except as disclosed under derivatives, have been applied consistently for all periods presented is outlined below:

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

Recoverability of the long-term assets of the Company, which include development costs, deferred stripping costs and undeveloped property costs, together with other current assets, is reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. These estimates are subject to risks and uncertainties including future metal prices. It is therefore reasonably possible that changes could occur which may affect the recoverability of the mining assets. Reductions in the carrying value of the long-term assets of mines are recorded to the extent the remaining investment exceeds the estimate of future discounted net cash flows.

2.6	Deferred stripping costs

The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected average ratio. The expected pit

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS  (CONTINUED)

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

Inventories, which include ore stockpiles, gold in process and supplies and insurance spares, are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.

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

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS  (CONTINUED)

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

Share capital consists of the following authorized and issued ordinary par value shares with a nominal value of Communauté Financière Africaine franc ("CFA") 10 000 ($16.356) each:

	Number of shares authorized and issued	2003 $'000	2002 $'000
Morila Limited	800	13	13
Government of Mali	200	3	3
	1,000	16	16

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS  (CONTINUED)

4.	Shareholder' subordinated loans

	2003 $'000	2002 $'000

Government of Mali	3,248	3,145
Morila Limited	15,745	15,249
	18,993	18,394
Made up of:
Principal	13,108	13,108
Deferred interest	5,885	5,286
	18,993	18,394

The shareholder loans are denominated in US dollars and interest accrues at a LIBOR dollar rate plus 2% per annum. These loans are subject to the conditions set out in the syndicated loan agreements. Under these agreements, these loans have been subordinated by the shareholders until such time as the Morila project loan (refer note 6) has been repaid in full. The weighted average interest rate as at December 31, 2003 on the shareholders' subordinated loans was 3.23%
(December 31, 2002: 3.79%).

5.	Environmental rehabilitation provision

	2003 $'000	2002 $'000
Provided to date
— opening balance	5,850	5,850
— charge to the income statement	2,475	—
— rehabilitation asset decreased	(2,361)	—
	5,964	5,850

The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the risk free pre-tax, cost of borrowing.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company has estimated that the remaining costs for Morila, in current monetary terms, will be $12.2 million (December 31, 2002: $8.4 million), the majority of which will only be expended over the life of mine.

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

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS  (CONTINUED)

While the ultimate closure costs may be uncertain, there are no uncertainties with respect to joint and several liability that may affect the magnitude of the contingency as these are clearly defined in the Company's mining convention.

The total cost of rehabilitation is estimated at $12.2 million (December 31, 2002: $8.4 million) undiscounted, the majority of which will only be spent after nine years (December 31, 2002: ten years).

There are no other potentially responsible parties to consider for cost sharing arrangements.

The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.

6.	Long term liabilities

	2003 $'000	2002 $'000
a) Morila project loan	18,000	36,000
b) Morila finance lease	16,826	19,105
c) Morila Air Liquide finance lease	3,003	3,822
	37,829	58,927
Less: Current portion of long term liabilities:
a) Morila Project loan	18,000	18,000
b) Morila finance lease	2,358	2,279
c) Morila Air Liquide finance lease	390	377
	20,748	20,656
	17,081	38,271

a)	Morila Project Loan

NM Rothschild & Sons Limited is acting as agent for a consortium of banks for the Morila Project loan. The loan bears interest at US three month LIBOR plus 2% per annum. The loan will be repaid over 5 years commencing on June 30, 2001 and is collateralized over the assets of the Morila mine whose book value at December 31, 2003 amounted to $270 million (December 31, 2002: $258.5 million). It is non-recourse to the Company. The weighted average interest rates as at December 31, 2003 on the Morila Project Loan was 3.29% (December 31, 2002: 4.05%) per annum.

Under the terms of this loan, the Company is required to enter into certain gold price forward sales and option contracts in respect of approximately 26 to 30 percent of Morila's first five years of production. Various debt covenants apply to the loan, including:

•	Hedging arrangements as stipulated by NM Rothschilds will be put into place. The Company will provide evidence to the effect that Morila Holdings or AngloGold has entered into committed Hedging Agreements and that the proceeds of sale of gold are sufficient to ensure that, as at all calculation dates scheduled, no default would have occurred.

•	Limitations on material assets disposals and acquisitions.

•	No declaration, payment or distribution of dividends without approval.

•	Maintain insurance with reputable insurance companies.

•	Establish the Debt Service Reserve Account is the offshore bank account with the minimum credit balance on all dates equal to the aggregate principal amount of and interest accruing on the loan and the aggregate amount of premium accruing in connection with the Political Risk Insurance during the six month period commencing on such date.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS  (CONTINUED)

•	No other long-term indebtedness (other than noted below) is to be incurred regarding the Morila project.

•	No indebtedness shall exceed US$2 million incurred by way of capital leases other than the contractor for the development of the mine and the Rolls Royce power plant.

•	The Government of Mali principal indebtedness in Morila SA is not to exceed the original US$1.6 million as stipulated in the Convention.

•	Certain financial ratios need to be adhered to throughout the loan agreement.

The repayment schedule according to the contract is as follows:

	2003 $'000	2002 $'000
Less than one year	18,000	18,000
Later than one year and not later than five years	—	18,000
Later than five years	—	—
	18,000	36,000

b)	Finance Leases

Morila finance lease relates to five generators leased from Rolls Royce for Morila. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate of which as at December 31, 2003 was approximately 15.55% (December 31, 2002: 15.54%) per annum based on the lease contract. The lease is collateralized by plant and equipment whose net book value at December 31, 2003 amounted to $17 million (December 31, 2002: $20.3 million). Average lease payment of $0.8 million are payable in instalments over the term of the lease. Two of the Company's ultimate shareholders, being Randgold Resources Limited and AngloGold Limited jointly guaranteed the repayment of the lease.

The estimated repayment schedule according to the contract is as follows:

	2003 $'000	2002 $'000
Less than one year	2,358	2,279
Later than one year and not later than five years	11,728	10,072
Later than five years	2,740	6,754
	16,826	19,105

c)	Morila Air Liquide finance lease

Morila Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which as at December 31, 2003 was approximately 17% (December 31, 2002: 17%) per annum. The lease is collateralised by the production units whose net book value at December 31, 2003 amounted to $2.8 million (December 31, 2002: $3.2 million).

The estimated repayment schedule according to the contract is as follows:

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS  (CONTINUED)

	2003 $'000	2002 $'000

Less than one year	390	377
Later than one year and not later than five years	1,688	1,636
Later than five years	925	1,809
	3,003	3,822

7.	Financial instruments asset and liability

	2003 $'000	2002 $'000

Mark to market of speculative financial instruments at year-end	(2,868)	(1,907)
Financial instrument liability	18,508	20,733
	15,640	18,826

7.1	This reflects the mark-to-market adjustment on those derivative instruments which do not, under the Company's accounting policy, qualify for hedge accounting. These derivative instruments are further detailed in note 18.

7.2	The financial instrument liability relates to Morila derivative instruments which qualify for hedge accounting. These derivative instruments are further detailed in note 18.

8.	Mining assets

	Year	Cost $'000	Accumulated depreciation $'000	Net book value $'000
Total mining assets	2003	185,340	57,680	127,660
Total mining assets	2002	174,728	34,163	140,566

Long life assets

Long life assets are those assets which are amortized over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was $118.7 million as at December 31, 2003 (2002: $137.6 million).

Short life assets

Short life assets are those assets which are amortized over their useful life and are comprised of motor vehicles and other equipment. The net book value of these assets was $9.0 million as at December 31, 2003 (2002: $3.0 million).

9.	Deferred stripping

	2003 $'000	2002 $'000
Opening balance	18,506	5,898
Additions during the year	7,792	12,608
	26,298	18,506

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS  (CONTINUED)

In terms of the life of mine plan, pre-stripping is performed in the earlier years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred to those years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping were 3.68 in 2003 and 3.68 in 2002. These stripping ratios were calculated taking into account the actual strip ratios achieved of 4.77 for 2003 and 7.15 during 2002.

10.	Inventories

	2003 $'000	2002 $'000
Consumables stores	13,872	15,032
Gold in process	1,313	901
Ore stockpiles	20,637	5,476
	35,822	21,409

Included in ore stockpiles is $4.3 million (2002: $0 million) for the tailings storage facility TSF) at Morila, which was carried at its net realisable value in 2002. In 2003, the provision was reversed so as to carry the TSF stockpile at a cost of $4.3 million (2002: $4.8 million). The provision was reversed in 2003 as management now has a detailed plan for the processing of the TSF, and has begun blending it in production during 2003.

11.	Accounts receivable

	2003 $'000	2002 $'000
Related party receivables
— AngloGold Limited	88	1
— Randgold Resources Limited	1	10
Gold sales trade receivable	10,135	13,301
Value added tax	80	—
TVA receivable	12,483	3,281
Other	1,812	433
	24,599	17,026

12.	Restricted Cash

	2003 $'000	2002 $'000
Debt service reserve	9,705	11,315

The debt service reserve account relates to the NM Rothschild & Son Limited debt service reserve account. This amount is held in escrow for partial repayment of the Morila Project Loan. Refer to Note 6(a).

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS  (CONTINUED)

13.	Accounts payable

	2003 $'000	2002 $'000
Related party payables
— Randgold Resources Limited	—	7
— AngloGold Limited	368	286
— AngloGold Mali SA	384	486
— Societe d'Exploration des Mines d'Or de Sadiola SA	29	—
Trade creditors	3,624	2,663
Payroll costs accruals	1,026	2,209
Sundry accruals	12,692	2,886
	18,123	8,537

14.	Revenue

	2003 $'000	2002 $'000	2001 $'000
Gold sales	273,385	328,508	168,167
Silver sales	546	144	416
	273,931	328,652	168,583

15.	Operating profit

	2003 $'000	2002 $'000	2001 $'000
Operating profit is arrived at after taking into account the following:
Depreciation and amortization	21,562	17,788	14,042
Auditor's remuneration
— audit fees	70	58	103
Royalties	16,387	19,699	10,152
Foreign exchange loss	5	1,116	535
Related party management fee (ANSER)	2,733	3,263	1,727

16.	Taxation

The Company benefits from a five year tax holiday in Mali which expires on November 1, 2005. The benefit of the tax holiday to the Company was to increase its net income by $56.3 million and $79.3 million, due to not recording a tax expense for the taxable income generated by the Morila mine for the years ended December 31, 2003 and 2002, respectively. Under Malian tax law upon expiration of the tax holiday, the Company's income tax expense will be based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS  (CONTINUED)

Major items causing the Company's actual income tax charge to differ from estimated the standard charge of 35% of taxable income are as follows:

	2003 $'000	2002 $'000	2001 $'000
Tax at statutory rate	64,310	79,274	28,058
Morila tax holiday differences	(64,310)	(79,274)	(28,058)
Total income and mining taxes	—	—	—

The Morila operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2003, 2002 and 2001 respectively, for deduction against future mining income.

17.	Notes to the cash flow statement

2003 $'000	2002 $'000	2001 $'000

17.1	Cash generated by operating activities before changes in working capital

Profit before taxation	161,325	226,496	80,167
Adjustments
— net finance charges	4,822	6,088	8,179
— depreciation and amortization	21,562	17,788	14,042
— environmental rehabilitation provision	2,475	—	480
— unrealized movements on financial instruments	(961)	(1,100)	535
— reversal of TSF gold in process provision	(4,167)	—	—
— deferred stripping costs capitalized	(7,792)	(12,608)	(4,978)
	177,264	236,664	98,425

17.2	Cash utilized by changes in working capital

(Increase)/decrease in accounts receivable	(7,584)	(7,433)	9,932
Increase in inventories	(10,246)	(4,354)	(3,573)
Increase/(decrease) in accounts payable (excluding short term portion of long term loan)	9,586	1,838	(32,449)
	(8,244)	(9,949)	(26,090)

18.	Financial risk management

The Company's financial instruments are set out in note 18.

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

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS  (CONTINUED)

18.2	Foreign currency and commodity price risk

In the normal course of business, the Company enters into transactions denominated in foreign currencies (primarily US$). In addition, the Company enters into transactions in a number of different currencies (primarily South African rands and Communauté Financière Africaine franc). As a result, the Company is subject to transaction exposure from fluctuations in foreign currency exchange rates.

Generally the Company does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. These prices are in US dollars and do not expose the Company to any currency fluctuation risk. However, the periods of capital expenditure or loan finance, the Company secures a floor price through simple forward contracts and options whilst maintaining significant exposure to spot prices. Between 15% and 30% of Morila's production has been sold forward for the years 2004 and 2005.

18.3	Interest rates and liquidity risk

Fluctuation in interest rates impacts on the value of income receivable from short-term cash investments and interest payments relating to financing activities (including long-term loans), giving rise to interest rate risk.

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

	December 31, 2003		December 31, 2002
	Carrying amount $'000	Fair value $'000	Carrying amount $'000	Fair value $'000
Financial assets
Cash and equivalents	9,752	9,752	50,350	50,350
Restricted cash	9,705	9,705	11,315	11,315
Accounts receivable	24,599	24,599	17,026	17,026
Financial liabilities
Accounts payable	18,123	18,123	29,193	29,193
Long-term debt (excluding loans from shareholders)	17,081	17,081	38,271	38,271
Liabilities on financial instruments	18,508	18,508	18,826	18,826

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS  (CONTINUED)

Financial instruments

Details of on balance sheet gold derivative contracts as at December 31, 2003:

	Hedging instruments		Unmatched instruments
Maturity Dates	Forward sales		Purchased calls
	Ounces	US $/oz	Ounces	US $/oz
December 31, 2004	129,840	275	45,960	360

Details of on balance sheet gold derivative contracts as at December 31, 2002:

	Hedging instruments		Unmatched instruments
Maturity Dates	Forward sales		Purchased calls
	Ounces	US $/oz	Ounces	US $/oz
December 31, 2003	151,440	275	53,614	350
December 31, 2004	129,840	275	45,960	360

The total fair value of the above financial instruments as at December 31, 2003 was a net loss of $15.6 million and a net loss of $18.8 million as at December 31, 2002.

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

Retirement benefits for employees of the Company are provided by the Mali state social security system to which the Company and its employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended December 31, 2003 and December 31, 2002 amounted to $0.8 million and $0.5 million, respectively.

21.	Commitments – Capital expenditure

	2003 $	2002 $
Contracts for capital expenditure	778	1,985
Authorized but not contracted for	3,690	183
	4,468	2,168

22.	Related party transactions

Included in accounts payable and accounts receivable as at December 31, 2003 are amounts of $0.8 million (December 31, 2002: $0.8 million) and $0.01 million (December 31, 2002: $0.01 million) as detailed in notes 13 and 11 above, respectively.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS  (CONTINUED)

In terms of the Operator Agreement between Morila SA and AngloGold Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Service Mali SA quarterly in arrears.

The management fees for the year ended December 31, 2003 amounted to $2.7 million (December 31, 2002: $3.3 million).

23.	Reconciliation to US GAAP

The Company's financial statements included in this registration statement have been prepared in accordance with International Financial Reporting Standards ("IFRS") which differs in certain respects from Generally Accepted Accounting Principles in the United States ("US GAAP"). The effect of applying US GAAP principles to net profit and shareholders' equity is set out below along with an explanation of applicable differences between IFRS and US GAAP.

a)	Reconciliation of net profit for the years ended December 31, 2003 and 2002

Reconciliation of Net Profit	Year ended December 31, 2003 $'000	Year ended December 31, 2002 $'000	Year ended, December 31, 2001 $'000
Dollars, except where otherwise noted
Net profit under IFRS	161,325	226,496	80,167
US GAAP adjustments
Provision for environmental rehabilitation	—	(191)	(250)
Change in accounting principle, net of tax	535	—	1,288
Net profit under US GAAP	161,860	226,305	81,205
Other comprehensive income
Change in accounting policy which meet the criteria for cash flow hedges	—	—	(4,780)
Change in fair value of cash flow hedges	2,225	(16,371)	418
Comprehensive income under US GAAP	164,085	209,934	76,843

Reconciliation of Shareholders' Equity	Year ended December 31, 2003 $'000	Year ended December 31, 2002 $'000
Total shareholders' equity under IFRS	138,593	149,043
US GAAP adjustments
Provision for environmental rehabilitation	—	(535)
Total shareholders' equity under US GAAP	138,593	148,508

The following is a summary of the differences between IFRS and US GAAP as applicable to the Company.

a)	Quantitative and qualitative US GAAP disclosures

Provision for environmental rehabilitation.

Under IFRS, full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to balance sheet date. Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are shown separately in the statement of operations. Previously under US GAAP, expenditure estimated to be incurred on long-term environmental obligations was provided over the remaining

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS  (CONTINUED)

lives of the mines through charges in the statement of operations. On January 1, 2003 the Company adopted FAS 143 "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" which has prospectively eliminated the previous GAAP difference.

Change in Accounting Policy

Under IFRS, a change in accounting policy is presented as a restatement to the prior's fiscal periods shareholders' equity. Accordingly in the fiscal 2001 the Company restated it's fiscal 2000 shareholders' equity for the impact of adopting IAS 39 "Financial Instruments: Recognition and Measurement". Under US GAAP a change in accounting policy is recorded as a cumulative effect of change in accounting principle adjustment on the first day of the fiscal year in which the Company adopts the new accounting standard. The Company adopted FAS 133 "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001, and accordingly adjusted net income by $1.2 million for those financial instruments which did not meet the criteria for hedge accounting and other comprehensive income by $4.8 million for those financial instruments which did meet the cash flow hedge accounting criteria.

RECENT ACCOUNTING PRONOUNCEMENTS

US GAAP

FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.

On April 30, 2003, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 149 (FAS 149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities.

FAS 149:

Amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities.

Amends FAS 133 to reflect decisions made (1) as part of the Derivatives Implementation Group (DIG) process that effectively required amendments to FAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative.

Is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30. The guidance is to be applied prospectively.

Generally, FAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows.

Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not "Held for Trading Purposes" as Defined in Issue No. 02-3.

On February 9, 2004, the EITF issued Emerging Issues Task Force No. 03-11. The Task Force reached a consensus that determining whether realized gains and losses on physically settled derivative contracts not "held for trading purposes" should be reported in the income statement on a gross or net basis is a matter of judgment that depends on the relevant facts and circumstances. Consideration of the facts and circumstances should be made in the context of the various activities of the entity rather than based solely on the terms of the individual contracts. In evaluating the facts and circumstances for purposes of determining whether an arrangement should be reported on a

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS  (CONTINUED)

gross or net basis, the Task Force acknowledged that the economic substance of the transaction as well as the guidance set forth in Opinion 29 relative to nonmonetary exchanges and the gross versus net reporting indicators provided in Issue 99-19 may be considered in making this determination.

SEC – Staff Accounting Bulletin – Revenue Recognition

On December 18, 2003, the Securities Exchange Commission issued Staff Accounting Bulletin No. 104. This staff accounting bulletin revises portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in U.S. generally accepted accounting principles. This staff accounting bulletin also rescinds the Revenue Recognition in Financial Statements Frequently Asked Questions and Answers document issued in conjunction with Topic 13. Selected portions of that document have been incorporated into Topic 13.

The accounting literature on revenue recognition includes both broad conceptual discussions as well as certain industry-specific guidance. If a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied. However, in the absence of authoritative literature addressing a specific arrangement or a specific industry, the staff will consider the existing authoritative accounting standards as well as the broad revenue recognition criteria specified in the FASB's conceptual framework that contain basic guidelines for revenue recognition.

Based on these guidelines, revenue should not be recognized until it is realized or realizable and earned. Concepts Statement 5, paragraph 83(b) states that "an entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues". Paragraph 84(a) continues "the two conditions (being realized or realizable and being earned) are usually met by the time product or merchandise is delivered or services are rendered to customers, and revenues from manufacturing and selling activities and gains and losses from sales of other assets are commonly recognized at time of sale (usually meaning delivery)". In addition, paragraph 84(d) states that "If services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes."

The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller's price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.

Issue 04-2, Whether Mineral Rights are Tangible Assets and Related Issues.

In March 2004, the Task Force reached a consensus that mineral rights should be accounted for as tangible assets. Additionally, the Task Force decided that mining entities should disclose mineral rights in a separate caption, either on the face of the balance sheet or in the footnotes.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS  (CONTINUED)

Issue 04-3, Mineral Assets : Impairment and Business Combinations.

SEC Securities Act Industry Guide No.7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, defines proven and probable reserves, and prohibits disclosure of estimates of any reserves that are not proven or probable. "Possible" reserves are estimated reserves that are less well established than proven and probable reserves. FASB Statement No. 89, Financial Reporting and Changing Prices, provides less specific definitions of proven and probable reserves. This Issue addresses whether the value associated with "possible" mineral reserves and anticipated fluctuations in the future market price of minerals should be included in the valuation of mineral assets when those assets are tested for impairment and recognized in a purchase business combination.

In March 2004, the Task Force reached a consensus that the value attributable to the value beyond proven and probable reserves (VBPP) and the effects of anticipated fluctuations in future market prices of minerals should be considered in a manner that is consistent with the expectations of marketplace participants when an entity allocates the purchase price to assets acquired in a business combination. Additionally, the Task Force reached a consensus that the value attributable to VBPP and the effects of anticipated fluctations in future market prices of minerals should be considered in the cash flow analysis used to test mining assets for impairment under FAS 144.

The Company is busy considering what the impact of these standards will be.

IFRS

The IASB has reissued many International Financial Reporting Standards and announced several new standards (e.g. IFRS 2, 3 & 5). The company is busy considering what the impact of this will be.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RANDGOLD RESOURCES LIMITED

By:	/s/ D.Mark Bristow
Name: D. Mark Bristow Title: Chief Executive Officer Date: June 30, 2004

Exhibit Index

Exhibit No.	Description
4.23	Share and Debt Sale Deed, dated June 1, 2004, between Randgold Resources Limited and Resolute Mining Limited.
8.1	List of Subsidiaries.
12.1	Certification by Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Financial Director pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002.
14.1	Consent of PricewaterhouseCoopers LLP.
14.2	Consent of PricewaterhouseCoopers Inc.