Form 20-F/A
period 2003-12-31
RANDGOLD RESOURCES LTD
filed 2005-04-14
CIK 1175580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20–F/A
(AMENDMENT NO. 1)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-49888

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

Ordinary Shares, U.S. Dollar ten cent par value share
(Title of Class)

American Depository Shares
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

EXPLANATORY NOTE

This Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2003 (the "2003 Form 20-F") is being filed solely to amend Item 10.B. to replace the subsection entitled "General Meeting of Shareholders."

Except as provided below, we have no further changes to the 2003 Form 20-F. All information in this Amendment No. 1 to Form 20-F is as of December 31, 2003, and does not reflect, unless otherwise noted, any subsequent information or events other than the change mentioned above.

The text under "Item 10.B. - Memorandum and Articles of Association – Articles Of Association – General Meeting of Shareholders" contained in the 2003 Form 20-F is hereby deleted and replaced with the following:

           General Meeting of Shareholders

We may at any time convene general meetings of shareholders. We hold an annual general meeting for each fiscal year within nine months of the end of each fiscal year. No more than eighteen months may elapse between the date of one annual general meeting and the next.

Annual general meetings and meetings calling for the passing of a special resolution require twenty-one days' notice of the place, day and time of the meeting in writing to our shareholders. Any other general meeting requires no less than fourteen days' notice in writing. Our business may be transacted at a general meeting only when a quorum of shareholders is present. Two persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member, constitute a quorum. Nasdaq's marketplace rules, which apply to all companies listed on the Nasdaq Stock Market, state in Rule 4350(f) that the minimum quorum for any meeting of holders of a company's common stock is 33 1/3% of the outstanding shares. As a result, we requested, and Nasdaq granted to us, an exemption from compliance with the Rule 4350(f) requirement.

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

RANDGOLD RESOURCES LIMITED
By:	/s/ D. Mark Bristow
Name:	D. Mark Bristow
Title:	Chief Executive Officer
Date:	April 14, 2005

Exhibit Index

Exhibit No.	Description
12.1	Certification by Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Financial Director pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.