Form 20-F
period 2004-12-31
RANDGOLD RESOURCES LTD
filed 2005-06-29
CIK 1175580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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

As of December 31, 2004, the Registrant had outstanding 59,226,694 ordinary shares, par value $0.05 per share.

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

Table of Contents

Glossary Of Mining Technical Terms

i

GLOSSARY OF MINING TECHNICAL TERMS

The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the terms as used in this Annual Report.

Birrimian:	Geological time era, about 2.1 billion years ago.
Carbonate:	A mineral typically found in quartz veins and as a product of hydrothermal alteration of sedimentary rock.
Carbon-In-Leach (CIL):	A process similar to CIP (described below) except that the ore slurries are not leached with cyanide prior to carbon loading. Instead, the leaching and carbon loading occur simultaneously.
Chalcopyrite:	A mineral compound of copper, iron and sulphide.
Clastic:	Rocks built up of fragments of pre-existing rocks which have been produced by the processes of weathering and erosion.
Craton:	A part of the earth's crust that has attained stability and has been little deformed for a long time.
Cut-off grade:	The grade at which the total profit from mining the orebodies, under a specified set of mining parameters, is maximized.
Development:	Activities required to prepare for mining activities and maintain a planned production level and those costs to enable the conversion of mineralized material to reserves.
Dilution:	Mixing of ore grade material with non-ore grade/waste material in the mining process.
Disseminated:	A term used to describe fine particles of the ore mineral dispersed through the enclosing rock.
Dyke:	A sheet-like body of igneous rock which is discordant to bedding or foliation.
EEP:	Exclusive exploration permit.
EP:	Exploration permit.
Exploration:	Activities associated with ascertaining the existence, location, extent or quality of mineralized material, including economic and technical evaluations of mineralized material.
Fault:	A fracture or a zone of fractures within a body of rock.
Feldspar:	An alumino-silicate mineral.
Fold:	A flexure of planar structures within the rocks.
Foliation:	A term used to describe planar arrangements of minerals or mineral bands within rocks.
Footwall:	The underlying side of a fault, orebody or stope.

Fragmentation:	The breakage of rock during blasting in which explosive energy fractures the solid mass into pieces; the distribution of rock particle sizes after blasting.
g/t:	Gram of gold per metric tonne.
Gold reserves:	The gold contained within proven and probable reserves on the basis of recoverable material (reported as mill delivered tonnes and head grade).
Grade:	The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per tonne of ore.
Greenstone:	A field term used to describe any slightly metamorphosed rock.
Greywacke:	Type of sedimentary rock.
Head grade:	The grade of the ore as delivered to the metallurgical plant.
Hydrothermal:	Pertaining to the action of hot aqueous solutions on rocks.
Igneous:	A rock or mineral that solidified from molten or partially molten material.
In situ:	In place or within unbroken rock or still in the ground.
Intrusive:	A rock produced by the emplacement and subsequent solidification of hot magma in pre-existing rock.
Kriging:	An interpolation method that minimizes the estimation error in the determination of reserves.
Landsat:	Spectral images of the Earth's surface.
Leaching:	Dissolution of gold from the crushed and milled material, including reclaimed slime, for absorption and concentration on to the activated carbon.
Lower proterozoic:	Era of geological time between 2.5 billion and 1.8 billion years before the present.
Measures:	Conversion factors from metric units to U.S. units are provided below:

Metric Unit		U.S. Equivalent
1 tonne	= 1 t	= 1.10231 tons
1 gram	= 1 g	= 0.03215 ounces
1 gram per tonne	= 1 g/t	= 0.02917 ounces per ton
1 kilogram per tonne	= 1 kg/t	= 29.16642 ounces per ton
1 kilometer	= 1km	= 0.621371 miles
1 meter	= 1m	= 3.28084 feet
1 centimeter	= 1cm	= 3.937 inches
1 millimeter	= 1mm	= 0.03937 inches
1 square kilometer	= 1 sq km	= 0.3861 miles

Metamorphism:	Alteration of rocks and minerals by a combination of heat, pressure and chemical processes over a long time period.
Metallurgical plant:	A processing plant used to treat ore and extract the contained gold.
Metallurgy:	In the context of this document, the science of extracting metals from ores and preparing them for sale.
Mill delivered tonnes:	A quantity, expressed in tonnes, of ore delivered to the metallurgical plant.
Milling/mill:	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.
Mineable:	That portion of a mineralized deposit for which extraction is technically and economically feasible.
Mineralization:	The presence of a target mineral in a mass of host rock.
Mineralized material:	A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration.
A deposit of mineralized material does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.
Moz:	Million troy ounces.
Mt:	Million metric tonnes.
Open pit:	Mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.
Orebody:	A continuous, well-defined mass of material containing sufficient minerals of economic value to make extraction economically feasible.
Orogenic:	Of or related to mountain building, such as when a belt of the Earth's crust is compressed by lateral forces to form a chain of mountains.
Ounce:	One troy ounce, which equals 31.1035 grams.
Oxide:	Soft, weathered rock.
Payshoot:	A defined zone of economically viable mineralization.

Probable reserves:	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.
Prospect:	An area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.
Prospecting license or permits:	An area for which permission to explore has been granted.
PL:	Prospecting License.
PLR:	Prospecting License (reconnaissance).
Proven reserves:	Reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
Pyrite:	A brassy-colored mineral of iron sulphide (compound of iron and sulfur).
Pyrrhotite:	A mineral compound of iron and sulphide.
Quartz:	A mineral compound of silicon and oxygen.
Quartzite:	Metamorphic rock with interlocking quartz grains displaying a mosaic texture.
Refining:	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.
Regolith:	Weathered products of fresh rock, such as soil, alluvium, colluvium, sands, and hardened oxidized materials.
Rehabilitation:	The process of restoring mined land to a condition approximating its original state.
Reserve:	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Reverse circulation (RC) drilling:	A drilling method.
Rotary Air Blast (RAB) drilling:	A drilling method.
Sampling:	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content).

v

Sedimentary:	Sourced from erosion of other rocks.
Shear zone:	An elongated area of structural deformation.
Silica:	A naturally occurring dioxide of silicon.
Stockpile:	A store of unprocessed ore.
Stope:	The underground excavation within the orebody where the main gold production takes place.
Stripping:	The process of removing overburden to expose ore.
Stripping ratio:	Ratio of waste material to ore material needed to be moved in an open pit mine.
Sulphide:	A mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite or iron sulphide. Also a zone in which sulfide minerals occur.
Tailings:	Finely ground rock from which valuable minerals have been extracted by milling.
Tectonic:	Deformation related to orogenic events.
Tonalite:	A type of igneous rock.
Tonnage:	Quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.
Tonne:	One tonne is equal to 1,000 kilograms (also known as a "metric" ton).
Total cash costs:	Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping and royalties.
Trenching:	Making elongated open-air excavations for the purposes of mapping and sampling.
Trend:	The arrangement of a group of ore deposits or a geological feature or zone of similar grade occurring in a linear pattern.
Waste:	Rock mined with an insufficient gold content to justify processing.
Weathered:	Rock broken down by erosion.

Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the United States federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under Item 3. Key Information—D. Risk Factors in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

We are incorporated under the laws of Jersey, Channel Islands with the majority of our operations located in West Africa. Our books of account are maintained in U.S. dollars and our annual and interim financial statements are prepared on a historical cost basis in accordance with International Financial Reporting Standards, or IFRS. IFRS differs in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. This Annual Report includes a discussion of the relevant differences between IFRS and U.S. GAAP, and Note 24 to our consolidated financial statements included in this Annual Report sets forth a reconciliation from IFRS to U.S. GAAP of net income and shareholders' equity. We have also included in this Annual Report the audited financial information for the years ended December 31, 2004 and 2003 and 2002 of Société des Mines de Morila SA, or Morila SA. The financial information included in this Annual Report has been prepared in accordance with IFRS, and except where otherwise indicated, is presented in U.S. dollars. For a definition of cash costs, please see Item 3. Key Information—A. Selected Financial Data.

Unless the context otherwise requires, "us", "we", "our", or words of similar import, refer to Randgold Resources Limited and its subsidiaries and affiliated companies.

PART 1

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A.    SELECTED FINANCIAL DATA

The following selected historical consolidated financial data have been derived from, and should be read in conjunction with the more detailed information and financial statements, including our audited consolidated financial statements for the years ended December 31, 2004, 2003, and 2002 and as at December 31, 2004 and 2003 which appear elsewhere in this Annual Report. The historical consolidated financial data as at December 31, 2001 and 2000 have been derived from our audited consolidated financial statements not included in this Annual Report.

The financial data have been prepared in accordance with IFRS, unless otherwise noted. In Note 24 to our audited consolidated financial statements, we present the principal differences between IFRS and U.S. GAAP and a reconciliation of our net income and shareholders' equity to U.S. GAAP.

	Year Ended December 31, 2004	Year Ended December 31, 2003		Year Ended December 31, 2002		Year Ended December 31, 2001		Year Ended December 31, 2000
STATEMENT OF OPERATIONS DATA:	(In thousands, except per share and per ounce data)
Amounts in accordance with IFRS
Revenues	$83,743	$116,505		$134,651		$87,507		$201,385
Operating income	35,850	77,936		100,021		31,999		1,885
Net income	20,114	47,526		65,728		17,759		24,361
Basic earnings/(loss) per share ($)	0.34	0.83*	*	1.31*	*	0.29*	*	0.37*	*
Fully diluted earnings per share ($)	0.34	0.83*	*	1.30*	*	0.29*	*	0.37*	*
Weighted average number of shares used in computation of basic earnings per share (3)	58,870,632	57,441,360*	*	50,295,640*	*	61,035,295*	*	66,124,418*	*
Weighted average number of shares used in computation of fully diluted earnings per share (3)	59,996,257	57,603,364*	*	50,817,466*	*	61,523,810*	*	66,588,904*	*
Amounts in accordance with U.S. GAAP (2)
Revenues	—	—		—		16,723		48,613
Loss from operations before joint venture	(8,274)	(24,621)		(31,081)		(16,703)		(15,179)
Equity income of Morila joint venture	25,162	67,230		90,522		32,482		7,908
Net income	16,888	42,960		59,661		16,435		24,323
Basic earnings per share ($)	0.29	0.75*	*	1.19*	*	0.27*	*	0.37*	*
Fully diluted earnings per share ($)	0.29	0.74*	*	1.17*	*	0.27*	*	0.37*	*
Weighted average number of shares used in computation of basic earnings per share (3)	58,870,632	57,441,360*	*	50,295,640*	*	61,035,295*	*	66,124,418*	*
Weighted average number of shares used in computation of fully diluted earnings per share (3)	59,996,257	57,603,364*	*	50,817,466*	*	61,523,810*	*	66,588,904*	*
Amounts in accordance with IFRS
Total cash costs ($ per ounce) (1)	184	100		74		153		260

*	Reflects adjustments resulting from the sub-division of shares

	At December 31, 2004	At December 31, 2003	At December 31, 2002	At December 31, 2001	At December 31, 2000
BALANCE SHEET AMOUNTS IN ACCORDANCE WITH IFRS
Total assets	$268,461	$224,534	$173,858	$119,554	$178,471
Long-term loans	40,718	6,832	19,307	57,147	44,071
Share capital	2,961	2,926	2,766	2,246	3,307
Additional paid-in capital	102,342	200,244	190,618	161,830	240,742
Accumulated profit/(loss)	101,534	(18,580)	(66,106)	(131,834)	(149,593)
Other reserves	(15,668)	(7,403)	(8,293)	(1,745)	2,388
Shareholders' equity	191,169	177,187	118,985	30,497	96,844

AMOUNTS IN ACCORDANCE WITH U.S. GAAP (2)
Total assets	245,026	193,458	136,789	78,107	132,587
Long-term debt	40,718	6,832	19,307	57,147	44,071
Shareholders' equity	187,253	177,187	118,771	30,359	93,903

The following table lists the components of cash costs for each of the periods set forth below:

Costs	Year Ended December 31, 2004%		Year Ended December 31, 2003%		Year Ended December 31, 2002%		Year Ended December 31, 2001%		Year Ended December 31, 2000%
Mine production costs	37,468	99	26,195	85	22,706	72	37,349	72	43,823	71
General and administration expenses	6,986	19	6,108	20	4,128	13	11,262	22	9,332	15
Transport and refinery costs	233	1	408	1	588	2	547	1	237	0
Royalties	5,304	14	7,648	25	9,185	29	5,801	11	3,718	6
Movement in production inventory and ore stockpiles	(8,512)	(23)	(6,229)	(20)	(145)	—	(813)	(2)	5,153	9
Transfer to deferred stripping costs	(3,999)	(10)	(3,484)	(11)	(5,043)	(16)	(1,991)	(4)	(367)	(1)
Total cash costs	37,480	100	30,646	100	31,419	100	52,155	100	61,896	100

1.    We have calculated total cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces produced for all periods presented. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, costs associated with transfers to and from deferred stripping and costs associated with royalties. We have calculated total cash costs on a consistent basis for all periods presented. Cash cost per ounce is not an IFRS or U.S. GAAP measure. Total cash costs per ounce should not be considered by investors as an alternative to operating profit, net profit attributable to shareholders, operating cash flows or any other measure of financial performance. While the Gold Institute has provided a definition for the calculation of total cash costs per ounce, the calculation of total cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in costs as the company's operations mature, a measure of a company's gross margin per ounce, by comparison of total cash costs per ounce to the spot price of gold, and an internal benchmark of performance to allow for comparison against other companies.

2.    Under IFRS, we account for our interest in Morila Limited using the proportionate consolidation method, whereby our proportionate share of Morila Limited's assets, liabilities, income, expenses and cash flows are incorporated in our consolidated financial statements under the appropriate headings. Under U.S. GAAP, we equity account for our interest in Morila Limited. This requires that we recognize our share of Morila Limited's net income as a separate line item in the statement of operations, equity income of Morila joint venture. In the balance sheet, we reflect as an investment our share of Morila Limited's net assets. While this results in significantly different financial statement presentation between IFRS and U.S. GAAP, it has no impact on our net income or our net asset value except for any difference between IFRS and U.S. GAAP which relates to Morila.

3.    Effective June 11, 2004, we undertook a split of our ordinary shares, which increased our issued share capital from 29,273,685 to 58,547,370 ordinary shares. In connection with this share split our ordinary shareholders of record on June 11, 2004 received two (2) $0.05 ordinary shares for every one (1) $0.10 ordinary share they held. See Item 4. Information on the Company – A. History and Development of the Company.

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

Risks Relating to Our Business

Because we depend upon Société des Mines de Morila SA, and our interest in Morila Limited, for substantially all of our revenues and cash flow, our business will be harmed if Morila's revenues or its ability to pay dividends are adversely impacted.

We hold our ownership interest in Morila through our 50% ownership interest in Morila Limited, which in turn owns 80% of Société des Mines de Morila SA, the direct owner of Morila, or the Morila mine. During 2004, substantially all of our revenues and cash flows were derived solely from sales of gold mined at Morila, and we expect that this mine will continue to provide substantially all of our operating revenue and cash flows for at least the next twelve months. As a result, our results of operations, cash flows and financial condition could be materially and adversely affected by any of the following factors:

•	fluctuations in the price of gold realized by Morila;

•	the failure of Morila to produce expected amounts of gold; and

•	any disputes which may arise between us and AngloGold Ashanti Limited, or AngloGold Ashanti, with respect to the management of Morila Limited.

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

The volatility of gold prices is illustrated in the following table, which shows the quarterly high, low and average of the afternoon London Bullion Market fixing price of gold in U.S. dollars for the past two years and the first quarter of 2005.

		Price per ounce ($)
Year		High	Low	Average
2005	First Quarter	443.00	411.10	427.35
2004
	Fourth Quarter	454.20	411.25	433.77
	Third Quarter	415.65	391.40	401.30
	Second Quarter	427.25	375.15	393.27
	First Quarter	425.50	390.50	408.44
2003
	Fourth Quarter	416.25	370.25	391.92
	Third Quarter	390.70	342.50	363.24
	Second Quarter	371.40	319.90	346.74
	First Quarter	382.10	329.45	352.09

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

If gold prices should fall below and remain below our cost of production for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover any losses we may incur during that period and on our ability to maintain adequate reserves. Our total cash cost of production per ounce of gold sold was $184 in the year ended December 31, 2004, $100 in the year ended December 31, 2003, and $74 in the year ended December 31, 2002. We expect that Morila's total cash costs will rise as the life of the mine advances, which will adversely affect our profitability in the absence of any mitigating factors.

We may incur losses or lose opportunities for gains as a result of our use of our derivative instruments to protect us against low gold prices.

We use derivative instruments to protect the selling price of some of our anticipated gold production at Loulo. The intended effect of our derivative transactions is to lock in a minimum sale price for future gold production at the time of the transactions, reducing the impact on us of a future fall in gold prices. No such protection is in place for our production at Morila.

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

Morila is responsible for paying to diesel suppliers the customs duties which are then paid to the Government of Mali. Morila can claim reimbursement of these duties from the Government of Mali on presentation of a certificate from Société Généralé de Surveillance. During the third quarter 2003, the Government of Mali began to reduce payments to all the mines in Mali due to irregularities involving certain small exploration companies. The Government of Mali has commenced repayment and during the first quarter 2005 the amount owing Morila was reduced from $17.6 million as of December 31, 2004 to $11.5 million as of March 31, 2005.

If Morila is unable to recover these amounts, its ability to pay dividends to its shareholders would be affected. Our business, cash flows and financial condition will be materially and adversely affected if anticipated dividends are not paid.

Under our joint venture agreement with AngloGold Ashanti, we jointly manage Morila Limited, and any disputes with AngloGold Ashanti over the management of Morila Limited could adversely affect our business.

We jointly manage Morila Limited with AngloGold Ashanti under a joint venture agreement. Under the joint venture agreement, AngloGold Ashanti is responsible for the day-to-day operations of Morila, subject to the overall management control of the Morila Limited board. Substantially all major management decisions, including approval of a budget for Morila, must be approved by the Morila Limited board. We and AngloGold Ashanti retain equal control over the board, with neither party holding a deciding vote. If a dispute arises between us and AngloGold Ashanti with respect to the management of Morila Limited and we are unable to amicably resolve the dispute, we may have to participate in an arbitration or other proceeding to resolve the dispute, which could materially and adversely affect our business.

Our mining project at Loulo, or Loulo Project, is subject to all of the risks of a start-up mining operation.

In connection with the development of the Loulo Project, we must build the necessary infrastructure facilities, the costs of which are substantial. As a new mining operation, Loulo may experience unexpected problems and delays during development, construction and mine-start-up. In addition, delays in the commencement of mineral production could occur, which could affect our results of operations and profitability.

Our mining operations may yield less gold under actual production conditions than indicated by our gold reserve figures, which are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, production costs and the price of gold.

The ore reserve estimates contained in this Annual Report are estimates of the mill delivered quantity and grade of gold in our deposits and stockpiles. They represent the amount of gold that we believe can be mined, processed and sold at prices sufficient to recover our estimated total costs of production, remaining investment and anticipated additional capital expenditures. Our ore reserves are estimated based upon many factors, including:

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

We may be required to seek funding from third parties to finance these activities. Our ability to obtain outside financing will depend upon the price of gold and the industry's perception of its future price, and other factors outside of our control. We may not be able to obtain funding on acceptable terms when required, or at all. Cash constraints and strategic considerations may also lead us to dispose of all or part of our interests in some of our projects or mineral rights or to seek out third parties to jointly develop one or more projects.

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

The countries of Mali, Senegal, Burkina Faso and Côte d'Ivoire were French colonies and Tanzania and Ghana were British colonies until their independence in the early 1960's. Each country has, since its independence, experienced its own form of political upheavals with varying forms of changes of government taking place, including violent coup d'etats. However, Côte d'Ivoire, the leading economic power in the region, and once considered one of the most stable countries in Sub-Saharan Africa, has experienced several years of political chaos, including an attempted coup d'etat. In November 2002, a mutiny by disaffected soldiers developed into a national conflict between rebels who took control of the north of the country and Government supporters in the south. An agreement was reached in March 2005 whereby all sides agreed to disarm and new presidential elections for the country as a whole are planned for October 2005.

The conflict in Côte d'Ivoire resulted in us suspending work in the country pending a peaceful solution. As a result, the progress of the Tongon feasibility study has been delayed. We anticipate starting the next phase of the project after the elections in October 2005.

Goods are supplied to Mali through Ghana, Burkina Faso and Senegal. Other supply routes to Mali are, however, functioning. Our operations at Morila have been affected only to the extent of making the supply of diesel more expensive since it now has to be delivered via Togo, which adds additional transportation costs to allow for greater delivery distances.

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

Our financial statements have been prepared in accordance with IFRS since our inception as an international company, under which we employ joint venture accounting and proportionately consolidate our interest in Morila Limited's assets, liabilities, income, expenses and cash flows. If we are not permitted to utilize joint venture accounting under IFRS in the future, we would be required to utilize the equity method to account for our interest in Morila Limited, which could cause confusion in the investor community and adversely affect a prospective investor's willingness to invest in our securities. The most likely circumstance under which we would be prohibited from using proportionate consolidation would be if existing accounting policies under IFRS were changed to prohibit proportionate consolidation for joint ventures of this type. Under the equity method of accounting, which is mandatory under U.S. GAAP, we would recognize our share of the company's net income as a separate line item in our income statement and would reflect as an investment our share of Morila Limited's net assets on our balance sheet.

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

In order to enforce any judgment rendered by any Federal or state court in the United States in Jersey, proceedings must be initiated by way of common law action before a court of competent jurisdiction in Jersey. The entry of an enforcement order by a court in Jersey is conditional upon the following:

•	the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by Jersey law with reference to the jurisdiction of the foreign courts;

•	the judgment is final and conclusive—it cannot be altered by the courts which pronounced it;

•	there is payable pursuant to a judgment a sum of money, not being a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty;

•	the judgment has not been prescribed;

•	the courts of the foreign country have jurisdiction in the circumstances of the case;

•	the judgment was not obtained by fraud; and

•	the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the rules of natural justice which require that documents in the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

Furthermore, it is doubtful whether you could bring an original action based on United States Federal securities laws in a Jersey court.

Risks Relating to Our Industry

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

Our operations are subject to extensive governmental and environmental regulations, which could cause us to incur costs that adversely affect our results of operations.

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

All Malian national employees are members of the Union Nationale des Travailleurs du Mali, or UNTM. Due to the number of employees that belong to UNTM, we are at risk of having Morila and Somilo's mining and exploration operations stopped for indefinite periods due to strikes and other labor disputes. Should any labor disruptions occur, our results of operations and financial condition could be materially and adversely affected.

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

We discovered the Morila deposit during December 1996 and we subsequently financed, built and commissioned the Morila mine.

During July 2000, we concluded the sale of 50% of our interest in Morila Limited and a shareholder loan made by us to Morila Limited to AngloGold Ashanti for $132 million in cash.

In April 2001, we acquired an additional 29% of Société des Mines de Loulo, or Somilo, under a sale of shares and loan claims agreement with Normandy LaSource SAS for a purchase price of $2 million, which brought our share of Somilo to 80%. Also under this agreement, we acquired loan claims regarding cash advanced to Somilo by Normandy LaSource to fund exploration activities.

We now conduct our operations through:

•	a 50% interest in Morila Limited; and

•	a controlling interest in Somilo, which conducts exploration and mine development activities over the Loulo permit, which contains the Yalea and Loulo 0 deposits. We discovered the Yalea deposit in 1997.

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

On April 16, 2003 we entered into a heads of agreement with Resolute Mining Limited, or Resolute. Under this agreement we gave Resolute a 12 month option to acquire our entire interest in our wholly-owed subsidiary, Randgold Resources (Somisy) Limited, or RRL Somisy, for $6 million, plus a quarterly royalty payment based on the gold price. RRL Somisy owns 80% of Somisy which owns the Syama mine. In addition, Resolute would accept $7.0 million of Syama's liabilities. During the option period, Resolute paid us option fees of $75,000 per month.

On June 13, 2003, Randgold & Exploration sold 1 million of our ordinary shares reducing its percentage ownership in us to approximately 43% as of that date. Randgold & Exploration's current ownership is described under "Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders."

Recent Developments

In February 2004 we announced that we would develop a new mine at Loulo in western Mali. Construction continued through 2004 and into 2005 and it remains anticipated that the new mine would commence production from open-pit operations during the third quarter of 2005. In addition, the development study on the underground potential to extend the life of the proposed Loulo operation was extended to July 2005 to accommodate the positive drilling results which were obtained from the underground drilling. Our board agreed to increase the drilling budget by $7 million to progress the development study.

In April 2004, Resolute exercised their option to acquire the Syama mine. Resolute has subsequently paid us $6 million in cash and has assumed liabilities of $7 million, of which $4 million owing to ourselves has been settled. The agreement entered into in June 2004 between the parties makes provision for the payment of a royalty by Resolute. At a gold price of more than $350 per ounce, we would receive a royalty on Syama's production of $10 per ounce on the first million of ounces attributable to Resolute and $5 per ounce on the next three million of attributable ounces entered. This royalty payment is capped at $25 million. The Syama mine is still under care and maintenance while Resolute carry out a feasibility study. Accordingly, we did not receive any royalties during the year ended December 31, 2004.

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

Effective on June 11, 2004, we undertook a split of our ordinary shares, which increased our issued share capital from 29,263,385 to 58,526,770 ordinary shares. In connection with this share split our ordinary shareholders of record on June 11, 2004 received two (2) additional $0.05 ordinary shares for every one (1) $0.10 ordinary share they held. Following the share split, each shareholder held the same percentage interest in us, however, the trading price of each share will be adjusted to reflect the share split. ADR holders will be affected the same way as shareholders and the ADR ratio remains 1 ADR to 1 ordinary share.

Principal Capital Expenditures

Capital expenditures incurred for the year ended December 31, 2004 totaled $69.4 million compared to $6.7 million for the year ended December 31, 2003. As of December 31, 2004, our capital commitments amounted to $25 million, principally for the Loulo Project. This relates to capital expenditures which had been committed and contracted of $17 million and committed but not yet contracted of $8 million. The capital expenditures will be financed out of internal funds and a $60 million project finance loan from a consortium of banks.

B.    BUSINESS OVERVIEW

Overview

We engage in gold mining, exploration and related activities. Our activities are focused on West and East Africa, some of the most promising areas for gold discovery in the world. In Mali, we own one half of Morila Limited, which in turn owns 80% of Morila SA, the owner of the Morila mine. We also have a mine in the construction phase in Mali, the Loulo mine, and a feasibility stage project in the neighboring country of Côte d'Ivoire, as well as exploration permits covering additional areas in Mali, Côte d'Ivoire, Burkina Faso, Ghana and Senegal and exploration licenses in Tanzania. As of December 31, 2004, we had declared proven and probable reserves of approximately 2.51 million ounces attributable to our percentage ownership interest in our assets.

Our strategy is to achieve superior returns on equity through the discovery, management and exploitation of resource opportunities, focusing on gold. We seek to discover bulk tonnage shallow gold deposits, either from our own phased exploration programs or the acquisition of early stage to mature exploration programs. We actively manage both our portfolio of exploration and development properties and our risk exposure to any particular geographical area.

The focus of Morila SA's exploration activities is on extending the existing orebody and discovering new deposits which can be processed using the Morila plant. Several areas around the current pit with the potential to yield continuous flat lying mineralization have been targeted for further drilling.

Outside of Morila SA, we hold exploration permits covering 3,000 square kilometers in the Morila region, where we are engaged in early stage exploration work.

In February 2004 we announced that we would develop a new mine at Loulo in western Mali. Construction is in progress and it is anticipated that the new mine would commence open-pit operations in the third quarter of 2005. In addition, a development study has commenced on the underground potential to extend the life of the proposed new Loulo operation. It is anticipated that the underground development study will be completed by July 2005.

The focus of exploration at Loulo is to continue to explore and discover additional mineralized material from the 372 square kilometer permit.

We also own an advanced-stage development project at Tongon, located in Côte d'Ivoire. We have not yet committed to constructing a mine at Tongon. However, our work to date, together with the current gold price environment, indicates that a profitable mine could, subject to the political climate in Côte d'Ivoire, potentially be developed.

Ownership of Mines and Subsidiaries

The Morila mine is owned by a Malian company, Morila SA,. The mine is controlled by a 50/50 joint venture management committee with day-to-day operations being the responsibility of a Malian subsidiary of AngloGold Ashanti.

Under a joint venture agreement between us, we are each entitled to appoint four directors to the board of directors of Morila Limited. AngloGold Ashanti is entitled to appoint one of its four directors as chairman, which position does not possess an additional vote. A quorum of the board for any meeting may only be achieved if at least two directors appointed by each of us are present. We have further agreed that all major decisions involving Morila Limited must be decided upon at the board level on a consensus basis, though under an operating agreement we have agreed to delegate responsibility for and authority regarding the day-to-day operation of Morila to a subsidiary of AngloGold Ashanti. Under the joint venture agreement, if either party wishes to sell its interest in Morila Limited, the other has a right of first refusal regarding that interest.

At March 31, 2005, Morila had been in production for 54 months and in that time had produced approximately 3.3 million ounces at a total cash cost of less than $110 per ounce.

The Loulo Project is owned by a Malian company, Somilo SA, which in turn is owned 80% by Randgold Resources (Somilo) Limited, our wholly-owned subsidiary, and 20% by the State of Mali. Randgold Resources is the operator of the Loulo mine and is managing the construction project.

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

Our strategy was initiated before the current entry of our competitors into West and Central Africa and we believe that this enabled us to secure promising exploration permits in the West African countries of Côte d'Ivoire, Mali, Burkina Faso, and Senegal at relatively low entry costs.

Reserves

Only those reserves which qualify as proven and probable reserves for purposes of the SEC's industry guide number 7 are presented in this Annual Report. The reserves are calculated at an average gold price of $375 per ounce over the life of the mine or project.

Morila reserves have been estimated by our joint venture partner, AngloGold Ashanti. The Loulo Project reserves were estimated by us in conjunction with Steffen, Robertson and Kirsten, our independent mining engineers.

Total reserves as of December 31, 2004, amounted to 40.97 million tonnes at an average grade of 3.36 g/t, giving 4.42 million ounces of gold of which 2.51 million ounces are attributable to us. In calculating proven and probable reserves, current industry standard estimation methods are used. The reserves were calculated using classical geostatistical techniques, following geological modeling of the borehole information. The sampling and assaying is done to internationally acceptable standards and routine quality control procedures are in place.

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

The following table summarizes our declared reserves as of December 31, 2004:

	Proven Reserves			Probable Reserves				Total Reserves
Operation/ Project	Tonnes (Mt)	Grade (G/T)	Gold (Moz)	Tonnes (Mt)	Grade (G/T)	Gold (Moz)		Tonnes (Mt)	Grade (G/T)	Gold (Moz)
Morila mine	11.92	3.39	1.30	13.87	2.87	1.28	Our 40% share	10.32	3.11	1.03
Loulo Project	13.63	3.71	1.62	1.54	4.44	0.22	Our 80% share	12.14	3.78	1.47

1.	A 10% mining dilution at zero grade and a gold loss of 5% have been incorporated into the estimates of reserves and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical recovery factors would be 91.5% for the Morila mine and 89.6% for the Loulo project.

Results of Operations

The following chart details the operating and production results from operations for the years ended December 31, 2004, 2003 and 2002:

	Morila Attributable 40%	Morila Total
2004
Mined tonnes (million tonnes)	10.64	26.6
Ore tonnes mined (million tonnes)	2.12	5.3
Gold grade (g/t)	4.32	4.3
Ore tonnes milled (million tonnes)	1.4	3.5
Head grade (g/t)	5.2	5.2
Ounces production (oz)	204,194	510,485
2003
Mined tonnes (million tonnes)	9.39	23.47
Ore tonnes mined (million tonnes)	1.62	4.05
Gold grade (g/t)	6.77	6.77
Ore tonnes milled (million tonnes)	1.31	3.27
Head grade (g/t)	8.33	8.33
Ounces production (oz)	317,597	793,992
2002
Mined tonnes (million tonnes)	10.53	26.32
Ore tonnes mined (million tonnes)	1.29	3.23
Gold grade (g/t)	15.59	15.59
Ore tonnes milled (million tonnes)	1.09	2.74
Head grade (g/t)	13.39	13.39
Ounces production (oz)	421,126	1,052,816

Mining Operations - Morila

    Introduction

The Morila mine struggled for much of the year before the commissioning of the plant expansion in September 2004 but completed the year with a very good fourth quarter.

In the first three quarters of the year, gold production decreased due to expected lower grades and the failure to increase tonnage throughput as a result of the delay in commissioning the plant expansion project. Despite this delay, the mine still produced 510,485 ounces at a total cash cost of $184 per ounce. Profit margins decreased from 2003 as a result of increased costs and the production difficulties, but by year-end substantial profits were again being made as higher grade was being accessed in the pit and the plant was functioning to design specification.

We were forced to intervene to assist the operator to identify the problems hampering production and, with our joint venture partner, developed a technical action plan. The implementation of this plan was closely monitored and by the end of the third quarter was starting to achieve the return to design production levels. Following our ongoing dissatisfaction with the way the mine was being operated, a management change was agreed to by the partners whereby the mine would in future be under the direct day-to-day management of a jointly appointed, independent managing director.

During the final quarter of the year, the mine's production exceeded the milestone of 3 million ounces of gold produced since inception and by year-end the mine had produced 3.13 million ounces of gold at a total cash cost of $105 per ounce.

Total cash profit for the year was $89.6 million and dividends of $2.8 million to shareholders were made. The total distribution by Morila to us, including the repayment of our shareholder loans during the year, amounted to $11 million. The remaining project debt was paid back during the year to the consortium of lending banks as were the remaining shareholder loans. The original gold hedge financial instruments taken out as a funding requirement was also finally delivered into and Morila's production is now totally unhedged and will benefit fully from the gold spot price. At year-end there was an outstanding amount of some $30.9 million to be recovered from the State of Mali in the form of value-added tax repayments and reimbursable fuel duties of which $12.4 million is attributable to ourselves.

A summary of the salient production and financial statistics as well as a comparison with the previous year's results follows:

	Year Ended December 31,
Morila production and financial statistics	2004	2003	2002
Mined tonnes (million tonnes)	26.6	23.5	26.3
Ore tonnes (million tonnes)	5.3	4.1	3.2
Mined gold grade (g/t)	4.3	6.8	15.6
Ore tonnes milled (million tonnes)	3.5	3.3	2.7
Head grade (g/t)	5.2	8.3	13.4
Recovery (%)	87.9	91.0	89.3
Ounces produced (oz)	510,485	793,992	1,052,816
Average gold price received ($/oz)	$382	$345	$308
Cash operating cost (excluding royalty) ($/oz)	$158	$76	$52
Total cash cost ($/oz) (1)	$184	$100	$74
Cash profit ($ million)	$89.8	$194.8	$250.1

(1)	For a definition of cash costs, please see "Item 3. key information – A. Selected Financial Data."

During the year ended December 31, 2004, an amount of some $17 million was paid to the Malian government in payroll taxes, duties, royalties and dividends and a further amount of approximately $76 million was paid to Malian businesses for goods and services rendered.

    Geology, exploration and orebody definition

The Morila permit is situated in the northern portion of the West African craton and is underlain by lower proterozoic (birrimian) meta-sedimentary sequences and large granitoid intrusions. The deposit is located west of a major regional structure known as the Banifin shear zone. The gold mineralization is hydrothermal in origin, is contained within metamorphosed sediments close to a contact with an intrusive tonalite and is hosted within a shallow dipping shear zone referred to as the Morila shear zone (MSZ). The alteration envelope is dominantly characterized by silica-feldspar flooding and the sulfide mineralization consists of arsenopyrite, pyrrhotite, pyrite and trace chalcopyrite. Coarse gold is common.

Exploration efforts at Morila to further define the orebody as well as find new mineralized zones were concentrated in several areas this year:

•	Exploration of the area peripheral to the north west of the existing pit (MSZ West);

•	Drilling of the Samacline target;

•	Infill drilling of fringe areas; and

•	Exploration of the 200 square kilometers mining lease based on the development of a structurally controlled mineralization model.

A significant expansion of the mineralized material base was achieved. As a result of the success of the drilling program in the MSZ West area, mineralized material increased by some 750,000 ounces.

    Grade control

A sophisticated grade control and management system is in use to ensure effective selective mining, minimum ore losses and the attainment of the desired feed grade.

Close-spaced reverse circulation (RC) drilling programs have replaced the use of blast hole sampling for grade control wherever possible. The initial RC drill spacing is 20 meters by 20 meters closing up to a grid of 10 meters by 10 meters in areas where ore grade is highly variable.

In order to increase mining efficiencies the grade control and mine planning departments have worked more closely with the mining contractor and have been able to increase mining efficiencies, thus reducing costs.

Ore is selectively stockpiled near the crusher and the planned ore feed grade to the plant is achieved by blending the stockpile ore with directly tipped ore ex-pit.

    Mine planning and reserves

The 2003 mine plan was updated during the year. During the first half of the year the Phase 2 pit, which had been developed to optimally exploit the high-grade payshoot to the north-east, was completed and mining carried on exclusively on the Phase 3 pit. Considerable effort was put into mining this pit as quickly as possible to access the high-grade zone which was achieved by the fourth quarter.

Phase 4 pit development has commenced with waste stripping of near surface weathered ore.

Estimated mineable reserves amount to 25.79 million tonnes at a grade of 3.11g/t containing 2.58 million ounces of gold as tabulated below:

Morila Ore Reserves	Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable Gold (Moz)
	2004	2003	2004	2003	2004	2003
Proven	11.92	11.01	3.39	3.55	1.30	1.26
Probable	13.87	14.73	2.87	3.88	1.28	1.84	40%
Sub-total	25.79	25.74	3.11	3.70	2.58	3.10	1.03

•	Reserves are reported at a gold price of $375/oz (2003: $350/oz).

•	Dilution of 10% and ore loss of 5% are incorporated into the calculation of reserves.

•	Cut-off grade of 1.4g/t.

•	Stockpiled ore included.

While the gold price at which pit optimization has been run has increased from $350/oz to $375/oz, this has been offset by substantial increases in costs mainly related to increased transport, power and mining costs.

The orebody model has changed as a result of additional drilling in fringe areas and changes in interpretation/methodology. New mineralized material outlined in the MSZ West extension has been converted to reserves and further drilling is planned to bring more into the reserve category. The increased density of drilling has led to the proportion of reserves in the higher-confidence proven category to increase from 41% to 50%.

Based on the current reserves it is estimated that mining activities will cease during 2008 with processing of stockpiles continuing until 2011.

    Mining

Mining operations are carried out under contract by Somadex, which is a subsidiary of DTP Terrassement, the mining arm of the French construction company Bouygues. Following the negotiation of a partnership agreement which incorporates the principle of sharing the potential savings achieved by the contractor using agreed productivity assumptions and allowing for an agreed return, the mine management played a more direct role in the management of the open pit operation. After a settling down period this partnership started to take effect and by the second half of the year productivities had improved substantially and started to approach what we consider acceptable.

During the year additional fleet comprising 9 CAT 769 35-tonne trucks were brought to site as well as additional excavation equipment in order to assist with waste stripping requirements.

Again following previous attempts, further attention has been given to the optimization of blasting with a view to improving the blast fragmentation and therefore the "mine to mill" project continued with the powder factor being optimized and leading to better fragmentation. The emphasis in mining will now turn to improvements to be made in blast patterns and blast initiation.

    Ore processing and metallurgy

The performance of the Morila metallurgical plant was very disappointing in 2004. Not only was the commissioning of the plant expansion delayed until the fourth quarter, but other operational inefficiencies were also not dealt with in a timely manner.

Issues that impacted on production were:

•	Unstable milling performance which led to coarser than planned grind;

•	CIL tank downtime which shortened residence times leading to lower recoveries;

•	Poor plant availability caused by unscheduled shut-downs of the pre-CIL circuit;

•	Downtime related to tie-ins of the new sections of the plant with the old sections; and

•	Poor maintenance.

After intervention by us and by AngloGold Ashanti's senior management, a technical action plan was developed along with a timetable to correct the operational inefficiencies and return the mine to planned performance levels. This plan was implemented by the mine management and closely monitored by the partners resulting in daily tonnages and grades reaching design levels by the end of the third quarter. Completion testing was carried out at the beginning of October with a target rate of more than 500 tonnes per hour at 91% gold recovery. At the end of a nine-day continuous period the plant had successfully achieved an 81.4% grind passing 75 microns at a throughput rate of 516 tonnes per hour and a plant recovery of 92%.

The average milling rate per month for the fourth quarter was 337,000 tonnes per month which is just short of design capacity of the expanded plant. Total tonnage milled in 2004 therefore exceeded that for 2003.

    Plant expansion

The plant expansion project commenced in the first quarter of 2003 and was designed to increase the plant throughput from its original nameplate 250,000 tonnes per month to as much as 350,000 tonnes per month with the intention of allowing the processing of lower grade ore through reduced costs as a result of economies of scale. This is aimed at ameliorating the increase in unit costs resulting from the forecast grade drop in the later years of the mine life.

After an initial delay in the original planned completion, the project was originally expected to be completed in the first quarter of 2004. However difficulties encountered in the management of the contractor, as well as contributory tie-in problems with the existing plant delayed completion of the project until the third quarter of the year.

The new facilities include a secondary crusher circuit, which allows optimum control of the mill feed size in order to maximize mill circuit throughput. Other facilities to cater for the increase in production include four additional leach tanks, each with 2,500m3 capacity which provide the necessary residence time for maintaining the current high gold recovery levels.

A new cyclone cluster is also being installed to ensure adequate classification at the higher production levels.

The tailings stream is being passed through a new thickener which will reduce discharge cyanide levels.

    Human resources

Manning levels related to permanent and temporary Morila and contractor employees on the mine are as follows:

Morila Employees
National permanent	406
Temporary	44
Expatriate	50
Total	500

    Contractor employees

Contractor employees numbers increased during the year with the start of the plant expansion project in March 2003. The recruitment of labor for the project was controlled for the contractor by the mine using a Malian labor broker. The community development committee assisted with recruitment to ensure access to job opportunities created (195) for local villagers and a fair distribution between villages. The major contractors on the mine are the mining contractor (Somadex), construction contractor (MDM), security contractors (AMM) and catering contractors (ESS).

Morila Contractor Employees
Nationals	850
Expatriates	87
Total	937

    Personnel administration

Performance management, job evaluation and housing systems are operating successfully following implementation. Training courses have been undertaken to ensure these are fully comprehended by the workforce.

    Training and development

The Malianization program is now fully integrated with the manpower plan and training and development strategy. The program was enhanced by the introduction of a university scholarship scheme during the year. This scheme is designed to send four Malian students to South African universities to study for undergraduate degrees. Assistance in selecting students to be awarded scholarships was provided by the Ministry of Education and the University of Mali. Three members of staff attended a management development program and three attended the intermediate management development program held in South Africa.

Four expatriate posts were Malianized during 2003 and we are encouraging the mine to accelerate this process as competency based training and development courses are completed.

US AID assisted the mine with a series of cultural diversity courses attended by over 100 employees.

    Community relations

Continued support has been given to schools and clinics in the area, the well-established HIV/AIDS awareness and mosquito control campaigns have been enhanced and the irrigated gardens set up in the villages have been added to by the start-up of a rice-growing project at Morila and Fingola villages.

The Morila community development trust fund of $500,000 became operational early in 2004. The trust fund has as trustees members of the community, mine management and representatives from government ministries and aims to further assist communities close to the mine in the sustainable development of the area.

    Industrial relations

During 2004 negotiations took place between Morila management and the Morila union, assisted by the national union, on a demand from the union related to a productivity bonus (Prime de Rendement). While management was willing to implement a bonus scheme based on commercial and productivity criteria, the union's demand was viewed by management as unrelated to productivity and excessive to the point of being unrealistic. The negotiations led to a settlement of the issue in November 2004. Although negotiations were difficult and one three-day work stoppage, called by the national union, was experienced in June 2004, they took place in a calm atmosphere and good relations between the union and management were maintained throughout the year.

Negotiations on a mine level agreement to enhance understanding and regulate industrial relations on the mine have restarted at Morila following the settlement of the Prime de Rendement dispute. This agreement is designed to complement and clarify many of the "Rights" and "Interests" outlined in the existing National Mining Industry Collective Agreement that was written in 1985.

Development Projects — Loulo Project

    Introduction

The Loulo mine project is situated in western Mali adjacent to the Falémé River which forms the frontier with Senegal. It is located 350 kilometers west of Bamako and 220 kilometers south of Kayes. Geologically Loulo falls within the Birrimian sequence of the Kenieba inlier. This succession of volcano-sedimentary and clastic rocks contains several major regional shear structures hosting gold deposits such as Sadiola, Segala, Tabakoto and Loulo. Loulo is situated 96 kilometers from Sadiola and approximately 25 kilometers from Segala and Tabakoto.

We own 80% of Société des Mines de Loulo SA (Somilo) and the other 20% is held by the State of Mali. Following an updated feasibility study on the Loulo project in 2003 and a rise in the gold price, our board and the board of Somilo SA approved the development of Loulo. Construction started in May 2004. The early completion of the bulk civil works ahead of the 2004 wet season and the maintenance of the access to site during the rains has facilitated the fast-track development approach to support early gold production in the third quarter of 2005.

    Plant design and construction

The preferred comminution route at Loulo is crushing and ball milling, which is the most power-efficient option. The stage crushing circuit is also designed to facilitate much smoother commissioning. The plant layout has been revised to allow access to crushing facilities outside of the plant high security zone, which now only cordons off the milling, gravity, CIL, elution and gold recovery circuits. This set-up facilitates easier maintenance of the crusher plant and minimizes the number of personnel within the high security zone.

Early completion of the main plant civil construction has allowed us to maintain the fast-track development of the project. Production of the main construction supply materials, aggregate, sand and water have been secured for the program. All plant and infrastructure terracing is complete, along with the main civil construction for the first phase of gold production from the oxide material.

The skyline was broken with the erection of the site's three tower cranes. The main tower crane is the largest on the African continent in terms of its ability to carry load at span. The unit can carry a load of up to 15 tonnes at a span of 55 meters from the center of the crane.

    Tailings storage facility

The design of the tailings disposal facility has been finalized and this is currently being constructed some six kilometers east of the process plant and site clearance has commenced.

    Water supply

Construction of the additions to the natural weir across the Falémé River close to Loulo have been completed, providing sufficient storage capacity for mining operations. During the dry season the weir was raised to a maximum of one meter across the 300 meter width of the river. The weir across the Falémé River downstream of the proposed mine water intake is to retain water in the river basin for use in the dry season when the flow of the river stops. The augmentation of the weir was authorized by Direction Nationale Hydraulique (DNH), the Malian water authority and the Senegal River Authority (OMVS), of which the Falémé is a tributary. The weir along with the Garra storage dam and the tailings storage facility are key to Loulo's water management strategy.

    Mine infrastructure

Construction of the main mine housing estate is well advanced and occupation of some units has started. The mine administration offices are also nearing completion. Security at the site has been improved with the completion of the main perimeter fence, clearance of the mine perimeter area, the commencement of the mine security force patrol and access control operations.

A separate contractors' camp, which was erected at the start of construction, is still in use.

    Access roads

Loulo is in a remote area where regional infrastructure is inadequate for the development of a mine. In 2004, the upgrading of the access roads to Loulo started. The supply route through Mali and Senegal from the port of Dakar to site is now in good condition. A 27 kilometer laterite-topped road was built from the mine to Kenieti using Somilo heavy equipment and employing local labor and vehicles to carry laterite from borrow pits. Waterway crossings, or drifts, were built with laterite boulders and concrete using local unskilled labor to excavate and pack the boulders into the drifts and to consolidate with a cement and river sand mixture. Two bridges with culvert pipes had to be built to allow access where crossing larger waterways was necessary.

A program to upgrade the 90 kilometers of national road from Sadiola to Kenieti was undertaken. Where trouble spots for the forthcoming wet season were identified, laterite drifts were built. Where necessary, the road was widened and water run-off trenches dug to allow better access for heavy vehicles. Five dams were constructed along this route for use by local villages and for water for further road improvements.

The upgraded and constructed roads remained open during the wet season and enabled the safe passage of vehicles to the mine delivering supplies and construction materials. They also serve to improve access to villages along the route. A five kilometer direct road was built between the mine and Loulo village for the transport of employees and for improved access to the village. This road incorporated one drift and one bridge. A dam was built at the village to retain a supply of water through the dry season. An agreement to recover expenditure on the upgrading and maintenance of the national route from Sadiola to Kenieti from a portion of the Government royalties has been finalized.

    Power supply

The mine will own its power generation facility, which will be operated and maintained by Manutention Africaine, (the Malian Caterpillar affiliate). The generation facility will initially house 15 Caterpillar 3,512 units with a total rated capacity of 18 megawatts. The facility has been designed to accommodate a further six units to allow for expansion. Manutention Africaine is on site and is currently supplying construction power to the site.

Mine operations

    Earthmoving

In July 2004, the Loulo contract for the mining works was awarded to BCM Mali SA, or BCM, a subsidiary of BCM International Ltd. BCM has extensive mining contracting experience in the West African region garnered since the start of their operations in Ghana in the early 1990s.

BCM started mobilizing their first infrastructure, equipment and personnel to site during October and November 2004. Construction of the workshop facility started in October and has been progressing well with the foundation and the steel construction in place by the end of December 2004. Five Caterpillar 777D trucks and one Caterpillar 5110B excavator were mobilized to site during November 2004 with additional and ancillary plant mobilized during the first quarter of 2005.

UEE, the explosive supplier, started with the construction of their magazine area during November and this work was completed by mid-December.

Clearing and grubbing activities started during the month of November, focusing on the ROM pad area and the Loulo 0 haul road to the ROM pad. Part of the Loulo 0 pit area was cleared in mid-December and after topsoil was removed the first bucket was dug on December 23, 2005, marking the official start of mining operations. The initial focus will be to build up the ROM pad with waste from Loulo 0. By March soft ore from Yalea will be mined and stockpiled to be used for commissioning of the plant in July 2005.

    Exploration

Deep drilling programs carried out during the year as well as shallower infill drilling has lead to a remodeling of both the Loulo 0 and Yalea orebodies. The total mineralized material inventory at Loulo (including satellite pits) now stands at 8.04 million ounces, a significant increase over the 5.32 million ounces declared last year. Ore reserves estimates have been based on pit optimization at a spot price of $375 per ounce and incorporated our hedging structure. Ore reserves have increased from 1.42 million ounces announced last year and now stand at 1.85 million ounces. Proven ore reserves comprise 88% of the total. Reserves are tabulated below.

Ore reserves	Tonnes (Mt)	Grade (g/t)	Gold (Moz)

Loulo 0
Proven	7.37	3.63	0.86
Probable	0.35	2.65	0.03
Sub-total	7.72	3.58	0.89
Yalea
Proven	6.26	3.80	0.76
Probable	1.19	4.97	0.19
Sub-total	7.45	3.98	0.95
Loulo total
Proven	13.63	3.71	1.62
Probable	1.54	4.44	0.22
Total	15.18	3.78	1.85

    Processing

The workforce will be introduced to plant operations in a training program at the Morila gold plant in the second quarter of 2005. In the selection of potential plant personnel (operation and maintenance) we prepared a list of people from local villages (Djidian-Kéniéba, Loulo, Baboto, Bolibanta, Sakola, Dabara, Sitakili) who were submitted for aptitude testing. These tests were conducted from 24 to 28 December 2004 by a professional agency. Selected personnel will undergo training on site at Loulo prior to further plant training at Morila.

Work is progressing on establishing the process accounting system and the plant operational control templates. Site operational staff are also conducting due diligence on the plant and construction work and a check is being done on the first fill (reagents and stores needed to fill the plant circuit at start-up) requirements as well as the operational spares needs.

    Engineering

Engineering staff on site are geared to monitor the construction process, (particularly with respect to the quality of the work) ensuring that agreed quality standards are maintained throughout the mine and infrastructure construction areas and that stringent safety standards are adhered to.

Work on the structuring and implementation of maintenance planning and working procedures is progressing satisfactorily and will be completed ahead of the startup of the process plant.

The requirements for strategic and capital spares have been analyzed and implemented and orders for some of the longer delivery items have been placed.

Maintenance of the mine construction fleet (roads and ancillaries) continues and improves as more facilities are established. Light vehicle maintenance procedures have been implemented and are working satisfactorily.

    Environment

A report of water baseline quality data was received from Digby Wells and Associates. The overall quality of the groundwater and surface water is good and indicates that natural background concentrations do not exceed the recommended environmental target guidelines set out by the World Bank. Piezometer levels are checked weekly to provide historical baseline data for the operation.

The annual rainfall (January to December 2004) was 914 millimeters, which occurred over 63 days.

    Human resources

All construction labor used by Somilo SA and MDM were employed by UPS, the site labor broker. UPS is the sole labor broker, having signed a labor supply contract with us. The policy of recruitment used by UPS is to give job priority to the local labor. The 2004 year ended with 660 workers split into 278 for UPS/Somilo and sub-contractors, and 382 for UPS/MDM Ferroman and sub-contractors.

Personnel of BCM (mining) and UEE (explosives) were mobilizing to site at the end of the year. Worker representatives were selected by MDM workforce to hold regular meetings with MDM site management. Despite this, wildcat work stoppages have occurred due to a number of issues. Regular meetings were held between MDM workforce representatives and management to solve these labor issues and the industrial relations climate on site remains stable.

The Loulo mine security contract was awarded to Agence Mali Management (AMM) and a site security force was put in place in early November 2004.

    Community relations

At Loulo, water wells and pumps have been provided to the six villages surrounding the project. A demonstration irrigated vegetable garden has been established to train local farmers in the growing and marketing of vegetables to the project and local markets.

Medical treatment and medical evacuations to Bamako by air have been provided to local villagers throughout the year. Medical supplies have been provided to the Sitakili clinic, logistical needs and other assistance were provided by the project medical and transport teams to enable UNICEF to mount a vaccination campaign in all the villages of the Sitakili commune. The project has built and repaired infrastructure in the local villages and in Sitakili, the main village in the commune, such as septic tanks and water storage facilities for cattle.

Other resources were also applied in the form of a community development manager and a community development officer who were appointed at Loulo during the first quarter of 2004. Beneficial spin-offs accrued to the communities surrounding the Loulo project from the construction of infrastructure. The project has built roads in and around the area, erected a road bridge at Baboto and a weir across the Falémé River. This infrastructure has assisted villagers in many ways, for example to access markets and move their livestock to new pastures.

    Industrial relations

Industrial relations systems and procedures were drafted during the year in preparation for the start-up of operations during 2005. We give on-going assistance to the contractors building the Loulo mine, to ensure fair treatment and sound relationships are maintained with their employees and their representatives.

    Financial

As at December 31, 2004 a total of $67.6 million had been spent on the Loulo project, in line with the build-up of construction. This total includes $49.4 million related to the MDM contract, $5.48 million on preliminary and general expenses related to us and associated site costs, $2.02 million on the construction of the weir across the Falémé River and the access roads from Sadiola to Loulo, plus $6.3 million on drilling costs.

Peak funding for the project is forecast to be approximately $89 million. The project is being funded by a $60 million project finance loan from a consortium of banks: Rothschild, SG Corporate and Investment Bank, Absa Bank and HVB Group. The funds are secured over the assets of the project. $35 million of the facility had been drawn at year-end. The balance of the funding is by way of shareholder loans. We are financing the government of Mali's twenty per cent contributory interest and will be reimbursed from cashflows from the operation.

    Other contracts

ESS (Eurest Support Services) is established on site providing our catering and accommodation services.

SGS Analabs has been awarded the contract to provide the mine's analytical laboratory services. They are expected to mobilize to site in March 2005. Interim requirements will be met by the Kayes laboratory of SGS Analabs.

    Timescale

With the commencement of construction early in 2004, the key production target is to pour first gold in the third quarter of 2005. The program remains dependent on maintaining access and the timely delivery of equipment to site.

The mine is planned to produce at an estimated average rate in excess of 200,000 ounces per annum from open pit operations.

    Loulo underground prefeasibility and development study

The potential for the development of two long-life underground mines exploiting the deep extensions of the orebodies below the open pit reserves at Loulo 0 and Yalea was reinforced during the year. Following the return of good results from drill holes to depths of 500 meters below surface at Yalea and 400 meters below surface at Loulo 0, SRK Consulting completed a prefeasibility study. The results are summarized below:

Loulo Underground Prefeasibility Study	Yalea	Loulo 0
Mineralized material	14.16 Mt @ 4.03g/t	15.87 Mt @ 4.05g/t
(Underground only)	(1.84 Mozs)	(2.07 Mozs)
Mining rate - north	55,000 tonnes per	55,000 tonnes per
	Month using	month using
	sub-level open stopping	sub-level open stopping
	(with or without fill)	(with or without fill)
Mining rate - south	16,000 tonnes per month
using ramp in stope
mining method
Opex North	$44.50/tonne	$43.50/tonne
South	$51.50/tonne
Capex	$58 million	$43 million
	(pre-production and	(pre-production and
	ongoing capital)	ongoing capital)
Life of Mine	18 years	20 years

Based on the above results SRK Consulting concluded that the project has the potential to yield positive results and have recommended that a definitive development study be undertaken. They specifically recommended that an infill drilling program be carried out at both deposits to provide more grade information as well as geotechnical, geohydrological and geothermal data. While several mining methods had been identified, these will be evaluated in more detail to ensure the best mining methods are applied to exploiting the orebody. Economic analysis indicates the sensitivity of the project returns to grade. The opportunity presented through accurately delineating high-grade payshoots will be pursued by the infill drilling program.

We commissioned SRK Consulting to lead a definitive underground development study on the project and this work has now started.

A multi-phase 30,000 meter drilling program has been started at Yalea and Loulo 0 which is aimed at better delineating the high-grade payshoots. The first phase comprising 12,000 meters of drilling has been completed and the orebody modeling has indicated a significant resource increase, most of it at depth and at significantly higher grade than previously modeled.

A budget of $7 million has been approved for 2005.

    Tongon Project

On-site activities remain suspended within the Côte d'Ivoire as a result of the political unrest within the country. We have maintained a presence there and are capable of recommencing activities without delay when it is safe to do so. A standstill agreement with government exists in the form of a state of force majeure which will continue until the cessation of the current unrest. A senior company delegation visited the country in early May 2005. Our position is that before returning to active exploration it requires:

•	A return to political stability with a political solution between the opposing parties;

•	Security of personnel and equipment; and

•	Functioning transport routes and full access to project areas.

We continue to maintain an office in the main city, Abidjan, and have redeployed senior technical staff to other projects in West Africa.

The prefeasibility study on Tongon was reviewed during the year and confirms the belief that it is a project with substantial value, that can be turned to account rapidly as soon as circumstances allow. In the meantime, the project and evaluation team will update the study preparing for the start of the bankable feasibility study.

    Project description

The Tongon Project is located in northern Côte d'Ivoire, 628 kilometers north of Abidjan within the 671km2 Nielle permit in central northern Côte d'Ivoire. We have held the exploration permit since November 1996 and have undertaken several exploration campaigns.

A prefeasibility Type 2 study was completed in 2002. Mineralized material amounting to 34 million tonnes at 2.6g/t for a total of 2.89 million ounces was used as the basis for the study and the following parameters applied as a base case:

•	Strip ratio of 4:1 and cost of $1.28 per tonne mined over the Life of Mine;

•	Recoveries of 95% for oxides and 88% for sulfides;

•	Life of Mine unit cost of approximately $15 per tonne milled and $190 per ounce cash cost;

•	Total Life of Mine capital cost of $85 million;

•	Gold price of $300 per ounce flat;

•	Côte d'Ivoire royalty of 3% on gold sales; and

•	Five year tax holiday.

A summary of the salient project features as described in the Type 2 study is given below.

    Mineralized material

The mineralized material estimate is based on 62 drill holes in the target area of which 35 are diamond drill holes (for a total of 6,712 meters) and 27 are reverse circulation holes (for a total of 2,486 meters). Mineralization has been outlined to a depth of 120 meters below surface. The drill spacing is still wide (50 - 100 meters in the southern zone and 150 - 300 meters in the northern zone) and there is still considerable opportunity for further exploration both on extensions to existing ore zones and in identification of additional ore zones within the mineralized corridor

    Mining

Mining of the Tongon orebodies is envisaged to be by open-pit methods. It is intended that contract mining will be employed.

    Metallurgical

Metallurgical testwork has been carried out on both the oxide and sulfide ores from the Tongon deposits with the objective of developing a low-cost gold recovery process.

The recovery assumed for the oxide material is 95% and for the sulfide 82%.

A 200,000 tonne per month recovery plant is envisaged for treating the more competent sulfides. This plant will be designed to accommodate 240,000 tonnes per month of the softer oxides in the initial phase of exploitation.

Indications from the metallurgical testing completed to date are that acceptable recovery rates are possible from both the shallow weathered zones and the deeper unweathered zones. Mineralogical investigations indicate that the gold in the deposits is generally fine-grained. The gold in the shallower zones is recoverable by simple milling and CIL treatment, while the gold in the deeper zones is amenable to recovery by flotation and fine grinding of the concentrate followed by CIL extraction.

The conclusion of the prefeasibility Type 2 study was that the project looked sufficiently attractive and should be advanced to the next stage of feasibility studies

    Syama Gold Mine - Sold Operation

In April 2003, we entered into an option agreement with the Australian company Resolute Mining Limited, or Resolute Mining, on our interest in the Syama mine in Mali. In terms of the agreement, Resolute Mining had 12 months to conduct a full due diligence on Syama.

On April 5, 2004, Resolute Mining exercised its option to buy our 80% interest in the Syama mine. In terms of the option, we have received $6 million and Resolute Mining has assumed responsibility for liabilities of $7 million of which $4 million was owed to us. We will further receive a royalty of $10 per ounce on the first million ounces of production from Syama and $5 per ounce on the next three million ounces at a gold price of $350 per ounce based on the attributable ounces acquired by Resolute Mining. These monies are not included in the profit attributable to Syama since they are dependent upon the mine being put into production and the gold price being over $350.

We received net proceeds of $8.6 million on the sale and made a profit of $7.1 million.

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

We employ a multi-disciplinary exploration team to explore and develop opportunities in a phased approach. When we evaluate potential exploration targets, we initially assess the political and economic considerations, including fiscal policies, in addition to geological factors. We only have interests in countries which have satisfactory criteria in this regard and, except as otherwise described in this Annual Report, our management is not aware of any material tax, political, economic or geological considerations which may have a material limitation on our operations in the relevant countries. However, all of these countries are poor and the biggest risk to any mineral project development is political and social instability which would affect mining rights.

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
• Reverse circulation or diamond drilling to broadly define resources
Phase IV	• Pre-feasibility drilling
• Feasibility drilling
• Feasibility study

Independent professional laboratories conduct the assaying of our samples. Our standard quality control measures include the use of two sample repeats, a blank and a standard, with each sample batch. We routinely carry out repeat analysis on samples higher than the surrounding baseline and the frequency of these increases on samples indicating a zone of mineralization. We make a monthly cross-check with other commercial laboratories.

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

We have various types of permits in Africa in the countries of Senegal, Côte d'Ivoire, Mali, Tanzania, Ghana and Burkina Faso. Operating offices exist in each of these countries. We hold permits either in our own name within affiliated subsidiaries or in joint venture with other parties. Our final equity holding on exclusive exploration permits, should a mine be discovered, varies from 52 to 85 percent. A total of 40 targets, ranging from grass-roots exploration to advanced resource definition, have been identified within these properties and are being explored by us at different levels due to their status and priority and include the evaluation of brownfield opportunities in the Loulo, Morila and Tongon regions and the development of new opportunities in Senegal and Northern Côte d'Ivoire. The following table outlines the status of our permits as of April 30, 2005.

Country	Type	Area (km2)	Area (Sq. Miles)	Equity (%)
MALI
Loulo	EP	372	144	80.0
Morila	EEP	289	112	80.0
Morila	EP	200	77	40.0
Selou	EEP	53	20	65.0
Koba	EEP	58	22	85.0
Tiorola	EEP	257	99	70.0
Diokelebougou	EEP	393	152	70.0
Dionkola	EEP	248	96	70.0
Kekoro	EEP	241	93	50.0
Sagala	EEP	239	92	50.0
CÔTE D'IVOIRE
Nielle	EEP	671	259	75.0
Boundiala	EEP	1,314	507	75.0
Dabakala	EEP	191	74	75.0
Mankono	RP	704	272	75.0
Sikolo	RP	500	193	75.0

SENEGAL
Kanoumering	EEP	405	156	90.0
Kounemba	EEP	408	158	90.0
Tomboronkoto	EEP	403	156	90.0

TANZANIA
Nyabigena South	PL	36	14	100.0
Utimbara	PL	16	6	100.0
Kajimbura	PL	46	18	100.0
Simba Sirori South	PL	51	20	100.0
Igusule	PL	44	17	100.0
Nyamakubi	PL	43	17	100.0
Kiabakari East	PL	62	24	100.0
Mammoth	PL	40	15	100.0
Blue Ridge	PL	58	22	100.0
Songora	PL	95	37	100.0
Busegwe	PLR	88	34	100.0
Kigumu	PL	131	51	100.0
Nyati	PL	82	32	70.0
Nyanza	PL	41	16	70.0
Mobrama East	PL	65	25	50.0
Kiserya Hills	PL	48	19	50.0
Nyasirori	PL	155	60	50.0
Mrangi	PL	60	23	50.0
Suguti	PL	61	24	50.0

BURKINA FASO
Danfora	EEP	45	17	90.0
Kiaka	EEP	245	95	90.0

GHANA
AAMCOL	RL	233	90	50.0
Total Area		8,691	3,356

Overview

In 2004, exploration activities concentrated on the conversion of mineralized material to reserves and the expansion of the amount of mineralized material at both Morila and Loulo. We continued to expand our presence within the most prospective gold belts of West and East Africa and now have operations in six African countries boasting a portfolio of 115 targets on 8,700km2 of groundholding.

The development of our second mine at Loulo is well underway and exploration continues to add long-term value to the project. Deep drilling on the Yalea orebody confirmed the underground potential of the deposit and the geological model of shear-hosted mineralization as well as the identification of numerous high-grade payshoots which do not always crop out at surface, down to vertical depths of 640 meters. The drilling also closed the gap to the P125 satellite deposit forming a continuous 2.7 kilometer zone of mineralization. In addition to the mineralized material conversion work, new conceptual targets are being drilled and reconnaissance work to the south of Yalea highlights a potential for a further two kilometer strike of mineralization.

At Morila mine, a review of the data is leading to the development of a new model, where it is interpreted that the deposit locates within the high-grade metamorphic core of a contact thermal aureole.

In Senegal, a first phase of reconnaissance drilling was completed on two targets. These identified significant mineralized systems and a pipeline of advanced targets is ready for drilling in early 2005.

Exploration recommenced on two permits in Burkina Faso, Danfora and Kiaka, after an absence of four years. We made our first venture into Ghana and are currently focused on building a portfolio in the country.

Tanzania is another important focus outside Mali and Senegal, where we hold the dominant land position in the Musoma greenstone belt one of the most under explored areas in Tanzania. In the Mara belt we have a focused approach exploring for a known style of mineralization beneath recent cover basalts. Drilling has intersected sulfide-bearing rocks and gold assay results are pending. A new concept has been developed to investigate similarities in banded iron formation hosted gold mineralization to those observed in the Southern Lake Victoria goldfields. Generative work continues to develop this concept and identify further exploration opportunities.

Our portfolio of projects in West and East Africa reflects our business strategy of organic growth through exploration and its overriding objective, which is to build sustainable mining projects with significant returns. This strategy is attested to by its discovery and development track record, which includes the Morila mine and the new Loulo mine under construction, both in Mali, and the three million ounce Tongon project, currently in the prefeasibility stage in the Côte d'Ivoire. We hold a well-balanced portfolio of targets across the various levels of the resource triangle.

Mali

Loulo

The principal focus this year was the conversion of mineralized material to reserves through drill testing of the underground potential of the Yalea and Loulo 0 orebodies as well as infill drilling on satellite deposits and the development of new targets.

At the Yalea deposit a total of 68 diamond drill holes for 39,590 meters have been completed of which 12,000 meters consisted of deep drilling. Results have been received down to a maximum vertical depth of 640 meters returning values of up to 23.97g/t over widths of 3.7 to 52 meters. This includes a plus 800 meter strike length of very high grade averaging 12g/t over a width of 15.6 meters which is open along strike and down dip. These extensions to the orebody will be evaluated during 2005. The deep drilling has confirmed the geological model of shear hosted mineralization and the identification of numerous high-grade payshoots which do not crop out at surface. Drilling also closed the gap with the P125 deposit and confirmed continuous mineralization over a 2.7 kilometer north-south direction. The Yalea orebody is a big mineralized system possessing characteristics similar to multi-million ounce deposits such as Obuasi and Prestea in Ghana. It is still open to depth and along strike.

The new drill data have been incorporated into a new structural study of the orebody and the results show that it is more complex than first thought. A structural contour map has been produced and the grade model superimposed. The results show that:

•	The Yalea deeps high-grade zone appears to be related to a change in dip of the orebody;

•	In the north of the orebody the mineralization appears to be controlled by an apparent south plunging oreshoot which eventually joins the steep dipping high-grade zone further south. Interestingly, the south-plunging oreshoot corresponds to the line of intersection between the north/south trending Yalea shear zone and the northeast trending Yalea – Baboto thrust;

•	In the south of the orebody, there appears to be a steep plunging oreshoot which corresponds to a gentle left hand flexure. However, this is based on two drill intercepts; and

•	At shallow depths within the Yalea orebody the advanced grade control RC drilling has intersected shallow dipping north plunging oreshoots which correspond to the intersection between the main Yalea shear zone and footwall spays.

Follow-up surface exploration work along the Yalea structure confirmed continuation of the mineralization southwards for a further two kilometers. Reconnaissance diamond holes were drilled to test the structure and returned encouraging intercepts of 19 meters at 1.4g/t, eight meters at 2.7g/t and five meters at 2.8g/t. Subsequently a detailed dipole – dipole induced polarisation (IP) ground geophysical survey has been completed. Initially six lines over the Yalea orebody were surveyed as an orientation study to geophysically fingerprint the deposit followed by 200 meter spaced lines tested two kilometers to the south. A moderate to good, north-south chargeability anomaly characterizes the Yalea orebody over the six lines surveyed. To the south of the orebody the anomaly disappears but is then seen to redevelop some 600 meters to 800 meters further south for a distance of about one kilometer along a similar north-south trend. This is a prime target for further exploration. One drillhole, YSDH03 drilled in the anomalous area, intersected 1.47g/t over 11 meters from 107 meters and 1.33g/t over 20 meters from 169 meters. The two lines surveyed to the north of P125 do not indicate a continuation to the north-south anomaly, suggesting that the mineralization terminates.

Modeling to the north of Yalea - P125 identified 13 target areas along a 10 kilometer strike length which will be the focus of continued generative work. A diamond hole was completed to test the first of these and intersected multiple zones of mineralization between 85 and 120 meters vertically below surface.

At Loulo 0, an 8-hole diamond drill program completed infill drilling of the Loulo 0 orebody down to vertical depths of 400 meters. Gold mineralization is hosted within a folded and tourmaline altered greywacke. High-grade payshoots of plus 6g/t are associated with brecciated quartz vein stockworks and locate along the axial planes of folds. The orebody is still open at depth and along strike.

In addition to the two main orebodies there are a series of satellite deposits where resources have been defined, namely Loulo 0 West, Loulo 2, Loulo 3, P129 and Baboto, locating within a 12 kilometer radius of the plant site. Definition drilling is required to convert the mineralized material to reserves.

Elsewhere in the Loulo region of western Mali, a heads of agreement has been signed between us and the Cooperative des Orpailleurs de Sitakili. Artisanal gold workings operate over three sub-parallel zones, each measuring three kilometers by 150 meters. Permit applications have been submitted to government authorities, and once these have been approved exploration will start. Gold mineralization is associated with felsic dykes intruding a package of sedimentary rocks along the hinge zone of an antiformal structure. Reconnaissance rock chip sampling has returned gold grades ranging from 5g/t to 19.5g/t. Artisanal gold workings operate over three sub-parallel zones, each measuring three kilometers by 150 meters.

Morila exploitation permit

Exploration has concentrated on the identification of additional ore close to the current pit and the conversion of the mineralized material to reserves. Additionally, drilling of conceptual targets has identified hidden mineralization at depth within shallow dipping structures.

On the western margin a program of 48 diamond drill holes has been completed on the orebody extension to the north-west of the pit with the intention of upgrading this mineralized material to a reserve and incorporating this into a mine plan. Multiple flat lying mineralized zones at depths between 40 and 200 meters were intersected. Better results include: SAN387 – nine meters at 8.37g/t (from 90 meters); SAN394 – five meters at 14.35g/t (from 188 meters); SAN413 – five meters at 21.0g/t (from 40 meters); and SAN421 – eight meters at 13.23g/t (from 43 meters).

At the Samacline target, 850 meters west of the current pit, previous drilling intersected 30 meters at 7.22g/t including five meters at 31.54g/t (SAN487) and four meters at 35.99g/t (SAN270). Mineralization locates within a gentle, north to north-northeast trending antiformal hinge within the main flat lying Morila shear zone. SAM001 the first follow-up hole drilled, confirmed the model and intersected two meters at 18.84g/t (from 283 meters down hole), 10 meters at 3.43g/t (from 482 meters) and seven meters at 4.47g/t (from 485 meters). A further three holes have been completed, (SAM002, SAM003 and SAM007) the results have returned multiple gold intercepts ranging in grade from 0.8g/t to 6g/t and widths of two to 26 meters.

Morila region

In the Morila region, work to date has not identified an orebody at surface but the presence of in situ gold mineralization, gold anomalism, alteration, prospective host rocks and a structural framework suggests similarities to the setting of Morila.

The Ntiola area locates within the continuation of the Morila – Domba north-west trending structural corridor, while further to the east the Dionkala permit locates in a second sub-parallel north-west trending corridor. At the Ntiola target area 15 RC holes totaling 2,598 meters were drilled. Eleven of these holes were testing IP chargeability anomalies, while the other four tested in situ mineralization. The chargeability anomalies appear to be generated by elevated amounts of pre/syn deformational pyrite and pyrrhotite which lie as plates or needles on the foliation planes within silicified, fine to medium grained clastic sediments and greywackes. The presence of these sulfides may be related to a regional metamorphic event; they are not associated with gold.

The drilling at Ntiola Main confirms the continuation of a mineralized structure of over 600 meters strike length. Intersections in both NTRC3 and NTRC4 indicate the presence of a mineralized structure of up to 40 meters wide. Alteration in this structure appears to be similar to Morila with sulfides on fine biotite filled fractures within heavily silicified medium grained, biotite rich meta-greywackes. These sediments are steeply dipping to the west. Both garnets and andalusite are visible in previously drilled core indicating a high temperature alteration as at Morila. The presence of this structure is highly relevant at a regional scale as it suggests that Morila is not a unique system. Ntiola remains a target for further work.

On the Dionkala permit, structural and geochemical data together with the first vertical derivative magnetic data define a broad dome shaped structure with a potential flat lying core that is within two kilometers of the intrusive contact. Most of the anomalous soil geochemical points appear to plot within a 1 kilometer wide zone parallel to the foliation suggesting anomalism detected to date is focused in a single broad horizon 10 – 12 kilometers long. This together with garnet bearing sediments and patchy fine grained arsenopyrite along biotite rich foliation represents a large system within which a Morila-sized orebody could be present. A program of five RC drill holes totaling 865 meters has been completed to test conceptual targets and confirmed this model but returned weak anomalous gold values.

On the Segala permit, which is part of the OMRD joint venture to the west of Morila, data integration and interpretation have led to the development of a new model for the Nemala target. The target locates in a north-east – south-west structural corridor which deflects around a large granitic intrusion, it is cross cut by north-west and north-south structures and is intruded by dolerites, gabbros and felsic dykes. Mineralization locates in the hinge zone of an anticline with a steep plunge to the northeast, a best intersection of 20 meters at 2.31g/t has been returned from trenching. Work is currently focused on defining reconnaissance drill locations.

Senegal

The Senegal portfolio includes three permits covering 1,200km2, located within the Sabodala volcano – sedimentary belt in the east of the country. Data integration and interpretation have defined four priority targets, in addition to two which have already been drilled, for reconnaissance drilling during the current field season; Sofia, Kaviar, KB main and Makana 2. On the Tomboronkoto permit at the Tombo target drilling has identified low-grade mineralized material. The target is being placed on hold while additional targets within the portfolio are evaluated.

On the Kounemba permit five holes were drilled at Bambaraya to follow up anomalous soil samples as well as 18 meters at 2.92g/t and eight meters at 4.50g/t in trenches (BBTR002 and 003 respectively) over a strike length of plus 1,500 meters. Two holes intersected encouraging results; BBDH002 24 meters at 1.75g/t of gold (from 24 meters) including 12 meters at 3.17g/t and BBDH004, 300 meters further south intersected five meters at 1.31g/t. Mineralization is associated with quartz tourmaline veins and vein breccias hosted in sheared andesitic volcanics. The prospect lies within a 020o trending segment, which forms a gentle right hand flexure, within a larger north trending shear corridor.

It is thought that dextral movement within the north trending corridor has resulted in dilational opening along the 020o trending segment. Our next round of drilling will be designed to further test this target.

At the Makana 2 target, exploration work has highlighted that a circular soil anomaly is associated with a silicified dioritic intrusive hosting disseminated sulfides and returning a trench intercept of 29 meters grading 1.1g/t. Mineralization is open eastwards but the silicified hill is concealed beneath a laterite cap rock and will be drill tested in the current field season.

The Mandinka target in the north of the permit locates within the main transcurrent shear zone and has been identified from a regional 1,000 meter by 100 meter soil sampling which returned plus 25 ppb gold, N030° trending soil anomaly with dimensions of plus 10 kilometers long (open towards the north beyond the permit boundary) and between 300 meters (in the south) and 1,100 meters (in the north) wide. The highest soil value in the grid is 571ppb. Detailed soil sampling (200 meter by 50 meter) has been completed. The first results have been received and return two prominent north 30o gold anomalies, the first measures 5,000 meters by 500 (plus 50ppb) and the second 3,600 meters by 400 meters (plus 50ppb). The anomaly occurs mainly in erosional windows with incised valleys draining the area.

The lithologies encountered include volcanic and volcano-sedimentary formations of the Mako supergroup (mainly andesites, rhyolites, tuffs) and sedimentary rocks of the Dialle basin (greywackes, argillites, quartzites and gossans) intruded by granites, gabbros and pegmatites.

On the Kanoumering permit, the Sofia target locates along the Tombo-Sofia structural corridor which can be traced from Tomboronkoto in the south for 35 kilometers to Sabodala in the north. The Sofia target is identified by a N30 trending, plus 3 kilometer soil anomaly (>100ppb) at the sheared contact between ultramafic and a foliated tuffaceous andesitic package. Gold mineralization locates within silicified and foliated andesitic tuffs in contact with an outcropping mylonite - jasper zone. Gold is associated with silica-fuchsite-carbonate-pyrite alteration. Trenching highlights a broad, low-grade (+1g/t) envelope of between 18-44 meters within which higher-grade zones of eight meters at 3.9g/t and eight meters at 3.8g/t have been outlined.

The major structures in the Sabodala belt which control the gross geologic architecture are generally sub-parallel to the north-east trend of the belt itself and are interpreted to be old thrusts along which terrane accretion has occurred. Gold mineralization is closely related to a far more subtle set of belt discordant structural corridors which trend north-south especially where they have reactivated the belt parallel structures. This intersection leads to structurally favorable sites for fluid focusing and gold deposition. Exploration will be primarily focused at the intersection of these two structural trends to supply a steady stream of targets with the potential to pass our criterion of plus two million ounces.

Tanzania

We have worked hard over the last year to expand our footprint in the major gold belts of Africa. Our efforts have been rewarded in Tanzania and we now hold the dominant land position in the Musoma greenstone belt, one of the most under explored areas in Tanzania, while in the Mara belt we are exploring for a known style of mineralization beneath recent cover basalts.

Within the Mara greenstone belt, where we are in joint venture with Barrick, induced polarization (IP) geophysical surveys were completed on two permits to test for gold mineralization beneath recent cover basalts on extensions to the structures which host the Gokona, Nyabigena and Nyabirama gold deposits currently being exploited by Placer Dome. The results returned coincident resistivity and chargeability anomalies on both grids with similar magnitudes to those over the Placer Dome orebodies. Dipole IP surveys were carried out over these anomalies to provide additional depth information for the anomalies and allow three dimensional modeling and selection of drill targets. A program of 26 drill holes for a total of 2,208 meters of reverse circulation drilling has been completed.

On the Nyabigena South permit, 11 RC drill holes for 973 meters have been completed over the Mughusi target area, which is the structural extension of Placer Dome's Nyabirama deposit. Two holes tested flat lying reefs hosted by foliated granodiorites; no anomalous gold values were intersected. Four holes tested geophysical targets intersecting granodiorites gneiss and weak finely disseminated pyrite; gold assay results returned no anomalous values. Five holes tested combined geological and geophysical targets intersecting weak anomalous zones (10 meters at 0.07g/t and three meters at 0.91g/t) associated with bands of pyrite, carbonate and silica alteration hosted by granodiorite gneiss. The drilling, albeit very widely spaced, confirmed the geological model and identified a large system of alteration. Results have, however, returned only very weak anomalous values. All the data are being incorporated into a generative study to drive further follow-up programs.

On the Mobrama East permit, 15 RC drill holes for 1,235 meters have been drilled to test two coincident IP resistivity and chargeability anomalies, which locate along the extension to structures hosting Placer Dome's Nyabigena and Gokona deposits. These are conceptual targets due to recent rift basaltic volcanics covering the area. On the eastern anomaly the drill holes intersected moderate amounts of disseminated pyrite (up to 3%) and pyrrhotite (up to 5%) within silicified intermediate intrusives, silicified greywackes and black shales. However, there was no coincident gold mineralization and this program will be completed in the next field season.

In the Musoma belt, early-stage reconnaissance work is underway to understand geological and structural controls on mineralization in order to evaluate and progress targets within the resource triangle. A feature of the most productive belts in Tanzania is their arcuate shape which is especially apparent in the inner and outer arcs which host the Bulyanhulu and Geita deposits respectively. Gold production from Nyabigena, Gokona and Nyabirama in the Mara belt, and Buhemba in the Musoma belt, highlights the prospectivity of this region to host world-class gold deposits. Generative work continues to identify further exploration opportunities.

Burkina Faso

We recommenced exploration in Burkina Faso. The completion of regional generative models highlighted the southern part of the country as highly prospective. On the basis of this study two permits were acquired, namely Danfora and Kiaka.

The Danfora permit covers a 45km area and locates along the Banfora greenstone belt in the south-west portion of the country. Exploration has highlighted a plus two kilometer long, gold bearing N40º trending shear zone developed along the contact between basalt and volcaniclastics. Detailed field mapping has outlined a plus 60 meter wide zone of mineralization hosted within the basalts and associated with carbonate–silica–sericite–graphite alteration containing disseminated pyrite and pyrrhotite. The host rock, alteration and structural setting are very similar to Syama in Mali. Reconnaissance lithosampling returned grades of between 0.1 and 72.5g/t from quartz veinlets (<5cm) and associated altered basalts with an average grade of 4.2g/t for the 60 samples collected. A five hole reconnaissance diamond drill program was completed at the Moussobadougou 1 target. The holes confirmed the continuity of a 60 to 80 meter wide zone of shearing and strong alteration at the contact between basalts and volcaniclastics. Within this zone multiple gold intercepts from two to 14 meters in thickness and grades from 0.62g/t to 9.45g/t occur.

The Kiaka permit, located in the southeast of the country is at an early stage of exploration. To date mapping and rock sampling have been completed. The results include 38 samples with values ranging from 1g/t to 77g/t and averaging 8.3g/t, 19 of these results are from quartz material (average grade 7.33g/t) and 19 from host rock (average grade 9.3g/t), the host rock consists of strongly foliated biotite rich schists containing disseminated arsenopyrite and pyrite, the rocks are very similar in appearance to the host rocks at Morila, but the foliation is sub-vertical. The mineralized zone presently extends for more than 2.5 kilometers and modeling is underway to prioritize drill locations.

Ghana

A partnership has been established between us and Inter-Afrique Holdings (a Ghanaian company) to identify and exploit profitable business opportunities in Ghana's gold mining sector.

Our primary focus is to build a quality portfolio of projects within Ghana.

Côte d'Ivoire

In Côte d'Ivoire, exploration activities are still suspended pending resolution of the current political impasse. We continue to monitor the situation and hold regular meetings with the government.

Our portfolio in the north of the country includes the Nielle permit which hosts the 3 million ounce Tongon project and complementary satellite targets within a 10 kilometer radius, the Boundiali permit where the advanced target of Tiasso locates and three reconnaissance licenses, which amount to a ground holding of some 2,628km2.

Human Resources Report

We have had a sustainable development and social responsibility strategy since our inception. This strategy forms part of and is fully integrated into our overall business strategy. In common with the business strategy, the sustainable development and social responsibility strategy is regularly updated and has evolved over the years.

Efforts have been maintained during the year to further enhance community relations and to promote and manage the social impact of mining activities on the communities surrounding our operations at Loulo, Morila and elsewhere. Our operations carry out their community development activities in close co-operation with representative local community liaison and development committees set up through consultation and co-operation between the operations and the communities, with input being sought from non-governmental organizations, aid agencies and government departments. During 2004, funds in excess of $1.2 million were allocated specifically to sustainable community development activities at Loulo, Morila, Syama and at our exploration sites.

The Morila community development trust fund became operational early in 2004.

Prior to the sale of Syama to Resolute Mining during the year, we, in partnership with US AID and the Ministry of Mines in Mali, set up and funded an agricultural scheme costing $110,000. This involved initiating several micro-agricultural family businesses such as fish farming, and the stocking of some mine dams and other water sources in the area, chicken farms, irrigated vegetable gardens and donkey rearing. In addition, we were involved in initiating a trust fund for villages surrounding Syama which was funded by an arrangement between us and the International Finance Corporation.

In Senegal, we created a special bursary award system for the University of Senegal's faculty of Earth Sciences. In Mali, we participate in a Malian mining industry bursary scheme which has sent four Malian students to South Africa for mining-related degree courses.

Mark Bristow, our chief executive, accepted an invitation to join the President of Senegal's Economic Advisory Committee. Meetings were held with government ministers in Mali, Tanzania,

Senegal, Ghana, Burkina Faso and Côte d'Ivoire. The President of Burkina Faso visited our representative office in Johannesburg and Loulo was visited by the Malian Minister of Mines during the year. Such regular liaison with governments of the countries in which we operate form part of our focus on building and maintaining effective relationships.

At a national level in Mali, during calendar year 2004, an amount of $17 million was paid to the Malian government in payroll taxes, duties, royalties and dividends by our operations and a further amount of approximately $77 million was paid to Malian businesses for goods and services rendered.

Manpower

Human capital

As we develop and expand, every effort is being made to employ excellent people. Through leadership, a sense of ownership and interpersonal influence, these people are motivated to do "what needs to be done" to make us grow.

"What needs to be done" is defined by consultative strategic planning, which is refreshed at regular intervals and results in its strategy being owned by all our employees. This strategy provides the foundation for the long-term plan (including manpower plans), the fundamental principles of our business, the framework for effective decision making and the action required from our people, the initiating of change and improvements and, most importantly, a rallying point. It enables us to organize our resources and optimize the application of our human capital.

In 2004, there were two significant changes in our leadership structure. Firstly, the exploration and evaluation functions were merged under the leadership of Adrian Reynolds, general manager exploration and evaluation. The new team includes exploration management, managing a very busy exploration program across six countries.

The second major change concerns the building of a top-class operational team for the Loulo mine currently being constructed. Most of the key appointments have been made ahead of the start of operations at Loulo, scheduled for 2005. Amadou Konta has been appointed general manager, becoming the first Malian to head a large gold mine in Mali.

Through involving employees in the business, motivating them and empowering them we have maintained enviable safety, health and low voluntary turnover records at its operations. Our operations have won national safety awards at Syama and Morila, have reduced the incidence of diseases such as malaria in the areas in which they operate and have maintained voluntary turnover of less than 1% per annum.

Corporate

During 2004 we employed 12 persons based in Africa and Europe.

Operational Center

Our operational center is situated in Bamako and has 15 employees that provide financial, accounting, legal and logistical services to exploration projects and mining operations in Mali and the West African region.

Exploration

Exploration had a total complement of 38 permanent and 71 fixed-term contract employees at December 2004. This number was reduced during the year with the transfer of the Mali West exploration team to the Loulo mine.

Loulo

Loulo currently employs 32 persons on a full-time basis and 119 fixed-term contractor staff, employed for the duration of the construction project, through the Malian labor broking company UPS.

Morila

While the number of permanent employees of Morila SA was stable during the year, the number of contractor employees was significantly reduced with the completion of the processing plant extension project.

Seven Bridges Trading 14 (Pty) Limited

We opened a small support subsidiary company in Johannesburg during the year to take over the administrative support services previously supplied by Randgold & Exploration. Seven Bridges employs 15 persons.

Personnel Administration

Standard performance management, job evaluation and housing procedures and systems are operating successfully. Refresher courses have been undertaken to ensure these are fully comprehended by the workforce.

Training and Development

This year the focus has been on management skills, slimes dam design, ore evaluation, induction and safety training.

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

Marketing

We derive the majority of our income from the sale of gold produced by Morila in the form of dore, which we sell under an agreement with the Rand Refinery (Pty) Ltd. Under the agreement, we receive the ruling gold price on the day after dispatch, less refining and freight costs, for the gold content of the dore gold. We have only one customer with whom we have an agreement to purchase all of our gold production. The "customer" is chosen annually on a tender basis from a selected pool of accredited refineries and international banks to ensure competitive refining and freight costs. Unlike other precious metal producers, gold mines do not compete to sell their product given that the price is not controlled by the producers.

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

We also lease offices in London, Dakar, Abidjan, Bamako, Ouagadougou, Mwanza, Accra and Jersey.

The service agreement between us and Randgold & Exploration was terminated by mutual agreement effective from the first of April 2004.

In order to continue to source certain services from South Africa, Seven Bridges Trading 14 (Proprietary) Limited, or Seven Bridges, a wholly owned subsidiary of ours was created.

We have entered into a service agreement with Seven Bridges whereby Seven Bridges will provide certain administrative services to us.

Seven Bridges charges us a monthly fee based on the total employment cost plus 50 percent.

Legal Proceedings

The dispute with Rolls-Royce relating to the failure of the Syama power plant, which it acquired on a 10 year finance lease agreement dated February 25, 2000 was settled out of court in December 2002. In terms of the settlement reached, Syama agreed to pay Rolls-Royce $5.3 million for the balance of the plant and Rolls-Royce has withdrawn all claims and litigation against Syama, us and Randgold & Exploration. Syama had paid an amount of $4 million to Rolls-Royce on December 31, 2003. Resolute assumed the outstanding balance of this settlement when it acquired the Syama mine.

We are not a party to any material legal or arbitration proceedings, nor is any of our property the subject of pending material legal proceedings.

Health and Safety Regulations

Morila has an Hygiene and Security Committee made up of elected labor and specialist management representatives, as outlined in the respective labor code. A similar structure is being implemented for Loulo. This committee designates, from its members, a consultative technical sub-committee charged with the elaboration and application of a concerted policy of improvement of health and security conditions at work. Its composition, attributions and operational modalities are determined by legal provisions and regulations.

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

A.    ORGANIZATIONAL STRUCTURE

The following chart identifies our subsidiaries and our percentage ownership in each subsidiary:

B.    PROPERTY, PLANT AND EQUIPMENT

For a discussion of our principal properties, including mining rights and permits, see "Item 4. Information about the Company—A. History and Development of the Company" and "Item 4. Information about the Company—B. Business Overview." We have all material legal rights necessary to entitle us to exploit such deposits in respect of the Morila mine in Mali to April 2022, and Loulo in Mali to 2029.

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

Item 5.    Operating and Financial Review and Prospects

Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the United States Federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under "Item 3. Key Information–D. Risk Factors" in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

General

We earn all of our revenues in U.S. dollars and the majority of our transactions and costs are denominated or based in U.S. dollars, excluding the Morila mining contract which is denominated in Euros. We also have South African Rand and Communauté Financière Africaine franc denominated costs, which are primarily wages and local material purchases.

Impact of Malian Economic and Political Environment

Our current significant operations are located in Mali and are therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Mali, as discussed under "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business."

Impact of Favorable Tax Treaties

We are a Jersey incorporated company and are not subject to income taxes in Jersey.

In Mali, Morila SA is subject to a five year tax exemption which expires on November 14, 2005. Once the tax exemption expires, Morila SA will be taxed at the greater of 35% of taxable income or 0.75% of gross revenue. The benefit of this exemption was to increase our net income by $11.7 million, $22.5 million and $31.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. Somilo SA also benefits from a five year tax exemption which will expire on the fifth anniversary of the first commercial production.

Revenues

Substantially all of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we have no control. See "Item 3. Key Information – Risk factors – The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold which in the past has fluctuated widely."

We follow a hedging strategy the aim of which is to secure a floor price which is sufficient to protect us in periods of capital expenditure and debt finance, while at the same time allowing significant exposure to the spot gold price. Accordingly, we have made use of hedging arrangements. In addition, in terms of the Morila project loan, we were required to hedge fifty percent of approximately thirty six percent of Morila's first five years of production. These hedges were closed out during the year.

Our financing arrangements for the development of Loulo includes provisions for gold price protection. At March 31, 2005, 365,000 ounces had been sold forward at an average spot price of $432 per ounce. This represents approximately 36% of planned production at Loulo for the period that the project finance is in place.

Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production, which could have a material adverse impact on our revenues.

Our Realized Gold Price

The following table sets out the average, the high and the low afternoon London Bullion Market fixing price of gold and our average U.S. dollar realized gold price during the years ended December 31, 2004, 2003, and 2002.

	Year Ended December 31,
	2004	2003	2002
Average	409	363	310
High	454	416	349
Low	375	320	278
Average realized gold price(1)	382	345	308

(1)	Our average realized gold price differs from the average gold price as a result of different realized prices achieved on the Morila hedge book.

Costs

Our operations currently comprise one open pit operation mined by contractors. Milling operations are undertaken by the mine. Total cash costs in the year ended December 31, 2004 made up approximately 87% of total costs and comprised mainly mining and milling costs, including, labor and consumable stores costs. Consumable stores costs include diesel and reagent costs. Contractor costs represented 41% of total cash costs, with diesel and reagent costs making up 33% of total cash costs. Direct labor costs accounted for approximately 11% of total cash costs. For a definition of cash costs, please refer to "Item 3 – Key Information".

The price of diesel acquired for the Morila operation continued to increase during the year ended December 31, 2004 which impacted negatively on the total cash costs. Should these prices increase further, this could impact significantly on total cash cost mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet. Mining contractor costs which are Euro denominated, also increased during 2004. This was exacerbated by the weakening of the dollar against the Euro which increased our reported US dollar costs.

The remainder of our total costs consists primarily of amortization and depreciation, exploration costs, interest expense and general and administration or corporate charges.

The three-year duty exemption period, ended on November 14, 2004 and duties became payable in accordance with the Malian duty regime on all imported goods. On average, it is anticipated that this will have the effect of increasing the costs of imported goods by 7%, which equates to an overall increase of 1% on total costs. Furthermore, costs will increase as the depth of mining increases.

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

Joint Venture Accounting

We account for our investment in joint ventures under the benchmark treatment for joint ventures under IFRS, which involves the incorporation of our proportionate share of the joint ventures' assets, liabilities, income, expenses and cash flows in the consolidated financial statements under appropriate headings. Should this method of accounting not be permitted in the future, the results of each joint venture would need to be equity accounted. This would require the recognition in the income statement, on a separate line, of our share of the joint ventures' profit or loss for the year. Our interest in the joint venture would be carried on the balance sheet at an amount which would reflect its share of the net assets of the joint venture.

This would result in a presentation of our balance sheet and income statement that differs significantly from the current presentation, but would have no impact on our net income or our net asset value.

Amortization of Mining Assets

Amortization charges are calculated using the units of production method and are based on tonnes processed through the plant as a percentage of total expected tonnes to be processed over the lives of our mines. The lives of the mines are estimated using interpretations of mineral reserves in accordance with the SEC's industry guide number 7. The estimate of the total expected future lives of our mines and therefore the amortization charge to operations, could be materially different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining our mineral reserves. These factors could include: (i) an expansion of proven and probable reserves through exploration activities; (ii) differences between estimated and actual cash costs of mining, due to differences in grade, metal recovery rates and foreign currency exchange rates; and (iii) differences between actual gold prices and gold price assumptions used in the estimation of reserves. Such changes in reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine, which in turn is limited to the life of the proven and probable reserves.

Valuation of Long-Lived Assets

Management annually reviews the carrying value of our long-lived assets to determine whether their carrying values, as recorded in our consolidated financial statements, are appropriate. In determining if the asset can be recovered, we compare the value in use amount to the carrying amount. If the carrying amount exceeds the value in use amount, we will record an impairment charge in the income statement to write down the asset to the value in use amount. To determine the value in use amount, management makes its best estimate of the future cash inflows that will be obtained each year over the life of the mine and discounts the cash flow by a rate that is based on the time value of money adjusted for the risk associated with the applicable project. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows form other asset groups. With the exception of other mine-related exploration potential and, all assets at a particular operation are considered together for purposes of estimating future cash flows.

These reviews are based on projections of anticipated future cash flows to be generated by utilizing the long-lived assets. While management believes that these estimates of future cash flows are reasonable, different assumptions regarding projected gold prices and production costs as discussed above under amortization of mining assets could materially affect the anticipated cash flows to be generated by the long-lived assets. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically.

Hedging and Financial Derivatives

We account for our hedging and financial derivatives in accordance with International Accounting Standard No. 39 Financial Instruments: Recognition and Measurement, or IAS 39. The determination of the fair value of hedging instruments and financial derivatives, when marked-to-market, takes into account estimates such as projected interest rates under prevailing market conditions, depending on the nature of the hedging and financial derivatives.

These estimates may differ materially from actual gold prices, interest rates and foreign currency exchange rates prevailing at the maturity dates of the hedging and financial derivatives and, therefore, may materially influence the values assigned to the hedging and financial derivatives, which may result in a charge to or an increase in our earnings at the maturity date of the hedging and financial derivatives. In addition, certain hedging and financial derivatives are accounted for as cash flow hedges, whereby the effective portion of changes in fair market value of these instruments are deferred in other reserves and will be recognized in the statements of consolidated operations when the underlying production designated as the hedged item is sold. All derivative contracts qualifying for hedge accounting are designated against the applicable portion of future production from proven and probable reserves, where management believes the forecasted transaction is probable of occurring. To the extent that management determines that such future production is no longer probable of occurring due to changes in the factors impacting the determination of reserves, as discussed above under amortization of mining assets, gains and losses deferred in other reserves would be reclassified to the statements of consolidated operations immediately.

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

Deferred Stripping

In general, mining costs are allocated to production costs, inventories and ore stockpiles, and are charged to Mine production costs when gold is sold. However, at our open pit mines, which have diverse grades and waste-to-ore ratios over the mine, we defer the costs of waste stripping in excess of the expected pit life average stripping ratio. These mining costs, which are commonly referred to as "deferred stripping" costs, are incurred in mining activities that are generally associated with the removal of waste rock. The deferred stripping method is generally accepted in the mining industry where mining operations have diverse grades and waste-to-ore ratios; however industry practice does vary.

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

If the expected pit life average stripping ratio is revised upwards, relatively lower stripping costs will, in the future, be deferred in each period, or a relatively higher amount of charges will be written back, thus impacting negatively upon earnings. The opposite is true when the expected pit life average stripping ratio is revised downwards, resulting in more costs being deferred and a positive impact on earnings during the period of cost deferral. Any costs deferred will be expensed in future periods over the life of the Morila mine, resulting in lower earnings in future periods. Therefore, deferred stripping can be defined as a cost method whereby waste stripping costs are matched with the sale of gold, by assigning each ounce of gold with an equivalent amount of waste removal costs. If we were to expense stripping costs as incurred, there might be greater volatility in our results of operations.

During 2004, a committee of the Emerging Issues Task Force ("EITF") began discussing the accounting treatment for stripping costs incurred during the production phase of a mine under U.S. GAAP. In March 2005, the EITF reached a consensus (ratified by the Financial Accounting Standards Board) that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. The EITF consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. We are currently evaluating the impact on our U.S. GAAP financial position and results of operations.

See "Item 5 – Operating and Financial Review and Prospects – Recent Accounting Pronouncements".

Recent Accounting Pronouncements

IFRS

IFRS 2 – Shared based payments

IFRS 2 requires an entity to recognize share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity.

Effective for the year beginning January 1, 2005.

IFRS 3 – Business Combinations

All business combinations within the scope of IFRS 3 must be accounted for using the purchase method. The pooling of interests method is prohibited. Costs expected to be incurred to restructure an acquired entity's (or the acquirer's) activities must be treated as post-combination costs, unless the acquired entity has a pre-existing liability for restructuring its activities. Intangible items acquired in a business combination must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their faire value can be measure reliably. Identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be initially measured at faire value. Amortisation of goodwill and intangible assets with indefinite useful lives is prohibited. Instead they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment.

Effective for the year beginning January 1, 2005

IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations

IFRS 5 requires assets that are expected to be sold and meet specific criteria to be measured at the lower of carrying amount and fair value less costs to sell. Such assets should not be depreciated and should be presented separately in the balance sheet. It also requires operations that form a major line of business or area of geographical operations to be classified as discontinued when the assets in the operations are classified as held for sale. These requirements relating to assets held for sale and the timing of the classification of discontinued operations are substantially the same as the equivalent requirements in U.S. GAAP. The type of operation that can be classified as discontinued is narrower than under U.S. GAAP.

Effective for the year beginning January 1, 2005

Other developments – IASB

14 IAS standards were improved (1, 2, 8, 10, 16, 17, 21, 24, 27, 28, 31, 33, 36, 40) and IAS 15 withdrawn. The changes have removed accounting choices and are expected to result in better reporting. New guidelines and significantly enhanced disclosures have been introduced. Limited revisions were also made to IAS 32 and 39.

The improvements and amendments are effective for periods beginning on or after January 1, 2005. Earlier adoption is encouraged.

All changes to each individual standard must be implemented at a point – selective application is prohibited.

IFRIC Interpretations

IFRIC Interpretation 1 – Changes in Existing Decommissioning, Restoration and Similar Liabilities

This Interpretation addresses how the effect of the following events that change the measurement of an existing decommissioning, restoration or similar liability should be accounted for :

a)	a change in the estimated outflow of resources embodying economic benefits (e.g. cash flows) required to settle the obligation;

b)	a change in the current market-based discount rate as defined in paragraph 47 of IAS 37 (this includes changes in the time value of money and the risks specific to the liability); and

c)	an increase that reflects the passage of time (also referred to as the unwinding of the discount).

Effective for the year beginning January 1, 2005.

U.S. GAAP

In December 2004, the Financial Accounting Standards Board, or the FASB, issued Statement of Financial Accounting Standards No. 123R "Share-Based Payment", or FAS 123R. FAS 123R revised Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and its related implementation guidance. FAS 123R requires measurement and recording to the financial statements the costs of employee services received in exchange for a award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide service in exchange for such award. We will adopt the provisions of FAS 123R on January 1, 2006 and anticipate using the modified prospective application. Accordingly, compensation expense will be recognized for all newly granted awards and awards modified, repurchased, or cancelled after July 1, 2005. Compensation costs for the unvested portion of awards that are outstanding as of July 1, 2005 to be recognized ratably over the remaining vesting period. The compensation costs for the unvested portion of awards will be based on the fair value at date of grant as calculated for our pro forma disclosure under FAS 123. The effect on net income and earnings per share in the periods following adoption of FAS 123R are expected to be consistent with our pro forma disclosure under FAS 123, except that estimated forfeitures will be considered in the calculation of compensation expense under FAS 123R. Additionally, the actual effect on net income and earnings per share will vary depending upon the number and fair value of options granted in 2005 compared to prior years.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs – an amendment of ARB NO. 43, Chapter 4," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as current period costs. It also requires that allocations of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Statement applies to inventory costs incurred in the first fiscal year beginning after June 15, 2005. We are currently determining the impact on our financial position and results from operations.

During 2004, a committee of the EITF began discussing the accounting treatment for stripping costs incurred during the production phase of a mine. In March 2005, the EITF reached a consensus (ratified by the FASB) that stripping costs incurred during the production phase of a mien are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. The EITF consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. We are currently evaluating the impact on our financial position and results of operations.

A.    OPERATING RESULTS

Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto, and other financial information appearing elsewhere in this Annual Report.

Years Ended December 31, 2004 and 2003

Revenues

Total revenues decreased by $32.8 million, or 28.1%, from $116.5 million for the year ended December 31, 2003 to $83.7 million for the year ended December 31, 2004.

Product Sales

From the year ended December 31, 2003 to the year ended December 31, 2004, gold sales revenues decreased by $36.2 million, or 33.1%, from $109.6 million to $73.3 million. This was mainly due to 114,897 less ounces available for sale as a result of a drop in head grade from 8.33g/t to 5.20 g/t compounded by a decrease of 3.1% in recoveries, partially offset by an increase in throughput of 7.5% and an improved average gold price per ounce of $382 for 2004 compared to $345 for 2003.

Interest Income

Interest income amounts consist primarily of interest received on cash held at banks. Interest income of $1 million for the year ended December 31, 2004, is consistent with the interest income of $1 million for the year ended December 31, 2003.

Exchange Gains

The exchange gain for the year ended December 31, 2004 of $1.0 million is lower than the exchange gain of $3.8 million, for the year ended December 31, 2003 as the prior year figure includes realized and unrealized exchange gains of $1.6 million for the Morila operation, compared to a realized exchange gain of $0.1 million in 2004. Trading exchange gains were also lower in 2004, compared to 2003.

Other Income

Other income of $1.5 million for the year ended December 31, 2004 consists mainly of cost recoveries of $0.7 million, compared to $0.9 million for the year ended December 31, 2003 and various other income received at Morila and on a corporate level.

Profit on sale of Syama

In April 2003, we entered into an option agreement with Resolute Mining, over our interest in the Syama Mine in Mali. In terms of the agreement, Resolute Mining was given a 12 month period in which to conduct a full due diligence over Syama.

On April 5, 2004, Resolute Mining exercised its option to buy our 80% interest in the Syama Mine. Resolute Mining paid us $9.9 million, resulting in a profit on sale of $7.1 million (after transaction fees of $1.2 million). Furthermore, at a gold price of more than $350 per ounce, we would receive a royalty of $10 per ounce on the first million ounces of production from Syama and $5 per ounce on the next three million ounces based on the attributable ounces acquired by Resolute Mining. No royalty has been received during the year ended December 31, 2004, since the Syama mine is still on care and maintenance.

Costs and Expenses

Total Cash Costs

The following table sets out our total ounces produced and total cash cost per ounce for the years ended December 31, 2004 and 2003 (for a definition of cash costs, please see "Item 3. Key Information – A. Selected financial data"):

	Year Ended December 31,
	2004		2003
	Ounces	$ Per Ounce	Ounces	$ Per Ounce
Morila (40% share)	204,194	184	317,597	100

From the year ended December 31, 2003 to the year ended December 31, 2004, our total cash cost per ounce increased $84 per ounce, or 84%, from $100 per ounce to $184 per ounce, as a result of decreased production ounces and increases in diesel and mining contractor costs.

Transfer to Deferred Stripping Costs

The increase in the transfer to deferred stripping costs of $0.5 million or approximately 15% from $3.5 million for the year ended December 31, 2003 to $4.0 million for the year ended December 31, 2004, was due to the relative waste stripped being more in the year ended December 31, 2004 than in the year ended December 31, 2003 and still in excess of the life of the mine estimated stripping ratio. This was in line with the life of mine plan.

Depreciation and Amortization

Depreciation and amortization charges decreased by $1.6 million, or 16% from $10.3 million for the year ended December 31, 2003 to $8.7 million for the year ended December 31, 2004. The decrease was mainly due to the reclassification of assets which took place in 2003. The charge in 2004 is therefore comparable with the charge in 2002.

Interest Expense

Interest expense for the year ended December 31, 2004 was $1.6 million and $1.9 million for the year ended December 31, 2003 and comprised mainly interest on our attributable share of the Morila project financing facility. The decrease is due to the loan being fully repaid in June 2004.

(Gain)/loss on Derivative Financial Instruments

The gain on derivative financial instruments of $2.2 million for the year ended December 31, 2004 and the loss on financial instruments of $1.7 million for the year ended December 31, 2003, represents the change in the fair value between December 31, 2004 and 2003, for those derivative financial instruments that did not qualify for hedge accounting.

The Loulo instruments were previously deemed speculative for accounting purposes and any marked-to-market movements had to be accounted for through the income statement. With the completion of the final mining schedules and feasibility study, as well as credit approval of the project financing, the hedged ounces were rolled out and matched to future production. This means that the marked-to-market valuation is now accounted for in equity. The Morila hedge book was fully utilized in 2004.

Royalties

Royalties decreased by $2.3 million, or 31%, from $7.6 million for the year ended December 31, 2003 to $5.3 million for the year ended December 31, 2004. The decreased royalties reflect decreased gold sales.

General and Administrative Expenses

General and administrative costs comprise various expenses associated with providing administration support services to the Morila mine. These charges increased to $6.8 million for the year ended December 31, 2004 from $6.1 million for the year ended December 31, 2003 reflecting the payment of custom duties since November 2003, and an increase in site administration and environmental expenditure.

Exploration and Corporate Expenditure

Exploration and corporate expenditures were $15.5 million for the year ended December 31, 2004 and $17 million for the year ended December 31, 2003. The expenditure for both years reflects largely activities which are focused on the defining of additional mineralized materials and converting them to reserve ounces, in particular for the Loulo Project, and additional drilling programs in Senegal, the Morila region and more recently Tanzania, Burkina Faso and Ghana. The decrease in expenditure of $1.5 million from the prior year, is the result of savings in exploration related staff expenditure.

Exchange Losses

The exchange losses for the year ended December 31, 2004 of $1.4 million and $1.9 million for the year ended December 31, 2003 relate primarily to Morila and result from the weakening of the U.S. dollar against other currencies in which goods and services are denominated.

Other Expenses

Other expenses of $1.1 million for the year ended December 31, 2004 consist mainly of costs associated with the care and maintenance of Syama for the period ending March 2004 and insurance costs. Other expenses of $4.9 million for the year ended December 31, 2003 comprise operational and other costs associated with the care and maintenance of Syama, insurance costs and tax penalties paid.

Minority Interests

The minority interest for the years ended December 31, 2003 represents the net of the 20% minority share of the losses in the Syama mine and the 20% minority share of losses on the Loulo Project. No minority interest was booked in 2004, as all costs directly related to the construction of the Loulo mine were capitalized and the Syama mine was sold in April 2004.

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

Exchange Gains

The exchange gain for the year ended December 31, 2003 of $3.8 million is higher than the exchange gain of $2.4 million, for the year ended December 31, 2002 as it includes an unrealized exchange gain of $0.9 million and a realized gain of $0.7 million resulting from our treasury activities. The prior year exchange gain related primarily to the Morila operation.

Other Income

Other income of $2.1 million for the year ended December 31, 2003 consists mainly of option fees receivable of $0.7 million, reversal of the doubtful debts provision of $0.5 million and recoveries of $0.9 million, compared to $0.5 million for the year ended December 31, 2002.

Costs and Expenses

Total Cash Costs

The following table sets out our total ounces produced and total cash cost per ounce for the years ended December 31, 2003 and 2002 (for a definition of cash costs, please see "Item 3. Key Information – A. Selected financial data"):

	Year Ended December 31,
	2003		2002
	Ounces	$ Per Ounce	Ounces	$ Per Ounce
Morila (40% share)	317,597	100	421,126	74

From the year ended December 31, 2002 to the year ended December 31, 2003, our total cash cost per ounce increased $26 per ounce, or 35%, from $74 per ounce to $100 per ounce, as a result of decreased production and increases in diesel and mining contractor costs.

Transfer to Deferred Stripping Costs

The decrease in the transfer to deferred stripping costs of $1.5 million or approximately 30% from $5 million for the year ended December 31, 2002 to $3.5 million for the year ended December 31, 2003, was due to the actual waste stripped being less in the year ended December 31, 2003 than in the year ended December 31, 2002 but still in excess of the life of the mine estimated stripping ratio.

Depreciation and Amortization

Depreciation and amortization charges increased by $1.5 million, or 17% from $8.8 million for the year ended December 31, 2002 to $10.3 million for the year ended December 31, 2003. The increase was mainly due to the reclassification of assets in the fixed asset register into various categories. Previously, all assets were amortized over the life of the mine. Depreciation and amortization in both years were largely related to Morila assets. There was no depreciation and amortization charge for the Syama mine as all assets had been impaired in previous years.

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

Loss on Derivative Financial Instruments

The loss on derivative financial instruments of $1.7 million for the year ended December 31, 2003 and $0.3 million for the year ended 2002, represents the change in the mark-to-market, between December 31, 2002 and 2003, for those financial instruments that did not qualify for hedge accounting.

The loss on financial instruments at December 31, 2003 mainly results from the mark-to-market valuation of the forward sales and forward rate agreements taken out as part of the Loulo Project financing. These have been taken out at the corporate level and are currently classified as speculative and are therefore accounted for through the profit and loss statement.

Morila has entered into gold forward sales and gold option trades to support the financing of the project. These obligations of Morila are non-recourse to us, were margin free and fully closed out by the end of December 2004.

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

B.    LIQUIDITY AND CAPITAL RESOURCES

Cash Resources

Operations

Net cash provided by operations was $4.3 million for the year ended December 31, 2004 and $51.2 million for the year ended December 31, 2003. The $46.9 million decrease was mainly the result of lower grades and lower production at Morila, compared to the previous year.

Net cash provided by operations was $51.2 million for the year ended December 31, 2003 and $70.6 million for the year ended December 31, 2002. The $19.4 million decrease was the result of lower grades and lower production at Morila, compared to the previous year.

Investing

Investing activities for the year ended December 31, 2004 utilized $57 million compared to $6 million utilized for the year ended December 31, 2003. This was due to development expenditure incurred in 2004 in the construction of the Loulo Mine.

Investing activities for the year ended December 31, 2003 utilized $6 million as compared to $5.5 million utilized for the year ended December 31, 2002. Both years represent ongoing capital expenditure at Morila.

Financing

Financing activities for the year ended December 31, 2004 generated net cash of $25.5 million compared to net cash generated of $0.6 million for the year ended December 31, 2003. The net cash generated in the year ended December 31, 2004 related mainly to the first draw down of $35 million on the Loulo Project loan in December 2004, partially offset by repayment of the Morila project loan.

Credit and Loan Facilities

On April 7, 2000, we concluded a $90 million loan with a consortium of financial lenders led by NM Rothschild for the development of Morila. We referred to this loan as the Morila Project Loan. The loan carried interest at U.S. three month LIBOR plus 2% per annum. At December 31, 2003, the interest rate on this loan was 3.29%. The loan was scheduled to be repaid over 5 years with the first payment having been made on June 30, 2001, and was collateralized by the assets of Morila. Also, we had pledged our interest in Morila Limited and related assets and the Morila joint venture had pledged its interest in Morila and related assets to secure Morila's obligations under the Morila Project Loan Agreement. In addition to the periodic payments of principal, Morila was required to make interest payments at periodic intervals. The loan was fully repaid in June 2004.

During the year ended December 31, 2000, Morila entered into a finance lease for five Rolls-Royce generators under the terms of a Deferred Terms Agreement between us and Rolls-Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate of which at December 31, 2004 was approximately 20% per annum. Our attributable share of this finance lease amounted to $5.8 million at December 31, 2004 and $6.7 million at December 31, 2003. Together with AngloGold Ashanti, we have guaranteed the repayment of the lease.

Somisy and Randgold Resources Mali SARL, our subsidiaries, had a Communauté Financière Africaine franc denominated, uncollateralized overdraft facility of approximately $1.6 million with Banque de Developpement du Mali bearing interest at a fixed interest rate of 10.25% per annum at December 31, 2003. The Somisy facility was taken over by Resolute Mining as part of the sale of Syama.

On August 28, 2002, the Syama hedge transactions were closed through a cancellation agreement with NM Rothschild. On that date, we agreed to buy gold call options to offset existing positions with NM Rothschild comprised of 148,500 ounces at $353/ounce at a cost of $1,805,760. In lieu of the existing premium, NM Rothschild agreed to lend us that amount on a pre-agreed payment schedule requiring us to repay the loan monthly through the 2004 fiscal year. This loan carried interest at the relevant interbank rate plus 3%, which equated to an average rate of 4.37% at December 31, 2003. The liability was fully paid by the end of 2004.

Morila also has a finance lease with Air Liquide relating to three oxygen generating units. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which at December 31, 2004 stood at approximately 3.09%.

Somilo SA also has a $0.6 million loan from the Government of Mali. This loan is uncollateralized and bears interest at the base rate of the Central Bank of West African States plus 2% per annum. This loan is repayable from cash flows of the Loulo mine after the repayment of all other loans. At December 31, 2004, the interest rate on this loan was 7%.

The $60 million Loulo Project Loan was arranged by NM Rothschild & Sons Limited and SG Corporate & Investment Banking, who have been joined in the facility by Absa Bank and HVB Group, and is repayable between June 2006 and September 2009.

A first installment of $35 million was drawn against the project loan in December 2004. The loan is collateralized over the assets of the Loulo Project. Additionally, we have pledged our interest in Randgold Resources (Somilo) Limited and related assets, and Randgold Resources (Somilo) Limited has pledged our interest in Somilo and related assets to secure Somilo's obligations under this loan. The loan is guaranteed by us until economic completion of the project has been achieved, which is expected before December 31, 2007. The loan bears interest at LIBOR plus 1.75% pre-completion of the Loulo capital program, or at any time when we continue to be a guarantor of the facility. Post completion until the fourth anniversary of signing facility documentation, the interest rate is LIBOR plus 2.10% and thereafter 2.25%. The weighted average interest rate for the year amounted to 4.17%.

Under the term of this loan, we are required to enter into certain gold price forward sales. 365,000 ounces of gold have been sold forward over the financial years 2005 to 2009, at an average forward price of $432 per ounce. The facilities are margin free.

Various debt covenants apply to the loan, including:

•	Hedging arrangements reasonably acceptable to N M Rothschild & Sons Limited will remain in place. We will continue to provide evidence to the effect that we or Somilo Limited have entered into committed hedging agreements and that the proceeds of sale of gold are sufficient to ensure that, as at all calculation dates scheduled, it is and will continue to be in compliance with required financial ratio's ;

•	Limitations on material asset disposals and acquisitions;

•	Restrictions with regards to the repayment of inter-company debt or dividend payments by Somilo;

•	Maintain insurance with reputable insurance companies;

•	Establish a Debt Service Reserve Account with the minimum credit balance on all dates equal to the aggregate principal amount of and interest accruing on the loan and the aggregate amount of premium accruing in connection with the Political Risk Insurance during the six month period commencing on such date;

•	Limitations on additional indebtedness by us; and

•	Certain financial ratios need to be adhered to throughout the loan agreement.

Corporate, Exploration, Development and New Business Expenditures

Our expenditures on corporate, exploration, development and new business activities for the past three years are as follows:

	Year Ended December 31,
	2004	2003	2002
Area	(dollars in thousands)
Africa	8	190	239
Burkina Faso	957	—	944
Mali	4,767	7,597	8,521
Tanzania	3,343	1,756	—
Côte d'Ivoire	949	1,603	5,190
Senegal	3,932	2,749	1,791
Merger transaction costs	—	3,112	—
Ghana	1,589	—	—
Total exploration and corporate expenditure	15,529	17,007	16,686

The main focus of exploration work is on our advanced projects in Mali West, around Morila and in Senegal and more recently Tanzania, Burkina Faso and Ghana.

The Tongon project in Côte d'Ivoire is at an earlier stage of feasibility, where the data currently available is less accurate but of a sufficient level of detail for preliminary economic analysis to be undertaken. As a result of the political situation in Côte d'Ivoire, which started in September 2002, no further exploration activity has been possible on the project.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The related obligations as at December 31, 2004 are set out below:

Contractual Obligations	1 Year	1-5 Years	After 5 Years	Total
	(dollars in thousands)
Long-term debt	—	35,042	—	35,042
Short-term borrowings	—	—	—	—
Capital lease obligations	1,156	4,392	1,284	6,832
Unconditional purchase obligations	17,119	—	—	17,119
Total contractual cash obligations	18,275	39,434	1,284	58,993
Other long-term obligations	537	15,131	3,701	19,369

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

The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London Bullion Market fixing price of gold in U.S. dollars for the past ten years. On December 31, 2004, the morning fixing price of gold on the London Bullion Market was $438 per ounce.

	Price Per Ounce ($)
Year	High	Low	Average
1995	396	372	384
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	320	363
2004	454	375	409

Item 6.    Directors, Senior Management and Employees

A.    DIRECTORS AND SENIOR MANAGEMENT

Our Articles of Association provide that the board must consist of no less than two and no more than 20 directors at any time. The board currently consists of 7 directors.

Our Articles of Association provide that any new director should be reelected by the shareholders at the annual general meeting following the date of the director's appointment. Furthermore, each director is subject to reelection on a rotation basis every three years as required by our Articles of Association and the Companies (Jersey) Law, 1991. Dr. D.M. Bristow and Mr. R.A. Williams' positions as executive directors were the subject of an ordinary resolution at the annual general meeting held on April 25, 2005, as requested by our Articles of Association.

According to the Articles of Association, the board meets at intervals determined by the board from time to time.

The address of each of our executive directors and non-executive directors is the address of our principal executive offices, La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands.

Executive Directors

D. Mark Bristow (46) Chief Executive Officer. Dr Bristow was appointed a director in August 1995 and Chief Executive Officer in October 1995. A geologist with more than 22 years' experience in the mining industry, he holds a Ph. D. in Geology from Natal University, South Africa. Prior to this he held executive responsibility for the exploration and new business activities of Randgold & Exploration from 1992 to 1995. During the period 1995 to 1997 he also directed the re-engineering of the reserve management functions of the gold mining of the Randgold & Exploration Group and its affiliated gold mining companies. He has held directorships in Harmony Gold Mining Company Limited and DRD Gold Limited.

Roger A. Williams (41) Finance Director. Mr. Williams is a chartered accountant with 17 years experience in finance including eight years in the mining industry. Prior to joining us in January 1997, he was a financial manager for Kimberly-Clark of Southern Africa and an audit manager with Deloitte & Touche in the United Kingdom. In November 2001 he was appointed an alternate director and was appointed as Finance Director in April 2002.

Non-Executive Directors

Philippe Liétard (56) Non-Executive Chairman; Mr. Liétard was appointed a director in February 1998. Mr. Liétard was managing director of the Global Natural Resources Fund from 2000 to 2003. Prior to July 2000, he was director of the Oil, Gas and Mining Department of the International Finance Corporation. His experience in corporate and project finance with UBS, IFC and the World Bank extends over 30 years, most of them in the minerals business and in Africa. Mr. Liétard is now an independent consultant and a promoter of mining and energy investments. He was appointed a director in February 1998 and chairman in November 2004.

Bernard H. Asher (68) Non-Executive Director; Chairman of the audit committee and Member of the remuneration committee. 1986 – 1998, he was an executive director of HSBC Holdings plc and chairman of HSBC Holdings subsidiary, HSBC Investment Bank plc. He was chairman of Lonrho Africa plc, vice-chairman of the Court of Governors of the London School of Economics and of the Legal & General Group plc and a director of Morgan Sindall plc. He is Chairman of Lion Trust Asset Management and a senior independent director of Morgan Sindall plc. He was appointed a director in June 1997 and senior independent director in October 2003.

Jean-Antoine Cramer (73) Non-Executive Director; Member of the audit committee. Mr. Cramer was appointed a director in June 1997. Mr. Cramer was senior partner in Messieurs Cramer & Cie, a Geneva portfolio management company and was president of the Corporate Association of Geneva Investment Managers and lectures on various topics relating to politics and economics.

Robert I. Israel (55) Non-Executive Director; Chairman of the remuneration committee. Mr. Israel was appointed a director in June 1997. Mr. Israel is a partner at Compass Advisers, LLP. Until April 2000, Mr. Israel served as a managing director of Schroder & Co. Inc. and head of its Energy Department. He has 26 years of experience in corporate finance, especially in the natural resources sector.

Aubrey L. Paverd (66) Non-Executive Director; Member of the audit committee. Dr. Paverd was appointed a non-executive director in August 1995. He is also a director of the Peruvian mining company Cia. Minas Buenaventura. Dr. Paverd is now an independent consultant. He has 42 years of international geological experience.

Executive Officers

David Haddon (47) General Counsel and Secretary. Having overseen our administrative obligations from our incorporation in 1995, Mr. Haddon assumed full secretarial responsibility when we became listed on the London Stock Exchange in July 1997. He has over 20 years of legal and administrative experience. He assumed the responsibility as general counsel in January 2004. He is a director of Seven Bridges Trading 14 (Pty) Limited.

Bill Houston (57) General Manager — Human Resources. Mr. Houston joined us in 1992 as group training and development manager and currently heads the human resources function. He has 24 years of human resources experience. He is a director of Morila SA and Seven Bridges Trading 14 (Pty) Limited.

Amadou Konta (47) General Manager – Loulo. Amadou has a degree in civil engineering as well as several management and project management qualifications. He was appointed mine foreman and superintendent at Syama mine and served as mine manager from 1997. In 2001 he was promoted as our construction manager in Mali and was appointed Loulo general manager on October 1, 2004.

Victor Matfield (40) Manager - Corporate Finance. Mr. Matfield is a chartered accountant with 12 years experience in the mining industry. He was appointed corporate finance manager in August 2001, prior to that he served as financial manager of the Syama mine and of the Morila capital project. He is a director of Seven Bridges Trading 14 (Pty) Limited.

Chris Prinsloo (54) Group Commercial and Financial Manager. Mr. Prinsloo became Group Financial Manager in January 2002. He has 32 years of experience in the mining industry. He is a director of Somilo SA and Morila SA.

Richard Quarmby (45) Technical Manager. Mr. Quarmby is a qualified chemical engineer with extensive experience in the mining industry. He joined our metallurgical team in 1997, playing a pivotal role in the development and implementation on site of the Syama and Morila metallurgical plant designs. His responsibilities include metallurgical development through liaising with partner consultants and evaluating all technical and economic implications with the aid of both proprietary and in-house developed software.

Adrian J. Reynolds (50) General Manager — Exploration and Evaluation. Mr. Reynolds has 24 years experience in the exploration and mining industries and was part of the team that developed our original strategy. He leads the exploration team and manages the evaluation of early stage and development projects. He is responsible for the Morila technical oversight and for compilation of our technical audits, due diligences and feasibility studies. He is a director of Morila Limited and Somilo SA.

Mahamadou Samake (57) General Manager — Randgold Resources Mali. Mr. Samake is the general manager of the Bamako office and is a director of our Malian subsidiaries. He is also a professor of company law at the University of Mali.

John Steele (44) General Manager — Capital Projects. Mr. Steele has overseen the capital expansion program at the Syama mine and at the beginning of July 1998, assumed the position of general manager capital projects for the Randgold Resources Group, overseeing the construction of Morila. He is a director of Somilo SA and Morila Limited and is currently leading the Loulo construction project.

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

The date of appointment, date of expiration and length of service for each of our directors is set forth in the table below:

Director	Date of Appointment	Date of Expiration of Term	Number of Years Service
Executive
D.M. Bristow	8/11/95	5/31/08	9
R.A. Williams	5/01/02	5/31/08	3
Non-Executive
B.H. Asher	6/12/97	5/05/06	7
J.A. Cramer	6/12/97	5/05/06	7
R.I. Israel	6/12/97	5/05/07	7
P. Liétard	2/11/98	5/05/07	6
A.L. Paverd	7/29/95	5/05/06	9

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

The board has accepted the recommendations of the remuneration committee relating to non-executive directors' fees. Following acceptance by the board, the recommendations were submitted to shareholders and were approved on the annual general meeting held on April 25, 2005, as follows:

•	A general retainer to all non-executive directors of $45,000;

•	An annual committee assignment fee of $25,000, with an additional premium for membership of the audit committee of $10,000;

•	The chairman of a board committee to receive a committee assignment fee of $40,000;

•	The senior independent director, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional $75,000;

•	The non-executive chairman, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional $90,000;

•	An award to each director of $30,000 to be translated into a number of "restricted" shares. The shares are to vest over a three year period from the date of the award, January 1, 2005. Vesting would accelerate on the following conditions:

•	Termination other than resignation or dismissal;

•	Voluntary retirement after the age of 65 with a minimum of three years service as a director; and

•	Change in control of the company.

A director must hold shares at least equal in value (as at the beginning of the year) to the general annual retainer. A director would be granted three years in which to acquire the required shareholding and this period could be extended by the unanimous approval of the uninterested directors. If the number of shares were to fall below the threshold due to a fall in the share price, no additional purchase of shares would be required. Currently, other than Mr Liétard, all the directors hold shares equal to the value of the general annual retainer.

Non-executive directors have been granted options to purchase our ordinary shares. Details of the options held by the non-executive directors are shown below.

On May 11, 2005 the $30,000 award was allocated to each of the non-executive directors for the purpose of acquiring restricted stock. The price of the restricted stock calculation was the Nasdaq National Market closing price on May 10, 2005, being $12.78. In terms of the policy, 783 shares were issued directly to each non-executive director and 1,565 shares would be held as restricted stock'. Non-executive directors would be entitled to the second tranche, subject to agreed conditions, on January 1, 2006 and the final balance on January 1, 2007.

During the year ended December 31, 2004, the aggregate compensation paid or payable to our directors and executive officers as a group was approximately $5.8 million, of which $5.35 million was payable to directors.

The following table sets forth the aggregate compensation for each of the directors:

	Basic Salary/Fees December 31,		Bonus/Service Contract December 31,		Other Payments December 31,		Total December 31,
	2004 ($)	2003 ($)	2004 ($)	2003 ($)	2004 ($)	2003 ($)	2004 ($)	2003 ($)
Executive
R. A. R. Kebble(1)	343,750	375,000	1,118,022	1,000,500	1,093,750	—	2,555,522	1,375,500
D. M. Bristow(2)	530,156	462,000	1,118,022	1,062,500	535,250	—	2,183,428	1,524,500
R. A. Williams	239,040	187,000	372,674	491,500	—	—	611,714	678,500
Sub-total	1,112,946	1,024,000	2,608,718	2,554,500	1,629,000	—	5,350,664	3,578,500

	Basic Salary/Fees December 31,		Bonus/Service Contract December 31,		Other Payments December 31,		Total December 31,
	2004 ($)	2003 ($)	2004 ($)	2003 ($)	2004 ($)	2003 ($)	2004 ($)	2003 ($)
Non-Executive
B. H. Asher	115,000	115,000	—	—	—	—	115,000	115,000
J-A. Cramer	85,000	97,500	—	—	—	—	85,000	97,500
R. I. Israel	68,000	66,000	—	—	—	—	68,000	66,000
P. Liétard	102,500	97,500	—	—	—	—	102,500	97,500
F. Lips(3)	15,000	65,000	—	—	—	—	15,000	65,000
A. L. Paverd	85,000	97,500	—	—	—	—	85,000	97,500
TOTAL	1,583,446	1,622,500	2,554,500	2,554,500	1,629,000	—	5,821,164	4,117,000

(1)    In November 2004, Mr. R.A.R. Kebble, following the signature of a termination agreement, resigned from the board. The terms of the Mr. Kebble's agreement provided for:

•	Payment of all monies due in terms of his existing contract of employment, which was due to run until May 31, 2006, amounting to $593,750;

•	All unexercised share options at the date of the agreement, amounting to 133,400 options at a strike price of $3.25, were to be unrestricted and to vest with immediate effect;

•	An additional payment of $500,000; and

•	Payment of any bonus that Mr. Kebble would have been entitled to in accordance with the terms of his employment contract had he not resigned with effect from November 3, 2004.

(2)    Other payments comprise the grant of restricted shares to Dr. D.M. Bristow.

(3)    Mr. F. Lips retired from the board on February 19, 2004.

The executive directors do not receive any benefits in kind and the only long-term incentive scheme is the Share Option Scheme.

The bonus is calculated on the movement in our share price based on a calendar year to March 31. The 2004 bonuses, as shown above reflect the amounts paid in April 2004 based on the movement in the share price from April 1, 2003 to March 31, 2004, being $6.625 to $9.827.

Share options exercised by the directors during 2004 and up to April 30, 2005 are detailed below:

Name	Number of Options Exercised	Average Exercised Price ($)
R. A. Williams	94,520	3.14
D. M. Bristow	166,700	3.25
R A R Kebble	133,400	3.25
A L Paverd	24,500	1.65

The high and low share prices for our ordinary shares for the year on the London Stock Exchange were (pounds sterling) 7.81 and (pounds sterling) 4.29, respectively and our high and low price for our ADRs on the Nasdaq National Market were $14.23 and $7.76 respectively. The ordinary share price on the London Stock Exchange and the price of an ADR on the Nasdaq National Market at December 31, 2004 was (pounds sterling) 5.93 and $11.36 respectively.

Share options outstanding at April 30, 2005 and held by directors and executive officers were as follows:

Name	Options to Purchase Ordinary Shares	Expiration Date	Exercise Price ($)
Executive Directors

D.M. Bristow	166,700	7/11/12	3.25
R.A. Williams	27,760	4/30/12	3.03
	66,700	7/11/12	3.25
	125,000	8/05/14	8.05
Non-Executive Directors

B.H. Asher	24,500	1/28/11	1.65
J-A. Cramer	24,500	1/28/11	1.65
R.I. Israel	24,500	1/28/11	1.65
P. Liétard	24,500	1/28/11	1.65

Officers
D.J. Haddon	56,000	7/11/12	3.25
	75,000	8/05/14	8.05
W.R.A. Houston	31,400	7/11/12	3.25
	75,000	8/05/14	8.05
A. Konta	7,400	3/24/09	1.75
	60,000	8/05/14	8.05
V. Matfield	53,400	7/11/12	3.25
	75,000	8/05/14	8.05
C.J. Prinsloo	26,700	7/11/12	3.25
	75,000	8/05/14	8.05
R. Quarmby	13,400	7/11/12	3.25
	60,000	8/05/14	8.05
A.J. Reynolds	41,400	7/11/12	3.25
	75,000	8/05/14	8.05
M. Samake	13,400	7/11/12	3.25
	75,000	8/05/14	8.05
J. Steele	26,700	7/11/12	6.50
	85,000	8/05/14	8.05

C.    BOARD PRACTICES

Directors' Terms of Employment

Service contracts have been concluded with two executive directors. Mr. R.A. Williams current agreement runs until May 31, 2006. Given our size and management team, the board considers periods of employment in excess of one year appropriate. The board has agreed to a rolling three year contract for Dr. D.M. Bristow and this has been approved based on the importance attributed to his contribution to our overall strategic direction and performance. In the event of unilateral termination, we would be required to compensate the director concerned for any outstanding amounts due in terms of the contract.

In terms of the new service contract entered into with Dr. D.M. Bristow, the board on the recommendation of the remuneration committee has awarded the CEO restricted stock amounting to 150,000 shares. The award was subject to agreed performance criteria set for the 2004 financial year. Since Dr. D.M. Bristow has met these criteria, one third of the shares has become due by December 31, 2004 and the remaining two thirds from the end of the next two financial years. On May 11, 2005 the award of 150,000 restricted shares was granted to Dr. D.M. Bristow. The price of the restricted stock calculation was the Nasdaq National Market closing price on May 10, 2005 being $12.78. Having met the performance criteria, Dr. D.M. Bristow was issued 50,000 ordinary shares and the remaining two thirds are held as restricted stock. Dr D.M. Bristow would be entitled to the second tranche on January 1, 2006 and the balance on January 1, 2007.

On August 16, 2004, the board approved a resolution awarding Mr. R.A. Williams 125,000 share options in accordance with the rules of the current share option scheme. The options were awarded at a price of $8.05, being the trading price of the company on August 5, 2004, Mr. R.A. Williams would be entitled to exercise the options in three annual tranches commencing August 6, 2006.

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

Audit Committee

Our audit charter, which defines the terms of reference for the audit committee members, sets out the framework through which the audit committee reviews our annual results, the effectiveness of its systems of internal control, internal audit procedures and legal and regulatory compliance and the cost effectiveness of the services provided by the internal and external auditors. The audit committee also reviews the scope of work carried out by our external and internal auditors and holds discussions with the external auditors at least once a year. The audit committee is comprised of three independent non-executive directors. The members of the audit committee are Messrs. Asher (Chairman), Cramer and Dr. Paverd. Mr. Liétard stood down as a member of the audit committee on November 3, 2004, the date of his appointment as non-executive chairman.

Remuneration Committee

The remuneration committee reviews the remuneration of directors and senior management and determines the structure and content of the senior executives' remuneration packages by reference to a number of factors including current business practice and our prevailing business conditions and the mining and exploration industry. The members of the remuneration committee are Messrs. Israel (Chairman) and Asher. Mr. Liétard stood down as a member of the audit committee on November 3, 2004, the date of his appointment as our non-executive chairman.

D.    EMPLOYEES

At the end of each of the past three years, the breakdown of employees, including our subsidiaries but excluding Morila SA, by main categories of activity was as follows:

Category of Activity	December 31, 2002	December 31, 2003	December 31, 2004
Mining and related engineering (1)	10	8	9
Processing and related engineering	10	7	8
Management and technical	12	14	12
Exploration (2)	62	54	53
Administration (3)	26	21	28

(1)	In addition to the 9 permanent employees, we employed 114 fixed-term contractors at December 31, 2004 on the Loulo construction project.

(2)	In addition to the permanent employees outlined above, we employed 36 fixed term exploration employees in Senegal and 12 fixed term exploration employees Tanzania, 5 at Loulo, 16 at Mali South, 2 in Ghana and 3 in Burkina Faso.

(3)	Includes environmental, finance, human resources, purchasing, stores and general administration employees. Two temporary employees were employed in Administration at December 31, 2004 and are not included in the 28 figure shown above.

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

Item 7.    Major Shareholders and Related Party Transactions

A.    MAJOR SHAREHOLDERS

As of May 12, 2005, our issued share capital consisted of 59,573,229 ordinary shares with a par value of $0.05 per share. To our knowledge we are not, directly or indirectly, owned or controlled by another corporation, any foreign government or other person.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 30, 2005, by:

•	Any person of whom the directors are aware that is interested directly or indirectly in 3% or more of our ordinary shares;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of April 30, 2005, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, La Motte Chambers, La Motte Street, St Helier, Jersey, JE1 1BJ, Channel Islands.

	Shares Beneficially Owned
Holder	Number	Percent
D.M. Bristow	773,400	1.30
R.A. Williams	194,520	0.33
B.H. Asher	41,703	0.07
J.-A. Cramer	37,749	0.06
R.I. Israel	37,749	0.06
P. Liétard	25,283	0.04
A.L. Paverd	38,649	0.06
Merrill Lynch Investment Mgrs. Ltd. (UK)
33 King Williams Street
London
EC4R 9AS	4,878,916	8.19
Randgold Resources (Holdings) Limited
La Motte Chambers
La Motte Street
St. Helier
Jersey JE1 1BJ
Channel Islands	4,000,000	6.72	(2)
BNY (Nominees) Limited
30 Cannon Street
London
EC4M XH	44,128,777	74.07
Van Eck Associates Corporation
99 Park Avenue
New York, NY 10016-1601	3,287,200	5.52
All directors and executive officers(1)	1,432,755	2.41

(1)	No executive officer beneficially owns in excess of 1% of the outstanding ordinary shares. Save for Dr. D.M. Bristow who owns 1.3%.

(2)	This amount is based upon our analyses of our shareholder base and other information. Randgold Resources (Holdings) Limited filed a Schedule 13G/A on February 14, 2005 which reported beneficial ownership of 18,358,000 of our ordinary shares, or 31.00% of our total outstanding ordinary shares. We have asked Randgold Resources (Holdings) Limited for documentation supporting its claimed holdings, which to date has not been provided.

As of April 30, 2005, there were three record holders of our ordinary shares in the United States, holding an aggregate of 702,464 ordinary shares or 1.18%.

As of April 30, 2005, there were three record holders of our ADRs in the United States, holding an aggregate of 44,128,777 ADRs or 74.07%.

B.    RELATED PARTY TRANSACTIONS

None of our directors, officers or major shareholders or, to our knowledge, their families, had any interest, direct or indirect, in any transaction during the last fiscal year or in any proposed transaction which has affected or will materially affect us or our investment interests or subsidiaries, other than as stated below.

Services Agreement

In order to source certain services from South Africa, Seven Bridges Trading 14 (Proprietary) Limited, or Seven Bridges, a 100 percent subsidiary of ours, was created. A service agreement has been entered into between us and Seven Bridges whereby Seven Bridges will provide certain administrative services to us. Seven Bridges will derive its income from the services it will provide to us for which it will charge a monthly fee. The services to be provided include administrative and secretarial, accounting, information technology, geophysics consultancy and company secretarial.

The Randgold Name

Under an agreement dated June 26, 1997, Randgold & Exploration Group has licensed us to carry on business under the name "Randgold". The license has been provided to us on a royalty free perpetual basis. The UK Trademark Registry granted a registration certificate to us for "Randgold" on February 16, 2001.

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

Financial Period Ended	Price Per Ordinary Share		Price Per ADR
	High (£ )	Low (£)	High ($)	Low ($)
December 31, 2004	7.82	4.29
December 31, 2003	16.65	6.20	28.51	10.13
	High ($)	(Low)($)
December 31, 2002	14.50	4.75	15.27	5.83
December 31, 2001	5.00	2.69	—	—
December 31, 2000	4.14	2.48	—	—

Calendar Period	Price Per Ordinary Share		Price Per ADR
	High (£ )	Low (£)	High ($)	Low ($)
2005
First Quarter	7.24	5.31	14.07	10.13
2004
Fourth Quarter	6.99	5.45	13.24	9.94
Third Quarter	5.55	4.29	9.87	7.77
Second Quarter	6.10	4.38	11.02	8.12
First Quarter	15.63	9.85	28.10	17.77
2003	High ($)	Low ($)
Fourth Quarter	16.60	12.80	28.51	21.75
Third Quarter	16.65	10.05	26.36	15.51
Second Quarter	12.82	7.95	19.87	12.70
First Quarter	6.13	4.75	—	—

Calendar Month	Price Per Ordinary Share		Price Per ADR
	High (£ )	Low (£)	High ($)	Low ($)
2004
May	10.10	8.74	18.70	15.76
April	12.20	9.36	22.30	16.58
March	11.11	9.85	20.30	17.77
February	12.40	10.39	23.42	19.70
January	15.63	11.90	28.10	22.00
2003
December	16.60	14.35	28.51	25.35

B.    PLAN OF DISTRIBUTION

Not applicable.

C.    MARKETS

Our ordinary shares are listed on the LSE, which currently constitutes the principal non-United States trading market for those shares, under the symbol RRS and our ADSs traded in the United States on Nasdaq under the trading symbol GOLD, in the form of American Depositary Receipts. The American Depositary Receipts are issued by The Bank of New York, as Depositary. Each American Depositary Receipt represents one American Depositary Share. Each American Depositary Share represents one of our ordinary shares.

D.    SELLING SHAREHOLDERS

Not applicable.

E.    DILUTION

Not applicable.

F.    EXPENSES OF THE ISSUE

Not applicable.

Item 10.    Additional Information

A.    SHARE CAPITAL

Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

General

We are a company organized with limited liability under the laws of Jersey, Channel Islands. Our registered number is 62686.

The authorized share capital is $4,000,000 divided into 80,000,000 ordinary shares of $0.05 each, of which 59,573,229 were issued as of May 12, 2005 and 20,426,771 were available for issue. At the annual general meeting held on April 26, 2004, shareholders approved a resolution which authorized a share split which amended our authorized share capital from $4,000,000 divided into 40,000,000 ordinary shares of $0.10 each to $4,000,000 divided into 80,000,000 ordinary shares of $0.05 each. The issued share capital therefore increased from 29,263,385 to 58,526,770 ordinary shares with effect from June 11, 2004. None of our shares have any redemption rights.

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

Number of Directors

Unless and until otherwise determined by a special resolution, the number of directors shall be not less than two or more than 20.

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

2.	Shareholder Loan Agreement dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited

We entered into this agreement to loan Randgold Resources (Somilo) Limited funds to assist with the construction of the Loulo Mine in western Mali.

3.	Deed of Guarantee and Indemnity, dated September 6, 2004, between Randgold Resources Limited and N.M.Rothschild & Sons Limited

We entered into this agreement as security and pledge for the discharge and obligations in respect of the $60,000,000 Project Term Loan Facility.

4.	$60,000,000 Project Term Loan Facility Agreement, dated September 6, 2004, between Société des Mines de Loulo S.A., Randgold Resources Limited, Randgold Resources (Somilo) Limited, Various Banks and Other Financial Institutions, N.M.Rothschild & Sons Limited, Absa Bank Limited and Bayerische Hypo- Und Vereinsbank AG

We entered into the Project Term Loan Facility Agreement to borrow $60,000,000 for the purpose of constructing the Loulo Mine in western Mali.

5.	Deed of Subordination and Pledge, dated September 6, 2004, between Société des Mines de Loulo S.A., Randgold Resources Limited, Randgold Resources (Somilo) Limited and N.M.Rothschild & Sons Limited

Under this agreement, we subordinated our shareholder loans made to Société des Mines de Loulo S.A. for the fulfillment of its obligations in terms of the $60,000,000 Project Term Loan Facility.

6.	Termination Agreement, dated November 9, 2004, between Randgold Resources Limited and Mr. R.A.R.Kebble

We entered into this agreement with our former chairman in connection with the termination of his service.

7.	Amended and Restated Debenture, between Randgold Resources Limited and N.M.Rothschild & Sons Limited

Under this agreement, we amended the charges made in terms of the original debenture dated September 6, 2004, which formed part of the security required for the $60,000,000 Project Term Loan Facility.

8.	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo S.A.

Under this agreement we assigned all rights, title, benefit and interest present and future arising out of or in, to or under the Required Risk Management Agreements to Société des Mines de Loulo S.A.

9.	Amendment to Shareholders' Loan Agreement ("Amendment") between Randgold Resources Limited and Randgold Resources (Somilo) Limited

We entered into an agreement to amend the amount of the original shareholder loan to Randgold Resources (Somilo) Limited.

10.	International Swap Dealers Association Inc. Master Agreement, dated December 21, 2004, between Randgold Resources Limited and Absa Bank Limited

We entered into this agreement to cover the derivative instruments required as security for the $60,000,000 Project Term Loan Facility Agreement.

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

We are an "exempt company" within the meaning of Article 123A of the Income Tax (Jersey) Law, 1961, as amended, for the calendar year ending December 31, 2004. We are required to pay an annual exempt company charge, which is currently (pounds sterling) 600, in respect of each subsequent calendar year during which we wish to continue to have "exempt company" status. The retention of "exempt company" status is conditional upon the Controller of Income Tax being satisfied that no Jersey resident has a beneficial interest in us, except as permitted by published concessions granted by the Controller from time to time. By concession, the holding of ordinary shares or ADSs by a Jersey resident in an exempt company, the shares of which are traded on a recognized stock exchange, is not regarded as a beneficial interest, provided that the holding is de minimis or clearance has been obtained from the Controller.

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

In addition, this summary does not address the effect of any applicable U.S. state, local or non-U.S. tax laws, does not consider the tax treatment of persons who own our ordinary shares or ADSs through a partnership or other pass-through entity, and deals only with ordinary shares or ADSs held by U.S. holders as "capital assets" as defined in Section 1221 of the Code. if a partnership (including for this purpose, any entity treated as a partnership for U.S. Federal income tax purposes) holds shares or ADSs, the tax, treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

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

Dividend income derived with respect to our ordinary shares or ADSs will constitute "portfolio income" for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and as "investment income" for purposes of the limitation on the deduction of investment interest expense. Such dividends will not be eligible for the dividends received deduction generally allowed to a U.S. corporation under Section 243 of the Code.

Under 2003 U.S. tax legislation, some U.S. holders (including individuals) of ADSs are eligible for reduced rates of U.S. Federal income tax (currently a maximum of 15 percent) in respect of "qualified dividend income" received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met and either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive U.S. income tax treaty which provides for the exchange of information. RRL currently believes that dividends paid with respect to our ADSs will constitute qualified dividend income for U.S. federal income tax purposes, provided the individual U.S. holders of our shares and ADSs meet certain requirements. However, if we are or become a passive foreign investment company, as discussed below under the heading "Our Status as Passive Foreign Investment Company," the dividends paid with respect to our ADSs may not constitute qualified dividend income. US holders are urged to consult their own tax advisors regarding the classification of any distributions from us as qualified dividend income.

Sale or Other Disposition of Ordinary Shares or ADSs

If a U.S. holder sells or otherwise disposes of its ordinary shares or ADSs in a taxable transaction, it will generally recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and its tax basis in the ordinary shares or ADSs. Subject to the discussion below under " Our Status as a Passive Foreign Investment Company," that gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the ordinary shares or ADSs for more than one year at the time of the sale or other taxable disposition. In general, any gain that U.S. holders recognize on the sale or other taxable disposition of ordinary shares or ADSs will be U.S. source income for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to limitations under the Code.

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

Although the mattter is not free from doubt, we believe that we currently are not a PFIC and do not expect to become a PFIC in the near future. There is significant uncertainty in the application of the PFIC rules to mining enterprises such as ourselves as a result of the interplay of several sets of tax rules. In addition, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, based on the market price of our ordinary shares, and the amount and type of our gross income, we cannot assure you that we will not become a PFIC in the future or that the U.S. Internal Revenue Service will agree with our conclusion regarding our current PFIC status.

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

Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty should be payable on any transfer of an ADS, provided it is executed and retained outside the U.K. Therefore, a transfer of an ADS in the United States between non-residents of the U.K. would not ordinarily give rise to a U.K. stamp duty charge.

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

We use hedging instruments to protect the selling price of some of our anticipated gold production. These hedging instruments are required by the terms of our Morila and Loulo Loans.

Morila's hedging is administered by Anglogold's treasury department which acts upon recommendations of a joint hedging committee within the guidelines of a policy set agreed between the partners and approved by the finance department which acts upon the recommendations of a hedging committee within the guidelines of a policy set by our board.

The Morila hedge book was fully utilised in 2004.

The Loulo Loan is with a consortium of financial lenders: Rothschild, SG Corporate and Investment Bank, ABSA Bank and HVB Group. The intended effect of our hedging transactions is to lock in a minimum sale price for future gold production at the time of the transactions, and reduce the impact on us of a future fall in gold prices.

Somilo's hedging is administered by our finance department which acts upon the recommendations of a hedging committee within the guidelines of a policy set by our board.

All of Somilo's derivative transactions must be in compliance with the terms and conditions of the Loulo Loan Agreement. That agreement places a limit on derivative transactions of 70% of Loulo's forecast production for a given year.

This limit applies to a maximum of the planned production of Loulo until expiration of the Loulo Loan Agreement.

Our board agreed as part of the financing arrangements for the development of Loulo that some gold price protection be secured. At December 31, 2004, 365,000 ounces had been sold forward at an average forward price of $432 per ounce. This amounts to approximately 36% of planned production for the period that the Loulo Loan is in place.

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

Foreign Currency Sensitivity

In the normal course of business, we enter into transactions denominated in foreign currencies, primarily Euro and Communaute Financiere Africaine francs. As a result, we are subject to transaction exposure from fluctuations in foreign currency exchange rates. As a result of the depreciation of the Dollar against the Euro, unrealized exchange losses have been achieved on transactions undertaken in foreign currencies. We do not currently hedge our exposure to foreign currency exchange rates. We recognized foreign exchange losses of $1.4 million for the year ended December 31, 2004 and $1.9 million for the year ended December 31, 2003.

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

Details of the financial instruments at December 31, 2004 are:

	Hedging instruments
Maturity Dates	Forward Sales
	Ounces	$/oz
Loulo (100%)
December 31, 2005	12,504	430
December 31, 2006	93,498	431
December 31, 2007	103,500	435
December 31, 2008	80,498	431
December 31, 2009	75,000	430

And at December 31, 2003:

	Hedging Instruments				Unmatched Instruments
Maturity Dates	Puts Purchased		Forward Sales		Purchased Calls		Forward Sales		Forward Rate Agreements
	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz	Ounces	Fixed Rate
Morila (attributable portion) December 31, 2003	—	—	51,941	275	18,384	360	—	—	—	—
Corporate (For Loulo)
June 20, 2004	—	—	—	—	—	—	150,000	402	—	—
June 20, 2004	—	—	—	—	—	—	50,000	410	—	—
June 20, 2004	—	—	—	—	—	—	—	—	200,000	1.64%

The following table describes our commodity contracts as at December 31, 2004:

Contract Type	Fair Value Year Ended December 31, 2004	Total	Fair Value Year Ended December 31, 2004 ($ Millions)
Loulo (100%)

$ forward sales
Ounces	365,000	365,000
$ per ounce	432.00	432.00	(15.7)

The following table sets forth a sensitivity analysis of the mark-to-market valuations of our hedges as at December 31, 2004:

Sensitivity to Change in Gold Price at December 31, 2004
Loulo (100%):
Change in $ gold	$20	$10	$5	$2	($2)	($5)	($10)	($20)
Mark-to-market ($ millions)	-23.1	-19.4	-17.7	-16.5	-15.1	-14.0	-12.1	-8.3

Sensitivity to Change in Weighted Average $ Interest Rate at December 31, 2004
Loulo (100%)
Change in rate	1%	0.5%	0.2%	(0.2%)	(0.5%)	(1%)
Mark-to-market ($ millions)	-20.2	-18.0	-16.6	-14.9	-13.5	-11.3

Sensitivity to Change in Gold Lease Rate at December 31, 2004
Loulo (100%)
Change in rate	1%	0.5%	0.2%	(0.2%)	(0.5%)	(1%)
Mark-to-market ($ millions)	-11.3	-13.5	-14.9	-16.6	-18.0	-20.2

In the second quarter of 2001, the Syama position was closed out except for 148,500 ounces of call options sold at $353 per ounce. The proceeds of $4.3 million were used as part payment of the International Finance Corporation loan.

In August 2002, the remaining speculative instruments comprising 148,500 call options were closed out at a cost of $1.8 million payable in 2004. This was paid during the year.

During 2004, 365,000 ounces were sold forward at an average forward price of $432 per ounce. The Loulo price protection was initially done on a short dated spot deferred basis. With the completion of the final mining schedules and feasibility study, as well as credit approval of the project financing, the hedged ounces were rolled out and matched to future production. Prior to this, the Loulo instruments were deemed speculative for accounting purposes. We have used four counterparties for our current hedge book. These counterparties are international banks which have not failed to perform as required under our hedging arrangements.

The accounting effects of our hedging activities are as follows:

The total fair value of the above financial instruments as at December 31, 2004 was a loss of $15.7 million (December 31, 2003: loss of $8.5 million).

During the year ended December 31, 2003, we sold 317,597 ounces of gold at an average price of $345 per ounce. At a gold price of approximately $363 per ounce, product sales would have amounted to approximately $115 million for the year, an increase of approximately $5.7 million in sales.

During the year ended December 31, 2004, we sold 204,194 ounces of gold at an average price of $382 per ounce. At a gold price of approximately $409 per ounce, product sales would have amounted to approximately $83.5 million for the year, an increase of approximately $5.5 million in sales.

Interest Rate Sensitivity

We generally do not undertake any specific actions to cover our exposure to interest rate risk and at December 31, 2004 were not party to any interest rate risk management transactions.

At December 31, 2003 the fair value of our long-term liabilities, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $19.3 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10 percent of the three month LIBOR rate is estimated to be $2.5 million.

At December 31, 2004 the fair value of our long-term liabilities, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $40.7 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10 percent of the interest cost is estimated to be $0.2 million.

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

Internal Control Over Financial Reporting:    There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services

PricewaterhouseCoopers has served as our independent public accountants for each of the financial years in the three-year period ended December 31, 2004, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to us in 2004 and 2003.

	2004 $	2003 $
	(in millions)
Audit Fees (1)	0.3	0.3
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$0.3	$0.3

(1)	The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include our audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

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

The Audit Committee met 6 times during 2004, with the external audit partner and the finance director, to review the audit plans of the internal and external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

During 2004, all Audit-related Fees provided to us by PricewaterhouseCoopers were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

No work was performed by persons other than PricewaterhouseCoopers' the principal accountant's full-time, permanent employees on the PricewaterhouseCoopers' engagement to audit our financial statements for 2004.

During 2004, the audit committee has overseen the appointment of KPMG to assist us to ensure compliance with the requirements of Section 404 of the Sarbanes Oxley Act. Management set up a steering committee chaired by the finance director. Both KPMG and our external auditors, PricewaterhouseCoopers, attended meetings of the steering committee.

Item 17.    Financial Statements

Not Applicable.

Item 18.    Financial Statements

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association of Randgold Resources Limited, as amended.
1.2*	Articles of Association of Randgold Resources Limited, as amended.
2.1	Memorandum of Association of Randgold Resources Limited, as amended (see Exhibit 1.1).
2.2+	Form of Deposit Agreement, dated as of July 1, 1997, as amended and restated as of June 26, 2002 and further amended and restated as of July, 2002 among Randgold Resources Limited, The Bank of New York, Depositary, and owners and holders from time to time of American Depositary receipts issued thereunder.
2.3++	Form of American Depositary Receipt.
2.4*	Excerpts of relevant provisions of the Companies (Jersey) Law 1991.
2.5*	Supplemental Agreement relating to loan for project finance for Morila Project, dated June 15, 2001, between Société des Mines de Morila SA, Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited, various banks and other financial institutions and NM Rothschild & Sons Limited amending and restating the Loan Agreement and amending other related documents for project finance for Morila project, dated December 21, 1999 (which had been previously amended by the Letter Agreement, dated April 10, 2000).
2.6*	Debenture (Morila Security Agreement (Offshore Assets)), dated February 24, 2000, between Société des Mines de Morila SA and NM Rothschild & Sons Limited.
2.7*	Deed of Amendment between Société des Mines de Morila SA and NM Rothschild & Sons Limited, dated June 22, 2001.
2.8*	Charge Over the Goodwill (Morila Security Agreement (Mali Goodwill Charge)) (English translation), dated March 6, 2000, between Société des Mines de Morila SA and NM Rothschild & Sons Limited.
2.9*	Charge Over the Exploitation Permit (Morila Security Agreement (Mali Exploitation Permit Charge)) (English translation), dated March 6, 2000, between Société des Mines de Morila SA and NM Rothschild & Sons Limited and Banque de Developpement du Mali.
2.10*	Pledge of the Bank Account (Morila Security Agreement (Mali Bank Account Charge)) (English translation), dated March 6, 2000, between Société des Mines de Morila SA and NM Rothschild & Sons Limited and Banque de Developpement du Mali.
2.11*	Guarantee, dated February 24, 2000, among Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited and NM Rothschild & Sons Limited.
2.12*	Charge Over Registered Shares (Morila Holdings Security Agreement) (English translation), dated March 6, 2000, among Morila Limited, Mr. Mahamadou Samake, Mr. Roger Kebble, Mr. Dennis Bristow, Mr. David Ashworth and NM Rothschild & Sons Limited.
2.13*	Deed of Subordination and Pledge (Subordination Agreement), dated March 29, 2000, among Société des Mines de Morila SA, Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited and NM Rothschild & Sons Limited.
2.14*	Project Account Agreement (Offshore), dated February 25, 2000, between Citibank, N.A., NM Rothschild & Sons Limited and Société des Mines de Morila SA.

Exhibit No.	Exhibit
2.15*	Debenture (Randgold Resources Limited Security Agreement) dated February 24, 2000, between Randgold Resources Limited and NM Rothschild & Sons Limited.
2.16*	Project Account Agreement (Mali) (English translation), dated March 21, 2000, among Banque de Developpement du Mali, NM Rothschild & Sons Limited and Société des Mines de Morila SA.
2.17*	Letter Agreement, dated September 17, 2001, between Société des Mines de Morila SA, Randgold Resources Limited, Morila Limited, NM Rothschild & Sons Limited, Standard Bank London Limited, Bayerische Hypo-Und Vereinsbank AG, Fortis Bank (Nederland) N.V. and Société Generale regarding the Loan Agreement, dated December 21, 1999 and the transfer by Randgold Resources Limited of its interest in Morila Limited to its wholly-owned subsidiary, Mining Investments (Jersey) Limited.
2.18*	Deed of Release, dated September 25, 2001, between Randgold Resources Limited and NM Rothschild & Sons Limited releasing the shares of Morila Limited held by Randgold Resources Limited as collateral for the Morila Loan.
2.19*	Deed of Charge, dated September 25, 2001, between Mining Investments (Jersey) Limited and NM Rothschild & Sons Limited (MIJL/Morila Security Agreement).
2.20*	Shareholder's Agreement (English translation), dated June 23, 2000, between the Government of Mali and Morila Limited.
4.1*	Deed Governing the Relationship Between the Parties Upon Admission between Randgold & Exploration Company Limited and Randgold Resources Limited, dated June 26, 1997 (Relationship Agreement).
4.2*	License Agreement, dated June 26, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.
4.3*	Agreement, dated December 21, 1999, between Société des Mines de Morila SA, Randgold Resources Limited and Morila Limited (loan from Randgold Resources Limited to Morila Limited).
4.4*	Sale of Shares Agreement, dated May 29, 2000, between AngloGold Limited, Randgold Resources Limited and Randgold Resources (Morila) Limited.
4.5*	Joint Venture Agreement, dated May 29, 2000, between AngloGold Limited and Randgold Resources Limited.
4.6*	Operator Agreement, dated May 29, 2000, between Société des Mines de Morila SA and AngloGold Services Mali SA.
4.7*	Cession of Shareholder's Loan - Memorandum of Agreement, dated July 3, 200, between Randgold Resources Limited and AngloGold Morila Holdings Limited.
4.8*	Sale of Shares and Loan Claims Agreement, dated April 27, 2001, between Normandy LaSource SAS and Randgold Resources Limited.
4.9*	Deferred terms Agreement by and between Société des Mines de Morila SA and
4.10*	Deed of Guarantee, dated August 25, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and SYPPS.
4.11*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated December 9, 1999.
4.12*	Deed of Guarantee given under the Morila Deferred Terms Agreement, dated March 3, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and Mopps.
4.13*	Morila Exploitation Permit (English translation).
4.15*	Transfer of Morila Exploitation Permit from Randgold Resources Limited to Morila SA.

Exhibit No.	Exhibit
4.15 +++	Share Sale, Assignment and Assumption Agreement, dated July 12, 2002, between Randgold Resources (Somisy) Limited and the International Finance Corporation.
4.16 +++	Structured Precious Metals Option and Loan Confirmation, dated August 30, 2002, between Randgold Resources Limited and NM Rothschild & Sons Limited.
4.19 +++	Settlement Agreement between Rolls-Royce Power Ventures Limited, Syama Power Plant Sales Limited, Operation d'Energie de Syama SA, Société des Mines de Syama SA, Randgold Resources Limited and Randgold & Exploration Company Limited dated December 16, 2002.
4.18 +++	Fourth Contract of Employment between Randgold Resources Limited and Dennis Mark Bristow.
4.19 +++	Third Contract of Employment between Randgold Resources Limited and Roger Ainsley Ralph Kebble.
4.20 +++	Second Contract of Employment between Randgold Resources and Roger Alyn Williams.
4.21 +++	Heads of Agreement, dated as of April 16, 2003, by and between Randgold Resources Limited and Resolute Mining Limited.
4.22 +++	Services Agreement between Randgold & Exploration Company Limited and Randgold Resources Limited, dated February 2, 2003.
4.23 ++++	Share and Debt Sale Deed, dated June 1, 2004, between Randgold Resources Limited and Resolute Mining Limited.
4.24#	Shareholder Loan Agreement dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.
4.25#	Deed of Subordination and Pledge, dated September 6, 2004, between Société des Mines de Loulo S.A., Randgold Resources Limited, Randgold Resources (Somilo) Limited and N.M.Rothschild & Sons Limited.
4.26#	Deed of Guarantee and Indemnity, dated September 6, 2004, between Randgold Resources Limited and N.M.Rothschild & Sons Limited.
4.27#	$60,000,000 Project Term Loan Facility Agreement, dated September 6, 2004, between Société des Mines de Loulo S.A., Randgold Resources Limited, Randgold Resources (Somilo) Limited, Various Banks and Other Financial Institutions, N.M.Rothschild & Sons Limited, Absa Bank Limited and Bayerische Hypo- Und Vereinsbank AG.
4.28#	Termination Agreement, dated November 9, 2004, between Randgold Resources Limited and Mr. R.A.R.Kebble.
4.29#	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo S.A.
4.30#	International Swap Dealers Association Inc. Master Agreement, dated December 21, 2004, between Randgold Resources Limited and Absa Bank Limited.
4.31#	Amended and Restated Debenture between Randgold Resources Limited and N.M.Rothschild & Sons Limited.
4.32#	Amendment to Shareholders' Loan Agreement ("Amendment"), between Randgold Resources Limited and Randgold Resources (Somilo) Limited.
8.1#	List of Subsidiaries.
12.1#	Certification by Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
12.2#	Certification by Financial Director pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
13.1#	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Exhibit
13.2#	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002.
14.1#	Consent of PricewaterhouseCoopers LLP.
14.2#	Consent of PricewaterhouseCoopers Inc.

*	Incorporated herein by reference to Registrant's Registration Statement on Form F-1 (File No. 333-90972), filed on June 21, 2002.

+	Incorporated by reference to Registrant's Registration Statement on Form F-4 (File No).

++	Incorporated by reference to Registrant's Form 424B3 (File No. 333-91398), filed on

+++	Incorporated by reference to Registrant's Annual Report on form 20-F for the fiscal year ended December 31, 2002.

++++	Incorporated by reference to Registrant's Annual Report on form 20-F for the fiscal year ended December 31, 2003.

#	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RANDGOLD RESOURCES LIMITED

By:/s/   D. Mark Bristow
Name: D. Mark Bristow
Title: Chief Executive Officer
Date: June 29, 2005

Exhibit Index

Exhibit No.	Exhibit
4.24	Shareholder Loan Agreement dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.
4.25	Deed of Subordination and Pledge, dated September 6, 2004, between Société des Mines de Loulo S.A., Randgold Resources Limited, Randgold Resources (Somilo) Limited and N.M.Rothschild & Sons Limited.
4.26	Deed of Guarantee and Indemnity, dated September 6, 2004, between Randgold Resources Limited and N.M.Rothschild & Sons Limited.
4.27	$60,000,000 Project Term Loan Facility Agreement, dated September 6, 2004, between Société des Mines de Loulo S.A., Randgold Resources Limited, Randgold Resources (Somilo) Limited, Various Banks and Other Financial Institutions, N.M.Rothschild & Sons Limited, Absa Bank Limited and Bayerische Hypo- Und Vereinsbank AG.
4.28	Termination Agreement, dated November 9, 2004, between Randgold Resources Limited and Mr. R.A.R.Kebble.
4.29	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo S.A.
4.30	International Swap Dealers Association Inc. Master Agreement, dated December 21, 2004, between Randgold Resources Limited and Absa Bank Limited.
4.31	Amended and Restated Debenture between Randgold Resources Limited and N.M.Rothschild & Sons Limited.
4.32	Amendment to Shareholders' Loan Agreement ("Amendment") between Randgold Resources Limited and Randgold Resources (Somilo) Limited.
8.1	List of Subsidiaries.
12.1	Certification by Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Financial Director pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002.
14.1	Consent of PricewaterhouseCoopers LLP.
14.2	Consent of PricewaterhouseCoopers Inc.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Randgold Resources Limited:

We have audited the accompanying consolidated balance sheets of Randgold Resources Limited and its subsidiaries and joint venture ("the Group") as of December 31, 2004 and 2003, and the related statements of operations, of cash flows and of changes in shareholders' equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with International Financial Reporting Standards.

As discussed in note 5 to the consolidated financial statements, the Group changed its method of accounting for development costs and mine plant facilities under International Financial Reporting Standards during the year ended December 31, 2004.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
London, United Kingdom
28 June 2005

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	Notes	2004 '000	2003 '000		2002 $'000
REVENUES
Products sales		73,330	109,573		131,440
Interest income		1,033	999		225
Exchange gains		808	3,829		2,477
Other income		1,502	2,104		509
Profit on sale of Syama		7,070	—		—
		83,743	116,505		134,651
COSTS AND EXPENSES
Mine production costs		37,468	26,195		22,706
Transport and refinery costs		233	408		588
Movement in production inventory and ore stockpiles		(8,512)	(6,229)		(145)
Transfer to deferred stripping costs		(3,999)	(3,483)		(5,043)
General and administration expenses		6,809	6,108		4,128
Royalties		5,304	7,648		9,185
Exploration and corporate expenditure		15,529	17,007		16,686
Depreciation and amortization		8,738	10,269		8,765
Interest expense		1,623	1,895		3,686
(Gain)/loss on financial instruments		(2,232)	1,733		346
Provision for environmental rehabilitation		177	990		600
Exchage losses		1,422	1,937		1,900
Other		1,069	4,852		5,741
		63,629	69,330		69,143
INCOME BEFORE TAXES		20,114	47,175		65,508
Income tax expense	3	—	—		—
INCOME BEFORE MINORITY INTEREST		20,114	47,175		65,508
Minority interest		—	351		220
NET INCOME		20,114	47,526		65,728
BASIC EARNINGS PER SHARE ($)	4	0.34	0.83	*	1.31	*
WEIGHTED AVERAGE SHARES USED IN THE COMPUTATION	4	58,870,632	57,441,360	*	50,295,640	*
DILUTED EARNINGS PER SHARE ($)	4	0.34	0.83	*	1.29	*
WEIGHTED AVERAGE SHARES USED IN THE COMPUTATION	4	59,996,257	57,603,364	*	50,817,466	*

See notes to the consolidated financial statements

* Reflects adjustments resulting from the sub-division of shares

RANDGOLD RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31,

	Notes	2004 $'000	2003 $'000
ASSETS
NON-CURRENT ASSETS
Property, Plant and Equipment	9	129,854	71,931
Cost		151,639	174,304
Accumulated depreciation and amortisation		(21,785)	(102,373)
Deferred stripping costs	10	8,514	10,885
Long-term ore stockpiles	8	12,054	5,882
TOTAL NON-CURRENT ASSETS		150,422	88,698
CURRENT ASSETS
Deferred stripping costs	10	6,370	—
Inventories and ore stockpiles	8	9,762	11,283
Receivables	7	23,667	15,196
Restricted cash	6	—	3,882
Cash and equivalents		78,240	105,475
TOTAL CURRENT ASSETS		118,039	135,836
TOTAL ASSETS		268,461	224,534
EQUITY AND LIABILITIES
SHARE CAPITAL AND RESERVES
Share capital
Authorized:
80,000,000 ordinary shares of 5 US cents each, for both years presented
Issued:
59,226,694 ordinary shares (2003: 58,520,770*)		2,961	2,926
Share premium		102,342	200,244
Accumulated profit/(loss)		101,534	(18,580)
Other reserves		(15,668)	(7,403)
TOTAL SHAREHOLDERS' EQUITY		191,169	177,187
MINORITY SHARE OF ACCUMULATED LOSSES	14	(954)	(8,520)
NON-CURRENT LIABILITIES
Long-term borrowings	13	40,718	6,832
Loans from minority shareholders in subsidiaries	14	2,575	9,478
Deferred financial liabilities	15	15,668	8,488
Provision for environmental rehabilitation	12	3,701	5,962
TOTAL NON-CURRENT LIABILITIES		62,662	30,760
Accounts payable and accrued liabilities	11	14,428	11,990
Current portion of long-term liabilities	11,13	1,156	11,567
Bank overdraft		—	1,550
TOTAL CURRENT LIABILITIES		15,584	25,107
TOTAL EQUITY AND LIABILITIES		268,461	224,534

See notes to the consolidated financial statements

*   Reflects adjustments resulting from the sub-division of shares.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31,

	Number of ordinary shares	Share capital $'000	Additional paid-in capital $'000	Accumulated losses $0'000	Other reserves $'000	Total $'000
BALANCE AT DECEMBER 31, 2001	22,461,630	2,246	161,830	(131,834)	(1,745)	30,497
Net income	—	—	—	65,728	—	65,728
Exercise of employee stock options	202,110	20	683	—	—	703
Movement on cash flow hedges	—	—	—	—	(6,548)	(6,548)
Issue of shares – public offering	5,000,000	500	32,000	—	—	32,500
Share issue expenses	—	—	(3,895)	—	—	(3,895)
BALANCE AT DECEMBER 31, 2002	27,663,740	2,766	190,618	(66,106)	(8,293)	118,985
Net income	—	—	—	47,526	—	47,526
Exercise of employee stock options	1,596,645	160	9,626	—	—	9,786
Movement on cash flow hedges	—	—	—	—	890	890
BALANCE AT DECEMBER 31, 2003	29,260,385	2,926	200,244	(18,850)	(7,403)	177,187
Net income	—	—	—	20,114	—	20,114
Exercise of employee stock options	702,924	35	2,098	—	—	2,133
Subdivision of shares	29,263,385	—	—	—	—	—
Capital reduction	—	—	(100,000)	100,000	—	—
Movement on cash flow hedges	—	—	—	—	(8,265)	(8,265)
BALANCE AT DECEMBER 31, 2004	59,226,694	2,961	102,342	101,534	(15,668)	191,169

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

A special resolution was passed on April 26, 2004 to divide each of the ordinary shares of US$0.10 in the Company into two ordinary shares of US$0.05 each. The aim was to improve the tradability of the Company's shares and to equalize a share's value before and after the share split.

A special resolution was passed at the Annual General Meeting in April 2004, which was subsequently approved by the Court in Jersey, to extinguish accumulated losses by reducing the company's share premium account by US$100 million in order to permit future dividend payments.

Other Reserves includes the mark-to-market valuation of financial instruments designated as cash flow hedges.

See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	Notes	2004 $'000	2003 $'000	2002 $'000
CASH FLOWS FROM OPERATIONS
Income before taxes		20,114	47,175	65,508
Net interest paid		590	896	3461
Depreciation and amortization		8,738	10,269	8,765
Transfer to deferred stripping		(3,999)	(3,483)	(5,043)
(Gain)/loss on financial instruments		(1,085)	1,618	346
Profit on sale of Syama		7,070	—	—
Net increase in provision for environmental rehabilitation		177	990	600
		17,465	57,465	73,637
Effects of changes in operating working capital items:
— receivables		(9,369)	(934)	2,328
— inventories		(7,487)	(5,564)	(1,858)
— accounts payable and accrued liabilities		4,272	1,152	(13)
Cash provided by operations		4,881	52,119	74,094
Interest received		1,033	999	225
Interest paid		(1,623)	(1,895)	(3,686)
Net cash provided by operations		4,291	51,223	70,633
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net		(69,438)	(6,655)	(5,464)
Disposal of Syama – net of cash disposed	22	8,571	—	—
Movement in restricted cash		3,882	644	(52)
Net cash utilized in investing activities		(56,985)	(6,011)	(5,516)
CASH FLOWS FROM FINANCING ACTIVITIES
Ordinary shares issues		2,133	9,786	33,203
Share issue/buy back expenses		—	—	(3,895)
Loan-term loans repaid		(11,674)	(9,534)	(40,939)
Long-term loans received		35,000	—	—
(Decrease)/increase in bank overdraft		—	380	538
Cash provided by/(utilized in) financing activities		25,459	632	(12,169)
NET (DECREASE)/INCREASE IN CASH AND EQUIVALENTS		(27,235)	45,844	52,948
CASH AND EQUIVALENTS AT BEGINNING OF YEAR		105,475	59,631	6,683
CASH AND EQUIVALENTS AT END OF YEAR		78,240	105,475	59,631

See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

The Company, its subsidiaries and joint ventures ("the Group") carry out gold mining activities and exploration. The Group currently has one operating mine in Mali, West Africa, the Morila Gold Mine, which commenced production in October 2000, a mine in the construction phase, the Loulo Mine, also in Mali, as well as a portfolio of exploration projects in West and East Africa.

The interests of the Group are Morila S.A. ("Morila") which owns the Morila mine and Somilo S.A. ("Somilo") which conducts the development activities at the Loulo mine site. Randgold Resources holds an effective 40% interest in Morila, following the sale to AngloGold Ashanti Limited on July 3, 2000 of one-half of Randgold Resources' wholly-owned subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold Resources and AngloGold Ashanti each appointing one-half of the members of the committee. AngloGold Services Mali S.A. ("Anser"), a subsidiary of AngloGold Ashanti, is the operator of Morila. Randgold Resources holds an effective 80% interest in Loulo. The remaining 20% interest is held by the Malian Government. Randgold Resources is the operator of Loulo.

In May 2004, construction started on the Loulo Mine which is scheduled to come into production in July 2005, initially as an open pit operation. A development study is in progress to assess the economics of mining the much larger underground resources at Loulo. A US$60 million project finance agreement for Loulo was concluded in September 2004. The loan, which is repayable between June 2006 and September 2009, was arranged by mandated lead-arrangers N.M. Rothschild & Sons Limited and SG Corporate & Investment Banking, who have been joined in the facility by Absa Bank and HVB Group as lead-arrangers. Drawdown of the loan commenced in December 2004. Until then, the Group funded the capital project itself.

The main focus of exploration work is on the Group's advanced projects in Mali West, around Morila and in Senegal and more recently Tanzania, Burkina Faso and Ghana.

The Tongon project in Côte d'Ivoire is at an earlier stage of feasibility, where the data currently available is less accurate but of a sufficient level of detail for preliminary economic analysis to be undertaken. As a result of the political situation in Côte d'Ivoire, which started in September 2002, no further exploration activity has been possible on the project.

On April 5, 2004 Resolute Mining exercised its option to buy the Group's 80% interest in the Syama Mine, which had been on care and maintenance since 2001. At a gold price of more than US$350 per ounce, Randgold Resources will also receive a royalty of US$10 per ounce on the first million ounces of production from Syama and US$5 per ounce on the next three million ounces based on the attributable ounces acquired by Resolute.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, except for the accounting policy for development costs and mine plant facilities. This accounting policy has been changed to clarify the treatment of costs relating to the definition of mineralization in existing orebodies or the expansion of the productive capacity of existing operating mines.

BASIS OF PREPARATION: The consolidated financial statements of Randgold Resources Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) which are carried at fair value.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies.

GENERAL : The financial statements are measured and presented in US dollars, as it is the primary measurement currency in which transactions are undertaken. Monetary assets and liabilities in foreign currencies are translated to US dollars at rates of exchange ruling at the end of the financial period. Translation gains and losses arising at period-end, as well as those arising on the translation of settled transactions occurring in currencies other than the functional currency, are included in net income.

CONSOLIDATION : The consolidated financial information includes the financial statements of the Company, its subsidiaries and Company's proportionate share of the joint venture.

SUBSIDIARIES : Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

JOINT VENTURES : Joint ventures are those entities in which the Group holds a long-term interest and which is jointly controlled by the Group and one or more venturers under a contractual arrangement. The Group's interest in jointly controlled entities is accounted for by proportionate consolidation. Under this method the Group includes its share of the joint venture's individual income and expenses, assets and liabilities and cash flows on a line by line basis with similar items in the Group's financial statements.

The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

The results of joint ventures are included from the effective dates of acquisition and up to the effective dates of disposal. Intercompany accounts and transactions are eliminated on consolidation.

SEGMENT REPORTING : A business segment is a group of assets and operations engaged in performing mining or other services that are subject to risks and returns that are different from those of other business segments.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

FOREIGN CURRENCY TRANSLATION :

(a)	Measurement and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in United States Dollars, which is the Company's measurement and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

PROPERTY, PLANT AND EQUIPMENT:

a)	Undeveloped properties

Undeveloped properties upon which the Group has not performed sufficient exploration work to determine whether significant mineralisation exists, are carried at original cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights have diminished below cost, an impairment is recorded.

b)	Development costs and mine plant facilities

Mine development costs and mine plant facilities are initially recorded at cost, whereafter it is measured at cost less accumulated amortisation and impairment. Development costs and mine plant facilities relating to existing and new mines are capitalised. Development costs consist primarily of direct expenditure incurred to evaluate and develop new orebodies, to define mineralisation in existing orebodies and to establish or expand productive capacity, and is capitalised until commercial levels of production are achieved, at which times the costs are amortised.

c)	Non-mining fixed assets

Other non-mining fixed assets are shown at cost less accumulated depreciation.

d)	Depreciation and amortisation

Long-lived assets include mining properties, mine development costs and mine plant facilities. These assets have useful economic lives which exceed that of the life of the mine. Depreciation and amortisation are therefore charged over the life of the mine based on estimated ore tons contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Short-lived assets which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of between two to five years.

e)	Mining property evaluations

The carrying amount of the long-lived assets of the Group are annually compared to the recoverable amount of the assets, or whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and net selling price.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

In assessing the value in use, the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is the Group's weighted average cost of capital. An impairment is recognised in the income statement to the extent that the carrying amount exceeds the assets' recoverable amount. The revised carrying amounts are amortised in line with Group accounting policies.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognised in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised in prior years.

The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.

DEFERRED STRIPPING COSTS : The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred, and charged to production when the actual ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tons to be mined, to anticipated future ore tons to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the year.

INVENTORIES : which include ore stockpiles, gold in process and supplies and insurance spares, are stated at the lower of cost or net realisable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.

Stockpiles consist of two types of ore, high grade and medium grade ore, which will be processed through the processing plant. Both high and medium grade stockpiles are currently being processed and all ore is expected to be fully processed within the life of mine.

The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimised based on the known mineral reserves, current plant capacity and mine design.

Stores and materials consist of consumable stores and are valued at average cost after appropriate provision for redundant and slow moving items.

INTEREST : is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity.

FINANCIAL INSTRUMENTS : are initially measured at cost, including transaction costs. Subsequent to initial recognition these instruments are measured as set out below. Financial instruments carried on the balance sheet include cash and cash equivalents, investments in subsidiaries and joint venture, receivables, accounts payable, borrowings and derivative financial instruments.

INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURE : are stated at cost less any provisions for impairment in the financial statements of the Company. Dividends are accounted for when declared in respect of unlisted investments. On the disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

DERIVATIVES : Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

On the date a derivative contract is entered into, the Group designates the derivative for accounting purposes as either a hedge of the fair value of a recognised asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting.

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognised directly in equity. Amounts deferred in equity are included in the income statement in the same periods during which the hedge firm commitment or forecasted transaction affects net profit or loss.

Recognition of derivatives which meet the criteria for own use are deferred until settlement. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the income statement. The Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments for forecasted transactions. The Group formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

RECEIVABLES : are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

CASH AND CASH EQUIVALENTS : include all highly liquid investments with a maturity of three months or less at the date of purchase.

REHABILITATION COSTS : The net present value of estimated future rehabilitation cost estimates is recognised and provided for in the financial statements and capitalised to mining assets on initial recognition. Initial recognition is at the time of the disturbance occurring and thereafter as and when additional environmental disturbances are created. The estimates are reviewed annually to take into account the effects of inflation and changes in estimates and are discounted using rates that reflect the time value of money.

Annual increases in the provision are charged to income and consist of finance costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalised to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is amortised as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

PROVISIONS : are recognised when the Group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

BORROWINGS : Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

ACCOUNTS PAYABLE : are stated at cost adjusted for payments made to reflect the value of the anticipated economic outflow of resources.

DEFERRED INCOME AND MINING TAXES : Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

EMPLOYEE BENEFITS :

(a)	Pension obligations

The Group has defined contribution plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

For defined contribution plans, the Group pays contributions to publicly or privately administered provident funds on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b)	Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

(c)	Profit-sharing and bonus plans

The Group recognises a liability and an expense for bonuses. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

FINANCE LEASES : Leases of plant and equipment where the Group assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the income statement over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets.

REVENUE RECOGNITION :

Revenue is recognised as follows:

a)	Gold sales:

Revenue arising from gold sales is recognised when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

b)	Interest income

Interest is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity.

EXPLORATION COSTS : are expensed as incurred. Costs related to property acquisitions are capitalised.

EARNINGS PER SHARE : is computed by dividing net income by the weighted average number of ordinary shares in issue during the year.

FULLY DILUTED EARNINGS PER SHARE : is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

3.	INCOME AND MINING TAXES

The Company is not subject to income tax in Jersey. Morila SA, benefits from a five year tax holiday in Mali. The tax holiday of Morila expires on November 14, 2005. The benefit of the tax holiday to the Group was to increase its net income by US$11.7 million, US$22.5 million and $31.7 million, due to not incurring its share of Morila's tax expense for the years ended December 31, 2004, 2003 and 2002 respectively.

Accordingly had the Group not benefited from the tax holiday in Mali, earnings per share would have been reduced by $0.20, $0.78 and $1.26 for the years ended December 31, 2004, 2003 and 2002 respectively. Under Malian tax law, income tax is based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.

Somilo SA also benefits from a five year tax holiday in Mali commencing from the date of first commercial production.

3.1	CURRENT TAX

No tax liability has accrued in the year ended December 31, 2004, 2003 and 2002 based on Malian tax law.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

3.2	DEFERRED INCOME AND MINING TAX LIABILITIES AND ASSETS ARE MADE UP AS FOLLOWS:

	2004 $'000	2003 $'000	2002 $'000
Deferred income and mining tax liabilities
depreciation and amortization	—	—	—
Gross deferred income and tax assets:
assessable tax loss carry forwards	—	(126,141)	(125,057)
provisions including rehabilitation accruals	—	(2,600)	(2,600)
Gross deferrd income and mining tax assets	—	(128,741)	(127,657)
Deferred income and mining tax asset valuation
Allowances	—	128,741	127,657
Net deferred income and mining tax assets	—	—	—
Net deferred income and mining tax liability	—	—	—

During 2004, the Group sold its share in Somisy to Resolute Mining. The Group, therefore, no longer has assessable non-capital tax losses and capital expenditure carry forwards related to Syama. Refer to note 22.

4.	EARNINGS PER SHARE

	FOR THE YEAR ENDED DECEMBER 31, 2004
	Income (Numerator) $000	Share (Denominator)		Per share amount $000
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2004		58,520,770	*
Weighted number of shares issued		349,862
Income available to shareholders	20,114	58,870,632		0.34
EFFECT OF DILUTIVE SECURITIES
Stock options issued to employees		1,125,625
Fully diluted earnings per share	20,114	59,996,257		0.34

*	Reflects adjustments resulting from the sub-division of shares

	FOR THE YEAR ENDED DECEMBER 31, 2003
	Income (Numerator) $000	Share (Denominator)		Per share amount $000
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2003		55,327,480	*
Weighted number of shares issued		2,113,880	*
Income available to shareholders	47,526	57,441,360	*	0.83
EFFECT OF DILUTIVE SECURITIES
Stock options issued to employees		162,004	*
Fully diluted earnings per share	47,526	57,603,364	*	0.83

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

	FOR THE YEAR ENDED DECEMBER 31, 2002
	Income (Numerator) $000	Share (Denominator)		Per share amount $000
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2002		44,923,260	*
Weighted number of shares issued		5,372,380	*
Income available to shareholders	65,728	50,295,640	*	1.31
EFFECT OF DILUTIVE SECURITIES Stock options issued to employees		521,826	*
Fully diluted earnings per share	65,728	50,817,466	*	1.29

*    Reflects adjustments resulting from the sub-division of shares

5.	CHANGE IN ACCOUNTING POLICY

The accounting policy for development costs and mine plant facilities has been changed to clarify the treatment of costs relating to the definition of mineralization in existing orebodies or the expansion of the productive capacity of existing operating mines. Previously, these costs were expensed.

The effect of the change is the capitalization in 2004 of US$ 3.9 million of drilling costs relating to the underground development study at Loulo. This change has no impact on the prior financial years. In the opinion of the directors, this treatment of the costs better reflects industry practice.

6.	RESTRICTED CASH

	2004 $'000	2003 $'000
Debt service reserve	—	3,882

The debt service reserve account relates to the N.M Rothschild & Son Limited debt service reserve account. This amount was held in escrow for partial repayment of the Morila project loan. The loan was repaid in 2004. Refer to note 13.1.

7.	RECEIVABLES

	2004 $'000	2003 $'000
Trade	4,950	4,944
Taxation debtor	12,356	5,851
Other	6,361	4,401
	23,667	15,196

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

8.	INVENTORIES AND ORE STOCK PILES

	2004 $'000	2003 $'000
Consumable stores	6,091	8,385
Short-term portion of ore stockpiles	803	2,373
Gold in process	2,868	525
	9,762	11,283
Long-term portion of ore stockpiles...	12,054	5,882
	21,816	17,165

Included in ore stockpiles is an amount of US$ nil (2003: US$1.7 million) attributable for the high grade tailings stock at Morila, which is stated at its net realisable value. The attributable carrying value of this stock pile, before any provisions, is US$0.5 million (2003: US$ 1.7 million) but has been reduced to a zero value in 2004, due to uncertainty as to whether the material will be used in production.

Ore stockpiles have been split between long and short term based on current life of mine plan estimates.

9.	PROPERTY, PLANT AND EQUIPMENT

Mine properties, mine development costs, mine plant facilities and equipment.

	Notes	2004 $'000	2003 $'000
Cost
At beginning of year		174,304	168,540
Additions		70,329	5,764
Disposal of Syama	22	(92,994)	—
		151,639	174,304
Accumulated depreciation
At beginning of year		102,373	92,104
Charge for the year		8,738	10,269
Disposal of Syama	22	(89,326)	—
		21,785	102,373
NET BOOK VALUE		129,854	71,931

LONG-LIFE ASSETS

Included in property, plant and equipment are long-life assets which are amortized over the life of the mine and comprise the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was US$111.1 million as at December 31, 2004 (2003: US$53.2 million).

SHORT LIFE ASSETS

Included in property, plant and equipment are short life assets which are amortized over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was US$9.1 million as at December 31, 2004 (2003: US$9.0 million).

UNDEVELOPED PROPERTY

Included in property, plant and equipment are undeveloped property costs of US$9.7 million (2003: US$9.7 million).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

10.	DEFERRED STRIPPING COSTS

	2004 $'000	2003 $'000
Opening balance	10,885	7,402
Additions during the year	3,999	3,483
Short-term portion	(6,370)	—
Total	8,514	10,885

The deferred stripping balances at the end of 2004 and 2003 pertain to the Morila mine. In terms of the life of mine plan, pre-stripping is performed in the earlier years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred to those years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The change in the average stripping ratio was due to higher grades being accessed during the current financial year. As a result of the change in life-of-mine estimated stripping ratio in December 2004 compared to December 2003, US$0.7 million less mining costs were deferred. The expected pit life average stripping ratios used to calculate the deferred stripping were 4.36 in 2004 and 3.68 in 2003. These stripping ratios were calculated taking into account the actual strip ratios achieved of 3.98 and 4.77 for 2004 and 2003 respectively.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2004 $'000	2003 $'000
Trade	10,540	4,162
Payroll and other compensation	532	3,129
Other	3,356	4,699
	14,428	11,990
Short-term portion of long-term loans	1,156	11,567
	15,584	23,557

12.	PROVISION FOR ENVIRONMENTAL REHABILITATION

	Notes	2004 $'000	2003 $'000
Opening balance		5,962	4,972
Disposal of Syama	22	(2,438)	—
Additions		177	990
		3,701	5,962

The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the cost of borrowing.

Syama was sold during the year to Resolute Mining who have assumed the rehabilitation liability of Syama.

Although limited environmental rehabilitation regulations currently exist in Mali to govern the mines, management has based the environmental rehabilitation accrual using the standards as

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

The group is committed to rehabilitation of its properties. To ensure that it is adequately provided to do so, it makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate.

There are no unasserted claims reflected in the provisions for Morila.

While the ultimate clean-up costs may be uncertain, there are no uncertainties with respect to joint and several liability that may affect the magnitude of the contingency at Morila as the extent of these obligations are clearly defined in their respective mining conventions.

The total undiscounted cost of rehabilitation is estimated at $12.3 million, of which majority will only be spent after seven years.

There are no other potentially responsible parties to consider for cost sharing arrangements.

The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.

As at the end of 2004, no rehabilitation liability was provided for by Somilo as the environmental disturbances was minimal, being earthworks and civils limited to a very small area.

13.	LONG-TERM LIABILITIES

	Notes	2004 $'000	2003 $'000
Morila project loan	13.1	—	7,200
Morila finance lease	13.2	5,787	6,730
Morila Air Liquide finance lease	13.3	1,045	1,201
N.M Rothschild loan	13.4	—	1,943
Rolls-Royce Power Ventures	13.5	—	1,325
Somilo project finance loan	13.6	35,042	—
		41,874	18,399
Less: Current portion disclosed under current liabilities		(1,156)	(11,567)
		40,718	6,832

All loans are secured and have variable interest rates.

13.1	Morila Project Loan

The loan was the original project finance loan with a consortium of commercial banks and was fully repaid in June 2004. The loan carried interest at US three month LIBOR plus 2% per annum. The weighted average interest rate for the year ended 31 December 2004 was 3.44% (2003: 3.29%).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

13.2	Morila Finance Lease

Morila finance lease relates to five generators leased from Rolls-Royce for Morila. The lease is repayable over ten years commencing 1 April 2001 and bears interest at a variable rate of interest which as at 31 December 2004 was approximately 20% per annum. The lease is collateralized by plant and equipment whose net book value at 31 December 2004 amounted to US$5.8 million (2003: US$6.8 million). Average lease payments of US$1.5 million are payable in installments over the term of the lease. The Company has together with AngloGold Ashanti jointly guaranteed the repayment of this lease.

13.3	Morila Air Liquide Finance Lease

Morila Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing 1 December 2000 and bears interest at a variable rate which as at 31 December 2004 was approximately 3.09% per annum. The lease is collateralized by the production units whose net book value at 31 December 2004 amounted to US$1.0 million (2003 : US$1.1 million).

13.4	N.M. Rothschild Loan

On 28 August 2002 the Syama hedge transactions were closed through a cancellation agreement with N.M. Rothschild & Sons Limited. On that date the Company agreed to buy sold call options to offset existing positions with N.M. Rothschild & Sons Limited comprising gold call options of 148 500 oz at US$353/oz totaling US$1 805 760. In lieu of the existing premium due, N.M. Rothschild & Son Limited agreed to lend to the Company the sum of US$1 805 760 on a pre-agreed repayment schedule to repay the loan monthly through the 2004 financial year. The loan interest was accrued and fixed at the prevailing Libor rate plus 3% per annum.

13.5	Rolls-Royce Power Ventures

The Rolls-Royce Power Ventures loan related to a settlement reached in respect of the Syama Power Supply Contract. The liability was taken over by Resolute Mining as part of the sale of Syama.

13.6	Somilo Project Finance Loan

The US$ 60 million Loulo Project Loan was arranged by NM Rothschild & Sons Limited and SG Corporate & Investment Banking, who have been joined in the facility by Absa Bank and HVB Group, and is repayable between June 2006 and September 2009.

A first installment of US$ 35 million was drawn against the loan in December 2004. The loan is collateralized over the assets of the Loulo Project. Additionally, the Company has pledged its interest in Randgold Resources (Somilo) Limited and related assets, and Randgold Resources (Somilo) Limited has pledged its interest in Somilo and related assets to secure Somilo's obligations under this loan. The loan is guaranteed by Randgold Resources until economic completion of the project has been achieved, which is expected before 31 December 2007. The loan bears interest at LIBOR plus 1.75% pre-completion of the Loulo capital programme, or at any time when Randgold Resources continues to be a guarantor of the facility. Post completion until the fourth anniversary of signing facility documentation, the interest rate is LIBOR plus 2.10% and thereafter 2.25%. The weighted average interest rate for the year amounted to 4.17%.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

Under the term of this loan, the company is required to enter into certain gold price forward sales. 365 000 ounces of gold have been sold forward over the financial years 2005 to 2009, at an average forward price of US$ 432 per ounce. The facilities are margin free.

Various debt covenants apply to the loan, including :

▪	Hedging arrangements reasonably acceptable to N M Rothschild & Sons Limited will remain in place. The Company will continue to provide evidence to the effect that Somilo SA or Randgold Resources Limited has entered into committed hedging agreements and that the proceeds of sale of gold are sufficient to ensure that, as at all calculation dates scheduled, it is and will continue to be in compliance with required financial ratio's ;

▪	Limitations on material asset disposals and acquisitions;

▪	Restrictions with regards to the repayment of inter-company debt or dividend payments by Somilo;

▪	Maintain insurance with reputable insurance companies;

▪	Establish a Debt Service Reserve Account with the minimum credit balance on all dates equal to the aggregate principal amount of and interest accruing on the loan and the aggregate amount of premium accruing in connection with the Political Risk Insurance during the six month period commencing on such date;

▪	Limitations on additional indebtedness by any Group company;

▪	Certain financial ratios need to be adhered to throughout the loan agreement.

13.7	MATURITIES

The long-term liabilities mature over the following periods:

	2004 $'000	2003 $'000
Year ending December 31, 2004
Not later than 1 year	1,156	11,567
Later than 1 year and not later than 5 years	39,434	4,434
Later than 5 years	1,284	2,398
	41,874	18,399

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

14.	LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES

	2004 $'000	2003 $'000
SOMISY 14.1
Government of Mali – principal amount	—	4,345
	—	4,345
Government of Mali – deferred interest	—	3,221
	—	3,221
Loans	—	7,566
Accumulated losses	—	(7,566)
SOMILO 14.2
Government of Mali – principal amount	632	454
Government of Mali – deferred interest	1,943	1,458
Loans	2,575	1,912
Accumulated losses	(954)	(954)
Total loans	2,575	9,478
Total losses	(954)	(8,520)

14.1	Somisy

The Group sold its share in Somisy to Resolute Mining in 2004. The Group received net proceeds of $8.6 million and the loans were taken over by Resolute Mining.

14.2	Somilo

The Government of Mali loan to Somilo is uncollateralized and bears interest at the base rate of the Central Bank of West African States plus 2%. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans. Losses of Somilo have been attributed to the minority shareholders as their loans are not repayable until there is "net available cash". In the event of a liquidation of Somilo the shareholders loans and deferred interest are not guaranteed.

15.	DEFERRED FINANCIAL LIABILITIES

	Notes	2004 $'000	2003 $'000
Mark-to-market of speculative financial instruments	15.1	—	1,085
Mark-to-market of hedge financial instruments	15.2	15,668	7,403
		15,668	8,488

15.1	This reflects the mark-to-market adjustment on those derivative instruments which do not, under the Group's accounting policy, qualify for hedge accounting. These derivative instruments are further detailed in note 18.

15.2	The financial instrument liability relates to the Loulo derivative instruments which qualify for hedge accounting. These derivative instruments are further detailed in note 18.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

16.	PENSION AND PROVIDENT FUNDS

The Company contributes to several defined contribution provident funds. The provident funds are funded on the "money accumulative basis" with the members' and Company contributions having been fixed in the constitutions of the funds.

All the Company's employees other than those directly employed by West African subsidiary companies are entitled to be covered by the abovementioned retirement benefit plans. Retirement benefits for employees employed by West African subsidiary companies, are provided by the state social security system to which the Company and employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended December 31, 2004 and December 31, 2003 amounted to $0.2 million and $0.3 million respectively.

17.	SEGMENTAL INFORMATION

The Group's mining and exploration activities are conducted in West and East Africa. An analysis of the Group's business segments, excluding intergroup transactions, is set out below.

Syama was on care and maintenance from December 2001, until its sale to Resolute in April 2004.

The Group undertakes exploration activities in East and West Africa which are included in the corporate and exploration segment.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

YEAR ENDED DECEMBER 31, 2004

	GROUP'S 40% SHARE OF MORILA MINE $'000	SYAMA $'000	LOULO $'000	CORPORATE AND EXPLORATION $'000	TOTAL $'000
PROFIT AND LOSS
Gold sales	73,330	—	—	—	73,330
Mine production costs	(32,176)	—	—	—	(32,176)
Mining operating profit	41,154	—	—	—	41,154
Royalties	(5,304)	—	—	—	(5,304)
Interest expense	(1,569)	—	—	(54)	(1,623)
Interest received	17	—	—	1,016	1,033
Depreciation and amortisation	(7,386)	—	—	(1,352)	(8,738)
Gain on financial instruments	—	—	—	2,232	2,232
Other (expenses)/income	(1,179)	(658)	—	1,656	(181)
Profit on sale of Syama	—	—	—	7,070	7,070
Exploration and corporate expenditure	(571)	—	—	(14,958)	(15,529)
Income/(loss) before tax and minority interest	25,162	(658)	—	(4,390)	20,114
Tax and minority interest	—	—	—	—	—
Net income/(loss)	25,162	(658)	—	(4,390)	20,114
CAPITAL EXPENDITURE	(1,766)	—	(67,552)	(120)	(69,438)
TOTAL ASSETS	104,861	—	77,117	86,483	268,461
TOTAL EXTERNAL LIABILITIES	19,227	—	55,015	1,429	75,671
DIVIDENDS (PAID)/RECEIVED	(2,800)	—	—	2,800	—
NET CASH FLOWS GENERATED BY/(UTILISED IN) OPERATIONS	16,270	(658)	—	(11,321)	4,291
NET CASH FLOWS GENERATED BY/(UTILISED IN) INVESTING ACTIVITIES	2,116	—	(67,552)	8,451	(56,985)
NET CASH (UTILISED IN)/GENERATED FROM FINANCING ACTIVITIES	(20,805)	—	35,000	11,264	25,459
NET (DECREASE)/INCREASE IN CASH AND EQUIVALENTS	(2,419)	(658)	(32,552)	8,394	(27,235)
NUMBERS OF EMPLOYEES	—	—	149	151	300

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

YEAR ENDED DECEMBER 31, 2003

	GROUP'S 40% SHARE OF MORILA MINE $'000	SYAMA (MALI) $'000	LOULO $'000	CORPORATE AND EXPLORATION $'000	TOTAL $'000
PROFIT AND LOSS
Gold sales	109,573	—	—	—	109,573
Mine production costs	(23,989)	—	—	—	(23,989)
Mining operating profit/(loss)	85,584	—	—	—	85,584
Royalties	(7,648)	—	—	—	(7,648)
Interest expense	(1,793)	—	—	(102)	(1,895)
Interest received	117	—	—	882	999
Depreciation and amortisation	(10,269)	—	—	—	(10,269)
Gain/(loss) on financial instruments	499	—	—	(2,232)	(1,733)
Other income/(expenses)	(1,387)	(2,069)	—	2,600	(856)
Exploration and corporate expenditure	(752)	—	(1,757)	(14,498)	(17,007)
Income/(loss) before tax and minority interest	64,351	(2,069)	(1,757)	(13,350)	47,175
Tax and minority interest		—	—	351	351
Net income/(loss)	64,351	(2,069)	(1,757)	(12,999)	47,526
CAPITAL EXPENDITURE	4,568	—	—	2,087	6,655
TOTAL ASSETS	92,657	7,465	7,587	117,716	225,425
TOTAL EXTERNAL LIABILITIES	31,619	6,095	2,736	5,939	46,389
DIVIDENDS (PAID)/RECEIVED	(69,600)	—	—	69,600	—
NET CASH FLOWS GENERATED BY/(UTILISED IN) OPERATIONS	68,531	(1,003)	—	(16,190)	51,338
NET CASH FLOWS GENERATED BY/(UTILISED IN) INVESTING ACTIVITIES	(7,755)	—	—	1,744	(6,011)
NET CASH (UTILISED IN)/GENERATED
FROM FINANCING ACTIVITIES	(8,059)	595	—	7,981	517
NET (DECREASE)/INCREASE IN CASH AND EQUIVALENTS	(16,883)	(408)	—	63,135	45,844
NUMBERS OF EMPLOYEES	—	18	—	92	110

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

YEAR ENDED DECEMBER 31, 2002

	GROUP'S 40% SHARE OF MORILA MINE $'000	SYAMA (MALI) $'000	LOULO $'000	CORPORATE AND EXPLORATION $'000	TOTAL $'000
PROFIT AND LOSS
Gold sales	131,440	—	—	—	131,440
Mine production costs	(22,234)	—	—	—	(22,234)
Mining operating profit	109,206	—	—	—	109,206
Royalties	(9,185)	—	—	—	(9,185)
Interest expense	(2,631)	—	—	(1,055)	(3,6861)
Interest received	195	—	—	30	225
Depreciation and amortization	(8,578)	—	—	(187)	(8,765)
Gain in financial instruments	429	(775)	—	—	(346)
Other income/(expenses)	295	(4,777)	—	(773)	(5,255)
Exploration and corporate expenditure	(575)	—	(1,120)	(14,991)	(16,686)
Income/(loss) before tax and minority interest	89,156	(5,552)	(1,120)	(16,976)	65,508
Tax and minority interest	—	—		220	220
Net income/(loss)	89,156	(5,552)	(1,120)	(16,756)	65,728
CAPITAL EXPENDITURE	5,464	—		—	5,464
TOTAL ASSETS	116,720	8,571	5,597	42,970	173,858
TOTAL EXTERNAL LIABILITIES	44,213	8,375	2,560	(275)	54,873
DIVIDENDS (PAID)/RECEIVED	(56,800)	—		56,800	—
NET CASH FLOWS GENERATED BY/(UTILIZED IN) OPERATIONS	88,112	(5,012)	—	(12,467)	70,633
NET CASH FLOWS UTILIZED IN INVESTING ACTIVITIES	(5,538)	—	—	(22)	(5,516)
NET CASH (UTILIZED IN)/ GENERATED FROM FINANCING ACTIVITIES	(10,663)	5,559	—	(7,065)	(12,169)
NET INCREASE IN CASH AND EQUIVALENTS	15,111	547	—	37,290	52,948
NUMBERS OF EMPLOYEES	—	19	—	101	120

18.	FAIR VALUE AND RISKS OF FINANCIAL INSTRUMENTS

The Company's financial instruments are set out in note 19.

In the normal course of its operations, the group is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the group enters into derivative financial instruments. All derivative financial instruments are initially recognized at cost and subsequently measured at their fair value on the balance sheet.

18.1	Concentration of Credit Risk

The group's financial instruments do not represent a concentration of credit risk because the Group sells its gold to and deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed and an adequate level of provision for doubtful debts is maintained.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

Gold bullion, the group's principal product, is produced in Mali. The gold produced is sold to reputable gold refineries. Because of the international market for gold the group believes that no concentration of credit risk exists with respect to the selected refineries to which the gold is sold.

Included in receivables is US$12.4 million (2003: US$5.9 million) relating to indirect taxes owing to Morila by the State of Mali, which is denominated in FCFA.

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

In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. The group has been able to in the past actively source financing through public offerings, shareholders loans and third party loans.

19.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the group's financial instruments outstanding at December 31, 2004 and 2003. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	2004		2003
	Carrying Amount $000	Fair Value $000	Carrying Amount $000	Fair Value $000
Financial assets
Cash and equivalents	78,240	78,240	105,475	105,475
Restricted cash	—	—	3,882	3,882
Receivables	23,667	23,667	15,196	15,196
Financial liabilities
Accounts payable	15,584	15,584	23,557	23,557
Bank overdraft	—	—	1,550	1,550
Long-term debt (excluding loans from outside shareholders)	40,718	40,718	6,832	6,832
Liabilities on financial instruments	15,668	15,668	8,488	8,488

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

FINANCIAL INSTRUMENTS

Details of the group's on balance sheet gold derivative contracts as at 31 December, 2004:

	HEDGING INSTRUMENTS
Maturity Dates	Forward Sales Ounces	US$/oz
Loulo
December 31, 2005	12,504	430
December 31, 2006	93,498	431
December 31, 2007	103,500	435
December 31, 2008	80,498	431
December 31, 2009	75,000	430
Total	365,000	432

The total fair value (mark-to-market) of the above financial instruments as at December 31, 2004 was US$15,668 million negative.

The figures shown above are the financial instruments taken out as part of the Loulo project financing.

The Loulo price protection was initially done on a short dated spot deferred basis. With the completion of the final mining schedules and feasibility study, as well as credit approval of the project financing, the hedged ounces were rolled out and matched to future production. Prior to this, the Loulo instruments were deemed speculative for accounting purposes.

The Morila hedge book was fully utilised in 2004.

Details of on balance sheet gold derivative contracts as at December 31, 2003 :

	HEDGING INSTRUMENTS		UNMATCHED INSTRUMENTS
MATURITY DATES	Forward sales Ounces	US$/oz	Purchased Calls Ounces	US$/oz	Forward Sales Ounces	US$/oz	Fixed 4 year gold lease rate agreements
							Ounces	Fixed Rate
MORILA
(attributable portion)

December 31, 2004
CORPORATE	51,941	275	18,384	360	—	—	—	—
(for Loulo)
30 June 2004	—	—	—	—	150,000	402	—	—
30 June 2004	—	—	—	—	50,000	410	—	—
30 June 2004	—	—	—	—	—	—	200,000	1.64%

Estimation of Fair Values

Receivables, restricted cash, accounts payable, bank overdrafts and cash and equivalents.

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Long-term debt

The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

No fair value is determinable for the loans from minority shareholders as repayment is contingent on net available cash from the projects.

Gold price contracts

The fair value of gold price forward and option contracts has been determined by reference to quoted market rates at year-end balance sheet dates.

20.	COMMITMENTS AND CONTINGENT LIABILITIES

20.1	Capital Expenditure

	2004 $'000	2003 $'000
Contracts for capital expenditure	17,119	320
Authorized but not contracted for	8,011	148
	25,130	468

21.	RELATED PARTY TRANSACTIONS

The service agreement between the company and Randgold & Exploration Company Limited was terminated by mutual agreement effective from the first of April 2004.

In order to continue to source certain services from South Africa, Seven Bridges Trading 14 (Proprietary) Limited ("Seven Bridges"), a 100 percent subsidiary of the company, was incorporated.

A service agreement has been entered into between the company and Seven Bridges whereby Seven Bridges will provide certain administrative services to the company who wish to prevail on the cost effective services, expertise and materials available in South Africa.

Seven Bridges derives its income from the services it provides to the company for which it charges a monthly fee based on the total employment cost to company plus 50 percent.

In terms of the Operator Agreement between Morila SA and AngloGold Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Services Mali SA quarterly in arrears. The attributable management fees for the year ended December 31, 2004 amounted to US$0.8 million (2003: $1.1 million).

Purchasing and consultancy services are also provided by Anglogold Ashanti to the mine on a reimbursable basis. The attributable purchases and consultancy services for the year ended December 31, 2004 amounted to US$0.5 million (2003 : US$0.4 million).

22.	SALE OF SYAMA

In April 2003, the Company entered into an option agreement with the Australian company Resolute Mining Limited, over its interest in the Syama Mine in Mali. In terms of the agreement, Resolute was given a 12 month period in which to conduct a full due diligence over Syama.

On April 5, 2004, Resolute Mining exercised its option to buy the Company's 80% interest in the Syama Mine. Resolute paid the Group US$9.9 million and transaction fees of US$ 1.2 million were incurred. Furthermore, a gold price of more than US$350 per ounce, the Company would receive a royalty of US$10 per ounce on the first million ounces of production from Syama and US$5 per ounce on the next three million ounces based on the attributable ounces acquired by Resolute. This has not been included in the profit attributable to the sale of Syama, as it is linked to a gold price of US$ 350 and the Syama mine is still on care and maintenance.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

The assets and liabilities of Syama disposed of were as follows:

December 31, 2004 US$000
Property, plant and equipment	3,668
Current assets	3,797
Total assets	7,465
Total liabilities	(5,901)
Net assets	1,564

Proceeds from sale	(8,634)
Profit on disposal of Syama	(7,070)

Proceeds from sale	8,634
Cash disposed	(63)
Net cash on sale	8,571

23.	SUBSEQUENT EVENTS

No material subsequent events occurred.

24.	RECONCILIATION TO U.S. GAAP

The Group's consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differs in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The principal differences between IFRS and U.S. GAAP are presented below together with explanations that affect consolidated net income for each of the three years ended December 31, 2004, 2003 and 2002 and total shareholders' equity as at December 31, 2004 and 2003. For the convenience of understanding these adjustments, a consolidated income statement and consolidated balance sheet prepared in accordance with U.S. GAAP have been presented on page F-34 to F-36.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

Reconciliation of Net Income

	2004 $'000	2003 $'000		2002 $'000
Net income as reported under IFRS	20,114	47,526		65,728
Share-based compensation	690	(4,780)		(5,991)
Provision for environmental rehabilitation	—	—		(76)
Development costs	(3,916)	—		—
Net income under U.S. GAAP before cumulative effect of change in accounting principle	16,888	42,746		59,661
Cumulative effect of change in accounting principle (adoption of FAS143)	—	214		—
Net income under U.S. GAAP	16,888	42,960		59,661
Movement in cash flow hedges during the period	(8,265)	890		(6,548)
Comprehensive income under U.S. GAAP	8,623	43,850		53,113

Basic earnings per share under U.S. GAAP ($)	0.29	0.75	*	1.19	*
*Weighted average number of shares used in the computation of basic earnings per share	58,870,632	57,441,360	*	50,295,640	*

Fully diluted earnings per share under U.S. GAAP ($)	0.29	0.74	*	1.17	*
*Weighted average number of shares used in the computation of fully diluted earnings per share	59,996,257	57,603,364	*	50,817,466	*
* Reflects adjustments arising from the subdivision of shares

Reconciliation of shareholders' equity

	2004 $'000	2003 $'000
Shareholders' equity as reported under IFRS	191,169	177,187
Development costs	(3,916)	—
Shareholders' equity under U.S. GAAP	187,253	177,187

SHARE-BASED COMPENSATION

The Company has an employee share option scheme ("Randgold Resources Share Option Scheme" hereafter referred to as the RRSOR scheme) under which all employees may be granted options to purchase shares in RRL's authorized but unissued common stock. During 1998 the rules of RRSOR scheme were revised whereby up to 15% of the outstanding share capital of the Company may be reserved for the scheme. As at December 31, 2004 and December 31, 2003, 9,668,579 and 8,724,680 (adjusted for subdividion of shares) shares respectively, were available to be exercised in terms of the RRSOR scheme rules. Options currently expire no later than ten years from the grant date. Options granted to directors, officers and employees vest as follows: on either the first or the second anniversary of the grant date a third of the total option grant vests, and annually thereafter upon anniversary of the grant date a further third of the total option grant vests.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

Share option activity was as follows (all figures are number of shares, except for average price per share data and have been adjusted for the share split):

	Available for grant	Number of shares	Average price per share ($)
BALANCE AT DECEMBER 31, 2001	1,079,180	3,693,134	—
Shares authorized during the year	1,500,000	—	—
Shares lapsed during the year	50,644	(50,644)	1.85
Shares granted during the year	(2,053,278)	2,053,278	3.24
Shares exercised during the year	—	(404,220)	1.81
BALANCE AT DECEMBER 31, 2002	576,546	5,291,548	2.46
Adjustment to balance following increase in share capital	479,018	—	—
Shares exercised during the year	—	(2,418,090)	—
Shares added back i.t.o. Rule 3.2 of RRSOR	775,200	(775,200)	—
Shares granted during the year	—	—	—
Shares lapsed during the year	110,862	(110,862)	1.74
BALANCE AT DECEMBER 31, 2003	1,941,626	1,987,396	3.14
Adjustment to balance following increase in share capital	979	—	—
Shares exercised during the year	—	(6,000)	—
Shares granted during the year	—	—	—
Shares lapsed during the year	—	—	—
Balance prior to share split	1,942,605	1,981,396	2.88
Adjustment to balance following increase in share capital	114,260	—	—
Shares exercised during the year	—	(702,925)	—
Shares granted during the year	(1,316,003)	1,316,003	8.05
Shares lapsed during the year	53,500	(53,500)	3.25
BALANCE AT DECEMBER 31, 2004	794,362	2,540,974	5.35

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

The table below summarizes information about the options outstanding:

			OUTSTANDING OPTIONS
	Number of Shares		Weighted Average Contractual life (in years)	Weighted Average Exercise Price ($)
Range of Exercise Price ($)
AT DECEMBER 31, 2004
1.25 – 2.13	233,566		5.95	1.80
2.50 – 3.50	855,862		7.42	3.22
5.00 – 8.25	247,546		2.43	7.80
8.05 – 8.05	1,204,000		9.59	8.05
	2,540,974		7.83	5.82

AT DECEMBER 31, 2003
1.25 – 2.13*	326,920	*	6.74	1.81	*
2.50 – 3.50*	1,467,920	*	7.53	3.21	*
5.00 – 8.25*	192,556	*	3.38	7.68	*
	1,987,396	*	7.00	3.42	*

* Reflects adjustments resulting from the sub-division of shares.

The table below summarizes the information about the RRSOR options that are exercisable:

	EXERCISABLE OPTIONS
	Number of Shares		Weighted Average Exercise Average ($)
Exercise Price ($)
AT DECEMBER 31, 2004
1.25 – 2.13	217,566		1.78
2.50 – 3.50	288,200		3.25
5.00 – 8.25	192,556		7.68
8.05 – 8.05	—		—
	698,322		4.01
AT DECEMBER 31, 2003
1.25 – 2.13*	270,920	*	1.76	*
2.50 – 3.50*	39,200	*	3.27	*
5.00 – 8.25*	192,552	*	7.68	*
	502,672	*	4.14	*

* Reflects adjustments resulting from the sub-division of shares.

Under IFRS, the Company does not recognize compensation expense for its share option plans. For U.S. GAAP purposes, the Company accounts for its share option and share purchase plans under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25), as permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (FAS 123). In general, APB 25 requires that the intrinsic value of the options, defined as the market value of the share at grant date less the exercise price, be recognized as compensation expense prospectively, over the vesting period of the related options. In terms of the rules of the RRSOR scheme, the option purchase price is equal to fair market value at the date of grant, generally resulting in no compensation expense on the date of grant.

On January 29, 2001, 873,200 options granted to various employees at prices between $4.25 and $10.00 were cancelled and reissued at $3.30, the Company's share price at that date, which was lower than the grant price on the original grant date. Under U.S. GAAP, where a Company undertakes a share re-pricing whereby existing options are cancelled and reissued at a lower

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

price, such options are mark-to-market with reference to the difference between the grant price and the Company stock price, with the difference recognized as stock compensation expense. Accordingly, the Company recorded compensation expense of $4.8 million and $5.9 million during the year ended December 31, 2003 and 2002, respectively. Some of these options vested during the year ended December 31, 2004 and the Company recorded a reversal of $0.7 million (net) in respect of compensation cost previously recognized.

The following table illustrates the effect on net income and earnings per share, as determined under U.S. GAAP as if the Company had applied the fair value recognition provisions of FAS 123, for share-based employee compensation (in thousands except for earnings per share information).

	2004 $'000	2003 $'000		2002 $'000
Net income as reported under U.S. GAAP	16,888	42,960		59,661
Plus : Share-based compensation (benefit) expense recognized	(690)	4,780		5,991
Less: Pro-forma share-based compensation expense determined under fair value based method of all awards	(1,940)	(1,219)		(1,707)
Pro-forma net income	14,258	46,521		63,945
Earnings per share:
Basic – as reported ($)	0.29	0.75	*	1.19	*
Basic – pro forma ($)	0.24	0.81	*	1.27	*

Fully diluted – as reported ($)	0.29	0.74	*	1.17	*
Fully diluted – pro forma ($)	0.24	0.81	*	1.26	*

* Reflects adjustments resulting from the sub-division of shares.

The impact on pro-forma net income and earnings per share in the table above may not be indicative of the effect in future years. The Company continues to grant share options to new employees. This policy may or may not continue. The fair value of options granted in the years ended December 31, 2004 and December 31, 2002, reported in the pro-forma table above has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted assumptions:

	January 1, 2004	August 5, 2004	Year ended December 31, 2002
Expected life (in years)	3	3	4
Risk free interest rate – RRSOR Scheme	2.27%	2.88%	1.9%
Volatility	21.07%	46.3%	84%
Dividend yield	0%	0%	0%

During the year ended December 31, 2004, the weighted average estimated fair value of employee stock options granted under the RRSOR Scheme was $13.87 per share for the options granted in January, 2004 and $2.72 per share for the options granted in August, 2004. During the fiscal years ended December 31, 2002, the weighted average estimated fair value of employee stock options granted under the RRSOR Scheme was $4.07. No options were granted in 2003.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing model does not necessarily provide a reliable single measure of the fair value of its options.

PROVISION FOR ENVIRONMENTAL REHABILITATION

Currently under IFRS, full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to balance sheet date. Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are shown separately in the statement of operations. Previously under U.S. GAAP, expenditure estimated to be incurred on long-term environmental obligations was provided over the remaining lives of the mines through charges in the statement of operations, principally by the units-of-production method based on estimated above infrastructure proven and probable reserves. The Company has adopted FAS 143 "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("FAS 143") effective January 1, 2003. FAS 143 applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under FAS 143 the Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company will record a gain or loss if the actual cost incurred is different than the liability recorded. Following the adoption of FAS 143, the Company's treatment of environmental rehabilitation under U.S. GAAP is now in line with IFRS.

DEVELOPMENT COSTS

During the year ended December 31, 2004, the Company changed its accounting policy for development costs and mine plant facilities under IFRS to clarify the treatment of costs relating to the definition of mineralization in existing orebodies of the expansion of the productive capacity of existing operating mines. The effect of the change was the capitalization of $3.9 million of drilling costs relating to the underground development study at Loulo during the year ended December 31, 2004. U.S. GAAP is more restrictive regarding the capitalization of such costs, requiring an economically feasible orebody with proven and probable reserves being established, before expenditure to further develop the orebody, or to establish or expand productive capacity, can be capitalized. Since a bankable feasibility study has not yet been established, the drilling costs have been expensed as incurred under U.S. GAAP. The change in accounting policy under IFRS did not have any impact on prior years.

PRESENTATION IN FINANCIAL STATEMENTS: ACCOUNTING FOR MORILA JOINT VENTURE

Under IFRS the Company accounts for its interest in the incorporated Morila SA joint venture using the proportionate consolidation method. Under U.S. GAAP interests in incorporated joint ventures are accounted for under the equity method. Although this presentation under U.S. GAAP would have resulted in a significantly different balance sheet and income statement presentation to that currently presented under IFRS, it has no impact on the income and net asset value of the Company, except for any differences between IFRS and U.S. GAAP applicable to the joint venture.

The following is summarized audited financial information related to Morila S.A. prepared in accordance with U.S. GAAP for each of the three years ended December 31, 2004, 2003 and 2002, and as of December 31, 2004 and 2003.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

	2004 $'000	2003 $'000	2002 $'000

Revenues	189,740	273,931	328,652
Costs and expenses	(126,178)	(112,071)	(102,347)
Income before change in accounting policy	63,562	161,860	226,305
Change in accounting policy	—	—	—
Net income	63,562	161,860	226,305

	2004 $'000	2003 $'000

Current assets	97,110	81,184
Non-current assets	168,719	153,958
Current liabilities	(25,355)	(38,871)
Non-current liabilities	(26,811)	(57,678)
Shareholders' equity	213,663	138,593

To provide a better understanding of the differences in accounting standards, the table below presents the consolidated income statements under U.S. GAAP in a format consistent with the presentation of U.S. GAAP consolidated income statements, as if the results of operations and financial position of the Morila SA joint venture been accounted for under the equity method, and after processing the other differences between IFRS and U.S. GAAP described above.

A)	INCOME STATEMENT

For the years ended December 31,

	2004 $'000	2003 $'000	2002 $'000
Revenues from product sales	—	—	—
Production costs	—	—	—
Operating profit/(loss)	—	—	—
Interest received	1,016	883	30
Interest expense	(54)	(152)	(1,055)
Royalties	—	—	—
Depreciation and amortization	(1,352)	(1,957)	(1,651)
Exploration and corporate expenditure	(14,958)	(16,255)	(16,111)
Profit/(Loss) on financial instruments	2,232	(2,232)	(775)
Profit on sale of Syama	7,070	—	—
Share-based compensation	690	(4,780)	(5,991)
Other expenses	(2,918)	(128)	(5,528)
Loss before taxes	(8,274)	(24,621)	(31,081)
Income tax expense	—	—	—
Loss before equity income and minority interests	(8,274)	(24,621)	(31,081)
Equity income of joint venture	25,162	67,016	90,522
Minority interest	—	351	220
Net income before change in accounting principle	16,888	42,746	59,661
Cumulative effect of change in accounting principle (adoption of FAS 143)	—	214	—
Net income	16,888	42,960	59,661

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

B)	BALANCE SHEET As at December 31,

	2004 $'000	2003 $'000
ASSETS
CURRENT ASSETS
Cash and equivalents	77,424	101,574
Receivables	3,490	6,327
Inventories	—	2,836
Total current assets	80,914	110,737
NON-CURRENT ASSETS
Property, plant and equipment	68,404	15,577
Investment in joint venture	95,708	67,144
TOTAL ASSETS	245,026	193,458
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	5,442	8,009
Bank Overdraft	—	1,550
TOTAL CURRENT LIABILITIES	5,442	9,559
NON-CURRENT LIABILITIES
Provision for environmental rehabilitation	—	2,623
Long-term liabilities	35,042	890
Loans from outside shareholders in subsidiaries	1,621	958
Liabilities on financial instruments	15,668	2,232
TOTAL NON-CURRENT LIABILITIES	52,331	6,712

SHAREHOLDERS' EQUITY
Share capital	2,961	2,926
Additional paid-in capital	118,078	212,754
Accumulated losses	81,882	(31,090)
Other reserves	(15,668)	(7,403)
TOTAL SHAREHOLDERS' EQUITY	187,253	177,187

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	245,026	193,458

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

(C)	SUMMARISED CASH FLOW STATEMENT For the years ended December 31,

	2004 $'000	2003 $'000	2002 $'000
Cash flow utilized in operating activities	(7,791)	(10,331)	(19,436)
Cash flow (utilized in)/generated by investing activities	(53,192)	(3,871)	21
Cash flow generated/(utilized in) financing activities	36,833	76,285	57,252
Net (decrease)/increase in cash equivalents	(24,150)	62,083	37,837

RECENT ACCOUNTING PRONOUNCEMENTS

IFRS

IFRS 2 – Shared based payments

IFRS 2 requires an entity to recognize share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity.

Effective for the financial year commencing January 1, 2005

IFRS 3 – Business Combinations

All business combinations within the scope of IFRS 3 must be accounted for using the purchase method. The pooling of interests method is prohibited. Costs expected to be incurred to restructure an acquired entity's (or the acquirer's) activities must be treated as post-combination costs, unless the acquired entity has a pre-existing liability for restructuring its activities. Intangible items acquired in a business combination must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their faire value can be measure reliably. Identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be initially measured at faire value. Amortisation of goodwill and intangible assets with indefinite useful lives is prohibited. Instead they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment.

Effective for the financial year commencing January 1, 2005

IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations

IFRS 5 requires assets that are expected to be sold and meet specific criteria to be measured at the lower of carrying amount and fair value less costs to sell. Such assets should not be depreciated and should be presented separately in the balance sheet. It also requires operations that form a major line of business or area of geographical operations to be classified as discontinued when the assets in the operations are classified as held for sale. These requirements relating to assets held for sale and the timing of the classification of discontinued operations are substantially the same as the equivalent requirements in U.S. GAAP. The type of operation that can be classified as discontinued is narrower than under U.S. GAAP.

Effective for the financial year commencing January 1, 2005

Other developments - IASB

14 IAS standards were improved (1, 2, 8, 10, 16, 17, 21, 24, 27, 28, 31, 33, 36, 40) and IAS 15 withdrawn. The changes have removed accounting choices and are expected to result in better reporting. New guidelines and significantly enhanced disclosures have been introduced. Limited revisions were also made to IAS 32 and 39.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

The improvements and amendments are effective for periods beginning on or after January 1, 2005. Earlier adoption is encouraged.

All changes to each individual standard must be implemented at a point – selective application is prohibited.

IFRIC Interpretations

IFRIC Interpretation 1 – Changes in Existing Decommissioning, Restoration and Similar Liabilities

This Interpretation addresses how the effect of the following events that change the measurement of an existing decommissioning, restoration or similar liability should be accounted for :

a)	a change in the estimated outflow of resources embodying economic benefits (eg cash flows) required to settle the obligation;

b)	a change in the current market-based discount rate as defined in paragraph 47 of IAS 37 (this includes changes in the time value of money and the risks specific to the liability); and

c)	an increase that reflects the passage of time (also referred to as the unwinding of the discount).

Effective for financial periods beginning on or after January 1, 2005.

U.S. GAAP

In December 2004, the Financial Accounting Standards Board, or the FASB, issued Statement of Financial Accounting Standards No. 123R "Share-Based Payment", or FAS 123R. FAS 123R revised FAS 123 and supersedes APB 25 and its related implementation guidance. FAS 123R requires measurement and recording to the financial statements the costs of employee services received in exchange for a award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide service in exchange for such award. The Company will adopt the provisions of FAS 123R on January 1, 2006 and anticipate using the modified prospective application. Accordingly, compensation expense will be recognized for all newly granted awards and awards modified, repurchased, or cancelled after July 1, 2005. Compensation costs for the unvested portion of awards that are outstanding as of July 1, 2005 will be recognized ratably over the remaining vesting period. The compensation costs for the unvested portion of awards will be based on the fair value at date of grant as calculated for our pro forma disclosure under FAS 123. The effect on net income and earnings per share in the periods following adoption of FAS 123R are expected to be consistent with the pro forma disclosure under FAS 123, except that estimated forfeitures will be considered in the calculation of compensation expense under FAS 123R. Additionally, the actual effect on net income and earnings per share will vary depending upon the number and fair value of options granted in 2005 compared to prior years.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Cots – an amendment of ARB NO. 43, Chapter 4," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as current period costs. It also requires that allocations of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Statement applies to inventory costs incurred in the first fiscal year beginning after June 15, 2005. The Company is determining the impact, if any, on its financial position and results from operations.

During 2004, a committee of the EITF began discussing the accounting treatment for stripping costs incurred during the production phase of a mine. In March 2005, the EITF reached a consensus (ratified by the FASB) that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. The EITF consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company is currently evaluating the impact of this EITF on its financial position and results of operations under U.S. GAAP.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of and Shareholders of Société des Mines de Morila S.A.

We have audited the accompanying financial statements of Société des Mines de Morila S.A. (the "Company") as of December 31, 2004 and 2003, and the related statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and of the results of its operations and its cash flows for each of the two years in the period ended December 31, 2004, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in note 23 to the financial statements.

PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants and Auditors
Sunninghill, South Africa
May 3, 2005

SOCIÉTÉ DES MINES DE MORILA S.A.
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	Note	2004 $'000	2003 $'000	2002 $'000
Revenue	14	189,740	273,931	328,652
Operating costs		(119,612)	(101,835)	(97,784)
Operating profit	15	70,128	172,096	230,868
Other expenditure – net		(6,566)	(10,771)	(4,372)
– interest received		92	291	487
– finance charges		(4,252)	(5,113)	(6,574)
– other (expenses) / income, net		(2,406)	(5,949)	1,715
Profit before taxation		63,562	161,325	226,496
Taxation	16	—	—	—
Net profit		63,562	161,325	226,496

See notes to the financial statements

SOCIÉTÉ DES MINES DE MORILA S.A.
BALANCE SHEET
FOR THE YEARS ENDED DECEMBER 31,

	Note	2004 $'000	2003 $'000
Non current assets		168,719	171,508
Mining assets	8	117,754	130,505
Deferred stripping	9	20,830	26,298
Long-term ore stockpiles	10	30,135	14,705
Current assets		97,110	69,347
Deferred stripping	9	15,925	—
Inventories	10	25,332	21,117
Accounts receivable	11	44,891	24,599
Prepaid expenses		8,922	1,306
Derivative financial instruments	7	—	2,868
Cash and equivalents		2,040	9,752
Restricted cash	12	—	9,705
Total assets		265,829	240,855
Capital and reserves
Share capital	3	16	16
Distributable reserves		213,647	138,577
Other reserves		—	(18,508)
Retained income		213,647	157,085
Shareholder's equity		213,663	138,593
Non-current liabilities		26,811	44,883
Shareholders' subordinated loans	4	3,369	18,993
Environmental rehabilitation provision	5	9,252	8,809
Long term liabilities	6	14,190	17,081
Current liabilities		25,355	57,379
Accounts payable	13	22,464	18,123
Derivative financial instruments	7	—	18,508
Short term portion of long term liabilities	6	2,891	20,748
Total shareholders' equity and liabilities		265,829	240,855

See notes to the financial statements

SOCIÉTÉ DES MINES DE MORILA S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY
FOR THE YEARS ENDED DECEMBER 31,

	Share capital $'000	Retained income $'000	Other Reserves $'000	Total $'000
Balance at January 1, 2002	16	85,264	(4,362)	80,918
Net profit for the year	—	226,496	—	226,496
Movement in cash flow hedges	—	—	(16,371)	(16,371)
Dividends declared and paid	—	(142,000)	—	(142,000)
Balance at December 31, 2002	16	169,760	(20,733)	149,043
Net profit for the year	—	161,325	—	161,325
Movement in cash flow hedges	—	—	2,225	2,225
Dividends declared and paid	—	(174,000)	—	(174,000)
Balance at December 31, 2003	16	157,085	(18,508)	138,593
Net profit for the year	—	63,562	—	63,562
Movement in cash flow hedges	—	—	18,508	18,508
Dividends declared and paid	—	(7,000)	—	(7,000)
Balance at December 31, 2004	16	213,647	—	213,663

See notes to the financial statements

SOCIÉTÉ DES MINES DE MORILA S.A.
CASH FLOW STATEMENT
FOR THE YEARS ENDED DECEMBER 31,

	Note	2004 $'000	2003 $'000	2002 $'000
Cash flows from operating activities
Cash generated by operating activities before changes in working capital	17.1	83,690	177,264	236,664
Cash utilized by changes in working capital	17.2	(48,847)	(8,244)	(9,949)
Cash generated from operations		34,753	169,020	226,715
Interest paid –net		(3,451)	(4,223)	(6,088)
Net cash flows generated by operating activities		31,302	164,797	220,627
Cash flows from investing activities
Decrease in restricted cash		9,705	1,610	(131)
Additions to mining assets		(4,640)	(11,907)	(13,715)
Dividends paid		(7,000)	(174,000)	(142,000)
Net cash flows utilized in investing activities		(1,935)	(184,297)	(155,846)
Cash flows from financing activities
Long term liabilities repaid		(20,748)	(21,098)	(27,003)
Shareholder loan repaid		(16,331)	—	—
Net cash flows utilized in financing activities		(37,079)	(21,098)	(27,003)
Net decrease in cash and equivalents		(7,712)	(40,598)	37,778
Cash and equivalents at beginning of year		9,752	50,350	12,572
Cash and equivalents at end of year		2,040	9,752	50,350

See notes to the consolidated financial statements

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature Of Operations

Société des Mines de Morila S.A. (the "Company") owns the Morila gold mine in Mali. The Company is owned 80% by Morila Limited and 20% by the State of Mali. Randgold Resources Limited and AngloGold Ashanti Limited (formerly AngloGold Limited) each own 50% of Morila Limited. The Company is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Company's principal product, is currently produced and sold in Mali.

2.    Significant Accounting Policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, except for the accounting policy for development costs and mine plant facilities. This accounting policy has been changed to clarify the treatment of costs relating to the definition of mineralization in existing orebodies or the expansion of the productive capacity of existing operating mines.

2.1    Basis of Preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments), which are carried at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies.

2.2    General

The financial statements are measured and presented in US dollars, as it is the primary measurement currency in which transactions are undertaken. Monetary assets and liabilities in foreign currencies are translated to US dollars at rates of exchange ruling at the end of the financial period. Translation gains and losses arising at period-end, as well as those arising on the translation of settled transactions occurring in currencies other than the functional currency, are included in net income.

2.3    Foreign Currency Translation

(a)    Measurement and presentation currency

The consolidated financial statements are presented in United States Dollars, which is the Company's measurement and presentation currency.

(b)    Transactions and balances

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

2.4    Property, Plant And Equipment

(a)    Undeveloped properties

Undeveloped properties upon which the Company has not performed sufficient exploration work to determine whether significant mineralization exists, are carried at original cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights have diminished below cost, an impairment is recorded.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(b)    Development costs and mine plant facilities

Mine development costs and mine plant facilities are initially recorded at cost, whereafter it is measured at cost less accumulated depreciation and impairment. Development costs and mine plant facilities relating to existing and new mines are capitalized. Development costs consist primarily of direct expenditure incurred to evaluate and develop new orebodies, to define mineralization in existing orebodies and to establish or expand productive capacity, and is capitalized until commercial levels of production are achieved, at which point the costs are depreciated over the life of the mine. Ongoing costs to maintain production are expensed as incurred.

(c)    Non-mining fixed assets

Other non-mining fixed assets are shown at cost less accumulated depreciation.

(d)    Depreciation and amortization

Long life assets include mining properties, mine development costs and mine plant facilities. These assets have useful economic lives which exceed that of the life of the mine. Depreciation and amortization are therefore charged over the life of the mine based on estimated ore tons contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Short life assets, which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of between two to five years.

(e)    Mining property evaluations

The carrying amount of the long-lived assets of the Company are annually compared to the recoverable amount of the assets, or whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and net selling price.

In assessing the value in use, the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is the Company's weighted average cost of capital. An impairment is recognized in the income statement to the extent that the carrying amount exceeds the assets' recoverable amount. The revised carrying amounts are depreciated in line with accounting policies.

A previously recognized impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognized in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior years.

The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.

2.5    Deferred Stripping Costs

The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred, and charged to production when the actual ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tons to be mined, to anticipated future ore tons to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the year.

2.6    Inventories

Inventories, which include consumable stores, gold in process and ore stockpiled, are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

Stockpiles consist of two types of ore, high grade and medium grade ore, which will be processed through the processing plant. Both high and medium grade stockpiles are currently being processed and all ore is expected to be fully processed within the life of mine. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design.

Consumable stores are valued at average cost after appropriate provision for redundant and slow moving items have been made.

2.7    Financial instruments

Financial instruments are initially measured at cost, including transaction costs. Subsequent to initial recognition these instruments are measured as set out below. Financial instruments carried on the balance sheet include cash and cash equivalents, receivables, accounts payable, borrowings and derivative financial instruments.

2.8    Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

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

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognized directly in equity. Amounts deferred in equity are included in the income statement in the same periods during which the hedged firm commitment or forecasted transaction affects net profit or loss.

Recognition of derivatives which meet the criteria for the normal purchases, normal sales exemption are deferred until settlement. Under these contracts the group must physically deliver a specified quantity of gold at a future date at a specified price to the contracted counter party.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments for forecasted transactions. The Company formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

2.9    Receivables

Receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. A provision for impairment of trade receivables is established when

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

2.10    Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less at the date of purchase.

2.11    Rehabilitation costs

The net present value of estimated future rehabilitation cost estimates is recognized and provided for in the financial statements and capitalized to mining assets on initial recognition. Initial recognition is at the time of the disturbance occurring and thereafter as and when additional environmental disturbances are created. The estimates are reviewed annually to take into account the effects of inflation and changes in estimates and are discounted using rates that reflect the time value of money.

Annual increases in the provision are charged to income and consist of finance costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalized to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is amortized as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

2.12    Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.13    Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.14    Accounts payable

Accounts payable are stated at cost adjusted for payments made to reflect the value of the anticipated economic outflow of resources.

2.15    Employee benefits

(a)    Post retirement employee benefits

The company has a defined contribution plan. A defined contribution plan is a plan under which the company pays fixed contributions. The company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

Retirement benefits for employees of the Company are provided by the Mali state social security system to which the Company and its employees contribute a fixed percentage of payroll costs each month. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

(b)    Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

2.16    Finance Leases

Leases of plant and equipment where the Company assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the income statement over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets.

2.17    Revenue recognition

Revenue is recognized as follows:

(a)	Gold sales – Revenue arising from gold sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

(b)	Silver sales – Revenue arising from silver sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

(c)	Interest income – Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity.

2.18    Exploration costs

Exploration costs are expensed as incurred. Costs related to property acquisitions are capitalized.

3.    Share capital

Share capital consists of the following authorized and issued ordinary par value shares with a nominal value of Communauté Financière Africaine franc ("CFA") 10 000 ($16.356) each:

	Number of shares authorized and issued	2004 $'000	2003 $'000

Morila Limited	800	13	13
Government of Mali	200	3	3
	1,000	16	16

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

4.    Shareholder's loans

	2004 $'000	2003 $'000
Government of Mali	3,369	3,248
Morila Limited	—	15,745
	3,39	18,993
Made up of:
Principal	2,622	13,108
Deferred interest	747	5,885
	3,369	18,993

The shareholder loans are denominated in US dollars and interest accrues at a LIBOR dollar rate plus 2% per annum. These loans were subject to the conditions set out in the syndicated loan agreements. Under these agreements, these loans have been subordinated by the shareholders until such time as the Morila project loan (refer note 6) was repaid in full. The weighted average interest rate as at December 31, 2004 on the shareholders' subordinated loans was 4.19% (December 31, 2003: 3.23%). The loan owing to Morila Limited was paid in full during the 2004 financial year.

5.    Environmental Rehabilitation Provision

	2004 $'000	2003 $'000
Opening balance	8,809	5,850
Accretion expense	443	2,475
Additions and changes in estimate	—	484
	9,252	8,809

The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the risk free pre-tax, cost of borrowing.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company has estimated that the remaining costs for Morila, in current monetary terms, be $12.2 million (December 31, 2003: $12.2 million), the majority of which will only be expended over the life of mine.

Although limited environmental rehabilitation regulations currently exist in Mali to govern the mines, management has based the environmental rehabilitation provision using the standards as set by the World Bank which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the Company's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

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

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

There are no other potentially responsible parties to consider for cost sharing arrangements.

The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.

6.    Long term liabilities

	2004 $'000	2003 $'000
(a) Morila project loan	—	18,000
(b) Morila finance lease	14,468	16,826
(c) Morila Air Liquide finance lease	2,613	3,003
	17,081	37,829
Less: Current portion of long term liabilities:
(a) Morila Project loan	—	18,000
(b) Morila finance lease	2,489	2,358
(c) Morila Air Liquide finance lease	402	390
	14,190	17,081

(a)    Morila Project Loan

The loan was the original project finance loan with a consortium of commercial banks and was fully repaid in June 2004. The loan carried interest at US three month LIBOR plus 2% per annum. The weighted average interest rate for the year ended December 2004, 31 was 3.44% (2003: 3.29%).

The repayment schedule according to the contract was as follows:

	2004 $'000	2003 $'000
Less than one year	—	18,000
Later than one year and not later than five years	—	—
Later than five years	—	—
	—	18,000

(b)    Finance Leases

Morila finance lease relates to five generators leased from Rolls Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate of which as at December 31, 2004 was approximately 20% per annum based on the lease contract. The lease is collateralized by plant and equipment whose net book value at December 31, 2004 amounted to $14.5 million (2003: $17.0 million). Average lease payment of $3.8 million are payable in instalments over the term of the lease. Two of the Company's ultimate shareholders, being Randgold Resources Limited and AngloGold Ashanti Limited jointly guaranteed the repayment of the lease.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

The estimated repayment schedule according to the contract is as follows:

	2004 $'000	2003 $'000
Less than one year	2,488	2,358
Later than one year and not later than five years	9,240	11,728
Later than five years	2,740	2,740
	14,468	16,826

(c)    Morila Air Liquide Finance Lease

Morila Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing 1 December 2000 and bears interest at a variable rate which as at December 31, 2004 was approximately 3.09% per annum. The lease is collateralized by the production units whose net book value at December 31, 2004 amounted to $2.5 million (2003: $2.8 million).

The estimated repayment schedule according to the contract is as follows:

	2004 $'000	2003 $'000
Less than one year	402	390
Later than one year and not later than five years	1,741	1,688
Later than five years	470	925
	2,613	3,003

7.    Financial Instruments Asset And Liability

	2004 $'000	2003 $'000
Mark to market of speculative financial instruments	—	(2,868)
Mark to market of hedge financial instruments	—	18,508
	—	15,640

The hedge book was closed out at December 31, 2004.

7.1	This reflects the mark-to-market adjustment on those derivative financial instruments which do not, under the Company's accounting policy, qualify for hedge accounting. These derivative instruments are further discussed in note 19.

7.2	The financial instrument liability relates to the derivative financial instruments which qualify for hedge accounting. These derivative instruments are further discussed in note 19.

8.    Mining Assets

	Year	Cost $'000	Accumulated depreciation $'000	Net book value $'000
Total mining assets	2004	194,187	76,433	117,754
Total mining assets	2003	188,185	57,680	130,505

Long Life Assets

Long life assets are those assets which are amortized over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was $95.7 million as at December 31, 2004 (2003: $107.9 million).

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

Short life assets

Short life assets are those assets which are amortized over their useful life and are comprised of motor vehicles and other equipment. The net book value of these assets was $22.1 million as at December 31, 2004 (2003: $22.6 million).

9.    Deferred Stripping

	2004 $'000	2003 $'000
Opening balance	26,298	18,506
Additions during the year	10,457	7,792
Short-term portion	(15,925)	—
	20,830	26,298

In terms of the life of mine plan, pre-stripping is performed in the earlier years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred to later years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping were 3.35 in 2004, 3.68 in 2003 and 3.68 in 2002. The change in the average stripping ratio was due to higher grades being accessed during the current financial year. As a result the change in life-of-mine estimated stripping ratio in December 2004 compared to December 2003, $1.8 million less mining costs were deferred. These stripping ratios were calculated taking into account the actual strip ratios achieved of 4.98 for 2004, 4.77 for 2003 and 7,15 in 2002.

10.    Inventories

	2004 $'000	2003 $'000
Consumables stores	14,778	13,872
Gold in process	3,629	1,313
Short-term portion of ore stockpiles	6,925	5,932
	25,332	21,117
Long-term portion of ore stockpiles	30,135	14,705
	55,467	35,822

Included in ore stockpiles as of December 31, 2004 is an amount $nil (2003: $4.2 million) for the high grade tailings stock of Morila, which is stated at its net realisable value. The carrying value of this stockpile is $1.3 million (2003 $4.2 million) but has been stated as zero in 2004, due to uncertainty as to whether the material will be used in production.

Ore stockpiles have been split between long and short term based on the current life of mine plan estimates.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

11.    Accounts receivable

	2004 $'000	2003 $'000
Related party receivables
– Randgold Resources Limited	2	1
– AngloGold Ashanti Limited	22	88
– AngloGold Services Mali S.A.	111	—
– Societe d' Exploitation des Mines d'Or de Sadiola S.A.	95	—
– Boart Long Year Mali	2	—
– AngloGold Mines de Siquiri Guinea	176	—
Gold sales trade receivable	9,886	10,135
Value added tax	13,297	80
Custom duties receivable	16,695	12,483
Other	6,165	1,812
	46,451	24,599
Provision for doubtful debts	(1,560)	—
	44,891	24,599

12.    Restricted Cash

	2004 $'000	2003 $'000
Debt service reserve	—	9,705

The debt service reserve account relates to the NM Rothschild & Son Limited debt service reserve account. This amount is held in escrow for partial repayment of the Morila Project Loan. The loan was repaid in 2004. Refer to Note 6(a).

13.    Accounts Payable

	2004 $'000	2003 $'000
Related party payables
– Randgold Resources Limited	32	—
– AngloGold Ashanti Limited	615	368
– AngloGold Services Mali S.A.	761	384
– Societe d'Exploitation des Mines d'Or de Sadiola S.A.	236	29
– Boart Long Year Mali	32	—
Trade creditors	4,170	4,068
Payroll cost accruals	5,003	4,959
Sundry accruals	11,615	8,315
	22,464	18,123

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

14.    Revenue

	2004 $'000	2003 $'000	2002 $'000
Gold sales	189,287	273,385	328,508
Silver sales	453	546	144
	189,740	273,931	328,652

15.    Operating Profit

	2004 $'000	2003 $'000	2002 $'000
Operating profit is arrived at after taking into account the following:
Depreciation	18,753	21,562	17,788
Auditor's remuneration
– audit fees	108	70	58
Royalties	11,584	16,387	19,699
Related party management fee (note 22)	2,045	2,733	3,263

16.    Taxation

The Company benefits from a five year tax holiday in Mali which expires on November 14, 2005. The benefit of the tax holiday to the Company was to increase its net income by $29.3 million, $56.3 million and $79.3 million, due to not recording a tax expense for the taxable income generated by the Morila mine for the years ended December 31, 2004, 2003 and 2002, respectively. Under Malian tax law upon expiration of the tax holiday, the Company's income tax expense will be based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.

Major items causing the Company's actual income tax charge to differ from estimates at the standard charge of 35% of taxable income are as follows:

	2004 $'000	2003 $'000	2002 $'000
Tax at statutory rate	29,300	56,300	79,274
Morila tax holiday differences	(29,300)	(56,300)	(79,274)
Total income and mining taxes	—	—	—

The Morila operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2004, and 2003 respectively, for deduction against future mining income.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

17.    Notes To The Cash Flow Statement

	2004 $'000	2003 $'000	2002 $'000
17.1 Cash generated by operating activities before changes in working capital
Profit before taxation	63,562	161,325	226,496
Adjustments:
– net finance charges	4,160	4,822	6,088
– depreciation	18,753	21,562	17,788
– environmental rehabilitation provision	443	2,475	—
– unrealized movements of financial instruments	2,865	(961)	(1,100)
– TSF gold in process provision	4,167	(4,167)	—
– Provision for bad debt	1,560	—	—
– deferred stripping costs capitalized	(10,457)	(7,792)	(12,608)
– other non cash movements	(1,453)	—	—
	83,600	177,264	236,664

	2004 $'000	2003 $'000	2002 $'000
17.2 Cash utilized by changes in working capital
– Increase in accounts receivable	(29,467)	(7,584)	(7,433)
– Increase in inventories	(23,812)	(10,246)	(4,354)
– Increase in accounts payable	4,432	9,586	1,838
	(48,847)	(8,244)	(9,949)

18.    Financial Risk Management

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

Included in accounts receivable is $30.0 million (2003: $12.6 million) relating to indirect taxes owing to the Company by the State of Mali, which is denominated in Communauté Financière Africaine franc.

18.2    Foreign currency and commodity price risk

In the normal course of business, the Company enters into transactions denominated in foreign currencies (primarily US$). In addition, the Company enters into transactions in a number of different currencies (primarily Communauté Financière Africaine franc). As a result, the Company is subject to transaction exposure from fluctuations in foreign currency exchange rates.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

Generally the Company does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. These prices are in US dollars and do not expose the Company to any currency fluctuation risk. However, in periods of capital expenditure or loan finance, the Company secures a floor price through simple forward contracts and options whilst maintaining significant exposure to spot prices. Morila's hedge was wound up at the end of 2004.

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

19.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding at December 31, 2004 and 2003. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	December 31, 2004		December 31, 2003
	Carrying amount $'000	Fair value $'000	Carrying amount $'000	Fair value $'000
Financial assets
Cash and equivalents	2,040	2,040	9,752	9,752
Restricted cash	—	—	9,705	9,705
Accounts receivable	44,891	44,891	24,599	24,599
Prepaid expenses	8,922	8,922	1,306	1,306
Financial liabilities

Accounts payable	22,464	22,464	18,123	18,123
Long-term liabilities (excluding loans from shareholders)	14,190	14,190	17,081	17,081
Short term portion of long term liabilities	2,891	2,891	20,748	20,748
Derivative financial instruments	—	—	18,508	18,508

Derivative Financial instruments

Details of on balance sheet gold derivative contracts as at December 31, 2003:

	Hedging instruments		Unmatched instruments
	Forward sales		Purchased calls
Maturity Dates	Ounces	US $/oz	Ounces	US $/oz
December 31, 2004	51,941	275	18,384	360

The total fair value of the above financial instruments as at December 31, 2003 was a net loss of $15.6 million. The hedge book was fully utilized during 2004.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

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

20.    POST RETIREMENT EMPLOYEES BENEFITS

Retirement benefits for employees of the Company are provided by the Mali state social security system to which the Company and its employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended December 31, 2004 and December 31, 2003 amounted to $2.7 million and $0.8 million, respectively.

21.    COMMITMENTS — CAPITAL EXPENDITURE

	2004 $'000	2003 $'000
Contracts for capital expenditure	96	778
Authorized but not contracted for	2,545	3,690
	2,641	4,468

22.    RELATED PARTY TRANSACTIONS

Included in accounts payable and accounts receivable as at December 31, 2004 are amounts of $1.6 million (2003: $0.8 million) and $0.4 million (2003: $0.09 million) as detailed in notes 11 and 12 above, respectively.

In terms of the Operator Agreement between Morila SA and AngloGold Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Service Mali SA quarterly in arrears.

The management fees for the year ended December 31, 2004 amounted to $2.0 million (2003: $2.7 million).

23.    RECONCILIATION TO U.S. GAAP

The Company's financial statements included in this registration statement have been prepared in accordance with International Financial Reporting Standards ("IFRS") which differs in certain respects from Generally Accepted Accounting Principles in the United States ("U.S. GAAP"). The effect of applying U.S. GAAP principles to net profit and shareholders' equity is set out below, together with an explanation of applicable differences between IFRS and U.S. GAAP.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

Reconciliation of net profit

	Year ended December 31, 2004 $'000	Year ended December 31, 2003 $'000	Year ended December 31, 2002 $'000
Net profit under IFRS	63,562	161,325	226,496
U.S. GAAP adjustments:
Provision for environmental rehabilitation	—	—	(191)
Change in accounting principle, net of tax	—	535	—
Net profit under U.S. GAAP	63,562	161,860	226,305

Other comprehensive income:
Change in fair value of cash flow hedges	18,508	2,225	(16,371)
Comprehensive income under U.S. GAAP	82,070	164,085	209,934

Reconciliation of shareholders' equity

	December, 31 2004 $'000	December, 31 2003 $'000
Total shareholders' equity under IFRS	213,663	138,593
U.S. GAAP adjustments
Provision for environmental rehabilitation	—	—
Total shareholders' equity under U.S. GAAP	213,663	138,593

Provision For Environmental Rehabilitation And Change In Accounting Policy

Under IFRS, full provision for environmental rehabilitation is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to balance sheet date. Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are shown separately in the statement of operations. Previously under U.S. GAAP, expenditure estimated to be incurred on long-term environmental obligations was provided over the remaining lives of the mines through charges in the statement of operations. On January 1, 2003 the Company adopted FAS 143 "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" which eliminated this difference.

Recent accounting pronouncements

IFRS

IFRS 2 – Shared based payments

IFRS 2 requires an entity to recognize share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity.

Effective for the financial year commencing January 1, 2005

IFRS 3 – Business Combinations

All business combinations within the scope of IFRS 3 must be accounted for using the purchase method. The pooling of interests method is prohibited. Costs expected to be incurred to restructure an

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

acquired entity's (or the acquirer's) activities must be treated as post-combination costs, unless the acquired entity has a pre-existing liability for restructuring its activities. Intangible items acquired in a business combination must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their faire value can be measure reliably. Identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be initially measured at faire value. Amortisation of goodwill and intangible assets with indefinite useful lives is prohibited. Instead they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment.

Effective for the financial year commencing January 1, 2005

IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations

IFRS 5 requires assets that are expected to be sold and meet specific criteria to be measured at the lower of carrying amount and fair value less costs to sell. Such assets should not be depreciated and should be presented separately in the balance sheet. It also requires operations that form a major line of business or area of geographical operations to be classified as discontinued when the assets in the operations are classified as held for sale. These requirements relating to assets held for sale and the timing of the classification of discontinued operations are substantially the same as the equivalent requirements in U.S. GAAP. The type of operation that can be classified as discontinued is narrower than under U.S. GAAP.

Effective for the financialyear commencing January 1, 2005

Other developments – IASB

14 IAS standards were improved (1, 2, 8, 10, 16, 17, 21, 24, 27, 28, 31, 33, 36, 40) and IAS 15 withdrawn. The changes have removed accounting choices and are expected to result in better reporting. New guidelines and significantly enhanced disclosures have been introduced. Limited revisions were also made to IAS 32 and 39.

The improvements and amendments are effective for periods beginning on or after January 1, 2005. Earlier adoption is encouraged.

All changes to each individual standard must be implemented at a point – selective application is prohibited.

IFRIC Interpretations

IFRIC Interpretation 1 – Changes in Existing Decommissioning, Restoration and Similar Liabilities

This Interpretation addresses how the effect of the following events that change the measurement of an existing decommissioning, restoration or similar liability should be accounted for:

(a)	a change in the estimated outflow of resources embodying economic benefits (eg cash flows) required to settle the obligation;

(b)	a change in the current market-based discount rate as defined in paragraph 47 of IAS 37 (this includes changes in the time value of money and the risks specific to the liability); and

(c)	an increase that reflects the passage of time (also referred to as the unwinding of the discount).

Effective for financial periods beginning on or after January 1, 2005.

U.S. GAAP

In December 2004, the Financial Accounting Standards Board, or the FASB, issued Statement of Financial Accounting Standards No. 123R "Share-Based Payment", or FAS 123R. FAS 123R revised

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and its related implementation guidance. FAS 123R requires measurement and recording to the financial statements the costs of employee services received in exchange for a award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide service in exchange for such award. We will adopt the provisions of FAS 123R on January 1, 2006 and anticipate using the modified prospective application. Accordingly, compensation expense will be recognized for all newly granted awards and awards modified, repurchased, or cancelled after July 1, 2005. Compensation costs for the unvested portion of awards that are outstanding as of July 1, 2005 will be recognized ratably over the remaining vesting period. The compensation costs for the unvested portion of awards will be based on the fair value at date of grant as calculated for our pro forma disclosure under FAS 123. The effect on net income and earnings per share in the periods following adoption of FAS 123R are expected to be consistent with our pro forma disclosure under FAS 123, except that estimated forfeitures will be considered in the calculation of compensation expense under FAS 123R. Additionally, the actual effect on net income and earnings per share will vary depending upon the number and fair value of options granted in 2005 compared to prior years.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs – an amendment of ARB NO. 43, Chapter 4," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as current period costs. It also requires that allocations of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Statement applies to inventory costs incurred in the first fiscal year beginning after June 15, 2005. Weare currently determining the impact on our financial position and results from operations.

During 2004, a committee of the EITF began discussing the accounting treatment for stripping costs incurred during the production phase of a mine. In March 2005, the EITF reached a consensus (ratified by the FASB) that stripping costs incurred during the production phase of a mien are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. The EITF consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. We are currently evaluating the impact on our financial position and results of operations.