Form 20-F/A
period 2004-12-31
RANDGOLD RESOURCES LTD
filed 2005-09-23
CIK 1175580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

Yes              No

This Amendment on Form 20-F/A is being filed in order to amend Randgold Resources Limited's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as originally filed with the Securities and Exchange Commission on June 29, 2005. This Amendment is being filed for the purpose of providing additional details to our disclosures in Items 3, 4 and 5 and the financial statements attached to the original report, pursuant to comments received from the Staff of the U.S. Securities and Exchange Commission in connection with its review of our Registration Statement on Form F-3, filed on August 19, 2005.

For the convenience of the reader, this Amendment includes the complete text of all Items of the Form 20-F, as amended. However, other than the amendments described above, no changes have been made to these or any other Items to the Form 20-F as originally filed. This Amendment continues to speak as of the date of the original filing of the Form 20-F and, except as described above, does not purport to amend or update the information contained in the Form 20-F filed on June 29, 2005, or reflect any events that have occurred after the Form 20-F was filed.

i

Table of Contents

Glossary Of Mining Technical Terms

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

v

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

	Year Ended December 31, 2004		Year Ended December 31, 2003		Year Ended December 31, 2002		Year Ended December 31, 2001		Year Ended December 31, 2000
STATEMENT OF OPERATIONS DATA:	(In thousands, except per share and per ounce data)
Amounts in accordance with IFRS
Revenues	$83,743		$116,505		$134,651		$87,507		$201,385
Operating income	35,850		77,936		100,021		31,999		1,885
Net income	18,793	**	47,526		65,728		17,759		24,361
Basic earnings/(loss) per share ($)	0.32	**	0.83*	*	1.31*	*	0.29*	*	0.37*	*
Fully diluted earnings per share ($)	0.31	**	0.83*	*	1.30*	*	0.29*	*	0.37*	*
Weighted average number of shares used in computation of basic earnings per share (3)	58,870,632		57,441,360*	*	50,295,640*	*	61,035,295*	*	66,124,418*	*
Weighted average number of shares used in computation of fully diluted earnings per share (3)	59,996,257		57,603,364*	*	50,817,466*	*	61,523,810*	*	66,588,904*	*
Amounts in accordance with U.S. GAAP (2)
Revenues	—		—		—		16,723		48,613
Loss from operations before joint venture	(8,274)		(24,621)		(31,081)		(16,703)		(15,179)
Equity income of Morila joint venture	25,162		67,230		90,522		32,482		7,908
Net income	16,888		42,960		59,661		16,435		24,323
Basic earnings per share ($)	0.29		0.75*	*	1.19*	*	0.27*	*	0.37*	*
Fully diluted earnings per share ($)	0.29		0.74*	*	1.17*	*	0.27*	*	0.37*	*
Weighted average number of shares used in computation of basic earnings per share (3)	58,870,632		57,441,360*	*	50,295,640*	*	61,035,295*	*	66,124,418*	*
Weighted average number of shares used in computation of fully diluted earnings per share (3)	59,996,257		57,603,364*	*	50,817,466*	*	61,523,810*	*	66,588,904*	*
Amounts in accordance with IFRS
Total cash costs ($ per ounce) (1)	184		100		74		153		260

*	Reflects adjustments resulting from the sub-division of shares

**	Reflects adoption of IFRS 2: Share-based payment.

	At December 31, 2004	At December 31, 2003	At December 31, 2002	At December 31, 2001	At December 31, 2000
BALANCE SHEET AMOUNTS IN ACCORDANCE WITH IFRS
Total assets	$268,461	$224,534	$173,858	$119,554	$178,471
Long-term loans	40,718	6,832	19,307	57,147	44,071
Share capital	2,961	2,926	2,766	2,246	3,307
Additional paid-in capital	102,342	200,244	190,618	161,830	240,742
Accumulated profit/(loss)	100,213	(18,580)	(66,106)	(131,834)	(149,593)
Other reserves	(14,347)	(7,403)	(8,293)	(1,745)	2,388
Shareholders' equity	191,169	177,187	118,985	30,497	96,844

AMOUNTS IN ACCORDANCE WITH U.S. GAAP (2)
Total assets	245,026	193,458	136,789	78,107	132,587
Long-term debt	40,718	6,832	19,307	57,147	44,071
Shareholders' equity	187,253	177,187	118,771	30,359	93,903

The following table lists the components of cash costs for each of the periods set forth below:

Costs	Year Ended December 31, 2004%		Year Ended December 31, 2003%		Year Ended December 31, 2002%		Year Ended December 31, 2001%		Year Ended December 31, 2000%
Mine production costs	37,468	99	26,195	85	22,706	72	37,349	72	43,823	71
General and administration expenses	6,986	19	6,108	20	4,128	13	11,262	22	9,332	15
Transport and refinery costs	233	1	408	1	588	2	547	1	237	0
Royalties	5,304	14	7,648	25	9,185	29	5,801	11	3,718	6
Movement in production inventory and ore stockpiles	(8,512)	(23)	(6,229)	(20)	(145)	—	(813)	(2)	5,153	9
Transfer to deferred stripping costs	(3,999)	(10)	(3,484)	(11)	(5,043)	(16)	(1,991)	(4)	(367)	(1)
Total cash costs	37,480	100	30,646	100	31,419	100	52,155	100	61,896	100

1.    We have calculated total cash costs and total cash costs per ounce using the Gold Institute industry standard. The Gold Institute was a nonprofit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, costs associated with transfers to and from deferred stripping and costs associated with royalties. We have calculated total cash costs on a consistent basis for all periods presented. Cash cost per ounce is not an IFRS or U.S. GAAP measure. Total cash costs per ounce should not be considered by investors as an alternative to operating profit, net profit attributable to shareholders, operating cash flows or any other measure of financial performance. While the Gold Institute has provided a definition for the calculation of total cash costs per ounce, the calculation of total cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in costs as the company's operations mature, a measure of a company's gross margin per ounce, by comparison of total cash costs per ounce to the spot price of gold, and an internal benchmark of performance to allow for comparison against other companies.

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

Included in proven reserves are Morila stockpiled tonnage of 7.58 million tonnes at 2.08 g/t.

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

A summary of the salient production and financial statistics as well as a comparison with the previous year's results follows:

	Year Ended December 31,
Morila production and financial statistics	2004	2003	2002
Mined tonnes (million tonnes)	26.6	23.5	26.3
Ore tonnes (million tonnes)	5.3	4.1	3.2
Mined gold grade (g/t)	4.3	6.8	15.6
Ore tonnes milled (million tonnes)	3.5	3.3	2.7
Head grade (g/t)	5.2	8.3	13.4
Recovery (%)	87.9	91.0	89.3
Ounces produced (oz)	510,485	793,992	1,052,816
Average gold price received ($/oz)	$382	$345	$308
Cash operating cost (excluding royalty) ($/oz)	$158	$76	$52
Total cash cost ($/oz) (1)	$184	$100	$74
Cash profit ($ million)(2)	$89.8	$194.8	$250.1

(1)	For a definition of cash costs, please see "Item 3. key information – A. Selected Financial Data."

(2)	Cash profit is defined as gold sales less total cash costs, as follows:

Costs	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(In thousands)
Gold sales	$59,949	$27,474	$73,330	$109,573	$131,440
Total cash costs	24,915	16,083	37,480	30,646	31,419
Cash profit	35,034	11,391	35,850	78,927	100,021

During the year ended December 31, 2004, an amount of some $17 million was paid to the Malian government in payroll taxes, duties, royalties and dividends and a further amount of approximately $76 million was paid to Malian businesses for goods and services rendered.

    Location and access

The Morila mine is situated 180 km south east of Bamako, the capital city of Mali. Access to the property is by road or by charter aircraft. Gold doré is transported by air from the site.

    Geology, exploration and orebody definition

The Morila permit is situated in the northern portion of the West African craton and is underlain by lower proterozoic (birrimian) meta-sedimentary sequences and large granitoid intrusions. The mining permit covers an area of 200km2 and remains in force until the year 2029, provided that mining is still taking place. The deposit is located west of a major regional structure known as the Banifin shear zone. The gold mineralization is hydrothermal in origin, is contained within metamorphosed sediments close to a contact with an intrusive tonalite and is hosted within a shallow dipping shear zone referred to as the Morila shear zone (MSZ). The alteration envelope is dominantly characterized by silica-feldspar flooding and the sulfide mineralization consists of arsenopyrite, pyrrhotite, pyrite and trace chalcopyrite. Coarse gold is common.

The following map indicates the location of Morila within Mali:

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

A summary of exploration work carried out on the Morila mine is set out below:

Type	Hole Identification	Number of holes	Meters	Notes
Diamond	Mor001 – Mor007	7	1,927
Trench	MTR001 – MR 0016	16	3,609	Trenching to Saprolite
	STR001-STR006	6	620	Trenching to Saprolite
RC	RC001 – RC 00104	125	6,053	Several holes not drilled
Diamond	San001-San167	173	32,170	Includes "twin" holes
Diamond	San168 –San178	11	1,983	Due diligence drilling
Diamond	San179-San181	3	599	Due Diligence Drilling
Diamond	San182-San222	41	8,163	Infill Drilling 2002
RC	RCX001-113	105	9,164	Infill Drilling 2002
Diamond	San222-San253	31	6,999	Infill Drilling 2002
RC	Various	286	—	Routine Infill RC 2002
Diamond	San278-San288	10	1,555	Infill drilling 2003
Diamond	San331-San361	28	4,062	Infill 2003
RC	RCX115-RCX306	105	11,176	Infill 2003
RC	Various	1261	—	Routine RC 2003
Old Exp RC	C246/167-C272/181	37	3,617	Sterilisation 2000 taken with 200404 Model
Old GC RC	RCG1619-RCG5618	101	1,010	Routine Infill RC 2002 taken with 200404 interim model
Old ExpDiamond	Various (NWD,NEW,SAN, SEX, SIP)	96	26,383	1985-2000-2002-2003 EM, WFZ,SWE Drilling taken with 200404 Interim Model
RC	Various	989	20,293	Routine Infill Drilling 2003- 2004 (200404 Interim Model)
RC	RCX307-RCX629 (Various)	109	7,822	Advance Grade Control 2004 (200404 Interim Model)
RC	RCX335-RCX659 (Various)	130	8,913	Advance Grade Control 2004 (200410)
RC	Various	984	17,980	Routine 2004 (200410)
Diamond	San 364 – San 505 (Various),SAM001, MND001, SED001	142	25,214	WFZ, PIT1, PIT2, MOR_N, SE_EXT, SAMCLINE (2004100

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

Phase 4 pit development has commenced with waste stripping of near surface weathered ore.

Estimated mineable reserves amount to 25.79 million tonnes at a grade of 3.11g/t containing 2.58 million ounces of gold as tabulated below:

Morila Ore Reserves	Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable Gold (Moz)
	2004	2003	2004	2003	2004	2003
Proven	11.92	11.01	3.39	3.55	1.30	1.26
Probable	13.87	14.73	2.87	3.88	1.28	1.84	40%
Sub-total	25.79	25.74	3.11	3.70	2.58	3.10	1.03

•	Reserves are reported at a gold price of $375/oz (2003: $350/oz).

•	Dilution of 10% and ore loss of 5% are incorporated into the calculation of reserves.

•	Cut-off grade of 1.4g/t.

•	Included in proven reserves are Morila stockpiled tonnage of 7.58 million tonnes at 2.08g/t.

•	Stripping ratio is 3.7:1. Approximate metallurgical recovery is 91.5%.

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

    Infrastructure

Mine infrastructure consisting of processing plant, workshops, roads, electrical reticulation, pipelines, offices and accommodation are maintained in good order. Power is supplied by on-site diesel generating sets and water is obtained via a 30km water pipeline.

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

Development Projects — Loulo Project

    Introduction

The Loulo mine project is situated in western Mali adjacent to the Falémé River which forms the frontier with Senegal. It is located 350 kilometers west of Bamako and 220 kilometers south of Kayes. It is accessed by road from Bamako or Kayes or by charter aircraft from Bamako. Gold will be transported from the mine by air. Geologically Loulo falls within the Birrimian sequence of the Kenieba inlier. This succession of volcano-sedimentary and clastic rocks contains several major regional shear structures hosting gold deposits such as Sadiola, Segala, Tabakoto and Loulo. Loulo is situated 96 kilometers from Sadiola and approximately 25 kilometers from Segala and Tabakoto. The Loulo exploitation permit is valid until 2029, provided that production is still taking place.

The following map shows the location of the Loulo development project:

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

    Geology and mineralization

The permit is located within the Kenieba erosional inlier which is underlain by Lower Proterozoic (2.1Ga) Birrimian metasedimentary-volcanic sequences. It is predominately underlain by the Kofi formation of greywacke, sandstone, argillaceous sandstone, calcareous sandstone and tourmalinised sandstone units.

There exists a strong spatial relationship between gold mineralization, regional structures, transgressing lower order structures, lithologies with rheological contrasts and intrusive bodies. These regional structures strike for over 50km north to northeast across the permit area. The main alteration types associated with mineralisation include quartz tourmaline, sulphidation, albite, silicification, hematisation and carbonate (including the remobilisation of carbonate). The Loulo 0 orebody is located in the near vicinity of the Senegal-Malian shear and is characterised by brittle deformation of competent host lithologies within gold related reverse faults or thrusts. The Yalea deposit is situated along the Yalea structure where it was locally reactivated and is shear zone hosted within a brecciated sequence of limestone, quartzite and polymictic breccia.

Set out below is a schedule of exploration work completed at the Loulo mine:

FUNCTION	Unit		Nov-96 to Jan-00	Jan-00 to Jul-00	Oct-00 to Jul-01	Oct-01 to Jul-04	Jul-04 to Jul-05	TOTAL
GEOLOGICAL MAPPING
Regional mapping (1:50 000)	km2	[2]	300		6	0	0	306
Project (1:10 000)	km2	[2]	85	53	49	6.5	0	193.5
Detailed (1:2 500)	km2	[2]	33	9	16.7	2.7	35	61.4

GEOCHEMISTRY
Soil samples			21669			6999	551	29219
Rock samples			2541	462	1685	464	240	5392
Trench/pit samples			6448	261	1381	6482	1,168	15740
Core assays			17478	988	1956	18838	4825	44085
RC assays			10542		1798	2336	3,733	18409
RAB assays			11999		3451	9473	7,529	32452

TRENCHING/PITTING
Metres sampled	m		6517	198	2281	9172	485	18653
Pits sampled			279	213	151	369	120	1132

DRILLING
RAB sterilisation	m		14460			25168	22,199	39628
RAB exploration	m		19781		10366	3010		55356
RC Yalea	m		8996		1528	1964		12488
RC P125	m		1414		270	0	2466	4150
RC Loulo 3	m		262			240	855	1357
RC P129	m		1588			0	1485	3073
RC Baboto	m		321			0	0	321
RC Loulo 0 Fault zone	m		491			0		491
RC Faraba							303	303

FUNCTION	Unit	Nov-96 to Jan-00	Jan-00 to Jul-00	Oct-00 to Jul-01	Oct-01 to Jul-04	Jul-04 to Jul-05	TOTAL
Diamond	M	20468	1591.5	1167	31195.75	42137	96561.25
Geotechnical	M	1301.5			0		1301.5

METALLURGICAL SAMPLES
	#	113			55		168

GEOPHYSICS
Airborne aeromag	Km	4859			0		4859
IP	Km	44			40.9	6	90.9
EM	Km	55			83		138

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

Clearing and grubbing activities started during the month of November, focusing on the ROM pad area and the Loulo 0 haul road to the ROM pad. Part of the Loulo 0 pit area was cleared in mid-December and after topsoil was removed the first bucket was dug on December 23, 2005, marking the official start of mining operations. The initial focus will be to build up the ROM pad with waste from Loulo 0. By March soft ore from Yalea will be mined and stockpiled to be used for commissioning of the plant in July 2005. The overall Loulo stripping ratio is 7.2 : 1.

    Exploration

Deep drilling programs carried out during the year as well as shallower infill drilling has lead to a remodeling of both the Loulo 0 and Yalea orebodies. The total mineralized material inventory at

Loulo (including satellite pits) now stands at 8.04 million ounces, a significant increase over the 5.32 million ounces declared last year. Ore reserves estimates have been based on pit optimization at a spot price of $375 per ounce and incorporated our hedging structure. Incorporated in the estimation of reserves is mining dilution of 10% and loss of 3%. The stripping ratio is 7.2:1. Ore reserves have increased from 1.42 million ounces announced last year and now stand at 1.85 million ounces. Proven ore reserves comprise 88% of the total. Reserves are tabulated below.

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

    Project description

The Tongon Project is located in northern Côte d'Ivoire, 628 kilometers north of Abidjan within the 671km2 Nielle permit in central northern Côte d'Ivoire. It is accessed by road or air from Abidjan via Korhogo. Transfer of gold would be by air. We have held the exploration permit since November 1996 and have undertaken several exploration campaigns. The permit remains in good standing as a result of the standstill agreement with the government of the country.

    Geology and mineralization

Outcrop at the Tongon Prospect is limited and it has therefore been necessary to determine the geology of the area largely through integration and interpretation of diamond core, trench and RAB chip saprolite observations together with the geophysical and Landsat information.

The geology of the Tongon area comprises a subvertical NE to NNE trending package of dislocated intercalated clastic and mafic to intermediate volcano-sedimentary lithologies. These have been intruded in the central and northern regions by large oval shaped NE trending granodiorite to quartz diorite bodies. In the SZ, diorite dykes and small micro-gabbro bodies are also thought to have intruded along ENE to E trending structures.

The mineralization at Tongon consists of two zones, the Northern and Southern Zones (NZ and SZ).

The main shear zone in the Northern Zone is represented by wide zones of pervasively foliated and altered mafic volcaniclastics, metamorphically and structurally altered into sericite schist, and variably altered black shale and graphite. Mineralization locates in the immediate hanging wall of a 070° trending major dextral graphitic shear zone and has so far been delineated over a 2 kilometre strike length. Its thickness varies between 3 and 24 metres with an average of 10 metres, and has been tested to a vertical depth of 120 metres.

The mineralization is associated with increased silicification, sulphidation and fine brecciation.

The Southern Zone is more geologically complex with multiple mineralised zones trending in an East-northeast direction with variable dips from 075° to 60° to the Northwest. The ore zones appear lensoid in shape resulting in their strike and depth continuity being variable. The mineralised zones have been tested to a vertical depth of 200 metres. They are hosted within quartz and shear bounded, North-West dipping, brecciated volcaniclastic zones. The silicate alteration is complicated with biotite, silica, sericite, tremolite, diopside and calcite being observed under thin section.

Set out below is a summary of the drillholes and trenches in the Tongon project area:

Method	Tongon total	Northern Zone	Southern Zone
DDH	52 holes (10104.10m)	4 holes (705.5m)	48 holes (9398.6m)
RC	29 holes (2570.86m)	15 holes (1520.86m)	14 holes (1050m)
Total drilling	81 holes (12674.96)	19 holes (2226.36m)	62 holes (10448.6m)
Trench	56 (8158.75m)	18 (3503m)	38 (4655.75m)

The exploration program on the property is exploratory in nature and no reserves have yet been defined for the property.

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

Power to the property can be utilized from the national grid via 33kV overhead lines and water will be sourced from the nearby Bandama Blanc river. Other infrastructural elements will have to be built on site.

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

We have various types of permits in Africa in the countries of Senegal, Côte d'Ivoire, Mali, Tanzania, Ghana and Burkina Faso. Operating offices exist in each of these countries. We hold permits either in our own name within affiliated subsidiaries or in joint venture with other parties. Our final equity holding on exclusive exploration permits, should a mine be discovered, varies from 52 to 85 percent. A total of 40 targets, ranging from grass-roots exploration to advanced resource definition, have been identified within these properties and are being explored by us at different levels due to their status and priority and include the evaluation of brownfield opportunities in the Loulo, Morila and Tongon regions and the development of new opportunities in Senegal and Northern Côte d'Ivoire. The following maps show the position of our current permits in West Africa and Tanzania:

SENEGAL
MALI
BURKINA FASO
GUINEA
COTE D'IVOIRE
GHANA
Kounemba
Tomboronkoto Ext.
Tomboronkoto
Kanoumering
Sitakily
Loulo Mine
Selou
Bamako
Seriba-Sobara
Diamou
Diokelebougou
Sagala
Koba
Dionkala
Dieba
Kekoro
Tiorola
Morila Mine
Kambo
Danfora
Diossyan
Nielle
Boundiali
Tongon Deposit
Sikolo
Mankono
Dabakala
Basgana
Kiaka
Bourou
Tiakane
Abidjan
Birimian
Randgold Resources
Exploration Permits
Prospecting License
200 Km
N

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

At the Yalea deposit a total of 68 diamond drill holes for 39,590 meters have been completed of which 12,000 meters consisted of deep drilling. Results have been received down to a maximum vertical depth of 640 meters. The deep drilling has confirmed the geological model of shear hosted mineralization and the identification of numerous high-grade payshoots which do not crop out at surface. Drilling also closed the gap with the P125 deposit and confirmed continuous mineralization over a 2.7 kilometer north-south direction. The Yalea orebody is a big mineralized system possessing characteristics similar to multi-million ounce deposits such as Obuasi and Prestea in Ghana. It is still open to depth and along strike.

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

At the Samacline target, 850 meters west of the current pit, previous drilling intersected 30 meters at 7.22g/t including five meters at 31.54g/t (SAN487) and four meters at 35.99g/t (SAN270). Mineralization locates within a gentle, north to north-northeast trending antiformal hinge within the main flat lying Morila shear zone. SAM001 the first follow-up hole drilled, confirmed the model and intersected two meters at 18.84g/t (from 283 meters down hole), 10 meters at 3.43g/t (from 482 meters) and seven meters at 4.47g/t (from 485 meters). A further three holes have been completed, (SAM002, SAM003 and SAM007) the results have returned multiple gold intercepts.

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

On the Segala permit, which is part of the OMRD joint venture to the west of Morila, data integration and interpretation have led to the development of a new model for the Nemala target. The target locates in a north-east – south-west structural corridor which deflects around a large granitic intrusion, it is cross cut by north-west and north-south structures and is intruded by dolerites, gabbros and felsic dykes. Mineralization locates in the hinge zone of an anticline with a steep plunge to the northeast. Work is currently focused on defining reconnaissance drill locations.

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

The Mandinka target in the north of the permit locates within the main transcurrent shear zone and has been identified from a regional 1,000 meter by 100 meter soil sampling which returned plus 0.025 ppm gold, N030° trending soil anomaly with dimensions of plus 10 kilometers long (open towards the north beyond the permit boundary) and between 300 meters (in the south) and 1,100 meters (in the north) wide. Detailed soil sampling (200 meter by 50 meter) has been completed. The first results have been received and return two prominent north 30o gold anomalies, the first measures 5,000 meters by 500 (plus 0.05 ppm) and the second 3,600 meters by 400 meters (plus 0.05 ppm). The anomaly occurs mainly in erosional windows with incised valleys draining the area.

The lithologies encountered include volcanic and volcano-sedimentary formations of the Mako supergroup (mainly andesites, rhyolites, tuffs) and sedimentary rocks of the Dialle basin (greywackes, argillites, quartzites and gossans) intruded by granites, gabbros and pegmatites.

On the Kanoumering permit, the Sofia target locates along the Tombo-Sofia structural corridor which can be traced from Tomboronkoto in the south for 35 kilometers to Sabodala in the north. The Sofia target is identified by a N30 trending, plus 3 kilometer soil anomaly (>0.1 ppm) at the sheared contact between ultramafic and a foliated tuffaceous andesitic package. Gold mineralization locates within silicified and foliated andesitic tuffs in contact with an outcropping mylonite - jasper zone. Gold is associated with silica-fuchsite-carbonate-pyrite alteration. Trenching highlights a broad, low-grade (+1g/t) envelope within which higher-grade zones have been outlined.

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

The Danfora permit covers a 45km area and locates along the Banfora greenstone belt in the south-west portion of the country. Exploration has highlighted a plus two kilometer long, gold bearing N40º trending shear zone developed along the contact between basalt and volcaniclastics. Detailed field mapping has outlined a plus 60 meter wide zone of mineralization hosted within the basalts and associated with carbonate–silica–sericite–graphite alteration containing disseminated pyrite and pyrrhotite. The host rock, alteration and structural setting are very similar to Syama in Mali. Reconnaissance lithosampling returned anomalous grades. A five hole reconnaissance diamond drill program was completed at the Moussobadougou 1 target. The holes confirmed the continuity of a 60 to 80 meter wide zone of shearing and strong alteration at the contact between basalts and volcaniclastics. Within this zone multiple gold intercepts occur.

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

Amortization of Mining Assets

Amortization charges are calculated using the units of production method and are based on tonnes processed through the plant as a percentage of total expected tonnes to be processed over the lives of our mines. A unit is considered to be produced at the time it is physically removed from the mine. The lives of the mines are based on proven and probable reserves as determined in accordance with SEC industry guide number 7. The estimate of the total expected future lives of our mines and therefore the amortization charge to operations, could be materially different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining our mineral reserves. These factors could include: (i) an expansion of proven and probable reserves through exploration activities; (ii) differences between estimated and actual cash costs of mining, due to differences in grade, metal recovery rates and foreign currency exchange rates; and (iii) differences between actual gold prices and gold price assumptions used in the estimation of reserves. Such changes in reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine, which in turn is limited to the life of the proven and probable reserves.

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

Deferred Stripping

In general, mining costs are allocated to production costs, inventories and ore stockpiles, and are charged to mine production costs when gold is sold. However, at our open pit mines, which have diverse grades and waste-to-ore ratios over the mine, we defer the costs of waste stripping in excess of the expected pit life average stripping ratio. These mining costs, which are commonly referred to as "deferred stripping" costs, are incurred in mining activities that are generally associated with the removal of waste rock. The deferred stripping method is generally accepted in the mining industry where mining operations have diverse grades and waste-to-ore ratios; however industry practice does vary. Stripping costs (including any adjustment through the deferred stripping asset) is treated as a production cost and included in its valuation of inventory.

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

During 2004, a committee of the Emerging Issues Task Force ("EITF") began discussing the accounting treatment for stripping costs incurred during the production phase of a mine under U.S. GAAP. In March 2005, the EITF reached a consensus (ratified by the Financial Accounting Standards Board) that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. The EITF consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The following table sets out the impact on results of operations if the Company had not deferred stripping costs, but followed the consensus in EITF 04-06 "Accounting for Stripping Costs Incurred during Production in the Mining Industry":

	2004	2003	2002
Net income as reported	18,793	47,526	65,728
Adjustment to income as a result of not deferring stripping costs	1,067	1,620	3,462
Net income if we did not defer stripping costs	17,726	45,906	62,266

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

Share – Based Payments

Shared-based expenses are as a result of our adopting IFRS 2 from January 1, 2005, in accordance with the standards provisions. The standard requires an entity to recognize share-based payment transactions in its financial statements. The effect of the change is a charge of $1.3 million for the year ended December 31, 2004. No share options were granted from November 7, 2002 to December 31, 2003.

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

None of the above-mentioned expenditures have been capitalized.

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

Item 15.    Controls and Procedures

Disclosure Controls and Procedures:    The Chief Executive Officer and the Financial Director, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Form 20-F/A, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Item 16C.    Principal Accountant Fees and Services

PricewaterhouseCoopers has served as our independent public accountants for each of the financial years in the three-year period ended December 31, 2004, for which audited financial statements appear in this Annual Report on Form 20-F/A.

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

Item 17.    Financial Statements

Not Applicable.

Item 18.    Financial Statements

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association of Randgold Resources Limited, as amended.
1.2*	Articles of Association of Randgold Resources Limited, as amended.
2.1	Memorandum of Association of Randgold Resources Limited, as amended (see Exhibit 1.1).
2.2+	Form of Deposit Agreement, dated as of July 1, 1997, as amended and restated as of June 26, 2002 and further amended and restated as of July, 2002 among Randgold Resources Limited, The Bank of New York, Depositary, and owners and holders from time to time of American Depositary receipts issued thereunder.
2.3++	Form of American Depositary Receipt.
2.4*	Excerpts of relevant provisions of the Companies (Jersey) Law 1991.
2.5*	Supplemental Agreement relating to loan for project finance for Morila Project, dated June 15, 2001, between Société des Mines de Morila SA, Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited, various banks and other financial institutions and NM Rothschild & Sons Limited amending and restating the Loan Agreement and amending other related documents for project finance for Morila project, dated December 21, 1999 (which had been previously amended by the Letter Agreement, dated April 10, 2000).
2.6*	Debenture (Morila Security Agreement (Offshore Assets)), dated February 24, 2000, between Société des Mines de Morila SA and NM Rothschild & Sons Limited.
2.7*	Deed of Amendment between Société des Mines de Morila SA and NM Rothschild & Sons Limited, dated June 22, 2001.
2.8*	Charge Over the Goodwill (Morila Security Agreement (Mali Goodwill Charge)) (English translation), dated March 6, 2000, between Société des Mines de Morila SA and NM Rothschild & Sons Limited.
2.9*	Charge Over the Exploitation Permit (Morila Security Agreement (Mali Exploitation Permit Charge)) (English translation), dated March 6, 2000, between Société des Mines de Morila SA and NM Rothschild & Sons Limited and Banque de Developpement du Mali.
2.10*	Pledge of the Bank Account (Morila Security Agreement (Mali Bank Account Charge)) (English translation), dated March 6, 2000, between Société des Mines de Morila SA and NM Rothschild & Sons Limited and Banque de Developpement du Mali.
2.11*	Guarantee, dated February 24, 2000, among Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited and NM Rothschild & Sons Limited.
2.12*	Charge Over Registered Shares (Morila Holdings Security Agreement) (English translation), dated March 6, 2000, among Morila Limited, Mr. Mahamadou Samake, Mr. Roger Kebble, Mr. Dennis Bristow, Mr. David Ashworth and NM Rothschild & Sons Limited.
2.13*	Deed of Subordination and Pledge (Subordination Agreement), dated March 29, 2000, among Société des Mines de Morila SA, Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited and NM Rothschild & Sons Limited.
2.14*	Project Account Agreement (Offshore), dated February 25, 2000, between Citibank, N.A., NM Rothschild & Sons Limited and Société des Mines de Morila SA.

Exhibit No.	Exhibit
2.15*	Debenture (Randgold Resources Limited Security Agreement) dated February 24, 2000, between Randgold Resources Limited and NM Rothschild & Sons Limited.
2.16*	Project Account Agreement (Mali) (English translation), dated March 21, 2000, among Banque de Developpement du Mali, NM Rothschild & Sons Limited and Société des Mines de Morila SA.
2.17*	Letter Agreement, dated September 17, 2001, between Société des Mines de Morila SA, Randgold Resources Limited, Morila Limited, NM Rothschild & Sons Limited, Standard Bank London Limited, Bayerische Hypo-Und Vereinsbank AG, Fortis Bank (Nederland) N.V. and Société Generale regarding the Loan Agreement, dated December 21, 1999 and the transfer by Randgold Resources Limited of its interest in Morila Limited to its wholly-owned subsidiary, Mining Investments (Jersey) Limited.
2.18*	Deed of Release, dated September 25, 2001, between Randgold Resources Limited and NM Rothschild & Sons Limited releasing the shares of Morila Limited held by Randgold Resources Limited as collateral for the Morila Loan.
2.19*	Deed of Charge, dated September 25, 2001, between Mining Investments (Jersey) Limited and NM Rothschild & Sons Limited (MIJL/Morila Security Agreement).
2.20*	Shareholder's Agreement (English translation), dated June 23, 2000, between the Government of Mali and Morila Limited.
4.1*	Deed Governing the Relationship Between the Parties Upon Admission between Randgold & Exploration Company Limited and Randgold Resources Limited, dated June 26, 1997 (Relationship Agreement).
4.2*	License Agreement, dated June 26, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.
4.3*	Agreement, dated December 21, 1999, between Société des Mines de Morila SA, Randgold Resources Limited and Morila Limited (loan from Randgold Resources Limited to Morila Limited).
4.4*	Sale of Shares Agreement, dated May 29, 2000, between AngloGold Limited, Randgold Resources Limited and Randgold Resources (Morila) Limited.
4.5*	Joint Venture Agreement, dated May 29, 2000, between AngloGold Limited and Randgold Resources Limited.
4.6*	Operator Agreement, dated May 29, 2000, between Société des Mines de Morila SA and AngloGold Services Mali SA.
4.7*	Cession of Shareholder's Loan - Memorandum of Agreement, dated July 3, 200, between Randgold Resources Limited and AngloGold Morila Holdings Limited.
4.8*	Sale of Shares and Loan Claims Agreement, dated April 27, 2001, between Normandy LaSource SAS and Randgold Resources Limited.
4.9*	Deferred terms Agreement by and between Société des Mines de Morila SA and
4.10*	Deed of Guarantee, dated August 25, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and SYPPS.
4.11*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated December 9, 1999.
4.12*	Deed of Guarantee given under the Morila Deferred Terms Agreement, dated March 3, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and Mopps.
4.13*	Morila Exploitation Permit (English translation).
4.15*	Transfer of Morila Exploitation Permit from Randgold Resources Limited to Morila SA.

Exhibit No.	Exhibit
4.15 +++	Share Sale, Assignment and Assumption Agreement, dated July 12, 2002, between Randgold Resources (Somisy) Limited and the International Finance Corporation.
4.16 +++	Structured Precious Metals Option and Loan Confirmation, dated August 30, 2002, between Randgold Resources Limited and NM Rothschild & Sons Limited.
4.19 +++	Settlement Agreement between Rolls-Royce Power Ventures Limited, Syama Power Plant Sales Limited, Operation d'Energie de Syama SA, Société des Mines de Syama SA, Randgold Resources Limited and Randgold & Exploration Company Limited dated December 16, 2002.
4.18 +++	Fourth Contract of Employment between Randgold Resources Limited and Dennis Mark Bristow.
4.19 +++	Third Contract of Employment between Randgold Resources Limited and Roger Ainsley Ralph Kebble.
4.20 +++	Second Contract of Employment between Randgold Resources and Roger Alyn Williams.
4.21 +++	Heads of Agreement, dated as of April 16, 2003, by and between Randgold Resources Limited and Resolute Mining Limited.
4.22 +++	Services Agreement between Randgold & Exploration Company Limited and Randgold Resources Limited, dated February 2, 2003.
4.23 ++++	Share and Debt Sale Deed, dated June 1, 2004, between Randgold Resources Limited and Resolute Mining Limited.
4.24**	Shareholder Loan Agreement dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.
4.25**	Deed of Subordination and Pledge, dated September 6, 2004, between Société des Mines de Loulo S.A., Randgold Resources Limited, Randgold Resources (Somilo) Limited and N.M.Rothschild & Sons Limited.
4.26**	Deed of Guarantee and Indemnity, dated September 6, 2004, between Randgold Resources Limited and N.M.Rothschild & Sons Limited.
4.27**	$60,000,000 Project Term Loan Facility Agreement, dated September 6, 2004, between Société des Mines de Loulo S.A., Randgold Resources Limited, Randgold Resources (Somilo) Limited, Various Banks and Other Financial Institutions, N.M.Rothschild & Sons Limited, Absa Bank Limited and Bayerische Hypo- Und Vereinsbank AG.
4.28**	Termination Agreement, dated November 9, 2004, between Randgold Resources Limited and Mr. R.A.R.Kebble.
4.29**	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo S.A.
4.30**	International Swap Dealers Association Inc. Master Agreement, dated December 21, 2004, between Randgold Resources Limited and Absa Bank Limited.
4.31**	Amended and Restated Debenture between Randgold Resources Limited and N.M.Rothschild & Sons Limited.
4.32**	Amendment to Shareholders' Loan Agreement ("Amendment"), between Randgold Resources Limited and Randgold Resources (Somilo) Limited.
8.1**	List of Subsidiaries.
12.1#	Certification by Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
12.2#	Certification by Financial Director pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
13.1#	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Exhibit
13.2#	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002.
14.1#	Consent of PricewaterhouseCoopers LLP.
14.2#	Consent of PricewaterhouseCoopers Inc.

*	Incorporated herein by reference to Registrant's Registration Statement on Form F-1 (File No. 333-90972), filed on June 21, 2002.

+	Incorporated by reference to Registrant's Registration Statement on Form F-4 (File No).

++	Incorporated by reference to Registrant's Form 424B3 (File No. 333-91398), filed on February 27, 2003

+++	Incorporated by reference to Registrant's Annual Report on form 20-F for the fiscal year ended December 31, 2002.

++++	Incorporated by reference to Registrant's Annual Report on form 20-F for the fiscal year ended December 31, 2003.

**	Incorporated by reference to Registrant's Annual Report on form 20-F for the fiscal year ended December 31, 2004.

#	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RANDGOLD RESOURCES LIMITED

By:/s/   D. Mark Bristow
Name: D. Mark Bristow
Title: Chief Executive Officer
Date: September 23, 2005

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at December 31, 2004 and 2003, and the results of its operations, its cash flows and its changes in shareholders' equity for each of the three years in the period ended December 31, 2004 in conformity with International Financial Reporting Standards.

As discussed in note 5 to the consolidated financial statements, the Group changed its method of accounting for development costs and mine plant facilities under International Financial Reporting Standards during the year ended December 31, 2004. The Group also adopted International Financial Reporting Standard 2 "Share-based Payments" on January 1, 2005 and, as discussed in note 5, applied the change retroactively to all share options granted after November 7, 2002 and that had not yet vested at the effective date of January 1, 2005.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
London, United Kingdom
28 June 2005, except for note 5 which is as of 22 September 2005.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	Notes	2004 '000		2003 '000		2002 $'000
REVENUES
Products sales		73,330		109,573		131,440
Interest income		1,033		999		225
Exchange gains		808		3,829		2,477
Other income		1,502		2,104		509
Profit on sale of Syama		7,070		—		—
		83,743		116,505		134,651
COSTS AND EXPENSES
Mine production costs		37,468		26,195		22,706
Transport and refinery costs		233		408		588
Movement in production inventory and ore stockpiles		(8,512)		(6,229)		(145)
Transfer to deferred stripping costs		(3,999)		(3,483)		(5,043)
General and administration expenses		6,809		6,108		4,128
Royalties		5,304		7,648		9,185
Exploration and corporate expenditure		15,529		17,007		16,686
Depreciation and amortization		8,738		10,269		8,765
Interest expense		1,623		1,895		3,686
(Gain)/loss on financial instruments		(2,232)		1,733		346
Provision for environmental rehabilitation		177		990		600
Exchange losses		1,422		1,937		1,900
Share-based payments		1,321	**	—		—
Other		1,069		4,852		5,741
		64,950		69,330		69,143
INCOME BEFORE TAXES		18,793		47,175		65,508
Income tax expense	3	—		—		—
INCOME BEFORE MINORITY INTEREST		18,793		47,175		65,508
Minority interest		—		351		220
NET INCOME		18,793		47,526		65,728
BASIC EARNINGS PER SHARE ($)	4	0.32	**	0.83	*	1.31	*
WEIGHTED AVERAGE SHARES USED IN THE COMPUTATION	4	58,870,632		57,441,360	*	50,295,640	*
DILUTED EARNINGS PER SHARE ($)	4	0.31	**	0.83	*	1.29	*
WEIGHTED AVERAGE SHARES USED IN THE COMPUTATION	4	59,996,257		57,603,364	*	50,817,466	*

See notes to the consolidated financial statements

* Reflects adjustments resulting from the sub-division of shares

** Reflects adoption of IFRS2: Share-based payments.

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
EQUITY AND LIABILITIES
SHARE CAPITAL AND RESERVES
Share capital
Authorized:
80,000,000 ordinary shares of 5 US cents each, for both years presented
Issued:
59,226,694 ordinary shares (2003: 58,520,770*)		2,961		2,926
Share premium		102,342		200,244
Accumulated profit/(loss)		100,213	**	(18,580)
Other reserves		(14,347)	**	(7,403)
TOTAL SHAREHOLDERS' EQUITY		191,169		177,187
MINORITY SHARE OF ACCUMULATED LOSSES	14	(954)		(8,520)
NON-CURRENT LIABILITIES
Long-term borrowings	13	40,718		6,832
Loans from minority shareholders in subsidiaries	14	2,575		9,478
Deferred financial liabilities	15	15,668		8,488
Provision for environmental rehabilitation	12	3,701		5,962
TOTAL NON-CURRENT LIABILITIES		62,662		30,760
Accounts payable and accrued liabilities	11	14,428		11,990
Current portion of long-term liabilities	11,13	1,156		11,567
Bank overdraft		—		1,550
TOTAL CURRENT LIABILITIES		15,584		25,107
TOTAL EQUITY AND LIABILITIES		268,461		224,534

See notes to the consolidated financial statements

*    Reflects adjustments resulting from the sub-division of shares.

**   Reflects adoption of IFRS 2: Share-based payments.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31,

	Number of ordinary shares	Share capital $'000	Additional paid-in capital $'000	Accumulated losses $0'000	Other reserves $'000	Total $'000
BALANCE AT DECEMBER 31, 2001	22,461,630	2,246	161,830	(131,834)	(1,745)	30,497
Net income	—	—	—	65,728	—	65,728
Exercise of employee stock options	202,110	20	683	—	—	703
Movement on cash flow hedges	—	—	—	—	(6,548)	(6,548)
Issue of shares – public offering	5,000,000	500	32,000	—	—	32,500
Share issue expenses	—	—	(3,895)	—	—	(3,895)
BALANCE AT DECEMBER 31, 2002	27,663,740	2,766	190,618	(66,106)	(8,293)	118,985
Net income	—	—	—	47,526	—	47,526
Exercise of employee stock options	1,596,645	160	9,626	—	—	9,786
Movement on cash flow hedges	—	—	—	—	890	890
BALANCE AT DECEMBER 31, 2003	29,260,385	2,926	200,244	(18,580)	(7,403)	177,187
Net income	—	—	—	18,793	—	18,793
Exercise of employee stock options	702,924	35	2,098	—	—	2,133
Subdivision of shares	29,263,385	—	—	—	—	—
Capital reduction	—	—	(100,000)	100,000	—	—
Movement on cash flow hedges	—	—	—	—	(8,265)	(8,265)
Share-based payments	—	—	—	—	1,321	1,321
Balance at December 31, 2004	59,226,694	2,961	102,342	100,213	(14,347)	191,169

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

See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	Notes	2004 $'000	2003 $'000	2002 $'000
CASH FLOWS FROM OPERATIONS
Income before taxes		18,793 *	47,175	65,508
Net interest paid		590	896	3461
Depreciation and amortization		8,738	10,269	8,765
Transfer to deferred stripping		(3,999)	(3,483)	(5,043)
(Gain)/loss on financial instruments		(1,085)	1,618	346
Profit on sale of Syama		(7,070)	—	—
Net increase in provision for environmental rehabilitation		177	990	600
Share-based payments*		1,321	—	—
		17,465	57,465	73,637
Effects of changes in operating working capital items:
— receivables		(9,369)	(934)	2,328
— inventories		(7,487)	(5,564)	(1,858)
— accounts payable and accrued liabilities		4,272	1,152	(13)
Cash provided by operations		4,881	52,119	74,094
Interest received		1,033	999	225
Interest paid		(1,623)	(1,895)	(3,686)
Net cash provided by operations		4,291	51,223	70,633
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net		(69,438)	(6,655)	(5,464)
Disposal of Syama – net of cash disposed	22	8,571	—	—
Movement in restricted cash		3,882	644	(52)
Net cash utilized in investing activities		(56,985)	(6,011)	(5,516)
CASH FLOWS FROM FINANCING ACTIVITIES
Ordinary shares issues		2,133	9,786	33,203
Share issue/buy back expenses		—	—	(3,895)
Loan-term loans repaid		(11,674)	(9,534)	(40,939)
Long-term loans received		35,000	—	—
(Decrease)/increase in bank overdraft		—	380	538
Cash provided by/(utilized in) financing activities		25,459	632	(12,169)
NET (DECREASE)/INCREASE IN CASH AND EQUIVALENTS		(27,235)	45,844	52,948
CASH AND EQUIVALENTS AT BEGINNING OF YEAR		105,475	59,631	6,683
CASH AND EQUIVALENTS AT END OF YEAR		78,240	105,475	59,631

*	Reflects adoption of IFRS2: Share-based payments.

See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

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

Long-lived assets include mining properties, such as free hold land, metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs. Depreciation and amortisation are charged over the life of the mine based on estimated ore tons contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Total proven and probable reserves are used in the depreciation calculation. Short-lived assets which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of between two to five years.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

DEFERRED STRIPPING COSTS : In general, mining costs are allocated to production costs, inventories and ore stockpiles, and are charged to mine production costs when gold is sold. However, at our open pit mines, which have diverse grades and waste-to-ore ratios over the mine, we defer the costs of waste stripping in excess of the expected pit life average stripping ratio. These mining costs, which are commonly referred to as "deferred stripping" costs, are incurred in mining activities that are generally associated with the removal of waste rock. The deferred stripping method is generally accepted in the mining industry where mining operations have diverse grades and waste-to-ore ratios; however industry practice does vary. Stripping costs (including any adjustment through the deferred stripping asset) is treated as a production cost and included in its valuation of inventory.

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

This method of accounting has the effect of smoothing costs over the life of the project. We believe that the method we use is the same as the method used by many mining companies in the industry with open pit mines.

INVENTORIES : Include ore stockpiles, gold in process and supplies and insurance spares, and are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

produced is determined principally by the weighted average cost method using related production costs. Costs of gold produced inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and mine G&A but excluding transport, refining and taxes.

Stockpiles consist of two types of ore, high grade and medium grade ore, which will be processed through the processing plant. In the case of Morila, high grade ore is defined as ore above 5 g/t and medium grade is defined as ore above 1.4 g/t. Both high and medium grade stockpiles are currently being processed and all ore is expected to be fully processed within the life of mine. This does not include high grade tailings at Morila which are carried at zero value due to uncertainty as to whether they will be processed through the plant.

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

(d)	Share-options

The fair value of the employee services received in exchange for the grant of options or shares after November 7, 2002 is recognized as an expense. The total amount to be expensed rateably over the vesting period is determined by reference to the fair value of the options or shares determined at the grant date, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of shares that the employee will ultimately receive. This estimate is revised at each balance sheet date and the difference is charged or credited to the income statement, with a corresponding adjustment to equity. The proceeds received on exericise of the options net of any directly attributable transaction costs are credited to equity. Refer to note 5.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

4.	EARNINGS PER SHARE

	FOR THE YEAR ENDED DECEMBER 31, 2004
	Income (Numerator) $000		Share (Denominator)		Per share amount $000
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2004			58,520,770	*
Weighted number of shares issued			349,862
Income available to shareholders	18,793	**	58,870,632		0.32	**
EFFECT OF DILUTIVE SECURITIES
Stock options issued to employees			1,125,625
Fully diluted earnings per share	18,793	**	59,996,257		0.31	**

*	Reflects adjustments resulting from the sub-division of shares

**	Reflects adoption of IFRS2: Share-based payments

	FOR THE YEAR ENDED DECEMBER 31, 2003
	Income (Numerator) $000	Share (Denominator)		Per share amount $000
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2003		55,327,480	*
Weighted number of shares issued		2,113,880	*
Income available to shareholders	47,526	57,441,360	*	0.83
EFFECT OF DILUTIVE SECURITIES
Stock options issued to employees		162,004	*
Fully diluted earnings per share	47,526	57,603,364	*	0.83

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

	FOR THE YEAR ENDED DECEMBER 31, 2002
	Income (Numerator) $000	Share (Denominator)		Per share amount $000
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2002		44,923,260	*
Weighted number of shares issued		5,372,380	*
Income available to shareholders	65,728	50,295,640	*	1.31
EFFECT OF DILUTIVE SECURITIES Stock options issued to employees		521,826	*
Fully diluted earnings per share	65,728	50,817,466	*	1.29

*    Reflects adjustments resulting from the sub-division of shares

5.	CHANGE IN ACCOUNTING POLICIES

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

The Company adopted IFRS 2 "Share-based payment" ("IFRS 2") on January 1, 2005. The standard requires an entity to recognize share-based payment transactions in its financial statements. In accordance with the standard's transitional provisions, the Company applied IFRS 2 to share options that were granted after November 7, 2002 and had not yet vested at the effective date of January 1, 2005. This change in accounting policy has been accounted for retrospectively, and the financial statements for 2004 and 2003 have been restated.

The effect of the change for the year ended June 30, 2004 is the recognition of share-based payment expense of $1.3 million. No share options were granted from November 7, 2002 to December 31, 2003.

6.	RESTRICTED CASH

	2004 $'000	2003 $'000
Debt service reserve	—	3,882

The debt service reserve account relates to the N.M Rothschild & Son Limited debt service reserve account. This amount was held in escrow for partial repayment of the Morila project loan. The loan was repaid in 2004. Refer to note 13.1.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

Ore stockpiles have been split between long and short term based on current life of mine plan estimates. All ore stockpile inventory consists of unprocessed raw ore.

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

In addition to the above, pre-production stripping costs of $3 million was capitalized as part of mining assets.

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

YEAR ENDED DECEMBER 31, 2004

	GROUP'S 40% SHARE OF MORILA MINE $'000	SYAMA $'000	LOULO $'000	CORPORATE AND EXPLORATION $'000	TOTAL $'000
PROFIT AND LOSS
Gold sales	73,330	—	—	—	73,330
Mine production costs	(32,176)	—	—	—	(32,176)
Mining operating profit	41,154	—	—	—	41,154
Royalties	(5,304)	—	—	—	(5,304)
Interest expense	(1,569)	—	—	(54)	(1,623)
Interest received	17	—	—	1,016	1,033
Depreciation and amortisation	(7,386)	—	—	(1,352)	(8,738)
Gain on financial instruments	—	—	—	2,232	2,232
Other (expenses)/income	(1,179)	(658)	—	1,656	(181)
Profit on sale of Syama	—	—	—	7,070	7,070
Exploration and corporate expenditure	(571)	—	—	(14,958)	(15,529)
Share-based payments	—	—	—	(1,321)	(1,321)
Income/(loss) before tax and minority interest	25,162	(658)	—	(5,711)	18,793 **
Tax and minority interest	—	—	—	—	—
Net income/(loss)	25,162	(658)	—	(5,711)	18,793 **
CAPITAL EXPENDITURE	(1,766)	—	(67,552)	(120)	(69,438)
TOTAL ASSETS	104,861	—	77,117	86,483	268,461
TOTAL EXTERNAL LIABILITIES	19,227	—	55,015	1,429	75,671
DIVIDENDS (PAID)/RECEIVED	(2,800)	—	—	2,800	—
NET CASH FLOWS GENERATED BY/(UTILISED IN) OPERATIONS	16,270	(658)	—	(11,321)	4,291
NET CASH FLOWS GENERATED BY/(UTILISED IN) INVESTING ACTIVITIES	2,116	—	(67,552)	8,451	(56,985)
NET CASH (UTILISED IN)/GENERATED FROM FINANCING ACTIVITIES	(20,805)	—	35,000	11,264	25,459
NET (DECREASE)/INCREASE IN CASH AND EQUIVALENTS	(2,419)	(658)	(32,552)	8,394	(27,235)
NUMBERS OF EMPLOYEES	—	—	149	151	300

** Reflects adoption of IFRS 2: Share-based payments.

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

The Group's consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differs in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The principal differences between IFRS and U.S. GAAP are presented below together with explanations that affect consolidated net income for each of the three years ended December 31, 2004, 2003 and 2002 and total shareholders' equity as at December 31, 2004 and 2003. For the convenience of understanding these adjustments, a consolidated income statement and consolidated balance sheet prepared in accordance with U.S. GAAP have been presented on page F-36 and F-37.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

Reconciliation of Net Income

	2004 $'000	2003 $'000		2002 $'000
Net income as reported under IFRS	18,793 **	47,526		65,728
Share-based compensation	2,011	(4,780)		(5,991)
Provision for environmental rehabilitation	—	—		(76)
Development costs	(3,916)	—		—
Net income under U.S. GAAP before cumulative effect of change in accounting principle	16,888	42,746		59,661
Cumulative effect of change in accounting principle (adoption of FAS143)	—	214		—
Net income under U.S. GAAP	16,888	42,960		59,661
Movement in cash flow hedges during the period	(8,265)	890		(6,548)
Comprehensive income under U.S. GAAP	8,623	43,850		53,113

Basic earnings per share under U.S. GAAP ($)	0.29	0.75	*	1.19	*
*Weighted average number of shares used in the computation of basic earnings per share	58,870,632	57,441,360	*	50,295,640	*

Fully diluted earnings per share under U.S. GAAP ($)	0.29	0.74	*	1.17	*
*Weighted average number of shares used in the computation of fully diluted earnings per share	59,996,257	57,603,364	*	50,817,466	*
* Reflects adjustments arising from the subdivision of shares
** Reflects adoption of IFRS2: Share-based payments

Reconciliation of shareholders' equity

	2004 $'000	2003 $'000
Shareholders' equity as reported under IFRS	191,169	177,187
Development costs	(3,916)	—
Shareholders' equity under U.S. GAAP	187,253	177,187

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

The Company adopted IFRS 2 "Accounting for Share-based Payments" ("IFRS 2") from January 1, 2005. As discussed in note 5, the Company applied IFRS 2 to share options that were granted after November 7, 2002 and had not yet vested at the effective date of January 1, 2005. The change in accounting policy under IFRS has been accounted for retrospectively, and the financial statements for 2004 has been restated. For options granted before November 7, 2002 there is no requirement to recognize compensation expense under IFRS. For U.S. GAAP purposes , the Company continues to account for its share option and share purchase plans under Accounting Principles Board Opinion No. 25 " Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, as permitted by Statement of Financial Accounting Standards No, 123 "Accounting for Stock Based Compensation" ("FAS 123"). In

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

general, APB 25 requires that the intrinsic value of the options, defined as the market value of the share at grant date less the exercise price, be recognized as compensation expense prospectively, over the vesting period of the related options. In terms of the rules of the RRSOR scheme, the option purchase price is equal to fair market value at the date of grant, generally resulting in no compensation expense on the date of grant.

On January 29, 2001, 873,200 options granted to various employees at prices between $4.25 and $10.00 were cancelled and reissued at $3.30, the Company's share price at that date, which was lower than the grant price on the original grant date. Under U.S. GAAP, where a Company undertakes a share re-pricing whereby existing options are cancelled and reissued at a lower price, such options are mark-to-market with reference to the difference between the grant price and the Company stock price, with the difference recognized as stock compensation expense. Accordingly, the Company recorded compensation expense under U.S. GAAP of $4.8 million and $5.9 million during the year ended December 31, 2003 and 2002, respectively. Some of these options vested during the year ended December 31, 2004 and the Company recorded a reversal of $0.7 million (net) under U.S. GAAP in respect of compensation cost previously recognized.

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

PRESENTATION IN FINANCIAL STATEMENTS

Effective June 11, 2004, the Company undertook a split of its ordinary shares, which increased its issued share capital from 29,273,685 to 58,547,370 ordinary shares. Under U.S. GAAP, such changes in the capital structure would have been given retroactive effect in the Company's Consolidated Balance Sheets and Statements of Changes in Shareholders' Equity.

During 2004, the Company's Annual General Meeting passed a special resolution, which was also approved by the Court in Jersey, to extinguish accumulated losses by reducing the Company's share premium account by US$100 million in order to permit future dividend payments. The extinguishment was recorded under IFRS by reducing share premium and accumulated losses. Under U.S. GAAP, such reclassifications and elimination are generally not allowed unless all requisite conditions for a quasi-reorganization are satisfied. Accordingly, under U.S. GAAP, the reclassification of share premium to accumulated losses would not be permitted.

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

A)	INCOME STATEMENT

For the years ended December 31,

	2004 $'000	2003 $'000	2002 $'000
Revenues from product sales	—	—	—
Production costs	—	—	—
Operating profit/(loss)	—	—	—
Interest received	1,016	883	30
Interest expense	(54)	(152)	(1,055)
Royalties	—	—	—
Depreciation and amortization	(1,352)	(1,957)	(1,651)
Exploration and corporate expenditure	(14,958)	(16,255)	(16,111)
Profit/(Loss) on financial instruments	2,232	(2,232)	(775)
Profit on sale of Syama	7,070	—	—
Share-based compensation	690	(4,780)	(5,991)
Other expenses	(2,918)	(128)	(5,528)
Loss before taxes	(8,274)	(24,621)	(31,081)
Income tax expense	—	—	—
Loss before equity income and minority interests	(8,274)	(24,621)	(31,081)
Equity income of joint venture	25,162	67,016	90,522
Minority interest	—	351	220
Net income before change in accounting principle	16,888	42,746	59,661
Cumulative effect of change in accounting principle (adoption of FAS 143)	—	214	—
Net income	16,888	42,960	59,661

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

B)	BALANCE SHEET As at December 31,

	2004 $'000	2003 $'000
ASSETS
CURRENT ASSETS
Cash and equivalents	77,424	101,574
Receivables	3,490	6,327
Inventories	—	2,836
Total current assets	80,914	110,737
NON-CURRENT ASSETS
Property, plant and equipment	68,404	15,577
Investment in joint venture	95,708	67,144
TOTAL ASSETS	245,026	193,458
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	5,442	8,009
Bank Overdraft	—	1,550
TOTAL CURRENT LIABILITIES	5,442	9,559
NON-CURRENT LIABILITIES
Provision for environmental rehabilitation	—	2,623
Long-term liabilities	35,042	890
Loans from outside shareholders in subsidiaries	1,621	958
Liabilities on financial instruments	15,668	2,232
TOTAL NON-CURRENT LIABILITIES	52,331	6,712

SHAREHOLDERS' EQUITY
Share capital	2,961	2,926
Additional paid-in capital	218,078	212,754
Accumulated losses	(18,118)	(31,090)
Other reserves	(15,668)	(7,403)
TOTAL SHAREHOLDERS' EQUITY	187,253	177,187

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	245,026	193,458

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

(C)	SUMMARISED CASH FLOW STATEMENT For the years ended December 31,

	2004 $'000	2003 $'000	2002 $'000
Cash flow utilized in operating activities	(7,791)	(10,331)	(19,436)
Cash flow (utilized in)/generated by investing activities	(53,192)	(3,871)	21
Cash flow generated/(utilized in) financing activities	36,833	76,285	57,252
Net (decrease)/increase in cash equivalents	(24,150)	62,083	37,837

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and of the results of its operations, its cash flows and its changes in shareholders' equity for each of the three years in the period ended December 31, 2004, in conformity with International Financial Reporting Standards.

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

2.5    Deferred Stripping Costs

In general, mining costs are allocated to production costs, inventories and ore stockpiles, and are charged to mine production costs when gold is sold. However, at our open pit mines, which have diverse grades and waste-to-ore ratios over the mine, we defer the costs of waste stripping in excess of the expected pit life average stripping ratio. These mining costs, which are commonly referred to as "deferred stripping" costs, are incurred in mining activities that are generally associated with the removal of waste rock. The deferred stripping method is generally accepted in the mining industry where mining operations have diverse grades and waste-to-ore ratios; however industry practice does vary. Stripping costs (including any adjustment through the deferred stripping asset) is treated as a production cost and included in its valuation of inventory.

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

This method of accounting has the effect of smoothing costs over the life of the project. We believe that the method we use is the same as the method used by many mining companies in the industry with open pit mines.

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

3.    Share capital

Share capital consists of the following authorized and issued ordinary par value shares with a nominal value of Communauté Financière Africaine franc ("CFA") 10 000 ($16.356) each:

	Number of shares authorized and issued	2004 $'000	2003 $'000

Morila Limited	800	13	13
Government of Mali	200	3	3
	1,000	16	16

4.    Shareholder's loans

	2004 $'000	2003 $'000
Government of Mali	3,369	3,248
Morila Limited	—	15,745
	3,369	18,993
Made up of:
Principal	2,622	13,108
Deferred interest	747	5,885
	3,369	18,993

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

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

In addition to the above, pre-production stripping costs of $8 million were capitalized as part of mining assets.

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

Exhibit Index

Exhibit No.	Exhibit
12.1	Certification by Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Financial Director pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002.
14.1	Consent of PricewaterhouseCoopers LLP.
14.2	Consent of PricewaterhouseCoopers Inc.