Form 20-F/A
period 2004-12-31
RANDGOLD RESOURCES LTD
filed 2005-10-12
CIK 1175580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 2

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

Yes              No

This Amendment on Form 20-F/A is being filed in order to amend Randgold Resources Limited's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as originally filed with the Securities and Exchange Commission on June 29, 2005 and as amended on September 23, 2005. This Amendment is being filed for the purpose of providing additional details to our disclosures in Items 3 and 5 and the financial statements attached to the original report, pursuant to comments received from the Staff of the U.S. Securities and Exchange Commission in connection with its review of our Registration Statement on Form F-3, originally filed on August 19, 2005 and amended on September 23, 2005.

For the convenience of the reader, this Amendment includes the complete text of all Items of the Form 20-F, as amended. However, other than the amendments described above, no changes have been made to these or any other Items to the Form 20-F/A filed on September 23, 2005. This Amendment continues to speak as of the date of the original filing of the Form 20-F and, except as described above, does not purport to amend or update the information contained in the Form 20-F filed on June 29, 2005, or reflect any events that have occurred after the Form 20-F was filed.

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

The financial data, other than total cash costs and total cash cost per ounce, have been prepared in accordance with IFRS unless otherwise noted. Total cash costs and total cash cost per ounce are non-GAAP financial measures. For further information, refer to footnote 1 on page 3. In Note 24 to our audited consolidated financial statements, we present the principal differences between IFRS and U.S. GAAP and a reconciliation of our net income and shareholders' equity to U.S. GAAP.

	Year Ended December 31, 2004		Year Ended December 31, 2003		Year Ended December 31, 2002		Year Ended December 31, 2001		Year Ended December 31, 2000
STATEMENT OF OPERATIONS DATA:	(In thousands, except per share and per ounce data)
Amounts in accordance with IFRS
Revenues	$83,743		$116,505		$134,651		$87,507		$201,385
Operating income	35,850		77,936		100,021		31,999		1,885
Net income	18,793	**	47,526		65,728		17,759		24,361
Basic earnings/(loss) per share ($)	0.32	**	0.83	*	1.31	*	0.29	*	0.37	*
Fully diluted earnings per share ($)	0.31	**	0.83	*	1.30	*	0.29	*	0.37	*
Weighted average number of shares used in computation of basic earnings per share (3)	58,870,632		57,441,360	*	50,295,640	*	61,035,295	*	66,124,418	*
Weighted average number of shares used in computation of fully diluted earnings per share (3)	59,996,257		57,603,364	*	50,817,466	*	61,523,810	*	66,588,904	*
Amounts in accordance with U.S. GAAP (2)
Revenues	—		—		—		16,723		48,613
Loss from operations before joint venture	(8,274)		(24,621)		(31,081)		(16,703)		(15,179)
Equity income of Morila joint venture	25,162		67,230		90,522		32,482		7,908
Net income	16,888		42,960		59,661		16,435		24,323
Basic earnings per share ($)	0.29		0.75	*	1.19	*	0.27	*	0.37	*
Fully diluted earnings per share ($)	0.29		0.74	*	1.17	*	0.27	*	0.37	*
Weighted average number of shares used in computation of basic earnings per share (3)	58,870,632		57,441,360	*	50,295,640	*	61,035,295	*	66,124,418	*
Weighted average number of shares used in computation of fully diluted earnings per share (3)	59,996,257		57,603,364	*	50,817,466	*	61,523,810	*	66,588,904	*
Non-GAAP measures
Total cash costs ($ per ounce) (1)	184		100		74		153		260

*	Reflects adjustments resulting from the sub-division of shares

**	Reflects adoption of IFRS 2: Share-based payment.

	At December 31, 2004	At December 31, 2003	At December 31, 2002	At December 31, 2001	At December 31, 2000
BALANCE SHEET AMOUNTS IN ACCORDANCE WITH IFRS
Total assets	$268,461	$224,534	$173,858	$119,554	$178,471
Long-term loans	40,718	6,832	19,307	57,147	44,071
Share capital	2,961	2,926	2,766	2,246	3,307
Additional paid-in capital	102,342	200,244	190,618	161,830	240,742
Accumulated profit/(loss)	100,213	(18,580)	(66,106)	(131,834)	(149,593)
Other reserves	(14,347)	(7,403)	(8,293)	(1,745)	2,388
Shareholders' equity	191,169	177,187	118,985	30,497	96,844

AMOUNTS IN ACCORDANCE WITH U.S. GAAP (2)
Total assets	245,026	193,458	136,789	78,107	132,587
Long-term debt	40,718	6,832	19,307	57,147	44,071
Shareholders' equity	187,253	177,187	118,771	30,359	93,903

The following table lists the costs of producing gold, determined in accordance with IFRS, and reconciles this GAAP measure to total cash costs as defined by the Gold Institute's guidance, as a non-GAAP measure, for each of the periods set forth below:

Costs	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Mine production costs	37,468	26,195	22,706	37,349	43,823
Depreciation and amortization	8,738	10,269	8,765	7,097	12,208
General and administration expenses	6,986	7,098	4,128	11,262	9,332
Transport and refinery costs	233	408	588	547	237
Royalties	5,304	7,648	9,185	5,801	3,718
Movement in production inventory and ore stockpiles	(8,512)	(6,229)	(145)	(813)	5,153
Transfer to deferred stripping costs	(3,999)	(3,484)	(5,043)	(1,991)	(367)
Total cost of producing gold determined in accordance with IFRS	46,218	41,905	40,184	59,252	74,104
Less: Non-cash costs included in total cost of producing gold: depreciation and amortization	(8,738)	(10,269)	(8,765)	(7,097)	(12,208)
Total cash costs using the Gold institute's guidance	37,480	31,636	31,419	52,155	61,896
Ounces produced (our share)	204,194	317,596	421,127	298,375	183,225
Total production cost per ounce under IFRS	226	132	95	199	404
Total cash cost per ounce using Gold Institute's guidance	184	100	74	175 *	338 *

*	These figures include costs for Syama at 100%. Our attributable share (including 75% of cash costs associated with Syama) amounted to $153 per ounce in 2001 and $260 in 2002.

1.    Total cash cost and total cash cost per ounce are non-GAAP measures. We have calculated total cash costs and total cash costs per ounce using guidance issued by the Gold Institute. The Gold Institute was a non profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufactures. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute's guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping, and royalties. The transfer to and from deferred stripping is calculated based on the actual historical waste stripping costs, as applied to a life of mine estimated stripping ratio. The costs of waste stripping in excess of the life of mine estimated stripping ratio, are deferred, and charged to production, at the average historical cost of mining the deferred waste, when the actual stripping ratio is below the life of mine stripping ratio. The net effect is to include a proportional share of total estimated stripping costs for the life of the mine, based on the current period ore mined. Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. We have calculated total cash costs and total cash costs per ounce on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or U.S. GAAP measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS or US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortization would be included in a measure of total costs of producing gold under IFRS and U.S GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. The total cost of producing gold calculated in accordance with IFRS and U.S. GAAP would provide investors with an indication of earnings before interest expense and taxes, when compared to the average realized price. The Company has therefore provided an IFRS measure of total cash cost and total cash per ounce as required by securities regulations that govern non-GAAP performance measures. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce are useful indicators to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in cash costs as the company's operations mature, and a benchmark of performance to allow for comparison against other companies. Within this annual report, the Company's discussion and analysis is focused on the "total cash cost" measure as defined by the Gold Institute.

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

During 2004, a committee of the Emerging Issues Task Force ("EITF") began discussing the accounting treatment for stripping costs incurred during the production phase of a mine under U.S. GAAP. In March 2005, the EITF reached a consensus (ratified by the Financial Accounting Standards Board) that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. The EITF consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company will therefore adopt the consensus of the EITF for US GAAP purposes on January 1, 2006, and anticipates recording a cumulative effect of a change in accounting principle on that date. The cumulative adjustment recorded in respect of this change in accounting principle will comprise the amount capitalized as deferred stripping costs as at December 31, 2005 less the adjustment to inventory that arises from treating waste removal costs as a variable production cost under US GAAP. The following table sets out the impact on results of operations if the Company had not deferred stripping costs, but followed the consensus in EITF 04-06 "Accounting for Stripping Costs Incurred during Production in the Mining Industry":

	2004	2003	2002
Net income as reported	18,793	47,526	65,728
Adjustment to income as a result of not deferring stripping costs	(1,067)	(1,620)	(3,462)
Net income	17,726	45,906	62,266

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
Date: October 12, 2005

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

See notes to the consolidated financial statements

* Reflects adjustments resulting from the sub-division of shares

** Reflects adoption of IFRS2: Share-based payments.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31,

	Notes	2004 $'000		2003 $'000
ASSETS
NON-CURRENT ASSETS
Property, Plant and Equipment	9	129,854		71,931
Cost		151,639		174,304
Accumulated depreciation and amortisation		(21,785)		(102,373)
Deferred stripping costs	10	8,514		10,885
Long-term ore stockpiles	8	12,054		5,882
TOTAL NON-CURRENT ASSETS		150,422		88,698
CURRENT ASSETS
Deferred stripping costs	10	6,370		—
Inventories and ore stockpiles	8	9,762		11,283
Receivables including prepayments	7	23,667		15,196
Restricted cash	6	—		3,882
Cash and equivalents		78,240		105,475
TOTAL CURRENT ASSETS		118,039		135,836
TOTAL ASSETS		268,461		224,534
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

b)	Development costs and mine plant facilities

Development costs and mine plant facilities are initially recorded at cost, whereafter they are measured at cost less accumulated amortisation and impairment. Development costs and mine plant facilities relating to existing and new mines are capitalized. Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity, and are capitalized until commercial levels of production are achieved, after which the costs are amortised.

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

REVENUE RECOGNITION : The Company enters into contracts for the sale of gold. Revenue arising from gold sales under these contracts is recognized when the price is determinable, the product has been delivered in accordance with the terms of the contract, title has been transferred to the customer and collection of the sales price is reasonably assured. These criteria are met when the gold leaves the mine's smelt-house.

As sales from gold contracts are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the Group's best estimate of the contained metal. Subsequent adjustments are recorded in turnover to take into account final assay and weight certificates from the refinery, if different from the initial certificates.

EXPLORATION AND EVALUATION COSTS : Exploration and evaluation expenditure relating to greenfield sites is expensed as incurred. Exploration and evaluation expenditure relating to the definition of mineralization of existing mineral properties or the expansion of the productive capacity of mineral properties which are already being mined or developed is capitalized when there is a high degree of confidence that a future economic benefit will be generated. Costs relating to property acquisitions are also capitalized. These costs are capitalized within development costs.

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

The accounting policy for exploration and evaluation costs has been changed to clarify the treatment of costs relating to the definition of mineralization in existing mineral properties or the expansion of the productive capacity of mineral properties which are already being mined or developed when there is a high degree of confidence that a future economic benefit will be generated.

The effect of the change is the capitalisation in 2004 of US$ 3.9 million of drilling costs relating to the underground development study at Loulo. This change has no impact on the prior financial years. In the opinion of the directors, this treatment of the costs better reflects industry practice. This is the first year in which significant exploration and evaluation expenditure has been incurred around an existing mineral property, which is what prompted the directors to evaluate the previous policy.

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

7.	RECEIVABLES INCLUDING PREPAYMENTS

	2004 $'000	2003 $'000
Trade	4,057	4,944
Advances to contractors	893	—
Taxation debtor	12,356	5,851
Prepayments	5,348	2,819
Other	1.013	1,582
	23,667	15,196

8.	INVENTORIES AND ORE STOCK PILES

	2004 $'000	2003 $'000
Consumable stores	6,091	8,385
Short-term portion of ore stockpiles	803	2,373
Gold in process	2,868	525
	9,762	11,283
Long-term portion of ore stockpiles...	12,054	5,882
	21,816	17,165

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

The assets and liabilities of Syama disposed of were as follows:

December 31, 2004 US$000
Property, plant and equipment	3,668
Current assets	3,797
Total assets	7,465
Bank overdraft	(1,550)
Other liabilities	(4,351)
Net assets	1,564

Proceeds from sale	(8,634)
Profit on disposal of Syama	(7,070)

Proceeds from sale	8,634
Cash disposed	(63)
Net cash on sale	8,571

23.	SUBSEQUENT EVENTS

No material subsequent events occurred.

24.	RECONCILIATION TO U.S. GAAP

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

Reconciliation of Net Income

	2004 $'000	2003 $'000		2002 $'000
Net income as reported under IFRS	18,793 **	47,526		65,728
Share-based compensation	2,011	(4,780)		(5,991)
Provision for environmental rehabilitation	—	—		(76)
Exploration costs	(3,916)	—		—
Net income under U.S. GAAP before cumulative effect of change in accounting principle	16,888	42,746		59,661
Cumulative effect of change in accounting principle (adoption of FAS143)	—	214		—
Net income under U.S. GAAP	16,888	42,960		59,661
Movement in cash flow hedges during the period	(8,265)	890		(6,548)
Comprehensive income under U.S. GAAP	8,623	43,850		53,113

Basic earnings per share under U.S. GAAP ($)	0.29	0.75	*	1.19	*
*Weighted average number of shares used in the computation of basic earnings per share	58,870,632	57,441,360	*	50,295,640	*

Fully diluted earnings per share under U.S. GAAP ($)	0.29	0.74	*	1.17	*
*Weighted average number of shares used in the computation of fully diluted earnings per share	59,996,257	57,603,364	*	50,817,466	*
* Reflects adjustments arising from the subdivision of shares
** Reflects adoption of IFRS2: Share-based payments

Reconciliation of shareholders' equity

	2004 $'000	2003 $'000
Shareholders' equity as reported under IFRS	191,169	177,187
Exploration costs	(3,916)	—
Shareholders' equity under U.S. GAAP	187,253	177,187

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

EXPLORATION COSTS

During the year ended December 31, 2004, the Company changed its accounting policy for exploration and evaluation expenditure under IFRS to clarify the treatment of costs relating to the definition of mineralization in existing mineral properties or the expansion of the productive capacity of mineral properties which are already being mined or developed when there is a high degree of confidence that a future economic benefit will be generated. The effect of the change was the capitalization of $3.9 million of drilling costs relating to the underground

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

development study at Loulo during the year ended December 31, 2004. US GAAP is more restrictive regarding the capitalization of such costs, particularly since the project involved a different mining method (underground mine as opposed to an open pit), and requires proven and probable reserves to be established, before expenditure to further develop the orebody, or to establish or expand productive capacity, can be capitalized. Therefore, since a bankable feasibility study has not yet been established, the drilling costs have been expensed as incurred under US GAAP. The change in accounting policy under IFRS did not have any impact on prior years.

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