Form 20-F/A
period 2004-12-31
RANDGOLD RESOURCES LTD
filed 2005-10-19
CIK 1175580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 3

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

Yes              No

This Amendment on Form 20-F/A is being filed in order to amend Randgold Resources Limited's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as originally filed with the Securities and Exchange Commission on June 29, 2005 and as amended on September 23, 2005 and October 12, 2005. This Amendment is being filed for the purpose of providing additional details to our disclosures in the financial statements attached to the original report, pursuant to comments received from the Staff of the U.S. Securities and Exchange Commission in connection with its review of our Registration Statement on Form F-3, originally filed on August 19, 2005 and amended on September 23, 2005 and October 12, 2005.

For the convenience of the reader, this Amendment includes the complete text of all Items of the Form 20-F, as amended. However, other than the amendments described above, no changes have been made to these or any other Items to the Form 20-F/A filed on October 12, 2005. This Amendment continues to speak as of the date of the original filing of the Form 20-F and, except as described above, does not purport to amend or update the information contained in the Form 20-F filed on June 29, 2005, or reflect any events that have occurred after the Form 20-F was filed.

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
Date: October 19, 2005

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

As sales from gold contracts are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the Group's best estimate of the contained metal. Subsequent adjustments are recorded in turnover to take into account final assay and weight certificates from the refinery, if different from the initial certificates. The differences between the estimated and actual contained gold have not been significant historically.

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