Form 20-F/A
period 2004-12-31
RANDGOLD RESOURCES LTD
filed 2005-10-26
CIK 1175580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 4

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

Yes              No

This Amendment on Form 20-F/A is being filed in order to amend Randgold Resources Limited's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as originally filed with the Securities and Exchange Commission on June 29, 2005 and as amended on September 23, 2005, October 12, 2005 and October 19, 2005. This Amendment is being filed for the purpose of providing additional details to our disclosures in the financial statements attached to the original report, pursuant to comments received from the Staff of the U.S. Securities and Exchange Commission in connection with its review of our Registration Statement on Form F-3, originally filed on August 19, 2005 and amended on September 23, 2005, October 12, 2005 and October 19, 2005.

For the convenience of the reader, this Amendment includes the complete text of all Items of the Form 20-F, as amended. However, other than the amendments described above, no changes have been made to these or any other Items to the Form 20-F/A filed on October 19, 2005. This Amendment continues to speak as of the date of the original filing of the Form 20-F and, except as described above, does not purport to amend or update the information contained in the Form 20-F filed on June 29, 2005, or reflect any events that have occurred after the Form 20-F was filed.

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
Date: October 26, 2005

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

The Group adopted International Financial Reporting Standard 2 "Share-based Payments" on January 1, 2005 and, as discussed in note 5, applied the change retroactively to all share options granted after November 7, 2002 and that had not yet vested at the effective date of January 1, 2005.

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

b)	Development costs and mine plant facilities

Development costs and mine plant facilities are initially recorded at cost, whereafter they are measured at cost less accumulated amortization and impairment. Development costs and mine plant facilities relating to existing and new mines are capitalized. Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity, and are capitalized until commercial levels of production are achieved, after which the costs are amortized.

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

EXPLORATION AND EVALUATION COSTS: Exploration and evaluation expenditure is capitalized when it is probable that the expenditure will generate future economic benefits. All other exploration and evaluation expenditure is expensed as incurred.

In applying this policy, the level of information required for the directors to conclude that a future economic benefit is probable will vary according to the circumstances. In general:

(a)	Exploration and evaluation expenditure on greenfields sites, being those where the Group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until a final feasibility study has been completed, after which the expenditure is capitalized within development costs if the final feasibility study demonstrates that future economic benefits are probable.

(b)	Exploration and evaluation expenditure on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a pre-feasibility study, after which the expenditure is capitalized as a mine development cost.

(c)	Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation to a minimum level of a pre-feasibility study.

Costs relating to property acquisitions are also capitalized. These costs are capitalized within development costs.

Prior to 2004, all exploration and evaluation expenditure was expensed as incurred. This policy reflected the fact that all significant exploration and evaluation expenditure in prior years related to greenfields sites. However, during the year ended December 31, 2004 the Company incurred significant exploration and evaluation expenditure around an existing mineral deposit for the first time. Accordingly, the policy wording has been expanded to allow for this new event by explaining the circumstances in which exploration and evaluation expenditure should be capitalized, being those where it is probable that a future economic benefit will be generated.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

Under the policy described above, expenditure of US$3.9 million incurred during the year ended December 31, 2004 relating to the underground development study at Loulo has been capitalized. This expanded policy does not affect the treatment of exploration and evaluation expenditure incurred in prior years.

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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

EXPLORATION COSTS

During the year ended December 31, 2004, the Company has capitalized certain exploration and evaluation expenditure under its IFRS accounting policy because it is considered probable that a future economic benefit will be generated. Under this accounting policy, expenditure of US$3.9 million incurred during the year ended December 31, 2004 relating to the underground development study at Loulo has been capitalized. US GAAP is more restrictive regarding the

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

capitalization of such costs, since the project involves a different mining method (underground mine as opposed to an open pit) which means that proven and probable reserves need to be established before expenditure can be capitalized. Therefore, since a final feasibility study had not yet been established, this expenditure was expensed as incurred under US GAAP.

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

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