Form 20-F/A
period 2004-12-31
RANDGOLD RESOURCES LTD
filed 2005-10-27
CIK 1175580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 5

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

Yes              No

This Amendment on Form 20-F/A is being filed in order to amend Randgold Resources Limited's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as originally filed with the Securities and Exchange Commission on June 29, 2005 and as amended on September 23, 2005, October 12, 2005, October 19, 2005 and October 26, 2005. This Amendment is being filed for the purpose of providing additional details to our disclosures in the financial statements attached to the original report, pursuant to comments received from the Staff of the U.S. Securities and Exchange Commission in connection with its review of our Registration Statement on Form F-3, originally filed on August 19, 2005 and amended on September 23, 2005, October 12, 2005, October 19, 2005 and October 26, 2005.

For the convenience of the reader, this Amendment includes the complete text of all Items of the Form 20-F, as amended. However, other than the amendments described above, no changes have been made to these or any other Items to the Form 20-F/A filed on October 26, 2005. This Amendment continues to speak as of the date of the original filing of the Form 20-F and, except as described above, does not purport to amend or update the information contained in the Form 20-F filed on June 29, 2005, or reflect any events that have occurred after the Form 20-F was filed.

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
Date: October 27, 2005

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

EXPLORATION AND EVALUATION COSTS : The Group expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realized, ie. "probable." In evaluating if expenditures meet this criterion to be capitalized, the directors utilize several different sources of information depending on the level of exploration. While the criteria for concluding that an expenditure should be capitalized is always probable, the information that the directors use to make that determination depends on the level of exploration.

(a)	Exploration and evaluation expenditure on greenfields sites, being those where the Group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until a final feasibility study has been completed, after which the expenditure is capitalized within development costs if the final feasibility study demonstrates that future economic benefits are probable.

(b)	Exploration and evaluation expenditure on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a pre-feasibility study, after which the expenditure is capitalized as a mine development cost. A "pre-feasibility study" consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The pre-feasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the Group will obtain future economic benefit from the expenditures.

(c)	Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a pre-feasibility study. This economic evaluation is distinguished from a pre-feasibility study in that some of the

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

information that would normally be determined in a pre-feasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that it more likely than not the Group will obtain future economic benefit from the expenditures.

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