Form 20-F
period 2005-12-31
RANDGOLD RESOURCES LTD
filed 2006-06-29
CIK 1175580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report....

For the transition period from                    to

Commission file number: 000-49888

RANDGOLD RESOURCES LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

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

Ordinary Shares, U.S. Dollar five cent par value per share

(Title of Class)

American Depositary Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2005, the Registrant had outstanding 68,130,189 ordinary shares, par value $0.05 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

   Yes       No

If the report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                                                Yes       No

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.          Yes       No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer                   Accelerated filer                   Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.       Item 17       Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes No

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

Birrimian:	Geological time era, about 2.1 billion years ago.

Carbonate:	A mineral salt typically found in quartz veins and as a product of hydrothermal alteration of sedimentary rock.

Clastic:	Rocks built up of fragments of pre-existing rocks which have been produced by the processes of weathering and erosion.

Cut-off grade:	The grade at which the total profit from mining the orebodies, under a specified set of mining parameters, is maximized.

Development:	Activities required to prepare for mining activities and maintain a planned production level and those costs to enable the conversion of mineralized material to reserves.

Dilution:	Mixing of ore grade material with non-ore grade/waste material in the mining process.

Disseminated:	A term used to describe fine particles of ore or other minerals dispersed through the enclosing rock.

Dyke:	A sheet-like body of igneous rock which is discordant to bedding or foliation.

EEP:	Exclusive exploration permit.

EP:	Exploration permit.

Exploration:	Activities associated with ascertaining the existence, location, extent or quality of mineralized material, including economic and technical evaluations of mineralized material.

Fault:	A fracture or a zone of fractures within a body of rock.

Feldspar:	An alumino-silicate mineral.

Fold:	A flexure of planar structures within the rocks.

Foliation:	A term used to describe planar arrangements of minerals or mineral bands within rocks.

Footwall:	The underlying side of a fault, orebody or stope.

Fragmentation:	The breakage of rock during blasting in which explosive energy fractures the solid mass into pieces; the distribution of rock particle sizes after blasting.

g/t:	Gram of gold per metric tonne.

Gold reserves:	The gold contained within proven and probable reserves on the basis of recoverable material (reported as mill delivered tonnes and head grade).

Grade:	The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per tonne of ore.

Greenstone:	A field term used to describe any weakly metamorphosed rock.

Greywacke:	A dark gray, coarse grained, indurated sedimentary rock consisting essentially of quartz, feldspar, and fragments of other rock types

Head grade:	The grade of the ore as delivered to the metallurgical plant.

Hydrothermal:	Pertaining to the action of hot aqueous solutions on rocks.

Igneous:	A rock or mineral that solidified from molten or partially molten material.

In situ:	In place or within unbroken rock or still in the ground.

Kriging:	An interpolation method that minimizes the estimation error in the determination of reserves.

Landsat:	Spectral images of the Earth’s surface.

Leaching:	Dissolution of gold from the crushed and milled material, including reclaimed slime, for absorption and concentration on to the activated carbon.

Lower proterozoic:	Era of geological time between 2.5 billion and 1.8 billion years before the present.

Measures:	Conversion factors from metric units to U.S. units are provided below:

Metric Unit		U.S. Equivalent
1 tonne	= 1 t	= 1.10231 tons
1 gram	= 1 g	= 0.03215 ounces
1 gram per tonne	= 1 g/t	= 0.02917 ounces per ton
1 kilogram per tonne	= 1 kg/t	= 29.16642 ounces per ton
1 kilometer	= 1km	= 0.621371 miles
1 meter	= 1m	= 3.28084 feet
1 centimeter	= 1cm	= 0.3937 inches
1 millimeter	= 1mm	= 0.03937 inches
1 square kilometer	= 1 sq km	= 0.3861 miles

Mill delivered tonnes:	A quantity, expressed in tonnes, of ore delivered to the metallurgical plant.

Milling/mill:	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

Mineable:	That portion of a mineralized deposit for which extraction is technically and economically feasible.

Mineralization:	The presence of a target mineral in a mass of host rock.

Mineralized material:	A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration.

A deposit of mineralized material does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Moz:	Million troy ounces.

Mt:	Million metric tonnes.

Open pit:	Mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

Orebody:	A continuous, well-defined mass of material containing sufficient minerals of economic value to make extraction economically feasible.

Orogenic:	Of or related to mountain building, such as when a belt of the Earth’s crust is compressed by lateral forces to form a chain of mountains.

Ounce:	One troy ounce, which equals 31.1035 grams.

Oxide Ore:	Soft, weathered rock that is oxidized.

Payshoot:	A defined zone of economically viable mineralization.

Probable reserves:	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Prospect:	An area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

Prospecting license or permits:	An area for which permission to explore has been granted.

PL:	Prospecting License.

PLR:	Prospecting License (reconnaissance).

Proven reserves:	Reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Pyrite:	A brassy-colored mineral of iron sulphide (compound of iron and sulfur).

Quartz:	A mineral compound of silicon and oxygen.

Quartzite:	Metamorphic rock with interlocking quartz grains displaying a mosaic texture.

Refining:	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

Regolith:	Weathered products of fresh rock, such as soil, alluvium, colluvium, sands, and hardened oxidized materials.

Rehabilitation:	The process of restoring mined land to a condition approximating its original state.

Reserve:	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation (RC) drilling:	A drilling method.

Rotary Air Blast (RAB) drilling:	A drilling method.

Sampling:	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content).

Sedimentary:	Pertaining to or containing sediment. Used in reference to rocks which are derived from weathering and are deposited by natural agents, such as air, water and ice.

Shear zone:	An elongated area of structural deformation.

Silica:	A naturally occurring dioxide of silicon.

Stockpile:	A store of unprocessed ore.

Stripping:	The process of removing overburden to expose ore.

v

Stripping ratio:	Ratio of waste material to ore material in an open pit mine.

Sulphide:	A mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite or iron sulphide. Also a zone in which sulfide minerals occur.

Tailings:	Finely ground rock from which valuable minerals have been extracted by milling.

Tonalite:	A type of igneous rock.

Tonnage:	Quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Tonne:	One tonne is equal to 1,000 kilograms (also known as a ‘‘metric’’ ton).

Total cash costs:	Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping and royalties.

Trend:	The arrangement of a group of ore deposits or a geological feature or zone of similar grade occurring in a linear pattern.

Waste:	Rock mined with an insufficient gold content to justify processing.

Weathered:	Rock broken down by erosion.

Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are ‘‘forward-looking statements’’ as that term is defined under the United States federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under ‘‘Item 3. Key Information — D. Risk Factors’’ in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

We are incorporated under the laws of Jersey, Channel Islands with the majority of our operations located in West Africa. Our books of account are maintained in U.S. dollars and our annual and interim financial statements are prepared on a historical cost basis in accordance with International Financial Reporting Standards, or IFRS. IFRS differs in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. This Annual Report includes a discussion of the relevant differences between IFRS and U.S. GAAP, and Note 27 to our audited consolidated financial statements included in this Annual Report sets forth a reconciliation from IFRS to U.S. GAAP of net income and shareholders’ equity. We have also included in this Annual Report the audited financial information for the years ended December 31, 2005 and 2004 and 2003 of Société des Mines de Morila SA, or Morila SA. The financial information included in this Annual Report has been prepared in accordance with IFRS, and except where otherwise indicated, is presented in U.S. dollars. For a definition of cash costs, please see ‘‘Item 3. Key Information — A. Selected Financial Data.’’

Unless the context otherwise requires, ‘‘us’’, ‘‘we’’, ‘‘our’’, or words of similar import, refer to Randgold Resources Limited and its subsidiaries and affiliated companies.

PART 1

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A.	SELECTED FINANCIAL DATA

The following selected historical consolidated financial data have been derived from, and should be read in conjunction with, the more detailed information and financial statements, including our audited consolidated financial statements for the years ended December 31, 2005, 2004, and 2003 and as at December 31, 2005 and 2004, which appear elsewhere in this Annual Report. The historical consolidated financial data as at and for the years ended December 31, 2002 and 2001 have been derived from our audited consolidated financial statements not included in this Annual Report.

The financial data have been prepared in accordance with IFRS, unless otherwise noted. In Note 27 to our audited consolidated financial statements, we present the principal differences between IFRS and U.S. GAAP and a reconciliation of our net income attributable to equity shareholders and shareholders’ equity to U.S. GAAP.

	Year Ended December 31, 2005	Year Ended December 31, 2004		Year Ended December 31, 2003		Year Ended December 31, 2002		Year Ended December 31, 2001
STATEMENT OF OPERATIONS DATA:	(In thousands, except per share and per ounce data)
Amounts in accordance with IFRS
Revenues – Gold sales	$151,502	$73,330		$109,573		$131,440		$84,154
Profit from operations#	45,019	12,313		48,071		68,969		19,003
Net income attributable to equity shareholders	38,538	18,793		47,175		65,728		17,759
Basic earnings per share ($)	0.62	0.32	*	0.83	*	1.31	*	0.29	*
Fully diluted earnings per share ($)	0.60	0.31	*	0.83	*	1.30	*	0.29	*
Weighted average number of shares used in computation of basic earnings per share (3)	61,701,782	58,870,632	*	57,441,360	*	50,295,640	*	61,035,295	*
Weighted average number of shares used in computation of fully diluted earnings per share(3)	63,828,996	59,996,257	*	57,603,364	*	50,817,466	*	61,523,810	*
Amounts in accordance with U.S. GAAP (2)
Revenues	30,688	—		—		—		16,723
Loss from operations before joint venture	(10,525)	(8,274)		(24,621)		(31,081)		(16,703)
Equity income of Morila joint venture	49,293	25,162		67,230		90,522		32,482
Net income	36,419	16,888		42,960		59,661		16,435
Basic earnings per share ($)	0.59	0.29	*	0.75	*	1.19	*	0.27	*
Fully diluted earnings per share ($)	0.57	0.28	*	0.74	*	1.17	*	0.27	*
Weighted average number of shares used in computation of basic earnings per share (3)	61,701,782	58,870,632	*	57,441,360	*	50,295,640	*	61,035,295	*
Weighted average number of shares used in computation of fully diluted earnings per share (3)	63,828,996	59,996,257	*	57,603,364	*	50,817,466	*	61,523,810	*
Amounts in accordance with IFRS
Total cash costs ($ per ounce) (1)	209	183		96		75		175

#	Profit from operations is calculated as profit before income tax under IFRS, excluding interest income, interest expense and profit on sale of Syama.

*	Reflects adjustments resulting from the sub-division of shares

	At December 31, 2005	At December 31, 2004	At December 31, 2003	At December 31, 2002	At December 31, 2001
BALANCE SHEET AMOUNTS IN ACCORDANCE WITH IFRS
Total assets	$471,472	$268,461	$224,534	$173,858	$119,554
Long-term loans	49,538	40,718	6,832	19,307	57,147
Share capital	3,404	2,961	2,926	2,766	2,246
Share premium	208,582	102,342	200,244	190,618	161,830
Accumulated profit/(loss)	138,751	100,213	(18,580)	(66,106)	(131,834)
Other reserves	(41,000)	(14,347)	(7,403)	(8,293)	(1,745)
Shareholders’ equity	309,737	191,169	177,187	118,985	30,497
AMOUNTS IN ACCORDANCE WITH U.S. GAAP (2)
Total assets	442,117	245,026	193,458	136,789	78,107
Long-term debt	45,081	35,042	891	3,999	30,727
Shareholders’ equity	302,642	187,253	177,187	118,771	30,359

1.    Total cash cost and total cash cost per ounce are non-GAAP measures. We have calculated total cash costs and total cash costs per ounce using guidance issued by the Gold Institute. The Gold Institute was a non profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping, and royalties. The transfer to and from deferred stripping is calculated based on the actual historical waste stripping costs, as applied to a life of mine estimated stripping ratio. The costs of waste stripping in excess of the life of mine estimated stripping ratio, are deferred, and charged to production, when the actual stripping ratio is below the life of mine stripping ratio. The net effect is to include a proportional share of total estimated stripping costs for the life of the mine, based on the current period ore mined. Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. We have calculated total cash costs and total cash costs per ounce on a consistent basis for all periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or U.S. GAAP measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS or U.S. GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortization would be included in a measure of total costs of producing gold under IFRS and U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. The total cost of producing gold calculated in accordance with IFRS and U.S. GAAP would provide investors with an indication of earnings before exploration and corporate expenditure, interest expense and taxes, when compared to the average realized price. We have therefore provided an IFRS measure of total cash cost and total cash per ounce as required by securities regulations that govern non-GAAP performance measures. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies. Within this annual report our discussion and analysis is focused on the ‘‘total cash cost’’ measure as defined by the Gold Institute.

The following table lists the costs of producing gold, determined in accordance with IFRS, and reconciles this GAAP measure to total cash costs as defined by the Gold Institute’s guidance, as a non-GAAP measure, for each of the periods set forth below:

Costs	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Mine production costs	66,612	37,468	26,195	22,706	37,349
Depreciation and amortization	11,910	8,738	10,269	8,765	7,097
General and administration expenses	7,438	6,809	6,108	4,128	11,262
Transport and refinery costs	360	233	408	588	547
Royalties	10,273	5,304	7,648	9,185	5,801
Movement in production inventory and ore stockpiles	(27,137)	(8,512)	(6,229)	(145)	(813)
Transfer from/(to) deferred stripping costs	11,197	(3,999)	(3,483)	(5,043)	(1,991)
Total cost of producing gold determined in accordance with IFRS	80,653	46,041	40,916	40,184	59,252
Less: Non-cash costs included in total cost of producing gold:
depreciation and amortization	(11,910)	(8,738)	(10,269)	(8,765)	(7,097)
Total cash costs using the Gold Institute’s guidance	68,743	37,303	30,647	31,419	52,155
Ounces produced (our share)	328,428	204,194	317,596	421,127	298,375
Total production cost per ounce under IFRS	246	225	129	95	199
Total cash cost per ounce using Gold Institute’s guidance	209	183	96	75	175

2.    Under IFRS, we account for our interest in Morila Limited using the proportionate consolidation method, whereby our proportionate share of Morila Limited’s assets, liabilities, income, expenses and cash flows are incorporated in our consolidated financial statements under the appropriate headings. Under U.S. GAAP, we equity account for our interest in Morila Limited. This requires that we recognize our share of Morila Limited’s net income as a separate line item in the income statement. In the balance sheet, we reflect as an investment our share of Morila Limited’s net assets. While this results in significantly different financial statement presentation between IFRS and U.S. GAAP, it has no impact on our net income or our net asset value except for any difference between IFRS and U.S. GAAP which relates to Morila.

3.    Effective June 11, 2004, we undertook a split of our ordinary shares, which increased our issued share capital from 29,273,685 to 58,547,370 ordinary shares. In connection with this share split our ordinary shareholders of record on June 11, 2004 received two (2) $0.05 ordinary shares for every one (1) $0.10 ordinary share they held. See ‘‘Item 4. Information on the Company — A. History and Development of the Company.’’

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

The volatility of gold prices is illustrated in the following table, which shows the quarterly high, low and average of the afternoon London Bullion Market fixing price of gold in U.S. dollars for the past two years and the first quarter of 2006.

		Price per ounce ($)
Year		High	Low	Average
2006	First Quarter	584.00	524.75	554.07
2005
	Fourth Quarter	536.50	456.50	484.20
	Third Quarter	473.25	418.35	439.72
	Second Quarter	440.55	414.45	427.25
	First Quarter	443.00	411.10	427.35
2004
	Fourth Quarter	454.20	411.25	433.77
	Third Quarter	415.65	391.40	401.30
	Second Quarter	427.25	375.15	393.27
	First Quarter	425.50	390.50	408.44

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

If gold prices should fall below and remain below our cost of production for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover any losses we may incur during that period and on our ability to maintain adequate reserves. Our total cash cost of production per ounce of gold sold was $209 in the year ended December 31, 2005, $183 in the year ended December 31, 2004, and $96 in the year ended December 31, 2003. We expect that Morila’s total cash costs will rise as the life of the mine advances, which will adversely affect our profitability in the absence of any mitigating factors. We do not envisage a major increase in Loulo’s cash costs as the life of mine advances, as the higher grades expected from the underground mining should offset increase in costs.

We may incur losses or lose opportunities for gains as a result of our use of our derivative instruments to protect us against low gold prices.

We use derivative instruments to protect the selling price of some of our anticipated gold production at Loulo. The intended effect of our derivative transactions is to lock in a fixed sale price for some of our future gold production, reducing the impact on us of a future fall in gold prices. No such protection is in place for our production at Morila.

Derivative transactions can result in a reduction in possible revenue if the instrument price is less than the market price at the time of settlement. Moreover, our decision to enter into a given instrument is based upon market assumptions. If these assumptions are not met, significant losses or lost opportunities for significant gains may result. In all, the use of these instruments may result in significant losses or prevent us from realizing the positive impact of any subsequent increase in the price of gold on the portion of production covered by the instrument.

Our business may be harmed if the Government of Mali fails to repay fuel duties owing to Morila.

Up to November 2005, Morila was responsible for paying to diesel suppliers the customs duties which are then paid to the Government of Mali. Morila can claim reimbursement of these duties from the Government of Mali on presentation of a certificate from Société Généralé de Surveillance. During the third quarter 2003, the Government of Mali began to reduce payments to all the mines in Mali due to irregularities involving certain small exploration companies. The Government of Mali has since given full exoneration from fuel duties to the mining industry so that fuel duties are no longer payable. However, significant amounts of previously paid duties remain outstanding. The amount owing to Morila was $17.2 million on December 31, 2005 and $18.4 million on March 31, 2006.

If Morila is unable to recover these amounts, its ability to pay dividends to its shareholders would be affected. Our business, cash flows and financial condition will be adversely affected if anticipated dividends were not paid.

Under our joint venture agreement with AngloGold Ashanti Limited, or AngloGold Ashanti, we jointly manage Morila Limited, and any disputes with AngloGold Ashanti over the management of Morila Limited could adversely affect our business.

We jointly control Morila Limited with AngloGold Ashanti under a joint venture agreement. Under the joint venture agreement, AngloGold Ashanti is responsible for the day-to-day operations of Morila, subject to the overall management control of the Morila Limited board. Substantially all major management decisions, including approval of a budget for Morila, must be approved by the Morila Limited board. We and AngloGold Ashanti retain equal control over the board, with neither party holding a deciding vote. If a dispute arises between us and AngloGold Ashanti with respect to the management of Morila Limited and we are unable to amicably resolve the dispute, we may have to participate in arbitration or other proceeding to resolve the dispute, which could materially and adversely affect our business.

Our mining project at Loulo, or Loulo Project, is subject to all of the risks of a start-up mining operation.

As a new mining operation, Loulo may experience unexpected problems and delays. While the processing plant is substantially complete and has successfully processed soft ore since October 2005, we may still experience problems and delays relating to the hard rock crushing circuit, which is still under construction and which could affect our results of operations and profitability.

We may not be able to recover certain funds from MDM Ferroman (Pty) Limited.

In August 2004, we entered into a fixed lump sum turnkey contract for $63 million for the design, supply, construction and commissioning of the Loulo processing plant and infrastructure with MDM Ferroman (Pty) Ltd (‘‘MDM’’). At the end of 2005, after making advances and additional payments to MDM totaling $26 million in excess of the contract, we determined that MDM was unable to perform its obligations under the MDM Contract, at which time we enforced a contractual remedy which allowed us to act as our own general contractor and to complete the remaining work on the Loulo project that was required under the MDM Contract.

As a result of MDM's failure to perform under the MDM Contract, we believe that we are entitled to recover from them all amounts paid in excess of the lump sum contract. Certain of these amounts have been capitalized as part of the cost of the Loulo project. In addition, MDM has signed loan agreements with us and performance bonds in our favor, for amounts totaling approximately $12.2 million which is included in accounts receivable. Approximately $7 million of such accounts receivable are secured by performance bonds, and $5.2 million are secured by various fixed assets, debtors, bank accounts and personal guarantees.

We believe that we have sufficient security to recover the full amount of $12.2 million included in accounts receivable. However, there is a risk that the security may be found to be worth less than the amount of the accounts receivable. Although we believe that our claims against the performance bonds are meritorious, the issuer of the performance bonds is disrupting any liability under the performance bonds. The legal process to progress our claim has commenced, but we are unable to provide assurance that we will recover the full amount of $7 million. In addition, we are unable to provide assurance as to the recoverability of the full amount of the $5.2 million of security provided by MDM.

Our results of operations may be adversely affected if we are unable to recover the amounts advanced by us to MDM. Any part of the $12.2 million included in accounts receivable which cannot in fact be recovered will need to be charged as an expense.

In addition, we cannot provide any assurance that we will ultimately bring an action against MDM to recover any damages claimed against MDM, or that if any such claims are brought they will ultimately result in any recovery against MDM. The financial statements do not reflect any charge that may arise from MDM's inability to settle amounts that are determined to be payable to us by MDM.

We have brought an action seeking MDM's liquidation. MDM is currently opposing its final liquidation based upon counter claims which it allegedly has against us. We believe that these allegations are without merit and merely an attempt to avoid liquidation. To date, MDM has not instituted legal proceedings against us with regard to these counter claims. We do not believe that MDM has a valid basis for asserting claims against us, although we can provide no assurance that MDM will not attempt to bring any such claims in the future. If MDM is successful in bringing a claim against us in respect of the MDM Contract, our results of operations may be adversely affected.

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

We currently conduct mining, development and exploration activities in countries with developing economies, including Côte d’Ivoire, Mali, Senegal, Burkina Faso, Ghana and Tanzania. These countries and other emerging markets in which we may conduct operations have, from time to time, experienced economic or political instability, in the form of:

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

The countries of Mali, Senegal, Burkina Faso and Côte d’Ivoire were French colonies and Tanzania and Ghana were British colonies until their independence in the early 1960’s. Each country has, since its independence, experienced its own form of political upheavals with varying forms of changes of government taking place, including violent coup d’etats. However, Côte d’Ivoire, the leading economic power in the region, and once considered one of the most stable countries in Sub-Saharan Africa, has experienced several years of political chaos, including an attempted coup d’etat. In November 2002, a mutiny by disaffected soldiers developed into a national conflict between rebels who took control of the north of the country and Government supporters in the south. An agreement was reached in March 2005 whereby all sides agreed to disarm and new elections for the country as a whole are planned for late 2006.

The conflict in Côte d’Ivoire resulted in us suspending work in the country pending a peaceful solution. As a result, the progress of the Tongon feasibility study has been delayed. We have commenced a small drilling program in June 2006, but we anticipate that the state of ‘‘Force Majeure’’ could be lifted after the successful conclusion of the election in the latter part of 2006, which will allow us to undertake further exploration drilling ahead of the preparation of the Tongon feasibility study.

Goods are supplied to Mali through Ghana, Burkina Faso and Senegal, which are all functioning satisfactorily. Other supply routes to Mali are, however, functioning. Our operations at Morila have been affected only to the extent of making the supply of diesel more expensive since it now has to be delivered via Togo, which adds additional transportation costs to allow for greater delivery distances.

Also, any present or future policy changes in the countries in which we operate may in some way have a significant effect on our operations and interests. The mining laws of Mali, Côte d’Ivoire, Senegal, Burkina Faso, Ghana and Tanzania stipulate that should an economic orebody be discovered on a property subject to an exploration permit, a permit that allows processing operations to be undertaken must be issued to the holder.

Except for Tanzania, legislation in these countries currently provides for the relevant government to acquire a free ownership interest, normally of at least 10%, in any mining project. For example, the Malian government holds a 20% interest in Morila SA and Somilo SA, and cannot be diluted below 10%, as a result of this type of legislation. The requirements of the various governments as to the foreign ownership and control of mining companies may change in a manner which adversely affects us.

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

We may become subject to liabilities, including liabilities for pollution or other hazards, against which we have not insured adequately or at all or cannot insure. Our insurance policies contain exclusions and limitations on coverage. Our current insurance policies provide worldwide indemnity of

£50 million in relation to legal liability incurred as a result of death, injury, disease of persons and/or loss of or damage to property. Main exclusions under this insurance policy, which relates to our industry, include war, nuclear risks, silicosis, asbestosis or other fibrosis of the lungs or diseases of the respiratory system with regard to employees, and gradual pollution. In addition, our insurance policies may not continue to be available at economically acceptable premiums. As a result, in the future our insurance coverage may not cover the extent of claims against us.

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

In order to enforce any judgment rendered by any Federal or state court in the United States in Jersey, proceedings must be initiated by way of common law action before a court of competent jurisdiction in Jersey. The entry of an enforcement order by a court in Jersey is conditional upon the following:

•	the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by Jersey law with reference to the jurisdiction of the foreign courts;

•	the judgment is final and conclusive — it cannot be altered by the courts which pronounced it;

•	there is payable pursuant to a judgment a sum of money, not being a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty;

•	the judgment has not been prescribed;

•	the courts of the foreign country have jurisdiction in the circumstances of the case;

•	the judgment was not obtained by fraud; and

•	the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the rules of natural justice which require that documents in the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

Furthermore, it is doubtful whether you could bring an original action based on United States Federal securities laws in a Jersey court.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Our management may conclude that our internal controls over its financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still be unable to attest to management’s assessment or may issue a report that concludes that our internal controls over financial reporting are not effective.

Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we are not able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADS’s and ordinary shares. Furthermore, we have incurred, and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

If management determines that capitalized costs associated with any of our gold interests are not likely to be recovered, we would recognize an impairment provision against the amounts capitalized for that interest. All of these factors may result in losses in relation to amounts spent which are not recoverable.

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

Our ability to obtain desirable mineral exploration projects in the future may be adversely affected by competition from other exploration companies.

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

Any failure on our part to be in compliance with these laws, regulations, and requirements with respect to our properties could result in us being subject to substantial penalties, fees and expenses, significant delays in our operations or even the complete shutdown of our operations. We provide for estimated environmental rehabilitation costs when the related environmental disturbance takes place. Estimates of rehabilitation costs are subject to revision as a result of future changes in regulations and cost estimates. The costs associated with compliance with government regulations may ultimately be material and adversely affect our business.

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

All Malian national employees are members of the Union Nationale des Travailleurs du Mali, or UNTM. Due to the number of employees that belong to UNTM, we are at risk of having Morila and Loulo’s mining and exploration operations stopped for indefinite periods due to strikes and other labor disputes. Should any labor disruptions occur, our results of operations and financial condition could be materially and adversely affected.

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

We have an 80% controlling interest in Société des Mines de Loulo S.A., or Somilo, through a series of transactions culminating in April 2001. The new Loulo mine commenced operations in October 2005 and mines the Loulo 0 and Yalea deposits. We discovered the Yalea deposit in 1997.

We conduct our mining operations through:

•	a 50% interest in Morila Limited; and

•	a controlling interest in Somilo, the Yalea and Loulo 0 deposits and further exploration within the greater lease area situated within the Loulo permit.

In July 2002, we completed a public offering of 5,000,000 of our ordinary shares, including American Depositary Shares, or ADSs, resulting in gross proceeds to us of $32.5 million. These proceeds were used to repay a syndicated term loan and revolving credit facility in November 2002 and for feasibility studies and development activities. In connection with this offering, we listed our ADSs on the Nasdaq National Market.

In September 2002, we completed an exchange offer in which we exchanged substantially all of our outstanding Global Depositary Shares for ADSs representing a like number of our ordinary shares.

On March 10, 2003, we changed our ADR ratio from two ordinary shares to one ADR, to one ordinary share to one ADR.

On April 16, 2003 we entered into a heads of agreement with Resolute Mining Limited, or Resolute. Under this agreement we gave Resolute a 12 month option to acquire our entire interest in our wholly-owned subsidiary, Randgold Resources (Somisy) Limited, or RRL Somisy, for $6 million, plus a quarterly royalty payment based on the gold price. RRL Somisy owns 80% of Somisy which owns the Syama mine. In addition, Resolute would accept $7.0 million of Syama’s liabilities. During the option period, Resolute paid us option fees of $75,000 per month.

As of June 13, 2003, Randgold & Exploration had a percentage ownership in us of 43%. Since that time, a number of transactions have taken place which have resulted in all of our shares which were held by Randgold & Exploration being sold. Currently Randgold & Exploration has no interest in us.

In February 2004, we announced that we would develop a new mine at Loulo in western Mali. Construction continued through 2005 and the new mine went into production from open-pit operations in October 2005. In addition, as a result of the positive outcome of the development study on the underground potential to extend the life of the proposed Loulo operation our board agreed to proceed with the development of the underground mine. The first phase of this development is scheduled to commence in the third quarter of 2006.

In April 2004, Resolute exercised their option to acquire the Syama mine. Resolute has subsequently paid us $6 million in cash and has assumed liabilities of $7 million, of which $4 million owing to ourselves has been settled. The agreement entered into in June 2004 between the parties makes provision for the payment of a royalty by Resolute. At a gold price of more than $350 per ounce, we would receive a royalty on Syama’s production of $10 per ounce on the first million of ounces attributable to Resolute and $5 per ounce on the next three million of attributable ounces entered. This royalty payment is capped at $25 million. In April 2006, Resolute announced that they would commence a recommissioning of the Syama mine. We did not receive any royalties during the year ended December 31, 2005.

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

Effective on June 11, 2004, we undertook a split of our ordinary shares, which increased our issued share capital from 29,263,385 to 58,526,770 ordinary shares. In connection with this share split our ordinary shareholders of record on June 11, 2004 received two (2) $0.05 ordinary shares for every one (1) $0.10 ordinary share they held. Following the share split, each shareholder held the same percentage interest in us, however, the trading price of each share was adjusted to reflect the share split. ADR holders were affected the same way as shareholders and the ADR ratio remains 1 ADR to 1 ordinary share.

Recent Developments

On November 1, 2005, we completed a public offering of 8,125,000 of our ordinary shares, including ADSs, resulting in gross proceeds to us of $109.7 million. The new shares were allocated to institutional shareholders in the United Kingdom, the United States, Canada and the rest of the world. The proceeds from the offering will first be used for the development of the underground project at Loulo 0 and Yalea, then for the Tongon feasibility study, together with such other organic and corporate opportunities, including possible acquisitions, as might arise.

In August 2004, we entered into a fixed lump sum turnkey contract for $63 million for the design, supply, construction and commissioning of the Loulo processing plant and infrastructure with MDM Ferroman (Pty) Ltd (‘‘MDM’’). At the end of 2005, after making advances and additional payments to MDM totaling $26 million in excess of the contract, we determined that MDM was unable to perform its obligations under the MDM Contract, at which time we enforced a contractual remedy which allowed us to act as our own general contractor and to complete the remaining work on the Loulo project that was required under the MDM Contract.

As a result of MDM's failure to perform under the MDM Contract, we believe that we are entitled to recover from them all amounts paid in excess of the lump sum contract. Certain of these amounts have been capitalized as part of the cost of the Loulo project. In addition, MDM has signed loan agreements with us and performance bonds in our favor, for amounts totaling approximately $12.2 million which is included in accounts receivable. Approximately $7 million of such accounts receivable are secured by performance bonds, and $5.2 million are secured by various fixed assets, debtors, bank accounts and personal guarantees.

We believe that we have sufficient security to recover the full amount of $12.2 million included in accounts receivable. However, there is a risk that the security may be found to be worth less than the amount of the accounts receivable. Although we believe that our claims against the performance bonds are meritorious, the issuer of the performance bonds is disrupting any liability under the performance bonds. The legal process to progress our claim has commenced, but we are unable to provide assurance that we will recover the full amount of $7 million. In addition, we are unable to provide assurance as to the recoverability of the full amount of the $5.2 million of security provided by MDM.

In addition, we cannot provide any assurance that we will ultimately bring an action against MDM to recover any damages claimed against MDM, or that if any such claims are brought they will ultimately result in any recovery against MDM. The financial statements do not reflect any charge that may arise from MDM's inability to settle amounts that are determined to be payable to us by MDM.

We have brought an action seeking MDM's liquidation. MDM is currently opposing its final liquidation based upon counter claims which it allegedly has against us. We believe that these allegations are without merit and merely an attempt to avoid liquidation. To date, MDM has not instituted legal proceedings against us with regard to these counter claims. We do not believe that MDM has a valid basis for asserting claims against us, although we can provide no assurance that MDM will not attempt to bring any such claims in the future.

Principal Capital Expenditures

Capital expenditures incurred for the year ended December 31, 2005 totaled $73.2 million (excluding the Loulo power plant acquired under a finance lease) compared to $68.5 million for the year ended December 31, 2004 and $6.7 million for the year ended December 31, 2003. As of December 31, 2005, our capital commitments amounted to $27.3 million, principally for the Loulo Project. The capital expenditures will be financed out of internal funds. Total initial capital cost for Loulo underground is expected to amount to $85 million from 2006 through 2009.

B.	BUSINESS OVERVIEW

Overview

We engage in gold mining, exploration and related activities. Our activities are focused on West and East Africa some of the most promising areas for gold discovery in the world. In Mali, we own 50% of Morila Limited, which in turn owns 80% of Morila SA, the owner of the Morila mine. In October 2005 the first gold was poured at our new Loulo mine, in which we have an 80% controlling interest. The Loulo open pit mine was formally opened by the Malian President on November 12, 2005. In addition, we have a feasibility stage project in the neighboring country of Côte d’Ivoire, as well as exploration permits covering additional areas in Mali, Côte d’Ivoire, Burkina Faso, Ghana and Senegal and exploration licenses in Tanzania. As of December 31, 2005, we had declared proven and probable reserves of approximately 5.42 million ounces attributable to our percentage ownership interest in our assets.

Our strategy is to achieve superior returns on equity through the discovery, management and exploitation of resource opportunities, focusing on gold. We seek to discover bulk tonnage gold deposits, either from our own phased exploration programs or the acquisition of early stage to mature exploration programs. We actively manage both our portfolio of exploration and development properties and our risk exposure to any particular geographical area.

The focus of Morila SA’s exploration activities is on extending the existing orebody and discovering new deposits which can be processed using the Morila plant. A 40,000 meter regional drilling program has commenced which will explore the mine lease area with a focus on the south western extension of the high grade axis identified in the pit.

Outside of Morila SA, we hold exploration permits covering 3,000 square kilometers in the Morila region, where we are engaged in early stage exploration work.

In February 2004 we announced that we would develop a new mine at Loulo in western Mali. The new mine commenced production in October 2005. In addition, a development study has been completed on the underground potential to extend the life of the proposed new Loulo operation. The board approved the development of the underground mine in August 2005. It is anticipated that the underground development will commence in the third quarter of 2006.

The focus of exploration at Loulo is to continue to explore and discover additional mineralized material from the 372 square kilometer permit.

We also own an advanced-stage development project at Tongon, located in Côte d’Ivoire. We have not yet committed to constructing a mine at Tongon. However, our work to date, together with the current gold price environment, indicates that a profitable mine could, subject to the political climate in Côte d’Ivoire, potentially be developed.

Ownership of Mines and Subsidiaries

The Morila mine is owned by a Malian company, Morila SA. The mine is controlled by a 50/50 joint venture management committee with day-to-day operations being the responsibility of a Malian subsidiary of AngloGold Ashanti.

Under a joint venture agreement between us, we are each entitled to appoint four directors to the board of directors of Morila Limited, the sole shareholder of Morila SA. AngloGold Ashanti is entitled to appoint one of its four directors as chairman, which position does not possess an additional vote. A quorum of the board for any meeting may only be achieved if at least two directors appointed by each of us are present. We have further agreed that all major decisions involving Morila Limited must be decided upon at the board level on a consensus basis, though under an operating agreement we have agreed to delegate responsibility for and authority regarding the day-to-day operation of Morila to a subsidiary of AngloGold Ashanti. Under the joint venture agreement, if either party wishes to sell its interest in Morila Limited, the other has a right of first refusal regarding that interest.

At March 31, 2006, Morila had been in production for 66 months and in that time had produced approximately 3.8 million ounces at a total cash cost of less than $125 per ounce.

The Loulo mine is owned by a Malian company, Somilo, which in turn is owned 80% by Randgold Resources (Somilo) Limited, our wholly-owned subsidiary, and 20% by the State of Mali. Randgold Resources is the operator of the Loulo mine. In 2005, Loulo’s production was 67,984 ounces at a total cash cost of $165 per ounce.

Geology

We target profitable gold deposits that have the potential to host mineable gold reserves of two million ounces or more.

West Africa is one of the more geologically prospective regions for gold deposits in the World. Lower Proterozoic rocks are known to contain significant gold occurrences and occur in West Africa in abundance. The Birrimian greenstone belts, part of the Lower Proterozoic, which are younger than the Archaean greenstones of Canada, Australia and South Africa, contain similar types of ore deposits along with Birrimian greenstone belts that are located in Ghana, Côte d’Ivoire, Burkina Faso, Guinea, Mali, Senegal and Niger. Although a significant amount of geological information has been collected by government and quasi-government agencies in West Africa, the region has largely been under-explored by mining and exploration companies using modern day technology. Most of our exploration properties are situated within the Birrimian Formation, a series of Lower Proterozoic volcanic and sedimentary rocks. The West African Birrimian sequences host a number of world class gold deposits and producing gold mines.

Our strategy was initiated before the current entry of our competitors into West Africa and we believe that this enabled us to secure promising exploration permits in the countries of Côte d’Ivoire, Mali, Burkina Faso, and Senegal at relatively low entry costs.

Reserves

Only those reserves which qualify as proved and probable reserves for purposes of the SEC’s industry guide number 7 are presented in this Annual Report. The reserves are calculated at an average gold price of $425 per ounce over the life of the mine or project.

Morila reserves have been estimated by our joint venture partner, AngloGold Ashanti. The Loulo mine and Project reserves were estimated by us in conjunction with our independent mining engineers.

Total reserves as of December 31, 2005, amounted to 60.71 million tonnes at an average grade of 4.08 g/t, giving 7.95 million ounces of gold of which 5.42 million ounces are attributable to us. In calculating proven and probable reserves, current industry standard estimation methods are used. The reserves were calculated using classical geostatistical techniques, following geological modeling of the borehole information. The sampling and assaying is done to internationally acceptable standards and routine quality control procedures are in place.

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

The following table summarizes our declared reserves as of December 31, 2005:

	Proved Reserves			Probable Reserves				Total Reserves
Operation/ Project	Tonnes (Mt)	Grade (G/T)	Gold (Moz)	Tonnes (Mt)	Grade (G/T)	Gold (Moz)		Tonnes (Mt)	Grade (G/T)	Gold (Moz)
Morila mine	15.95	3.21	1.65	6.19	3.63	0.72	Our 40% share	8.86	3.33	0.95
Loulo Project *	13.75	3.48	1.54	24.82	5.07	4.05	Our 80% share	30.85	4.50	4.47

*	Includes Loulo underground.

1.	A 10% mining dilution at zero grade and a gold loss of 5% have been incorporated into the estimates of reserves and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical recovery factors would be 91.5% for the Morila mine and 89.6% for the Loulo mine.

Results of Operations

The following chart details the operating and production results from operations for the years ended December 31, 2005, 2004 and 2003:

	Morila Attributable 40%	Morila Total
2005
Mined tonnes (million tonnes)	9.84	24.60
Ore tonnes mined (million tonnes)	2.80	7.00
Gold grade (g/t)	4.30	4.30
Ore tonnes milled (million tonnes)	1.52	3.80
Head grade (g/t)	5.90	5.90
Ounces production (oz)	260,440	651,110
2004
Mined tonnes (million tonnes)	10.64	26.60
Ore tonnes mined (million tonnes)	2.12	5.30
Gold grade (g/t)	4.32	4.32
Ore tonnes milled (million tonnes)	1.40	3.50
Head grade (g/t)	5.20	5.20
Ounces production (oz)	204,194	510,485
2003
Mined tonnes (million tonnes)	9.39	23.47
Ore tonnes mined (million tonnes)	1.62	4.05
Gold grade (g/t)	6.77	6.77
Ore tonnes milled (million tonnes)	1.31	3.27
Head grade (g/t)	8.33	8.33
Ounces production (oz)	317,597	793,992

Mining Operations — Loulo

The Loulo Mine Project is situated in western Mali adjacent to the Falémé River – which forms the frontier with Senegal. It is located 350 kilometers west of Bamako and 220 kilometers south of Kayes. Loulo falls within the Birrimian sequence of the Kenieba inlier. This succession of volcano-sedimentary and clastic rocks contains several major regional shear structures hosting gold deposits such as Sadiola, Segala, Tabakoto, Loulo 0 and Yalea as well as numerous other satellite targets. Loulo is situated 96 kilometers from Sadiola and approximately 25 kilometers from Segala and Tabakoto.

Following the 2003 updated feasibility study on the Loulo open pit project (which comprises the Loulo 0 and Yalea deposits) and the rise in the gold price, our board and that of Somilo approved the development of the Loulo open pit project. Construction commenced in February 2004. The mine produced its first gold in September 2005 and made its first gold sale on November 8, 2005, which marked the commencement of the five year tax holiday and three year duty free period granted to the mine under the Loulo establishment convention.

The President of Mali, Amadou Toumani Touré, officially opened the Loulo open pit mine on November 12, 2005 at an event attended by, among others, Malian government ministers, ministers from other West African countries, several thousand local villagers and their leadership, and our board.

A summary of the salient production and financial statistics follow:

Loulo Results	12 months ended December 31, 2005
Mining
Tonnes Mined (000)	12,096
Ore tonnes mined (000)	1,213
Milling
Tonnes processed (000)	551
Head grade milled (g/t)	4.5
Recovery (%)	94.3
Ounces produced	67,984
Average price received ($/oz)	499
Total cash costs ($/oz)*	165
Gold revenue ($million)	30.7

We own 80% of Loulo with the Government of Mali owning 20%. Attributable production for the year is 54,387 ounces.

*	Refer to Item 3 for a definition of total cash cost and total cash cost per ounce.

Mining

During 2005 a total of 1.2 million ore tonnes at 3.66g/t was mined at Yalea. A selective mining and stockpiling strategy was implemented in August 2005 which allowed for the stockpiling of ore according to hardness and grade. Various stockpiles differentiating grade and material hardness were created to allow preferential treatment of soft high grade ore together with soft high grade feed from the pit. This allowed for the feed grade to be kept at 4.5g/t for the year.

At the end of December 2005, total stockpiled material was 661,833 tonnes at 2.94g/t. Of this, 401,587 tonnes at 2.83g/t was soft material feedable through the mineral sizer. A mobile crusher and screening facility operated during the first quarter of 2006, which allows the medium and high grade transitional ore on the stockpiles (197,941 tonnes at 3.64g/t) to be fed through the soft ore mineral sizer.

Ore processing

The Phase 1 plant operation has been satisfactory, despite the lack of completion of certain areas of the facility. Throughput, recovery and reagent utilization have all met forecast levels. The operational team continues to meet its objectives, while our capital projects team completes all the outstanding issues of Phase 1, being the processing plant, which has been in production since September 2005 and the commissioning of the hard rock crushing circuit. The Phase 2 hard ore crushing plant was not completed by MDM in accordance with the construction contract. In January 2006, we took the project over ourselves. The hard rock crushing circuit is nearing completion and is scheduled to be commissioned by the end of the second quarter 2006.

The operation of the softer ore Phase 1 circuit is being extended through:

•	Utilization of current ore stockpiles.

•	Use of mobile crushing facilities, already established on site, to break down the harder material fraction which increases as the mining horizon deepens in the Yalea pit. This allows transitional ore to be fed through to the soft ore crusher.

•	Further infill drilling to facilitate grade control mapping at the P129 pit allows this softer ore material to be brought into the production mix in the first quarter of 2006.

Manpower build up is nearing its peak following Loulo’s first commercial sale of gold. Although the construction workforce is decreasing on the Phase 1 plant, this resource is being re-deployed on the Phase 2 construction work. Further on-the-job training to local employees in the plant area is being provided to improve their skills levels.

Mineral material and reserves

Grade control versus plant check out reconciliations was at 3% for tonnes and 1% for grade, and was within the 5% target for the year. The geological emphasis in mining operations, together with a very visual orebody, has allowed dilution to be kept to a minimum.

Deep drilling continued through 2005 on both Yalea and Loulo 0, allowing total mineralized material for Loulo to be increased by 24% to just short of 10 million ounces. This increase occurred despite the depletion of 73,500 ounces from ore fed to the plant. More importantly, an additional 3.82 million ounces of this mineralized material was converted into reserves, thus achieving the objective of adding value through the reserve to mineralized material ratio from 23% to 56%. The successful completion of the underground feasibility study, along with further updates, has enabled the conversion of 3.82 million ounces into underground reserves and allowed the go-ahead of this exciting project.

Greenfields exploration continued with good results emerging from the Faraba and P64 targets in the south of the permit.

Ore Reserves	Mt	g/t	Mozs
Loulo 0 pit
Proven	7.29	3.29	0.77
Probable	0.24	3.00	0.02
Sub-total	7.53	3.28	0.79
Yalea pit
Proven	5.80	3.79	0.71
Probable	0.72	5.56	0.13
Sub-total	6.52	3.98	0.84
P125 pit
Proven	—	—	—
Probable	0.51	3.53	0.06
Sub-total	0.51	3.53	0.06
P129 pit
Proven	—	—	—
Probable	0.24	2.67	0.02
Sub-total	0.24	2.67	0.02
Stockpiles
Proven	0.66	2.94	0.06
Probable	—	—	—
Sub-total	0.66	2.94	0.06
Total surface sources
Loulo 0 underground	15.45	3.56	1.77
Proven	—	—	—
Probable	5.14	4.00	0.66
Sub-total	5.14	4.00	0.66
Yalea underground
Proven	—	—	—
Probable	17.98	5.46	3.15
Sub-total	17.98	5.46	3.15
Total underground
Loulo total	23.12	5.13	3.82
Proven	13.75	3.48	1.54
Probable	24.82	5.07	4.05
Total	38.57	4.50	5.59

•	Reserves are reported at a gold price of $425 per ounce.

•	Dilution of 10% and ore losses of 5% are incorporated into the calculation of reserves.

•	Stockpiled ore included.

Plant design, construction and commissioning

Despite major problems with the main contractor, MDM, sufficient progress was made on the first phase of the plant to allow the commissioning of the soft material circuit in August and September 2005, resulting in production of gold from the gravity circuit in September. The commissioning of the carbon circuit followed allowing gold production to stabilize and the first gold sale to be made on November 8, 2005.

Due to a failure on the part of MDM to meet its commitments on the Loulo project and after due notice in terms of the contract, we assumed responsibility for the final completion of any outstanding matters relating to Phase 1 and the finalization and construction of the Phase 2 hard rock crushing circuit. Our project team is now handling the day-to-day management of the construction activities. Although we are still in the process of completing the ‘‘punch list’’ items of Phase 1, the operation has settled down, and is milling in excess of 8,000 tonnes per day of softer material.

Civil works on the Phase 2 development have progressed with the completion of the crushing circuit expected by the end of the second quarter of 2006. The primary crusher, secondary and tertiary crushers were delivered to the site in March 2006. Additional manpower and mobile cranes have been mobilized to ensure that sufficient resources are available to complete the construction of the crushing plant timeously.

Tailings storage facility

Design of a conventional tailings facility has now been finalized and construction of a one-year starter wall has been completed at a site some six kilometers east of the process plant. A contractor with considerable experience in the tailings disposal industry has been engaged to assist us with the management of this facility.

Water supply

Construction of the pumping station at the Falémé River within the basin of the Falémé weir has been completed as has the Garra dam. The weir downstream of the intake station is to retain water in the basin for use in the dry season when the flow stops. The weir, along with the Garra storage dam and the tailings storage facility, are key to Loulo’s water management strategy.

Power supply

Although the mine owns its power generation facility, Somilo has retained the services of Manutention Africaine, the Malian Caterpillar affiliate, to operate and maintain it. The generation facility houses 15 Caterpillar 3512 units with a total rated capacity of 18 megawatts. It has been designed to accommodate a further seven units to allow for expansion to supply the underground operations. Manutention Africaine is fully established on site and the power plant is running smoothly.

Loulo underground project

During 2005, our evaluation team and SRK Consulting completed a development study examining the feasibility of mining the down-dip extensions of the Loulo 0 and Yalea open pit orebodies from underground. The results, including estimated reserves as of June 30, 2005, showed that the project had the potential to add significant mine life. As a stand-alone underground project and based on the results of an initial drilling program, it was estimated that approximately 1.8 million ounces could be recovered within the first ten years of production, with the remaining defined ounces recoverable after that period. The study envisaged that sub-level open stoping with or without post-fill depending on the grade of the area would be the preferred mining method. Metallurgical test work has confirmed that the deeper ore is no different from the shallower ore and that the current plant along with the already approved additional leach tanks will be able to process the underground ore.

The table below summarizes projected capital and operating expenditure estimates for the stand-alone Loulo 0 and Yalea underground project for the periods indicated.

Loulo Underground Project SRK Feasibility Study	Loulo 0	Yalea
Average total cash cost per ounce	$262 per ounce	$203 per ounce
Capital expenditure 2006-2009	$40 million	$45 million
Average ongoing capital expenditure (development, fleet and infrastructure) per year	$2.9 million	$5.2 million

Our board approved the development of the underground project based on the SRK study. Subsequent to this, an experienced underground manager was appointed to advance the development of the underground project. An internal and external review of the SRK underground mining plan was also undertaken with the goal of developing a plan to exploit both the Yalea and Loulo 0 orebodies optimally as part of an integrated open pit and underground operation.

As a result of this review, the following changes were made to the SRK plan and design:

•	Increase of the mineralized material and reserve base against the initial study at Yalea and Loulo 0 as a result of infill and extensional drilling.

•	Five additional levels available for stoping at Yalea.

•	The use of conveyor belts for transporting both waste and ore from the underground section to surface. This configuration offers numerous advantages, the most important being the ability to increase production rates beyond what is possible by underground fleet transport. There will also be ventilation and safety benefits.

•	Decline design incorporating long straight sections at an inclination of 9 degrees.

•	The size of the single decline has been changed to two (4.5 meter wide and 4.5 meter high) declines which provide a better sectional ventilation intake area and accommodates the proposed conveyor system.

•	Indications at this stage are that while the Loulo 0 boxcut and the initial portion of the decline will be developed simultaneously with the Yalea boxcut and decline, the focus will be on the development of the Yalea mine, and the Loulo 0 development, based on ore feed requirements, will be scheduled later.

•	Current mine scheduling indicates LOM production could extend beyond 2020 and should average more than 250,000 ounces per annum.

•	A site visit by the prospective underground mining contractors has taken place and the award of the contract is expected towards the end of June 2006.

The capital program for 2006, estimated at some $20 million, was approved and will allow for site establishment, purchase of mining equipment and establishment of the portal and declines. Portal construction will start in the third quarter of 2006 and the main decline development should access first development ore late 2007.

Human Resources

Manpower

Manpower levels at Loulo increased during 2005 as the project progressed and mining and processing started. Expatriates make up 7% of the total workforce.

Loulo Manpower	December 2005	December 2004
Mine	519	278
Construction	499	382
Mining contractors	184	0
TOTAL	1,202	600

Training

Three Loulo employees successfully completed their MBA degrees during 2005. A strategic planning program and three team effectiveness workshops were held at Loulo during 2005. Engineering maintenance and metallurgical action learning modules were implemented throughout the year.

All mine and contractor employees attended the mine’s induction and safety training course. Cyanide awareness, first aid treatment for cyanide victims and cyanide handling courses were held during November and attended by all processing plant employees.

Industrial relations

Industrial relations remained positive throughout the year. Plans for the election of union officials and the setting up of a union structure early in 2006 were discussed and agreed with SECNAMI, the largest Malian mining union. Loulo will support SECNAMI in organizing the election.

Community development

Relations with the community remained good throughout the year and community liaison committee meetings were held monthly. The focus areas agreed by the community were employment of local villagers, water provision and basic health, primary education and food security.

During the year the following activities were undertaken:

Employment of local villagers

Learning ability and other psychometric testing was carried out to select young people from the villages surrounding the mine for apprenticeship and/or other skilled and semi-skilled learner programs.

In addition, Loulo and its contractors continued to apply a recruitment process that gives preference to local villagers over other job seekers. As of December 2005, 310 local villagers were employed on the Loulo project.

Education

The schools in the local villages were refurbished and buildings repaired during the year in partnership with members of the community. A new primary school was built as part of the capital program in Djidian-Kenieba adjacent to the mine. Teaching staff at the village schools was increased by the mine funding one teacher for each one funded by the community.

School furniture and learning resources and equipment were donated by the mine to village primary schools.

Food security

Five vegetable gardens were established and vegetable seeds were distributed to gardeners in the villages surrounding the mine. The mine’s agricultural educational program encourages and assists with the introduction of improved maize varieties.

Water provision

During the year a person from each village was trained to maintain and repair the eight water pumps installed by the mine in 2004, which together with assistance to obtain spares for the pumps, aims to ensure a continuous and reliable supply of potable water.

Basic health

The mine assisted the Malian government and the World Health Organisation in vaccinating the population in a 25 kilometer radius of Loulo against polio and meningitis.

Malaria control and HIV/AIDS awareness

Educational and awareness campaigns were undertaken throughout the year to inform people in the local villages about malaria and HIV/AIDS.

Mining Operations — Morila

Our major producing asset since October 2000 has been the Morila mine. Morila was discovered and developed by us between 1996 and 2000 and is now owned by a Malian company, Morila SA, which in turn is owned 80% by Morila Limited and 20% by the state of Mali. Morila Limited is jointly owned by us and AngloGold Ashanti. The mine is controlled by a 50:50 joint venture management committee with day to day operations being the responsibility of AngloGold Ashanti Mali SA, or Anser, a Malian subsidiary of AngloGold Ashanti, under an operating agreement. During the year, Anser underwent a major restructuring and senior staff changes were implemented. An independent CEO was appointed who answers directly to the Morila SA board.

From the start of production in October 2000 through December 2005, Morila has produced approximately 3.8 million ounces of gold at a total cash cost of $125 per ounce, and Morila SA has paid total dividends to its shareholders of $428.8 million.

Morila produced 651,110 ounces of gold for the year, outstripping 2004’s production by some 140,000 ounces. Slightly higher grade than budgeted as well as increased recoveries combined with an increased milling rate led to earlier forecasts being exceeded.

2005 started poorly with the plant failing to reach design capacity. Working together with its partner, we addressed the various issues with the goal of achieving consistent and sustainable production. While the plant was still not operating at full expanded capacity by year end, monthly throughput in the second half of the year increased by almost 10% over the first half, indicating that the remedial action was taking effect. Costs were reasonably well contained given prevailing increases in input costs. Cash operating costs, before adjusting for exceptional costs relating to provisions and indirect taxes, were $189 per ounce, up from last year’s costs of $158 per ounce. Total cash costs were $221 per ounce for the year after year end accounting adjustments and indirect tax provisions.

Good mining performance in the last quarter allowed the mine to catch up the production lost in the third quarter as a result of an unprocedural strike by the mining contractor’s employees.

Below is a summary of the salient production and financial statistics as well as a comparison with the previous year’s results:

Morila Results	2005	2004
Total mined tonnes (million tonnes)	24.6	26.6
Ore tonnes mined (million tonnes)	7.0	5.3
Mined grade (g/t)	4.3	4.3
Ore tonnes milled (million tonnes)	3.8	3.5
Head grade (g/t)	5.9	5.2
Recovery (%)	91.7	87.9
Ounces produced (oz)	651,110	510,485
Average gold price received ($/oz)	$449	$382
Total cash cost ($/oz)*	$221	$184
Attributable (40% proportionately consolidated)
Gold revenue ($ million)	$120.8	$73.3
Ounces produced (oz)	260,444	204,194

*	Refer to item 3 for a definition of total cash cost and total cash cost per ounce.

Mining

Mining operations are carried out under contract by Somadex, which is a subsidiary of DTP Terrassement, the mining arm of the French construction company Bouygues. An alliance agreement which incorporates the principle of sharing the potential savings achieved by the contractor using agreed productivity assumptions and allowing for an agreed return has produced successes particularly in the improvement of productivity. During the year, the smaller mining fleet brought to site to assist with mining in 2004 was decommissioned as a result of the increased productivity.

The mine to mill project continued with the powder factor, blast patterns and blast initiation all being improved during the year. This has resulted in better fragmentation.

In the third quarter of 2005, Somadex staff embarked on an unprocedural strike which was subsequently declared illegal. Total tonnes mined for the third quarter of 2005 were negatively affected by the strike. However, by focusing on mining ore and blending from the higher grade stockpile ore, overall gold production was maintained. The strike was over by the fourth quarter of 2005 and the mining team was able to achieve the annual budgeted total tonnes mined.

Ore processing

Mechanical failures and bottlenecks associated with the expanded plant continued to negatively affect plant throughput during the year. We worked with AngloGold Ashanti to understand and address the issues and the strategy of aiming for a gradual but sustainable increase in throughput appears to be working. This was evidenced by the increased throughput during the second half of 2005, which was 10% higher on average than in the first half.

Mineralized material

As a result of extension drilling in the south of the pit and in the pit wall, or ‘‘the Tonalite extension’’, as well as in the north west of the pit, the mine has been successful in replacing all but a small portion of the mineralized material depleted by mining in 2005.

Morila Ore Reserves

Category	Tonnes (Mt) 2005	Tonnes (Mt) 2004	Grade (g/t) 2005	Grade (g/t) 2004	Gold (Mozs) 2005	Gold (Mozs) 2004	Attributable gold(40%) (Mozs)
Morila
Proven	15.95	11.92	3.21	3.39	1.65	1.30
Probable	6.19	13.87	3.63	2.87	0.72	1.28
Sub-total
Proven and probable	22.14	25.79	3.33	3.11	2.37	2.58	0.95

•	Pit optimisation carried out at a price of $425 per ounce.

•	Dilution of 10% and ore loss of 5% are incorporated into the calculation of reserves.

•	Cut-off grade of 1.4 g/t.

•	Stockpiled ore included.

Ore reserves

Based on the current orebody model, the updated ore reserve is estimated for Morila depleted for mining to December 31, 2005.

The gold price at which pit optimization has been run has increased from $375 per ounce to $425 per ounce, but this increase has to some degree been offset by increases of input costs, such as diesel, transport and steel balls.

The success of the infill and extension drilling has led to an additional 508,449 ounces of reserves being identified, substantially replacing the 715,000 ounces delivered to the mill. The increased density of drilling has led to the proportion of reserves in the higher confidence proven category to increase from 50% to 70%. It is currently estimated that mining activities will cease during 2008 with processing of stockpiles continuing until 2013.

Exploration

Morila focused its exploration activities on extending the existing orebody and discovering new deposits which can be processed using the Morila plant.

Significant additional mineralized material ounces were added during 2005 as a result of drilling extensions to the fringes of the orebody. Drilling has concentrated on the Tonalite extension to the south and the Morila shear zone west extension. Drilling to the south indicated that instead of the orebody being cut off by the Tonalite intrusion, the intrusion is of a more limited extent than previously thought and the mineralized horizon extends at depth to the south. As this extension to the south is aligned with the high grade axis, it is now the subject of an intensive exploration program.

Drilling at the Samacline target, 600 meters to the west of the pit, has also continued during 2005. Close spaced intersections have been effected through deflections from two boreholes in order to assess short scale variability. Assessment of a potentially mineable resource is underway.

We continued to believe in the potential of the mine lease to deliver another Morila type orebody and a new exploration program of the 200 square kilometer mine lease area was initiated by the end of 2005. This regional exploration comprises tactical and strategic targets and 40,000 meters of drilling is planned to cover the area. The program is being guided in certain areas by a recently completed structural analysis that has emphasized the unique and discordant architecture of the Morila structural domain. This work has enabled a more rigorous prospectivity analysis to be completed, which ranks the different prospective domains and highlights the areas most likely to host blind mineralization.

The following map indicates the locations of Morila and Loulo within Mali:

Locality of the Loulo and Morila Mines in Mali

Human resources

Manpower

The board of Morila appointed Richard le Sueur as independent chief executive on September 12, 2005. Manning levels related to permanent and temporary Morila and contractor employees on the mine at December 31, 2005, were as follows:

MORILA EMPLOYEES	Dec 2005	Dec 2004
National permanent	456	406
Temporary	0	44
Expatriate	33	50
Total	489	500
MORILA CONTRACTOR EMPLOYEES	Dec 2005	Dec 2004
National permanent	995	850
Expatriate	40	87
Total	1,035	937

Training and development

The mine’s labor localization program has enabled expatriate staff numbers to be reduced by 17 during 2005. The mine currently has a complement of 18 engineering apprentices in training. Six Morila employees who attended the 2004 Management Development Programs graduated in February 2005 while an additional six attending the 2005 courses graduated in February 2006. One employee has enrolled for a Graduate Diploma in Engineering.

Five Malian engineering undergraduates studying on Malian Mining Industry Bursaries, sponsored by Morila, visited the mine for two months for practical vocational training.

Several safety related training courses were held at Morila during 2005, including first aid, cyanide handling and firefighting courses. Morila assisted Loulo by providing metallurgical operator basic training for 30 potential employees. Two capacity training courses for Morila union representatives were held in 2005.

Industrial relations

The industrial relations climate showed signs of improvement during the year and a Morila mine level agreement was signed in October with the Morila union.

The mining contractor, Somadex, experienced a three day strike in July which deteriorated into a protracted six week stay away.

The Morila union rejected a two day national strike call during October.

Community development

The three main micro economic development projects this year concerned the setting up of tree nursery projects, increasing the number of market gardens and enlarging rice growing projects in the villages surrounding the mine.

The main infrastructural development during the year was the construction and electrification of a library for the fundamental school in Sanso village.

The focus areas for the enhancement of basic health were the mosquito control and malaria education program and the HIV/AIDS awareness education campaign.

Development Project — Tongon

The three million ounce Tongon project is located in northern Côte d’Ivoire, 628 kilometers north of Abidjan within the 671 square kilometer Nielle permit.

The project has been stalled at feasibility stage for the past couple of years while that country has been dealing with political instability and conflict. The current peace process has strong African and international support and we believe our patience and commitment will eventually be rewarded. We have recently visited the site and shared our plan to restart the project with the transitional government and regional authority, both of which indicated their support. The intention is to re-establish the camps and initiate a strategic drilling program prior to the elections planned for late 2006. Should the elections have the anticipated stabilizing effect, a feasibility drilling program will then be implemented.

The June 2002 prefeasibility study on Tongon has also been reviewed in June 2005 with new parameters:

•	Potentially mineable material of 13.05 million tonnes at a grade of 3.54 grams per tonne for only the southern zone, assuming dilution of 15% and ore loss of 2%.

•	Strip ratio of 4.38:1 and cost of $1.51 per tonne mined over the life of mine.

•	Recoveries of 97.4% for the oxides and 82.1% for the sulfides.

•	Production rates of 240,000 tonnes per month in oxides and 200,000 tonnes per month in siulfides.

•	Life of mine unit cost of approximately $22 per tonne milled and $260 per ounce cash cost.

•	Total life of mine capital costs of $111 million.

•	Gold price of $400 per ounce.

•	Côte d’Ivoire royalty of 3% on gold sales.

•	Five year tax holiday.

The assessment takes into account the increases in diesel, steel and transportation costs affecting mining projects worldwide. On the basis of this preliminary economic assessment, the project continues to meet our hurdle rates for further investment.

A 27,000 meter drilling program to close the interhole spacing to 50 meter by 50 meter grid has been designed. This will allow the completion of a final feasibility study and production decision within two years of the recommencement of exploration and feasibility activities.

Exploration Projects

In 2005, exploration activities concentrated on the extension of known orebodies and identification of new orebodies both at existing and undeveloped sites. In addition we continued with our expansion of the African footprint strategy within the most prospective gold belts of both West and East Africa and now have operations in six countries with a portfolio of 159 targets on a ground holding of 21,319 square kilometers.

Exploration key highlights:

•	At Loulo, as well as conversion of mineralized material to reserves, exploration is focused on the next discovery.

•	At Morila, a regional exploration program is underway in an attempt to discover a second orebody.

•	In Mali South, a three dimensional exploration model is being developed enabling the identification of targets for drilling during the second quarter of 2006.

•	In Senegal, a portfolio of 31 targets is being evaluated.

•	In Ghana and Burkina Faso, exploration has commenced on a new portfolio of permits.

•	In Tanzania, an agreement has been concluded with the government consolidating our ground holding in the Musoma region. In the Mara district, conceptual targets are being drill tested.

In summary, we have a quality portfolio of exploration projects in West and East Africa. This reflects our business strategy of organic growth through exploration and our primary objective of building sustainable mining projects with significant returns.

Mali

Loulo

In addition to the work converting mineralized material and the deep drilling at both the Yalea and Loulo 0 orebodies, exploration has concentrated on the next discovery by evaluating a quality portfolio of targets within the 372 square kilometer permit area.

The Faraba target is associated with a four kilometer, north-south striking plus 100ppb soil anomaly. Follow-up trench and RAB drilling have so far delineated 2.5 kilometers of bedrock mineralization. This was followed up by a first phase reconnaissance RC drilling program covering an 800 meter strike. Results include: FARC04 – a broad intersection of 78 meters at 1.60g/t with 57 meters at 2.05g/t and higher grade inclusions of 7 meters at 6.43g/t and 5 meters at 4.87g/t; FARC06 – a broad intersection of 52 meters at 2.41g/t with 28 meters at 3.49g/t and higher grade inclusions of 6 meters at 11.3g/t; FARC21 – 27 meters at 4.14g/t; and FARC022 – 92 meters at 1.69g/t with higher grade inclusions of 11 meters at 5.55g/t and 6 meters at 3.22g/t. Geologically the target is similar to Yalea in that a north-south striking shear has developed at the contact between argillaceous quartzite and greywacke.

At P64, a 1.5 kilometer plus 100ppb north-northwest soil anomaly characterizes the target. A program of seven follow-up RC holes for 1,097 meters has so far tested a 300 meter strike. Results include: P64RC05 – a broad intersection of 81 meters at 1.75g/t including 4 meters at 12.60g/t and 5 meters at 6.86g/t; and P64RC06 – a broad intersection of 71 meters at 5.45g/t and 16 meters at 2.07g/t. Mineralization is associated with strongly disseminated pyrite, hosted in altered greywacke (chlorite-silica-carbonate-iron).

Sitakily

Exploration has started at Sitakily, 21 kilometers east of Loulo. Mineralization is associated with porphyry dykes which have intruded folded metasedimentary rock. Reconnaissance diamond drilling has started.

Selou

The Selou area consists of three permits directly south of the Loulo exploitation lease and work to date has identified two main targets: Sinsinko and Boulandissou.

Sinsinko is underlain by a 1.75 kilometer north-south trending plus 30ppb soil anomaly and has been followed up by three lines of RAB drilling. The results returned a 25 meter wide anomalous halo (plus 100ppb) within which 6 meters at 1.02g/t, 5 meters at 1.23g/t and 6 meters at 1.20g/t were returned. The mineralization is associated with tourmaline-sericite-carbonate-haematite-silica alteration of a grewacke host. RC drilling is planned as a follow-up.

At Boulandissou, three RC holes were drilled 100 meters apart, testing the extension of a north trending ironstone unit beneath a laterite plateau which locates within an overall eight kilometer shear corridor, anomalous in gold. All three holes intercepted mineralization, with best results returned of 18 meters at 1.21g/t, 6 meters at 2.17g/t and 3 meters at 3.18g/t. Gold anomalism and mineralization in the RC holes is hosted in altered quartzite and associated with weak disseminated pyrite and arsenopyrite. The alteration patterns are dominated by brecciation in association with silica, tourmaline and weak sericite. Additional drilling is planned to test strike extensions.

Morila exploitation lease

At Morila a two pronged exploration strategy has been developed with the objectives being (i) to pursue the extensions in the main high grade payshoot as defined by the existing orebody and (ii) to provide an assessment of the mineralized material potential within the greater Morila lease area. Various alternative exploration outcomes have been evaluated through a combined scenario planning decision tree approach to ensure that the stated exploration program aims are achieved without compromising value-adding opportunities that may arise at various stages in the program.

The flat lying nature of the Morila orebody, especially as a blind or buried exploration target, limits the use of conventional exploration geochemical or geophysical target generation techniques. In the search for a buried Morila the primary targeting tool will revolve around a regional diamond drilling program.

Morila regional and southern Mali

In the Morila region, outside the Morila mine lease, work to date has not identified an orebody at surface. However, additional conceptual drilling on three targets highlights the presence of gold mineralization, alteration, prospective lithologies and a structural framework similar to Morila.

Generative and conceptual targeting continues with a hyperspectral study being undertaken over Morila and surrounding area with the aim of identifying spectral and structural signatures associated with mineralization. This will be incorporated with the results from remodelling of geophysical data and lead to the development of a three dimensional exploration model and identification of targets for drilling in 2006.

We have adopted a more aggressive policy towards regional exploration, targeting and permit acquisition outside the immediate vicinity of Morila. Modifications to the focus and strategy of the generative team in southern Mali has led to the acquisition of four new exploration authorizations and identification of new areas for further applications. Preliminary reconnaissance exploration has commenced with remote sensing interpretations, field and regolith mapping together with regional soil sampling programs.

We signed a second joint venture with OMRD on the Diamou and Seriba-Sobara permits to the northwest of Morila. Exploration to date has concentrated on the integration of previous results and a generative exercise which has resulted in the identification of 24 targets. Field work, which ranges from mapping and lithosampling to soil geochemistry and pitting, has been implemented over 11 of these targets providing information to assist with the planning of a RAB drilling program.

Senegal

The Senegal portfolio consists of 4 permits covering 1,326 square kilometers, within the Sabodala volcano-sedimentary belt in the east of the country. We have been systematically evaluating a portfolio of 31 targets and during the course of 2005 three of these were subjected to reconnaissance drilling, 5 were advanced, 8 newly identified and 7 rejected.

At Bambaraya, further work has identified a wide zone of iron carbonate alteration associated with mineralization and new trenches 100 meters north and 150 meters southwest of the main zone have intersected significant mineralization (BBTR04: 6 meters at 1.76g/t, 4 meters at 5.48g/t and 12 meters at 4.06 g/t; BBTR06: 12 meters at 2.34g/t).

Infill drilling at Sofia has increased knowledge of the target. There is a variation in the mineralization from broad, low grade envelopes to narrow, high grade intercepts along the 3,400 meter anomalous corridor. At present, the interhole spacing is 400 meters and between the best holes drilled in terms of results (44 meters at 2g/t and 6 at 9.5g/t), there is a combined strike of 1,600 meters untested. At Tombo, a small low grade amount of mineralized material has been identified.

Burkina Faso

In 2004 we recommenced exploration in Burkina Faso with two permits, Danfora and Kiaka. During 2005, a new countrywide generative study was completed. The results of this study revealed a major north-northeast structure on the eastern side of the country called the Markoye Shear, which continues into Ghana and is highly prospective. This major structure has associated northeast splays and 6 gold deposits/advanced projects with an accumulated gold mineralized material of eight million ounces. Eight new permits covering 2,025 square kilometers consolidate our land position over the southern part of this fault system where there is good infrastructure and water supplies. Early stage reconnaissance work has started on these eight permits with remote sensing interpretations, geological and regolith traverses together with regional soil and stream sediment sampling.

At Kiaka, the first permit awarded, a three hole reconnaissance diamond drilling program has been completed along a two kilometer segment of an overall 4.5 kilometer northeast trending mineralized structure within the permit. Results from the southern part indicate a thin mineralized zone albeit with moderate to high grades. To the north, where the zone is open along strike, a broad zone with generally a lower tenor of mineralization has been outlined. Further reconnaissance drilling is planned to explore the three kilometers still untested.

Ghana

In Ghana, work continued on generating new regional targets. As a result, three new permits have been granted totaling 6,956 square kilometers and an agreement has been concluded with a Ghanaian company, on a 92 square kilometer permit located within the Yamfo Sefwi volcano-sedimentary belt, along strike from Newmont’s Ahafo project.

Tanzania

Our big exploration success story in 2005 was Tanzania, where we have achieved the consolidation of our holdings across the Musoma Greenstone Belt and concluded the Tangold agreement, a joint venture with the government of Tanzania to develop new mineral deposits covering a 2,692 square kilometer area of interest on the Kiabakari Maji-Moto region. Included in the agreement are the Buhemba South and Kiabakari prospecting licenses. The latter incorporates the old Kiabakari mine and adds an advanced project to our portfolio.

The Kiabakari deposit was first discovered in 1893 and until the 1950s mining was limited to a few small open pits. During the 1950s underground mining was performed from a shaft developed to the 15th level (1,500 foot) and mined to the 10th level. Mining continued until August 1966 by which time approximately 300,000 ounces had been extracted at 6g/t and this ranked Kiabakari as the third largest gold producer in Tanzania. On closure of the mine the mill and headgear were dismantled leaving only the buildings, later turned into a military base which remains to this day.

A reconnaissance diamond drill program was completed on the Nyabigena South and Mobrama East licenses in the Mara region, to test the extensions of mineralized structures hosting the North Mara mines. No broad zones of deformation, alteration or mineralization were intersected during this drilling resulting in these targets not meeting our criteria.

Two targets remain to be tested on the Nyabigena South permit:

Barata mine, four kilometers along strike from Mughusi along the same major 100 trending regional shear. There is a 75 vertical meter shaft where two levels were developed along a 200 meter strike. 10,000 ounces of gold at 18g/t were produced prior to the mine being abandoned due to flooding.

Nyakuba locates in the south of the permit on the Mara shear which hosts the Nyabirama mine and the new Komarera (plus 100,000 ounces) deposit of Placer, plus two old colonial mines (Mara and Pontana). Two trenches had previously been excavated returning 6 meters at 2.3g/t and 6 meters at 1.2g/t associated with deformed and altered granodiorite. However, no further work was completed by us as the structure is covered by thick Mbuga clays along strike from the trenches. Two lines of RAB are planned to test the strike extent.

In the Musoma region previous workers have focused on former colonial mines and known gold showings which outcrop at surface; these were also our initial focus and in the majority of cases they were confirmed to be narrow and tight systems, aside from the old Kiabakari mine. However, surface regolith cover is complex over large areas of the licenses with transported laterites, stripped profiles, recent lake sediments and volcanic ash which all impact on exploration. A detailed target generation study was executed incorporating interpretations of airborne geophysical surveys and Landsat 7 scenes together with the integration of soil geochemistry, geology and regolith mapping data. This study resulted in the identification of prospective structural corridors below complex transported regolith profiles on the Kiabakari East, Nyasirori, Nyati, Buhemba South, Mrangi and Seka licenses which have been tested with a 289 hole 9,541 meter aircore drilling program. The results of which are driving follow-up work.

Mineral Rights

The following maps show the position of our current permits in West Africa and Tanzania:

Locality of the Randgold Resources projects and
exploration permits in West Africa

Locality of the Randgold Resources exploration licences in Tanzania

The following table outlines the status of our permits as of April 30, 2006:

Country	Type	Area km²	Area sq miles	Equity %
Mali
Loulo	EP	372	144	80.0
Morila	EEP	289	112	80.0
Morila	EP	200	77	40.0
Selou	EEP	25	10	52.0
Koba	EEP	58	22	5.0
Tiorola	EEP	257	99	70.0
Diokelebougou	EEP	393	152	70.0
Dionkola	EEP	122	47	70.0
Dieba	AE	233	90	80.0
Diossyan	AE	378	146	80.0
Sitakily	AE	45	17	JV*
Kemogola	AE	295	114	80.0
Moleguedougou	AE	102	39	80.0
Seriba-Sobara	EEP	500	193	JV*
Bena	EEP	13	5	80.0
Diamou	EEP	500	193	JV*
Côte D’Ivoire
Nielle	EEP	671	259	75.0
Boundiali	EEP	1,314	507	75.0
Dabakala	EEP	191	74	75.0
Mankono	RP	704	272	75.0
Sikolo	RP	500	193	75.0
Apouasso	EEP	1,000	386	100.0
Dignago	EEP	1,000	386	100.0
Senegal
Kanoumering	EEP	405	156	90.0
Kounemba	EEP	408	158	90.0
Makana	EEP	110	42	63.0
Tomboronkoto	EEP	403	156	90.0
Tanzania
Nyabigena South	PL	36	14	100.0
Utimbaro	PL	16	6	100.0
Kajimbura	PL	46	18	100.0
Simba Sirori South	PL	51	20	100.0
Igusule	PL	44	17	100.0
Nyamakubi	PL	43	17	100.0
Kiabakari East	PL	62	24	100.0
Mammoth	PL	40	15	100.0
Blue Ridge	PL	58	22	100.0
Songora	PL	95	37	100.0
Busegwe	PLR	88	34	100.0
Kigumu	PL	131	51	100.0
Nyati	PL	82	32	70.0
Nyanza	PL	41	16	70.0
Mobrama East	PL	34	13	50.0
Mobrama East Ext.	PL	17	7	50.0

Country	Type	Area km²	Area sq miles	Equity %
Kiserya Hills	PL	48	19	50.0
Nyasirori	PL	76	29	50.0
Nyasirori Ext.	PL	78	30	50.0
Mrangi	PL	29	11	50.0
Mrangi Ext.	PL	23	9	50.0
Suguti	PL	31	12	50.0
Suguti Ext.	PL	31	12	50.0
Mrito	PLR	272	105	100.0
Kiabakari East	PL	27	10	100.0
Geita East	PL	8	3	100.0
Kianyari	PL	77	30	50.0
Buhemba South	PL	131	51	100.0
Burkina Faso
Danfora	EEP	45	17	90.0
Kiaka	EEP	245	95	90.0
Basgana	EEP	250	97	90.0
Bourou	EEP	122	47	90.0
Tanema	EEP	247	95	90.0
Kaibo	EEP	250	97	90.0
Kampala	EEP	233	90	90.0
Yibogo	EEP	247	95	90.0
Nakomgo	EEP	235	91	90.0
Tiakane	EEP	196	76	90.0
Ghana
Bui Belt	RL	5,969	2,305	90.0
Bole NE	RL	866	334	90.0
Nangodi West	RL	119	46	90.0
Central Goldfields	RL	92	36	JV*
TOTAL AREA		21,319	8,232

Key to table above:
    EP – exploitation permit
    EEP– exclusive exploration permit
    PL– prospecting license
    AE– reconnaissance license
    RL– Reconnaissance license
    RP– Reconnaissance permit
    *   Joint venture in which the company is currently earning an interest

New Business

We have continued to assess new business and merger and acquisition opportunities worldwide, while retaining a specific focus on organic growth within the African continent.

During the course of 2005:

•	A joint venture agreement was concluded with the government of Tanzania within a defined area of interest. We are responsible for carrying out exploration in this area of interest.

•	After the completion of a joint venture with a Ghanaian junior company, we carried out a substantial generative program to select the most prospective ground available for permitting. We have subsequently been granted three exploration permits (total of 6,954 km²) in addition to the joint venture.

•	In Burkina Faso, we have developed a geological model to guide land acquisitions and have consolidated a substantial land position of some 2,000 km² in a very prospective area.

•	We have also been looking at several African countries, previously low on our ranking scale, where political and fiscal conditions appear to be changing for the better.

In addition to the organic growth route, we have also tested growth options through possible merger and acquisition opportunities. As part of this strategy we carried out numerous due diligence audits during the past year, both within and outside Africa. Examination of these projects confirmed none would fit our stated criterion that any acquisition should create value for our shareholders.

Human resources report

Social Responsibility and Community Development

The sustainable development and social responsibility strategy forms an integral part of our overall business strategy and is implemented throughout all offices, projects and operations.

Efforts have been maintained during the year to enhance community relations and to promote and manage the social impact our activities on the communities surrounding our operations. The operations carried out community development activities in close cooperation with representative local community liaison and development committees. These committees included traditional leaders, non-governmental organizations, aid agencies and local and national government officials.

During 2005, in excess of $1 million was spent on sustainable community development projects at Loulo, Morila and other areas in the countries in which we operate, with a focus on basic community health, primary education, potable water supply and food security.

In terms of building and maintaining effective relationships with the governments of the countries in which we operate, regular meetings were held with officials from Mali, Tanzania, Senegal, Ghana, Burkina Faso and Côte d’Ivoire.

Our financial contribution to the economies of the countries in which we operate, and particularly in Mali, is significant. During 2005, a total of $75 million was paid by way of staff salaries and wages, payroll taxes, duties, royalties and dividends. An amount of approximately $231 million was paid to businesses for goods and services supplied to Morila and Loulo, of which a sizable percentage went to Malian companies. Amounts invested, that are directly attributable to us, i.e., excluding 60% of Morila spend, are as follows:

Capital expenditure in Mali	$79 million
Duties, taxes and royalties	$60 million
Payments to suppliers	$122 million
Exploration in West and East Africa	$22 million
Total	$283 million

Industrial Relations

Good industrial relations across the group continue to reflect the success of our pact with labor. Our employees are unique among mining companies operating in Mali, in that they have never yet responded to calls for national strikes.

Manpower

Human Capital

As we develop and expand, every effort is made to employ excellent people. Through leadership, a sense of ownership and interpersonal influence, these people are motivated to contribute to our success.

‘‘What needs to be done’’ is established by consultative strategic planning, which is refreshed at regular intervals and is rolled down through our operations. This strategy provides the foundation for our long term plan (including manpower plans), the fundamental principles of our business, the frame work for effective decision making and the actions required of our employees, the initiating of change and improvements and, most importantly, a rallying point. It enables our business to organize its resources and optimize the application of our human capital.

2005 has been a year of consolidation in our leadership structure. Only one additional position was created, that of manager: underground project, responsible for managing the underground development project at Loulo.

The operational management at Loulo has, during a very busy and stressful year, successfully selected and trained its respective teams to a point where first gold was poured in the third quarter of 2005. This was achieved while construction of the mine was continuing and in an environment where a not inconsiderable portion of management’s time was taken up in supporting and ultimately replacing the contractor.

Voluntary turnover of our staff continues to be below 1% per annum, despite the large increase in the number employed at Loulo, which at December 2005 was 1,202.

Group training and development

This year the focus has been on induction, safety, cyanide handling, the introduction of short interval scheduling and skills and management training.

All five of our MBA students and our three post-graduate financial students qualified during 2005. 22 employees attended technical training and six attended general management courses.

We continued our support of the Malian Mining Industry University Scholarship scheme and the Randgold Resources’ Scholarship Award scheme for earth sciences students at the University of Senegal.

Regulatory and Environmental Matters

Our business is subject to extensive government and environment-related controls and regulations, including the regulation of the discharge of pollutants into the environment, disturbance of and threats to endangered species and other environmental matters. Generally, compliance with these regulations requires us to obtain permits issued by government agencies. Some permits require periodic renewal or review of their conditions. We cannot predict whether we will be able to renew those permits or whether material changes in permit conditions will be imposed. To the extent that the countries in which we have exploration and mining permits have no established environmental laws, we are currently working to ensure that our operations are in compliance with environmental standards set by the World Bank in relation to air emissions and water discharges. In accordance with our stated policy, we provide for estimated environmental rehabilitation costs based on the net present value of future rehabilitation cost estimates.

Mineral Rights

Although we believe that our exploration permits will be renewed when they expire, based on the current applicable laws in the respective countries in which we have obtained permits, we cannot assure you that those permits will be renewed on the same or similar terms, or at all. In addition, although the mining laws of Mali, Côte d’Ivoire, Senegal, Burkina Faso, Ghana and Tanzania provide a right to mine should an economic orebody be discovered on a property held under an exploration permit, we cannot assure you that the relevant government will issue a permit that would allow us to mine. All mineral rights within the countries in which we are currently prospecting are state-owned. Our interests effectively grant us the right to develop and participate in any mine development on the permit areas.

Environmental Matters

The major liabilities for environmental rehabilitation relate to the Morila and Loulo mines in Mali. Although limited environmental rehabilitation regulations exist in Mali, management has adopted a responsible rehabilitation program following the standards set by the World Bank.

Marketing

We derive the majority of our income from the sale of gold produced by Morila and Loulo in the form of dore, which we sell under agreements with the Rand Refinery (Pty) Ltd. Under these agreements, we receive the ruling gold price on the day after dispatch, less refining and freight costs, for the gold content of the dore gold. We have only one customer with whom we have an agreement to purchase all of our gold production. The ‘‘customer’’ is chosen annually on a tender basis from a selected pool of accredited refineries and international banks to ensure competitive refining and freight costs. Unlike other precious metal producers, gold mines do not compete to sell their product given that the price is not controlled by the producers.

Property

Our operational mining area is comprised of Morila operations of 200 square kilometers and the Loulo mining permit of 372 square kilometers. Our exploration permits are detailed above.

We also lease offices in London, Dakar, Abidjan, Bamako, Ouagadougou, Mwanza, Accra, Johannesburg and Jersey.

The service agreement between us and Randgold & Exploration was terminated by mutual agreement effective from the first of April 2004.

In order to continue to source certain services from South Africa, Seven Bridges Trading 14 (Proprietary) Limited, or Seven Bridges, a wholly owned subsidiary of ours was created.

Randgold Resources Limited have entered into a service agreement with Seven Bridges whereby Seven Bridges will provide certain administrative services to us, such as administrative and secretarial services, accounting, geological consultancy, purchase and logistics administration, legal and other general administrative services. Seven Bridges charges a monthly fee based on the total employment cost plus 50 percent.

Legal Proceedings

In August 2004, we entered into a fixed lump sum turnkey contract for $63 million for the design, supply, construction and commissioning of the Loulo processing plant and infrastructure with MDM Ferroman (Pty) Ltd (‘‘MDM’’). At the end of 2005, after making advances and additional payments to MDM totaling $26 million in excess of the contract, we determined that MDM was unable to perform its obligations under the MDM Contract, at which time we enforced a contractual remedy which allowed us to act as our own general contractor and to complete the remaining work on the Loulo project that was required under the MDM Contract.

As a result of MDM's failure to perform under the MDM Contract, we believe that we are entitled to recover from them all amounts paid in excess of the lump sum contract. Certain of these amounts have been capitalized as part of the cost of the Loulo project. In addition, MDM has signed loan agreements with us and performance bonds in our favor, for amounts totaling approximately

$12.2 million which is included in accounts receivable. Approximately $7 million of such accounts receivable are secured by performance bonds, and $5.2 million are secured by various fixed assets, debtors, bank accounts and personal guarantees.

We believe that we have sufficient security to recover the full amount of $12.2 million included in accounts receivable. However, there is a risk that the security may be found to be worth less than the amount of the accounts receivable. Although we believe that our claims against the performance bonds are meritorious, the issuer of the performance bonds is disrupting any liability under the performance bonds. The legal process to progress our claim has commenced, but we are unable to provide assurance that we will recover the full amount of $7 million. In addition, we are unable to provide assurance as to the recoverability of the full amount of the $5.2 million of security provided by MDM.

In addition, we cannot provide any assurance that we will ultimately bring an action against MDM to recover any damages claimed against MDM, or that if any such claims are brought they will ultimately result in any recovery against MDM. The financial statements do not reflect any charge that may arise from MDM's inability to settle amounts that are determined to be payable to us by MDM.

We have brought an action seeking MDM's liquidation. MDM is currently opposing its final liquidation based upon counter claims which it allegedly has against us. We believe that these allegations are without merit and merely an attempt to avoid liquidation. To date, MDM has not instituted legal proceedings against us with regard to these counter claims. We do not believe that MDM has a valid basis for asserting claims against us, although we can provide no assurance that MDM will not attempt to bring any such claims in the future.

Other than as disclosed above we are not a party to any material legal or arbitration proceedings, nor is any of our property the subject of pending material legal proceedings.

Health and Safety Regulations

Morila has a Hygiene and Security Committee made up of elected labor and specialist management representatives, as outlined in the respective labor code. A similar structure is being implemented for Loulo. This committee designates, from its members, a consultative technical sub-committee charged with the elaboration and application of a concerted policy of improvement of health and security conditions at work. Its composition, attributions and operational modalities are determined by legal provisions and regulations.

The chairman of this committee coordinates monthly committee meetings, sets the agendas with his secretariat, monitors resolutions and signs off on committee determinations.

The committee’s secretariat ensures under the supervision of the chairman that:

•	follow-up activities such as action resulting from the regular surveys and inspections are carried out; and

•	health and safety manuals and updates are distributed, posters are posted on notice boards and safety committee minutes and reports are distributed.

Morila’s medical officer sits on the Hygiene and Security Committee and advises on the following:

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

All employees are covered by the state’s social security scheme and our medical reimbursement scheme, that reimburses a large portion of expenses related to medical treatment and medicines. Dental and optical expenses are also covered to 50%.

With the commencement of operations at Loulo, similar health and safety structure to Morila’s is being set up.

No post-employment medical aid liability exists for the company.

C.	ORGANIZATIONAL STRUCTURE

The following chart identifies our subsidiaries and our percentage ownership in each subsidiary:

D.	PROPERTY, PLANTS AND EQUIPMENT

For a discussion of our principal properties, including mining rights and permits, see ‘‘Item 4. Information about the Company—A. History and Development of the Company’’ and ‘‘Item 4. Information about the Company—B. Business Overview.’’ We have all material legal rights necessary to entitle us to exploit such deposits in respect of the Morila mine in Mali to April 2022, and Loulo in Mali to 2029.

The exploration permits in Côte d’Ivoire, Mali, Senegal, Burkina Faso, Ghana and Tanzania give us the exclusive right for a fixed time period, which is open to renewal, to prospect on the permit area.

Once a discovery is made, we, as the permit holder, then commence negotiations with the respective governments as to the terms of the exploration or mining concession. Depending on the country, some of the terms are more open to negotiation than other, but the critical areas which can be agreed to are the government’s interest in the mine, taxation rates, repatriation of profits and the employment of expatriates and local labor.

Item 4A.    Unresolved Staff Comments

None.

Item 5.    Operating and Financial Review and Prospects

Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are ‘‘forward-looking statements’’ as that term is defined under the United States Federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under ‘‘Item 3. Key Information—D. Risk Factors’’ in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

General

We earn substantially all of our revenues in U.S. dollars and a large proportion of our costs are denominated or based in U.S. dollars, excluding the Morila mining contract which is partially denominated in Euros. We also have South African Rand and Communauté Financière Africaine franc denominated costs, which are primarily wages and material purchases.

Impact of Malian Economic and Political Environment

We are a Jersey incorporated company and are not subject to income taxes in Jersey. Our current significant operations are located in Mali and are therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Mali, as discussed under ‘‘Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.’’

Impact of Favorable Tax Treaties

Morila SA benefited from a five year tax holiday until November 14, 2005. Loulo SA also benefits from a five year tax holiday in Mali. The tax holiday commenced on November 8, 2005. The benefit of the tax holiday to the group was to decrease the tax expense and therefore increase its net income by $11.5 million, $6.6 million and $22.5 million for the years ended December 31, 2005, 2004 and 2003 respectively.

Under Malian tax law, income tax is based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.

The Morila and Loulo operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2005 and 2004 respectively, for deduction against future mining income.

Revenues

Substantially all of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we have no control. See ‘‘Item 3. Key Information — Risk factors — The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold which in the past has fluctuated widely.’’

We follow a hedging strategy the aim of which is to secure a floor price which is sufficient to protect us in periods of significant capital expenditure and debt finance, while at the same time allowing significant exposure to the spot gold price. Accordingly, we have made use of hedging arrangements. Under the terms of the Morila project loan, we were required to hedge fifty percent of approximately thirty six percent of Morila’s first five years of production. The remaining hedges were closed out during 2004.

Our financing arrangements for the development of Loulo include provisions for gold price protection. At March 31, 2006, 365,000 ounces had been sold forward at an average price of $435 per ounce. This represents approximately 37% of planned open pit production at Loulo for the period that the project finance is in place.

Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production, which could have a material impact on our revenues.

Our Realized Gold Price

The following table sets out the average, the high and the low afternoon London Bullion Market fixing price of gold and our average U.S. dollar realized gold price during the years ended December 31, 2005, 2004, and 2003.

	Year Ended December 31,
	2005		2004		2003
Average	444		409		363
High	537		454		416
Low	411		375		320
Average realized gold price	449	(1)	382	(1)	345	(1)

(1)	Our average realized gold price differs from the average gold price as a result of the timing of our gold deliveries different realized prices achieved on the hedge book.

Costs

Our operations currently comprise two open pit operations mined by contractors. Milling operations are undertaken by the group’s own employees. Total cash costs in the year ended December 31, 2005 as defined by guidance issued by the Gold Institute made up approximately 62% of total costs and expenses and comprised mainly mining and milling costs, including, labor and consumable stores costs. Consumable stores costs include diesel and reagent costs. Contractor costs represented 51% of total cash costs, with diesel and reagent costs making up 24% of total cash costs. Direct labor costs accounted for approximately 9% of total cash costs. For a definition of total cash costs, please refer to ‘‘Item 3 — Key Information’’.

The price of diesel acquired for the Morila and Loulo operations increased during the year ended December 31, 2005 which impacted negatively on total cash costs. Should these prices increase further, this could impact significantly on total cash costs mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet. Mining contractor costs, which are Euro denominated, also increased during 2005.

The remainder of our total costs and expenses consists primarily of amortization and depreciation, exploration costs, exchange losses, interest expense and general administration or corporate charges.

The three-year duty exemption period for Morila, ended on November 14, 2003 and duties became payable in accordance with the Malian duty regime on all imported goods. On average, it is anticipated that this has the effect of increasing the costs of imported goods by 7%, which equates to an overall increase of 1% on total costs. Furthermore, costs will increase as the depth of mining increases.

Looking Forward

Life of mine scheduling at Morila anticipates gold production to be in excess of 500,000 ounces for 2006. Plans are in place to complete the hard rock crushing circuit at Loulo in the second quarter of 2006 and the forecast gold production for 2006 of 250,000 ounces is considered achievable. We are targeting a 25% increase over 2005’s attributable gold production at an estimated total cash cost of approximately $270 per ounce, depending on successful crusher commissioning and gold price assumptions which impact on royalties. Work is underway on the Loulo underground project and $20 million capital has been budgeted for development and equipment in 2006.

Critical Accounting Policies

Our significant accounting policies are more fully described in note 2 to our consolidated financial statements. Some of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance.

Joint Venture Accounting

We account for our investment in joint ventures by incorporating our proportionate share of the joint ventures’ assets, liabilities, income, expenses and cash flows in the consolidated financial statements under appropriate headings. Should this method of accounting not be permitted in the future, the results of each joint venture would need to be equity accounted. This would require the recognition in the income statement, on a separate line, of our share of the joint ventures’ profit or loss for the year. Our interest in the joint venture would be carried on the balance sheet at an amount which would reflect our share of the net assets of the joint venture.

This would result in a presentation of our balance sheet and income statement that differs significantly from the current presentation, but would have no impact on our net income or our net asset value.

Amortization of Mining Assets

Amortization charges are calculated using the units of production method and are based on tonnes processed through the plant as a percentage of total expected tonnes to be processed over the lives of our mines. A unit is considered to be produced at the time it is physically removed from the mine. The lives of the mines are based on proven and probable reserves as determined in accordance with SEC’s industry guide number 7. The estimate of the total expected future lives of our mines and therefore the amortization charge to operations, could be materially different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining our mineral reserves. These factors could include: (i) an expansion of proven and probable reserves through exploration activities; (ii) differences between estimated and actual cash costs of mining, due to differences in grade, metal recovery rates and foreign currency exchange rates; and (iii) differences between actual gold prices and gold price assumptions used in the estimation of reserves. Such changes in reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine, which in turn is limited to the life of the proven and probable reserves.

Valuation of Long-Lived Assets

Management annually reviews the carrying value of our long-lived assets to determine whether their carrying values, as recorded in our consolidated financial statements, are recoverable. In determining if the asset can be recovered, we compare the recoverable amount to the carrying amount. If the carrying amount exceeds the recoverable amount, we will record an impairment charge in the income statement to write down the asset to the recoverable amount. To determine the value in use amount, management makes its best estimate of the future cash inflows that will be obtained each year over the life of the mine and discounts the cash flow by a rate that is based on the time value of money adjusted for the risk associated with the applicable project. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups. With the exception of mine-related exploration potential, all assets at a particular operation are considered together for purposes of estimating future cash flows.

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

These estimates may differ materially from actual gold prices, interest rates and foreign currency exchange rates prevailing at the maturity dates of the hedging and financial derivatives and, therefore, may materially influence the values assigned to the hedging and financial derivatives, which may result in a charge to or an increase in our earnings at the maturity date of the hedging and financial derivatives. Certain hedging and financial derivatives are accounted for as cash flow hedges, whereby the effective portion of changes in fair market value of these instruments are deferred in other reserves and will be recognized in the consolidated income statement when the underlying production designated as the hedged item is sold. All derivative contracts qualifying for hedge accounting are designated against the applicable portion of future production from proven and probable reserves, where management believes the forecasted transaction is probable of occurring. To the extent that management determines that such future production is no longer probable of occurring due to changes in the factors impacting the determination of reserves, as discussed above under amortization of mining assets, gains and losses deferred in other reserves would be reclassified to the consolidated income statement immediately.

Environmental Rehabilitation Costs

We provide for environmental rehabilitation costs and related liabilities based on our interpretations of current environmental and regulatory standards with reference to World Bank guidelines. Final environmental rehabilitation obligations are estimated based on these interpretations and in line with responsible programs undertaken by similar operations elsewhere in the world. While management believes that the environmental rehabilitation provisions made are adequate and that the interpretations applied are appropriate, the amounts estimated may differ materially from the costs that will actually be incurred to rehabilitate our mine sites in the future.

Deferred Stripping

In general, mining costs are allocated to production costs, inventories and ore stockpiles, and are charged to Mine production costs when gold is sold. However, at our open pit mines, which have diverse grades and waste-to-ore ratios over the life of the mine, we defer the costs of waste stripping in excess of the expected pit life average stripping ratio. The deferred stripping method is generally accepted in the mining industry where mining operations have diverse grades and waste-to-ore ratios; however industry practice does vary. Stripping costs (including any adjustment through the deferred stripping asset) are treated as a production cost and are included in our valuation of inventory.

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

If the expected pit life average stripping ratio is revised upwards, a relatively lower amount of stripping costs will, in the future, be deferred in each period, or a relatively higher amount of deferred stripping costs will be written back, thus impacting negatively upon earnings. The opposite is true when the expected pit life average stripping ratio is revised downwards, resulting in more costs being deferred and a positive impact on earnings during the period of cost deferral. Any costs deferred will be expensed in future periods over the life of the relevant mine, resulting in lower earnings in future periods. If we were to expense stripping costs as incurred, there might be greater volatility in our results of operations.

During 2004, a committee of the Emerging Issues Task Force, or the ‘‘EITF’’, began discussing the accounting treatment for stripping costs incurred during the production phase of a mine under U.S. GAAP. In March 2005, the EITF reached a consensus (ratified by the Financial Accounting Standards Board) that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. The EITF consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. We adopted the provisions of EITF 04-6 on January 1, 2006 under both IFRS and U.S. GAAP. The impact of the change on January 1, 2006 was to decrease opening retained earnings by $7.9 million, decrease the deferred stripping costs by $3.7 million, decrease the ore stockpiles balance by $8.3 million, decrease the gold in process balance by $0.05 million, decrease the deferred taxation liability by $1.2 million and increase the deferred taxation asset by $2.9 million. The following table sets out the impact on results of operations if we had not deferred stripping costs, but followed the consensus in EITF 04-06 ‘‘Accounting for Stripping Costs Incurred during Production in the Mining Industry’’:

	2005	2004	2003
Net income as reported	40,887	18,793	47,526
Adjustment to income as a result of not deferring stripping costs	6,969	(4,834)	(4,598)
Net income	47,856	13,959	42,928

See ‘‘Item 5 — Operating and Financial Review and Prospects — Recent Accounting Pronouncements’’.

We also adopted this accounting policy change under IFRS effective January 1, 2006.

Recent Accounting Pronouncements

Share-Based Compensation

In December 2004, the FASB issued SFAS No. 123R, ‘‘Share-Based Payment,’’ which revised SFAS No. 123, ‘‘Accounting for Stock-Based Compensation.’’ SFAS No. 123R will supersede APB Opinion 25, ‘‘Accounting for Stock Issued to Employees’’ and related interpretations. SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. We adopted the provisions of SFAS No. 123R on January 1, 2006, using the modified retrospective application. Accordingly, compensation expense will be recognized for all newly granted awards and awards modified, repurchased, or cancelled after January 1, 2006. Compensation expense for the unvested portion of awards that are outstanding as of January 1, 2006, based on the fair value at date of grant as calculated for our pro forma disclosure under SFAS No. 123, will be recognized ratably over the remaining vesting period. Compensation expense in the periods following adoption of SFAS No. 123R may differ from our pro forma disclosure under SFAS No. 123, based on changes in the fair value of our ordinary shares, changes in the number of options granted or the terms of such options, changes in interest rates or other factors.

In March 2005, the SEC staff issued Staff Accounting Bulletin, or ‘‘SAB’’, No. 107, ‘‘Share-Based Payment,’’ which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), the classification of share-based payments expense and disclosures subsequent to adoption of SFAS No. 123R. We are currently evaluating the impact of SAB No. 107 on our consolidated financial statements.

Deferred Stripping Costs

We adopted the provisions of EITF 04-6 on January 1, 2006. In addition, this revised accounting treatment has also been applied under IFRS from January 1, 2006. The impact of the change on January 1, 2006 will be to decrease opening retained earnings by $7.9 million, decrease the deferred stripping costs by $3.7 million, decrease the ore stockpiles balance by $8.3 million, decrease the gold in process balance by $0.05 million, decrease the deferred taxation liability by $1.2 million and increase the deferred taxation asset by $2.9 million.

Asset Retirement Obligations

In March 2005, the FASB issued Interpretation 47, or ‘‘FIN 47’’, ‘‘Accounting for Conditional Asset Retirement Obligations’’ an interpretation of FASB No. 143. FIN 47 clarifies that the term ‘‘conditional asset retirement obligation’’ as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our consolidated financial position, results of operations or cash flows.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, ‘‘Accounting Changes and Error Corrections.’’ SFAS No. 154 established new standards on accounting for changes in accounting principles. SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. We followed the provisions of SFAS No. 154 in recording the accounting change associated with deferred stripping costs discussed above on January 1, 2006 by restating prior periods presented to conform to the provisions of EITF 04-06.

A.	OPERATING RESULTS

Our operating and financial review and prospects should be read in conjunction with our consolidated financial statements, accompanying notes thereto, and other financial information appearing elsewhere in this Annual Report.

Years Ended December 31, 2005 and 2004

Product Sales

From the year ended December 31, 2004 to the year ended December 31, 2005, gold sales revenues increased by $78.2 million, or 106.7%, from $73.3 million to $151.5 million. This was mainly due to 110,637 more attributable ounces available for sale as a result of Loulo commencing commercial operations as well as an increase in head grade from 5.20g/t to 5.90 g/t at Morila, compounded by an increase of 3.8% in recoveries, an increase in throughput of 7.1% and an improved average gold price per ounce of $449 for 2005 compared to $382 for 2004.

Interest Income

Interest income amounts consist primarily of interest received on cash held at banks. Interest income of $2.1 million for the year ended December 31, 2005, doubled from interest income of

$1 million for the year ended December 31, 2004. The increase is due to increased funds invested, as a result of the funds raised from the public offering completed in November 2005, as well as improved cash flows from operations.

Exchange Gains

The decrease in exchange gains from $0.8 million for the year ended December 31, 2004 to $0.4 million for the year ended December 31, 2005 is the result of the continued weakening of the U.S. dollar against other currencies, in which goods and services are denominated.

Other Income

Other income of $1.3 million for the year ended December 31, 2005 compares with $1.5 million (excluding the profit on sale of Syama) for the year ended December 31, 2004 and consists mainly of cost recoveries of $0.6 million, which are fees recovered from exploration joint ventures and various other income received at Morila and on a corporate level. No royalty pertaining to the Syama mine has been received during the year ended December 31, 2005.

Costs and Expenses

Total Cash Costs

*	Refer to ‘‘Item 3. Key information — A. Selected Financial Data’’ for a definition of total cash cost per ounce.

The following table sets out our total ounces produced and total cash cost per ounce for the years ended December 31, 2005 and 2004 (for a definition of cash costs, please see ‘‘Item 3. Key Information — A. Selected Financial Data’’):

	Year Ended December 31,
	2005		2004
	Ounces	$ Per Ounce	Ounces	$ Per Ounce
Morila (40% share)	260,444	221	204,194	183
Loulo (100% share)	67,984	165	—	—
Group total cash cost	328,428	209	204,194	183
Total production cost per ounce under IFRS*	328,428	246	204,196	225

*	Total production cost includes depreciation and amortization cost which is discussed below.

From the year ended December 31, 2004 to the year ended December 31, 2005, our group total cash cost per ounce increased $25 per ounce, or 14%, from $184 per ounce to $209 per ounce, as a result of increases in diesel and mining contractor costs at Morila and one-off charges in respect of provisions against slow moving stock and receivables and the settlement of a dispute of indirect taxes. This was partially offset by the start of production at Loulo at reasonable costs.

The change in the transfer to deferred stripping costs of $4.0 million for the year ended December 31, 2004 to a transfer from deferred stripping costs of $11.2 million for the year ended December 31, 2005, was due to the actual stripping ratio decreasing below the expected pit life ratio at Morila during the year ended December 31, 2005. This was in line with Morila’s life of mine plan.

Royalties increased by $5 million, or 94%, from $5.3 million for the year ended December 31, 2004 to $10.3 million for the year ended December 31, 2005. The increased royalties reflect increased gold sales and a higher gold price.

General and administrative costs comprise various expenses associated with providing on mine administration support services to the Morila and Loulo mine. These charges increased to $7.4 million for the year ended December 31, 2005 from $6.8 million for the year ended December 31, 2004 reflecting the commencement of production at Loulo from November 2005.

Depreciation and Amortization

Depreciation and amortization charges increased from $8.7 million for the year ended December 31, 2004 to $11.9 million for the year ended December 31, 2005. This is mainly the result of Loulo commencing production in November 2005. This lead to depreciation of $4.7 million being charged at Loulo since November 2005.

Interest Expense

Interest expense for the year ended December 31, 2005 was $1.9 million and comprised mainly of the interest on the Somilo project loan, which funds were sourced for the construction of the Loulo mine. The interest expense for the year ended December 31, 2004 was $1.6 million and consisted mainly of interest on our share of the Morila project financing facility. The Morila facility was fully repaid in June 2004.

Gain on Financial Instruments

The gain on financial instruments of $0.05 million for the year ended December 31, 2005 relates to the fair value movement of financial instruments previously deferred in equity. The gain on financial instruments of $2.2 million for the year ended December 31, 2004 (2005: 0) represents the change in the fair value, for those derivative financial instruments that we use to hedge our exposure to gold but which do not meet the criteria for formal hedge accounting under IFRS.

The mark-to-market valuation of the Loulo hedge book is treated as a cash flow hedge and the hedge effective component of changes in fair value are accounted for through equity until the hedged items are sold.

Exploration and Corporate Expenditure

Exploration and corporate expenditure was $24 million for the year ended December 31, 2005, and $16.9 million for the year ended December 31, 2004. The increase of $7.1 million from the previous year is a reflection of increased exploration activity, in particular drilling.

Exchange Losses

The exchange losses for the year ended December 31, 2005 of $2.5 million and $1.4 million for the year ended December 31, 2004 relate primarily to Morila and Loulo and result from the weakening of the U.S. dollar against other currencies in which goods and services are denominated.

Other Expenses

Other expenses of $0.8 million for the year ended December 31, 2005 relates to current asset write-offs. Other expenses of $1.1 million for the year ended December 31, 2004 consist mainly of costs associated with the care and maintenance of Syama for the period ending March 2004 and insurance costs.

Income tax expense

The income tax expense amounted to $4.3 million for the year ending December 31, 2005. The tax expense is the result of the tax holiday at Morila SA coming to an end on November 14, 2005. Morila SA benefited from a five year tax holiday until then. Loulo SA also benefits from a five year tax holiday in Mali. The tax holiday commenced on November 8, 2005. Under Malian tax law, income tax is based on the greater of 35% taxable income or 0.75% of gross revenue.

Minority Interests

The minority interest for the year ended December 31, 2005 represents the 20% minority share of the profits at Loulo since production commenced in November 2005. No minority interest was recognized in 2004, as all costs directly related to the construction of the Loulo mine were capitalized and the Syama mine was sold in April 2004.

Years Ended December 31, 2004 and 2003

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

Profit on Sale of Syama

In April 2003, we entered into an option agreement with Resolute Mining over our interest in the Syama Mine in Mali. In terms of the agreement, Resolute Mining was given a 12 month period in which to conduct a full due diligence over Syama.

On April 5, 2004, Resolute Mining exercised its option to buy our 80% interest in the Syama Mine. Resolute Mining paid us $9.9 million, resulting in a profit on sale of $7.1 million (after transaction fees of $1.2 million). Furthermore, at a gold price of more than $350 per ounce, we are entitled to a royalty of $10 per ounce on the first million ounces of production from Syama and $5 per ounce on the next three million ounces based on the attributable ounces acquired by Resolute Mining. No royalty has been received during the year ended December 31, 2004, since the Syama mine is still on care and maintenance.

Costs and Expenses

Total Cash Costs

*	Refer to ‘‘Item 3. Key information — A. Selected Financial Data’’ for a definition of total cash cost per ounce.

The following table sets out our total ounces produced and total cash cost per ounce for the years ended December 31, 2004 and 2003 (for a definition of cash costs, please see ‘‘Item 3. Key Information – A. Selected Financial Data’’):

	Year Ended December 31,
	2004		2003
	Ounces	$ Per Ounce	Ounces	$ Per Ounce
Morila (40% share)	204,194	183	317,597	96
Total production cost per ounce under IFRS*	204,194	225	317,597	129

*	Total production cost includes depreciation and amortization cost which is discussed below.

From the year ended December 31, 2003 to the year ended December 31, 2004, our total cash cost per ounce increased $84 per ounce, or 84%, from $100 per ounce to $184 per ounce, due to decreased production ounces and the plant expansion project and lower grade.

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

Depreciation and Amortization

Depreciation and amortization charges decreased by $1.6 million, or 16%, from $10.3 million for the year ended December 31, 2003 to $8.7 million for the year ended December 31, 2004. The decrease was mainly due to the reclassification of assets which took place in 2003.

Interest Expense

Interest expense for the year ended December 31, 2004 was $1.6 million and $1.9 million for the year ended December 31, 2003 and comprised mainly interest on our attributable share of the Morila project financing facility. The decrease is due to the loan being fully repaid in June 2004.

(Gain)/loss on Financial Instruments

The gain on financial instruments of $2.2 million for the year ended December 31, 2004 and the loss on financial instruments of $1.7 million for the year ended December 31, 2003, represents the change in the fair value of those derivative financial instruments that did not qualify for hedge accounting.

The Loulo hedge book was previously deemed speculative for accounting purposes and any marked-to-market movements had to be accounted for through the income statement. With the completion of the final mining schedules and feasibility study, as well as credit approval of the project financing, the hedged ounces were rolled out and matched to future production. This means that the marked-to-market valuation is now accounted for in equity. The Morila hedge book was closed out in 2004.

Exploration and Corporate Expenditure

Exploration and corporate expenditures were $16.9 million for the year ended December 31, 2004 and $17 million for the year ended December 31, 2003. The expenditure for both years reflects largely activities which are focused on the defining of additional mineralized materials and converting them to reserve ounces, in particular for the Loulo Project, and additional drilling programs in Senegal, the Morila region and more recently Tanzania, Burkina Faso and Ghana. The decrease in expenditure of $1.5 million from the prior year is the result of savings in exploration related staff expenditure, partially offset by the IFRS 2 share-based payment expense of $1.3 million. There was no share-based payment expense recognized in 2003.

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

Minority Interests

The minority interest for the year ended December 31, 2003 represents the 20% minority share of the losses in the Syama mine and the 20% minority share of losses on the Loulo Project. No minority interest was recognized in 2004, as all costs directly related to the construction of the Loulo mine were capitalized and the Syama mine was sold in April 2004.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash Resources

Operations

Net cash provided by operations was $29.7 million for the year ended December 31, 2005 and $4.3 million for the year ended December 31, 2004. The $25.4 million increase was mainly the result of an improved average gold price received, higher grades and higher production at Morila, as well as production commencing at Loulo from November 2005.

Net cash provided by operations was $4.3 million for the year ended December 31, 2004 and $51.2 million for the year ended December 31, 2003. The $46.9 million decrease was mainly the result of lower grades and lower production at Morila, compared to the previous year.

Investing

Investing activities for the year ended December 31, 2005 utilized $84.5 million compared to $57 million utilized for the year ended December 31, 2004. The increase in cash utilized in investing activities year on year is mainly the result of increased development expenditure incurred on the Loulo construction project, as well as advances made to Loulo contractors in 2005. In addition, we received $8.6 million from the sale of Syama in 2004.

Investing activities for the year ended December 31, 2004 utilized $57 million compared to $6 million utilized for the year ended December 31, 2003. This was due to development expenditure incurred in 2004 on the construction of the Loulo Mine.

Financing

Financing activities for the year ended December 31, 2005 generated net cash of $129 million compared to net cash generated of $25.5 million for the year ended December 31, 2004. The net cash generated in the year ended December 31, 2005 relates to the funds received as part of the public offering completed in November 2005, as well as the final draw down of $25 million on the Loulo project loan. The net cash generated in the year ended December 31, 2004 related mainly to the first draw down of $35 million on the Loulo Project loan in December 2004, partially offset by repayment of the Morila project loan.

Credit and Loan Facilities

On April 7, 2000, we concluded a $90 million loan with a consortium of financial lenders led by NM Rothschild for the development of Morila. We referred to this loan as the Morila Project Loan. The loan carried interest at U.S. three month LIBOR plus 2% per annum. At December 31, 2003, the interest rate on this loan was 3.29%. The loan was scheduled to be repaid over 5 years with the first payment having been made on June 30, 2001, and was collateralized by the assets of Morila. Also, we had pledged our interest in Morila Limited and related assets and the Morila joint venture had pledged its interest in Morila and related assets to secure Morila’s obligations under the Morila Project Loan Agreement. In addition to the periodic payments of principal, Morila was required to make interest payments at periodic intervals. The loan was fully repaid in June 2004.

During the year ended December 31, 2000, Morila entered into a finance lease for five Rolls-Royce generators under the terms of a Deferred Terms Agreement between Morila and Rolls-Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate which at December 31, 2005 was approximately 20% per annum. Our attributable share of this finance lease amounted to $4.8 million at December 31, 2005 and $5.8 million at December 31, 2004. Together with AngloGold Ashanti, we have guaranteed the repayment of the lease.

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

Somilo SA also has a $0.6 million loan from the Government of Mali. This loan is uncollateralized and bears interest at the base rate of the Central Bank of West African States plus 2% per annum. This loan is repayable from cash flows of the Loulo mine after the repayment of all other loans. At December 31, 2005, the interest rate on this loan was 7%.

The $60 million Loulo Project Loan was arranged by NM Rothschild & Sons Limited and SG Corporate & Investment Banking, who have been joined in the facility by Absa Bank and HVB Group, and is repayable between June 2006 and September 2009.

A first installment of $35 million was drawn against the project loan in December 2004 and the remainder of $25 million was drawn during 2005. The loan is collateralized over the assets of the Loulo Project. Additionally, we have pledged our interest in Randgold Resources (Somilo) Limited and related assets, and Randgold Resources (Somilo) Limited has pledged our interest in Somilo and related assets to secure Somilo’s obligations under this loan. The loan is guaranteed by us until economic completion of the project has been achieved, which is expected before December 31, 2007. The loan bears interest at LIBOR plus 1.75% pre-completion of the Loulo capital program, or at any time when we continue to be a guarantor of the facility. Post completion until the fourth anniversary of signing facility documentation, the interest rate is LIBOR plus 2.10% and thereafter 2.25%. The weighted average interest rate for the year amounted to 5.14% (2004: 4.17%).

Under the term of this loan, we are required to enter into certain gold forward sales. 365,000 ounces of gold have been sold forward over the financial years 2005 to 2009, at an average forward price of $432 per ounce. The facilities are margin free.

Various debt covenants apply to the loan with which we comply with, including:

•	Hedging arrangements reasonably acceptable to N M Rothschild & Sons Limited will remain in place. We will continue to provide evidence to the effect that we or Somilo Limited have entered into committed hedging agreements and that the proceeds of sale of gold are sufficient to ensure that, as at all calculation dates scheduled, it is and will continue to be in compliance with required financial ratios;

•	Limitations on material asset disposals and acquisitions;

•	Restrictions with regards to the repayment of inter-company debt or dividend payments by Somilo;

•	Maintain insurance with reputable insurance companies;

•	Establish a Debt Service Reserve Account with the minimum credit balance on all dates equal to the aggregate principal amount of and interest accruing on the loan and the aggregate amount of premium accruing in connection with the Political Risk Insurance during the six month period commencing on such date;

•	Limitations on additional indebtedness by us; and

•	Certain financial ratios need to be adhered to throughout the loan agreement.

These ratios are:

•	The Loan Life Ratio not to be 140% or below

•	The Project Life Ratio not to be 180% or below

•	The Debt Service Coverage Ratio not to be 125% or below

•	Proven and Probable Reserves for the duration of the loan, not to be lower than 30% of the Proven and Probable Reserves at the date the Loan was entered into.

The Final maturity Date of the Loan is September 30, 2009.

The Loan Life ratio measures the ratio, expressed as a percentage, of the present value of future net cash flows over the project life to the aggregate principal amount of all outstanding loans at the measurement date.

The Project Life ratio measures the ratio, expressed as a percentage, of the present value of future net cash flows over the project life to the aggregate principal amount of all outstanding loans at the measurement date.

The Debt Service Coverage Ratio measures the ratio of cashflows prior to debt service, to the debt service amounts.

The Caterpillar finance facility relates to fifteen 3512B HD generator sets and ancillary equipment purchased from JA Delmas and financed by a loan from Caterpillar Finance for Loulo. The lease is payable quarterly over 42 months commencing on August 1, 2005, and bears interest at a fixed rate of 6.03% per annum. Together with Randgold Resources (Somilo) Limited, we jointly guaranteed the repayment of this lease. The average lease payments of $0.5 million are payable in installments over the term of the lease.

Corporate, Exploration, Development and New Business Expenditures

Our expenditures on corporate, exploration, development and new business activities for the past three years are as follows:

	Year Ended December 31,
	2005	2004	2003
Area	(dollars in thousands)
Rest of Africa	277	—	190
Burkina Faso	2,816	1,029	—
Mali	6,094	5,174	7,597
Tanzania	5,751	3,627	1,756
Côte d’Ivoire	1,404	1,029	1,603
Senegal	5,920	4,267	2,749
Merger transaction costs	—	—	3,112
Ghana	1,787	1,724	—
Total exploration and corporate expenditure	24,049	16,850	17,007

The main focus of exploration work is on our advanced projects in Mali West, around Morila, and in Senegal and more recently Tanzania, Burkina Faso and Ghana.

The Tongon project in Côte d’Ivoire is at an early stage of feasibility, where the data currently available is less accurate but of a sufficient level of detail for preliminary economic analysis to be undertaken. As a result of the political situation in Côte d’Ivoire, which started in September 2002, no further exploration activity has been possible on the project. Exploration activity resumed in 2006, and drilling commenced in early June 2006.

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

Interest rates affect the price of gold on several levels. High real interest rates increase the cost of holding gold, and discourage physical buying in developed economies. High U.S. dollar interest rates also make hedging by forward selling attractive because of the higher contango premiums (differential between LIBOR and gold lease rates) obtained in the forward prices. Increased forward selling in turn has an impact on the spot price at the time of sale.

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

The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London Bullion Market fixing price of gold in U.S. dollars for the past ten years. On May 31, 2006, the morning fixing price of gold on the London Bullion Market was $654 per ounce.

	Price Per Ounce ($)
Year	High	Low	Average
1995	396	372	384
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	444

E.	OFF-BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The related obligations as at December 31, 2005 are set out below:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Long-term debt obligations(1)	65,696	22,116	37,693	5,887	—
Capital lease obligations(2)	16,320	5,024	8,212	2,750	334
Financial liabilities − forward gold sales	43,090	8,939	23,150	11,001	—
Loans from minority shareholders in subsidiaries	2,483	—	—	2,483	—
Total contractual cash obligations	127,589	36,079	69,055	22,121	334
Other long-term obligations	—	—	—	—	—
Contracts for capital expenditure	6,000	6,000	—	—	—

(1)    Includes total interest of $5.7 million calculated at the rate existing at year end.

(2)    Includes total interest of $3.8 million calculated at the rates existing at year end.

Item 6.    Directors, Senior Management and Employees

A.	DIRECTORS AND SENIOR MANAGEMENT

Our Articles of Association provide that the board must consist of no less than two and no more than 20 directors at any time. The board currently consists of 9 directors.

Our Articles of Association provide that any new director should be reelected by the shareholders at the annual general meeting following the date of the director’s appointment. Furthermore, each director is subject to reelection on a rotation basis every three years as required by our Articles of Association and the Companies (Jersey) Law, 1991. Dr. A.L. Paverd and Mr. B.H. Asher positions as non-executive directors were the subject of an ordinary resolution at the annual general meeting held on May 2, 2006, as required by our Articles of Association.

According to the Articles of Association, the board meets at intervals determined by the board from time to time.

The address of each of our executive directors and non-executive directors is the address of our principal executive offices, La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands.

Executive Directors

D. Mark Bristow (47) Chief Executive Officer. Dr. Bristow was appointed a director in August 1995 and Chief Executive Officer in October 1995. A geologist with more than 23 years’ experience in the mining industry, he holds a Ph. D. in Geology from Natal University, South Africa. Prior to this he held executive responsibility for the exploration and new business activities of Randgold & Exploration from 1992 to 1995. During the period 1995 to 1997 he also directed the re-engineering of the reserve management functions of the gold mining of the Randgold & Exploration Group and its affiliated gold mining companies. He has held directorships in Harmony Gold Mining Company Limited and DRD Gold Limited.

Roger A. Williams (43) Finance Director. Mr. Williams is a chartered accountant with 18 years experience in finance including nine years in the mining industry. Prior to joining us in January 1997, he was a financial manager for Kimberly-Clark of Southern Africa and an audit manager with Deloitte & Touche in the United Kingdom. In November 2001 he was appointed an alternate director and was appointed as Finance Director in April 2002.

Non-Executive Directors

Philippe Liétard (57) Non-Executive Chairman; Mr. Liétard was appointed a director in February 1998. Mr. Liétard was managing director of the Global Natural Resources Fund from 2000 to 2003. Prior to July 2000, he was director of the Oil, Gas and Mining Department of the International Finance Corporation. His experience in corporate and project finance with UBS, IFC and the World Bank extends over 30 years, most of them in the minerals business and in Africa. Mr. Liétard is now an independent consultant and a promoter of mining and energy investments. He was appointed a director in February 1998 and chairman in November 2004.

Bernard H. Asher (69) Non-Executive Director; Chairman of the audit committee and Member of the remuneration committee. From 1986 to 1998, he was an executive director of HSBC Holdings plc and chairman of HSBC Holdings subsidiary, HSBC Investment Bank plc. He was chairman of Lonrho Africa plc, vice-chairman of the Court of Governors of the London School of Economics and of the Legal & General Group plc and a director of Morgan Sindall plc. He is Chairman of Lion Trust Asset Management and senior independent director of Morgan Sindall plc. He was appointed a director in June 1997 and senior independent director in October 2003.

Norborne P. Cole (64) Non-Executive Director. Mr. Cole was appointed a director in May 2006. Mr. Cole was CEO of Coca-Cola Amatil based in Sydney Australia until 1998. Currently he is vice-chairman of Silver Eagle Distributers of Houston, Texas and a director of Lancer Corporation, Papa John’s International Inc. and the San Antonio Zoo.

Jean-Antoine Cramer (74) Non-Executive Director; Member of the audit committee. Mr. Cramer was appointed a director in June 1997. Mr. Cramer was senior partner in Messieurs Cramer & Cie, a Geneva portfolio management company and was president of the Corporate Association of Geneva Investment Managers and lectures on various topics relating to politics and economics.

Robert I. Israel (56) Non-Executive Director; Chairman of the remuneration committee. Mr. Israel was appointed a director in June 1997. Mr. Israel is a partner at Compass Advisers, LLP. Until April 2000, Mr. Israel served as a managing director of Schroder & Co. Inc. and head of its Energy Department. He has 26 years of experience in corporate finance, especially in the natural resources sector.

Aubrey L. Paverd (67) Non-Executive Director; Member of the audit committee. Dr. Paverd was appointed a non-executive director in August 1995. He is also a director of the Peruvian mining company Cia. Minas Buenaventura. Dr. Paverd is now an independent consultant. He has 43 years of international geological experience.

Karl Voltaire (56) Non-Executive Director. Dr. Voltaire was appointed a director in May 2006. He holds a Ph.D in Finance from the University of Chicago. He is currently the CEO of The Nelson Mandela Institute and was previously a director of the African Development Bank. Dr Voltaire was formerly with the International Finance Corporation where he was the director in charge of Global Financial Markets.

Executive Officers

David Haddon (48) General Counsel and Secretary. Having overseen our administrative obligations from our incorporation in 1995, Mr. Haddon assumed full secretarial responsibility when we became listed on the London Stock Exchange in July 1997. He has over 21 years of legal and administrative experience. He assumed the responsibility as general counsel in January 2004. He is a director of Seven Bridges Trading 14 (Pty) Limited.

Bill Houston (58) General Manager — Human Resources. Mr. Houston joined us in 1992 as group training and development manager and currently heads the human resources function. He has 25 years of human resources experience. He is a director of Morila SA and Seven Bridges Trading 14 (Pty) Limited.

Amadou Konta (48) General Manager — Loulo. Mr. Konta has a degree in civil engineering as well as several management and project management qualifications. He was appointed mine foreman and superintendent at Syama mine and served as mine manager from 1997. In 2001 he was promoted as our construction manager in Mali and was appointed Loulo general manager on October 1, 2004.

Victor Matfield (41) Manager — Corporate Finance. Mr. Matfield is a chartered accountant with 13 years experience in the mining industry. He was appointed corporate finance manager in August 2001, prior to that he served as financial manager of the Syama mine and of the Morila capital project. He is a director of Seven Bridges Trading 14 (Pty) Limited.

Chris Prinsloo (55) Group Commercial and Financial Manager. Mr. Prinsloo became Group Financial Manager in January 2002. He has 33 years of experience in the mining industry. He is a director of Somilo SA and Morila SA.

Richard Quarmby (46) Technical Manager. Mr. Quarmby is a qualified chemical engineer with extensive experience in the mining industry. He joined our metallurgical team in 1997, playing a pivotal role in the development and implementation on site of the Syama and Morila metallurgical plant designs. His responsibilities include metallurgical development through liaising with partner consultants and evaluating all technical and economic implications with the aid of both proprietary and in-house developed software.

Adrian J. Reynolds (51) General Manager — Exploration and Evaluation. Mr. Reynolds has 25 years experience in the exploration and mining industries and was part of the team that developed our original strategy. He leads the exploration team and manages the evaluation of early stage and development projects. He is responsible for the Morila technical oversight and for compilation of our technical audits, due diligences and feasibility studies. He is a director of Morila Limited and Somilo SA.

Mahamadou Samake (58) General Manager — Randgold Resources Mali. Mr. Samake is the general manager of the Bamako office and is a director of our Malian subsidiaries. He was a professor of company law at the University of Mali.

John Steele (45) General Manager — Capital Projects. Mr. Steele has overseen the capital expansion program at the Syama mine, and at the beginning of July 1998, assumed the position of general manager capital projects for the Randgold Resources Group, overseeing the construction of Morila. He is a director of Somilo SA and Morila Limited and is currently leading the Loulo construction project.

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

The date of appointment, date of expiration and length of service for each of our directors is set forth in the table below:

Director	Date of Appointment	Date of Expiration of Term	Number of Years Service
Executive
D. M. Bristow	8/11/95	5/31/08	10
R. A. Williams	5/01/02	5/31/08	4
Non-Executive
B. H. Asher	6/12/97	5/05/09	8
J. A. Cramer	6/12/97	5/05/07	8
R. I. Israel	6/12/97	5/05/07	8
P. Liétard	2/11/98	5/05/07	7
A. L. Paverd	7/29/95	5/05/09	10
Nathan P. Cole, Jr.	5/03/06	4/30/07	<1
Karl Voltaire	5/03/06	4/30/07	<l

None of our directors and executive officers was selected under any arrangements or understandings between that director or executive officer and any other person. All of our non-Executive directors are considered independent directors.

B.	COMPENSATION

Our objective is to provide senior management, including executive directors, with a competitive remuneration package which will attract and retain executives of the highest caliber and will encourage and reward superior performance in the manner consistent with the interests of our shareholders. The remuneration committee’s policies are designed to meet these objectives and to ensure that the individual directors are fairly and responsibly rewarded for their respective contributions to our performance.

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

Fees paid to directors are:

•	A general retainer to all non-executive directors of $45,000;

•	An annual committee assignment fee of $25,000, with an additional premium for membership of the audit committee of $10,000;

•	The chairman of a board committee to receive a committee assignment fee of $40,000;

•	The senior independent director, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional $75,000;

•	The non-executive chairman, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional $90,000;

•	An award to each director of $30,000 to be translated into a number of ‘‘restricted’’ shares. The shares are to vest over a three year period from the date of each award, being January 1. Vesting would accelerate on the following conditions:

•	Termination other than resignation or dismissal;

•	Voluntary retirement after the age of 65 with a minimum of three years service as a director; and

•	Change in control of the company.

A director must hold shares at least equal in value (as at the beginning of the year) to the general annual retainer. A director would be granted three years in which to acquire the required shareholding and this period could be extended by the unanimous approval of the uninterested directors. If the number of shares were to fall below the threshold due to a fall in the share price, no additional purchase of shares would be required. Currently, other than Mr. Cramer and the two new directors, Mr. N. P. Cole and Dr. K. Voltaire who were appointed in May 2006, all the directors hold shares equal to the value of the general annual retainer.

Non-executive directors have been granted options to purchase our ordinary shares. Details of the options held by the non-executive directors are shown below.

On May 11, 2005 the first $30,000 award was allocated to each of the non-executive directors for the purpose of acquiring restricted stock. The price of the restricted stock calculation was the Nasdaq National Market closing price on May 10, 2005, being $12.78. In terms of the policy, 783 shares were issued directly to each non-executive director and 1,565 shares were held as restricted stock. Non-executive directors were issued the second tranche of 782 ordinary shares on February 13, 2006 and, subject to agreed conditions, the final balance will be issued on January 1, 2007.

On February 13, 2006 the second $30,000 award was allocated to each of the non-executive directors for the purpose of acquiring restricted stock. The price of the restricted stock calculation was the Nasdaq National Market closing price on February 10, 2006, or $17.11. In terms of the policy, 584 shares were issued directly to each non-executive director and 1,169 shares were held as restricted stock. Non-executive directors were issued the second tranche of 584 ordinary shares on January 1, 2007 and the balance will be issued on January 1, 2008 subject to agreed conditions.

During the year ended December 31, 2005, the aggregate compensation paid or payable to our directors and executive officers as a group was approximately $5.48 million, of which $3.85 million was payable to directors and recognized as a remuneration expense.

The following table sets forth the aggregate compensation for each of the directors:

	Basic Salary/Fees December 31,		Bonus/Service Contract December 31,		Other Payments December 31,		Total December 31,
	2005 ($)	2004 ($)	2005 ($)	2004 ($)	2005 ($)	2004 ($)	2005 ($)	2004 ($)
Executive
D.M. Bristow (1)	600,000	530,156	975,136	1,118,022	693,700	535,250	2,268,836	2,183,428
R.A. Williams	278,208	239,040	325,045	372,674	—	—	603,253	611,714
R.A.R. Kebble (2)	—	343,750	975,136	1,118,022	—	1,093,750	975,136	2,555,522
Sub-total	878,208	1,112,946	2,275,317	2,608,718	693,700	1,629,000	3,847,225	5,350,664
Non-Executive
P. Liétard	135,000	102,500	—	—	30,000	—	165,000	102,500
B. H. Asher	120,000	115,000	—	—	30,000	—	150,000	115,000
J. A. Cramer	80,000	85,000	—	—	30,000	—	110,000	85,000
R. I. Israel	85,000	68,000	—	—	30,000	—	115,000	68,000
F. Lips(3)	—	15,000	—	—	—	—	—	15,000
A. L. Paverd	80,000	85,000	—	—	30,000	—	110,000	85,000
N. P. Cole, Jr.(4)	—	—	—	—	—	—	—	—
K. Voltaire(4)	—	—	—	—	—	—	—	—
Subtotal	500,000	470,500	—	—	150,000	—	650,000	470,500
TOTAL	1,378,208	1,583,446	2,275,317	2,608,718	843,700	1,629,000	4,497,225	5,821,164

(1)	Other payments comprise the grant of restricted shares to Dr. D. M. Bristow.

(2)	Mr. R.A.R. Kebble resigned from the board effective November 3, 2004. All amounts shown as remuneration for 2005 and the ‘‘other payments’’ for 2004 reflect payments in settlement of Mr. R.A.R. Kebble’s termination agreement.

(3)	Mr. F. Lips retired from the board on February 19, 2004.

(4)	Messrs. Cole and Voltaire were appointed to the board effective May 13, 2006.

The executive directors do not receive any benefits in kind and the only long-term incentive scheme is the Share Option Scheme.

The bonus is calculated on the movement in our share price based on a calendar year to March 31. The 2005 bonuses, as shown above, reflect the amounts paid in April 2005 based on the movement in the share price from April 1, 2004 to March 31, 2005, being $10.70 to $12.36.

Share options exercised by the directors during 2005 and up to April 30, 2006 are detailed below:

Name	Number of Options Exercised	Average Exercised Price ($)
R. A. Williams	94,460	3.14
D. M. Bristow	166,700	3.25
P. Liétard	25,400	1.65
A. L. Paverd	25,400	1.65

The high and low share prices for our ordinary shares for the year on the London Stock Exchange were (pounds sterling) 9.58 and (pounds sterling) 5.30, respectively and our high and low price for our ADRs on the Nasdaq National Market were $16.77 and $10.13 respectively. The ordinary share price on the London Stock Exchange and the price of an ADR on the Nasdaq National Market at December 31, 2005 were (pounds sterling) 9.27 and $16.13 respectively.

Share options outstanding at April 30, 2006 and held by directors and executive officers were as follows:

Name	Options to Purchase Ordinary Shares	Expiration Date	Exercise Price($)
Executive Directors
R. A. Williams	125,000	8/05/14	8.05
Non-Executive Directors
B. H. Asher	25,400	1/28/11	1.65
J. A. Cramer	25,400	1/28/11	1.65
R. I. Israel	25,400	1/28/11	1.65
Officers
D. J. Haddon	40,000	7/11/12	3.25
	75,000	8/05/14	8.05
W. R. A. Houston	75,000	8/05/14	8.05
A. Konta	60,000	8/05/14	8.05
V. Matfield	26,700	7/11/12	3.25
	75,000	8/05/14	8.05
C. J. Prinsloo	75,000	8/05/14	8.05
R. Quarmby	13,400	7/11/12	3.25
	60,000	8/05/14	8.05
A. J. Reynolds	8,700	7/11/12	3.25
	75,000	8/05/14	8.05
M. Samake	75,000	8/05/14	8.05
J. Steele	85,000	8/05/14	8.05

C.	BOARD PRACTICES

Directors’ Terms of Employment

Service contracts have been concluded with the two executive directors. Mr. R. A. Williams’ current agreement runs until December 31, 2008. Given our size and management team, the board considers periods of employment in excess of one year appropriate. The board has agreed to a rolling three year contract for Dr. D. M. Bristow and this has been approved based on the importance attributed to his contribution to our overall strategic direction and performance. In the event of unilateral termination, we would be required to compensate the director concerned for any outstanding amounts due in terms of the contract.

In terms of the new service contract entered into with Dr. D. M. Bristow, the board on the recommendation of the remuneration committee on May 11, 2005 awarded the CEO restricted stock amounting to 150,000 shares. The award was subject to agreed performance criteria set for the 2004 financial year. Since Dr. D. M. Bristow has met these criteria, two thirds of the shares have become due by December 31, 2005 and the remaining third from the end of December 2006.

On August 16, 2004, the board approved a resolution awarding Mr. R. A. Williams 125,000 share options in accordance with the rules of the current share option scheme. The options were awarded at a price of $8.05, being the trading price of the company on August 5, 2004, Mr. R. A. Williams would be entitled to exercise the options in three annual tranches commencing August 6, 2006.

We currently do not have service agreements with our non-executive directors. However, each director is subject to reelection by our shareholders in accordance with our Articles of Association.

Board of Directors Committees

In order to ensure good corporate governance, the board has formed an audit committee and a remuneration committee. The audit and remuneration committees are comprised of a majority of non-executive directors. It is the board’s view that because of our size and range of activities, the board is best suited to act as a nomination committee in its entirety.

Audit Committee

Our audit committee charter, which defines the terms of reference for the audit committee members, sets out the framework through which the audit committee reviews our annual results, the effectiveness of our systems of internal control, internal audit procedures and legal and regulatory compliance and the cost effectiveness of the services provided by the internal and external auditors. The audit committee also reviews the scope of work carried out by our external auditors and holds discussions with the external auditors at least once a year. The audit committee is comprised of three independent non-executive directors. The members of the audit committee are Messrs. Asher (Chairman), Cramer and Dr. Paverd.

Remuneration Committee

The remuneration committee reviews the remuneration of directors and senior management and determines the structure and content of the senior executives’ remuneration packages by reference to a number of factors including current business practice and our prevailing business conditions and the mining and exploration industry. The members of the remuneration committee are Messrs. Israel (Chairman) and Asher.

D.	EMPLOYEES

At the end of each of the past three years, the breakdown of employees, including our subsidiaries but excluding Morila SA, by main categories of activity was as follows:

Category of Activity	December 31, 2003	December 31, 2004	December 31, 2005
Mining and related engineering (1)	8	9	52
Processing and related engineering(2)	7	8	76
Management and technical(3)	14	12	46
Exploration (4)	54	53	47
Administration(5)	21	28	50
TOTAL	104	110	271

Notes: In addition to the permanent employees shown above:

(1)	Mining contractor, BCM, had 184 employees on site at December 2005 and in addition there were another 199 sub-contractor employees working on building mine infrastructure, such as access and haulage roads, supplying explosives and drilling etc;

(2)	Approximately 379 construction industry employees were working for MDM, the main construction contractors at Loulo. These construction employees were working on the building of the processing plant and related infrastructure. In addition, thirteen Manutention (Caterpillar) employees were running the Power Plant, situated adjacent to the processing plant;

(3)	The increase of management and technical expertise during the year was required due to the development of Loulo mine, which started to produce gold in 2005. The operation of the mine required the putting into place a management hierarchy on the mine;

(4)	Exploration efforts were expanded during 2005 in Senegal, Burkina Faso, Ghana and Tanzania by employing, in addition to the permanent staff outlined above, 55 exploration fixed-term contract staff. The most able of the latter may become permanent employees of Randgold Resources during 2006, should they achieve the high standards required by the company, during their eight-month trial period and should vacancies be available;

(5)	In addition to the permanent Somilo administrative employees outlined above, outsourced administrative services i.e. E.S.S. catering and cleaning contractors had 57 employees on site, while AMM, a local security company, had 44 employees providing a security service to the mine.

E.	SHARE OWNERSHIP

See ‘‘Item 7 − Major Shareholders and Related Party Transactions’’.

Employee Share Option Scheme

Since 1996, we have operated a share option scheme under which senior management, including executive and non-executive directors, may be offered options to purchase our ordinary shares. The aggregate number of shares available for issuance under the option scheme may not exceed 15% of our issued share capital. Awards to executive directors are determined by the remuneration committee and are designed to motivate directors to achieve our strategic objectives. Share options are not subject to any performance criteria for individual directors. Any options provided to an individual employee (which includes executive and non-executive directors) as defined by the rules of the scheme, are subject to an upper limit of two per cent of our issued ordinary share capital.

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

As of May 31, 2006, our issued share capital consisted of 68,354,154 ordinary shares with a par value of $0.05 per share. To our knowledge we are not, directly or indirectly, owned or controlled by another corporation, any foreign government or other person.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 30, 2006, by:

•	Any person of whom the directors are aware that is interested directly or indirectly in 3% or more of our ordinary shares;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of April 30, 2006, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, La Motte Chambers, La Motte Street, St Helier, Jersey, JE1 1BJ, Channel Islands.

	Shares Beneficially Owned
Holder	Number	Percent
D. M. Bristow	728,400	1.07
R. A. Williams	160,000	0.23
B. H. Asher	40,014	0.06
J. A. Cramer	27,548	0.04
R. I. Israel	40,014	0.06
P. Liétard	27,548	0.04
A. L. Paverd	40,014	0.06
BNY (Nominees) Limited 30 Cannon Street London EC4M XH	56,300,732	82.37	(1)
Merrill Lynch Investment Managers Ltd (UK) 33 King Williams Street London EC4R 9AS	7,468,916	10.93
Wells Capital Management, Inc. 525 Market Street, 10th Floor San Francisco CA 94105-2708 US	4,308,445	6.30
Directors and executive officers (2)	1,001,240	1.46

(1)	Shares held by BNY (Nominees) Ltd are held for and on behalf of our ADR holders.

(2)	No executive officer beneficially owns in excess of 1% of the outstanding ordinary shares, save for Dr. D. M. Bristow who owns 1.07%.

As of June 13, 2003, Randgold & Exploration had a percentage ownership in us of 43%. Since that time, a number of transactions have taken place which have resulted in all of our shares which were held by Randgold & Exploration being sold. Currently Randgold & Exploration has no interest in us.

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by our other shareholders.

As of April 30, 2006, there were three record holders of our ordinary shares in the United States, holding an aggregate of 48,754 ordinary shares or 0.071%.

As of April 30, 2006, there were two record holders of our ADRs in the United States, holding an aggregate of 56,272,232 ADRs or 82.32%.

B.	RELATED PARTY TRANSACTIONS

None of our directors, officers or major shareholders or, to our knowledge, their families, had any interest, direct or indirect, in any transaction during the last fiscal year or in any proposed transaction which has affected or will materially affect us or our investment interests or subsidiaries, other than as stated below.

The Randgold Name

Under an agreement dated June 26, 1997, Randgold & Exploration Group has licensed us to carry on business under the name ‘‘Randgold’’. The license has been provided to us on a royalty free perpetual basis. The UK Trademark Registry granted a registration certificate to us for ‘‘Randgold’’ on February 16, 2001.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.    Financial Information

See Item 18.

Item 9.    The Offer and Listing

A.	OFFER AND LISTING DETAILS

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares, as reported by the London Stock Exchange, and of our ADRs, as reported by the Nasdaq National Market. Effective March 10, 2003, we changed the ratio of ordinary shares to ADRs from two ordinary shares per ADRs to one ordinary share per ADRs, so that each ADRs now represents one ordinary share. In March, 2003 we changed the currency in which the price of our ordinary shares that are traded on the London Stock Exchange are quoted. The ordinary shares are now quoted in pound sterling and not in U.S. dollars. The ADRs continue to be quoted on the London Stock Exchange and the Nasdaq Stock Market in U.S. dollars.

	Price Per Ordinary Share		Price Per ADR
Financial Period Ended	High (£)	Low (£)	High ($)	Low ($)
December 31, 2005	9.67	5.31	18.69	10.13
December 31, 2004	7.82	4.29	14.26	7.77
December 31, 2003	8.33	3.10	4.26	5.07
	High ($)	(Low)($)
December 31, 2002	7.25	2.83	7.64	2.92
December 31, 2001	2.50	1.34	—	—
	Price Per Ordinary Share		Price Per ADR
Calendar Period	High (£)	Low (£)	High ($)	Low ($)
2006
First Quarter	10.63	9.18	18.70	15.50
2005
Fourth Quarter	9.67	7.62	16.91	13.30
Third Quarter	9.27	7.28	16.70	12.70
Second Quarter	8.00	5.96	15.08	11.05
First Quarter	7.24	5.31	14.07	10.13
2004
Fourth Quarter	6.99	5.45	13.24	9.94
Third Quarter	5.55	4.29	9.87	7.77
Second Quarter	6.10	4.38	11.02	8.12
First Quarter	15.63	9.85	28.10	17.77
	Price Per Ordinary Share		Price Per ADR
Calendar Month	High (£ )	Low (£)	High ($)	Low ($)
2006
May	14.08	9.71	26.56	18.35
April	13.24	10.47	24.36	18.13
March	10.47	9.18	18.35	15.50
February	10.63	9.75	18.70	16.24
January	10.23	9.28	18.44	16.30
2005
December	9.64	8.70	16.91	14.66

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

The authorized share capital is $4,000,000 divided into 80,000,000 ordinary shares of $0.05 each, of which 68,354,154 were issued as of May 31, 2006 and 11,645,846 were available for issue. At the annual general meeting held on April 26, 2004, shareholders approved a resolution which authorized a share split which amended our authorized share capital from $4,000,000 divided into 40,000,000 ordinary shares of $0.10 each to $4,000,000 divided into 80,000,000 ordinary shares of $0.05 each. The issued share capital therefore increased from 29,263,385 to 58,526,770 ordinary shares with effect from June 11, 2004. None of our shares have any redemption rights.

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

Annual general meetings and meetings calling for the passing of a special resolution require twenty-one days’ notice of the place, day and time of the meeting in writing to our shareholders. Any other general meeting requires no less than fourteen days’ notice in writing. Our business may be transacted at a general meeting only when a quorum of shareholders is present. Two persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member, constitute a quorum. Nasdaq’s marketplace rules, which apply to all companies listed on the Nasdaq Stock Market, state in Rule 4350(f) that the minimum quorum for any meeting of holders of a company’s common stock is 33 1/3% of the outstanding shares. As a result, we requested, and Nasdaq granted to us, an exemption from compliance with the Rule 4350(f) requirement.

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

Transfer of Shares

Every shareholder may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any form approved by us. The instrument must be executed by or on behalf of the transferor and, in the case of a transfer of a share which is not fully paid up, by or on behalf of the transferee. The transferor is deemed to remain the holder until the transferee’s name is entered in the register of shareholders.

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

Capital Calls

Subject to the terms of allotment of shares, we may from time to time make calls on the members in respect of any monies unpaid on the shares, whether in respect of nominal value or premium, and not payable on a fixed date. A member must receive fourteen days’ notice of any call and any call is deemed to be made when the resolution of the board authorizing such call was passed.

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

Subject to our Articles of Association our board of directors may meet for the conducting of business, adjourn and otherwise regulate its proceedings as it sees fit. The quorum necessary for the transaction of business may be determined by the board of directors and unless otherwise determined shall be two persons, each being a director or an alternate director. A duly convened meeting of the board of directors at which a quorum is present is necessary to exercise all or any of the board’s authorities, powers and discretions.

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

Directors’ Interests in Contracts

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

Restrictions on Directors’ Voting

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

Directors’ Appointment and Retirement by Rotation

Directors may be appointed by ordinary shareholder resolution or by the board. If appointed by ordinary resolution, a director holds office only until the next annual general meeting and shall not be taken into account in determining the number of directors who are to retire by rotation. A director shall not be required to hold any of our shares.

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

Rights of Minority Shareholders and Fiduciary Duties

Majority shareholders of Jersey companies have no fiduciary obligations under Jersey law to minority shareholders. However, under the 1991 Law, a shareholder may, under some circumstances, seek relief from the court if he has been unfairly prejudiced by us. The provisions of the 1991 Law are designed to provide relief from oppressed shareholders without necessarily overriding the majority’s decision. There may also be common law personal actions available to our shareholders.

Jersey Law and Our Memorandum and Articles of Association

The content of our Memorandum and Articles of Association is largely derived from an established body of corporate law and therefore they mirror the 1991 Law. Jersey company law draws very heavily from company law in England and there are various similarities between the 1991 Law and the English Companies Act 1985 (as amended). However, the 1991 Law is considerably shorter in content than the English Companies Act 1985 and there are some notable differences between English and Jersey company law. There are, for example, no provisions under Jersey law (as there are under English law):

•	controlling possible conflicts of interests between us and our directors, such as loans by us or directors, and contracts between us and our directors other than a duty on directors to disclose an interest in any transaction to be entered into by us or any of our subsidiaries which to a material extent conflicts with our interest;

•	specifically requiring particulars to be shown in our accounts of the amount of loans to officers or directors’ emoluments and pensions, although these would probably be required to be shown in our accounts in conformity to the requirement that accounts must be prepared in accordance with generally accepted accounting principles;

•	requiring us to file details of charges other than charges of Jersey realty; or

•	as regards statutory preemption provisions in relation to further issues of shares.

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

C.	MATERIAL CONTRACTS

1.	Shareholder Loan Agreement dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited

We entered into this agreement to loan Randgold (Somilo) Limited funds to assist with the construction of the Loulo Mine in western Mali.

2.	Deed of Guarantee and Indemnity, dated September 6, 2004, between Randgold Resources Limited and N.M. Rothschild & Sons Limited.

We entered into this agreement as security and pledge for the discharge and obligations in respect of the $60,000,000 Project Term Loan Facility.

3.	$60,000,000 Project Term Loan Facility Agreement, dated September 6, 2004, between Société des Mines de Loulo S.A., Randgold Resources Limited, Randgold Resources (Somilo) Limited, Various Banks and Other Financial Institutions, N.M. Rothschild & Sons Limited, Absa Bank Limited and Bayerische Hypo Und Vereinsbank AG.

We entered into the Project Term Loan Facility Agreement to borrow $60,000,000 for the purpose of constructing the Loulo Mine in western Mali.

4.	Deed of Subordination and Pledge, dated September 6, 2004, between Société des Mines de Loulo S.A., Randgold Resources Limited, Randgold Resources (Somilo) Limited and N.M. Rothschild & Sons Limited.

Under this agreement, we subordinated our shareholder loans made to Société des Mines de Loulo S.A. for the fulfillment of its obligations in terms of the $60,000,000 Project Term Loan Facility.

5.	Termination Agreement, dated November 9, 2004, between Randgold Resources Limited and Mr. R.A.R. Kebble.

We entered into this agreement with our former chairman in connection with the termination of his service.

6.	Amended and Restated Debenture, between Randgold Resources Limited and N.M. Rothschild & Sons Limited.

Under this agreement, we amended the charges made in terms of the original debenture dated September 6, 2004, which formed part of the security required for the $60,000,000 Project Term Loan facility.

7.	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo S.A.

Under this agreement we assigned all rights, title, benefit and interest present and future arising out of or in, to or under the Required Risk Management Agreements to Société des Mines de Loulo S.A.

8.	Amendment to Shareholders’ Loan Agreement (‘‘Amendment’’) between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

We entered into an agreement to amend the amount of the original shareholder loan to Randgold Resources (Somilo) Limited.

9.	International Swap Dealers Association Inc. Master Agreement, dated December 21, 2004, between Randgold Resources Limited and Absa Bank Limited.

We entered into this agreement to cover the derivative instruments required as security for the $60,000,000 Project Term Loan Facility Agreement.

10.	Third Contract of Employment, dated April 20, 2006, between Randgold Resources Limited and Roger A. Williams.

We entered into a third contract of employment with Roger A. Williams, our Finance Director.

D.	EXCHANGE CONTROLS

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

We are an ‘‘exempt company’’ within the meaning of Article 123A of the Income Tax (Jersey) Law, 1961, as amended, for the calendar year ending December 31, 2005. We are required to pay an annual exempt company charge, which is currently (pounds sterling) 600, in respect of each subsequent calendar year during which we wish to continue to have ‘‘exempt company’’ status. The retention of ‘‘exempt company’’ status is conditional upon the Controller of Income Tax being satisfied that no Jersey resident has a beneficial interest in us, except as permitted by published concessions granted by the Controller from time to time. By concession, the holding of ordinary shares or ADSs by a Jersey resident in an exempt company, the shares of which are traded on a recognized stock exchange, is not regarded as a beneficial interest, provided that the holding is de minimis or clearance has been obtained from the Controller.

The Controller of Income Tax has indicated that a holding by Jersey residents of less than 10% of the share capital of a company shall be treated as de minimis.

As an ‘‘exempt company’’, we will not be liable for Jersey income tax other than on Jersey source income, except by concession bank deposit interest on Jersey bank accounts. For so long as we are an ‘‘exempt company’’, payments in respect of the ordinary shares and ADSs will not be subject to any taxation in Jersey, unless the shareholder is resident in Jersey, and no withholding in respect of taxation will be required on those payments to any holder of the ordinary shares or ADSs.

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

For purposes of this discussion, a ‘‘U.S. holder’’ is a holder of our ordinary shares or ADSs that is:

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

This summary does not deal with all aspects of U.S. Federal income taxation that may be relevant to particular U.S. holders in light of their particular circumstances, or to U.S. holders subject to special rules, including, without limitation:

•	some retirement plans;

•	insurance companies;

•	U.S. holders of ordinary shares or ADSs held as part of a ‘‘straddle,’’ ‘‘synthetic security,’’ ‘‘hedge,’’ ‘‘conversion transaction’’ or other integrated investment;

•	persons that enter into ‘‘constructive sales’’ involving our ordinary shares or ADSs or substantially identical property with other investments;

•	U.S. holders whose functional currency is not the U.S. Dollar;

•	some expatriates or former long-term residents of the United States;

•	financial institutions;

•	broker-dealers;

•	tax-exempt organizations;

•	U.S. holders who own, directly, indirectly or through attribution, 10% or more of our outstanding voting stock;

•	Persons subject to the alternative minimum tax;

•	Regulated investment companies;

•	Traders in securities who elect to apply a mark-to-market method of accounting; and

•	Person who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation.

In addition, this summary does not address the effect of any applicable U.S. state, local or non-U.S. tax laws, does not consider the tax treatment of persons who own our ordinary shares or ADSs through a partnership or other pass-through entity, and deals only with ordinary shares or ADSs held by U.S. holders as ‘‘capital assets’’ as defined in Section 1221 of the Code. If a partnership (including for this purpose, any entity treated as a partnership for U.S. Federal income tax purposes) holds shares or ADSs, the tax, treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

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

Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder’s basis in our ordinary shares or ADSs. To the extent that these distributions exceed the U.S. holder’s tax basis in our ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading ‘‘Passive Foreign Investment Company Rules.’’

Dividend income derived with respect to our ordinary shares or ADSs will constitute ‘‘portfolio income’’ for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and as ‘‘investment income’’ for purposes of the limitation on the deduction of investment interest expense. Such dividends will not be eligible for the dividends received deduction generally allowed to a U.S. corporation under Section 243 of the Code.

Individual U.S. holders are eligible for reduced rates of U.S. Federal income tax (currently a maximum of 15 percent) in respect of ‘‘qualified dividend income’’ received in taxable years beginning after December 31, 2002 and beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met and either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive U.S. income tax treaty which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares and ADSs will constitute qualified dividend income for U.S. federal income tax purposes, provided the individual U.S. holders of our shares and ADSs meet certain requirements. However, if we are a passive foreign investment company, as discussed below under the heading ‘‘Passive Foreign Investment Company Rules,’’ in the taxable year of the distribution or the preceding tax year, the dividends paid with respect to our ADSs will not constitute qualified dividend income. U.S. holders are urged to consult their own tax advisors regarding the classification of any distributions from us as qualified dividend income.

Sale or Other Disposition of Ordinary Shares or ADSs

If a U.S. holder sells or otherwise disposes of its ordinary shares or ADSs in a taxable transaction, it will generally recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and its tax basis in the ordinary shares or ADSs. Subject to the discussion below under ‘‘Passive Foreign Investment Company Rules,’’ that gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the ordinary shares or ADSs for more than one year at the time of the sale or other taxable disposition. In general, any gain that U.S. holders recognize on the sale or other taxable disposition of ordinary shares or ADSs will be U.S. source income for purposes of the foreign tax credit limitation and any losses recognized will generally be allocated against U.S. source income. Deduction of capital losses is subject to limitations under the Code.

Passive Foreign Investment Company Rules

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

If we are a PFIC for U.S. Federal income tax purposes for any year during a U.S. holder’s holding period of our ADSs or ordinary shares and the U.S. holder does not make a QEF Election or a ‘‘mark-to-market’’ election, both as described below:

•	any gain recognized by a U.S. holder upon the sale of ADSs or ordinary shares, or the receipt of some types of distributions, would be treated as ordinary income;

•	this income generally would be allocated ratably over a U.S. holder’s holding period with respect to our ADSs or ordinary shares; and

•	the amount allocated to prior years, with certain exceptions, will be subject to tax at the highest tax rate in effect for those years and an interest charge would be imposed on the amount of deferred tax on the income allocated to the prior taxable years.

Although we generally will be treated as a PFIC as to any U.S. holder if we are a PFIC for any year during a U.S. holder’s holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. holder may avoid PFIC classification for subsequent years if he, she or it elects to recognize gain based on the unrealized appreciation in the ADSs or ordinary shares through the close of the tax year in which we cease to be a PFIC. Additionally, if we are a PFIC, a U.S. holder who acquires ADSs or ordinary shares from a decedent would be denied the normally available step-up in tax basis for our ADSs or ordinary shares to fair market value at the date of death and instead would have a tax basis equal to the lower of the fair market value or the decedent’s tax basis.

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

As an alternative to a QEF Election, a U.S. holder generally may be able to avoid the imposition of the special tax and interest charge described above by electing to mark his, her or its ADSs or ordinary shares to market annually, and, therefore, recognize for each taxable year, subject to certain limitations, ordinary income or loss equal to the difference, as of the close of taxable year, between the fair market value of his, her or its ADSs or ordinary shares and the adjusted tax basis of his or its ADSs or ordinary shares. Losses would be allowed only to the extent of the net mark-to-market gain previously included by the U.S. holder under the election in prior taxable years. If a mark-to-market election with respect to ADSs or ordinary shares is in effect on the date of a U.S. holder’s death, the tax basis of the ADSs or ordinary shares in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ADSs or ordinary shares.

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

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. holder’s U.S. Federal income tax liability, provided that the required procedures are followed.

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

A transfer from The Bank of New York to an ADS holder of the underlying ordinary shares may be subject to a fixed stamp duty of (pounds sterling) 5 if the instrument of transfer relates to anything done or to be done in the U.K.; for example, if it is executed in the U.K. or is to be brought into the U.K. after execution. A transfer of ordinary shares from The Bank of New York directly to a purchaser on behalf of an ADS holder may attract stamp duty at a rate of 0.5% of the consideration, rounded up to the nearest (pounds sterling) 5 U.K. stamp duty reserve tax will not be payable on an agreement to transfer ADSs.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENTS BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

You may request a copy of our U.S. Securities and Exchange Commission Filing, at no cost, by writing or calling us at Randgold Resources Limited, La Motte Chambers, St. Helier, Jersey, JEI 1BJ, Channel Islands. Attention: D. J. Haddon, Telephone: (011 44) 1534-735-333. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices at La Motte Chambers, St Helier, Jersey, Channel Islands.

A copy of each document (or a translation thereof to the extent not in English) concerning us that is referred to in this Annual Report, is available for public view at our principal executive offices at La Motte Chambers, St Helier, Jersey, Channel Islands. Attention: D. J. Haddon, Telephone: (011 44) 1534-735-333.

I.	SUBSIDIARY INFORMATION

Not applicable.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Hedge Policy

Although, in general, it is not our policy to hedge our gold sales, we believe it is prudent to hedge during times of significant capital expansion and we are sometimes required to do so under debt financing arrangements. The market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditures, and the market price of our ordinary shares. Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors is impossible for us to predict.

We use hedging instruments to protect the selling price of some of our anticipated gold production. These hedging instruments have been required by the terms of our Morila and Loulo loans.

Morila’s hedging was administered by AngloGold Ashanti’s treasury department, which acts upon recommendations of a joint hedging committee within the guidelines of a policy set agreed between the partners and approved by the finance department which acts upon the recommendations of a hedging committee within the guidelines of a policy set by our board.

The Morila hedge book was closed out in 2004.

The Loulo Loan is with a consortium of financial lenders: Rothschild, SG Corporate and Investment Bank, ABSA Bank and HVB Group. The intended effect of our hedging transactions is to lock in a fixed sale price for some of our future gold production, and reduce the adverse impact of a future fall in gold prices.

Somilo’s hedging is administered by our finance department which acts upon the recommendations of a hedging committee within the guidelines of a policy set by our board.

All of Somilo’s derivative transactions must be in compliance with the terms and conditions of the Loulo loan agreement. That agreement places a limit on derivative transactions of 70% of Loulo’s forecast production for a given year.

This limit applies to the planned production of Loulo until expiration of the Loulo loan agreement.

Our board agreed as part of the financing arrangements for the development of Loulo that some gold price protection be secured. At December 31, 2005, 365,000 ounces had been sold forward at an average forward price of $433 per ounce. This amounts to approximately 37% of planned production for the period that the Loulo Loan is in place.

These derivatives are accounted for in accordance with International Accounting Standard 39, ‘‘Financial Instruments: Recognition and Measurement’’. Under IAS 39, all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal sales exemption.

On the date a derivative contract is entered into, we designate the derivative for accounting purposes as either a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a firm commitment or forecasted transaction (cash flow hedge). Some derivative transactions, while providing effective economic hedges under our risk management policies, do not qualify for hedge accounting under IAS 39.

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

Foreign Currency Sensitivity

In the normal course of business, we enter into transactions denominated in foreign currencies, primarily Euro and Communaute Financiere Africaine francs. We do not currently hedge our exposure to foreign currency exchange rates. We recognized foreign exchange losses and gains of $2.5 million and $0.4 million respectively for the year ended December 31, 2005 and $1.4 million and $0.8 million respectively for the year ended December 31, 2004. Exchange rate movements also affect the US dollar value of costs denominated in other countries.

Commodity Price Sensitivity

The market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditures and the market prices of our ordinary shares.

Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors is not possible for us to predict.

Details of the derivative financial instruments at December 31, 2005 are:

	Hedging instruments
Maturity Dates	Forward Sales of Gold
	Ounces	$/oz
Loulo (100%)
December 31, 2006	93,498	431
December 31, 2007	116,004	438
December 31, 2008	80,498	431
December 31, 2009	75,000	430
	365,000	433

And at December 31, 2004:

	Hedging instruments
Maturity Dates	Forward Sales of Gold
	Ounces	$/oz
Loulo (100%)
December 31, 2005	12,504	430
December 31, 2006	93,498	431
December 31, 2007	103,500	435
December 31, 2008	80,498	431
December 31, 2009	75,000	430
	365,000	432

The forward price of gold is sensitive to fluctuations in the gold spot price, interest rates and the gold lease rate. The following table sets forth a sensitivity analysis of the mark-to-market valuations of our hedges as at December 31, 2005:

Sensitivity to Change in Gold Price at December 31, 2005
Loulo (100%):
Change in $ gold price	$20	$10	$5	$2	($2)	($5)	($10)	($20)
Mark-to-market ($ millions)	−50.8	−46.9	−45.0	−43.9	−42.3	−41.2	−39.2	−35.3

Sensitivity to Change in Weighted Average $ Interest Rate at December 31, 2005
Loulo (100%)
Change in rate	1%	0.5%	0.2%	(0.2%)	(0.5%)	(1%)
Mark-to-market ($ millions)	−46.9	−45.0	−43.8	−42.3	−41.2	−39.3

Sensitivity to Change in Gold Lease Rate at December 31, 2005
Loulo (100%)
Change in rate	1%	0.5%	0.2%	(0.2%)	(0.5%)	(1%)
Mark-to-market ($ millions)	−40.6	−41.8	−42.6	−43.6	−44.3	−45.62

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

In July 2005 we rolled forward 12,500 ounces previously sold in equal quantities over the period July 2005 to December 2005 at a price of $430 per ounce, into equal quantities over the period July 2007 to December 2007 at a price of $462 per ounce.

During January 2006, 10,000 ounces previously sold in even amounts over the period January 2006 to June 2006 at $430 per ounce, were rolled into the period January 2009 to June 2009, with a new forward price of $489 per ounce. In the same month, 6667 ounces from the January 2006 forward sales, previously priced at $430 per ounce were rolled into May and June at a price of $437 per ounce.

In February 2006 we moved 20,000 ounces previously sold forward over the period February 2006 to April 2006 at a price of $430 per ounce, into the period June 2006 to December 2006 at a price of $441 per ounce.

The accounting effects of our hedging activities are as follows:

The total fair value of the above financial instruments as at December 31, 2005 was a loss of $43.1 million (December 31, 2004: loss of $15.7 million).

During the year ended December 31, 2004, we sold 204,194 ounces of gold at an average price of $382 per ounce. At a gold price of approximately $409 per ounce, product sales would have amounted to approximately $83.5 million for the year, an increase of approximately $5.5 million in sales.

During the year ended December 31, 2005, we sold 322,915 ounces of gold at an average price of 469 per ounce. At a gold price of approximately 444 per ounce, product sales would have amounted to approximately $143.4 million for the year, a decrease of approximately $8.1 million in sales.

Interest Rate Sensitivity

We generally do not undertake any specific actions to cover our exposure to interest rate risk and at December 31, 2005 were not party to any interest rate risk management transactions.

At December 31, 2004 the fair value of our long-term liabilities, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $40.7 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10 percent of the interest cost is estimated to be $0.2 million.

At December 31, 2005 the fair value of our long-term liabilities, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $49.5 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10 percent of the three month LIBOR rate is estimated to be $0.2 million.

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

Item 14.    Material Modification to the Rights of Security Holders and Use of Proceeds

Effective on June 11, 2004, we undertook a subdivision of our ordinary shares, which increased our issued share capital from 29,273,685 to 58,547,370 ordinary shares. In connection with this ‘‘share split’’, our ordinary shareholders of record on June 11, 2004 received two (2) additional $0.05 ordinary shares for every one (1) $0.10 ordinary share they held. Following the share split, each shareholder will hold the same percentage interest in us, however, the trading price of each share will be adjusted to reflect the share split. ADR holders will be affected the same way as shareholders and the ADR ratio will remain 1 ADR to 1 ordinary share.

Item 15.    Controls and Procedures

Disclosure Controls and Procedures:     Our management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on such evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods.

Changes in Internal Control Over Financial Reporting:     There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.    Reserved

Item 16A.    Audit Committee Financial Expert

Our board has determined that Bernard Asher is an ‘‘audit committee financial expert’’ as defined in Item 16A of Form 20-F. Mr. Asher and each of the other members of the audit committee (being Mr. Cramer and Dr. Paverd) is an independent director.

Item 16B.    Code of Ethics

Our board has adopted a code of ethics that applies to the Chief Executive Officer, Financial Director and all financial officers. This code of ethics is posted on our website, www.randgoldresources.com.

Item 16C.    Principal Accountant Fees and Services

PricewaterhouseCoopers has served as our independent public accountants for each of the financial years in the three-year period ended December 31, 2005, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to us in 2005 and 2004.

	2005 $	2004 $
	(in millions)
Audit Fees (1)	0.4	0.3
Audit-related Fees (2)	0.7	—
Tax Fees	—	—
All Other Fees	—	—
Total	$1.1	$0.3

(1)	The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include our audit and statutory audits.

(2)	Audit-related fees include fees billed relating to comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

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

The Audit Committee met 8 times during 2005. At some of these meetings the committee met with the external audit partner and the finance director, to review the audit plans of the external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

During 2005, all Audit-related Fees provided to us by PricewaterhouseCoopers were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

No work was performed by persons other than PricewaterhouseCoopers’ full-time, permanent employees on the PricewaterhouseCoopers’ engagement to audit our financial statements for 2005.

During 2005, the audit committee has overseen work undertaken to ensure compliance with the requirements of Section 404 of the Sarbanes Oxley Act.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.    Purchaser of Equity Securities by the Issuer and Affiliated Purchasers

Neither the issuer nor any affiliate of the issuer purchased any of our shares during 2005.

Item 17.    Financial Statements

Not Applicable.

Item 18.    Financial Statements

Reference is made to pages F-1 to F-65.

Item 19.    Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.		Exhibit
1	.1*	Memorandum of Association of Randgold Resources Limited, as amended.
1	.2*	Articles of Association of Randgold Resources Limited, as amended.
2.1		Memorandum of Association of Randgold Resources Limited, as amended (see Exhibit 1.1).
2	.2+++	Form of Deposit Agreement, dated as of July 1, 1997, as amended and restated as of June 26, 2002 and further amended and restated as of July, 2002 among Randgold Resources Limited, The Bank of New York, Depositary, and owners and holders from time to time of American Depositary receipts issued thereunder.
2	.3+++	Form of American Depositary Receipt.
2	.4*	Excerpts of relevant provisions of the Companies (Jersey) Law 1991.
2	.5*	Supplemental Agreement relating to loan for project finance for Morila Project, dated June 15, 2001, between Société des Mines de Morila SA, Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited, various banks and other financial institutions and NM Rothschild & Sons Limited amending and restating the Loan Agreement and amending other related documents for project finance for Morila project, dated December 21, 1999 (which had been previously amended by the Letter Agreement, dated April 10, 2000).
2	.6*	Debenture (Morila Security Agreement (Offshore Assets)), dated February 24, 2000, between Société des Mines de Morila SA and NM Rothschild & Sons Limited.
2	.7*	Deed of Amendment between Société des Mines de Morila SA and NM Rothschild & Sons Limited, dated June 22, 2001.
2	.8*	Charge Over the Goodwill (Morila Security Agreement (Mali Goodwill Charge)) (English translation), dated March 6, 2000, between Société des Mines de Morila SA and NM Rothschild & Sons Limited.
2	.9*	Charge Over the Exploitation Permit (Morila Security Agreement (Mali Exploitation Permit Charge)) (English translation), dated March 6, 2000, between Société des Mines de Morila SA and NM Rothschild & Sons Limited and Banque de Developpement du Mali.
2	.10*	Pledge of the Bank Account (Morila Security Agreement (Mali Bank Account Charge)) (English translation), dated March 6, 2000, between Société des Mines de Morila SA and NM Rothschild & Sons Limited and Banque de Developpement du Mali.
2	.11*	Guarantee, dated February 24, 2000, among Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited and NM Rothschild & Sons Limited.

Exhibit No.		Exhibit
2	.12*	Charge Over Registered Shares (Morila Holdings Security Agreement) (English translation), dated March 6, 2000, among Morila Limited, Mr. Mahamadou Samake, Mr. Roger Kebble, Mr. Dennis Bristow, Mr. David Ashworth and NM Rothschild & Sons Limited.
2	.13*	Deed of Subordination and Pledge (Subordination Agreement), dated March 29, 2000, among Société des Mines de Morila SA, Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited and NM Rothschild & Sons Limited.
2	.14*	Project Account Agreement (Offshore), dated February 25, 2000, between Citibank, N.A., NM Rothschild & Sons Limited and Société des Mines de Morila SA.
2	.15*	Debenture (Randgold Resources Limited Security Agreement) dated February 24, 2000, between Randgold Resources Limited and NM Rothschild & Sons Limited.
2	.16*	Project Account Agreement (Mali) (English translation), dated March 21, 2000, among Banque de Developpement du Mali, NM Rothschild & Sons Limited and Société des Mines de Morila SA.
2	.17*	Letter Agreement, dated September 17, 2001, between Société des Mines de Morila SA, Randgold Resources Limited, Morila Limited, NM Rothschild & Sons Limited, Standard Bank London Limited, Bayerische Hypo-Und Vereinsbank AG, Fortis Bank (Nederland) N.V. and Société Generale regarding the Loan Agreement, dated December 21, 1999 and the transfer by Randgold Resources Limited of its interest in Morila Limited to its wholly-owned subsidiary, Mining Investments (Jersey) Limited.
2	.18*	Deed of Release, dated September 25, 2001, between Randgold Resources Limited and NM Rothschild & Sons Limited releasing the shares of Morila Limited held by Randgold Resources Limited as collateral for the Morila Loan.
2	.19*	Deed of Charge, dated September 25, 2001, between Mining Investments (Jersey) Limited and NM Rothschild & Sons Limited (MIJL/Morila Security Agreement).
2	.20*	Shareholder's Agreement (English translation), dated June 23, 2000, between the Government of Mali and Morila Limited.
4	.1*	Deed Governing the Relationship Between the Parties Upon Admission between Randgold & Exploration Company Limited and Randgold Resources Limited, dated June 26, 1997 (Relationship Agreement).
4	.2*	License Agreement, dated June 26, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.
4	.3*	Agreement, dated December 21, 1999, between Société des Mines de Morila SA, Randgold Resources Limited and Morila Limited (loan from Randgold Resources Limited to Morila Limited).
4	.4*	Sale of Shares Agreement, dated May 29, 2000, between AngloGold Limited, Randgold Resources Limited and Randgold Resources (Morila) Limited.
4	.5*	Joint Venture Agreement, dated May 29, 2000, between AngloGold Limited and Randgold Resources Limited.
4	.6*	Operator Agreement, dated May 29, 2000, between Société des Mines de Morila SA and AngloGold Services Mali SA.

Exhibit No.		Exhibit
4	.7*	Cession of Shareholder's Loan — Memorandum of Agreement, dated July 3, 200, between Randgold Resources Limited and AngloGold Morila Holdings Limited.
4	.8*	Sale of Shares and Loan Claims Agreement, dated April 27, 2001, between Normandy LaSource SAS and Randgold Resources Limited.
4	.9*	Deferred terms Agreement by and between Société des Mines de Morila SA and
4	.10*	Deed of Guarantee, dated August 25, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and SYPPS.
4	.11*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated December 9, 1999.
4	.12*	Deed of Guarantee given under the Morila Deferred Terms Agreement, dated March 3, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and Mopps.
4	.13*	Morila Exploitation Permit (English translation).
4	.15*	Transfer of Morila Exploitation Permit from Randgold Resources Limited to Morila SA.
4	.15+	Share Sale, Assignment and Assumption Agreement, dated July 12, 2002, between Randgold Resources (Somisy) Limited and the International Finance Corporation.
4	.16+	Structured Precious Metals Option and Loan Confirmation, dated August 30, 2002, between Randgold Resources Limited and NM Rothschild & Sons Limited.
4	.19+	Settlement Agreement between Rolls-Royce Power Ventures Limited, Syama Power Plant Sales Limited, Operation d'Energie de Syama SA, Société des Mines de Syama SA, Randgold Resources Limited and Randgold & Exploration Company Limited dated December 16, 2002.
4	.18+	Fourth Contract of Employment between Randgold Resources Limited and Dennis Mark Bristow.
4	.19+	Third Contract of Employment between Randgold Resources Limited and Roger Ainsley Ralph Kebble.
4	.20+	Second Contract of Employment between Randgold Resources and Roger Alyn Williams.
4	.21+	Heads of Agreement, dated as of April 16, 2003, by and between Randgold Resources Limited and Resolute Mining Limited.
4	.22+	Services Agreement between Randgold & Exploration Company Limited and Randgold Resources Limited, dated February 2, 2003.
4	.23++	Share and Debt Sale Deed, dated June 1, 2004, between Randgold Resources Limited and Resolute Mining Limited.
4	.24§	Shareholder Loan Agreement dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.
4	.25§	Deed of Subordination and Pledge, dated September 6, 2004, between Société des Mines de Loulo S.A., Randgold Resources Limited, Randgold Resources (Somilo) Limited and N.M.Rothschild & Sons Limited.

Exhibit No.		Exhibit
4	.26§	Deed of Guarantee and Indemnity, dated September 6, 2004, between Randgold Resources Limited and N.M.Rothschild & Sons Limited.
4	.27§	$60,000,000 Project Term Loan Facility Agreement, dated September 6, 2004, between Société des Mines de Loulo S.A., Randgold Resources Limited, Randgold Resources (Somilo) Limited, Various Banks and Other Financial Institutions, N.M.Rothschild & Sons Limited, Absa Bank Limited and Bayerische Hypo- Und Vereinsbank AG.
4	.28§	Termination Agreement, dated November 9, 2004, between Randgold Resources Limited and Mr. R.A.R.Kebble.
4	.29§	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo S.A.
4	.30§	International Swap Dealers Association Inc. Master Agreement, dated December 21, 2004, between Randgold Resources Limited and Absa Bank Limited.
4	.31§	Amended and Restated Debenture between Randgold Resources Limited and N.M.Rothschild & Sons Limited.
4	.32§	Amendment to Shareholders' Loan Agreement (‘‘Amendment’’), between Randgold Resources Limited and Randgold Resources (Somilo) Limited.
4	.33#	Third Contract of Employment, dated April 20, 2006, between Randgold Resources Limited and Roger A. Williams.
8	.1#	List of Subsidiaries.
12	.1#	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12	.2#	Certification by Financial Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	.1#	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13	.2#	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002.
14	.1#	Consent of PricewaterhouseCoopers LLP.
14	.2#	Consent of PricewaterhouseCoopers Inc.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-90972), filed on June 21, 2002.

+	Incorporated by reference to Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

++	Incorporated by reference to Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

+++	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-129147), filed on October 20, 2005.

§	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

#	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RANDGOLD RESOURCES LIMITED

By:    /s/    D. Mark Bristow
Name: D. Mark Bristow
Title: Chief Executive Officer
Date: June 29, 2006

Exhibit Index

Exhibit No.	Exhibit
4.33	Third Contract of Employment, dated April 20, 2006, between Randgold Resources Limited and Roger A. Williams.
8.1	List of Subsidiaries.
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Financial Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of PricewaterhouseCoopers LLP.
14.2	Consent of PricewaterhouseCoopers Inc.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Randgold Resources Limited:

We have audited the accompanying consolidated balance sheets of Randgold Resources Limited and its subsidiaries (‘‘the Group’’) as of December 31, 2005 and 2004, and the related statements of operations, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at December 31, 2005 and 2004, and the results of its operations, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2005 in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
London, United Kingdom

29 June 2006

RANDGOLD RESOURCES LIMITED
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31,

US$000	Notes	Dec. 31 2005	Dec. 31 2004	Dec. 31 2003
REVENUE
Gold sales		151,502	73,330	109,573
OTHER INCOME
Interest income		2,064	1,033	999
Exchange gains		413	808	3,829
Other income		1,303	1,502	2,104
Profit on sale of Syama	23	—	7,070	—
		3,780	10,413	6,932
		155,282	83,743	116,505
COSTS AND EXPENSES
Mining and processing costs	25	70,020	40,504	32,860
Transport and refinery costs		360	233	408
Royalties		10,273	5,304	7,648
Exploration and corporate expenditure		24,049	16,850	17,007
(Gain)/loss on financial instruments		(45)	(2,232)	1,733
Exchange losses		2,487	1,422	1,937
Other expenses		801	1,069	4,852
Accretion expense on provision for rehabilitation		254	177	990
Interest expense		1,861	1,623	1,895
		110,060	64,950	69,330
PROFIT BEFORE INCOME TAX		45,222	18,793	47,175
Income tax expense	4	(4,335)	—	—
NET PROFIT		40,887	18,793	47,175
Attributable to:
Equity shareholders		38,538	18,793	47,526
Minority shareholders		2,349	—	(351)
		40,887	18,793	47,175
BASIC EARNINGS PER SHARE (US$)	5	0.62	0.32	0.83
FULLY DILUTED EARNINGS PER SHARE (US$)	5	0.60	0.31	0.83

The accompanying notes are an integral part of the financial statements.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS AT
DECEMBER 31,

US$000	Notes	Dec. 31 2005	Dec. 31 2004
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	9	202,636	129,854
Cost		236,331	151,639
Accumulated depreciation and amortisation		(33,695)	(21,785)
Deferred stripping costs	10	2,560	8,514
Long term ore stockpiles	8	27,868	12,054
TOTAL NON-CURRENT ASSETS		233,064	150,422
CURRENT ASSETS
Deferred stripping costs	10	1,127	6,370
Inventories and ore stockpiles	8	36,911	9,762
Receivables including prepayments	7	47,918	23,667
Cash and cash equivalents		152,452	78,240
TOTAL CURRENT ASSETS		238,408	118,039
TOTAL ASSETS		471,472	268,461
EQUITY AND LIABILITIES
SHARE CAPITAL AND RESERVES
Share capital
Authorised:
80 000 000 ordinary shares of 5 US cents
Each, for both years presented
Issued:
68 072 864 ordinary shares (2004: 59 226 694)		3,404	2,961
Share premium		208,582	102,342
Accumulated profit		138,751	100,213
Other reserves		(41,000)	(14,347)
Shareholders’ equity		309,737	191,169
Minority interest	15	1,395	(954)
TOTAL EQUITY		311,132	190,215
COMMITMENTS AND CONTINGENT LIABILITIES	21
NON-CURRENT LIABILITIES
Long-term borrowings	14	49,538	40,718
Loans from minority shareholders in subsidiaries	15	2,483	2,575
Financial liabilities – forward gold sales	16	34,151	15,448
Deferred taxation	11	1,208	—
Reclamation and remediation liabilities	13	9,480	3,701
TOTAL NON-CURRENT LIABILITIES		96,860	62,442
CURRENT LIABILITIES
Financial liabilities – forward gold sales	16	8,939	220
Accounts payable and accrued liabilities	12	28,813	14,428
Taxation payable		2,737	—
Current portion of long term liabilities	14	22,991	1,156
TOTAL CURRENT LIABILITIES		63,480	15,804
TOTAL EQUITY AND LIABILITIES		471,472	268,461

The accompanying notes are an integral part of the financial statements.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31,

Attributable to Equity Shareholders

US$000	Number of ordinary shares	Share capital	Share premium	Accumulated profit	Other reserves	Total	Minority interest	Total
BALANCE AT December 31, 2002	27,663,740	2,766	190,618	(65,755)	(8,293)	119,336	(8,871)	110,465
Net income	—	—	—	47,175	—	47,175	351	47,526
Exercise of employee stock options	1,596,645	160	9,626	—	—	9,786	—	9,786
Movement on cash flow hedges	—	—	—	—	890	890	—	890
BALANCE AT December 31, 2003	29,260,385	2,926	200,244	(18,580)	(7,403)	177,187	(8,520)	168,667
Net income	—	—	—	18,793	—	18,793	—	18,793
Movement on cash flow hedges
• realised	—	—	—	—	7,403	7,403	—	7,403
• unrealised	—	—	—	—	(15,668)	(15,668)	—	(15,668)
Total recognised income	—			18,793	(8,265)	10,528	—	10,528
Share-based payments	—	—	—	—	1,321	1,321	—	1,321
Exercise of employee stock options	702,924	35	2,098	—	—	2,133	—	2,133
Subdivision of shares	29,263,385	—	—	—	—		—
Capital reduction	—	—	(100,000)	100,000	—	—	—	—
Disposal of Syama	—	—	—	—	—	—	7,566	7,566
December 31, 2004	59,226,694	2,961	102,342	100,213	(14,347)	191,169	(954)	190,215
BALANCE AT December 31, 2004 (as previously reported)	59,226,694	2,961	102,342	101,534	(15,668)	191,169	(954)	190,215
Adoption of IFRS 2 ‘‘Share-based payments’’
(‘‘IFRS 2’’)	—	—	—	(1,321)	1321	—	—	—
December 31, 2004	59,226,694	2,961	102,342	100,213	(14,347)	191,169	(954)	190,215
Net income	—	—	—	38,538	—	38,538	2,349	40,887
Movement on cash flow hedges
• unrealized	—	—	—	—	(27,422)	(27,422)	—	(27,422)
• realized	—	—	—	—	(45)	(45)	—	(45)
Total recognised income	—	—	—	38,538	(27,467)	11,071	2,349	13,420
Share-based payments	—	—	—	—	2,243	2,243	—	2,243
Exercise of employee stock options	617,260	31	1,838	—	—	1,869	—	1,869
Restricted shares issued as remuneration#	161,735	8	—	—	—	8	—	8
Restricted shares held by company#	(57,825)	(2)	—	—	—	(2)	—	(2)
Shares vested#	—	—	1,429	—	(1,429)	—	—	—
Capital raising	8,125,000	406	109,281	—	—	109,687	—	109,687
Costs associated with capital raising	—	—	(6,308)	—	—	(6,308)	—	(6,308)
BALANCE AT December 31, 2005	68,072,864	3,404	208,582	138,751	(41,000)	309,737	1,395	311,132

A special resolution was passed on 26 April 2004 to divide each of the ordinary shares of US$0.10 in the company into two ordinary shares of US$0.05 each. The aim was to improve the tradeability of the company’s shares. A special resolution was passed at the annual general meeting in April 2004, which was subsequently approved by the Court in Jersey, to extinguish accumulated losses by reducing the company’s share premium account by US$100 million. Other reserves include the cumulative charge recognized under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of financial instruments designated as cash flow hedges. Refer to note 6 for discussion on the impact of IFRS 2.

# Restricted shares were issued to directors as remuneration. Of these shares, 103,910 have vested, while the remainder of the shares are still held by the company as treasury shares. The transfer between ‘‘other reserves’’ and ‘‘share premium’’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

The accompanying notes are an integral part of the financial statements.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

US$000	Note	2005	2004	2003
CASH FLOW FROM OPERATING ACTIVITIES
Profit before income tax		45,222	18,793	47,175
Net interest (received)/paid		(203)	590	896
Depreciation and amortization		11,910	8,738	10,269
Transfer from/(to) deferred stripping		11,198	(3,999)	(3,483)
Gain on forward gold sales		(45)	(1,085)	1,618
Accretion expense on provision for environmental rehabilitation		254	177	990
Share-based payment		2,247	1,321	—
Profit on sale of Syama		—	(7,070)	—
		70,583	17,465	57,465
Effects of changes in operating working capital items:
• receivables		(12,101)	(9,369)	(934)
• inventories and ore stockpiles		(42,963)	(7,487)	(5,564)
• accounts payable and accrued liabilities		14,404	4,272	1,152
Cash generated from operations before interest		29,923	4,881	52,119
Interest received		2,064	1,033	999
Interest paid		(1,861)	(1,623)	(1,895)
Income tax paid		(390)	—	—
Net cash generated from operating activities		29,736	4,291	51,223
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment*		(73,217)	(68,545)	(6,655)
Financing of contractors	7	(11,276)	(893)	—
Movement in restricted cash		—	3,882	644
Disposal of Syama – net of cash disposed	23	—	8,571	—
Net cash used by investing activities		(84,493)	(56,985)	(6,011)
CASH FLOW FROM FINANCING ACTIVITIES
Ordinary shares issued		105,248	2,133	9,786
Long term loans repaid		(1,156)	(11,674)	(9,154)
Long term loans received*		24,877	35,000	—
Cash generated from financing activities		128,969	25,459	632
NET INCREASE/(DECREASE) IN CASH AND EQUIVALENTS		74,212	(27,235)	45,844
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		78,240	105,475	59,631
CASH AND CASH EQUIVALENTS AT END OF YEAR		152,452	78,240	105,475
Cash at bank and in hand		15,353	9,611	6,777
Short term bank deposits		137,099	68,629	98,698
		152,452	78,240	105,475

The effective interest rate on short term bank deposits was 2.77% (2004: 1.28%). These deposits have an average maturity of thirty days.

*	Excluded from these items is the Loulo power plant acquired in 2005 under a finance lease agreement of US$6.8 million.

The accompanying notes are an integral part of the financial statements.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Randgold Resources Limited (the ‘‘Company’’) and its subsidiaries (the ‘‘Group’’) together with its joint venture carry out gold mining activities and exploration. Currently there are two operating mines in Mali, West Africa: the Morila gold mine, which commenced production in October 2000, and the Loulo mine, which commenced production in November 2005. The Group also has a portfolio of exploration projects in West and East Africa. The interests of the Group in its operating mines are held through Morila SA (‘‘Morila’’) which owns the Morila mine and Somilo SA (‘‘Somilo’’) which owns the Loulo mine. Randgold Resources holds an effective 40% interest in Morila, following the sale to AngloGold Ashanti Limited on 3 July 2000 of one-half of Randgold Resources’ wholly-owned subsidiary, Morila SA. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold Resources and AngloGold Ashanti each appointing one-half of the members of the committee. AngloGold Ashanti Mali SA (‘‘Anser’’), a subsidiary of AngloGold Ashanti, is the operator of Morila. Randgold Resources holds an effective 80% interest in Loulo. The remaining 20% interest is held by the Malian government. Randgold Resources is the operator of Loulo. The Group has various sizes of exploration programmes ranging from substantial to early stage in Mali West, around Morila and in Senegal, Tanzania, Burkina Faso and Ghana. An updated pre-feasibility study has been completed for the Tongon project in Côte d’Ivoire. As a result of the political situation in Côte d’Ivoire, no further exploration activity was effected in the year. However, new applications have been made and field work is expected to recommence in 2006.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. A change in accounting policy reflecting the adoption of IFRS 2 ‘‘share-based payments’’ is described in note 6.

BASIS OF PREPARATION:    The consolidated financial statements of Randgold Resources Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and certain financial assets and financial liabilities (including derivative instruments) which are carried at fair value. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

The following standards which have been recently issued or revised have not been early adopted by the Group. Their impact on the results is discussed below:

•	IFRS 6 Exploration for and Evaluation of Mineral Resources (effective 1 January 2006)

The objective of this IFRS is to specify the financial reporting for the exploration for, and evaluation of mineral resources. Adoption of this standard should not affect the financial statements.

•	IFRS 7 Financial Instruments Disclosure (effective 1 January 2007)

The objective of this IFRS is to require entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position; and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manage those risks. The impact of the adoption of the standard is currently being assessed.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

•	IFRIC Interpretation 4 Determining whether an arrangement contains a lease (effective 1 January 2006)

IFRIC 4 specifies criteria for determining, at the inception of an arrangement, whether the arrangement contains a lease. It also specifies when an arrangement should be reassessed subsequently. The impact of the adoption of the standard is currently being assessed.

•	IFRIC Interpretation 8 Scope of IFRS 2 (effective 1 May 2006)

The interpretation determines whether IFRS 2 applies to transactions in which the entity cannot identify some or all of the goods or services received. Adoption of this standard should not affect the financial statements.

The following standards are not applicable to the Group:

•	IFRIC Interpretation 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective January, 1 2006)

•	IFRIC Interpretation 6 Liabilities arising from Participation in a Specific Market – Waste Electrical and Electrical Equipment (effective December, 1 2005)

•	IFRIC Interpretation 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective 1 March 2006)

CONSOLIDATION:    The consolidated financial information includes the financial statements of the Company, its subsidiaries and Company’s proportionate share in its joint venture using uniform accounting policies for like transactions and other events in similar circumstances.

SUBSIDIARIES:    Subsidiaries are entities over which the Group has the power to govern the financial and operating policies, generally accompanying an interest of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement. Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

JOINT VENTURES:    Joint ventures are those entities in which the Group holds a long-term interest and which are jointly controlled by the Group and one or more venturers under a contractual arrangement. The Group’s interest in jointly controlled entities is accounted for by proportionate consolidation. Under this method the Group includes its share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line by line basis with similar items in the Group’s financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately. The results of joint ventures are included from the effective dates of acquisition and up to the effective dates of disposal. Intercompany accounts and transactions are eliminated on consolidation.

SPECIAL PURPOSE ENTITIES:    Special purpose entities (‘‘SPEs’’) are those undertakings that are created to satisfy specific business needs of the Group under which the Group has the right to the majority of the benefits of the SPE and/or is exposed to risk incident to the activities thereof. SPEs are consolidated in the same manner as subsidiaries when the substance of the relationship indicates that the SPE is controlled by the Group.

SEGMENT REPORTING:    A business segment is a group of assets and operations engaged in performing mining or other services that are subject to risks and returns that are different from those of other business segments. A geographic segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. The Group only has only one business segment, that of gold mining. Segment analysis is based on individual mining operations. Corporate and exploration income and costs not directly related to the mining operations are not allocated to segments.

FOREIGN CURRENCY TRANSLATION :

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in US dollars, which is the Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities which are classified as available-for-sale financial assets, are included in the fair value reserve in equity.

PROPERTY, PLANT AND EQUIPMENT:

a)	Undeveloped properties

Undeveloped properties upon which the Group has not performed sufficient exploration work to determine whether significant mineralisation exists, are carried at original acquisition cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights have diminished below cost, an impairment is recorded.

b)	Development costs and mine plant facilities

Development costs and mine plant facilities are initially recorded at cost. Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

of property, plant and equipment, whereafter they are measured at cost less accumulated depreciation and impairment. Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity, and are capitalised until commercial levels of production are achieved, after which the costs are amortised.

c)	Non-mining fixed assets

Other non-mining fixed assets are shown at cost less accumulated depreciation and impairment.

d)	Depreciation and amortisation

Long-lived assets include mining properties, such as free hold land, metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs. Depreciation and amortisation are charged over the life of the mine based on estimated ore tonnes contained in proven and probable reserves, to reduce the cost to estimated residual values. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Total proven and probable reserves are used in the depreciation calculation. The useful lives for Morila and Loulo are estimated at eight and a minimum of ten years respectively. Short-lived assets which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of between two to five years.

e)	Mining property valuations

The carrying amount of the long-lived assets of the Group are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and net selling price.

In assessing the value in use, the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is derived from the Group’s weighted average cost of capital. An impairment is recognised in the income statement to the extent that the carrying amount exceeds the assets’ recoverable amount. The revised carrying amounts are amortised in line with Group accounting policies. A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognised in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised in prior years. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.

DEFERRED STRIPPING COSTS:    In general, mining costs are allocated to production costs, inventories and ore stockpiles, and are charged to mine production costs when gold is sold. However, the open pit mines have diverse grades and waste-to-ore ratios over the mine life, and hence the costs of waste stripping in excess of the expected pit life average stripping ratio are deferred. These mining costs, which are commonly referred to as ‘‘deferred stripping’’ costs, are incurred in mining activities that are generally associated with the removal of waste rock. The deferred stripping method is generally accepted in the mining industry where mining operations have diverse grades and waste-to-ore ratios. However industry practice does vary. Stripping costs (including any adjustment through the deferred stripping asset) are treated as a production cost and included in the valuation of inventory. The expected pit life stripping ratios

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

are recalculated annually in light of additional knowledge and changes in estimates. These ratios are calculated as the ratio of the total of waste tonnes deferred at the calculation date and future anticipated waste to be mined, to anticipated future ore to be mined. Changes in the mine plan, which will include changes in future ore and waste tonnes to be mined, will therefore result in a change of the expected pit life average stripping ratio, which will impact prospectively on amounts deferred or written back. If the expected pit life average stripping ratio is revised upwards, relatively lower stripping costs will, in the future, be deferred in each period, or a relatively higher amount of charges will be written back, thus impacting negatively upon earnings. The opposite is true when the expected pit life average stripping ratio is revised downwards, resulting in more costs being deferred and a positive impact on earnings during the period of cost deferral. Any costs deferred will be expensed in future periods over the life of the pit, resulting in lower earnings in future periods. This method of accounting has the effect of smoothing costs over the life of the project.

INVENTORIES:    Include ore stockpiles, gold in process and supplies and spares, and are stated at the lower of cost or net realisable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold produced inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and mine G&A but excluding transport, refining and taxes. Net realisable value is determined with reference to current market prices. Stockpiles consist of two types of ore, high grade and medium grade ore, which will be processed through the processing plant. In the case of Morila, high grade ore is defined as ore above 4 g/t and medium grade is defined as ore above 2 g/t. For Loulo, high grade ore is defined as ore above 3.7 g/t and medium grade is defined as ore above 1.5 g/t. Both high and medium grade stockpiles are currently being processed and all ore is expected to be fully processed within the life of mine. This does not include high grade tailings at Morila which are carried at zero value due to uncertainty as to whether they will be processed through the plant. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimised based on the known mineral reserves, current plant capacity and mine design. Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items.

INTEREST:    Is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing cost is expensed as incurred except to the extent that it relates to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalised as part of property, plant and equipment.

FINANCIAL INSTRUMENTS:    These are measured as set out below. Financial instruments carried on the balance sheet include cash and cash equivalents, receivables, accounts payable and accrued liabilities, borrowings and derivative financial instruments.

DERIVATIVES:    Derivatives are initially recognised at fair value on the date a derivative contract is entered into (trade date) and are subsequently remeasured at their fair value, unless they meet the criteria for the ‘‘normal purchases normal sales’’ exemption. On the date a derivative contract is entered into, the Group designates the derivative for accounting purposes as either a hedge of the fair value of a recognised asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). Changes in the fair value of a derivative that is highly effective in offsetting changes in the cash flow of the hedged item, and that is designated and qualifies as a cash flow hedge, are recognised directly in equity. Amounts deferred in equity are included in the income statement in the same periods during which the hedge firm commitment or forecasted transaction affects net profit or loss. Recognition of gains and losses on derivatives which meet the criteria for own use are deferred until settlement. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

in the income statement. The Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designated as hedges to specific assets and liabilities or to specific firm commitments for forecasted transactions. The Group formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement. The Group does not have any fair value hedges.

RECEIVABLES:    Are recognised initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, receivables are measured at amortised cost, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

CASH AND CASH EQUIVALENTS:    Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

REHABILITATION COSTS:    The net present value of estimated future rehabilitation cost is recognised and provided for in the financial statements and capitalised within mining assets on initial recognition. Rehabilitation will generally occur on closure or after closure of a mine. Initial recognition is at the time of the disturbance occurring and thereafter as and when additional disturbances take place. The estimates are reviewed annually to take into account the effects of inflation and changes in estimates and are discounted using rates that reflect the time value of money. Annual increases in the provision due to the passage of time are recognised in the income statement as an accretion expense. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are capitalised to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is amortised as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred. Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

PROVISIONS:    Are recognised when the Group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

BORROWINGS:    Are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

ACCOUNTS PAYABLE:    Are stated at cost adjusted for payments made to reflect the value of the anticipated economic outflow of resources.

DEFERRED TAXATION:    Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

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

(d)	Share options

The fair value of the employee services received in exchange for the grant of options or shares after 7 November 2002 is recognized as an expense. The total amount to be expensed rateably over the vesting period is determined by reference to the fair value of

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

the options or shares determined at the grant date, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of shares that the employee will ultimately receive. This estimate is revised at each balance sheet date and the difference is charged or credited to the income statement, with a corresponding adjustment to equity. The proceeds received on exercise of the options net of any directly attributable transaction costs are credited to equity. Refer to note 6.

FINANCE LEASES:    Leases of plant and equipment where the Group assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the income statement over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets, or over the lease term if shorter.

REVENUE RECOGNITION:    The Group enters into contracts for the sale of gold. Revenue arising from gold sales under these contracts is recognized when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are met when the gold leaves the mine’s smelt-house. As sales from gold contracts are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the Group’s best estimate of the contained metal. Subsequent adjustments are recorded in revenue to take into account final assay and weight certificates from the refinery, if different from the initial certificates. The differences between the estimated and actual contained gold have not been significant historically.

EXPLORATION AND EVALUATION COSTS:    The Group expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realised, ie. ‘‘probable.’’ In evaluating if expenditures meet this criterion to be capitalised, the directors utilise several different sources of information depending on the level of exploration. While the criteria for concluding that an expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.

(a)	Exploration and evaluation expenditure on greenfields sites, being those where the Group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until a final feasibility study has been completed, after which the expenditure is capitalised within development costs if the final feasibility study demonstrates that future economic benefits are probable.

(b)	Exploration and evaluation expenditure on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a pre-feasibility study, after which the expenditure is capitalised as a mine development cost. A ‘‘pre-feasibility study’’ consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The pre-feasibility

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the Group will obtain future economic benefit from the expenditures.

(c)	Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost following the completion of an economic evaluation equivalent to a pre-feasibility study. This economic evaluation is distinguished from a pre-feasibility study in that some of the information that would normally be determined in a pre-feasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that more likely than not the Group will obtain future economic benefit from the expenditures.

Costs relating to property acquisitions are also capitalised. These costs are capitalised within development costs.

Prior to 2004, all exploration and evaluation expenditure was expensed as incurred. This policy reflected the fact that all significant exploration and evaluation expenditure in prior years related to greenfields sites. However, during the year ended December 31, 2004 and 2005 the Group incurred significant exploration and evaluation expenditure around an existing mineral deposit for the first time. Accordingly, the policy wording has been expanded to allow for this new event by explaining the circumstances in which exploration and evaluation expenditure should be capitalized, being those where it is probable that a future economic benefit will be generated.

Under the policy described above, expenditure of US$3.2 million incurred during the year ended December 31, 2005 (2004: US$3.9 million) relating to the underground development study at Loulo has been capitalized. This expanded policy does not affect the treatment of exploration and evaluation expenditure incurred in prior years.

EARNINGS PER SHARE:    Is computed by dividing net income by the weighted average number of ordinary shares in issue during the year.

FULLY DILUTED EARNINGS PER SHARE:    Is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Some of the accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgements are subject to an inherent degree of uncertainty and are based on historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Future rehabilitation obligations

The net present value of current rehabilitation estimates have been discounted to their present value at 6% per annum, being an estimate of the cost of borrowings. Expenditure is expected to be incurred at the end of the respective mine lives.

Gold price assumptions

The following gold price was used in the mineral reserves open pit optimization calculation:

Long term gold price : US$425

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

Uncertainties relating to transactions with a contractor

As explained in note 24 to the financial statements, there are uncertainties relating to the value of the securities held in respect of advances to a contractor and also a claim and counterclaim relating to the Loulo development. The amounts reflected in the financial statements reflect the directors best estimate of the amount that will be recovered in respect of the advances and the outcome of the dispute relating to the cost of the development.

Deferred stripping

As explained in notes 2 and 10, the Group defers certain stripping costs based on the expected life of mine stripping ratio. This ratio is monitored on a regular basis and updated where appropriate, for example to reflect changes to the life of mine plan.

In addition, the Group has to apply judgement in determining whether exploration and evaluation expenditure should be capitalised or expensed, under the policy described in note 2.

4.	INCOME AND MINING TAXES

US$000	Note	Dec. 31 2005	Dec. 31 2004	Dec. 31 2003
Current taxation		3,127	—	—
Deferred taxation	11	1,208	—	—
		4,335	—	—
The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the Group’s Malian operations.
Profit before tax		45,222	18,793	47,175
Tax calculated at tax rate of 35%		15,828	6,577	16,511
Income not subject to tax:
•Mali tax holiday differences		(11,493)	(6,577)	(16,511)
Taxation charge		4,335	—	—

The Group is not subject to income tax in Jersey. Morila SA benefited from a five year tax holiday until 14 November 2005. Loulo SA also benefits from a five year tax holiday in Mali. The tax holiday commenced on 8 November 2005. The benefit of the tax holiday to the Group was to increase its net income by US$11.5 million, US$6.6 million and US$16.5 million respectively for the years ended December 31, 2005, 2004 and 2003.

The Morila and Loulo operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2005 and 2004 respectively, for deduction against future mining income.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

5.	EARNINGS PER SHARE

	FOR THE YEAR ENDED DECEMBER 31, 2005
	Income (numerator) US$000	Share (denominator)	Per share Amount US$
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2005	—	59,226,694	—
Weighted number of shares issued	—	2,475,088	—
Income available to shareholders	38,538	61,701,782	0.62
EFFECT OF DILUTIVE SECURITIES
Weighted stock options issues to employees	—	2,127,214	—
Fully diluted earnings per share	38,538	63,828,996	0.60

	FOR THE YEAR ENDED DECEMBER 31, 2004
	Income (numerator) US$000	Share (denominator)		Per share Amount US$
Shares outstanding January 1, 2004	—	58,520,770	*	—
Weighted number of shares issued	—	349,862		—
Income available to shareholders**	18,793	58,870,632		0.32	**
EFFECT OF DILUTIVE SECURITIES
Weighted stock options issued to employees	—	1,125,625		—
Fully diluted earnings per share**	18,793	59,996,257		0.31	**

	FOR THE YEAR ENDED DECEMBER 31, 2003
	Income (numerator) US$000	Share (denominator)		Per share Amount US$
Shares outstanding January 1, 2003	—	55,327,480	*	—
Weighted number of shares issued	—	2,113,880	*	—
Income available to shareholders*	47,526	57,441,360	*	0.83
EFFECT OF DILUTIVE SECURITIES
Weighted stock options issued to employees	—	162,004	*	—
Fully diluted earnings per share*	47,526	57,603,364	*	0.83

*	Reflects adjustments resulting from the sub-division of shares.

**	Reflects adjustments resulting from the adoption of IFRS 2 : Share-based payment.

6.	CHANGES IN ACCOUNTING POLICY

The Group adopted IFRS 2 ‘‘Share-based payment’’(‘‘IFRS 2’’) on 1 January 2005. The standard requires an entity to recognise share-based payment transactions in its financial statements. In accordance with the Standard’s transitional provisions, the Group applied IFRS 2 to share options that were granted after 7 November 2002 and had not yet vested at the effective date of 1 January 2005. This change in accounting policy has been accounted for retrospectively, and the financial statements for 2004 have been restated. The effect of the change for the year ended December 31, 2005 is the recognition of share-based payment expense of US$2.2 million (2004: US$1.3 million). No share options were granted from 7 November 2002 to December 31, 2003, hence no share-based payment expense in 2003. This

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

change impacted basic earnings per share by US$0.03 (2004: US$0.02) and fully diluted earnings per share by US$0.03 (2004: US$0.02).

Share-based payments

The measurement of the fair value of employee services received as consideration for equity instruments of the Company, is calculated using the Black-Scholes option pricing model.

The key assumptions used in this model for options granted during the year were as follows:

	Note	2005	2004
Expected life		3 years	3 years
Volatility	6.1	52.12%	46.3%
Risk free interest rate		3.72%	2.88%
Dividend yield		0%	0%
Weighted average share price on grant and valuation date	6.2	US$12.78	US$8.05
Weighted average exercise price	6.3	US$12.78	US$8.05

6.1	Volatility is based on the three year historical volatility of the Company’s shares on each grant date.

6.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

6.3	The weighted average exercise price is calculated taking into account the exercise price on each grant date. Please refer to pages F-33 through F-36 for details provided on share options, including the number and weighted average exercise price of share options outstanding at the beginning and end of each period, options granted, exercised and lapsed during the period.

The Group has amended the format of its income statement so that all expenditure is classified according to its function. As a result, the amounts previously reported as ‘‘mine production costs’’, ‘‘movement in production inventory and ore stockpiles’’, ‘‘transfer from/(to) deferred stripping’’, ‘‘depreciation and amortisation’’ and ‘‘general and administrative expenses’’ have been combined under the heading ‘‘mining and processing costs’’. Comparatives for the years ended December 31, 2004 and December 31, 2003, have been amended to reflect this new format, and the individual components within ‘‘mining and processing costs’’ are disclosed in note 26 to the financial statements.

7.	RECEIVABLES INCLUDING PREPAYMENTS

US$000	Dec. 31, 2005	Dec. 31, 2004
Trade	10,761	4,057
Taxation debtor	19,999	12,356
Advances to contractors	12,169	893
Prepayments	4,637	5,348
Other	352	1,013
	47,918	23,667

Advances to contractors comprise advances made to the main contractor at Loulo, MDM Ferroman (Pty) Ltd (‘‘MDM’’). MDM was the contractor responsible for construction of the Loulo mine until the main construction contract was taken back on December 30, 2005. Significant uncertainties exist relating to the value of the securities supporting these advances. More detail is given in note 24 to the financial statements.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

The taxation debtor relates to indirect taxes owing to the Group by the State of Mali.

8.	INVENTORIES AND ORE STOCKPILES

US$000	Dec. 31, 2005	Dec. 31, 2004
Consumable stores	12,681	6,091
Short term portion of ore stockpiles	21,994	803
Gold in process	2,236	2,868
	36,911	9,762
Long term portion of ore stockpiles	27,868	12,054
	64,779	21,816

Ore stockpiles have been split between long and short term based on current life of mine plan estimates. All ore stockpile inventory consists of unprocessed raw ore.

9.	PROPERTY, PLANT AND EQUIPMENT

Mine properties, mine development costs and mine plant facilities and equipment.

US$000		Dec. 31, 2005	Dec. 31, 2004
Cost At the beginning of year		151,639	174,304
Disposal of Syama	23	—	(92,994)
Additions *		84,692	70,329
		236,331	151,639
Accumulated depreciation and amortisation
At beginning of year		21,785	102,373
Disposal of Syama	23	—	(89,326)
Disposals		—	—
Charge for the year		11,910	8,738
		33,695	21,785
NET BOOK VALUE		202,636	129,854

*	This includes a rehabilitation asset of $5.5 million at Loulo which was created in 2005. Refer note 13.

LONG-LIVED ASSETS

Included in property, plant and equipment are long-lived assets which are amortized over the life of the mine and comprise the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was US$198.4 million as at December 31, 2005 (2004: US$111.1 million).

SHORT-LIVED ASSETS

Included in property, plant and equipment are short-lived assets which are amortized over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was US$4.2 million as at December 31, 2005 (2004: US$9.1 million).

UNDEVELOPED PROPERTY

Included in property, plant and equipment are undeveloped property costs of US$9.7 million (2004: US$9.7 million).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

Refer to note 15 for assets collateralized under finance lease. Borrowing costs capitalized as part of additions were US$3.2 million (2004: US$0.8 million)

10.	DEFERRED STRIPPING COSTS

US$000	Dec. 31, 2005	Dec. 31, 2004
Opening balance	14,884	10,885
(Utilised)/additions during the period	(11,197)	3,999
	3,687	14,884
Short term portion	(1,127)	(6,370)
Non-current portion	2,560	8,514

The deferred stripping balances at the end of 2005 and 2004 pertain to the Morila mine. In terms of the life of mine plan, pre-stripping is performed in the earlier years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred to later years. These costs are being released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping for Morila were 4.93 in 2005 and 4.36 in 2004. These stripping ratios were calculated taking into account the actual strip ratios achieved of 2.49 and 3.98 for 2005 and 2004 respectively.

11.	DEFERRED TAXATION

US$000	Note	Dec, 31 2005	Dec 31, 2004
Deferred tax is calculated on temporary differences under the liability method using a tax rate of 35% (2004: 35%).
The movement on deferred taxation is as follows:
At the beginning of the year		—	—
Income statement charge	4	1,208	—
At the end of the year		1,208	—
Deferred taxation assets and liabilities comprise of the following:
Deferred stripping		1,227	—
Deferred taxation liability		1,227	—
Depreciation in excess of tax allowances		(19)	—
Deferred taxation asset		(19)	—
Net deferred taxation liability		1,208	—

US$0.8 million is expected to be recovered in more than 12 months.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

US$000	Dec. 31 2005	Dec. 31 2004
Trade payables	16,776	6,064
Payroll and other compensation	2,887	532
Accruals	6,169	5,105
Other	2,981	2,727
	28,813	14,428

13.	RECLAMATION AND REMEDIATION LIABILITIES

US$000		Dec. 31, 2005	Dec. 31, 2004
Opening balance		3,701	5,962
Disposal of Syama	23	—	(2,438)
Accretion expense		254	177
Additional disturbances		5,525	—
		9,480	3,701

As at December 31, 2005, US$5.5 million of the provision relates to Loulo (December 31, 2004: US$nil) which is based on estimates provided by environmental consultants in connection with the Loulo feasibility study. The remaining US$3.9 million relates to Morila (December 31, 2004: US$3.7 million). The provisions for rehabilitation costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate derived from the risk free rate. Limited environmental rehabilitation regulations currently exist in Mali to govern the mines, so the directors have based the provisions on environmental rehabilitation using the standards as set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up to date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the Group’s estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. The Group is committed to rehabilitation of its properties. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate.

14.	BORROWINGS

US$000	Note	Dec. 31 2005	Dec. 31 2004
Morila power plant finance lease	14.1	4,792	5,787
Morila oxygen plant finance lease	14.2	884	1,045
Loulo project finance loan	14.3	60,010	35,042
Loulo CAT finance lease	14.4	6,843	—
		72,529	41,874
Less: current portion		(22,991)	(1,156)
		49,538	40,718

All loans are secured and have variable interest rates, except for the Loulo CAT finance lease.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

14.1	Morila power plant finance lease

The Morila power plant finance lease relates to five generators leased from Rolls-Royce for Morila. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate of interest which as at December 31, 2005 was approximately 20% per annum. The lease is collateralised by plant and equipment whose net book value at December 31, 2005 amounted to US$4.8 million (2004: US$5.8 million). Average annual lease payments of US$1.5 million are payable in instalments over the term of the lease. The Company has, together with AngloGold Ashanti, jointly guaranteed the repayment of this lease.

14.2	Morila oxygen plan finance loan

The Morila oxygen plant finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which as at December 31, 2005 was approximately 3.09% per annum. The lease is collateralised by the production units whose net book value at December 31, 2005 amounted to US$0.8 million (2004 : US$1.0 million).

14.3	Loulo project finance loan

The US$60 million Loulo project loan was arrange by N M Rothschild & Sons and SG Corporate & Investment Banking, who have been joined in the facility by Absa Bank and HVB Group, and is repayable between June 2006 and September 2009. A first installment of US$35 million was drawn against the loan in December 2004. A further US$25 million was drawn down in 2005. The loan is collateralised over the assets of the Loulo project with a carrying amount of US$161.1 million (2004: US$82.3 million). Additionally, the Company has pledged its interest in Randgold Resources (Somilo) Limited and related assets, and Randgold Resources (Somilo) Limited has pledged its interest in Somilo and related assets to secure Somilo’s obligations under this loan. The loan is guaranteed by Randgold Resources until economic completion of the project has been achieved, which is expected before December 31, 2007. The loan bears interest at LIBOR plus 1.75% pre-completion of the Loulo capital programme, or at any time when Randgold Resources continues to be a guarantor of the facility. Post completion until the fourth anniversary of signing facility documentation, the interest rate is LIBOR plus 2.10% and thereafter 2.25%. The weighted average interest rate for the year amounted to 5.14%. Under the terms of this loan, the Group is required to enter into certain gold price forward sales. 365,000 ounces of gold have been sold forward over the financial years 2006 to 2009, at an average forward gold price of US$433 per ounce. The facilities are margin free.

Various debt covenants apply to the loan, including:

•	Limitations on material asset disposals and acquisitions;

•	Restrictions with regards to the repayment of intercompany debt or dividend payments by Somilo;

•	Maintain insurance with reputable insurance companies;

•	Establish a Debt Service Reserve Account with the minimum credit balance on all dates equal to the aggregate amount of premium accruing in connection with the Political Risk Insurance during the six month period commencing on such date;

•	Certain financial ratios need to be adhered to throughout the loan agreement.

14.4	Loulo CAT finance lease

The Caterpillar finance facility relates to fifteen 3512B HD generator sets And ancillary equipment purchased from JA Delmas and financed by a loan from Caterpillar Finance for

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

Loulo. The lease is payable quarterly over 42 months commencing August 1, 2005, and bears interest at a fixed rate of 6.03% per annum. The Company together with Randgold Resources (Somilo) Limited jointly guaranteed the repayment of this lease. The average lease payments of US$0.5 million are payable in instalments over the term of the lease.

14.5    Maturities

US$000	Dec. 31 2005	Dec. 31 2004
The borrowings mature over the following periods:
Not later than 1 year	22,991	1,156
Later than 1 year and not later than 5 years	49,304	39,434
Later than 5 years	234	1,284
	72,529	41,874

14.6    Finance lease liabilities — minimum lease payments

US$000	Dec 31, 2005	Dec 31, 2004
Balance of leases outstanding	16,320	11,137
Future finance charges on leases	(3,801)	(4,305)
Present value of finance lease liabilities	12,519	6,832

15.	LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES

US$000	Note	Dec. 31 2005	Dec. 31 2004
SOMILA	15.1
Government of Mali – principal amount		551	632
Deferred interest		1,932	1,943
Loans		2,483	2,575
Accumulated profit/(losses)		1,395	(954)

15.1    Somilo

The Government of Mali loan to Somilo is uncollateralised and bears interest at the base rate of the Central Bank of West African States plus 2%. The accrual of interest ceased in the last quarter of the year per mutual agreement between the shareholders. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans. As at December 31, 2004, the losses of Somilo were attributed to the minority shareholders as their loans are not repayable until there is ‘‘net available cash’’. In the event of a liquidation of Somilo the shareholders loans and deferred interest are not guaranteed.

16.	FINANCIAL LIABILITIES

US$000	Dec. 31 2005	Dec. 31 2004
Forward gold sales	43,090	15,668
Less: non-current portion	(34,151)	(15,448)
Current portion	8,939	220

The financial liabilities relate to the Loulo forward gold sales which qualify for hedge accounting. These derivative instruments are further detailed in note 20.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

17.	EMPLOYMENT COSTS

The Group contributes to several defined contribution provident funds. The provident funds are funded on the ‘‘money accumulative basis’’ with the members’ and Group’s contributions having been fixed in the constitutions of the funds. All the Group’s employees other than those directly employed by West African subsidiary companies, are entitled to be covered by the abovementioned retirement benefit plans. Retirement benefits for employees employed by West African subsidiary companies, are provided by the state social security system to which the Group and employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Group for the years ended December 31, 2005 and December 31, 2004 amounted to $0.2 million and $0.2 million respectively. Total staff cost including the above was US$7.9 million (2004: US$3.6 million). This includes the total charge for share-based payments relating to directors and employees, which amounted to US$2.2 million (2004: US$1.3 million).

18.	SEGMENT INFORMATION

The Group’s mining and exploration activities are conducted in West and East Africa. An analysis of the Group’s business segments, excluding intergroup transactions, is set out below. Syama was on care and maintenance from December 2001, until its sale to Resolute in April 2004. The Group undertakes exploration activities in East and West Africa which are included in the corporate and exploration segment.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

	US$000	Group’s 40% share of Morila Mine	Loulo	Corporate and Exploration	Total
A)	YEAR ENDED DECEMBER 31, 2005 PROFIT AND LOSS Goldsales	120,814	30,688	—	151,502
	Mining and processing costs excluding depreciation	(48,852)	(9,258)	—	(58,110)
	Depreciation and amortisation	(7,206)	(4,704)	—	(11,910)
	Mining and processing costs	(56,058)	(13,962)	—	(70,020)
	Transport and refining costs	(288)	(72)	—	(360)
	Royalties	(8,398)	(1,875)	—	(10,273)
	Exploration and corporate expenditure	(442)	(2,193)	(21,414)	(24,049)
	Gain on forward gold sales	—	45	—	45
	Net other expenses, gains & losses	(740)	—	(832)	(1,572)
	Accretion expense on provision for environmental rehabilitation	(254)	—	—	(254)
	Interest expense	(1,180)	(681)	—	(1,861)
	Interest received	174	—	1,890	2,064
	Profit before income tax	53,628	11,950	(20,356)	45,222
	Income tax expense	(4,335)	—	—	(4,335)
	Net profit	49,293	11,950	(20,356)	40,887
	CAPITAL EXPENDITURE	(1,742)	(82,950)	—	(84,692)
	TOTAL ASSETS	121,082	206,412	143,978	471,472
	TOTAL EXTERNAL LIABILITIES	23,664	130,280	3,913	157,857
	DIVIDENDS (PAID)/RECEIVED	(35,880)	—	35,880	—
	NET CASH FLOWS GENERATED BY/(UTILISED IN) OPERATIONS	33,712	9,510	(13,486)	29,736
	NET CASH FLOWS UTILISED IN INVESTING ACTIVITIES	(1,742)	(82,751)	—	(84,493)
	NET CASH (UTILISED IN) /GENERATED FROM FINANCING ACTIVITIES	(1,156)	24,877	105,248	128,969
	NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	30,814	(48,364)	91,762	74,212

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

	US$000	Group’s 40% share of Morila Mine	Syama	Loulo	Corporate and Exploration	Total
B)	YEAR ENDED DECEMBER 31, 2004 PROFIT AND LOSS
	Gold sales	73,330	—	—	—	73,330
	Mining and processing costs excluding depreciation	(31,766)	—	—	—	(31,766)
	Depreciation and amortisation	(8,738)	—	—	—	(8,738)
	Mining and processing costs	(40,504)	—	—	—	(40,504)
	Transport and refining costs	(233)	—	—	—	(233)
	Royalties	(5,304)	—	—	—	(5,304)
	Exploration and corporate expenditure	(571)	—	—	(16,279)	(16,850)
	Gain on forward gold sales	—	—	—	2,232	2,232
	Net other expenses, gains & losses	(1,179)	(658)	—	1,656	(181)
	Accretion expense on provision for environmental rehabilitation	(177)	—	—	—	(177)
	Interest expense	(1,569)	—	—	(54)	(1,623)
	Interest received	17	—	—	1,016	1,033
	Profit on sale of Syama	—	—	—	7,070	7,070
	Income/(loss) before tax and minority interest	23,810	(658)	—	(4,359)	18,793
	Tax and minority interest	—	—	—	—	—
	Net income/(loss)	23,810	(658)	—	(4,359)	18,793
	CAPITAL EXPENDITURE	(1,766)	—	(68,443)	(120)	(70,329)
	TOTAL ASSETS	104,861	—	77,117	86,483	268,461
	TOTAL EXTERNAL LIABILITIES	19,227	—	55,015	1,429	75,671
	DIVIDENDS (PAID)/RECEIVED	(2,800)	—	—	2,800	—
	NET CASH FLOWS GENERATED BY/(UTILISED IN) OPERATIONS	16,270	(658)	—	(11,321)	4,291
	NET CASH FLOWS GENERATED BY/(UTILISED) INVESTING ACTIVITIES	2,116	—	(67,552)	8,451	(56,985)
	NET CASH (UTILISED IN) /GENERATED FROM FINANCING ACTIVITIES	(20,805)	—	35,000	11,264	25,459
	NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(2,419)	(658)	(35,552)	8,394	(27,235)

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

	US$000	Group’s 40% share of Morila Mine	Syama	Loulo	Corporate and Exploration	Total
C)	YEAR ENDED DECEMBER 31, 2003 PROFIT AND LOSS
	Gold sales	109,573	—	—	—	109,573
	Mining and processing costs excluding depreciation	(23,989)	—	—	—	(23,989)
	Depreciation and amortisation	(10,269)	—	—	—	(10,269)
	Mining and processing costs	85,584	—	—	—	85,584
	Transport and refining costs Royalties	(7,648)	—	—	—	(7,648)
	Exploration and corporate expenditure	(752)	—	(1,757)	(14,498)	(17,007)
	Gain on forward gold sales	499	—	—	(2,232)	(1,733)
	Net other expenses, gains & losses	(1,387)	(2,069)	—	2,600	(856)
	Accretion expense on provision for environmental rehabilitation
	Interest expense	(1,793)	—	—	(102)	(1,895)
	Interest received	117	—	—	882	999
	Income/(loss) before tax and minority interest	64,351	(2,069)	(1,757)	(13,350)	47,175
	Tax and minority interest	—	—	—	351	351
	Net income/(loss)	64,351	(2,069)	(1,757)	(12,999)	47,526
	CAPITAL EXPENDITURE	4,568	—	—	2,087	6,655
	TOTAL ASSETS	92,657	7,465	7,587	117,716	225,425
	TOTAL EXTERNAL LIABILITIES	31,619	6,095	2,736	5,939	46,389
	DIVIDENDS (PAID)/RECEIVED	(69,600)	—	—	69,600	—
	NET CASH FLOWS GENERATED BY/(UTILISED IN) OPERATIONS	68,531	(1,003)	—	(16,190)	51,338
	NET CASH FLOWS GENERATED BY/(UTILISED) INVESTING ACTIVITIES	(7,755)	—	—	1,744	(6,011)
	NET CASH (UTILISED IN) /GENERATED FROM FINANCING ACTIVITIES	(8,059)	595	—	7,981	517
	NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(16,883)	(408)	—	63,135	45,844

19.	FAIR VALUE AND RISKS OF FINANCIAL INSTRUMENTS

The Group’s financial instruments are set out in note 20. In the normal course of its operations, the Group is exposed to commodity price, currency, interest, liquidity and credit risk. In managing some of these risks, the Group enters into derivative financial instruments. All derivative financial instruments are initially recognised at fair value and subsequently measured at their fair value on the balance sheet.

19.1	Concentration of Credit Risk

The Group’s derivative financial instruments and cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable. Gold bullion, the Group’s principal product, is produced in Mali. The gold produced is sold to reputable gold refineries. Because of the international market for gold the Group believes that no concentration of credit risk exists with respect to the selected refineries to which the gold is sold. Included in receivables is US$20.0 million (2004: US$12.4 million) relating to indirect taxes owing to Morila and Loulo by the State of Mali, which is denominated in FCFA. Receivables also include advances to a contractor totaling US$12.2 million (see note 24).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

19.2	Foreign currency and commodity price risk

In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily Euro and Communauté Financière Africaine Franc). As a result, the Group is subject to transaction exposure from fluctuations in foreign currency exchange rates. In general, the Group does not use derivatives to manage these currency risks. Generally the Group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. Gold sales are disclosed in US dollars and do not expose the Group to any currency fluctuation risk. However, during periods of significant capital expenditure or loan finance, the Group may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices.

19.3	Interest rates and liquidity risk

Fluctuation in interest rates impact on the value of short term cash investments and interest payable on financing activities (including long term loans), giving rise to interest rate risk.

In the ordinary course of business, the Group receives cash from its operations and is required to fund working capital and capital expenditure requirements. The Group generally enters into variable interest bearing borrowings. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. The Group has in the past been able to actively source financing through public offerings, shareholder loans and third party loans. A 1% change in interest rates on the Group’s borrowings will result in a US$0.6 million impact on profit before tax. The Group holds financial investments with an average maturity of 30 days to ensure adequate liquidity.

20.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Group’s financial instruments outstanding at December 31, 2005 and 2004. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

US$000	Note	Dec. 31 2005 Carrying amount	Dec. 31 2005 Fair value	Dec. 31 2004 Carrying amount	Dec. 31 2004 Fair value
Financial assets
Cash and equivalents		152,452	152,452	78,240	78,240
Receivables		47,918	47,918	23,667	23,667
Financial liabilities
Accounts payable		28,813	28,813	14,428	14,428
Short term portion of long term liabilities		22,991	22,991	1,156	1,156
Long term liabilities (excluding loans from outside shareholders)		49,538	49,538	40,718	40,718
Liabilities on forward gold sales	16	43,090	43,090	15,668	15,668
Government of Mali loan		2,483	1,999	2,575	2,575

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

Hedging instruments	Carrying amount US$000	Forward sales Ounces	Forward sales US$/oz
FINANCIAL INSTRUMENTS
Details of the Group’s on balance sheet forward gold sale Contracts as at December 31, 2005 (all treated as cash flow hedges):
Maturity dates
Year ended 2006	8,939	93,498	431
Year ended 2007	12,532	116,004	438
Year ended 2008	10,618	80,498	431
Year ended 2009	11,001	75,000	430
Total	43,090	365,000	433
Hedging instruments	Carrying amount US$000	Forward sales Ounces	Forward sales US$/oz
FAIR VALUE OF FINANCIAL INSTRUMENTS
The figures shown above (and below) relate to the derivative financial instruments taken out as a condition of the Loulo project financing.
FINANCIAL INSTRUMENTS
Details of the Group’s on balance sheet forward gold sale contracts as at December 31, 2004 (all treated as cashflow hedges):
Maturity dates
Year ended 2005	220	12,504	430
Year ended 2006	2,471	93,498	431
Year ended 2007	3,332	103,500	435
Year ended 2008	4,425	80,498	431
Year ended 2009	5,220	75,000	430
Total	15,668	365,000	432

Estimation of Fair Values

Receivables, accounts payable, and cash and equivalents. The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Long-term debt

The fair value of market based floating rate long term debt is estimated using the expected future payments discounted at market interest rates. No fair value is determinable for the loans from minority shareholders as repayment is contingent on net available cash from the projects.

Gold price contracts

The fair value of gold price forward contracts has been determined by reference to quoted market rates at year end balance sheet dates.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

21.	COMMITMENTS AND CONTINGENT LIABILITIES

US$000	Dec. 31 2005	Dec 31 2004
Capital expenditure
Contracts for capital expenditure	6,000	17,119
Authorised but not contracted for	21,253	8,011
	27,253	25,130

Capital commitments relating to the Morila joint venture amount to US$0.5 million (2004: US$1.1 million). If the Group were to early terminate its mining contract at Loulo, it would have to pay a lump sum compensation depending on the maturity of the contract. If the contract was cancelled in 2005 then the payment would have been US$8.3 million (2004: US$10 million). See note 24 concerning a claim in respect of the Loulo development.

22.	RELATED PARTY TRANSACTIONS

The service agreement between the Company and Randgold & Exploration Company Limited was terminated by mutual agreement effective from April 1, 2004. In order to continue to source certain services from South Africa, Seven Bridges Trading 14 (Proprietary) Limited (‘‘Seven Bridges’’), a 100 percent subsidiary of the Company, was incorporated. A service agreement has been entered into between the Company and Seven Bridges whereby Seven Bridges will provide certain administrative services to the Company who wish to prevail on the cost effective services, expertise and materials available in South Africa. Seven Bridges derives its income from the services it provides to the company for which it charges a monthly fee based on the total employment cost to company plus 50 percent. In terms of the Operator Agreement between Morila SA and AngloGold Ashanti Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Ashanti Services Mali SA quarterly in arrears. The attributable management fees for the year ended December 31, 2005 amounted to US$1.0 million (2004: $0.8 million). Purchasing and consultancy services are also provided by AngloGold Ashanti to the mine on a reimbursable basis. The attributable purchases and consultancy services for the year ended December 31, 2005 amounted to US$0.4 million (2004 : US$0.5 million).

Key management personnel compensation was as follows:

US$000	2005	2004
Short term employee benefits	3,853	3,600
Share-based payments	2,053	974
Total	5,906	4,574

23.	SALE OF SYAMA

On April 5, 2004, Resolute Mining purchased the Group’s 80% interest in the Syama mine. Resolute paid the Group US$9.9 million and transaction fees of US$ 1.2 million were incurred. Furthermore, at a gold price of more than US$350 per ounce, the Group would receive a royalty of US$10 per ounce on the first million ounces of production from Syama and US$5 per ounce on the next three million ounces based on the attributable ounces acquired by Resolute Mining. This has not been included in the profit attributable to the sale of Syama and no income has been accrued in the year ended December 31, 2005 as Syama was still on care and maintenance.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

The assets and liabilities of Syama disposed of were as follows:

US$000	Dec. 31 2004
Property, plant and equipment	3,668
Current assets	3,797
Total assets	7,465
Bank overdraft	(1,550)
Other liabilities	(4,351)
Net assets	1,564
Proceeds from sale	(8,634)
Profit on disposal of Syama	(7,070)
Proceeds from sale	8,634
Cash disposed	(63)
Net cash on sale	8,571

24.	SIGNIFICANT UNCERTAINTIES RELATING TO TRANSACTIONS WITH A CONTRACTOR

The directors believe that the Group is entitled to recover US$30 million from MDM Ferroman (Pty) Ltd (‘‘MDM’’), the contractor responsible for construction of the Loulo mine (‘‘the project’’) until the main construction contract was taken back on December 30, 2005. This comprises payments totalling US$17.8 million which have been capitalized as part of the cost of the project and advances of US$12.2 million included in receivables. Of this latter amount,US$5.2 million is secured by various fixed assets, debtors, bank accounts and personal guarantees, and US$7 million is secured by performance bonds.

In addition to legal action being instituted against MDM and related entities to recover these funds from MDM, the Group has obtained a provisional liquidation order against MDM based on an initial claim of US$26 million. An attempt by MDM to have the provisional winding up order rescinded was dismissed on February 3, 2006. Recovery of the full amount from MDM is dependent on the liquidation process and the successful conclusion of the legal action referred to above. The directors believe that the Group has sufficient security to recover the full amount of US$12.2 million, but the ultimate value of the security cannot presently be determined. The consolidated financial statements do not reflect any additional provision that may be required if the security is found to be worth less than the receivable.

On January 22, 2006, MDM purported to submit a claim amounting to US$29 million in respect of variations, extension of time and additional costs incurred in respect of the project. This claim has not been submitted in terms of the provisions of the contract, which is a fixed lump sum turnkey project, and the directors believe that, apart from variations already agreed, no additional amounts are due to MDM. However, the ultimate outcome of this matter cannot presently be determined. The consolidated financial statements do not reflect any adjustment to the cost of the Loulo development that may arise from this claim and counterclaim, or any charge that may arise from MDM’s inability to settle amounts that are determined to be payable by MDM to the Group. The directors believe it is unlikely that this dispute will be resolved in MDM’s favour.

At a hearing on June 20, 2006, judgment in respect of a final order for the liquidation of MDM was reserved and the provisional winding up order extended to July 18, 2006, when the judge will furnish the judgment.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

25.	MINING AND PROCESSING COSTS

Mining and processing costs comprise:

US$000	Year ended Dec. 31 2005	Year ended Dec. 31 2004	Year ended Dec. 31 2003
Mine production cost	66,612	37,468	26,195
Movement in production inventory and ore stockpiles	(27,137)	(8,512)	(6,229)
Transfer from/(to) deferred stripping	11,197	(3,999)	(3,483)
Depreciation and amortization	11,910	8,738	10,269
General and administration expenses	7,438	6,809	6,108
	70,020	40,504	32,860

26.	SUBSEQUENT EVENTS

No material subsequent events occurred.

27.	RECONCILIATION TO U.S. GAAP

The Group’s consolidated financial statements included in this annual report have been prepared in accordance with IFRS, which differs in certain significant respects from accounting principles generally accepted in the United States (‘‘U.S. GAAP’’). The principal differences between IFRS and U.S. GAAP that affect consolidated net income for the years ended December 31, 2005, 2004 and 2003 and total shareholders’ equity as at December 31, 2005 and December 31, 2004 are presented below.

Reconciliation of Net Income

	2005 $'000	2004 $'000	2003 $'000
Net income attributable to equity shareholders as reported under IFRS	38,538	18,793	47,526
Share-based payment compensation	1,060	2,011 *	(4,780)
Exploration and evaluation costs	(3,179)	(3,916)	—
Net income under U.S. GAAP before cumulative effect of change in accounting principle	36,419	16,888	42,746
Cumulative effect of change in accounting principle (adoption of FAS143)	—	—	214
Net income under U.S. GAAP	36,419	16,888	42,960
Other comprehensive income: Movement in cash flow hedges during the period	(27,467)	(8,265)	890
Comprehensive income under U.S. GAAP	8,952	8,623	43,850
Basic earnings per share under U.S. GAAP ($)	0.59	0.29	0.75#
* Weighted average number of shares used in the computation of basic earnings per share	61,701,782	58,870,632	57,441,360#
Fully diluted earnings per share under U.S. GAAP ($)	0.57	0.28	0.74#
*Weighted average number of shares used in the computation of fully diluted earnings per share	63,828,996	59,996,257	57,603,364#

*	Restated to reflect adoption of IFRS 2

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

#	Reflects adjustments arising from the subdivision of shares

Reconciliation of shareholders’ equity

US$000	2005	2004
Shareholders’ equity as reported under IFRS	309,737	191,169
Exploration and evaluation costs	(7,095)	(3,916)
Shareholders’ equity under U.S. GAAP	302,642	187,253

SHARE-BASED PAYMENTS

The Company has an employee share option scheme (‘‘Randgold Resources Share Option Scheme’’ hereafter referred to as the RRSO scheme) under which all employees may be granted options to purchase shares in the Group’s authorized but unissued common stock. As at December 31, 2005 and December 31, 2004 1,869,951 and 794,362 shares respectively were available to be granted in terms of the RRSO scheme rules.

The board awarded the CEO restricted stock amounting to 150,000 shares under the terms of the service agreement entered into with Dr DM Bristow. The award entitled the CEO to 50,000 shares at the end of each year of a three year period which commenced on January 1, 2004.

An award was given to each non-executive director as part of their remuneration that amounted to $30,000 to be translated into a number of ‘restricted’ shares. The shares are to vest over a three year period from the date of the award. The first awards were granted on January 1, 2005. Vesting would accelerate on the following conditions:

•	Termination other than resignation or dismissal;

•	Voluntary retirement after the age of 65 with a minimum of three years service as a director; and

•	Change in control of the company.

Prior to January 1, 2005, there was no requirement to recognize share-based compensation expense under IFRS. The Group adopted IFRS 2 ‘‘Accounting for Share-based Payments’’ (‘‘IFRS 2’’) from January 1, 2005. As discussed in note 6, the Company applied IFRS 2 to share options that were granted after November 7, 2002 and had not yet vested at the effective date of January 1, 2005. The change in accounting policy under IFRS has been accounted for retrospectively, and the financial statements for 2004 has been restated. For options granted before November 7, 2002 there is no requirement to recognize compensation expense under IFRS. For U.S. GAAP purposes, the Group continues to account for its share option and share purchase plans under Accounting Principles Board Opinion No. 25 ‘‘Accounting for Stock Issued to Employees’’ (‘‘APB 25’’) and related interpretations, as permitted by Statement of Financial Accounting Standards No. 123 ‘‘Accounting for Stock based Compensation’’(‘‘FAS 123’’). This adjustment therefore reverses the compensation expense recorded under IFRS 2 for 2005 and 2004, and records the compensation expense under APB 25. The compensation expense under APB 25 relates mainly to the share options that were cancelled and reissued in 2001, as well as the restricted shares granted to directors.

Share option activity was as follows (all figures are number of shares, except for average price per share data):

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

	Available for grant	Number of shares	Average price per share ($)
BALANCE AT DECEMBER 31, 2002	576,546	5,291,548	2.46
Adjustment to balance following increase in share capital	479,018	—	—
Options exercised during the year	—	(2,418,090)	—
Options added back i.t.o. Rule 3.2 of RRSO	775,200	(775,200)	—
Options granted during the year	—	—	—
Options lapsed during the year	110,862	(110,862)	1.74
BALANCE AT DECEMBER 31, 2003	1,941,626	1,987,396	3.14
Adjustment to balance following increase in share capital	979	—	—
Options exercised during the year	—	(6,000)	11.07
Options granted during the year	—	—	—
Options lapsed during the year	—	—	—
Balance prior to share split	1,942,605	1,981,396	2.88
Adjustment to balance following increase in share capital	114,260	—	—
Options exercised during the year	—	(702,925)	9.05
Options granted during the year	(1,316,003)	1,316,003	8.05
Options lapsed during the year	53,500	(53,500)	3.25
BALANCE AT DECEMBER 31, 2004	794,362	2,540,974	5.35
Adjustment to balance following increase in share capital	1,315,589	—	—
Options exercised during the year	—	(617,260)	13.36
Options granted during the year	(249,000)	249,000	13.79
Options lapsed during the year	9,000	(9,000)	12.78
BALANCE AT DECEMBER 31, 2005	1,869,951	2,163,714	—

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

The table below summarizes the information about the options outstanding:

		OUTSTANDING OPTIONS
	Number of Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price ($)
Range of Exercise Price ($)
AT DECEMBER 31, 2005
1.25 – 2.13	128,756	5.11	1.81
2.50 – 3.50	283,402	6.29	3.25
5.00 – 8.25	182,556	1.44	7.82
8.05 – 8.05	1,329,000	8.59	8.05
12.78 – 16.15	240,000	9.59	14.17
	2,163,714	7.59	7.71
AT DECEMBER 31, 2004
1.25 – 2.13	233,566	5.95	1.80
2.50 – 3.50	855,862	7.42	3.22
5.00 – 8.25	247,546	2.43	7.80
8.05 – 8.05	1,204,000	9.59	8.05
	2,540,974	7.83	5.82

The table below summarizes the information about the RRSO options that are exercisable as at December 31, 2005 and 2004:

	EXERCISABLE OPTIONS
	Number of Shares	Weighted Average Exercise Average ($)
Exercise Price ($)
AT DECEMBER 31, 2005
1.25 – 2.13	128,756	1.81
2.50 – 3.50	283,402	3.25
5.00 – 8.25	182,556	7.82
	594,714	4.34
AT DECEMBER 31, 2004
1.25 – 2.13	217,566	1.78
2.50 – 3.50	288,200	3.25
5.00 – 8.25	192,556	7.68
	698,322	4.01

The following table illustrates the effect on net income and earnings per share, as determined under U.S. GAAP, as if the Group had applied the fair value recognition provisions of FAS 123, for share-based employee compensation (in thousands except for earnings per share information).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

	2005 $’000	2004 $’000	2003 $’000
Net income as reported under U.S. GAAP	36,419	16,888	42,960
Plus: Share-based compensation (benefit) expense recognized under APB 25	1,183	(690)	4,780
Less: Pro-forma share-based compensation expense determined under fair value based method of all awards	(2,516)	(1,940)	(1,219)
Pro-forma net income	35,086	14,258	46,521
Earnings per share:
Basic – as reported ($)	0.59	0.29	0.75	*
Basic – pro forma ($)	0.57	0.24	0.81	*
Fully diluted – as reported ($)	0.57	0.28	0.74	*
Fully diluted – pro forma ($)	0.55	0.24	0.81	*

*	Reflects adjustments resulting from the sub-division of shares

The fair value of options granted in the years ended December 31, 2005 and 2004 in the pro-forma table has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted assumptions:

	Note	2005	2004
Expected life		3 years	3 years
Volatility	6.1	52.12%	46.3%
Risk free interest rate		3.72%	2.88%
Dividend yield		0%	0%
Weighted average share price on grant and valuation date	6.2	US$12.78	US$8.05
Weighted average exercise price	6.3	US$12.78	US$8.05

6.1	Volatility is based on the three year historical volatility of the company’s shares on each grant date.

6.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

6.3	The weighted average exercise price is calculated taking into account the exercise price on each grant date. Please refer to page F-33 through F-36 for details provided on share options, including the number and weighted average exercise price of share options outstanding at the beginning and end of each period, options granted, exercised and lapsed during the period.

No options were granted during the year ended December 31, 2003.

PROVISION FOR ENVIRONMENTAL REHABILITATION

Under IFRS, full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to balance sheet date. Annual increases in the provision relating to the change in the present value of the provision and inflationary increases are shown separately in the consolidated income statement. Previously under U.S. GAAP, expenditure estimated to be incurred on long-term environmental obligations was provided over the remaining lives of the mines through charges in the consolidated income statement. On January 1, 2003 the Group adopted SFAS No. 143 ‘‘Accounting for Obligations Associated with the Retirement of Long-Lived Assets’’ which eliminated this difference.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

EXPLORATION COSTS

During the years ended December 31, 2005 and 2004, the Group has capitalized certain exploration and evaluation expenditure under its IFRS accounting policy because it is considered probable that a future economic benefit will be generated. Under this accounting policy, expenditure of US$3.2 million and US$3.9 million incurred during the years ended December 31, 2005 and 2004 respectively relating to the underground development study at Loulo, have been capitalized. U.S. GAAP is more restrictive regarding the capitalization of such costs, since the project involves a different mining method (underground mine as opposed to an open pit) which means that proven and probable reserves need to be established before expenditure can be capitalized. Therefore, since a final feasibility study had not yet been established, this expenditure was expensed as incurred under U.S. GAAP.

A final feasibility study for the Loulo underground project was completed in July 2005, and since that date, the costs relating to the project have been capitalized under both IFRS and U.S. GAAP.

PRESENTATION IN FINANCIAL STATEMENTS

Reclassification of share premium to accumulated losses

Effective June 11, 2004, the Company undertook a split of its ordinary shares, which increased its issued share capital from 29,273,685 to 58,547,370 ordinary shares. Under U.S. GAAP, such changes in the capital structure would have been given retroactive effect in the Company’s Consolidated Balance Sheets and Statements of Changes in Shareholders’ Equity.

During 2004, the Company’s Annual General Meeting passed a special resolution, which was also approved by the Court in Jersey, to extinguish accumulated losses by reducing the Company’s share premium account by US$100 million in order to permit future dividend payments. The extinguishment was recorded under IFRS by reducing share premium and accumulated losses. Under U.S. GAAP, such reclassifications and eliminations are generally not allowed unless all requisite conditions for a quasi- reorganization are satisfied. Accordingly, under U.S. GAAP, the reclassification of share premium to accumulated losses would not be permitted.

Non-operating income/(expense)

Under IFRS, the Group has classified interest income, exchange gains, other income and profit on sale of Syama as ‘‘Other Income’’ items. Under U.S. GAAP, such items would be classified as ‘‘Non-Operating Income’’ items.

Minority interest

IFRS requires ‘‘profit or loss attributable to minority interest’’ and ‘‘profit or loss attributable to equity holders of the parent’’ to be presented as allocations of profit or loss, not as items of income or expense to be deducted in arriving at net profit or loss as under U.S. GAAP. In addition, minority interest is presented within total equity under IFRS. Under U.S. GAAP, minority interest is presented outside of total equity.

Deferred taxation

Under IFRS, the Company has classified all of its deferred tax liabilities as non-current. U.S. GAAP however, requires classification of deferred tax liabilities and assets as current or non-current based on the classification of the related non-tax asset or liability for financial

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

reporting purposes. Therefore, under U.S. GAAP, a portion of the deferred tax liability under IFRS, relating to the short term portion of deferred stripping balance amounting to $0.4 million, would be classified as a current deferred tax liability. However, since this relates to the joint venture, it has not been reflected separately in the condensed Balance Sheet shown below.

Investment in joint venture

Under IFRS the Group accounts for its interest in the incorporated Morila SA joint venture using the proportionate consolidation method. Under U.S. GAAP interests in incorporated joint ventures are accounted for under the equity method. Although this presentation under U.S. GAAP would have resulted in a significantly different balance sheet and income statement presentation to that currently presented under IFRS, it has no impact on the income and net asset value of the Group, except for any differences between IFRS and U.S. GAAP applicable to the joint venture.

The following is summarized audited financial information related to Morila S.A. prepared in accordance with U.S. GAAP for each of the three years ended December 31, 2005, 2004, and 2003 and as of December 31, 2005 and 2004.

	2005 $’000	2004 $’000	2003 $’000
Revenues	295,909	189,740	273,931
Costs and expenses	(167,679)	(126,178)	(112,071)
Profit before taxation	128,230	63,562	161,860
Taxation	(10,837)	—	—
Net profit	117,393	63,562	161,860

	2005 $’000	2004 $’000
Current assets	123,334	97,110
Non-current assets	177,195	168,719
Current liabilities	(32,598)	(25,355)
Non-current liabilities	(26,575)	(26,811)
Shareholders’ equity	241,356	213,663

Summary

To provide a better understanding of the differences in accounting standards, the table below presents the consolidated income statements under U.S. GAAP in a format consistent with the presentation of U.S. GAAP consolidated income statements, as if the results of operations and financial position of the Morila SA joint venture had been accounted for under the equity method, and after processing the other differences between IFRS and U.S. GAAP described above.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

A)	CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31,

	2005 US$000	2004 US$000	2003 US$000
REVENUES
Gold sales	30,688	—	—
COSTS AND EXPENSES
Mining and processing costs (exclusive of depreciation and amortization shown separately below)	(9,258)	9030	603
Depreciation and amortization	(4,704)	(1,352)	(1,957)
Transport and refinery costs	(72)	—	—
Royalties	(1,875)	—	—
Exploration and corporate expenditure	(24,539)	(18,874)	(16,255)
Share-based compensation	(1,183)	690	(4,780)
Gain on financial instruments	45	2,232	(2,232)
	(41,586)	(17,304)	(25,224)
OTHER INCOME (EXPENSE)
Interest income	1,890	1,016	883
Interest expense	(681)	(54)	(152)
Profit on sale of Syama	—	7,070	—
Other (expense) income, net	(836)	998	(128)
	373	9,030	603
LOSS BEFORE INCOME TAX, EQUITY INCOME OF JOINT VENTURE, MINORITY INTEREST AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(10,525)	(8,274)	(24,621)
Income tax expense	—	—	—
LOSS BEFORE EQUITY INCOME OF JOINT VENTURE, MINORITY INTEREST AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE)	(10,525)	(8,274)	(24,621)
Equity income of joint venture (includes dividends received of $35.9 million (2004: $2.8 million and 2003: $69.6 million))	49,293	25,162	67,016
Minority interest	(2,349)	—	351
PROFIT BEFORE CUMULATIVE CHANGE IN ACCOUNTING PRINCIPLE	36,419	16,888	42,746
Cumulative effect of change in accounting principle (adoption of SFAS No. 143)	—	—	214
NET PROFIT	36,419	16,888	42,960

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

B)	CONSOLIDATED BALANCE SHEETS AT DECEMBER 31,

	2005 US$000	2004 US$000
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	146,312	68,404
Investment in joint venture	105,321	95,708
TOTAL NON-CURRENT ASSETS	251,633	164,112
CURRENT ASSETS
Inventories and ore stockpiles	14,166	—
Receivables including prepayments	25,428	3,490
Cash and cash equivalents	150,890	77,424
TOTAL CURRENT ASSETS	190,484	80,914
TOTAL ASSETS	442,117	245,026
EQUITY AND LIABILITIES
SHARE CAPITAL AND RESERVES
Share capital	3,404	2,961
Share premium	318,021	218,078
Accumulated profit	22,217	(18,118)
Other reserves	(41,000)	(15,668)
SHAREHOLDERS’ EQUITY	302,642	187,253
MINORITY INTEREST	1,395	(954)
NON-CURRENT LIABILITIES
Long-term borrowings	45,081	35,042
Loans from minority shareholders in subsidiaries	2,483	2,575
Financial liabilities – forward gold sales	34,151	15,448
Reclamation and remediation liabilities	5,524	—
TOTAL NON-CURRENT LIABILITIES	87,239	53,065
CURRENT LIABILITIES
Financial liabilities – forward gold sales	8,939	220
Accounts payable and accrued liabilities	20,130	5,442
Current portion of long term liabilities	21,772	—
TOTAL CURRENT LIABILITIES	50,841	5,662
TOTAL EQUITY AND LIABILITIES	442,117	245,026

C)	SUMMARISED CASH FLOW STATEMENT

For the years ended December 31,	2005 $’000	2004 $’000	2003 $’000
Cash flow utilized in operating activities	(12,967)	(7,791)	(10,331)
Cash flow utilized in investing activities	(43,692)	(53,192)	(3,871)
Cash flow generated from financing activities	130,125	36,833	76,285
Net increase/(decrease) in cash equivalents	73,466	(24,150)	62,083

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS

Share-Based Compensation

In December 2004, the FASB issued SFAS No. 123R, ‘‘Share-Based Payment,’’ which revised SFAS No. 123, ‘‘Accounting for Stock-Based Compensation.’’ SFAS No. 123R will supersede APB Opinion 25 and related interpretations. SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. The Group will adopt the provisions of SFAS No. 123R on January 1, 2006, and anticipate using the modified retrospective application. Accordingly, compensation expense will be recognized for all newly granted awards and awards modified, repurchased, or cancelled after January 1, 2006. Compensation expense for the unvested portion of awards that are outstanding as of January 1, 2006, based on the fair value at date of grant as calculated for our pro forma disclosure under SFAS No. 123, will be recognized ratably over the remaining vesting period. Compensation expense in the periods following adoption of SFAS No. 123R may differ from our pro forma disclosure under SFAS No. 123, based on changes in the fair value of our ordinary"shares, changes in the number of options granted or the terms of such options, changes in interest rates or other factors.

In March 2005, the SEC staff issued Staff Accounting Bulletin (‘‘SAB’’) No. 107, ‘‘Share-Based Payment,’’ which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), the classification of share-based payments expense and disclosures subsequent to adoption of SFAS No. 123R. The Group are currently evaluating the impact of SAB No. 107 on our consolidated financial statements.

Deferred Stripping Costs

In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, ‘‘Accounting for Stripping Costs Incurred during Production in the Mining Industry,’’ (‘‘EITF 04-6’’) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in production costs in the same period as the revenue from the sale of inventory. We adopted the provisions of EITF 04-6 on January 1, 2006. In addition, this revised accounting treatment has also been applied under IFRS from January 1, 2006. The impact of the change on January 1, 2006 was to decrease opening retained earnings by $7.9 million, decrease the deferred stripping costs by $3.7 million, decrease the ore stockpiles balance by $8.3 million, decrease the gold in process balance by $0.05 million, decrease the deferred taxation liability by $1.2 million and increase the deferred taxation asset by $2.9 million.

Asset Retirement Obligations

In March 2005, the FASB issued Interpretation 47 (‘‘FIN 47’’), ‘‘Accounting for Conditional Asset Retirement Obligations’’ — an interpretation of FASB No. 143. FIN 47 clarifies that the term ‘‘conditional asset retirement obligation’’ as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Group’s consolidated financial position, results of operations or cash flows.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   (CONTINUED)

Accounting Changes and Error Corrections

In May 2005 the FASB issued SFAS No. 154, ‘‘Accounting Changes and Error Corrections’’ ‘‘SFAS No. 154’’. SFAS No. 154 established new standards on accounting for changes in accounting principles. SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. The Group followed the provisions of SFAS No. 154 in recording the accounting change associated with deferred stripping costs discussed above on January 1, 2006 by restating prior periods presented to conform to the provisions of EITF 04-06.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of and Shareholders of Société des Mines de Morila S.A.

We have audited the accompanying financial statements of Société des Mines de Morila S.A. (the ‘‘Company’’) as of December 31, 2005 and 2004, and the related statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and of the results of its operations, its cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in note 21 to the financial statements.

/s/ PricewaterhouseCoopers Inc.

Chartered Accountants (SA)
Registered Accountants and Auditors
Sunninghill, South Africa
9 March 2006

SOCIÉTÉ DES MINES DE MORILA S.A.
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	Note	2005 $’000	2004 $’000	2003 $’000
Revenue	13	295,909	189,740	273,931
Operating costs		(162,819)	(119,612)	(101,835)
Operating profit	14	133,090	70,128	172,096
Other expenditure – net		(4,860)	(6,566)	(10,771)
– interest received		435	92	291
– finance charges		(3,811)	(4,252)	(5,113)
– other (expenses) / income, net		(1,484)	(2,406)	(5,949)
Profit before taxation		128,230	63,562	161,325
Taxation	15	(10,837)	—	—
Net profit		117,393	63,562	161,325

See notes to the financial statements

SOCIÉTÉ DES MINES DE MORILA S.A.
BALANCE SHEET
FOR THE YEARS ENDED DECEMBER 31,

	Note	2005 $’000	2004 $’000
ASSETS
Non-current assets		177,195	168,719
Mining assets	8	101,580	117,754
Deferred stripping	9	5,945	20,830
Long-term ore stockpiles	10	69,670	30,135
Current assets		123,334	97,110
Deferred stripping	9	2,817	15,925
Inventories	10	56,863	25,332
Accounts receivable	11	49,939	44,891
Prepaid expenses		9,811	8,922
Cash and equivalents		3,904	2,040
Total assets		300,529	265,829
EQUITY
Capital and reserves
Share capital	3	16	16
Distributable reserves		241,340	213,647
Other reserves		—	—
Retained income		241,340	213,647
Shareholder’s equity		241,356	213,663
Non-current liabilities		27,575	26,811
Shareholder’s subordinated loan	4	3,525	3,369
Environmental rehabilitation provision	5	9,889	9,252
Long term liabilities	6	11,142	14,190
Deferred tax liability	7	3,019	—
Current liabilities		31,598	25,355
Accounts payable	12	21,706	22,464
Taxation payable		6,844	—
Short term portion of long term liabilities	6	3,048	2,891
Total shareholders’ equity and liabilities		300,529	265,829

See notes to the financial statements

SOCIÉTÉ DES MINES DE MORILA S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY
FOR THE YEARS ENDED DECEMBER 31,

	Share capital $’000	Retained income $’000	Other Reserves $’000	Total $’000
Balance at January 1, 2003	16	169,760	(20,733)	149,043
Net profit for the year	—	161,325	—	161,325
Movement in cash flow hedges	—	—	2,225	2,225
Dividends declared and paid	—	(174,000)	—	(174,000)
Balance at December 31, 2003	16	157,085	(18,508)	138,593
Net profit for the year	—	63,562	—	63,562
Movement in cash flow hedges	—	—	18,508	18,508
Dividends declared and paid	—	(7,000)	—	(7,000)
Balance at December 31, 2004	16	213,647	—	213,663
Net profit for the year	—	117,393		117,393
Dividends declared and paid	—	(89,700)	—	(89,700)
Balance at December 31, 2005	16	241,340	—	241,356

See notes to the financial statements

SOCIÉTÉ DES MINES DE MORILA S.A.
CASH FLOW STATEMENT
FOR THE YEARS ENDED DECEMBER 31,

	Note	2005 $’000	2004 $’000	2003 $’000
Cash flows from operating activities
Cash generated by operating activities before changes in working capital	16.1	184,161	83,690	177,264
Cash utilized by changes in working capital	16.2	(81,791)	(48,937)	(8,244)
Cash generated from operations		102,370	34,753	169,020
Taxation paid	16.3	(974)	—	—
Interest paid -net		(2,586)	(3,451)	(4,223)
Net cash flows generated by operating activities		98,810	31,302	164,797
Cash flows from investing activities
Decrease in restricted cash		—	9,705	1,610
Additions to mining assets		(4,355)	(4,640)	(11,907)
Dividends paid		(89,700)	(7,000)	(174,000)
Net cash flows generated from / (utilized in) investing activities		(94,055)	(1,935)	(184,297)
Cash flows from financing activities
Long term liabilities repaid		(2,891)	(20,748)	(21,098)
Shareholder loan (repaid)/increase		—	(16,331)	—
Net cash flows utilized in financing activities		(2,891)	(37,079)	(21,098)
Net (decrease)/increase in cash and equivalents		1,864	(7,712)	(40,598)
Cash and equivalents at beginning of year		2,040	9,752	50,350
Cash and equivalents at end of year		3,904	2,040	9,752

See notes to the consolidated financial statements

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations

Société des Mines de Morila S.A. (the ‘‘Company’’) owns the Morila gold mine in Mali. The Company is owned 80% by Morila Limited and 20% by the State of Mali. Randgold Resources Limited and AngloGold Ashanti Limited (formerly AngloGold Limited) each own 50% of Morila Limited. The Company is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Company’s principal product, is currently produced and sold in Mali.

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented.

2.1    Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’). The financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments), which are carried at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies.

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

2.3    Foreign currency translation

(a)    Measurement and presentation currency

The consolidated financial statements are presented in United States Dollars, which is the Company’s measurement and presentation currency.

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

(b)    Development costs and mine plant facilities

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

Mine development costs and mine plant facilities are initially recorded at cost, whereafter it is measured at cost less accumulated depreciation and impairment. Development costs and mine plant facilities relating to existing and new mines are capitalized. Development costs consist primarily of direct expenditure incurred to evaluate and develop new orebodies, to define mineralization in existing orebodies and to establish or expand productive capacity, and is capitalized until saleable minerals are extracted from the ore body, at which point the costs are depreciated over the life of the mine. Ongoing costs to maintain production are expensed as incurred.

(c)    Non-mining property, plant and equipment

Other non-mining property, plant and equipment are shown at cost less accumulated depreciation.

(d)    Depreciation and amortization

Long-lived assets include mining properties, mine development costs and mine plant facilities. These assets have useful economic lives which exceed that of the life of the mine. Depreciation and amortization are therefore charged over the life of the mine based on estimated ore tons contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Short-lived assets, which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of between two to five years, using the straight-line method.

(e)    Mining property evaluations

The carrying amount of the long-lived assets of the Company are annually compared to the recoverable amount of the assets, or whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and net selling price.

In assessing the value in use, the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is derived from the Company’s weighted average cost of capital. Revenue assumptions are based on a gold price of $400 (2004: $375) and the extraction of proven and probable reserves as per the approved mine plan. Working costs and sustaining capital expenditures are estimated based on the approved mine plan An impairment is recognized in the income statement to the extent that the carrying amount exceeds the assets’ recoverable amount. The revised carrying amounts are depreciated in line with accounting policies.

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

2.5    Deferred stripping costs

In general, mining costs are allocated to production costs, inventories and ore stockpiles, and are charged to mine production costs when the gold is sold. However, at the Company’s open pit mines, which have diverse grades and waste-to-ore ratios over the mine, the Company defers the costs of waste stripping in excess of the expected pit life average stripping ratio. These mining costs, which are commonly referred to as ‘‘deferred stripping’’ costs, are incurred in mining activities that are generally associated with removal of waste rock. The deferred stripping method is generally accepted in the mining industry where mining operations have diverse grades and waste-to-ore ratios; however industry practice does vary. Stripping cost (including any adjustment through the deferred stripping asset) is treated as production cost and included in its valuation of inventory.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

The expected pit life stripping ratios are recalculated annually in light of additional knowledge and changes in estimates. These ratios are calculated as the ratio of the total of waste tones deferred at the calculation date and future anticipated waste to be mined, to anticipated future ore to be mined. Changes in the mine plan, which will include changes in future ore and waste tonnes to be mined, will therefore result in change of the expected pit life average stripping ration, which will impact prospectively on amounts deferred or written back.

This method of accounting has the effect of smoothing costs over the life of the project. The Company believes that the method we use is the same as the method used by many mining companies in the industry with open pit mines.

2.6    Inventories

Inventories, which include consumable stores, gold in process and ore stockpiled, are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and general mine and administration costs but excluding turnover, refining and taxes.

Stockpiles consist of two types of ore, high grade and medium grade ore, which will be processed through the processing plant. High grade ore is defined as ore above 5g/t and medium grade is defined as ore above 1.4g/t. Both high and medium grade stockpiles are currently being processed and all ore is expected to be fully processed within the life of mine. This does not include high grade tailings which are carried at zero value due to uncertainly as to whether they will be processed. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design.

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

On the date a derivative contract is entered into, the Company designates the derivative for accounting purposes as either a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). Certain derivative transactions, while providing effective economic hedges under the Company’s risk management policies, do not qualify for hedge accounting.

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

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific high probable forecasted transactions. The Company formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item.

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

2.9    Receivables

Receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

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

These are met when the gold and sliver leaves the mines’s smelthouse.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

As gold sales are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the Company’s best estimate of contained metal. Subsequently adjustments are recorded in turnover to take into accounts final assay and weight certificates from the refinery, if different from the initial certificates. Historically, the differences between the estimated and actual contained gold have not been significant.

(b)	Interest income – Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity.

2.18    Exploration costs

The company expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realized, ie. ‘‘probable.’’ In evaluating if expenditures meet this criterion to be capitalized, the Company utilized several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalized is always probable, the information that the Company use to make that determination depends on the level of exploration.

(a)	Exploration and evaluation expenditure on greenfields sites, being those where the Company does not have any mineral deposits which are already being mined or developed, is expensed as incurred until a final feasibility study has been completed, after which the expenditure is capitalized within development costs if the final feasibility study demonstrates that future economic benefits are probable.

(b)	Exploration and evaluation expenditure on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a pre-feasibility study, after which the expenditure is capitalized as a mine development cost. A ‘‘pre-feasibility study’’ consists of a comprehensive study of the viability of a mineral project that has advanced to stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The pre-feasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the Company will obtain future economic benefit from the expenditures.

(c)	Exploration and evaluation expenditure relating to extensions of minerals deposits which are already being mined or developed, including on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a pre-feasibility study. This economic evaluation is distinguished from a pre-feasibility study in that some of the information that would normally be determined in a pre-feasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that it more likely than the Company will obtain future economic benefit from the expenditures.

Costs relating to property acquisitions are also capitalized. These costs are capitalized within development costs.

2.19    Taxation

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

statements. Currently enacted or substantial enacted tax rates are used in the determination of deferred income tax.

	Number of shares authorized and issued	2005 $’000	2004 $’000
Morila Limited	800	13	13
Government of Mali	200	3	3
	1,000	16	16

3.	Shareholder’s loan

	2005 $’000	2004 $’000
Government of Mali	3,525	3,369
	3,525	3,369
Made up of:
Principal	2,622	2,622
Deferred interest	903	747
	3,525	3,369

The shareholder loan is denominated in US dollars and interest accrues at a LIBOR dollar rate plus 2% per annum. The weighted average interest rate as at December 31, 2005 on the shareholders’ subordinated loans was 5.29% (December 31, 2004: 4.19%).

4.	Environmental rehabilitation provision

	2005 $’000	2004 $’000
Opening balance	9,252	8,809
Accretion expense	637	443
	9,889	9,252

The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the risk free pre-tax, cost of borrowing.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company has estimated that the remaining costs for Morila, in current monetary terms, will be $12.2 million (December 31, 2004: $12.2 million), the majority of which will only be expended over the life of mine.

Although limited environmental rehabilitation regulations currently exist in Mali to govern the mines, management has based the environmental rehabilitation provision using the standards as set by the World Bank which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the Company’s estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

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

While the ultimate closure costs may be uncertain, there are no uncertainties with respect to joint and several liability that may affect the magnitude of the contingency as these are clearly defined in the Company’s mining convention.

There are no other potentially responsible parties to consider for cost sharing arrangements.

The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.

5.	Long term liabilities

	2005 $’000	2004 $’000
(a) Rolls Royce finance lease	11,980	14,468
(b) Air Liquide finance lease	2,210	2,613
	14,190	17,081
Less: Current portion of long term liabilities:
(c) Rolls Royce finance lease	2,633	2,489
(d) Air Liquide finance lease	415	402
	11,142	14,190

(a)    Rolls Royce finance lease

Morila finance lease relates to five generators leased from Rolls Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate of which as at December 31, 2005 was approximately 20% per annum based on the lease contract. The lease is collateralized by plant and equipment whose net book value at December 31, 2005 amounted to $12.1 million (2004: $14.1 million). Average lease payment of $3.8 million are payable in instalments over the term of the lease. Two of the Company’s ultimate shareholders, being Randgold Resources Limited and AngloGold Ashanti Limited, jointly guaranteed the repayment of the lease.

(b)    Morila Air Liquide finance lease

Morila Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing December, 1 2000 and bears interest at a variable rate which as at December 31, 2005 was approximately 3.09% per annum. The lease is collateralized by the production units whose net book value at December 31, 2005 amounted to $1.9 million (2004: $2.5 million).

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

Finance lease liabilities – minimum lease payments:

	2005 $’000	2004 $’000
Not later than 1 year	349	5,645
Later than 1 year and not later than 5 years	16,017	17,751
Later than 5 years	834	4,449
	22,200	27,845
Future finance costs of finance leases	(8,010)	(10,764)
Present value of finance lease liabilities	14,190	17,081
The present value of the finance lease liabilities is as follows:
Not later than 1 year	3,048	2,891
Later than 1 year and not later than 5 years	10,556	10,980
Later than 5 years	586	3,210
	14,190	17,081

6.	Deferred taxation

Deferred tax is calculated in full on temporary differences under the liability method using a principal tax of 35% (2004: 35%)

The movement on deferred taxation is a follows:

	2005 $’000	2004 $’000
At beginning of the year	—	—
Income statement charge	3,019	—
At end of year	3,019	—
Deferred taxation assets and liabilities comprise of the following
Deferred stripping not deductible for tax	3,067	—
Deferred taxation liability	3,067	—
Decelerated tax depreciation	(48)	—
Deferred taxation asset	(48)	—
Net deferred taxation liability	3,019	—

7.	Mining assets

	2005 $’000	2004 $’000
Opening carrying amount	117,754	130,505
Additions	4,358	6,002
Depreciation	(20,532)	(18,753)
losing carrying amount	101,580	117,754
Cost	198,545	194,187
Accumulated depreciation	(96,965)	(76,433)
Carrying amount	101,580	117,754

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

Long-lived assets

Long-lived assets are those assets which are amortized over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was $97.8 million as at December 31, 2005
(2004: $112.5 million).

Short-lived assets

Short-lived assets are those assets which are amortized over their useful life and are comprised of motor vehicles and other equipment. The net book value of these assets was $3.8 million as at December 31, 2005 (2004: $5.3 million).

8.	Deferred stripping

	2005 $’000	2004 $’000
Opening balance	36,755	26,298
Additions during the year	—	10,457
Utilised during the year	(27,993)	—
Short-term portion	(2,817)	(15,925)
	5,945	20,830

In terms of the life of mine plan, pre-stripping is performed in the earlier years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred to later years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping were 4.36 in 2005, 3.35 in 2004 and 3.68 in 2003. The change in the average stripping ration was due to a change in the expected in the average life-of-mine stripping ratio in 2005 compared to 2004. $28,0 million in costs were utilized. The deferred/released stripping costs, were calculated taking into account the actual strip ratios achieved of 2.47 for 2005, 4.98 for 2004 and 4.77 in 2003.

In addition to the above, pre-production stripping costs of $8 million were capitalized as part of mining assets on initial commissioning of the mine.

9.	Inventories

	2005 $’000	2004 $’000
Consumables stores	22,141	14,778
Gold in process	2,282	3,629
Short-term portion of ore stockpiles	32,440	6,925
	56,863	25,332
Long-term portion of ore stockpiles	69,670	30,135
	126,533	55,467

Ore stockpiles have been split between long and short-term based on the current life of mine plan estimates.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

10.	Accounts receivable

	2005 $’000	2004 $’000
Related party receivables
– Randgold Resources Limited	—	2
– AngloGold Ashanti Limited	—	22
– AngloGold Services Mali S.A.	—	111
– Societe d’ Exploitation des Mines d’Or de Sadiola S.A.	—	95
– Boart Long Year Mali	—	2
– AngloGold Mines de Siquiri Guinea	—	176
Gold sales trade receivable	8,991	9,886
Value added tax	24,763	13,297
Custom duties receivable	17,206	16,695
MDM receivable	2,522	—
Other	2,047	6,165
	55,529	46,451
Impairment provision	(5,590)	(1,560)
	49,939	44,891

11.	Accounts payable

	2005 $’000	2004 $’000
Related party payables
– Randgold Resources Limited	—	32
– AngloGold Ashanti Limited	—	615
– AngloGold Services Mali S.A.	—	761
– Societe d’Exploitation des Mines d’Or de Sadiola S.A.	—	236
– Boart Long Year Mali	71	32
Trade creditors	4,514	4,170
Payroll cost accruals	679	5,003
Indirect taxes payable	7,747	3,395
Sundry accruals	8,695	8,220
	21,706	22,464

12.	Revenue

	2005 $’000	2004 $’000	2003 $’000
Gold sales	295,196	189,287	273,385
Silver sales	713	453	546
	295,909	189,740	273,931

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

13.	Operating profit

	2005 $’000	2004 $’000	2003 $’000
Operating profit is arrived at after taking into account the following:
Depreciation	20,532	18,753	21,562
Auditor’s remuneration
– audit fees	111	108	70
Impairment on accounts receivable	4,030	1,560	—
Royalties	15,529	11,584	16,387
Related party management fee (note 21)	2,605	2,045	2,733

14.	Taxation

Major items causing the Company’s actual income tax charge to differ from estimates at the standard charge of 35% of taxable income are as follows:

	2005 $’000	2004 $’000	2003 $’000
Current taxation	7,818	—	—
Deferred taxation (note 7)	3,019	—	—
	10,837	—	—
The tax on the company’s profit before tax differs from the theoretical amount that would arise using statutory tax rate as follows:
Profit before tax	125,261	63,562	161,325
Tax calculated at tax rate of 35%	43,841	(22,247)	(56,464)
Expenses not deductible for tax purposes
– Deferred stripping	3,213	—	—
– Provisions/allowances	2,526	—	—
Tax holiday permanent differences	(38,743)	(22,247)	(56,464)
Taxation charge	10,837	—	—

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

The Company benefited from a five year tax holiday in Mali which expired on November 14, 2005. The benefit of the tax holiday to the Company was to increase its net income by $38.7 million, $22.2 million and $56.5 million, due to not recording a tax expense for the taxable income generated by the Morila mine for the years ended December 31, 2005, 2004 and 2003, respectively. Under Malian tax law, upon expiration of the tax holiday, the Company’s income tax expense is based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.

The Morila operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2005, 2004 and 2003 respectively, for deduction against future mining income.

15.	Notes to the cash flow statement

	2005 $’000	2004 $’000	2003 $’000
15.1 Cash generated by operating activities before changes in working capital
Profit before taxation	128,230	63,562	161,325
Adjustments:
– net finance charges	3,376	4,160	4,822
– depreciation	20,532	18,753	21,562
– environmental rehabilitation provision	—	443	2,475
– unrealized movements of financial instruments	—	2,865	(961)
– TSF gold in process provision	—	4,167	(4,167)
– provision for bad debt	4,030	1,560	—
– deferred stripping costs utilized (capitalized)	27,993	(10,457)	(7,792)
– other non cash movements	—	(1,363)	—
	184,161	83,690	177,264

	2005 $’000	2004 $’000	2003 $’000
15.2 Cash utilized by changes in working capital
– Increase in accounts receivable	(9,967)	(29,467)	(7,584)
– Increase in inventories	(71,066)	(23,812)	(10,246)
– (Decrease)/increase in accounts payable	(758)	4,342	9,586
	(81,791)	(48,937)	(8,244)

	2005 $’000	2004 $’000	2003 $’000
15.3 Taxation paid
– Balance at beginning of year	—
– Charge to statement of operations	10,837	—	—
– Movement in deferred taxation	(3,019)	—	—
– Balance at end of year	(6,844)	—	—
– Tax paid	974	—	—

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

16.	Financial risk management

In the normal course of its operations, the Company is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Company may enter into transactions, which makes use of off-balance sheet financial instruments. They include mainly gold forward and gold option contracts.

16.1    Concentration of credit risk

The Company’s financial instruments do not represent a concentration of credit risk because the Company sells its gold to and deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed and a provision for bad debts is maintained.

Gold bullion, the Company’s principal product, is produced in Mali. The gold produced is sold to reputable gold refineries. Because of the international market for gold the Company believes that no concentration of credit risk exists with respect to the selected refineries to which the gold is sold.

Included in accounts receivable is $41.7 million (2004: $30.0 million) relating to indirect taxes owing to the Company by the State of Mali, which is denominated in Communauté Financière Africaine franc.

16.2    Foreign currency and commodity price risk

In the normal course of business, the Company enters into transactions denominated in foreign currencies (primarily US$). In addition, the Company enters into transactions in a number of different currencies (primarily Communauté Financière Africaine franc). As a result, the Company is subject to transaction exposure from fluctuations in foreign currency exchange rates.

Generally the Company does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. These prices are in US dollars and do not expose the Company to any currency fluctuation risk. However, in periods of capital expenditure or loan finance, the Company secures a floor price through simple forward contracts and options whilst maintaining significant exposure to spot prices. Morila’s hedge was wound up at the end of 2005.

16.3    Interest rates and liquidity risk

Fluctuation in interest rates impact on the value of income receivable from short-term cash investments and interest payment relating to financing activities (including long-term loans), giving rise to interest rate risk.

In the ordinary course of business, the Company receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. The Company has been able to in the past actively source financing through shareholders’ and third party loans.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

17.	Fair value of financial instruments

The following table presents the carrying amounts and fair values of the Company’s financial instruments outstanding at December 31, 2005 and 2004. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	December 31, 2005		December 31, 2004
	Carrying amount $’000	Fair value $’000	Carrying amount $’000	Fair value $’000
Financial assets
Cash and equivalents	3,904	3,904	2,040	2,040
Restricted cash	—	—	—
Accounts receivable	49,939	49,939	44,891	44,891
Prepaid expenses	9,811	9,811	8,922	8,922
Financial liabilities
Accounts payable	21,706	21,706	22,464	22,464
Long-term liabilities (excluding loans from shareholders)	11,142	11,142	14,190	14,190
Short term portion of long term liabilities	3,048	3,048	2,891	2,891

Estimation of fair values

Receivables, restricted cash, accounts payable, bank overdrafts and cash and equivalents

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Long term debt

The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.

Gold price contracts

The fair value of gold price forward and option contracts has been determined by reference to quoted market rates at year-end balance sheet dates.

18.	Post retirement employees benefits

Retirement benefits for employees of the Company are provided by the Mali state social security system to which the Company and its employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended December 31, 2005, 2004 and 2003 amounted to $2.5 million, $2.7 million and $0.8 respectively.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

19.	Commitments — Capital expenditure for mining assets

	2005 $’000	2004 $’000
Contracts for capital expenditure	—	96
Authorized but not contracted for	1,280	2,545
	1,280	2,641

20.	Related party transactions

Included in accounts payable and accounts receivable as at December 31, 2005 are amounts of $Nil million (2004: $1.6 million) and $Nil million (2004: $0.4 million) as detailed in notes 11 and 13 above, respectively.

In terms of the Operator Agreement between Morila SA and AngloGold Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Service Mali SA quarterly in arrears.

The management fees for the year ended December 31, 2005 amounted to $2.6 million (2004: $2.0 million).

21.	Reconciliation to U.S. GAAP

The Company’s financial statements included in this registration statement have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) which differs in certain respects from Generally Accepted Accounting Principles in the United States (‘‘U.S. GAAP’’). The effect of applying U.S. GAAP principles to net profit and shareholders’ equity is set out below, together with an explanation of applicable differences between IFRS and U.S. GAAP.

Reconciliation of net profit

US$000	2005 $’000	2004 $’000	2003 $’000
Net profit under IFRS	117,393	63,562	161,325
Change in accounting principle, net of tax	—	—	535
Net profit under U.S. GAAP	117,393	63,562	161,860
Other comprehensive income:
Changes in fair value of cash flows hedges	—	18,508	2,225
Comprehensive income under U.S. GAAP	117,393	82,070	164,085

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

21.	Reconciliation to U.S. GAAP (continued)

Reconciliation of shareholders’ equity

	2005 $’000	2004 $’000
Total shareholders’ equity under IFRS	241,340	213,663
U.S. GAAP adjustments	—	—
Total shareholders’ equity under U.S. GAAP	241,340	213,663

Provision for environmental rehabilitation and change in accounting policy

Under IFRS, full provision for environmental rehabilitation is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to balance sheet date. Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are shown separately in the statement of operations. Previously under U.S. GAAP, expenditure estimated to be incurred on long-term environmental obligations was provided over the remaining lives of the mines through charges in the statement of operations. On January 1, 2003 the Company adopted SFAS No. 143 ‘‘Accounting for Obligations Associated with the Retirement of Long-Lived Assets,’’ which eliminated this difference.

Presentation of financial statements — deferred taxation

Under IFRS, the Company has classified all of its deferred tax liabilities as non-current. U.S. GAAP however, requires classification of deferred tax liabilities and assets as current or non-current based on the classification of the related non-tax asset or liability for financial reporting purposes. Therefore, under U.S. GAAP, a portion of the deferred tax liability under IFRS, relating to the short term portion of deferred stripping balance amounting to $1 million, would be classified as a current deferred tax liability under U.S. GAAP.

Recent accounting pronouncements

In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, ‘‘Accounting for Stripping Costs Incurred during Production in the Mining Industry,’’ (‘‘EITF 04-6’’), which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in Costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period and the carrying value is less than the net realizable value. The Company adopted the provisions of EITF 04-6 on January 1, 2006. The most significant impact of adoption is expected to be the removal of deferred stripping costs from the balance sheet, net of taxes, and reclassifying the balances as a cumulative effect adjustment reducing opening retained earnings by approximately $8 million.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

21.	Reconciliation to U.S. GAAP (continued)

In March 2005, the FASB issued Interpretation 47 (‘‘FIN 47’’), ‘‘Accounting for Conditional Asset Retirement Obligations’’ — an interpretation of FASB No. 143. FIN 47 clarifies that the term ‘‘conditional asset retirement obligation’’ as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005 the FASB issued SFAS No. 154, ‘‘Accounting Changes and Error Corrections’’ (‘‘SFAS No. 154’’). SFAS No. 154 established new standards on accounting for changes in accounting principles. SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior periods unless prescribed otherwise or it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.