Form 20-F
period 2006-12-31
RANDGOLD RESOURCES LTD
filed 2007-06-25
CIK 1175580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

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

La Motte Chambers, La Motte Street, St. Helier, Jersey JE1 1BJ, Channel Islands

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, US Dollar five cent par value per Share*	Nasdaq Global Select Market
American Depositary Shares each represented by one Ordinary Share

*	Not for trading, but only in connection with the listing of American Depository Shares on the Nasdaq Global Select Market pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2006, the Registrant had outstanding 68,763,561 ordinary shares, par value $0.05 per share.

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

Aureole:	A zone of altered country rock around an igneous intrusion.

bcm:	Bank cubic meter, a volumetric mining measure, equivalent to a cubic meter.

Birrimian:	Geological time era, about 2.1 billion years ago.

Carbonate:	A mineral salt typically found in quartz veins and as a product of hydrothermal alteration of sedimentary rock.

Clastic:	Rocks built up of fragments of pre-existing rocks which have been produced by the processes of weathering and erosion.

Cut-off grade:	The lowest grade of material that can be mined and processed considering all applicable costs, without incurring a loss or gaining a profit.

Development:	Activities required to prepare for mining activities and maintain a planned production level.

Dilution:	Mixing of ore grade material with non-ore grade/waste material in the mining process.

Discordant:	Structurally unconformable.

Disseminated:	A term used to describe fine particles of ore or other minerals dispersed through the enclosing rock.

Dyke:	A sheet-like body of igneous rock which is discordant to bedding or foliation.

EEP:	Exclusive exploration permit.

EP:	Exploration permit.

Exploration:	Activities associated with ascertaining the existence, location, extent or quality of mineralized material, including economic and technical evaluations of mineralized material.

Fault:	A fracture or a zone of fractures within a body of rock.

Feldspar:	An alumino-silicate mineral.

Fold:	A flexure of planar structures within the rocks.

Foliation:	A term used to describe planar arrangements of minerals or mineral bands within rocks.

Footwall:	The underlying side of a fault, orebody or stope.

Fragmentation:	The breakage of rock during blasting in which explosive energy fractures the solid mass into pieces; the distribution of rock particle sizes after blasting.

g/t:	Gram of gold per metric tonne.

Gabbro:	A dark granular igneous rock composed essentially of labradorite and augite.

Gold reserves:	The gold contained within proven and probable reserves on the basis of recoverable material (reported as mill delivered tonnes and head grade).

Gold sales:	Represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of such contracts.

Grade:	The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per tonne of ore.

Greenstone:	A field term used to describe any weakly metamorphosed rock.

Greywacke:	A dark gray, coarse grained, indurated sedimentary rock consisting essentially of quartz, feldspar, and fragments of other rock types.

Head grade:	The grade of the ore as delivered to the metallurgical plant.

Hydrothermal:	Pertaining to the action of hot aqueous solutions on rocks.

Igneous:	A rock or mineral that solidified from molten or partially molten material.

In situ:	In place or within unbroken rock or still in the ground.

Kriging:	An interpolation method that minimizes the estimation error in the determination of reserves.

Landsat:	Spectral images of the Earth’s surface.

Leaching:	Dissolution of gold from the crushed and milled material, including reclaimed slime, for absorption and concentration on to the activated carbon.

Lower proterozoic:	Era of geological time between 2.5 billion and 1.8 billion years before the present.

Measures:	Conversion factors from metric units to US units are provided below:

Metric Unit		US Equivalent
1 tonne	= 1 t	= 1.10231 tons
1 gram	= 1 g	= 0.03215 ounces
1 gram per tonne	= 1 g/t	= 0.02917 ounces per ton
1 kilogram per tonne	= 1 kg/t	= 29.16642 ounces per ton
1 kilometer	= 1 km	= 0.621371 miles
1 meter	= 1 m	= 3.28084 feet
1 centimeter	= 1 cm	= 0.3937 inches
1 millimeter	= 1 mm	= 0.03937 inches
1 square kilometer	= 1 sq km	= 0.3861 square miles

Metamorphism:	A change in the structure or constitution of a rock due to natural agencies, such as pressure and heat.

Mill delivered tonnes:	A quantity, expressed in tonnes, of ore delivered to the metallurgical plant.

Milling/mill:	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

Mineable:	That portion of a mineralized deposit for which extraction is technically and economically feasible.

Mineralization:	The presence of a target mineral in a mass of host rock.

Mineralized material:	A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration.

A deposit of mineralized material does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Moz:	Million troy ounces.

Mt:	Million metric tonnes.

Open pit:	Mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

Orebody:	A continuous, well-defined mass of material containing sufficient minerals of economic value to make extraction economically feasible.

Orogenic:	Of or related to mountain building, such as when a belt of the Earth’s crust is compressed by lateral forces to form a chain of mountains.

Ounce:	One troy ounce, which equals 31.1035 grams.

Oxide Ore:	Soft, weathered rock that is oxidized.

Payshoot:	A defined zone of economically viable mineralization.

Portal:	An entrance to a tunnel or mine.

Probable reserves:	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Prospect:	An area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

Prospecting license or permits:	An area for which permission to explore has been granted.

PL:	Prospecting License.

PLR:	Prospecting License (reconnaissance).

Proven reserves:	Reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Pyrite:	A brassy-colored mineral of iron sulphide (compound of iron and sulfur).

Quartz:	A mineral compound of silicon and oxygen.

Quartzite:	Metamorphic rock with interlocking quartz grains displaying a mosaic texture.

Refining:	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

Regolith:	Weathered products of fresh rock, such as soil, alluvium, colluvium, sands, and hardened oxidized materials.

Rehabilitation:	The process of restoring mined land to a condition approximating its original state.

v

Reserve:	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation (RC) drilling:	A drilling method.

Rotary Air Blast (RAB) drilling:	A drilling method.

Sampling:	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content).

Sedimentary:	Pertaining to or containing sediment. Used in reference to rocks which are derived from weathering and are deposited by natural agents, such as air, water and ice.

Shear zone:	An elongated area of structural deformation.

Silica:	A naturally occurring dioxide of silicon.

Sinistral:	Of, pertaining to, or on the left side.

Stockpile:	A store of unprocessed ore.

Stripping:	The process of removing overburden to expose ore.

Stripping ratio:	Ratio of waste material to ore material in an open pit mine.

Sulphide:	A mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite or iron sulphide. Also a zone in which sulfide minerals occur.

Tailings:	Finely ground rock from which valuable minerals have been extracted by milling.

Tonalite:	A type of igneous rock.

Tonnage:	Quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Tonne:	One tonne is equal to 1,000 kilograms (also known as a ‘‘metric’’ ton).

Total cash costs:	Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties.

Trend:	The arrangement of a group of ore deposits or a geological feature or zone of similar grade occurring in a linear pattern.

Waste:	Rock mined with an insufficient gold content to justify processing.

Weathered:	Rock broken down by erosion.

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

We are incorporated under the laws of Jersey, Channel Islands with the majority of our operations located in West Africa. Our books of account are maintained in US dollars and our annual and interim financial statements are prepared on a historical cost basis in accordance with International Financial Reporting Standards, or IFRS. IFRS differs in significant respects from generally accepted accounting principles in the United States, or US GAAP. This Annual Report includes a discussion of the relevant differences between IFRS and US GAAP, and Note 27 to our audited consolidated financial statements included in this Annual Report sets forth a reconciliation from IFRS to US GAAP of net income and shareholders’ equity. We have also included in this Annual Report the audited financial information for the years ended December 31, 2006, 2005 and 2004 of Société des Mines de Morila SA, or Morila SA. The financial information included in this Annual Report has been prepared in accordance with IFRS and, except where otherwise indicated, is presented in US dollars. For a definition of cash costs, please see ‘‘Item 3. Key Information — A. Selected Financial Data’’.

Unless the context otherwise requires, ‘‘us’’, ‘‘we’’, ‘‘our’’, or words of similar import, refer to Randgold Resources Limited and its subsidiaries and affiliated companies.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A.	SELECTED FINANCIAL DATA

The following selected historical consolidated financial data have been derived from, and should be read in conjunction with, the more detailed information and financial statements, including our audited consolidated financial statements for the years ended December 31, 2006, 2005, and 2004 and as at December 31, 2006 and 2005, which appear elsewhere in this Annual Report. The historical consolidated financial data as at December 31, 2004, 2003 and 2002, and for the years ended December 31, 2004 and 2003 have been derived from our audited consolidated financial statements not included in this Annual Report, as adjusted for the accounting changes relating to stripping costs under IFRS and US GAAP and the adoption of SFAS No. 123R ‘‘Share-based Payments’’, or SFAS No. 123R, under US GAAP.

The financial data have been prepared in accordance with IFRS, unless otherwise noted. In Note 27 to our audited consolidated financial statements, we present the principal differences between IFRS and US GAAP and a reconciliation of our net income attributable to equity shareholders and shareholders’ equity to US GAAP.

	Year Ended December 31, 2006	Year Ended December 31, 2005		Year Ended December 31, 2004		Year Ended December 31, 2003		Year Ended December 31, 2002
STATEMENT OF OPERATIONS DATA:	(In thousands, except per share and per ounce data)
Amounts in accordance with IFRS
Revenues	$258,304	$151,502		$73,330		$109,573		$131,440
Profit from operations#	72,414	47,823	†	7,227	†	43,474	†	65,537	†
Net profit attributable to equity shareholders	47,564	45,507	†	13,707	†	42,578	†	62,296	†
Basic earnings per share ($)	0.70	0.74	†	0.23	†	0.74	†	1.24	†
Fully diluted earnings per share ($)	0.69	0.71	†	0.23	†	0.74	†	1.23	†
Weighted average number of shares used in computation of basic earnings per share (3)	68,391,792	61,701,782		58,870,632		57,441,360	*	50,295,640	*
Weighted average number of shares used in computation of fully diluted earnings per share (3)	69,331,035	63,828,996		59,996,257		57,603,364	*	50,817,466	*
Amounts in accordance with US GAAP (2)
Revenues	132,353	30,688		—		—		—
Profit/(loss) from operations before joint venture	11,325	(11,858	)ø	(9,552	)ø	(25,840	)ø	(32,788	)ø
Equity income of Morila joint venture	39,551	56,262	†	18,724	†	62,633	†	87,090	†
Net income	47,564	42,055	†	9,172	†	36,793	†	54,302	†
Basic earnings per share ($)	0.70	0.68	†	0.16.	†	0.64	†	1.08	†
Fully diluted earnings per share ($)	0.69	0.66	†	0.15	†	0.64	†	1.07	†
Weighted average number of shares used in computation of basic earnings per share (3)	68,391,792	61,701,782		58,870,632	*	57,441,360	*	50,295,640	*
Weighted average number of shares used in computation of fully diluted earnings per share (3)	69,331,035	63,828,996		59,996,257	*	57,603,364	*	50,817,466	*
Other data
Total cash costs ($ per ounce) (1)	296	201	†	208	†	111	†	83	†
#	Profit from operations is calculated as profit before income tax under IFRS, excluding interest income, interest expense and profit on sale of Syama.
*	Reflects adjustments resulting from the sub-division of shares.
†	Restated due to change in accounting policy relating to stripping costs. Refer to notes 6 and 27 of our audited consolidated financial statements.
Ø	Reflects the adoption of SFAS No. 123R using the modified retrospective application. Refer to note 27 of our audited consolidated financial statements .

	At December 31, 2006	At December 31, 2005		At December 31, 2004		At December 31, 2003		At December 31, 2002
BALANCE SHEET AMOUNTS IN ACCORDANCE WITH IFRS
Total assets	$512,164	$462,349	†	$253,577	†	$214,736	†	$168,687	†
Long-term loans	25,666	49,538		40,718		6,832		19,307
Share capital	3,440	3,404		2,961		2,926		2,766
Share premium	213,653	208,582		102,342		200,244		190,618
Accumulated profit/(loss)	178,400	130,836	†	85,329	†	(28,378	)†	(71,307	)†
Other reserves	(59,430)	(41,000)		(14,347)		(7,403)		(8,293)
Shareholders’ equity	336,063	301,822	†	176,285	†	167,389	†	113,784	†
AMOUNTS IN ACCORDANCE WITH US GAAP (2)
Total assets	486,446	432,610	†	230,142	†	183,660	†	131,588	†
Long-term debt	22,329	45,081		35,042		891		3,999
Shareholders’ equity	328,968	294,727	†	172,369	†	167,389	†	113,570	†
†	Restated due to change in accounting policy relating to stripping costs. Refer to notes 6 and 27 of our audited consolidated financial statements.

1.    Total cash cost and total cash cost per ounce are non-GAAP measures. We have calculated total cash costs and total cash costs per ounce using guidance issued by the Gold Institute. The Gold Institute was a non profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant, and royalties. Under the company’s revised accounting policies, there are no transfers to and from deferred stripping. Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. We have calculated total cash costs and total cash costs per ounce on a consistent basis for all periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS or US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortization and share-based payments would be included in a measure of total costs of producing gold under IFRS and US GAAP, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies. Within this annual report our discussion and analysis is focused on the ‘‘total cash cost’’ measure as defined by the Gold Institute.

The following table lists the costs of producing gold, determined in accordance with IFRS, and reconciles this GAAP measure to total cash costs as defined by the Gold Institute’s guidance, as a non-GAAP measure, for each of the periods set forth below:

Costs	Year Ended December 31, 2006	Year Ended December 31, 2005		Year Ended December 31, 2004		Year Ended December 31, 2003		Year Ended December 31, 2002
	(In thousands, except per ounce data)
Mine production costs	$115,217	$66,612		$37,468		$26,195		$22,706
Depreciation and amortization	22,844	11,910		8,738		10,269		8,765
General and administration expenses	13,006	7,438		6,809		6,108		4,128
Transport and refinery costs	711	360		233		408		588
Royalties	16,979	10,273		5,304		7,648		9,185
Movement in production inventory and ore stockpiles	(13,373)	(18,744	)†	(7,425	)†	(5,115	)†	(1,756	)†
Total cost of producing gold determined in accordance with IFRS	155,384	77,849	†	51,127	†	45,513	†	43,616	†
Less: Non-cash costs included in total cost of producing gold:
Depreciation and amortization	(22,844)	(11,910)		(8,738)		(10,269)		(8,765)
Total cash costs using the Gold Institute’s guidance	132,540	65,939	†	42,389	†	35,244	†	34,851	†
Ounces produced*	448,242	328,428		204,194		317,596		421,127
Total production cost per ounce under IFRS	347	237	†	250	†	143	†	104	†
Total cash cost per ounce	296	201	†	208	†	111	†	83	†
†	Restated due to change in accounting policy relating to stripping costs. Refer to note 6 of our audited consolidated financial statements.
*	40% share of Morila and 100% share of Loulo.

2.    Under IFRS, we account for our interest in Morila Limited using the proportionate consolidation method, whereby our proportionate share of Morila Limited’s assets, liabilities, income, expenses and cash flows are incorporated in our consolidated financial statements under the appropriate headings. Under US GAAP, we equity account our interest in Morila Limited. This requires that we recognize our share of Morila Limited’s net profit as a separate line item in the income statement. In the balance sheet, we reflect as an investment our share of Morila Limited’s net assets. While this results in significantly different financial statement presentation between IFRS and US GAAP, it has no impact on our net income or our net asset value, except for any difference between IFRS and US GAAP which relates to Morila.

3.    Effective June 11, 2004, we undertook a split of our ordinary shares, which increased our issued share capital from 29,273,685 to 58,547,370 ordinary shares. In connection with this share split our ordinary shareholders of record on June 11, 2004 received two $0.05 ordinary shares for every one $0.10 ordinary share they held. See ‘‘Item 4. Information on the Company — A. History and Development of the Company’’.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

In addition to the other information included in this Annual Report, you should carefully consider the following factors, which individually or in combination could have a material adverse effect on our business, financial condition and results of operations. There may be additional risks and uncertainties not presently known to us, or that we currently see as immaterial, which may also harm our business. If any of the risks or uncertainties described below or any such additional risks and uncertainties actually occur, our business, results of operations and financial condition could be materially and adversely affected. In this case, the trading price of our ordinary shares and American Depository Shares could decline and you might lose all or part of your investment.

Risks Relating to Our Operations

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

Substantially all of our revenues and cash flows have come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which we have no control, including:

•	the demand for gold for industrial uses and for use in jewelry;

•	international or regional political and economic trends;

•	the strength of the US dollar, the currency in which gold prices generally are quoted, and of other currencies;

•	financial market expectations regarding the rate of inflation;

•	interest rates;

•	speculative activities;

•	actual or expected purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

•	hedging activities by gold producers; and

•	the production and cost levels for gold in major gold-producing nations.

The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London Bullion Market fixing price of gold in US dollars for the past ten years.

	Price Per Ounce ($)
Year	High	Low	Average
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	444
2006	725	525	604

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

If gold prices should fall below and remain below our cost of production for any sustained period we may experience losses, and if gold prices should fall below our cash costs of production we may be forced to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover from any losses we may incur during that period and on our ability to maintain adequate reserves. Our total cash cost of production per ounce of gold sold was $296 in the year ended December 31, 2006, $201 in the year ended December 31, 2005, and $208 in the year ended December 31, 2004. We expect that Morila’s cash costs per ounce will rise as the life of the mine advances as a result of expected declining grade, which will adversely affect our profitability in the absence of any mitigating factors. We do not envisage a major increase in Loulo’s cash costs as the life of mine advances, as the higher grades expected from the underground mining should offset increases in costs.

Our mining operations may yield less gold under actual production conditions than indicated by our gold reserve figures, which are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, production costs and the price of gold.

The ore reserve estimates contained in this Annual Report are estimates of the mill delivered quantity and grade of gold in our deposits and stockpiles. They represent the amount of gold that we believe can be mined, processed and sold at prices sufficient to recover our estimated total cash costs of production, remaining investment and anticipated additional capital expenditures. Our ore reserves are estimated based upon many factors, including:

•	the results of exploratory drilling and an ongoing sampling of the orebodies;

•	past experience with mining properties;

•	gold price; and

•	operating costs.

Because our ore reserve estimates are calculated based on current estimates of future production costs and gold prices, they should not be interpreted as assurances of the economic life of our gold deposits or the profitability of our future operations.

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

The profitability of operations and the cash flows generated by these operations are significantly affected by the fluctuations in the price, cost and supply of inputs.

Fuel, power and consumables, including diesel, steel, chemical reagents, explosives and tires, form a relatively large part of the operating costs of any mining company. The cost of these consumables is impacted, to a greater or lesser extent, by fluctuations in the price of oil, exchange rates and a shortage of supplies.

Such fluctuations have a significant impact upon the operating costs and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for mining projects, new and existing, and could even render certain projects non-viable. In addition, while our revenue is derived from the sale of gold in US dollars, a significant portion of our input costs are incurred in currencies other than the dollar. Accordingly, any appreciation in such other currencies could adversely affect our results of operations.

Our business may be harmed if the Government of Mali fails to repay fuel duties owing to Morila and Loulo.

Up to November 2005, Morila was responsible for paying to diesel suppliers the customs duties which are then paid to the Government of Mali. Our operations at Morila and Loulo can claim reimbursement of these duties from the Government of Mali on presentation of a certificate from Société Générale de Surveillance. During the third quarter 2003, the Government of Mali began to reduce payments to all the mines in Mali due to irregularities involving certain small exploration companies. The Government of Mali has since given full exoneration from fuel duties to the mining industry so that fuel duties are no longer payable. However, significant amounts of previously paid duties remain outstanding. Our share of the amounts owing to Morila was $5.6 million on December 31, 2006 and $4.7 million on March 31, 2007. Amounts owing to Loulo were $4.1 million on December 31, 2006 and $4.1 million on March 31, 2007.

If we are unable to recover these amounts, then our results of operations and financial position would be adversely affected, as would our ability to pay dividends to our shareholders. Accordingly, our business, cash flows and financial condition will be adversely affected if anticipated dividends are not paid.

Our business may be harmed if the Government of Mali fails to repay Value Added Tax, or TVA, owing to Morila.

Our mining companies operating in Mali are exonerated by their Establishment Conventions from TVA for the three years following first commercial production. After that TVA is payable and reimbursable. TVA is only reclaimable insofar as it is expended in the production of income.

A key aspect in TVA recovery is managing the completion of the Government of Mali’s audit of the taxpayer’s payments, at which time the Government of Mali recognizes a liability. Unfortunately the Government of Mali did not complete its audit of Morila in 2006.

Morila has concluded a re-imbursement protocol with the Government of Mali for all TVA owing to June 2005 and is in negotiation to conclude a further protocol to bring this up to date. At December 31, 2006, the TVA owed by the Government of Mali to Morila stood at $40.8 million, which amount has increased by $3.7 million to $44.5 million at April 30, 2007.

If Morila is unable to recover these funds, then its results of operations and financial position would be adversely affected, as would its ability to pay dividends to its shareholders. Accordingly, our business, cash flows and financial condition will be adversely affected if anticipated dividends are not paid.

We may not be able to recover certain funds from MDM Ferroman (Pty) Limited.

In August 2004, we entered into a fixed lump sum turnkey contract for $63 million for the design, supply, construction and commissioning of the Loulo processing plant and infrastructure with MDM Ferroman (Pty) Ltd, or MDM. At the end of 2005, after making advances and additional payments to MDM totaling $26 million in excess of the contract, we determined that MDM was unable to perform its obligations under the MDM Contract, at which time we enforced a contractual remedy which allowed us to act as our own general contractor and to complete the remaining work on the Loulo project that was required under the MDM Contract.

We believe that we are entitled to recover certain amounts from MDM, including advances of $12.1 million (2005: $12.2 million) included in receivables. Of this latter amount, $7 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets.

As part of our efforts to recoup the monies owed to us, MDM was put into liquidation on February 1, 2006. This resulted in a South African Companies Act Section 417 investigation into the business and financial activities of MDM, its affiliated companies and their directors. This investigation is ongoing, and the liquidators are not expected to release a statement of MDM’s assets and liabilities until the investigation has been completed.

We believe that we will be able to recover in full the $12.1 million included in receivables. However, this is dependent on the amounts which can be recovered from the performance bonds, personal guarantees and other assets provided as security. Any shortfall is expected to be recovered from any free residue accruing to the insolvent estate. The aggregate amount which will ultimately be recovered cannot presently be determined. The financial statements do not reflect any additional provision that may be required if the $12.1 million cannot be recovered in full. Our results of operations may be adversely affected if we are unable to recover the amounts advanced by us to MDM. Any part of the $12.1 million included in accounts receivable which cannot in fact be recovered will need to be charged as an expense.

Recovery of any amounts in excess of our claim for recovery of the $12.1 million is dependent on the extent to which our claim is accepted by the liquidators and the amount in the free residue. The ultimate outcome of this claim cannot presently be determined and there is significant uncertainty surrounding the amount that will ultimately be recovered.

We may incur losses or lose opportunities for gains as a result of our use of our derivative instruments to protect us against low gold prices.

We use derivative instruments to protect the selling price of some of our anticipated gold production at Loulo. The intended effect of our derivative transactions is to lock in a fixed sale price for some of our future gold production to provide some protection against a subsequent fall in gold prices. No such protection is in place for our production at Morila.

Derivative transactions can result in a reduction in revenue if the instrument price is less than the market price at the time the hedged sales are recognized. Moreover, our decision to enter into a given instrument is based upon market assumptions. If these assumptions are not met, significant losses or lost opportunities for significant gains may result. In all, the use of these instruments may result in significant losses which will prevent us from realizing the positive impact of any subsequent increase in the price of gold on the portion of production covered by the instrument.

Our underground project at Loulo, developing two mines at Yalea and Gara, is subject to all of the risks associated with underground mining.

We have determined to develop, construct and operate underground mines at Yalea and Gara. At Yalea, first ore is expected at the end of 2007, with full production scheduled for the beginning of 2009. At Gara, production is expected at the end of 2009. These planned mines represent our entry into the business of underground mining. In connection with the development of the underground mines, we must build the necessary infrastructure, the costs of which are substantial. The underground mines may experience unexpected problems and delays during their development and construction.

Delays in the commencement of gold production could occur and the development costs could be larger than expected, which could affect our results of operations and profitability.

The business of underground mining by its nature involves significant risks and hazards. In particular, as the development commences the operation could be subject to:

•	Rockbursts;

•	Seismic events;

•	Underground fires;

•	Cave-ins or falls of ground;

•	Discharges of gases or toxic chemicals;

•	Flooding;

•	Accidents; and

•	Other conditions resulting from drilling, blasting and the removal of material from an underground mine.

We are at risk of experiencing any and all of these hazards. The occurrence of any of these hazards could delay the development of the mine, production, increase cash operating costs and result in additional financial liability for us.

Actual cash costs of production, production results and economic returns may differ significantly from those anticipated by our feasibility studies for new development projects, including Tongon.

It can take a number of years from initial feasibility studies until development is completed and, during that time, the economic feasibility of production may change. In addition, there are a number of uncertainties inherent in the development and construction of any new mine, including:

•	the availability and timing of necessary environmental and governmental permits;

•	the timing and cost necessary to construct mining and processing facilities, which can be considerable;

•	the availability and cost of skilled labor, power, water and other materials;

•	the accessibility of transportation and other infrastructure, particularly in remote locations; and

•	the availability of funds to finance construction and development activities.

At our Tongon project in Côte d’Ivoire, we are progressing with a drilling program that will form the basis of a final feasibility study for the development of a mine. The completion of the feasibility study is dependent in large part on the political situation in that country. Accordingly, the success of any mining operation at our Tongon project is subject to the uncertainties stated above, as well as the risks presented by the political situation in that country. We cannot provide any assurance that we will complete a final feasibility study at Tongon, or that the project will ultimately result in a new commercial mining operation.

We conduct mining, development and exploration activities in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.

We currently conduct mining, development and exploration activities in countries with developing economies. These countries and other emerging markets in which we may conduct operations have, from time to time, experienced economic or political instability. It is difficult to predict the future political, social and economic direction of the countries in which we operate, and the impact government decisions may have on our business. Any political or economic instability in the countries in which we currently operate could have a material and adverse effect on our business and results of operations.

The countries of Mali, Senegal, Burkina Faso and Côte d’Ivoire have, since independence, experienced some form of political upheaval with varying forms of changes of government taking place. Côte d’Ivoire has experienced several years of political chaos, including an attempted coup d’etat. The conflict in Côte d’Ivoire resulted in us suspending work in the country pending a peaceful solution. As a result, the progress of the Tongon feasibility study has been delayed.

Goods are supplied to our operations in Mali through Ghana, Burkina Faso and Senegal, which routings have to date functioned satisfactorily. Our operations at Morila have been adversely affected by the higher transportation costs for diesel that now has to be delivered via Togo or Senegal. Any present or future policy changes in the countries in which we operate may in some way have a significant effect on our operations and interests.

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

The use of mining contractors at certain of our operations may expose it to delays or suspensions in mining activities.

Mining contractors are used at Loulo and Morila to mine and deliver ore to processing plants. Consequently, at these mines, we do not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor.

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

We may not pay dividends to shareholders in the near future.

We paid our first dividend to ordinary shareholders in March 2007. It is our policy to pay dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors. We cannot guarantee that dividends will be paid in the future.

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

We are subject to significant corporate regulation as a public company and failure to comply with all applicable regulations could subject us to liability or negatively affect our share price.

As a publicly traded company, we are subject to a significant body of regulation, including the US Sarbanes-Oxley Act of 2002. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices in corporate governance and continue to update this program in response to newly implemented or changing regulatory requirements, we cannot provide assurance that we are or will be in compliance with all potentially applicable corporate regulations. For example, we cannot provide assurance that in the future our management will not find a material weakness in connection with its annual review of our internal control over financial reporting pursuant to Section 404 of the US Sarbanes-Oxley Act. We also cannot provide assurance that our independent auditors will not issue qualified attestation reports on our management’s assessment on the operating effectiveness of our internal controls over financial reporting. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. If we must disclose any material weakness in our internal control over financial reporting, our share price could decline.

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

If management determines that capitalized costs associated with any of our gold interests are not likely to be recovered, we would recognize an impairment provision against the amounts capitalized for that interest. All of these factors may result in losses in relation to amounts spent which are found not to be recoverable.

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

Any failure on our part to be in compliance with these laws, regulations, and requirements with respect to our properties could result in us being subject to substantial penalties, fees and expenses, significant delays in our operations or even the complete shutdown of our operations. We provide for estimated environmental rehabilitation costs when the related environmental disturbance takes place. Estimates of rehabilitation costs are subject to revision as a result of future changes in regulations and cost estimates. The costs associated with compliance with government regulations may ultimately be material and adversely affect our results of operations and financial condition.

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

During July 2000, we concluded the sale of 50% of our interest in Morila Limited (and also a shareholder loan made by us to Morila Limited) to AngloGold Ashanti for $132 million in cash.

We have an 80% controlling interest in Société des Mines de Loulo S.A., or Somilo, through a series of transactions culminating in April 2001. The new Loulo mine commenced operations in October 2005 and mines the Gara (formerly Loulo 0) and Yalea deposits. We discovered the Yalea deposit in 1997.

We conduct our mining operations through:

•	a 50% joint venture interest in Morila Limited (which in turn owns an 80% interest in the Morila mine); and

•	a controlling interest in Somilo, the Yalea and Loulo 0 deposits and further exploration within the greater lease area situated within the Loulo permit.

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

In April 2003, we entered into a heads of agreement with Resolute Mining Limited, or Resolute. Under this agreement we gave Resolute a 12 month option to acquire our entire interest in our wholly-owned subsidiary, Randgold Resources (Somisy) Limited, or RRL Somisy, for $6 million, plus a quarterly royalty payment based on the gold price, and the assumption of certain liabilities. RRL Somisy owned 80% of Somisy which owned the Syama mine.

As of June 13, 2003, Randgold & Exploration owned approximately 43% of our outstanding share capital. Since that time, a number of transactions have taken place resulting in all of our shares which were held by Randgold & Exploration being sold. Currently Randgold & Exploration has no interest in us.

In February 2004, we announced that we would develop a new mine at Loulo in western Mali. Construction continued through 2005 and the new open pit mine went into production in October 2005. In addition, our board agreed to proceed with the development of the underground mine and, after the award of the development contract, work commenced with the construction of the boxcut at the Yalea mine. This boxcut has been completed and the first blast into hard rock took place on December 22, 2006. First ore is expected towards the end of this year and full production is scheduled for 2009. Development at Loulo’s second underground mine, Gara, is due to start at the beginning of 2009 with first ore being delivered to the plant by the end of that year.

In April 2004, Resolute exercised its option to acquire the Syama mine. Resolute has subsequently paid us $6 million in cash and has assumed liabilities of $7 million, of which $4 million owing to ourselves has been settled. The agreement entered into in June 2004 between the parties makes provision for the payment of a royalty by Resolute. At a gold price of more than $350 per ounce, we would receive a royalty on Syama’s production of $10 per ounce on the first million of ounces attributable to Resolute and $5 per ounce on the next three million of attributable ounces entered. This royalty payment is capped at $25 million. In April 2007, Resolute officially reopened the mine and announced that it would commence a recommissioning. We did not receive any royalties in respect of the years ended December 31, 2006, 2005 or 2004.

Effective on June 11, 2004, we undertook a split of our ordinary shares, which increased our issued share capital from 29,263,385 to 58,526,770 ordinary shares. In connection with this share split our ordinary shareholders of record on June 11, 2004 received two $0.05 ordinary shares for every one $0.10 ordinary share they held. Following the share split, each shareholder held the same percentage interest in us, however, the trading price of each share was adjusted to reflect the share split. ADS holders were affected the same way as shareholders and the ADS ratio remains one ADS to one ordinary share.

On November 1, 2005, we completed a public offering of 8,125,000 of our ordinary shares, including ADSs, resulting in gross proceeds to us of $109.7 million. The new shares were allocated to institutional shareholders in the United Kingdom, the United States, Canada and the rest of the world. The proceeds from the offering are being used for the development of the underground project at Yalea, then will be used for the Tongon feasibility study and the underground project at Gara, together with such other organic and corporate opportunities, including possible acquisitions, as might arise.

Recent Developments

Following the decision to proceed with the development of the Loulo underground mines, at Yalea and Gara, the first hard rock blast at Yalea took place in December 2006. The first ore is expected to be accessed in late 2007 and full production is scheduled for 2009. Development of Gara, Loulo’s second underground mine, is due to start in 2009. Most of the heavy vehicle fleet equipment has been delivered to site and a maintenance agreement entered into with the local Caterpillar dealership.

During 2006, as a result of peace initiatives in Côte d’Ivoire, we undertook a small drilling program in Côte d’Ivoire. The successful results have allowed us to plan and now commence a 30,000 meter feasibility drilling program designed to allow completion of a final feasibility study and for a production decision within two years.

Developments during 2006 relating to MDM are discussed more fully in ‘‘Item 4. Information on the Company — B. Business Overview — Legal Proceedings’’.

Principal Capital Expenditures

Capital expenditures incurred for the year ended December 31, 2006 totaled $61.5 million compared to $73.2 million for the year ended December 31, 2005 (excluding the Loulo power plant acquired under a finance lease) and $68.5 million for the year ended December 31, 2004. As of December 31, 2006, our capital commitments amounted to $10.5 million, principally for the Loulo underground project. The capital expenditures will be financed out of internal funds. The capital cost for both Loulo underground mines is expected to amount to $106 million for the first four years of each mine.

B.    BUSINESS OVERVIEW

Overview

We engage in gold mining, exploration and related activities. Our activities are focused on West and East Africa some of the most promising areas for gold discovery in the world. In Mali, we own 50% of Morila Limited, which in turn owns 80% of Morila SA, the owner of the Morila mine. In October 2005 the first gold was poured at our new Loulo mine, in which we have an 80% controlling interest through Somilo, and work has commenced on the development of two underground mines, Yalea and Gara. In addition, we have a feasibility stage project in the neighboring country of Côte

d’Ivoire, as well as exploration permits covering additional areas in Mali, Côte d’Ivoire, Burkina Faso, Ghana and Senegal and exploration licenses in Tanzania. As of March 31, 2007, we had declared proven and probable reserves of approximately 6.29 million ounces attributable to our percentage ownership interest in our assets.

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

The Loulo mine, in its first full year of production, produced 241,575 ounces of gold. Work on the underground development at the Yalea mine commenced and the first hard rock was blasted in December 2006. It is expected that the first ore will be accessed towards the end of the year and full production is scheduled for 2009. It is anticipated that Loulo’s second underground mine, Gara, will start in the beginning of 2009 and first ore will be delivered to the plant at the end of that year.

The focus of exploration at Loulo is to continue to explore and discover additional mineralized material from the 372 square kilometer permit and to date success has lead to the identification of two additional targets, Faraba and Boboto, which are subject to further exploration.

We also own a feasibility-stage project at Tongon, located in Côte d’Ivoire. We have not yet committed to constructing a mine at Tongon. However, we have commenced a 30,000 meter drilling program which has been designed to allow completion of a final feasibility study and for a production decision within two years.

Ownership of Mines and Subsidiaries

The Morila mine is owned by a Malian company, Morila SA. The mine is controlled by a 50/50 joint venture management committee with day-to-day operations being the responsibility of a Malian subsidiary of AngloGold Ashanti.

Under a joint venture agreement between us, we are each entitled to appoint four directors to the board of directors of Morila Limited, which owns 80% of Morila SA. AngloGold Ashanti is entitled to appoint one of its four directors as chairman, which position does not possess an additional vote. A quorum of the board for any meeting may only be achieved if at least two directors appointed by each of us are present. We have further agreed that all major decisions involving Morila Limited must be decided upon at the board level on a consensus basis, though under an operating agreement we have agreed to delegate responsibility for and authority regarding the day-to-day operation of Morila to a subsidiary of AngloGold Ashanti. Under the joint venture agreement, if either party wishes to sell its interest in Morila Limited, the other has a right of first refusal regarding that interest.

From the start of production in October 2000 through December 2006, Morila has produced approximately 4.3 million ounces of gold at a total cash cost of $142 per ounce.

The Loulo mine is owned by a Malian company, Somilo, which in turn is owned 80% by Randgold Resources (Somilo) Limited, our wholly-owned subsidiary, and 20% by the State of Mali. Randgold Resources is the operator of the Loulo mine. In 2006, Loulo’s production was 241,575 ounces at a total cash cost of $328 per ounce.

Geology

We target profitable gold deposits that have the potential to host mineable gold reserves of two million ounces or more.

West Africa is one of the more geologically prospective regions for gold deposits in the world. Lower Proterozoic rocks are known to contain significant gold occurrences and occur in West Africa in abundance. The Birrimian greenstone belts, part of the Lower Proterozoic, which are younger than the Archaean greenstones of Canada, Australia and South Africa, contain similar types of ore deposits and are located in Ghana, Côte d’Ivoire, Burkina Faso, Guinea, Mali, Senegal and Niger. Although a significant amount of geological information has been collected by government and quasi-government agencies in West Africa, the region has largely been under-explored by mining and exploration companies using modern day technology. Most of our exploration properties are situated within the Birrimian Formation, a series of Lower Proterozoic volcanic and sedimentary rocks. The West African Birrimian sequences host a number of world class gold deposits and producing gold mines.

Our strategy was initiated before the current entry of our competitors into West Africa and we believe that this enabled us to secure promising exploration permits in the countries of Côte d’Ivoire, Mali, Burkina Faso, and Senegal at relatively low entry costs.

Reserves

Only those reserves which qualify as proven and probable reserves for purposes of the Securities and Exchange Commission’s industry guide number 7 are presented in this Annual Report. The reserves are calculated at an average gold price of $475 per ounce (2005: $425 per ounce) over the life of the mine or project.

Morila reserves have been estimated by our joint venture partner, AngloGold Ashanti. The Loulo mine and Project reserves were estimated by us in conjunction with our independent mining engineers.

Total reserves as of December 31, 2006, amounted to 75.85 million tonnes at an average grade of 3.66 g/t, giving 8.93 million ounces of gold of which 6.29 million ounces are attributable to us. In calculating proven and probable reserves, current industry standard estimation methods are used. The reserves were calculated using classical geostatistical techniques, following geological modeling of the borehole information. The sampling and assaying is done to internationally acceptable standards and routine quality control procedures are in place.

All reserves are based on feasibility level studies. Factors such as grade distribution of the orebody, planned production rates, forecast working costs and metallurgical factors as well as current forecast gold price are all used to determine a cut-off grade from which a life of mine plan is developed in order to optimize the profitability of the operation.

The following table summarizes our declared reserves as of December 31, 2006:

	Proven Reserves			Probable Reserves			Total Reserves
Operation/ Project	Tonnes (Mt)	Grade (G/T)	Gold (Moz)	Tonnes (Mt)	Grade (G/T)	Gold (Moz)	Tonnes (Mt)	Grade (G/T)	Gold (Moz)
Morila mine	15.36	2.50	1.23	11.35	2.47	0.90	26.71	2.49	2.13
Loulo Project *	11.21	3.47	1.26	37.93	4.54	5.54	49.14	4.30	6.80
*	Includes Loulo underground.

A 10% mining dilution at zero grade and a gold loss of 5% have been incorporated into the estimates of reserves and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical recovery factors would be 91.5% for the Morila mine and 89.6% for the Loulo mine.

Mining Operations — Loulo

The Loulo Mine Project is situated in western Mali adjacent to the Falémé River — which forms the frontier with Senegal. It is located 350 kilometers west of Bamako and 220 kilometers south of Kayes. Loulo falls within the Birrimian sequence of the Kenieba inlier. This succession of volcano-sedimentary and clastic rocks contains several major regional shear structures hosting gold deposits such as Sadiola, Gara (formerly known as Loulo 0) and Yalea as well as numerous other satellite targets. Loulo is situated 96 kilometers from Sadiola.

Following the 2003 updated feasibility study on the Loulo open pit project (which comprises the Gara and Yalea deposits) and the rise in the gold price, our board and that of Somilo approved the development of the Loulo open pit project. Construction commenced in February 2004. The mine produced its first gold in October 2005 and made its first gold sale on November 8, 2005, which marked the commencement of the five year tax holiday and three year duty free period granted to the mine under the Loulo establishment convention.

The President of Mali, Amadou Toumani Touré, officially opened the Loulo open pit mine on November 12, 2005 at an event attended by, among others, Malian government ministers, ministers from other West African countries, several thousand local villagers and their leadership, and our board.

Loulo Mine

The Gara orebody was first discovered on the lease by the Syndicat Or (a joint venture between the Bureau de Recherches Géologiques et Minières and Direction Nationale de la Géologie et des Mines) in 1981. In June 1992, BHP Minerals Mali Inc acquired the shares of Bureau de Recherches Géologiques et Minières (in Syndicat Or), and entered the Somilo joint venture together with the Malian government. BHP Minerals Mali Inc was subsequently acquired by us, in October 1996.

At that time, the total project gold mineralized material was estimated by BHP Minerals Mali Inc to be 1.25 million ounces. We then undertook detailed exploration which resulted in the discovery of the Yalea deposit. Following the acceptance of a bankable feasibility study in 1999, by the board of directors of Somilo, we exercised our option to increase our participation in the project to 51%. However, the project was put on hold with the subsequent drop in the gold price to nearly $250 per ounce. In 2001, we also acquired the 29% La Source share in Somilo, raising our stake to 80%, with the government of Mali holding the remaining 20%.

As a result of a gold price recovery in 2003 and the completion of a successful exploration drilling campaign (which added significant confidence to our knowledge of the orebodies and highlighted the potential of significantly more reserve ounces at depth with respect to both Yalea and Gara), a revised feasibility study was conducted and demonstrated that the project met our investment return guidelines. Our board then approved the investment in Somilo, which facilitated the development of the Loulo mine.

On December 30, 2005, notice of default was given to the main construction contractor and our capital projects team took over completing the hard rock crushing and related phase II circuits, which had fallen behind schedule. Despite delays caused by the late commissioning of the hard rock crushing circuit, throughput in 2006 was maintained at levels above the design specification. This resulted in production of 241,575 ounces for the year, only marginally below expectations, mainly as a result of not being in a position to feed as much of the originally planned higher grade hard ore.

Loulo production has reached steady state and consequently the focus in 2007 will be on process optimization and improving cost control given the cost pressures impacting the industry, particularly with respect to grinding media, reagents and diesel for power generation.

Despite loading equipment difficulties, the mining contractor moved a total of 18.4 million tonnes at a strip ratio of 6.2:1 waste to ore. As part of an exercise to curtail the effect of rising contractor costs, all rise and fall formulae will be reviewed to take into account inflationary amounts and not contractor inefficiencies.

The Loulo mine has proved to be our second successful mine development. The focus is now on ensuring that the operation becomes one of Africa’s more efficient gold mines and the underground development is carried out cost effectively and on time.

The following statistics detail the operating and production results from operations for the years ended December 31, 2006 and 2005:

		12 months ended December 31,
Summary of Results		2006	2005
•	Mining
	Tonnes mined (million tonnes)	18.36	12.10
	Ore tonnes mined (million tonnes)	2.55	1.21
•	Milling
	Total ore milled (million tonnes)	2.60	0.53
	Tonnage rate (tonnes per hour)	337	304
	Mill availability/utilization (%)	87.90	47.30
	Head grade – reconciled (g/t)	3.15	4.46
	Overall gold recovery (%)	93.94	94.30
	Gravity (%)	5.79	6.08
	Cyanidation (%)	88.15	89.78
	Gold produced and shipped (oz)	241,575	67,984
•	Total mine
	Total cash costs ($/oz)*	328	165
*	Refer to ‘‘Item 3. Key Information — A. Selected Financial Data’’ for a definition of total cash cost per ounce.

Mine Facilities

Loulo mine consists of two main open pits (Yalea and Gara) as well as other smaller satellite pits. The mine is currently developing the first of its underground sections at Yalea. The second underground mine will follow in two years’ time at Gara.

The plant is designed to process an average of 320 tonnes per hour, 2.5 million tonnes per annum using the following circuits: (1) crushing — a three-stage crushing circuit for the hard rock sulfide ores and a single stage roll toothed crusher for the soft weathered oxide ores, (2) milling — the milling circuit comprises two parallel single stage ball mills in closed circuit with a dedicated cluster of hydro-cyclones, (3) gravity — two XD 48 Knelson centrifugal primary concentrators followed by a shaking table for re-dressing of primary concentrates, (4) Carbon in Leach, or CIL, recovery process, (5) Zadra elution process and gold recovery.

Mineralized Material

Despite the mining depletion, total mineralized material increased by 1.42 million ounces to 11.35 million ounces at December 31, 2006.

During the year, a total of 2.5 million tonnes at 3.35g/t was mined from four pits: Yalea, Gara, P125 and P129. The softer oxide ore was initially fed to the plant, with hard ore being stockpiled while the hard rock crusher was completed. On commissioning the hard rock crusher the plant was fed with ex-pit and stockpile material.

At December 31, 2006, total material on stockpile (all of which is included in reserves) was 673,579 tonnes at 2.44g/t. Of this, 25,461 tonnes at 3.95g/t was on the plant cone, 45,431 tonnes at 3.59g/t on the Run of Mine, or ROM, pad and 602,687 tonnes at 2.29g/t on re-handle stockpiles behind the ROM pad.

Grade control versus plant check-out reconciliations were acceptable for most of the year, leading up to the hard rock crusher commissioning, when reconciliation was poor as a result of ore being fed from unplanned sources. Once the feed was stabilized during the last quarter of the year, reconciliations were back within 3% on tonnage and 2% on grade. Infill Reverse Circulation, or RC, drilling over P129 and Gara West has allowed us to improve our confidence in the mineralized material and transfer them into the reserve category with pit designs.

Drilling concentrated on Gara Deeps during 2006, with definition drilling also continuing at Yalea. Incorporation of the Gara holes has allowed the extension of the mineralized material to 600 meters below surface. Infill drilling has allowed for the conversion of mineralized material to reserves with the completion of the latest underground mine design. Drilling at Faraba has allowed for additional mineralized material to be added, while total mineralized material has increased by 15% inclusive of mining depletion for the year. This takes the total mineralized material number over the 11 million ounce mark at December 31, 2006. Greenfields exploration continued on the remainder of the permit with drilling at the P64 target and Gara South showing promising results.

The Securities and Exchange Commission permits companies, in their filings with the Securities and Exchange Commission, to disclose only proven and probable ore reserves. We use certain terms in this section, such as ‘‘mineralized materials’’. Investors are cautioned not to assume that all or any parts of our mineralized materials will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the Securities and Exchange Commission’s Industry Guide number 7.

Ore Reserves

After mining depletion of 262,604 ounces, the overall reserve increased substantially from 5.6 million ounces at December 31, 2005 to 6.8 million ounces at December 31, 2006. Most of the increase has taken place at Gara, but a small increase also occurred at Yalea.

The Loulo mine is a dynamic environment and consequently the planning department continually updates the mine plans. Due to the number of deposits and targets, mine plans are developed individually for parts of the operation as new information becomes available. When significant changes have been made to any part of the project, the life of mine plan is updated.

2006 was the first year of continuous operations and the resulting costs, mining rates and plant throughput realized have been used in updating the mine plans and have had a consequent effect on those plans. Pit optimization was carried out at a gold price of $475 per ounce with actual 2006 costs for mining, processing, general and administration applied.

Ore Reserves	Tonnes (Mt) 2006	(Mt) 2005	Grade (g/t) 2006	(g/t) 2005	Gold (Moz) 2006	(Moz) 2005	Attributable (80%) (Moz)
• Stockpiles Proven	0.67	0.66	2.44	2.94	0.05	0.06
• Gara (was Loulo 0) Proven	6.12	7.29	3.19	3.29	0.63	0.77
Probable	0.74	0.24	3.11	3.00	0.07	0.02
Sub-total	6.87	7.53	3.18	3.28	0.70	0.79
• Yalea – shallow pit Proven	3.29	4.72	3.80	3.56	0.40	0.54
Probable	0.01	0.04	2.49	2.87	0.001	0.004
Sub-total	3.30	4.76	3.80	3.55	0.40	0.54
• Yalea – deep pit Proven	1.08	1.07	4.79	4.79	0.17	0.17
Probable	0.68	0.68	5.71	5.72	0.13	0.12
Sub-total	1.77	1.75	5.15	5.15	0.29	0.29
• P125 Proven	0.05	—	4.69	—	0.01	—
Probable	0.001	0.51	3.59	3.53	0.0001	0.06
Sub-total	0.05	0.51	4.66	3.53	0.01	0.06
• P129 Probable	0.15	0.24	2.70	2.67	0.01	0.02
• Gara West Probable	0.56	—	2.10	—	0.04	—
• Total surface sources	13.37	15.46	3.51	3.56	1.52	1.77
• Gara (was Loulo 0) UG Probable	13.14	5.14	3.91	4.00	1.65	0.66
• Yalea UG Probable	22.64	17.98	4.99	5.46	3.63	3.15
• Total UG sources	35.78	23.12	4.59	5.13	5.28	3.82
• TOTAL PROVEN	11.21	13.75	3.47	3.48	1.26	1.54	1.01
• TOTAL PROBABLE	37.93	24.82	4.54	5.07	5.54	4.05	4.43
• TOTAL MINE	49.14	38.57	4.30	4.51	6.80	5.59	5.44

2006 reserves reported are economic at a gold price of $475 per ounce (2005: $425 per ounce).
Dilution of 10% and ore loss of 5% are incorporated into the calculation of reserves.
Cut-off grade of 1.4g/t.
Stockpiled ore included.

The underground operation at Yalea, which had its inaugural blast on October 17, 2006, has seen significant reworking of the mine plans. The increased confidence in understanding the underground cost profile has had an effect on optimizing the open pit to underground interface leading to more ore being planned to be mined from underground. The deeper pit reserves in the south of Yalea attract a stripping ratio of approximately 13:1 indicating that it might be more efficient to exploit this ore from underground. These have consequently been separated from those shallower reserves pending completion of an underground mine design and plan, at which stage they might report to the underground reserve.

The 2006 mining operation at Yalea led to the depletion of 1.08 million tonnes at a grade of 3.15g/t for 105,808 ounces.

The open pit design at Gara has also been updated based on the latest mineralized material model and updated costs. An update to the open pit/underground interface is currently underway. The higher operating costs have been offset by the higher gold price indicating a similar size pit to that previously reported. During the year, 1.28 million tonnes at a grade of 3.47g/t for 139,043 ounces were mined from the Gara pit.

During the year mining also took place in the two smaller pits, P125 and P129, where a combined total of 17,753 ounces was mined.

Underground reserves were increased during the year as a result of an increase in the mineralized material model due to extra drilling. This translated into an increase in underground reserves at Gara of approximately 720,000 ounces which was reported at the end of the fourth quarter of 2006. Subsequent to that a further refinement in the underground mine design has led to the reserve being increased to 13.14 million tonnes at a grade of 3.91g/t for 1.65 million ounces (2005: 5.14 million tonnes at a grade of 4.00g/t for 0.66 million ounces). While this has almost tripled the Gara reserve, early indications from drilling to the south of the current reserves is that additional high grade mineralization is present in this area. This could lead to a re-planning and scheduling of the Gara underground where mining is due to commence in 2009.

Mining

Mining operations at Loulo are carried out under contract by a third party contractor which operates a fleet of two Liebherr 994B excavators and 14 Caterpillar 777D dump trucks, assisted by a variety of ancillary equipment. Apart from mining the main Gara and Yalea pits, this year also saw the mining of two satellite pits, P129 and P125. That third party contractor also provides the drill and blast services with bulk explosive products and accessories being supplied by another third party contractor.

The average production volume for the mining fleet during 2006 was 700,000 bcm per month, which was ramped up to 800 kbcm per month towards the end of the year.

Mining Results		2006	2005
•	Ore tonnes mined (million tonnes)	2.55	1.21
•	Ore grade (g/t)	3.35	4.50
•	Waste mined (million tonnes)	15.82	10.89
•	Stripping ratio	6.2:1	10:1
•	Total tonnes mined (million tonnes)	18.36	12.10

Ore Processing

Production

The year was commenced by achieving milled production rates of 370 to 395 tonnes per hour, which are higher than the 300 tonnes per hour target originally planned. Soft ore from upper levels, predominantly from Yalea, made this feasible. Tonnage throughput ramped up and peaked at 257,377 tonnes in March 2006 and thereafter gradually decreased to an annual low of 180,311 tonnes in June 2006. Several factors contributed to this decrease in monthly tonnage throughput, with the main issues being the increased throughput of Yalea transitional ore, the introduction of harder Gara pit ore and the commissioning of the hard rock crusher. The last quarter saw monthly tonnage throughput rates back to 220,000 tonnes per month as planned, as the total process plant achieved steady state.

A total of 2.6 million tonnes was milled during the year with a head grade of 3.15g/t. An overall year to date gold recovery of 93.9% was achieved resulting in 241,575 gold ounces produced and shipped. Gold recoveries have generally been affected by the mineralogy of the ore. Deeper transitional and fresh ore from the Yalea pit have resulted in lower recoveries in the range of 89.5% to 92.5% (as per plan), whereas the treatment of Gara pit oxide ore resulted in significantly higher than expected gold recoveries of 97.0% plus. The mill availability varied through the year but averaged 91% during the final quarter as steady state conditions were attained.

Tailing storage facility

Somilo recognizes the importance of sound tailings disposal practices for safety and environmental reasons. It has formed partnerships with a tailings disposal specialist and a mine residue and environmental engineering consultant to develop the Tailings Storage Facility, or TSF, at Loulo. The main starter wall is being mechanically raised to the 147 meter level and thereafter cycloning will commence to raise the TSF walls.

Underground

Mine design

During the course of the year further progress was made re-assessing the designs for both the Yalea and the Gara mines.

Yalea underground mine

While the original feasibility study on the mining of the Yalea deposit from underground envisaged a single truck decline, a re-design with increased production via a twin decline system incorporating the use of conveyor belts to transport ore to surface was adopted at the end of 2005. The main reason for the change was the increase in the mineralized material and reserve base which allows for higher production levels. Additional benefits relate to safety and access aspects of mining. This design also has the advantage of accessing the higher grade payshoot earlier in the schedule allowing a much faster buildup in forecast gold production.

During 2006, the design was refined further, while the life of mine remains almost the same. Total ore reserves for the Yalea underground amounted to 3.63 million ounces at December 31, 2006 and the production rate has been increased to 80,000 tonnes per month from 50,000 tonnes per month with the possibility of even higher rates yet to be examined.

Gara underground mine

During the third quarter of the year, a deep underground drilling program was completed at the Gara deposit demonstrating considerable extensions to the orebody. Based on these drill results, a mine re-design was completed and scheduled. Total underground ore reserves for Gara at December 31, 2006 amounted to 1.38 million ounces, an increase of 720,000 ounces over the previous reserve. The production rate has been increased to 100,000 tonnes per month (previously 60,000 tonnes per month). Subsequent to this, based on drill results from the fourth quarter 2006, additional design has increased the reserve to 1.65 million ounces.

The main features of the design for Gara are as follows:

•	The design has been based on the Yalea design with the exception that the two declines will both be developed from the open pit instead of a boxcut.

•	The twin declines will form part of a twin ramp system, one towards the north and the other towards the south, dividing the underground mine in two separate mining and ventilation districts.

•	A conveyor belt system will be used to transport ore and waste out of the mine rather than the conventional truck transport.

•	Waste passes will be developed from inside the pit to facilitate backfill.

•	The reverse Avoca mining method is planned to reduce ore lock up in pillars.

Comparison of the forecast gold production by the conveyor option over the trucking option shows a much faster build-up of production as well as a higher level of production, improved safety and ventilation conditions.

Currently the Gara decline is planned to start in 2009 with full production being achieved in 2014.

The following table lists the salient features of the underground mine designs:

Design Features		Gara	Yalea
•	Life of Mine	13 years	18 years
•	Ore reserve	1.38 Mozs	3.21 Mozs
•	Production rate	100,000 tpm	80,000 tpm
•	Capital expenditure first four years	$45m	$61m
•	Ongoing capital expenditure (development, fleet and infrastructure) per year	$5.5m	$3.8m
•	Average total cash cost per ounce	$277/oz	$199/oz

Operational progress

The excavation work of the Yalea boxcut, carried out by third party contractors, made good progress. Bedrock was exposed during November 2006 and the final soft excavation work was completed in December 2006 with approximately 60,000 cubic meter having been removed. The first blast into solid rock was taken in December 2006.

The delivery of the underground heavy vehicle fleet is almost completed.

Construction of the mine offices, workshops and other site infrastructure including electrical supply was completed by the end of the first quarter of 2007.

Environment and Community Development

Monthly monitoring programs continued through the year, incorporating dust fallout levels as well as physiochemical, cyanide, oil, grease and bacteriological levels of surface and ground water points covering the site and the main water courses surrounding the mine. Bi-annual audits were completed by independent environmental consultants, as well as by a National Environmental Delegation from the government to verify results and audit environmental management procedures. With the completion of the main capital construction, rehabilitation programs were initiated which included the landscaping and re-vegetation of borrow pit and construction sites with vegetation germinated in the mine nursery.

The waste recycling system continued with mine waste being separated into steel, wood, glass, plastic, aluminium, organic and other waste. Glass, plastic, aluminium, wood and steel is sold off to local contractors and the funds channeled back to the community development budget.

International Standard Organization (ISO14001) training was initiated and it is our intention to move towards compliance with this code. Revised closure and environmental management systems are being designed incorporating life of mine changes as a result of the underground projects.

Community liaison meetings were held monthly between the mine and village representatives to address issues raised by both parties. We are committed to address basic health, education and access to potable water and will support initiatives to create employment and income for the community. In this light four new boreholes were drilled in the surrounding villages and local artisans were trained in the repair of the pumps; a malaria spraying program was expanded to include the villages of Loulo and Djidian-Kenieba, resulting in a 55% reduction in malaria cases treated compared to 2005; HIV awareness campaigns were supported in conjunction with NGOs; a foot bridge was built across the Gara River to allow farmers to access land adjacent to the new permanent water supply of the Gara Dam; a beekeeping test farm was initiated; school furniture was donated to the local schools; and the Bolibanta Women’s market gardens were supported with donations of seed.

The construction of a new school at Loulo and a Mayoral Office at Sitakily were other projects initiated during the year.

Construction Report

Having taken the construction project back from the primary contractor, MDM, in December 2005, the balance of the work has been completed by our in-house project team. The overall process facility is performing well with tonnage throughput averaging above the design capacity for the year.

The hard ore crushing facility, comprising three stages of crushing, was built during the first half of 2006 and commissioned in June. Crushing operations have progressed well and the plant is now exceeding its original specified duty. Construction of the 40,000 tonne (live) crushed ore stockpile has recently been completed and commissioned.

Construction of the first of Loulo’s underground sections, the Yalea decline, commenced in July 2006 with the excavation of the boxcut, with access to the twin portals. The boxcut excavation has been completed and work on the decline tunnels is in progress. The underground construction contract was awarded to a third party contractor.

The remaining work to complete the fuel farms at the plant site and at the mining area was carried out during 2006 and these facilities are now fully operational.

The raw water pumping station, at the Falémé River, is now fully operational. Construction of the Gara storage dam pump station is complete and commissioned.

The CIL expansion project (an additional 4 CIL tanks) is nearing completion, with commissioning scheduled for the second quarter of 2007. This plant expansion will increase circuit residence time, improving recoveries, but will later facilitate a future expansion in plant throughput.

The first phase of the cyanide destruction system is in construction with the introduction of a tailings thickener and return water tank to the circuit. This will reduce the quantity of cyanide in the tailings stream. Wash water will be returned to the process water circuit. This is scheduled for commissioning in the third quarter of 2007. The circuit is being constructed as an add-on in parallel with the existing circuit. The tie-in to the existing circuit will be completed during normal maintenance downtime. The circuit may be bypassed, which will ensure no disruption to the existing process. A further cyanide destruction phase is scheduled for commissioning in early 2008.

The power station is being expanded by a further 7 megawatts. This additional power will cover the needs of the underground development at Yalea. Two medium speed diesel generators will be installed to meet this demand. The new facility is being engineered to house four units and depending on future demand a further two units may be acquired later. It is anticipated that the medium speed engines will supply base load and the remaining high speed units would supply the additional power up to the demand. The medium speed machines are slightly cheaper to operate on diesel and they are capable of conversion to run on heavy fuel oil, which will allow Somilo to reduce its processing cost. Construction has commenced on the concrete bases for the engines. The first engine is expected to be operational in the third quarter of 2007 and the second unit will be commissioned in the first quarter of 2008.

Human Resources

Manpower

Overall manpower levels, including contractors, at Loulo increased during 2006 as the project progressed and mining and processing commenced.

		December
Manpower		2006	2005
•	Mine labor	327	519
•	Capital projects	375	499
•	Mine contractors	643	184
•	TOTAL	1,345	1,202

Training

Three team effectiveness workshops were held at Loulo during 2006.

A managerial and supervisory skills course was held at Loulo in July 2006 and attended by managers and supervisors. Our employees, including 14 from local villages, successfully completed a crusher operator course at Morila mine. Structured engineering maintenance and metallurgical on-the-job action learning training was ongoing at the processing plant throughout the year. This training has enabled those employees recruited from the local villages to successfully transfer to their jobs the information and skills learned at the initial job training program they attended at Morila in 2005.

All Somilo and contractor employees recruited during the year were required to attend the mine’s induction and safety training course, before commencing work. In addition, all production employees attend workplace toolbox safety talks at the start of each shift. A series of first aid and safety courses were attended by engineering and metallurgical employees during the year. Senior managers attended an International Standard Organization (ISO14001) executive briefing and line managers, environmental and safety staff attended the ISO14001 audit course during the last quarter of 2006.

Industrial relations

Industrial relations remained positive throughout the year. Following the successful union election at the start of the year and the subsequent establishment of union structures at Loulo in February 2006, regular monthly meetings were instituted between the union and management. Agreement was reached with the union in November 2006 regarding the mine’s rules and regulations. These were implemented in December 2006 following authorization from the Regional Labor Inspectorate.

In addition, an innovative transport allowance plan tied to a hire purchase arrangement between Somilo and its employees, was successfully negotiated with the union. The plan consists of motor cycles being purchased by Somilo on behalf of employees who repay Somilo using their monthly transport allowance. The plan overcomes a total lack of public transport in this remote area, supporting sustainable development objectives and creating job opportunities outside of the mine.

Somilo, together with other large mining companies in Mali, is represented at the talks concerning a proposed new National Mining Industry Collective Agreement taking place between mining industry employers, SYNACOM (Mining Union Confederation), the Directorate of Labor and the National Employers’ Association. Two meetings were held during 2006 and further meetings are scheduled in 2007.

Community development

Relations with the community remained positive throughout the year and community liaison committee meetings were held monthly. The focus areas of the committee remain on employment of local villagers by the mine and the three pillars of the mine’s social program, which are basic education, food security and basic health (which includes potable water provision).

During the year, the following community development activities were undertaken:

•	Employment of local villagers — Learning ability and other psychometric testing was carried out in all the villages surrounding the mine to select young people to work on the newly installed crushing circuit. Fourteen of the twenty successful applicants were from the local villages. In addition, Loulo and its contractors continued throughout the year to apply a selection process that gives precedence to local villagers over other job seekers, with a view to maximizing the employment of people from the villages most affected by the mine.

•	Education — The opening of the new school built by the mine in Djidian-Kenieba and the building of a new primary school at Loulo (70% completed at December 2006). Schools at Sakola and Baboto were repaired and refurbished and teaching resources and aids provided to all schools in the local area. Furthermore under the supervision of the Malian Department of Education there was the subvention of teaching staff at Sakola village school as the mine funded one teacher for each teacher funded by the community. School furniture and learning resources and equipment were donated by the mine to village primary schools.

•	Food security — The establishment of vegetable gardens, the setting up of crop production training programs and the provision of seeds and fertilizer to farmers in local villages surrounding the mine. The mine’s agricultural education program for local farmers established a model beekeeping enterprise. The test apiary aims to educate people about beekeeping and encourage them to take up beekeeping in the area.

•	Basic health — The mine’s medical officer treated and provided medicines to 9,600 patients from the local community. The mine evacuated several seriously ill villagers to hospitals in Bamako and Kayes.

•	Malaria control and HIV/AIDS awareness — Educational and awareness campaigns were undertaken, with assistance from NGOs, to sensitize people in the local villages about malaria and HIV/AIDS, how to avoid contracting the diseases and the necessity of testing and treatment. Malaria control programs were introduced in line with the recommendations from malaria vector surveys carried out in 2005 and 2006 by Prof. Richard Hunt of the School of Animal, Plant & Environmental Sciences, University of the Witwatersrand, South Africa. Repeat spraying of the dwellings in local villages was undertaken prior to the start of the rainy season. In addition, mosquito nets were distributed to households in Djidian-Kenieba and Kenieba.

•	Water provision — The mine installed a further two Indian pumps in the Loulo and Djidian-Kenieba villages. In addition, all defective Indian pumps were overhauled using mine supplied spares and a new access road was prepared so that the cattle from Loulo village could be watered at the Falémé River. The aim of the water provision project is to ensure a continuous and reliable supply of potable water to all the local villages.

•	Local government support — The mine, with agreement from the community development committee, financed the construction of an office for the Mayor of the Commune at Sitikily village.

Total expenditure by the Loulo mine on community development projects for the year 2006 was $175,196 which amount does not reflect the costs of providing medical treatment, medical evacuations, medicines, vaccinations, creating disease awareness and education training.

Mining Operations — Morila

Operations and Projects

Our major gold producing asset since October 2000 has been the Morila gold mine. Morila, which was discovered by us in 1996, is now owned by a Malian company, Morila SA, which in turn is owned 80% by Morila Limited and 20% by the State of Mali. Morila Limited is jointly owned by ourselves and AngloGold Ashanti.

Morila Mine

The mine is controlled by a 50:50 joint venture management committee with day to day operations being the responsibility of AngloGold Services Mali SA, or Anser, a Malian subsidiary of AngloGold Ashanti Limited, under an operating agreement.

From the start of production in October 2000 through December 2006, Morila has produced approximately 4.3 million ounces of gold, and Morila SA has paid total dividends to its shareholders of $505 million. As forecasted, Morila produced in excess of 500,000 ounces for the year, finally totaling 516,667 ounces of gold for the year, down from 2005’s production as a result of lower grades from the pit.

The year started well with both the mining and plant operating at design capacity. However, towards the middle of the year, plant production dropped and in the third quarter plant throughput was not reaching the expanded plant design capacity. Together with our partners, we addressed the various issues with the goal of achieving consistent sustainable production. The increased attention had the desired effect and in the last quarter the mine exceeded expanded design capacity in each of the three months.

Mining performance suffered particularly in the second half of the year but steps are being taken to catch up the backlog.

Costs were reasonably well contained given prevailing increases in input costs. Total cash costs, before adjustment for one-off costs relating to provisions and indirect taxes, were $258 per ounce, up from last year’s costs of $210 per ounce.

The following statistics detail the operating and production results from operations for the years ending December 31, 2006, 2005 and 2004:

		12 months ended December 31,
Summary of Results		2006	2005		2004
•	Total mined tonnes (million tonnes)	21.5	24.6		26.6
•	Ore tonnes mined (million tonnes)	5.2	7.0		5.3
•	Mined grade (g/t)	3.2	4.3		4.3
•	Ore tonnes milled (million tonnes)	4.1	3.8		3.5
•	Head grade (g/t)	4.2	5.9		5.2
•	Recovery (%)	91.9	91.7		87.9
•	Ounces produced (oz)	516,667	651,110		510,485
•	Total cash cost ($/oz)*	258	210	~	184
	Attributable (40% proportionately consolidated)
•	Ounces produced (oz)	20,667	260,444		204,194
•	Net profit ($ million)	39.6	56.3		25.2
*	Refer to ‘‘Item 3. Key Information — A. Selected Financial Data’’ for a definition of total cash cost per ounce.
~	Restated due to change in accounting policy related to stripping costs. Refer to note 6 of our audited consolidated financial statements.

Mineralized Material

The mineralized material base estimated for the mine using the results from infill drilling programs as well as resource extension drilling, depleted to December 31, 2006, was 2.85 million ounces.

Ore Reserves

The ore reserve estimate for Morila, depleted for mining to December 31, 2006 and based on the current orebody model, was 2.13 million ounces (including stockpiled ore).

It is currently estimated that mining activities will cease during 2009 with the processing of stockpiles continuing until 2013.

Remaining reserves are slightly lower than last year after depletion has been taken into account as a result of changes in the orebody model. However due to the increased gold price more of the marginal stockpile material can now be treated economically so ore reserves have been partially replaced, albeit at lower grade.

Mining

Mining operations are carried out under contract by Somadex, which is a subsidiary of DTP Terrassement, the mining arm of the French construction company, Bouygues. A partnership agreement which incorporates the principle of sharing the potential savings achieved by the contractor using agreed productivity assumptions and allowing for an agreed return is in effect.

While Somadex were able to maintain production in the early part of the year by the mid-year a lack of experienced maintenance personnel led to increasing breakdowns of the mobile plant. As a result, mining production dropped below budget. Action was taken by the partnership to restore productivity and the situation had started to improve by year end. Somadex have also committed to bringing extra mining fleet to site at their own risk in order to maintain the desired levels of production.

Ore Reserves		Grade (Mt) 2006	(Mt) 2005	Gold (g/t) 2006	(g/t) 2005	(Moz) 2006	(Moz) 2005	Attributable (40%) (Moz)
•	Proven	15.36	15.95	2.50	3.21	1.23	1.65
•	Probable	11.35	6.19	2.47	3.63	0.90	0.72
•	Sub-total
Proven and Probable		26.71	22.14	2.49	3.33	2.13	2.37	0.86

2006 reserves reported are economic at a gold price of $475/oz (2005: $425/oz).
Dilution of 10% and ore loss of 5% are incorporated into the calculation of reserves.
Cut-off grade of 1.4g/t.
Stockpiled ore included.

Ore Processing

The year started well with regards to plant throughput, but in the second and third quarters operational problems lead to lower than budgeted throughput. A review team comprising ourselves, Loulo mine and AngloGold Ashanti personnel worked on site with Morila employees to identify the underlying causes and institute corrective action. By the fourth quarter, corrective action had yielded the desired effect and throughput was again exceeding the design capacity of the expanded plant. In October 2006 a record 372,463 tonnes was processed.

Exploration

Morila focused its exploration activities on extending the existing orebody and discovering new deposits for processing using the Morila plant. Drilling has concentrated on extensions to the known orebody, chiefly in the south (Tonalite extension) and in the west (Morila Shear Zone west extension) as well as in the eastern margin.

Drilling at the Samacline target, approximately 500 meters to the west of the pit and approximately 400 meters below surface has also continued during the year. Further close spaced intersections have been effected through deflections from several drill holes in order to assess short scale variability. On completion of the current drilling program, a scoping study designed to test amenability of the deposit to a small underground mining operation will be assessed.

The 40,000 meter regional exploration program of the 200 square kilometers mine lease area is now almost complete. Comprising tactical and strategic targets, the program is guided by a recently completed structural analysis that has emphasized the unique and discordant architecture of the Morila structural domain.

Results from the regional program have continued to define an anomalous footprint around the deposit, although we are unable to predict that we will discover another Morila-styled deposit. During the year structural and metallogenic consultants have been contracted to assist with the generation of a genetic model by integrating the geological, structural and mineralogical components of the deposit.

Environmental

During the year, implementation of the International Standard Organization (ISO14001) program commenced at Morila. An on-site conformity assessment of the implementation of the mine’s environmental management system was carried out in November 2006 and Morila achieved a compliance rating score of 94% with no major non-conformances.

Human Resources

Manpower

Manning levels related to permanent and temporary Morila and contractor employees on the mine were as follows:

		December
Manpower		2006	2005
•	Morila employees
	National permanent	468	456
	Temporary	63	—
	Expatriate	40	33
	Sub-total	571	489
•	Contractor employees
	National permanent	972	995
	Expatriate	44	40
	Sub-total	1,016	1,035
•	TOTAL	1,587	1,524

Training and development

During the year, employees attended safety induction training, cyanide awareness training and First Aid courses. Employees consisting of management, safety representatives and trainers, attended a safety hazard identification course. The mine’s training centre also provided training for Loulo, Siguiri, Yatela and Sadiola trainees during 2006.

Industrial relations

The industrial relations climate during 2006 was satisfactory and no industrial action took place. The Morila Mine Level Agreement, concluded in October 2005 between management and the Morila union, was implemented in January 2006 following its approval by the Directorate of Labor and the Labor Court. The contractors on site also experienced healthy industrial relations throughout the year. The training of union representatives carried out by an independent consultant during the year has contributed to the constructive industrial relations climate at Morila.

Community Development

A partnership entered into with US AID and the local authority of the commune of Sanso became increasingly effective during 2006. The partnership has increased the money available for community development projects from $150,000 to $275,000 per year for each of the next three years. Rice projects at Fingola and Morila were financed and set up by the mine and run by the women of the two villages.

Total expenditure by the Morila mine on community development projects for the year 2006 was $164,287.

The following map indicates the locations of Morila and Loulo within Mali:

Locality of the Loulo and Morila Mines in Mali

Development Project — Tongon

Operations and Projects

The Tongon project is located in northern Côte d’Ivoire, 628 kilometers north of Abidjan within the 671 square kilometer Nielle permit. The total mineralized material base exceeds 3 million ounces.

Tongon Project

A prefeasibility Type 2 study was completed in June 2002 which demonstrated that the Tongon project could meet our criteria for investment and a Type 3 feasibility study was initiated. After an initial 16 drill hole program, further drilling and on-site feasibility study work was put on hold due to the political conflict in the Côte d’Ivoire.

In 2005 all aspects of the Tongon project were reviewed and the financial parameters used in the June 2002 prefeasibility study were updated to reflect December 2005 market conditions, as follows:

Updated Parameters

•	Potentially mineable material of 13.05 million tonnes at a grade of 3.54 g/t for only the southern zone, assuming dilution of 15% and ore loss of 2%.

•	Strip ratio of 4.38:1 and cost of $1.51 per tonne mined over the life of mine.

•	Recoveries of 97.4% for oxides and 82.1% for sulfides.

•	Production rates of 240,000 tonnes per month in oxides and 200,000 tonnes per month in sulfides.

•	Life of mine unit cost of approximately $22 per tonne milled and $260 per ounce cash cost.

•	Total life of mine capital costs of $111 million.

•	Gold price of $400 per ounce flat.

•	Côte d’Ivoire royalty of 3% on gold sales.

•	Five year tax holiday.

On the basis of this updated economic assessment and even taking into account the recent inflation pressures in the industry, the project continues to meet our hurdle rates for further investment.

The project had been stalled at the feasibility stage for the past couple of years while the country has been dealing with political instability and conflict, but with the relative calm that has returned, the team has recommenced its work program. Presidential elections scheduled for October 2006 have been postponed due to a delay in preparation until October 2007, after an agreement was reached among the rival parties. Officials of both the government ministries and the opposition have shown commitment to making the project work.

During 2006, an eight-hole 1,992 meter tactical diamond drilling program was carried out and the results were used to plan a 30,000 meter feasibility drilling program scheduled for the first half of 2007. The drilling program was designed to allow the completion of a final feasibility study and for a production decision within two years of full recommencement of drilling activities.

The next phase of drilling will help us understand the relatively complex geology of the southern zone, as well as add additional mineralized material to the northern zone. The completion of a successful final feasibility study would allow a production decision and financing arrangements to be made.

Subject to a positive outcome of the bankable feasibility and the current political process, we believe development of the Tongon deposit is likely as the Côte d’Ivoire has favorable infrastructure to support a mining venture. Power, water and road access are available close to the site. The Tongon project would also allow us to maintain and expand our production profile, as the Loulo mine grows and production at our Morila mine tails off.

Annual reserve declaration at 31 December 2006

Proven and Probable Ore Reserve	Tonnes (Mt) 2006	(Mt) 2005	Grade (g/t) 2006	(g/t) 2005	Gold (Moz) 2006	(Moz) 2005	Attributable (40% Morila, 80% Loulo) (Moz)
Morila
Proven	15.36	15.95	2.50	3.21	1.23	1.65
Probable	11.35	6.19	2.47	3.63	0.90	0.72
Sub-total Proven and Probable	26.71	22.14	2.49	3.33	2.13	2.37	0.85
Loulo
Proven	11.21	13.75	3.47	3.48	1.26	1.54
Probable	37.93	24.82	4.54	5.07	5.54	4.05
Sub-total Proven and Probable	49.14	38.57	4.30	4.50	6.80	5.59	5.44
Total Reserves
Proven and Probable	75.85	60.71	3.66	4.08	8.93	7.95	6.29

The reporting of Ore Reserves is in accordance with the Securities and Exchange Commission’s industry guide number 7.
2006 reserves reported are economic at a gold price of $475/oz (2005: $425/oz).
Dilution of 10% and ore loss of 5% are incorporated into the calculation of reserves.
Cut-off grade of 1.4g/t.
Stockpiled ore included.

Exploration Projects

Exploration Highlights

In 2006, exploration activities concentrated on the extension of known orebodies and the discovery of new orebodies both at producing mines and exploration sites. In addition, we continued with our expansion of the African Footprint strategy within the most prospective gold belts of both West and East Africa and have operations in six African countries boasting a portfolio of 128 targets on 18,526 square kilometers of ground holding.

•	At Loulo, we continue to build our mineralized material base, which is now over 11 million ounces. As well as the conversion work, exploration is focused on the next discovery by systematically evaluating a portfolio of targets within the lease area. Of these, Faraba and Baboto are showing the most promise.

•	At Morila, the next discovery continues to evade detection even though 40,000 meters of regional drilling has been completed. However, the low grade halo, which surrounds the ore body, continues to be defined. Research points towards an intrusive related ore genesis for the deposit.

•	In south Mali, a regional gravity survey is being undertaken to aid the identification of targets for drilling in 2007.

•	In Senegal, a 10,000 meter RAB drilling program has commenced to evaluate 12 targets. This will help in prioritizing additional targets at Delya, Bambaraya and Sofia for diamond drilling later in the year.

•	In Burkina Faso, drilling has defined a broad, low grade mineralized system over a three kilometer strike at Kiaka. Elsewhere in our portfolio of permits, regional programs are identifying targets for follow-up work in the coming year.

•	In Ghana, exploration activities recommenced on a portfolio of four permits. First pass regional exploration programs have been completed; positive results have been returned from one of these, Bole, which will see follow-up programs in 2007.

•	In Tanzania, generative work is the driver to build a new portfolio of projects after Kiabakari did not meet our criteria for further investment.

•	In the Côte d’Ivoire, exploration activities successfully recommenced with a tactical diamond drilling program at the Tongon prospect, situated within the Nielle permit, in the north of the country. An approximate 30,000 meter feasibility diamond drilling program commenced in April 2007.

•	A generative team has been established to re-assess the African countries where we are not currently operational, to identify potential value adding projects that would be of interest.

In summary, we have a quality portfolio of exploration projects in both West and East Africa. This reflects our business strategy of organic growth through exploration and its primary objective to build sustainable mining projects with significant returns. This strategy is attested to by our discovery and development track record, which includes the Morila and Loulo mines, both in Mali, and the Tongon project, currently at the feasibility stage in the Côte d’Ivoire.

Mali

Loulo

In addition to the conversion work and the deep drilling at both the Yalea and Gara orebodies, exploration has concentrated on the next discovery by evaluating a quality portfolio of targets within the 372 square kilometer permit area.

At the Gara deposit, new information from the continual excavation of the deposit and re-logging and re-interpretation of diamond drill core established that high grade mineralization is associated with the 0300/0400 trending axial planes of quartz tourmaline folds and is concentrated in the hinge zone of a large overturned antiform.

Six diamond drill holes for a total of 3,809 meters have confirmed the geological model and intersected strong quartz tourmaline alteration and mineralization up to 500 meters south of the existing wireframe; L0CP117: 5.80 meters at 3.18g/t from 333 meters and L0CP118: 4.76 meters at 0.64g/t from 409 meters and 6.15 meters at 1.39g/t (including 1.20 meters at 3.70g/t) from 459 meters; LOCP120: 5.80 meters at 9.16g/t (including 2.90 meters at 16.66g/t) from 757.4 meters; LOCP124: 7 meters at 17.95g/t from 551.75 meters (including 1.80 meters at 59.36g/t). LOCP126: 9.20 meters at 1.02g/t from 578.60 meters and 6.40 meters at 10.37g/t from 591.80 meters; LOCP125: 6.15 meters at 11.22g/t from 820.35 meters. Follow-up diamond drilling will further evaluate the potential of this target down plunge.

The Baboto structure is part of a more than 5 kilometer mineralized structure which hosts the known targets of Baboto South, Central and North. At Baboto South a 23 hole, 2,368 meter RC drilling program was completed over a strike length of 1.3 kilometers. The results returned a continuous zone of mineralization over the entire strike length with an average width of 15.63 meters and grade of 1.82g/t to vertical depths of 95 meters.

Gold mineralization is associated with both massive and disseminated pyrite and is hosted mainly in silica-carbonate altered sandstones between hangingwall and footwall shears.

At Faraba, 48 RC holes for 5,573 meters and eight diamond holes for 2,248 meters have been completed during the year testing a three kilometer strike length of an overall ten kilometer anomalous corridor. The drilling has currently identified two pods of gold mineralization; the north zone and the main zone. These two zones are connected by zones of narrow alteration and mineralization which have been dissected and offset by complex faulting and are not fully understood at this stage. The north zone has a strike length of 600 meters, an average width of 12 meters, an average grade of 2.20g/t and has been tested to vertical depths of 230 meters.

The main zone is a 100 meter wide anomalous structure which currently measures 400 meters in length and has been tested to a vertical depth of 180 meters. At its core is a 350 meter long mineralized zone with an average intersection width of 43 meters and an average grade of 2.60g/t.

This zone contains a high grade unit whose width and grade averages 5.50 meters at 8.70g/t over the 350 meter strike length. Drilling within this zone has confirmed the presence of extensive silica-carbonate alteration within coarse sediments and grits.

Trenching and drilling programs will be completed to test the 10 kilometer regional Faraba target, where 14 additional dilation zones have been mapped, as well as to further define the north and main zones of mineralization during 2007.

At P64, a 1.5 kilometer >100 ppb north-northwest soil anomaly characterizes the target. To date only 300 meters of strike has been drill tested with seven RC holes for 1,097 meters and five diamond core holes for 1 396 meters. The results delineate a 200 meter strike of mineralization which includes: P64RC03: 7 meters at 1.47g/t and 4 meters at 1.03g/t, P64RC04: 29 meters at 1.03g/t, P64RC07: 5 meters at 2.31g/t, P64DH01: 28 meters at 1.72g/t, 16.2 meters at 4.41g/t and 11.80 meters at 1.44g/t and P64DH02: 5.80 meters at 3.43g/t and 8.20 meters at 6.51g/t. Mineralization is associated with chlorite and magnetite rich sediments plus localized bands of quartz tourmaline and is bounded by a hanging wall and footwall shear which trend north-south and dip sub-vertically.

To increase our knowledge and understanding of the Loulo mineralized district, a three year PhD research thesis is being undertaken in conjunction with Kingston University, London, England.

Selou

The Selou area consists of three permits directly south of the Loulo exploitation lease and work to date has identified two main targets, namely Sinsinko and Boulandissou.

The Sinsinko target is underlain by a 1.75 kilometer north-south trending >30 ppb gold soil anomaly; follow-up trench and RAB drilling have confirmed a bedrock source to mineralization. One diamond hole SND001 drilled below trench BET05: 76 meters at 0.83g/t returned 5.70 meters at 1.71g/t, 4 meters at 3.11g/t, 1.80 meters at 2.77g/t and 4.20 meters at 7.10g/t, all within a 21 meter mineralized envelope. The mineralization is associated with tourmaline-sericite-carbonate-haematite-silica alteration of a greywacke host. Further drilling is planned in 2007.

Boulandissou is an 8 kilometer anomalous shear corridor. A reconnaissance diamond hole BND01 drilled beneath trench BNT02: 28 meters at 3.31g/t returned 6.60 meters at 1.28g/t.

Mineralization with anomalous gold values in the diamond drill core is hosted by altered quartzite and associated with weak disseminated pyrite and arsenopyrite. The alteration patterns are dominated by brecciation in association with silica, tourmaline and weak sericite. Additional trenching and drilling will be completed during 2007 to further evaluate this target.

Morila Exploitation Lease

Exploration strategy at Morila was designed primarily to provide a comprehensive evaluation of the resource potential in the greater lease area. The flat lying nature of Morila style deposits, especially if they are ‘‘blind or buried’’, precludes the use of conventional geochemical and/or geophysical procedures for target generation. Accordingly, given our current level of knowledge the only known viable targeting tool is the use of regularly spaced deep diamond drill holes to blanket the area. To date a total of 89 holes for 44,045 meters have been drilled, to an average depth of 500 meters. The results, although failing to identify a new deposit, have intersected a low grade (plus 0.10g/t) footprint to the deposit. This footprint will be used as a vector for follow-up drilling to target higher grade mineralization.

A post doctoral research project has been set up through the Geology Department of the Australian National University and the Research School of Earth Sciences. The aim of this study is to understand the relationship of gold mineralization to high grade metamorphism and partial melting of the surrounding sediments. Preliminary results indicate an ore genesis related to the contact thermal aureole of an igneous intrusive.

Morila Region and Southern Mali

In the Morila region, we have been exploring on our permits, immediately adjacent to Morila mine, for several years. The techniques used to date have been successful in locating mineralized structures such as Ntiola and Kona. However, so far no economic mineralization resembling the

Morila deposit has been located outside the mine-lease. Despite the lack of success in the area, we will continue exploring until all reasonable avenues of research have been investigated. An indication of this commitment is a 3,000 meter diamond drilling program which was completed before the annual wet season in June 2006.

As few gold targets at surface remain untested and rock outcrop only accounts for 0.5% of the surface regolith, this program was designed to provide geologists with geological and structural information to assist with interpretation in this most difficult of terrains. This drilling program has allowed the team to modify its geological model for the area (which was based on sparse information) with the aim of identifying broad, favorable areas for the hosting of blind, Morila-type mineralization. To complement the data from this drilling program a 40 by 40 kilometer ground, gravity survey has been completed, centered over the Morila deposit. Interpretation of the results indicates an arcuate anomaly immediately south of the deposit and both to the northeast and northwest of the grid. Modeling of the anomalies is underway in an attempt to establish what type of geological body is responsible.

Our joint ventures with Japanese company OMRD have been terminated following a full evaluation of the Kekoro, Sagala, Diamou and Seriba-Sobara permits, which did not meet our criteria for further investment.

In Southern Mali, our regional teams continue to identify opportunities and apply for new ground. This is in line with the long term strategy of turning over ground to supply the base of the resource triangle with quality targets.

Senegal

The Senegal portfolio consists of 5 permits covering 1,421 square kilometers, located within the Sabodala volcano-sedimentary belt in the east of the country. We have made progress throughout the field season in evaluating our portfolio where the emphasis has been on developing targets to the drill stage. A 10,000 meter RAB drilling program has commenced to test 12 targets. This will help in prioritizing additional targets to Delya, Bambaraya and Sofia for diamond drilling later in the year. The year’s field programs also resulted in the rejection of 14 targets.

Delya was a new target identified during 2006 located on the Main Transcurrent Shear. This is a major terrain boundary structure between the greenstone belt and adjacent sedimentary basin. The target was identified by soil geochemistry, which defined a 6 kilometer by 100 meter plus 20ppb gold anomaly. Ten follow-up trenches have identified two parallel zones of gold mineralization over a 1 kilometer strike, the best results of which are; DLT003: 11.15 meters at 9.60g/t; DLT004: 4 meters at 1.60g/t; DLT005: 4.5 meters at 7.54g/t; DLT006: 7.45 meters at 1.98g/t and 9.90 meters at 4.96g/t; DLT008: 18 meters at 0.60g/t; DLT009: 2 meters at 5.39g/t and DLT010: 2.5 meters at 0.80g/t. The trench results have been tested at depth by five diamond core drill holes (1,000 meters); DLDD001: 9.81 meters at 1.80g/t; DLDD002: 12.40 meters at 5.10g/t; DLDD003: 3 meters at 1.80g/t; DLDD004: 3.80 meters at 4.80g/t and DLDD005 returned no mineralized intersection. Gold mineralization is hosted within a package of schists, strongly sheared, affected by silica-sericite-iron-graphite alterations. Sulfides are present as disseminated pyrite and arsenopyrite.

At Sofia, work concentrated on collating all the previous exploration data, as no drilling was done in 2006. Sofia is part of a seven kilometer anomalous north-south structural corridor which also hosts the Mikona, Mativa and Matiba targets within our permits. This system continues to the north for an additional 10 kilometers and hosts the Niakafiri deposit and Sabodala deposit. RAB drilling is planned in the gap areas to try and link all the Sofia, Mikona, Mativa and Matiba targets. So far 3.4 kilometers of strike have been tested by drilling where results return both broad, low-grade (44 meters at 2.00g/t) mineralization and narrow, high-grade (6 meters at 9.50g/t) intercepts. At present, the inter-hole spacing is 400 to 600 meters which will be infilled during the next round of drilling. In the meantime RAB drilling will test the Mikona, Mativa and Matiba targets within the Sofia corridor and the gaps in between.

At Bambaraya, trenching and early stage drilling has defined two sub-parallel zones of mineralization at surface, over a strike length of 1 kilometer. The best trench intersections returned are; BBTR001: 13.20 meters at 3.59g/t, BBTR002: 18 meters at 2.93g/t, BBTR003: 8 meters at 4.50g/t, BBTR004: 12 meters at 4.06g/t and 4 meters at 5.48g/t, BBTR006: 14 meters at 2.01g/t and 9.5 meters at 1.13g/t. BBTR010: 16 meters at 1.70g/t and BBTR007: 18 meters at 2.26g/t. To date only three diamond drill holes have tested this zone with BBDDH002 returning the best intersection: 12 meters at 3.17g/t.

Mineralization is hosted within a sequence of northeast trending pillow basalts and is associated with silica-sericite-tourmaline-iron carbonate-pyrite alteration. Exploration work has been completed to the northeast of the known mineralization where a felsic intrusive has intruded the structure.

Burkina Faso

In Burkina Faso we made excellent progress over the last year:

•	The development of a regional geological model.

•	The consolidation of a plus 2,000 square kilometers permit portfolio in the south of the country, covering the southern extension of the Markoye fault and associated splays.

•	The completion of the first phase of regional exploration across all the permits, which has identified a strong base of targets to the resource triangle.

•	The identification of an advanced target, Kiaka, which has broad zones of low grade mineralization over a 3 kilometer strike length.

•	The development of an all Burkinabe exploration team.

On the Kiaka permit a 9,040 meter, 549 hole RAB program was completed; testing three targets within the permit. The most advanced of these targets is Kiaka which also saw a 1,125 meter, 11 hole RC drilling and a six hole, 1,371 meter diamond core program completed testing a three kilometer long mineralized system.

Two styles of mineralization were identified from the drilling at Kiaka:

•	A narrow high grade hangingwall zone; the mineralization is associated with strongly altered, (silica-biotite-chlorite) sulfide rich (5-22% arsenopyrite) sediment.

•	A broad low grade main zone; the mineralization is associated with schists and quartzites and fine disseminated sulfides (pyrite).

These mineralized zones locate within a northeast trending, belt parallel, regional shear. Sinistral reactivation of north-south belt discordant structures has created dilational openings along the northeast regional shear and therefore preferential sites for mineralization.

The results of the drilling at Kiaka have identified a 3 kilometer long mineralized system, within which locates a 1.20 kilometer continuous zone of gold mineralization, 800 meters of which is 100 to 200 meters wide grading 0.80 to 1.60g/t and has been drill tested to vertical depths of 200 meters; it is open in all directions. The best intercept returned to date is from KDH05: 73 meters at 2.14g/t (from 41 meters) including 11 meters at 3.40g/t (from 44 meters) and 14 meters at 3.00g/t (from 58 meters). Infill and step out drilling are planned to commence in February 2007.

In addition, first pass regional soil geochemistry has been completed over the portfolio of nine permits. The results delineated 11 regional, 5 identified and 2 follow-up targets.

Ghana

In Ghana, we have made good progress with the completion of first pass regional exploration programs over our portfolio of four permits; three are to be relinquished following poor results, while one will be retained as it is yielding positive results. New applications are being made in discussions with the Minerals Commission.

On the Bole Northeast permit, an 800 meter by 100 meter regional soil sampling program has returned positive gold results.

A 25 kilometer long, northeast trending (060) anomalous corridor has been defined at the contact between granite and volcaniclastic sediments within which locate two target areas.

•	Zamsa consists of two sub parallel anomalies; the first is a >20 ppb gold in soil anomaly measuring 14 kilometers long by up to 2.5 kilometers wide. This anomaly is associated with the main regional Bole-Bolgatanga shear and locates at the contact between granite and volcanoclastic sediments. The second is a >10 ppb gold in soil anomaly measuring five kilometers long by one kilometer wide and is coincident with the axis of a regional airborne magnetic and electro magnetic anomaly within the volcaniclastic sediments.

•	Navrongo locates five kilometers to the northeast of Zamsa along the same Bole-Bolgatanga shear. The ‘gap’ relates to a national forest which cannot be permitted.

•	Ground truthing of anomalies indicates a gentle undulating topography with residual soils and poor outcrop. Test pitting is in progress to understand the regolith profile and mobile element dispersion prior to infill soil sampling.

Côte d’Ivoire

Geologically the Tongon area comprises a sub-vertical northeast to east-northeast trending package of intercalated clastic and mafic to intermediate volcano-sedimentary lithologies. These lithologies have been intruded in the central and northern regions by large oval shaped northeast trending granodiorite to quartz diorite igneous bodies. In the south, diorite dykes and small micro-gabbro bodies have intruded along east northeast to east trending structures. Mineralization locates in two zones; northern and southern.

Five holes were completed on the northern zone, further testing a 1.5 kilometer strike length of the main shear.

Three holes were completed in the southern zone to confirm the results of the prefeasibility study; the results are presented below.

The overall geometry of the mineralized zones suggests a significant component of dextral shear which is compatible with previous interpretations. Dilation occurs along east northeast orientated fault segments which appear to have been reactivated during mineralization. The main structural direction is northeast, representing belt parallel shearing, together with the presence of north-south belt discordant structures. The interaction between these two structural trends, in this case primary dextral movement along north-south trending faults, causes reaction of the northeast belt parallel structures and in turn creates dilation on the east-northeast structures.

A 30,000 meter diamond core drilling program to provide information for a feasibility study has commenced.

Tanzania

In Tanzania, generative work is the driver to build a new portfolio of projects; we are re-looking at the Southern Lake Victoria Goldfield, the Proterozoic mobile belts and new greenstone belts within the Craton.

An evaluation of the old Kiabakari mine was completed; RC and diamond core drilling tested the immediate vicinity of the old mine and a 2,000 meter strike along the Kiabakari fault. Anomalous values were returned along a 1,800 meter segment of the fault associated with three structures within a 300 meter wide corridor. However the main mineralization is confined to a 500 meter long by 35 meter wide zone grading 2 to 6g/t, within which the high grade payshoot, measuring approximately 100 meter by 30 meter grading plus 6g/t has been mined out to 350 meters below the surface and selectively to 500 meters below the surface.

We have fully tested the Kiabakari target and have concluded that there is no large mineralized system which fits our criteria for further investment. This project has been handed back to the government.

In the Mara Region, mapping and trenching have tested the Mara fault corridor which has been traced for 3 kilometers within the Nyabigena South permit. This fault system hosts the Nyabirama mine (1 million ounce resource), the Komarera deposit (400,000 ounces) in addition to two old colonial mines (Mara and Pontama).

The results are encouraging with two 15 to 30 meter anomalous zones, within a 70 to 90 meter wide east-west structural corridor, locally mylonitic. Geologically the target is underlain by granodiorite gneisses with highly deformed and carbonated mafic dykes. The main alterations observed are sericite-silica-pyrite. Trench results from west to east include:

•	NYTR17: 34 meters at 0.16g/t and 24 meters at 0.51g/t, including 14 meters at 0.82g/t.

•	NYTR21: 16 meters at 0.10g/t and 18 meters at 1.10g/t.

•	NYTR31: 22 meters at 0.61g/t and 20 meters at 0.10g/t.

An RC drill program will follow-up these results in 2007.

More regionally, three Barrick permits in the Singida-Dodoma region were incorporated into our current joint venture agreement.

Mineral Rights and Permits

The following maps show the position of our current permits in West Africa and Tanzania:

Locality of the Randgold Resources projects and
exploration permits in West Africa

Locality of the Randgold Resources exploration licenses in Tanzania

The following table outlines the status of our permits as of April 30, 2007:

Country	Type	Area km2	Area sq. miles	Equity %
Mali
Loulo	EP	372	144	80
Morila	EEP	289	112	80
Morila	EP	200	77	40
Selou	EEP	25	10	52
Koba	EEP	58	22	85
Tiorola	EEP	257	99	70
Diokelebougou	EEP	393	152	70
Dionkola	EEP	122	47	70
Bena	EEP	13	5	80
Korona	AE	257	99	80
Nahali	AE	230	89	80
Burkina Faso
Danfora	EEP	45	17	90
Kiaka	EEP	245	95	90
Basgana	EEP	250	97	90
Bourou	EEP	122	47	90
Tanema	EEP	247	95	90
Kaibo	EEP	250	97	90
Kampala	EEP	233	90	90
Yibogo	EEP	247	95	90
Nakomgo	EEP	235	91	90
Gogo	EEP	250	97	90
Tiakane	EEP	196	76	90
Ghana
Bui Belt	RL	5,969	2,305	90
Bole NE	RL	866	334	90
Nangodi West	RL	119	46	90
Tanzania
Nyabigena South	PL	18	7	100
Kajimbura	PL	23	9	100
Simba Sirori South	PL	26	10	100
Nyamakubi	PL	21	8	100
Kiabakari East	PL	62	24	100
Mobrama East	PL	16	6	50
Mobrama East Extn	PL	18	7	50
Mobrama East Extn	PL	21	8	50
Kiabakari	PL	27	10	100
Buhemba South	PL	145	56	100
Dodoma South	PL	146	56	*
Dodoma South Extn	PL	113	44	*
Dodoma North	PL	100	39	*
Côte d’Ivoire
Nielle	EEP	671	259	75
Boundiali	EEP	1,314	507	75
Dabakala	EEP	191	74	75
Dignago	EEP	1,000	386	100
Apouasso	EEP	1,000	386	100
Mankono	RP	704	272	75

Country	Type	Area km2	Area sq. miles	Equity %
Senegal
Kanoumering	EEP	405	156	90
Kounemba	EEP	408	158	90
Makana	EEP	110	42	63
Miko	EEP	95	37	90
Tomboronkoto	EEP	403	156	90
TOTAL AREA		18,526	7,153

AE – Reconnaissance License
EP – Exploitation Permit
EEP – Exclusive Exploration Permit
PL – Prospecting License
RL – Reconnaissance License
RP – Reconnaissance Permit
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

We have also continued to evaluate organic growth opportunities in the six countries in which we operate and commenced an initiative whereby an ‘‘African hunting team’’ has been tasked to review countries which are equally prospective for multi-million ounce gold deposits but were previously regarded as unsuitable because they ranked poorly. Countries will be selected on the basis that it is believed that the political and fiscal conditions could be changing for the better.

Distinct from the organic growth route we have also tested growth options through possible merger and acquisition opportunities. As part of this strategy we carried out due diligence audits, both desk top and on-site, during the year, within and outside Africa, including one full corporate due diligence. Examination of these projects confirmed none would fit our stated objective criteria that any corporate acquisition should by being either demonstrably strategic or value enhancing for our shareholders.

Human Resources Report

We are committed to the integration of environmental and social impact management into our business activities. The optimum utilization of mineral and other resources encompasses the protection and conservation of the existing environment. Within this framework, we strive to assist the communities most affected by our operations to develop in a sustainable way and to give all our employees a high quality of work life, including a safe workplace.

Policy Statement

Our integrated social and environmental management process identifies potentially significant negative and positive impacts. The implementation of environmental and social responsibility strategies aims to minimize negative impacts and maximize the positive impacts of its activities, commensurate with our business strategy and within national and World Bank standards.

The strategies we use to achieve this include the following:

•	Encourage and reward the use of integrated environmental management to ensure that management decision making processes include a sensitive and holistic consideration of environmental issues. To facilitate this, all projects must include a comprehensive environmental and social impact assessment. Where appropriate, specialist consultants are employed.

•	Maintain positive relationships with neighboring communities, local and national government authorities, NGOs and aid agencies and the public.

•	Respect and consult with the communities in the areas affected by our operations so that these communities receive fair treatment and where possible benefit from our activities.

•	Budget a percentage of profit to be used for sustainable community development projects. The projects are selected and prioritized in consultation with communities and carried out in cooperation with community members.

•	Aim to forge a pact with employees through having respect for fundamental human rights, including workplace rights, employee development and the need for a healthy and safe workplace.

•	Strive for the highest quality of rehabilitation, waste management and environmental protection in the most cost effective manner.

•	Strive to optimize the consumption of energy, water and other natural resources.

•	Through the introduction of new alternative environmentally friendly products and processes, as they become available, avoid the use or release of substances which, by themselves or through their manufacturing process, may damage the environment.

•	Practice responsible environmental stewardship to meet the demands of local communities, host country government requirements and international standards and strive for continuous improvement of environmental performance.

Social Responsibility and Community Development

The sustainable development and social responsibility strategy forms an integral part of our overall business strategy and is implemented throughout all offices, projects and operations, including Morila. This strategy recognizes that the effectiveness of our community development efforts can be increased through forming synergistic alliances with professionals in the field, such as NGOs and aid agencies that have solid track records.

During 2006, Morila entered into a new three-way alliance with the aid agency, US AID, and the Commune of Sanso. The goal of this alliance is to address poverty reduction and accelerate economic growth in the communities in the villages around Morila mine, in support of the Government of Mali’s decentralization goals.

The parties have agreed, through joint funding, to address:

•	The improvement of governance, transparent planning and management of common resources at the commune level.

•	Agricultural development.

•	Improved commune managed communications.

•	Basic education through teacher training.

•	Improved community health.

This alliance will increase the annual amount spent on community development projects in the area from $150,000 to $275,000. Other major successes in community development at Morila this year have been the rice growing projects at Fingola and Morila. At Morila in 2006, a total of $164,287 was expended by the mine on community development projects.

At Loulo, the community liaison and development efforts, which have been ongoing since 1996, have been stepped up in this first full year of production. This year, co-operative projects between Loulo mine and villagers have seen more than $175,196 expended by the mine on its social program. This amount does not reflect the costs of providing medical treatment, medical evacuations, medicines, vaccinations, creating disease awareness and education training.

The three pillars of community liaison and development program are basic education, food security and basic community health, which includes access to potable water.

Social program activities have included:

•	The building, maintenance, and equipping of schools, as well as the subvention of teacher salaries.

•	The establishment of micro agri-enterprises such as vegetable gardens, beekeeping in the villages, the provision of seeds, fertilizer and farming equipment and education and training in agricultural production and marketing.

•	Drilling of bore holes and installing Indian pumps.

•	Provision of medical treatment, medicines, and inoculations to local villagers.

•	The evacuation of seriously ill villagers to hospitals in Bamako and Kayes.

•	Malaria and HIV/AIDS educational and awareness campaigns in local villages.

•	The introduction of malaria control programs such as spraying of the dwellings in local villages and distribution of mosquito nets.

The expenditure on the three pillars of our sustainable community development social program exceeded $240,000 during 2006. The spin off from mining activities relate to the provision of secure and well paid employment enhancing the economies of the villages and impacting the lives of the employees and the welfare of their families. Further, the experience of being employed and the associated knowledge and skills gained gives employees a sustainable competitive advantage over others in the job market.

At a national level our business model facilitates development as we include establishing and maintaining effective local partnerships. In every country in which we operate, we have formed business partnerships with local businesses, fostered close relationships with the authorities and governments of the countries and where possible, purchases goods and services locally.

The financial contribution that an investor such as ourselves can make to a country such as Mali is significant. Through our investments in Loulo, Morila and exploration, we contribute to the economies of the countries in which we operate through payments of staff salaries, payments to government of payroll taxes, duties, royalties, dividends and to local businesses for goods and services.

During 2006, we maintained good relations with governments by continuing to meet regularly with officials of the authorities in Mali, Tanzania, Senegal, Ghana, Burkina Faso and Côte d’Ivoire.

Industrial Relations

The good industrial relations experienced during this year across the group reflect the continuing success of our pact with labor.

During 2006, Loulo broke all records in Mali for the establishment of a union, by holding union elections in co-operation with SYNACOM, the mining union confederation, and establishing a union at Loulo, within a few months of the commencement of operations there.

Manpower

Human Capital

As we develop and expand, every effort is made to employ excellent people. Through leadership, a sense of ownership and interpersonal influence, these people are motivated to contribute to our success.

What needs to be done in the group is defined by consultative strategic planning, which is refreshed at regular intervals and is rolled down through our operations. This strategy provides the foundation for our long term plan (including manpower and succession plans), the fundamental principles of our business, the framework for effective decision making and the actions required of our employees, the initiating of change and improvements and, most importantly, a rallying point. It enables our business to organize its resources and optimize the application of our human capital.

At the mine level, Loulo’s manpower and management succession plans were realized through the development of Malian professionals who have either already replaced expensive expatriates or will do so in the near future. During 2006, national managers became responsible for the posts of processing manager, maintenance manager, mining superintendent, and underground geologist. In addition, individuals have been earmarked and are completing final development, to succeed the expatriate incumbents of senior management posts. The general manager of Loulo, Amadou Konta, is a Malian graduate who has been with the group since its inception, and who has risen through the ranks to become the first Malian general manager of a large Malian gold mine in 2005. Together with Mahamadou Samaké, who is a senior executive of the company and a director of both Morila and Loulo, and our other senior managers, Amadou stands out as an excellent role model for young nationals throughout the company.

We believe this comes through our partnership philosophy of involving employees and other stakeholders such as suppliers and contractors in the business. All are kept fully informed about the business and how they can contribute to making it more successful. We believe this manifests itself in many aspects of our business and not just production — for instance having maintained an enviable safety and health record on our operations with both Syama and Morila having won the premier National Safety award in Malian industry. In the more recent past Loulo has had a fine record throughout the construction of the mine and the start-up of operations. On the health side, we have significantly reduced the incidence of diseases such as malaria in the areas in which we operate.

Voluntary turnover of our staff continues to be below 1% per annum.

Group Training and Development

We continue our support of the Malian Mining Industry University Scholarship scheme. Students are studying electrical engineering, geology, mining and chemical engineering. In addition, we continue our support of the Randgold Resources’ Scholarship Award scheme for earth sciences students at the University of Senegal.

Regulatory and Environmental Matters

Our business is subject to extensive government and environment-related controls and regulations, including the regulation of the discharge of pollutants into the environment, disturbance of and threats to endangered species and other environmental matters. Generally, compliance with these regulations requires us to obtain permits issued by government agencies. Some permits require periodic renewal or review of their conditions. We cannot predict whether we will be able to renew those permits or whether material changes in permit conditions will be imposed. To the extent that the countries in which we have exploration and mining permits have no established environmental laws, we are currently working to ensure that our operations are in compliance with environmental standards set by the World Bank in relation to air emissions and water discharges. In accordance with our stated policy, we provide for estimated environmental rehabilitation costs based on the net present value of future rehabilitation cost estimates for disturbance to date.

We carry out our operations within the guidelines outlined in our social responsibility policy and in accordance with World Bank standards.

The Morila Mine obtained its International Standard Organization (ISO14001) certification during 2006. In the first year of production at the Loulo mine, ISO14001 training procedures were put in place with the aim of moving towards compliance.

At Loulo, the first phase of a cyanide detoxification process has commenced. This introduced a tailings thickener, which allows the return of water back into the process circuit. This facility should be commissioned in 2007. The second phase, due for implementation early in 2008, involves the destruction of cyanide using Degussa technology.

Marketing

We derive the majority of our income from the sale of gold produced by Morila and Loulo in the form of dore, which we sell under agreement to a refinery. Under these agreements, we receive the ruling gold price on the day after dispatch, less refining and freight costs, for the gold content of the dore gold. We have only one customer with whom we have an agreement to sell all of our gold production. The ‘‘customer’’ is chosen annually on a tender basis from a selected pool of accredited refineries and international banks to ensure competitive refining and freight costs. Unlike other precious metal producers, gold mines do not compete to sell their product given that the price is not controlled by the producers.

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

Randgold Resources Limited has entered into a service agreement with Seven Bridges whereby Seven Bridges will provide certain administrative services to us, such as administrative and secretarial services, accounting, geological consultancy, purchase and logistics administration, legal and other general administrative services. Seven Bridges charges a monthly fee based on the total employment cost plus 50%.

Legal Proceedings

In August 2004, we entered into a fixed lump sum turnkey contract for $63 million for the design, supply, construction and commissioning of the Loulo processing plant and infrastructure with MDM Ferroman (Pty) Ltd, or MDM. At the end of 2005, after making advances and additional payments to MDM totaling $26 million in excess of the contract, we determined that MDM was unable to perform its obligations under the MDM Contract, at which time we enforced a contractual remedy which allowed us to act as our own general contractor and to complete the remaining work on the Loulo project that was required under the MDM Contract.

We believe that we are entitled to recover $59.3 million from MDM. This comprises payments totaling $32 million which have been capitalized as part of the cost of the project, $15.2 million in respect of damages arising from the delayed completion of the project, and advances of $12.1 million (2005: $12.2 million) included in receivables. Of this latter amount, $7 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets.

As part of our efforts to recoup the monies owed to us, MDM was put into liquidation on February 1, 2006. This resulted in a South African Companies Act Section 417 investigation into the business and financial activities of MDM, its affiliated companies and their directors. This investigation is ongoing, and the liquidators are not expected to release a statement of MDM’s assets and liabilities until the investigation has been completed.

We believe that we will be able to recover in full the $12.1 million included in receivables. However, this is dependent on the amounts which can be recovered from the performance bonds, personal guarantees and other assets provided as security. Any shortfall is expected to be recovered from any free residue accruing to the insolvent estate. The aggregate amount which will ultimately be recovered cannot presently be determined. The financial statements do not reflect any additional provision that may be required if the $12.1 million cannot be recovered in full.

Recovery of the other $47.2 million is dependent on the extent to which our claim is accepted by the liquidators and the amount in the free residue. The ultimate outcome of this claim cannot presently be determined and there is significant uncertainty surrounding the amount that will ultimately be recovered. The financial statements do not reflect any adjustment to the cost of the Loulo development that may arise from this claim, or any additional income that may arise from the claim for damages, or any charge that may arise from MDM’s inability to settle amounts that are determined to be payable by MDM to us in respect of the Loulo development.

Other than as disclosed above we are not party to any material legal or arbitration proceedings, nor is any of our property the subject of pending material legal proceedings.

Health and Safety Regulations

Morila and Loulo have a Hygiene and Security Committee made up of elected labor and specialist management representatives, as outlined in the respective labor code. This committee designates, from its members, a consultative technical sub-committee charged with the elaboration and application of a concerted policy of improvement of health and security conditions at work. Its composition, attributions and operational modalities are determined by legal provisions and regulations.

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

Each mine’s medical officer sits on the Hygiene and Security Committee and advises on the following:

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

No post-employment medical aid liability exists for the group.

C.    ORGANIZATIONAL STRUCTURE

The following chart identifies our subsidiaries and joint venture and our percentage ownership in each subsidiary:

D.	PROPERTY, PLANT AND EQUIPMENT

For a discussion of our principal properties, including mining rights and permits, see ‘‘Item 4. Information on the Company — A. History and Development of the Company’’ and ‘‘Item 4. Information on the Company — B. Business Overview’’. We have all material legal rights necessary to entitle us to exploit such deposits in respect of the Morila mine in Mali to April 2022, and Loulo in Mali to 2029.

The exploration permits in Côte d’Ivoire, Mali, Senegal, Burkina Faso, Ghana and Tanzania give us the exclusive right for a fixed time period, which is open to renewal, to prospect on the permit area.

Once a discovery is made, we, as the permit holder, then commence negotiations with the respective governments as to the terms of the exploration or mining concession. Depending on the country, some of the terms are more open to negotiation than others, but the critical areas which can be agreed to are the government’s interest in the mine, taxation rates and taxation holidays, repatriation of profits and the employment of expatriates and local labor.

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

General

We earn substantially all of our revenues in US dollars and a large proportion of our costs are denominated or based in US dollars, excluding the Morila mining contract which is partially denominated in Euros. We also have South African Rand, Communauté Financière Africaine franc and Pound Sterling denominated costs, which are primarily wages and material purchases.

Impact of Malian Economic and Political Environment

We are a Jersey incorporated company and are not subject to income taxes in Jersey. Our current significant operations are located in Mali and are therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Mali, as discussed under ‘‘Item 3. Key Information — D. Risk Factors — Risks Relating to Our Operations’’.

Impact of Favorable Tax Treaties

Morila SA benefited from a five year tax holiday until November 14, 2005. Loulo SA also benefits from a five year tax holiday in Mali. The tax holiday commenced on November 8, 2005. The benefit of the tax holiday to the group was to increase its net income by $9.1 million, $22.6 million and $6.6 million for the years ended December 31, 2006, 2005 and 2004 respectively.

Under Malian tax law, income tax is based on the greater of 35 % of taxable income or 0.75 % of gross revenue.

The Morila and Loulo operations have no unused assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2006 and 2005 respectively, for deduction against future mining income.

Revenues

Substantially all of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we have no control. See ‘‘Item 3. Key Information — D. Risk Factors — Risks Relating to Our Operations — The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold which in the past has fluctuated widely’’.

We follow a hedging strategy the aim of which is to secure a floor price which is sufficient to protect us in periods of significant capital expenditure and debt finance, while at the same time allowing significant exposure to the spot gold price. Accordingly, we have made use of hedging arrangements. Under the terms of the Morila project loan, we were required to hedge 50% of approximately 36% of Morila’s first 5 years of production. The last remaining hedges were closed out during 2004.

Our financing arrangements for the development of Loulo include provisions for gold price protection. At March 31, 2007, 264,994 ounces had been sold forward at an average price of $436 per ounce. This represents approximately 32% of planned open pit production at Loulo for the period that the project finance is in place.

Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production, which could have a material impact on our revenues.

Our Realized Gold Price

The following table sets out the average, the high and the low afternoon London Bullion Market fixing price of gold and our average US dollar realized gold price during the years ended December 31, 2006, 2005, and 2004.

	Year Ended December 31,
	2006		2005		2004
Average	604		444		409
High	725		537		454
Low	525		411		375
Average realized gold price	571	(1)	449	(1)	382	(1)
(1)	Our average realized gold price differs from the average gold price as a result of the timing of our gold deliveries and different realized prices achieved on the hedge book.

Costs and Expenses

Our operations currently comprise two open pit operations mined by contractors. Milling operations are undertaken by the group’s own employees. Total cash costs in the year ended December 31, 2006 as defined by guidance issued by the Gold Institute made up approximately 69% of total costs and expenses and comprised mainly mining and milling costs, including, labor and consumable stores costs. Consumable stores costs include diesel and reagent costs. Contractor costs represented 40% of total cash costs, with diesel and reagent costs making up 38% of total cash costs. Direct labor costs accounted for approximately 7% of total cash costs. For a definition of total cash costs, please refer to ‘‘Item 3 — Key Information’’.

The price of diesel acquired for the Morila and Loulo operations increased during the year ended December 31, 2006 which impacted negatively on total cash costs. Should these prices increase further, this could impact significantly on total cash costs mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet. Mining contractor costs, which are Euro denominated at Morila, also increased during 2006.

The remainder of our total costs and expenses consists primarily of amortization and depreciation, exploration costs, exchange losses, interest expense and general administration or corporate charges.

Loulo currently benefits from a three-year duty exemption period, which ends on November 8, 2008. Duties will become payable in accordance with the Malian duty regime on all imported goods. On average, it is anticipated that this has the effect of increasing the costs of imported goods by 7%, which equates to an overall increase of 1% on total costs.

Looking Forward

Loulo’s 2007 production is scheduled to exceed 250,000 ounces, of which 43,923 ounces are hedged using forward gold sales. The underground development at Yalea is underway and should access first ore towards the end of 2007 with full production due in 2009. Yalea is the first of the two Loulo underground mines, and is currently a bigger ore body with higher grades than the Gara deposit. The underground mines are expected to not only add life to Loulo but to increase levels of annual production to in excess of 400,000 ounces in 2011.

Life of mine scheduling at Morila anticipates production for 2007 to be approximately 500,000 ounces. Morila continues to be a significant cash generator with little debt and no hedging.

Total cash costs for the group are estimated to increase year on year between 10% and 15%, depending on diesel price assumptions and the gold price which impacts on the royalties to be paid to the Government of Mali.

The final feasibility study has commenced at Tongon. This will take approximately 24 months and cost approximately $10 million.

In the coming year, we plan to spend similar amounts to 2006 on exploration and corporate activities.

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

Management believes the following critical accounting policies, among others, affect the more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance.

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

Depreciation and Amortization of Mining Assets

Depreciation and amortization charges are calculated using the units of production method and are based on tonnes processed through the plant as a percentage of total expected tonnes to be processed over the lives of our mines. A unit is considered to be produced at the time it is physically removed from the mine. The lives of the mines are based on proven and probable reserves as determined in accordance with the Securities and Exchange Commission’s industry guide number 7. The estimates of the total expected future lives of our mines could be materially different from the actual amounts of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining our mineral reserves. These factors could include: (i) an expansion of proven and probable reserves through exploration activities; (ii) differences between estimated and actual cash costs of mining, due to differences in grade, metal recovery rates and foreign currency exchange rates; and (iii) differences between actual gold prices and gold price assumptions used in the estimation of reserves. Such changes in reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine, which in turn is limited to the life of the proven and probable reserves.

Valuation of Long-Lived Assets

Management compares the carrying amounts of property, plant and equipment to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. In determining if the asset can be recovered, we compare the recoverable amount to the carrying amount. If the carrying amount exceeds the recoverable amount, we will record an impairment charge in the income statement to write down the asset to the recoverable amount. To determine the value in use amount, management makes its best estimate of the future cash inflows that will be obtained each year over the life of the mine and discounts the cash flow by a rate that is based on the time value of money adjusted for the risk associated with the applicable project. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups. With the exception of mine-related exploration potential, all assets at a particular operation are considered together for purposes of estimating future cash flows.

These reviews are based on projections of anticipated future cash flows to be generated by utilizing the long-lived assets. While management believes that these estimates of future cash flows are reasonable, different assumptions regarding projected gold prices and production costs as discussed above under depreciation and amortization of mining assets could materially affect the anticipated cash flows to be generated by the long-lived assets. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically.

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

Deferred Stripping

We changed our accounting policy on stripping costs, under both IFRS and US GAAP, in the 2006 financial year. Previously, costs of production stage waste stripping in excess of the expected pit life average stripping ratio were deferred and then charged to production when the actual stripping ratio was below the expected pit life average stripping ratio. Under the revised accounting policy, all stripping costs incurred during the production phase of a mine are treated as variable production costs and as a result are included in the cost of the inventory produced during the period that the stripping costs are incurred. The change has been applied by retroactively adjusting prior periods as if the revised policy has always been applied. For further information, refer to note 6 of our audited consolidated financial statements.

Recent accounting pronouncements

IFRS

•	IFRS 8 Operating Segments (effective for annual periods beginning on or after January 1, 2009)

The objective of this IFRS is to require entities to disclose information to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates. The group will apply IFRS 8 from January 1, 2009, but it is not expected to have any impact on the accounts of the group.

•	IFRS 7 Financial Instruments Disclosure (effective for annual periods beginning on or after January 1, 2007)

The objective of this IFRS is to require entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position; and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks. The effect of the adoption of the standard is currently being assessed; however a significant impact on disclosures is expected.

•	IFRIC Interpretation 8 Scope of IFRS 2 (effective for annual periods beginning on or after May 1, 2006)

The interpretation determines whether IFRS 2 applies to transactions in which the entity cannot identify specifically some or all of the goods or services received. The group will apply IFRIC 8 from January 1, 2007, but it is not expected to have any impact on the accounts of the group.

•	IFRIC Interpretation 9 Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1, 2006)

The interpretation applies to all embedded derivatives under IAS 39 ‘Financial Instruments: Recognition and Measurement’ and clarifies certain aspects of their treatment. The group will apply IFRIC 9 from January 1, 2007, but it is not expected to have any impact on the accounts of the group.

•	IFRIC Interpretation 10 Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006)

An entity is required to assess goodwill for impairment at every reporting date, to assess investments in equity instruments and in financial assets carried at cost for impairment at every balance sheet date and, if required, to recognize an impairment loss at that date in accordance with IAS 36 and IAS 39. However, at a subsequent reporting or balance sheet date, conditions may have so changed that the impairment loss would have been reduced or avoided had the impairment assessment been made only at that date. This Interpretation provides guidance on whether such impairment losses should ever be reversed. The group will apply IFRIC 10 from January 1, 2007, but it is not expected to have any impact on the accounts of the group.

•	IFRIC Interpretation 11 IFRS 2 Share-based Payment — Group and Treasury Share Transactions (effective for annual periods beginning on or after March 1, 2007)

This interpretation addresses the classification of a share-based payment transaction (as equity- or cash-settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services. The group will apply IFRIC 11 from January 1, 2008, but it is not expected to have any impact on the accounts of the group.

•	IFRIC Interpretation 12 Service Concession Arrangements (effective for annual periods beginning on or after January 1, 2008)

This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession arrangements. The group will apply IFRIC 12 from January 1, 2008, but it is not expected to have any impact on the accounts of the group.

US GAAP

Income Taxes

In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109’’, or FIN 48. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, ‘‘Accounting for Income Taxes’’. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This statement is effective for years beginning on or after January 1, 2007. We are currently evaluating the impact of adoption of FIN 48 on our financial statements.

Fair Value Measurements

In September 2006, the FASB issued FASB Statement No. 157, ‘‘Fair Value Measurements’’, or FAS 157. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. The provisions of FAS 157 are effective for our fiscal year ending December 31, 2008. We are currently evaluating the impact that the adoption of this statement will have on our financial statements.

A.	OPERATING RESULTS

Our operating and financial review and prospects should be read in conjunction with our consolidated financial statements, accompanying notes thereto, and other financial information appearing elsewhere in this Annual Report.

Years Ended December 31, 2006 and 2005

Product Sales

From the year ended December 31, 2005 to the year ended December 31, 2006, total revenues from gold sales increased by $106.8 million, or 70.5%, from $151.5 million to $258.3 million. This was due to 119,814 more attributable ounces available for sale as a result of Loulo’s first full year of production and an improved average gold price per ounce of $576 for 2006 (which includes the impact of losses on hedges) compared to $449 for 2005. These elements were partially offset by lower head grade milled at both Loulo (29% decrease) and Morila (29% decrease). At Loulo the head grade milled decreased year on year due to only two months of oxide material that was milled during 2005, compared to a full year of oxide and sulphide materials milled during 2006.

Interest Income

Interest income amounts consist primarily of interest received on cash held at banks. Interest income of $7.4 million for the year ended December 31, 2006, increased by $5.3 million or 252% from $2.1 million for the year ended December 31, 2005. This is due to higher average cash balances held throughout 2006 compared to 2005 following the issue of shares in November 2005, as well as an increase in the effective interest rate on bank deposits. The effective interest rate for 2006 was 4.82% compared to 2.77% in 2005.

Other Income

Other income totaled $1.2 million for the year ended December 31, 2006 compared to $1.3 million for the year ended December 31, 2005. It consists mainly of cost recoveries of $0.8 million, which are fees recovered from exploration joint ventures. No royalty pertaining to the Syama mine has been received in respect of the year ended December 31, 2006.

Costs and Expenses

Total Cash Costs

The following table sets out our total ounces produced and total cash cost and production cost per ounce for the years ended December 31, 2006 and 2005:

	Year Ended December 31,
	2006		2005
	Ounces	$ Per Ounce	Ounces	$ Per Ounce
Morila (40% share) cash costs	206,667	258	260,444	210	‡
Loulo (100% share) cash costs	241,575	328	67,984	165
Total ounces (attributable production)	448,242		328,428
Group total cash cost*		296		201	‡
Total production cost per ounce under IFRS†		347		237	‡
*	For a definition of cash costs, please see ‘‘Item 3. Key Information — A. Selected Financial Data’’.
†	Total production cost includes total cash costs and also the depreciation and amortization cost which is discussed below.
‡	Restated due to change in accounting policy related to stripping costs. Refer to note 6 of our audited consolidated financial statements.

From the year ended December 31, 2005 to the year ended December 31, 2006, our group total cash cost per ounce increased $95 per ounce, or 47%, from $201 per ounce to $296 per ounce. Industry wide cost pressures have continued resulting from the weak dollar, which increases the US dollar value of costs in other currencies such as Euros, high diesel and steel prices and contract mining costs. Despite these cost pressures, costs have been well controlled at both Loulo and Morila and the lower grade processed is the main factor contributing to the increased cost per ounce. Grades have decreased from 5.9 g/t in 2005 at Morila to 4.2 g/t in 2006, and at Loulo from 4.5 g/t to 3.2 g/t as per the respective life of mine plans.

Royalties increased by $6.7 million, or 65%, from $10.3 million for the year ended December 31, 2005 to $17 million for the year ended December 31, 2006. The increased royalties reflect increased gold sales and a higher gold price received.

General and administrative costs comprise various expenses associated with providing on mine administration support services to the Morila and Loulo mine. These charges increased to $13 million for the year ended December 31, 2006 from $7.4 million for the year ended December 31, 2005 reflecting the first full year of production at Loulo.

Depreciation and Amortization

Depreciation and amortization charges increased from $11.9 million for the year ended December 31, 2005 to $22.8 million for the year ended December 31, 2006. This is mainly the result of Loulo’s first full year of production. Depreciation of $16.6 million was charged at Loulo during 2006.

Interest Expense

Interest expense for the year ended December 31, 2006 was $5.8 million and comprised mainly of the interest on the Loulo project loan, as well as interest on the Loulo Caterpillar finance lease. The interest expense for the year ended December 31, 2005 was $1.9 million and the increase year on year is mainly the result of an increase in the weighted average Loulo project loan balance outstanding, the capitalization of interest in 2005 on the Loulo development and increased interest rates. The weighted average interest rate on the Loulo project loan increased from 5.14% in 2005 to 6.83% in 2006.

Other Losses/(Gains) — Net

The loss of $0.7 million for the year ended December 31, 2006 and the gain of $0.05 million for the year ended December 31, 2005 relate to the ineffective loss/(profit) portion of hedging contracts previously recognized.

The mark-to-market valuation of the Loulo hedge book is treated as a cash flow hedge and the hedge effective component of changes in fair value are accounted for through equity until the hedged items are sold.

Exploration and Corporate Expenditure

Exploration and corporate expenditure was $28.8 million for the year ended December 31, 2006, and $24 million for the year ended December 31, 2005. The increase of $4.8 million from the previous year is a reflection of increased exploration activity, in particular drilling. Extensive drilling programs were undertaken in all countries in which we operate except for Ghana.

Exchange Losses — Net

The exchange losses for the year ended December 31, 2006 of $1 million and $2.1 million for the year ended December 31, 2005 relate primarily to Morila and Loulo and result from the weakening of the US dollar against other currencies in which goods and services are denominated.

Other Expenses

Other expenses of $0.7 million for the year ended December 31, 2006 and of $0.8 million for the year ended December 31, 2005 relate to current asset write-offs.

Income Tax Expense

The income tax expense amounted to $23.1 million for the year ended December 31, 2006 (2005: $0.2 million). The increase in the tax expense is the result of the first full year of corporate tax at Morila. Morila SA benefited from a five year tax holiday until November 14, 2005. Loulo SA also benefits from a five year tax holiday in Mali. The tax holiday commenced on November 8, 2005. Under Malian tax law, income tax is based on the greater of 35% taxable income or 0.75% of gross revenue.

Minority Interests

The minority interests for the years ended December 31, 2006 and December 31, 2005 represent the 20% minority share of the profits at Loulo since production commenced in November 2005.

Years Ended December 31, 2005 and 2004

Product Sales

From the year ended December 31, 2004 to the year ended December 31, 2005, total revenues from gold sales increased by $78.2 million, or 106.7%, from $73.3 million to $151.5 million. This was mainly due to 110,637 more attributable ounces available for sale as a result of Loulo commencing commercial operations as well as an increase in head grade from 5.20g/t to 5.90 g/t at Morila, compounded by an increase of 3.8% in recoveries, an increase in throughput of 7.1% and an improved average gold price per ounce of $449 for 2005 compared to $382 for 2004.

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

Other Income

Other income of $1.3 million for the year ended December 31, 2005 compares with $1.5 million (excluding the profit on sale of Syama) for the year ended December 31, 2004 and consists mainly of cost recoveries of $0.6 million, which are fees recovered from exploration joint ventures and various other income received at Morila and on a corporate level. No royalty pertaining to the Syama mine has been received in respect of the year ended December 31, 2005.

Costs and Expenses

Total Cash Costs

The following table sets out our total ounces produced and total cash cost and production cost per ounce for the years ended December 31, 2005 and 2004:

	Year Ended December 31,
	2005			2004
	Ounces	$ Per Ounce		Ounces	$ Per Ounce
Morila (40% share) cash costs	260,444	210	‡	204,194	208	‡
Loulo (100% share) cash costs	67,984	165		—	—
Total ounces (attributable production)	328,428			204,194
Group total cash cost*		201	‡		208	‡
Total production cost per ounce under IFRS†		237	‡		250	‡
*	For a definition of cash costs, please see ‘‘Item 3. Key Information — A. Selected Financial Data’’.
†	Total production cost includes total cash costs and also the depreciation and amortization cost which is discussed below.
‡	Restated due to change in accounting policy relating to stripping costs. Refer to note 6 of our audited consolidated financial statements.

From the year ended December 31, 2004 to the year ended December 31, 2005, our group total cash cost per ounce decreased $7 per ounce, or 3%, from $208 per ounce (restated) to $201 per ounce (restated), as a result of the start of production at Loulo at reasonable costs, partially offset by increases in diesel and mining contractor costs at Morila and lower head grade.

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

Other Losses / (Gains)—Net

The gain on derivative financial instruments of $0.05 million for the year ended December 31, 2005 relates to the hedge ineffective fair value movement of financial instruments previously deferred in equity. The gain on financial instruments of $2.2 million for the year ended December 31, 2004 represents the change in the fair value of those derivative financial instruments that we use to hedge our exposure to gold but which do not meet the criteria for formal hedge accounting under IFRS.

The mark-to-market valuation of the Loulo hedge book is treated as cash flow hedge and the hedge effective component of changes in fair value are accounted for through equity until the hedged items are sold.

Exploration and Corporate Expenditure

Exploration and corporate expenditure was $24 million for the year ended December 31, 2005, and $16.9 million for the year ended December 31, 2004. The increase of $7.1 million from the previous year is a reflection of an increase in executive bonuses, salaries paid as well as share based payments.

Exchange Losses — Net

The exchange losses for the year ended December 31, 2005 of $2.1 million and $0.6 million for the year ended December 31, 2004 relate primarily to Morila and Loulo and result from the weakening of the US dollar against other currencies in which goods and services are denominated.

Other Expenses

Other expenses of $0.8 million for the year ended December 31, 2005 relates to current asset write-offs. Other expenses of $1.1 million for the year ended December 31, 2004 consist mainly of costs associated with the care and maintenance of Syama for the period ending March 2004 and insurance costs.

Income Tax Expense

The income tax expense amounted to $0.2 million for the year ending December 31, 2005. The tax expense is the result of the tax holiday at Morila SA that ended on November 14, 2005. Morila SA benefited from a five year tax holiday until then. Loulo SA also benefits from a five year tax holiday in Mali. The tax holiday commenced on November 8, 2005. Under Malian tax law, income tax is based on the greater of 35% taxable income or 0.75% of gross revenue.

Minority Interests

The minority interest for the year ended December 31, 2005 represents the 20% minority share of the profits at Loulo since production commenced in November 2005. No minority interest was recognized in 2004, as all costs directly related to the construction of the Loulo mine were capitalized and the Syama mine was sold in April 2004.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash Resources

The group had $143.4 million cash and cash equivalents as at December 31, 2006 (2005: $152.5 million).

Operating Activities

Net cash provided by operating activities was $71.6 million for the year ended December 31, 2006 and $29.7 million for the year ended December 31, 2005. The $40.7 million increase was mainly the result of the first full year of production at Loulo and higher average gold prices received.

Receivables include $18.4 million net of a provision to reflect the time value of money (2005: $20 million) relating to indirect taxes owing to Morila SA and Loulo SA by the State of Mali. Receivables also include advances made to a contractor at Loulo totaling $11.8 million net of a provision to reflect the time value of money (2005: $12.2 million). Significant uncertainties exist relating to the recoverability of the advances to the contractor. More detail is given in note 23 of our audited consolidated financial statements.

Net cash provided by operating activities was $29.7 million for the year ended December 31, 2005 and $4.3 million for the year ended December 31, 2004. The $25.4 million increase was mainly the result of an improved average gold price received, higher grades and higher production at Morila, as well as production commencing at Loulo from November 2005.

Investing

Investing activities for the year ended December 31, 2006 utilized $62.6 million compared to $84.5 million for the year ended December 31, 2005. This is due to less being spent in 2006 on the Loulo capital project compared to 2005. Only $31.7 million was spent in 2006 on the completion of the project. $17.6 million was also spent on underground equipment and the commencement of the decline shaft sinking at Loulo. The decrease in cash utilized in investing activities year on year is also the result of no advances made to Loulo contractors in 2006 (2005: $11.3 million advanced).

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

Financing

Financing activities for the year ended December 31, 2006 utilized net cash of $18.1 million compared to net cash generated of $129 million for the year ended December 31, 2005. The net cash generated in the year ended December 31, 2005 relates to the funds received as part of the public offering completed in November 2005, as well as the final draw down of $25 million on the Loulo project loan. The net cash utilized in the year ended December 31, 2006 related mainly to the repayment of $19.2 million on the Loulo project finance loan.

Credit and Loan Facilities

On April 7, 2000, we concluded a $90 million loan with a consortium of financial lenders led by NM Rothschild for the development of Morila. We referred to this loan as the Morila Project Loan. The loan was fully repaid in June 2004.

During the year ended December 31, 2000, Morila entered into a finance lease for five Rolls-Royce generators under the terms of a Deferred Terms Agreement between Morila and Rolls-Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate which at December 31, 2006 was approximately 21% per annum. Our attributable share of this finance lease obligation amounted to $3.8 million at December 31, 2006 and $4.8 million at December 31, 2005. We have guaranteed the repayment of the lease.

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

Morila also has a finance lease with Air Liquide relating to three oxygen generating units. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which at December 31, 2006 stood at approximately 3.48%.

Somilo SA has a $0.6 million loan from the Government of Mali. This loan is uncollateralized and bears interest at the base rate of the Central Bank of West African States plus 2% per annum.

The accrual of interest ceased in the last quarter of 2005 per mutual agreement between shareholders. This loan is repayable from cash flows of the Loulo mine after the repayment of all other loans.

The Loulo Project Finance Loan was arranged by NM Rothschild & Sons Limited and SG Corporate & Investment Banking, who have been joined in the facility by Absa Bank and HVB Group, and is repayable between June 2006 and September 2009.

The loan is collateralized over the assets of the Loulo Project. Additionally, we have pledged our interest in Randgold Resources (Somilo) Limited and related assets, and Randgold Resources (Somilo) Limited has pledged our interest in Somilo and related assets to secure Somilo’s obligations under this loan. The loan is guaranteed by Randgold Resources Limited until economic completion of the project has been achieved, which is expected before December 31, 2007. The loan bears interest at LIBOR plus 1.75% pre-completion of the Loulo capital program, or at any time when we continue to be a guarantor of the facility. Post completion until the fourth anniversary of signing facility documentation, the interest rate is LIBOR plus 2.10% and thereafter 2.25%. The weighted average interest rate for the year amounted to 6.83% (2005: 5.14%).

Under the term of this loan, we are required to enter into certain gold forward sales. As at December 31, 2006, 298,075 ounces of gold had been sold forward over the financial years 2007 to 2009, at an average forward price of $436 per ounce. The facilities are margin free.

Various debt covenants apply to the loan, including:

•	Limitations on material asset disposals and acquisitions;

•	Restrictions with regards to the repayment of inter-company debt or dividend payments by Somilo;

•	Maintain insurance with reputable insurance companies;

•	Establish a Notional Debt Service Reserve Account with the minimum credit balance on all dates equal to the aggregate principal amount of and interest accruing on the loan and the aggregate amount of premium accruing in connection with the Political Risk Insurance during the six month period commencing on such date;

•	Certain financial ratios need to be adhered to throughout the loan agreement.

The group is in compliance with all these requirements.

These ratios are:

•	The Loan Life Ratio not to be 140% or below

•	The Project Life Ratio not to be 180% or below

•	The Debt Service Coverage Ratio not to be 125% or below

•	Proven and Probable Reserves for the duration of the loan not to be lower than 30% of the Proven and Probable Reserves at the date the loan was entered into.

The Final Maturity Date of the Loan is September 30, 2009.

The Loan Life ratio measures the ratio, expressed as a percentage, of the present value of future net cash flows over the loan life to the aggregate principal amount of all outstanding loans at the measurement date.

The Project Life ratio measures the ratio, expressed as a percentage, of the present value of future net cash flows over the project life to the aggregate principal amount of all outstanding loans at the measurement date.

The Debt Service Coverage Ratio measures the ratio of cashflows prior to debt service, to the debt service amounts.

During May 2007, we restructured the Loulo hedge position, moving some 2007 contracts into 2010.

As of May 31, 2007, the position was:

	Ounces Sold	Contract Price $/Oz
2007	43,923	438
2008	80,496	429
2009	84,996	435
2010	41,748	500
Total	251,163	444

On May 1, 2007, a new $60 million corporate facility was signed with a consortium of banks. The facility replaces the Loulo project finance loan. It bears interest at rates between LIBOR plus 1.4% and LIBOR plus 1.6%, and is secured by a pledge of Randgold Resources Limited’s shares in its main operating subsidiaries.

The Euro denominated Caterpillar finance facility relates to fifteen 3512B HD generator sets and ancillary equipment purchased from JA Delmas and financed by a loan from Caterpillar Finance for Loulo. The lease is payable quarterly over 42 months commencing on August 1, 2005, and bears interest at a fixed rate of 6.03% per annum. Together with Randgold Resources (Somilo) Limited, we jointly guaranteed the repayment of this lease. The average lease payments of $0.5 million are payable in installments over the term of the lease.

Corporate, Exploration, Development and New Business Expenditures

Our expenditures on corporate, exploration, development and new business activities for the past three years are as follows:

	Year Ended December 31,
	2006	2005	2004
Area	(dollars in thousands)
Rest of Africa	60	67	—
Burkina Faso	1,274	682	351
Mali	7,360	4,374	3,083
Tanzania	1,629	1,393	1,237
Côte d’Ivoire	1,289	340	351
Senegal	1,492	1,434	1,455
Ghana	855	433	588
Total exploration expenditure	13,959	8,723	7,065
Corporate expenditure	14,846	15,326	9,785
Total exploration and corporate expenditure	28,805	24,049	16,850

The main focus of exploration work is on our advanced projects in Mali West, around Morila, and in Senegal, Tanzania, Burkina Faso, Côte d’Ivoire and Ghana.

An updated prefeasibility study and an extensive drilling program has been completed for the Tongon project in Côte d’Ivoire with the final feasibility study planned to commence in 2007.

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

Gold Market

The gold market is relatively liquid compared with many other commodity markets, with the price of gold generally quoted in US dollars. The physical demand for gold is primarily for fabrication purposes, and gold is traded on a world-wide basis. Fabricated gold has a variety of uses, including jewelry (which accounts for 85% of fabricated demand), electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

Historically, gold has been used as a store of value because it tends to retain its value in relative terms against basic goods in times of inflation and monetary crisis. Therefore, large quantities of gold in relation to annual mine production are held for this purpose. This has meant that, historically, the potential total supply of gold has been far greater than annual demand. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent as for other commodities.

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

Interest rates affect the price of gold on several levels. High real interest rates increase the cost of holding gold, and discourage physical buying in developed economies. High US dollar interest rates also make hedging by forward selling attractive because of the higher contango premiums (differential between LIBOR and gold lease rates) obtained in the forward prices. Increased forward selling in turn has an impact on the spot price at the time of sale.

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

The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London Bullion Market fixing price of gold in US dollars for the past ten years.

	Price Per Ounce ($)
Year	High	Low	Average
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	444
2006	725	525	604

E.	OFF-BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The related obligations as at December 31, 2006 are set out below:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Long-term debt obligations(1)	44,985	24,044	20,941	—	—
Capital lease obligations(2)	12,405	4,526	5,938	1,941	—
Operating lease obligations	2,584	323	646	646	969
Financial liabilities – forward gold sales	67,494	27,525	39,969	—	—
Environmental rehabilitation	8,842	—	—	—	8,842
Loans from minority shareholders in subsidiaries	2,773	—	—	2,773	—
Total contractual cash obligations	139,083	56,418	67,494	5,360	9,811
Contracts for capital expenditure	10,450	10,450	—	—	—
(1)	Includes total interest of $4.2 million calculated at the interest rate existing at year end.
(2)	Includes total interest of $2.7 million calculated at the interest rates existing at year end.

Item 6.    Directors, Senior Management and Employees

A.	DIRECTORS AND SENIOR MANAGEMENT

Our Articles of Association provide that the board must consist of no less than two and no more than 20 directors at any time. During the year Mr. J.A. Cramer retired from the board. The board currently consists of 8 directors.

Our Articles of Association provide that any new director should be reelected by the shareholders at the annual general meeting following the date of the director’s appointment. As a result of the appointment during the year of Mr. N.P. Cole and Dr. K. Voltaire, both non-executive directors were the subject of an ordinary resolution at the annual general meeting held on April 30, 2007, as required by our Articles of Association. Furthermore, each director is subject to reelection on a rotation basis every three years as required by our Articles of Association and the Companies (Jersey) Law, 1991. Mr. R.I. Israel and Mr. P. Liétard’s positions as non-executive director and non-executive chairman, respectively, were the subject of an ordinary resolution at the annual general meeting held on May 2, 2006, as required by our Articles of Association.

According to the Articles of Association, the board meets at intervals determined by the board from time to time.

The address of each of our executive directors and non-executive directors is the address of our principal executive offices, La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands.

Executive Directors

D. Mark Bristow (48) Chief Executive Officer. Dr. Bristow was appointed a director in August 1995 and Chief Executive Officer in October 1995. A geologist with more than 24 years’ experience in the mining industry, he holds a Ph. D. in Geology from Natal University, South Africa. Prior to this he held executive responsibility for the exploration and new business activities of Randgold & Exploration from 1992 to 1995. During the period 1995 to 1997 he also directed the re-engineering of the reserve management functions of the gold mining of the Randgold & Exploration Group and its affiliated gold mining companies. He is currently a non-executive director of Rockwell Resources International and previously held directorships at African Platinum, Harmony Gold Mining Company Limited, DRD Gold Limited and Randgold & Exploration Company Limited.

Roger A. Williams (43) Finance Director. Mr. Williams is a chartered accountant with 19 years experience in finance including 10 years in the mining industry. Prior to joining us in January 1997, he was a financial manager for Kimberly-Clark of Southern Africa and an audit manager with Deloitte & Touche in the United Kingdom. In November 2001 he was appointed an alternate director and was appointed as Finance Director in April 2002. On May 7, 2007, Mr. Williams resigned as Finance Director with effect from July 1, 2007, but will remain a director until July 30, 2007 and an employee until August 6, 2007. Mr. Graham Shuttleworth will be replacing Mr. Williams as Finance Director.

Non-Executive Directors

Philippe Liétard (58) Non-Executive Chairman; Mr. Liétard was appointed a director in February 1998. Mr. Liétard was managing director of the Global Natural Resources Fund from 2000 to 2003. Prior to July 2000, he was director of the Oil, Gas and Mining Department of the International Finance Corporation. His experience in corporate and project finance with UBS, IFC and the World Bank extends over 30 years, most of them in the minerals business and in Africa. Mr. Liétard is now an independent consultant and a promoter of mining and energy investments. He was appointed a director in February 1998 and chairman in November 2004.

Bernard H. Asher (70) Non-Executive Director; Chairman of the audit committee and Member of the remuneration committee. From 1986 to 1998, he was an executive director of HSBC Holdings plc and chairman of HSBC Holdings’ subsidiary, HSBC Investment Bank plc. He was chairman of

Lonrho Africa plc, vice-chairman of the Court of Governors of the London School of Economics and of the Legal & General Group plc and a director of Morgan Sindall plc. He is Chairman of Lion Trust Asset Management and senior independent director of Morgan Sindall plc. He was appointed a director in June 1997 and senior independent director in October 2003.

Norborne P. Cole (65) Non-Executive Director. Mr. Cole was appointed a director in May 2006. Mr. Cole was CEO of Coca-Cola Amatil based in Sydney, Australia until 1998. Currently he is vice-chairman of Silver Eagle Distributers of Houston, Texas and a director of Lancer Corporation and Papa John’s International Inc..

Robert I. Israel (57) Non-Executive Director; Chairman of the remuneration committee. Mr. Israel was appointed a director in June 1997. Mr. Israel is a partner at Compass Advisers, LLP. Until April 2000, Mr. Israel served as a managing director of Schroder & Co. Inc. and head of its Energy Department. He has 27 years of experience in corporate finance, especially in the natural resources sector.

Aubrey L. Paverd (68) Non-Executive Director; Member of the audit committee. Dr. Paverd was appointed a non-executive director in August 1995. He is also a director of the Peruvian mining company Cia. Minas Buenaventura. Dr. Paverd is now an independent consultant. He has 44 years of international geological experience.

Karl Voltaire (57) Non-Executive Director. Dr. Voltaire was appointed a director in May 2006. He holds a Ph.D in finance from the University of Chicago. He is currently the CEO of The Nelson Mandela Institute and was previously a director of the African Development Bank. Dr. Voltaire was formerly with the International Finance Corporation where he was the director in charge of Global Financial Markets.

Executive Officers

David Haddon (49) General Counsel and Secretary. Having overseen our administrative obligations from our incorporation in 1995, Mr. Haddon assumed full secretarial responsibility when we became listed on the London Stock Exchange in July 1997. He has over 22 years of legal and administrative experience. He assumed the responsibility as general counsel in January 2004. He is a director of Seven Bridges Trading 14 (Pty) Limited.

Paul Harbidge (37) Exploration Manager. Mr. Harbidge is a geologist with 14 years’ experience, mainly in West Africa. He joined us in 2000 and was appointed exploration manager in 2004.

Bill Houston (59) General Manager — Human Resources. Mr. Houston joined us in 1992 as group training and development manager and currently heads the human resources function. He has 26 years of human resources experience. He is a director of Morila SA and Seven Bridges Trading 14 (Pty) Limited.

Amadou Konta (49) General Manager — Loulo. Mr. Konta has a degree in civil engineering as well as several management and project management qualifications. He was appointed mine foreman and superintendent at Syama mine and served as mine manager from 1997. In 2001 he was promoted as our construction manager in Mali and was appointed Loulo general manager on October 1, 2004.

Victor Matfield (42) Manager — Corporate Finance. Mr. Matfield is a chartered accountant with 13 years’ experience in the mining industry. He was appointed corporate finance manager in August 2001, prior to that he served as financial manager of the Syama mine and of the Morila capital project. He is a director of Seven Bridges Trading 14 (Pty) Limited.

Chris Prinsloo (56) Group Commercial and Financial Manager. Mr. Prinsloo became Group Financial Manager in January 2002. He has 34 years of experience in the mining industry. He is a director of Somilo SA and Morila SA.

Adrian J. Reynolds (52) General Manager — Exploration and Evaluation. Mr. Reynolds has 26 years’ experience in the exploration and mining industries and was part of the team that developed our original strategy. He leads the exploration team and manages the evaluation of early stage and development projects. He is responsible for the Morila technical oversight and for compilation of our technical audits, due diligences and feasibility studies. He is a director of Morila Limited and Somilo SA.

Mahamadou Samake (59) General Manager — Randgold Resources Mali. Mr. Samake is the general manager of the Bamako office and is a director of our Malian subsidiaries. He was a professor of company law at the University of Mali.

John Steele (46) General Manager — Capital Projects. Mr. Steele has overseen the capital expansion program at the Syama mine, and at the beginning of July 1998, assumed the position of general manager capital projects for the Randgold Resources Group, overseeing the construction of Morila. He is a director of Somilo SA and Morila Limited and is currently leading the Loulo construction project.

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

The date of appointment, date of expiration and length of service for each of our directors is set forth in the table below:

Director	Date of Appointment	Date of Expiration of Term	Number of Years Served
Executive
D.M. Bristow	8/11/95	5/31/08	11
R.A. Williams*	5/01/02	5/31/08	5
Non-Executive
B.H. Asher	6/12/97	5/05/09	9
R.I. Israel	6/12/97	5/05/10	9
P. Liétard	2/11/98	5/05/10	8
A. L. Paverd	7/29/95	5/05/09	11
N.P. Cole	5/03/06	5/05/10	1
K. Voltaire	5/13/06	5/05/10	l
*	Mr. R.A. Williams has resigned as financial director with effect from July 1, 2007, and as a director with effect from July 30, 2007.

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

Fees paid to non-executive directors are:

•	A general retainer to all non-executive directors of $45,000;

•	An annual committee assignment fee of $25,000, with an additional premium for membership of the audit committee of $10,000;

•	The chairman of a board committee to receive a committee assignment fee of $40,000;

•	The senior independent director, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional $75,000;

•	The non-executive chairman, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional $90,000;

•	An award to each director of $30,000 to be translated into a number of ‘‘restricted’’ shares. The shares are to vest over a three year period from the date of each award, being January 1. Vesting would accelerate on the following conditions:

o	Termination other than resignation or dismissal;

o	Voluntary retirement after the age of 65 with a minimum of three years service as a director; and

o	Change in control of the company.

A director must hold shares at least equal in value (as at the beginning of the year) to the general annual retainer. A director would be granted three years in which to acquire the required shareholding and this period could be extended by the unanimous approval of the uninterested directors. If the number of shares were to fall below the threshold due to a fall in the share price, no additional purchase of shares would be required. Currently, other than the two new directors, Mr. N.P. Cole and Dr. K. Voltaire who were appointed in May 2006, all the directors hold shares equal to the value of the general annual retainer.

Non-executive directors have been granted options to purchase our ordinary shares. Details of the options still held by the non-executive directors and those exercised since January 1, 2006 are shown below.

On May 11, 2005 the first $30,000 award was allocated to each of the non-executive directors for the purpose of acquiring restricted stock. The price of the restricted stock calculation was the Nasdaq National Market closing price on May 10, 2005, being $12.78. In terms of the policy, 783 shares were issued directly to each non-executive director and 1,565 shares were held as restricted stock. Non-executive directors were issued the second tranche of 782 ordinary shares on February 13, 2006 and, subject to agreed conditions, the final balance was issued January 3, 2007.

On February 13, 2006 the second $30,000 award was allocated to each of the non-executive directors for the purpose of acquiring restricted stock. The price of the restricted stock calculation was the Nasdaq National Market closing price on February 10, 2006, or $17.11. In terms of the policy, 584 shares were issued directly to each non-executive director and 1,169 shares were held as restricted stock. Non-executive directors were issued the second tranche of 584 ordinary shares on January 3, 2007 and the balance will be issued on January 1, 2008 subject to agreed conditions.

On January 3, 2007 the third $30,000 award was allocated to each of the non-executive directors for the purpose of acquiring restricted stock. The price of the restricted stock calculation was the Nasdaq Global Select Market closing price on January 3, 2007, or $22.37. In terms of the policy 447 shares were issued directly to each non-executive director and 894 shares were held as restricted stock. Non-executive directors will be issued the second and third tranches on January 1, 2008 and January 1, 2009, respectively.

During the year ended December 31, 2006, the aggregate compensation paid or payable to our directors and executive officers as a group was approximately $6.3 million, of which $4.1 million was payable to directors and recognized as a remuneration expense.

The following table sets forth the aggregate compensation for each of the directors:

	Basic Salary/Fees December 31,		Bonus/Service Contract December 31,		Other Payments December 31,		Total December 31,
	2006 ($)	2005 ($)	2006 ($)	2005 ($)	2006 ($)	2005 ($)	2006 ($)	2005 ($)
Executive
D.M. Bristow(1)	600,000	600,000	1,212,584	975,136	693,700	693,700	2,506,284	2,268,836
R.A. Williams	320,000	278,208	404,195	325,045	—	—	724,195	603,253
R.A.R. Kebble(2)	—	—	1,212,584	975,136	—	—	1,212,584	975,136
Sub-total	920,000	878,208	2,829,363	2,275,317	693,700	693,700	4,443,063	3,847,225
Non-Executive
P. Lietard	135,000	135,000	—	—	30,000	30,000	165,000	165,000
B.H. Asher	120,000	120,000	—	—	30,000	30,000	150,000	150,000
R.I. Israel	85,000	85,000	—	—	30,000	30,000	115,000	115,000
A.L. Paverd	80,000	80,000	—	—	30,000	30,000	110,000	110,000
N.P. Cole(3)	42,500	—	—	—	—	—	42,500	—
K. Voltaire(3)	47,500	—	—	—	—	—	47,000	—
J-A. Cramer(4)	80,000	80,000			30,000	30,000	110,000	—
SubTotal	590,000	500,000	—	—	150,000	150,000	740,000	650,000
TOTAL	1,510,000	1,378,208	2,829,363	2,275,317	843,700	843,700	5,183,063	4,497,225
(1)	Other payments comprise the grant of restricted shares to Dr. D.M. Bristow.
(2)	Mr. R.A.R. Kebble resigned from the board effective November 3, 2004. All amounts shown as remuneration for 2005 reflect payments in settlement of Mr. R.A.R. Kebble’s termination agreement.
(3)	Mr. N.P. Cole and Dr. K. Voltaire were appointed to the board effective May 3, 2006 and May 13, 2006, respectively.
(4)	Mr. J-A. Cramer retired from the board effective November 3, 2006.

The executive directors do not receive any benefits in kind and the only long-term incentive scheme is the Share Option Scheme.

The bonus is calculated on the movement in our share price based on a calendar year to March 31. The 2006 bonuses, as shown above, reflect the amounts paid in April 2006 with respect to the movement in the share price from April 1, 2005 to March 31, 2006, being $12.36 to $18.17. At December 31, 2006, we accrued $1.8 million for bonus payments with respect to 2006, based on a share price of $23.46. Based on a share price of $23.91 on March 30, 2007, the aggregate amount of the bonuses payable for the period up to that date would be $2.5 million. Bonuses with respect to the 2006 year were paid in April 2007 in terms of the provisions of the service contracts.

Share options exercised by the directors during 2006 and up to April 30, 2007 are detailed below:

Name	Number of Options Exercised	Average Exercise Price ($)	Average Market price at date of exercise ($)
R.A. Williams	41,667	8.05	22.00
D.M. Bristow	166,700	3.25	17.50
J-A. Cramer	25,400	1.65	22.50

The high and low share prices for our ordinary shares for the year on the London Stock Exchange were (pounds sterling) 14.08 and (pounds sterling) 8.70, respectively, and our high and low price for our ADSs on the Nasdaq Global Select Market were $26.32 and $15.88, respectively. The ordinary share price on the London Stock Exchange and the price of an ADS on the Nasdaq Global Select Market at December 29, 2006, the last day of trading, were (pounds sterling) £11.95 and $23.46, respectively.

Share options outstanding at April 30, 2007 and held by directors and executive officers were as follows:

	Options to Purchase Ordinary Shares	Expiration Date	Exercise Prices ($)
Executive Directors
R.A. Williams	83,000	8/05/14	8.05
Non-Executive Directors
B.H. Asher	25,400	1/28/11	1.65
R.I. Israel	25,400	1/28/11	1.65
Officers
D.J. Haddon	75,000	8/05/14	8.05
W.R.A. Houston	54,000	8/05/14	8.05
A. Konta	42,300	8/05/14	8.05
V. Matfield	26,700	7/11/12	3.25
	75,000	8/05/14	8.05
C.J. Prinsloo	50,000	8/05/14	8.05
A.J. Reynolds	7,200	7/11/12	3.25
	75,000	8/05/14	8.05
M. Samake	50,000	8/05/14	8.05
J. Steele	57,000	8/05/14	8.05

C.	BOARD PRACTICES

Directors’ Terms of Employment

Service contracts have been concluded with the two executive directors. Mr. R.A. Williams’ current agreement runs until December 31, 2008. Given our size and management team, the board considers periods of employment in excess of one year appropriate. On May 7, 2007, Mr. Williams resigned as Finance Director with effect from July 1, 2007, but will remain a director until July 30, 2007 and an employee until August 6, 2007. Mr. Graham Shuttleworth will be replacing him as Finance Director. Three months notice was given by Mr. Williams in terms of his contract and no additional compensation due to resigning from office is payable to him. The board has agreed to a rolling three year contract for Dr. D.M. Bristow and this has been approved based on the importance attributed to his contribution to our overall strategic direction and performance. In the event of unilateral termination, we would be required to compensate the director concerned for any outstanding amounts due in terms of the contract.

In terms of the new service contract entered into with Dr. D.M. Bristow, the board on the recommendation of the remuneration committee on May 11, 2005 awarded the CEO restricted stock amounting to 150,000 shares. The award was subject to agreed performance criteria set for the 2004 financial year. Since Dr. D.M. Bristow has met these criteria, all the shares have been issued in his name.

On August 16, 2004, the board approved a resolution awarding Mr. R.A. Williams 125,000 share options in accordance with the rules of the current share option scheme. The options were awarded at a price of $8.05, being the trading price of the company on August 5, 2004. Mr. R.A. Williams was entitled to exercise the options in three annual tranches commencing August 6, 2006. Due to his resignation, he will forfeit the tranche that vests in 2008.

We currently do not have service agreements with our non-executive directors. However, each director is subject to reelection by our shareholders in accordance with our Articles of Association.

Board of Directors Committees

In order to ensure good corporate governance, the board has formed an audit committee, a remuneration committee and a governance and nomination committee. The audit, remuneration, and governance and nomination committees are comprised of a majority of non-executive directors.

Audit Committee

Our audit committee charter, which defines the terms of reference for the audit committee members, sets out the framework through which the audit committee reviews our annual results, the effectiveness of our systems of internal control, internal audit procedures and legal and regulatory compliance and the cost effectiveness of the services provided by the external auditors. The audit committee also reviews the scope of work carried out by our external auditors and holds discussions with the external auditors at least once a year. The audit committee is comprised of three independent non-executive directors. The members of the audit committee are Messrs. B.H. Asher (Chairman), Dr. Voltaire and Dr. Paverd.

Remuneration Committee

The remuneration committee reviews the remuneration of directors and senior management and determines the structure and content of the senior executives’ remuneration packages by reference to a number of factors including current business practice and our prevailing business conditions and the mining and exploration industry. The members of the remuneration committee are Messrs. R.I. Israel (Chairman), N.P. Cole and B.H. Asher.

Governance and Nomination Committee

The governance and nomination committee reviews our corporate governance and sets out the framework in which such policies are established to guide our operations and activities. In addition, the committee at the instance of the board interviews and recruits any future board members. The members of the governance and nomination committee are Messrs. P. Liétard (chairman), B.H. Asher and N.P. Cole.

D.    EMPLOYEES

At the end of each of the past three years, the breakdown of employees, including our subsidiaries but excluding Morila SA, by main categories of activity was as follows:

Category of Activity	December 31, 2006	December 31, 2005	December 31, 2004
Mining and related engineering(1)	30	52	9
Processing and related engineering(2)	136	76	8
Management and technical(3)	48	46	12
Exploration(4)	90	47	53
Administration(5)	47	50	28
TOTAL	351	271	110

Notes: In addition to the permanent employees shown above, the following fixed-term, temporary and contractor employees were employed at Loulo:

(1)	The open-pit mining contractor employed 344 permanent and 53 temporary employees, the underground development contractor employed 49 employees, the tailing storage facility contractors employed 45 employees, all other third party contractor employed a total of 74 employees, and Loulo employed 94 temporary employees, as at December 31, 2006. The permanent workforce was reduced as the much of the heavy vehicle fleet and maintenance crew moved to work for contractors.
(2)	250 people were employed on capital work as at December 31, 2006. In addition, third party contractors employed a total of 125 employees.
(3)	The few additional technical staff were required to manage the underground project.
(4)	Exploration and grade control efforts were once more expanded during 2006, with the biggest increases coming in Western Mali and Burkina Faso. In addition to the 90 permanent staff referred to in the table above a further 66 fixed-term and temporary employees were employed at December 2006.
(5)	In addition to the number of administrative employees reflected in the table above, third party contractors employed 180 people.

E.	SHARE OWNERSHIP

See ‘‘Item 7 — Major Shareholders and Related Party Transactions’’.

Employee Share Option Scheme

Since 1996, we have operated a share option scheme under which senior management, including executive and non-executive directors, may be offered options to purchase our ordinary shares. The aggregate number of shares available for issuance under the option scheme may not exceed 15% of our issued share capital. Awards to executive directors are determined by the remuneration committee and are designed to motivate directors to achieve our strategic objectives. Share options are not subject to any performance criteria for individual directors. Any options provided to an individual employee (which includes executive and non-executive directors) as defined by the rules of the scheme, are subject to an upper limit of 2% of our issued ordinary share capital.

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

As of April 30, 2007, our issued share capital consisted of 68,852,867 ordinary shares with a par value of $0.05 per share. To our knowledge we are not, directly or indirectly, owned or controlled by another corporation, any foreign government or other person.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 30, 2007, by:

•	Any person of whom the directors are aware that is interested directly or indirectly in 3% or more of our ordinary shares;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of April 30, 2007, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, La Motte Chambers, La Motte Street, St Helier, Jersey, JE1 1BJ, Channel Islands.

	Shares Beneficially Owned
Holder	Number	%
D.M. Bristow	732,584	1.07
R.A. Williams	170,000	0.23
B.H. Asher	45,783	0.06
N.P. Cole	447	0.00
R.I. Israel	41,828	0.06
P. Liétard	29,362	0.04
A.L. Paverd	41,828	0.06
K. Voltaire	447	0.00
BNY (Nominees) Limited(1) 30 Cannon Street London EC4M XH	56,723,230	82.38
Wells Fargo & Company(2) 420 Montgomery Street San Francisco, CA 94104	5,968,261	8.69
Directors and executive officers(3)	1,240,231	1.80
(1)	Shares held by BNY (Nominees) Ltd are held for and on behalf of our ADS holders.
(2)	Wells Fargo & Company reported in its Schedule 13G filed with the Securities and Exchange Commission that as at December 31, 2006 its beneficial ownership in us amounted to 5,968,261 ordinary shares (8.69%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.
(3)	No executive officer beneficially owns in excess of 1% of the outstanding ordinary shares, save for Dr. D.M. Bristow who owns 1.07%.

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by our other shareholders.

As of April 30, 2007, there were 4 record holders of our ordinary shares in the United States, holding an aggregate of 52,829 ordinary shares or 0.08%.

As of May 21, 2007, there were 5 record holders of our ADSs in the United States, holding an aggregate of 56,847,530 ADSs or 82.56%.

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

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares, as reported by the London Stock Exchange, and of our ADSs, as reported by the Nasdaq Global Select Market. Effective March 10, 2003, we changed the ratio of ordinary shares to ADSs from two ordinary shares per ADS to one ordinary share per ADS, so that each ADS now represents one ordinary share. In March, 2003 we changed the currency in which the price of our ordinary shares that are traded on the London Stock Exchange are quoted. The ordinary shares are now quoted in pound sterling and not in US dollars. The ADSs continue to be quoted on the London Stock Exchange and the Nasdaq Global Select Market in US dollars.

	Price Per Ordinary Share		Price Per ADS
Financial Period Ended	High (£)	Low (£)	High ($)	Low ($)
December 31, 2006	14.08	9.09	26.32	15.88
December 31, 2005	9.67	5.31	18.69	10.13
December 31, 2004	7.82	4.29	14.26	7.77
December 31, 2003	8.33	3.10	4.26	5.07
	High ($)	(Low)($)
December 31, 2002	7.25	2.83	7.64	2.92
	Price Per Ordinary Share		Price Per ADS
Calendar Period	High (£)	Low (£)	High ($)	Low ($)
2007
First Quarter	12.47	10.79	24.68	21.04
2006
Fourth Quarter	12.13	10.24	23.53	19.41
Third Quarter	13.40	10.00	24.75	19.41
Second Quarter	14.08	9.09	26.32	17.08
First Quarter	10.63	9.18	18.61	15.88
2005
Fourth Quarter	9.67	7.62	16.91	13.30
Third Quarter	9.27	7.28	16.70	12.70
Second Quarter	8.00	5.96	15.08	11.05
First Quarter	7.24	5.31	14.07	10.13
	Price Per Ordinary Share		Price Per ADS
Calendar Month	High (£)	Low (£)	High ($)	Low ($)
2007
May	12.76	11.55	24.86	22.58
April	13.00	12.10	26.24	23.95
March	12.35	11.26	24.13	21.59
February	12.47	11.58	24.68	22.64
January	12.38	10.79	23.51	21.04
2006
December	11.95	11.55	23.53	22.46

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are listed on the London Stock Exchange, which currently constitutes the principal non-United States trading market for those shares, under the symbol RRS and our ADSs trade in the United States on the Nasdaq Global Select Market under the trading symbol GOLD, in the form of American Depositary Receipts. The American Depositary Receipts are issued by The Bank of New York, as Depositary. Each American Depositary Receipt represents one American Depositary Share. Each American Depositary Share represents one of our ordinary shares.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

Item 10.    Additional Information

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

General

We are a company organized with limited liability under the laws of Jersey, Channel Islands. Our registered number is 62686.

The authorized share capital is $4,000,000 divided into 80,000,000 ordinary shares of $0.05 each, of which 68,852,867 were issued as of March 31, 2007 and 11,147,133 were available for issue. At the annual general meeting held on April 26, 2004, shareholders approved a resolution which authorized a share split which amended our authorized share capital from $4,000,000 divided into 40,000,000 ordinary shares of $0.10 each to $4,000,000 divided into 80,000,000 ordinary shares of $0.05 each. The issued share capital therefore increased from 29,263,385 to 58,526,770 ordinary shares with effect from June 11, 2004. None of our shares have any redemption rights.

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

Annual general meetings and meetings calling for the passing of a special resolution require twenty-one days’ notice of the place, day and time of the meeting in writing to our shareholders. Any other general meeting requires no less than fourteen days’ notice in writing. Our business may be transacted at a general meeting only when a quorum of shareholders is present. Two persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member, constitute a quorum. Nasdaq’s marketplace rules, which apply to all companies listed on the Nasdaq Global Select Market, state in Rule 4350(f) that the minimum quorum for any meeting of holders of a company’s common stock is 33 1/3% of the outstanding shares. As a result, we requested, and Nasdaq granted to us, an exemption from compliance with the Rule 4350(f) requirement.

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

•	the giving of any guarantee, security, or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of us or any of our subsidiary undertakings;

•	the giving of any guarantee, security or indemnity in respect of a debt or obligation of ours or any of our subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

•	any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

•	any proposal concerning any other body corporate in which he (together with persons connected with him) does not to his knowledge have an interest in 1% or more of the issued equity share capital of any class of that body corporate or of the voting rights available to shareholders of that body corporate;

•	any proposal relating to an arrangement for the benefit of our employees or the employees of any of our subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom the arrangement relates; or

•	any proposal concerning insurance which we propose to maintain or purchase for the benefit of directors or for the benefit of persons who include directors.

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

C.	MATERIAL CONTRACTS

1.	Fifth Contract of Employment, dated January 31, 2005, between Randgold Resources Limited and Dennis Mark Bristow.

We entered into a fifth contract of employment with Dennis Mark Bristow, our Chief Executive Officer.

2.	Third Contract of Employment, dated April 20, 2006, between Randgold Resources Limited and Roger A. Williams.

We entered into a third contract of employment with Roger A. Williams, our Finance Director.

3.	International Swap Dealers Association Inc. Master Agreement and Schedule thereto, dated April 23, 2007, between Fortis Bank NV/SA Limited and Randgold Resources Limited.

We entered into this agreement to cover our derivative transactions.

4.	International Swap Dealers Association Inc. Novation Agreement, dated April 23, 2007, between Randgold Resources Limited, Société Générale and Fortis Bank NV/SA.

Under this agreement Société Générale transferred by novation to Fortis Bank NV/SA all of its rights, liabilities, duties and obligations under and in respect of each transaction entered into with Randgold Resources Limited that is listed on the Annex to this agreement.

5.	Revolving Credit Facility Agreement, dated May 1, 2007, among Randgold Resources (Somilo) Limited, Randgold Resources Limited, various Banks and Other Financial Institutions and NM Rothschild & Sons Limited.

We entered into this Revolving Credit Facility Agreement to obtain a loan facility in the amount of $60,000,000.

6.	Charge Over Shares, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

We entered into this agreement to create security over our shares from time to time in Mining Investments (Jersey) Limited and Randgold Resources (Somilo) Limited in favor of NM Rothschild & Sons Limited acting on behalf of all the finance parties with respect to the $60,000,000 Revolving Credit Facility Agreement.

7.	Charge Over Shares, dated May 8, 2007, between Mining Investments (Jersey) Limited and NM Rothschild & Sons Limited.

We entered into this agreement to create security over our shares from time to time in Morila Limited in favor of NM Rothschild & Sons Limited acting on behalf of all the finance parties with respect to the $60,000,000 Revolving Credit Facility Agreement.

8.	Deed of Guarantee and Indemnity, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

We entered into this agreement to provide security in the payment and discharge of the obligations of, among others, Randgold Resources (Somilo) Limited under the $60,000,000 Revolving Credit Facility Agreement and related finance documents.

9.	Deed of Guarantee and Indemnity, dated May 8, 2007, between Société des Mines de Loulo S.A. and NM Rothschild & Sons Limited.

We entered into this agreement to provide security for the payment and discharge of the obligations of, among others, Randgold Resources (Somilo) Limited under the $60,000,000 Revolving Credit Facility Agreement and related finance documents.

10.	Deed of Assignment, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

We entered into this agreement to assign the Risk Management Agreements to NM Rothschild & Sons Limited acting on behalf of all the finance parties with respect to the $60,000,000 Revolving Credit Facility Agreement.

11.	Registered Share Pledge Agreement, dated May 9, 2007, between Randgold Resources (Somilo) Limited and NM Rothschild & Sons Limited.

We entered into this agreement to pledge our class C shares held in Société des Mines de Loulo SA from time to time for the benefit of NM Rothschild & Sons Limited acting on behalf of the lenders with respect to the $60,000,000 Revolving Credit Facility Agreement.

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

Currently, there is no double tax treaty or similar convention between the US and Jersey.

Taxation of Dividends

Dividends are declared and paid gross in US dollars. Under existing Jersey law, provided that the ordinary shares and ADSs are not held by, or for the account of, persons resident in Jersey for income tax purposes, payments in respect of the ordinary shares and ADSs, whether by dividend or other distribution, will not be subject to any taxation in Jersey and no withholding in respect of taxation will be required on those payments to any holder of our ordinary shares or ADSs.

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

Material United States Federal Income Tax Consequences

The following summary describes the material US Federal income tax consequences to US holders (as defined below) arising from the purchase, ownership and disposition of our ordinary shares or ADSs. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, final, temporary and proposed US Treasury Regulations promulgated under the Code, and administrative and judicial interpretations of the Code and the US Treasury Regulations, all as in effect as of the date of this summary, and all of which are subject to change, possibly with retroactive effect.

This summary has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

For purposes of this discussion, a ‘‘US holder’’ is a holder of our ordinary shares or ADSs that is:

•	a US citizen;

•	an individual resident in the United States for US Federal income tax purposes;

•	a domestic corporation, or other entity taxable as a corporation, organized under the laws of the United States or of any US state or the District of Columbia;

•	an estate the income of which is includible in its gross income for US Federal income tax purposes without regard to its source; or

•	a trust, if either: a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all the substantial decisions of the trust, or the trust has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

This summary does not deal with all aspects of US Federal income taxation that may be relevant to particular US holders in light of their particular circumstances, or to US holders subject to special rules, including, without limitation:

•	some retirement plans;

•	insurance companies;

•	US holders of ordinary shares or ADSs held as part of a ‘‘straddle,’’ ‘‘synthetic security,’’ ‘‘hedge,’’ ‘‘conversion transaction’’ or other integrated investment;

•	persons that enter into ‘‘constructive sales’’ involving our ordinary shares or ADSs or substantially identical property with other investments;

•	US holders whose functional currency is not the US Dollar;

•	some expatriates or former long-term residents of the United States;

•	financial institutions;

•	broker-dealers;

•	tax-exempt organizations;

•	US holders who own, directly, indirectly or through attribution, 10% or more of our outstanding voting stock;

•	Persons subject to the alternative minimum tax;

•	Regulated investment companies;

•	Traders in securities who elect to apply a mark-to-market method of accounting; and

•	Person who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation.

In addition, this summary does not address the effect of any applicable US state, local or non-US tax laws, does not consider the tax treatment of persons who own our ordinary shares or ADSs through a partnership or other pass-through entity, and deals only with ordinary shares or ADSs held by US holders as ‘‘capital assets’’ as defined in Section 1221 of the Code. If a partnership (including for this purpose, any entity treated as a partnership for US Federal income tax purposes) holds shares or ADSs, the tax, treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

We encourage US holders of our ordinary shares or ADSs to consult with their own tax advisors with respect to the US Federal, state and local tax consequences, as well as the tax consequences in other jurisdictions, of the purchase, ownership and disposition of our ordinary shares or ADSs applicable in their particular tax situations.

Ownership of Ordinary Shares or ADSs

For purposes of the Code, US holders of ADSs will be treated for US Federal income tax purposes as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to US Federal income tax.

For US Federal income tax purposes, distributions with respect to our ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits as determined for federal income tax purposes.

Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder’s basis in our ordinary shares or ADSs. To the extent that these distributions exceed the US holder’s tax basis in our ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading ‘‘Passive Foreign Investment Company Rules’’.

Dividend income derived with respect to our ordinary shares or ADSs will constitute ‘‘portfolio income’’ for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and as ‘‘investment income’’ for purposes of the limitation on the deduction of investment interest expense. Such dividends will not be eligible for the dividends received deduction generally allowed to a US corporation under Section 243 of the Code.

Individual US holders are eligible for reduced rates of US Federal income tax (currently a maximum of 15%) in respect of ‘‘qualified dividend income’’ received in taxable years beginning after

December 31, 2002 and beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met and either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares and ADSs will constitute qualified dividend income for US federal income tax purposes, provided the individual US holders of our shares and ADSs meet certain requirements. However, if we are a passive foreign investment company, as discussed below under the heading ‘‘Passive Foreign Investment Company Rules’’, in the taxable year of the distribution or the preceding tax year, the dividends paid with respect to our ADSs will not constitute qualified dividend income. US holders are urged to consult their own tax advisors regarding the classification of any distributions from us as qualified dividend income.

Sale or Other Disposition of Ordinary Shares or ADSs

If a US holder sells or otherwise disposes of its ordinary shares or ADSs in a taxable transaction, it will generally recognize gain or loss for US Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and its tax basis in the ordinary shares or ADSs. Subject to the discussion below under ‘‘Passive Foreign Investment Company Rules,’’ that gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year at the time of the sale or other taxable disposition. In general, any gain that US holders recognize on the sale or other taxable disposition of ordinary shares or ADSs will be US source income for purposes of the foreign tax credit limitation and any losses recognized will generally be allocated against US source income. Deduction of capital losses is subject to limitations under the Code.

Passive Foreign Investment Company Rules

A special and adverse set of US Federal income tax rules apply to a US holder that holds stock in a passive foreign investment company, or PFIC. In general, we will be a PFIC if 75% or more of our gross income in a taxable year is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and determined based on fair market value, are held for the production of, or produce, passive income.

We believe that we currently are not a PFIC and do not expect to become a PFIC in the near future. There is significant uncertainty in the application of the PFIC rules to mining enterprises such as ourselves as a result of the interplay of several sets of tax rules. In addition, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, based on the market price of our ordinary shares, and the amount and type of our gross income, we cannot assure you that we will not become a PFIC in the future or that the US Internal Revenue Service will agree with our conclusion regarding our current PFIC status.

If we are a PFIC for US Federal income tax purposes for any year during a US holder’s holding period of our ADSs or ordinary shares and the US holder does not make a QEF Election or a ‘‘mark-to-market’’ election, both as described below:

•	any gain recognized by a US holder upon the sale of ADSs or ordinary shares, or the receipt of some types of distributions, would be treated as ordinary income;

•	this income generally would be allocated ratably over a US holder’s holding period with respect to our ADSs or ordinary shares; and

•	the amount allocated to prior years, with certain exceptions, will be subject to tax at the highest tax rate in effect for those years and an interest charge would be imposed on the amount of deferred tax on the income allocated to the prior taxable years.

Although we generally will be treated as a PFIC as to any US holder if we are a PFIC for any year during a US holder’s holding period, if we cease to satisfy the requirements for PFIC classification, the US holder may avoid PFIC classification for subsequent years if he, she or it elects to recognize gain based on the unrealized appreciation in the ADSs or ordinary shares through the close of the tax year in which we cease to be a PFIC. Additionally, if we are a PFIC, a US holder who acquires ADSs or ordinary shares from a decedent would be denied the normally available step-up in tax basis for our ADSs or ordinary shares to fair market value at the date of death and instead would have a tax basis equal to the lower of the fair market value or the decedent’s tax basis.

A US holder who beneficially owns stock in a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the Internal Revenue Service for each tax year such US holder holds stock in a PFIC. This form describes any distributions received with respect to such stock and any gain realized upon the disposition of such stock.

For any tax year in which we are determined to be a PFIC, a US holder may make a QEF Election, which is an election to treat his, her or its ADSs or ordinary shares as an interest in a qualified electing fund. If a US holder makes a QEF Election, the US holder would be required to include in income currently his, her or its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of these earnings and profits are actually distributed to that US holder and be required to comply with specified information reporting requirements. Any gain subsequently recognized upon the sale by that US holder of his, her or its ADSs or ordinary shares generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

As an alternative to a QEF Election, a US holder generally may be able to avoid the imposition of the special tax and interest charge described above by electing to mark his, her or its ADSs or ordinary shares to market annually, and, therefore, recognize for each taxable year, subject to certain limitations, ordinary income or loss equal to the difference, as of the close of taxable year, between the fair market value of his, her or its ADSs or ordinary shares and the adjusted tax basis of his or its ADSs or ordinary shares. Losses would be allowed only to the extent of the net mark-to-market gain previously included by the US holder under the election in prior taxable years. If a mark-to-market election with respect to ADSs or ordinary shares is in effect on the date of a US holder’s death, the tax basis of the ADSs or ordinary shares in the hands of a US holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ADSs or ordinary shares.

Rules relating to a PFIC are very complex. US holders are encouraged to consult their own tax advisors regarding the application of PFIC rules to their investments in our ADSs or our ordinary shares.

Backup Withholding and Information Reporting

Payments to US holders in respect of our ordinary shares or ADSs may be subject to information reporting to the US Internal Revenue Service and to backup withholding tax, currently imposed at a rate of 28%.

However, backup withholding and information reporting will not apply to a US holder that is a corporation or comes within an exempt category, and demonstrates the fact when so required, or furnishes a correct taxpayer identification number and makes any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a US holder’s US Federal income tax liability, provided that the required procedures are followed.

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

No credit will be available against the U.K. tax liability of a person having an interest in ADSs or ordinary shares on dividends received from us for underlying taxes suffered or paid by us on our own income, except in the case of a company owning directly or indirectly not less than 10% of our voting power. As we are a Jersey exempt company, no withholding taxes will be payable on dividends.

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

You may request a copy of our US Securities and Exchange Commission Filing, at no cost, by writing or calling us at Randgold Resources Limited, La Motte Chambers, St. Helier, Jersey, JEI 1BJ, Channel Islands. Attention: D. J. Haddon, Telephone: (011 44) 1534-735-333. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices at La Motte Chambers, St Helier, Jersey, Channel Islands.

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

The Loulo loan was entered into in 2004 with a consortium of financial lenders, namely, Rothschild, SG Corporate and Investment Bank, ABSA Bank and HVB Group, and had as a requirement that some hedging be put in place. The intended effect of the hedging transactions was to lock in a fixed sale price for some of our future gold production, and reduce the adverse impact of a future fall in gold prices.

Somilo’s hedging is administered by our finance department which acts upon the recommendations of a hedging committee within the guidelines of a policy set by our board. The hedging was entered into in terms of a requirement of the Loulo Loan. The Loulo loan was with a consortium of financial lenders: Rothschild, SG Corporate and Investment Bank, ABSA Bank and HVB Group. The Loulo Loan has in early May 2007 been replaced by a Revolving Credit Facility.

The consortium of financial lenders in the Revolving Credit Facility are Rothschild, SG Corporate and Investment Bank, Barclays Bank and Fortis Bank. The Revolving Credit Facility does not require any minimum hedging levels, but all hedging contracts are assigned to the consortium of financial lenders as part of the security package.

All of Somilo’s derivative transactions previously had to be in compliance with the terms and conditions of the Loulo loan agreement. That agreement placed a limit on derivative transactions of 70% of Loulo’s forecast production for a given year. In terms of the Revolving Credit Facility Agreement, derivative transactions in the group are limited to 75% of group production.

Our board agreed as part of the financing arrangements for the development of Loulo that some gold price protection be secured. At December 31, 2006, 298,075 ounces remained, sold forward at an average forward price of $436 per ounce. At December 31, 2005, 365,000 ounces had been sold forward at an average price of $433 per ounce.

These derivatives are accounted for in accordance with International Accounting Standard 39, ‘‘Financial Instruments: Recognition and Measurement’’. Under IAS 39, all these derivatives are recognized on the balance sheet at their fair value.

On the date a derivative contract is entered into, we designate the derivative for accounting purposes as either a hedge of the fair value of a recognized asset or liability or a firm commitment (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). The derivatives held as at December 31, 2006 were all being accounted for as cash flow hedges.

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

Foreign Currency Sensitivity

In the normal course of business, we enter into transactions denominated in foreign currencies, primarily Euro and Communauté Financière Africaine francs. We do not currently hedge our exposure to foreign currency exchange rates. We recognized net foreign exchange losses of $1 million and $2.1 million respectively for the years ended December 31, 2006 and December 31, 2005. Exchange rate movements also affect the US dollar value of costs denominated in other currencies.

We had foreign currency denominated loans of Euro 3.9 million outstanding at 31 December 2006. Had the US dollar been 10% weaker against the Euro at that day, a $0.5 million exchange loss would have resulted. We had foreign currency cash and cash equivalents of Euro 6.9 million and £0.6 million at 31 December 2006. A 10% negative movement of the value of the US dollar against these currencies would have resulted in a $1 million exchange profit at this date.

At December 31, 2005 we had foreign currency denominated loans of Euro 5.8 million outstanding. A 10% reduction in the value of the US dollar against the Euro at that day would have resulted in a $0.7 million exchange loss. We had foreign currency cash and cash equivalents of Euro 4.6 million and £0.6 million at 31 December 2005. A 10% negative movement of the value of the US dollar against these currencies at that date would have resulted in a $0.6 million exchange profit.

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

Details of the derivative financial instruments at December 31, 2006 are:

	Hedging instruments
Maturity Dates	Forward Sales of Gold
	Ounces	$/oz
Loulo (100%)
December 31, 2007	132,583	438
December 31, 2008	80,498	431
December 31, 2009	84,994	437
	298,075	436

And at December 31, 2005:

	Hedging instruments
Maturity Dates	Forward Sales of Gold
	Ounces	$/oz
Loulo (100%)
December 31, 2006	93,498	431
December 31, 2007	116,004	438
December 31, 2008	80,498	431
December 31, 2009	75,000	430
	365,000	433

The forward price of gold is sensitive to fluctuations in the gold spot price, interest rates and the gold lease rate. The following table sets forth a sensitivity analysis of the mark-to-market valuations of our hedges as at December 31, 2006:

Sensitivity to Change in Gold Price at December 31, 2006
Loulo (100%):
Change in $ gold price	$20	$10	$5	$2	($2)	($5)	($10)	($20)
Mark-to-market valuation* ($ millions)	−72.3	−69.9	−68.7	−68.0	−67.0	−66.3	−65.1	−62.6

Sensitivity to Change in Weighted Average $ Interest Rate at December 31, 2006
Loulo (100%):
Change in rate	1%	0.5%	0.2%	(0.2%)	(0.5%)	(1%)
Mark-to-market valuation* ($ millions)	−68.6	−68.0	−67.7	−67.3	−67.0	−66.4

Sensitivity to Change in Gold Lease Rate at December 31, 2006
Loulo (100%):
Change in rate	1%	0.5%	0.2%	(0.2%)	(0.5%)	(1%)
Mark-to-market valuation* ($ millions)	−65.6	−66.5	−67.1	−67.9	−68.5	−69.4
*	The actual mark-to-market valuation at December 31, 2006 was negative $67.5 million.

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

During January 2006, 10,000 ounces previously sold in even amounts over the period January 2006 to June 2006 at $430 per ounce were rolled forward into the period January 2009 to June 2009, with a new forward price of $489 per ounce. In the same month, 6,667 ounces from the January 2006 forward sales, previously priced at $430 per ounce, were rolled forward into May and June 2006 at a price of $437 per ounce.

In February 2006, we moved 20,000 ounces previously sold forward over the period February 2006 to April 2006 at a price of $430 per ounce, into the period June 2006 to December 2006 at a price of $441 per ounce.

In August 2006, 5,999 ounces previously sold forward at $425.91 were rolled out in equal quantities into January 2007 and April 2007 at prices of $431.81 and $434.06, respectively.

In December 2006, we moved 10,580 ounces previously sold forward at $435.33 in equal quantities into February and March 2007 at new forward prices of $437.90 and $438.18, respectively.

During the first quarter of 2007, 10,752 ounces previously sold forward at $444.81, were rolled out to the second and third quarters of 2007, 3,583 ounces at $454.51 into the second quarter and 7,168 ounces at $456.09 into the third quarter.

The Revolving Credit Facility replaced the Loulo Loan in May 2007. As the HVB Group, which previously participated in the Loulo Loan, is not a lender in the Revolving Credit Facility, the 40,248 ounces of the remaining 2007, 2008 and 2009 hedged ounces which pertained to the HVB Group were novated to other counterparties in May 2007. The 11,748 ounces at an average forward price of $436.69 per ounce due for delivery in 2007, were novated and subsequently rolled forward to 2010 at $472 per ounce. The new price is net of any novation charges. The 28,500 ounces at a previous average forward price of $429.95 due for delivery in 2008 and 2009 were novated at $418.58, the lower price being the result of novation charges pertaining to these ounces.

Also in May 2007, 30,000 ounces previously sold forward in 2007 at an average price of $447.29 per ounce, were rolled into 2010 at a new average forward price of $511.28 per ounce.

Details of the derivative financial instruments at May 31, 2007 are:

	Hedging instruments Forward Sales of Gold
Maturity Dates
	Ounces	$/oz
Loulo (100%)
December 31, 2007	43,923	438
December 31, 2008	80,496	429
December 31, 2009	84,996	435
December 31, 2010	41,748	500
	251,163	444

The accounting effects of our hedging activities are as follows:

The total fair value of the above financial instruments as at December 31, 2006 was a loss of $67.5 million (December 31, 2005: loss of $43.1 million).

During the year ended December 31, 2004, we sold 204,194 ounces of gold at an average price of $382 per ounce. At the average spot gold price for the year of approximately $409 per ounce, product sales would have amounted to approximately $83.5 million for the year, an increase of approximately $5.5 million in sales.

During the year ended December 31, 2005, we sold 322,915 ounces of gold at an average price of $469 per ounce. At the average spot gold price for the year of approximately $444 per ounce, product sales would have amounted to approximately $143.4 million for the year, a decrease of approximately $8.1 million in sales.

During the year ended December 31, 2006, we sold 448,242 ounces of gold at an average price of $576 per ounce. At the average spot gold price for the year of approximately $604 per ounce, product sales would have amounted to approximately $270.70 million for the year, an increase of approximately $12.4 million in sales.

Interest Rate Sensitivity

We generally do not undertake any specific actions to cover our exposure to interest rate risk and at December 31, 2006 were not party to any interest rate risk management transactions.

At December 31, 2005 the fair value of our borrowings, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $72.5 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of the three month LIBOR rate is estimated to be $0.4 million.

At December 31, 2006 the fair value of our borrowings, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $50.5 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of the three month LIBOR rate is estimated to be $0.3 million.

As our net earnings exposure with respect of debt instruments was mostly to the one month LIBOR, the hypothetical loss was modeled by calculating the 10% adverse change in one month LIBOR multiplied by the fair value of the respective debt instrument.

Item 12.    Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

There have been no material defaults in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default with respect to any of our indebtedness.

Item 14.    Material Modification to the Rights of Security Holders and Use of Proceeds

Effective on June 11, 2004, we undertook a subdivision of our ordinary shares, which increased our issued share capital from 29,273,685 to 58,547,370 ordinary shares. In connection with this ‘‘share split’’, our ordinary shareholders of record on June 11, 2004 received two additional $0.05 ordinary shares for every one $0.10 ordinary share they held. Following the share split, each shareholder held the same percentage interest in us, however, the trading price of each share was adjusted to reflect the share split. ADS holders were affected the same way as shareholders and the ADS ratio remains one ADS to one ordinary share.

Item 15.    Controls and Procedures

(a)    Disclosure Controls and Procedures:    Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the required time periods.

(b)    Management’s Report on Internal Control over Financial Reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based upon its assessment, our management concluded that, as of December 31, 2006, our internal control over financial reporting is effective based upon those criteria.

PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006.

(c)    See report of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm included under ‘‘Item 18 — Financial Statements’’, on page F-1.

(d)    Changes in Internal Control Over Financial Reporting:    There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.    Reserved

Item 16A.    Audit Committee Financial Expert

Our board has determined that Bernard Asher is an ‘‘audit committee financial expert’’ as defined in Item 16A of Form 20-F. Mr. Asher and each of the other members of the audit committee (being Dr. Voltaire and Dr. Paverd) are independent directors.

Item 16B.    Code of Ethics

Our board has adopted a code of ethics that applies to the Chief Executive Officer, Financial Director and all financial officers. This code of ethics is posted on our website, www.randgoldresources.com.

Item 16C.    Principal Accountant Fees and Services

PricewaterhouseCoopers has served as our independent registered public accounting firm for each of the financial years in the three-year period ended December 31, 2006, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by our Independent Registered Public Accounting Firm to us in 2006 and 2005.

	2006 $	2005 $
	(in millions)
Audit Fees(1)	0.7	0.4
Audit-related Fees(2)	—	0.7
Tax Fees	—	—
All Other Fees	—	—
Total	$0.7	$1.1
(1)	The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include our audit and statutory audits.
(2)	Audit-related fees include fees billed relating to comfort letters and consents; attest services; and assistance with and review of documents filed with the Securities and Exchange Commission.

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

The Audit Committee met 6 times during 2006. At some of these meetings the committee met with the external audit partner and the finance director, to review the audit plans of the external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

During 2006, all Audit-related Fees provided to us by PricewaterhouseCoopers were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

No work was performed by persons other than PricewaterhouseCoopers’ full-time, permanent employees on the PricewaterhouseCoopers’ engagement to audit our financial statements for 2006.

During 2006, the audit committee has overseen work undertaken to ensure compliance with the requirements of Section 404 of the Sarbanes Oxley Act.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.    Purchaser of Equity Securities by the Issuer and Affiliated Purchasers

Neither the issuer nor any affiliate of the issuer purchased any of our shares during 2006.

PART III

Item 17.    Financial Statements

Not Applicable.

Item 18.    Financial Statements

Reference is made to the financial statements, pages F-1 to F-72, and the financial statement schedule, pages S-1 to S-2.

Item 19.    Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.		Exhibit
1	.1*	Memorandum of Association of Randgold Resources Limited, as amended.
1	.2*	Articles of Association of Randgold Resources Limited, as amended.
2.1		Memorandum of Association of Randgold Resources Limited, as amended (see Exhibit 1.1).
2	.2+++	Form of Deposit Agreement, dated as of July 1, 1997, as amended and restated as of June 26, 2002 and further amended and restated as of July, 2002 among Randgold Resources Limited, The Bank of New York, Depositary, and owners and holders from time to time of American Depositary receipts issued thereunder.
2	.3+++	Form of American Depositary Receipt.
2	.4*	Excerpts of relevant provisions of the Companies (Jersey) Law 1991.
2	.5*	Shareholder’s Agreement (English translation), dated June 23, 2000, between the Government of Mali and Morila Limited.
4	.1*	Deed Governing the Relationship Between the Parties Upon Admission between Randgold & Exploration Company Limited and Randgold Resources Limited, dated June 26, 1997 (Relationship Agreement).
4	.2*	License Agreement, dated June 26, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.
4	.3*	Agreement, dated December 21, 1999, between Société des Mines de Morila SA, Randgold Resources Limited and Morila Limited (loan from Randgold Resources Limited to Morila Limited).
4	.4*	Sale of Shares Agreement, dated May 29, 2000, between AngloGold Limited, Randgold Resources Limited and Randgold Resources (Morila) Limited.
4	.5*	Joint Venture Agreement, dated May 29, 2000, between AngloGold Limited and Randgold Resources Limited.
4	.6*	Operator Agreement, dated May 29, 2000, between Société des Mines de Morila SA and AngloGold Services Mali SA.
4	.7*	Cession of Shareholder’s Loan — Memorandum of Agreement, dated July 3, 2000, between Randgold Resources Limited and AngloGold Morila Holdings Limited.

Exhibit No.		Exhibit
4	.8*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated December, 1999.
4	.9*	Deed of Guarantee, dated August 25, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and SYPPS.
4	.10*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated December 9, 1999.
4	.11*	Deed of Guarantee given under the Morila Deferred Terms Agreement, dated March 3, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and Mopps.
4	.12*	Morila Exploitation Permit (English translation).
4	.13*	Transfer of Morila Exploitation Permit from Randgold Resources Limited to Morila SA.
4	.14+	Structured Precious Metals Option and Loan Confirmation, dated August 30, 2002, between Randgold Resources Limited and NM Rothschild & Sons Limited.
4	.15+	Third Contract of Employment between Randgold Resources Limited and Roger Ainsley Ralph Kebble.
4	.16+	Services Agreement between Randgold & Exploration Company Limited and Randgold Resources Limited, dated February 2, 2003.
4	.17++	Shareholder Loan Agreement dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.
4	.18++	Termination Agreement, dated November 9, 2004, between Randgold Resources Limited and Mr. R.A.R.Kebble.
4	.19++	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo S.A.
4	.20++	International Swap Dealers Association Inc. Master Agreement, dated December 21, 2004, between Randgold Resources Limited and Absa Bank Limited.
4	.21++	Amendment to Shareholders’ Loan Agreement, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.
4	.22#	Fifth Contract of Employment, dated January 31, 2005, between Randgold Resources Limited and Dennis Mark Bristow.
4	.23§	Mining Contract Agreement, dated February 15, 2005, between Société des Mine de Loulo S.A and BCM Mali S.A.
4	.24§	Third Contract of Employment, dated April 20, 2006, between Randgold Resources Limited and Roger A. Williams.
4	.25#	International Swap Dealers Association Inc. Master Agreement and Schedule thereto, dated April 23, 2007, between Fortis Bank NV/SA Limited and Randgold Resources Limited.
4	.26#	International Swap Dealers Association Inc. Novation Agreement, dated April 23, 2007, between Randgold Resources Limited, Société Générale and Fortis Bank NV/SA.

Exhibit No.		Exhibit
4	.27#	Revolving Credit Facility Agreement, dated May 1, 2007, among Randgold Resources (Somilo) Limited, Randgold Resources Limited, various Banks and Other Financial Institutions and NM Rothschild & Sons Limited.
4	.28#	Charge Over Shares, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.
4	.29#	Charge Over Shares, dated May 8, 2007, between Mining Investments (Jersey) Limited and NM Rothschild & Sons Limited.
4	.30#	Deed of Guarantee and Indemnity, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.
4	.31#	Deed of Guarantee and Indemnity, dated May 8, 2007, between Société des Mines de Loulo S.A. and NM Rothschild & Sons Limited.
4	.32#	Deed of Assignment, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.
4	.33#	Registered Share Pledge Agreement, dated May 9, 2007, between Randgold Resources (Somilo) Limited and NM Rothschild & Sons Limited. (English Translation)
8	.1#	List of Subsidiaries.
12	.1#	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12	.2#	Certification by Financial Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	.1#	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13	.2#	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14	.1#	Consent of PricewaterhouseCoopers LLP.
14	.2#	Consent of PricewaterhouseCoopers Inc.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-90972), filed on June 21, 2002.
+	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.
++	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.
+++	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-129147), filed on October 20, 2005.
§	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
#	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RANDGOLD RESOURCES LIMITED

By: /s/ D. Mark Bristow
Name: D. Mark Bristow
Title: Chief Executive Officer
Date: June 25, 2007

Exhibit Index

Exhibit No.	Exhibit
4.22	Fifth Contract of Employment, dated January 31, 2005, between Randgold Resources Limited and Dennis Mark Bristow.
4.25	International Swap Dealers Association Inc. Master Agreement and Schedule thereto, dated April 23, 2007, between Fortis Bank NV/SA Limited and Randgold Resources Limited.
4.26	International Swap Dealers Association Inc. Novation Agreement, dated April 23, 2007, between Randgold Resources Limited, Société Générale and Fortis Bank NV/SA.
4.27	Revolving Credit Facility Agreement, dated May 1, 2007, among Randgold Resources (Somilo) Limited, Randgold Resources Limited, various Banks and Other Financial Institutions and NM Rothschild & Sons Limited.
4.28	Charge Over Shares, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.
4.29	Charge Over Shares, dated May 8, 2007, between Mining Investments (Jersey) Limited and NM Rothschild & Sons Limited.
4.30	Deed of Guarantee and Indemnity, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.
4.31	Deed of Guarantee and Indemnity, dated May 8, 2007, between Société des Mines de Loulo S.A. and NM Rothschild & Sons Limited.
4.32	Deed of Assignment, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.
4.33	Registered Share Pledge Agreement, dated May 9, 2007, between Randgold Resources (Somilo) Limited and NM Rothschild & Sons Limited. (English Translation)
8.1	List of Subsidiaries.
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Financial Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of PricewaterhouseCoopers LLP.
14.2	Consent of PricewaterhouseCoopers Inc.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Randgold Resources Limited:

We have completed an integrated audit of Randgold Resources Limited’s December 31, 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its December 31, 2005 and December 31, 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of Randgold Resources Limited and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 6, the Group changed its method of accounting for stripping costs incurred during the production phase of a mine during the year ended December 31, 2006.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 (b), that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
London, United Kingdom
June 25, 2007

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

$000	Notes	2006	2005 (Restated) #		2004 (Restated) #
REVENUE
Gold sales on spot		274,907	151,502		73,330
Loss on hedges		(16,603)	—		—
Total revenue		258,304	151,502		73,330
OTHER INCOME
Interest income		7,384	2,064		1,033
Other income		1,168	1,303		1,502
Profit on sale of Syama	22	—	—		7,070
Total other income		8,552	3,367		9,605
Total income		266,856	154,869		82,935
COSTS AND EXPENSES
Mining and processing costs	24	137,694	67,216	#	45,590	#
Transport and refining costs		711	360		233
Royalties		16,979	10,273		5,304
Exploration and corporate expenditure	25	28,805	24,049		16,850
Other losses/(gains) – net		653	(45)		(2,232)
Exchange losses – net		970	2,074		614
Other expenses		705	801		1,069
Unwind of discount on provisions for environmental rehabilitation		541	254		177
Interest expense		5,825	1,861		1,623
Total costs and expenses		192,883	106,843	#	69,228	#
PROFIT BEFORE INCOME TAX		73,973	48,026	#	13,707	#
Income tax expense	4	(23,097)	(170	)#	—
NET PROFIT		50,876	47,856	#	13,707	#
Attributable to:
Equity shareholders		47,564	45,507	#	13,707	#
Minority shareholders		3,312	2,349		—
		50,876	47,856	#	13,707	#
BASIC EARNINGS PER SHARE ($)	5	0.70	0.74	#	0.23	#
FULLY DILUTED EARNINGS PER SHARE ($)	5	0.69	0.71	#	0.23	#
#	Restated due to change in accounting policy relating to stripping costs. Refer note 6.

The accompanying notes are an integral part of these financial statements.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31,

$000	Notes	2006	2005 (Restated) #
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	9	241,300	202,636
Cost		297,839	236,331
Accumulated depreciation and amortization		(56,539)	(33,695)
Deferred taxation	10	2,993	2,957	#
Long term ore stockpiles	8	41,614	22,176	#
Receivables	7	13,702	—
TOTAL NON-CURRENT ASSETS		299,609	227,769	#
CURRENT ASSETS
Inventories and ore stockpiles	8	34,200	34,210	#
Receivables	7	34,999	47,918
Cash and cash equivalents		143,356	152,452
TOTAL CURRENT ASSETS		212,555	234,580	#
TOTAL ASSETS		512,164	462,349	#
EQUITY AND LIABILITIES
SHARE CAPITAL AND RESERVES
Share capital
Authorized:
80 000 000 ordinary shares of 5 US cents
each, for both years presented
Issued:
68 763 561 ordinary shares (2005: 68 072 864)		3,440	3,404
Share premium		213,653	208,582
Accumulated profit		178,400	130,836	#
Other reserves		(59,430)	(41,000)
Shareholders’ equity		336,063	301,822	#
Minority interest	14	4,707	1,395
TOTAL EQUITY		340,770	303,217	#
COMMITMENTS AND CONTINGENT LIABILITIES	20
NON-CURRENT LIABILITIES
Long-term borrowings	13	25,666	49,538
Loans from minority shareholders in subsidiaries	14	2,773	2,483
Financial liabilities – forward gold sales	15	39,969	34,151
Deferred taxation	10	462	—	#
Provision for environmental rehabilitation	12	8,842	9,480
TOTAL NON-CURRENT LIABILITIES		77,712	95,652	#
CURRENT LIABILITIES
Financial liabilities – forward gold sales	15	27,525	8,939
Accounts payable and accrued liabilities	11	39,461	28,813
Taxation payable		1,878	2,737
Current portion of long term borrowings	13	24,818	22,991
TOTAL CURRENT LIABILITIES		93,682	63,480
TOTAL EQUITY AND LIABILITIES		512,164	462,349	#
#	Restated due to change in accounting policy relating to stripping costs. Refer note 6.

The accompanying notes are an integral part of these financial statements.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31,

Attributable to Equity Shareholders

$000	Number of ordinary shares	Share capital	Share premium	Accumulated profit		Other reserves	Total		Minority interest	Total
BALANCE AT December 31, 2003 (as previously reported)	29,260,385	2,926	200,244	(18,580)		(7,403)	177,187		(8,520)	168,667
Change in accounting policy	—	—	—	(9,798	)#	—	(9,798	)#	—	(9,798	)#
BALANCE AT December 31, 2003 (as restated)	29,260,385	2,926	200,244	(28,378	)#	(7,403)	167,389	#	(8,520)	158,869	#
Net income	—	—	—	13,707	#	—	13,707	#	—	13,707	#
Movement on cash flow hedges
Transfer to income statement	—	—	—	—		(2,232)	(2,232)		—	(2,232)
Fair value movement on financial instruments	—	—	—	—		(6,033)	(6,033)		—	(6,033)
Total recognized income				13,707	#	(8,265)	5,442		—	5,442	#
Share-based payments	—	—	—	—		1,321	1,321		—	1,321
Exercise of employee stock options	702,924	35	2,098	—		—	2,133		—	2,133
Subdivision of shares	29,263,385	—	—	—		—	—		—	—
Capital reduction	—	—	(100,000)	100,000		—	—		—	—
Disposal of Syama	—	—	—	—		—	—		7,566	7,566
BALANCE AT December 31, 2004 (as previously reported)	59,226,694	2,961	102,342	100,213		(14,347)	191,169		(954)	190,215
Change in accounting policy	—	—	—	(14,884	)#	—	(14,884	)#	—	(14,884)
BALANCE AT December 31, 2004 (as restated)	59,226,694	2,961	102,342	85,329	#	(14,347)	176,285	#	(954)	175,331	#
Net income	—	—	—	45,507	#	—	45,507	#	2,349	47,856	#
Movement on cash flow hedges
Transfer to income statement	—	—	—	—		(45)	(45)		—	(45)
Fair value movement on financial instruments						(27,422)	(27,422)		—	(27,422)
Total recognized income/(loss)	—	—	—	45,507	#	(27,467)	18 040	#	2,349	20,389
Share-based payments	—	—	—	—		2,243	2,243		—	2,243
Exercise of employee stock options	617,260	31	1,838	—		—	1,869		—	1,869
Shares vested ~	103,910	6	1,429	—		(1,429)	6		—	6
Capital raising	8,125,000	406	109,281	—		—	109,687		—	109,687
Costs associated with capital raising	—	—	(6,308)	—		—	(6,308)		—	(6,308)
BALANCE AT December 31, 2005 (as previously reported)	68,072,864	3,404	208,582	138,751		(41,000)	309,737		1,395	311,132
Change in accounting policy	—	—	—	(7,915	)#	—	(7,915	)#	—	(7,915	)#
BALANCE AT December 31, 2005 (as restated)	68,072,864	3,404	208,582	130,836	#	(41,000)	301,822	#	1,395	303,217
Net income	—	—	—	47,564		—	47,564		3,312	50,876
Movement on cash flow hedges
Transfer to income statement	—	—	—	—		17,256	17,256		—	17,256
Fair value movement on financial instruments	—	—	—	—		(36,603)	(36,603)		—	(36,603)
Total recognized income/(loss)	—	—	—	47,564		(19,347)	28,217		3,312	31,529

$000	Number of ordinary shares	Share capital	Share premium	Accumulated profit	Other reserves	Total	Minority interest	Total
Share-based payments	—	—	—	—	2,369	2,369	—	2,369
Exercise of employee stock options	633,867	34	3,619	—	—	3,653	—	3,653
Shares vested ~	56,830	2	802	—	(802)	2	—	2
Exercise of options previously expensed under IFRS 2	—	—	650	—	(650)	—	—	—
BALANCE AT DEC 31, 2006	68,763,561	3,440	213,653	178,400	(59,430)	336,063	4,707	340,770

Other reserves include the cumulative charge recognized under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges (refer note 19).

~	Restricted shares were issued to directors as remuneration. Of these shares, 56 830 (2005: 103 910) have vested, while the remainder of the shares, 9 760 (2005: 57 825) are still held by the group as treasury shares. The transfer between ‘‘other reserves’’ and ‘‘share premium’’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2, ‘‘Share-based Payments’’ (‘‘IFRS 2’’).
#	Restated due to change in accounting policy relating to stripping costs. Refer note 6.

The accompanying notes are an integral part of these financial statements.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

$000	Note	2006	2005 (Restated) #	2004 (Restated) #
CASH FLOW FROM OPERATING ACTIVITIES
Profit after tax		50,876	47,856 #	13,707 #
Income tax expense		23,097	170	—
Profit before income tax		73,973	48,026 #	13,707 #
Net interest received		(1,559)	(203)	590
Depreciation and amortization		22,844	11,910	8,738
Other losses/(gains) – net		653	(45)	(1,085)
Effect of roll forward of hedges		4,413	—	—
Unwind of discount on provisions for environmental rehabilitation		541	254	177
Share-based payments		2,369	2,243	1,321
Profit on sale of Syama		—	—	(7,070)
		103,234	62,185 #	16,378 #
Effects of changes in operating working capital items:
• receivables		(9,640)	(12,101)	(9,369)
• inventories and ore stockpiles		(19,428)	(34,569)	(6,400)#
• accounts payable and accrued liabilities		10,648	14,408	4,272
Cash generated from operations before interest and tax		84,814	29,923	4,881
Interest received		7,384	2,064	1,033
Interest paid		(5,825)	(1,861)	(1,623)
Income tax paid		(14,784)	(390)	—
Net cash generated from operating activities		71,589	29,736	4,291
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment*		(62,687)	(73,217)	(68,545)
Repayments from/(financing of) contractors	23	105	(11,276)	(893)
Movement in restricted cash		—	—	3,882
Disposal of Syama – net of cash disposed	22	—	—	8,571
Net cash used by investing activities		(62,582)	(84,493)	(56,985)
CASH FLOW FROM FINANCING ACTIVITIES
Ordinary shares issued		3,653	105,248	2,133
Long term loans repaid		(21,756)	(1,156)	(11,674)
Long term loans received*		—	24,877	35,000
Cash (used by)/generated from financing activities		(18,103)	128,969	25,459
NET (DECREASE)/INCREASE IN CASH AND EQUIVALENTS		(9,096)	74,212	(27,235)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		152,452	78,240	105,475
CASH AND CASH EQUIVALENTS AT END OF YEAR		143,356	152,452	78,240
Cash at bank and in hand		10,948	15,353	9,611
Short term bank deposits		132,408	137,099	68,629
		143,356	152,452	78,240
The effective interest rate on short term bank deposits was 4.82% (2005: 2.77%). These deposits have an average maturity of thirty days.
The principal non-cash transactions include share-based payments (note 16) and the $6.8 million acquisition of the Loulo power plant which was acquired in 2005 under a finance lease agreement (note 13).
#	Restated due to change in accounting policy relating to stripping costs. Refer note 6.

The accompanying notes are an integral part of these financial statements.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Randgold Resources Limited (the ‘‘company’’) and its subsidiaries (the ‘‘group’’) together with its joint ventures carry out gold mining activities and exploration. Currently there are two operating mines in Mali, West Africa: the Morila gold mine, which commenced production in October 2000, and the Loulo mine, which commenced production in November 2005. The group also has a portfolio of exploration projects in West and East Africa. The interests of the group in its operating mines are held through Morila SA (‘‘Morila’’) which owns the Morila mine and Somilo SA (‘‘Somilo’’) which owns the Loulo mine. Randgold Resources holds an effective 40% interest in Morila, following the sale to AngloGold Ashanti Limited on July 3, 2000 of one half of Randgold Resources’ wholly owned subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold Resources and AngloGold Ashanti each appointing one half of the members of the committee. AngloGold Services Mali SA (‘‘Anser’’), a subsidiary of AngloGold Ashanti, is the operator of Morila. Randgold Resources holds an effective 80% interest in Loulo. The remaining 20% interest is held by the Malian government. Randgold Resources is the operator of Loulo. The group has various exploration programs ranging from advanced to early stage in Mali West, around Morila and in Senegal, Tanzania, Burkina Faso, Côte d’Ivoire and Ghana. An updated prefeasibility study and an extensive drilling program has been completed for the Tongon project in Côte d’Ivoire with the final feasibility study planned to commence in 2007.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The group changed its accounting policy on stripping costs in 2006. Refer to note 6.

BASIS OF PREPARATION: The consolidated financial statements of Randgold Resources Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements and balance sheet for the group have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and various financial assets and financial liabilities (including derivative instruments) which are carried at fair value. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. The areas involving a high degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

The following standards and interpretations which have been recently issued or revised have not been adopted early by the group. Their expected impact is discussed below:

•	IFRS 8 Operating Segments (effective for annual periods beginning on or after January 1, 2009)

The objective of this IFRS is to require entities to disclose information to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates. The group will apply IFRS 8 from January 1, 2009, but it is not expected to have any impact on the accounts of the group.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

•	IFRS 7 Financial Instruments Disclosure (effective for annual periods beginning on or after January 1, 2007)

The objective of this IFRS is to require entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position; and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks. The effect of the adoption of the standard is currently being assessed; however a significant impact on disclosures is expected.

•	IFRIC Interpretation 8 Scope of IFRS 2 (effective for annual periods beginning on or after May 1, 2006 )

The interpretation determines whether IFRS 2 applies to transactions in which the entity cannot identify specifically some or all of the goods or services received. The group will apply IFRIC 8 from January 1, 2007, but it is not expected to have any impact on the accounts of the group.

•	IFRIC Interpretation 9 Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1, 2006 )

The interpretation applies to all embedded derivatives under IAS 39 ‘Financial Instruments: Recognition and Measurement’ and clarifies certain aspects of their treatment. The group will apply IFRIC 9 from January 1, 2007, but it is not expected to have any impact on the accounts of the group.

•	IFRIC Interpretation 10 Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006 )

An entity is required to assess goodwill for impairment at every reporting date, to assess investments in equity instruments and in financial assets carried at cost for impairment at every balance sheet date and, if required, to recognize an impairment loss at that date in accordance with IAS 36 and IAS 39. However, at a subsequent reporting or balance sheet date, conditions may have so changed that the impairment loss would have been reduced or avoided had the impairment assessment been made only at that date. This Interpretation provides guidance on whether such impairment losses should ever be reversed. The group will apply IFRIC 10 from January 1, 2007, but it is not expected to have any impact on the accounts of the group.

•	IFRIC Interpretation 11 IFRS 2 Share-based Payment — Group and Treasury Share Transactions (effective for annual periods beginning on or after March 1, 2007 )

This interpretation addresses the classification of a share-based payment transaction (as equity- or cash-settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services. The group will apply IFRIC 11 from January 1, 2008, but it is not expected to have any impact on the accounts of the group.

•	IFRIC Interpretation 12 Service Concession Arrangements (effective for annual periods beginning on or after January 1, 2008 )

This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession arrangements. The group will apply IFRIC 12 from January 1, 2008, but it is not expected to have any impact on the accounts of the group.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following standards are not relevant to the group and had no impact on adoption:

•	IFRIC Interpretation 6 Liabilities arising from participation in a specific market — waste electrical and electrical equipment (effective for annual periods beginning on or after December 1, 2005)

•	IFRIC Interpretation 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective for annual periods beginning on or after March 1, 2006)

The group has adopted the following standards and interpretations which are effective for the first time this year without any significant impact:

•	IAS 19 Amendment — Actuarial gains and losses and disclosures (January 2006)

•	IFRIC Interpretation 4 — Determining whether an arrangement contains a lease (effective January 1, 2006)

•	IFRIC Interpretation 5 — Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective January 1, 2006)

CONSOLIDATION:    The consolidated financial information includes the financial statements of the group, its subsidiaries and the group’s proportionate share in its joint ventures using uniform accounting policies for like transactions and other events in similar circumstances.

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

Inter-group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

JOINT VENTURES:    Joint ventures are those entities in which the group holds a long term interest and which are jointly controlled by the group and one or more venturers under a contractual arrangement. The group’s interest in such jointly controlled entities is accounted for by proportionate consolidation. Under this method the group includes its share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line by line basis with similar items in the group’s financial statements. Inter group accounts and transactions are eliminated on consolidation. The group recognizes the portion of gains or losses on the sale of assets by the group to the joint venture that is attributable to the other venturers. The group does not recognize its share of profits or losses from the joint venture that result from the purchase of assets by the group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

in the net realizable value of current assets or an impairment loss, the loss is recognized immediately. The results of joint ventures are included from the effective dates of acquisition and up to the effective dates of disposal.

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

SEGMENT REPORTING:    A business segment is a group of assets and operations engaged in performing mining or other services that are subject to risks and returns that are different from those of other business segments. A geographic segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. The group has only one business segment, that of gold mining. Segment analysis is based on individual mining operations. Corporate and exploration income and costs not directly related to the mining operations are not allocated to segments.

FOREIGN CURRENCY TRANSLATION:

(a)	Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘‘the functional currency’’). The consolidated financial statements are presented in US dollars, which is the company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Translation differences on equities held at fair value through profit or loss are reported as part of the fair value gain or loss. Translation differences on equities classified as available-for-sale financial assets are included in the fair value reserve in equity.

PROPERTY, PLANT AND EQUIPMENT:

(a)	Undeveloped properties

Undeveloped properties upon which the group has not performed sufficient exploration work to determine whether significant mineralization exists are carried at original acquisition cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights has diminished below cost, an impairment is recorded.

(b)	Development costs and mine plant facilities

Development costs and mine plant facilities are initially recorded at cost. Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost of property, plant and equipment. Subsequently they are measured at cost less accumulated amortization and impairment. Development costs and mine plant facilities relating to existing and new mines are capitalized. Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity, and are capitalized until saleable minerals are extracted from the orebody at which point the costs are depreciated over the life of the mine.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(c)	Non-mining assets

Non-mining assets are shown at cost less accumulated depreciation and impairment.

(d)	Depreciation and amortization

Long-lived assets include mining properties, such as freehold land, metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs. Depreciation and amortization are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated ore tonnes contained in proven and probable reserves, to reduce the cost to estimated residual values. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. Total proven and probable reserves are used in the depreciation calculation. The remaining useful lives for Morila and Loulo are estimated at six and a minimum of eighteen years respectively. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortization charges. Short-lived assets which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of between two to five years but limited to the remaining mine life.

(e)	Mining property valuations

The carrying amount of the property, plant and equipment of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is derived from the group’s weighted average cost of capital. An impairment is recognized in the income statement to the extent that the carrying amount exceeds the assets’ recoverable amount. The revised carrying amounts are amortized in line with group accounting policies. A previously recognized impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognized in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior years. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units) for purposes of assessing impairment. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.

STRIPPING COSTS:    All stripping costs incurred during the production phase of a mine are treated as variable production costs and as a result are included in the cost of inventory produced during the period that the stripping costs are incurred. Refer to note 6.

INVENTORIES:    Include ore stockpiles, gold in process and supplies and spares, and are stated at the lower of cost and net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties. Net realizable value is determined with reference to current market prices. Stockpiles consist of two types of ore, high grade and medium grade ore, which will be processed through the processing plant. In the case of Morila, high grade ore is defined as ore above 4g/t and medium grade is defined as ore above 1.6g/t. For Loulo, high grade ore is defined as ore above 3.7g/t and medium grade is

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

defined as ore above 1.5g/t. Both high and medium grade stockpiles are currently being processed and all ore is expected to be fully processed. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design. Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items.

INTEREST/BORROWING COST:    Is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing cost is expensed as incurred except to the extent that it relates to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalized as part of property, plant and equipment.

FINANCIAL INSTRUMENTS:    These are measured as set out below. Financial instruments carried on the balance sheet include cash and cash equivalents, investments in joint venture, receivables, accounts payable, borrowings and derivative financial instruments.

DERIVATIVES:    Derivatives are initially recognized at fair value plus transaction costs on the date a derivative contract is entered into (trade date) and are subsequently remeasured at their fair value, unless they meet the criteria for the ‘‘normal purchases normal sales’’ exemption. On the date a derivative contract is entered into, the group normally designates the derivative for accounting purposes as either a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a forecast transaction (cash flow hedge) — although certain derivative transactions, while providing effective economic hedges under the group’s risk management policies, do not qualify for hedge accounting. Changes in the fair value of a derivative that is highly effective in offsetting changes in the cash flow of the hedged item, and that is designated and qualifies as a cash flow hedge, are recognized directly in equity. Amounts deferred in equity are included in the income statement in the same periods during which the hedged forecast transaction affects net profit or loss. This applies even if the derivative is rolled forward on maturity and designated as a hedge of a different forecast transaction so that gains/losses relating to the original forecast transaction are recognized in the income statement when that transaction affects net profit or loss. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement. The group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designated as hedges to specific assets and liabilities or to specific forecast transactions. The group formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement. The group does not have any fair value hedges. Derivatives are derecognized when the right to receive or the obligation to pay cash has expired or has been transferred and the group has transferred substantially all risks and rewards of ownership.

RECEIVABLES:    Are recognized initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, receivables are measured at amortized cost, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

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

REHABILITATION COSTS:    The net present value of estimated future rehabilitation costs is provided for in the financial statements and capitalized within mining assets on initial recognition. Rehabilitation will generally occur on closure or after closure of a mine. Initial recognition is at the time of the disturbance occurring and thereafter as and when additional disturbances take place. The estimates are reviewed annually to take into account the effects of inflation and changes in estimates and are discounted using rates that reflect the time value of money. Annual increases in the provision due to the unwinding of the discount are recognized in the income statement as a finance cost. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are capitalized to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is amortized as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred. Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

PROVISIONS:    Are recognized when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

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

DEFERRED TAXATION:    Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

EMPLOYEE BENEFITS:

(a)	Pension obligations

The group has defined contribution plans. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. For defined contribution plans, the group pays contributions to publicly or privately administered provident funds on a mandatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognized as an employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b)	Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(c)	Profit sharing and bonus plans

The group recognizes a liability and an expense for bonuses. The group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(d)	Share-based payments

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

FINANCE LEASES:    Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset. Leases of plant and equipment where the group assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the income statement over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets, or over the lease term if shorter.

OPERATING LEASES:    Determining whether an arrangement is an operating lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

REVENUE RECOGNITION:    The group enters into contracts for the sale of gold. Revenue arising from gold sales under these contracts is recognized when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are met when the gold leaves the mine’s smelt house. As sales from gold contracts are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the group’s best estimate of the contained metal. Subsequent adjustments are recorded in revenue to take into account final assay and weight certificates from the refinery, if different from the initial certificates. The differences between the estimated and actual contained gold have not been significant historically.

EXPLORATION AND EVALUATION COSTS:    The group expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realized, i.e. ‘‘probable’’. While the criteria for concluding that an expenditure should be capitalized is always probable, the information that the directors use to make that determination depends on the level of exploration.

(a)	Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until a final feasibility study has been completed, after which the expenditure is capitalized within development costs if the final feasibility study demonstrates that future economic benefits are probable.

(b)	Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a prefeasibility study, after which the expenditure is capitalized as a mine development cost. A ‘‘prefeasibility study’’ consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The prefeasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the group will obtain future economic benefit from the expenditures.

(c)	Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a prefeasibility study. This economic evaluation is distinguished from a prefeasibility study in that some of the information that would normally be determined in a prefeasibility study is instead obtained from the existing mine or development. This information, when combined with existing knowledge of the mineral property already being mined or developed, allows the directors to conclude that it is more likely than not the group will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are also capitalized. These costs are capitalized within development costs.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DIVIDEND DISTRIBUTION:    Dividend distribution to the group’s shareholders is recognized as a liability in the financial statements in the period in which the dividend is declared by the board of directors.

EARNINGS PER SHARE:    Is computed by dividing net income by the weighted average number of ordinary shares in issue during the year.

FULLY DILUTED EARNINGS PER SHARE:    Is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Some of the accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Future rehabilitation obligations

The net present value of current rehabilitation estimates have been discounted to their present value at 6% per annum (2005: 6%) for Morila, being an estimate of the cost of borrowings. A 6.5% (2005: 5.5%) discount rate was used for Loulo. Expenditure is expected to be incurred at the end of the respective mine lives.

Determination of ore reserves

There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

	$2006	2005
Gold price assumptions
The following gold prices were used in the mineral reserves optimization calculations:
Morila	475	425
Loulo: Open pit	475	390
Loulo: Underground	475	420

Uncertainties relating to transactions with a contractor

As explained in note 23 to the financial statements, there are uncertainties relating to the recoverability of advances to a contractor and also a claim relating to the Loulo development. The financial statements reflect the directors’ best estimate of the amount that will be recovered in respect of the advances. No amounts have been recognized in respect of the rest of the claim against the contractor.

Exploration and evaluation expenditure

The group has to apply judgment in determining whether exploration and evaluation expenditure should be capitalized or expensed, under the policy described in note 2.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Indirect taxes receivable

Given their slow moving nature, the group has had to apply judgment in determining when amounts will be recovered with respect to indirect taxes owing to Morila and Loulo by the Mali Government. The amounts reflected in the financial statements are based on the directors’ best estimate of the timing of the recovery of these amounts.

Depreciation

There are several methods for calculating depreciation, i.e. the straight-line method, the units of production method using ounces produced and the units of production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage.

Derivative valuation

The group uses valuations obtained from banks for the mark-to-market valuation of the hedge book. The banks used the following key inputs in the valuations:

	Dec 31, 2006	Dec 31, 2005
LIBOR rates	5.32-5.33%	4.39-4.84%
Spot gold prices	$635.70	$513.00
Gold lease rates	0.09-0.17%	0.10-0.14%

Share-based payments

Refer to note 16 for the key assumptions used in determining the value of share-based payments.

4.	INCOME AND MINING TAXES

$000	Note	Dec 31, 2006	Dec 31, 2005		Dec 31, 2004
Current taxation		22,671	3,127		—
Deferred taxation	10	426	(2,957	)#	—
		23,097	170	#	—
The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s Malian operations.
Profit before tax		73,973	48,026	#	13,707 #
Tax calculated at tax rate of 35%		25,891	16,809		4,797
Reconciling items
Income taxed at 0%		(3,290)	(370)		(4,172)
Expenses deductible at 0%		8,426	7,495		5,698
Mali tax holiday permanent differences		(9,125)	(22,553)		(6,553)
Other permanent differences		1,195	(1,211)		230
Taxation charge		23,097	170		—
#	Restated due to change in accounting policy relating to stripping costs. Refer note 6.

The group is not subject to income tax in Jersey. Morila SA benefited from a five year tax holiday until November 14, 2005. Somilo SA also benefits from a five year tax holiday in Mali.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The tax holiday commenced on November 8, 2005. The benefit of the tax holiday to the group was to increase its net profit by $9.1 million, $22.6 million and $6.6 million respectively for the years ended December, 31 2006, 2005 and 2004. The Morila and Loulo operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2006 and 2005 respectively, for deduction against future mining income.

5.	EARNINGS AND DIVIDENDS PER SHARE

	FOR THE YEAR ENDED DECEMBER 31, 2006
	Income (numerator) $000	Shares (denominator)	Per share Amount $
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2006		68,072,864	—
Weighted number of shares issued		318,928	—
Income available to shareholders	47,564	68,391,792	0.70
EFFECT OF DILUTIVE SECURITIES
Weighted stock options issues to employees		939,243	—
Fully diluted earnings per share	47,564	69,331,035	0.69

	FOR THE YEAR ENDED DECEMBER 31, 2005
	Income (numerator) $000		Shares (denominator)	Per share Amount $
Shares outstanding January 1, 2005			59,226,694	—
Weighted number of shares issued			2,475,088	—
Income available to shareholders	45,507	#	61,701,782	0.74	#
EFFECT OF DILUTIVE SECURITIES
Weighted stock options issues to employees			2,127,214	—
Fully diluted earnings per share	45,507	#	63,828,996	0.71	#

	FOR THE YEAR ENDED DECEMBER 31, 2004
	Income (numerator) $000		Shares (denominator)		Per share Amount $
Shares outstanding January 1, 2004			58,520,770	*	—
Weighted number of shares issued			349,862		—
Income available to shareholders	13,707	#	58,870,632		0.23	#
EFFECT OF DILUTIVE SECURITIES
Weighted stock options issues to employees			1,125,625		—
Fully diluted earnings per share	13,707	#	59,996,257		0.23	#
Although no dividend was recognized as a distribution to equity shareholders, $6.9 million ($0.10 per share) was declared on February 5, 2007 for distribution on March 8, 2007 (2005: nil). See note 26.
*	Reflects adjustments resulting from the sub-division of shares.
#	Restated due to change in accounting policy relating to stripping costs. Refer note 6.

6.	CHANGES IN ACCOUNTING POLICY

The group changed its accounting policy on stripping costs in the current year. Previously, costs of production stage waste stripping in excess of the expected pit life average stripping ratio were deferred and then charged to production when the actual stripping ratio was below the

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

expected pit life average stripping ratio. Under the revised accounting policy, all stripping costs incurred during the production phase of a mine are treated as variable production costs and as a result are included in the cost of the inventory produced during the period that the stripping costs are incurred.

Under accounting principles generally accepted in the United States (‘‘US GAAP’’), EITF 04-06 ‘Accounting for Stripping Costs Incurred during Production in the Mining Industry’ is effective for reporting periods beginning after December 15, 2005. The consensus does not permit the deferral of any waste stripping costs during the production phase of a mine, but requires instead that they should be treated as variable production costs. The group has decided to adopt the same treatment under IFRS which will ensure that the accounting policies applied under IFRS and US GAAP remain in line.

With regard to the conclusions reached by the EITF, the group believes the revised policy will mean that the financial statements provide reliable and more relevant information about the group’s financial position and its financial performance. In accordance with the requirements of IAS 8 ‘‘Accounting Policies, Changes in Accounting Estimates and Errors’’, the change in the IFRS policy has been applied retrospectively and hence the 2005 and 2004 comparatives have been restated.

$000	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004
The change in the IFRS accounting policy has resulted in the following adjustments to the amounts reported under IFRS:
Decrease in deferred stripping asset	2,115	3,687	14,884
Decrease in ore stockpiles	6,324	8,342	—
Decrease in gold in process	36	51	—
Decrease in deferred taxation liability	740	1,227	—
Increase in deferred taxation asset	2,966	2,938	—
Decrease in opening retained earnings	7,915	14,884	9,798
Increase/(decrease) in net profit	3,146	6,969	(5,086)
Increase/(decrease) in basic earnings per share (cents per share)	5	12	(8)
Increase/(decrease) in fully diluted earnings per share (cents per share)	5	11	(9)

7.	RECEIVABLES

$000	Notes	Dec 31, 2006	Dec 31, 2005
Trade		12,545	11,770
Advances to contractors	7.1	12,064	12,169
Taxation debtor	7.2	20,322	20,623
Prepayments		5,018	4,637
Other		1,935	352
		51,884	49,551
Impairment provision		(3,183)	(1,633)
Total		48,701	47,918
Less : current portion		(34,999)	(47,918)
Long term portion		13,702	—

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.1	Advances to contractors comprise advances made to a contractor at Loulo, MDM Ferroman (Pty) Ltd (in liquidation) (‘‘MDM’’). MDM was the contractor responsible for construction of the Loulo mine until the main construction contract was taken back on December 30, 2005. Significant uncertainties exist relating to the recoverability of these advances. More detail is given in note 23 to the financial statements.

7.2	The taxation debtor relates to indirect taxes owing to the group by the State of Mali.

8.	INVENTORIES AND ORE STOCKPILES

$000	Dec 31, 2006	Dec 31, 2005
Consumable stores	18,739	12,681
Short term portion of ore stockpiles	12,041	19,344 #
Gold in process	3,420	2,185 #
	34,200	34,210 #
Long term portion of ore stockpiles	41,614	22,176 #
	75,814	56,386 #

Ore stockpiles have been split between long and short term based on current life of mine plan estimates.

#	Restated due to change in accounting policy relating to stripping costs. Refer note 6.

9.	PROPERTY, PLANT AND EQUIPMENT

$000	Dec 31, 2006	Dec 31, 2005
Mine properties, mine development costs and mine plant facilities and equipment.
Cost
At the beginning of year	236,331	151,639
Decrease in capitalized rehabilitation costs	(1,179)	—
Additions	62,687	84,692
	297,839	236,331
Accumulated depreciation and amortization
At the beginning of the year	33,695	21,785
Disposals	—	—
Charge for the year	22,844	11,910
	56,539	33,695
NET BOOK VALUE	241,300	202,636

LONG-LIVED ASSETS

Included in property, plant and equipment are long-lived assets which are amortized over the life of the mine and comprise the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was $226.4 million as at December 31, 2006 (2005: $188.7 million).

SHORT-LIVED ASSETS

Included in property, plant and equipment are short-lived assets which are amortized over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was $5.2 million as at December 31, 2006 (2005: $4.2 million).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

UNDEVELOPED PROPERTY

Included in property, plant and equipment are undeveloped property costs of $9.7 million (2005: $9.7 million).

Refer to note 13 for assets collateralized and under finance lease. No borrowing costs were capitalized as part of additions during the year (2005: $3.2 million).

The group’s interest in the Morila joint venture was follows:

$000	Dec 31, 2006	Dec 31, 2005
Non-current assets	81,549	63,178	#
Current assets	35,921	48,156	#
Total assets	117,470	111,334	#
Non-current liabilities	9,279	9,822	#
Current liabilities	9,805	12,821
Total liabilities	19,084	22,643	#
#	Restated due to change in accounting policy relating to stripping costs. Refer note 6.

10.	DEFERRED TAXATION

$000	Note	Dec 31, 2006	Dec 31, 2005
Deferred tax is calculated on temporary differences under the liability method using a tax rate of 35% (2005: 35%).
The movement on deferred taxation is as follows:
At the beginning of the year		(2,957)#	—
Income statement charge/(credit)	4	426	(2,957	)#
At the end of the year		(2,531)	(2,957	)#
Deferred taxation assets and liabilities comprise the following:
Decelerated tax depreciation		462	—
Deferred taxation liability		462	—
Ore stockpiles and gold-in-process		(2,966)	(2,938	)#
Accelerated tax depreciation		(27)	(19)
Deferred taxation asset		(2,993)	(2,957	)#
Net deferred taxation asset		(2,531)	(2,957	)#
#	Restated due to change in accounting policy relating to stripping costs. Refer note 6.

$2.1 million is expected to be recovered after more than 12 months (2005: $0.8 million). Temporary differences which are expected to be realized during the Loulo tax holiday are recognized at 0%.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

$000	Dec 31, 2006	Dec 31, 2005
Trade payables	15,410	16,776
Payroll and other compensation	3,301	2,887
Accruals	20,598	6,169
Other	152	2,981
	39,461	28,813

12.	PROVISION FOR ENVIRONMENTAL REHABILITATION

$000	Dec 31, 2006	Dec 31, 2005
Opening balance	9,480	3,701
Unwinding of discount	541	254
Additional disturbances	—	5,525
Changes in estimates	(1,179)	—
	8,842	9,480

As at December 31, 2006, $4.8 million of the provision relates to Loulo (December 31, 2005: $5.5 million) which is based on estimates provided by environmental consultants in connection with the Loulo feasibility study. The remaining $4 million relates to Morila (December 31, 2005: $3.9 million). The net present value of estimated future rehabilitation costs is calculated using 6% (2005: 6%) per annum for Morila, being an estimate derived from the risk free rate. A 6.5% (2005: 5.5%) discount rate was used for Loulo. Limited environmental rehabilitation regulations currently exist in Mali to govern mines, so the directors have based the provisions for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up to date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the group’s estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its properties. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate. Current Life of Mine plans envisage the expected outflow to occur at the end of the Life of Mine, which is 2013 for Morila and 2024 for Loulo.

13.	BORROWINGS

$000	Note	Dec 31, 2006	Dec 31, 2005
Morila power plant finance lease	13.1	3,828	4,792
Morila oxygen plant finance lease	13.2	718	884
Loulo project finance loan	13.3	40,800	60,010
Loulo CAT finance lease	13.4	5,138	6,843
		50,484	72,529
Less: current portion		(24,818)	(22,991)
		25,666	49,538

All loans are secured and have variable interest rates, except for the Loulo CAT finance lease which has a fixed rate.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.1	Morila power plant finance lease

The Morila power plant finance lease relates to five generators leased from Rolls-Royce for Morila. The lease is repayable over ten years commencing 1 April 2001 and bears interest at a variable rate of interest which as at December 31, 2006 was approximately 21% (2005: 20%) per annum. The lease is collateralized by plant and equipment, the net book value of which at December 31, 2006 amounted to $4.1 million (2005: $4.8 million). Average annual lease payments of $1.5 million are payable in installments over the term of the lease. The group has guaranteed the repayment of this lease.

13.2	Morila oxygen plan finance loan

The Morila oxygen plant finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which as at December 31, 2006 was approximately 3.48% (2005: 3.09%) per annum. The lease is collateralized by the production units, the net book value of which at December 31, 2006 amounted to $0.6 million (2005: $0.8 million).

13.3	Loulo project finance loan

The Loulo project finance loan was arranged by N M Rothschild & Sons Limited and SG Corporate & Investment Banking, who have been joined in the facility by Absa Bank and HVB Group, and is repayable before September 2009 in bi-annual installments of approximately $10.6 million until June 30, 2008 and thereafter bi-annual installments of approximately $3 million. The loan is collateralized over the assets of the Loulo project with a carrying amount of $209.9 million (2005: $161.1 million). Additionally, the group has pledged its interest in Randgold Resources (Somilo) Limited and related assets, and Randgold Resources (Somilo) Limited has pledged its interest in Somilo and related assets to secure Somilo’s obligations under this loan. The loan is guaranteed by Randgold Resources until economic completion of the project has been achieved, which is expected before December 31, 2007. The loan bears interest at LIBOR plus 1.75% pre-completion of the Loulo capital program, or at any time when Randgold Resources continues to be a guarantor of the facility. Post completion until the fourth anniversary of signing facility documentation, the interest rate is LIBOR plus 2.10% and thereafter LIBOR plus 2.25%. The weighted average interest rate for the year amounted to 6.83% (2005: 5.14%). Under the terms of this loan, the group is required to enter into certain gold price forward sales (refer note 19). 298 075 ounces of gold have been sold forward over the financial years 2007 to 2009, at an average forward price of $436 per ounce. The facilities are margin free.

Various debt covenants apply to the loan, including:

—	Limitations on material asset disposals and acquisitions.

—	Restrictions with regards to the repayment of intergroup debt or dividend payments by Somilo.

—	Maintain insurance with reputable insurance companies.

—	Establish a Notional Debt Service Reserve Account with the minimum credit balance on all dates equal to the aggregate principal amount of and interest accruing on the loan and the aggregate amount of premium accruing in connection with the Political Risk Insurance during the six month period commencing on such date.

—	Certain financial ratios need to be adhered to throughout the loan agreement.

The group is in compliance with all these requirements.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.4	Loulo CAT finance lease

The Euro denominated Caterpillar finance facility relates to fifteen 3512B HD generator sets and ancillary equipment purchased from JA Delmas and financed by a loan from Caterpillar Finance for Loulo. The lease is payable quarterly over 42 months commencing on August 1, 2005, and bears interest at a fixed rate of 6.03% (2005: 6.03%) per annum. The group together with Randgold Resources (Somilo) Limited jointly guaranteed the repayment of this lease. The average lease payments of $0.5 million are payable in quarterly installments over the term of the lease.

13.5    Maturities

$000	Dec 31, 2006	Dec 31, 2005
The borrowings mature over the following periods:
Not later than 1 year	24,818	22,991
Later than 1 year and not later than 5 years	25,666	49,304
Later than 5 years	—	234
	50,484	72,529

13.6	Finance lease liabilities — minimum lease payments

$000	Dec 31, 2006	Dec 31, 2005
Balance of leases outstanding	12,405	16,320
Future finance charges on leases	(2,721)	(3,801)
Present value of finance lease liabilities	9,684	12,519

14.	LOANS FROM MINORIY SHAREHOLDERS IN SUBSIDIARIES

$000	Dec 31, 2006	Dec 31, 2005
SOMILO
Government of Mali — principal amount	614	551
Deferred interest	2,159	1,932
Loans	2,773	2,483
Minority interest in accumulated profits	4,707	1,395

The government of Mali loan to Somilo is uncollateralized and bears interest at the base rate of the Central Bank of West African States plus 2%. The accrual of interest ceased in the last quarter of 2005 per mutual agreement between shareholders. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans. In the event of a liquidation of Somilo the shareholder loans and deferred interest are not guaranteed.

15.	FINANCIAL LIABILITIES — FORWARD GOLD SALES

$000	Dec 31, 2006	Dec 31, 2005
Forward gold sales	67,494	43,090
Less: non-current portion	(27,525)	(8,939)
Non-current portion	39,969	34,151

The financial liabilities relate to the Loulo forward gold sales all of which qualify for hedge accounting. These derivative instruments are further detailed in note 19.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.	EMPLOYMENT COSTS

The group contributes to several defined contribution provident funds. The provident funds are funded on the ‘‘money accumulative basis’’ with the contributions of members and the group having been fixed in the constitutions of the funds. All the group’s employees, other than those directly employed by West African subsidiary companies, are entitled to be covered by the abovementioned retirement benefit plans. Retirement benefits for employees employed by West African subsidiary companies are provided by the state social security system to which the group and employees contribute a fixed percentage of payroll costs each month.

Total employee benefit cost was as follows:

$000	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004
Short term benefits	3,235	5,523	2,073
Pension contributions	237	200	200
Share based payments	2,369	2,243	1,321
Total	5,841	7,966	3,594

Share-based payments

The fair value of employee services received as consideration for equity instruments (equity settled) of the group is calculated using the Black-Scholes option pricing model. The key assumptions used in this model for options granted during the year were as follows:

	Note	Dec 31, 2006	Dec 31, 2005
		3 years	3 years
Volatility	16.1	48.96%	52.12%
Risk free interest rate		4.64%	3.72%
Dividend yield		0%	0%
Weighted average share price on grant and valuation date ($)	16.2	22.50	12.78
Weighted average exercise price ($)	16.3	22.50	12.78

16.1	Volatility is based on the three year historical volatility of Randgold Resources Limited’s shares on each grant date.

16.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

16.3	The weighted average exercise price is calculated taking into account the exercise price on each grant date. Please refer below and to note 27 for details provided on share options, including the number and weighted average exercise price of share options outstanding at the beginning and end of each period, options granted, exercised and lapsed during the period.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The table below summarizes the information about the options outstanding:

		OUTSTANDING OPTIONS
Range of Exercise Price ($)	Number of Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price ($)
AT DECEMBER 31, 2006
1.25 - 2.13	89,456	4.08	1.81
2.50 - 3.50	43,302	4.34	3.24
5.00 - 8.25	116,556	0.61	8.25
8.05 - 8.05	974,633	7.59	8.05
12.78 - 16.15	219,000	8.56	13.98
22.50 - 22.50	192,000	9.92	22.50
	1,634,947	7.22	10.09
AT DECEMBER 31, 2005
1.25 - 2.13	128,756	5.11	1.81
2.50 - 3.50	283,402	6.29	3.25
5.00 - 8.25	182,556	1.44	7.82
8.05 - 8.05	1,329,000	8.59	8.05
12.78 - 16.15	240,000	9.59	14.17
22.50 - 22.50	—	—	—
	2,163,714	7.59	7.71

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17.	SEGMENT INFORMATION

The group’s mining and exploration activities are conducted in West and East Africa. An analysis of the group’s business segments, excluding intergroup transactions, is set out below. The group undertakes exploration activities in East and West Africa which are included in the corporate and exploration segment.

	$000	Group’s 40% share of Morila Mine	Somilo	Corporate and Exploration	Total
A)	YEAR ENDED DECEMBER 31, 2006 PROFIT AND LOSS
	Gold sales on spot	125,951	148,956	—	274,907
	Loss on matured hedges	—	(12,190)	—	(12,190)
	Non-cash loss on roll forward of hedges	—	(4,413)	—	(4,413)
	Total revenue	125,951	132,353	—	258,304
	Mining and processing costs excluding depreciation and amortization	(44,264)	(70,586)	—	(114,850)
	Depreciation and amortization	(6,233)	(16,611)	—	(22,844)
	Mining and processing costs	(50,497)	(87,197)	—	(137,694)
	Transport and refining costs	(244)	(467)	—	(711)
	Royalties	(8,802)	(8,177)	—	(16,979)
	Exploration and corporate expenditure	(2,643)	(2,886)	(23,276)	(28,805)
	Other losses – net	—	(653)	—	(653)
	Other income/(expenses), exchanges gains/(losses) – net	169	(3,085)	2,409	(507)
	Unwind of discount on provisions for environmental rehabilitation	(237)	(304)	—	(541)
	Interest expense	(1,258)	(4,567)	—	(5,825)
	Interest income	137	256	6,991	7,384
	Profit before income tax	62,576	25,273	(13,876)	73,973
	Income tax expense	(23,025)	27	(99)	(23,097)
	Net profit	39,551	25,300	(13,975)	50,876
	CAPITAL EXPENDITURE	(1,160)	(60,245)	(103)	(61,508)
	TOTAL ASSETS	117,470	258,557	136,137	512,164
	TOTAL EXTERNAL LIABILITIES	19,084	146,228	3,309	168,621
	DIVIDENDS (PAID)/RECEIVED	(30,400)	—	30,400	—
	NET CASH FLOWS GENERATED BY/(UTILIZED IN) OPERATIONS	33,088	49,473	(10,972)	71,589
	NET CASH FLOWS UTILIZED IN INVESTING ACTIVITIES	(1,348)	(61,131)	(103)	(62,582)
	NET CASH (UTILIZED IN) /GENERATED FROM FINANCING ACTIVITIES	(1,130)	(20,626)	3,653	(18,103)
	NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	30,610	(32,284)	(7,422)	(9,096)

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	$000	Group’s 40% share of Morila Mine	Somilo	Corporate and Exploration	Total
B)	YEAR ENDED DECEMBER 31, 2005 PROFIT AND LOSS
	Total revenue	120,814	30,688	—	151,502
	Mining and processing costs excluding depreciation and amortization	(46,048)#	(9,258)	—	(55,306)#
	Depreciation and amortization	(7,206)	(4,704)	—	(11,910)
	Mining and processing costs	(53,254)#	(13,962)	—	(67,216)#
	Transport and refining costs	(288)	(72)	—	(360)
	Royalties	(8,398)	(1,875)	—	(10,273)
	Exploration and corporate expenditure	(442)	(2,193)	(21,414)	(24,049)
	Other gains – net	—	45	—	45
	Other income/(expenses) exchange gains/(losses) – net	(740)	—	(832)	(1,572)
	Unwind of discount on provisions for environmental rehabilitation	(254)	—	—	(254)
	Interest expense	(1,180)	(681)	—	(1,861)
	Interest income	174	—	1,890	2,064
	Profit before income tax	56,432 #	11,950	(20,356)	48,026 #
	Income tax expense	(170)#	—	—	(170)#
	Net profit	56,262 #	11,950	(20,356)	47,856 #
	CAPITAL EXPENDITURE	(1,742)	(82,950)	—	(84,692)
	TOTAL ASSETS	111,959 #	206,412	143,978	462,349 #
	TOTAL EXTERNAL LIABILITIES	22,456 #	130,280	3,913	156,649 #
	DIVIDENDS (PAID)/RECEIVED	(35,880)	—	35,880	—
	NET CASH FLOWS GENERATED BY/(UTILIZED IN) OPERATIONS	33,712	9,510	(13,486)	29,736
	NET CASH FLOWS UTILIZED IN INVESTING ACTIVITIES	(1,742)	(82,751)	—	(84,493)
	NET CASH (UTILIZED IN)/GENERATED FROM FINANCING ACTIVITIES	(1,156)	24,877	105,248	128,969
	NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	30,814	(48,364)	91,762	74,212

#    Restated due to change in accounting policy relating to stripping costs. Refer note 6.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	$000	Group’s 40% share of Morila Mine	Syama	Loulo	Corporate and Exploration	Total
C)	YEAR ENDED DECEMBER 31, 2004 PROFIT AND LOSS
	Gold sales	73,330	—	—	—	73,330
	Mining and processing costs excluding depreciation and amortization
		(36,852)#	—	—	—	(36,852)#
	Depreciation and amortization	(8,738)	—	—	—	(8,738)
	Mining and processing costs	(45,590)#	—	—	—	(45,590)#
	Transport and refining costs	(233)	—	—	—	(233)
	Royalties	(5,304)	—	—	—	(5,304)
	Exploration and corporate expenditure	(571)	—	—	(16,279)	(16,850)
	Other gains — net	—	—	—	2,232	2,232
	Other income/(expenses) exchange gains/(losses) — net	(1,179)	(658)	—	1,656	(181)
	Unwind of discount on provision for environmental rehabilitation	(177)	—	—	—	(177)
	Interest expense	(1,569)	—	—	(54)	(1,623)
	Interest received	17	—	—	1,016	1,033
	Profit on sale of Syama	—	—	—	7,070	7,070
	Profit before income tax	18,724 #	(658)	—	(4,359)	13,707 #
	Income tax expense	—	—	—	—	—
	Net profit	18,724 #	(658)	—	(4,359)	13,707 #
	CAPITAL EXPENDITURE	(1,766)	—	(68,443)	(120)	(70,329)
	TOTAL ASSETS	89,977 #	—	77,117	86,483	253,577 #
	TOTAL EXTERNAL LIABILITIES	19,227	—	55,015	1,429	75,671
	DIVIDENDS (PAID)/RECEIVED	(2,800)	—	—	2,800	—
	NET CASH FLOWS GENERATED BY/(UTILIZED IN) OPERATIONS	16,270	(658)	—	(11,321)	4,291
	NET CASH FLOWS GENERATED BY/(UTILIZED) INVESTING ACTIVITIES	2,116	—	(67,552)	8,451	(56,985)
	NET CASH (UTILIZED IN) /GENERATED FROM FINANCING ACTIVITIES	(20,805)	—	35,000	11,264	25,459
	NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(2,419)	(658)	(35,552)	8,394	(27,235)

# Restated due to change in accounting policy relating to stripping costs. Refer note 6.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18.	FAIR VALUE AND RISKS OF FINANCIAL INSTRUMENTS

The group’s financial instruments are set out in note 19. In the normal course of its operations, the group is exposed to commodity price, currency, interest, liquidity and credit risk. In managing some of these risks, the group enters into derivative financial instruments. All derivative financial instruments are initially recognized at fair value and subsequently measured at their fair value on the balance sheet.

18.1    Concentration of Credit Risk

The group’s derivative financial instruments and cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable. Gold bullion, the group’s principal product, is produced in Mali. The gold produced is sold to a reputable gold refinery. The group is not exposed to significant credit risk, as cash is received within a few days of the sale taking place. Included in receivables is $18.4 million net of a provision to reflect the time value of money (2005: $20.0 million) relating to indirect taxes owing to Morila and Loulo by the State of Mali, which are denominated in FCFA. Receivables also include advances to a contractor totaling $11.8 million net of a provision to reflect the time value of money (2005: $12.2 million) (see note 23).

18.2    Foreign currency and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro and Communauté Financière Africaine Franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks. Generally, the group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. Gold sales are disclosed in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the group may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices.

18.3    Interest rates and liquidity risk

Fluctuations in interest rates impact on the value of short term cash investments and interest payable on financing activities (including long term loans), giving rise to interest rate risk. In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements. The group generally enters into variable interest bearing borrowings. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. The group has in the past been able to actively source financing through public offerings, shareholder loans and third party loans. A 1% change in interest rates on the group’s net cash (cash and cash equivalents less borrowings) would result in a $0.9 million (2005: $0.6 million) impact on profit before tax. The group holds financial investments with an average maturity of 30 days to ensure adequate liquidity.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the group’s financial instruments outstanding at December 31, 2006 and 2005. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

$000	Note	Dec 31, 2006 Carrying amount	Dec 31, 2006 Fair value	Dec 31, 2005 Carrying amount	Dec 31, 2005 Fair value
Financial assets
Cash and equivalents		143,356	143,356	152,452	152,452
Receivables		43,683	43,683	43,281	43,281
Financial liabilities
Accounts payable		39,461	39,461	28,813	28,813
Current portion of long term borrowings		24,818	24,818	22,991	22,991
Long term borrowings (excluding loans from outside shareholders)		25,666	25,486	49,538	49,538
Liabilities on forward gold sales	15	67,494	67,494	43,090	43,090
Government of Mali loan		2,773	2,280	2,483	1,999

Hedging instruments	Carrying amount $000	Forward sales Ounces	Forward sales $/oz
Details of the group’s on balance sheet forward gold sale contracts as at December 31, 2006 (all treated as cash flow hedges):
Year ended 2007	27,525	132,583	438
Year ended 2008	19,062	80,496	431
Year ended 2009	20,907	84,996	437
Total	67,494	298,075	436

Details of the group’s on balance sheet forward gold sale
contracts as at December 31, 2005
(all treated as cash flow hedges):

Maturity dates
Year ended 2006	8,939	93,498	431
Year ended 2007	12,532	116,004	438
Year ended 2008	10,618	80,498	431
Year ended 2009	11,001	75,000	430
Total	43,090	365,000	433

These financial instruments were taken out as part of the Loulo project financing, but some of the contracts which matured in 2006 have been rolled forward. The ineffective portion of hedging contracts recognized in the income statement was $653,000 loss (2005: $45,000 profit, 2004: nil).

For ounces delivered into hedges the net cash proceeds from the sales will be limited to the forward price per the contract as per the previous tables. However, the revenue recognized in 2007 under IFRS in respect of forecast sales hedged using forward contracts rolled forward will be adjusted to exclude the non-cash profit/(loss) rolled forward. These profits/losses have already been recognized in the income statement, at the original designated delivery date (i.e. in 2006).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The hedge book liability as stated at present will realize as follows:

$000	Dec 31, 2006	Dec 31, 2005
Amounts deferred in equity which will reduce/(increase) revenue in future periods:
2006	—	8,984
2007	23,962	12,532
2008	19,062	10,618
2009	19,458	11,001
	62,482	43,135

$000	Dec 31, 2006	Dec 31, 2005
The non-cash losses on rolled forward contracts for previously designated dates which have already been recognized in the income statement:
2006	—	—
2007	3,078	—
2008	—	—
2009	1,335	—
	4,413	—

$000	Dec 31, 2006	Dec 31, 2005
The ineffective loss/(profit) portion of hedging contracts previously recognized	599	(45)
Total fair value	67,494	43,090

The movements in the hedging reserve are as follows:

$000	Dec 31, 2006	Dec 31, 2005
Opening balance	(43,135)	(15,668)
Movement on cash flow hedges:
Transfer to income statement	17,256	(45)
Fair value movement on financial instruments	(36,603)	(27,422)
Closing balance	(62,482)	(43,135)

Estimation of fair values

Receivables, accounts payable, bank overdrafts and cash and cash equivalents

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments. Long term receivables are discounted using the effective interest rate which approximates a market related rate.

Long term borrowings

The fair value of market-based floating rate long term debt is estimated using the expected future payments discounted at market interest rates.

The fair value for the loans from minority shareholders is based on estimated project cash flows which have been discounted at 6.75% (2005: 6.5%).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Gold price contracts

The fair value of gold price forward sales contracts has been determined by reference to quoted market rates at year end balance sheet dates. See note 3.

20.	COMMITMENTS AND CONTINGENT LIABILITIES

$000	Dec 31, 2006	Dec 31, 2005
Capital expenditure contracted for at balance sheet date but not yet incurred is: Property, plant and equipment	10,450	6,000

The group’s capital commitments relating to the Morila joint venture, included above, amount to $0.1 million (2005: $0.5 million). There are no contingent liabilities for Morila. If the group were to early terminate its mining contract at Loulo, it would have to pay a lump sum compensation depending on the maturity of the contract. If the contract had been cancelled in 2006 then the payment would have been $6.7 million (2005: $8.3 million).

Operating lease commitments

The lease relates to the oxygen plant at Loulo leased from Maligaz. The duration of the contract is 10 years and the contract is renewable for additional periods of five years thereafter. The lease expenditure charged to the income statement during the year is disclosed in note 24.

The future aggregate minimum lease payments* under operating leases are as follows:

$000	Dec 31, 2006	Dec 31, 2005
No later than one year	323	292
Later than one year and no later than five years	1,292	1,168
Later than five years	969	1,168
	2,584	2,628

*   The payments also include payments for non-lease elements in the arrangement.

21.	RELATED PARTY TRANSACTIONS

In terms of the operator agreement between Morila SA and AngloGold Ashanti Services Mali SA, a management fee, calculated as 1% of the total revenue of Morila, is payable to AngloGold Services Mali SA quarterly in arrears. The attributable management fees for the year ended December 31, 2006 amounted to $1.3 million (2005: $1.2 million). Purchasing and consultancy services are also provided by AngloGold Ashanti to the mine on a reimbursable basis. The attributable purchases and consultancy services for the year ended December 31, 2006 amounted to $0.1 million (2005: $0.4 million). There were no balances outstanding at year end.

Key management personnel compensation was as follows:

$000	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004
Short term employee benefits	4,863	3,853	3,594
Share-based payments	1,434	2,053	1,321
Total	6,297	5,906	4,915

This includes compensation for two executive directors, seven non-executive directors and nine executive management personnel.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.	SALE OF SYAMA

On April 5, 2004, Resolute Mining purchased the Group’s 80% interest in the Syama mine. Resolute paid the Group $9.9 million and transaction fees of $1.2 million were incurred. Furthermore, at a gold price of more than $350 per ounce, the group is entitled to receive a royalty of $10 per ounce on the first million ounces of production from Syama and $5 per ounce on the next three million ounces based on the attributable ounces acquired by Resolute Mining. This has not been included in the profit attributable to the sale of Syama and no income has been accrued in the years ended December 31, 2006, 2005 and 2004 as Syama was still on care and maintenance.

The mine officially re-opened on April 1, 2007 with capital currently being spent in order to get the mine operational again.

The assets and liabilities of Syama disposed of were as follows:

$000	Dec 31, 2004
Property, plant and equipment	3,668
Current assets	3,797
Total assets	7,465
Bank overdraft	(1,550)
Other liabilities	(4,351)
Net assets	1,564
Proceeds from sale	(8,634)
Profit on disposal of Syama	(7,070)
Proceeds from sale	8,634
Cash disposed	(63)
Net cash on sale	8,571

23.	SIGNIFICANT UNCERTAINTIES RELATING TO TRANSACTIONS WITH A CONTRACTOR

The directors believe that the group is entitled to recover $59.3 million from MDM Ferroman (Pty) Ltd (‘‘MDM’’) (in liquidation), the contractor which was responsible for construction of the Loulo mine (‘‘the project’’) until the main construction contract was taken back on December 30, 2005. This comprises payments totaling $32 million which have been capitalized as part of the cost of the project, $15.2 million in respect of damages arising from the delayed completion of the project, and advances of $12.1 million (2005: $12.2 million) included in Receivables. Of this latter amount, $7 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets.

As part of the group’s efforts to recoup the monies owed, MDM was put into liquidation on February 1, 2006. This resulted in a South African Companies Act Section 417 investigation into the business and financial activities of MDM, its affiliated companies and their directors. This investigation is ongoing, and the liquidators are not expected to release a statement of MDM’s assets and liabilities until it has been completed.

The directors believe that the group will be able to recover in full the $12.1 million included in Receivables. However, this is dependent on the amounts which can be recovered from the performance bonds, personal guarantees and other assets provided as security. Any shortfall is expected to be recovered from any free residue accruing to the insolvent estate. The aggregate amount which will ultimately be recovered cannot presently be determined. The financial statements do not reflect any additional provision that may be required if the $12.1 million cannot be recovered in full.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Recovery of the other $47.2 million is dependent on the extent to which the group’s claim is accepted by the liquidators and the amount in the free residue. The ultimate outcome of this claim cannot presently be determined, and there is significant uncertainty surrounding the amount that will ultimately be recovered. The financial statements do not reflect any adjustment to the cost of the Loulo development that may arise from this claim, or any additional income that may arise from the claim for damages, or any charge that may arise from MDM’s inability to settle amounts that are determined to be payable by MDM to the group in respect of the Loulo development.

24.	MINING AND PROCESSING COSTS AND OTHER DISCLOSABLE ITEMS

Mining and processing costs comprise:

$000	Dec 31, 2006	Dec 31, 2005		Dec 31, 2004
Mine production costs	115,217	66,612		37,468
Movement in production inventory and ore stockpiles	(13,373)	(18,744	)#	(7,425	)#
Depreciation and amortization	22,844	11,910		8,738
General and administration expenses	13,006	7,438		6,809
	137,694	67,216	#	45,590	#
Operating lease payments	323	292		—
Impairment of receivables	1,550	1,009		—

# Restated due to change in accounting policy relating to stripping costs. Refer note 6.

25.	EXPLORATION AND CORPORATE EXPENDITURE

$000	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004
Exploration and corporate expenditure comprise:	13,959	8,723	7,065
Exploration expenditure	14,846	15,326	9,785
Corporate expenditure	28,805	24,049	16,850

26.	POST BALANCE SHEET EVENTS

On February 5, 2007, the board of directors declared an annual dividend of 10 cents per share which resulted in an aggregate dividend payment of $6.9 million. Such dividend was paid in March 2007.

On May 1, 2007, a new $60 million corporate facility was signed with a consortium of banks. The facility replaces the Loulo project finance loan. It bears interest at rates between LIBOR plus 1.4% and LIBOR plus 1.6%, and is secured by a pledge of Randgold Resources Limited’s shares in its main operating subsidiaries.

During May 2007, the Group also restructured the Loulo hedge position. 41,748 ounces at an average price of $500/ounce have been rolled from 2007 into 2010.

27.	RECONCILIATION TO US GAAP

The Group’s consolidated financial statements included in this annual report have been prepared in accordance with IFRS, which differs in certain significant respects from accounting principles generally accepted in the United States (‘‘U.S GAAP’’). The principal differences between IFRS and U.S GAAP that affect consolidated net income for the years ended December 31, 2006, 2005 and 2004 and total shareholders’ equity as at December 31, 2006 and December 31, 2005 are presented below.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Reconciliation of Net Income

$000	Dec 31, 2006	Dec 31, 2005		Dec 31, 2004
Net profit attributable to equity shareholders as reported under IFRS	47,564	45,507	#	13,707	#
Share-based payment compensation	—	(273	)*	(619	)*
Exploration and evaluation costs	—	(3,179)		(3,916)
Net income under US GAAP	47,564	42,055	#	9,172	#
Other comprehensive income:
Movement in cash flow hedges during the period	(19,347)	(27,467)		(8,265)
Comprehensive income under US GAAP	28,217	14,588	#	907	#
Basic earnings per share under US GAAP ($)	0.70	0.68		0.16
Weighted average number of shares used in the computation of basic earnings per share	68,391,792	61,701,782		58,870,632
Fully diluted earnings per share under US GAAP ($)	0.69	0.66		0.15
Weighted average number of shares used in the computation of fully diluted earnings per share	69,331,035	63,828,996		59,996,257

# Adjusted due to change in accounting policy relating to stripping costs.

* Reflects the adoption of SFAS No. 123R using the modified retrospective application.

Reconciliation of shareholders’ equity

$000	Dec 31, 2006	Dec 31, 2005
Shareholders’ equity as reported under IFRS	336,063	301,822	#
Exploration and evaluation costs	(7,095)	(7,095)
Shareholders’ equity under US GAAP	328,968	294,727	#

# Adjusted due to change in accounting policy relating to stripping costs.

ACCOUNTING CHANGES

As discussed in note 6, on January 1, 2006, the group changed its accounting policy relating to stripping costs under both IFRS and US GAAP. In connection with this change, the group has applied the provisions of Statement of Financial Accounting Standards No. 154, ‘‘Accounting Changes and Error Corrections’’ (‘‘SFAS No. 154’’) under US GAAP, which established new rules on accounting for changes in accounting principles. Changes in accounting principles were previously generally required to be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to do so. The group has therefore adjusted the amounts reported under US GAAP for the years ended December 31, 2005 and 2004 as if the revised principles had always been used. The impact of the change in accounting for stripping costs on the amounts previously reported under US GAAP is as follows:

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

$000	2005	2004
Net income – previously reported	36,419	16,888
Increase/(decrease) in net income as a result of the change in accounting for stripping costs	6,969	(5,086)
Net income – as adjusted	43,388	11,802
Decrease in opening retained earnings as at January 1, 2004		(9,798)
Basic earnings per share under US GAAP ($) – as previously reported	0.59	0.29
Basic earnings per share under US GAAP ($) – as adjusted	0.70	0.20
Fully diluted earnings per share under US GAAP ($) – as previously reported	0.57	0.28
Fully diluted earnings per share under US GAAP ($) – as adjusted	0.68	0.20

On January 1, 2006, the group also adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), ‘‘Share-Based Payments’’ (‘‘SFAS No. 123(R)’’). Prior to that date, the group applied Accounting Principles Board Opinion No. 25, ‘‘Accounting for Stock Issued to Employees’’ (‘‘APB 25’’) together with its related interpretations in accounting for share options granted to employees. In connection with the change relating to share-based payments, the group followed the modified retrospective approach permitted by SFAS No. 123(R). Under this method, the group has adjusted its net income for the years ended December 31, 2005 and 2004 based on the amounts previously recognized under Statement of Financial Accounting Standard No. 123 ‘‘Accounting for Stock-Based Compensation’’ (‘‘SFAS No. 123’’) for purposes of pro forma disclosures, without adjustment. The impact of the change in accounting for share-based payments on the amounts previously reported under US GAAP is as follows:

$000	2005	2004
Net income – previously reported	36,419	16,888
Increase/(decrease) in net income as a result of the change in accounting for stripping costs	(1,333)	(2,630)
Net income – as adjusted	35,086	14,258
Decrease in opening retained earnings as at January 1, 2004		3,561
Basic earnings per share under US GAAP ($) – as previously reported	0.59	0.29
Basic earnings per share under US GAAP ($) – as adjusted	0.57	0.24
Fully diluted earnings per share under US GAAP ($) – as previously reported	0.57	0.28
Fully diluted earnings per share under US GAAP ($) – as adjusted	0.55	0.24

SHARE-BASED PAYMENTS

The Group has an employee share option scheme (‘‘Randgold Resources Share Option Scheme’’ hereafter referred to as the RRSO scheme) under which all employees may be granted options to purchase shares in Randgold Resources Limited’s authorized but unissued common stock. As at December 31, 2006 and December 31, 2005 1,861,345 and 1,869,951 options respectively were available to be granted in terms of the RRSO scheme rules.

The board awarded the CEO restricted stock amounting to 150,000 shares under the terms of the service agreement entered into with Dr DM Bristow. The award entitled the CEO to 50,000 shares at the end of each year of a three year period which commenced on January 1, 2004.

An annual award is granted to each non-executive director as part of their remuneration that amounts to $30,000 to be translated into a number of ‘restricted’ shares. The shares are to vest

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

over a three year period from the date of the award. The first awards were granted on January 1, 2005. Vesting would accelerate on the following conditions:

•	Termination other than resignation or dismissal;

•	Voluntary retirement after the age of 65 with a minimum of three years service as a director;

and

•	Change in control of the group.

Prior to January 1, 2005, there was no requirement to recognize share-based compensation expense under IFRS. The group adopted IFRS 2 on January 1, 2005 and applied IFRS 2 to share options that were granted after November 7, 2002 and had not yet vested at the effective date of January 1, 2005. The change in accounting policy under IFRS was accounted for retrospectively, and the comparative figures for 2004 have been restated. For options granted before November 7, 2002 there is no requirement to recognize compensation expense under IFRS. For U.S GAAP purposes, the Group adopted the provisions of SFAS No. 123R on January 1, 2006, using the modified retrospective application. Accordingly, compensation expense under US GAAP is recognized for all awards granted either by reference to fair value previously calculated for disclosure purposes under SFAS No. 123 for awards granted before December 31, 2005, or based on fair value calculated in accordance with the provisions of SFAS No. 123R for awards granted after January 1, 2006. As of January 1, 2006, all unvested awards are recognized under both SFAS No. 123R and IFRS 2.

Share option activity was as follows (all figures are number of shares, except for average price per share data):

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Available for grant	Number of Shares	Average price per share ($)
BALANCE AT DECEMBER 31, 2003	1,941,626	1,987,396	3.14
Adjustment to balance following increase in share capital	979	—	—
Options exercised during the year	—	(6,000)	—
Options granted during the year	—	—	—
Options lapsed during the year	—	—	—
Balance prior to share split	1,942,605	1,981,396	2.88
Adjustment to balance following increase in share capital	114,260	—	—
Options exercised during the year	—	(702,925)	—
Options granted during the year	(1,316,003)	1,316,003	8.05
Options lapsed during the year	53,500	(53,500)	3.25
BALANCE AT DECEMBER 31, 2004	794,362	2,540,974	5.35
Adjustment to balance following increase in share capital	1,315,589	—	—
Options exercised during the year	—	(617,260)	13.36
Options granted during the year	(249,000)	249,000	13.79
Options lapsed during the year	9,000	(9,000)	12.78
BALANCE AT DECEMBER 31, 2005	1,869,951	2,163,714	—
Adjustment to balance following increase in share capital	96,394	—	—
Options exercised during the year	—	(633,867)	22.15
Options granted during the year	(192,000)	192,000	22.50
Options lapsed during the year	87,000	(87,000)	10.75
BALANCE AT DECEMBER 31, 2006	1,861,345	1,634,847	—

The table in note 16 summarizes the information about the options outstanding.

The table below summarizes the information about the RRSO options that are exercisable as at December 31, 2006 and 2005:

	EXERCISABLE OPTIONS
Range of Exercise Price ($)	Number of Shares	Weighted Average Exercise Price ($)
AT DECEMBER 31, 2006
1.25 - 2.13	89,456	1.81
2.50 - 3.50	43,302	3.24
5.00 - 8.25	116,556	8.25
8.05 - 16.15	154,633	8.05
	403,947	6.21
AT DECEMBER 31, 2005
1.25 - 2.13	128,756	1.81
2.50 - 3.50	283,402	3.25
5.00 - 8.25	182,556	7.82
8.05 - 16.15	—	—
	594,714	4.34

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The fair value of options granted in the years ended December 31, 2006, 2005 and 2004 has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted assumptions:

	2006	2005	2004
Expected life	3 years	3 years	3 years
Volatility	48.96%	52.12%	46.3%
Risk free interest rate	4.64%	3.72%	2.88%
Dividend yield	0%	0%	0%
Weighted average share price on grant and valuation date	$22.50	$12.78	$8.05
Weighted average exercise price	$22.50	$12.78	$8.05

EXPLORATION COSTS

During the years ended December 31, 2005 and 2004, the group has capitalized certain exploration and evaluation expenditure under its IFRS accounting policy because it is considered probable that a future economic benefit will be generated. Under this accounting policy, expenditure of $3.2 million and $3.9 million incurred during the years ended December 31, 2005 and 2004 respectively relating to the underground development study at Loulo have been capitalized. U.S GAAP is more restrictive regarding the capitalization of such costs, since the project involves a different mining method (underground mine as opposed to an open pit) which means that proven and probable reserves need to be established before expenditure can be capitalized. Therefore, since a final feasibility study had not yet been established, this expenditure was expensed as incurred under U.S GAAP.

A final feasibility study for the Loulo underground project was completed in July 2005, and since that date the costs relating to the project have been capitalized under both IFRS and U.S GAAP. This project is currently still in the development phase.

PRESENTATION IN FINANCIAL STATEMENTS

Reclassification of share premium to accumulated losses

Effective June 11, 2004, the group undertook a split of its ordinary shares, which increased its issued share capital from 29,273,685 to 58,547,370 ordinary shares. Under US GAAP, such changes in the capital structure would have been given retroactive effect in the group’s consolidated balance sheets and statements of changes in shareholders’ equity.

During 2004, the group’s Annual General Meeting passed a special resolution, which was also approved by the Court in Jersey, to extinguish accumulated losses by reducing the group’s share premium account by $100 million in order to permit future dividend payments. The extinguishment was recorded under IFRS by reducing share premium and accumulated losses. Under US GAAP, such reclassifications and eliminations are generally not allowed unless all requisite conditions for a quasi-reorganization are satisfied. Accordingly, under US GAAP, the reclassification of share premium to accumulated losses would not be permitted.

Non-operating income/(expense)

Under IFRS, the group has classified interest income, exchange gains, other income and profit on sale of Syama as ‘‘Other Income’’ items. Under US GAAP, such items would be classified as ‘‘Non-Operating Income’’ items.

Minority interest

IFRS requires ‘‘profit or loss attributable to minority interest’’ and ‘‘profit or loss attributable to equity holders of the parent’’ to be presented as allocations of profit or loss, not as items of

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

income or expense to be deducted in arriving at net profit or loss under US GAAP. In addition, minority interest is presented within total equity under IFRS. Under US GAAP, minority interest is presented outside of total equity.

Deferred taxation

Under IFRS, the group has classified all of its deferred tax assets and liabilities as non-current. US GAAP however, requires classification of deferred tax liabilities and assets as current or non-current based on the classification of the related non-tax asset or liability for financial reporting purposes. Therefore, under US GAAP, a portion of the deferred tax asset under IFRS, relating to the short term portion of ore stockpiles and gold in process balances amounting to $3.0 million (2005: $2.9 million), would be classified as a current deferred tax asset. However, since this relates to the joint venture it has not been reflected separately in the condensed Balance Sheet shown below.

Investment in joint venture

Under IFRS the group accounts for its interest in the incorporated Morila SA joint venture using the proportionate consolidation method. Under US GAAP interests in incorporated joint ventures are accounted for under the equity method. Although this presentation under US GAAP would have resulted in a significantly different balance sheet and income statement presentation to that currently presented under IFRS, it has no impact on the income and net asset value of the group, except for any differences between IFRS and US GAAP applicable to the joint venture.

The following is summarized audited financial information related to Morila S.A. prepared in accordance with US GAAP for each of the three years ended December 31, 2006, 2005, and 2004 and as of December 31, 2006 and 2005.

$000	2006	2005		2004
Revenues	314,878	295,909		189,740
Costs and expenses	(156,922)	(163,841	)#	(140,529	)#
Profit before taxation	157,956	132,068	#	49,211	#
Taxation	(57,717)	(267	)#	—
Net income	100,239	131,801	#	49,211	#

$000	2006	2005
Current assets	98,218	127,892	#
Non-current assets	194,304	150,442	#
Current liabilities	(24,513)	(32,052	)#
Non-current liabilities	(22,044)	(24,556	)#
Shareholders’ equity	245,965	221,726	#

# Adjusted due to change in accounting policy relating to stripping costs.

Summary

To provide a better understanding of the differences in accounting standards, the table below presents the consolidated statements of operations, consolidated balance sheets and summarized consolidated cash flow statements as if the results of operations and financial position and cash flows of the Morila SA joint venture had been accounted for under the equity method, and after processing the other differences between IFRS and US GAAP described above.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

A)	CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31,

$000	2006	2005	2004
REVENUES
Total revenue	132,353	30,688	—
COSTS AND EXPENSES
Mining and processing costs (exclusive of depreciation and amortization shown separately below)	(70,586)	(9,258)	—
Depreciation and amortization	(16,611)	(4,704)	—
Transport and refinery costs	(467)	(72)	—
Royalties	(8,177)	(1,875)	—
Exploration and corporate expenditure	(26,162)	(27,109)*	(20,814)*
Other (losses)/gains — net	(653)	45	2,232
	(122,656)	(42,919)	(18,582)
OTHER INCOME (EXPENSE)
Interest income	7,247	1,890	1,016
Interest expense	(4,567)	(681)	(54)
Profit on sale of Syama	—	—	7,070
Other (expense) income, net	(980)	(836)	998
	1,700	373	9,030
PROFIT/(LOSS) BEFORE INCOME TAX, EQUITY INCOME OF JOINT VENTURE AND MINORITY INTEREST	11,397	(11,858)	(9,552)
Income tax expense	(72)	—	—
PROFIT/(LOSS) BEFORE EQUITY INCOME OF JOINT VENTURE AND MINORITY INTEREST	11,325	(11,858)	(9,552)
Equity income of joint venture (includes dividends received of $30.4 million (2005: $35.9 million and 2004: $2.8 million))	39,551	56,262 #	18,724 #
Minority interest	(3,312)	(2,349)	—
NET INCOME	47,564	42,055	9,172

* Reflects the adoption of SFAS No. 123R using the modified retrospective application.

# Restated due to change in accounting policy relating to stripping costs.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

B)	CONSOLIDATED BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31,

$000	2006	2005
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	191,519	146,067
Investment in joint venture	105,701	97,469	#
Deferred taxation	489	—
Long-term ore stockpiles	3,370	2,650
Receivables	8,733	—
TOTAL NON-CURRENT ASSETS	309,812	246,186
CURRENT ASSETS
Inventories and ore stockpiles	18,448	11,516
Receivables including prepayments	16,601	24,018
Cash and cash equivalents	141,585	150,890
Total current assets	176,634	186,424
TOTAL ASSETS	486,446	432,610
EQUITY AND LIABILITIES
SHARE CAPITAL AND RESERVES
Share capital	3,440	3,404
Share premium	327,055	321,984	*
Accumulated profits	57,903	10,339	#*
Other reserves	(59,430)	(41,000)
SHAREHOLDERS’ EQUITY	328,968	294,727
MINORITY INTEREST	4,707	1,395
NON-CURRENT LIABILITIES
Long-term borrowings	22,329	45,081
Loans from minority shareholders in subsidiaries	2,773	2,483
Financial liabilities – forward gold sales	39,969	34,151
Environmental rehabilitation liabilities	4,837	5,524
Deferred taxation	462	—
TOTAL NON-CURRENT LIABILITIES	70,370	87,239
CURRENT LIABILITIES
Financial liabilities – forward gold sales	27,525	8,939
Accounts payable and accrued liabilities	31,162	18,538
Taxation payable	104	—
Current portion of long-term liabilities	23,610	21,772
TOTAL CURRENT LIABILITIES	82,401	49,249
TOTAL EQUITY AND LIABILITIES	486,446	432,610

# Restated due to change in accounting policy relating to stripping costs.

* Reflects the adoption of SFAS No. 123R using the modified retrospective application.

C)    SUMMARIZED CONSOLIDATED CASH FLOW STATEMENTS

For the years ended December 31, $’000	2006	2005	2004
Cash flow generated from/(utilized in) operating activities	69,111	26,838	(14,398)
Cash flow utilized in investing activities	(61,234)	(82,751)	(59,101)
Cash flow (utilized in)/generated from financing activities	(16,973)	130,125	46,264
Net (decrease)/increase in cash equivalents	(9,096)	74,212	(27,235)

RECENT ACCOUNTING PRONOUNCEMENTS

Income Taxes

In June 2006, the Financial Accounting Standards Board (‘‘FASB’’) issued FASB Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109)’ (‘‘FIN 48’’). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, ‘‘Accounting for Income Taxes’’. This interpretation prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This statement is effective for years beginning on or after January 1, 2007. The group is currently evaluating the impact of adoption of FIN 48 on its financial statements.

Fair Value Measurements

In September 2006, the FASB issued FASB Statement No. 157, ‘‘Fair Value Measurements’’ (‘‘FAS 157’’). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. The provisions of FAS 157 are effective for the fiscal year ending December 31, 2008. The group is currently evaluating the impact that the adoption of this statement will have on its financial statements.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Société des Mines de Morila S.A.

We have audited the accompanying balance sheets of Société des Mines de Morila S.A. (the Company) as of December 31, 2006 and 2005, and the related income statements, cash flow statements and statements of changes in shareholders equity for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2005, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards.

As discussed in note 2.5, the Company changed its method of accounting for stripping costs incurred during the production phase of a mine during the 2006 fiscal year.

PricewaterhouseCoopers Inc.
Director: Faan Lombard
Registered Auditor

Johannesburg, South Africa
June 21, 2007

Société des Mines de Morila S.A.
Income Statements
for the years ended December 31,

	Note	2006 $’000	2005 $’000 Restated (note 2.5)	2004 $’000 Restated (note 2.5)
Revenue	13	314,878	295,909	189,740
Operating costs		(156,552)	(158,981)	(133,963)
	14	158,326	136,928	55,777
Other expenditure – net		(370)	(4,860)	(6,566)
– interest received		651	435	92
– finance charges		(3,146)	(3,811)	(4,252)
– other (expenses)/income – net		2,125	(1,484)	(2,406)
Profit before taxation		157,956	132,068	49,211
Taxation	15	(57,717)	(267)	—
Net profit attributable to Equity Shareholders		100,239	131,801	49,211

The accompanying notes are an integral part of the financial statements.

Société des Mines de Morila S.A.
Balance Sheets
at December 31,

	Note	2006 $’000	2005 $’000 Restated (note 2.5)
ASSETS
Non-current assets		202,719	157,945
Mining assets	9	88,427	101,580
Deferred tax asset	8	6,261	7,551
Non-current receivables	11	12,422	—
Long term ore stockpiles	10	95,609	48,814
Current assets		89,803	120,389
Inventories	10	39,380	56,735
Accounts receivable	11	37,560	49,939
Prepaid expenses		8,435	9,811
Cash and cash equivalents		4,428	3,904
Total assets		292,522	278,334
EQUITY AND LIABILITIES
Capital and reserves
Share capital	4	16	16
Distributable reserves		245,949	221,710
Shareholder’s equity		245,965	221,726
Non-current liabilities		22,044	24,556
Shareholder’s loan	5	3,689	3,525
Environmental rehabilitation provision	6	10,012	9,889
Interest bearing borrowings	7	8,343	11,142
Current liabilities		24,513	32,052
Accounts payable	12	17,058	22,160
Taxation payable		4,434	6,844
Short term portion of interest bearing borrowings	7	3,021	3,048
Total shareholders’ equity and liabilities		292,522	278,334

The accompanying notes are an integral part of the financial statements.

Société des Mines de Morila S.A.
Statements of Changes in Shareholders’ Equity
for the years ended December 31,

	Share capital $’000	Retained income $’000	Hedging Reserve $’000	Total $’000
Balance at January 1, 2004 (as previously reported)	16	157,085	(18,508)	138,593
Change in accounting policy (see note 2.5)	—	(19,687)	—	(19,687)
Balance at January 1, 2004	16	137,398	(18,508)	118,906
Net profit for the year	—	49,211		49,211
Movement in cash flow hedges	—	—	18,508	18,508
Dividends declared and paid	—	(7,000)	—	(7,000)
Balance at December 31, 2004	16	179,609	—	179,625
Net profit for the year	—	131,801		131,801
Dividends declared and paid	—	(89,700)		(89,700)
Balance at December 31, 2005	16	221,710	—	221,726
Net profit for the year		100,239		100,239
Dividends declared and paid		(76,000)		(76,000)
Balance at December 31, 2006	16	245,949	—	245,965

The accompanying notes are an integral part of the financial statements.

Société des Mines de Morila S.A.
Cash Flow Statements
for the years ended December 31,

	Note	2006 $’000	2005 $’000 Restated (note 2.5)	2004 $’000 Restated (note 2.5)
Cash flows from operating activities
Cash generated by operating activities before changes in working capital	16.1	177,764	160,006	79,796
Cash utilized by changes in working capital	16.2	(56,224)	(57,636)	(45,043)
Cash generated from operations		121,540	102,370	34,753
Taxation paid	16.3	(36,960)	(974)	—
Interest received		651	435	92
Interest paid – net		(2,982)	(3,021)	(3,543)
Net cash flows generated by operating activities		82,249	98,810	31,302
Cash flows from investing activities
Decrease in restricted cash		—	—	9,705
Additions to mining assets		(2,900)	(4,355)	(4,640)
Net cash flows utilized in investing activities		(2,900)	(4,355)	(5,065)
Cash flows from financing activities
Long term liabilities repaid		(2,826)	(2,891)	(20,748)
Shareholder loan repaid		—	—	(16,331)
Dividends paid		(76,000)	(89,700)	(7,000)
Net cash flows utilized in financing activities		(78,826)	(92,591)	(44,079)
Net increase/(decrease) in cash and equivalents		524	1,864	(7,712)
Cash and equivalents at beginning of year		3,904	2,040	9,752
Cash and equivalents at end of year		4,428	3,904	2,040
Cash at bank and in hand		4,428	3,904	2,040

The principal non-cash transactions are the acquisition of mining assets through finance leases (note 7) and the off-set of income taxes against indirect tax receivables (note 16.3).

The accompanying notes are an integral part of the financial statements.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS

for the year ended December 31, 2006

1.	Nature of operations

Société des Mines de Morila S.A. (the ‘‘Company’’) owns the Morila gold mine in Mali. The Company is owned 80% by Morila Limited and 20% by the Government of Mali. Randgold Resources Limited and AngloGold Ashanti Limited (formerly AngloGold Limited) each own 50% of Morila Limited. The Company is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Company’s principal product, is currently produced and sold in Mali.

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented and are consistent with prior years, except for the change in accounting policy relating to stripping costs. Refer note 2.5.

2.1	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’). The financial statements have been prepared under the historical cost convention, as modified by certain financial assets and financial liabilities (including derivative instruments), which are carried at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The more significant areas requiring the use of management estimates and judgment relate to mineral reserves that are the basis for future cash flow estimates and units-of-production depreciation calculations, environmental rehabilitation obligations, estimates of recoverable gold and other materials in gold in process and stockpiles, and asset impairments.

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

(a)    Measurement and presentation currency

The consolidated financial statements are presented in US dollars, which is the Company’s measurement and presentation currency.

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

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS

2.	Significant accounting policies (continued)

2.4	Property, plant and equipment

a)    Undeveloped properties

Undeveloped properties upon which the Company has not performed sufficient exploration work to determine whether significant mineralization exists, are carried at original cost. Where the directors consider that there is little likelihood of the properties being exploited, or the values of the exploitable rights have diminished below cost, an impairment is recorded.

b)    Development costs and mine plant facilities

Mine development costs and mine plant facilities are initially recorded at cost, whereafter they are measured at cost less accumulated depreciation and impairment. Development costs and mine plant facilities relating to existing and new mines are capitalized. Development costs consist primarily of direct expenditure incurred to evaluate and develop new orebodies, to define mineralization in existing orebodies and to establish or expand productive capacity, and is capitalized until saleable minerals are extracted from the orebody at which point the costs are depreciated over the life of the mine. Ongoing costs to maintain production are expensed as incurred.

c)    Non-mining property, plant and equipment

Other non-mining property, plant and equipment are shown at cost less accumulated depreciation.

d)    Depreciation and amortization

Long-lived assets include mining properties, mine development costs and mine plant facilities. Depreciation and amortization in respect of long-lived assets are charged over the life of the mine based on estimated ore tons contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Short-lived assets, which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of between two to five years, using the straight-line method but limited to the life of mine.

e)    Mining property evaluations

The carrying amounts of the long-lived assets of the Company are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and fair value less cost to sell.

In assessing the value in use, the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is derived from the Company’s credit-adjusted risk-free rate. Revenue for pit optimization assumptions are based on a gold price of $475 (2005: $400) and the extraction of proven and probable reserves as per the approved mine plan. Working costs and sustaining capital expenditure are estimated based on the approved mine plan. An impairment is recognized in the income statement to the extent that the carrying amount exceeds the assets’ recoverable amount. The revised carrying amounts are depreciated in line with accounting policies.

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

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS

2.	Significant accounting policies (continued)

2.5	Stripping costs

The Company changed its accounting policy on stripping costs under IFRS in the current period. Previously, costs of production stage waste stripping in excess of the expected pit life average stripping ratio were deferred and then charged to production when the actual stripping ratio was below the expected pit life average stripping ratio. Under the revised accounting policy , all stripping cost incurred during the production phase of a mine are treated as variable production costs and as a result are included in the cost of the inventory produced during the period that the stripping costs are incurred.

Under accounting principles generally accepted in the United States (‘‘US GAAP’’), EITF 04-06 ‘Accounting for Stripping Costs Incurred during Production in the Mining industry’ is effective for reporting periods beginning after December 15, 2005. The consensus does not permit the deferral of any waste stripping costs during the production phase of a mine, but requires instead that they should be treated as variable production costs. The Company has decided to adopt the same treatment under IFRS to ensure consistent accounting policies are applied under IFRS and US GAAP. With regard to the conclusions reached by the EITF, the directors believe the revised policy will mean that the financial statements provide reliable and more relevant information about the Company’s financial position and its financial performance. In accordance with the requirements of IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, the change in the IFRS policy has been applied retrospectively and hence the 2005 and 2004 comparatives have been restated.

The change in the IFRS accounting policy has resulted in the following adjustments to the amounts reported under IFRS:

$000	December 31, 2006	December 31, 2005	December 31, 2004
Decrease in deferred stripping cost	5,287	9,217	37,210
Decrease/(increase) in ore stockpiles	15,809	20,856	(5,451)
Decrease in gold in process	90	127	2,279
Decrease in deferred taxation liability	1,850	3,067	—
Increase in deferred taxation asset	7,415	7,503	—
Decrease in opening retained earnings	19,630	34,038	19,687

$000	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Increase/(decrease) in net profit	7,709	14,408	(14,351)

2.6	Inventories

Inventories, which include consumable stores, gold in process and ore stockpiled, are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and general mine and administration costs but excluding refining and taxes.

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

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS

2.	Significant accounting policies (continued)

Consumable stores are valued at average cost after appropriate provision for redundant and slow moving items have been made.

2.7	Financial instruments

Financial instruments are measured as indicated below. Financial instruments carried on the balance sheet include cash and cash equivalents, receivables, accounts payable, borrowings and derivative financial instruments.

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

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognized directly in equity. Amounts deferred in equity are included in the income statement in the same periods during which the hedged forecasted transaction affects net profit or loss.

Recognition of derivatives which meet the criteria for the normal purchases, normal sales exemption are deferred until settlement. Under these contracts the Company must physically deliver a specified quantity of gold at a future date at a specified price to the contracted counter party.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific highly probable forecasted transactions. The Company formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item.

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

Receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS

2.	Significant accounting policies (continued)

2.10	Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less at the date of purchase.

2.11	Rehabilitation costs

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

Annual increases in the provision are charged to income and consist of finance costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalized to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is depreciated as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

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

(a)    Post retirement employee benefits

The Company has a defined contribution plan. A defined contribution plan is a plan under which the Company pays fixed contributions. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees.

Retirement benefits for employees of the Company are provided by the Mali Government social security system to which the Company and its employees contribute a fixed percentage of payroll costs each month. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS

2.	Significant accounting policies (continued)

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

2.17	Revenue recognition

Revenue is recognized as follows:

a)	Gold sales — Revenue arising from gold sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

These are met when the gold and silver leaves the mine’s smelthouse.

As gold sales are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the Company’s best estimate of contained metal. Subsequently adjustments are recorded in turnover to take into account final assay and weight certificates from the refinery, if different from the initial certificates. Historically the differences between the estimated and actual contained gold have not been significant.

b)	Interest income — Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity.

2.18	Exploration costs

The Company expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realised, i.e. ‘‘probable’’. In evaluating if expenditures meet this criterion to be capitalised, the directors utilize several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.

a)	Exploration and evaluation expenditure on greenfields sites, being those where the Company does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.

b)	Exploration and evaluation expenditure on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS

2.	Significant accounting policies (continued)

c)	Exploration and evaluation expenditure relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development.

Costs relating to property acquisitions are also capitalized within development costs.

2.19	Taxation

Deferred taxation is provided on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognized to the extent it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and if required, reduced to the extent it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at tax rates, which have been enacted or substantially enacted at the balance sheet date.

Current and deferred tax provisions are recognized in the income statement.

Current taxation is measured on taxable income at the applicable statutory rate enacted or substantially enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous years.

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes provisions and impairments respectively for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these tax audits are different from the amounts that were initially recorded, such differences will impact the income tax expense and income tax provisions in the period in which such determination is made.

The Company recognizes the net future tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the balance sheet date could be impacted.

Additionally, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods.

2.20	Recent accounting pronouncements

a)	The following standards and interpretations which have been recently issued or revised have not been adopted early by the Company. Their expected impact is discussed below:

IFRS 7 Financial Instruments Disclosure (effective for annual periods beginning on or after January 1, 2007)

The objective of this IFRS is to require entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS

2.	Significant accounting policies (continued)

entity’s financial position; and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks. The effect of the adoption of the standard is currently being assessed; however a significant impact on disclosures is expected.

IFRIC Interpretation 8 Scope of IFRS 2 (effective for annual periods beginning on or after May 1, 2006)

The interpretation determines whether IFRS 2 applies to transactions in which the entity cannot identify specifically some or all of the goods or services received. The Company will apply IFRIC 8 from January 1, 2007, but it is not expected to have any impact on the Company’s accounts.

IFRIC Interpretation 9 Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1, 2006)

The interpretation applies to all embedded derivatives under IAS 39 ‘Financial Instruments: Recognition and Measurement’ and clarifies certain aspects of their treatment. The Company will apply IFRIC 9 from January 1, 2007, but it is not expected to have any impact on the Company’s accounts.

IFRIC Interpretation 10 Interim Financial Reporting and Impairment. (effective for annual periods beginning on or after November 1, 2006)

An entity is required to assess goodwill for impairment at every reporting date, to assess investments in equity instruments and in financial assets carried at cost for impairment at every balance sheet date and, if required, to recognize an impairment loss at that date in accordance with IAS 36 and IAS 39. However, at a subsequent reporting or balance sheet date, conditions may have so changed that the impairment loss would have been reduced or avoided had the impairment assessment been made only at that date. This Interpretation provides guidance on whether such impairment losses should ever be reversed. The Company will apply IFRIC 10 from January 1, 2007, but it is not expected to have any impact on the Company’s accounts.

IFRIC Interpretation 11 IFRS 2 Share-based Payment — Group and Treasury Share Transactions. (Effective for annual periods beginning on or after March 1, 2007)

This interpretation addresses the classification of a share-based payment transaction (as equity- or cash-settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services. The Company will apply IFRIC 11 from January 1, 2008, but it is not expected to have any impact on the Company’s accounts.

IFRIC Interpretation 12 Service Concession Arrangements (effective for annual periods beginning on or after January 1, 2008)

This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. The Company will apply IFRIC 12 from January 1, 2008, but it is not expected to have any impact on the Company’s accounts.

b)	The following standards are not relevant to the Company on adoption:

IFRIC Interpretation 6 Liabilities arising from participation in a specific market — waste electrical and electrical equipment (effective for annual periods beginning on or after December 1, 2005)

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS

2.	Significant accounting policies (continued)

IFRIC Interpretation 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective for annual periods beginning on or after March 1, 2006)

c)	The Company has adopted the following standards and interpretations which are effective for the first time this year without any significant impact:

IAS 1a Amendment — Actuarial gains and losses and disclosures (January 2006)

IFRIC Interpretation 4 — Determining whether an arrangement contains a lease (effective January 1, 2006)

IFRIC Interpretation 5 — Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective January 1, 2006)

3.	Critical accounting estimates and judgements

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

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Future rehabilitation obligations

The net present value of current rehabilitation estimates have been discounted to their present value at 6% per annum (2005: 6%), being an estimate of the cost of borrowings. Expenditure is expected to be incurred at the end of the respective mine lives.

Determination of ore reserves

There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

Gold price assumptions

The gold price used in the mineral reserves optimisation calculation is US$475 (2005: US$425).

Exploration and evaluation expenditure

The Company has to apply judgement in determining whether exploration and evaluation expenditure should be capitalised or expensed, under the policy described in note 2.

Indirect taxes receivable

Given their slow moving nature, the group has had to apply judgement in determining when amounts will be recovered with respect to indirect taxes owing by the Mali Government. The amounts reflected in the financial statements are based on the directors’ best estimate of the timing of the recovery of these amounts.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS

3.	Critical accounting estimates and judgements (continued)

Depreciation

There are several methods for calculating depreciation, i.e. the straight-line method, the units of production method using ounces produced and the units of production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage.

4.	Share capital

Share capital consists of the following authorized and issued ordinary par value shares with a nominal value of Communauté Financière Africaine franc (‘‘CFA’’) 10 000 ($16.356) each:

	Number of shares authorized and issued	2006 $’000	2005 $’000
Morila Limited	800	13	13
Government of Mali	200	3	3
	1000	16	16

5.	Shareholder’s loan

	2006 $’000	2005 $’000
Government of Mali	3,689	3,525
	3,689	3,525
Made up of:
Principal	2,622	2,622
Deferred interest	1,067	903
	3,689	3,525

The shareholder loan is denominated in US dollars and interest accrues at a LIBOR dollar rate plus 2% per annum and has no fixed terms of repayment. The weighted average interest rate as at December 31, 2006 on the shareholders’ subordinated loans was 6.2% (December 31, 2005: 5.29%).

Société des Mines de Morila S.A.
Notes to the Financial Statements

6.	Environmental rehabilitation provision

	2006 $’000	2005 $’000
Opening balance	9,889	9,252
Accretion expense	593	637
Change in estimate	(470)	—
	10,012	9,889

The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the risk free pre-tax, cost of borrowing.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company has estimated that the remaining costs for Morila, in current monetary terms, will be $13.2 million (December 31, 2005: $12.2 million), the majority of which will only be expended at the end of the mine life.

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

There are no other potentially responsible parties to consider for cost sharing arrangements.

The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.

7.	Interest Bearing Borrowings

	2006 $’000	2005 $’000
a) Rolls Royce finance lease	9,569	11,980
b) Air Liquide finance lease	1,795	2,210
	11,364	14,190
Less: Current portion of long term liabilities:
a) Rolls Royce finance lease	2,593	2,633
b) Air Liquide finance lease	428	415
	3,021	3,048
	8,343	11,142

Société des Mines de Morila S.A.
Notes to the Financial Statements

7.	Interest Bearing Borrowings (continued)

a)	Rolls Royce finance lease

This lease relates to five generators leased from Rolls Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate which as at December 31, 2006 was approximately 21% (2005: 20%) per annum. The lease is collateralized by plant and equipment whose net book value at December 31, 2006 amounted to $10.3 million (2005: $12.1 million). Average lease payment of $3.8 million are payable in instalments over the term of the lease. Randgold Resources Limited guaranteed the repayment of the lease.

b)	Air Liquide finance lease

The Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which as at December 31, 2006 was approximately 3.09% (2005: 3.09%) per annum. The lease is collateralized by the production units whose net book value at December 31, 2006 amounted to $1.6 million (2005: $1.9 million).

Finance lease liabilities – minimum lease payments:

	2006 $’000	2005 $’000
Not later than 1 year	4,939	5,349
Later than 1 year and not later than 5 years	12,315	16,017
Later than 5 years	—	834
	17,254	22,200
Future finance costs of finance leases	(5,890)	(8,010)
Present value of finance lease liabilities	11,364	14,190
The present value of the finance lease liabilities is as follows:
Not later than 1 year	3,021	3,048
Later than 1 year and not later than 5 years	8,343	10,556
Later than 5 years	—	586
	11,364	14,190

Société des Mines de Morila S.A.
Notes to the Financial Statements

8.	Deferred taxation

Deferred tax is calculated in full on temporary differences under the liability method using a principal tax rate of 35% (2005: 35%).

The movement on deferred taxation is a follows:

	2006 $’000	2005 $’000 (Restated)
At beginning of the year	(7,551)	—
Income statement charge	1,290	(7,551)
At end of year	(6,261)	(7,551)
Deferred taxation assets and liabilities comprise of the following
Decelerated tax depreciation	1,154	—
Deferred taxation liability	1,154	—
Ore stockpiles and gold-in-process	7,415	7,503
Decelerated tax depreciation	—	48
Deferred taxation asset	7,415	7,551
Net deferred taxation asset	6,261	7,551

9.	Mining assets

	2006 $’000	200 5 $’000
Opening carrying amount	101,580	117,754
Additions	2,900	4,358
Revision in estimate of rehabilitation costs	(470)	—
Depreciation	(15,583)	(20,532)
Closing carrying amount	88,427	101,580
Cost	200,975	198,545
Accumulated depreciation	(112,548)	(96,965)
Carrying amount	88,427	101,580

Long-lived assets

Long-lived assets are those assets which are amortized over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was $83 million as at December 31, 2006 (2005: $97.8 million).

Short-lived assets

Short-lived assets are those assets which are amortized over their useful life but limited to the life of the mine and are comprised of motor vehicles and other equipment. The net book value of these assets was $3.6 million as at December 31, 2006 (2005: $3.8 million).

Société des Mines de Morila S.A.
Notes to the Financial Statements

10.	Inventories

	2006 $’000	2005 $’000 (Restated)
Consumables stores	22,365	24,145
Gold in process	2,073	2,154
Short-term portion of ore stockpiles	18,008	32,440
	42,446	58,739
Provision for obsolescence	(3,066)	(2,004)
	39,380	56,735
Long term portion of ore stockpiles	95,609	48,814
	134,989	105,549

Ore stockpiles have been split between long and short-term based on the current life of mine plan estimates.

11.	Accounts receivable

	2006 $’000	2005 $’000
Related party receivables
– AngloGold Ashanti Limited	93	—
– AngloGold Services Mali S.A.	8	—
– Societe d’ Exploitation des Mines d’Or de Sadiola S.A.	1	—
– Societe des Mines de Loulo S.A.	96	—
– AngloGold Mines de Siguiri Guinea	44	—
– Geita Gold Mining	1	—
Gold sales trade receivable	9,993	8,991
Value added tax receivable	26,487	24,763
Fuel duties receivable	14,005	17,206
MDM receivable	2,522	2,522
Other	3,459	2,047
	56,709	55,529
Impairment provision	(6,727)	(5,590)
	49,982	49,939
Less non – current portion	(12,422)	—
Current accounts receivable	37,560	49,939

Société des Mines de Morila S.A.
Notes to the Financial Statements

12.	Accounts payable

	2006 $’000	2005 $’000
Related party payables
– AngloGold Ashanti Limited	543	—
– AngloGold Services Mali S.A.	332	—
– Societe d’Exploitation des Mines d’Or de Sadiola S.A.	149	—
Trade creditors	3,334	4,968
Payroll cost accruals	1,308	679
Indirect taxes payable	1,722	7,818
Accruals	9,670	8,695
	17,058	22,160

13.	Revenue

	2006 $’000	2005 $’000	2004 $’000
Gold sales	313,866	295,196	189,287
Silver sales	1,012	713	453
	314,878	295,909	189,740

14.	Operating profit

	2006 $’000	2005 $’000	2004 $’000
Profit before tax is arrived at after taking into account the following:
Depreciation	15,583	20,532	18,753
Auditor’s remuneration
– audit fees	141	111	108
Impairment on accounts receivable	1,137	4,030	1,560
Forex differences — net	(2,124)	1,483	547
Inventory obsolescence provision	1,062	2,004	—
Exploration Expense	6,606	1,105	1,425
Royalties	18,856	15,529	11,584
Related party management fee (note 21)	3,149	2,605	2,045

Société des Mines de Morila S.A.
Notes to the Financial Statements

15.    Taxation

Major items causing the Company’s actual income tax charge to differ from estimates at the standard charge of 35% of taxable income are as follows:

	2006 $’000	2005 $’000 (Restated)	2004 $’000 (Restated)
Current taxation	56,427	7,818	—
Deferred taxation (note 8)	1,290	(7,551)	—
	57,717	267	—
The tax on the Company’s profit before tax differs from the theoretical amount that would arise using statutory tax rate as follows:
Profit before tax	157,956	132,068	49,211
Tax calculated at tax rate of 35%	55,285	46,224	17,224
Expenses not deductible for tax purposes
– Provisions/allowances	2,708	2,526	—
– Other Permanent Differences	(276)	—	—
Tax holiday permanent differences	—	(48,483)	(17,224)
Taxation charge	57,717	267	—

The Company benefited from a five year tax holiday in Mali which expired on November 14, 2005. The benefit of the tax holiday to the Company was to increase its net income by $38.7 million and $17.2 million, due to not recording a tax expense for the taxable income generated by the Morila mine for the years ended December 31, 2005 and 2004, respectively. Under Malian tax law upon expiration of the tax holiday, the Company’s income tax expense will be based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.

The Morila operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2006, 2005 and 2004 respectively, for deduction against future mining income.

Société des Mines de Morila S.A.
Notes to the Financial Statements

16.    Notes to the cash flow statement

	2006 $’000	2005 $’000 (Restated)	2004 $’000 (Restated)
16.1 Cash generated by operating activities before changes in working capital
Profit after taxation	100,239	131,801	49,211
Adjustments:
– Tax expense	57,717	267	—
– net finance charges	2,495	2,739	4,160
– depreciation	15,583	20,532	18,753
– unrealized movements of financial instruments	—	—	2,865
– TSF gold in process provision	—	—	4,167
– provision for bad debt	1,137	4,030	1,560
– Accretion expense on environmental rehabilitation provision	593	637	443
– other non cash movements	—	—	(1,363)
	177,764	160,006	79,796

	2006 $’000	2005 $’000 (Restated)	2004 $’000 (Restated)
16.2 Cash utilized by changes in working capital
– Increase in accounts receivable	(21,680)	(9,967)	(29,467)
– Increase in inventories	(29,441)	(46,910)	(20,640)
– (Decrease)/increase in accounts payable	(5,103)	(759)	4,887
	(56,224)	(57,636)	(45,220)

	2006 $’000	2005 $’000 (Restated)	2004 $’000 (Restated)
16.3 Taxation paid
– Balance at beginning of year	6,844	—	—
– Charge to income statement	57,717	267	—
– Offsets against indirect tax receivables	(21,877)	—	—
– Movement in deferred taxation	(1,290)	7,551	—
– Balance at end of year	(4,434)	(6,844)	—
– Tax paid	36,960	974	—

17.    Financial risk management

In the normal course of its operations, the Company is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Company may enter into transactions which include mainly gold forward and gold option contracts.

17.1    Concentration of credit risk

The Company’s financial instruments do not represent a concentration of credit risk because the Company sells its gold to and deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed and a provision for bad debts is maintained. Gold bullion, the Company’s principal product, is produced in Mali. The gold produced is sold to a reputable gold

Société des Mines de Morila S.A.
Notes to the Financial Statements

17.    Financial risk management    (continued)

refinery. Because of the international market for gold the Company believes that no concentration of credit risk exists with respect to the selected refinery to which the gold is sold.

Included in accounts receivable is $40.4 million (2005: $41.7 million) relating to indirect taxes owing to the Company by the Government of Mali, which is denominated in Communauté Financière Africaine franc.

17.2    Foreign currency and commodity price risk

In the normal course of business, the Company enters into transactions denominated in USD. In addition, the Company enters into transactions in a number of different currencies (primarily Communauté Financière Africaine franc). As a result, the Company is subject to transaction exposure from fluctuations in foreign currency exchange rates.

	2006 $’000	2005 $’000
Cash and cash equivalents includes balances denominated in
– Communauté Financière Africaine franc (CFA)	788	(2,430)
Accounts receivable includes balances denominated in
– Communauté Financière Africaine franc (CFA)	39,989	40,948
Accounts payable includes balances denominated in
– Communauté Financière Africaine franc (CFA)	(8,046)	(7,477)
– South African Rand (ZAR)	(1,307)	(95)
– Pound Sterling (GBP)	(127)	(3)
– Euro (EUR)	(3,942)	(3,688)
– Australian Dollar (AUD)	(88)	—
– Canadian Dollar (CAD)	(1)	—

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

17.3    Interest rates and liquidity risk

Fluctuation in variable interest rates impact on the value of income receivable from short-term cash investments and interest payment relating to financing activities (including long-term loans), giving rise to interest rate risk.

In the ordinary course of business, the Company receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. The Company has been able to in the past actively source financing through shareholders’ and third party loans.

18.	Fair value of financial instruments

The following table presents the carrying amounts and fair values of the Company’s financial instruments outstanding at December 31, 2006 and 2005. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Société des Mines de Morila S.A.
Notes to the Financial Statements

18.	Fair value of financial instruments (continued)

	December 31, 2006		December 31, 2005
	Carrying amount $’000	Fair value $’000	Carrying amount $’000	Fair value $’000
Financial assets
Cash and equivalents	4,428	4,428	3,904	3,904
Accounts receivable	49,982	49,982	49,939	49,939
Financial liabilities
Accounts payable	17,058	17,058	22,160	22,160
Long-term liabilities (excluding loans from shareholders)	8,343	8,343	11,142	11,142
Short term portion of long term liabilities	3,021	3,021	3,048	3,048

Estimation of fair values

Receivables, restricted cash, accounts payable and cash and equivalents

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Long term debt

The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.

Gold price contracts

The fair value of gold price forward and option contracts has been determined by reference to quoted market rates at year-end balance sheet dates.

19.	Post retirement employees benefits

Retirement benefits for employees of the Company are provided by the Mali Government social security system to which the Company and its employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended December 31, 2006, 2005 and 2004 amounted to $2.6 million, $2.5 million and $2.7 million respectively.

20.    Commitments

Capital expenditure for mining assets

	2006 $’000	2005 $’000
Contracts for capital expenditure	—	—
Authorized but not contracted for	141	1,280
	141	1,280

Société des Mines de Morila S.A.
Notes to the Financial Statements

20.    Commitments    (continued)

Somadex mining contractor expenditure

	2006 $’000	2005 $’000
Not later than 1 year	29,050	25,052
Later than 1 year and not later than 5 years	30,014	59,064
Later than 5 years	—	—
	59,064	84,116

21.	Related party transactions

In terms of the Operator Agreement between Morila SA and AngloGold Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Service Mali SA quarterly in arrears. The management fees for the year ended December 31, 2006 amounted to $3.2 million (2005: $2.9 million) (2004: $2.0 million).

Royalties are payable to the Government of Mali in the form of Ad Valorem taxes and CPS at a total rate of 6% of total sales. The royalties for the year ended December 31, 2006 amounted to $18.9 million (2005: $17.8 million) (2004: $11.4 million). Refer to the Value added tax receivable and Fuel duty receivable in note 11 to the financial statements for the balances owed by the Government of Mali to the Company.

Notes 11 and 12 to the financial statements set out the other balances receivable and payable relating to fellow subsidiaries.

Transaction between fellow subsidiaries can be set out as follows:

	2006 $’000	2005 $’000
Sales/services to related parties
– AngloGold Ashanti Limited	92	645
– AngloGold Services Mali S.A.	63	380
– Societe d’ Exploitation des Mines d’Or de Sadiola S.A.	(2)	24
– YATELA SA	5	2
– Societe des Mines de Loulo S.A.	111	126
– AngloGold Mines de Siguiri Guinea	66	88
– Geita Gold Mining	1	—
Purchases from related parties
– AngloGold Ashanti Limited	(2,884)	(5,383)
– AngloGold Services Mali S.A.	(4,843)	(5,245)
– Societe d’Exploitation des Mines d’Or de Sadiola S.A.	(285)	(444)
– YATELA SA	(2)	(4)
– Randgold Resources Limited	(102)	(7)

Key management remuneration:

	2006 $’000	2005 $’000	2004 $’000
Short-term employee benefits	1,090	866	749
Post-employment benefits	36	32	—
	1,126	898	749

Société des Mines de Morila S.A.
Notes to the Financial Statements

22.	Differences between IFRS and US GAAP

The Company’s financial statements have been prepared in accordance with IFRS, which differs in certain respects from US GAAP. However, for the periods presented, there are no material measurement differences which would impact the Company’s balance sheet, net income or shareholders’ equity under U.S GAAP, when compared to the amounts reported under IFRS.

Change in accounting policy

As discussed in note 2.5, on January 1, 2005, the Company adopted Emerging Issues Task Force Issue No. 04-06, Accounting for Stripping Costs Incurred during Production in the Mining Industry (‘‘EITF 04-06’’). EITF 04-06 addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in operating costs in the same period as the revenue from the sale of inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period.

Previously, deferred stripping costs were charged to operating costs as gold was produced and sold using the units of production method based on estimated recoverable quantities of proven and probable gold, using a stripping ratio calculated as the ratio of total tons to be moved to total proven and probable ore reserves, which resulted in the recognition of the costs of waste removal activities over the life of the mine as gold was produced. The application of the deferred stripping accounting method previously generally resulted in the recognition of an asset (deferred stripping costs).

In connection with the changes relating to stripping costs incurred during the production phase of a mine, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections (‘‘SFAS No. 154’’), which established new standards on accounting for changes in accounting principles. Changes in accounting principles were previously generally required to be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to do so. The Company has therefore adjusted its net income and shareholders’ equity previously reported under US GAAP as if the revised principles had always been used, which is consistent with the disclosures under IFRS set forth in note 2.5.

Recent accounting pronouncements

The June 2006, the Financial Accounting Standards Board (‘‘FASB’’) issued FASB Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109)’ (‘‘FIN 48’’). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financials statements recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This statement is effective for years beginning on or after 1 January 2007. The Company is currently evaluating the impact of adoption of FIN 48 on its financial statements.

Report of Independent Registered Public Accounting Firm on
Financial Statement Schedule

To the Board of Directors of Randgold Resources Limited:

Our audits of the consolidated financial statements, of management’s assessment of the effectiveness of internal control over financial reporting and of the effectiveness of internal control over financial reporting referred to in our report dated June 25, 2007, appearing elsewhere in this Annual Report on Form 20-F, also included an audit of the financial statement schedule listed in Item 18 of this Annual Report on Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London, United Kingdom
June 25, 2007

S-1

Schedule 1 — Valuation and Qualifying Accounts

	Balance at beginning of period	Charged to costs and expenses	Foreign currency translation adjustment	Deduction	Balance at end of period
Year ended June 30, 2006
Receivables — Valuation allowance	1.6	1.6	—	—	3.2
Year ended June 30, 2005
Receivables — Valuation allowance	0.6	1.0	—	—	1.6
Year ended June 30, 2004
Receivables — Valuation allowance	—	0.6	—	—	0.6

S-2