Form 20-F
period 2007-12-31
RANDGOLD RESOURCES LTD
filed 2008-06-24
CIK 1175580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

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

La Motte Chambers, La Motte Street, St. Helier, Jersey JE1 1BJ, Channel Islands

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value US $0.05 per Share*	Nasdaq Global Select Market
American Depositary Shares each represented by one Ordinary Share

*	Not for trading, but only in connection with the listing of American Depositary Shares on the Nasdaq Global Select Market pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2007, the Registrant had outstanding 76,148,034 ordinary shares, par value $0.05 per share.

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

Large accelerated filer                   Accelerated filer                       Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued Other by the International Accounting Standards Board

If ‘‘Other’’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.                                                                                                                            Item 17       Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                                                                                                                                                                         Yes       No

i

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

Moz:	Million troy ounces.

Mt:	Million metric tonnes.

Open pit:	Mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

Orebody:	A continuous, well-defined mass of material containing sufficient minerals of economic value to make extraction economically feasible.

Orogenic:	Of or related to mountain building, such as when a belt of the Earth’s crust is compressed by lateral forces to form a chain of mountains.

Ounce:	One troy ounce, which equals 31.1035 grams.

Oxide Ore:	Soft, weathered rock that is oxidized.

Payshoot:	A defined zone of economically viable mineralization.

Portal:	An entrance to a tunnel or mine.

Probable reserves:	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Prospect:	An area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

Prospecting license or permits:	An area for which permission to explore has been granted.

PL:	Prospecting License.

PLR:	Prospecting License (reconnaissance).

Proven reserves:	Reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Pyrite:	A brassy-colored mineral of iron sulfide (compound of iron and sulfur).

Quartz:	A mineral compound of silicon and oxygen.

Quartzite:	Metamorphic rock with interlocking quartz grains displaying a mosaic texture.

Refining:	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

Regolith:	Weathered products of fresh rock, such as soil, alluvium, colluvium, sands, and hardened oxidized materials.

Rehabilitation:	The process of restoring mined land to a condition approximating its original state.

v

Reserve:	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation (RC) drilling:	A drilling method.

Rotary Air Blast (RAB) drilling:	A drilling method.

Sampling:	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content).

Sedimentary:	Pertaining to or containing sediment. Used in reference to rocks which are derived from weathering and are deposited by natural agents, such as air, water and ice.

Shear zone:	An elongated area of structural deformation.

Silica:	A naturally occurring dioxide of silicon.

Sinistral:	Of, pertaining to, or on the left side.

Stockpile:	A store of unprocessed ore.

Stripping:	The process of removing overburden to expose ore.

Stripping ratio:	Ratio of waste material to ore material in an open pit mine.

Sulfide:	A mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite or iron sulfide. Also a zone in which sulfide minerals occur.

Tailings:	Finely ground rock from which valuable minerals have been extracted by milling.

Tonalite:	A type of igneous rock.

Tonnage:	Quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Tonne:	One tonne is equal to 1,000 kilograms (also known as a ‘‘metric’’ ton).

Total cash costs:	Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties.

Trend:	The arrangement of a group of ore deposits or a geological feature or zone of similar grade occurring in a linear pattern.

Waste:	Rock mined with an insufficient gold content to justify processing.

Weathered:	Rock broken down by erosion.

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

We are incorporated under the laws of Jersey, Channel Islands with the majority of our operations located in West Africa. Our books of account are maintained in US dollars and our annual and interim financial statements are prepared on a historical cost basis in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. IFRS differs in significant respects from generally accepted accounting principles in the United States, or US GAAP. This Annual Report includes our audited consolidated financial statements prepared in accordance with IFRS. We have also included in this Annual Report the audited financial information for the years ended December 31, 2007, 2006 and 2005 of Société des Mines de Morila SA, or Morila SA. The financial information included in this Annual Report has been prepared in accordance with IFRS and, except where otherwise indicated, is presented in US dollars. For a definition of cash costs, please see ‘‘Item 3. Key Information — A. Selected Financial Data’’.

Unless the context otherwise requires, ‘‘us’’, ‘‘we’’, ‘‘our’’, or words of similar import, refer to Randgold Resources Limited and its subsidiaries and affiliated companies.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A.	SELECTED FINANCIAL DATA

The following selected historical consolidated financial data have been derived from, and should be read in conjunction with, the more detailed information and financial statements, including our audited consolidated financial statements for the years ended December 31, 2007, 2006, and 2005 and as at December 31, 2007 and 2006, which appear elsewhere in this Annual Report. The historical consolidated financial data as at December 31, 2005, 2004 and 2003, and for the years ended December 31, 2004 and 2003 have been derived from our audited consolidated financial statements not included in this Annual Report, as adjusted for the accounting changes relating to stripping costs under IFRS.

The financial data have been prepared in accordance with IFRS, unless otherwise noted.

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
STATEMENT OF OPERATIONS DATA:
Amounts in accordance with IFRS
Revenues	$282,805	258,304	$151,502	$73,330	$109,573
Profit from operations#	63,539	71,616	49,437	7,227	43,474
Net profit attributable to equity shareholders	42,041	47,564	45,507	13,707	42,578
Basic earnings per share ($)	0.60	0.70	0.74	0.23	0.74
Fully diluted earnings per share ($)	0.60	0.69	0.71	0.23	0.74
Weighted average number of shares used in computation of basic earnings per share (2)	69,588,983	68,391,792	61,701,782	58,870,632	57,441,360	*
Weighted average number of shares used in computation of fully diluted earnings per share (2)	70,271,915	69,331,035	63,828,996	59,996,257	57,603,364	*
Other data
Total cash costs ($ per ounce) (1)	356	296	201	208	111
#	Profit from operations is calculated as profit before income tax under IFRS, excluding finance income, finance costs and profit on sale of Syama.
*	Reflects adjustments resulting from the sub-division of shares.

	At December 31, 2007	At December 31, 2006	At December 31, 2005	At December 31, 2004	At December 31, 2003
BALANCE SHEET AMOUNTS IN ACCORDANCE WITH IFRS
Total assets	$780,719	512,164	$462,349	$253,577	$214,736
Long-term loans	2,773	25,666	49,538	40,718	6,832
Share capital	3,809	3,440	3,404	2,961	2,926
Share premium	450,814	213,653	208,582	102,342	200,244
Accumulated profit/(loss)	213,567	178,400	130,836	85,329	(28,378
Other reserves	(69,391)	(59,430)	(41,000)	(14,347)	(7,403)
Shareholders’ equity	598,799	336,063	301,822	176,285	167,389

1.    Total cash cost and total cash cost per ounce are non-GAAP measures. We have calculated total cash costs and total cash costs per ounce using guidance issued by the Gold Institute. The Gold Institute was a non profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant, and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping. Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. We have calculated total cash costs and total cash costs per ounce on a consistent basis for all periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortization would be included in a measure of total costs of producing gold under IFRS , but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies. Within this Annual Report our discussion and analysis is focused on the ‘‘total cash cost’’ measure as defined by the Gold Institute.

The following table lists the costs of producing gold, determined in accordance with IFRS, and reconciles this GAAP measure to total cash costs as defined by the Gold Institute’s guidance, as a non-GAAP measure, for each of the periods set forth below:

Costs	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Mine production costs	$136,312	$115,217	$66,612	$37,468	$26,195
Depreciation and amortization	20,987	22,844	11,910	8,738	10,269
Other mining and processing costs	13,638	13,006	7,438	6,809	6,108
Transport and refinery costs	1,595	711	360	233	408
Royalties	18,307	16,979	10,273	5,304	7,648
Movement in production inventory and ore stockpiles	(11,534)	(13,373)	(18,744)	(7,425)	(5,115)
Total cost of producing gold determined in accordance with IFRS	179,305	155,384	77,849	51,127	45,513
Less: Non-cash costs included in total cost of producing gold:
Depreciation and amortization	(20,987)	(22,844)	(11,910)	(8,738)	(10,269)
Total cash costs using the Gold Institute’s guidance	158,318	132,540	65,939	42,389	35,244
Ounces produced *	444,573	448,242	328,428	204,194	317,596
Total production cost per ounce under IFRS	403	347	237	250	143
Total cash cost per ounce	356	296	201	208	111
*	40% share of Morila and 100% share of Loulo.

2.    Effective June 11, 2004, we undertook a split of our ordinary shares, which increased our issued share capital from 29,273,685 to 58,547,370 ordinary shares. In connection with this share split our ordinary shareholders of record on June 11, 2004 received two ordinary shares, par value $0.05 per share, for every one ordinary share, par value $0.10 per share, they held. See ‘‘Item 4. Information on the Company — A. History and Development of the Company’’.

B.    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.    RISK FACTORS

In addition to the other information included in this Annual Report, you should carefully consider the following factors, which individually or in combination could have a material adverse effect on our business, financial condition and results of operations. There may be additional risks and uncertainties not presently known to us, or that we currently see as immaterial, which may also harm our business. If any of the risks or uncertainties described below or any such additional risks and uncertainties actually occur, our business, results of operations and financial condition could be materially and adversely affected. In this case, the trading price of our ordinary shares and American Depositary Shares could decline and you might lose all or part of your investment.

Risks Relating to Our Operations

The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold which in the past has fluctuated widely.

Substantially all of our revenues and cash flows have come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors, over which we have no control, including:

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

	Price Per Ounce ($)
Year	High	Low	Average
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	444
2006	725	525	604
2007	841	608	695
2008 (through April)	1011	846	922

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

If gold prices should fall below and remain below our cost of production for any sustained period we may experience losses, and if gold prices should fall below our cash costs of production we may be forced to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover from any losses we may incur during that period and on our ability to maintain adequate reserves. Our total cash cost of production per ounce of gold sold was $356 in the year ended December 31, 2007, $296 in the year ended December 31, 2006, and $201 in the year ended December 31, 2005. We expect that Morila’s cash costs per ounce will rise as the life of the mine advances as a result of expected declining grade, which will adversely affect our profitability in the absence of any mitigating factors. The high grades expected from the underground mining will, in the absence of any other cost increases, have a positive impact on unit costs.

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

Our mining companies operating in Mali are exonerated by their Establishment Conventions from paying TVA for the three years following first commercial production. After that, TVA is payable and reimbursable. TVA is only reclaimable insofar as it is expended in the production of income.

A key aspect in TVA recovery is managing the completion of the Government of Mali’s audit of the taxpayer’s payments, at which time the Government of Mali recognizes a liability. To date, the Government of Mali has not completed its audit of Morila for the second and third quarters of 2007 and the first quarter of 2008.

Morila has concluded a reimbursement protocol with the Government of Mali for all TVA owing to June 2005 and is in negotiation to conclude a further protocol to bring this up to date. At December 31, 2007, the TVA owed by the Government of Mali to Morila stood at $37.8 million, which amount has increased by $5.3 million to $43.1 million at April 30, 2008.

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

Up to November 2005, Morila was responsible for paying to diesel suppliers the customs duties which are then paid to the Government of Mali. Our operations at Morila and Loulo can claim reimbursement of these duties from the Government of Mali on presentation of a certificate from Société Générale de Surveillance. During the third quarter 2003, the Government of Mali began to reduce payments to all the mines in Mali due to irregularities involving certain small exploration companies. The Government of Mali has since given full exoneration from fuel duties to the mining industry so that fuel duties are no longer payable. However, significant amounts of previously paid duties remain outstanding. Our share of the amounts owing to Morila was $4 million on December 31, 2007 and $5.6 million on December 31, 2006. Amounts owing to Loulo were $0.7 million on December 31, 2007 and $4.1 million on December 31, 2006.

If Morila is unable to recover these amounts, then its results of operations and financial position would be adversely affected, as would its ability to pay dividends to its shareholders. Accordingly, our business, cash flows and financial condition will be adversely affected if anticipated dividends are not paid.

We have invested in debt instruments for which the market has become substantially illiquid.

As of December 31, 2007, we had approximately $294 million of cash and cash equivalents. In addition, we had approximately $49 million of available for sale financial assets. The available for sale financial assets consists of auction rate securities, or ARS. ARS are securities that are structured with short-term interest rate reset dates of generally less than 35 days, but with contractual maturities that can be well in excess of ten years. At the end of each reset period, which occurs every seven to thirty-five days, investors can sell or continue to hold the securities at par. In the third quarter of fiscal year 2007, certain auction rate securities with a cost value of $49 million failed at an auction due to the sudden and unusual deterioration in the global credit and capital markets, and have since experienced multiple failed auctions. Consequently, the funds associated with these investments will not be accessible until a successful auction occurs, a buyer is found outside of the auction process or the underlying securities have matured.

The ARS investments held by the company all had AAA credit ratings from at least two rating agencies at the time of purchase and as at December 31, 2007. In April, 2008, and subsequent to that date, certain ARS investments were downgraded below AAA by different ratings agencies. Currently, $33 million of ARS investments maintain an AAA rating by at least one ratings agency, and all remain ‘investment grade’ rated by at least one ratings agency. To date, we continue to receive interest on all of the investments.

Historically, given the liquidity created by the auctions, ARS were presented as cash and cash equivalents on our balance sheet. Given the failed auctions, the company’s ARS are illiquid until there is a successful auction for them. Accordingly, the entire amount of such remaining ARS has been reclassified as available-for-sale financial assets. Although we believe that the negative conditions in the credit markets is temporary, and consequently we have not impaired these investments, continued uncertainties in the credit and capital markets may result in the ARS being impaired, which could adversely impact our financial condition, current asset position and reported earnings.

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

We believe that we are entitled to recover certain amounts from MDM, including advances of $12.1 million (December 31, 2006: $12.1 million) included in receivables. Of this latter amount, $7 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets.

As part of our efforts to recoup the monies owed to us, MDM was put into liquidation on February 1, 2006. This resulted in a South African Companies Act Section 417 investigation into the business and financial activities of MDM, its affiliated companies and their directors. The investigation was completed and summons has been issued against those MDM creditors deemed as preferential creditors. These legal proceedings are continuing with pleadings having been closed and court dates been set in the South African courts.

Our ability to recover in full the $12.1 million included in receivables is dependent on the amounts which can be recovered from the performance bonds, personal guarantees and other assets provided as security. Any shortfall is expected to be recovered from any free residue accruing to the insolvent estate. The aggregate amount which will ultimately be recovered cannot presently be determined. The financial statements do not reflect any additional provision that may be required if the $12.1 million cannot be recovered in full. Our results of operations may be adversely affected if we are unable to recover the amounts advanced by us to MDM. Any part of the $12.1 million included in accounts receivable which cannot in fact be recovered will need to be charged as an expense.

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

Development of the underground mine at Yalea commenced in December 2006 and first ore was mined in April 2008. Full production is expected at the end of 2008. At Gara, development is expected to start in January 2009 and first production is expected at the end of 2009. These planned mines represent our entry into the business of underground mining. In connection with the development of the underground mines, we must build the necessary infrastructure, the costs of which are substantial. The underground mines may experience unexpected problems and delays during their development and construction. Delays in the commencement of gold production could occur and the development costs could be larger than expected, which could affect our results of operations and profitability.

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

Our Success May Depend on Our Social and Environmental Performance

Our ability to operate successfully in communities will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the health and safety of our employees, the protection of the environment, and the creation of long-term economic and social opportunities in the communities in which we operate. We seek to promote improvements in health and safety, environmental performance and community relations. However, our ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health and safety of our employees, the environment or the communities in which we operate.

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

At our Tongon project in Côte d’Ivoire, our board has approved the development of the new mine based on the strength of a feasibility study. An initial draft of the proposed mining convention has been submitted to the Côte d’Ivoire’s Ministry of Mines and Energy and we expected to sign the convention during the course of 2008. Construction of the mine is scheduled to start at the end of 2008 with first gold production scheduled for the fourth quarter of 2010. We cannot provide any assurance that the project will ultimately result in a new commercial mining operation, or that a new commercial mining operation will be successful.

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

The countries of Mali, Senegal, Burkina Faso and Côte d’Ivoire have, since independence, experienced some form of political upheaval with varying forms of changes of government taking place. Côte d’Ivoire has experienced several years of political chaos, including an attempted coup d’etat. The political situation in that country is normalizing and national elections have been set for November 2008.

Goods are supplied to our operations in Mali through Ghana, Burkina Faso and Senegal, which routings have to date, functioned satisfactorily. Our operations at Morila have been adversely affected by the higher transportation costs for diesel that now has to be delivered via Senegal. Any present or future policy changes in the countries in which we operate may in some way have a significant effect on our operations and interests.

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

We jointly control Morila Limited with AngloGold Ashanti under a joint venture agreement. Since February 15, 2008, we have been responsible for the day-to-day operations of Morila, subject to the overall management control of the Morila Limited board. Substantially all major management decisions, including approval of a budget for Morila, must be approved by the Morila Limited board. We and AngloGold Ashanti retain equal control over the board, with neither party holding a deciding vote. If a dispute arises between us and AngloGold Ashanti with respect to the management of Morila Limited and we are unable to amicably resolve the dispute, we may have to participate in arbitration or other proceeding to resolve the dispute, which could materially and adversely affect our business.

Our results of operations are being adversely affected by increases in fuel prices, and we would be adversely affected by disruptions in the supply of fuel.

Our results are significantly affected by the price and availability of fuel, which are in turn affected by a number of factors beyond our control. Fuel prices are volatile and increased significantly in 2007, and remain very high by historical standards. In 2007, the cost of fuel comprised approximately 27% of our operating costs and the annual price increase of our landed fuel was 34%.

Historically, fuel costs have been subject to wide price fluctuations based on geopolitical factors and supply and demand. While we do not currently anticipate a significant reduction in fuel availability, factors beyond our control make it impossible to predict the future availability of fuel. If there are additional outbreaks of hostilities or other conflicts in oil producing areas or elsewhere, or a reduction in refining capacity (due to weather events, for example), or governmental limits on the production or sale of fuel, or restrictions on the transport of fuel, there could be reductions in the supply of fuel and significant increases in the cost of fuel.

We are not parties to any agreements that protect us against price increases or guarantee the availability of fuel. Major reductions in the availability of fuel or significant increases in its cost, or a continuation of current high prices for a significant period of time, would have a material adverse impact on us.

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

We paid our second dividend to ordinary shareholders in March 2008. It is our policy to pay dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors. We cannot guarantee that dividends will be paid in the future.

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

As a publicly traded company, we are subject to a significant body of regulation. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices in corporate governance and continue to update this program in response to newly implemented or changing regulatory requirements, we cannot provide assurance that we are or will be in compliance with all potentially applicable corporate regulations. For example, we cannot provide assurance that in the future our management will not find a material weakness in connection with its annual review of our internal control over financial reporting pursuant to Section 404 of the US Sarbanes-Oxley Act of 2002. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. If we must disclose any material weakness in our internal control over financial reporting, our share price could decline.

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

Our operations in West Africa are highly unionized, and strikes are legal in the countries in which we operate. Therefore, our operations are at risk of having work interrupted for indefinite periods due to industrial action by employee collectives, such as strikes. Should long disruptions take place on our operations, the results from our operations and their financial condition could be materially and adversely affected.

AIDS poses risks to us in terms of productivity and costs.

The incidence of AIDS in Mali and Côte d’Ivoire, which has been forecasted to increase over the next decade, poses risks to us in terms of potentially reduced productivity and increased medical and insurance costs. The exact extent to which our workforce is infected is not known at present. The prevalence of AIDS could become significant. Significant increases in the incidence of AIDS infection and AIDS-related diseases among members of our workforce in the future could adversely impact our operations and financial condition.

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

We have an 80% controlling interest in Société des Mines de Loulo S.A., or Somilo, through a series of transactions culminating in April 2001. The Loulo mine commenced operations in October 2005 and mines the Gara (formerly Loulo 0) and Yalea deposits. We discovered the Yalea deposit in 1997.

We conduct our mining operations through:

•	a 50% joint venture interest in Morila Limited (which in turn owns an 80% interest in the Morila mine); and

•	an 80% interest in Somilo.

In July 2002, we completed a public offering of 5,000,000 of our ordinary shares, including American Depositary Shares, or ADSs, resulting in gross proceeds to us of $32.5 million. These proceeds were used to repay a syndicated term loan and revolving credit facility in November 2002 and for feasibility studies and development activities. In connection with this offering, we listed our ADSs on the Nasdaq National Market (Our ADSs are now listed on the Nasdaq Global Select Market).

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

In February 2004, we announced that we would develop a new mine at Loulo in western Mali. Construction continued through 2005 and the new open pit mine went into production in October 2005. In addition, our board agreed to proceed with the development of the underground mine and, after the award of the development contract, work commenced with the construction of the boxcut at the Yalea mine in August 2006. This boxcut has been completed and the first blast into hard rock took place on December 22, 2006. First ore was mined in the second quarter of 2008 and full production is scheduled for 2009. Development at Loulo’s second underground mine, Gara, is due to start at the beginning of 2009 with first ore being delivered to the plant by the end of that year.

In April 2004, Resolute exercised its option to acquire the Syama mine. Resolute has subsequently paid us $6 million in cash and has assumed liabilities of $7 million, of which $4 million owing to ourselves has been settled. The agreement entered into in June 2004 between the parties makes provision for the payment of a royalty by Resolute. At a gold price of more than $350 per ounce, we would receive a royalty on Syama’s production of $10 per ounce on the first million of ounces attributable to Resolute and $5 per ounce on the next three million of attributable ounces entered. This royalty payment is capped at $25 million. In April 2007, Resolute officially reopened the mine and announced that it would commence a recommissioning. We did not receive any royalties in respect of the years ended December 31, 2007, 2006 or 2005.

Effective on June 11, 2004, we undertook a split of our ordinary shares, which increased our issued share capital from 29,263,385 to 58,526,770 ordinary shares. In connection with this share split our ordinary shareholders of record on June 11, 2004 received two $0.05 ordinary shares for every one $0.10 ordinary share they held. Following the share split, each shareholder held the same percentage interest in us; however, the trading price of each share was adjusted to reflect the share split. ADS holders were affected the same way as shareholders and the ADS ratio remains one ADS to one ordinary share.

On November 1, 2005, we completed a public offering of 8,125,000 of our ordinary shares, including ADSs, resulting in gross proceeds to us of $109.7 million. The new shares were allocated to institutional shareholders in the United Kingdom, the United States, Canada and the rest of the world. The proceeds from the offering were intended for the development of the underground project at Yalea, and then will be used for the Tongon feasibility study and the underground project at Gara, together with such other organic and corporate opportunities, including possible acquisitions, as might arise.

On December 6, 2007, we completed a public offering of 6,821,000 of our ordinary shares, including ADSs, resulting in gross proceeds to us of $240 million. The proceeds from the offering are being used for the development of the Tongon project, together with such organic and corporate opportunities, including possible acquisitions, as might arise.

Recent Developments

Following the decision to proceed with the development of the Loulo underground mines, at Yalea and Gara, the first hard rock blast at Yalea took place in December 2006. The first ore was accessed in April 2008 and full production is scheduled for fourth quarter of 2008. Development of Gara, Loulo’s second underground mine, is due to start in 2009.

During 2007, peace initiatives in Côte d’Ivoire continued and we completed a feasibility study which allowed our board to approve the development of the new mine subject to the approval of the mining convention by the Côte d’Ivoire Minister of Mines and Energy. It is anticipated that construction of the mine will start at the end of 2008 with first gold production scheduled for the fourth quarter of 2010.

During 2008, we concluded an addendum to our joint venture agreement in Côte d’Ivoire. As a result, we acquired a further 5% interest in the joint venture increasing our stake from 76% to 81%.

Developments during 2007 relating to MDM are discussed more fully in ‘‘Item 4. Information on the Company — B. Business Overview — Legal Proceedings’’.

Principal Capital Expenditures

Capital expenditures incurred for the year ended December 31, 2007 totaled $47.9 million compared to $61.5 million for the year ended December 31, 2006 and $73.2 million for the year ended December 31, 2005. As of December 31, 2007, our capital commitments amounted to $2 million, principally for the Loulo underground project. The capital expenditures will be financed out of internal funds. The capital cost for both Loulo underground mines is expected to amount to $128 million for the next three years. The capital cost for the Tongon mine is expected to amount to $250 million for the next three years.

B.    BUSINESS OVERVIEW

Overview

We engage in gold mining, exploration and related activities. Our activities are focused on West and East Africa, some of the most promising areas for gold discovery in the world. In Mali, we have an 80% controlling interest in the Loulo mine through Somilo SA. The Loulo mine is currently mining from two open pits and is developing two underground mines. We also own 50% of Morila Limited, which in turn owns 80% of Morila SA, the owner of the Morila mine in Mali. In addition, we own an effective 81% controlling interest in the development stage Tongon project located in the neighboring country of Côte d’Ivoire. We also have exploration permits and licenses covering substantial areas in Mali, Côte d’Ivoire, Burkina Faso, Ghana, Senegal and Tanzania. At April 30, 2008, we declared proven and probable reserves of 8.53 million ounces attributable to our percentage ownership interests in Loulo, Morila, and Tongon.

Our strategy is to create value through the discovery, development and profitable exploitation of resource opportunities, focusing on gold. We seek to discover significant gold deposits, either from our own phased exploration programs or the acquisition of early stage to mature exploration programs. We actively manage both our portfolio of exploration and development properties and our risk exposure to any particular geographical area. We also routinely review opportunities to acquire development projects and existing mining operations and companies.

Loulo

In February 2004, we announced that we would develop a new mine at Loulo in western Mali. In 2005, we commenced open pit mining operations at the Gara and Yalea pits, as well as other smaller satellite pits. In 2007, its second year of production, the Loulo mine produced 264,467 ounces of gold at a total cash cost of $372 per ounce. We estimate that the mine will produce approximately 265,000 ounces in 2008. We currently anticipate that mining at Loulo will continue through 2024.

We commenced development of the Yalea underground mine in August 2006 and first ore was accessed in the April of 2008 with full production scheduled for 2009. We anticipate that we will commence development of Loulo’s second underground mine, Gara, in the first quarter of 2009 with first ore scheduled to be delivered to the plant at the end of that year.

The focus of exploration at Loulo is to continue to explore and discover additional orebodies within the 372 square kilometer permit. To date, we have succeeded in identifying numerous additional targets including two significant advanced stage targets, Faraba and Baboto, which are subject to further exploration and drilling.

Morila

In 1996, we discovered the Morila deposit, which we financed and developed and to date has been our major gold producing asset. Since production began in October 2000, Morila has produced more than 4.7 million ounces of gold at a total cash cost of $161 per ounce. We estimate that Morila’s total production for 2008 will be approximately 30,000 ounces, with mining continuing through 2009 and processing of lower grade stockpiles continuing through 2013.

Morila focuses its exploration activities on extending the existing orebody and discovering new deposits that can be processed using the Morila plant. We continually seek to extend the life of mine at Morila, and have targeted areas within the Morila joint venture for further drilling. Outside of the Morila joint venture, we hold exploration permits covering 476 square kilometers in the Morila region, where we are engaged in early stage exploration work.

Tongon

At our Tongon project located in Côte d’Ivoire, we completed a 30,000 meter drilling program and a feasibility study and the board gave approval for the mine development to proceed in January 2008 and construction will start at the end of 2008 with first gold production scheduled for the fourth quarter of 2010.

Exploration

We have a quality portfolio of exploration projects in both West and East Africa. In 2007, we have concentrated our exploration activities on the extension of known orebodies and on the discovery of new orebodies both at producing mines and exploration sites. In addition, we continued with our strategy to expand our footprint in Africa, including newly emerging countries. We are actively exploring in six African countries with a portfolio of 171 targets on 12,623 square kilometers of groundholding. Our business strategy of organic growth through exploration has been validated by our discovery and development track record, including the Morila and Loulo mines and the Tongon project.

Ownership of Mines and Subsidiaries

The Morila mine is owned by a Malian company, Morila SA. The mine is controlled by a 50/50 joint venture management committee, created pursuant to a joint venture agreement between AngloGold Ashanti and us. Effective on February 15, 2008, responsibility for day-to-day operations of the mine passed to us.

Under the joint venture agreement, we and Anglogold Ashanti are each entitled to appoint four directors to the board of directors of Morila Limited, which owns 80% of Morila SA. Pursuant to terms of an addendum to the joint venture agreement concluded in April 2008, we are entitled to appoint one of our four directors as chairman, which position does not possess an additional vote. A quorum of the board for any meeting may only be achieved if at least two directors appointed by each of us are present. We have further agreed that all major decisions involving Morila Limited must be decided upon at the board level on a consensus basis, though following the conclusion of an addendum to the operating agreement, responsibility for and authority regarding the day-to-day operation of Morila has been transferred to us. Under the joint venture agreement, if either party wishes to sell its interest in Morila Limited, the other has a right of first refusal regarding that interest.

From the start of production in October 2000 through December 2007, Morila has produced approximately 4.7 million ounces of gold at a total cash cost of $161 per ounce.

The Loulo mine is owned by a Malian company, Somilo, which in turn is owned 80% by Randgold Resources (Somilo) Limited, our wholly-owned subsidiary, and 20% by the State of Mali. Randgold Resources is the operator of the Loulo mine. In 2007, Loulo’s production was 264,467 ounces at a total cash cost of $372 per ounce.

Upon finalization of the Mining Convention with the Government of Côte d’Ivoire, we will form a new Ivorian company in which ownership of the Tongon Project will vest. Our interest of 81% in this company will be held through our wholly-owned subsidiary Randgold Resources (Côte d’Ivoire) Limited. The Government of Côte d’Ivoire has a 10% free-carried interest and the right to acquire additional shares at market prices.

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

Reserves

Only those reserves which qualify as proven and probable reserves for purposes of the Securities and Exchange Commission’s industry guide number 7 are presented in this Annual Report. Pit optimization is carried out at a gold price of $550 per ounce, except for Morila which was run at $525 per ounce. Underground reserves are also based on a gold price of $550 per ounce.

Morila reserves have been estimated by our joint venture partner, AngloGold Ashanti. The Loulo mine and Tongon project reserves were estimated by ourselves.

Total reserves as of December 31, 2007, amounted to 99.36 million tonnes at an average grade of 3.31 g/t, giving 10.59 million ounces of gold of which 7.78 million ounces are attributable to us. In calculating proven and probable reserves, current industry standard estimation methods are used. The reserves were calculated using classical geostatistical techniques, following geological modeling of the borehole information. The sampling and assaying is done to internationally acceptable standards and routine quality control procedures are in place.

All reserves are based on feasibility level studies. Factors such as grade distribution of the orebody, planned production rates, forecast working costs and metallurgical factors as well as current forecast gold price are all used to determine a cut-off grade from which a life of mine plan is developed in order to optimize the profitability of the operation.

The following table summarizes the declared reserves at our mines and project as of December 31, 2007:

	Proven Reserves			Probable Reserves			Total Reserves
Operation/Project	Tonnes (Mt)	Grade (G/T)	Gold (Moz)	Tonnes (Mt)	Grade (G/T)	Gold (Moz)	Tonnes (Mt)	Grade (G/T)	Gold (Moz)
Morila +	13.11	2.21	0.93	9.95	2.01	0.64	23.06	2.13	1.58
Loulo * +	8.95	3.36	0.97	45.47	4.40	6.43	54.42	4.23	7.40
Tongon +	—	—	—	21.88	2.29	1.61	21.88	2.29	1.61
*	Includes Loulo underground.
+	Our attributable share of Morila is 40%, of Loulo 80% and Tongon 76.5%.

The following table summarizes the updated Tongon project reserves as at April 30, 2008, together with the declared reserves for our operations as at December 31, 2008:

	Proven Reserves			Probable Reserves			Total Reserves
Operation/Project	Tonnes (Mt)	Grade (G/T)	Gold (Moz)	Tonnes (Mt)	Grade (G/T)	Gold (Moz)	Tonnes (Mt)	Grade (G/T)	Gold (Moz)
Morila +	13.11	2.21	0.93	9.95	2.01	0.64	23.06	2.13	1.58
Loulo * +	8.95	3.36	0.97	45.47	4.40	6.43	54.42	4.23	7.40
Tongon +	—	—	—	32.76	2.32	2.44	32.76	2.32	2.44
*	Includes Loulo underground.
+	Our attributable share of Morila is 40%, of Loulo 80% and Tongon 81%.

A 10% mining dilution at zero grade and a gold loss of 5% has been incorporated into the estimates of reserves and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical recovery factors are 91.5% for the Morila mine and 89.6% for the Loulo mine.

Mining Operations — Loulo

Loulo is situated in western Mali, bordering Senegal and adjacent to the Faleme River. It is located 350 kilometers west of Bamako and 220 kilometers south of Kayes. The mine is located within the Kedougou-Kenieba inlier of Birimian rocks, which hosts several principal gold deposits in Mali, in particular Gara, Yalea, Sadiola, Ségala, Tabakoto, as well as Sabodala across the border in Senegal. Loulo is located approximately 96 kilometers south of Sadiola and 25 kilometers to the west of Ségala and Tabakoto.

The Gara orebody, previously known as Loulo 0, was discovered by Syndicat Or (a joint venture between BRGM and DNGM) in 1981. In June 1992, BHP acquired the shares of BRGM (in Syndicat Or). We acquired BHP Minerals Mali Inc in October 1996. We then initiated an intensive exploration program which resulted in the discovery of the Yalea deposit. After the acceptance of a feasibility study in 1999, we earned additional shares to increase its participation in the project to 51%. Shortly thereafter, we acquired the 29% share of Normandy LaSource in Somilo, the company which owns Loulo, thus increasing its share to 80%, with the government of Mali holding the remaining 20%.

We re-established our exploration program in 2003 and undertook a revision of the feasibility study. That year, once the project met its investment criteria, our board approved the development of the mine. The Loulo mine was officially opened on November 12, 2005.

In 2007, Loulo produced 264,647 ounces of gold at a total cash cost of $372 per ounce. The increase in cash costs, compared to 2006, is attributable to an increase in fuel and other consumable prices as well as an increase in logistic costs. This was partially offset by a higher received gold price.

The following statistics detail the operating and production results from operations for the years ended December 31, 2007 and 2006:

	12 months ended December 31,
Summary of Results	2007	2006
Mining
Tonnes mined (million tonnes)	21	18.36
Ore tonnes mined (million tonnes)	2.4	2.55
Milling
Total ore milled (million tonnes)	2.70	2.60
Tonnage rate (tonnes per hour)	331	337
Mill availability/utilization (%)	91.6	87.90
Head grade – reconciled (g/t)	3.3	3.15
Overall gold recovery (%)	93.2	93.94
Gravity (%)	5.20	5.79
Cyanidation (%)	88.00	88.15
Gold produced and shipped (oz)	264,647	241,575
Total mine
Total cash costs ($/oz)	372	328

Mine Facilities

The Loulo mine currently consists of two main open pits (Yalea and Gara), two smaller satellite pits and the Yalea decline, which is the first section of its underground project. The second underground mine will start at Gara in 2009.

The plant is designed to process an average of 2.5 million tonnes per year using the following circuits: (1) crushing — a three stage crushing circuit for the hard rock sulfide ores and a single stage roll-toothed crusher for the soft weathered oxide ores, (2) milling — the milling circuit comprises two parallel single stage ball mills in closed circuit with a dedicated cluster of hydro-cyclones, (3) gravity — two XD48 Knelson centrifugal primary concentrators followed by a shaking table for re-dressing of primary concentrates, (4) CIL recovery process, and (5) Zadra elution process and gold recovery.

Loulo Exploration

Loulo exploration is reported on in the group exploration review.

Ore Reserves

After adjusting for mining depletion in 2007, the overall reserve increased by 0.6 million ounces to 7.4 million ounces. This was mostly due to the increase in reserves at the Gara underground mine.

During 2007, the interface between open pit and underground operations was re-evaluated based on updated costs and projected gold price. In particular, the potential to mine deep ore from the southern part of the Yalea pit was re-evaluated. In the 2006 declaration, this ore was classified as ‘Yalea Deep Pit’. Since then, a redesign has been completed where it is planned that this ore will be mined from underground using the ramp-in-stope method. This has caused the overall grade of the underground reserve to drop from 4.99g/t to 4.82g/t as a result of the incorporation of extra dilution into the reserve modelling.

For the 2007 annual reserves, a gold price of $550 per ounce was used as the basis for pit optimization. The actual cost profile for Loulo was implemented in this study.

The indication that the southern part of the Gara orebody could have high grade mineralization has been confirmed with further drilling, bringing additional reserves for the Gara underground operation.

Based on the current orebody models the following ore reserves were estimated for Loulo, depleted for mining, to December 31, 2007:

At December 31,	Category	Tonnes (Mt) 2007	Tonnes (Mt) 2006	Grade (g/t) 2007	Grade (g/t) 2006	Gold (Moz) 2007	Gold (Moz) 2006	Attributable (80%) (Moz)
Stockpiles	Proven	0.42	0.67	1.83	2.44	0.02	0.05
Yalea open pit (including P125)	Proven	2.96	4.42	3.94	4.05	0.37	0.58
	Probable	0.03	0.69	2.04	5.66	0.002	0.13
Sub-total		2.99	5.11	3.92	4.27	0.38	0.70
Gara open pit	Proven	5.57	6.12	3.16	3.19	0.57	0.63
	Probable	0.13	0.74	3.79	3.11	0.02	0.07
Sub-total		5.70	6.87	3.18	3.18	0.58	0.70
Gara West open pit	Probable	1.07	0.56	2.03	2.10	0.07	0.04
P129 open pit	Probable	0.15	0.15	2.70	2.70	0.01	0.01
Total Surface Reserve	Proven and Probable	10.33	13.37	3.21	3.51	1.07	1.52
Yalea underground	Probable	27.01	22.64	4.82	4.99	4.19	3.63
Gara underground	Probable	17.08	13.14	3.91	3.91	2.14	1.65
Total underground	Probable	44.08	35.78	4.47	4.59	6.33	5.28
TOTAL	Proven	8.95	11.21	3.36	3.47	0.97	1.26	0.77
	Probable	45.47	37.93	4.40	4.54	6.43	5.54	5.15
	Proven and Probable	54.52	49.14	4.23	4.30	7.40	6.80	5.92

•	Reserves reported are economic at a gold price of $550 per ounce.

•	Dilution and ore loss are incorporated into calculation of reserves.

•	No cut-off grade utilised for open pit reserves.

•	Underground reserves reported at a cut-off of 3.0 g/t

•	Stockpiled ore included in reserve.

Mining

Mining operations at Loulo are carried out under contract by BCM Mali SA, a subsidiary of BCM International Limited. BCM operates a fleet of two Liebherr 994B excavators and twenty Caterpillar 777D trucks, assisted by two 125 tonne excavators and various ancillary equipment. BCM is also responsible for the drill and blast operations and operates five L7 rigs and two L8 Atlas Copco rigs. MAXAM Mali SARL, a subsidiary of MAXAM International, supplies the bulk explosive and accessories for blasting. Mining occurred in Gara, Yalea and P125 pits during the year. The average production volume for the mining fleet during 2007 was 750,000 bcm per month. Fleet availability was impacted by the various equipment breakdowns, but by year end this had largely been addressed.

	12 months ending December 31,
Mining Results	2007	2006
Ore tonnes mined (million tonnes)	2.43	2.55
Ore grade (g/t)	3.32	3.35
Waste mined (million tonnes)	18.55	15.82
Stripping ratio	7.6:1	6.2:1
Total tonnes mined (million tonnes)	20.98	18.36

Ore Processing

Production

Steady production has been achieved throughout the year. The second quarter saw a record gold ounce production of 70,660 ounces. End of the year final production key performance indicators were above plan in both mill throughput and gold recovery. The challenges associated with the third quarter wet season, although anticipated, could have been better addressed. Measures were, however, put in place to ensure a continued supply and feed of quality ore from the pit and into the process plant respectively. In the latter half of the year, the underperformance of the mining contractor’s digger fleet necessitated ore being mined predominantly from Gara pit. This had an adverse effect on downstream crusher/mill throughput and frequency of wear component change-out. The last quarter saw monthly mill throughputs back to the 220,000 tonnes planned as the total process plant, inclusive of the crusher plant, achieved steady state once again.

A total of 2.65 million tonnes of ore was milled at a reconciled head grade of 3.30 g/t. and 264,647 gold ounces were produced and shipped. Of this, 14,367 ounces were sold for the first time to a local Malian company, KankouMoussa SARL, as part of our initiative to allow Malian nationals access to Malian gold. The overall gold recovery was 93.14% (5.13% gravity and 88.01% CIL). The overall annual mill availability and hard rock crusher throughput were 91.56% and 2,773,470 tonnes, respectively.

Tailings storage facility

The partnership between the tailings storage facility operator, Fraser Alexander Tailings, mine residue and environmental engineering consultant, Epoch Resources and Loulo mine worked well throughout 2007. The main starter wall was raised to the 151.5 meter level in the year by mechanical means and will be raised further by cycloning and day-walling methods, a method for which trials are looking encouraging.

Underground

Mine Design

The Loulo underground project is still relatively new and we plan to further enhance and optimize in 2008. The underground extraction strategy has been focused on accessing the orebodies in a safe and considered manner, bearing in mind production rates, grades and development requirements.

Production is initially focused on the Yalea orebody, where a high grade bonanza zone of 1.5 million ounces at 10.5g/t exists between 350 and 500 meters below surface. The Gara mine, with its more consistent, albeit slightly lower grade orebody, will be brought on line later in 2009 to provide a steady feed to the plant.

Yalea underground mine

A re-optimization of the Yalea underground design was undertaken during the year in an attempt to smooth out design inefficiencies. The main changes included moving the first switchback position further down to a point on the other side of the ‘‘purple patch’’, a high grade ore zone. This means a long straight run directly towards the high grade. The conveyor changeover points were optimized to increase capacity. Changes to the stoping design were made to reduce stope length from 60 meter to 20 meter lengths, improving the selectivity and grade control.

Yalea south extension

The ore below the southern portion of the revised Yalea pit could be economically mined from open cut but would incur a high strip ratio. Because of this, an underground mine design was created that utilizes the ramp-in-stope method to mine this mineralization more economically. This leads to an increase in underground reserves, but a decrease in open cut reserves.

Gara underground mine

Additional holes were drilled at Gara during the fourth quarter of 2007 and a redesign completed to incorporate the additional resources into the plan. This design is based on the Yalea design and will include the improvements made to the current Yalea design with regards to ventilation passes, rock passes, decline layout and stoping geometry.

Operational progress

At the end of the fourth quarter 2007 the twin declines at Yalea underground mine were advanced for a distance of 520 meters from surface and a vertical depth of 100 meters below surface. A total of 1,030 meters of development was completed at this stage. The advance of the declines was hampered by an intersection of poor ground conditions. However, both declines are now through the worst of these conditions and normal development continued at the end of the fourth quarter.

The first development ore was delivered in the second quarter of 2008 and first stoping ore is scheduled for midyear 2008. It is expected that the section will build up to full production of 90,000 tonnes per month from 2009.

Gara underground mine is scheduled to start development in January 2009. The orders for the underground heavy vehicle fleet have been placed and the first units are expected on site towards the end of 2008. Gara is expected to be delivering first ore towards the end of 2009 and build up to full production in 2014.

Environmental and Community Development

Monthly monitoring programs continued through the year, incorporating dust fallout levels, physiochemical, cyanide, oil, grease and bacteriological levels of surface and groundwater across the mine site and TSF facilities as well as surrounding water courses. No contamination of the outside environment was identified.

An annual environmental audit was conducted by independent consultants and no critical issues identified. The environmental management program was revised taking into consideration the extended mine life. Post construction rehabilitation continued with unused borrow pits, construction lay down sites and roads being rehabilitated as part of the planned ongoing rehabilitation program. As part of this program a total of 27,766 square meters has been rehabilitated including the planting of 1,212 indigenous trees and various indigenous grasses.

On site recycling of waste continued with proceeds being channeled back into the community.

Major inroads have been made with malaria prevention through indoor spraying programs in all houses, offices as well as surrounding villages. This has resulted in a decrease of 33% in malaria consultations year on year.

Monthly community liaison meetings continued during the year between representatives of the mine and the surrounding villages. It is our policy to address basic health, education and potable water requirements of the surrounding community. Loulo undertook the following community projects during 2007:

Education:

•	Built Loulo village school which was handed over to the Loulo village on November 1, 2007;

•	Commenced the construction of the Baboto school;

•	Commenced the construction of a secondary school at Djidjaan Kenieba which is being funded by one of the local suppliers, adjacent to the primary school built in 2006; and

•	Delivered school furniture to surrounding village schools.
Health:

•	Construction of local village clinic;

•	Provided community evacuation and medical consultation to the surrounding villages; and

•	Sponsored an anti polio immunization program that involved approximately 800 pregnant women and children in the surrounding region.

Agriculture:

•	Continued to assist farmers and women associations to improve agriculture in the area;

•	Two improved maize varieties were tested on 35 farms during 2007. The average yield was 1,800 kilograms per hectare against a baseline average of 400-800 kilograms per hectare for the region;

•	Two improved pluvial rice varieties were introduced in seven women’s association farms; and

•	Two biodiesel Jatropha tree test fields were planted at Loulo and Djidjaan Kenieba villages.

Capital Projects and Construction Report

A number of projects were completed in 2007. The most significant were the completion of additional CIL circuit tankage, as well as the CIL leach tanks, with the oxygen pump being relocated to the second leach tank. The stockpile feed conveyors and the ‘A’ frame installation was finished. The tailings dam wall was raised during the period to the 151.5 meter level. A new flocculent plant was built which would form part of the thickener project. Additional small projects completed were the wash bay, lube bay and garage, the underground boiler shop and the fuel farm overhead diesel storage tanks.

There are a number of projects currently under construction. The most significant are the underground vehicle and conveyor concrete tunnels at Yalea, the thickener and clarifier civil and mechanical installation work at the plant and the cold Caro’s acid cyanide destruction system, where the construction and installation is scheduled for completion by the third quarter of 2008. In addition, the fabrication and installation of the reactor, hydrogen peroxide and sulfuric acid reagent storage tanks is ongoing. The power plant expansion and commissioning has been completed in the first quarter of 2008.

Human Resources

Manpower

The mine’s manpower compliment increased by 871 to 1,881 during 2007 due to the underground project gaining momentum.

	December
Manpower	2007	2006
Mine labor	389	327
Capital projects	446	375
Mine contractors	1,046	643
TOTAL	1,881	1,345

Training

A strategic planning and team effectiveness workshop was held in the first quarter of 2007. This was attended by the chief executive, the general manager and all his departmental managers and superintendents. In addition, a workshop was held on site in December by Dr. Arnold Mol, to enhance the management skills of 28 supervisory staff.

Two on-site training courses on social partnership, occupational safety, Malian labor law and management, were organized in April and July 2007. These were attended by Loulo mine’s staff representatives and our senior staff.

Industrial relations

Industrial relations were positive overall throughout the year. However, there is still considerable capacity and relationship building work to be done by management with the union committee. This committee, consisting of 10 members, was elected in January 2007. Regular meetings were held between the union committee and management throughout the year. The negotiation of a mine level agreement, based on a draft prepared by management, was initiated with the aim of clarifying the industry elective agreement. This major negotiation process, as expected, engendered some conflict, resulting in a strike notice being given to management by the union. The strike notice was suspended when management explained that the union demands regarding the job grade, remuneration and transport issues would form part of the mine level agreement discussion.

The innovative transport allowance scheme of a hire purchase arrangement to support the self purchase of motorbikes between the employees and Somilo has been successful. The first batch of 160 motorbikes has been shipped to the mine site and allocated to employees. A second batch of motorbikes has been ordered.

Mining Operations — Morila

Operations and Projects

Our major gold producing asset since October 2000 has been the Morila Gold mine. Morila was discovered by us in 1996 and is owned by a Malian company, Morila SA, which in turn is owned 80% by Morila Limited and 20% by the State of Mali. Morila Limited is jointly owned by AngloGold Ashanti and us.

Morila Mine

The mine is controlled by a 50:50 joint venture management committee. Pursuant to an addendum to the joint venture agreement, responsibility for day to day operations was transferred from AngloGold Ashanti to us effective February 15, 2008.

From the start of production in October 2000 through to December 2007, Morila has produced approximately 4.75 million ounces of gold at a total cash cost of $161 per ounce.

In 2007, Morila failed to meet its targeted production of 500,000 ounces. The total ounces produced was 449,815 ounces at a total cash cost of $332 per ounce. Operational challenges resulted in lower than expected grades, poor mining performance in the first part of the year and erratic recoveries from the plant at times. Costs remained under pressure due to continued world-wide inflation in the key inputs of fuel, steel and transport.

The following statistics detail the operating and production results from operations for the years ending December 31, 2007 and 2006:

	12 months ended December 31,
Summary of Results	2007	2006
Mining
Tonnes mined (million tonnes)	23.9	21.5
Ore tonnes mined (million tonnes)	5.0	5.2
Milling
Total ore milled (million tonnes)	4.2	4.1
Tonnage rate (tonnes per hour)	526	520
Mill availability/utilization (%)	95/90.4	93.7/90.8
Head grade – reconciled (g/t)	3.7	4.2
Overall gold recovery (%)	91.6	91.9
Gravity (%)	21.27	28.45
Cyanidation (%)	78.73	71.55
Gold produced and shipped (oz)	449,815	516,667
Total mine
Total cash costs ($/oz)*	332	258
*	Refer to explanation of non-GAAP measures provided.

Ore Reserves

Based on the current orebody model, the following ore reserve was estimated for Morila, depleted for mining, to December 31, 2007:

At December 31,	Category	Tonnes (Mt) 2007	Tonnes (Mt) 2006	Grade (g/t) 2007	Grade (g/t) 2006	Gold (Moz) 2007	Gold (Moz) 2006	Attributable (40%) (Moz)
Morila	Proven	13.11	15.36	2.21	2.50	0.93	1.23
	Probable	9.95	11.35	2.01	2.47	0.64	0.90
Total	Proven and Probable	23.06	26.71	2.13	2.49	1.58	2.13	0.63

•	Reserves reported are economic at a gold price of $525 per ounce.

•	Dilution of 10% and ore loss of 5% are incorporated into the calculation of reserves.

•	Reported at a cut-off grade of 1.0g/t.

•	Stockpiled ore included in reserves.

It is currently estimated that mining activities will cease during 2009 with processing of stockpiles continuing until 2013.

Remaining reserves were slightly lower than last year after depletion has been taken into account as a result of changes in the orebody model. This decrease has been balanced by an increase in tonnes as a result of lower cut-off grades due to the higher gold price assumptions.

Mining

Mining operations were carried out under contract by Somadex, a subsidiary of DTP Terrassement, the mining arm of the French construction company, Bouygues. A partnership agreement which incorporates the principle of sharing the potential savings achieved by the contractor, using agreed productivity assumptions and allowing for an agreed return, has returned successes particularly in the improvement in productivities.

Production was poor in the early part of the year as a result of low availability of equipment due to inadequate maintenance of the fleet. Somadex recognized the problem and brought in additional maintenance resources. A comprehensive plan of action in terms of the contract for work in arrears was supplemented by an additional list of actions required to be done by Somadex. The plan of action was in the form of a ‘‘contractual instruction to act’’ and was closely supported and audited by Morila. Additional mining equipment was also mobilized and by the end of the year much of the backlog had been caught up.

Ore Processing

Milled throughput for the year was satisfactory and the plant expansion to 350,000 tonnes per month can be judged a success. However, at times the plant performance and recovery was erratic, mainly because of problems caused by operational oversight and maintenance related losses, both of which need to be addressed to ensure future targets are achieved.

Exploration

Morila continued to focus its exploration activities on extending the existing orebody and discovering new deposits which can be processed using the Morila plant.

Drilling concentrated on extensions to the known orebody, chiefly in the south (Tonalite extension) and in the west (Morila Shear Zone west extension) as well as in the eastern margin.

The 40,000 meter regional exploration program of the 200 square kilometer mine lease area was completed in the early part of the year. Results from the program have been compiled and while these have not yet defined another ‘‘Morila’’ they have indicated a low grade anomalous footprint around the deposit. During the year the team continued integrating the geological, structural and mineralogical components of the deposit. Using structural and metallogenic consultants, considerable progress has been made in constructing a generic model to help generate a three dimensional exploration model in order to vector further exploration.

Human Resources

Manpower

Manning levels related to permanent and temporary Morila and contractor employees on the mine were as follows:

	December
Manpower	2007		2006
Morila employees
National permanent	462		468
Temporary (& trainees)	126	(24)	63
Expatriate	35		40
Sub-total	623		571
Contractor employees
National permanent	813		972
Temporary (& trainees)	258	(19)	0
Expatriate	43		44
Sub-total	1,114		1,016
TOTAL	1,737		1,587

Training and development

During 2007 there was a heavy emphasis at Morila on the implementation of OHSAS 18001, an occupational health and safety management system used to minimize risks to employees, following a double fatality in February, and the requisite training of the workforce to ensure effective implementation. This training included the conducting of continuous safety audits, induction training, cyanide handling, hazardous chemical handling and the identification of hazards and first aid courses.

There are four Malian undergraduates (two electrical, one geology and one mining student) sponsored by Morila SA who are currently studying on Malian mining industry bursaries at the University of Pretoria in South Africa. All have passed with distinction to progress to their final year of study.

Industrial relations

The industrial relations climate during 2007 at Morila was complicated by calls for national strikes by the two union confederations in the country and by conflict between the union committee and the personnel delegates.

Although the mine managed to avoid its employees supporting national strike action, the inter-union dispute among employees, led to the UNTM and SECNAMI representatives on the mine being replaced by CSTM aligned employees, following elections on the mine that were supervised by the regional labor inspector. The conflict and competition for employees’ votes resulted in the two factions making competing demands to management to obtain popularity.

Management succeeded in remaining neutral and has managed the situation in a patient and democratic way with assistance from the regional labor inspector.

Despite the above factors, Morila had an industrial action free 2007 for the second year in a row, as did the contractors on site.

Community development

Community development initiatives, combining the tripartite partnership operational plan and projects agreed upon with the Community Development Committee, included:

•	Financing and the installation of a community radio station;

•	Building and equipping of three classrooms in Nérila, Sanso village;

•	Rehabilitation of three wooden classrooms in Sanso;

•	Financing of school fencing in Sinsin;

•	Reforestation of a total of five hectares in five villages in the Sanso commune;

•	Financing and organization of educational training in co-operation with NGOs and aid agencies to train headmasters of schools in the Sanso commune; and

•	Introduction of new HIV-AIDS interventions in Morila from Population Services International (PSI) and World Education NGO’s operating in Mali.

Agricultural projects set up by the mine in co-operation with the local communities did well during the year, and following harvesting, profits were distributed after reinvestment in seeds and equipment had been agreed between participants.

The tripartite alliance between USAID, Commune de Sanso and Morila SA continued its work during the year which included democratic governance, health, education, communication, environment, and economic growth.

The financial contributions made by the members in 2007 were:

• USAID	$100,000
• Commune Sanso	$100,000
• Morila SA	$150,000

Closure

We currently forecast that the mine will cease operations in 2013, but mining activities will end in the first half of 2009. In line with the commitment to explore options that might ensure the economic sustainability of the mine infrastructure, a study to investigate the viability of developing a large scale agri-business in the area has commenced. This business could use some of the facilities and infrastructure that would be redundant when the mine closes as well as employ some of the staff that would be retrenched.

The following map indicates the locations of Morila and Loulo within Mali:

Locality of the Loulo and Morila Mines in Mali

Development Project — Tongon

Operations and Projects

The Tongon project is located in northern Côte d’Ivoire, 628 kilometers north of Abidjan within the Nielle permit. Improvement in the political situation in the country and completion of the feasibility Type 3 study, led the board to approve the development of the mine.

A 30,000 meter drilling program designed to advance the project to a feasibility study started at Tongon in the first quarter of 2007. By the onset of the wet season in July, more than 20,000 meters of drilling had been completed and it was decided to revise the scope of the project. A feasibility Type 3 study was completed based on updated orebody models and project information as of September 2007, and subsequently in January 2008, the board approved the development of the mine subject to the approval of the mining convention by the Côte d’Ivoire Minister of Mines and Energy.

Geology

The Tongon deposits are located within the Lower Proterozoic Senoufo Belt, a 200 kilometer long, volcano-sedimentary belt of greenschist grade metamorphizm bounded on either side by variably tectonized granitoid gneiss terranes.

The mineralization at Tongon consists of two zones, the northern and southern. The main mineralization in the northern zone locates between two carbonaceous shale units which act as the hanging wall and footwall structures and have taken up the highest strain of shearing. The mineralized zone varies in thickness from 3 to 35 meters and averages 25 meters in zones of dilation. The mineralization is associated with increased silicification, sulfidation and fine brecciation.

The southern zone comprises multiple mineralized zones which appear lensoid in shape resulting in their strike and depth continuity being variable. They are hosted within shear bounded, north-west dipping, brecciated volcaniclastic zones. The silicate alteration is complicated with biotite, silica, sericite, tremolite, diopside and calcite being observed under thin section.

Detailed petrographic examination of samples representative of the two zones indicates that gold is preferentially associated with silicates with a small secondary association with arsenopyrite thus confirming the current metallurgical test results that show relatively easy gold recovery by CIL.

Mining

Mining of the Tongon orebodies is planned to be achieved by orthodox open pit methods by which a mining contractor is employed to carry out all the mining activities except for mine planning and management. We anticipate that we will be responsible for purchasing of the mining equipment.

Pit optimization studies have been undertaken using Whittle 4X with a range of gold price and cost parameters. Design of the pits has been carried out on pits optimized at $525 per ounce gold price. Dilution and gold loss for the northern zone were set at 10% and 3% respectively and for the southern zone at 15% and 2%.

Ore reserves at December 31, 2007 are tabulated below:

	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Attributable (76.5%) (Moz)
Southern Zone
Probable	16.04	2.29	1.18
Northern Zone
Probable	5.85	2.29	0.43
Total probable	21.88	2.29	1.61	1.23

•	Reserves reported within a $525 pit shell.

•	Dilution and ore loss included in calculation of reserves.

•	Reported at a cut-off grade of 1.0g/t.

Scheduling has been achieved using a multi-source optimization which has indicated an economic advantage for the southern zone to be mined first.

The strip ratio for the southern zone is 3.4:1 and for the northern zone 6.5:1, resulting in a combined ratio of 3.8:1.

The remaining 10,000 meters of the original 30,000 meter drilling program concentrated on infill drilling within the pit. This drilling is complete and has successfully confirmed our confidence in the geological continuity. Results are being incorporated into a revised reserve estimate was published with our 2008 first quarter results in May 2008. The increased attributable stake in the Tongon project is due to our acquisition of 5% of New Mining C.I.’s interest in the joint venture.

Ore reserves at April 30, 2008 are tabulated below:

	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Attributable (81%) (Moz)
Southern Zone
Probable	27.17	2.30	2.01	1.63
Northern Zone
Probable	5.59	2.40	0.43	0.35
Total probable	32.76	2.32	2.44	1.98

•	Reserves reported within a $550 pit shell.

•	Dilution and ore loss included in calculation of reserves.

•	Reported at a cut-off grade of 1.0g/t.

Metallurgy and Plant Design

A plant throughput of 300,000 tonnes per month has now been designed, as compared to the previous design of 200,000 tonnes per month. The life of the mine is currently estimated at 10.5 years.

Additional metallurgical test work has been completed on a range of ore materials from the Tongon orebodies with a view to sampling variability both at depth and along strike. Straight cyanidation of fresh material allows gold recoveries of 70% to 80%, while the introduction of a gravity step enables recoveries to be increased to 80% to 85%. Flash flotation will be used to increase recoveries beyond 85%.

SENET, an engineering and project management company with considerable experience of gold projects in West Africa, has been commissioned to undertake the feasibility study design and engineering in cooperation with our capital projects team.

Plant design currently incorporates a combination of crushing and grinding circuits, comprising primary, secondary and tertiary crushing and SAG and ball mills. Gravity and flash flotation will also be employed.

Environmental and Social Impact Study

External consultants Digby Wells & Associates compiled a scoping level environmental and social impact assessment of the proposed Tongon mine site. No impacts which could present a fatal flaw to the successful execution of the project were identified, but as is common with mining projects in West Africa, a number of potentially significant impacts were identified which will have to be mitigated during the project life.

An environmental management plan (EMP) to ensure that these impacts are systematically and correctly managed is being developed and will be adhered to.

Human Resource and Social Responsibility

Policies and procedures based on the company’s experience in other projects in Africa are being formulated. These will include the pre-construction phase, the construction phase and the operational phase. Community liaison will form an important aspect throughout each of the phases.

Financial Analysis

A feasibility Type 3 study based on the 2007 year end results of 1.61 million ounces of reserves and 1.17 million ounces of potentially mineable mineralized material has been completed.

Key Parameters

The parameters are summarized below:

•	Reserves calculated at a gold price of $525 per ounce.

•	A flat gold price of $600 per ounce was used for modeling purposes;

•	Total ore mined of 38.72 million tonnes at a grade of 2.24 g/t and at a strip ratio of 3.8:1 to give total tonnes mined of 182 million tonnes;

•	Mining costs average $2.00 per tonne over the life of mine;

•	Mill throughput of 300,000 tonnes per month;

•	Plant costs average $10.27 per tonne;

•	G&A cost is $2.50 per tonne over life of mine; and

•	Capital cost is $267 million including ongoing capital, mining fleet and closure costs.

Cash operating cost (including 3% state royalty) ranges from $259 per ounce to $394 per ounce and averages $359 per ounce over the life of mine.

The financial assessment will be further refined as additional information becomes available from ongoing infill drilling and other test work.

Apart from the indirect benefits of the development of the project, such as the creation of infrastructure, employment of the country’s citizens, transfer of expertise and a growth in Ivorian small and medium size enterprises, it has been estimated that the State’s share of the economic rent from the project, at a gold price of $600 per ounce and under the financial regime as modeled, will amount to 51% of the total, being made up of dividends, royalties, income tax and other taxes and duties.

An economic assessment based on the exploitation of both reserves and potentially mineable material, shows that an operation designed for a throughput of 300,000 tonnes per month would yield an internal rate of return of 21% at a $600 per ounce gold price.

By the end of the year the 30,000 meter drilling program had been completed, plant design had been further advanced and the preliminary mine infrastructure had been laid out. As the project met our hurdle rates, on January 31, 2008 the board approved the development of the Tongon mine and subject to the final conclusion of a mining convention with the State of Côte d’Ivoire.

Upgrading of basic site infrastructure and detailed designs is being progressed along with the initial detailed infill drilling program, construction start-up is planned towards the end of the year with first gold production estimated for the fourth quarter of 2010.

Acquisition of Additional Interest in Tongon Project

On April 4, 2008, we increased our stake in the Tongon project in Côte d’Ivoire from 76% to 81% through the acquisition of 5% of New Mining C.I.’s interest in our joint venture. New Mining C.I. now owns 9% of the project and the Governement of Côte d’Ivoire holds the remaining 10%.

The purchase consideration for the New Mining C.I. interest was a cash payment of $2 million plus a funding option. Should New Mining C.I. elect not to fund its portion of the Tongon development, we will provide the funding on its behalf in exchange for an additional 3% of the project, such funding to be repaid from the project’s future cash flows. In this event, our stake in the project will increase to 84%.

Exploration Projects

Exploration Review

We have a portfolio of projects within some of the most prospective gold belts of both West and East Africa and have operations in six African countries, with 171 targets on 12,623 square kilometers of ground holding, supported by a team of 70 geologists.

In 2007, exploration activities concentrated on the extension of known orebodies and the discovery of new orebodies at producing mines and exploration sites.

Exploration Highlights

•	At Loulo, exploration focused on the next discovery by systematically evaluating targets within the lease area. Of these, Faraba and Baboto are advanced targets and additional exploration is being undertaken.

•	A 1,400 square kilometer land package has been consolidated in the Loulo district, straddling the highly prospective Senegal-Mali shear zone. A helicopter borne VTEM electromagnetic survey has been flown over this entire land package to help with the geological and structural interpretation and target prioritization.

•	At Morila, research concluded that a specific lithological horizon hosts the ore deposit; this is a mafic volcanic unit which marks a change in sedimentation from fine to coarse. The extrapolation of this unit is the focus of follow-up work.

•	In south Mali, generative work continues to prioritize areas of interest. This has led to a joint venture agreement being signed with a Canadian junior over two prospective permits in the Morila region. We also continue to work on early stage exploration projects in the search for new deposits.

•	At Tongon, in the Côte d’Ivoire we successfully completed more than 30,000 meters of diamond drilling and continue to increase the size of the deposit. In addition to the feasibility drilling a review of 19 targets within the Nielle permit has been completed which highlighted 12 targets for follow-up work.

•	In Senegal, encouraging RAB drill results have been returned along 2.8 kilometers of strike at Massawa, which is now a high priority target for diamond drilling. This together with the targets of Sofia, Bakan corridor and Bambadji will be the focus of work in 2008.

•	In Burkina Faso, a review of all the geological and structural data indicates a northeast plunging anticline hosts the Kiaka main zone. The last diamond hole drilled to the north returned 166 meters at 1.26g/t indicating the system is open. A syncline hosts a narrow zone of hanging wall mineralization, which has not been fully tested. An additional program of diamond drilling is in progress to test these two targets. Elsewhere in the permit portfolio the team is developing targets for drilling in the 2008/2009 field season.

•	In Ghana, early stage exploration activities on the Bole permit have highlighted a 14 kilometer long gold in soil anomaly associated with a large regional fold closure, adjacent to a granite greenstone belt contact and major regional shear.

•	In Tanzania, generative work is the driver to build a new portfolio of projects, while work continues on the Miyabi project, a joint venture with African Eagle, who previously identified 520,000 ounces at 1.3g/t.

In summary, we have a quality portfolio of exploration projects in both West and East Africa. This reflects our strategic focus on organic growth through exploration success.

Mali

Loulo

In addition to the conversion work at both the Yalea and Gara orebodies, exploration has concentrated on evaluating targets within the 372 square kilometer permit area.

At the Gara deposit, deep drilling tested the continuation of high grade gold mineralization associated with the plunge of the folded quartz tourmaline unit. This drilling has outlined additional underground mineralized material. The orebody has now been confirmed to vertical depths of almost 700 meters below the surface and is still open.

Faraba is part of a 10 kilometer anomalous structural corridor which also includes the target known as P64. Drilling has so far confirmed the bedrock footprint of mineralization to 3 kilometers and mineralized material of 567,000 ounces at 2.60 g/t has been defined for a 350 meter strike length in the main zone. In addition, 1.5 kilometers to the north a zone of mineralization has been outlined over 600 meters long with an average width of 12 meters and an average grade of 2.2g/t. Drilling in the gap area between the main and north zones has returned multiple mineralized intercepts, the best of which includes FADH015: 13.32 meters at 3.96g/t and 10.55 meters 8.68g/t, FADH019: 4.28 meters at 8.67g/t and FADH026: 13.10 meters at 3.08g/t and 4.55 meters at 9.11g/t. This drilling has confirmed the geological model with drill holes intersecting an approximately 100 meter (true width) zone of strong shearing, alteration and gold mineralization. Drill hole FADH018 drilled at Bandankoto, some 1.5 kilometers south of the main zone, on the same structure returned, amongst other intercepts: 24.12 meters at 2.16g/t. Work in 2008 will concentrate on connecting these zones, which are still separated due to the sheer size of the structure.

Further a field in the Faraba area, a regional RAB drilling program has targeted surface anomalizm and conceptual targets associated with prospective structures along the Faraba-P64 shear corridor. This program has so far returned anomalous intersections at nine different targets.

The Baboto structure is part of a more than 5 kilometer mineralized structure which hosts the known targets of Baboto South, Central and North. At Baboto South, previous RC drilling defined mineralization over a 1.3 kilometer strike length with an average width of 15.63 meters and grade of 1.82g/t, to vertical depths of 95 meters. Two diamond drill holes tested the continuation of the mineralized structure to vertical depths of 250 meters and returned the following results: BDH020: 9.20 meters at 5.28g/t and BDH021: 1.20 meters at 4.00g/t. A ground Induced Polarization (IP) geophysical survey has been completed, covering the entire 5 kilometer Baboto target area. The results define separate, sub-parallel structures hosting the Baboto South, Central and North targets. At Baboto Central, RAB drilling returned encouraging results with hole BARAB58 intersecting 30 meters at 2.15g/t and BARAB59: 21 meters at 2.93g/t. This together with previous results defines 500 meters of continuous mineralization for follow-up testing.

At Loulo 3, a newly identified north-south structure places previous results in better context and highlights a narrow but high grade target. Previous drilling, over a 500 meter strike length, is limited to one diamond hole, an RC hole and a number of RAB drill holes: diamond hole L3DH26: 6 meters at 8.66g/t from 53 meters, RC hole L3RC01: 13 meters at 11.87g/t and RAB holes RAB687: 27 meters at 5.98g/t, RAB692: 8 meters at 11.64g/t, RAB684: 12 meters at 3.65g/t. The latest drilling returned the following intersections: L3DH27: 6.80 meters at 0.72g/t, L3DH28: 14.70 meters at 5.95g/t, including 0.8 meters at 88.10g/t, L3DH29: 3 meters at 10.82g/t. All the data are currently being integrated, modeled and an economic study being completed.

Elsewhere in the Loulo permit, at Yalea South, conceptual diamond drilling intersected mineralization; YSDH06 returned 5 meters at 4.86 g/t associated with fractured quartzites.

Regional Work

Our Kedougou — Kenieba Inlier initiative, established in 2007 to consolidate the most prospective ground in the Loulo district, has been very successful with additional permits being acquired and ground obtained through the conclusion of joint ventures. We signed a joint venture with IAMGOLD, in July 2007, on their 343 square kilometers Bambadji permit, adjacent to Loulo. We have the option to earn a 51% stake in the project by funding and completing a prefeasibility study. Following the prefeasibility study, IAMGOLD can retain a 49% stake in the project by co-funding a full feasibility study or dilute to a 35% stake. The Bambadji permit straddles the Senegal-Malian shear zone and generative work reveals a coincident 25 by 5 kilometer gold in soil anomaly, containing 34 targets which have seen very little follow-up drilling. In addition we acquired the 413 square kilometers Dalama permit from the Senegal government and we have signed a joint venture agreement with CLIB, a local Malian company, on two permits directly north of Loulo. These permits together with the Loulo and Selou permits have consolidated a 1,400 square kilometers ground holding.

Following this successful ground consolidation in the Loulo district we have completed flying a VTEM airborne electromagnetic (AEM) survey over the area. The strategy behind this survey is that the AEM will provide a more detailed geological and structural framework of the area, especially in areas of low magnetic response and surface regolith cover. This will enable us to integrate our datasets and models to prioritize targets for follow-up investigation.

Morila Exploitation Lease

At Morila, further research has confirmed mineralization is the result of a multistage intrusion related gold system and a specific mafic volcanic lithological horizon hosts the orebody, marking a change from fine to coarse sedimentation. This unit has been extrapolated away from the mine and a four hole, 2,441 meter diamond drilling program (MEX1-4), was completed as an initial follow-up focusing on the northern and eastern margins of the orebody. Results for the two northern holes (MEX1-2) confirm the termination of the orebody, while MEX 3 intersected a broad zone of lowgrade gold mineralization along the eastern pit-margin (45 meters at 0.45g/t, including 8 meters at 1.27g/t from 565 meters) associated with a moderate to steeply dipping structure, which is in sharp contrast to the general flat lying nature of the orebody. The potential for this structure to flatten, creating zones of dilation, is considered to be a high priority target for follow-up work.

Morila Region and Southern Mali

The Southern Mali region is a highly prospective terrain as emphasized by the past discoveries of the Morila and Syama deposits. However, the entire region is heavily lateritized and rock outcrop is very limited. The most obvious regional soil geochemical anomalies have been investigated and no recent discoveries have been made in the region. We continue with generative programs and the development of conceptual ideas and as part of the regional program our teams have prioritized areas of interest and carried out a number of due diligence reviews. This program has led to a joint venture agreement with Canadian junior African Gold Group over two prospective permits in the Morila region. Teams are already on the ground. We have also continued to work on early stage exploration projects to identify targets for possible drill testing. This has resulted in the turnover of a number of permits in the search for new deposits.

Senegal

In Senegal, we have an increased permit portfolio of six permits covering 2,125 square kilometers over the prospective Sabodala volcano-sedimentary belt and the Senegal-Malian shear zone.

On the Kounemba permit, the Massawa target was first identified in 2007 and locates on the Main Transcurrent Shear Zone (MTZ). It was initially characterized by a 3.5 kilometer long by 100 to 400 meter wide plus 50ppb gold in soil anomaly. At surface mineralization is associated with gossanous shears and quartz stockworks hosted by volcanics and sediments.

Initial RAB drilling along 400 meter spaced lines confirmed bedrock mineralization over 2.8 kilometers including the following results: MWRAB13: 27 meters at 1.12g/t, MWRAB14: 6 meters at 5.42g/t, MWRAB15: 3 meters at 8.89g/t, MWRAB24: 12 meters at 1.12g/t, MWRAB28: 30 meters at 4.60g/t, MWRAB29: 9 meters at 1.56g/t, MWRAB61: 12 meters at 1.04g/t and MWRAB62: 36 meters at 1.12g/t. This in turn has been confirmed by 7 diamond holes for 1,645 meters drilled on 400 meter spaced lines.

Geologically the boreholes intersected a sequence of interbedded sediments and volcanics, which have been intruded by felsic dykes, gabbros and granitic bodies. The rock units have been affected by northeast shearing, associated with the MTZ which in turn has been reactivated dextrally by north-south belt discordant structures, resulting in dilation and mineralization.

Mineralization locates in various lithologies but is structurally controlled with a prominent hanging wall and footwall structure, often graphitic. There are varying degrees to the intensity of alteration (silica-carbonate-sericite-pyrite-arsenopyrite) and locally brecciation and brittle fracturing are associated with the gold mineralization. The results from this first phase of drilling are presented in the table below.

At December 31, 2007 Hole Id	From (m)	To (m)	Width (m)	Grade (g/t)	Including
MWDDH001	67.02	82.45	15.43	1.59
	118.55	122.90	4.35	6.71
	132.93	138.50	5.57	8.80
MWDDH002	108.20	112.20	4.00	1.47
	135.94	148.10	12.16	2.90
MWDDH003	78.00	87.30	9.30	3.80
	94.04	100.00	5.96	5.47
	131.80	140.50	8.70	2.60
MWDDH004	140.62	143.7	3.08	1.60
MWDDH005	102.00	105.40	3.40	2.70
	137.00	146.52	9.52	6.90	2.07m @ 28.40g/t
MWDDH006	104.50	115.09	10.59	1.68
	132.45	148.58	16.13	4.10
	176.50	178.50	2.00	2.45
	240.05	262.00	21.95	1.74	7.45m @ 3.31g/t
MWDDH007	156.00	183.32	27.32	5.80	1.00m @ 95.50g/t; 1.10m @ 32.30g/t
	217.20	237.00	19.80	1.15
	306.00	308.00	2.00	3.59

An additional 2,436 meters of infill RAB drilling, closing the line spacing to 200 meters, has been completed and returned high grade results from 3 meter composite samples, including MWRAB102: 24 meters at 8.58g/t, including 3 meters at 58.70g/t, MWRAB106: 39 meters at 10.60g/t including 3 meters at 36.40g/t and 9 meters at 30.95g/t, MWRAB109: 30 meters at 11.01g/t, including 3 meters at 44.60g/t, 3 meters at 26.90g/t and 3 meters at 33.30g/t, MWRAB111: 20 meters at 4.09g/t, MWRAB132: 15 meters at 2.60g/t and MWRAB156: 27 meters at 3.03g/t. Mineralization is open along strike to the northeast and southwest. A 7,000 meter plus diamond drilling program has been commissioned to delineate the mineralized zone and commence an evaluation of this target. Concurrent with this drilling additional soil sampling has extended the anomaly by a further 3.4 kilometers to 6.2 kilometers and RAB drilling is ongoing.

Delaya is defined by a 6 kilometer by 100 meter plus 20ppb gold anomaly. Bedrock mineralization was previously delineated over a 700 meter strike extent by trenching results which include DLT003: 11.15 meters at 9.60g/t, DLT004: 4 meters at 1.60g/t, DLT005: 4.5 meters at 7.54g/t, DLT006: 7.45 meters at 1.98g/t and 6.2 meters at 7.59g/t, DLT008: 18 meters at 0.68g/t and DLT009: 2 meters at 5.69g/t. This was confirmed by an initial five- hole, 1,000 meter diamond core program which returned results; DLD001: 9.83 meters at 1.80g/t (from 77 meters), DLD002: 12.44 meters at 5.07g/t (from 177 meters) including 7.00 meters at 8.19g/t, DLD003: 3.00 meters at 1.80g/t and DLD004: 3.8 meters at 4.80g/t. Mineralization is hosted within a package of schists, strongly sheared and altered by silica-sericite-iron and sulfides present are disseminated pyrite and arsenopyrite.

Additional RAB drilling returned positive results; firstly on a line 200 meters north of diamond drill hole DLD002: DLRB005: returned 6 meters at 2.49g/t, DLRB006: 6 meters at 1.98g/t and DLRB010: 3 meters at 3.00g/t. The second line was drilled approximately 2 kilometers to the south of the known mineralization testing a plus 250ppb gold in soil anomaly. RAB hole DLRB030 returned 21 meters at 4.87g/t. Further RAB drilling is planned to define borehole locations for the next round of diamond drilling in 2008.

Sofia is part of a 7 kilometer anomalous north-south structural corridor which also hosts the Mikona, Majiva and Matiba targets within ground held by ourselves. This system continues to the north for an additional 10 kilometers and hosts the Niakafiri deposit owned by Oromin and the Sabodala deposit (MDL). Further RAB drilling has started to test this large corridor prior to diamond drilling.

The Bakan corridor groups together a number of anomalous gold in soil targets (Bakan, Tina, Tizia, Khosa, Tiwana and Tina) along a 10 kilometer segment of the northeast trending Kossanto structural corridor, which is sub-parallel to the MTZ, which host to the Massawa target. The geology of the corridor comprises of a northeast sequence of ultramafic units, felsic and intermediate volcanics (andesites, dacites and rhyodacites), cherts and intrusive suites ranging from diorite to monzonites.

Extensive lithosampling carried out across the corridor has revealed mineralization to be associated with deformed and altered felsic intrusives. Follow up trenching has confirmed bedrock mineralization: at Bakan BKTR002: 38.00 meters at 2.00g/t; BKTR005: 4.00 meters at 2.38g/t and 4 meters at 1.80g/t; BKTR006: 69.70 meters at 1.89g/t; and at Tina: TNTR002: 24.00 meters at 1.50g/t; TNTR003: 20.80 meters at 1.76g/t. Tiwana: one line of RAB holes, testing a 3500 meter by 200 meter plus 20ppb gold soil anomaly returned encouraging results, defining a 125 meter wide anomalous zone (plus 0.3g/t) including: TWRAB03 (18 meters at 1.40g/t) and TWRAB06 (36 meters at 0.63g/t including 6 meters at 2.60g/t). RAB drilling continues in order to prioritize the location of diamond drill holes for testing during 2008.

Burkina Faso

On the Kiaka target in Burkina Faso, a geological estimate of 2 million ounces at approximately 1g/t has been calculated confirming the large tonnage, low grade, bulk mineable nature of the target. Drilling has confirmed the continuity of the wide low grade mineralization over a strike length of 1.25 kilometers.

There are two styles of mineralization:

•	Broad low grade main zone: the mineralization is associated with schists and quartzites and fine disseminated sulfides (pyrite).

•	Narrow high grade hanging wall zone: the mineralization is associated with strongly altered, (silica-biotite-chlorite) sulfide rich (5-22% arsenopyrite) sediment.

Preliminary metallurgical samples, sent to Loulo, have returned encouraging results using a basic bottle roll method. Recoveries from oxide ore returned 91.09%, transitional ore 86.94% to 95.28% and fresh rock 68.84% to 84.57%.

A review of all the geological and structural data indicates a 10 to 20 degree northeast plunging anticline hosts the Kiaka main zone, with the last diamond hole drilled to the north returning 166 meters at 1.26g/t and a syncline hosts hanging wall mineralization. An additional program of diamond drilling is being planned to test the down plunge extension of mineralization. Elsewhere in the permit portfolio the team is developing targets for drilling in the next field season.

Ghana

In Ghana, we have been turning ground over in the search for advanced targets and deposits. We currently have a portfolio of three permits covering 922 square kilometers.

On the Bole NE concession at the Zamsa target field mapping combined with logging of trenches and the interpretation of geological and structural data have defined a large scale anticline fold adjacent to the main Bole-Bolgatanga regional structure. It is apparent that when the gold results from the soil sampling are overlain on the fold, anomalous values correlate clearly with parasitic folds on the limbs of this large regional fold along a 14 kilometer strike length. RAB drilling proposals are currently being prepared as a first pass follow-up to this large regional target.

Côte d’Ivoire

One of the most important and successful highlights of the year was the resumption of full scale exploration at Tongon and the completion of the feasibility drilling. We completed 181 diamond drill holes for 33,973 meters, against a planned budget of 30,000 meters.

In addition to the feasibility drilling, a review of 19 targets within the Nielle permit has been completed, highlighting 12 for follow-up work. Tongon South is the highest priority. This target is characterized by a strong surface gold geochemical anomaly, 1 kilometer long at plus 500ppb and has only been tested by two trenches so far: TST002: 16 meters at 8.37g/t and TST004: 6 meters at 2.06g/t, 2 meters at 12.86g/t and 4 meters at 2.10g/t. Additional trenching is underway to define drill programs for 2008.

In the Côte d’Ivoire we have a portfolio of six permits covering 4,880 square kilometers in both the north and south of the country. In the south, first pass reconnaissance exploration has been completed on the Apouasso and Dignago permits. On the Apouasso permit located in the southeast of the country close to the Ghana border, a 1,000 meter by 200 meter regional soil sampling program has returned a 10 kilometer, plus 10 ppb regional gold anomaly, including a maximum value of 925 ppb associated with the contact between a volcano-sedimentary belt and granite. On the Dignago permit, located in the southwest of the country, regional soil sampling has defined a 5 by 2 kilometer plus 10 ppb regional soil anomaly, reconnaissance work continues on both permits.

The Boundiali permits (1,314 square kilometers), located in the north of the country and approximately 100 kilometers west of Nielle, hosts the advanced target of Tiasso. Early stage exploration work comprising a soil survey, trenching and pitting, has defined a significant drill target with a strike length of 2 kilometers. Sub-surface mineralization in saprolite with a trench intersection of 25 meters at 4.39g/t highlights the prospectivity of this target and preparations are underway to drill test.

Tanzania

In Tanzania, generative work continues to drive the building of a new portfolio of projects. A joint venture agreement was signed with African Eagle Miyabi on their Miyabi project. A Phase 1 diamond drilling program has been completed with a total of 20 holes for 4,078 meters. Drilling was completed along two fence lines, named Shambani and Kilimani after the two deposits over which the drill lines cross, and two shorter lines targeting specific IP targets; IP070 and Kilimani SW lines. The strategy behind this drilling was to get a better understanding of the 7 kilometer by 2 kilometer Miyabi structural corridor in terms of geology, structure, alteration and mineralization. The results have not confirmed a larger mineralized system beyond that already defined by African Eagle. Mineralization is restricted to the intersection of folded iron rich sediments and volcanic and northeast trending shears. This results in short strike length and steep plunging pods of mineralization. Work has now focused on the evaluation of the 20 kilometer northwest trending corridor.

Also in Tanzania, we have shifted some of our exploration emphasis to the mobile belts surrounding the Archaean Cratons. Gold mineralization is hosted in highly deformed and silicified metamorphosed rock units above a major thrust. The units consist of thinly bedded impure marble (probably originated from mixed calcareous and argillaceous sediments, metamorphosed to garnet, graphite and biotite lenses) and biotite gneiss/granulite.Early stage exploration has commenced on reconnaissance permits in the Morogoro area.

Mineral Rights and Permits

The following maps show the position of our current permits in West Africa and Tanzania:

Locality of Randgold Resources permits in West Africa

Locality of Randgold Resources permits in Tanzania

The following table outlines the status of our permits as of April 30, 2008:

COUNTRY	TYPE	AREA (Km2)	AREA (Sq Miles)	EQUITY (%)
MALI
Loulo	EP	372	144	80.0
Morila	EEP	132	51	80.0
Morila	EP	200	77	40.0
Bena	EEP	13	5	100.0
Sinnboo	AE	282	109	100.0
Syeba	AE	81	31	100.0
Bagoe-est	EEP	183	71	*
Bagoe-ouest	EEP	176	68	*
COTE D’IVOIRE
Nielle	EEP	671	259	81.0
Boundiali	EEP	1314	507	81.0
Dabakala	EEP	191	74	81.0
Dignago	EEP	1000	386	100.0
Apouasso	EEP	1000	386	100.0
Mankono	RP	704	272	81.0
SENEGAL
Kanoumering	EEP	405	156	90.0
Kounemba	EEP	408	158	90.0
Miko	EEP	95	37	90.0
Dalema	EEP	413	159
Tomboronkoto	EEP	403	156	90.0
Bambadji	EEP	401	155	51.0
TANZANIA
Nyabigena South	PL	18	7	100.0
Nyabigena South	PL	18	7	100.0
Kajimbura South	PL	23	9	100.0
Kajimbura North	PL	23	9	100.0
Simba Sirori South	PL	26	10	100.0
Nyamakubi	PL	21	8	100.0
Nyamakubi South re-appl	PL	21	8	100.0
Kiabakari East	PL	62	24	100.0
Miyabi JV Licences	PL	504	195	*
Mtamba	PL	62	24	100.0
Buhemba South	PL	145	56	100.0
BURKINA FASO
Danfora	EEP	45	17	90.0
Kiaka	EEP	244	94	90.0
Basgana	EEP	250	97	90.0
Bourou	EEP	122	47	90.0
Tanema	EEP	247	95	90.0
Kaibo	EEP	250	97	90.0
Yibogo	EEP	247	95	90.0
Nakomgo	EEP	235	91	90.0
Gogo	EEP	250	97	90.0
Safoula	EEP	249	96	90.0
Tiakane	EEP	196	76	90.0

COUNTRY	TYPE	AREA (Km2)	AREA (Sq Miles)	EQUITY (%)
GHANA
Bole NE	RL	866	334	90.0
Zamsa	PL	150	58	90.0
TOTAL AREA		12718	4910

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

New Business

We have continued to assess new business and merger and acquisition opportunities worldwide, while retaining our focus on organic growth within the African continent. We remain committed to exploring profitable merger and acquisition opportunities, rating them against our organic growth prospects.

During 2007, organic growth opportunities were evaluated in the six countries in which we are operational and we visited five additional countries and numerous gold projects.

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

Strive to optimize the consumption of energy, water and other natural resources.

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

The Morila Mine maintained its International Standard Organization (ISO14001) certification during 2007. In the second year of production at the Loulo mine, ISO14001 training procedures continued with the aim of moving towards compliance.

At Loulo, the cyanide detoxification process continued and it is scheduled for completion by the third quarter of 2008.

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

We believe that we are entitled to recover $59.3 million from MDM. This comprises payments totaling $32 million which have been capitalized as part of the cost of the project, $15.2 million in respect of damages arising from the delayed completion of the project, and advances of $12.1 million (December 31, 2006: $12.1 million) included in receivables. Of this latter amount, $7 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets.

As part of our efforts to recoup the monies owed to us, MDM was put into liquidation on February 1, 2006. This resulted in a South African Companies Act Section 417 investigation into the business and financial activities of MDM, its affiliated companies and their directors. This investigation was completed in the last quarter of 2007 and legal proceedings have been instituted by the liquidators against numerous creditors who had received preferential payments in the six months prior to MDM’s liquidation. Proceedings are ongoing and it is expected that these claims will be heard by the South African courts in the last quarter of 2008 or the first quarter of 2009.

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

Recovery of the other $47.2 million is dependent on the extent to which there is any amount in the free residue. The ultimate outcome of this claim cannot presently be determined and there is significant uncertainty surrounding the amount that will ultimately be recovered. The financial statements do not reflect any adjustment to the cost of the Loulo development that may arise from this claim, or any additional income that may arise from the claim for damages, or any charge that may arise from MDM’s inability to settle amounts that are determined to be payable by MDM to us in respect of the Loulo development.

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

Impact of Favorable Tax Treaties

Morila SA benefited from a five year tax holiday until November 14, 2005. Loulo SA also benefits from a five year tax holiday in Mali. The tax holiday commenced on November 8, 2005. The benefit of the tax holiday to the group was to increase its net income by $11 million, $9.1 million and $22.6 million for the years ended December 31, 2007, 2006 and 2005 respectively.

Under Malian tax law, income tax is based on the greater of 35% of taxable income or 0.75% of gross revenue.

The Morila and Loulo operations have no unused assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2007 and 2006 respectively, for deduction against future mining income.

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

We have followed a hedging strategy the aim of which is to secure a floor price which is sufficient to protect us in periods of significant capital expenditure and debt finance, while at the same time allowing significant exposure to the spot gold price. Accordingly, we have made use of hedging arrangements. Under the terms of the Morila project loan, we were required to hedge 50% of approximately 36% of Morila’s first 5 years of production. The last remaining hedges were closed out during 2004.

Our prior financing arrangements for the development of Loulo included provisions for gold price protection. Although the facility was fully repaid in December 2007, these instruments are still in place. At March 31, 2008, 189,741 ounces had been sold forward at an average price of $447 per ounce. This represents approximately 18% of planned production at Loulo for the period ending December 2010.

Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production, which could have a material impact on our revenues.

Our Realized Gold Price

The following table sets out the average, the high and the low afternoon London Bullion Market fixing price of gold and our average US dollar realized gold price during the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31,
	2007		2006		2005
Average	695		604		444
High	841		725		537
Low	608		525		411
Average realized gold price	636	(1)	571	(1)	449	(1)
(1)	Our average realized gold price differs from the average gold price as a result of the timing of our gold deliveries and different realized prices achieved on the hedge book.

Costs and Expenses

Our operations currently comprise two operations mined by contractors. Milling operations are undertaken by the group’s own employees. Total cash costs in the year ended December 31, 2007 as defined by guidance issued by the Gold Institute made up approximately 72% of total costs and expenses and comprised mainly mining and milling costs, including labor and consumable stores costs. Consumable stores costs include diesel and reagent costs. Contractor costs represented 44% of total cash costs, with diesel and reagent costs making up 37% of total cash costs. Direct labor costs accounted for approximately 7% of total cash costs. For a definition of total cash costs, please refer to ‘‘Item 3 — Key Information’’.

The price of diesel acquired for the Morila and Loulo operations increased during the year ended December 31, 2007 which impacted negatively on total cash costs. Should these prices increase further, this could impact significantly on total cash costs mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet. Mining contractor costs, which are Euro denominated at Morila, also increased during 2007. Higher oil prices and the effect of the weaker US dollar against the euro also impacted costs during the past year.

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

Looking Forward

Loulo’s 2008 production is expected to be in line with the 2007 production. The underground development at Yalea is well underway and should access first ore during the first half of 2008 with full production due in 2009. Yalea is the first of the two Loulo underground mines and is currently a bigger orebody with higher grades than the Gara deposit. The underground mines are expected to not only add life to Loulo but to increase levels of annual production to in excess of 400,000 ounces in 2010.

The current mine plan at Morila anticipates production for 2008 to be approximately 430,000 ounces.

We assumed the operatorship of the mine effectively from February 15, 2008, following AngloGold Ashanti’s consideration of its intent of the disposal of its 40% share in Morila.

Total cash costs for the group are estimated to increase year on year between 10% and 15% depending on oil price and euro-dollar exchange rate assumptions, which have a material impact on operating costs.

Site establishment at the Tongon project has commenced. We are still confident that, absent any disruptions in Côte d’Ivoire, we will be in production by late 2010. Detailed design and engineering studies are expected to be completed by mid-year, which will form the basis for the tender process and provide an update on the project parameters.

In the coming year, exploration expenditure is expected to remain high, with significant drill programmes anticipated across the portfolio, especially in Senegal, Mali and the Côte d’Ivoire.

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

Valuation of Long-Lived Assets

Management compares the carrying amounts of property, plant and equipment to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. In determining if the asset can be recovered, we compare the recoverable amount to the carrying amount. If the carrying amount exceeds the recoverable amount, we will record an impairment charge in the income statement to write down the asset to the recoverable amount. To determine the value in use amount, management makes its best estimate of the future cash inflows that will be obtained each year over the life of the mine and discounts the cash flow by a rate that is based on the time value of money adjusted for the risk associated with the applicable project. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of future cash flows from other asset groups. With the exception of mine-related exploration potential, all assets at a particular operation are considered together for purposes of estimating future cash flows.

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

Exploration and evaluation costs

We expense all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realized, i.e. ‘probable’. While the criteria for concluding that an expenditure should be capitalized are always probable, the information that the directors use to make that determination depends on the level of exploration.

Exploration and evaluation expenditure on greenfield sites, being those where we do not have any mineral deposits which are already being mined or developed, is expensed as incurred until a final feasibility study has been completed, after which the expenditure is capitalized within development costs if the final feasibility study demonstrates that future economic benefits are probable.

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a prefeasibility study, after which the expenditure is capitalized as a mine development cost. A ‘prefeasibility study’ consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The prefeasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the group will obtain future economic benefit from the expenditures.

Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a prefeasibility study. This economic evaluation is distinguished from a prefeasibility study in that some of the information that would normally be determined in a prefeasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that more likely than not we will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are also capitalized. These costs are capitalized within development costs.

Receivables

Receivables are recognized initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, receivables are measured at amortized cost using the effective interest method, less for provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

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

Recent accounting pronouncements

IFRS 8 Operating Segments (effective for annual periods beginning on or after January 1, 2009)

The objective of this IFRS is to require entities to disclose information to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates. The company will apply IFRS 8 from January 1, 2009, but it is not expected to have any impact on the accounts of the company or group.

Amendment to IFRS 2 Share-based Payment:     Vesting Conditions and Cancellations (effective for accounting periods beginning on or after January 1, 2009).

The Amendment to IFRS 2 is of particular relevance to companies that operate employee share savings plans. This is because it results in an immediate acceleration of the IFRS 2 expense that would otherwise have been recognized in future periods should an employee decide to stop contributing to the savings plan, as well as a potential revision to the fair value of the awards granted to factor in the probability of employees withdrawing from such a plan. We will apply this amendment from January 1, 2009 but it is not expected to have any impact on the accounts of the company.

Revised IFRS 3 Business Combinations and complementary Amendments to IAS 27 (effective for accounting periods beginning on or after July 1, 2009).

The revised IFRS 3 and amendments to IAS 27 arise from a joint project with the Financial Accounting Standards Board (FASB), the US standards setter, and result in IFRS being largely converged with the related, recently issued, US requirements. There are certain very significant changes to the requirements of IFRS, and options available, if accounting for business combinations. We will apply this amendment from January 1, 2010 but it is not expected to have any impact on the accounts of the company.

Amendments to IAS 1 Presentation of Financial Statements and to IAS 32 Financial Instruments: Presentation – Putable Financial Instruments and Obligations Arising on Liquidation (effective for accounting periods beginning on or after January 1, 2009).

Many financial instruments that would usually be considered equity allow the holder to ‘put’ the instrument (to require the issuer to redeem it for cash). Currently these financial instruments are considered liabilities, rather than equity. These amendments to IAS 32 address this issue and require entities to classify the following types of financial instruments as equity, provided they have particular features and meet specific conditions:

•	putable financial instruments (for example, some shares issued by co-operative entities); and

•	instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rate share of the net assets of the entity only on liquidation.

We will apply this amendment from January 1, 2009 but it is not expected to have any impact on the accounts of the company.

IAS 23 Borrowing Costs (revised) (effective for accounting periods beginning on or after January 1, 2009).

The main change from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The company will apply IAS 23 (revised) from January 1, 2009, but it is not expected to have any impact on the accounts of the company or group, as the policy applied by the company is in line with the revised IAS 23.

IFRIC Interpretation 11 IFRS 2 Share-based Payment – Group and Treasury Share Transactions (effective for annual periods beginning on or after March 1, 2007)

This interpretation addresses the classification of a share-based payment transaction (as equity- or cash-settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving accounts of the company or group. The company applied IFRIC Interpretation 11 from March 1, 2007, but it is not expected to have any impact on the accounts of the company or group.

IFRIC Interpretation 12 Service Concession Arrangements (effective for annual periods beginning on or after January 1, 2008)

This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession arrangements. The company applied IFRIC 12 from January 1, 2008, but it is not expected to have any impact on the accounts of the company or group.

IFRIC 13 Customer loyalty programs (for annual periods beginning on or after July 1, 2008).

This interpretation addresses sale transactions in which the entities grant customers aware credits that, subject to meeting any further qualifying conditions, the customers can redeem in future for free discounted goods or services. The company will apply IFRIC 13 from July 1, 2008, but it is not expected to have any impact on the accounts of the company or group.

IFRIC 14 and IAS 19 The limits on defined asset, minimum funding requirements and their interaction – (for annual periods beginning on or after January 1, 2008).

This interpretation clarifies when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS19, how a minimum funding requirement might affect the availability of reductions in future contributions and when a funding requirement might give rise to a liability. The company will applied IFRIC 14 from January 1, 2008, but it is not expected to have any impact on the accounts of the company or group.

A.	OPERATING RESULTS

Our operating and financial review and prospects should be read in conjunction with our consolidated financial statements, accompanying notes thereto, and other financial information appearing elsewhere in this Annual Report.

Years Ended December 31, 2007 and 2006

Total revenue

From the year ended December 31, 2006 to the year ended December 31, 2007, total revenues from gold sales increased by $24.5 million, or 9%, from $258.3 million to $282.8 million. This is due to a year on year increase in the average gold price received of $652 from $586 in 2006 and an increase in the gold production of 23,072 ounces at Loulo, partially offset by a decrease in attributable production at Morila of 26,741 ounces.

Other Income

Other income totaled $1 million for the year ended December 31, 2007 compared to $1.2 million for the year ended December 31, 2006. It consists mainly of cost recoveries, which are fees recovered from exploration joint ventures.

Costs and Expenses

Total Cash Costs

The following table sets out our total ounces produced and total cash cost and production cost per ounce for the years ended December 31, 2007 and 2006:

	Year Ended December 31,
	2007		2006
	Ounces	$ Per Ounce	Ounces	$ Per Ounce
Morila (40% share) cash costs	179,926	332	206,667	258
Loulo (100% share) cash costs	264,647	372	241,575	328
Total ounces (attributable production)	444,573		448,242
Group total cash cost*		356		296
Total production cost per ounce under IFRS†		403		347
*	For a definition of cash costs, please see ‘‘Item 3. Key Information — A. Selected Financial Data’’.
†	Total production cost includes total cash costs and also the depreciation and amortization cost which is discussed below.

Year on year the total cash costs increased by approximately 19%, attributable to higher mining contractor costs at both operations as well as the impact of higher diesel prices, the effect of the weak US dollar on the euro-based component of the operational costs, the increased royalties payable resulting from the higher average gold price received and general cost increases in other commodities and consumables. Consequently, the total cash cost per ounce of $356/oz increased by 20% year on year.

Royalties increased by $1.3 million, or 8%, to $18.3 million for the year ended December 31, 2007 from $17 million for the year ended December 31, 2006. The increased royalties reflect increased gold sales and a higher gold price received.

Other mining and processing costs comprise various expenses associated with providing on mine administration support services to the Morila and Loulo mine. These charges amounted to $13.6 million for the year ended December 31, 2007 and to $13 million for the year ended December 31, 2006.

Depreciation and Amortization

Depreciation and amortization of $21 million for the year ended December 31, 2007 compares to $22.8 million for the year ended December 31, 2006. This includes depreciation charged at both operations.

Exploration and Corporate Expenditure

Exploration and corporate expenditure was $35.9 million for the year ended December 31, 2007, and $28.8 million for the year ended December 31, 2006. The increase of $7.1 million from the previous year is a consequence of the increased expenditure on the Tongon project during the year, as well as bonus accruals which were increased in line with the company’s share price performance during the year.

Other expenses

Other expenses for the year ended December 31, 2007 of $5 million and of $3.7 million for the year ended December 31, 2006 primarily consist of exchange losses and relate primarily to Loulo and Morila and result from the weakening of the US dollar against other currencies in which goods and services are denominated, as well as a tax adjustment mainly related to payroll and withholding taxes at Morila of $3.2 million.

Finance Income

Finance income amounts consist primarily of interest received on cash held at banks, as well as exchange gains on financing activities. Finance income of $9.2 million for the year ended December 31, 2007 is in line with the $8.7 million for the year ended December 31, 2006. The effective interest rate for 2007 was 4.56% compared to 4.82% in 2006.

Finance costs

Finance costs for the year ended December 31, 2007 was $5.8 million and comprised mainly of the interest on the Loulo project loan, as well as interest on the Loulo Caterpillar finance lease. The interest expense for the year ended December 31, 2006 was $6.4 million and the decrease year on year is mainly the result of the full repayment of the corporate revolving credit facility of $40.8 million at the beginning of December 2007. The corporate facility remains in place should it be required.

Income Tax Expense

The income tax expense amounted to $21.3 million for the year ended December 31, 2007 and $23.1 million for the year ended December 31, 2006. The decrease in the tax expense is the result of a decrease in profit before tax from 2006 to 2007 at Morila. Morila SA benefited from a five year tax holiday until November 14, 2005. Loulo SA also benefits from a five year tax holiday in Mali. The tax holiday commenced on November 8, 2005. Under Malian tax law, income tax is based on the greater of 35% taxable income or 0.75% of gross revenue.

Minority Interests

The minority interests for the years ended December 31, 2007 and December 31, 2006 represent the 20% minority share of the profits at Loulo since production commenced in November 2005.

Years Ended December 31, 2006 and 2005

Total revenue

Total revenues from gold sales for the year ended December 31, 2006 was $258.3 million and was an increase of $106.8 million, or 70.5%, from $151.5 million for the year ended December 31, 2005. This was due to 119,814 more attributable ounces available for sale as a result of Loulo’s first full year of production and an improved average gold price per ounce of $576 for 2006 (which includes the impact of losses on hedges) compared to $449 for 2005. These elements were partially offset by lower head grade milled at both Loulo (29% decrease) and Morila (29% decrease). At Loulo the head grade milled decreased year on year due to only two months of oxide material that was milled during 2005, compared to a full year of oxide and sulfide materials milled during 2006.

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

Costs and Expenses

Total Cash Costs

The following table sets out our total ounces produced and total cash cost and production cost per ounce for the years ended December 31, 2006 and 2005:

	Year Ended December 31,
	2006		2005
	Ounces	$ Per Ounce	Ounces	$ Per Ounce
Morila (40% share) cash costs	206,667	258	260,444	210
Loulo (100% share) cash costs	241,575	328	67,984	165
Total ounces (attributable production)	448,242		328,428
Group total cash cost*		296		201
Total production cost per ounce under IFRS†		347		237
*	For a definition of cash costs, please see ‘‘Item 3. Key Information — A. Selected Financial Data’’.
†	Total production cost includes total cash costs and also the depreciation and amortization cost which is discussed below.

Our group total cash cost per ounce increased $95 per ounce, or 47%, to $296 per ounce for the year ended December 31, 2006 from $201 per ounce for the year ended December 31, 2005. Industry wide cost pressures have continued resulting from the weak dollar, which increases the US dollar value of costs in other currencies such as Euros, high diesel and steel prices and contract mining costs. Despite these cost pressures, costs have been well controlled at both Loulo and Morila and the lower grade processed is the main factor contributing to the increased cost per ounce. Grades have decreased from 5.9 g/t in 2005 at Morila to 4.2 g/t in 2006, and at Loulo from 4.5 g/t to 3.2 g/t as per the respective life of mine plans.

Royalties increased by $6.7 million, or 65%, to $17 million for the year ended December 31, 2006 from $10.3 million for the year ended December 31, 2005. The increased royalties reflect increased gold sales and a higher gold price received.

Other mining and processing costs comprise various expenses associated with providing on mine administration support services to the Morila and Loulo mine. These charges increased to $13 million for the year ended December 31, 2006 from $7.4 million for the year ended December 31, 2005 reflecting the first full year of production at Loulo.

Depreciation and Amortization

Depreciation and amortization charges increased to $22.8 million for the year ended December 31, 2006 from $11.9 million for the year ended December 31, 2005. This is mainly the result of Loulo’s first full year of production. Depreciation of $16.6 million was charged at Loulo during 2006.

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

Other expenses

The exchange losses for the year ended December 31, 2006 of $3.7 million and $1.5 million for the year ended December 31, 2005 relate primarily to Morila and Loulo and result from the weakening of the US dollar against other currencies in which goods and services are denominated.

Finance Income

Interest income amounts consist primarily of interest received on cash held at banks. Finance income of $8.7 million for the year ended December 31, 2006, increased by $6.6 million or 314% from $2.1 million for the year ended December 31, 2005. This is due to higher average cash balances held throughout 2006 compared to 2005 following the issue of shares in November 2005, as well as an increase in the effective interest rate on bank deposits. The effective interest rate for 2006 was 4.82% compared to 2.77% in 2005. Finance income for the year ended December 31, 2006 also included foreign exchange gains on financing activities amounting to $1.3 million.

Finance costs

Finance costs for the year ended December 31, 2006 was $6.4 million and comprised mainly of the interest on the Loulo project loan, as well as interest on the Loulo Caterpillar finance lease. The finance costs for the year ended December 31, 2005 was $3.5 million and the increase year on year is mainly the result of an increase in the weighted average Loulo project loan balance outstanding, the capitalization of interest in 2005 on the Loulo development and increased interest rates. The weighted average interest rate on the Loulo project loan increased from 5.14% in 2005 to 6.83% in 2006. Finance costs for the year ended December 31, 2005 also included foreign exchange losses on financing activities amounting to $1.4 million.

Income Tax Expense

The income tax expense amounted to $23.1 million for the year ended December 31, 2006 compared to $0.2 million for the year ended December, 31 2005. The increase in the tax expense is the result of the first full year of corporate tax at Morila. Morila SA benefited from a five year tax holiday until November 14, 2005. Loulo SA also benefits from a five year tax holiday in Mali. The tax holiday commenced on November 8, 2005. Under Malian tax law, income tax is based on the greater of 35% taxable income or 0.75% of gross revenue.

Minority Interests

The minority interests for the years ended December 31, 2006 and December 31, 2005 represent the 20% minority share of the profits at Loulo since production commenced in November 2005.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash Resources

The group had $294.2 million cash and cash equivalents for the year ended December 31, 2007 and $143.4 million for the year ended December 31, 2006.

Operating Activities

Net cash provided by operating activities was $62.2 million for the year ended December 31, 2007 and $70.4 million for the year ended December 31, 2006. The $8.2 million decrease was mainly the result of the decrease in profit after tax.

Receivables include $18.8 million net of a provision to reflect the time value of money for the year ended December 31, 2007 ($18.4 million for the year ended December 31, 2006) relating to indirect taxes owing to Morila SA and Loulo SA by the State of Mali. Receivables also include advances made to a contractor at Loulo totaling $12.1 million net of a provision to reflect the time value of money for the year ended December 31, 2007 ($11.8 million for the year ended December 31, 2006). Significant uncertainties exist relating to the recoverability of the advances to the contractor. More detail is given in note 23 of our audited consolidated financial statements.

Net cash provided by operating activities was $70.4 million for the year ended December 31, 2006 and $29.7 million for the year ended December 31, 2005. The $40.7 million increase was mainly the result of the first full year of production at Luolo and higher average gold prices received.

Investing

Investing activities for the year ended December 31, 2007 utilized $96.9 million compared to $61.4 million utilized for the year ended December 31, 2006. Investing activities include the acquisition of investments in US auction rate securities amounting to $49 million. The trading market for these instruments has become substantially illiquid as a result of unusual conditions in the credit markets. The company continues to receive interest payable on these securities. Historically, these securities were presented as current assets on the company’s balance sheet. Given the current trading market, these securities, which were originally purchased in 2006, have been reclassified from cash and cash equivalents to financial assets on the company’s balance sheet in 2007.

We believe that based on our current cash and cash equivalents balance of approximately $294 million at December 31, 2007 and expected operating cash flows, the current lack of liquidity in the credit and capital markets will not have a material impact on our liquidity, financial flexibility or our ability to fund our operations.

Investing activities for the year ended December 31, 2006 utilized $62.6 million compared to $84.5 million for the year ended December 31, 2005. This is due to less being spent in 2006 on the Loulo capital project compared to 2005. Only $31.7 million was spent in 2006 on the completion of the project. $17.6 million was also spent on underground equipment and the commencement of the decline shaft sinking at Loulo. The decrease in cash utilized in investing activities year on year is also the result of no advances made to Loulo contractors in 2006 ($11.3 million was advanced for the year ended December 31, 2005).

Financing

Financing activities for the year ended December 31, 2007 generated $185.4 million. An equity placing was concluded in December 2007 and raised $231.7 million net of expenses. The corporate revolving credit facility of $40.8 million was also repaid in December 2007 and dividends of $6.9 million relating to 2006 were paid in February 2007.

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

The Loulo Project Finance Loan was arranged by NM Rothschild & Sons Limited and SG Corporate & Investment Banking, who were joined in the facility by Absa Bank and HVB Group, and was repayable between June 2006 and September 2009.

The Loulo project finance facility was replaced in May of 2007 with a US$60 million corporate revolving credit facility to Randgold Resources. The facility is with NM Rothschild, Société Générale, Fortis and Barclays. It carries interest at rates of between LIBOR + 1.4% and LIBOR + 1.6%. The facility was fully repaid in December 2007. The corporate facility remains in place should it be required. The maximum amounts outstanding under the facility are: prior to November 1, 2009 — US$60 million; up to May 1, 2010 — US$48 million; up to November 1, 2010 — US$36 million; up to May 1, 2011 — US$24 million.

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

Corporate, Exploration, Development and New Business Expenditures

Our expenditures on corporate, exploration, development and new business activities for the past three years are as follows:

	Year ended December 31,
Area	2007	2006	2005
Rest of Africa	194	60	67
Burkina Faso	1,537	1,274	682
Mali	5,544	7,360	4,374
Tanzania	1,439	1,629	1,393
Côte d’Ivoire	6,745	1,289	340
Senegal	2,046	1,492	1,434
Ghana	740	855	433
Total exploration expenditure	18,245	13,959	8,723
Corporate expenditure	17,675	14,846	15,326
Total exploration and corporate expenditure	35,920	28,805	24,049

The main focus of exploration work is on our advanced projects in Mali West, around Morila, and in Senegal, Tanzania, Burkina Faso, Côte d’Ivoire and Ghana.

A feasibility study and an extensive drilling programmes have been completed for the Tongon project in Côte d’Ivoire and the board of the company approved on January 31, 2008 the development of a new mine at Tongon subject to the approval of the mining convention by the Côte d’Ivoire Minister of Mines and Energy.

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

Gold Market

The gold market is relatively liquid compared with many other commodity markets, with the price of gold generally quoted in US dollars. The physical demand for gold is primarily for fabrication purposes, and gold is traded on a world-wide basis. Fabricated gold has a variety of uses, including jewelry, electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

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

Instead, gold prices have been significantly affected, from time to time, by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks, and global or regional political and economic crises. In times of inflation, currency devaluation, and political and economic crises, gold has traditionally been seen as refuge, leading to increased purchases of gold and a support for the price of gold.

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

Changes in reserve policies of central banks have affected the gold market and gold price on two levels. On the physical level, a decision by a central bank to decrease or to increase the percentage of gold in bank reserves leads to either sales or purchases of gold, which in turn has a direct impact on the physical market for the metal. In practice, sales by central banks have often involved substantial tonnages within a short period of time and this selling can place strong downward pressure on the markets at the time they occur. As important as the physical impact to official sales, announcements of rumors of changes in central bank policies which might lead to the sale of gold reserves historically had a negative effect on market sentiment and encouraged large speculative positions against gold in the futures market for the metal.

The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London Bullion Market fixing price of gold in US dollars for the past ten years.

	Price Per Ounce ($)
Year	High	Low	Average
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	444
2006	725	525	604
2007	841	608	695
As of April 2008	1,011	846	922

E.	OFF-BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The related obligations as at December 31, 2007 are set out below:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Long-term debt obligations	—	—	—	—	—
Capital lease obligations(1)	8,070	4,421	3,649	—	—
Operating lease obligations	2,534	362	724	724	724
Financial liabilities – forward gold sales	85,625	33,672	51,953	—	—
Environmental rehabilitation	11,074	—	—	—	11,074
Loans from minority shareholders in subsidiaries	3,069	—	—	3,069	—
Total contractual cash obligations	110,399	38,455	56,326	3,820	11,798
Contracts for capital expenditure	2,013	2,013	—	—	—
(1)	Includes total interest of $1.7 million calculated at the interest rate existing at year end.

Item 6.    Directors, Senior Management and Employees

A.	DIRECTORS AND SENIOR MANAGEMENT

Our Articles of Association provide that the board must consist of no less than two and no more than 20 directors at any time. During the year, Mr. R.A. Williams resigned and Mr. G.P. Shuttleworth was appointed as Financial Director. The board currently consists of 8 directors.

Our Articles of Association provide that any new director should be reelected by the shareholders at the annual general meeting following the date of the director’s appointment. As a result of his appointment during the year, Mr. Shuttleworth was the subject of an ordinary resolution and reelected at the annual general meeting held on April 28, 2008, as required by our Articles of Association. Furthermore, each director is subject to reelection on a rotation basis every three years as required by our Articles of Association and the Companies (Jersey) Law, 1991. Dr. D.M. Bristow, our C.E.O. was the subject of an ordinary resolution and reelected at the annual general meeting held on April 28, 2008, as required by our Articles of Association.

According to the Articles of Association, the board meets at intervals determined by the board from time to time.

The address of each of our executive directors and non-executive directors is the address of our principal executive offices, La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands.

Executive Directors

D. Mark Bristow (49) Chief Executive Officer. Dr. Bristow was appointed a director in August 1995 and Chief Executive Officer in October 1995. A geologist with more than 25 years’ experience in the mining industry, he holds a Ph. D. in Geology from Natal University, South Africa. Prior to this he held executive responsibility for the exploration and new business activities of Randgold & Exploration from 1992 to 1995. During the period 1995 to 1997 he also directed the re-engineering of the reserve management functions of the gold mining of the Randgold & Exploration Group and its affiliated gold mining companies. He is currently a non-executive director of Rockwell Resources International and previously held directorships at African Platinum, Harmony Gold Mining Company Limited, DRD Gold Limited and Randgold & Exploration Company Limited.

Graham P. Shuttleworth (39) Chief Financial Officer; Financial Director. Mr Shuttleworth joined us as Chief Financial Officer and Financial Director on July 1, 2007 but has been associated with Randgold Resources since its inception, initially as part of the management team involved in listing the company on the London Stock Exchange in 1997, and subsequently as an adviser. A chartered accountant, he was a managing director and the New York-based head of metals and mining for the Americas in the global investment banking division of HSBC before taking his new poistion with us. At HSBC he led or was involved in a wide range of major mining industry transactions, including our Nasdaq listing, our bid for Ashanti Goldfields and our 2005 equity offering.

Non-Executive Directors

Philippe Liétard (59) Non-Executive Chairman; Mr. Liétard was appointed a director in February 1998. Mr. Liétard was managing director of the Global Natural Resources Fund from 2000 to 2003. Prior to July 2000, he was director of the Oil, Gas and Mining Department of the International Finance Corporation. His experience in corporate and project finance with UBS, IFC and the World Bank extends over 30 years, most of them in the minerals business and in Africa. Mr. Liétard is now an independent consultant and a promoter of mining and energy investments. He was appointed a director in February 1998 and chairman in November 2004.

Bernard H. Asher (71) Non-Executive Director; Chairman of the audit committee and member of the nomination and governance committee. From 1986 to 1998, he was an executive director of HSBC Holdings plc and chairman of HSBC Holdings’ subsidiary, HSBC Investment Bank plc. He was chairman of Lonrho Africa plc, vice-chairman of the Court of Governors of the London School of Economics and of the Legal & General Group plc and a director of Morgan Sindall plc. He is Chairman of Lion Trust Asset Management and senior independent director of Morgan Sindall plc. He was appointed a director in June 1997 and senior independent director in October 2003.

Norborne P. Cole (66) Non-Executive Director. Chairman of the remuneration committee and member of the nomination and governance committee. Mr. Cole was appointed a director in May 2006. Mr. Cole was CEO of Coca-Cola Amatil based in Sydney, Australia until 1998. Currently he is vice-chairman of Silver Eagle Distributers of Houston, Texas and a director of Lancer Corporation and Papa John’s International Inc.

Robert I. Israel (58) Non-Executive Director; Member of the remuneration committee. Mr. Israel was appointed a director in June 1997. Mr. Israel is a partner at Compass Advisers, LLP. Until April 2000, Mr. Israel served as a managing director of Schroder & Co. Inc. and head of its Energy Department. He has 28 years of experience in corporate finance, especially in the natural resources sector.

Aubrey L. Paverd (69) Non-Executive Director; Member of the audit committee. Dr. Paverd was appointed a non-executive director in August 1995. He is also a director of the Peruvian mining company Cia. Minas Buenaventura. Dr. Paverd is now an independent consultant. He has 45 years of international geological experience.

Karl Voltaire (58) Non-Executive Director; Member of the audit committee and member of the remuneration committee. Dr. Voltaire was appointed a director in May 2006. He holds a Ph.D in finance from the University of Chicago. He is currently the CEO of The Nelson Mandela Institute and was previously a director of the African Development Bank. Dr. Voltaire was formerly with the International Finance Corporation where he was the director in charge of Global Financial Markets.

Executive Officers

David Haddon (50) General Counsel and Secretary. Having overseen our administrative obligations from our incorporation in 1995, Mr. Haddon assumed full secretarial responsibility when we became listed on the London Stock Exchange in July 1997. He has over 23 years of legal and administrative experience. He assumed the responsibility as general counsel in January 2004. He is a director of Seven Bridges Trading 14 (Pty) Limited.

Paul Harbidge (38) General Manager − Exploration. Mr. Harbidge is a geologist with 15 years’ experience, mainly in West Africa. He joined us in 2000 and was appointed exploration manager in 2004 and general manager − exploration in November 2006.

Bill Houston (60) General Manager − Human Resources. Mr. Houston joined us in 1992 as group training and development manager and currently heads the human resources function. He has 27 years of human resources experience. He is a director of Morila SA and Seven Bridges Trading 14 (Pty) Limited.

Amadou Konta (50) General Manager − Loulo. Mr. Konta has a degree in civil engineering as well as several management and project management qualifications. He was appointed mine foreman and superintendent at Syama mine and served as mine manager from 1997. In 2001 he was promoted as our construction manager in Mali and was appointed Loulo general manager on October 1, 2004.

Victor Matfield (43) General Manager − Corporate Finance. Mr. Matfield is a chartered accountant with 14 years’ experience in the mining industry. He was appointed corporate finance manager in August 2001, prior to that he served as financial manager of the Syama mine and of the Morila capital project. He is a director of Seven Bridges Trading 14 (Pty) Limited.

Chris Prinsloo (57) Group Commercial and Financial Manager. Mr. Prinsloo became Group Financial Manager in January 2002. He has 35 years of experience in the mining industry. He is a director of Somilo SA and Morila SA.

Rodney Quick (36) General Manager − Project Development and Evaluation. Mr. Quick is a geologist with 14 years’ experience in the gold mining industry. Since joining us in 1996, he has been involved in the exploration, evaluation and production phases of the Morila, Loulo and Tongon deposits and was appointed the Somilo resource manager in 2006. He is now responsible for all project development and evaluation.

Adrian J. Reynolds (53) General Manager − Technical. Mr. Reynolds has 27 years’ experience in the exploration and mining industries and was part of the team that developed our original strategy. He leads the exploration team and manages the evaluation of early stage and development projects. He is responsible for the Morila technical oversight and for compilation of our technical audits, due diligences and feasibility studies. He is a director of Morila Limited and Somilo SA.

Mahamadou Samaké (60) General Manager − Randgold Resources Mali. Mr. Samaké is the general manager of the Bamako office and is a director of our Malian subsidiaries. He was a professor of company law at the University of Mali.

John Steele (47) General Manager − Capital Projects. Mr. Steele has overseen the capital expansion program at the Syama mine, and at the beginning of July 1998, assumed the position of general manager capital projects for the Randgold Resources Group, overseeing the construction of Morila. He is a director of Somilo SA and Morila Limited and is currently leading the Loulo construction project.

Samba Touré (54) General Manager − Morila. Mr. Touré has a masters degree in chemical engineering and geochemistry and was part of the team that set up Mali’s first research laboratory for the mining and petroleum industries in 1985. As country manager for BHP Minerals, he oversaw that company’s exploration programs in West Africa. He joined Morila in 2000 and was promoted to operations manager in 2004 and general manager in 2007.

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

The date of appointment, date of expiration and length of service for each of our directors is set forth in the table below:

Director	Date of Appointment	Date of Expiration of Term	Number of Years Served
Executive
D.M. Bristow	8/11/95	4/28/11	12
G.P. Shuttleworth	7/01/07	4/28/11	1
Non-Executive
B.H. Asher	6/12/97	5/05/09	10
R.I. Israel	6/12/97	5/05/10	10
P. Liétard	2/11/98	5/05/10	9
A.L. Paverd	7/29/95	5/05/09	12
N.P. Cole	5/03/06	5/05/10	2
K. Voltaire	5/13/06	5/05/10	2

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

Each executive director receives a basic salary. Executive directors do not receive any fees. Executive directors are paid an annual bonus which is determined in accordance with set performance criteria agreed between the executive directors and the board.

Following approval of a change at the last annual general meeting, fees paid to non-executive directors are:

•	A general retainer to all non-executive directors of $50,000;

•	An annual committee assignment fee per committee served:

Audit committee $35,000;

Remuneration committee $25,000; and

Nomination and governance committee $10,000.

•	The chairman of a board committee to receive an additional premium to the committee assignment fee of $15,000;

•	The senior independent director, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional $85,000;

•	The non-executive chairman, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional $170,000;

•	An award to each director of ‘‘restricted’’ shares being 1,200 ordinary shares per year. The shares are to vest over a three year period from the date of the award, being January 1, 2009. Vesting would accelerate on the following conditions:

Termination other than resignation or dismissal;

Voluntary retirement after the age of 65 with a minimum of three years service as a director; and

Change in control of the company.

A director must hold shares at least equal in value (as at the beginning of the year) to the general annual retainer. A director would be granted three years in which to acquire the required shareholding and this period could be extended by the unanimous approval of the uninterested directors. If the number of shares were to fall below the threshold due to a fall in the share price, no additional purchase of shares would be required. Currently, all the directors hold shares equal to the value of the general annual retainer.

Non-executive directors have been granted options to purchase our ordinary shares. Details of the options still held by the non-executive directors are shown below.

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

On January 3, 2008, the fourth $30,000 award was allocated to each of the non-executive directors for the purpose of acquiring restricted stock. The price of the restricted stock calculation was the Nasdaq Global Select Market closing price on January 2, 2008, or $38.15. In terms of the policy 262 shares were issued directly to each non-executive director and 524 shares were held as restricted stock. Non-executive directors will be issued the second and third tranches on January 1, 2009 and January 1, 2010, respectively.

During the year ended December 31, 2007, the aggregate compensation paid or payable to our directors and executive officers as a group was approximately $6.5 million, of which $4.4 million was payable to directors and recognized as a remuneration expense.

The following table sets forth the aggregate compensation for each of the directors:

	Basic Salary/Fees December 31,		Bonus/Service Contract December 31,		Other Payments December 31,		Total December 31,
	2007 ($)	2006 ($)	2007 ($)	2006 ($)	2007 ($)	2006 ($)	2007 ($)	2006 ($)
Executive
D.M. Bristow(1)	600,000	600,000	1,864,802	1,212,584	—	693,700	2,464,802	2,506,284
R.A. Williams(2)	218,045	320,000	621,601	404,195	—	—	839,646	724,195
G.P. Shuttleworth	231,475	—	—	—	133,140	—	364,615	—
Sub-total	1,049,520	920,000	2,486,403	1,616,779	133,140	693,700	3,669,063	3,230,479
Non-Executive
P. Liétard	135,000	135,000	—	—	30,000	30,000	165,000	165,000
B.H. Asher	120,000	120,000	—	—	30,000	30,000	150,000	150,000
R.I. Israel	110,000	85,000	—	—	30,000	30,000	140,000	115,000
A.L. Paverd	80,000	80,000	—	—	30,000	30,000	110,000	110,000
N.P. Cole	70,000	42,500	—	—	30,000	—	100,000	42,500
K. Voltaire	80,000	47,500	—	—	30,000	—	110,000	47,500
J-A. Cramer(3)	—	80,000	—	—	—	30,000	—	110,000
SubTotal	595,000	590,000	—	—	180,000	180,000	775,000	740,000
TOTAL	1,664,520	1,510,000	2,486,403	1,616,779	313,140	843,700	4,444,063	3,970,479
(1)	Other payments comprise the grant of restricted shares to Dr. D.M. Bristow.
(2)	Mr. R.A. Williams resigned from the board effective July 1, 2007.
(3)	Mr. J-A. Cramer retired from the board effective November 3, 2006.

The executive directors do not receive any benefits in kind and the only long-term incentive scheme is the Share Option Scheme.

The bonus payable to Dr. D.M. Bristow is calculated on the movement in our share price based on a calendar year to March 31. The 2007 bonus, as shown above, reflect the amounts paid in April 2007 with respect to the movement in the share price from April 1, 2006 to March 31, 2007, being $18.17 to $23.91. At December 31, 2007, we accrued $2.9 million for bonus payments with respect to 2007, based on a share price of $37.13. Based on a share price on March 11, 2008, the aggregate amount of the bonuses payable for the period up to that date would be the higher amount of $8.6 million. Bonuses totaling $8.4 million with respect to the 2007 year were paid in April 2008 to Dr. D.M. Bristow and Mr. G.P. Shuttleworth in terms of the provisions of the service contracts.

Share options exercised by the directors during 2007 and up to April 30, 2008 are detailed below:

Name	Number of Options Exercised	Average Exercise Price ($)	Average Market price at date of exercise ($)
R.A. Williams	41,667	8.05	23.33

The high and low share prices for our ordinary shares for the year on the London Stock Exchange were (pounds sterling) 19.50 and (pounds sterling) 10.53, respectively, and our high and low price for our ADSs on the Nasdaq Global Select Market were $38.86 and $21.04, respectively. The ordinary share price on the London Stock Exchange and the price of an ADS on the Nasdaq Global Select Market at December 31, 2007, the last day of trading, were (pounds sterling) £18.47 and $37.13, respectively.

Share options outstanding at April 30, 2008 and held by directors and executive officers were as follows:

	Options to Purchase Ordinary Shares	Expiration Date	Exercise Prices ($)
Non-Executive Directors
B.H. Asher	25,400	1/28/11	1.65
R.I. Israel	25,400	1/28/11	1.65
Officers
D.J. Haddon	50,000	8/05/14	8.05
	60,000	8/20/17	22.19
P.D. Harbidge	13,000	8/05/14	8.05
	21,000	11/29/16	22.50
	60,000	8/20/17	22.19
W.R.A. Houston	30,000	8/05/14	8.05
	60,000	8/20/17	22.19
A. Konta	25,000	8/05/14	8.05
	60,000	8/20/17	22.19
V. Matfield	75,000	8/05/14	8.05
	60,000	8/20/17	22.19
C.J. Prinsloo	50,000	8/05/14	8.05
	60,000	8/20/17	22.19
R.B.Quick	13,000	8/05/14	8.05
	60,000	8/20/17	22.19
A.J. Reynolds	75,000	8/05/14	8.05
	60,000	8/20/17	22.19
M. Samaké	25,000	8/05/14	8.05
	60,000	8/20/17	22.19
J. Steele	31,650	8/05/14	8.05
	60,000	8/20/17	22.19

C.    BOARD PRACTICES

Directors’ Terms of Employment

We have entered into contracts of employment with Dr. D.M. Bristow and Mr. G.P. Shuttleworth with the period of employment set as one year.

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

Audit Committee

Our audit committee charter, which defines the terms of reference for the audit committee members, sets out the framework through which the audit committee reviews our annual results, the effectiveness of our systems of internal control, internal audit procedures and legal and regulatory compliance and the cost effectiveness of the services provided by the external auditors. The audit committee also reviews the scope of work carried out by our external auditors and holds discussions with the external auditors at least once a year. The audit committee is comprised of three independent non-executive directors. The members of the audit committee are Dr. K. Voltaire (Chairman), Mr. B.H. Asher and Dr. Paverd.

Remuneration Committee

The remuneration committee reviews the remuneration of directors and senior management and determines the structure and content of the senior executives’ remuneration packages by reference to a number of factors including current business practice and our prevailing business conditions and the mining and exploration industry. The members of the remuneration committee are Mr. N.P. Cole Jr.(Chairman), Dr. K. Voltaire and Mr. R.I. Israel.

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

At the end of each of the past three years, the breakdown of employees, including our subsidiaries but excluding Morila SA, by main categories of activity was as follows:

Category of Activity	December 31, 2007	December 31, 2006	December 31, 2005
Mining and related engineering(1)	119	30	52
Processing and related engineering(2)	168	136	76
Management and technical(3)	56	48	46
Exploration(4)	185	90	47
Administration(5)	89	47	50
TOTAL	617	351	271

Notes:    In addition to the permanent employees shown above, the following fixed-term, temporary and contractor employees were employed at Loulo:

(1)	The open-pit mining contractor employed 305 permanent and 293 temporary employees, the underground development contractor employed 238 employees, the tailing storage facility contractors employed 43 employees, all other third party contractor employed a total of 22 employees, and Loulo employed 48 underground project temporary employees, as at December 31, 2007.
(2)	Third party contractors employed a total of 85 employees.
(3)	Additional technical staff were required in 2007 to manage the underground project and assist with work on the Tongon project.

(4)	Exploration and grade control efforts were once more expanded during 2007, with the increases in staff at Tongon and in Senegal. In addition to the 185 permanent staff referred to in the table above a further 85 fixed-term and temporary employees were employed at December 2007.
(5)	In addition to the number of administrative employees reflected in the table above, third party contractors employed 164 people.

E.	SHARE OWNERSHIP

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

As of April 30, 2008, our issued share capital consisted of 76,194,250 ordinary shares with a par value of $0.05 per share. To our knowledge we are not, directly or indirectly, owned or controlled by another corporation, any foreign government or other person.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 30, 2008, by:

•	Any person of whom the directors are aware that is interested directly or indirectly in 3% or more of our ordinary shares;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of April 30, 2008, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, La Motte Chambers, La Motte Street, St Helier, Jersey, JE1 1BJ, Channel Islands.

	Shares Beneficially Owned
Holder	Number	%
D.M. Bristow	657,584	0.86
B.H. Asher	47,077	0.06
N.P. Cole	1,156	0.00
R.I. Israel	43,122	0.06
P. Liétard	30,656	0.04
A.L. Paverd	43,122	0.06
K. Voltaire	1,156	0.00
BNY (Nominees) Limited(1) 30 Cannon Street London EC4M XH	60,903,242	79.93
Wells Fargo & Company(2) 420 Montgomery Street San Francisco, CA 94104	6,718,873	8.82
FMR LLC(3) 82 Devonshire Street, Boston, MA 02109	7,832,733	10.28
Directors and executive officers(4)	1,200,425	1.58
(1)	Shares held by BNY (Nominees) Ltd are held for and on behalf of our ADS holders.
(2)	Wells Fargo & Company reported in its Schedule 13G filed with the Securities and Exchange Commission that as at January 23, 2008 its beneficial ownership in us amounted to 6,718,873 ordinary shares (8.82%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.
(3)	FMR LLC reported in its Schedule 13G filed with the Securities and Exchange Commission that as at February 14, 2008 its beneficial ownership in us amounted to 7,832,733 ordinary shares (10.28%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.
(4)	No executive officer beneficially owns in excess of 1% of the outstanding ordinary shares, save for Dr. D.M. Bristow who owns 1.07%.

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by our other shareholders.

As of April 30, 2008, there were 4 record holders of our ordinary shares in the United States, holding an aggregate of 54,970 ordinary shares or 0.07%.

As of April 30, 2008, there were 19 record holders of our ADSs in the United States, holding an aggregate of 60,903,242 ADSs or 79.93%.

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

	Price Per Ordinary Share		Price Per ADS
Financial Period Ended	High (£)	Low (£)	High ($)	Low ($)
December 31, 2007	19.50	10.53	38.86	21.04
December 31, 2006	14.08	9.09	26.32	15.88
December 31, 2005	9.67	5.31	18.69	10.13
December 31, 2004	7.82	4.29	14.26	7.77
December 31, 2003	8.33	3.10	4.26	5.07

	Price Per Ordinary Share		Price Per ADS
Calendar Period	High (£)	Low (£)	High ($)	Low ($)
2008
First Quarter	27.59	18.62	55.65	37.22
2007
Fourth Quarter	19.50	15.06	38.86	30.90
Third Quarter	16.60	10.60	33.24	21.62
Second Quarter	13.00	10.53	26.24	21.41
First Quarter	12.47	10.79	24.68	21.04
2006
Fourth Quarter	12.13	10.24	23.53	19.41

	Price Per Ordinary Share		Price Per ADS
Financial Period Ended	High (£)	Low (£)	High ($)	Low ($)
Third Quarter	13.40	10.00	24.75	19.41
Second Quarter	14.08	9.09	26.32	17.08
First Quarter	10.63	9.18	18.61	15.88

	Price Per Ordinary Share		Price Per ADS
Calendar Month	High (£)	Low (£)	High ($)	Low ($)
2008
May	24.25	21.33	48.60	41.37
April	28.03	22.36	55.26	44.51
March	27.59	21.73	55.65	43.81
February	26.40	22.08	52.72	42.60
January	24.85	18.62	48.70	37.22
2007
December	18.67	16.42	37.28	32.52

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are listed on the London Stock Exchange, which currently constitutes the principal non-United States trading market for those shares, under the symbol RRS and our ADSs trade in the United States on the Nasdaq Global Select Market under the trading symbol GOLD, in the form of American Depositary Receipts. The American Depositary Receipts are issued by The Bank of New York Mellon, as Depositary. Each American Depositary Receipt represents one American Depositary Share. Each American Depositary Share represents one of our ordinary shares.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

Item 10.    Additional Information

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

General

We are a company organized with limited liability under the laws of Jersey, Channel Islands. Our registered number is 62686.

The authorized share capital is $5,000,000 divided into 100,000,000 ordinary shares of $0.05 each, of which 76,194,250 were issued as of April 30, 2008 and 23,805,750 were available for issue.

At the annual general meeting held on April 28, 2008, shareholders approved a resolution which authorized an increase in the authorized share capital of the company from $4,000,000 divided into 80,000,000 ordinary shares of $0.05 each to $5,000,000 divided into 100,000,000 ordinary shares of $0.05 each.

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

C.	MATERIAL CONTRACTS

1.	Employment Contract, dated April 28, 2008, between Randgold Resources Limited and Dennis Mark Bristow.

We entered into a new employment contract with Dennis Mark Bristow, our Chief Executive Officer.

2.	First Contract of Employment, dated April 28, 2007, between Randgold Resources Limited and Graham P. Shuttleworth.

We entered into a first contract of employment with Graham P. Shuttleworth, our Finance Director.

3.	Addendum to the Joint Venture Agreement, dated April 22, 2008, between AngloGold Ashanti Limited and Randgold Resources Limited.

We entered into an addendum to the joint venture agreement with AngloGold Ashanti Limited amending the terms of the original contract to reflect the change in operatorship to ourselves.

4.	Addendum to the Operatorship Agreement, dated April 22, 2008, between AngloGold Ashanti Limited, AngloGold Services Mali SA, Société des Mines de Morila SA and Mining Investments Jersey Limited.

This addendum transferred the operatorship of Morila SA from AngloGold Services Mali SA to our wholly owned subsidiary, Mining Investments Jersey Limited.

5.	Addendum to the Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

This addendum was concluded with our joint venture partner in Côte d’Ivoire resulting in the acquisition of a further 5% of the joint venture for the payment of $2 million.

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

We are an ‘‘exempt company’’ within the meaning of Article 123A of the Income Tax (Jersey) Law, 1961, as amended, for the calendar year ending December 31, 2007. We are required to pay an annual exempt company charge, which is currently (pounds sterling) 600, in respect of each subsequent calendar year during which we wish to continue to have ‘‘exempt company’’ status. The retention of ‘‘exempt company’’ status is conditional upon the Controller of Income Tax being satisfied that no Jersey resident has a beneficial interest in us, except as permitted by published concessions granted by the Controller from time to time. By concession, the holding of ordinary shares or ADSs by a Jersey resident in an exempt company, the shares of which are traded on a recognized stock exchange, is not regarded as a beneficial interest, provided that the holding is de minimis or clearance has been obtained from the Controller.

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

For purposes of this discussion, a ‘‘US holder’’ is a holder of our ordinary shares or ADSs that is a beneficial owner of such shares or ADSs and is:

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

For any tax year in which we are determined to be a PFIC, a US holder may make a QEF Election, which is an election to treat his, her or its ADSs or ordinary shares as an interest in a qualified electing fund. If a US holder makes a QEF Election, the US holder would be required to include in income currently his, her or its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of these earnings and profits are actually distributed to that US holder and be required to comply with specified information reporting requirements. Any gain subsequently recognized upon the sale by that US holder of his, her or its ADSs or ordinary shares generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply. In order for a US holder to be able to make a QEF Election, however, we would be required to provide such US holder with certain information. We do not expect to provide US holders with the required information; and accordingly a QEF Election will not be available.

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

A transfer from The Bank of New York Mellon to an ADS holder of the underlying ordinary shares may be subject to a fixed stamp duty of (pounds sterling) 5 if the instrument of transfer relates to anything done or to be done in the U.K.; for example, if it is executed in the U.K. or is to be brought into the U.K. after execution. A transfer of ordinary shares from The Bank of New York Mellon directly to a purchaser on behalf of an ADS holder may attract stamp duty at a rate of 0.5% of the consideration, rounded up to the nearest (pounds sterling) 5 U.K. stamp duty reserve tax will not be payable on an agreement to transfer ADSs.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Hedge Policy

Although, in general, it is not our policy to hedge our gold sales, we believe it is prudent to hedge during times of significant capital expansion and debt and we are sometimes required to do so under debt financing arrangements. The market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditures, and the market price of our ordinary shares. Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors is impossible for us to predict.

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

Somilo’s hedging is administered by our finance department which acts upon the recommendations of a hedging committee within the guidelines of a policy set by our board. The hedging was entered into in terms of a requirement of the Loulo Loan. The Loulo loan and our hedging arrangements were with a consortium of financial lenders: Rothschild, SG Corporate and Investment Bank, ABSA Bank and HVB Group. The Loulo Loan has in early May 2007 been replaced by a Revolving Credit Facility.

The consortium of financial lenders in the Revolving Credit Facility are Rothschild, SG Corporate and Investment Bank, Barclays Bank and Fortis Bank. The Revolving Credit Facility does not require any minimum hedging levels, but all hedging contracts are assigned to the consortium of financial lenders as well as those banks we have hedging arrangements with as part of a security package.

All of Somilo’s derivative transactions previously had to be in compliance with the terms and conditions of the Loulo loan agreement. That agreement placed a limit on derivative transactions of 70% of Loulo’s forecast production for a given year. In terms of the Revolving Credit Facility Agreement, derivative transactions in the group are limited to 75% of group production.

Our board agreed as part of the financing arrangements for the development of Loulo that some gold price protection be secured. At December 31, 2007, 207,240 ounces remained, sold forward at an average forward price of $446 per ounce. At December 31, 2006, 298,075 ounces had been sold forward at an average price of $436 per ounce.

These derivatives are accounted for in accordance with International Accounting Standard 39, ‘‘Financial Instruments: Recognition and Measurement’’. Under IAS 39, all these derivatives are recognized on the balance sheet at their fair value.

On the date a derivative contract is entered into, we designate the derivative for accounting purposes as either a hedge of the fair value of a recognized asset or liability or a firm commitment (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). The derivatives held as at December 31, 2007 were all being accounted for as cash flow hedges.

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

Foreign Currency Sensitivity

In the normal course of business, we enter into transactions denominated in foreign currencies, primarily Euro and Communauté Financière Africaine francs. We do not currently hedge our exposure to foreign currency exchange rates. We recognized net foreign exchange profits of $1.3 million and $1.3 million respectively for the years ended December 31, 2007 and December 31, 2006. Exchange rate movements also affect the US dollar value of costs denominated in other currencies.

We had foreign currency denominated loans of Euro 2.2 million outstanding at December 31, 2007. Had the US dollar been 10% weaker against the Euro at that day, a $0.3 million exchange loss would have resulted. We had foreign currency cash and cash equivalents of Euro 17.7 million and £2.6 million at December 31, 2007. A 10% negative movement of the value of the US dollar against these currencies would have resulted in a $3.1 million exchange profit at this date.

At December 31, 2006 we had foreign currency denominated loans of Euro 3.9 million outstanding. A 10% reduction in the value of the US dollar against the Euro at that day would have resulted in a $0.5 million exchange loss. We had foreign currency cash and cash equivalents of Euro 6.9 million and £0.6 million at 31 December 2006. A 10% negative movement of the value of the US dollar against these currencies at that date would have resulted in a $1 million exchange profit.

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

Details of the derivative financial instruments at December 31, 2007 are:

	Hedging instruments
Maturity Dates	Forward Sales of Gold
	Ounces	$/oz
Loulo (100%)
December 31, 2008	80,496	429
December 31, 2009	84,996	435
December 31, 20010	41,748	500
	207,240	446

And at December 31, 2006:

	Hedging instruments
Maturity Dates	Forward Sales of Gold
	Ounces	$/oz
Loulo (100%)
December 31, 2007	132,583	438
December 31, 2008	80,498	431
December 31, 2009	84,994	437
	298,075	436

The forward price of gold is sensitive to fluctuations in the gold spot price, interest rates and the gold lease rate. The following table sets forth a sensitivity analysis of the mark-to-market valuations of our hedges as at December 31, 2007:

Sensitivity to Change in Gold Price at December 31, 2007
Loulo (100%):
Change in $ gold price	$20	$10	$5	$2	($2)	($5)	($10)	($20)
Mark-to-market valuation* ($ millions)	−89.6	−87.6	−86.6	−86.0	−85.2	−84.6	−83.6	−81.7

Sensitivity to Change in Weighted Average $ Interest Rate at December 31, 2007
Loulo (100%):
Change in rate	1%	0.5%	0.2%	(0.2%)	(0.5%)	(1%)
Mark-to-market valuation* ($ millions)	−87.6	−86.6	−86.0	−85.2	−84.6	−83.6

Sensitivity to Change in Gold Lease Rate at December 31, 2007
Loulo (100%):
Change in rate	1%	0.5%	0.2%	(0.2%)	(0.5%)	(1%)
Mark-to-market valuation* ($ millions)	−83.9	−84.8	−85.3	−86.0	−86.5	−87.3

*	The actual mark-to-market valuation at December 31, 2007 was negative $85.6 million.

During 2004 a hedging program totaling 365,000 ounces was put in place in terms of a requirement of the Loulo loan. We have used four counterparties for our current hedge book. These counterparties are international banks which have not failed to perform as required under our hedging arrangements.

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

The Revolving Credit Facility replaced the Loulo Loan in May 2007. As the HVB Group, which previously participated in the Loulo Loan, is not a lender in the Revolving Credit Facility, the 40,248 ounces of the remaining 2007, 2008 and 2009 hedged ounces which pertained to the HVB Group was novated to other counterparties in May 2007. The 11,748 ounces at an average forward price of $436.69 per ounce due for delivery in 2007, were novated and subsequently rolled forward to 2010 at $472 per ounce. The new price is net of any novation charges. The 28,500 ounces at a previous average forward price of $429.95 due for delivery in 2008 and 2009 were novated at $418.58, the lower price being the result of novation charges pertaining to these ounces. Also in May 2007, 30,000 ounces previously sold forward in 2007 at an average price of $447.29 per ounce, were rolled into 2010 at a new average forward price of $511.28 per ounce.

Details of the derivative financial instruments at May 31, 2008 are:

	Hedging instruments Forward Sales of Gold
Maturity Dates
	Ounces	$/oz
Loulo (100%)
December 31, 2008	51,331	429
December 31, 2009	84,996	435
December 31, 2010	41,748	500
	178,075	449
The accounting effects of our hedging activities are as follows:

The total fair value of the above financial instruments as at December 31, 2007 was a loss of $85.5 million (December 31, 2005: loss of $67.5 million).

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

During the year ended December 31, 2007, we sold 444,573 ounces of gold at an average price of $636 per ounce. At the average spot gold price for the year of approximately $695 per ounce, product sales would have amounted to approximately $309 million for the year, an increase of approximately $26.2 million in sales.

Interest Rate Sensitivity

We generally do not undertake any specific actions to cover our exposure to interest rate risk and at December 31, 2007 were not party to any interest rate risk management transactions.

At December 31, 2006 the fair value of our borrowings, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $50.5 million.

The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of the three month LIBOR rate is estimated to be $0.3 million.

At December 31, 2007 the fair value of our borrowings, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $6.4 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of the three month LIBOR rate is negligible.

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

Item 15.    Controls and Procedures

(a)    Disclosure Controls and Procedures:    Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, including controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Act, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timeous decisions regarding required disclosure, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the required time periods.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based upon its assessment, our management concluded that, as of December 31, 2007, our internal control over financial reporting is effective based upon those criteria.

BDO Stoy Hayward LLP, an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2007.

(c)    See report of BDO Stoy Hayward LLP, an Independent Registered Public Accounting Firm included under ‘‘Item 18 — Financial Statements’’, on page F-1.

(d)    Changes in Internal Control Over Financial Reporting:    There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services

BDO Stoy Hayward has served as our independent registered public accounting firm for the financial year ended December 31, 2007. PricewaterhouseCoopers LLP served as our independent registered public accounting firm for the financial years ended December 31, 2006 and 2005, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by our Independent Registered Public Accounting Firm to us in 2007 and 2006.

	2007 $	2006 $
	(in millions)
Audit Fees(1)	0.7	0.74
Audit-related Fees(2)	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$0.7	$0.7
(1)	The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include our audit and statutory audits.
(2)	Audit-related fees include fees billed relating to comfort letters and consents; attest services; and assistance with and review of documents filed with the Securities and Exchange Commission.

Audit Committee Pre-Approval Policies and Procedures

Below is a summary of the Audit committee’s pre-approved policies and procedures:

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

The Audit Committee met 6 times during 2007. At some of these meetings the committee met with the external audit partner and the finance director, to review the audit plans of the external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

During 2007, all Audit-related Fees provided to us by BDO Stoy Hayward LLP were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

No work was performed by persons other than BDO Stoy Hayward’s full-time, permanent employees on the BDO Stoy Hayward’s’ engagement to audit our financial statements for 2007.

During 2007, the audit committee has overseen work undertaken to ensure compliance with the requirements of Section 404 of the Sarbanes Oxley Act.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Neither the issuer nor any affiliate of the issuer purchased any of our shares during 2007.

PART III

Item 17.    Financial Statements

Not Applicable.

Item 18.    Financial Statements

Reference is made to the financial statements, pages F-1 to F-72, and the financial statement schedule, pages S-1 to S-3.

Item 19.    Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.		Exhibit
1	.1*	Memorandum of Association of Randgold Resources Limited, as amended.
1	.2*	Articles of Association of Randgold Resources Limited, as amended.
2.1		Memorandum of Association of Randgold Resources Limited, as amended (see Exhibit 1.1).
2	.2+++	Form of Deposit Agreement, dated as of July 1, 1997, as amended and restated as of June 26, 2002 and further amended and restated as of July, 2002 among Randgold Resources Limited, The Bank of New York, Depositary, and owners and holders from time to time of American Depositary receipts issued thereunder.
2	.3+++	Form of American Depositary Receipt.
2	.4*	Excerpts of relevant provisions of the Companies (Jersey) Law 1991.
2	.5*	Shareholder’s Agreement (English translation), dated June 23, 2000, between the Government of Mali and Morila Limited.
4	.1*	Deed Governing the Relationship Between the Parties Upon Admission between Randgold & Exploration Company Limited and Randgold Resources Limited, dated June 26, 1997 (Relationship Agreement).
4	.2*	License Agreement, dated June 26, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.
4	.3*	Agreement, dated December 21, 1999, between Société des Mines de Morila SA, Randgold Resources Limited and Morila Limited (loan from Randgold Resources Limited to Morila Limited).
4	.4*	Sale of Shares Agreement, dated May 29, 2000, between AngloGold Limited, Randgold Resources Limited and Randgold Resources (Morila) Limited.
4	.5*	Joint Venture Agreement, dated May 29, 2000, between AngloGold Limited and Randgold Resources Limited.
4	.6*	Operator Agreement, dated May 29, 2000, between Société des Mines de Morila SA and AngloGold Services Mali SA.
4	.7*	Cession of Shareholder’s Loan − Memorandum of Agreement, dated July 3, 2000, between Randgold Resources Limited and AngloGold Morila Holdings Limited.
4	.8*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated December, 1999.

Exhibit No.		Exhibit
4	.9*	Deed of Guarantee, dated August 25, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and SYPPS.
4	.10*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated December 9, 1999.
4	.11*	Deed of Guarantee given under the Morila Deferred Terms Agreement, dated March 3, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and Mopps.
4	.12*	Morila Exploitation Permit (English translation).
4	.13*	Transfer of Morila Exploitation Permit from Randgold Resources Limited to Morila SA.
4	.14+	Structured Precious Metals Option and Loan Confirmation, dated August 30, 2002, between Randgold Resources Limited and NM Rothschild & Sons Limited.
4	.15+	Third Contract of Employment between Randgold Resources Limited and Roger Ainsley Ralph Kebble.
4	.16+	Services Agreement between Randgold & Exploration Company Limited and Randgold Resources Limited, dated February 2, 2003.
4	.17++	Shareholder Loan Agreement dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.
4	.18++	Termination Agreement, dated November 9, 2004, between Randgold Resources Limited and Mr. R.A.R.Kebble.
4	.19++	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo S.A.
4	.20++	International Swap Dealers Association Inc. Master Agreement, dated December 21, 2004, between Randgold Resources Limited and Absa Bank Limited.
4	.21++	Amendment to Shareholders’ Loan Agreement, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.
4	.22#	Fifth Contract of Employment, dated January 31, 2005, between Randgold Resources Limited and Dennis Mark Bristow.
4	.23§	Mining Contract Agreement, dated February 15, 2005, between Société des Mine de Loulo S.A and BCM Mali S.A.
4	.24§	Third Contract of Employment, dated April 20, 2006, between Randgold Resources Limited and Roger A. Williams.
4	.25#	International Swap Dealers Association Inc. Master Agreement and Schedule thereto, dated April 23, 2007, between Fortis Bank NV/SA Limited and Randgold Resources Limited.
4	.26#	International Swap Dealers Association Inc. Novation Agreement, dated April 23, 2007, between Randgold Resources Limited, Société Générale and Fortis Bank NV/SA.
4	.27#	Revolving Credit Facility Agreement, dated May 1, 2007, among Randgold Resources (Somilo) Limited, Randgold Resources Limited, various Banks and Other Financial Institutions and NM Rothschild & Sons Limited.

Exhibit No.		Exhibit
4	.28#	Charge Over Shares, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.
4	.29#	Charge Over Shares, dated May 8, 2007, between Mining Investments (Jersey) Limited and NM Rothschild & Sons Limited.
4	.30#	Deed of Guarantee and Indemnity, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.
4	.31#	Deed of Guarantee and Indemnity, dated May 8, 2007, between Société des Mines de Loulo S.A. and NM Rothschild & Sons Limited.
4	.32#	Deed of Assignment, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.
4	.33#	Registered Share Pledge Agreement, dated May 9, 2007, between Randgold Resources (Somilo) Limited and NM Rothschild & Sons Limited.
4	.34##	Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.
4	.35**	Addendum to the Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.
4	.36**	Employment Contract, dated April 28, 2008, between Randgold Resources Limited and Dennis Mark Bristow.
4	.37**	First Contract of Employment, dated April 28, 2007, between Randgold Resources Limited and Graham P. Shuttleworth.
4	.38**	Addendum to the Joint Venture Agreement, dated April 22, 2008, between AngloGold Ashanti Limited and Randgold Resources Limited.
4	.39**	Addendum to the Operatorship Agreement, dated April 22, 2008, between AngloGold Ashanti Limited, AngloGold Services Mali SA, Société des Mine de Morila SA and Mining Investments Jersey Limited.
8	.1**	List of Subsidiaries.
12	.1**	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12	.2**	Certification by Financial Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	.1**	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13	.2**	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	.1**	Consent of BDO Stoy Hayward LLP.
15	.2**	Consent of BDO Stoy Hayward LLP.
15	.3**	Consent of PricewaterhouseCoopers LLP.
15	.4**	Consent of PricewaterhouseCoopers Inc.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-90972), filed on June 21, 2002.

+	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.
++	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.
+++	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-129147), filed on October 20, 2005.
§	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
#	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
##	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-147648), filed on November 27, 2007.
**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RANDGOLD RESOURCES LIMITED

By: /s/ D. Mark Bristow
Name: D. Mark Bristow
Title: Chief Executive Officer
Date: June 20, 2008

Exhibit Index

Exhibit No.	Exhibit
4.35	Addendum to the Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.
4.36	Employment Contract, dated April 28, 2008, between Randgold Resources Limited and Dennis Mark Bristow.
4.37	First Contract of Employment, dated April 28, 2007, between Randgold Resources Limited and Graham P. Shuttleworth.
4.38	Addendum to the Joint Venture Agreement, dated April 22, 2008, between AngloGold Ashanti Limited and Randgold Resources Limited.
4.39	Addendum to the Operatorship Agreement, dated April 22, 2008, between AngloGold Ashanti Limited, AngloGold Services Mali SA, Société des Mine de Morila SA and Mining Investments Jersey Limited.
8.1	List of Subsidiaries.
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Financial Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of BDO Stoy Hayward LLP.
15.2	Consent of BDO Stoy Hayward LLP.
15.3	Consent of PricewaterhouseCoopers LLP.
15.4	Consent of PricewaterhouseCoopers Inc.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Randgold Resources Limited

We have audited the accompanying consolidated balance sheet of Randgold Resources Limited as of December 31, 2007 and the related consolidated income statement, consolidated statement of changes in equity and statement of consolidated cash flows for the year ended December 31, 2007. Our audit also included the financial statement schedule included on page S1 of this Form 20-F. We have also audited Randgold Resources Limited’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Randgold Resources Limited’s management is responsible for these financial statements, financial statement schedule, maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying item 15B, ‘Controls and Procedures’. Our responsibility is to express an opinion on these financial statements and express an opinion on the company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and the schedule are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Randgold Resources Limited as of December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Also, in our opinion, Randgold Resources Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

In addition, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ BDO Stoy Hayward LLP
BDO Stoy Hayward LLP
London
20 June 2008

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Randgold Resources Limited:

In our opinion, the consolidated balance sheet as of December 31, 2006 and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the two years in the period ended December 31, 2006 present fairly, in all material respects, the financial position of Randgold Resources Limited and its subsidiaries at December 31, 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
London, United Kingdom
June 25, 2007

RANDGOLD RESOURCES LIMITED
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31,

US$000	Notes	2007	2006	2005
REVENUE
Gold sales on spot		313,421	274,907	151,502
Loss on matured hedges		(23,580)	(12,190)	—
Non-cash loss on roll forward of hedges		(7,036)	(4,413)	—
Total revenue		282,805	258,304	151,502
OTHER INCOME
Other income		967	1,168	1,303
TOTAL INCOME		283,772	259,472	152,805
COSTS AND EXPENSES
Mining and processing costs	24	159,403	137,694	67,216
Transport and refining costs		1,595	711	360
Royalties		18,307	16,979	10,273
Exploration and corporate expenditure	25	35,920	28,805	24,049
Other expenses		5,008	3,667	1,470
TOTAL COSTS		220,233	187,856	103,368
Finance income	26	9,167	8,723	2,064
Finance costs	26	(5,805)	(6,366)	(3,475)
Finance income – net	26	3,362	2,357	(1,411)
PROFIT BEFORE INCOME TAX		66,901	73,973	48,026
Income tax expense	4	(21,273)	(23,097)	(170)
NET PROFIT		45,628	50,876	47,856
Attributable to:
Equity shareholders		42,041	47,564	45,507
Minority shareholders		3,587	3,312	2,349
		45,628	50,876	47,856
BASIC EARNINGS PER SHARE (US$)	5	0.60	0.70	0.74
DILUTED EARNINGS PER SHARE (US$)	5	0.60	0.69	0.71

The accompanying notes are an integral part of these financial statements.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31,

US$000	Notes	2007	2006
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	9	269,896	241,300
Cost		347,422	297,839
Accumulated depreciation and amortization		(77,526)	(56,539)
Deferred taxation	10	2,163	2,993
Long term ore stockpiles	8	43,190	41,614
Receivables	7	22,823	13,702
TOTAL NON-CURRENT ASSETS		338,072	299,609
CURRENT ASSETS
Inventories and ore stockpiles	8	57,410	34,200
Receivables	7	42,104	34,999
Available-for-sale financial assets	11	48,950	—
Cash and cash equivalents		294,183	143,356
TOTAL CURRENT ASSETS		442,647	212,555
TOTAL ASSETS		780,719	512,164
EQUITY AND LIABILITIES
SHARE CAPITAL AND RESERVES
Share capital
Authorized:
80 000 000 ordinary shares of 5 US cents
each, for both years presented
Issued:
76 140 330 ordinary shares (2006: 68 763 561)		3,809	3,440
Share premium		450,814	213,653
Accumulated profit		213,567	178,400
Other reserves		(69,391)	(59,430)
Shareholders’ equity		598,799	336,063
Minority interest	15	8,294	4,707
TOTAL EQUITY		607,093	340,770
NON-CURRENT LIABILITIES
Long-term borrowings	14	2,773	25,666
Loans from minority shareholders in subsidiaries	15	3,096	2,773
Financial liabilities – forward gold sales	16	51,953	39,969
Deferred taxation	10	1,451	462
Provision for environmental rehabilitation	13	11,074	8,842
TOTAL NON-CURRENT LIABILITIES		70,347	77,712
CURRENT LIABILITIES
Financial liabilities – forward gold sales	16	33,672	27,525
Accounts payable and accrued liabilities	12	63,330	39,461
Taxation payable		2,630	1,878
Current portion of long term borrowings	14	3,647	24,818
TOTAL CURRENT LIABILITIES		103,279	93,682
TOTAL EQUITY AND LIABILITIES		780,719	512,164

The accompanying notes are an integral part of these financial statements.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31,

Attributable to Equity Shareholders

US$000	Number of ordinary shares	Share capital	Share premium	Accumulated profit	Other reserves	Total	Minority interest	Total
BALANCE AT December 31, 2004	59,226,694	2,961	102,342	85,329	(14,347)	176,285	(954)	175,331
Net income	—	—	—	45,507	—	45,507	2,349	47,856
Movement on cash flow hedges
Transfer to income statement	—	—	—	—	(45)	(45)	—	(45)
Fair value movement on financial instruments	—	—	—	—	(27,422)	(27,422)	—	(27,422)
Total recognized income/(loss)	—	—	—	45,507	(27,467)	18,040	2,349	20,389
Share-based payments	—	—	—	—	2,243	2,243	—	2,243
Exercise of employee stock options	617,260	31	1,838	—	—	1,869	—	1,869
Shares vested #	103,910	6	1,429	—	(1,429)	6	—	6
Capital raising	8,125,000	406	109,281	—	—	109,687	—	109,687
Costs associated with capital raising	—	—	(6,308)	—	—	(6,308)	—	(6,308)
BALANCE AT December 31, 2005	68,072,864	3,404	208,582	130,836	(41,000)	301,822	1,395	303,217
Net income	—	—	—	47,564	—	47,564	3,312	50,876
Movement on cash flow hedges
Transfer to income statement	—	—	—	—	17,256	17,256	—	17,256
Fair value movement on financial instruments	—	—	—	—	(36,603)	(36,603)	—	(36,603)
Total recognized income/(loss)	—	—	—	47,564	(19,347)	28,217	3,312	31,529
Share-based payments	—	—	—	—	2,369	2,369	—	2,369
Exercise of employee stock options	633,867	34	3,619	—	—	3,653	—	3,653
Shares vested #	56,830	2	802	—	(802)	2	—	2
Exercise of options previously expensed under IFRS 2	—	—	650	—	(650)	—	—	—
BALANCE AT DEC 31, 2006	68,763,561	3,440	213,653	178,400	(59,430)	336,063	4,707	340,770
Movement on cash flow hedges
Transfer to income statement	—	—	—	—	30,371	30,371	—	30,371
Fair value movement on financial instruments	—	—	—	—	(41,712)	(41,712)	—	(41,712)
Net income recognized directly in equity	—	—	—	—	(11,341)	(11,341)	—	(11,341)
Net profit	—	—	—	42,041	—	42,041	3,587	45,628
Total recognized income/(loss)	—	—	—	42,041	(11,341)	30,700	3,587	34,287
Share-based payments	—	—	—	—	2,847	2,847	—	2,847
Share options exercised	545,667	28	4,353	—	—	4,381	—	4,381
Shares vested#	10,102	—	170	—	(170)	—	—	—
Exercise of options previously expensed under IFRS 2	—	—	1,297	—	(1,297)	—	—	—
Dividends relating to 2006	—	—	—	(6,874)	—	(6,874)	—	(6,874)
Capital raising	6,821,000	341	240,099	—	—	240,440	—	240,440
Costs associated with capital raising	—	—	(8,758)	—	—	(8,758)	—	(8,758)
BALANCE AT DEC 31, 2007	76,140,330	3,809	450,814	213,567	(69,391)	598,799	8,294	607,093

Other reserves include the cumulative charge recognized under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges (refer note 21).

At December 31, 2007, the balance of the share-based payment reserve amounted to US$4.4 million (December 31, 2006: US$3.1 million). The balance of the hedging reserve amounted to US$73.8 million (December 31, 2006: US$62.5 million). Refer to note 20 for further details on the hedging reserve.

#	Restricted shares were issued to directors as remuneration. Of these shares, 57 000 (2006: 56 830) have vested, while the remainder of the shares, 7 704 (2006: 9 760) are still held by the company as treasury shares. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

The accompanying notes are an integral part of these financial statements.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

US$000	Note	2007	2006	2005
CASH FLOW FROM OPERATING ACTIVITIES
Profit after tax		45,628	50,876	47,856
Income tax expense		21,273	23,097	170
Profit before income tax		66,901	73,973	48,026
Net interest received		(2,636)	(1,559)	(203)
Depreciation and amortization		20,987	22,844	11,910
Ineffectiveness on cash flow hedges		323	653	(45)
Effect of roll forward of hedges		7,036	4,413	—
Unwind of discount on provisions for environmental rehabilitation		554	541	254
Share-based payment		2,847	2,369	2,243
		96,012	103,234	62,185
Effects of changes in operating working capital items:
• receivables		(23,289)	(9,640)	(12,101)
• inventories and ore stockpiles		(24,786)	(19,428)	(34,569)
• accounts payable and accrued liabilities		23,897	9,469	14,408
Cash generated from operations before interest and tax		71,834	83,635	29,923
Interest received		7,887	7,384	2,064
Interest paid		(5,251)	(5,825)	(1,861)
Income tax paid		(12,237)	(14,784)	(390)
Net cash generated from operating activities		62,233	70,410	29,736
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment		(47,905)	(61,508)	(73,217)
Repayments from contractors	23	—	105	(11,276)
Acquisition of available-for-sale financial assets		(48,950)	—	—
Net cash used by investing activities		(96,855)	(61,403)	(84,493)
CASH FLOW FROM FINANCING ACTIVITIES
Ordinary shares issued		236,063	3,653	105,248
Long term loans repaid		(43,740)	(21,756)	(1,156)
Dividends paid to company’s shareholders		(6,874)	—	—
Long term loans received		—	—	24,877
Cash generated from/(used by) financing activities		185,449	(18,103)	128,969
NET INCREASE/(DECREASE) IN CASH AND EQUIVALENTS		150,827	(9,096)	74,212
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		143,356	152,452	78,240
CASH AND CASH EQUIVALENTS AT END OF YEAR		294,183	143,356	152,452
Cash at bank and in hand		11,447	10,948	15,353
Short term bank deposits		282,736	132,408	137,099
		294,183	143,356	152,452
The effective interest rate on short term bank deposits was 4.56% (2006: 4.82%). These deposits have an average maturity of thirty days.

The accompanying notes are an integral part of these financial statements.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

The company and its subsidiaries (the ‘group’) together with its joint ventures carry out gold mining activities and exploration. Currently there are two operating mines in Mali, West Africa: the Morila gold mine, which commenced production in October 2000, and the Loulo mine, which commenced production in November 2005. The group also has a portfolio of exploration projects in West and East Africa. The interests of the group in its operating mines are held through Morila SA (‘Morila’) which owns the Morila mine and Somilo SA (‘Somilo’) which owns the Loulo mine. Randgold Resources holds an effective 40% interest in Morila, following the sale to AngloGold Ashanti Limited on 3 July 2000 of one-half of Randgold Resources’ wholly-owned subsidiary, Morila SA. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold Resources and AngloGold Ashanti each appointing one-half of the members of the committee. During 2007 AngloGold Services Mali SA (‘Anser’), a subsidiary of AngloGold Ashanti, was the operator of Morila. On 15 February 2008 Randgold Resources assumed responsibility for the operatorship.

Randgold Resources holds an effective 80% interest in Loulo. The remaining 20% interest is held by the Malian government. Randgold Resources is the operator of Loulo.

The group has various exploration programmes ranging from substantial to early stage in Mali West, around Morila and in Senegal, Tanzania, Burkina Faso, Côte d’Ivoire and Ghana.

A feasibility study and an extensive drilling programme have been completed for the Tongon project in Côte d’Ivoire and the board of the company approved on 31 January 2008 the development of a new mine at Tongon subject to the approval of the mining convention by the Côte d’Ivoire Minister of Mines and Energy.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The company changed its accounting policy on deferred stripping costs in 2006. Refer to note 6.

BASIS OF PREPARATION:    The consolidated financial statements of Randgold Resources Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and various financial assets and financial liabilities (including derivative instruments) which are carried at fair value. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the company’s accounting policies. The areas involving a high degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

The following standards and interpretations which have been recently issued or revised have not been adopted early by the group. Their expected impact is discussed below:

•	IFRS 8 Operating Segments (effective for annual periods beginning on or after January 1, 2009)

The objective of this IFRS is to require entities to disclose information to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates. The company will apply IFRS 8 from January 1, 2009, but it is not expected to have any impact on the accounts of the company or group.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

IAS 23 Borrowing Costs (revised) (effective for accounting periods beginning on or after January 1, 2009). The main change from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The company will apply IAS 23 (revised) from January 1, 2009, but it is not expected to have any impact on the accounts of the company or group, as the policy applied by the company is in line with the revised IAS 23.

•	IFRIC Interpretation 11 IFRS 2 Share-based Payment – Group and Treasury Share Transactions (effective for annual periods beginning on or after March 1, 2007)

This interpretation addresses the classification of a share-based payment transaction (as equity- or cash-settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving accounts of the company or group. The company will apply IFRIC Interpretation 11 from March 1, 2007, but it is not expected to have any impact on the accounts of the company or group.

•	IFRIC Interpretation 12 Service Concession Arrangements (effective for annual periods beginning on or after January 1, 2008)

This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession arrangements. The company will apply IFRIC 12 from January 1, 2008, but it is not expected to have any impact on the accounts of the company or group.

•	IFRIC 13 Customer loyalty programs (for annual periods beginning on or after July 1, 2008)

This interpretation addresses sale transactions in which the entities grant customers aware credits that, subject to meeting any further qualifying conditions, the customers can redeem in future for free discounted goods or services. The company will apply IFRIC 13 from July 1, 2008, but it is not expected to have any impact on the accounts of the company or group.

•	IFRIC 14 and IAS 19 The limits on defined asset, minimum funding requirements and their interaction – (for annual periods beginning on or after January 1, 2008)

This interpretation clarifies when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS19, how a minimum funding requirement might affect the availability of reductions in future contributions and when a funding requirement might give rise to a liability. The company will apply IFRIC 14 from January 1, 2008, but it is not expected to have any impact on the accounts of the company or group.

The group has adopted the following standards which is effective for the first time this year. The impact is discussed below:

•	IFRS 7 Financial Instruments Disclosure and complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures (effective for annual periods beginning on or after January 1, 2007)

The objective of this IFRS is to require entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position; and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The adoption of IFRS 7 and the amendment to IAS 1 had a significant impact on disclosures. The disclosures are included in notes 7, 15, 20 and 21.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The group has adopted the following standards and interpretations which are effective for the first time this year without any significant impact:

•	IFRIC Interpretation 7, Applying the restatement approach under IAS 29, Financial Reporting in Hyperinflationary Economies (effective for accounting periods beginning on or after March 1, 2006)

•	IFRIC Interpretation 8 Scope of IFRS 2 (effective for annual periods beginning on or after May 1, 2006)

•	IFRIC Interpretation 9 Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1, 2006)

•	IFRIC Interpretation 10 Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006)

CONSOLIDATION:    The consolidated financial information includes the financial statements of the company, its subsidiaries and the company’s proportionate share in joint ventures using uniform accounting policies for like transactions and other events in similar circumstances.

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

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

JOINT VENTURES:    Joint ventures are those entities in which the group holds a long term interest and which are jointly controlled by the group and one or more joint venture partners under a contractual arrangement. The group’s interest in such jointly controlled entities is accounted for by proportionate consolidation. Under this method the group includes its share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line by line basis with similar items in the group’s financial statements. Inter company accounts and transactions are eliminated on consolidation. The group recognizes the portion of gains or losses on the sale of assets by the group to the joint venture that is attributable to the other joint venture partners. The group does not recognize its share of profits or losses from the joint venture that result from the purchase of assets by the group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realizable value of current assets or an impairment loss, the loss is recognized immediately.

The results of joint ventures are included from the effective dates of acquisition and up to the effective dates of disposal.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SEGMENT REPORTING:    A business segment is a group of assets and operations engaged in performing mining or other services that are subject to risks and returns that are different from those of other business segments. A geographic segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments. The group has only one business segment, that of gold mining. Segment analysis is based on individual mining operations. Corporate and exploration income and costs not directly related to the mining operations are not allocated to segments.

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

b)    Long-lived assets

Long-lived assets including development costs and mine plant facilities are initially recorded at cost. Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost of property, plant and equipment, subsequently they are measured at cost less accumulated amortization and impairment. Development costs and mine plant facilities relating to existing and new mines are capitalized. Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity, and are capitalized until commercial levels of production are achieved, after which the costs are amortized.

c)	Short-lived assets

Short-lived assets including non-mining assets are shown at cost less accumulated depreciation and impairment.

d)	Depreciation and amortization

Long-lived assets include mining properties, such as freehold land, metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

development costs. Depreciation and amortization are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated ore tonnes contained in proven and probable reserves, to reduce the cost to estimated residual values. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Total proven and probable reserves are used in the depreciation calculation. The remaining useful lives for Morila and Loulo are estimated at five and a minimum of sixteen years respectively. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortization charges. Short-lived assets which include motor vehicles, office equipment and computer equipment are depreciated over estimated useful lives of between two to five years but limited to the remaining mine life.

e)	Impairment

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

            STRIPPING COSTS

All stripping costs incurred during the production phase of a mine are treated as variable production costs and as a result are included in the cost of inventory produced during the period that the stripping costs are incurred. Refer to note 6.

            INVENTORIES

Include ore stockpiles, gold in process and supplies and spares and are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties. Net realizable value is determined with reference to current market prices. Morila uses a selective mining process and has a few grade categories. Full grade ore is defined as ore above 1.4g/t and marginal ore is defined as ore below 1.4g/t. For Loulo, high grade ore is defined as ore above 3.5g/t and medium grade is defined as ore above 1.2g/t. All stockpile grades are currently being processed and all ore is expected to be fully processed. This does not include high grade tailings at Morila, which are carried at zero value due to uncertainty as to whether they will be processed through the plant. The processing

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design. Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items. Consumable stock for which the group has substantially all the risks and rewards of ownership are brought on to the balance sheet.

            INTEREST/BORROWING COST

Is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing cost is expensed as incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalized as part of property, plant and equipment. Borrowing cost is capitalized as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably.

            FINANCIAL INSTRUMENTS

These are measured as set out below. Financial instruments carried on the balance sheet include cash and cash equivalents, investments in subsidiaries and joint venture, receivables, accounts payable, borrowings and derivative financial instruments.

            DERIVATIVES

Derivatives are initially recognized at fair value plus transaction costs on the date a derivative contract is entered into (trade date) and are subsequently remeasured at their fair value, unless they meet the criteria for the ‘normal purchases normal sales’ exemption. On the date a derivative contract is entered into, the group designates the derivative for accounting purposes as either a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a forecast transaction (cash flow hedge). The group does not have any fair value hedges. Certain derivative transactions, while providing effective economic hedges under the group’s risk management policies, do not qualify for hedge accounting. The group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designated as hedges to specific assets and liabilities or to specific forecasted transactions. The group formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item. Changes in the fair value of a derivative that is highly effective in offsetting changes in the cash flow of the hedged item, and that is designated and qualifies as a cash flow hedge, are recognized directly in equity. The gain or loss relating to the ineffective portion of derivatives that qualify for hedge accounting is recognized immediately in the income statement within other expenses. Amounts deferred in equity are transferred to the income statement in the same periods during which the hedged forecasted transaction affects net profit or loss. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction occurs and is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

The fair values of derivative instruments used for hedging purposes are disclosed in note 20. Movements on the hedging reserve in shareholders’ equity are shown in note 20. The full fair

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

            RECEIVABLES

Are recognized initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, receivables are measured at amortized cost using the effective interest method, less for provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

            CASH AND CASH EQUIVALENTS

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

            AVAILABLE-FOR-SALE FINANCIAL ASSETS

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available-for-sale financial assets are designated on acquisition. They are included in current assets and are carried at fair value. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is recognized in the income statement.

            REHABILITATION COSTS

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

            ACCOUNTS PAYABLE

Accounts payable and other short term monetary liabilities, are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

            CURRENT TAX

Current tax is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted by the balance sheet date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.

            DEFERRED TAXATION

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

            SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

            EMPLOYEE BENEFITS

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

Profit-sharing and bonus plans

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

            FINANCE LEASES

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset. Leases of plant and equipment where the group assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the income statement over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets, or over the lease term if shorter.

            OPERATING LEASES

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

            REVENUE RECOGNITION

The company enters into contracts for the sale of gold. Revenue arising from gold sales under these contracts is recognized when the price is determinable, the product has been delivered in

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are met when the gold leaves the mines’ smelt houses. As sales from gold contracts are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the group’s best estimate of the contained metal. Subsequent adjustments are recorded in revenue to take into account final assay and weight certificates from the refinery, if different from the initial certificates. The differences between the estimated and actual contained gold have not been significant historically.

            EXPLORATION AND EVALUATION COSTS

The group expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realized, i.e. ‘probable’. While the criteria for concluding that an expenditure should be capitalized is always probable, the information that the directors use to make that determination depends on the level of exploration.

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

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a prefeasibility study, after which the expenditure is capitalized as a mine development cost. A ‘prefeasibility study’ consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The prefeasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the group will obtain future economic benefit from the expenditures.

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

            DIVIDEND DISTRIBUTION

Dividend distribution to the company’s shareholders is recognized as a liability in the group’s financial statements in the period in which the dividends are approved by the board of directors and declared to shareholders.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Future rehabilitation obligations

The net present value of current rehabilitation estimates have been discounted to their present value at 4% per annum (2006: 6%), for Morila, being an estimate of the prevailing interest rates. A 4% (2006: 6.5%) discount rate was used for Loulo. Expenditure is expected to be incurred at the end of the respective mine lives. For further information, including the carrying amounts of the liabilities, refer to note 14. A 1% change in the discount rate on the group’s rehabilitation estimates would result in a US$1.2 million (2006: US$1 million) impact on the provision for environmental rehabilitation.

Gold price assumptions

The following gold prices were used in the mineral reserves optimization calculations:

	2007	2006
Morila	US$525	US$475
Loulo : Open pit	US$550	US$475
Loulo : Underground	US$550	US$475
Tongon	US$525	US$475

An increase in the gold price used would result in an increase in the mineral reserve optimization calculations.

Determination of ore reserves

There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

Uncertainties relating to transactions with a contractor

As explained in note 23 to the financial statements, there are uncertainties relating to the value of the securities held in respect of advances to a contractor and also a claim relating to the Loulo development. The amounts reflected in the financial statements reflect the directors’ best estimate of the amount that will be recovered in respect of the advances and the outcome of the dispute relating to the cost of the development.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Exploration and evaluation expenditure

The group has to apply judgment in determining whether exploration and evaluation expenditure should be capitalized or expensed. Management exercises this judgment based on the results of economic evaluations, pre-feasibility of feasibility studies. Costs are capitalized where those studies conclude that future economic benefit is more likely than not.

Indirect taxes receivable

Given their slow-moving nature, the group has had to apply judgment in determining when amounts will be recovered with respect to indirect taxes owing to Morila and Loulo by the Mali Government. The amounts reflected in the financial statements are the directors’ best estimate of the timing of the recovery of these amounts. For further information, including the carrying amount of the assets, refer to note 7.

Depreciation

There are several methods for calculating depreciation, i.e. the straight line method, the production method using ounces produced and the production method using tons milled. The directors believe that the tons milled method is the best indication of plant and infrastructure usage.

Derivative valuation

The company uses valuations obtained from banks for the mark-to-market estimation of the Loulo hedge book. The banks use the following key inputs in the valuations:

	Dec 31, 2007	Dec 31, 2006
• LIBOR rates	5.36 – 4.70%	5.32 – 5.33%
• Spot gold prices	US$836.60	US$635.70
• Gold lease rates	0.12 – 0.26%	0.09 – 0.17%

Share-based payments

Refer to note 17 for the key assumptions used in determining the value of share-based payments.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.	INCOME AND MINING TAXES

US$000	Note	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
Current taxation		19,454	22,671	3,127
Deferred taxation	10	1,819	426	(2,957	)#
		21,273	23,097	170	#
The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s Malian operations.
Profit before tax		66,901	73,973	48,026	#
Tax calculated at tax rate of 35%		23,415	25,891	16,809
Reconciling items
• Income taxed at 0%		(3,418)	(3,290)	(370)
• Expenses deductible at 0%		11,201	8,426	7,495
• Mali tax holiday permanent differences		(10,981)	(9,125)	(22,553)
• Other permanent differences		1,056	1,195	(1,211)
Taxation charge		21,273	23,097	170
#	Restated due to change in accounting policy relating to stripping costs. Refer note 6.

The company is not subject to income tax in Jersey. Morila SA benefited from a five year tax holiday until November 14, 2005. Somilo SA also benefits from a five year tax holiday in Mali. The tax holiday commenced on November 8, 2005. The benefit of the tax holiday to the group was to increase its net profit by US$11 million, US$9.1 million and US$22.6 million respectively for the years ended December, 31 2007, 2006 and 2005. Accordingly, had the group not benefited from the tax holiday in Mali, earnings per share would have been reduced by US$0.16,US$0.14 and US$0.37 for the years ended 31 December 2007,2006 and 2005 respectively. Under Malian tax law, income tax is based on the greater of 35% of taxable income or 0.75% of gross revenue. The Morila and Loulo operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2007 and 2006 respectively, for deduction against future mining income.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.	EARNINGS AND DIVIDENDS PER SHARE

	FOR THE YEAR ENDED DECEMBER 31, 2007
	Income (numerator) US$000	Shares (denominator)	Per share Amount US$
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2007	—	68,763,561	—
Weighted number of shares issued	—	825,422	—
Income available to shareholders	42,041	69,588,983	0.60
EFFECT OF DILUTIVE SECURITIES
Weighted stock options issues to employees	—	682,932	—
Diluted earnings per share	42,041	70,271,915	0.60

	FOR THE YEAR ENDED DECEMBER 31, 2006
Shares outstanding January 1, 2006	—	68,072,864	—
Weighted number of shares issued	—	318,928	—
Income available to shareholders	47,564	68,391,792	0.70
EFFECT OF DILUTIVE SECURITIES
Weighted stock options issues to employees	—	939,243	—
Diluted earnings per share	47,564	69,331,035	0.69

	FOR THE YEAR ENDED DECEMBER 31, 2005
Shares outstanding January 1, 2005		59,226,694	—
Weighted number of shares issued		2,475,088	—
Income available to shareholders	45,507 #	61,701,782	0.74 #
EFFECT OF DILUTIVE SECURITIES
Weighted stock options issues to employees	—	2,127,214	—
Diluted earnings per share	45,507 #	63,828,996	0.71 #
Refer to note 17 for details on share options issued to employees.
US$6.9 million (US$0.10 per share) was paid as dividends in 2007 (2006: 0).
On January 31, 2008, the board of directors approved an annual dividend of 12.0 US cents per share which resulted in an aggregate dividend payment of US$9.1 million and that was paid in March 2008.
# Restated due to change in accounting policy relating to stripping costs. Refer note 6.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.	CHANGES IN ACCOUNTING POLICY

The group changed its accounting policy on stripping costs, under both IFRS and US GAAP, in 2006. Previously, costs of production stage waste stripping in excess of the expected pit life average stripping ratio were deferred and then charged to production when the actual stripping ratio was below the expected pit life average stripping ratio. Under the revised accounting policy, all stripping costs incurred during the production phase of a mine are treated as variable production costs and as a result are included in the cost of the inventory produced during the period that the stripping costs are incurred.

Under US GAAP, EITF 04-06 ‘Accounting for Stripping Costs incurred during Production in the Mining Industry’ is effective for reporting periods beginning after December 15, 2005. The consensus does not permit the deferral of any waste stripping costs during the production phase of a mine, but requires instead that they should be treated as variable production costs. The directors have decided to adopt the same treatment under IFRS which will ensure that the accounting policies applied under IFRS and US GAAP remain in line.

With regard to the conclusions reached by the EITF, the directors believe the revised policy will mean that the financial statements provide reliable and more relevant information about the group’s financial position and its financial performance. In accordance with the requirements of IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, the change in the IFRS policy was applied retrospectively and hence the 2005 figures were restated.

The adjustment reported in the financial statements for the year ended December 31, 2006 arising from the change in the IFRS accounting policy is set out below:

US$000	Dec 31, 2006	Dec 31, 2005
Decrease in deferred stripping asset	2,115	3,687
Decrease in ore stockpiles	6,324	8,342
Decrease in gold in process	36	51
Decrease in deferred taxation liability	740	1,227
Increase in deferred taxation asset	2,966	2,938
Decrease in opening retained earnings	7,915	14,884
Increase in net profit	3,146	6,969
Increase in basic earnings per share (cents per share)	5	12
Increase in fully diluted earnings per share (cents per share)	5	11

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.	RECEIVABLES

US$000	Notes	Dec 31, 2007	Dec 31, 2006
Trade		25,405	12,545
Advances to contractors	7.1	12,064	12,064
Taxation debtor	7.2	19,911	20,322
Prepayments		8,606	5,018
Other		77	1,935
		66,063	51,884
Impairment provision		(1,136)	(3,183)
Total		64,927	48,701
Less: current portion		(42,104)	(34,999)
Long term portion		22,823	13,702

7.1	Advances to contractors comprise advances made to a contractor at Loulo, MDM Ferroman (Pty) Ltd (in liquidation) (‘‘MDM’’). MDM was the contractor responsible for construction of the Loulo mine until the main construction contract was taken back on December 30, 2005. Significant uncertainties exist relating to the recoverability of these advances. More detail is given in note 23 to the financial statements.

7.2	The taxation debtor relates to indirect taxes owing to the group by the State of Mali.

US$000	Dec 31, 2007	Dec 31, 2006
The fair values of trade and other receivables are as follows:
Trade	25,405	12,545
Advances to contractors	12,064	12,064
Taxation debtor	18,775	17,139
Prepayments	8,606	5,018
Other	77	1,935
	64,927	48,701

Movements on the provision for impairment and present valuing of trade receivables are as follows:

AT JANUARY, 1	3,183	1,633
Provision for receivables impairment	—	1,550
Unused amounts reversed	(2,047)	—
AT DECEMBER, 31	1,136	3,183

The creation and release of provision for impaired receivables have been included in mining and processing costs in the income statement. The unwinding of the discount is included in finance costs in the income statement.

The other classes within trade and other receivables do not contain impaired assets.

The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The Group does not hold any collateral as security. Refer to note 19 for further information on the concentration of credit risk.

US$9.2 million of advances to contractors and the taxation debtor falls due within 12 months, whilst the balance falls due thereafter. All other receivable balances are due within 30 days.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.	INVENTORIES AND ORE STOCKPILES

US$000	Dec 31, 2007	Dec 31, 2006
Consumable stores	31,993	18,739
Short term portion of ore stockpiles	21,383	12,041
Gold in process	4,034	3,420
Total current asset inventories and ore stockpiles	57,410	34,200
Long term portion of ore stockpiles	43,190	41,614
Total inventories and ore stockpiles	100,600	75,814

Ore stockpiles have been split between long and short term based on current life of mine plan estimates.

9.	PROPERTY, PLANT AND EQUIPMENT

US$000	Dec 31, 2007	Dec 31, 2006
Mine properties, mine development costs and mine plant facilities and equipment
Cost
At the beginning of year	297,839	236,331
Disposals	—	—
Additions	49,583	61,508
	347,422	297,839
Accumulated depreciation and amortization
At the beginning of the year	56,539	33,695
Disposals	—	—
Charge for the year	20,987	22,844
	77,526	56,539
NET BOOK VALUE	269,876	241,300

            LONG-LIVED ASSETS

Included in property, plant and equipment are long-lived assets which are amortized over the life of the mine and comprise the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was US$254.1million as at December 31, 2007 (2006: US$226.4 million).

            SHORT-LIVED ASSETS

Included in property, plant and equipment are short-lived assets which are amortized over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was US$7.2 million as at December 31, 2007 (2006: US$5.2 million).

            UNDEVELOPED PROPERTY

Included in property, plant and equipment are undeveloped property costs of US$8.6 million (2006: US$9.7 million).

Refer to note 14 for assets collateralized and under finance lease. No borrowing costs were capitalized as part of additions during the year (2006: US$0 million).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Refer to the property, plant and equipment accounting policy note on page Fx and Fx for details of each asset category’s useful economic life.

10.	DEFERRED TAXATION

US$000	Note	Dec 31, 2007	Dec 31, 2006
Deferred tax is calculated on temporary differences under the liability method using a tax rate of 35% (2006: 35%).
The movement on deferred taxation is as follows:
At the beginning of the year		(2,531)	(2,957)
Income statement charge	4	1,819	426
At the end of the year		(712)	(2,531)
Deferred taxation assets and liabilities comprise the following:
Decelerated tax depreciation		1,451	462
Deferred taxation liability		1,451	462
Deferred stripping		(2,163)	(2,966)
Accelerated tax depreciation		—	(27)
Deferred taxation asset		(2,163)	(2,993)
Net deferred taxation asset		(712)	(2,531)

US$0.8 million is expected to be recovered in more than 12 months (2006: US$2.1 million). Temporary differences which are expected to be realized during the Loulo tax holiday are recognized at 0%.

11.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

US$000	Dec 31, 2007	Dec 31, 2006
BEGINNING OF YEAR	—	—
Acquisition of auction rate securities	48,950	—
END OF YEAR	48,950	—

There were no disposals or impairment provisions on available-for-sale financial assets in 2007 or 2006.

Available-for-sale financial assets include the following:

	2007	2006
Investments in US auction rate securities	48,950	—

This relates to the company’s portfolio of short term asset-backed securities and other corporate debt instruments, previously included in cash and cash equivalents. The trading market for these instruments has become substantially illiquid as a result of unusual conditions in the credit markets. The company continues to receive interest payable on these securities.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

US$000	Dec 31, 2007	Dec 31, 2006
Trade payables	19,635	15,410
Payroll and other compensation	4,540	3,301
Accruals	39,021	20,598
Other	134	152
	63,330	39,461

13.	PROVISION FOR ENVIRONMENTAL REHABILITATION

US$000	Dec 31, 2007	Dec 31, 2006
Opening balance	8,842	9,480
Unwinding of discount	554	541
Changes in estimates	1,678	(1,179)
	11,074	8,842

As at December 31, 2007, US$6.6 million of the provision relates to Loulo (December 31, 2006: US$4.8 million). The remaining US$4.5 million relates to Morila (December 31, 2006: US$4 million). The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 4% (2006: 6%) per annum for Morila, being an estimate derived from the risk free rate. A 4% (2006: 6.5%) discount rate was used for Loulo. Limited environmental rehabilitation regulations currently exist in Mali to govern the mines, so the directors have based the provisions for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the group’s estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its properties. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate. Current Life of Mine plans envisage the expected outflow to occur at the end of the Life of Mine, which is 2013 for Morila and 2024 for Loulo.

14.	BORROWINGS

US$000	Note	Dec 31, 2007	Dec 31, 2006
Morila power plant finance lease	14.1	2,702	3,828
Morila oxygen plant finance lease	14.2	546	718
Loulo project finance loan	14.3	—	40,800
Corporate revolving credit facility	14.3	—	—
Loulo CAT finance lease	15.4	3,172	5,138
		6,420	50,484
Less: current portion		(3,647)	(24,818)
		2,773	25,666

All loans are secured and have variable interest rates, except for the Loulo CAT finance lease which has a fixed rate.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.1	Morila power plant finance lease

The Morila power plant finance lease relates to five generators leased from Rolls-Royce for Morila. The lease is repayable over ten years commencing 1 April 2001 and bears interest at a variable rate of interest which as at December 31, 2007 was approximately 23% (2006: 21%) per annum. The lease is collateralized by plant and equipment, the net book value of which at December 31, 2007 amounted to US$3.6 million (2006: US$4.1 million). Average annual lease payments of US$1.5 million are payable in installments over the term of the lease. The group has guaranteed the repayment of this lease.

14.2	Morila oxygen plant finance lease

The Morila oxygen plant finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which as at December 31, 2007 was approximately 3.09% (2006: 3.48%) per annum. The lease is collateralized by the production units, the net book value of which at December 31, 2007 amounted to US$0.5 million (2006: US$0.6 million).

14.3	Loulo project finance loan

The Loulo project finance facility was replaced in early May of 2007 with a US$60 million corporate revolving credit facility to Randgold Resources. The facility is NM Rothschild, Société Générale, Fortis and Barclays. It carries interest at rates of between LIBOR + 1.4% and LIBOR + 1.6%. The facility was fully repaid in December 2007. The corporate facility remains in place should it be required. The maximum amounts outstanding under the facility are: prior to 1 November 2009 – US$60 million; up to 1 May 2010 – US$48 million; up to 1 November 2010 – US$36 million; up to 1 May 2011 – US$24 million.

14.4	Loulo CAT finance lease

The Euro denominated Caterpillar finance facility relates to fifteen 3512B HD generator sets and ancillary equipment purchased from JA Delmas and financed by a loan from Caterpillar Finance for Loulo. The lease is payable quarterly over 42 months commencing on August 1, 2005, and bears interest at a fixed rate of 6.03% (2006: 6.03%) per annum. The company together with Randgold Resources (Somilo) Limited jointly guaranteed the repayment of this lease. The average lease payments of US$0.5 million are payable in installments over the term of the lease.

The exposure of the group’s borrowings to interest rate changes at the balance sheet dates are as follows:

	2007	2006
0 – 12 months	1,086	22,508
1 – 5 years	2,162	22,838
	3,248	45,346

The carrying amounts and fair value of the non-current borrowings are as follows:

	Carrying amount		Fair value
	2007	2006	2007	2006
Corporate revolving credit facility	—	19,500	—	19,500
Finance leases	2,773	6,166	2,773	6,166
	2,773	25,666	2,773	25,666

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair values are based on cash flows discounted using a rate based on the borrowing rate.

The carrying amounts of the group’s borrowings are denominated in the following currencies:

	2007	2006
US Dollar	3,248	45,346
Euro	3,172	5,138
	6,420	50,484

The group has the following undrawn borrowing facilities:

Floating rate:
– Expiring within one year	—	—
– Expiring beyond one year	60,000	—
	60,000	—

14.5	Maturities

US$000	Dec 31, 2007	Dec 31, 2006
The borrowings mature over the following periods:
Not later than 1 year	3,647	24,818
Later than 1 year and not later than 5 years	2,773	25,666
Later than 5 years	—	—
	6,420	50,484

14.6	Finance lease liabilities – minimum lease payments

US$000	Dec 31, 2007	Dec 31, 2006
Balance of leases outstanding	8,070	12,405
Future finance charges on leases	(1,650)	(2,721)
Present value of finance lease liabilities	6,420	9,684

At the date of origination, there was no material fair value attributable to the guarantees issued by the company on behalf of group entities to third parties. Had the value been recognized, the depreciated carrying amount would have been insignificant.

15.	LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES

US$000	Dec 31, 2007	Dec 31, 2006
SOMILO
Government of Mali – principal amount	685	614
Deferred interest	2,411	2,159
Loans	3,096	2,773
Minority interest in accumulated profits	8,294	4,707

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

16.	FINANCIAL LIABILITIES — FORWARD GOLD SALES

US$000	Dec 31, 2007	Dec 31, 2006
Forward gold sales	85,625	67,494
Less: current portion	(33,672)	(27,525)
Non-current portion	51,953	39,969

The financial liabilities relate to the Loulo forward gold sales all of which qualify for hedge accounting. These derivative instruments are further detailed in note 20.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	EMPLOYMENT COSTS

The group contributes to several defined contribution provident funds. The provident funds are funded on the ‘‘money accumulative basis’’ with the members and group having been fixed in the constitutions of the funds. All the group’s employees, other than those directly employed by West African subsidiary companies, are entitled to be covered by the abovementioned retirement benefit plans. Retirement benefits for employees employed by West African subsidiary companies are provided by the state social security system to which the company and employees contribute a fixed percentage of payroll costs each month.

Total employee benefit cost was as follows:

US$000	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
Short term benefits	4,187	3,235	5,523
Pension contributions	174	237	200
Share-based payments	2,847	2,369	2,243
Total	7,208	5,841	7,966

            Share-based payments

The fair value of employee services received as consideration for equity instruments (equity settled) of the group is calculated using the Black-Scholes option pricing model. The key assumptions used in this model for options granted during the year were as follows:

US$000	Note	Dec 31, 2007	Dec 31, 2006
Expected life		3 years	3 years
Volatility	17.1	30.06%	48.96%
Risk free interest rate		4.34%	4.64%
Dividend yield		0%	0%
Weighted average share price on grant and valuation date	17.2	US$22.19	US$22.50
Weighted average exercise price	17.3	US$22.19	US$22.50

17.1	Volatility is based on the three year historical volatility of the company’s shares on each grant date.

17.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

17.3	The weighted average exercise price is calculated taking into account the exercise price on each grant date. The following table provides details on share options, including the number and weighted average exercise price of share options outstanding at the beginning and end of each period, options granted, exercised and lapsed during the period.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

            Share Option Scheme

	Available	Granted	Average US$ price	Exercised	Average US$ price	Total*
Balance at December 31, 2005	1,869,951	2,163,714		6,950,503		10,984,168
Adjustment to balance following increase in share capital	96,394					96,394
Shares exercised during the period		(633,867)		633,867
Shares granted during the period	(192,000)	192,000	22.50	—	—
Shares lapsed during the period	87,000	(87,000)	10.75	—	—
Balance at December 31, 2006	1,861,345	1,634,847		7,584,370		11,080,562
Adjustment to balance following increase in share capital	1,106,206	—	—	—	—	1,106,206
Shares exercised during the period	—	(545,667)		545,667	—	—
Shares granted during the period	(1,521,000)	1,521,000	22.19	—	—	—
Shares lapsed during the period	73,666	(73,666)	12.08	—	—	—
Balance at December 31, 2007	1,520,217	2,536,514		8,130,037		12,186,768
*	This shows the total options exercised, granted and available since the inception of the Scheme.

17.4	The exercise of the options issued in 2007 is subject to a satisfactory performance level being achieved during the 12 month period prior to the exercise date of each tranche of options. The minimum performance level to be achieved is defined as level 3 in the group’s performance management system. No performance criteria was attached to the options that were issued in 2006.

The table below summarizes the information about the options outstanding:

		OUTSTANDING OPTIONS
Range of Exercise Price (US$)	Number of Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price (US$)
AT DECEMBER 31, 2007
1.25 – 2.13	89,456	3.08	1.81
2.50 – 3.50	23,302	2.31	3.23
5.00 – 8.25	116,556	—	—
8.05 – 8.05	443,300	6.59	8.05
12.78 – 16.15	172,000	7.61	14.31
22.50 – 22.50	192,000	8.92	22.50
22.19 – 22.19	1,500,000	9.64	22.19
	2,536,614	8.17	17.30
AT DECEMBER 31, 2006
1.25 – 2.13	89,456	4.08	1.81
2.50 – 3.50	43,302	4.34	3.24
5.00 – 8.25	116,556	0.61	8.25
8.05 – 8.05	974,633	7.59	8.05
12.78 – 16.15	219,000	8.56	13.98
22.50 – 22.50	192,000	9.92	22.50
22.19 – 22.19	—	—	—
	1,634,947	7.22	10.09

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The table below summarizes the information about the Randgold Resources Limited share option scheme options that are exercisable as at

December 31, 2007 and 2006:

Range of Exercise Price (US$)	Number of shares	Weighted Average Exercise Average (US$)
AT 31 DECEMBER, 2007
1.25 – 2.13	89,456	1.81
2.50 – 3.50	23,302	3.23
5.00 – 8.25	116,556	8.25
8.05 – 16.15	111,966	9.93
	341,280	6.77
AT 31 DECEMBER, 2006
1.25 – 2.13	89,456	1.81
2.50 – 3.50	43,302	3.24
5.00 – 8.25	116,556	8.25
8.05 – 8.05	154,633	8.05
	403,947	6.21

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	SEGMENT INFORMATION

The group’s mining and exploration activities, which are included in the corporate and exploration segment, are conducted in West and East Africa. An analysis of the group’s business segments, excluding intergroup transactions, is set out below.

	US$000	Group’s 40% share of Morila Mine	Loulo Mine	Corporate and Exploration	Total
A)	YEAR ENDED DECEMBER 31, 2007 PROFIT AND LOSS
	Gold sales on spot	127,687	185,734	—	313,421
	Loss on matured hedges	—	(23,580)	—	(23,580)
	Non-cash loss on roll forward of hedges	—	(7,036)	—	(7,036)
	Total revenue	127,687	155,118	—	282,805
	Mining and processing costs excluding depreciation	(50,536)	(87,880)	—	(138,416)
	Depreciation and amortization	(5,428)	(15,559)	—	(20,987)
	Mining and processing costs	(55,964)	(103,439)	—	(159,403)
	Transport and refining costs	(277)	(1,318)	—	(1,595)
	Royalties	(8,949)	(9,358)	—	(18,307)
	Exploration and corporate expenditure	(832)	(4,184)	(30,904)	(35,920)
	Other (expenses)/income	(2,688)	(2,247)	894	(4,041)
	Finance costs	(1,357)	(4,448)	—	(5,805)
	Finance income	147	151	8,869	9,167
	Profit before income tax	57,767	30,275	(21,141)	66,901
	Income tax expense	(20,725)	(548)	—	(21,273)
	Net profit	37,042	29,727	(21,141)	45,628
	CAPITAL EXPENDITURE	(678)	(47,227)	—	(47,905)
	TOTAL ASSETS	132,442	308,224	340,053	780,719
	TOTAL EXTERNAL LIABILITIES	(26,863)	(132,637)	(11,030)	(170,530)
	DIVIDENDS (PAID)/RECEIVED	(29,000)	—	29,000	—
	NET CASH FLOWS GENERATED BY/(UTILISED IN) OPERATIONS	24,109	42,025	(3,901)	62,233
	NET CASH FLOWS UTILISED IN INVESTING ACTIVITIES	(678)	(47,227)	(48,950)	(96,855)
	NET CASH (UTILISED IN)/GENERATED FROM FINANCING ACTIVITIES	(1,297)	(42,443)	229,189	185,449
	NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	22,134	(47,645)	176,338	150,827

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	US$000	Group’s 40% share of Morila Mine	Loulo Mine	Corporate and Exploration	Total
A)	YEAR ENDED DECEMBER 31, 2006 PROFIT AND LOSS
	Gold sales on spot	125,951	148,956	—	274,907
	Loss on matured hedges	—	(12,190)	—	(12,190)
	Non-cash loss on roll forward of hedges	—	(4,413)	—	(4,413)
	Total revenue	125,951	132,353	—	258,304
	Mining and processing costs excluding depreciation	(44,264)	(70,586)	—	(114,850)
	Depreciation and amortization	(6,233)	(16,611)	—	(22,844)
	Mining and processing costs	(50,497)	(87,197)	—	(137,694)
	Transport and refining costs	(244)	(467)	—	(711)
	Royalties	(8,802)	(8,177)	—	(16,979)
	Exploration and corporate expenditure	(2,643)	(2,886)	(23,276)	(28,805)
	Other (expenses)/income	(68)	(4,042)	2,409	(1,701)
	Finance costs	(1,258)	(4,567)	—	(5,825)
	Finance income	137	256	6,991	7,384
	Profit before income tax	62,576	25,273	(13,876)	73,973
	Income tax expense	(23,025)	27	(99)	(23,097)
	Net profit	39,551	25,300	(13,975)	50,876
	CAPITAL EXPENDITURE	(1,160)	(60,245)	(103)	(61,508)
	TOTAL ASSETS	117,470	258,557	136,137	512,164
	TOTAL EXTERNAL LIABILITIES	19,084	146,228	3,309	168,621
	DIVIDENDS (PAID)/RECEIVED	(30,400)	—	30,400	—
	NET CASH FLOWS GENERATED BY/(UTILISED IN) OPERATIONS	32,900	48,482	(10,972)	70,410
	NET CASH FLOWS UTILISED IN INVESTING ACTIVITIES	(1,160)	(60,140)	(103)	(61,403)
	NET CASH (UTILISED IN)/GENERATED FROM FINANCING ACTIVITIES	(1,130)	(20,626)	3,653	(18,103)
	NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	30,610	(32,284)	(7,422)	(9,096)

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

	US$000	Group’s 40% share of Morila Mine		Somilo	Corporate and Exploration	Total
B)	YEAR ENDED DECEMBER 31, 2005 PROFIT AND LOSS
	Gold sales on spot	120,814		30,688	—	151,502
	Loss on matured hedges	—		—	—	—
	Non-cash loss on roll forward of hedges	—		—	—	—
	Total revenue	120,814		30,688	—	151,502
	Mining and processing costs excluding depreciation	(46,048	)#	(9,258)	—	(55,306	) #
	Depreciation and amortization	(7,206)		(4,704)	—	(11,910)
	Mining and processing costs	(53,254	) #	(13,962)	—	(67,216	) #
	Transport and refining costs	(288)		(72)	—	(360)
	Royalties	(8,398)		(1,875)	—	(10,273)
	Exploration and corporate expenditure	(442)		(2,193)	(21,414)	(24,049)
	Other (expenses)/income	(740)		45	528	(167)
	Finance costs	(1,434)		(681)	(1,360)	(3,475)
	Finance income	174		—	1,890	2,064
	Profit before income tax	56,432	#	11,950	(20,356)	48,026	#
	Income tax expense	(170	)#	—	—	(170	) #
	Net profit	56,262	#	11,950	(20,356)	47,856	#
	CAPITAL EXPENDITURE	(1,742)		(82,950)	—	(84,692)
	TOTAL ASSETS	111,959	#	206,412	143,978	462,349	#
	TOTAL EXTERNAL LIABILITIES	22,456	#	130,280	3,913	156,649	#
	DIVIDENDS (PAID)/RECEIVED	(35,880)		—	35,880	—
	NET CASH FLOWS GENERATED BY/(UTILISED IN) OPERATIONS	33,712		9,510	(13,486)	29,736
	NET CASH FLOWS UTILISED IN INVESTING ACTIVITIES	(1,742)		(82,751)	—	(84,493)
	NET CASH (UTILISED IN)/GENERATED FROM FINANCING ACTIVITIES	(1,156)		24,877	105,248	128,969
	NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	30,814		(48,364)	91,762	74,212

#    Restated due to change in accounting policy relating to stripping costs. Refer note 6.

19.	FINANCIAL RISK MANAGEMENT

In the normal course of its operations, the group is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the group may enter into transactions which make use of on-balance sheet derivatives. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.

Controlling Risk in the Group

The treasury committee is responsible for risk management activities within the group. The treasury committee reviews and recommends to the board all treasury counterparts, limits,

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

instruments and hedge strategies. At least two members of the treasury committee need to be present for a decision to be made. The treasury committee is only permitted to invest with institutions with investment ratings of AA− or higher. The treasurer is responsible for managing investment, gold price, currency, liquidity and credit risk. The treasury function monitors adherence to treasury risk management policy and counterpart limits and provides regular reports.

The financial risk management objectives of the group are defined as follows:

•	Safeguarding the group core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk and interest rate risk.

•	Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures.

•	Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

•	Ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the group and comply where necessary with all relevant regulatory and statutory requirements.

Foreign currency and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro and Communauté Financière Africaine Franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks. Generally, the group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. Gold sales are disclosed in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices.

These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. At year end, the volume of outstanding forward sale contracts was 207 240 ounces.

Net open hedge position as at December 31, 2007

The group had the following new forward-pricing commitments outstanding against future production.

Summary: All open contracts in the group’s commodity hedge position as at December 31, 2007

US dollar/gold	2008	2009	2010	Total
Forward sales
Ounces	80,496	84,996	41,748	207,240
Average US$/oz	429.23	434.90	500.38	445.89

The volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the group’s hedging policy.

Forward sales contracts require the future delivery of gold at a specified price.

The gains and losses on ineffective portions of cash flow hedge derivatives are recognized immediately in the income statement. During the year to December 31, 2007, a loss of $0.3 million (2006: $0.7 million) was recognized due to hedge ineffectiveness.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short term cash investments and interest payable on financing activities (including long term loans), giving rise to interest rate risk. In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements. The group generally enters into variable interest bearing borrowings. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. The group has in the past been able to actively source financing through public offerings, shareholder loans and third party loans. A 1% change in interest rates on the group’s net cash (cash and cash equivalents less borrowings) would result in a US$2.9 million (2006: US$0.9 million) impact on profit before tax. The group typically holds financial investments with an average maturity of 30 days to ensure adequate liquidity. The maturity of borrowings is set out in note 14, the maturity of all other financial liabilities is not later than one year.

            Cash and short-term loans advanced

Maturity date	Currency	Fixed rate investment amount	Effective Rate %	Floating rate investment amount million	Effective Rate %
All less than one year	US$	343,133	4.56	—	—

The other financial instruments of the group that are not included in the tables above are non-interest bearing and are therefore not subject to interest rate risk.

Concentration of credit risk

The group’s derivative financial instruments and cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in Mali. The gold produced is sold to a reputable gold refinery. The group is not exposed to significant credit risk, as cash is received within a few days of the sale taking place. Included in receivables is US$18.8 million net of a present value provision (2006: US$18.4 million), see note 7, relating to indirect taxes owing to Morila and Loulo by the State of Mali, which are denominated in FCFA. Receivables also include advances to a contractor totalling US$12.1 million (2006: US$11.8 million) (see note 23). Available-for-sale financial assets consists of a portfolio of short term asset-backed securities and other corporate debt instruments. The trading market for these instruments has become substantially illiquid as a result of unusual conditions in the credit markets. The company continues to receive interest payable on these securities. (Refer to note 11).

Capital Risk Management

The group’s objectives when managing capital are to safeguard the group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the consolidated

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

balance sheet) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt.

	2007	2006
Total borrowings	6,420	50,484
Less: cash and cash equivalents	(294,183)	(143,356)
Net cash	(287,763)	(92,872)
Total equity	607,093	340,770
Total capital	319,330	247,898
Gearing ratio	0%	0%

20.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the group’s financial instruments outstanding at December 31, 2007 and 2006. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

US$000	Notes	Dec 31, 2007 Carrying amount	Dec 31, 2007 Fair value	Dec 31, 2006 Carrying amount	Dec 31, 2006 Fair value
Financial assets
Cash and cash equivalents		294,183	294,183	143,356	143,356
Available-for-sale financial assets		48,950	48,950	—	—
Receivables		56,321	56,321	43,683	43,683
Financial liabilities
Accounts payable		63,330	63,330	39,461	39,461
Current portion of long term borrowings		3,647	3,647	24,818	24,818
Long term borrowings (excluding loans from outside shareholders)		2,773	2,773	25,666	25,486
Liabilities on forward gold sales	16	85,625	85,625	67,494	67,494
Government of Mali loan		3,096	2,545	2,773	2,280

Hedging instruments	Carrying amount US$000	Forward sales Ounces	Forward sales US$/oz
Financial Instruments
Details of the group’s on balance sheet forward gold sale contracts as at December 31, 2007 (all treated as cash flow hedges):
Maturity dates
Year ended 2008	33,672	80,496	429
Year ended 2009	36,090	84,996	435
Year ended 2010	15,863	41,748	500
Total	85,625	207,240	446

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Financial instruments
Details of the group’s on balance sheet forward gold sale contracts as at December 31, 2006 (all treated as cash flow hedges):
Maturity dates
Year ended 2007	27,525	132,583	438
Year ended 2008	19,062	80,496	431
Year ended 2009	20,907	84,996	437
Total	67,494	298,075	436

These financial instruments were taken out as part of the Loulo project financing, but some of the contracts which matured in 2006 have been rolled forward.

For ounces delivered into hedges the net cash proceeds from the sales will be limited to the forward price per the contract as per the previous table. However, the revenue recognized under IFRS in respect of forecast sales hedging using forward contracts rolled forward in 2007 will be adjusted to exclude the non-cash profit/loss rolled forward. These profits/losses have already been recognized in the income statement, at the original designated delivery date.

The hedge book liability as stated at present will realize as follows:

US$000	Dec 31, 2007	Dec 31, 2006
Amounts deferred in equity which will reduce/(increase) revenue in future periods:
2007	—	23,962
2008	32,749	19,062
2009	34,755	19,458
2010	6,319	—
	73,823	62,482

US$000
The non-cash losses on rolled forward contracts for previously designated dates which have already been recognized in the income statement:
2007	—	3,078
2008	—	—
2009	1,335	1,335
2010	9,544
	10,879	4,413
The ineffective loss/(profit) portion of hedging contracts previously recognized	923	599
Total fair value	85,625	67,494

US$000	Dec 31, 2007	Dec 31, 2006
Movement in the Hedging Reserve	(62,482)	(43,135)
Opening balance
Movement on cash flow hedges
• Transfer to income statement	30,371	17,256
• Fair value movement on financial instruments	(41,712)	(36,603)
Closing balance	(73,823)	(62,482)

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Estimation of fair values

            Receivables, accounts payable, bank overdrafts and cash and cash equivalents.

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments. Long term receivables are discounted using the effective interest rate which approximates a market related rate. The rates used and the fair values are stated in note 7.

Long term borrowings

The fair value of market-based floating rate long term debt is estimated using the expected future payments discounted at market interest rates.

The fair value for the loans from minority shareholders is based on estimated project cash flows which have been discounted at 6.75% (2006: 6.75%).

Gold price contracts

The fair value of gold price forward sales contracts has been determined by reference to quoted market rates at year end balance sheet dates. See note 3.

The forward price of gold is sensitive to fluctuations in the gold spot price, interest rates and the gold lease rate. The following table sets forth a sensitivity analysis of the mark-to-market valuations of our hedges as at 31 December 2007:

Impact on Mark-to-Market valuation of financial liabilities − forward gold sales

Sensitivity to change in gold price at December 31, 2007

Loulo (100%):
Change in US$ gold price	20	10	5	2	0	(2)	(5)	(10)	(20)
Mark-to-market (US$ million)	(89.6)	(87.6)	(86.6)	(86.0)	(85.6)	(85.2)	(84.6)	(83.6)	(81.7)

Sensitivity to change in weighted average US$ interest rate at December 31, 2007

Loulo (100%):
Change in rate	1.00%	0.50%	0.20%	0.00%	−0.20%	−0.50%	−1.00%
Mark-to-market (US$ million)	(87.6)	(86.6)	(86.0)	(85.6)	(85.2)	(84.6)	(83.6)

Sensitivity to change in gold lease rate at December 31, 2007

Loulo (100%):
Change in rate	1.00%	0.50%	0.20%	0.00%	−0.20%	−0.50%	−1.00%
Mark-to-market (US$ million)	(83.9)	(84.8)	(85.3)	(85.6)	(86.0)	(86.5)	(87.3)

These movements will affect profits when the relevant forward contracts expire.

21.	COMMITMENTS AND CONTINGENT LIABILITIES

US$000	Dec 31, 2007	Dec 31, 2006
Capital expenditure contracted for at balance sheet date but not yet incurred is:
Property, plant and equipment	2,013	10,450

The group’s capital commitments relating to the Morila joint venture, included above, amount to US$0.5 million (2006: US$0.1million). There are no contingent liabilities for Morila. If the group were to early terminate its mining contract at Loulo without cause, it would have to pay a lump sum compensation depending on the maturity of the contract. If the contract had been cancelled in 2007 then the payment would have been US$5 million (2006: US$6.7 million).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

            Operating lease commitments

The lease relates to the oxygen plant at Loulo leased from Maligaz. The duration of the contract is 10 years and the contract is renewable for additional periods of five years thereafter. The lease expenditure charged to the income statement during the year is disclosed in note 24.

The future aggregate minimum lease payments* under operating leases are as follows:

US$000	Dec 31, 2007	Dec 31, 2006
No later than 1 year	362	323
Later than 1 year and no later than 5 years	1,448	1,292
Later than 5 years	724	969
	2,534	2,584

*	The payments also include payments for non-lease elements in the arrangement.

22.	RELATED PARTY TRANSACTIONS

In terms of the operator agreement between Morila SA and AngloGold Ashanti Services Mali SA, a management fee, calculated as 1% of the total revenue of Morila, is payable to AngloGold Services Mali SA quarterly in arrears. The attributable management fees for the year ended December 31, 2007 amounted to US$1.3 million (2006: US$1.3 million). With effect from February 15, 2008 Randgold Resources assumed responsibility for the operatorship of Morila SA and accordingly will receive payment of the management fees. Purchasing and consultancy services are also provided by AngloGold Ashanti to the mine on a reimbursable basis. The attributable purchases and consultancy services for the year ended December 31, 2007 amounted to US$2.4 million (2006: US$3.1 million). The attributable purchases and consultancy services balance outstanding at year end amounted to US$0.9 million (2006: 0). Seven Bridges Trading 14 (Pty) Limited administration services to Rockwell Resources RSA (Pty) Limited. Total fees received during the year amounted to US$0.08 million (2006: US$0.02 million).

Key management personnel compensation was as follows:

US$000	2007	2006	2005
Short term employee benefits	6,267	4,863	3,853
Share-based payments	1,144	1,434	2,053
Total	7,411	6,297	5,906

This includes compensation for three executive directors (2006: two), six non-executive directors (2006: seven) and ten executive management personnel (2006: nine).

Refer to directors and management’s profiles on pages xx to xx for detail of their roles and responsibilities.

23.	SIGNIFICANT UNCERTAINTIES RELATING TO TRANSACTIONS WITH A CONTRACTOR

The directors believe that the group is entitled to recover US$59.3 million from MDM Ferroman (Pty) Ltd (‘‘MDM’’) (in liquidation), the contractor which was responsible for construction of the Loulo mine (‘‘the project’’) until the main construction contract was taken back on December 30, 2005. This comprises payments totaling US$32 million which have been capitalized as part of the cost of the project, US$15.2 million in respect of damages arising from the delayed completion of the project, and advances of US$12.1 million (2005: US$12.2 million)

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

included in Receivables. Of this latter amount, US$7 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets. As part of the group’s efforts to recoup the monies owed, MDM was put into liquidation on February 1, 2006. This resulted in a South African Companies Act Section 417 investigation into the business and financial activities of MDM, its affiliated companies and their directors. The investigation was completed and summons have been issued against those MDM creditors deemed as preferential creditors. The legal proceedings are continuing. The directors believe that the group will be able to recover in full the US$12.1 million included in Receivables. However, this is dependent on the amounts which can be recovered from the performance bonds, personal guarantees and other assets provided as security. Any shortfall is expected to be recovered from any free residue accruing to the insolvent estate. The aggregate amount which will ultimately be recovered cannot presently be determined. The financial statements do not reflect any additional provision that may be required if the US$12.1 million cannot be recovered in full. Recovery of the other US$47.2 million is dependent on the extent to which the group’s claim is accepted by the liquidators and the amount in the free residue. The ultimate outcome of this claim cannot presently be determined. The financial statements do not reflect any adjustment to the cost of the Loulo development that may arise from this claim, or any additional income that may arise from the claim for damages, or any charge that may arise from MDM’s inability to settle amounts that are determined to be payable by MDM to the group in respect of the Loulo development.

24.	MINING AND PROCESSING COSTS AND OTHER DISCLOSABLE ITEMS

Mining and processing costs comprise:

US$000	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
Mine production costs	136,312	115,217	66,612
Movement in production inventory and ore stockpiles	(11,534)	(13,373)	(18,744)#
Depreciation and amortization	20,987	22,844	11,910
Other mining and processing costs	13,638	13,006	7,438
	159,403	137,694	67,216 #
Operating lease payments	362	323	292
Impairment of receivables	(2,047)	1,550	1,009

# Restated due to change in accounting policy relating to stripping costs. Refer note 6.

25.	EXPLORATION AND CORPORATE EXPENDITURE

US$000	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
Exploration and corporate expenditure comprise:
Exploration expenditure	18,245	13,959	8,723
Corporate expenditure	17,675	14,846	15,326
	35,920	28,805	24,049

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.	FINANCE INCOME AND COSTS

US$000	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
Finance income – interest income on short term deposits	7,887	7,384	2,064
Finance income – net foreign exchange gains on financing activities	1,280	1,339	—
Finance income	9,167	8,723	2,064
Interest expense – borrowings	(5,251)	(5,825)	(1,861)
Unwind of discount on provisions for environmental rehabilitation	(554)	(541)	(254)
Finance costs – net foreign exchange losses on financing activities	—	—	(1,360)
Finance costs	(5,805)	(6,366)	(3,475)
Finance income – net	3,362	2,357	(1,411)

27.	POST BALANCE SHEET EVENTS

With effect from February 15, 2008, Randgold Resources assumed responsibility for the operatorship of Morila SA and accordingly will receive payment of the management fees. See note 22 for details.

On January 31, 2008, the board of directors approved an annual dividend of 12 US cents per share which resulted in an aggregate dividend payment of US$9.1 million which was paid in March 2008.

The development of the Tongon mine was approved by the board of directors on January 31, 2008.

SOCIÉTÉ DES MINES DE MORILA S.A.

REPORT OF THE INDEPENDENT AUDITORS

To the members of Société des Mines de Morila S.A.

We have audited the accompanying balance sheet of Société des Mines de Morila S.A as of December 31, 2007 and the related income statement, statement of changes in equity and cash flow statement for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Société des Mines de Morila S.A at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the IASB.

/s/ BDO Stoy Hayward LLP
BDO Stoy Hayward LLP
20 June 2008

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Société des Mines de Morila S.A.

We have audited the balance sheets of Société des Mines de Morila S.A. (the Company) as of December 31, 2006, and the related income statements, cash flow statements and statements of changes in shareholders equity for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and cash flows for each of the two years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ PricewaterhouseCoopers Inc.
PricewaterhouseCoopers Inc.
Director: Faan Lombard
Registered Auditor

Johannesburg, South Africa;
June 21, 2007

SOCIÉTÉ DES MINES DE MORILA S.A.
Income Statement
for the years ended December 31,

	Note	2007 $’000	2006 $’000	2005 $’000
Revenue		319,218	314,878	295,909
Operating costs		(170,332)	(156,552)	(158,981)
		148886	158,326	136,928
Other (expenditure)/income – net		(990)	2,718	(928)
Operating profit	13	147,896	161,044	136,000
Finance income	21	362	651	435
Finance costs	21	(3,392)	(3,739)	(4,367)
Finance costs – net	21	(3,030)	(3,088)	(3,932)
Profit before taxation		144,866	157,956	132,068
Taxation	14	(52,058)	(57,717)	(267)
Net profit attributable to Equity Shareholders		92,808	100,239	131,801

The accompanying notes are an integral part of the financial statements.

SOCIÉTÉ DES MINES DE MORILA S.A.
Balance sheet
At December 31,

	Note	2007 $’000	2006 $’000
ASSETS
Non current assets		211,085	202,719
Property, plant and equipment	9	77,159	88,427
Deferred tax asset	8	3,084	6,261
Non-current receivables	12	28,822	12,422
Long-term ore stockpiles	10	102,020	95,609
Current assets		120,020	89,803
Inventories	10	72,061	39,380
Accounts receivable	12	33,952	37,560
Prepaid expenses		14,007	8,435
Cash and cash equivalents		—	4,428
Total assets		331,105	292,522
EQUITY AND LIABILITIES
Capital and reserves
Share capital	4	16	16
Distributable reserves		266,257	245,949
Shareholder’s equity		266,273	245,965
Non-current liabilities		20,484	22,044
Shareholder’s loan	5	3,860	3,689
Environmental rehabilitation provision	6	11,218	10,012
Interest bearing borrowings	7	5,406	8,343
Current liabilities		44,348	24,513
Accounts payable	11	22,495	17,058
Taxation payable		6,574	4,434
Short-term portion of interest bearing borrowings	7	2,715	3,021
Bank overdrafts		12,564	—
Total shareholders’ equity and liabilities		331,105	292,522

The accompanying notes are an integral part of the financial statements.

SOCIÉTÉ DES MINES DE MORILA S.A.
Statements of changes in shareholders’ equity
for the years ended December 31,

	Share capital $’000	Retained income $’000	Hedging Reserve $’000	Total $’000
Balance at December 31, 2004	16	179,609	—	179,625
Net profit for the year	—	131,801		131,801
Dividends declared and paid	—	(89,700)		(89,700)
Balance at December 31, 2005	16	221,710	—	221,726
Net profit for the year		100,239		100,239
Dividends declared and paid		(76,000)		(76,000)
Balance at December 31, 2006	16	245,949	—	245,965
Net profit for the year		92,808		92,808
Dividends declared and paid		(72,500)		(72,500)
Balance at December 31, 2007	16	266,257		266,273

The accompanying notes are an integral part of the financial statements.

SOCIÉTÉ DES MINES DE MORILA S.A.
Cash flow statement
for the years ended December 31,

		2007 $’000	2006 $’000	2005 $’000
Cash flows from operating activities
Profit after taxation		92,808	100,239	131,801
Adjustments:
– Tax expense		52,058	57,717	267
– Net finance charges		3,030	2,495	2,739
– Depreciation		13,566	15,583	20,532
– Provision for bad debt		(3,886)	1,137	4,030
– Accretion expense		601	593	637
		158,177	177,764	160,006
Effects of changes in operating working capital items
– Receivables		(30,627)	(21,680)	(9,967)
– Inventories and ore stockpiles		(39,092)	(29,441)	(46,910)
– Accounts payable and accrued liabilities		5,437	(5,103)	(759)
Cash generated from operations before interest and tax		93,895	121,540	102,370
Taxation paid	15	(30,592)	(36,960)	(974)
Interest received		362	651	435
Interest paid – net		(2,436)	(2,982)	(3,021)
Net cash generated from operating activities		60,273	82,249	98,810
Cash flows from investing activities
Additions to mining assets		(1,694)	(2,900)	(4,355)
Net cash flows utilized in investing activities		(1,694)	(2,900)	(4,355)
Cash flows from financing activities
Long term liabilities repaid		(3,243)	(2,826)	(2,891)
Increase in shareholder loan		171	—	—
Dividends paid		(72,500)	(76,000)	(89,700)
Net cash flows utilized in financing activities		(75,572)	(78,826)	(92,591)
Net increase/(decrease) in cash and equivalents		(16,992)	524	1,864
Cash and equivalents at beginning of year		4,428	3,904	2,040
Cash and equivalents at end of year		(12,564)	4,428	3,904
Cash at bank and in hand		(12,564)	4,428	3,904

The principal non-cash transactions are the acquisition of mining assets through finance leases (note 7) and the off-set of income taxes against indirect tax receivables (note 15).

The accompanying notes are an integral part of the financial statements.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2007

1.	Nature of operations

Société des Mines de Morila S.A. (the ‘‘Company’’) owns the Morila gold mine in Mali. The Company is owned 80% by Morila Limited and 20% by the Government of Mali. Randgold Resources Limited and AngloGold Ashanti Limited each own 50% of Morila Limited. The Company is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Company’s principal product, is currently produced and sold in Mali.

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented and are consistent with prior years, except for the change in accounting policy relating to stripping costs. Refer note 2.5.

2.1    Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention, as modified by certain financial assets and financial liabilities (including derivative instruments), which are carried at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the company’s accounting policies. The areas involving a high degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

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

2.3    Foreign currency translation

(a)    Functional and presentation currency

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

2.4    Property, plant and equipment

a)    Long-lived assets

Long-lived assets including development costs and mine plant facilities are initially recorded at cost. Where relevant the estimated cost of dismantling the asset and remediating the site is included in

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant accounting policies (continued)

the cost of property, plant and equipment, subsequently they are measured at cost less accumulated amortisation and impairment. Development costs and mine plant facilities relating to existing and new mines are capitalised. Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity, and are capitalised until commercial levels of production are achieved, after which the costs are amortised.

b)    Short-lived assets

Short-lived assets including non-mining assets are shown at cost less accumulated depreciation and impairment.

c)    Depreciation and amortization

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

d)    Impairment

The carrying amounts of the property, plant and equipment of the Company are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and fair value less cost to sell.

In assessing the value in use, the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is derived from the Company’s credit-adjusted risk-free rate. Revenue for pit optimization assumptions are based on a gold price of $550 (2006: $475) and the extraction of proven and probable reserves as per the approved mine plan. Working costs and sustaining capital expenditure are estimated based on the approved mine plan. An impairment is recognized in the income statement to the extent that the carrying amount exceeds the assets’ recoverable amount. The revised carrying amounts are depreciated in line with accounting policies.

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

2.5	Stripping costs

The company changed its accounting policy on stripping costs, under both IFRS and US GAAP, in 2006. Previously, costs of production stage waste stripping in excess of the expected pit life average stripping ratio were deferred and then charged to production when the actual stripping ratio was below the expected pit life average stripping ratio. Under the revised accounting policy, all stripping costs incurred during the production phase of a mine are treated as variable production costs and as a result are included in the cost of the inventory produced during the period that the stripping costs are incurred.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant accounting policies (continued)

Under US GAAP, EITF 04-06 ‘Accounting for Stripping Costs Incurred during Production in the Mining Industry’ is effective for reporting periods beginning after 15 December 2005. The consensus does not permit the deferral of any waste stripping costs during the production phase of a mine, but requires instead that they should be treated as variable production costs. The directors have decided to adopt the same treatment under IFRS which will ensure that the accounting policies applied under IFRS and US GAAP remain in line. With regard to the conclusions reached by the EITF, the directors believe the revised policy will mean that the financial statements provide reliable and more relevant information about the group’s financial position and its financial performance. In accordance with the requirements of IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, the change in the IFRS policy was applied retrospectively and hence the 2005 figures were restated.

The adjustment reported in the financial statements for the year ended 31 December 2006 arising from the change in the IFRS accounting policy is set out below:

US$000	December 31, 2006	December 31, 2005
Decrease in deferred stripping cost	5,287	9,217
Decrease in ore stockpiles	15,809	20,856
Decrease in gold in process	90	127
Decrease in deferred taxation liability	1,850	3,067
Increase in deferred taxation asset	7,415	7,503
Decrease in opening retained earnings	19,630	34,038

US$000	Year ended December 31, 2006	Year ended December 31, 2005
Increase in net profit	7,709	14,408

2.6    Inventories

Inventories, which include consumable stores, gold in process and ore stockpiled, are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold inventories include all costs incurred in gold production such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties.

Net realizable value is determined with reference to current market prices. A selective mining process is used and a few grade categories exist. Full grade ore is defined as ore above 1.4g/t and marginal ore is defined as ore below 1.4g/t.

All stockpile grades are currently being processed and all ore is expected to be fully processed. This does not include high grade tailings, which are carried at zero value due to uncertainty as to whether they will be processed through the plant.

The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design.

Consumable stores are valued at average cost after appropriate provision for redundant and slow moving items have been made.

2.7    Interest and borrowing cost

Interest and borrowing cost is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing cost is expensed as

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant accounting policies (continued)

incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalized as part of property, plant and equipment. Borrowing cost is capitalized as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably.

2.8    Financial instruments

Financial instruments are measured as indicated below. Financial instruments carried on the balance sheet include cash and cash equivalents, receivables, accounts payable and borrowings.

2.9    Receivables

Receivables are recognized initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, receivables are measured at amortized cost using the effective interest method, less provision for impairment.

A provision for impairment of trade receivables is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of receivables.

Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

2.10    Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts. In the balance sheet, bank overdrafts are included in current liabilities.

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

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant accounting policies (continued)

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

2.14    Accounts payable

Accounts payable and other short-term monetary liabilities, are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

2.15    Employee benefits

(a)    Post employment benefits

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

2.16    Finance Leases

Leases of plant and equipment where the Company assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the income statement over the lease period. The plant and equipment acquired under the finance lease are depreciated over the shorter of the lease term or the useful lives of the assets.

2.17    Revenue recognition

Revenue is recognized as follows:

a)	Gold sales − Revenue arising from gold sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant accounting policies (continued)

These are met when the gold and silver leaves the mine’s smelthouse.

As gold sales are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the Company’s best estimate of contained metal. Subsequently adjustments are recorded in turnover within a matter of days to take into account final assay and weight certificates from the refinery, if different from the initial certificates. Historically the differences between the estimated and actual contained gold have not been significant.

b)	Interest income − Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity.

2.18    Exploration costs

The Company expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realized, i.e. ‘‘probable’’. In evaluating if expenditures meet this criterion to be capitalized, the directors utilize several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalized is always probable, the information that the directors use to make that determination depends on the level of exploration.

a)	Exploration and evaluation expenditure on greenfield sites, being those where the company does not have any mineral deposits which are already being mined or developed, is expensed as incurred until a final feasibility study has been completed, after which the expenditure is capitalized within development costs if the final feasibility study demonstrates that future economic benefits are probable.

b)	Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a prefeasibility study, after which the expenditure is capitalized as a mine development cost. A ‘prefeasibility study’ consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The prefeasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the company will obtain future economic benefit from the expenditures.

c)	Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a prefeasibility study. This economic evaluation is distinguished from a prefeasibility study in that some of the information that would normally be determined in a prefeasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that more likely than not the group will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are also capitalized. These costs are capitalized within development costs.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant accounting policies (continued)

2.19    Current Taxation

Current tax is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted by the balance sheet date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.

2.20    Deferred taxation

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for.

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

2.21    Recent accounting pronouncements

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

The objective of this IFRS is to require entities to disclose information to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates. The company will apply IFRS 8 from January 1, 2009, but it is not expected to have any impact on the accounts of the company.

•	Amendment to IFRS 2 Share-based Payment : Vesting Conditions and Cancellations (effective for accounting periods beginning on or after January 1, 2009).

The Amendment to IFRS 2 is of particular relevance to companies that operate employee share save schemes. This is because it results in an immediate acceleration of the IFRS 2 expense that would otherwise have been recognised in future periods should an employee decide to stop contributing to the savings plan, as well as a potential revision to the fair value of the awards granted to factor in the probability of employees withdrawing from such a plan. The company will apply this amendment from January 1, 2009 but it is not expected to have any impact on the accounts of the company.

•	Revised IFRS 3 Business Combinations and complementary Amendments to IAS 27 (effective for accounting periods beginning on or after July 1, 2009).

The revised IFRS 3 and amendments to IAS 27 arise from a joint project with the Financial Accounting Standards Board (FASB), the US standards setter, and result in IFRS being largely converged with the related, recently issued, US requirements. There are certain very significant changes to the requirements of IFRS, and options available, if accounting for business combinations. The company will apply this amendment from January 1, 2010 but it is not expected to have any impact on the accounts of the company.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant accounting policies (continued)

•	Amendments to IAS 1 Presentation of Financial Statements and to IAS 32 Financial Instruments: Presentation − Putable Financial Instruments and Obligations Arising on Liquidation (effective for accounting periods beginning on or after January 1, 2009).

Many financial instruments that would usually be considered equity allow the holder to ‘put’ the instrument (to require the issuer to redeem it for cash). Currently these financial instruments are considered liabilities, rather than equity. These amendments to IAS 32 address this issue and require entities to classify the following types of financial instruments as equity, provided they have particular features and meet specific conditions:

•	putable financial instruments (for example, some shares issued by co-operative entities); and

•	instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rate share of the net assets of the entity only on liquidation.

The company will apply this amendment from January 1, 2009 but it is not expected to have any impact on the accounts of the company.

•	IAS 23 Borrowing Costs (revised) (effective for accounting periods beginning on or after January 1, 2009).

The main change from the previous version is the removal of the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The company will apply IAS 23 (revised) from January 1, 2009, but it is not expected to have any impact on the accounts of the company, as the policy applied by the company is in line with the revised IAS 23.

•	IFRIC Interpretation 11 IFRS 2 Share-based Payment − Group and Treasury Share Transactions (effective for annual periods beginning on or after March 1, 2007).

This interpretation addresses the classification of a share-based payment transaction (as equity or cash-settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving accounts of the company. The company will apply IFRIC Interpretation 11 from March 1, 2007, but it is not expected to have any impact on the accounts of the company.

•	IFRIC Interpretation 12 Service Concession Arrangements (effective for annual periods beginning on or after January 1, 2008)

This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession arrangements. The company will apply IFRIC 12 from January 1, 2008, but it is not expected to have any impact on the accounts of the company.

•	IFRIC 13 Customer loyalty programmes (for annual periods beginning on or after July 1, 2008)

This interpretation addresses sale transactions in which the entities grant customers award credits that, subject to meeting any further qualifying conditions, the customers can redeem in future for free discounted goods or services. The company will apply IFRIC 13 from July 1, 2008, but it is not expected to have any impact on the accounts of the company.

•	IFRIC 14 and IAS 19 The limits on defined asset, minimum funding requirements and their interaction (for annual periods beginning on or after January 1, 2008)

This interpretation clarifies when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS 19, how a minimum funding

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant accounting policies (continued)

requirement might affect the availability of reductions in future contributions and when a funding requirement might give rise to a liability. The company will apply IFRIC 14 from January 1, 2008, but it is not expected to have any impact on the accounts of the company.

The company has adopted the following standards which is effective for the first time this year. The impact is discussed below:

•	IFRS 7 Financial Instruments Disclosure and complementary amendment to IAS 1, Presentation of Financial Statements − Capital Disclosures (effective for annual periods beginning on or after January 1, 2007)

The objective of this IFRS is to require entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position; and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The adoption of IFRS 7 and the amendment to IAS 1 had a significant impact on disclosures. The disclosures are included in notes 7,11,12,16 and 17.

The company has adopted the following standards and interpretations which are effective for the first time this year without any significant impact:

•	IFRIC Interpretation 7, Applying the restatement approach under IAS 29, Financial Reporting in Hyperinflationary Economies (effective for accounting periods beginning on or after March 1, 2006).

•	IFRIC Interpretation 8 Scope of IFRS 2 (effective for annual periods beginning on or after May, 1 2006).

•	IFRIC Interpretation 9 Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1, 2006).

•	IFRIC Interpretation 10 Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006).

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

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Future rehabilitation obligations

The net present value of current rehabilitation estimates have been discounted to their present value at 4% per annum (2006: 6%), being an estimate of the cost of borrowings. Expenditure is expected to be incurred at the end of the mine life.

Determination of ore reserves

There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Critical accounting estimates and judgments (continued)

Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

Gold price assumptions

The gold price used in the mineral reserves optimization calculation is US$550 (2006: US$475).

Exploration and evaluation expenditure

The Company has to apply judgment in determining whether exploration and evaluation expenditure should be capitalized or expensed, under the policy described in note 2.

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

Share capital consists of the following authorized and issued ordinary par value shares with a nominal value of Communauté Financière Africaine franc (‘‘CFA’’) 10 000 ($16.356) each:

	Number of shares authorized and issued	2007 $’000	2006 $’000
Morila Limited	800	13	13
Government of Mali	200	3	3
	1000	16	16

5.	Shareholder’s loan

	2007 $’000	2006 $’000
Government of Mali	3,860	3689
	3,860	3689
Made up of:
Principal	2,560	2622
Deferred interest	1,300	1,067
	3,860	3689

The shareholder loan is denominated in US dollars and interest accrues at a LIBOR dollar rate plus 2% per annum and has no fixed terms of repayment. The weighted average interest rate as at December 31, 2007 on the shareholders’ subordinated loans was 7% (December 31, 2006: 6.2%).

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Environmental rehabilitation provision

	2007 $’000	2006 $’000
Opening balance	10,012	9,889
Accretion expense	601	593
Change in estimate	605	(470)
	11,218	10,012

The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 4% per annum, being an estimate of the risk free pre-tax, cost of borrowing.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company has estimated that the remaining costs for Morila, in current monetary terms, will be $14.86 million (December 31, 2006: $13.2 million), the majority of which will only be expended at the end of the mine life.

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

There are no other potentially responsible parties to consider for cost sharing arrangements.

The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.

7.	Interest Bearing Borrowings

	2007 $’000	2006 $’000
a) Rolls Royce finance lease	6,754	9,569
b) Air Liquide finance lease	1,367	1,795
	8,121	11,364
Less: Current portion of long term liabilities:
a) Rolls Royce finance lease	2,273	2,593
b) Air Liquide finance lease	442	428
	2,715	3,021
	5,406	8,343

a)    Rolls Royce finance lease

This lease relates to five generators leased from Rolls Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate which as at December 31, 2007

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Interest Bearing Borrowings (continued)

was approximately 23% (2006: 21%) per annum. The lease is collateralized by plant and equipment whose net book value at December 31, 2007 amounted to $8.9 million (2006: $10.3 million). Average annual lease payment of $3.8 million (capital and interest) are payable in instalments over the term of the lease. Randgold Resources Limited guaranteed the repayment of the lease.

b)    Air Liquide finance lease

The Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which as at December 31, 2007 was approximately 3.09% (2006: 3.48%) per annum. The lease is collateralized by the production units whose net book value at December 31, 2007 amounted to $1.3 million (2006: $1.6 million).

Finance lease liabilities − minimum lease payments:

	2007 $’000	2006 $’000
Not later than 1 year	4,202	4,939
Later than 1 year and not later than 5 years	7,710	12,315
Later than 5 years	—	—
	11,912	17,254
Future finance costs of finance leases	(3,791)	(5,890)
Present value of finance lease liabilities	8,121	11,364
The present value of the finance lease liabilities is as follows:
Not later than 1 year	2,715	3,021
Later than 1 year and not later than 5 years	5,406	8,343
Later than 5 years		—
	8,121	11,364

The exposure of the Group’s borrowings to interest rate changes at the balance sheet dates are as follows:

	2007 $’000	2006 $’000
0 – 12 months	2,715	3,021
1 – 5 years	5,406	8,343
	8,121	11,364

The carrying amounts and fair value of the non-current borrowings are as follows:

	Carrying amount		Fair value
	2007 $’000	2006 $’000	2007 $’000	2006 $’000
Finance leases	5,406	8,343	5,406	8,343
	5,406	8,343	5,406	8,343

The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair values are based on cash flows discounted using a rate based on the borrowing rate.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Interest Bearing Borrowings (continued)

The carrying amounts of the Group’s borrowings are denominated in the following currencies:

	2007 $’000	2006 $’000
US Dollar	8,121	11,364

8.	Deferred taxation

Deferred tax is calculated in full on temporary differences under the liability method using a principal tax rate of 35% (2006: 35%).

The movement on deferred taxation is a follows:

	2007 $’000	2006 $’000
At beginning of the year	6,261	7,551
Income statement charge	(3,177)	(1,290)
At end of year	3,084	6,261
Deferred taxation assets and liabilities comprise of the following
Accelerated tax depreciation	(2,324)	(1,154)
Deferred taxation liability	(2,324)	(1,154)
Ore stockpiles and gold-in-process
Decelerated tax depreciation	5,408	7,415
Deferred taxation asset	5,408	7,415
Net deferred taxation asset	3,084	6,261

9.	Property, plant and equipment

	2007 $’000	2006 $’000
Mine properties, mine development costs and mine plant facilities and equipment
Cost
Beginning of year	200,975	198,545
Additions	1,693	2,900
Revision in estimate of rehabilitation costs	605	(470)
	203,273	200,975
Accumulated depreciation
At beginning of year	112,548	96,965
Charge for the year	13,566	15,583
	126,114	112,548
Net book value	77,159	88,427

Long-lived assets

Long-lived assets are those assets which are amortized over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was $74 million as at December 31, 2007 (2006: $83 million).

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Property, plant and equipment (continued)

Short-lived assets

Short-lived assets are those assets which are amortized over their useful life but limited to the life of the mine and are comprised of motor vehicles and other equipment. The net book value of these assets was $3.2million as at December 31, 2007 (2006: $3.6 million).

10.	Inventories

	2007 $’000	2006 $’000
Consumables stores	25,914	22,365
Gold in process	2,500	2,073
Short-term portion of ore stockpiles	45,650	18,008
	74,064	42,446
Provision for obsolescence	(2,003)	(3,066)
	72,061	39,380
Long-term portion of ore stockpiles	102,020	95,609
	174,081	134,989

Ore stockpiles have been split between long and short-term based on the current life of mine plan estimates.

11.	Accounts payable

	2007 $’000	2006 $’000
Related party payables
– AngloGold Ashanti Limited	1,973	543
– AngloGold Services Mali S.A.	513	332
– Societe d’Exploitation des Mines d’Or de Sadiola S.A.	—	149
Trade creditors	7,754	3,334
Payroll cost accruals	1,216	1,308
Indirect taxes payable	—	1,722
Accruals	11,039	9,670
	22,495	17,058

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.	Accounts receivable

	2007 $’000	2006 $’000
Related party receivables
– AngloGold Ashanti Limited	19	93
– AngloGold Services Mali S.A.	—	8
– Societe d’Exploitation des Mines d’Or de Sadiola S.A.	99	1
– Societe des Mines de Loulo S.A.	—	96
– Societé Ashanti Goldfields de Guinée S.A.	46	44
– Geita Gold Mining Limited	—	1
Gold sales trade receivable	16,148	9,993
Value added tax receivable	37,760	26,487
Fuel duties receivable	10,094	14,005
MDM receivable	—	2,522
Other	1,449	3,459
	65,615	56,709
Impairment provision	(2,841)	(6,727)
	62,774	49,982
Less non – current portion	(28,822)	(12,422)
Current accounts receivable	33,952	37,560

As of 31 December 2007, a unused impairment provision of $1.4 million was reversed (2006: $1,1 million impairment). The amount of the provision was $2,8 million as of 31 December 2007 (2006: $6.7 million).

The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The group does not hold any collateral as security. Refer to note 16 for further information on the concentration of credit risk.

The fair values of trade and other receivables are as follows:

	2007 $’000	2006 $’000
Related party receivables
– AngloGold Ashanti Limited	19	93
– AngloGold Services Mali S.A.	—	8
– Societe d’ Exploitation des Mines d’Or de Sadiola S.A.	99	1
– Societe des Mines de Loulo S.A.	—	96
– Societé Ashanti Goldfields de Guinée S.A.	46	44
– Geita Gold Mining Limited	—	1
Gold sales trade receivable	16,148	9,993
Value added tax receivable	37,185	25,174
Fuel duties receivable	7,828	8,834
MDM receivable	—	2,522
Other	1,449	3,459
	62,774	49,982

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Operating profit

	2007 $’000	2006 $’000	2005 $’000
Profit before tax is arrived at after taking into account the following:
Depreciation	13,566	15,583	20,532
Auditor’s remuneration
– audit fees	141	141	111
(Reversal of)/impairment on accounts receivable	(3,886)	1,137	4,030
Foreign exchange differences – net	(3,709)	(2,124)	1,483
Inventory obsolescence provision	1,063	1,062	2,004
Exploration Expense	2,076	6,606	1,105
Royalties	19,170	18,856	15,529
Related party management fee (note 21)	3,202	3,149	2,605

14.	Taxation

Major items causing the Company’s actual income tax charge to differ from estimates at the standard charge of 35% of taxable income are as follows:

	2007 $’000	2006 $’000	2005 $’000 (Restated)
Current taxation	48,881	56,427	7,818
Deferred taxation (note 8)	3,177	1,290	(7,551)
	52,058	57,717	267
The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate as follows:
Profit before tax	144,867	157,956	132,068
Tax calculated at tax rate of 35%	50,703	55,285	46,224
Expenses not deductible for tax purposes
– Provisions/allowances	947	2,708	2,526
– Other Permanent Differences	408	(276)	—
Tax holiday permanent differences	—	—	(48,483)
Taxation charge	52,058	57,717	267

The Company benefited from a five year tax holiday in Mali which expired on November 14, 2005. The benefit of the tax holiday to the Company was to increase its net income by $38.7 million,due to not recording a tax expense for the taxable income generated by the Morila mine for the year ended December 31, 2005. Under Malian tax law upon expiration of the tax holiday, the Company’s income tax expense will be based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.

The Morila operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2007, 2006 and 2005 respectively, for deduction against future mining income.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.	Notes to the cash flow statement

	2007 $’000	2006 $’000	2005 $’000 (Restated)
Taxation paid
– Balance at beginning of year	4,434	6,844	—
– Charge to income statement	52,058	57,717	267
– Offsets against indirect tax receivables	(16,149)	(21,877)	—
– Movement in deferred taxation	(3,177)	(1,290)	7,551
– Balance at end of year	(6,574)	(4,434)	(6,844)
– Tax paid	30,592	36,960	974

16.	Financial risk management

In the normal course of its operations, the Company is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Company may enter into transactions which include mainly gold forward and gold option contracts.

16.1    Concentration of credit risk

The company’s financial instruments and cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the company’s principal product, is produced in Mali. The gold produced is sold to a reputable gold refinery. The company is not exposed to significant credit risk, as cash is received within a few days of the sale taking place.

Included in receivables is US$45 million net of a present value provision (2006: US$34 million), see note 12, relating to indirect taxes owing to the company by the State of Mali, which are denominated in FCFA.

16.2    Foreign currency and commodity price risk

In the normal course of business, the company enters into transactions denominated in foreign currencies (primarily Euro and Communauté Financière Africaine Franc). As a result, the company is subject to exposure from fluctuations in foreign currency exchange rates. In general, the company does not enter into derivatives to manage these currency risks. Generally, the company does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. Gold sales are disclosed in US dollars and do not expose the company to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	Financial risk management (continued)

	2007 $’000	2006 $’000
Bank overdrafts include balances denominated in
– Communauté Financière Africaine franc (CFA)	(13,792)	788
Accounts receivable includes balances denominated in
– Communauté Financière Africaine franc (CFA)	49,096	39,989
Accounts payable includes balances denominated in
– Communauté Financière Africaine franc (CFA)	(3,255)	(8,046)
– South African Rand (ZAR)	(414)	(1,307)
– Pound Sterling (GBP)	(64)	(127)
– Euro (EUR)	(74)	(3,942)
– Australian Dollar (AUD)	—	(88)
– Canadian Dollar (CAD)	—	(1)

Generally the Company does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. These prices are in US dollars and do not expose the Company to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. The company does not currently use any forward contracts or options.

16.3    Interest rates and liquidity risk

Fluctuations in interest rates impact on the value of short term cash investments and interest payable on financing activities (including long term loans), giving rise to interest rate risk. In the            ordinary course of business, the company receives cash from its operations and is required to fund         working capital and capital expenditure requirements. The company generally enters into variable interest bearing borrowings. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. Cash are therefore only held on deposit with reputable banks. The company has in the past been able to actively source financing through public offerings, shareholder loans and third party loans. A 1% change in interest rates on the company’s borrowings would result in a US$2.4 million (2006: US$1 million) negative impact on profit before tax. The maturity of borrowings is set out in note 7, the maturity of all other financial liabilities is not later than one year.

16.4    Capital risk management

The company’s objectives when managing capital are to safeguard the company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the company monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the balance sheet) less cash and cash equivalents. Total capital is calculated as equity, as shown in the balance sheet, plus net debt.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	Financial risk management (continued)

Sensitivities

The following table sets forth a sensitivity analysis of profit after tax as affected by fluctuations in the gold spot price as at 31 December, 2007:

Sensitivity to Change in Gold Price at December 31, 2007

Change in $ gold price	300	200	100	0	(100)	(200)	(300)
Profit after tax ($ millions)	85,234,500	56,823,000	28,411,500	—	(28,411,500)	(56,823,000)	(85,234,500)

17.	Fair value of financial instruments

The following table presents the carrying amounts and fair values of the Company’s financial instruments outstanding at December 31, 2006 and 2005. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	December 31, 2007		December 31, 2006
	Carrying amount	Fair value	Carrying amount	Fair value
	$’000	$’000	$’000	$’000
Financial assets
Cash and equivalents	—	—	4,428	4,428
Accounts receivable	62,774	62,774	49,982	49,982
Financial liabilities
Bank overdrafts	(12,564)	(12,564)	—	—
Accounts payable	22,495	22,495	17,058	17,058
Long-term liabilities (excluding loans from shareholders)	5,406	5,406	8,343	8,343
Short term portion of long term liabilities	2,715	2,715	3,021	3,021

Estimation of fair values

a)

b)	Receivables, restricted cash, accounts payable, cash and equivalents and bank overdrafts

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

c)

d)	Long term debt

The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.

b)	Gold price contracts

The fair value of gold price forward and option contracts has been determined by reference to quoted market rates at year-end balance sheet dates.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Post employment benefits

Retirement benefits for employees of the Company are provided by the Mali Government social security system to which the Company and its employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended December 31, 2007, 2006 and 2005 amounted to $2.2 million, $2.6 million and $2.5 million respectively.

19.	Commitments

Capital expenditure for mining assets

	2007 $’000	2006 $’000
Contracts for capital expenditure	—	—
Authorized but not contracted for	1,265	141
	1,265	141

Somadex mining contractor expenditure

	2007 $’000	2006 $’000
Not later than 1 year	49,281	29,050
Later than 1 year and not later than 5 years	23,742	30,014
Later than 5 years	—	—
	73,023	59,064

20.	Related party transactions

In terms of the Operator Agreement between Morila SA and AngloGold Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Service Mali SA quarterly in arrears. The management fees for the year ended December 31, 2007 amounted to $3.2 million (2006: $3.1 million) (2005: $2.6 million).

Royalties are payable to the Government of Mali in the form of Ad Valorem taxes and CPS at a total rate of 6% of total sales. The royalties for the year ended December 31, 2007 amounted to $19.1 million (2006: $18.9 million) (2005: $17.8 million). Refer to the Value added tax receivable and Fuel duty receivable in note 11 to the financial statements for the balances owed by the Government of Mali to the Company.

Notes 11 and 12 to the financial statements set out the other balances receivable and payable relating to fellow subsidiaries.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Related party transactions (continued)

Transactions with fellow subsidiaries and shareholders are as follows:

	2007 $’000	2006 $’000
Sales/services to related parties
– AngloGold Ashanti Limited	59	92
– AngloGold Services Mali S.A.	28	63
– Societe d’Exploitation des Mines d’Or de Sadiola S.A.	261	(2)
– Societé d’Exploitation des Mines d’Or de Yatela S.A.	2	5
– Societe des Mines de Loulo S.A.	—	111
– Societé Ashanti Goldfields de Guinée S.A.	27	66
– Geita Gold Mining Limited	1	1
Purchases from related parties
– AngloGold Ashanti Limited	(5,677)	(2,884)
– AngloGold Services Mali S.A.	(4,260)	(4,843)
– Societe d’Exploitation des Mines d’Or de Sadiola S.A.	(21)	(285)
– Societé d’Exploitation des Mines d’Or de Yatela S.A.	(1)	(2)
– Geita Gold Mining Limited	(91)	—
– Randgold Resources Limited	—	(102)

Key management remuneration:

	2007 $’000	2006 $’000	2005 $’000
Short-term employee benefits	1,636	1,090	866
Post-employment benefits	142	36	32
	1,778	1,126	898

21.	Finance income and costs

	2007 $’000	2006 $’000	2005 $’000
Finance income – interest income on short term deposits	362	651	435
Finance income	362	651	435
Interest expense – borrowings	(2,791)	(3,146)	(3,811)
Unwind of discount on provisions for environmental rehabilitation	(601)	(593)	(556)
Finance costs	(3,392)	(3,739)	(4,367)
Finance costs – net	(3,030)	(3,088)	(3,932)

Report of Independent Registered Public Accounting Firm on
Financial Statement Schedule

To the Board of Directors of Randgold Resources Limited:

Our audits of the consolidated financial statements, of the effectiveness of internal control over financial reporting referred to in our report dated June 20, 2008, appearing elsewhere in this Annual Report on Form 20-F, also included an audit of the financial statement schedule listed in Item 17 of this Annual Report on Form 20-F. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express and opinion on this financial statement schedule based on our audit. In our opinion this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ BDO Stoy Hayward LLP
BDO Stoy Hayward LLP
Chartered Accountants
London, United Kingdom
June 20, 2008

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Randgold Resources Limited:

Our audits of the consolidated financial statements referred to in our report dated June 25, 2007, appearing elsewhere in this Annual Report on Form 20-F, also included an audit of the information presented for each of the two years in the period ended December 31, 2006 in the financial statement schedule listed in Item 18 of this Annual Report on Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein for each of the two years in the period ended December 31, 2006, when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
London, United Kingdom
June 25, 2007

Schedule 1 — Valuation and Qualifying Accounts

	Balance at beginning of period	Charged to costs and expenses	Foreign currency translation adjustment	Deduction	Balance at end of period
Year ended December 31, 2007
Valuation allowance for impaired receivables	3.2	—	—	(2.1)	1.1
Year ended December 31, 2006
Valuation allowance for impaired receivables	1.6	1.6	—	—	3.2
Year ended December 31, 2005
Valuation allowance for impaired receivables	0.6	1.0	—	—	1.6