Form 20-F
period 2008-12-31
RANDGOLD RESOURCES LTD
filed 2009-05-15
CIK 1175580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
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
     As of December 31, 2008, the Registrant had outstanding 76,506,150 ordinary shares, par value $0.05 per share.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☑ Yes ☐ No
     If the report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☑ No
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes ☐ No
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
     ☐ Item 17 ☑ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

-ii-

GLOSSARY OF MINING TECHNICAL TERMS
The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the terms as used in this Annual Report.

Aureole:	A zone of altered country rock around an igneous intrusion.

bcm:	Bank cubic meter, a volumetric mining measure, equivalent to a cubic meter.

Birrimian:	Geological time era, about 2.1 billion years ago.

Carbonate:	A mineral salt typically found in quartz veins and as a product of hydrothermal alteration of sedimentary rock.

Clastic:	Rocks built up of fragments of pre-existing rocks which have been produced by the processes of weathering and erosion.

Cut-off grade:	The lowest grade of material that can be mined and processed considering all applicable costs, without incurring a loss or gaining a profit.

Development:	Activities required to prepare for mining activities and maintain a planned production level.

Dilution:	Mixing of ore grade material with non-ore grade/waste material in the mining process.

Discordant:	Structurally unconformable.

Disseminated:	A term used to describe fine particles of ore or other minerals dispersed through the enclosing rock.

Dyke:	A sheet-like body of igneous rock which is discordant to bedding or foliation.

EEP:	Exclusive exploration permit.

EP:	Exploration permit.

Exploration:	Activities associated with ascertaining the existence, location, extent or quality of mineralized material, including economic and technical evaluations of mineralized material.

Fault:	A fracture or a zone of fractures within a body of rock.

Feldspar:	An alumino-silicate mineral.

Fold:	A flexure of planar structures within the rocks.

Foliation:	A term used to describe planar arrangements of minerals or mineral bands within rocks.

Footwall:	The underlying side of a fault, orebody or stope.

Fragmentation:	The breakage of rock during blasting in which explosive energy fractures the solid mass into pieces; the distribution of rock particle sizes after blasting.

g/t:	Gram of gold per metric tonne.

Gabbro:	A dark granular igneous rock composed essentially of labradorite and augite.

Gold reserves:	The gold contained within proven and probable reserves on the basis of recoverable material (reported as mill delivered tonnes and head grade).

Gold sales:	Represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of such contracts.

Grade:	The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per tonne of ore.

Greenstone:	A field term used to describe any weakly metamorphosed rock.

Greywacke:	A dark gray, coarse grained, indurated sedimentary rock consisting essentially of quartz, feldspar, and fragments of other rock types.

Head grade:	The grade of the ore as delivered to the metallurgical plant.

Hydrothermal:	Pertaining to the action of hot aqueous solutions on rocks.

Igneous:	A rock or mineral that solidified from molten or partially molten material.

In situ:	In place or within unbroken rock or still in the ground.

Kriging:	An interpolation method that minimizes the estimation error in the determination of reserves.

Landsat:	Spectral images of the Earth’s surface.

Leaching:	Dissolution of gold from the crushed and milled material, including reclaimed slime, for absorption and concentration on to the activated carbon.

Lower proterozoic:	Era of geological time between 2.5 billion and 1.8 billion years before the present.

Measures:	Conversion factors from metric units to US units are provided below:

Metric Unit		US Equivalent
1 tonne	= 1 t	1.10231 tons
1 gram	= 1 g	0.03215 ounces
1 gram per tonne	= 1 g/t	0.02917 ounces per ton
1 kilogram per tonne	= 1 kg/t	29.16642 ounces per ton
1 kilometer	= 1 km	0.621371 miles
1 meter	= 1 m	3.28084 feet
1 centimeter	= 1 cm	0.3937 inches
1 millimeter	= 1 mm	0.03937 inches
1 square kilometer	= 1 sq km	0.3861 square miles

Metamorphism:	A change in the structure or constitution of a rock due to natural agencies, such as pressure and heat.

Mill delivered tonnes:	A quantity, expressed in tonnes, of ore delivered to the metallurgical plant.

Milling/mill:	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

Mineable:	That portion of a mineralized deposit for which extraction is technically and economically feasible.

Mineralization:	The presence of a target mineral in a mass of host rock.

Mineralized material:	A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration.

A deposit of mineralized material does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Moz:	Million troy ounces.

Mt:	Million metric tonnes.

Open pit:	Mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

Orebody:	A continuous, well-defined mass of material containing sufficient minerals of economic value to make extraction economically feasible.

Orogenic:	Of or related to mountain building, such as when a belt of the Earth’s crust is compressed by lateral forces to form a chain of mountains.

Ounce:	One troy ounce, which equals 31.1035 grams.

Oxide Ore:	Soft, weathered rock that is oxidized.

Payshoot:	A defined zone of economically viable mineralization.

Portal:	An entrance to a tunnel or mine.

Probable reserves:	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Prospect:	An area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

Prospecting license or permits:	An area for which permission to explore has been granted.

PL:	Prospecting License.

PLR:	Prospecting License (reconnaissance).

Proven reserves:	Reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Pyrite:	A brassy-colored mineral of iron sulfide (compound of iron and sulfur).

Quartz:	A mineral compound of silicon and oxygen.

Quartzite:	Metamorphic rock with interlocking quartz grains displaying a mosaic texture.

Refining:	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

Regolith:	Weathered products of fresh rock, such as soil, alluvium, colluvium, sands, and hardened oxidized materials.

Rehabilitation:	The process of restoring mined land to a condition approximating its original state.

Reserve:	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation (RC) drilling:	A drilling method.

Rotary Air Blast (RAB) drilling:	A drilling method.

Sampling:	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content).

Sedimentary:	Pertaining to or containing sediment. Used in reference to rocks which are derived from weathering and are deposited by natural agents, such as air, water and ice.

Shear zone:	An elongated area of structural deformation.

Silica:	A naturally occurring dioxide of silicon.

Sinistral:	A geological term relating to left lateral movement.

Stockpile:	A store of unprocessed ore.

Stripping:	The process of removing overburden to expose ore.

Stripping ratio:	Ratio of waste material to ore material in an open pit mine.

Sulfide:	A mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite or iron sulfide. Also a zone in which sulfide minerals occur.

Tailings:	Finely ground rock from which valuable minerals have been extracted by milling.

Tonalite:	A type of igneous rock.

Tonnage:	Quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Tonne:	One tonne is equal to 1,000 kilograms (also known as a “metric” ton).

Total cash costs:	Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties.

Trend:	The arrangement of a group of ore deposits or a geological feature or zone of similar grade occurring in a linear pattern.

Waste:	Rock mined with an insufficient gold content to justify processing.

Weathered:	Rock broken down by erosion.

Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Item 3. Key Information – D. Risk Factors” in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.
We are incorporated under the laws of Jersey, Channel Islands with the majority of our operations located in West Africa. Our books of account are maintained in US dollars and our annual and interim financial statements are prepared on a historical cost basis in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. IFRS differs in significant respects from generally accepted accounting principles in the United States, or US GAAP. This Annual Report includes our audited consolidated financial statements prepared in accordance with IFRS. We have also included in this Annual Report the audited financial information for the years ended December 31, 2008, 2007 and 2006 of Société des Mines de Morila SA, or Morila SA. The financial information included in this Annual Report has been prepared in accordance with IFRS and, except where otherwise indicated, is presented in US dollars. For a definition of cash costs, please see “Item 3. Key Information – A. Selected Financial Data”.
Unless the context otherwise requires, “us”, “we”, “our”, or words of similar import, refer to Randgold Resources Limited and its subsidiaries and affiliated companies.
PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.

Item 3. Key Information
A. SELECTED FINANCIAL DATA
     The following selected historical consolidated financial data have been derived from, and should be read in conjunction with, the more detailed information and financial statements, including our audited consolidated financial statements for the years ended December 31, 2008, 2007, and 2006 and as at December 31, 2008 and 2007, which appear elsewhere in this Annual Report. The historical consolidated financial data as at December 31, 2006, 2005 and 2004, and for the years ended December 31, 2005 and 2004 have been derived from our audited consolidated financial statements not included in this Annual Report, as adjusted for the accounting changes relating to stripping costs under IFRS.
     The financial data have been prepared in accordance with IFRS, unless otherwise noted.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
$000:	2008	2007	2006	2005	2004
STATEMENT OF OPERATIONS DATA:
Amounts in accordance with IFRS
Revenues	338,572	282,805	258,304	151,502	73,330
Profit from operations#	75,937	63,539	71,616	49,437	7,227
Net profit attributable to equity shareholders	41,569	42,041	47,564	45,507	13,707
Basic earnings per share ($)	0.54	0.60	0.70	0.74	0.23
Fully diluted earnings per share ($)	0.54	0.60	0.69	0.71	0.23
Weighted average number of shares used in computation of basic earnings per share (2)	76,300,116	69,588,983	68,391,792	61,701,782	58,870,632
Weighted average number of shares used in computation of fully diluted earnings per share (2)	77,540,198	70,271,915	69,331,035	63,828,996	59,996,257
Other data
Total cash costs ($ per ounce) (1)	467	356	296	201	208

#	Profit from operations is calculated as profit before income tax under IFRS, excluding finance income/(loss)-net and profit on sale of Syama.

*	Reflects adjustments resulting from the sub-division of shares.

	At	At	At	At	At
	December 31,	December 31,	December 31,	December 31,	December 31,
$000:	2008	2007	2006	2005	2004
BALANCE SHEET: AMOUNTS IN ACCORDANCE WITH IFRS
Total assets	821,442	780,719	512,164	462,349	253,577
Long-term loans	1,284	2,773	25,666	49,538	40,718
Share capital	3,827	3,809	3,440	3,404	2,961
Share premium	455,974	450,814	213,653	208,582	102,342
Accumulated profit	245,982	213,567	178,400	130,836	85,329
Other reserves	(31,387)	(69,391)	(59,430)	(41,000)	(14,347)
Shareholders’ equity	674,396	598,799	336,063	301,822	176,285

1.	Randgold Resources has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS, they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures or performance, but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance. These measures are further explained below. Total cash cost and total cash cost per ounce are non-GAAP measures. We have calculated total cash costs and total cash costs per ounce using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant, and royalties.

Under our accounting policies, there are no transfers to and from deferred stripping. Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. We have calculated total cash costs and total cash costs per ounce on a consistent basis for all periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortization would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies. Within this Annual Report our discussion and analysis is focused on the “total cash cost” measure as defined by the Gold Institute.
     The following table lists the costs of producing gold, determined in accordance with IFRS, and reconciles this GAAP measure to total cash costs as defined by the Gold Institute’s guidance, as a non-GAAP measure, for each of the periods set forth below:

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
$000:	December	December 31,	December 31,	December 31,	December 31,
Costs	31, 2008	2007	2006	2005	2004
Mine production costs	$186,377	$136,312	$115,217	$66,612	$37,468
Depreciation and amortization	21,333	20,987	22,844	11,910	8,738
Other mining and processing costs	13,675	13,638	13,006	7,438	6,809
Transport and refinery costs	2,053	1,595	711	360	233
Royalties	19,730	18,307	16,979	10,273	5,304
Movement in production inventory and ore stockpiles	(21,865)	(11,534)	(13,373)	(18,744)	(7,425)

Total cost of producing gold determined in accordance with IFRS	221,303	179,305	155,384	77,849	51,127
Less: Non-cash costs included in total cost of producing gold:
Depreciation and amortization	(21,333)	(20,987)	(22,844)	(11,910)	(8,738)
Total cash costs using the Gold Institute’s guidance	199,970	158,318	132,540	65,939	42,389
Ounces produced *	428,426	444,573	448,242	328,428	204,194
Total production cost per ounce under IFRS ($ per ounce)	517	403	347	237	250
Total cash cost per ounce ($ per ounce)	467	356	296	201	208

*	40% share of Morila and 100% share of Loulo.

2.	Effective June 11, 2004, we undertook a split of our ordinary shares, which increased our issued share capital from 29,273,685 to 58,547,370 ordinary shares. In connection with this share split our ordinary shareholders of record on June 11, 2004 received two ordinary shares, par value $0.05 per share, for every one ordinary share, par value $0.10 per share, they held. See “Item 4. Information on the Company – A. History and Development of the Company”.
B. CAPITALIZATION AND INDEBTEDNESS
     Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS
     Not applicable.
D. RISK FACTORS
     In addition to the other information included in this Annual Report, you should carefully consider the following factors, which individually or in combination could have a material adverse effect on our business, financial condition and results of operations. There may be additional risks and uncertainties not presently known to us, or that we currently see as immaterial, which may also harm our business. If any of the risks or uncertainties described below or any such additional risks and uncertainties actually occur, our business, results of operations and financial condition could be materially and adversely affected. In this case, the trading price of our ordinary shares and American Depositary Shares, or ADS, could decline and you might lose all or part of your investment.
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
     Substantially all of our revenues and cash flows have come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors, over which we have no control, including:
•	the demand for gold for investment purposes, industrial uses and for use in jewelry;

•	international or regional political and economic trends;

•	the strength of the US dollar, the currency in which gold prices generally are quoted, and of other currencies;

•	market expectations regarding inflation rates;

•	interest rates;

•	speculative activities;

•	actual or expected purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

•	hedging activities by gold producers; and

•	the production and cost levels for gold in major gold-producing nations.
     The volatility of gold prices is illustrated in the following table, which shows the approximate annual high, low and average of the afternoon London Bullion Market fixing price of gold in US dollars for the past ten years.

	Price Per Ounce ($)
Year	High	Low	Average
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	444
2006	725	525	604

	Price Per Ounce ($)
Year	High	Low	Average
2007	841	608	695
2008	1,011	712	871
2009 (through April)	947	867	904
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
     If gold prices should fall below and remain below our cost of production for any sustained period we may experience losses, and if gold prices should fall below our cash costs of production we may be forced to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover from any losses we may incur during that period and on our ability to maintain adequate reserves. Our total cash cost of production per ounce of gold sold was $467 in the year ended December 31, 2008, $356 in the year ended December 31, 2007, and $296 in the year ended December 31, 2006. We expect that Morila’s cash costs per ounce will rise as the life of the mine advances as a result of expected declining grade, which will adversely affect our profitability in the absence of any mitigating factors. The high grades expected from the underground mining at Loulo will, in the absence of any other increases, have a positive impact on unit costs.
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
     Fuel, power and consumables, including diesel, steel, chemical reagents, explosives and tires, form a relatively large part of our operating costs. The cost of these consumables is impacted, to a greater or lesser extent, by fluctuations in the price of oil, exchange rates and a shortage of supplies.
     Such fluctuations have a significant impact upon our operating costs and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for mining projects, new and existing, and could even render certain projects non-viable.

In addition, while our revenue is derived from the sale of gold in US dollars, a significant portion of our input costs are incurred in currencies other than the dollar. Accordingly, any appreciation in such other currencies could adversely affect our results of operations.
Our results of operations have been adversely affected by increases in fuel prices, and we would be adversely affected by future increases in fuel prices or disruptions in the supply of fuel.
     Our results are significantly affected by the price and availability of fuel, which are in turn affected by a number of factors beyond our control. Fuel prices are volatile and increased significantly in 2008. While prices have decreased significantly in 2009, they remain higher than historical standards. In 2008, the cost of fuel and other power generation costs comprised approximately 35% of our operating costs and the annual price increase of our landed fuel was 38%.
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
Our business may be adversely affected if the Government of Mali fails to repay Value Added Tax, or TVA, owing to Morila and Loulo.
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
     By December 2007, Morila had successfully concluded a reimbursement protocol with the Government of Mali for all TVA reimbursements it was owed up to June 2005. Morila was unable to conclude a second protocol subsequent to December 2007, however, and pursuant to its establishment convention, began offsetting TVA reimbursements it was owed against corporate and other taxes payable by Morila to the Government of Mali. As a result of the offsets, the TVA owed by the Government of Mali to Morila declined by $5.0 million between December 31, 2008 ($12.3 million) and April 30, 2009 ($7.3 million). Morila is in discussions with the Malian fiscal authorities in order to ensure that the tax offsets are accurately recorded and recognized, although we cannot assure you that the Government of Mali will ultimately recognize the tax offsets.
     At December 31, 2008, TVA owed by the Government of Mali to Loulo stood at $1.8 million. This amount has increased by $7.4 million to $9.2 million at April 30, 2009 due to the end of the exoneration period on November 8, 2008.
     If Morila and Loulo are unable to recover these funds, or if the tax offsets are not recognized, then their results of operations and financial position would be adversely affected, as would their ability to pay dividends to their shareholders. Accordingly, our business, cash flows and financial condition will be adversely affected if anticipated dividends are not paid.
Our business may be adversely affected if the Government of Mali fails to repay fuel duties owing to Morila and Loulo.
     Up to June 2005, Morila was responsible for paying to diesel suppliers the customs duties which were then paid to the Government of Mali. Our operations at Morila and Loulo could claim reimbursement of these duties from the Government of Mali on presentation of a certificate from Société Générale de Surveillance. During the third quarter of 2003, the Government of Mali began to reduce payments to all the mines in Mali due to irregularities involving certain small exploration companies. The Government of Mali has since given full exoneration from fuel duties to the mining industry so that fuel duties are no longer payable. However, a portion of previously paid duties remain outstanding, principally, the duties paid for the period June 2005 to December 2005. Our share of the amounts owing to Morila was $2.1 million on December 31, 2008 and $4 million on December 31, 2007. Amounts owing to Loulo were $0.7 million on December 31, 2008 and $0.7 million on December 31, 2007. At April 30, 2009, amounts owing to Loulo were $0.7 million. At April 30, 2009, Morila’s outstanding fuel duties were offset in full against corporate and other taxes payable by the mine.
     If Morila and Loulo are unable to recover these amounts, or if the amounts offset are not recognized, then their results of operations and financial position would be adversely affected, as would their ability to pay dividends to their shareholders. Accordingly, our business, cash flows and financial condition will be adversely affected if anticipated dividends are not paid.
Certain factors may affect our ability to support the carrying value of our property, plant and equipment, and other assets on our balance sheet.
     We review and test the carrying amount of our assets on an annual basis when events or changes in circumstances suggest that the net book value may not be recoverable. If there are indications that impairment may have occurred, we prepare estimates of expected future discounted cash flows for each group of assets. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. Expected future cash flows are inherently uncertain, and could materially change over time. Such cash flows are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditures.
     During 2008, we recorded impairment charges against our auction rate securities, or ARS, which is described in the following paragraph.
We have invested in debt instruments for which the market has become substantially illiquid.
     We have invested in debt instruments for which the market has become substantially illiquid. We had cash and cash equivalents of $257.6 million as of December 31, 2008 and $248.4 million as of March 31. 2009. In addition, we had available-for-sale financial assets with a carrying value of approximately $38.6 million as of December 31, 2008 and $37.5 million as of March 31, 2009. The available-for-sale financial assets consist of auction rate securities, or ARS. In the third quarter of fiscal year 2007, ARS with a cost value of $49 million failed at auctions due to the sudden and unusual deterioration in the global credit and capital markets, and have since experienced multiple failed auctions. Consequently, the funds associated with these investments will not be accessible until a successful auction occurs, a buyer is found outside of the auction process or the underlying securities have matured.
     We made provisions against these ARS of $10.35 million in the second half of 2008 and an additional $1.09 million in the first quarter of 2009, in each case following the deterioration of the underlying credit ratings of the collateral of certain of the ARS. The trading market for these instruments has become substantially illiquid as a result of unusual conditions in the credit markets. We continue to receive interest payable on these securities. As these investments have been illiquid for more than twelve months and there is no certainty that they will become liquid within the next twelve months, the assets have been reclassified into the non-current section of available-for-sale financial assets to more accurately reflect their nature. Management estimates the fair value of these investments at each reporting period. Management applies a mark to model valuation method. Continued uncertainties in the credit and capital markets may result in additional impairment provisions, which could adversely impact our financial condition, current asset position and reported earnings. Furthermore, there can be no assurance that we will be successful in our actions against the bank or the individual brokers that we have commenced, which are described in this Annual Report under Item 4. “Business Overview-Legal Proceedings.”

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
     We believe that we are entitled to recover certain amounts from MDM, including advances of $12.1 million (December 31, 2007: $12.1 million) included in receivables as at December 31, 2008. Of this latter amount, $7 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets. In January 2009, the liquidator declared and paid the first dividend of $0.1 million from the insolvent estate, leaving an outstanding balance of $12 million as at April 30, 2009.
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
     Our ability to recover in full the $12 million included in receivables is dependent on the amounts which can be recovered from the performance bonds, personal guarantees and other assets provided as security. Any shortfall is expected to be recovered from any free residue accruing to the insolvent estate. The aggregate amount which will ultimately be recovered cannot presently be determined. The financial statements do not reflect any additional provision that may be required if the $12 million cannot be recovered in full. Our results of operations may be adversely affected if we are unable to recover the amounts advanced by us to MDM. Any part of the $12 million included in accounts receivable which cannot in fact be recovered will need to be charged as an expense. The ultimate outcome of this claim cannot presently be determined and there is significant uncertainty surrounding the amount that will ultimately be recovered.
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
     Development of the underground mine at Yalea commenced in December 2006 and first ore was mined in April 2008. These planned mines represent our entry into the business of underground mining. In connection with the development of the underground mines, we must build the necessary infrastructure, the costs of which are substantial. The underground mines may experience unexpected problems and delays during their development and construction. Delays in the commencement of gold production could occur and the development costs could be larger than expected, which could affect our results of operations and profitability. Since the commencement of the underground operations at Yalea, we have experienced a number of technical challenges, principally the availability of the underground fleet and the ability to drill and blast up holes. While we believe these issues will ultimately be resolved, the development and operation of the underground mine will be negatively impacted should they continue.

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
Our success may depend on our social and environmental performance.
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
     At our Tongon project in Côte d’Ivoire, our board approved the development of the new mine based on the strength of a feasibility study. A final draft of the proposed mining convention has been submitted to Côte d’Ivoire’s Ministry of Mines and Energy and we expected to sign the convention during the second quarter of 2009. Construction of the mine commenced at the end of 2008 with first gold production scheduled for the fourth quarter of 2010. We cannot provide any assurance that the project will ultimately result in a new commercial mining operation, or that a new commercial mining operation will be successful.

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
     The countries of Mali, Senegal, Burkina Faso, Ghana, Tanzania and Côte d’Ivoire have, since independence, experienced some form of political upheaval with varying forms of changes of government taking place. Côte d’Ivoire has experienced several years of political chaos, including an attempted coup d’état. The political situation in that country is normalizing and national elections are anticipated in the fourth quarter of 2009.
     Goods are supplied to our operations in Mali through Ghana, Burkina Faso and Senegal, which routings have, to date, functioned satisfactorily. Our operations at Morila have been adversely affected by the higher transportation costs for diesel that now has to be delivered via Senegal. Any present or future policy changes in the countries in which we operate may in some way have a significant effect on our operations and interests.
     The mining laws of Mali, Côte d’Ivoire, Senegal, Burkina Faso, Ghana and Tanzania stipulate that, should an economic orebody be discovered on a property subject to an exploration permit, a permit that allows processing operations to be undertaken must be issued to the holder. Except for Tanzania, legislation in these countries currently provides for the relevant government to acquire a free ownership interest, normally of at least 10%, in any mining project. For example, the Malian government holds a 20% interest in Morila SA and Somilo SA, and cannot be diluted below 10%, as a result of this type of legislation. The requirements of the various governments as to the foreign ownership and control of mining companies may change in a manner which adversely affects us.
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
     Mining contractors are used at Loulo and Morila to mine and deliver ore to processing plants. These mining contractors rely on third-party vendors to supply them with required mining equipment, many of which have been adversely affected by the global economic slowdown. Consequently, at these mines, we do not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines, or any of the vendors that supply them, has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor.
We may be required to seek funding from the global credit and capital markets to develop our properties, and the recent weaknesses in those markets could adversely affect our ability to obtain financing and capital resources.
     We require substantial funding to develop our properties, and may be required to seek funding from the credit and capital markets to finance these activities. Our ability to obtain outside financing will depend upon the price of gold and the market’s perception of its future price, and other factors outside of our control. We may not be able to obtain funding on acceptable terms when required, or at all.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the US and abroad, and may continue to deteriorate in 2009, all of which will have an impact on the availability and terms of credit and capital in the near term. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on our ability to raise capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and results of operations.
We may not pay dividends to shareholders in the near future.
     We paid our third dividend to ordinary shareholders in March 2009. It is our policy to pay dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors. We cannot guarantee that dividends will be paid in the future.
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
     We may become subject to liabilities, including liabilities for pollution or other hazards, against which we have not insured adequately or at all, or cannot insure. Our insurance policies contain exclusions and limitations on coverage. Our current insurance policies provide worldwide indemnity of £50 million in relation to legal liability incurred as a result of death, injury, disease of persons and/or loss of or damage to property. Main exclusions under this insurance policy, which relates to our industry, include war, nuclear risks, silicosis, asbestosis or other fibrosis of the lungs or diseases of the respiratory system with regard to employees, and gradual pollution. In addition, our insurance policies may not continue to be available at economically acceptable premiums. As a result, in the future our insurance coverage may not cover the extent of claims against us.
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
     As a publicly traded company, we are subject to a significant body of regulation. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices in corporate governance and continue to update this program in response to newly implemented or changing regulatory requirements, we cannot provide absolute assurance that we are or will be in compliance with all potentially applicable corporate regulations. For example, we cannot provide assurance that in the future our management will not find a material weakness in connection with its annual review of our internal control over financial reporting pursuant to Section 404 of the US Sarbanes-Oxley Act of 2002. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. If we must disclose any material weakness in our internal control over financial reporting, our share price could decline.
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
     Our operations in West Africa are highly unionized, and strikes are legal in the countries in which we operate. Therefore, our operations are at risk of having work interrupted for indefinite periods due to industrial action, such as strikes by employee collectives. Should long disruptions take place on our operations, the results from our operations and their financial condition could be materially and adversely affected.

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
     In February 2004, we announced that we would develop a new mine at Loulo in western Mali. Construction continued through 2005 and the new open pit mine went into production in October 2005. In addition, our board agreed to proceed with the development of the underground mine and, after the award of the development contract, work commenced with the construction of the boxcut at the Yalea mine in August 2006. This boxcut has been completed and the first blast into hard rock took place on December 22, 2006. First ore was mined in the second quarter of 2008 and full production is scheduled for 2009. Development at Loulo’s second underground mine, Gara, is due to start at the beginning of 2010 with first ore being delivered to the plant by the end of that year.

     In April 2004, Resolute exercised its option to acquire the Syama mine. Resolute has subsequently paid us $6 million in cash and has assumed liabilities of $7 million, of which $4 million owing to ourselves has been settled. The agreement entered into in June 2004 between the parties makes provision for the payment of a royalty by Resolute. At a gold price of more than $350 per ounce, we would receive a royalty on Syama’s production of $10 per ounce on the first million of ounces attributable to Resolute and $5 per ounce on the next three million of attributable ounces entered. This royalty payment is capped at $25 million. In April 2007, Resolute officially reopened the mine and announced that it would commence a recommissioning. We did not receive any royalties in respect of the years ended December 31, 2008, 2007 or 2006.
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
     During 2007, peace initiatives in Côte d’Ivoire continued and we completed a feasibility study which allowed our board to approve the development of the new mine subject to the approval of the mining convention by the Côte d’Ivoire Minister of Mines and Energy. Construction of the mine started at the end of 2008 and first gold production is scheduled for the fourth quarter of 2010.
     Developments during 2008 relating to MDM are discussed more fully in “Item 4. Information on the Company – B. Business Overview – Legal Proceedings”.
Principal Capital Expenditures
     Capital expenditures incurred for the year ended December 31, 2008 totaled $85 million compared to $47.9 million for the year ended December 31, 2007 and $61.5 million for the year ended December 31, 2006. As of December 31, 2008, our capital commitments amounted to $40.3 million, principally for the Loulo underground project and Tongon Project. The capital expenditures will be financed out of internal funds. The capital cost for both Loulo underground mines is expected to amount to $113 million for the next three years. The capital cost for the Tongon mine is expected to amount to $247 million for the next three years.
Recent Developments
     During 2008, we concluded an addendum to our joint venture agreement in Côte d’Ivoire. As a result, we acquired a further 5% interest in the joint venture increasing our stake from 76% to 81%. During the third quarter of 2008, our joint venture partner agreed that we should fund their portion of the capital required for the Tongon project in exchange for an additional 3% interest in the project. The funding of their share of the capital will be repaid from the project’s cashflows. This increases our participation in the project to 84% and reduces their participation to 6%. Government participation remains at 10% and will also be funded by us and repaid from project cashflows.
B. BUSINESS OVERVIEW
Overview
     We engage in gold mining, exploration and related activities. Our activities are focused on West and East Africa, some of the most promising areas for gold discovery in the world. In Mali, we have an 80% controlling interest in the Loulo mine through Somilo SA.

The Loulo mine is currently mining from two open pits and one underground mine and is developing a further underground mine. We also own 50% of Morila Limited, which in turn owns 80% of Morila SA, the owner of the Morila mine in Mali. In addition, we own an effective 84% controlling interest in the development stage Tongon project located in the neighboring country of Côte d’Ivoire, which is scheduled to be in production by the end of 2010. We also own an effective 83% controlling interest in the Massawa project in Senegal where we completed a scoping study in March 2009, and where we have now commenced a prefeasibility study which is expected to be completed by the end of 2009. We also have exploration permits and licenses covering substantial areas in Mali, Côte d’Ivoire, Burkina Faso, Ghana, Senegal and Tanzania. At April 30, 2009, we declared proven and probable reserves of 8.87 million ounces attributable to our percentage ownership interests in Loulo, Morila, and Tongon.
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
Loulo
     In February 2004, we announced that we would develop a new mine at Loulo in western Mali. In 2005, we commenced open pit mining operations at the Gara and Yalea pits, as well as other smaller satellite pits. In 2008, its third year of production, the Loulo mine produced 258,095 ounces of gold at a total cash cost of $511 per ounce. We estimate that the mine will produce approximately 360,000 ounces in 2009. We currently anticipate that mining at Loulo will continue through 2029.
     We commenced development of the Yalea underground mine in August 2006 and first ore was accessed in the April of 2008 with full production scheduled for the end of 2009. We anticipate that we will commence development of Loulo’s second underground mine, Gara, in the first quarter of 2010 with first ore scheduled to be delivered to the plant at the end of that year.
     The focus of exploration at Loulo is to continue to explore and discover additional orebodies within the 372 square kilometer permit. To date, we have succeeded in identifying numerous additional targets including one significant advanced stage target, Gounkoto, which are subject to further exploration and drilling.
Morila
     In 1996, we discovered the Morila deposit, which we financed and developed and has been our major gold producing asset to date. Since production began in October 2000, Morila has produced more than 5 million ounces of gold at a total cash cost of $187 per ounce. Morila’s total production for 2008 was 425,828 ounces, with mining continuing through to April 2009 and processing of lower grade stockpiles continuing through 2013.
     Morila focuses its exploration activities on extending the existing orebody and discovering new deposits that can be processed using the Morila plant. We continually seek to extend the life of mine at Morila, and have targeted areas within the Morila joint venture for further drilling. Outside of the Morila joint venture, we hold exploration permits covering 382 square kilometers in the Morila region, where we are engaged in early stage exploration work.
Tongon
     At our Tongon project located in Côte d’Ivoire we have initiated a 433 hole, 39,099 meter advanced grade control program over the planned pits of the southern and northern zones, prior to the start of mining which is scheduled for early 2010. Construction has commenced and the issuing of the mining license has progressed with the new mining area having been agreed and drafting of the decree for final signature and approval is in progress.

Massawa
     At our Massawa project located in Senegal, we have successfully completed a 5,000 meter drilling program as part of the scoping study that was completed in March 2009. The results of the study have demonstrated that the project is economic and we have commenced a further 35,000 meter drilling program as part of a prefeasibility study which is expected to be completed by the end of 2009.
Exploration
     We have a quality portfolio of exploration projects in both West and East Africa. In 2008, we concentrated our exploration activities on the extension of known orebodies and on the discovery of new orebodies both at producing mines and exploration sites. We continued with our strategy to expand our footprint in Africa, including newly emerging countries. We are exploring in six African countries with a portfolio of 177 targets on 12,126 square kilometers of groundholding. Our business strategy of organic growth through exploration has been validated by our discovery and development track record, including the Morila and Loulo mines, the Tongon project and the Massawa discovery.
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
     During the first quarter of 2009, we formed a new Côte d’Ivoire company in which ownership of the Tongon Project vests. Our interest of 84% in this company will be held through our wholly-owned subsidiary Randgold Resources (Côte d’Ivoire) Limited. The Government of Côte d’Ivoire has a 10% free-carried interest and the right to acquire additional shares at market prices. The remaining 6% is held by New Mining CI, our joint venture partner in Côte d’Ivoire.
Geology
     We target profitable gold deposits that have the potential to host mineable gold reserves of two million ounces or more.
     West Africa is one of the more geologically prospective regions for gold deposits in the world. Lower Proterozoic rocks are known to contain significant gold occurrences and exist in West Africa in abundance. The Birrimian greenstone belts, part of the Lower Proterozoic, which are younger than the Archaean greenstones of Canada, Australia and South Africa, contain similar types of ore deposits and are located in Ghana, Côte d’Ivoire, Burkina Faso, Guinea, Mali, Senegal and Niger. Although a significant amount of geological information has been collected by government and quasi-government agencies in West Africa, the region has largely been under-explored by mining and exploration companies using modern day technology. Most of our exploration properties are situated within the Birrimian Formation, a series of Lower Proterozoic volcanic and sedimentary rocks. The West African Birrimian sequences host a number of world class gold deposits and producing gold mines.

     Our strategy was initiated before the current entry of our competitors into West Africa and we believe that this enabled us to secure promising exploration permits in the countries of Côte d’Ivoire, Mali, Burkina Faso, and Senegal at relatively low entry costs.
Reserves
     Only those reserves which qualify as proven and probable reserves for purposes of the SEC’s industry guide number 7 are presented in this Annual Report. Pit optimization is carried out at a gold price of $650 per ounce. Underground reserves are also based on a gold price of $650 per ounce.
      Morila reserves have been estimated by Mr. D. Kamugisha, Morila Mine Planner and signed off by Mr. S. Ndede, Morila Manager Mining. The Loulo mine and Tongon project reserves were estimated by Mr. O. Ten Brinke, Chief Mine Planning Engineer. All reserves were verified and approved by Mr. R.B. Quick, our General Manager: Project Development, Evaluation and Environment.
     Total reserves as of December 31, 2008, amounted to 109.46 million tonnes at an average grade of 3.27 g/t, for 11.51 million ounces of gold of which 8.87 million ounces are attributable to us. In calculating proven and probable reserves, current industry standard estimation methods are used. The reserves were calculated using classical geostatistical techniques, following geological modeling of the borehole information. The sampling and assaying is done to internationally acceptable standards and routine quality control procedures are in place.
     All reserves are based on feasibility level studies. Factors such as grade distribution of the orebody, planned production rates, forecast working costs, dilution and mining recovery factors, geotechnical parameters and metallurgical factors as well as current forecast gold price are all used to determine a cut-off grade from which a life of mine plan is developed in order to optimize the profitability of the operation.
     The following table summarizes the declared reserves at our mines and project as of December 31, 2008:

	Proven Reserves			Probable Reserves			Total Reserves
Operation/	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
Project	(Mt)	(G/T)	(Moz)	(Mt)	(G/T)	(Moz)	(Mt)	(G/T)	(Moz)
Morila +	13.74	2.02	0.89	6.88	1.14	0.25	20.62	1.72	1.14
Loulo * +	7.08	3.38	0.77	43.51	4.60	6.43	50.59	4.42	7.20
Tongon +	—	—	—	38.25	2.57	3.16	38.25	2.57	3.16

*	Includes Loulo underground.

+	Our attributable share of Morila is 40%, of Loulo 80% and Tongon 84%.
     At Loulo and Morila mines a 10% mining dilution at zero grade and an ore loss of 5% has been incorporated into the estimates of reserves and are reported as mill delivered tonnes and head grades. At the Tongon project a dilution of 15% at zero grade and an ore loss of 2% has been modelled for the Southern zone and for the Northern zone, dilution has been set at 10% with ore loss at 3%. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical recovery factors are 91.5% for the Morila mine, 89.6% for the Loulo mine and 90.9% for the Tongon project.
Mining Operations
Loulo
     Loulo is controlled by a Malian company, Société des Mines de Loulo (Somilo), which is owned 80% by us and 20% by the Malian government.
     The mine is located within the Kedougou-Kéniéba inlier of Birimian rocks which hosts several major gold deposits, namely Gara and Yalea on the Loulo lease as well as Sadiola and Yatela in Mali and the Senegalese deposits of Sabodala and Massawa.
     The mine was officially opened on November 12, 2005 with initial production from the two main open pit mines of Yalea and Gara. An underground mine is now being developed at Yalea to access the deeper high grade ore. Work on a second underground mine at Gara is planned to start in 2010. Since commissioning, Loulo has produced over 800,000 ounces at approximately 250,000 ounces per year, and is planned to ramp up to 400,000 ounces by 2011 once the underground mines are fully operational.

     Increased plant throughput in 2008 partially offset the impact of lower head grades caused by the delay of the underground development which limited access to higher grade ore. Gold production for the year was 258,095 ounces, compared to 264,647 ounces in 2007. Industry-wide consumable cost pressures in 2008, especially from diesel, steel and reagents, together with the strengthening of the Euro and the slightly lower head grade, resulted in higher total cash costs of $511 per ounce compared to $372 per ounce in the previous year. Despite numerous challenges the mine still managed to come within 3% of forecast production.
LOULO: PRODUCTION RESULTS

12 months ending December 31,	2008	2007
Total mined (Mt)	26.23	21.00
Ore mined (Mt)	3.40	2.43
Mined grade (g/t)	3.02	3.32
Strip ratio (waste:ore)	6.9:1	7.6:1
Ore milled (Mt)	2.72	2.70
Head grade (g/t)	3.22	3.30
Recovery (%)	91.2	93.3
Ounces produced (oz)	258,095	264,647
Average gold price received ($/oz)	738	612
Cash operating cost (excluding royalty) ($/oz)	469	337
Total cash cost ($/oz)	511	372
Profit from mining activity ($ million)	58.52	63.60
Note to table:
We own 80% of Loulo and the Government of Mali the remaining 20%. The government’s share is not a free carried interest. We have funded the government portion of the investment in Loulo by way of shareholder loans and therefore control 100% of the cash flows from Loulo until the shareholder loans are repaid.
MINERALIZED MATERIAL AND RESERVES
     Low grade material on stockpile increased during 2008 due to an effort to mine more material from the pits to offset lower production tonnes from underground.
LOULO: ORE RESERVES

		Tonnes	Tonnes	Grade	Grade	Ounces	Ounces
As at		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)
December 31,	Category	2008	2007	2008	2007	2008	2007
ORE RESERVES
Stockpiles	Proven	0.86	0.42	1.73	1.83	0.05	0.02
Gara open pit	Proven	4.49	5.57	3.32	3.16	0.48	0.57
	Probable	0.11	0.13	3.60	3.79	0.01	0.02
Yalea open pit	Proven	1.47	2.96	4.59	3.94	0.22	0.37
	Probable	—	0.03	—	2.04	—	0.002
Gara West open pit	Probable	1.07	1.07	2.03	2.03	0.07	0.07
Loulo 3 open pit	Proven	0.26	—	3.02	—	0.02	—
	Probable	0.12	—	3.75	—	0.02	—
P129 open pit	Probable	0.15	0.15	2.65	2.70	0.01	0.01
Total surface reserve	Proven and probable	8.53	10.33	3.20	3.21	0.88	1.07
Gara UG	Probable	17.35	17.08	4.07	3.91	2.27	2.14
Yalea UG	Probable	24.71	27.01	5.09	4.82	4.05	4.19

		Tonnes	Tonnes	Grade	Grade	Ounces	Ounces	Attributable
As at		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	ounces
December 31,	Category	2008	2007	2008	2007	2008	2007	(80%)
Total underground reserve	Probable	42.06	44.08	4.67	4.47	6.32	6.33
Total proven mine reserves		7.08	8.95	3.38	3.36	0.77	0.97	0.62
Total probable mine reserves		43.51	45.47	4.60	4.40	6.43	6.43	5.14
Total mine reserves		50.59	54.42	4.42	4.23	7.20	7.40	5.76
Pit and underground optimizations carried out at a gold price of $650 per ounce for reserve definition. Dilution and ore loss are incorporated into calculation of reserves. Stockpiled ore included. For details on our attributable ounces, please see the reserve table on page 44 of this Annual Report.
PRODUCTION EXPANSION
     During 2008, headway was made with a number of capital projects as the mine sought to expand production throughput and increase the Yalea high grade feed. The main projects were:
•	Start of power plant expansion with two new medium speed generator units increasing power supply to 27.5 MW.

•	Tailings thickener and clarifier installed, together with cyanide destruction module.

•	Oxygen plant capacity expanded together with the installation of high shear reactors to improve the quantity and efficiency of oxygen supply into the circuit.

•	New stockpile project started to link overland conveyor system from Yalea underground with current crushing plant feeding system together with crusher modifications to increase monthly process plant throughput to 300,000 tonnes per month.
UNDERGROUND
     Loulo remains a very dynamic operation, particularly during this period of transition from a principally open pit operation to one that will be dominated by underground production. Delays during the year on underground development, largely due to poor availability of the development loaders, has been managed through the incorporation of extra open pit mining from the main pits and the smaller satellite pits at Loulo 3, together with the stockpiling of lower grade ores. The first six months of 2009 will require further waste push backs at Gara to ensure the mine retains this flexibility, together with a concerted exploration and drill out effort on Loulo 3 which is expected to deliver more open pit ounces in the short term.
     The underground developments clearly represent the future of Loulo and there has been a determined effort between management and the equipment suppliers and service providers to overcome a series of technical challenges that delayed the project during the year, principally the availability of the underground fleet and the ability to drill and blast up holes. The service providers have agreed to stock more spares on site — including complete engines and drive trains - and to increase the number of mechanics, thus ensuring better equipment availability. Furthermore, high-speed development crews are being recruited to add their specialist skills to the team. Despite delays some significant milestones were achieved during the year:
•	A total of 3,861 meters of development was completed and 107,805 tonnes of ore at a grade of 4.42g/t was mined from the initial stopes below P125 pit. The Yalea declines have now been advanced to a distance of 1,150 meters from surface and a vertical depth of 180 meters.

•	The first and second belts in the underground conveyor system were installed and commissioned and are currently making use of a temporary tipping arrangement, awaiting the introduction of the overland conveyor system planned for completion in the first half of 2009.

•	A waste backfill trial was successfully completed during the final quarter of the year, utilizing waste rock from development. Drilling of backfill slurry holes from surface started in January 2009 with the first sill casting expected early in quarter two of 2009.

•	Construction work on the concrete tunnels was completed and the filling of the box cut is nearly complete.
     Following a rescheduling exercise, the Life of Mine plan has been modified. The optimized plan envisages an increase in tonnes mined from the Yalea underground mine in 2009, while delaying the commissioning of the Gara underground development until 2010. The revised plan foresees a build-up to a production rate of 120,000 tonnes a month from the Yalea underground by year end. The new plan has the following key benefits:
•	The ounces produced from the mine over the next five years will be more evenly distributed.

•	The mine can commit more resources to ensuring the successful implementation of the Yalea underground operation before starting with the second underground mine development.

•	The increased tonnes from Yalea are higher in grade than ounces that were previously planned to be mined from Gara in 2009.

•	The capital costs associated with the Gara development can be deferred at a time when capital costs are at historical highs but could reduce in future.
     During 2008 work continued on the positioning of the Gara portal, with sterilization and geotechnical drilling being completed. A position inside the south-western wall of the Gara pit has been identified as the most suitable for portal placement, allowing for the rapid access of ore from Gara underground.
Morila
     Morila is owned by a Malian company Morila SA, (Morila) which in turn is owned 80% by Morila Limited and 20% by the state of Mali.
     Morila Limited is jointly owned by ourselves and AngloGold Ashanti Limited and the mine is controlled by a 50:50 joint venture management committee. Responsibility for the day-to-day operations was transferred from AngloGold Ashanti to us with effect from 15 February 2008.
     Morila produced its 5 millionth ounce during the year and has distributed an amount in excess of $1.3 billion to its stakeholders since the mine began production in October 2000.
     Drilling of fringe areas during the year within the final pit resulted in model changes and a revised forecast. The mine produced 425,828 ounces at a total cash cost of $400 per ounce for the year. Morila did well in constraining costs which peaked in the third quarter due to world wide inflationary pressures.
     A summary of the salient production and financial statistics as well as a comparison with the previous year’s results is shown below.
MORILA: PRODUCTION RESULTS

12 months ending December 31,	2008	2007
Total mined (Mt)	19.8	23.9
Ore mined (Mt)	4.9	5.0
Mined grade (g/t)	3.19	3.48
Strip ratio (waste:ore)	3.0	3.8
Ore milled (Mt)	4.3	4.2
Head grade (g/t)	3.4	3.7
Recovery (%)	91.2	91.6
Ounces produced (oz)	425,828	449,815
Average gold price received ($/oz)	870	710

12 months ending December 31,	2008	2007
Cash operating cost (excluding royalty) ($/oz)	347	282
Total cash cost ($/oz)	400	332
Profit from mining activity ($ million)	200.2	169.8
MINERALIZED MATERIAL AND RESERVES
     Infill pit drilling resulted in a decrease in the high grade, with high grade material being replaced by significant lower grade tonnes. The net result is a gain in overall Life of Mine ounces, but a decrease in available head grade for 2009.
     Grade control drilling has confirmed a small tongue of high grade material extending beneath the northern extension of the final pit and a scoping study is underway to determine if it is possible to mine these ounces from underground.
     Due to the ore body morphology and the fact that the pit is in its final stages, optimizations at higher gold prices do not affect the pit size — no push backs are warranted. Ore reserves, based on the current ore body model and including depletion from mining to December 31, 2008, are shown below. Mining activities will cease during April 2009 which with processing of stockpiles is estimated to continue until 2013, dependent on the achieved gold price, throughput and input costs at the time.
     Mining operations were carried out under contract by Somadex, a subsidiary of DTP Terrassement, the mining arm of the French construction company Bouygues. A partnership agreement, which incorporates the principle of sharing the potential savings achieved by the contractor, using agreed productivity assumptions and allowing for an agreed return, has been successful particularly in productivity improvements. A planned rightsizing program has been designed together with Somadex and the union of mineworkers to align the workforce to the operation’s requirements after April 2009.
MORILA: ORE RESERVES

	Tonnes	Tonnes	Grade	Grade	Gold	Gold
	(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)
	2008	2007	2008	2007	2008	2007
Proven	13.74	13.11	2.02	2.21	0.89	0.93
Probable	6.88	9.95	1.14	2.01	0.25	0.64
Proven and probable	20.62	23.06	1.72	2.13	1.14	1.58
Cut-off grade for reserves = 1g/t. Reserves are updated within the $650 per ounce pit design. Stockpiled ore included. Dilution and ore loss are included in reserve calculation. For details on our attributable ounces, please see the reserve table on page 44 of this Annual Report.
Tongon project
     The Tongon project is located within the Nielle exploration permit in the north of Côte d’Ivoire, 55 kilometers south of the border with Mali.
     We hold an effective 84% interest in the project. The Côte d’Ivoire state holds a carried interest of 10% with the option to acquire a further 10% participatory right at market rates. New Mining CI, (NMCI), by virtue of a joint venture agreement with us, holds a 6% interest. Funding for their interest in the project will be provided by ourselves and repaid from project cash flows, as will the state’s carried interest of 10%.
     Following the approval of the environmental impact assessment, we have fulfiled all the prerequisites for the mining license and await its issuance. The fiscal regime governing the mine has been agreed and incorporated in a mining convention which is progressing through the interministerial approval process.

GEOLOGY AND ORE RESERVES
     The Tongon deposits are located within the Lower Proterozoic Senoufo Belt, which is a 200 kilometers long, volcanisedimentary belt of greenschist grade metamorphism bounded on either side by variably tectonized granitoid gneiss terranes.
     Mineralization at Tongon is defined in two zones. In the Northern Zone, the major part of the mineralization is located within volcaniclastic rocks which have been intruded by granodiorite and diorite intrusives and is bounded by sheared footwall and hangingwall shale units. The mineralized zone varies in thickness from 3 meters to 35 meters and averages 25 meters in zones of dilation. The mineralization is associated with increased silicification, sulfidation and fine brecciation.
     The Southern Zone is more complex, with mineralization controlled by multiple north-east trending, north-west dipping shears that occur adjacent to a granodiorite intrusive body. Mineralization extends for 2 kilometers along strike and consists of a number of individual lodes. Host rocks include a package of volcaniclastics and intermittent carbonaceous shale units. Alteration is similar to the Northern Zone, being located adjacent to shears and within the predominantly brittle deformed ore zones. Sulfide mineralization includes arsenopyrite, pyrrhotite and pyrite.
     Reserve estimation is based on the results of 275 drillholes (252 diamond drillholes and 23 RC drillholes) for a total of 52,686 meters. Fifty-eight additional trenches have been excavated for a total of 8,608 meters. Average drillhole spacing is 50 x 50 meters and in parts of the Southern Zone is reduced to 25 x 25 meters.
TONGON: PROBABLE ORE RESERVES

	Tonnes
	(Mt)	Grade (g/t)	Gold content (Moz)
NORTHERN ZONE
Oxide	0.52	1.97	0.03
Transition	1.23	2.30	0.09
Fresh	5.71	2.32	0.43
Sub total	7.45	2.29	0.55
SOUTHERN ZONE
Oxide	1.79	2.59	0.15
Transition	2.14	2.88	0.20
Fresh	26.88	2.63	2.27
Sub total	30.80	2.64	2.62
Total probable reserves	38.25	2.57	3.16
     Reserves are calculated within the $650 per ounce pit design. Dilution and ore loss are included in reserve calculation. For details on our attributable ounces, please see the reserve table on page 44 of this Annual Report.
MINING
     Mining at Tongon will be by open pit and pit optimization has been based on a spot gold price of $650 per ounce. Pit designs have been completed using 10 meter benches for waste rock and 5 meter benches for ore. Ramps are 25 meter wide for double lane and 12 meter wide for single lane. Dilution of 15% at zero grade and an ore loss of 2% has been modelled for the Southern Zone, and for the Northern Zone, dilution has been set at 10% with ore loss at 3%. Based on the pit optimization, design and schedule, an ore reserve amounting to 38.25 Mt at a grade of 2.57g/t for gold content of 3.16 Mozs has been estimated.
     A mining schedule based on 3.6 Mt per annum plant throughput has been developed. Preference has been given to mining the larger, higher grade Southern Zone pit followed by the Northern Zone pit. The Life of Mine strip ratio is estimated at 4.3:1. The peak mining rate is estimated to reach 25 Mt per annum of waste and ore.
     The ore from the pits will be hauled to the crushing point on the ROM (run of mine) pad and will be tipped directly into the crusher bin or stockpiled on the ROM pad in the vicinity of the bin for blending. The ROM pad will have an estimated capacity of some 700,000 tonnes of ore.

The load and haul fleet will consist of three 250 to 300 tonne class excavators, assisted by smaller 125 tonne excavators, loading 90 tonne dump trucks. Mining activities at Tongon, including grade control drilling, drill and blast, load and haul and crusher feeding will be contracted out. Negotiations with potential contractors are expected to be concluded around the middle of the year with the chosen contractor scheduled to start mining early in 2010.
     Prior to start of mining we have initiated a 433 hole, 39,099 meter, advanced grade control program over the planned pits of the Southern and Northern Zones. Approximately half the holes have been completed and results to date confirm the existing grade model.
METALLURGY AND PLANT DESIGN
     As noted above, the plant is designed to process 3.6 Mt per annum with ores being treated through a primary, secondary and tertiary crushing circuit. Milling will comprise two ball mills with the discharge from each mill being pumped into separate cyclone feed pump and classifier systems.
     A flash flotation circuit will be used to recover floatable gold, with the balance gravitating to the ball mills for further size reduction. A thickener will be used to enhance the control around the milling and classification circuit, as well as ensuring constant feed density to the CIL (carbon in leach) circuit. The thickener underflow will be pumped to the leach/CIL circuit where gold will be dissolved and adsorbed onto activated carbon. The resultant CIL tailings slurry will be subjected to tailings thickening to recover the maximum amount of process water containing available unused cyanide, which will reduce the amount of fresh cyanide required for leaching as well as the amount of cyanide destruction required. A cyanide destruction process will be incorporated into the process design. The thickened underflow will be pumped to the tailings storage facility which will be located as a valley fill impoundment, approximately 6 kilometers to the west of the plant site.
     Gold will be recovered from the flotation concentrates through a combination of fine grinding and cyanidation. Loaded carbon from the CIL circuit will be acid washed prior to elution, followed by regeneration of the eluted carbon. Gold will be deposited onto cathodes following electrowinning of the eluate. The dried gold sludge will be smelted to produce gold doré which will be shipped to the refinery. Average recoveries over the Life of Mine are expected to exceed 90%.
INFRASTRUCTURE
     The footprint of the mine site has been delineated with the aim of keeping the project area to a minimum, thus reducing its impact on the environment and the local population. The design layout of the infrastructure has been completed. Electrical power will be supplied from the national grid via a dedicated overhead line. A full back-up power generation plant will also be installed. Water will be supplied via a stream diversion dam located approximately one kilometer upstream from the Southern Zone pit.
ENVIRONMENTAL IMPACT
     A full environmental and social impact assessment study (ESIA) was carried out by independent consultants, Digby Wells & Associates, as required by Côte d’Ivoire legislation as well as our own compliance with Equator Principles and the IFC performance standards on social and environmental sustainability. Project alternatives have been examined and a public participation process completed. The natural pre-mining environment has been described and the potential project impacts evaluated. No fatal flaws have been identified by the specialist studies on hydrology, geohydrology, flora, fauna or archaeology. A relocation action plan for affected farmers has been formulated and agreed with the local communities and state authorities. The ESIA was subjected to a public enquiry process and subsequently approved by the state, and the environmental permit to develop the mine has been issued.
HUMAN RESOURCES
     Several hundred new job opportunities will be created in Northern Côte d’Ivoire. The highest number of workers, exceeding 800, will be employed during the construction phase. Subsequent to that, during the production phase, employment should total approximately 536 permanent employees of which 278 will be employed by ourselves and 258 by contractors. Recruitment for the construction phase has already started through a labor broker.

FINANCIAL MODEL
     While decreases in costs of diesel, steel, reagents and transport are expected to filter down in future, the financial analysis shown below is based on costs at September 2008, when the feasibility type 4 study was completed. The key parameters are summarized below:
•	A flat gold price of $800 per ounce has been used for modelling purposes, with sensitivities applied from $600 to $1,000 per ounce.

•	Total ore mined of 38.25 Mt at a strip ratio of 4.3:1 to give total tonnes mined of 203 Mt and total contained gold of 3.16 Mozs.

•	Mining costs average of $3.03 per tonne over the Life of Mine.

•	Mill throughput of 300,000 tonnes per month.

•	Plant costs average of $12.55 per tonne.

•	G&A cost of $2.90 per tonne over Life of Mine.

•	Capital cost of $280 million.
     In order to illustrate the effect of costs reverting to pre-commodity-boom levels, we have detailed below a comparison of the September 2008 cost estimates with input costs approximating those experienced in the third quarter of 2007.
TONGON: FEASIBILITY STUDY COSTS AND COST COMPARISON

	Feasibility	Cost estimate
	Q3 2008	Q3 2007
Cash operating costs	$420/oz	$357/oz
Total cash costs (@ $800/oz gold price)	$444/oz	$381/oz
Life of Mine mining cost (including fleet capital)	$3.03/tonne*	$2.64/tonne+
Life of Mine plant operating cost	$12.56/tonne*	$9.95/tonne+

*	Based on a diesel cost of $1.15 per liter or approximately $111 per barrel of oil.

+	Based on a diesel cost of $0.80 per liter or approximately $75 per barrel of oil.
PRODUCTION PROFILE
     Gold production is projected to build up to average over 290,000 ounces in the first two years of operation and then average over 270,000 ounces per annum over 10 years to give a total of 2.88 Mozs. First gold is expected to be poured during the fourth quarter of 2010.
CONSTRUCTION
     SENET has been appointed as lead E(P)CM contractor, focused on the engineering design and construction management for the process plant. Civil works and procurements, with the initial focus on roads, accommodation and messing facilities, will be managed in house by ourselves.
     The civil earthworks contract for the project (outside of the mining earthmoving contract) has been awarded and mobilization of equipment started with the primary focus being the site airstrip, which is now serviceable. Other activities are bush-clearing and plant site terracing to allow the main process plant construction to start on schedule. Water boreholes have been drilled for the supply of water for construction purposes. Additional water boreholes have also been drilled for the communities at the five villages surrounding the mine site.

     Early construction of the main village is underway to allow its use for construction accommodation. Ten blocks of single quarter units have been completed together with kitchen, dining hall and laundry facilities. Initial power for construction purposes will be provided by a 265kW generator. The overhead line to the camp/village, crusher and batching plant has been completed together with a mini-substation and associated infrastructure. The geotechnical studies for the process plant area, water storage dam and tailings storage facility (TSF) dam walls have been completed. Design and operations strategy with respect to the process plant, water storage dam and TSF incorporating a return water dam has been finalized.
     Orders for long lead-time equipment (both ball mills and mill motors) and key items (reinforcing bar and CIL tank steel) have been placed. A 45 tonne rough terrain mobile crane has been procured and has been commissioned on site.
Exploration
     In 2008, exploration concentrated on the extension of known orebodies and the discovery of new deposits both at producing mines and exploration sites. Our portfolio of projects covers some of the most prospective gold belts of West and East Africa and it has exploration programs staffed by a team of 50 geologists in six countries, with 177 targets on 12,126 km2 of groundholding.
•	In Senegal, at Massawa, we announced a significant new gold discovery during the year. Diamond drilling has delineated bedrock mineralization over a distance of 7 kilometers of which 4 kilometers have been drilled to 100 meter by 50 meter spacing. Following the completion of a positive scoping study on the project, a prefeasibility drilling program has commenced.

•	At Loulo, a new discovery has been made at Gounkoto in the south of the Loulo permit and further drilling is ongoing. New exploration drilling on this target has confirmed continuous mineralization over an 800 meter strike length with high grades open at depth.

•	Following the successful consolidation of a 1,400 km2 land package in the Loulo district — straddling the highly prospective Senegal-Mali shear zone — a helicopter-borne VTEM electromagnetic and magnetic survey has been flown. This work has improved the geological and structural framework of the district and has highlighted large intrusive bodies, extensive folding and large scale boudinage structures. Weak anomalies were also detected over the orebodies and a number of look-alike responses along the known structures in the area are being studied. The interpretation also provided more information on the nature of the extensive iron alteration system in Senegal and across the border in Mali.

•	In Côte d’Ivoire, the exploration emphasis has shifted to the discovery of new ounces close to the existing orebodies, as well as the development of targets further afield.

•	In Burkina Faso at the Kiaka deposit, gravity and heap leach testwork suggests a recovery of above 60% while cyanide leach testwork increases this to above 90%. The results of a scoping study on the Kiaka project show that it does not compare to the other projects in our pipeline and, therefore, alternative options of bringing it to account are being contemplated.

•	During 2009 exploration will concentrate on three strategic areas:
•	Completing a prefeasibility study at Massawa for a decision to complete a feasibility study.

•	Adding to the resource base at Tongon through the evaluation of satellite targets in the Nielle permit.

•	Progressing the Gounkoto discovery.
     We have deferred field exploration in Ghana, Burkina Faso and Tanzania while we evaluate new opportunities which have arisen as a result of the global economic slowdown.

Mali
Loulo
     Exploration concentrated on a two stage strategy:
•	Providing above ROM grade, open pittable oxide ounces inside a 10 kilometer radius of the plant site.

•	Evaluation of targets within the greater lease area (372 km2) and district to make a new discovery.
     At Loulo 3, work concentrated on defining a mining reserve at Loulo 3 North, following the definition of two small oxide reserves, which have subsequently been mined out at the South (11,264 ounces at 3.32g/t) and Central (7,984 ounces at 3.45g/t) targets. Exploration is now evaluating the potential of the greater Loulo 3 target incorporating the Loulo 3 South, Center and North and linking them together, an approximate 1 kilometer of strike length. As a first phase, 6 RC holes with diamond tails have been completed, testing a 600 meter strike to vertical depths of 120 meters below the Northern deposit. Results returned two zones of mineralization, from South to North, which are presented in the table below:
Loulo 3: Drill Results

				Grade
	From	To	Downhole width	Au
Hole id	(m)	(m)	(m)	g/t	Including
L3NRCDHO8	111.50	113.50	2.00	1.37	0.60m @ 20.00g/t
	116.50	123.50	7.00	2.21
	140.50	145.00	4.50	2.37
L3NRCDH07	131.20	133.70	2.50	2.15
	144.50	155.00	10.50	3.79
L3NRCDH01	128.80	137.00	8.20	2.13
	151.00	152.50	1.60	7.27
L3NRCDH05	176.60	183.70	7.10	7.77	0.90m @ 46.10g/t
	193.93	194.94	1.00	4.44
L3NRCDH06	185.50	186.50	1.00	0.89
	197.65	200.45	2.80	2.46
L3NRCDH09	102.80	112.55	10.80	1.35

The Loulo 2 target includes three (North, Center and South) approximately 100 meter to 300 meter long dilation zones over a 2 kilometer strike and has been the focus of RC drilling during the quarter. The North target returned good gold intersections (13 meters at 6.59 g/t and 17 meters at 16.50 g/t), which confirmed earlier results and have shown that this target could provide a small mineable target. Immediately to the south of the northern zone, the Loulo 2 Center target was also further tested and work returned a number of good intersections (3 meters at 6.31 g/t, 5 meters at 3.03 g/t and 4 meters at 5.56 g/t) which, while significant, were generally narrower and lower grade than those of the northern zone. However, the Loulo 2 target, like most of the larger Yalea structure, remains completely untested at depth. To the south of this target a two kilometer gap between Loulo 2 and Loulo 3 was also tested by a number of RC fences. Low grade anomalism was encountered along this trend in most of the holes and while it indicated that there may be no high grade mineralization at surface, it further confirms the continuity and potential of the Yalea structure in this area.
     At P129, a folded and mineralized quartz tourmaline unit, similar to Gara, has been confirmed by reconnaissance diamond drilling. P129QTDDH01 returned 4.85 meters at 2.53g/t from 71.70 meters and 2 meters at 1.40g/t from 99.30 meters.
     At Yalea, underground mapping has identified a late structure which is intimately related with high grade mineralization at P125-Yalea. The structure, known as F1, is a late brittle structure which consistently contains a decimetric massive sulphide zone and high grades located along the main orebody at P125. The extension of this structure to the north of P125 is viewed as a high priority follow up target.
     At Faraba, located in the southern half of the Loulo mining permit, a 9-hole 2,369 meter diamond drilling program was completed along the mineralized structure, concentrating on the 1.2 kilometer gap area between Faraba Main and Faraba North. Additionally, one hole was drilled in the south at Bandankoto and another hole was drilled to test the southern extension of a narrow structure which is located to the west of Faraba Main Zone. Detailed logging and interpretation resulted in the delineation of an eastern and western zone of mineralization over an 800 meter strike, in the gap area. However, mineralized intersections within these zones are complex, generally low grade, with high value spikes and discontinuous along strike and down dip. Work on this target has been halted while targets such as Gounkoto and Toronto are evaluated.
FARABA: DIAMOND DRILL RESULTS

				Inter-
	From	To	Interval	section
Hole ID	(m)	(m)	(m)	(g/t)	Including
FADH023	6.00	10.80	4.80	1.54
	61.20	71.70	10.50	1.76
	75.50	78.00	2.50	1.00
	130.80	134.00	3.20	1.43

				Inter-
	From	To	Interval	section
Hole ID	(m)	(m)	(m)	(g/t)	Including
	147.40	152.00	4.60	2.14	0.80m @ 8.90g/t
	155.00	161.90	6.90	2.90	1.00m @ 7.76g/t
FADH024	127.00	132.80	5.80	0.94
FADH025	53.40	58.90	5.50	6.91	2.20m @ 31.80g/t
	95.25	104.00	8.75	1.16
	108.90	115.10	6.20	1.19
	133.10	135.00	1.90	1.95
	141.00	143.05	2.05	1.56
	195.45	203.80	8.35	3.46	0.80m @ 13.10g/t
					1.00m @ 8.30g/t
	227.30	235.90	8.60	4.46	0.80m @ 23.20g/t
FADH027	140.65	141.45	0.80	12.70
FADH032	32.60	39.00	6.40	1.70
	46.50	56.85	10.35	1.42
	80.60	90.15	9.55	1.73	1.00m @ 9.70g/t
FADH031	162.80	164.90	2.10	2.24
	168.20	171.50	3.30	7.53	1.00m @ 22.00g/t
	195.30	205.70	10.40	1.79	0.95m @ 5.34g/t
					1.05m @ 5.14g/t
	211.80	224.60	12.80	0.94
	226.70	233.00	6.30	2.16	1.10m @ 6.74g/t
	237.10	243.80	6.70	4.67	1.10m @ 22.70g/t
	253.10	257.00	3.90	1.03
	286.00	287.70	1.70	1.05
FADH033	18.60	23.40	4.80	0.56
FADH004ext	326.10	327.90	1.80	4.27
     Gounkoto, a new target identified from electromagnetic data, is located in the southern part of the Loulo mining permit to the north of Faraba. The target is underlain by a 2 kilometer long north-northwest trending plus 30ppb gold in soil anomaly. Initial follow up work consisted of lithosampling which returned a number of strongly mineralized results (24.6g/t, 83.8g/t, 48.6g/t and 7.3g/t). These locations were subsequently trenched and results confirmed the prospectivity of the target (FRT03: 9.70 meters at 15.26g/t and FRT05: 35.75 meters at 10.66g/t). Nine diamond drill holes have now been completed, two of which were initial reconnaissance diamond holes to provide information on the bedrock geology, structure, alteration and mineralization to help assess the potential of this target.
     FRDH01 was drilled under FRT05 and intersected 46.60 meters at 13.63g/t from 65.70 meters (including 7.40 meters at 13.78g/t from 65.70 meters and 14 meters at 33.40g/t from 95 meters). FRDH02, drilled beneath FRT03, returned 5.80 meters at 2.55g/t. Both drill holes intersected strong brittle-ductile deformed rocks with intense alteration and sulfide (pyrite) mineralization. RAB drilling, as further follow up, confirms bedrock mineralization along a 1.3 kilometer north-northwest trending structural corridor, which is open in all directions.
     The first results have been received from a seven hole diamond drilling program and confirm the target as a new discovery in the south of the Loulo permit 200 meters along strike to the north FRDH0011 (46.60 meters at 13.63 g/t), hole FRDH005 intersected 60.17 meters at 16.53 g/t from 126 meters (including 36.40 meters at 25.83 g/t) in the same heavily altered, consistently mineralized structure. Results from borehole FRDH06, drilled another 225 meters further north, returned an average grade of 43.52 g/t over 10.9 meters. This high grade gold mineralization has so far been identified over 425 meters, however the results for the remaining five holes drilled during this program are pending; all have intersected “Gounkoto-type” alteration of varying widths along the 1.3 kilometer Gounkoto-P64 corridor.
     At Toronto, exploration has so far identified a 1 kilometer long structure based on anomalous intersections from RAB drilling, pitting and a trench which returned 28 meters at 1.25g/t. Mineralization is hosted in pink, altered quartzites and shear-breccias which dip at a low angle (40°) to the east. The main structure, which strikes between 350° and 020°, is intersected by both northeast and northwest structures and there are prominent quartz tourmaline units within the corridor.

     Baboto is part of a more than 5 kilometer mineralized structure which hosts the known targets of Baboto South, Central and North. During the year 4,400 meters of RAB drilling, along 16 lines, were completed. The purpose of this program was to further extend the known targets at Baboto. Weakly mineralized results, including a best intersection of 24 meters at 1.21g/t extended the Baboto South target by an additional 600 meters of strike to the north. At Baboto Center mineralization has been extended by a further 100 meters, with best results of 30 meters at 2.15g/t and 21 meters at 2.93g/t. Two diamond holes were drilled to follow up the RAB results on the Central target. BADH027 returned 1 meter at 5.01g/t from 273 meters and BADH028 returned 1 meter at 1.69g/t from 160 meters.
     Despite extensive work at Baboto over the past two years we have been unable to identify above ROM grade mineralization with the average being less than 2g/t gold. While the target area represents a large mineralized structure, albeit at low grade, we have placed short term exploration on hold in order to explore targets with the potential for higher grades.
Regional work
     Following the successful implementation of the ground consolidation strategy in the Loulo district a VTEM airborne electromagnetic (AEM) and magnetic survey was flown over the area. Interpretation of this data is continuing to develop new ideas and identify zones of interest across the district. A number of faint linear anomalies in the data coincide with known mineralized structures on the permit as well as the Gara and Yalea orebodies. Interpretation is identifying new structural domains, the presence of deep intrusives and improved geological control. A prospectivity analysis is being conducted to prioritize targets for follow up work across the greater Loulo district. Kolya and Mananord targets in the Bambadji permit are at the head of the queue. Kolya is a 2 kilometer long, folded and quartz veined quartz tourmaline unit similar to Gara. Previously this target was tested by 4 RC holes, all returning gold mineralization (4 meters at 1.40g/t, 6 meters at 3.60g/t, 3 meters at 2.50g/t and 5 meters at 3.94g/t). Mananord is an 8.7 kilometer long structural corridor, anomalous in gold, with contrasting geological units and intrusives. Very little follow up work has been conducted and RAB drilling has started on both target areas to delineate locations for reconnaissance diamond drilling in 2009.
Morila exploitation lease
     At Morila, integration of all data sets shows the deposit to have characteristics which include post-collisional mineralization, arc-related magmatic signatures, the presence of a low-pressure contact metamorphic aureole, structural and lithological controls on mineralization. This all supports a reduced intrusion-related gold system (RIRGS). The intrusives at Morila define two distinct magma series:
•	A high-K, high-Ti calc-alkaline suite.

•	A normal medium-K, calc-alkaline suite represented by composite diorite-tonalite-granodiorite-granite intrusions. Conceptual models have been generated for targets at Sirakoro, SW Extension, Eastern Margin and Morila Deeps which require deep diamond drill holes to test.
     A diamond drilling program is underway to test conceptual targets at Sirakoro, Eastern Margin, SW Extension and Morila Deeps.
Southern Mali
     The Southern Mali region is a highly prospective terrain as shown by the discoveries of the Morila and Syama deposits. The entire region is heavily lateritized, however, and rock outcrop is very limited. The most obvious regional soil geochemical anomalies have been investigated and no recent discoveries have been made in the region. We continue with generative programs and the development of conceptual ideas. As part of the regional program our teams have prioritized areas of interest and carried out a number of due diligence reviews.

Senegal
     We made a significant new gold discovery at Massawa during 2008. The Massawa target was first identified in 2007 and is located on the Main Transcurrent Shear Zone (MTZ) at the contact between the Mako volcanic belt and the Dalama sedimentary basin, in the Kounemba permit. During the course of 2008 a total of 58 diamond holes for 11,500 meters were drilled to further evaluate the target and delineate the geometry of gold mineralization.
     The host rocks which underlie the target comprise a sequence of intermediate volcaniclastics (lapilli tuff with angular lithic fragments of different sizes and compositions, tuff, ash-tuff, and fine-grained carbonaceous ash-tuff) and sedimentary rocks composed of lithic grit, greywacke, lithic quartzwacke and carbonaceous shale. The bedding strikes 020°, dips 60° to 76° to the west. Graded-bedding is common and suggests the sequence is overturned.
     Mineralization locates in various lithologies but is structurally controlled. There are varying degrees to the intensity of alteration (silica-carbonate-sericite-pyrite-arsenopyrite) and locally brecciation and brittle fracturing are associated with the gold mineralization. To date two main zones have been defined: a Central Zone and a Northern Zone. Within these zones there are multiple mineralized lodes but the principal lode in each zone is defined below:
     Central Zone 1: 22.68 meters at 2.03g/t over a strike length of 983 meters (based on 13 holes). Mineralization is associated with an altered and sulfidized gabbro, which has intruded along the main structure.
     Central Zone 2: 13.29 meters at 2.59g/t over a strike length of 600 meters (based on 8 holes). Mineralization is shear zone hosted; a lapilli tuff acts as a prominent marker horizon in the hangingwall of mineralization.
     The Northern Zone is shear zone hosted, at the contact between volcaniclastics and sediments. This has now been divided into two zones:
•	Northern Zone 1: 8.74 meters at 2.84g/t over a strike length of 1.13 kilometers (based on 17 holes).

•	Northern Zone 2: 11.30 meters at 6.37g/t over a strike length of 821 meters (based on 10 holes). Mineralization in both zones is similar to the 600 meter shear zone hosted Central Zone.
     The results from diamond drilling completed in 2008 are presented in the table below.

MASSAWA: DIAMOND DRILL RESULTS

			Interval	Grade
Hole ID	From (m)	To (m)	(m)	(g/t)	Including
MWDDH008	86.30	89.20	2.90	6.39
	98.40	105.7	7.30	31.04
	109.50	125.00	15.50	1.93
MWDDH009	70.70	121.00	50.30	1.42
	253.35	259.20	5.85	1.55
MWDDH010	88.80	94.00	5.20	3.40
	113.10	119.90	6.80	4.72
	123.00	142.25	19.25	1.50
MWDDH011	69.50	73.50	4.00	4.20
MWDDH012	48.70	49.70	1.00	4.15
MWDDH013	46.00	53.00	7.00	1.13
	97.00	103.00	6.00	2.00
	129.00	137.00	8.00	1.10
	140.00	141.00	1.00	10.20
	183.50	193.06	9.56	1.10
MWDDH014	30.70	42.00	11.30	5.00	1.00m @ 43.70g/t
	114.60	133.50	18.90	1.06
MWDDH015	26.70	33.70	7.00	3.19
	39.70	44.70	5.00	1.91
	156.20	164.50	8.30	2.30	0.80m @ 12.60g/t
MWDDH016	22.80	47.70	24.90	1.61	1.00m @ 7.81g/t
					1.20m @ 7.94g/t
	119.55	122.40	2.85	3.45	0.80m @ 7.37g/t
MWDDH017	10.70	47.10	36.40	0.48	3.00m @ 1.31g/t
	126.20	132.35	6.15	0.77
MWDDH018	7.70	21.70	14.00	1.55	1.00m @ 11.20g/t
	41.70	45.70	4.00	1.20
MWDDH019	7.70	23.70	16.00	0.94
	38.50	53.45	14.95	5.63	3.00m @ 14.23g/t
					0.75m @ 22.00g/t
MWDDH020	20.70	31.70	11.00	5.32	3.00m @ 16.57g/t
MWDDH021	61.70	67.70	6.00	3.96	2.00m @ 11.05g/t
MWDDH022	152.40	153.50	1.10	1.14
MWDDH023	64.50	94.70	30.20	2.83	5.00m @ 10.00g/t
					2.00m @ 4.40g/t
MWDDH024	40.70	68.70	28.00	2.15	2.00m @ 3.18g/t
					2.70m @ 6.10g/t
					2.10m @ 5.10g/t

			Interval	Grade
Hole ID	From (m)	To (m)	(m)	(g/t)	Including
MWDDH025	25.70	35.70	10.00	0.53
MWDDH026	10.70	12.70	2.00	3.40
MWDDH027	76.64	82.00	5.36	1.45	1.20m @ 3.08g/t
	96.20	96.90	0.70	7.80
MWDDH028	148.50	157.80	9.30	3.43	4.30m @ 5.96g/t
	162.20	165.00	2.80	1.57
MWDDH029	152.35	167.15	14.80	6.16	7.00m @ 10.00g/t
	176.70	182.00	5.30	1.25
MWDDH030	99.20	104.20	5.00	0.65	2.00m @ 1.10g/t
	110.20	114.20	4.00	0.53
	148.80	150.80	2.00	1.20
MWDDH031	109.00	112.00	3.00	0.87
	128.50	130.50	2.00	2.22
MWDDH032	98.60	99.80	1.20	6.30
	114.00	115.20	1.20	12.00
MWDDH033	109.00	116.00	7.00	1.52	1.00m @ 4.17g/t
	119.00	135.00	15.40	0.70
MWDDH034	41.10	45.20	4.10	2.39	0.90m @ 6.63g/t
	66.80	86.70	19.90	0.59
MWDDH035	21.20	25.85	4.65	0.67
MWDDH036	73.50	76.50	3.00	3.15	1.00m @ 8.10g/t
MWDDH037	173.30	176.70	3.40	0.66
MWDDH038	48.50	66.00	17.50	1.33	4.00m @ 3.00g/t
MWDDH039	198.20	229.00	30.80	5.74	24.65m @ 7.13g/t
MWDDH040	52.00	53.00	1.00	16.00
MWDDH041	81.50	92.70	11.20	1.10
	120.00	125.90	5.90	1.06
	211.10	212.30	1.20	11.10
	247.10	253.10	6.20	2.40
MWDDH042	129.30	132.90	3.60	1.28
MWDDH043	53.90	60.80	6.90	0.32
MWDDH044	110.00	129.00	19.00	1.09	5.60m @ 2.70g/t
	145.00	157.00	12.00	0.45
	160.00	172.30	12.30	0.81
	191.40	198.50	7.10	1.83
	203.00	228.50	25.50	0.79	2.15m @ 4.48g/t

			Interval	Grade
Hole ID	From (m)	To (m)	(m)	(g/t)	Including
MWDDH045	59.30	66.00	6.70	1.25
	89.40	97.80	8.40	1.12	2.00m @ 3.77g/t
	134.60	159.40	24.80	1.62	5.00m @ 5.30g/t
	173.10	190.00	16.90	0.68
	210.00	214.45	4.45	5.21
MWDDH046	29.70	33.70	4.00	5.65	2.00m @ 10.50g/t
	96.30	105.50	9.20	1.07
	109.40	155.70	46.30	1.79	12.00m @ 3.96g/t
	173.20	196.10	22.90	1.56	5.00m @ 3.32g/t
MWDDH047	113.00	122.30	9.30	3.51	3.00m @ 8.27g/t
	125.90	133.00	7.10	0.76
	148.40	155.20	6.80	2.18	0.90m @ 12.40g/t
	188.00	191.60	3.60	15.55	1.20m @ 44.60g/t
MWDDH048	124.10	139.40	15.30	2.73	5.00m @ 4.36g/t
	144.45	155.10	10.65	2.20	3.60m @ 5.47g/t
	169.00	172.40	3.40	2.79
MWDDH049	16.30	22.70	6.40	0.90
	50.40	55.87	5.47	1.62
MWDDH050	3.58	9.58	6.00	0.91
	13.30	20.50	7.20	1.03
	37.50	45.60	8.10	0.91
	102.50	108.30	5.80	1.41
	126.60	133.50	6.90	1.21
MWDDH051	3.00	13.60	10.60	1.04	1.20m @ 5.00g/t
	164.50	171.20	6.70	1.86	2.00m @ 5.25g/t
MWDDH052	151.00	154.75	3.75	14.00	1.90m @ 26.20g/t
	179.00	189.80	10.80	2.47	3.00m @ 7.53g/t
MWDDH053	116.85	121.30	4.45	0.61
	130.23	131.30	1.07	2.74
MWDDH054	104.50	128.20	23.70	0.84	0.90m @ 8.68g/t
	150.00	156.00	6.00	0.68
	171.20	173.60	2.40	1.24
MWDDH055	103.00	107.95	4.95	0.70
	134.70	144.60	9.90	1.05
MWDDH056	126.45	142.00	15.55	1.70	1.20m @ 15.50g/t
	174.90	197.00	22.10	7.10	3.01m @ 16.65g/t
	212.30	225.10	12.80	4.25	2.00m @ 18.20g/t

			Interval	Grade
Hole ID	From (m)	To (m)	(m)	(g/t)	Including
MWDDH057	197.65	206.75	9.10	7.97
	211.85	215.00	3.15	2.96
	221.20	222.80	1.60	3.38
MWDDH058	114.70	116.70	2.00	5.35
	201.65	213.90	12.25	3.50	0.80m @15.90g/t
MWDDH059	60.70	71.80	11.10	2.43
	74.40	86.50	12.10	1.82
	120.80	129.70	8.90	2.00
MWDDH060	23.10	27.10	4.00	6.44	2.00m @ 12.24g/t
	71.50	81.00	9.50	9.62	2.00m @ 14.04g/t
MWDDH061	134.10	140.40	6.30	3.23
	158.00	190.00	32.00	5.00	2.90m @ 15.68g/t
					9.50m @ 12.07g/t
MWDDH062	47.00	69.00	22.00	11.00	12.50m @ 16.36g/t
	79.50	84.90	5.40	2.39
MWDDH063	49.20	51.60	2.40	8.90
	61.70	64.10	2.40	12.90
MWDDH064	97.50	100.75	3.25	3.96
	122.00	139.90	17.90	1.66	4.00m @ 5.70g/t
	155.40	160.20	4.80	1.63
MWDDH065	25.40	55.10	29.70	11.00	3.60m @ 21.90g/t
					3.00m @ 21.27g/t
     To date the mineralized system at Massawa extends over a distance of 7 kilometers of which 4 kilometers have been drilled to a 100 meter by 50 meter spacing. Mineralization is open in all directions, especially along strike to the north, termed Lion Extension, where the last drill hole MWDH058 returned 12.25 meters at 3.50g/t, drilled below RAB hole MWRAB343: 42 meters at 7.60g/t. Further results from RAB drilling and rock chip sampling extend the potential in this area to an additional 1 kilometer to the north. Diamond drilling continues. Preliminary metallurgical testwork has been completed and confirms sulfide recoveries of approximately 90%. Drilling continued into the first quarter of 2009 to provide the necessary data for the completion of an initial scoping study. The results from this program are presented in the table below:
     Results of infill drilling received during the first quarter of 2009:

			Downhole	Grade
	From	To	width	Au
Hole Id	(m)	(m)	(m)	g/t	Including
MWDDH066	205.00	214.00	9.0	2.50	5.00m @ 4.00 g/t
MWDDH067	95.80	107.00	11.20	2.27	5.00@ 4.30 g/t
MWDDH068	80.00	86.30	6.30	11.66
	90.00	107.50	17.50	4.76
MWDDH069	12.00	42.20	30.20	1.50

			Downhole	Grade
	From	To	width	Au
Hole Id	(m)	(m)	(m)	g/t	Including
MWDDH070	9.00	24.80	15.80	3.19	4.00m @ 10.75 g/t
	34.80	37.20	2.40	1.69
	47.50	49.90	2.40	1.52
MWDDH071	66.30	73.50	7.20	1.52
MWDDH072	62.40	65.40	3.00	1.88
	93.00	96.00	3.00	1.49
	126.00	128.00	2.00	10.98
MWDDH073	100.20	102.50	2.30	7.00
	121.20	123.70	2.50	3.66
MWDDH074	163.90	177.00	13.10	5.86	6.90m @ 9.63 g/t
MWDDH075	37.20	40.20	3.00	1.40
	45.20	55.20	10.00	1.16
	60.60	63.20	2.60	3.99
MWDDH076	51.50	59.50	8.00	1.89	2.20m @ 4.70 g/t
	62.70	76.50	13.80	0.69
	79.40	104.10	24.70	2.21
	107.70	110.90	3.20	2.90
	118.00	124.10	6.10	0.66
MWDDH077	10.50	14.40	3.90	3.56
	73.70	75.70	2.00	1.44
	118.40	135.90	17.50	0.60
MWDDH078	29.50	106.00	76.50	2.00	12.40m @ 5.70 g/t
	163.40	166.00	2.60	6.07
MWDDH079	43.20	44.20	1.00	6.15
	52.80	61.00	8.20	17.60	1.60m @ 87.70 g/t
	83.00	106.40	23.40	2.55	7.15m @ 4.80 g/t
MWDDH080	11.50	21.80	10.30	0.80
	36.00	43.60	7.60	4.19
	49.00	60.60	11.60	3.80
	64.20	68.90	4.70	1.16
	80.20	99.60	19.40	1.70	6.40m @ 3.50 g/t
	112.40	127.20	14.80	1.55
	130.30	146.80	16.50	0.60
MWDDH081	32.50	51.90	19.40	3.25	9.10m @ 5.80 g/t
	73.50	82.60	9.10	1.12
	92.00	94.80	2.80	1.25
	104.30	130.75	26.45	3.17	4.10m @ 16.53 g/t
MWDDH082	190.00	212.50	22.50	13.42
MWDDH083	83.00	96.00	13.00	8.35
     The Massawa deposit is open in all directions. In addition to the infill drilling, stepout drilling has been completed to the North in what we term Lion Extension. Drilling spaced 100 to 200 meters has been completed over a distance of 800 meters with a total of 10 holes for 2,355 meters. The results confirm the continuation of the Massawa system beyond the current wire frames.
     Results for holes drilled in Lion Extension:

				Grade
	From	To	Downhole width	Au
Hole Id	(m)	(m)	(m)	g/t	Including
MWDDH084	208.30	210.50	2.20	0.57
MWDDH085	97.00	99.00	2.00	3.64

				Grade
	From	To	Downhole width	Au
Hole Id	(m)	(m)	(m)	g/t	Including
MWDDH086	46.40	49.80	3.40	1.86	3.70m @ 22.17 g/t
	78.00	80.40	2.40	4.19
	94.80	105.00	10.20	9.76
MWDDH087	12.30	14.70	2.40	3.35
MWDDH088	54.30	59.50	5.20	2.58
	72.50	74.50	2.00	12.80
MWDDH090	111.50	115.50	4.00	5.70
MWDDH091	160.00	161.00	1.00	10.40
MWDDH092	185.20	193.00	7.80	1.50
MWDDH093	113.40	121.50	8.10	0.99	1.10m @ 4.20 g/t
	132.00	138.00	6.00	4.00
	155.00	161.00	6.00	2.29
A successful scoping study has been completed for Massawa and meets all of our investment criteria. A decision has been made to advance the project to prefeasibility. Three diamond drill rigs are now in operation completing prefeasibility drilling, with phase 1 of approximately 27,000 meters; an RC rig is being mobilized to complete 5,000 meters of shallow drilling. This drilling is due for completion by the end of July, before the start of the annual rains. Further geotechnical, metallurgical and mining studies, optimizations and designs, together with environmental and social economic baseline studies are planned to complete the prefeasibility report by the end of 2009.
     While the exploration work concentrated on Massawa during the year, the Mako Belt as a whole is highly prospective and in addition to Massawa there are a number of satellite targets requiring follow up exploration. These include the Bakan Corridor, Sofia and Delaya. However, Massawa remains our strategic priority.
Côte d’Ivoire
Nielle
     In Côte d’Ivoire, the emphasis has now moved to evaluating satellite targets in the Nielle permit as well as testing the Tongon orebodies at depth. A twofold strategy has been implemented:
•	Near mine targets, less than 10 kilometers from the plant site and within trucking distance. The priority is to evaluate targets which, although potentially small, have grades above ROM.

•	Targets beyond 10 kilometers with the potential to become stand-alone operations.
     In the Northern Zone, drill results highlight the potential for higher grade plunging lodes at depth, confirmed by hole TND140 which intersected 27.51 meters at 5.32g/t. The preliminary down-dip potential of the orebody has been tested with the completion of four deep diamond drill holes, to target 350 meters below the surface. The results are presented in the table below:
NIELLE: NORTHERN ZONE DIAMOND DRILL RESULTS

Hole ID	From (m)	To (m)	Interval (m)	Grade (g/t)	Including
TND230	369.20	377.20	8.00	3.91
TND235	389.04	402.24	13.20	3.46	2.40m @ 7.65g/t
TND238	287.91	303.11	15.20	1.04
	315.11	324.69	9.58	1.69	4.16m @ 2.83g/t
TND239	376.00	378.20	2.20	1.26
     An additional hole, drilled between the two pits of the Northern Zone (TND236), returned a very encouraging intersection: 14.85 meters at 6.42g/t. This highlights further opportunities to increase the potential of the pits. At surface the structure is narrow and weakly mineralized.

Satellite targets
     Preliminary exploration work has started on three targets, Tongon South, Tongon East and Poungbe. Desktop studies were also completed on Koulivogo, Yvette-Nafoun and Soloni which form the next level of targets for follow up, due to their favorable geology, structural setting and surface gold anomalizm.
     Reconnaissance diamond drilling was completed at Tongon East and Poungbe. At Tongon East, TED001 intersected 150 meters of strong alteration and pyrite mineralization below a trench returning 61 meters at 2.09g/t. Gold assay results returned multiple intersections: 8.49 meters at 1.07g/t from 38.15 meters; 7.20 meters at 2.92g/t from 62.10 meters; and 8.20 meters at 1.83g/t from 82.25 meters. At Poungbe, two diamond drill holes, totalling 304 meters, were completed to test a 1.1 kilometer long anomalous in gold, structural corridor. PED001 returned 12.00 meters at 3.79g/t in saprolite from a volcaniclastic protolith. PED002 returned 19.32 meters at 0.65g/t from 76.93 meters and 4.55 meters at 1.64g/t from 81.15 meters. RAB drill programs have been designed to test the broader target areas in the first quarter of 2009.
     The Tongon South area is located approximately 6 kilometers southwest of the Tongon Southern Zone. Historical work by BHP Billiton and ourselves included the completion of regional and detailed soil sampling over the area, the excavation of 235 pits and litho sampling. Gold mineralization is largely hosted in quartz veins, and possible brittle fracturing with silicification close to a granodiorite-gabbro lithological boundary. Historical pitting and trenching over soil anomalies returned favorable results in particular in two trenches — TST002: 16 meters at 8.08g/t (including 6 meters at 19.64g/t in quartz veins) and TST004: 10 meters at 1.36g/t. An initial program of RAB fence lines has been proposed to better delineate the target at surface prior to diamond drilling.
Boundiali
     The Boundiali permit (1,314 km2) is located approximately 60 kilometers west of Nielle and is host to numerous gold in soil anomalies, which have seen little follow up exploration.
     At Tiasso, five diamond drill holes totalling 1,397 meters were completed to test the depth potential under mineralized trenches, along a 2 kilometer strike length. From east to west the geology consists of argillite, carbonaceous shale, conglomerate, gabbro and volcaniclastic sediment. The gabbro is a sill which intrudes along the contact between a western volcanoclastic unit and an eastern conglomerate. Hydrothermal mineralization is hosted in conglomerates which have been sheared and gabbro. Gold assay results returned narrow 2 to 10 meter zones of sub 1g/t and 1 meter high grade (5g/t to a maximum of 19.80g/t) from quartz veins. These results have lowered the prospectivity of Tiasso. However Sani is now taking the lead with positive trench results over 1.5 kilometers (15 meters at 3.25g/t, 14 meters at 3.10g/t and 4.0 meters at 1.38g/t) and together with the targets of Yelle, Fonondia and Koffre will be the focus of exploration programs in 2009.
Burkina Faso
     In Burkina Faso, on the Kiaka target, a further six diamond drill holes for 2,805 meters were completed testing upside models to the main and hangingwall zones of mineralization.
KIAKA: DIAMOND DRILL RESULTS

Hole ID	Zone	From (m)	To (m)	Interval (m)	Grade (g/t)
KDH19	HW	50.00	76.00	26.00	0.60
	HW	82.00	116.00	34.00	0.64
	MZ	261.00	282.00	21.00	0.65
	MZ	294.00	317.00	23.00	0.58
KDH20	No mineralization intersected — drilled outside the Kiaka system
KDH21	HW	100.00	111.00	11.00	2.33
	HW	119.00	134.00	15.00	1.01
	HW	156.00	174.00	18.00	1.62
	MZ	193.00	204.00	11.00	0.63
KDH22	HW	2.00	4.00	2.00	84.70
	HW	85.00	93.00	8.00	6.24
	HW	100.00	126.00	26.00	0.76

Hole ID	Zone	From (m)	To (m)	Interval (m)	Grade (g/t)
KDH23	MZ	75.00	80.00	5.00	2.05
KDH24	MZ	115.00	170.00	55.00	0.53
	MZ	200.00	204.00	4.00	5.64
	MZ	210.00	212.00	2.00	1.69
	MZ	232.00	244.00	12.00	0.98
	MZ	313.00	324.00	11.00	0.49
	MZ	342.00	348.00	6.00	0.98
MZ: Main zone
HW: Hangingwall zone
     The stratigraphy of the deposit, from west to east, consists of quartz garnet mica schist, quartz feldspar schist, amphibolite and quartz biotite schist. There are local intercalations of graphitic layers. These sequences have been intruded by gabbro in the northern and southern corner of the deposit. All these rocks have been variably altered and mineralized. Late mafic sills intrude the lithologies creating internal waste.
     Gold mineralization at Kiaka is low grade, associated with a broad alteration system (silica-biotite-chlorite), and pyrrhotite (85%), fine pyrite (9%) and arsenopyrite (4%). These sulfides can be disseminated or aligned with the fabric, with a possible paragenetic sequence being: Ilmenite      →      Leucoxene + Rutile      →      Arsenopyrite + Gold       →      Pyrite      →      Pyrrhotite + Chalcopyrite + Pendlandite.
     Petrographic analysis and gold count by Microsearch CC (56 blocks of core and outcrop material) found that gold was mainly included within metamorphic minerals (hornblende and biotite).
     While the entire Kiaka system covers a strike length of 2.85 kilometers, modelling has concentrated on the best intercepts of the Kiaka Main Zone, (0.75 kilometers of the total 1.25 kilometer strike length) and the Hangingwall Zone (0.65 kilometer strike length). Gravity and heap leach testwork suggests a recovery of 67%, while cyanide leach testwork increases this to above 80%. This project does not pass all our filters for further investment and various options are being reviewed to bring it to account.
A 12,000 meter plus RAB drilling program was also completed on targets within the Burkina Faso portfolio; the most encouraging of these are Limsega and Goulanda where broad 3 to 5 kilometer long anomalous corridors are being identified for follow up work.
Ghana
     In Ghana, we have deferred field exploration work while we compare our portfolio of four permits (1,841 km2) against new opportunities.
     Work during the year on targets within the Bole NE permit have delineated low grade bedrock mineralization, associated with the intersection of northeast trending shears and folds within metasedimentary rocks; adjacent to a major regional structure. While no economic mineralization has been discovered at surface, a conceptual model has been developed, that of a blind deposit associated with a folded lithological unit not exposed at surface and the gold anomalism represents the leakage from this buried mineralization.
     Stream sediment surveys were also completed on two new permits: Wuru and Tongo, both adjacent to the Bole permit in the north of the country. At Wuru, anomalous gold assay results (up to 2g/t) were returned from the sampling program, along a 20 kilometer long by 20 kilometer wide volcano-sedimentary belt in association with the extension of the Markoye Fault from Burkina Faso. At Tongo, gold assay results returned an anomalous area measuring 10 kilometers by 6 kilometers, with a maximum value of 2.02g/t associated with a large regional fold within a metasedimentary unit wedged between basement granites.

Tanzania
     In Tanzania, we have returned the majority of our permits to the government or joint venture partners following extensive exploration. We are currently completing an updated generative study to highlight areas of interest for new permit applications or joint venture opportunities. The Southern Lake Victoria Goldfield, the Proterozoic mobile belts and new greenstone belts within the Craton are our focus of attention.
     This data is also being integrated into a much bigger study incorporating the Central African region of the continent: Cameroon, Democratic Republic of Congo, Central African Republic, Uganda and Kenya.
Ore Reserves
Annual reserve declaration

		Tonnes	Tonnes	Grade	Grade	Gold	Gold	Attributable
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	gold
At December 31,	Category	2008	2007	2008	2007	2008	2007	(Moz)
PROVEN AND PROBABLE RESERVES
Loulo								80%
	Proven	7.08	8.95	3.38	3.36	0.77	0.97	0.62
	Probable	43.51	45.47	4.60	4.40	6.43	6.43	5.14
Sub total	Proven and probable	50.59	54.42	4.42	4.23	7.20	7.40	5.76
Morila								40%
	Proven	13.74	13.11	2.02	2.21	0.89	0.93	0.36
	Probable	6.88	9.95	1.14	2.01	0.25	0.64	0.10
Sub total	Proven and probable	20.62	23.06	1.72	2.13	1.14	1.58	0.46
Tongon								84%
	Probable	38.25	21.88	2.57	2.29	3.16	1.61	2.66
Sub total	Proven and probable	38.25	21.88	2.57	2.29	3.16	1.61	2.66
TOTAL RESERVES	Proven and probable	109.46	99.36	3.27	3.31	11.51	10.59	8.87
The reporting of Ore Reserves is in accordance with SEC Industry Guide 7.
Pit optimization is carried out at a gold price of $650 per ounce; underground reserves are also based on a gold price of $650 per ounce. Dilution and ore loss are incorporated into the calculation of reserves.
Addition of individual line items may not sum to sub totals because of rounding off to two decimal places.
Table of mineral rights at April 30, 2009

Country		Type	Area (km2)	Area (sq miles)	Equity (%)
MALI
	Loulo	EP	372	144	80
	Morila off lease	EEP	132	51	80
	Morila	EP	200	77	40
	Bena	EEP	31	12	80
	Walia West	EEP	46	18	40
	Walia	EEP	45	17	40
	Zaniena	EEP	257	99	80
	Mena	EEP	250	96	80

Country		Type	Area (km2)	Area (sq miles)	Equity (%)
CÔTE D’IVOIRE	Nielle	EEP	671	259	84
	Boundiali	EEP	1,314	507	84
	Dabakala	EEP	191	74	84
	Dignago	EEP	1,000	386	84
	Apouasso	EEP	1,000	386	84
	Mankono	RP	704	272	84
SENEGAL	Kanoumering	EEP	303	117	83
	Kounemba	EEP	305	118	83
	Miko	EEP	95	37	83
	Dalema	EEP	401	155	83
	Tomboronkoto	EEP	300	116	83
	Bambadji	EEP	344	133	51
TANZANIA	Nyabigena South	PL	9	3	100
	Nyabigena South	PL	18	7	100
	Kajimbura South	PL	23	9	100
	Kajimbura North	PL	23	9	100
	Simba Sirori South	PL	13	5	100
	Nyamakubi	PL	11	4	100
	Nyamakubi South	PL	21	8	100
	Kiabakari East	PL	31	12	100
	Mtamba	PL	62	24	100
	Buhemba South	PL	71	27	100
BURKINA FASO	Kiaka	EEP	244	94	90
	Basgana	EEP	250	97	90
	Bourou	EEP	122	47	90
	Tanema	EEP	247	95	90
	Yibogo	EEP	247	95	90
	Nakomgo	EEP	237	91	90
	Gogo	EEP	250	97	90
	Safoula	EEP	249	96	90
	Tiakane	EEP	196	76	90
GHANA	Wuru	RL	622	240	90
	Tongo	RL	203	78	90
	Bole NE	RL	866	334	90
	Zamsa	PL	150	58	90
TOTAL AREA			12,126	4,682

AE	– Reconnaissance License

EP	– Exploitation Permit

EEP	– Exclusive Exploration Permit

PL	– Prospecting License

RL	– Reconnaissance License

RP	– Reconnaissance Permit

*	Joint venture in which we are currently earning an interest

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

New Business
     We are expanding our exploration horizons to encompass the prospective rocks of the Congo Craton. This area which ranges from the well known deposits of Tanzania through the east of the Democratic Republic of Congo and the Central African Republic to Cameroon, could become the next gold belt to deliver multi-million ounce deposits.
     The current financial crisis and its associated credit squeeze have generated potentially value-accretive opportunities in this region as well as in West Africa as companies, particularly juniors, run short of funds to develop their projects. We are considering a number of these with a view to possibly acquiring or participating in assets which meet our investment criteria.
     Such external opportunities will be rated against our own organic growth prospects, which provide an accurate means of measuring value. Our success in making our own discoveries gives us the ability to increase our production without having to buy in ounces, and our core goal therefore remains the discovery and development of profitable mining opportunities, and the creation of value through organic growth.
Social Responsibility, Sustainability and Human Resources Report
     We are committed to the integration of sustainable environmental and social impact management into our business activities. The optimum utilization of mineral and other resources encompasses the protection and conservation of the existing environment. Within this framework, we strive to assist the communities most affected by our operations to develop in a sustainable way and to give all our employees a high quality of work life, including a safe workplace.
Policy Statement
     Our integrated social and environmental management process identifies potentially significant negative and positive impacts. The implementation of sustainable environmental and social responsibility strategies aims to minimize negative impacts and maximize the positive impacts of its activities, commensurate with our business strategy requiring compliance with Equator Principles and IFC performance standards and within national legislative standards.
     The strategies we use to achieve this include the following:
•	Encourage and reward the use of integrated environmental management to ensure that management decision making processes include a sensitive and holistic consideration of environmental issues. To facilitate this, all projects must include a comprehensive environmental and social impact assessment. Where appropriate, specialist consultants are employed.

•	Maintain positive relationships with neighboring communities, local and national government authorities, NGOs and aid agencies and the public.

•	Respect and consult with the communities in the areas affected by our operations so that these communities receive fair treatment and where possible benefit from our activities.

•	Budget a percentage of profit to be used for sustainable community development projects. The projects are selected and prioritized in consultation with communities and carried out in cooperation with community members.

•	Aim to forge a pact with employees through having respect for fundamental human rights, including workplace rights, employee development and the need for a healthy and safe workplace.

•	Strive for the highest quality of rehabilitation, waste management and environmental protection in the most cost effective manner.

•	Strive to optimize the consumption of energy, water and other natural resources.

•	Through the introduction of new alternative environmentally friendly products and processes, as they become available, avoid the use or release of substances which, by themselves or through their manufacturing process, may damage the environment.

•	Practice responsible environmental stewardship to meet the demands of local communities, host country government requirements and international standards, and strive for continuous improvement of environmental performance.
     In terms of this policy we recognize that a successful mining company is one which is profitable because it also meets its social responsibilities and makes a real contribution to the countries and communities within which it operates. On each of our new developments, a process of assessment and engagement is undertaken to ensure that the positive impacts are maximized and negative impacts minimized. Strong local relationships are one of the foundation stones on which we have been built and we thus take our social networking and interactions seriously. Our overall approach is guided by the recently updated IFC Guidelines on Environmental, Health and Safety as well as the IFC Mining and Performance Standards on Social and Environmental Sustainability.
     During the early exploration stage our aim is to make as small a social impact as possible while respecting customs of the local communities. Once a target progresses to the feasibility stage, full social, medical and environmental baseline studies are conducted, which define the pre-mining conditions and are used as benchmarks throughout the duration of the project. Full environmental and social impact assessments are then carried out including public participation programs with the local communities where the impacts, both negative and positive, are discussed with the local communities.
     A community liaison committee, consisting of a broad spectrum of community representatives, is set up prior to the start of construction and provides a forum where issues concerning the project can be discussed and mutually acceptable solutions found. We have now completed our third such process at Tongon and see this as instrumental for allaying suspicions and conflicts, while building relationships based on trust between the mines and surrounding communities.
Environment
     Monthly monitoring programs incorporating dust fallout levels, physiochemical, cyanide, oil, grease and bacteriological levels of surface and groundwater across the mine site and TSF facilities as well as surrounding water courses continued through the year at Morila and Loulo. No pollution or breach of IFC guidelines was confirmed. Morila is ISO 14001 certified and Loulo and Tongon have started programs to become accredited within the next two to three years.
     The underground environmental impact assessment and the environmental management plans for Loulo were updated based on the changes to the mine plan and with the onset of underground operations. Dust suppression is conducted by regularly watering and deposition of molasses on the site roads and through the main adjoining villages. Loulo has an onsite sorting and recycling facility of waste where useable recyclable waste is circulated into the communities. Domestic refuse collection has been contracted to the local women’s association, which in turn helps the local economy. Parliamentary delegations visited the surrounding villages to check the environmental and social impact of the mine and reported their satisfaction.
     At Tongon a full environmental and social impact assessment (ESIA) was carried out by independent consultants Digby Wells & Associates as required by Côte d’Ivoire legislation as well as our compliance with Equator principles and the IFC performance standards on social and environmental sustainability. Project alternatives have been examined and a public participation program completed. The natural pre-mining environment has been described and the potential project impacts evaluated. Not fatal flaws were identified by the specialist studies on hydrology, geo-hydrology, flora, fauna or archaeology. A relocation action plan for affected farmers was formulated and has been agreed with the local communities and state authorities. The ESIA was submitted to the statem subjected to a public enquiry process and has been approved by the state and its environmental consultants. The environmental permit to develop the Tongon mine has now been issued.

Community
     Relations with the communities in the villages surrounding our operations remained positive throughout the year. A community liaison committee was set up at Tongon in the first quarter of 2008 and following a three-day fact finding visit by the committee to our Morila mine by its members, has, like the community committees at Morila and Loulo, met on a monthly basis.
     Loulo and Morila continued to implement their respective community development strategies which address projects recommended by their respective committees, with preference being given to projects related to basic health, primary education, food security, employment creation and potable water provision to those villages most affected by the operation of our mines.
     At Tongon, the emphasis of the committee has been on potable water provision to the villages surrounding the project, the resettlement of hamlets, compensation for farmers on the mine footprint, employment opportunities and the fair distribution of these between the villages.
     The projects recommended by the community committees and completed during the year included the following:
Health and Provision of Potable Water
•	Four new boreholes each equipped with a hand pump were installed at Djidian-Kéniéba village which is close to the Loulo mine. Four boreholes were drilled and equipped with pumps in Morila and Fongola villages which are close to the Morila mine. Potable water was supplied to five villages surrounding the Tongon project by digging traditional wells, drilling boreholes and equipping these with pumps, and repairing and refurbishing existing pumps that were in a state of disrepair.

•	The provision of treated mosquito nets to the most vulnerable people in villages surrounding our mines to prevent malaria. The fogging of the villages surrounding Loulo and Morila mines to kill mosquitos and stop them from breeding.

•	Grading of roads in local villages close to Loulo mine to assist with assess and waste removal.

•	Provision of basic healthcare to the population of local villages surrounding our mines. HIV/AIDS interventions by the mines medical officers in co-operation with a local non-government organization in both the local villages and our work sites. These interventions include HIV/AIDS education and awareness training, voluntary HIV testing for all villagers and for members of high risk groups such as sex workers and lorry drivers.
Education
•	The building of a primary school at Baboto village which is close to the Loulo mine.

•	The donation of school furniture and the fencing of schools for safety reasons in the villages close to the Loulo and Morila mines.
Agriculture
•	Seeds supplied to farmers and gardeners at Loulo, Tongon and Morila.

•	The repair of the water dam at Sitakili and Loulo village near to the Loulo mine.

•	Two grinding mills delivered to Sitikili and Sakola villages through a joint program between Loulo mine and the National Platform Project (NGO).

•	The purchase of a tractor at Loulo which is for hire out at preferential rates to local farmers in the Loulo area.

•	The construction of a road bridge at Sokéla near Morila.

•	The building of two grain stores in Morila and Finkola villages close to the Morila mine.

•	Agricultural projects set up by the Morila mine in cooperation with the local communities’ women’s committees did well this year, with 20 tonnes of rice being harvested.
Special Project
•	Building of a mosque at Djidian-Kéniéba village for the local communities surrounding the Loulo mine.

•	Community radio station financed and installed at Sanso near Morila.

•	Continuing administrative support to the Community Trust Fund set up by the mine with a donation from Morila SA of $500,000 in 2002.
     The pioneering partnership between the aid agency USAID, the Commune of Sanso (comprising the villages in the mayoral district) and Morila continued its work for the third year. This included a continuing focus on democratic and good local governance, public health, education, communication, environmental practices and economic growth. The financial contributions made during 2008 by the partners as part of the partnership agreement were:

$
USAID	100,000
Commune Sanso	100,000
Morila	150,000
Total	350,000
     Additional social investment by Morila on health, education, agriculture, community development projects and art, culture and heritage, amounted to $102,403 during the year.
     Total investment spending on all community projects during 2008 amounted to:

$
Morila	252,403
Loulo	285,048
Tongon	550,000
Total	987,451
Human Resources
Group Manpower
     Group Manpower levels, inclusive of contractor labor, rose during the year to 3,802 with the most significant increases being in capital staff, including underground employees at Loulo, and construction employees at Tongon, where construction started in the second half of 2008. During a year when shortages of professional, managerial and skilled employees were experienced across the industry, resulting in labor cost inflation and double digit turnover of such staff, we maintained its salary cost discipline and retained its core employees. Manning levels related to permanent, expatriate and temporary employees on the major projects are shown in the table below.
Manpower Table

	Dec	Dec
Mine/function	2008	2007	Variance
LOULO
Mine	290	267	23
Capital	135	131	4

	Dec	Dec
Mine/function	2008	2007	Variance
Exploration	107	122	(15)
Contractors	1,568	1,361	207
Total	2,100	1,881	219

MORILA
Mine	588	623	(35)
Exploration	7	5	2
Contractors	884	1,114	(230)
Total	1,479	1,742	(263)

TONGON
Project management	9	2	7
Contractors	63	20	43
Total	72	22	50
     It is planned to reduce Morila contractors’ employees by 600 and Morila employees by 100 during the first three months of 2009 as inpit mining ceases.
     At Tongon several hundred new job opportunities will be provided in northern Côte d’Ivoire. The highest number of workers, exceeding 800, will be employed during the construction phase in 2009/2010. Subsequent to that, during the production phase, employment will reduce and should total approximately 536 permanent employees of which 278 will be employed by ourselves and 258 by contractors. During the construction phase recruitment will be carried out by GSS, a Côte d’Ivoire labor broker.
Employee Health
     The most serious challenge for ensuring the health of our employees’ centers on the reduction of exposure to malaria and other diseases, airborne contaminants and noise on our sites. Personal protective equipment, supplied by the company, is utilized in all relevant areas. In terms of the former, malaria remains the most significant health risk for our operational personnel. The preventative measures that have been taken on the advice of our entomological consultant and our medical officers have led to a significant reduction in such cases.
Safety
     We experienced one fatality in the group during the year as the result of a collision between two motorcycles at Loulo, en route to the Yalea underground mine. Stricter emphasis has been placed on the speed of motor vehicles on our mines to avoid a recurrence. While low injury frequency rates do not always translate into low fatality rates the Lost Time Injury Frequency Rate (LTIFR) (number of LTI per number of hours worked) x 1,000,000 was 1.57 at Loulo and 1.12 at Morila.
     Daily “toolbox” meetings are held in workplaces across our mines to constantly remind employees of the need for each employee to be safety conscious. These meetings are based on the principle of individual responsibility where the onus is on each employee to practice a high level of safety in the workplace. We are proud to report that Morila achieved 1,000,000 LTI-free hours during 2008 and once again won the National INPS award as the safest mine in Mali.
Training
     Strategic planning and team effectiveness workshops were held at Tongon. Loulo and Morila in the first half of 2008. They were attended by the chief executive members, mine and capital project managers and union general secretaries. Management and supervisory development programs continued on site and at South African and European universities.

     A specific drive was made this year to enhance basic engineering skills, using a combination of competency testing, gap identification and action learning to strengthen any weak areas. Employees at both operating mines attended induction and safety courses throughout the year. Cyanide handling courses were held at Loulo and Morila during the year for all processing plant employees.
     All new contractor employees are required to attend the mines’ induction and safety training courses before starting work. In addition, safety talks take place at the start of each shift at all working places. ISO 14001 and OSHAS 18001 certification was retained by Morila and plans were drawn up during 2008 to initiate the ISO 14001 and OSHA 18001 certification process at Loulo and Tongon. Training interventions were undertaken during 2008 to meet the requirements of the ISO 14001 and OSHA 18001 certification process.
     Since we took over the operatorship of Morila the expatriate headcount on the mine has been reduced by eleven by implementing the company’s localization philosophy which consists of employing high-potential local staff, while providing coaching and other support as required.
Industrial Relations
     Since we became the operator at Morila, the general secretaries of the two unions on the mine have, for the first time, been invited to attend Morila SA board meetings. This practice is part of our initiative to build a pact with labor and has been successful in improving communications with the unions and the trust between management and unions at the mines.
     In pursuit of our goal of having knowledgeable and empowered union representatives, representatives and delegates of personnel at Morila and Loulo attended capacity building courses during the year. The courses were conducted by the Malian human resources consultancy, Bara Services.
     Loulo followed the example set by Morila in 2004 in successfully concluding a mine level agreement aimed at clarifying the industry collective agreement and in so doing improved industrial relations at Loulo.
     Industrial relations at Morila and Loulo during 2008 were complicated by the rightsizing effected for economic reasons on both mines. The major factor was the reduction in open pit mining carried out by the mining contractors on both mines. Additional rightsizing commenced at Morila in 2009 due to the cessation of open pit mining. The prospect of rightsizing caused concern among employees and resulted in threats of industrial action at both mines. Due to positive relations on our mines the threatened industrial action was largely averted. At Morila, part of the contractor and Morila workforces stayed away from work for two days. The action was peaceful and operations returned to normal with minimum disruption to production. Following this, management and the unions have continued their efforts to consult with each other and to resolve disputes within the procedures and spirit of the pact.
     The Loulo and Morila human resource managers and union representatives, together with their peers from the other large mines in Mali, took part in discussions held at the Ministry of Labor’s offices in Bamako concerning a proposed new National Mining Industry Collective Agreement. The talks are expected to continue in 2009.
     At Tongon, the project site has been visited by Mr. Koffi Assienin, the Federated Union secretary-general, following regular discussions with him in Abidjan to keep him and his union informed of progress and to explain the concept of our pact with labor initiative.
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

Some permits require periodic renewal or review of their conditions. We cannot predict whether we will be able to renew those permits or whether material changes in permit conditions will be imposed. To the extent that the countries in which we have exploration and mining permits have no established environmental laws, we are currently working to ensure that our operations are in compliance with environmental performance standards set by the IFC in relation to air emissions and water discharges. In accordance with our stated policy, we provide for estimated environmental rehabilitation costs based on the net present value of future rehabilitation cost estimates for disturbance to date.
     We carry out our operations within the guidelines outlined in our social responsibility policy and in accordance with Equator Principles and IFC performance standards.
     The Morila Mine maintained its International Standard Organization (ISO14001) certification during 2007. In the third year of production at the Loulo mine, ISO14001 training procedures continued with the aim of moving towards compliance.
     At Loulo, the cyanide detoxification process continued and will be fully commissioned in May 2009.
     We have established an environmental reporting committee comprising senior executives and chaired by our CEO. The committee considers all issues affecting the environment.
Marketing
     We derive the majority of our income from the sale of gold produced by Morila and Loulo in the form of dorè, which we sell under agreement to a refinery. Under these agreements, we receive the ruling gold price on the day after dispatch, less refining and freight costs, for the gold content of the dorè gold. We have only one customer with whom we have an agreement to sell all of our gold production. The “customer” is chosen annually on a tender basis from a selected pool of accredited refineries and international banks to ensure competitive refining and freight costs. Unlike other precious metal producers, gold mines do not compete to sell their product given that the price is not controlled by the producers.
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
     We believe that we are entitled to recover $59.3 million from MDM. This comprises payments totaling $32 million which have been capitalized as part of the cost of the project, $15.2 million in respect of damages arising from the delayed completion of the project, and advances of $12.1 million (December 31, 2007: $12.1 million) included in receivables. Of this latter amount, $7 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets.

     As part of our efforts to recoup the monies owed to us, MDM was put into liquidation on February 1, 2006. This resulted in a South African Companies Act Section 417 investigation into the business and financial activities of MDM, its affiliated companies and their directors. This investigation was completed in the last quarter of 2007 and legal proceedings have been instituted by the liquidators against numerous creditors who had received preferential payments in the six months prior to MDM’s liquidation. Proceedings are ongoing and it is expected that some of these claims will be heard by the South African courts during 2009. In January 2009, the liquidator declared and paid the first dividend of $0.1 million from the insolvent estate, leaving an outstanding balance of $12 million as at April 30, 2009.
     We believe that we will be able to recover in full the $12 million included in receivables. However, this is dependent on the amounts which can be recovered from the performance bonds, personal guarantees and other assets provided as security. Any shortfall is expected to be recovered from any free residue accruing to the insolvent estate. The aggregate amount which will ultimately be recovered cannot presently be determined. The financial statements do not reflect any additional provision that may be required if the $12 million cannot be recovered in full.
     Recovery of the other $47.1 million is dependent on the extent to which there is any amount in the free residue. The ultimate outcome of this claim cannot presently be determined and there is significant uncertainty surrounding the amount that will ultimately be recovered. The financial statements do not reflect any adjustment to the cost of the Loulo development that may arise from this claim, or any additional income that may arise from the claim for damages, or any charge that may arise from MDM’s inability to settle amounts that are determined to be payable by MDM to us in respect of the Loulo development.
     As of December 31, 2008 and March 31, 2009, we had approximately $257.6 million and $248.4 million of cash and cash equivalents, respectively. In addition, we had available-for-sale financial assets with a carrying value of approximately $38.6 million. The available-for-sale financial assets consists of ARS. In the third quarter of fiscal year 2007, certain ARS with a cost value of $49 million failed at an auction due to the sudden and unusual deterioration in the global credit and capital markets, and have since experienced multiple failed auctions.
     We believe that we have been the subject of a fraud committed by brokers working for a large investment bank through material misrepresentations of the nature of the ARS in which we were invested. Consequently, we have engaged legal counsel and in October 2008 we commenced arbitration proceedings against the bank and the brokers for their misconduct. These individuals are the subject of criminal proceedings instigated by the US government and regulatory proceedings instigated by the SEC, which we believe reinforced our position.
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

C. ORGANIZATIONAL STRUCTURE
     The following chart identifies our subsidiaries and joint venture and our percentage ownership in each subsidiary:
Group Structure
Randgold Resources Limited
Société des Mines de Morila SA (2) 100% Jersey Ltd. (1) d ‘ Ltd. (1) (Mali) Ltd. (1) (Senegal) Ltd. (1) ( ) ) 100% 100% 100% 100% 100% 50% 100% 100% Ltd. (1) 80% 100% 100% 100% 100% 100% 100% 50% 100% 100% 80% Randgold Resources (Burkina) Ltd (1) Randgold Resources T1 Ltd (1) Randgold Resources T2 Ltd (1) 100% 100% 100% 80% Mining Investments Jersey Ltd. (1) Randgold Resources (Côte d’Ivoire) Ltd. (1) Randgold Resources (Mali) Ltd. (1) Randgold Resources (Senegal) Ltd. (1) Randgold Resources (Somilo) Ltd. (1) Randgold Resources Tanzania (T) Ltd. (4) Seven Bridges Trading 14 (Proprietary) Ltd. (5) Morila Ltd. (1) Randgold Resources (Côte d’Ivoire) SARL (3) Randgold Resources Mali SARL (2) Société des Mines de Loulo SA (2) Rangold Resources (U.K.) Ltd. (6) 100% 100% Randgold Resources Burkina Faso SARL (7) Randgold Resource s T3 Ltd. (1) 100% 100% (1) Incorporated in Jersey, Channel Islands (2) Incorporated in Mali (3) Incorporated in Côte d’Ivoire (4) Incorporated in Tanzania (5) Incorporated in the Republic of South Africa (6) Incorporated in the United Kingdom (7) Incorporated in Burkina Faso (8) Incorporated subsequent to December 31, 2008 75% Kankou Moussa SARL (2) Société des Mines de Tongon, SA (3), (8) Randgold Resources (Côte d’Ivoire SARL (3) 84% 100%

D. PROPERTY, PLANT AND EQUIPMENT
     For a discussion of our principal properties, including mining rights and permits, see “Item 4. Information on the Company — A. History and Development of the Company” and “Item 4. Information on the Company — B. Business Overview”. We have all material legal rights necessary to entitle us to exploit such deposits in respect of the Morila mine in Mali to April 2022, and Loulo in Mali to 2029.
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
Item 4A. Unresolved Staff Comments
     None.
Item 5. Operating and Financial Review and Prospects
     Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Item 3. Key Information — D. Risk Factors” in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.
General
     We earn substantially all of our revenues in US dollars and a large proportion of our costs are denominated or based in US dollars, excluding the Morila mining contract which is partially denominated in Euros. We also have South African Rand, Communauté Financière Africaine franc and Pound Sterling denominated costs, which are primarily wages and material purchases.
Impact of Malian Economic and Political Environment
     We are a Jersey incorporated company and are not subject to income taxes in Jersey. Our current significant operations are located in Mali and are therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Mali, as discussed under “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Operations”.
Impact of Favorable Tax Treaties
     We are not subject to income tax in Jersey. Morila SA benefited from a five year tax holiday until November 14, 2005. Somilo SA also benefits from a five year tax holiday in Mali which commenced on November 8, 2005. The benefit of the tax holiday to the group was to increase its net profit by $9 million, $11 million and $9.1 million for the years ended December 31, 2008, 2007 and 2006 respectively.
     Under Malian tax law, income tax is based on the greater of 35% of taxable income or 0.75% of gross revenue.
     The Morila and Loulo operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2008 and 2007 respectively, for deduction against future mining income.

Revenues
     Substantially all of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we have no control. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Operations — The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold which in the past has fluctuated widely”.
     We have followed a hedging strategy the aim of which is to secure a minimum price which is sufficient to protect us in periods of significant capital expenditure and debt finance, while at the same time allowing significant exposure to the spot gold price. Accordingly, we have made use of hedging arrangements. Under the terms of the Morila project loan, we were required to hedge 50% of approximately 36% of Morila’s first 5 years of production. The last remaining hedges were closed out during 2004.
     Our prior financing arrangements for the development of Loulo included provisions for gold price protection. Although the facility was fully repaid in December 2007, these instruments are still in place. At March 31, 2009, 102,996 ounces had been sold forward at an average price of $460 per ounce. This represents approximately 14% of planned production at Loulo for the period ending December 2010.
     Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production, which could have a material impact on our revenues.
Our Realized Gold Price
     The following table sets out the average, high and low afternoon London Bullion Market fixing price of gold and our average US dollar realized gold price during the years ended December 31, 2008, 2007 and 2006.

	Year Ended December 31,
	2008		2007		2006
Average	871		695		604
High	1,011		841		725
Low	712		608		525
Average realized gold price	792	(1)	636	(1)	571	(1)

(1)	Our average realized gold price differs from the average gold price as a result of the timing of our gold deliveries and different realized prices achieved on the hedge book.
Costs and Expenses
     Our operations currently comprise two operations mined by contractors. Milling operations are undertaken by the group’s own employees. Total cash costs in the year ended December 31, 2008 as defined by guidance issued by the Gold Institute made up approximately 75% of total costs and expenses and comprised mainly mining and milling costs, including labor and consumable stores costs. Consumable stores costs include diesel and reagent costs. Contractor costs represented 41% of total cash costs, with diesel and reagent costs making up 41% of total cash costs. Direct labor costs accounted for approximately 6% of total cash costs. For a definition of total cash costs, please refer to “Item 3 — Key Information”.
     The price of diesel acquired for the Morila and Loulo operations increased during the year ended December 31, 2008 which negatively impacted total cash costs. In 2009, the price of diesel has significantly declined. Should these prices increase again, this could significantly impact total cash costs mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet. Mining contractor costs, which are Euro denominated at Morila, also increased during 2008. Higher oil prices together with a stronger Euro, as well as the increase in tonnes mined at Loulo, impacted costs during the past year.
     The remainder of our total costs and expenses consists primarily of amortization and depreciation, exploration costs, exchange losses, interest expense and general administration or corporate charges.

     Loulo benefited from a three-year duty exemption period, which ended on November 8, 2008. Duties became payable in accordance with the Malian duty regime on all imported goods. On average, it is anticipated that this has the effect of increasing the costs of imported goods by 7%, which equates to an overall increase of 1% on total costs.
Looking Forward
     The current mine plan at Morila anticipates production for 2009 to be approximately 330,000 ounces. In pit mining is expected to cease in the second quarter of 2009 after which the lower grade stockpiles currently on surface will be processed until 2013. This will ensure the mine continues to be a significant cash generator for the group, despite the fact that the reported cash costs will be higher, owing to the accounting adjustment relating to the stockpiles.
     Loulo’s 2009 production is expected to increase by 100,000 ounces to approximately 360,000 ounces. The underground mining at Yalea is making progress and is expected to reach 120,000 tonnes per month by the end of the year. Yalea is the first of the two Loulo underground mines and is currently a bigger orebody with higher grades than the Gara deposit, which is scheduled to be developed from the beginning of 2010 and to be in production by the end of 2010. The underground mines are expected to not only add life to Loulo but to increase levels of annual production to in excess of 400,000 ounces in 2010. At the same time we continue to explore in and around Loulo, and as noted earlier, have identified a number of promising exploration targets.
     Notwithstanding the additional non cash adjustments relating to the Morila stockpiles, total cash costs per ounce for the group are forecast to be lower than the costs reported in 2008, depending on oil price and actual Euro/Dollar exchange rates assumptions, which have a material impact on operating costs.
     Construction at Tongon is well underway, and the capital projects team remains on track to produce first gold in the fourth quarter of 2010.
     In the coming year, exploration expenditure is expected to remain high, with significant drill programmes scheduled for Mali and Côte d’Ivoire, and especially for Senegal at the Massawa project, where a scoping study is underway and a prefeasibility study is planned for 2009.
     While we continue to retain our focus on organic growth through discovery and development of world class orebodies, we also continue to actively engage in reviewing corporate and asset acquisition opportunities. The focus of these new business initiatives will be in West and East Africa.
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
Valuation of Long-Lived Assets
     Management compares the carrying amounts of property, plant and equipment to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. In determining if the asset can be recovered, we compare the recoverable amount to the carrying amount. If the carrying amount exceeds the recoverable amount, we will record an impairment charge in the income statement to write down the asset to the recoverable amount. The recoverable amount is assessed by reference to the higher of “value in use” (being the net present value of expected future cash flows of the relevant case generating unit) and “fair value less cost to sell.” To determine the value in use amount, management makes its best estimate of the future cash inflows that will be obtained each year over the life of the mine and discounts the cash flow by a rate that is based on the time value of money adjusted for the risk associated with the applicable project. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of future cash flows from other asset groups. With the exception of mine-related exploration potential, all assets at a particular operation are considered together for purposes of estimating future cash flows.
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
     Exploration and evaluation expenditure on greenfield sites, being those where we do not have any mineral deposits which are already being mined or developed, is expensed until such time as the directors have sufficient information to determine that future economic benefits are probable, after which the expenditure is capitalized within development costs. The information required by directors is typically a final feasibility study, however, a prefeasibility study may be deemed to be sufficient where the additional work required to prepare a final feasibility study is not significant.
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
Share-based payments
     The fair value of the employee services received in exchange for the grant of options or shares after November 7, 2002 is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares determined at the grant date, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of shares that the employee will ultimately receive. This estimate is revised at each balance sheet date and the difference is charged or credited to the income statement, with a corresponding adjustment to equity. The proceeds received on exercise of the options net of any directly attributable transaction costs are credited to equity.
Classification and valuation methodology of auction rate securities (“ARS”)
     The group has applied judgment in the classification of the ARS. These financial assets consist of ARS with a par value of $49 million and a carrying value of $38.6 million at December 31, 2008. The trading market for these instruments has become substantially illiquid as a result of unusual conditions in the credit markets. The company continues to receive interest payable on these securities. As these investments have been illiquid for more than twelve months and there is no certainty that they will become liquid within the next twelve months, the assets have been reclassified into the non-current section of available-for-sale financial assets to more accurately reflect their nature. Management estimates the fair value of these investments at each reporting period. Management applies a mark to model valuation method and the model is based upon “observable market inputs”. This method relies upon inputs from the ratings agencies in respect of the underlying collateral, including credit ratings, likelihood of default and recoverability in the event of default. Management considers the primary indication of the carrying value of the ARS to be the credit rating and the continued receipt of interest. Where the ARS investments have been down-graded below investment grade, this is deemed to be an indication of impairment.
Recent accounting pronouncements
     The following standards and interpretations which have been recently issued or revised have not been adopted early by us. Their expected impact is discussed below:
AMENDMENT TO IAS 23 BORROWING COSTS (effective for annual periods beginning on or after January 1, 2009).
     The amendment removes the option of immediately recognizing as an expense borrowing costs that relate to qualifying assets (assets that take a substantial period of time to get ready for use or sale). Instead, an entity will be required to capitalize borrowing costs whenever the conditions for capitalization are met. We will apply amendments to IAS 23 from January 1, 2009, but it is not expected to have any significant impact on our accounts.
AMENDMENT TO IFRS 2 SHARE-BASED PAYMENT: VESTING CONDITIONS AND CANCELLATIONS (effective for annual periods beginning on or after January 1, 2009).
     This amendment clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. The purpose of making the distinction is so as to be able to address the accounting for non-vesting conditions, which were not previously covered by IFRS 2. The guidance in IFRS 2 covering the accounting for vesting conditions is not affected by the amendment. The amendment also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The amendment is likely to have a particular impact on entities operating Save As You Earn (SAYE) schemes because it results in an immediate acceleration of the IFRS 2 expense if an employee decides to stop expense if an employee decides to stop contributing to the savings plan, as well as a potential revision to the fair value of the awards granted to factor in the probability of employees withdrawing from such a plan. We will apply amendments to IFRS 2 from January 1, 2009, but it is not expected to have any significant impact on our accounts.

AMENDMENTS TO IAS 1 PRESENTATION OF FINANCIAL STATEMENTS: A REVISED PRESENTATION (effective for annual periods beginning on or after January 1, 2009).
     The amendment to IAS 1 affects the presentation of owner change in equity and of comprehensive income. An entity will be required to present, in a statement of changes in equity, all owner changes in equity. All non-owner changes in equity (i.e. comprehensive income) are required to be presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). The standard does not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRSs. This revision is not applicable to the Company, as it already prepares its financial statements under IFRS.
AMENDMENTS TO IAS 27 CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS (effective for annual periods beginning on or after July 1, 2009).
     This amendment relates in particular to acquisitions of subsidiaries achieved in stages and disposals of interests, with significant differences in the accounting treatment depending on whether control is gained or not, or a transaction simply results in a change in the percentage of the controlling interest. The amendment does not require the restatement of previous transactions. The amendment to IAS 27 must be adopted at the same time as IFRS 3 Revised. This revision is not applicable to the Company, as it already prepares its financial statements under IFRS.
AMENDMENTS TO IAS 32 AND IAS 1 PUTTABLE FINANCIAL INSTRUMENTS AND OBLIGATIONS ARISING ON LIQUIDATION (effective for annual periods beginning on or after January 1, 2009).
     This amendment results in certain types of financial instrument that meet the definition of a liability, but represent the residual interest in the net assets of the entity, being classified as equity.
     The amendment requires entities to classify the following types of financial instruments as equity, provided they have particular features and meet specific conditions: (a) puttable financial instruments; and, (b) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. We will apply amendments to IAS 32 from January 1, 2009, but it is not expected to have any significant impact on our accounts.
AMENDMENTS TO IFRS 1 AND IAS 27 COST OF AN INVESTMENT IN A SUBSIDIARY, JOINTLY CONTROLLED ENTITY OR ASSOCIATE (effective for annual periods beginning on or after January 1, 2009).
     This amendment allows a first-time adopter that, in its separate financial statements, elects to measure its investments in subsidiaries, jointly controlled entities or associates at cost to initially recognize these investments either at cost determined in accordance with IAS 27 or deemed cost (being either its fair value at the date of transition to IFRSs or its previous GAAP carrying amount at that date). We will apply amendments to IFRS 1 and IAS 27 from January 1, 2009, but it is not expected to have any impact on our accounts.
AMENDMENT TO IAS39 FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT: ELIGIBLE HEDGED ITEMS (effective for annual periods beginning on or after July 1, 2009).
     This amendment clarifies how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in the designation of a one-sided risk in a hedged item and inflation in a financial hedged item. We will apply amendments to IAS 39 from January 1, 2010, but it is not expected to have any impact on the accounts.
IFRIC 13 CUSTOMER LOYALTY PROGRAMMES (effective for annual periods beginning on or after July 1, 2008).
     The Interpretation addresses accounting by entities that grant loyalty award credits (such as “points” or travel miles) to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services (“awards”) to customers who redeem award credits. The interpretation requires entities to allocate some of the proceeds of the initial sale to the award credits and recognize these proceeds as revenue only when they have fulfiled their obligations. They may fulfill their obligations by supplying awards themselves or engaging (and paying) a third party to do so. We will apply IFRIC 13 from January 1, 2009, but it is not expected to have any impact on our accounts.

IFRIC 15 AGREEMENTS FOR THE CONSTRUCTION OF REAL ESTATE (effective for annual periods beginning on or after January 1, 2009).
     This interpretation clarifies the definition of a construction contract, the interaction between IAS 11 and IAS 18 and provides guidance on how to account for revenue when the agreement for the construction of real estate falls within the scope of IAS 18.
     For some entities, the interpretation may give rise to a shift from the recognition of revenue using the percentage of completion method to the recognition of revenue at a single time (e.g. at completion, upon or after delivery). Affected agreements will be mainly those accounted for in accordance with IAS 11 that do not meet the definition of a construction contract as interpreted by the IFRIC and do not result in a “continuous transfer” (i.e. agreements in which the entity transfers to the buyer control and the significant risks and rewards of ownership of the work in progress in its current state as construction progresses). We will apply IFRIC 15 from January 1, 2009, but it is not expected to have any significant impact on our accounts.
IFRIC 16 HEDGES OF A NET INVESTMENT IN A FOREIGN OPERATION (effective for annual periods beginning on or after October 1, 2008).
     IFRIC 16 clarifies that: (a) the presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation; (b) the hedging instrument(s) may beheld by any entity or entities within the group, other than the entity being hedged; (c) while IAS 39 Financial Instruments: Recognition and Measurement must be applied to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve in respect of the hedging instrument, IAS 21. The Effects of Changes in Foreign Exchange Rates must be applied in respect of the hedged item. IFRIC 16 applies prospectively from its effective date. We will apply IFRIC 16 from January 1, 2009, but it is not expected to have any impact on our accounts.
IFRIC 17 DISTRIBUTIONS OF NON-CASH ASSETS TO OWNERS ESTATE (effective for annual periods beginning on or after July 1, 2009)
     Prior to this interpretation, IFRSs did not address how an entity should measure distributions of assets other than cash when it pays dividends. Dividends payable were sometimes recognized the carrying amount of the assets to be distributed and sometimes at their fair value. The interpretation clarifies that: a dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity; that an entity should measure the dividend payable at the fair value o the net assets to be distributed; and, that an entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss. The interpretation also requires an entity to provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation. IFRIC 17 applies to pro rata distributions of non-cash assets except for common control transactions. It does not have to be applied retrospectively. We will apply IFRIC 17 from January 1, 2010, but it is not expected to have any impact on our accounts.
IFRS 8 OPERATING SEGMENTS ESTATE (effective for annual periods beginning on or after January 1, 2009).
     This standard requires an entity to adopt the “management approach” to reporting on the financial performance of its operating segments. Generally, the information to be reported would be what management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments. Such information may be different from what is used to prepare the income statement and balance sheet. The standard also requires explanations of the basis on which the segment information is prepared and reconciliations to the amounts recognized in the income statement and balance sheet. We will apply IFRS 8 from January 1, 2009, but it is not expected to have any significant impact on our accounts.
IMPROVEMENTS TO IFRSs (effective for annual periods beginning on or after January 1, 2009).
     This amendment takes various forms, including the clarification of the requirements of IFRSs and the elimination of inconsistencies between standards. The most significant changes cover the following issues: the classification of assets and liabilities as held for sale where a non-controlling interest is retained; accounting by companies that routinely sells assets previously held for rental to others; accounting for loans given at a nil or below market rate of interest; the reversal of impairments against investments in associates accounted for using the equity method; the timing of expense recognition for costs incurred on advertising and other promotional activity; and

accounting for properties in the course of construction. We will apply improvements to IFRSs from January 1, 2009, but it is not expected to have any significant impact on our accounts.
REVISED IFRS 1 FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (effective for annual periods beginning on or after January 1, 2009).
     The revised version of IFRS 1 has an improved structure but does not contain any technical changes. This revision is not applicable to us, as we already prepare our financial statements under IFRS.
REVISED IFRS 3 BUSINESS COMBINATIONS (effective for annual periods beginning on or after July 1, 2009).
     The basic approach of the existing IFRS 3 to apply acquisition accounting in all cases and identify an acquirer is retained in this revised version of the standard. This includes much of the current guidance for the identification and recognition of intangible assets separately from goodwill. However, in some respects the revised standard may result in very significant changes, including: the requirement to write off all acquisition costs to profit or loss instead of including them in the cost of investment; the requirement to recognize an intangible asset even if it cannot be reliably measured; and, an option to gross up the balance sheet for goodwill attributable to minority interests (which are renamed “non-controlling interests”). The revised standard does not require the restatement of previous business combinations. Revised IFRS 3 must be adopted at the same time as the amendment to IAS 27. We will apply revised IFRS 3 from January 1, 2010, but it is not expected to have any significant impact on our accounts.
     We have adopted the following standards which are effective for the first time this year. The impact is discussed below:
IFRIC INTERPRETATION 11 IFRS 2 SHARE-BASED PAYMENT — GROUP AND TREASURY SHARE TRANSACTIONS (effective for annual periods beginning on or after March 1, 2007).
     This interpretation addresses the classification of a share-based payment transaction (as equity or cash-settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving accounts of the company. We have applied IFRIC Interpretation 11 from January 1, 2008, but it has not had any impact on our accounts.
IFRIC INTERPRETATION 12 SERVICE CONCESSION ARRANGEMENTS (effective for annual periods beginning on or after January 1, 2008).
     This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession arrangements. We have applied IFRIC Interpretation 12 from January 1, 2008, but it has not had any impact on our accounts.
IFRIC 14 AND IAS 19 THE LIMITS ON DEFINED ASSET, MINIMUM FUNDING REQUIREMENTS AND THEIR INTERACTION (for annual periods beginning on or after January 1, 2008).
     This interpretation clarifies when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS 19, how a minimum funding requirement might affect the availability of reductions in future contributions and when a funding requirement might give rise to a liability. We have applied IFRIC Interpretation 14 from January 1, 2008, but it has not had any impact on our accounts.
AMENDMENTS TO IAS 39 AND IFRS 7: RECLASSIFICATION OF FINANCIAL INSTRUMENTS — EFFECTIVE DATE AND TRANSITION (effective July 1, 2008).
     This amendment permits an entity to reclassify non derivative financial assets (other than those designated at fair value through profit or loss by the entity upon initial recognition) out of the fair value through profit or loss category in particular circumstances. The amendment also permits an entity to transfer from the available-for-sale category to the loans an receivables category a financial asset that would have met the definition of loans and receivables (if the financial asset had not been designated as available-for-sale), if the entity has the intention and ability to hold that financial asset for the foreseeable future. We have applied the amendment to IAS 39 and IFRS 7 from July 1, 2008, but it has not had any impact on our accounts.

A. OPERATING RESULTS
     Our operating and financial review and prospects should be read in conjunction with our consolidated financial statements, accompanying notes thereto, and other financial information appearing elsewhere in this Annual Report.
Years Ended December 31, 2008 and 2007
Total revenue
     Total revenues from gold sales for the year ended December 31, 2008 increased by $55.8 million, or 20%, from $282.8 million to $338.6 million. This is mainly due to a year on year increase in the average gold price received of $156/oz from $636/oz in 2007 to $792/oz in 2008.
Other Income
     Other income of $4.2 million for the year ended December 31, 2008 compared to $1 million for the year ended December 31, 2007. Other income for 2008 includes management fees received from Morila ($2 million net of eliminations) since we assumed operations of the mine from February 15, 2008. Other income also includes net exchange gains on operations of $1.3 million.
Costs and Expenses
Total Cash Costs
     The following table sets out our total ounces produced and total cash cost and production cost per ounce for the years ended December 31, 2008 and 2007:

		Year Ended December 31,
	2008		2007
	Ounces	$ Per Ounce	Ounces	$ Per Ounce
Morila (40% share) cash costs	170,331	400	179,926	332
Loulo (100% share) cash costs	258,095	511	264,647	372

Total ounces (attributable production)	428,426		444,573
Group total cash cost*		467		356
Total production cost per ounce under IFRS†		517		403

*	For a definition of cash costs, please see “Item 3. Key Information — A. Selected Financial Data”.

†	Total production cost includes total cash costs and also the depreciation and amortization cost which is discussed below.
     Total cash costs for the year ended December 31, 2008 of $200 million increased by 26% from 2007, mainly due to cost pressures associated with the high consumable input prices, especially oil prices, together with a stronger Euro/Dollar exchange rate as well as the increase in tonnes mined at Loulo. The total cash cost per ounce of $467/oz increased by 31% year on year.
     Royalties increased by $1.4 million, or 8%, to $19.7 million for the year ended December 31, 2008 from $18.3 million for the year ended December 31, 2007. The increased royalties reflect increased gold sales and a higher gold price received.
     Other mining and processing costs comprise various expenses associated with providing on mine administration support services to the Morila and Loulo mine. These charges amounted to $13.7 million for the year ended December 31, 2008 and to $13.6 million for the year ended December 31, 2007.
Depreciation and Amortization
     Depreciation and amortization of $21.3 million for the year ended December 31, 2008 compares to $21 million for the year ended December 31, 2007. This includes depreciation charged at both operations.

Exploration and Corporate Expenditure
     Exploration and corporate expenditure was $45.2 million for the year ended December 31, 2008, and $35.9 million for the year ended December 31, 2007. Drilling programs were undertaken in all six African countries where we are active, but especially at the Massawa project in Senegal, where a scoping study is underway. The increase during 2008 was further due to executive bonuses being higher than what was paid in 2007 as a result of the substantial growth in the share price during the first quarter of 2008. Bonuses were paid in April each year and accrued over the preceding April to March period. During 2008, the bonus accrual period was furthermore changed to a calendar year basis.
Other expenses
     Other expenses for the year ended December 31, 2008 of $0.4 million consists of an increase in the loss related to the ineffective portion of hedging contracts. Other expenses of $5 million for the year ended December 31, 2007 primarily consist of exchange losses and relate primarily to Loulo and Morila and result from the weakening of the Dollar against other currencies in which goods and services are denominated, as well as a tax adjustment mainly related to payroll and withholding taxes at Morila of $3.2 million.
Finance Income
     Finance income amounts consist primarily of interest received on cash held at banks, as well as exchange gains on financing activities. Finance income of $9.3 million for the year ended December 31, 2008 is in line with the $9.2 million for the year ended December 31, 2007. The effective interest rate for 2008 of 2.7% was lower than the 5.1% which was achieved in 2007, however, cash balances were higher during 2008 compared to 2007, resulting from the $240 million capital raising in November 2007.
Finance costs
     Finance costs for the year ended December 31, 2008 was $3.3 million compared to the finance cost for the year ended December 31, 2007 of $5.8 million, and the decrease year on year is mainly the result of the full repayment of the corporate revolving credit facility of $40.8 million at the beginning of December 2007. The $60 million corporate facility remains in place should it be required. This was partially offset by an increase in net foreign exchange losses on investment balances denominated in Euro and South African Rand of $1.3 million, as a result of the weakening of the Euro and South African Rand against the Dollar.
Provision for financial assets
     At the end of 2007, we transferred $49.0 million from cash and cash equivalents to available-for-sale financial assets which was attributable to our portfolio of ARS. The trading market for these instruments has become substantially illiquid as a result of the unusual conditions in the credit markets. During 2008, following the deterioration of the underlying credit ratings of the collateral of certain of the ARS, we have provided $10.4 million (2007: $0) against these assets, and the assets have been reclassified into the non-current section of available-for-sale financial assets. We continue to receive interest on all of the ARS investments to date.
Income Tax Expense
     The income tax expense amounted to $24.6 million for the year ended December 31, 2008 and $21.3 million for the year ended December 31, 2007. The increase in the tax expense is the result of a increase in profit before tax at Morila. Morila SA benefited from a five year tax holiday until November 14, 2005. Loulo SA also benefits from a five year tax holiday in Mali. The tax holiday commenced on November 8, 2005. Under Malian tax law, income tax is based on the greater of 35% taxable income or 0.75% of gross revenue.

Minority Interests
     The minority interests for the years ended December 31, 2008 and December 31, 2007 represent the 20% minority share of the profits at Loulo since production commenced in November 2005.
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
Costs and Expenses
Total Cash Costs
     The following table sets out our total ounces produced and total cash cost and production cost per ounce for the years ended December 31, 2007 and 2006:

	Year Ended December 31,
	2007		2006
	Ounces	$ Per Ounce	Ounces	$ Per Ounce
Morila (40% share) cash costs	179,926	332	206,667	258
Loulo (100% share) cash costs	264,647	372	241,575	328

Total ounces (attributable production)	444,573		448,242
Group total cash cost*		356		296
Total production cost per ounce under IFRS†		403		347

*	For a definition of cash costs, please see “Item 3. Key Information — A. Selected Financial Data”.

†	Total production cost includes total cash costs and also the depreciation and amortization cost which is discussed below.
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
Exploration and Corporate Expenditure
     Exploration and corporate expenditure was $35.9 million for the year ended December 31, 2007, and $28.8 million for the year ended December 31, 2006. The increase of $7.1 million from the previous year is a consequence of the increased expenditure on the Tongon project during the year, as well as bonus accruals which were increased in line with our share price performance during the year.
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
B. LIQUIDITY AND CAPITAL RESOURCES
Cash Resources
     The group had $257.6 million cash and cash equivalents for the year ended December 31, 2008 and $294.2 million for the year ended December 31, 2007.

Operating Activities
     Net cash generated from operating activities was $57.5 million for the year ended December 31, 2008 and $62.2 million for the year ended December 31, 2007. The $4.7 million decrease was mainly the result of the changes in operating working capital items, as well as movements in the actual tax paid for 2008 compared to 2007. Cash flows related to trade and other payables decreased significantly ($26.6 million) from December 31, 2007 to December 31, 2008, mainly due to the timing of payments of creditors. Cash flows related to receivables increased by $8.6 million during 2008 and decreased by $23.3 million during 2007, mainly as a result of the timing of receipts of gold sales. Less tax was also paid ($7.2 million less) during 2008, due to the offsets of corporation tax owed at Morila against the TVA and fuel duty balances owed by the government of Mali to Morila.
     Net cash provided by operating activities was $62.2 million for the year ended December 31, 2007 and $70.4 million for the year ended December 31, 2006. The $8.2 million decrease was mainly the result of the decrease in profit after tax.
Investing
     Investing activities for the year ended December 31, 2008 utilized $85 million compared to $96.9 million utilized for the year ended December 31, 2007. Investing activities in 2008 consisted primarily of expenditures incurred on the underground development work at Loulo amounting to $33.6 million, power plant expansion of $4.2 million, upgrades to the crushing plant and expenditure on the overland conveyer, stockpile and tailings facilities of $21.6 million, expenditures related to the Tongon project amounting to $23 million and consisting primarily of down payments on the mills and mill motors, as well as site establishment costs and infrastructure improvements.
     We believe that based on our current cash and cash equivalents balance of approximately $257.6 million at December 31, 2008 and expected operating cash flows, the current lack of liquidity in the credit and capital markets will not have a material impact on our liquidity or our ability to fund our operations.
     Investing activities for the year ended December 31, 2007 utilized $96.9 million compared to $61.4 million utilized for the year ended December 31, 2006. Investing activities include the acquisition of investments in US auction rate securities amounting to $49 million. The trading market for these instruments has become substantially illiquid as a result of unusual conditions in the credit markets. We continue to receive interest payable on these securities. Historically, these securities were presented as current assets on our balance sheet. Given the current trading market, these securities have been reclassified from cash and cash equivalents to financial assets on our balance sheet in 2007.
Financing
     Financing activities for the year ended December 31, 2008 utilized $9 million. This comprised mainly of the payment of dividends to our shareholders amounting to $9.2 million.
     Financing activities for the year ended December 31, 2007 generated $185.4 million. An equity placing was concluded in December 2007 and raised $231.7 million net of expenses. The corporate revolving credit facility of $40.8 million was also repaid in December 2007 and dividends of $6.9 million relating to 2006 were paid in February 2007.
Credit and Loan Facilities
     During the year ended December 31, 2000, Morila entered into a finance lease for five Rolls-Royce generators under the terms of a Deferred Terms Agreement between Morila and Rolls-Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate which at December 31, 2008 was approximately 33% (2007: 23%) per annum. Our attributable share of this finance lease obligation amounted to $1.8 million at December 31, 2008 and $2.7 million at December 31, 2007. We have guaranteed the repayment of the lease.
     On August 28, 2002, the Syama hedge transactions were closed through a cancellation agreement with NM Rothschild. On that date, we agreed to buy gold call options to offset existing positions with NM Rothschild comprised of 148,500 ounces at $353/ounce at a cost of $1.8 million. In lieu of the existing premium, NM Rothschild agreed to lend us that amount on a pre-agreed payment schedule requiring us to repay the loan monthly through the 2004 fiscal year. The liability was fully paid by the end of 2004.

     Morila also has a finance lease with Air Liquide relating to three oxygen generating units. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which at December 31, 2008 stood at approximately 3.09%. (2007: 3.09%)
     Somilo SA has a $0.6 million loan from the Government of Mali. This loan is uncollateralized and bears interest at the base rate of the Central Bank of West African States plus 2% per annum. The accrual of interest ceased in the last quarter of 2005 per mutual agreement between shareholders. This loan is repayable from cash flows of the Loulo mine after the repayment of all other loans.
     The Loulo project finance loan was arranged by NM Rothschild & Sons Limited and SG Corporate & Investment Banking, who were joined in the facility by Absa Bank and HVB Group, and is repayable through September 2009.
     The Loulo project finance facility was replaced in May of 2007 with a $60 million corporate revolving credit facility to Randgold Resources (Somilo) Limited. The facility was with NM Rothschild, Société Générale, Fortis and Barclays. It carried interest at rates of between LIBOR + 1.4% and LIBOR + 1.6%. The facility was fully repaid in December 2007. The corporate facility remains in place should it be required. The maximum amounts available under the facility are: prior to November 1, 2009 — $60 million; up to May 1, 2010 — $48 million; up to November 1, 2010 - $36 million; up to May 1, 2011 — $24 million.
     Loulo has a Euro denominated Caterpillar finance facility relating to fifteen 3512B HD generator sets and ancillary equipment purchased from JA Delmas and financed by a loan from Caterpillar Finance. The lease is payable quarterly over 42 months commencing on August 1, 2005, and bears interest at a fixed rate of 6.03% per annum. Together with Randgold Resources (Somilo) Limited, we jointly guaranteed the repayment of this lease. The average lease payments of $0.5 million are payable in installments over the term of the lease.
Corporate, Exploration, Development and New Business Expenditures
     Our expenditures on corporate, exploration, development and new business activities for the past three years are as follows:

	Year ended December 31,
	$’000
Area	2008	2007	2006
Rest of Africa	200	194	60
Burkina Faso	1,886	1,537	1,274
Mali	4,334	5,544	7,360
Tanzania	1,105	1,439	1,629
Côte d’Ivoire	2,129	6,745	1,289
Senegal	4,768	2,046	1,492
Ghana	846	740	855

Total exploration expenditure	15,268	18,245	13,959

Corporate expenditure	29,895	17,675	14,846

Total exploration and corporate expenditure	45,163	35,920	28,805
     The main focus of exploration work is on our advanced projects in western Mali, around Morila, and in Senegal, Burkina Faso, Tanzania, Côte d’Ivoire and Ghana.
     Site establishment has started at Tongon in Côte d’Ivoire ahead of the main construction program and orders have been placed for all the long lead time items, including the mills and mining fleet. Progress has been made regarding the approval of the mining convention.
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
     Interest rates affect the price of gold on several levels. High real interest rates increase the cost of holding gold, and discourage physical buying in developed economies. High Dollar interest rates also make hedging by forward selling attractive because of the higher contango premiums (differential between LIBOR and gold lease rates) obtained in the forward prices. Increased forward selling in turn has an impact on the spot price at the time of sale.
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
     The volatility of gold prices is illustrated in the following table, which shows the approximate annual high, low and average of the afternoon London Bullion Market fixing price of gold in Dollars for the past ten years.

	Price Per Ounce ($)
Year	High	Low	Average
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	444

	Price Per Ounce ($)
Year	High	Low	Average
2006	725	525	604
2007	841	608	695
2008	1,011	712	871
2009 (through April)	947	867	904
E. OFF-BALANCE SHEET ARRANGEMENTS
     None.
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     Our contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The related obligations as at December 31, 2008 are set out below:

		Less
		than 1	1-3		More than
Contractual Obligations	Total	Year	Years	3-5 Years	5 Years
		(dollars in thousands)
Long-term debt obligations	—	—	—	—	—
Capital lease obligations(1)	3,683	1,904	1,779	—	—
Operating lease obligations	2,428	347	693	694	694
Financial liabilities — forward gold sales	53,137	37,388	15,749	—	—
Environmental rehabilitation	14,054	—	—	—	14,054
Loans from minority shareholders in subsidiaries	3,032	—	—	3,032	—

Total contractual cash obligations	76,334	39,639	18,221	3,726	14,748
Contracts for capital expenditure	40,260	40,260	—	—	—

(1)	Includes total interest of $1.7 million calculated at the interest rate existing at year end.
Item 6. Directors, Senior Management and Employees
A. DIRECTORS AND SENIOR MANAGEMENT
     Our Articles of Association provide that the board must consist of no less than two and no more than 20 directors at any time. During the year, Mr. C.L. Coleman and Mr. J.K. Walden were appointed as non-executive directors. The board currently consists of 8 directors.
     Our Articles of Association provide that any new director should be re-elected by the shareholders at the annual general meeting following the date of the director’s appointment. As a result of their appointment during the year, Mr. C.L. Coleman and Mr. J.K. Walden were the subject of an ordinary resolution and re-elected at the annual general meeting held on May 5, 2009, as required by our Articles of Association. At the annual general meeting Mr. B.H. Asher and Dr. A.L. Paverd retired from the board.
     According to the Articles of Association, the board meets at intervals determined by the board from time to time.
     The address of each of our executive directors and non-executive directors is the address of our principal executive offices, La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands.

Executive Directors
     D. Mark Bristow (50) Chief Executive Officer. We were founded on his pioneering work in West Africa. He has subsequently led our growth through the discovery and development of world-class assets into a major gold mining business with a market capitalization of more than $3.5 billion. He also played a significant part in promoting the emergence of a sustainable mining industry in West Africa. A geologist with more than 26 years’ experience in the mining industry and a PhD from Natal University, he has held board positions at a number of global mining companies, and is currently a non-executive director of Rockwell Resources International. Dr. Bristow was appointed a director in August 1995 and Chief Executive Officer in October 1995. Prior to this he held executive responsibility for the exploration and new business activities of Randgold & Exploration from 1992 to 1995. During the period 1995 to 1997 he also directed the re-engineering of the reserve management functions of the gold mining of the Randgold & Exploration Group and its affiliated gold mining companies.
     Graham P. Shuttleworth (40) Chief Financial Officer; Financial Director. Mr. Shuttleworth joined us as Chief Financial Officer and Financial Director on July 1, 2007 but has been associated with Randgold Resources since its inception, initially as part of the management team involved in our listing on the London Stock Exchange in 1997, and subsequently as an adviser. A chartered accountant, he was a managing director and the New York-based head of metals and mining for the Americas in the global investment banking division of HSBC before taking his new position with us. At HSBC he led or was involved in a wide range of major mining industry transactions, including our Nasdaq listing, our bid for Ashanti Goldfields and our 2005 equity offering.
Non-Executive Directors
     Philippe Liétard (60) Non-Executive Chairman; Mr. Liétard was appointed a director in February 1998. Mr. Liétard was managing director of the Global Natural Resources Fund from 2000 to 2003. Prior to July 2000, he was director of the Oil, Gas and Mining Department of the International Finance Corporation. His experience in corporate and project finance with UBS, IFC and the World Bank extends over 30 years, most of them in the minerals business and in Africa. Mr. Liétard is now an independent consultant and a promoter of mining and energy investments. He was appointed a director in February 1998 and chairman in November 2004.
     Norborne P. Cole (67) Non-Executive Director. Chairman of the remuneration committee and member of the nomination and governance committee. Mr. Cole was appointed a director in May 2006. Mr. Cole was CEO of Coca-Cola Amatil based in Sydney, Australia until 1998. Currently he is vice-chairman of Silver Eagle Distributers of Houston, Texas and a director of Lancer Corporation and Papa John’s International Inc. Mr. Cole was appointed senior independent director on May 5, 2009.
     Christopher L. Coleman (40) Non-Executive Director; member of the nomination and governance, remuneration and audit committees. Mr. Coleman is co-head of banking at N M Rothschild, a director of N M Rothchild & Sons, chairman of Rothschild Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild Group, which he joined in 1989. Mr. Coleman has served as a non-executive director of the Merchant Bank of Central Africa from 2001 to 2008. He was appointed a director in November 2008.
     Robert I. Israel (59) Non-Executive Director; Member of the nomination and governance committee. Mr. Israel was appointed a director in June 1997. Mr. Israel is a partner at Compass Advisers, LLP. Until April 2000, Mr. Israel served as a managing director of Schroder & Co. Inc. and head of its Energy Department. He has 29 years of experience in corporate finance, especially in the natural resources sector.
     Karl Voltaire (58) Non-Executive Director; Chairman of the audit committee since May 5, 2009 and member of the remuneration committee. Dr. Voltaire was appointed a director in May 2006. He holds a Ph.D in finance from the University of Chicago. He is currently the CEO of The Nelson Mandela Institute and was previously a director of the African Development Bank. Dr. Voltaire was formerly with the International Finance Corporation where he was the director in charge of Global Financial Markets.
     Jonathan K. Walden (55) Non-Executive Director; Member of the audit committee. Mr. Walden is Senior independent director of Morgan Sindall plc. He was formerly the managing director of Lex Vehicle Leasing, a subsidiary of HBOS and a main board director at RAC plc. He was appointed a director in November 2008.

Executive Officers
     David Haddon (51) General Counsel and Secretary. Having overseen our administrative obligations from our incorporation in 1995, Mr. Haddon assumed full secretarial responsibility when we became listed on the London Stock Exchange in July 1997. He has over 24 years of legal and administrative experience. He assumed the responsibility as general counsel in January 2004. He is a director of Seven Bridges Trading 14 (Pty) Limited.
     Paul Harbidge (39) General Manager — Exploration. Mr. Harbidge is a geologist with 16 years’ experience, mainly in West Africa. He joined us in 2000 and was appointed exploration manager in 2004 and general manager — exploration in November 2006.
     Bill Houston (61) General Manager — Human Resources. Mr. Houston joined us in 1992 as group training and development manager and currently heads the human resources function. He has 28 years of human resources experience. He is a director of Morila SA, Somilo SA and Seven Bridges Trading 14 (Pty) Limited.
     Amadou Konta (51) General Manager — Loulo. Mr. Konta has a degree in civil engineering as well as several management and project management qualifications. He was appointed mine foreman and superintendent at Syama mine and served as mine manager from 1997. In 2001 he was promoted as our construction manager in Mali and was appointed Loulo general manager on October 1, 2004.
     Victor Matfield (44) General Manager — Corporate Finance. Mr. Matfield is a chartered accountant with 16 years’ experience in the mining industry. He was appointed corporate finance manager in August 2001, prior to that he served as financial manager of the Syama mine and of the Morila capital project. He is a director of Seven Bridges Trading 14 (Pty) Limited.
     Chris Prinsloo (58) General Manager — Commercial and Operations. Mr. Prinsloo was appointed general manager commercial and operations in April 2009 and prior to that he was group financial manager. He has 36 years of experience in the mining industry. He is a director of Somilo SA and Morila SA.
     Rodney Quick (37) General Manager — Project Development, Evaluation and Environment. Mr. Quick is a geologist with 15 years’ experience in the gold mining industry. Since joining us in 1996, he has been involved in the exploration, evaluation and production phases of the Morila, Loulo and Tongon deposits and was appointed the Somilo resource manager in 2006. He is now responsible for all project development, evaluation and environmental issues.
     Mahamadou Samaké (61) General Manager — Randgold Resources West Africa. Mr. Samaké is the general manager for West Africa and is a director of our Malian subsidiaries. He was a professor of company law at the University of Mali.
     John Steele (48) General Manager — Capital Projects. Mr. Steele has overseen the capital expansion program at the Syama mine, and at the beginning of July 1998, assumed the position of general manager capital projects for the Randgold Resources Group, overseeing the construction of Morila. He is a director of Somilo SA and Morila Limited and is currently leading the Tongon construction project.
     Samba Touré (55) General Manager — Morila. Mr. Touré has a masters degree in chemical engineering and geochemistry and was part of the team that set up Mali’s first research laboratory for the mining and petroleum industries in 1985. As country manager for BHP Minerals, he oversaw that company’s exploration programs in West Africa. He joined Morila in 2000 and was promoted to operations manager in 2004 and general manager in 2007.
     Tania de Welzim (33) Chief Accounting Officer; Group Financial Manager. Ms. de Welzim was appointed group financial manager in April 2009 and prior to that she was group financial controller. She is a chartered accountant with ten years’ experience in finance including eight years in the mining industry. She is responsible for financial reporting in the group as well as internal control procedures.
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
     The date of appointment, date of expiration and length of service for each of our directors is set forth in the table below:

		Date of
	Date of	Expiration of	Number of
Director	Appointment	Term	Years Served
Executive
D.M. Bristow	8/11/95	4/28/12	13
G.P. Shuttleworth	7/01/07	4/28/11	2

Non-Executive
B.H. Asher	6/12/97	5/05/09 *	11
R.I. Israel	6/12/97	5/05/10	11
P. Liétard	2/11/98	5/05/10	10
A.L. Paverd	7/29/95	5/05/09 *	13
N.P. Cole	5/03/06	5/05/10	3
K. Voltaire	5/13/06	5/05/10	3
C.L. Coleman	5/05/09	5/05/13	—
J.K. Walden	5/05/09	5/05/13	—

*	Mr. B.H Asher and Dr A.L. Paverd retired from our board at our annual general meeting held on May 5, 2009.
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
     The fees paid to non-executive directors have remained unchanged since the 2008 annual general meeting save for the next award of restricted shares, and are:
•	A general retainer to all non-executive directors of $50,000;

•	An annual committee assignment fee per committee served:
Audit committee $35,000;

Remuneration committee $25,000; and

Nomination and governance committee $10,000.
•	The chairman of a board committee to receive an additional premium to the committee assignment fee of $15,000;

•	The senior independent director, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional $85,000;

•	The non-executive chairman, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional $170,000;

•	An award to each director of “restricted” shares being 1,200 ordinary shares per year. The shares are to vest over a three year period from the date of the award, being January 1, 2010. Vesting would accelerate on the following conditions:

•	Termination other than resignation or dismissal;

•	Voluntary retirement after the age of 65 with a minimum of three years service as a director; and

•	Change in control of the company.
     A director must hold shares at least equal in value (as at the beginning of the year) to the general annual retainer. A director would be granted three years in which to acquire the required shareholding and this period could be extended by the unanimous approval of the uninterested directors. If the number of shares were to fall below the threshold due to a fall in the share price, no additional purchase of shares would be required. Mr. J.K. Walden, who was appointed to our board in November 2008, only obtained his first restricted shares with effect from January 1, 2009 and his shareholding is not currently equal to the value of the general annual retainer. The remaining non-executive directors hold shares at least equal to the value of the general annual retainer. Mr. C.L. Coleman, who was also appointed to the board in November 2008, acquired 1,400 ordinary shares on the Nasdaq Global Market on November 26, 2008, exceeded the value of the general annual retainer.
     Non-executive directors have been granted options to purchase our ordinary shares. Details of the options still held by the non-executive directors are shown below.
     On May 11, 2005 the first $30,000 award was allocated to each of the non-executive directors for the purpose of acquiring restricted stock. The price of the restricted stock calculation was the Nasdaq National Market closing price on May 10, 2005, being $12.78. In terms of the policy, 783 shares were issued directly to each non-executive director and 1,565 shares were held as restricted stock. Non-executive directors were issued the second tranche of 782 ordinary shares on February 13, 2006 and the final balance was issued January 3, 2007.
     On February 13, 2006 the second $30,000 award was allocated to each of the non-executive directors for the purpose of acquiring restricted stock. The price of the restricted stock calculation was the Nasdaq National Market closing price on February 10, 2006, or $17.11. In terms of the policy, 584 shares were issued directly to each non-executive director and 1,169 shares were held as restricted stock. Non-executive directors were issued the second tranche of 584 ordinary shares on January 3, 2007 and the final balance was issued on January 1, 2008.
     On January 3, 2007 the third $30,000 award was allocated to each of the non-executive directors for the purpose of acquiring restricted stock. The price of the restricted stock calculation was the Nasdaq Global Select Market closing price on January 3, 2007, or $22.37. In terms of the policy 447 shares were issued directly to each non-executive director and 894 shares were held as restricted stock. Non-executive directors were issued the second and third tranches on January 1, 2008 and January 1, 2009, respectively.
     On January 3, 2008, the fourth $30,000 award was allocated to each of the non-executive directors for the purpose of acquiring restricted stock. The price of the restricted stock calculation was the Nasdaq Global Select Market closing price on January 2, 2008, or $38.15. In terms of the policy 262 shares were issued directly to each non-executive director and 524 shares were held as restricted stock. Non-executive directors were issued the second tranche on January 1, 2009 and subject to agreed conditions, the final tranche will be issued on January 1, 2010.
     On January 1, 2009, the first award of 1,200 restricted shares was allocated to the non-executive directors as approved by shareholders at our 2008 annual general meeting. The price of the restricted stock calculation was the Nasdaq Global Select market closing price on January 2, 2009, or $43.92. In terms of the policy, 400 shares were issued directly to each non-executive director and 800 shares were held as restricted stock. Non-executive directors will be issued the second and third tranches subject to agreed conditions on January 1, 2010 and January 1, 2011 respectively.
     During the year ended December 31, 2008, the aggregate compensation paid or payable to our directors and executive officers as a group was approximately $17.3 million, of which $12.4 million was payable to directors and recognized as a remuneration expense.

Executive directors’ remuneration
     The remuneration of the executive directors comprises:
•	a basic salary;

•	an annual bonus; and

•	the award of restricted shares.
     The total executive directors’ remuneration for the year ended December 31, 2008, was $12.4 million (2007: $3.9 million). The directors’ bonuses were historically paid on an April to March cycle, and while these amounts were accrued during the year, the final determination of the bonus amount was made in April of each year, with reference to the company’s share price performance over this period. As such the 2008 bonus for Dr. D.M. Bristow and Mr. G.P. Shuttleworth, as shown below, include the amounts accrued in the first quarter of 2008, in respect of the movement in the share price from April 1, 2007 to March 31, 2008, being $23.16 to $50.26, based on a notional shareholding of 300,000 and 33,000 shares, respectively, the latter capped at $0.4 million and pro-rated from July 1, 2007. During 2008, in order to align Dr. D.M. Bristow’s contract with best practice, a new contract was signed and a new bonus scheme introduced running on a calendar year basis. Consequently, the table below reflects both a portion of the April to March bonus as well as a portion of the new 2008 calendar year bonus payments. The new bonus calculation is determined with reference to a number of performance indicators, including with reference to the company’s annual reserve growth which was finalized in March 2009. In this regard the remuneration committee determined that Dr. D.M. Bristow should be entitled to a bonus of $3 million and Mr. G.P. Shuttleworth a bonus of $0.2 million for the 2008 year. Of this amount $1.5 million was accrued for until December 31, 2008 and is included in the table below.
     In terms of his service contract and in accordance with the Randgold Resources Restricted Share Scheme, Dr. D.M. Bristow was awarded 40,000 restricted shares in August 2008, subject to agreed performance criteria and with a one year vesting period. In order to bring future awards of restricted shares in line with a three year vesting period, the remuneration committee has proposed and the board agreed to the following recommendation:
•	40,000 restricted shares with an award date of January 1, 2009, two thirds vesting on January 1, 2010, and the remaining third vesting January 1, 2011;

•	40,000 restricted shares with an award date of January 1, 2009, one third vesting on January 1, 2010, one third vesting January 1, 2011 and the final third vesting January 1, 2012;

•	40,000 restricted shares with an award date of January 1, 2010, one third vesting on January 1, 2011, one third vesting January 1, 2012 and the final third vesting January 1, 2013;
     All the newly awarded restricted shares are subject to the achievement by us of a performance bettering HSBC Global Gold Mining Index.
     Mr. G.P. Shuttleworth, in terms of his contract and in accordance with the above approved Randgold Resources Restricted Share Scheme, was awarded 36,000 restricted shares. In accordance with the terms of the contract and having met the agreed performance criteria, the first tranche of a third of the restricted shares vested on July 1, 2008, with the second and third tranches vesting on July 1, 2009 and July 1, 2010 respectively. The vesting of any portion of the award is subject to the employee being employed and achieving a satisfactory performance based on agreed criteria, including an overall “strategic output” achievement score of 70% or greater, for a 12-month period preceding each vesting date.
     The following tables set forth the aggregate compensation for each of the directors, firstly the executive directors and secondly the non-executive directors:

Bonus/Service
	Basic Salary/Fees		Contract		Other Payments		Total
	December 31,		December 31,		December 31,		December 31,
	2008 ($)	2007 ($)	2008 ($)	2007 ($)	2008 ($)	2007 ($)	2008 ($)	2007 ($)

Executive

D.M. Bristow (CEO) (1) (3)	1,000,000	600,000			3,695,600	—	4,695,600	600,000

			Bonus/Service
	Basic Salary/Fees		Contract		Other Payments		Total
	December 31,		December 31,		December 31,		December 31,
	2008 ($)	2007 ($)	2008 ($)	2007 ($)	2008 ($)	2007 ($)	2008 ($)	2007 ($)

April — March bonus			5,422,860	2,739,388			5,422,860	2,739,388

New 2008 calendar year bonus			1,500,000	—			1,500,000	—

Sub total	1,000,000	600,000	6,922,860	2,739,388	3,695,600	—	11,618,460	3,339,388

G.P. Shuttleworth (CFO) (2)	444,353	231,475			266,280	133,140	710,633	364,615

April — March bonus			99,520	200,480			99,520	200,480

New 2008 calendar year bonus			—	—			—	—

Sub total	444,353	231,475	99,520	200,480	266,280	133,140	810,153	565,095
TOTAL	1,444,353	831,475	7,022,380	2,939,868	3,961,880	133,140	12,428,613	3,904,483

			Bonus/Service
	Basic Salary/Fees		Contract		Other Payments		Total
	December 31,		December 31,		December 31,		December 31,
	2008 ($)	2007 ($)	2008 ($)	2007 ($)	2008 ($)	2007 ($)	2008 ($)	2007 ($)
Non-Executive
P. Liétard	220,000	135,000	—	—	30,000	30,000	250,000	165,000
B.H. Asher	135,000	120,000	—	—	30,000	30,000	165,000	150,000
R.I. Israel	85,000	110,000	—	—	30,000	30,000	115,000	140,000
A.L. Paverd	85,000	80,000	—	—	30,000	30,000	115,000	110,000
N.P. Cole	97,500	70,000	—	—	30,000	30,000	127,500	100,000
K. Voltaire	105,800	80,000	—	—	30,000	30,000	135,800	110,000
C.L. Coleman	10,000	—	—	—	—	—	10,000	—
J.K. Walden	14,166	—	—	—	—	—	14,166	—
TOTAL	752,466	595,000	—	—	180,000	180,000	932,466	775,000

(1)	Other payments to Dr. D.M. Bristow in 2008 includes a one off payment of $2 million as part of his new contract entered into during 2008, as disclosed in the 2007 remuneration committee report. Also, in August 2008, Dr. D.M. Bristow was awarded 40,000 restricted shares with a one year vesting period. Mr. G.P. Shuttleworth was awarded 36,000 restricted shares in July 2007, with a three year vesting period, the first being July 2008 and the second and third being July 2009 and 2010 respectively.

(2)	Paid in April each year, but accrued over the preceding April to march period. During 2008, the bonus accrual period was changed to a calendar year basis.

(3)	Dr. D.M. Bristow is a non-executive director of Rockwell Resources International. He was paid non-executive director fees of $28,925 (C$31,666) for the period January 1, 2008 to January 1, 2009. The board of Randgold Resources agreed that Dr. D.M. Bristow should be entitled to retain these fees personally.
     The executive directors do not receive any benefits in kind and the only long-term incentive scheme in which they are anticipated to participate is our Restricted Share Scheme.
     Share options exercised by the directors during 2008 and up to April 30, 2009 are detailed below:

			Average Market
	Number of Options	Average Exercise	price at date of
Name	Exercised	Price ($)	exercise ($)
R.I. Israel	25,400	1.65	27.85
     The high and low share prices for our ordinary shares for the year on the London Stock Exchange were (pounds sterling) 19.50 and (pounds sterling) 10.53, respectively, and our high and low price for our ADSs on the Nasdaq Global Select Market were $38.86 and $21.04, respectively. The ordinary share price on the London Stock Exchange and the price of an ADS on the Nasdaq Global Select Market at December 31, 2008, the last day of trading, were (pounds sterling) £18.47 and $37.13, respectively.
     Share options outstanding at April 30, 2009 and held by directors and executive officers were as follows:

	Options to Purchase
	Ordinary Shares	Expiration Date	Exercise Prices ($)
Non-Executive Directors
B.H. Asher	25,400	1/28/11	1.65

Officers
D.J. Haddon	40,000	8/05/14	8.05
	60,000	8/20/17	22.19

P.D. Harbidge	14,000	11/30/16	22.50
	60,000	8/20/17	22.19

W.R.A. Houston	60,000	8/05/17	22.19

A. Konta	8,000	8/05/14	8.05
	60,000	8/20/17	22.19

V. Matfield	75,000	8/05/14	8.05
	60,000	8/20/17	22.19

C.J. Prinsloo	60,000	8/05/17	22.19

R.B. Quick	60,000	8/20/17	22.19

M. Samaké	60,000	8/20/17	22.19

J. Steele	7,000	8/05/14	8.05
	60,000	8/20/17	22.19

T. de Welzim	4,000	11/30/16	22.50
	45,000	8/20/17	22.19
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
Audit Committee
     Our audit committee charter, which defines the terms of reference for the audit committee members, sets out the framework through which the audit committee reviews our annual results, the effectiveness of our systems of internal control, internal audit procedures and legal and regulatory compliance and the cost effectiveness of the services provided by the external auditors. The audit committee also reviews the scope of work carried out by our external auditors and holds discussions with the external auditors at least twice a year. The audit committee is comprised of three independent non-executive directors. The members of the audit committee are Dr. K. Voltaire (chairman), Mr. J.K. Walden and Mr. C.L. Coleman. At the annual general meeting on May 5, 2009, Mr. B.H. Asher and Dr. A.L. Paverd retired from the board and its sub-committees.
Remuneration Committee
     The remuneration committee reviews the remuneration of directors and senior management and determines the structure and content of the senior executives’ remuneration packages by reference to a number of factors including current business practice and our prevailing business conditions and the mining and exploration industry. The members of the remuneration committee are Mr. N.P. Cole Jr. (chairman), Dr. K. Voltaire and Mr. C.L. Coleman.
Governance and Nomination Committee
     The governance and nomination committee reviews our corporate governance and sets out the framework in which such policies are established to guide our operations and activities. In addition, the committee at the instance of the board interviews and recruits any future board members. The members of the governance and nomination committee are Messrs. P. Liétard (chairman), N.P. Cole, Jr. and R.I. Israel. At the annual general meeting on May 5, 2009, Mr. B.H. Asher retired from the board and its sub-committees.
D. EMPLOYEES
     At the end of each of the past three years, the breakdown of employees, including our subsidiaries by main categories of activity was as follows:

	December 31,	December 31,	December 31,
Category of Activity	2008(1)	2007	2006
Mining and related engineering (2)	241	119	30
Processing and related engineering (3)	668	168	136
Management and technical (4)	100	56	48
Exploration (5)	164	185	90
Administration (6)	253	89	47
TOTAL	1,426	617	351
Notes: In addition to the permanent employees shown above, the following fixed-term, temporary and contractor employees were employed at Loulo:

(1)	In February 2008, we assumed operational management of Morila. Accordingly, the December 31, 2008 employment figures have been updated to include Morila.

(2)	The open-pit mining contractors at Morila and the open pit and underground contractors at Loulo employed a total of 2,304 permanent and temporary employees at December 31, 2008.

(3)	Third party contractors employed a total of 72 employees.

(4)	Additional technical staff were required in 2008 to manage the underground project and assist with work on the Tongon project. At the end of 2008, 72 people were employed at the Tongon construction project.

(5)	Exploration numbers increased at Tongon in Côte d’Ivoire and at Massawa in Senegal while they decreased in Ghana and Tanzania.

(6)	Included in the administrative employee numbers reflected in the table above are staff employed in the Bamako operational center.
E. SHARE OWNERSHIP
     See “Item 7 — Major Shareholders and Related Party Transactions”.
Employee Share Option Scheme
     Since 1996, we have operated a share option scheme under which senior management may be offered options to purchase our ordinary shares. The aggregate number of shares available for issuance under the option scheme may not exceed 15% of our issued share capital. Share options granted since 2007 are subject to performance criteria for individual employees. Any options provided to an individual employee as defined by the rules of the scheme, are subject to an upper limit of 2% of our issued ordinary share capital.
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
Restricted Share Scheme
     On July 28, 2008, our shareholders approved the creation of a restricted share scheme for executive directors. The aggregate number of shares available for issuance under the restricted share scheme may not exceed 5% of our issued share capital. The awards of shares under the restricted share scheme are subject to the attainment of performance criteria agreed between the remuneration committee and the individual executive director on an annual basis.
Item 7. Major Shareholders and Related Party Transactions
A. MAJOR SHAREHOLDERS
     As of April 30, 2009, our issued share capital consisted of 76,677,750 ordinary shares with a par value of $0.05 per share. To our knowledge we are not, directly or indirectly, owned or controlled by another corporation, any foreign government or other person.
     The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 30, 2009, by:
•	Any person of whom the directors are aware that is interested directly or indirectly in 3% or more of our ordinary shares;

•	Each of our directors; and

•	All of our executive officers and directors as a group.
     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of April 30, 2009, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person.

Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, La Motte Chambers, La Motte Street, St Helier, Jersey, JE1 1BJ, Channel Islands.

	Shares Beneficially Owned
Holder	Number	%
D.M. Bristow	657,584	0.86
G.P. Shuttleworth	12,000	0.01
B.H. Asher	48,186	0.06
N.P. Cole	2,265	0.00
C. Coleman	1,800	0.00
R.I. Israel	44,231	0.06
P. Liétard	31,765	0.04
A.L. Paverd	34,231	0.04
K. Voltaire	2,265	0.00
J.K. Walden	400	0.00
BNY (Nominees) Limited (1) 30 Cannon Street London EC4M XH	58,685,087	76.53
Wells Fargo & Company (2) 420 Montgomery Street San Francisco, CA 94104	6,470,274	8.44
FMR LLC(3) 82 Devonshire Street, Boston, MA 02109	11,476,298	15.0
Directors and executive officers (4)	1,200,425	1.57

(1)	Shares held by BNY (Nominees) Ltd are held for and on behalf of our ADS holders.

(2)	Wells Fargo & Company reported in its Schedule 13G filed with the Securities and Exchange Commission on May 1, 2009 that its beneficial ownership in us amounted to 6,470,274 ordinary shares (8.44%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.

(3)	FMR LLC reported in its Schedule 13G filed with the Securities and Exchange Commission that as at February 17, 2009 its beneficial ownership in us amounted to 11,476,298 ordinary shares (15%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.

(4)	No executive officer beneficially owns in excess of 1% of the outstanding ordinary shares.
     To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by our other shareholders.
     As of April 30, 2009, there were 3 record holders of our ordinary shares in the United States, holding an aggregate of 78,261 ordinary shares or 0.10%.
     As of April 30, 2009, there were 35 record holders of our ADSs in the United States, holding an aggregate of 18,139 ADSs or 0.24%.
B. RELATED PARTY TRANSACTIONS
     None of our directors, officers or major shareholders or, to our knowledge, their families, had any interest, direct or indirect, in any transaction during the last fiscal year or in any proposed transaction which has affected or will materially affect us or our investment interests or subsidiaries, other than as stated below.

The Randgold Name
     Under an agreement dated June 26, 1997, Randgold & Exploration Group has licensed us to carry on business under the name “Randgold”. The license has been provided to us on a royalty free perpetual basis. The U.K. Trademark Registry granted a registration certificate to us for “Randgold” on February 16, 2001.
C. INTERESTS OF EXPERTS AND COUNSEL
     Not applicable.
Item 8. Financial Information
     See Item 18.
Item 9. The Offer and Listing
A. OFFER AND LISTING DETAILS
     The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares, as reported by the London Stock Exchange, and of our ADSs, as reported by the Nasdaq Global Select Market. Effective March 10, 2003, we changed the ratio of ordinary shares to ADSs from two ordinary shares per ADS to one ordinary share per ADS, so that each ADS now represents one ordinary share. In March 2003 we changed the currency in which the price of our ordinary shares that are traded on the London Stock Exchange are quoted. The ordinary shares are now quoted in pound sterling and not in US dollars. The ADSs continue to be quoted on the London Stock Exchange and the Nasdaq Global Select Market in US dollars.

	Price Per Ordinary Share		Price Per ADS
Financial Period Ended	High (£)	Low (£)	High ($)	Low ($)
December 31, 2008	30.00	15.57	55.65	23.45
December 31, 2007	19.50	10.53	38.86	21.04
December 31, 2006	14.08	9.09	26.32	15.88
December 31, 2005	9.67	5.31	18.69	10.13
December 31, 2004	7.82	4.29	14.26	7.77

	Price Per Ordinary Share		Price Per ADS
Calendar Period	High (£)	Low (£)	High ($)	Low ($)
2009
First Quarter	37.76	25.10	54.35	36.65

2008
Fourth Quarter	30.00	15.57	44.68	23.45
Third Quarter	27.47	18.00	54.73	32.47
Second Quarter	28.03	19.19	55.26	37.28
First Quarter	27.59	18.62	55.65	37.22

2007
Fourth Quarter	19.50	15.06	38.86	30.90
Third Quarter	16.60	10.60	33.24	21.62
Second Quarter	13.00	10.53	26.24	21.41
First Quarter	12.47	10.79	24.68	21.04

	Price Per Ordinary Share		Price Per ADS
Calendar Month	High (£ )	Low (£)	High ($)	Low ($)
2009
April	38.83	28.23	56.89	41.59
March	37.76	30.00	54.35	43.34
February	34.98	30.30	50.08	42.37
January	31.75	25.10	45.75	36.76
2008
December	30.00	22.51	44.68	32.22
November	25.16	17.91	28.23	25.05
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
     The authorized share capital is $5,000,000 divided into 100,000,000 ordinary shares of $0.05 each, of which 76,677,750 were issued as of April 30, 2009 and 23,322,250 were available for issue.
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
C. MATERIAL CONTRACTS
1. Project Management Agreement, dated March 16, 2009, between Randgold Resources Côte d’Ivoire SARL and La Société d’Opération Ivoirienne d’Electricité (SOPIE).
     We entered into a new project management agreement with SOPIE for the design, acquisition of goods and services and construction of works for the supply of power for the new Tongon gold mine.
2. Letter Agreement, dated September 18, 2008, between Randgold Resources (Côte d’Ivoire) Limited and New Mining Côte d’Ivoire SARL.
     We entered into a letter agreement with New Mining CI agreeing to fund their portion of the Tongon Project in exchange for an additional 3% interest.
3. Contract of Employment, dated July 1, 2008, between Randgold Resources Limited and Mr. G.P. Shuttleworth.
     We entered into an employment contract with Mr. G.P. Shuttleworth in respect of his employment as the Finance Director, with his date of employment being effective July 1, 2007.
D. EXCHANGE CONTROLS
     There are currently no Jersey or United Kingdom foreign exchange control restrictions on the payment of dividends on our ordinary shares or on the conduct of our operations. Jersey is in a monetary union with the United Kingdom. There are currently no limitations under Jersey law or our Articles of Association prohibiting persons who are not residents or nationals of the United Kingdom from freely holding, voting or transferring our ordinary shares in the same manner as United Kingdom residents or nationals.
E. TAXATION
Material Jersey Tax Consequences
General
     The following summary of the anticipated tax treatment in Jersey in relation to the payments on the ordinary shares and ADSs is based on the taxation law and practice in force at the date of this Annual Report, and does not constitute legal or tax advice and prospective investors should be aware that the relevant fiscal rules and practice and their interpretation may change. We encourage you to consult your own professional advisers on the implications of subscribing or buying, holding, selling, redeeming or disposing of ordinary shares or ADSs and the receipt of interest and distributions, whether or not on a winding-up, with respect to the ordinary shares or ADSs under the laws of the jurisdictions in which they may be taxed.

     Following amendments to the Income Tax (Jersey) Law 1961 (the “Income Tax Law”), our tax position (along with all other companies incorporated in Jersey) has changed. Up until December 31, 2008, we were an “exempt company” within the meaning of Article 123A of the Income Tax Law. As an “exempt company” we were not liable for Jersey income tax other than on Jersey source income, except by concession bank deposit interest on Jersey bank accounts. For as long as we were an “exempt company”, payments in respect of the ordinary shares and ADSs were not subject to any taxation unless a shareholder was resident in Jersey, and no withholding in respect of taxation were required on those payments to any holder of the ordinary shares or ADSs.
     We are now regarded by the Comptroller as a “zero rated” company within the meaning of Article 123C of the Income Tax Law with effect from January 1, 2009.
     The Income Tax Law now provides that the standard rate of income tax on profits of a non-financial service company regarded as resident in Jersey or having a permanent establishment in Jersey will be zero percent. The Income Tax Law also provides that the new tax regime will apply for the year of assessment 2008 in relation to non-financial service companies which are first regarded as resident in Jersey or which have a permanent establishment in Jersey on or after June 3, 2008.
     As a “zero rated” non-financial service company we will not be liable for Jersey income tax other than on Jersey source income, except by concession bank deposit interest on Jersey bank accounts. For so long as we are a “zero rated” company, payments in respect of the ordinary shares and ADSs will not be subject to any taxation in Jersey and no withholding in respect of taxation will be required on those payments to any holder of the ordinary shares or ADSs.
     Currently, there is no double tax treaty or similar convention between the US and Jersey.
Taxation of Dividends
     Dividends are declared and paid gross in US dollars. Under the existing Jersey law, payments in respect of the ordinary shares and ADSs, whether by dividend or other distribution paid to shareholders (other than to residents in Jersey), will not be subject to any taxation in Jersey and no withholding in respect of taxation will be required on those payments to any holder of our ordinary shares or ADSs.
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
     For purposes of this discussion, a “US holder” is a holder of our ordinary shares or ADSs that is a beneficial owner of such shares or ADSs and is:
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
     This summary does not deal with all aspects of US Federal income taxation that may be relevant to particular US holders in light of their particular circumstances, or to US holders subject to special rules, including, without limitation:
•	some retirement plans;

•	insurance companies;

•	US holders of ordinary shares or ADSs held as part of a “straddle,” “synthetic security,” “hedge,” “conversion transaction” or other integrated investment;

•	persons that enter into “constructive sales” involving our ordinary shares or ADSs or substantially identical property with other investments;

•	US holders whose functional currency is not the US Dollar;

•	some expatriates or former long-term residents of the United States;

•	financial institutions;

•	broker-dealers;

•	tax-exempt organizations;

•	US holders who own, directly, indirectly or through attribution, 10% or more of our outstanding voting stock;

•	persons subject to the alternative minimum tax;

•	Regulated investment companies;

•	Traders in securities who elect to apply a mark-to-market method of accounting; and

•	persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation.
     In addition, this summary does not address the effect of any applicable US state, local or non-US tax laws, does not consider the tax treatment of persons who own our ordinary shares or ADSs through a partnership or other pass-through entity, and deals only with ordinary shares or ADSs held by US holders as “capital assets” as defined in Section 1221 of the Code. If a partnership (including for this purpose, any entity treated as a partnership for US Federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.
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
     Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder’s basis in our ordinary shares or ADSs. To the extent that these distributions exceed the US holder’s tax basis in our ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading “Passive Foreign Investment Company Rules”.
     Dividend income derived with respect to our ordinary shares or ADSs will constitute “portfolio income” for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and as “investment income” for purposes of the limitation on the deduction of investment interest expense. Such dividends will not be eligible for the dividends received deduction generally allowed to a US corporation under Section 243 of the Code.
     Individual US holders are eligible for reduced rates of US Federal income tax (currently a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met and either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares and ADSs will constitute qualified dividend income for US federal income tax purposes, provided the individual US holders of our shares and ADSs meet certain requirements. However, if we are a passive foreign investment company, as discussed below under the heading “Passive Foreign Investment Company Rules”, in the taxable year of the distribution or the preceding tax year, the dividends paid with respect to our ADSs will not constitute qualified dividend income. US holders are urged to consult their own tax advisors regarding the classification of any distributions from us as qualified dividend income.
Sale or Other Disposition of Ordinary Shares or ADSs
     If a US holder sells or otherwise disposes of its ordinary shares or ADSs in a taxable transaction, it will generally recognize gain or loss for US Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and its tax basis in the ordinary shares or ADSs. Subject to the discussion below under “Passive Foreign Investment Company Rules,” that gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year at the time of the sale or other taxable disposition. In general, any gain that US holders recognize on the sale or other taxable disposition of ordinary shares or ADSs will be US source income for purposes of the foreign tax credit limitation and any losses recognized will generally be allocated against US source income. Deduction of capital losses is subject to limitations under the Code.
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
     We believe that we currently are not a PFIC and do not expect to become a PFIC in the near future. There is significant uncertainty in the application of the PFIC rules to mining enterprises such as ourselves as a result of the interplay of several sets of tax rules. In addition, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, the market price of our ordinary shares, and the amount and type of our gross income, we cannot assure you that we will not become a PFIC in the future or that the US Internal Revenue Service will agree with our conclusion regarding our current PFIC status.

     If we are a PFIC for US Federal income tax purposes for any year during a US holder’s holding period of our ADSs or ordinary shares and the US holder does not make a QEF Election or a “mark-to-market” election, both as described below:
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
United Kingdom Tax Considerations
     The following statements do not constitute tax advice and are intended as a general guide only to the U.K. tax position under current U.K. legislation and published HM Revenue & Customs practice as at the date of this document, both of which is subject to change at any time, possibly with retrospective effect. These statements deal only with the position of shareholders who are resident (and, in the case of individuals only, ordinarily resident and domiciled) solely in the U.K. for tax purposes (except where the position of a non-U.K. tax resident shareholder is expressly referred to) and who hold their ordinary shares or ADSs as an investment and who are the absolute beneficial owners of the ordinary shares and of all dividends of any kind paid in respect of them. The tax position of certain categories of shareholders who are subject to special rules (such as persons acquiring their shares or ADSs (or deemed to acquire their shares or ADSs) in connection with an employment or office, dealers in securities, insurance companies and collective investment schemes) is not considered. Any shareholder who is in doubt as to their tax position regarding the acquisition, ownership or disposal of their ordinary shares or ADSs or who are subject to tax in a jurisdiction other than the U.K., should consult their own independent tax adviser.
Dividends
     A person having an interest in ADSs or ordinary shares who is not a resident in the U.K. will not be subject to tax in the U.K. on dividends paid on our ordinary shares, unless that person carries on business in the U.K. through a branch or agency or, if that person is a company, a permanent establishment to which the ordinary shares or ADSs in question are attributable.
     A person having an interest in ADSs or ordinary shares who is resident in the U.K. will, in general, be subject to U.K. income tax or corporation tax on dividends paid by us.
     A U.K. resident individual shareholder with an interest in less than 10% of our ordinary share capital who receives the dividend will be entitled to a tax credit which may be set off against the shareholder’s total income tax liability on the dividend. The value of the tax credit is currently 10% of the aggregate of the dividend and the tax credit (the “Gross Dividend”), which is also equal to one ninth of the cash dividend received.
     Such an individual U.K. resident shareholder who is liable to income tax at the basic rate will be subject to tax on the dividend at the rate of 10% of the Gross Dividend, so that the tax credit will satisfy in full such shareholder’s liability to income tax on the dividend.
     An individual shareholder who is liable to income tax at the higher rate will be taxed at the rate of 32.5% on the Gross Dividend. The tax credit will be set against, but not fully match, the shareholder’s tax liability on the Gross Dividend and such shareholder will have to account for additional income tax equal to 22.5% of the Gross Dividend (which is equal to 25% of the cash dividend received) to the extent that the Gross Dividend when treated as the top slice of the shareholder’s income falls above the threshold for higher rate income tax.
     The U.K. government has announced proposals to introduce, with effect from April 6, 2010, a new tax rate of 50% for taxable income above £150,000. However, dividends which would otherwise be taxable at the new 50% rate would be liable to income tax at a new rate of 42.5% of the Gross Dividend. This equates to 36.1% of the cash dividend received.
     A shareholder will not generally be able to claim repayment from HMRC of any part of the tax credit attaching to dividends paid by us unless permitted to do so under any double tax treaty between the U.K. and the shareholder’s country of residence. Each shareholder resident outside the U.K. may also be subject to foreign taxation on dividend income under local law.
     No other credit will be available against the U.K. tax liability of a person having an interest in ADSs or ordinary shares on dividends received from us for underlying taxes suffered or paid by us on our own income, except in the case of a company owning directly or indirectly not less than 10% of our voting power. As we are a Jersey exempt company, no withholding taxes will be payable on dividends.

Capital Gains
     A person having an interest in ADSs or ordinary shares who is neither resident nor ordinarily resident in the U.K. will generally not be subject to tax in the U.K. on capital gains on a disposal of our ordinary shares or interests in the ADSs.
     However, individuals who left the U.K. after March 17, 1998 and who were resident in the U.K. for four out of seven years prior to departure, and who return to the U.K. before five complete tax years following departure will be subject to U.K. capital gains tax on any gains realized during the period of absence.
     Persons having an interest in ADSs or ordinary shares who are resident and/or ordinarily resident in the U.K. or who hold their ordinary shares or interests in ADSs through a U.K. trading branch or agency (or, if that person is a company, a permanent establishment) will, in general, be subject to U.K. taxation on capital gains on a disposal of ordinary shares or interests in ADSs.
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
     An instrument transferring an ADS could attract U.K. stamp duty if it relates to anything done or to be done in the U.K.; for example, if it is executed in the U.K. or to be brought into the U.K. after execution. If the transfer is on a sale then the rate of stamp duty will be 0.5% of the consideration given. This charge is rounded up to the nearest (pounds sterling) 5. Gifts and other transfers which are neither made on sale nor made in contemplation of a sale do not attract this charge. Instead they will either be exempt or attract a fixed duty of (pounds sterling) 5 per transfer.
     A transfer from The Bank of New York Mellon to an ADS holder of the underlying ordinary shares may be subject to a fixed stamp duty of (pounds sterling) 5 if the instrument of transfer relates to anything done or to be done in the U.K.; for example, if it is executed in the U.K. or is to be brought into the U.K. after execution. A transfer of ordinary shares from The Bank of New York Mellon directly to a purchaser on behalf of an ADS holder may attract stamp duty at a rate of 0.5% of the consideration, rounded up to the nearest (pounds sterling) 5 U.K. stamp duty reserve tax will not be payable on an agreement to transfer ADSs or ordinary shares.
F. DIVIDENDS AND PAYING AGENTS
     Not applicable.
G. STATEMENTS BY EXPERTS
     Not applicable.
H. DOCUMENTS ON DISPLAY
     You may request a copy of our US Securities and Exchange Commission filings, at no cost, by writing or calling us at Randgold Resources Limited, La Motte Chambers, St. Helier, Jersey, JE1 1BJ, Channel Islands. Attention: D. J. Haddon, Telephone: (011 44) 1534-735-333. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices at La Motte Chambers, St. Helier, Jersey, Channel Islands.

     A copy of each document (or a translation thereof to the extent not in English) concerning us that is referred to in this Annual Report, is available for public view at our principal executive offices at La Motte Chambers, St. Helier, Jersey, Channel Islands. Attention: D. J. Haddon, Telephone: (011 44) 1534-735-333.
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
     The Loulo project finance loan was entered into in 2004 with a consortium of financial lenders, namely, Rothschild, SG Corporate and Investment Bank, ABSA Bank and HVB Group, and had as a requirement that some hedging be put in place. The intended effect of the hedging transactions was to lock in a fixed sale price for some of our future gold production, and reduce the adverse impact of a future fall in gold prices.
     Somilo’s hedging is administered by our finance department which acts upon the recommendations of a hedging committee within the guidelines of a policy set by our board. The hedging was entered into in terms of a requirement of the Loulo Loan. The Loulo loan and our hedging arrangements were with a consortium of financial lenders: Rothschild, SG Corporate and Investment Bank, ABSA Bank and HVB Group. The Loulo Loan had in early May 2007 been replaced by a Revolving Credit Facility.
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
     Our board agreed as part of the financing arrangements for the development of Loulo that some gold price protection be secured. At December 31, 2008, 126,744 ounces remained, sold forward at an average forward price of $456 per ounce. At December 31, 2007, 207,240 ounces had been sold forward at an average price of $446 per ounce.
     These derivatives are accounted for in accordance with International Accounting Standard 39, “Financial Instruments: Recognition and Measurement”. Under IAS 39, all these derivatives are recognized on the balance sheet at their fair value.
     On the date a derivative contract is entered into, we designate the derivative for accounting purposes as either a hedge of the fair value of a recognized asset or liability or a firm commitment (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). The derivatives held as at December 31, 2008 were all being accounted for as cash flow hedges.

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
Foreign Currency and Commodity Price Sensitivity
     In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro, South African Rand and Communauté Financière Africaine Franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks. Generally, the group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. Gold sales are disclosed in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

$000	2008	2007
Level of exposure of foreign currency risk
Carrying value of foreign currency balances

Cash and cash equivalents includes balances denominated in:

• Communauté Financière Africaine franc (CFA)	(2,609)	1,209
• Euro (EUR)	11,556	27,330
• South African Rand (ZAR)	8,830	305
• Pound Sterling (GBP)	335	5,586

Accounts receivable and prepayments include balances denominated in:

• Communauté Financière Africaine franc (CFA)	24,151	34,943
• South African Rand (ZAR)	571	681
• Euro (EUR)	377	186
• Pound Sterling (GBP)	1,302	2,847

Accounts payable includes balances denominated in:

• Communauté Financière Africaine franc (CFA)	(25,380)	(26,842)
• South African Rand (ZAR)	(362)	(552)
• Pound Sterling (GBP)	(394)	(544)
• Euro (EUR)	(782)	(2,204)
     The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the group which is the US dollar. Set out below is the impact of a 10.0% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments.

	Closing	Effect of 10.0% strengthening
	exchange	of US dollar on net earnings
Level of exposure of foreign currency risk (continued)	Rate	and equity
		$000
At December 31, 2008

• Euro (EUR)	0.7095	1,115
• British pound (GBP)	0.6910	203
• Communauté Financière Africaine franc (CFA)	465.40	(874)
• South African rand (ZAR)	9.4649	976

At December 31, 2007

• Euro (EUR)	0.6794	2,531
• British pound (GBP)	0.5009	789
• Communauté Financière Africaine franc (CFA)	445.66	144
• South African rand (ZAR)	6.8547	154
     The sensitivities are based on financial assets and liabilities held at December 31 where balances were not denominated in the functional currency of the group. The sensitivities do not take into account the group’s sales and costs and the results of the sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non-foreign exchange influenced factors.
     The market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditures and the market prices of our ordinary shares.
     Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors is not possible for us to predict.
     Details of the derivative financial instruments at December 31, 2008 are:

	Hedging instruments
Maturity Dates	Forward Sales of Gold
	Ounces	$/oz
Loulo (100%)
December 31, 2009	84,996	435
December 31, 2010	41,748	500

	126,744	456
     And at December 31, 2007:

	Hedging instruments
Maturity Dates	Forward Sales of Gold
	Ounces	$/oz
Loulo (100%)
December 31, 2008	80,496	429
December 31, 2009	84,996	435
December 31, 2010	41,748	500

	207,240	446

     The forward price of gold is sensitive to fluctuations in the gold spot price, interest rates and the gold lease rate. The following table sets forth a sensitivity analysis of the mark-to-market valuations of our hedges as at December 31, 2008:

Sensitivity to Change in Gold Price at December 31, 2008

Loulo (100%):
Change in $ gold price	$20	$10	$5	$2	0	($2)	($5)	($10)	($20)
Mark-to-market valuation ($ million)	(55.5)	(54.3)	(53.7)	(53.4)	(53.1)	(52.9)	(52.6)	(52.0)	(50.8)
Sensitivity to Change in Average $ Interest Rate at December 31, 2008

Loulo (100%):
Change in rate	1.00%	0.50%	0.20%	0.00%	(0.20%)	(0.50%)	(1.00%)
Mark-to-market valuation* ($ million)	(54.3)	(53.7)	(53.4)	(53.1)	(52.9)	(52.6)	(52.0)
Sensitivity to Change in Gold Lease Rate at December 31, 2008

Loulo (100%):
Change in rate	1.00%	0.50%	0.20%	0.00%	(0.20%)	(0.50%)	(1.00%)
Mark-to-market valuation* ($ million)	(52.6)	(52.9)	(53.0)	(53.1)	(53.2)	(53.4)	(53.7)

*	The actual mark-to-market valuation at December 31, 2008 was negative $53.1 million.
     These movements will affect profits when the relevant forward contracts expire. There will be a corresponding impact on equity.
Effect of Change in Gold Price on Profit and Loss at December 31, 2008

Change in rate	20%	10%	0%	(10%	)	(20%	)
Mark-to-market valuation ($ million)	60.6	30.3	0.0	(30.3)		(60.6)
     During 2004, a hedging program totaling 365,000 ounces was put in place in terms of a requirement of the Loulo loan. We have used four counterparties for our current hedge book. These counterparties are international banks which have not failed to perform as required under our hedging arrangements.
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
     During the first quarter of 2007, 10,752 ounces previously sold forward at $444.81 were rolled out to the second and third quarters of 2007, 3,583 ounces at $454.51 into the second quarter and 7,168 ounces at $456.09 into the third quarter.
     The Revolving Credit Facility replaced the Loulo Loan in May 2007. As the HVB Group, which previously participated in the Loulo Loan, is not a lender in the Revolving Credit Facility, the 40,248 ounces of the remaining 2007, 2008 and 2009 hedged ounces which pertained to the HVB Group was novated to other counterparties in May 2007. The 11,748 ounces at an average forward price of $436.69 per ounce due for delivery in 2007 were novated and subsequently rolled forward to 2010 at $472 per ounce. The new price is net of any novation charges. The 28,500 ounces at a previous average forward price of $429.95 due for delivery in 2008 and 2009 were novated at $418.58, the lower price being the result of novation charges pertaining to these ounces. Also in May 2007, 30,000 ounces previously sold forward in 2007 at an average price of $447.29 per ounce, were rolled into 2010 at a new average forward price of $511.28 per ounce.
     Details of the derivative financial instruments at March 31, 2009 are:

	Hedging instruments
	Forward Sales of Gold
Maturity Dates	Ounces	$/oz
Loulo (100%)
December 31, 2009	61,248	433
December 31, 2010	41,748	500

	102,996	460

     The accounting effects of our hedging activities are as follows:
     The total fair value of the above financial instruments as at December 31, 2008 was a liability of $53.1 million (December 31, 2007: liability of $85.6 million).
     During the year ended December 31, 2006, we sold 448,242 ounces of gold at an average price of $571 per ounce. At the average spot gold price for the year of approximately $604 per ounce, product sales would have amounted to approximately $270.70 million for the year, an increase of approximately $12.4 million in sales.
     During the year ended December 31, 2007, we sold 444,573 ounces of gold at an average price of $636 per ounce. At the average spot gold price for the year of approximately $695 per ounce, product sales would have amounted to approximately $309 million for the year, an increase of approximately $26.2 million in sales.
     During the year ended December 31, 2008, we sold 427,713 ounces of gold at an average price of $792 per ounce. At the average spot gold price for the year of approximately $871 per ounce, product sales would have amounted to approximately $373 million for the year, an increase of approximately $34 million in sales.
Interest Rate Sensitivity
     We generally do not undertake any specific actions to cover our exposure to interest rate risk and at December 31, 2008 were not party to any interest rate risk management transactions.
     At December 31, 2007 the fair value of our borrowings, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $6.4 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of the three month LIBOR rate is negligible.
     At December 31, 2008 the fair value of our borrowings, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $2.8 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of the three month LIBOR rate is negligible.
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
Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds
     Effective on June 11, 2004, we undertook a subdivision of our ordinary shares, which increased our issued share capital from 29,273,685 to 58,547,370 ordinary shares. In connection with this “share split”, our ordinary shareholders of record on June 11, 2004 received two additional $0.05 ordinary shares for every one $0.10 ordinary share they held. Following the share split, each shareholder held the same percentage interest in us, however, the trading price of each share was adjusted to reflect the share split. ADS holders were affected the same way as shareholders and the ADS ratio remains one ADS to one ordinary share.
Item 15. Controls and Procedures
(a) Disclosure Controls and Procedures: Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, including controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timeous decisions regarding required disclosure, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the required time periods.
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

     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
     Based upon its assessment, our management concluded that, as of December 31, 2008, our internal control over financial reporting is effective based upon those criteria.
     BDO Stoy Hayward LLP, an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008.
(c) See report of BDO Stoy Hayward LLP, an Independent Registered Public Accounting Firm included under “Item 18 — Financial Statements”, on page F-1.
(d) Changes in Internal Control Over Financial Reporting: There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16. Reserved
Item 16A. Audit Committee Financial Expert
     Our board determined that Mr. B.H. Asher, the former chairman of the audit committee (through May 5, 2009), was an “audit committee financial expert” as defined in Item 16A of Form 20-F. Dr. K. Voltaire, the current chairman of the audit committee, has been determined by the board to be an “audit committee financial expert”. Dr. Voltaire and each of the other members of the audit committee (being Mr. J.K. Walden and Mr. C.L. Coleman) are independent directors.
Item 16B. Code of Ethics
     Our board has adopted a code of ethics that applies to the Chief Executive Officer, Financial Director and all financial officers. This code of ethics is posted on our website, www.randgoldresources.com.
Item 16C. Principal Accountant Fees and Services
     BDO Stoy Hayward LLP has served as our independent registered public accounting firm for the financial years ended December 31, 2008 and 2007. PricewaterhouseCoopers LLP served as our independent registered public accounting firm for the financial year ended December 31, 2006, for which audited financial statements appear in this Annual Report on Form 20-F.
     The following table presents the aggregate fees for professional services and other services rendered by our Independent Registered Public Accounting Firm to us in 2008 and 2007.

	2008	2007
	$	$
	(in millions)
Audit Fees (1)	0.7	0.8
Audit-related Fees (2)	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	$0.7	$0.8

(1)	The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include our audit and statutory audits.

(2)	Audit-related fees include fees billed relating to comfort letters and consents; attest services; and assistance with and review of documents filed with the Securities and Exchange Commission.

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
     The Audit Committee is responsible for the appointment, removal and oversight of the activities of the external auditors. In addition, the Audit Committee sets the principles for recommending the use of external auditors for non-audit services. The Audit Committee approves all external consulting services and other charges levied by the external auditors.
     The Audit Committee met six times during 2008. At some of these meetings the committee met with the external audit partner and the finance director, to review the audit plans of the external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.
     During 2008, all Audit-related Fees provided to us by BDO Stoy Hayward LLP were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
     No work was performed by persons other than BDO Stoy Hayward LLP’s full-time, permanent employees on the BDO Stoy Hayward LLP’s engagement to audit our financial statements for 2008 and 2007.
     During 2008, the Audit Committee has overseen work undertaken to ensure compliance with the requirements of Section 404 of the Sarbanes Oxley Act.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not Applicable.
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers
Neither the issuer nor any affiliate of the issuer purchased any of our shares during 2008.
Item 16F. Change in Registrant’s Certifying Accountant
     Not Applicable.
Item 16G. Corporate Governance
     We are subject to a variety of corporate governance guidelines and requirements of Nasdaq, the London Stock Exchange and the SEC. We believe that we comply with the applicable corporate governance requirements. Although we are listed on the Nasdaq Global Select Market, we are not required to comply with all of Nasdaq’s corporate governance rules which are applicable to US companies. The significant ways in which the Nasdaq corporate governance rules differ for us, as a foreign company, are a reduced quorum requirement for shareholder meetings.
PART III
Item 17. Financial Statements
Not Applicable.
Item 18. Financial Statements
     Reference is made to the financial statements, commencing on page F-1, and the financial statement schedule, pages S-1 to S-2.

Item 19. Exhibits
     The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association of Randgold Resources Limited, as amended.

1.2*	Articles of Association of Randgold Resources Limited, as amended.

2.1	Memorandum of Association of Randgold Resources Limited, as amended (see Exhibit 1.1).

2.2+++	Form of Deposit Agreement, dated as of July 1, 1997, as amended and restated as of June 26, 2002 and further amended and restated as of July 2002, among Randgold Resources Limited, The Bank of New York, Depositary, and owners and holders from time to time of American Depositary receipts issued thereunder.

2.3+++	Form of American Depositary Receipt.

2.4*	Excerpts of relevant provisions of the Companies (Jersey) Law 1991.

2.5*	Shareholder’s Agreement (English translation), dated June 23, 2000, between the Government of Mali and Morila Limited.

4.1*	Deed Governing the Relationship Between the Parties Upon Admission between Randgold & Exploration Company Limited and Randgold Resources Limited, dated June 26, 1997 (Relationship Agreement).

4.2*	License Agreement, dated June 26, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.

4.3*	Agreement, dated December 21, 1999, between Société des Mines de Morila SA, Randgold Resources Limited and Morila Limited (loan from Randgold Resources Limited to Morila Limited).

4.4*	Sale of Shares Agreement, dated May 29, 2000, between AngloGold Limited, Randgold Resources Limited and Randgold Resources (Morila) Limited.

4.5*	Joint Venture Agreement, dated May 29, 2000, between AngloGold Limited and Randgold Resources Limited.

4.6*	Operator Agreement, dated May 29, 2000, between Société des Mines de Morila SA and AngloGold Services Mali SA.

4.7*	Cession of Shareholder’s Loan — Memorandum of Agreement, dated July 3, 2000, between Randgold Resources Limited and AngloGold Morila Holdings Limited.

4.8*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated February 25, 2000.

4.9*	Deed of Guarantee, dated August 25, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and SYPPS.

4.10*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated December 9, 1999.

4.11*	Deed of Guarantee given under the Morila Deferred Terms Agreement, dated March 3, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and Mopps.

4.12*	Morila Exploitation Permit (English translation).

4.13*	Transfer of Morila Exploitation Permit from Randgold Resources Limited to Morila SA.

4.14*	Randgold Resources Limited Share Option Scheme.

4.15+	Structured Precious Metals Option and Loan Confirmation, dated August 30, 2002, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.16+	Third Contract of Employment between Randgold Resources Limited and Roger Ainsley Ralph Kebble.

4.17+	Services Agreement between Randgold & Exploration Company Limited and Randgold Resources Limited, dated February 2, 2003.

4.18++	Shareholder Loan Agreement dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.19++	Termination Agreement, dated November 9, 2004, between Randgold Resources Limited and Mr. R.A.R. Kebble.

4.20++	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo S.A.

Exhibit No.	Exhibit
4.21++	International Swap Dealers Association Inc. Master Agreement, dated December 21, 2004, between Randgold Resources Limited and Absa Bank Limited.

4.22++	Amendment to Shareholders’ Loan Agreement, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.23#	Fifth Contract of Employment, dated January 31, 2005, between Randgold Resources Limited and Dennis Mark Bristow.

4.24§	Mining Contract Agreement, dated February 15, 2005, between Société des Mine de Loulo S.A and BCM Mali S.A.

4.25§	Third Contract of Employment, dated April 20, 2006, between Randgold Resources Limited and Roger A. Williams.

4.26#	International Swap Dealers Association Inc. Master Agreement and Schedule thereto, dated April 23, 2007, between Fortis Bank NV/SA Limited and Randgold Resources Limited.

4.27#	International Swap Dealers Association Inc. Novation Agreement, dated April 23, 2007, between Randgold Resources Limited, Société Générale and Fortis Bank NV/SA.

4.28#	Revolving Credit Facility Agreement, dated May 1, 2007, among Randgold Resources (Somilo) Limited, Randgold Resources Limited, various Banks and Other Financial Institutions and NM Rothschild & Sons Limited.

4.29#	Charge Over Shares, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.30#	Charge Over Shares, dated May 8, 2007, between Mining Investments (Jersey) Limited and NM Rothschild & Sons Limited.

4.31#	Deed of Guarantee and Indemnity, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.32#	Deed of Guarantee and Indemnity, dated May 8, 2007, between Société des Mines de Loulo S.A. and NM Rothschild & Sons Limited.

4.33#	Deed of Assignment, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.34#	Registered Share Pledge Agreement, dated May 9, 2007, between Randgold Resources (Somilo) Limited and NM Rothschild & Sons Limited.

4.35##	Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.36###	Addendum to the Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.37###	Employment Contract, dated April 28, 2008, between Randgold Resources Limited and Dennis Mark Bristow.

4.38###	First Contract of Employment, dated April 28, 2007, between Randgold Resources Limited and Graham P. Shuttleworth.

4.39###	Addendum to the Joint Venture Agreement, dated April 22, 2008, between AngloGold Ashanti Limited and Randgold Resources Limited.

4.40###	Addendum to the Operatorship Agreement, dated April 22, 2008, between AngloGold Ashanti Limited, AngloGold Services Mali SA, Société des Mines de Morila SA and Mining Investments Jersey Limited.

4.41**	Project Management Agreement between La Société d’Opération Ivoirienne d’Electricité (SOPIE) and Randgold Resources C.I. — SARL, dated March 2009.

4.42**	Letter Agreement, dated September 18, 2008, between Randgold Resources (Côte d’Ivoire) Limited and New Mining Côte d’Ivoire SARL.

4.43**	Rules of the Randgold Resources Limited Restricted Share Scheme.

4.44**	Contract of Employment, dated July 1, 2008, between Randgold Resources Limited and Graham P. Shuttleworth.

8.1**	List of Subsidiaries.

12.1**	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by Financial Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Exhibit
13.1**	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of BDO Stoy Hayward LLP.

15.2**	Consent of BDO Stoy Hayward LLP.

15.3**	Consent of PricewaterhouseCoopers LLP.

15.4**	Consent of PricewaterhouseCoopers Inc.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-90972), filed on June 21, 2002.

+	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

++	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

+++	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-129147), filed on October 20, 2005.

§	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

#	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

##	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-147648), filed on November 27, 2007.

###	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

**	Filed herewith.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
RANDGOLD RESOURCES LIMITED

By:	/s/ D. Mark Bristow

Name: D. Mark Bristow Title: Chief Executive Officer Date: May 15, 2009

Exhibit Index

Exhibit No.	Exhibit
4.41	Project Management Agreement between La Société d’Opération Ivoirienne d’Electricité (SOPIE) and Randgold Resources C.I. – SARL, dated March 2009.

4.42	Letter Agreement, dated September 18, 2008, between Randgold Resources (Côte d’Ivoire) Limited and New Mining Côte d’Ivoire SARL.

4.43	Rules of the Randgold Resources Limited Restricted Share Scheme.

4.44	Contract of Employment, dated July 1, 2008, between Randgold Resources Limited and Graham P. Shuttleworth.

8.1	List of Subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Financial Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of BDO Stoy Hayward LLP.

15.2	Consent of BDO Stoy Hayward LLP.

15.3	Consent of PricewaterhouseCoopers LLP.

15.4	Consent of PricewaterhouseCoopers Inc.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Randgold Resources Limited
We have audited the accompanying consolidated balance sheets of Randgold Resources Limited as of December 31, 2008 and December 31, 2007 and the related consolidated income statements, consolidated statements of changes in equity and statements of consolidated cash flows for the years then ended. Our audits also included the financial statement schedule included on page S-2 of this Form 20-F. We have also audited Randgold Resources Limited’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Randgold Resources Limited’s management is responsible for these financial statements, financial statement schedule, maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying item 15B, ‘Controls and Procedures’.  Our responsibility is to express an opinion on these financial statements and financial statement schedule and express an opinion on the company’s internal control over financial reporting based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Randgold Resources Limited as of December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).  Also, in our opinion, Randgold Resources Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.
In addition, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
/s/ BDO Stoy Hayward LLP
BDO Stoy Hayward LLP
London
15 May 2009

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Randgold Resources Limited:
In our opinion, the consolidated statements of operations, cash flows and changes in shareholders’ equity for the year ended December 31, 2006 present fairly, in all material respects, the results of operations and cash flows of Randgold Resources Limited and its subsidiaries for the year ended December 31, 2006 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Chartered Accountants
London, United Kingdom
June 25, 2007

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

US$000	Notes	2008	2007	2006
REVENUE
Gold sales on spot		374,110	313,421	274,907
Loss on matured hedges		(35,538)	(23,580)	(12,190)
Non-cash loss on roll forward of hedges		—	(7,036)	(4,413)

Total revenue		338,572	282,805	258,304

OTHER INCOME
Other income		4,194	967	1,168

TOTAL INCOME		342,766	283,772	259,472

COSTS AND EXPENSES
Mining and processing costs	26	199,520	159,403	137,694
Transport and refining costs		2,053	1,595	711
Royalties		19,730	18,307	16,979
Exploration and corporate expenditure	27	45,163	35,920	28,805
Other expenses		363	5,008	3,667

TOTAL COSTS		266,829	220,233	187,856

Finance income	28	9,335	9,167	8,723
Finance costs	28	(3,338)	(5,805)	(6,366)
Provision for financial assets	28	(10,350)	—
Finance income – net	28	(4,353)	3,362	2,357

PROFIT BEFORE INCOME TAX		71,584	66,901	73,973
Income tax expense	4	(24,564)	(21,273)	(23,097)
NET PROFIT		47,020	45,628	50,876

Attributable to:
Equity shareholders		41,569	42,041	47,564
Minority shareholders		5,451	3,587	3,312

		47,020	45,628	50,876

BASIC EARNINGS PER SHARE (US$)	6	0.54	0.60	0.70
DILUTED EARNINGS PER SHARE (US$)	6	0.54	0.60	0.69
The accompanying notes are an integral part of these financial statements.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31,

US$000	Notes	2008	2007
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	9	336,138	269,896
Deferred taxation	11	1,559	2,163
Long term ore stockpiles	8	48,831	43,190
Receivables	7	9,403	22,823
Available-for-sale financial assets	12	38,600	—

TOTAL NON-CURRENT ASSETS		434,531	338,072

CURRENT ASSETS
Inventories and ore stockpiles	8	81,781	57,410
Receivables	7	47,499	42,104
Available-for-sale financial assets	12	—	48,950
Cash and cash equivalents		257,631	294,183

TOTAL CURRENT ASSETS		386,911	442,647

TOTAL ASSETS		821,442	780,719

EQUITY AND LIABILITIES
Ordinary shares	5	3,827	3,809
Share premium	5	455,974	450,814
Accumulated profit		245,982	213,567
Other reserves		(31,387)	(69,391)
Shareholders’ equity		674,396	598,799
Minority interest	16	13,745	8,294

TOTAL EQUITY		688,141	607,093

NON-CURRENT LIABILITIES
Long-term borrowings	15	1,284	2,773
Loans from minority shareholders in subsidiaries	16	3,032	3,096
Financial liabilities – forward gold sales	17	15,749	51,953
Deferred taxation	11	3,016	1,451
Provision for environmental rehabilitation	14	14,054	11,074

TOTAL NON-CURRENT LIABILITIES		37,135	70,347

CURRENT LIABILITIES
Financial liabilities – forward gold sales	17	37,388	33,672
Accounts payable and accrued liabilities	13	48,110	63,330
Taxation payable		9,190	2,630
Current portion of long term borrowings	15	1,478	3,647

TOTAL CURRENT LIABILITIES		96,166	103,279

TOTAL EQUITY AND LIABILITIES		821,442	780,719

The accompanying notes are an integral part of these financial statements.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31,
Attributable to Equity Shareholders

	Number
	of ordinary	Share	Share	Accumulated	Other		Minority
US$000	shares	capital	premium	profit	reserves	Total	interest	Total
BALANCE AT
December 31, 2005	68,072,864	3,404	208,582	130,836	(41,000)	301,822	1,395	303,217
Movement on cash flow hedges
Transfer to income statement	—	—	—	—	17,256	17,256	—	17,256
Fair value movement on financial instruments		—	—	—	(36,603)	(36,603)	—	(36,603)

Net income recognized directly in equity	—	—	—	—	(19,347)	(19,347)	—	(19,347)

Net profit	—	—	—	47,564	—	47,564	3,312	50,876

Total recognized income/(loss)	—	—	—	47,564	(19,347)	28,217	3,312	31,529
Share-based payments	—	—	—	—	2,369	2,369	—	2,369
Exercise of employee stock options	633,867	34	3,619	—	—	3,653	—	3,653
Shares vested ~	56,830	2	802	—	(802)	2	—	2
Exercise of options previously expensed under IFRS 2		—	650	—	(650)	—	—	—

BALANCE AT DEC 31, 2006	68,763,561	3,440	213,653	178,400	(59,430)	336,063	4,707	340,770

Movement on cash flow hedges
Transfer to income statement	—	—	—	—	30,371	30,371	—	30,371
Fair value movement on financial instruments	—	—	—	—	(41,712)	(41,712)	—	(41,712)

Net income recognized directly in equity	—	—	—	—	(11,341)	(11,341)	—	(11,341)
Net profit	—	—	—	42,041	—	42,041	3,587	45,628

Total recognized income/(loss)	—	—	—	42,041	(11,341)	30,700	3,587	34,287
Share-based payments	—	—	—	—	2,847	2,847	—	2,847
Share options exercised	545,667	28	4,353	—	—	4,381	—	4,381
Shares vested #	10,102	—	170	—	(170)	—	—	—
Exercise of options previously expensed under IFRS 2	—	—	1,297	—	(1,297)	—	—	—
Dividends relating to 2006	—	—	—	(6,874)	—	(6,874)	—	(6,874)
Capital raising	6,821,000	341	240,099	—	—	240,440	—	240,440
Costs associated with capital raising	—	—	(8,758)	—	—	(8,758)	—	(8,758)

BALANCE AT DEC 31, 2007	76,140,330	3,809	450,814	213,567	(69,391)	598,799	8,294	607,093

Movement on cash flow hedges
Transfer to income statement	—	—	—	—	35,901	35,901	—	35,901
Fair value movement on financial instruments	—	—	—	—	(3,050)	(3,050)	—	(3,050)

Net income recognized directly in equity	—	—	—	—	32,851	32,851	—	32,851
Net profit	—	—	—	41,569	—	41,569	5,451	47,020

Total recognized income/(expense)	—	—	—	41,569	32,851	74,420	5,451	79,871
Share-based payments	—	—	—	—	6,471	6,471	—	6,471
Share options exercised	353,400	18	3,842	—	—	3,860	—	3,860
Shares vested#	6,594	—	160	—	(160)	—	—	—
Exercise of options previously expensed under IFRS 2	—	—	1,158	—	(1,158)	—	—	—
Dividends relating to 2007	—	—	—	(9,154)	—	(9,154)	—	(9,154)

BALANCE AT DEC 31, 2008	76,500,324	3,827	455,974	245,982	(31,387)	674,396	13,745	688,141

SHARE CAPITAL
     The share capital comprises the issued ordinary shares of the company at par.
SHARE PREMIUM
     The share premium comprises the excess value recognized from the issue of ordinary shares at par.
ACCUMULATED PROFIT
     The accumulated profit comprises the group’s cumulative accounting profit since inception.
OTHER RESERVES
     Other reserves include the cumulative charge recognized under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges (refer note 21).
     At December 31, 2008, the balance of the share-based payment reserve amounted to US$9.6 million (December 31, 2007: US$4.4 million). The balance of the hedging reserve amounted to US$41 million (December 31, 2007: US$73.8 million). Refer to note 21 for further details on the hedging reserve.

#	Restricted shares were issued to directors as remuneration. Of these shares, 63,594 (2007: 57,000) have vested, while the remainder of the shares, 5,826 (2007: 7,704) are still held by the company as treasury shares. The transfer between “other reserves” and “share premium” in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

US$000	Note	2008	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES
Profit after tax		47,020	45,628	50,876
Income tax expense		24,564	21,273	23,097
Profit before income tax		71,584	66,901	73,973
Net interest received		(5,997)	(2,636)	(1,559)
Impairment of ARS		10,350	—	—
Depreciation and amortization		21,333	20,987	22,844
Ineffectiveness on cash flow hedges		363	323	653
Effect of roll forward of hedges		—	7,036	4,413
Unwind of discount on provisions for environmental rehabilitation		443	554	541
Share-based payment		6,471	2,847	2,369

		104,547	96,012	103,234

Effects of changes in operating working capital items:
• receivables		8,629	(23,289)	(9,640)
• inventories and ore stockpiles		(30,012)	(24,786)	(19,428)
• accounts payable and accrued liabilities		(26,618)	23,897	9,469
Cash generated from operations before interest and tax		56,546	71,834	83,635
Interest received		9,335	7,887	7,384
Interest paid		(3,338)	(5,251)	(5,825)
Income tax paid		(5,042)	(12,237)	(14,784)

Net cash generated from operating activities		57,501	62,233	70,410

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment		(85,038)	(47,905)	(61,508)
Repayments from contractors	25	—	—	105
Acquisition of available-for-sale financial assets		—	(48,950)	—

Net cash used by investing activities		(85,038)	(96,855)	(61,403)

CASH FLOW FROM FINANCING ACTIVITIES
Ordinary shares issued		3,860	236,063	3,653
Long term loans repaid		(3,721)	(43,740)	(21,756)
Dividends paid to company’s shareholders		(9,154)	(6,874)	—

Cash generated from/(used by) financing activities		(9,015)	185,449	(18,103)

NET INCREASE/(DECREASE) IN CASH AND EQUIVALENTS		(36,552)	150,827	(9,096)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		294,183	143,356	152,452

CASH AND CASH EQUIVALENTS AT END OF YEAR		257,631	294,183	143,356
Cash at bank and in hand		257,631	11,447	10,948
Short term bank deposits		—	282,736	132,408

		257,631	294,183	143,356

     The effective interest rate on short term bank deposits was 2.7% (2007: 4.56%). These funds have an average maturity of less than thirty days.
The accompanying notes are an integral part of these financial statements.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. NATURE OF OPERATIONS
     The company and its subsidiaries (the “group”) together with its joint ventures carry out gold mining activities and exploration. Currently there are two operating mines in Mali, West Africa: the Morila gold mine, which commenced production in October 2000, and the Loulo mine, which commenced production in November 2005. The group also has a portfolio of exploration projects in West and East Africa. The interests of the group in its operating mines are held through Morila SA (“Morila”) which owns the Morila mine and Somilo SA (“Somilo”) which owns the Loulo mine. Randgold Resources holds an effective 40% interest in Morila, following the sale to AngloGold Ashanti Limited on July 3, 2000 of one-half of Randgold Resources’ wholly-owned subsidiary, Morila SA. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold Resources and AngloGold Ashanti each appointing one-half of the members of the committee. AngloGold Services Mali SA (“Anser”), a subsidiary of AngloGold Ashanti, was the operator of Morila. On February 15, 2008, Randgold Resources assumed responsibility for the operatorship. Randgold Resources holds an effective 80% interest in Loulo. The remaining 20% interest is held by the Malian government. Randgold Resources is the operator of Loulo.
     The Group has various exploration programs ranging from substantial to early stage in Western Mali, around Morila and in Senegal, Burkina Faso, Tanzania, Côte d’Ivoire and Ghana. Site establishment has started at Tongon in Côte d’Ivoire ahead of the main construction programme and orders have been placed for all the long lead time items, including the mills and mining fleet. Progress has been made regarding the approval of the mining convention.
2. SIGNIFICANT ACCOUNTING POLICIES
     The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
BASIS OF PREPARATION: The consolidated financial statements of Randgold Resources Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial reports have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and various financial assets and financial liabilities (including derivative instruments) which are carried at fair value. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the company’s accounting policies. The areas involving a high degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.
     The following standards and interpretations which have been recently issued or revised have not been adopted early by the group. Their expected impact is discussed below:
     AMENDMENT TO IAS 23 BORROWING COSTS (effective for annual periods beginning on or after January 1, 2009). The amendment removes the option of immediately recognising as an expense borrowing costs that relate to qualifying assets (assets that take a substantial period of time to get ready for use or sale). Instead, an entity will be required to capitalize borrowing costs whenever the conditions for capitalisation are met. The company will apply amendments to IAS 23 from January 1, 2009, but it is not expected to have any significant impact on the accounts of the company or group.
     AMENDMENT TO IFRS 2 SHARE-BASED PAYMENT: VESTING CONDITIONS AND CANCELLATIONS (effective for annual periods beginning on or after January 1, 2009). This amendment clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. The purpose of making the distinction is so as to be able to address the accounting for non-vesting conditions, which were not previously covered by IFRS 2. The guidance in IFRS 2 covering the accounting for vesting conditions is not affected by the amendment. The amendment also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The amendment is likely to have a particular impact on entities operating Save As You Earn (SAYE) schemes because it results in an immediate acceleration of the IFRS 2 expense if an employee decides to stop expense if an employee decides to stop contributing to the savings plan, as well as a potential revision to the fair value of the awards granted

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
to factor in the probability of employees withdrawing from such a plan. The company will apply amendments to IFRS 2 from January 1, 2009, but it is not expected to have any significant impact on the accounts of the company or group.
     AMENDMENTS TO IAS 1 PRESENTATION OF FINANCIAL STATEMENTS: A REVISED PRESENTATION (effective for annual periods beginning on or after January 1, 2009). The amendment to IAS 1 affects the presentation of owner change in equity and of comprehensive income. An entity will be required to present, in a statement of changes in equity, all owner changes in equity. All non-owner changes in equity (i.e., comprehensive income) are required to be presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). The standard does not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRSs. This revision is not applicable to the Company, as it already prepares its financial statements under IFRS.
     AMENDMENTS TO IAS 27 CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS (effective for annual periods beginning on or after July 1, 2009). This amendment relates in particular to acquisitions of subsidiaries achieved in stages and disposals of interests, with significant differences in the accounting treatment depending on whether control is gained or not, or a transaction simply results in a change in the percentage of the controlling interest. The amendment does not require the restatement of previous transactions. The amendment to IAS 27 must be adopted at the same time as IFRS 3 Revised. This revision is not applicable to the Company, as it already prepares its financial statements under IFRS.
     AMENDMENTS TO IAS 32 AND IAS 1 PUTTABLE FINANCIAL INSTRUMENTS AND OBLIGATIONS ARISING ON LIQUIDATION (effective for annual periods beginning on or after January 1, 2009). This amendment results in certain types of financial instrument that meet the definition of a liability, but represent the residual interest in the net assets of the entity, being classified as equity.
     The amendment requires entities to classify the following types of financial instruments as equity, provided they have particular features and meet specific conditions: (a) puttable financial instruments; and, (b) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. The company will apply amendments to IAS 32 from January 1, 2009, but it is not expected to have any significant impact on the accounts of the company or group.
     AMENDMENTS TO IFRS 1 AND IAS 27 COST OF AN INVESTMENT IN A SUBSIDIARY, JOINTLY CONTROLLED ENTITY OR ASSOCIATE (effective for annual periods beginning on or after January 1, 2009). This amendment allows a first-time adopter that, in its separate financial statements, elects to measure its investments in subsidiaries, jointly controlled entities or associates at cost to initially recognize these investments either at cost determined in accordance with IAS 27 or deemed cost (being either its fair value at the date of transition to IFRSs or its previous GAAP carrying amount at that date). The company will apply amendments to IFRS 1 and IAS 27 from January 1, 2009, but it is not expected to have any impact on the accounts of the company or group.
     AMENDMENT TO IAS 39 FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT: ELIGIBLE HEDGED ITEMS (effective for annual periods beginning on or after July 1, 2009). This amendment clarifies how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in the designation of a one-sided risk in a hedged item and inflation in a financial hedged item. The company will apply amendments to IAS 39 from January 1, 2010, but it is not expected to have any impact on the accounts of the company or group.
     IFRIC 13 CUSTOMER LOYALTY PROGRAMMES (effective for annual periods beginning on or after July 1, 2008). The Interpretation addresses accounting by entities that grant loyalty award credits (such as “points” or travel miles) to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services (“awards”) to customers who redeem award credits. The interpretation requires entities to allocate some of the proceeds of the initial sale to the award credits and recognize these proceeds as revenue only when they have fulfilled their obligations. They may fulfil their obligations by supplying awards themselves or engaging (and paying) a third party to do so. The company will apply IFRIC 13 from January 1, 2009, but it is not expected to have any impact on the accounts of the company or group.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     IFRIC 15 AGREEMENTS FOR THE CONSTRUCTION OF REAL ESTATE (effective for annual periods beginning on or after January 1, 2009). This interpretation clarifies the definition of a construction contract, the interaction between IAS 11 and IAS 18 and provides guidance on how to account for revenue when the agreement for the construction of real estate falls within the scope of IAS 18.
     For some entities, the interpretation may give rise to a shift from the recognition of revenue using the percentage of completion method to the recognition of revenue at a single time (e.g., at completion, upon or after delivery). Affected agreements will be mainly those accounted for in accordance with IAS 11 that do not meet the definition of a construction contract as interpreted by the IFRIC and do not result in a “continuous transfer” (i.e., agreements in which the entity transfers to the buyer control and the significant risks and rewards of ownership of the work in progress in its current state as construction progresses). The company will apply IFRIC 15 from January 1, 2009, but it is not expected to have any significant impact on the accounts of the company or group.
     IFRIC 16 HEDGES OF A NET INVESTMENT IN A FOREIGN OPERATION (effective for annual periods beginning on or after October 1, 2008). IFRIC 16 clarifies that: (a) the presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation; (b) the hedging instrument(s) may be held by any entity or entities within the group, other than the entity being hedged; (c) while IAS 39 Financial Instruments: Recognition and Measurement must be applied to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve in respect of the hedging instrument, IAS 21. The Effects of Changes in Foreign Exchange Rates must be applied in respect of the hedged item. IFRIC 16 applies prospectively from its effective date. The company will apply IFRIC 16 from January 1, 2009, but it is not expected to have any impact on the accounts of the company or group.
     IFRIC 17 DISTRIBUTIONS OF NON-CASH ASSETS TO OWNERS ESTATE (effective for annual periods beginning on or after July 1, 2009). Prior to this interpretation, IFRSs did not address how an entity should measure distributions of assets other than cash when it pays dividends. Dividends payable were sometimes recognized a the carrying amount of the assets to be distributed and sometimes at their fair value. The interpretation clarifies that: a dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity; that an entity should measure the dividend payable at the fair value of the net assets to be distributed; and, that an entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss. The interpretation also requires an entity to provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation. IFRIC 17 applies to pro rata distributions of non-cash assets except for common control transactions. It does not have to be applied retrospectively. The company will apply IFRIC 17 from January 1, 2010, but it is no expected to have any impact on the accounts other company or group.
     IFRS 8 OPERATING SEGMENTS ESTATE (effective for annual periods beginning on or after January 1, 2009). This standard requires an entity to adopt the “management approach” to reporting on the financial performance of its operating segments. Generally, the information to be reported would be what management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments. Such information may be different from what is used to prepare the income statement and balance sheet. The standard also requires explanations of the basis on which the segment information is prepared and reconciliations to the amounts recognized in the income statement and balance sheet. The company will apply IFRS 8 from January 1, 2009, but it is not expected to have any significant impact on the accounts of the company or group.
     IMPROVEMENTS TO IFRSs (effective for annual periods beginning on or after January 1, 2009). This amendment takes various forms, including the clarification of the requirements of IFRSs and the elimination of inconsistencies between standards. The most significant changes cover the following issues: the classification of assets and liabilities as held for sale where a non-controlling interest is retained; accounting by companies that routinely sells assets previously held for rental to others; accounting for loans given at a nil or below market rate of interest; the reversal of impairments against investments in associates accounted for using the equity method; the timing of expense recognition for costs incurred on advertising and other promotional activity; and accounting for properties in the course of construction. The company will apply improvements to IFRSs from January 1, 2009, but it is not expected to have any significant impact on the accounts of the company or group.
     REVISED IFRS 1 FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (effective for annual periods beginning on or after January 1, 2009). The revised version of IFRS 1 has an improved structure but does not contain any technical changes. This revision is not applicable to the company, as it already prepares its financial statements under IFRS.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     REVISED IFRS 3 BUSINESS COMBINATIONS (effective for annual periods beginning on or after July 1, 2009). The basic approach of the existing IFRS 3 to apply acquisition accounting in all cases and identify an acquirer is retained in this revised version of the standard. This includes much of the current guidance for the identification and recognition of intangible assets separately from goodwill. However, in some respects the revised standard may result in very significant changes, including: the requirement to write off all acquisition costs to profit or loss instead of including them in the cost of investment; the requirement to recognize an intangible asset even if it cannot be reliably measured; and, an option to gross up the balance sheet for goodwill attributable to minority interests (which are renamed “non-controlling interests”). The revised standard does not require the restatement of previous business combinations. Revised IFRS 3 must be adopted at the same time as the amendment to IAS 27. The company will apply revised IFRS 3 from January 1, 2009, but it is not expected to have any significant impact on the accounts of the company or group.
     The group has adopted the following standards which are effective for the first time this year. The impact is discussed below:
     IFRIC INTERPRETATION 11 IFRS 2 SHARE-BASED PAYMENT — GROUP AND TREASURY SHARE TRANSACTIONS (effective for annual periods beginning on or after March 1, 2007). This interpretation addresses the classification of a share-based payment transaction (as equity or cash-settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving accounts of the company or group. The company has applied IFRIC Interpretation 11 from January 1, 2008, but it has not had any impact on the accounts of the company or group.
     IFRIC INTERPRETATION 12 SERVICE CONCESSION ARRANGEMENTS (effective for annual periods beginning on or after January 1, 2008). This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession arrangements. The company has applied IFRIC Interpretation 12 from January 1, 2008, but it has not had any impact on the accounts of the company or group.
     IFRIC 14 AND IAS 19 THE LIMITS ON DEFINED ASSET, MINIMUM FUNDING REQUIREMENTS AND THEIR INTERACTION (for annual periods beginning on or after January 1, 2008). This interpretation clarifies when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS 19, how a minimum funding requirement might affect the availability of reductions in future contributions and when a funding requirement might give rise to a liability. The company has applied IFRIC Interpretation 14 from January 1, 2008, but it has not had any impact on the accounts of the company or group.
     AMENDMENTS TO IAS 39 AND IFRS 7: RECLASSIFICATION OF FINANCIAL INSTRUMENTS (effective July 1, 2008) AMENDMENTS TO IAS 39 AND IFRS 7: RECLASSIFICATION OF FINANCIAL INSTRUMENTS — EFFECTIVE DATE AND TRANSITION (effective July 1, 2008). This amendment permits an entity to reclassify non derivative financial assets (other than those designated at fair value through profit or loss by the entity upon initial recognition) out of the fair value through profit or loss category in particular circumstances. The amendment also permits an entity to transfer from the available-for-sale category to the loans an receivables category a financial asset that would have met the definition of loans and receivables (if the financial asset had not been designated as available-for-sale), if the entity has the intention and ability to hold that financial asset for the foreseeable future. The company has applied the amendment to IAS 39 and IFRS 7 from July 1, 2008, but it has not had any impact on the accounts of the company or group.
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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
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
INVESTMENT SUBSIDIARIES AND JOINT VENTURE: Are stated at cost less any provisions for impairment in the financial statements of the company. Dividends are accounted for when the company becomes entitled to receive them. On the disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.
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
FOREIGN CURRENCY TRANSLATION:
     Functional and presentation currency
     Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in US dollars, which is the group and the company’s functional and presentation currency.
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
PROPERTY, PLANT AND EQUIPMENT:
     Undeveloped properties
     Undeveloped properties upon which the group has not performed sufficient exploration work to determine whether significant mineralization exist are carried at original acquisition cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights has diminished below cost, an impairment is recorded.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
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
     Depreciation and amortization
     Long-lived assets include mining properties, such as freehold land, metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs. Depreciation and amortization are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated ore tonnes contained in proven and probable reserves, to reduce the cost to estimated residual values. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Total proven and probable reserves are used in the depreciation calculation. The remaining useful lives for Morila and Loulo are estimated at four and a minimum of 15 years respectively. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortization charges. Short-lived assets which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of between two to five years but limited to the remaining mine life. Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively.
     Impairment
     The carrying amount of the property, plant and equipment of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used based on the US long bond rates. An impairment is recognized in the income statement to the extent that the carrying amount exceeds the assets’ recoverable amount. The revised carrying amounts are amortized in line with group accounting policies. A previously recognized impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognized in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior years. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.
STRIPPING COSTS: All stripping costs incurred (costs incurred in removing overburden to expose the ore) during the production phase of a mine are treated as variable production costs and as a result are included in the cost of inventory produced during the period that the stripping costs are incurred.
INVENTORIES: Include ore stockpiles, gold in process and supplies and spares, and are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties. Net realizable value is determined with reference to current and future estimates of market prices. Morila uses a selective mining process and has a number of grade categories. Full grade ore is defined as ore above 1.4g/t and marginal ore is defined as ore between 1.0g/t and 1.4g/t. Mineralised waste is between 0.7g/t and 1.0g/t and waste being less than 0.7g/t. Full grade ore and marginal ore form part of the inventory. Under present market conditions the mineralised waste is classified as waste. All stockpile grades are currently being processed and all ore is expected to be fully processed. This does not

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
include high grade tailings at Morila, which are carried at zero value due to uncertainty as to whether they will be processed through the plant. For Loulo, Yalea material less than 0.7g/t is classified as mineralised waste and is not in inventory, while material less than 0.5g/t from Gara is regarded as mineralised waste and is not in inventory. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimised based on the known mineral reserves, current plant capacity and mine design. Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items. Consumable stock for which the group has substantially all the risks and rewards of ownership are brought on to the balance sheet.
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
DERIVATIVES:
     The group uses derivative financial instruments such as gold forward contracts to manage the risks associated with commodity prices. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re- measured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedges). The fair value of derivative financial instruments that are traded on an active market is based on quoted market prices at the balance sheet date. The fair value of financial instruments not traded on an active market is determined using appropriate valuation techniques. At the inception of the transaction, the group documents the relationship between hedge instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items. Refer to Note 21 for treatment of the group’s gold contracts.
     Cash flow hedge
     The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.
     The fair values of derivative instruments used for hedging purposes are disclosed in Note 20. Movements on the hedging reserve in shareholders’ equity are shown in Note 20. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.
RECEIVABLES: Are recognized initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, receivables are measured at amortized cost using the effective interest method, less for provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
indicators that the trade receivable may be impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.
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
AVAILABLE-FOR-SALE FINANCIAL ASSETS: Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available-for-sale financial assets are designated on acquisition. They are normally included in current assets and are carried at fair value, however current market conditions resulted in management’s decision to reclassify these as non current in order to more accurately reflect their nature. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is recognized in the income statement as part of finance costs.
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
CURRENT TAX: Current tax is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted by the balance sheet date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.
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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
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
SHARE CAPITAL: Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.
EMPLOYEE BENEFITS:
     Retirement funding obligations
     The Group has defined contribution plans. A defined contribution plan is a retirement funding (Provident) plan under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. For defined contribution plans, the group pays contributions to publicly or privately administered provident funds on a mandatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.
     Termination benefits
     Termination benefits are payable when employment is terminated involuntarily, and at the Company’s discretion, before the normal retirement date, for example when employees are dismissed for economic or medical reasons or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.
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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
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
•	Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a pre-feasibility study, after which the expenditure is capitalized as a mine development cost. A ‘‘pre-feasibility study’’ consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The pre-feasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the group will obtain future economic benefit from the expenditures.

•	Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed until such time as the directors have sufficient information to determine that future economic benefits are probable. The information required by directors is typically a final feasibility study, however, a prefeasibility study may be deemed to be sufficient where the additional work required to prepare a final feasibility study is not significant.

•	Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a pre-feasibility study. This economic evaluation is distinguished from a pre-feasibility study in that some of the information that would normally be determined in a pre-feasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that it more likely than not the group will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are also capitalized. These costs are capitalized within development costs.
DIVIDEND DISTRIBUTION: Dividend distribution to the company’s shareholders is recognized as a liability in the group’s financial statements in the period in which the dividends are approved by the board of directors and declared to shareholders.
EARNINGS PER SHARE: Is computed by dividing net income by the weighted average number of ordinary shares in issue during the year.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DILUTED EARNINGS PER SHARE: Is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.
3. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
     Some of the accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources. Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:
     Future rehabilitation obligations
     The net present value of current rehabilitation estimates have been discounted to their present value at 3.5% per annum (2007: 4%), for Morila, being an estimate of the prevailing interest rates. A 3.5% (2007: 4%) discount rate was used for Loulo. Expenditure is expected to be incurred at the end of the respective mine lives. For further information, including the carrying amounts of the liabilities, refer to Note 14. A 1% change in the discount rate on the group’s rehabilitation estimates would result in a US$1.5 million (2007: US$1.2 million) impact on the provision for environmental rehabilitation.
     Gold price assumptions
     The following gold prices were used in the mineral reserves optimization calculations:

	2008		2007
Morila	US$	650	US$	525
Loulo: Open pit	US$	650	US$	550
Loulo: Underground	US$	650	US$	550
Tongon	US$	650	US$	525
     Changes in the gold price could result in an increase in the mineral reserve optimization calculations. Mine modeling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions.
     Determination of ore reserves
     The group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the JORC code). Reserves determined in this way are used in the calculation of depreciation, amortisation and impairment charges, as well as the assessment of the carrying value of mining assets. There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.
     Uncertainties relating to transactions with a contractor
     As explained in note 25 to the financial statements, there are uncertainties relating to the value of the securities held in respect of advances to a contractor and also a claim relating to the Loulo development. The amounts reflected in the financial statements reflect the directors’ best estimate of the amount that will be recovered in respect of the advances and the outcome of the dispute relating to the cost of the development.
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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     Derivative valuation
     The company uses valuations obtained from banks for the mark-to-market estimation of the Loulo hedge book. The banks use the following key inputs in the valuations:

	Dec. 31, 2008		Dec. 31, 2007
LIBOR rates		3.92 – 1.83%		5.36 – 4.70%
Spot gold prices	US$	865.00	US$	836.60
Gold lease rates		0.23 – 1.11%		0.12 – 0.26%
     Share-based payments
     Refer to note 18 for the key assumptions used in determining the value of share-based payments. Areas of judgment made in applying specific accounting policies that have the most significant effect on the amounts recognized in the financial statements are:
     Exploration and evaluation expenditure
     The group has to apply judgment in determining whether exploration and evaluation expenditure should be capitalized or expensed. Management exercises this judgment based on the results of economic evaluations, pre-feasibility of feasibility studies. Costs are capitalized where those studies conclude that more likely than not the group will obtain future economic benefit from the expenditures.
     Depreciation
     There are several methods for calculating depreciation, i.e. the straight line method, the production method using ounces produced and the production method using tons milled. The directors believe that the tons milled method is the best indication of plant and infrastructure usage.
     Classification and valuation methodology of auction rate securities (“ARS”)
     The group has applied judgment in the classification of the ARS. These financial assets consist of auction rate securities with a par value of US$49 million and a carrying value of US$38.6 million. The trading market for these instruments has become substantially illiquid as a result of unusual conditions in the credit markets. The company continues to receive interest payable on these securities. As these investments have been illiquid for more than twelve months and there is no certainty that they will become liquid within the next twelve months, the assets have been reclassified into the non-current section of available-for-sale financial assets to more accurately reflect their nature. Management estimates the fair value of these investments at each reporting period. Management applies a mark to model in their valuation methods and the model is based upon “observable market inputs”. This method relies upon inputs from the ratings agencies in respect of the underlying collateral, including credit ratings, likelihood of default and recoverability in the event of default. Management considers the primary indication of the carrying value of the ARS to be the credit rating and the continued receipt of interest. Where the underlying investments have been down-graded below investment grade, this is deemed to be an indication of impairment.
     Carrying values of property, plant and equipment
     The group assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of “value in use” (being the net present value of expected future cash flows of the relevant cash generating unit) and “fair value less cost to sell”. The estimates used for impairment reviews are based on detailed mine plans and operating plans. Future cash flows are based on estimates of: the quantities of the reserves and mineral resources for which there is a high degree of confidence in economic extraction; future production levels; future commodity prices; future cash cost of production, capital expenditure, close down, restoration and environmental clean up; and future gold prices (a US$800 gold price was used for the current year’s impairment calculations).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
4. INCOME AND MINING TAXES

		Dec. 31,	Dec. 31,	Dec. 31,
US$000	Note	2008	2007	2006
Current taxation		22,395	19,454	22,671
Deferred taxation	11	2,169	1,819	426

		24,564	21,273	23,097
The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s Malian operations
Profit before tax		71,584	66,901	73,973

Tax calculated at tax rate of 35%		25,054	23,415	25,891
Reconciling items
Income taxed at 0%		(10,107)	(3,418)	(3,290)
Expenses deductible at 0%		18,629	11,201	8,426
Mali tax holiday permanent differences		(8,976)	(10,981)	(9,125)
Capital allowances not deductible		2,169	1,819	—
Other permanent differences		(2,205)	(763)	1,195

Taxation charge		24,564	21,273	23,097

     The company is not subject to income tax in Jersey. Somilo SA benefits from a five year tax holiday in Mali. The tax holiday commenced on November 8, 2005. The benefit of the tax holiday to the group was to increase its net profit by US$9 million (2007: US$11 million). Accordingly, had the group not benefited from the tax holiday in Mali, earnings per share would have been reduced by US$0.12 and US$0.16 for the years ended December 31, 2008 and 2007 respectively. Under Malian tax law, income tax is based on the greater of 35% of taxable income or 0.75% of gross revenue. The Morila and Loulo operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2008 and 2007 respectively, for deduction against future mining income.
5. SHARE CAPITAL AND PREMIUM
     The total authorized number of ordinary shares is 100 million (2007: 80 million) of 5 US cents. All issued shares are fully paid. The total number of issued shares at December 31, 2008 (2007: 76,140,330). Please refer to the statement of changes in equity for more detail on the number of ordinary shares, share capital, as well as share premium. Share options and restrict directors and to selected employees. Please refer to Note 18 for more detail on share options.
6. EARNINGS AND DIVIDENDS PER SHARE

	FOR THE YEAR ENDED DECEMBER 31, 2008
	Income		Per share
	(numerator)	Shares	Amount
	US$000	(denominator)	US$
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2008	—	76,140,330	—
Weighted number of shares issued	—	159,786	—
Income available to shareholders	41,569	76,300,116	0.54
EFFECT OF DILUTIVE SECURITIES
Weighted stock options issues to employees	—	1,240,082	—
Diluted earnings per share	41,569	77,540,198	0.54

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	FOR THE YEAR ENDED DECEMBER 31, 2007
Shares outstanding January 1, 2007	—	68,763,561	—
Weighted number of shares issued	—	825,422	—
Income available to shareholders	42,041	69,588,983	0.60
EFFECT OF DILUTIVE SECURITIES
Weighted stock options issues to employees	—	682,932	—
Diluted earnings per share	42,041	70,271,915	0.60

	FOR THE YEAR ENDED DECEMBER 31, 2006
Shares outstanding January 1, 2006	—	68,072,864	—
Weighted number of shares issued	—	318,928	—
Income available to shareholders	47,564	68,391,792	0.70
EFFECT OF DILUTIVE SECURITIES
Weighted stock options issues to employees	—	939,243	—
Diluted earnings per share	47,564	69,331,035	0.69
Refer to note 18 for details on share options issued to employees. US$9.2 million (US$0.12 per share) was paid as dividends in 2008 (2007: US$6.9 million). On February 2, 2009, the board of directors approved an annual dividend of US$0.13 per share which resulted in an aggregate dividend payment of US$9.9 million and was paid in March 2009.
7. RECEIVABLES

US$000	Notes	Dec. 31, 2008	Dec. 31, 2007
Trade		9,559	25,405
Advances to contractors	7.1	12,064	12,064
Taxation debtor	7.2	9,858	19,911
Prepayments and other receivables		26,557	8,683

		58,038	66,063
Impairment provision		(1,136)	(1,136)

Total		56,902	64,927
Less: current portion		(47,499)	(42,104)

Long term portion		9,403	22,823

7.1	Advances to contractors comprise advances made to a contractor at Loulo, MDM Ferroman (Pty) Ltd (in liquidation) (“MDM”). MDM was the contractor responsible for construction of the Loulo mine until the main construction contract was taken back on December 30, 2005. Significant uncertainties exist relating to the recoverability of these advances. More detail is given in note 23 to the financial statements.

7.2	The taxation debtor relates to indirect taxes owing to the group by the State of Mali.

US$000	Dec. 31, 2008	Dec. 31, 2007
The fair values of trade and other receivables are as follows:
Trade	9,559	25,405
Advances to contractors	12,064	12,064
Taxation debtor	8,722	18,775
Prepayments	26,557	8,683

	56,902	64,927

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     Movements on the provision for impairment and present valuing of trade receivables are as follows:

	Dec. 31, 2008	Dec. 31, 2007
AT JANUARY 1,	1,136	3,183
Unused amounts reversed	—	(2,047)

AT DECEMBER 31,	1,136	1,136
     The creation and release of provision for impaired receivables have been included in mining and processing costs in the income statement. The unwinding of the discount is included in finance costs in the income statement.
     The other classes within trade and other receivables do not contain impaired assets.
     The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The Group does not hold any collateral as security. Refer to note 20 for further information on the concentration of credit risk.
     US$12.5 million (2007: US$9.2 million) of advances to contractors and the taxation debtor falls due within 12 months, while the balance is expected to be received thereafter. All other receivable balances are due within 30 days.
8. INVENTORIES AND ORE STOCKPILES

US$000	Dec. 31, 2008	Dec. 31, 2007
Consumable stores	38,621	31,993
Short term portion of ore stockpiles	40,140	21,383
Gold in process	3,020	4,034

Total current asset inventories and ore stockpiles	81,781	57,410
Long term portion of ore stockpiles	48,831	43,190

Total inventories and ore stockpiles	130,612	100,600

Ore stockpiles have been split between long and short term based on current life of mine plan estimates.
9. PROPERTY, PLANT AND EQUIPMENT

US$000	Dec. 31, 2008	Dec. 31, 2007
Mine properties, mine development costs and mine plant facilities and equipment
Cost
At the beginning of year	347,422	297,839
Additions	87,575	49,583

	434,997	347,422

Accumulated depreciation and amortization
At the beginning of the year	77,526	56,539
Charge for the year	21,333	20,987

	98,859	77,526

NET BOOK VALUE	336,138	269,876

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Long-lived assets
     Included in property, plant and equipment are long-lived assets which are amortized over the life of the mine and comprise the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was US$320.7 million as at December 31, 2008 (2007: US$254.1 million). Additions include US$22.7 million in respect of the mine development at Tongon, at cost. This is not yet depreciated as the mine is currently in the construction phase. These balances are currently held in the company.
Short-lived assets
     Included in property, plant and equipment are short-lived assets which are amortized over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was US$7.3 million as at December 31, 2008 (2007: US$7.2 million).
Undeveloped property
     Included in property, plant and equipment are undeveloped property costs of US$8.1 million (2007: US$8.6 million).
     Refer to note 15 for assets collateralized and under finance lease. No borrowing costs were capitalized as part of additions during the year (2007: US$0 million).
     Refer to the property, plant and equipment accounting policy note on pages F-12 and F-13 for details of each asset category’s useful economic life.
10. JOINT VENTURE
     The Group’s interest in the Morila Joint Venture was as follows:

US$000	Dec. 31, 2008	Dec. 31, 2007
Non-current assets	79,156	84,434
Current assets	59,020	42,982
Total assets	138,176	127,416
Non-current liabilities	8,504	8,194
Current liabilities	16,712	12,714
Total liabilities	25,216	20,908
     Refer to Note 19 for disclosure of the income and expenses of the Morila joint venture.
     Refer to page 58 of the Company’s Annual Report on Form 20-F for details of the group structure, as well as information on the country of incorporation, proportion of ownership interest and voting power held for each of the subsidiaries and joint ventures. During the year, all transactions and balances relating to Loulo and Morila were transferred from Randgold Resources Limited to Randgold Resources (Somilo) Ltd and Mining Investment Jersey Ltd respectively in order to reflect the transaction flow more accurately.
11. DEFERRED TAXATION

US$000	Note	Dec. 31, 2008	Dec. 31, 2007
Deferred tax is calculated on temporary differences under the liability method using a tax rate of 35% (2006: 35%).
The movement on deferred taxation is as follows:
At the beginning of the year		(712)	(2,531)
Income statement charge	4	2,169	1,819

At the end of the year		1,457	(712)

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

US$000	Note	Dec. 31, 2008	Dec. 31, 2007
Deferred taxation assets and liabilities comprise the following:
Decelerated tax depreciation		3,016	1,451

Deferred taxation liability		3,016	1,451

Deferred stripping		(1,559)	(2,163)

Deferred taxation asset		(1,559)	(2,163)

Net deferred taxation asset		1,457	(712)

     Temporary differences which are expected to be realized during the Loulo tax holiday are recognized at 0%.
12. AVAILABLE-FOR-SALE FINANCIAL ASSETS

US$000	Dec. 31, 2008	Dec. 31, 2007
BEGINNING OF YEAR	48,950	—
Acquisition of asset backed securities	—	48,950
Impairment of asset backed securities	(10,350)	—

END OF YEAR	38,600	48,950

There were no impairment provisions on available-for-sale financial assets in 2007.

Available-for-sale financial assets include the following:

Investments in US asset backed securities	38,600	48,950
     This relates to the company’s portfolio of auction rate securities (ARS), consisting of collaterized debt obligations (“CDOs”) (A-2 second priority tranches) with a par value of US$43 million and collaterized loan notes (“CLNs) with a par value of US$5.9 million. The ARS investments carry interest at rates varying between one month LIBOR plus 55 basis points and 1 month LIBOR plus 125 basis points. The trading market for these instruments has become substantially illiquid as a result of current conditions in the markets. The company continues to receive interest on the auction rate securities. The underlying collateral for the instruments consists primarily of residential mortgages, commercial and industrial bank loans. The average final maturity date of the CDOs is 2039 and the CLNs 2017. The average expected repayment period of the underlying collateral is 5 to 7 years. Proceeds from the repayment of the underlying collateral are used to redeem outstanding portions of the notes. The expected repayment periods of underlying collateral relating to the tranches Randgold Resources is invested in are two years and longer. The company assesses the recoverability of the ARS investments whenever events or circumstances indicate that the carrying amount may not be fully recoverable, and a fair value calculation is performed at each reporting period. Downgrading of an ARS investment to below investment grade would be considered an indication of impairment. In the absence of observable market transactions for these assets or comparable assets with common characteristics, the company has applied a mark to model valuation methodology. The mark to model methodology is based on observable market data. The key inputs to the model are primarily obtained from reports produced by credit rating agencies and comprise:
•	Credit ratings of the underlying collateral.

•	Average maturity of the underlying collateral.

•	Default ratios, which are prepared by the credit rating agencies on the basis of historical default data. The key inputs used by the company to determine the appropriate default ratio to apply are the average maturity and credit ratings of the underlying collateral.

•	Recovery ratios applied in the event of default of the underlying collateral.
     The assumptions in respect of the key inputs comprise a significant volume of data, the interaction of the different inputs is also complex and therefore detailed quantitative disclosure has not been given, as it would not give the user the necessary sense of the potential variability of fair value estimates. An assessment of the reasonably possible variability in the fair value of the auction rate securities is provided in Note 20 under “concentration of credit risk”.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

US$000	Dec. 31, 2008	Dec. 31, 2007
Trade payables	13,405	19,635
Payroll and other compensation	4,951	4,540
Accruals	29,754	39,155

	48,110	63,330

14. PROVISION FOR ENVIRONMENTAL REHABILITATION

US$000	Dec. 31, 2008	Dec. 31, 2007
Opening balance	11,074	8,842
Unwinding of discount	443	554
Changes in estimates	2,537	1,678

	14,054	11,074

     As at December 31, 2008, US$9.7 million of the provision relates to Loulo (December 31, 2007: US$6.6 million) which is based on estimates provided by environmental consultants in connection with the Loulo feasibility study. The remaining US$4.4 million relates to Morila (December 31, 2007: US$4.5 million). The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 3.5% (2007: 4%) per annum for Morila, being an estimate derived from the risk free rate. A 3.5% (2007: 4%) discount rate was used for Loulo. Limited environmental rehabilitation regulations currently exist in Mali to govern the mines, so the directors have based the provisions for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the group’s estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its properties. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate. Current Life of Mine plans envisage the expected outflow to occur at the end of the Life of Mine, which is 2013 for Morila and 2024 for Loulo.
15. BORROWINGS

US$000	Note	Dec. 31, 2008	Dec. 31, 2007
Morila power plant finance lease	15.1	1,792	2,702
Morila oxygen plant finance lease	15.2	370	546
Loulo CAT finance lease	15.3	600	3,172

		2,762	6,420

Less: current portion		(1,478)	(3,647)

		1,284	2,773

     All loans are secured and have variable interest rates, except for the Loulo CAT finance lease which has a fixed rate.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
15.1 Morila power plant finance lease
     The Morila power plant finance lease relates to five generators leased from Rolls-Royce for Morila. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate of interest which as at December 31, 2008 was approximately 33% (2007: 23%) per annum. The lease is collateralized by plant and equipment, the net book value of which at December 31, 2008 amounted to US$1.8 million (2007: US$3.6 million). Average annual lease payments of US$1.5 million are payable in installments over the term of the lease. The company has guaranteed the repayment of this lease.
15.2 Morila oxygen plant finance loan
     The Morila oxygen plant finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which as at December 31, 2008 was approximately 3.09% (2007: 3.09%) per annum. The lease is collateralized by the production units, the net book value of which at December 31, 2008 amounted to US$0.4 million (2007: US$0.5 million).
15.3 Loulo CAT finance lease
     The Euro denominated Caterpillar finance facility relates to 15 3512B HD generator sets and ancillary equipment purchased from JA Delmas and financed by a loan from Caterpillar Finance for Loulo. The lease is payable quarterly over 42 months commencing on August 1, 2005, and bears interest at a fixed rate of 6.03% (2007: 6.03%) per annum. The group together with Randgold Resources (Somilo) Limited jointly guaranteed the repayment of this lease. The average lease payments of US$0.5 million are payable in installments over the term of the lease.
     The exposure of the group’s borrowings to interest rate changes at the balance sheet dates are as follows:

US $000	2008	2007
0 - 12 months	879	1,086
1 -5 years	1,283	2,162

	2,162	3,248

     The carrying amounts and fair value of the non-current borrowings are as follows:

US $000	Carrying amount		Fair value
	2008	2007	2008	2007
Finance leases	1,284	2,773	1,284	2,773

	1,284	2,773	1,284	2,773
     The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair values are based on cash flows discounted using a rate based on the borrowing rate.
     The carrying amounts of the group’s borrowings are denominated in the following currencies:

US $000	2008	2007
US Dollar	2,162	3,248
Euro	600	3,172

	2,762	6,420

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	2008	2007
The group has the following undrawn borrowing facilities:
Floating rate:
- Expiring within one year	12,000	—
- Expiring beyond one year	48,000	60,000

	60,000	60,000
     Maturities

US$000	Dec. 31, 2008	Dec. 31, 2007
The borrowings mature over the following periods:
Not later than 1 year	1,478	3,647
Later than 1 year and not later than 5 years	1,284	2,773
Later than 5 years	—	—

	2,762	6,420

     Finance lease liabilities – minimum lease payments

US$000	Dec. 31, 2008	Dec. 31, 2007
Balance of leases outstanding	3,683	8,070
Future finance charges on leases	(921)	(1,650)

Present value of finance lease liabilities	2,762	6,420

     At the date of origination, there was no material fair value attributable to the guarantees issued by the group on behalf of group entities to third parties. Had the value been recognized, the depreciated carrying amount would have been insignificant.
16. LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES

US$000	Dec. 31, 2008	Dec. 31, 2007
SOMILO
Government of Mali – principal amount	671	685
Deferred interest	2,361	2,411

Loans	3,032	3,096

MINORITY INTEREST IN ACCUMULATED PROFITS	13,745	8,294

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
17. FINANCIAL LIABILITIES – FORWARD GOLD SALES

US$000	Dec. 31, 2008	Dec. 31, 2007
Forward gold sales	53,137	85,625
Less: current portion	(37,388)	(33,672)

Non-current portion	15,749	51,953

     The financial liabilities relate to the Loulo forward gold sales all of which qualify for hedge accounting. These derivative instruments are further detailed in note 21.
18. EMPLOYMENT COSTS
     The group contributes to several defined contribution provident funds. The provident funds are funded on the “money accumulative basis” with the members and company having been fixed in the constitutions of the funds. All the group’s employees, other than those directly employed by West African subsidiary companies, are entitled to be covered by the abovementioned retirement benefit plans. Retirement benefits for employees employed by West African subsidiary companies are provided by the state social security system to which the company and employees contribute a fixed percentage of payroll costs each month.
     Total employee benefit cost was as follows:

US$000	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Short term benefits	7,747	4,187	3,235
Pension contributions	374	174	237
Share based payments	6,471	2,847	2,369

Total	14,592	7,208	5,841

     Share-based payments
     The fair value of employee services received as consideration for equity instruments (equity settled) of the company is calculated using the Black-Scholes option pricing model. The key assumptions used in this model for options granted during the year were as follows:

US$000	Note	Dec. 31, 2008		Dec. 31, 2007
Expected life		3 years		3 years
Volatility	18.1		41.63%		30.06%
Risk free interest rate			2.69%		4.34%
Dividend yield			0%		0%
Weighted average share price on grant and valuation date	18.2	US$	45.27	US$	22.19
Weighted average exercise price	18.3	US$	45.27	US$	22.19

18.1	Volatility is based on the three year historical volatility of the company’s shares on each grant date.

18.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

18.3	The weighted average exercise price is calculated taking into account the exercise price on each grant date. The following table provides details on share options, including the number and weighted average exercise price of share options outstanding at the beginning and end of each period, options granted, exercised and lapsed during the period.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     Share Option Scheme

			Average		Average
	Available	Granted	US$ Price	Exercised	US$ Price	Total
BALANCE AT DECEMBER 31, 2006	1,861,345	1,634,847	—	7,584,370	—	11,080,562
Adjustment to balance following increase in share capital		1,106,206	—	—	—	—
Shares exercised during the period	—	(545,667)	—	545,667	25.41	—
Shares granted during the period	(1,521,000)	1,521, 000	22.19	—	—	—
Shares lapsed during the period	73,666	(73,666)	12.08	—	—	—
BALANCE AT DECEMBER 31, 2007	1,520,217	2,536,514,8	—	8,130,037	—	12,186,768
Adjustment to balance following increase in share capital		53,717	—	—	—	—
Adjustment in terms of paragraph 3.2 of the Share Option Scheme*	1,624,578	—	—	(1,624,578)	—	—
Shares exercised during the period	—	(341,400)	—	341,400	43.81	—
Shares granted during the period	(489,000)	489,000	36.43	—	—	—
Shares lapsed during the period	17,944	(17,944)	8.83	—	—	—
BALANCE AT DECEMBER 31, 2008	2,727,456	2,666,170	—	6,846,859	—	12,240,485

*	The Randgold Resources Share Option Scheme is not constrained by a fixed time period. The aggregate number of shares that may be determined for the Option Scheme includes all options that have been exercised or are the subject of either terminated or expired options after a 10-year period.
18.4
The exercise of the options issued in 2008 is subject to a satisfactory performance level being achieved during the 12 month period prior to the exercise date of each tranche of options. The minimum performance level to be achieved is defined as level 3 in the company’s performance management system. It is expected that most employees who were rewarded share options would achieve a level 3 performance.

     The table below summarizes the information about the options outstanding:

		OUTSTANDING OPTIONS
		Weighted Average
	Number	Contractual Life (in	Weighted Average
	of Shares	years)	Exercise Price (US$)
Range of Exercise Price (US$)
AT DECEMBER 31, 2008
1.25 – 2.13	56,112	2.25	1.90
2.50 – 3.50	15,302	3.50	3.22
5.00 – 8.25	116,556	—	—
8.05 – 8.05	237,300	5.60	8.05
12.78 – 16.15	111,000	6.62	14.36
22.50 – 22.50	147,000	7.92	22.50
22.19 – 22.19	1,494,000	8.64	22.19
26.26 – 46.34	489,000	9.47	42.08

	2,666,270	7.86	22.77

AT DECEMBER 31, 2007
1.25 – 2.13	89,456	3.08	1.81
2.50 – 3.50	23,302	2.31	3.23
5.00 – 8.25	116,556	—	—
8.05 – 8.05	443,300	6.59	8.05
12.78 – 16.15	172,000	7.61	14.31
22.50 – 22.50	192,000	8.92	22.50

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

		OUTSTANDING OPTIONS
		Weighted Average
	Number	Contractual Life (in	Weighted Average
	of Shares	years)	Exercise Price (US$)
22.19 – 22.19	1,500,000	9.64	22.19
26.26 – 46.34	—	—	—

	2,536,614	8.17	17.30

     The table below summarizes the information about the RRSO options that are exercisable as at December 31, 2008 and 2007:

	OUTSTANDING OPTIONS
		Weighted Average
		Exercise Average
	Number of Shares	(US$)
Range of Exercise Price (US$)
AT DECEMBER 31, 2008
1.25 – 2.13	56,112	1.90
2.50 – 3.50	23,302	3.19
5.00 – 8.25	116,556	8.25
8.05 – 16.15	262,300	8.67
22.50 – 22.50	19,000	22.50

	447,270	8.00

AT DECEMBER 31, 2007
1.25 – 2.13	89,456	1.81
2.50 – 3.50	23,302	3.23
5.00 – 8.25	116,556	8.25
8.05 – 16.15	111,966	9.93
22.50 – 22.50	—	—

	341,280	6.77

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
19. SEGMENT INFORMATION
Based on risks and returns the directors consider that the primary reporting format is by business segment. The group’s mining and exploration activities, which are included in the corporate and exploration segment, are conducted in West and East Africa. An analysis of the group’s business segments, is set out below. Tongon has not been split out separately during the current year, as the project is currently in the construction phase and all expenditure is capital in nature. Capital expenditure related to Tongon amounts to US$ 22.7 million and this has been included in the corporate and exploration column.

	Group’s
	40% share		Corporate
	of Morila	Loulo	and	Intercompany
US$000	Mine	Mine	Exploration	eliminations	Total
YEAR ENDED DECEMBER 31, 2008
PROFIT AND LOSS
Gold sales on spot	148,236	225,874	—	—	374,110
Loss on matured hedges	—	(35,538)	—	—	(35,538)
Non-cash loss on roll forward of hedges	—	—	—	—	—
Total revenue	148,236	190,336	—	—	338,572
Mining and processing costs excluding depreciation	(58,785)	(119,402)	—	—	(178,187)
Depreciation and amortization	(5,359)	(15,974)	—	—	(21,333)
Mining and processing costs	(64,144)	(135,376)	—	—	(199,520)
Transport and refining costs	(297)	(1,756)	—	—	(2,053)
Royalties	(9,072)	(10,658)	—	—	(19,730)
Exploration and corporate expenditure	(53)	(3,501)	(41,609)	—	(45,163)
Other (expenses)/income	(3,346)	(4,011)	11,188	—	3,831
Finance costs	(1,380)	(9,492)	(1,267)	8,801	(3,338)
Finance income	96	104	17,936	(8,801)	9,335
Profit before income tax	70,040	25,646	(24,102)	—	71,584
Provision for financial assets	—	—	(10,350)		(10,350)
Income tax expense	(23,188)	(1,284)	(92)	—	(24,564)

Net profit	46,852	24,362	(24,194)	—	47,020

Capital expenditure	(1,100)	(59,415)	(24,523)	—	(85,038)

Total assets	138,176	365,966	317,300	—	821,442

Total external liabilities	(25,216)	(98,836)	(6,217)	—	(130,269)

Dividends (paid)/received	(40,400)	—	40,400	—	—

Net cash flows generated by/(utilized in) operations	58,530	34,599	(35,628)	—	57,501

Net cash flows utilized in investing activities	(1,100)	(59,415)	(24,523)	—	(85,038)

Net cash (utilized in)/generated from financing activities	(1,014)	(2,707)	(5,294)	—	(9,015)

Net (decrease)/increase in cash and cash equivalents	56,416	(27,523)	(65,445)	—	(36,552)

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Group’s
	40% share
	of Morila	Loulo	Corporate and	Intercompany
US$000	Mine	Mine	Exploration	eliminations	Total
YEAR ENDED DECEMBER 31, 2007
PROFIT AND LOSS
Gold sales on spot	127,687	185,734	—	—	313,421
Loss on matured hedges	—	(23,580)	—	—	(23,580)
Non-cash loss on roll forward of hedges	—	(7,036)	—	—	(7,036)
Total revenue	127,687	155,118	—	—	282,805

Mining and processing costs excluding depreciation	(50,536)	(87,880)	—	—	(138,416)
Depreciation and amortization	(5,428)	(15,559)	—	—	(20,987)

Mining and processing costs	(55,964)	(103,439)	—	—	(159,403)
Transport and refining costs	(277)	(1,318)	—	—	(1,595)
Royalties	(8,949)	(9,358)	—	—	(18,307)
Exploration and corporate expenditure	(832)	(4,184)	(30,904)	—	(35,920)
Other (expenses)/income	(2,688)	(7,322)	5,969	—	(4,041)
Finance costs	(1,357)	(12,900)	—	8,452	(5,805)
Finance income	147	151	17,321	(8,452)	9,167
Profit before income tax	57,767	16,748	(7,614)	—	66,901
Income tax expense	(20,725)	(548)	—	—	(21,273)

Net profit	37,042	16,200	(7,614)	—	45,628
Capital expenditure	(678)	(47,227)	—	—	(47,905)

Total assets	132,442	308,224	340,053	—	780,719

Total external liabilities	(26,863)	(132,637)	(11,030)	—	(170,530)

Dividends (paid)/received	(29,000)	—	29,000	—	—

Net cash flows generated by/(utilized in) operations	24,109	42,025	(3,901)	—	62,233

Net cash flows utilized in investing activities	(678)	(47,227)	(48,950)	—	(96,855)

Net cash (utilized in)/generated from financing activities	(1,297)	(42,443)	229,189	—	185,449

Net (decrease)/increase in cash and cash equivalents	22,134	(47,645)	176,338	—	150,827

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Group’s
	40% share		Corporate
	of Morila	Loulo	and	Intercompany
US$000	Mine	Mine	Exploration	eliminations	Total
YEAR ENDED DECEMBER 31, 2006
PROFIT AND LOSS
Total revenue	125,951	132,353	—	—	258,304
Mining and processing costs excluding depreciation	(44,264)	(70,586)	—	—	(114,850)

Depreciation and amortization	(6,233)	(16,611)	—	—	(22,844)
Mining and processing costs	(50,497)	(87,197)	—	—	(137,694)

Transport and refining costs	(244)	(467)	—	—	(711)
Royalties	(8,802)	(8,177)	—	—	(16,979)
Exploration and corporate expenditure	(2,643)	(2,886)	(23,276)	—	(28,805)
Other (expenses)/income	(68)	(4,042)	2,409	—	(1,701)
Finance costs	(1,258)	(4,567)	—	—	(5,825)
Finance income	137	256	6,991	—	7,384
Profit before income tax	62,576	25,273	(13,876)	—	73,973
Income tax expense	(23,025)	27	(99)	—	(23,097)
Net profit	39,551	25,300	(13,975)	—	50,876
Capital expenditure	(1,160)	(60,245)	(103)	—	(61,508)

Total assets	117,470	258,557	136,137	—	512,164
Total external liabilities	19,084	146,228	3,309	—	168,621

Dividends (paid)/received	(30,400)	—	30,400	—	—

Net cash flows generated by/(utilized in) operations	32,900	48,482	(10,972)	—	70,410

Net cash flows utilized in investing activities	(1,160)	(60,140)	(103)	—	(61,403)
Net cash (utilized in)/generated from financing activities	(1,130)	(20,626)	3,653	—	(18,103)
Net (decrease)/increase in cash and cash equivalents	30,610	(32,284)	(7,422)	—	(9,096)

20. FINANCIAL RISK MANAGEMENT
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
Controlling risk in the group
     The treasury committee is responsible for risk management activities within the group. The treasury committee reviews and recommends to the board all treasury counterparts, limits, instruments and hedge strategies. At least two members of the treasury committee need to be present for a decision to be made. The treasury committee is only permitted to invest with institutions with investment ratings of AA- or higher. The treasurer is responsible for managing investment, gold price, currency, liquidity and credit risk. The treasury function monitors adherence to treasury risk management policy and counterpart limits and provides regular reports.
     The financial risk management objectives of the group are defined as follows:
•	Safeguarding the group core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk and interest rate risk.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
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
Foreign currency and commodity price risk
     In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro, South African Rand and Communauté Financière Africaine Franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates.
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
     These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. At year end, the volume of outstanding forward sale contracts was 126,744 ounces. Also refer to the sensitivity analysis performed on the valuation of the financial liabilities in Note 21. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

US$000	Dec. 31, 2008	Dec. 31, 2007
Level of exposure of foreign currency risk
Carrying value of foreign currency balances

Cash and cash equivalents includes balances denominated in:

• Communauté Financiére Africaine franc (CFA)	(2,609)	1,209
• Euro (EUR)	11,556	27,330
• South African Rand (ZAR)	8,830	305
• Pound Sterling (GBP)	335	5,586

Account receivable and prepayments include balances denominated in:

• Communauté Financiére Africaine franc (CFA)	24,151	34,943
• Euro (EUR)	571	681
• South African Rand (ZAR)	377	186
• Pound Sterling (GBP)	1,302	2,847

Accounts payable includes balances denominated in:

• Communauté Financiére Africaine franc (CFA)	(25,380)	(26,842)
• Euro (EUR)	(362)	(552)
• South African Rand (ZAR)	(394)	(544)
• Pound Sterling (GBP)	(782)	(2,204)
The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the group which is

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
the US dollar. Set out below is the impact of a 10.0% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments.

		Effect of 10% strengthening
	Closing	of US$ on net earnings and
	exchange rate	equity US$000
Level of exposure of foreign currency risk

At December 31, 2008

• Communauté Financiére Africaine franc (CFA)	0.7095	1,115
• Euro (EUR)	0.6910	203
• South African Rand (ZAR)	465.40	(874)
• Pound Sterling (GBP)	9.4649	976

At December 31, 2007

• Communauté Financiére Africaine franc (CFA)	0.6794	2,531
• Euro (EUR)	0.5009	789
• South African Rand (ZAR)	445.66	144
• Pound Sterling (GBP)	6.8547	154
     The sensitivities are based on financial assets and liabilities held at December 31 where balances were not denominated in the functional currency of the group. The sensitivities do not take into account the group’s sales and costs and the results of the sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non-foreign exchange influenced factors.
Net open hedge position as at December 31, 2008
     The group had the following new forward-pricing commitments outstanding against future production.
     Summary: All open contracts in the group’s commodity hedge position as at December 31, 2008

US dollar/gold	2009	2010	Total
Forward sales
Ounces	84,996	41,748	126,744
Average US$/oz	435	500	456
     The volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the group’s hedging policy.
     Forward sales contracts require the future delivery of gold at a specified price.
     The gains and losses on ineffective portions of cash flow hedge derivatives are recognized immediately in the income statement. During the year to December 31, 2008, a loss of $0.4 million (2007: $0.3 million) was recognized due to hedge ineffectiveness.
Interest rate and liquidity risk
     Fluctuations in interest rates impact on the value of short term cash investments and interest payable on financing activities (including long term loans), giving rise to interest rate risk. In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
requirements. The group generally enters into variable interest bearing borrowings. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. The group has in the past been able to actively source financing through public offerings, shareholder loans and third party loans. A 1% change in interest rates on the group’s net cash (cash and cash equivalents less borrowings) would result in a US$2.6 million (2007: US$2.9 million) impact on profit before tax. The group typically holds financial investments with an average maturity of 30 days to ensure adequate liquidity. The maturity of borrowings is set out in note 15, the maturity of all other financial liabilities is set out in Note 21. In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. The cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns while minimizing risks. The group is able to actively source financing at competitive rates. The counterparts are financial and banking institutions of good credit standing. Management believes that the working capital resources, by way of internal sources and banking facilities, are sufficient to fund the group’s currently foreseeable future business requirements.
     Cash and short-term loans advanced

Maturity date	Currency	Fixed rate investment amount	Effective Rate %
All less than one year	US$	257,631	2.7
     The other financial instruments of the group that are not included in the tables above are non-interest bearing and are therefore not subject to interest rate risk.
Concentration of credit risk
     The group’s derivative financial instruments and cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in Mali. The gold produced is sold to the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk, as cash is received within a few days of the sale taking place. Included in receivables is US$8.7 million net of a present value provision (2007: US$18.8 million), see note 7, relating to indirect taxes owing to Morila and Loulo by the State of Mali, which are denominated in FCFA. Receivables also include advances to a contractor totalling US$12.1 million (2007: US$12.1 million) (see note 25). Available-for-sale financial assets consists of a portfolio of auction rate securities. The trading market for these instruments has become substantially illiquid as a result of unusual conditions in the credit markets. The company continues to receive interest on the auction rate securities (refer to Note 12). A 10% negative change in the fair value of the auction rate securities will result in a US$ 4 million loss to these assets.
Capital risk management
     The group’s objectives when managing capital are to safeguard the group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt.

	2008	2007
Total borrowings	(2,762)	(6,420)
Less: cash and cash equivalents	257,631	294,183
Net cash	254,869	287,763
Total equity	688,141	607,093
Total capital	433,272	319,330
Gearing ratio	0%	0%

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Maturity analysis
     The table below analyses the group’s financial liabilities into the relevant maturity groupings based on the remaining period from the balance sheet to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances will not necessarily agree with the amounts disclosed in the balance sheet.

	Trade and		Expected		Other
	other		future interest		financial
US$000	payables	Borrowings	payments	Derivatives	liabilities
As at December 31, 2008
Financial Liabilities within 1 year, on demand	48,110	1,478	425	37,888	—
Between 1 and 2 years	—	950	396	15,749	—
Between 2 and 3 years	—	334	100	—	—
Between 3 and 4 years	—	—	—	—	—
Between 4 and 5 years	—	—	—	—	—
After 5 years	—	—	—	—	3,032

Total	48,110	2,762	921	53,137	3,032

21. FAIR VALUE OF FINANCIAL INSTRUMENTS
     The following table presents the carrying amounts and fair values of the group’s financial instruments outstanding at December 31, 2008 and 2007. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	Classes of	Dec. 31, 2008		Dec. 31, 2007
	Accounts	Carrying	Dec. 31, 2008	Carrying	Dec. 31, 2007
US$000	Receivable	amount	Fair value	amount	Fair value
Financial assets
Cash and cash equivalents	Loans and receivables	257,631	257,631	294,183	294,183
Available-for-sale financial assets	Available-for Sale	38,600	38,600	48,950	48,950
Receivables	Loans and receivables	56,902	56,902	64,927	64,927
Financial liabilities	Other financial liabilities
Accounts payable		48,110	48,110	63,330	63,330
Current portion of long term borrowings	Other financial liabilities	1,478	1,478	3,647	3,647
Long term borrowings (excluding loans from outside shareholders)	Other financial liabilities	1,284	1,284	2,773	2,773
Liabilities on forward gold sales	Derivatives used for hedging	53,137	53,137	85,625	85,625
Government of Mali loan	Other financial liabilities	3,032	2,642	3,096	2,545
     Refer to Notes 3 and 12 for details on the valuation technique used for available-for-sale financial assets.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Carrying
	amount	Forward sales	Forward sales
	US$000	Ounces	US$/oz
Details of the group’s on balance sheet forward gold sale contracts as at December 31, 2008 (all treated as cash flow hedges):
Maturity dates
Year ended 2009	37,388	84,996	435
Year ended 2010	15,749	41,748	500

Total	53,137	126,744	456

Financial instruments
Details of the group’s on balance sheet forward gold sale contracts as at December 31, 2007 (all treated as cash flow hedges):
Maturity dates
Year ended 2008	33,672	80,496	429
Year ended 2009	36,090	84,996	435
Year ended 2010	15,863	41,748	500

Total	85,625	207,240	446

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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     The hedge book liability as stated at present will realize as follows:

US$000	Dec. 31, 2008	Dec. 31, 2007
Amounts deferred in equity which will reduce/(increase) revenue in future periods:

2008	—	32,749
2009	36,053	34,755
2010	4,919	6,319

	40,972	73,823

US$000
The non-cash losses on rolled forward contracts for previously designated dates which have already been recognized in the income statement:

2009	1,335	1,335
2010	9,544	9,544

	10,879	10,879

The ineffective loss/(profit) portion of hedging contracts previously recognized	1,286	923

Total fair value	53,137	85,625

US$000	Dec 31, 2008	Dec 31, 2007
Movement in the Hedging Reserve	(73,823)	(62,482)

Opening balance
Movement on cash flow hedges Transfer to income statement
• Transfer to income statement	35,901	30,371

• Fair value movement on financial instruments	(3,050)	(41,712)

Closing balance	(40,972)	(73,823)

Estimation of fair values
Receivables, accounts payable, bank overdrafts and cash and cash equivalents.
The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments. Long term receivables are discounted using the effective interest rate which approximates a market related rate. The rates used and the fair values are stated in note 7.
Long term borrowings
The fair value of market-based floating rate long term debt is estimated using the expected future payments discounted at market interest rates. The fair value for the loans from minority shareholders is based on estimated project cash flows which have been discounted at 3.75% (2007: 6.75%).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Gold price contracts
The fair value of gold price forward sales contracts has been determined by reference to quoted market rates at year end balance sheet dates. See note 3. The forward price of gold is sensitive to fluctuations in the gold spot price, interest rates and the gold lease rate. The following table sets forth a sensitivity analysis of the mark-to-market valuations of our hedges as at December 31, 2008:
Impact on mark-to-market valuation of financial liabilities – forward gold sales
Sensitivity to change in gold price at December 31, 2008

Loulo (100%):
Change in US$ gold price	20	10	5	2	0	(2)	(5)	(10)	(20)
Mark-to-market (US$ million)	(55.5)	(54.3)	(53.7)	(53.4)	(53.1)	(52.9)	(52.6)	(52.0)	(50.8)
Sensitivity to change in weighted average US$ interest rate at December 31, 2008

Loulo (100%):
Change in rate	1.00%	0.50%	0.20%	0.00%	-0.20%	-0.50%	-1.00%
Mark-to-market (US$ million)	(54.3)	(53.7)	(53.4)	(53.1)	(52.9)	(52.6)	(52.0)
Sensitivity to change in gold lease rate at December 31, 2008

Loulo (100%):
Change in rate	1.00%	0.50%	0.20%	0.00%	-0.20%	-0.50%	-1.00%
Mark-to-market (US$ million)	(52.6)	(52.9)	(53.0)	(53.1)	(53.2)	(53.4)	(53.7)
These movements will affect profits when the relevant forward contracts expire. There will be corresponding impact on equity.
Effect of change in gold price on profit and loss at December 31, 2008

Loulo (100%):
Change in rate	20%	10%	0%	-10%	-20%
Mark-to-market (US$ million)	60.6	30.3	0.0	(30.3)	(60.6)
22. COMMITMENTS AND CONTINGENT LIABILITIES
Capital expenditure contracted for at balance sheet date but not yet incurred is:

US$000	Dec. 31, 2008	Dec. 31, 2007
Property, plant and equipment	40,260	2,013
     The group’s capital commitments relating to the Morila joint venture, included above, amounts to US$0.6 million (2007: US$0.5 million). There are no contingent liabilities for Morila. If the group were to early terminate its mining contract at Loulo without cause, it would have to pay a lump sum compensation depending on the maturity of the contract. If the contract had been cancelled in 2007 then the payment would have been US$3.33 million (2007: US$5 million).
Operating lease commitments
     The lease relates to the oxygen plant at Loulo leased from Maligaz.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     The duration of the contract is 10 years and the contract is renewable for additional periods of five years thereafter.
     The lease expenditure charged to the income statement during the year is disclosed in note 26.
     The future aggregate minimum lease payments* under operating leases are as follows:

US$000	Dec. 31, 2008	Dec. 31, 2007
No later than 1 year	347	362
Later than 1 year and no later than 5 years	1,387	1,448
Later than 5 years	694	724

	2,428	2,534

*	The payments also include payments for non-lease elements in the arrangement.
23. RELATED PARTY TRANSACTIONS
     In terms of the operator agreement between Morila SA and AngloGold Ashanti Services Mali SA, a management fee, calculated as 1% of the total revenue of Morila, is payable to AngloGold Services Mali SA quarterly in arrears. The attributable management fees for the year ended December 31, 2008 amounted to US$0.2 million (2007: US$1.3 million). With effect from February 15, 2008 Randgold Resources (through Mining Investments Jersey Limited) assumed responsibility for the operatorship of Morila SA and accordingly receives payment of the management fees. The total management fee received for the year amounted to US$2 million and the amount outstanding at year end was US$1 million. Randgold Resources (through Randgold Resources (Somilo) Ltd) are the operators of Somilo. Total management fees received for the year ending December 31, 2008 amounted to US$5.7 million (2007: US$5.1 million). Total interest earned on shareholder loans advanced to Somilo amounted to US$8.8 million (2007: US$5.8 million) for the year ending December 31, 2008. Seven Bridges Trading 14 (Pty) Limited provided administration services to Rockwell Resources RSA (Pty) Limited. Total fees received during the year amounted to US$0.06 million (2007: US$0.08 million). Total balances outstanding at December 31, 2008 from Rockwell amounted to US$6,000 (2007: US$11,000). Refer to Note 10 for details of the company’s investments in and loans to subsidiaries and joint venture within the group.
     Key management personnel compensation was as follows:

US$000	2008	2007	2006
Short term employee benefits	14,194	6,267	4,863
Share-based payments	3,070	1,144	1,434

Total	17,264	7,411	6,297

     This includes compensation for two executive directors (2007: three), eight non-executive directors (2007: six) and twelve executive management personnel (2007: ten).
24. NON-GAAP INFORMATION
     Randgold Resources has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures or performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance. These measures are further explained below. Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production and ore stockpiles, transfers to and from deferred stripping where relevant and royalties.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Under the company’s accounting policies, there are no transfers to and from deferred stripping. Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, the company believes that total cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.
     Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented. Gold sales and the average price received are non GAAP measures. Gold sales represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Average price received is calculated by dividing gold sales by gold ounces sold. These measures do not have a meaning prescribed by IFRS and should not be regarded as an alternative to the revenue measures presented under IFRS. Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.
     The following table reconciles gold sales, total cash costs and profit from mining activity, as non GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the years set out below:

US$000	Dec. 31, 2008	Dec. 31, 2007
Gold sales on spot	374,110	313,421
Loss on matured hedges	(35,538)	(23,580)

Gold Sales	338,572	289,841
Mine production costs	186,377	136,312
Movement in production inventory and ore stockpiles	(21,865)	(11,534)
Transport and refining costs	2,053	1,595
Royalties	19,730	18,307
Other mining and processing costs	13,675	13,638

Total cash costs	199,970	158,318
Profit from mining activity	138,602	131,523
Depreciation and amortisation	(21,333)	(20,987)
Exploration and corporate expenditure	(45,163)	(35,920)
Finance income	9,335	9,167
Other income	4,194	967
Other expenses	(363)	(5,008)
Finance costs	(3,338)	(5,805)
Provision for financial assets	(10,350)	—
Non-cash on roll forward of hedges	—	(7,036)

Profit before income tax	71,584	66,901

Gold sales in 2007 does not include the non-cash loss on the roll forward hedges amounting to US$7.0 million.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
25. SIGNIFICANT UNCERTAINTIES RELATING TO TRANSACTIONS WITH A CONTRACTOR
     The directors believe that the group is entitled to recover US$59.3 million from MDM Ferroman (Pty) Ltd (“MDM”) (in liquidation), the contractor which was responsible for construction of the Loulo mine (“the project”) until the main construction contract was taken back on December 30, 2005. This comprises payments totaling US$32 million which have been capitalized as part of the cost of the project, US$15.2 million in respect of damages arising from the delayed completion of the project, and advances of US$12.1 million (2005: US$12.2 million) included in Receivables. Of this latter amount, US$7 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets.
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
26. MINING AND PROCESSING COSTS AND OTHER DISCLOSABLE ITEMS
     Mining and processing costs comprise:

US$000	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Mine production costs	186,377	136,312	115,217
Movement in production inventory and ore stockpiles	(21,865)	(11,534)	(13,373)
Depreciation and amortization	21,333	20,987	22,844
Other mining and processing costs	13,675	13,638	13,006

	199,520	159,403	137,694

Operating lease payments	347	362	323
Impairment of receivables	—	(2,047)	1,550
27. EXPLORATION AND CORPORATE EXPENDITURE

US$000	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Exploration and corporate expenditure comprise:
Exploration expenditure	15,268	18,245	13,959
Corporate expenditure	29,895	17,675	14,846

	45,163	35,920	28,805

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
28. FINANCE INCOME AND COSTS

US$000	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Finance income – interest income on short term deposits	9,335	7,887	7,384
Finance income – net foreign exchange gains on financing activities	—	1,280	1,339
Finance income	9,335	9,167	8,723
Interest expense – borrowings	(1,628)	(5,251)	(5,825)
Unwind of discount on provisions for environmental rehabilitation	(443)	(554)	(541)
Finance costs – net foreign exchange losses on financing activities	(1,267)	—	—
Finance costs	(3,338)	(5,805)	(6,366)
Provision for financial assets	(10,350)	—	—
Finance (loss)/income — net	(4,353)	3,362	2,357
29. POST BALANCE SHEET EVENTS
     No significant post balance sheet events occurred.

Société des Mines de Morila S.A.
REPORT OF THE INDEPENDENT AUDITORS
To the members of Société des Mines de Morila S.A.
We have audited the accompanying balance sheet of Société des Mines de Morila S.A as of December 31, 2008 and December 31, 2007 and the related income statements, statements of changes in equity and cash flow statements for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Société des Mines de Morila S.A at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the IASB.
/s/ BDO Stoy Hayward LLP
BDO Stoy Hayward LLP
22 April 2009

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Société des Mines de Morila S.A.
We have audited the statements of income, cash flow and of changes in shareholders’ equity of Société des Mines de Morila S.A. (the Company) for the year ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2006, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ PricewaterhouseCoopers Inc. PricewaterhouseCoopers Inc.
Director: Faan Lombard
Registered Auditor
Johannesburg, South Africa;
June 21, 2007

SOCIÉTÉ DES MINES DE MORILA S.A.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31,

		2008	2007	2006
	Note	$’000	$’000	$’000
Revenue		370,586	319,218	314,878
Operating costs		(188,174)	(170,332)	(156,552)

		182,412	148,886	158,326

Other (expenditure) / income — net		(5,108)	(990)	2,718

Finance income	21	246	362	651
Finance costs	21	(2,450)	(3,392)	(3,739)

Finance costs — net	21	(2,204)	(3,030)	(3,088)
Profit before taxation		175,100	144,866	157,956
Income tax expense	14	(57,971)	(52,058)	(57,717)

Net profit		117,129	92,808	100,239
The accompanying notes are an integral part of the financial statements.

SOCIÉTÉ DES MINES DE MORILA S.A.
BALANCE SHEET
AT DECEMBER 31,

		2008	2007
	Note	$’000	$’000
ASSETS
Non-current assets		197,891	213,409
Property, plant and equipment	9	65,829	77,159
Deferred tax asset	8	3,897	5,408
Receivables	12	6,087	28,822
Long-term ore stockpiles	10	122,078	102,020

Current assets		147,550	120,020
Inventories	10	95,917	72,061
Receivables	12	15,728	33,952
Prepaid expenses		8,429	14,007
Cash and cash equivalents		27,476	—

Total assets		345,441	333,429

EQUITY AND LIABILITIES
Shareholder’s equity
Share capital	4	16	16
Distributable reserves		282,386	266,257

Total shareholder’s equity		282,402	266,273
Non-current liabilities		21,259	22,808
Deferred tax liability		3,025	2,324
Shareholders’ loan	5	4,040	3,860
Environmental rehabilitation provision	6	10,984	11,218
Loans and borrowings	7	3,210	5,406

Current liabilities		41,780	44,348
Accounts payable	11	16,608	22,495
Taxation payable		22,976	6,574
Short term portion of interest bearing borrowings		2,196	2,715
Bank overdrafts		—	12,564

Total shareholders’ equity and liabilities		345,441	333,429

The accompanying notes are an integral part of the financial statements.

SOCIÉTÉ DES MINES DE MORILA S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31,

	Share	Retained
	capital	income	Total
	$’000	$’000	$’000
Balance at December 31, 2005	16	221,710	221,726

Net profit for the year	–	100,239	100,239

Total recognized income and expense	–	100,239	100,239

Dividends declared and paid	–	(76,000)	(76,000)

Balance at December 31, 2006	16	245,949	245,965

Net profit for the year	–	92,808	92,808

Total recognized income and expense	–	92,808	92,808

Dividends declared and paid	–	(72,500)	(72,500)

Balance at December 31, 2007	16	266,257	266,273

Net profit for the year	–	117,129	117,129

Total recognized income and expense	–	117,129	117,129
Dividends declared and paid	–	(101,000)	(101,000)

Balance at December 31, 2008	16	282,386	282,402

The accompanying notes are an integral part of the financial statements.

SOCIÉTÉ DES MINES DE MORILA S.A.
CASH FLOW STATEMENT
FOR THE YEARS ENDED DECEMBER 31,

		2008	2007	2006
	Note	$’000	$’000	$’000
Cash flows from operating activities
Net profit		117,129	92,808	100,239

Adjustments: Net profit
- Tax expense Adjustments:		57,971	52,058	57,717
- Net finance charges - Tax expense		2,203	3,030	2,495
- Depreciation - Net finance charges		13,397	13,566	15,583
- Provision for bad debt - Depreciation		—	(3,866)	1,137

		190,700	160,098	177,171

Effects of changes in operating working capital items
- Receivables		19,591	(33,149)	(21,680)
- Inventories and ore stockpiles		(43,913)	(39,092)	(29,441)
- Accounts payable and accrued liabilities		(5,258)	6,210	(4,510)

Cash generated from operations before interest and tax		161,120	94,067	121,540
Taxation paid	15	(12,412)	(30,592)	(36,960)
Interest received		246	362	651
Interest paid — net		(2,449)	(3,392)	(2,982)

Net cash generated from operating activities		146,505	60,445	82,249

Cash flows from investing activities
Additions to mining assets		(2,750)	(1,694)	(2,900)

Net cash utilized in investing activities		(2,750)	(1,694)	(2,900)

Cash flows from financing activities

Long term liabilities repaid		(2,715)	(3,243)	(2,825)
Dividends paid		(101,000)	(72,500)	(76,000)

Net cash flows utilized in financing activities		(103,715)	(75,743)	(78,825)

Net increase/(decrease) in cash and equivalents		40,040	(16,992)	524
Cash and equivalents at beginning of year		(12,564)	4,428	3,904

Cash and equivalents at end of year		27,476	(12,564)	4,428

Cash at bank and in hand		27,476	(12,564)	4,428
The accompanying notes are an integral part of the financial statements.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2008
1. Nature of operations
     Société des Mines de Morila S.A. (the “Company”) owns the Morila gold mine in Mali. The Company is owned 80% by Morila Limited and 20% by the Government of Mali. Randgold Resources Limited and AngloGold Ashanti Limited (formerly AngloGold Limited) each own 50% of Morila Limited. The Company is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Company’s principal product, is currently produced and sold in Mali.
2. Significant accounting policies
     The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented and are consistent with prior years, except for the change in accounting policy relating to stripping costs. Refer note 2.5.
2.1 Basis of preparation
     These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention, as modified by certain financial assets and financial liabilities (including derivative instruments), which are carried at fair value.
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
     Undeveloped properties

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Significant accounting policies (continued)
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
     In assessing the value in use, the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is derived from the Company’s credit-adjusted risk-free rate. Revenue for pit optimization assumptions are based on a gold price of $650 (2007: $550) and the extraction of proven and probable reserves as per the approved mine plan. Working costs and sustaining capital expenditure are estimated based on the approved mine plan. An impairment is recognized in the income statement to the extent that the carrying amount exceeds the assets’ recoverable amount. The revised carrying amounts are depreciated in line with accounting policies.
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

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Significant accounting policies (continued)
2.5 Stripping costs
     All stripping costs incurred (costs incurred in removing overburden to expose the ore) during the production phase of a mine are treated as variable production costs and as a result are included in the cost of inventory produced during the period that the stripping cots are incurred.
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
     Net realizable value is determined with reference to current market prices. A selective mining process is used and a number of grade categories exist. Full grade ore is defined as ore above 1.4g/t and marginal ore is defined as ore between 1.0g/t and 1.4g/t. Mineralised waste is between 0.7g/t and 1.0g/t and waste being less than 0.7g/t. Full grade ore and marginal ore form part of inventory. Under present market conditions the mineralised waste is classified as waste.
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
     Consumable stores are valued at weighted average cost after appropriate provision for redundant and slow moving items have been made.
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
2.9 Receivables
     Receivables are recognized initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, receivables are measured at amortised cost using the effective interest method, less provision for impairment.
     A provision for impairment of trade receivables is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of receivables.
     Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Significant accounting policies (continued)
of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.
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
2.11 Borrowings
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
2.12 Accounts payable
     Accounts payable and other short-term monetary liabilities, are initially recognized at fair value and subsequently carried at amortised cost using the effective interest method.
2.13 Rehabilitation costs
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
2.14 Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.
2.15 Employee benefits
     Post employment benefits

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Significant accounting policies (continued)
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
2.17 Revenue recognition
     Revenue is recognized as follows: Gold sales — Revenue arising from gold sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable. These criteria are met when the gold and silver leave the mine’s smelthouse. As gold sales are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the Company’s best estimate of contained metal. Subsequently adjustments are recorded in turnover within a matter of days to take into account final assay and weight certificates from the refinery, if different from the initial certificates. Historically the differences between the estimated and actual contained gold have not been significant.
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
•	Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a prefeasibility study, after which the expenditure is capitalized as a mine development cost. A ‘prefeasibility study’ consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The prefeasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the company will obtain future economic benefit from the expenditures.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Significant accounting policies (continued)

•	Exploration and evaluation expenditure on greenfield sites, being those where the company does not have any mineral deposits which are already being mined or developed, is expensed until such time as the directors have sufficient information to determine that future economic benefits are probable. The information required by directors is typically a final feasibility study, however, a pre-feasibility study may be deemed to be sufficient where the additional work required to prepare a final feasibility study is not significant.

•	Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a prefeasibility study. This economic evaluation is distinguished from a prefeasibility study in that some of the information that would normally be determined in a prefeasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that more likely than not the company will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are also capitalized. These costs are capitalized within development costs.
2.19 Current Taxation
     Current tax is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted by the balance sheet date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.
2.20 Deferred taxation
     Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
2.21 Recent accounting pronouncements
     The following standards and interpretations which have been recently issued or revised have not been adopted early by the company. Their expected impact is discussed below:
•	AMENDMENT TO IAS 23 BORROWING COSTS (effective for annual periods beginning on or after January 1, 2009). The amendment removes the option of immediately recognising as an expense borrowing costs that relate to qualifying assets (assets that take a substantial period of time to get ready for use or sale). Instead, an entity will be required to capitalize borrowing costs whenever the conditions for capitalisation are met. The company will apply amendments to IAS 23 from January 1, 2009, but it is not expected to have any significant impact on the accounts of the company.

•	AMENDMENT TO IFRS 2 SHARE-BASED PAYMENT: VESTING CONDITIONS AND CANCELLATIONS (effective for annual periods beginning on or after January 1, 2009). This amendment clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. The purpose of making the distinction is so as to be able to address the accounting for non-vesting conditions, which were not previously covered by IFRS 2.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Significant accounting policies (continued)
The guidance in IFRS 2 covering the accounting for vesting conditions is not affected by the amendment. The amendment also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The amendment is likely to have a particular impact on entities operating Save As You Earn (SAYE) schemes because it results in an immediate acceleration of the IFRS 2 expense if an employee decides to stop contributing to the savings plan, as well as a potential revision to the fair value of the awards granted to factor in the probability of employees withdrawing from such a plan. The company will apply amendments to IFRS 2 from January 1, 2009, but it is not expected to have any significant impact on the accounts of the company.

•	AMENDMENTS TO IAS 1 PRESENTATION OF FINANCIAL STATEMENTS: A REVISED PRESENTATION (effective for annual periods beginning on or after January 1, 2009). The amendment to IAS 1 affects the presentation of owner changes in equity and of comprehensive income. An entity will be required to present, in a statement of changes in equity, all owner changes in equity. All non-owner changes in equity (i.e. comprehensive income) are required to be presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). The standard does not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRSs. This revision is not applicable to the Company, as it already prepares its financial statements under IFRS.

•	AMENDMENTS TO IAS 27 CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS (effective for annual periods beginning on or after July 1, 2009). This amendment relates in particular to acquisitions of subsidiaries achieved in stages and disposals of interests, with significant differences in the accounting depending on whether control is gained or not, or a transaction simply results in a change in the percentage of the controlling interest. The amendment does not require the restatement of previous transactions. The amendment to IAS 27 must be adopted at the same time as IFRS 3 Revised. This revision is not applicable to the Company, as it already prepares its financial statements under IFRS.

•	AMENDMENTS TO IAS 32 AND IAS 1 PUTTABLE FINANCIAL INSTRUMENTS AND OBLIGATIONS ARISING ON LIQUIDATION (effective for annual periods beginning on or after January 1, 2009). This amendment results in certain types of financial instrument that meet the definition of a liability, but represent the residual interest in the net assets of the entity, being classified as equity. The amendment requires entities to classify the following types of financial instruments as equity, provided they have particular features and meet specific conditions: (a) Puttable financial instruments; and (b) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. The company will apply amendments to IAS 32 from January 1, 2009, but it is not expected to have any significant impact on the accounts of the company.

•	AMENDMENTS TO IFRS 1 AND IAS 27 COST OF AN INVESTMENT IN A SUBSIDIARY, JOINTLY-CONTROLLED ENTITY OR ASSOCIATE (effective for annual periods beginning on or after January 1, 2009). This amendment allows a first-time adopter that, in its separate financial statements, elects to measure its investments in subsidiaries, jointly controlled entities or associates at cost to initially recognize these investments either at cost determined in accordance with IAS 27 or deemed cost (being either its fair value at the date of transition to IFRSs or its previous GAAP carrying amount at that date). The company will apply amendments to IFRS 1 and IAS 27 from January 1, 2009, but it is not expected to have any impact on the accounts of the company.

•	AMENDMENT TO IAS 39 FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT: ELIGIBLE HEDGED ITEMS (effective for annual periods beginning on or after July 1, 2009). This amendment clarifies how the principles that determine whether a hedged

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Significant accounting policies (continued)
risk or portion of cash flows is eligible for designation should be applied in the designation of a one-sided risk in a hedged item, and inflation in a financial hedged item. The company will apply amendments to IAS 39 from January 1, 2010, but it is not expected to have any impact on the accounts of the company.

•	IFRIC 13 CUSTOMER LOYALTY PROGRAMMES (effective for annual periods beginning on or after July 1, 2008). The Interpretation addresses accounting by entities that grant loyalty award credits (such as ‘points’ or travel miles) to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services (‘awards’) to customers who redeem award credits. The Interpretation requires entities to allocate some of the proceeds of the initial sale to the award credits and recognize these proceeds as revenue only when they have fulfilled their obligations. They may fulfil their obligations by supplying awards themselves or engaging (and paying) a third party to do so. The company will apply IFRIC 13 from January 1, 2009, but it is not expected to have any impact on the accounts of the company.

•	IFRIC 15 AGREEMENTS FOR THE CONSTRUCTION OF REAL ESTATE (effective for annual periods beginning on or after January 1, 2009). This Interpretation clarifies the definition of a construction contract, the interaction between IAS 11 and IAS 18 and provides guidance on how to account for revenue when the agreement for the construction of real estate falls within the scope of IAS 18. For some entities, the Interpretation may give rise to a shift from the recognition of revenue using the percentage of completion method to the recognition of revenue at a single time (e.g. at completion, upon or after delivery). Affected agreements will be mainly those accounted for in accordance with IAS 11 that do not meet the definition of a construction contract as interpreted by the IFRIC and do not result in a ‘continuous transfer’ (i.e. agreements in which the entity transfers to the buyer control and the significant risks and rewards of ownership of the work in progress in its current state as construction progresses). The company will apply IFRIC 15 from January 1, 2009, but it is not expected to have any significant impact on the accounts of the company.

•	IFRIC 16 HEDGES OF A NET INVESTMENT IN A FOREIGN OPERATION (effective for annual periods beginning on or after October 1, 2008). IFRIC 16 clarifies that: (a) The presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation. (b) The hedging instrument(s) may be held by any entity or entities within the group, other than the entity being hedged. (c) While IAS 39 Financial Instruments: Recognition and Measurement must be applied to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve in respect of the hedging instrument, IAS 21 The Effects of Changes in Foreign Exchange Rates must be applied in respect of the hedged item. IFRIC 16 applies prospectively from its effective date. The company will apply IFRIC 16 from January 1, 2009, but it is not expected to have any impact on the accounts of the company.

•	IFRIC 17 DISTRIBUTIONS OF NON-CASH ASSETS TO OWNERS ESTATE (effective for annual periods beginning on or after July 1, 2009). Prior to this interpretation, IFRSs did not address how an entity should measure distributions of assets other than cash when it pays dividends. Dividends payable were sometimes recognized at the carrying amount of the assets to be distributed and sometimes at their fair value. The Interpretation clarifies that: a dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity; that an entity should measure the dividend payable at the fair value of the net assets to be distributed; and, that an entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss. The Interpretation also requires an entity to provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation. IFRIC 17 applies to pro rata distributions of non-cash assets except for common control transactions. It does not have to be applied retrospectively. The company will apply IFRIC 17 from January 1, 2010, but it is not expected to have any impact on the accounts of the company.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Significant accounting policies (continued)

•	IFRS 8 OPERATING SEGMENTS ESTATE (effective for annual periods beginning on or after January 1, 2009). This standard requires an entity to adopt the ‘management approach’ to reporting on the financial performance of its operating segments. Generally, the information to be reported would be what management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments. Such information may be different from what is used to prepare the income statement and balance sheet. The standard also requires explanations of the basis on which the segment information is prepared and reconciliations to the amounts recognized in the income statement and balance sheet. The company will apply IFRS 8 from January 1, 2009, but it is not expected to have any significant impact on the accounts of the company.

•	IMPROVEMENTS TO IFRSs (effective for annual periods beginning on or after January 1, 2009). This amendment takes various forms, including the clarification of the requirements of IFRSs and the elimination of inconsistencies between Standards. The most significant changes cover the following issues: The classification of assets and liabilities as held for sale where a non-controlling interest is retained; accounting by companies that routinely sells assets previously held for rental to others; accounting for loans given at a nil or below market rate of interest; the reversal of impairments against investments in associates accounted for using the equity method; the timing of expense recognition for costs incurred on advertising and other promotional activity; and, accounting for properties in the course of construction. The company will apply improvements to IFRSs from January 1, 2009, but it is not expected to have any significant impact on the accounts of the company.

•	REVISED IFRS 1 FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (effective for annual periods beginning on or after January 1, 2009). The revised version of IFRS 1 has an improved structure but does not contain any technical changes. This revision is not applicable to the company, as it already prepares it financial statements under IFRS.

•	REVISED IFRS 3 BUSINESS COMBINATIONS (effective for annual periods beginning on or after July 1, 2009). The basic approach of the existing IFRS 3 to apply acquisition accounting in all cases and identify an acquirer is retained in this revised version of the standard. This includes much of the current guidance for the identification and recognition of intangible assets separately from goodwill. However, in some respects the revised standard may result in very significant changes, including: The requirement to write of all acquisition costs to profit or loss instead of including them in the cost of investment; the requirement to recognize an intangible asset even if it cannot be reliably measured; and, an option to gross up the balance sheet for goodwill attributable to minority interests (which are renamed ‘non-controlling interests’). The revised standard does not require the restatement of previous business combinations. Revised IFRS 3 must be adopted at the same time as the amendment to IAS 27. The company will apply revised IFRS 3 from January 1, 2010, but it is not expected to have any significant impact on the accounts of the company.
The company has adopted the following standards which is effective for the first time this year. The impact is discussed below:
•	IFRIC INTERPRETATION 11 IFRS 2 SHARE-BASED PAYMENT — GROUP AND TREASURY SHARE TRANSACTIONS (effective for annual periods beginning on or after March 1, 2007). This interpretation addresses the classification of a share based payment transaction (as equity or cash-settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving accounts of the company or group. The company has applied IFRIC Interpretation 11 from January 1, 2008, but it has not had any impact on the accounts of the company.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Significant accounting policies (continued)
•	IFRIC INTERPRETATION 12 SERVICE CONCESSION ARRANGEMENTS (effective for annual periods beginning on or after January 1, 2008). This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession arrangements. The company has applied IFRIC Interpretation 12 from January 1, 2008, but it has not had any impact on the accounts of the company.

•	IFRIC 14 AND IAS 19 THE LIMITS ON DEFINED ASSET, MINIMUM FUNDING REQUIREMENTS AND THEIR INTERACTION (for annual periods beginning on or after January 1, 2008). This interpretation clarifies when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS 19, how a minimum funding requirement might affect the availability of reductions in future contributions and when a funding requirement might give rise to a liability. The company has applied IFRIC Interpretation 14 from January 1, 2008, but it has not had any impact on the accounts of the company.

•	AMENDMENTS TO IAS 39 AND IFRS7: RECLASSIFICATION OF FINANCIAL INSTRUMENTS — EFFECTIVE DATE AND TRANSITION (effective July 1, 2008). This amendment permits an entity to reclassify non-derivative financial assets (other than those designated at fair value through profit or loss by the entity upon initial recognition) out of the fair value through profit or loss category in particular circumstances. The amendment also permits an entity to transfer from the available-for-sale category to the loans and receivables category a financial asset that would have met the definition of loans and receivables (if the financial asset had not been designated as available-for-sale), if the entity has the intention and ability to hold that financial asset for the foreseeable future. The company has applied the amendment to IAS39 and IFRS7 from July 1, 2008, but it has not had any impact on the accounts of the company.
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
     Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:
     Future rehabilitation obligations
     The net present value of current rehabilitation estimates have been discounted to their present value at 3.5% per annum (2007: 4%), being an estimate of the prevailing interest rates. Expenditure is expected to be incurred at the end of the mine life. For further information, including the carrying amounts of the liabilities, refer to note 6. A 1% change in the discount rate on the company’s rehabilitation estimates would result in a US$0.7 million (2007: US$0.7 million) impact on the provision for environmental rehabilitation.
     Determination of ore reserves
     The company estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the JORC code). Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, as well as the assessment of the carrying value of mining assets.
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

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Critical accounting estimates and judgments (continued)
     Gold price assumptions
     The gold price used in the mineral reserves optimisation calculation is US$650 (2007: US$550). US$525). Changes in the gold price used could result in changes in the mineral reserve optimisation calculations. Mine modelling is a complex process and hence is it not feasible to perform sensitivities on gold price assumptions.
     Indirect taxes receivable
     Given their slow moving nature, the company has had to apply judgment in determining when amounts will be recovered with respect to indirect taxes owing by the Mali Government. The amounts reflected in the financial statements are the directors’ best estimate of the timing of the recovery of these amounts. For further information, including the carrying amount of the assets, refer to note 12.
     Areas of judgment made in applying specific accounting policies that have the most significant effect on the amounts recognized in the financial statements are:
     Exploration and evaluation expenditure
     The Company has to apply judgment in determining whether exploration and evaluation expenditure should be capitalized or expensed, under the policy described in note 2. Management exercises this judgment based on the results of economic evaluations, prefeasibility or feasibility studies. Costs are capitalized where those studies conclude that more likely than not that the company will obtain future economic benefit from the expenditures.
     Depreciation
     There are several methods for calculating depreciation, i.e. the straight-line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage.
     Carrying values of property, plant and equipment
     The company assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the company estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed mine plans and operating plans. Future cash flows are based on estimates of:
•	The quantities of the reserves and mineral resources for which there is a high degree of confidence in economic extraction;

•	Future production levels;

•	Future commodity prices;

•	Future cash cost of production, capital expenditure, close down, restoration and environmental clean up; and

•	Future gold prices (a US$800 gold price was used for the current year’s impairment calculations).
4. Share capital
     Share capital consists of the following authorized and issued ordinary par value shares with a nominal value of Communauté Financière Africaine franc (“CFA”) 10 000 ($16.356) each:

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Number of shares	2008	2007
	authorized and issued	$’000	$’000
Morila Limited	800	13	13
Government of Mali	200	3	3

	1,000	16	16

5. Shareholder’s loan

	2008	2007
	$’000	$’000
Government of Mali	4,040	3,860

	4,040	3,860

Made up of:
Principal	2,560	2,560
Deferred interest	1,480	1,300

	4,040	3,860

     The shareholder loan is denominated in US dollars and interest accrues at a LIBOR dollar rate plus 2% per annum and has no fixed terms of repayment. The weighted average interest rate as at December 31, 2008 on the shareholders’ subordinated loans was 7% (December 31, 2007: 7%).
6. Environmental rehabilitation provision

	2008	2007
	$’000	$’000
Opening balance	11,218	10,012
Unwinding of discount	449	601
Change in estimate	(683)	605

	10,984	11,218

     The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 3.5% per annum (2007: 4%), being an estimate of the risk free pre-tax, cost of borrowing.
     While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company has estimated that the remaining costs for Morila, in current monetary terms, will be $12.1 million (December 31, 2007: $14.86 million), the majority of which will only be expended at the end of the mine life.
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
     There are no other potentially responsible parties to consider for cost sharing arrangements.
     The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and/or claims outstanding.
7. Loans and borrowings

	2008	2007
	$’000	$’000
a) Rolls Royce finance lease	4,481	6,754
b) Air Liquide	925	1,367

	5,406	8,121

Less: Current portion of long term liabilities:
a) Rolls Royce finance lease	1,741	2,273
b) Air Liquide	455	442

	2,196	2,715

	3,210	5,406

     (a) Rolls Royce finance lease
     This lease relates to five generators leased from Rolls Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate which as at December 31, 2008 was approximately 33% (2007: 23%) per annum. The lease is collateralized by plant and equipment whose net book value at December 31, 2008 amounted to $4.5 million (2007: $8.9 million). Average lease payment of $3.8 million (capital and interest) are payable in instalments over the term of the lease. Randgold Resources Limited guaranteed the repayment of the lease.
     (b) Air Liquide finance lease
     The Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which as at December 31, 2008 was approximately 3.09% (2007: 3.09%) per annum. The lease is collateralized by the production units whose net book value at December 31, 2008 amounted to $0.9 million (2007: $1.3 million). Finance lease liabilities — minimum lease payments:

	2008	2007
	$’000	$’000
Finance lease liabilities — minimum lease payments:
Not later than 1 year	3,261	4,202
Later than 1 year and not later than 5 years	4,449	7,710
Later than 5 years	—	—

	7,710	11,912
Future finance costs of finance leases	(2,304)	(3,791)

Present value of finance lease liabilities	5,406	8,121

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Loans and borrowings (continued)

	2008	2007
	$’000	$’000
The present value of the finance lease liabilities is as follows:
Not later than 1 year	2,196	2,715
Later than 1 year and not later than 5 years	3,210	5,406
Later than 5 years	—	—

	5,406	8,121

     The exposure of the company’s borrowings to interest rate changes at the balance sheet date are as follows:

	2008	2007
	$’000	$’000
0-12 months	2,196	2,715
1-5 years	3,210	5,406

	5,406	8,121

     The carrying amounts and fair value of the non-current borrowings are as follows: 0-12 months

	Carrying amount		Fair value
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
Finance leases	3,210	5,406	3,210	5,406

	3,210	5,406	3,210	5,406

     The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair values are based on cash flows discounted using a rate based on the borrowing rate.
     The carrying amounts of the Group’s borrowings are denominated in the following currencies:

	2008	2007
	$’000	$’000
US Dollar	5,406	8,121
8. Deferred taxation
     Deferred tax is calculated in full on temporary differences under the liability method using a principal tax rate of 35% (2007: 35%).

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Loans and borrowings (continued)
     The movement on deferred taxation is a follows:

	2008	2007
	$’000	$’000
At beginning of the year	3,084	6,261
Income statement charge (note 14)	(2,212)	(3,177)

At end of year	872	3,084

Deferred taxation assets and liabilities comprise of the following
Accelerated tax depreciation	(3,025)	(2,324)

Deferred taxation liability	(3,025)	(2,324)

Ore stockpiles and gold-in-process	3,897	5,408

Deferred taxation asset	3,897	5,408

Net deferred taxation asset	872	3,084

9. Property, plant and equipment

	2008	2007
	$’000	$’000
Mine properties, mine development costs and mine plant facilities and equipment
Cost
Beginning of year	203,273	200,975
Additions	2,750	1,693
Revision in estimate of rehabilitation costs	(683)	605

Accumulated depreciation	205,340	203,273

Accumulated depreciation

At beginning of year	126,114	112,548
Charge for the year	13,397	13,566

	139,511	126,114

Net book value	65,829	77,159

     Long-lived assets
     Long-lived assets are those assets which are amortized over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was $61 million as at December 31, 2008 (2007: $74 million).
     Short-lived assets
     Short-lived assets are those assets which are amortized over their useful life but limited to the life of the mine and are comprised of motor vehicles and other equipment. The net book value of these assets was $4.8 million as at December 31, 2008 (2007: $3.2 million).

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10. Inventories

	2008	2007
	$’000	$’000
Consumables stores	29,857	25,914
Gold in process	2,834	2,500
Short-term portion of ore stockpiles	65,110	45,650

	97,801	74,064

Provision for obsolescence	(1,884)	(2,003)

	95,917	72,061

Long term portion of ore stockpiles	122,078	102,020

	217,995	174,081

     Ore stockpiles have been split between long and short-term based on the current life of mine plan estimates and processing capacity.
11. Accounts payable

	2008	2007
	$’000	$’000
Related party payables
- AngloGold Ashanti Limited	742	1,973
- AngloGold Services Mali S.A.	—	513
- Societe d’Exploitation des Mines d’Or de Sadiola S.A.	—	—
Trade creditors	1,774	7,754
Payroll cost accruals	807	1,216
Indirect taxes payable	—	—
Accruals	13,285	11,039

	16,608	22,495

12. Receivables

	2008	2007
	$’000	$’000
Related party receivables
- AngloGold Ashanti Limited	89	19
- AngloGold Services Mali S.A.	—	—
- Societe d’ Exploitation des Mines d’Or de Sadiola S.A.	32	99
- Societe des Mines de Loulo S.A.	31	—
- Societe Ashanti Goldfields de Guinée S.A.	16	46
- Geita Gold Mining Limited	—	—
Gold sales trade receivable	6,344	16,148
Value added tax receivable	12,243	37,760
Fuel duties receivable	5,367	10,094

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	2008	2007
	$’000	$’000
Other	534	1,449

	24,656	65,615
Impairment provision	(2,841)	(2,841)

	21,815	62,774
	(6,087)	(28,822)

Current accounts receivable	15,728	33,952

     The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The group does not hold any collateral as security. Refer to note 16 for further information on the concentration of credit risk.
     The fair values of trade and other receivables are as follows:

	2008	2007
	$’000	$’000
Related party receivables
- AngloGold Ashanti Limited	89	19
- AngloGold Services Mali S.A.	—	—
- Societe d’ Exploitation des Mines d’Or de Sadiola S.A.	32	99
- Societe des Mines de Loulo S.A.	31	—
- Societé Ashanti Goldfields de Guinée S.A.	16	46
- Geita Gold Mining Limited	—	—
Gold sales trade receivable	6,344	16,148
Value added tax	11,668	37,185
Fuel duties receivable	3,101	7,828
MDM receivable	—	—
Other	534	1,449

	21,815	62,774
13. Profit before taxation

	2008	2007	2006
	$’000	$’000	$’000
	$’000	$’000	$’000
Profit before tax is arrived at after taking into account the following:
Depreciation	13,397	13,566	15,583
Auditor’s remuneration
- audit fees	107	141	141
(Reversal of)/ impairment on accounts receivable	—	(3,886)	1,137
Forex differences — net	(4,237)	(3,709)	(2,124)
Inventory obsolescence provision	(119)	1,063	1,062
Exploration Expense	134	2,076	6,606
Royalties	22,246	19,170	18,856

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	2008	2007	2006
	$’000	$’000	$’000
	$’000	$’000	$’000
Total employee benefit cost	13,849	14,108	13,631
Related party management fee (note 21)	3,715	3,202	3,149

14. Taxation
     Major items causing the Company’s actual income tax charge to differ from estimates at the standard charge of 35% of taxable income are as follows:

	2008	2007	2006
	$’000	$’000	$’000
Current taxation	55,759	48,881	56,427
Deferred taxation charge/(credit) relating to the origination and reversal of temporary differences (note 8)	2,212	3,177	1,290

	57,971	52,058	57,717

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate as follows:

Profit before tax	175,099	144,867	157,956

Tax calculated at tax rate of 35%	61,284	50,703	55,285
Expenses not deductible for tax purposes
- Provisions/allowances	885	947	2,708
- Other Permanent Differences	(4,198)	408	(276)

Taxation charge	57,971	52,058	57,717

     Under Malian tax law, income tax expense will be based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.
     The Morila operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2008, 2007 and 2006 respectively, for deduction against future mining income.
15. Notes to the cash flow statement

	2008	2007	2006
	$’000	$’000	$’000
Taxation paid
- Balance at beginning of year	6,574	4,434	6,844
- Charge to income statement	57,971	52,058	57,717
- Offsets against indirect tax receivables	(26,945)	(16,149)	(21,877)
- Movement in deferred taxation	(2,212)	(3,177)	(1,290)
- Balance at end of year	(22,976)	(6,574)	(4,434)

- Tax paid	12,412	30,592	36,960

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Taxation (continued)
15.1 Non-cash transactions
     The principal non-cash transaction is the off-set of income taxes against indirect tax receivables.
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
     Included in receivables is US$15 million net of a present value provision (2007: US$45 million), see note 12, relating to indirect taxes owing to the company by the State of Mali, which are denominated in FCFA.
16.2 Foreign currency and commodity price risk
     In the normal course of business, the company enters into transactions denominated in foreign currencies (primarily Euro and Communauté Financière Africaine Franc). As a result, the company is subject to exposure from fluctuations in foreign currency exchange rates. In general, the company does not enter into derivatives to manage these currency risks. Generally, the company does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. The company does not enter into any contracts or options to manage the foreign currency exchange risk associated with entering into transactions denominated in Euro and CFA. Gold sales are disclosed in US dollars and do not expose the company to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. The company does not currently have any such contracts or options. The company is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

	2008	2007
	$’000	$’000
Cash and cash equivalents includes balances denominated in

- Communauté Financière Africaine franc (CFA)	(6,204)	(13,792)
Accounts receivable and prepayments include balances denominated in
- Communauté Financière Africaine franc (CFA)	12,615	49,096
- South African Rand (ZAR)	31	—
- Euro (EUR)	17	—

Accounts payable includes balances denominated in
- Communauté Financière Africaine franc (CFA)	(6,394)	(3,255)
- South African Rand (ZAR)	(1,350)	(414)
- Pound Sterling (GBP)	(4)	(64)
- Euro (EUR)	(78)	(74)

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Financial risk management (continued)
16.3 Interest rates and liquidity risk
     Fluctuations in interest rates impact on the value of short term cash investments and interest payable on financing activities (including long term loans), giving rise to interest rate risk. In the ordinary course of business, the company receives cash from its operations and is required to fund working capital and capital expenditure requirements. The company generally enters into variable interest bearing borrowings. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. Cash is therefore only held on deposit with reputable banks. The company has in the past been able to actively source financing through public offerings, shareholder loans and third party loans. A 1% change in interest rates on the company’s borrowings would result in a US$2.7 million (2007: US$2.4 million) negative impact on profit before tax. The maturity of borrowings is set out in note 7, the maturity of all other financial liabilities is not later than one year.
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
16.5 Maturity analysis
     The table below analyses the Company’s financial liabilities into the relevant maturity groupings based on the remaining period from the balance sheet to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances will not necessarily agree with the amounts disclosed in the balance sheet.
     At December 31, 2008

		Expected
	Trade and	future
	other	interest		Other financial
	Borrowings	payments	Payables	liabilities
	US$000	US$000	US$000	US$000
Financial liabilities within 1 year, on demand	16,608	2,196	1,065	—
Between 1 and 2 years	—	2,625	990	—
Between 2 and 3 years	—	585	248	—
Between 3 and 4 years	—	—	—	—
Between 4 and 5 years	—	—	—	—
After 5 years	—	—	—	4,040

Total	16,608	5,406	2,303	4,040

     Sensitivities
     The following table sets forth a sensitivity analysis of profit after tax as affected by fluctuations in the gold spot price as at December 31, 2008:

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Financial risk management (continued)
     Sensitivity to Change in Gold Price at December 31, 2008

Change in $ gold price	300	200	100	0	(100)	(200)	(300)
Profit/(loss) after tax ($ millions)	192	165	139	113	86	60	33
17. Fair value of financial instruments
     The following table presents the carrying amounts and fair values of the Company’s financial instruments outstanding at December 31, 2008 and 2007. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	December 31, 2008	December 31, 2008		December 31, 2007
	Classes of Financial	Carrying	Fair	Carrying	Fair
	instruments	amount	value	amount	Value
		$’000	$’000	$’000	$’000
Financial assets
Cash and equivalents	Loans and receivables	27,476	27,476	—	—
Receivables	Loans and receivables	21,815	21,815	62,774	62,774
Financial liabilities
Bank overdrafts	Other financial liabilities	—	—	(12,564)	(12,564)
Accounts payable	Other financial liabilities	16,608	16,608	22,495	22,495

Long-term liabilities	Other financial liabilities	3,210	3,210	5,406	5,406
Short term portion of long term liabilities	Other financial liabilities	2,196	2,196	2,715	2,715
Shareholder’s loan	Other financial liabilities	4,040	4,040	3,860	3,860
     Estimation of fair values
     Receivables, restricted cash, accounts payable, cash and equivalents and bank overdrafts
     The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.
     Long term debt
     The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.
18. Post employment benefits
     Retirement benefits for employees of the Company are provided by the Mali Government social security system to which the Company and its employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended December 31, 2008, 2007 and 2006 amounted to $2.1 million, $2.2 million and $2.6 million respectively.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19. Commitments — Capital expenditure for mining assets
     Capital expenditure for mining assets

	2008	2007
	$’000	$’000
Contracts for capital expenditure	—	—
Authorized but not contracted for	141	1,265

Somadex mining contractor expenditure

	2008	2007
	$’000	$’000

Not later than 1 year	30,178	49,281
Later than 1 year and not later than 5 years	—	23,742
Later than 5 years	—	—

	30,178	73,023

20. Related party transactions
     In terms of the Operator Agreement between Morila SA and AngloGold Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Service Mali SA quarterly in arrears. The management fees for the year ended December 31, 2008 amounted to $0.4 million (2007: $3.2 million) (2006: $3.1 million). With effect from 15 February 2008, Randgold Resources (through Mining Investments Jersey Limited) assumed responsibility for the operatorship of Morila SA and accordingly receives payment of the management fees. The total management fee received for the year amounted to US$3.3 million and the amount outstanding at year end was US$1 million.
     Royalties are payable to the Government of Mali in the form of Ad Valorem taxes and CPS at a total rate of 6% of total sales. The royalties for the year ended December 31, 2008 amounted to $22.2 million (2007: $19.1 million) (2006: $18.9 million). Refer to the Value added tax receivable and Fuel duty receivable in note 11 to the financial statements for the balances owed by the Government of Mali to the Company.
     Notes 11 and 12 to the financial statements set out the other balances receivable and payable relating to fellow subsidiaries.
     Transactions with fellow subsidiaries and shareholders are as follows:

	2008	2007
	$’000	$’000
Sales/services to related parties
- AngloGold Ashanti Limited	1	59
- AngloGold Services Mali S.A.	—	28
- Societe d’Exploitation des Mines d’Or de Sadiola S.A.	188	261
- Societé d’Exploitation des Mines d’’Or de Yatela S.A.	3	2
- Societe des Mines de Loulo S.A.	—	—
- Societé Ashanti Goldfields de Guinée S.A.	180	27
- Geita Gold Mining Limited	—	1

Purchases from related parties
- AngloGold Ashanti Limited	(2,457)	(5,677)
- AngloGold Services Mali S.A.	(810)	(4,260)
- Societe d’Exploitation des Mines d’Or de Sadiola S.A.	23	(21)

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Related party transactions (continued)

	2008	2007
	$’000	$’000
- Societé d’Exploitation des Mines d’’Or de Yatela S.A.	3	(1)
- Geita Gold Mining Limited	1	(91)
- Mining Investments Jersey Limited	(3,300)	—
     Key management remuneration:

	2008	2007	2006
	$’000	$’000	$’000
Short-term employee benefits	2,161	1,636	1,090
Post-employment benefits	—	142	36

	2,161	1,778	1,126

21. Finance income and costs

	2008	2007	2006
	$’000	$’000	$’000
Finance income — interest income on short term deposits	246	362	651
Finance income	246	362	651
Interest expense — borrowings	(2,000)	(2,791)	(3,146)
Unwind of discount on provisions for environmental rehabilitation	(450)	(601)	(593)
Finance costs	(2,450)	(3,392)	(3,739)
Finance costs — net	(2,204)	(3,030)	(3,088)
22. Post balance sheet events
     An amount of US$45 million was declared and paid to shareholders as dividends for the period January 1, 2009 to March 31, 2009.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Randgold Resources Limited:
Our audits of the consolidated financial statements referred to in our report dated June 25, 2007, appearing elsewhere in this Annual Report on Form 20-F, also included an audit of the information presented for the year ended December 31, 2006 in the financial statement schedule listed in Item 18 of this Annual Report on Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein for the year ended December 31, 2006, when read in conjunction with the related consolidated financial statements.
PricewaterhouseCoopers LLP
Chartered Accountants
London, United Kingdom
June 25, 2007

S-1

Schedule 1 — Valuation and Qualifying Accounts

	Balance
	at	Charged to	Unused	Balance at
	beginning	costs and	amounts	end of
$000	of period	expenses	reversed	period
Year ended December 31, 2008
Valuation allowance for impaired receivables	1.1	—	—	1.1
Valuation allowance for impaired asset backed securities	—	10.4	—	10.4
Year ended December 31, 2007
Valuation allowance for impaired receivables	3.2	—	(2.1)	1.1
Valuation allowance for impaired asset backed securities	—	—	—	—
Year ended December 31, 2006
Valuation allowance for impaired receivables	1.6	1.6	—	3.2
Valuation allowance for impaired	—	—	—	—

S-2