Form 20-F
period 2009-12-31
RANDGOLD RESOURCES LTD
filed 2010-03-31
CIK 1175580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
     As of December 31, 2009, the Registrant had outstanding 90,100,795 ordinary shares, par value $0.05 per share.
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
☐ Yes ☑ No

i

GLOSSARY OF MINING TECHNICAL TERMS
The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the terms as used in this annual report (“Annual Report”).

Alteration:	The chemical change in a rock due to hydrothermal and other fluids.

Archaean:	A geological eon before 2.5 Ga.

Arsenopyrite:	An iron arsenic sulfide mineral.

bcm:	Bank cubic meter, a volumetric mining measure, equivalent to a cubic meter.

Birimian:	Geological time era, about 2.1 billion years ago.

Carbonate:	A mineral salt typically found in quartz veins and as a product of hydrothermal alteration of sedimentary rock.

Chalcopyrite:	A copper iron sulfide mineral.

Clastic:	Rocks built up of fragments of pre-existing rocks which have been produced by the processes of weathering and erosion.

Cut-off grade:	The lowest grade of material that can be mined and processed considering all applicable costs, without incurring a loss or gaining a profit.

Development:	Activities required to prepare for mining activities and maintain a planned production level.

Diamond Drilling (DDH):	A drilling method.

Dilution:	Mixing of ore grade material with non-ore grade/waste material in the mining process.

Discordant:	Structurally unconformable.

Disseminated:	A term used to describe fine particles of ore or other minerals dispersed through the enclosing rock.

Dyke:	A sheet-like body of igneous rock which is discordant to bedding or foliation.

EEP:	Exclusive exploration permit.

Electromagnetic:	A geophysical tool used to test the electrical properties of rock to aid exploration.

EP:	Exploration permit.

Exploration:	Activities associated with ascertaining the existence, location, extent or quality of mineralized material, including economic and technical evaluations of mineralized material.

Fault:	A fracture or a zone of fractures within a body of rock.

Feasibility Study:	A comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Feldspar:	An alumino-silicate mineral.

Felsic:	A light colored igneous rock composed of quartz, feldspar and muscovite.

Fold:	A flexure of planar structures within the rocks.

Foliation:	A term used to describe planar arrangements of minerals or mineral bands within rocks.

Footwall:	The underlying side of a fault, orebody or stope.

g/t:	Gram of gold per metric tonne.

Gabbro:	A dark granular igneous rock composed essentially of labradorite and augite.

Gneiss:	A coarse-grained, foliated rock produced by metamorphism.

Gold reserves:	The gold contained within proven and probable reserves on the basis of recoverable material (reported as mill delivered tonnes and head grade).

Gold sales:	Represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of such contracts.

Grade:	The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per tonne of ore.

Granite:	A light colored granular igneous rock composed of quartz and feldspar.

Greenstone:	A field term used to describe any weakly metamorphosed rock.

Greywacke:	A dark gray, coarse grained, indurated sedimentary rock consisting essentially of quartz, feldspar, and fragments of other rock types.

Head grade:	The grade of the ore as delivered to the metallurgical plant.

Hydrothermal:	Pertaining to the action of hot aqueous solutions on rocks.

Igneous:	A rock or mineral that solidified from molten or partially molten material.

In situ:	In place or within unbroken rock or still in the ground.

Ironstone chert:	A rock type with alternating bands of iron oxides and chert.

Kibalian:	A geological time era.

Landsat:	Spectral images of the Earth’s surface.

Leaching:	Dissolution of gold from the crushed and milled material, including reclaimed slime, for absorption and concentration on to the activated carbon.

Lower proterozoic:	Era of geological time between 2.5 billion and 1.8 billion years before the present.

Mafic:	A term used to describe an igneous rock that has a large percentage of iron magnesium minerals.

Measures:	Conversion factors from metric units to US units are provided below:

Metric Unit		US Equivalent
1 tonne	= 1 t	1.10231 tons
1 gram	= 1 g	0.03215 ounces
1 gram per tonne	= 1 g/t	0.02917 ounces per ton
1 kilogram per tonne	= 1 kg/t	29.16642 ounces per ton
1 kilometer	= 1 km	0.621371 miles
1 meter	= 1 m	3.28084 feet
1 centimeter	= 1 cm	0.3937 inches
1 millimeter	= 1 mm	0.03937 inches
1 square kilometer	= 1 sq km	0.3861 square miles

Metamorphism:	A change in the structure or constitution of a rock due to natural agencies, such as pressure and heat.

Mill delivered tonnes:	A quantity, expressed in tonnes, of ore delivered to the metallurgical plant.

Milling/mill:	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

Mineable:	That portion of a mineralized deposit for which extraction is technically and economically feasible.

Mineralization:	The presence of a target mineral in a mass of host rock.

Mineralized material:	A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. A deposit of mineralized material does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Moz:	Million troy ounces.

Mt:	Million metric tonnes.

Open pit:	Mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

Orebody:	A continuous, well-defined mass of material containing sufficient minerals of economic value to make extraction economically feasible.

Ounce:	One troy ounce, which equals 31.1035 grams.

Oxide Ore:	Soft, weathered rock that is oxidized.

Prefeasibility Study:	A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined and includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic, social and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

Probable reserves:	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Prospect:	An area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

Proven reserves:	Reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Pyrite:	A brassy-colored mineral of iron sulfide (compound of iron and sulfur).

Pyrrhotite:	An iron sulfide mineral.

Quartz:	A mineral compound of silicon and oxygen.

Quartzite:	Metamorphic rock with interlocking quartz grains displaying a mosaic texture.

Quartz-tourmaline:	A rock unit created by alteration due to the addition of silica and boron.

Rare Earth Elements (REE):	A collection of 17 chemical elements in the periodic table namely scandium, yttrium and 15 lanthanides.

Refining:	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

Regolith:	Weathered products of fresh rock, such as soil, alluvium, colluvium, sands, and hardened oxidized materials.

Rehabilitation:	The process of restoring mined land to a condition approximating its original state.

Reserve:	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation (RC) drilling:	A drilling method.

Rotary Air Blast (RAB) drilling:	A drilling method.

RP:	Reconnaissance Permit.

Sampling:	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content).

Satellite deposit:	A smaller subsidiary deposit proximal to a main deposit.

Scoping study:	A conceptual study and the preliminary evaluation of the mining project. The principal parameters for a scoping study are mostly assumed and/or factored. Accordingly, the level of accuracy is low. A conceptual study is useful as a tool to determine if subsequent engineering studies are warranted. However, it is not valid for economic decision making nor is it sufficient for reserve reporting.

Sedimentary:	Pertaining to or containing sediment. Used in reference to rocks which are derived from weathering and are deposited by natural agents, such as air, water and ice.

Shear zone:	An elongated area of structural deformation.

Silica:	A naturally occurring dioxide of silicon.

Stockpile:	A store of unprocessed ore.

Strike length:	The direction and length of a geological plane.

Stripping:	The process of removing overburden to expose ore.

Strip ratio:	Ratio of waste material to ore material in an open pit mine.

Sulfide:	A mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite or iron sulfide. Also a zone in which sulfide minerals occur.

Tailings:	Finely ground rock from which valuable minerals have been extracted by milling.

Tonalite:	A type of igneous rock.

Tonnage:	Quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Tonne:	One tonne is equal to 1,000 kilograms (also known as a “metric” ton).

Total cash costs:	Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties.

Trend:	The arrangement of a group of ore deposits or a geological feature or zone of similar grade occurring in a linear pattern.

Ultramafica:	An igneous rock with a very low silica content and rich in iron magnesium minerals.

Volcaniclastic:	Where volcanic derived material has been transported and reworked through mechanical processes.

Volcanisedimentary:	Where volcanic and sedimentary material have been transported and reworked through mechanical processes.

Waste:	Rock mined with an insufficient gold content to justify processing.

Weathered:	Rock broken down by erosion.

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
We are incorporated under the laws of Jersey, Channel Islands with the majority of our operations located in West and Central Africa. Our books of account are maintained in US dollars and our annual and interim financial statements are prepared on a historical cost basis, except as otherwise required under International Financial Reporting Standards as issued by International Accounting Standards Board, (“IFRS”) and in accordance with IFRS. IFRS differs in significant respects from generally accepted accounting principles in the United States, or US GAAP. This Annual Report includes our audited consolidated financial statements prepared in accordance with IFRS. The financial information included in this Annual Report has been prepared in accordance with IFRS and, except where otherwise indicated, is presented in US dollars. For a definition of cash costs, please see “Item 3. Key Information — A. Selected Financial Data”.
Unless the context otherwise requires, “us”, “we”, “our”, or words of similar import, refer to Randgold Resources Limited and its subsidiaries and affiliated companies.
PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
A. SELECTED FINANCIAL DATA
     The following selected historical consolidated financial data have been derived from, and should be read in conjunction with, the more detailed information and financial statements, including our audited consolidated financial statements for the years ended December 31, 2009, 2008, and 2007 and as at December 31, 2009 and 2008, which appear elsewhere in this Annual Report. The historical consolidated financial data as at December 31, 2006 and 2005, and for the years ended December 31, 2006 and 2005 have been derived from our audited consolidated financial statements not included in this Annual Report, as adjusted for the accounting changes relating to stripping costs under IFRS.

     The financial data have been prepared in accordance with IFRS, unless otherwise noted.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
$000:	2009	2008	2007	2006	2005
STATEMENT OF COMPREHENSIVE INCOME DATA:
Amounts in accordance with IFRS
Revenues	432,780	338,572	282,805	258,304	151,502
Profit from operations#	113,764	75,937	63,539	71,616	49,437
Net profit attributable to owners of the parent	69,400	41,569	42,041	47,564	45,507
Basic earnings per share ($)	0.86	0.54	0.60	0.70	0.74
Fully diluted earnings per share ($)	0.84	0.54	0.60	0.69	0.71
Weighted average number of shares used in computation of basic earnings per share (2)	81,022,790	76,300,116	69,588,983	68,391,792	61,701,782
Weighted average number of shares used in computation of fully diluted earnings per share (2)	82,161,851	77,540,198	70,271,915	69,331,035	63,828,996
Other data
Total cash costs ($ per ounce) (1)	510	467	356	296	201

#	Profit from operations is calculated as profit before income tax under IFRS, excluding net finance income/(loss) and profit on sale of Syama.

	At	At	At	At	At
	December 31,	December 31,	December 31,	December 31,	December 31,
$000:	2009	2008	2007	2006	2005
STATEMENT OF FINANCIAL POSITION AMOUNTS:
AMOUNTS IN ACCORDANCE WITH IFRS
Total assets	1,820,168	821,442	780,719	512,164	462,349
Long-term loans	234	1,284	2,773	25,666	49,538
Share capital	4,506	3,827	3,809	3,440	3,404
Share premium	1,317,771	455,974	450,814	213,653	208,582
Retained earnings	305,415	245,982	213,567	178,400	130,836
Other reserves	18,793	(31,387)	(69,391)	(59,430)	(41,000)
Equity attributable to the owners of the parent	1,646,485	674,396	598,799	336,063	301,822
1.	Randgold Resources has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS, they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures or performance, but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance. These measures are further explained below. Total cash cost and total cash cost per ounce are non-GAAP measures. We have calculated total cash costs and total cash costs per ounce using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant, and royalties.

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

The following table lists the costs of producing gold, determined in accordance with IFRS, and reconciles this GAAP measure to total cash costs as defined by the Gold Institute’s guidance, as a non-GAAP measure, for each of the periods set forth below:

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
$000:	December 31,	December 31,	December 31,	December 31,	December 31,
Costs	2009	2008	2007	2006	2005
Mine production costs	$196,318	$186,377	$136,312	$115,217	$66,612
Depreciation and amortization	28,502	21,333	20,987	22,844	11,910
Other mining and processing costs	19,073	13,675	13,638	13,006	7,438
Transport and refinery costs	1,594	2,053	1,595	711	360
Royalties	25,410	19,730	18,307	16,979	10,273
Elimination of inter-company sales	1,047	—	—	—	—
Movement in production inventory and ore stockpiles	5,741	(21,865)	(11,534)	(13,373)	(18,744)

Total cost of producing gold determined in accordance with IFRS	277,685	221,303	179,305	155,384	77,849
Less: Non-cash costs included in total cost of producing gold:
Depreciation and amortization	(28,502)	(21,333)	(20,987)	(22,844)	(11,910)
Total cash costs using the Gold Institute’s guidance	249,183	199,970	158,318	132,540	65,939
Ounces produced *	488,255	428,426	444,573	448,242	328,428
Total production costs per ounce under IFRS ($ per ounce)	569	517	403	347	237
Total cash costs per ounce ($ per ounce)	510	467	356	296	201

*	40% share of Morila and 100% share of Loulo.
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
     Substantially all of our revenue and cash flows have come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors, over which we have no control, including:
•	the demand for gold for investment purposes, industrial uses and for use in jewelry;

•	international or regional political and economic trends;

•	the strength of the US dollar, the currency in which gold prices generally are quoted, and of other currencies;

•	market expectations regarding inflation rates;

•	interest rates;

•	speculative activities;

•	actual or expected purchases and sales of gold bullion holdings by central banks, the International Monetary Fund, or other large gold bullion holders or dealers;

•	hedging activities by gold producers; and

•	the production and cost levels for gold in major gold-producing nations.
     The volatility of gold prices is illustrated in the following table, which shows the approximate annual high, low and average of the afternoon London Bullion Market fixing price of gold in US dollars for the past ten years.

	Price Per Ounce ($)
Year	High	Low	Average
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	444
2006	725	525	604
2007	841	608	695
2008	1,011	712	871
2009	1,213	810	972
2010 (through February)	1,153	1,058	1,107
     If gold prices should fall below and remain below our cost of production for any sustained period we may experience losses, and if gold prices should fall below our cash costs of production we may be forced to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover from any losses we may incur during that period and on our ability to maintain adequate reserves. Our total cash cost of production per ounce of gold sold was $510 in the year ended December 31, 2009, $467 in the year ended December 31, 2008, and $356 in the year ended December 31, 2007. We expect that Morila’s cash costs per ounce will rise as the life of the mine advances as a result of expected declining grade, which will adversely affect our profitability in the absence of any mitigating factors. The high grades expected from the underground mining at Loulo will, in the absence of any other increases, have a positive impact on unit costs.
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
     Fuel, power and consumables, including diesel, steel, chemical reagents, explosives and tires, form a relatively large part of our operating costs. The cost of these consumables is impacted to varying degrees, by fluctuations in the price of oil, exchange rates and a shortage of supplies.
     Such fluctuations have a significant impact upon our operating costs and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for mining projects, new and existing, and could even render certain projects non-viable.
Any appreciation of the currencies in which we incur costs against the US dollar could adversely affect our results of operations.
     While our revenue is derived from the sale of gold in US dollars, a significant portion of our input costs are incurred in currencies other than the dollar, primarily Euro, South African Rand, Communauté Financière Africaine franc and the Congolese franc. Accordingly, any appreciation in such other currencies could adversely affect our results of operations.
Our results of operations have been adversely affected by increases in fuel prices, and we would be adversely affected by future increases in fuel prices or disruptions in the supply of fuel.
     Our results are significantly affected by the price and availability of fuel, which are in turn affected by a number of factors beyond our control. Fuel prices are volatile and increased significantly in 2008. While prices decreased significantly in 2009, they remain higher than historical standards. In the year ended December 31, 2009, the cost of fuel and other power generation costs comprised 25% of our operating costs and the annual price decrease of our landed fuel was 16%.
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
     By December 2007, Morila had successfully concluded a reimbursement protocol with the Government of Mali for all TVA reimbursements it was owed up to June 2005. Morila was unable to conclude a second protocol subsequent to December 2007, however, and pursuant to its establishment convention, began offsetting TVA reimbursements it was owed against corporate and other taxes payable by Morila to the Government of Mali. As a result of the offsets, the TVA owed by the Government of Mali to Morila declined to $2.6 million at December 31, 2009. Morila is in discussions with the Malian fiscal authorities in order to ensure that the tax offsets are accurately recorded and recognized, although we cannot assure you that the Government of Mali will ultimately recognize the tax offsets.
     At June 30, 2009, TVA owed by the Government of Mali to Loulo stood at $16.2 million. This amount has increased by $20.8 million to $37.0 million at December 31, 2009 due to the end of the exoneration period on November 8, 2008.
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
     Up to June 2005, Morila was responsible for paying to diesel suppliers the customs duties which were then paid to the Government of Mali. Our operations at Morila and Loulo could claim reimbursement of these duties from the Government of Mali on presentation of a certificate from Société Générale de Surveillance. During the third quarter of 2003, the Government of Mali began to reduce payments to all the mines in Mali due to irregularities involving certain small exploration companies. The Government of Mali has since given full exoneration from fuel duties to the mining industry so that fuel duties are no longer payable. However, a portion of previously paid duties remain outstanding, principally, the duties paid for the period June 2005 to December 2005. Our share of the amounts owing to Morila was $0 on December 31, 2009 and $2.1 million on December 31, 2008. Amounts owing to Loulo were $0.7 million on December 31, 2009 and $0.7 million on December 31, 2008. At December 31, 2009, Morila’s outstanding fuel duties were offset in full against corporate and other taxes payable by the mine.
     If Morila and Loulo are unable to recover these amounts, or if the amounts offset are not recognized, then their results of operations and financial position would be adversely affected, as would their ability to pay dividends to their shareholders. Accordingly, our business, cash flows and financial condition will be adversely affected if anticipated dividends are not paid.
Certain factors may affect our ability to support the carrying value of our property, plant and equipment, and other assets on our consolidated statement of financial position.
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
     During 2008 and 2009, we recorded impairment charges against our auction rate securities, or ARS, which are described in the following paragraph.
We have invested in debt instruments for which the market has become substantially illiquid.
     We have invested in debt instruments for which the market has become substantially illiquid. We had cash and cash equivalents of $590 million as of December 31, 2009. In addition, we had available-for-sale financial assets with a carrying value of approximately $29.0 million as of December 31, 2009. The available-for-sale financial assets consist of auction rate securities, or ARS. In the third quarter of fiscal year 2007, ARS with a cost value of $49 million failed at auctions due to the sudden and unusual deterioration in the global credit and capital markets, and have since experienced multiple failed auctions. Consequently, the funds associated with these investments will not be accessible until a successful auction occurs, a buyer is found outside of the auction process or the underlying securities have matured.
     We made provisions against these ARS of $9.6 million in 2009 following the deterioration of the underlying credit ratings of the collateral of certain of the ARS. The trading market for these instruments has become substantially illiquid as a result of current conditions in the markets. As these investments have been illiquid for more than twelve months and there is no certainty that they will become liquid within the next twelve months, these assets have continued to be classified as non-current available-for-sale financial assets in order to accurately reflect their nature. Management estimates the fair value of these investments at each reporting period. Management applies a mark to model valuation method. Continued uncertainties in the credit and capital markets may result in additional impairment provisions, which could adversely impact our financial condition, current asset position and reported earnings. Furthermore, there can be no assurance that we will be successful in our actions against the bank or the individual brokers that we have commenced, which are described in this Annual Report under Item 4. “Business Overview-Legal Proceedings.”
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
     We believe that we are entitled to recover certain amounts from MDM, including advances of $10.5 million (December 31, 2008: $12.1 million) included in receivables as at December 31, 2009. Of this latter amount, $7 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets. In January 2009, the liquidator declared and paid the first dividend of $0.1 million from the insolvent estate, leaving an outstanding balance of $10.5 million (stated net of a present value and impairment provision of $1.1 million) as at December 31, 2009.
     As part of our efforts to recoup the monies owed to us, MDM was put into liquidation on February 1, 2006. This resulted in a South African Companies Act Section 417 investigation into the business and financial activities of MDM, its affiliated companies and their directors. This investigation was completed in the last quarter of 2007 and the liquidators have issued their report that confirms that MDM’s liabilities exceeded its assets.
     Our ability to recover in full the $10.5 million included in receivables is dependent on the amounts which can be recovered from the performance bonds, personal guarantees and other assets provided as security. Any shortfall is expected to be recovered from any free residue accruing to the insolvent estate. The aggregate amount which will ultimately be recovered cannot presently be determined. The financial statements do not reflect any additional provision that may be required if the $10.5 million cannot be recovered in full. Our results of operations may be adversely affected if we are unable to recover the amounts advanced by us to MDM. Any part of the $10.5 million included in accounts receivable which cannot in fact be recovered will need to be charged as an expense. The ultimate outcome of this claim cannot presently be determined and there is significant uncertainty surrounding the amount that will ultimately be recovered.
We may incur losses or lose opportunities for gains as a result of our use of derivative instruments to protect us against low gold prices.
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
Our underground project at Loulo, developing two mines at Yalea and Gara, is subject to all of the risks associated with project development and underground mining.
     Development of the underground mine at Yalea commenced in December 2006 and first ore was mined in April 2008. These planned mines represent our entry into the business of underground mining, and the commencement of underground mining in Mali by any mining company. In connection with the development of the underground mines, we must build the necessary infrastructure, the costs of which are substantial. The underground mines may experience unexpected problems and delays during their development and construction. Delays in the commencement of gold production could occur and the development costs could be larger than expected, which could affect our results of operations and profitability.
     Since the commencement of the underground operations at Yalea, in working with a mining contractor, we have experienced a number of challenges which have led to delays and slower build up of production. These challenges included the availability of the underground fleet, the ability to drill and blast up holes and the contractor’s poor safety record.
     Following these setbacks experienced during 2009, we terminated the underground mining contract with the contractor and have assumed responsibility for underground mining at Loulo. While we have experienced significant improvement in our results at Loulo during December 2009, the development and operation of the underground mine has been negatively impacted by these issues and resulting delays, and we cannot assure you that such issues are fully resolved or that we will not have future delays.
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
     Our ability to operate successfully in communities will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the health, safety and well-being of our employees, the protection of the environment, and the creation of long-term economic and social opportunities in the communities in which we operate. We seek to promote improvements in health and safety, environmental performance and community relations. However, our ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well-being of our employees, the environment or the communities in which we operate.
     In July 2009, the Loulo mine experienced some disruption, caused by a small group of disaffected people unable to secure long term employment at the mine. The disruption resulted in some damage to the tailings pipeline as well as to some accommodation units and other property. All operations were suspended for 36 hours, following which all mining and processing operations were restored and operating back at normal capacity. We cannot assure you that similar events will not happen in the future, or that such events will not adversely affect our results of operations and properties.
Actual cash costs of production, production results and economic returns may differ significantly from those anticipated by our feasibility studies and scoping studies for new development projects, including Tongon.
     It can take a number of years from initial feasibility studies of a mining project until development is completed and, during that time, the economic feasibility of production may change. The economic feasibility of development projects is based on many factors, including the accuracy of estimated reserves, metallurgical recoveries, capital and operating costs and future gold prices. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Thus it is possible that actual costs and economic returns may differ materially from our estimates.
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
     At our Tongon project in Côte d’Ivoire, our board approved the development of the new mine based on the strength of a feasibility study. A final draft of the proposed mining convention was submitted to Côte d’Ivoire’s Ministry of Mines and Energy in 2008 and progress has been made regarding the approval of the mining convention, with the Tongon Mining License presently awaiting signature. Construction of the mine commenced at the end of 2008 with first gold production scheduled for the fourth quarter of 2010. We cannot provide any assurance that the project will ultimately result in a new commercial mining operation, or that a new commercial mining operation will be successful.
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
     The countries of Mali, Senegal, Burkina Faso, DRC and Côte d’Ivoire have, since independence, experienced some form of political upheaval with varying forms of changes of government taking place. Côte d’Ivoire has experienced several years of political chaos, including an attempted coup d’état. The political situation in that country is normalizing and national elections are anticipated in 2010.
     Goods are supplied to our operations in Mali through Ghana and Senegal, which routings have, to date, functioned satisfactorily. Our operations at Morila have been adversely affected by the higher transportation costs for diesel that now has to be delivered via

Senegal. Any present or future policy changes in the countries in which we operate may in some way have a significant effect on our operations and interests.
     The mining laws of Mali, Côte d’Ivoire, Senegal, Burkina Faso, and DRC stipulate that, should an economic orebody be discovered on a property subject to an exploration permit, a permit that allows processing operations to be undertaken must be issued to the holder. Legislation in these countries currently provides for the relevant government to acquire a free ownership interest in any mining project. The requirements of the various governments as to the foreign ownership and control of mining companies may change in a manner which adversely affects us.
     We are subject to various political and economic uncertainties associated with operating in the Democratic Republic of the Congo, and the success of the Kibali project will depend in large part on our ability to overcome significant challenges.
     We are subject to risks associated with operating the Kibali project in the Democratic Republic of the Congo (“DRC”). The Kibali project is located in the north-east region of the DRC and is subject to various levels of political, economic and other risks and uncertainties associated with operating in the DRC. Some of these risks include political and economic instability, high rates of inflation, severely limited infrastructure, lack of law enforcement, labor unrest, and war and civil conflict. In addition, the Kibali project is subject to the risks inherent in operating in any foreign jurisdiction including changes in government policy, restrictions on foreign exchange, changes in taxation policies, and renegotiation or nullification of existing concessions, licenses, permits and contracts.
     The DRC is an impoverished country with physical and institutional infrastructure that is in a debilitated condition. It is in transition from a largely state-controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Kibali project.
     Any changes in mining or investment policies or shifts in political attitude in the DRC may adversely affect operations and/or profitability of the Kibali project. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. These changes may impact the profitability and viability of the Kibali project.
     Furthermore, the Kibali project is located in a remote area of the DRC, which lacks basic infrastructure, including adequate roads and other transport, sources of power, water, housing, food and transport. In order to develop any of the mineral interests, facilities and material necessary to support operations in the remote locations in which they are situated must be established. The remoteness of the mineral interests would affect the potential viability of mining operations, as we would also need to establish substantially greater sources of power, water, physical plant, roads and other transport infrastructure than are currently present in the area. More specifically, we must obtain necessary licenses from the government to construct and operate hydropower stations, which will necessarily involve reconfiguring, refurbishing and maintaining existing stations. Our ability to produce sufficient power for the Kibali will be adversely affected to the extent such licenses cannot be obtained, or we are unable to comply with the conditions of such licenses.
     Moreover, the north-east region of the DRC has undergone civil unrest and instability that could have an impact on political, social or economic conditions in the DRC generally. The instability must be appropriately addressed in order for us to build and operate a mine at the Kibali project site. The impact of unrest and instability on political, social or economic conditions in the DRC could result in the impairment of the exploration, development and operations at the Kibali project.
     The communities near the Kibali project need to be resettled in an orderly manner and peaceful manner to allow the development and operation of a mine at the site. We have committed to assist the DRC government in these efforts. Any failure to complete the settlement plan successfully will materially and adversely affect our ability to build and operate a mine at the Kibali project site.
Under our joint venture agreement with AngloGold Ashanti Limited, or AngloGold Ashanti, we jointly manage Morila and the Kibali project, and any disputes with AngloGold Ashanti over the management of Morila or the Kibali project could adversely affect our business.
     We jointly control Morila SA, the owner of the Morila mine, and Kibali Goldmines SPRL, the owner of the Kibali project, with AngloGold Ashanti under joint venture agreements. We are responsible for the day-to-day operations of Morila and the Kibali project, subject to the overall management control of the Morila SA and Kibali Goldmines boards, respectively. Substantially all major management decisions, including approval of a budget for Morila and the Kibali project, must be approved by the Morila SA and Kibali Goldmines boards, respectively. We and AngloGold Ashanti retain equal representation on the boards, with neither party holding a deciding vote. If a dispute arises between us and AngloGold Ashanti with respect to the management of Morila SA or

Kibali Goldmines, and we are unable to amicably resolve the dispute, we may have to participate in arbitration or other proceeding to resolve the dispute, which could materially and adversely affect our business.
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
     Following setbacks experienced during 2009 at Loulo, we terminated the underground mining contract with the contractor and assumed responsibility for the underground mining.
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
     The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the US and abroad, which continued throughout 2009 and may continue in 2010 and beyond, all of which will have an impact on the availability and terms of credit and capital in the near term. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on our ability to raise capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and results of operations.
Regulations and pending legislation governing issues involving climate change could result in increased operating costs which could have a material adverse effect on our business.
     A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us, our venture partners and our suppliers, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the emotion, political significance and uncertainty around the impacts of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These impacts may adversely impact the cost, production and financial performance of our operations.
We may not pay dividends to shareholders in the near future.
     We paid our fourth dividend since 2007 to ordinary shareholders in March 2010. It is our policy to pay dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors, including capital expenditures. We cannot guarantee that dividends will be paid in the future.
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
     In order to enforce any judgment rendered by any Federal or state court in the United States in Jersey, proceedings must be initiated by way of common law action before a court of competent jurisdiction in Jersey. The entry of an enforcement order by a court in Jersey is conditional upon the following:
•	that the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by Jersey law with reference to the jurisdiction of the foreign courts;

•	that the judgment is final and conclusive — it cannot be altered by the courts which pronounced it;

•	that there is payable pursuant to a judgment a sum of money, not being a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty;

•	that the judgment has not been prescribed;

•	that the courts of the foreign country have jurisdiction in the circumstances of the case;

•	that the judgment was not obtained by fraud; and

•	that the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the rules of natural justice which require that documents in the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.
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
     We must continually seek to replenish our ore reserves depleted by production to maintain production levels over the long term. Ore reserves can be replaced by expanding known ore bodies or exploring for new deposits. Exploration for gold is highly speculative in nature. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our mineral exploration rights may not contain commercially exploitable reserves of gold. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology. Our operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as:
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
     The incidence of AIDS in Mali, Côte d’Ivoire, Senegal and the DRC, which has been forecast to increase over the next decade, poses risks to us in terms of potentially reduced productivity and increased medical and insurance costs. The exact extent to which our workforce is infected is not known at present. The prevalence of AIDS in the countries in which we operate and among our workforce could become significant. Significant increases in the incidence of AIDS infection and AIDS-related diseases among members of our workforce in the future could adversely impact our operations and financial condition.
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
     In February 2004, we announced that we would develop a new mine at Loulo in western Mali. Construction continued through 2005 and the new open pit mine went into production in October 2005. In addition, our board agreed to proceed with the development of the underground mine and, after the award of the development contract, work commenced with the construction of the boxcut at the Yalea mine in August 2006. This boxcut has been completed and the first blast into hard rock took place on December 22, 2006. First ore was mined in the second quarter of 2008 and full production is scheduled for 2010. Completion of the boxcut at Loulo’s second underground mine, Gara, is scheduled for the first quarter of 2010 and with development due to start in the second quarter of 2010, we expect to access the first ore by the end of 2010.
     In April 2004, Resolute Mining Limited, or Resolute, acquired the Syama mine from us. Resolute has subsequently paid us $6 million in cash and has assumed liabilities of $7 million, of which $4 million owing to ourselves has been settled. The agreement entered into in June 2004 between the parties provides for the payment of a production royalty by Resolute to us relating to Syama’s production equal to $10 per ounce on the first million ounces produced by Syama and $5 per ounce on the next three million ounces produced by Syama. This royalty payment is capped at $25 million. We received our first royalties in 2009.
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
     During 2007, peace initiatives in Côte d’Ivoire continued and we completed a feasibility study which allowed our board to approve the development of the new mine at Tongon subject to the approval of the mining convention by the Côte d’Ivoire Minister of Mines and Energy. Construction of the mine started at the end of 2008 and first gold production is scheduled for the fourth quarter of 2010.
     On August 4, 2009, we completed a public offering of 5,750,000 of our ordinary shares, including ADSs, resulting in gross proceeds to us of $341.8 million. The proceeds from the offering are being used to fund the feasibility studies for the Gounkoto and Massawa projects, to develop the Gounkoto, Massawa and Kibali projects, and for other organic and corporate opportunities, including possible acquisitions.
     On October 15, 2009, we completed the acquisition of 50% of Moto Goldmines Limited (“Moto Goldmines), in conjunction with Anglogold Ashanti, which resulted in a 50:50 joint venture control of the Kibali project in the DRC. On December 22, 2009 we completed a further acquisition of a 20% interest, on behalf of the joint venture, from L’Office des Mines d’Or de Kilo-Moto (“Okimo”), the parastatal mining company of the DRC, resulting in an effective interest in the Kibali project of 45%.
     Developments during 2009 relating to MDM are discussed more fully in “Item 4. Information on the Company — B. Business Overview — Legal Proceedings”.
Principal Capital Expenditures
     Capital expenditures incurred for the year ended December 31, 2009 totaled $196.7 million compared to $85 million for the year ended December 31, 2008, and $47.9 million for the year ended December 31, 2007. As of December 31, 2009, our capital commitments amounted to $135.8 million, principally for the Loulo underground project and Tongon Project. The capital expenditures will be financed out of internal funds. The capital cost for both Loulo underground mines is expected to amount to approximately $210 million for the next three years. The capital cost for the Tongon mine is expected to amount to approximately $180 million for the next three years. The capital cost for Gounkoto is expected to amount to approximately $240 million for the next three years. The capital cost for Massawa is expected to amount to approximately $150 million for the next three years. The capital cost for our share of the Kibali project is expected to amount to approximately $150 million for the next three years.
Recent Developments
     During 2009, we acquired from New Mining Côte d’Ivoire SA (“New Mining CI”) an additional 5% interest in Société des Mines de Tongon SA, the owner of the Tongon project for $10 million, increasing our stake in the project from 84% to 89%. New Mining CI now holds a 1% interest and government participation remains at 10%.
     During 2009, we acquired a 45% interest in the Kibali project as set out above. In 2009, we also sold our Kiaka project in Burkina Faso to Volta Resources for $10.7 million (net of $0.3 million of transaction costs) consisting of 20 million shares of its stock and deferred cash consideration of C$4 million.
B. BUSINESS OVERVIEW
OVERVIEW
     We engage in gold mining, exploration and related activities. Our activities are focused on West and Central Africa, some of the most promising areas for gold discovery in the world. In Mali, we have an 80% controlling interest in the Loulo mine through Somilo SA. The Loulo mine is currently mining from two large open pits, several smaller satellite pits and one underground mine and is developing a further underground mine. We also own 50% of Morila Limited, which in turn owns 80% of Morila SA, the owner of the Morila mine in Mali. In addition, we own an effective 89% controlling interest in the development stage Tongon project located in the neighboring country of Côte d’Ivoire, which is under construction and anticipated to be in production by the fourth quarter of 2010. We also own an effective 83.25% controlling interest in the Massawa project in Senegal where we completed a scoping study in March 2009 and a prefeasibility study at the end of 2009, and which is now in the feasibility stage. In 2009, we announced a new discovery on our Loulo permit, Gounkoto, which is located approximately 25 kilometers south of the existing mine. Also in 2009, we acquired a 45% interest in the Kibali project, which is located in the DRC. We also have exploration permits and licenses covering substantial areas in Burkina Faso, Côte d’Ivoire, DRC, Mali, and Senegal. At December 31, 2009, we declared proven and probable reserves of 15.56 million ounces attributable to our percentage ownership interests in Loulo, Morila, Tongon, Gounkoto, Massawa and Kibali.
     Our strategy is to create value for all our stakeholders by finding, developing and operating profitable gold mines. We seek to discover significant gold deposits, either from our own phased exploration programs or the acquisition of early stage to mature exploration programs. We actively manage both our portfolio of exploration and development properties and our risk exposure to any particular geographical area. We also routinely review opportunities to acquire development projects and existing mining operations and companies.
Loulo
     In February 2004, we announced that we would develop a new mine at Loulo in western Mali. In 2005, we commenced open pit mining operations at the Gara and Yalea pits. In 2009, its fourth year of production, the Loulo mine produced 351,591 ounces of gold at a total cash cost of $522 per ounce. We estimate that the mine will produce approximately 400,000 ounces in 2010. We currently anticipate that mining at Loulo will continue through 2029.
     We commenced development of the Yalea underground mine in August 2006 and first ore was accessed in April 2008 with full production expected in 2010. We anticipate that we will commence development of Loulo’s second underground mine, Gara, in the second quarter of 2010 with first ore scheduled to be delivered to the plant by the end of 2010.
     The focus of exploration at Loulo is to continue to explore and discover additional orebodies within the 372 square kilometer permit. To date, we have identified numerous additional targets that are subject to further exploration and drilling, including one significant prefeasibility stage target, Gounkoto.
Gounkoto
     Gounkoto is located approximately 25 kilometers south of Loulo’s existing mining operations.
     Following the completion of the first drill campaign, mineralized material of 13.1 million tonnes at a grade of 6.29g/t for 2.65 million ounces was estimated from the first 19 diamond holes, nine RC holes and three trenches over a one kilometer strike length. The P64 target, which features 250 strike meters of similar alteration and mineralization, is located 300 meters to the northwest of Gounkoto, while the Faraba deposit, with mineralized material of 6.78 million tonnes at an average grade of 2.60g/t for 565,000 ounces, is located 2.5 kilometers to the southeast.
     Infill drilling as part of the prefeasibility, which is on track for completion at the end of the first quarter of 2010, has identified total mineralized material of 13.14 million tonnes at a grade of 6.81g/t for 2.88 million ounces. An open pit probable ore reserve of 7.47 million tonnes at 6.83g/t for 1.64 million ounces has been calculated based on a $700/oz gold price.
Morila
     In 1996, we discovered the Morila deposit, which we financed and developed and has been our major gold producing asset to date. Since production began in October 2000, Morila has produced more than 5.5 million ounces of gold at a total average cash cost of $196 per ounce. Morila’s total production for 2009 was 341,661 ounces at a cash cost of $480 per ounce. Consistent with the mine plan, Morila ceased in pit mining in April 2009 and is currently processing lower grade stockpiles, which will continue through 2013.
Tongon
     The Tongon project is located within the Nielle exploration permit in the north of Côte d’Ivoire, 55 kilometers south of the border with Mali.
     We commenced construction of the Tongon gold mine at the end of 2008. Gold production is projected to build up to average over 290,000 ounces in the first two years of operation and average over 270,000 ounces per annum over 10 years to give a total of 2.88 Mozs for the Life of Mine. First gold production from the mine is scheduled for the fourth quarter of 2010.
     The focus of exploration at Tongon is to continue to explore and discover additional orebodies within the 751 square kilometer Nielle permit.
Massawa
     We made a significant new gold discovery at our Massawa project located in Senegal during 2008. The Massawa target was first identified in 2007 and is located in eastern Senegal, approximately 60 kilometers west of the Malian border. In 2009, we declared a probable open pit ore reserve of 10.51 million tonnes at a grade of 4.62g/t for 1.56 million ounces.
     A successful scoping study was completed for Massawa in the first quarter of 2009 which met all of our investment criteria and we determined to advance the project to prefeasibility. The prefeasibility study was completed at the end of 2009. The prefeasibility program concentrated on 4 kilometers of continuous mineralization which is part of a much larger (8 kilometer long) mineralized trend, which is open in all directions. Surrounding the Massawa target are a number of untested soil anomalies and conceptual targets. Mineralization occurs in up to five sub-parallel structures where fluids have exploited an intense zone of brittle/ductile deformation at the contact between a volcaniclastic and sedimentary unit, however at present only the largest structure is being modeled for resource purposes. In total, 60,000 meters of drilling were completed for the prefeasibility study and we declared open pit probable ore reserves of 10.51 million tonnes at a grade of 4.62g/t for 1.56 million ounces. The feasibility study is scheduled for completion by the end of 2010. The feasibility study is scheduled for completion by the end of 2010.
     While the exploration work concentrated on Massawa during 2009, the Mako Belt as a whole is highly prospective and, in addition to Massawa, there are a number of satellite targets requiring follow-up exploration.
Kibali
     Our interest in the Kibali project was acquired following the acquisition of Moto Goldmines, in conjunction with AngloGold Ashanti, and the further acquisition of a 20% interest from Okimo on behalf of the joint venture. The Kibali project is located approximately 560 kilometers northeast of the city of Kisangani and 150 kilometers west of the Ugandan border town of Arua in the northeast of the DRC.
     Following the acquisition, we updated the mineral reserves. New reserve numbers reflect a significant increase in underground probable ore reserves to almost 6 million ounces, bringing the total probable ore reserve number to 9.2 million ounces, a 67% increase from the previous declaration.
     The overall program to complete the initial investment phase to establish gold production at Kibali is estimated to take approximately four years, with first gold expected early in 2014.
     We have established geological team on site at Kibali with the primary objective to complete a detailed geological analysis of the Karagba-Chauffeur-Durba (KCD) deposit, to ultimately understand the geology, structure, alteration and mineralization and to construct a geological model to support the update of the ore reserves.
Exploration
     We have an extensive portfolio of exploration projects in both West and Central Africa. In 2009, we concentrated our exploration activities on the continued evaluation of the Massawa deposit in Senegal, the discovery of the new multi-million ounce high grade gold deposit at Gounkoto in Mali, the definition of satellite deposits at Loulo, and geological modeling and update of the ore reserves at the Kibali gold deposit in the DRC. We are exploring in five African countries with a portfolio of 250 targets on 13,624 square kilometers of groundholding. We target profitable gold deposits that have the potential to host mineable gold reserves of three million ounces or more. Our business strategy of organic growth through exploration has been validated by our discovery and development track record, including the Morila and Loulo mines, the Tongon project and the Massawa and Gounkoto discoveries. In 2009, we decided to terminate our active exploration programs in Tanzania and Ghana.
OWNERSHIP OF MINES AND SUBSIDIARIES
     Morila is owned by a Malian company, Société des Mines de Morila SA (Morila), which in turn is owned 80% by Morila Limited and 20% by the Malian government. Morila Limited is jointly owned by Randgold and AngloGold Ashanti Limited and the mine is controlled by a 50:50 joint venture management committee. Responsibility for the day-to-day operations rests with Randgold.
     Loulo is controlled by a Malian company, Société des Mines de Loulo SA (Somilo), which is owned 80% by Randgold and 20% by the Malian government.
     Tongon is controlled by an Ivorian company, Société des Mines de Tongon SA, in which Randgold has an 89% interest, the government of Côte d’Ivoire 10% and 1% is held by a local Ivorian company.
     The Kibali project is controlled by a 50:50 joint venture, between Randgold and AngloGold Ashanti Limited, which holds an effective 90% interest in Kibali Goldmines SPRL. The remaining 10% of the shares are held by Okimo, the parastatal mining company of the Democratic Republic of Congo. Randgold thus has an effective 45% interest in the Kibali project. Our interest in this project was acquired following the acquisition of Moto Goldmines Limited, in conjuction with AngloGold Ashanti, and the further acquisition of a 20% interest from Okimo on behalf of the joint venture.
     The Gounkoto project is located on the Loulo Exploitation Permit. Accordingly, we hold an effective 80% interest in the Gounkoto project through our interest in Loulo.
     We hold an effective 83.25% interest in the Massawa project. The government of Senegal retains a 10% carried interest in the project, with the balance held by our Senegalese joint venture partner.
GEOLOGY
     The Central African gold belts have a long history of gold production, particularly during the colonial era but due to regional instability they have seen little modern exploration. The Kibalian greenstone belts of north eastern DRC are comprised of Archaean

Kibalian (Upper and Lower) volcanisedimentary rocks and ironstone-chert horizons metamorphosed to greenschist facies. They are cut by regional-scale north, east, northeast and northwest trending faults and are bounded to the north by the Middle Achaean West Nile granite-gneiss complex and cut to the south by the Upper Zaire granitic complex. Our Kibali gold project is located within the Moto greenstone.
     West Africa is one of the more geologically prospective regions for gold deposits in the world. Lower Proterozoic rocks are known to contain significant gold occurrences and exist in West Africa in abundance. The Birimian greenstone belts, part of the Lower Proterozoic, which are younger than the Archaean greenstones of Canada, Australia and South Africa, contain similar types of ore deposits and are located in Ghana, Côte d’Ivoire, Burkina Faso, Guinea, Mali, Senegal and Niger. Although a significant amount of geological information has been collected by government and quasi-government agencies in West Africa, the region has largely been under-explored by mining and exploration companies using modern day technology. Most of our exploration properties are situated within the Birimian Formation, a series of Lower Proterozoic volcanic and sedimentary rocks. The West African Birimian sequences host a number of world class gold deposits and producing gold mines.
     Our strategy was initiated before the current entry of our competitors into West Africa and we believe that this enabled us to secure promising exploration permits in the countries of Côte d’Ivoire, Mali, Burkina Faso, and Senegal at relatively low entry costs.
ORE RESERVES
     Only those reserves which qualify as proven and probable reserves for purposes of the SEC’s Industry Guide Number 7 are presented in this Annual Report. Pit optimization and open pit designs are carried out at a gold price of $700 per ounce. Underground reserves are also based on a gold price of $700 per ounce.
     Morila reserves have been estimated by Mr. Stephen N’dede, the Morila Manager Mining. The Loulo mine mineral reserves were calculated by Mr. Samuel Baffoe, Mr. Alexander Oduro and Mr. Chris Moffat and supervised by Mr. Onno ten Brinke, Chief Mine Planning Engineer. The Gounkoto, Tongon and Massawa project mineral reserves were estimated by Mr. Onno ten Brinke. At the Kibali project, open pit mineral reserves were estimated by Mr. Quinton de Klerk, a director of Cube Consulting and underground mineral reserves were estimated by Mr. Paul Kerr, an officer of SRK Consulting Perth. All reserves were verified and approved by Mr. Rodney Quick, our General Manager: Evaluation and Environment.
     Total reserves as of December 31, 2009, amounted to 186.01 million tonnes at an average grade of 3.92g/t, for 23.45 million ounces of gold of which 15.56 million ounces are attributable to us.
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
     The following table summarizes the declared reserves at our mines and project as of December 31, 2009:

	Proven Reserves			Probable Reserves			Total Reserves
Operation/	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
Project	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Morila +	9.85	1.74	0.55	6.91	1.14	0.25	16.76	1.49	0.80
Loulo * +	5.55	3.48	0.62	43.91	4.54	6.41	49.45	4.42	7.03
Tongon +	—	—	—	38.02	2.63	3.22	38.02	2.63	3.22
Gounkoto +	—	—	—	7.47	6.83	1.64	7.47	6.83	1.64
Massawa +	—	—	—	10.51	4.62	1.56	10.51	4.62	1.56
Kibali+	—	—	—	63.80	4.48	9.19	63.80	4.48	9.19

*	Includes Loulo underground.

+	Our attributable share of Morila is 40%, Loulo 80%, Gounkoto is 80%, Tongon 89%, Massawa 83.25% and Kibali 45%.
     At Loulo and Morila mines a 10% mining dilution at zero grade and an ore loss of 5% has been incorporated into the estimates of reserves and are reported as mill delivered tonnes and head grades. At the Tongon project a dilution of 15% at zero grade and an ore loss of 2% has been modelled for the Southern zone and for the Northern zone, dilution has been set at 10% with ore loss at 3%. At Gounkoto and Massawa a dilution of 10% and an ore loss of 3% has been used. Metallurgical recovery factors have not been applied to the reserve figures since these are the estimates of the material to be delivered to the mill. Metallurgical recovery is used to determine the cut off grade at which to report mineral reserves The average metallurgical recovery factors used are 89% for the Morila mine, 93.5% for the Loulo open pit material and 90.5% for Loulo underground material, 90.8% for the Tongon project, 91% for the Gounkoto project, 90% for the Massawa project and between 83 and 86% for Kibali open pit projects depending on ore type and 91% for Kibali underground material.
MINING OPERATIONS
Loulo
     The Loulo mine was officially opened on November 12, 2005. Loulo is controlled by a Malian company, Société des Mines de Loulo SA (Somilo), which is owned 80% by us and 20% by the Malian government. The Loulo mine complex is comprised of two open pit operations, Yalea and Gara, and two corresponding underground mines, the first of which has commenced operations and the second which is now in construction.
     Loulo is located in western Mali, bordering Senegal, adjacent to the Falémé River. The mine is located within the Kedougou-Kéniéba inlier of Birimian rocks which hosts several major gold deposits, namely Gara, Yalea and Gounkoto on the Loulo lease as well as Sadiola and Yatela in Mali and the Senegalese deposits of Massawa and Sabodala.
     In 2009, Loulo produced 351,591 ounces of gold at a total cash cost of $522 per ounce, within 2% of budgeted production, despite a change in the underground mining schedule. The mine reported gold sales of $302 million and profit from mining of $118.3 million.

Production results for the 12 months ended December 31,	2009	2008
Total mined (Mt)	27.98	26.23
Ore mined (Mt)	3.35	3.40
Mined grade (g/t)	3.71	3.02
Strip ratio (waste:ore)	8.5:1	6.9:1
Ore milled (Mt)	2.95	2.72
Head grade (g/t)	4.22	3.22
Recovery (%)	87.7	91.2
Ounces produced (oz)	351,591	258,095
Average gold price received ($/oz)	864	738
Cash operating costs (excluding royalty) ($/oz)	473	469
Total cash costs ($/oz)	522	511
Profit from mining activity ($ million)	118.3	58.52
     Higher revenues were partially offset by higher mining costs, primarily due to increased open pit mining costs resulting from increased tonnes mined, deepening pits, revised mining rates and the introduction of a second mining contractor at the site, necessitated in part by the slower build up in tonnes from the underground mine.
Ore Reserves
     Total ore reserves for the year ended 2009 are inclusive of depletions due to mining and additions as a result of increases from the Yalea North underground block, under the north portion of the Yalea pit and the additions from Loulo 3.

		Tonnes	Tonnes	Grade	Grade	Ounces	Ounces	Attributable
Loulo ore reserves as at		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	ounces
December 31,	Category	2009	2008	2009	2008	2009	2008	(80%)**
Stockpiles	Proven	1.11	0.86	1.78	1.73	0.06	0.05
Gara open pit	Proven	3.59	4.49	3.60	3.32	0.42	0.48
	Probable	0.06	0.11	3.49	3.60	0.01	0.01
Yalea open pit	Proven	0.79	1.47	5.25	4.59	0.13	0.22
	Probable	—	—	—	—	—	—
Gara West open pit	Probable	1.23	1.07	2.07	2.03	0.08	0.07
Loulo 3 open pit	Proven	0.06	0.26	4.25	3.02	0.01	0.02
	Probable	0.94	0.12	2.86	3.75	0.09	0.02
P129 open pit	Probable	0.23	0.15	2.73	2.65	0.02	0.01
Total surface reserve	Proven and probable	8.00	8.53	3.17	3.20	0.82	0.88
Gara UG	Probable	15.57	17.35	4.27	4.07	2.14	2.27
Yalea UG	Probable	25.87	24.71	4.90	5.09	4.08	4.05
Total underground reserve	Probable	41.45	42.06	4.66	4.67	6.22	6.32
Total proven mine reserves		5.55	7.08	3.48	3.38	0.62	0.77	0.50
Total probable mine reserves		43.91	43.51	4.54	4.60	6.41	6.43	5.13
Total mine reserves*		49.45	50.59	4.42	4.42	7.03	7.20	5.63

*	Mineral reserves are calculated at $700/oz gold price and include dilution and ore loss factors.

**	Attributable gold (Moz) refers to the quantity of gold attributable to Randgold based on its 80% interest in Somilo.
Exploration
     During 2009, as a result of reviewing projects at the base of the resource triangle, new interpretations drawn from the integration of existing local and regional data with the 2008 airborne electromagnetic program resulted in a prospectivity map for the Loulo district which has generated a host of new targets for follow-up work.
     Following the completion of a viable scoping study on the Gounkoto orebody in the south of the mining permit, the Loulo mining permit has been divided into a northern area, which includes the Loulo mine infrastructure as well as the Gara and Yalea orebodies, and the southern area where the Faraba and recently discovered orebodies are located. Consequently, exploration work within the southern area is reported on under the Gounkoto development project. In the north of the permit the exploration team focused on generating high grade ounces for the plant and successfully delivered the Loulo 2 deposit and the Loulo 3 complex, which resulted in over 60,000 additional ounces being fed to the plant during 2009. We have added more than 250,000 ounces of mineralized material to Loulo 3 since work restarted there and the team continues to locate new potential around the pits, most recently under the old exploration camp.
     In addition, a broader program has been carried out along the full length of the Yalea structure where wide spaced RC fences have outlined numerous anomalous intersections which now form part of the exploration portfolio. This work also covered the Loulo 1 and Loulo 3/P125 Gap targets.
Open Pit Mining
     Mining operations at Loulo are carried out under contract by BCM Mali SA, a subsidiary of BCM International Ltd, and by MARS Mali, a subsidiary of DTP, the mining division of the French Bouygues Group. BCM operates a fleet to mine the Yalea and Gara pits. In the middle of 2009 we decided to contract Loulo 3 mining to MARS, as well as the development of the Gara boxcut for the new underground mine.
     Mining during 2009 was principally from the Gara, Yalea and Loulo 3 pits. The average production volume for the mining fleet during 2009 was 919,000 bcm per month, compared to 886,000 bcm per month in 2008.

Open pit mining results for the 12 months ended December 31,	2009	2008
Ore mined (Mt)	2.86	3.30
Ore grade (g/t)	3.60	3.02
Waste mined (Mt)	24.36	22.65
Strip ratio	8.5:1	6.9:1
Total mined (Mt)	27.22	25.95
Mine Planning
     During 2009, the mine made significant changes in the budgeted plan due to a number of challenges: a wall failure that occurred in the south of Yalea pit prevented access to the high grade ore in this area containing approximately 50,000 ounces; the slower build up of ore tonnes from the Yalea underground mine; and the poor availability and lower contracted volumes from the open pit miner during the first half of the year. Notwithstanding these challenges, the mine came within 2% of its budgeted production, through the incorporation of additional in pit mining and satellite pits, notably Loulo 2 and Loulo 3.
Processing
     During 2009, a total of 2,946,706 tonnes of ore was milled at a reconciled head grade of 4.22g/t, with throughput being 8.3% higher than the prior year’s 2,721,208 tonnes as a result of the crushing and process plant upgrade. At the crushing plant, the two secondary crushers were replaced by one super secondary crusher with three tertiary crushers against two in the previous flow sheet. These changes allowed the operation to reach the higher hourly and daily throughput of >650 and >12,500 tonnes, respectively. The challenge is to optimize and maintain this high throughput by managing the secondary relining and good coordination of operation and maintenance downtimes. The screening before the secondary crusher has been removed. A screening plant has been commissioned during the year, giving a finer product for the process plant feed (P80 <12mm). The hard rock crusher throughput was 3,117,251 tonnes and was 16.1% higher than the previous year of 2,686,060 tonnes.

Engineering
     During 2009, maintenance activities, including upgrades and modifications, were carried out according to schedule, resulting in the achievement of the budgeted combined mills and crusher availabilities of 95% and 85% respectively. Looking forward, the mine is examining the implementation of an integrated planned maintenance system, to ensure the highest levels of availability and production.
Underground Mining and Development
     During 2009, a total of 5,788 meters of development was completed and 500,267 tonnes of ore at a grade of 4.38g/t was hauled to surface. Despite the slower than planned build up during 2009, the development rates are now increasing, with the December 2009 development of 618 meters and 56,634 ore tonnes representing monthly project records. The following table shows a summary of the underground section’s progress to date:

Yalea underground development as at	Development	Ore	Grade	Mined	Total
December 31,	(meters)	(tonnes)	(g/t)	(oz)	(tonnes)
Total 2009	5,788	500,267	4.38	70,394	763,677
Total 2008	3,861	107,805	4.42	15,312	310,904
Total 2007	618	—	—	—	—
Project total	10,267	608,072	4.38	85,706	1,074,581
     The Yalea declines have now been advanced to a distance of 1,443 meters from surface and a vertical depth of 232 meters.
     A number of significant milestones were achieved during 2009, including the commissioning of the four kilometer overland conveyor belt linking the Yalea underground with the plant, the commissioning of the main dam on 038 Level, which now pumps directly to surface, the completion of the ventilation loop and the installation of the new main fan unit, which have resulted in a significant improvement in the underground operating conditions.
     Following setbacks experienced during 2009, including the slower build up of tonnes, management terminated the underground mining contract with the previous contractor in December 2009 and has assumed this responsibility. This change has delivered immediate improvements as evidenced by the record tonnes in December 2009. The mine still presents challenges and continues to receive additional management attention.
     The Gara underground mine budget and planning for 2010 have been completed and the development contractor has been appointed. The Gara mine will be accessed via a twin decline system situated inside the southern part of the current open pit. Access will be provided via a boxcut, into the pit, which will later be filled in after concrete tunnels have been constructed. Gara ore is scheduled to be accessed at the end of 2010, ramping up to full production by the end of 2011. Work on the boxcut is moving ahead steadily and is scheduled to be completed in the first quarter of 2010.
Morila
     Morila is owned by a Malian company, Société des Mines de Morila SA (Morila), which in turn is owned 80% by Morila Limited and 20% by the Malian government. Morila Limited is jointly owned by Randgold and AngloGold Ashanti Limited and the mine is controlled by a 50:50 joint venture management committee. Responsibility for the day-to-day operations rests with Randgold.
     The mine was commissioned in October 2000 and, since the start of production to December 2009, has produced more than 5.5 million ounces of gold at a total cash cost of $196 per ounce.
     As planned, the mine was converted in April 2009 from open pit mining to a 100% stockpile treatment operation. Gold production for the year was 341,661 ounces, 3% ahead of budgeted production. Total cash cost for the year was $480 per ounce, including stockpile adjustments of $98 per ounce. The mine successfully completed a rightsizing exercise as part of the cost savings initiatives to ensure that it continued to be a positive cash generator for the rest of its life, which is anticipated to continue until 2013. Consequently, despite the drop in grade associated with processing the stockpiles, the mine still reported $166.7 million in profits from mining activity.
     In order to leave a sustainable source of economic activity for the local community after the closure, an agribusiness feasibility study has been advanced in conjunction with USAID.

Production results for the 12 months ended December 31,	2009	2008
Total mined (Mt)	3.66	19.88
Ore mined (Mt)	1.62	4.97
Mined grade (g/t)	2.65	3.19

Production results for the 12 months ended December 31,	2009	2008
Strip ratio (waste:ore)	1.3:1	3.0:1
Ore milled (Mt)	4.3	4.3
Head grade (g/t)	2.73	3.44
Recovery (%)	91.4	91.2
Ounces produced (oz)	341,661	425,828
Average gold price received ($/oz)	968	870
Cash operating costs (excluding royalty) ($/oz)	422	347
Total cash costs ($/oz)	480	400
Stockpile adjustment ($/oz)	98	(93)
Profit from mining activity ($ million)	166.7	200.2
Ore Reserves
     Remaining reserves were slightly higher than last year after depletion has been taken into account as a result of ‘good bye’ cuts carried out below the pit design in 2009. Open pit mining activities ended in April 2009, as planned, and therefore the current reserves are based on already mined stockpiles.

	Tonnes	Tonnes	Grade	Grade	Gold	Gold	Attributable
Morila ore reserves as at	(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	ounces
December 31,	2009	2008	2009	2008	2009	2008	(40%) **
Proven	9.85	13.74	1.74	2.02	0.55	0.89	0.22
Probable	6.91	6.88	1.14	1.14	0.25	0.25	0.10
Proven and probable*	16.76	20.62	1.49	1.72	0.80	1.14	0.32

*	Mineral reserves are calculated at $700/oz gold price.

**	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 40% interest in Morila.
Exploration
     In 2009, it was decided to stop further exploration on the Morila lease, following extensive programs over the Life of Mine, including a final drilling program in the first quarter of the year on four conceptual targets which failed to intersect additional economic mineralization.
Open Pit Mining
     Open pit mining ceased in April 2009, as planned, and hence the mining figures reported above reflect less than four in pit months mining for 2009.
Mine Planning
     The mine operated broadly in line with its budgeted mine plan, including the successful transition from in pit mining to stockpile processing at the end of April 2009. Overall recoveries and throughput were slightly ahead of budget resulting in the mine exceeding its forecast production by 3%.
Processing
     During the year, the mine processed 4.30 million tonnes, in line with the prior year and slightly ahead of budget. Recoveries of 91.4% were in line with the prior year, but ahead of budget, an excellent achievement given the drop in the average head grade.
Engineering
     The mine faced plant maintenance challenges from the primary crusher and SAG mill during the year. However, with focused maintenance, the SAG mill Combiflex was re-built promptly to ensure a just-on-target plant availability of 93.8% versus a budget of 94%. The team also relocated the aggregate crusher to supply finer crushed ore to feed the ball mill during extended planned maintenance and relining of the SAG mill. As the plant ages, so the issue of ensuring operational availability becomes more important, and in this regard a more integrated planned maintenance system will be pursued during the year ahead.
Tongon
     Tongon is controlled by an Ivorian company, Société des Mines de Tongon SA, in which we have an 89% interest, the government of Côte d’Ivoire a 10% interest, and the remaining 1% held by a local Ivorian company.

     The Tongon project is located within the Nielle exploration permit in the north of Côte d’Ivoire, 55 kilometers south of the border with Mali.
     Construction of the Tongon gold mine commenced at the end of 2008 and first gold production from the mine is anticipated early in the fourth quarter of 2010.
Geology
     The Tongon deposits are located within the Lower Proterozoic Senoufo Belt, which is a 200 kilometer long, volcanisedimentary belt of greenschist grade metamorphism bounded on either side by variably tectonized granitoid gneiss terraines.
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
     The Southern Zone is more complex, with mineralization controlled by multiple north-east trending, northwest dipping shears that occur adjacent to a granodiorite intrusive body. Mineralization extends for two kilometers along strike and consists of a number of individual lodes. Host rocks include a package of volcaniclastics and intermittent carbonaceous shale units. Alteration is similar to the northern zone, being located adjacent to shears and within the predominantly brittle deformed ore zones. Sulfide mineralization includes arsenopyrite, pyrrhotite and pyrite.
Ore Reserves
No changes have been made to the mineral reserves model published in 2008, but advanced grade control drilling has now been completed to a 25 meter spacing over the two pits, in preparation for mining. Changes to reserves are based on updated pit designs including slope optimizations and revised costs together with a higher gold price of $700 per ounce. Following additional geotechnical drilling the input slope design has been optimized and steepened, resulting in an increase of the mineral reserve. During the year Randgold acquired a further 5% interest in the Tongon project, raising its stake in the project to 89%.

Tongon ore reserves as at	Tonnes	Grade	Ounces	Attributable Ounces
December 31,	(Mt)	(g/t)	(Moz)	(89%) (Moz)**
Northern Zone	9.22	2.36	0.70
Southern Zone	28.79	2.72	2.52
Total probable reserves*	38.02	2.63	3.22	2.86

*	Mineral reserves are calculated at $700/oz gold price and include dilution and ore loss factors.

**	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 89% interest in the Tongon project.
Metallurgy and Plant Design
     The metallurgical plant is designed to process 3.6 million tonnes per annum with ores being treated through a primary, secondary and tertiary crushing circuit. Milling will comprise two ball mills with the discharge from each mill being pumped into separate cyclone feed pump and classifier systems.
     A flash flotation circuit will be used to recover floatable gold, with the balance (flotation tails) gravitating to the ball mills for further size reduction. A thickener will be used to enhance the control around the milling and classification circuit, as well as ensuring constant feed density to the carbon in leach (CIL) circuit. The thickener underflow will be pumped to the leach/CIL circuit where gold will be dissolved and adsorbed onto activated carbon. The resultant CIL tailings slurry will be subjected to tailings thickening to recover the maximum amount of process water containing available unused cyanide, which will reduce the amount of fresh cyanide required for leaching. A cyanide destruction process will also be incorporated into the process design. The thickened underflow will be pumped to the tailings storage facility which will be located as a valley fill impoundment, approximately six kilometers to the west of the plant site.
     Gold will be recovered from the flotation concentrates through a combination of fine grinding and cyanidation. The leached tails from the concentrate stream will be combined with the flotation tails as these are fed to the main CIL circuit. Loaded carbon from the CIL circuit will be acid washed prior to elution, followed by regeneration of the eluted carbon. Gold will be deposited onto cathodes following electrowinning of the eluate. The dried gold sludge will be smelted to produce gold doré which will be shipped to the refinery. Average recoveries over the Life of Mine are expected to exceed 90%.
Infrastructure

     The footprint of the mine site has been delineated with the aim of keeping the project area to a minimum. This reduces the impact on the environment and the local population.
     Electrical power will be supplied from the national grid via a dedicated overhead line. Clearing of the power line corridor has started, with six kilometers of the designated servitude already cleared. A full back-up power generation plant is also being installed and a total of 12 x 1.2MW generator sets have already arrived at on site at Tongon. In total there will be 20 x 1.2MW generator sets with a total capacity of 24MW available as back-up power.
     The phase 1 water storage dam has been completed to the 320 meter AMSL mark. For phase 2 of the water storage dam construction, the final wall construction will lift the water spillway height to the 324 meter AMSL mark, resulting in a storage capacity of approximately 35 million cubic meters.
Pre-Production Operations
     Setting up the operational aspects of the mine started at the beginning of 2010 and the designated contractor miner, DTP, has started to mobilize to site. The first of three 9350 Liebherr excavators has arrived and will be assembled by the team on site. In addition, the first five of 17 CAT777F trucks has arrived in Abidjan. Other support equipment has also arrived in Abidjan.
     DTP are in the process of recruiting approximately 400 personnel, following our recruitment strategy of locals first, thereafter nationals and then expatriates. The recruitment process is adhering to three phases namely a ‘learning ability battery test’, then interviewing of potential candidates and thereafter, medical examinations. Operational management personnel have started to mobilize on site and start recruiting 350 personnel, adhering to the same recruitment strategy and hiring process.
     DTP is scheduled to move first open pit ground at the end of March 2010. Prior to this, local contractors are being used to strip vegetation and prepare the pit area for mining. Low grade mineralized sands are being excavated and stockpiled for first fill and production through the process treatment plant.
Construction
     Steady progress has been made through the end of February 2010, with the following major milestones achieved:
•	Completion of all 14 CIL tanks.

•	All CIL tank top steel completed.

•	First mill installed onto its bearings.

•	Second mill on site and foundations completed.

•	First primary crusher foundations completed.

•	Thickeners and clarifier 75% completed.

•	ROM pad retaining wall 65% completed.

•	Phase 1 of water storage dam completed.

•	Permanent spillway completed (483,000m3 of excavation and 33,000m3 of stone pitching).

•	Powerhouse foundations completed and 12 (of 20) generating sets (1.2mW each) in position.

•	Construction of security fencing completed.

•	22,000m3 of concrete poured to date.

•	Outer boundaries of the north and south pits cleared with the north pit vegetation cleared and topsoil moved onto the stockpile.
     Safety has been excellent and the site has now achieved 2,600,000 man hours without a Lost Time Injury (LTI). To date, 55 single accommodation blocks, each with four rooms, have been built and 12 senior staff units have been completed with another eight senior staff units in various stages of construction.
     Over the past 12 months of the main construction program, expatriate employment has been minimized by using local contracting companies to supply most of the skills needed. At February 28, 2010, the number of people working on the construction of the mine grew to 1,680, with 1,120 employed by Tongon (construction) and the balance by various site contractors. Eight Ivorian contracting companies are currently on site, performing functions such as welding, pipefitting, civil work, earthmoving and machine hire. At

February 28, 2010, of the 1,680 workforce, 7.2% are expatriates, which is within the company’s original projections and well within the guidelines set by Côte d’Ivoire labor law. 81% have been recruited from the communities around the mine site and the balance from other parts of the country.
Production Profile
     The process plant is currently being constructed in two phases, with the first phase being the oxide stream. The sulfide stream, including the secondary and tertiary crushing stages and concentrate treatment sections, will follow directly after the completion of the oxide stream. After the commissioning and ramp-up of the process plant, the mill feed throughput rate will stabilize at 300,000 tonnes per month. Gold production is estimated at 75,000 ounces in 2010, with first gold still on track for October 2010.
Exploration
     On the Nielle permit, following the successful establishment of reserves at Tongon, the exploration emphasis shifted to the discovery of new ounces close to the existing ore bodies, as well as the development of targets further afield. 2009 was a difficult year for exploration as results were not forthcoming from the initial targets evaluated. Consequently we determined to stop field exploration and concentrate on reviewing all the data layers, including Landsat, airborne geophysics, geology, geochemistry, drill data and information from the Tongon ore bodies. This led to a new geological interpretation and the completion of a revised prospectivity analysis. The results of this study helped to reprioritize targets and a new field program started after the rainy season. Positive results were received from four soil grids on new targets and trenching was completed on key targets, including Tongon West and Seydou.
     Early indications suggest that Tongon West has the potential to develop into a small low grade deposit with results from trenching returning 28 meters at 1.50g/t and 38 meters at 1.16g/t. At Seydou a first trench, testing a 3.6 kilometer gold in soil anomaly, returned 19 meters at 5.32g/t from altered volcaniclastics and consequently further trenching is in progress. An airborne magnetic and electromagnetic survey is currently being flown, not only over the Nielle permit but also the neighboring Diawala and Fapoha permits to the north and south, which is expected to further aid the geological and structural understanding of the Senoufo Greenstone Belt.
Gounkoto
     The Gounkoto project is located approximately 25 kilometers south of the Loulo gold plant on the Loulo Exploitation Permit. We hold an effective 80% interest in the project.
     The project moved rapidly in 2009 from a greenfields exploration find through a scoping study and is approaching completion of a prefeasibility study in the first quarter of 2010.
Geology
     The host rocks to the Gounkoto mineralization are a sequence of fine grained arkoses which have suffered an early silica carbonate alteration event. A suite of Rare Earth Elements (REE) at Gounkoto suggests a similar fluid to Gara with a possible magmatic component. More than 95% of the sulfide is pyrite (with minor arsenopyrite and chalcopyrite) and additionally gold tellurides are present. These tellurides also exist at Faraba and other southern targets.
     Mineralization is bounded by a hangingwall shear and footwall mylonite. In the hangingwall there is a prominent limestone unit which is a good marker horizon.
Initial Scoping Study
     Following the completion of the first drill campaign, mineralized material of 13.1 million tonnes at a grade of 6.29g/t for 2.65 million ounces was estimated from the first 19 diamond holes, nine RC holes and three trenches over a one kilometer strike length. The P64 target, which features 250 strike meters of similar alteration and mineralization, is located 300 meters to the northwest of Gounkoto, while the Faraba deposit, with mineralized material of 6.78 million tonnes at an average grade of 2.60g/t for 565,000 ounces, is located 2.5 kilometers to the southeast.
     The results of this scoping study were published in November 2009. This assessment is preliminary in nature, in that it used mineralized material considered too speculative geologically to have economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized. For preliminary purposes, pit optimizations were carried out at $650 and $850 gold prices with the following input cost assumptions:
•	$2.74/tonne Life of Mine mining cost.

•	$19/tonne processing cost.

•	$3.50/tonne administration cost.

•	95%, 93% and 91% metallurgical recovery for oxide, transition and fresh ore assuming a simple process of crush, mill and cyanide leach.

•	Slope angles of 40 degree in oxide and 45 degree in hard rock.

•	10% dilution and 3% ore loss.
     The following pit scenarios were produced:

Output	Pit A*	Pit B**
Total tonnes (Mt)	99.31	108.17
Waste tonnes (Mt)	86.37	94.35
Ore tonnes (Mt)	12.94	13.83
Strip ratio	5.7	5.8
Grade (g/t)	6.00	5.78
Pit ounces (Moz)	2.50	2.57

*	Based on a $650/oz whittle shell.

**	Based on a $850/oz whittle shell.
     A financial model was run using a $800/oz gold price with a 2.4 million tonnes per year throughput and a $230 million capital cost, flat 91% recovery, together with five year tax holiday and 6% royalty, produced the following outputs:

Output	Pit A*	Pit B**
Recovered ounces	2.26Moz	2.33Moz
Mine life	5.5 years	6 years
Cash operating costs	$232/oz	$244/oz
Total cash costs	$280/oz	$292/oz

*	Based on a $650/oz whittle shell.

**	Based on a $850/oz whittle shell.
Prefeasibility Study Update
     Following the very positive results from the preliminary assessment, the project has been fast tracked to prefeasibility with the completion of an additional 59 diamond holes, eight RC holes and nine trenches during 2009. We determined to initiate full social and environmental assessments, including public consultation and participation, prior to the completion of the final feasibility in the expectation that the project will move rapidly to development. The drilling concentrated on infilling the material within the $850 per ounce scoping pit shell. The drilling has resulted in a thinning of the geological model when compared to the scoping geological model, but the higher grades were confirmed. The thin nature of the geological model, particularly in the north of the pit, has resulted in higher strip ratios in the scoping model and thus the prefeasibility pit shell does not extend as deep as the scoping pit. However, the material beneath the pit shell is steep and fairly narrow, with a high grade and provides underground potential. Thus additional underground mineralized material has been defined as such.
     An optimization and pit design was carried out with the same parameters as those used in the scoping study. All metallurgical testwork completed this year has confirmed the high recoveries in the ore. A simple process of crush, mill, gravity and cyanide leach is still proposed.
Ore Reserves
     The following open pit mineral reserve was defined:

					Attributable
Gounkoto ore reserves as at		Tonnes	Grade	Ounces	Gold (80%)
December 31, 2009	Category	(Mt)	(g/t)	(Moz)	(Moz)**
Open Pit*	Probable	7.47	6.83	1.64	1.31

*	Mineral reserves are calculated at a $700/oz gold price and include dilution and ore loss.

**	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in the Loulo project.
     Further potential exists below the present design pit where an additional 5.3 million tonnes at 6.08g/t for 1.05 million ounces of mineralized material supports the likelihood of underground extensions. Drilling is currently underway to test depth and strike extensions and these results will be used to evaluate upside potential from extending the Gounkoto orebody together with incremental material from Faraba and P64.
     The prefeasibility study, on track for completion at the end of the first quarter of 2010, will be based on the open pit reserve at Gounkoto together with an upside scoping that will include the underground results and those from Faraba and P64.
Exploration
     Mineralization is open in all directions. To the north, the last drill hole GKDH145 returned 4.55 meters at 7.48g/t, to the south GKDH018 returned 18.7 meters at 9.12g/t, while at depth GKDH029 returned 49.6 meters at 13.73g/t and GKDH105 returned 67.4 meters at 5.76g/t. Future exploration will concentrate on delineating the full dimensions of the deposit together with further testing of satellite deposits, most notably Faraba and P64.
Massawa
     The Massawa project is situated in eastern Senegal, approximately 75 kilometers west of the border with Mali. We hold an effective 83.25% interest in the project. The government of Senegal retains a 10% carried interest in the project while the balance is held by a Senegalese joint venture partner.
     During the first quarter of the year a scoping study was completed at Massawa. This study indicated that the project passed our hurdle rates and consequently our board approved its progress to prefeasibility. This prefeasibility was completed by the end of 2009. Further metallurgical testwork was undertaken to determine bond work indices and evaluate potential metallurgical process routes. Baseline environmental and social and economic studies were completed.
Geology
     The Massawa gold project is located within the Kounemba permit in Eastern Senegal which geologically lies within the 150 kilometer long Mako belt, itself part of the Kedougou-Kéniéba Inlier (KKI), the westernmost exposed part of the Paleoproterozoic Birimian terrain. The volcanic belt and sedimentary basin rocks are divided into the Mako supergroup in the west and the Dialé-Daléma supergroups in the east. The Mako supergroup comprises mafic-ultramafic and felsic volcanic rocks intruded by granitoids that form the Kakadian batholith. A regional crustal scale shear zone, the Main Transcurrent Shear Zone (MTZ) with northeast-southwest trend, exploits the lithological contact between the Mako and the Dialé- Daléma Supergroups and is the host structure to mineralization at Massawa.
Ore Reserves
Pit optimizations for the prefeasibility were carried out at a $700 per ounce gold price and were used for the pit design and scheduling to produce the following open pit ore reserves:

					Attributable
Massawa ore reserves as at		Tonnes	Grade	Gold	Gold (83%)
December 31, 2009	Category	(Mt)	(g/t)	(Moz)	(Moz)**
Open Pit*	Probable	10.51	4.62	1.56	1.30

*	Mineral reserves are calculated at a $700/oz gold price and include dilution and ore loss.

**	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 83% interest in the Massawa gold project.
Prefeasibility Study Financial and Operating Parameters
     The prefeasibility was based on the above reserves and a summary of the key aspects of the study are documented below.
Open pit mining
     Contractor mining costs of $2.76 per tonne have been assumed, based on estimated Tongon contractor costs, adjusted for the load profiles at Massawa. Due to the thin nature of the geological model and high gold grades, the strip ratios are relatively high at 11.7:1.
Processing
     The prediction of overall recoveries for Massawa has been based on calculations using testwork results obtained from various composite samples of Run of Mine material from the different ore zones. Average recoveries of 95%, 90% and 89% have been predicted for the oxide, transition and sulfide material respectively.
     The metallurgical process plant has been designed to treat 150,000 tonnes of ore per month equating to 1.8 million tonnes of ore per annum.

     It is envisaged to have individual soft rock and hard rock crushing circuits for the softer oxide and harder sulfide material respectively. The hard rock circuit will consist of a jaw, secondary and tertiary crushers. The milling circuit has been designed with two mills. Initially the first mill will be installed as a scrubber mill that will later be upgraded to a ball mill when treating sulfides. Oxides, being wet and containing clayey material, are sticky, and will bypass the secondary and tertiary crushing circuit. The oxides and transition material will be fed to the scrubber mill with coarse mill rejects passing onto the secondary/tertiary crushing section.
     Sulfide ore will be treated through a primary, secondary and tertiary crushing circuit to produce a ball mill feed product. Sulfide milling will consist of two ball mills operating in parallel as opposed to the oxide circuit with the mills operating in series. The discharge from each mill will be pumped via a cyclone feed pump and classifier system. A proportion of the cyclone underflow will be bled to the gravity circuit to maximize the recovery of gravity gold. When treating sulfides the ore will in addition be subjected to a flotation recovery stage with the flotation concentrate being treated through a pressure oxidation pre-treatment stage complete with counter current decantation, neutralization and precipitation prior to the liberated gold being leached in the leach circuit.
     A thickener will be used to enhance the control of the milling and classification circuit, as well as ensuring constant feed density to the carbon-in-leach (CIL) circuit. The thickener underflow will be pumped to the leach/CIL circuit where gold will be dissolved and adsorbed onto activated carbon. The resultant CIL tailings slurry will be subjected to tailings thickening to recover the maximum amount of process water containing available unused cyanide, which will reduce the amount of fresh cyanide required for leaching. A cyanide destruction process will be included in the circuit prior to pumping process tails to the tailings storage facility.
     Gold will be recovered from the gravity concentrates through a combination of intensive cyanidation and electrowinning facilities. Loaded carbon from the CIL circuit will be acid washed prior to elution, followed by regeneration of the eluted carbon. Gold will be deposited onto cathodes following electrowinning of the eluate. The dried gold sludge will be smelted to produce gold doré which will be shipped to the refinery.
     The preliminary tailings dam location and design have been finalized following recommendations by external consultants.
General and administration costs
     General and administrative costs were assumed to be $3.85 per tonne, based on Loulo actual costs and adjusted for lower throughputs.
Capital expenditure
     The capital expenditure estimate for the prefeasibility model was $237 million with replacement capital of $18 million.
Financial model
     The mining and production schedule resulted in a six year mine life, producing 1.35 million ounces of gold. The models were run at a $800 per ounce gold price and produced an IRR of 24% with cash operating costs of $446 per ounce for the Life of Mine.
Massawa: Feasibility Study Financial Assessments

Output	Pit A*	Pit B**
Cash operating costs	$446/oz	$481/oz
Total cash costs***	$470/oz	$505/oz
IRR	24%	12%

*	Prefeasibility model.

**	Low grade high tonnage model.

***	The fiscal parameters are based on the prevailing Senegalese 2003 Mining Code, which includes a 3% royalty.
Feasibility Options
     As part of the prefeasibility, a second study was undertaken, reviewing a broader high tonnage, lower grade geological model. This incorporated the low grade mineralization surrounding the high grade shears in the Central Zone. This model produced an open pit ore reserve of 20.84 million tonnes at a grade of 3.16g/t for 2.12 million ounces within a $700 per ounce designed open pit. The mining and production schedule for this option recovered 1.9 million ounces of gold over a nine year period. Due to the higher tonnage, processing rates were increased to 2.4 million tonnes per annum resulting in slightly lower sulfide processing and general and administrative costs of $22 and $3.50 per tonne respectively.
     The capital expenditure estimate for the longer life, low grade high tonnage model increased to $280 million followed by $30 million for replacement capital. The difference between this model and the feasibility model is illustrated above. Based on the positive returns of the higher grade prefeasibility model our board has agreed to progress the project to feasibility. The feasibility will focus on increasing the mineralized material base. Although the prefeasibility mineral reserve model does provide a suitable return, there is potential to further improve the project by including the low grade oxide material within the pit that is outside the present model together with extensions with depth and along strike.
     The steep dip and thin nature of the mineralized structure translates into a higher strip ratio which limits the vertical extent to which open pit mining can provide suitable returns. The ore morphology does, however, lend itself to vertical open stope underground mining and this concept will be tested this year beneath the known ore bodies. Further open pit potential does exist north and south of the known mineral reserves with known gold mineralization occurring continuously for 3.4 kilometers south of the present pits. There are also numerous satellite opportunities in the Massawa region which have the potential to add incremental ounces and additional ore for the project.
     Further metallurgical testwork is under way to optimize gravity and flotation and sulfide process route.
     The prefeasibility has not identified any fatal flaws in the environmental and social aspects and a full environmental and social assessment will now be completed.
     By the fourth quarter of 2010, we expect to identify the route which the project will take with regard to underground opportunities and further open pit potential which will impact the final decision on the optimal throughput for the project.
Exploration
     At Massawa, a total strike length of 8.5 kilometers has been drilled, but only a four kilometer portion of this has been evaluated for the present mineral resource model and has been drill tested to a 50 meter by 50 meter spacing to vertical depths of 250 meters. In 2009, a total of 220 diamond holes for 53 820 meters and 84 RC holes for 6,272 meters were drilled.
     In 2010, the focus of exploration will be to test the extensions of Massawa both along strike and down dip to evaluate additional open pit ounces as well as underground opportunities. In addition to Massawa, there are a number of targets which have had varying degrees of follow-up work completed on them, from trenching through to RAB and diamond drilling, and all highlight the possibility of finding additional ounces within a 15 kilometer radius of Massawa. These are Bakan Corridor, Delaya, Sofia and Bambaraya.
Kibali
     The Kibali project is controlled by a 50:50 joint venture, between Randgold and AngloGold Ashanti Limited, which holds an effective 90% interest in Kibali Goldmines SPRL.
     The remaining 10% of the shares are held by Okimo, the parastatal mining company of the DRC. We acquired our interest in this project following the acquisition of Moto Goldmines, in conjunction with AngloGold Ashanti, and the further acquisition of a 20% interest from Okimo on behalf of the joint venture. The Kibali project is located some 560 kilometers northeast of the city of Kisangani and 150 kilometers west of the Ugandan border town of Arua in the northeast of the DRC. More details of the acquisition consideration are contained in the consolidated financial statements beginning on page F-1 of this Annual Report.
Geology and Mineralization
     The goldfields at the Kibali gold project are located within the Moto greenstone belt, which is comprised of the Archaean Kibalian (Upper and Lower) volcanisedimentary rocks and ironstone-chert horizons that have been metamorphosed to greenschist facies. The goldfields at Kibali are transgressed by regional-scale north, east, northeast and northwest trending faults and are bounded to the north by the Middle Archaean West Nile granite-gneiss complex and cut to the south by the Upper Zaire granitic complex. The stratigraphy consists of a volcanisedimentary sequence comprising fine-grained sedimentary rocks, several varieties of pyroclastic rocks, basaltic flow rocks, mafic-intermediate intrusions (dykes and sills) and intermediate-felsic intrusive rocks (stocks, dykes and sills). The sequence is variably altered from slight (texture benign) to intense (texture destructive) such that in some cases the protolith rock is unrecognizable. In the Kibali district the majority of gold mineralization identified to date is disseminated style, hosted within a sequence of volcaniclastics, coarse volcaniclastics, sedimentary rocks and banded ferruginous cherts. The mineralization is generally structurally controlled and associated with quartz-carbonate alteration and pyrite.
     The majority of mineralization currently being delineated occurs within two broad mineralized trends. The first group lies within a northeast trending structural-alteration corridor; from the Kibali prospect in the southwest to the Ndala prospect in the northeast, called the Kibali-Durba-Karagba Trend. The second group lies within a northwest trending zone that stretches from the Pakaka prospect in the southeast to the Mengu Hill prospect in the northwest and is called the Pakaka-Mengu Trend.
Ore Reserves

Following the completion of the Moto acquisition, we have moved swiftly to update the ore reserves, retaining the services of Cube Consulting and SRK Consulting in Perth, supported by in-house skills from both Randgold and AngloGold Ashanti, to ensure continuity with regards to the updates.
Cube Consulting reviewed open pit reserves, while SRK Consulting completed an update of the underground ore reserves based on a $700 gold price. New reserve numbers are presented below and reflect a significant increase in underground ore reserves to almost 6 million ounces, bringing the total ore reserve number to 9.2 million ounces, a 67% increase from the previous declaration. The main changes to the ore reserve include the conversion of mineralized material beneath the KCD pit into the underground ore reserve.

					Attributable
Kibali ore reserves as at		Tonnes	Grade	Gold	Gold (45%)
December 31, 2009	Category	(Mt)	(g/t)	(Moz)	(Moz)**
Open pit total*	Probable	33.55	3.02	3.26	1.47
Underground total	Probable	30.25	6.10	5.93	2.67
Total reserves	Probable	63.80	4.48	9.19	4.14

*	Open pit and underground reserves are calculated at a gold price of $700/oz and include dilution and ore loss.

**	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 45% interest in the Kibali gold project.
Project Development
     The overall program to complete the initial investment phase to establish gold production at Kibali is estimated to take approximately four years, with first gold expected early in 2014.
     The development of the project is based on four key building blocks:
•	Infrastructure: The road between Arua and the site (Doko) needs to be upgraded to a standard where trucks with the loads needed to build and operate the mine can pass consistently.

•	Security: The previous instability in the northeast corner of the DRC needs to be suitably addressed, and stabilized, to allow the uninterrupted building and operation of a mine.

•	Power: The generation of power through the optimization of the available hydro electric facilities needs to be resolved in engineering and commercial terms.

•	Relocation of people: The communities on and directly around the project site need to be resettled in a peaceful and orderly manner to allow the development and operation of a large scale gold mine.
     The roadmap that has been developed has been designed to address each of these four key aspects of the project. Management is now actively engaged in the detailed steps required to take the project forward, including:
•	The road: A contractor has been appointed to upgrade the road in phases over a three year period. The final outcome will represent a road at an engineered standard where loads needed for construction and operation of the mine can be consistently accommodated.

•	Security: The government of the DRC has made suitable and sustainable arrangements with Uganda as well as Rwanda as to the combating of guerrilla forces operating between the three countries. The governments concerned have deployed enough troops and police to control the area. We have worked closely with the authorities to maintain the current peaceful situation.

•	Power: Kibali is already in possession of the Nzoro hydro power station license. It is in the process of applying for additional licenses for hydro power stations in the area. These licenses will inter alia involve reconfiguration, refurbishment and maintenance of the power stations in question. Should that be successful, we can produce enough power through hydro activity to sustain more than the planned size of mine, inclusive of the provision of substantial power to local communities.

•	Resettlement Action Plan (RAP): Our policy is to adhere fully to local regulations and international standards, such as the Equator Principles and the World Bank guidelines. Kibali has started with this process, including consultation and base line studies. It is expected to take approximately two years to complete the initial resettlement plans of the communities. The total number of people to be resettled in phases is approximately 15,000.
     In 2010, work will focus on:
•	Completing the environmental baseline studies and updating the social and environmental action plans prior to the start of pre-construction activities.

•	Pre-construction activities, including the establishment of the construction camp, construction of aggregate and sand production plants as well as a brick making facilities.

•	Improving access to the site through the upgrading of the existing road from the mine to the Ugandan border (160 kilometers).

•	Integration of construction activities within the RAP in order to provide employment to the people who will be displaced by the future mining activities in order to mitigate the impact of the resettlement process. These initiatives and our commitment to assist their relocation to a suitable area, along with our program to decommission the old Durba mill, will assist in maintaining employment of local people and improve the environment while we develop alternative opportunities through the construction of the mine.

•	Establishment of hydropower infrastructure. Our development plan calls for the integration of the power supply from existing hydro stations (which require re-investment to restore the stations’ production capabilities) into our new infrastructure. This strategy facilitates supply from different catchments in the region and reduces the supply risk.

•	Maximizing the use of softer oxide material in the initial phase will allow us to defer expenditure on hard rock crushing and additional milling installation and reduce the need for additional power at the outset. This also gives us time to establish the underground section at KCD so that we can feed higher grade underground ore at the start up of the hard rock processing phase. The program is focused on the KCD deposit where the bulk of the Kibali reserves are hosted, but exploration initiatives are in place to boost the supply of ‘near plant’ soft oxide ore, which will allow higher mill throughputs initially and deliver the necessary critical mass of gold production for development of projects in remote areas.
Exploration
     Following the acquisition of Moto Goldmines at the beginning of the fourth quarter of 2009, we established a geological team on site at Kibali. The primary objective was to complete a detailed geological analysis of the KCD deposit, to understand the geology, structure, alteration and mineralization, and to construct a geological model, as well as to look at the possibility of a lateral link between the KCD and Gorumbwa deposits.
     Work undertaken included: diamond drilling (44 holes completed, 8,484 meters); core review of selective KCD holes (60 holes) and geological modelling; surface mapping of the KCD — Gorumbwa area; the completion of two strategic holes (1,557 meters) in the KCD — Gorumbwa gap; ongoing soil geochemistry over block 1 west of KCD, where four new gold anomalies were identified; sampling of the old Durba mill (251 samples); first pass interpretation of the airborne magnetic data; and reconnaissance pitting (10 pits) on the ATF concession.
     Objectives in 2010 at Kibali will include continued reserve determination, not only on the KCD deposit but also the satellite deposits; the identification of new near mine ore reserves; and generative work on the wider lease area through the completion of soil sampling and an airborne electro-magnetic survey.
EXPLORATION REVIEW
     We have a portfolio of projects within some of the most prospective gold belts of both West and Central Africa. We have exploration projects in five African countries hosting 250 targets on 13,624 square kilometers of groundholding. We have an exploration team of more than 50 geologists.
     In 2009, exploration programs concentrated on the continued evaluation of the Massawa deposit in Senegal, the discovery of the new multi-million ounce high grade gold deposit at Gounkoto in Mali, the definition of satellite deposits at Loulo, and geological modelling and resource conversion at the Kibali gold deposit in the DRC.
•	At Gounkoto, we announced a new, high grade multi-million ounce gold discovery during the year and progressed the project to a positive scoping study. By the end of 2009, the prefeasibility drilling had been completed. Mineralization is open in all directions. To the north, the last drill hole GKDH145 returned 4.55 meters at 7.48g/t, to the south GKDH018 returned 18.7 meters at 9.12g/t, while at depth GKDH029 returned 49.6 meters at 13.73g/t and GKDH105 returned 67.4 meters at 5.76g/t.

•	At Loulo, drilling at the Loulo 3 target joined three small deposits (Southwest, Center and North) into one larger deposit and a 1.1 kilometer single open pit containing reserves of 1.00 million tonnes at 2.94/t for 94,605 ounces following mining depletion in 2009. Drilling has intersected mineralization a further 650 meters to the north and this is currently the focus of evaluation drilling. Mineralization is also open at depth.

•	We progressed the Massawa project from a positive scoping study to a positive prefeasibility study by the end of 2009, following the completion of 60,000 meters of drilling along a four kilometer strike of an eight kilometer mineralized system. Along the Massawa system, a high grade south plunging shoot has been identified in North 2 with an average grade of plus 7g/t and in the Central Zone, narrow silicified structures within a broader low grade envelope contain bonanza style grades with coarse visible gold.

•	Following the successful determination of reserves at Tongon the exploration emphasis has shifted to the discovery of new ounces close to the existing ore bodies, as well as the development of targets further afield.

•	In Burkina Faso, the sale of Kiaka to Volta Resources Inc was completed and the team is now working on the identification of new opportunities. A first pass review has been completed over the southwest corner of the country and includes the greenstone belts of Loumana, Banfora, Hounde and Boromo.

•	Following the acquisition of Moto Goldmines, we quickly established a geological team on site at Kibali. The primary objective was to complete a detailed geological analysis of the Karagba-Chauffeur-Durba (KCD) deposit, to ultimately understand the geology, structure, alteration and mineralization and to construct a geological model to support the updated ore reserves, as well as to look at the possibility of a lateral link, between the KCD and Gorumbwa deposits.

•	We made a strategic decision to stop exploration activities at Morila and in the countries of Ghana and Tanzania.
     During 2010 exploration will concentrate on five strategic areas:
•	Delivering the final feasibility study on Massawa.

•	Delivering the final feasibility study on Gounkoto.

•	Maintaining open pit mining flexibility at Loulo through the definition of additional ounces from satellite deposits.

•	Adding to the ore reserve at Tongon through the evaluation of satellite targets in the Nielle permit.

•	Reserve determination at Kibali and generative studies within the greater lease area.
     While the acquisition of Moto Goldmines was an opportunity to acquire one of the world’s largest undeveloped gold reserves at good value, it does not diminish our strategic focus on organic growth through exploration success and our primary objective remains the creation of value through the discovery and development of profitable mining projects.
MALI
Loulo
     During 2009, the exploration team delivered on two key strategies:
•	Provision of above Run Of Mine grade, open pittable, oxide ounces inside a 10 kilometer radius of the plant site.

•	Evaluation of targets within the greater lease area (372km2) and district to make the new Gounkoto discovery.
Loulo 3
     At Loulo 3, two small oxide ore reserves (Southwest — 11,264 ounces at 3.32g/t and Central — 7,894 ounces at 3.45g/t) were mined in 2008. A further 43 RC holes for a total of 3,103 meters were also drilled, testing areas along strike to the north together with infill drilling within the pit and the down dip extensions below the pit.
Loulo 3 North Extension
     Nineteen holes for 1,411 meters were drilled and the lithologies present consist of a hangingwall coarse-grained greywacke, a quartz-tourmaline unit, and a footwall coarse-grained greywacke. Results from this drilling are encouraging and define a continuation of mineralization 650 meters to the north of the current open pit. Drilling continues to fully delineate the potential of the Loulo 3 deposit.
Loulo 2
     The Loulo 2 target includes three approximately 100 meter to 300 meter long dilation zones over a 2 kilometer strike and has been the focus of evaluation drilling during 2009. This resulted in the delineation of mineralized material of 140,000 tonnes at 3.94g/t for 17,874 ounces of which 15,000 ounces was subsequently mined from Loulo 2 North. Mineralization is associated with haematization of tourmaline sediments.
     In the Central Zone work returned a number of good but narrow intersections: 3 meters at 6.31g/t; 5 meters at 3.03g/t; and 4 meters at 5.56g/t. Additional follow-up work is required. Further to the south, low grade mineralization was encountered.
Yalea structure
     The Yalea structure, on which Loulo 2 and Loulo 3 are located, is a significant mineralized structure and, as well as surface work, deeper conceptual holes targeting blind mineralization will be motivated in 2010.

Additional targets
     The exploration team has been providing the mine with critical ounces from satellite deposits, which have enabled the mine to meet its budget in spite of the slower than anticipated underground build up, and this type of target remains a priority for exploration. A range of targets at various stages of development exists around the Loulo plant and exploration will focus on those with the highest potential to deliver surface ounces, following the completion of the current work at Loulo 3. These include: Loulo 1, PQ10, Bolibanta, Baboto and Yalea Structure/L3-P125 Gap.
Gounkoto
     In May 2009, we announced the discovery of a new multi-million ounce gold deposit at Gounkoto, in the southern half of the Loulo mining permit. The target was initially identified from an airborne electromagnetic survey. Subsequent soil sampling returned a two kilometer long, north-northwest trending plus 30ppb gold in soil anomaly. Initial follow-up work consisted of lithosampling which returned a number of strongly mineralized results (24.6g/t, 83.8g/t, 48.6g/t and 7.3g/t). These locations were subsequently trenched and results confirmed the prospectivity of the target (FRT03 — 9.70 meters at 15.26g/t and FRT05 — 35.75 meters at 10.66g/t). Two reconnaissance diamond drill holes were completed, one kilometer apart, with the first being the discovery hole, FRDH01, drilled under FRT05, which intersected 46.60 meters at 13.63g/t from 65.70 meters.
     We moved quickly to progress the project and a further seven diamond drill holes were drilled, confirming Gounkoto as a significant new discovery. This was followed up with a third phase of drilling (nine RC holes and 12 diamond drill holes) and provided sufficient data to calculate mineralized material of 13.1 million tonnes at a grade of 6.29g/t for 2.65 million ounces. A positive scoping study was subsequently completed and our board approved its progress to prefeasibility. In the fourth quarter of 2009 a total of 58 diamond drill holes for 12,878 meters and 18 RC holes for 1,300 meters were completed, reducing the inter hole spacing to 50 meters by 50 meters. The preparation of a prefeasibility study is in progress and due for completion by the end of the first quarter of 2010.
     The host rocks to the Gounkoto mineralization are a sequence of fine grained arkoses which have suffered an early silica carbonate alteration event. A suite of Rare Earth Elements (REE) at Gounkoto suggests a similar fluid to Gara with a possible magmatic component. More than 95% of the sulfide is pyrite (with minor arsenopyrite and chalcopyrite) and additionally gold tellurides are present. These tellurides also exist at Faraba and other southern targets. Mineralization is bounded by a hangingwall shear and footwall mylonite. In the hangingwall there is a prominent limestone unit which is a good marker horizon.
     Mineralization, which trends north-northwest, has been confirmed over a strike length of 1.3 kilometers and down to vertical depths of 255 meters. The geometry varies along the strike; in the south it shallows near surface and fingers out, while at depth the dip steepens; at the inflexion point, high grade mineralization concentrates. Towards the center of the deposit mineralization steepens to an almost vertical dip and the hangingwall and footwall structures close up before dilating again in the north. To the north, mineralization links from one north-northwest structure, to a second sub-parallel structure. Mineralization is open in all directions. To the north the last drill hole GKDH145 returned 4.55 meters at 7.48g/t, to the south GKDH018 returned 18.7 meters at 9.12g/t, while at depth GKDH029 returned 49.6 meters at 13.73g/t and GKDH105 returned 67.4 meters at 5.76g/t.
Gounkoto region
     The southern half of the Loulo mining permit is developing into a new significantly mineralized district. The P64 target, located 300 meters to the northwest of Gounkoto, where previous work, including trenching, diamond core and RC drilling, identified a 145 meter long, strongly mineralized zone with the following intercepts: P64C13 — 26 meters at 6.29g/t; P64C4 - 34.45 meters at 8.85g/t; P64C5 — 21 meters at 4.87g/t (including 10 meters at 8.38g/t); P64C6 — 24 meters at 2.81g/t; P64C7 — 25 meters at 2.40g/t (including 9 meters at 3.88g/t); P64RC05 — 71 meters at 1.67g/t (including 14 meters at 5.45g/t); and P64RC06 — 81 meters at 1.75g/t (including 4 meters at 12.60g/t and 5 meters at 6.86g/t). Mineralization is open in all directions. Petrography from drill samples showed that the mineralization is hosted in a tourmalinized greywacke with weak chlorite alteration, whereas the footwall is dominated by chlorite, biotite and weak sericite alteration. Structurally the target is complex with the intersection of north-south, 040 and 070 structures together with folding in the best area of mineralization.
     Gounkoto and P64 are located on different trending structures. However the intersection of these two mineralized structures and coincident folding are viewed as a high priority for follow-up work in 2010.
     Gounkoto and P64 are part of a 10 kilometer long anomalous (gold in soil) trend which also hosts the Faraba and Toronto targets. Two kilometers to the southeast of Gounkoto is Faraba, where mineralized material of 567,000 ounces at 2.6g/t has previously been delineated. This mineralized material is part of a much bigger system, which includes the Bandankoto, Faraba Gap and Faraba North targets, together covering approximately three kilometers of strike length. Geologically the target comprises sheared, folded rocks with shear structures dominantly dipping east and lithological layering of coarse and fine grained clastic sediments dipping west. Mineralization in the Faraba target mainly occurs where the north-south striking shear system intersects favorable coarse grained lithological layers. The resulting mineralization occurs as sub-horizontal to gently plunging shoots with blade-like shapes having their narrowest dimensions east-west, and intermediate vertical dimension and maximum dimension north-south.
     In the north of the Faraba district (four kilometers along strike from Faraba) a third target called Toronto features a number of artisanal workings along a one kilometer mineralized structure which has been tested with trenching and drilling (28 meters at 1.25g/t). Mineralization is hosted in pink, altered quartzites and shear-breccias which dip at a low angle (40o) to the east. The main structure, which strikes between 350o and 020o, is intersected by both northeast and northwest structures and there are prominent quartz-tourmaline units within the corridor.
     Additionally a further three conceptual targets, identified from the airborne electromagnetic survey exist across the Faraba district, which have yet to be tested.
     On the Bambadji joint venture in Senegal, but part of the Loulo district, a 9,122 meter Rotary Air Blast (RAB) and 827 meter RC drilling program was completed in the first half of the year. Positive results were returned from Kolya, Kabetea and Baquata targets, where both RAB and RC drilling intersected altered and mineralized rocks over considerable strike lengths. At Kolya, for example, a tourmalinized sandstone has returned anomalous lithosamples and RAB intersections over a five kilometer strike. In the north of the target, RC drill holes returned 7 meters at 3.12g/t and 17 meters at 7.58g/t. The Mananord and Kabewest targets have been eliminated from the resource triangle.
     The discovery of Gounkoto and the continued success at Loulo 3 demonstrates the potential to add ounces from areas surrounding the mine, as well as in the Loulo district. Loulo has historically shown the ability to increase the mineralized material year on year and replace the ounces mined. The company’s objective has not only been to increase mineral reserves and mineralized material at Loulo but to use it as a center for regional exploration programs.
     Objectives for 2010 at Loulo include the completion of a feasibility study at Gounkoto, the definition of additional mineralized material from satellite deposits and the development of targets in the Bambadji joint venture in Senegal.
Morila exploitation lease
     Following extensive exploration over the Life of Mine, including a final drilling program in the first quarter of 2009, on four conceptual targets which failed to intersect economic mineralization, we determined to halt further exploration on the mining lease.
Southern Mali
     The newly acquired Mena permit, which is located to the southeast of the Morila mine, features a similar structural architecture to Morila with splays from the Banifin Shear Zone passing through the permit. Work highlighted a small enclave of flat lying, high metamorphic grade sediments, in the southwest of the permit. A program of five oriented diamond drill holes was completed, and while not intersecting gold mineralization, it did confirm the flat lying nature of the sediments, a plagioclase-quartz-biotite-muscovite schist (metamorphosed semipelitic sediment), metamorphosed to lower amphibolite facies and intruded by a complex igneous suite comprising granodiorite, tonalite, dolerite, granite, diorite, monzonite, and syenite. This information is being integrated with the data from adjacent permits and gravity data to drive future programs.
     Generative work focused on interpreting regional radiometric data, integrating regional soil geochemistry, geology and knowledge from the research at Morila to develop a new geotectonic architecture for the region.
SENEGAL
     In Senegal the primary focus was on the evaluation of Massawa. The project was progressed from a positive scoping study to a successful prefeasibility study by year end, including mineral reserves of 10.03 million tonnes at 4.64g/t for 1.50 million ounces.
Massawa
     The Massawa gold project is located within the Kounemba permit in Eastern Senegal which geologically lies within the 150 kilometer long Mako belt, itself part of the Kedougou-Kéniéba Inlier (KKI), the westernmost exposed part of the Paleoproterozoic Birimian terrain. The granite-greenstone assemblage of the KKI, is dated between 2.213 and 2.198 Ga, and was intruded by granitoids yielding ages between 2.160 and 2.070 Ga. The volcanic belt and sedimentary basin rocks are divided into the Mako supergroup in the west and the Dialé-Daléma supergroups in the east. The Mako supergroup, comprises mafic-ultramafic and felsic volcanic rocks intruded by granitoids that form the Kakadian batholith. A regional crustal scale shear zone, the Main Transcurrent Shear Zone (MTZ) with northeast-southwest trend exploits the lithological contact between the Mako and the Dialé-Daléma Supergroups and is the host structure to mineralization at Massawa.

     At Massawa a total strike length of 8.5 kilometers has been drill tested, but only a four kilometer portion of this has been evaluated for the present mineral resource modelling and has been drill tested to a 50 meter by 50 meter spacing to vertical depths of 250 meters. In 2009, a total of 220 diamond holes for 53,820 meters and 84 RC holes for 6,272 meters were drilled.
     The 4 kilometer strike at Massawa currently being evaluated contains three zones of mineralization: North 2 (830 meters strike length), North 1 (1,049 meters strike length) and Central (1,532 meters strike length). They are part of the same northeast trending mineralized structure, which has been offset by north-south belt discordant structures. Geological logging of core and interpretation confirms that the mineralized system occurs at a volcanic/sedimentary contact, where a prominent and continuous lapilli tuff unit acts as a marker horizon. The average bedding strikes 020 and dips 60° to 76° to the west. Graded-bedding is common and suggests the sequence is overturned. The host sequences have been intruded by felsic dykes, gabbros and granitic bodies. Both sediment and volcaniclastics have been sheared and intruded by a suite of igneous rocks including gabbros and porphyries. These intrusives create competency contrasts and can act as rigid bodies which then influence the geometry of structures and subsequent gold mineralization. Mineralization is hosted in a variety of rocks including: greywackes, volcaniclastics and both mafic (gabbros) and felsic intrusives. The mineralized system is however structurally controlled and deformation is essentially brittle-ductile. The alteration assemblage is composed of sericite, silica, carbonate, pyrite, arsenopyrite and locally hematite. Along the Massawa system, a high grade south plunging shoot has been identified in North 2 with an average grade of plus 7g/t and in the Central Zone narrow silicified structures within a broader low grade envelope contain bonanza style grades with coarse visible gold.
North 2
     The gold mineralization at North 2 is bounded by two carbonaceous shears and is associated with the brittle fracturing of a greywacke host and disseminated arsenopyrite. A high grade (+7g/t) southerly plunging shoot has been defined by drilling and is the result of the bedding and shear plane intersection. The up plunge continuity was tested in Lion Extension to the north and has been confirmed over an additional strike length of 255 meters, before being offset by a north-south structure. Extensions to the northeast are viewed as a high priority target. In the southern end of the North 2 zone, where there was an apparent gap in the mineralization towards North 1, a deeper hole (MDH232) was drilled to test 250 meters below the surface and returned a good intersection: 44.88 meters at 3.42g/t. This was drilled below an earlier hole MWDH042, which returned only 10.66 meters at 0.57g/t, and further enhances the potential of Massawa at depth as well as along strike.
North 1
     North 1 is structurally more complex than North 2, where north-south structures cause discontinuities in the northeast trending mineralization. Mineralization occurs in three to four bands with the highest grade and more continuous zone hosted within a greywacke, displaying similar characteristics (alterations and deformation) to the North 2 mineralization. The two other bands are irregular and lower grade, hosted along the volcanic/sedimentary contact or within narrow porphyry bodies intruding the volcaniclastics.
     Although, near surface, the mineralization in North 1 is narrow and of erratic weak grade, previous drilling did highlight the potential at depth (MWDDH139: 20.68 meters at 7.35g/t). A further five bore holes were drilled to test the depth potential of North 1. Drill results from this phase confirmed and enhanced the potential at depth, especially towards the north, which may be the continuation of the south dipping high grade shoot in North 2. Intersections from this zone include: MWDDH258 — 10.40 meters at 5.22g/t; MWDDH259 — 17.95 meters at 2.21g/t and 10.50 meters at 2.80g/t intersected at plus 285 meters vertical depth. However, in the center of this zone results returned low grades (6.30 meters at 1.45g/t) before the structure dilates in the south with 16.19 meters at 3.87g/t.
Central Zone 1 & 2
     The Central Zone is defined by a large altered envelope containing numerous mineralized bands which occur on deformed and altered intrusive margins and along sheared bands within greywackes. Although mineralization is structurally controlled, gold is related to strongly brittle-ductile zones, associated with strong pyrite, arsenopyrite and hematite veins occurring within greywacke, gabbro, porphyries and volcaniclastics.
     The Central Zone has been divided into two based on the host lithologies: Central 1 and 2. In Central 1, mineralization locates within the volcaniclastic package while in Central 2, the structure transgresses the contact and is hosted by sediments.
     In Central 1 the drilling has highlighted one main mineralized envelope, termed ‘1’, together with 3 to 4 footwall envelopes. Within envelope 1, two to three discreet anastomising shears have been logged, varying in width from 1 to 20 meters. These shears occur along the upper and lower contacts of the gabbro and can also ‘wander’ in and out of the contact zones into the surrounding sediments. These shears are silicified and contain abundant quartz carbonate and haematite together with coarse visible gold generating bonanza style grades: MWDDH172 — 16.55 meters at 5.38g/t; MWDDH178 — 15 meters at 10.9g/t; MWDDH193 — 9.1 meters at 6.75g/t; MWDDH184 — 4.1 meters at 33.78g/t; MWDDH195 — 14.9 meters at 7.8g/t; MWDDH198 — 10.3 meters at 76g/t including 0.8 meters at 947g/t; MWDDH201 — 11.1 meters at 49.9g/t including 4 meters at 133.73g/t; MWDDH207 — 18 meters at 12.67g/t; and MWDDH171 — 11.5 meters at 9.7g/t. This gold forms a distinctive population above 13g/t in the statistics of the Massawa deposit and averages 30g/t. In Central 1 these shears are continuous over 800 meters before either wrapping around or penetrating a large porphyry intrusion. The shears then appear to link across to another structure in Central 2 which locates on the volcanic/sedimentary contact and have been confirmed over a strike of 400 meters.
     In order to confirm the continuity of these shears in the Central Zone and aid the evaluation process a program of 11 priority holes was drilled on 25 meter centers, both on section and between sections. All holes intersected these shears but the grade was variable. However, one hole returned exceptionally high grade: MWDDH398 — 32.2 meters at 51.6g/t including 5.8 meters at 278.2g/t and 1 meter at 1,568g/t. These shears are currently being modelled separately in order to better constrain the influence of the high grade zones and develop a more accurate evaluation of the deposit.
Massawa South
     At Massawa South, a linear northeast trending, detailed gold in soil anomaly (3.4 kilometers by 50 to 350 meters, plus 20ppb up to 360ppb) was defined. The soil anomaly was initially tested by 11 RAB lines (200 to 500 meters spacing), totalling 5 175 meters. The RAB results confirm the soil trend, and include: MWRAB180 — 17 meters at 2g/t; MWRAB200 — 3 meters at 10.1g/t; MWRAB208 — 9 meters at 0.69g/t; MWRAB209 — 21 meters at 1.32g/t; MWRAB227 — 6 meters at 1.33g/t; MWRAB239 - 21 meters at 1.35g/t; MWRAB288 — 9 meters at 1.99g/t; MWRAB290 — 3 meters at 1.2g/t; and MWRAB291 — 3 meters at 9.4g/t.
     Lithologies were encountered in the south similar to the Central Zone with an alternating sequence of sheared and silicified mafic volcanic, volcaniclastics and quartz porphyry dykes, N020-030° sheared gossans, north-south ductile deformed schist and gabbro intrusives.
     The mineralization correlates with gossan bands, silicified mafic volcanic, volcaniclastics and strongly altered quartz feldspar porphyry dykes associated with disseminated sulfides. Eight widely spaced (400 to 600 meters) reconnaissance diamond drill holes testing beneath the RAB lines grid, intersected narrow low grade gold mineralization (see adjacent table for results). Drilling was restricted to the volcaniclastic unit and did not test the contact with the sediments, which controls mineralization in the Northern Zones.
     Massawa South remains a high priority target for follow-up drilling and an area to further increase the mineralized material of the deposit. Additional drilling will be motivated in 2010.
Satellite targets
     As well as Massawa, there are a number of targets which have had varying degrees of follow-up work completed on them, from trenching through to RAB and diamond drilling, and all highlight the possibility of providing additional ounces within a 15 kilometer radius of Massawa. These are summarized below:
Bakan Corridor
     The Bakan Corridor groups together a number of anomalous gold in soil targets (Bakan, Tizia, Khosa, Tiwana and Tina) along a 10 kilometer segment of the northeast trending Kossanto structural corridor which is sub-parallel to the MTZ. The geology of the corridor comprises a northeast sequence of ultramafic units, felsic and intermediate volcanics (andesites, dacites and rhyodacites), cherts and igneous rocks ranging from diorite to monzonite.
     Extensive lithosampling carried out across the corridor has revealed mineralization to be associated with deformed and altered felsic intrusives. Follow-up trenching has confirmed bedrock mineralization at Bakan: BKTR002 — 38.00 meters at 2.00g/t; BKTR005 — 4.00 meters at 2.38g/t and 4 meters at 1.80g/t; and BKTR006 — 69.70 meters at 1.89g/t; and at Tina: TNTR002 — 24.00 meters at 1.50g/t; and TNTR003 — 20.80 meters at 1.76g/t. At Tiwana, seven lines of RAB holes, testing a 3.5 kilometer by 200 meter plus 20ppb gold in soil anomaly, returned encouraging results, defining a 125 meter wide anomalous zone (plus 0.3g/t) including: TWRAB03 — 18 meters at 1.40g/t; TWRAB06 - 36 meters at 0.63g/t including 6 meters at 2.60g/t; TWRAB020 — 18 meters at 1.27g/t; and TWRAB064 - 9 meters at 2.54g/t.
Delaya
     Delaya is defined by a 6 kilometer by 100 meter plus 20ppb gold in soil anomaly. Bedrock mineralization was previously delineated over a 700 meter strike extent by trenching results including: DLT003 — 11.15 meters at 9.60g/t; DLT004 — 4 meters at 1.60g/t; DLT005 — 4.5 meters at 7.54g/t; DLT006 — 7.45 meters at 1.98g/t and 6.2 meters at 7.59g/t; DLT008 — 18 meters at 0.68g/t; and DLT009 — 2 meters at 5.69g/t. This was confirmed by an initial five hole, 1 000 meter diamond drill core program which returned the following results: DLD001 — 9.83 meters at 1.80g/t (from 77 meters); DLD002 — 12.44 meters at 5.07g/t (from 177 meters)

including 7.00 meters at 8.19g/t; DLD003 — 3.00 meters at 1.80g/t; and DLD004 — 3.8 meters at 4.80g/t. Mineralization is hosted within a package of schists, strongly sheared and altered by silica-sericite-iron and disseminated pyrite and arsenopyrite.
     Additional RAB drilling returned positive results: Firstly on a line 200 meters north of diamond drill hole DLD002, DLRB005 returned 6 meters at 2.49g/t, DLRB006 — 6 meters at 1.98g/t and DLRB010.3 meters at 3.00g/t. The second line was drilled approximately two kilometers to the south of the known mineralization testing a plus 250ppb gold in soil anomaly. RAB hole DLRB030 returned 21 meters at 4.87g/t. The target will be remodelled and a drill motivation prepared to further test Delaya.
Sofia
     Sofia is part of a 7 kilometer anomalous north-south structural corridor which also hosts the Mikona, Majiva and Matiba targets within ground held by us. This system continues to the north for an additional 10 kilometers and hosts the Niakafiri deposit owned by Oromin and the Sabodala deposit (MDL). So far 3.4 kilometers of strike have been tested by drilling. Results have returned both broad low grade (44 meters at 2g/t) mineralization and narrow high grade (6 meters at 9.5g/t) intercepts. At present the inter-hole spacing is 400 to 600 meters which will be infilled during the next round of drilling.
Bambaraya
     At Bambaraya, trenching and early stage drilling has defined two sub-parallel zones of mineralization at surface, over a strike length of one kilometer. The best trench intersections returned are: BBTR001 — 13.2 meters at 3.59g/t; BBTR002 — 18 meters at 2.93g/t; BBTR003 — 8 meters at 4.5g/t; BBTR004 — 12 meters at 4.06g/t and 4 meters at 5.48g/t; BBTR006 — 14 meters at 2.01g/t and 9.5 meters at 1.13g/t; BBTR010 — 16 meters at 1.70g/t; and BBTR007 — 18 meters at 2.26g/t. To date only three diamond drill holes have tested this zone, with BBDDH002 returning the best intersection of 12 meters at 3.17g/t. Mineralization is hosted within northeast trending pillow basalts and is associated with silica-sericite-tourmaline-iron carbonate-pyrite alteration.
     Exploration work has been completed to the northeast of the known mineralization where a felsic intrusive has intruded the structure. Rock chip samples returned 38.6g/t from the intrusives and 105.0g/t, 2.12g/t, 1.86g/t, 1.29g/t, 1.15g/t and 0.6g/t from quartz veins within the intrusive. This target will be reviewed in light of its location relative to Massawa.
CÔTE D’IVOIRE
     In the Côte d’Ivoire, a complete review of all layers of data (Landsat, Aster, airborne geophysics, geology, regolith, geochemistry and drilling) was integrated to formulate a new geological interpretation of the Nielle permit together with a prospectivity analysis and reprioritization of targets.
Nielle
     In broad terms, the Nielle permit is underlain by a north-northeast trending Birimian volcanisedimentary belt, known as the Senoufo Belt. The margins of this belt are variably tectonized granitoid bodies referred to as ‘granitoid gneisses’. The western contact between the granitoid gneiss basement and the volcanisedimentary belt is marked by a large scale arcuate terrane boundary. Several gabbros have intruded along this boundary, annealing the contact. The eastern contact is represented by a very strong mylonitic shear, termed the Oleo Shear, which can be traced for several hundred kilometers.
     The belt is cored, in the central area, by ‘buttresses’ of competent, structurally dissected and rheologically diverse lithologies which collectively form the ‘Competent Core’. Lithologically this comprises a fold and thrust package of basalt and tuff, porphyritic andesite and mafic agglomerate. Weakly deformed felsic-intermediate and mafic intrusives including syn-tectonic granodiorite, late syn-tectonic porphyritic diorite, and gabbro also occur, and commonly intrude between competency contrasting lithologies that appear to be structurally juxtaposed against one another. Shearing and thrusting is present on both a regional and local scale and is accompanied by abundant silicification, quartz veining, and felsic intrusive activity. In most instances these structures are either bedding parallel or locate along the contact between volcanisedimentary units and intrusive felsic bodies. Widespread ductile and brittle mineralization is frequently associated with this shearing as seen with the Tongon orebodies. Following the completion of the geological interpretation, a prospectivity analysis was completed to prioritize targets for follow-up work programs.
Tongon West
     Mineralized structures from the Southern Zone appear to have been offset by a late regional scale north-northwest trending dextral fault. Mineralization exists in two zones. These two zones returned in a river diversion trench: 28 meters at 1.50g/t including 18 meters at 2.02g/t and 38 meters at 1.16g/t.
     The main zone of Tongon West extends over 600 meters of strike length trending northeast, with an average width of 25 meters. The mineralization is hosted in a volcaniclastic unit associated with shearing (230° dipping variably between 30° and 79° to the northwest). Along strike to the northeast the discreet mineralization terminates abruptly close to the granodiorite contact. Diffuse anomalism occurs in the granodiorite as a result of brittle fracturing. The mineralization is open to the southwest, albeit weak. The footwall is marked by a unit of carbonaceous shale trending 230° dipping steeply to the northwest and intruded by several porphyritic dykes.
     Two new trenches placed either side of the diversion trench to test the current geological model were completed in Q4-09. TNT091 collared above mineralized RAB holes and 100 meters southwest of the mineralization intersected in the diversion trench confirmed the geological model, with a tuff-volcaniclastic hangingwall, volcaniclastic mineralized zone and carbonaceous shale footwall.
     Results for this trench returned: 15 meters at 2.42g/t including 9.10 meters at 3.30g/t. TNT092 collared in the granodiorite 50 meters northwest of the current wireframe appears massive and only weakly altered (haematite), with north-south and northeast trending quartz veins dipping 60-70° to the southeast.
     A smaller sub parallel zone covers a strike length of 200 meters. This zone is hosted within an intercalated package of tuff and volcaniclastic crosscut by discrete shears trending 268°, dipping 78° to the north and associated with a subvertical strongly silicified zone trending 140°. A storm drain excavated to the west of this zone provided exposure and confirmed the northwest trending silicified zone (STD001 — 6 meters at 0.39g/t).
Seydou
     The Seydou target was a conceptual target from the prospectivity analysis. The regional ‘Soumo Shear’ was re-interpreted to be a sheared fold closure. Detailed soil sampling returned two distinct, gold in soil anomalies (Seydou East and Seydou West).
Seydou East
     The eastern anomaly is a 400 meter wide, 2 kilometer long plus 50ppb gold in soil anomaly. Pitting identified a narrow (less than one meter) discrete silicified shear with selective litho samples grading to a maximum value of 26.7g/t. All other results have been received and returned values up to 0.15g/t from saprolite of shale. Work to date suggests that the soil anomaly may be attributed to these narrow silicified shears. Follow-up work is in progress.
Seydou West
     The western target is a 3.6 kilometer discontinuous, due to regolith, plus 100ppb gold in soil anomaly trending north-northeast. Initial pitting has confirmed an in situ bedrock gold source. The controlling structure appears to be the continuation of the Tongon Northern Zone orebody bounding shear. Preliminary litho samples returned encouraging values: 0.15g/t, 2.45g/t and 18.10g/t from quartz and silicified material.
     Following reconnaissance pitting, a 50 meter trench was excavated to observe the geology, structure, alteration and potential mineralization. The trench returned strong gold mineralization with an intersection of 19 meters at 5.32g/t including 11 meters at 7.87g/t associated with strong to moderate silicification of volcaniclastic together with a quartz stockwork and boxworks surrounding a main quartz vein which is 0.7 meters wide and trends 030/70.
     Additional wide spaced (500 meters) trenching is planned over the entire 3.6 kilometer target to provide a broad geological framework and, depending on results, a drilling motivation will be prepared.
Jubula
     Jubula is a new target identified from the prospectivity analysis. Soil sampling returned a main northeast trending, 3.8 kilometer discontinuous gold in soil anomaly. Regional pitting identified the occurrence of two volcaniclastic units separated by basalt and shale. The duplication may represent part of a sheared out fold hinge. It locates approximately two kilometers north of Seydou. A program of trenching will be completed as initial follow-up.
Bazou
     Bazou is located nine kilometers north northeast of the Tongon mineralization and overlies the contact between granodiorite, tuff and siltstone, cut by the dextral Main Shear Zone (MSZ). Bazou was highlighted where the MSZ horsetails into several splays resulting in the development of an extensional imbricate fan.
     Detailed soil sampling covering a 6 square kilometer (200 meters by 50 meters) grid was completed. The updated regolith map shows that much of the area is covered by lateritic gravel with vast areas of lower laterite and a few isolated upper laterite plateaux. Sub-outcrop occurs in the east of the grid where three lithosamples of chert with pyrite and pyrrhotite were taken (results received returned values less than 0.1g/t).
     Two zones of hummocky ground, 1.7 kilometers apart, were mapped in the center of the target representing old artisanal workings. The south of the grid is truncated by a southwest flowing river. Complete soil sampling results have been received, highlighting a linear 040 trending 100ppb gold in soil anomaly measuring 3.8 kilometers by 100 meters with a maximum value of 1 162ppb. The anomaly is truncated by alluvial cover and continues southwest into Jubula. Pitting has been difficult due to the hard laterite cover and RAB drilling is proposed as a method of primary follow-up.
Koro Northwest Extension
     Geologically the target overlies the contact between tuff and granodiorite where the MSZ intersects the Oleo Shear zone. Detailed soil sampling covering 14 square kilometer by a 200 meter by 50 meter grid was completed. The regolith map was also updated and shows that much of the area is covered by lateritic gravel, with a few isolated upper laterite plateaus and sub-crops on the erosional slopes in the west of the sampling grid. A large west flowing river splits the target in two and sandy soil was mapped in the southeast of the grid suggesting underlying granodiorite and thus confirming the aeromagnetic interpretation. Soil sampling results are pending.
Generative studies
     Preparations are currently underway to fly an airborne electromagnetic survey, not only over the Nielle permit, which hosts the Tongon deposit, but also the adjacent Diouala and Fapoha permits on the Senoufo Greenstone Belt. This data will be integrated with our existing layers to further refine our targeting process in 2010. We secured an additional permit through its joint venture with New Mining Côte d’Ivoire, Tengrela South, which is contiguous with the Boundiali permit.
Boundiali
     The 1,314km2 Boundiali permit is located approximately 60 kilometers west of Nielle and hosts numerous gold in soil anomalies, which have seen little follow-up exploration. During 2009, early stage exploration validated previous results and reprioritized work for 2010.
BURKINA FASO
     We made a strategic decision to sell the Kiaka project in the southeast of the country to Volta Resources Inc in the fourth quarter of 2009.
     Exploration is now focused on the identification of new opportunities. A first pass review has been completed over the southwest corner of the country and includes the Greenstone Belts of Loumana, Banfora, Hounde and Boromo. A more detailed generative study is being applied, with the integration of our West African models to the geology, to identify areas of interest, in order to highlight permit applications and/or joint venture opportunities.
DEMOCRATIC REPUBLIC OF THE CONGO
Kibali
     In the Democratic Republic of the Congo, following the acquisition of Moto Goldmines at the beginning of the 2009 fourth quarter, we established a geological team on site at Kibali. The primary objective was to complete a detailed geological analysis of the KCD deposit, to understand the geology, structure, alteration and mineralization and to construct a geological model to support the resource conversion work, as well as to look at the possibility of a lateral link between the KCD and Gorumbwa deposits.
Deposit geology
     A geological analysis was completed to review the structural and lithological controls of the KCD deposit as well as to look at the possibility of a lateral link between the KCD and Gorumbwa deposits. Sixty core holes were validated and a geological map was produced. A geological aeromagnetic interpretation was also completed.
     •  Mineralization is controlled by zones of texturally destructive albite-carbonate-silica alteration (syn D1) along faults with a similar orientation as S1. S1 is a regional shear fabric and in general strikes northwest with a low dip to the northeast, hosted within a package of banded iron formation (BIF), volcaniclastics and sediments. D1 is interpreted to be the results of shortening from the northeast with the West Nile block thrust over the basalt-volcaniclastic sequences, causing southwest verging folds and thrusts.
     •  Gold mineralization was introduced during late D1 to D2 due to preferential fracturing of the albite-carbonate-silica alteration zones. S2 is an axial plane cleavage and in general strikes northeast with a moderate to steep dip northwest, explaining the northeast trending mineralized corridors. D2 also causes the folding of S1, creating double plunging folds, as observed in the KCD mineralized zones. A prominent stretching lineation, L1, was also observed. It has, in general, a shallow plunge towards the northeast and appears to control high grade mineralization.
     •  Post-mineralization D3 which produced a pervasive crenulation cleavage that in general strikes southeast with a low dip to the southwest.

Airborne geophysics
     Aeromagnetic and radiometric data over the Moto area, acquired during the Anglogold Ashanti (Anglogold)-Barrick joint venture in the late 1990s, was received from Anglogold. A preliminary interpretation of the aeromagnetic data revealed strongly magnetic units, which correspond to banded iron formations (BIF) trending west-northwest. However, in the immediate vicinity of the KCD area the strata change strike towards the northeast. Two generations of folding can be observed on the imagery: one set with the fold axis striking west-northwest and the other with fold axis strike northeast together with the development of brittle-ductile shears.
     The radiometric survey results clearly indicated the presence of granites within the survey area, and assisted in identifying the remaining geology. There is evidence that the Watsa dome is composed of two different magmatic events, with the one (northeast portion) having a weak potassium enrichment, and the other (southwest portion) having a weak thorium (with some uranium) enrichment.
     In 2010 we are planning an airborne electromagnetic survey over the permit area to enhance our geological understanding of the region and target new mineralized material opportunities.
Drilling
     Forty four diamond drill holes were completed at KCD, targeting the definition of pit/underground interface and infill drilling within the open pit boundary. All drilling results are shown in the table below and confirm the geological model. The top grade cut is 50g/t; the lower grade cut is 0.8g/t with up to a maximum of 4 meters internal dilution being incorporated into the composite. At present the intersections recorded are down the hole lengths.
     Strategic holes: KCD — Gorumbwa gap drilling
     Two holes were completed for 1,556.7 meters. The objectives were to:
•	Obtain a better understanding of the geology as there is little outcrop west of Durba hill;

•	Test for additional alteration/structural corridors; and

•	Evaluate the potential of linking mineralization between KCD and Gorumbwa.
     In DDD456 a 45 meter wide deformed and altered (Si and pyrite) zone was intersected from 515 to 560 meters. Within it, anomalous sections grade: 7 meters at 1.63g/t (515 to 522 meters), 8.05 meters at 3.43g/t (536.75 to 544.8 meters) and 4.2 meters at 1.15g/t. This zone may be linked with Sessenge towards the southeast, which would extend Sessenge for about 150 meters further northwest, while results for DDD457 returned multiple mineralized zones with a best intersection of 3.1 meters at 4.75g/t from 450 meters. The data is being integrated into an updated geological model and additional drill holes will be planned to further evaluate the potential of this area.
Regional soil sampling
     The regional soil sampling program on the priority 1 area has progressed well. Four new anomalous areas were identified based on gold in soil values above 9ppb. All are located within the prospective volcaniclastic sediments which host the main Kibali mineralization. Anomaly 1 trends north while anomalies 2, 3 and 4 trend northeast. Anomaly 4 could be the extension of Dembu. Strike lengths and widths are as follows: Anomaly 1 is 3 kilometer by 400 meters; Anomaly 2 is 3.5 kilometers by 200 meters; Anomaly 3 is 3 kilometers by 500 meters; and Anomaly 4 is 2.5 kilometers by 1.4 kilometers.
Objectives for 2010
     Objectives in 2010 at Kibali include: continued resource conversion work, not only on the KCD deposit but also satellite deposits; the identification of new near mine mineralized material; and generative work on the wider lease area through the completion of soil sampling and an airborne electro-magnetic survey.
GHANA
     A strategic decision was made to stop active exploration in Ghana and return our portfolio of four permits covering 1,841 square kilometers back to the government after five years of research.
     During the five years from 2004 to 2009, the prospectivity of Ghana was continually assessed. Seven mines were visited to understand the mineralization, structure, alteration and geology. Eight advanced targets were assessed and eight promising junior exploration companies reviewed. In addition, 43 exploration concessions offered for joint venture were analysed, while 60 open areas, available for application, failed to meet the basic geological filters to proceed to the next stage.

     We actively explored eleven exploration permits covering a surface area of 7,770 square kilometers over the five years but failed to find an advanced target for drilling.
     While active exploration will cease in this country, our partnership will continue with Inter Afrique in order for us to react should an opportunity meeting the company’s criteria arise.
TANZANIA
     All exploration activities have been suspended and we have returned the permits in our portfolio to government. We do however retain a small office in Mwanza to keep track of opportunities.
     Work is now focused on understanding the Central African geological framework and more importantly the geological model for the Kibali gold deposits in the northeast DRC.
MINERAL RIGHTS AND ORE RESERVES
     Table of mineral rights at December 31, 2009

Country	Type	Area (km2)	Area (sq miles)	Equity (%)
MALI
• Loulo	EP	372	144	80
• Morila	EP	200	77	40
• Bena	EEP	16	6	80
• Walia-Kenieko	EEP	94	36	40
• Zaniena	EEP	257	99	80
• Konyi	EEP	250	97	80
CÔTE D’IVOIRE
• Nielle	EEP	751	290	89
• Boundiali	EEP	1,314	507	81
• Dabakala	EEP	191	74	81
• Dignago	EEP	1,000	386	81
• Apouasso	EEP	1,000	386	81
• Fapoha	RP	559	216	81
• Tengrela South	RP	559	216	81
• Diaouala	EEP	977	377	81
• Mankono	RP	704	272	81
SENEGAL
• Kanoumering	EEP	303	117	83
• Kounemba	EEP	305	118	83
• Miko	EEP	95	37	83
• Dalema	EEP	401	155	83
• Tomboronkoto	EEP	300	116	83
• Bambadji	EEP	344	133	51
BURKINA FASO
• Basgana	EEP	250	97	81
• Bourou	EEP	122	47	81
• Tanema	EEP	247	95	81
• Yibogo	EEP	247	95	81
• Nakomgo	EEP	237	92	81
• Safoula	EEP	249	96	81
• Dawaro	EP	250	97	81
• Tiakane	EEP	196	76	81
DEMOCRATIC REPUBLIC OF THE CONGO
• Kibali
• 11447	EEP	227	88	45
• 11467	EEP	249	96	45
• 11468	EEP	46	18	45
• 11469	EEP	92	36	45
• 11470	EEP	31	12	45
• 11471	EEP	113	44	45

Country	Type	Area (km2)	Area (sq miles)	Equity (%)
• 11472	EEP	85	33	45
• 5052	EEP	302	117	45
• 5073	EEP	399	154	45
• 5088	EEP	292	113	45
TOTAL AREA		13,624	5,260

EP	— Exploitation Permit

EEP	— Exclusive Exploration Permit

RP	— Reconnaissance Permit
Annual ore reserve declaration

		Tonnes	Tonnes	Grade	Grade	Gold	Gold	Attributable	Attributable
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	Gold (Moz)	Gold (Moz)
At December 31,	Category	2009	2008	2009	2008	2009	2008	2009	2008
PROVEN AND PROBABLE RESERVES
Kibali
	Probable	63.80	—	4.48	—	9.19	—	4.14	—
Sub total	Proven and probable	63.80	—	4.48	—	9.19	—	4.14	—
Loulo								80%	80%
	Proven	5.55	7.08	3.48	3.38	0.62	0.77	0.50	0.62
	Probable	43.91	43.51	4.54	4.60	6.41	6.43	5.13	5.14
Sub total	Proven and probable	49.45	50.59	4.42	4.42	7.03	7.20	5.63	5.76
Gounkoto								80%	80%
	Proven	7.47	—	6.83	—	1.64	—	1.31	—
Sub total	Proven and probable	7.47	—	6.83	—	1.64	—	1.31	—
Morila								40%	40%
	Proven	9.85	13.74	1.74	2.02	0.55	0.89	0.22	0.36
	Probable	6.91	6.88	1.14	1.14	0.25	0.25	0.10	0.10
Sub total	Proven and probable	16.76	20.62	1.49	1.72	0.80	1.14	0.32	0.46
Tongon								89%	89%
	Probable	38.02	38.25	2.63	2.57	3.22	3.16	2.86	2.65
Sub total	Proven and probable	38.02	38.25	2.63	2.57	3.22	3.16	2.86	2.65
Massawa								83%	83%
	Probable	10.51	—	4.62	—	1.56	—	1.30	—
Sub total	Proven and probable	10.51	—	4.62	—	1.56	—	1.30	—
TOTAL RESERVES	Proven and probable	186.01	109.46	3.92	3.27	23.45	11.50	15.56	8.87
The reporting of Ore Reserves is in accordance with SEC Industry Guide 7.
Pit optimization is carried out at a gold price of $700 per ounce; underground reserves are also based on a gold price of $700 per ounce. Dilution and ore loss are incorporated into the calculation of reserves.
Addition of individual line items may not sum to sub totals because of rounding off to two decimal places.
The following map indicates the locations of Morila and Loulo within Mali:

N
Mali
MALI
Tombouctou
LOULO MINE
SENEGAL
Kayes
Kenieba
Bamako
MORILA MINE
Sikasso
TONGON
DEVELOPMENT
PROJECT
GOUNKOTO
PROJECT
MASSAWA
PROJECT
COTE
d'IVOIRE
0
350
700
Kilometers

Locality of the Loulo and Morila Mines in Mali
Mineral Rights and Permits
The following maps show the position of our current permits in West and Central Africa:
Location of our permits in West Africa
Location of our permits in Central Africa
     Although we believe that our exploration permits will be renewed when they expire, based on the current applicable laws in the respective countries in which we have obtained permits, we cannot assure you that those permits will be renewed on the same or similar terms, or at all. In addition, although the mining laws of Mali, Côte d’Ivoire, Senegal, Burkina Faso and DRC provide a right to mine should an economic orebody be discovered on a property held under an exploration permit, we cannot assure you that the relevant government will issue a permit that would allow us to mine. All mineral rights within the countries in which we are currently prospecting are state-owned. Our interests effectively grant us the right to develop and participate in any mine development on the permit areas.
NEW BUSINESS
     In 2009, we highlighted our intention to broaden our exploration to the prospective rocks of the Congo Craton. The subsequent acquisition of our joint venture position in the Kibali gold project and its large ground holding in north eastern DRC was a significant step in executing this strategy.
     The Congo Craton, which ranges from the well known deposits of Tanzania through the east of the DRC and the Central African Republic to Cameroon, has the potential to be the next significant gold province in Africa and the world and our intention is to grow our presence in the area.
     During the past year, we have reviewed the data from a number of junior explorers together with the information now being generated from the Kibali project and are well placed to advance this strategy, while building our exploration portfolio across four countries in West Africa. At the same time, we will continue to review external opportunities which may have the potential to meet our investment criteria.
     Such external opportunities will be rated against our own organic growth prospects, which provide an accurate means of measuring value. Our success in our own discoveries gives us the ability to increase our production without having to buy in ounces, and our core goal therefore remains the discovery and development of profitable mining opportunities, and the creation of value through organic growth.
SOCIAL RESPONSIBILITY AND ENVIRONMENTAL SUSTAINABILITY
     We believe that a successful mining company is one which is profitable while meeting its social responsibilities in the countries and communities in which it operates.
     Strong local relationships are one of the foundation stones on which the company has been built. For each new development, a process of assessment and engagement is undertaken to ensure that the positive impacts of the operation are maximized and the negative impacts minimized.
     Our general approach is guided by the IFC Guidelines on Environmental, Safety and Health and specifically on IFC Guidelines related to Mining and Performance Standards on Social and Environmental Sustainability OHSAS 18001, the Occupational Health and Safety Advisory Service’s occupational health and safety standards, and ISO 14001, the international environmental standards, guide health, safety and environmental management practices on our operations. All social and environmental assessments are reviewed by an independent party to ensure compliance to these codes.
     During the early exploration stage our aim is to make as small a social impact as possible. Once a target progresses to feasibility, full social, medical and environmental baseline studies are conducted, which define the pre-mining conditions and are used as benchmarks while the project develops and when it moves into production. Full environmental and social impact assessments are generated including public participation programs with the local communities where the impacts, both negative and positive, are communicated and considered. During the past year social, economic and environmental baseline studies were completed on Massawa and Gounkoto, while previous studies completed at Kibali were reviewed with the completion of gap analyses and implementation of programs to ensure compliance to our standards.
     Community liaison committees, consisting of a broad spectrum of community representatives, are set up prior to production and provide a forum for regular, open dialogue where problems can be tabled and mutually acceptable solutions found. Our exploration team represents our first interface with the community and it is instrumental in allaying suspicions and conflicts, while building relationships based on trust between future mines and the community.
     To keep environmental and social issues in the forefront of our business, an executive committee was formed during the year that meets quarterly to review all environmental and social action plans. A summary of this review is presented at each group board meeting.
     Our integrated social and environmental management process identifies potentially negative and positive impacts. The implementation of sustainable environmental and social responsibility strategies aim to minimize negative impacts and maximize the positive impacts of our activities, commensurate with our business strategy and with national and IFC standards. The implementation and effectiveness of these strategies is audited by independent external consultants Digby Wells Associates (DWA) and monitored internally on a quarterly basis by the group’s environmental and social oversight committee.

Group environmental and social oversight committee
     As highlighted above, a new group environmental and social oversight committee was set up during the year in order to oversee and drive the company’s policies in this regard, recognising the importance of this area to our business. All the members are drawn from the group’s executive committee, including the CEO and the general manager: evaluation and environment. The committee met three times last year and will meet quarterly or more often as required.
Environmental Management
     Monthly monitoring programs incorporating dust fallout levels, physiochemical, cyanide, oil, grease and bacteriological levels of surface and groundwater across the mine sites and tailings storage facilities as well as surrounding water courses continued throughout the year. No pollution or breach of World Bank guidelines occurred.
     A Notice of Environmental and Social Impact Assessment (NESIA) was approved by the National Director of Sanitation and Control of Pollution and Nuisances for the mining of the Loulo 1, 2 and 3 areas on the Loulo permit as required by national legislation.
     Morila is ISO 14001 certified and Loulo continues to proceed towards certification. This is planned for 2010. As part of this procedure dust suppression has been improved by the installation of a dust extractor at the screening plant and telescopic chutes on the crushed stockpiles.
     Environmental management plans will be implemented in Tongon on start up of production which will be in line with ISO 14001 to allow for the rapid accreditation of the mine.
     Closure studies of the Morila Tailings Storage Facility have concentrated on looking at various options available including a sampling exercise over the dam with full environmental leach testwork. Based on results the optimum closure design will be identified. Closure plans at Loulo continue to be updated with the changing mining environment to ensure appropriate reclamation costs are allocated.
Community development
     To survive and prosper, we must be an integral part of and benefit the communities of which it is a corporate citizen. Establishing and maintaining good relations with the communities requires constant and effective two-way communication and in pursuit of such relationships we have a sustainable community development strategy backed by a budget and community development departments. We believe we have been more successful in community endeavors than most other mining companies operating in Africa. However, the need to stay focused and continually improve was brought home to us when we suffered a setback in July 2009 in community relations at our Loulo mine. Members of the community — mainly but not exclusively young job seekers newly arrived in the area — became upset about the method of recruitment of the new surface mining contractor, which had brought its mining team with it from Morila. The group disrupted operations which were suspended for 36 hours, allowing the authorities to restore the situation to normal. We have had an independent audit carried out and have implemented its recommendations, such as intensifying our interaction with the communities surrounding our operations.
Projects
     During the year community development spending on projects identified by the representatives of the communities situated close to our operations was in excess of $2 million. This excludes the direct community and social work undertaken by the group, including the RAP at Tongon, the provision of medical care to villagers living close to our operations, the excellent community work done on our exploration sites and the work at Kibali to carry out medical and other baseline studies and social/economic/human rights and other impact studies.
     The focus areas for our community development efforts have remained the creation of sustainable employment opportunities, primary health care, education, food security, and potable water provision.
Human Resources Report
Group manpower
     Group manpower levels, inclusive of contractor labor, rose during the year by 1,927 to 5,808, the most significant increases occurred at Tongon, where numbers employed, including contractor staff, increased from 72 to 1,520. The increase at Loulo of 764 was also significant, given the ramp-up of the Yalea underground mine. Finally, the acquisition of Kibali added another 320 people employed by the group.
     During 2009, the edge was taken off the skills shortage by the international financial crisis that forced many base metal miners to curtail operations or projects and retrench employees. Professional, managerial and skilled employees became easier to recruit to meet the demands of our projects, and at more realistic salary levels. Therefore, we avoided labor cost inflation, prevalent in the industry in recent years, and due to our remuneration structure we continued to retain our core employees. Manning levels related to employees working on our operations and projects are shown in the following tables.

	Dec	Dec
Mine/function	2009	2008	Variance
MORILA
Mine	486	595	(109)
Contractors	395	884	(489)
Total	881	1,479	(598)

LOULO
Mine	314	397	(83)
Contractors	2,550	1,703	847
Total	2,864	2,100	764

TONGON
Mine	8	—	8
Project management	10	9	1
Contractors	1,502	63	1,439
Total	1,520	72	1,448

KIBALI
Project	245	—	245
Contractors	75	—	75
Total	320	—	320

EXPLORATION
Field	151	165	(14)
Other	10	10	—
Total	161	175	(14)

CORPORATE
Corporate and operational centers	62	55	7
TOTAL GROUP	5,808	3,881	1,927
Industrial relations
     In Mali, negotiations for a new collective labor agreement for the mining industry were concluded between the National Employers Association (CNPM) and national unions (UNTM) in the latter part of 2009. The group and mine human resources managers formed a part of the CNPM team at the discussions which have been underway since 2002. The current agreement dates from 1985 and the aim of the industry was to obtain a replacement agreement that clarifies and simplifies the current agreement, without any additional costs to the industry. The new agreement is scheduled for signature in the first quarter of 2010, once all the parties are satisfied with the content of the document.
Employee health
     One of our key objectives is the reduced exposure to airborne contaminants and noise on our sites. Personal protective equipment is supplied as required in the relevant areas. Malaria remains the most significant health risk for our operations. We carried out annual entomological surveys to determine the most effective insecticide to use in the spraying programs that are carried out on site as well as in surrounding villages. This highlighted the increased resistance of mosquitoes in the Loulo region which accounted for a rise in the annual incidence to 18 cases per 100 employees. At Morila, the malaria incidence rate decreased from 2% in 2008 to 1.74% in 2009. An entomological study was carried out at Kibali during 2009 and its recommendations will be followed up in 2010.
     Awareness education of employees and local communities on HIV/AIDS and its prevention is another important health issue addressed on all sites. This is generally conducted by our medical departments in conjunction with NGOs.
Safety
     During the year, a contracting mining company working in the underground mine at Loulo experienced two separate serious accidents that resulted in four fatalities. The first occurred in August on the conveyor belt section and involved one of the mining contractor’s conveyor belt maintenance employees. The second accident occurred in a stoping area when a block of ground fell from the hanging wall resulting in the death of three contractor employees. Investigations into the accidents were undertaken by Loulo’s joint management union safety committee and the relevant government authorities. The recommendations resulting from each inquiry were implemented immediately. During December 2009, the underground contractor’s contract was terminated partially due to the poor safety performance.
     While low injury frequency rates do not always translate into low fatality rates the Lost Time Injury Frequency Rate (LTIFR) (number of LTI per number of hours worked) x 1,000,000 was 2.71 at Loulo and 0.92 at Morila. Daily ‘toolbox’ meetings are held in workplaces across our mines to constantly remind employees of the need for each to be safety conscious. These meetings are based on the principle of personal responsibility with regard to safety where the onus is transferred to the individual to practice a high level of safety in the workplace.
Training
     Management and supervisory development programs continued on site and at African, American and European universities.
     The drive to enhance basic engineering skills, using a combination of competency testing, gap identification and action learning to strengthen any weak areas continued during 2009. Employees at both our operating mines and at the Tongon project attended induction and safety courses throughout the year.
     All new employees on our operations, both contractor and mine employees, are required to attend work place induction and safety training courses before starting work.
     Preparatory work started in 2009 at Tongon and Loulo towards the attainment of OHSAS 18001 certification.
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
MARKETING
     We derive the majority of our income from the sale of gold produced by Morila and Loulo in the form of dorè, which we sell under agreement to a refinery. Under these agreements, we receive the ruling gold price on the day after dispatch, less refining and freight costs, for the gold content of the dorè gold. We have only one customer with whom we have an agreement to sell all of our gold production. The “customer” is chosen periodically on a tender basis from a selected pool of accredited refineries and international banks to ensure competitive refining and freight costs. Unlike other precious metal producers, gold mines do not compete to sell their product given that the price is not controlled by the producers.
PROPERTY
     Our operational mining area is comprised of Morila operations of 200 square kilometers and the Loulo mining permit of 372 square kilometers. Our exploration permits are detailed above.
     We also lease offices in London, Dakar, Abidjan, Bamako, Ouagadougou, Mwanza, Accra, Johannesburg, Jersey, Kinshasa and Entebbe.
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
     We believe that we are entitled to recover $59.3 million from MDM. This comprises payments totaling $32 million which have been capitalized as part of the cost of the project, $15.2 million in respect of damages arising from the delayed completion of the project, and advances of $10.5 million (net of a present value and impairment provision of $1.1 million) (December 31, 2008: $12.1 million) included in receivables. Of this latter amount, $7 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets.
     As part of our efforts to recoup the monies owed to us, MDM was put into liquidation on February 1, 2006. This resulted in a South African Companies Act Section 417 investigation into the business and financial activities of MDM, its affiliated companies and their directors. This investigation was completed in the last quarter of 2007 and the liquidators issued their report that confirms that MDM’s liabilities exceeded its assets.
     The directors believe that the group will be able to recover the $10.5 million included in Receivables. However, this is dependent on the amounts which can be recovered from the performance bonds, personal guarantees and other assets provided as security. Any shortfall is expected to be recovered from any free residue accruing to the insolvent estate. The recovery process has commenced with summons being issued against creditors who received payment from MDM in terms of the Insolvency and Companies Acts and against the insurance company which issued the performance bonds. The aggregate amount which will ultimately be recovered cannot presently be determined.
     Recovery of the other $47.2 million is dependent on the extent to which the group’s claim is accepted by the liquidators and the amount in the free residue. The ultimate outcome of this claim cannot be determined at present. The financial statements do not reflect any adjustment to the cost of the Loulo development that may arise from this claim, or any additional income that may arise from the claim for damages, or any charge that may arise from MDM’s inability to settle amounts that are determined to be payable by MDM to the group in respect of the Loulo development.
     As of December 31, 2009, we had approximately $589.6 million of cash and cash equivalents. In addition, we had available-for-sale financial assets with a carrying value of approximately $29.0 million. The available-for-sale financial assets consists of ARS. In the third quarter of fiscal year 2007, certain ARS with a cost value of $49 million failed at an auction due to the sudden and unusual deterioration in the global credit and capital markets, and have since experienced multiple failed auctions.
     We believe that we have been the subject of a fraud committed by brokers working for a large investment bank through material misrepresentations of the nature of the ARS in which we were invested. Consequently, we engaged lawyers, and in October 2008, we commenced arbitration proceedings against the bank and the brokers for their misconduct. The arbitration hearing is due to commence in April 2010. These individuals are the subject of criminal proceedings instigated by the US Government, in which we have cooperated with the Department of Justice, and regulatory proceedings instigated by the US Securities and Exchange Commission. In July 2009, one of the two brokers pleaded guilty in the criminal proceeding, and in August 2009, a jury returned a guilty verdict against the other broker. We believe the criminal and regulatory proceedings reinforce our position.
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
C. ORGANIZATIONAL STRUCTURE
     The following table identifies our subsidiaries and joint venture and our percentage ownership in each subsidiary:

Countries of Incorporation
Name of Company	% effective ownership
Jersey
Randgold Resources Limited	—
Randgold Resources (Burkina) Limited	100
Randgold Resources (Côte d’Ivoire) Limited	100
Randgold Resources (Kibali) Limited	100
Randgold Resources (Mali) Limited	100
Randgold Resources (Senegal) Limited	100
Randgold Resources (Somilo) Limited	100
Randgold Resources T1 Limited	100
Randgold Resources T2 Limited	100
Randgold Resources T3 Limited	100
Mining Investments (Jersey) Limited	100
Morila Limited	50
RAL 1 Limited	50
Kibali (Jersey) Limited	50
Kibali 2 (Jersey) Limited	50
Kibali Services Limited	50
Australia
Moto Goldmines Australia (Pty) Limited	50
Border Energy (Pty) Limited	50
Westmount Resources NL	50

Countries of Incorporation
Name of Company	% effective ownership
Border Resources NL	50
Burkina Faso
Randgold Resources Burkina Faso SARL	100
Canada
Moto Goldmines Limited	50
0858065 B.C. Limited	50
Côte d’Ivoire
Randgold Resources (Côte’d’Ivoire) SARL	100
Société des Mines de Tongon SA	89
Democratic Republic of Congo
Kibali Goldmines S.P.R.L.	45
Mali
Randgold Resources Mali SARL	100
Société des Mines de Morila SA	40
Société des Mines de Loulo SA	80
Kankou Moussa SARL	75
South Africa
Seven Bridges Trading 14 (Pty) Limited	100
Tanzania
Randgold Resources Tanzania (T) Limited	100
The Netherlands
Kibali Cooperatief UA	50
Uganda
Border Energy East Africa (Pty) Limited	50
United Kingdom
Randgold Resources (UK) Limited	100
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
     The exploration permits in Côte d’Ivoire, Mali, Senegal, Burkina Faso and DRC give us the exclusive right for a fixed time period, which is open to renewal, to prospect on the permit area.
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

General
     We earn substantially all of our revenues in US dollars and a large proportion of our costs are denominated or based in US dollars, excluding the Morila mining contract which is partially denominated in Euros. We also have South African Rand, Communauté Financière Africaine franc, Congolese franc and Pound Sterling denominated costs, which are primarily wages and material purchases.
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
Impact of Favorable Tax Treaties
     We are not subject to income tax in Jersey. Morila SA benefited from a five year tax holiday until November 14, 2005. Somilo SA also benefits from a five year tax holiday in Mali which commenced on November 8, 2005. The benefit of the tax holiday to the group was to increase its net profit by $26.7 million, $9 million and $11 million for the years ended December 31, 2009, 2008 and 2007 respectively.
     Under Malian tax law, income tax is based on the greater of 35% of taxable income or 0.75% of gross revenue.
     The Morila and Loulo operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2009 and 2008 respectively, for deduction against future mining income.
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
     Our prior financing arrangements for the development of Loulo included provisions for gold price protection. Although the facility was fully repaid in December 2007, these instruments are still in place. At December 31, 2009, 41,748 ounces had been sold forward at an average price of $500 per ounce. This represents approximately 10% of planned production at Loulo and 7% of the group’s production for the period ending December 2010.
     Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production, which could have a material impact on our revenues.

Our Realized Gold Price
     The following table sets out the average, high and low afternoon London Bullion Market fixing price of gold and our average US dollar realized gold price during the years ended December 31, 2009, 2008 and 2007.

	Year Ended December 31,
	2009		2008		2007
Average	972		871		695
High	1,213		1,011		841
Low	810		712		608
Average realized gold price	893	(1)	792	(1)	636	(1)

(1)	Our average realized gold price differs from the average gold price as a result of the timing of our gold deliveries and different realized prices achieved on the hedge book.
Costs and Expenses
     Our operations currently comprise two operations. Mining operations at Loulo are being conducted by contractors and managed by the company. Morila is currently processing stockpiles only. Mining ceased in April 2009. Milling operations are undertaken by the group’s own employees. Total cash costs in the year ended December 31, 2009 as defined by guidance issued by the Gold Institute made up approximately 76% of total costs and expenses and comprised mainly mining and milling costs, including labor and consumable stores costs. Consumable stores costs include diesel and reagent costs. Contractor costs represented 39% of total cash costs, with diesel and reagent costs making up 25% of total cash costs. Direct labor costs accounted for approximately 5% of total cash costs. For a definition of total cash costs, please refer to “Item 3 — Key Information.”
     The price of diesel acquired for the Morila and Loulo operations increased during the year ended December 31, 2008 which negatively impacted total cash costs. In 2009, the price of diesel has significantly declined. Should these prices increase again, this could significantly impact total cash costs mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet. A significant portion of the costs at Loulo and Morila are denominated in CFA and therefore costs are exposed to fluctuations in the Euro/dollar exchange rate. The increase in the Euro against the dollar during 2009 impacted negatively on our costs. The remainder of our total costs and expenses consists primarily of amortization and depreciation, exploration costs, exchange losses, interest expense and general administration or corporate charges.
Looking Forward
     Loulo’s 2010 production is expected to be approximately 400,000 ounces. The underground mining at Yalea is making steady progress and is expected to ramp up to full production during the year. Development of the second underground mine at Gara has commenced and first ore is expected to be produced by the end of 2010. At the same time we continue to explore in and around Loulo, and as noted earlier, have identified a number of promising exploration targets, in addition to the Gounkoto project located 25 kilometers to the south of Loulo.
     The current mine plan at Morila anticipates production for 2010 to be approximately 225,000 ounces, with the lower grade stockpiles being processed until 2013. This will ensure the mine continues to be a significant cash generator for the group, despite the fact that the reported cash costs will be higher, owing to the accounting adjustment relating to the stockpiles.
     Tongon is expected to come into production at the beginning of the fourth quarter of 2010, and annual production for 2010 is estimated at approximately 75,000 ounces.
     Notwithstanding the additional non-cash adjustments relating to the Morila stockpiles, management is targeting total cash costs per ounce for the group, after royalties and taxes, of approximately $500/oz for the year, assuming current prevailing oil price and euro-dollar exchange rates, which movements have a significant impact on operating costs. Following our success in our exploration efforts, exploration expenditure in 2010 is expected to remain high, especially at Gounkoto, where prefeasibility drilling is currently ongoing as part of the finalization of this study at the end of the first quarter. We will also incur significant capital expenditure on the Massawa feasibility project in Senegal, anticipated to be concluded by the end of the year, and at Kibali in the DRC, where further work is ongoing to update the existing feasibility study previously prepared by Moto. Assuming a successful prefeasibility study at Gounkoto, further expenditure is anticipated after the first quarter and then capitalized expenditure during the remainder of the year as part of the feasibility study which is expected to be completed by the end of the year.
     We continue to retain our focus on organic growth through discovery and development of world class orebodies. Notwithstanding this core strategy, management will routinely engage in reviewing corporate and asset acquisition opportunities, focused on gold in Africa.

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
Joint Venture Accounting
     We account for our investment in joint ventures by incorporating our proportionate share of the joint ventures’ assets, liabilities, income, expenses and cash flows in the consolidated financial statements under appropriate headings. Should this method of accounting not be permitted in the future, the results of each joint venture would need to be equity accounted. This would require the recognition in the consolidated statement of comprehensive income, on a separate line, of our share of the joint ventures’ profit or loss for the year. Our interest in the joint venture would be carried on the statement of financial position at an amount which would reflect our share of the net assets of the joint venture.
     This would result in a presentation of our statement of financial position and statement of comprehensive income that differs significantly from the current presentation, but would have no impact on our net income or our net asset value.
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
Valuation of Long-Lived Assets
     Management compares the carrying amounts of property, plant and equipment to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. In determining if the asset can be recovered, we compare the recoverable amount to the carrying amount. If the carrying amount exceeds the recoverable amount, we will record an impairment charge in profit or loss to write down the asset to the recoverable amount. The recoverable amount is assessed by reference to the higher of “value in use” (being the net present value of expected future cash flows of the relevant case generating unit) and “fair value less cost to sell.” To determine the value in use amount, management makes its best estimate of the future cash inflows that will be obtained each year over the life of the mine and discounts the cash flow by a rate that is based on the time value of money adjusted for the risk associated with the applicable project. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of future cash flows from other asset groups. With the exception of mine-related exploration potential, all assets at a particular operation are considered together for purposes of estimating future cash flows.
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
     These estimates may differ materially from actual gold prices, interest rates and foreign currency exchange rates prevailing at the maturity dates of the hedging and financial derivatives and, therefore, may materially influence the values assigned to the hedging and financial derivatives, which may result in a charge to or an increase in our earnings at the maturity date of the hedging and financial derivatives. Certain hedging and financial derivatives are accounted for as cash flow hedges, whereby the effective portion of changes in fair market value of these instruments are deferred in other reserves and will be recognized in profit or loss when the underlying production designated as the hedged item is sold. All derivative contracts qualifying for hedge accounting are designated against the applicable portion of future production from proven and probable reserves, where management believes the forecasted transaction is probable of occurring. To the extent that management determines that such future production is no longer probable of occurring due to changes in the factors impacting the determination of reserves, as discussed above under amortization of mining assets, gains and losses deferred in other reserves would be reclassified to profit or loss immediately.
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
     Exploration and evaluation expenditure on greenfield sites, being those where we do not have any mineral deposits which are already being mined or developed, is expensed until such time as our directors have sufficient information to determine that future economic benefits are probable, after which the expenditure is capitalized within development costs. The information required by directors is typically a final feasibility study, however, a prefeasibility study may be deemed to be sufficient where the additional work required to prepare a final feasibility study is not significant.
     Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until our directors are able to demonstrate that future economic benefits are probable through the completion of a prefeasibility study, after which the expenditure is capitalized as a mine development cost. A ‘prefeasibility study’ consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The prefeasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the group will obtain future economic benefit from the expenditures.
     Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a prefeasibility study. This economic evaluation is distinguished from a prefeasibility study in that some of the information that would normally be determined in a prefeasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow our directors to conclude that more likely than not we will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are also capitalized. These costs are capitalized within development costs or mineral property intangible assets, as appropriate.

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
     The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in profit or loss.
Share-based payments
     The fair value of the employee services received in exchange for the grant of options or shares after November 7, 2002 is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares determined at the grant date, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of shares that the employee will ultimately receive. This estimate is revised at each reporting date and the difference is charged or credited to profit or loss, with a corresponding adjustment to equity. The proceeds received on exercise of the options net of any directly attributable transaction costs are credited to equity.
Classification and valuation methodology of auction rate securities (“ARS”)
     The group has applied judgment in the classification of the ARS. These financial assets consist of ARS with a par value of $49 million and a carrying value of $29 million at December 31, 2009. The trading market for these instruments has become substantially illiquid as a result of unusual conditions in the credit markets. The company continues to receive interest payable on these securities. As these investments have been illiquid for more than twelve months and there is no certainty that they will become liquid within the next twelve months, the assets have been reclassified into the non-current section of available-for-sale financial assets to more accurately reflect their nature. Management estimates the fair value of these investments at each reporting period. Management applies a mark to model valuation method and the model is based upon “observable market inputs”. This method relies upon inputs from the ratings agencies in respect of the underlying collateral, including credit ratings, likelihood of default and recoverability in the event of default. Management considers the primary indication of the carrying value of the ARS to be the credit rating and the continued receipt of interest. Where the ARS investments have been down-graded below investment grade, this is deemed to be an indication of impairment.
Mineral properties
     Mineral properties acquired are recognized at fair value at the acquisition date. Mineral properties are tested annually for impairment on the same basis that property, plant and equipment are when there is an indication of impairment. Mineral properties will be amortized on a units of production basis when the related mine commences production.
Recent accounting pronouncements
     The following standards and interpretations which have been recently issued or revised have not been adopted early by us. Their expected impact is discussed below:
AMENDMENTS TO IFRIC 9 AND IAS 39: EMBEDDED DERIVATIVES (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JUNE 30, 2009).
This amendment clarifies the treatment of embedded derivatives in host contracts that are reclassified out of fair value through profit or loss following the changes introduced by the Amendments to IAS 39 and IFRS 7: Reclassification of Financial Instruments. We will apply Amendments to IFRIC 9 and IAS 39 from January 1, 2010, but it is not expected to have any significant impact on our accounts.
REVISED IFRS 3: BUSINESS COMBINATIONS (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JULY 1, 2009).
The basic approach of the existing IFRS 3 to apply acquisition accounting in all cases and identify an acquirer is retained in this revised version of the standard. It also includes much of the current guidance for the identification and recognition of intangible assets separately from goodwill. However, in some respects the revised standard may result in very significant changes, including: The requirement to write off all acquisition costs to profit or loss instead of including them in the cost of investment; the requirement to recognize an intangible asset even if it cannot be reliably measured; and, an option to gross up the statement of financial position for goodwill attributable to minority interests (which are renamed ‘non-controlling interests’). The revised standard does not require the restatement of previous business combinations. IFRS 3(R) must be adopted at the same time as the Amendment to IAS 27. We will apply revised IFRS 3 from January 1, 2010, but it is not expected to have any significant impact on our accounts.
AMENDMENT TO IAS 27: CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JULY 1, 2009).
This amendment affects in particular the acquisition of subsidiaries achieved in stages and disposals of interests, with significant differences in the accounting depending on whether or not control is obtained as a result of the transaction, or where a transaction results only in a change in the percentage of a controlling interest. The amendment does not require the restatement of previous transactions. The Amendment to IAS 27 must be adopted at the same time as IFRS 3(R). We will apply the Amendment to IAS 27 from January 1, 2010, but it is not expected to have any significant impact on our accounts.
AMENDMENT TO IAS 39: FINANCIAL INSTRUMENTS — RECOGNITION AND MEASUREMENT: ELIGIBLE HEDGED ITEMS (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JULY 1, 2009).
This amendment clarifies how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in the designation of a one-sided risk in a hedged item, and inflation in a financial hedged item. We will apply the Amendment to IAS 39 from January 1, 2010, but it is not expected to have any significant impact on our accounts.
IFRIC 17: DISTRIBUTIONS OF NON-CASH ASSETS TO OWNERS (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JULY 1, 2009).
Prior to this interpretation, IFRSs did not address how an entity should measure distributions of assets other than cash. Non-cash dividends payable were sometimes recognized at the carrying amount of the assets to be distributed and sometimes at their fair value. The interpretation clarifies that: (a) A dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity; (b) that an entity should measure the dividend payable at the fair value of the net assets to be distributed; and, (c) that an entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss. This interpretation also requires an entity to provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation. IFRIC 17 applies to pro rata distributions of non-cash assets except for common control transactions. It does not have to be applied retrospectively. We will apply IFRIC 17 from January 1, 2010, but it is not expected to have any significant impact on our accounts.
IFRIC 18: TRANSFER OF ASSETS FROM CUSTOMERS (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JULY 1, 2009).
This interpretation clarifies the treatment of agreements in which an entity receives from a customer an item of property, plant and equipment (or cash which must be used only to acquire or construct an item of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. This interpretation clarifies whether and when an asset should be recognized, and how it should be measured. It also clarifies how revenue arising from such a transaction should be recognized. We will apply IFRIC 18 from January 1, 2010, but it is not expected to have any significant impact on our accounts.
IMPROVEMENTS TO IFRSs: 2010 (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JANUARY 1, 2010).
The improvements in this amendment clarify the requirements of IFRSs and eliminate inconsistencies within and between standards. We will apply the improvements from January 1, 2010, but it is not expected to have any significant impact on our accounts.
AMENDMENTS TO IFRS 2: GROUP CASH-SETTLED SHARE-BASED PAYMENT TRANSACTIONS (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JANUARY 1, 2010).
This amendment clarifies that, where a parent (or another group entity) has an obligation to make a cash-settled share-based payment to another group entity’s employees or suppliers, the entity receiving the goods or services should account for the transaction as equity-settled. The amendment also moves the IFRIC 11 requirements in respect of equity-settled share-based payment transactions among group entities and the clarification of the scope of IFRS 2 contained within IFRIC 8 into IFRS 2 itself. We will apply the Amendments to IFRS 2 from January 1, 2010, but it is not expected to have any significant impact on our accounts.
AMENDMENTS TO IFRS 1: ADDITIONAL EXEMPTIONS FOR FIRST-TIME ADOPTERS (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JANUARY 1, 2010).
These amendments introduce two further transitional reliefs into IFRS 1: A first-time adopter which under previous GAAP accounted for exploration and development costs for oil and gas properties in the development or production phases in cost centers that include all properties in a large geographical area may, subject to certain conditions, elect to measure oil and gas assets at the date of transition to IFRSs at the amount determined under its previous GAAP; and, where a first-time adopter made the same determination of whether an arrangement contained a lease in accordance with previous GAAP as that required by IFRIC 4 but at a date other than that required by IFRIC 4, it need not reassess that determination when it adopts IFRSs. The amendments to IFRS 1 are not applicable to us, as we already prepare our financial statements in accordance with IFRS.
AMENDMENT TO IAS 32: CLASSIFICATION OF RIGHTS ISSUES (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER FEBRUARY 1, 2010).
This amendment addresses the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as derivative liabilities. However, the amendment requires that, provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. We will apply the Amendments to IFRS 32 from January 1, 2011, but it is not expected to have any significant impact on our accounts.
IFRIC 19: EXTINGUISHING FINANCIAL LIABILITIES WITH EQUITY INSTRUMENTS (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER APRIL 1, 2010).
This interpretation addresses transactions in which an entity issues equity instruments to a creditor in return for the extinguishment of all or part of a financial liability. Broadly, it applies to transactions where the two parties are acting only in their capacity as lender and borrower. It does not address the appropriate treatment for the creditor and does not apply to arrangements in which liabilities are extinguished in return for equity instruments in accordance with the original terms of the financial liability. We will apply IFRIC 19 from January 1, 2011, but it is not expected to have any significant impact on our accounts.
REVISED IAS 24: RELATED PARTY DISCLOSURES (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JANUARY 1, 2011).
The revision to IAS 24 is in response to concerns that the previous disclosure requirements and the definition of a related party were too complex and difficult to apply in practice, especially in environments where government control is pervasive. We will apply the revised IAS 24 from January 1, 2011, but it is not expected to have any significant impact on our accounts.
AMENDMENTS TO IFRIC 14 IAS 19: LIMIT ON A DEFINED BENEFIT ASSET, MINIMUM FUNDING REQUIREMENTS AND THEIR INTERACTION (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JANUARY 1, 2011).
These amendments apply in the limited circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset. We are currently assessing the impact and will apply the amendment to IFRIC 14 IAS 19 from January 1, 2011, but it is not expected to have any significant impact on our accounts.
IFRS 9: FINANCIAL INSTRUMENTS (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JANUARY 1, 2013).
IFRS 9 will eventually replace IAS 39 in its entirety. However, the process has been divided into three main components: Classification and measurement; impairment; and, hedge accounting. As each phase is completed, it will delete the relevant portions of IAS 39 and create new chapters in IFRS 9. We will apply the amendment to IFRS 9 from January 1, 2013 and we are currently assessing the impact on our accounts.
We have adopted the following standards which are effective for the first time this year. The impact is discussed below:
IFRS 8: OPERATING SEGMENTS (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JANUARY 1, 2009).
IFRS 8 requires an entity to adopt a ‘management approach’ in the identification of its operating segments and its reporting on their financial performance. Generally, the information to be reported would be what management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments. Such information may be different from that used to prepare the statement of comprehensive income and statement of financial position. The standard also requires an explanation of the basis on which the segment information is prepared and reconciliations to the amounts recognized in the statement of comprehensive income and statement of financial position. We have applied IFRS 8 and reviewed its disclosure of operating segments from January 1, 2009, but it has not had any significant impact on our accounts.
REVISED IFRS 1: FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JANUARY 1, 2009).

IFRS 1(R) has an improved structure but does not contain any technical changes. The revision is not applicable to us, as we already prepares our financial statements under IFRS.
AMENDMENT TO IAS 23: BORROWING COSTS (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JANUARY 1, 2009).
This amendment removes the option to immediately recognize as an expense borrowing costs that relate to the construction of qualifying assets (assets that take a substantial period of time to get ready for use or sale). Instead, an entity will be required to capitalize borrowing costs whenever the conditions for capitalization are met. The provisions of this amendment are applicable to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after the effective date of the amendment. We have applied the Amendment to IAS 23 from January 1, 2009, but it has not had any impact on our accounts.
AMENDMENT TO IFRS 2: SHARE-BASED PAYMENT — VESTING CONDITIONS AND CANCELLATIONS (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JANUARY 1, 2009).
This amendment clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. The purpose of making this distinction is to enable an entity to address the accounting for non-vesting conditions, which previously were not covered by IFRS 2. Non-vesting conditions must be taken into account when estimating the fair value of the equity instruments granted; effectively this means that a non-vesting condition will be treated in the same way as a market vesting condition. The guidance in IFRS 2 covering the accounting for vesting conditions is not affected by the amendment. The amendment also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. We have applied IFRS 2 from January 1, 2009, but it has not had any impact on our accounts.
AMENDMENTS TO IAS 1: PRESENTATION OF FINANCIAL STATEMENTS — A REVISED PRESENTATION (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JANUARY 1, 2009).
The Amendment to IAS 1 principally affects the presentation of the primary statements. An entity will be required to present, as a primary statement, a statement of changes in equity, in which all owner changes in equity are included. Under this amendment, all non-owner changes in equity (i.e. comprehensive income) are to be presented either in single primary statement (a statement of comprehensive income) or in two separate primary statements (a statement of comprehensive income and statement of other comprehensive income). An analysis of the tax effect of items recognized in other comprehensive income must also be included either in the primary statement or as a note. In addition, an opening comparative statement of financial position must be included when there is a change in accounting policy. The amendment does not change the recognition or measurement of transactions and balances in the financial statements. We have applied the amendment to IAS 1 from January 1, 2009, but the only impact on our financial statements was presentational.
AMENDMENTS TO IAS 32 AND IAS 1: PUTTABLE FINANCIAL INSTRUMENTS AND OBLIGATIONS ARISING ON LIQUIDATION (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JANUARY 1, 2009).
These amendments result in certain types of financial instrument that meet the definition of a liability, but represent the residual interest in the net assets of the entity, being classified as equity. The amendments require entities to classify the following types of financial instruments as equity, provided they have particular features and meet specific conditions: (a) Puttable financial instruments; and, (b) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. We have applied the Amendment to IAS 32 and IAS 1 from January 1,2009, but it has not had any impact on our accounts.
AMENDMENTS OF IFRS 1 AND IAS 27: COST OF AN INVESTMENT IN A SUBSIDIARY, JOINTLY-CONTROLLED ENTITY OR ASSOCIATE (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JANUARY 1, 2009).
These amendments allow a first-time adopter that, in its separate financial statements, elects to measure its investments in subsidiaries, jointly controlled entities or associates at cost, to initially recognize these investments either at cost determined in accordance with IAS 27 or deemed cost (being either its fair value at the date of transition to IFRSs or its previous GAAP carrying amount at that date). The amendments to IFRS 1 and IAS 27 are not applicable to us as we already prepare our financial statements in accordance with IFRS.
AMENDMENTS TO IFRS 7: IMPROVING DISCLOSURES ABOUT FINANCIAL INSTRUMENTS (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JANUARY 1, 2009).
This amendment requires the analysis of each class of financial asset and financial liability that is measured at fair value in the statement of financial position, into a three level fair value measurement hierarchy. It requires additional disclosures in respect of those financial instruments classified as Level Three (namely those that are measured using a valuation technique which uses inputs that are not based on observable market data). It also implements some changes to the definition of and disclosures associated with liquidity risk. We have applied the amendment to IFRS 7 from January 1, 2009, as a result of which additional disclosures are included in note 22 to the consolidated financial statements.
IMPROVEMENTS TO IFRSs: 2009 (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JANUARY 1, 2009). The improvements in this amendment clarify the requirements of IFRSs and eliminate inconsistencies between standards. The most significant changes cover the following issues: The classification of assets and liabilities as held for sale where a non-controlling interest is retained; accounting by companies that routinely sells assets previously held for rental to others; accounting for loans given at a nil or below market rate of interest; the reversal of impairments against investments in associates accounted for using the equity method; the timing of expense recognition for costs incurred on advertising and other promotional activity; and, accounting for properties in the course of construction. We have applied the improvements to the IFRSs from January 1, 2009, but it has not had any significant impact on our accounts.
IFRIC 15: AGREEMENTS FOR THE CONSTRUCTION OF REAL ESTATE (EFFECTIVE FOR ANNUAL PERIODS BEGINNING ON OR AFTER JANUARY 1, 2009).
This Interpretation clarifies the definition of a construction contract, the interaction between IAS 11 and IAS 18, and provides guidance on how to account for revenue when the agreement for the construction of real estate falls within the scope of IAS 18. For some entities, the interpretation may give rise to a shift from the recognition of revenue over the construction period using, for example, the percentage of completion method to the recognition of revenue at a single point in time (e.g. at completion, or on delivery). Affected agreements will mainly be those accounted for in accordance with IAS 11 that do not meet the definition of a construction contract as interpreted by the IFRIC and do not result in a ‘continuous transfer’ (i.e. agreements in which the entity transfers to the buyer control and the significant risks and rewards of ownership of the work in progress in its current state as construction progresses). We have applied IFRIC 15 from January 1, 2009, but it has not had any impact on our accounts.
A.	OPERATING RESULTS
     Our operating and financial review and prospects should be read in conjunction with our consolidated financial statements, accompanying notes thereto, and other financial information appearing elsewhere in this Annual Report.
Years Ended December 31, 2009 and 2008
Total revenue
     Total revenues from gold sales for the year ended December 31, 2009 increased by $94.2 million, or 28%, from $338.6 million to $432.8 million. This is mainly due to a 14% increase in attributable production to 488,255 ounces year on year, as well as an increase in the average gold price received of $101/oz from $792/oz in 2008 to $893/oz in 2009.
Other Income
Other income of $9.0 million for the year ended December 31, 2009 compared to $4.2 million for the year ended December 31, 2008. Other income for 2009 included management fees received from Morila ($2 million net of eliminations) since we assumed operations of the mine from February 15, 2008 (2008: $2 million). Other income also included a profit of $10.7 million (2008: $0) realized on the sale of the Kiaka project in Burkina Faso. This was partially offset by foreign exchange losses included in other income during 2009.
Costs and Expenses
Total Cash Costs
     The following table sets out our total ounces produced and total cash cost and production cost per ounce for the years ended December 31, 2009 and 2008:

	Year Ended December 31,
	2009		2008
	Ounces	$ Per Ounce	Ounces	$ Per Ounce
Morila (40% share) cash costs	136,664	480	170,331	400
Loulo (100% share) cash costs	351,591	522	258,095	511

Total ounces (attributable production)	488,255		428,426
Group total cash costs*		510		467
Total production costs per ounce under IFRS†		569		517

*	For a definition of cash costs, please see “Item 3. Key Information — A. Selected Financial Data”.

†	Total production cost includes total cash costs and also the depreciation and amortization cost which is discussed below.

     Total cash costs for the year ended December 31, 2009 of $249.2 million increased by 25% from 2008, mainly due to the incremental increases associated with higher production, increased open cast mining costs at Loulo and the full transitioning of Morila into a stockpile treatment operation. The total cash costs per ounce of $510/oz increased by 9% year on year.
     Royalties increased by $5.7 million, or 29%, to $25.4 million for the year ended December 31, 2009 from $19.7 million for the year ended December 31, 2008. The increased royalties reflect increased gold sales and a higher gold price received.
     Other mining and processing costs comprise various expenses associated with providing on mine administration support services to the Morila and Loulo mine. These charges amounted to $19.1 million for the year ended December 31, 2009 and $13.7 million for the year ended December 31, 2008. The increase in other mining and processing costs also reflect the increase in operating activity at Loulo resulting from the development of the underground mines.
Depreciation and Amortization
     Depreciation and amortization of $28.5 million for the year ended December 31, 2009 compares to $21.3 million for the year ended December 31, 2008. This includes depreciation charged at both operations. The increase in depreciation year on year is a result of the increase in capital expenditure at Loulo as a result of the development of the underground mines and the amortization of the capital items in use during 2009. Capital expenditure at Tongon has not attracted depreciation during 2009, as the mine development is currently in the construction phase.
Exploration and Corporate Expenditure
     Exploration and corporate expenditure was $51.1 million for the year ended December 31, 2009, and $45.2 million for the year ended December 31, 2008. The increase during 2009 was due to the increase in exploration expenditure during the year as a result of continued commitment to exploration and prefeasibility drilling, especially at the Massawa project in Senegal.
Other expenses
     Other expenses for the year ended December 31, 2009 of $0.24 million and $0.36 million for the year ended December 31, 2009 both consisted of an increase in the loss related to the ineffective portion of hedging contracts.
Finance Income
     Finance income amounts consist primarily of interest received on cash held at banks ($1.9 million), as well as exchange gains on financing activities ($1.6 million). Finance income of $3.4 million for the year ended December 31, 2009 compared to $9.3 million for the year ended December 31, 2008. The decrease in finance income was due to a lower effective interest rate for 2009 (0.35%) compared to 2008 (2.7%). This was partially offset by higher cash balances during 2009 compared to 2008, resulting from the $329.7 million capital raising that was concluded in August 2009.
Finance costs
     Finance costs for the year ended December 31, 2009 was $1.9 million compared to finance costs for the year ended December 31, 2008 of $3.3 million. Finance costs for the year ended December 31, 2008 included net foreign exchange losses on financing activities of $1.3 million, while a net foreign exchange gain of $1.6 million was achieved during the year ended December 31, 2009 and included in finance income.
Provision for financial assets
     At the end of 2007, we transferred $49.0 million from cash and cash equivalents to available-for-sale financial assets which were attributable to our portfolio of ARS. The trading market for these instruments has become substantially illiquid as a result of the current conditions in the credit markets. During 2009, following the continued deterioration of the underlying credit ratings of the collateral of certain of the ARS, we have provided $9.6 million (2008: $10.4 million) against these assets, and the assets have been reclassified into the non-current section of available-for-sale financial assets during 2008. We continue to receive interest on all but one of the ARS instruments in which we are invested.
Income Tax Expense
     The income tax expense amounted to $21.5 million for the year ended December 31, 2009 and $24.6 million for the year ended December 31, 2008. The decrease in the tax expense is the result of a decrease in profit before tax at Morila. Morila SA benefited from a five year tax holiday until November 14, 2005. Loulo SA also benefits from a five year tax holiday in Mali. The tax holiday commenced on November 8, 2005. Under Malian tax law, income tax is based on the greater of 35% taxable income or 0.75% of gross revenue.
Non-controlling interests
The non-controlling interests for the years ended December 31, 2009 and December 31, 2008 represent the Malian Governments 20% share of the profits at Loulo since production commenced in November 2005 and Okimo’s share of Kibali. We have 45% interest in Kibali, but as we gross proportionally consolidate our interest, as at December 31, 2009 we recognized 50% of Kibali and a 5% non-controlling interest.
Years Ended December 31, 2008 and 2007
Total revenue
     Total revenues from gold sales for the year ended December 31, 2008 increased by $55.8 million, or 20%, from $282.8 million to $338.6 million. This was mainly due to a year on year increase in the average gold price received of $156/oz from $636/oz in 2007 to $792/oz in 2008.
Other Income
     Other income of $4.2 million for the year ended December 31, 2008 compared to $1.0 million for the year ended December 31, 2007. Other income for 2008 includes management fees received from Morila ($2.0 million net of eliminations) since we assumed operations of the mine from February 15, 2008. Other income also included net exchange gains on operations of $1.3 million.
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
Depreciation and Amortization
     Depreciation and amortization of $21.3 million for the year ended December 31, 2008 compared to $21 million for the year ended December 31, 2007. This includes depreciation charged at both operations.
Exploration and Corporate Expenditure
     Exploration and corporate expenditure was $45.2 million for the year ended December 31, 2008, and $35.9 million for the year ended December 31, 2007. Drilling programs were undertaken in all six African countries where we are active, but especially at the Massawa project in Senegal, where a scoping study was being undertaken. The increase during 2008 was further due to executive bonuses being higher than what was paid in 2007 as a result of the substantial growth in the share price during the first quarter of 2008. Bonuses were paid in April each year and accrued over the preceding April to March period. During 2008, the bonus accrual period was furthermore changed to a calendar year basis.
Other expenses
     Other expenses for the year ended December 31, 2008 of $0.4 million consisted of an increase in the loss related to the ineffective portion of hedging contracts. Other expenses of $5 million for the year ended December 31, 2007 primarily consisted of exchange losses and relate primarily to Loulo and Morila and resulted from the weakening of the Dollar against other currencies in which goods and services are denominated, as well as a tax adjustment mainly related to payroll and withholding taxes at Morila of $3.2 million.
Finance Income
     Finance income amounts consisted primarily of interest received on cash held at banks, as well as exchange gains on financing activities. Finance income of $9.3 million for the year ended December 31, 2008 is in line with the $9.2 million for the year ended December 31, 2007. The effective interest rate for 2008 of 2.7% was lower than the 5.1% which was achieved in 2007, however, cash balances were higher during 2008 compared to 2007, resulting from the $240 million capital raising in November 2007.
Finance costs
     Finance costs for the year ended December 31, 2008 was $3.3 million compared to the finance cost for the year ended December 31, 2007 of $5.8 million, and the decrease year on year is mainly the result of the full repayment of the corporate revolving credit facility of $40.8 million at the beginning of December 2007. The $60 million corporate facility was cancelled during 2009. This was partially offset by an increase in net foreign exchange losses on investment balances denominated in Euro and South African Rand of $1.3 million, as a result of the weakening of the Euro and South African Rand against the Dollar.
Provision for financial assets
At the end of 2007, we transferred $49.0 million from cash and cash equivalents to available-for-sale financial assets which was attributable to our portfolio of ARS. The trading market for these instruments has become substantially illiquid as a result of the unusual conditions in the credit markets. During 2008, following the deterioration of the underlying credit ratings of the collateral of certain of the ARS, we have provided $10.4 million (2007: $0) against these assets. The ARS were reclassified during 2008 as non-current available-for-sale financial assets. We received interest on all of the ARS investments during 2008.
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
Non-controlling interests
     The non-controlling interests for the years ended December 31, 2008 and December 31, 2007 represented the Malian Governments 20% share of the profits at Loulo since production commenced in November 2005.
B. LIQUIDITY AND CAPITAL RESOURCES
Cash Resources
     The group had $589.7 million cash and cash equivalents for the year ended December 31, 2009 and $257.6 million for the year ended December 31, 2008.
Operating Activities
     Net cash generated from operating activities was $63.7 million for the year ended December 31, 2009 and $57.5 million for the year ended December 31, 2008. The $6.2 million increase was due mainly to the changes in operating working capital items, offset by movements in the actual tax paid for 2009 compared to 2008. Cash flows related to trade and other payables increased significantly ($25.6 million) from December 31, 2008 to December 31, 2009, mainly due to the timing of payments of creditors. Cash flows related to receivables decreased by $73.7 million during 2009 and increased by $8.6 million during 2008, mainly as a result of the timing of receipts of gold sales and loans made to contractors.

     Net cash provided by operating activities was $57.5 million for the year ended December 31, 2008 and $62.2 million for the year ended December 31, 2007. The $4.7 million decrease was mainly the result of the changes in operating working capital items, as well as movements in the actual tax paid for 2008 compared to 2007
Investing
     Investing activities for the year ended December 31, 2009 utilized $82.4 million compared to $85 million utilized for the year ended December 31, 2008. Investing activities in 2009 consisted primarily of expenditures incurred on the underground development work at Loulo amounting to $74 million at Yalea and Gara, crusher upgrade stockpile reclaim facility, overland conveyer expenditure, power plant expansion and the oxygen plant expansion at Loulo. Capital expenditure at Tongon included costs related to earthworks, site establishment, infrastructure, design and engineering, as well as progress payments on the mills, crushers and fleet amounting to $120 million. Investing activities also includes the acquisition of the Moto group as well as the acquisition of a further 10% interest in the Kibali project amounting to $56 million. The overall net cash inflow in respect of the acquisition of Moto and Kibali was $114 million as a result of the joint agreement with AngloGold in which they paid cash for their share of the acquisition.
     We believe that based on our current cash and cash equivalents balance of approximately $589.7 million at December 31, 2009 and expected operating cash flows, the current conditions in the credit and capital markets will not have a material impact on our liquidity or our ability to fund our operations.
     Investing activities for the year ended December 31, 2008 utilized $85 million compared to $96.9 million utilized for the year ended December 31, 2007 and consisted primarily of expenditures incurred on the underground development work at Loulo amounting to $33.6 million, power plant expansion of $4.2 million, upgrades to the crushing plant and expenditure on the overland conveyer, stockpile and tailings facilities of $21.6 million, expenditures related to the Tongon project amounting to $23 million and consisting primarily of down payments on the mills and mill motors, as well as site establishment costs and infrastructure improvements.
Financing
     Financing activities for the year ended December 31, 2009 generated $350.8 million. This comprised mainly of the proceeds from our equity placement in July 2009 ($329.7 million) less a payment of dividends to our shareholders amounting to $10 million. $32.6 million was further received on the exercise of share options during 2009.
     Financing activities for the year ended December 31, 2008 utilized $9 million. This comprised $3.9 million received on exercise of share options offset by a dividend payment of $9 million and repayment of long term loans of $3.7 million.
Credit and Loan Facilities
     During the year ended December 31, 2000, Morila entered into a finance lease for five Rolls-Royce generators under the terms of a Deferred Terms Agreement between Morila and Rolls-Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate which at December 31, 2009 was approximately 38% (2008: 33%) per annum. Our attributable share of this finance lease obligation amounted to $1.1 million at December 31, 2009 and $1.8 million at December 31, 2008. We have guaranteed the repayment of the lease.
     Morila also has a finance lease with Air Liquide relating to three oxygen generating units. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which at December 31, 2009 stood at approximately 3.09%. (2008: 3.09%).
     Somilo SA has a $0.6 million loan from the Government of Mali. This loan is uncollateralized and bears interest at the base rate of the Central Bank of West African States plus 2% per annum. The accrual of interest ceased in the last quarter of 2005 per mutual agreement between shareholders. This loan is repayable from cash flows of the Loulo mine after the repayment of all other loans.
     The Loulo project finance loan was arranged by NM Rothschild & Sons Limited and SG Corporate & Investment Banking, who were joined in the facility by Absa Bank and HVB Group, and was repaid in December 2007.
     The Loulo project finance facility was replaced in May of 2007 with a $60 million corporate revolving credit facility to Randgold Resources (Somilo) Limited. The facility was with NM Rothschild, Société Générale, Fortis and Barclays. It carried interest at rates of between LIBOR + 1.4% and LIBOR + 1.6%. The facility was fully repaid in December 2007. The corporate facility was cancelled during the year.
     Loulo had a Euro denominated Caterpillar finance facility relating to fifteen 3512B HD generator sets and ancillary equipment purchased from JA Delmas and financed by a loan from Caterpillar Finance. The lease was payable quarterly over 42 months commencing on August 1, 2005, and bore interest at a fixed rate of 6.03% per annum. Together with Randgold Resources (Somilo)

Limited, we jointly guaranteed the repayment of this lease. The average lease payments of $0.5 million were payable in installments over the term of the lease.
Corporate, Exploration, Development and New Business Expenditures
     Our expenditures on corporate, exploration, development and new business activities for the past three years are as follows:

	Year ended December 31,
	$’000
Area	2009	2008	2007
Rest of Africa	430	200	194
Burkina Faso	653	1,886	1,537
Mali	3,484	4,334	5,544
Tanzania	236	1,105	1,439
Côte d’Ivoire	2,360	2,129	6,745
Senegal	14,330	4,768	2,046
Ghana	336	846	740

Total exploration expenditure	21,829	15,268	18,245

Corporate expenditure	29,282	29,895	17,675

Total exploration and corporate expenditure	51,111	45,163	35,920
     The Group has various exploration programs, ranging from substantial to early stage in Mali, Senegal, Burkina Faso, Cote d’Ivoire and the Democratic Republic of the Congo.
Working Capital
     Management believes that our working capital resources, by way of internal sources are sufficient to fund our currently foreseeable future business requirements.
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
     Changes in reserve policies of central banks have affected the gold market and gold price on two levels. On the physical level, a decision by a central bank to decrease or to increase the percentage of gold in bank reserves leads to either sales or purchases of gold, which in turn has a direct impact on the physical market for the metal. In practice, sales or purchases by central banks have often involved substantial tonnages within a short period of time and this selling/buying can place strong pressure on the markets at the time they occur. As important as the physical impact to official sales, announcements of rumors of changes in central bank policies which might lead to the sale of gold reserves historically had an effect on market sentiment and encouraged large speculative positions against gold in the futures market for the metal.
     The volatility of gold prices is illustrated in the following table, which shows the approximate annual high, low and average of the afternoon London Bullion Market fixing price of gold in Dollars for the past ten years.

	Price Per Ounce ($)
Year	High	Low	Average
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	444
2006	725	525	604
2007	841	608	695
2008	1,011	712	871
2009	1,213	810	972
2010 (through February)	1,153	1,058	1107
E. OFF-BALANCE SHEET ARRANGEMENTS
     None.
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our contractual obligations and commercial commitments consist primarily of credit facilities, as described below. The related obligations as at December 31, 2009 are set out below:

		Less
		than 1	1-3		More than
Contractual Obligations	Total	Year	Years	3-5 Years	5 Years
		(dollars in thousands)
Capital lease obligations(1)	1,780	1,446	334	—	—
Operating lease obligations	2,394	342	684	684	684
Financial liabilities — forward gold sales	25,312	25,312	—	—	—
Environmental rehabilitation	16,916	36	823	4,890	11,167
Loans from minority shareholders in subsidiaries	2,945	—	—	—	2,945

Total contractual cash obligations	49,347	27,136	1,841	5,574	14,796
Contracts for capital expenditure	135,810	135,810	—	—	—

(1)	Includes total interest of $0.5 million calculated at the interest rate existing at year end.

Item 6.	Directors, Senior Management and Employees
A. DIRECTORS AND SENIOR MANAGEMENT
     Our Articles of Association provide that the board must consist of no less than two and no more than 20 directors at any time. During 2009, Mr. C.L. Coleman and Mr. J.K. Walden were re-elected as non-executive directors, and in January 2010 Dr. K. Dagdelen was appointed as a non-executive director. The board currently consists of 9 directors.
     Our Articles of Association provide that any new director should be re-elected by the shareholders at the annual general meeting following the date of the director’s appointment. As a result of his appointment in January 2010, Dr. K. Dagdelen will be the subject of an ordinary resolution to be re-elected at the annual general meeting to be held on May 4, 2010, as required by our Articles of Association. At the 2009 annual general meeting Mr. B.H. Asher and Dr. A.L. Paverd retired from the board.
     According to the Articles of Association, the board meets at intervals determined by the board from time to time.
     The address of each of our executive directors and non-executive directors is the address of our principal executive offices, La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands.
Executive Directors
     D. Mark Bristow (51) Chief Executive Officer. Chief executive since its incorporation of Randgold, which was founded on his pioneering exploration work in West Africa. He has subsequently led our growth through the discovery and development of world-class assets into a major gold mining business with a market capitalization of more than $6.5 billion. He also played a significant part in promoting the emergence of a sustainable mining industry in West Africa. A geologist with more than 27 years’ experience in the mining industry and a PhD from Natal University, South Africa, he has held board positions at a number of global mining companies and is currently a non-executive director of Rockwell Resources International.
     Graham P. Shuttleworth (41) Chief Financial Officer; Financial Director. Mr. Shuttleworth joined us as Chief Financial Officer and Financial Director in July 2007 but has been associated with the company since its inception, initially as part of the management team involved in our listing on the London Stock Exchange in 1997, and subsequently as an advisor. A chartered accountant, he was a managing director and the New York-based head of metals and mining for the Americas in the global investment banking division of HSBC before taking his new position with us. At HSBC he led or was involved in a wide range of major mining industry transactions, including our Nasdaq listing, and subsequent equity offerings.
Non-Executive Directors
     Philippe Liétard (61) Non-Executive Chairman; Chairman of the nomination and governance committee. Mr. Liétard was managing director of the Global Natural Resources Fund from 2000 to 2003. Prior to July 2000, he was director of the Oil, Gas and Mining Department of the International Finance Corporation. His experience in corporate and project finance with UBS, IFC and the World Bank extends over 30 years, most of them in the minerals business and in Africa. Mr. Liétard is now an independent consultant and a promoter of mining and energy investments. He was appointed a director in February 1998 and chairman in November 2004.
     Norborne P. Cole (68) Senior Independent Non-Executive Director. Chairman of the remuneration committee and member of the nomination and governance committee. Mr. Cole started working for the Coca-Cola Company as a field representative in the USA in 1996 and advanced steadily through the organization, becoming chief executive of Coca-Cola Amatil in Australia in 1994, a position he held until 1998. Under his leadership, Coca-Cola Amatil grew into the second largest Coca-Cola bottler in the world. Now based in San Antonio, Texas, he serves on the boards of a number of US companies. He was appointed a director of Randgold in May 2006.
     Christopher L. Coleman (41) Non-Executive Director; member of the nomination and governance, remuneration and audit committees. Mr. Coleman is co-head of banking at NM Rothschild, a director of NM Rothschild & Sons, chairman of Rothschild Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild Group, which he joined in 1989. A BSc (Econ) graduate from the London School of Economics, he served as a non-executive director of the Merchant Bank of Central Africa from 2001 to 2008. He was appointed a director in November 2008.
     Kadri Dagdelen (55) Non-Executive Director; Member of the audit committee. Dr. Dagdelen is a professor and head of the Department of Mining Engineering at the Colorado School of Mines in the US. He began his professional career as a mining engineer at Homestake Mining Co (now Barrick Gold Corporation) and was the technical services manager when he left for academia in 1992. He holds a PhD in Mining Engineering and an ME in Geostatistics and has been involved in numerous research and consulting projects worldwide, also serving on the board of directors of the Society of Mining, Exploration and Metallurgy in the US for six years and chairing other professional societies that support the mining industry. He was appointed a director in January 2010.
     Robert I. Israel (60) Non-Executive Director; Member of the nomination and governance committee. Until April 2000, a managing director of Schroder & Co Inc and head of its energy department, he is now partner at Compass Advisers, LLP. He holds a

BA from Middlebury College and an MBA from Harvard Business School. His experience in corporate finance, especially in the natural resources sector, extends over 30 years. He was appointed a director in June 1997.
     Karl Voltaire (59) Non-Executive Director; Chairman of the audit committee since May 5, 2009 and member of the remuneration committee. A graduate in mineral resources engineering from the Ecole des Mines in Paris, he holds an MBA and a PhD in economics and finance from the University of Chicago. He started his career as a mining engineer in Haiti and subsequently spent 23 years in the World Bank Group in Washington DC, the bulk of these at the International Finance Corporation (IFC) where his last position was that of director of global financial markets. Subsequently he was director of the Office of President at the African Development Bank. He was the CEO of the Nelson Mandela Institution from 2005 to 2009, and is currently a member of the Board of Trustees of the African University of Science and Technology. He was appointed a director in May 2006.
     Jonathan K. Walden (56) Non-Executive Director; Member of the audit committee. A chartered accountant, he is the senior independent director at Morgan Sindall plc and chairman of HR Owen plc. He was formerly the managing director of Lex, the UK’s leading vehicle leasing company and a subsidiary of HBOS, and was a former main board director of RAC plc, where he held a number of senior positions during his executive career. He was appointed to the Randgold board in November 2008.
Executive Officers
     Luiz Correia (48) General Manager — Tongon. A metallurgist with 24 years’ experience in the gold mining industry, he has a BSc Eng as well as a BCom degree. He joined Randgold in 2005 and in 2006 was appointed operations manager responsible for the mining, planning, processing, maintenance and engineering functions at Loulo. He was recently appointed general manager of the Tongon mine in Côte d’Ivoire, which is scheduled to be commissioned in the last quarter of 2010.
     David Haddon (52) General Counsel and Secretary. Having overseen our administrative obligations from our incorporation in 1995, Mr. Haddon assumed full secretarial responsibility when we became listed on the London Stock Exchange in July 1997. He has over 25 years of legal and administrative experience. He assumed the responsibility as general counsel in January 2004. He is a director of Seven Bridges Trading 14 (Pty) Limited.
     Paul Harbidge (40) General Manager — Exploration. Mr. Harbidge is a geologist with 16 years’ experience, mainly in West Africa. He joined us in 2000 and was appointed exploration manager in 2004 and general manager — exploration in November 2006.
     Bill Houston (62) General Manager — Human Capital and Social Responsibility. Mr. Houston joined us in 1992 as group training and development manager and currently heads the human resources function. He has 29 years of human resources experience. He is a director of Morila Ltd, Somilo SA and Seven Bridges Trading 14 (Pty) Limited.
     Willem Jacobs (51) General Manager Operations — Central and East Africa. With a BPL(Hons) and DCom he is a seasoned executive. Having served as a director of listed and private companies in the areas of mining, engineering and manufacturing in Southern, Central and Eastern Africa for the past 15 years, he joined the group in January 2010.
     Amadou Konta (52) General Manager — Loulo. Mr. Konta has a degree in civil engineering as well as several management and project management qualifications. He was appointed mine foreman and superintendent at Syama mine and served as mine manager from 1997. In 2001 he was promoted as our construction manager in Mali and was appointed Loulo general manager on October 1, 2004.
     Victor Matfield (45) General Manager — Corporate Finance. Mr. Matfield is a chartered accountant with 17 years’ experience in the mining industry. He was appointed corporate finance manager in August 2001, prior to that he served as financial manager of the Syama mine and of the Morila capital project. He is a director of Seven Bridges Trading 14 (Pty) Limited.
     Philip Pretorius (46) Human Resources Executive. Joined Randgold in 2008, bringing with him 21 years of human resources experience of which the last 14 years were spent exclusively dealing with the West African gold mining industry. With a post-graduate diploma in management practice, he has been involved in establishing various gold mining projects in Mali.
     Chris Prinsloo (59) General Manager — Commercial and Operations. Mr. Prinsloo was appointed general manager commercial and operations in April 2009 and prior to that he was group commercial and financial manager. He has 37 years of experience in the mining industry. He is a director of Somilo SA, Morila SA, Tongon SA, Kankou Moussa SARL, RAL 1 Limited and Randgold Resources (UK) Ltd.
     Rodney Quick (38) General Manager — Evaluation and Environment. Mr. Quick is a geologist with 16 years’ experience in the gold mining industry. Since joining us in 1996, he has been involved in the exploration, evaluation and production phases of the Morila, Loulo and Tongon deposits and was appointed the Somilo resource manager in 2006. He is now responsible for all project development, evaluation and environmental issues.

     Mahamadou Samaké (62) General Manager — West Africa. Mr. Samaké is the general manager for West Africa and is a director of our Malian subsidiaries. He was a professor of company law at the University of Mali.
     N’golo Sanogo (47) General Manager — Mali. Has a masters degree in economics from the National School of Administration of Bamako as well as several management, accounting and financial qualifications. Qualified as an auditor in 1992 before joining BHP Mali in 1995. Appointed material manager in 1998 and management accountant in 2001 at the Syama mine. Following the sale of Somisy SA in 2004, joined Randgold as Mali financial controller. He was appointed Mali general manager in March 2009.
     John Steele (49) Technical and Capital Projects Executive. Mr. Steele has overseen the capital expansion program at the Syama mine, and at the beginning of July 1998, assumed the position of general manager capital projects for the Randgold Resources Group, overseeing the construction of Morila. He is a director of Somilo SA and Morila Limited and is currently leading the Tongon construction project.
     Samba Touré (56) General Manager — Operations: West Africa. Mr. Touré has a masters degree in chemical engineering and geochemistry and was part of the team that set up Mali’s first research laboratory for the mining and petroleum industries in 1985. As country manager for BHP Minerals, he oversaw that company’s exploration programs in West Africa. He joined Morila in 2000 and was promoted to operations manager in 2004 and general manager in 2007.
     Tania de Welzim (34) Chief Accounting Officer; Group Financial Manager. Ms. de Welzim was appointed group financial manager in April 2009 and prior to that she was group financial controller. She is a chartered accountant with 11 years’ experience in finance including nine years in the mining industry. She is responsible for financial reporting in the group as well as internal control procedures.
     Lois Wark (54) Group Corporate Communications Manager. A member of our team since our inception who assumed management of the cartography department in 1995, Ms. Wark is responsible for the coordination of the group’s communication and investor relations programs as well as for the management of its South African subsidiary, Seven Bridges. She holds a diploma in land surveying: cadastral and topographical.
     Louis Watum (47) General Manager — Kibali Gold Project; Country Manager — DRC. A metallurgist with 20 years’ experience in base metals, coal and gold processing, he has an MSc in Chemical Engineering. He joined Randgold Resources in 2009 and was appointed general manager and country manager responsible for: Building and leading the Kibali team; communicating with the DRC government and local authorities; directing and managing Kibali business; and, delivering on strategies, objectives and the Kibali business plan.
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
     The date of appointment, date of expiration and length of service for each of our directors is set forth in the table below:

		Date of
	Date of	Expiration of		Number of
Director	Appointment	Term		Years Served
Executive
D.M. Bristow	8/05/95	4/28/11		14
G.P. Shuttleworth	7/01/07	4/28/11		3
Non-Executive
B.H. Asher	6/12/97	5/05/09	*	11
R.I. Israel	6/12/97	5/04/10		12
P. Liétard	2/11/98	5/04/10		11
A.L. Paverd	7/29/95	5/05/09	*	13
N.P. Cole	5/03/06	5/04/10		4
K. Voltaire	5/03/06	5/04/10		4
C.L. Coleman	11/03/08	5/05/12		1
J.K. Walden	11/03/08	5/05/12		1
K. Dagdelen#	1/29/10	5/04/10	**	—

*	Mr. B.H Asher and Dr A.L. Paverd retired from our board at our annual general meeting held on May 5, 2009.

#	Dr. K. Dagdelen was appointed director in January 2010.

**	Dr. K. Dagdelen will be available for re-election at the annual general meeting to be held on May 4, 2010.
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
     The fees paid to non-executive directors have remained unchanged since the 2009 annual general meeting save for the next award of restricted shares, and are:
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
     A director must hold shares at least equal in value (as at the beginning of the year) to the general annual retainer. A director would be granted three years in which to acquire the required shareholding and this period could be extended by the unanimous approval of the uninterested directors. If the number of shares were to fall below the threshold due to a fall in the share price, no additional purchase of shares would be required. Except for Dr. K. Dagdelen, who was appointed to the board in January 2010 and will only obtain his first restricted shares with effect from January 1, 2011, the remaining non-executive directors hold shares equal to the value of the general annual retainer.
     There is now a requirement for executive directors to hold shares in the company at least equal in value (as at the beginning of the year) to $50,000. Both Dr. D.M. Bristow and Mr. G.P. Shuttleworth hold shares at least equal in value to $50,000.
     In the past non-executive directors have been granted options to purchase our ordinary shares. However, all options have been exercised by the respective non-executive directors. Details of the options exercised by the non-executive directors are shown below.
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
     On January 3, 2008, the fourth $30,000 award was allocated to each of the non-executive directors for the purpose of acquiring restricted stock. The price of the restricted stock calculation was the Nasdaq Global Select Market closing price on January 2, 2008, or $38.15. In terms of the policy 262 shares were issued directly to each non-executive director and 524 shares were held as restricted stock. Non-executive directors were issued the second tranche and the third tranches on January 1, 2009 and January 1, 2010 respectively.
     On January 1, 2009, the first award of 1,200 restricted shares was allocated to the non-executive directors as approved by shareholders at our 2008 annual general meeting. The price of the restricted stock calculation was the Nasdaq Global Select market closing price on January 2, 2009, or $43.92. In terms of the policy, 400 shares were issued directly to each non-executive director and 800 shares were held as restricted stock. Non-executive directors were issued the second tranche on January 1, 2010 and subject to agreed conditions, the final tranche will be issued on and January 1, 2011.
     On January 1, 2010, the second award of 1,200 restricted shares was allocated to the non-executive directors as approved by shareholders at our 2009 annual general meeting. The price of the restricted stock calculation was the Nasdaq Global Select market closing price on January 4, 2010 or $82.25. In terms of the policy, 400 shares were issued directly to each non-executive director and 800 shares are held as restricted stock. Non-executive directors will be issued the second and third tranches subject to agreed conditions on January 1, 2011 and January 1, 2012 respectively.
     During the year ended December 31, 2009, the aggregate compensation paid or payable to our directors and executive officers as a group was approximately $14.96 million, of which $10.48 million was payable to directors and recognized as a remuneration expense.
     The remuneration of the executive directors comprises:
•	Basic salary and benefits (fixed remuneration).
•	An annual bonus opportunity.
•	Participation in the Restricted Share Scheme, measuring performance over the longer term.
     The total executive directors’ remuneration for the year ended December 31, 2009, was $9.3 million (2008: $14.1 million).
     Fixed remuneration comprises a basic salary, from which executive directors can elect to contribute into a defined contribution pension scheme, and pay for certain other benefits such as medical aid. Fixed remuneration normally represents less than 50% of the individual’s remuneration package (based on target performance and expected values of share awards).
     Base salaries are determined by the committee, taking into account the performance of the individual and pay practice among a comparable group of FTSE 100 companies as well as individual companies in the mining industry. When setting base salaries, the committee also takes into consideration executives’ personal commitment to extensive travel and time spent at the company’s operations overseas. This is considered critical in effective management of the company’s business.
     Executive directors can elect to sacrifice up to 20% of their base salary to contribute to a defined contribution provident fund. The company does not make any contribution to the fund.
     Executive directors can elect to receive other benefits including, medical aid and group life insurance. All such benefits are funded out of the executives’ base salary and are nonpensionable. Where appropriate, executive directors may be provided with other benefits such as security services for executives while travelling for work, social club fees to facilitate the entertainment of business associates and professional association membership costs. All such benefits authorized by the board are paid for by the company and end when the employee leaves the company’s service, for whatever reason.
     Executive directors are eligible to receive an annual bonus, subject to the achievement of stretching performance criteria. The performance criteria for 2010 focus on achieving challenging strategic and financial targets that contribute to the creation of sustainable shareholder value. The committee may make adjustments to the criteria used for measuring performance on an annual basis taking into account the strategic objectives of the company for the year.

     Based on exceptional performance achieved against all targets during the 2009 financial year, the remuneration committee determined that both Dr. D.M. Bristow and Mr. G.P. Shuttleworth should receive their maximum annual bonus of $3.75 million and $400,000 respectively.
     The company’s policy is to incentivize executives over the long term by awarding shares under the Restricted Share Scheme. Neither Dr. D.M. Bristow nor Mr. G.P. Shuttleworth participate in the company’s share option scheme. The Restricted Share Scheme was approved by shareholders on July 28, 2008. Awards are made periodically, generally not every year, at the discretion of the committee.
     The company’s policy is that the shares awarded are normally expressed as a specific number of shares, rather than a percentage of salary. The CEO received an award of 40,000 shares on January 1, 2010. The CFO will not receive an award in 2010. (Both executive directors received awards in 2009, as described below). Shares awarded under the scheme generally vest in three equal tranches over a relevant three year period as specified at the date of award.
     In 2009, the CEO received the following restricted share awards:
•	40,000 restricted shares with an award date of January 1, 2009, two thirds vesting on January 1, 2010 and the remaining third vesting on January 1, 2011. The issue price of these shares was $43.26.
•	40,000 restricted shares with an award date of January 1, 2009, one third vesting on January 1, 2010, one third vesting on January 1, 2011 and the remaining third vesting on January 1, 2012. The issue price of these shares was $43.26.
     In 2009, the CFO received 54,000 restricted shares at an issue price of $56.99. The first tranche of the restricted shares vests on September 2, 2011, with the second and third tranches vesting on September 2, 2012 and September 2, 2013, respectively.
     The following tables set forth the aggregate compensation for each of the directors, firstly the executive directors and secondly the non-executive directors:

	Basic Salary		Annual Bonus*		Other Payments**		Total***
	December 31,		December 31,		December 31,		December 31,
	2009 ($)	2008 ($)	2009 ($)	2008 ($)	2009 ($)	2008 ($)	2009 ($)	2008 ($)
Executive
D.M. Bristow (CEO)	1,250,000	1,000,000	3,750,000	8,422,860	2,626,000	3,695,600	7,626,000	13,118,460
G.P. Shuttleworth (CFO)	424,047	444,353	400,000	324,520	821,933	266,280	1,645,980	1,035,153
TOTAL	1,674,047	1,444,353	4,150,000	8,747,380	3,447,933	3,961,880	9,271,980	14,153,613

*	The remuneration disclosed above represents the total compensation approved by the board for the executive directors in respect of the periods shown. As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2008, $1.725 million of the 2008 bonus was not accrued in the 2008 year, but subsequently expensed in 2009; $1.5 million of which was payable to Dr. D.M. Bristow and $225,000 payable to Mr. G.P. Shuttleworth.

**	Other payments relate to the value of the restricted shares awarded to the executive directors, and in 2008, included a one-time payment of $2 million to Dr. D.M. Bristow as part of his new contract entered into during that year.

***	The total remuneration disclosed in our Annual Report on Form 20-F for the year ended December 31, 2008 was therefore $12,428,613. The total remuneration of $9,271,980 stated above for 2009 excluded the 2008 bonus of $1.725 million paid in 2009.

	Fees			Other Payments*		Total
	December 31,			December 31,		December 31,
	2009 ($)		2008 ($)	2009 ($)	2008 ($)	2009 ($)	2008 ($)
Non-Executive
P. Liétard	220,000		220,000	52,704	30,000	272,704	250,000
B.H. Asher**	45,000		135,000	52,704	30,000	97,704	165,000
R.I. Israel	65,000		85,000	52,704	30,000	117,704	115,000
A.L. Paverd**	28,334		85,000	52,704	30,000	81,083	115,000
N.P. Cole Jr.	125,000		97,500	52,704	30,000	177,704	127,500
K. Voltaire	120,000		105,800	52,704	30,000	172,704	135,800
C.L. Coleman	98,333	#	10,000	52,704	—	151,037	10,000
J.K. Walden	85,000		14,166	52,704	—	137,704	14,166
TOTAL	786,667		752,466	421,632	180,000	1,208,299	932,466

*	Other payments — The award in 2008 of $30,000 which translated into share grants and 1,200 restricted shares awarded on January 1, 2009, vest over a three year period from the date of the award.

**	Dr. A.L. Paverd and Mr. B.H Asher retired from the board on May 5, 2009.

#	Based on proration of standard fees.
     The executive directors do not receive any benefits in kind and the only long term incentive scheme in which they are anticipated to participate is our Restricted Share Scheme.
     Share options exercised by the directors during 2009 and up to December 31, 2009 are detailed below:

			Average Market
	Number of Options	Average Exercise	Price at date of
Name	Exercised	Price ($)	exercise ($)
B.H. Asher	25,400	1.65	66.66
     The high and low share prices for our ordinary shares for the year on the London Stock Exchange were (pounds sterling) £54.50 and (pounds sterling) £27.60, respectively, and our high and low price for our ADSs on the Nasdaq Global Select Market were $90.30 and $36.24, respectively. The ordinary share price on the London Stock Exchange and the price of an ADS on the Nasdaq Global Select Market at December 31, 2009, the last day of trading, were (pounds sterling) £50.00 and $79.14, respectively.

     Share options outstanding at February 28, 2010 and held by directors and executive officers were as follows:

	Options to Purchase
	Ordinary Shares	Expiration Date	Exercise Prices ($)
Officers
L.C. Correia	30,000	8/20/17	22.19
D.J. Haddon	20,000	8/05/14	8.05
D.J. Haddon	60,000	8/20/17	22.19
P.D. Harbidge	7,000	11/30/16	22.50
P.D. Harbidge	40,000	8/20/17	22.19
W.R.A. Houston	40,000	8/05/17	22.19
A. Konta	4,000	8/05/14	8.05
A. Konta	45,000	8/20/17	22.19
V. Matfield	75,000	8/05/14	8.05
V. Matfield	60,000	8/20/17	22.19
P. Pretorius	45,000	5/22/18	45.27
C.J. Prinsloo	40,000	8/05/17	22.19
R.B. Quick	40,000	8/20/17	22.19
M. Samaké	40,000	8/20/17	22.19
N. Sanogo	14,000	8/20/17	22.19
J. Steele	40,000	8/20/17	22.19
S. Touré	45,000	5/22/18	45.27
L.V. Wark	2,000	11/30/16	22.50
L.V. Wark	34,000	8/20/17	22.19
T. de Welzim	2,000	11/30/16	22.50
T. de Welzim	30,000	8/20/17	22.19
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
Audit Committee
     Our audit committee charter, which defines the terms of reference for the audit committee members, sets out the framework through which the audit committee reviews our annual results, the effectiveness of our systems of internal control, internal audit procedures and legal and regulatory compliance and the cost effectiveness of the services provided by the external auditors. The audit committee also reviews the scope of work carried out by our external auditors and holds discussions with the external auditors at least twice a year. The audit committee is comprised of three independent non-executive directors. The members of the audit committee are Dr. K. Voltaire (chairman), Mr. J.K. Walden and Mr. C.L. Coleman. Dr. K. Dagdelen was appointed a member of the audit committee on January 29, 2010.
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

Governance and Nomination Committee
     The governance and nomination committee reviews our corporate governance and sets out the framework in which such policies are established to guide our operations and activities. In addition, the committee at the instance of the board interviews and recruits any future board members. The members of the governance and nomination committee are Messrs. P. Liétard (chairman), N.P. Cole, Jr., C.L. Coleman and R.I. Israel.
D. EMPLOYEES
     At the end of each of the past three years, the breakdown of employees, including our subsidiaries by main categories of activity was as follows:

	December 31,	December 31,	December 31,
Category of Activity	2009(1)	2008	2007
Mining and related engineering	136	241	119
Processing and related engineering	631	668	168
Management and technical	105	100	56
Exploration	161	164	185
Administration	261	253	89
TOTAL*	1,294	1,426	617

*	The last quarter of 2009 was notable for the takeover of the Kibali project from Moto Goldmines as well as the continued conversion of Morila into a stockpile treatment operation due to the ceasing of mining activities. At Tongon, we began recruiting operational staff for the mine.
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
Restricted Share Scheme
     On July 28, 2008, our shareholders approved the creation of a restricted share scheme for employees and executive directors. At that time, the Board elected to limit eligibility for awards to executive directors. The Board has subsequently decided that all employees would be eligible to receive restricted shares in the future. The aggregate number of shares available for issuance under the restricted share scheme may not exceed 5% of our issued share capital. The awards of shares under the restricted share scheme are subject to the attainment of performance criteria agreed between the remuneration committee and the individual executive director on an annual basis.

Item 7.	Major Shareholders and Related Party Transactions
A. MAJOR SHAREHOLDERS
     As of February 28, 2010, our issued share capital consisted of 90,157,267 ordinary shares with a par value of $0.05 per share. To our knowledge we are not, directly or indirectly, owned or controlled by another corporation, any foreign government or other person.
     The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 28, 2010, by:
•	Any person of whom the directors are aware that is interested directly or indirectly in 3% or more of our ordinary shares;

•	Each of our directors; and
•	All of our executive officers and directors as a group.
     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of February 28, 2010, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person.
Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, La Motte Chambers, La Motte Street, St Helier, Jersey, JE1 1BJ, Channel Islands.

	Shares Beneficially Owned
Holder	Number	%
D.M. Bristow	677,584	0.75
G.P. Shuttleworth	24,000	0.03
N.P. Cole Jr.	3,372	0.00
C. Coleman	2,600	0.00
K. Dagdelen	—	0.00
R.I. Israel	41,263	0.05
P. Liétard	33,827	0.04
K. Voltaire	3,372	0.00
J.K. Walden	1,200	0.00
BNY (Nominees) Limited (1) 30 Cannon Street London EC4M XH	58,685,087	76.53
Wells Fargo & Company (2) 420 Montgomery Street San Francisco, CA 94104	4,563,676	5.07
FMR LLC(3) 82 Devonshire Street, Boston, MA 02109	13,436,365	15.0
BlackRock Inc.(4) 40 East 52nd Street New York, NY 10022	11,188,315	11.55
Van Eck Associates Corporation(5) 335 Madison Ave, 19th Floor New York, NY 10017	6,825,244	7.6
Directors and executive officers (6)	959,120	1.06

(1)	Shares held by BNY (Nominees) Limited are held for and on behalf of our ADS holders.

(2)	Wells Fargo & Company reported in its Schedule 13G filed with the Securities and Exchange Commission on February 3, 2010 that its beneficial ownership in us amounted to 4,563,676 ordinary shares (5.07%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.

(3)	FMR LLC reported in its Schedule 13G filed with the Securities and Exchange Commission that as at February 16, 2010 its beneficial ownership in us amounted to 13,436,365 ordinary shares (15%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.

(4)	BlackRock Inc. reported in its Schedule 13G filed with the Securities and Exchange Commission on January 8, 2010 that its beneficial ownership in us amounted to 11,188,315 ordinary shares (11.55%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.

(5)	Van Eck Associates Corporation reported in its Schedule 13G filed with the Securities and Exchange Commission on February 17, 2010 that its beneficial ownership in us amounted to 6,825,244 ordinary shares (7.6%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.

(6)	No executive officer beneficially owns in excess of 1% of the outstanding ordinary shares.
     To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by our other shareholders.
     As of February 28, 2010, there were 4 record holders of our ordinary shares in the United States, holding an aggregate of 34,372 ordinary shares or 0.04%.
     As of February 28, 2010, there were 43 record holders of our ADSs in the United States, holding an aggregate of 62,260,618 ADSs or 100%.
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

	Price Per Ordinary Share		Price Per ADS
Financial Period Ended	High (£)	Low (£)	High ($)	Low ($)
December 31, 2009	54.50	24.25	90.30	36.24
December 31, 2008	30.00	15.57	55.65	23.45
December 31, 2007	19.50	10.53	38.86	21.04
December 31, 2006	14.08	9.09	26.32	15.88
December 31, 2005	9.67	5.31	18.69	10.13

	Price Per Ordinary Share		Price Per ADS
Calendar Period	High (£)	Low (£)	High ($)	Low ($)
2010
First Quarter (through February 28, 2010)	54.00	41.26	86.63	64.91
2009
Fourth Quarter	54.50	39.30	90.30	63.57
Third Quarter	46.49	33.51	76.08	55.06
Second Quarter	44.49	28.23	73.96	41.59
First Quarter	37.76	25.10	54.35	36.65
2008
Fourth Quarter	30.00	15.57	44.68	23.45
Third Quarter	27.47	18.00	54.73	32.47
Second Quarter	28.03	19.19	55.26	37.28
First Quarter	27.59	18.62	55.65	37.22

	Price Per Ordinary Share		Price Per ADS
Calendar Month	High (£ )	Low (£)	High ($)	Low ($)
2010
February	47.79	41.26	74.81	64.91
January	54.00	43.23	86.63	68.59
2009
December	54.50	48.34	90.30	77.78
November	52.25	39.76	87.90	66.50
October	47.34	39.30	76.97	63.57
September	46.49	34.72	76.08	56.78
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
     The authorized share capital is $5,000,000 divided into 100,000,000 ordinary shares of $0.05 each, of which 90,157,267 were issued as of February 28, 2010 and 9,842,733 were available for issue.
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
Dividends
     Subject to the provisions of the 1991 Law and of the Articles of Association, we may, by ordinary resolution, declare dividends to be paid to shareholders according to their respective rights and interests in our profits. However, no dividend shall exceed the amount recommended by us. Subject to the provisions of the 1991 Law, we may pay an interim dividend, including a dividend payable at a fixed rate, if an interim dividend appears to us to be justified by our profits available for distribution.
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
Purchase of Shares
     Subject to the provisions of the 1991 Law, we may purchase any of our own shares of any class. The 1991 Law provides that we may, by special resolution approve the acquisition of our own shares from any source, but only if they are fully paid.
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
C. MATERIAL CONTRACTS
     1. Arrangement Agreement dated August 5, 2009 between Randgold Resources Limited, 0858065 B.C. Limited and Moto Goldmines Limited.
     We entered into the arrangement agreement in connection with the acquisition of Moto Goldmines Limited.
     2. Protocole d’Accord dated October 31, 2009 between Randgold Resources Limited, AngloGold Ashanti Limited, Moto Goldmines Limited, Kibali Goldmines S.P.R.L. and the Government of the Democratic Republic of The Congo.
     We entered into the Protocole d’Accord in connection with the development of the Moto Gold Project.

     3. Share Purchase Agreement dated October 31, 2009 between L’Office des Mines de Kilo-Moto, Randgold Resources Limited, AngloGold Ashanti Limited, Moto Goldmines Limited, Border Energy Pty Limited, Kibali (Jersey) Limited and Kibali Goldmines S.P.R.L.
     We entered into a share purchase agreement for the indirect acquisition of 10% of the issued share capital of Kibali Goldmines S.P.R.L.
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
     Following amendments to the Income Tax (Jersey) Law 1961 (the “Income Tax Law”), our tax position (along with all other companies incorporated in Jersey) has changed. Up until December 31, 2008, we were an “exempt company” within the meaning of Article 123A of the Income Tax Law. As an “exempt company” we were not liable for Jersey income tax other than on Jersey source income, except by concession bank deposit interest on Jersey bank accounts. For as long as we were an “exempt company”, payments in respect of the ordinary shares and ADSs were not subject to any taxation unless a shareholder was resident in Jersey, and no withholding in respect of taxation was required on those payments to any holder of the ordinary shares or ADSs.
     We are now subject to Jersey income tax at the rate of zero percent in accordance with Article 123C of the Income Tax Law with effect from January 1, 2009.
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
     As a non-financial service company subject to tax at the rate of zero percent, we will not be liable for Jersey income tax other than on income arising from Jersey land or property. For so long as we are subject to tax at the rate of zero percent, payments in respect of the ordinary shares and ADSs will not be subject to any taxation in Jersey and no withholding in respect of taxation will be required on those payments to any holder of the ordinary shares or ADSs.
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
Material United States Federal Income Tax Consequences
     The following summary describes the material US Federal income tax consequences to US holders (as defined below) arising from the purchase, ownership and disposition of our ordinary shares or ADSs. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, final, temporary and proposed US Treasury Regulations promulgated under the Code, and administrative and judicial interpretations of the Code and the US Treasury Regulations, all as in effect as of the date of this summary, and all of which are subject to change, possibly with retroactive effect. In addition, this discussion assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms.
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
     This summary does not address all aspects of US Federal income taxation that may be relevant to particular US holders in light of their particular circumstances, or to US holders subject to special rules, including, without limitation:
•	retirement plans;

•	insurance companies;

•	persons that hold ordinary shares or ADSs as part of a “straddle,” “synthetic security,” “hedge,” “conversion transaction” or other integrated investment;

•	persons that enter into “constructive sales” involving our ordinary shares or ADSs or substantially identical property with other transactions;

•	persons whose functional currency is not the US Dollar;

•	expatriates or former long-term residents of the United States;

•	financial institutions;

•	dealers in securities or currencies;

•	tax-exempt organizations;

•	persons that own, actually or constructively, 10% or more of our outstanding voting stock;

•	persons subject to the alternative minimum tax;

•	regulated investment companies;

•	real estate investment trusts;

•	persons who trade in securities who elect to apply a mark-to-market method of accounting; and

•	persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation.
     In addition, this summary does not address the effect of any applicable US state, local or non-US tax laws or any federal, estate or gift tax consequences, does not consider the tax treatment of persons who own our ordinary shares or ADSs through a partnership or other pass-through entity, and deals only with ordinary shares or ADSs held by US holders as “capital assets” as defined in Section 1221 of the Code. If a partnership (including for this purpose, any entity treated as a partnership for US Federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.
     We encourage US holders of our ordinary shares or ADSs to consult with their own tax advisors with respect to the US Federal, state and local tax consequences, as well as the tax consequences in other jurisdictions, of the purchase, ownership and disposition of our ordinary shares or ADSs applicable in their particular tax situations.
Ownership of Ordinary Shares or ADSs
     For purposes of the Code, US holders of ADSs should be treated for US Federal income tax purposes as the owner of the ordinary shares represented by those ADSs. Accordingly, exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally should not be subject to US Federal income tax. The US Treasury has, however, expressed concerns that intermediaries in the chain of ownership between the US holder of an ADS and the issuer of the security underlying the ADS may, in some circumstances, be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate (as discussed below) for dividends received by certain non-corporate US holders, including US holders who are individuals, could be affected by future actions that may be taken by the US Treasury and/or intermediaries in the chain of ownership between the US holders of ADSs and us.
     Subject to the discussion below under the heading “Passive Foreign Investment Company Rules,” for US Federal income tax purposes, distributions with respect to our ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits as determined for federal income tax purposes. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder’s basis in our ordinary shares or ADSs. To the extent that these distributions exceed the US holder’s tax basis in our ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain. We do not, however, intend to calculate our earnings and profits under US federal income tax principles. Therefore, you should expect that any distribution from us generally will be treated for US federal income tax purposes as a dividend. Such dividends will not be eligible for the dividends received deduction generally allowed to a US corporation under Section 243 of the Code.
     Individual US holders are eligible for reduced rates of US Federal income tax (currently a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met and either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty which provides for the exchange of information. For this purpose, ADSs listed on the Nasdaq exchange are considered to be readily tradable on an established securities market in the United States. Therefore, we currently believe that dividends paid with respect to our ordinary shares and ADSs will constitute qualified dividend income for US federal income tax purposes, provided the individual US holders of our shares and ADSs meet certain holding period requirements. However, if we are a passive foreign investment company, as discussed below under the heading “Passive Foreign Investment Company Rules”, in the taxable year of the distribution or the preceding tax year, the dividends paid with respect to our ADSs will not constitute qualified dividend income. US holders are urged to consult their own tax advisors regarding the classification of any distributions from us as qualified dividend income.
     Dividends from us generally will constitute non-US-source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will be treated as “passive category income” or, in the case of certain US holders, as “general category income.”

Sale or Other Disposition of Ordinary Shares or ADSs
     Subject to the discussion below under “Passive Foreign Investment Company Rules,” if a US holder sells or otherwise disposes of its ordinary shares or ADSs in a taxable transaction, it will generally recognize gain or loss for US Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and its tax basis in the ordinary shares or ADSs. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year at the time of the sale or other taxable disposition. In general, any gain that US holders recognize on the sale or other taxable disposition of ordinary shares or ADSs will be US source income for purposes of the foreign tax credit limitation and any losses recognized will generally be allocated against US source income. Deduction of capital losses is subject to limitations under the Code.
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
     In determining whether a non-US corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
     We believe that we currently are not a PFIC and do not expect to become a PFIC in 2010. However, there is significant uncertainty in the application of the PFIC rules to mining enterprises such as ourselves as a result of the interplay of several sets of tax rules. In addition, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, the market price of our ordinary shares, and the amount and type of our gross income, we cannot assure you that we will not become a PFIC in the future or that the US Internal Revenue Service will agree with our conclusion that we are not a PFIC now.
     If we are a PFIC for US Federal income tax purposes for any year during a US holder’s holding period of our ADSs or ordinary shares and the US holder does not make a “mark-to-market” election or a QEF election, both as described below:
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
     We generally will be treated as a PFIC as to any US holder if we are a PFIC for any year during such holder’s holding period. However, if we cease to satisfy the requirements for PFIC classification, a US holder may avoid PFIC classification for subsequent years if such holder elects to recognize gain based on the unrealized appreciation in the ADSs or ordinary shares through the close of the tax year in which we cease to be a PFIC. Additionally, if we are a PFIC, a US holder who acquires ADSs or ordinary shares from a decedent would be denied the normally available step-up in tax basis for our ADSs or ordinary shares to fair market value at the date of death and instead would have a tax basis equal to the lower of the fair market value or the decedent’s tax basis.
     Under the Hiring Incentives to Restore Employment Act (the “HIRE Act”), which was signed into law on March 18, 2010, a US holder who beneficially owns stock in a PFIC is required to file an annual information return with the Internal Revenue Service, reporting information set forth as required under applicable Treasury Regulations. As of the date of this Annual Report, however, such Treasury Regulations have not yet been promulgated. US holders are urged to consult their own tax advisors regarding this new reporting obligation and how it may apply to their particular circumstances. (Prior to the HIRE Act, a US holder who beneficially owned stock in a PFIC was required to file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the Internal Revenue Service in most years such US holder held stock in a PFIC.)
     A US holder generally may be able to avoid the imposition of the special tax and interest charge described above by electing to mark its ADSs or ordinary shares to market annually, and, therefore, recognize for each taxable year, subject to certain limitations, ordinary income or loss equal to the difference, as of the close of taxable year, between the fair market value of its ADSs or ordinary shares and the adjusted tax basis of his or its ADSs or ordinary shares. Losses would be allowed only to the extent of the net mark-to-market gain previously included by the US holder under the election in prior taxable years. If a mark-to-market election with respect to ADSs or ordinary shares is in effect on the date of a US holder’s death, the tax basis of the ADSs or ordinary shares in the hands of a US holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ADSs or ordinary shares. A mark-to-market election is available only if the ADSs or ordinary shares, as the case may be, are considered

“marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable US Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Nasdaq constitutes a qualified exchange, and a non-US securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading, listing, financial disclosure and other requirements set forth in US Treasury regulations.
     In certain circumstances a holder of stock or ADSs in a PFIC may avoid taxation under the rules described above by making a “qualified electing fund,” or “QEF,” election to include in income its share of a PFIC’s annual income on a current basis. However, a QEF election is only available if the PFIC annually provides its stockholders with certain tax information, and we currently do not intend to prepare or provide such information. Accordingly, you should assume that a QEF election is unavailable.
     Rules relating to a PFIC are very complex. US holders are encouraged to consult their own tax advisors regarding the application of the PFIC rules to their investments in our ADSs or our ordinary shares.
Backup Withholding and Information Reporting
     Payments to US holders in respect of our ordinary shares or ADSs may be subject to information reporting to the US Internal Revenue Service and to backup withholding tax, currently imposed at a rate of 28%.
     However, backup withholding and information reporting will not apply to a US holder that is a corporation or comes within an exempt category, and demonstrates the fact when so required, or furnishes a correct taxpayer identification number and makes any other required certification. US holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9.
     Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a US holder’s US Federal income tax liability, provided that the required procedures are followed.
United Kingdom Tax Considerations
     The following statements do not constitute tax advice and are intended as a general guide only to the U.K. tax position under current U.K. tax legislation, case law and published HM Revenue & Customs (“HMRC”) practice as at the date of this document, both of which is subject to change at any time, possibly with retrospective effect. These statements deal only with the position of shareholders who are resident (and, in the case of individuals only, ordinarily resident and domiciled) solely in the U.K. for tax purposes (except where the position of a non-U.K. tax resident shareholder is expressly referred to), who hold their ordinary shares or ADSs as an investment and who are the absolute beneficial owners of the ordinary shares or ADSs and of all dividends of any kind paid in respect of them in circumstances where the dividends paid are regarded for U.K. tax purposes as that person’s own income (and not the income of some other person). The tax position of certain categories of shareholders who are subject to special rules (such as persons acquiring their shares or ADSs (or deemed to acquire their shares or ADSs) in connection with an employment or office, dealers in securities, insurance companies and collective investment schemes and shareholders owning 10% or more of the ordinary shares or voting power, rights to profit or capital of the company) is not considered. Any shareholder who is in doubt as to their tax position regarding the acquisition, ownership or disposal of their ordinary shares or ADSs, or who are subject to tax in a jurisdiction other than the U.K., should consult their own independent tax adviser.
Dividends
     A person having an interest in ADSs or ordinary shares who is not a resident in the U.K. will not be subject to tax in the U.K. on dividends paid on ordinary shares, unless that person carries on a trade, profession or vocation in the U.K. (and, if that person is a company, does so through a permanent establishment) to which the ordinary shares or ADSs in question are attributable.
     A person having an interest in ADSs or ordinary shares who is resident in the U.K. and is not a body corporate will, in general, be subject to U.K. income tax on dividends paid by us.
     A U.K. resident body corporate holding an interest in ADSs or ordinary shares should not generally be taxable on dividends paid by us after July 1, 2009. Dividends paid before this date were, in general, subject to U.K. corporation tax.
     A U.K. resident individual shareholder will be entitled to a tax credit, which may be set off against the shareholder’s total income tax liability on the dividend. The value of the tax credit is currently 10% of the aggregate of the dividend and the tax credit (the “Gross Dividend”), which is also equal to one -ninth of the cash dividend received.
     Such an individual U.K. resident shareholder who is liable to income tax at the basic rate will be subject to tax on the dividend at the rate of 10% of the Gross Dividend, so that any tax credit will satisfy in full such shareholder’s liability to income tax on the dividend.

     An individual shareholder who is liable to income tax at the 40% tax rate will be taxed at the rate of 32.5% on the Gross Dividend. Any tax credit will be set against, but not fully match, the shareholder’s tax liability on the Gross Dividend and such shareholder will have to account for additional income tax equal to 22.5% of the Gross Dividend (which is equal to 25% of the cash dividend received) to the extent that the Gross Dividend, falls within the 40% tax band.
     From April 6, 2010 there is a new highest tax rate of 50% for taxable income above £150,000. Dividends which are taxable at the new 50% rate would be liable to income tax at a new rate of 42.5% of the Gross Dividend. Any tax credit will be set against, but not fully match, the shareholder’s tax liability on the Gross Dividend and such shareholder will have to account for additional income tax equal to 32.5% of the Gross Dividend (this equates to 36.1% of the cash dividend received) to the extent that the Gross Dividend, when treated as the top slice of the shareholder’s income, falls above the threshold for the 50% rate of tax.
     An individual shareholder will not generally be able to claim repayment from HMRC of any part of the tax credit attaching to dividends paid by us.
     Each shareholder resident outside the U.K. may also be subject to foreign taxation on dividend income under the local law of the country(ies) in which they reside/are resident.
     We are subject to tax at the rate of zero percent for the purposes of Article 123C of the Income Tax (Jersey) Law 1961 and therefore we are taxed in Jersey at the rate of 0% on our worldwide income. We are not required to make any deduction or withholding in respect of Jersey taxation on any dividend we may pay. In addition, we are not required to make any deduction from payments of dividends for or on account of U.K. tax.
     Capital Gains
     A person having an interest in ADSs or ordinary shares who is neither resident nor, in the case of an individual shareholder, ordinarily resident in the U.K. will generally not be subject to tax in the U.K. on gains arising on a disposal of our ordinary shares or interests in the ADSs.
     However, individuals who left the U.K. on or after March 17, 1998, who were resident in the U.K. for four out of seven tax years prior to departure, and who return to the U.K. before five complete tax years following departure will be subject to U.K. capital gains tax on any gains realized on the disposal during the period of absence of any assets which were owned before taking up residence abroad.
     Persons having an interest in ADSs or ordinary shares who are resident and/or, in the case of an individual shareholder, ordinarily resident in the U.K. or who hold their ordinary shares or interests in ADSs through a U.K. trading branch or agency (or, if that person is a company, a permanent establishment) will, in general, be subject to U.K. taxation on gains arising on a disposal of ordinary shares or interests in ADSs. An individual shareholder will currently be subject to capital gains tax on any gains arising at a rate of 18% (subject to any available reliefs and exemptions). A body corporate will generally be subject to U.K. corporation tax on chargeable gains at the standard rate of U.K. corporation tax (which is currently 28%).
     Inheritance Tax
     Liability to U.K. inheritance tax may arise on the death of an individual having an interest in ADSs or ordinary shares, or on a gift (or disposal at an undervalue) of ordinary shares or ADSs by an individual, who is domiciled, or deemed to be domiciled, in the U.K.
     Where ordinary shares or interests in ADSs are held by an individual who is neither domiciled nor deemed to be domiciled in the U.K., no liability to U.K. inheritance tax will arise in respect of them.
     Stamp Duty and Stamp Duty Reserve Tax
     No U.K. stamp duty or stamp duty reserve tax should be payable on the issue of the ordinary shares or ADSs, or on the delivery of the ADSs into DTC.
     No U.K. stamp duty should in practice be payable on the transfer of ordinary shares or ADSs provided any instrument of transfer is executed and retained outside of the U.K. and no U.K. stamp duty will arise in respect of any dealings in the ordinary shares or ADSs within a clearance service, where such dealings are effected in book entry form in accordance with the procedures of the clearance service and not by written instrument.
     Stamp duty reserve tax will not be payable on an agreement to transfer ADSs or ordinary shares, provided there is no register in the United Kingdom in respect of the ordinary shares or ADSs.
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
     Somilo’s hedging is administered by our finance department which acts upon the recommendations of a hedging committee within the guidelines of a policy set by our board. The hedging was entered into in terms of a requirement of the Loulo Loan. The Loulo loan and our hedging arrangements were with a consortium of financial lenders: NM Rothschild, SG Corporate and Investment Bank, ABSA Bank and HVB Group. The Loulo Loan had in early May 2007 been replaced by a Revolving Credit Facility, which was terminated in 2009.
     All of Somilo’s derivative transactions previously had to be in compliance with the terms and conditions of the Loulo loan agreement. That agreement placed a limit on derivative transactions of 70% of Loulo’s forecast production for a given year. Our board agreed as part of the financing arrangements for the development of Loulo that some gold price protection be secured. At December 31, 2009, 41,748 ounces remained, sold forward at an average forward price of $500 per ounce. At December 31, 2008, 126,744 ounces had been sold forward at an average price of $456 per ounce.
     These derivatives are accounted for in accordance with International Accounting Standard 39, “Financial Instruments: Recognition and Measurement”. Under IAS 39, all these derivatives are recognized on the consolidated statement of financial position at their fair value.
     On the date a derivative contract is entered into, we designate the derivative for accounting purposes as either a hedge of the fair value of a recognized asset or liability or a firm commitment (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). The derivatives held as at December 31, 2009 were all being accounted for as cash flow hedges.
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

Foreign Currency and Commodity Price Sensitivity
     In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro, South African Rand, Congolese franc and Communauté Financière Africaine Franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks. Generally, the group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. Gold sales are disclosed in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

$000	2009	2008
Level of exposure of foreign currency risk
Carrying value of foreign currency balances
Cash and cash equivalents includes balances denominated in:
• Communauté Financière Africaine franc (CFA)	7,506	(2,609)
• Euro (EUR)	10,987	11,556
• South African rand (ZAR)	(668)	8,830
• British pound (GBP)	59	335
• Australian dollar (AUD)	3,617	—
• Canadian dollar (CAD)	360	—

Accounts receivable and prepayments include balances denominated in:
• Communauté Financière Africaine franc (CFA)	51,435	24,151
• Euro (EUR)	3,956	377
• South African rand (ZAR)	6,564	571
• British pound (GBP)	159	1,302
• Australian dollar (AUD)	1,171	—
• Canadian dollar (CAD)	47	—

Accounts payable includes balances denominated in:

• Communauté Financière Africaine franc (CFA)	(28,264)	(25,380)
• Euro (EUR)	(5,895)	(782)
• South African rand (ZAR)	(3,489)	(362)
• British pound (GBP)	—	(394)
• Australian dollar (AUD)	(3,487)	—
• Canadian dollar (CAD)	—	—
     The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the group which is the US dollar. Set out below is the impact of a 10.0% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments.

		Effect of 10.0%
	Closing	strengthening
	exchange	of US dollar on net earnings
Level of exposure of foreign currency risk (continued)	Rate	and equity
		$000
At December 31, 2009
• Euro (EUR)	0.6977	905
• British pound (GBP)	0.6279	22
• Communauté Financière Africaine franc (CFA)	457.66	2,600
• South African rand (ZAR)	7.4174	241
• Australian dollar (AUD)	1.1199	130
• Canadian dollar (CAD)	1.0494	41
At December 31, 2008
• Euro (EUR)	0.7095	1,115
• British pound (GBP)	0.6910	203
• Communauté Financière Africaine franc (CFA)	465.40	(874)
• South African rand (ZAR)	9.4649	976
• Australian dollar (AUD)	1.4487	41
• Canadian dollar (CAD)	1.2228	—

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
     Details of the derivative financial instruments at December 31, 2009 are:

	Hedging instruments
Maturity Dates	Forward Sales of Gold
Loulo (100%)	Ounces	$/oz
December 31, 2010	41,748	500
     And at December 31, 2008:

	Hedging instruments
Maturity Dates	Forward Sales of Gold
Loulo (100%)	Ounces	$/oz
December 31, 2009	84,996	435
December 31, 2010	41,748	500

Loulo (100%)	126,744	456

     The forward price of gold is sensitive to fluctuations in the gold spot price, interest rates and the gold lease rate. The following table sets forth a sensitivity analysis of the mark-to-market valuations of our hedges as at December 31, 2009:
Sensitivity to Change in Gold Price at December 31, 2009

Loulo (100%):
Change in $ gold price	$20	$10	$5	$2	0	($2)	($5)	($10)	($20)
Mark-to-market valuation ($ million)	(26.1)	(25.7)	(25.5)	(25.4)	(25.3)	(25.2)	(25.1)	(24.9)	(24.5)
Sensitivity to Change in Average $ Interest Rate at December 31, 2009

Loulo (100%):
Change in rate	1.00%	0.50%	0.20%	0.00%	(0.20%)	(0.50%)	(1.00%)
Mark-to-market valuation* ($ million)	(25.4)	(25.4)	(25.3)	(25.3)	(25.3)	(25.2)	(25.2)
Sensitivity to Change in Gold Lease Rate at December 31, 2009

Loulo (100%):
Change in rate	1.00%	0.50%	0.20%	0.00%	(0.20%)	(0.50%)	(1.00%)
Mark-to-market valuation* ($ million)	(25.0)	(25.2)	(25.3)	(25.3)	(25.4)	(25.5)	(25.6)

*	The actual mark-to-market valuation at December 31, 2009 was negative $25.3 million.

     These movements will affect profits when the relevant forward contracts expire. There will be a corresponding impact on equity.
Effect of Change in Gold Price on Profit and Loss for the year ended December 31, 2009

Change in rate	20%	10%	0%	(10%)	(20%)
Mark-to-market valuation ($ million)	81.2	40.6	0.0	(40.6)	(81.2)
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
     The Revolving Credit Facility replaced the Loulo Loan in May 2007. As the HVB Group, which previously participated in the Loulo Loan, is not a lender in the Revolving Credit Facility, the 40,248 ounces of the remaining 2007, 2008 and 2009 hedged ounces which pertained to the HVB Group was novated to other counterparties in May 2007. The 11,748 ounces at an average forward price of $436.69 per ounce due for delivery in 2007 were novated and subsequently rolled forward to 2010 at $472 per ounce. The new price is net of any novation charges. The 28,500 ounces at a previous average forward price of $429.95 due for delivery in 2008 and 2009 were novated at $418.58, the lower price being the result of novation charges pertaining to these ounces. Also in May 2007, 30,000 ounces previously sold forward in 2007 at an average price of $447.29 per ounce, were rolled into 2010 at a new average forward price of $511.28 per ounce. The revolving credit facility was cancelled during 2009.
     The accounting effects of our hedging activities are as follows:
     The total fair value of the above financial instruments as at December 31, 2009 was a liability of $25.3 million (December 31, 2008: liability of $53.1 million).
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
     During the year ended December 31, 2009, we sold 488,255 ounces of gold at an average price of $893 per ounce. At the average spot gold price for the year of approximately $973 per ounce, product sales would have amounted to approximately $475 million for the year, an increase of approximately $41 million in sales.
Interest Rate Sensitivity
     We generally do not undertake any specific actions to cover our exposure to interest rate risk and at December 31, 2009 were not party to any interest rate risk management transactions.
     At December 31, 2008 the fair value of our borrowings, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $2.8 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of the three month LIBOR rate is negligible.

     At December 31, 2009 the fair value of our borrowings, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $1.3 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of the three month LIBOR rate is negligible.
     As our net earnings exposure with respect of debt instruments was mostly to the one month LIBOR, the hypothetical loss was modeled by calculating the 10% adverse change in one month LIBOR multiplied by the fair value of the respective debt instrument.
Item 12. Description of Securities Other Than Equity Securities
A. DEBT SECURITIES
     Not Applicable.
B. WARRANTS AND RIGHTS
     Not Applicable.
C. OTHER SECURITIES
     Not Applicable.
D. AMERICAN DEPOSITARY SHARES
Fees Payable by ADS Holders
     Our American Depositary Shares, or ADSs, each representing the right to receive one of our ordinary shares, are listed on the Nasdaq Global Select Market under the symbol “GOLD.” A copy of our Form of Amended and Restated Deposit Agreement with The Bank of New York Mellon (the “Depositary”) was filed with the SEC as an exhibit to our Form F-6 filed on October 7, 2009 (the “Deposit Agreement”). Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth in the table below:

Associated Fee	Depositary Action
$5.00 or less per 100 ADSs (or portion thereof).	Execution and delivery of ADRs and the surrender of ADRs pursuant to the Deposit Agreement.

$0.02 or less per ADS (or portion thereof).	Any cash distribution made pursuant to the Deposit Agreement, including, among other things:

• cash distributions or dividends,

• distributions other than cash, shares or rights,

• distributions in shares, and

• rights of any other nature, including rights to subscribe for additional shares.

Taxes and other governmental charges.	As applicable.

Registration fees in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to or from the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals.
As applicable.

A fee equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.	Distributions of securities other than cash, shares or rights.

Any other charges payable by the Depositary, any of its agents (and their agents), including the custodian (by billing such owners for such charge or by deducting such charge from one or more cash dividends or other cash distributions).
Servicing of shares or other deposited securities.

Expenses incurred by the Depositary.	• Cable, telex and facsimile transmission (where expressly provided for in the Deposit Agreement)

• Foreign currency conversion into U.S. dollars

Depositary Payments for 2009
     For the year ended December 31, 2009, our Depositary made no payments on our behalf in relation to our ADR program.
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
Item 15. Controls and Procedures
     (a) Disclosure Controls and Procedures: Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, including controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported within the required time periods.
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
     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

     Based upon its assessment, our management concluded that, as of December 31, 2009, our internal control over financial reporting is effective based upon those criteria.
     BDO LLP, an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2009.
     (c) See report of BDO LLP, an Independent Registered Public Accounting Firm included under “Item 18 — Financial Statements”, on page F-1.
     (d) Changes in Internal Control Over Financial Reporting: There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16. Reserved
Item 16A. Audit Committee Financial Expert
     Our board determined that Mr. B.H. Asher, the former chairman of the audit committee (through May 5, 2009), was an “audit committee financial expert” as defined in Item 16A of Form 20-F. Dr. K. Voltaire, the current chairman of the audit committee, has been determined by the board to be an “audit committee financial expert”. Dr. Voltaire and each of the other members of the audit committee (being Mr. J.K. Walden, Mr. C.L. Coleman and Dr. K. Dagdelen) are independent directors.
Item 16B. Code of Ethics
     Our board has adopted a code of ethics that applies to the Chief Executive Officer, Financial Director and all financial officers. This code of ethics is posted on our website, www.randgoldresources.com.
Item 16C. Principal Accountant Fees and Services
     BDO LLP has served as our independent registered public accounting firm for the financial years ended December 31, 2009, 2008 and 2007.
     The following table presents the aggregate fees for professional services and other services rendered by our Independent Registered Public Accounting Firm to us in 2009 and 2008.

	2009	2008
	$	$
	(in millions)
Audit Fees (1)	0.8	0.7
Audit-related Fees (2)	0.2	—
Tax Fees	—	—
All Other Fees (3)	0.2	—

Total	$1.2	$0.7

(1)	The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include our audit and statutory audits.

(2)	Audit-related fees include fees billed relating to comfort letters and consents; attest services; and assistance with and review of documents filed with the Securities and Exchange Commission and UK Listing Authority.

(3)	Other fees relate to other work performed in respect of the documents filed with the UK Listing Authority.
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
     The Audit Committee met seven times during 2009. At some of these meetings the committee met with the external audit partner and the finance director, to review the audit plans of the external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.
     During 2009, all Audit-related Fees provided to us by BDO LLP were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
     No work was performed by persons other than BDO LLP’s full-time, permanent employees on the BDO LLP’s engagement to audit our financial statements for 2009 and 2008.
     During 2009, the Audit Committee has overseen work undertaken to ensure compliance with the requirements of Section 404 of the Sarbanes Oxley Act.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not Applicable.
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers
Neither the issuer nor any affiliate of the issuer purchased any of our shares during 2009.
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
PART III
Item 17. Financial Statements
Not Applicable.
Item 18. Financial Statements
     Reference is made to the financial statements, commencing on page F-1, and the financial statement schedule on page S-1.

Item 19. Exhibits
     The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association of Randgold Resources Limited, as amended.

1.2*	Articles of Association of Randgold Resources Limited, as amended.

2.1	Memorandum of Association of Randgold Resources Limited, as amended (see Exhibit 1.1).

2.2+++	Form of Amended and Restated Deposit Agreement, dated as of October 14, 2009 among Randgold Resources Limited, The Bank of New York as Depositary, and owners and holders from time to time of American Depositary receipts issued thereunder.

2.3+++	Form of American Depositary Receipt.

2.4*	Excerpts of relevant provisions of the Companies (Jersey) Law 1991.

2.5*	Shareholder’s Agreement (English translation), dated June 23, 2000, between the Government of Mali and Morila Limited.

4.1*	Deed Governing the Relationship Between the Parties Upon Admission between Randgold & Exploration Company Limited and Randgold Resources Limited, dated June 26, 1997 (Relationship Agreement).

4.2*	License Agreement, dated June 26, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.

4.3*	Agreement, dated December 21, 1999, between Société des Mines de Morila SA, Randgold Resources Limited and Morila Limited (loan from Randgold Resources Limited to Morila Limited).

4.4*	Sale of Shares Agreement, dated May 29, 2000, between AngloGold Limited, Randgold Resources Limited and Randgold Resources (Morila) Limited.

4.5*	Joint Venture Agreement, dated May 29, 2000, between AngloGold Limited and Randgold Resources Limited.

4.6*	Operator Agreement, dated May 29, 2000, between Société des Mines de Morila SA and AngloGold Services Mali SA.

4.7*	Cession of Shareholder’s Loan — Memorandum of Agreement, dated July 3, 2000, between Randgold Resources Limited and AngloGold Morila Holdings Limited.

4.8*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated February 25, 2000.

4.9*	Deed of Guarantee, dated August 25, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and SYPPS.

4.10*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated December 9, 1999.

4.11*	Deed of Guarantee given under the Morila Deferred Terms Agreement, dated March 3, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and Mopps.

4.12*	Morila Exploitation Permit (English translation).

4.13*	Transfer of Morila Exploitation Permit from Randgold Resources Limited to Morila SA.

4.14*	Randgold Resources Limited Share Option Scheme.

4.15+	Structured Precious Metals Option and Loan Confirmation, dated August 30, 2002, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.16+	Third Contract of Employment between Randgold Resources Limited and Roger Ainsley Ralph Kebble.

4.17+	Services Agreement between Randgold & Exploration Company Limited and Randgold Resources Limited, dated February 2, 2003.

Exhibit No.	Exhibit
4.18++	Shareholder Loan Agreement dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.19++	Termination Agreement, dated November 9, 2004, between Randgold Resources Limited and Mr. R.A.R. Kebble.

4.20++	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo S.A.

4.21++	International Swap Dealers Association Inc. Master Agreement, dated December 21, 2004, between Randgold Resources Limited and Absa Bank Limited.

4.22++	Amendment to Shareholders’ Loan Agreement, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.23#	Fifth Contract of Employment, dated January 31, 2005, between Randgold Resources Limited and Dennis Mark Bristow.

4.24§	Mining Contract Agreement, dated February 15, 2005, between Société des Mine de Loulo S.A and BCM Mali S.A.

4.25§	Third Contract of Employment, dated April 20, 2006, between Randgold Resources Limited and Roger A. Williams.

4.26#	International Swap Dealers Association Inc. Master Agreement and Schedule thereto, dated April 23, 2007, between Fortis Bank NV/SA Limited and Randgold Resources Limited.

4.27#	International Swap Dealers Association Inc. Novation Agreement, dated April 23, 2007, between Randgold Resources Limited, Société Générale and Fortis Bank NV/SA.

4.28#	Revolving Credit Facility Agreement, dated May 1, 2007, among Randgold Resources (Somilo) Limited, Randgold Resources Limited, various Banks and Other Financial Institutions and NM Rothschild & Sons Limited.

4.29#	Charge Over Shares, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.30#	Charge Over Shares, dated May 8, 2007, between Mining Investments (Jersey) Limited and NM Rothschild & Sons Limited.

4.31#	Deed of Guarantee and Indemnity, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.32#	Deed of Guarantee and Indemnity, dated May 8, 2007, between Société des Mines de Loulo S.A. and NM Rothschild & Sons Limited.

4.33#	Deed of Assignment, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.34#	Registered Share Pledge Agreement, dated May 9, 2007, between Randgold Resources (Somilo) Limited and NM Rothschild & Sons Limited.

4.35##	Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.36###	Addendum to the Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.37###	Employment Contract, dated April 28, 2008, between Randgold Resources Limited and Dennis Mark Bristow.

4.38###	First Contract of Employment, dated April 28, 2007, between Randgold Resources Limited and Graham P. Shuttleworth.

4.39###	Addendum to the Joint Venture Agreement, dated April 22, 2008, between AngloGold Ashanti Limited and Randgold Resources Limited.

4.40###	Addendum to the Operatorship Agreement, dated April 22, 2008, between AngloGold Ashanti Limited, AngloGold Services Mali SA, Société des Mines de Morila SA and Mining Investments Jersey Limited.

4.41%	Project Management Agreement between La Société d’Opération Ivoirienne d’Électricité (SOPIE) and Randgold Resources C.I. — SARL, dated March 2009.

4.42%	Letter Agreement, dated September 18, 2008, between Randgold Resources (Côte d’Ivoire) Limited and New Mining Côte d’Ivoire SARL.

4.43%	Rules of the Randgold Resources Limited Restricted Share Scheme.

Exhibit No.	Exhibit
4.44%	Contract of Employment, dated July 1, 2008, between Randgold Resources Limited and Graham P. Shuttleworth.

4.45%%	Agreement between Randgold Resources Limited and AngloGold Ashanti Limited dated July 16, 2009.

4.46%%	Amendment dated July 27, 2009 to Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009.

4.47%%	Irrevocable Commitment from Randgold Resources Limited to Moto Goldmines Limited, dated July 27, 2009.

4.48**	Arrangement Agreement, dated August 5, 2009, between Randgold Resources Limited, 0858065 B.C. Limited and Moto Goldmines Limited.

4.49**	Protocole d’Accord, dated October 31, 2009, between Randgold Resources Limited, AngloGold Ashanti Limited, Moto Goldmines Limited, Kibali Goldmines S.P.R.L. and the Government of the Democratic Republic of The Congo.

4.50**	Share Purchase Agreement, dated October 31, 2009, between L’Office des Mines de Kilo-Moto, Randgold Resources Limited, AngloGold Ashanti Limited, Moto Goldmines Limited, Border Energy Pty Limited, Kibali (Jersey) Limited and Kibali Goldmines S.P.R.L.

8.1**	List of Subsidiaries.

12.1**	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of BDO LLP.

15.2**	Consent of SRK Consulting.

15.3**	Consent of Cube Consulting.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-90972), filed on June 21, 2002.

+	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

++	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

+++	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-129147), filed on October 7, 2009.

§	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

#	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

##	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-147648), filed on November 27, 2007.

###	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

%	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

%%	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-160827), filed on July 27, 2009.

**	Filed herewith.
SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RANDGOLD RESOURCES LIMITED
By:	/s/ D. Mark Bristow
Name: D. Mark Bristow
Title: Chief Executive Officer
Date: March 31, 2010

Exhibit Index

Exhibit No.	Exhibit
4.48	Arrangement Agreement, dated August 5, 2009, between Randgold Resources Limited, 0858065 B.C. Limited and Moto Goldmines Limited.

4.49	Protocole d’Accord, dated October 31, 2009, between Randgold Resources Limited, AngloGold Ashanti Limited, Moto Goldmines Limited, Kibali Goldmines S.P.R.L. and the Government of the Democratic Republic of The Congo.

4.50	Share Purchase Agreement, dated October 31, 2009, between L’Office des Mines de Kilo-Moto, Randgold Resources Limited, AngloGold Ashanti Limited, Moto Goldmines Limited, Border Energy Pty Limited, Kibali (Jersey) Limited and Kibali Goldmines S.P.R.L.

8.1	List of Subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Financial Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of BDO LLP.

15.2	Consent of SRK Consulting.

15.3	Consent of Cube Consulting.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Randgold Resources Limited
We have audited the accompanying consolidated statements of financial position of Randgold Resources Limited as of December 31, 2009 and 2008 and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and statements of consolidated cash flows for the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule included on page S-1 of this Form 20-F. We have also audited Randgold Resources Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Randgold Resources Limited’s management is responsible for these financial statements, financial statement schedule, maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report included under item 15B, ‘Controls and Procedures’. Our responsibility is to express an opinion on these financial statements and financial statement schedule and express an opinion on the company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and the schedule are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Randgold Resources Limited as of December 31, 2009 and, 2008 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Also, in our opinion, Randgold Resources Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.
In addition, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
/s/ BDO LLP
BDO LLP
London
31 March 2010
BDO LLP is a limited liability partnership registered in England and Wales (with registered number OC305127).

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31,

US$000	Notes	2009	2008	2007
REVENUE
Gold sales on spot		476,553	374,110	313,421
Loss on hedging contracts		(43,773)	(35,538)	(23,580)
Non-cash loss on roll forward of hedges		—	—	(7,036)

Total revenue		432,780	338,572	282,805
Other income	13	8,975	4,194	967

TOTAL INCOME		441,775	342,766	283,772

COSTS AND EXPENSES
Mining and processing costs	26	249,634	199,520	159,403
Transport and refining costs		1,594	2,053	1,595
Royalties		25,410	19,730	18,307
Exploration and corporate expenditure	27	51,111	45,163	35,920
Other expenses		242	363	5,008

TOTAL COSTS		327,991	266,829	220,233

Finance income	28	3,444	9,335	9,167
Finance costs	28	(1,915)	(3,338)	(5,805)
Provision for financial assets		(9,580)	(10,350)	—
Finance (costs)/income — net	28	(8,051)	(4,353)	3,362

PROFIT BEFORE INCOME TAX		105,713	71,584	66,901
Income tax expense	4	(21,450)	(24,564)	(21,273)

PROFIT FOR THE PERIOD		84,263	47,020	45,628

OTHER COMPREHENSIVE INCOME
Cash flow hedges	22	26,730	32,851	(11,341)
Currency translation differences		1,047	—	—
Gain on available-for-sale financial assets		8,970	—	—

TOTAL COMPREHENSIVE INCOME		121,010	79,871	34,287

PROFIT
Attributable to:
Owners of the Parent		69,400	41,569	42,041
Non-controlling interests		14,863	5,451	3,587

		84,263	47,020	45,628

TOTAL COMPREHENSIVE INCOME
Attributable to:
Owners of the Parent		106,486	74,420	30,700
Non-controlling interests		14,524	5,451	3,587

		121,010	79,871	34,287

BASIC EARNINGS PER SHARE (US$)	6	0.86	0.54	0.60
DILUTED EARNINGS PER SHARE (US$)	6	0.84	0.54	0.60
AVERAGE SHARES IN ISSUE (000)		81,023	76,300	69,589
The accompanying notes are an integral part of these financial statements.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AT DECEMBER 31,

US$000	Notes	2009	2008
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	9	507,219	336,138
Deferred tax	12	290	1,559
Long term ore stockpiles	8	34,178	48,831
Receivables	7	5,292	9,403
Mineral properties	10	405,779	—
Available-for-sale financial assets	13	29,020	38,600

TOTAL NON-CURRENT ASSETS		981,778	434,531

CURRENT ASSETS
Inventories and ore stockpiles	8	109,113	81,781
Receivables	7	121,786	47,499
Available-for-sale financial assets	13	17,810	—
Cash and cash equivalents		589,681	257,631

TOTAL CURRENT ASSETS		838,390	386,911

TOTAL ASSETS		1,820,168	821,442

EQUITY AND LIABILITIES
Share capital	5	4,506	3,827
Share premium	5	1,317,771	455,974
Retained earnings		305,415	245,982
Other reserves		18,793	(31,387)

Equity attributable to owners of the parent		1,646,485	674,396
Non-controlling interests		36,775	13,745

TOTAL EQUITY		1,683,260	688,141

NON-CURRENT LIABILITIES
Long-term borrowings	16	234	1,284
Loans from minority shareholders in subsidiaries	17	2,945	3,032
Financial liabilities — forward gold sales	18	—	15,749
Deferred tax	12	4,762	3,016
Provision for rehabilitation	15	16,916	14,054

TOTAL NON-CURRENT LIABILITIES		24,857	37,135

CURRENT LIABILITIES
Financial liabilities — forward gold sales	18	25,312	37,388
Trade and other payables	14	82,080	48,110
Current tax payable		3,609	9,190
Current portion of long term borrowings	16	1,050	1,478

TOTAL CURRENT LIABILITIES		112,051	96,166

TOTAL EQUITY AND LIABILITIES		1,820,168	821,442

The accompanying notes are an integral part of these financial statements.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31,
Attributable to Equity Shareholders

						Total Equity
	Number					Attributable to	Non-
	of Ordinary	Share	Share	Other	Retained	Owners	Controlling	Total
US$000	Shares	Capital	Premium	Reserves	Earnings	of Parent	interests	Equity
BALANCE AT DEC 31, 2006	68,763,561	3,440	213,653	(59,430)	178,400	336,063	4,707	340,770

Movement on cash flow hedges
Transfer to profit for the period	—	—	—	30,371	—	30,371	—	30,371
Fair value movement on financial instruments	—	—	—	(41,712)	—	(41,712)	—	(41,712)

Other comprehensive income	—	—	—	(11,341)	—	(11,341)	—	(11,341)
Net profit for the period	—	—	—	—	42,041	42,041	3,587	45,628

Total comprehensive income	—	—	—	(11,341)	42,041	30,700	3,587	34,287
Share-based payments	—	—	—	2,847	—	2,847	—	2,847
Share options exercised	545,667	28	4,353	—	—	4,381	—	4,381
Shares vested #	10,102	—	170	(170)	—	—	—	—
Exercise of options previously expensed under IFRS 2	—	—	1,297	(1,297)	—	—	—	—
Dividends relating to 2006	—	—	—	—	(6,874)	(6,874)	—	(6,874)
Capital raising	6,821,000	341	240,099	—	—	240,440	—	240,440
Costs associated with capital raising	—	—	(8,758)	—	—	(8,758)	—	(8,758)

BALANCE AT DEC 31, 2007	76,140,330	3,809	450,814	(69,391)	213,567	598,799	8,294	607,093

Movement on cash flow hedges
Transfer to profit for the period	—	—	—	35,901	—	35,901	—	35,901
Fair value movement on financial instruments	—	—	—	(3,050)	—	(3,050)	—	(3,050)

Other comprehensive income	—	—	—	32,851	—	32,851	—	32,851
Net profit for the period	—	—	—	—	41,569	41,569	5,451	47,020

Total comprehensive income	—	—	—	32,851	41,569	74,420	5,451	79,871
Share-based payments	—	—	—	6,471	—	6,471	—	6,471
Share options exercised	353,400	18	3,842	—	—	3,860	—	3,860
Exercise of options previously expensed under IFRS 2	—	—	1,158	(1,158)	—	—	—	—
Shares vested #	6,594	—	160	(160)	—	—	—	—
Dividends relating to 2007	—	—	—	—	(9,154)	(9,154)	—	(9,154)

BALANCE AT DEC 31, 2008	76,500,324	3,827	455,974	(31,387)	245,982	674,396	13,745	688,141

Movement on cash flow hedges
Transfer to profit for the period	—	—	—	44,339	—	44,339	—	44,339
Fair value movement on financial instruments	—	—	—	(17,609)	—	(17,609)	—	(17,609)

Other comprehensive income				26,730	—	26,730	—	26,730
Net profit for the period	—	—	—	—	69,400	69,400	14,863	84,263

Currency translation differences	—	—	—	1,386	—	1,386	(339)	1,047
Gain on available-for-sale financial assets		—	—	8,970	—	8,970	—	8,970
Total comprehensive income	—	—	—	37,086	69,400	106,486	14,524	121,010
Share-based payments	—	—	—	9,564	—	9,564	—	9,564
Share options exercised	1,214,248	61	32,516	—	—	32,577	—	32,577
Exercise of options previously expensed under IFRS 2	—	—	16,526	(16,526)	—	—	—	—
Shares vested #	7,454	—	261	(261)	—	—	—	—
Dividend relating to 2008	—	—	—	—	(9,967)	(9,967)	—	(9,967)
Capital raising	5,750,000	287	341,844	—	—	342,131	—	342,131
Costs associated with capital raising	—	—	(12,388)	—	—	(12,388)	—	(12,388)
Moto acquisition (note 29)	6,628,769	331	483,038	20,317	—	503,686	23,030	526,716
Acquisition of 10% of issued shares of Kibali (note 29)	—	—	—	—	—	—	(14,524)	(14,524)

BALANCE AT DEC 31, 2009	90,100,795	4,506	1,317,771	18,793	305,415	1,646,485	36,775	1,683,260

SHARE CAPITAL
     The share capital comprises the issued ordinary shares of the company at par.
SHARE PREMIUM
     The share premium comprises the excess value recognized from the issue of ordinary shares at par.
RETAINED EARNINGS
     Retained earnings comprises the group’s cumulative accounting profit since inception.

OTHER RESERVES
     Other reserves include the cumulative charge recognized under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges (refer note 22), as well as the foreign currency translation reserve and the movements in current available-for-sale financial assets.
     At December 31, 2009, the balance of the share-based payment reserve amounted to US$22.7 million (December 31, 2008: US$9.6 million). The balance of the hedging reserve amounted to a debit of US$14.2 million (December 31, 2008: a debit of US$41 million). Refer to note 22 for further details on the hedging reserve. The foreign currency translation reserve was US$1.4 million at December 31, 2009 (December 31, 2008: US$0) and the movements in current available-for-sale financial assets amounted to US$9 million as at December 31, 2009 (December 31, 2008: US$0). Refer to note 13 for further details.

#	Restricted shares were issued to non-executive directors as remuneration. The transfer between “other reserves” and “share premium” in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

US$000	Note	2009	2008	2007
CASH FLOW FROM OPERATING ACTIVITIES
Profit after tax		84,263	47,020	45,628
Income tax expense		21,450	24,564	21,273

Profit before income tax		105,713	71,584	66,901
Net interest received		(1,529)	(5,997)	(2,636)
Provision for financial assets		9,580	10,350	—
Depreciation and amortization		28,502	21,333	20,987
Ineffectiveness on cash flow hedges		242	363	323
Non-cash effect of roll forward of hedges		(1,336)	—	7,036
Unwind of discount on provisions for environmental rehabilitation		492	443	554
Share-based payment		9,654	6,471	2,847
Profit on disposal of Kiaka	13	(10,658)	—	—

		140,570	104,547	96,012

Effects of changes in operating working capital items:
• receivables		(73,683)	8,629	(23,289)
• inventories and ore stockpiles		(12,673)	(30,012)	(24,786)
• trade and other payables		25,628	(26,618)	23,897
Cash generated from operations before interest and tax		79,842	56,546	71,834
Interest received		3,444	9,335	7,887
Interest paid		(1,915)	(3,338)	(5,251)
Income tax paid		(17,624)	(5,042)	(12,237)

Net cash generated from operating activities		63,747	57,501	62,233
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment		(196,701)	(85,038)	(47,905)
Net cash inflow from acquisitions of Moto and Kibali	29	114,217	—	—
Acquisition of available-for-sale financial assets			—	(48,950)

Net cash used by investing activities		(82,484)	(85,038)	(96,855)
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issue of ordinary shares		362,320	3,860	236,063
Decrease in long term loans		(1,556)	(3,721)	(43,740)
Dividends paid to company’s shareholders		(9,967)	(9,154)	(6,874)

Cash generated from/(used by) financing activities		350,787	(9,015)	185,449

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		332,050	(36,552)	150,827
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		257,631	294,183	143,356

CASH AND CASH EQUIVALENTS AT END OF YEAR		589,681	257,631	294,183

     The effective interest rate on cash and cash equivalents was 0.35% (2008: 2.7%) (2007: 4.56%). These funds have an average maturity of less than thirty days.
The accompanying notes are an integral part of these financial statements.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. NATURE OF OPERATIONS
     The company and its subsidiaries (the “group”) together with its joint ventures carry out exploration and gold mining activities. Currently there are two operating mines in Mali, West Africa: the Morila gold mine, which commenced production in October 2000, and the Loulo mine complex, which commenced production in November 2005. The group also has a portfolio of exploration projects in West and Central Africa. The interests of the group in its operating mines are held through Morila SA (“Morila”) which owns the Morila mine and Somilo SA (“Somilo”) which owns the Loulo mine. Randgold holds an effective 40% interest in Morila, following the sale to AngloGold Ashanti Limited on July 3, 2000 of one-half of Randgold’s subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila SA, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. During 2007 AngloGold Services Mali SA (“Anser”), a subsidiary of AngloGold Ashanti, was the operator of Morila. On February 15, 2008, Randgold assumed responsibility for the operatorship. Randgold holds an effective 80% interest in Loulo. The remaining 20% interest is held by the Malian government. Randgold is the operator of Loulo. A third mine, Tongon in Côte d’Ivoire is in the main construction phase. Progress has been made regarding the approval of the mining convention, with the Tongon Mining License having being approved by the COMINE (interministerial commission). Following the acquisition by the company of a joint venture interest in Moto Goldmines Limited on October 15, 2009, in conjunction with AngloGold Ashanti Limited and the acquisition of a further 10% interest in the Kibali gold project on December 22, 2009, the group now holds an effective interest of 45% in the Kibali gold project in the Democratic Republic of the Congo. Further details of these acquisitions are set out in note 29.
     The group has various exploration programs ranging from substantial to early stage in Mali, Senegal, Burkina Faso, Côte d’Ivoire and the Democratic Republic of Congo.
2. SIGNIFICANT ACCOUNTING POLICIES
     The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
BASIS OF PREPARATION: The consolidated financial statements of Randgold Resources Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively, “IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and various financial assets and financial liabilities (including derivative instruments) which are carried at fair value. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. The areas involving a high degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.
     The following standards and interpretations which have been recently issued or revised have not been adopted early by the group. Their expected impact is discussed below:
     AMENDMENTS TO IFRIC 9 AND IAS 39: EMBEDDED DERIVATIVES (effective for annual periods beginning on or after June 30, 2009). This amendment clarifies the treatment of embedded derivatives in host contracts that are reclassified out of fair value through profit or loss following the changes introduced by the Amendments to IAS 39 and IFRS 7: Reclassification of Financial Instruments. The group will apply Amendments to IFRIC 9 and IAS 39 from January 1, 2010, but it is not expected to have any significant impact on its accounts.
     REVISED IFRS 3 BUSINESS COMBINATIONS (effective for annual periods beginning on or after 1 July 2009). The basic approach of the existing IFRS 3 to apply acquisition accounting in all cases and identify an acquirer is retained in this revised version

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
of the standard. It also includes much of the current guidance for the identification and recognition of intangible assets separately from goodwill. However, in some respects the revised standard may result in very significant changes, including: The requirement to write off all acquisition costs to profit or loss instead of including them in the cost of investment; the requirement to recognize an intangible asset even if it cannot be reliably measured; and, an option to gross up the statement of financial position for goodwill attributable to minority interests (which are renamed ‘non-controlling interests’). The revised standard does not require the restatement of previous business combinations. IFRS 3(R) must be adopted at the same time as the Amendment to IAS 27. The group will apply revised IFRS 3 from January 1, 2010, but it is not expected to have any significant impact on its accounts.
     AMENDMENT TO IAS 27: CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS (effective for annual periods beginning on or after July 1, 2009). This amendment affects in particular the acquisition of subsidiaries achieved in stages and disposals of interests, with significant differences in the accounting depending on whether or not control is obtained as a result of the transaction, or where a transaction results only in a change in the percentage of a controlling interest. The amendment does not require the restatement of previous transactions. The Amendment to IAS 27 must be adopted at the same time as IFRS 3(R). The group will apply the Amendment to IAS 27 from January 1, 2010, but it is not expected to have any significant impact on its accounts.
     AMENDMENT TO IAS 39: FINANCIAL INSTRUMENTS — RECOGNITION AND MEASUREMENT: ELIGIBLE HEDGED ITEMS (effective for annual periods beginning on or after July 1, 2009). This amendment clarifies how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in the designation of a one-sided risk in a hedged item, and inflation in a financial hedged item. The group will apply the Amendment to IAS 39 from January 1, 2010, but it is not expected to have any significant impact on its accounts.
     IFRIC 17: DISTRIBUTIONS OF NON-CASH ASSETS TO OWNERS (effective for annual periods beginning on or after July 1, 2009). Prior to this interpretation, IFRSs did not address how an entity should measure distributions of assets other than cash. Non-cash dividends payable were sometimes recognized at the carrying amount of the assets to be distributed and sometimes at their fair value. The interpretation clarifies that: (a) A dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity; (b) that an entity should measure the dividend payable at the fair value of the net assets to be distributed; and, (c) that an entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss. This interpretation also requires an entity to provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation. IFRIC 17 applies to pro rata distributions of non-cash assets except for common control transactions. It does not have to be applied retrospectively. The group will apply IFRIC 17 from January 1, 2010, but it is not expected to have any significant impact on its accounts.
     IFRIC 18: TRANSFER OF ASSETS FROM CUSTOMERS (effective for annual periods beginning on or after July 1, 2009). This interpretation clarifies the treatment of agreements in which an entity receives from a customer an item of property, plant and equipment (or cash which must be used only to acquire or construct an item of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. This interpretation clarifies whether and when an asset should be recognized, and how it should be measured. It also clarifies how revenue arising from such a transaction should be recognized. The group will apply IFRIC 18 from January 1, 2010, but it is not expected to have any significant impact on its accounts.
     IMPROVEMENTS TO IFRSs: 2010 (effective for annual periods beginning on or after January 1, 2010). The improvements in this amendment clarify the requirements of IFRSs and eliminate inconsistencies within and between standards. The group will apply the improvements from January 1, 2010, but it is not expected to have any significant impact on its accounts.
     AMENDMENTS TO IFRS 2: GROUP CASH-SETTLED SHARE-BASED PAYMENT TRANSACTIONS (effective for annual periods beginning on or after January 1, 2010). This amendment clarifies that, where a parent (or another group entity) has an obligation to make a cash-settled share-based payment to another group entity’s employees or suppliers, the entity receiving the goods or services should account for the transaction as equity-settled. The amendment also moves the IFRIC 11 requirements in respect of equity-settled share-based payment transactions among group entities and the clarification of the scope of IFRS 2 contained within IFRIC 8 into IFRS 2 itself. The group will apply the Amendments to IFRS 2 from January 1, 2010, but it is not expected to have any significant impact on its accounts.
     AMENDMENTS TO IFRS 1: ADDITIONAL EXEMPTIONS FOR FIRST-TIME ADOPTERS (effective for annual periods beginning on or after January 1, 2010). These amendments introduce two further transitional reliefs into IFRS 1: A first time adopter which under previous GAAP accounted for exploration and development costs for oil and gas properties in the development or production phases in cost centers that include all properties in a large geographical area may, subject to certain conditions, elect to measure oil and gas assets at the date of transition to IFRSs at the amount determined under its previous GAAP; and, where a first-time adopter made the same determination of whether an arrangement contained a lease in accordance with previous GAAP as that required by IFRIC 4 but at a date other than that required by IFRIC 4, it need not reassess that determination when it adopts IFRSs. The amendments to IFRS 1 are not applicable to the group, as it already prepares its financial statements in accordance with IFRS.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     AMENDMENT TO IAS 32: CLASSIFICATION OF RIGHTS ISSUES (effective for annual periods beginning on or after February 1, 2010). This amendment addresses the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as derivative liabilities. However, the amendment requires that, provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. The group will apply the Amendments to IFRS 32 from January 1, 2011, but it is not expected to have any significant impact on its accounts.
     IFRIC 19: EXTINGUISHING FINANCIAL LIABILITIES WITH EQUITY INSTRUMENTS (effective for annual periods beginning on or after April 1, 2010). This interpretation addresses transactions in which an entity issues equity instruments to a creditor in return for the extinguishment of all or part of a financial liability. Broadly, it applies to transactions where the two parties are acting only in their capacity as lender and borrower. It does not address the appropriate treatment for the creditor and does not apply to arrangements in which liabilities are extinguished in return for equity instruments in accordance with the original terms of the financial liability. The group will apply IFRIC 19 from January 1, 2011, but it is not expected to have any significant impact on its accounts.
     REVISED IAS 24: RELATED PARTY DISCLOSURES (effective for annual periods beginning on or after January 1, 2011). The revision to IAS 24 is in response to concerns that the previous disclosure requirements and the definition of a related party were too complex and difficult to apply in practice, especially in environments where government control is pervasive. The group will apply the revised IAS 24 from January 1, 2011, but it is not expected to have any significant impact on its accounts.
     AMENDMENTS TO IFRIC 14 IAS 19: LIMIT ON A DEFINED BENEFIT ASSET, MINIMUM FUNDING REQUIREMENTS AND THEIR INTERACTION (effective for annual periods beginning on or after January 1, 2011). These amendments apply in the limited circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset. The group is currently assessing the impact and will apply the amendment to IFRIC 14 IAS 19 from January 1, 2011, but it is not expected to have any significant impact on its accounts.
     IFRS 9: FINANCIAL INSTRUMENTS (effective for annual periods beginning on or after January 1, 2013). IFRS 9 will eventually replace IAS 39 in its entirety. However, the process has been divided into three main components: Classification and measurement; impairment; and, hedge accounting. As each phase is completed, it will delete the relevant portions of IAS 39 and create new chapters in IFRS 9. The group will apply the amendment to IFRS 9 from January 1, 2013 and is currently assessing the impact on its accounts.
     The group has adopted the following standards which are effective for the first time this year. The impact is discussed below:
     IFRS 8: OPERATING SEGMENTS (effective for annual periods beginning on or after January 1, 2009). IFRS 8 requires an entity to adopt a ‘management approach’ in the identification of its operating segments and its reporting on their financial performance. Generally, the information to be reported would be what management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments. Such information may be different from that used to prepare the statement of comprehensive income and statement of financial position. The standard also requires an explanation of the basis on which the segment information is prepared and reconciliations to the amounts recognized in the statement of comprehensive income and statement of financial position. The group applied IFRS 8 and reviewed its disclosure of operating segments from January 1, 2009, but it has not had any significant impact on its accounts.
     REVISED IFRS 1: FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (effective for annual periods beginning on or after January 1, 2009). IFRS 1(R) has an improved structure but does not contain any technical changes. The revision is not applicable to the group, as it already prepares its financial statements under IFRS.
     AMENDMENT TO IAS 23: BORROWING COSTS (effective for annual periods beginning on or after January 1, 2009). This amendment removes the option to immediately recognize as an expense borrowing costs that relate to the construction of qualifying assets (assets that take a substantial period of time to get ready for use or sale). Instead, an entity will be required to capitalize borrowing costs whenever the conditions for capitalization are met. The provisions of this amendment are applicable to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after the effective date of the amendment. The group has applied the Amendment to IAS 23 from January 1, 2009, but it has not had any impact on its accounts.
     AMENDMENT TO IFRS 2: SHARE-BASED PAYMENT — VESTING CONDITIONS AND CANCELLATIONS (effective for annual periods beginning on or after January 1, 2009). This amendment clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. The purpose of making this distinction is to enable an entity to address the accounting for non-vesting conditions, which previously were not covered by IFRS 2. Non-vesting conditions must be taken into account when estimating the fair value of the equity instruments granted; effectively this

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
means that a non-vesting condition will be treated in the same way as a market vesting condition. The guidance in IFRS 2 covering the accounting for vesting conditions is not affected by the amendment. The amendment also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The group has applied IFRS 2 from January 1, 2009, but it has not had any impact on its accounts.
     AMENDMENTS TO IAS 1: PRESENTATION OF FINANCIAL STATEMENTS — A REVISED PRESENTATION (effective for annual periods beginning on or after January 1, 2009). The Amendment to IAS 1 principally affects the presentation of the primary statements. An entity will be required to present, as a primary statement, a statement of changes in equity, in which all owner changes in equity are included. Under this amendment, all non-owner changes in equity (i.e. comprehensive income) are to be presented either in single primary statement (a statement of comprehensive income) or in two separate primary statements (a statement of comprehensive income and statement of other comprehensive income). An analysis of the tax effect of items recognized in other comprehensive income must also be included either in the primary statement or as a note. In addition, an opening comparative statement of financial position must be included when there is a change in accounting policy. The amendment does not change the recognition or measurement of transactions and balances in the financial statements. The group has applied the amendment to IAS 1 from January 1, 2009, but the only impact on its financial statements was presentational.
     AMENDMENTS TO IAS 32 and IAS 1: PUTTABLE FINANCIAL INSTRUMENTS AND OBLIGATIONS ARISING ON LIQUIDATION (effective for annual periods beginning on or after January 1, 2009). These amendments result in certain types of financial instrument that meet the definition of a liability, but represent the residual interest in the net assets of the entity, being classified as equity. The amendments require entities to classify the following types of financial instruments as equity, provided they have particular features and meet specific conditions: (a) Puttable financial instruments; and, (b) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. The group has applied the Amendment to IAS 32 and IAS 1 from January 1, 2009, but it has not had any impact on its accounts.
     AMENDMENTS OF IFRS 1 and IAS 27: COST OF AN INVESTMENT IN A SUBSIDIARY, JOINTLY-CONTROLLED ENTITY OR ASSOCIATE (effective for annual periods beginning on or after January 1, 2009). These amendments allow a first-time adopter that, in its separate financial statements, elects to measure its investments in subsidiaries, jointly controlled entities or associates at cost, to initially recognize these investments either at cost determined in accordance with IAS 27 or deemed cost (being either its fair value at the date of transition to IFRSs or its previous GAAP carrying amount at that date). The amendments to IFRS 1 and IAS 27 are not applicable to the group, as it already prepares its financial statements in accordance with IFRS.
     AMENDMENTS TO IFRS 7: IMPROVING DISCLOSURES ABOUT FINANCIAL INSTRUMENTS (effective for annual periods beginning on or after January 1, 2009). This amendment requires the analysis of each class of financial asset and financial liability that is measured at fair value in the statement of financial position, into a three level fair value measurement hierarchy. It requires additional disclosures in respect of those financial instruments classified as Level Three (namely those that are measured using a valuation technique which uses inputs that are not based on observable market data). It also implements some changes to the definition of and disclosures associated with liquidity risk. The group has applied the amendment to IFRS 7 from January 1, 2009, as a result of which additional disclosures are included in note 22.
     IMPROVEMENTS TO IFRSs: 2009 (effective for annual periods beginning on or after January 1, 2009). The improvements in this amendment clarify the requirements of IFRSs and eliminate inconsistencies between standards. The most significant changes cover the following issues: The classification of assets and liabilities as held for sale where a non-controlling interest is retained; accounting by companies that routinely sells assets previously held for rental to others; accounting for loans given at a nil or below market rate of interest; the reversal of impairments against investments in associates accounted for using the equity method; the timing of expense recognition for costs incurred on advertising and other promotional activity; and, accounting for properties in the course of construction. The group has applied the improvements to the IFRSs from January 1, 2009, but it has not had any significant impact on its accounts.
     IFRIC 15: AGREEMENTS FOR THE CONSTRUCTION OF REAL ESTATE (effective for annual periods beginning on or after January 1, 2009). This Interpretation clarifies the definition of a construction contract, the interaction between IAS 11 and IAS 18, and provides guidance on how to account for revenue when the agreement for the construction of real estate falls within the scope of IAS 18. For some entities, the interpretation may give rise to a shift from the recognition of revenue over the construction period using, for example, the percentage of completion method to the recognition of revenue at a single point in time (e.g. at completion, or on delivery). Affected agreements will mainly be those accounted for in accordance with IAS 11 that do not meet the definition of a construction contract as interpreted by the IFRIC and do not result in a ‘continuous transfer’ (i.e. agreements in which the entity transfers to the buyer control and the significant risks and rewards of ownership of the work in progress in its current state as construction progresses). The group has applied IFRIC 15 from January 1, 2009, but it has not had any impact on its accounts.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
CONSOLIDATION: The consolidated financial information includes the financial statements of the company, its subsidiaries and the company’s proportionate share in joint ventures using uniform accounting policies for like transactions and other events in similar circumstances.
SUBSIDIARIES: Subsidiaries are entities over which the group has the power to govern the financial and operating policies, generally accompanying an interest of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest.
     The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill or other identifiable intangible assets. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of comprehensive income.
     Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.
JOINT VENTURE: Joint ventures are those entities in which the group holds a long term interest and which are jointly controlled by the group and one or more joint venture partners under a contractual arrangement. The group’s interest in such jointly controlled entities is accounted for by proportionate consolidation. Under this method the group includes its share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line by line basis with similar items in the group’s financial statements. Inter-company accounts and transactions are eliminated on consolidation. The group recognizes the portion of gains or losses on the sale of assets by the group to the joint venture that is attributable to the other joint venture partners. The group does not recognize its share of profits or losses from the joint venture that result from the purchase of assets by the group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realizable value of current assets or an impairment loss, the loss is recognized immediately.
     The results of joint ventures are included from the effective dates of acquisition and up to the effective dates of disposal.
     The cost of a joint venture acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a joint venture acquisition are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill or other identifiable intangible assets. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of comprehensive income.
INVESTMENT IN SUBSIDIARIES AND JOINT VENTURES: Are stated at cost less any provisions for impairment in the financial statements of the company. Dividends are accounted for when the company becomes entitled to receive them. On the disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of comprehensive income.
SEGMENT REPORTING: An operating segment is a group of assets and operations engaged in performing mining or advanced exploration that are subject to risks and returns that are different from those of other segments. Other parts of the business are aggregated and treated as part of a ‘corporate and exploration’ segment. The group provides segmental information using the same categories of information the group’s chief operating decision maker utilizes. The group’s chief operating decision maker is considered by management to be the board of directors. The group has only one business segment, that of gold mining. Segment analysis is based on individual mining operations and exploration projects that have a significant amount of capitalized expenditure or other fixed assets.
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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     Transactions and balances
     Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive income.
     Group companies
     The results and financial position of material group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentational currency are translated into the presentation currency as follows:
•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•	Income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	All resulting exchange differences are recognized as a separate component of equity.
INTANGIBLE ASSETS:
     Mineral properties
     Mineral properties acquired are recognized at fair value at the acquisition date. Mineral properties are tested annually for impairment on the same basis that property, plant and equipment are when there is an indication of impairment. Mineral properties will be amortized on a units of production basis when the related mine commences production.
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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     Depreciation and amortization
     Long-lived assets include mining properties, such as freehold land, metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs. Depreciation and amortization are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated ore tonnes contained in proven and probable reserves, to reduce the cost to estimated residual values. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Total proven and probable reserves are used in the depreciation calculation. The remaining useful lives for Morila and Loulo are estimated at four and a minimum of 19 years respectively. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortization charges. Short-lived assets which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of between two to five years but limited to the remaining mine life. Residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively.
     Impairment
     The carrying amount of the property, plant and equipment of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is derived from the group’s weighted average cost of capital. An impairment is recognized in the statement of comprehensive income to the extent that the carrying amount exceeds the assets’ recoverable amount. The revised carrying amounts are amortized in line with group accounting policies. A previously recognized impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognized in the statement of comprehensive income and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior years. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.
STRIPPING COSTS: All stripping costs incurred (costs incurred in removing overburden to expose the ore) during the production phase of a mine are treated as variable production costs and as a result are included in the cost of inventory produced during the period that the stripping costs are incurred.
INVENTORIES: Include ore stockpiles, gold in process and supplies and spares, and are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties. Net realizable value is determined with reference to current market prices. Morila uses a selective mining process and has a few grade categories. Full grade ore is defined as ore above 1.4g/t and marginal ore is defined as ore below 1.4g/t. For Loulo, high grade ore is defined as ore above 3.5g/t and medium grade is defined as ore above 2.0g/t. All stockpile grades are currently being processed and all ore is expected to be fully processed. This does not include high grade tailings at Morila, which are carried at zero value due to uncertainty as to whether they will be processed through the plant. For Loulo, Yalea material less than 0.8g/t is classified as mineralized waste and is not in inventory, while material less than 0.7g/t from Gara is regarded as mineralized waste and is not in inventory. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design. Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items. Consumable stock for which the group has substantially all the risks and rewards of ownership are brought on to the statement of financial position.
INTEREST/BORROWING COSTS: Is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing cost is expensed as incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalized as part of property, plant and equipment. Borrowing cost is capitalized as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably. No interest or borrowing costs have been capitalized during the year.
FINANCIAL INSTRUMENTS: These are measured as set out below. Financial instruments carried on the statement of financial position include cash and cash equivalents, receivables, accounts payable, borrowings, derivative financial instruments, and available-for-sale financial assets.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DERIVATIVES: The group uses derivative financial instruments such as gold forward contracts to manage the risks associated with commodity prices. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedges). The fair value of derivative financial instruments that are traded on an active market is based on quoted market prices at the statement of financial position date. The fair value of financial instruments not traded on an active market is determined using appropriate valuation techniques. At the inception of the transaction, the group documents the relationship between hedge instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items. Refer to note 22 for treatment of the group’s gold contracts.
     Cash flow hedge
     The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in the statement of comprehensive income. Amounts accumulated in equity are recycled in the statement of comprehensive income in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of comprehensive income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of comprehensive income.
     The fair values of derivative instruments used for hedging purposes are disclosed in note 21. Movements on the hedging reserve in shareholders’ equity are shown in note 21. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.
RECEIVABLES: Are recognized initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, receivables are measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable may be impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the statement of comprehensive income.
CASH AND CASH EQUIVALENTS: Cash and cash equivalents are carried in the statement of financial position at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts. In the statement of financial position, bank overdrafts are included in borrowings in current liabilities.
AVAILABLE-FOR-SALE FINANCIAL ASSETS: Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available-for-sale financial assets are designated on acquisition. They are normally included in current assets and are carried at fair value. However, current market conditions resulted in management’s decision in 2008 to reclassify the Auction Rate Securities held within available-for-sale financial assets as non-current, in order to more accurately reflect their nature. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is recognized in the statement of comprehensive income, and other movements in fair value are recognized in other reserves in equity.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
BORROWINGS: Are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of comprehensive income over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.
ACCOUNTS PAYABLE: Accounts payable and other short-term monetary liabilities, are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.
REHABILITATION COSTS: The net present value of estimated future rehabilitation costs is provided for in the financial statements and capitalized within mining assets on initial recognition. Rehabilitation will generally occur on closure or after closure of a mine. Initial recognition is at the time of the disturbance occurring and thereafter as and when additional disturbances take place. The estimates are reviewed annually to take into account the effects of inflation and changes in estimates and are discounted using rates that reflect the time value of money. Annual increases in the provision due to the unwinding of the discount are recognized in the statement of comprehensive income as a finance cost. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are capitalized to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is amortized as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.
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
CURRENT TAX: Current tax is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted by the statement of financial position date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.
DEFERRED TAXATION: Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary differences arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, they are not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.
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
EMPLOYEE BENEFITS:
     Pension obligations
     The group has defined contribution plans. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. For defined contribution plans, the group pays contributions to publicly or privately administered provident funds on a mandatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.
     Termination benefits
     Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after statement of financial position date are discounted to present value.
     Profit-sharing and bonus plans
     The group recognizes a liability and an expense for bonuses. The group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
     Share-based payments
     The fair value of the employee services received in exchange for the grant of options or shares after November 7, 2002 is recognized as an expense. The total amount to be expensed ratably over the vesting period is determined by reference to the fair value of the options or shares determined at the grant date, excluding the impact of any non-market vesting conditions. The total amount to be expensed is determined by reference to the fair value of the options granted: including any market performance conditions; excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of shares that the employee will ultimately receive. This estimate is revised at each statement of financial position date and the difference is charged or credited to the statement of comprehensive income, with a corresponding adjustment to equity. The proceeds received on exercise of the options net of any directly attributable transaction costs are credited to equity.
     When the options are exercised, the company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.
LEASES: Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset. Leases of plant and equipment where the group assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the statement of comprehensive income over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets, or over the lease term if shorter.
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of comprehensive income on a straight-line basis over the period of the lease.
REVENUE RECOGNITION: The company enters into contracts for the sale of gold. Revenue arising from gold sales under these contracts is recognized when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are met when the gold leaves the mines’ smelt houses. As sales from gold contracts are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the group’s best estimate of the contained metal. Subsequent adjustments are recorded in revenue to take into account final assay and weight certificates from the refinery, if different from the initial certificates. The differences between the estimated and actual contained gold have historically not been significant. Losses on matured hedges are included within revenue as these pertain to losses incurred as gold hedges are settled and the actual price received (see accounting policy on derivatives).
EXPLORATION AND EVALUATION COSTS: The group expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realized, i.e. “probable’’. While the criteria for concluding that an expenditure should be capitalized is always probable, the information that the directors use to make that determination depends on the level of exploration.
•	Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a prefeasibility study, after which the expenditure is capitalized as a mine development cost. A “prefeasibility study’’ consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The prefeasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
that are already being mined or developed, allow the directors to conclude that it is more likely than not that the group will obtain future economic benefit from the expenditures.

•	Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed until such time as the directors have sufficient information to determine that future economic benefits are probable. The information required by directors is typically a final feasibility study, however, a prefeasibility study may be deemed to be sufficient where the additional work required to prepare a final feasibility study is not significant.

•	Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a prefeasibility study. This economic evaluation is distinguished from a prefeasibility study in that some of the information that would normally be determined in a prefeasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that more likely than not the group will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are capitalized within development costs.
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
     The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:
     Future rehabilitation obligations
     The net present value of current rehabilitation estimates have been discounted to their present value at 3.5% per annum (2008: 3.5%), for Morila, being an estimate of the prevailing interest rates. A 3.5% (2008: 3.5%) discount rate was used for Loulo. Expenditure is expected to be incurred at the end of the respective mine lives. For further information, including the carrying amounts of the liabilities, refer to note 15. A 1% change in the discount rate on the group’s rehabilitation estimates would result in a US$1.4 million (2008: US$1.5 million) impact on the provision for environmental rehabilitation, and a US$0.1 million impact on the statement of comprehensive income.
     Gold price assumptions
     The following gold prices were used in the mineral reserves optimization calculations:

US$	2009	2008
Morila	700	650
Loulo: Open pit	700	650
Loulo: Underground	700	650
Tongon	700	650
Kibali	700	—
Massawa	700	—
Gounkoto	700	—
     Changes in the gold price used could result in changes in the mineral reserve optimization calculations. Mine modeling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     Determination of ore reserves
     The group estimates its ore reserves based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the JORC code). Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, as well as the assessment of the carrying value of mining assets.
     There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. For further information refer to Reserves on page 21 of the Company’s Annual Report on Form 20-F.
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
     Derivative valuation
     The company uses valuations obtained from banks for the mark-to-market estimation of the Loulo hedge book. The banks use the following key inputs in the valuations:

	Dec. 31, 2009		Dec. 31, 2008
LIBOR rates		1.21 — 0.25%		3.92 — 1.83%
Spot gold prices	US$	1,096	US$	865
Gold lease rates		0.77%		0.23 — 1.11%
     Share-based payments
     Refer to note 19 for the key assumptions used in determining the value of share-based payments.
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
     Classification and valuation methodology of auction rate securities (“ARS”)
     The group has applied judgment in the classification of the ARS. These financial assets consist of auction rate securities with a par value of US$49 million and a carrying value of US$29 million. The trading market for these instruments has become substantially illiquid as a result of current conditions in the credit markets. The company continues to receive interest payable on most of these securities. As these investments have been illiquid for more than twelve months and there is no certainty that they will become liquid

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
within the next twelve months, the assets have been reclassified into the non-current section of available-for-sale financial assets to more accurately reflect their nature.
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
     Carrying values of property, plant and equipment and mineral properties
     The group assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of “value in use” (being the net present value of expected future cash flows of the relevant cash generating unit) and “fair value less cost to sell”. The estimates used for impairment reviews are based on detailed mine plans and operating plans. Future cash flows are based on estimates of: the quantities of the reserves and mineral resources for which there is a high degree of confidence in economic extraction; future production levels; future commodity prices; future cash cost of production, capital expenditure, close down, restoration and environmental clean up; and future gold prices (an US$1,000 gold price was used for the current year’s impairment calculations and US$800 gold price in the prior year).
     Management estimates allocations of the purchase price in acquisitions and business combinations to assets and liabilities acquired, as well as fair values attributable to assets and liabilities acquired.
4. INCOME AND MINING TAXES

		Dec. 31,	Dec. 31,	Dec. 31,
US$000	Note	2009	2008	2007
Current taxation		18,435	22,395	19,454
Deferred taxation	12	3,015	2,169	1,819

		21,450	24,564	21,273
The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s Malian operations.
Profit before tax		105,713	71,584	66,901

Tax calculated at tax rate of 35%		37,000	25,054	23,415
Reconciling items
Income taxed at 0%		(8,958)	(10,107)	(3,418)
Expenses deductible at 0%		18,184	18,629	11,201
Mali tax holiday permanent differences		(26,695)	(8,976)	(10,981)
Capital allowances not deductible		3,015	2,169	1,819
Other permanent differences		(1,096)	(2,205)	(763)

Taxation charge		21,450	24,564	21,273

     The company is not subject to income tax in Jersey. Somilo SA benefits from a five year tax holiday in Mali. The tax holiday commenced on November 8, 2005. The benefit of the tax holiday to the group was to increase its net profit by US$26.7 million (2008: US$9 million). Accordingly, had the group not benefited from the tax holiday in Mali, earnings per share would have been reduced by US$0.33 and US$0.12 for the years ended December 31, 2009 and 2008 respectively. Under Malian tax law, income tax is based on the greater of 35% of taxable income or 0.75% of gross revenue. The Morila and Loulo operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2009 and 2008 respectively, for deduction against future mining income.
5. SHARE CAPITAL AND PREMIUM
     The total authorized number of ordinary shares is 100 million (2008: 100 million) of US 5 cents each (2008: US 5 cents). All issued shares are fully paid. The total number of issued shares at December 31, 2009 was 90,100,795 shares (2008: 76,500,324).
     During the year 5,750,000 shares were placed at US$59.50 per share raising US$341.8 million and incurring US$12.4 million in associated costs. These shares were issued to a number of new and existing shareholders and are ordinary shares ranking alongside the ordinary shares already in issue. Please refer to the statement of changes in equity for more detail on the annual movement of the number of ordinary shares, share capital, as well as share premium. Share options are granted to selected employees. Please refer to note 19 for more detail on share options.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
6. EARNINGS AND DIVIDENDS PER SHARE

	FOR THE YEAR ENDED DECEMBER 31, 2009
	Income		Per share
	(numerator)	Shares	Amount
	US$000	(denominator)	US$
BASIC EARNINGS PER SHARE
Shares outstanding at January 1, 2009		76,500,324
Weighted number of shares issued		4,522,466

Income available to shareholders	69,400	81,022,790	0.86
EFFECT OF DILUTIVE SECURITIES
Weighted stock options issued to employees		1,139,061

Diluted earnings per share	69,400	82,161,851	0.84

	FOR THE YEAR ENDED DECEMBER 31,2008
Shares outstanding at January 1, 2008	—	76,140,330	—
Weighted number of shares issued	—	159,786	—

Income available to shareholders	41,569	76,300,116	0.54
EFFECT OF DILUTIVE SECURITIES
Weighted stock options issued to employees	—	1,240,082	—

Diluted earnings per share	41,569	77,540,198	0.54

	FOR THE YEAR ENDED DECEMBER 31,2007
Shares outstanding at January 1, 2007	—	68,763,561	—
Weighted number of shares issued	—	825,422	—

Income available to shareholders	42,041	69,588,983	0.60
EFFECT OF DILUTIVE SECURITIES
Weighted stock options issued to employees	—	682,932	—

Diluted earnings per share	42,041	70,271,915	0.60

Refer to note 19 for details on share options issued to employees. US$9.9 million (US$0.13 per share) was paid as dividends in 2009 (2008: US$9.2 million). On January 29, 2010, the board of directors approved an annual dividend of US$0.17 per share which resulted in an aggregate dividend payment of US$15.3 million paid in March 2010.
Included in the Moto options are 121,800 options outstanding as at December 31, 2009 (2008: US$0) which could potentially have a dilutive impact in future, but which were anti-dilutive in 2009.
7. RECEIVABLES

US$000	Notes	Dec. 31, 2009	Dec. 31, 2008
Trade		21,428	9,559
Advances to contractors	7.1	28,544	12,064
Taxation debtor	7.2	42,134	9,858
Prepayments and other receivables	7.3	37,125	26,557

		129,231	58,038
Impairment provision		(2,153)	(1,136)

Total		127,078	56,902
Less: current portion		(121,786)	(47,499)

Long term portion		5,292	9,403

7.1	Advances to contractors comprise advances made to a contractor at Loulo, MDM Ferroman (Pty) Ltd (in liquidation) (“MDM”) (US$11.6 million) (2008: US$12.1 million), as well as advances made to BCM (US$6.7 million) (2008: US$0), Afrilog (US$9.2 million) (2008: US$0) and Shaft Sinkers (US$1.1 million) (2008: US$0). Significant uncertainties exist relating to the recoverability of advances made to MDM. More detail is given in note 25 to the financial statements.

7.2	The taxation debtor relates to indirect taxes owing to the group by the State of Mali, including TVA balances at both Loulo (US$37 million) and Morila (US$2.6 million), as well as refundable duty taxes (US$1.7 million) and custom duties (US$0.7 million).

7.3	Prepayments and other receivables include a balance of US$3.7 million (US$1.8 million is included in non-current receivables) of deferred cash consideration in respect of the sale of the Kiaka project. Please refer to note 13 for further details.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

US$000	Dec. 31, 2009	Dec. 31, 2008
The fair values of trade and other receivables are as follows:
Trade	21,428	9,559
Advances to contractors	27,527	12,064
Taxation debtor	40,998	8,722
Prepayments and other receivables	37,125	26,557

	127,078	56,902

     Movements on the provision for impairment and present valuing of trade receivables are as follows:

	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007
AT JANUARY 1 — taxation debtor	1,136	1,136	3,183
Provision for receivables impairment — advances to contractors	1,017	—	—
Unused amounts reversed	—	—	(2,047)

AT DECEMBER 31,	2,153	1,136	1,136

     The creation and release of provision for impaired receivables have been included in mining and processing costs in the statement of comprehensive income. The unwinding of the discount is included in finance costs in the statement of comprehensive income. The other classes within trade and other receivables do not contain impaired assets.
     The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The group does not hold any collateral as security. Refer to note 21 for further information on the concentration of credit risk.
     US$62.6 million (2008: US$12.5 million) of advances to contractors and the taxation debtor falls due within 12 months, while the balance falls due thereafter. All other receivable balances are due within 30 days. The TVA balance at Morila is past due but not impaired.
     Long-term receivables have been discounted at 3% (2008: 3.5%).
8. INVENTORIES AND ORE STOCKPILES

US$000	Dec. 31, 2009	Dec. 31, 2008
Consumable stores	58,334	38,621
Short term portion of ore stockpiles	46,336	40,140
Gold in process	4,443	3,020

Total current asset inventories and ore stockpiles	109,113	81,781
Long term portion of ore stockpiles	34,178	48,831

Total inventories and ore stockpiles	143,291	130,612

     Ore stockpiles have been split between long and short term based on current Life of Mine plan estimates.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
9. PROPERTY, PLANT AND EQUIPMENT

US$000	Dec. 31, 2009	Dec. 31, 2008
Mine properties, mine development costs and mine plant facilities and equipment
Cost
At the beginning of year	434,997	347,422
Additions	199,583	87,575

	634,580	434,997

Accumulated depreciation and amortization
At the beginning of the year	98,859	77,526
Charge for the year	28,502	21,333

	127,361	98,859

NET BOOK VALUE	507,219	336,138

     Long-lived assets
     Included in property, plant and equipment are long-lived assets which are amortized over the life of the mine and comprise the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was US$488.8 million as at December 31, 2009 (2008: US$320.7 million).
     Short-lived assets
     Included in property, plant and equipment are short-lived assets which are amortized over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was US$10.5 million as at December 31, 2009 (2008: US$7.3 million).
     Undeveloped property
     Included in property, plant and equipment are undeveloped property costs of US$7.9 million (2008: US$8.1 million). Refer to note 16 for assets collateralized and under finance lease. No borrowing costs were capitalized as part of additions during the year (2008: US$0 million). Refer to the property, plant and equipment accounting policy note on pages F-5 and F-6 for details of each asset category’s useful economic life.
10. MINERAL PROPERTIES

US$000	Dec. 31, 2009	Dec. 31, 2008
Cost
At the beginning of year	—	—
Acquisitions	405,779	—

	405,779	—

Amortization
At the beginning of the year	—	—
Charge for the year	—	—

NET BOOK VALUE	405,779	—

     Mineral properties relate to the acquisition of a joint venture interest in Moto Goldmines Limited (‘Moto’), as well as a further 10% interest in the Kibali project. Refer to note 29 for details thereof.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
11. JOINT VENTURES
     The group’s interest in the Morila Joint Venture was as follows:

US$000	Dec. 31, 2009	Dec. 31, 2008
Non-current assets	59,310	79,156
Current assets	58,565	59,020

Total assets	117,875	138,176

Non-current liabilities	9,306	8,504
Current liabilities	21,108	16,712

Total liabilities	30,414	25,216

     The group’s interest in the Kibali Joint Venture was as follows:

US$000	Dec. 31, 2009	Dec. 31, 2008
Non-current assets	333,327	—
Current assets	8,800	—

Total assets	342,127	—

Non-current liabilities	—	—
Current liabilities	(5,344)	—

Total liabilities	(5,344)	—

     Refer to note 20 for disclosure of the income and expenses of the Morila joint venture and the Kibali joint venture, respectively.
     Refer to page 51 of the Company’s Annual Report on Form 20-F for details of the group companies, as well as information on the country of incorporation, proportion of ownership interest and voting power held for each of the subsidiaries and joint ventures. During 2008, all transactions and balances relating to Morila were transferred from Randgold Resources Ltd to Mining Investments (Jersey) Ltd in order to reflect the transaction flow more accurately.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
12. DEFERRED TAXATION

US$000	Note	Dec. 31, 2009	Dec. 31, 2008
Deferred tax is calculated on temporary differences under the liability method using a tax rate of 35% (2008: 35%).
The movement on deferred taxation is as follows:
At the beginning of the year		1,457	(712)
Statement of comprehensive income charge	4	3,015	2,169

At the end of the year		4,472	1,457

US$000	Note	Dec. 31, 2009	Dec. 31, 2008
Deferred taxation assets and liabilities comprise the following:
Decelerated tax depreciation		4,762	3,016

Deferred taxation liability		4,762	3,016

Deferred stripping		(290)	(1,559)

Deferred taxation asset		(290)	(1,559)

Net deferred taxation liability/(asset)		4,472	1,457

     Temporary differences which are expected to be realized during the Loulo tax holiday are recognized at 0%. The group did not recognize deferred income tax assets of US$3.5 million (2008: US$3.1 million) in respect of costs at Morila amounting to US$10 million (2008: US$8.7 million) that can be carried forward against future taxable income.
13. AVAILABLE-FOR-SALE FINANCIAL ASSETS

US$000	Dec. 31, 2009	Dec. 31, 2008
BEGINNING OF YEAR	38,600	48,950
Impairment of auction rate securities	(9,580)	(10,350)
Additions	8,831	—
Fair value movement recognized in equity	8,970	—
Exchange differences	9	—

At December 31	46,830	38,600
Less: non-current portion	(29,020)	(38,600)

Current portion	17,810	—

     Additions consist of the group’s 50% share of 7.9 million shares in Kilo Goldmines Ltd valued at US$1.6 million and an investment in 20 million Volta Resources Inc shares valued at US$7.3 million on acquisition and subsequently fair valued to US$1.8 million and US$16 million respectively, as at 31 December 2009. The fair value gain arising was taken to other reserves in equity.
     The shares in Volta Resources were acquired as part of the consideration received for the sale of the Kiaka project in Burkina Faso to Volta Resources as well as a deferred cash consideration of US$3.7 million, resulting in a gain on disposal of US$10.7 million after costs of US$0.3 million. The gain on disposal is included in other income. The shares in Kilo Goldmines were acquired as part of the Moto acquisition (Refer note 29).
     Management has no on-going involvement with the Kiaka project or Volta Resources and therefore in the absence of significant influence it is deemed to be appropriate to categorize the investments as available-for-sale financial assets. The impairment of auction rate securities has been charged to the statement of comprehensive income as a component of finance costs.

US$000	Dec. 31, 2009	Dec. 31, 2008
Available-for-sale financial assets include the following:
Investments in US auction rate securities	29,020	38,600
     This relates to the company’s portfolio of auction rate securities (ARS), consisting of collaterized debt obligations (“CDOs”) (A-2 second priority tranches) with a par value of US$43 million and collaterized loan notes (“CLNs”) with a par value of US$5.9 million. One of the CDO instruments has stopped paying interest. The other ARS investments carry interest at rates varying between one month LIBOR plus 55 basis points and 1 month LIBOR plus 125 basis points. The trading market for these instruments has become substantially illiquid as a result of current conditions in the markets. The company does not expect to need access to these funds in the near to medium term. The underlying collateral for the instruments consists primarily of residential mortgages, commercial and industrial bank loans. The average final maturity date of the CDOs is 2039 and the CLNs 2017. The average expected repayment period of the underlying collateral is 4 to 5 years. Proceeds from the repayment of the underlying collateral are used to redeem outstanding portions of the notes. The expected repayment periods of underlying collateral relating to the tranches Randgold

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Resources is invested in are two years and longer. The company assesses the recoverability of the ARS investments whenever events or circumstances indicate that the carrying amount may not be fully recoverable, and a fair value calculation is performed at each reporting period. Downgrading of an ARS investment to below investment grade would be considered an indication of impairment. In the absence of observable market transactions for these assets or comparable assets with common characteristics, the company has applied a mark to model valuation methodology. The mark to model methodology is based on observable market data. The key inputs to the model are primarily obtained from reports produced by credit rating agencies and comprise:
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
     The assumptions in respect of the key inputs comprise a significant volume of data, the interaction of the different inputs is also complex and therefore detailed quantitative disclosure has not been given, as it would not give the user the necessary sense of the potential variability of fair value estimates. An assessment of the reasonably possible variability in the fair value of the auction rate securities is provided in note 21 under “concentration of credit risk”.
14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

US$000	Dec. 31, 2009	Dec. 31, 2008
Trade payables	16,139	13,405
Payroll and other compensation	6,325	4,951
Accruals and other payables	59,616	29,754

	82,080	48,110

Accruals and other payables include the following items:
Randgold Resources Limited
• Accrual for the payment to NMCI in respect of the acquisition of a further 5% in Tongon	8,000	—
• Accruals related to transaction costs for the acquisition of joint venture interest Moto Goldmines Ltd	7,707	—
Societe des Mines de Loulo SA
• Accruals related to stocks held by third party	13,159	8,368
• Trading accruals	12,968	9,037
Societe des Mines de Morila SA
• Trading accruals	5,891	7,226
RAL 1 Ltd
• Other payables	5,188	—
Other payables	6,703	5,123

	59,616	29,754

15. PROVISION FOR ENVIRONMENTAL REHABILITATION

US$000	Dec. 31, 2009	Dec. 31, 2008
Opening balance	14,054	11,074
Unwinding of discount	492	443
Change in estimates	2,370	2,537

	16,916	14,054

     As at December 31, 2009, US$11.2 million of the provision relates to Loulo (December 31, 2008: US$9.7 million) which is based on estimates provided by environmental consultants. The remaining US$5.7 million relates to Morila (December 31, 2008: US$4.4 million). The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 3.5% (2008: 3.5%) per annum for Morila, being an estimate derived from the risk free rate. A 3.5% (2008: 3.5%) discount rate was used for Loulo. Limited environmental rehabilitation regulations currently exist in Mali to govern the mines, so the directors have based the provisions for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
the facility, preservation of public safety on closure,carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the group’s estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its properties. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate. Current Life of Mine plans envisage the expected outflow to occur at the end of the Life of Mine, which is 2013 for Morila and 2029 for Loulo.
16. BORROWINGS

US$000	Note	Dec. 31, 2009	Dec. 31, 2008
Morila power plant finance lease	16.1	1,096	1,792
Morila oxygen plant finance lease	16.2	188	370
Loulo CAT finance lease	16.3	—	600

		1,284	2,762
Less: current portion		(1,050)	(1,478)

		234	1,284

     All loans are secured and have variable interest rates, except for the Loulo CAT finance lease which has a fixed rate.
16.1 Morila power plant finance lease
     The Morila power plant finance lease relates to five generators leased from Rolls-Royce for Morila. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate which as at December 31, 2009 was approximately 38% (2008: 33%) per annum. The lease is collateralized by plant and equipment, the net book value of which at December 31, 2009 amounted to US$2.1 million (2008: US$2.7 million). Average annual lease payments of US$1.5 million are payable in installments over the term of the lease. The company has guaranteed the repayment of this lease.
16.2 Morila oxygen plant finance lease
     The Morila oxygen plant finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which as at December 31, 2009 was approximately 3.09% (2008: 3.09%) per annum. The lease is collateralized by the production units, the net book value of which at December 31, 2009 was US$0.3 million (2008: US$0.4 million).
16.3 Loulo CAT finance lease
     The Euro denominated Caterpillar finance facility related to fifteen 3512B HD generator sets and ancillary equipment purchased from JA Delmas and financed by a loan from Caterpillar Finance for Loulo. The lease was payable quarterly over 42 months commencing on August 1, 2005, and bore interest at a fixed rate of 6.03% (2008: 6.03%) per annum. The company together with Randgold Resources (Somilo) Limited jointly guaranteed the repayment of this lease. The average lease payments of US$0.5 million were payable in installments over the term of the lease. The final payment under this finance lease was made during 2009.
     The exposure of the group’s borrowings to interest rate changes at the statement of financial position dates are as follows:

US $000	2009	2008
0 - 12 months	1,050	879
1 -5 years	234	1,283

	1,284	2,162

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     The carrying amounts and fair value of the non-current borrowings are as follows:

US $000	Carrying amount		Fair value
	2009	2008	2009	2008
Finance leases	234	1,284	234	1,284

	234	1,284	234	1,284

     The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair values are based on cash flows discounted using a rate based on the borrowing rate.
     The carrying amounts of the group’s borrowings are denominated in the following currencies:

US $000	2009	2008
US Dollar	1,284	2,162
Euro	—	600

	1,284	2,762

     The group has no undrawn borrowing facilities (2008: US$60 million)
     Maturities

US$000	Dec. 31, 2009	Dec. 31, 2008
The borrowings mature over the following periods:
Not later than 1 year	1,050	1,478
Later than 1 year and not later than 5 years	234	1,284
Later than 5 years	—	—

	1,284	2,762

     Finance lease liabilities — minimum lease payments

US$000	Dec. 31, 2009	Dec. 31, 2008
Balance of leases outstanding	1,780	3,683
Future finance charges on leases	(496)	(921)

Present value of finance lease liabilities	1,284	2,762

     At the date of origination, there was no material fair value attributable to the guarantees issued by the company on behalf of group entities to third parties. Had the value been recognized, the depreciated carrying amount would have been insignificant.
17. LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES

US$000	Dec. 31, 2009	Dec. 31, 2008
SOMILO Government of Mali — principal amount	653	671
Deferred interest payable	2,292	2,361

Loans	2,945	3,032

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
18. FINANCIAL LIABILITIES — FORWARD GOLD SALES

US$000	Dec. 31, 2009	Dec. 31, 2008
Forward gold sales	25,312	53,137
Less: current portion	(25,312)	(37,388)

Non-current portion	—	15,749

     The financial liabilities relate to the Loulo forward gold sales all of which qualify for hedge accounting. These derivative instruments are further detailed in note 22.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
19. EMPLOYMENT COST
     The group contributes to several defined contribution provident funds. The provident funds are funded on the “money accumulative basis” with the members and company having been fixed in the constitutions of the funds. All the group’s employees, other than those directly employed by West African subsidiary companies, are entitled to be covered by the above-mentioned retirement benefit plans. Retirement benefits for employees employed by West African subsidiary companies are provided by the state social security system to which the company and employees contribute a fixed percentage of payroll costs each month.
     Total employee benefit cost was as follows:

US$000	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007
Short term benefits	11,162	7,747	4,187
Pension contributions	464	374	174
Share based payments	9,564	6,471	2,847

Total	21,190	14,592	7,208

     Share-based payments
     The fair value of employee services received as consideration for equity instruments (equity settled) of the company is calculated using the Black-Scholes option pricing model. The key assumptions used in this model for options granted during the year were as follows:

US$000	Note	Dec. 31, 2009		Dec. 31, 2008		Dec. 31, 2007
Expected life		3 years		3 years		3 years
Volatility	19.1		59.23%		41.63%		30.06%
Risk free interest rate			1.65%		2.69%		4.34%
Dividend yield			0%		0%		0%
Weighted average share price on grant and valuation date	19.2	US$	56.99	US$	45.27	US$	22.19
Weighted average exercise price	19.3	US$	56.99	US$	45.27	US$	22.19

19.1	Volatility is based on the three year historical volatility of the company’s shares on each grant date.

19.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

19.3	The weighted average exercise price is calculated taking into account the exercise price on each grant date. Please refer to pages 74 and 75 of the Company’s Annual Report on Form 20-F for details provided on share options, including the number and weighted average exercise price of share options outstanding at the beginning and end of each period, options granted, exercised and lapsed during the period.

19.4	The exercise of the options issued in 2009 is subject to a satisfactory performance level being achieved during the 12 month period prior to the exercise date of each tranche of options. The minimum performance level to be achieved is defined as level 3 in the company’s performance management system. Similar performance criteria were attached to the options that were issued in 2008. It is expected that most employees who were awarded share options would achieve a level 3 performance.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     The table below summarizes the information about the options outstanding, including options that are not yet exercisable:

		OUTSTANDING OPTIONS
		Weighted Average
	Number	Contractual Life (in	Weighted Average
	of Shares	years)	Exercise Price (US$)
Range of Exercise Price (US$)
AT DECEMBER 31, 2009
1.25 — 2.13	30,712	0.94	2.11
2.50 — 3.50	15,302	2.50	3.22
5.00 — 8.25	116,556	—	—
8.05 — 8.05	73,800	4.60	8.05
16.15 — 16.15	13,000	5.92	16.15
22.50 — 22.50	69,300	6.92	22.50
22.19 — 22.19	1,088,500	7.64	22.19
26.26 — 46.34	489,000	8.47	42.08
56.99 — 56.99	183,000	9.68	56.99

	2,079,170	7.31	27.72

AT DECEMBER 31, 2008
1.25 — 2.13	56,112	2.25	1.90
2.50 — 3.50	15,302	3.50	3.22
5.00 — 8.25	116,556	—	—
8.05 — 8.05	237,300	5.60	8.05
12.78 — 16.15	111,000	6.62	14.36
22.50 — 22.50	147,000	7.92	22.50
22.19 — 22.19	1,494,000	8.64	22.19
26.26 — 46.34	489,000	9.47	42.08

	2,666,270	7.86	22.77

     The table below summarizes the information about the Randgold Resources Share Option Scheme options that are exercisable as at December 31, 2009 and 2008:

	OUTSTANDING OPTIONS
		Weighted Average
		Exercise Average
	Number of Shares	(US$)
Range of Exercise Price (US$)
AT DECEMBER 31, 2009
1.25 — 2.13	30,712	2.11
2.50 — 3.50	15,302	3.22
5.00 — 8.25	116,556	—
8.05 — 16.15	73,800	8.05
22.50 — 22.50	5,300	22.50
22.19 — 22.19	102,500	22.19

	344,170	11.81

AT DECEMBER 31, 2008
1.25 — 2.13	56,112	1.90
2.50 — 3.50	23,302	3.19
5.00 — 8.25	116,556	—
8.05 — 16.15	262,300	8.67
22.50 — 22.50	19,000	22.50

	447,270	8.00

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     Moto options
     Options over 774,163 ordinary shares were issued in relation to Moto options, as part of the acquisition of the joint venture interest in Moto Goldmines Ltd. (“Moto”) (Refer to note 29).
     The weighted average exercise price of these options as at October 15, 2009 (the date of completion of the Moto acquisition) was US$56.39 per option. The fair value of these share options has been calculated as US$20.2 million. The Black Scholes valuation model was used to determine the fair value of these options.
     The table below summarizes the information about the options related to the Moto acquisition that were outstanding as at December 31, 2009:

		Weighted Average	Weighted Average
		Contractual Life	Exercise Price
Moto options:	Number of Shares	(years)	(US$)
Range of exercise price (US$) At December 31, 2009
37.11 — 51.27	183,436	0.41	42.82
105.16 — 105.16	121,800	0.30	105.16
64.19 — 80.96	67,079	0.54	77.43

	372,315	0.39	69.45

     Restricted shares issued to directors
     During the year, an annual reward of 1,200 ordinary shares was awarded to the eight non-executive directors. The issue price of these shares was US$43.92.
     During the year, the CEO received the following restricted share awards:
•	40,000 restricted shares with an award date of January 1, 2009, two thirds vesting on January 1, 2010 and the remaining third vesting on January 1, 2011. The issue price of these shares was US$43.26.

•	40,000 restricted shares with an award date of January 1, 2009, one third vesting on January 1, 2010, one third vesting on January 1, 2011 and the remaining third vesting on January 1, 2012. The issue price of these shares was US$43.26.
     The CFO received 36,000 restricted shares in 2007 at an issue price of US$22.19. The first tranche of the restricted shares vested on July 1, 2008, with the second and third tranches vesting on July 1, 2009 and July 1, 2010 respectively. The CFO further received 54,000 restricted shares in 2009 at an issue price of US$56.99. The first tranche of the restricted shares vests on September 2, 2011, with the second and third tranches vesting on September 2, 2012 and September 2, 2013, respectively. Refer to page 73 of the Company’s Annual Report on Form 20-F for further details on these shares.
20. SEGMENT INFORMATION
Randgold has implemented IFRS 8 ‘Operating Segments’ with effect from January 1, 2009. Operating segments have been identified on the basis of internal reports about components of the group that are regularly reviewed by the group’s chief operating decision maker. The operating segments included in internal reports are determined on the basis of their significance to the group. In particular, operating mines are reported as separate segments and exploration projects that have significant capitalized expenditure or other fixed assets are also reported separately. Other parts of the group are included with corporate and exploration. The group’s chief operating decision maker is considered by management to be the board of directors. An analysis of the group’s business segments is set out below. Major customers are not identifiable because all gold is sold to an agent. Tongon was not split out separately during the prior year, as the project was in the construction phase and all expenditure was capital in nature. In the prior year, capital expenditure related to Tongon amounted to US$22.7 million and was included in the corporate and exploration column.

	Group’s			Group’s	Corporate
	40% share			Share of	and	Intercompany
US$000	of Morila	Loulo	Tongon	Kibali	Exploration	Eliminations	Total
YEAR ENDED DECEMBER 31, 2009
PROFIT AND LOSS Gold sales on spot	132,231	345,736	—	—	—	(1,414)	476,553
Loss on hedging contracts	—	(43,773)	—	—	—	—	(43,773)

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Group’s			Group’s	Corporate
	40% share			Share of	and	Intercompany
US$000	of Morila	Loulo	Tongon	Kibali	Exploration	Eliminations	Total
Total revenue	132,231	301,963	—	—	—	(1,414)	432,780

Mining and processing costs excluding depreciation	(57,353)	(164,826)	—	—	—	1,047	(221,132)
Depreciation and amortization	(5,499)	(22,931)	—	(72)	—	—	(28,502)

Mining and processing costs	(62,852)	(187,757)	—	(72)	—	1,047	(249,634)

Transport and refining costs	(258)	(1,336)	—	—	—	—	(1,594)
Royalties	(7,935)	(17,475)	—	—	—	—	(25,410)
Exploration and corporate expenditure	(505)	(3,471)	—	(1,216)	(45,919)	—	(51,111)
Other (expenses)/income	(4,159)	(7,910)	—	(2,086)	22,888	—	8,733
Finance costs	(1,026)	(7,929)	—	27	—	7,013	(1,915)
Finance income	7	181	—	170	10,009	(7,013)	3,444
Provision for financial assets	—	—	—	—	(9,580)	—	(9,580)

Profit before income tax	55,503	76,266	—	(3,177)	(22,512)	(367)	105,713
Income tax expense	(19,004)	(1,324)	—	—	(1,122)	—	(21,450)

Net profit	36,499	74,942	—	(3,177)	(23,634)	(367)	84,263

Capital expenditure	(3,737)	(73,869)	(118,574)	(35)	(10,007)	9,521	(196,701)
Total assets	117,876	503,242	148,863	342,127	717,581	(9,521)	1,820,168
Total external liabilities#	(30,414)	(89,819)	—	(5,344)	(8,386)	—	(133,963)
YEAR ENDED DECEMBER 31, 2008
PROFIT AND LOSS
Gold sales on spot	148,236	225,874	—	—	—	—	374,110
Loss on hedging contracts	—	(35,538)	—	—	—	—	(35,538)

Total revenue	148,236	190,336	—	—	—	—	338,572

Mining and processing costs excluding depreciation	(58,785)	(119,402)	—	—	—	—	(178,187)
Depreciation and amortization	(5,359)	(15,974)	—	—	—	—	(21,333)

Mining and processing costs	(64,144)	(135,376)	—	—	—	—	(199,520)

Transport and refining costs	(297)	(1,756)	—	—	—	—	(2,053)
Royalties	(9,072)	(10,658)	—	—	—	—	(19,730)
Exploration and corporate expenditure	(53)	(3,501)	—	—	(41,609)	—	(45,163)
Other (expenses)/income	(3,346)	(4,011)	—	—	11,188	—	3,831
Finance costs	(1,380)	(9,492)	—	—	(1,267)	8,801	(3,338)
Finance income	96	104	—	—	17,936	(8,801)	9,335
Provision for financial assets	—	—	—	—	(10,350)		(10,350)

Profit before income tax	70,040	25,646	—	—	(24,102)	—	71,584
Income tax expense	(23,188)	(1,284)	—	—	(92)	—	(24,564)

Net profit	46,852	24,362	—	—	(24,194)	—	47,020

Capital expenditure	(1,100)	(59,415)	—	—	(24,523)	—	(85,038)

Total assets	138,176	365,966	—	—	317,300	—	821,442

Total external liabilities#	(25,216)	(98,836)	—	—	(6,217)	—	(130,269)

YEAR ENDED DECEMBER 31, 2007
PROFIT AND LOSS
Gold sales on spot	127,687	185,734	—	—	—	—	313,421
Loss on matured hedges	—	(23,580)	—	—	—	—	(23,580)
Non-cash loss on roll forward of hedges	—	(7,036)	—	—	—	—	(7,036)

Total revenue	127,687	155,118	—	—	—	—	282,805

Mining and processing costs excluding depreciation	(50,536)	(87,880)	—	—	—	—	(138,416)

Depreciation and amortization	(5,428)	(15,559)	—	—	—	—	(20,987)

Mining and processing costs	(55,964)	(103,439)	—	—	—	—	(159,403)

Transport and refining costs	(277)	(1,318)	—	—	—	—	(1,595)
Royalties	(8,949)	(9,358)	—	—	—	—	(18,307)
Exploration and corporate expenditure	(832)	(4,184)	—	—	(30,904)	—	(35,920)
Other (expenses)/income	(2,688)	(7,322)	—	—	5,969	—	(4,041)
Finance costs	(1,357)	(12,900)	—	—	—	8,452	(5,805)
Finance income	147	151	—	—	17,321	(8,452)	9,167

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Group’s			Group’s	Corporate
	40% share			Share of	and	Intercompany
US$000	of Morila	Loulo	Tongon	Kibali	Exploration	Eliminations	Total
Profit before income tax	57,767	16,748	—	—	(7,614)	—	66,901
Income tax expense	(20,725)	(548)	—	—	—	—	(21,273)

Net profit	37,042	16,200	—	—	(7,614)	—	45,628

Capital expenditure	(678)	(47,227)	—	—	—	—	(47,905)
Total assets	132,442	308,224	—	—	340,053	—	780,719
Total external liabilities#	(26,863)	(132,637)	—	—	(11,030)	—	(170,530)

#	Total external liabilities, excludes loans from minority shareholders and minority interests.
21. FINANCIAL RISK MANAGEMENT
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
Controlling risk in the group
     The treasury committee is responsible for risk management activities within the group. The treasury committee reviews and recommends to the board all treasury counterparts, limits, instruments and hedge strategies. At least two members of the treasury committee need to be present for a decision to be made one of whom needs to be an executive director. The treasury committee is only permitted to invest with institutions with investment ratings of the AA- or higher. Two of the banks with which the group is holding deposits are rated below AA- stipulated per the group’s policy but above an A rating. Both these banks have secured government backing in one form or another. In the light of the government support for these two banks, it was decided to continue to hold a portion of the group’s deposits (limited to 10% per institution) with them. The treasurer is responsible for managing investment, gold price, currency, liquidity and credit risk. The treasury function monitors adherence to treasury risk management policy and counterpart limits and provides regular reports.
     The financial risk management objectives of the group are defined as follows:
•	Safeguarding the group core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk and interest rate risk;

•	Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;

•	Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and

•	Ensuring that all contracts and agreements related to risk management activities are coordinated, consistently throughout the group and comply where necessary with all relevant regulatory and statutory requirements.
     Refer to pages 7 to 17 of the Company’s Annual Report on Form 20-F for details on the group’s risk factors.
Foreign currency and commodity price risk
     In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily euro, South African rand and Communauté Financiére Africaine franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks. Generally, the group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. Gold sales are disclosed in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices.
     These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. At year end, the volume of outstanding forward sale contracts was 41,748 ounces. Also refer to the sensitivity analysis performed on the valuation of the financial liabilities in note 22. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

US$000	Dec. 31, 2009	Dec. 31, 2008
Level of exposure of foreign currency risk
Carrying value of foreign currency balances
Cash and cash equivalents includes balances denominated in:
• Communauté Financiére Africaine franc (CFA)	7,506	(2,609)
• Euro (EUR)	10,987	11,556
• South African rand (ZAR)	(668)	8,830
• British pound (GBP)	59	335
• Australian dollar (AUD)	3,617	—
• Canadian dollar (CAD)	360	—
Accounts receivable and prepayments include balances denominated in:
• Communauté Financiére Africaine franc (CFA)	51,435	24,151
• Euro (EUR)	3,956	377
• South African rand (ZAR)	6,564	571
• British pound (GBP)	159	1,302
• Australian dollar (AUD)	1,171	—
• Canadian dollar (CAD)	47	—
Accounts payable includes balances denominated in:
• Communauté Financiére Africaine franc (CFA)	(28,264)	(25,380)
• Euro (EUR)	(5,895)	(782)
• South African rand (ZAR)	(3,489)	(362)
• British pound (GBP)	—	(394)
• Australian dollar (AUD)	(3,487)	—
• Canadian dollar (CAD)	—	—
     The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the group which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments.

		Effect of 10% strengthening
	Closing	of US$ on net earnings and
	exchange rate	equity US$000
Level of exposure of foreign currency risk
At December 31, 2009
• Euro (EUR)	0.6977	905
• British pound (GBP)	0.6279	22
• Communauté Financiére Africaine franc (CFA)	457.66	2,600
• South African rand (ZAR)	7.4174	241
• Australian dollar (AUD)	1.1199	130
• Canadian dollar (CAD)	1.0494	41
At December 31, 2008
• Euro (EUR)	0.7095	1,115
• British pound (GBP)	0.6910	203
• Communauté Financiére Africaine franc (CFA)	465.40	(874)
• South African rand (ZAR)	9.4649	976
• Australian dollar (AUD)	1.4487	41
• Canadian dollar (CAD)	1.2228	—
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
Net open hedge position as at December 31, 2009
     The group had the following net forward-pricing commitments outstanding against future production.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
All open contracts in the group’s commodity hedge position as at December 31, 2009:

US dollar/gold	2010	2011	Total
Forward sales
Ounces	41,748	—	41,748
Average US$/oz	500	—	500
All open contracts in the group’s commodity hedge position as at December 31, 2008:

US dollar/gold	2009	2010	Total
Forward sales
Ounces	84,996	41,748	126,744
Average US$/oz	435	500	456
     The volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the group’s hedging policy.
     Forward sales contracts require the future delivery of gold at a specified price.
     The gains and losses on ineffective portions of cash flow hedge derivatives are recognized immediately in profit or loss. During the year to December 31, 2009, a loss of $0.2 million (2008: US$0.4 million) due to hedge ineffectiveness was recognized.
Interest rate and liquidity risk
     Fluctuations in interest rates impact on the value of short term cash investments and interest payable on financing activities (including long term loans), giving rise to interest rate risk. In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements.
     The group generally enters into variable interest bearing borrowings. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. The group has in the past been able to actively source financing through public offerings, shareholder loans and third party loans. A 1% change in interest rates on the group’s net cash (cash and cash equivalents less borrowings) would result in a US$5.9 million (2008: US$2.6 million) impact on profit before tax.
     The group typically holds financial investments with an average maturity of 30 days to ensure adequate liquidity. The maturity of borrowings is set out in note 16 and the maturity of all other financial liabilities is set out in note 22. In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns while minimizing risks. The group is able to actively source financing at competitive rates. The counterparts are financial and banking institutions of good credit standing. Management believes that the working capital resources, by way of internal sources and banking facilities, are sufficient to fund the group’s currently foreseeable future business requirements.

			Effective Rate %
Maturity date	Currency	Amount US$000	for the year
Cash and cash equivalents:
All less than 90 days	US$	589,681	0.35
     The other financial instruments of the group that are not included in the tables above are non-interest bearing and are therefore not subject to interest rate risk.
Concentration of credit risk
     The group’s derivative financial instruments and cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in Mali. The gold produced is sold to the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk, as cash is received within a few days of the sale taking place. Included in receivables is US$40.9 million net of a present value provision (2008: US$8.7 million) (Refer to note 7) relating to indirect taxes owing to Morila and Loulo by the State of Mali, which are denominated in FCFA. Receivables also include advances to MDM totalling US$10.5 million net of present value provision (2008: US$12.1 million) (Refer to note 25). Available-for-sale financial assets consists of a portfolio of auction rate securities. The trading market for these instruments has become substantially illiquid as a result of current conditions in

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
the credit markets. The company continues to receive interest on the auction rate securities (Refer to note 13). A 10% negative change in the fair value of the auction rate securities will result in a loss of US$2.9 million (2008: US$4 million) related to these assets.
Capital risk management
     The group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the consolidated statement of financial position) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt.

	2009	2008
Total borrowings	(1,284)	(2,762)
Less: cash and cash equivalents	589,681	257,631
Net cash	588,397	254,869
Total equity	1,683,260	688,141
Total capital	1,094,863	433,272
Gearing ratio	0%	0%
Maturity analysis
     The following table analyzes the group’s financial liabilities into the relevant maturity groupings based on the remaining period from the statement of financial position to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances will not necessarily agree with the amounts disclosed in the statement of financial position.

	Trade and		Expected		Other
	other		future interest		financial
US$000	payables	Borrowings	payments	Derivatives	liabilities
As at December 31, 2009
Financial Liabilities
Within 1 year, on demand	82,080	1,050	396	25,312	—
Between 1 and 2 years	—	234	100	—	—
Between 2 and 3 years		—	—	—	—
Between 3 and 4 years		—	—	—	—
Between 4 and 5 years		—	—	—
After 5 years		—	—	—	2,945

Total	82,080	1,284	496	25,312	2,945

As at December 31, 2008
Financial Liabilities
Within 1 year, on demand	48,110	1,478	425	37,388	—
Between 1 and 2 years	—	950	396	15,749	—
Between 2 and 3 years		334	100	—	—
Between 3 and 4 years		—	—	—	—
Between 4 and 5 years		—	—	—
After 5 years		—	—	—	3,032

Total	48,110	2,762	921	53,137	3,032

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
22. FAIR VALUE OF FINANCIAL INSTRUMENTS
     The following table shows the carrying amounts and fair values of the group’s financial instruments outstanding at December 31, 2009 and 2008. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	Categories	Carrying		Carrying
	of Financial	amount	Fair value	amount	Fair value
US$000	Instruments	Dec. 31, 2009	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2008
Financial assets
Cash and cash equivalents	Loans and receivables	589,681	589,681	257,631	257,631
Available-for-sale financial assets categorized as level 1	Available-for Sale	17,810	17,810	—	—
Available-for-sale financial assets categorized as level 2	Available-for Sale	29,020	29,020	38,600	38,600
Receivables	Loans and receivables	127,078	127,078	56,902	56,902
Financial liabilities
Accounts payable	Other financial liabilities	82,080	82,080	48,110	48,110
Current portion of long term borrowings	Other financial liabilities	1,050	1,050	1,478	1,478
Long term borrowings (excluding loans from outside shareholders)	Other financial liabilities	234	234	1,284	1,284
Liabilities on forward gold sales categorized as level 1 (note 18)	Derivatives used for hedging	25,312	25,312	53,137	53,137
Government of Mali loan	Other financial liabilities	2,945	2,695	3,032	2,642
     The table above shows the level of the fair value valuation hierarchy applied to financial instruments carried at fair value. The total financial assets valued using level 1 is US$17.8 million, level 2 US$29 million and level 3 US$0. The only financial liabilities carried at fair value are valued using level 1 US$25.3 million. There have been no transfers between the levels of fair value hierarchy during the year. Randgold Resources does not hold any financial instruments that are fair valued using a level 3 valuation.
     Refer to notes 3 and 13 for details on the valuation technique used for available-for-sale financial assets.

	Carrying
	amount	Forward sales	Forward sales
	US$000	Ounces	US$/oz
Details of the group’s on statement of financial position forward gold sale contracts as at December 31, 2009 (all treated as cash flow hedges):
Maturity dates
Year ended 2010	25,312	41,748	500

Total	25,312	41,748	500

Financial instruments
Details of the group’s on statement of financial position forward gold sale contracts as at December 31, 2008 (all treated as cash flow hedges):
Maturity dates
Year ended 2009	37,388	84,996	435
Year ended 2010	15,749	41,748	500

Total	53,137	126,744	456

     These financial instruments were taken out as part of the Loulo project financing, but some of the contracts which matured in 2006 have been rolled forward.
     For ounces delivered into hedges the net cash proceeds from the sales will be limited to the forward price per the contract as per the previous table. These profits/losses have already been recognized in profit or loss, at the original designated delivery date.
     A security package associated with the corporate revolving credit facility which was put in place in May 2007 includes a pledge over Randgold’s shareholding in Loulo and Morila and the intermediate shareholding companies, a first ranking pledge over the existing and any future hedging arrangements and upstream guarantees from the companies which hold Randgold’s interest in the Loulo and Morila mines. Randgold cancelled the facility in 2009, but the security package will remain in place until such time as all the hedges have been settled.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     The hedge book liability as stated at present will realize as follows:

US$000	Dec. 31, 2009	Dec. 31, 2008
Amounts deferred in equity which will reduce/(increase) revenue in future periods:
2009	—	36,053
2010	14,242	4,919

	14,242	40,972

US$000
The non-cash losses on rolled forward contracts for previously designated dates which have already been recognized in profit or loss:
2009	—	1,335
2010	9,544	9,544

The ineffective loss portion of hedging contracts previously recognized	1,526	1,286

Total fair value	25,312	53,137

US$000	Dec 31, 2009	Dec 31, 2008
Movement in the Hedging Reserve
Opening balance	(40,972)	(73,823)
Movement on cash flow hedges
• Transfer to profit for the period	44,339	35,901
• Fair value movement on financial instruments	(17,609)	(3,050)

Closing balance	(14,242)	(40,972)

Estimation of fair values
Receivables, accounts payable, bank overdrafts and cash and cash equivalents.
The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments. Long term receivables are discounted using the effective interest rate which approximates to a market related rate. The rates used and the fair values are stated in note 7.
Long term borrowings
The fair value of market-based floating rate long term debt is estimated using the expected future payments discounted at market interest rates. The fair value for the loans from minority shareholders is based on estimated project cash flows which have been discounted at 3% (2008: 3.5%).
Gold price contracts
The fair value of gold price forward sales contracts has been determined by reference to quoted market rates at year end statement of financial position dates. Refer to note 3. The forward price of gold is sensitive to fluctuations in the gold spot price, interest rates and the gold lease rate. The following table shows a sensitivity analysis of the mark-to-market valuations of our hedges as at December 31, 2009:
Impact on mark-to-market valuation of financial liabilities — forward gold sales
Sensitivity to change in gold price on profit at December 31, 2009

Loulo (100%):
Change in US$ gold price	20	10	5	2	0	(2)	(5)	(10)	(20)
Mark-to-market (US$ million)	(26.1)	(25.7)	(25.5)	(25.4)	(25.3)	(25.2)	(25.1)	(24.9)	(24.5)
Sensitivity to change in average US$ interest rate at December 31, 2009

Loulo (100%):
Change in rate	1.00%	0.50%	0.20%	0.00%	(0.20%)	(0.50%)	(1.00%)
Mark-to-market (US$ million)	(25.4)	(25.4)	(25.3)	(25.3)	(25.3)	(25.2)	(25.2)

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Sensitivity to change in gold lease rate at December 31, 2009

Loulo (100%):
Change in rate	1.00%	0.50%	0.20%	0.00%	(0.20%)	(0.50%)	(1.00%)
Mark-to-market (US$ million)	(25.0)	(25.2)	(25.3)	(25.3)	(25.4)	(25.5)	(25.6)
These movements will affect profits when the relevant forward contracts expire. There will be a corresponding impact on equity.
Effect of change in gold price and loss at December 31, 2009

Loulo (100%):
Change in rate	20%	10%	0%	(10%)	(20%)
Effect on profit and loss (US$ million)	81.2	40.6	(0.0)	(40.6)	(81.2)
Impact on mark-to-market valuation of financial liabilities — forward gold sales
Sensitivity to change in gold price on profit at December 31, 2008

Loulo (100%):
Change in US$ gold price	20	10	5	2	0	(2)	(5)	(10)	(20)
Mark-to-market (US$ million)	(55.5)	(54.3)	(53.7)	(53.4)	(53.1)	(53.9)	(52.6)	(52.0)	(50.8)
Sensitivity to change in average US$ interest rate at December 31, 2008

Loulo (100%):
Change in rate	1.00%	0.50%	0.20%	0.00%	(0.20%)	(0.50%)	(1.00%)
Mark-to-market (US$ million)	(54.3)	(53.7)	(53.4)	(53.1)	(52.9)	(52.6)	(52.0)
Sensitivity to change in gold lease rate at December 31, 2008

Loulo (100%):
Change in rate	1.00%	0.50%	0.20%	0.00%	(0.20%)	(0.50%)	(1.00%)
Mark-to-market (US$ million)	(52.60)	(52.9)	(53.0)	(53.1)	(53.2)	(53.4)	(53.7)
These movements will affect profits when the relevant forward contracts expire. There will be a corresponding impact on equity.
Effect of change in gold price and loss at December 31, 2008

Loulo (100%):
Change in rate	20%	10%	0%	(10%)	(20%)
Effect on profit and loss (US$ million)	60.6	30.3	(0.0)	(30.3)	(60.6)
23. COMMITMENTS AND CONTINGENT LIABILITIES
Capital expenditure contracted for at statement of financial position date but not yet incurred is:

US$000	Dec. 31, 2009	Dec. 31, 2008
Property, plant and equipment	135,180	40,260
     The group’s capital commitments relating to the Morila joint venture amounts to US$3.3 million (2008: US$0.6 million). There are no contingent liabilities for Morila. The group’s capital commitments relating to the Kibali joint venture amount to US$2.3 million (2008: US$0). There are no contingent liabilities for Kibali. Capital commitments also include commitments relating to Tongon of US$110 million (2008: US$28 million).
     Operating lease commitments
     The lease relates to the oxygen plant at Loulo leased from Maligaz. The duration of the contract is 10 years and the contract is renewable for additional periods of five years thereafter. The lease expenditure charged to the statement of comprehensive income during the year is disclosed in note 26.
     The future aggregate minimum lease payments* under operating leases are as follows:

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

US$000	Dec. 31, 2009	Dec. 31, 2008
No later than 1 year	342	347
Later than 1 year and no later than 5 years	1,368	1,387
Later than 5 years	684	694

	2,394	2,428

*	These payments also include payments for non-lease elements in the arrangement.
24. RELATED PARTY TRANSACTIONS

US$000	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007
Management fees from Morila SA	3,320	3,381	—
Management fees from Somilo SA	8,641	6,609	6,022
Interest earned on shareholder loans advanced to Somilo	7,013	8,801	8,452
Management fee received from Rockwell	97	56	80
     In terms of the operator agreement between Morila SA and AngloGold Ashanti Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Services Mali SA quarterly in arrears. With effect from February 15, 2008 Randgold Resources (through Mining Investment Jersey Limited) assumed responsibility for the operatorship of Morila SA and accordingly receives payment of the management fees. Randgold Resources (through Randgold Resources (Somilo) Ltd) is the operators of Somilo. Seven Bridges Trading 14 (Pty) Ltd provided administration services to Rockwell Resources RSA (Pty) Ltd. Dr. DM Bristow is a non-executive director of Rockwell Resources International. The balances outstanding at year end related to Rockwell were negligible (2008: US$0) (2007: US$0).
The net outstanding balance from Morila SA was US$2.7 million as at December 31, 2009 (2008: US$1 million) (2007: US$0). The balances from Somilo SA are all eliminated on consolidation.

US$000	2009	2008	2007
Key management remuneration
Short term employee benefits	9,491	14,194	6,267
Share-based payments	5,472	3,070	1,144

Total	14,963	17,264	7,411

     This includes compensation for two executive directors (2008: two), eight non-executive directors (2008: eight) and thirteen executive management personnel (2008: twelve).
25. SIGNIFICANT UNCERTAINTIES RELATING TO TRANSACTIONS WITH A CONTRACTOR
     The directors believe that the group is entitled to recover US$59.3 million from MDM Ferroman (Pty) Ltd (“MDM”) (in liquidation), the contractor which was responsible for construction of the Loulo mine (“the project”) until the main construction contract was taken back on December 30, 2005. This comprises payments totaling US$32 million which have been capitalized as part of the cost of the project, US$15.2 million in respect of damages arising from the delayed completion of the project, and advances of US$10.5 million (net of a present value and impairment provision of US$1.1 million) (2008: US$12.1 million) included in Receivables. Of this latter amount, US$7 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets.
     As part of the group’s efforts to recoup the monies owed, MDM was put into liquidation on February 1, 2006. This resulted in a South African Companies Act Section 417 investigation into the business and the financial activities of MDM, its affiliated companies and their directors. This investigation was concluded in June 2007 and the liquidators are expected to release a statement of MDM’s assets and liabilities shortly.
     The directors believe that the group will be able to recover the US$10.5 million included in Receivables. However, this is dependent on the amounts which can be recovered from the performance bonds, personal guarantees and other assets provided as security. Any shortfall is expected to be recovered from any free residue accruing to the insolvent estate. The recovery process has commenced with summons being issued against creditors who received payment from MDM in terms of the Insolvency and Companies Acts and against the insurance company which issued the performance bonds. The aggregate amount which will ultimately be recovered cannot presently be determined.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     Recovery of the other US$47.2 million is dependent on the extent to which the group’s claim is accepted by the liquidators and the amount in the free residue. The ultimate outcome of this claim cannot be determined at present. The financial statements do not reflect any adjustment to the cost of the Loulo development that may arise from this claim, or any additional income that may arise from the claim for damages, or any charge that may arise from MDM’s inability to settle amounts that are determined to be payable by MDM to the group in respect of the Loulo development.
26. MINING AND PROCESSING COSTS AND OTHER DISCLOSABLE ITEMS
     Mining and processing costs comprise:

US$000	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007
Mine production costs	196,318	186,377	136,312
Movement in production inventory and ore stockpiles	5,741	(21,865)	(11,534)
Depreciation and amortization	28,502	21,333	20,987
Other mining and processing costs	19,073	13,675	13,638

	249,634	199,520	159,403

The above includes:
Operating lease payments	342	347	362
Impairment of receivables	1,017	—	(2,047)
Other income includes a profit of US$10.7 million (2008: US$0) realized on the sale of the Kiaka project in Burkina Faso. Refer to note 13 for more details.
27. EXPLORATION AND CORPORATE EXPENDITURE

US$000	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007
Exploration and corporate expenditure comprise:
Exploration expenditure	21,829	15,268	18,245
Corporate expenditure	29,282	29,895	17,675

	51,111	45,163	35,920

28. FINANCE INCOME AND COSTS

US$000	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007
Finance income — interest income	1,876	9,335	7,887
Finance income — net foreign exchange gains on financing activities	1,568	—	1,280

Finance income	3,444	9,335	9,167
Interest expense — borrowings	(1,423)	(1,628)	(5,251)
Finance costs — net foreign exchange losses on financing activities	—	(1,267)	—
Unwind of discount on provisions for environmental rehabilitation	(492)	(443)	(554)

Finance costs	(1,915)	(3,338)	(5,805)

Provision for financial assets	(9,580)	(10,350)	—

Finance (loss)/income — net	(8,051)	(4,353)	3,362

     Interest income arises on cash and cash equivalents and available-for-sale assets which are carried at fair value. The interest income on available for sale assets was US$0.6 million for the year ending December 31, 2009 (2008: US$1.9 million). Interest expenses arise on borrowings measured at amortized cost.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
29. ACQUISITION OF JOINT VENTURE INTEREST IN MOTO GOLDMINES LTD
     On October 15, 2009 the acquisition of 100% of Moto Goldmines Ltd (‘Moto’), as announced on August 5, 2009, was completed. Randgold and AngloGold Ashanti, through their indirect jointly owned subsidiary, now control Moto, having acquired all 111,085,009 outstanding Moto common shares.
     The acquisition had the following effect on the group’s assets and liabilities:

		Fair Value
US$000	Book Values	Adjustments	Fair Values
Fair value of Moto net assets acquired at acquisition date:
Cash and cash equivalents	9,440		9,440
Property, plant and equipment	1,024		1,024
Mineral properties	226,170	8,707	234,877
Trade and other receivables	3,851		3,851
Available-for-sale financial assets	3,150		3,150
Inventory	11		11
Trade and other payables	(3,911)	(8,707)	(12,618)
Non-controlling interest	(46,060)		(46,060)

	193,675		193,675

Randgold on acquisition share of net assets acquired (50%)			96,838

Fair value of the net consideration paid by Randgold			327,824
Less Randgold share of fair value of Moto assets and liabilities acquired			(96,838)

Excess of fair value of consideration paid over fair value of net assets acquired			230,986
     The fair value adjustments arise in respect of under-provided taxation liabilities and payments due to the DRC government. The excess of fair value of consideration paid over the fair value of the net assets acquired of US$231 million is wholly attributed to mineral properties as it represents the gold resources of the Kibali gold project; Moto owns a 70% interest in the Kibali project and therefore following the acquisition of the joint venture interest in Moto, Randgold had an indirect 35% interest in Kibali Goldmines SPRL which holds the license in respect of the Kibali gold project. Randgold’s 50% share in Moto has been proportionately consolidated from October 15, 2009 and a 15% non-controlling interest in Kibali Goldmines SPRL recognized. No deferred taxation liability arose on the transaction, as the transaction constituted an acquisition of a joint venture interest and not a business combination.

US$000	Fair Values
Fair value of the consideration paid by Randgold comprises:
Fair value of 6,628,769 shares issued at the market price of US$72.92	483,370
Cash consideration paid to Moto shareholders	76,864
Net cash consideration paid to Moto warrant and option holders	705
Fair value of 50% of the share options issued to Moto option holders	10,094
Less cash consideration paid by AngloGold Ashanti	(76,864)
Less cash paid by AngloGold Ashanti to Randgold	(171,233)
Transaction costs	4,888

Total consideration paid by Randgold	327,824

Acquisition of further interest in the Kibali project
     On December 22, 2009 Randgold, in conjunction with its joint venture partner AngloGold Ashanti, completed the acquisition of 20% of Kibali Goldmines SPRL, through their indirect jointly owned subsidiary Kibali (Jersey) Ltd. The cash consideration paid was US$113.6 million and therefore each company paid US$56.8 million for their respective 10% shareholding. Randgold also incurred US$1.2 million of transaction costs, bringing the total consideration for Randgold’s 10% interest to US$58 million. The fair value of the net assets acquired was US$14.5 million. The excess of the fair value of the consideration paid over the fair value of the net assets acquired of US$43.5 million has been wholly attributed to mineral properties as it represents the increase in Randgold’s interest in the gold resources of the Kibali gold project. As a result of this further acquisition Randgold has a 45% interest in Kibali Goldmines SPRL; 35% is held indirectly through its joint venture interest in Moto Goldmines Ltd and 10% indirectly through its joint venture interest in Kibali (Jersey) Ltd. As a result the non-controlling interest recognized in respect of Kibali Goldmines SPRL has been reduced from 15% to 5% from December 22, 2009.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
30. POST STATEMENT OF FINANCIAL POSITION EVENTS
     Dividends of US$15.3 million were paid in March 2010.
     There were no other significant post statement of financial position events.

Schedule I — Valuation and Qualifying Accounts

	Balance
	at	Charged to	Foreign currency	Unused	Balance at
	beginning	costs and	translation	amounts	end of
$000	of period	expenses	adjustment	reversed	period
Year ended December 31, 2009
Valuation allowance for impaired receivables	1.1	1.0	—	—	2.1
Valuation allowance for impaired asset backed securities	10.4	9.6	—	—	20.0
Year ended December 31, 2008
Valuation allowance for impaired receivables	1.1	—	—	—	1.1
Valuation allowance for impaired asset backed securities	—	10.4	—	—	10.4
Year ended December 31, 2007
Valuation allowance for impaired receivables	3.2	—	—	(2.1)	1.1
Valuation allowance for impaired asset backed securities	—	—	—	—	—

S-1