Form 20-F
period 2010-12-31
RANDGOLD RESOURCES LTD
filed 2011-03-31
CIK 1175580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
For the transition period from                      to
Commission file number: 000-49888
RANDGOLD RESOURCES LIMITED
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
JERSEY, CHANNEL ISLANDS
(Jurisdiction of incorporation or organization)
3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE2 4WJ, Channel Islands
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
     As of December 31, 2010, the Registrant had outstanding 91,089,370 ordinary shares, par value $0.05 per share.
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
☐ Yes ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
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

Alteration:	The chemical change in a rock due to hydrothermal and other fluids.

Archaean:	A geological eon before 2.5 Ga.

Arsenopyrite:	An iron arsenic sulfide mineral.

Birimian:	Geological time era, about 2.1 billion years ago.

Carbonate:	A mineral salt typically found in quartz veins and as a product of hydrothermal alteration of sedimentary rock.

Chalcopyrite:	A copper iron sulfide mineral.

Clastic:	Rocks built up of fragments of pre-existing rocks which have been produced by the processes of weathering and erosion.

Cut-off grade:	The lowest grade of material that can be mined and processed considering all applicable costs, without incurring a loss or gaining a profit.

Development:	Activities required to prepare for mining activities and maintain a planned production level.

Diamond Drilling (DDH):	A drilling method.

Dilution:	Mixing of ore grade material with non-ore grade/waste material in the mining process.

Discordant:	Structurally unconformable.

Disseminated:	A term used to describe fine particles of ore or other minerals dispersed through the enclosing rock.

Dyke:	A sheet-like body of igneous rock which is discordant to bedding or foliation.

EEP:	Exclusive exploration permit.

Electromagnetic:	A geophysical tool used to test the electrical properties of rock to aid exploration.

EP:	Exploration permit.

Exploration:	Activities associated with ascertaining the existence, location, extent or quality of mineralized material, including economic and technical evaluations of mineralized material.

Fault:	A fracture or a zone of fractures within a body of rock.

Feasibility Study:	A comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Feldspar:	An alumino-silicate mineral.

Felsic:	A light colored igneous rock composed of quartz, feldspar and muscovite.

Foliation:	A term used to describe planar arrangements of minerals or mineral bands within rocks.

Footwall:	The underlying side of a fault, orebody or stope.

g/t:	Gram of gold per metric tonne.

Gabbro:	A dark granular igneous rock composed essentially of labradorite and augite.

Gneiss:	A coarse-grained, foliated rock produced by metamorphism.

Gold reserves:	The gold contained within proven and probable reserves on the basis of recoverable material (reported as mill delivered tonnes and head grade).

Gold sales:	Represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of such contracts.

Grade:	The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per tonne of ore.

Granite:	A light colored granular igneous rock composed of quartz and feldspar.

Greenstone:	A field term used to describe any weakly metamorphosed rock.

Greywacke:	A dark gray, coarse grained, indurated sedimentary rock consisting essentially of quartz, feldspar, and fragments of other rock types.

Head grade:	The grade of the ore as delivered to the metallurgical plant.

Hydrothermal:	Pertaining to the action of hot aqueous solutions on rocks.

Igneous:	A rock or mineral that solidified from molten or partially molten material.

In situ:	In place or within unbroken rock or still in the ground.

Kibalian:	A geological time era.

Lower proterozoic:	Era of geological time between 2.5 billion and 1.8 billion years before the present.

Mafic:	A term used to describe an igneous rock that has a large percentage of iron magnesium minerals.

Measures:	Conversion factors from metric units to US units are provided below:

Metric Unit		US Equivalent
1 tonne	= 1 t	1.10231 tons
1 gram	= 1 g	0.03215 ounces
1 gram per ton	= 1 g/t	0.02917 ounces per ton
1 kilogram per ton	= 1 kg/t	29.16642 ounces per ton
1 kilometer	= 1 km	0.621371 miles
1 meter	= 1 m	3.28084 feet
1 centimeter	= 1 cm	0.3937 inches
1 millimeter	= 1 mm	0.03937 inches
1 square kilometer	= 1 sq km	0.3861 square miles

Metamorphism:	A change in the structure or constitution of a rock due to natural agencies, such as pressure and heat.

Mill delivered tonnes:	A quantity, expressed in tonnes, of ore delivered to the metallurgical plant.

Milling/mill:	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

Mineable:	That portion of a mineralized deposit for which extraction is technically and economically feasible.

Mineralization:	The presence of a target mineral in a mass of host rock.

Mineralized material:	A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. A deposit of mineralized material does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Moz:	Million troy ounces.

Mt:	Million metric tonnes.

Open pit:	Mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

Orebody:	A continuous, well-defined mass of material containing sufficient minerals of economic value to make extraction economically feasible.

Ounce:	One troy ounce, which equals 31.1035 grams.

Oxide Ore:	Soft, weathered rock that is oxidized.

Prefeasibility Study:	A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined and includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic, social and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

Probable reserves:	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Prospect:	An area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

Proven reserves:	Reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Pyrite:	A brassy-colored mineral of iron sulfide (compound of iron and sulfur).

Quartz:	A mineral compound of silicon and oxygen.

Quartzite:	Metamorphic rock with interlocking quartz grains displaying a mosaic texture.

Quartz-tourmaline:	A rock unit created by alteration due to the addition of silica and boron.

Refining:	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

Regolith:	Weathered products of fresh rock, such as soil, alluvium, colluvium, sands, and hardened oxidized materials.

Rehabilitation:	The process of restoring mined land to a condition approximating its original state.

Reserve:	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation (RC) drilling:	A drilling method.

Rotary Air Blast (RAB) drilling:	A drilling method.

RP:	Reconnaissance Permit.

Sampling:	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content).

Satellite deposit:	A smaller subsidiary deposit proximal to a main deposit.

Scoping study:	A conceptual study and the preliminary evaluation of the mining project. The principal parameters for a scoping study are mostly assumed and/or factored. Accordingly, the level of accuracy is low. A conceptual study is useful as a tool to determine if subsequent engineering studies are warranted. However, it is not valid for economic decision making nor is it sufficient for reserve reporting.

Sedimentary:	Pertaining to or containing sediment. Used in reference to rocks which are derived from weathering and are deposited by natural agents, such as air, water and ice.

Shear zone:	An elongated area of structural deformation.

Silica:	A naturally occurring dioxide of silicon.

Stockpile:	A store of unprocessed ore.

Strike length:	The direction and length of a geological plane.

Stripping:	The process of removing overburden to expose ore.

Strip ratio:	Ratio of waste material to ore material in an open pit mine.

Sulfide:	A mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite or iron sulfide. Also a zone in which sulfide minerals occur.

Tailings:	Finely ground rock from which valuable minerals have been extracted by milling.

Tonnage:	Quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Tonne:	One tonne is equal to 1,000 kilograms (also known as a “metric” ton).

Total cash costs:	Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties.

Trend:	The arrangement of a group of ore deposits or a geological feature or zone of similar grade occurring in a linear pattern.

Ultramafica:	An igneous rock with a very low silica content and rich in iron magnesium minerals.

Volcaniclastic:	Where volcanic derived material has been transported and reworked through mechanical processes.

Volcanisedimentary:	Where volcanic and sedimentary material have been transported and reworked through mechanical processes.

Waste:	Rock mined with an insufficient gold content to justify processing.

Weathered:	Rock broken down by erosion.
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
We are incorporated under the laws of Jersey, Channel Islands with the majority of our operations located in West and Central Africa. Our books of account are maintained in US dollars and our annual and interim financial statements are prepared on a historical cost basis, except as otherwise required under International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”), and in accordance with IFRS. IFRS differs in significant respects from generally accepted accounting principles in the United States, or US GAAP. This Annual Report includes our audited consolidated financial statements prepared in accordance with IFRS. The financial information included in this Annual Report has been prepared in accordance with IFRS and, except where otherwise indicated, is presented in US dollars. For a definition of cash costs, please see “Item 3. Key Information — A. Selected Financial Data”.
Unless the context otherwise requires, “us”, “we”, “our”, or words of similar import, refer to Randgold Resources Limited and its subsidiaries and affiliated companies.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
A. SELECTED FINANCIAL DATA
     The following selected historical consolidated financial data have been derived from, and should be read in conjunction with, the more detailed information and financial statements, including our audited consolidated financial statements for the years ended December 31, 2010, 2009, and 2008 and as at December 31, 2010 and 2009, which appear elsewhere in this Annual Report. The historical consolidated financial data as at December 31, 2008, 2007 and 2006, and for the years ended December 31, 2007 and 2006 have been derived from our audited consolidated financial statements not included in this Annual Report.
     The financial data have been prepared in accordance with IFRS, unless otherwise noted.

	Year Ended December	Year Ended December	Year Ended December	Year Ended December	Year Ended December
$000:	31, 2010	31, 2009	31, 2008	31, 2007	31, 2006
STATEMENT OF COMPREHENSIVE INCOME DATA:
Amounts in accordance with IFRS
Revenues	484,553	432,780	338,572	282,805	258,304
Profit from operations#	136,141	113,764	75,937	63,539	71,616
Net profit attributable to owners of the parent	103,501	69,400	41,569	42,041	47,564
Basic earnings per share ($)	1.14	0.86	0.54	0.60	0.70
Fully diluted earnings per share ($)	1.13	0.84	0.54	0.60	0.69
Weighted average number of shares used in computation of basic earnings per share	90,645,366	81,022,790	76,300,116	69,588,983	68,391,792
Weighted average number of shares used in computation of fully diluted earnings per share	91,926,912	82,161,851	77,540,198	70,271,915	69,331,035
Dividends declared per share	0.20	0.17	0.13	0.12	0.10
Other data
Total cash costs ($ per ounce sold)	699	512	468	356	293
Total cash costs ($ per ounce produced)	657	510	467	356	296

#	Profit from operations is calculated as profit before income tax under IFRS, excluding net finance income/(loss). Profit from operations all arises from continuing operations.

	At	At	At	At	At
$000:	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
STATEMENT OF FINANCIAL POSITION AMOUNTS:
AMOUNTS IN ACCORDANCE WITH IFRS
Total assets	1,994,340	1,820,168	821,442	780,719	512,164
Long-term loans	—	234	1,284	2,773	25,666
Share capital	4,555	4,506	3,827	3,809	3,440
Share premium	1,362,320	1,317,771	455,974	450,814	213,653
Retained earnings	393,570	305,415	245,982	213,567	178,400
Other reserves	31,596	18,793	(31,387)	(69,391)	(59,430)
Equity attributable to the owners of the parent	1,792,041	1,646,485	674,396	598,799	336,063
Non-GAAP Measures
We have identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS, they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures or performance, but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance. These measures are further explained below. Total cash cost and total cash cost per ounce are non-GAAP measures. We have calculated total cash costs and total cash costs per ounce using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant, and royalties.
Under our accounting policies, there are no transfers to and from deferred stripping. Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. We have calculated total cash costs and total cash costs per ounce on a consistent basis for all periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortization would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies. Within this Annual Report our discussion and analysis is focused on the “total cash cost” measure as defined by the Gold Institute.
We previously calculated total cash costs per ounce by dividing total cash costs, as defined above, by ounces produced, as permitted under the guidance. Given the significant difference between ounces produced and ounces sold in the year, together with the fact that, under the definitions above, costs relating to ounces produced but not sold are recognized in the quarter when the ounces are actually sold, we deemed it appropriate to change the bases for these calculations by dividing total costs by ounces sold, as this would better match the timing of costs and sales recorded. Historically, this change would not have resulted in materially different cash costs per ounce; however, in the current year the difference was significant and consequently the numbers have been restated on this basis.

The following table lists the costs of producing gold, determined in accordance with IFRS, and reconciles this GAAP measure to total cash costs as defined by the Gold Institute’s guidance, as a non-GAAP measure, for each of the periods set forth below:

$000:	Year Ended December	Year Ended December	Year Ended December	Year Ended December	Year Ended December
Costs	31, 2010	31, 2009	31, 2008	31, 2007	31, 2006
Mine production costs	$247,850	$196,318	$186,377	$136,312	$115,217
Depreciation and amortization	28,127	28,502	21,333	20,987	22,844
Other mining and processing costs	20,598	19,073	13,675	13,638	13,006
Transport and refinery costs	1,653	1,594	2,053	1,595	711
Royalties	27,680	25,410	19,730	18,307	16,979
Elimination of inter-company sales	7,414	1,047	—	—	—
Movement in production inventory and ore stockpiles	(16,152)	5,741	(21,865)	(11,534)	(13,373)
Total cost of producing gold determined in accordance with IFRS	317,170	277,685	221,303	179,305	155,384
Less: Non-cash costs included in total cost of producing gold: Depreciation and amortization	(28,127)	(28,502)	(21,333)	(20,987)	(22,844)
Total cash costs using the Gold Institute’s guidance	289,043	249,183	199,970	158,318	132,540
As previously disclosed:
Ounces produced *	440,107	488,255	428,426	444,573	448,242
Total production costs per ounce under IFRS ($ per ounce)	721	569	517	403	347
Total cash costs per ounce ($ per ounce)	657	510	467	356	296
As now measured:
Ounces sold*	413,262	486,324	427,713	444,597	452,523
Total production costs per ounce under IFRS ($ per ounce)	767	571	517	403	343
Total cash costs per ounce ($ per ounce)	699	512	468	356	293

*	40% share of Morila and 100% share of Loulo and Tongon
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

	Price Per Ounce ($)
Year	High	Low	Average
2001	293	256	271
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	444
2006	725	525	604
2007	841	608	695
2008	1,011	712	871
2009	1,213	810	972
2010	1,421	1,058	1,224
2011 (through February)	1,411	1,319	1,364
     If gold prices should fall below and remain below our cost of production for any sustained period we may experience losses, and if gold prices should fall below our cash costs of production we may be forced to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover from any losses we may incur during that period and on our ability to maintain adequate reserves. Our total cash cost of production per ounce of gold sold was $699 in the year ended December 31, 2010, $512 in the year ended December 31, 2009, and $468 in the year ended December 31, 2008. We expect that Morila’s cash costs per ounce will rise as the life of the mine advances as a result of expected declining grade, which will adversely affect our profitability in the absence of any mitigating factors. The high grades expected from the underground mining at Loulo will, in the absence of any other increases, have a positive impact on unit costs.
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
We are subject to various political and economic uncertainties associated with operating in Côte d’Ivoire, which is currently experiencing a state of political unrest, and the success of the Tongon mine will depend in large part on our ability to overcome significant challenges.
     We are subject to risks associated with operating the Tongon mine in Côte d’Ivoire. Côte d’Ivoire has experienced several years of political chaos, including an attempted coup d’état. A dispute over the recent Côte d’Ivoire presidential election in November 2010 has resulted in the establishment of two rival governments. The Electoral Commission declared Mr. A. Ouattara as the winner. However, the incumbent president challenged the results and refused to give up office. Presently a stalemate exists while representatives from the African Union attempt to resolve the impasse. International sanctions have been imposed on the incumbent president and those individuals and institutions supporting him. Included in the list of entities against whom sanctions have been imposed are the Ports of Abidjan and San Pedro, the two key shipping ports of Côte d’Ivoire, and the SIR, the Ivorian Petroleum refinery. As a result of the sanctions we have had to re-arrange our logistics arrangements for our Tongon mine and we will now be shipping all materials for Tongon through the Port of Dakar in Senegal. At times, we have been unable to ship and sell our Tongon gold production, which has resulted in timing discrepancy between our gold produced and the recognition of revenue from gold sales. We are unable to predict when or how the disputed election will be resolved. Accordingly, we are unable to predict when sales of Tongon gold produced will be delayed and how this could impact our financial results, or whether the issues associated with the disputed election will require us to cease operations at the Tongon mine, which would have a material adverse effect on our gold production and financial results.
Any appreciation of the currencies in which we incur costs against the US dollar could adversely affect our results of operations.
     While our revenue is derived from the sale of gold in US dollars, a significant portion of our input costs are incurred in currencies other than the dollar, primarily Euro, Communauté Financière Africaine franc, South African Rand, and the Congolese franc. Accordingly, any appreciation in such other currencies could adversely affect our results of operations.
Our results of operations have been adversely affected by increases in fuel prices, and we would be adversely affected by future increases in fuel prices or disruptions in the supply of fuel.

     Our results are significantly affected by the price and availability of fuel, which are in turn affected by a number of factors beyond our control. Fuel prices are volatile. During 2010, the average price of our landed fuel was higher than 2009, and it has been rising in 2011. In the year ended December 31, 2010, the cost of fuel and other power generation costs comprised 25% of our operating costs and the annual price increase of our landed fuel was 10%.
     Historically, fuel costs have been subject to wide price fluctuations based on geopolitical factors and supply and demand. While we do not currently anticipate a significant reduction in fuel availability, factors beyond our control make it impossible to predict the future availability of fuel. Recent political unrest in certain oil producing countries has led to an increase in the cost of fuel. If there are additional outbreaks of hostilities or other conflicts in oil producing areas or elsewhere, or a reduction in refining capacity (due to weather events, for example), or governmental limits on the production or sale of fuel, or restrictions on the transport of fuel, there could be reductions in the supply of fuel and significant increases in the cost of fuel.
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
     By December 2007, Morila had successfully concluded a reimbursement protocol with the Government of Mali for all TVA reimbursements it was owed up to June 2005. Morila was unable to conclude a second protocol subsequent to December 2007, however, and pursuant to its establishment convention, began offsetting TVA reimbursements it was owed against corporate and other taxes payable by Morila to the Government of Mali. As a result of the offsets, the TVA owed by the Government of Mali to Morila declined to $2.6 million at December 31, 2009. As of December 31, 2010, Morila had recouped all its outstanding TVA, as the Government of Mali repaid all outstanding amounts by this date. While all the TVA at Morila was recovered and the Government of Mali recognized the tax offsets, we cannot guarantee that they will continue to reimburse the TVA going forward.
     At June 30, 2009, TVA owed by the Government of Mali to Loulo stood at $16.2 million. This amount has increased by $20.8 million to $37.0 million at December 31, 2009 due to the end of the exoneration period on November 8, 2008. As at December 31, 2010, Loulo had a balance of $11.6 million outstanding on TVA after receiving payment from the Government of Mali.
     If Morila and Loulo are unable to recover these or future amounts due, or if the future tax offsets are not recognized, then their results of operations and financial position would be adversely affected, as would their ability to pay dividends to their shareholders. Accordingly, our business, cash flows and financial condition will be adversely affected if anticipated dividends are not paid.
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
     We believe that we are entitled to recover certain amounts from MDM, including advances of $10.7 million included in receivables as at December 31, 2010. Of this amount, $7 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets. In January 2009 and 2010, the liquidator declared and paid dividends of $1.6 million from the insolvent estate, leaving an outstanding balance of $10.7 million (stated net of an impairment provision of $1.3 million) as at December 31, 2010.
     As part of our efforts to recoup the monies owed to us, MDM was put into liquidation on February 1, 2006. This resulted in a South African Companies Act Section 417 investigation into the business and financial activities of MDM, its affiliated companies and their directors. This investigation was completed in the last quarter of 2007 and the liquidators have issued their report that confirms that MDM’s liabilities exceeded its assets. During the second quarter of 2011 we will be involved in arbitration proceedings with the providers of the performance bonds, which have been the subject of legal proceedings in the South African Courts.
     Our ability to recover in full the $10.7 million included in receivables is dependent on the amounts which can be recovered from the performance bonds, personal guarantees and other assets provided as security. Any shortfall is expected to be recovered from any free residue accruing to the insolvent estate. The aggregate amount which will ultimately be recovered cannot presently be determined. The financial statements do not reflect any additional provision that may be required if the $10.7 million cannot be recovered in full. Our results of operations may be adversely affected if we are unable to recover the amounts advanced by us to MDM. Any part of the $10.7 million included in accounts receivable which cannot in fact be recovered will need to be charged as an expense. The ultimate outcome of this claim cannot presently be determined and there is significant uncertainty surrounding the amount that will ultimately be recovered.
We may incur losses or lose opportunities for gains as a result of any future use of derivative instruments to protect us against low gold prices.
     We have from time to time used derivative instruments to protect the selling price of some of our anticipated gold production. The intended effect of our derivative transactions was to lock in a fixed sale price for some of our future gold production to provide some protection against a subsequent fall in gold prices. Although we have currently ceased using derivative instruments to protect us against low gold prices at our operations, we may in the future determine to implement the use of derivatives in connection with a portion of our anticipated gold production.
     Derivative transactions can result in a reduction in revenue if the instrument price is less than the market price at the time the hedged sales are recognized. Moreover, our decision to enter into a given instrument would be based upon market assumptions. If these assumptions are not ultimately met, significant losses or lost opportunities for significant gains may result. In all, the use of these instruments may result in significant losses which will prevent us from realizing the positive impact of any subsequent increase in the price of gold on the portion of production covered by the instrument.
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
     Following these setbacks experienced during 2009, we terminated the underground mining contract with the contractor and have assumed responsibility for underground mining at Loulo. At the beginning of 2010, we appointed a new contractor to develop the Gara underground mine, and subsequently extended their contract at the end of 2010 to include the development of the Yalea underground mine. The development and operation of the underground mine has been negatively impacted by these issues and resulting delays, and we cannot assure you that such issues are fully resolved or that we will not have future delays.
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
Actual cash costs of production, production results and economic returns may differ significantly from those anticipated by our feasibility studies and scoping studies for new development projects.
     It typically takes a number of years from initial feasibility studies of a mining project until development is completed and, during that time, the economic feasibility of production may change. The economic feasibility of development projects is based on many factors, including the accuracy of estimated reserves, metallurgical recoveries, capital and operating costs and future gold prices. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Thus it is possible that actual costs and economic returns may differ materially from our estimates.

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
     During 2010, we completed the feasibility study for the Gounkoto project. Mining at Gounkoto commenced in January 2011 and processing is anticipated to commence by mid-year. Also in 2010, we completed an update to the Kibali project feasibility study. The study will now go through a series of internal and external reviews and optimizations of the mining and processing rates and capital estimates and in particular the scheduling of the capital development ahead of final design and approval targeted for mid-2011. Exploration at our Massawa project has been slowed down as we have advanced Gounkoto and Kibali providing the time to fully evaluate the metallurgy and development strategies. Our goal is to progress the Massawa project to complete a feasibility study in 2011. We cannot provide any assurance that the projects will ultimately result in new commercial mining operations, or that new commercial mining operations will be successful.
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

     The DRC is an impoverished country with physical and institutional infrastructure that is in a debilitated condition. It is in transition from a largely state-controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Kibali project. It is anticipated that presidential elections should take place during the latter part of 2011.
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
     Moreover, the north-east region of the DRC has undergone civil unrest and instability that could have an impact on political, social or economic conditions in the DRC generally. Stability must be maintained in order for us to build and operate a mine at the Kibali project site. The impact of unrest and instability on political, social or economic conditions in the DRC could result in the impairment of the exploration, development and operations at the Kibali project.
     The communities near the Kibali project need to be resettled in an orderly manner and peaceful manner to allow the development and operation of a mine at the site. The first phase of houses are currently being built which will allow the management to commence the resettlement program, which has been implemented following agreement with the local authorities and communities affected by the project. We have committed to assist the DRC government in these efforts. Any failure to complete the settlement plan successfully will materially and adversely affect our ability to build and operate a mine at the Kibali project site.
Under our joint venture agreements with AngloGold Ashanti Limited, or AngloGold Ashanti, we operate Morila and the Kibali project through a joint venture agreement and joint venture committee, and any disputes with AngloGold Ashanti over the management of Morila or the Kibali project could adversely affect our business.
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
     The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the US and abroad, which continued throughout 2009 and 2010 and may continue in 2011 and beyond, all of which will have an impact on the availability and terms of credit and capital in the near term. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on our ability to raise capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and results of operations.
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
     We have proposed the payment of our fifth dividend to ordinary shareholders, subject to approval by our shareholders at our AGM in May 2011. It is our policy to pay dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors, including capital expenditures. We cannot guarantee that dividends will be paid in the future.
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
     In addition, we are subject to the U.S. Foreign Corrupt Practices Act and the recently enacted UK Bribery Act, which generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. The compliance mechanisms and monitoring programs that we have in place may not adequately prevent or detect possible violations under applicable anti-bribery and corruption legislation. Failure to comply with such legislation could expose us to civil and criminal sanction, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on our financial results and could cause our share price to decline.

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
Item 4. Information on the Company
A. HISTORY AND DEVELOPMENT OF THE COMPANY
          Randgold Resources Limited was incorporated under the laws of Jersey, Channel Islands in August 1995, to engage in the exploration and development of gold deposits in Sub-Saharan Africa. Our principal executive offices are located at 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ Channel Islands and our telephone number is (011 44) 1534 735-333. Our agent in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.
     We discovered the Morila deposit during December 1996 and we subsequently financed, built and commissioned the Morila mine.
     During July 2000, we concluded the sale of 50% of our interest in Morila Limited (and also a shareholder loan made by us to Morila Limited) to AngloGold Ashanti for $132 million in cash.
     We have an 80% controlling interest in Société des Mines de Loulo SA, or Somilo, through a series of transactions culminating in April 2001. The Loulo mine commenced operations in October 2005 and mines the Gara (formerly Loulo 0) and Yalea deposits. We discovered the Yalea deposit in 1997.
     We have an 89% controlling interest in Société des Mines de Tongon SA, or Tongon.
     We conduct our mining operations through:

•	a 50% joint venture interest in Morila Limited (which in turn owns an 80% interest in the Morila mine);

•	an 80% interest in Somilo; and

•	an 89% interest in Tongon.
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
     In February 2004, we announced that we would develop a new mine at Loulo in western Mali. Construction continued through 2005 and the new open pit mine went into production in October 2005. In addition, our board agreed to proceed with the development of the underground mine and, after the award of the development contract, work commenced with the construction of the boxcut at the Yalea mine in August 2006. We accessed first ore at Yalea in April 2008 with full production beginning in 2010. We commenced development of Loulo’s second underground mine, Gara, in 2010 with first ore scheduled to be delivered to the plant by the second quarter of 2011.
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
     On December 6, 2007, we completed a public offering of 6,821,000 of our ordinary shares, including ADSs, resulting in gross proceeds to us of $240 million. A portion of the proceeds from the offering were used for the development of the Tongon project, and any remaining proceeds will be used for such organic and corporate opportunities, including possible acquisitions, as might arise.
     During 2007, peace initiatives in Côte d’Ivoire continued and we completed a feasibility study which allowed our board to approve the development of the new mine at Tongon subject to the approval of the mining convention by the Côte d’Ivoire Minister of Mines and Energy. Construction of the mine started at the end of 2008 and its first gold was produced in November 2010.
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
     On October 15, 2009, we completed the acquisition of 50% of Moto Goldmines Limited (“Moto Goldmines”), in conjunction with AngloGold Ashanti, which resulted in a 50:50 joint venture control of the Kibali project in the DRC. On December 22, 2009 we completed a further acquisition of a 20% interest, on behalf of the joint venture, from Société des Mines d’Or de Kilo-Moto (“Sokimo”), the parastatal mining company of the DRC, resulting in an effective interest in the Kibali project of 45%.
     During November 2009, we completed the sale of our Kiaka gold project to Volta Resources Inc., for $2 million in cash and 20 million Volta Resources Inc. shares. During 2010, we sold 15.5 million Volta Resources Inc. shares for a net profit of $19.3 million.

     Developments during 2010 relating to MDM are discussed more fully in “Item 4. Information on the Company — B. Business Overview — Legal Proceedings”.
Principal Capital Expenditures
     Capital expenditures incurred for the year ended December 31, 2010 totaled $410.8 million compared to $196.7 million for the year ended December 31, 2009, and $85 million for the year ended December 31, 2008. As of December 31, 2010, our capital commitments amounted to $85 million, principally for the Loulo underground project, Tongon mine, Gounkoto project and the Kibali project. The capital expenditures will be financed out of internal funds. The capital cost for both Loulo underground mines is expected to amount to approximately $137 million for the next three years. The capital cost for the Tongon mine is expected to amount to approximately $66 million for the next three years. The capital cost for Gounkoto is expected to amount to approximately $98 million for the next three years. The capital cost for our share of the Kibali project is expected to amount to approximately $363 million for the next three years. The capital cost for Massawa is expected to amount to approximately $26 million for the next three years.
Recent Developments
     During 2010, we completed the feasibility study for the Gounkoto project. The feasibility study is based on a toll treat project whereby the ore is mined and fed through an onsite fixed crusher. The crushed ore is then loaded onto dedicated haul trucks and trucked approximately 25 kilometers to Loulo and fed directly into the Loulo plant. Mining at Gounkoto commenced in January 2011 and processing is anticipated to commence by mid-year.
     Also in 2010, we completed an update to the Kibali project feasibility study. The study will now go through a series of internal and external reviews and optimizations of the mining and processing rates and capital estimates and in particular the scheduling of the capital ahead of final design and approval targeted for mid-2011. The Kibali project’s Resettlement Action Plan has progressed with the construction of the first houses in the resettlement area commencing in January 2011.
B. BUSINESS OVERVIEW
OVERVIEW
     We engage in gold mining, exploration and related activities. Our activities are focused on West and Central Africa, some of the most promising areas for gold discovery in the world. In Mali, we have an 80% controlling interest in the Loulo mine through Somilo SA. The Loulo mine is currently mining from two large open pits, several smaller satellite pits and one underground mine and is developing a further underground mine. We also own 50% of Morila Limited, which in turn owns 80% of Morila SA, the owner of the Morila mine in Mali. In addition, we own an effective 89% controlling interest in the Tongon mine located in the neighboring country of Côte d’Ivoire, which was commissioned in November 2010. We also own an effective 83.25% controlling interest in the Massawa project in Senegal where we completed a prefeasibility study in December 2009. In 2009, we announced a new discovery on our Loulo permit, Gounkoto, which is located approximately 25 kilometers south of the existing mine. Also in 2009, we acquired a 45% interest in the Kibali project, which is located in the DRC. We also have exploration permits and licenses covering substantial areas in Burkina Faso, Côte d’Ivoire, DRC, Mali, and Senegal. At December 31, 2010, we declared proven and probable reserves of 16.39 million ounces attributable to our percentage ownership interests in Loulo, Morila, Tongon, Gounkoto, Massawa and Kibali.
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
Loulo
     In February 2004, we announced that we would develop a new mine at Loulo in western Mali. In 2005, we commenced open pit mining operations at the Gara and Yalea pits. In 2010, its fifth year of production, the Loulo mine produced 316,539 ounces of gold at a total cash cost of $712 per ounce. We estimate that the mine will produce between 420,000 to 440,000 ounces in 2011. We currently anticipate that mining at Loulo will continue through 2029.

     We commenced development of the Yalea underground mine in August 2006, first ore was accessed in April 2008 and we are ramping up to full production anticipated in 2011. We commenced development of Loulo’s second underground mine, Gara, in 2010 with first ore scheduled to be delivered to the plant by the second quarter of 2011.
     The focus of exploration at Loulo is to continue to explore and discover additional orebodies within the 372 square kilometer permit.
Gounkoto
     Gounkoto is located approximately 25 kilometers south of Loulo’s plant.
     Following the completion of the feasibility in early 2010 a full feasibility was completed by the end of 2010, following a large drill program and follow up studies. The geological modeling is based on 114 RC holes totaling 11,583 meters and 194 diamond holes totaling 57,613 meters. The Gounkoto structure hosting the Gounkoto orebody has now been intersected over the 1.7km of strike length and down to 520 vertical meters. The feasibility study has led to the declaration of open pit ore reserves totaling 17.11 million tonnes at a grade of 5.10g/t for 2.80 million ounces. The P64 target, which features 250 strike meters of similar alteration and mineralization, is located 300 meters to the northwest of Gounkoto, while the Faraba deposit, with mineralized material of 6.78 million tonnes at an average grade of 2.60g/t for 565,000 ounces, is located 2.5 kilometers to the southeast.
     It is anticipated that an updated underground economic scoping study will be completed during 2011.
Morila
     In 1996, we discovered the Morila deposit, which we financed and developed and was our major gold producing asset through 2009. Since production began in October 2000, Morila has produced approximately 5.8 million ounces of gold at a total average cash cost of $216 per ounce. Morila’s total production for 2010 was 238,607 ounces at a cash cost of $669 per ounce. Consistent with the mine plan, Morila ceased pit mining in April 2009 and is currently processing lower grade stockpiles, which will continue through 2013. During 2010 a study of the reprocessing of the Morila Tailings Storage Facility was completed and it is anticipated that a bankable feasibility study will be undertaken in 2011.
Tongon
     The Tongon project is located within the Nielle exploitation permit in the north of Côte d’Ivoire, 55 kilometers south of the border with Mali.
     We commenced construction of the Tongon gold mine at the end of 2008 and commissioned the first stream in the fourth quarter of 2010 and produced 28,126 ounces at an average cash cost of $459 per ounce for the year, with first official gold production being recorded. We are forecast to complete and commission the second stream including secondary and tertiary crushing circuit and the sulfide circuit of the processing plant by midyear 2011. Gold production is projected to build up to between 260,000 and 270,000 ounces in 2011 and average 270,000 ounces per annum over a ten year period.
     The focus of exploration at Tongon is to continue to explore and discover additional orebodies within the 751 square kilometer Nielle permit.
Kibali
     Our interest in the Kibali project was acquired following the acquisition of Moto Goldmines, in conjunction with AngloGold Ashanti, and the further acquisition of a 20% interest from Sokimo on behalf of the joint venture. The Kibali project is located approximately 560 kilometers northeast of the city of Kisangani and 180 kilometers west of the Ugandan border town of Arua in the northeast of the DRC.
     During the year the feasibility was updated. Revised ore reserves reflect an increase in underground probable ore reserves to in excess of 6 million ounces, bringing the total probable ore reserve number to 10.05 million ounces.
     The overall program to complete the initial investment phase to establish gold production at Kibali is estimated to take approximately three years, with first gold expected at the end of 2013.

     The exploration team completed the analysis of the Karagba Chauffeur Durba (KCD) deposit, resulting in a new geological model. Continuity of mineralization was confirmed between the Sessenge and KCD deposits and remains open down plunge. This will be tested by a program of deep drilling in 2011.
Massawa
     Our Massawa project consists of a greenfields exploration find located in eastern Senegal during 2008. The Massawa target was first identified in 2007 and is located approximately 60 kilometers west of the Malian border. A successful scoping study was completed for Massawa in the first quarter of 2009 which met all of our investment criteria and we advanced the project to prefeasibility. The prefeasibility study was completed at the end of 2009 which highlighted the complex nature of the ore, which requires pressure oxidation of the sulfides to liberate the gold. During 2010 significantly more work was conducted in this regard to improve the geochemical and metallurgical understanding of the ore. All studies point towards the Massawa deposit requiring high levels of energy to recover the gold and thus our focus in 2011 will be on defining a power strategy for Massawa and finding further non refractory mineralization. Further infill and twin drilling was completed in 2010 which resulted in a revised geological model. The feasibility modifying factors were applied to this resulting in updated probable open pit mineral reserves of 17.42 million tonnes at a grade of 3.36g/t for 1.88 million ounces.
     While the exploration work concentrated on the Massawa feasibility during 2010, the exploration team has been mobilized to delineate and test the large number of satellite targets in the area with the focus of finding additional non-refractory mineralization that could incrementally add to the project.
Exploration
     We have an extensive portfolio of exploration projects in both West and Central Africa. In 2010, we concentrated our exploration activities on the continued evaluation of the Massawa deposit in Senegal, the discovery of the new multi-million ounce high grade gold deposit at Gounkoto in Mali, the definition of satellite deposits at Loulo, and geological modeling and update of the ore reserves at the Kibali gold deposit in the DRC. We completed a detailed analysis of the KCD deposit, resulting in a new geological model which supported a growth in reserves from 4.5 million ounces at the acquisition to 10.05 million ounces at the end of December 2010. Continuity of mineralization was confirmed between the Sessenge and KCD deposits and remains open down plunge. This will be tested by a program of deep drilling in 2011. We are exploring in five African countries with a portfolio of 275 targets on 13,583 square kilometers of groundholding. We target profitable gold deposits that have the potential to host mineable gold reserves of three million ounces or more. Our business strategy of organic growth through exploration has been validated by our discovery and development track record, including the Morila and Loulo mines, the Tongon project and the Massawa and Gounkoto discoveries.
OWNERSHIP OF MINES AND SUBSIDIARIES
     Morila is owned by a Malian company, Société des Mines de Morila SA (Morila), which in turn is owned 80% by Morila Limited and 20% by the State of Mali. Morila Limited is jointly owned by ourselves and AngloGold Ashanti Limited and the mine is controlled by a 50:50 joint venture management committee. Responsibility for the day-to-day operations rests with us.
     Loulo is owned by a Malian company, Société des Mines de Loulo SA (Somilo), which is owned 80% ourselves and 20% by the State of Mali.
     Tongon is owned by an Ivorian company, Société des Mines de Tongon SA, in which we have an 89% interest, the State of Côte d’Ivoire 10% and 1% is held by a local Ivorian company.
     The Kibali project is controlled by a 50:50 joint venture, between ourselves and AngloGold Ashanti Limited, which holds an effective 90% interest in Kibali Goldmines SPRL. The remaining 10% of the shares are held by Sokimo, the parastatal mining company of the Democratic Republic of Congo. We thus have an effective 45% interest in the Kibali project. Our interest in this project was acquired following the acquisition of Moto Goldmines Limited, in conjunction with AngloGold Ashanti, and the further acquisition of a 20% interest from Sokimo on behalf of the joint venture.

     The Gounkoto project is located on the Loulo Exploitation Permit. Accordingly, we hold an effective 80% interest in the Gounkoto project through our interest in Loulo. We are currently engaged in the process of applying for the formation of the new Gounkoto Exploitation Permit, which will be owned by a separate company, Société des Mines de Gounkoto S.A.
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
     The Central African gold belts have a long history of gold production, particularly during the colonial era but due to regional instability they have seen little modern exploration. The Kibalian greenstone belts of northeastern DRC are comprised of Archaean Kibalian (Upper and Lower) volcanisedimentary rocks and ironstone-chert horizons metamorphosed to greenschist facies. They are cut by regional-scale north, east, northeast and northwest trending faults and are bounded to the north by the Middle Achaean West Nile granite-gneiss complex and cut to the south by the Upper Congo granitic complex. Our Kibali gold project is located within the Moto greenstone.
     Our strategy was initiated before the current entry of our competitors into West Africa and we believe that this enabled us to secure promising exploration permits in the countries of Côte d’Ivoire, Mali, Burkina Faso, and Senegal at relatively low entry costs.
ORE RESERVES
     Only those reserves which qualify as proven and probable reserves for purposes of the SEC’s Industry Guide Number 7 are presented in this Annual Report. Pit optimization and open pit designs are carried out at a gold price of $800 per ounce. Underground reserves are also based on a gold price of $800 per ounce.
     Morila reserves have been estimated by Mr. Stephen Ndede, an officer of the company and competent person. The Loulo open cast mineral reserves were calculated by Mr. Inigo Osei under supervision by Mr. Onno ten Brinke, an officer of the company and competent person. The Loulo underground mineral reserves were calculated by Mr. Chris Moffat, an officer of the company and competent person. The Tongon open pit mineral reserves were calculated by Mr. Samuel Baffoe, an officer of the company under the supervision of Mr. Onno ten Brinke, an officer of the company and competent person. The Gounkoto, Kibali and Massawa project open pit mineral reserves were estimated by Mr. Onno ten Brinke, an officer of the company and competent person, while the Kibali project underground mineral reserves were calculated by Mr. Paul Kerr, an officer of SRK Consulting Perth and competent person. All reserves were verified and approved by Mr. Rodney Quick, our General Manager: Evaluation and Environment and competent person.
     Total reserves as of December 31, 2010 amounted to 203.93 million tonnes at an average grade of 3.78g/t, for 24.76 million ounces of gold of which 16.39 million ounces are attributable to us.
     In calculating proven and probable reserves, current industry standard estimation methods are used. The geological estimates were calculated using classical geostatistical techniques, following geological modeling of the borehole information. The sampling and assaying is done to internationally acceptable standards and routine quality control procedures are in place.
     All reserves are based on feasibility or prefeasibility level studies. Factors such as grade distribution of the orebody, planned production rates, forecast working costs, dilution and mining recovery factors, geotechnical parameters and metallurgical factors as well as current forecast gold price are all used to determine a cut-off grade from which a life of mine plan is developed in order to optimize the profitability of the operation.

     The following table summarizes the declared reserves at our mines and s as of December 31, 2010:

	Proven Reserves			Probable Reserves			Total Reserves
Operation/	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
Project++	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Morila +	5.86	1.68	0.32	6.69	1.14	0.24	12.55	1.39	0.56
Loulo +	4.54	2.98	0.43	40.89	4.63	6.09	45.43	4.47	6.52
Tongon +	0.42	1.93	0.03	36.69	2.47	2.91	37.11	2.46	2.94
Gounkoto +	—	—	—	17.11	5.10	2.80	17.11	5.10	2.80
Massawa +	—	—	—	17.42	3.36	1.88	17.42	3.36	1.88
Kibali+	—	—	—	74.32	4.21	10.05	74.32	4.21	10.05
Total	10.82	2.23	0.78	193.12	3.86	23.98	203.93	3.78	24.76

+	Our attributable share of Morila is 40%, Loulo 80%, Gounkoto is 80%, Tongon 89%, Massawa 83.25% and Kibali 45%.

++	Our reserves are calculated at a weighted average cut off grade of 2.38g/t for Loulo, 0.97g/t for Morila, 0.85g/t for Tongon, 1.40g/t for Gounkoto, 1.10g/t for Massawa, and 1.59g/t for Kibali.
     At Loulo, a 10% mining dilution at zero grade and an ore loss of 5% has been incorporated into the estimates of reserves and are reported as mill delivered tonnes and head grades. At the Tongon project a dilution of 15% at zero grade and an ore loss of 2% has been modeled for the Southern zone and for the Northern zone, dilution has been set at 10% with ore loss at 3%. At Gounkoto and Massawa a dilution of 10% and an ore loss of 3% has been used. Metallurgical recovery factors have not been applied to the reserve figures since these are the estimates of the material to be delivered to the mill. Metallurgical recovery is used to determine the cut off grade at which to report mineral reserves. The average metallurgical recovery factors used are 89% for the Morila mine, 93.5% for the Loulo open pit material and 90.5% for Loulo underground material, 90.8% for the Tongon project, 92% for the Gounkoto project, 90% for the Massawa project and between 83 and 86% for Kibali open pit projects depending on ore type and 91% for Kibali underground material.
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
     In 2010, Loulo produced 316,539 ounces of gold at a total cash cost of $712 per ounce. The mine reported gold sales of $363.7 million and profit from mining of $140.7 million.

Production results for the 12
months ended December 31,	2010	2009
Mining
Tonnes mined (000)	38,932	27,977
Ore tonnes mined (000)	4,597	3,353
Milling
Tonnes processed (000)	3,158	2,947
Head grade milled (g/t)	3.4	4.2
Recovery (%)	92.5	87.7
Ounces produced	316,539	351,591
Ounces sold	313,122	349,660
Average price received+ ($/oz)	1,162	864
Cash operating costs ($/oz)	647	475
Total cash costs ($/oz)	712	525

Production results for the 12
months ended December 31,	2010	2009
Profit from mining activity ($000)	140,717	118,326
Gold sales+ ($000)	363,717	301,963

+	Includes 41,748 ounces for the year ended 31 December 2010 (31 December 2009: 84,996 ounces) delivered into the hedge at $500/oz (year ended 31 December 2009; $435/oz).
     Higher revenues were partially offset by higher mining costs, primarily due to increased open pit mining costs resulting from increased tonnes mined, deepening pits, revised mining rates and the introduction of a second mining contractor at the site, necessitated in part by the slower build up in tonnes from the underground mine.
Ore Reserves
     Total ore reserves for the years ended December 31, 2010 and 2009 are inclusive of depletions due to mining and additions from the Loulo 3 open pit.

								Attributable
								gold**
		Tonnes		Grade		Gold		(Moz)	(Moz)
		(MT)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(80%)	(80%)
at 31 December	Category	2010	2009	2010	2009	2010	2009	2010	2009
Mineral reserves***
☐ Stockpiles	Proven	2.15	1.11	1.65	1.78	0.11	0.06	0.09	0.05
☐ Open pit	Proven	2.38	4.44	4.19	3.91	0.32	0.56	0.26	0.45
	Probable	1.66	2.46	2.48	2.47	0.13	0.20	0.11	0.16
☐ Underground	Proven
	Probable	39.23	41.45	4.72	4.66	5.96	6.22	4.76	4.97
TOTAL MINERAL RESERVES*	Proven and probable	45.43	49.45	4.47	4.42	6.52	7.03	5.22	5.63

*	Open pit mineral reserves are reported at a gold price of $800/oz and an average cut-off of 1.23g/t and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr. Inigo Osei, under supervision of Mr. Onno ten Brinke, an officer of the company and competent person. Underground mineral reserves are reported at a gold price of $800/oz and a cut-off of 2.5 g/t and include dilution and ore loss factors. Underground mineral reserves were calculated by Mr. Chris Moffatt, an officer of the company and competent person.

**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on its 80% interest in Loulo.

***	Loulo reserves calculated at a weighted average cut off grade of 2.38g/t.
Operations
     Gold production of 316,539 ounces for the year was below management’s guidance of 400,000 ounces mainly due to lower plant throughput as a result of reduced plant availability and efficiency during the first six months of the year and the impact of lower run of mine grades due to the slower than planned build-up of underground production.
     Lower gold production negatively impacted gold sales which totaled $363.7 million for the year. This was offset by the higher gold price received. Total royalties paid during the year amounted to $20.4 million and cash operating costs totaled $202.6 million, resulting in profit from mining activities of $140.7 million for 2010.
     The total cash cost for the year was $712/oz of gold sold. Capital expenditure for the year was $86.9 million and this was covered by the cash flows generated by the mine during the year.
Underground Mining and Development
     Following the termination due to poor health, safety and environmental performance of the former underground contractor at the end of 2009, African Underground Mining Services Mali SARL (AUMS) has been contracted for the underground development of

Gara and recently joined us in the further development of the Yalea underground mine with the commencement of another decline from the base of the Yalea pit.
     Yalea Underground Development: During 2010, a total of 4,806 meters of development was completed and 647,810 tonnes of ore at a grade of 3.69g/t was hauled to surface. The Yalea declines have now been advanced to a distance of 2,004 meters from surface and a vertical depth of 327 meters. Overall development was down on budget and against 2009. Stoping saw an improved performance during 2010 against 2009 but was also below target.
     Gara Underground Development: During 2010, a total of 1,879 meters development was completed. The Gara declines have now been advanced to a distance of 614 meters and a vertical depth of 127 meters. Overall development is down on plan, due to the influx of water during the fourth quarter and a starting date delay, but development rates picked up towards the end of the year.
     The following table shows a summary of the underground section’s progress to date:

	Development	Ore		Ounces
at 31 December 2010	(meters)	(tonnes)	Grade (g/t)	mined (oz)	Total (tonnes)

YALEA
Q1	1,611	158,944	4.32	22,056	215,461
Q2	1,501	123,880	3.88	15,471	187,363
Q3	909	157,196	3.40	17,174	196,894
Q4	785	207,790	3.30	22,071	275,895
TOTAL 2010	4,806	647,810	3.69	76,772	875,613
Total 2009	5,788	500,267	4.38	70,395	763,677
Total 2008	3,860	105,411	4.13	13,982	288,298
TOTAL YALEA	14,454	1,253,488	4.14	161,149	1,927,588
GARA
Q1	—	—	—	—	—
Q2	265	—	—	—	24,346
Q3	628	—	—	—	56,613
Q4	986	—	—	—	94,742
TOTAL 2010	1,879	—	—	—	175,701
TOTAL GARA	1,879	—	—	—	175,701
Processing
     The utilization of mills and crusher was 84.9% and 70.9% respectively during 2010, while the average engineering availability was 90.5% and 81.1%. The mill and crusher have engineering standards of 95% and 85%. The negative variance for the mills is attributed to downtime due to various technical issues including a power outage.
     Major projects completed in 2010 include the upgrade of the secondary ore crushing circuit, a new warehouse, the Gara portal frames, vehicles and conveyor decline, the mill rotary magnet, the fourth tailing pump, and the installation of the Acacia module for gravity gold recovery. In 2011, the focus will be on the installation of the third mill, upgrading the power plant with additional medium speed energy efficient engines and the conversion of the medium speed engines to Heavy Fuel Oil (HFO) in order to increase the plant’s fuel efficiency.
Exploration
     In 2010, exploration continued to delineate open pit resource ounces from satellite deposits near the Loulo plant. Work concentrated on two main structures which not only host the Gara and Yalea deposits but also Loulo 3, Loulo 2, Loulo 1 and PQ10. While underground grade control drilling at Yalea extended the high grade mineralization associated with the purple patch.
Morila
     Morila is owned by a Malian company, Société des Mines de Morila SA (Morila), which in turn is owned 80% by Morila Limited and 20% by the Malian government. Morila Limited is jointly owned by ourselves and AngloGold Ashanti Limited and the mine is controlled by a 50:50 joint venture management committee. Responsibility for the day-to-day operations rests with us.

     The mine was commissioned in October 2000 and, since the start of production to December 2010, has produced approximately 5.8 million ounces of gold at a total cash cost of $216 per ounce.
     As planned, the mine was converted in April 2009 from open pit mining to a 100% stockpile treatment operation. Gold production for 2010 was 238,607 ounces. Total cash cost for the year was $669 per ounce, including stockpile adjustments of $246 per ounce. The operation is expected to come to an end in 2013, although the mine is currently investigating the opportunity to retreat the TSF material, which would extend the mine life by approximately 5 years. Despite the drop in grade associated with processing the stockpiles, the mine still reported $133.9 million in profits from mining activity in 2010.
     In order to leave a sustainable source of economic activity for the local community after the closure, an agribusiness feasibility study has been advanced in conjunction with USAID.

Production results for the 12 months ended December 31,	2010	2009
Mining
Tonnes mined (000)	16	3,657
Ore Tonnes mined (000)	13	1,620
Milling
Tonnes processed (000)	4,354	4,303
Head grade milled (g/t)	1.9	2.7
Recovery (%)	90.7	91.4
Ounces produced	238,607	341,661
Ounces sold	238,607	341,661
Average price received ($/oz)	1,230	968
Cash operating costs ($/oz)	595	422
Total cash costs ($/oz)	669	480
Profit from mining activity
($000)	133,855	166,713
Stockpile adjustment# ($/oz)	246	98
Attributable (40% proportionately consolidated)
Gold sales ($000)	117,427	132,231
Ounces produced	95,443	136,664
Ounces sold	95,443	136,664
Profit from mining activity
($000)	53,542	66,685

#	The stockpile adjustment per ounce reflects the charge expensed/(credit deferred) in respect of stockpile movements during the period divided by the number of ounces sold. The total cash cost per ounce includes non-cash stockpile adjustments.
Ore Reserves
     Remaining reserves were lower than last year after mining depletion has been taken into account. Open pit mining activities ended in April 2009, and therefore the current reserves are based on already mined stockpiles only.

								Attributable
								gold**
		Tonnes		Grade		Gold		(Moz)	(Moz)
		(MT)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(40%)	(40%)
at 31 December	Category	2010	2009	2010	2009	2010	2009	2010	2009
Mineral reserves***
☐ Stockpiles	Proven	5.86	9.85	1.68	1.74	0.32	0.55	0.13	0.22
	Probable	6.69	6.91	1.14	1.14	0.24	0.25	0.10	0.10
TOTAL MINERAL RESERVES	Proven and probable	12.55	16.76	1.39	1.49	0.56	0.80	0.22	0.32

*	Stockpile mineral reserves are those stockpiles which are economic at a $800/oz gold price and reported at a 0.97g/t cut-off. Stockpile mineral reserves were calculated by Mr. Stephen Ndede, an officer of the company, and competent person.

**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on its 40% interest in Morila.

***	Cutoff grade of 0.97g/t used to calculate the Morila reserves.
Operations
     In April 2009, Morila managed a successful transition from the open pit operation to stockpile retreatment, operated by Mining and Rehandling Services.
     Initially, the conventional Carbon in Leach plant had been designed to treat 260,000 tonnes of ore. This plant was upgraded in 2004 to treat 360,000 tonnes and by the end of 2010, 4,353,877 tonnes of sulfide had been treated. In spite of the low grade ore being treated, good gold recoveries were achieved due to improved oxygen plant availability, good control of the leach parameters, the increase in the gravity recovery and the oxygenation system upgrade.
     Total ounces of 238,607 were produced during 2010 at a total cash cost of $669/oz sold. This translated into profit from mining of $133.9 million for the year which enabled the mine to pay dividends of $135.0 million to shareholders during 2010.
     The 91.5% engineering availability was in line with the 2010 plan despite the downtime associated with the SAG mill gearbox changeover in February and December, cyclone pump conversion in May and extended crusher maintenance during January. Planned maintenance using the PRAGMA system helped to further enhance the mine maintenance program.
     The mine generates its own power via a diesel electrical generating station equipped with five Allen engines (6 Mwatts each). Three are producing power, one is on maintenance and one is on standby. 2010 consumption at 130.7 mkWh was well contained and also contributed to cost savings.
Tailings Project
     During 2010, a study on the Morila Tailing Storage Facility (TSF) retreatment project was completed. Based on management’s estimates and reclamation scoping, the project showed marginal economics at a gold price of $1,200/oz but demonstrated significant benefits and costs savings as far as mine closure plans were concerned. Based on these conclusions, the board agreed that the project should proceed to a bankable feasibility study.
Mine Closure
     Currently the plan provides for mine closure in 2013. However, the outcome of the TSF retreatment feasibility study could impact on the closure plan, its costs and risks as well as its timing.
     An internal closure coordinator has been appointed and the Ministry of Mines has revived the closure committee (including representatives from government, the local community, employees and management). The committee met quarterly in Bamako to review the closure plan and the mine’s activities related to closure.
     A communication campaign was conducted at local and regional level to inform all the stakeholders of the closure plan and the possible options.
     Work continued on the agribusiness project which is planned to ameliorate the impact of mine closure on the local economy by offering alternative employment and economic opportunities to the local community. During the year the project, which has now partnered with a number of NGO agencies, progressed to a stage in which pilot poultry, animal husbandry, honey production and fishing projects are being initiated to test the viability and sustainability potential of each activity.
     The key next steps to be addressed in order to roll out the larger project is the completion of a final comprehensive integrated feasibility study and business plan along with a solution regarding land ownership issues.

Tongon
     Tongon is owned by an Ivorian company, Société des Mines de Tongon SA, in which we have an 89% interest, the State of Côte d’Ivoire a 10% interest, and the remaining 1% held by a local Ivorian company.
     The Tongon project is located within the Nielle exploitation permit in the north of Côte d’Ivoire, 55 kilometers south of the border with Mali.
     Tongon is an open-cut mining operation and employs the four standard mining practices of drill, blast, load and haul. Mining started in April 2010 and Tongon has a ten year Life of Mine (LOM). Two main pits are scheduled in the LOM as follows:
•	South Zone pit will be mined from 2010 to 2016 to the final pit bottom; and

•	North Zone pit, which is smaller than the South Zone, will be mined from 2015 to 2019.

Production results for the 12
months ended December 31,	2010
Mining
Tonnes mined (000)	7,520
Ore tonnes mined (000)	898
Milling
Tonnes processed (000)	355
Head grade milled (g/t)	2.67
Recovery (%)	92.2
Ounces produced	28,126
Ounces sold	4,698
Average price received ($/oz)	1,389
Cash operating costs ($/oz)	418
Total cash costs ($/oz)	459
Profit from mining activity ($000)	4,369
Gold sales+ ($000)	6,527
Ore Reserves
     Ore reserves at Tongon are sourced within two open pits, the Northern and Southern Zone. Mining commenced in the Southern pit in April 2010. Ore reserves are slightly lower this year compared to 2009 due to depletion from mining in and geological model changes form the inclusion of advanced grade control drilling over the two open pit reserves, which saw reserves increase in the northern pit but decrease in the southern pit.

								Attributable
		Tonnes		Grade		Gold		gold**
								(Moz)	(Moz)
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(89%)	(89%)
at 31 December	Category	2010	2009	2010	2009	2010	2009	2010	2009

Mineral reserves***
☐ Stockpiles	Proven	0.42	—	1.93	—	0.03	—	0.02	—
☐ Open pit	Probable	36.69	38.02	2.47	2.63	2.91	3.22	2.59	2.87
TOTAL MINERAL RESERVES*	Proven and probable	37.11	38.02	2.46	2.63	2.94	3.22	2.62	2.87

*	Open pit mineral reserves are reported at a gold price of $800/oz and 0.85g/t cut-off and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr. Samuel Baffoe, an officer of the company, under the supervision of Mr. Onno ten Brinke, an officer of the company and competent person.

**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on its 89% interest in Tongon.

***	Cutoff grade of 0.85g/t used to calculate the Tongon reserves.

Operations
     Tongon started production during the fourth quarter of 2010 and 355,000 tonnes of ore was milled at a grade of 2.67g/t. The mine produced 28,126 ounces at a total cash cost of $459/oz sold. Profit from mining was $4.4 million. This was impacted by 23,428 ounces that were unsold at year end resulting from disruptions in Côte d’Ivoire following the disputed elections in November 2010.
Mining
     Mining operations are carried out by Mine de Tongonaise SA (ToMi), a contract mining company and subsidiary of DTP Terrassement. The mine operates 24 hours a day based on a working roster of three eight-hour shifts. The major load and haul mobile fleet consists of one Liebherr 984 and three Liebherr 9350 diggers and 15 Cat 777F haul trucks. The mining feet has an annual capacity of approximately 26Mtpa at a strip ratio of 4:1.
Processing
     The Tongon plant design is based on well-established gravity/flotation and Carbon in Leach technology. The plant is designed to treat 3.6 million tonnes per annum of oxide, transition and sulfide ores which can be campaigned through the plant separately or fed in a combination if required. There is a common primary crushing plant for oxides and sulfides. Oxides, which may at times contain high clay quantities and moisture content, have been identified to potentially cause material handling problems when processed through the full crushing circuit. As a result, the design allows the plant to bypass the secondary and tertiary crushing circuit, thus feeding primary jaw crusher product of size 100% passing 300 millimeters directly onto the ball mill feed conveyor, bypassing the stockpiling facility.
     Transition and sulfide ores are treated through a primary, secondary and tertiary crushing circuit to produce a ball mill feed of size 100% passing 20 millimeters. The primary crushing plant consists of a complete standby circuit, which allows higher, but also more consistent throughput and better maintenance planning. Milling consists of two ball mills when treating oxide, transition or sulfides. The discharge from each is pumped in separate cyclone feed pump and classifier systems.
     First ore was fed through mill no. 1 in October 2010. The feed rate was steadily increased via one mill, as the process circuits and systems were debugged, up to the designed throughput rate of 456tph.
     Gold recovery of 92.2% was better than forecast and overall 28,126 ounces of gold was produced.
Engineering
     Overall mill availability was 72.6% for 2010. A gradual increase in mill availability was obtained from 69.7% in October to 77.6% in December. Commissioning issues mainly associated with feeding the softer clay containing ore through the system were systematically addressed by the engineering team as part of the commissioning process which included ongoing modifications and operational enhancements with respect to the relevant process sections to facilitate ease of tonnage throughput and improvement in efficiency of key process circuits.
     The power plant availability and utilization were 90% and 51% respectively for 2010. All 20 of the power plant generators, including the PLC automatic synchronization, were commissioned ahead of the plant start-up.
Developments
Grid Power
     The Korogho substation is 90% complete. The main outstanding items are the installation of the related equipment and the 33kV link to the national grid. The forecast grid power line completion date is the second quarter of 2011.
Tongon and Poungbe Village Electrification

     An agreement between Tongon and Enterprise d’Electricite, CIE and Power Management and Electrical Services was reached with respect to the electrification of Tongon and Poungbe villages. The project started in January 2011 and is scheduled for completion in the second quarter of 2011.
Maintenance Planning
     The software system ‘On Key’ from Pragma which was chosen as the CMMS system to be used at our operating mines has been 80% installed at Tongon. Loading of the lubrication and preventative maintenance tasks for the process plant is complete. Extensive configuration work remains to streamline the generation of job cards for these tasks and ensure these fit in with the existing business processes and staffing configurations.
Exploration
     In terms of exploration, 2010 was a critical year which saw great improvements in our understanding of the Senoufo Greenstone Belt. This followed the completion of an airborne EM survey flown in January, which enabled not only a reinterpretation of the geological and structural framework but also a target generating and prioritization exercise. Since then, follow-up work was focused on the most prospective targets within a 15 kilometer radius from the plant. These have been advanced through mapping, RAB, RC drilling and trenching.
Gounkoto
     The Gounkoto project is located approximately 25 kilometers south of the Loulo gold plant on the Loulo Exploitation Permit. We hold an effective 80% interest in the project.
     The project moved rapidly in 2009 from a greenfields exploration find through a scoping study and completed a prefeasibility study in the first quarter of 2010. In addition, the environmental and social impact assessment and feasibility study were completed during 2010.
     We are currently engaged in the process of applying for the formation of the new Gounkoto Exploitation Permit which is planned to be split from the current Loulo permit, and which will be owned by a separate company, Société des Mines de Gounkoto SA.
     The Gounkoto mine development (Gounkoto) is located within the Kedougou-Kenieba erosional inlier which is underlain by Lower Proterozoic Birimian metasedimentary-volcanic sequences. The area is extensively laterized and covered by depositional regolith, with approximately only 6% outcrop. The host rocks to the Gounkoto mineralization are a sequence of the grained arkoses which have suffered an early silica carbonate alteration event. More than 95% of the sulfide is pyrite (with minor arsenopyrite and chalcopyrite) and additionally gold tellurides are present. Mineralization is bounded by a hangingwall shear and footwall mylonite. In the hangingwall there is a prominent limestone unit which is used as a marker horizon.
Ore Reserves
     Following the completion of the mineral reserve in September 2010, drilling continued and completion of a revised geological model was incorporated into the feasibility study to produce mineral reserves as at December 31, 2010.

								Attributable
		Tonnes		Grade		Gold		gold**
								(Moz)	(Moz)
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(80%)	(80%)
at 31 December	Category	2010	2009	2010	2009	2010	2009)	2010	2009

Mineral reserves***
☐ Open pit	Probable	17.11	7.47	5.10	6.83	2.80	1.64	2.24	1.31
TOTAL MINERAL RESERVES*	Probable	17.11	7.47	5.10	6.83	2.80	1.64	2.24	1.31

*	Open pit mineral reserves are reported at a gold price of $800/oz and 1.40g/t cut-off and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr. Onno ten Brinke, an officer of the company and competent person.

**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on its 80% interest in Gounkoto.

***	Cutoff grade of 1.40g/t used to calculate the Gounkoto reserves.

     Further potential exists below the present design pit where an additional 11.04 million tonnes at 5.54g/t for 1.96 million ounces of mineralized material supports the potential of underground extensions. Drilling is currently underway to test depth and strike extensions and these results will be used to evaluate upside potential from extending the Gounkoto orebody together with incremental material from Faraba and P64.
Feasibility Study
     A feasibility study was completed on the revised open pit mineral reserve calculated in September 2010. The feasibility is based on a toll treat project whereby the ore is mined and fed through an onsite fixed crusher at Gounkoto. The crushed ore is then to be loaded onto dedicated haul trucks and trucked and direct fed into the Loulo plant. Infrastructural development will include two diversion dams and a diversion trench to divert the seasonal rain flows from the east. Support facilities will include accommodation, workshops and offices. The use of the Loulo plant to process Gounkoto as opposed to building a standalone operation at Gounkoto is better utilization of the current infrastructure and human capital and has reduced the environmental footprint. It has significant synergies with the present open pit mining fleet which are nearing the completion of open pit mining at Loulo, while it also allows for the faster realization of value from Gounkoto as opposed to a standalone operation and as such is better use of our capital.
     An economic assessment on the financial viability of the Gounkoto project open pit reserve has been carried out, based on the following parameters summarized below:
•	Total ore mined of 13.79 million tonnes of ore containing 2.3 million ounces of gold at a strip ratio of 9.7:1, to give total tonnes mined of 147 million tonnes;

•	Mining costs average $2.86/tonne over the life of mine;

•	Crush and haul costs average $5.22/tonne ore;

•	Mill throughput of 100,000 tonnes per month to be treated at the Loulo plant;

•	Plant costs average $21.69/tonne;

•	Average plant recovery of 93%;

•	G&A cost is $5.19/tonne over life of mine, including outside engineering costs;

•	Capital cost is $84.7 million including site construction, plant upgrade, preproduction and ongoing capital.
     A financial model was run using a $1,000/oz gold price with an average 1.2M tonnes per year throughput, together with a 5 year tax holiday and 6% royalty which produced the following:

•	Initial capital payback period	2.0 years

•	Mine Life (post processing plant commissioning)	11 years

•	Net after tax cashflow	$747m

•	IRR	69%

•	Total cash cost	$420/oz
     Based on the positive financial results the board approved the development of Gounkoto project.
Development
     Mining started in January 2011 with ore currently stockpiled until the crusher station is ready, which is expected to be in the third quarter of 2011. The dam and river diversion together with support facilities are planned for completion by midyear. Project work will continue to develop the underground resources and complete the initial design studies on the underground opportunities. In addition, a heap leach prefeasibility study is being carried out to potentially process the low grade Gounkoto material and the satellite deposits of Faraba and P64.
Exploration
     The exploration team at Gounkoto has been solely focused on completing the fast-tracked feasibility study and has succeeded in progressing the field work for the project from first borehole to submitted feasibility document in 26 months. Work at Gounkoto has included all resource definition drilling on the main orezone and the footwall and hangingwall structures.

     The team has also completed the metallurgical, piezometric, geotechnical drilling and advanced grade control drilling and has sterilized the area around the pit to allow for the construction of the infrastructure.
Massawa
     The Massawa project is situated in eastern Senegal, approximately 75 kilometers west of the border with Mali. We hold an effective 83.25% interest in the project. The government of Senegal retains a 10% carried interest in the project while the balance is held by a Senegalese joint venture partner.
     Massawa is located within the Kedougou-Kenieba erosional inlier which is underlain by Lower Proterozoic Birimian metasedimentary-volcanic sequences. Regionally it is located on the plus 150 kilometer long northeast-southwest trending Main Transcurrent Shear Zone (MTZ) which is a significant transcrustal dislocation between the Mako Supergroup (basaltic flow rocks, minor intercalated volcaniclastics, and ultramafic sub volcanic intrusions) and the Diale-Dalema Supergroup (volcano-sedimentary to sedimentary rocks) within the Kedougou-Kenieba inlier. Mineralization at Massawa locates in various lithologies but is structurally controlled within anatomizing shears which converge to the north.
Prefeasibility study
     A prefeasibility study was completed by the end of 2009 and highlighted the complex nature of the metallurgy. Dedicated metallurgical drilling and extensive metallurgical testwork was undertaken this year to improve our understanding of geochemical and metallurgical characterization of the ore. Batch testwork completed has shown pressure oxidation to be very effective in releasing the gold from the sulfides. Significant additional bondwork testwork was also conducted which confirmed the hardness of the ore. This combined with the PoX process will make the Massawa project a high energy user and thus alternative options to diesel and heavy fuel oil power generation are required. Additional drilling was also conducted to test the geological model of the central zone which resulted in a revised geological model of higher tonnage and lower grade.
Ore Reserves
     Ore reserves were calculated by incorporating the new geological model into the 2009 prefeasibility, using a $800 per ounce gold price, for the pit design.

								Attributable
								gold**
		Tonnes		Grade		Gold		(Moz)	(Moz)
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(83.25%)	(83.25%)
at 31 December	Category	2010	2009	2010	2009	2010	2009	2010	2009

Mineral reserves***
☐ Open pit	Probable	17.42	10.51	3.36	4.62	1.88	1.56	1.56	1.30

TOTAL MINERAL RESERVES*	Proven and probable	17.42	10.51	3.36	4.62	1.88	1.56	1.57	1.30

*	Open pit mineral reserves are reported at a gold price of $800/oz and 1.1g/t cut-off and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr. Onno ten Brinke, an officer of the company and competent person.

**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on its 83.25% interest in the Massawa gold project.

***	Cutoff grade of 1.1g/t used to calculate the Massawa reserves.
Development
     Due to the time required to secure a power solution, further pilot plant testwork has been put on hold. The exploration team has been mobilized to delineate and test the large number of satellite targets in the area with the focus of finding additional non-refractory mineralization that could incrementally add to the project.
     A heap leach study will also be undertaken to determine if this could be a viable option for the low grade non-refractory material available that will be delineated further by the ongoing exploration programs.
Exploration

     The exploration team focused on determining the geological controls within the Massawa orebody and followed up with further exploration on Sofa, Delaya, Bakan Corridor and Bambaraya.
Kibali
     The Kibali project is controlled by a 50:50 joint venture, between ourselves and AngloGold Ashanti Limited, which holds an effective 90% interest in Kibali Goldmines SPRL.
     The remaining 10% of the shares are held by Sokimo, the parastatal mining company of the DRC. We acquired our interest in this project following the acquisition of Moto Goldmines, in conjunction with AngloGold Ashanti, and the further acquisition of a 20% interest from Sokimo on behalf of the joint venture. The Kibali project is located some 560 kilometers northeast of the city of Kisangani and 150 kilometers west of the Ugandan border town of Arua in the northeast of the DRC.
Geology and Mineralization
     The goldfields at the Kibali gold project are located within the Moto greenstone belt, which is comprised of the Archaean Kibalian (Upper and Lower) volcanisedimentary rocks and ironstone-chert horizons that have been metamorphosed to greenschist facies. The goldfields at Kibali are transgressed by regional-scale north, east, northeast and northwest trending faults and are bounded to the north by the Middle Archaean West Nile granite-gneiss complex and cut to the south by the Upper Congo granitic complex. The stratigraphy consists of a volcanisedimentary sequence comprising fine-grained sedimentary rocks, several varieties of pyroclastic rocks, basaltic flow rocks, mafic-intermediate intrusions (dykes and sills) and intermediate-felsic intrusive rocks (stocks, dykes and sills). The sequence is variably altered from slight (texture benign) to intense (texture destructive) such that in some cases the protolith rock is unrecognizable. In the Kibali district the majority of gold mineralization identified to date is disseminated style, hosted within a sequence of volcaniclastics, coarse volcaniclastics, sedimentary rocks and banded ferruginous cherts. The mineralization is generally structurally controlled and associated with quartz-carbonate alteration and pyrite.
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
Ore Reserves
     Following the completion of the Moto acquisition, we have moved swiftly to update the ore reserves, retaining the services of SRK Consulting in Perth, supported by in-house skills from both ourselves and AngloGold Ashanti, to ensure continuity with regards to the updates.
     Open pit reserves have been calculated in house, while SRK Consulting completed an update of the underground ore reserves based on a $800 gold price. New reserve numbers are presented below and reflect a significant increase in underground ore reserves to almost 7 million ounces, bringing the total ore reserve number to 10.05 million ounces. The main changes to the ore reserve resulted from the inclusion of additional stopes in the mine design.

								Attributable
		Tonnes		Grade		Gold		Gold**
								(Moz)	(Moz)
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(45%)	(45%)
at 31 December	Category	2010	2009	2010	2009	2010	2009)	2010	2009

Mineral reserves***

☐ Open pit	Probable	37.38	33.55	2.67	3.02	3.21	3.26	1.44	1.47
☐ Underground	Probable	36.94	30.25	5.76	6.10	6.84	5.93	3.08	2.67

TOTAL MINERAL RESERVES*	Probable	74.32	63.80	4.21	4.48	10.05	9.19	4.52	4.14

*	Open pit mineral reserves are reported at a gold price of $800/oz and an average cut-off of 1.08g/t and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr. Onno ten Brinke, an officer of the company and competent person. Underground mineral reserves are reported at a gold price of $800/oz and a cut-off of 2.1g/t and include dilution and ore loss factors. Underground mineral reserves were calculated by Mr. Paul Kerr, an officer of SRK Consulting and competent person.

**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on its 45% interest in the Kibali gold project.

***	Kibali reserves calculated at a weighted average cut off grade of 1.59g/t.
Progress
     All key pre-production targets set for 2010 have been met by the Kibali development team and the project is on track for the start-up of construction by the middle of 2011, six months earlier than was originally scheduled.
     The implementation of the RAP is already underway, with the acquisition from the State of the site for a new town, to be known as Kokiza, as well as farmland. Model homes have been built and the process of house selection by each of the families involved has started. The company and its partners continue to work with the local community to alleviate the loss of income derived from illegal informal mining, which has been ended on the site. Alternative work programs have already been created and these include the production of basic building materials to be used for the construction of the RAP houses as well as the mine. Progress on other fronts includes the substantial upgrading of the regional infrastructure through the completion ahead of schedule of the roads between Aru/Doko, Nzoro and Aru/Arriwara — the latter being a contribution towards the president’s priority fund aimed at improving infrastructure. The completion of these roads has already directly benefited the local communities by improving the availability of basic goods and therefore significantly cutting their cost of living. The Aru/Doko road is particularly significant as it links Kibali with international ports.
Feasibility Study
     An update to the feasibility study along with an updated financial model was generated based on a new mining plan which incorporated an integrated mining plan including multi open pit and underground schedule. The study will now go through a process of further internal and external review and optimization of the mining and processing rates, capital estimate scheduling ahead of final design and approval which is targeted for mid 2011. The revised open pit and underground mining designs and schedules support a 4Mtpa operation over an estimated 19 year mine life. Updated processing costs and G&A costs have been generated based on the larger plant throughput. A full flotation plant is expected to be commissioned on plant start-up, planned for late 2013. Full flotation and flash flotation circuits will be incorporated due to an overall increase in gold recovery. Carbon in Leach (CIL) treatment of the flotation tailings stream will be utilized as this significantly enhances the overall process recovery. During the update of the feasibility an opportunity for a larger project of 6Mt throughput was also identified, due to the large build up in ore stockpiles. As the feasibility update continues, more work will be done to optimize the project for the benefit of all stakeholders.
     The underground mine design was completed by SRK Perth and consists of an initial single decline that accesses the ore beneath the KCD pit and then connects with a vertical shaft ore hoisting system to exploit the high tonnage stopes of the 5,000 lode and deeper 9,000 lodes. A trade off investigation points towards a blind sink of the vertical shaft being the preferred method, thus divorcing the capital sink from the operating mine as opposed to a drill and ream method of shaft sinking which would intrinsically link the decline development to the shaft progress. RSV Perth has been awarded the feasibility study for the shaft, which is targeted for completion in May 2011, pending the completion of geotechnical drilling.
     The updated study, which is based only on existing reserves, currently anticipates:
•	Total open pit ore mined of 37 million tonnes of ore containing 3.2 million ounces of gold at a strip ratio of 3.8:1, to give total tonnes mined of 141 million tonnes;

•	Total underground ore mined of 37 million tonnes of ore containing 6.8 million ounces of gold;

•	Open pit mining costs average $3.40/tonne over the life of mine;

•	Underground mining costs of between $31 and $34/tonne

•	Mill throughput of 4 million tonnes per year;

•	Plant costs average $11.79/tonne;

•	Open pit metallurgical recoveries between 83 and 86% depending on ore type

•	Underground metallurgical recoveries of 91%

•	G&A cost is $4.43/tonne over life of mine, including outside engineering costs;

•	Life of Mine capital cost, including 2010 expenditure, is $1.4 billion including site construction, plant, hydropower installations, preproduction and ongoing capital
     The financial model carried out using a $1,000/oz gold price gave the following returns and cash costs of production:

IRR	21%
Total Cash Cost per ounce	$388/oz
Development
     The first six months of 2011 will be dominated by the completion of the detailed costing and designs for the underground operation, shaft complex and detailed Tailings Storage Facility design and the costing to optimize the feasibility. Hydropower technical feasibility and environmental and social impact assessment studies are to be completed. This will be coupled with the start of pre-construction and establishment of the construction camp and brick making facilities. Advanced grade control drilling on the KCD pit is planned for the third quarter of 2011 in preparation of mining works. The physical implementation of the RAP started with the construction of the first houses in February 2011. The program is expected to take 24 months to complete.
     Specification of long lead time items will be completed in the second quarter to enable finalization of tender bids for the start of the construction phase for underground, surface operations and hydropower projects at the beginning of the third quarter of 2011.
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
     Work undertaken included: diamond drilling (44 holes completed, 8,484 meters); core review of selective KCD holes (60 holes) and geological modeling; surface mapping of the KCD — Gorumbwa area; the completion of two strategic holes (1,557 meters) in the KCD — Gorumbwa gap; ongoing soil geochemistry over block 1 west of KCD, where four new gold anomalies were identified; sampling of the old Durba mill (251 samples); first pass interpretation of the airborne magnetic data; and reconnaissance pitting (10 pits) on the ATF concession.
     Objectives in 2010 at Kibali included continued reserve determination, not only on the KCD deposit but also the satellite deposits; the identification of new near mine ore reserves; and generative work on the wider lease area through the completion of soil sampling and an airborne electro-magnetic survey.
     The exploration team completed a detailed analysis of the KCD deposit, resulting in a new geological model which supported a growth in reserves from 4.5 million ounces at acquisition to 10.05 million ounces at the end of December 2010. Continuity of mineralization was confirmed between the Sessenge and KCD deposits and remains open down plunge. This will be tested by a program of deep drilling in 2011.
     An airborne electromagnetic survey was flown over the permit holding. Three-dimensional modeling and the integration of additional geological datasets has prioritized targets for drilling in 2011.
EXPLORATION REVIEW
     We have a portfolio of projects within some of the most prospective gold belts of both West and Central Africa. We have exploration projects in five African countries hosting 275 targets on 13,583 square kilometers of groundholding. We have an exploration team of more than 70 geoscientists.
Mali
Loulo
     In 2010 exploration delivered on two key objectives:

•	Completion of a positive feasibility study at Gounkoto

•	Delivery of additional open pittable mineral resources to the Loulo plant
Gounkoto
     At Gounkoto, a positive feasibility was completed on the back of mineralized material totaling 5.53 million ounces at 5g/t. Work included drilling for mineralized material definition, metallurgical testwork, piezometry, sterilization of infrastructure and advanced grade control. All forms of drilling totaled 99,120 meters during 2010.
     The host rocks to the Gounkoto mineralization are a sequence of fine grained arkoses which have suffered an early silica carbonate alteration event. More than 95% of the sulfide is pyrite (with minor arsenopyrite and chalcopyrite) and additionally gold tellurides are present. Mineralization is bounded by a hangingwall shear and footwall mylonite. In the hangingwall there is a prominent limestone unit which is used as a marker horizon.
     The mineralization at Gounkoto has now been intersected over a 1.9 kilometer strike length and down to a depth of 642 vertical meters. The geometry of the Gounkoto system varies along its length as well as down dip and variations in strike, dip and thickness are closely related to grade distribution. Structural intersections also played an essential role in focusing fluid flow and multiple plunging zones projected from surface have been confirmed by deeper drilling, highlighting the good potential for underground mineable resources. Additional upside has been identified in the deposit as detailed below:
     Southern pit area: near-surface drilling has identified an area of wide, high grade mineralization in the southern part of the deposit: GKAGCRC119 — 61.00 meters at 8.09g/t from 35.00 meters and GKAGCRC120 — 78.00 meters at 4.74g/t from 28.00 meters. Drilling is ongoing and results suggest this is a dilation zone within the main structure which plunges to the north and has a strike potential of 125 meters to a vertical depth of nearly 90 meters.
     Fe structure: A north-south orientated iron rich structure which locates to the west of the main zone is providing further upside following RC drilling. Drill hole GKAGCRC293 — 19.00 meters at 10.72g/t from 3.00 meters and GKAGCRC294 — 26.00 meters at 14.56g/t from 32.00 meters. The weighted average gold grade from drilling is 4.4g/t over a strike length of 275 meters, to vertical depths of 120 meters and a true thickness of 12 meters.
     Jog zone: A broad zone of high grade mineralization has been intersected at the base of the $700 pit shell, over a strike length of 100 meters. GKDH281 — 100.00 meters at 8.37g/t from 197.20 meters, GKDH285 — 93.45 meters at 5.51g/t from 182.00 meters, GKDH286 — 47.05 meters at 6.20g/t from 122.95 meters and GKDH283 — 55.30 meters at 11.60g/t from 187.50 meters.
     Hangingwall: Drilling on the hangingwall has confirmed continuity of gold mineralization associated with Si-Alb-CO3 alteration within a brittle fault, striking approximately north-south; average gold grade from drilling is 2.2g/t over a 500 meter strike length. Mineralization is open in all directions with both shallow and steep high grade plunges evident. The follow-up of these will be prioritized as part of a program to advance the underground conceptual study in 2011.
Gounkoto Region
     The southern half of the Loulo mining permit is developing into a new, significantly mineralized district. At the P64 target, 300 meters northwest of Gounkoto, previous work including trenching, diamond core and RC drilling, identified a 145 meter long strongly mineralized zone with the following intercepts: P64C13 — 26 meters at 6.29g/t, P64C4 — 34.45 meters at 8.85g/t, P64C5 - 21 meters at 4.87g/t, P64C6 — 24 meters at 2.81g/t, P64C7 — 25 meters at 2.40g/t, P64RC05 — 71 meters at 1.67g/t, and P64RC06 — 81 meters at 1.75g/t. Mineralization is hosted in a tourmalinized greywacke with weak chlorite alteration.
     Two kilometers southeast of Gounkoto is Faraba where mineralized material of 567,000 ounces at 2.60g/t has been previously delineated. Mineralization at Faraba locates where the north-south striking shear system intersects favorable coarse grained lithological layers. The resulting mineralization occurs as sub-horizontal to gently plunging shoots with blade-like morphology.
     In 2011, drill programs will further test P64 and Faraba as well as Toronto and additional targets highlighted by an update generative study.
Loulo 3

     The Loulo 3 target has developed into a significant satellite deposit and a 1.7 kilometer long open pit. During 2010 a total of 1.93 million tonnes of ore were mined at a grade of 3.05g/t for 189,491 ounces. Geologically the deposit trends northeast and is bound both in the hangingwall and footwall by fine grained semi-pelitic units termed SQR (after the French term schistose quartz rosé meaning argillaceous pink quartzite). Mineralization is hosted within a coarse grained greywacke which has been variably altered by silica and tourmaline. Intersecting north-south to north-northwest orientated structures, which are shallow dipping to the east, control high grade plunging shoots.
     A program of nine diamond holes for 2,380 meters is ongoing to test Loulo 3 at 160 to 180 meters vertical depth, testing beneath the base of the $1,000 pit shell, the extent of which is limited by data constraints. To date, four diamond holes totaling 1,102 meters have been drilled along the entire strike length of the deposit at approximately 400 meters spacing. The holes confirmed the geological model and returned very encouraging mineralization: L3DH33 — 4.7 meters at 2.50g/t from 235.1 meters, L3DH35 — 6.0 meters at 4.59g/t from 224 meters, L3DH36 — 10.4 meters at 10.22g/t from 221.15 meters and L3DH39 — 9.5 meters at 7.59g/t from 183 meters.
Yalea Structure
     The Yalea structure is highly mineralized, hosting the deposits of Yalea and Loulo 3, as well as a number of surface targets.
     At Loulo 1, 22 RC holes totaling 1,623 meters were drilled over a 630 meter strike length to a vertical depth of 50 meters. Mineralization (5 to 15 meter thickness) follows the strike and dip of the lithological layering, trending northnortheast-northeast and dipping east at between 50 and 60 degrees. Sulfides are present predominantly as disseminated pyrite within the tourmalinized greywacke and quartz tourmaline. Results from the RC drilling include: L1RC18 — 5 meters at 4.43g/t from 7 meters, L1RC21 — 8 meters at 5.21g/t from 12 meters, L1RC22 — 8 meters at 4.71g/t from 62 meters and L1RC30 — 11 meters at 4.54g/t from 22 meters. Global mineral resource estimates amount to 23,858 ounces at 2.65g/t.
     The priority in 2011 for exploration is the five kilometer segment from Loulo 3 to Loulo 1, which is a zone of continual gold anomalism and mineralization including the surface targets of Loulo 2 and the Loulo 2-3 Gap. An initial program of deeper diamond drilling will be completed on 500 meter drill centers to vertical depths of 200 meters. Surface RC drilling will also continue to define satellite open pits.
Yalea Underground Drilling
     Grade control drilling defined additional high grade mineralization on the margins of the ‘purple patch’: YUDH109 — 25.60 meters at 10.65g/t and YUDH112 — 21.35 meters at 10.88g/t.
     In 2011, as underground development advances, grade control drilling will continue to target extensions to high grade mineralization as geological models are updated and refined.
Gara Structure
     PQ10: On the Gara structure, attention focused on the PQ10 target. Forty-six holes for 3,504 meters were drilled over a strike length of 600 meters testing the western mineralized structure. The geology consists of finely laminated sediments units which bound mineralized pink quartzite (QR) units. The SQR units are weakly foliated, striking 185 to 195 degrees and dipping 50 to 70 degrees west. Brittle-ductile shears are present in the QR units. Subsequently a small resource was mined: 60,806 tonnes at 4.11g/t (8,035 ounces). The eastern structure is narrow with a true width of 7 meters and average grade of 1.8g/t. Additional upside has been identified at PQ10 South 7 RC holes defined mineralization along a steep east-dipping shear which cross-cuts the western limb of an open antiform. The weighted average gold grade is 2.2g/t over a true width of 6 meters.
Other Loulo Targets
     During the year the potential of all the Loulo satellites was evaluated. This involved a data review and updated geological estimates, fieldwork and in the case of Bolibanta, drilling. Additionally, pit shells and resources have been calculated for the most promising of the satellites around Loulo and these will be further evaluated by exploration in 2011. The combined potential from all the Loulo satellites is approximately 270,000 ounces at 2.8 g/t.

Senegal
Bambadji
     On the Bambadji permit in Senegal, adjacent to both Loulo and Gounkoto, work progressed from reconnaissance exploration, through RAB and RC drilling and culminated in diamond drilling on specific targets which have analogies to Gara, Yalea and Gounkoto styles of mineralization. By the year end, six holes had been drilled on two targets: Kolya and Waraba. The program has intersected strongly deformed and altered rocks containing pyrite mineralization at both targets. However, intersections from the Kolya target have so far confirmed a narrow mineralized quartz tourmaline (QT) system beneath strong gold mineralization at the surface. At Waraba, the holes intersected a large alteration system on the margin of an albitite intrusive. The remaining priority targets for this initial phase of drilling are Kach, Gefa, Baqata and Mananord.
Massawa
     The Massawa gold project is located within the Kounemba permit in eastern Senegal which geologically lies within the 150 kilometer long Mako greenstone belt. The Mako greenstone belt, comprises mafic-ultramafic and felsic volcanic rocks intruded by granitoids. A regional crustal scale shear zone, the Main Transcurrent Shear Zone (MTZ) with northeast-southwest trend exploits the lithological contact between the Mako and the Dialé-Daléma Supergroups and is the host structure to mineralization at Massawa.
     A total strike length of 8.5 kilometers has been drilled, but only a 4 kilometer portion of this has been evaluated for the present mineral resource modeling and has been drill tested to a 50 meter by 50 meter spacing to a maximum vertical depth of 640 meters. In 2010, 50 diamond holes for 19,835 meters, 47 dedicated metallurgical diamond holes for 8,620 meters and 15 geotechnical diamond holes for 3,697 meters were drilled. Additionally 105 shallow RC holes for 7,204 meters were drilled.
     The four kilometer strike at Massawa currently being evaluated contains two zones of mineralization: northern and central. However, they are part of the same northeast trending mineralized structure, which has been offset by north-south belt discordant structures. Geological logging of core and interpretation confirms that the mineralized system occurs at a volcanic/sedimentary contact, where a prominent and continuous lapilli tuff sequence acts as a marker horizon. The average bedding strikes 020 and dips 60 to 76 degrees to the west. Graded-bedding is common and suggests the sequence is overturned. The host sequences have been intruded by felsic dykes, gabbros and granitic bodies, particularly in the central area. Mineralization is hosted in a variety of rocks including: greywackes, volcaniclastics and both mafic (gabbros) and felsic intrusive. The mineralized system is however structurally controlled and deformation is essentially brittle-ductile. The alteration assemblage is composed of sericite, silica, carbonate, pyrite and arsenopyrite. Gold mineralization formed in two phases: an early phase composed of fine disseminated pyrite and arsenopyrite, and a later stage which is a shallow level gold system where quartz-stibnite and a large range of antimony-bearing minerals host coarse native gold.
     During 2010, as well as the resource drilling, deep drilling has confirmed continuity of the lithological sequence, structure, alteration and gold mineralization to a maximum depth of 640 meters below the surface, results include: 17.15 meters at 3.49g/t, including 4 meters at 6g/t in the central zone and 29.20 meters at 3.75g/t, including 12.60 meters at 5.98g/t in the northern zone. Step out drilling, testing the mineralization along strike confirmed continuity of high grades, 200 meters, north of Lion Extension with 1.60 meters at 15.49g/t. In Massawa South, drilling returned broad low grade intersections (MWDDH464 — 22.85 meters at 0.59g/t) but revealed a similar geological and alteration package as the central zone.
     Exploration on Massawa has been slowed down as we have advanced Gounkoto and Kibali providing the time to fully evaluate the metallurgy and development strategies. The aim is to progress the project to final feasibility in 2011.
     Satellite Targets: As well as Massawa, there are a number of targets which have had varying degrees of follow-up work completed on them from trenching through to RAB and diamond drilling, and all highlight the possibility of providing additional ounces within a 15 kilometer radius of Massawa. Our key objective is the discovery of at least 2 million ounces of non-refractory ore to supplement the ore from Massawa. These targets are summarized below:
     Sofia: 56 RC holes for 5,571 meters were drilled at 100 meter spacing along a strike length of 4 kilometers. The mineralization is continuous along strike, the weighted average gold grade is 1.45g/t over a true thickness of 18 meters and includes intersections of: SFRC001 — 31 meters at 2.5g/t, SFRC007 — 29 meters at 3.16g/t, SFRC010 — 16 meters at 4.6g/t and SFRC021 — 15 meters at 4.08g/t. Geologically the target is underlain by a sequence of andesite and volcaniclastic rocks intruded by quartz feldspar porphyries and gabbros. Mineralization is associated with disseminated pyrite accompanied with silica-K feldspar-carbonate alteration.
     Delya: Is defined by a 6 kilometer by 100 meter plus 20ppb gold in soil anomaly. A program of 2,761 meters of RC drilling, on 100 meter spaced centers, was completed over a strike length of 1 kilometer. Intersections from this program include DLRC005 — 5 meters at 5.59g/t, DLRC010 — 4 meters at 7.22g/t, DLRC013 — 11 meters at 9.50g/t and DLRC014 — 9 meters at 14.95g/t from a structure which averages 5 meters width and a weighted average gold grade of 4.5g/t. Mineralization is hosted within a package of schists, strongly sheared and altered by silica-sericite-iron and disseminated pyrite and arsenopyrite.
     Bakan Corridor: The Bakan Corridor groups together a number of anomalous gold in soil targets (Bakan, Tizia, Khosa, Tiwana and Tina) along a 10 kilometer segment of the northeast trending Kossanto structural corridor which is sub-parallel to the MTZ. The geology comprises a sequence of ultramafc units, felsic and intermediate volcanics (andesites, dacites and rhyodacites), cherts and igneous rocks ranging from diorite to monzonite. By year end a total of 5 RC holes for 531 meters, out of a program of 11 RC holes, had been drilled at the Bakan target. The first hole returned 29 meters at 1.9g/t, including 10 meters at 4.5g/t. A further 13 RC holes (1,175 meters) are designed to test mineralized felsic intrusive at Tina along a 1.25 kilometer strike. Additional holes are being planned at Khosa where intensively northeast sheared felsic intrusive and silicifed bodies (cherts) were mapped.
     Bambaraya: At Bambaraya, 5 RC holes for 588 meters were completed as infill drilling to previous work over a 1 kilometer strike. Results returned narrow, low grade intersections: BBRC03 — 3 meters at 2.12g/t, BBRC04 — 3 meters at 1.57g/t and BBRC08 — 18 meters at 1.8g/t and 9 meters at 1.26g/t. Mineralization is hosted within northeast trending pillow basalts and is associated with silica-sericite-tourmaline-iron carbonate-pyrite alteration. No further work is planned on this target for the time being.
     As well as RC drilling on known satellite targets the team commenced the evaluation of the next level of targets for drilling in 2011: Kawsara, Manja, Galama, Sira, Kaldou, Makana, KB and KA. Additionally, work also started on generating new targets at Nouma, Makana East and Sofia South.
Côte d’Ivoire
     With the commissioning of the new mine at Tongon and the first commercial gold production, exploration has now shifted focus to the evaluation of satellite targets.
     An 11,647 line kilometer airborne electromagnetic geophysical survey was flown over the Senoufo Greenstone Belt in northern Côte d’Ivoire, covering the Nielle permit and portions of the Diaouala and Fapoha permits. The survey provided the foundation to an improved geological and structural interpretation of the belt; the resultant prospectivity analysis identified 79 new targets, of which 18 ranked high to medium are located within a 15 kilometer radius of the Tongon plant.
     The prioritization of targets resulted in exploration programs being performed at: Seydou, Jubula, Tongon West, Sekala, Belokolo and Nafoun. Encouraging results were returned from:
     Seydou: trenching and drilling — 12.3 meters at 2.3g/t, 19 meters at 5.32g/t and 21 meters at 3.76g/t.
     Sekala: RAB drilling returned multiple mineralized zones including 23 meters at 2.18g/t and 15 meters at 1.11 g/t.
     Jubula: trenching — 61 meters at 1.31g/t, 16.5 meters at 3.52g/t and 12 meters at 1.7g/t.
     Tongon West: RC drilling — 10 meters at 4.47g/t and 14 meters at 3.08g/t.
     In 2011 RAB, RC and diamond drilling are all planned to progress these targets as well as to advance stand-alone opportunities within our permit portfolio.
Democratic Republic of Congo
Kibali

     Exploration completed a detailed analysis of the KCD deposit resulting in a new geological model which supported a substantial increase in mineral reserves to 10 million ounces at 4.21g/t within global mineral resources of 18.4 million ounces at 3.1g/t. Drilling connected the Sessenge deposit to KCD and confirmed over 2 kilometers of continuous mineralization: DDD472 — 14.80 meters at 4.18g/t, DDD475 — 25.95 meters at 4.28g/t, DDD484 — 29.70 meters at 3.92g/t and DDD485 — 39.60 meters 6.65g/t.
     There is additional upside within the current Sessenge-KCD deposit both near surface and at depth. The deposit comprises a series of stacked lodes, which have been labeled by their elevation: 3,000 series, 5,000 series and 9,000 series plunging moderately to the northeast. The outlines of these lodes, rather than being limited by the extent of mineralization, are in fact limited by drilling.
     There are three key upside opportunities:
•	Expand the open pit to the northeast by testing extensions to the 3,000 lode within the drained Lake Durba

•	Sessenge-KCD gap requires infill drilling for resource conversion

•	Test the continuity and extensions to the underground lodes down plunge (9,000 and 5,000 series)
Kibali Exploration
     Airborne Geophysics
     A 12,277 line kilometer SPECTREM airborne electromagnetic (EM) survey was flown over the Kibali concession during the second quarter of 2010.
     The key highlights of this survey were:
•	Igneous intrusions are more widespread than previously mapped.

•	A corridor of strong northeast trending structural grain is coincident with the main areas of mineralization.

•	Strong EM conductor coincident with the KCD area, interpreted to be the response from carbonaceous shales +/- the Durba hill ironstone.

•	Strong east-west conductors along the West Nile Gneiss contact possibly related to carbonaceous shale unit that was exploited by early thrusting and subsequently crosscut by a later northeast structural grain.

•	Conductive and magnetic trend running along or parallel to the main mineralized trend.
     Three-dimensional modeling of the data has identified a number of northeast plunging shoots of highly conductive material that are interpreted to represent mainly graphitic carbonaceous shale.
     Several of these shoots are associated with areas of known mineralization, for example at KCD and Pakaka. The shoots are thought to represent intersections of important mineralizing northeast trending S2 structures and northwest trending S1 thrusts that have exploited carbonaceous shale horizons.
     Although the EM anomalies do not map actual gold mineralization it is thought the conductive shoots highlight structurally important traps especially as they daylight coincident with gold in soil anomalies.
     In 2011, exploration programs will target the upside opportunities within the Sessenge-KCD deposit. In evaluating satellite targets, priority will be given to Gorumbwa and Agbarabo, which were high grade underground mines during the Belgium era, as well as testing conceptual ideas generated from the geophysical survey.
MINERAL RIGHTS AND ORE RESERVES
     Table of mineral rights at December 31, 2010:

Country	Type	Area (km2)	Area (sq miles)	Equity (%)
MALI
• Loulo	EP	372	144	80.0
• Morila	EP	200	77	40.0
• Bena	EEP	16	6	80.0
• Zaniena	EEP	250	97	80.0

Country	Type	Area (km2)	Area (sq miles)	Equity (%)
• Dinfora	EEP	139	54	80.0
• Konyi	EEP	250	97	80.0
CÔTE D’IVOIRE
• Nielle	EP	751	290	89.0
• Boundiali	EEP	1,314	507	81.0
• Dabakala	EEP	191	74	81.0
• Dignago	EEP	1,000	386	81.0
• Apouasso	EEP	1,000	386	81.0
• Diaouala	EEP	977	377	81.0
• Mankono	EEP	704	272	81.0
• Tiorotieri	EEP	86	33	89.0
• Kouassi Datekro	EEP	922	356	89.0
SENEGAL
• Kanoumba	EEP	621	240	83.0
• Miko	EEP	84	32	83.0
• Dalema	EEP	401	155	83.0
• Tomboronkoto	EEP	225	87	83.0
• Bambadji	EEP	315	122	51.0
BURKINA FASO
• Basgana	EEP	250	97	81.0
• Bourou	EEP	122	47	81.0
• Tanema	EEP	247	95	81.0
• Yibogo	EEP	247	95	81.0
• Nakomgo	EEP	237	92	81.0
• Safoula	EEP	249	96	81.0
• Dawaro	EEP	250	97	81.0
• Tiakane	EEP	196	76	81.0
DEMOCRATIC REPUBLIC OF THE CONGO
• Kibali
• 11447	EP	227	88	45.0
• 11467	EP	249	96	45.0
• 11468	EP	46	18	45.0
• 11469	EP	92	36	45.0
• 11470	EP	31	12	45.0
• 11471	EP	113	44	45.0
• 11472	EP	85	33	45.0
• 5052	EP	302	117	45.0
• 5073	EP	399	154	45.0
• 5088	EP	292	113	45.0

TOTAL AREA		13,583	5,245

EP —	Exploitation Permit

EEP —	Exclusive Exploration Permit
Annual ore reserve declaration

		Tonnes	Tonnes	Grade	Grade	Gold	Gold	Attributable	Attributable
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	Gold (Moz)	Gold (Moz)
At December 31,	Category	2010	2009	2010	2009	2010	2009	2010	2009
PROVEN AND PROBABLE RESERVES
Kibali								45%	45%
	Probable	74.32	63.80	4.21	4.48	10.05	9.19	4.52	4.14
Sub total	Proven and probable	74.32	63.80	4.21	4.48	10.05	9.19	4.52	4.14
Loulo								80%	80%
	Proven	4.54	5.55	2.98	3.48	0.43	0.62	0.35	0.50
	Probable	40.89	43.91	4.63	4.54	6.09	6.41	4.87	5.13
Sub total	Proven and probable	45.43	49.45	4.47	4.42	6.52	7.03	5.22	5.63
Gounkoto								80%	80%
	Probable	17.11	7.47	5.10	6.83	2.80	1.64	2.24	1.31

		Tonnes	Tonnes	Grade	Grade	Gold	Gold	Attributable	Attributable
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	Gold (Moz)	Gold (Moz)
At December 31,	Category	2010	2009	2010	2009	2010	2009	2010	2009
Sub total	Proven and probable	17.11	7.47	5.10	6.83	2.80	1.64	2.24	1.31
Morila								40%	40%
	Proven	5.86	9.85	1.68	1.74	0.32	0.55	0.13	0.22
	Probable	6.69	6.91	1.14	1.14	0.24	0.25	0.10	0.10
Sub total	Proven and probable	12.55	16.76	1.39	1.49	0.56	0.80	0.22	0.32
								89%	89%
Tongon	Proven	0.42	—	1.93	—	0.03	—	0.02	—
	Probable	36.69	38.02	2.47	2.63	2.91	3.22	2.59	2.86
	Proven and probable	37.11	38.02	2.46	2.57	2.94	3.22	2.62	2.86
Massawa								83%	83%
	Probable	17.42	10.51	3.36	4.62	1.88	1.56	1.57	1.30
Sub total	Proven and probable	17.42	10.51	3.36	4.62	1.88	1.56	1.57	1.30
TOTAL RESERVES	Proven and probable	203.93	178.54	3.78	3.80	24.76	21.80	16.39	15.56
The reporting of Ore Reserves is in accordance with SEC Industry Guide 7.
Pit optimization is carried out at a gold price of $800 per ounce; underground reserves are also based on a gold price of $800 per ounce. Dilution and ore loss are incorporated into the calculation of reserves.
Addition of individual line items may not sum to sub totals because of rounding off to two decimal places.
Our reserves are calculated at a weighted average cut off grade of 2.38g/t for Loulo, 0.97g/t for Morila, 0.85g/t for Tongon, 1.40g/t for Gounkoto, 1.10g/t for Massawa, and 1.59g/t for Kibali.
Locality of the Loulo and Morila Mines in Mali
Mineral Rights and Permits
The following maps show the position of our current permits in West and Central Africa:

West Africa: location of mines and permits

Central Africa: location of mines and permits

DRC
CENTRAL AFRICAN REPUBLIC
N
Kibali Development Project
CONGO
UGANDA
DEMOCRATIC REPUBLIC OF THE CONGO
Kinshasa
TANZANIA
ANGOLA
ZAMBIA
Birimian
Exploration permit
0
300
600
900
Kilometers

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
GENERATIVE AND NEW BUSINESS
     As well as advancing the key strategic areas, generative work and research continues to identify new exploration opportunities within Archaean and Proterozoic age rocks across the African continent.
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
     During the early exploration stage our aim is to make as small a social impact as possible. Once a target progresses to feasibility, full social, medical and environmental baseline studies are conducted, which define the pre-mining conditions and are used as benchmarks while the project develops and when it moves into production. Full environmental and social impact assessments are generated including public participation programs with the local communities where the impacts, both negative and positive, are communicated and considered. During the past year a full environmental and social impact assessment was completed for Gounkoto, while good progress was made with the completion of specialist studies on flora, fauna, aquatics, water and sediment quality and archeology were completed..
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
     To keep environmental and social issues in the forefront of our business, the executive social and environmental committee was met quarterly to review all environmental and social action plans. A summary of this review is presented at each group board meeting.
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

     Morila successfully renewed its ISO 14001 certification and Loulo achieved its certification in 2010. Tongon is planned to achieve certification in 2011.
     Environmental management plans have been implemented in Tongon on start up of production which are in line with ISO 14001 to allow for the rapid accreditation of the mine.
     Closure studies of the Morila Tailings Storage Facility have identified an option of processing the surface tailings storage facility as being economic after the completion of a sampling exercise over the dam with full environmental leach testwork to determine the environmental implications. Closure plans at Loulo and Tongon continue to be updated with the changing mining environment to ensure appropriate reclamation costs are allocated.
Environmental Performance Data
     Our environmental performance data is reported for calendar years and reported on an operational control basis at each managed operation, even though only partial ownership may exist. We are in the process of implementing measurement systems on each site in line with Global Reporting Initiative™. Principal performance areas currently reported include Greenhouse Gas Emissions, Energy Use, Freshwater Withdrawal and Land Disturbed.
Greenhouse gas (GHG) emissions
     As a growing company, operating in remote areas with poor infrastructure, on site diesel generation of power is required. This makes it more of a challenge for us to reduce our total greenhouse gas emissions while sustaining company growth. However we aware that the reduction of emissions intensity is intrinsically linked to improved operating efficiencies and where the opportunity presents itself we are aggressively working to reduce greenhouse gas emissions per production unit and have a five year strategy to achieve this. These activities include transforming to more fuel efficient low speed diesel generating machines at Loulo, linking into the predominantly hydro and gas generated national electricity grid at Tongon in the Ivory Coast and coming up with innovative solutions at Kibali in eastern DRC to maximize the generation of hydro power generation for the project. We are thus expecting to improve and materially reduce our greenhouse gas emission per production unit performance from 2011 to 2016. The company has filed its 2009 greenhouse emissions in the 2010 Carbon Disclosure Project (CDP) and will continue to do so in order to demonstrate its progress in this regard.
     Our total unverified GHG emissions for 2010, defined as the sum of onsite emissions were 314 thousand tonnes of carbon dioxide equivalent. The disclosure is currently undergoing independent verification and final verified numbers will be presented in the 2011 Carbon Disclosure Project in May 2011. Our total gross Scope 1 GHG emissions were calculated using ‘The Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard’. Scope 1 emissions are direct emissions occurring from sources that are owned or controlled by a company, while Scope 2 emissions include emissions from the generation of purchased electricity. We generate the vast majority of its electricity on-site through diesel generation. Scope 2 emissions therefore only reflect electricity purchased for offsite offices. This will change once we connect to the Ivory Coast national grid in 2011. Emissions are reported as per operational control and is based on the assumption that a company accounts for 100% of the GHG emissions from operations over which it has operational control. Financial GHG emissions intensity reported on an operational basis were 645 metric tonnes CO2 equivalent per $ million revenue for 2010.
Energy use
     We generate all the energy used by its operations. Our mineral processing operations are energy intensive and currently depend on diesel power generation to keep them running. This year our energy generation and use increased from 256 to 271 thousand megawatt hours. This change has been influenced by the increase in tonnage throughput and hardness of ore at Loulo and the start up of the Tongon operation in Ivory Coast. Notwithstanding the increase in overall energy use we have been able to reduce our energy use per tonne milled from 35.3 kWh/t to 34.4 kWh/t, due to the fact the additional tonnes milled at Tongon have been oxide and thus used less energy. Once political stability returns to Ivory Coast we would expect to change over to the hydro and gas generated national grid. We are working at ways to maximize the hydro power opportunities available in the DRC project of Kibali and minimising the use of diesel generation. We are working on a concept to reduce the energy intensity of new projects that come on line around the Loulo complex by having a centrally powered generating complex from which power could be distributed.
Water Use
     Our water policy has focussed this year on maximizing the return of water from Tailings Storage Facilities in an attempt to minimize the off take of fresh water from the environment. All our operations withdraw fresh water from either adjacent river systems or from purpose built water storage dams as well as dewatering of mining operations. The amount of water we removed from the environment has increased this year due to the addition of the Tongon operation to our portfolio. Water management plans are aimed at increasing the reuse of water whenever we can, and to return it to the environment meeting regulatory limits. Our freshwater withdrawal increased by 3 per cent to 7,300 million litres in 2010 but our water withdrawal per tonne milled decreased from 0.98 to 0.93 kl/tonne, due to better reuse of tailings water.
Land
     Our mining concessions cover a total of 3,159 km2 of land excluding our exploration leases. At the end of 2010 our activities had impacted 1.1 per cent of this area up from 0.8 per cent in 2009, principally due to the construction of the Tongon mine. In line with IFC guidelines on mining, we aim to implement incremental rehabilitation of land rather than waiting until all operations at the site have ceased. Internal annual rehabilitation review and closure estimation helps to drive the process.
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
     In 2010, $7 million was contributed to community development projects which focused on basic education, potable water and basic health provisions, food security and local infrastructure. This more than doubled the amount spent in 2009. This amount excluded the direct community and social work undertaken by ourselves as part of our normal operations and capital projects, including the Resettlement Action Plans and related compensation and infrastructure establishment such as road building related to Tongon, Gounkoto and the Kibali projects.
     Further payments exceeding $340.0 million were made to governments, local employees and local suppliers. The governments received taxes, royalties and dividends; employees received salaries while local suppliers and contractors were paid for goods and services received.
     We have been championing the establishment of a world class center of excellence to provide West Africans and others in Sub-Saharan Africa with the opportunity to study disciplines at the African School of Mines (ASM), based in Bamako. We are working in collaboration with the Government of Mali, the Nelson Mandela Institution, the World Bank and several leading universities in South Africa, Europe and North America. To date we have set aside $1 million for this purpose and have provided assistance from our chairman, Philippe Liétard, and the chairman of the audit committee, Karl Voltaire. The Nelson Mandela Institute and the World Bank have undertaken to provide sufficient funds to build the campus and the Malian Government has provided the land for the ASM on which a college will open in 2012
Projects
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
Human Resources Report
Group manpower
     Group manpower levels, inclusive of contractor labor, rose during the year by 1,459 to 7,257, the most significant increases occurred at Tongon, where numbers employed, including contractor staff, increased from 1,510 to 2,445. Manning levels related to employees working on our operations and projects are shown in the following table.

	December	December
Mine/function	2010	2009	Variance
MORILA
Mine	352	486	(134)
Contractors	430	395	35
Total	782	881	(99)
LOULO
Mine	486	314	172
Contractors	2,709	2,550	159
Total	3,195	2,864	331
TONGON
Mine	283	8	275

Contractors	2,162	1,502	660
Total	2,445	1,510	935
KIBALI
Project	197	245	(48)
Contractors	335	75	260
Total	532	320	212
EXPLORATION
Field	206	151	55
Other	15	10	5
Total	221	161	60
CORPORATE
Corporate and operational centers	82	62	19
TOTAL GROUP	7,257	5,798	1,459
Industrial relations
     We continued to support the role of unions and representative committees to strengthen our pact with labor which is structured through internal establishment agreements. Employee participation is enhanced by the presence of local mine shop stewards at quarterly mine board meetings.
     At Tongon, the political instability of the country resulted in a challenging period towards the end of 2010. Presidential elections were held resulting in extended absence of staff as they were required to vote in the areas where they were registered. At the same time the operation released a number of construction staff in line with the completion of various construction phases. The release of these employees compounded the general feeling of uncertainty and members of the community and some ex-workers blockaded the entrance of the mine preventing employees from entering the mine for a number of days until settlement could be reached for the redeployment of the released employees to other construction projects.

     At Loulo, a second union was established on the mine. This union has recently gained dominant representation. While mine agreements made between management and the original union has been respected, allowance is made for their renegotiation every two years and this is expected to take place in 2011.
Employee health
     One of our key objectives is the reduced exposure to airborne contaminants and noise on our sites. Personal protective equipment is supplied as required in the relevant areas. Malaria remains the most significant health risk for our operations. We carried out annual entomological surveys to determine the most effective insecticide to use in the spraying programs that are carried out on site as well as in surrounding villages. At Loulo, the annual incidence rate of Malaria was 30.4% in 2010 compared to 30.9% in 2009; and 26.6% in 2010 at Morila compared to 20.7% in 2009. The incidence rate was 30.8% at Tongon and at 23.2% at Kibali in 2010.
     Awareness education of employees and local communities on HIV/AIDS and its prevention is another important health issue addressed on all sites. This is generally conducted by our medical departments in conjunction with NGOs.
Safety
     During the year, a standardized health and safety reporting format, agreed by all the medical officers, was introduced across the group. The safety statistics produced comply with OHSAS 18001 and industry best practice. Morila maintained its OHSAS 18001 accreditation and work has been ongoing during 2010 in conjunction with NOSA consultants preparing Loulo to become OHSAS 18001 accredited on the latter half of 2011. Work has also commenced at Tongon on preparing the mine for OHSAS 18001 accreditation expected in 2012.
     While low injury frequency rates do not always translate into low fatality rates the Lost Time Injury Frequency Rate (LTIFR) (number of LTI per number of hours worked) x 1,000,000 was 1.36 at Loulo, 0.55 at Morila and 3.83 at Tongon. Daily ‘toolbox’ meetings are held in workplaces across our mines to constantly remind employees of the need for each to be safety conscious. These meetings are based on the principle of personal responsibility with regard to safety where the onus is transferred to the individual to practice a high level of safety in the workplace.
LOULO

Safety statistics	2010	2009
Lost time injury *	8	13
Lost time injury frequency rate**	1.36	2.71
Minor injury	83	169
Minor injury frequency rate	14.10	35.27
Total injury	91	182
Total injury frequency rate	15.46	37.98
Fatal injury	1	4
Fatal injury rate	0.17	0.83

*	Fatal Accidents are included in LTI cases.

**	Man hours are calculated based on 2,000 hours worked per employee a year. LTIFR = Number of LTIs/ Number of hours worked x 1,000,000

MORILA

Safety statistics	2010	2009
Lost time injury	1	2
Lost time injury frequency rate	0.55	0.92
Minor injury	15	39
Minor injury frequency rate	8.38	17.97
Total injury	16	41
Total injury frequency rate	8.94	18.4
Fatal injury	0	0
Fatal injury rate	0	0
TONGON

Safety statistics	2010	2009
Lost time injury	18	0
Lost time injury frequency rate	3.83	0
Minor injury	129	62
Minor injury frequency rate	27.45	5.89
Total injury	147	62
Total injury frequency rate	31.28	5.89
Fatal injury	0	0
Fatal injury rate	0	0

KIBALI

Safety statistics	2010
Lost time injury	11
Lost time injury frequency rate	5.6
Minor injury	23
Minor injury frequency rate	11.7
Total injury	34
Total injury frequency rate	17.3
Fatal injury	0
Fatal injury rate	0
RANDGOLD RESOURCES GROUP STATISTICS FOR LAST 3 YEARS

			LTI Freq	All
	No. Of	Fatalities /	Rate / 1m	Incident /
Year	Fatalities	1000	hours	Accident
2010	1	0.06	1.75	14.88
2009	4 (a)	0.51	0.96	18.25
2008	1	0.26	1.71	30.26

(a)	Three of the fatalities relate to contractor employees working on developing our Yalea underground mine. These fatalities significantly affected the decision to terminate the services of the contractor at the end of 2009.
Training
     Courses given on the operations in 2010 comprised of driving competency; first aid; community development; environmental law and rehabilitation; cyanide safety; hazardous substances; metallurgy processes; engineering maintenance; electrical and mechanical practice; air conditioner repair; occupational health; computer literacy; supervision; Sanvic mechanical training; compressor maintenance; and electrical competency. A total of 536 employees attended courses during the year. In addition, we sponsored a number of employees to further extend their tertiary qualifications at universities in South Africa, Senegal, the Netherlands and the United Kingdom.
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
     The Morila Mine maintained its International Standard Organization (ISO14001) certification during 2007 and the Loulo mine achieved its ISO14001 certification. The Tongon mine has now commenced procedures with the aim of attaining ISO14001 certification.

     Our environmental reporting committee comprising senior executives and chaired by our CEO continued to meet on a quarterly basis. The committee considers all issues affecting the environment.
MARKETING
     We derive the majority of our income from the sale of gold produced by Morila, Loulo and Tongon in the form of dorè, which we sell under agreement to a refinery. Under these agreements, we receive the ruling gold price on the day after dispatch, less refining and freight costs, for the gold content of the dorè gold. We have only one customer with whom we have an agreement to sell all of our gold production. The “customer” is chosen periodically on a tender basis from a selected pool of accredited refineries and international banks to ensure competitive refining and freight costs. Unlike other precious metal producers, gold mines do not compete to sell their product given that the price is not controlled by the producers.
PROPERTY
     Our operational mining area is comprised of Morila operations of 200 square kilometers, the Loulo mining permit of 372 square kilometers and the Tongon project located within the 751 square kilometer Nielle exploitation permit. Our exploration permits are detailed above.
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
     We believe that we are entitled to recover certain amounts from MDM, including advances of $10.7 million included in receivables as at December 31, 2010. Of this amount, $7 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets. In January 2009 and 2010, the liquidator declared and paid dividends of $1.6 million from the insolvent estate, leaving an outstanding balance of $10.7 million (stated net of an impairment provision of $1.3 million) as at December 31, 2010.
     As part of our efforts to recoup the monies owed to us, MDM was put into liquidation on February 1, 2006. This resulted in a South African Companies Act Section 417 investigation into the business and financial activities of MDM, its affiliated companies and their directors. This investigation was completed in the last quarter of 2007 and the liquidators issued their report that confirms that MDM’s liabilities exceeded its assets. During the second quarter of 2011 we will be involved in arbitration proceedings with the providers of the performance bonds, which have been the subject of legal proceedings in the South African Courts.
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
     As of December 31, 2010, we had approximately $366.4 million of cash and cash equivalents. In addition, we had available-for-sale financial assets with a carrying value of approximately $15.9 million. The available-for-sale financial assets consists primarily of an investment in 6 million Volta Resources Inc. shares with a market value at year end of $14.4 million.
     Other than as disclosed above we are not party to any material legal or arbitration proceedings, nor is any of our property the subject of pending material legal proceedings.

HEALTH AND SAFETY REGULATIONS
          Mali
The primary laws, regulations and standards governing Safety and Health in our Malian operations are as follows:
•	Law 1992-020 Code du travail (the “Labor Code”);

•	Ordonnance No. 99-032 le code minier, Ordonnance 200-013 le code minier modifications 2000 (the “Mining Code”);

•	Decree No. 91-278 / PM-RM Approving the Establishment Agreement Covering Research and Mining in the Republic of Mali (the “Decree”)

•	Code de la Sécurité (INPS — Institute National de Prevoyance Social);

•	Social du Mali (Social Security Code);

•	Convention Collective (National Collective Agreement for the Mining Industry).
Labor Code
The Labor Code provides generally for the following:
•	General provision for protection, prevention and hygiene,

•	Dangerous goods handling,

•	Employer responsibility regarding safety and health (implementation of safety system),

•	Labor inspector duty (control of employer safety system)

•	Injury notification to Labour Inspector within 48 hours,

•	Requirement to ensure medical service on site, and

•	Medical leave (up to 12 months) and medical separation compensation.

•	Establishment of a Joint Management and employees health and safety committee,
Mining Code
The Mining Code provides generally for an Occupational Health and Safety Committee (Joint management and employee safety committee), PPE, safety guide, emergency procedure, means of education and sensitization, employees obligation regarding occupational health.
The Decree
The Decree provides generally for the following:
•	Must carry out research or mining work to ensure the safety and health of the public,

•	Must inform the local administrative authorities and the Director in the event of a fatal accident or serious injury or any natural phenomenon which may have an adverse effect on the safety of the area, the safety and hygiene of the personnel or conservation of the mine, neighboring mines or public roads,

•	In the case of imminent danger or an accident, the local administrative authorities and the Director may requisition the necessary material and personnel to alleviate the danger, at the expense of the mining company,
Code de la Sécurité (INPS — Institute National de Prevoyance Social)
The Code de la Sécurité provides generally for the following:
•	Requirement to have medical service on work site for occupational health and primary health care purposes,

•	Requirement for pre-employment medical check,

•	Requirement for periodical medical check of employees,

•	Requirement for general hygiene (ablutions, change house, potable water, workplace)

•	Protection against injury, environmental pollutants, occupational disease),

•	Ergonomic conditions,

•	Notification of occupational disease to the employer by the occupational health practitioner

•	Requirement for first aid training for one employee per section of work or shift,

•	Requirement for compensation in case of debilitating injury, occupational disease,

•	Requirement for notifying injury and or occupational disease to INPS/Labor inspection, and

•	Redeployment of employee following injury and/or occupational disease.
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
Côte d’Ivoire
     The primary laws, regulations and standards governing Safety and Health in our Côte d’Ivoire operations is the Mining Code (95-553) of July 15, 1995.
     The Mining Code provides generally for the following:
•	Any individual or legal entity carrying out works for prospecting or mining mineral substances is required to undertake such works in a way that the safety of the people and goods is assured,

•	Must adopt and comply with internal regulations concerning safety and specific hygiene measures, subject to approval by the Mining Authority,

•	Any accident in a mine or quarry or in their dependencies and any identified cause of accident must be reported to the Mining Authority as soon as possible, and

•	In case of impending danger or accident in a mine, mining engineers and other authorized agents of the Mining Authority must take all necessary measures, at the expense of the individual or legal entity, to stop the danger and prevent it from occurring again.
Safety Performance
Officials from the Labour Ministry, INPS and officials from the Ministry of Mines regularly visit and audit our operations. Both Morila and Loulo have received safety awards and commendations from INPS.
The national statistics in the countries of West Africa in which we operate are not generally available, with only fatalities cases and lost time/compensable injuries being reported.
Our safety programs are based on the outcome of the risk assessment and continual improvement strategy. The statistical measures we use to monitor our performance, such as LTIFR, are based on international good practice (OHSAS 18001) which we believe is the most accepted by our peers and best standard specification for such statistics.
We are progressing with the implementation of occupational health and safety assessment series OHSAS 18001 at all of our operations as part of our health and safety strategy to continuously improve safety in our operations.

C. ORGANIZATIONAL STRUCTURE
     The following table identifies our subsidiaries and joint venture and our percentage ownership in each subsidiary:

Countries of Incorporation	% effective
Name of Company	ownership
Jersey	—
Randgold Resources Limited	—
Randgold Resources (Burkina) Limited	100
Randgold Resources (Côte d’Ivoire) Limited	100
Randgold Resources (Kibali) Limited	100
Randgold Resources (Mali) Limited	100
Randgold Resources (Senegal) Limited	100
Randgold Resources (Somilo) Limited	100
Randgold Resources T1 Limited	100
Randgold Resources T2 Limited	100
Randgold Resources (Jersey) Limited	100
Randgold Resources (Gounkoto) Limited	100
Mining Investments (Jersey) Limited	100
Morila Limited	50
Moto (Jersey) 1 Limited	100
Moto (Jersey) 2 Limited	100
RAL 1 Limited	50
Kibali (Jersey) Limited	50
Kibali 2 (Jersey) Limited	50
Kibali Services Limited	50
Australia
Moto Goldmines Australia (Pty) Limited	50
Border Energy (Pty) Limited	50
Westmount Resources NL	50
Border Resources NL	50
Burkina Faso
Randgold Resources Burkina Faso SARL	100
Canada
Moto Goldmines Limited	50
0858065 B.C. Limited	50
Côte d’Ivoire
Randgold Resources (Côte’d’Ivoire) SARL	100
Société des Mines de Tongon SA	89
Democratic Republic of Congo
Kibali Goldmines S.P.R.L.	45
Mali
Randgold Resources Mali SARL	100
Société des Mines de Morila SA	40
Société des Mines de Loulo SA	80
Kankou Moussa SARL	75
South Africa
Seven Bridges Trading 14 (Pty) Limited	100
Tanzania
Randgold Resources Tanzania (T) Limited	100
The Netherlands
Kibali Cooperatief UA	50
Uganda
Border Energy East Africa (Pty) Limited	50
United Kingdom
Randgold Resources (UK) Limited	100

D. PROPERTY, PLANT AND EQUIPMENT
     For a discussion of our principal properties, including mining rights and permits, see “Item 4. Information on the Company — A. History and Development of the Company” and “Item 4. Information on the Company — B. Business Overview”. We have all material legal rights necessary to entitle us to exploit such deposits in respect of the Morila mine in Mali to April 2022, Loulo in Mali to 2029 and Tongon in Côte d”Ivoire to 2020.
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
Impact of Malian Economic and Political Environment
     We are a Jersey incorporated company and are subject to income tax at a rate of zero percent in Jersey. Our current significant operations are located in Mali and are therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Mali, as discussed under “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Operations”.
Impact of Favorable Tax Treaties
     We are subject to income tax at a rate of zero percent in Jersey. Somilo SA benefited from a five year tax holiday until November 7, 2010. Tongon SA also benefits from a five year tax holiday in Cote d’Ivoire which commenced on December 1, 2010. The benefit of the tax holidays to the group was to increase its net profit by $30.2 million, $26.7 million, and $9 million for the years ended December 31, 2010, 2009, and 2008, respectively.
     Under Malian tax law, income tax is based on the greater of 35% of taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue.

     The Morila, Loulo and Tongon operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2010 and 2009 respectively, for deduction against future mining income.
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
     Our prior financing arrangements for the development of Loulo included provisions for gold price protection. Although the facility was fully repaid in December 2007, these instruments were in place until the last remaining hedges were delivered into during 2010. The group is now fully exposed to the spot gold price on gold sales.
     Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production, which could have a material impact on our revenues.
Our Realized Gold Price
     The following table sets out the average, high and low afternoon London Bullion Market fixing price of gold and our average US dollar realized gold price during the years ended December 31, 2010, 2009, and 2008.

	Year Ended December 31,
	2010		2009		2008
Average	1,224		972		871
High	1,421		1,213		1,011
Low	1,058		810		712
Average realized gold price	1,180	(1)	893	(1)	792	(1)

(1)	Our average realized gold price differs from the average gold price as a result of the timing of our gold deliveries and different realized prices achieved on the hedge book.
Costs and Expenses
     Our operations currently comprise three operations. Mining operations at both Loulo and Tongon are being conducted by contractors and managed by the company. Morila is currently processing stockpiles only as mining ceased in April 2009. Milling operations are undertaken by the group’s own employees. Total cash costs in the year ended December 31, 2010 as defined by guidance issued by the Gold Institute made up approximately 78% of total costs and expenses and comprised mainly mining and milling costs, including labor and consumable stores costs. Consumable stores costs include diesel and reagent costs. Contractor costs represented 46% of total cash costs, with diesel and reagent costs making up 25% of total cash costs. Direct labor costs accounted for approximately 5% of total cash costs. For a definition of total cash costs, please refer to “Item 3 — Key Information.”
     The price of diesel for the Loulo, Morila and Tongon operations were consistent from 2009 to 2010. Should prices increase, this could significantly impact total cash costs mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet. A significant portion of the costs at Loulo and Morila are denominated in CFA and therefore costs are exposed to fluctuations in the Euro/dollar exchange rate. The Euro weakened slightly against the dollar during 2010. The remainder of our total costs and expenses consists primarily of amortization and depreciation, exploration costs, exchange losses, interest expense and general administration or corporate charges.
Looking Forward
     Despite the challenges of 2010 our four year organic growth profile remains intact. Assuming the situation in the Côte d’Ivoire does not impact upon operations much longer, the group forecast production for 2011 is 750,000 to 790,000 ounces which is a 70% increase on 2010. On an equity attributable basis this equates to approximately 640,000 to 670,000 ounces compared to 373,706 ounces in 2010.
     Considering the situation in the Côte d’Ivoire and given the ongoing remedial work planned for the Yalea underground in the first quarter, as well as the anticipated contribution from Gounkoto starting in July, the production forecast is skewed towards the second half of the year. Notwithstanding the additional non-cash adjustments relating to the Morila stockpiles, management is targeting total cash costs per ounce for the group, after royalties and taxes, of less than $600/oz for 2011, assuming current prevailing oil price and Euro-Dollar exchange rates, which movements have a significant impact on operating costs. Continued growth in production over the following four years is forecast from increasing grades out of Loulo, Gara and Gounkoto with Kibali adding to production in 2014. Consequently, on the back of this forecast increase in grade, the group total cash costs based on current prevailing input cost parameters, are forecast to reduce to the lower $400/oz range over the same period.
     Given our exploration success, exploration expenditure is expected to remain high in the coming year. Significant capital expenditure will also be incurred across the group as part of our planned growth in production, including on the Massawa feasibility project in Senegal, targeted to be concluded by the end of the year, and at Kibali in the DRC, where the mine construction start-up is targeted for mid-year. At Gounkoto, capital expenditure will be focused on the first six months of the year, leading up to production anticipated to start in the second half of the year. Capital expenditure at Loulo will be focused on the Yalea and Gara underground mine developments as well as the plant upgrade as part of the Gounkoto start-up. Total group capital expenditure for 2011 is anticipated to be approximately $310 million.
     We continue to maintain our focus on organic growth through discovery and development of world class orebodies, and have a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, management routinely reviews corporate and asset acquisition opportunities, focused on gold in Africa.
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
     Exploration and evaluation expenditure on greenfield sites, being those where we do not have any mineral deposits which are already being mined or developed, is expensed until such time as our directors have sufficient information to determine that future economic benefits are probable, after which the expenditure is capitalized as a mine development costs. The information required by directors is typically a final feasibility study, however, a prefeasibility study may be deemed to be sufficient where the additional work required to prepare a final feasibility study is not significant.

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
     Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a prefeasibility study. This economic evaluation is distinguished from a prefeasibility study in that some of the information that would normally be determined in a prefeasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow our directors to conclude that more likely than not we will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are also capitalized within development costs.
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
Share-based payments
     The fair value of the employee services received in exchange for the grant of options or restricted shares is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or restricted shares determined at the grant date, including any market performance conditions and excluding the impact of any service and non-market performance vesting conditions (for example profitability, sales growth targets and remaining an employee of the entity over a specified time period). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of shares that the employee will ultimately receive. This estimate is revised at each statement of financial position date and the difference is charged or credited to the statement of comprehensive income, with a corresponding adjustment to equity. Market performance conditions are included in the fair value assumptions on the grant date with no subsequent adjustment. The proceeds received on exercise of the options net of any directly attributable transaction costs are credited to equity. When the options are exercised, the company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.
Mineral properties
     Mineral properties acquired are recognized at fair value at the acquisition date. Mineral properties are tested annually for impairment on the same basis that property, plant and equipment are when there is an indication of impairment. Mineral properties will be amortized on a units of production basis when the related mine commences production.
Recent accounting pronouncements
     The group and company have adopted the following standards, amendments to standards and interpretations which are effective for the first time this year. Their impact is discussed below. Those standards, amendments to standards and interpretations that are effective for the first time this year but have no impact on the group, and are not expected to have an impact in the future, have not been included below:
Amendments to IFRIC 9 and IAS 39: Embedded Derivatives (effective for annual periods beginning on or after 30 June 2009).
     This amendment clarifies the treatment of embedded derivatives in host contracts that are reclassified out of fair value through profit or loss following the changes introduced by the Amendments to IAS 39 and IFRS 7: Reclassification of Financial Instruments. This has not had an impact on the group in the current year but may have an impact in future.
Revised IFRS 3: Business Combinations (effective for annual periods beginning on or after 1 July 2009).
     The basic approach of the existing IFRS 3 to apply acquisition accounting in all cases and identify an acquirer is retained in this revised version of the standard. It also includes much of the current guidance for the identification and recognition of intangible assets separately from goodwill. However, in some respects the revised standard may result in very significant changes, including: The requirement to write off all acquisition costs to profit or loss instead of including them in the cost of investment; the requirement to recognize an intangible asset even if it cannot be reliably measured; and, an option to gross up the statement of financial position for goodwill attributable to minority interests (which are renamed ‘non-controlling interests’). The revised standard does not require the restatement of previous business combinations. This has not had an impact on the group in the current year but may have an impact in future.
Amendment to IAS 27: Consolidated and Separate Financial Statements (effective for annual periods beginning on or after 1 July 2009).
     This amendment affects in particular the acquisition of subsidiaries achieved in stages and disposals of interests, with significant differences in the accounting depending on whether or not control is obtained as a result of the transaction, or where a transaction results only in a change in the percentage of a controlling interest. The amendment does not require the restatement of previous transactions. This has not had an impact on the group in the current year but may have an impact in future.
Amendment to IAS 39: Financial Instruments — Recognition and Measurement: Eligible Hedged Items (effective for annual periods beginning on or after 1 July 2009).
     This amendment clarifies how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in the designation of a one-sided risk in a hedged item, and inflation in a financial hedged item. This has not had an impact on the group or company in the current year but may have an impact in future.
Improvements to IFRSs: 2010 (effective for annual periods beginning on or after 1 January 2010).
     The improvements in this amendment clarify the requirements of IFRSs and eliminate inconsistencies within and between standards. This has not had a significant impact on the group.
Amendments to IFRS 2: Group Cash-settled Share-based Payment Transactions (effective for annual periods beginning on or after 1 January 2010).
     This amendment clarifies that, where a parent (or another group entity) has an obligation to make a cash-settled share-based payment to another group entity’s employees or suppliers, the entity receiving the goods or services should account for the transaction as equity-settled. The amendment also moves the IFRIC 11 requirements in respect of equity-settled share-based payment transactions among group entities and the clarification of the scope of IFRS 2 contained within IFRIC 8 into IFRS 2 itself. This has not had an impact on the group in the current year but may have an impact in future.
     The following standards, amendment to standards and interpretations which have been recently issued or revised have not been adopted early by the group or company but may have an impact in the future; their expected impact is discussed below. Standards, amendments to standards and interpretations that are not expected to impact the group, are not included below.
Classification of Rights Issues (Amendment to IAS 32) (effective for annual periods beginning on or after 1 February 2010).

     This Amendment addresses the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as derivative liabilities. However, the Amendment requires that, provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. This will be applied in the year ending 31 December 2011 but is not expected to have an immediate impact on the group.
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments (effective for annual periods beginning on or after 1 July 2010).
     This Interpretation addresses transactions in which an entity issues equity instruments to a creditor in return for the extinguishing of all or part of a financial liability. Broadly, it applies to transactions where the two parties are acting only in their capacity as lender and borrower. It does not address the appropriate treatment for the creditor and does not apply to arrangements in which liabilities are extinguished in return for equity instruments in accordance with the original terms of the financial liability. For transactions within its scope, where the whole liability is extinguished, the Interpretation requires the equity instruments issued to be measured at their fair value and the difference between that fair value and the carrying value of the financial liability extinguished to be recognized in profit or loss. Where only part of the financial liability is extinguished, some allocation of the consideration between the extinguished portion of the liability and the part of the liability that remains outstanding may be required. This will be applied in the year ending 31 December 2011 but is not expected to have an immediate impact on the group.
Revised IAS 24 Related Party Disclosures (effective for annual periods beginning on or after 1 January 2011).
     The revision to IAS 24 is in response to concerns that the previous disclosure requirements and the definition of a related party were too complex and difficult to apply in practice, especially in environments where government control is pervasive. The revised standard addresses these concerns by:
•	Providing a partial exemption for government related entities — Until now, if a government controlled, or a significantly influenced, an entity, the entity was required to disclose information about all transactions with other entities controlled, or significantly influenced by the same government. The revised Standard requires such entities to disclose information about individually and collectively significant related party transactions only.
•	Providing a revised definition of a related party — The structure of definition of a related party has been simplified and inconsistencies eliminated. Illustrative examples have also been added. The revised definition will mean that some entities will have more related parties for which disclosures will be required. The entities that are most likely to be affected are those that are part of a group that includes both subsidiaries and associates, and entities with shareholders that are involved with other entities.
This will be applied in the year ending 31 December 2011 but is not expected to have an immediate impact on the group.
Improvements to IFRSs (2010) (effective for annual periods beginning on or after 1 January 2011).
     The improvements in this Amendment clarify the requirements of IFRSs and eliminate inconsistencies within and between Standards. The changes include amendments to:
•	IFRS 3 (Revised 2008) ‘Business combinations’ including: (i) Clarification that the treatment of contingent consideration arising in business combinations occurring before the effective date of IFRS 3(R) continues to be treated under the old requirements. (ii) Limiting the choice to measure non-controlling interests at a proportionate share in recognized amounts of the acquiree’s identified net assets to present ownership interests with other components of the non-controlling interest being measured at fair value. (iii) The inclusion or otherwise in the cost of investment of replacement share-based payment awards provided to employees of the acquiree.
•	IFRS 7 ‘Financial instruments: Disclosures’ including clarification that an entity should provide qualitative disclosures in the context of quantitative disclosures to enable users to link related disclosures and hence form an overall picture of the nature and extent of risks arising from financial instruments.
•	IAS 1 (Revised 2007) ‘Presentation of financial statements’ clarifying that the analysis of components of other comprehensive income in the statement of changes in equity may be presented in a note.

•	IAS 34 ‘Interim financial reporting’ clarifying the disclosures required in respect of significant events and transactions during the period.
     Improvements to IFRSs (2010) also made minor amendments to the wording of IFRIC 13 ‘Customer loyalty programs’ regarding the valuation of award credits and the transitional arrangements for amendments to IAS 21 ‘The effects of changes in foreign exchange rates’ and IAS 28 ‘Investments in associates’ in respect of the loss of control or significant influence which were introduced by IAS 27 (as amended 2008) ‘Consolidated and separate financial statements’. This will be applied in the year ending 31 December 2011 but is not expected to have an immediate impact on the group.
Disclosures — Transfers of Financial Assets (Amendments to IFRS 7) (effective for annual periods beginning on or after 1 July 2011).
     This Amendment requires the disclosure of information in respect of all transferred financial assets that are not derecognized and for any continuing involvement in a transferred asset, existing at the reporting date, irrespective of when the related transfer transaction occurred. The disclosures are intended to enable users of financial statements: (a) to understand the relationship between transferred financial assets that are not derecognized in their entirety and the associated liabilities; and (b) to evaluate the nature of, and risks associated with, the entity’s continuing involvement in derecognized financial assets.
     These enhanced disclosures are likely to affect, among others, entities that have debt factoring arrangements. These amendments are not yet endorsed by the EU. This will be applied in the year ending December 31, 2012 but is not expected to have an immediate impact on the group.
Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12) (effective for annual periods beginning on or after 1 January 2012).
     IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40 Investment Property. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally, be through sale. As a result of the amendments, SIC-21 Income Taxes - Recovery of Revalued Non-Depreciable Assets would no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC-21, which is accordingly withdrawn. These amendments are not yet endorsed by the EU. This will be applied in the year ending December 31, 2012 but is not expected to have an immediate impact on the group.
IFRS 9 Financial Instruments (effective for annual periods beginning on or after 1 January 2013).
     IFRS 9 will eventually replace IAS 39 in its entirety. However, the process has been divided into three main components: Classification and measurement; impairment; and, hedge accounting. As each phase is completed, it will delete the relevant portions of IAS 39 and create new chapters in IFRS 9.
     To date IFRS 9 addresses only the classification and measurement of financial instruments. The requirements for financial assets are that they should be:
•	Classified on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset;
•	measured at amortized cost if it meets two conditions: (a) The entity’s business model is to hold the financial asset in order to collect the contractual cash flows; and, (b) the contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principle outstanding; and,
•	subsequently measured at amortized cost or fair value depending on the business model of the entity and the terms of the instrument.
     Hybrid contracts with a host that is within the scope of IFRS 9 (i.e. a financial host) must be classified in its entirety in accordance with the classification approach stated above. This eliminates the existing IAS 39 requirements to separately account for an embedded derivative and a host contract. The embedded derivative requirements under IAS 39 continue to apply where the host contract is a non-financial asset and for financial liabilities.

     The requirements for classifying and measuring financial liabilities are mostly unchanged from those set out in IAS 39.
     IFRS 9 includes an accounting policy choice allowing investments in equity instruments to be measured at fair value through other comprehensive income. This is an irreversible election made, on an instrument by instrument basis, at the date of initial recognition. Where this option is not taken, all equity instruments with the scope of IFRS 9 will be classified as fair value through profit or loss. Irrespective of the policy choice made, dividends received on equity instruments will always be recognized in profit or loss. Subsequent reclassification of financial assets between the amortized cost and fair value categories is permitted only when an entity changes its business model for managing its financial assets. The held to maturity and available for sale classifications have been eliminated. This standard has not yet been endorsed by the EU. This will be applied in the year ending 31 December 2013. We will review the impact on the group closer to the date of implementation, but it is currently expected that it will result in a reclassification of available for sale assets.
A.	OPERATING RESULTS
     Our operating and financial review and prospects should be read in conjunction with our consolidated financial statements, accompanying notes thereto, and other financial information appearing elsewhere in this Annual Report.
Years Ended December 31, 2010 and 2009
Total revenue
     Total revenues from gold sales for the year ended December 31, 2010 increased by $51.8 million, or 12%, from $432.8 million to $484.6 million. This is mainly due to a 32% increase in the average gold price received from $893/oz in 2009 to $1,180/oz in 2010, partially offset by a 15% decrease in group ounces sold to 413,262 in 2010, mainly due to a decrease in grade at Loulo, which is expected to improve in 2011.
Other Income
     Other income of $22.6 million for the year ended December 31, 2010 compared to $9 million for the year ended December 31, 2009. Other income includes a profit of $19.3 million (2009: $10.7 million) in respect of the sale of 15.5 million Volta Resources shares. The amount recognized in 2009 relates to the profit realized on the sale of the Kiaka project in Burkina Faso.
Costs and Expenses
Total Cash Costs
     The following table sets out our total ounces sold and total cash cost and production cost per ounce sold for the years ended December 31, 2010 and 2009:

		Year Ended December 31,
	2010		2009
	Ounces sold	$ Per Ounce	Ounces sold	$ Per Ounce
Morila (40% share) cash costs	95,443	669	136,664	480
Loulo (100% share) cash costs	313,122	712	351,591	522
Tongon (100% share) cash costs	4,698	459	—	—
Total ounces (sold)	413,263		488,255
Group total cash costs*		699		510

Total production costs per ounce under IFRS†		767		569

*	For a definition of cash costs, please see “Item 3. Key Information — A. Selected Financial Data”.

†	Total production cost includes total cash costs and also the depreciation and amortization cost which is discussed below. Total cash cost per ounce has been restated following the change in the bases for these calculations. Refer to page 9 for more information.

     Total cash costs for the year ended December 31, 2010 of $289 million increased by 16% from 2009, mainly due to increased mining costs at Loulo primarily due to increased open pit mining costs resulting from deepening pits, revised mining rates and general cost increases in reagents and other consumables. Cash costs also increased at Morila during 2010, due to the continued impact of processing lower grade ore. The total cash costs per ounce of $699/oz increased by 37% year on year.
     Royalties increased by $2.3 million, or 9%, to $27.7 million for the year ended December 31, 2010 from $25.4 million for the year ended December 31, 2009. The increased royalties reflect the higher average gold price received.
     Other mining and processing costs comprise various expenses associated with providing on mine administration support services to the Morila, Loulo and Tongon mines. These charges amounted to $20.6 million for the year ended December 31, 2010 and $19.1 million for the year ended December 31, 2009. The increase in other mining and processing costs also reflect the commencement of operations at the Tongon mine towards the end of 2010.
Depreciation and Amortization
     Depreciation and amortization of $28.1 million for the year ended December 31, 2010 is consistent with the depreciation of $28.5 million that was charged for the year ended December 31, 2009. This includes depreciation charged at Loulo, Morila and Tongon since production commenced at Tongon in the fourth quarter of 2010.
Exploration and Corporate Expenditure
     Exploration and corporate expenditure was $47.2 million for the year ended December 31, 2010 and $51.1 million for the year ended December 31, 2009. Following the successful completion of prefeasibility studies at the Massawa project in Senegal (now at feasibility stage) and the Gounkoto project in Mali (now in construction), a higher proportion of expenditure was capitalized in 2010. During 2010, $2.5 million and $1.4 million were expensed for Massawa and Gounkoto, respectively, before these projects moved into feasibility stage and expenses thereon could be capitalized as per our accounting policies. In 2009, $14.3 million and $1.8 million were expensed on the Massawa and Gounkoto project, respectively.
Other expenses
     Other expenses for the year ended December 31, 2010 of $14.1 million mainly comprised operational foreign exchange losses of $13.4 million. Other expenses for the year ended December 31, 2009 of $0.24 million consisted of an increase in the loss related to the ineffective portion of hedging contracts. All gold price forward sales contracts were delivered into during the year.
Finance Income
     Finance income amounts consist primarily of interest received on cash held at banks of $1.3 million (2009:$1.9 million). Finance income of $3.4 million for the year ended December 31, 2009 also included a net foreign exchange gain of $1.6 million. The decrease in finance income was due to lower cash balances during 2010 compared to 2009.
Finance costs
     Finance costs for the year ended December 31, 2010 was $5.3 million compared to finance costs for the year ended December 31, 2009 of $1.9 million. Finance costs for the year ended December 31, 2010 included net foreign exchange losses on financing activities of $3.6 million, while a net foreign exchange gain of $1.6 million was achieved during the year ended December 31, 2009 and included in finance income.
Provision for financial assets
     The auction rate securities (‘ARS’) have now been disposed following a settlement that was reached in relation to these investments. The gain on settlement was $13 million. During 2009, we made a provision of $9.6 million against these assets.

Income Tax Expense
     The income tax expense amounted to $24.5 million for the year ended December 31, 2010 and $21.5 million for the year ended December 31, 2009. The increase in the tax expense is the result of the expiration of the Loulo tax exoneration period in November 2010. Morila SA benefited from a five year tax holiday until November 14, 2005. Loulo SA also benefited from a five year tax holiday in Mali until November 7, 2010. Tongon SA benefits from a five year tax holiday in Cote d’Ivoire from December 1, 2010. Under Malian tax law, income tax is based on the greater of 35% taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue.
Non-controlling interests
     The non-controlling interests for the year ended December 31, 2010 represent the Malian government’s 20% share of the profits at Loulo since production commenced in November 2005, the Ivorian government’s 10% share and other outside shareholder’s 1% share of the profits at Tongon since production commenced in November 2010 and Sokimo’s 5% share of Kibali. We have 45% interest in Kibali, but as we gross proportionally consolidate our interest, as at December 31, 2009 we recognized 50% of Kibali and a 5% non-controlling interest.
Years Ended December 31, 2009 and 2008
Total revenue
     Total revenues from gold sales for the year ended December 31, 2009 increased by $94.2 million, or 28%, from $338.6 million to $432.8 million. This is mainly due to a 14% increase in attributable ounces sold to 486,324 ounces year on year, as well as an increase in the average gold price received of $101/oz from $792/oz in 2008 to $893/oz in 2009.
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
Costs and Expenses
Total Cash Costs
     The following table sets out our total ounces produced and total cash cost and production cost per ounce for the years ended December 31, 2009 and 2008:

	Year Ended December 31,
		2009		2008
	Ounces	$ Per Ounce	Ounces	$ Per Ounce
Morila (40% share) cash costs	136,664	480	170,331	400
Loulo (100% share) cash costs	349,660	525	259,382	512
Total ounces (attributable sales)	486,324		427,713
Group total cash costs*		512	468
Total production costs per ounce under IFRS†		571	517

*	For a definition of cash costs, please see “Item 3. Key Information — A. Selected Financial Data”.

†	Total production cost includes total cash costs and also the depreciation and amortization cost which is discussed below. Total cash cost per ounce has been restated following the change in the bases for these calculations. Refer to page 9 for more information.

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
Provision for financial assets
     At the end of 2007, we transferred $49.0 million from cash and cash equivalents to available-for-sale financial assets which were attributable to our portfolio of ARS. The trading market for these instruments became substantially illiquid as a result of the conditions in the credit markets. During 2009, following the continued deterioration of the underlying credit ratings of the collateral of certain of the ARS, we provided $9.6 million (2008: $10.4 million) against these assets, and the assets were reclassified into the non-current section of available-for-sale financial assets during 2008.

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
Non-controlling interests
     The non-controlling interests for the years ended December 31, 2009 and December 31, 2008 represent the Malian Governments 20% share of the profits at Loulo since production commenced in November 2005 and Sokimo’s share of Kibali. We have 45% interest in Kibali, but as we gross proportionally consolidate our interest, as at December 31, 2009 we recognized 50% of Kibali and a 5% non-controlling interest.
B. LIQUIDITY AND CAPITAL RESOURCES
Cash Resources
     The group had $366.4 million cash and cash equivalents for the year ended December 31, 2010 and $589.7 million for the year ended December 31, 2009.
Operating Activities
     Net cash generated from operating activities was $107.8 million for the year ended December 31, 2010 and $63.7 million for the year ended December 31, 2009. The $44.1 million increase was due mainly to the changes in operating working capital items. Cash flows related to receivables increased by $26.4 million during 2010, due to the settlement of TVA balances at Loulo and Morila, the settlement of contractor receivables and improved debtor management. Cash flows related to inventories and ore stockpiles decreased significantly during 2010 by $61.4 million, due to the Tongon stockpiles now being included following commencement of mining activities in 2010, as well as significant dore balances on hand at Tongon at year end ($11.3 million). Cash flows related to trade and other payables increased by $10.8 million from December 31, 2009 to December 31, 2010, mainly due to the effect of additional contractors and accruals at the Tongon mine at year end.
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
Investing
     Investing activities for the year ended December 31, 2010 utilized $410.8 million compared to $196.7 million utilized for the year ended December 31, 2009 and consisted primarily of expenditure related to bringing the Tongon mine into production of $232.7 million, expenditure incurred on the Yalea and Gara underground developments, the plant expansion and the power plant at Loulo amounting to $86.9 million and $33.2 million related to the Kibali project.
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
Financing
     Financing activities for the year ended December 31, 2010 generated $14 million. This comprised $30.6 million received on exercise of share options offset by a dividend payment of $15.3 million and repayment of long term loans of $1.3 million.
     Financing activities for the year ended December 31, 2009 generated $350.8 million. This comprised mainly of the proceeds from our equity placement in July 2009 ($329.7 million) less a payment of dividends to our shareholders amounting to $10 million. $32.6 million was further received on the exercise of share options during 2009.
Credit and Loan Facilities
     During the year ended December 31, 2000, Morila entered into a finance lease for five Rolls-Royce generators under the terms of a Deferred Terms Agreement between Morila and Rolls-Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate which at December 31, 2010 was approximately 38% (2009: 38%) per annum. Our attributable share of this finance lease obligation amounted to $0.2 million at December 31, 2010 and $1.1 million at December 31, 2009. We have guaranteed the repayment of the lease.
     Morila had a finance lease with Air Liquide relating to three oxygen generating units. The lease was fully repaid in 2010.
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
     The Loulo project finance facility was replaced in May of 2007 with a $60 million corporate revolving credit facility to Randgold Resources (Somilo) Limited. The facility was with NM Rothschild, Société Générale, Fortis and Barclays. It carried interest at rates of between LIBOR + 1.4% and LIBOR + 1.6%. The facility was fully repaid in December 2007. The corporate facility was cancelled during the year, ended December 31, 2009.
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
Corporate, Exploration, Development and New Business Expenditures
     Our expenditures on corporate, exploration, development and new business activities for the past three years are as follows:

	Year Ended December 31,
	$’000
Area	2010	2009	2008
Rest of Africa	498	430	200
Burkina Faso	558	653	1,886
Mali	3,432	3,484	4,334
Tanzania	97	236	1,105
Côte d’Ivoire	4,203	2,360	2,129
Senegal	2,210	14,330	4,768
Ghana	85	336	846

Total exploration expenditure	11,083	21,829	15,268

	Year Ended December 31,
	$’000
Area	2010	2009	2008
Corporate expenditure	36,095	29,282	29,895

Total exploration and corporate expenditure	47,178	51,111	45,163
     The Group has various exploration programs, ranging from substantial to early stage in Mali, Senegal, Burkina Faso, Côte d’Ivoire and the Democratic Republic of the Congo.
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

	Price Per Ounce ($)
Year	High	Low	Average
2001	293	256	271
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	444
2006	725	525	604
2007	841	608	695
2008	1,011	712	871
2009	1,213	810	972
2010	1,421	1,058	1,224
2011 (through February)	1,411	1,319	1,364
E. OFF-BALANCE SHEET ARRANGEMENTS
     None.
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     Our contractual obligations and commercial commitments consist primarily of credit facilities, as described below. The related obligations as at December 31, 2010 are set out below:

		Less
		than 1	1-3	3-5	More than
	Total	Year	Years	Years	5 Years
Contractual Obligations	(dollars in thousands)
Capital lease obligations(1)	334	334	—	—	—
Operating lease obligations	2,624	328	656	656	984

Environmental rehabilitation	29,564	67	953	4,812	23,732
Loans from minority shareholders in subsidiaries	2,718	—	—	—	2,718

Total contractual cash obligations	35,240	729	1,609	5,468	27,434
Contracts for capital expenditure	85,008	85,008	—	—	—

(1)	Includes total interest of $0.1 million calculated at the interest rate existing at year end.
Item 6. Directors, Senior Management and Employees
A. DIRECTORS AND SENIOR MANAGEMENT
     Our Articles of Association provide that the board must consist of no less than two and no more than 20 directors at any time. During January 2010, Dr. K. Dagdelen was appointed as a non-executive director. Mr. J.K. Walden resigned from the board on July 1, 2010. The board currently consists of 8 directors.
     Our Articles of Association provide that any new director should be re-elected by the shareholders at the annual general meeting following the date of the director’s appointment. As a result of his appointment in January 2010, Dr. K. Dagdelen was re-elected at the annual general meeting held on May 4, 2010, as required by our Articles of Association. At the annual general meeting Mr. P. Liétard, Mr. R.I. Israel, Mr. N.P. Cole Jr and Dr. K. Voltaire were re-elected,
     According to the Articles of Association, the board meets at intervals determined by the board from time to time.

     The address of each of our executive directors and non-executive directors is the address of our principal executive offices, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands.
Executive Directors
     D. Mark Bristow (52) Chief Executive Officer. Chief executive since our incorporation, which was founded on his pioneering exploration work in West Africa. He has subsequently led our growth through the discovery and development of world-class assets into a major gold mining business with a market capitalization of more than $7 billion. He also played a significant part in promoting the emergence of a sustainable mining industry in West Africa. A geologist with more than 28 years’ experience in the mining industry and a PhD from Natal University, South Africa, he has held board positions at a number of global mining companies and is currently a non-executive director of Rockwell Resources International.
     Graham P. Shuttleworth (42) Chief Financial Officer; Financial Director. Mr. Shuttleworth joined us as Chief Financial Officer and Financial Director in July 2007 but has been associated with the company since its inception, initially as part of the management team involved in our listing on the London Stock Exchange in 1997, and subsequently as an advisor. A chartered accountant, he was a managing director and the New York-based head of metals and mining for the Americas in the global investment banking division of HSBC before taking his new position with us. At HSBC he led or was involved in a wide range of major mining industry transactions, including our Nasdaq listing, and subsequent equity offerings.
Non-Executive Directors
     Philippe Liétard (62) Non-Executive Chairman; Chairman of the nomination and governance committee. Mr. Liétard was managing director of the Global Natural Resources Fund from 2000 to 2003. Prior to July 2000, he was director of the Oil, Gas and Mining Department of the International Finance Corporation. His experience in corporate and project finance with UBS, IFC and the World Bank extends over 30 years, most of them in the minerals business and in Africa. Mr. Liétard is now an independent consultant and a promoter of mining and energy investments. He was appointed a director in February 1998 and chairman in November 2004. He is also a director of CellMark AB of Sweden, the world’s largest independent marketer of forest products.
     Norborne P. Cole (69) Senior Independent Non-Executive Director. Chairman of the remuneration committee and member of the governance and nomination committee. Mr. Cole started working for the Coca-Cola Company as a field representative in the USA in 1996 and advanced steadily through the organization, becoming chief executive of Coca-Cola Amatil in Australia in 1994, a position he held until 1998. Under his leadership, Coca-Cola Amatil grew into the second largest Coca-Cola bottler in the world. Now based in San Antonio, Texas, he serves on the boards of a number of US companies. He was appointed a director in May 2006.
     Christopher L. Coleman (42) Non-Executive Director; member of the governance and nomination, remuneration and audit committees. Mr. Coleman is co-head of banking and a managing director of NM Rothschild, chairman of Rothschild Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild Group, which he joined in 1989. A BSc (Econ) graduate from the London School of Economics, he served as a non-executive director of the Merchant Bank of Central Africa from 2001 to 2008. He was appointed a director in November 2008.
     Kadri Dagdelen (56) Non-Executive Director; Member of the audit committee. Dr. Dagdelen is a professor and head of the Department of Mining Engineering at the Colorado School of Mines in the US. He began his professional career as a mining engineer at Homestake Mining Co (now Barrick Gold Corporation) and was the technical services manager when he left for academia in 1992. He holds a PhD in Mining Engineering and an ME in Geostatistics and has been involved in numerous research and consulting projects worldwide, also serving on the board of directors of the Society of Mining, Exploration and Metallurgy in the US for six years and chairing other professional societies that support the mining industry. He was appointed a director in January 2010.
     Robert I. Israel (61) Non-Executive Director; Member of the governance and nomination committee. He is currently the managing partner of One Stone Energy Partners, a private equity fund. Until April 2000, a managing director of Schroder & Co Inc and head of its energy department, and until 2010 he was a partner at Compass Advisers, LLP. He holds a BA from Middlebury College and an MBA from Harvard Business School. His experience in corporate finance, especially in the natural resources sector, extends over 30 years. He was appointed a director in June 1997.
     Karl Voltaire (60) Non-Executive Director; Chairman of the audit committee since May 5, 2009 and member of the remuneration committee. A graduate in mineral resources engineering from the Ecole des Mines in Paris, he holds an MBA and a PhD in economics and finance from the University of Chicago. He started his career as a mining engineer in Haiti and subsequently spent 23 years in the World Bank Group in Washington DC, the bulk of these at the International Finance Corporation (IFC) where his last position was that of director of global financial markets. Subsequently he was director of the Office of President at the African Development Bank. He was the CEO of the Nelson Mandela Institution from 2005 to 2009, and is currently a member of the Board of Trustees of the African University of Science and Technology. He was appointed a director in May 2006.
Executive Officers
     Luiz Correia (49) General Manager — Tongon. A metallurgist with 25 years’ experience in the gold mining industry, he has a BSc Eng as well as a BCom degree. He joined us in 2005 and in 2006 was appointed operations manager responsible for the mining, planning, processing, maintenance and engineering functions at Loulo. He was recently appointed general manager of the Tongon mine in Côte d’Ivoire, which is scheduled to be commissioned in the last quarter of 2010.
     Edouard de Villiers (57) Group general manager — mining. A mining engineer, he has 34 years’ experience in gold and base metal mining operations, mining contracting and consulting. He joined us in December 2010, having executive responsibility for the group’s rapidly expanding mining operations in Africa. He brings a wealth of mining knowledge to the group.
     David Haddon (53) General Counsel and Secretary. Having overseen our administrative obligations from our incorporation in 1995, Mr. Haddon assumed full secretarial responsibility when we became listed on the London Stock Exchange in July 1997. He has over 26 years of legal and administrative experience. He assumed the responsibility as general counsel in January 2004. He is a director of Seven Bridges Trading 14 (Pty) Limited.
     Paul Harbidge (41) General Manager — Exploration. Mr. Harbidge is a geologist with 17 years’ experience, mainly in West Africa. He joined us in 2000 and was appointed exploration manager in 2004 and general manager — exploration in November 2006.
     Bill Houston (63) General Manager — Human Capital and Social Responsibility. Mr. Houston joined us in 1992 as group training and development manager and currently heads the human resources function. He has 30 years of human resources experience. He is a director of Morila Ltd, Somilo SA and Seven Bridges Trading 14 (Pty) Limited.
     Willem Jacobs (52) General Manager Operations — Central and East Africa. With a BPL(Hons) and DCom he is a seasoned executive. Having served as a director of listed and private companies in the areas of mining, engineering and manufacturing in Southern, Central and Eastern Africa for the past 15 years, he joined the group in January 2010.
     Amadou Konta (53) General Manager — Loulo. Mr. Konta has a degree in civil engineering as well as several management and project management qualifications. He was appointed mine foreman and superintendent at Syama mine and served as mine manager from 1997. In 2001 he was promoted as our construction manager in Mali and was appointed Loulo general manager on October 1, 2004.
     Victor Matfield (46) General Manager — Corporate Finance. Mr. Matfield is a chartered accountant with 18 years’ experience in the mining industry. He was appointed corporate finance manager in August 2001, prior to that he served as financial manager of the Syama mine and of the Morila capital project. He is a director of Seven Bridges Trading 14 (Pty) Limited.
     Philip Pretorius (47) Human Resources Executive. Joined us in 2008, bringing with him 22 years of human resources experience of which the last 14 years were spent exclusively dealing with the West African gold mining industry. With a post-graduate diploma in management practice, he has been involved in establishing various gold mining projects in Mali.
     Chris Prinsloo (60) General Manager — Commercial and Operations. Mr. Prinsloo was appointed general manager commercial and operations in April 2009 and prior to that he was group commercial and financial manager. He has 37 years of experience in the mining industry. He is a director of Somilo SA, Morila SA, Tongon SA, Kankou Moussa SARL, RAL 1 Limited and Randgold Resources (UK) Ltd.
     Rodney Quick (39) General Manager — Evaluation and Environment. Mr. Quick is a geologist with 17 years’ experience in the gold mining industry. Since joining us in 1996, he has been involved in the exploration, evaluation and production phases of the Morila, Loulo and Tongon deposits and was appointed the Somilo resource manager in 2006. He is now responsible for all project development, evaluation and environmental issues.

     Mahamadou Samaké (63) General Manager — West Africa. Mr. Samaké is the general manager for West Africa and is a director of our Malian subsidiaries. He was a professor of company law at the University of Mali.
     N’golo Sanogo (48) General Manager — Mali. Has a masters degree in economics from the National School of Administration of Bamako as well as several management, accounting and financial qualifications. Qualified as an auditor in 1992 before joining BHP Mali in 1995. Appointed material manager in 1998 and management accountant in 2001 at the Syama mine. Following the sale of Somisy SA in 2004, joined us as Mali financial controller. He was appointed Mali general manager in March 2009.
     John Steele (50) Technical and Capital Projects Executive. Mr. Steele has overseen the capital expansion program at the Syama mine, and at the beginning of July 1998, assumed the position of general manager capital projects for the group, overseeing the construction of Morila. He is a director of Somilo SA and Morila Limited and is currently leading the Tongon construction project.
     Samba Touré (57) General Manager — Operations: West Africa. Mr. Touré has a masters degree in chemical engineering and geochemistry and was part of the team that set up Mali’s first research laboratory for the mining and petroleum industries in 1985. As country manager for BHP Minerals, he oversaw that company’s exploration programs in West Africa. He joined Morila in 2000 and was promoted to operations manager in 2004 and general manager in 2007.
     Tania de Welzim (35) Chief Accounting Officer; Group Financial Manager. Ms. de Welzim was appointed group financial manager in April 2009 and prior to that she was group financial controller. She is a chartered accountant with 12 years’ experience in finance including nine years in the mining industry. She is responsible for financial reporting in the group as well as internal control procedures.
     Lois Wark (55) Group Corporate Communications Manager. A member of our team since our inception who assumed management of the cartography department in 1995, Ms. Wark is responsible for the coordination of the group’s communication and investor relations programs as well as for the management of its South African subsidiary, Seven Bridges. She holds a diploma in land surveying: cadastral and topographical.
     Louis Watum (48) General Manager — Kibali Gold Project; Country Manager — DRC. A metallurgist with 21 years’ experience in base metals, coal and gold processing, he has an MSc in Chemical Engineering. He joined us in 2009 and was appointed general manager and country manager responsible for: Building and leading the Kibali team; communicating with the DRC government and local authorities; directing and managing Kibali business; and, delivering on strategies, objectives and the Kibali business plan.
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
     The date of appointment, date of expiration and length of service for each of our directors is set forth in the table below:

		Date of
	Date of	Expiration		Number of
Director	Appointment	Term		Years Served
Executive
D.M. Bristow	8/05/95	5/03/11	*	16
G.P. Shuttleworth	7/01/07	5/03/11	*	4
Non-Executive
R.I. Israel	6/12/97	5/03/11	*	14
P. Liétard	2/11/98	5/03/11	*	13
N.P. Cole	5/03/06	5/03/11	*	6
K. Voltaire	5/03/06	5/03/11	*	6
C.L. Coleman	11/03/08	5/03/11	*	3
K. Dagdelen	1/29/10	5/03/11	*	1

*	The UK Corporate Governance Code issued in June 2010 requires that all directors should stand for re-election on an annual basis.

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
     The fees paid to non-executive directors have remained unchanged since the 2010 annual general meeting save for a proposal at the next annual general meeting, which proposes that the chairman, in addition to the general retainer, which will remain unchanged, will receive a fee increasing annually from $170,000 to $200,00 in addition to an additional award of 2,400 restricted shares per annum. The fees paid to our non-executive directors, including the chairman, and are:
•	A general retainer to all non-executive directors of $50,000;

•	An annual committee assignment fee per committee served:
Audit committee $35,000;

Remuneration committee $25,000; and

Governance and Nomination committee $10,000.
•	The chairman of a board committee to receive an additional premium to the committee assignment fee of $15,000;

•	The senior independent director, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional $85,000;

•	The non-executive chairman, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional $200,000;

•	An award to each director of “restricted” shares being 1,200 ordinary shares per year and an additional award of 2,400 ordinary shares per year to the Non-executive chairman. The shares are to vest over a three year period from the date of the award, being January 1, 2012.
In the circumstances listed in paragraph (i) and (ii) below, a Director shall be entitled to retain all his vested and unvested awards and all such awards shall vest immediately, if not already vested, on the date on which the relevant event occurs:
(i)	a change of control of the Company other than as a result of an internal reorganization or restructuring such that the shareholdings in the Company and any acquiring company remain substantially the same both before and after the relevant event.

(ii)	the Director ceasing to hold office after a minimum of three years’ service as a Director, in the following circumstances:
(a)	resignation after a minimum of three years’ service as a Director;

(b)	giving notice to terminate his office under the terms of his appointment where he has decided not to seek re-election as a director but has completed a minimum of three years’ service as a Director;

(c)	not being re-elected as a director at a meeting of the Company’s shareholders where the Director has stood for re-election with board support;

(d)	injury, ill-health or disability proved to the satisfaction of the Board;

(e)	death.
Where a Director ceases to hold office for any of the reasons specified in paragraphs (f) or (g) below, the Director shall retain all his vested awards and the Board may in its absolute discretion determine whether the Director may retain all or any of his unvested awards and the conditions of vesting.
(f)	termination of the Director’s appointment by the Company other than where the Director:
(i)	has committed any serious breach or (after warning in writing) any repeated or continued material breach of his obligations to the Company (which include an obligation not to breach his fiduciary duties);

(ii)	has been guilty of any act of dishonesty or serious misconduct or any conduct which in the reasonable opinion of the Board tends to bring the Director concerned or the Company into disrepute; or

(iii)	has been declared bankrupt or have made an arrangement or composition for the benefit of his creditors;
     the Director ceasing to hold office for any reason other than a reason specified in paragraphs (i), (ii) and (a) to (f) above.”
     A non-executive director must hold shares at least equal in value (as at the beginning of the year) to the general annual retainer. A director would be granted three years in which to acquire the required shareholding and this period could be extended by the unanimous approval of the uninterested directors. If the number of shares were to fall below the threshold due to a fall in the share price, no additional purchase of shares would be required. Except for Dr. K. Dagdelen, who was appointed to the board in January 2010 and only obtained his first restricted shares with effect from January 1, 2011, the remaining non-executive directors hold shares equal to the value of the general annual retainer.
     There is now a proposal that the requirement for executive directors to hold shares in the company at least equal in value (as at the beginning of the year) of $50,000 has been amended and it is now proposed, for approval by shareholders, that the executive directors should hold shares equal to at least two times their base salary (being $1,500,000 per annum for Dr. D.M. Bristow and £330,212 per annum for Mr. G. P. Shuttleworth). Both Dr. D.M. Bristow and Mr. G.P. Shuttleworth hold shares at least equal in value to twice their base salary. New directors will be allowed three years in which to acquire the required shareholding and this period may be extended at the discretion of the remuneration committee.
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
     On January 1, 2009, the first award of 1,200 restricted shares was allocated to the non-executive directors as approved by shareholders at our 2008 annual general meeting. The price of the restricted stock calculation was the Nasdaq Global Select market closing price on January 2, 2009, or $43.92. In terms of the policy, 400 shares were issued directly to each non-executive director and 800 shares were held as restricted stock. Non-executive directors were issued the second tranche on January 1, 2010 and to the final tranche was issued on and January 1, 2011.
     On January 1, 2010, the second award of 1,200 restricted shares was allocated to the non-executive directors as approved by shareholders at our 2009 annual general meeting. The price of the restricted stock calculation was the Nasdaq Global Select market closing price on January 4, 2010 or $82.25. In terms of the policy, 400 shares were issued directly to each non-executive director and 800 shares are held as restricted stock. Non-executive directors were issued the second tranche on January 1, 2011 and subject to agreed conditions, the final tranche will be issued on January 1, 2012.
     On January 1, 2011, the third award of 1,200 restricted shares was allocated to the non-executive directors as approved by shareholders at our 2010 annual general meeting. This price of the restricted stock calculation was the Nasdaq Global Select market closing price on January 3, 2011, or $81.60. In terms of the policy, 400 shares were issued directly to each non-executive director and 800 shares are held as restricted stock. Non-executive directors will be issued the second and third tranches subject to agreed conditions on January 1, 2012 and January 1, 2013, respectively.
     During the year ended December 31, 2010, the aggregate compensation paid or payable to our directors and executive officers as a group was approximately $18 million, of which $10.7 million was payable to directors and recognized as a remuneration expense.
     The remuneration of the executive directors comprised:
•	Basic salary and benefits (fixed remuneration).

•	An annual bonus opportunity.

•	Participation in the Restricted Share Scheme, measuring performance over the longer term.
     The total executive directors’ remuneration for the year ended December 31, 2010, was $10.3 million (2009: $9.3 million).
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
     Based on exceptional performance achieved against all targets during the 2010 financial year, the remuneration committee determined that both Dr. D.M. Bristow and Mr. G.P. Shuttleworth should receive their maximum annual bonus of $4.5 million and $800,000 respectively.
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
     In 2009, the CEO received the following restricted share awards:
•	40,000 restricted shares with an award date of January 1, 2009. Two thirds vested on January 1, 2010 and the remaining third was to vest on January 1, 2011. However, no vesting occurred because the company TSR performance fell below that of the HSC Global Gold Index over the performance period. The issue price of these shares was $43.26.

•	40,000 restricted shares with an award date of January 1, 2009, one third vesting on January 1, 2010, one third vesting on January 1, 2011 and the remaining third vesting on January 1, 2012. The issue price of these shares was $43.26.
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
     The following tables set forth the aggregate compensation for each of the directors, firstly the executive directors and secondly the non-executive directors:

	Basic Salary		Annual Bonus		Other Payments*		Total**
	December 31,		December 31,		December 31		December 31,
	2010 ($)	2009 ($)	2010 ($)	2009 ($)	2010 ($)	2009 ($)	2010 ($)	2009 ($)
Executive
D.M. Bristow (CEO)	1,500,000	1,250,000	4,400,000	3,750,000	1,730,400	2,626,000	7,730,400	7,626,000
G.P. Shuttleworth (CFO)	509,901	424,047	800,00	400,000	1,244,444	821,933	2,554,345	1,645,980
TOTAL	2,009,901	1,674,047	5,300,000	4,150,000	2,974,844	3,447,933	10,284,745	9,271,980

*	Other payments include expenses for restricted share award, which have been costed in accordance with IFRS 2 based on the valuation at the date of grant. Performance is measured against the HSBC Global Gold Index for each tranche of the restricted share awards. No vesting occurred on January 1, 2011, in respect of Dr. D. M. Bristow’s shares over the past 12 month period, as the company’s performance fell below that of the HSBC Global Gold Index over the performance period, however, $1.7 million is still included in the figures above for Dr. D. M. Bristow, in line with the accounting requirements.

**	The total remuneration disclosed in our Annual Report on Form 20-F for the year ended December 31, 2010 was therefore $11,084,745.

	Fees		Other Payments*		Total
	December 31,		December 31,		December 31,
	2010 ($)	2009 ($)	2010 ($)	2009 ($)	2010 ($)	2009 ($)
Non-Executive
P. Liétard	220,000	220,000	98,700	52,704	318,700	272,704
B.H. Asher**	—	45,000	—	52,704	—	97,704

	Fees		Other Payments*		Total
	December 31,		December 31,		December 31,
	2010 ($)	2009 ($)	2010 ($)	2009 ($)	2010 ($)	2009 ($)
Non-Executive
R.I. Israel	60,000	65,000	98,700	52,704	158,700	117,704
A.L. Paverd**	—	28,334	—	52,704	—	81,083
N.P. Cole Jr.	135,000	123,333	98,700	52,704	233,700	177,704
K. Voltaire	125,000	120,000	98,700	52,704	223,700	172,704
C.L. Coleman	120,000	100,000	98,700	52,704	218,700	151,037
J.K. Walden	42,500	85,000	98,700	52,704	141,200	137,704
K. Dagdelen	77,917		—	—	77,917
TOTAL	780,417	786,667	592,200	421,632	1,372,617	1,208,299

*	Other payments — The awards of 1,200 restricted shares allocated on January 1, 2009 and January 1, 2010, vest over a three year period from the date of the award.

**	Dr. A.L. Paverd and Mr. B.H. Asher retired from the board on May 5, 2009.

***	Mr. J.K. Walden resigned from the board on July 1, 2010.
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
     The high and low share prices for our ordinary shares for the year on the London Stock Exchange were (pounds sterling) £67.55 and (pounds sterling) £41.26, respectively, and our high and low price for our ADSs on the Nasdaq Global Select Market were $106.44 and $64.91, respectively. The ordinary share price on the London Stock Exchange and the price of an ADS on the Nasdaq Global Select Market at December 31, 2010, the last day of trading, were (pounds sterling) £52.75 and $82.33, respectively.
     Share options outstanding at February 28, 2011 and held by executive officers were as follows:

	Options to
	Purchase Ordinary
	Shares	Expiration Date	Exercise Prices ($)
Officers
L.C. Correia	15,000	8/20/17	22.19
D.J. Haddon	20,000	8/20/17	22.19
P.D. Harbidge	20,000	8/20/17	22.19
W.R.A. Houston	25,000	8/05/17	22.19
A. Konta	25,000	8/20/17	22.19
V. Matfield	75,000	8/05/14	8.05
V. Matfield	60,000	8/20/17	22.19
P. Pretorius	30,000	5/22/18	45.27
C.J. Prinsloo	20,000	8/05/17	22.19
R.B. Quick	20,000	8/20/17	22.19
M. Samaké	20,000	8/20/17	22.19
N. Sanogo	7,000	8/20/17	22.19
J. Steele	40,000	8/20/17	22.19
S. Touré	30,000	5/22/18	45.27
L.V. Wark	25,000	8/20/17	22.19
T. de Welzim	2,000	11/30/16	22.50
T. de Welzim	15,000	8/20/17	22.19
Restricted shares outstanding at February 28, 2011 and held by executive officers were as follows:

Number of
Name	Shares
J. Steele	30,000
M. Samaké	18,000
P.D. Harbidge	18,000
W.R.A. Houston	18,000
C.J. Prinsloo	18,000
R.B. Quick	18,000
S. Touré	18,000
P. Pretorius	18,000
L. Watum	18,000
W. Jacobs	18,000
A. Konta	12,000
V. Matfield	12,000
D.J. Haddon	12,000
L.V. Wark	12,000
T. de Welzim	12,000
L. Correia	12,000
N. Sanogo	7,500
Expiration date January 1, 2020
C. BOARD PRACTICES
Directors’ Terms of Employment
     We have entered into contracts of employment with Dr. D.M. Bristow and Mr. G.P. Shuttleworth with the period of employment set as one year.
     We have entered into letters of appointment with our non-executive directors. Each non-executive director is now subject to re-election annually by our shareholders in accordance with the provisions of the 2010 UK Corporate Governance Code.
Board of Directors Committees
     In order to ensure good corporate governance, the board has formed an audit committee, a remuneration committee and a governance and nomination committee. The audit, remuneration, and governance and nomination committees are comprised of a majority of non-executive directors.
Audit Committee
     Our audit committee charter, which defines the terms of reference for the audit committee members, sets out the framework through which the audit committee reviews our annual results, the effectiveness of our systems of internal control, internal audit procedures and legal and regulatory compliance and the cost effectiveness of the services provided by the external auditors. The audit committee also reviews the scope of work carried out by our external auditors and holds discussions with the external auditors at least twice a year. The audit committee is comprised of three independent non-executive directors. The members of the audit committee are Dr. K. Voltaire (chairman), Mr. C.L. Coleman and Dr. K. Dagdelen, was appointed a member of the audit committee on January 29, 2010. Mr. J.K. Walden resigned from the board on July 1, 2010.
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
D. EMPLOYEES
     At the end of each of the past three years, the breakdown of employees, including our subsidiaries by main categories of activity was as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
Category of Activity
Mining and related engineering	202	136	241
Processing and related engineering	767	631	668
Management and technical	125	105	100
Exploration	221	161	164
Administration	290	261	253
TOTAL*	1,605	1,294	1,426

*	Tongon became fully commissioned in the fourth quarter of 2010.
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
     No options were awarded to staff in terms of the Employee Share Option Scheme during 2010.
Item 7. Major Shareholders and Related Party Transactions
A. MAJOR SHAREHOLDERS

     As of February 28, 2011, our issued share capital consisted of 91,097,370 ordinary shares with a par value of $0.05 per share. To our knowledge we are not, directly or indirectly, owned or controlled by another corporation, any foreign government or other person.
     The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 28, 2011, by:
•	Any person of whom the directors are aware that is interested directly or indirectly in 3% or more of our ordinary shares;

•	Each of our directors; and

•	All of our executive officers and directors as a group.
     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of February 28, 2011, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person.
Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE2 4WJ, Channel Islands.

	Shares Beneficially Owned
Holder	Number	%
D.M. Bristow	697,584	0.77
G.P. Shuttleworth	28,000	0.03
N.P. Cole Jr.	4,572	0.01
C. Coleman	3,800	0.00
K. Dagdelen	400	0.00
R.I. Israel	39,463	0.04
P. Liétard	4,572	0.01
K. Voltaire		—
BNY (Nominees) Limited (1) 30 Cannon Street London EC4M XH	60,158,282	66.04
Wells Fargo & Company (2) 420 Montgomery Street San Francisco, CA 94104	4,685,031	5.14
FMR LLC(3) 82 Devonshire Street, Boston, MA 02109	11,812,915	12.97
BlackRock Inc.(4) 40 East 52nd Street New York, NY 10022	10,622,151	11.66
Van Eck Associates Corporation(5) 335 Madison Ave, 19th Floor New York, NY 10017	5,939,876	6.53
Directors and executive officers (6)	792,293	0.87

(1)	Shares held by BNY (Nominees) Limited are held for and on behalf of our ADS holders.

(2)	Wells Fargo & Company reported in its Schedule 13G filed with the Securities and Exchange Commission on January 25, 2011 that its beneficial ownership in us amounted to 4,685,031 ordinary shares (5.15%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.

(3)	FMR LLC reported in its Schedule 13G/A filed with the Securities and Exchange Commission that as at February 14, 2011 its beneficial ownership in us amounted to 11,812,915 ordinary shares (12.98%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.

(4)	BlackRock Inc. reported in its Schedule 13G/A filed with the Securities and Exchange Commission on January 10, 2011 that its beneficial ownership in us amounted to 10,622,151 ordinary shares (11.67%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.

(5)	Van Eck Associates Corporation reported in its Schedule 13G filed with the Securities and Exchange Commission on February 14, 2011 that its beneficial ownership in us amounted to 5,939,876 ordinary shares (6.53%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.

(6)	No executive officer beneficially owns in excess of 1% of the outstanding ordinary shares.
     To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by our other shareholders.
     As of February 28, 2011, there were 4 record holders of our ordinary shares in the United States, holding an aggregate of 1,691 ordinary shares or 0.0%.
     As of February 28, 2011, there were 51 record holders of our ADSs in the United States, holding an aggregate of 60,160,282 ADSs or 100%.
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

	Price Per Ordinary Share		Price Per ADS
Financial Period Ended	High (£)	Low (£)	High ($)	Low ($)
December 31, 2010	67.55	41.26	106.44	64.91
December 31, 2009	54.50	24.25	90.30	36.24
December 31, 2008	30.00	15.57	55.65	23.45
December 31, 2007	19.50	10.53	38.86	21.04
December 31, 2006	14.08	9.09	26.32	15.88

	Price Per Ordinary Share		Price Per ADS
Calendar Period	High (£)	Low (£)	High ($)	Low ($)
2011
First Quarter (through February 28, 2011)	53.30	47.24	83.55	75.05
2010
Fourth Quarter	67.55	50.85	106.44	80.66
Third Quarter	66.20	53.55	104.22	85.11
Second Quarter	66.00	50.40	99.67	77.39
First Quarter	54.00	41.26	86.83	64.91
2009
Fourth Quarter	54.50	39.30	90.30	63.57
Third Quarter	46.49	33.51	76.08	55.06
Second Quarter	44.49	28.23	73.96	41.59
First Quarter	37.76	25.10	54.35	36.65

	Price Per Ordinary Share		Price Per ADS
Calendar Month	High (£ )	Low (£)	High ($)	Low ($)
2011
February	52.40	47.62	83.50	76.85
January	53.30	47.24	83.55	75.05
2010
December	61.15	50.85	95.72	80.66
November	63.30	57.65	101.92	92.00
October	67.55	57.35	106.44	90.48
September	66.20	58.85	104.22	90.74
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
     The authorized share capital is $6,000,000 divided into 120,000,000 ordinary shares of $0.05 each, of which 91,097,370 were issued as of February 28, 2011 and 28,902,630 were available for issue.
     At the annual general meeting held on May 4, 2010, shareholders approved a resolution which authorized an increase in the authorized share capital of the company from $5,000,000 divided into 100,000,000 ordinary shares of $0.05 each to $6,000,000 divided into 120,000,000 ordinary shares of $0.05 each.
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
Proposed Amended Articles of Association
     We will be submitting a proposal to amend the Articles of Association to our stockholders at our 2011 annual general meeting to be held on May 3, 2011. The Articles of Association will be amended primarily take account of changes to law and practice since the current Articles of Association were last updated and incorporate certain amendments required as a result of changes to the laws and regulations to which we are subject. In particular, the amended Articles of Association will reflect certain amendments to the Companies (Jersey) Law 1991 (as amended) and certain requirements of the UK Listing Rules which come into effect for companies incorporated outside of the UK who have a premium listing of equity securities on the Official List of the UK Financial Services Authority.
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
4. Agreement between Randgold Resources Limited and DTP Terrassement, dated July 26, 2010.
We entered into an Agreement with DTP Terrassment with respect to the equipment for the Gounkoto mine.
5. Joint Venture Agreement between Anglogold Ashanti Limited and Randgold Resources Limited, dated July 16, 2009.
We entered into a Joint Venture Agreement in connection with the acquisition of Moto Goldmines Limited.
6. Employment Contract between Randgold Resources Limited and Graham P. Shuttleworth, dated August 3, 2010.

We entered into an employment contract with Mr. Shuttleworth in respect of his position as Chief Financial Officer. Pursuant to the employment contract, Mr. Shuttleworth is deemed to have been employed by us from July 1, 2007. The employment contract provides that Mr. Shuttleworth’s base remuneration is £330,212 per annum beginning January 1, 2010, and a bonus based on the achievement of certain performance targets.
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
     We encourage holders of our ordinary shares or ADSs to consult with their own tax advisors with respect to the US Federal, state and local tax consequences, as well as the tax consequences in other jurisdictions, of the purchase, ownership and disposition of our ordinary shares or ADSs applicable in their particular tax situations.
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
     Individual US holders are eligible for reduced rates of US Federal income tax (currently a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2013. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met and either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty which provides for the exchange of information. For this purpose, ADSs listed on the Nasdaq exchange are considered to be readily tradable on an established securities market in the United States. Therefore, we currently believe that dividends paid with respect to our ordinary shares and ADSs will constitute qualified dividend income for US federal income tax purposes, provided the individual US holders of our shares and ADSs meet certain holding period requirements. However, if we are a passive foreign investment company, as discussed below under the heading “Passive Foreign Investment Company Rules”, in the taxable year of the distribution or the preceding tax year, the dividends paid with respect to our ADSs will not constitute qualified dividend income. US holders are urged to consult their own tax advisors regarding the classification of any distributions from us as qualified dividend income.
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
Additional Tax After 2012
     For taxable years beginning after December 31, 2012, US holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to an additional 3.8% Medicare contribution tax on unearned income, including, among other things, cash dividends on, and capital gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. US holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.
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
     We believe that we currently are not a PFIC and do not expect to become a PFIC in 2011. However, there is significant uncertainty in the application of the PFIC rules to mining enterprises such as ourselves as a result of the interplay of several sets of tax rules. In addition, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, the market price of our ordinary shares, and the amount and type of our gross income, we cannot assure you that we will not become a PFIC in the future or that the US Internal Revenue Service will agree with our conclusion that we are not a PFIC now.
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
     Further, if we are a PFIC, each US holder will generally be required to file an annual report with the Internal Revenue Service for the taxable years beginning on or after March 18, 2010. US holders are urged to consult their own tax advisors regarding this new reporting obligation and how it may apply to their particular circumstances.
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
Backup Withholding and Information Reporting
     Payments to US holders in respect of our ordinary shares or ADSs may be subject to information reporting to the US Internal Revenue Service and to backup withholding tax, currently imposed at a rate of 28% (but currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2013).
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

     Recently enacted legislation requires US individuals to report an interest in any “specified foreign financial asset” if the aggregate value of such assets owned by the U.S. individual exceeds $50,000 (or such higher amount as the IRS may prescribe in future guidance). Stock issued by a foreign corporation is treated as a specified foreign financial asset for this purpose. US holders should consult their own tax advisors regarding this reporting obligation and how it may apply to their particular circumstances.
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
     From April 6, 2010 a tax rate of 50% for taxable income above £150,000 was introduced. Dividends which are taxable at the 50% rate will be liable to income tax at a rate of 42.5% of the Gross Dividend. Any tax credit will be set against, but not fully match, the shareholder’s tax liability on the Gross Dividend and such shareholder will have to account for additional income tax equal to 32.5% of the Gross Dividend (this equates to 36.1% of the cash dividend received) to the extent that the Gross Dividend, when treated as the top slice of the shareholder’s income, falls above the threshold for the 50% rate of tax.
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
     Persons having an interest in ADSs or ordinary shares who are resident and/or, in the case of an individual shareholder, ordinarily resident in the U.K. or who hold their ordinary shares or interests in ADSs through a U.K. trading branch or agency (or, if that person is a company, a permanent establishment) will, in general, be subject to U.K. taxation on gains arising on a disposal of ordinary shares or interests in ADSs. The first £10,100 of an individual’s net chargeable gains are exempt. For gains realized on or after June 23, 2010, the balance is taxed at 18% for gains that fall within the individual’s otherwise unused basic rate income tax band (currently £37,400) and 28% thereafter. Gains realized prior to June 23, were taxed at a flat rate of 18% irrespective of the level of the individual’s other income.
     A body corporate will generally be subject to U.K. corporation tax on chargeable gains at the standard rate of U.K. corporation tax (which is reducing from 28% to 26% from April 1, 2011).
     Inheritance Tax
     Liability to U.K. inheritance tax may arise on the death of an individual having an interest in ADSs or ordinary shares, or on a gift (or disposal at an undervalue) of ordinary shares or ADSs by an individual, who is domiciled, or deemed to be domiciled, in the U.K.
     U.K. inheritance tax may still be relevant for individuals who are neither domiciled nor deemed to be domiciled in the U.K. U.K. property is generally liable to U.K. inheritance tax subject to Double Tax Treaty provisions. This is a complicated area and individuals should consult their own independent tax adviser.
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
F. DIVIDENDS AND PAYING AGENTS
     Not applicable.
G. STATEMENTS BY EXPERTS
     Not applicable.
H. DOCUMENTS ON DISPLAY

     You may request a copy of our US Securities and Exchange Commission filings, at no cost, by writing or calling us at Randgold Resources Limited, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands. Attention: D. J. Haddon, Telephone: (011 44) 1534-735-333. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices at 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands.
     A copy of each document (or a translation thereof to the extent not in English) concerning us that is referred to in this Annual Report, is available for public view at our principal executive offices at 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands. Attention: D. J. Haddon, Telephone: (011 44) 1534-735-333.
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
     Loulo’s hedging is administered by our finance department which acts upon the recommendations of a hedging committee within the guidelines of a policy set by our board. The hedging was entered into in terms of a requirement of the Loulo Loan. The Loulo loan and our hedging arrangements were with a consortium of financial lenders: NM Rothschild, SG Corporate and Investment Bank, ABSA Bank and HVB Group. The Loulo Loan had in early May 2007 been replaced by a Revolving Credit Facility, which was terminated in 2009.
     All of Loulo’s derivative transactions previously had to be in compliance with the terms and conditions of the Loulo loan agreement. That agreement placed a limit on derivative transactions of 70% of Loulo’s forecast production for a given year. Our board agreed as part of the financing arrangements for the development of Loulo that some gold price protection be secured. All remaining gold price forward sales contracts were delivered into during the year.
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

$000	2010	2009
Level of exposure of foreign currency risk
Carrying value of foreign currency balances
Cash and cash equivalents includes balances denominated in:
• Communauté Financière Africaine franc (CFA)	24,532	7,506
• Euro (EUR)	3,439	10,987
• South African rand (ZAR)	502	(668)
• British pound (GBP)	281	59
• Australian dollar (AUD)	205	3,617
• Canadian dollar (CAD)	1,155	360
Accounts receivable and prepayments include balances denominated in:
• Communauté Financière Africaine franc (CFA)	18,578	51,435
• Euro (EUR)	1	3,956
• South African rand (ZAR)	345	6,564
• British pound (GBP)	131	159
• Australian dollar (AUD)	12	1,171
• Canadian dollar (CAD)	—	47
Accounts payable includes balances denominated in:
• Communauté Financière Africaine franc (CFA)	(5,453)	(28,264)
• Euro (EUR)	(3,949)	(5,895)
• South African rand (ZAR)	(3,583)	(3,489)
• British pound (GBP)	(51)	—
• Australian dollar (AUD)	(21)	(3,487)
• Canadian dollar (CAD)	(39)	—
     The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the group which is the US dollar. Set out below is the impact of a 10.0% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments.

		Effect of 10.0%
	Closing	strengthening of US
	exchange	dollar on net earnings
Level of exposure of foreign currency risk (continued)	Rate	and equity
At December 31, 2010
• Euro (EUR)	0.7546	51
• British pound (GBP)	0.6465	36
• Communauté Financière Africaine franc (CFA)	504.68	3,766
• South African rand (ZAR)	6.6468	274
• Australian dollar (AUD)	1.0163	20
• Canadian dollar (CAD)	1.0001	112
At December 31, 2009
• Euro (EUR)	0.6977	905
• British pound (GBP)	0.6279	22
• Communauté Financière Africaine franc (CFA)	457.66	2,600
• South African rand (ZAR)	7.4174	241
• Australian dollar (AUD)	1.1199	130
• Canadian dollar (CAD)	1.0494	41
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
All gold price forward sales contracts were delivered into during the year.
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
     The accounting effects of our hedging activities are as follows:
All remaining gold price forward sales contracts were delivered into during the year.
     The total fair value of the above financial instruments as at December 31, 2010 was a liability of $0 million (December 31, 2009: liability of $25.3 million).
     During the year ended December 31, 2008, we sold 427,713 ounces of gold at an average price of $792 per ounce. At the average spot gold price for the year of approximately $871 per ounce, product sales would have amounted to approximately $373 million for the year, an increase of approximately $34 million in sales.
     During the year ended December 31, 2009, we sold 486,324 ounces of gold at an average price of $893 per ounce. At the average spot gold price for the year of approximately $973 per ounce, product sales would have amounted to approximately $473 million for the year, an increase of approximately $40 million in sales.
     During the year ended December 31, 2010, we sold 413,262 ounces of gold at an average price of $1,180 per ounce. At the average spot gold price for the year of approximately $1,224 per ounce, product sales would have amounted to approximately $506 million for the year, an increase of approximately $21 million in sales.

Interest Rate Sensitivity
     We generally do not undertake any specific actions to cover our exposure to interest rate risk and at December 31, 2010 were not party to any interest rate risk management transactions.
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
At December 31, 2010 the fair value of our borrowings, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $0.2 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of the three month LIBOR rate is negligible.
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

• cash distributions or dividends,

• distributions other than cash, shares or rights,

• distributions in shares, and

• rights of any other nature, including rights to subscribe for additional shares.

Associated Fee	Depositary Action
Taxes and other governmental charges.	As applicable.

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
     For the year ended December 31, 2010, our Depositary made no payments on our behalf in relation to our ADR program.
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
     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
     Based upon its assessment, our management concluded that, as of December 31, 2010, our internal control over financial reporting is effective based upon those criteria.
     BDO LLP, an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2010.
     (c) See report of BDO LLP, an Independent Registered Public Accounting Firm included under “Item 18 — Financial Statements”, on page F-1.
     (d) Changes in Internal Control Over Financial Reporting: There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
     During the year ended December, 31 2010, as our business has expanded, we put in place internal controls over financial reporting for two new operational areas of the business: Kibali and Tongon. We have experienced an increase in the number of controls operated that are consistent with those already in place. As at December 31, 2010, due to the on-going political situation in Côte d’Ivoire, a higher level of control was exercised in respect of Tongon by Randgold’s group level finance staff.
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

Item 16B. Code of Ethics
     Our board has adopted a code of ethics that applies to the Chief Executive Officer, Chief Financial Officer and all financial officers. This code of ethics is posted on our website, www.randgoldresources.com.
Item 16C. Principal Accountant Fees and Services
     BDO LLP has served as our independent registered public accounting firm for the financial years ended December 31, 2010, 2009, and 2008.
     The following table presents the aggregate fees for professional services and other services rendered by our Independent Registered Public Accounting Firm to us in 2010 and 2009.

	2010	2009
	$	$
	(in millions)
Audit Fees (1)	0.7	0.8
Audit-related Fees (2)	—	0.2
Tax Fees	—	—
All Other Fees (3)	—	0.2
Total	$0.7	$1.2

(1)	The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include our audit and statutory audits.

(2)	Audit-related fees include fees billed relating to comfort letters and consents; attest services; and assistance with and review of documents filed with the Securities and Exchange Commission and UK Listing Authority.

(3)	Other fees relate to other work performed in respect of the documents filed with the UK Listing Authority.
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
     The Audit Committee met six times during 2010. At some of these meetings the committee met with the external audit partner and the finance director, to review the audit plans of the external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.
     During 2010, all Audit-related Fees provided to us by BDO LLP were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
     No work was performed by persons other than BDO LLP’s full-time, permanent employees on the BDO LLP’s engagement to audit our financial statements for 2010 and 2009.

     During 2010, the Audit Committee has overseen work undertaken to ensure compliance with the requirements of Section 404 of the Sarbanes Oxley Act.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not Applicable.
Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers
     Neither the issuer nor any affiliate of the issuer purchased any of our shares during 2009.
Item 16F. Change in Registrant’s Certifying Accountant
     Not Applicable.
Item 16G. Corporate Governance
     We are subject to a variety of corporate governance guidelines and requirements of Nasdaq, the London Stock Exchange and the SEC. We believe that we comply with the applicable corporate governance requirements. Although we are listed on the Nasdaq Global Select Market, we are not required to comply with all of Nasdaq’s corporate governance rules which are applicable to US companies. The significant ways in which the Nasdaq corporate governance rules differ for us, as a foreign company, are a reduced quorum requirement for shareholder meetings. In the year 2010 we were required to comply with the provisions of the Combined Code on Corporate Governance which was issued in the United Kingdom in June 2008. According to the provisions of the Combined Code we were in compliance with the provisions throughout the year, and we disclosed that Mr. R. I. Israel was not deemed independent in accordance with the independence definitions and was subject to re-election on an annual basis as per such requirements. At the annual general meeting held in May 2010 Mr. Israel was re-elected. With respect to reporting periods after June 29, 2010 we are subject to the requirements of the United Kingdom’s Corporate Governance Code.
PART III
Item 17. Financial Statements
Not Applicable.
Item 18. Financial Statements
     Reference is made to the financial statements, commencing on page F-1, and the financial statement schedule on page S-1.
Item 19. Exhibits
     The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association of Randgold Resources Limited, as amended.

1.2*	Articles of Association of Randgold Resources Limited, as amended.

2.1	Memorandum of Association of Randgold Resources Limited, as amended (see Exhibit 1.1).

2.2+++	Form of Amended and Restated Deposit Agreement, dated as of October 14, 2009 among Randgold Resources Limited, The Bank of New York as Depositary, and owners and holders from time to time of American Depositary receipts issued thereunder.

2.3+++	Form of American Depositary Receipt.

Exhibit No.	Exhibit
2.4*	Excerpts of relevant provisions of the Companies (Jersey) Law 1991.

2.5*	Shareholder’s Agreement (English translation), dated June 23, 2000, between the Government of Mali and Morila Limited.

4.1*	Deed Governing the Relationship Between the Parties Upon Admission between Randgold & Exploration Company Limited and Randgold Resources Limited, dated June 26, 1997 (Relationship Agreement).

4.2*	License Agreement, dated June 26, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.

4.3*	Agreement, dated December 21, 1999, between Société des Mines de Morila SA, Randgold Resources Limited and Morila Limited (loan from Randgold Resources Limited to Morila Limited).

4.4*	Sale of Shares Agreement, dated May 29, 2000, between AngloGold Limited, Randgold Resources Limited and Randgold Resources (Morila) Limited.

4.5*	Joint Venture Agreement, dated May 29, 2000, between AngloGold Limited and Randgold Resources Limited.

4.6*	Operator Agreement, dated May 29, 2000, between Société des Mines de Morila SA and AngloGold Services Mali SA.

4.7*	Cession of Shareholder’s Loan — Memorandum of Agreement, dated July 3, 2000, between Randgold Resources Limited and AngloGold Morila Holdings Limited.

4.8*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated February 25, 2000.

4.9*	Deed of Guarantee, dated August 25, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and SYPPS.

4.10*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated December 9, 1999.

4.11*	Deed of Guarantee given under the Morila Deferred Terms Agreement, dated March 3, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and Mopps.

4.12*	Morila Exploitation Permit (English translation).

4.13*	Transfer of Morila Exploitation Permit from Randgold Resources Limited to Morila SA.

4.14*	Randgold Resources Limited Share Option Scheme.

4.15+	Structured Precious Metals Option and Loan Confirmation, dated August 30, 2002, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.16+	Third Contract of Employment between Randgold Resources Limited and Roger Ainsley Ralph Kebble.

4.17+	Services Agreement between Randgold & Exploration Company Limited and Randgold Resources Limited, dated February 2, 2003.

4.18++	Shareholder Loan Agreement dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

Exhibit No.	Exhibit
4.19++	Termination Agreement, dated November 9, 2004, between Randgold Resources Limited and Mr. R.A.R. Kebble.

4.20++	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo S.A.

4.21++	International Swap Dealers Association Inc. Master Agreement, dated December 21, 2004, between Randgold Resources Limited and Absa Bank Limited.

4.22++	Amendment to Shareholders’ Loan Agreement, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.23#	Fifth Contract of Employment, dated January 31, 2005, between Randgold Resources Limited and Dennis Mark Bristow.

4.24§	Mining Contract Agreement, dated February 15, 2005, between Société des Mine de Loulo S.A and BCM Mali S.A.

4.25§	Third Contract of Employment, dated April 20, 2006, between Randgold Resources Limited and Roger A. Williams.

4.26#	International Swap Dealers Association Inc. Master Agreement and Schedule thereto, dated April 23, 2007, between Fortis Bank NV/SA Limited and Randgold Resources Limited.

4.27#	International Swap Dealers Association Inc. Novation Agreement, dated April 23, 2007, between Randgold Resources Limited, Société Générale and Fortis Bank NV/SA.

4.28#	Revolving Credit Facility Agreement, dated May 1, 2007, among Randgold Resources (Somilo) Limited, Randgold Resources Limited, various Banks and Other Financial Institutions and NM Rothschild & Sons Limited.

4.29#	Charge Over Shares, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.30#	Charge Over Shares, dated May 8, 2007, between Mining Investments (Jersey) Limited and NM Rothschild & Sons Limited.

4.31#	Deed of Guarantee and Indemnity, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.32#	Deed of Guarantee and Indemnity, dated May 8, 2007, between Société des Mines de Loulo S.A. and NM Rothschild & Sons Limited.

4.33#	Deed of Assignment, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.34#	Registered Share Pledge Agreement, dated May 9, 2007, between Randgold Resources (Somilo) Limited and NM Rothschild & Sons Limited.

4.35##	Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.36###	Addendum to the Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.37###	Employment Contract, dated April 28, 2008, between Randgold Resources Limited and Dennis Mark Bristow.

4.38###	First Contract of Employment, dated April 28, 2007, between Randgold Resources Limited and Graham P. Shuttleworth.

Exhibit No.	Exhibit
4.39###	Addendum to the Joint Venture Agreement, dated April 22, 2008, between AngloGold Ashanti Limited and Randgold Resources Limited.

4.40###	Addendum to the Operatorship Agreement, dated April 22, 2008, between AngloGold Ashanti Limited, AngloGold Services Mali SA, Société des Mines de Morila SA and Mining Investments Jersey Limited.

4.41%	Project Management Agreement between La Société d’Opération Ivoirienne d’Électricité (SOPIE) and Randgold Resources C.I. — SARL, dated March 2009.

4.42%	Letter Agreement, dated September 18, 2008, between Randgold Resources (Côte d’Ivoire) Limited and New Mining Côte d’Ivoire SARL.

4.43%	Rules of the Randgold Resources Limited Restricted Share Scheme.

4.44%	Contract of Employment, dated July 1, 2008, between Randgold Resources Limited and Graham P. Shuttleworth.

4.45%%	Agreement between Randgold Resources Limited and AngloGold Ashanti Limited dated July 16, 2009.

4.46%%	Amendment dated July 27, 2009 to Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009.

4.47%%	Irrevocable Commitment from Randgold Resources Limited to Moto Goldmines Limited, dated July 27, 2009.

4.48**	Arrangement Agreement, dated August 5, 2009, between Randgold Resources Limited, 0858065 B.C. Limited and Moto Goldmines Limited.

4.49**	Protocole d’Accord, dated October 31, 2009, between Randgold Resources Limited, AngloGold Ashanti Limited, Moto Goldmines Limited, Kibali Goldmines S.P.R.L. and the Government of the Democratic Republic of The Congo.

4.50**	Share Purchase Agreement, dated October 31, 2009, between L’Office des Mines de Kilo-Moto, Randgold Resources Limited, AngloGold Ashanti Limited, Moto Goldmines Limited, Border Energy Pty Limited, Kibali (Jersey) Limited and Kibali Goldmines S.P.R.L.

4.51***	Agreement, dated July 26, 2010 between Randgold Resources and DTP Terrassement.

4.52***	Joint Venture Agreement, dated July 16, 2009 between Randgold Resources Limited and AngloGold Ashanti Limited

4.53***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Philippe Liétard.

4.54***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Norborne Cole Jr.

4.55***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Christopher L Coleman.

4.56***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Robert I Israel.

4.57***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Karl Voltaire.

4.58***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Kadri Dagdelen.

4.59***	Contract of Employment, dated August 3, 2010, between Randgold Resources Limited and Graham P. Shuttleworth.

8.1***	List of Subsidiaries.

Exhibit No.	Exhibit
12.1***	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2***	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1***	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2***	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1***	Consent of BDO LLP.

15.2***	Consent of SRK Consulting.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-90972), filed on June 21, 2002.

+	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

++	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

+++	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-129147), filed on October 7, 2009.

§	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

#	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

##	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-147648), filed on November 27, 2007.

###	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

%	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

%%	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-160827), filed on July 27, 2009.

**	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

***	Filed herewith
SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RANDGOLD RESOURCES LIMITED
By:	/s/ D. Mark Bristow
	Name:	D. Mark Bristow
	Title:	Chief Executive Officer
	Date:	March 31, 2011

Exhibit Index

Exhibit No.	Exhibit
4.51	Agreement, dated July 26, 2010 between Randgold Resources and DTP Terrassement.

4.52	Joint Venture Agreement, dated July 16, 2009 between Randgold Resources Limited and AngloGold Ashanti Limited.

4.53	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Philippe Liétard.

4.54	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Norborne Cole Jr.

4.55	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Christopher L Coleman.

4.56	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Robert I Israel.

4.57	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Karl Voltaire.

4.58	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Kadri Dagdelen.

4.59	Contract of Employment, dated August 3, 2010, between Randgold Resources Limited and Graham P. Shuttleworth.

8.1	List of Subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Financial Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section
906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of BDO LLP.

15.2	Consent of SRK Consulting.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Randgold Resources Limited
We have audited the accompanying consolidated statements of financial position of Randgold Resources Limited as of December 31, 2010 and 2009 and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and statements of consolidated cash flows for the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule included on page S-1 of this Form 20-F. We have also audited Randgold Resources Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Randgold Resources Limited’s management is responsible for these financial statements, financial statement schedule, maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report included under item 15B, ‘Controls and Procedures’. Our responsibility is to express an opinion on these financial statements and financial statement schedule and express an opinion on the company’s internal control over financial reporting based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Randgold Resources Limited as of December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Also, in our opinion, Randgold Resources Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
In addition, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BDO LLP BDO LLP
London
31 March 2011
BDO LLP is a limited liability partnership registered in England and Wales (with registered number OC305127).

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31

US$000	Notes	2010	2009	2008
REVENUE
Gold sales on spot		505,889	476,553	374,110
Loss on hedging contracts		(21,336)	(43,773)	(35,538)

Total revenue		484,553	432,780	338,572
Other income	26	22,633	8,975	4,194

TOTAL INCOME		507,186	441,755	342,766
COSTS AND EXPENSES
Mining and processing costs	26	280,423	249,634	199,520
Transport and refining costs		1,653	1,594	2,053
Royalties		27,680	25,410	19,730
Exploration and corporate expenditure	27	47,178	51,111	45,163
Other expenses		14,111	242	363

TOTAL COSTS		371,045	327,991	266,829
Finance income	28	1,304	3,444	9,335
Finance costs	28	(5,270)	(1,915)	(3,338)
Provision for financial assets		12,980	(9,580)	(10,350)
Finance (costs)/income — net	28	9,014	(8,051)	(4,353)

PROFIT BEFORE INCOME TAX		145,155	105,713	71,584
Income tax expense	4	(24,524)	(21,450)	(24,564)

PROFIT FOR THE PERIOD		120,631	84,263	47,020
OTHER COMPREHENSIVE INCOME
Cash flow hedges	21	14,242	26,730	32,851
Currency translation differences		—	1,047	—
Gain on available-for-sale financial assets		2,776	8,970	—

TOTAL COMPREHENSIVE INCOME		137,649	121,010	79,871
PROFIT
Attributable to:
Owners of the parent		103,501	69,400	41,569
Non-controlling interests		17,130	14,863	5,451

		120,631	84,263	47,020

TOTAL COMPREHENSIVE INCOME
Attributable to:
Owners of the parent		120,519	106,486	74,420
Non-controlling interests		17,130	14,524	5,451

		137,649	121,010	79,871

BASIC EARNINGS PER SHARE (US$)	6	1.14	0.86	0.54
DILUTED EARNINGS PER SHARE (US$)	6	1.13	0.84	0.54
AVERAGE SHARES IN ISSUE (000)		90,645	81,023	76,300
The accompanying notes are an integral part of these consolidated financial statements.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AT DECEMBER 31, 2010

US$000	Notes	2010	2009
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	9	901,959	507,219
Deferred tax	12	379	290
Long term ore stockpiles	8	9,123	34,178
Trade and other receivables	7	1,341	5,292
Mineral properties	10	406,000	405,779
Available-for-sale financial assets	13	—	29,020

TOTAL NON-CURRENT ASSETS		1,318,802	981,778

CURRENT ASSETS
Inventories and ore stockpiles	8	195,523	109,113
Trade and other receivables	7	97,738	121,786
Available-for-sale financial assets	13	15,862	17,810
Cash and cash equivalents		366,415	589,681

TOTAL CURRENT ASSETS		675,538	838,390

TOTAL ASSETS		1,994,340	1,820,168

EQUITY AND LIABILITIES
Share capital	5	4,555	4,506
Share premium	5	1,362,320	1,317,771
Retained earnings		393,570	305,415
Other reserves		31,596	18,793

Equity attributable to owners of the parent		1,792,041	1,646,485
Non-controlling interests		53,905	36,775

TOTAL EQUITY		1,845,946	1,683,260

NON-CURRENT LIABILITIES
Borrowings		—	234
Loans from minority shareholders in subsidiaries	16	2,718	2,945
Deferred tax	12	12,611	4,762
Provision for rehabilitation	15	29,564	16,916
Loans from subsidiaries and joint ventures	11	—	—

TOTAL NON-CURRENT LIABILITIES		44,893	24,857

CURRENT LIABILITIES
Financial liabilities — forward gold sales	17	—	25,312
Trade and other payables	14	95,255	82,080
Current tax payable		8,012	3,609
Borrowings		234	1,050

TOTAL CURRENT LIABILITIES		103,501	112,051

TOTAL EQUITY AND LIABILITIES		1,994,340	1,820,168

The accompanying notes are an integral part of these consolidated financial statements.

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31
Attributable to Equity Shareholders

						Total Equity
	Number					Attributable to	Non-
	of Ordinary	Share	Share	Other	Retained	Owners	Controlling	Total
US$000	Shares §	Capital	Premium	Reserves	Earnings	of Parent	interests	Equity
BALANCE AT DEC 31, 2007	76,140,330	3,809	450,814	(69,391)	213,567	598,799	8,294	607,093

Movement on cash flow hedges
Transfer to profit for the period	—	—	—	35,901	—	35,901	—	35,901
Fair value movement on financial instruments	—	—	—	(3,050)	—	(3,050)	—	(3,050)

Other comprehensive income	—	—	—	32,851	—	32,851	—	32,851
Net profit for the period	—	—	—	—	41,569	41,569	5,451	47,020

Total comprehensive income	—	—	—	32,851	41,569	74,420	5,451	79,871
Share-based payments	—	—	—	6,471	—	6,471	—	6,471
Share options exercised	353,400	18	3,842	—	—	3,860	—	3,860
Exercise of options previously expensed under IFRS 2	—	—	1,158	(1,158)	—	—	—	—
Shares vested #	6,594	—	160	(160)	—	—	—	—
Dividends relating to 2007	—	—	—	—	(9,154)	(9,154)	—	(9,154)

BALANCE - DEC 31, 2008	76,500,324	3,827	455,974	(31,387)	245,982	674,396	13,745	688,141

Movement on cash flow hedges -
• transfer to profit for period	—	—	—	44,339	—	44,339	—	44 339
• fair value movement on financial instruments	—	—	—	(17,609)	—	(17,609)	—	(17,609)
Currency translation differences	—	—	—	1,386	—	1,386	(339)	1,047
Gain on available-for-sale financial assets	—	—	—	8,970	—	8,970	—	8,970
Net profit	—	—	—	—	69,400	69,400	14,863	84,263

Total comprehensive income for the period	—	—	—	37,086	69,400	106,486	14,524	121,010
Share-based payments	—	—	—	9,564	—	9,564	—	9,564
Share options exercised	1,214,248	61	32,516	—	—	32,577	—	32,577
Exercise of options previously expensed under IFRS 2 +	—	—	16,526	(16,526)	—	—	—	—
Shares vested #	7,454	—	261	(261)	—	—	—	—
Dividend relating to 2008	—	—	—	—	(9,967)	(9,967)	—	(9,967)
Capital raising	5,750,000	287	341,844	—	—	342,131	—	342,131
Costs associated with capital raising	—	—	(12,388)	—	—	(12,388)	—	(12,388)
Moto acquisition	6,628,769	331	483,038	20,317	—	503,686	23,030	526,716
Acquisition of 10% of issued shares in Kibali	—	—	—	—	—	—	(14,524)	(14,524)

BALANCE - DEC 31, 2009	90,100,795	4,506	1,317,771	18,793	305,415	1,646,485	36,775	1,683,260

Movement on cash flow hedges -
• transfer to profit for period	—	—	—	14,242	—	14,242	—	14,242
Movement on available-for-sale financial assets -
• transfer to profit for period	—	—	—	(16,381)	—	(16,381)	—	(16,381)
• fair value movement on available-for-sale financial assets	—	—	—	19,157	—	19,157	—	19,157
Net profit	—	—	—	—	103,501	103,501	17,130	120,631

Total comprehensive income for the period	—	—	—	17,018	103,501	120,519	17,130	137,649
Share-based payments	—	—	—	11,843	—	11,843	—	11,843
Share options exercised	921,403	49	30,529	—	—	30,578	—	30,578
Exercise of options and vesting of shares previously expensed under IFRS 2 +	—	—	11,593	(13,370)	—	(1,777)	—	(1,777)
Shares vested #	59,972	—	2,427	(2,427)	—	—	—	—
Lapsed options originally issued on acquisition of Moto	—	—	—	(261)	—	(261)	—	(261)
Dividend relating to 2009	—	—	—	—	(15,346)	(15,346)	—	(15,346)

BALANCE - DEC 31, 2010	91,082,170	4,555	1,362,320	31,596	393,570	1,792,041	53,905	1,845,946

SHARE CAPITAL
     The share capital comprises the issued ordinary shares of the company at par.
SHARE PREMIUM
     The share premium comprises the excess value recognized from the issue of ordinary shares at par.
RETAINED EARNINGS
     Retained earnings comprises the group’s cumulative accounting profit since inception.
OTHER RESERVES
     Other reserves include the cumulative charge recognized under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges (Refer to note 21), as well as the foreign currency translation reserve and the movements in current available-for-sale financial assets.
     At December 31, 2010, the balance of the share-based payment reserve amounted to US$18.4 million (December 31, 2009: US$22.7 million; December 31, 2008: US$9.6 million). The balance of the hedging reserve was US$0 (December 31, 2009: debit of US$14.2 million; December 31, 2008: debit of US$41 million). Refer to note 21 for further details on the hedging reserve. The foreign currency translation reserve was US$1.4 million at December 31, 2010 (December 31, 2009: US$1.4 million; December 31, 2008: US$0) and the movements in current available-for-sale financial assets amounted to US$11.8 million as at December 31, 2010 (December 31, 2009: US$9 million; December 31, 2008: US$0). Refer to note 13 for further details.

+	Movement in recognition of options exercised includes the exercise of options issued as part of the acquisition of Moto.

#	Restricted shares were issued to executive directors, non-executive directors and senior management as remuneration. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

§	Excludes restricted shares granted but not yet vested and 7,200 treasury shares.
The accompanying notes are an integral part of these consolidated financial statements.

RANDGOLD RESOURCES LIMITED
STATEMENTS OF CONSOLIDATED CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31

US$000	Notes	2010	2009	2008
CASH FLOW FROM OPERATING ACTIVITIES
Profit/(loss) after tax		120,631	84,263	47,020
Income tax expense		24,524	21,450	24,564

Profit/(loss) before income tax		145,155	105,713	71,584

Net interest received		3,966	(1,529)	(5,997)
Provision for financial assets		(12,980)	9,580	10,350
Depreciation and amortization		28,127	28,502	21,333
Ineffectiveness on cash flow hedges		(1,522)	242	363
Non-cash effect of roll forward of hedges		(9,548)	(1,336)	—
Unwind of discount on provisions for environmental rehabilitation		592	492	443
Share-based payment		11,843	9,564	6,471
Profit on sale of financial assets/disposal of Kiaka	13	(19,294)	(10,658)	—

		146,399	140,570	104,547

Effects of changes in operating working capital items
• receivables		26,353	(73,683)	8,629
• inventories and ore stockpiles		(61,355)	(12,673)	(30,012)
• trade and other payables		10,796	25,628	(26,618)
Cash generated from operations before interest and tax		122,133	79,842	56,546

Interest received		1,304	3,444	9,335
Interest paid		(5,270)	(1,915)	(3,338)
Income tax paid		(10,378)	(17,624)	(5,042)

Net cash generated from operating activities		107,789	63,747	57,501

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment		(410,810)	(196,701)	(85,038)
Net cash inflow from acquisitions of Moto and Kibali	29	—	114,217	—
Sale of shares in Volta Resources		25,002	—	—
Acquisition of shares in Volta Resources		(1,204)	—	—
Proceeds from returns of ARS funds		42,000	—	—

Net cash used by investing activities		(345,012)	(82,484)	(85,038)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issue of ordinary shares		30,578	362,320	3,860
Decrease in long term loans		(1,275)	(1,566)	(3,721)
Dividends paid to company’s shareholders		(15,346)	(9,967)	(9,154)

Cash generated from/(used by) financing activities		13,957	350,787	(9,015)

NET (DECREASE)/INCREASE IN CASH AND EQUIVALENTS		(223,266)	332,050	(36,552)

CASH AND EQUIVALENTS AT BEGINNING OF YEAR		589,681	257,631	294,183

CASH AND CASH EQUIVALENTS AT END OF YEAR		366,415	589,681	257,631

     The effective interest rate on cash and cash equivalents was 0.21% (2009: 0.35%) (2008: 2.7%). These funds have an average maturity of less than 30 days.
The accompanying notes are an integral part of these consolidated financial statements.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
1. NATURE OF OPERATIONS
     The company and its subsidiaries (the ‘group’) together with its joint ventures carry out exploration and gold mining activities. Currently there are two operating mines in Mali, West Africa: the Morila gold mine, which commenced production in October 2000, and the Loulo mine complex, which commenced production in November 2005. The group also operates a third mine in Côte d’Ivoire, Tongon, which poured its first gold in November 2010. The group also has a portfolio of exploration projects in West and Central Africa.
     The interests of the group in its operating mines are held through Morila SA (‘Morila’) which owns the Morila mine, Somilo SA (‘Somilo’) which owns the Loulo mine and Tongon SA (‘Tongon’) which owns the Tongon mine. Randgold holds an effective 40% interest in Morila, following the sale to AngloGold Ashanti Limited on July 3, 2000 of one-half of Randgold’s subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila SA, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. From the date of acquisition AngloGold Services Mali SA (‘Anser’), a subsidiary of AngloGold Ashanti, was the operator of Morila. On February 15, 2008 Randgold assumed responsibility for the operatorship.
     Randgold holds an effective 80% interest in Somilo. The remaining 20% interest is held by the Malian government. Randgold is the operator of the Loulo mine.
     Randgold holds an effective 89% interest in Tongon, 10% is held by the government of Côte d’Ivoire while the remaining 1% is held by a local Ivorian company. The group also holds an effective interest of 45% in the Kibali gold project in the Democratic Republic of Congo following the acquisition by the company of a joint venture interest in Moto Goldmines Limited in 2009, in conjunction with AngloGold Ashanti.
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
BASIS OF PREPARATION The consolidated financial statements of Randgold Resources Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively (‘IFRS’) issued by the International Accounting Standards Board (IASB) and in accordance with Article 105 of the Companies (Jersey) Law of 1991. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and various financial assets and financial liabilities (including derivative instruments) which are carried at fair value. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. The areas involving a high degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.
     The going concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the group will not be a going concern in the foreseeable future based on forecasts and available cash resources. The viability of the group is supported by the financial statements.
     The group has adopted the following standards, amendments to standards and interpretations which are effective for the first time this year. Their impact is discussed below. Those standards, amendments to standards and interpretations that are effective for the first time this year but have no impact on the group, and are not expected to have an impact in the future, have not been included below.
     AMENDMENTS TO IFRIC 9 AND IAS 39: EMBEDDED DERIVATIVES (effective for annual periods beginning on or after June 30, 2009). This amendment clarifies the treatment of embedded derivatives in host contracts that are reclassified out of fair value through profit or loss following the changes introduced by the Amendments to IAS 39 and IFRS 7: Reclassification of Financial Instruments. This has not had an impact on the group in the current year but may have an impact in future.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
     REVISED IFRS 3: BUSINESS COMBINATIONS (effective for annual periods beginning on or after July 1, 2009). The basic approach of the existing IFRS 3 to apply acquisition accounting in all cases and identify an acquirer is retained in this revised version of the standard. It also includes much of the current guidance for the identification and recognition of intangible assets separately from goodwill. However, in some respects the revised standard may result in very significant changes, including: the requirement to write off all acquisition costs to profit or loss instead of including them in the cost of investment; the requirement to recognize an intangible asset even if it cannot be reliably measured; and, an option to gross up the statement of financial position for goodwill attributable to minority interests (which are renamed ‘non-controlling interests’). The revised standard does not require the restatement of previous business combinations. This has not had an impact on the group in the current year but may have an impact in future.
     AMENDMENT TO IAS 27: CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS (effective for annual periods beginning on or after July 1, 2009). This amendment affects in particular the acquisition of subsidiaries achieved in stages and disposals of interests, with significant differences in the accounting depending on whether or not control is obtained as a result of the transaction, or where a transaction results only in a change in the percentage of a controlling interest. The amendment does not require the restatement of previous transactions. This has not had an impact on the group in the current year but may have an impact in future.
     AMENDMENT TO IAS 39: FINANCIAL INSTRUMENTS — RECOGNITION AND MEASUREMENT: ELIGIBLE HEDGED ITEMS (effective for annual periods beginning on or after July 1, 2009). This amendment clarifies how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in the designation of a one-sided risk in a hedged item, and inflation in a financial hedged item. This has not had an impact on the group in the current year but may have an impact in future.
     IMPROVEMENTS TO IFRSs: 2010 (effective for annual periods beginning on or after January 1, 2010). The improvements in this amendment clarify the requirements of IFRSs and eliminate inconsistencies within and between standards. This has not had a significant impact on the group.
     AMENDMENTS TO IFRS 2: GROUP CASH-SETTLED SHARE-BASED PAYMENT TRANSACTIONS (effective for annual periods beginning on or after January 1, 2010). This amendment clarifies that, where a parent (or another group entity) has an obligation to make a cash-settled share-based payment to another group entity’s employees or suppliers, the entity receiving the goods or services should account for the transaction as equity-settled. The amendment also moves the IFRIC 11 requirements in respect of equity-settled share-based payment transactions among group entities and the clarification of the scope of IFRS 2 contained within IFRIC 8 into IFRS 2 itself. This has not had an impact on the group in the current year but may have an impact in future.
     The following standards, amendment to standards and interpretations which have been recently issued or revised have not been adopted early by the group but may have an impact in the future; their expected impact is discussed below.
     Standards, amendments to standards and interpretations that are not expected to impact the group, are not included below.
     CLASSIFICATION OF RIGHTS ISSUES (AMENDMENT TO IAS 32) (effective for annual periods beginning on or after February 1, 2010). This Amendment addresses the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as derivative liabilities. However, the Amendment requires that, provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. This will be applied in the year ending December 31, 2011 but is not expected to have an immediate impact on the group.
     IFRIC 19 EXTINGUISHING FINANCIAL LIABILITIES WITH EQUITY INSTRUMENTS (effective for annual periods beginning on or after July 1, 2010). This Interpretation addresses transactions in which an entity issues equity instruments to a creditor in return for the extinguishing of all or part of a financial liability. Broadly, it applies to transactions where the two parties are acting only in their capacity as lender and borrower. It does not address the appropriate treatment for the creditor and does not apply to arrangements in which liabilities are extinguished in return for equity instruments in accordance with the original terms of the financial liability.
     For transactions within its scope, where the whole liability is extinguished, the Interpretation requires the equity instruments issued to be measured at their fair value and the difference between that fair value and the carrying value of the financial liability extinguished to be recognized in profit or loss. Where only part of the financial liability is extinguished, some allocation of the consideration between the extinguished portion of the liability and the part of the liability that remains outstanding may be required. This will be applied in the year ending December 31, 2011 but is not expected to have an immediate impact on the group.
      REVISED IAS 24 RELATED PARTY DISCLOSURES (effective for annual periods beginning on or after January 1, 2011). The revision to IAS 24 is in response to concerns that the previous disclosure requirements and the definition of a related party were too complex and difficult to apply in practice, especially in environments where government control is pervasive. The revised standard addresses these concerns by:

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
•	Providing a partial exemption for government-related entities — Until now, if a government controlled, or a significantly influenced, an entity, the entity was required to disclose information about all transactions with other entities controlled, or significantly influenced by the same government. The revised Standard requires such entities to disclose information about individually and collectively significant related party transactions only.

•	Providing a revised definition of a related party — The structure of definition of a related party has been simplified and inconsistencies eliminated. Illustrative examples have also been added. The revised definition will mean that some entities will have more related parties for which disclosures will be required. The entities that are most likely to be affected are those that are part of a group that includes both subsidiaries and associates, and entities with shareholders that are involved with other entities.
     This will be applied in the year ending December 31, 2011 but is not expected to have an immediate impact on the group.
      IMPROVEMENTS TO IFRSs (2010) (effective for annual periods beginning on or after January 1, 2011). The improvements in this Amendment clarify the requirements of IFRSs and eliminate inconsistencies within and between Standards. The changes include amendments to:
•	IFRS 3 (Revised 2008) ‘Business combinations’ including: (i) Clarification that the treatment of contingent consideration arising in business combinations occurring before the effective date of IFRS 3(R) continues to be treated under the old requirements. (ii) Limiting the choice to measure non-controlling interests at a proportionate share in recognized amounts of the acquiree’s identified net assets to present ownership interests with other components of the non-controlling interest being measured at fair value. (iii) The inclusion or otherwise in the cost of investment of replacement share-based payment awards provided to employees of the acquiree.

•	IFRS 7 ‘Financial instruments: Disclosures’ including clarification that an entity should provide qualitative disclosures in the context of quantitative disclosures to enable users to link related disclosures and hence form an overall picture of the nature and extent of risks arising from financial instruments.

•	IAS 1 (Revised 2007) ‘Presentation of financial statements’ clarifying that the analysis of components of other comprehensive income in the statement of changes in equity may be presented in a note.

•	IAS 34 ‘Interim financial reporting’ clarifying the disclosures required in respect of significant events and transactions during the period.
     Improvements to IFRSs (2010) also made minor amendments to the wording of IFRIC 13 ‘Customer loyalty programmes’ regarding the valuation of award credits and the transitional arrangements for amendments to IAS 21 ‘The effects of changes in foreign exchange rates’ and IAS 28 ‘Investments in associates’ in respect of the loss of control or significant influence which were introduced by IAS 27 (as amended 2008) ‘Consolidated and separate financial statements’. This will be applied in the year ending December 31, 2011 but is not expected to have an immediate impact on the group.
     DISCLOSURES — TRANSFERS OF FINANCIAL ASSETS (AMENDMENTS TO IFRS 7) (effective for annual periods beginning on or after July 1, 2011). This Amendment requires the disclosure of information in respect of all transferred financial assets that are not derecognized and for any continuing involvement in a transferred asset, existing at the reporting date, irrespective of when the related transfer transaction occurred. The disclosures are intended to enable users of financial statements: (a) to understand the relationship between transferred financial assets that are not derecognized in their entirety and the associated liabilities; and (b) to evaluate the nature of, and risks associated with, the entity’s continuing involvement in derecognized financial assets.
     These enhanced disclosures are likely to affect, among others, entities that have debt factoring arrangements. These amendments are not yet endorsed by the EU. This will be applied in the year ending December 31, 2012 but is not expected to have an immediate impact on the group.
     DEFERRED TAX: RECOVERY OF UNDERLYING ASSETS (AMENDMENTS TO IAS 12) (effective for annual periods beginning on or after January 1, 2012). IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40 Investment Property. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally, be through sale. As a result of the amendments, SIC-21 Income Taxes — Recovery of Revalued Non-Depreciable Assets would no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC-21, which is accordingly withdrawn. These amendments are not yet endorsed by the EU. This will be applied in the year ending December 31, 2012 but is not expected to have an immediate impact on the group.
     IFRS 9 FINANCIAL INSTRUMENTS (effective for annual periods beginning on or after January 1, 2013).
     IFRS 9 will eventually replace IAS 39 in its entirety. However, the process has been divided into three main components: Classification and measurement; impairment; and, hedge accounting. As each phase is completed, it will delete the relevant portions of IAS 39 and create new chapters in IFRS 9.
     To date IFRS 9 addresses only the classification and measurement of financial instruments.
     The requirements for financial assets are that they should be:
•	Classified on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset;

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
•	measured at amortized cost if it meets two conditions: (a) The entity’s business model is to hold the financial asset in order to collect the contractual cash flows; and, (b) the contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principle outstanding; and,

•	subsequently measured at amortized cost or fair value depending on the business model of the entity and the terms of the instrument.
     Hybrid contracts with a host that is within the scope of IFRS 9 (ie a financial host) must be classified in its entirety in accordance with the classification approach stated above. This eliminates the existing IAS 39 requirements to separately account for an embedded derivative and a host contract. The embedded derivative requirements under IAS 39 continue to apply where the host contract is a non-financial asset and for financial liabilities.
     The requirements for classifying and measuring financial liabilities are mostly unchanged from those set out in IAS 39.
     IFRS 9 includes an accounting policy choice allowing investments in equity instruments to be measured at fair value through other comprehensive income. This is an irreversible election made, on an instrument by instrument basis, at the date of initial recognition. Where this option is not taken, all equity instruments with the scope of IFRS 9 will be classified as fair value through profit or loss. Irrespective of the policy choice made, dividends received on equity instruments will always be recognized in profit or loss.
     Subsequent reclassification of financial assets between the amortized cost and fair value categories is permitted only when an entity changes its business model for managing its financial assets.
     The held to maturity and available for sale classifications have been eliminated. This standard has not yet been endorsed by the EU. This will be applied in the year ending December 31, 2013, once endorsed by the EU. We will review the impact on the group closer to the date of implementation, but it is currently expected that it will result in a reclassification of available for sale assets.
CONSOLIDATION The consolidated financial information includes the financial statements of the company, its subsidiaries and the company’s proportionate share in joint ventures using uniform accounting policies for like transactions and other events in similar circumstances.
SUBSIDIARIES Subsidiaries are entities over which the group has the power to govern the financial and operating policies, generally accompanying an interest of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition costs are expensed. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill or other identifiable intangible assets. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of comprehensive income.
     Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.
JOINT VENTURE Joint ventures are those entities in which the group holds a long term interest and which are jointly controlled by the group and one or more joint venture partners under a contractual arrangement.
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
     The cost of a joint venture acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a joint venture acquisition are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill or other identifiable intangible assets. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of comprehensive income.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
INVESTMENT IN SUBSIDIARIES AND JOINT VENTURES Are stated at cost less any provisions for impairment in the financial statements of the company. Dividends are accounted for when the company becomes entitled to receive them. On the disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of comprehensive income.
SEGMENT REPORTING An operating segment is a group of assets and operations engaged in performing mining or advanced exploration that are subject to risks and returns that are different from those of other segments. Other parts of the business are aggregated and treated as part of a ‘corporate and exploration’ segment. The group provides segmental information using the same categories of information the group’s chief operating decision maker utilizes. The group’s chief operating decision maker is considered by management to be the board of directors. The group has only one business segment, that of gold mining. Segment analysis is based on individual mining operations and exploration projects that have a significant amount of capitalized expenditure or other fixed assets.
FOREIGN CURRENCY TRANSLATION
     Functional and presentation currency
     Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in US dollars, which is the group’s functional and presentation currency.
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
INTANGIBLE ASSETS
     Mineral properties
     Mineral properties acquired are recognized at fair value at the acquisition date. Mineral properties are tested annually for impairment on the same basis that property, plant and equipment are when there is an indication of impairment. Mineral properties will be amortized on a units of production basis when the related mine commences production.
PROPERTY, PLANT AND EQUIPMENT
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
     Development costs and mine plant facilities relating to existing and new mines are capitalized. Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity and are capitalized until commercial levels of production are achieved, after which the costs are amortized.
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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
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
INTEREST/BORROWING COSTS Is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing cost is expensed as incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalized as part of property, plant and equipment. Borrowing cost is capitalized as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably. No interest or borrowing costs have been capitalized during the year.
FINANCIAL INSTRUMENTS These are measured as set out below. Financial instruments carried on the statement of financial position include cash and cash equivalents, receivables, accounts payable, borrowings, derivative financial instruments, and available for sale financial assets.
DERIVATIVES The group uses derivative financial instruments such as gold forward contracts to manage the risks associated with commodity prices. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value.
     The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedges). The fair value of derivative financial instruments that are traded on an active market is based on quoted market prices at the statement of financial position date. The fair value of financial instruments not traded on an active market is determined using appropriate valuation techniques. At the inception of the transaction, the group documents the relationship between hedge instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items. Refer to note 21 for treatment of the group’s gold contracts.
     Cash flow hedge
     The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
hedges is recognized in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Amounts accumulated in equity are recycled in the statement of comprehensive income in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to profit or loss. The fair values of derivative instruments used for hedging purposes are disclosed in note 21. Movements on the hedging reserve in shareholders’ equity are shown in note 21. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.
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
CASH AND CASH EQUIVALENTS Cash and cash equivalents are carried in the statement of financial position at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts. In the statement of financial position, bank overdrafts are included in borrowings in current liabilities.
AVAILABLE-FOR-SALE FINANCIAL ASSETS Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available-for-sale financial assets are designated on acquisition. They are normally included in current assets and are carried at fair value. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is recognized in the statement of comprehensive income, other movements in fair value are recognized in other reserves in equity.
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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
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
     Share-based payments
     The fair value of the employee services received in exchange for the grant of options or restricted shares is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or restricted shares determined at the grant date:
•	including any market performance conditions; and

•	excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period).
     Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of shares that the employee will ultimately receive. This estimate is revised at each statement of financial position date and the difference is charged or credited to the statement of comprehensive income, with a corresponding adjustment to equity. Market performance conditions are included in the fair value assumptions on the grant date with no subsequent adjustment.
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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
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
EXPLORATION AND EVALUATION COSTS The group expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realized, ie ‘probable’. While the criteria for concluding that an expenditure should be capitalized is always probable, the information that the directors use to make that determination depends on the level of exploration.
•	Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a prefeasibility study, after which the expenditure is capitalized as a mine development cost. A ‘prefeasibility study’ consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The prefeasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the group will obtain future economic benefit from the expenditures.

•	Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed until such time as the directors have sufficient information to determine that future economic benefits are probable, after which the expenditure is capitalized as a mine development cost. The information required by directors is typically a final feasibility study however a prefeasibility study may be deemed to be sufficient where the additional work required to prepare a final feasibility study is not significant.

•	Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a prefeasibility study. This economic evaluation is distinguished from a prefeasibility study in that some of the information that would normally be determined in a prefeasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that more likely than not the group will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are capitalized within development costs.
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
     The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:
     Future rehabilitation obligations
     The net present value of current rehabilitation estimates have been discounted to their present value at 3.5% per annum (2009: 3.5%) being an estimate of the prevailing interest rates.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Expenditure is expected to be incurred at the end of the respective mine lives. For further information, including the carrying amounts of the liabilities, refer to note 15. A 1% change in the discount rate on the group’s rehabilitation estimates would result in an impact of US$2.8 million (2009: US$1.4 million) on the provision for environmental rehabilitation, and an impact of US$0.2 million (2009: US$0.1 million) on the statement of comprehensive income.
     Gold price assumptions
     The following gold prices were used in the mineral reserves optimization calculations:

US$000	2010	2009
Morila	800	700
Loulo: open pit	800	700
Loulo: underground	800	700
Tongon	800	700
Kibali	800	700
Massawa	800	700
Gounkoto	800	700
     Changes in the gold price used could result in changes in the mineral reserve optimization calculations. Mine modelling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions.
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
     There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. For further information refer to Annual Reserves Declaration on page 45 of the Company’s Annual Report on Form 20-F.
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
     Depreciation
     There are several methods for calculating depreciation, ie the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage.
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
•	the quantities of the reserves for which there is a high degree of confidence in economic extraction;

•	future production levels;

•	future commodity prices;

•	future cash cost of production, capital expenditure, close down, restoration and environmental clean up; and

•	future gold prices a US$1,000 gold price was used for the current year’s impairment calculations (2009: US$1,000).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
4. INCOME TAXES

		Dec. 31,	Dec. 31,	Dec. 31,
US$000	Notes	2010	2009	2008
Current taxation		16,764	18,435	22,395
Deferred taxation	12	7,760	3,015	2,169

		24,524	21,450	24,564

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s Malian operations.
Profit before tax		145,155	105,713	71,584
Tax calculated at tax rate of 35%		50,804	37,000	25,054
Reconciling items
Income taxed at 0%		(13,287)	(8,958)	(10,107)
Expenses deductible at 0%		11,479	18,184	18,629
Mali tax holiday permanent differences		(30,576)	(26,695)	(8,976)
Côte d’Ivoire tax holiday permanent differences		333	—	—
Net capital allowances not deductible		6,854	1,746	2,169
Deferred stripping costs adjustment		906	1,269	(—)
Other permanent differences		(1,989)	(1,096)	(2,205)

Taxation charge		24,524	21,450	24,564

     The company is subject to zero percent income tax in Jersey. Somilo SA (Loulo) benefited from a five year tax holiday in Mali until the tax exoneration period expired on November 7, 2010. Tongon SA benefits from a five year tax holiday in Côte d’Ivoire from the commencement of production in November 2010. The benefit of the tax holidays to the group was to increase its net profit by US$30.2 million (2009: US$26.7 million; 2008: US$9 million). Accordingly, had the group not benefited from the tax holidays in Mali and Côte d’Ivoire, earnings per share would have been reduced by US$0.33, US$0.33 and US$0.12 for the years ended December 31, 2010, 2009 and 2008 respectively. Under Malian tax law, income tax is based on the greater of 35% of taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. The Morila, Loulo and Tongon operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2010, 2009 and 2008 respectively, for deduction against future mining income.
5. SHARE CAPITAL AND PREMIUM
     The total authorized number of ordinary shares is 120 million (2009: 100 million) of US 5 cents each (2009: US 5 cents). All issued shares are fully paid. The total number of issued shares at December 31, 2010 was 91,082,170 shares (2009: 90,100,795). This excludes restricted shares granted but not yet vested and 7,200 treasury shares.
     Please refer to the statement of changes in equity for more detail on the annual movement of the number of ordinary shares, share capital and share premium, including the movement arising from the issue of restricted shares and exercise of share options.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
6. EARNINGS AND DIVIDENDS PER SHARE

	FOR THE YEAR ENDED DECEMBER 31, 2010
	Income		Per share
	(numerator)	Shares	amount
	US$000	(denominator)	US$
BASIC EARNINGS PER SHARE
Shares outstanding at January 1, 2010		90,100,795
Weighted number of shares issued		544,571
Income available to shareholders	103,501	90,645,366	1.14
EFFECT OF DILUTIVE SECURITIES
Share options		841,546
Restricted shares		440,000
Diluted earnings per share	103,501	91,926,912	1.13

	FOR THE YEAR ENDED DECEMBER 31, 2009
BASIC EARNINGS PER SHARE
Shares outstanding at January 1, 2009		76,500,324
Weighted number of shares issued		4,522,466
Income available to shareholders	69,400	81,022,790	0.86
EFFECT OF DILUTIVE SECURITIES
Share options		1,139,061
Restricted shares		—
Diluted earnings per share	69,400	82,161,851	0.84

	FOR THE YEAR ENDED DECEMBER 31, 2008
Shares outstanding at January 1, 2008	—	76,140,330	—
Weighted number of shares issued	—	159,786	—

Income available to shareholders	41,569	76,300,116	0.54
EFFECT OF DILUTIVE SECURITIES
Weighted stock options issued to employees	—	1,240,082	—

Diluted earnings per share	41,569	77,540,198	0.54

Refer to note 18 for details on share options issued to employees. US$15.3 million (US$0.17 per share) was paid as dividends in 2010 (2009: US$9.9 million / US$0.13 per share; 2008: US$9.2 million). On January 31, 2011, the board of directors approved an annual dividend of US$0.20 per share which will result in an aggregate dividend payment of US$18.2 million and is expected to be paid in May 2011. The proposed 2011 dividend is subject to shareholder approval at the annual general meeting to be held on May 3, 2011.
Included in the Moto options are 63,548 options outstanding as at December 31, 2010 (2009: 121,800; 2008: 0) which were anti-dilutive. The total number of potentially issuable shares as at December 31, 2010 is 1,691,174 (2009: 2,643,233; 2008: 0).
7. RECEIVABLES

US$000	Notes	Dec. 31, 2010	Dec. 31, 2009
Trade		13,902	21,428
Advances to contractors	7.1	29,104	28,544
Taxation debtor	7.2	14,050	42,134
Prepayments and other receivables	7.3	44,300	37,125

		101,356	129,231

Impairment provision		(2,277)	(2,153)

Total		99,079	127,078
Less: current portion		(97,738)	(121,786)
Long term portion		1,341	5,292

7.1	Advances to contractors comprise advances made to a contractor at Loulo, MDM Ferroman (Pty) Ltd (in liquidation) (‘MDM’) of US$10.7 million (2009: US$11.6 million), as well as advances made to BCM of US$7.7 million (2009: US$6.7 million), Afrilog of US$4.1 million (2009: US$9.2 million) and Trident of US$1.4 million (2009: US$0). Significant uncertainties exist relating to the recoverability of advances made to MDM. More detail is given in note 24 to the financial statements.

7.2	The taxation debtor relates to indirect taxes owing to the group by the State of Mali, including TVA balances at Loulo US$11.6 million (2009: U$S37 million), as well as refundable duty taxes US$1.8 million (2009: US$1.7 million) and custom duties US$0.6 million (US$0.7 million).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
7. RECEIVABLES (CONTINUED)

7.3	Prepayments and other receivables include a balance of US$2 million (2009: US$3.7 million) of deferred cash consideration in respect of the sale of the Kiaka project. Refer to note 13 for further details.

US$000	Dec. 31, 2010	Dec. 31, 2009
The fair values of trade and other receivables are as follows:
Trade	13,902	21,428
Advances to contractors	27,963	27,527
Taxation debtor	12,914	40,998
Prepayments and other receivables	44,300	37,125

	99,079	127,078

     Movements on the provision for impairment and present valuing of trade receivables are as follows:

AT JANUARY 1	2,153	1,136
Provision for receivables impairment
• advances to contractors	124	1,017

AT DECEMBER 31	2,277	2,153

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
     All receivable balances are due within 30 days, except for a loan made to Sokimo of US$1.3 million which is due after 12 months.
8. INVENTORIES AND ORE STOCKPILES

US$000	Dec 31, 2010	Dec 31, 2009
Consumable stores	85,089	58,334
Short term portion of ore stockpiles	88,749	46,336
Gold in process	21,685	4,443
Total current asset inventories and ore stockpiles	195,523	109,113
Long term portion of ore stockpiles	9,123	34,178
Total inventories and ore stockpiles	204,646	143,291

     Ore stockpiles have been split between long and short term based on current Life of Mine plan estimates.
     The gold in process balance includes an amount of US$11.3 million (2009: US$0) of gold in process and unsold dore at Tongon at year end following disruptions in Côte d’Ivoire.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
9. PROPERTY, PLANT AND EQUIPMENT

US$000	Dec. 31, 2010	Dec. 31, 2009
Mine properties, mine development costs and mine plant facilities and equipment
Cost
At the beginning of year	634,580	434,997
Additions	422,867	199,583

	1,057,447	634,580

Accumulated depreciation and amortization
At beginning of year	127,361	98,859
Charge for the year	28,127	28,502

	155,488	127,361

NET BOOK VALUE	901,959	507,219

     Long-lived assets
     Included in property, plant and equipment are long-lived assets which are amortized over the life of the mine and comprise the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was US$793.6 million as at December 31, 2010 (2009: US$488.8 million).
     Short-lived assets
     Included in property, plant and equipment are short-lived assets which are amortized over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was US$42.4 million as at December 31, 2010 (2009: US$10.5 million).
     Undeveloped property
     Included in property, plant and equipment are undeveloped property costs of US$7.3 million (2009: US$7.9 million).
     Mine development costs
     US$30.6 million, US$15.9 million and US$12.2 million were capitalized during the year on the Kibali, Gounkoto and Massawa projects, following the successful completion of prefeasibility studies on these projects. The figures in the company column relate to the costs which have been capitalized on the Gounkoto and Massawa projects.
     No borrowing costs were capitalized as part of additions during the year as no borrowing costs were incurred (2009: US$0). Refer to the property, plant and equipment accounting policy note on page F-11 for details of each asset category’s useful economic life.
10. MINERAL PROPERTIES

US$000	Dec. 31, 2010	Dec. 31, 2009
Cost
At the beginning of year	405,779	—
Adjustment in respect of the settlement of acquisition costs	221
Acquisitions	—	405,779

	406,000	405,779

Amortization
At beginning of year	—	—
Charge for the year	—	—

	—	—

NET BOOK VALUE	406,000	405,779

     Mineral properties relate to the acquisition of a joint venture interest in Moto Goldmines Limited, as well as a further 10% interest in the Kibali project. Refer to note 28 for details thereof.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
11. INVESTMENTS AND LOANS IN SUBSIDIARIES AND JOINT VENTURES
     The group’s interest in the Morila joint venture was as follows:

US$000	Dec. 31, 2010	Dec. 31, 2009
Non-current assets	29,565	59,310
Current assets	62,962	58,565

Total assets	92,527	117,875

Non-current liabilities	(10,259)	(9,306)
Current liabilities	(8,983)	(21,108)

Total liabilities	(19,242)	(30,414)

     The group’s interest in the Kibali joint venture was as follows:

Non-current assets	148,128	333,327
Current assets	6,251	8,800

Total assets	154,379	342,127

Non-current liabilities	(37,138)	—
Current liabilities	(973)	(5,344)

Total liabilities	(38,111)	(5,344)

     Refer to note 19 for disclosure of the income and expenses of the Morila joint venture and the Kibali joint venture respectively. Refer to page 60 of the Company’s Annual Report on Form 20-F for details of the group companies, as well as information on the country of incorporation, proportion of ownership interest and voting power held for each of the subsidiaries and joint ventures.
     The group’s interest in the RAL1 joint venture was as follows:

Non-current assets	28,146	1,863
Current assets	1,020	8,388

Total assets	29,166	10,251

Non-current liabilities	(26,039)	(10,190)
Current liabilities	(2,982)	(55)

Total liabilities	(29,021)	(10,245)

     The 50.1% interest in RAL1 has been treated as a joint venture, as the company is jointly controlled with DTP Terrassement. Income and expenses are not disclosed in respect of RAL1. All income and material expenses eliminate on consolidation. RAL1 is not a material segment of the group and is therefore included in ‘corporate and exploration’ in note 19.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
12. DEFERRED TAXATION

US$000	Notes	Dec. 31, 2010	Dec. 31, 2009
Deferred tax is calculated on temporary differences under the liability method using a tax rate of 35% in respect of the Malian operations and 25% in respect of the Ivorian operations (2009: 35%).
The movement on deferred taxation is as follows:
At the beginning of the year		4,472	1,457
Statement of comprehensive income charge	4	7,760	3,015

At the end of the year		12,232	4,472

Deferred taxation assets and liabilities comprise the following:
Decelerated tax depreciation		11,995	4,762

Deferred stripping		616	—

Deferred taxation liability		12,611	4,762

Accelerated tax depreciation		(379)	—

Deferred stripping		—	(290)

Deferred taxation asset		(379)	(290)

Net deferred taxation liability/(asset)		12,232	4,472

     Temporary differences which are expected to be realized during the Tongon tax holiday are recognized at 0%.
     The group did not recognize deferred income tax assets of US$3.4 million (2009: US$3.5 million) in respect of rehabilitation costs at Morila amounting to US$9.6 million (2009: US$10 million) that can be carried forward against future taxable incomes but are expected to be incurred once production at the mine has ceased and there is no taxable income.
13. AVAILABLE FOR SALE FINANCIAL ASSETS

US$000	Dec. 31, 2010	Dec. 31, 2009
Beginning of year	46,830	38,600
Settlement of ARS	(29,020)	—
Impairment of asset back securities	—	(9,580)
Additions	1,204	8,831
Disposals	(22,090)	—
Fair value movement recognized in equity	19,157	8,970
Exchange differences	(219)	9

At December 31	15,862	46,830

Less: non-current portion	—	(29,020)

Current portion	15,862	17,810

     Additions in the year ending December 31, 2010 consisted of 1.0 million shares being acquired in Volta Resources Inc, as well as the exercise of warrants in Volta Resources Inc resulting in 0.5 million shares being acquired.
     Additions in the year ending December 31, 2009 consisted of the group’s 50% share of 7.9 million shares in Kilo Goldmines Limited valued at US$1.6 million and an investment in 20 million Volta Resources Inc shares valued at US$7.3 million on acquisition.
     The fair value of these investments is US$1.5 million (2009: US$1.8 million) and US$14.4 million (2009: US$16 million) respectively. The shares in Volta Resources were acquired as part of the consideration received for the sale of the Kiaka project in Burkina Faso to Volta Resources. The shares in Kilo Goldmines were acquired as part of the Moto acquisition (refer note 28).
     Management has no on-going involvement with the Kiaka project nor Volta Resources and therefore in the absence of significant influence it is deemed to be appropriate to categorise the investments as available-for-sale financial assets. Disposals consisted of the sale of 15.5 million shares in Volta Resources, resulting in a profit of US$19.3 million.
     The auction rate securities (‘ARS’) have now been disposed with US$42 million received in 2010 following a settlement that was reached in relation to these investments. The gain on settlement of US$13 million has been included in the statement of comprehensive income as a component of finance income and costs. The net effect of this transaction is shown in the table above as ‘Settlement of ARS’.
     The impairment of asset backed securities has previously been charged to the statement of comprehensive income as a component of finance income and costs.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
14. TRADE AND OTHER PAYABLES

US$000	Note	Dec. 31, 2010	Dec. 31, 2009
Trade payables		15,719	16,139
Payroll and other compensation		7,903	6,325
Accruals and other payables	14.1	71,633	59,616

		95,255	82,080

14.1	Accruals and other payables include a DTP shareholder loan of US$13 million (2009: US$5.1 million), BCM accruals of US$5 million (2009: US$5 million) and bonus provisions of US$5.3 million (2009: US $3.4 million). Accruals and other payables for the company include bonus provisions of US$5.3 million (2009: US $3.4 million).
15. PROVISION FOR ENVIRONMENTAL REHABILITATION

US$000	Dec. 31, 2010	Dec. 31, 2009
Opening balance	16,916	14,054
Unwinding of discount	592	492
Change in estimates	12,056	2,370

	29,564	16,916

     As at December 31, 2010, US$14 million of the provision relates to Loulo (December 31, 2009: US$11.2 million) which is based on estimates provided by environmental consultants. A provision of US$9.7 million (2009: US$0) relates to Tongon as production commenced in November 2010. The remaining US$5.9 million relates to Morila (December 31, 2009: US$5.7 million). The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 3.5% (2009: 3.5%) per annum, being an estimate derived from the risk free rate. Limited environmental rehabilitation regulations currently exist in Mali and in Côte d’Ivoire to govern the mines, so the directors have based the provisions for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the group’s estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its properties. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate. Current Life of Mine plans envisage the expected outflow to occur at the end of the Life of Mine, which is 2013 for Morila, 2029 for Loulo and 2020 for Tongon.
16. LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES

US$000	Dec. 31, 2010	Dec. 31, 2009
Somilo
State of Mali — principal amount	604	653
Deferred interest payable	2,114	2,292

Loans	2,718	2,945

     The State of Mali loan to Somilo is uncollateralized and bears interest at the base rate of the Central Bank of West African States plus 2%. The accrual of interest ceased in the last quarter of 2005 per mutual agreement between shareholders. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans. In the event of a liquidation of Somilo the shareholder loans and deferred interest are not guaranteed.
17. FINANCIAL LIABILITIES — FORWARD GOLD SALES

US$000	Dec. 31, 2010	Dec. 31, 2009
Forward gold sales	—	25,312

     All outstanding gold price forward sales contracts were delivered into during the year and no new contracts were entered into.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
18. EMPLOYMENT COST
     The group contributes to several defined contribution provident funds. The provident funds are funded on the ‘money accumulative basis’ with the members and company having been fixed in the constitutions of the funds. All the group’s employees, other than those directly employed by West African subsidiary companies, are entitled to be covered by the above-mentioned retirement benefit plans. Retirement benefits for employees employed by West African subsidiary companies are provided by the state social security system to which the company and employees contribute a fixed percentage of payroll costs each month.

US$000	Dec. 31, 2010	Dec. 31, 2009
Total employee benefit cost was as follows:
Short term benefits	11,675	11,162
Pension contributions	564	464
Share-based payments	11,843	9,564

Total	24,082	21,190

Share-based payments — share options
     The fair value of employee services received as consideration for share options (equity settled) of the company is calculated using the Black-Scholes option pricing model. No options were granted during the year. The key assumptions used in this model for options granted during the year ending December 31, 2009 were as follows:

US$000	Notes	Dec 31, 2010	Dec 31, 2009
Expected life		—	3 years
Volatility	18.1	—	59.23%
Risk free interest rate		—	1.65%
Dividend yield		—	0%
Weighted average share price on grant and valuation date	18.2	—	US$56.99
Weighted average exercise price	18.3	—	US$56.99
Share option scheme

		Weighted
		average US$
		exercise
	Granted	price

BALANCE AT 31 DECEMBER 2008	2,666,170	—
Shares exercised during the period	(760,400)	18.01
Shares granted during the period	183,000	56.99
Shares lapsed during the period	(9,600)	22.19

BALANCE AT 31 DECEMBER 2009	2,079,070	—

Shares exercised during the period	(672,300)	26.15
Shares granted during the period	—	—
Shares lapsed during the period	(220,556)	28.43

BALANCE AT 31 DECEMBER 2010	1,186,214

18.1	Volatility is based on the three year historical volatility of the company’s shares on each grant date.

18.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

18.3	The exercise of the options issued in 2009 is subject to a satisfactory performance level being achieved during the 12 month period prior to the exercise date of each tranche of options. The minimum performance level to be achieved is defined as level 3 in the company’s performance management system. Similar performance criteria were attached to the options that were issued in previous years. It is expected that most employees who were awarded share options would achieve a level 3 performance.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
18. EMPLOYMENT COST (CONTINUED)
     The table below summarizes the information about the options outstanding, including options that are not yet exercisable:

		Weighted Average	Weighted Average
	Number	Contractual Life	Exercise Price (US$)
	of Shares	(years)
Range of Exercise Price (US$)
AT DECEMBER 31, 2010
1.25 — 2.13	30,712	0.07	2.11
2.50 — 3.25	15,302	1.50	3.22
5.00 — 8.25	—	—	—
8.05 — 8.05	49,800	3.60	8.05
16.15 — 16.15	—	—	—
22.50 — 22.50	12,000	5.92	22.50
22.19 — 22.19	629,500	6.64	22.19
26.26 — 46.34	308,000	7.47	41.90
56.99 — 56.99	141,000	8.68	56.99

	1,186,314	6.73	30.09

AT DECEMBER 31, 2009
1.25 — 2.13	30,712	0.94	2.11
2.50 — 3.25	15,302	2.50	3.22
5.00 — 8.25	116,556	—	—
8.05 — 8.05	73,800	4.60	8.05
16.15 — 16.15	13,000	5.92	16.15
22.50 — 22.50	69,300	6.92	22.50
22.19 — 22.19	1,088,500	7.64	22.19
26.26 — 46.34	489,000	8.47	42.08
56.99 — 56.99	183,000	9.68	56.99

	2,079,170	7.31	27.72

     The table below summarizes the information about the Randgold Resources Share Option Scheme options that are exercisable as at December 31, 2010 and 2009:

		Weighted Average
		Exercise Price
	Number of Shares	(US$)
Range of Exercise Price (US$)
AT DECEMBER 31, 2010
1.25 — 2.13	30,712	2.11
2.50 — 3.50	15,302	3.22
5.00 — 8.25	—	—
8.05 — 16.15	49,800	8.05
22.50 — 22.50	12,000	22.50
22.19 — 22.19	178,500	22.19
26.26 — 46.34	2,000	45.27

	288,314	16.77

AT DECEMBER 31, 2009
1.25 — 2.13	30,712	2.11
2.50 — 3.50	15,302	3.22
5.00 — 8.25	116,556	—
8.05 — 16.15	73,800	8.05
22.50 — 22.50	5,300	22.50
22.19 — 22.19	102,500	22.19

	344,170	11.81

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
18. EMPLOYMENT COST (CONTINUED)
     Moto Options
     Options over 774,163 ordinary shares were issued in relation to Moto options during the year ending December 31, 2009, as part of the acquisition of the joint venture interest in Moto Goldmines Ltd (‘Moto’) (refer note 28).
     The weighted average exercise price of these options as at October 15, 2009 (the date of completion of the Moto acquisition) was US$56.39 per option. The fair value of these share options has been calculated as US$20.2 million. The Black Scholes valuation model was used to determine the fair value of these options.
     The table below summarizes the information about the options related to the Moto acquisition that were outstanding and exercisable as at December 31, 2010 and 2009:

		Weighted Average	Weighted Average
		Contractual Life	Exercise Price
	Number of Shares	(years)	(US$)
Range of exercise price (US$)
At December 31, 2010
37.11 — 51.27	1,412	—	51.27
105.16 — 105.16	63,548	—	105.16

	64,960	—	103.99

At December 31, 2009
37.11 — 51.27	183,436	0.41	42.82
105.16 — 105.16	121,800	0.30	105.16
64.19 — 80.96	67,079	0.54	77.43

	372,315	0.39	69.45

	Average US$ price		Options
	2010	2009	2010	2009
Moto share options
At January 1	69.45	—	372,315	—
Granted	—	56.39	—	774,163
Exercised	52.09	44.28	(249,103)	(401,848)
Lapsed	105.16	—	(58,252)	—

At December 31	103.99	69.45	64,960	372,315

SHARE-BASED PAYMENTS — RESTRICTED SHARES
Restricted shares issued to directors and management
     The company operates a restricted share scheme for directors and management.
     The exercise of these restricted shares shall be subject to a satisfactory performance level being achieved during the 12 month period prior to the exercise date of each tranche of shares. The minimum performance level to be achieved is defined as level 3 on the company’s performance management system. The majority of employees to whom restricted shares have been granted are expected to meet this level of performance. The restricted shares issued to executive directors are subject to a market performance condition. This has been assesed and has a minimal impact on the fair value estimate at the grant date.
     The fair value of the restricted shares is based on the share price on the day date of granting and the share based payment charge is charged to profit evenly between the grant and vesting dates. The restriction on the shares (no dividends received during the vesting period) has a minimal impact on the fair value estimate at the grant date. The restricted shares have an exercise price of US$0.
RESTRICTED SHARES ISSUED TO DIRECTORS AND MANAGEMENT
Movements in the number of restricted shares outstanding and their issue prices are as follows:

	Weighted	Weighted			Weighted	Weighted
	Market Price	Market Price			Average	Average
	at Grant Date	at Grant Date			Contractual	Contractual
	US$	US$	Shares	Shares	Life (years)	Life (years)
	2010	2009	2010	2009	2010	2009
Shares granted to executive directors
At January 1	45.89	22.19	186,000	24,000
Awarded	—	47.52	—	174,000
Vested	38.40	22.19	(52,000)	(12,000)
Lapsed	—	—	—	—

At December 31	48.79	45.89	134,000	186,000	1.10	1.56

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
18. EMPLOYMENT COST (CONTINUED)

	Weighted	Weighted			Weighted	Weighted
	Market Price	Market Price			Average	Average
	at Grant Date	at Grant Date			Contractual	Contractual
	US$	US$	Shares	Shares	Life (years)	Life (years)
	2010	2009	2010	2009	2010	2009
Shares granted to non-executive directors
At January 1	42.89	30.89	5,848	5,826
Awarded	82.25	43.92	7,200	9,600
Vested	58.62	36.62	(5,848)	(9,578)
Lapsed	69.47	—	(1,200)	—

At December 31	69.47	42.89	6,000	5,848	0.33	0.38

Shares granted to employees
At January 1	—	—	—	—
Awarded	88	—	300,000	—
Vested	—	—	—	—
Lapsed	—	—	—	—

At December 31	88	—	300,000	—	3	—

19. SEGMENT INFORMATION
     Operating segments have been identified on the basis of internal reports about components of the group that are regularly reviewed by the group’s chief operating decision maker. The operating segments included in internal reports are determined on the basis of their significance to the group. In particular, operating mines are reported as separate segments and exploration projects that have significant capitalized expenditure or other fixed assets are also reported separately. Other parts of the group, including the RAL1 joint venture, are included with corporate and exploration. The group’s chief operating decision maker is considered by management to be the board of directors. An analysis of the group’s business segments, excluding intergroup transactions, is set out below. Major customers are not identifiable because all gold is sold to an agent.

	Mali	Mali	Côte d’Ivoire	DRC	Jersey

	Group’s			Group’s	Corporate
	40% share			45% share	and	Inter company
Country of operation	of Morila	Loulo	Tongon	of Kibali	Exploration	Eliminations	Total
YEAR ENDED DECEMBER 31, 2010
PROFIT AND LOSS
Gold sales on spot	117,427	385,051	6,527	—	—	(3,116)	505,889
Loss on hedging contracts	—	(21,336)	—	—	—	—	(21,336)
Total revenue	117,427	363,715	6,527	—	—	(3,116)	484,553

Mining and processing costs excluding depreciation	(56,596)	(201,212)	(1,902)	—	3,519	3,895	(252,296)
Depreciation and amortization	(5,152)	(16,135)	(4,410)	(264)	(2,166)	—	(28,127)

Mining and processing costs	(61,748)	(217,347)	(6,312)	(264)	1,353	3,895	(280,423)
Transport and refining costs	(236)	(1,357)	(60)	—	—	—	(1,653)
Royalties	(7,052)	(20,431)	(197)	—	—	—	(27,680)
Exploration and corporate expenditure	(8)	(1,430)	(13)	609	(46,336)	—	(47,178)
Other (expenses)/income	(2,603)	(19,330)	(876)	(1,018)	32,349	—	8,522
Finance costs	(1,129)	(7,412)	(19)	(7)	(3,577)	6,874	(5,270)
Finance income	2	125	—	7	8,044	(6,874)	1,304
Provision for financial assets	—	—	—	—	12,980	—	12,980
Profit before income tax	44,653	96,533	(950)	(673)	4,813	779	145,155
Income tax expense	(14,830)	(9,955)	380	—	(119)	—	(24,524)
Net profit	29,823	86,578	(570)	(673)	4,694	779	120,631
Capital expenditure	(1,319)	(86,893)	(232,738)	(33,195)	(61,441)	—	(410,810)
Total assets	92,527	594,675	435,126	371,596	500,416	—	1,994,340
Non-current assets	29,565	417,722	382,188	365,345	123,982	—	1,318,802
Total external liabilities#	(19,242)	(62,148)	(28,157)	(3,409)	(32,720)	—	(145,676)

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
19. SEGMENT INFORMATION (CONTINUED)

	Mali	Mali	Côte d’Ivoire	DRC	Jersey

	Group’s			Group’s	Corporate
	40% share			45% share	and	Inter company
Country of operation	of Morila	Loulo	Tongon	of Kibali	Exploration	Eliminations	Total
YEAR ENDED DECEMBER 31, 2009
PROFIT AND LOSS
Gold sales on spot	132,231	345,736	—	—	—	(1,414)	476,553
Loss on hedging contracts	—	(43,773)	—	—	—	—	(43,773)
Total revenue	132,231	301,963	—	—	—	(1,414)	432,780
Mining and processing costs excluding depreciation	(57,353)	(164,826)	—	—	—	1,047	(221,132)
Depreciation and amortization	(5,499)	(22,931)	—	(72)	—	—	(28,502)
Mining and processing costs	(62,852)	(187,757)	—	(72)	—	1,047	(249,634)
Transport and refining costs	(258)	(1,336)	—	—	—	—	(1,594)
Royalties	(7,935)	(17,475)	—	—	—	—	(25,410)
Exploration and corporate expenditure	(505)	(3,471)	—	(1,216)	(45,919)	—	(51,111)
Other (expenses)/income	(4,159)	(7,910)	—	(2,086)	22,888	—	8,733
Finance costs	(1,026)	(7,929)	—	27	—	7,013	(1,915)
Finance income	7	181	—	170	10,099	(7,013)	3,444
Provision for financial assets	—	—	—	—	(9,580)	—	(9,580)
Profit before income tax	55,503	76,266	—	(3,177)	(22,512)	(367)	105,713
Income tax expense	(19,004)	(1,324)	—	—	(1,122)	—	(21,450)
Net profit	36,499	74,942	—	(3,177)	(23,634)	(367)	84,263
Capital expenditure	(3,737)	(73,869)	(118,574)	(35)	(10,007)	9,521	(196,701)
Total assets	117,876	503,242	148,863	342,127	717,581	(9,521)	1,820,168
Non-current assets	59,310	347,761	143,768	333,327	97,612	—	981,778
Total external liabilities#	(30,414)	(89,819)	—	(5,344)	(8,386)	—	(133,963)
YEAR ENDED DECEMBER 31, 2008
PROFIT AND LOSS
Gold sales on spot	148,236	225,874	—	—	—	—	374,110
Loss on hedging contracts	—	(35,538)	—	—	—	—	(35,538)

Total revenue	148,236	190,336	—	—	—	—	338,572

Mining and processing costs excluding depreciation	(58,785)	(119,402)	—	—	—	—	(178,187)
Depreciation and amortization	(5,359)	(15,974)	—	—	—	—	(21,333)

Mining and processing costs	(64,144)	(135,376)	—	—	—	—	(199,520)

Transport and refining costs	(297)	(1,756)	—	—	—	—	(2,053)
Royalties	(9,072)	(10,658)	—	—	—	—	(19,730)
Exploration and corporate expenditure	(53)	(3,501)	—	—	(41,609)	—	(45,163)
Other (expenses)/income	(3,346)	(4,011)	—	—	11,188	—	3,831
Finance costs	(1,380)	(9,492)	—	—	(1,267)	8,801	(3,338)
Finance income	96	104	—	—	17,936	(8,801)	9,335
Provision for financial assets	—	—	—	—	(10,350)		(10,350)

Profit before income tax	70,040	25,646	—	—	(24,102)	—	71,584
Income tax expense	(23,188)	(1,284)	—	—	(92)	—	(24,564)

Net profit	46,852	24,362	—	—	(24,194)	—	47,020

Capital expenditure	(1,100)	(59,415)	—	—	(24,523)	—	(85,038)

Total assets	138,176	365,966	—	—	317,300	—	821,442

Total external liabilities#	(25,216)	(98,836)	—	—	(6,217)	—	(130,269)

#	Total external liabilities, excludes loans from minority shareholders and minority interests.
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
Controlling risk in the group
     The treasury committee is responsible for risk management activities within the group. The treasury committee reviews and recommends to the board all treasury counterparts, limits, instruments and hedge strategies. At least two members of the treasury committee need to be present for a decision to be made one of whom needs to be an executive director. The treasury committee is only permitted to invest with institutions with investment ratings of AA- or higher. Two of the banks with which the group is holding deposits are rated below the AA- stipulated per the group’s policy but above an A rating. Both these banks have secured government backing in one form or another. In the light of the government support for these two banks it was decided to continue to hold a portion of the group’s deposits (limited to 10% per institution) with them. The treasury committee is responsible for managing investment, gold price, currency, liquidity and credit risk. The treasury committee monitors adherence to treasury risk management policy and counterpart limits and provides regular reports. The financial risk management objectives of the group are defined as follows:
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

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
20. FINANCIAL RISK MANAGEMENT (CONTINUED)
Foreign currency and commodity price risk
     In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily euro, South African rand and Communauté Financire Africaine franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks. Generally, the group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. Gold sales are disclosed in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices.
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

US$000	Dec. 31, 2010	Dec. 31, 2009
Level of exposure of foreign currency risk
Carrying value of foreign currency balances
Cash and cash equivalents includes balances dominated in:
• Communauté Financire Africaine franc (CFA)	24,532	7,506
• Euro (EUR)	3,439	10,987
• South African rand (ZAR)	502	(668)
• British pound (GBP)	281	59
• Australian dollar (AUD)	205	3,617
• Canadian dollar (CAD)	1,155	360
Trade and other receivables includes balances dominated in:
• Communauté Financiére Africaine franc (CFA)	18,578	51,435
• Euro (EUR)	1	3,956
• South African rand (ZAR)	345	6,564
• British pound (GBP)	131	159
• Australian dollar (AUD)	12	1,171
• Canadian dollar (CAD)	—	47
Trade and other payables includes balances dominated in:
• Communauté Financiére Africaine franc (CFA)	(5,453)	(28,264)
• Euro (EUR)	(3,949)	(5,895)
• South African rand (ZAR)	(3,583)	(3,489)
• British pound (GBP)	(51)	—
• Australian dollar (AUD)	(21)	(3,487)
• Canadian dollar (CAD)	(39)	—
     The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the group which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
20. FINANCIAL RISK MANAGEMENT (CONTINUED)

		Effect of 10% strengthening
	Closing	of US$ on net earnings and
	exchange rate	equity US$000
At December 31, 2010
• Euro (EUR)	0.7546	51
• British pound (GBP)	0.6465	36
• Communauté Financire Africaine franc (CFA)	504.68	3,766
• South African rand (ZAR)	6.6468	274
• Australian dollar (AUD)	1.0163	20
• Canadian dollar (CAD)	1.0001	112
At December 31, 2009
• Euro (EUR)	0.6977	905
• British pound (GBP)	0.6279	22
• Communauté Financiére Africaine franc (CFA)	457.66	2,600
• South African rand (ZAR)	7.4174	241
• Australian dollar (AUD)	1.1199	130
• Canadian dollar (CAD)	1.0494	41
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
     The group typically holds financial investments with an average maturity of 30 days to ensure adequate liquidity. The maturity of all financial liabilities is set out in note 21. In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns while minimizing risks. The group is able to actively source financing at competitive rates. The counterparts are financial and banking institutions of good credit standing. Management believes that the working capital resources, by way of internal sources and banking facilities, are sufficient to fund the group’s currently foreseeable future business requirements.

			Effective rate (%)
Maturity date	Currency	Amount US$	for the year
Cash and cash equivalents:
All less than 90 days	US$	366,415	0.21
     The other financial instruments of the group that are not included in the tables above are non-interest bearing and are therefore not subject to interest rate risk.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
20. FINANCIAL RISK MANAGEMENT (CONTINUED)
Concentration of credit risk
     The group’s derivative financial instruments and cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in Mali. The gold produced is sold to the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk, as cash is received within a few days of the sale taking place. Included in receivables is US$14 million (2009: US$40.9 million) (refer to note 7) relating to indirect taxes owing to Morila and Loulo by the State of Mali, which are denominated in FCFA. Receivables also include advances to MDM totalling US$10.7 million net of impairment provision (2009: US$11.0 million) (refer to note 24).
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

US$000	2010	2009
CAPITAL RISK MANAGEMENT (CONTINUED)
Total borrowings	(234)	(1,284)
Less: cash and cash equivalents	366,415	589,681

Net cash	366,181	588,397
Total equity	1,845,946	1,683,260
Total capital	1,479,765	1,094,863
Gearing ratio	0%	0%
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

	Trade and		Expected		Other
	other		future interest		financial
US$000	payables	Borrowings	payments	Derivatives	liabilities
At December 31, 2010
Financial liabilities
Within 1 year, on demand	95,255	234	100	—	—
Between 1 and 2 years	—	—	—	—	—
Between 2 and 3 years	—	—	—	—	—
Between 3 and 4 years	—	—	—	—	—
Between 4 and 5 years	—	—	—	—	—
After 5 years	—	—	—	—	2,718

Total	95,255	234	100	—	2,718

At December 31, 2009
Financial liabilities
Within 1 year, on demand	82,080	1,050	396	25,312	—
Between 1 and 2 years	—	234	100	—	—
Between 2 and 3 years		—	—	—	—
Between 3 and 4 years		—	—	—	—
Between 4 and 5 years		—	—	—	—
After 5 years		—	—	—	2,945

Total	82,080	1,284	496	25,312	2,945

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
21. FAIR VALUE OF FINANCIAL INSTRUMENTS
     The following table shows the carrying amounts and fair values of the group’s financial instruments outstanding at December 31, 2010 and 2009. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	Categories	Carrying		Carrying
	of financial	amount	Fair value	amount	Fair value
US$000	instruments	Dec. 31, 2010	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2009
Financial assets
Cash and cash equivalents	Loans and receivables	366,415	366,415	589,681	589,681
Available-for-sale financial assets categorized as level 1
Available-for-sale financial assets	Available-for-sale	15,862	15,862	17,810	17,810
Available-for-sale financial assets categorized as level 2
Available-for-sale financial assets	Available-for-sale	—	—	29,020	29,020
Receivables	Loans and receivables	99,079	99,079	127,078	127,078
Loans to subsidiaries And joint ventures	Loans and receivables	—	—	—	—
Financial liabilities
Trade and other payables	Other financial liabilities	95,255	95,255	82,080	82,080
Current portion of borrowings	Other financial liabilities	234	234	1,050	1,050
Borrowings (excluding loans from outside shareholders)	Other financial liabilities	—	—	234	234
State of Mali loan	Other financial liabilities	2,718	2,562	2,945	2,695
Liabilities on forward gold sales categorized as level 1
Liabilities on forward gold sales (note 18)	Derivatives used for hedging	—	—	25,312	25,312
     The table above shows the level of the fair value valuation hierarchy applied to financial instruments carried at fair value. The total financial assets valued using level 1 is US$15.9 million (2009: US$17.8 million) - level 2 US$0 (2009:US$29 million) - and level 3 US$0 (2009: US$nil). There have been no transfers between the levels of fair value hierarchy during the current or prior year. Randgold Resources does not hold any financial instruments that are fair valued using a level 3 valuation.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
21. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
Forward gold sales
     All gold price forward sales contracts were delivered into during the year.

	Carrying
	amount	Forward sales	Forward sales
	US$000	Ounces	US$/oz
Details of the group’s on statement of financial position forward gold sale contracts as at December 31, 2009 (all treated as cash flow hedges):
Maturity dates
Year ended 2010	15,749	41,748	500

Total	15,749	41,748	500

     These financial instruments were taken out as part of the Loulo project financing, but some of the contracts which matured in 2006 have been rolled forward. For ounces delivered into hedges the net cash proceeds from the sales were limited to the forward price per the contract as per the previous table. These profits/losses have already been recognized in profit or loss, at the original designated delivery date.
     The hedge book liability as stated at present will realize as follows:

US$000	2010	2009
Amounts deferred in equity which will reduce/(increase) revenue in future periods
2009	—	—
2010	—	14,242

	—	14,242

US$000
The non-cash losses on rolled forward contracts for previously designated dates which have already been recognized in profit or loss
2009	—	—
2010	—	9,544

The ineffective loss portion of hedging contracts previously recognized	—	1,526

Total fair value	—	25,312

US$000	2010	2009
Movement in the hedging reserve
Opening balance	(14,242)	(40,972)
Movement on cash flow hedges
• Transfer to profit for the period	14,242	44,339
• Fair value movement on financial instruments	—	(17,609)

Closing balance	—	(14,242)

Estimation of fair values
Receivables, accounts payable, bank overdrafts and cash and cash equivalents
The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments. Long term receivables are discounted using the effective interest rate which approximates to a market related rate. The rates used and the fair values are stated in note 7.
Long term borrowings
The fair value for the loans from minority shareholders is based on estimated project cash flows which have been discounted at 3% (2009: 3%).
Gold price contracts
All gold price forward sales contracts were delivered into during the year. The group is now fully exposed to the spot gold price on gold sales. The year-end exposure is not representative of the exposure during the year, as hedges were being settled during the year.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
22. COMMITMENTS AND CONTINGENT LIABILITIES
Capital expenditure contracted for at statement of financial position date but not yet incurred is:

US$000	Dec. 31, 2010	Dec. 31, 2009
Property, plant and equipment	85,008	135,810

     The group’s capital commitments relating to the Morila joint venture is US$0 (2009: US$3.3 million). The group’s capital commitments relating to the Kibali joint venture amount to US$4.8 million (2009: US$2.3 million).
     The group’s capital commitments relating to Tongon amount to US$44 million (2009: US$110 million). There are no contingent liabilities.
     Operating lease commitments
     The lease relates to the oxygen plant at Loulo leased from Maligaz. The duration of the contract is 10 years and the contract is renewable for additional periods of five years thereafter.
     The future aggregate minimum lease payments* under operating leases are as follows:

US$000	Dec. 31, 2010	Dec. 31, 2009
No later than 1 year	328	342
Later than 1 year and no later than 5 years	1,312	1,368
Later than 5 years	984	1,368

	2,624	3,078

*	These payments also include payments for non-lease elements in the arrangement.
23. RELATED PARTY TRANSACTIONS

US$000	Dec. 31, 2010	Dec. 31, 2009
Management fees from Morila SA	2,944	3,320
Management fees from Somilo SA	8,943	8,641
Management fees from Kibali Goldmines SPRL	1,208	—
Interest earned on shareholder loans advanced to Somilo	6,874	7,013
Management fee received from Rockwell	97	97
     In terms of the operator agreement between Morila SA and AngloGold Ashanti Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Services Mali SA quarterly in arrears. With effect from February 15, 2008, Randgold Resources (through Mining Investment Jersey Limited) assumed responsibility for the operatorship of Morila SA and accordingly receives payment of the management fees. Randgold Resources (through Randgold Resources (Somilo) Ltd) is the operator of Loulo. Seven Bridges Trading 14 (Pty) Ltd provided administration services to Rockwell Resources RSA (Pty) Ltd. Dr DM Bristow is a non-executive director of Rockwell Resources International. The balances outstanding at year end related to Rockwell were negligible (2009: US$0).
Refer to note 11 for details of the company’s investments in and loans to subsidiaries and joint ventures within the group.

US$000	Dec. 31, 2010	Dec. 31, 2009
Key management remuneration
Short term employee benefits	10,684	9,491
Share-based payments	7,311	5,472

Total	17,995	14,963

     This includes compensation for two executive directors (2009: Two), eight non-executive directors (2009: Eight) and sixteen executive management personnel (2009: Thirteen).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
24. SIGNIFICANT UNCERTAINTIES RELATING TO TRANSACTIONS WITH A CONTRACTOR
     The directors believe that the group is entitled to recover US$57.6 million from MDM Ferroman (Pty) Ltd (‘MDM’) (in liquidation), the contractor which was responsible for construction of the Loulo mine (‘the project’) until the main construction contract was taken back on 30 December 2005. This comprises payments totalling US$32 million which have been capitalized as part of the cost of the project, US$15.2 million in respect of damages arising from the delayed completion of the project, and advances of US$10.7 million — net of an impairment provision of US$1.3 million - (2009: US$11.0 million — net of an impairment provision of US$1.1 million) included in receivables. Recoveries of US$1.2 million are held in trust.

     Of this latter amount, US$7 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets. As part of the group’s efforts to recoup the monies owed, MDM was put into liquidation on February 1, 2006. This resulted in a South African Companies Act Section 417 investigation into the business and the financial activities of MDM, its affiliated companies and their directors. This investigation was concluded in June 2007 and the liquidators have released a statement of MDM’s assets and liabilities. In light of this the directors believe that the group will be able to recover the US$10.7 million included in receivables. However, this is dependent on the amounts which can be recovered from the performance bonds, personal guarantees and other assets provided as security. Any shortfall is expected to be recovered from any free residue accruing to the insolvent estate. The recovery process has commenced with summons being issued against creditors who received payment from MDM in terms of the South African Insolvency and Companies Acts and against the insurance company which issued the performance bonds. Of the original amount US$1.6 million has been recovered so far and the process of recovery is ongoing and expected to be complete by the end of 2011. The aggregate amount which will ultimately be recovered cannot presently be determined. Recovery of the other US$47.2 million is dependent on the extent to which the group’s claim is accepted by the liquidators and the amount in the free residue. The ultimate outcome of this claim cannot be determined at present. The financial statements do not reflect any adjustment to the cost of the Loulo development that may arise from this claim, or any additional income that may arise from the claim for damages, or any charge that may arise from MDM’s inability to settle amounts that are determined to be payable by MDM to the group in respect of the Loulo development.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
25. MINING AND PROCESSING COSTS AND OTHER DISCLOSABLE ITEMS

	Year ended	Year ended	Year ended
US$000	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Mining and processing costs comprise:
Mine production costs	247,850	196,318	186,377
Movement in production inventory and ore stockpiles	(16,152)	5,741	(21,865)
Depreciation and amortization	28,127	28,502	21,333
Other mining and processing costs	20,598	19,073	13,675

	280,423	249,634	199,520

The above includes:
Impairment of receivables	124	1,017	—
Other income includes a profit of US$19.3 million (2009: US$10.7 million; 2008: US$0) in respect of the sale of 15.5 million Volta Resources shares. The amount recognized in 2009 relates to the profit realized on the sale of the Kiaka project in Burkina Faso. Refer to note 13 for more details.
Other expenses includes operational foreign exchange losses of US$13.4 million for the year (2009: US$1.5 million; 2008: foreign exchange gain of US$1.3 million).
26. EXPLORATION AND CORPORATE EXPENDITURE

	Year ended	Year ended	Year ended
US$000	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Exploration and corporate expenditure comprise:
Exploration expenditure	11,083	21,829	15,268
Corporate expenditure	36,095	29,282	29,895

	47,178	51,111	45,163

27. FINANCE INCOME AND COSTS

	Year ended	Year ended	Year ended
US$000	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Finance income — interest income	1,304	1,876	9,335
Finance income — net foreign exchange gains on financing activities	—	1,568	—

Finance income	1,304	3,444	9,335
Interest expense — borrowings	(1,101)	(1,423)	(1,628)
Finance costs — net foreign exchange loss on financing activities	(3,577)	—	(1,267)
Unwind of discount on provisions for environmental rehabilitation	(592)	(492)	(443)

Finance costs	(5,270)	(1,915)	(3,338)

Provision for financial assets	12,980	(9,580)	(10,350)

Finance (loss)/income — net	9,014	(8,051)	(4,353)

     Interest income arises on cash and cash equivalents and available-for-sale assets which are carried at fair value. The interest income on available for sale assets was US$0.2 million for the year ending December 31, 2010 (2009: US$0.6 million; 2008: US$1.9 million). Interest expenses arise on borrowings measured at amortized cost.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
28. ACQUISITION OF JOINT VENTURE INTEREST IN MOTO GOLDMINES LIMITED
     There were negligible adjustments to the acquisition date fair values as a result of the settlement of acquisition related costs, but due to the immaterial nature of the final settlement of these costs, a revised acquisition table is not presented. There have been no other adjustments to the acquisition date fair value assumptions.

     On October 15, 2009 the acquisition of 100% of Moto Goldmines Limited (‘Moto’), as announced on August 5, 2009, was completed. Randgold and AngloGold Ashanti Limited, through their indirect jointly owned subsidiary Kibali (Jersey) Ltd, now control Moto, having acquired all 111,085,009 outstanding Moto common shares.
     The acquisition had the following effect on the group’s assets and liabilities:

		Fair Values
US$000	Book Value	Adjustments	Fair Values
Fair value of Moto net assets acquired at acquisition date:
Cash and cash equivalents	9,440		9,440
Property, plant and equipment	1,024		1,024
Mineral properties	226,170	8,707	234,877
Trade and other receivables	3,851		3,851
Available-for-sale financial assets	3,150		3,150
Inventory	11		11
Trade and other payables	(3,911)	(8,707)	(12,618)
Non-controlling interest	(46,060)		(46,060)
	193,675	—	193,675
Randgold on acquisition share of net assets acquired (50%)			96,838
Fair value of the net consideration paid by Randgold			327,824
Less Randgold share of fair value of Moto assets and liabilities acquired			(96,838)
Excess of fair value of consideration paid over fair value of net assets acquired			230,986
     The fair value adjustments arise in respect of under-provided taxation liabilities and payments due to the Democratic Republic of Congo government. The excess of fair value of consideration paid over the fair value of the net assets acquired of US$231 million is wholly attributed to mineral properties as it represents the gold resources of the Kibali gold project; Moto owns a 70% interest in the Kibali project and therefore following the acquisition of the joint venture interest in Moto, Randgold had an indirect 35% interest in Kibali Goldmines SPRL which holds the license in respect of the Kibali gold project. Randgold’s 50% share in Moto has been proportionately consolidated from October 15, 2009 and a 15% non-controlling interest in Kibali Goldmines SPRL recognized. No deferred taxation liability arose on the transaction, as the transaction constituted an acquisition of a joint venture interest and not a business combination.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
28. ACQUISITION OF JOINT VENTURE INTEREST IN MOTO GOLDMINES LIMITED (CONTINUED)

US$000	Fair Values
Fair value of 6,628,769 shares issued at the market price of US$72.92	483,370
Cash consideration paid to Moto shareholders	76,864
Net cash consideration paid to Moto warrant and option holders	705
Fair value of 50% of the share options issued to Moto option holders	10,094
Less cash consideration paid by AngloGold Ashanti	(76,864)
Less cash paid by AngloGold Ashanti to Randgold	(171,233)
Transaction costs	4,888

Total consideration paid by Randgold	327,824

Acquisition of further interest in the Kibali project
     On December 22, 2009 Randgold, in conjunction with its joint venture partner AngloGold Ashanti Limited, completed the acquisition of 20% of Kibali Goldmines SPRL, through their indirect jointly owned subsidiary Kibali (Jersey) Ltd. The cash consideration paid was US$113.6 million and therefore each company paid US$56.8 million for their respective 10% shareholding. Randgold also incurred US$1.2 million of transaction costs bringing the total consideration for Randgold’s 10% interest to US$58 million. The fair value of the net assets acquired was US$14.5 million. The excess of the fair value of the consideration paid over the fair value of the net assets acquired of US$43.5 million has been wholly attributed to mineral properties as it represents the increase in Randgold’s interest in the gold resources of the Kibali gold project. As a result of this further acquisition Randgold has a 45% interest in Kibali Goldmines SPRL; 35% is held indirectly through its joint venture interest in Moto Goldmines Limited and 10% indirectly through its joint venture interest in Kibali (Jersey) Ltd. As a result the non-controlling interest recognized in respect of Kibali Goldmines SPRL has been reduced from 15% to 5% from December 22, 2009.
29. POST STATEMENT OF FINANCIAL POSITION EVENTS
     No significant post statement of financial position events occurred.

Schedule I — Valuation and Qualifying Accounts

			Foreign
	Balance at	Charged to	currency	Unused
	beginning of	costs and	translation	amounts	Balance at
	period	expenses	adjustment	reversed	end of period
Year ended December 31, 2010
Valuation allowance for impaired receivables	2.1	0.1	—	—	2.2
Valuation allowance for impaired asset backed securities	20.0	—	—	(20.0)	—
Year ended December 31, 2009
Valuation allowance for impaired receivables	1.1	1.0	—	—	2.1
Valuation allowance for impaired asset backed securities	10.4	9.6	—	—	20.0
Year ended December 31, 2008
Valuation allowance for impaired receivables	1.1	—	—	—	1.1
Valuation allowance for impaired asset backed securities	—	10.4	—	—	10.4

S-1