Form 20-F/A
period 2010-12-31
RANDGOLD RESOURCES LTD
filed 2011-04-18
CIK 1175580

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
☐ Yes ☑ No

Explanatory Note:
     We are filing this Amendment No. 1 (the “Amendment No. 1”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Original Form 20-F”), as filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2011 to correct the beneficial ownership table in Item 7.A — Major Shareholders. This Amendment No. 1 amends and restates “Item 7. Major Shareholders and Related Party Transactions” of Part I of the Original Form 20-F.
     Pursuant to the rules of the Commission, Item 19 of Part III of the Original Form 20-F has been amended to contain the currently-dated certifications from our principal executive officer and principal financial officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
      In addition, this Amendment No. 1 is also being filed to correct a typographical error in the principal financial officer certification originally filed as Exhibit 13.2 with the Original Form 20-F. The revision to the principal financial officer certification has no effect on, and has not resulted in any changes to, the Company’s audited financial statements or the Notes to the Financial Statements thereto for the year ended December 31, 2010, as previously reported in the Original Form 20-F.
     Except for the revision to Item 7 and the new certifications filed herewith, no other changes have been made to the Original Form 20-F. The other information in the Original Form 20-F continues to speak as of the date of the Original Form 20-F, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Form 20-F. Accordingly, this Amendment No. 1 should be read in conjunction with our filings with the Commission that are subsequent to the filing of the Original Form 20-F.
Part I
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
     Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of February 28, 2011, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person.
     Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE2 4WJ, Channel Islands.

	Shares Beneficially Owned
Holder	Number	%
D.M. Bristow	697,584	0.77
G.P. Shuttleworth	28,000	0.03
N.P. Cole Jr.	4,572	0.01
C. Coleman	3,800	0.00
K. Dagdelen	400	0.00
R.I. Israel	38,463	0.04
P. Liétard	34,027	0.04
K. Voltaire	4,572	0.01
BNY (Nominees) Limited (1) 30 Cannon Street London EC4M XH	60,158,282	66.04
Wells Fargo & Company (2) 420 Montgomery Street San Francisco, CA 94104	4,685,031	5.14
FMR LLC(3) 82 Devonshire Street, Boston, MA 02109	11,812,915	12.97
BlackRock Inc.(4) 40 East 52nd Street New York, NY 10022	10,622,151	11.66
Van Eck Associates Corporation(5) 335 Madison Ave, 19th Floor New York, NY 10017	5,939,876	6.53
Directors and executive officers (6)	792,293	0.87

(1)	Shares held by BNY (Nominees) Limited are held for and on behalf of our ADS holders.

(2)	Wells Fargo & Company reported in its Schedule 13G filed with the Commission on January 25, 2011 that its beneficial ownership in us amounted to 4,685,031 ordinary shares (5.15%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.

(3)	FMR LLC reported in its Schedule 13G/A filed with the Commission that as at February 14, 2011 its beneficial ownership in us amounted to 11,812,915 ordinary shares (12.98%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.

(4)	BlackRock Inc. reported in its Schedule 13G/A filed with the Commission on January 10, 2011 that its beneficial ownership in us amounted to 10,622,151 ordinary shares (11.67%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.

(5)	Van Eck Associates Corporation reported in its Schedule 13G filed with the Commission on February 14, 2011 that its beneficial ownership in us amounted to 5,939,876 ordinary shares (6.53%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.

(6)	No executive officer beneficially owns in excess of 1% of the outstanding ordinary shares.
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
C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

PART III
Item 19. Exhibits
     The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Memorandum of Association of Randgold Resources Limited, as amended.

1.2*	Articles of Association of Randgold Resources Limited, as amended.

2.1	Memorandum of Association of Randgold Resources Limited, as amended (see Exhibit 1.1).

2.2+++	Form of Amended and Restated Deposit Agreement, dated as of October 14, 2009, among Randgold Resources Limited, The Bank of New York as Depositary, and owners and holders from time to time of American Depositary receipts issued thereunder.

2.3+++	Form of American Depositary Receipt.

2.4*	Excerpts of relevant provisions of the Companies (Jersey) Law 1991.

2.5*	Shareholder’s Agreement (English translation), dated June 23, 2000, between the Government of Mali and Morila Limited.

4.1*	Deed Governing the Relationship Between the Parties Upon Admission between Randgold & Exploration Company Limited and Randgold Resources Limited, dated June 26, 1997 (Relationship Agreement).

4.2*	License Agreement, dated June 26, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.

4.3*	Agreement, dated December 21, 1999, between Société des Mines de Morila SA, Randgold Resources Limited and Morila Limited (loan from Randgold Resources Limited to Morila Limited).

4.4*	Sale of Shares Agreement, dated May 29, 2000, between AngloGold Limited, Randgold Resources Limited and Randgold Resources (Morila) Limited.

4.5*	Joint Venture Agreement, dated May 29, 2000, between AngloGold Limited and Randgold Resources Limited.

4.6*	Operator Agreement, dated May 29, 2000, between Société des Mines de Morila SA and AngloGold Services Mali SA.

4.7*	Cession of Shareholder’s Loan — Memorandum of Agreement, dated July 3, 2000, between Randgold Resources Limited and AngloGold Morila Holdings Limited.

4.8*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated February 25, 2000.

4.9*	Deed of Guarantee, dated August 25, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and SYPPS.

4.10*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated December 9, 1999.

4.11*	Deed of Guarantee given under the Morila Deferred Terms Agreement, dated March 3, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and Mopps.

4.12*	Morila Exploitation Permit (English translation).

4.13*	Transfer of Morila Exploitation Permit from Randgold Resources Limited to Morila SA.

4.14*	Randgold Resources Limited Share Option Scheme.

4.15+	Structured Precious Metals Option and Loan Confirmation, dated August 30, 2002, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.16+	Third Contract of Employment between Randgold Resources Limited and Roger Ainsley Ralph Kebble.

4.17+	Services Agreement between Randgold & Exploration Company Limited and Randgold Resources Limited, dated February 2, 2003.

4.18++	Shareholder Loan Agreement, dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

Exhibit No.	Exhibit
4.19++	Termination Agreement, dated November 9, 2004, between Randgold Resources Limited and Mr. R.A.R. Kebble.

4.20++	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo S.A.

4.21++	International Swap Dealers Association Inc. Master Agreement, dated December 21, 2004, between Randgold Resources Limited and Absa Bank Limited.

4.22++	Amendment to Shareholders’ Loan Agreement, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.23#	Fifth Contract of Employment, dated January 31, 2005, between Randgold Resources Limited and Dennis Mark Bristow.

4.24§	Mining Contract Agreement, dated February 15, 2005, between Société des Mine de Loulo S.A and BCM Mali S.A.

4.25§	Third Contract of Employment, dated April 20, 2006, between Randgold Resources Limited and Roger A. Williams.

4.26#	International Swap Dealers Association Inc. Master Agreement and Schedule thereto, dated April 23, 2007, between Fortis Bank NV/SA Limited and Randgold Resources Limited.

4.27#	International Swap Dealers Association Inc. Novation Agreement, dated April 23, 2007, between Randgold Resources Limited, Société Générale and Fortis Bank NV/SA.

4.28#	Revolving Credit Facility Agreement, dated May 1, 2007, among Randgold Resources (Somilo) Limited, Randgold Resources Limited, various Banks and Other Financial Institutions and NM Rothschild & Sons Limited.

4.29#	Charge Over Shares, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.30#	Charge Over Shares, dated May 8, 2007, between Mining Investments (Jersey) Limited and NM Rothschild & Sons Limited.

4.31#	Deed of Guarantee and Indemnity, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.32#	Deed of Guarantee and Indemnity, dated May 8, 2007, between Société des Mines de Loulo S.A. and NM Rothschild & Sons Limited.

4.33#	Deed of Assignment, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.34#	Registered Share Pledge Agreement, dated May 9, 2007, between Randgold Resources (Somilo) Limited and NM Rothschild & Sons Limited.

4.35##	Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.36###	Addendum to the Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.37###	Employment Contract, dated April 28, 2008, between Randgold Resources Limited and Dennis Mark Bristow.

4.38###	First Contract of Employment, dated April 28, 2007, between Randgold Resources Limited and Graham P. Shuttleworth.

Exhibit No.	Exhibit
4.39###	Addendum to the Joint Venture Agreement, dated April 22, 2008, between AngloGold Ashanti Limited and Randgold Resources Limited.

4.40###	Addendum to the Operatorship Agreement, dated April 22, 2008, between AngloGold Ashanti Limited, AngloGold Services Mali SA, Société des Mines de Morila SA and Mining Investments Jersey Limited.

4.41%	Project Management Agreement between La Société d’Opération Ivoirienne d’Électricité (SOPIE) and Randgold Resources C.I. — SARL, dated March 2009.

4.42%	Letter Agreement, dated September 18, 2008, between Randgold Resources (Côte d’Ivoire) Limited and New Mining Côte d’Ivoire SARL.

4.43%	Rules of the Randgold Resources Limited Restricted Share Scheme.

4.44%	Contract of Employment, dated July 1, 2008, between Randgold Resources Limited and Graham P. Shuttleworth.

4.45%%	Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009.

4.46%%	Amendment, dated July 27, 2009, to Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009.

4.47%%	Irrevocable Commitment from Randgold Resources Limited to Moto Goldmines Limited, dated July 27, 2009.

4.48**	Arrangement Agreement, dated August 5, 2009, between Randgold Resources Limited, 0858065 B.C. Limited and Moto Goldmines Limited.

4.49**	Protocole d’Accord, dated October 31, 2009, between Randgold Resources Limited, AngloGold Ashanti Limited, Moto Goldmines Limited, Kibali Goldmines S.P.R.L. and the Government of the Democratic Republic of The Congo.

4.50**	Share Purchase Agreement, dated October 31, 2009, between L’Office des Mines de Kilo-Moto, Randgold Resources Limited, AngloGold Ashanti Limited, Moto Goldmines Limited, Border Energy Pty Limited, Kibali (Jersey) Limited and Kibali Goldmines S.P.R.L.

4.51***	Agreement, dated July 26, 2010, between Randgold Resources and DTP Terrassement.

4.52***	Joint Venture Agreement, dated July 16, 2009, between Randgold Resources Limited and AngloGold Ashanti Limited.

4.53***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Philippe Liétard.

4.54***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Norborne Cole Jr.

4.55***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Christopher L Coleman.

4.56***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Robert I. Israel.

4.57***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Karl Voltaire.

4.58***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Kadri Dagdelen.

4.59***	Contract of Employment, dated August 3, 2010, between Randgold Resources Limited and Graham P. Shuttleworth.

8.1***	List of Subsidiaries.

Exhibit No.	Exhibit
12.1****	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2****	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1***	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2****	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1***	Consent of BDO LLP.

15.2***	Consent of SRK Consulting.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-90972), filed on June 21, 2002.

+	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

++	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

+++	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-129147), filed on October 7, 2009.

§	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

#	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

##	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-147648), filed on November 27, 2007.

###	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

%	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

%%	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-160827), filed on July 27, 2009.

**	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

***	Previously filed with the Original Form 20-F.

****	Filed herewith.
SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on its behalf.

RANDGOLD RESOURCES LIMITED
By:	/s/ D. Mark Bristow
	Name:	D. Mark Bristow
	Title:	Chief Executive Officer
	Date:	April 18, 2011

Exhibit Index

Exhibit No.	Exhibit
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.