Form 20-F
period 2011-12-31
RANDGOLD RESOURCES LTD
filed 2012-03-30
CIK 1175580

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2011, the Registrant had outstanding 91,723,870 ordinary shares, par value $0.05 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes  ☐ No

If the report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17  ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes  ☒ No

GLOSSARY OF MINING TECHNICAL TERMS

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

Unless the context otherwise requires, “us”, “we”, “our”, “company”, or words of similar import, refer to Randgold Resources Limited and its subsidiaries and affiliated companies.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. SELECTED FINANCIAL DATA

The following selected historical consolidated financial data have been derived from, and should be read in conjunction with, the more detailed information and financial statements, including our audited consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 and as at December 31, 2011 and 2010, which appear elsewhere in this Annual Report. The historical consolidated financial data as at December 31, 2009, 2008 and 2007, and for the years ended December 31, 2008 and 2007 have been derived from our audited consolidated financial statements not included in this Annual Report.

The financial data have been prepared in accordance with IFRS, unless otherwise noted.

$000:	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
STATEMENT OF COMPREHENSIVE INCOME DATA:
Amounts in accordance with IFRS
Revenues	1,127,086	484,553	432,780	338,572	282,805
Profit from operations#	487,716	136,141	113,764	75,937	63,539
Net profit attributable to owners of the parent	377,084	103,501	69,400	41,569	42,041
Basic earnings per share ($)	4.13	1.14	0.86	0.54	0.60
Fully diluted earnings per share ($)	4.09	1.13	0.84	0.54	0.60
Weighted average number of shares used in computation of basic earnings per share	91,337,712	90,645,366	81,022,790	76,300,116	69,588,983
Weighted average number of shares used in computation of fully diluted earnings per share	92,276,517	91,926,912	82,161,851	77,540,198	70,271,915
Dividends declared per share	0.40	0.20	0.17	0.13	0.12
Other data
Total cash costs ($ per ounce sold)	716	699	512	468	356

#	Profit from operations is calculated as profit before income tax under IFRS, excluding net finance income/(loss). Profit from operations all arises from continuing operations.

$000:	At December 31, 2011	At December 31, 2010	At December 31, 2009	At December 31, 2008	At December 31, 2007
STATEMENT OF FINANCIAL POSITION AMOUNTS:
Amounts in accordance with IFRS
Total assets	2,532,707	1,994,340	1,820,168	821,442	780,719
Long-term loans	—	—	234	1,284	2,773
Share capital	4,587	4,555	4,506	3,827	3,809
Share premium	1,386,939	1,362,320	1,317,771	455,974	450,814
Retained earnings	752,433	393,570	305,415	245,982	213,567
Other reserves	40,531	31,596	18,793	(31,387)	(69,391)
Equity attributable to the owners of the parent	2,184,490	1,792,041	1,646,485	674,396	598,799

Non-GAAP Measures

We have identified certain measures that we believe will assist understanding of the performance of the business. As the measures are not defined under IFRS, they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures or performance, but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance. These measures are further explained below. Total cash cost and total cash cost per ounce are non-GAAP measures. We have calculated total cash costs and total cash costs per ounce using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant, and royalties.

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

Gold sales referred to in the production results tables for each mine refer to gold sales by the mine, which in the case of Loulo, includes a limited amount of gold sales to group companies. The consolidated IFRS measured revenue in the financial statements is $1.127 billion (2010: $484.553 million). The aggregate of the gold sales by mine is $1.131 billion (2010: $487.669 million) with the difference representing elimination of inter-company sales revenue.

The following table lists the costs of producing gold, determined in accordance with IFRS, and reconciles this GAAP measure to total cash costs as defined by the Gold Institute’s guidance, as a non-GAAP measure, for each of the periods set forth below:

$000: Costs	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Mine production costs	374,992	247,850	196,318	186,377	136,312
Depreciation and amortization	82,060	28,127	28,502	21,333	20,987
Other mining and processing costs	70,303	20,598	19,073	13,675	13,638
Transport and refinery costs	2,641	1,653	1,594	2,053	1,595
Royalties	53,841	27,680	25,410	19,730	18,307
Elimination of inter-company sales	7,690	7,414	1,047	—	—
Movement in production inventory and ore stockpiles	5,047	(16,152)	5,741	(21,865)	(11,534)
Total cost of producing gold determined in accordance with IFRS	596,574	317,170	277,685	221,303	179,305
Less: Non-cash costs included in total cost of producing gold: Depreciation and amortization	(82,060)	(28,127)	(28,502)	(21,333)	(20,987)
Total cash costs using the Gold Institute’s guidance	514,514	289,043	249,183	199,970	158,318
Ounces sold*	718,762	413,262	486,324	427,713	444,597
Total production costs per ounce under IFRS ($ per ounce)	830	767	571	517	403
Total cash costs per ounce ($ per ounce)	716	699	512	468	356

*	40% share of Morila and 100% share of Loulo, Tongon and Gounkoto

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

	Price Per Ounce ($)
Year	High	Low	Average
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	444
2006	725	525	604
2007	841	608	695
2008	1,011	712	871
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,571
2012 (through February)	1,763	1,699	1,652

If gold prices should fall below and remain below our cost of production for any sustained period we may experience losses, and if gold prices should fall below our cash costs of production we may be forced to re-plan and mine higher grade ore which will negatively impact on our reserves and life of mine (“LOM”) plans. Low gold prices for an extended period could result in us having to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover from any losses we may incur during that period and on our ability to maintain adequate reserves. Our total cash cost of production per ounce of gold sold was $716 in the year ended December 31, 2011, $699 in the year ended December 31, 2010 and $512 in the year ended December 31, 2009. We expect that Morila’s cash costs per ounce will rise as the life of the mine advances as a result of expected declining grade, which will adversely affect our profitability in the absence of any mitigating factors. The high grades expected from the underground mining at Loulo will, in the absence of any other increases, have a positive impact on unit costs.

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

The ore reserve estimates contained in this Annual Report are estimates of the mill delivered quantity and grade of gold in our deposits and stockpiles. They represent the amount of gold that we believe can be mined, processed and sold at prices sufficient to recover our estimated total cash costs of production, remaining investment and anticipated additional capital expenditures. Our ore reserves are estimated based upon many factors, including:

•	the results of exploratory drilling and an ongoing sampling of the orebodies;

•	past experience with mining properties;

•	depletion from past mining;

•	mining method and associated dilution and ore loss factors;

•	gold price; and

•	operating costs.

Because our ore reserve estimates are calculated based on current estimates of future production costs and gold prices, they should not be interpreted as assurances of the economic life of our gold deposits or the profitability of our future operations.

Reserve estimates may require revisions based on actual production experience. Further, a sustained decline in the market price of gold may render the recovery of ore reserves containing relatively lower grades of gold mineralization uneconomical and ultimately result in a restatement of reserves. The failure of the reserves to meet our recovery expectations may have a material adverse effect on our business, financial condition and results of operations.

We are subject to various political and economic uncertainties associated with operating in Mali, that could significantly affect our mines in Mali and our results of operations and financial condition.

We are subject to risks associated with operating gold mines in Mali. In 2011, gold produced in Mali represented approximately 64% of our consolidated group gold production. On March 21, 2012, Mali was subject to an attempted coup d’état that resulted in the suspension of the constitution, the partial closing of the borders and the general disruption of business activities in the country. At this time, the political situation in Mali is not clear, and government ministries and regulatory bodies are not functioning normally. Some foreign countries have announced that they have suspended financial aid to Mali. Other countries, including the regional body Economic Community of West African States (Ecowas), have threatened the imposition of sanctions against Mali, including the closing of borders and freezing of assets in the regional central bank, if civilian rule is not resumed in Mali in the near term. The supply of consumables to our mines in Mali has been intermittent as a result of the political situation. Although we have continued to produce gold during this political crisis, there can be no assurance that the political situation will not disrupt our ability to continue gold production, or our ability to sell and ship our gold from our mines in Mali. Furthermore, there can be no assurance that the Malian political crisis will not have a material adverse effect on our operations and financial condition.

We are subject to various political and economic uncertainties associated with operating in Côte d’Ivoire, that could significantly affect the success of the Tongon mine.

We have been subject to risks associated with operating the Tongon mine in Côte d’Ivoire. Côte d’Ivoire has experienced several years of political chaos, including an attempted coup d’état. A dispute over the recent Côte d’Ivoire presidential election in November 2010 resulted in the establishment of two rival governments. The Electoral Commission declared Mr. A. Ouattara as the winner. However, the incumbent president, Mr. Gbagbo challenged the results and refused to give up office. International sanctions were imposed on Mr. Gbagbo and those individuals and institutions supporting him. Included in the list of entities against whom sanctions were imposed were the Ports of Abidjan and San Pedro, the two key shipping ports of Côte d’Ivoire, and the SIR, the Ivorian Petroleum refinery. As a result of the sanctions we had to re-arrange our logistics for our Tongon mine and shipped all materials for Tongon through the Port of Dakar in Senegal. While the Tongon mine continued to operate throughout the crisis, at times we were unable to ship and sell our Tongon gold production, which resulted in timing discrepancy between our gold produced and the recognition of revenue from gold sales. However, the political impasse was resolved during 2011 and Mr. A. Ouattara was sworn in as the President of Côte d’Ivoire and the previous incumbent detained. While all our gold production was subsequently sold and the country reverted to normality, there is no assurance that similar events may not occur in the future which would have a material adverse effect on our gold production and financial results. In 2011, the European Union lifted sanctions on the Ports of Abidjan and San Pedro, and the SIR. Our normal supply routes hare have re-opened and we are sourcing our goods directly through the ports. However, though the post-election turmoil has settled, our operations and financial conditions could be impacted by future political and economic instabilities.

Any appreciation of the currencies in which we incur costs against the US dollar could adversely affect our results of operations and financial condition.

While our revenue is derived from the sale of gold in US dollars, a significant portion of our input costs are incurred in currencies other than the dollar, primarily Euro, Communauté Financière Africaine franc, South African Rand, and the Congolese franc. Accordingly, any appreciation in such other currencies could adversely affect our results of operations.

The profitability of our operations and the cash flows generated by these operations are significantly affected by the fluctuations in the price, cost and supply of fuel and other inputs, and we would be adversely affected by future increases in the prices of fuel and other inputs.

Fuel, power and consumables, including diesel, steel, chemical reagents, explosives and tires, form a relatively large part of our operating costs. The cost of these consumables is impacted to varying degrees, by fluctuations in the price of oil, exchange rates and availability of supplies. Such fluctuations have a significant impact upon our operating costs and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for mining projects, new and existing, and could even render certain projects non-viable.

Fuel is the primary input utilized in our mining operations, and our results are significantly affected by the price and availability of fuel, which are in turn affected by a number of factors beyond our control. Fuel prices are volatile. During 2010, the average price of our landed fuel was higher than 2009, and it has been rising in 2011. In the year ended December 31, 2011, the cost of fuel and other power generation costs comprised 25 % of our operating costs and the annual price increase of our landed fuel was 22%.

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

Our business may be adversely affected if the State of Mali fails to repay Value Added Tax, or TVA, owing to Morila and Loulo.

Our mining companies operating in Mali are exonerated by their Establishment Conventions from paying TVA for the three years following first commercial production. After that, TVA is payable and reimbursable. TVA is only reclaimable insofar as it is expended in the production of income. A key aspect in TVA recovery is managing the completion of the State of Mali’s audit of the taxpayer’s payments, at which time the State of Mali recognizes a liability.

By December 2007, Morila had successfully concluded a reimbursement protocol with the State of Mali for all TVA reimbursements it was owed up to June 2005. Morila was unable to conclude a second protocol subsequent to December 2007, however, and pursuant to its establishment convention, began offsetting TVA reimbursements it was owed against corporate and other taxes payable by Morila to the State of Mali. As a result of the offsets, Morila had recouped all its outstanding TVA as at December 31, 2010, as the State of Mali repaid all outstanding amounts by this date. As of December 31, 2011, TVA owed by the State of Mali amounted to $3.9 million (or 40%). While all the TVA at Morila is currently being refunded on a regular basis, we cannot guarantee that they will continue to reimburse the TVA going forward.

During 2010 and 2011 Loulo has offset TVA reimbursements it was owed against corporate and other taxes payable by Loulo to the State of Mali. At December 30, 2010, TVA owed by the State of Mali to Loulo stood at $11.6 million. This amount has increased to $19 million at December 31, 2011.

Included in the TVA owing amounts are amounts which had been extracted from the Morila and Loulo bank accounts and TVA refunds pertaining to disputed tax assessments. As at December 31, 2011 these amounted to $5.6 million (or 40%) owing to Morila and $7.63 million owing to Loulo. Subsequent to year end, and in relation to the disputed tax assessments, the State of Mali has offset a further $17.1 million from TVA refunds which was supposed to be paid to Loulo.

Our business may be adversely affected if we fail to resolve disputed tax claims with the State of Mali.

As at December 31, 2011, the group had received claims for various taxes from the State of Mali totaling $64.3 million, in respect of the Loulo and Morila mines. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for such disputes in Mali. Both companies have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable for the companies and allow for international arbitration in the event that a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue and believes this is achievable given the group’s experience in dealing with the State on similar issues, however, it may be necessary to arbitrate to resolve the disputes.

If for any reason these disputed tax claims become due and payable the results of Morila and Loulo’s operations and financial position would be adversely affected, as would their ability to pay dividends to their shareholders. Accordingly, our business, cash flows and financial condition will be adversely affected if anticipated dividends are not paid.

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

Development of the underground mine at Yalea commenced in December 2006 and first ore was mined in April 2008. This planned mine, and the subsequent Gara underground mine, represents our entry into the business of underground mining, and the commencement of underground mining in Mali by any mining company. In connection with the development of the underground mines, we must build the necessary infrastructure, the costs of which are substantial. The underground mines may experience unexpected problems and delays during their development and construction. Delays in the commencement of gold production could occur and the development costs could be larger than expected, which could affect our results of operations and profitability.

Since the commencement of the underground operations at Yalea, in working with a mining contractor, we have experienced a number of challenges which have led to delays and slower build up of production. These challenges included the availability of the underground fleet, the ability to drill and blast up holes and the contractor’s poor safety record.

Following these setbacks experienced during 2009, we terminated the underground mining contract with the contractor and have assumed responsibility for underground mining at Loulo. At the beginning of 2010, we appointed a new contractor to develop the

Gara underground mine, and subsequently extended their contract at the end of 2010 to include the additional development of the Yalea underground mine. The development and operation of the underground mine has been negatively impacted by these issues and resulting delays, and we cannot assure you that such issues are fully resolved or that we will not have future delays.

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

Our ability to operate successfully in communities will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the health, safety and well-being of our employees, the protection of the environment, and the creation of long term economic and social opportunities in the communities in which we operate. Mining companies are increasingly required to consider fair mining rent distribution and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations. As a result of public concern about the real or perceived detrimental effects of economic globalization and global climate impacts, businesses generally and large multinational corporations in natural resources industries, in particular, face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, governments, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities relate to non-renewable resources and are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage and legal suits.

Certain non-governmental organizations oppose globalization and resource development and are often vocal critics of the mining industry and its practices. Adverse publicity by such non-governmental agencies could have an adverse effect on our reputation and financial condition and could have an impact on the communities within which we operate.

In addition, our ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Mining operations should be designed to minimize the impact on such communities and the environment, for example, by modifying mining plans and operations or by relocating those affected to an agreed location. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon our financial conditions and operations. We seek to promote improvements in health and safety, environmental performance and community relations. However, our ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well-being of our employees, the environment or the communities in which we operate.

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

In November 2011 and March 2012, the Tongon mine experienced temporary work stoppages during the course of negotiating a mine level agreement with a newly established union. We continue to negotiate the terms of the agreement with representatives of the union. We cannot assure you that similar work stoppages will not happen in the future, or that such events will not adversely affect our results of operations.

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

Mining at Gounkoto commenced in January 2011 and processing commenced in June 2011 with ore being hauled by truck to Loulo where it is processed in terms of a toll treatment agreement entered into between Somilo and Gounkoto. Kibali completed an optimized feasibility during the year and the first of two of the 14 villages were relocated to the new model village of Kokiza. Development of the Massawa project has been slowed down as we have advanced Gounkoto and Kibali, and we have revised the target commencement date of the project to 2016 in order to provide us with us with time to develop a power solution for the treatment of its metallurgically complex ore and to continue exploring. We cannot provide any assurance that the Kibali and Massawa projects will ultimately result in new commercial mining operations, or that our new commercial mining operations will be successful.

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

The countries of Mali, Senegal, Burkina Faso, Democratic Republic of the Congo (“DRC”) and Côte d’Ivoire have, since independence, experienced some form of political upheaval with varying forms of changes of government taking place.

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

The mining laws of Mali, Côte d’Ivoire, Senegal, Burkina Faso, and DRC stipulate that, should an economic orebody be discovered on a property subject to an exploration permit, a permit that allows processing operations to be undertaken must be issued to the holder. Legislation in certain countries currently provides for the relevant government to acquire a free ownership interest in any mining project. The requirements of the various governments as to the foreign ownership and control of mining companies may change in a manner which adversely affects us.

We are subject to various political and economic uncertainties associated with operating in the Democratic Republic of the Congo, and the success of the Kibali project will depend in large part on our ability to overcome significant challenges.

We are subject to risks associated with operating the Kibali project in the DRC. The Kibali project is located in the north-east region of the DRC and is subject to various levels of political, economic and other risks and uncertainties associated with operating in the DRC. Some of these risks include political and economic instability, high rates of inflation, severely limited infrastructure, lack of law enforcement, labor unrest, and war and civil conflict. In addition, the Kibali project is subject to the risks inherent in operating in any foreign jurisdiction including changes in government policy, restrictions on foreign exchange, changes in taxation policies, and renegotiation or nullification of existing concessions, licenses, permits and contracts.

The DRC is an impoverished country with physical and institutional infrastructure that is in a debilitated condition. It is in transition from a largely state-controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Kibali project. In November 2011, the DRC held a general presidential election and in December 2011, incumbent President Joseph Kabila was declared the winner of that election. There has been international and local criticism of the election and episodes of protests, some of which were accompanied by acts of violence.

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

The communities near the Kibali project need to be resettled in an orderly and peaceful manner to allow the development and operation of a mine at the site. The first phase of houses have been built and the resettlement program has commenced, which has been implemented following agreement with the local authorities and communities affected by the project. During the year, the Resettlement Action Plan (“RAP”) progressed on schedule, with the first two of the 14 villages successfully relocating to the model village of Kokiza. Any failure to complete the settlement plan successfully will materially and adversely affect our ability to build and operate a mine at the Kibali project site.

We face risks related to the development of the Kibali mine, as a new mining operation, that may adversely affect our operations and profitability.

New mining operations could experience unexpected problems and delays during development, construction, commissioning and/or commencement of production. The global demand for mining and processing equipment may result in long lead times for the supply of such equipment. The actual costs to build a mine may vary substantially from the original cost estimates as a result of any of a variety of factors. Operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed and mining equipment used in the construction and operation of mining projects. Operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at the Kibali mine have financial difficulties or if a dispute arises in negotiating a mining contract, or if there is a delay in replacing an existing contractor. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on our results of operations and financial condition.

The SEC has proposed rules that may affect mining operations in the DRC.

The Dodd Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) has directed the SEC to adopt rules regarding disclosure on potential conflict minerals that are necessary to the functionality or production of a product manufactured by a company that files reports with the SEC, and the SEC has issued proposed rules in response to their requirement. Conflict minerals include columbite-tantalite, cassiterite, gold, wolfamite or their derivatives or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the DRC or a bordering country. Under the rules as proposed by the SEC, reporting companies must disclose the origin of and certain other information concerning the conflict minerals. The mining of minerals is deemed to be considered the manufacturing of such minerals.

If the proposed rules are adopted in their present form, we will be required to disclose in our annual report on Form 20-F that our minerals originated in the DRC and will need to furnish a conflict minerals report which includes a due diligence report and a certified independent private sector audit that is to be made publicly available on our website. The report will need to disclose whether or not we and the audit have determined that the conflict minerals are “conflict free”, meaning that they did not benefit or finance armed groups in the DRC. The report must include the due diligence measures that we took regarding the source and chain of custody of the minerals.

As the final rules have not been implemented, both the content of the final rules and their effects remain uncertain. Compliance with the new rules may be demanding on both financial resources and personnel. The requirement that all SEC reporting companies disclose whether their products include conflict minerals, and if so, information concerning the origin of the conflict minerals, might cause reporting companies to take steps, or require their suppliers to take steps, to assure that minerals originating in the DRC are not included in minerals supplied to them for use in their products. It is possible that the rules, as currently proposed could adversely affect our ability to sell gold mined in the DRC.

Under our joint venture agreements with AngloGold Ashanti Limited, or AngloGold Ashanti, we operate Morila and the Kibali project through a joint venture agreement and joint venture committee, and any disputes with AngloGold Ashanti over the management of Morila or the Kibali project could adversely affect our business.

We jointly control Morila SA, the owner of the Morila mine, and Kibali Goldmines SPRL, the owner of the Kibali project, with AngloGold Ashanti under joint venture agreements. We are responsible for the day-to-day operations of Morila and the Kibali project, subject to the overall management control of the Morila SA and Kibali Goldmines SPRL boards, respectively. Substantially all major management decisions, including approval of a budget for Morila and the Kibali project, must be approved by the Morila SA and Kibali Goldmines SPRL boards, respectively. We and AngloGold Ashanti retain equal representation on the boards, with neither party holding a deciding vote. If a dispute arises between us and AngloGold Ashanti with respect to the management of Morila SA or Kibali Goldmines SPRL, and we are unable to amicably resolve the dispute, we may have to participate in arbitration or other proceeding to resolve the dispute, which could materially and adversely affect our business.

The Kibali project development plan was approved by our board in January 2012 and will be presented for approval to AngloGold Ashanti at the earliest opportunity. In the interim, the Kibali board has approved the next three months’ budget of approximately $80 million, to continue the project’s momentum. There can be no assurance that the Kibali project will ultimately receive all the required approvals of all stakeholders or that disputes between the joint venture partners will not disrupt the development of the project.

Our mines and projects face many risks related to their present or future operations that may impact cash flows and profitability.

Our mines and projects are subject to all of the operating hazards and risks normally incident to exploring for developing and operating mineral properties and mines, such as:

•	encountering unusual or unexpected formations;

•	environmental pollution;

•	mechanical breakdowns;

•	safety-related stoppages;

•	work stoppages or other disruptions in labor force;

•	electrical power and fuel supply interruptions;

•	unanticipated ground conditions; and

•	personal injury and flooding.

During 2011, Tongon’s operations were negatively impacted by flooding as a result of the rainy season and by problems encountered during the change-over from diesel generated power to Côte d’Ivoire’s national grid. Also, in November 2011, the Tongon mine suffered a major failure of the barring gear at its No 1 mill. As a result, management also shut down Tongon’s No 2 mill as well in the interests of personal safety and to protect the No 2 mill from a similar failure. In November 2011 and March 2012, the Tongon mine experienced temporary work stoppages during the course of negotiating a mine level agreement with a newly established union.

During 2011, Gounkoto’s operations were disrupted by flooding following unusually heavy rains. In July 2009, the Loulo mine experienced some disruption, caused by a small group of disaffected people unable to secure long term employment at the mine. The disruption resulted in some damage to the tailings pipeline as well as to some accommodation units and other property. All operations were suspended for 36 hours, following which all mining and processing operations were restored and operating back at normal capacity.

We cannot assure you that similar operational issues will not happen in the future, or that such events will not adversely affect our results of operations.

The use of mining contractors at certain of our operations may expose it to delays or suspensions in mining activities.

Mining contractors are used at Tongon, Loulo, Gounkoto and Morila to mine and deliver ore to processing plants. These mining contractors rely on third-party vendors to supply them with required mining equipment, many of which have been adversely affected by the global economic slowdown. Consequently, at these mines, we do not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines, or any of the vendors that supply them, has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor.

Since the commencement of the underground operations at Yalea, in working with a mining contractor, we experienced a number of challenges which have led to delays and slower build up of production. These challenges included the availability of the underground fleet, the ability to drill and blast up holes and the contractor’s poor safety record. Following these setbacks experienced during 2009, we terminated the underground mining contract with the contractor and have assumed responsibility for underground mining at Loulo. At the beginning of 2010, we appointed a new contractor to develop the Gara underground mine, and subsequently extended their contract at the end of 2010 to include the development of the Yalea underground mine. The development and operation of the underground mine has been negatively impacted by these issues and resulting delays, and we cannot assure you that such issues are fully resolved or that we will not have future delays.

Mining operations and projects are vulnerable to supply chain disruption and our operations could be adversely affected by shortages of, as well as lead times to deliver fuel, strategic spares, critical consumables, mining equipment or metallurgical plant.

Our operations could be adversely affected by both shortages and long lead times to deliver fuel, strategic spares, critical consumables, mining equipment and metallurgical plant. We have limited influence over suppliers and manufacturers of these items. In certain cases there are a limited number of suppliers for fuel, certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to us. We could at times face limited supply or increased lead time in the delivery of such items. We cannot assure you that such limited supply or increased lead time in the delivery of items will not happen in the future, or that such events will not adversely affect our results of operations.

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

The credit and capital markets experienced serious deterioration in 2008, including the failure of significant and established financial institutions in the US and abroad, which continued throughout 2009, 2010 and 2011 and may continue in 2012 and beyond, all of which will have an impact on the availability and terms of credit and capital in the near term. The deteriorating financial condition of certain government authorities has significantly increased the potential for sovereign defaults in a number of jurisdictions, including within the European Union. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on our ability to raise capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and results of operations. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, inflation, fuel and energy costs, lack of available credit, the state of the financial markets, interest rates and tax rates may affect our growth and profitability.

Most of our cash deposited with banks is not insured and would be subject to the risk of bank failure. The failure of any bank in which we deposit our funds could reduce the amount of cash we have available for operations and additional investments in our business.

Inflation may have a material adverse effect on our operations.

Some of our operations are located in countries that have and may continue to experience high rates of inflation during certain periods. It is possible that significantly higher future inflation in countries in which we operate may result in increased future operational costs in local currencies. This could have a material adverse effect upon our operations and financial conditions.

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

Some of our operations are carried out in geographical areas which lack adequate infrastructure.

Mining, processing, development and exploration activities depend, in some part, on adequate infrastructure. Reliable roads, power sources and water supply are important factors which affect our operating costs. A lack of infrastructure or varying weather phenomena, sabotage, terrorism or other interferences in the maintenance or provision of such infrastructure could affect our operations and financial conditions.

We may not pay dividends to shareholders in the near future.

We have proposed the payment of our sixth dividend to ordinary shareholders, subject to approval by our shareholders at our AGM in May 2012. It is our policy to pay dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors, including capital expenditures. We cannot guarantee that dividends will be paid in the future.

If we are unable to attract and retain key personnel our business may be harmed.

Our ability to bring additional mineral properties into production and explore our extensive portfolio of mineral rights will depend, in large part, upon the skills and efforts of a small group of management and technical personnel, including D. Mark Bristow, our Chief Executive Officer. If we are not successful in retaining, developing or attracting highly qualified individuals in key management positions our business may be harmed. The loss of any of our key personnel could adversely impact our ability to execute our business plan.

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

In order to enforce any judgment rendered by any Federal or state court in the United States in Jersey, proceedings must be initiated by way of common law action before a court of competent jurisdiction in Jersey. The entry of an enforcement order by a court in Jersey is conditional upon the following:

•	that the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by Jersey law with reference to the jurisdiction of the foreign courts;

•	that the judgment is final and conclusive – it cannot be altered by the courts which pronounced it;

•	that there is payable pursuant to a judgment a sum of money, not being a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty;

•	that the judgment has not been prescribed;

•	that the courts of the foreign country have jurisdiction in the circumstances of the case;

•	that the judgment was not obtained by fraud; and

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

In addition, we are subject to the US Foreign Corrupt Practices Act and the recently enacted UK Bribery Act, which generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. The compliance mechanisms and monitoring programs that we have in place may not adequately prevent or detect possible violations under applicable anti-bribery and corruption legislation. Failure to comply with such legislation could expose us to civil and criminal sanction, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on our financial results and could cause our share price to decline.

Risks Relating to Our Industry

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.

We must continually seek to replace our ore reserves depleted by production to maintain production levels over the long term. Ore reserves can be replaced by expanding known ore bodies or exploring for new deposits. Exploration for gold is highly speculative in nature. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our mineral exploration rights may not contain commercially exploitable reserves of gold. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology.

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

AIDS and tropical disease outbreaks pose risks to us in terms of productivity and costs.

The incidence of AIDS in the DRC, Mali, Côte d’Ivoire and Senegal, which has been forecast to increase over the next decade, poses risks to us in terms of potentially reduced productivity and increased medical and insurance costs. The exact extent to which our workforce is infected is not known at present. The prevalence of AIDS in the countries in which we operate and among our workforce could become significant. Significant increases in the incidence of AIDS infection and AIDS-related diseases among members of our workforce in the future could adversely impact our operations and financial condition.

Malaria and other tropical diseases pose significant health risks at all of our operations in West Africa where such diseases may assume epidemic proportions. Malaria is a major cause of death and also gives rise to absenteeism in adult men. Consequently, if uncontrolled, the disease could adversely impact our operations and financial condition.

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

We have an 80% controlling interest in Société des Mines de Gounkoto SA, or Gounkoto. The Gounkoto mine commenced mining in January 2011 and processing by way of a toll treatment agreement with Loulo, in June 2011.

We have an 89% controlling interest in Société des Mines de Tongon SA, or Tongon. The Tongon mine commenced operations in April 2010.

We conduct our mining operations through:

•	a 50% joint venture interest in Morila Limited (which in turn owns an 80% interest in the Morila mine);

•	an 80% interest in Somilo;

•	an 80% interest in Gounkoto; and

•	an 89% interest in Tongon.

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

In February 2004, we announced that we would develop a new mine at Loulo in western Mali. Construction continued through 2005 and the new open pit mine went into production in October 2005. In addition, our board agreed to proceed with the development of the underground mine and, after the award of the development contract, work commenced with the construction of the boxcut at the Yalea mine in August 2006. We accessed first ore at Yalea in April 2008 with full production beginning in 2010. We commenced development of Loulo’s second underground mine, Gara, and started mining in 2011.

In April 2004, Resolute Mining Limited, or Resolute, acquired the Syama mine from us. Resolute has subsequently paid us $6 million in cash and has assumed liabilities of $7 million, of which $4 million owing to ourselves has been settled. The agreement entered into in June 2004 between the parties provides for the payment of a production royalty by Resolute to us relating to Syama’s production equal to $10 per ounce on the first million ounces produced by Syama and $5 per ounce on the next three million ounces produced by Syama. This royalty payment is capped at $25 million. We received our first royalties in 2009. During 2011, quarterly royalty payments were received from Resolute throughout the year.

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

On December 6, 2007, we completed a public offering of 6,821,000 of our ordinary shares, including ADSs, resulting in gross proceeds to us of $240 million. A portion of the proceeds from the offering were used for the development of the Tongon project, and any remaining proceeds were used for organic and corporate opportunities.

During 2007, we completed a feasibility study which allowed our board to approve the development of the new mine at Tongon. Construction of the mine started at the end of 2008 and its first gold was produced in November 2010.

On August 4, 2009, we completed a public offering of 5,750,000 of our ordinary shares, including ADSs, resulting in gross proceeds to us of $341.8 million. The proceeds from the offering were used to fund the feasibility studies for the Gounkoto and Massawa projects, to develop the Gounkoto and Kibali projects, and for other organic and corporate opportunities.

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

During November 2009, we completed the sale of our Kiaka gold project to Volta Resources Inc., for CAD$4 million in cash and 20 million Volta Resources Inc. shares. During 2010, we sold 15.5 million Volta Resources Inc. shares for a net profit of $19.3 million. We have received CAD$4 million in full by the end of 2011.

Following the completion of the feasibility study in 2010, the construction of the Gounkoto mine commenced in late 2010 and toll treatment of the Gounkoto ore at the Loulo plant commenced in June 2011.

Principal Capital Expenditures

Capital expenditures incurred for the year ended December 31, 2011 totaled $448.5 million compared to $410.8 million for the year ended December 31, 2010, and $196.7 million for the year ended December 31, 2009. As of December 31, 2011, our capital commitments amounted to $109.7 million, principally for the Kibali project. The capital expenditures will be financed out of internal funds. The capital cost for our share of the Kibali project is expected to amount to approximately $700 million for the next three years. The capital cost for both Loulo underground mines, and other infrastructure, is expected to amount to approximately $540 million for the next three years. The capital cost for the Tongon mine is expected to amount to approximately $25 million for the next three years. The capital cost for Gounkoto is expected to amount to approximately $40 million for the next three years.

Recent Developments

Mining at Gounkoto commenced in January 2011 and processing commenced in June 2011 at the Loulo plant, in terms of a toll treatment agreement entered into between the two mines. A total of 949,000 tonnes of ore at a grade of 5.1 g/t was processed during the year.

An updated Kibali feasibility study was completed in 2011 which pointed to a much larger operation than originally envisaged, with five open pits, one underground mine, a 6 million tonne per annum processing plant and four hydropower stations, backed up by a thermal power station. First gold production is scheduled for the end of 2013. The final development plan has been signed off by our board and has now been presented to the investment committee of the board of our joint venture partner, AngloGold Ashanti. In the meantime, the Kibali joint venture board has approved a budget of $80 million over the next three months to maintain the project’s impressive momentum. The Relocation Action Plan (RAP) progressed on schedule with the first of two of 14 villages being successfully relocated. At the same time, grade control drilling on the main KCD pit started, in advance of the mining activities which are scheduled to begin in the second quarter of 2012.

In March 2012, we signed an establishment convention with the State of Mali for the Gounkoto project, which is now owned by a separate company, Société des Mines de Gounkoto S.A.

B. BUSINESS OVERVIEW

OVERVIEW

We engage in gold mining, exploration and related activities. Our activities are focused on West and Central Africa, some of the most promising areas for gold discovery in the world. In Mali, we have an 80% controlling interest in the Loulo mine through Somilo SA. The Loulo mine is currently mining from one large open pit, several smaller satellite pits and two underground mines. We also have an 80% controlling interest in the Gounkoto mine through Société des Mines de Gounkoto S.A. We own 50% of Morila Limited, which in turn owns 80% of Morila SA, the owner of the Morila mine in Mali. In addition, we own an effective 89% controlling interest in the Tongon mine located in the neighboring country of Côte d’Ivoire, which was commissioned in November 2010. We also own an effective 83.25% controlling interest in the Massawa project in Senegal where we completed a prefeasibility study in December 2009. In 2009, we acquired a 45% interest in the Kibali project, which is located in the DRC. We also have exploration permits and licenses covering substantial areas in Burkina Faso, Côte d’Ivoire, DRC, Mali, and Senegal. At December 31, 2011, we declared proven and probable reserves of 16.28 million ounces attributable to our percentage ownership interests in Loulo, Morila, Tongon, Gounkoto, Massawa and Kibali.

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

Loulo

In February 2004, we announced that we would develop a new mine at Loulo in western Mali. In 2005, we commenced open pit mining operations at the Gara and Yalea pits. In 2010, an application was made to split the Loulo and Gounkoto permits. In 2011, its sixth year of production, the Loulo mine produced 208,424 ounces of gold at a total cash cost of $1,009 per ounce. In 2011 mining ceased in the Gara open pit. We currently anticipate that mining at Loulo will continue through 2029.

We commenced development of the Yalea underground mine in August 2006, where first ore was accessed in April 2008. We commenced development of Loulo’s second underground mine, Gara, in 2010 with first ore being intersected during the second quarter of 2011 and stoping began in November 2011. During 2011, ore from Gounkoto was processed through the Loulo processing plant following the conclusion of a toll-treatment agreement concluded between the two mines. The commencement of the toll-treatment of ore from Gounkoto resulted in a reduction of ore processing with respect to the Loulo mine.

The focus of exploration at Loulo is to continue to explore and discover additional orebodies within the Loulo permit.

Gounkoto

Gounkoto is located approximately 25 kilometers south of Loulo’s plant. Following the completion of the feasibility study in 2010, construction of the mine commenced in late 2010.

In January 2011, mining commenced at Gounkoto. In June 2011, the Loulo plant started to treat Gounkoto ore. A total of 949,000 tonnes of ore at a grade of 5.1g/t was processed during the year and 137,755 ounces were produced at a total cash cost of $536 per ounce.

The focus of exploration at Gounkoto is to continue to explore and discover additional orebodies within the Gounkoto permit.

We estimate that the Loulo-Gounkoto complex will produce approximately 500,000 ounces in 2012.

Morila

In 1996, we discovered the Morila deposit, which we financed and developed and was our major gold producing asset through 2009. Since production began in October 2000, Morila has produced more than 6 million ounces of gold at a total average cash cost of $239 per ounce. Morila’s total production for 2011 was 248,635 ounces at a cash cost of $782 per ounce. Consistent with the mine plan, Morila ceased pit mining in April 2009 and is currently processing lower grade stockpiles. During 2010 a study of the reprocessing of the Morila Tailings Storage Facility (TSF) was completed and in 2011 a full feasibility study on the viability of treating the TSF material, marginal ore and mineralized waste stockpiles was completed and approved by our board in January 2012. We now expect the operation to continue up to 2021.

Tongon

The Tongon project is located within the Nielle exploitation permit in the north of Côte d’Ivoire, 55 kilometers south of the border with Mali.

We commenced construction of the Tongon gold mine at the end of 2008, and commissioned the first stream in the fourth quarter of 2010, with first gold production being recorded. We completed and commissioned the second stream including secondary and tertiary crushing circuit and the sulfide circuit of the processing plant in 2011. In 2011, we produced 250,390 ounces at a total cash cost of $557 per ounce. Gold production is estimated at 285,000 ounces in 2012. The Tongon mine has an initial mine life of 10 years but has the potential to extend this with nearby discoveries and satellite pits.

The focus of exploration at Tongon is to evaluate near-mine targets with a 15 kilometer radius and Greenfield programs beyond the near-mine 15 kilometer radius.

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

The program to complete the initial investment phase to establish gold production at Kibali is estimated to take two years, with first gold expected at the end of 2013.

The exploration team completed the analysis of the Karagba Chauffeur Durba (KCD) deposit, resulting in a new geological model. Continuity of mineralization was confirmed between the Sessengue and KCD deposits and remains open down plunge. In 2011, drilling confirmed the continuity of mineralization a further 450 meters down plunge from the limits of the current block model.

Massawa

Our Massawa project consists of a greenfields exploration find located in eastern Senegal during 2008. The Massawa target was first identified in 2007 and is located approximately 60 kilometers west of the Malian border. A successful scoping study was completed for Massawa in the first quarter of 2009 which met all of our investment criteria and we advanced the project to prefeasibility. The prefeasibility study was completed at the end of 2009 which highlighted the complex nature of the ore, which requires pressure oxidation of the sulfides to liberate the gold. During 2010 significantly more work was conducted in this regard to improve the geochemical and metallurgical understanding of the ore. All studies point towards the Massawa deposit requiring high levels of energy to recover the gold and a decision was therefore taken during the year to delay the finalization of the feasibility study and to focus instead on two key aspects of enhancing the project’s economics, namely, the refractory nature of the ore and the power consumption and costs.

The exploration team has focused its efforts in 2011 on the evaluation of a large number of satellite targets to discover additional non-refractory mineralization that could add value to the project.

Exploration

We have an extensive portfolio of exploration projects in both West and Central Africa. In 2011, we concentrated our exploration activities on defining the satellite ounces in proximity to the Loulo plant site. The combined geological open pit potential from all satellite deposits has been calculated at 2 million ounces at 3g/t. Randgold also completed a preliminary analysis of the mineralized material inventory outside of the current LOM budget some 63.5Mt at 3.46g/t for 7 million ounces. At Gounkoto, exploration concentrated on better defining the underground potential in the ‘Jog Zone’ while over in Senegal exploration has concentrated on the evaluation of satellite deposits to provide 2 million ounces of non-refractory material to supplement the ore feed from Massawa. With the commissioning of the Tongon mine, the exploration focus shifted to the evaluation of satellite targets and the discovery of potential stand-alone targets within the company’s extensive permit portfolio countrywide. At Kibali, exploration has significantly advanced the geological understanding of the project. A well-balanced resource triangle has been developed on the back of a robust geological model with targets being progressed at all levels. During 2011 a strategic decision was made to restructure the exploration department to create dedicated brownfields and greenfields exploration teams, ensuring that while the feasibility work and testing of extensions to known deposits continues, the prospectivity of the greater permit area is also being evaluated, thus providing the opportunity for the discovery of further world class gold deposits in the region. Mineralization has been confirmed a further 450 meters down plunge of the main KCD deposit and remains open to the west towards Gorumbwa.

We are exploring in five African countries with a portfolio of 302 targets on 13,892 square kilometers of ground holding. We target profitable gold deposits that have the potential to host mineable gold reserves of three million ounces or more. Our business strategy of organic growth through exploration has been validated by our discovery and development track record, including the Morila mine, Loulo mines, Gounkoto mine and Tongon mine, the Kibali project and the Massawa discovery.

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

Loulo is owned by a Malian company, Société des Mines de Loulo SA (Somilo), which is owned 80% by ourselves and 20% by the State of Mali.

Gounkoto is owned by a Malian company, Société des Mines de Gounkoto S.A., which is owned 80% by ourselves and 20% by the State of Mali.

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

ORE RESERVES

Only those reserves which qualify as proven and probable reserves for purposes of the SEC’s Industry Guide Number 7 are presented. Pit optimization and open pit designs are carried out at a gold price of $1,000 per ounce, except for the Tongon Northern Zone open pit which was designed on $900/oz since the profitability drops at higher gold prices. Underground reserves are also based on a gold price of $1,000 per ounce.

Morila reserves have been calculated by Mr. Stephen Ndede, an officer of the company and competent person. The Loulo and Gounkoto open cast mineral reserves were calculated by Mr. Shaun Gillespie, an external consultant and competent person. The Loulo underground mineral reserves were calculated by Mr. Juan Mitchell, an officer of the company and reviewed by Mr. Mark Odell, an independent consultant and competent person. The Tongon open pit Northern Zone mineral reserves were calculated by Mr. Samuel

Baffoe, an officer of the company under the supervision of Mr. Onno ten Brinke, at the time an officer of the company and competent person. The Tongon open pit Southern Zone mineral reserves were calculated by Mr. Nick Kingaby an external consultant and competent person. The Kibali project open pit mineral reserves were estimated by Mr. Onno ten Brinke and Mr. Nicholas Coomson, both officers of the company and competent persons, while the Kibali project underground mineral reserves were calculated by Mr. Daniel Donald and Mr. Tim Peters, both independent consultants and competent persons. The Massawa open pit mineral reserves were estimated by Mr. Onno ten Brinke, as an independent consultant and reviewed and verified by Mr. Rodney Quick, an officer of the company and competent person. All reserves were verified and approved by Mr. Rodney Quick, our General Manager: Evaluation and competent person.

Total reserves as of December 31, 2011 amounted to 199.25 million tonnes at an average grade of 3.84g/t, for 24.58 million ounces of gold of which 16.28 million ounces are attributable to us.

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

The following table summarizes the declared reserves at our mines as of December 31, 2011:

	Proven Reserves			Probable Reserves			Total Reserves
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
Operation/Project++	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Morila +	1.44	1.71	0.08	6.68	1.14	0.24	8.12	1.24	0.32
Loulo +	2.83	2.58	0.23	38.88	5.00	6.24	41.71	4.83	6.48
Tongon +	0.89	1.68	0.05	32.21	2.63	2.72	33.10	2.60	2.77
Gounkoto +	0.77	2.19	0.05	16.19	5.19	2.70	16.96	5.06	2.76
Massawa +	—	—	—	20.73	3.07	2.05	20.73	3.07	2.05
Kibali+	—	—	—	78.62	4.04	10.21	78.62	4.04	10.21
Total	5.93	2.15	0.41	193.31	3.89	24.16	199.25	3.84	24.58

+	Our attributable share of Morila is 40%, Loulo 80%, Gounkoto is 80%, Tongon 89%, Massawa 83.25% and Kibali 45%.
++	Our open pit reserves are calculated at a weighted average cut off grade of 1.12g/t.

Our stockpile reserves are calculated at a cut off grade of 0.88g/t at Morila.

Our underground reserves are calculated at a weighted average cut off grade of 2.1g/t at Kibali and Loulo.

At Loulo, a 10% mining dilution at zero grade and an ore loss of 3% has been incorporated into the estimates of reserves and are reported as mill delivered tonnes and head grades. At the Tongon project a dilution of 8% at zero grade and an ore loss of 2% has been modeled. At Gounkoto and Massawa a dilution of 10% at zero grade and an ore loss of 3% has been used. At Kibali a dilution of 10% and ore loss of 3% has been used on the open pits while underground dilution varies between 1% and 6.7% depending on stope design and ore loss of 3%. Metallurgical recovery factors have not been applied to the reserve figures since these are the estimates of the material to be delivered to the mill. Operating costs, metallurgical recovery, royalties, dilution and ore loss factors are used to determine the cut off grade at which to report mineral reserves. The average metallurgical recovery factors used are 89% for the Morila mine, 93.5% for the Loulo open pit material and 90.5% for Loulo underground material, 90.8% for the Tongon project, 92% for the Gounkoto project, 89% for the Massawa project and 87.3% for Kibali material.

MINING OPERATIONS

Loulo-Gounkoto Mine Complex

The Loulo and Gounkoto mines, known as the Loulo-Gounkoto complex, are located in the west of Mali, bordering Senegal, adjacent to the Falémé River. The complex lies within the Kedougou-Kéniéba inlier of Birimian rocks which hosts a number of major gold deposits in Mali, including Gara, Yalea and Gounkoto, Sadiola, Segala and Tabakoto as well as Sabodala across the border in Senegal.

The complex is effectively owned 80% by us and 20% by the State of Mali. In 2010, an application was made to split the Loulo and Gounkoto permits, and a separate company was created for Gounkoto in December 2010 with the same corporate structure and shareholding as Loulo. A new mining convention, which dictates the fiscal and regulatory environment applicable to the mine, was negotiated with the State of Mali and signed in March 2012. The convention includes an initial two year corporate tax holiday starting from the date of first production, and a further tax holiday, up to a maximum of five years in total, in the event of further investment such as an underground mine. It also includes royalties of 6% of revenues and a 10% priority dividend payment for the State of Mali.

The 2011 year was notable for its achievements, most important of which was the start of production at the new Gounkoto mine, from which ore was successfully toll treated through the Loulo plant ahead of schedule in June. At the same time, Loulo advanced the development of the Yalea and Gara underground mines after a full review of the underground mining strategy had been completed by mid-year. Loulo also successfully completed the expansion of the front end of the processing plant, as well as the tailings pipeline upgrade, significantly improving the throughput of the plant and started commissioning of the third mill by year end, as part of the plan to further increase production.

Gold sales totaled $549.6 million for the year and were positively impacted by the higher gold price received and the increase in ounces produced. Total royalties paid amounted to $31.6 million and cash operating costs totaled $253.9 million, resulting in profit from mining activities of $264.2 million. The total cash costs of gold sold increased to $822/oz, mainly as a result of reduced recoveries, higher input costs, especially diesel, and the adverse change in the euro/dollar exchange rate.

Capital expenditure amounted to $164.1 million at Loulo spent primarily on the underground development, the plant upgrade (including the third mill) and the power plant expansion. At Gounkoto, capital expenditure on the mine development was $89.8 million, principally in respect of site establishment, crushing facilities, road development and water management.

For 2012, gold production for the complex is estimated at 500,000 ounces with the ore sourced from the Gounkoto pit, the Yalea and Gara underground mines and the Yalea South pit. Milling is planned to increase to an annualized rate of 4.0 Mt from the middle of the year. Other satellite pits are currently being assessed and could provide additional flexibility to the operation.

Production results for the 12 months ended December 31,	2011	2010
MINING
Tonnes mined (000)	40,265	38,932
Ore tonnes mined (000)	4,087	4,597

MILLING
Tonnes processed (000)	3,619	3,158
Head grade milled (g/t)	3.4	3.4
Recovery (%)	88.1	92.5
Ounces produced	346,179	316,539
Ounces sold	347,386	313,121
Average price received+ ($/oz)	1,582	1,162
Cash operating costs* ($/oz)	731	647
Total cash costs* ($/oz)	822	712
Gold on hand at period end# ($000)	10,096	7,818
Profit from mining activity*($000)	264,155	140,715
Gold sales* ($000)	549,569	363,715

+	Includes the effect of 41,748 ounces delivered at $500/oz in the year ended December 31, 2010. There is no impact of hedge positions on the group during the current year as it is now fully exposed to the spot gold price on all gold sales following the completion of the Loulo hedge program in the fourth quarter of 2010.
*	Refer to explanation of non-GAAP measures provided on pages 7-8 of this report.
#	Gold on hand represents gold in doré at the complex multiplied by the prevailing spot gold price at the end of the period.

Loulo

Mining and Production

The Yalea and Gara underground operations are being mined below the existing open pits by means of a Sub Level Open Stoping method. The operation is planned to produce 100,000 tonnes and 90,000 tonnes from Yalea and Gara respectively, once at steady state, which is expected by the end of 2012. The development and majority of the stoping have been outsourced to a mining contractor but the intention is to build the mine’s own skills base in order for it to take over the stoping operation in two year’s time. The open pits are mined by separate contractors with the mining departments on each mine supplying the direction in terms of strategy, design, planning, geology and grade control.

Production results for the 12 months ended December 31,	2011	2010
MINING
Tonnes mined (000)	18,865	38,932
Ore tonnes mined (000)	2,385	4,597

MILLING
Tonnes processed (000)	2,670	3,158
Head grade milled (g/t)	2.8	3.4
Recovery (%)	87.7	92.5
Ounces produced	208,424	316,539
Ounces sold	209,631	313,121
Average price received+ ($/oz)	1,532	1,162
Cash operating costs* ($/oz)	924	647
Total cash costs* ($/oz)	1,009	712
Gold on hand at period end# ($000)	10,096	7,818
Profit from mining activity*($000)	109,608	140,715
Gold sales* ($000)	321,199	363,715

We own 80% of Loulo with the State of Mali owning 20%. The State’s share is not a free carried interest. We have funded the State portion of the investment in Loulo by way of shareholder loans and therefore control 100% of the cash flows from Loulo until the shareholder loans are repaid. We consolidate 100% of Loulo and shows the non-controlling interest separately.

+	Includes the effect of 41,748 ounces delivered at $500/oz in the year ended December 31, 2010. There is no impact of hedge positions on the group during the current year as it is now fully exposed to the spot gold price on all gold sales following the completion of the Loulo hedge program in the fourth quarter of 2010.
*	Refer to explanation of non-GAAP measures provided on pages 7-8 of this report.
#	Gold on hand represents gold in doré at the complex multiplied by the prevailing spot gold price at the end of the period.

Mining of the Gara pit was completed during the year. Mining of the Yalea pit recommenced in the fourth quarter by way of a pushback in the southern portion, in order to access the remaining mineralized material, anticipated in the second half of 2012, while evaluation work continues on the Loulo 3 deposit.

In the second quarter of the year, a new underground mining strategy was implemented involving increased footwall development to allow for greater mining flexibility with primary and secondary stopes. Backfill is planned to be implemented by mid-2013 which will allow for the mining of the secondary stopes, 100% extraction of the ore in the high grade areas of the mine and enhanced ground stability and safety. Once backfill is in place the development rate can be reduced substantially with the possibility of eliminating the footwall drive development on every second level.

Ore Reserves

Total ore reserves for the years ended December 31, 2011 and 2010 are inclusive of depletions due to mining.

								Attributable gold**
		Tonnes		Grade		Gold		(Moz)	(Moz)
at 31 December	Category	(MT) 2011	(Mt) 2010	(g/t) 2011	(g/t) 2010	(Moz) 2011	(Moz) 2010	(80%) 2011	(80%) 2010
Mineral reserves*
☐ Stockpiles	Proven	1.98	2.15	1.61	1.65	0.10	0.11	0.08	0.09
☐ Open pit	Proven	0.85	2.38	4.81	4.18	0.13	0.32	0.11	0.26
	Probable	3.07	1.66	3.03	2.48	0.30	0.13	0.24	0.11
☐ Underground	Proven
	Probable	35.80	39.23	5.16	4.72	5.94	5.96	4.76	4.76
TOTAL MINERAL RESERVES	Proven and probable	41.71	45.43	4.83	4.47	6.48	6.52	5.18	5.22

*	Open pit mineral reserves are reported at a gold price of $1,000/oz and an average cut-off of 1.1g/t and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr. Shaun Gillespie, an independent consultant and competent person. Underground mineral reserves are reported at a gold price of $1,000/oz and a cut-off of 2.4 g/t for Yalea underground and 2.2g/t for Gara underground includes dilution and ore loss factors. Underground mineral reserves were calculated by Mr. Juan Mitchell, an officer of the company and reviewed by Mr. Mark Odell, an independent consultant and competent person.
**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 80% interest in Loulo.

PROCESSING

Gold production of 346,179 ounces for 2011, made up of 208,424 ounces from Loulo and 137,755 ounces from Gounkoto, was below management’s target for the year. The shortfall was mainly due to flooding caused by the unusually heavy rains in the third quarter as well as the slower ramp-up from underground production which impacted on the grade processed. Further complicating factors were ore hardness, which resulted in the production of a percentage of ore fractions rejected from the mill due to the ore hardness (scats), and constraints caused by interruptions to the tailings disposal.

For the year, 3.62Mt of ore was fed to the mill at a grade of 3.4g/t. This comprised feed sources from Gounkoto (25%), Gara and satellite pits (41%), stockpiles (21%) and the underground mines (13%).

Gounkoto ore feeding started in June 2011 under a toll treatment agreement with a minimum average of 120,000 tonnes per month, but was temporarily interrupted in August by the road and pit flooding.

The processing plant throughput was 14.6% above the previous year with an average of 300,000 tones per month milled. During the year the processing plant was upgraded with a new tailing liner screen, two gravity scalping screens and a new deposition steel pipeline which significantly improved its overall plant performance towards the end of the period. However, the excessive generation of scats (12.2%) negatively affecting the overall recovery. The percentage of scats produced is mainly linked to the ore hardness and should be largely resolved by the commissioning of the third ball mill, which was completed early in 2012.

During the year a management process to empower operator level staff in the plant to control costs and effect continuous improvement through short interval controls was initiated and is also being extended to the underground.

Engineering

The average engineering availability of the mills and crusher was 92.1% (2010: 90.5%) and 84.9% (2010:81.1%) for the year, reflecting a steady improvement over the year. This followed the successful implementation of the Pragma planned maintenance program during the year.

The power plant produced a total of 150.1 MWh of electricity with the power feed from the plant to Gounkoto being fully completed in December 2011. The power plant efficiency improved from 0.244l/kWh in 2010 to 0.236l/kWh during the year. This was mainly due to the commissioning of two additional medium speed generators during the third quarter. Improved plant availability allowed the power plant to run steadily and deliver better efficiencies during the last quarter. Despite the improvement in efficiency, the power cost has increased from $0.22/kWh in 2010 to $0.27/kWh in 2011, due to the increased diesel price. The planned conversion of the base load machines to heavy fuel oils in 2012 is expected to reduce the power cost by an estimated $600,000 per month.

An investigation into accessing cheaper hydroelectric power is being done in collaboration with regional power utilities. Enhanced power efficient usage is also being introduced to the operating team through the ongoing operation improvement initiatives.

Underground Development

Yalea Underground Development: The development rate increased steadily during the year with a downturn in the last quarter of 2011 due to the major development having been completed above 113 level. The Yalea North decline holed into 113 level where rehabilitation is taking place prior to deepening the declines. Stoping started in Yalea North during December 2010 but did not achieve its targets as a result of geotechnical constraints and the redesign of the mining methods. However, continuous improvement of the development rate has been achieved during this year, creating a platform for the planned ramp-up of production in 2012. The ventilation system has also been improved considerably.

Gara Underground Development: Here too the development rate increased steadily during the year with the main constraints being unexpected ground water and limited ends available at the beginning of the year. There was a downturn in the last quarter due to congestion resulting from stoping operations which started in this period. Stoping also had its initial challenges with the development of the vertical excavations but is expected to ramp up to full production by the end of 2012.

The following table shows a summary of the underground section’s progress as of December 31, 2011:

at 31 December 2011	Development (meters)	Ore (tonnes)	Grade (g/t)	Ounces mined (oz)	Total (tonnes)
YALEA
Q1	1,869	91,588	4.0	11,670	196,007
Q2	2,155	78,113	3.5	8,747	235,385
Q3	2,789	118,842	3.7	14,229	288,764
Q4	1,779	90,179	3.7	10,744	205,202
TOTAL 2011	8,592	378,722	3.7	45,391	925,358
Total 2010	4,806	647,810	3.7	76,772	875,613
Total 2009	5,788	500,267	4.4	70,395	763,677
Total 2008	3,860	105,411	4.1	13,982	288,298
TOTAL YALEA	23,045	1,632,210	3.9	206,540	2,852,946
GARA
Q1	1,196	—	—	—	119,665
Q2	1,529	28,126	4.6	4,186	142,020
Q3	1,968	47,885	4.9	7,578	184,012
Q4	1,791	60,204	5.3	10,220	218,068
TOTAL 2011	6,484	136,215	5.0	21,984	663,765
Total 2010	1,879	—	—	—	175,701
TOTAL GARA	8,363	136,215	5.0	21,984	839,466

Gounkoto

Mining at Gounkoto started in January 2011. Total material mined was 21.4 Mt. Mining was ramped-up to generate the high grade ore needed after the Gara pit was depleted in October 2011 and recognized the slower build-up of the tonnes from the Loulo underground mines.

Production results for the 12 months ended December 31,	2011	2010
MINING
Tonnes mined (000)	21,400	—
Ore tonnes mined (000)	1,702	—

MILLING
Tonnes processed (000)	949	—
Head grade milled (g/t)	5.1	—
Recovery (%)	88.7	—
Ounces produced	137,755	—
Ounces sold	137,755	—
Average price received ($/oz)	1,658	—
Cash operating costs* ($/oz)	436	—
Total cash costs* ($/oz)	536	—
Gold on hand at period end# ($000)	—	—
Profit from mining activity* ($000)	154,547	—
Gold sales* ($000)	228,370	—

We created a new company, Société des Mines de Gounkoto SA, to hold the Gounkoto mining permit and mining assets. A new mining convention, which dictates the fiscal and regulatory environment applicable to the mine, has been negotiated with the State of Mali and approved by the Council of Ministers.

The convention was signed in March 2012 and includes an initial two year corporate tax holiday starting from the date of first production, and a further tax holiday, up to a maximum of five years in total, in the event of further investment. The State of Mali holds 20% of the share capital of Gounkoto and Randgold holds the balance. We consolidate 100% of Gounkoto and show the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided on pages 7-8 of this report.
#	Gold on hand represents gold in doré at the complex multiplied by the prevailing spot gold price at the end of the period.

Gounkoto’s ore is hauled by road to the Loulo plant. The eleven purpose built tipper trucks taken into service at the end of October 2011 have considerably increased haulage capacity and reduced costs. An additional three trucks have been ordered for early in 2012 and are expected to increase the haulage capacity from 120,000 to 150,000 tonnes per month.

Ore Reserves

Total ore reserves for the years ended December 31, 2011 and 2010 are inclusive of depletions due to mining.

		Tonnes		Grade		Gold		Attributable gold**
at 31 December	Category	(Mt) 2011	(Mt) 2010	(g/t) 2011	(g/t) 2010	(Moz) 2011	(Moz) 2010)	(Moz) (80%) 2011	(Moz) (80%) 2010
Mineral reserves*
☐ Stockpile	Proven	0.77	—	2.19	—	0.05	—	0.04	—
☐ Open pit	Probable	16.19	17.11	5.19	5.10	2.70	2.80	2.16	2.24
TOTAL MINERAL RESERVES*	Proven and Probable	16.96	17.11	5.06	5.10	2.76	2.80	2.21	2.24

*	Open pit mineral reserves are reported at a gold price of $1,000/oz and 1.27g/t cut-off and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr. Shaun Gillespie, an independent consultant and competent person.
**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 80% interest in Gounkoto.

Processing

In June 2011 the Loulo plant started to treat the ore from Gounkoto, in terms of an agreement entered into between the two mines. A total of 949,000 tonnes of ore at 5.1g/t was processed during the year. The mass of ore is determined by the total ore delivered as measured by survey. The grade of ore treated is determined through the assay of composite samples taken and sent to an independent laboratory. The overall plant recovery is applied to the contained gold to determine the gold content attributable to Gounkoto, and a proportionate share of the general and administrative costs from Loulo are applied to Gounkoto on a tonnes milled basis.

Health, safety and the environment

Loulo

The Lost Time Injury Frequency Rate (LTIFR) was 2.29 against 1.36 for the previous year. Management has implemented increased safety awareness programs across the mine to counter this negative trend. The Lost Time Injury Severity Rate decreased significantly from 116.33 days lost per million hours in 2010 to 58.04 in 2011 thanks to a fatality free operation. One million hours LTI free events were achieved twice during the year.

The NOSA 5 star system was implemented during the year and merged with the overall occupational health and safety management system. This was designed in accordance with OHSAS 18001: 2007 requirements and will be audited during 2012 for OHSAS 18001 certification. Membership of the Committee of Health and Safety, a joint management and labor body, was renewed during the year and meetings were held on a quarterly basis.

As for community health, 6,930 medical consultations were provided, while first aid, evacuation, family planning, HIV counseling and voluntary testing free of charge were ongoing at the staff village dispensary. In addition, a widened immunization program was carried out in association with the Kenieba health centre. Malaria represented 5.43% of medical cases and following an entomological survey, the malaria program is being reviewed.

The mine retained its environmental management system certification to ISO 14001: 2004 following the surveillance audit by National Quality Assurance in December 2011. A legal compliance audit was also successfully conducted by the National Environmental Department.

Gounkoto

Five LTIs were recorded during the year which regrettably included two fatal injuries. In March of 2011, a contractor died when he lost control of his motor vehicle between the Millennium Highway and Gounkoto, and in August, the hauling supervisor was caught in a flash flood and drowned in the vicinity of the Sassamba bridge. The LTIFR was 2.41 and the Fatal Injury Frequency Rate was 0.97.

The mine is in the process of implementing an OHSAS 18001 compliant occupational health and safety management system with the intention of obtaining accreditation in 2013.

During the year, Gounkoto’s Environment and Social Impact Assessment report was approved and its environmental permit was delivered by the Minister of the Environment. An environmental management program (EMP) was designed to address all significant environmental issues. This EMP is part of the overall environmental management system (EMS) which is currently being implemented. The mine intends to assess its EMS against ISO 14001 during 2012.

Community

Loulo

The Community Development Committee met on a monthly basis throughout the year with the objective to assist in establishing and maintaining a healthy relationship between the mine, the residents of the surrounding villages and other local stakeholders. Public participation processes were completed to update members of the local community on the mining operations in the area and future developments planned by the mine.

Gounkoto

The relocation of Faraba hamlet was completed on April 10, 2011 with compensation being paid to all farmers affected by the project. The Gounkoto community liaison committee was established on March 24, 2011. Monthly meetings were held to address all community issues.

The haul road public consultation process was completed in October 2011. The process of setting up a community-based organization to provide and manage the security along the haul road is expected to be completed during the first quarter of 2012.

Human resources

Loulo

Manpower working at Loulo decreased from 3,195 in December 2010 to 2,745 in December 2011, mainly as a result of the relocation of the opencast mining contractor to Gounkoto.

Gounkoto

A total of 1,067 workers have been working on the Gounkoto site.

Loulo-Gounkoto Manpower

At December 31	2011			2010
	Expats	Nationals	Total	Expats	Nationals	Total
Loulo
Employees	68	453	521	57	429	486
Contractors	169	2,055	2,224	206	2,503	2,709

Total Loulo	237	2,508	2,745	263	2,932	3,195

Gounkoto
Employees	2	10	12	—	—	—
Contractors	2	1,053	1,055	—	—	—

Total Gounkoto	4	1,063	1,067	—	—	—

Total Loulo-Gounkoto Complex	241	3,571	3,812	263	2,932	3,195

Exploration

Exploration continues on the satellite deposits of Loulo and Gounkoto, while underground, the geological drilling is still improving the accuracy of the reserve.

Morila

The Morila mine is situated 280 kilometers south-east of Bamako, the capital of Mali. Morila is owned by a Malian company, Société des Mines de Morila SA (Morila), which in turn is owned 80% by Morila Limited and 20% by the Malian government. Morila Limited is jointly owned by ourselves and AngloGold Ashanti Limited and the mine is controlled by a 50:50 joint venture management committee. Responsibility for the day-to-day operations rests with us. Under its stewardship the mine was successfully converted from open pit mining to a stockpile treatment operation during 2009.

The Morila mine produced 248,635 ounces of gold during 2011 at a total cash cost of $782/oz which included a stockpile adjustment of $275/oz. Profit from mining increased by 48% year on year to $197.6 million (attributable: $79.1 million) and a dividend of $190 million which was distributed to shareholders.

Morila was originally planned to close during 2013 but with the successful completion of the feasibility study into the treatment of mineralized waste and tailings, the operation is now expected to continue to 2021.

Rehabilitation activities on waste rock stockpiles were completed and a total of 44 hectares were rehabilitated during the year.

Production results for the 12 months ended December 31,	2011	2010
Mining
Tonnes mined (000)	16	16
Ore Tonnes mined (000)	16	13
Milling
Tonnes processed (000)	4,549	4,354
Head grade milled (g/t)	1.9	1.9
Recovery (%)	91.0	90.7
Ounces produced	248,635	238,607
Ounces sold	248,635	238,607
Average price received ($/oz)	1,576	1,230
Cash operating costs* ($/oz)	687	595
Total cash costs* ($/oz)	782	669
Profit from mining activity* ($000)	197,613	133,855
Stockpile adjustment# ($/oz)	275	246
Attributable (40% proportionately consolidated)
Gold sales* ($000)	156,771	117,427
Ounces produced	99,454	95,443
Ounces sold	99,454	95,443
Profit from mining activity* ($000)	79,045	53,542

#	The stockpile adjustment per ounce reflects the charge expensed in respect of stockpile movements during the period divided by the number of ounces sold. The total cash cost per ounce includes non-cash stockpile adjustments.
*	Refer to the explanation of non-GAAP measures provided on pages 7-8 of this report.

Ore Reserves

As the open pit mining has been completed, the Morila reserves comprise only the ore stockpiles to be rehandled for the rest of the mine life.

		Tonnes		Grade		Gold		Attributable gold**
at 31 December	Category	(Mt) 2011	(Mt) 2010	(g/t) 2011	(g/t) 2010	(Moz) 2011	(Moz) 2010	(Moz) 40% 2011	(Moz) 40% 2010
Mineral reserves*
☐ Stockpile	Proven	1.44	5.86	1.71	1.68	0.08	0.32	0.03	0.13
	Probable	6.68	6.69	1.14	1.14	0.24	0.24	0.10	0.10
TOTAL MINERAL RESERVES	Proven and probable	8.12	12.55	1.24	1.39	0.32	0.56	0.13	0.22

*	Stockpile mineral reserves are reported at a $1,000/oz gold price and reported at a 0.88g/t cut-off. Stockpile mineral reserves were calculated by Mr. Stephen Ndede, an officer of the company, and competent person.
**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 40% interest in the Morila gold mine.

Operations

Rehandling

In April 2009 Morila management successfully converted the mine from an open pit operation to a stockpile treatment facility. Mining And Rehandling Services (MARS), a subsidiary of Dragages & Travaux Publics (DTP), is conducting the rehandling activities.

Processing

The plant was upgraded in 2004 to treat 360,000 tonnes per month (4.3Mtpa) and by the end of 2011, through a process of efficiency initiatives, throughput had increased to 4.55Mtpa. In spite of low grade ore being treated since the move to processing the lower grade stockpiles in the second quarter of 2009, satisfactory gold recoveries have been consistently achieved due to improved oxygen plant availability, effective control of the leach parameters, the increase in the gravity recovery and the oxygenation system upgrade.

Engineering

Engineering availability remained high at 93.2% despite some unplanned downtime associated with the SAG mill gearbox changeover in October and November of 2011. Ongoing maintenance has continued including installing additional fuel lines to reduce downtimes and permit annual cleaning of fuel lines. Refurbishment of the secondary crushers was undertaken to replace the main shafts and top shell assemblies. Planned maintenance using the Pragma system helped to further enhance the maintenance program.

Power

The mine generates its own power via a diesel electrical generating station equipped with five Allen engines (6MW each). In general, four are producing power at any time while one is on maintenance and standby. Consumption for 2011 at 138.4MWh was 5.8% higher than 2010 due to increased process throughput and plant pump upgrades. These upgrades mainly relate to the cyclone and oxygenation pump streams. Power cost for the year was $0.28/kWh compared to $0.22/kWh in 2010, mainly due to the increased diesel price.

TSF Project

During the year, the mine completed a feasibility study on the viability of retreating the TSF material, as well as the mineralized waste stockpiles. The TSF project study used a $1,300/oz gold price and the results include 42Mt of mineralized material at 0.41g/t (315,000 ounces recovered gold) and assume approximately seven years of reclamation activity from 2014. The financial model reflected satisfactory returns and consequently the project was approved by the board in early 2012. The project scoping to integrate the marginal ore (MO) and the mineralized waste (MW) treatment will be done through the following three steps:

•	D grade + marginal ore stockpiles feeding from 2012 to 2013 per the ongoing business plan; processing per current flow – crusher, the SAG and the ball mills, and the Carbon in Leach (CIL) at 4.4Mtpa.

•	Mineralized waste stockpiles processed as above from 2013 to 2014.

•

After completion of the sulfide mineralized material feed (D+MO+MW), crushing and milling operations will shut down; processing will continue at 6Mtpa with TSF material using only CIL from 2014 to 2021 with the residue being pumped to the pit.

Agribusiness

The agribusiness pilot projects made significant progress during the year. The poultry project entered its production phase, which allowed the catering contractor to shrink the purchase chain for eggs and broilers. In animal husbandry, the first batch of 20 oxen was put on the market during the Ramadan celebrations. The beehives and fish ponds will come into production in 2012. To boost the agribusiness activities, a dedicated farm manager is being recruited. The microfinance project CAMIDE sponsored 29 projects for $30,000 (15,400,000 FrCFA) for former employees in various domains.

Health, safety and the environment

The objective of a zero LTI year was achieved in 2011 with a LTIFR at 0.00 compared to 0.55 in 2010. A decrease of 36% in the total injury frequency rate (TIFR) was also recorded compared to 2010 (5.70 vs 8.94).

The mine was certified OHSAS 18001 in January 2011 and internal audits were conducted to ensure that the mine’s occupational health and safety management system remains compliant with OHSAS norms.

The malaria incidence rate decreased by 22% compared to 2010 (20.89% vs 26.69%) while a longitudinal entomological survey was conducted through three transversal rounds by the malaria research and training centre to better assess the malaria burden. Three rounds of malaria spraying were undertaken as in 2010.

In terms of HIV/AIDS initiatives, 52 community peer educators and 28 mine peer educators were trained this year. World AIDS Day was celebrated in conjunction with social partners. The mine’s environmental management system successfully achieved its ISO 14001 recertification, with the next recertification scheduled for December 2012.

Human resources

During the year the mine’s excellent social climate was maintained. Several training and employee capacity building programs were conducted.

The total number of people working at the mine at the end of 2011 was 689, made up of 324 permanent employees with the rest being employed by contractors. In line with the closure plan, eleven employees were retrenched at the end of the year.

At December 31	2011			2010
	Expats	Nationals	Total	Expats	Nationals	Total
Employees	13	311	324	15	337	352
Contractors	7	358	365	4	426	430

Total	20	669	689	19	763	782

Tongon

The Tongon mine is located within the Nielle exploration permit in the north of Côte d’lvoire, 55 kilometers south of the border with Mali. Tongon SA is owned by an Ivorian company, Société des Mines de Tongon SA, of which Randgold has an 89% interest, the government of Côte d’lvoire 10% and 1% is held by a local company. Tongon is an open pit mining operation and employs the four standard mining practices of drill, blast, load and haul.

Tongon has a ten year LOM with mining taking place from two main pits: South Zone (SZ) and the smaller North Zone (NZ) pit. Both the SZ and NZ pits have potential for more reserves.

Considering the difficult socio-political environment at the beginning of the year, the mine’s achievements were satisfactory. Gold production was 250,390 ounces, while gold sales were 271,922 ounces. This included some ounces produced in 2010, which the mine was unable to sell due to the political crisis. Notwithstanding the crisis, the mine successfully operated throughout the period, and although the completion of construction was delayed, the mine completed the final projects and connected to the national electricity grid in December 2011. Gold sales amounted to $425.1 million and total cash costs per ounce were $557/oz, resulting in a profit from mining activity of $273.7 million. Capital expenditure during the year totaled $99.9 million, principally on the secondary and territory crushers and conveyors, as well as on the grid power supply and the general completion of the camp and project.

Production results for the 12 months ended December 31,	2011	2010
Mining
Tonnes mined (000)	17,353	7,520
Ore tonnes mined (000)	3,469	898
Milling
Tonnes processed (000)	2,963	355
Head grade milled (g/t)	2.9	2.67

Recovery (%)	91.2	92.2
Ounces produced	250,390	28,126
Ounces sold	271,922	4,698
Average price received ($/oz)	1,563	1,389
Cash operating costs* ($/oz)	510	418
Total cash costs* ($/oz)	557	459
Profit from mining activity* ($000)	273,686	4,369
Gold sales* ($000)	425,060	6,527

*	Refer to the explanation of non-GAAP measures provided on pages 7-8 of this report.

Ore Reserves

The geological models for the SZ and NZ were updated with additional grade control and diamond drilling completed during the year. This, together with the higher gold price used to declare reserves, indicated that the pits could potentially deepen due to additional mineralized material falling within the pits. This material has not been declared as reserve and additional drilling will be completed in 2012 to convert this to reserves.

		Tonnes		Grade		Gold		Attributable gold**
at 31 December	Category	(Mt) 2011	(Mt) 2010	(g/t) 2011	(g/t) 2010	(Moz) 2011	(Moz) 2010	(Moz) (89%) 2011	(Moz) (89%) 2010
Mineral reserves*
☐ Stockpiles	Proven	0.89	0.42	1.68	1.93	0.05	0.03	0.04	0.02
☐ Open pit	Probable	32.21	36.69	2.63	2.47	2.72	2.91	2.42	2.59
TOTAL MINERAL RESERVES	Proven and probable	33.10	37.11	2.60	2.46	2.77	2.94	2.46	2.62

*	Open pit mineral reserves are reported at a gold price of $1,000/oz and 1.39g/t cut-off and include dilution and ore loss factors. NZ open pit ore reserves were calculated by Mr. Samuel Baffoe, an officer of the company, under the supervision of Mr. Onno ten Brinke, an officer of the company and competent person. SZ open pit mineral reserves were calculated by Mr. Nick Kingaby, an external consultant and competent person.
**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 89% interest in Tongon.

Operations

Mining and Planning

In 2011, the bulk of the mining activity took place in the SZ Pit. During the first half of the year, the NZ was mined to source oxide ore to supplement the soft ore delivery given the political upheaval in the country and resultant delay in completing the hard rock crushing circuit.

The mine has an initial mine life of 10 years but has the potential to extend this with nearby discoveries and satellite pits. Two of these satellite pits, adjacent to the existing SZ and NZ pits, have been introduced into the 2012 Life of Mine plan. The LOM schedule is as follows:

•	SZ pit, where mining started in 2010, will be mined until 2016 to the final pit bottom.

•	NZ pit, where mining started in 2011, will not be mined in 2012. Mining will resume in 2013 (waste stripping), with ore mining continuing from 2014 to 2019.

•	The SZ extension and NZ extension satellite pits have been introduced into the plan and will be mined from 2019 to 2021.

Total material mined in 2011 was 17.4Mt of which 3.47Mt was ore at an average grade of 2.38g/t.

The bulk of the material mined in both pits was oxide/saprolite and transitional in nature. Mining production peaked in the dry periods before and after the rainy season as per plan. Productivity decreased during the rainy period of June to September due to the difficulty of mining in saprolite/oxide and transitional areas with their water-retaining nature. The mining contractor experienced repeated damage to both pit diggers and haul trucks as a result of operating in transitional material areas. Alternative solutions were found to prevent haul trucks bogging down in the pit and undercarriage damage to the diggers. The fourth quarter once again saw the ramping up in material movement due to better ground conditions encountered in the transitional and fresh rock surfaces and the effect of the mine’s improved water management plan.

A long term ground water management plan for the mine has been established to ensure stable operation through future heavy rainfall periods. Borehole and sump dewatering form an integral part of the mining strategy in Tongon due to the pit lying in the catchment area of an old river and downstream of the water storage dam. Eight dewatering boreholes are located around the SZ pit and six around the NZ pit. In-pit pumps are used to complement the boreholes, mainly during the rainy season.

The mining contractor’s workshop facilities were completed in September 2011 and contributed to the improvement of maintenance activities. In addition the MAXAM explosives factory was completed and commissioned in November 2011.

Processing

The process plant treated 2.96Mt of oxides and transitional ore in 2011, which was 13.5% below the 300Ktpm target, while the mill availability achieved was 14% below target at 78.8%. The main contributor to the shortfall in tonnage throughout was the political impasse in the country in the beginning of 2011 which had a knock-on effect on the movement of much-needed spares and personnel, delayed the commissioning of key process units such as the secondary and tertiary crusher circuits and caused work disruptions. Additional contributors were downtime related to plant construction ‘snag list’ items, the difficulty of treating wet oxide/saprolite and transitional ore during the rainy season, major equipment breakdowns such as the mill barring gear failure, repeated conveyor belt tears and breakages, and the high wear rate of transfer chutes and bins as a result of conveying transitional material. Most of these issues were successfully addressed by the end of the year, with the second hard rock crushing circuit and sulfide float circuits being commissioned in the fourth quarter.

Gold recovery was 91.2% and 250,390 ounces of gold were produced.

Engineering

Overall mill availability for 2011 was 78.8%. A gradual increase was achieved from 56.2% in January to an above-plan 92.3% by the end of the second quarter of 2011. Plant availability decreased again during the third quarter of 2011 to 78.8% mainly as a result of feeding softer oxide ore through the system during the wet season. Modifications were carried out in the relevant process sections to facilitate ease of tonnage throughput and improve the efficiency of key process circuits.

During the fourth quarter of 2011 the overall availability continued to be hampered by a significant number of belt cuts and tears from handling transitional ore. In November the failure of the No1 Mill barring gearbox contributed to further availability limitations. The gearbox was replaced by one of Randgold’s strategic spares and the ore transfer problems were resolved, ending the year on a positive availability trend.

Power

The power plant’s mechanical and electrical availability for 2011 was 95% and 99.6% respectively. The total energy produced by the plant for the year was 96.7MWh, constituting 92.3% of the total power demand of 104.3MWh for 2011. The balance of the mine’s demand was supplied from the national grid power which became the primary source of electrical power to the mine on December 10, 2011.

All 20 of the power plant generators, including the automatic synchronization, have been fully commissioned as a stand-alone back-up plant. The power plant’s online efficiencies as a standby unit were 0.256 liters per kWh and $0.30 per kWh respectively.

Health, safety and the environment

The mine continued to focus on the health and safety of the workforce as well as the protection of the environment. Management intensified safety education and the induction of all employees and contractors with more than 2,500 personnel having been inducted and registered. The outcome has been a significant decrease in the Minor Injury Frequency Rate from 52 in February to eight in December. Unfortunately, a fatality occurred in January when a pit dewatering operator fell into a water sump and drowned. Safety procedures in this regard have been reinforced.

The Lost Time Injury Frequency Rate (LTIFR) decreased to 0.19 in the year from 2.33 in 2010. No Lost Time Injuries (LTI) occurred over 355 consecutive working days. Several audit and risk assessments have been conducted for the implementation of the OHSAS 18001 system which is expected to be completed in 2012. The ISO 14001 system certification, initially targeted for completion in December 2011, has been rescheduled for June 2012. The external consultants Digby Wells and Associates have been retained to assist in drafting and implementing an environmental management system.

A major malaria control program was implemented in line with the recommendations of Tongon’s contracted entomologist and the number of malaria cases decreased by a significant 41% year-on-year.

Human resources

The labor complement for Tongon, excluding labor employed by contractors, is planned at 415 of which 92% are Ivorians. All recruitment has been based on the Randgold strategy of sourcing skills and experience primarily from the local villages, then regionally from northern Côte d’lvoire, followed by Côte d’lvoire as a whole and then lastly from the international labor market. Locally, a policy of spreading recruitment between the villages according to agreed percentages has been applied. To date, 75% of the operational labor is from local villages. This same recruitment ratio has been applied to all contractors.

At December 31	2011			2010
	Expats	Nationals	Total	Expats	Nationals	Total
Employees	28	382	410	36	247	283
Contractors	47	1,108	1,155	170	1,992	2,162

Total	75	1,490	1,565	206	2,239	2,445

On the industrial relations front, 14 worker delegates were elected in February 2011, the internal mine regulations were agreed and the mine union was established in May. Mine level agreement negotiations are currently underway with the union.

Exploration

On the Nielle permit progress was made in evaluating the near mine targets and greenfield programs were initiated beyond the near-mine 15 kilometer radius.

Kibali

The Kibali project is a gold development property which covers an area of 1,836km2 on the Moto Goldfields in the north east of the Democratic Republic of the Congo. It is located some 560 kilometers north east of the city of Kisangani and 150 kilometers west of the Ugandan border town of Arua. Kibali is a joint venture between Randgold (45%), AngloGold Ashanti (45%) and a Congolese parastatal, Sokimo (10%).

The project development is being managed by Randgold which will also operate the mine. It is envisaged that the Kibali mine will comprise an integrated open pit and underground operation with the core capital program scheduled to run over the next four years. It is anticipated that the project will ultimately be supplied by four hydropower stations supported by a thermal power station for low rainfall periods and back-up.

The Moto Goldfields are located within the Moto greenstone belt, which is comprised of the Archean Kibalian (Upper and Lower) volcano-sedimentary rocks and ironstone-chert horizons that have been metamorphosed to greenschist facies. The stratigraphy consists of a volcano-sedimentary sequence comprising finegrained sedimentary rocks, several varieties of pyroclastic rocks, basaltic flow rocks, mafic-intermediate intrusions (dykes and sills) and intermediate-felsic intrusive rocks (stocks, dykes and sills). The majority of gold mineralization identified to date is disseminated style, hosted within a sequence of coarse volcaniclastic and sedimentary rocks. The mineralization is generally stratigraphic and associated with quartz-carbonate alteration and pyrite.

Feasibility study and mine development

Progress

The project successfully completed a critical year with the optimized feasibility study having been finalized by year end, as scheduled. The optimized feasibility presents a larger project compared to the previously published feasibility study, with a plant throughput of 6 million tonnes per annum, due to be commissioned in the fourth quarter of 2013.

During the year, the RAP progressed on schedule, with the first two of the 14 villages successfully relocated to the new model village of Kokiza. This program is critical to ensure the timely start-up of mining and construction.

At the same time, grade control drilling on the main KCD pit started, in advance of the mining activities which are scheduled to begin in the second quarter of 2012.

Ore Reserves

		Tonnes		Grade		Gold		Attributable Gold**
at 31 December	Category	(Mt) 2011	(Mt) 2010	(g/t) 2011	(g/t) 2010	(Moz) 2011	(Moz) 2010)	(Moz) (45%) 2011	(Moz) (45%) 2010
Mineral reserves*
☐ Open pit	Probable	42.35	37.38	2.49	2.67	3.40	3.21	1.53	1.44
☐ Underground	Probable	36.27	36.94	5.84	5.76	6.81	6.84	3.06	3.08
TOTAL MINERAL RESERVES	Probable	78.62	74.32	4.04	4.21	10.21	10.05	4.59	4.52

*	Open pit mineral reserves are reported at a gold price of $1,000/oz and an average cut-off of 0.9g/t and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr. Onno ten Brinke and Mr. Nicholas Coomson, both officers of the company and competent persons. Underground mineral reserves are reported at a gold price of $1,000/oz and a cut-off of 2.0g/t and include dilution and ore loss factors. Underground mineral reserves were calculated by Mr. Daniel Donald and Mr. Tim Peters, both independent consultants and competent persons.
**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 45% interest in the Kibali gold project.

Throughout the year, significant improvements were made to the surrounding infrastructure, especially roads, with approximately 200 kilometers of existing roads upgraded and 300 kilometers of new roads completed.

Significant improvements to the existing camp and preparation for the new 400 man construction camp were completed, as well as the design of the first hydropower station. In total, $157.4 million was spent on the project (100%).

An updated costing and feasibility study was completed based on a revised underground mining plan which incorporated the combination of a twin decline and vertical ore hoisting shaft targeting the deeper 5000 lode as a priority. This was then integrated into a final mining plan including multi open pit and underground schedules. The study has been through internal and external review. Optimization of the mining and processing rates, capital estimate scheduling, and the final design was approved by the Randgold board in January 2012 and is awaiting approval by the AngloGold Ashanti board.

Health, safety and environment

The introduction during the year of an additional 1,200 construction employees, mostly novices from the surrounding villages, to the workforce resulted in Lost Time Injuries (LTIs) increasing from 11 in 2010 to 31 in 2011. The increase mainly concerned finger injuries sustained in the building of resettlement houses. Despite the increase in the number of LTIs, the LTIFR decreased year on year from 28.06 to 6.14 reflecting the significant increase in construction activity. As the year progressed the number of safety incidents and LTIs injuries dropped as concerted steps were taken such as continuing risk assessments, daily toolbox meetings, elimination of hazards and enhanced supervision to improve safety practices.

Environmental monitoring continues as defined in the ESIA document prepared by Digby Wells and Associates.

Community

The community development function at Kibali worked in close liaison with the RAP, especially in the areas of food security, life skill training and liaison with the cultural committee when relocating graves. Beyond the relocation, Kibali witnessed a wider acceptance of the project in the area as we approached the start of physical movement of the people to the resettlement host site as a result of more engagement with various stakeholders.

Human resources

The Kibali project currently employs 16 expatriates and 123 local employees. There are a further 20 expatriates and 1,585 local employees employed by contractors engaged in various aspects of the construction project.

At December 31	2011			2010
	Expats	Nationals	Total	Expats	Nationals	Total
Employees	16	123	139	13	184	197
Contractors	20	1,585	1,605	20	315	335

Total	36	1,708	1,744	33	499	532

Exploration

A brownfields exploration team is progressing the feasibility work and testing extensions on known deposits while a greenfields team is evaluating the greater lease area. More detail can be found in the section of this report entitled “Exploration Review.”

Massawa

The Massawa project is located approximately 700 kilometers south east of the capital city of Dakar and some 90 kilometers due west of Randgold’s Loulo mine in Mali. Randgold owns 83.25% of the project with a local company holding 6.75%. The State of Senegal will have a non-contributory 10% share of any mine developed on the property.

In 2011, the further advancement of the Massawa project continued with an emphasis on ongoing exploration. A decision was taken during the year to delay the finalization of the feasibility study, and to focus instead on two key aspects of enhancing the project’s economics: namely, the refractory nature of the ore and power consumption and costs. In this regard, work on the analysis of the ore characterization was completed and a definitive power strategy has been developed. The financial analysis of the project was updated on the back of revised reserves.

Massawa lies within the Kedougou-Kenieba erosional inlier which is underlain by Lower Proterozoic Birimian metasedimentary-volcanic sequences. Regionally it is located on the plus 150 kilometer long northeast/southwest trending Main Transcurrent Shear Zone which is a significant transcrustal dislocation between the Mako Supergroup (basaltic flow rocks, minor intercalated volcaniclastics, and ultramafic sub-volcanic intrusions) and the Diale-Dalema Supergroup (volcano-sedimentary to sedimentary rocks) within the Kedougou-Kenieba inlier. Mineralization at Massawa locates in various lithologies but is structurally controlled within anastomosing shears which converge to the north.

Ore reserves

								Attributable gold**
		Tonnes		Grade		Gold		(Moz)	(Moz)
at 31 December	Category	(Mt) 2011	(Mt) 2010	(g/t) 2011	(g/t) 2010	(Moz) 2011	(Moz) 2010	(83.25%) 2011	(83.25%) 2010
Mineral reserves*
☐ Open pit	Probable	20.73	17.42	3.07	3.36	2.05	1.88	1.70	1.57
TOTAL MINERAL RESERVES	Proven and probable	20.73	17.42	3.07	3.36	2.05	1.88	1.70	1.57

*	Open pit mineral reserves are reported at a gold price of $1,000/oz and 1.1g/t cut-off and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr. Onno ten Brinke, in his capacity as an independent consultant and reviewed and verified by Mr. Rodney Quick, an officer of the company and competent person.
**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 83.25% interest in the Massawa gold project.

Prefeasibility study

The initial prefeasibility study completed on the open pit mineral reserves in 2010 has been updated using a reserve gold price of $1,000/oz.

The ore at Massawa is refractory in nature and there are two distinct metallurgical domains that correlate well with the mineralization styles identified. Gold mineralization formed in two phases: an early phase composed of fine disseminated pyrite and arsenopyrite while the later stage is a shallow level gold system where quartzstibnite and a large range of antimony-bearing minerals host coarse native gold. The late high grade domain contains 66% free gold, with the remainder being contained within sulfide. The broader disseminated sulfide domain has minimal free gold with the majority of gold encapsulated in the pyrite and arsenopyrite sulfide lattice. For both styles the refractory gold is a major component of the deportment and this gold will be recoverable only by means of a preoxidative step.

Batch testwork completed has shown pressure oxidation to be very effective in releasing the gold from the sulfides. The process requires flotation of the sulfides to a concentrate which is then treated through a high pressure and temperature chamber to oxidize the sulfides, following which the oxidized ore is put through a normal Carbon in Leach (CIL) train to release the gold. The results of bondwork tests confirm the abnormal hardness of the ore due to silica flooding.

This combined with the pressure oxidation process will make the Massawa project a high energy user and thus a power strategy has been developed to review alternative options to diesel generation. Meetings have been held with Organisation pour la Mise en Valeur du Fleuve Gambie involving government representatives from Senegal, Guinea, The Gambia and Guinea Bissau who are charged with developing two hydroelectric schemes in the region, including the Sambangalou project 60 kilometers south east of Massawa. Subsequent meetings have been held with the Senegalese Minister of Energy and the World Bank to explore possible power options for Massawa.

Exploration and development

The exploration team has focused its efforts in 2011 on the evaluation of a large number of satellite targets to discover additional non-refractory mineralization that could add value to the project.

EXPLORATION REVIEW

We have a portfolio of projects within some of the most prospective gold belts of both West and Central Africa. We have exploration projects in five African countries hosting 302 targets on 13,892 square kilometers of groundholding. We have an exploration team of more than 70 geoscientists.

Mali

Loulo

Work at Loulo continues to define satellite ounces in proximity to the plant. Modeling of the main mineralized structures has been completed following extensive drill programs executed in 2011 which totaled 68 diamond drill holes for 15,182 meters and 236 Reverse Circulation (RC) holes for 19,099 meters. This work resulted in the remaining in pit mineralized material at Loulo 3 being estimated at 186,000 ounces at 3.45g/t. An additional mineralized material potential underground inventory of 1 million ounces at 3.9g/t exists beneath the pit.

At Baboto, a geological estimate of all three zones of mineralization (North, Centre and South) returned a global mineralized material potential of 350,000 ounces at 2g/t. In the Southern Zone there is a higher grade zone, down to 50 meters vertical depth which returns 154,000 ounces at 3.41g/t. The combined mineralized material open pit potential from all satellite deposits has been calculated at 2 million ounces at 3g/t.

We completed a preliminary analysis of the mineralized material inventory outside of the current Life of Mine (LOM) budget. Initial studies focused on the heap leach potential of low grade material. However, this proved not to be viable due to low metallurgical recoveries. We have since concentrated on conventional Carbon in Leach (CIL) which has returned positive results with recoveries of approximately 90%. We are now progressing with a scoping on mineralized material of 63.5Mt at 3.46g/t for 7 million ounces.

While this work continues, the exploration team has not neglected the base of the resource triangle and generative work to the north of Gara and south of Yalea has defined targets for follow-up work.

Loulo 3

The most significant satellite deposit on the permit is Loulo 3. During 2011, the deeper potential of the deposit was targeted by 10 diamond drillholes probing the deposit at both 180 and 300 vertical meters below the surface over a strike length of 1.9 kilometers. All drillholes confirmed the geological model and intersected the mineralized structure.

Gold assay results returned encouraging intersections from the 180 vertical meter level: L3DH32 – 7.10 meters at 9.89g/t from 270.4 meters; L3DH34 – 2.00 meters at 10.17g/t from 244 meters and 3 meters at 13.16g/t from 252 meters, L3DH37 – 12 meters at 4.63g/t from 185 meters; L3DH40 – 4 meters at 5.53g/t from 300 meters; and L3DH43 – 12.65 meters at 4.34g/t.

Positive results were also returned from the 300 vertical meter level: L3DH42 – 6.9 meters at 4.65g/t from 339 meters; L3DH43 – 11.6 meters at 4.34g/t from 403 meters; and L3DH47 – 8.8 meters at 3.11g/t from 465 meters. Gold mineralization is hosted in medium to coarse grained greywacke which has been variably tourmalinzied and associated with disseminated pyrite.

Loulo underground

Exploration and infill grade control drilling continued at both Yalea and the new Gara underground mine with a total of 208 holes for 20,959 meters. The drill programs were designed to infill the mineralized material model prior to mining as well as to test the extensions of high grade plunging lodes.

At Yalea, where development has now started within the high grade ‘purple patch’, infill drilling and holes probing the margins of the high grade mineralization confirmed the chlorite, sericite and arsenopyrite alteration that is characteristic of the ‘purple patch’ as well as the gold tenure. The lithology consists of sheared breccias and argillaceous quartzite with massive sulfide content. Selective gold assay results include: YUDH217 – 22.8 meters at 12.05g/t; and YUDH218 – 21 meters at 11.52g/t. YUDH236 intersected the ‘purple patch’ as modeled and returned 14.5 meters at 14.82g/t as well as a second intersection of 28.4 meters at 12.12g/t, suggesting a duplication of mineralization in this part of the orebody, a narrow zone of chlorite-rich broken core has been logged between the two intersections. Hole YUDH224, drilled below the ‘purple patch’ in the north, returned 27.3 meters at 17.15g/t and suggests a steep plunge to high grade mineralization which remains open at depth. Further follow-up work on these opportunities will continue in 2012. Along the upper contact of the ‘purple patch’ and below a late dolerite dyke, drilling has shown that the high grade has a sharper cut-off than previously modeled. This will allow a larger crown pillar to be designed above the ‘purple patch’ and improve the geotechnical stability of the underground operation.

Drill holes targeting the northerly ore shoot below the Yalea North pit confirmed the continuation of the plunge at depth and along strike: YUDH136 – 4.5 meters at 12.78g/t; YUDH141 – 19.5 meters at 5.76g/t; YUDH157 – 15.45 meters at 5.79g/t; and YUDH158 – 9.3 meters at 15.92g/t. This has now been scheduled into the 2012 budget and is expected to result in 325,255 tonnes at 3.95g/t being mined.

At Gara, drilling confirmed the geometry and folded nature of the mineralized quartz tourmaline unit as per the geological model as well as the resource grade for the deposit which is 3.94g/t. Gold assay results include: GUDH005 – 16.2 meters at 10.08g/t; GUDH007 – 12.3 meters at 4.91g/t; GUDH010 – 10.25 meters at 3.31g/t; GUDH035 – 14.4 meters at 14.28g/t; and GUDH044 – 22.9 meters at 5.4g/t.

Gounkoto

At Gounkoto, following the completion of a positive feasibility which yielded mineralized material totaling 5.53 million ounces at 5g/t as well as the start of mining, exploration continued on the delineation of the hanging wall and footwall zones and the underground extensions of the main mineralized zone. In addition drilling was also completed to infill gaps within the model, particularly along the north south iron structure in the south of the deposit as well as at the base of the reserve pit. Thirty-seven holes for 22,900 meters were completed in 2011.

The host rocks to the Gounkoto mineralization are a sequence of fine grained arkoses which have undergone a complex series of alteration events. The first phase is associated with metasomatic albite-ankerite alteration with minor silica. This alteration event prepares the host rock for mineralization. In localized areas of the deposit, early syn-mineralization tourmaline alteration is also observed. This is followed by magnetite-chlorite alteration. The former is then oxidized by hematite and associated with sulfide-gold mineralization. The last stage of lateration is a second phase of iron which pseudomorphs the sulfide minerals and causes a remobilization of gold.

More than 95% of the sulfide is pyrite with minor arsenopyrite and chalcopyrite. Gold tellurides are also present. Mineralization is bounded by a hanging wall shear and footwall mylonite. In the hanging wall there is a prominent limestone unit which is used as a marker horizon.

The mineralization at Gounkoto has now been intersected over a 1.9 kilometer strike length and down to a depth of 959 vertical meters. The geometry of the Gounkoto system varies along its length as well as down dip and variations in strike, dip and thickness are closely related to grade distribution. Structural intersections also played an essential role in focusing fluid flow and multiple plunging zones projected from the surface have been confirmed by deeper drilling especially in the Jog Zone which forms the principal potential for an underground project and is where the main zone of mineralization is offset across three structures, creating distinct lodes of mineralization.

Selective drill results from this zone intersected during the year include: GKDH288 – 6.8 meters at 10.84g/t from 495.9 meters; GKDH290 – 30.6 meters at 17.21g/t from 428.4 meters; GKDH323 – 1.7 meters at 30.54g/t from 341.5 meters; GKDH330 – 7 meters at 9.84g/t from 556 meters; GKDH351 – 55.5 meters at 5.81g/t from 668.8 meters including 8 meters at 22.22g/t from 668.8 meters; GKDH353 –12.2 meters at 6.46g/t from 721.95 meters; and GKDH352 – 15.5 meters at 6.07g/t from 532.8 meters including 9.4 meters at 10g/t from 537.1 meters.

At depth, a brittle fault limits the down dip extension of the high grade mineralization which appears to have been down thrown to the south. A model is being developed to predict the offset and design follow-up holes to be completed during 2012.

In addition, a Phase 1 program of widely spaced deep holes was drilled below the base of the block model to a maximum depth of 959 vertical meters below surface. All the holes intersected the Gounkoto hydrothermal system but in general gold assay results returned intersections of less than 1g/t.

However, to the north of the deposit, deep holes intersected broad zones of low grade mineralization: GKDH292 – 86.1 meters at 1.12g/t from 704 meters; and GKDH298 – 47.5 meters at 1.46g/t from 429 meters suggesting that mineralization may be opening up and could represent important vectors into new higher grade lodes at depth. Further modeling will follow-up this area in 2012.

The underground project will be progressed to prefeasibility stage over the next 18 months. At the same time further upside both down dip and along strike will be tested.

Gounkoto region

The Gounkoto mining permit, which represents the southern half of the old Loulo permit, is developing into a new, significantly mineralized district. Ongoing work returned good drill intersections at Toronto South, further defining a deep zone of mineralization with strike continuity over 400 meters: FRDH012 – 16 meters at 2.41g/t from 211 meters; and FRDH018 – 24 meters at 2.17g/t from 219 meters and 19.6 meters at 3.36g/t from 264.1 meters. Interpretations suggest the mineralization is associated with a blind fold which is not exposed at surface. To the north of Gounkoto, hole FRDH020 returned 3.5 meters at 5.57g/t from 133.5 meters associated with massive pyrite and tourmalinised greywacke. At P64, 300 meters to the northwest of Gounkoto where mineralization is hosted in a tourmalinized greywacke with weak chlorite alteration over a strike length of 145 meters, 21 holes were completed for 1,867 meters drilled over three different mineralized zones. The drilling intersected mineralization located within a fold hinge in the Central Zone which plunges to the southwest and is open downplunge offering further upside to the target. The weighted average grade of the intersections returned 26.5 meters at 1.6g/t. We plan to follow-up this target in 2012.

Two kilometers to the southeast of Gounkoto is Faraba where in 2011 four holes were drilled to infill gaps within the block model and twin old RC holes to provide additional statistical data for the conversion of inferred resources to measured and indicated.

Results from this work returned a close correlation with the results from previous RC drilling and infill holes confirmed the continuity of the mineralization within the $1,500 pit shell where an inferred resource of 355,000 ounces at 2.11g/t has been estimated using input costs to truck the ore to Loulo. Two holes returned a newly identified broad zone of footwall mineralization: FADH 177 – 91 meters at 1.53g/t from 232 meters; and FATWDH04 – 39.5 meters at 1.3g/t from 187.8 meters. This represents an opportunity for further targeting. Mineralization at Faraba locates where the north south striking shear system intersects favorable coarse grained lithological layers. The resulting mineralization occurs as sub-horizontal to gently plunging shoots with blade-like morphology.

The Faraba target locates along a five kilometer anomalous corridor and we plan further work to evaluate this structure during 2012.

MALI SOUTH

In line with its policy of partnering with local stakeholders, we concluded the Nimissila joint venture which covers a groundholding to the immediate south of Bougouni in the centre of the Mali South area and involves three permits totaling 670km²: Nimissila (270km²), Bogo (150km²) and Madina (250km²). This ground is contiguous with our Dinfola permit.

It is associated with the intersection of a northeast belt parallel structure and a northwest transfer fault. Geologically the area is underlain by biotite rich sediments which are often shallow dipping with numerous small stocks and bosses of granodiorite and shows similarities to the setting of the Morila mine. The geological model is one of intrusion related gold. It is an area that has seen no modern exploration with the only previous work being regional soil sampling completed 30 years ago.

A new regional soil sampling program has been completed. The results identify seven regional anomalies with gold values above 20 parts per billion (ppb). Multi-element data is pending and this will be integrated with the gold results to prioritize areas for follow-up geochemistry in 2012.

Senegal

MASSAWA

The Massawa gold project locates within the Kounemba permit in Eastern Senegal which geologically lies within the 150 kilometer long Mako greenstone belt. The Mako greenstone belt comprises mafic-ultramafic and felsic volcanic rocks intruded by granitoids. A regional crustal scale shear zone, the Main Transcurrent Shear Zone (MTZ) with a northeast-southwest trend, exploits the lithological contact between the Mako and the Dialé-Daléma Supergroups and is the host structure to mineralization at Massawa.

At Massawa, a total strike length of 8.5 kilometers has been drilled, but only a 4 kilometer portion of this has been evaluated for the present mineral resource modeling and has been drill tested to a 50 meter by 50 meter spacing to vertical depths of 640 meters There are two main zones of mineralization, Northern and Central. They are part of the same northeast trending mineralized structure, which has been offset by north south belt discordant structures. Geological logging of core and interpretation confirms that the mineralized system occurs at a volcanic/sedimentary contact, where a prominent and continuous lapilli tuff sequence acts as a marker horizon. The average bedding strikes 020 degrees and dips 60 to 76 degrees to the west. Graded-bedding is common and suggests the sequence is overturned. The host sequences have been intruded by felsic dykes, gabbros and granitic bodies, particularly in the Central area. Mineralization is hosted in a variety of rocks including: greywackes, volcaniclastics and both mafic (gabbros) and felsic intrusives. The mineralized system is however structurally controlled and deformation is essentially brittleductile. The alteration assemblage is composed of sericite, silica, carbonate, pyrite and arsenopyrite. Gold mineralization formed in two phases: an early phase was composed of fine disseminated pyrite and arsenopyrite while the later stage is a shallow level gold system where quartz-stibnite and a large range of antimony bearing minerals host coarse native gold.

Metallurgical results have confirmed that the Massawa deposit is of a refractory nature with sub-microscopic and invisible gold locked up in the crystal lattice of arsenopyrite. No drilling was completed on the deposit in 2011 to allow time for the full evaluation of the metallurgy and development strategies. Exploration has concentrated on the evaluation of satellite deposits to provide 2 million ounces of non-refractory material to supplement the ore feed from Massawa.

Satellite targets

A Geographic Information Systems (GIS) prospectivity analysis was completed for the Mako Belt. The analysis was based on the current model for Massawa which includes lithological units of contrasting competencies along a major fluid pathway such as the MTZ. Several other such fluid pathways were identified using the airborne geophysical electromagnetic data. The exercise delineated several new untested targets, three of which ranked very highly.

RC drilling was completed towards the end of 2010 and the beginning of 2011 over the priority targets of Sofia, Delya, Bakan Corridor, Bambaraya and Kawsara. The modeling of geology, structure, alteration and gold assay results identified the potential for 3 million ounces but at a low grade of 0.87g/t. Preliminary metallurgical bottle roll testwork returned good recoveries in the range of 75% to 97%, apart from Delya which returned 40% and has a similar refractory nature to Massawa. While the grade is low the results support the prospectivity of the region.

Subsequently a Rotary Air Blast (RAB) program was completed on the next level of targets in the resource triangle: Sofia South, Manja, Galama, Sira and Makana East.

Sofia South

Located within the Sabodala corridor 10 kilometers west of Massawa, Sofia South is the southern extension of the Sofia target. It is defined by a plus 3.5 kilometer long discontinuous northeast trending soil anomaly with values up to 1,000ppb. The geology is composed of andesitic tuff, volcano sediments, felsic intrusives and deformed and altered gabbro with disseminated pyrite. Four widely spaced (800 to 1,400 meters) RAB lines totaling 4,160 meters were completed to follow the southern continuity of the Sofia main structure. Gold assay results returned encouraging intersections: SSRAB008 – 27 meters at 3.86g/t including 3 meters at 28.8g/t; SSRAB009 – 27 meters at 0.28g/t; SSRAB011 – 12 meters at 0.23g/t; and SSRAB045 – 6 meters at 1.48g/t including 3 meters at 2.85g/t. Follow-up drilling will be completed in 2012.

Manja

Manja is located in the north south Sabodala corridor 14 kilometers northwest of Massawa and approximately 13 kilometers southeast of Sabodala mine. An anomalous structural pattern characterized by northeast structures interplaying with north south and northwest structures, it is host to a 5 kilometer by 4 kilometer plus 50ppb gold in soil anomaly. Five RAB lines were completed over a 2.2 kilometer strike length. The lithologies intersected include gossanous tuffs intercalated with mafic volcanic units which have been intruded by felsic dykes. The RAB drill results outline a broad altered and low grade anomalous zone including: MJRAB011 – 18 meters at 0.55g/t; MJRAB74 – 12 meters at 0.57g/t; MJRAB75 – 39 meters at 0.21g/t; MJRAB76 – 33 meters at 0.23g/t; and MJRAB77 – 36 meters at 0.20g/t.

In the final quarter of 2011 a further phase of 7,000 meters of RAB drilling was completed testing four targets along the MTZ.

Samina

Samina locates in the 10 kilometer long corridor between Massawa and Delya along the MTZ. Soil sampling defined several northeast trending gold in soil anomalies. The main trend coincides with the Massawa structure (2.6 kilometers long) to the west and with the Delya structure (2 kilometers long) to the east. The target is underlain by a large package of volcaniclastics and andesitic tuffs intruded by gabbro in the west and silicified rocks (chert) and gossan bands in the east which correlate with the soil anomaly on the Delya structure. Detailed geological and structural mapping combined with a rock sampling has been completed. Phase 1 RAB drilling has started with 10 RAB lines spaced 0.5 to 1 kilometer apart for 2,700 meters. Gold assay results are pending.

Kaya-Kaldou corridor

Kaya-Kaldou forms a 9.5 kilometer long corridor along the MTZ and hosts a strong linear gold in soil anomaly of plus 50ppb that is so far untested by drilling. A detailed geological and structural map has been completed and highlights a wide package of volcaniclastics to the west and greywackes alternating with pelites to the east, a setting similar to that of Massawa.

Phase 1 RAB drilling was completed by the end of 2011 with a total of 3,700 meters drilled over five lines. Gold assay results outline two parallel, broad anomalous envelopes in the grade range of 0.2g/t to 1g/t between 30 and 100 meters within the volcaniclastics package. These results are being integrated with the geological and structural interpretation to vector into potential targets for follow-up work. No anomalism was recorded from the contact with the sediments.

Saraba

Saraba is a four kilometer long target featuring a 30ppb gold in soil anomaly located to the east of Kawsara and four kilometers south of Massawa. It was defined following generative work which indicated that previous studies had only tested the volcaniclastic package to the west, while the major contact between the volcaniclastics and sediments (host of both Massawa and Delya) remained untested.

A RAB program of 2,000 meters was completed to test the lithological contact and coincident soil anomaly. Gold assay results confirm a bedrock source to the soil anomalism as a geological model, with the grade averaging 0.5g/t and a best intersection of 6 meters at 3.96g/t. Follow-up work in 2012 will vector into modeled geological as well as structural targets within the four kilometer strike.

Regional potential

Along with the RAB program, the resource triangle was reviewed to focus on the potential for a non-refractory deposit for the Massawa project. These include East Mandinka, a large geochemical anomaly along the northern part of the MTZ, and KB in the Mako Belt. Other targets being reviewed within the belt are Nouma, Missira, Soma, Mariama, KC South and Rheina.

Côte d’Ivoire

With the commissioning of the Tongon mine, the exploration focus shifted to the evaluation of satellite targets and the discovery of potential stand-alone targets within the company’s extensive permit portfolio countrywide.

TONGON MINE LEASE (NIELLE PERMIT)

Drill programs, including 111 RC holes for 10,983 meters on the near mine targets of Tongon West, Sekala, Seydou and Jubula have defined a geological potential of 480,000 ounces at 1.48g/t with an average strip ratio of 8:1. Geological models have been compiled to allow block models and pit optimizations to be calculated.

A phase of deep diamond drilling (five holes) was completed below the base of the Southern Zone $1,200 resource pit to test for possible extensions of the mineralized lodes. All holes intersected the hydrothermal system but the structures hosting mineralization were narrow and weakly altered. The best results include TND357 – 10 meters at 1.99g/t and TND358 – 20 meters at 1.44g/t. Mineralization is associated with brecciated zones with silicification and arsenopyrite.

A detailed analysis of the Tongon lease resource triangle was completed to highlight untested areas of prospectivity both within a 15 kilometer radius of the plant and throughout the Nielle permit.

By reviewing the updated regional geology, new soil geochemistry and airborne geophysical electromagnetic and magnetic data and combining this with previous work, 10 new targets have been identified and will be the focus of work during 2012, providing further exploration opportunities for both the Tongon mine and for expanding our footprint in northern Côte d’Ivoire.

DIOUALA

The Diouala permit locates directly north of Nielle and consolidates our groundholding on the Senoufo Belt up to the international border with Burkina Faso. Exploration work has progressed rapidly through the year following the airborne geophysical survey in 2010.

In the east of the permit, following regional and detailed soil sampling together with regolith and geological mapping, a first phase of air core drilling was completed to test the Dabokiri target, located in the 25 kilometer long Kokoriko-Satolo structural corridor. This reconnaissance drilling targeted the lithological contacts, dilational zones and belt margin structures that coincide with soil anomalies. A total of 173 holes for 6,265 meters was completed. The lithologies intersected include sheared and quartz veined andesite, argillite/shale, granite/granodiorite and diorite. Common alteration phases are limonite, silica, sericite and biotite. Although the results are only anomalous in gold 0.1g/t to 0.8g/t, the objective at this stage is to identify a continuous zone of anomalism in which follow-up work programs can be built.

While integrating drill results from the air core program, work will progress on the unexplored targets identified within the permit. These targets lie on the continuation of structures which host the Nogbele, Stinger and Ouahiri deposits of the Banfora project in Burkina Faso.

In the west, regional sampling highlighted an eight kilometer long north south to northeast trending, plus 25ppb gold in soil anomaly which constitutes the new Fargolo target. This locates at the contact between granite and volcanics. In the north of the permit, the Ouahri South target is coincident with a five kilometer long, north-northeast trending, plus 25ppb gold in soil anomaly. Follow-up work is still required on these targets.

Regional soil sampling over the Nafoungolo target (locating over the Nogbele granite, west of the Oleo shear) highlighted a northeast trending anomaly over an eight kilometer strike which has been followed up with detailed soil sampling. This trend continues across the border into Burkina Faso, where it meets the Nogbele target which hosts 1.2 million ounces at 2.2g/t within the Nogbele granite.

BOUNDIALI

The Boundiali permit covers 1,314km² and locates approximately 60 kilometers west of Nielle and is host to numerous gold in soil anomalies. No work has been done here since 2009 but in the fourth quarter of 2011 field activities were resumed, firstly by way of a reintroduction to the local authorities and population. This was followed by a general reconnaissance of the permit geology and known targets before a mapping program was initiated. The identification of four anomalous corridors will be the focus of follow-up work in 2012.

REGIONAL PERMITS

We have a further four permits in northern Côte d’Ivoire totaling 1,900km²: Dabakala, Mankono, Tiorotieri and Koussai Datekro, where exploration will start in 2012.

Democratic Republic of Congo

KIBALI

Since the acquisition of Kibali two years ago, exploration has significantly advanced the geological understanding of the project. A well-balanced resource triangle has been developed on the back of a robust geological model with targets being progressed at all levels. During 2011 a strategic decision was made to restructure the exploration department to create dedicated brownfields and greenfields exploration teams, ensuring that while the feasibility work and testing of extensions to known deposits continues, the prospectivity of the greater permit area is also being evaluated, thus providing the opportunity for the discovery of further world-class gold deposits in the region.

Brownfields exploration

The main KCD deposit of the Kibali project is hosted along a reactivated thrust plane which creates northeast plunging lodes of mineralization. In 2011 drilling connected the Sessengue deposit to KCD and confirmed more than two kilometers of continuous mineralization: DDD472 – 14.80 meters at 4.18g/t; DDD475 – 25.95 meters at 4.28g/t; DDD484 – 29.70 meters at 3.92g/t; and DDD485 – 39.60 meters 6.65g/t. Additionally the first deep hole DDD532 (1,346 meters) has confirmed mineralization a further 450 meters down plunge from the existing blockmodel. Mineralization intersected within the 3000 lode returned 31.8 meters at 3.21g/t from 636.2 meters, including 15.8 meters at 5.32g/t from 636.2 meters, and in the upper 5000 lode 4 meters at 8.95g/t from 744 meters were intersected. However, the lower 5000 and 9000 lodes were not intersected as the hole deviated at depth and missed the target. A second deep hole, DDD533, has subsequently confirmed the presence of the lower 5000 and 9000 lodes.

The geological model identifies the potential lateral continuation of the 9000 lode and a possible link between KCD and Gorumbwa. Two previous stratigraphic holes drilled between KCD and Gorumbwa returned encouraging results which indicated the possibility of extending the 9000 lode mineralization towards the Gorumbwa deposit: DDD456 – 7.5 meters at 1.64g/t from 504 meters; 7.75 meters at 4.34g/t including 2.2 meters at 13.25g/t from 529 meters and 3.8 meters at 1.16g/t from 549.7 meters; DDD457 – 4 meters at 4.75g/t from 450 meters and 2 meters at 4.56g/t from 790 meters. A program of five diamond holes for 3,980 meters has commenced to test this link as well as the extension of the 3000 lode especially at Durba Hill, where previously access was not possible due to presence of infrastructure owned by Sokimo. The program will initially test a one kilometer mineralized segment with holes spaced approximately 200 meters apart.

Drilling in the area formerly occupied by Lake Durba has confirmed continuity of mineralization over a 250 meter gap in the KCD resource model for the 3000 lode. Drill results include: DDD537 – 15 meters at 2.79g/t from 218 meters including 6.2 meters at 5.21g/t; DDD539 – 10 meters at 6.7g/t from 310 meters: DDD540 – 10.65 meters at 4.37g/t including 5.7 meters at 7.83g/t; and DDD541 – 26.15 meters at 3.56g/t from 149.85 meters including 14.95 meters at 4.9g/t.

Within a 10 kilometer radius of the main Sessengue-KCD deposit there are a number of satellite deposits which are in reserve or have mineralized material potential calculated. There are also advanced targets which have seen only limited drilling. Both of these target types are considered to be a high priority as they have considerable upside, either having had very limited drilling or drilling only to shallow depths of less than 200 meters. These are Kombokolo, Gorumbwa, Pakaka, Pamao, Agbarabo, Megi, Marakeke, Mengu Hill, Mengu Village and Ndala where the global resource inventory is 5 million ounces at 2.2g/t.

Greenfields exploration

The known deposits of the Kibali project are hosted along a reactivated thrust plane which creates plunging lodes of mineralization as exemplified by the KCD deposit. The identification of a major northeast trending subvertical shear zone from the interpretation of geophysical data supported by field mapping, has provided a new exploration opportunity. The structure locates in the western part of the Kibali permit and transgresses the area for more than 30 kilometers causing offsets to the main lithological units, as well as acting as a conduit for intrusives and gold bearing fluids producing the coincident gold in soil anomaly. Two prioritized targets, Zambula in the south and Kalimva in the north, have been the focus of work during the second half of the year.

Zambula

Zambula locates approximately 15 kilometers to the southwest of the KCD deposit and is one of the strongest geochemical anomalies on the permit, orientating north south and measuring 5.5 kilometers long by up to 400 meters wide and with gold values up to plus 400ppb.

The target is underlain by a package of volcaniclastic and ironstones which locate along the western contact of the Watsa dome igneous complex. Along the strike of the anomaly there is a banded to massive chert unit characterized by alternating 1 to 5 centimeter bands of oxidized sulphide and silica-rich layers, locally interlayered with thin magnetite bands.

Work focused on the southern part of the anomaly with logging and sampling of old adits which confirmed that mineralization is controlled by open folds plunging moderately to the north and north-northeast. Horizontal channel sampling along ZBLA1 adit, perpendicular to strike, returned an intersection of 5.1 meters at 4.27g/t.

A first reconnaissance diamond drill hole was completed by year end, drilled below ZBLA1 adit. The hole intersected the volcaniclastic package and a 35 meter wide zone of banded magnetite and chert with sericite alteration and finely disseminated pyrite. The hanging wall is marked by a strong graphitic shear which also contains massive pyrite mineralization and corresponds to a north to north-northeast trending electromagnetic (EM) anomaly. Gold assay results returned 47 meters at 0.2g/t. The full 5.5 kilometer target is currently being assessed through mapping, lithosampling and trenching to plan additional reconnaissance drill holes.

Kalimva and Ikamva

The Kalimva target is situated 15 kilometers north of KCD, close to the Nzoro Road, and hosted three open pits during the early 1950s. Soil sampling results highlight gold peaking at 2,562ppb and the 100ppb soil contour delineates a north-northeast trend with plus two kilometer cumulative strike length and 250 meter average width. Lithosample assay results returned up to 13.6g/t and averaged 2.9g/t. Sokimo drill data returned narrow high grade intersections from the main zone: K300 – 3 meters at 22.0g/t from 38.63 meters; K301 – 4.39 meters at 12.5g/t from 45.99 meters; S12 – 1.5 meters at 8.6g/t; and S15 – 15 meters at 3.40g/t.

The stratigraphic sequence comprises magnetic ironstones, a volcano sedimentary unit (fine to medium grained tuff and volcaniclastic agglomerate) intercalated with sediments, mainly chert. Locally small bands of argillite are encountered within the tuffaceous units. Basalt occurs in the north eastern side and the contact with the volcano sedimentary package is marked by a highly deformed quartz feldspar porphyry intrusion to the east of Kalimva Village and may represent an old thrust plane.

Reconnaissance work at the Sokimo workings at Ikamva, one kilometer to the northwest of Kalimva, returned lithosamples of up to 4.5g/t, with three of the nine lithosamples taken being greater than 0.5g/t.

The aim is to complete interpretations and develop a geological model on which to base reconnaissance drilling in the first quarter of 2012.

Burkina Faso

In Burkina Faso generative work continued to consolidate a new portfolio of projects in the southwest of the country, on the border with Côte d’Ivoire. This will be the focus of the exploration program in the country in 2012.

Generative work and new business

Our exploration strategy, which is supported by a team of 70 geoscientists, is based on access to quality mineral rights and its ability to generate targets. In line with this, we plan to extend its Central African footprint to provide the opportunity for further discoveries. However, West Africa remains our principal region for exploration.

In addition to acquiring exploration permits in our own name, we continue to evaluate potential joint ventures with local businessmen as well as international mining companies. We also monitor the exploration activities of others with a view to identifying companies that offer acquisition or joint venture opportunities.

During 2011, we undertook geological expeditions to Uganda, South Sudan (Juba), North Sudan (Khartoum), Ethiopia, Egypt and Kenya while at the same time renewing relationships in Tanzania with the aim of identifying areas for future ground consolidation.

MINERAL RIGHTS AND ORE RESERVES

Table of mineral rights at December 31, 2011:

Country	Type	Area (km²)	Area (miles²)	Effective equity (%)
Mali
— Loulo	EP	263	101	80
— Gounkoto	EP	100	35	80
— Morila	EP	200	77	40
— Bena	EEP	16	6	80
— Dinfola	EEP	139	54	80
— Konyi	EEP	250	97	80
— Madina	EEP	250	97	90
— Nimissila	EEP	250	97	90
— Bogo	EEP	150	58	90
— Kola	EEP	150	58	46
Côte d’Ivoire
— Nielle	EP	751	290	89
— Boundiali	EEP	1,314	507	81
— Dabakala	EEP	191	74	81
— Dignago	EEP	1,000	386	81
— Apouasso	EEP	1,000	386	81
— Diaouala	EEP	977	377	81
— Mankono	EEP	704	272	81
— Tiorotieri	EEP	86	33	81
— Kouassi Datekro	EEP	922	356	81
Senegal
— Kanoumba	EEP	621	240	83
— Miko	EEP	84	32	83
— Dalema	EEP	301	116	83
— Tomboronkoto	EEP	225	87	83
— Bambadji	EEP	315	122	46
Burkina Faso
— Basgana	EP	250	97	81
— Bourou	EP	122	47	81
— Tanema	EP	247	95	81
— Yibogo	EP	247	95	81
— Nakomgo	EP	237	92	81
— Safoula	EP	249	96	81
— Dawaro	EP	250	97	81
— Tiakane	EP	196	76	81
DRC
— Kibali
— 11447	EP	227	88	45
— 11467	EP	249	96	45
— 11468	EP	46	18	45
— 11469	EP	92	36	45
— 11470	EP	31	12	45
— 11471	EP	113	44	45
— 11472	EP	85	33	45
— 5052	EP	302	117	45
— 5073	EP	399	154	45
— 5088	EP	292	113	45
TOTAL AREA		13,892	5,359

EP – Exploitation Permit

EEP – Exclusive Exploration Permit

Annual ore reserve declaration

At December 31,	Category	Tonnes (Mt) 2011	Tonnes (Mt) 2010	Grade (g/t) 2011	Grade (g/t) 2010	Gold (Moz) 2011	Gold (Moz) 2010	Attributable Gold (Moz) 2011	Attributable Gold (Moz) 2010
PROVEN AND PROBABLE RESERVES
Kibali								45%	45%
	Probable	78.62	74.32	4.04	4.21	10.21	10.05	4.59	4.52
Sub total	Proven and probable	78.62	74.32	4.04	4.21	10.21	10.05	4.59	4.52
Loulo								80%	80%
	Proven	2.83	4.54	2.58	2.98	0.23	0.43	0.19	0.35
	Probable	38.88	40.89	5.00	4.63	6.24	6.09	5.00	4.87
Sub total	Proven and probable	41.71	45.43	4.83	4.47	6.48	6.52	5.18	5.22
Gounkoto								80%	80%
	Proven	0.77	—	2.19	—	0.05	—	0.04	—
	Probable	16.19	17.11	5.19	5.10	2.70	2.80	2.16	2.24
Sub total	Proven and probable	16.96	17.11	5.06	5.10	2.76	2.80	2.21	2.24

Morila								40%	40%
	Proven	1.44	5.86	1.71	1.68	0.08	0.32	0.03	0.13
	Probable	6.68	6.69	1.14	1.14	0.24	0.24	0.10	0.10
Sub total	Proven and probable	8.12	12.55	1.24	1.39	0.32	0.56	0.13	0.22
								89%	89%
Tongon	Proven	0.89	0.42	1.68	1.93	0.05	0.03	0.04	0.02
	Probable	32.21	36.69	2.63	2.47	2.72	2.91	2.42	2.59
	Proven and probable	33.10	37.11	2.60	2.46	2.77	2.94	2.46	2.62
Massawa								83%	83%
	Probable	20.73	17.42	3.07	3.36	2.05	1.88	1.70	1.57
Sub total	Proven and probable	20.73	17.42	3.07	3.36	2.05	1.88	1.70	1.57
TOTAL RESERVES	Proven and probable	199.25	203.93	3.84	3.78	24.58	24.76	16.28	16.39

The reporting of Ore Reserves is in accordance with SEC Industry Guide 7.

Pit optimizations are carried out at a gold price of $1,000 per ounce, except for Tongon Northern Zone which is reported at $900 per ounce; underground reserves are also based on a gold price of $1,000 per ounce. Dilution and ore loss are incorporated into the calculation of reserves.

Addition of individual line items may not sum to sub totals because of rounding off to two decimal places.

Locality of the Loulo and Morila Mines in Mali

Mineral Rights and Permits

The following maps show the position of our current permits in West and Central Africa:

West Africa: location of mines and permits

N
Mali
Senegal
Burkina Faso
Côte d'Ivoire
Birimian
Exploration permit
SENEGAL
Loulo Mine
MALI
Bamako
Morila Mine
BURKINA FASO
Ouagadougou
Gounkoto Mine
Massawa Project
GUINEA
Tongon Mine
GHANA
COTE D'IVOIRE
Abidjan
Accra
0
500
Kilometers

Central Africa: location of mine

CENTRAL AFRICAN REPUBLIC
DRC
Kibali Development Project
CONGO
UGANDA
DEMOCRATIC REPUBLIC OF THE CONGO
Kinshasa
TANZANIA
ANGOLA
ZAMBIA
N
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

SOCIAL RESPONSIBILITY AND ENVIRONMENTAL SUSTAINABILITY

This section highlights the key sustainability challenges facing our business, how we are addressing them and some of our achievements in this field from 2011. Sustainability is of growing importance to all our stakeholders and we are committed to reporting what we do, as well as monitoring performance against both our values and internationally accepted sustainability standards including the 10 sustainable development principles of the International Council on Mining and Metals (ICMM), World Bank Operational Guidelines, OECD Convention on Combating Bribery, the Voluntary Principles on Security and Human Rights and the Dodd-Frank Act. Real consultation with employees, local communities, governments, NGOs and the investment community has played a vital role in guiding our progress to date and will continue to be the backbone of our future development. We welcome feedback and seek to expand our consultation and disclosure to our broader stakeholder community.

Transparent Governance

Our board is supported by a dedicated environmental and social committee which meets and reports to the board quarterly. This committee, which is chaired by our chief executive officer, has included our group general manager: evaluation, group general manager: human capital, group metallurgist and the general managers of each of our operations.

In 2012 we appointed a new general manager: sustainability who will have overall executive responsibility for implementing our sustainability policy and will also sit on the committee.

Incentivizing Sustainable Behavior

We recognize the importance of ensuring that we have the right incentives in place to motivate individuals to be responsible for sustainability issues, to hold them to account for the delivery of these, while also maintaining the personal responsibility and entrepreneurial characteristics that are so critical to our activities.

We recognize that the context within which we are operating is changing; we are a much bigger company than we were five years ago, the potential contribution that mining can make to sustainable development (social, environmental and economic) is widely recognized, and stakeholders are increasingly demanding in terms of what they expect of companies such as ourselves. Therefore, we have conducted a structured review of our performance against the frameworks provided by organizations such as FTSE4Good and the Global Reporting Initiative. A review of our sustainability report will be analyzed by the board in 2012 and will inform the ongoing development of our sustainability strategy to ensure our sustainability monitoring and reporting matches our effectiveness on the ground.

Stakeholder Engagement

We pride ourselves on our active and innovative stakeholder engagement program. Strong local relationships are one of the foundation stones on which the company has been built and we believe that active and meaningful engagement with all stakeholders is a crucial part of ensuring we are running our business in an optimal way. We have an active stakeholder engagement program which is customized to the needs of eight specific stakeholder groups. These are: shareholders, employees, the communities in which we operate, governments (national, regional and local), NGOs with an interest in our operations, trade unions, suppliers and contractors, and the media.

We communicate with all these stakeholders regularly and welcome transparency at the highest level. For example, our chief executive officer regularly meets with employees, government representatives, all main shareholders and attends local community meetings at each operation at least once every six months.

Economic Development

Our approach

Our philosophy of partnership with the African countries in which we operate means that all our projects are geared towards mutual benefits. As well as driving profits for the company and tax revenues for our host countries, our mining projects create a series of local economic benefits including employment, revenue for local businesses and funding for community development projects.

Our aim is to build capacity in the countries where we operate, and we hope we can play a part in kick-starting national economies using mineral wealth. We also understand the risks involved in African investments and all our projects are preceded by a qualitative assessment combining governance, geological prospectivity, commercial infrastructure, environmental and social as well as other potential country risks.

Where possible we work with governments and international agencies such as USAID to ensure that as much social tax proceeds as possible return to those local communities most affected by our mines. Our procurement policy is to form mutually beneficial relationships with the best local suppliers. This enables us to build trust on the ground and also learn more about the business culture of the countries where we are operating.

Our performance

Our policy of creating value for all stakeholders has translated during 2011 into more than $167 million in taxation and dividend payments or amounts payable to host governments (attributable portion), and more than $18.6 million in direct community investment (attributable portion). In Mali, where our oldest mines exist, we have now contributed more than $1 billion dollars to the Treasury through taxes and other payments. In the case of the Morila mine, the State of Mali has received almost twice as much as have either of the joint venture partners.

Wherever possible and feasible, we procure goods and services from local suppliers. By doing so, we stimulate the local economy. Our main supplier of hydrocarbons in Mali and Côte d’Ivoire is Ben & Co Holdings, which has become one of the biggest fuel delivery businesses in the region. In 2011, several small and medium size steel and tank manufacturers were identified within Côte d’Ivoire and use of these for sourcing construction materials is actively pursued. During 2011, Tongon spent $52.4 million or one out of each six dollars of its total costs on local suppliers of goods and services. Where local suppliers are not able to meet our needs we encourage international service providers to partner with leading African companies and pass on their expertise. We invited multinational supply chain managers to work with our logistics partners Multilog (formerly Afrilog) to train their employees in stock control mechanisms.

Developing Infrastructure

As a gold mining company, we are frequently the major catalysts behind some vital infrastructure projects in the countries where we operate. These include power stations, roads, electrical lines, water and sanitation. Improved infrastructure provides the necessary foundation to supply our mines as well as driving economic growth for local communities. Our strategy is to leverage the sustainable development benefits of these investments as much as possible. For example, a key focus for national energy policy in the DRC is the construction of hydroelectric power stations to provide power to our mines. These will increase access to sources of energy in the area in which we operate after years of armed conflict and civil unrest that made such access impossible. We are now investing $165 million to develop the 20MW Nzoro hydropower station adjacent to the Kibali River and other new power stations in the area. Taken together these developments will provide both a sustainable source of power for our mining activities as well as helping local agencies to provide a safe and reliable electricity supply for the local community.

Forging a pact with communities

Our approach

Our policy is to maximize local economic development by empowering local communities and to act with the highest ethical standards when managing issues such as grievances or resettlement requirements. We work with communities by supporting and participating in the development of elected local community development committees. We provide the funding and resourcing for these committees which allocate money and other resources to community development projects selected by the committee within a strategic framework set by our ‘sustainable development filter.’ Committee budgets are approved at mining company board level and these funds are entirely separate from payments to governments, such as the ‘Patent’ social tax, resettlement related compensation or medical care through our clinics. They are also complemented by charity fundraising events initiated by the company and joint ventures with charitable bodies such as the medical charities Doc to Dock and CURE.

Artisanal and small-scale mining

As a mining company, we are sensitive to the potential for community issues to appear due to tension between our operations and artisanal and small-scale miners (ASM). To mitigate the business risks from alienating the ASM community the company creates employment by its presence in the area and also invests in creating non-mining related alternative available livelihood activities such as agriculture. We also seek to build effective co-habitation partnerships with legal ASMs based on work close to, but not on, our permits. This has been particularly relevant this year to the Gounkoto and Kibali areas. We always try to find effective ways to manage the artisanal mining issue in compliance with national laws and best practice guidelines such as the IFC Guidelines. We do not purchase any gold from any ASMs.

Working with local communities

All our community activity is carried out with respect for the cultures, customs, values and heritage of local communities, including indigenous peoples. At the exploration stage, the exploration teams, the majority of whose members are citizens of the country where the team is operation, consider social issues in their research. At the pre-construction/construction stage in our projects we ask the communities to select representatives for a local community liaison committee (CLC). A public participation process (PPP) is launched and the CLC members are also taken on a visit to an operating mine, so they get a deep understanding of our proposed project. The CLC assists us with local recruitment of construction employees, our communications and other actions around our projects. When the project becomes a mine a new election is held and the CLC, changes its name and focus to the community development committee (CDC). The CDC prioritizes community development projects and decides how its own budget will be spent.

Members of a local community committee may include local authority leaders, village-level traditional leaders, representatives and delegates from women, youth and hunter associations alongside company representatives. Our general manager: human capital attends two community liaison/development committee meetings on each mine each year. Our CEO also holds mass meetings and takes every opportunity that presents itself to interact with communities, to underline our commitment to the local community and to hear feedback directly.

We provide a ‘sustainable development filter’ to help guide the CDC in selecting and prioritizing projects. This has the dual purpose of bringing projects in line with industry, national and international guidelines and focusing them around five main sustainability priorities: improving basic health, improving basic education, establishing food security, improving access to a potable water supply and creating non-mining employment opportunities.

Our performance

Our total spend on community development and related projects more than tripled this year to a total of $18.6 million (attributable portion). This came from our community development budgets, advantageous infrastructural development for the community and philanthropy. Some of the many individual projects supported by these funds in 2011 include the construction of school classrooms and donation of a generator to a secondary school in the Massawa area of Senegal, the creation of a market gardening program for women in Côte d’Ivoire and Western Mali, the building of clinics in Northern Côte d’Ivoire, the drilling of water boreholes for a number of villages in Southern and Western Mali, Democratic Republic of the Congo, Senegal and Northern Côte d’Ivoire. At more mature mines, such as Morila, emphasis has shifted towards local economic development schemes such as agriculture projects. In Sitikily, near the Loulo mine, we have also funded an initiative with USAID that enables one of their governance committees to work with the local mayor to ensure that as much as possible of the patent tax paid by the mine is returned to local communities.

Ongoing work at all our mines includes analysis on the feasibility of agribusiness. In particular we encourage each mine to form alliances with agricultural entrepreneurs and businesses to train local farmers to produce agricultural products. The local farmers then sell their produce to a central co-operative set-up on or close to our mines’ locations. When set up, the owners of the co-operative include the mine, the joint venture partners from formal agribusinesses and local entrepreneurs. The farmers, who supply the agribusiness with produce – such as honey, chicken, eggs and vegetables – will inherit the mining company’s share of the co-operative as part of our closure plan. The agribusiness also has the aim of increasing non-mine employment opportunities during the operation of the mine.

Grievance Mechanism

We have a grievance procedure in place at all our operations, that all members of the local communities can access if they believe that they have been unfairly treated or discriminated against. The procedure has been set up using guidance laid out by the IFC

Performance Standards and the Equator Principles. This process aims to maintain a peaceful social atmosphere in the case of a non-work related disagreement. A total of 395 grievances were registered at our five major sites through our grievance mechanism in 2011. In total, 97% of these grievances have now been resolved with the remaining 11 under review.

Resettlement

Our approach

The focus for our resettlement process is the ‘affected person.’ Transparent and two-way consultation is fundamental to our resettlement process and a public participation process (PPP) is the starting point for all our resettlement activity. PPPs use the locally elected community committees as a key mechanism for discussing options, alongside radio broadcasts, meetings with tribal and religious leaders and open forums attended by the chief executive officer. The results of the PPP are incorporated in a RAP which is also put forward for further consultation. Our policies are designed to maintain community structures wherever possible and ensure that we compensate fairly in mitigation for any adverse effects on the community where they cannot be avoided. On the ground in many of the places we work financial compensation is not considered best practice. In the vast majority of cases we have a policy of a ‘like for like’ asset replacement.

Our performance

In 2011, we spent an attributable $18 million ($41 million on a 100% basis) on RAP implementation. In all cases those people who were relocated moved to an improved socio-economic situation, while maintaining their neighborhood relationships in their new homes and farms. The Tongon resettlement process began in 2008 and, despite the complexities caused by the ongoing legacy of the recent civil war, the successful resettlement of more than 400 people, their extended families and agricultural land was completed in 2011. Relocations were focused around new hamlets located where good farmland was available. The Kibali RAP is the company’s biggest to date involving up to 17,000 people from more than 3,600 households. The two largest villages have now been successfully relocated. June 2011 saw the official opening of the new Kokiza resettlement, which will include over 4,000 brick houses, 20 schools, police stations, clinics, new gardens and several churches including a large Roman Catholic Church. At Gounkoto, we have completed the resettlement of all affected households and all affected farmers, the latter with assistance from the Keneiba Agricultural authority to choose alternative and productive fields to be prepared. The farmers were satisfactorily compensated if their harvests were affected and they were provided with fertilizer and seeds. The physical resettlement at Gounkoto includes the resettlement of Faraba hamlet (eight households) and the resettlement of a land owner from Segelani and the chief of Sansamba and their extended families to Sakola, with their full cooperation.

Human rights

Our approach

We recognize our responsibility to respect human rights by essentially doing ‘no harm’ to the individuals and groups within the sphere of impact of our mines. We do not see this as a passive responsibility, we recognize that it requires us to take positive steps to ensure our projects do not infringe on the enjoyment of rights in our areas of impact.

We identify any potential human rights issues at an early stage as part of the environmental and social impact assessments that we carry out on all projects. As projects develop we then put in place management structures to mitigate those risks.

It is our policy not to arm any security forces on our mines. Instead, we agree to legally binding contracts with the relevant local authorities that take into account the Universal Declaration of Human Rights and aim to ensure safety and security for any military or policing matters. We also include a human rights clause in our agreements with all suppliers. This binds them to comply with our ethics and our ‘zero tolerance’ anti-bribery policy. It also puts a legal duty on the supplier to ensure there is no child or forced labor within the supply chain. However, we recognize that in areas of weak governance, legal compliance based approaches cannot always guarantee that companies are fulfilling their responsibility to respect the full framework of fundamental rights. We therefore also provide relevant staff, including security personnel, with appropriate cultural and human rights training and guidance and where possible invite relevant agencies of the United Nations to conduct training.

We also work with partners in both the local and international community to raise awareness and education levels concerning fundamental human rights.

Our performance

Although our mines are located in relatively stable locations within each country, the fundamental protection of human rights for our employees and the communities in which we operate remains a challenge. The DRC remains an active conflict zone where the Lord’s Resistance Army and other militia operate and we have therefore fixed detailed and binding human rights agreements with the regional governor in the Haute Orientele area where the project is situated. This year security guards at the Kibali gold project as well as the Tongon received training from the human rights and child protection officers of either MONUC, the United Nations Organization Mission in the DRC and ONUCI, the UN operation in Côte d’Ivoire, respectively. Plans have been prepared for the remainder of the security personnel in the group to receive human rights training in 2012 and Loulo and Morila have drawn up training plans using ONUCI training material. From 2012 on, human rights appreciation training will be incorporated into induction training for all employees.

Human Resources Report

Our approach

Our human resources management framework is designed to provide a workforce that has the skills, flexibility and diversity to meet the company’s current and future business needs in West and Central Africa. Our policy is to recruit local people and then to develop their potential through learning opportunities and effective performance management. The process for each employee starts with psychometric testing during the recruitment process and is then constantly measured and managed through regular performance assessments. Our human resources operational teams at each site ensure that all people management issues are dealt with effectively and in accordance with company policies. Our recruitment policy prioritizes local community members and host country citizens and if the required skills are not locally available, we seek to fill positions from elsewhere within Africa if possible.

Our performance

Staff levels increased in 2011, reflecting the increase of activity at the Loulo and Kibali sites. By the end of 2011, we employed a total of 1,406 operational staff. Of these, 92% were nationals i.e. employees from the country of operation. Among senior positions, 75% are occupied by nationals. As part of an ongoing assessment of staffing needs at the Morila and Loulo mines, 79 employees were let go this year. All attempts were made to relocate these employees to other operations.

At December 31, 2011	Group Staff		People working for sub-contractors		Total
	Expats	Nationals	Expats	Nationals
Gounkoto	2	10	2	1,053	1,067
Morila	13	311	7	358	689
Loulo	68	453	169	2,055	2,745
Tongon	28	382	47	1,108	1,565
Kibali	16	123	20	1,585	1,744

Total operations	127	1,279	245	6,159	7,810

Corporate, capital and exploration	43	285	—	—	328

Total	170	1,564	245	6,159	8,138

Industrial relations

Our belief in real partnership means we welcome the role of unions and representative committees at all our operations. We believe this strengthens our ‘pact with labor’. Our entire operational workforce (100%) are members of trade unions and local mine shop stewards are present in quarterly board meetings and regular management meetings.

This year we have given particular focus to improving communications with unions and this has shown positive results on the operations where meetings with representative bodies were held on a scheduled and systematic basis.

The industrial relations climate at all our operations was calm this year with no strikes or lock-outs exceeding one week’s duration. In 2011, two days of industrial action occurred at Tongon where the union embarked on an illegal stay-away in spite of all national and regional labor authorities opposing the strike action. Employees slowly returned to work during the strike action as greater numbers became aware of the illegality of their actions. Other reportable incidents in 2011 include three strikes among sub-contractors at Kibali and a two-hour stoppage at Loulo.

Training and Education

Our approach

We work in remote areas where access to formal education and experience of industry is often limited. As our emphasis is on the recruitment of local people who are affected by our operations, this means that we have to do a lot more training than many of our competitors who do not operate in such remote areas. Our training and development strategies are therefore vital and have to be unique to prepare all employees for both their current and future roles. At the outset we select people to work with us by using a variety of selection tools, including a learning ability battery to assess the learning ability of illiterate job seekers.

For new mines being developed, training at the outset consists of ‘shadow skills training’. This involves employees of new mines moving to an existing mine for a period to learn the ropes from experienced operators. This shadow skills training is reinforced on the trainee’s own mine during commissioning, when the trainee receives coaching from trained operators who come from an existing mine, to do this follow-up training, prior to the start-up of production. Supervisory, technical and management training and development are delivered by a mixture of action learning, i.e., on-the-job structured training and formal training courses held both on site and externally.

World class specialists are often used to assist the company with technical problems. When these specialists are on site we ask them to also undertake training for our technical staff as part of their time commitments. Finally, we have specialist training consultants based at every mine site. Every employee can have a say in the training and development gaps they perceive they have. Their opinions on this are captured as part of the annual ‘performance appraisal’ exercise. We sponsor major development courses through a series of scholarships and other funding mechanisms appropriate to the development being undertaken.

Our performance

We practice a culture of constant learning and we encourage both our ‘semi-skilled’ and ‘skilled’ employees to engage in formal and informal training whenever possible. This is a fundamental part of our approach to managing our workforce and because the majority of our workforce is undergoing training and development of some sort at any one time, it makes total levels of training difficult to quantify.

We manage numerous formal training interventions across all our operations. These include cyanide safety, hazardous substances, first aid, metallurgy processes, community development, engineering maintenance, electrical and mechanical practice, air conditioner repair, occupational health, computer literacy, supervision, electrical competency, union capacity-building and business understanding for employee representatives. These formal training courses were attended by 421 employees in 2011.

As part of our commitment to local skills development over the long term we are also working with partners to help establish the African School of Mines (ASM), based in Bamako, the capital of Mali. The facility will help train West and Sub-Saharan African students in the technical skills needed to satisfy the increasingly high-skills demands of the mining industry in Africa. As part of our wider commitment to raising educational standards in the countries where we operate we also regularly invite lecturers and students from local universities and technical colleges onto the mine sites for study purposes.

Safety

Our approach

Safety is a key business risk and a priority for all our operations. Our goal is to operate a serious-injury and fatality-free business and we are committed to providing the safest possible working environment for our employees. Our health and safety policies are the same for both contractors and our employees. This year, we have linked safety performance to remuneration policies at the highest level. In 2011, a 10% target in reducing the Lost Time Injury Frequency Rate (LTIFR) was set and, again in 2012, a further 10% reduction is targeted.

The heart of our safety policy is personal responsibility. We believe that all individuals must take ownership and accountability for creating a safe environment and not leave it to a safety officer. Employees are also free to refuse to do something without reprimand if they think it’s unsafe and are encouraged to challenge supervisors or middle managers on safety issues. Each worker also undergoes health and safety training modules, such as induction and cyanide training and has a ‘toolbox’ safety briefing every morning.

We use OHSAS 18001, the occupational health and safety management standards, as a guide for health and safety practices at our operations. Our Morila mine is compliant with OHSAS 18001, and we aim to have Tongon and Loulo certified as OHSAS 18001 compliant in 2012 and all our currently active mines compliant by 2013.

Our performance

We recognize that maintaining high safety standards and delivering on our safety goals is hugely challenging. All phases of a mine, whether it be design, construction, operations or closure, present challenges and high safety performance can only be achieved through a constant focus on improving management systems and controls, learning from those accidents and incidents that do occur, and ensuring that all employees take personal responsibility for their safety and that of their colleagues.

Despite all of our efforts, we did not achieve our goal of being a serious-injury and fatality-free business in 2011. Tragically, three employees lost their lives in workplace incidents: Batieba Doumbia, Gountoko hauling supervisor; Salif Sawadogo, a Gounkoto contractor; and Yeo Siriki, a contractor at the Tongon mine. We understand that fatalities can be described by statistics but cannot be understood by statistics, and we pass our condolences on to the families involved. Any fatality is unacceptable and we investigate each incident fully, report to the board and undertake remedial actions to improve safety systems. Two of the fatalities occurred on transportation routes outside of the mine while the third occurred when Mr. Siriki drowned in a dewatering sump in the Tongon open pit. Following this accident the safety committee on the mine has enforced the procedure for obtaining water from such dewatering holes and placed a rope and a safety float that employees must wear when loading their water carts.

In addition to the three fatalities, we also had 19 Lost Time injuries (LTIs) across the group’s operations (these are incidents where the individual involved is unable to perform his or her duties for at least one day).

Our operational safety data is presented in the table below:

Operational Safety Performance Overview*

	2011	2010
Total number of active mines or projects on which figures are based	4	3
Total number of employees and contractor staff	6,728	6,155
Total fatalities	3	1
Total Lost Time injuries#	19	27
Lost Time Injury Frequency Rate (LTIFR)+	1.29	1.75

*	Operations include Loulo, Morila and Tongon for 2010 and these plus Gounkoto in 2011.
#	Defined as injuries that occur in the execution of duties that mean the person is unable to perform those duties for at least one day.
+	LTIFR: Number of lost time injuries per million man-hours worked.

Given the year-to-year increase in the number of operational mines and the corresponding increase in the number of employees, we are pleased with our progress towards our safety goals. We are encouraged by the dramatic decrease in the number of shifts lost to injuries from 2010 to 2011 at the Tongon mine and with Morila mine’s major achievement of zero incidences of LTIs in 2011. The increase in the LTI number at Loulo is disappointing, and will be an area of focus in 2012. Management has implemented increased safety awareness programs across the Loulo operation to counter the negative trend. The increase in construction activity and workers at the Kibali project resulted in a rise in LTIs year on year. However, here too the LTIFR decreased from 2010 to 2011 and as the year progressed a concerted safety drive led to an improvement in the safety statistics.

In 2011, we incurred no safety fines or prosecutions.

Occupational and Community Health

Our approach

Our group wide occupational health policy identifies the potential health hazards that are common to a gold mine such as dust, lead, cyanide and noise. Our policy puts in place critical steps for each mine to avoid the occupational diseases that may result. For example, to avoid saturnism from lead exposure each employee working in a lead process environment must undergo blood tests to ensure exposure limits of 1mg/m3 over eight hours have not been surpassed.

Our assessments of safe exposure levels are based on internationally recognized monitoring standards, including OHSAS 18001. To eliminate or minimize exposure to the hazards, we provide personal protective equipment and regular training and ensure that the materials and equipment to deal with traumatic, toxic and cardiovascular emergencies are in place and regularly checked. All employees must pass minimum standards of fitness in order for their job to be performed safely.

Our policies on community health are framed by the independent baseline study of health issues that we commission at the feasibility stage of our projects. This enables us to identify the most important local health issues, priorities needs and then to measure our contribution. It also ensures that no negative health trends already present before our arrival can be unjustly attributed to the company at a later date.

Clinics are established at every mine site and treat employees, employees’ dependants and people from the local communities. Our medical staff work in partnership with the host governments, the World Health Organization and local NGOs on a number of public health initiatives including inoculations against diseases such as polio, yellow fever and tetanus. We also run specific programs to combat HIV/AIDS and malaria which pose two of the main health risks to our workforce and local communities.

All group medical officers measure and report against a standardized set of occupational and community health indicators. We also collaborate with medical charities and local healthcare authorities to deliver crucial medical equipment and supplies to village clinics in these areas.

Our Performance

The main occupational health issues include the potential for high levels of ambient dust in the air and poisons such as cyanide. We manage this by assessing the risks at each part of each site and identifying the need for protective equipment or for exposure reduction measures – such as wet screening to reduce dust levels near rock crushing equipment. All potential cyanide hazards and risks are highlighted in a risk assessment at each site and personnel protective equipment, training and signage is available and regularly tested as required by the Cyanide Code. We have had no health incidents related to cyanide this year.

Our clinics deal with both occupational and community health issues. In 2011 more than 78,600 medical consultations were held for workers and community members at our clinics. The clinic at Kibali treated more than 9,400 patients last year, while Loulo treated around 90 patients per day. Around a quarter of cases were related to local villagers or employees’ dependants, reinforcing the important service we provide to the wider communities of our workforce. We delivered inoculations against polio, tetanus and yellow fever and also offered our facilities and resources to allow UN agencies to carry out other vaccinations. We have also used mobile video units (MVUs) to help spread health education in an entertaining way and these have proved very popular – at Morila more than 1,000 villagers attended MVU sessions during one quarter.

Fighting Malaria and HIV/AIDS

We have taken a series of measures to combat both HIV/AIDS and malaria. We have worked in Africa for over 15 years and has become well acquainted with the difficulties of dealing with malaria. For example, we conduct an annual entomological survey at each site to determine the most effective insecticide to combat the disease. This year the survey showed a growing resistance by mosquitoes in some parts of West Africa to insecticides such as Deltamethrine and so we plan to switch to Carbamate in areas such as Loulo where malaria incidence rose this year. This site specific information feeds into our daily efforts against the disease including the distribution of impregnated mosquito nets and repellents, anti-mosquito spraying in a number of agricultural areas and malaria education programs at all our sites.

To combat the spread of HIV/AIDS we distribute condoms to employees and their families as well as provide free and confidential HIV testing, and run educational programs.

There is some evidence that these measures are contributing to positive outcomes. The incidence rate of malaria has dropped significantly at Morila this year from 26.69% in 2010 to 20.9%. The year under review also saw a downward trend in the reported incidence of new HIV cases. In the two mines where comparable data exists (Loulo and Morila), only 12 new cases were reported compared to 33 in 2010, with zero new cases at Morila. Although we recognize every new infection may not be reported, taken together with the increase in voluntary testing, this does suggest a positive downward trend in actual new infections.

Malaria is a bigger problem in the eastern DRC than in West Africa as it has a significantly longer wet season (nine months) than the four to five month wet season in the latter. Kibali, which is currently an early stage construction project, had a malaria incidence rate of 113.15 in 2011 and has started the implementation of malaria control measures with assistance from Professor Hunt and the Malaria Control Group at the University of the Witwatersrand in South Africa. The established mines are better set up to combat malaria than mine development sites and new mines. Tongon was a construction site for most of 2010 while Gounkoto was in construction in 2011.

As with all our business efforts, we see partnership as a vital part of implementing our health policy. We have helped to import $1.8 million worth of medical equipment in co-operation with medical charities such as CURE to the Wasta/Durba area of the DRC, $900,000 worth of medical equipment to Mali through the charity Doc to Dock and a further $1 million is being delivered to the Korhogo/M’bengue area of the northern Côte d’Ivoire.

We also work closely with NGOs such as CIDA and the United Nations on their HIV/AIDS prevention initiatives, making our mine facilities, medical staff and transport available.

Environmental Management

Our approach

We identify and assess the environmental issues that need to be managed using our baseline environmental impact assessments. These pinpoint the likely environmental impacts of our mines and inform our project planning, development and expansion. All the likely negative and positive environmental impacts are also communicated to local communities at an early stage as part of our public participation programs. As projects develop we create and continually update an environmental management system (EMS) to mitigate these impacts, and any others that may manifest during the course of our operations.

Our approach is guided by the IFC Performance Standards on Social and Environmental Sustainability. Two of our mines are currently certified to the internationally-recognized ISO 14001 environment management standard and both the Tongon and Gounkoto mines are due to achieve accreditation in 2012.

We categorize environmental incidents according to three levels across all sites and aim to reduce these every year. Our approach is one of continuous improvement and includes a significant focus on Class 3 (minor) incidents, as we have found they act as an early warning system to avoid larger incidents. We have also identified four areas that we consider the biggest environmental risks to the business: energy use, water management, land rehabilitation and waste management.

Our performance

We measure three levels of environmental incidents at operational mines:

•	Class 1 – Major incident resulting in death or injury of people or destruction of community property or husbandry.

•	Class 2 – Medium incident involving material disruption to production or uncontrolled release of contaminated effluent outside the boundary fence of the operation.

•	Class 3 – Minor incident involving controlled or uncontrolled release of effluent or pollutants within the boundary of the operation.

In 2011 there was no Class 1 incident. The majority of Class 2 and Class 3 incidents were reported at Loulo due to ongoing issues with the tailings pipeline and at Tongon which moved into operational phase this year. We received no fines for non-compliance with environmental laws and regulations in 2011.

Energy and Greenhouse gas (GHG) emissions

Our business is sensitive to variations in energy price and supply, which is why decreasing our energy consumption is a priority. We integrate climate-change related issues into the business control framework and have published a five year strategy to reduce normalized greenhouse gas emissions. Our strategy has set a target to reduce all greenhouse gas intensity emissions (both those emissions directly caused by our productions and energy we purchase) by 47% by 2015.

Our site-specific strategies to achieve this reduction are to run the Tongon mine on grid power, Kibali to be operational with at least 50% of power supplied by hydropower and Loulo to complete the capital program and migration to more fuel efficient generating machines. Morila is powered by fossil fuel power generation and was forecast to have ceased operations in 2013. The decision to extend Morila’s life beyond 2013 was made subsequent to the setting of the five year strategy and is likely to have a significant impact on this, given the relatively small number of mines in operation. The above target will be updated in the 2012 CDP due in May 2012.

Our greenhouse gas (GHG) reduction strategy has two central elements: greater use of energy efficiency measures and a move away from diesel generation to hydropower and grid power. We are also committed to transparency and participate in the Carbon Disclosure Project each year.

2011 brought the Tongon mine in the Côte d’Ivoire into full operation and we have been able to link this operation to the national grid which is gas and hydropower supported. We are also well advanced in ensuring the Kibali project will be able to use river hydropower schemes to meet 80% of energy requirements.

We have also taken considerable steps to improve our energy efficiency. Our energy use per tonne milled rose from 34.5kWh/t in 2010 to 34.8kWh/t in 2011 due to the start of fresh ore processing by year end. At Loulo mine, the transfer to more fuel efficient, medium speed generators and other energy efficiency measures reduced our diesel usage per kilowatt generated by 5.5% from 2009. Fuel efficiency has also been improved through better communication between the powerhouse and plant at Morila for when power is required.

Our total unverified GHG emissions for 2011, defined as the sum of onsite emissions were 435,000 tonnes of carbon dioxide equivalent (314,000 tonnes of carbon dioxide equivalent for 2010). The disclosure is currently undergoing independent verification and final verified numbers will be presented in the 2012 Carbon Disclosure Project. The increase in total carbon emissions reflects the growth of the company including the launch of operations at Gounkoto and increased tonnage production at Tongon in 2011. This increase in total emissions has been tempered by a continued decrease in emission intensity in 2011, in large part due to connecting the Tongon mine to the national grid, which is gas and hydropower supported. This year we reduced our rate to 39.08 tonnes of CO2 (or equivalent) per unit in 2011 from 44.28 tonnes per CO2 in 2009.

Water Use

Our water management policy is to maximize the use of recycled water for mining and processing and avoid or minimize adverse impacts in relation to discharges in the water. On our current operations we have a three year target to return 80% of grey water to our mine plants, and a five year target to return 85%. We strive to meet IFC guidelines on effluent discharge and are currently constructing additional handling facilities at the Gara and Yalea underground mines.

We are committed to minimizing seepage from tailings storage facilities (TSF). We outsource the management and construction of these facilities to a specialist company and employ an independent consulting engineer to ensure they are monitored at an optimal level. We have site-specific policies and systems to manage the procurement, transport, storage, use and disposal of cyanide and these are all implemented in accordance with the ‘Cyanide Code’ of the respected International Cyanide Management Institute.

In 2011 we continued to focus on maximizing the return of water from TSFs in an attempt to minimize the off-take of fresh water from the environment. All our operations withdraw fresh water from adjacent river systems, from purpose built water storage dams or from dewatering of mining operations. The amount of water we removed from the environment has increased this year due to the addition of the Tongon as well as Gounkoto operations to our portfolio. Water management plans are aimed at increasing the reuse of water whenever we can, and to return it to the environment meeting regulatory limits.

Our freshwater withdrawal increased by 67% to 12,251 million liters in 2011 and our water withdrawal per tonne milled from 0.93 to 1.10kl/tonne, due to the ramp-up at Tongon and increased throughput at Loulo and Morila. The focus in 2012 will be to stabilize the new operations and implement water management systems aimed at maximizing the reuse of water from the TSFs.

The operations are in the process of redefining and standardizing the water performance parameters. We will standardize the methodology used across all the operational mines to quantify their water use and impacts and to ensure that the approach is in accordance with current industry best practice. We are updating the detailed water balances for Tongon and the expanded Loulo operation and plan to reprocess the tailings material at Morila and deposit it in the pit, thus simplifying the current water balance at the mine.

Land

Mining companies have an unavoidably large footprint on the land on which they operate, however our aim is to contribute to the conservation of biodiversity over the lifecycle of our mines and to manage our landholdings effectively.

We manage this process by conducting baseline surveys at the feasibility stage and then taking an annual digital image of the mine using an Ikonos satellite. This allows us to monitor changes in vegetation cover and measure affected areas as a result of mining activities. We use that information as part of a policy of constant rehabilitation while the mine is operational, instead of leaving it until the mine’s closure. Unused roads, for example, can be removed and the land replanted while operations continue. This also makes sound financial sense. The information also informs closure plans, which are updated annually. Financial provision for the restoration of indigenous vegetation is set aside and audited independently each year, or whenever a major change to the mine plan occurs.

Morila is our most mature mine and mine life has been extended to 2021 with the incorporation of tailings treatment. Land rehabilitation of the open pit and mine waste dumps is already underway at the Morila site with more than 51 hectares of land rehabilitated on the site this year and a further 44 hectares planned for 2012. All sites have a nursery growing indigenous trees, suitable for replanting disturbed areas and local communities are encouraged to get involved by asking schools to plant saplings which we provide. More than 6,000 trees have been planted on the Morila and Loulo sites alone this year. Our mining concessions cover a total area of 315,900 hectares of which 5,624 hectares (1.78%) have been disturbed and require rehabilitation.

There are no endangered species with habitats in areas affected by our mines. In 2011, the environmental impact assessments at Kibali discovered several aquatic species, including a type of puffer fish (Petraodon sp), that has not been previously scientifically documented. This, along with several other previously undescribed species, will undergo the lengthy process of confirming they are indeed new and then named. This has led to further work to successfully demonstrate that the species is not endangered by our activities. More groups of this species have now been found elsewhere in the region and we are delighted to have played a part in this discovery.

Waste Management

We aim to recycle as much waste material as possible. All our mines have waste management plans that cover the sorting and recycling of a range of materials. Sorting of domestic and metal waste takes place at all mines and often involves small community-based enterprises which are able to extract value from the waste generated. Hydrocarbon waste collection, primarily used oil, is outsourced to reputable service providers who remove the material from the sites.

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

PROPERTY

Our operational mining area is comprised of Morila operations of 200 square kilometers, the Loulo mining permit of 372 square kilometers and the Tongon project located within the 751 square kilometer Nielle exploitation permit. Our exploration permits are described under the subheading “Mineral Rights and Permits” in this report.

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

We sought to recover certain amounts from MDM, including advances of $10.7 million included in receivables as at December 31, 2010. Of this amount, $7 million was secured by performance bonds and the remainder was secured by various personal guarantees and other assets. In January 2009 and 2010, the liquidator declared and paid dividends of $1.6 million from the insolvent estate, leaving an outstanding balance of $10.7 million (stated net of an impairment provision of $1.3 million) as at December 31, 2010.

As part of our efforts to recoup the monies owed to us, MDM was put into liquidation on February 1, 2006, in connection with which the liquidators issued their report confirming that MDM’s liabilities exceeded its assets. During 2011, ahead of proceedings to recover monies owing to the insolvent estate, settlement negotiations took place resulting in payments to the liquidator totaling $6.4 million. These funds were paid by the liquidator to us. Following receipt of these funds a decision was taken to write off the sum of $3.2 million, being the balance owing in respect of the performance bonds. The sum of $1.1 million is currently owing and we believe this amount is recoverable in respect of legal actions still outstanding.

As at December 31, 2011, the group had received claims for various taxes from the State of Mali totaling $64.3 million, in respect of the Loulo and Morila mines. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for such disputes in Mali. Both companies have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable for the companies and allow for international arbitration in the event that a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue and believes this is achievable given the group’s experience in dealing with the State on similar issues, however, it may be necessary to arbitrate to resolve the disputes.

Other than as disclosed above we are not party to any material legal or arbitration proceedings, nor is any of our property the subject of pending material legal proceedings.

HEALTH AND SAFETY REGULATIONS

Mali

The primary laws, regulations and standards governing Safety and Health in our Malian operations are as follows:

•	Law 1992-020 Code du travail (the “Labor Code”);

•	Ordonnance No. 99-032 le code minier, Ordonnance 200-013 le code minier modifications 2000 (the “Mining Code”);

•	Decree No. 91-278 / PM-RM Approving the Establishment Agreement Covering Research and Mining in the Republic of Mali (the “Decree”)

•	Code de la Sécurité (INPS - Institut National de Prévoyance Sociale);

•	Sécurité Sociale du Mali (Social Security Code);

•	Convention Collective (National Collective Agreement for the Mining Industry).

Labor Code

The Labor Code provides generally for the following:

•	General provision for protection, prevention and hygiene,

•	Dangerous goods handling,

•	Employer responsibility regarding safety and health (implementation of safety system),

•	Labor inspector duty (control of employer safety system),

•	Injury notification to Labour Inspector within 48 hours,

•	Requirement to ensure medical service on site,

•	Medical leave (up to 12 months) and medical separation compensation, and

•	Establishment of a Joint Management and employees health and safety committee,

Mining Code

The Mining Code provides generally for an Occupational Health and Safety Committee (Joint management and employee safety committee), Personal Protective Equipment or PPE, safety guide, emergency procedure, means of education and sensitization, employees obligation regarding occupational health.

The Decree

The Decree provides generally for the following:

•	Must carry out research or mining work to ensure the safety and health of the public,

•

Must inform the local administrative authorities and the Director in the event of a fatal accident or serious injury or any natural phenomenon which may have an adverse effect on the safety of the area, the safety and hygiene of the personnel or conservation of the mine, neighboring mines or public roads, and

•

In the case of imminent danger or an accident, the local administrative authorities and the Director may requisition the necessary material and personnel to alleviate the danger, at the expense of the mining company.

Code de la Sécurité (INPS – Institut National de Prévoyance Sociale)

The Code de la Sécurité provides generally for the following:

•	Requirement to have medical service on work site for occupational health and primary health care purposes,

•	Requirement for pre-employment medical check,

•	Requirement for periodical medical check of employees,

•	Requirement for general hygiene (ablutions, change house, potable water, workplace)

•	Protection against injury, environmental pollutants, occupational disease),

•	Ergonomic conditions,

•	Notification of occupational disease to the employer by the occupational health practitioner,

•	Requirement for first aid training for one employee per section of work or shift,

•	Requirement for compensation in case of debilitating injury, occupational disease,

•	Requirement for notifying injury and or occupational disease to INPS/Labor inspection, and

•	Redeployment of employee following injury and/or occupational disease.

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

See “Social Responsibility and Environmental Sustainability.”

C. ORGANIZATIONAL STRUCTURE

The following table identifies our subsidiaries and joint ventures and our percentage ownership in each subsidiary or joint venture:

Countries of Incorporation Name of Company	% effective ownership
Jersey
Randgold Resources Limited	—
Randgold Resources (Burkina) Limited	100
Randgold Resources (Côte d’Ivoire) Limited	100
Randgold Resources (Kibali) Limited	100
Randgold Resources (Mali) Limited	100
Randgold Resources (Senegal) Limited	100
Randgold Resources (Somilo) Limited	100
Randgold Resources T1 Limited	100
Randgold Resources T2 Limited	100
Randgold Resources (Jersey) Limited	100
Randgold Resources (Gounkoto) Limited	100
Mining Investments (Jersey) Limited	100
Morila Limited	50
Moto (Jersey) 1 Limited	50
RAL 1 Limited	50
Kibali (Jersey) Limited	50
Kibali 2 (Jersey) Limited	50
Kibali Services Limited	50
Australia
Moto Goldmines Australia (Pty) Limited	50
Border Energy (Pty) Limited	50
Westmount Resources NL	50
Border Resources NL	50
Burkina Faso
Randgold Resources Burkina Faso SARL	100
Canada
Moto Goldmines Limited	50
0858065 B.C. Limited	50
Côte d’Ivoire
Randgold Resources (Côte d’Ivoire) SARL	100
Société des Mines de Tongon SA	89
Democratic Republic of Congo
Kibali Goldmines S.P.R.L.	45
Mali
Randgold Resources Mali SARL	100
Société des Mines de Morila SA	40
Société des Mines de Loulo SA	80
Kankou Moussa SARL	75
Société des Mines de Gounkoto SA	80
South Africa
Seven Bridges Trading 14 (Pty) Limited	100
Tanzania
Randgold Resources Tanzania (T) Limited	100
The Netherlands
Kibali Cooperatief UA	50
Uganda
Border Energy East Africa (Pty) Limited	50
United Kingdom
Randgold Resources (UK) Limited	100

D. PROPERTY, PLANT AND EQUIPMENT

For a discussion of our principal properties, including mining rights and permits, see “Item 4. Information on the Company – A. History and Development of the Company” and “Item 4. Information on the Company – B. Business Overview”. We have all material legal rights necessary to entitle us to exploit such deposits in respect of the Morila mine in Mali to April 2022, Loulo in Mali to 2029 and Tongon in Côte d’Ivoire to 2020 and Gounkoto to 2041.

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

General

We earn substantially all of our revenues in US dollars and a large proportion of our costs are denominated or based in US dollars. We also have South African Rand, Communauté Financière Africaine franc, Congolese franc and Pound Sterling denominated costs, which are primarily wages and material purchases. A large portion of our capital commitments for 2012 are denominated in South African Rand and Euros and relate to the Kibali project.

Impact of Malian, Côte d’Ivoire and DRC Economic and Political Environment

We are a Jersey incorporated company and are subject to income tax at a rate of zero percent in Jersey. Our current significant operations are located in Mali and Côte d’Ivoire and are therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Mali, Côte d’Ivoire and the DRC as discussed under “Item 3. Key Information – D. Risk Factors – Risks Relating to Our Operations”.

Impact of Favorable Tax Treaties

We are subject to corporate tax at a rate of zero percent in Jersey. Somilo SA benefited from a five year tax holiday until November 7, 2010. Tongon SA also benefits from a five year tax holiday in Cote d’Ivoire which commenced on December 1, 2010. The Gounkoto convention was signed in March 2012. In terms of this convention Gounkoto will enjoy an initial corporate tax exoneration of two years, with an opportunity to extend this to five years in the event of further investment such as an underground mine as discussed under “Item 3. Key Information – D. Risk Factors – Risks Relating to Our Operations”. The benefit of the tax holidays to the group was to increase its net profit by $116.9 million, $30.2 million and $26.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Under Malian tax law, income tax is based on the greater of 35% of taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue.

The Morila, Loulo, Tongon and Gounkoto operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2011, 2010 and 2009 respectively, for deduction against future mining income. Moto Goldmines Limited estimated non-capital tax losses carried forward amounted to $15.8 million (2010: $18.6 million) (2009: $20.4 million). No deferred tax asset is recognized given the uncertainty over utilization of the losses.

Revenues

Substantially all of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we have no control. See “Item 3. Key Information – D. Risk Factors – Risks Relating to Our Operations – The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold which in the past has fluctuated widely”.

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

Our Realized Gold Price

The following table sets out the average, high and low afternoon London Bullion Market fixing price of gold and our average US dollar realized gold price during the years ended December 31, 2011, 2010 and 2009.

	Year Ended December 31,
	2011		2010		2009
Average	1,572		1,224		972
High	1,895		1,421		1,213
Low	1,319		1,058		810
Average realized gold price	1,574	(1)	1,180	(1)	893	(1)

(1)	Our average realized gold price differs from the average gold price as a result of the timing of our gold deliveries and different realized prices achieved on the hedge book.

Costs and Expenses

Our operations currently comprise four operations. Mining operations at Loulo, Gounkoto and Tongon are being conducted by contractors and managed by the company. Morila is currently processing stockpiles only as mining ceased in April 2009. Milling operations are undertaken by the group’s own employees. Total cash costs in the year ended December 31, 2011 as defined by guidance issued by the Gold Institute made up approximately 80% of total costs and expenses and comprised mainly mining and milling costs, including labor and consumable stores costs. Consumable stores costs include diesel and reagent costs. Contractor costs represented 29% of total cash costs, with diesel and reagent costs making up 25% of total cash costs. Direct labor costs accounted for approximately 5% of total cash costs. For a definition of total cash costs, please refer to “Item 3 – Key Information.”

The price of diesel for the Loulo, Gounkoto, Morila and Tongon operations increased from 2010 to 2011. Should prices increase further, this could significantly impact total cash costs mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet. A significant portion of the costs at Loulo, Gounkoto and Morila are denominated in CFA, which has a fixed exchange rate to the Euro. Therefore, costs are exposed to fluctuations in the Euro/dollar exchange rate. The Euro/dollar exchange rate was higher in 2011, compared to 2010. The remainder of our total costs and expenses consists primarily of amortization and depreciation, exploration costs, exchange losses, interest expense and general administration or corporate charges.

Looking Forward

The 2011 year saw a dramatic step up in operational activities across the group, resulting in consolidated group production increasing by 58% to 696,023 ounces. Looking further ahead, the group continues to forecast a growing production profile over each of the next five years. In 2012, the group’s consolidated production forecast is estimated at 825,000 to 865,000 ounces, up 19% on 2011 at the lower end of the range. Grade and tonnes processed are expected to increase relatively steadily throughout the year and, as such, each successive quarter should be slightly higher than the previous one, with the biggest step anticipated from the first to the second quarter.

Management is targeting total cash costs per ounce for the group, after royalties, of under $650/oz for 2012, mainly due to a significant estimated increase in Loulo’s production contribution in 2012, assuming prevailing gold and oil prices and Euro/dollar exchange rates at the start of 2012, which have a significant impact on operating costs.

Continued growth in production over the following five years is forecast from increasing grades out of the Loulo/Gounkoto complex and with Kibali adding to production in 2014. Consequently, on the back of this forecast increase in grade, the group total cash costs based on current prevailing input cost parameters are forecast to reduce towards $500/oz to $550/oz range over the same period.

Given the company’s exploration success, exploration expenditure is expected to remain high in the coming year. Significant capital expenditure will also be incurred across the group as part of its planned growth in production, especially on the Kibali gold project in the DRC of approximately $330 million (attributable), and the ongoing development of the underground mines at Loulo where capital expenditure across the Loulo/Gounkoto complex is forecast at $270 million, including the Yalea South push-back. Residual and sustaining capital at Tongon is estimated at less than $20 million. Over the next two years, the group expects to make significant capital investments, especially at Kibali and Loulo, totalling just over $1 billion and while capital expenditure in 2012 is estimated to be $660 million, cash flows are expected to be more evenly balanced over the two years.

The company continues to maintain its focus on organic growth through discovery and development of world class orebodies, and has a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, management routinely reviews corporate and asset acquisition opportunities, focused on gold in Africa.

Critical Accounting Policies

Our significant accounting policies are more fully described in note 2 to our consolidated financial statements. Some of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. Refer to note 3 of our consolidated financial statements for disclosure of critical accounting estimates and judgments. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources. The audit committee considered and approved the key estimates and accounting policies.

Management believes the following critical accounting policies, among others, affect the more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance.

Joint Venture Accounting

We account for our investment in joint ventures by incorporating our proportionate share of the joint ventures’ assets, liabilities, income, expenses and cash flows in the consolidated financial statements under appropriate headings. Should this method of accounting not be permitted in the future, the results of each joint venture would need to be equity accounted. The adoption of IFRS 11 is likely to prohibit the use of proportionate consolidation. This would require the recognition in the consolidated statement of comprehensive income, on a separate line, of our share of the joint ventures’ profit or loss for the year. Our interest in the joint venture would be carried on the statement of financial position at an amount which would reflect our share of the net assets of the joint venture.

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

Exploration and evaluation costs

We expense all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realized, i.e. ‘probable’. While the criteria for concluding that an expenditure should be capitalized are always that the future economic benefit being realized is probable, the information that the directors use to make that determination depends on the level of exploration.

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

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized within mining and processing costs in the statement of comprehensive income.

Share-based payments

The fair value of the employee services received in exchange for the grant of options restricted shares, or participation in the group’s Co-Investment Plan recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or restricted shares determined at the grant date, including any market performance conditions and excluding the impact of any service and non-market performance vesting conditions (for example profitability, reserve growth targets and remaining an employee of the entity over a specified time period). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of shares that the employee will ultimately receive. This estimate is revised at each statement of financial position date and the difference is charged or credited to the Statement of Comprehensive Income, with a corresponding adjustment to equity. Market performance conditions are included in the fair value assumptions on the grant date with no subsequent adjustment. The proceeds received on exercise of the options net of any directly attributable transaction costs are credited to equity. When the options are exercised, the company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. Transfers are made between other reserves and share premium when options are exercised and shares vest.

Mineral properties

Mineral properties acquired are recognized at fair value at the acquisition date. Mineral properties are tested annually for impairment on the same basis that property, plant and equipment are when there is an indication of impairment. Mineral properties will be amortized on a units of production basis when the related mine commences production.

Recent accounting pronouncements

The group has adopted the following standards, amendments to standards and interpretations which are effective for the first time this year. The impact is shown below:

		Effective period commencing on or after	Impact on group
IAS 32	Amendment – Classification of Rights Issues	February 1, 2010	No
IFRS 1	Amendment – First time Adopters of IFRS 1	July 1, 2010	No
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010	No
IAS 24	Revised – Related Party Disclosures	January 1, 2011	Yes
IFRIC 14 Amendment	IAS 19 Limit on a Defined Benefit Asset	January 1, 2011	No
	Improvements to IFRSs (2010)	January 1, 2011	No

IAS 24: The revised standard provides a revised definition of a related party. The structure of definition of a related party has been simplified and inconsistencies eliminated. While adopted in the current year by the group, there has been no significant impact on the related party disclosures.

NEW STANDARDS AND INTERPRETATIONS NOT YET EFFECTIVE

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning after January 1, 2012 or later periods and which the group has decided not to adopt early when early adoption is available. These are:

Effective period commencing on or after
IFRS 7 Amendment – Transfer of Financial Assets	July 1, 2011
IFRS 1* Amendment – Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters	July 1, 2011
IAS 12* Amendment – Deferred Tax: Recovery of Underlying Assets	January 1, 2012
IAS 1* Amendment – Presentation of Items of Other Comprehensive Income	July 1, 2012
IFRS 9* Financial Instruments	January 1, 2015
IFRS 10* Consolidated Financial Statements	January 1, 2013
IFRS 11* Joint Arrangements	January 1, 2013
IFRS 12* Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13* Fair Value Measurement	January 1, 2013
IFRIC 20* Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013
IAS 27* Amendment – Separate Financial Statements	January 1, 2013
IAS 28* Amendment – Investments in Associates and Joint Ventures	January 1, 2013
IAS 19* Amendment – Employee Benefits	January 1, 2013
IFRS 7* Amendment – Disclosure, offsetting Financial Assets and Liabilities	January 1, 2013
IAS 32* Offsetting Financial Assets and Liabilities	January 1, 2014
IAS 1* Amendment – Government Loans	January 1, 2013

*	Not yet endorsed by the European Union.

The group is currently assessing the impact of these standards on the financial statements. Those anticipated to be of significance to the group are as follows:

•

IFRS 11 – The principle in IFRS 11 is that a party to a joint arrangement recognizes its rights and obligations arising from the arrangement rather than focusing on the legal form. The application of the principle results in the following:

•

Where the parties have rights to the assets and obligations for the liabilities relating to the arrangement, they are parties to joint operations. A joint operator accounts for assets, liabilities and corresponding revenues and expenses arising from the arrangement.

•

Where the parties have rights to the net assets of the arrangement, they are parties to a joint venture. A joint venture accounts for any investment in the arrangement using the equity method under IAS 28 Investments in Associates.

There will no longer be an option to use proportionate consolidation, which is the group’s current accounting policy and this will give rise to a significant change in the presentation of the group’s financial results. Refer to Note 11 for details of the group’s investment in joint ventures.

•

IFRS 12 – The new standard amends disclosures regarding interests in other entities including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The disclosures are intended to help users understand the judgments and assumptions made by a reporting entity when deciding how to classify its involvement with another entity; help users understand the interest that non-controlling interests have in consolidated entities; and help users assess the nature of the risks associated with interests in other entities.

The group anticipates changes to its disclosure as a result of this standard and is currently assessing the impact.

•

IFRIC 20 – This Interpretation applies to waste removal (stripping) costs that are incurred in surface mining activity, during the production phase of the mine (production stripping costs). The group’s current accounting policy is to treat such costs as variable production costs. IFRIC 20 requires that, to the extent that the benefit from the stripping activity is realized in the form of inventory produced, the directly attributable costs of that activity should be treated as ore stockpile inventory. To the extent that the benefit is the improved access to ore, the directly attributable costs should be treated as a non-current ‘stripping activity asset’, if the following criteria are met:

•	it is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;

•	the entity can identify the component of the ore body for which access has been improved; and

•	the costs relating to the improved access to that component can be measured reliably.

The stripping activity asset is initially measured at cost and is treated as an enhancement of an existing asset, not as an independent asset. Subsequently the stripping activity asset is accounted for in a manner consistent with that adopted for the asset it has enhanced and is depreciated on a units of production basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. The group intends to adopt this policy with effect from January 1, 2012. All stripping costs incurred since January 1, 2010 will be capitalized to the related asset in the relevant year as required by IFRIC 20. Total eligible stripping costs of $12.1 million were incurred in 2011 and will be capitalized. No other production phase stripping costs have been incurred since January 1, 2010. In line with IFRIC 20, our 2012 results will include a restatement of the 2011 year, with non-current assets and profit increasing by $12.1 million. The deferred tax effects are still being assessed. Amortization will start as that component of the orebody is mined.

A. OPERATING RESULTS

Our operating and financial review and prospects should be read in conjunction with our consolidated financial statements, accompanying notes thereto, and other financial information appearing elsewhere in this Annual Report.

Years Ended December 31, 2011 and 2010

Total revenue

Total revenues from gold sales (net of hedging contracts) for the year ended December 31, 2011 increased by $642.5 million, or 133%, from $484.6 million to $1,127.1 million. This is mainly due to a 74% increase in attributable gold sales from 413,262 ounces in 2010 to 718,762 ounces in 2011, mainly due to increased sales from Tongon and Gounkoto in 2011, compounded by a 33% increase in the average gold price received from $1,180/oz in 2010 to $1,574/oz in 2011.

Other Income

Other income of $4.4 million for the year ended December 31, 2011 compared to $22.6 million for the year ended December 31, 2010. Other income includes management fees in respect of Kibali and Morila. Other income in 2010 also includes a profit of $19.3 million in respect of the sale of 15.5 million Volta Resources shares.

Costs and Expenses

Total Cash Costs

The following table sets out our total ounces sold and total cash cost and production cost per ounce sold for the years ended December 31, 2011 and 2010:

	Year Ended December 31,
	2011		2010
	Ounces sold	$ Per Ounce	Ounces sold	$ Per Ounce
Morila (40% share) cash costs	99,454	782	95,443	669
Loulo (100% share) cash costs	209,631	1,009	313,121	712
Tongon (100% share) cash costs	271,922	557	4,698	459
Gounkoto (100% share) cash costs	137,755	536	—	—
Total ounces (sold)	718,762		413,262
Group total cash costs per ounce *		716		699
Total production costs per ounce under IFRS†		830		767

*	For a definition of cash costs, please see “Item 3. Key Information – A. Selected Financial Data”.
†	Total production cost includes total cash costs and also the depreciation and amortization cost which is discussed below.

Total cash costs for the year ended December 31, 2011 of $514.5 million increased by 78% from 2010, mainly due to the increased mining cost at Tongon where production started in the fourth quarter of 2010, as well as at Gounkoto, where production commenced in June 2011. Costs were further impacted by higher mining costs at the Loulo-Gounkoto complex due to increased open pit mining costs resulting from deepening pits and the Yalea pit pushback, revised underground mining rates and general cost increases, especially in diesel, as well as a higher euro/dollar exchange rate.

Royalties increased by $26.1 million, or 94%, to $53.8 million for the year ended December 31, 2011 from $27.7 million for the year ended December 31, 2010. The increased royalties reflect the higher average gold price received and increased production.

Other mining and processing costs comprise various expenses associated with providing on mine administration support services to the Morila, Loulo, Gounkoto and Tongon mines. These charges amounted to $70.3 million for the year ended December 31, 2011 and $20.6 million for the year ended December 31, 2010. The increase in other mining and processing costs also reflect the commencement of operations at the Tongon mine towards the end of 2010, as well as the start of mining at Gounkoto in 2011.

Depreciation and Amortization

Depreciation and amortization of $82.1 million for the year ended December 31, 2011 increased by 192% compared to the year ended December 31,2010. The increase in depreciation is the result of commencement of production at Tongon at the end of 2010, as well as the start of production at Gounkoto in the second quarter of 2011.

Exploration and Corporate Expenditure

Exploration and corporate expenditure was $43.9 million for the year ended December 31, 2011 and $47.2 million for the year ended December 31, 2010. Drilling programs continued on the company’s exploration targets, but a larger proportion of the exploration work was undertaken on feasibility stage projects including those at Kibali, Massawa, Loulo and Gounkoto, as such were capitalized to these projects.

Other expenses

Other expenses for the year ended December 31, 2011 of $10.9 million and $14.1 million for the year ended December 31, 2010 mainly comprised operational foreign exchange losses resulting from the settling of invoices in currencies other than US Dollar, as well as the translation of balances denominated in currencies such as Rand, Canadian Dollar, FCFA and Euro to the closing US Dollar rate.

Finance Income

Finance income amounts consist primarily of interest received on cash held at banks of $1.0 million and were consistent with the interest received in 2010 of $1.3 million.

Finance costs

Finance costs for the year ended December 31, 2011 were $3.6 million compared to finance costs for the year ended December 31, 2010 of $5.3 million. The decrease of $1.7 million is due to a $1.4 million reduction in the foreign exchange loss on financing activities included in the figure, as well as a $0.7 million reduction in interest paid year on year.

Income Tax Expense

The income tax expense amounted to $51.7 million for the year ended December 31, 2011 and $24.5 million for the year ended December 31, 2010. The increase in the tax expense is the result of the expiration of the Loulo tax exoneration period on November 7, 2010. Tongon SA benefits from a five year tax holiday in Cote d’Ivoire from December 1, 2010. Gounkoto benefits from a minimum two year tax holiday starting from first production in June 2011 with an opportunity to extend this to five years in the event of further investment. Under Malian tax law, income tax is based on the greater of 35% taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. Refer to note 4 in the consolidated financial statements for a reconciliation between implied tax on profits at statutory tax rates and actual tax charges.

Non-controlling interests

The non-controlling interests for the year ended December 31, 2011 represent the Malian government’s 20% share of the profits at Loulo since production commenced in November 2005, the Ivorian government’s 10% share and other outside shareholder’s 1% share of the profits at Tongon since production commenced in November 2010, Sokimo’s 5% share of Kibali, as well as the Malian government’s 20% share of the profits at Gounkoto since production commenced in June 2011. We have 45% interest in Kibali, but as we gross proportionally consolidate our interest, as at December 31, 2011 we recognized 50% of Kibali and a 5% non-controlling interest.

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

Other Income

Other income of $22.6 million for the year ended December 31, 2010 compared to $9 million for the year ended December 31, 2009. Other income includes a profit of $19.3 million (2009: $10.7 million) in respect of the sale of 15.5 million Volta Resources shares. The amount recognized in 2009 relates to the profit realized on the sale of the Kiaka project in Burkina Faso. Other income in 2009 also includes operating foreign exchange losses of $1.5 million.

Costs and Expenses

Total Cash Costs

The following table sets out our total ounces sold and total cash cost and production cost per ounce sold for the years ended December 31, 2010 and 2009:

	Year Ended December 31,
	2010		2009
	Ounces sold	$ Per Ounce	Ounces sold	$ Per Ounce
Morila (40% share) cash costs	95,443	669	136,664	480
Loulo (100% share) cash costs	313,121	712	349,660	525
Tongon (100% share) cash costs	4,698	459
Total ounces (sold)	413,262		486,324
Group total cash costs*		699		512
Total production costs per ounce under IFRS†		767		571

*	For a definition of cash costs, please see “Item 3. Key Information – A. Selected Financial Data”.
†	Total production cost includes total cash costs and also the depreciation and amortization cost which is discussed below.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Resources

The group had $487.6 million cash and cash equivalents for the year ended December 31, 2011 and $366.4 million for the year ended December 31, 2010.

Operating Activities

Net cash generated from operating activities was $569.9 million for the year ended December 31, 2011 and $107.8 million for the year ended December 31, 2010. The $462.1 million increase was due mainly to the significant increase in profit, as well as the changes in operating working capital items. Cash flows related to receivables decreased by $33.9 million during 2011, due to an increase in gold debtor balances at both Tongon and Loulo as a result of the timing of gold shipments at year end, as well as an increase in the recoverable VAT balances at Loulo and Gounkoto. Cash flows related to inventories and ore stockpiles decreased during 2011 by $14.3 million, due to an increase in supplies and insurance spares at both Tongon and Gounkoto, as production started at these operations and increased during the year. Cash flows related to trade and other payables increased by $43.8 million from December 31, 2010 to December 31, 2011, mainly due to the effect of additional contractors and accruals, primarily at Loulo and Gounkoto following the start of production at Gounkoto and the Gara underground mine.

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

Investing

Investing activities for the year ended December 31, 2011 utilized $449.4 million compared to $345.0 million utilized for the year ended December 31, 2010 and consisted primarily of expenditure at Loulo of $164.1 million related to the decline developments at the Gara and Yalea underground mines and the power plant expansion, while $89.8 million was incurred at Gounkoto, principally in respect of site establishment, crushing facilities, road development and water management. Capital expenditure of $99.9 million was incurred at the Tongon mine on the secondary and tertiary crushers and conveyors, as well as on grid power supply. Capital expenditure at Kibali amounted to $77.5 million (attributable portion) and related to RAP construction of the new Kokiza village, hydropower design and procurement, external roads, as well as camp construction.

Investing activities for the year ended December 31, 2010, utilized $345.0 million compared to $82.5 million utilized for the year ended December 31, 2009 and activities in 2010 consisted primarily of capital expenditure of $410.8 million related to bringing the Tongon mine into production of $232.7 million, expenditure incurred on the Yalea and Gara underground developments, the plant expansion and the power plant at Loulo amounting to $86.9 million and $33.2 million related to the Kibali project (attributable portion).

Investing activities in 2010 also included the proceeds of the returns of ARS funds of $42 million in 2009, as well $25 million generated from the sale of shares in Volta Resources, while investment activities in 2009 included net cash received of each of $114.2 million related to the acquisitions of the Kibali project.

Financing

Financing activities for the year ended December 31, 2011 generated $0.8 million. This comprised $19.2 million received on exercise of share options offset by a dividend payment of $18.2 million and repayment of long term loans of $0.2 million.

Financing activities for the year ended December 31, 2010 generated $14 million. This comprised $30.6 million received on exercise of share options offset by a dividend payment of $15.3 million and repayment of long term loans of $1.3 million.

Credit and Loan Facilities

During the year ended December 31, 2000, Morila entered into a finance lease for five Rolls-Royce generators under the terms of a Deferred Terms Agreement between Morila and Rolls-Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate which at December 31, 2010 was approximately 38% (2009: 38%) per annum. Our attributable share of this finance lease obligation amounted to $0.2 million at December 31, 2010 and $1.1 million at December 31, 2009. The lease was fully repaid in 2011

Morila had a finance lease with Air Liquide relating to three oxygen generating units. The lease was fully repaid in 2010.

Somilo SA has a $0.5 million loan from the State of Mali. This loan is uncollateralized and bears interest at the base rate of the Central Bank of West African States plus 2% per annum. The accrual of interest ceased in the last quarter of 2005 per mutual agreement between shareholders. This loan is repayable from cash flows of the Loulo mine after the repayment of all other loans.

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

Corporation Tax Claims

The group had received claims for various taxes from the State of Mali totaling $64.3 million, in respect of the Loulo and Morila mines. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for such disputes within Mali. Both companies have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue and believe this is achievable given the group’s experience in dealing with the State on similar issues.

Corporate, Exploration, Development and New Business Expenditures

Our expenditures on corporate, exploration, development and new business activities for the past three years are as follows:

	Year Ended December 31, $’000
Area	2011	2010	2009
Rest of Africa	1,853	498	430
Burkina Faso	712	558	653
Mali	6,793	3,432	3,484
Tanzania	—	97	236
Côte d’Ivoire	5,039	4,203	2,360
Senegal	5,204	2,210	14,330
Ghana	5	85	336

Total exploration expenditure	19,606	11,083	21,829

	Year Ended December 31, $’000
Area	2011	2010	2009
Corporate expenditure	24,319	36,095	29,282

Total exploration and corporate expenditure	43,925	47,178	51,111

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

	Price Per Ounce ($)
Year	High	Low	Average
2002	349	278	310
2003	416	320	363
2004	454	375	409
2005	537	411	444
2006	725	525	604
2007	841	608	695
2008	1,011	712	871
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,571
2012 (through February)	1,763	1,699	1,652

E. OFF-BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations and commercial commitments are described below. The related obligations as at December 31, 2011 are set out below:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations			(dollars in thousands)

Trade and other payables	152,903	152,903	—	—	—
Operating lease obligations	2,736	342	684	684	1,026
Environmental rehabilitation*	39,809	70	8,687	2,333	28,719
Loans from minority shareholders in subsidiaries	2,614	—	—	—	2,614

Total contractual cash obligations	198,062	153,315	9,371	3,017	32,359

Contracts for capital expenditure	109,728	109,728	—	—	—

*	Obligation is to rehabilitate site but amounts shown are estimated discounted cashflows.

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Our articles of association provide that the board must consist of no less than two and no more than 20 directors at any time. During November 2011, Mr. A.J. Quinn was appointed as a non-executive director. The board currently consists of 9 directors.

Our articles of association provide that any new director should be re-elected by the shareholders at the annual general meeting following the date of the director’s appointment. As a result of his appointment in November 2011, Mr. A.J. Quinn will be subject to reelection at the annual general meeting to be held on April 30, 2012. In line with the UK Governance Code which calls for directors to seek reelection annually, at the annual general meeting held on May 3, 2011, Mr. P. Liétard, Dr. D.M. Bristow, Mr. G.P. Shuttleworth, Mr. N.P. Cole Jr., Mr. C.L. Coleman, Mr. K. Dagdelen, Mr. R.I. Israel and Dr. K. Voltaire were re-elected.

According to the articles of association, the board meets at intervals determined by the board from time to time.

The address of each of our executive directors and non-executive directors is the address of our principal executive offices, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands.

Executive Directors

D. Mark Bristow (53) Chief Executive Officer. Chief executive since our incorporation, which was founded on his pioneering exploration work in West Africa. He has subsequently led our growth through the discovery and development of world-class assets into a major gold mining business with a market capitalization of more than $10 billion. He also played a significant part in promoting the emergence of a sustainable mining industry in Africa. A geologist with a PhD from Natal University, South Africa, he has held board positions at a number of global mining companies and is currently a non-executive director of Rockwell Resources International.

Graham P. Shuttleworth (43) Chief Financial Officer; Financial Director. Mr. Shuttleworth joined us as Chief Financial Officer and Financial Director in July 2007 but has been associated with the company since its inception, initially as part of the management team involved in our listing on the London Stock Exchange in 1997, and subsequently as an advisor. A chartered accountant, he was a managing director and the New York-based head of metals and mining for the Americas in the global investment banking division of HSBC before taking his new position with us. At HSBC he led or was involved in a wide range of major mining industry transactions, including our Nasdaq listing, and subsequent equity offerings.

Non-Executive Directors

Norborne P. Cole (70) Senior Independent Non-Executive Director. Chairman of the remuneration committee and member of the governance and nomination committee. Mr. Cole started working for the Coca-Cola Company as a field representative in the USA in 1966 and advanced steadily through the organization, becoming chief executive of Coca-Cola Amatil in Australia in 1994, a position he held until 1998. Under his leadership, Coca-Cola Amatil grew into the second largest Coca-Cola bottler in the world. Now based in San Antonio, Texas, he serves on the boards of a number of US companies including Papa John’s International Inc. He was appointed a director in May 2006.

Christopher L. Coleman (43) Non-Executive Director; member of the governance and nomination, remuneration and audit committees. Mr. Coleman is co-head of banking and treasury and a managing director of Rothschild, chairman of Rothschild Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild Group, which he joined in 1989. A BSc (Econ) graduate from the London School of Economics, he served as a non-executive director of the Merchant Bank of Central Africa from 2001 to 2008. He was appointed a director in November 2008.

Kadri Dagdelen (57) Non-Executive Director; Member of the governance and nomination committee. Dr. Dagdelen is a professor and head of the Department of Mining Engineering at the Colorado School of Mines in the US. He began his professional career as a mining engineer at Homestake Mining Co (now Barrick Gold Corporation) and was the technical services manager when he left for academia in 1992. He holds a PhD in Mining Engineering and an ME in Geostatistics and has been involved in numerous research and consulting projects worldwide, also serving on the board of directors of the Society of Mining, Exploration and Metallurgy in the US for six years and chairing other professional societies that support the mining industry. He was appointed a director in January 2010. He resigned as a member of the audit committee and was appointed a member of the governance and nomination committee on November 1, 2011.

Robert I. Israel (62) Non-Executive Director; Member of the governance and nomination committee. Currently the managing partner of One Stone Energy Partners, a private equity fund focused on the oil and gas industry, he was previously a partner at Compass Advisers, a transatlantic strategic advisory and private investment firm, and before that head of the energy department of Schroder & Co Inc. He holds an MBA from Harvard and a BA from Middlebury College, and his experience in corporate finance, especially in the natural resources sector, extends over more than 30 years. He joined our board in 1997.

Philippe Liétard (63) Non-Executive Chairman; Chairman of the nomination and governance committee. Appointed a director in 1998 and chairman in 2004, his experience in corporate and project finance with UBS, the International Finance Corporation and World Bank spans 30 years, mainly in the minerals business and in Africa. Previously a director of the Oil, Gas and Mining

Department of the IFC, he then served as managing director of the Global Natural Resources Fund from 2000 to 2003. Now an independent consultant and a promoter of mining and energy investments, he is also a director of CellMark AB of Sweden and serves on the board of trustees of the Rochambeau Foundation in Washington DC.

Andrew J. Quinn (58) Non-Executive Director; Member of the audit committee. Mr. Quinn retired from his position as CIBC head of mining investment banking for Europe and Africa, at the end of 2011 after 15 years in the role and more than 35 years’ experience of the mining industry. With a BSc (Hons) in mineral exploitation (Mining Engineering) from Cardiff University, he began his career in Anglo American’s gold division in 1975, holding various management and technical positions in South Africa, and working briefly for Greenbushes Tin in Australia before joining Mining Journal in 1982 as editor of its gold publications. In 1984 he entered the financial services industry with James Capel (later HSBC Investment Banking), thereafter joining CIBC in 1996. He serves as a non-executive chairman of Pursuit Dynamics plc. He joined our board in November 2011.

Karl Voltaire (61) Non-Executive Director; Chairman of the audit committee since May 5, 2009 and member of the remuneration committee. A graduate in mineral resources engineering from the Ecole des Mines in Paris, he holds an MBA and a PhD in economics and finance from the University of Chicago. He started his career as a mining engineer in Haiti and subsequently spent 23 years in the World Bank Group in Washington DC, the bulk of these at the International Finance Corporation (IFC) where his last position was that of director of global financial markets. Subsequently he was director of the Office of President at the African Development Bank. He was the CEO of the Nelson Mandela Institution from 2005 to 2009, and is currently a member of the Board of Trustees of the African University of Science and Technology. He was appointed a director in May 2006.

Executive Officers

Tahirou Ballo (49) General manager – Gounkoto . A mining economist engineer with 18 years’ experience, mainly in Mali. He started his professional mining experience as short planner with BHP at Syama mine and served as mining superintendent from 1999 for us at Syama. In 2010, was promoted to operations manager at Loulo mine and then to Gounkoto general manager in 2011.

Chiaka Berthe (43) General manager – Loulo. A graduate of Malian National School of Engineering with a master’s degree in Geological Engineering, he has more than 15 years’ experience in the industry. Was appointed general manager of the Loulo-Gounkoto mining complex in 2012. Is a member of the Australian Institute of Mine and Metallurgy (AusIMM) and the Geostatistical Association of South Africa (GASA).

Luiz Correia (50) General manager – Tongon. A metallurgist with 26 years’ experience in the gold mining industry, he has a BSc Eng as well as a BCom degree. He joined us in 2005 and in 2006 was appointed operations manager responsible for the mining, planning, processing, maintenance and engineering functions at Loulo. He was appointed to manage Tongon in 2010.

Ted de Villiers (58) Group general manager – mining. A mining engineer, he has extensive experience in gold and base metal mining operations, mining contracting and consulting. He joined us in December 2010, with executive responsibility for the group’s rapidly expanding mining operations and has not been tasked with ensuring a consistent production team.

Tania de Welzim (36) Group financial manager. Ms. de Welzim was appointed group financial manager in April 2009 having severed previously as group financial controller. She is a chartered accountant with 13 years’ experience in finance including 11 years in the mining industry. She is responsible for financial reporting and procedures.

Paul Gillot (43) Group metallurgist and deputy general manager capital projects. Paul has 22 years’ operational and management experience in the mining industry working in various process related management roles. He has subsequently moved into the projects arena, with the recent commissioning of our Tongon mine. He is responsible for all the groups’ metallurgical activities at the operating mines as well as the projects.

David Haddon (54) General counsel and secretary. Qualified as an attorney in 1984. He has overseen our administrative obligations since our incorporation and assumed secretarial responsibility when we listed on the London Stock Exchange in 1997. This continued with the subsequent listing on Nasdaq and for the various corporate and related activities since then. He is retiring from this position on March 31, 2012.

Paul Harbidge (42) Group general manager – exploration. A geologist with over 19 years’ experience, mainly in Africa, having previously worked for Rio Tinto, Anglo American and Ashanti Goldfields, he joined us in 2001. He was appointed group exploration manager in 2004.

Bill Houston (64) Group general manager – human capital. Has a master’s degree in human resources management and 31 years’ experience in HR and organizational development. He joined us in 1992 as group training and development manager, and headed the group human resources function from 1996 to 2008, when he moved to his current position.

Willem Jacobs (53) General manager operations – Central and East Africa. With a BPL(Hons) and DCom he is a seasoned executive. Having served as a director of listed and private companies in the areas of mining, engineering and manufacturing in Southern, Central and Eastern Africa for the past 16 years, he joined us in January 2010.

Adama Kone (55) General manager – Morila. Joined us in 1996 responsible for the grade control section at the Syama gold mine. In 2000, he moved to the Morila mine where he served in various positions in the mineral resources department, becoming manager of that department in 2006. Prior to joining us, he worked as a field geologist for BHP Minerals Exploration, following the completion of a geological degree at the national School of Engineers in 1991.

Victor Matfield (47) General manager – corporate finance. A chartered accountant, he was appointed corporate finance manager in August 2001, prior to that he served as financial manager of the Syama mine and of the Morila capital project.

Philip Pretorius (48) Human resources executive. Joined us in 2008, bringing with him 22 years of human resources experience of which the last 17 years spent dealing exclusively with the West African gold mining industry. With a post-graduate diploma in management practice, he has been involved in establishing various gold mining projects in West Africa.

Chris Prinsloo (61) Group general manager – commercial and supply chain. Qualified as a chartered secretary and has 38 years’, experience in the mining industry including finance, capital projects, administration and supply chain management. Appointed as commercial manager in 2002, responsible for group accounting, supply chain management plus the risk management and insurance portfolio.

Rodney Quick (40) Group general manager – evaluation. A geologist with 18 years’ experience in the gold mining industry, he joined us in 1996. He has been involved in the exploration, evaluation and production phases of the Morila, Loulo and Tongon projects. Having served as the Somilo resource manager since 2006, he was given his new responsibilities for all project development and evaluation in 2009 and has been responsible for the Gounkoto and Kibali feasibility studies.

Mahamadou Samaké (64) Group regional manager – West Africa. A professor of company law at the University of Mali, Mahamadou was instrumental in writing the Malian mining legislation. He is the resident executive manager in Mali and is responsible for government liaison and legal counsel for the Francophone region.

N’golo Sanogo (49) General manager – Mali. Has a masters degree in economics from the National School of Administration of Bamako as well as several management, accounting and financial qualifications. Qualified as an auditor in 1992 before joining BHP Mali in 1995. Appointed material manager in 1998 and management accountant in 2001 at the Syama mine. Following the sale of Somisy SA in 2004, joined us as Mali financial controller. He was appointed Mali general manager in March 2009.

John Steele (51) Technical and capital projects executive. Responsible for the successful construction and commissioning of Randgold’s Morila, Loulo, Tongon and Gounkoto mines and currently leads the team developing the new Kibali mine in DRC. As well as heading our capital projects function, he continues to provide operational oversight as well as supplying engineering due diligence expertise to the group.

Samba Touré (58) General manager – operations West Africa. Joined Morila gold mine in 2000 and held various responsibilities, culminating in the appointment in 2007 as the mine chief executive. Under his leadership, the mine was run successfully, delivering on its promises. In 2010, promoted to group operations general manager for West Africa. With the experience gained in mining during the past 12 years, he is destined to continue adding value to the our increasing operations portfolio in West Africa.

Lois Wark (57) Group general manager – corporate communications. A member of our team since our inception who assumed management of the cartography department in 1995, Ms. Wark is responsible for the coordination of the group’s communication and investor relations programs as well as for the management of Seven Bridges. She holds a diploma in land surveying: cadastral and topographical.

Louis Watum (49) General manager – Kibali Gold Project; Country manager – DRC. A metallurgist with 22 years’ experience in base metals, coal and gold processing, he has an MSc in Chemical Engineering. He joined us in 2009 and was appointed general manager and country manager responsible for: Building and leading the Kibali team; communicating with the DRC government and local authorities; directing and managing Kibali business; and, delivering on strategies, objectives and the Kibali business plan.

Charles Wells (36) Group general manager – sustainability. Has an MSc in Environmental Biotechnology and 14 years’ experience in environmental management, predominantly within mining and heavy industries. Having previously worked for us as the environmental officer during the Morila construction, he has more recently managed the environmental and social impact assessments (ESIA) for Tongon, Gounkoto and Kibali as an independent environmental consultant before rejoining us.

Martin Welsh (40) General counsel and secretary (designate). After qualifying as a solicitor in Scotland in 1998, he gained his experience working in the City of London with Dickson Minto WS and Linklaters LLP acting on numerous international corporate and finance transactions before joining the Jersey office of Ogier where he acted for us. He joined us in 2011 to assist our legal and administrative function and will assume the company secretary position with effect from April 1, 2012.

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

The date of appointment, date of expiration and length of service for each of our directors is set forth in the table below:

Director	Date of Appointment	Date of Expiration Term		Number of Years Served
Executive
D.M. Bristow	8/05/95	4/30/12	*	17
G.P. Shuttleworth	7/01/07	4/30/12	*	5
Non-Executive
R.I. Israel**	6/12/97	4/30/12	*	15
P. Liétard	2/11/98	4/30/12	*	14
N.P. Cole	5/03/06	4/30/12	*	7
K. Voltaire	5/03/06	4/30/12	*	7
C.L. Coleman	11/03/08	4/30/12	*	4
K. Dagdelen	1/29/10	4/30/12	*	2
A.J. Quinn	11/01/11	4/30/12	*	—

*	The UK Corporate Governance Code issued in June 2010 requires that all directors should stand for re-election on an annual basis.
**	Mr. R.I. Israel will be retiring at the annual general meeting to be held on April 30, 2012.

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

The fees paid to non-executive directors were slightly changed at the 2011 annual general meeting where a proposal granted the chairman, in addition to the annual fee payable to all non-executive directors of $50,000, which remains unchanged, an increased annual fee for the chairman of $200,000 and an additional award of 2,400 restricted shares (which will vest in three equal instalments from the date of the award). The remuneration to be paid to our non-executive directors, including the chairman, will remain unchanged in 2012 and are:

•	An annual fee to all non-executive directors of $50,000;

•	An annual committee-fee per committee served:

Audit committee $35,000;

Remuneration committee $25,000; and

Governance and Nomination committee $10,000.

•	The chairman of a board committee to receive an additional fee to the committee-fee of $15,000;

•	The senior independent director, in addition to the annual fee but in lieu of any committee fees, to receive an additional fee of $85,000;

•	The chairman, in addition to the annual fee but in lieu of any committee fees, to receive an additional fee of $200,000;

•

An award to each director of 1,200 ordinary shares per year. Following our engagement with our largest institutional shareholders and voting guidance services, the committee determined that the annual award of 1,200 shares to the chairman and non-executive directors will be fully vested from grant with effect from 2012. The shares are seen as an important element of our approach to remuneration policy in relation to the chairman and non-executive directors. They encourage share ownership and are delivered in lieu of cash. The directors are considered independent notwithstanding an award of shares. With effect from 2012, the chairman and the non-executive directors will have to accumulate a shareholding in us equivalent to two times the annual fee (i.e. $100,000). A new non-executive director has three years in which to accumulate this holding.

If the number of shares were to fall below the threshold due to a fall in the share price, no additional purchase of shares would be required. Except for Mr. A.J. Quinn, who was appointed to the board in November 2011 and only obtained his first shares with effect from January 1, 2012, the remaining non-executive directors hold shares equal to twice the value of the annual fee.

Executive directors are now required to hold shares in us at least equal in value (as at the beginning of the year) to at least two times their base salary (being $1,500,000 per annum for Dr. D.M. Bristow and £429,000 per annum for Mr. G. P. Shuttleworth). Both Dr. D.M. Bristow and Mr. G.P. Shuttleworth hold shares at least equal in value to twice their base salary. New directors will be allowed three years in which to acquire the required shareholding and this period may be extended at the discretion of the remuneration committee.

In the past non-executive directors have been granted options to purchase our ordinary shares. However, all options have been exercised by the respective non-executive directors.

On January 3, 2007 the third $30,000 award was allocated to each of the non-executive directors for the purpose of acquiring restricted stock. The price of the restricted stock calculation was the Nasdaq Global Select Market closing price on January 3, 2007, or $22.37. In terms of the policy 447 shares were issued directly to each non-executive director and 894 shares were held as restricted stock. Non-executive directors were issued the second and final tranche on January 1, 2008 and January 1, 2009, respectively.

On January 3, 2008, the fourth $30,000 award was allocated to each of the non-executive directors for the purpose of acquiring restricted stock. The price of the restricted stock calculation was the Nasdaq Global Select Market closing price on January 2, 2008, or $38.15. In terms of the policy 262 shares were issued directly to each non-executive director and 524 shares were held as restricted stock. Non-executive directors were issued the second tranche and the final tranche on January 1, 2009 and January 1, 2010 respectively.

On January 1, 2009, the first award of 1,200 restricted shares was allocated to the non-executive directors as approved by shareholders at our 2008 annual general meeting. The price of the restricted stock calculation was the Nasdaq Global Select market closing price on January 2, 2009, or $43.92. In terms of the policy, 400 shares were issued directly to each non-executive director and 800 shares were held as restricted stock. Non-executive directors were issued the second tranche on January 1, 2010 and the final tranche was issued on and January 1, 2011.

On January 1, 2010, the second award of 1,200 restricted shares was allocated to the non-executive directors as approved by shareholders at our 2009 annual general meeting. The price of the restricted stock calculation was the Nasdaq Global Select market closing price on January 4, 2010 or $82.25. In terms of the policy, 400 shares were issued directly to each non-executive director and 800 shares are held as restricted stock. Non-executive directors were issued the second tranche on January 1, 2011 and the final tranche was issued on January 1, 2012.

On January 1, 2011, the third award of 1,200 restricted shares was allocated to the non-executive directors as approved by shareholders at our 2010 annual general meeting. This price of the restricted stock calculation was the Nasdaq Global Select market closing price on January 3, 2011, or $81.60. In terms of the policy, 400 shares were issued directly to each non-executive director and 800 shares are held as restricted stock. Non-executive directors were be issued the second tranche on January 1, 2012 and subject to agreed conditions the final tranche will be issued on January 1, 2013.

On June 23, 2011, the fourth award of 1,200 restricted shares was awarded to the non-executive directors as well as 2,400 additional restricted shares to the chairman as approved by shareholders at our 2011 annual general meeting. The price of the restricted stock calculation was the Nasdaq Global Select market closing price on June 23, 2011, or $80.03. In terms of the policy, 400 shares were issued to each non-executive director and 800 additional shares were issued to the chairman on January 1, 2012 and 800 shares for each non-executive director, plus 1,600 additional shares for the chairman are held as restricted stock. Non-executive directors and the chairman will be issued the second and third tranches subject to agreed conditions on January 1, 2013 and January 1, 2014, respectively.

During the year ended December 31, 2011, the aggregate compensation paid or payable to our directors and executive officers as a group was approximately $23.2 million, of which $10.7 million was payable to directors and recognized as a remuneration expense.

The remuneration of the executive directors comprised:

•	Basic salary and benefits (fixed remuneration).

•	An annual bonus opportunity.

•	Participation in the Restricted Share Scheme and Co-Investment Plan, measuring performance over the longer term.

The total executive directors’ remuneration for the year ended December 31, 2011, was $9.3 million (2010: $10.3 million).

Fixed remuneration comprises a base salary, from which executive directors can elect to contribute into a defined contribution pension scheme, and pay for certain other benefits such as medical aid. Fixed remuneration normally represents less than 30% of the individual’s remuneration package (based on target performance and expected values of share awards).

Base salaries are determined by the remuneration committee, taking into account the performance of the individual and pay practice among a comparable group of FTSE 100 companies as well FTSE mining and comparable international gold mining companies. When setting base salaries, the committee also takes into consideration executives’ personal commitment to extensive travel and time spent at our operations overseas. This is considered critical in effective management of our business.

Executive directors can elect to sacrifice up to 20% of their base salary to contribute to a defined contribution provident fund. We do not make any contribution to the fund.

Executive directors can elect to receive other benefits including, medical aid and group life insurance. All such benefits are funded out of the executives’ base salary and are nonpensionable. Where appropriate, executive directors may be provided with other benefits such as security services for executives while travelling for work, and professional association membership costs. All such benefits authorized by the board are paid for by us and end when the employee leaves our service, for whatever reason.

Executive directors are eligible to receive an annual bonus, subject to the achievement of stretching performance criteria, including EPS growth, cost per ounce of gold sold, capital expenditure control, inventory control, production of gold ounces, improvement in LTIFR and individual strategic outputs. The performance criteria for 2011 focus on achieving challenging strategic and financial targets that contribute to the creation of sustainable shareholder value. The committee may make adjustments to the criteria used for measuring performance on an annual basis taking into account our strategic objectives for the year.

Based on performance achieved against targets during the 2011 financial year, the remuneration committee determined that Dr. D.M. Bristow and Mr. G.P. Shuttleworth should receive an annual bonus of $3,096,000 and $674,861 respectively.

Our policy is to incentivize executives over the long term by awarding shares under the Restricted Share Scheme. Neither Dr. D.M. Bristow nor Mr. G.P. Shuttleworth participates in our share option scheme. The Restricted Share Scheme was approved by shareholders on July 28, 2008.

Dr. D.M. Bristow received an award of 38,456 shares and Mr. G.P. Shuttleworth received an award of 8,121 shares on June 13, 2011. Shares awarded under the scheme vest in three equal tranches at the end of the third, fourth and fifth years of a 5 year period with the first vesting after the expiry of the first performance period on December 31, 2013, to the extent the performance conditions are satisfied.

In terms of our Co-Investment Plan, approved by shareholders on May 4, 2011, an award of 38,456 shares was granted to Dr. D.M. Bristow and 8,121 shares to Mr. G.P. Shuttleworth on June 13, 2011. The awards granted to both Dr. D.M. Bristow and Mr. G.P. Shuttleworth will vest after the expiry of the performance period on December 31, 2013 to the extent the performance conditions are satisfied.

On March 16, 2012, in terms of our Restricted Share Scheme, Dr. D.M. Bristow was awarded 28,843 ordinary shares and Mr. G.P. Shuttleworth was awarded 6,462 ordinary shares. The awards granted to both Dr. D.M. Bristow and Mr. G.P. Shuttleworth will vest in three equal tranches at the end of the third, fourth and fifth years of a 5 year period with the first vesting after the expiry of the first performance period on December 31, 2014, to the extent the performance conditions are satisfied.

On March 16, 2012, in terms of our Co-Investment Plan, an award of 28,843 ordinary shares was granted to Dr. D.M. Bristow and an award of 6,462 ordinary shares was granted to Mr. G.P. Shuttleworth. The awards granted to both Dr. D.M. Bristow and Mr. G.P. Shuttleworth will vest after the expiry of the performance period on December 31, 2014 to the extent the performance conditions are satisfied.

On March 28, 2012, having satisfied the performance criteria set following the award of restricted shares granted in January 2009, 26,666 ordinary shares have been issued in favour of Dr. D.M. Bristow.

The following tables set forth the aggregate compensation for each of the directors, firstly the executive directors and secondly the non-executive directors:

	Basic Salary December 31,		Annual Bonus December 31,		Other Payments* December 31		Total** December 31,
	2011 ($)	2010 ($)	2011 ($)	2010 ($)	2011 ($)	2010 ($)	2011 ($)	2010 ($)
Executive
D.M. Bristow (CEO)	1,500,000	1,500,000	3,096,000	4,500,000	2,106,390	1,730,400	6,702,390	7,730,400
G.P. Shuttleworth (CFO)	625,596	509,901	674,861	800,000	1,312,509	1,244,444	2,612,966	2,554,345
TOTAL	2,125,596	2,009,901	3,770,861	5,300,000	3,418,899	2,974,844	9,315,356	10,284,745

*	Other payments include expenses for restricted share award and participation in the Co-Investment Plan, which have been costed in accordance with IFRS 2 based on the valuation at the date of grant rather than the value of the awards that vested in the year. Performance is measured against the HSBC Global Gold Index for each tranche of the restricted share awards. No vesting occurred on January 1, 2011, in respect of Dr. D. M. Bristow’s shares over the past 12 month period, as our performance fell below that of the HSBC Global Gold Index over the performance period. However, $1.2 million is included in the figures above for Dr. D. M. Bristow, in line with the accounting requirements. Similarly, no vesting occurred on September 2, 2011 in respect of Mr. G.P. Shuttleworth’s shares over the preceding 12 month period, as our performance fell below that of the HSBC Global Gold Index over the performance period, however, $1.1 million is included in the figures above for Mr. G.P. Shuttleworth.

	Fees December 31,		Other Payments* December 31,		Total December 31,
	2011 ($)	2010 ($)	2011 ($)	2010 ($)	2011 ($)	2010 ($)
Non-Executive
P. Liétard	250,000	220,000	97,920	98,700	347,920	318,700
R.I. Israel	60,000	60,000	97,920	98,700	157,920	158,700
N.P. Cole Jr.	135,000	135,000	97,920	98,700	232,920	233,700
K. Voltaire	125,000	125,000	97,920	98,700	222,920	223,700
C.L. Coleman	120,000	120,000	97,920	98,700	217,920	218,700
J.K. Walden**	—	42,500	—	98,700	—	141,200
K. Dagdelen	80,834	77,917	97,920	—	178,754	77,917
A.J. Quinn***	14,167	—	—	—	14,167	—
TOTAL	785,001	780,417	587,520	592,200	1,372,521	1,372,617

*	Other payments comprise awards made on January 1, 2011 of 1,200 restricted shares awarded to each non-executive director on January 1, 2011, that will vest over a three year period from the date of the award.
**	Mr. J.K. Walden resigned from the board on July 1, 2010.
***	Mr. A.J. Quinn was appointed to the board on November 1, 2011.

The executive directors do not receive any benefits in kind and the only long term incentive schemes in which they are entitled to participate are our Restricted Share Scheme and Co-Investment Plan.

The high and low share prices for our ordinary shares for the year on the London Stock Exchange were (pounds sterling) £75.55 and (pounds sterling) £44.25, respectively, and our high and low price for our ADSs on the Nasdaq Global Select Market were $119.44 and $71.47, respectively. The ordinary share price on the London Stock Exchange and the price of an ADS on the Nasdaq Global Select Market at December 30, 2011, the last day of trading, were (pounds sterling) £65.85 and $102.10, respectively.

Share options outstanding at February 29, 2012 and held by executive officers were as follows:

	Options to Purchase Ordinary Shares	Expiration Date	Exercise Prices ($)
Officers
P.L. Gillot	15,000	11/24/18	26.26
A. Kone	7,000	5/22/18	45.27

V. Matfield	75,000	8/05/14	8.05
V. Matfield	60,000	8/20/17	22.19
P. Pretorius	15,000	5/22/18	45.27
R.B. Quick	20,000	8/20/17	22.19
N. Sanogo	4,000	8/20/17	22.19
S. Touré	15,000	5/22/18	45.27
L.V. Wark	15,000	8/20/17	22.19

Restricted shares outstanding at February 29, 2012 and held by executive officers were as follows:

Name	Number of Shares
J. Steele	30,000

E.G.de Villiers	18,000
P.D. Harbidge	18,000
W.R.A. Houston	18,000
W. Jacobs	18,000
P. Pretorius	18,000
C.J. Prinsloo	18,000
R.B. Quick	18,000

M. Samaké	18,000
S. Touré	18,000
L. Watum	18,000
C. D.Wells	18,000

T.Ballo	12,000
L. Correia	12,000
T. de Welzim	12,000
P.L.Gillot	12,000
D.J. Haddon	12,000
A.Kone	12,000
V. Matfield	12,000
L.V. Wark	12,000
M.A.Welsh	12,000

N. Sanogo	7,500

C.Berthe	4,500

Expiration date January 1, 2020

C. BOARD PRACTICES

Directors’ Terms of Employment

We have entered into contracts of employment with Dr. D.M. Bristow and Mr. G.P. Shuttleworth with a notice period of 6 months.

We have entered into letters of appointment with our non-executive directors. Each non-executive director is subject to re-election annually by our shareholders in accordance with the provisions of the 2010 UK Corporate Governance Code.

Board of Directors Committees

The board has established and delegated specific roles and responsibilities to three committees and three management committees to assist with the execution of its mandate and in order to ensure good corporate governance. The standing committees comprise an audit committee, a remuneration committee and a governance and nomination committee, all of which are chaired by independent non-executive directors. The audit, remuneration, and governance and nomination committees are comprised of a majority of non-executive directors. The management committees comprise the executive committee, the environmental and social committee, both chaired by the chief executive officer and the treasury committee, chaired by the chief financial officer.

Meetings of the board committees are held quarterly and members of the executive committee are regular attendees at board and committee meetings by invitation. Several members of the management team attend meetings of committees whose roles and responsibilities are relevant to their job functions.

The board and management have been following the developments in corporate governance requirements and best practice standards, and as these have evolved we have responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practice standards.

Audit Committee

Membership of the audit committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act and the guidelines of the UK Corporate Governance Code. The audit committee is comprised of three independent non-executive directors. The members of the audit committee are Dr. K. Voltaire (chairman), Mr. C.L. Coleman and Mr. A.J. Quinn (appointed a member of the audit committee on November 1, 2011). All three members of the committee have considerable financial knowledge and experience to help oversee and guide the board and us in respect of the audit and corporate governance functions.

In 2011 one member of the committee, Dr. K. Dagdelen, resigned following his appointment to the governance and nominations committee.

The board has adopted terms of reference which provides that each member of the audit committee must be unrelated to and independent from us as determined by the board in accordance with the applicable requirements of the laws governing us, the applicable stock exchanges on which our securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and the Sarbanes-Oxley Act requires that the board, on an annual basis, identify a financial expert from within its ranks. Our board determined that Dr. K. Voltaire, the current chairman of the audit committee, is the board’s financial expert.

The audit committee is guided by its terms of reference which were updated in January 2012 to incorporate principles from the UK Corporate Governance Code. The committee’s mandate, as delegated by the board, is to provide advice for the board regarding its oversight responsibilities and its roles and responsibilities include the following:

•	Monitoring the integrity of the financial statements and formal announcements relating to the group’s financial performance and reviewing significant reporting judgments.

•

Reviewing the accounting principles, policies and practices which have been adopted by the group in the preparation of the Annual Financial Statements, financial reporting issues and disclosures in financial reports.

•

Reviewing and monitoring the effectiveness of the group’s internal control and risk management systems, including reviewing the process for identifying, assessing and reporting key risks and control activities.

•	Approving the internal audit plan and reviewing regular reports from the head of internal audit on the effectiveness of the internal control system.

•

Making recommendations to the board on the appointment, re-appointment or change of the group’s external auditors and approving the remuneration and terms of engagement of the group’s external auditors.

•

Overseeing the board’s relationship with the external auditors and ensuring the group’s external auditors’ independence and objectivity and the effectiveness of the audit process is monitored and reviewed.

•	Developing, implementing and maintaining a policy on the engagement of the group’s external auditors’ supply of non-audit services.

•	Reporting to the board any matters which have been identified that the committee consider need to be considered, actioned or improved upon.

•	Monitoring the group’s compliance with legal and regulatory requirements including ensuring that an effective whistle-blowing procedure is in place.

The audit committee also reviews the scope of work carried out by the external auditors and holds discussions with the external auditors at least twice a year.

The audit committee is responsible for reviewing all financial statements prior to approval by the board, all other disclosures containing financial information and all management reports which accompany any financial statements. The audit committee is also responsible for all internal and external audit plans, any recommendation affecting the company’s internal controls, the results of internal and external audits and any changes in accounting practices or policies.

In addition, the audit committee is responsible for assessing management’s programs and policies relating to the adequacy and effectiveness of internal controls over our accounting and financial systems. The audit committee reviews and discusses with the chief executive officer and chief financial officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The audit committee is also responsible for recommending to the board the external auditor to be nominated for shareholder approval who will be responsible for auditing the financial statements and completing other audit, review or attestation services. The audit committee also recommends to the board the compensation to be paid to the external auditor and directly oversees its work. Our external auditor reports directly to the audit committee. The audit committee reports directly to the board of directors.

In relation to risk management, the committee reviews our risk policies with respect to risk identification and the risk management process, ensuring that the requirements of the Sarbanes-Oxley Act are met, as well as advising the board on the effectiveness of the risk management system. Risk identification and evaluation process occurs on a continual basis, however a formal review is done by the audit committee on an annual basis.

Our internal audit function plays a critical role in the functioning of the audit committee with the head of internal audit reporting directly to the committee with an administrative line to the chief financial officer. The group’s internal control processes and systems are monitored by the group’s internal audit function. As part of processes being put in place to conduct combined assurance, the group internal audit function presented a risk based audit plan to the audit committee during 2011 which was approved. The head of internal audit has unrestricted access to both the chief executive officer and the chief financial officer, the board chairman and the chairman of the audit committee and is invited to attend and present on the activities of the internal audit function at all meetings of the audit committee. The board is confident that the unfettered access of the internal audit function to key board members and the direct and regular reporting to the audit committee enables the function to discharge its duties as required by law and in fulfillment of its obligations to the company. In addition, the audit committee meets regularly with internal and external auditors without the presence of management.

The audit committee meets regularly with the external audit partner, the chief financial officer, the group’s internal auditor and members of senior management to review the audit plans of the internal and external auditors and ascertain the scope of the audits and to review the quarterly financial results, significant legal matters affecting us, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

Remuneration Committee

The remuneration committee reviews the remuneration of directors and senior management and determines the structure and content of the senior executives’ remuneration packages by reference to a number of factors including current business practice and our prevailing business conditions and the mining and exploration industry. The remuneration committee is guided by its terms of reference, which was updated in January 2012, to incorporate principles from the UK Corporate Governance Code. The members of the remuneration committee are Mr. N.P. Cole Jr. (chairman), Dr. K. Voltaire and Mr. C.L. Coleman.

The remuneration committee’s responsibilities include, among other things:

•	recommending to the board policies relating to the compensation of our executive directors;

•	oversight of the amount and composition of annual compensation to be paid to our executive officers;

•	matters relating to restricted share scheme and Co-Investment plans;

•	administering the restricted share scheme and Co-Investment plan;

•	reviewing and fixing the amount and composition of annual compensation to be paid to members of the board and committees; and

•	reviewing and assessing the design and competitiveness of our compensation and benefits programs generally.

Governance and Nomination Committee

In the interests of good governance and in compliance with the UK Corporate Governance Code, the board acknowledges that there should be a formal, rigorous and transparent procedure for the appointment of new directors and therefore has an established governance and nomination committee.

The governance and nomination committee reviews our corporate governance and sets out the framework in which such policies are established to guide our operations and activities. The governance and nomination committee is guided by its terms of reference, which was updated in January 2012, to incorporate principles from the UK Corporate Governance Code. In addition, the committee at the request of the board, interviews and recruits any future board members. The members of the governance and nomination committee are Messrs. P. Liétard (chairman), N.P. Cole, Jr., C.L. Coleman, R.I. Israel, and, as of November 1, 2011, Dr. K. Dagdelen.

The governance and nomination committee’s responsibilities include:

•	reviewing the structure, size and composition of the board and making recommendations to the board with regard to any changes required;

•	identifying, evaluating and recommending, for board approval, candidates to fill board vacancies as and when they arise;

•	making recommendations to the board with regard to membership of the audit and remuneration committees in consultation with the chairman of each committee;

•	making recommendations on the constitution of the board to ensure there is a balanced board in terms of skills, knowledge, independence and experience;

•	succession planning for directors and other senior executives; and

•	assessing a director’s potential conflict of interest situations and makes recommendations in this regard to the board.

D. EMPLOYEES

At the end of each of the past three years, the breakdown of employees, including our subsidiaries by main categories of activity was as follows:

At December 31,	2009	2010	2011
Gounkoto	—	—	12
Morila	486	352	324
Loulo	314	486	521
Tongon	8	283	410
Kibali	197	245	139
Total Operations	1,005	1,366	1,406
Corporate, capital and exploration	303	223	293
Total	1,308	1,589	1,699

E. SHARE OWNERSHIP

See “Item 7 – Major Shareholders and Related Party Transactions”.

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

The exercise price of any new share options is determined as the closing price of the share on the trading day preceding that on which the person was granted the option. Under the rules of the share option scheme, all option holders, inclusive of executive and non-executive directors, were granted additional options to subscribe for shares in the open offer which was concluded in November 1998. These additional options are exercisable at the open offer price and otherwise on the same terms as the initial grant. All additional options have been exercised by the respective holders.

The scheme provides for the early exercise of all options in the event of an acquisition of a number of shares that would require an offer to be made to all of our other shareholders.

No options were awarded to staff in terms of the Employee Share Option Scheme during 2011.

Restricted Share Scheme

On July 28, 2008, our shareholders approved the creation of a restricted share scheme for employees and executive directors. At that time, the board elected to limit eligibility for awards to executive directors. The board has subsequently decided that all employees would be eligible to receive restricted shares. The aggregate number of shares available for issuance under the restricted share scheme may not exceed 5% of our issued share capital. The awards of shares under the restricted share scheme are subject to the attainment of performance criteria agreed with the remuneration committee.

Item 7. Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

As of February 29, 2012, our issued share capital consisted of 91,807,718 ordinary shares with a par value of $0.05 per share. To our knowledge we are not, directly or indirectly, owned or controlled by another corporation, any foreign government or other person.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 29, 2012, by:

•	Any person of whom the directors are aware that is interested directly or indirectly in 3% or more of our ordinary shares;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of February 29, 2012, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person.

Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE2 4WJ, Channel Islands.

	Shares Beneficially Owned
Holder	Number	%
D.M. Bristow (1)	724,250	0.79
G.P. Shuttleworth	28,000	0.03
N.P. Cole Jr.	5,772	0.01
C. L. Coleman	5,000	0.01
K. Dagdelen	1,200	0.00
R.I. Israel (2)	41,163	0.04
P. Liétard	36,027	0.04
A.J.Quinn (3)	1,000	0.00
K. Voltaire	5,772	0.01
BNY (Nominees) Limited (4) 30 Cannon Street London EC4M 6XH	54,147,544	58.98
Wells Fargo & Company (5) 420 Montgomery Street San Francisco, CA 94104	4,575,362	4.98
FMR LLC (6) 82 Devonshire Street, Boston, MA 02109	8,254,974	8.99
BlackRock Inc. (7) 40 East 52nd Street New York, NY 10022	13,250,946	14.43
Van Eck Associates Corporation (8) 335 Madison Ave, 19th Floor New York, NY 10017	6,334,035	6.90
Directors and executive officers (9)	874,276	0.95

(1)	Dr. D.M. Bristow’s shareholding increased by 26,666 ordinary shares effective March 28, 2012, having satisfied the performance criteria of restricted shares granted in 2009.
(2)	Mr. R.I. Israel acquired an additional 1,000 ordinary shares at a price of $91.479 on March 22, 2012 and a further 500 ordinary shares at a price of $88.51 on March 23, 2012.
(3)	Mr. A.J. Quinn acquired an additional 600 ordinary shares at a price of $91.879 on March 22, 2012.
(4)	Shares held by BNY (Nominees) Limited are held for and on behalf of our ADS holders.
(5)	Wells Fargo & Company reported in its Schedule 13G filed with the Securities and Exchange Commission on October 11, 2011 that its beneficial ownership in us amounted to 4,575,362 ordinary shares (4.98%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.
(6)	FMR LLC reported in its Schedule 13G/A filed with the Securities and Exchange Commission that as at February 13, 2012 its beneficial ownership in us amounted to 8,254,974 ordinary shares (8.99%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.
(7)	BlackRock Inc. reported in its Schedule 13G/A filed with the Securities and Exchange Commission on January 10, 2012 that its beneficial ownership in us amounted to 13,250,946 ordinary shares (14.43%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.
(8)	Van Eck Associates Corporation reported in its Schedule 13G filed with the Securities and Exchange Commission on February 14, 2012 that its beneficial ownership in us amounted to 6,334,035 ordinary shares (6.90%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.
(9)	No executive officer beneficially owns in excess of 1% of the outstanding ordinary shares.

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by our other shareholders.

As of February 29, 2012, there were 6 record holders of our ordinary shares in the United States, holding an aggregate of 39,718 ordinary shares or 0.4%.

As of February 29, 2012, there were 53 record holders of our ADSs in the United States, holding an aggregate of 54,147,544 ADSs or 100%.

B. RELATED PARTY TRANSACTIONS

Other than as referred to below, none of our directors, officers or major shareholders or, to our knowledge, their families, had any interest, direct or indirect, in any transaction during the last fiscal year or in any proposed transaction which has affected or will materially affect us or our investment interests or subsidiaries. Refer to note 22 of our consolidated financial statements for details provided on related party transactions that existed on December 31, 2011.

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

	Price Per Ordinary Share		Price Per ADS
Financial Period Ended	High (£)	Low (£)	High ($)	Low ($)
December 31, 2011	75.55	44.25	119.44	71.47
December 31, 2010	67.55	41.26	106.44	64.91
December 31, 2009	54.50	24.25	90.30	36.24
December 31, 2008	30.00	15.57	55.65	23.45
December 31, 2007	19.50	10.53	38.86	21.04

	Price Per Ordinary Share		Price Per ADS
Calendar Period	High (£)	Low (£)	High ($)	Low ($)
2012
First Quarter (through February 29, 2012)	75.65	68.25	119.73	105.21
2011
Fourth Quarter	75.55	61.25	120.73	89.90
Third Quarter	72.15	51.55	115.00	82.05
Second Quarter	53.60	46.20	88.68	73.10
First Quarter	52.35	44.25	83.55	70.18
2010
Fourth Quarter	67.55	50.85	106.44	80.66
Third Quarter	66.20	53.55	104.22	85.11
Second Quarter	66.00	50.40	99.67	77.39
First Quarter	54.00	41.26	86.83	64.91

	Price Per Ordinary Share		Price Per ADS
Calendar Month	High (£ )	Low (£)	High ($)	Low ($)
2012
February	75.65	71.35	119.73	108.73
January	72.60	68.25	115.44	105.21
2011
December	69.45	63.60	109.64	97.15
November	75.55	62.40	120.73	95.75
October	70.40	61.25	114.58	89.90
September	72.15	61.30	115.00	92.50

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

The authorized share capital is $6,000,000 divided into 120,000,000 ordinary shares of $0.05 each, of which 91,807,718 were issued as at February 29, 2012 and 28,192,282 were available for issue.

At the annual general meeting held on May 3. 2011 the shareholders approved a resolution which amended the articles of association. Details of our articles of association are provided below.

Memorandum of Association

Clause 2 of our Memorandum of Association provides that we shall have unrestricted corporate capacity.

Changes in Capital or Objects and Powers

Subject to the 1991 Law and our Articles of Association, we may by special resolution at a general meeting:

•	increase our authorized or paid up share capital;

•	consolidate and divide all or any part of our shares (whether issued or not) into shares of a larger amount;

•	sub-divide all or any part of our shares into shares of smaller amount than is fixed by our Memorandum;

•

convert any of our fully paid shares the nominal value of which is expressed in one currency into fully paid shares of a nominal value of another currency and denominate the nominal value of our issued or unissued shares in units of the currency into which they have been converted;

•	convert any of our paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	convert any of our existing non-redeemable shares (whether issued or not) into redeemable shares which can be redeemed;

•

cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled;

•	reduce the authorized share capital;

•	reduce our issued share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way; or

•	alter our Memorandum or Articles of Association.

Articles of Association

We adopted a new set of Articles of Association by special resolution passed at the annual general meeting on May 3, 2011. Over the years numerous special resolutions amending the articles of association were passed but the articles of association were never conformed to incorporate all the comments. We now have a conformed set of Articles of Association in one document which is much more accessible to us and to our shareholders. The changes that have been adopted by the Articles of Association have the effect of updating certain of the provisions in order to reflect a set of modern articles that a London Stock Exchange listed company should have. In addition, the Articles of Association now incorporate changes which the United Kingdom Listing Authority require “premium listed” companies to have in their articles of association.

Our Articles of Association include provisions to the following effect:

General Meeting of Shareholders

We may at any time convene general meetings of shareholders. We are required to hold an annual general meeting once every year. No more than fifteen months may elapse between the date of one annual general meeting and the next.

Annual general meetings require twenty business days’ notice of the place, day and time of the meeting in writing or in an electronic communication to our shareholders. Any other general meeting (called an extraordinary general meeting) requires no less than fourteen clear days’ notice in writing or in an electronic communication. In addition, provided that it has been authorized by an ordinary resolution of shareholders and certain other requirements are complied with, a notice may instead of being sent to shareholders, be published on our website. Our business may be transacted at a general meeting only when a quorum of shareholders is present. Two persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member, constitute a quorum. Nasdaq’s Global Select Market’s marketplace rules, which apply to all companies listed on the Nasdaq Global Select Market, state in Rule 4350(f) that the minimum quorum for any meeting of holders of a company’s common stock is 33 1/3% of the outstanding shares.

As a result, we requested, and the Nasdaq Global Select Market granted to us, an exemption from compliance with the Rule 4350(f) requirement.

The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the 1991 Law including:

•	the consideration of our annual financial statements and report of our independent accountants;

•	the election of directors; and

•	the appointment of independent auditors.

Voting Rights

Subject to any special terms as to voting on which any shares may have been issued or may from time to time be held, at a general meeting, every shareholder who is present in person (including any corporation present by its duly authorized representative) shall on a show of hands have one vote and every shareholder present in person or by proxy shall on a poll have one vote for each share of which he is a holder. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. The Articles of Association include a new provision that for as long as our shares are admitted to trading on the London Stock Exchange or on the Nasdaq Global Select Market, at any general meeting a resolution put to the meeting shall be decided on a poll.

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

Dividends

Subject to the provisions of the 1991 Law and of the Articles of Association, we may, by ordinary resolution, declare dividends to be paid to shareholders according to their respective rights and interests in our profits. However, no dividend shall exceed the amount recommended by us. Subject to the provisions of the 1991 Law, we may pay an interim dividend, including a dividend payable at a fixed rate, if an interim dividend appears to us to be justified by our distributable reserves.

Except as otherwise provided by the rights attached to any shares, all dividends shall be declared and paid according to the amounts paid up, otherwise than in advance of calls, on the shares on which the dividend is paid. All dividends, interest or other sum payable and unclaimed for 12 months after having become payable may be invested or otherwise made use of by the board for our benefit until claimed. All dividends unclaimed for a period of 12 years after having been declared or become due for payment shall, if we so resolve, be forfeited and shall cease to remain owing by us.

We may, with the authority of an ordinary resolution, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of those ways.

We may also with the prior authority of an ordinary resolution, and subject to such conditions as we may determine, offer to holders of shares the right to elect to receive new shares, credited as fully paid, instead of the whole, or some part, to be determined by us, of any dividend specified by the ordinary resolution.

The Board now has a discretion under the Articles of Association to pay dividends in a currency other than US dollars.

Ownership Limitations

Our Articles of Association and the 1991 Law do not contain limits on the number of shares that a shareholder may own.

Distribution of Assets on a Winding-Up

If we are wound up, we may, with the sanction of a special resolution and any other sanction required by law, divide among the shareholders in specie the whole or any part of our assets provided that no shareholder shall be compelled to accept any assets upon which there is a liability. For that purpose, the liquidator, or the directors (where there is no liquidator) may value any assets and determine how the dividend shall be carried out as between the shareholders or vest the whole or any part of the assets in trustees on such trusts for the benefit of the shareholders.

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

The Articles of Association no longer contain an absolute discretion to refuse to register any transfer of a share. We may, in exceptional circumstances approved by the Financial Services Authority, refuse to register the transfer of shares provided that such refusal would not disturb the market in those shares. Subject to the requirements of the Financial Services Authority, we may, in our absolute discretion and without giving any reason, refuse to register any transfer of a certificated share on which we have a lien, provided that where any such shares are admitted to the Official List of the Financial Services Authority such discretion may not be exercised in a way which the United Kingdom Listing Authority or the London Stock Exchange regards as preventing dealings in the shares of the relevant class or classes from taking place on an open or proper basis.

We may also refuse to register a transfer of certificated shares unless the instrument of transfer is:

• lodged at the registered office of the Company for the time being or another place that we may from time to time determine accompanied by the certificate for the shares to which it relates and any other evidence as we may reasonably require to show the right of the transferor to make the transfer;

•	it is in respect of only one class of shares; and

•	in favor of not more than four transferees.

The provisions relating to notice of the closure of the share register have been amended and unless otherwise permitted by the Companies (Uncertificated Securities) (Jersey) Order 1999, we may not close any register relating to a participating security without the consent of the approved operator of the relevant system.

Variation of Rights

If at any time our share capital is divided into shares of different classes, any of the rights for the time being attached to any share or class of shares may be varied or abrogated in the manner, if any, that is provided by the rights or, in the absence of any such provision, either with the consent in writing of the holders of a majority in nominal value of the issued shares of the class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the issued shares of that class. The quorum at that meeting shall be persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and at an adjourned meeting, if a quorum as stated is not present, the shareholders that are present shall be a quorum.

The special rights conferred upon the holders of any shares of class of shares issued with preferred, deferred or other special rights shall (unless otherwise expressly provided by the terms of issue of such shares of under the Articles of Association) be deemed not to be varied or abrogated by the creation or issue of further shares or further classes of shares ranking pari passu therewith.

Capital Calls

Subject to the terms of allotment of shares, we may from time to time make calls on the members in respect of any monies unpaid on the shares, whether in respect of nominal value or premium, and not payable on a fixed date. A member must receive fourteen days’ notice of any call and any call is deemed to be made when the resolution of the board authorizing such call was passed.

If any call is not paid on or before the date appointed for payment, the person liable to pay that call shall pay interest on the amount unpaid from the day upon which it became due and payable until it and any expenses incurred by us as a result of the non-payment are paid at the HSBC bank’s base rate plus two per cent. per annum or the rate fixed by the terms of the allotment of the share such amount of interest as we may determine provided that we may waive payment of the interest wholly in part.

Unless we otherwise determine, no member shall be entitled to receive any dividend or to be present or to vote, either in person or by proxy, at any general meeting or at a separate meeting of the holders of a class of shares or on a poll, or be included in a quorum, or to exercise other rights conferred by membership in relation to the meeting or poll, unless and until any outstanding calls in respect of his shares are paid.

Borrowing Powers

We may exercise all of our powers to borrow money and to mortgage or charge all or any part of our undertaking, property and assets, present and future, and uncalled capital and, subject to the provisions of the 1991 Law and the Articles of Association, to issue debentures and other loan stock and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any third party.

Issue of Shares and Preemptive Rights

Subject to the provisions of the 1991 Law and subject to and without prejudice to any rights attached to any shares, we may issue shares with any rights or restrictions attached to them as we may from time to time determine by ordinary resolution, or if no ordinary resolution has been passed or an ordinary resolution does not make specific provision, as we may determine. Subject to provisions of the 1991 Law, we may issue shares that are redeemable or are liable to be redeemed at our option or the option of the holder holding such redeemable shares. Subject to the provisions of the 1991 Law the unissued shares at the date of adoption of the Articles of Association and shares created thereafter shall be at our disposal. We cannot issue shares at a discount.

Following the adoption of the new Articles of Association (at the 2011 annual general meeting of shareholders of the company), they now contain pre-emption rights. Before allotting any Equity Securities (as defined in the Articles of Association) such Equity Securities are to be offered to holders of ordinary shares on the same or more favorable terms and in the same proportion of those shares in nominal value held by the holder of the ordinary shares. Equity Securities shall not be allotted unless the period during which any such offer may be accepted by the relevant current holders has expired or we have received notice of the acceptance or refusal of every offer made to holders. Pre-emption rights do not apply where a shareholder has renounced his right for those allotted shares, shares are to be allotted under an Employee Share Scheme, shares are to be allotted otherwise for cash or the allotment is in relation to an issue of bonus shares. Shareholders must have a period of at least fourteen days in which to accept the offer and the offer may not be withdrawn within this period. The pre-emption rights may be disapplied by a special resolution for the allotment of Equity Securities wholly for cash either generally or in respect of a specific allotment where the authority granted pursuant to the special resolution is for a certain period of time. A proposed special resolution disapplying the pre-emption rights must be recommended by the directors who must give the shareholders their reasons for making the recommendations and if known, the amount to be paid to us in respect of the Equity Securities to be allotted.

Interests in Shares

We can give notice to any person who is interested in shares or who has been interested in the shares at anytime during the three years preceding the date on which the disclosure notice is issued. If the interested party holds less than 0.25% of shares in a class and does not provide the information requested by us within a reasonable time, the shareholder shall not be entitled to attend or vote at any general meeting. If the interested party holds at least 0.25% of shares in a class and does not provide the information requested by us within a reasonable time, the shareholder shall not be entitled to (i) attend or vote at any general meeting; (ii) receive dividends; (iii) be allotted shares in lieu of dividends; and (iv) transfer shares. Notwithstanding these prohibitions, the interested party can still trade his shares on the London Stock Exchange.

The new Articles of Association provide that if at any time we have a class of shares admitted to trading on the London Stock Exchange, we must comply with the vote holder and issuer notification rules set out in Rule 5 of the UK Disclosure Rules and Transparency Rules (‘DTRs’), which shall apply to us and our shareholders. Shareholders have to make notifications of changes in major shareholdings. Sanctions imposed where the provisions of Rule 5 of the DTRs are not followed included suspension of voting and/or dividend rights.

Directors obliged to notify us of their shareholding in the Company

The requirements of Rule 3 of the DTRs have been introduced in the new Articles of Association and directors are obliged to notify us of their shareholding. A director is also required to notify us of any increase in the number of shares it holds and if it disposes of any shares. Notification must also be given by a director where he has entered into an option or warrant to acquire or dispose of shares. The notification obligation is quite wide as it also extends to any shares held by a director’s spouse or civil law partner; child or step-child, and any of their siblings; and any relative of a director who has shared the same household with the Director over 12 months preceding the director’s appointment. A director is also required to notify us if he or any of his family members’ hold

33% of the voting rights of a corporate entity. We are also under an obligation to use our reasonable endeavors to procure that the directors and those discharging managerial responsibilities and their connected persons comply with Rule 3 of the DTRs.

Meetings of the Board of Directors

Any director may, and the secretary at the request of a director shall, call a board meeting at any time. Notice is deemed to be duly given to a director if it is given to him personally, by word of mouth, by electronic communication or in writing. A director may waive this notice requirement, either prospectively or retrospectively.

Subject to our Articles of Association our board of directors may meet for the conducting of business, adjourn and otherwise regulate its proceedings as it sees fit. The quorum necessary for the transaction of business may be determined by the board of directors and unless otherwise determined shall be two directors. A duly convened meeting of the board of directors at which a quorum is present is necessary to exercise all or any of the board’s authorities, powers and discretions.

Our board of directors may delegate to any director holding an executive office any of its powers, authorities and discretions for such time, on such terms and subject to such conditions as it sees fit. In particular, it may grant the power to sub-delegate and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the director. Such delegation can be revoked at any time or its terms and conditions altered. Our board of directors may also delegate any of its powers, authorities and discretions for such time and on such terms and subject to such conditions as it sees fit to any committee consisting of one or more directors (if thought fit) one or more other persons, or to a person who need not be a director. The powers, authorities and discretions that our board of directors may delegate, may include all powers and discretions whose exercise involves or may involve the payment of remuneration or the conferring of any other benefit on all or any of the directors.

Any person, committee or sub-committee to whom our board of directors has delegated powers, shall in exercising such powers conform to any regulations or charters which may from time to time be imposed by the board and which may provide for members of the committee who are not directors to have voting rights as members of the committee / sub-committee but so that (a) the number of members who are not directors shall not be less than one-half of the total number of members of the committee / sub-committee and (b) no resolution of the committee / sub-committee shall be effective unless a majority of the members of the committee / sub-committee present throughout the meeting are directors.

The new Articles of Association have replaced the specific provisions for the establishment of a Remuneration and Nomination Committee by provisions setting out in general terms the power of the Board to delegate its powers.

Remuneration of Directors

Our directors shall be entitled to receive by way of fees for their services as directors any sum that we may from time to time determine, not exceeding in aggregate $750,000 per annum or any other sum as we, by ordinary resolution in a general meeting, shall from time to time determine. That sum, unless otherwise directed by ordinary resolution of us by which it is voted, shall be divided among the directors in the proportions and in the manner that the board determines or, if the board has not made a determination, equally. The directors are entitled to be repaid all traveling, hotel and other expenses properly incurred by them in or about the performance of their duties as directors.

Subject to the 1991 Law, the Articles of Association and the requirements of the London Stock Exchange and any other relevant stock exchange, our board of directors may now arrange for part of a fee payable to a director to be provided in the form of fully-paid shares in our capital. The amount of the fee payable will be at the board’s discretion and shall be applied in the purchase or subscription of shares on behalf of the relevant director. In the case of a subscription of shares, the subscription price per share shall be deemed to be the closing middle-market quotation for a fully paid share of the Company of that class as published in the Daily Official List of the Nasdaq Global Select Market (or such other quotation derived from such other source as our board of directors may deem appropriate) on the day of subscription.

The salary or remuneration of any director appointed to hold any employment or executive office may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the board of directors, and may be in addition to or in lieu of any fee payable to him for his services as director.

Pensions and Gratuities for Directors

We may exercise all of our powers to provide and maintain pensions, other retirement or superannuation benefits, death or disability benefits or other allowances or gratuities for persons who are or were directors of any company in our group and their relatives or dependents. For this purpose, our board of directors may establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums.

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

Restrictions on Directors’ Voting

Except as provided in our Articles of Association, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board or of a committee of the board concerning any contract, arrangement, transaction or any other proposal whatsoever to which we are or any of our subsidiary undertakings are or will be a party and in which he has an interest which is to his knowledge a material interest (otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through us), unless the resolution concerns any of the following matters:

•

the giving of any guarantee, security, or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of us or any of our subsidiary undertakings;

•

the giving of any guarantee, security or indemnity in respect of a debt or obligation of ours or any of our subsidiary undertakings for which he himself has assumed responsibility in whole or in part either alone or jointly with others under a guarantee or indemnity or by the giving of security;

•

a contract, arrangement, transaction or proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

•

a contract, arrangement, transaction or proposal to which we are or will be a party concerning another company (including any of our subsidiary undertakings) in which he, is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a “relevant company”), if he does not hold an interest in five per cent. or more of either any class of the equity share capital of or the voting rights in the relevant company;

•

a contract, arrangement, transaction or proposal for the benefit of our employees or any of our subsidiary undertakings (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; and

•	a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy for the benefit of directors or for the benefit of persons including directors

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

Directors’ Appointment and Retirement by Rotation

Directors may be appointed by ordinary shareholder resolution or by the board. A director appointed by the board shall hold office only until the next annual general meeting and shall not be taken into account in determining the number of directors who are to retire by rotation. A director shall not be required to hold any of our shares.

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

Under the new Articles of Association, directors no longer have power to appoint alternate directors.

Untraced Shareholders

The provisions governing untraced shareholders and the power of sale have been updated in the new Articles of Association. Subject to the Companies (Uncertificated Securities) (Jersey) Order 1999, we may sell any of our shares registered in the name of a shareholder remaining untraced for 12 years who fails to communicate with us following advertisement of an intention to make such a disposal. Until we can account to the shareholder, the net proceeds of sale will be available for use in our business or for investment, in either case at our discretion. The proceeds will not carry interest and we are not required to account for money earned on it .

CREST

The Companies (Amendment No. 4) (Jersey) Law 1998 and the Companies (Uncertificated Securities) (Jersey) Order 1999 allow the holding and transfer of shares under CREST, the electronic system for settlement of securities in the United Kingdom. Our Articles of Association already provide for our shares to be held in uncertificated form in accordance with the Companies (Uncertificated Securities) (Jersey) Order 1999.

Purchase of Shares

Subject to the provisions of the 1991 Law, we may purchase any of our own shares of any class, including redeemable shares. The 1991 Law provides that we may, by special resolution approve the acquisition of our own shares from any source, but only if they are fully paid.

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

Jersey Law and Our Memorandum and Articles of Association

The content of our Memorandum and Articles of Association is largely derived from an established body of corporate law and therefore they mirror the 1991 Law. Jersey company law draws very heavily from company law in England and there are various similarities between the 1991 Law and the English Companies Act 1985 which has now been replaced by the English Companies Act 2006. . However, the 1991 Law is considerably shorter in content than the English statutes and there are some notable differences between English and Jersey company law. There are, for example, no provisions under Jersey law (as there are under English law):

•

controlling possible conflicts of interests between us and our directors, such as loans by us or directors, directors’ service contracts, substantial property transactions and contracts between us and our directors other than a duty on directors to disclose an interest in any transaction to be entered into by us or any of our subsidiaries which to a material extent conflicts with our interest;

•

specifically requiring particulars to be shown in our accounts of the amount of loans to officers or directors’ emoluments and pensions, although these would probably be required to be shown in our accounts in conformity to the requirement that accounts must be prepared in accordance with generally accepted accounting principles;

•	requiring us to file details of charges other than charges of Jersey realty;

•	as regards statutory preemption provisions in relation to further issues of shares.

•	prohibiting the giving of financial assistance by public companies; or

•	requiring compliance with Rule 5 of the DTRs.

Under Article 143 of the 1991 Law, the court may make an order giving relief, including regulation of our affairs requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by any of our other shareholders and any other consequential orders.

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

C. MATERIAL CONTRACTS

1. Agreement between Randgold Resources Limited and DTP Terrassement, dated July 26, 2010.

We entered into an Agreement with DTP Terrassement with respect to the equipment for the Gounkoto mine.

2. Employment Contract between Randgold Resources Limited and Graham P. Shuttleworth, dated August 3, 2010.

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

3. Executive Service Agreement between Randgold Resources Limited and Dennis Mark Bristow, dated June 13, 2011.

We entered into an employment contract with Dr. Bristow in respect of his position as Chief Executive Officer. Pursuant to the employment contract, Dr. Bristow’s employment will continue for an indefinite period unless terminated by either party upon not less than six months’ prior written notice. The employment contract provides that Dr. Bristow’s salary is $1,500,000 per annum, subject to review by the board of directors annually. In addition, the employment contract provides that Dr. Bristow is eligible to participate in the Randgold Resources Limited Annual Bonus Plan, and that the board of directors will consult with Dr. Bristow with respect to the establishment of performance targets and goals under the Bonus Plan.

4. Executive Service Agreement between Randgold Resources Limited and Graham P. Shuttleworth, dated June 13, 2011.

We entered into an employment contract with Mr. Shuttleworth in respect of his position as Chief Financial Officer. Pursuant to the employment contract, Mr. Shuttleworth’s employment will continue for indefinite period unless terminated by either party upon not less than six months’ prior written notice. The employment contract provides that Mr. Shuttleworth’s salary is £390,000 per annum, subject to review by the board of directors annually. In addition, the employment contract provides that Mr. Shuttleworth is eligible to participate in the Randgold Resources Limited Annual Bonus Plan, and that the board of directors will consult with Mr. Shuttleworth with respect to the establishment of performance targets and goals under the Bonus Plan.

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

E. TAXATION

Material Jersey Tax Consequences

General

The following summary of the anticipated tax treatment in Jersey in relation to the payments on the ordinary shares and ADSs is based on the taxation law and practice as it is understood to apply at the date of this Annual Report, and does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice (including such tax law and practice as it applies to any land or building situate in Jersey). Prospective investors should be aware that the relevant fiscal rules and practice and their interpretation may change. We encourage you to consult your own professional advisers on the implications of subscribing or buying, holding, selling, redeeming or disposing of ordinary shares or ADSs and the receipt of interest and distributions, whether or not on a winding-up, with respect to the ordinary shares or ADSs under the laws of any jurisdiction in which they may be liable to taxation.

We are subject to Jersey income tax at the rate of zero percent in accordance with the Income Tax (Jersey) Law 1961, as amended (the “Income Tax Law”).

The Income Tax Law provides that the standard rate of income tax on profits of a non-financial service company regarded as resident in Jersey or having a permanent establishment in Jersey will be zero percent.

As a non-financial service company subject to tax at the rate of zero percent, we will not be liable for Jersey income tax other than on income arising from Jersey land or property.

Currently, there is no double tax treaty or similar convention between the US and Jersey.

Goods and Services Tax

Jersey has a tax on goods and services supplied in the island (“GST”). GST is not chargeable on supplies of goods and/or services made by us outside of Jersey and we will only incur GST on goods and/or services provided to us by GST registered businesses in Jersey.

Taxation of Dividends

Dividends are declared and paid gross in US dollars although under the Articles of Association, dividends may now be payable in currency other than US dollars. Under the existing Jersey law, payments in respect of the ordinary shares and ADSs, whether by dividend or other distribution paid to shareholders (other than to residents in Jersey), will not be subject to any taxation in Jersey and no withholding in respect of taxation will be required on those payments to any holder of our ordinary shares or ADSs.

Prior to 2012, the Income Tax Law made provision for the taxation of an individual who is a shareholder or ultimate beneficial owner resident in Jersey who owns 2% or more of the shares of a company resident in Jersey or with a permanent establishment in Jersey, however with effect from 1 January 2012 these rules have been repealed.

Taxation of Capital Gains and Estate and Gift Tax

Under current Jersey law, there are no death or estate duties, capital gains, gift, wealth, inheritance or capital transfer taxes. No stamp duty or other transfer tax is levied in Jersey on the issue or transfer of ordinary shares or ADSs unless such transfer conveys the right to occupy Jersey land. Probate Stamp Duty (“PSD”) is charged on the application for Grants of Probate and Letters of Administration. For individuals domiciled in Jersey, the whole of their estate is subject to PSD, while for individuals domiciled outside of Jersey, just their Jersey situs assets (including shares in Jersey companies) are subject to PSD. The current rates of PSD are:

a. on estates which do not exceed £10,000 no PSD is due;

b. on estates of more than £10,000, but which do not exceed £100,000, PSD is due at the rate of 0.5%;

c. on estates of more than £100,000, PSD of £500 is due in respect of the first £100,000 of value and then 0.75% on the value of the estate exceeding £100,000.

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

Individual US holders are eligible for reduced rates of US Federal income tax (currently a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2013. Absent legislative action to extend the current treatment for qualified dividend income, dividends paid after December 31, 2012, will be subject to tax, as ordinary income, at rates up to 39.6%. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met and either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty which provides for the exchange of information. For this purpose, ADSs listed on the Nasdaq exchange are considered to be readily tradable on an established securities market in the United States. Therefore, we currently believe that dividends paid with respect to our ordinary shares and ADSs will constitute qualified dividend income for US federal income tax purposes, provided the individual US holders of our shares and ADSs meet certain holding period requirements. However, if we are a passive foreign investment company, as discussed below under the heading “Passive Foreign Investment Company Rules”, in the taxable year of the distribution or the preceding tax year, the dividends paid with respect to our ADSs will not constitute qualified dividend income. US holders are urged to consult their own tax advisors regarding the classification of any distributions from us as qualified dividend income.

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

We believe that we currently are not a PFIC and do not expect to become a PFIC in 2012. However, there is significant uncertainty in the application of the PFIC rules to mining enterprises such as ourselves as a result of the interplay of several sets of tax rules. In addition, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, the market price of our ordinary shares, and the amount and type of our gross income, we cannot assure you that we will not become a PFIC in the future or that the US Internal Revenue Service will agree with our conclusion that we are not a PFIC now.

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

Under the Hiring Incentives to Restore Employment Act (the “HIRE Act”, which was signed into law on March 18, 2010, a US holder who beneficially owns stock in a PFIC is required to file an annual information return with the Internal Revenue Service. However, the Internal Revenue Service suspended this new reporting requirement until such time that the Internal Revenue Service releases a revised Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) to reflect the requirements of the HIRE Act. US holders are urged to consult their own tax advisors regarding this new reporting obligation and how it may apply to their particular circumstances.

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

Under legislation enacted in 2010, certain US holders are required to report to the Internal Revenue Service information about their investment in ordinary shares of ADSs not held through an account with a domestic financial institution. US holders who fail to report required information are subject to substantial penalties. US holders should consult their own tax advisors regarding this reporting obligation and how it may apply to their particular circumstances.

Material United Kingdom Tax Considerations

The following statements do not constitute tax advice and are intended as a general guide only to the U.K. tax position under current U.K. tax legislation, and published HM Revenue & Customs (“HMRC”) practice as at the date of this document, both of which are subject to change at any time, possibly with retrospective effect. These statements deal only with the position of shareholders who are resident (and, in the case of individuals only, ordinarily resident and domiciled) solely in the U.K. for tax purposes (except where the position of a non-U.K. tax resident shareholder is expressly referred to), who hold their ordinary shares or ADSs as an investment and who are the absolute beneficial owners of the ordinary shares or ADSs and of all dividends of any kind paid in respect of them in circumstances where the dividends paid are regarded for U.K. tax purposes as that person’s own income (and not the income of some other person). The tax position of certain categories of shareholders who are subject to special rules (such as persons acquiring their shares or ADSs (or deemed to acquire their shares or ADSs) in connection with an employment or office, dealers in securities, insurance companies and collective investment schemes and shareholders owning 10% or more of the ordinary shares or voting power, rights to profit or capital of the company) is not considered. Any shareholder who is in doubt as to their tax position regarding the acquisition, ownership or disposal of their ordinary shares or ADSs, or who are subject to tax in a jurisdiction other than the U.K., should consult their own independent tax adviser.

Dividends

A person having an interest in ADSs or ordinary shares who is not a resident in the U.K. will not be subject to tax in the U.K. on dividends paid on ordinary shares or ADSs, unless that person carries on a trade, profession or vocation in the U.K. (and, if that person is a company, does so through a permanent establishment) to which the ordinary shares or ADSs in question are attributable.

A person having an interest in ADSs or ordinary shares who is resident in the U.K. and is not a body corporate will, in general, be subject to U.K. income tax on dividends paid by us.

A U.K. resident body corporate holding an interest in ADSs or ordinary shares should not generally be taxable on dividends paid by us.

A U.K. resident individual shareholder will be entitled to a tax credit, which may be set off against the shareholder’s total income tax liability on the dividend. The value of the tax credit is currently 10% of the aggregate of the dividend and the tax credit (the “Gross Dividend”), which is also equal to one-ninth of the cash dividend received.

Such an individual U.K. resident shareholder who is liable to income tax at the basic rate will be subject to tax on the dividend at the rate of 10% of the Gross Dividend, so that any tax credit will satisfy in full such shareholder’s liability to income tax on the dividend.

An individual shareholder who is liable to income tax at the 40% tax rate will be taxed at the rate of 32.5% on the Gross Dividend. Any tax credit will be set against, but not fully match, the shareholder’s tax liability on the Gross Dividend and such shareholder will have to account for additional income tax equal to 22.5% of the Gross Dividend (which is equal to 25% of the cash dividend received) to the extent that the Gross Dividend falls within the 40% tax band.

From April 6, 2010 a tax rate of 50% for taxable income above £150,000 was introduced. Dividends that fall into the 50% tax bracket will be liable to income tax at a rate of 42.5% of the Gross Dividend. Any tax credit will be set against, but not fully match, the shareholder’s tax liability on the Gross Dividend and such shareholder will have to account for additional income tax equal to 32.5% of the Gross Dividend (this equates to 36.1% of the cash dividend received) to the extent that the Gross Dividend, when treated as the top slice of the shareholder’s income, falls above the threshold for the 50% rate of tax.

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

Individuals who left the UK after being UK resident who were resident in the U.K. for four out of seven tax years prior to departure, and who return to the U.K. before five complete tax years following departure will be subject to U.K. capital gains tax in the year of return on any gains realized on the disposal during the period of absence of any assets which were owned before taking up residence abroad.

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

The first £10,600 of an individual’s net chargeable gains are exempt. The balance is taxed at 18% for gains that fall within the individual’s otherwise unused basic rate income tax band (currently £35,000 and falling to £34,370 from April 6, 2012) and 28% thereafter.

A body corporate will generally be subject to U.K. corporation tax on chargeable gains at the standard rate of U.K. corporation tax (which is reducing from 26% to 24% from April 1, 2012).

Inheritance Tax

Liability to U.K. inheritance tax may arise on the death of an individual having an interest in ADSs or ordinary shares, or on a gift (or disposal at an undervalue) of ordinary shares or ADSs by an individual, who is domiciled, or deemed to be domiciled, in the U.K.

U.K. inheritance tax may still be relevant for individuals who are neither domiciled nor deemed to be domiciled in the U.K. in respect of U.K. property. U.K. property is generally liable to U.K. inheritance tax subject to Double Tax Treaty provisions. This is a complicated area and individuals should consult their own independent tax adviser.

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

Stamp duty reserve tax “SDRT” will not be payable on an unconditional agreement to transfer ADSs or ordinary shares, provided there is no register in the United Kingdom in respect of the ordinary shares and provided the ordinary shares are not paired with any U.K. shares.

In should be noted that certain categories of person (for example, market makers, brokers, and dealers) are not liable to stamp duty or SDRT and others may be liable at a higher rate (for example, persons connected with depository arrangements and clearance services) or may, although not primarily liable for the tax, be required to notify and account for it under the SDRT Regulations 1986.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

You may request a copy of our US Securities and Exchange Commission filings, at no cost, by writing or calling us at Randgold Resources Limited, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands. Attention: M. A. Welsh, Telephone: 0 44 1534-735-333. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices at 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands.

A copy of each document (or a translation thereof to the extent not in English) concerning us that is referred to in this Annual Report, is available for public view at our principal executive offices at 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands. Attention: M.A. Welsh, Telephone: 0 44 1534-735-333.

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

The Morila hedge book was closed out in 2004, and the final delivery into the Loulo hedge book was in 2010.

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

Loulo’s hedging was administered by our finance department which acted upon the recommendations of a hedging committee within the guidelines of a policy set by our board. The hedging was entered into in terms of a requirement of the Loulo Loan. The Loulo loan and our hedging arrangements were with a consortium of financial lenders: NM Rothschild, SG Corporate and Investment Bank, ABSA Bank and HVB Group. The Loulo Loan had in early May 2007 been replaced by a Revolving Credit Facility, which was terminated in 2009.

All of Loulo’s derivative transactions previously had to be in compliance with the terms and conditions of the Loulo loan agreement. That agreement placed a limit on derivative transactions of 70% of Loulo’s forecast production for a given year. Our board agreed as part of the financing arrangements for the development of Loulo that some gold price protection be secured. The last remaining gold price forward sales contracts were delivered into during 2010.

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

$000	2011	2010
Level of exposure of foreign currency risk Carrying value of foreign currency balances

Cash and cash equivalents includes balances denominated in:
• Communauté Financière
Africaine franc (CFA)	3,424	24,532
• Euro (EUR)	26,281	3,439
• South African rand (ZAR)	11,640	502
• Canadian dollar (CAD)	1,013	1,155
Trade and other receivables include balances denominated in:
• Communauté Financière
Africaine franc (CFA)	29,933	18,578
• Euro (EUR)	25	1
• South African rand (ZAR)	1,989	345
Trade and other payables includes balances denominated in:
• Communauté Financière
Africaine franc (CFA)	(74,069)	(5,453)
• Euro (EUR)	1,086	(3,949)
• South African rand (ZAR)	(2,161)	(3,583)
• British pound (GBP)	(1,549)	(51)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the group which is the US dollar. Set out below is the impact of a 10.0% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments.

Level of exposure of foreign currency risk (continued)	Closing exchange Rate	Effect of 10.0% strengthening of US dollar on net earnings and equity
At December 31, 2011
• Euro (EUR)	0.7723	2,522
• Communauté Financière Africaine franc (CFA)	517.38	10,743
• South African rand (ZAR)	8.1421	1,579
At December 31, 2010
• Communauté Financière Africaine franc (CFA)	504.68	3,766

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

During 2004, a hedging program totaling 365,000 ounces was put in place in terms of a requirement of the Loulo loan. We have used four counterparties for our hedge book. These counterparties are international banks which have not failed to perform as required under our hedging arrangements.

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

All remaining gold price forward sales contracts were delivered into during 2010.

During the year ended December 31, 2008, we sold 427,713 ounces of gold at an average price of $792 per ounce. At the average spot gold price for the year of approximately $871 per ounce, product sales would have amounted to approximately $373 million for the year, an increase of approximately $34 million in sales.

During the year ended December 31, 2009, we sold 486,324 ounces of gold at an average price of $893 per ounce. At the average spot gold price for the year of approximately $972 per ounce, product sales would have amounted to approximately $473 million for the year, an increase of approximately $40 million in sales.

During the year ended December 31, 2010, we sold 413,262 ounces of gold at an average price of $1,180 per ounce. At the average spot gold price for the year of approximately $1,224 per ounce, product sales would have amounted to approximately $506 million for the year, an increase of approximately $21 million in sales.

Interest Rate Sensitivity

We generally do not undertake any specific actions to cover our exposure to interest rate risk and at December 31, 2011 were not party to any interest rate risk management transactions.

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

At December 31, 2011 the fair value of our borrowings, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $0 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of the three month LIBOR rate is negligible.

As our net earnings exposure with respect of debt instruments was mostly to the one month LIBOR, the hypothetical loss was modeled by calculating the 10% adverse change in one month LIBOR multiplied by the fair value of the respective debt instrument.

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in Mali and Côte d’Ivoire. The gold produced is sold to the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. Included in receivables is $36.2 million (2010: $14 million) including indirect taxes owing to Morila and Loulo by the State of Mali, which are denominated in FCFA, which holds some credit risk for the group. $5.4 million (2010: $4.5 million) of TVA balances across the mines were past due but not impaired, as agreements are ongoing with governments for the recovery of those amounts. See “Risk Factors.”

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

• Foreign currency conversion into U.S. dollars

Depositary Payments for 2011

For the year ended December 31, 2011, our Depositary made no payments on our behalf in relation to our ADR program.

In July 2011, we entered into letter agreement with the Depositary providing for the Depositary’s payment to us of certain fees, including a fee of $900,000 per year for five years, subject to the satisfaction of specified conditions. The Depositary paid $900,000 in fees to us in 2011 pursuant to the letter agreement.

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

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures: As of December 31, 2011 (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the evaluation date, the company’s disclosure controls and procedures, including controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported within the required time periods.

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

Our management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.

Based on this assessment management concluded that, as of the evaluation date, the company’s internal control over financial reporting is effective based upon those criteria.

(c) Changes in Internal Control Over Financial Reporting: There have been no changes in the company’s internal control over financial reporting identified in connection with the evaluation that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect the company’s internal control over financial reporting.

(d) Attestation Report of the Registered Public Accounting Firm: The company’s independent registered accounting firm, BDO LLP, has issued an audit report on the effectiveness of the company’s internal control over financial reporting. See report of BDO LLP, an Independent Registered Public Accounting Firm included under “Item 18 – Financial Statements”, on page F-1.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Membership of the company’s audit committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act. The company’s board determined that Dr. K. Voltaire, the current chairman of the audit committee, was an “audit committee financial expert” as defined in Item 16A of Form 20-F. Dr. Voltaire and each of the other members of the audit committee (being Mr. C.L. Coleman and Mr. A.J. Quinn) are independent directors. All three members of the committee have considerable financial knowledge and experience to assist in overseeing and guiding the board and the company in respect of audit and corporate governance disciplines.

The committee is guided by its terms of reference, the mandate as delegated by the board is ensuring the integrity of financial reporting and adequacy of governance, internal control and risk management policies and procedures throughout the company and its operations.

Item 16B. Code of Ethics

In order to comply with the company’s obligations in terms of the Sarbanes-Oxley Act and in the interests of good governance, the company has systems and procedures to introduce, monitor and enforce its ethical codes and the board has adopted a code of ethics that applies to all employees and a code of ethics for the Chief Executive Officer, Chief Financial Officer and all financial officers. The codes of ethics may be found on the company’s website, www.randgoldresources.com.

In addition, the company has adopted a whistle-blowing policy that encourages employees and other stakeholders to confidentially and anonymously report acts of an unethical or illegal nature that affect the company’s interests. The whistle-blowing policy applies to all companies and operations in the group and provides a channel for individuals to confidentially raise any concerns about business practices or acts that are in conflict with the company’s business principles, unlawful, or financial malpractice in the company and its managed operations. The program, which is monitored by the audit committee, makes available a selection of telephonic, email and mail communication channels as a medium for reporting. Reports are received by the general counsel and secretary and are referred to the internal audit function or an appropriate manager for investigation and resolution. A report is provided to the audit committee on a quarterly basis. The process encourages reports to be made in good faith in a responsible and ethical manner. Employees are encouraged to first seek resolution of alleged malpractices through discussion with their direct managers, if appropriate, or, if unresolved, they should report these through the whistle-blowing line or directly to internal audit.

Item 16C. Principal Accountant Fees and Services

BDO LLP has served as our independent registered public accounting firm for the financial years ended December 31, 2011, 2010 and 2009.

The following table presents the aggregate fees for professional services and other services rendered by our Independent Registered Public Accounting Firm to us in 2011 and 2010.

	2011 $	2010 $
	(in millions)
Audit Fees (1)	0.6	0.7
Audit-related Fees (2)	—	—
Tax Fees	—	—
All Other Fees (3)	—	—
Total	$0.6	$0.7

(1)	The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include our audit and statutory audits.
(2)	Audit-related fees include fees billed relating to comfort letters and consents; attest services; and assistance with and review of documents filed with the Securities and Exchange Commission and UK Listing Authority.
(3)	Other fees relate to other work performed in respect of the documents filed with the UK Listing Authority.

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

The Audit Committee met six times during 2011. At some of these meetings the committee met with the external audit partner and the finance director, to review the audit plans of the external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

During 2011, all Audit-related Fees provided to us by BDO LLP were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

No work was performed by persons other than BDO LLP’s full-time, permanent employees on the BDO LLP’s engagement to audit our financial statements for 2011 and 2010.

During 2011, the Audit Committee has overseen work undertaken to ensure compliance with the requirements of Section 404 of the Sarbanes Oxley Act.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Neither the issuer nor any affiliate of the issuer purchased any of our shares during 2011.

Item 16F. Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G. Corporate Governance

We are subject to a variety of corporate governance guidelines and requirements of Nasdaq, the London Stock Exchange and the SEC. We believe that we comply with the applicable corporate governance requirements. Although we are listed on the Nasdaq Global Select Market, we are not required to comply with all of Nasdaq’s corporate governance rules which are applicable to US companies. The significant ways in which the Nasdaq corporate governance rules differ for us, as a foreign company, are a reduced quorum requirement for shareholder meetings. In the year 2011 we were required to comply with the provisions of the United Kingdom Corporate Governance Code which was issued in the United Kingdom in June 2008. According to the provisions of the United Kingdom Corporate Governance Code we were in compliance with the provisions throughout the year, and we disclosed that Mr. R. I. Israel was considered independent by the board and an explanation was provided. In compliance with the United Kingdom Corporate Governance Code, Mr. R.I.Israel was subject to re-election on an annual basis and at our AGM on May 3, 2011 was re-elected. At the annual general meeting held in May 2011, Mr. Israel was re-elected. Mr. Israel is, however, retiring from the board at the conclusion of the annual general meeting to be held on April 30, 2012.

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

Reference is made to the financial statements, commencing on page F-1, and the financial statement schedule on page S-1.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1	Memorandum and Articles of Association of Randgold Resources Limited, as amended.

2.1	Memorandum and Articles of Association of Randgold Resources Limited, as amended (see Exhibit 1.1).

2.2+++	Form of Amended and Restated Deposit Agreement, dated as of October 14, 2009 among Randgold Resources Limited, The Bank of New York as Depositary, and owners and holders from time to time of American Depositary receipts issued thereunder.

2.3+++	Form of American Depositary Receipt.

2.4*	Excerpts of relevant provisions of the Companies (Jersey) Law 1991.

2.5*	Shareholder’s Agreement (English translation), dated June 23, 2000, between the State of Mali and Morila Limited.

4.1*	Deed Governing the Relationship Between the Parties Upon Admission between Randgold & Exploration Company Limited and Randgold Resources Limited, dated June 26, 1997 (Relationship Agreement).

4.2*	License Agreement, dated June 26, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.

4.3*	Agreement, dated December 21, 1999, between Société des Mines de Morila SA, Randgold Resources Limited and Morila Limited (loan from Randgold Resources Limited to Morila Limited).

4.4*	Sale of Shares Agreement, dated May 29, 2000, between AngloGold Limited, Randgold Resources Limited and Randgold Resources (Morila) Limited.

4.5*	Joint Venture Agreement, dated May 29, 2000, between AngloGold Limited and Randgold Resources Limited.

4.6*	Operator Agreement, dated May 29, 2000, between Société des Mines de Morila SA and AngloGold Services Mali SA.

4.7*	Cession of Shareholder’s Loan – Memorandum of Agreement, dated July 3, 2000, between Randgold Resources Limited and AngloGold Morila Holdings Limited.

4.8*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated February 25, 2000.

4.9*	Deed of Guarantee, dated August 25, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and SYPPS.

4.10*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated December 9, 1999.

4.11*	Deed of Guarantee given under the Morila Deferred Terms Agreement, dated March 3, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and Mopps.

4.12*	Morila Exploitation Permit (English translation).

4.13*	Transfer of Morila Exploitation Permit from Randgold Resources Limited to Morila SA.

4.14*	Randgold Resources Limited Share Option Scheme.

4.15+	Structured Precious Metals Option and Loan Confirmation, dated August 30, 2002, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.16+	Third Contract of Employment between Randgold Resources Limited and Roger Ainsley Ralph Kebble.

4.17+	Services Agreement between Randgold & Exploration Company Limited and Randgold Resources Limited, dated February 2, 2003.

4.18++	Shareholder Loan Agreement dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.19++	Termination Agreement, dated November 9, 2004, between Randgold Resources Limited and Mr. R.A.R. Kebble.

4.20++	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo S.A.

4.21++	International Swap Dealers Association Inc. Master Agreement, dated December 21, 2004, between Randgold Resources Limited and Absa Bank Limited.

4.22++	Amendment to Shareholders’ Loan Agreement, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.23#	Fifth Contract of Employment, dated January 31, 2005, between Randgold Resources Limited and Dennis Mark Bristow.

4.24§	Mining Contract Agreement, dated February 15, 2005, between Société des Mine de Loulo S.A. and BCM Mali S.A.

4.25§	Third Contract of Employment, dated April 20, 2006, between Randgold Resources Limited and Roger A. Williams.

4.26#	International Swap Dealers Association Inc. Master Agreement and Schedule thereto, dated April 23, 2007, between Fortis Bank NV/SA Limited and Randgold Resources Limited.

4.27#	International Swap Dealers Association Inc. Novation Agreement, dated April 23, 2007, between Randgold Resources Limited, Société Générale and Fortis Bank NV/SA.

4.28#	Revolving Credit Facility Agreement, dated May 1, 2007, among Randgold Resources (Somilo) Limited, Randgold Resources Limited, various Banks and Other Financial Institutions and NM Rothschild & Sons Limited.

4.29#	Charge Over Shares, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.30#	Charge Over Shares, dated May 8, 2007, between Mining Investments (Jersey) Limited and NM Rothschild & Sons Limited.

4.31#	Deed of Guarantee and Indemnity, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.32#	Deed of Guarantee and Indemnity, dated May 8, 2007, between Société des Mines de Loulo S.A. and NM Rothschild & Sons Limited.

4.33#	Deed of Assignment, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.34#	Registered Share Pledge Agreement, dated May 9, 2007, between Randgold Resources (Somilo) Limited and NM Rothschild & Sons Limited.

4.35##	Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.36###	Addendum to the Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.37###	Employment Contract, dated April 28, 2008, between Randgold Resources Limited and Dennis Mark Bristow.

4.38###	First Contract of Employment, dated April 28, 2007, between Randgold Resources Limited and Graham P. Shuttleworth.

4.39###	Addendum to the Joint Venture Agreement, dated April 22, 2008, between AngloGold Ashanti Limited and Randgold Resources Limited.

4.40###	Addendum to the Operatorship Agreement, dated April 22, 2008, between AngloGold Ashanti Limited, AngloGold Services Mali SA, Société des Mines de Morila SA and Mining Investments Jersey Limited.

4.41%	Project Management Agreement between La Société d’Opération Ivoirienne d’Électricité (SOPIE) and Randgold Resources C.I. – SARL, dated March 2009.

4.42%	Letter Agreement, dated September 18, 2008, between Randgold Resources (Côte d’Ivoire) Limited and New Mining Côte d’Ivoire SARL.

4.43%	Rules of the Randgold Resources Limited Restricted Share Scheme.

4.44%	Contract of Employment, dated July 1, 2008, between Randgold Resources Limited and Graham P. Shuttleworth.

4.45%%	Agreement between Randgold Resources Limited and AngloGold Ashanti Limited dated July 16, 2009.

4.46%%	Amendment dated July 27, 2009 to Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009.

4.47%%	Irrevocable Commitment from Randgold Resources Limited to Moto Goldmines Limited, dated July 27, 2009.

4.48**	Arrangement Agreement, dated August 5, 2009, between Randgold Resources Limited, 0858065 B.C. Limited and Moto Goldmines Limited.

4.49**	Protocole d’Accord, dated October 31, 2009, between Randgold Resources Limited, AngloGold Ashanti Limited, Moto Goldmines Limited, Kibali Goldmines S.P.R.L. and the Government of the Democratic Republic of The Congo.

4.50**	Share Purchase Agreement, dated October 31, 2009, between L’Office des Mines de Kilo-Moto, Randgold Resources Limited, AngloGold Ashanti Limited, Moto Goldmines Limited, Border Energy Pty Limited, Kibali (Jersey) Limited and Kibali Goldmines S.P.R.L.

4.51***	Agreement, dated July 26, 2010 between Randgold Resources and DTP Terrassement.

4.52***	Joint Venture Agreement, dated July 16, 2009 between Randgold Resources Limited and AngloGold Ashanti Limited

4.53***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Philippe Liétard.

4.54***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Norborne Cole Jr.

4.55***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Christopher L Coleman.

4.56***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Robert I Israel.

4.57***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Karl Voltaire.

4.58***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Kadri Dagdelen.

4.59***	Contract of Employment, dated August 3, 2010, between Randgold Resources Limited and Graham P. Shuttleworth.

4.60	Executive Service Agreement between Randgold Resources Limited and Dennis Mark Bristow, dated June 13, 2011.

4.61	Executive Service Agreement between Randgold Resources Limited and Graham P. Shuttleworth, dated June 13, 2011.

4.62	Appointment Letter, dated November 1, 2011, between Randgold Resources Limited and Andrew J. Quinn.

4.63	Rules of Restricted Share Scheme (amended 2012).

4.64	Rules of Co-Investment Plan.

4.65	Randgold Resources Share Option Scheme, as amended.

8.1	List of Subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of BDO LLP.

15.2	Consent of Shaun Gillespie.

15.3	Consent of Mark Odell.

15.4	Consent of Nick Kingaby.

15.5	Consent of Daniel Donald.

15.6	Consent of Tim Peters.

15.7	Consent of Onno ten Brinke.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-90972), filed on June 21, 2002.
+	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.
++	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.
+++	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-129147), filed on October 7, 2009.
§	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
#	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
##	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-147648), filed on November 27, 2007.
###	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
%	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.
%%	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-160827), filed on July 27, 2009.
**	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.
***	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RANDGOLD RESOURCES LIMITED

By:	/s/ D. Mark Bristow
Name: D. Mark Bristow
Title: Chief Executive Officer
Date: March 30, 2012

Exhibit Index

Exhibit No.	Exhibit

1.1	Memorandum and Articles of Association of Randgold Resources Limited, as amended.

4.60	Executive Service Agreement between Randgold Resources Limited and Dennis Mark Bristow, dated June 13, 2011.

4.61	Executive Service Agreement between Randgold Resources Limited and Graham P. Shuttleworth, dated June 13, 2011.

4.62	Appointment Letter, dated November 1, 2011, between Randgold Resources Limited and Andrew J. Quinn.

4.63	Rules of Restricted Share Scheme (amended 2012).

4.64	Rules of Co-Investment Plan.

4.65	Randgold Resources Share Option Scheme, as amended.

8.1	List of Subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Financial Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of BDO LLP.

15.2	Consent of Shaun Gillespie.

15.3	Consent of Mark Odell.

15.4	Consent of Nick Kingaby.

15.5	Consent of Daniel Donald.

15.6	Consent of Tim Peters.

15.7	Consent of Onno ten Brinke.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Randgold Resources Limited

We have audited the accompanying consolidated statements of financial position of Randgold Resources Limited as of December 31, 2011 and 2010 and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and statements of consolidated cash flows for the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule included on page S-1 of this Form 20-F. We have also audited Randgold Resources Limited’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Randgold Resources Limited’s management is responsible for these financial statements, financial statement schedule, maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report included under item 15B, ‘Controls and Procedures’. Our responsibility is to express an opinion on these financial statements and financial statement schedule and express an opinion on the company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Randgold Resources Limited as of December 31, 2011 and 2010 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Also, in our opinion, Randgold Resources Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

In addition, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BDO LLP

BDO LLP

London

30 March 2012

BDO LLP is a limited liability partnership registered in England and Wales (with registered number OC305127).

RANDGOLD RESOURCES LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31

US$000	Notes	2011	2010	2009
REVENUE
Gold sales on spot		1,127,086	505,889	476,553
Loss on hedging contracts		—	(21,336)	(43,773)

Total revenue		1,127,086	484,553	432,780
Other income	23	4,360	22,633	8,975

TOTAL INCOME		1,131,446	507,186	441,755
COSTS AND EXPENSES
Mining and processing costs	23	532,402	280,423	249,634
Transport and refining costs		2,641	1,653	1,594
Royalties		53,841	27,680	25,410
Exploration and corporate expenditure	24	43,925	47,178	51,111
Other expenses	23	10,921	14,111	242

TOTAL COSTS		643,730	371,045	327,991
Finance income	25	1,015	1,304	3,444
Finance costs	25	(3,597)	(5,270)	(1,915)
Provision for financial assets		—	12,980	(9,580)
Finance (costs)/income - net	25	(2,582)	9,014	(8,051)

PROFIT BEFORE INCOME TAX		485,134	145,155	105,713
Income tax expense	4	(51,699)	(24,524)	(21,450)

PROFIT FOR THE PERIOD		433,435	120,631	84,263
OTHER COMPREHENSIVE INCOME
Cash flow hedges	20	—	14,242	26,730
Currency translation differences		—	—	1,047
(Loss)/gain on available-for-sale financial assets		(9,206)	2,776	8,970

TOTAL COMPREHENSIVE INCOME		424,229	137,649	121,010
PROFIT
Attributable to:
Owners of the parent		377,084	103,501	69,400
Non-controlling interests		56,351	17,130	14,863

		433,435	120,631	84,263

TOTAL COMPREHENSIVE INCOME
Attributable to:
Owners of the parent		367,878	120,519	106,486
Non-controlling interests		56,351	17,130	14,524

		424,229	137,649	121,010

BASIC EARNINGS PER SHARE (US$)	6	4.13	1.14	0.86
DILUTED EARNINGS PER SHARE (US$)	6	4.09	1.13	0.84
AVERAGE SHARES IN ISSUE (000)		91,338	90,645	81,023

The accompanying notes are an integral part of these consolidated financial statements.

RANDGOLD RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2011

US$000	Notes	2011	2010
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	9	1,279,191	901,959
Mineral properties Deferred tax	10 12	406,000 —	406,000 379
Long term ore stockpiles	8	—	9,123
Trade and other receivables	7	2,436	1,341

TOTAL NON-CURRENT ASSETS		1,687,627	1,318,802

CURRENT ASSETS
Inventories and ore stockpiles	8	218,950	195,523
Trade and other receivables	7	130,988	97,738
Available-for-sale financial assets	13	7,498	15,862
Cash and cash equivalents		487,644	366,415

TOTAL CURRENT ASSETS		845,080	675,538

TOTAL ASSETS		2,532,707	1,994,340

EQUITY AND LIABILITIES
Share capital	5	4,587	4,555
Share premium	5	1,386,939	1,362,320
Retained earnings		752,433	393,570
Other reserves		40,531	31,596

Equity attributable to owners of the parent		2,184,490	1,792,041
Non-controlling interests		110,256	53,905

TOTAL EQUITY		2,294,746	1,845,946

NON-CURRENT LIABILITIES
Loans from minority shareholders in subsidiaries	16	2,614	2,718
Deferred tax	12	17,740	12,611
Provision for rehabilitation	15	39,809	29,564

TOTAL NON-CURRENT LIABILITIES		60,163	44,893

CURRENT LIABILITIES
Trade and other payables	14	158,903	95,255
Current tax payable		18,895	8,012
Borrowings		—	234

TOTAL CURRENT LIABILITIES		177,798	103,501

TOTAL EQUITY AND LIABILITIES		2,532,707	1,994,340

The accompanying notes are an integral part of these consolidated financial statements.

RANDGOLD RESOURCES LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

Attributable to Equity Shareholders

US$000	Number of Ordinary Shares §	Share Capital	Share Premium	Other Reserves	Retained Earnings	Total Equity Attributable to Owners of Parent	Non- Controlling interests	Total Equity
BALANCE - DEC 31, 2008	76,500,324	3,827	455,974	(31,387)	245,982	674,396	13,745	688,141
Movement on cash flow hedges -
• transfer to profit for period	—	—	—	44,339	—	44,339	—	44,339
• fair value movement on financial instruments	—	—	—	(17,609)	—	(17,609)	—	(17,609)
Currency translation differences	—	—	—	1,386	—	1,386	(339)	1,047
Fair-value movement on available-for-sale financial assets	—	—	—	8,970	—	8,970	—	8,970
Total other comprehensive income	—	—	—	37,086	—	37,086	(339)	36,747
Net profit for the period	—	—	—	—	69,400	69,400	14,863	84,263

Total comprehensive income for the period	—	—	—	37,086	69,400	106,486	14,524	121,010
Share-based payments	—	—	—	9,564	—	9,564	—	9,564
Share options exercised	1,214,248	61	32,516	—	—	32,577	—	32,577
Exercise of options previously expensed under IFRS 2 +	—	—	16,526	(16,526)	—	—	—	—
Shares vested #	7,454	—	261	(261)	—	—	—	—
Dividend relating to 2008	—	—	—	—	(9,967)	(9,967)	—	(9,967)
Capital raising	5,750,000	287	341,844	—	—	342,131	—	342,131
Costs associated with capital raising	—	—	(12,388)	—	—	(12,388)	—	(12,388)
Moto acquisition	6,628,769	331	483,038	20,317	—	503,686	23,030	526,716
Acquisition of 10% of issued shares in Kibali	—	—	—	—	—	—	(14,524)	(14,524)

BALANCE - DEC 31, 2009	90,100,795	4,506	1,317,771	18,793	305,415	1,646,485	36,775	1,683,260

Movement on cash flow hedges -
• transfer to profit for period	—	—	—	14,242	—	14,242	—	14,242
Movement on available-for-sale financial assets -
• transfer to profit for period	—	—	—	(16,381)	—	(16,381)	—	(16,381)
• fair value movement on available-for-sale financial assets	—	—	—	19,157	—	19,157	—	19,157
Total other comprehensive income	—	—	—	17,018	—	17,018	—	17,018
Net profit for the period	—	—	—	—	103,501	103,501	17,130	120,631

Total comprehensive income for the period	—	—	—	17,018	103,501	120,519	17,130	137,649
Share-based payments	—	—	—	11,843	—	11,843	—	11,843
Share options exercised	921,403	49	30,529	—	—	30,578	—	30,578
Exercise of options and vesting of shares previously expensed under IFRS 2 +	—	—	11,593	(13,370)	—	(1,777)	—	(1,777)
Shares vested #	59,972	—	2,427	(2,427)	—	—	—	—
Lapsed options originally issued on acquisition of Moto	—	—	—	(261)	—	(261)	—	(261)
Dividend relating to 2009	—	—	—	—	(15,346)	(15,346)	—	(15,346)

BALANCE - DEC 31, 2010	91,082,170	4,555	1,362,320	31,596	393,570	1,792,041	53,905	1,845,946

Fair value movement on available-for-sale financial assets	—	—	—	(9,206)	—	(9,206)	—	(9,206)
Total other comprehensive expense	—	—	—	(9,206)	—	(9,206)	—	(9,206)
Net profit for the period	—	—	—	—	377,084	377,084	56,351	433,435

Total comprehensive (expense)/income for the period	—	—	—	(9,206)	377,084	367,878	56,351	424,229
Share-based payments	—	—	—	23,581	—	23,581	—	23,581
Share options exercised	628,500	32	19,195	—	—	19,227	—	19,227
Exercise of options previously expensed under IFRS 2 +	—	—	4,976	(4,976)	—	—	—	—
Shares vested #	6,400	—	448	(448)	—	—	—	—
Dividend relating to 2010	—	—	—	—	(18,221)	(18,221)	—	(18,221)
Lapsed options originally issued on acquisition of Moto	—	—	—	(16)	—	(16)	—	(16)

BALANCE - DEC 31, 2011	91,717,070	4,587	1,386,939	40,531	752,433	2,184,490	110,256	2,294,746

SHARE CAPITAL

The share capital comprises the issued ordinary shares of the company at par.

SHARE PREMIUM

The share premium comprises the excess value recognized from the issue of ordinary shares at par.

RETAINED EARNINGS

Retained earnings comprises the group’s cumulative accounting profit since inception.

OTHER RESERVES

Other reserves include the cumulative charge recognized under IFRS 2 in respect of share-based payment awards (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges (refer to Note 20), the foreign currency translation reserve and movements in the fair value in current available-for-sale financial assets and transfers to profit in respect of available-for-sale financial assets.

At December 31, 2011, the balance of the share-based payment reserve amounted to US$36.5 million (December 31, 2010: US$18.4 million; December 31, 2009: US$22.6 million). The foreign currency translation reserve was US$1.4 million at December 31, 2011 (December 31, 2010: US$1.4 million, December 31, 2009: US$1.4 million) and the cumulative net gains in current available-for-sale financial assets amounted to US$2.6 million at December 31, 2011 (December 31, 2010: US$11.8 million; December 31, 2009: US$9 million). Refer to Note 13 for further details. The balance of the hedging reserve was US$0 (December 31, 2010: $0; December 31, 2009: debit of US$14.2 million).

+	Movement in recognition of options exercised includes the exercise of options issued as part of the acquisition of Moto.
#	Restricted shares were issued to executive directors, non-executive directors and senior management as remuneration. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cumulative charge calculated in accordance with IFRS 2.
§	Excludes restricted shares granted but not yet vested and 6,800 (2010: 7,200; 2009:7,972 ) treasury shares.

The accompanying notes are an integral part of these consolidated financial statements.

RANDGOLD RESOURCES LIMITED

STATEMENTS OF CONSOLIDATED CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31

US$000	2011	2010	2009
CASH FLOW FROM OPERATING ACTIVITIES
Profit after tax	433,435	120,631	84,263
Income tax expense	51,699	24,524	21,450

Profit before income tax	485,134	145,155	105,713

Net finance cost/(income)	1,547	3,374	(2,021)
Provision for financial assets	—	(12,980)	9,580
Depreciation and amortization	82,060	28,127	28,502
Ineffectiveness on cash flow hedges	—	(1,522)	242
Non-cash effect of roll forward of hedges	—	(9,548)	(1,336)
Unwind of discount on provisions for environmental rehabilitation	1,035	592	492
Share-based payments	21,981	11,843	9,564
Profit on sale of financial assets/disposal of exploration asset	—	(19,294)	(10,658)

	591,757	145,747	140,078

Effects of changes in operating working capital items
Receivables	(33,888)	26,353	(73,683)
Inventories and ore stockpiles	(14,304)	(61,355)	(12,673)
Trade and other payables	43,836	10,796	25,628

Cash generated from operations before interest and tax	587,401	121,541	79,350
Interest received	1,015	1,304	3,444
Interest paid	(2,562)	(4,678)	(1,423)
Income tax paid	(15,994)	(10,378)	(17,624)

Net cash generated from operating activities	569,860	107,789	63,747

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(448,483)	(410,810)	(196,701)
Net cash inflow from acquisitions of Moto and Kibali	—	—	114,217
Sale of shares in Volta Resources	—	25,002	—
Acquisition of shares in Volta Resources	—	(1,204)	—
Proceeds from returns of ARS funds	—	42,000	—
Increase in available-for-sale insurance asset	(920)	—	—

Net cash used by investing activities	(449,403)	(345,012)	(82,484)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issue of ordinary shares	19,227	30,578	362,320
Decrease in long term loans	(234)	(1,275)	(1,566)
Dividends paid to company’s shareholders	(18,221)	(15,346)	(9,967)

Cash generated from financing activities	772	13,957	350,787

NET (DECREASE)/INCREASE IN CASH AND EQUIVALENTS	121,229	(223,266)	332,050

CASH AND EQUIVALENTS AT BEGINNING OF YEAR	366,415	589,681	257,631

CASH AND CASH EQUIVALENTS AT END OF YEAR	487,644	366,415	589,681

The effective interest rate on cash and cash equivalents was 0.23% (2010: 0.21%) (2009: 0.35%). These funds have an average maturity of less than 90 days.

The accompanying notes are an integral part of these consolidated financial statements.

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

1. NATURE OF OPERATIONS

The company and its subsidiaries (the ‘group’) together with its joint ventures carry out exploration and gold mining activities. Currently there are three operating mines in Mali, West Africa: the Morila gold mine, which started production in October 2000, the Loulo gold mine complex, which commenced production in November 2005 and the Gounkoto mine, which began production in June 2011. The group also operates a fourth mine in Côte d’Ivoire, Tongon, which started production in December 2010 and has a portfolio of exploration projects in West and Central Africa.

The interests of the group in its operating mines are held through Morila SA (Morila) which owns the Morila mine, Somilo SA (‘Somilo’) which owns the Loulo mine, Tongon SA (‘Tongon’) which owns the Tongon mine and Gounkoto SA (‘Gounkoto’) which owns the Gounkoto mine. Randgold holds an effective 40% interest in Morila, following the sale to AngloGold Ashanti Limited on July 3, 2000 of one-half of Randgold’s subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila SA, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. From the date of acquisition AngloGold Services Mali SA (‘Anser’), a subsidiary of AngloGold Ashanti, was the operator of Morila. On February 15, 2008 Randgold assumed responsibility for the operatorship.

Randgold holds an effective 80% interest in Somilo and Gounkoto. The remaining 20% interest is held by the State of Mali government. Randgold is the operator of the Loulo and Gounkoto mines.

Randgold holds an effective 89% interest in Tongon, 10% is held by the state of Côte d’Ivoire while the remaining 1% is held by a local Ivorian company.

The group also holds an effective interest of 45% in the Kibali gold project in the Democratic Republic of Congo following the acquisition by the company of a joint venture interest in Moto Goldmines Limited (Moto) in 2009, in conjunction with AngloGold Ashanti. Société Miniére de Kilo-Moto sarl (Sokimo) holds the remaining 10% in the Kibali project.

The group has various exploration programs ranging from substantial to early stage in the Democratic Republic of Congo, Mali, Senegal, Burkina Faso and Côte d’Ivoire.

2. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

BASIS OF PREPARATION

The consolidated financial statements of Randgold Resources Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively (‘IFRS’)) issued by the International Accounting Standards Board (IASB) as adopted by the European Union and in accordance with Article 105 of the Companies (Jersey) Law of 1991. The consolidated financial statements also comply with IFRS as issued by the IASB, as is required as a result of our listing on Nasdaq in the US. The differences between IFRS as adopted by the European Union and IFRS as issued by the IASB have not had a material impact on the consolidated financial statements for the years presented. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and various financial assets and financial liabilities (including derivative instruments) which are carried at fair value. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. The areas involving a high degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The going concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the group will not be a going concern in the foreseeable future based on forecasts and available cash resources. The viability of the group is supported by the financial statements.

The group has adopted the following standards, amendments to standards and interpretations which are effective for the first time this year. The impact is shown below:

		Effective period commencing on or after	Impact on group
IAS 32	Amendment – Classification of Rights Issues	February 1, 2010	No
IFRS 1	Amendment – First time Adopters of IFRS 1	July 1, 2010	No
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010	No
IAS 24	Revised – Related Party Disclosures	January 1, 2011	Yes
IFRIC 14 Amendment	IAS 19 Limit on a Defined Benefit Asset	January 1, 2011	No
	Improvements to IFRSs (2010)	January 1, 2011	No

IAS 24: The revised standard provides a revised definition of a related party. The structure of definition of a related party has been simplified and inconsistencies eliminated. While adopted in the current year by the group, there has been no significant impact on the related party disclosures.

NEW STANDARDS AND INTERPRETATIONS NOT YET EFFECTIVE

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning after January 1, 2012 or later periods and which the group has decided not to adopt early when early adoption is available. These are:

Effective period commencing on or after
IFRS 7 Amendment – Transfer of Financial Assets	July 1, 2011
IFRS 1* Amendment – Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters	July 1, 2011
IAS 12* Amendment – Deferred Tax: Recovery of Underlying Assets	January 1, 2012
IAS 1* Amendment – Presentation of Items of Other Comprehensive Income	July 1, 2012
IFRS 9* Financial Instruments	January 1, 2015
IFRS 10* Consolidated Financial Statements	January 1, 2013
IFRS 11* Joint Arrangements	January 1, 2013
IFRS 12* Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13* Fair Value Measurement	January 1, 2013
IFRIC 20* Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013
IAS 27* Amendment – Separate Financial Statements	January 1, 2013
IAS 28* Amendment – Investments in Associates and Joint Ventures	January 1, 2013
IAS 19* Amendment – Employee Benefits	January 1, 2013
IFRS 7* Amendment – Disclosure, Offsetting Financial Assets and Liabilities	January 1, 2013
IAS 32* Offsetting Financial Assets and Liabilities	January 1, 2014
IAS 1* Amendment – Government Loans	January 1,2013

*	Not yet endorsed by the European Union.

The group is currently assessing the impact of these standards on the financial statements. Those anticipated to be of significance to the group are as follows:

•

IFRS 11 – The principle in IFRS 11 is that a party to a joint arrangement recognizes its rights and obligations arising from the arrangement rather than focusing on the legal form. The application of the principle results in the following:

•

Where the parties have rights to the assets and obligations for the liabilities relating to the arrangement, they are parties to joint operations. A joint operator accounts for assets, liabilities and corresponding revenues and expenses arising from the arrangement.

•

Where the parties have rights to the net assets of the arrangement, they are parties to a joint venture. A joint venture accounts for any investment in the arrangement using the equity method under IAS 28 Investments in Associates.

There will no longer be an option to use proportionate consolidation, which is the group’s current accounting policy and this will give rise to a significant change in the presentation of the group’s financial results. Refer to Note 11 for details of the group’s investment in joint ventures.

•

IFRS 12 – The new standard amends disclosures regarding interests in other entities including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The disclosures are intended to help users understand the judgments and assumptions made by a reporting entity when deciding how to classify its involvement with another entity; help users understand the interest that non-controlling interests have in consolidated entities; and help users assess the nature of the risks associated with interests in other entities.

The group anticipates changes to its disclosure as a result of this standard and is currently assessing the impact.

•

IFRIC 20 – This Interpretation applies to waste removal (stripping) costs that are incurred in surface mining activity, during the production phase of the mine (production stripping costs). The group’s current accounting policy is to treat such costs as variable production costs. IFRIC 20 requires that, to the extent that the benefit from the stripping activity is realized in the form of inventory produced, the directly attributable costs of that activity should be treated as ore stockpile inventory. To the extent that the benefit is the improved access to ore, the directly attributable costs should be treated as a non-current ‘stripping activity asset’, if the following criteria are met:

•	it is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;

•	the entity can identify the component of the ore body for which access has been improved; and

•	the costs relating to the improved access to that component can be measured reliably.

The stripping activity asset is initially measured at cost and is treated as an enhancement of an existing asset, not as an independent asset. Subsequently the stripping activity asset is accounted for in a manner consistent with that adopted for the asset it has enhanced and is depreciated on a units of production basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. The group intends to adopt this policy with effect from January 1, 2012. All stripping costs incurred since January 1, 2010 will be capitalized to the related asset in the relevant year as required by IFRIC 20. Total eligible stripping costs of US$12.1 million were incurred in 2011 and will be capitalized. No other production phase stripping costs have been incurred since January 1, 2010. In line with IFRIC 20, our 2012 results will include a restatement of the 2011 year, with non-current assets and profit increasing by US$12.1 million. The deferred tax effects are still being assessed. Amortization will start as that component of the orebody is mined.

CONSOLIDATION

The consolidated financial information includes the financial statements of the company, its subsidiaries and the company’s proportionate share in joint ventures using uniform accounting policies for like transactions and other events in similar circumstances.

SUBSIDIARIES

Subsidiaries are entities over which the group has the power to govern the financial and operating policies, generally accompanying an interest of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition costs are expensed. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill or other identifiable intangible assets. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Statement of Comprehensive Income.

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

The cost of a joint venture acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a joint venture acquisition are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill or other identifiable intangible assets. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Statement of Comprehensive Income. Acquisition costs are expensed as incurred.

INVESTMENT IN SUBSIDIARIES AND JOINT VENTURES

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

FOREIGN CURRENCY TRANSLATION

Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is also the functional currency of the company and its significant subsidiaries.

Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of Comprehensive Income in other income and other expenses.

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

•	and all resulting exchange differences are recognized in other comprehensive income. There were no exchange differences on translation of subsidiaries recognized in 2010 and 2011.

INTANGIBLE ASSETS

Mineral properties

Mineral properties acquired are recognized at fair value at the acquisition date. Mineral properties are recognized at fair value if acquired as part of a business combination, whereas they are recognized at cost if acquired as an asset. Mineral properties are tested annually for impairment on the same basis that property, plant and equipment are when there is an indication of impairment. Mineral properties will be amortized on a units of production basis when the related mine commences production.

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

Depreciation and amortization

Long-lived assets include mining properties, such as freehold land, metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs. Depreciation and amortization are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated ore tonnes contained in proven and probable reserves, to reduce the cost to estimated residual values. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Total proven and probable reserves are used in the tonnes milled units of production depreciation calculation. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortization charges. Short-lived assets which include motor vehicles, office equipment and computer equipment are depreciated over estimated useful lives of between two to five years but limited to the remaining mine life. Residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively.

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

STRIPPING COSTS

All stripping costs incurred (costs incurred in removing overburden to expose the ore) during the production phase of a mine are treated as variable production costs and as a result are included in the cost of inventory produced during the period that the stripping costs are incurred. Preproduction stripping costs are included in long-lived assets. Refer to details of IFRIC 20 on page F-10 for proposed changes in accounting for stripping costs from January 2012.

INVENTORIES

Inventories include ore stockpiles, gold in process and supplies and spares and are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties. Net realizable value is determined with reference to current market prices. Morila used a selective mining process and thus has a number of stockpile grade categories. Full grade ore is defined as ore above 1.4g/t and marginal ore is defined as ore below 1.4g/t but greater than 1.0g/t. Mineralized waste was defined as greater than 0.7g/t but less than 1.0g/t. For Loulo, high grade open pit ore is defined as ore above 3.5g/t and medium grade is defined as ore above 1.2g/t. Low grade ore from Gara is classified as ore above 0.5g/t, whilst 0.7g/t is used for Yalea. For Loulo, Yalea material less than 0.7g/t is classified as mineralized waste and is not in inventory, while material less than 0.5g/t from Gara is regarded as mineralized waste and is not in inventory. At Gounkoto, ore is classified into full grade ore above 1.71g/t, marginal ore above 1g/t and mineralized waste between 0.7 and 1.0g/t. At Tongon, ore is classified into high grade ore above 4.0g/t, medium grade above 2.0g/t, low grade above 0.9g/t and mineralized waste is material less than 0.9g/t. All stockpile grades are currently being processed and all ore is expected to be fully processed.

The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design. Ore tonnes contained in the stockpile which exceeds the annual tonnes to be milled as per the mine plan, are classified as non-current in the Statement of Financial Position. Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items. Consumable stock for which the group has substantially all the risks and rewards of ownership are brought on to the Statement of Financial Position as current assets.

INTEREST/BORROWING COSTS

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

FINANCIAL INSTRUMENTS

Financial instruments are measured as set out below. Financial instruments carried on the Statement of Financial Position include cash and cash equivalents, trade and other receivables, trade and other payables, borrowings, derivative financial instruments (when applicable), available for sale financial assets, and loans to minorities.

Derivatives

The group may use derivative financial instruments such as gold forward contracts to manage the risks associated with commodity prices. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value.

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedges). The fair value of derivative financial instruments that are traded on an active market is based on quoted market prices at the statement of financial position date. The fair value of financial instruments not traded on an active market is determined using appropriate valuation techniques. At the inception of the transaction, the group documents the relationship between hedge instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items. There are no gold forward contracts outstanding, as all contracts were delivered into during 2010. Refer to Note 20 for treatment of the group’s gold contracts.

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

Trade and other Receivables

Trade and other receivables are recognized initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, trade and other receivables are measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable may be impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in mining and processing costs in the Statement of Comprehensive Income.

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

Available-For-Sale Financial Assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available-for-sale financial assets are designated on acquisition. They are normally included in current assets and are carried at fair value. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is recognized in the Statement of Comprehensive Income within other expenses, other movements in fair value are recognized in other reserves within equity.

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

Deferred Taxation

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not recognized. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the Statement of Financial Position date and are expected to apply when the temporary differences reverses. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

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

Share-based payments

The fair value of the employee services received in exchange for the grant of options, restricted shares or participation in the group’s Co-Investment Plan is recognized as an expense.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or restricted shares determined at the grant date:

•	including any market performance conditions;

•	including the impact of any non-vesting conditions (for example, restrictions on disposal after vesting); and

•

excluding the impact of any service and non-market performance vesting conditions (for example, portability, reserve growth targets and remaining an employee of the entity over a specified time period).

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

The proceeds received on exercise of the options net of any directly attributable transaction costs are credited to equity. When the options are exercised, the company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. Transfers are made between other reserves and share premium when options are exercised and shares vest.

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

EARNINGS PER SHARE

Earnings per share are computed by dividing net income by the weighted average number of ordinary shares in issue during the year.

DILUTED EARNINGS PER SHARE

Diluted earnings per share are presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Some of the accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates or determining the appropriate accounting treatment for a transaction.

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

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Provision for Taxation at Gounkoto

Randgold has created a new company, Gounkoto SA, to hold the Gounkoto mining permit and mining assets. The financial accounts have been prepared on the basis that the Gounkoto mine was eligible for a corporate tax holiday, and as such no corporate tax charges have been assumed in respect of Gounkoto during the year. This is based on the Gounkoto mining convention that was signed on March 21, 2012 and provides a two year corporate tax holiday from first production.

Corporation Tax Claims

The group had received claims for various taxes from the State of Mali totaling US$64.3 million, in respect of the Loulo and Morila mines. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for such disputes within Mali. Both companies have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue and believe this is achievable given the group’s experience in dealing with the State on similar issues.

Future rehabilitation obligations

The net present value of current rehabilitation estimates have been discounted to their present value at 2.5% per annum (2010: 3.5%) being the prevailing risk free interest rates. Expenditure is expected to be incurred at the end of the respective mine lives. The Morila rehabilitation estimate at December 31, 2011 includes the impact of the approved tailings storage facility retreatment program, where the retreated tailings will be used to sterilize the pit. For further information, including the carrying amounts of the liabilities, refer to Note 15. A 1% change in the discount rate on the group’s rehabilitation estimates would result in an impact of US$4.2 million (2010: US$2.8 million) on the provision for environmental rehabilitation, and an impact of US$0.4 million (2010: US$0.2 million) on the Statement of Comprehensive Income.

Gold price assumptions

The following gold prices were used in the mineral reserves optimization calculations:

US$/oz	2011	2010
Morila	1,000	800
Loulo: open pit	1,000	800
Loulo: underground	1,000	800
Tongon	1,000	800
Kibali	1,000	800
Massawa	1,000	800
Gounkoto	1,000	800

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

There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. For further information refer to “Exploration Review” in the Form 20-F.

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

Carrying values of property, plant and equipment and mineral properties

The group assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed mine plans and operating plans. Future cash flows are based on estimates of:

•	the quantities of the reserves and mineral resources for which there is a high degree of confidence in economic extraction;

•	future production levels;

•	future commodity prices;

•	future cash cost of production, capital expenditure, close down, restoration and environmental clean-up; and

•	future gold prices (a US$1,300 gold price was used for the current year’s impairment calculations (2010: US$1,000)).

4. INCOME TAXES

		Year ended	Year ended	Year ended
US$000	Note	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009
Current taxation		46,191	16,764	18,435
Deferred taxation	12	5,508	7,760	3,015

		51,699	24,524	21,450

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s operations.
Profit before tax		485,134	145,155	105,713
Tax calculated at effective tax rate of 35%		169,797	50,804	37,000
Reconciling items
Income taxed at 0%		(46,921)	(13,287)	(8,958)
Expenses deductible at 0%		38,929	11,479	18,184
Mali tax holiday permanent differences		(48,474)	(30,576)	(26,695)
Côte d’Ivoire tax holiday permanent differences		(68,447)	333	—
Net capital allowances not deductible		5,326	6,854	1,746
Deferred stripping costs adjustment		176	906	1,269
Other permanent differences		1,313	(1,989)	(1,096)

Taxation charge		51,699	24,524	21,450

The company is not subject to income tax in Jersey. Somilo SA (Loulo) benefited from a five year tax holiday in Mali until the tax exoneration period expired on 7 November 2010. Tongon SA benefits from a five year tax holiday in Côte d’Ivoire from the commencement of production in December 2010. The current results of the group have been prepared on the basis that Gounkoto is eligible for a corporate tax holiday starting from first production. The Gounkoto mining convention was signed on March 21, 2012. Refer to Note 3 for further details. The benefit of the tax holidays to the group was to increase its net profit by US$116.9 million (2010: US$30.2 million; 2009: US$ 26.7 million). Accordingly, had the group not benefited from the tax holidays in Mali and Côte d’Ivoire, earnings per share would have been reduced by US$1.09, US$0.26 and US$0.26 for the years ended December 31, 2011, 2010 and 2009 respectively. Under Malian tax law, income tax is based on the greater of 35% of taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. The Morila, Loulo, Gounkoto and Tongon operations have no assessable capital expenditure carry forwards or assessable tax losses, at December 31, 2011 and 2010 respectively, for deduction against future mining income. Moto Goldmines Limited estimated non-capital tax losses carried forward amounted to US$15.8 million (2010: US$18.6 million; 2009: $20.4 million). No deferred tax asset is recognized given the uncertainty over utilization of the losses.

5. SHARE CAPITAL AND PREMIUM

The total authorized number of ordinary shares is 120 million (2010: 120 million; 2009: 100 million) of US 5 cents each (2010: US 5 cents; 2009: US 5 cents). All issued shares are fully paid. The total number of issued shares at December 31, 2011 was 91,717,070 shares (2010: 91,082,170; 2009: 90,100,795). This excludes restricted shares granted but not yet vested and 6,800 treasury shares (2010: 7,200 treasury shares; 2009: 7,972 treasury shares).

Please refer to the Statement of Changes in Equity on pages F-5 for more detail on the annual movement of the number of ordinary shares, share capital and share premium, including the movement arising from the issue of restricted shares and exercise of share options.

6. EARNINGS AND DIVIDENDS PER SHARE

	FOR THE YEAR ENDED DECEMBER 31, 2011
	Income (numerator) US$000	Shares (denominator)	Per share amount US$
BASIC EARNINGS PER SHARE
Shares outstanding at January 1, 2011		91,082,170
Weighted number of shares issued		255,542
Income available to shareholders	377,084	91,337,712	4.13
EFFECT OF DILUTIVE SECURITIES
Share options		570,775
Restricted shares		368,030
Diluted earnings per share	377,084	92,276,517	4.09

	FOR THE YEAR ENDED DECEMBER 31, 2010
BASIC EARNINGS PER SHARE
Shares outstanding at January 1, 2010		90,100,795
Weighted number of shares issued		544,571
Income available to shareholders	103,501	90,645,366	1.14
EFFECT OF DILUTIVE SECURITIES
Share options		841,546
Restricted shares		440,000
Diluted earnings per share	103,501	91,926,912	1.13

	FOR THE YEAR ENDED DECEMBER 31, 2009
BASIC EARNINGS PER SHARE
Shares outstanding at January 1, 2009		76,500,324
Weighted number of shares issued		4,522,466
Income available to shareholders	69,400	81,022,790	0.86
EFFECT OF DILUTIVE SECURITIES
Share options		1,139,061
Restricted shares		—
Diluted earnings per share	69,400	82,161,851	0.84

Refer to Note 17 for details on share options and share awards issued to employees. US$18.2 million (US$0.20 per share) was paid as dividends in 2011 (2010: US$15.3 million/US$0.17 per share; 2009: US$9.9 million/US$0.13 per shares). On January 30, 2012, the board of directors proposed an annual dividend of US$0.40 per share which, if approved, will result in an aggregate dividend payment of US$36.7 million and is expected to be paid in May 2012. The proposed 2011 dividend is subject to shareholder approval at the annual general meeting to be held on April 30, 2012.

Included in the Moto options are 62,670 options outstanding at December 31, 2011 (2010: 63,548; 2009: 121,800) which were anti dilutive. 596,438 shares were also anti dilutive at December 31, 2011 (2010: nil; 2009: nil). The total number of potentially issuable shares at December 31, 2011 is 1,597,913 (2010: 1,345,094; 2009: 2,643,233).

7. TRADE AND OTHER RECEIVABLES

	Dec. 31, 2011	Dec. 31, 2011	Dec. 31, 2011
US$000	Notes	Dec. 31, 2011	Dec. 31, 2010
Trade		32,493	13,902
Advances to contractors	7.1	15,518	29,104
Taxation debtor	7.2	36,193	14,050
Prepayments and other receivables		50,356	44,300

		134,560	101,356

Impairment provision		(1,136)	(2,277)

Total		133,424	99,079
Less: current portion		(130,988)	(97,738)
Long term portion		2,436	1,341

7.1	Advances to contractors includes advances made to MDM Ferroman (Pty) Ltd (in liquidation) (MDM) of US$1.1 million (2010: US$10.7 million), as well as advances made to BCM of US$2.2 million (2010: US$7.7 million), Afrilog of US$1.1 million (2010: US$4.1 million) and G&S of US$1.2 million (2010: US$1.3 million) and AUMS of US$2.9 million (2010: nil).
7.2	The taxation debtor relates to indirect taxes owing to the group by the State of Mali, including TVA balances at Loulo of US$18.8 million (2010: US$11.6 million), at Morila of US$3.9 million (2010: US$nil), as well as at Gounkoto of US$6.7 million (2010: US$nil). The taxation debtor further includes TVA balances at Tongon of US$3.4 million (2010: US$nil), as well as refundable duties of US$3.1 million at Loulo (2010: US$1.8 million).

US$000	Dec. 31, 2011	Dec. 31, 2010
The fair values of trade and other receivables are as follows:
Trade	32,493	13,902
Advances to contractors	15,518	27,963
Taxation debtor	35,057	12,914
Prepayments and other receivables	50,356	44,300

	133,424	99,079

Movements on the provision for impairment and present valuing of other receivables are as follows:

AT JANUARY 1	2,277	2,153
Provision for receivables impairment	—	—
Advances to contractors written off as uncollectible	(1,141)	—
Advances to contractors	—	124

AT DECEMBER 31	1,136	2,277

The release of provision for impaired advances to contractors as at December 31, 2011 have been included in mining and processing costs in the Statement of Comprehensive Income. The other classes within trade and other receivables, apart from the taxation debtor receivable do not contain impaired assets.

The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The group does not hold any collateral as security. Refer to Note 19 for further information on the concentration of credit risk.

Non-current receivables consist of a loan made to Sokimo of US$2.4 million (US$1.3 million) which is due after 12 months.

8. INVENTORIES AND ORE STOCKPILES

US$000	Dec. 31, 2011	Dec. 31, 2010
Consumable stores	109,023	85,089
Short term portion of ore stockpiles	95,904	88,749
Gold in process	14,023	21,685

Total current asset inventories and ore stockpiles	218,950	195,523
Long term portion of ore stockpiles	—	9,123

Total inventories and ore stockpiles	218,950	204,646

The gold in process balance in 2010 includes an amount of US$11.3 million of gold in process and unsold doré at Tongon at year end following disruptions in Côte d’Ivoire. Conditions in that country have returned to normal in the current year and the gold has been shipped. All inventory and ore stockpiles are stated at the lower of cost or net realizable value.

9. PROPERTY, PLANT AND EQUIPMENT

US$000	Dec. 31, 2011	Dec. 31, 2010
Mine properties, mine development costs and mine plant facilities and equipment cost
At the beginning of year	1,057,447	634,580
Additions	459,292	422,867

	1,516,739	1,057,447

Accumulated depreciation and amortization
At beginning of year	155,488	127,361
Charge for the year	82,060	28,127

	237,548	155,488

NET BOOK VALUE	1,279,191	901,959

Long-lived assets

Included in property, plant and equipment are long-lived assets which are amortized over the life of the mine and comprise the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was US$1,065.8 million at December 31, 2011 (2010: US$793.6 million).

Short-lived assets

Included in property, plant and equipment are short-lived assets which are amortized over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was US$85.6 million at December 31, 2011 (2010: US$42.4 million).

Undeveloped property

Included in property, plant and equipment are undeveloped property costs of US$4.5 million (2010: US$7.3 million).

Mine development costs

US$78.7 million (2010: US$30.6 million) was capitalized during the year on the Kibali project. The total amount capitalized on the Massawa project at December 31, 2011 was US$14.0 million (2010: US$12.2 million). Refer to Note 21 for details of commitments and contingent liabilities.

	Dec. 31, 2011	Dec. 31, 2010
The remaining useful lives for each mine is as follows:
Loulo	16 years	19 years
Gounkoto	10 years	—
Tongon	10 years	11 years
Morila	10 years	4 years

10. MINERAL PROPERTIES

US$000	Dec. 31, 2011	Dec. 31, 2010
Cost
At the beginning of year	406,000	405,779
Adjustment in respect of the settlement of acquisition costs	—	221

	406,000	406,000

Amortization	—
At beginning of year	—	—
Charge for the year	—	—

NET BOOK VALUE	406,000	406,000

Mineral properties relate to the acquisition of a joint venture interest in Moto, principally being a 35% interest in the Kibali project, as well as a further 10% interest in the Kibali project.

11. INVESTMENTS AND LOANS IN SUBSIDIARIES AND JOINT VENTURES

The group’s interest in the Morila joint venture was as follows:

US$000	Dec. 31, 2011	Dec. 31, 2010
Non-current assets	9,385	29,565
Current assets	58,979	62,962

Total assets	68,364	92,527

Non-current liabilities	(7,828)	(10,259)
Current liabilities	(24,417)	(8,983)

Total liabilities	(32,245)	(19,242)

The group’s interest in the Kibali joint venture was as follows:

US$000	Dec. 31, 2011	Dec. 31, 2010
Non-current assets	234,880	148,128
Current assets	4,598	6,251

Total assets	239,478	154,379

Non-current liabilities	(120,761)	(37,138)
Current liabilities	(3,281)	(973)

Total liabilities	(124,042)	(38,111)

Non-controlling interest	(7,598)	(7,576)

Refer to Note 18 for disclosure of the income and expenses of the Morila joint venture and the Kibali joint venture respectively. Refer to “Organizational Structure” in the Form 20-F for details of the group companies, as well as information on the country of incorporation and proportion of ownership interest for each of the subsidiaries and joint ventures.

The group’s interest in the RAL1 joint venture was as follows:

US$000	Dec. 31, 2011	Dec. 31, 2010
Non-current assets	46,968	28,146
Current assets	1,351	1,020

Total assets	48,319	29,166

Non-current liabilities	(46,582)	(26,039)
Current liabilities	(1,383)	(2,982)

Total liabilities	(47,965)	(29,021)

The 50.1% interest in RAL1 has been treated as a joint venture, as the company is jointly controlled with DTP Terrassement. Income and expenses are not disclosed in respect of RAL1 as neither the net profit nor individual line items are material. RAL1 is not a material segment of the group and is therefore included in ‘corporate and exploration’ in Note 18.

12. DEFERRED TAXATION

US$000	Notes	Dec. 31, 2011	Dec. 31, 2010
Deferred tax is calculated on temporary differences under the liability method using a tax rate of 35% in respect of the Malian operations and 25% in respect of the Ivorian operations.
The movement on deferred taxation is as follows:
At the beginning of the year		12,232	4,472
Statement of comprehensive income charge	4	5,508	7,760

At the end of the year		17,740	12,232
Deferred taxation assets and liabilities comprise the following:
Decelerated tax depreciation		16,948	11,995
Deferred stripping		792	616

Deferred taxation liability		17,740	12,611
Deferred stripping		—	(379)

Deferred taxation asset		—	(379)

Net deferred taxation liability		17,740	12,232

Temporary differences which are expected to be realized during the Tongon and Gounkoto tax holidays are recognized at 0%. There is no deferred tax on other comprehensive income items.

13. AVAILABLE FOR SALE FINANCIAL ASSETS

US$000	Dec. 31, 2011	Dec. 31, 2010
Beginning of year	15,862	46,830
Settlement of ARS	—	(29,020)
Additions	920	1,204
Disposals	—	(22,090)
Fair value movement recognized in other comprehensive income	(9,206)	19,157
Exchange differences	(78)	(219)

At December 31	7,498	15,862

Additions in the year ending December 31, 2011 consisted of funds that were transferred into a captive insurance cell in order to retain a proportion of the company’s property insurance programs.

Additions in the year ending December 31, 2010 consisted of 1.0 million shares being acquired in Volta Resources Inc, as well as the exercise of warrants in Volta Resources Inc resulting in 0.5 million shares being acquired.

The fair value of the investments in Volta Resources Inc and Kilo Goldmines were US$5.9 million (2010: US$14.4 million) and US$0.7 million (2010: US$1.5 million) respectively. The fair value of the funds transferred to the insurance cell captive was US$0.9 million (2010: nil)

Management has no ongoing involvement with Kilo Goldmines, Volta Resources, nor the insurance cell captive and therefore in the absence of significant influence it is deemed to be appropriate to categorize the investments as available-for-sale financial assets.

Disposals in 2010 consisted of the sale of 15.5 million shares in Volta Resources, resulting in a profit of US$19.3 million.

The group received settlement of the ARS in 2010. The previous impairment of the ARS assets and subsequent reversal of the impairment were recognized within finance costs.

14. TRADE AND OTHER PAYABLES

US$000	Note	Dec. 31, 2011	Dec. 31, 2010
Trade payables		38,719	15,719
Payroll and other compensation		8,810	7,903
Accruals and other payables	14.1	111,374	71,633

		158,903	95,255

14.1	Accruals and other payables include a DTP shareholder loan of US$23.2 million (2010: US$13 million) for the RAL1 JV and BCM accruals of US$5.3 million (2010: US$5 million).

15. PROVISION FOR ENVIRONMENTAL REHABILITATION

US$000	Dec. 31, 2011	Dec. 31, 2010
Opening balance	29,564	16,916
Unwinding of discount	1,035	592
New provision raised at Gounkoto	4,268	—
New provision raised at Tongon	—	9,713
Change in estimates	4,942	2,343

	39,809	29,564

As at December 31, 2011, US$16.2 million of the provision relates to Loulo (December 31, 2010: US$14.0 million). US$14.1 million (2010: US$9.7 million) of the provision relates to Tongon, while US$4.3 million relates to Gounkoto (2010: nil), as production commenced in June 2011. The remaining US$5.2 million relates to Morila (December 31, 2010: US$5.9 million). The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 2.5% (2010: 3.5%) per annum, being an estimate derived from the risk free rate. Limited environmental rehabilitation regulations currently exist in Mali and in Côte d’Ivoire to govern the mines, so the directors have based the provisions for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the group’s estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its properties. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate. Current Life of Mine (LOM) plans envisage the expected outflow to occur at the end of the LOM which is 2027 for Loulo, 2021 for Tongon, 2021 for Gounkoto and currently 2021 for Morila. The Morila rehabilitation estimate at December 31, 2011 includes the impact of the approved tailings storage facility retreatment program, where the retreated tailings will be disposed in the pit, reducing closure cost and the risk of closing the surface tailings storage facility.

16. LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES

US$000	Dec. 31, 2011	Dec. 31, 2010
Somilo
State of Mali - principal amount	509	604
Deferred interest payable	2,105	2,114

Loans	2,614	2,718

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

	Year ended		Year ended	Year ended
US$000	Dec. 31, 2011		Dec. 31, 2010	Dec. 31, 2009
Total employee benefit cost was as follows:
Short term benefits	39,023		31,362	24,068
Pension contributions	3,720		2,518	2,650
Share-based payments	23,581	*	11,843	9,564

Total	66,324		45,723	36,282

*	Of this amount, US$1.6 million was capitalized to development projects during the year (2010: nil; 2009: nil).

Share-Based Payments

Share options, restricted shares and participation into co-investment plans are granted to directors and employees in exchange for services rendered. These are discussed below.

Share-Based Payments – Share Options

The fair value of employee services received as consideration for share options (equity settled) of the company is calculated using the Black-Scholes option pricing model.

No new options were granted during the year, therefore no inputs to the option model, etc are provided for the current year. The following table provides details of the weighted average share price at the date of exercise for share options exercised during the year; and a reconciliation of option movements in the year.

Share option scheme

	Granted	Weighted average US$ exercise price
BALANCE AT 31 DECEMBER 2009	2,079,070	—
Shares exercised during the period	(672,300)	26.15
Shares granted during the period	—	—
Shares lapsed during the period	(220,556)	28.43

BALANCE AT 31 DECEMBER 2010	1,186,214	—

Shares exercised during the period	(613,500)	29.05
Shares granted during the period	—	—
Shares lapsed during the period	(17,500)	29.88

BALANCE AT 31 DECEMBER 2011	555,214

The Randgold Resources Share Option Scheme is not constrained by a fixed time period. The aggregate number of shares that may be determined for the option scheme includes all options that have been exercised or are the subject of either terminated or expired options after a 10 year period.

The table below summarizes the information about the options outstanding, including options that are not yet exercisable:

	Number of Options outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (US$)
Range of Exercise Price (US$)
At December 31, 2011
1.25 - 2.13	30,612	—	2.11
2.50 - 3.25	14,702	0.53	3.25
8.05 - 8.05	48,800	2.60	8.05
22.19 - 22.19	185,100	5.64	22.19
26.26 - 46.34	175,000	6.50	40.93
56.99 - 56.99	101,000	7.68	56.99

	555,214	5.52	31.53

At December 31, 2010
1.25 - 2.13	30,712	0.07	2.11
2.50 - 3.25	15,302	1.50	3.22
8.05 - 8.05	49,800	3.60	8.05
22.50 - 22.50	12,000	5.92	22.50
22.19 - 22.19	629,500	6.64	22.19
26.26 - 46.34	308,000	7.47	41.90
56.99 - 56.99	141,000	8.68	56.99

	1,186,314	6.73	30.09

	Number of exercisable options	Weighted Average Exercise Price (US$)
Range of Exercise Price (US$)
AT DECEMBER 31, 2011
1.25 - 2.13	30,712	2.11
2.50 - 3.50	14,702	3.25
8.05 - 16.15	48,800	8.05
22.19 - 22.19	185,100	22.19
26.26 - 46.34	28,000	36.71
56.99 - 56.99	7,000	56.99

	314,314	19.18

	Number of exercisable options	Weighted Average Exercise Price (US$)
AT DECEMBER 31, 2010
1.25 - 2.13	30,712	2.11
2.50 - 3.50	15,302	3.22
8.05 - 16.15	49,800	8.05
22.50 - 22.50	12,000	22.50
22.19 - 22.19	178,500	22.19
26.26 - 46.34	2,000	45.27

	288,314	16.77

Moto Options

Equity settled options over 774,163 ordinary shares were issued in relation to Moto options during the year ending December 31, 2009, as part of the acquisition of the joint venture interest in Moto.

The weighted average exercise price of these options at 15 October 2009 (the date of completion of the Moto acquisition) was US$56.39 per option. The fair value of these share options was calculated as US$20.2 million. The Black Scholes valuation model was used to determine the fair value of these options. All of these options have vested.

No options were granted during the year, therefore no inputs to an option model, etc is provided for the current year.

The table below summarizes the information about the options related to the Moto acquisition that were outstanding and exercisable at December 31, 2011 and 2010:

	Number of options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (US$)
Range of exercise price (US$)
At December 31, 2011
105.16 - 105.16	62,670	0.36	105.16

	62,670	0.36	105.16

At December 31, 2010
37.11 - 51.27	1,412	—	51.27
105.16 - 105.16	77,670	1.24	105.16

	79,082	1.22	104.19

The table below summarizes details about the options that exercised and lapsed during the year:

	Average US$ price			Options
	2011	2010	2009	2011	2010	2009
Moto share options
At January 1	104.19	69.45	—	79,082	372,315	—
Granted	—	—	56.39	—	—	774,163
Exercised	105.16	52.09	44.28	(15,000)	(249,103)	(401,848)
Lapsed	51.27	105.16	—	(1,412)	(44,130)	—

At 31 December	105.16	104.19	69.45	62,670	79,082	372,315

SHARE-BASED PAYMENTS – RESTRICTED SHARES AND PARTICIPATION IN CO-INVESTMENT PLAN

The company operates restricted share schemes for directors and management, as well as participation in a Co-Investment Plan for directors.

Restricted shares issued to executive directors in 2009

The equity settled restricted shares issued to executive directors in 2009 were subject to a market performance condition being the company’s relative TSR performance over three years against the HSBC Gold index. This has been assessed and has a minimal impact on the fair value estimate at the grant date and the share-based payment charge is charged to profit evenly between the grant and the vesting dates. The restriction on the shares (no dividends received during the vesting period) has a minimal impact on the fair value estimate at the grant date. The restricted shares have an exercise price of nil.

Restricted shares issued to management

Restricted shares issued to management are subject to a satisfactory performance level being achieved during the 12 month period prior to the exercise date of each tranche of shares. The minimum performance level to be achieved is defined as level 3 on the company’s performance management system. All employees and directors to whom restricted shares have been granted are expected to meet this level of performance. The performance period is typically up to five years that the employee must remain in employment for the shares to vest. There are no market based vesting conditions on the 2011 awards. The fair value of the restricted shares is based on the share price on the grant day date and the share-based payment charge is charged to profit evenly between the grant and vesting dates. An amount of US$1.6 million (2010: nil; 2009: nil) was capitalized to development projects during the year, as it related to share-based payment shares for employees involved in these projects. The restriction on the shares (no dividends received during the vesting period) has a minimal impact on the fair value estimate at the grant date. The restricted shares have an exercise price of nil.

Restricted share awards granted to executive directors in 2011

The restricted share scheme operates with conditional share awards, where the awards shall vest in three equal one-third installments. If the performance conditions are met, awards vest to participants at the end of each performance period. The whole award is subject to four mutually exclusive performance conditions, i.e. absolute TSR (market based), EPS, additional reserves and absolute reserves, each representing 25% of the total award.

46,577 of restricted shares were awarded on 13 June 2011 and were valued using a Monte Carlo simulation model. The shares have been fair valued at US$2.7 million.

The following assumptions were used in the valuation model:

•	risk free rate of 0.59%, 0.98% and 1.37% were used for each performance period;

•	historical share price volatility of 40% was used;

•	the correlation used between the HSBC Global Gold Index and the company TSR was 80% over the last 3 years; and

•	performance period from over 3, 4 and 5 years, with a further 1 year post-vesting retention requirement.

Restricted shares issued to directors and management

Movements in the number of restricted shares outstanding and their issue prices are as follows:

	Weighted Market Price at Grant Date US$ 2011	Weighted Market Price at Grant Date US$ 2010	Weighted Market Price at Grant Date US$ 2009	Shares 2011	Shares 2010	Shares 2009	Weighted Average Remaining Contractual Life (years) 2011	Weighted Average Remaining Contractual Life (years) 2010	Weighted Average Remaining Contractual Life (years) 2009
Shares granted to executive directors
At January 1	48.79	45.89	22.19	134,000	186,000	24,000
Awarded	76.53	—	47.52	46,577	—	174,000
Vested	—	38.40	22.19	—	(52,000)	(12,000)
Lapsed	47.52	—	—	(58,000)	—	—

At December 31	59.93	48.79	45.89	122,577	134,000	186,000	2.34	1.10	1.56

Shares granted to non-executive directors
At January 1	69.47	42.89	30.89	6,000	5,848	5,826
Awarded	81.60	82.25	43.92	7,200	7,200	9,600
Vested	70.03	58.62	36.62	(6,400)	(5,848)	(9,578)
Lapsed	—	69.47	—	—	(1,200)	—

At December 31	81.79	69.47	42.89	6,800	6,000	5,848	0.71	0.33	0.38

Shares granted to employees
At January 1	88.00	—	—	300,000	—	—
Awarded	83.64	88.00	—	487,200	300,000	—
Vested	—	—	—	—	—	—
Lapsed	79.70	—	—	(66,000)	—	—

At December 31	85.82	88	—	721,200	300,000	—	3.71	3	—

Refer to the long term incentive: restricted share award table on pages 88 to 92 for further details on these shares issued to directors and the annual movements.

Participation in Co-Investment Plan by executive directors in 2011

One third of any annual bonus earned is compulsorily deferred and an executive director may also choose to commit further shares to a Co-Investment Plan. The maximum commitment which may be made in the Co-Investment Plan is 200% of base salary by the CEO and 100% of base salary by the CFO. Committed shares must be retained for three years and may be matched, depending on relative TSR performance over three years against the HSBC Global Gold Index. If after three years the TSR performance of the group equals the performance of the HSBC Global Gold Index, then the committed shares may be matched on a stepped scale The maximum level of matching is one for one.

A total of 46,577 shares were awarded to the executive directors in 2011 (2010: nil) under the Co-Investment Plan and remain outstanding but not yet exercisable at year end. The grant date of these shares was 13 June 2011 and the shares have been fair valued at US$1.4 million. The vesting of the award is dependent on the group’s TSR performance relative to the constituents of the HSBC Global Gold Index. The share award was valued using a Monte Carlo simulation model.

The following assumptions were used in the valuation model for the equity settled scheme:

•	risk free rate of 0.59% per annum;

•	historical share price volatility of 40% was used;

•	volatility assumption of 30% was used to project the HSBC Global Gold Index;

•	the correlation used between the HSBC Global Gold Index and the group TSR was 80% over the last 3 years; and

•	performance period from 1 January 2011 to December 31, 2013.

18. SEGMENT INFORMATION

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

	Mali	Mali	Mali	Côte d’Ivoire	DRC	Jersey	Inter company Eliminations	Total
Country of operation	Group’s 40% share of Morila	Loulo	Gounkoto	Tongon	Group’s 50% share of Kibali*	Corporate and Exploration
YEAR ENDED DECEMBER 31, 2011
PROFIT AND LOSS
Total revenue	156,771	321,199	228,370	425,060	—	—	(4,314)	1,127,086
Mining and processing costs excluding depreciation	(68,090)	(192,148)	(60,120)	(137,674)	—	8,193	(503)	(450,342)
Depreciation and amortization	(10,238)	(20,377)	(6,065)	(39,104)	(998)	(5,278)	—	(82,060)
Mining and processing costs	(78,328)	(212,525)	(66,185)	(176,778)	(998)	2,915	(503)	(532,402)
Transport and refining costs	(209)	(1,499)	—	(933)	—	—	—	(2,641)
Royalties	(9,427)	(17,944)	(13,702)	(12,768)	—	—	—	(53,841)
Exploration and corporate expenditure	—	(4,156)	(1,242)	(3,222)	(164)	(35,141)	—	(43,925)
Other (expenses)/income	(3,410)	(18,207)	(8,536)	(33,963)	1,162	56,393	—	(6,561)
Finance costs	(510)	(562)	—	(340)	(2)	(33,174)	30,991	(3,597)
Finance income	2	36	—	128	9	31,831	(30,991)	1,015
Profit before income tax	64,889	66,342	138,705	197,184	7	22,824	(4,817)	485,134
Income tax expense	(21,046)	(25,693)	(209)	(1,620)	—	(3,131)	—	(51,699)
Net profit	43,843	40,649	138,496	195,564	7	19,693	(4,817)	433,435
Capital expenditure	(1,186)	(164,053)	(89,828)	(99,879)	(77,510)	(16,027)	—	(448,483)
Total assets	68,364	764,592	132,872	568,461	459,433	538,985	—	2,532,707
Total external liabilities	(32,245)	(102,329)	(11,775)	(34,244)	(3,281)	(51,473)	—	(235,347)

#	Total external liabilities, excludes loans from minority shareholders and minority interests.
*	Before minorities

	Mali	Mali	Mali	Côte d’Ivoire	DRC	Jersey
	Group’s 40% share of Morila	Loulo	Gounkoto	Tongon	Group’s 50% share of Kibali*	Corporate and Exploration	Inter company Eliminations	Total
YEAR ENDED DECEMBER 31, 2010
PROFIT AND LOSS
Gold sales on spot	117,427	385,051	—	6,527	—	—	(3,116)	505,889
Loss on hedging contracts	—	(21,336)	—	—	—	—	—	(21,336)
Total revenue	117,427	363,715	—	6,527	—	—	(3,116)	484,553

Mining and processing costs excluding depreciation	(56,596)	(201,212)	—	(1,902)	—	3,519	3,895	(252,296)
Depreciation and amortization	(5,152)	(16,135)	—	(4,410)	(264)	(2,166)	—	(28,127)

Mining and processing costs	(61,748)	(217,347)	—	(6,312)	(264)	1,353	3,895	(280,423)
Transport and refining costs	(236)	(1,357)	—	(60)	—	—	—	(1,653)
Royalties	(7,052)	(20,431)	—	(197)	—	—	—	(27,680)
Exploration and corporate expenditure	(8)	(1,430)	—	(13)	609	(46,336)	—	(47,178)
Other (expenses)/income	(2,603)	(19,330)	—	(876)	(1,018)	32,349	—	8,522
Finance costs	(1,129)	(7,412)	—	(19)	(7)	(3,577)	6,874	(5,270)
Finance income	2	125	—	—	7	8,044	(6,874)	1,304
Provision for financial assets	—	—	—	—	—	12,980	—	12,980
Profit before income tax	44,653	96,533	—	(950)	(673)	4,813	779	145,155
Income tax expense	(14,830)	(9,955)	—	380	—	(119)	—	(24,524)
Net profit	29,823	86,578	—	(570)	(673)	4,694	779	120,631
Capital expenditure	(1,319)	(86,893)	—	(232,738)	(33,195)	(56,665)	—	(410,810)
Total assets	92,527	594,675	—	435,126	371,596	500,416	—	1,994,340
Total external liabilities	(19,242)	(62,148)	—	(28,157)	(3,409)	(32,720)	—	(145,676)

#	Total external liabilities, excludes loans from minority shareholders and minority interests.

	Mali	Mali	Côte d’Ivoire	DRC	Jersey
Country of operation	Group’s 40% share of Morila	Loulo	Tongon	Group’s 50% share of Kibali*	Corporate and Exploration	Inter company Eliminations	Total
YEAR ENDED DECEMBER 31, 2009
PROFIT AND LOSS
Gold sales on spot	132,231	345,736	—	—	—	(1,414)	476,553
Loss on hedging contracts	—	(43,773)	—	—	—	—	(43,773)
Total revenue	132,231	301,963	—	—	—	(1,414)	432,780
Mining and processing costs excluding depreciation	(57,353)	(164,826)	—	—	—	1,047	(221,132)
Depreciation and amortization	(5,499)	(22,931)	—	(72)	—	—	(28,502)
Mining and processing costs	(62,852)	(187,757)	—	(72)	—	1,047	(249,634)
Transport and refining costs	(258)	(1,336)	—	—	—	—	(1,594)
Royalties	(7,935)	(17,475)	—	—	—	—	(25,410)
Exploration and corporate expenditure	(505)	(3,471)	—	(1,216)	(45,919)	—	(51,111)
Other (expenses)/income	(4,159)	(7,910)	—	(2,086)	22,888	—	8,733
Finance costs	(1,026)	(7,929)	—	27	—	7,013	(1,915)
Finance income	7	181	—	170	10,099	(7,013)	3,444
Provision for financial assets	—	—	—	—	(9,580)	—	(9,580)
Profit before income tax	55,503	76,266	—	(3,177)	(22,512)	(367)	105,713
Income tax expense	(19,004)	(1,324)	—	—	(1,122)	—	(21,450)
Net profit	36,499	74,942	—	(3,177)	(23,634)	(367)	84,263
Capital expenditure	(3,737)	(73,869)	(118,574)	(35)	(10,007)	9,521	(196,701)
Total assets	117,876	503,242	148,863	342,127	717,581	(9,521)	1,820,168
Non-current assets	59,310	347,761	143,768	333,327	97,612	—	981,778
Total external liabilities#	(30,414)	(89,819)	—	(5,344)	(8,386)	—	(133,963)

#	Total external liabilities, excludes loans from minority shareholders and minority interests.
*	Before minorities

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

Controlling Risk in the Group

The treasury committee is responsible for treasury financial risk management activities within the group. The treasury committee reviews and recommends to the board all treasury counterparts, limits, instruments and any hedge strategies. At least two members of the treasury committee need to be present for a decision to be made, one of whom needs to be an executive director. The treasury committee is permitted to invest up to US$100 million/20% of the total funds (whichever is the lower) with each approved institution with an investment rating of AA- or higher noting that funds have to be spread between at least 5 institutions. At year end the group held 46% of the total funds (excluding local bank accounts) with AA- rated institutions on deposit for periods of three months or less. The treasury committee is also permitted to invest up to US$25 million / 5% of the total funds (whichever is the lower) with each approved institution with a minimum investment rating of A or higher. At year end the group held 32% of these funds with A rated institutions for periods of three months or less. The group has 8 institutions rated AA- or higher with investments held across 6. The A rated approved institutions amount to 11 with investments held across 8. The remaining cash for the group at year end was held with the group’s principal bankers. The treasury committee is responsible for managing investment, gold price, currency, liquidity and credit risk. The treasury committee monitors adherence to treasury risk management policy and counterpart limits and provides regular reports. The financial risk management objectives of the group are defined as follows:

•	safeguarding the group core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk, interest rate risk and credit risk;

•	effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;

•	ensuring that investment and any hedging transactions are undertaken with creditworthy counterparts; and

•

ensuring that all contracts and agreements related to risk management activities are coordinated, consistently throughout the group and comply where necessary with all relevant regulatory and statutory requirements.

Refer to risk factor section for details of all the risks identified for the group.

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

US$000	Dec. 31, 2011	Dec. 31, 2010
Level of exposure of foreign currency risk carrying value of foreign currency balances
Cash and cash equivalents includes balances dominated in:
• Communauté Financiére Africaine franc (CFA)	3,424	24,532
• Euro (EUR)	26,281	3,439
• South African rand (ZAR)	11,640	502
• Canadian dollar (CAD)	1,013	1,155
Trade and other receivables includes balances dominated in:
• Communauté Financiére Africaine franc (CFA)	29,933	18,578
• Euro (EUR)	25	1
• South African rand (ZAR)	1,989	345
Trade and other payables includes balances dominated in:
• Communauté Financiére Africaine franc (CFA)	(74,069)	(5,453)
• Euro (EUR)	1,086	(3,949)
• South African rand (ZAR)	(2,161)	(3,583)
• British pound (GBP)	(1,549)	(51)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the group which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments.

	Closing exchange rate	Effect of 10% strengthening of US$ on net earnings and equity US$000
At December 31, 2011
• Euro (EUR)	0.7723	2,522
• Communauté Financiére Africaine franc (CFA)	517.38	10,743
• South African rand (ZAR)	8.1421	1,579
At December 31, 2010
• Communauté Financiére Africaine franc (CFA)	504.68	3,766

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

Maturity date	Currency	Effective Amount US$	Effective rate (%) for the year
Cash and cash equivalents:
All less than 90 days	US$	487,644	0.23

The other financial instruments of the group that are not included in the tables above are non-interest bearing and are therefore not subject to interest rate risk. The interest rate risk associated with the loans from minority interests are not significant.

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in Mali and Côte d’Ivoire. The gold produced is sold to the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. Included in receivables is US$36.2 million (2010: US$14 million) (refer to Note 7) relating to indirect taxes owing to Morila and Loulo by the State of Mali, which are denominated in FCFA, which holds some credit risk for the group. US$5.4 million (2010: US$4.5 million) of TVA balances across the mines were past due but not impaired, as agreements are ongoing with governments for the recovery of those amounts.

Capital risk management

The group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, buyback shares, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the consolidated statement of financial position) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt.

US$000	2011	2010
Capital risk management
Total borrowings	(158,903)	(95,489)
Less: cash and cash equivalents	487,644	366,415
Net cash	328,741	270,926
Total equity	2,294,746	1,845,946
Total capital	1,966,005	1,575,020
Gearing ratio	0%	0%

*	Owing to the absence of a net debt position, the gearing is calculated at 0%.

Maturity analysis

The following table analyses the group’s financial liabilities into the relevant maturity groupings based on the remaining period from the Statement of Financial Position to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances will not necessarily agree with the amounts disclosed in the Statement of Financial Position.

The terms of payment of trade receivables is less than 7 days, advances to contractors 30 days and taxation debtors is 6 months.

US$000	Trade and other payables	Borrowings	Expected future interest payments	Other financial liabilities
At December 31, 2011
Financial liabilities
Within 1 year, on demand	152,903	—	—	—
After 5 years	—	—	—	2,614

Total	152,903	—	—	2,614

At December 31, 2010
Financial liabilities
Within 1 year, on demand	95,255	234	100	—
After 5 years	—	—	—	2,718

Total	95,255	234	100	2,718

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the carrying amounts and fair values of the group’s financial instruments outstanding at December 31, 2011 and 2010. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

US$000	Categories of financial instruments	Carrying amount Dec. 31, 2011	Fair value Dec. 31, 2011	Carrying amount Dec. 31, 2010	Fair value Dec. 31, 2010
Financial assets Cash and cash equivalents	Loans and receivables	487,644	487,644	366,415	366,415
Available-for-sale financial assets categorized as level 1
Available-for-sale financial assets	Available-for-sale	7,498	7,498	15,862	15,862
Available-for-sale financial assets categorized as level 2
Available-for-sale financial assets	Available-for-sale		—	—	—
Trade and other Receivables	Loans and receivables	48,011	48,011	43,006	43,006
Financial liabilities
Trade and other payables	Other financial liabilities - amortized cost	152,903	152,903	95,255	95,255
Current portion of borrowings	Other financial liabilities - amortized cost	—	—	234	234
Liabilities on forward gold sales categorized as level 1
Liabilities on forward gold sales (note 19)	Derivatives used for hedging	—	—	—	—
State of Mali loan	Other financial liabilities amortized cost	2,614	2,231	2,718	2,562

The table above shows the level of the fair value valuation hierarchy applied to financial instruments carried at fair value. The total financial assets valued using level 1 is US$7.5 million (2010: US$15.9 million). There have been no transfers between the levels of fair value hierarchy during the current or prior year. Randgold Resources does not hold any financial instruments that are fair valued using a level 2 or level 3 valuation.

No derivative financial instruments currently exist. Derivative financial instruments were previously taken out as part of the Loulo hedging program. All remaining gold price forward contracts were delivered into in 2010 and the group is now fully exposed to the spot gold price on all gold sales.

Forward gold sales

All gold price forward sales contracts were delivered into during 2010.

	Carrying amount US$000	Forward sales Ounces	Forward sales US$/oz
Details of the group’s on statement of financial position forward gold sale contracts as at December 31, 2009 (all treated as cash flow hedges):
Maturity dates
Year ended 2010	15,749	41,748	500

Total	15,749	41,748	500

These financial instruments were taken out as part of the Loulo project financing, but some of the contracts which matured in 2006 were rolled forward. For ounces delivered into hedges the net cash proceeds from the sales were limited to the forward price per the contract as per the previous table. These profits/losses have already been recognized in profit or loss, at the original designated delivery date.

The hedge book liability as statedrealized as follows:

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

ESTIMATION OF FAIR VALUES

Trade and other receivables, trade and other payables, cash and cash equivalents

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Long term borrowings

The fair value for the loans from minority shareholders is based on estimated project cash flows which have been discounted at 3% (2010: 3%).

Gold price contracts

All gold price forward sales contracts were delivered into during the prior year. The group is now fully exposed to the spot gold price on gold sales.

21. COMMITMENTS AND CONTINGENT LIABILITIES

	Dec. 31, 2011	Dec. 31, 2010
Capital expenditure contracted for at statement of financial position date but not yet incurred is: Property, plant and equipment	109,728	85,008

The group’s capital commitments relating to the Kibali joint venture amount to US$106.5 million (2010: US$4.8 million).

Operating lease commitments

The lease relates to the oxygen plant at Loulo leased from Maligaz. The duration of the contract is 10 years and the contract is renewable for additional periods of five years thereafter.

The future aggregate minimum lease payments* under operating leases are as follows:

US$000	Dec. 31, 2011	Dec. 31, 2010
No later than 1 year	342	328
Later than 1 year and no later than 5 years	1,368	1,312
Later than 5 years	1,026	984

	2,736	2,624

*	These payments also include payments for non-lease elements in the arrangement.

As discussed more fully in note 3, the group has received claims for various taxes from the State of Mali totaling US$64.3 million, which the group considers to be without merit.

22. RELATED PARTY TRANSACTIONS

US$000	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009
Management fees from Morila SA	3,933	2,944	3,320
Management fees from Somilo SA	12,141	8,943	8,641
Management fees from Kibali Goldmines SPRL	4,000	1,208	—
Management fees from Gounkoto SA	2,202	—	—
Management fees from Tongon SA	4,330	91	—
Interest earned on shareholder loans advanced to Tongon	23,550	—	—
Interest earned on shareholder loans advanced to Somilo	7,441	6,874	7,013
Management fee received from Rockwell	93	97	97
Management fee received from Seven Bridges	2,798	2,895	1,934

In terms of the operator agreement between Morila SA and AngloGold Ashanti Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to Randgold Resources (through Mining Investment Jersey Limited).

Randgold (through Randgold Resources (Somilo) Ltd) is the operators of Loulo, Tongon (through Mining Investment (Jersey) Ltd), as well as of Gounkoto (through Randgold Resources (Gounkoto) Ltd).

Seven Bridges Trading 14 (Pty) Ltd provided administration services to Rockwell Resources RSA (Pty) Ltd. Dr DM Bristow is a non executive director of Rockwell Resources International. The balances outstanding at year end related to Rockwell were negligible (2010: nil; 2009: nil).

Refer to Note 11 for details of the group’s investments in and loans to subsidiaries and joint ventures within the group.

US$000	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009
Key management remuneration
Short term employee benefits	11,649	10,684	9,491
Share-based payments	11,619	7,311	5,472

Total	23,268	17,995	14,963

This includes compensation for two executive directors (2010: Two; 2009: two), eight non-executive directors (2010: Eight; 2009: eight) and twenty-one executive management personnel (2010: Sixteen; 2009: thirteen).

23. MINING AND PROCESSING COSTS AND OTHER DISCLOSABLE ITEMS

US$000	Year Ended Dec. 31, 2011	Year Ended Dec. 31, 2010	Year Ended Dec. 31, 2009
Mining and processing costs comprise:
Mine production costs	374,992	247,850	196,318
196 Movement in production inventory and ore stockpiles	5,047	(16,152)	5,741
Depreciation and amortization	82,060	28,127	28,502
Other mining and processing costs	70,303	20,598	19,073

	532,402	280,423	249,634

The above includes:
Impairment of receivables	3,159	124	1,017

Other income includes management fees of US$4.4 million (2010: US$2.4 million; 2009: US$2.0 million) in respect of Kibali and Morila. Other income in 2010 also includes a profit of US$19.3 million (2009: US$10.7 million) in respect of the sale of 15.5 million Volta Resources shares. The amount recognized in 2009 relates to the profit realized on the sale of the Kiaka project in Burkina Faso. Other expenses include net operational foreign exchange losses of US$10.4 million for the year (2010: US$13.4 million; 2009: US$1.5 million).

24. EXPLORATION AND CORPORATE EXPENDITURE

US$000	Year Ended Dec. 31, 2011	Year Ended Dec. 31, 2010	Year Ended Dec. 31, 2009
Exploration and corporate expenditure comprise:
Exploration Expenditure	19,606	11,083	21,829
Corporate expenditure	24,319	36,095	29,282

	43,925	47,178	51,111

25. FINANCE INCOME AND COSTS

US$000	Year Ended Dec. 31, 2011	Year Ended Dec. 31, 2010	Year Ended Dec. 31, 2009
Finance income – interest income	1,015	1,304	1,876
Finance income – net foreign exchange gains on financing activities	—	—	1,568
Finance income	1,015	1,304	3,444
Interest expense – borrowings	(405)	(1,101)	(1,423)
Finance costs – net foreign exchange loss on financing activities	(2,157)	(3,577)	—
Unwind of discount on provisions for environmental rehabilitation	(1,035)	(592)	(492)
Finance costs	(3,597)	(5,270)	(1,915)
Release of provision for financial assets	—	12,980	(9,580)

Finance (loss)/income – net	(2,582)	9,014	(8,051)

Interest income arises on cash and cash equivalents.

Interest expenses arise on borrowings measured at amortized cost.

26. SUBSEQUENT EVENTS

The Gounkoto mining convention was signed on March 21, 2012. Refer to note 4 for further details.

Schedule I – Valuation and Qualifying Accounts

	Balance at beginning of period	Charged to costs and expenses	Amounts written off as uncollectible	Unused amounts reversed	Balance at end of period
Year ended December 31, 2011
Valuation allowance for impaired receivables	2.2	3.2	(4.3)	—	1.1
Year ended December 31, 2010
Valuation allowance for impaired receivables	2.1	0.1	—	—	2.2
Valuation allowance for impaired auction rate securities	20.0	—	—	(20.0)	—
Year ended December 31, 2009
Valuation allowance for impaired receivables	1.1	1.0	—	—	2.1
Valuation allowance for impaired auction rate securities	10.4	9.6	—	—	20.0