Form 20-F/A
period 2011-12-31
RANDGOLD RESOURCES LTD
filed 2012-08-31
CIK 1175580

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

We are filing this Amendment No. 1 (the “Amendment No. 1) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “Original Form 20-F”), as filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2012. This Amendment No. 1 is being filed for the purpose of clarifying our disclosures in the “Business Overview” section of Item 4 “Information on the Company” of Part I of the Original Form 20-F, pursuant to comments received from the Staff of the Commission. This Amendment No. 1 amends and restates “Item 4. Information on the Company – B. Business Overview” of Part I of the Original Form 20-F.

Except for the revisions to “Item 4. Information on the Company – B. Business Overview”, no other changes have been made to the Original Form 20-F. The other information in the Original Form 20-F continues to speak as of the date of the Original Form 20-F, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Form 20-F. Accordingly, this Amendment No. 1 should be read in conjunction with our filings with the Commission that are subsequent to the filing of the Original Form 20-F.

Part I

Item 4.	Information on the Company

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

Exploration

We have an extensive portfolio of exploration projects in both West and Central Africa. In 2011, we concentrated our exploration activities on defining the satellite ounces in proximity to the Loulo plant site. The combined open pit mineralized material from all satellite deposits has been calculated at 4.48Mt at 1.88g/t. At Gounkoto, exploration concentrated on better defining the underground potential in the ‘Jog Zone’ while over in Senegal exploration has concentrated on the evaluation of satellite deposits to provide non-refractory material to supplement the ore feed from Massawa. With the commissioning of the Tongon mine, the exploration focus shifted to the evaluation of satellite targets and the discovery of potential stand-alone targets within the company’s extensive permit portfolio countrywide. At Kibali, exploration has significantly advanced the geological understanding of the project. A well-balanced resource triangle has been developed on the back of a robust geological model with targets being progressed at all levels. During 2011 a strategic decision was made to restructure the exploration department to create dedicated brownfields and greenfields exploration teams, ensuring that while the feasibility work and testing of extensions to known deposits continues, the prospectivity of the greater permit area is also being evaluated, thus providing the opportunity for the discovery of further world class gold deposits in the region. Mineralization has been confirmed a further 450 meters down plunge of the main KCD deposit and remains open to the west towards Gorumbwa.

We are exploring in five African countries with a portfolio of 302 targets on 13,892 square kilometers of ground holding. We target profitable gold deposits that have the potential to host mineable gold reserves. Our business strategy of organic growth through exploration has been validated by our discovery and development track record, including the Morila mine, Loulo mines, Gounkoto mine and Tongon mine, the Kibali project and the Massawa discovery.

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

ORE RESERVES

Only those reserves which qualify as proven and probable reserves for purposes of the SEC’s Industry Guide Number 7 are presented. Pit optimization and open pit designs are carried out at a gold price of $1,000 per ounce, except for the Tongon Northern Zone open pit which was designed on $900/oz since the profitability drops as the size of the pit increases when designed at $1,000 per ounce. Underground reserves are also based on a gold price of $1,000 per ounce.

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

TSF Project

During the year, the mine completed a feasibility study on the viability of retreating the TSF material, as well as the mineralized waste stockpiles. The TSF project study used a $1,300/oz gold price and the results include 42Mt of mineralized material at 0.41g/t and assume approximately seven years of reclamation activity from 2014. The financial model reflected satisfactory returns and consequently the project was approved by the board in early 2012. The project scoping to integrate the marginal ore (MO) and the mineralized waste (MW) treatment will be done through the following three steps:

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

Mali

Loulo

Work at Loulo continues to define satellite ounces in proximity to the plant. Modeling of the main mineralized structures has been completed following extensive drill programs executed in 2011 which totaled 68 diamond drill holes for 15,182 meters and 236 Reverse Circulation (RC) holes for 19,099 meters. This work resulted in the remaining in pit probable reserves at Loulo 3 being estimated at 0.98Mt at 3.75g/t for 117,882 ounces. Mineralization is open below the current pit and drilling will continue.

At Baboto, the mineralization which consists of three zones (North, Centre and South) returned a global mineralized material potential of 4.36Mt at 2.19g/t. The combined open pit mineralized material from all satellite deposits has been calculated at 4.48Mt at 1.88g/t.

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

Gounkoto

At Gounkoto, following the completion of a positive feasibility, exploration continued on the delineation of the hanging wall and footwall zones and the underground extensions of the main mineralized zone. In addition drilling was also completed to infill gaps within the model, particularly along the north south iron structure in the south of the deposit as well as at the base of the reserve pit. Thirty-seven holes for 22,900 meters were completed in 2011.

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

Two kilometers to the southeast of Gounkoto is Faraba where in 2011 four holes were drilled to infill gaps within the block model and twin old RC holes to provide additional data.

Results from this work returned a close correlation with the results from previous RC drilling and infill holes confirmed the continuity of the mineralization within the $1,500 pit shell where mineralized material of 4.95Mt at 2.11g/t has been estimated using input costs to truck the ore to Loulo. Two holes returned a newly identified broad zone of footwall mineralization: FADH 177 – 91 meters at 1.53g/t from 232 meters; and FATWDH04 – 39.5 meters at 1.3g/t from 187.8 meters. This represents an opportunity for further targeting. Mineralization at Faraba locates where the north south striking shear system intersects favorable coarse grained lithological layers. The resulting mineralization occurs as sub-horizontal to gently plunging shoots with blade-like morphology.

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

At Massawa, a total strike length of 8.5 kilometers has been drilled, but only a 4 kilometer portion of this has been evaluated for the present mineral resource modeling and has been mostly drill tested to a 50 meter by 50 meter spacing to vertical depths of 640 meters and to a 25 meter to 25 meter spacing in places. There are two main zones of mineralization, Northern and Central. They are part of the same northeast trending mineralized structure, which has been offset by north south belt discordant structures. Geological logging of core and interpretation confirms that the mineralized system occurs at a volcanic/sedimentary contact, where a prominent and continuous lapilli tuff sequence acts as a marker horizon. The average bedding strikes 020 degrees and dips 60 to 76 degrees to the west. Graded-bedding is common and suggests the sequence is overturned. The host sequences have been intruded by felsic dykes, gabbros and granitic bodies, particularly in the Central area. Mineralization is hosted in a variety of rocks including: greywackes, volcaniclastics and both mafic (gabbros) and felsic intrusives. The mineralized system is however structurally controlled and deformation is essentially brittleductile. The alteration assemblage is composed of sericite, silica, carbonate, pyrite and arsenopyrite. Gold mineralization formed in two phases: an early phase was composed of fine disseminated pyrite and arsenopyrite while the later stage is a shallow level gold system where quartz-stibnite and a large range of antimony bearing minerals host coarse native gold.

Metallurgical results have confirmed that the Massawa deposit is of a refractory nature with sub-microscopic and invisible gold locked up in the crystal lattice of arsenopyrite. No drilling was completed on the deposit in 2011 to allow time for the full evaluation of the metallurgy and development strategies. Exploration has concentrated on the evaluation of satellite deposits to provide non-refractory material to supplement the ore feed from Massawa.

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

TONGON MINE LEASE (NIELLE PERMIT)

Drill programs, including 111 RC holes for 10,983 meters, were completed on the near mine targets of Tongon West, Sekala, Seydou and Jubula. Geological models have been compiled to allow block models and pit optimizations to be calculated.

A phase of deep diamond drilling (five holes) was completed below the base of the Southern Zone $1,500/oz whittle pit to test for possible extensions of the mineralized lodes. All holes intersected the hydrothermal system but the structures hosting mineralization were narrow and weakly altered. The best results include TND357 – 10 meters at 1.99g/t and TND358 – 20 meters at 1.44g/t. Mineralization is associated with brecciated zones with silicification and arsenopyrite.

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

Regional soil sampling over the Nafoungolo target (locating over the Nogbele granite, west of the Oleo shear) highlighted a northeast trending anomaly over an eight kilometer strike which has been followed up with detailed soil sampling. This trend continues across the border into Burkina Faso, where it meets the Nogbele target which is hosted within the Nogbele granite.

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

Within a 10 kilometer radius of the main Sessengue-KCD deposit there are a number of satellite deposits which are in reserve or have mineralized material potential calculated. There are also advanced targets which have seen only limited drilling. Both of these target types are considered to be a high priority as they have considerable upside, either having had very limited drilling or drilling only to shallow depths of less than 200 meters. These are Kombokolo, Gorumbwa, Pakaka, Pamao, Agbarabo, Megi, Marakeke, Mengu Hill, Mengu Village and Ndala.

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

See “Social Responsibility and Environmental Sustainability.”

PART III

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1****	Memorandum and Articles of Association of Randgold Resources Limited, as amended.

2.1****	Memorandum and Articles of Association of Randgold Resources Limited, as amended (see Exhibit 1.1).

2.2+++	Form of Amended and Restated Deposit Agreement, dated as of October 14, 2009 among Randgold Resources Limited, The Bank of New York as Depositary, and owners and holders from time to time of American Depositary receipts issued thereunder.

2.3+++	Form of American Depositary Receipt.

2.4*	Excerpts of relevant provisions of the Companies (Jersey) Law 1991.

2.5*	Shareholder’s Agreement (English translation), dated June 23, 2000, between the State of Mali and Morila Limited.

4.1*	Deed Governing the Relationship Between the Parties Upon Admission between Randgold & Exploration Company Limited and Randgold Resources Limited, dated June 26, 1997 (Relationship Agreement).

4.2*	License Agreement, dated June 26, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.

4.3*	Agreement, dated December 21, 1999, between Société des Mines de Morila SA, Randgold Resources Limited and Morila Limited (loan from Randgold Resources Limited to Morila Limited).

4.4*	Sale of Shares Agreement, dated May 29, 2000, between AngloGold Limited, Randgold Resources Limited and Randgold Resources (Morila) Limited.

4.5*	Joint Venture Agreement, dated May 29, 2000, between AngloGold Limited and Randgold Resources Limited.

4.6*	Operator Agreement, dated May 29, 2000, between Société des Mines de Morila SA and AngloGold Services Mali SA.

4.7*	Cession of Shareholder’s Loan – Memorandum of Agreement, dated July 3, 2000, between Randgold Resources Limited and AngloGold Morila Holdings Limited.

4.8*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated February 25, 2000.

4.9*	Deed of Guarantee, dated August 25, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and SYPPS.

4.10*	Deferred Terms Agreement by and between Société des Mines de Morila SA and Rolls-Royce Power Ventures Limited, dated December 9, 1999.

4.11*	Deed of Guarantee given under the Morila Deferred Terms Agreement, dated March 3, 2000, between Randgold Resources Limited, Randgold & Exploration Company Limited and Mopps.

4.12*	Morila Exploitation Permit (English translation).

4.13*	Transfer of Morila Exploitation Permit from Randgold Resources Limited to Morila SA.

4.14*	Randgold Resources Limited Share Option Scheme.

4.15+	Structured Precious Metals Option and Loan Confirmation, dated August 30, 2002, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.16+	Third Contract of Employment between Randgold Resources Limited and Roger Ainsley Ralph Kebble.

4.17+	Services Agreement between Randgold & Exploration Company Limited and Randgold Resources Limited, dated February 2, 2003.

4.18++	Shareholder Loan Agreement dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.19++	Termination Agreement, dated November 9, 2004, between Randgold Resources Limited and Mr. R.A.R. Kebble.

4.20++	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo S.A.

4.21++	International Swap Dealers Association Inc. Master Agreement, dated December 21, 2004, between Randgold Resources Limited and Absa Bank Limited.

4.22++	Amendment to Shareholders’ Loan Agreement, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.23#	Fifth Contract of Employment, dated January 31, 2005, between Randgold Resources Limited and Dennis Mark Bristow.

4.24§	Mining Contract Agreement, dated February 15, 2005, between Société des Mine de Loulo S.A. and BCM Mali S.A.

4.25§	Third Contract of Employment, dated April 20, 2006, between Randgold Resources Limited and Roger A. Williams.

4.26#	International Swap Dealers Association Inc. Master Agreement and Schedule thereto, dated April 23, 2007, between Fortis Bank NV/SA Limited and Randgold Resources Limited.

4.27#	International Swap Dealers Association Inc. Novation Agreement, dated April 23, 2007, between Randgold Resources Limited, Société Générale and Fortis Bank NV/SA.

4.28#	Revolving Credit Facility Agreement, dated May 1, 2007, among Randgold Resources (Somilo) Limited, Randgold Resources Limited, various Banks and Other Financial Institutions and NM Rothschild & Sons Limited.

4.29#	Charge Over Shares, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.30#	Charge Over Shares, dated May 8, 2007, between Mining Investments (Jersey) Limited and NM Rothschild & Sons Limited.

4.31#	Deed of Guarantee and Indemnity, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.32#	Deed of Guarantee and Indemnity, dated May 8, 2007, between Société des Mines de Loulo S.A. and NM Rothschild & Sons Limited.

4.33#	Deed of Assignment, dated May 8, 2007, between Randgold Resources Limited and NM Rothschild & Sons Limited.

4.34#	Registered Share Pledge Agreement, dated May 9, 2007, between Randgold Resources (Somilo) Limited and NM Rothschild & Sons Limited.

4.35##	Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.36###	Addendum to the Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.37###	Employment Contract, dated April 28, 2008, between Randgold Resources Limited and Dennis Mark Bristow.

4.38###	First Contract of Employment, dated April 28, 2007, between Randgold Resources Limited and Graham P. Shuttleworth.

4.39###	Addendum to the Joint Venture Agreement, dated April 22, 2008, between AngloGold Ashanti Limited and Randgold Resources Limited.

4.40###	Addendum to the Operatorship Agreement, dated April 22, 2008, between AngloGold Ashanti Limited, AngloGold Services Mali SA, Société des Mines de Morila SA and Mining Investments Jersey Limited.

4.41%	Project Management Agreement between La Société d’Opération Ivoirienne d’Électricité (SOPIE) and Randgold Resources C.I. – SARL, dated March 2009.

4.42%	Letter Agreement, dated September 18, 2008, between Randgold Resources (Côte d’Ivoire) Limited and New Mining Côte d’Ivoire SARL.

4.43%	Rules of the Randgold Resources Limited Restricted Share Scheme.

4.44%	Contract of Employment, dated July 1, 2008, between Randgold Resources Limited and Graham P. Shuttleworth.

4.45%%	Agreement between Randgold Resources Limited and AngloGold Ashanti Limited dated July 16, 2009.

4.46%%	Amendment dated July 27, 2009 to Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009.

4.47%%	Irrevocable Commitment from Randgold Resources Limited to Moto Goldmines Limited, dated July 27, 2009.

4.48**	Arrangement Agreement, dated August 5, 2009, between Randgold Resources Limited, 0858065 B.C. Limited and Moto Goldmines Limited.

4.49**	Protocole d’Accord, dated October 31, 2009, between Randgold Resources Limited, AngloGold Ashanti Limited, Moto Goldmines Limited, Kibali Goldmines S.P.R.L. and the Government of the Democratic Republic of The Congo.

4.50**	Share Purchase Agreement, dated October 31, 2009, between L’Office des Mines de Kilo-Moto, Randgold Resources Limited, AngloGold Ashanti Limited, Moto Goldmines Limited, Border Energy Pty Limited, Kibali (Jersey) Limited and Kibali Goldmines S.P.R.L.

4.51***	Agreement, dated July 26, 2010 between Randgold Resources and DTP Terrassement.

4.52***	Joint Venture Agreement, dated July 16, 2009 between Randgold Resources Limited and AngloGold Ashanti Limited

4.53***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Philippe Liétard.

4.54***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Norborne Cole Jr.

4.55***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Christopher L Coleman.

4.56***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Robert I Israel.

4.57***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Karl Voltaire.

4.58***	Appointment Letter, dated May 4, 2010, between Randgold Resources Limited and Kadri Dagdelen.

4.59***	Contract of Employment, dated August 3, 2010, between Randgold Resources Limited and Graham P. Shuttleworth.

4.60****	Executive Service Agreement between Randgold Resources Limited and Dennis Mark Bristow, dated June 13, 2011.

4.61****	Executive Service Agreement between Randgold Resources Limited and Graham P. Shuttleworth, dated June 13, 2011.

4.62****	Appointment Letter, dated November 1, 2011, between Randgold Resources Limited and Andrew J. Quinn.

4.63****	Rules of Restricted Share Scheme (amended 2012).

4.64****	Rules of Co-Investment Plan.

4.65****	Randgold Resources Share Option Scheme, as amended.

8.1****	List of Subsidiaries.

12.1*****	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*****	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1****	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2****	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1****	Consent of BDO LLP.

15.2****	Consent of Shaun Gillespie.

15.3****	Consent of Mark Odell.

15.4****	Consent of Nick Kingaby.

15.5****	Consent of Daniel Donald.

15.6****	Consent of Tim Peters.

15.7****	Consent of Onno ten Brinke.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-90972), filed on June 21, 2002.
+	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.
++	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.
+++	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-129147), filed on October 7, 2009.
§	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
#	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
##	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-147648), filed on November 27, 2007.
###	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
%	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.
%%	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-160827), filed on July 27, 2009.
**	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.
***	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.
****	Previously Filed with the Original Form 20-F.
*****	Filed Herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

RANDGOLD RESOURCES LIMITED

By:	/s/ D. Mark Bristow
Name: D. Mark Bristow
Title: Chief Executive Officer
Date: August 31, 2012

Exhibit Index

Exhibit No.	Exhibit

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Financial Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.