Form 20-F
period 2012-12-31
RANDGOLD RESOURCES LTD
filed 2013-03-29
CIK 1175580

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2012, the Registrant had outstanding 92,070,753 ordinary shares, par value $0.05 per share.

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

Alteration:	The chemical change in a rock due to hydrothermal and other fluids.

Archaean:	A geological eon before 2.5 Ga.

Arsenopyrite:	An iron arsenic sulfide mineral.

bcm	A measure of volume representing a cubic meter of in-situ rock.

Birimian:	Geological time era, about 2.1 billion years ago.

Carbonate:	A mineral salt typically found in quartz veins and as a product of hydrothermal alteration of sedimentary rock.

Cut-off grade:	The lowest grade of material that can be mined and processed considering all applicable costs, without incurring a loss or gaining a profit.

Development:	Underground work carried out for the purpose of opening up a mineral deposit which includes shaft sinking, crosscutting, drifting and raising.

Diamond Drilling (“DDH”):	A rotary type of rock drilling that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter.

Dilution (mining):	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

Discordant:	Structurally unconformable.

Disseminated ore:	Ore carrying small particles of valuable minerals spread more or less uniformly through the host rock.

EEP:	Exclusive EP.

EP:	Exploration permit.

Exploration:	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Fault:	A break in the Earth’s crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Feasibility Study:	A comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Feldspar:	An alumino-silicate mineral.

Footwall:	The underlying side of a fault, orebody or stope.

g/t:	Grams of gold per metric tonne.

Gneiss:	A coarse-grained, foliated rock produced by metamorphism.

Gold reserves:	The gold contained within proven and probable reserves on the basis of recoverable material (reported as tonnes we expect to be delivered to the mill and head grade).

Gold sales:	Represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of such contracts.

Grade:	The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per tonne of ore.

Granite:	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.

Greenstone belt:	An area underlain by metamorphosed volcanic and sedimentary rocks, usually in a continental shield.

Greywacke:	A dark gray, coarse grained, indurated sedimentary rock consisting essentially of quartz, feldspar, and fragments of other rock types.

Hydrothermal:	Relating to hot fluids circulating in the earth’s crust.

Head grade:	The grade of the ore as delivered to the metallurgical plant.

Igneous rocks:	Rocks formed by the solidification of molten material from far below the earth’s surface.

In situ:	In place or within unbroken rock or still in the ground.

Kibalian:	A geological time era.

Lower proterozoic:	Era of geological time between 2.5 billion and 1.8 billion years before the present.

Measures:	Conversion factors from metric units to US units are provided below:

Metric Unit		US Equivalent
1 tonne	= 1 t	1.10231 tons
1 gram	= 1 g	0.03215 ounces
1 gram per ton	= 1 g/t	0.02917 ounces per ton
1 kilogram per ton	= 1 kg/t	29.16642 ounces per ton
1 kilometer	= 1 km	0.621371 miles
1 meter	= 1 m	3.28084 feet
1 centimeter	= 1 cm	0.3937 inches
1 millimeter	= 1 mm	0.03937 inches
1 square kilometer	= 1 sq km	0.3861 square miles

Metamorphism:	The process by which the form or structure of rocks is changed by heat and pressure.

Mill delivered tonnes:	A quantity, expressed in tonnes, of ore delivered to the metallurgical plant.

Milling/mill:	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore/a revolving drum used for the grinding of ores in preparation for treatment.

Mineable:	That portion of a mineralized deposit for which extraction is technically and economically feasible.

Mineralization:	The presence of a target mineral in a mass of host rock.

Mineralized material:	A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. A deposit of mineralized material does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Moz:	Million troy ounces.

Mt:	Million metric tonnes.

Open pit:	A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

Orebody:	A natural concentration of valuable material that can be extracted and sold at a profit.

Ounce:	One troy ounce, which equals 31.10348 grams.

Prefeasibility Study:	A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined and includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic, social and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

Probable reserves:	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Prospect:	An area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

Proven reserves:	Reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Pyrite:	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold”.

Quartz:	A mineral compound of silicon and oxygen.

Quartzite:	Metamorphic rock with interlocking quartz grains displaying a mosaic texture.

Quartz-Tourmaline:	A rock unit created by alteration due to the addition of silica and boron.

Refining:	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

Regolith:	Weathered products of fresh rock, such as soil, alluvium, colluvium, sands, and hardened oxidized materials.

Rehabilitation:	The process of restoring mined land to a condition approximating its original state.

Reserve:	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

RP:	Reconnaissance Permit.

Sampling:	Selecting a fractional but representative sample for analysis.

Satellite deposit:	A smaller subsidiary deposit proximal to a main deposit.

Scoping study:	A conceptual study and the preliminary evaluation of the mining project. The principal parameters for a scoping study are mostly assumed and/or factored. Accordingly, the level of accuracy is low. A conceptual study is useful as a tool to determine if subsequent engineering studies are warranted. However, it is not valid for economic decision making nor is it sufficient for reserve reporting.

Sedimentary:	Pertaining to or containing sediment. Used in reference to rocks which are derived from weathering and are deposited by natural agents, such as air, water and ice.

Shear zone:	A zone in which shearing has occurred on a large scale.

Silica:	Silicon dioxide. Quartz is a common example.

Stockpile:	Broken ore heaped on surface, pending treatment.

Strike length:	The direction and length of a geological plane.

Stripping:	The process of removing overburden to expose ore.

Sulfide:	A mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite or iron sulfide. Also a zone in which sulfide minerals occur.

Tailings:	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

Tonnage:	Quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Tonne:	One tonne is equal to 1,000 kilograms (also known as a “metric” ton).

Total cash costs:	Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties.

Trend:	The direction, in the horizontal plane, of a linear geological feature, such as an ore zone, or a group of orebodies measured from true north.

Volcaniclastic:	Where volcanic derived material has been transported and reworked through mechanical processes.

Volcanisedimentary:	Where volcanic and sedimentary material have been transported and reworked through mechanical processes.

Waste:	Rock mined with an insufficient gold content to justify processing.

Weathered or weathering:	Rock broken down by erosion.

Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “PART I. Item 3. Key Information – D. Risk Factors” in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

We are incorporated under the laws of Jersey, Channel Islands with the majority of our operations located in West and Central Africa. Our books of account are maintained in US dollars and our annual and interim financial statements are prepared on a historical cost basis, except as otherwise required under International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”), and in accordance with IFRS. IFRS differs in significant respects from generally accepted accounting principles in the United States, or US GAAP. This Annual Report includes our audited consolidated financial statements prepared in accordance with IFRS. The financial information included in this Annual Report has been prepared in accordance with IFRS and, except where otherwise indicated, is presented in US dollars. For a definition of cash costs and other non-GAAP measures, please see “PART I. Item 3. Key Information – A. Selected Financial Data”.

Unless the context otherwise requires, “us”, “we”, “our”, “company”, “group” or words of similar import, refer to Randgold Resources Limited and its subsidiaries and affiliated companies.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. SELECTED FINANCIAL DATA

The following selected historical consolidated financial data have been derived from, and should be read in conjunction with, the more detailed information and financial statements, including our audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 and as at December 31, 2012 and 2011, which appear elsewhere in this Annual Report. The historical consolidated financial data as at December 31, 2010, 2009 and 2008, and for the years ended December 31, 2009 and 2008 have been derived from our audited consolidated financial statements not included in this Annual Report.

The financial data have been prepared in accordance with IFRS, unless otherwise noted.

$000:	Year Ended December 31, 2012	Year Ended December 31, 2011 (Restated)+		Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
STATEMENT OF COMPREHENSIVE INCOME DATA:
Amounts in accordance with IFRS
Revenues	1,317,830	1,127,086		484,553	432,780	338,572
Profit from operations#	567,442	499,816	+	136,141	113,764	75,937
Net profit attributable to owners of the parent	431,801	383,860	+	103,501	69,400	41,569
Basic earnings per share ($)	4.70	4.20	+	1.14	0.86	0.54
Fully diluted earnings per share ($)	4.65	4.16	+	1.13	0.84	0.54
Weighted average number of shares used in computation of basic earnings per share	91,911,444	91,337,712		90,645,366	81,022,790	76,300,116
Weighted average number of shares used in computation of fully diluted earnings per share	92,824,826	92,276,517		91,926,912	82,161,851	77,540,198
Dividends declared per share^	0.50	0.40		0.20	0.17	0.13
Other data
Total cash costs ($ per ounce sold)*	735	688		681	510	468

#	Profit from operations is calculated as profit before income tax under IFRS, excluding net finance income/(loss). Profit from operations all arises from continuing operations.

+	The group changed its accounting policy on production phase stripping costs effective from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 to F-10 of this Annual Report for further details).
^	Dividend distribution to the company’s shareholders is recognized as a liability in the group’s financial statements in the period in which the dividends are approved by the board of directors and declared to shareholders.
*	Refer to explanation of non-GAAP measures provided. The group has changed its treatment of consolidated non-GAAP measures in the period, which has resulted in changes to the group level non-GAAP measures for 2009 to 2012, in addition to the effect of the IFRIC 20 restatement above. Details of the change are provided in the section “Non-GAAP Measures” below.

$000:	At December 31, 2012	At December 31, 2011 (Restated)+		At December 31, 2010	At December 31, 2009	At December 31, 2008
STATEMENT OF FINANCIAL POSITION AMOUNTS:
Amounts in accordance with IFRS
Total assets	3,127,144	2,544,807	+	1,994,340	1,820,168	821,442
Long-term loans	13,296	—		—	234	1,284
Share capital	4,603	4,587		4,555	4,506	3,827
Share premium	1,409,144	1,386,939		1,362,320	1,317,771	455,974
Retained earnings	1,154,273	759,209	+	393,570	305,415	245,982
Other reserves	50,994	40,531		31,596	18,793	(31,387)
Equity attributable to the owners of the parent	2,619,014	2,191,266	+	1,792,041	1,646,485	674,396

+	The group changed its accounting policy on production phase stripping costs effective from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 to F-10 of this Annual Report for further details).

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

Previously, total cash cost and cash operating cost only included costs associated with activities at each operating mine. The group has changed the treatment of total cash cost and cash operating cost, by including all costs and activities across the group after elimination of intragroup transactions, rather than aggregating the mine level costs. This does not impact the individual mines as the adjustment reflects consolidation level adjustments. All comparative periods have been restated accordingly.

These measures are further explained below:

Total cost of producing gold is not a defined term under IFRS and includes mine production costs, depreciation and amortization charges, other mining and processing costs, transport and refining costs, royalties and movement in production inventory and ore stockpiles. Previously, total cost of producing gold only included costs associated with activities at each operating mine. The group has changed the treatment, by including all costs and activities across the group after elimination of intra group transactions, rather than aggregating the mine level costs. This does not impact the individual mines as the adjustment reflects consolidation level adjustments. All comparative periods have been restated accordingly and the total cost of producing gold is therefore calculated on a consistent basis for all periods presented.

Total cost of producing gold per ounce is calculated by dividing total cost of producing gold, as defined above, by gold ounces sold for the periods presented. Total cost of producing gold per ounce is calculated on a consistent basis for the periods presented. As discussed above, the treatment of total cost of producing gold per ounce has been amended and all comparative periods have been adjusted accordingly.

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

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. As discussed above, the treatment of total cash costs and cash operating costs have been amended and all comparative periods have been adjusted accordingly.

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

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.

Gold sales referred to in the production results tables for each mine refer to gold sales by the mine, which in the case of Loulo, includes a limited amount of gold sales to group companies. The consolidated IFRS measured revenue in the financial statements and the aggregate of the gold sales by mine, after the elimination of intragroup transactions, are $1.318 billion; 2011: $1.127 billion; 2010: $0.485 billion.

The following table lists the costs of producing gold, based on IFRS figures extracted from the financial statements of the Company, and reconciles this measure to total cash costs as defined by the Gold Institute’s guidance, as a non-GAAP measure, for each of the periods set forth below:

$000: Costs	Year Ended December 31, 2012	Year Ended December 31, 2011 (Restated)+		Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Mine production costs	460,322	362,892	+	247,850	196,318	186,377
Depreciation and amortization	131,741	82,060		28,127	28,502	21,333
Other mining and processing costs	84,182	70,303		20,598	19,073	13,675
Transport and refinery costs	2,988	2,641		1,653	1,594	2,053
Royalties	67,802	53,841		27,680	25,410	19,730
Movement in production inventory and ore stockpiles	(31,970)	5,047		(16,152)	5,741	(21,865)
Total cost of producing gold #	715,065	576,784	+	309,756	276,638	221,303
Less: Non-cash costs included in total cost of producing gold: Depreciation and amortization	(131,741)	(82,060)		(28,127)	(28,502)	(21,333)
Total cash costs using the Gold Institute’s guidance#	583,324	494,724	+	281,629	248,136	199,970
Ounces sold*	793,852	718,762		413,262	486,324	427,713
Total cost of producing gold per ounce ($ per ounce)#	901	802	+	750	569	517
Total cash costs per ounce ($ per ounce)#	735	688	+	681	510	468

*	40% share of Morila and 100% share of Loulo, Tongon and Gounkoto
+	The group changed its accounting policy on production phase stripping costs effective from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 to F-10 of this Annual Report for further details).
#	Refer to explanation of non-GAAP measures provided. The group has changed its treatment of consolidated non-GAAP measures in the period, which has resulted in changes to the group level non-GAAP measures for 2009 to 2012, in addition to the effect of the IFRIC 20 restatement above. Details of the change are provided in the section “Non-GAAP Measures” above.

The figures above are stated after the effects of restatements to prior periods, as detailed above and on pages F-9 to F-10 of this Annual Report, as detailed below:

$000:	Year Ended December 31, 2012	Year Ended December 31, 2011 (Restated)+	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Impact of IFRIC 20+
Impact on total cost of producing gold	—	(12,100)	—	—	—
Impact on total cash costs	—	(12,100)	—	—	—
Impact on total cost of producing gold per ounce	—	(17)	—	—	—
Impact on total cash cost per ounce	—	(17)	—	—	—
Impact of change in treatment of total cost of producing gold per ounce and total cash cost per ounce
Impact on total cost of producing gold	(11,306)	(7,690)	(7,414)	(1,047)	—
Impact on total cost of producing gold per ounce	(14)	(11)	(17)	(2)	—
Impact on total cash costs	(11,306)	(7,690)	(7,414)	(1,047)	—
Impact on total cash cost per ounce	(14)	(11)	(17)	(2)	—

+	The group changed its accounting policy on production phase stripping costs effective from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 to F-10 of this Annual Report for further details).

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

Substantially all of our revenue and cash flows have come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors, over which we have no control, including:

•	the demand for gold for investment purposes including Exchange Traded Funds, industrial uses and for use in jewelry;

•	international or regional political and economic trends;

•	the strength of the US dollar, the currency in which gold prices generally are quoted, and of other currencies;

•	market expectations regarding inflation rates;

•	interest rates;

•	speculative activities;

•	actual or expected purchases and sales of gold bullion holdings by central banks, the International Monetary Fund, or other large gold bullion holders or dealers;

•	hedging activities by gold producers; and

•	the production and cost levels for gold in major gold-producing nations.

The volatility of gold prices is illustrated in the following table, which shows the approximate annual high, low and average of the afternoon London Bullion Market fixing price of gold in US dollars for the past ten years.

	Price Per Ounce ($)
Year	High	Low	Average
2003	416	320	363
2004	454	375	409
2005	537	411	444
2006	725	525	604
2007	841	608	695
2008	1,011	712	871
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,571
2012	1,792	1,540	1,669
2013 (through February)	1,694	1,577	1,649

If gold prices should fall below and remain below our cost of production for any sustained period we may experience losses, and if gold prices should fall below our cash costs of production we may be forced to re-plan and mine higher grade ore which will have a negative impact on our reserves and life of mine plans. Low gold prices for an extended period could result in us having to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover from any losses we may incur during that period and on our ability to maintain adequate reserves. Our total cash cost of production per ounce of gold sold was $735 in the year ended December 31, 2012, $688 (as restated) in the year ended December 31, 2011 and $681 in the year ended December 31, 2010.

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

We are subject to risks associated with operating gold mines in Mali. In 2012, gold produced in Mali represented approximately 74% of our consolidated group gold production. On March 21, 2012, Mali was subject to an attempted coup d’état that resulted in the suspension of the constitution, the partial closing of the borders and the general disruption of business activities in the country. The supply of consumables to our mines in Mali was temporarily interrupted as a result of the political situation. The borders were reopened shortly after these events and an interim government was installed within a month. In January 2013, following military conflicts with terrorist insurgents, the Malian State requested the assistance of the French Government to assist the Malian army to repel the insurgents who had been occupying parts of the north of the country and beginning to move towards the southern part of the country. At present, French and other foreign troops occupy the northern part of the country to assist the Malian State in maintaining control of this region.

Government elections are scheduled to take place during the middle of 2013. Although we have continued to produce and sell gold during this political crisis, there can be no assurance that the political situation will not disrupt our ability to continue gold production, or our ability to sell and ship our gold from our mines in Mali. Furthermore, there can be no assurance that the Malian political crisis will not have a material adverse effect on our operations and financial condition.

Our business and results of operations may be adversely affected if the State of Mali and the DRC state fail to repay Value Added Tax, or TVA, owing to the Morila and Loulo mines and the Kibali project.

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

By December 2007, Morila had successfully concluded a reimbursement protocol with the State of Mali for all TVA reimbursements it was owed up to June 2005. Morila was unable to conclude a second protocol subsequent to December 2007, however, and pursuant to its Establishment Convention, began offsetting TVA reimbursements it was owed against corporate and other taxes payable by Morila to the State of Mali. As a result of the offsets, Morila had recouped all its outstanding TVA as at December 31, 2010, as the State of Mali repaid all outstanding amounts by this date. As of December 31, 2011 and December 31, 2012, TVA owed by the State of Mali amounted to $3.9 million and $6.4 million (our 40%), respectively.

During 2010 and 2011 and, to a degree, 2012 Loulo has offset TVA reimbursements it was owed against corporate and other taxes payable by Loulo to the State of Mali. At December 31, 2011, TVA owed by the State of Mali to Loulo stood at $19 million. This amount has increased to $72.2 million at December 31, 2012.

Included in the TVA owing amounts are amounts which had been extracted from the Morila and Loulo TVA refunds pertaining to disputed tax assessments. As at December 31, 2012 these amounted to $4.7 million (our 40%) owing to Morila and $24.4 million owing to Loulo.

By December 31 2012, TVA owing to Kibali by the DRC State amounted to $20.1 million (our 50%). Kibali has received TVA refunds during the year, but the process has been slower than set out by law, due to additional administrative requirements imposed by the relevant State departments.

Our business, cash flow and results of operations will be adversely affected to the extent the TVA amounts owing to the group are not paid.

Our business may be adversely affected if we fail to resolve disputed tax claims with the State of Mali.

As at December 31, 2012, the group had received claims for various taxes from the State of Mali totaling $86.2 million, in respect of the Loulo, Gounkoto and Morila mines. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for such disputes in Mali. Each of the companies have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable for the companies and allow for international arbitration in the event that a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. However, it may be necessary to instigate arbitration proceedings to resolve these disputes.

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

Mining companies are required to make a fair contribution and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations. As a result of public concern about the real or perceived detrimental effects of economic globalization and global climate impacts, businesses generally and large multinational corporations in natural resources industries, in particular, face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, governments, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities relate to non-renewable resources and are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage and legal suits.

Certain non-governmental organizations oppose globalization and resource development and are often vocal critics of the mining industry and its practices. Adverse publicity by such non-governmental agencies could have an adverse effect on our reputation and financial condition and could have an impact on the communities within which we operate.

In addition, our ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Mining operations should be designed to minimize the negative impact on such communities and the environment, for example, by modifying mining plans and operations or by relocating those affected to an agreed location. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon our financial conditions and operations. We seek to promote improvements in health and safety, environmental performance and community relations. However, our ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well-being of our employees, the environment or the communities in which we operate.

In July 2009, the Loulo mine experienced some disruption, caused by a small group of disaffected people unable to secure long term employment at the mine. The disruption resulted in some damage to the tailings pipeline as well as to some accommodation units and other property. As a result, all operations at the Loulo mine were suspended for 36 hours, following which all mining and processing operations returned to normal. There can be no assurance that similar events will not happen in the future, or that such events will not adversely affect our results of operations and properties.

In November 2011 and March 2012, the Tongon mine experienced temporary work stoppages during the course of negotiating a mine level agreement with a newly established union. Though we signed the mine level agreement with the union during 2012, there can be no assurance that similar work stoppages will not happen in the future, or that such events will not adversely affect our results of operations.

Any appreciation of the currencies in which we incur costs against the US dollar could adversely affect our results of operations and financial condition.

While our revenue is derived from the sale of gold in US dollars, a significant portion of our input costs are incurred in currencies other than the dollar, primarily Euro, Communauté Financière Africaine franc and South African Rand. Accordingly, any appreciation in such other currencies could adversely affect our results of operations.

The profitability of our operations and the cash flows generated by these operations are significantly affected by the fluctuations in the price, cost and supply of fuel and other inputs, and we would be adversely affected by future increases in the prices of fuel and other inputs.

Fuel, power and consumables, including diesel, steel, chemical reagents, explosives and tires, form a relatively large part of our operating costs. The cost of these consumables is impacted to varying degrees by fluctuations in the price of oil, exchange rates and availability of supplies. Such fluctuations have a significant impact upon our operating costs and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for mining projects, new and existing, and could even render certain projects non-viable.

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

During 2011, the average price of our landed fuel was higher than 2010, and it rose slightly in 2012. In the year ended December 31, 2012, the cost of fuel and other power generation costs comprised approximately 25% of our operating costs (2011: 25%).

While we do not currently anticipate a significant reduction in fuel availability, factors beyond our control make it impossible to predict the future availability of fuel. We are not parties to any agreements that protect us against price increases or guarantee the availability of fuel. Major reductions in the availability of fuel or significant increases in its cost, or a continuation of current high prices for a significant period of time, would adversely affect our results of operations and profitability.

Our underground mines at Loulo and our underground development project at Kibali are subject to all of the risks associated with underground mining.

Development of the underground mine at Yalea (Loulo) commenced in December 2006 and first ore was mined in April 2008. This planned mine, and the subsequent Gara underground mine (Loulo), represented our entry into the business of underground mining, and the commencement of underground mining in Mali by any mining company. In connection with the development of the underground mines, we must build the necessary infrastructure, the costs of which are substantial. The underground mines may experience unexpected problems and delays during their development and construction. Delays in the commencement of gold production could occur and the development costs could be larger than expected, which could affect our results of operations and profitability.

Since the commencement of the underground operations at Yalea, in working with a mining contractor, we have experienced a number of challenges which have led to delays and slower build up of production. These challenges included the availability of the underground fleet, the ability to drill and blast in line with the plan and the contractor’s poor safety record.

Following these setbacks experienced during 2009, we terminated the underground mining contract with the contractor and have assumed responsibility for underground mining at Loulo. At the beginning of 2010, we appointed a new contractor to develop the Gara underground mine, and subsequently extended their contract at the end of 2010 to include the additional development of the Yalea underground mine. The development and operation of the underground mine has been negatively impacted by these issues and resulting delays, and there can be no assurance that such issues will be fully resolved or that we will not have any further future delays.

Development of the Kibali mine includes the development of an underground mine, utilizing two separate mining contractors for each of the declines and vertical shaft. During 2012, we commenced the development of the decline shaft system and the vertical shaft platform was completed. In 2013, we have continued to progress our underground operations at Kibali, including starting the development of the shaft collar and foundations for the winder house.

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

Actual cash costs of production, production results, capital expenditure costs and economic returns may differ significantly from those anticipated by our feasibility studies for new development projects.

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

Kibali completed an optimized feasibility during 2011 and construction of the mine started in 2012. Included in the mine development is the relocation of approximately 20,000 people from the mine site, and 10 of the 14 affected villages were relocated to the new model village of Kokiza during the year. At Kibali, open pit and underground mining also commenced during the year and the construction of the processing plant is well advanced, with the mine’s first gold production scheduled for the end of 2013. However, there can be no assurance that the project will not be subject to the risks and uncertainties listed above, all of which could have an adverse material affect on the results of our operations and financial condition. At Massawa (Senegal), a technical and financial study was completed on the open pit enabling us to declare mineral reserves in 2010. In 2012 it was decided to focus on understanding the geological and metallurgical controls as well as the growing resource base of the project. The current plan is to progress the feasibility study through 2013 and 2014. There can be no assurance that the Massawa project will ultimately result in a new commercial mining operation, or that such new commercial mining operations would be successful.

We conduct mining, development and exploration activities in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.

We currently conduct mining, development and exploration activities in countries with developing economies. These countries and other emerging markets in which we may conduct operations have, from time to time, experienced economic or political instability. It is difficult to predict the future political, social and economic direction of the countries in which we operate, and the impact government decisions may have on our business. Any political or economic instability in the countries in which we currently operate could have a material adverse effect on our business and results of operations.

The countries of Mali, Senegal, Burkina Faso, Democratic Republic of the Congo (“DRC”) and Côte d’Ivoire have, since independence, experienced some form of political upheaval with varying forms of changes of government taking place.

Goods are supplied to our operations in Mali primarily by road through Senegal and Côte d’Ivoire, which at times have been disrupted by geopolitical issues. Any present or future policy changes in the countries in which we operate, or through which we are supplied, may in some way have a significant effect on our operations and interests.

The mining laws of Mali, Côte d’Ivoire, Senegal, Burkina Faso, and DRC stipulate that, should an economic orebody be discovered on a property subject to an EP, a permit that allows processing operations to be undertaken must be issued to the holder. Legislation in certain countries currently provides for the relevant government to acquire a free ownership interest in any mining project. The requirements of the various governments as to the foreign ownership and control of mining companies may change in a manner which adversely affects us.

In addition, unforeseen events, including war, terrorism and other international conflicts could disrupt our operations and disrupt the operations of our suppliers. Such events could make if difficult or impossible for us to conduct our mining operations, including delivering our products and receiving materials from suppliers.

Changes in mining legislation can have significant effects on our operations.

While we have entered into binding mining conventions with the governments of Côte d’Ivoire, Mali and the DRC, changes in mining legislation in these countries could have significant adverse effects on our results of operations. In addition, changes in mining legislation may discourage future investments in these jurisdictions, which may have an adverse impact on our ability to develop new mines and reduce future growth opportunities. Among the jurisdictions in which we currently have major operations, there are several proposed or recently adopted changes in mining legislation that could materially affect us. The governments in these jurisdictions may require us to renegotiate our mining conventions. If so, there can be no assurance that the outcome of our negotiations will not have a material adverse impact on our financial condition or operational results.

We are subject to various political and economic uncertainties associated with operating in the DRC, and the success of the Kibali project will depend in large part on our ability to overcome significant challenges.

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

Furthermore, the Kibali project is located in a remote area of the DRC, which lacks basic infrastructure, including adequate roads and other transport, sources of power, water, housing, food and transport. In order to develop any of the mineral interests, facilities and material necessary to support operations in the remote locations in which they are situated must be established. The remoteness of the mineral interests would affect the potential viability of mining operations, as we would also need to establish substantially greater sources of power, water, physical plant, roads and other transport infrastructure than are currently present in the area. It is planned that hydropower stations will be utilized at Kibali, which will necessarily involve reconfiguring, refurbishing and maintaining existing stations and building new hydropower stations and also obtaining certain government licenses related to their operation.

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

The communities near the Kibali project need to be resettled in an orderly and peaceful manner to allow the development and operation of a mine at the site. The resettlement program has commenced following agreement with the local authorities and communities affected by the project, with 10 of the 14 affected villages successfully relocating to the model village of Kokiza during 2012. Any failure to complete the settlement plan successfully will materially and adversely affect our ability to build and operate a mine at the Kibali project site.

We are subject to various political and economic uncertainties associated with operating in Côte d’Ivoire, that could significantly affect the success of the Tongon mine.

We have been subject to risks associated with operating the Tongon mine in Côte d’Ivoire. Côte d’Ivoire has experienced several years of political disruptions, including an attempted coup d’état and civil war. A dispute over the Côte d’Ivoire presidential election in November 2010 resulted in the establishment of two rival governments and the imposition of targeted sanctions. The political impasse, however, was resolved during 2011, and while the Tongon mine continued to operate throughout the crisis, at times we were unable to ship and sell our Tongon gold production, which resulted in timing discrepancy between our gold produced and the recognition of revenue from gold sales. While all our gold production was subsequently sold and the country reverted to normality, there can be no assurance that similar events may not occur in the future which would have a material adverse effect on our gold production and financial results. Our operations and financial conditions could be impacted by future political and economic instabilities.

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

Derivative transactions can result in a reduction in revenue if the instrument price is less than the market price at the time the hedged sales are recognized. Moreover, our decision to enter into a given instrument would be based upon market assumptions. If these assumptions are not ultimately met, significant losses or lost opportunities for significant gains may result. In all, the use of these instruments may result in significant losses which would prevent us from realizing the positive impact of any subsequent increase in the price of gold on the portion of production covered by the instrument.

Under our joint venture agreements with AngloGold Ashanti Limited, or AngloGold Ashanti, we operate the Morila mine and the Kibali project through a joint venture agreement and joint venture committee, and any disputes with AngloGold Ashanti over the management of the Morila mine or the Kibali project could adversely affect our business.

We jointly control Morila SA, the owner of the Morila mine, and Kibali Goldmines SPRL, the owner of the Kibali project, with AngloGold Ashanti under joint venture agreements. We are responsible for the day-to-day operations of Morila and the Kibali project, subject to the overall management control of the Société des Mines de Morila SA (“Morila SA”) and Kibali Goldmines SPRL boards, respectively. Substantially all major management decisions, including approval of a budget for the Morila mine and the Kibali project, must be approved by the Morila SA and Kibali Goldmines SPRL boards, respectively. We and AngloGold Ashanti retain equal representation on the boards, with neither party holding a deciding vote. If a dispute arises between us and AngloGold Ashanti with respect to the management of Morila SA or Kibali Goldmines SPRL, and we are unable to amicably resolve the dispute, we may have to participate in arbitration or other proceedings to resolve the dispute, which could materially and adversely affect our business.

The Kibali project development plan was approved by the board of Kibali Goldmines SPRL in May 2012. However, there can be no assurance that the Kibali project will ultimately receive all the required approvals of all stakeholders or that disputes between the joint venture partners will not disrupt the development of the project.

Our mines and projects face many risks related to their present or future operations that may impact cash flows and profitability.

Our mines and projects are subject to all of the operating hazards and risks normally incident to exploring for, developing and operating mineral properties and mines, such as:

•	encountering unusual or unexpected formations;

•	environmental pollution;

•	mechanical breakdowns;

•	safety-related stoppages;

•	work stoppages or other disruptions in labor force;

•	electrical power and fuel supply interruptions;

•	unanticipated ground conditions; and

•	personal injury and flooding.

During 2011, Tongon’s operations were negatively impacted by flooding as a result of the rainy season and by problems encountered during the change-over from diesel generated power to Côte d’Ivoire’s national grid. Also, in November 2011, the Tongon mine suffered a major failure of the barring gear at its No 1 mill. As a result, management also shut down Tongon’s No 2 mill as well in the interests of personal safety and to protect the No 2 mill from a similar failure. In November 2011 and March 2012, the Tongon mine experienced temporary work stoppages during the course of negotiating a mine level agreement with a newly established union. During 2012 the Tongon mine was plagued by a series of operational challenges, including underperformance in the mining of the open pit as the mine struggled to manage the transition from softer oxide material to fresh rock. Also, the mine experienced frequent outages of grid power which disrupted the processing plant. Additionally, during December 2012 there was a fire in the milling circuits which resulted in both mills being offline for one week followed by lower throughput and recoveries. These issues led to gold production at Tongon missing its target by 26%. The plant was restored to full production by the end of January 2013 and the power and recovery problems are still being addressed.

During 2011, the Gounkoto’s mine operations were disrupted by flooding following unusually heavy rains. In July 2009, the Loulo mine experienced some disruption, caused by a small group of disaffected people unable to secure long term employment at the mine. The disruption resulted in some damage to the tailings pipeline as well as to some accommodation units and other property. All operations were suspended for 36 hours, following which all mining and processing operations were restored and operating back at normal capacity.

There can be no assurance that similar operational issues will not happen in the future, or that such events will not adversely affect our results of operations.

The use of mining contractors at certain of our operations may expose it to delays or suspensions in mining activities.

Mining contractors are used at Tongon, Loulo, Gounkoto, Kibali and Morila to mine and deliver ore to processing plants and at Loulo and Kibali to develop the underground mine. These mining contractors rely on third-party vendors to supply them with required mining equipment, some of which have been adversely affected by the global economic slowdown. Consequently, at these mines, we do not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines, or any of the vendors that supply them, has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor.

Since the commencement of the underground operations at Yalea, in working with a mining contractor, we experienced a number of challenges which have led to delays and slower build up of production. These challenges included the availability of the underground fleet, the ability to drill and blast up holes and the contractor’s poor safety record. Following these setbacks experienced during 2009, we terminated the underground mining contract with the contractor and have assumed responsibility for underground mining at Loulo. At the beginning of 2010, we appointed a new contractor to develop the Gara underground mine, and subsequently extended their contract at the end of 2010 to include the development of the Yalea underground mine. The development and operation of the underground mine has been negatively impacted by these issues and resulting delays and while significant improvement was recorded in 2012, there can be no assurance that we will not have future issues or delays.

Mining operations and projects are vulnerable to supply chain disruption and our operations could be adversely affected by shortages of, as well as lead times to deliver fuel, strategic spares, critical consumables, mining equipment or metallurgical plant.

Our operations could be adversely affected by both shortages and long lead times to deliver fuel, strategic spares, critical consumables, mining equipment and metallurgical plant. We have limited influence over suppliers and manufacturers of these items. In certain cases there are a limited number of suppliers for fuel, certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to us. We could at times face limited supply or increased lead time in the delivery of such items. There can be no assurance that such limited supply or increased lead time in the delivery of items will not happen in the future, or that such events will not adversely affect our results of operations.

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

The credit and capital markets experienced serious deterioration in 2008, including the failure of significant and established financial institutions in the US and abroad, which continued throughout 2010, 2011 and 2012 and may continue in 2013 and beyond, and the conditions in these markets have continued to be difficult since then and may continue to be difficult in the future, which could have an impact on the availability and terms of credit and capital in the near term. The deteriorating financial condition of certain government authorities has significantly increased the potential for sovereign defaults in a number of jurisdictions, including within the European Union. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on our ability to raise capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and results of operations. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, inflation, fuel and energy costs, lack of available credit, the state of the financial markets, interest rates and tax rates may affect our growth and profitability.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available for operations.

Most of our cash deposited with banks is not insured and would be subject to the risk of bank failure. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits. The loss of our deposits would reduce the amount of cash we have available for operations and additional investments in our business, and would have a material adverse effect on our financial condition.

The SEC has adopted rules that may affect mining operations in the DRC.

The SEC adopted final rules pursuant to the Dodd Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) regarding disclosure on potential conflict minerals that are necessary to the functionality or production of a product manufactured by a company that files reports with the SEC. Conflict minerals include columbite-tantalite, cassiterite, gold, wolframite or their derivatives or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the DRC or a bordering country. Under the final rules, reporting companies must disclose the origin of and certain other information concerning the conflict minerals. Issuers subject to the rules have to furnish certain information to the SEC which includes a due diligence report and a certified independent private sector audit that is to be made publicly available. The report will need to disclose whether or not the issuer and the audit have determined that the conflict minerals are “conflict free”, meaning that they did not benefit or finance armed groups in the DRC. The report must include the due diligence measures the issuer took regarding the source and chain of custody of the minerals.

Under the final rules, an issuer that mines conflict minerals, such as the company, is not deemed to be manufacturing or contracting to manufacture those minerals, unless the issuer also engages in manufacturing, whether directly or indirectly through contract. Though we are not subject to the disclosure requirements of the final rules, we may be called upon by other entities we contract with to provide information to them for their own supply-chain due diligence investigations. This may result in the increased cost of demonstrating compliance and difficulties in the sale of gold emanating from the DRC and its neighbors. The complexities of the gold supply chain, especially as they relate to ‘scrap’ or recycled gold, and the fragmented and often unregulated supply of artisanal and small-scale mined gold are such that there may be significant uncertainties at each stage in the chain as to the origin of the gold, and as a result of uncertainties in the process, the costs of due diligence and audit, or the reputational risks of defining their product or a constituent part as containing a ‘conflict mineral’ may be too burdensome for the buyers of our gold. Accordingly, they may decide to switch supply sources. This could have a material negative impact on the gold industry, our relationship with the buyers of our gold, and our financial results.

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

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us, our venture partners and our suppliers, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impacts of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These impacts may adversely impact the cost, production and financial performance of our operations.

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

We may not pay dividends to shareholders in the future.

We have proposed the payment of our seventh dividend to ordinary shareholders, subject to approval by our shareholders at our annual general meeting of shareholders in April 2013. It is our policy to pay dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors, including capital expenditure. We cannot guarantee that dividends will be paid in the future.

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

We may become subject to liabilities, including liabilities for pollution or other hazards, against which we have not insured adequately or at all, or cannot insure. Our insurance policies contain exclusions and limitations on coverage. Our current insurance policies provide worldwide indemnity of $100 million relation to legal liability incurred as a result of death, injury, disease of persons and/or loss of or damage to property. Main exclusions under this insurance policy, which relates to our industry, include war, nuclear risks, silicosis, asbestosis or other fibrosis of the lungs or diseases of the respiratory system with regard to employees, and gradual pollution. In addition, our insurance policies may not continue to be available at economically acceptable premiums. As a result, in the future our insurance coverage may not cover the extent of claims against us.

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

As a publicly traded company we are subject to a significant body of regulation. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices in corporate governance and continue to update this program in response to newly implemented or changing regulatory requirements, there can be no assurance that we are or will be in compliance with all potentially applicable corporate regulations. For example, there can be no assurance that in the future our management will not find a material weakness in connection with its annual review of our internal control over financial reporting pursuant to Section 404 of the US Sarbanes-Oxley Act of 2002. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. If we must disclose any material weakness in our internal control over financial reporting, our share price could decline.

In addition, we abide by the provisions of the US Foreign Corrupt Practices Act, Corruption (Jersey) Law and the UK Bribery Act, which generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. The compliance mechanisms and monitoring programs that we have in place may not adequately prevent or detect possible violations under applicable anti-bribery and corruption legislation. Failure to comply with such legislation could expose us to civil and criminal sanction, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on our financial results and could cause our share price to decline.

Risks Relating to Our Industry

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.

We must continually seek to replace our ore reserves depleted by production to maintain production levels over the long term. Ore reserves can be replaced by expanding known orebodies or exploring for new deposits. Exploration for gold is highly speculative in nature. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our mineral exploration rights may not contain commercially exploitable reserves of gold. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology.

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

Our operations are highly unionized, and strikes are legal in the countries in which we operate. Therefore, our operations are at risk of having work interrupted for indefinite periods due to industrial action, such as strikes by employee collectives. Should long disruptions take place on our operations, the results from our operations and their financial condition could be materially and adversely affected.

AIDS and tropical disease outbreaks pose risks to us in terms of productivity and costs.

The incidence of AIDS in the DRC, Mali, Côte d’Ivoire, Burkina Faso and Senegal, which has been forecast to increase over the next decade, poses risks to us in terms of potentially reduced productivity and increased medical and insurance costs. The exact extent to which our workforce is infected is not known at present. The prevalence of AIDS in the countries in which we operate and among our workforce could become significant. Significant increases in the incidence of AIDS infection and AIDS-related diseases among members of our workforce in the future could adversely impact our operations and financial condition.

Malaria and other tropical diseases pose significant health risks at all of our operations in West Africa and Central Africa where such diseases may assume epidemic proportions. Malaria is a major cause of death and also gives rise to absenteeism in adult men. Consequently, if uncontrolled, the disease could adversely impact our operations and financial condition.

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

We have an 80% controlling interest in Société des Mines de Loulo SA, or Somilo, through a series of transactions culminating in April 2001. In February 2004, we announced that we would develop a new mine at Loulo in western Mali. The Loulo mine commenced operations in October 2005 and mines the Gara (formerly Loulo 0) and Yalea deposits. In addition, the board agreed to proceed with the development of the underground mine and, after the award of the development contract, work commenced with the construction of the boxcut at the Yalea mine in August 2006. We accessed first ore at Yalea in April 2008 with full production beginning in 2010. We commenced development of Loulo’s second underground mine, Gara, and started mining in 2011. We discovered the Yalea deposit in 1997.

We have an 80% controlling interest in Société des Mines de Gounkoto SA, or Gounkoto. The Gounkoto mine commenced mining in January 2011 and processing by way of a toll treatment agreement with Loulo, in June 2011.

We have an 89% controlling interest in Société des Mines de Tongon SA, or Tongon. The Tongon mine commenced mining in April 2010 and first gold was produced in 2010.

We conduct our mining operations through:

•	a 50% joint venture interest in Morila Limited (which in turn owns an 80% interest in the Morila mine);

•	an 80% interest in Somilo;

•	an 80% interest in Gounkoto; and

•	an 89% interest in Tongon.

In April 2004, Resolute Mining Limited, or Resolute, acquired the Syama mine from us. The agreement entered into in June 2004 between the parties provides for the payment of a production royalty by Resolute to us relating to Syama’s production equal to $10/oz on the first million ounces produced by Syama and $5/oz on the next 3Moz produced by Syama. This royalty payment is capped at $25 million. We received our first royalties in 2009. During 2012, quarterly royalty payments were received from Resolute throughout the year.

Effective on June 11, 2004, we undertook a split of our ordinary shares, which increased our issued share capital from 29,263,385 to 58,526,770 ordinary shares. In connection with this share split, our ordinary shareholders of record on June 11, 2004 received two $0.05 ordinary shares for every one $0.10 ordinary share they held. Following the share split, each shareholder held the same percentage interest in us; however, the trading price of each share was adjusted to reflect the share split. ADS holders were affected the same way as shareholders and the ADS ratio remains one ADS to one ordinary share.

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

During November 2009, we completed the sale of our Kiaka gold project to Volta Resources Inc., for CAD$4 million in cash and 20 million Volta Resources Inc. shares. During 2010, we sold 15.5 million Volta Resources Inc. shares for a net profit of $19.3 million. We had received CAD$4 million in full by the end of 2011.

Principal Capital Expenditures

Capital expenditures incurred for the year ended December 31, 2012 totaled $562.3 million compared to $460.6 million for the year ended December 31, 2011, and $410.8 million for the year ended December 31, 2010. Significant capital expenditure is expected to be incurred across the group during 2013 as part of its planned growth in production, especially on the Kibali project in the DRC of approximately $375 million (50% of the project), and the ongoing development of the underground mines at Loulo where total capital at the Loulo-Gounkoto complex is forecasted at $230 million which includes $65 million for the paste backfill plant. Project and sustaining capital at Tongon, including a crusher upgrade and gravity concentration circuit, is estimated at $30 million, and $35 million is estimated at Morila, including $28 million of preproduction costs in respect of the Pit 4S pushback. Total group capital expenditure for 2013 is expected to be approximately $670 million. The capital expenditures are projected to be financed out of internal funds.

Recent Developments

During 2012, we signed a joint venture agreement with Kilo Goldmines Inc. to explore for gold on 12 licenses covering 2,057km2 over the northern portion of the Archaean Ngayu greenstone belt and the Isiro greenstone belt in the DRC. The licenses have numerous gold occurrences which were explored during the colonial era and which include current active artisanal sites. We will earn 51% of the joint venture by completing a prefeasibility study within five years.

Project expenditure for the Kibali project ramped up during 2012 as anticipated. Total expenditure for 2012 was $518.6 million (100% of the project, excluding shareholder loan interest and value of leased assets) which was slightly behind plan for the year as a result of the timing of certain activities and related payments. Expenditure on the project is now estimated to be approximately $750 million in 2013, which includes the roll-over from 2012. The total capital for the project has been updated from the prior year’s guidance.

B. BUSINESS OVERVIEW

OVERVIEW

We engage in gold mining, exploration and related activities. Our activities are focused on West and Central Africa, some of the most promising areas for gold discovery in the world. In Mali, we have an 80% controlling interest in the Loulo mine through Somilo. The Loulo mine is currently mining from one large open pit, several smaller satellite pits and two underground mines. We also have an 80% controlling interest in the Gounkoto mine through Société des Mines de Gounkoto S.A. We own 50% of Morila Limited, which in turn owns 80% of Morila SA, the owner of the Morila mine in Mali. In addition, we own an effective 89% controlling interest in the Tongon mine located in the neighboring country of Côte d’Ivoire, which was commissioned in November 2010. We also own an effective 83.25% controlling interest in the Massawa project in Senegal where we completed a technical and financial study in December 2009. In 2009, we acquired a 45% interest in the Kibali project, which is located in the DRC. We also have exploration permits and licenses covering substantial areas in Burkina Faso, Côte d’Ivoire, DRC, Mali, and Senegal. At December 31, 2012, we declared proven and probable reserves of 16.36Moz attributable to our percentage ownership interests in Loulo, Morila, Tongon, Gounkoto, Massawa and Kibali.

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

Loulo

In February 2004, we announced that we would develop a new mine at Loulo in western Mali. In 2005, we commenced open pit mining operations at the Gara and Yalea pits. In 2010, an application was made to split the Loulo and Gounkoto permits. In 2011 mining ceased in the Gara open pit. In 2012, its seventh year of production, the Loulo mine produced 219,745oz of gold at a total cash cost of $781 per ounce. We currently anticipate that mining at Loulo will continue through 2027.

We commenced development of the Yalea underground mine in August 2006, where first ore was accessed in April 2008. We commenced development of Loulo’s second underground mine, Gara, in 2010 with first ore being intersected during the second quarter of 2011 and stoping began in November 2011. During 2011, ore from Gounkoto was processed through the Loulo processing plant following the conclusion of a toll-treatment agreement between the two mines. The commencement of the toll-treatment of ore from Gounkoto resulted in a reduction of ore processing with respect to the Loulo mine. Mining of the Yalea South pushback pit continued during 2012 with first ore being delivered to the Loulo plant by mid-2012 and the remaining ore expected to be depleted during the first quarter of 2013.

The focus of exploration at Loulo is to continue to explore and discover additional orebodies within the Loulo permit.

Gounkoto

Gounkoto is located approximately 25km south of Loulo’s plant. Following the completion of the feasibility study in 2010, construction of the mine commenced in late 2010.

In January 2011, mining commenced at Gounkoto. In June 2011, the Loulo plant started to treat Gounkoto ore. 2012 represented the first full year of production for Gounkoto and a total of 2.52Mt of Gounkoto ore at a grade of 3.9g/t was processed through the Loulo plant and 283,479oz were produced at a total cash cost of $706 per ounce. We currently anticipate that mining at Gounkoto will continue through 2026.

The focus of exploration at Gounkoto is to continue to explore and discover additional orebodies within the Gounkoto permit. The viability of an underground project beneath the current pit in the Jog Zone is currently being investigated.

We estimate that the Loulo-Gounkoto complex will produce approximately 590,000oz in 2013 with the ore sourced from Gounkoto, the Loulo underground mines and the Yalea South pit in the first quarter.

Morila

In 1996, we discovered the Morila deposit, which we financed and developed and was our major gold producing asset through 2009. Since production began in October 2000, Morila has produced more than 6.2Moz of gold at a total cash cost of $263 per ounce. Morila’s total production for 2012 was 202,513oz at a cash cost of $759 per oz. Consistent with the mine plan, Morila ceased open pit mining in April 2009 and is currently processing lower grade stockpiles. During 2010 a study of the reprocessing of the Morila Tailings Storage Facility (“TSF”) was completed and in 2011 a feasibility study on the viability of treating the TSF material, marginal ore and mineralized waste stockpiles was completed and approved by the board in January 2012. During 2012, a feasibility study on the viability of the Pit 4S pushback was completed, and approved by the board in January 2013. Closure of the operation was originally scheduled for 2013, but, together with the Pit 4S pushback and the tailings treatment projects, processing of the marginal ore and mineralized waste should extend its life to 2021.

Tongon

The Tongon project is located within the Nielle exploitation permit in the north of Côte d’Ivoire, approximately 55km south of the border with Mali.

We commenced construction of the Tongon gold mine at the end of 2008, and commissioned the first stream in the fourth quarter of 2010, with first gold production being recorded. We completed and commissioned the second stream including secondary and tertiary crushing circuit and the sulfide circuit of the processing plant in 2011. Tongon has two main pits, South Zone (“SZ”) and the smaller North Zone (“NZ”). In 2012, we produced 210,615oz at a total cash cost of $772 per oz. Tongon had a difficult year in 2012 with gold production substantially below target as a result of the mine being plagued with a series of operational challenges during 2012. Gold production is estimated at 280,000oz in 2013. The Tongon mine has an initial mine life of 10 years (to 2021) but has the potential to extend this with nearby discoveries and satellite pits.

The focus of exploration at Tongon is to evaluate near-mine targets with a 15km radius and Greenfield programs beyond the near-mine 15km radius.

Kibali

Our interest in the Kibali project was acquired following the acquisition of Moto Goldmines, in conjunction with AngloGold Ashanti, and the further acquisition of a 20% interest from Sokimo on behalf of the joint venture. The Kibali project is located approximately 560km northeast of the city of Kisangani and 180km west of the Ugandan border town of Arua in the northeast of the DRC. We are managing the development and operation of the Kibali project.

The mine will comprise an integrated open pit and underground operation with the core capital program scheduled to run until early 2016. It is anticipated that the project will ultimately be supplied by four hydropower stations supported by a thermal power station for low rainfall periods and back-up. First gold production is expected in the fourth quarter of 2013. We currently anticipate that mining at Kibali will continue through 2031.

Massawa

Our Massawa project consists of a greenfields exploration find located in eastern Senegal during 2008. The Massawa target was first identified in 2007 and is located approximately 60km west of the Malian border. A successful scoping study was completed for Massawa in the first quarter of 2009 which met all of our investment criteria and we completed a detailed technical and financial study in 2009 which highlighted the complex nature of the ore, which requires pressure oxidation of the sulfides to liberate the gold. This study showed the project to be technically, economically and legally viable and has been used to determine the appropriate ore reserves. The technical study conducted on the Massawa project concluded that the reserve reporting was consistent with SEC Industry Guide 7, the JORC/SAMREC and 43-101 guidelines. In 2011, it was decided to delay the final feasibility study and focus instead on understanding the geological and metallurgical controls as well as growing the resource base of the project, while at the same time exploring possible power solutions for the project.

The exploration team focused its efforts in 2012 on the evaluation of a large number of satellite targets to discover additional non-refractory mineralization that could add value to the project. The current feasibility plan is to progress the study through 2013 and 2014. Metallurgical sampling is currently underway to support pilot pressure oxidation testwork planned to be completed by Hazen in Denver during 2013. An updated geological interpretation and prospectivity analysis of the Mako belt has provided the team with 30 new targets to evaluate in 2013.

Exploration

We have an extensive portfolio of exploration projects in both West and Central Africa. During 2012, for the Loulo plant site, exploration returned to early stage targets at the base of the resource triangle, concentrating on two highly prospective target areas: Gara North and Yalea South. At Gounkoto, during 2012, a total of 21 holes for 9,758m were completed to upgrade the geological confidence of the deposit and exploration continued to concentrate on better defining the underground potential in the Jog Zone while over in Senegal exploration has concentrated on the Massawa deposit with the start of an orientation grade control study on the portion of the Central Zone deposit where there are two phases of gold mineralization. In Côte d’Ivoire, during 2012, exploration focused on the infill at the base of the $1,000/oz pit shell at Tongon, the evaluation of satellite targets and the discovery of potential stand-alone targets within the company’s extensive permit portfolio countrywide. At Kibali, exploration has continued to focus on infill drilling as well as testing extensions at the known deposits of the project as well as starting follow-up work on early stage targets at the base of the resource triangle, which has produced the new Rhino target. In addition a new exploration camp has been established in the east of the concession area to explore this highly prospective area. In Burkina Faso, we have made steady progress in developing a new portfolio of exploration opportunities with a number of applications lodged with the State.

We are exploring in five African countries with a portfolio of 152 targets on 12,945km2 of ground holding, of these 94 are satellite targets located near existing operations while 58 are potential stand-alone operations. We target profitable gold deposits that have the potential to host mineable gold reserves. Our business strategy of organic growth through exploration has been validated by our discovery and development track record, including the Morila mine, Loulo mine, Gounkoto mine and Tongon mine, the Kibali project and the Massawa discovery.

OWNERSHIP OF MINES AND SUBSIDIARIES

Morila is owned by Morila SA, which in turn is owned 80% by Morila Limited and 20% by the State of Mali. Morila Limited is jointly owned by us and AngloGold Ashanti and the mine is controlled by a 50:50 joint venture management committee. Responsibility for the day-to-day operations rests with us.

Loulo is owned by a Malian Company, Somilo, which is owned 80% by us and 20% by the State of Mali.

Gounkoto is owned by a Malian company, Société des Mines de Gounkoto SA, which is owned 80% by us and 20% by the State of Mali.

Tongon is owned by an Ivorian company, Société des Mines de Tongon SA, in which we have an 89% interest, the State of Côte d’Ivoire 10% and 1% is held by a local Ivorian company.

The Kibali project is controlled by a 50:50 joint venture, between ourselves and AngloGold Ashanti, which holds an effective 90% interest in Kibali Goldmines SPRL. The remaining 10% of the shares are held by Sokimo, the parastatal mining company of the Democratic Republic of Congo. We thus have an effective 45% interest in the Kibali project. Our interest in this project was acquired following the acquisition of Moto Goldmines, in conjunction with AngloGold Ashanti, and the further acquisition of a 20% interest from Sokimo on behalf of the joint venture.

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

ORE RESERVES

Only those reserves which qualify as proven and probable reserves for purposes of the SEC’s Industry Guide Number 7 are presented. Pit optimization is carried out at a gold price of $1,000/oz, except for Morila which is reported at $1,300/oz. Underground reserves are also based on a gold price of $1,000/oz.

The Morila open pit mineral reserves were calculated by Mr. Shaun Gillespie, an independent consultant and competent person. The Loulo and Gounkoto open pit mineral reserves were calculated by Mr. Shaun Gillespie, an independent consultant and competent person. The Loulo underground mineral reserves were calculated by Mr. Mark Odell, an independent consultant and competent person. The Tongon open pit mineral reserves were calculated by Mr. Shaun Gillespie, an independent consultant and competent person. The Kibali open pit mineral reserves were calculated by Mr. Nicholas Coomson, an officer of the company and competent person, while the underground mineral reserves were calculated by Mr. Dan Donald and Mr. Tim Peters, both independent consultants and competent persons. The Massawa open pit mineral reserves were calculated by Mr. Onno ten Brinke, in the capacity of independent consultant and reviewed by Mr. Rodney Quick, an officer of the company and competent person. All reserves were verified and approved by Mr. Rodney Quick, our Group General Manager of Evaluation.

Total reserves as of December 31, 2012 amounted to 200.60Mt at an average grade of 3.87g/t, for 24.96Moz of gold of which 16.36Moz are attributable to us.

In calculating proven and probable reserves, current industry standard estimation methods are used. The geological estimates were calculated using classical geostatistical techniques, following geological modeling of the borehole information. The sampling and assaying is done to internationally acceptable standards and routine quality control procedures are in place.

All reserves are based on technical and financial studies. Factors such as grade distribution of the orebody, planned production rates, forecast working costs, dilution and mining recovery factors, geotechnical parameters and metallurgical factors as well as current forecast gold price are all used to determine a cut-off grade from which a life of mine plan is developed in order to optimize the profitability of the operation.

The following table summarizes the declared reserves at our mines as of December 31, 2012:

	Proven Reserves			Probable Reserves			Total Reserves
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
Operation/Project++	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Morila +	—	—	—	4.88	1.51	0.24	4.88	1.51	0.24
Loulo +	2.29	2.05	0.15	37.68	5.10	6.18	39.97	4.93	6.34
Tongon +	2.52	1.44	0.12	31.28	2.51	2.53	33.79	2.43	2.64
Gounkoto +	1.80	2.43	0.14	16.52	4.98	2.64	18.32	4.73	2.78
Massawa +	—	—	—	20.73	3.07	2.05	20.73	3.07	2.05
Kibali+	3.62	3.24	0.38	79.28	4.14	10.54	82.89	4.10	10.92
Total	10.23	2.39	0.79	190.37	3.95	24.18	200.60	3.87	24.96

+	Our attributable share of Morila is 40%, Loulo 80%, Gounkoto 80%, Tongon 89%, Massawa 83.25% and Kibali 45%.
++	The reporting of mineral reserves is in accordance with SEC Industry Guide 7. Pit optimization is carried out a gold price of $1,000/oz, except for Morila which is reported at $1,300/oz. Underground reserves are also based on a gold price of $1,000/oz. Dilution and ore loss are incorporated into the calculation of reserves. Addition of individual line items may not sum to sub totals because of rounding off to two decimal places.

At Loulo, a 10% mining dilution at zero grade and an ore loss of 3% has been incorporated into the estimates of reserves and are reported as mill delivered tonnes and head grades. At the Tongon project a dilution of 15% at zero grade and an ore loss of 2% has been modeled for the Southern Zone and 10% dilution and 2% oreloss for the Northern Zone. At Gounkoto and Massawa a dilution of 10% at zero grade and an ore loss of 3% has been used. At Kibali a dilution of 10% and ore loss of 3% has been used on the open pits, while underground dilution varies between 1% and 6.7% depending on stope design and ore loss of 3%. Metallurgical recovery factors have not been applied to the reserve figures since these are the estimates of the material to be delivered to the mill. Operating costs, metallurgical recovery, royalties, dilution and ore loss factors are used to determine the cut off grade at which to report mineral reserves. The average metallurgical recovery factors used are 89% for the Morila mine, 93.5% for the Loulo open pit material and 90.5% for Loulo underground material, 87% for the Tongon project, 91% for the Gounkoto project, 89% for the Massawa project and 87.3% for Kibali material.

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

The 2011 year was notable for its achievements, most important of which was the start of production at the new Gounkoto mine, from which ore was successfully toll treated through the Loulo plant ahead of schedule in June. At the same time, Loulo advanced the development of the Yalea and Gara underground mines after a full review of the underground mining strategy had been completed by mid-year. Loulo also successfully completed the expansion of the front end of the processing plant, as well as the tailings pipeline upgrade, significantly improving the throughput of the plant and started commissioning of the third mill by year end, as part of the plan to further increase production. During 2012, Loulo ramped up the development of both of its underground mines, taking Yalea to full production. At the same time, plant capacity was boosted to over 4Mt of multiple ore types per year.

In 2012, gold sales totaled $832.4 million for the year and were positively impacted by the increased production and higher gold price received. Total royalties paid to the state amounted to $49.2 million and cash operating costs totaled $321.6 million, resulting in profit from mining activities of $461.7 million. The total cash costs of gold sold was $738/oz.

Capital expenditure amounted to $237.3 million at the Loulo-Gounkoto complex spent primarily on the underground development, the plant upgrade (including the third mill) and the power plant expansion and the completion of the Gounkoto infrastructure, including the crushing circuit.

During 2012 there was significant political upheaval in Mali, including the occupation of the northern part of the country by insurgents. In spite of these challenges, the team continued to operate the mines without any major disruptions.

For 2013, gold production for the complex is targeted at 590,000oz with the ore sourced from Gounkoto, the Loulo underground mines and the Yalea South pit in the first quarter . Milling is planned to increase to an annualized rate of 4.4Mt with the ore sourced from underground mining (approximately 55%) and the Gounkoto pit (approximately 45%). Other satellite pits are currently being assessed and could provide additional flexibility to the operation.

Production results for the 12 months ended December 31,	2012	2011 (Restated)+
MINING
Tonnes mined (000)	38,531	40,265
Ore tonnes mined (000)	4,456	4,087

MILLING
Tonnes processed (000)	4,354	3,619
Head grade milled (g/t)	4.0	3.4
Recovery (%)	89.2	88.1
Ounces produced	503,224	346,179
Ounces sold	502,451	347,386
Average price received ($/oz)	1,657	1,582
Cash operating costs* ($/oz)	640	696	+
Total cash costs* ($/oz)	738	787	+
Gold on hand at period end# ($000)	11,961	10,096
Profit from mining activity*($000)	461,700	276,255	+
Gold sales* ($000)	832,350	549,569

+	The group changed its accounting policy on production phase stripping costs with effect from January 1, 2012. As a result the 2011 results have been restated (refer to pages F-9 to F-10 of this Annual Report for further details).
*	Refer to explanation of non-GAAP measures provided in the section “Non-GAAP Measures” above.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo

Mining and Production

The underground operations at Loulo are being mined below the existing Yalea and Gara open pits by means of a sub level open stoping method and during 2012 mined 900,113 and 525,223 ore tonnes respectively with the Yalea mine achieving steady state production in excess of 100,000 tpm in the second half of the year. During 2013, the ore tonnages from Gara are expected to build up to a steady state of over 100,000 tpm by the third quarter. The development of the mine has been outsourced to a specialized underground mining contractor and the intention is to build the mine’s own skills base in order for it to take over all the stoping operation in approximately one year’s time. The open pits are mined by separate open pit mining contractors and are consistent with the underground mines, with the mining department supplying the direction in terms of strategy, design, planning, geology and grade control.

Production results for the 12 months ended December 31,	2012	2011 (Restated)+
MINING
Tonnes mined (000)	9,825	18,865
Ore tonnes mined (000)	1,964	2,385

MILLING
Tonnes processed (000)	1,837	2,670
Head grade milled (g/t)	4.2	2.8
Recovery (%)	88.6	87.7
Ounces produced	219,745	208,424
Ounces sold	214,739	209,631
Average price received ($/oz)	1,664	1,532
Cash operating costs* ($/oz)	684	866	+
Total cash costs* ($/oz)	781	952	+
Gold on hand at period end# ($000)	7,212	10,096
Profit from mining activity*($000)	189,588	121,708	+
Gold sales* ($000)	357,224	321,199

We own 80% of Loulo with the State of Mali owning 20%. The State’s share is not a free carried interest. We have funded the State portion of the investment in Loulo by way of shareholder loans and therefore control 100% of the cash flows from Loulo until the shareholder loans are repaid. We consolidate 100% of Loulo and shows the non-controlling interest separately.

+	The group changed its accounting policy on production phase stripping costs with effect from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 to F-10 of this Annual Report for further details).
*	Refer to explanation of non-GAAP measures provided in the section “Non-GAAP Measures” above.
#	Gold on hand represents gold in doré at the mine multiplied by the prevailing spot gold price at the end of the period.

Mining of the Yalea South pushback pit continued during 2012, with first ore being delivered to the plant by mid 2012 and the remaining ore expected to be depleted during the first quarter of 2013. A further pushback is being considered and a number of additional satellite pits, including Loulo 3, Gara West and Babota, are also included in the Life of Mine (“LOM”) plans.

At the underground mines, both development meters and ore tonnes increased steadily throughout 2012, while cemented aggregate fill (“CAF”) was introduced in the second half of 2012 as a temporary measure for paste aggregate fill (“PAF”). CAF is part of the overall redesign of the underground mines and will allow a proportion of the higher grade stopes to be extracted ahead of the commissioning of the paste backfill plants. The new plan also reduces the number of waste development meters over the next five years.

Ore Reserves

Total ore reserves for the years ended December 31, 2012 and 2011 are inclusive of depletions due to mining.

								Attributable gold**
		Tonnes		Grade		Gold		(Moz)	(Moz)
at 31 December	Category	(MT) 2012	(Mt) 2011	(g/t) 2012	(g/t) 2011	(Moz) 2012	(Moz) 2011	(80%) 2012	(80%) 2011
Mineral reserves*
☐ Stockpiles	Proven	1.94	1.98	1.67	1.61	0.10	0.10	0.08	0.08
☐ Open pit	Proven	0.35	0.85	4.18	4.81	0.05	0.13	0.04	0.11
	Probable	1.93	3.07	2.42	3.03	0.15	0.30	0.12	0.24
☐ Underground	Probable	35.75	35.80	5.25	5.16	6.03	5.94	4.83	4.76
TOTAL MINERAL RESERVES	Proven and probable	39.97	41.71	4.93	4.83	6.34	6.48	5.07	5.18

*	Open pit mineral reserves are reported at a gold price of $1,000/oz and an average cut-off of 1.1g/t and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr. Shaun Gillespie, an independent consultant and competent person. Underground mineral reserves are reported at a gold price of $1,000/oz and a cut-off of 2.70g/t for Yalea underground and 2.55g/t for Gara underground, and include dilution and ore loss factors. Underground mineral reserves were calculated by Mr. Mark Odell, an independent consultant and competent person. Addition of individual line items may not sum to sub totals because of rounding off to two decimal places.
**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 80% interest in Loulo.

Underground Development

Yalea Underground Development: The development rate improved during the year, exceeding an average of 1,000m per month for the last six months of 2012. The total development increased from 8,592m in 2011 to 11,375m in 2012, a 32% improvement. The Yalea decline extended down to the Purple Patch area and opened an additional level in the high grade area. Yalea underground produced 900,113 tonnes of ore at 3.89g/t, an increase of 138% compared to 2011. The continuous improvement in the development rate achieved during the year created a platform for steady ore production in the second half of 2012. At both Yalea and Gara the new mine design, with multiple spiral ramps, has been finalized together with the associated backfill strategy.

Yalea implemented CAF with the successful completion of the first test stope on 63L Block 3, while preparation for Gara CAF is in progress. The introduction of the uphole emulsion explosives, for the first time, aided both Yalea and Gara in improving their stoping capability.

Gara Underground Development: The development rate increased steadily during the year, with a record of 1,046m in December 2012. The total development for the year improved from 6,484m in 2011 to 9,155m in 2012, a 41% increase. Gara underground continued to build its infrastructure with the development of the conveyor declines as well as the equipping of CV1, CV2 and the surface conveyor. Production performed steadily during the first half of the year but showed a downturn in July and August of 2012 due to the congestion of stoping and development on the same production levels, as a result of the re-engineering of the flatter dipping stopes. Stoping showed an improvement during the fourth quarter of 2012 by achieving record tonnes for the mine to date of 62,609 ore tonnes in December. The ventilation conditions underground have been considerably improved with the completion of the phase two primary ventilation system.

The following table shows a summary of the underground section’s progress as of December 31, 2012:

at 31 December 2012	Development (meters)	Ore (tonnes)	Grade (g/t)	Ounces mined (oz)	Total (tonnes)
YALEA
Q1	2,206	127,620	4.24	17,378	282,442
Q2	2,845	163,430	3.64	19,120	355,635
Q3	3,093	320,983	3.73	38,544	516,009
Q4	3,231	288,080	4.06	37,562	495,030
TOTAL 2012	11,375	900,113	3.89	112,604	1,649,116
Total 2011	8,592	378,722	3.73	45,391	925,358
Total 2010	4,806	647,810	3.69	76,772	875,613
Total 2009	5,788	500,267	4.38	70,395	763,677
Total 2008	3,860	105,411	4.13	13,982	288,298
TOTAL YALEA	34,421	2,532,323	3.92	319,144	4,502,062
GARA
Q1	1,961	132,340	4.65	19,782	259,656
Q2	2,008	119,067	4.34	16,595	262,050
Q3	2,454	102,785	5.34	17,645	286,626
Q4	2,732	171,031	5.77	31,702	349,853
TOTAL 2012	9,155	525,223	5.08	85,724	1,158,185
Total 2011	6,484	136,215	5.02	21,984	663,765
Total 2010	1,879	—	—	—	175,701
TOTAL GARA	17,518	661,438	5.06	107,708	1,997,651

Processing

Gold production of 503,224oz for 2012 was made up of 219,745oz from Loulo and 283,479oz from Gounkoto, which exceeded management’s guidance of 500,000oz.

For the year, 4.46Mt of ore was mined of which 4.35Mt of ore was fed to the mill at a grade of 4.0g/t. This comprised feed sources from Gounkoto (58%), Yalea South pushback (8%), the underground mines (30%) and stockpiles (4%). The remaining tonnes were stockpiled.

Gounkoto has entered into a toll treatment agreement with Loulo whereby ore is processed through the Loulo plant. The commissioning of the third mill in the early part of 2012 increased the annual throughput by 20.3% compared to 2011, with an average of 363,000 tonnes per month milled. The overall plant availability was 92.8%, while scats generation was only 5.5%, compared to last year’s 12.2%, following the installation of the third mill. Gold production was positively impacted by the increased throughput, partially offset by lower head grade and lower recoveries caused by the high copper content of the Yalea South ore feed and reduced residence time at the higher throughput rate. During the year, the processing plant was also upgraded with a new tailings pipeline and commissioning of the lime plant, which had a positive impact on the reduction of lime consumption towards the end of this period.

Engineering

The metallurgical plant availability of the mills and crusher was 95.1% (2011: 92.1%) and 87.7% (2011: 84.9%), respectively. The power plant produced a total of 215GWh of electricity (2011: 150GWh) for the Loulo complex in 2012. The power plant efficiency improved from 0.236L/kWh in 2011 to 0.234L/kWh during the year. This was mainly due to the commissioning of two additional medium speed generators during the first quarter of 2012. Consequently, power costs decreased from $0.27/kWh in 2011 to $0.26/kWh in 2012. A more significant decrease is anticipated in 2013 when the medium speed generators are converted to run on heavy fuel oil, expected by mid year. During the year, the maintenance of the underground operations, both fixed and mobile fleet, was successfully taken over by the mine. The mine also introduced a computerized maintenance management system (PRAGMA) in the underground section to ensure integrated maintenance best practice.

Gounkoto

Mining at Gounkoto started in January 2011, although first ore was fed to the Loulo plant in June and, as such, 2012 represented the first full year of production from the mine. Total material mined during 2012 was 28.7Mt compared to 21.4Mt in 2011.

Production results for the 12 months ended December 31,	2012	2011
MINING
Tonnes mined (000)	28,706	21,400
Ore tonnes mined (000)	2,492	1,702

MILLING
Tonnes processed (000)	2,518	949
Head grade milled (g/t)	3.9	5.1
Recovery (%)	89.7	88.7
Ounces produced	283,479	137,755
Ounces sold	287,712	137,755
Average price received ($/oz)	1,651	1,658
Cash operating costs* ($/oz)	607	436
Total cash costs* ($/oz)	706	536
Gold on hand at period end# ($000)	4,749	—
Profit from mining activity* ($000)	272,112	154,547
Gold sales* ($000)	475,126	228,370

The State of Mali holds 20% of the share capital of Gounkoto and we hold the balance. We consolidate 100% of Gounkoto and show the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided in the section “Non-GAAP Measures” above.
#	Gold on hand represents gold in doré at the mine multiplied by the prevailing spot gold price at the end of the period.

Gounkoto’s ore is hauled by road to the Loulo plant by a fleet of 50 tonne tipper trucks with a haulage capacity of approximately 165,000 tonnes per month.

The viability of an underground project beneath the current pit in the Jog Zone, which has total mineralized material of 6.4Mt at 6.43g/t is currently being investigated. Drilling during 2012 has identified this zone as being structurally and geologically complex and additional drilling is required in 2013 to convert the material to the indicated category.

The preliminary mine design consists of a single decline from a portal on the western side of the pit and a central spiral decline. Ore accesses will be located central to the orebody at 20m vertical intervals. Where the orebody is thin, less than 15m, ore drives will be single and where the orebody is greater than 15m, footwall and hangingwall ore drives will be developed. A Mining Rock Mass Model has been constructed from the geotechnical logging. This has been used to determine the critical geotechnical parameters such as the Q-rating and Rock Mass Rating to determine first pass estimates for mining methods, stope geometry and ground support.

A combination of three mining methods is likely to be used for underground mining in the Jog Zone:

•	overhand cut-and-fill

•	longitudinal open stoping with backfill

•	transverse open stoping with backfill.

Backfill is likely to be a combination of cemented rockfill and cemented aggregate fill. The option of transporting paste material back on the ore haulage trucks, currently running between Gounkoto and Loulo, will also be reviewed in the feasibility stage. A preliminary schedule has been completed which produces 5.8Mt at 6.42g/t over a 13 year period. The schedule envisions an average of 643,000tpa over the first full seven production years and would be a supplement from 2016 when the open pit production is expected to start decreasing.

Processing

During 2012, a total of 2.52Mt of Gounkoto ore was processed through the Loulo plant at an average head grade of 3.9g/t. This compared to 0.95Mt during 2011 at 5.1g/t. The drop in grade reflects the natural grade profile of the pit and a decision to mine and process the whole orebody, with only limited selective mining. The grade is expected to increase again as the mining progresses to lower levels.

Ore Reserves

Total ore reserves for the years ended December 31, 2012 and 2011 are inclusive of depletions due to mining.

		Tonnes		Grade		Gold		Attributable gold**
at 31 December	Category	(Mt) 2012	(Mt) 2011	(g/t) 2012	(g/t) 2011	(Moz) 2012	(Moz) 2011	(Moz) (80%) 2012	(Moz) (80%) 2011
Mineral reserves*
☐ Stockpile	Proven	0.89	0.77	2.13	2.19	0.06	0.05	0.05	0.04
☐ Open pit	Proven	0.91	—	2.72	—	0.08	—	0.06	—
	Probable	16.52	16.19	4.98	5.19	2.64	2.70	2.11	2.16
TOTAL MINERAL RESERVES*	Proven and Probable	18.32	16.96	4.73	5.06	2.78	2.76	2.23	2.21

*	Open pit mineral reserves are reported at a gold price of $1,000/oz and 1.27g/t cut-off and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr. Shaun Gillespie, an independent consultant and competent person. Addition of individual line items may not sum to sub totals because of rounding off to two decimal places.
**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 80% interest in Gounkoto.

Health, safety and the environment

Loulo

The Lost Time Injury Frequency Rate (“LTIFR”) during 2012 was 1.59 against 2.29 for 2011. One million hours Lost Time Injury (“LTI”) free events were achieved twice during the year. No fatalities were recorded for the second consecutive year.

The safety management system was implemented as per the OHSAS 18001 requirement and certification was recommended during the third quarter of 2012.

Community health treated 10,411 patients while first-aid, evacuation, family planning, HIV counseling and voluntary testing free of charge were ongoing at the staff village dispensary. In addition, a widened immunization program was carried out in association with Mali’s health center at Kenieba.

The mine retained its environmental management system certification ISO 14001 following the surveillance audit by National Quality Assurance in December 2012.

Gounkoto

One LTI was recorded during 2012. The LTIFR decreased from 2.41 in 2011 to 0.38 in 2012. One million hour LTI free events were achieved twice during 2012. The mine is in the process of implementing OHSAS 18001 and a baseline risk assessment was completed for the entire mine and an OHSAS 18001 certification audit is planned for the third quarter of 2013. During 2011, Gounkoto’s Environment and Social Impact Assessment report was approved and its environmental permit was delivered by the Minister of the Environment. An environmental management program (“EMP”) was designed to address all significant environmental issues. This EMP is part of the overall environmental management system (“EMS”) which is currently being implemented. Gounkoto’s EMP was implemented during 2012. The ISO 14001 stage 1 audit took place during the fourth quarter of 2012 and thereafter a successful certification audit was completed.

Community

Loulo

Intensive community development activities were undertaken during the year and a number of significant initiatives, including in the areas of: (i) potable water supply, (ii) health, (iii) education and (iv) agriculture.

Gounkoto

The Gounkoto community liaison committee meetings were held on a monthly basis to address all community issues which included youth employment, training, potable water as well as orpaillage activities taking place on the permit of the Gounkoto mine. The management of the haul road safety and traffic control was transferred to the community associations.

Human resources

Loulo

Manpower working at Loulo increased from 2,745 in December 2011 to 2,866 in December 2012.

The Mine Level Agreement (“MLA”) was reviewed and signed off by the union and management on October 14, 2012.

Gounkoto

Manpower working at Gounkoto increased from 1,067 in December 2011 to 1,271 in December 2012.

Gounkoto management encouraged employees not to wait for the stipulated two years of service and assisted in the organization of elections for the establishment of a union committee as well as a committee of worker delegates. Elections were held resulting in the appointment of a union committee which is affiliated to SECNAMI and the national union structure (UNTM). Monthly meetings have commenced and the ‘pact with labour’ is currently being developed and established. Mine management has tabled a draft MLA for the new committee to scrutinize and negotiations are due to commence shortly. It is hoped that a new agreement will be agreed and finalized in the near future.

Loulo-Gounkoto Manpower

At December	2012			2011
	Expats	Nationals	Total	Expats	Nationals	Total
Loulo
Employees	68	532	600	68	453	521
Contractors	209	2,057	2,266	169	2,055	2,224
Total Loulo	277	2,589	2,866	237	2,508	2,745
Gounkoto
Employees	5	48	53	2	10	12
Contractors	21	1,197	1,218	2	1,053	1,055
Total Gounkoto	26	1,245	1,271	4	1,063	1,067
Total Loulo-Gounkoto Complex	303	3,834	4,137	241	3,571	3,812

Exploration

Exploration continues on the satellite deposits of Loulo and Gounkoto, while underground, the geological drilling is still improving the accuracy of the reserve estimation.

Morila

The Morila mine is situated 280km south-east of Bamako, the capital of Mali. Morila is owned by a Malian company, Société des Mines de Morila SA (Morila), which in turn is owned 80% by Morila Limited and 20% by the Malian government. Morila Limited is jointly owned by ourselves and AngloGold Ashanti Limited and the mine is controlled by a 50:50 joint venture management committee. Responsibility for the day-to-day operations rests with us. Under its stewardship the mine was successfully converted from open pit mining to a stockpile treatment operation during 2009.

The Morila mine was commissioned in October 2000 and to December 2012 had produced more than 6.2Moz of gold at a total cash cost of $263/oz. Profit from mining activities was $183.0 million, a small reduction from 2011, reflecting the lower cost of production of $759/oz, notwithstanding an increase in royalties paid to the State of Mali. This enabled Morila to pay a dividend of $180.0 million to shareholders during the year.

Closure of operations at Morila was originally scheduled for 2013 but, together with the Pit 4S pushback and the tailings treatment projects, processing of the marginal ore and mineralized waste should extend its life to 2021.

Production results for the 12 months ended December 31,	2012	2011
Mining
Tonnes mined (000)	—	16
Ore Tonnes mined (000)	—	16
Milling
Tonnes processed (000)	4,453	4,549
Head grade milled (g/t)	1.5	1.9
Recovery (%)	91.6	91.0
Ounces produced	202,513	248,635
Ounces sold	202,513	248,635
Average price received ($/oz)	1,663	1,576
Cash operating costs* ($/oz)	659	687
Total cash costs* ($/oz)	759	782
Profit from mining activity* ($000)	183,035	197,613
Stockpile adjustment# ($/oz)	130	275
Attributable (40% proportionately consolidated)
Gold sales* ($000)	134,702	156,771
Ounces produced	81,005	99,454
Ounces sold	81,005	99,454
Profit from mining activity* ($000)	73,214	79,045

#	The stockpile adjustment per ounce reflects the charge expensed in respect of stockpile movements during the period divided by the number of ounces sold. The total cash cost per ounce includes non-cash stockpile adjustments.
*	Refer to explanation of non-GAAP measures provided in the section “Non-GAAP Measures” above.

Ore Reserves

Morila ore reserves are comprised of the Pit 4S pushback and the remaining marginal ore stockpiles to be rehandled for the rest of the mine life.

		Tonnes		Grade		Gold		Attributable gold**
at 31 December	Category	(Mt) 2012	(Mt) 2011	(g/t) 2012	(g/t) 2011	(Moz) 2012	(Moz) 2011	(Moz) 40% 2012	(Moz) 40% 2011
Mineral reserves*
☐ Stockpile	Proven	—	1.44	—	1.71	—	0.08	—	0.03
	Probable	3.86	6.68	1.14	1.14	0.14	0.24	0.06	0.10
☐ Open Pit	Probable	1.02	—	2.92	—	0.10	—	0.04	—
TOTAL MINERAL RESERVES	Proven and probable	4.88	8.12	1.51	1.24	0.24	0.32	0.09	0.13

*	Open pit mineral reserves are those located within $1,300/oz pit shell at cut-off equivalent to $1,300/oz, which is 0.60g/t. Stockpile mineral reserves are reported at a $1,300/oz gold price and reported at a 0.68g/t cut-off. Open pit mineral reserves were calculated by Mr. Shaun Gillespie, an independent consultant and competent person. Addition of individual line items may not sum to sub totals because of rounding off to two decimal places.
**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 40% interest in the Morila gold mine.

Rehandling

In April 2009 Morila management successfully converted the mine from an open pit operation to a stockpile treatment facility. Mining And Rehandling Services, a subsidiary of Dragages & Travaux Publics, is conducting the rehandling activities.

Processing

During 2012 the throughput rate increased to 590tph from 576tph in 2011. During the year, the SAG mill gearbox was changed out several times which led the mine to change the configuration to only operate with the ball mill from mid-2013. The crushing plant will be upgraded to a three-stage crushing operation. As part of the oxygen system upgrade, a new oxygen unit is due to be installed in mid-2013 which is expected to continuously improve the recovery rate and provide a saving in cyanide consumption.

Engineering

Engineering availability of 93.1% was 1% lower than 2011, primarily due to the downtime associated with the SAG mill gearbox refurbishment in June, July and August. The mine also experienced several failures of the primary crusher’s inner and eccentric bushing in September and October of 2012. Refurbishment of the secondary crushers was completed by replacing the main shafts and top shell assemblies. The new HDPE piping has been received and 1,000m have been installed to complete the ring main line for the new section of the TSF. Deposition of tailings has started at a new designated area to reduce TSF dilution. The civil work and the shed metal structure manufacturing in respect of the new 10tpd oxygen plant have been completed. Planned maintenance using the PRAGMA system have helped to enhance the maintenance program.

The mine generates its own power via a diesel electrical generating station equipped with five Allen engines (6MW each). Four are producing power at any time and one is on maintenance and standby. Consumption for 2012 at 139.6GWh was in line with 2011 (138.4GWh). Power cost for the year was $0.284/kWh compared to $0.28/kWh in 2011.

Pit 4S pushback project

During 2012, the Morila team completed work on the Pit 4S pushback project. Eight RC holes drilled on the south-western wall confirmed the extension of the ore zone beneath the wall and allowed the updating of the resource model. An in-pit dumping strategy reduces the operating mining costs. This is achieved by initially utilizing the existing eastern haul ramp to dump the waste into the northern portion of the pit. In the later months of the strip the waste is hauled on the western side of the pit over the previous in-pit dumped material to dump the waste in the western side of the pit. This has reduced the haul profile for the preproduction strip. The mining schedule includes a total of 24.4Mt of waste material to be mined. This includes 1.36Mt of ore at an estimated grade of 2.92g/t, to recover 116,000oz of gold, assuming a 91% plant recovery. Mining is expected to take place over a 24-month period from April 2013 to March 2015.

Pit 4S summarized feasibility results:

The $1,300/oz pit optimization study applied to the Pit 4S area delivered the following results:

•	1.36Mt of ore at 2.92g/t

•	24.4Mt of waste

•	17.9:1 stripping ratio

•	116 000oz recovered

•	Cash flow before tax of $55 million at $1,500/oz

•	Employment sustained for 345 employees

TSF Project

Mineralized material currently consists of the remaining stockpile material, and a portion of the TSF. During 2011, plant tails at 0.11g/t were continually diluting the TSF material which stood at 0.46g/t. Consequently, a separate paddock to prevent further dilution was completed in September 2012 and the material beneath the low grade tails paddock was deducted from the rest of the TSF material. This decreased the total available material from 42Mt at 0.45g/t (in 2011) to 39Mt at 0.39g/t (in 2012). Further drilling and reagent consumption testwork was also carried out during the year for which final results are awaited.

Agribusiness

Morila continues to develop a commercial agribusiness strategy to utilize the mine’s infrastructure and provide sustainable economic activity for after the mine closes. The recruitment of a professional farm manager boosted the pilot projects which are being transformed, initially, into four core commercial scale entities. New installations for poultry farming are planned to include a rearing shed (18,000 chicks per year), a 10,000 unit layer battery component, a 300 tonne bulk storage facility and a bulk feed mix manufacturing plant. Community outgrowers have been identified together with detailed infrastructure construction plans, financial operating models and sponsors. Work on the Tilapia Fish project to renovate the old ponds, construct new ponds, achieve a monthly stocking and harvesting cycle and introduce a new, high producing Tilapia Niloticus species is ongoing. The mango project is progressing and the on-site orchard has been expanded to accommodate 4,000 trees on 8.6 hectares. In addition, a new microspray irrigation system aimed at achieving higher yields has been installed. Mango production will be increased through supply from community growers and investigation into extension of the harvest season through the development of various alternative products such as atchar, dried mango and juice is continuing. As part of the honey project, Kenyan beehives will be supplied to the community to increase the outgrower base to 600 beekeepers with 6,000 hives. Manufacture of additional Langstroth hives to produce export quality honey is also planned as one of the agribusiness core components. Value adding projects will be coupled with all core projects once these are in full production.

Health, safety and the environment

During 2012, Morila had one LTI, compared to zero LTI in 2011. The year to date LTIFR was 0.52 compared to zero in 2011. The mine maintained its OHSAS 18001 safety certification,

The malaria incidence rate increased to 31% compared to 21% in 2011. Consequently, mine and community sprayers refresher training was undertaken by the mine as part of the entomological survey recommendations and two rounds of malaria spraying were conducted.

The mine’s environmental management system has successfully completed its ISO 14001 recertification.

Human resources

During 2012, the mine’s social climate was maintained and several training and employee capacity building programs were conducted. The total number of people working at the mine at the end of 2012 was 832, including 417 contractors supplying services to the mine.

At December	2012			2011
	Expats	Nationals	Total	Expats	Nationals	Total
Employees	9	406	415	13	311	324
Contractors	6	411	417	7	358	365
Total	15	817	832	20	669	689

Tongon

The Tongon mine is located within the Nielle exploration permit in the north of Côte d’lvoire, 55km south of the border with Mali. Tongon SA is owned by an Ivorian company, Société des Mines de Tongon SA, of which Randgold has an 89% interest, the government of Côte d’lvoire 10% and 1% is held by a local company. Tongon is an open pit mining operation and employs the four standard mining practices of drill, blast, load and haul.

Tongon has a ten year LOM with mining taking place from two main pits: SZ and the smaller NZ pit. Both the SZ and NZ pits have potential for more reserves.

Tongon had a difficult year in 2012, producing 210,615oz, substantially below its target. The mine was plagued by a series of operational challenges, beginning with underperformance in the mining of the pit as it struggled to manage the transition from softer oxide material to fresh rock. This was compounded by frequent power outages in the grid supply which caused disruptive plant stoppages and process upsets, as well as lower than planned recoveries. The situation was exacerbated by a fire in the milling circuits at the end of the year. The plant was restored to full production by the end of January 2013 and the power and recovery problems are being addressed.

Gold sales amounted to $351.8 million and total cash costs per ounce were $772/oz, resulting in a profit from mining activity of $189.3 million. Capital expenditure during the year totaled $33.4 million, which was principally on metallurgical and power plant engineering.

Production results for the 12 months ended December 31,	2012	2011
Mining
Tonnes mined (000)	20,380	17,353
Ore tonnes mined (000)	4,592	3,469
Milling
Tonnes processed (000)	3,432	2,963
Head grade milled (g/t)	2.5	2.9
Recovery (%)	77.4	91.2
Ounces produced	210,615	250,390
Ounces sold	210,396	271,922
Average price received ($/oz)	1,672	1,563
Cash operating costs* ($/oz)	722	510
Total cash costs* ($/oz)	772	557
Gold on hand at period end#	3,268	2,749
Profit from mining activity* ($000)	189,313	273,686
Gold sales* ($000)	351,805	425,060

We own 89% of Tongon with the State of Côte d’lvoire and outside shareholders owning 10% and 1% respectively. We funded all the investments in Tongon by way of shareholder loans and therefore control 100% of the cash flows from Tongon until the shareholder loans are repaid. We consolidate 100% of Tongon and show the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided in the section “Non-GAAP Measures” above.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Ore Reserves

Additional drilling was completed on the SZ orebody this year, consisting of diamond drilling to increase the confidence in the geological model below the pit and grade control drilling within the mined areas. Both confirmed the current geological model did not replace the depletion of ore reserves due to mining depletion since higher processing costs and lower recoveries limited the size of the open pit. The potential exists to gain further reserve ounces if the LOM recovery and processing costs can be improved.

		Tonnes		Grade		Gold		Attributable gold**
at 31 December	Category	(Mt) 2012	(Mt) 2011	(g/t) 2012	(g/t) 2011	(Moz) 2012	(Moz) 2011	(Moz) (89%) 2012	(Moz) (89%) 2011
Mineral reserves*
☐ Stockpiles	Proven	2.52	0.89	1.44	1.68	0.12	0.05	0.10	0.04
☐ Open pit	Probable	31.28	32.21	2.51	2.63	2.53	2.72	2.25	2.42
TOTAL MINERAL RESERVES	Proven and probable	33.79	33.10	2.43	2.60	2.64	2.77	2.35	2.46

*	Open pit mineral reserves are reported at a gold price of $1,000/oz and 1.39g/t cut-off and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr. Shaun Gillespie, an independent consultant and competent person. Addition of individual line items may not sum to sub totals because of rounding off to two decimal places.
**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 89% interest in Tongon.

Mining and production

During 2012, mining took place in SZ where development was based mostly on hard ore mining to supply the plant. Activities and strategies for 2013 will focus on the SZ development and the general LOM schedule is as follows:

•	Mining in SZ which started in 2010 will continue to 2016 to the final pit bottom.

•	The NZ, which started in 2011, will only be developed in 2014 in the form of waste stripping with ore mining continuing from 2015 to 2019.

•	SZ and NZ satellite pits have been introduced into the plan and will be mined from 2019 to 2021.

Total material mined in 2012 was 20.38Mt and 4.59Mt of ore was mined at a grade of 2.4g/t.

SZ mining activity was essentially hard rock mining (ore and waste) with an oxide/saprolite cutback on the hanging wall in the third quarter. Production during the first and second quarters of 2012 was affected by industrial action and community issues as well as the non-availability of production rigs to sustain the mining plan in hard rock. Mining production improved in the third quarter and into the fourth quarter. The rainy season action plan allowed mining to continue unhindered during the rainy season with the cost per bcm mined decreasing in the same period.

Ground water and surface water management was well controlled during the year and will be upgraded as mining deepens. Dewatering forms an integral part of the mining strategy in Tongon due to the pit lying in the catchment area of an old river system. Mining schedules and plans have been developed with a view to having in-pit sumps to allow mining to take place in dry ground while the water is pumped from the sumps.

Processing

The plant treated 3.43Mt of transitional and fresh ore in 2012, compared to 2.96Mt in 2011. The mill availability at 80.0% was below plan due mainly to grid power outages and associated unplanned maintenance issues which also contributed to the shortfall in tonnage throughput. A fire in December 2012, which destroyed both the mill cyclone clusters and the flash flotation circuit also negatively impacted operations.

Gold production for the year was 26% below target at 210,615oz, largely due to an abnormal number of process upsets associated with frequent grid power interruptions, breakdown of the oxygen plant in the first quarter of 2012, insufficient oxygen capacity for leach requirements in the first half of the year and poor performance of the flash float concentrate leaching circuit during the period. An additional 10 tonne oxygen plant was installed in the second half of 2012. The flash float concentrate recovery has prompted the mine to add two additional pump cells aimed at improving residence time in the pump cell circuit. In addition, two Knelson Gravity Concentrators and an Intensive Leaching Reactor with associated electrowinning cells will be added during 2013 to further improve overall recovery.

Engineering

Overall mill availability showed improvement from 2011 but was still short of targeted levels. An upward trend was achieved from the beginning of 2012 starting with 77.1% for the first quarter, 79.4% for the second quarter and 85.3% for the third quarter, although the fourth quarter was adversely affected by the fire. Continued engineering improvements and uplifting of national workforce skills contributed positively to the overall mechanical availability through the year.

Power

In the power plant, overall mechanical and electrical availability achieved for 2012 was 95%. Utilization of diesel powered generation decreased from 92% in 2011 to 21% in 2012, with the balance of the mine’s power demand being supplied from the national power grid which has been the primary source of electrical power supply to the mine since its connection in December 2011.

Five additional diesel powered generators were installed and successfully commissioned by the end of 2012. This increased the backup installed capacity to 25.5MW and provided for better operational stability, although at a higher power cost, while the grid supply and stability issues are being addressed. Power consumption for the year was 154.8GWh at a cost of $0.19/kWh compared to 104.4GWh at $0.30/kWh in 2011.

Health, safety and the environment

During 2012, the mine achieved 695 days without an LTI, equivalent to 9,564,000 LTI free hours. The LTIFR increased, however, from 0.19 in 2011 to 0.22 in 2012.

The mine achieved its ISO 14001 environmental accreditation in the third quarter of 2012 and is working towards achieving its safety OHSAS 18001 accreditation which is now targeted for the second quarter of 2013. The first pre-audit phase of the safety accreditation was conducted in the fourth quarter of 2012. Recommendations made by the committee are being implemented and shortfalls addressed.

A major malaria control program was implemented in line with the recommendations of Tongon’s contracted entomologist and the number of malaria cases, as compared to the number of malaria cases in 2011, decreased by 35%.

In addition, with a prolonged dry season in the region, there was a focus on water efficiency resulting in Tongon improving raw water abstraction efficiency to 0.07m3/t milled from 0.94m3/t.

Human resources

The total number of people working at the mine, excluding labor employed by contractors, is 493 employees, of which 94% are Ivorians. To date, 76% of the operational labor is from local villages.

At December 31	2012			2011
	Expats	Nationals	Total	Expats	Nationals	Total
Employees	54	439	493	28	382	410
Contractors	56	1,168	1,224	47	1,108	1,155
Total	110	1,607	1,717	75	1,490	1,565

On the industrial relations front, the emphasis during 2012 was on improving communication with the workforce through weekly and monthly meetings, visits to labor authorities to improve relationships and various training initiatives on topics such as labor law and company practice. The highlight of the year was the signing of the MLA with the union.

Exploration

Models of the near-mine targets on the Nielle permit were reviewed and handed over to the mine’s mineral resource team. Reconnaissance drilling was initiated on several brownfield targets, following encouraging results, while greenfields programs, beyond the 15km radius, continued during the year.

Kibali

The Kibali project is a gold development property which covers an area of 1,836km2 on the Moto Goldfields in the north east of the Democratic Republic of the Congo. It is located some 560km north east of the city of Kisangani and 150km west of the Ugandan border town of Arua. Kibali is a joint venture between Randgold (45%), AngloGold Ashanti (45%) and a Congolese parastatal, Sokimo (10%).

The project development is being managed by Randgold which will also operate the mine. The mine will comprise an integrated open pit and underground operation with the core capital program scheduled to run until early 2016. It is planned that the project will ultimately be supplied by four hydropower stations supported by a thermal power station for low rainfall periods and back-up.

Construction

The Kibali project made excellent progress during 2012 with the team managing to stay on schedule despite a number of challenges associated with building a project of this size in a remote part of Africa. We target that first gold production will occur in the fourth quarter of 2013.

Metallurgical facility and infrastructure

During the year the team focused on concrete production for the metallurgical facility, continuing structural steel erection and supporting infrastructure works, including the following:

•	The two ball mills which arrived on site during the fourth quarter of 2012 were placed on their foundations in January of 2013, ahead of schedule.

•	Structural civils for the primary crushers, elution circuit and mill classification were completed, allowing steelwork erection to start in these areas.

•	Steelwork on the CIL progressed well with welding of five of a total of 11 tanks completed.

•	Civil works started at the gold room main block house which secures the electrowinning and smelting sections. Civils also progressed at the Nzoro 2 powerhouse.

•	The clean fuel tanks at the main fuel farm were installed and the first of the main receiving tanks was welded and is ready for testing and handover in the first quarter of 2013.

•	Earthworks focused on key areas including the high tension substation, the concentrate and flotation tailings storage facilities and the airstrip extension.

Mining

During 2012 the first ore was trucked to the Run of Mine pad. The vertical shaft platform was completed and handed over to the mining contractor. The boxcut for the decline shaft system was completed and both headings achieved the scheduled advance for the year. Earthworks at the vertical shaft platform were also completed in the fourth quarter of 2012 to allow access to the main sinking contractor in the first quarter of 2013 to start the development of the shaft collar and foundations for the winder house. The Mining Owners’ Team was fully established in line with the plan. All major mining contracts were awarded, and all major contractors have been mobilized to the site.

Mining results for the 12 months ended December 31,	2012	2011
Mining
Tonnes mined (000)	5,516	—
Ore tonnes mined (000)	97	—

Capital Expenditure

Total expenditure for 2012 was $518.6 million (100% of the project, excluding shareholder loan interest and value of leased assets) which was slightly behind plan for the year as a result of the timing of certain activities and related payments. The project is now estimated to spend approximately $750 million in 2013, which includes the roll-over from 2012. The project construction capital (excluding contingencies or escalation) is split into two phases:

•	Phase 1 is focused on bringing the mine into production at the end of 2013 and was estimated at $920 million (in 2011 real terms). It is scheduled to run into 2014 and covers the metallurgical facility, one hydropower station and back-up thermal power facility, construction of the tailings storage facility, relocation of villages, open pit mining (excluding preproduction inventory) and all shared infrastructure.

•	Phase 2 was estimated at $650 million (in 2011 real terms) and is scheduled to run concurrently with Phase 1 but extend into early 2016. It is focused primarily on the underground development and includes a twin decline and single vertical shaft system as well as three hydropower stations. This is expected to bring the underground into first production by the end of 2014, with steady state production targeted for early 2016.

The revised total capital for Phase 1 is now estimated at approximately $990 million (in 2013 real terms) while Phase 2 is estimated at $670 million (in 2013 real terms), which represents an overall 6% increase on previous estimates. A large part of this increase reflects inflation, changes which relate to scope as well as additional expenditure on the Relocation Action Plan (“RAP”) project.

Ore Reserves

		Tonnes		Grade		Gold		Attributable Gold**
at 31 December	Category	(Mt) 2012	(Mt) 2011	(g/t) 2012	(g/t) 2011	(Moz) 2012	(Moz) 2011	(Moz) (45%) 2012	(Moz) (45%) 2011
Mineral reserves*
☐ Stockpiles	Proven	0.07	—	2.16	—	0.01	—	0.002	—
☐ Open pit	Proven	3.54	—	3.26	—	0.37	—	0.17	—
	Probable	40.64	42.35	2.54	2.49	3.32	3.40	1.49	1.53
☐ KCD Underground	Probable	38.64	36.27	5.81	5.84	7.22	6.81	3.25	3.06
TOTAL MINERAL RESERVES	Proven and Probable	82.89	78.62	4.10	4.04	10.92	10.21	4.91	4.59

*	Open pit mineral reserves were reported at a gold price of $1,000/oz and an average cut-off of 0.9g/t cut-off and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr. Nicholas Coomson, an officer of the company and competent person. Underground mineral reserves were reported at a gold price of $1,000/oz and a cut-off of 2.0g/t and include dilution and ore loss factors. Underground mineral reserves were calculated by Mr. Dan Donald and Mr. Tim Peters, both independent consultants and competent persons. Addition of individual line items may not sum to sub totals because of rounding off to two decimal places.
**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 45% interest in the Kibali gold project.

Health, safety and environment

During 2012 the project improved its safety awareness, and the LTIFR rate reduced by 71% compared to 2011. However, one fatal accident was recorded and, consequently, the board and management of Kibali introduced new measures to intensify the focus on safety with a plan to improve the Kibali LTIFR rate in line with our targets. Emphasis has also been placed on renewed and more intensive training in the light of the increase in construction activities.

Environmental monitoring continues as defined in the environmental and social impact assessment document prepared by our independent external environmental consultants.

Community

The community development function at Kibali continued to work closely with the RAP team, especially in areas of food security, life skill training and liaison with the cultural committee when relocating houses and graves. The RAP program continued to recover ground lost after the extraordinary storms experienced in the first and second quarters of 2012. By the end of the fourth quarter, the RAP team had relocated ten villages out of fourteen. The team had delivered an average of 45 houses per week for occupation and continued to work with the community representatives in managing their handover.

Human resources

The size of the workforce employed in the construction process of Kibali has grown from 1,744 in 2011 to 4,485 employees at the end of 2012, the bulk of which are employed in the construction activity by contractors. There are 181 employees directly employed by Kibali. The labor broker employees are represented through their own union committee as are the Kibali employees represented through a Kibali union committee. Both committees are affiliated to the National Association of Mineworkers.

At December 31	2012			2011
	Expats	Nationals	Total	Expats	Nationals	Total
Employees	22	159	181	16	123	139
Contractors	423	3,881	4,304	20	1,585	1,605
Total	445	4,040	4,485	36	1,708	1,744

Exploration

Exploration has continued to focus on the extensions to the known deposits. Follow-up work continued on early stage targets at the base of the resource triangle which highlighted the new Rhino target. In addition a new exploration camp has been established in the east of the concession area to explore this highly prospective area.

Massawa

The Massawa project is located approximately 700km south east of the capital city of Dakar and some 90km due west of our Loulo mine in Mali. Randgold owns 83.25% of the project with a local company holding 6.75%. The State of Senegal will have a non-contributory 10% share of any mine developed on the property.

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

In 2012, a close spaced drill orientation study started over 150m strike length of the Central Zone mineralization. The aim of this program was to investigate grade variability associated with the high grade quartz antinomy phase of gold mineralization. The results confirm the continuity of the structures which host the high grade mineralization and which are surrounded by an envelope of low grade disseminated pyrite and arsenopyrite mineralization. This will allow us to accurately model the lodes, determine the short range grade variability and predict the optimal drill spacing and estimation criteria for an accurate estimate.

The majority of the fresh ore at Massawa is refractory in nature with gold locked inside arsenopyrite and only recoverable by means of a pre-oxidative step to liberate the gold prior to leaching. Batch testwork has shown pressure oxidation to be very effective in releasing the gold from the sulphides. The process requires flotation of the sulphides to concentrate the ore and processing of the concentrate through a high pressure and temperature autoclave which oxidises the sulphides. The oxidized ore is neutralized with limestone and lime following which it is processed through a normal CIL train to recover the gold.

The results of Bond work index test work confirm the abnormal hardness of the ore due to silica flooding. This combined with the pressure oxidation process will make the Massawa project a high energy user and thus alternatives to diesel and heavy fuel oil power generation are being investigated.

Meetings have been held with Organization pour la Mise en Valeur du fleuve Gambie, involving Senegal, Guinea, Gambia and Guinea Bissau, which is charged with developing the main hydroelectric scheme in the region, the Sambangalou project, 60km south east of Massawa.

Subsequent meetings have been held with the Senegalese Minister of Mines to explore possible power options for Massawa. Investigation of micro-barrage hydroschemes is also in progress. The current feasibility plan is to progress the study through 2013 and 2014. Metallurgical sampling is currently underway to support pilot pressure oxidation testwork planned to be completed by Hazen in Denver during 2013. The revised geological modeling based on the close spaced orientation drilling will be used to update the geological model and mineral resource estimate. Ground hydrological modeling will also be undertaken as well as an update to the environmental and social studies that have already been conducted. Geotechnical studies to a feasibility level are complete.

Ore reserves

								Attributable gold**
		Tonnes		Grade		Gold		(Moz)	(Moz)
at 31 December	Category	(Mt) 2012	(Mt) 2011	(g/t) 2012	(g/t) 2011	(Moz) 2012	(Moz) 2011	(83.25%) 2012	(83.25%) 2011
Mineral reserves*
☐ Open pit	Probable	20.73	20.73	3.07	3.07	2.05	2.05	1.70	1.70
TOTAL MINERAL RESERVES	Proven and probable	20.73	20.73	3.07	3.07	2.05	2.05	1.70	1.70

*	Open pit mineral reserves are reported at a gold price of $1,000/oz and 1.1g/t cut-off and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr. Onno ten Brinke, in his capacity as an independent consultant and reviewed and verified by Mr. Rodney Quick, an officer of the company and competent person. Addition of individual line items may not sum to sub totals because of rounding off to two decimal places.
**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 83.25% interest in the Massawa gold project.

Exploration and development

An updated geological interpretation and prospectivity analysis of the Mako belt has provided the team with 30 new targets to evaluate in 2013.

EXPLORATION REVIEW

We have a portfolio of projects within some of the most prospective gold belts of both West and Central Africa. We have exploration projects in five African countries hosting 152 targets on 12,945km2 of groundholding. Of these, 94 are satellite targets located near existing operations while 58 are potential stand-alone operations.

Mali

Loulo

Work at Loulo over the past four years has concentrated on delineating mineable satellite ounces in proximity to the plant. During 2012, as well as continuing to deliver on this strategy especially at Baboto and Loulo 3, exploration returned to early stage targets at the base of the resource triangle, concentrating on two highly prospective target areas: Gara North and Yalea South.

At Gara North, the target is underlain by tourmalised greywackes, along strike to the north of PQ10 which returned 4.6m at 1.93g/t and 2m at 7.26g/t in grooves and 14m at 1.9g/t and 10m at 1.8g/t in RC holes as well as a number of anomalous lithosamples from several small outcrops. In addition, reconnaissance work at the new Iron Hill target returned positive results with 9m at 2.40g/t from 76m (including 1m at 8.9g/t from 78m) in hole IHRC005 and 5m at 3.47g/t from 80m (including 2m at 7.72g/t from 81m) in hole IHRC007. Both of these targets will be followed up with further drilling in 2013.

Yalea South Target covers an area of approximately 15km2 from south of the Yalea deposit to the Falémé River and is covered by an extensive blanket of alluvium including palaeo river channels up to 30m thick. This restricts the use of surface exploration methods. During 2012, reconnaissance RC drilling was completed on five targets based on favorable structural settings from the interpretation of remote sensing data and airborne geophysics: Goldfinger structure, Yalea South plateau, Yalea Ridge South, Sansamba and Goldfinger West.

The most promising of these targets is Yalea Ridge South where an old diamond hole returned 10.5m at 1.7g/t, a trench returned 7m at 2.88g/t and 3m at 3.85g/t. Nine RC holes for 1 123m were completed over a 1km NNE trending structure. Encouraging results were returned from three holes: YRSRC01 – 14m at 1.48g/t and 23m at 1.39g/t; YSRC02 – 19m at 1.31g/t; and YSRC06 – 13m at 6.38g/t and 44m at 1.54g/t.

Two reconnaissance diamond holes were subsequently drilled to test below the RC holes and provide a structural interpretation around which to build a more comprehensive structural model. These holes failed to confirm the high grades but they did confirm extensive Silica-Carbonate-Albite alteration and structural complexity in terms of faulting and folding. The target still remains a high priority as it has all the ingredients of a significant mineralized system and further modeling is required to locate potential traps of mineralization along the target, which is partially covered by the transported gravels from the Falémé drainage system.

Baboto

The Baboto target extends over a strike length of 3.5km which currently hosts three deposits: Baboto North, Baboto Central and Baboto South. While the Baboto target has been known for some time, it was not in the LOM plan. In 2012, exploration work continued to evaluate the Baboto target area. The most significant deposit of the three is Baboto South where recent drilling has highlighted short strike length (200m) high grade payshoots which are associated with left hand flexures in the host structure. Drilling has also extended mineralization 200m to the south of the existing wireframe with intersections including: 20m at 2.82g/t and a footwall structure has also been identified returning: 31m at 2.41g/t. Similarly to the north the structure has been extended with results including 18m at 3.25g/t and 21m at 2.82g/t.

Loulo 3

The most significant satellite deposit on the permit is Loulo 3. With a strike length of 2km it has only been drill tested to vertical depths of 250 m. Mineralization, including high grade payshoots, is open at depth and there are opportunities to deepen the pit and add flexibility. In 2012, eight diamond holes totaling 2,960m were completed below the base of the pit. The drilling confirmed the geological model with all holes intersecting the targeted structure, but they also confirmed the highly variable nature of the mineralization due to the coarse gold component. Six holes returned narrow and weakly mineralized intersections. Two holes from the program returned high grade intersections at the southern end of the deposit: L3DH109 – 25.1m at 5.73g/t from 272.20; and L3DH111 – 14.13m at 3.48g/t from 336m. Gold mineralization is hosted in medium to coarse grained greywacke which has been variably tourmalinised and associated with disseminated pyrite. Further drilling will be undertaken pending a new pit optimization and mining scheduling exercise.

Gara South

In December, work started on a new target at Gara South. Lithosampling, trenching and RC drilling were completed in the area between the Gara pit and the Falémé River, some 3km of strike. A trench excavated during the fourth quarter intersected 13m at 5.46g/t from a pink quartzite which is strongly altered. Subsequent RC drilling beneath the trench and along strike, over 800m, where historical RAB holes had intersected mineralization, returned weaker results than anticipated with a best gold intersection of 15m at 1.32g/t beneath the trench. The area is entirely covered by transported paleo-alluvial material. Work is ongoing to further understand this target which is in a zone of known complexity and high prospectivity where folding, faulting and boudinage are highly likely due to the proximity to the main Senegal-Mali Shear Zone and presence of soft limestone units.

Yalea deposit

At Yalea, there is still upside to the deposit where the current extent of the block model is limited by drilling. With the mine now exploiting the high grade Purple Patch it is a key priority of the exploration team to extend and find additional high grade dilation zones on the host structure to replenish these high value ounces. The Purple Patch which forms the core of the deposit is located along the intersection of the north striking Yalea Shear Zone and north northeast striking Yalea structure. The southern end of the Yalea deposit remains open at depths below the -500mRL. Additional gently to steeply southplunging mineralized shoots may be present along intersections of the Yalea Structure, Yalea Shear Zone, and smaller shears in the footwall of the deposit.

Two holes (YDH258 and YDH259A) were drilled towards the north of the deposit to test a potential north plunge to mineralization and repetition of high grade mineralization below the current block model. Hole 258 intersected the Yalea system but returned only weakly anomalous gold results (8.6m at 0.22g/t). Hole 259A returned 5.2m at 8.11g/t which is interpreted to be the continuation of the main structure and highlights significant upside in this part of the orebody which will be followed up in 2013 as well as holes to the south of the deposit.

Gara deposit

There is similar potential upside at the Gara deposit, down dip of the current block model, which again is limited by drilling. An initial three hole drill program is planned to start in the first quarter of 2013, to test for additional high grade gold mineralization associated with the folded quartz tourmaline host unit.

Loulo underground

Exploration and infill grade control drilling continued at both Yalea and Gara underground mines with a total of 168 holes for 22,729m drilled, including three holes drilled from surface and targeting strike extensions of the Purple Patch to the south. The drill programs were designed to infill the resource model prior to mining, as well as to test the extensions of high grade lodes.

At Yalea, 54 holes for 9,845m were drilled to infill blocks scheduled for mining during the year, test low grade regions within the model, and explore the strike and down dip extensions of the Purple Patch. Drilling confirmed the geology, structure and alteration characteristic of the Purple Patch and the gold tenure where mineralization is associated with shearing and brecciation of a sedimentary host rock and massive sulphide:

•	Hole YDH263, drilled 60m to the south of the current boundary of the Purple Patch, returned 16.54m at 11.11g/t confirming the continuation of the high grade mineralization.

•	Holes YUDH265: 22.9m at 10.90g/t and YDH264: 14.7m at 18.02g/t were drilled inside the boundary of the Purple Patch, but in an area that had been poorly drilled during the exploration phase.

•	Three holes beneath the Purple Patch returned a weighted average of 19.47m at 8.46g/t compared to 22.48m at 5.03g/t, highlighting an opportunity to extend the known high grade mineralization.

Gounkoto

During 2012, a total of 21 holes for 9,758m were completed to upgrade the geological confidence of the deposit. This work included the drilling of four twin holes within the Jog Zone which all confirmed the location and high grade of the mineralization in both MZ2 and MZ3.

Three holes were drilled outside of the Jog Zone beyond the limits of the block model, however no mineralization was intersected, although the holes did confirm the continuity of the geological units as well as the structures that host mineralization.

Gounkoto region

In 2012, exploration work over the greater Gounkoto mining permit identified 10 early stage targets which locate adjacent to a major structural break identified following a ground gravity survey which links the deposits of Gounkoto and Yalea.

An Induced Polarization (“IP”) ground geophysical survey has been completed over the permit to map the bedrock geology under an extensive cover of transported river gravels which forms part of the Falémé River drainage system. This data has not only mapped the geology but also a number of left hand flexures along major structures which are known to host high grade mineralization elsewhere across the region. The data is being integrated with other layers of information to prioritize targets for follow-up work in 2013.

Bambadji

Work has continued at Bambadji through the year, which is adjacent to both the Loulo and Gounkoto mining permits but in Senegal, focusing on a number of targets along the main SMS shear corridor. A major structural break connecting Yalea and Gounkoto was recognized after a ground gravity survey was extended across the permits. This structure also coincides with north-south linear features in the airborne electromagnetic geophysical data and transgresses the central and southern parts of the Bambadji permit. Due to the location of the Falémé River this structure is covered by extensive transported material so limited ground work can take place. A 10,760m RC drilling program was completed to test five targets within this structural corridor: West Kach, Beyanord, Mariama, Doukhiba and Setoumboung. In general, the gold assay results were weakly anomalous. The best results of the program were returned from Beyanord which requires further work following the integration of the new drilling data: 17m at 1.73g/t; 7m at 2.24g/t; and 6m at 1.67g/t.

A new target, Kolgold, was identified in 2012 and lithosampling returned high grades of up to 60g/t. Further evaluation, by trenching and RC drilling, has revealed that the mineralization at Kolgold is related to narrow zones of strong silicification and quartz veining in the hinges of isoclinal, upright folds which plunge to the SW at between 30 and 60 degrees but not in economic concentrations. Only one hole returned a positive result: 13m at 2.39g/t including 5m at 5.35g/t. No large system of alteration or structure was observed.

Mali South

Early stage work continued on the permits covered by the Nimissila JV: Nimissala (270km2), Bogo (150km2) and Madina (250km2). This ground is contiguous with our Dinfola permit. The JV is with the Djiguiya group of Malian businessmen, in line with our policy of partnering with local interests. Geologically the area is underlain by biotite rich sediments which are often shallow dipping with numerous small stocks and bosses of granodiorite and shows similarities to the setting of the Morila mine. The geological model is one of intrusion related gold. It is an area that has seen no modern exploration with the only previous work being regional soil sampling done 30 years ago.

Infill soil sampling has been completed on ten regional anomalies, nine of which returned results which warranted further follow-up in the form of pitting prior to a decision as to whether drilling will be motivated.

Elsewhere in southern Mali, Randgold continues to hunt for new opportunities by analyzing junior mining companies as well as local operators’ permit portfolios.

Senegal

Exploration work in Senegal during 2012 has concentrated on the Massawa deposit with the start of an orientation grade control study on a portion of the Central Zone deposit where there are two phases of gold mineralization: an early disseminated phase and a later quartz antinomy veinsystem. Due to the refractory nature of the Massawa deposit, exploration has also been evaluating targets with the potential to deliver non-refractory ore to supplement the ore feed.

Massawa

In 2012, a grade control orientation study started and by year end a total of 387 holes for 20,774m over a 150m strike length at a drill spacing of 5 by 5m had been completed. The aim of this program is to investigate grade variability associated with the high grade quartz antinomy phase of gold mineralization. The results confirm the continuity of the structures which host the high grade mineralization and are surrounded by an envelope of low grade disseminated pyrite and arsenopyrite mineralization. In general, the program is highlighting narrower zones of high grade mineralization as opposed to the previously modeled broad zones of low grade mineralization in the current model. The results also confirm the highly variable nature of the grade due to the coarse gold component of the veins. A further 6,000m of drilling is required to complete this program. Once this program is completed the geological model will be updated and a revised resource estimate calculated.

Satellite targets

Exploration work to date has highlighted the potential for six satellite deposits around Massawa: Sofia, Bambaraya, Delya, Kawsara, Tina and Tombo. Preliminary metallurgical bottle roll testwork returned good recoveries in the range of 75% to 97%, apart from Delya which returned 40% and has a similar refractory nature to Massawa. While the grade is low the results support the prospectivity of the region. No drilling was completed on these deposits during 2012.

Regional potential

An updated geological interpretation and prospectivity analysis of the Mako belt has provided the team with 30 new targets to evaluate in 2013. Of particular importance is the recognition of a second terrain boundary to the west of the MTZ which hosts the Sofia mineralization as well as the Sabodala mine. Meanwhile on the ground, a set of weakly anomalous and patchy intersections were returned from RAB and RC drilling at both East Mandinka and South Kawsara, no further work is planned on these two targets. Early stage exploration work has started on three targets: Salama, Kabya and Tama.

Côte d’Ivoire

During 2012, exploration focused on the infill at the base of the $1,000/oz pit shell at Tongon, the evaluation of satellite targets and the discovery of potential stand-alone targets within the company’s extensive permit portfolio countrywide.

Tongon Mine Lease (Nielle Permit)

A total of 26 diamond holes for 8,785m (including 481m of redrills) were completed in the Southern Zone deposit during 2012 to infill at the base of the $1,000/oz pit shell. Gold assay results reveal the mineralized structures narrow in the northeast and southwest of the deposit but dilate in the center of the pit over a 200m strike length: TND370 – 18m at 2.40g/t (from 296.05m) including 4.80m at 6.32g/t, 17.63m at 3.86g/t (from 259.32m) including 7.39m at 7.37g/t; and TND369 – 35.93m at 2.23g/t. A further high grade zone was also encountered towards the northern section of the pit with TND374: 9.20m at 4.49g/t (from 135.40m) including 5.50m at 6.38g/t and 5m at 7.97g/t (from 283.60m) including 2.28m at 14.03g/t and a wide intersection in the southeastern end of the pit (35.70m at 2.21g/t). Mineralization is associated with brecciated zones with silicification and arsenopyrite.

The Coucal and Coucal South targets are located approximately 2km from the Tongon NZ deposit. The two targets locate on subparallel structures with a similar structural setting to the Tongon NZ deposit and are underlain by four soil anomalies, each 1km long. A reconnaissance aircore drill program returned weak anomalism at Coucal including 6m at 0.85g/t, 6m at 0.59g/t, 9m at 0.60g/t and 30m at 0.20g/t, whereas encouraging values were returned from Coucal South with 7m at 1.83g/t, 21m at 2.52g/t and 6m at 0.45 g/t. A follow-up program of 43 AC holes for 2,089m across three lines spaced 300 to 500m was completed. The alteration assemblage encountered is mainly hosted in volcanics and is composed of limonite, sericite as well as significant silica alteration with evidence of disseminated pyrite and arsenopyrite. In addition, four RC holes for 483m have been completed below the previous intersections. Integration of these observations with previous results obtained from July drilling shows a possible mineralized corridor of 1.2km and open ended in both directions.

At Katosol, detailed soil sampling defined a 9km, 20ppb gold in soil anomaly at the contact between volcanics and sediments. A shear zone hosting high grade lithosamples (29g/t, 44g/t and 24.3g/t) has been mapped truncating a regional fold in the sediments. A phase 1 RC drill program is planned for the first quarter of 2013.

In addition to this ongoing exploration, the Nielle team has revised the resource triangle, identified areas defined by the generative team as potential targets that do not have detailed oil geochemistry and analyzed work done on targets within and outside a 15km radius from Tongon. Based on this analysis, a ranking of the targets to be evaluated during 2013 was established as follows: Tongon East-Soumo South, Belokolo, Tease-Seydou East-Katula and Belokolo North for the brownfields.

For greenfields work, the team has identified the northern continuity of Katosol, the southern part of the permit with the corridors of Seleko-East Kolivogo-Batie and Batie-Gbodonon- Bladonon and the Oleo North corridor as priority for follow up. In addition, several gap areas were identified for detailed soil geochemistry.

Diouala

At Diouala, on strike between the Nielle permit and the Gryphon Banfora project in Burkina Faso, high grade lithosamples were returned from the Gnelezie target (35.6g/t, 18.6g/t, 12g/t and 1.62g/t) from strongly sheared and altered granite.

At Kokoriko several subparallel silicified structures within andesites have returned high grade lithosamples over 3km including: 17g/t, 16.6g/t, 9.36g/t and 3.6g/t. Subsequently, a 3,000m RC reconnaissance drilling program was completed over the target. Drill results confirm the occurrence of a mineralised envelope of roughly 6.5m width averaging 1.40g/t and extending over 2.2km with possible higher grade in the eastern zone of the target.

In the eastern part of the permit, at the contact between an amphibolitic schist package and volcanics, a detailed soil sampling program has been completed over a corridor of the 4 by 4km Tidiane target. Soil geochemistry is ongoing at Dierrisso south of Tidiane with the aim of identifying new drill targets for 2013.

In the west, regional sampling highlighted an 8km long north-south to northeast trending, plus 25ppb gold in soil anomaly which constitutes the new Fargolo target. This locates at the contact between granite and volcanics. In the north of the permit, the Ouahiri South target is coincident with a 5km long, north northeast trending, plus 25ppb gold in soil anomaly. Follow-up work is still required on these targets.

Regional soil sampling over the Nafoungolo target (locating over the Nogbele granite, west of the Oleo shear) highlighted a northeast trending anomaly over an 8km strike which has been followed up with detailed soil sampling.

Boundiali

At Boundiali, 60km to the west of Nielle, early stage exploration work has identified four district scale (gold in soil) anomalous corridors, up to 30km in strike length, for follow-up work. Detailed mapping is currently in progress to define drill targets for testing in 2013.

Regional Permits

Randgold has a further six permits in northern Côte d’Ivoire totaling 2,700km2: Dabakala, Mankono, Tiorotieri, Koussai Datekro and Fapoha North and South, where exploration will start in 2013.

Burkina Faso

In Burkina Faso, we have made steady progress in developing a new portfolio of exploration opportunities with a number of applications lodged with the State. On the Kampti permit, which locates on the Hounde belt in the southwest of the country, a full analysis of historical data together with soil sampling, geological and regolith mapping was completed across the permit. This work identified several mineralized corridors striking both NS and NW across the permit, which host eight targets. These include the Tiossera and Kounkana targets which have considerable strike potential of over 2km and have returned highly mineralised lithosamples (25g/t, 16g/t and 3g/t) from the extensive artisanal workings.

Subsequent trenching on both targets has revealed that narrow shear zones (3m to 5m) host quartz veins and associated gold mineralization but they are not of economic importance. As well as continuing to evaluate Kampti, a key output for 2013 is to establish a new exploration portfolio either through the approval of applications in Randgold’s own name or through joint venture.

Democratic Republic of Congo

Kibali

At Kibali, exploration has continued to focus on infill drilling as well as testing extensions to known deposits and starting follow-up work on early stage targets at the base of the resource triangle, which has produced the new Rhino target. In addition a new exploration camp has been established in the east of the concession area to explore this highly prospective area.

Brownfields exploration

A phase one program of six diamond holes was drilled over a 1.5km strike at KCD confirming a 150 to 200m wide extension of the 9000 lode towards Gorumbwa with an average thickness of 9m. Results include: DDD545 – 1m at 4.53g/t (from 391.6m), 1.6m at 5.6g/t from 395.8m and 23.5m at 2.93g/t (including 10m at 5.46g/t from 403.5m).

Hole DDD548A demonstrated the down plunge continuity of the 3000 lode intersecting: 86m at 4.61g/t from 294m (including 4m at 15g/t from 300m, 12m at 13.01g/t from 320m, 4m at 6.65g/t from 336m, 4m at 8.71g/t from 346m and 2m at 19g/t from 374m). The mineralization is associated with albite-carbonate-silica-pyrite alteration. Mineralization remains open down plunge where further drilling is required to further evaluate these high grade intersections.

At the north eastern end of the 5000 lode drilling focused on infill drilling the 5000 lode in an area demarcated for underground stoping. Three diamond holes confirmed the geological model, and returned the following gold assay results:

•	DDD564: 13.35m at 1.99g/t from 277m; 26m at 1.20g/t from 322m; 65.6m at 4.14g/t from 391.4m (including 7.6m at 7.1g/t from 391.4m; 6m at 4.66g/t from 405m; and 15.73m at 7.88g/t from 427.27m), 29m at 3.73g/t from 464m (including 18m at 4.72g/t from 466m).

•	DDD565: 71m at 1.81g/t from 285m (including 7m at 8.93g/t from 320m); 48.81m at 4.99g/t from 365.3m (including 23.7m at 8.58g/t from 365.3m); 9.6m at 2.5g/t from 444.4m (including 2m at 4.37g/t from 452m); 53m at 8.58g/t from 554m (including 18m at 6.24g/t from 554m); 4m at 4.87g/t from 578m and 19m at 15.15g/t 588m; 20.7m at 4.41g/t from 626.3m (including 8m at 7.20g/t from 630m).

•	DDD563A: 23m at 1.7g/t from 276m; 57m at 2.1g/t from 327m; 27m at 7.18g/t from 491.8m; 77.2m at 3.29g/t from 563.1m (including 15.1m at 6.4g/t from 563.84m).

A review of the drilling and mineralized intersections in the vicinity of the southwest termination of the 9000 lode stope designs has identified a significant gap in drill spacing that has potential to host high grade mineralization. Drilling is in progress. Within a 10km radius of the main Sessenge-KCD deposit there is the potential for a number of satellite deposits which are at various stages of investigation. These are Kombokolo, Gorumbwa, Pakaka, Pamao, Agbarabo, Megi, Marakeke, Mengu Hill, Mengu Village and Ndala.

Gorumbwa

At Gorumbwa, a seven hole program has been completed to confirm the geological model and provide further open pit flexibility to the operation. All results have been received and a comparison between significant intersection grades and projected block model grades is in progress. A revised resource estimate will be completed together with a pit optimization and mining schedule in the first half of 2013. Drill results from this program include:

•	GDD036: 15m at 3.04g/t from 98m; 2m at 0.99g/t from 141m.

•	GDD038: 32m at 3.59g/t from 147m; 8m at 2.03g/t from 185m.

•	GDD039: 15.85m at 2.01g/t from 11m, 11m at 1.32g/t from 28m; 8m at 1.32g/t from 48m.

•	GDD040: 4m at 2.28g/t from 79m; 12m at 6.77g/t from 95m; 1.40m at 3.35g/t from 113m; 9.70m at 2.61g/t from 117.3m.

•	GDD041: 13m at 9.85g/t from 96m; 10.85m at 1.43g/t from 2m; 23m at 0.99g/t from 131m.

•	GDD042: 16m at 1.65g/t from 111m; 1.5m at 3.55g/t from 143.5m; 6m at 1.83g/t from 220m.

•	GDD043: 32m at 3g/t from 65m; 4m at 2.4g/t from 145m.

Rhino

Rhino is a new target, located between the Kombokolo deposit and the Agbarabo old pit. Rhino consists of a package of broadly E-W trending and moderately north dipping volcaniclastic units and a ironstone marker unit which is up to five meters thick. Following mapping and encouraging surface lithosample results, which average 3g/t over a 100m area, three reconnaissance diamond holes were drilled for a total length of 247.22m. The holes confirm up to 34m of alteration and mineralization with localized zones of high sulphide (pyrite) content. Significant results include:

•	RHDD001: 33.8m at 1.37g/t from 26m (including 3m at 3.89g/t from 55m) and 13.3m at 1.1g/t from 67.7m.

•	RHDD002: 11.9m at 2.4g/t from 42m.

•	RHDD003: 26.1m at 4.3g/t from 26m (including 9m at 8.51g/t from 38m).

Follow-up drilling is planned.

Greenfields exploration

The known deposits of the Kibali project are hosted along a reactivated thrust plane which creates plunging lodes of mineralization as exemplified by the KCD deposit. The identification of a major northeast trending sub vertical shear zone from the interpretation of geophysical data supported by field mapping, has provided a new exploration opportunity. The structure locates in the western part of the Kibali permit and transgresses the area for more than 30km causing offsets to the main lithological units, as well as acting as a conduit for intrusives and gold bearing fluids producing the coincident gold in soil anomaly. Two prioritized targets, Zambula in the south and Kalimva and Ikamva in the north, have been the focus of work during 2012.

Kalimva and Ikamva

The Kalimva target is situated 15km north of KCD, close to the Nzoro Road, and hosted three shallow open pits during the early 1950s. Soil sampling results highlight gold peaking at 2 562ppb and the 100ppb soil contour delineates a northeast trend with plus 2km cumulative strike length and 250m average width. Lithosample assay results returned up to 13.6g/t and averaged 2.9g/t. SOKIMO drill data returned narrow high grade intersections from the main zone: K300 – 3m at 22.0g/t from 38.63m; K301 – 4.39m at 12.5g/t from 45.99m; S12 – 1.5m at 8.6g/t; and S15 – 15m at 3.40g/t.

The stratigraphic sequence comprises magnetic ironstones and a volcano sedimentary unit (fine to medium grained tuff and volcaniclastic agglomerate) intercalated with sediments, mainly chert. Locally small bands of argillite are encountered within the tuffaceous units. Basalt occurs in the northeast and the contact with the volcano sedimentary package is marked by a highly deformed quartz feldspar porphyry intrusion. A reconnaissance phase of diamond drilling consisting of six holes over a strike of 1.5km was completed. Gold assay results include the following intersects:

•	KVDD001: 73.7m at 3.41g/t (including 7.2m at 6.83g/t, 6.8m at 5.73g/t and 7.8m at 7.2g/t).

•	KVDD0002: 26.03m at 2.57g/t (including 11.55m at 4.19g/t).

•	KVDD004A: 37.75m at 1.39g/t (including 6.56m at 3.04g/t).

•	KVDD006: 10.16m at 1.17g/t and 4m at 3.56g/t.

A second phase of diamond drilling, comprising five holes has been completed with positive results returned:

•	KVDD007: 21m at 2.13g/t including 8m at 3.98g/t.

•	KVDD009: 9.3m at 1.31g/t and 14.9m at 2.19g/t including 3.3m at 4.48g/t.

•	KVDD010: 20.15m at 3.27g/t including 1.8m at 16g/t.

Due to the relatively low grade and distance from the plant site, this project will have no immediate impact on the LOM schedule and therefore no further work will be done for the time being.

The Ikamva target, located 2km to the west of Kalimva, was progressed by completing detailed mapping of the previous shallow workings in the area, along with lithosampling and trenching. Mineralization is associated with strong silicasericite alteration of volcaniclastics rocks capped by ironstones.

In the main pit, 41 lithosamples were taken and returned up to 13.2g/t and averaging 1.79g/t, while in the southeast pit 16 lithosamples returned average grade of 3.9g/t. A trench at the ironstone-volcaniclastic contact returned 22.5m at 2.36g/t. A first reconnaissance phase of drilling has also been completed drill hole IVDD006 returned a promising intersection of 34.8m at 2.42g/t associated with a fold hinge.

Zambula

At Zambula, results were received from trenches situated in the central part of the Zambula anomaly: ZBTR19 returned 8m at 2.5g/t and ZBTR20 returned 34m at 1.32g/t including 6m at 5.65g/t. Phase one work including trenching and one reconnaissance diamond hole, confirmed mineralization along the main 4km extent of the soil anomaly. Assay results and logging have indicated a narrow high grade system surrounded by a low grade halo. The target is 22km from the Kibali plant site and at this stage the geology and results do not support further work.

Generative work and new business

Our exploration strategy, which directs a team of 70 geoscientists, is based on access to quality mineral rights and the ability to generate targets. In line with this, and as reported last year, a key objective was to increase our Central African footprint.

During 2012, we signed a joint venture agreement with the Toronto based Kilo Goldmines (“KGL”) to explore for gold on 12 licenses covering 2,057km2 over the northern portion of the Archaean Ngayu greenstone belt and the Isiro greenstone belt. The licenses have numerous gold occurrences which were explored during the colonial era and which include current active artisanal sites.

The main provisions of the agreement are:

•	Randgold to earn 51% for the completion of a prefeasibility study (“PFS”).

•	KGL has the right to maintain 49% post PFS.

•	Randgold to earn 65% for the completion of a bankable feasibility study (“BFS”) should KGL not contribute post PFS.

•	KGL equity to convert to 1.5% royalty if diluted to 10% or less.

•	PFS to be established within five years.

•	BFS to be established within one year after PFS, or such longer time to be agreed by the parties.

A generative study is in progress and teams were mobilized to the site in early January 2013 to start reconnaissance fieldwork.

In addition to acquiring exploration permits in its own name, we continue to evaluate potential joint ventures with local businessmen as well as international mining companies at a time when there is increasing stress in the junior market. It also monitors the exploration activities of others with a view to identifying companies that offer acquisition or joint venture opportunities.

MINERAL RIGHTS AND ORE RESERVES

Table of mineral rights at December 31, 2012

Country	Type	Area (km²)	Area (miles²)	Effective equity (%)
Mali
• Loulo	EP	263	101	80
• Gounkoto	EP	100	39	80
• Morila	EP	200	77	40
• Bena	EEP	16	6	80
• Dinfola	EEP	139	54	80
• Madina	EEP	250	97	90
• Nimissila	EEP	250	97	90
• Massabougou	EEP	125	48	90
• Bogo	EEP	150	58	90
Côte d’Ivoire
• Nielle	EP	751	290	89
• Boundiali	EEP	1,314	507	81
• Dabakala	EEP	191	74	81
• Diaouala	EEP	977	377	81
• Mankono	EEP	704	272	81
• Tiorotieri	EEP	86	33	81
• Kouassi Datekro	EEP	922	356	81
• Fapoha North	EEP	387	149	81
• Fapoha South	EEP	399	154	81
Senegal
• Kanoumba	EEP	621	240	83.3
• Miko	EEP	84	32	83.3
• Dalema	EEP	401	155	83.3
• Tomboronkoto	EEP	225	87	83.3
• Bambadji	EEP	315	122	51
Burkina Faso
• Kampti	EEP	183	71	81
DRC
Kibali
• 11447	EP	227	88	45
• 11467	EP	249	96	45
• 11468	EP	46	18	45
• 11469	EP	92	36	45
• 11470	EP	31	12	45
• 11471	EP	113	44	45
• 11472	EP	85	33	45
• 5052	EP	302	117	45
• 5073	EP	399	154	45
• 5088	EP	292	113	45
Kilo*
• 2226	EEP	137	53	51
• 2227	EEP	137	53	51
• 2229	EEP	126	49	51
• 2230	EEP	154	59	51
• 2231	EEP	196	76	51
• 2285	EEP	196	76	51
• 2286	EEP	184	71	51
• 2287	EEP	182	70	51
• 2288	EEP	172	66	51
• 2289	EEP	194	75	51
• 2290	EEP	189	73	51
• 2291	EEP	190	73	51
TOTAL AREA		12,945	4,998

EP	– Exploitation Permit
EEP	– Exclusive Exploration Permit
*	Subject to a joint venture agreement

Annual ore reserve declaration at December 31, 2012

At December 31,	Category	Tonnes (Mt) 2012	Tonnes (Mt) 2011	Grade (g/t) 2012	Grade (g/t) 2011	Gold (Moz) 2012	Gold (Moz) 2011	Attributable Gold (Moz) 2012	Attributable Gold (Moz) 2011
PROVEN AND PROBABLE RESERVES
Kibali								45%	45%
	Proven	3.62	—	3.24	—	0.38	—	0.17	—
	Probable	79.28	78.62	4.14	4.04	10.54	10.21	4.74	4.59
Sub total	Proven and probable	82.89	78.62	4.10	4.04	10.92	10.21	4.91	4.59
Loulo								80%	80%
	Proven	2.29	2.83	2.05	2.58	0.15	0.23	0.12	0.19
	Probable	37.68	38.88	5.10	5.00	6.18	6.24	4.95	5.00
Sub total	Proven and probable	39.97	41.71	4.93	4.83	6.34	6.48	5.07	5.18
Gounkoto								80%	80%
	Proven	1.80	0.77	2.43	2.19	0.14	0.05	0.11	0.04
	Probable	16.52	16.19	4.98	5.19	2.64	2.70	2.11	2.16
Sub total	Proven and probable	18.32	16.96	4.73	5.06	2.78	2.76	2.23	2.21
Morila								40%	40%
	Proven	—	1.44	—	1.71	—	0.08	—	0.03
	Probable	4.88	6.68	1.51	1.14	0.24	0.24	0.09	0.10
Sub total	Proven and probable	4.88	8.12	1.51	1.24	0.24	0.32	0.09	0.13
Tongon								89%	89%
	Proven	2.52	0.89	1.44	1.68	0.12	0.05	0.10	0.04
	Probable	31.28	32.21	2.51	2.63	2.53	2.72	2.25	2.42
	Proven and probable	33.79	33.10	2.43	2.60	2.64	2.77	2.35	2.46
Massawa								83%	83%
	Probable	20.73	20.73	3.07	3.07	2.05	2.05	1.70	1.70
Sub total	Proven and probable	20.73	20.73	3.07	3.07	2.05	2.05	1.70	1.70
TOTAL RESERVES	Proven and probable	200.60	199.25	3.87	3.84	24.96	24.58	16.36	16.28

The reporting of mineral reserves is in accordance with SEC Industry Guide 7. Pit optimization is carried out at a gold price of $1,000/oz, except for Morila which is reported at $1,300/oz. Underground reserves are also based on a gold price of $1,000/oz. Dilution and ore loss are incorporated into the calculation of reserves.

Addition of individual line items may not sum to sub totals because of rounding off to two decimal places.

Locality of the Loulo, Gounkoto and Morila Mines in Mali.

Locality of the Tongon Mine in Côte d’Ivoire.

Locality of the Kibali Mine in the Democratic Republic of Congo

Mineral Rights and Permits

The following map shows the position of our current permits in West Africa:

The following map shows the position of our current permits in Central Africa:

Although we believe that our exploration permits will be renewed when they expire, based on the current applicable laws in the respective countries in which we have obtained permits, there can be no assurance that those permits will be renewed on the same or similar terms, or at all. In addition, although the mining laws of Mali, Côte d’Ivoire, Senegal, Burkina Faso and DRC provide a right to mine should an economic orebody be discovered on a property held under an exploration permit, there can be no assurance that the relevant government will issue a permit that would allow us to mine. All mineral rights within the countries in which we are currently prospecting are state-owned. Our interests effectively grant us the right to develop and participate in any mine development on the permit areas.

SOCIAL RESPONSIBILITY AND ENVIRONMENTAL SUSTAINABILITY

This section highlights the key sustainability challenges facing our business, how we are addressing them and some of our achievements in this field from 2012. Sustainability is of growing importance to all our stakeholders and we are committed to reporting what we do, as well as monitoring performance against both our values and internationally accepted sustainability standards including the 10 sustainable development principles of the International Council on Mining and Metals (“ICMM”), World Bank Operational Guidelines, International Finance Corporation (“IFC”) Performance Standards on Environmental and Social Sustainability, OECD Convention on Combating Bribery, the Voluntary Principles on Security and Human Rights and the Conflict-Free Gold Standard. In 2012, we completed our second year of reporting in accordance with the Global Reporting Initiative and have produced a separate self-declared B+ application level report, up from a C+ level in 2011.

The company has established an environmental and social oversight committee which is responsible for identifying and managing strategic sustainability risks and opportunities. This committee tables its quarterly reports for review at the group board of directors’ meetings. The committee is chaired by our chief executive officer and includes our group executive for sustainability, the chief operating officers, group projects and process executive and the general managers of each mine. Sustainability KPIs are reviewed weekly by the group executive committee, and at operational level, we have dedicated site-level managers for both sustainability and health and safety to ensure effective implementation of the board’s policies on a day-to-day basis.

For all of our staff and contractors, the standards of behavior that we expect in relation to sustainability issues are clearly defined in our code of conduct and corporate human rights policy, all publicly available and included on the company’s website at www.randgoldresources.com. These form a central part of induction training for all employees and contravention leads to automatic disciplinary action, which can include the termination of employment. We have zero tolerance for corruption and we do not offer, pay or accept bribes of any form.

Remuneration

Where appropriate, we build sustainability outcomes into the remuneration of senior management. For example, a portion of our chief executive officer’s and chief financial officer’s annual bonus payments are dependent on achieving a 10% reduction in the LTIFR from year to year. The achievement of safety and sustainability targets also influence the remuneration packages of our regional operational managers, group sustainability manager and site general managers.

Product Responsibility

Apart from a small percentage sold through the Malian company, Kankou Moussa SARL, all of our gold is sold to Rand Refinery (Pty) Limited (Rand Refinery), which has an internationally-respected reputation for integrity and ethics. Rand Refinery is able to certify that its entire chain of custody is responsible and ‘conflict free’, and this certification is independently audited. It is also a member of the World Gold Council and the Responsible Jewellery Council. This gives us assurance that the onward distribution of our gold, proceeds in a responsible way.

Our Process to Identify Sustainability Risks

We have robust and practical internal processes to ensure that all material and emerging sustainability risks are identified, that controls are put in place to mitigate those risks, and to ensure that the controls themselves are monitored to maintain adequacy, effectiveness and appropriateness. Potential sustainability risks are assessed at an annual executive committee workshop, reviewed by the board, and priorities are determined based on frequency, consequence and mitigation potential. This company-led process is complemented by an informal stakeholder engagement process which asks eight groups of stakeholders for their input and assessments.

Throughout the year, the sustainability risks and mitigation strategies identified by the board and our stakeholder engagement process are managed by the environmental and social oversight committee and our general manager for sustainability.

Economic Footprint

Our policies

We are long term investors in our host countries and our policy is to share the benefits of our operations in an equitable way with all stakeholders. Host governments are included in the ownership structure on all our mines and we see the payment of taxes, duties and royalties as an integral part of our commitment to the countries in which we operate.

It is our policy to maximize, as far as possible, the local economic benefits of our operations through preferential use of local service providers, local procurement, local employment and local skills development. These factors are important ways in which we help host governments turn mineral wealth into national wealth.

Our performance

We continued to increase the revenue we generated for host countries in 2012. Payments to the DRC in 2012 increased to $28.4 million. Over Kibali’s expected 20-year life, the DRC State will receive more revenue than any of the other shareholders financing the project; although they are free of the investment risk.

In total, 92% of employees and contractors working for us were nationals from host countries in 2012 and 94% were Africans. Therefore a large amount of the revenue distributed via wages and other employee benefits also contributes to economic development.

Infrastructure for Growth

Our capital investments are primarily focused on the exploration for and extraction of gold. Yet as our mines are usually located in remote areas, they often necessitate the provision of new infrastructure, in particular roads and key utilities. We often partner with governments to build such infrastructure. Last year, we invested in power substations and transmission lines, road improvement schemes, a major hydropower station in the DRC and a new border crossing between Mali and Senegal.

Supply and expand

Our procurement policy explicitly strives to build up local supply chains. Much of our expenditure on service providers goes to companies based in host countries. One of our oldest partnerships is with CSTTAO or AFRILOG who started in 1995 as our West African transporter of choice and progressed to where, today, they are responsible for sourcing, procuring, freight and transport of consumables and spares for our operations in West Africa, from warehouse to warehouse. Together with our partners we had a combined vision to build a supply chain company capable of servicing the mining industry and today AFRILOG has achieved this vision with offices in South Africa, Mali, Senegal and Côte d’Ivoire. With our entry into East and Central Africa, we decided to stick to the formula of finding a local partner and developing a long term relationship. In this regard, we identified Freight Forwarders of Kenya as a possible partner and have started building the logistics chain with them for Kibali. To date they have moved all the materials and equipment from the port of Mombasa to site without incident.

By prioritizing local procurement where possible, we benefit from contractors that have better availability, offer better value and who tend to be more motivated. The benefits of this strategy were vividly demonstrated in the weeks after the coup in Mali in March last year. That event led to some foreign suppliers leaving the country, with consequent impacts on the firms that relied on them. However, our production was unaffected in this period as our largely local supply chain is based in the country itself and was both able and willing to operate and work with us throughout this time.

Foundations for the future

We strive to encourage high standards of corporate governance and transparency in our countries of operation, with the aim of helping them attract other world-class companies to invest there. For example, we have worked with the governments of both Mali and DRC to help them become compliant with the Extractive Industries Transparency Initiative. Mali is now compliant and the DRC is an official candidate country. To support the development of a wide skills base, we help build the capacity of local tertiary institutions in our host countries.

During 2012, for example, we invited experts from the University of Cape Town Business School to run a course for selected employees on ‘finance for non-financial managers’ in conjunction with the Bamako Business School. Also in 2012, in association with a Malian NGO, we assessed whether better governance could lead to improvements in the distribution of the country’s patent tax. During 2012, we also held positive discussions with the Government of DRC about a potential review of their mining code, and with the Government of Côte d’Ivoire on a windfall tax. It is a positive sign that these discussions have been open and multilateral, and that we have been invited to discuss our plans for long term investment at the highest levels. We took the opportunity to reiterate our desire for stable, predictable and transparent tax systems that encourage inward investment to our host countries.

In partnership with communities

Community Relations

Our policies

At the heart of our community relations policy is a commitment to sharing the benefits of our operations with, and being fully accountable to, the local communities directly affected by our mines (defined as those within a 10km radius of our mine site). Communication is central to our policy and we discuss and consult our activities over the full life cycle of each mine. At the exploration phase, communities are involved through a Public Participation Process (“PPP”) and by assisting us with local recruitment. Once a mine becomes operational we form a Community Development Committee (“CDC”) consisting of local leaders and representatives from women and youth groups to maintain a two-way flow of information. The CDCs are also responsible for the distribution of the community investment budget, which provides significant direct investment for local projects. The budget is steered towards long term, sustainable development but is led by the communities themselves.

Our performance

The budgets allocated to CDCs have more than tripled since 2010 and rose by approximately 87% in 2012 to more than $830,000. Our total spending on community development, including advantageous infrastructural development and philanthropy, came to a total of $33.6 million in 2012. This compares with $20.6 million for 2011.

A range of community projects were implemented during 2012 including the building of new classrooms and housing for teachers, borehole drilling, local road repairs, sponsorship of cultural projects, equipment for a women’s market garden initiative and donations for Ramadan. Formal CDCs are now in place at all our operational mines and at Kibali several liaison bodies are building strong community relations. All CDCs hold monthly meetings to discuss progress and we have used local radio to help support community outreach, offering representatives the opportunity to speak on a regular community radio station slot. Employment remains the critical community issue raised by the village chiefs.

Grievance Mechanism

Our policies

Across all our communities, we ensure that a fair and accessible grievance mechanism is available, based on guidance laid out by the IFC Performance Standards. This mechanism provides a channel for the local community to lodge a complaint if they feel they have been unfairly treated or discriminated against in a non-work related disagreement. We commit to responding to all grievances within one week.

Our performance

To ensure that our grievance mechanisms are fully accessible, we have stepped up efforts to publicize them. For example at Kibali, 13 new access points were created in 2012, with some open daily. These points serve as liaison offices where grievances can be lodged, recorded, addressed and responded to. Over 100 public meetings, numerous radio broadcasts and community inductions and a Kibali Open Day were also held in 2012. The grievance mechanism is the primary route by which individuals affected by resettlement can query compensation claims and the vast majority of grievances were in relation to compensation. Grievances in 2012 tended to relate to capital damage, such as a field being disturbed by earthwork equipment or a house crack caused by blasting; or environmental disturbance such as fugitive dust from haul roads. In total, 94% of grievances were successfully resolved across all sites in 2012.

Grievances registered and resolved

At December 31	Grievances registered 2012	Grievances resolved 2012	Grievances registered 2011	Grievances resolved 2011
Loulo	5	5	3	2
Morila	—	—	1	1
Tongon	16	16	6	5
Gounkoto	10	10	7	7
Kibali	1,078	1,013	378	369

Total	1,109	1,044	395	384

Human Rights

Our policies

We pro-actively support the protection of human rights in conducting our business and a focus of our human resources strategy in 2012 has been the development and implementation of a group-wide human rights policy. In the remote areas where we work, we strive to foster awareness of human rights issues among our employees and to actively safeguard the protection of human rights among our contractors and sub-contractors. Starting last year, human rights issues have been included in induction training for all new staff. Moreover, we include a human rights clause in all our agreements with suppliers that binds them to comply with our human rights policy and puts a legal duty on them to ensure there is no child or forced labor within the supply chain. The first point of contact is the grievance process and in the DRC, which remains a conflict zone, we have now begun to record human rights as a separate category within the mechanism. We also work in partnership with the state, NGOs and international bodies to ensure human rights issues are understood and managed in our host communities. It is our policy not to arm any security forces on our mines. Instead, we have legally binding contracts with the relevant local authorities that take into account the Universal Declaration of Human Rights and aim to ensure safety and security for any military or policing matters. We also monitor any security incidents on our mine sites.

Our performance

Last year, one of the key items of feedback from shareholders and other stakeholders was the need for our company to adopt a more formal and transparent management system for human rights issues, especially as the company grows. We took this feedback on board and in 2012 introduced a new group-wide human rights policy, which taken together with our code of ethics, has further entrenched our adherence to international principles of good governance. The policy also protects the rights of indigenous people. Our new human rights policy supports the principles contained within the Universal Declaration of Human Rights, the OECD Guidelines for Multinational Enterprises, the International Labour Organisation’s Declaration on Fundamental Principles and Rights at Work (often referred to as the ILO Core Convention) and the Voluntary Principles on Security and Human Rights. It has helped ensure that we have a clear record regarding human rights abuses during this reporting period. In 2012, we successfully introduced human rights issues into the induction training for all new staff, relevant to about 3,700 people. All our security staff on all our sites completed training on the Voluntary Principles on Security and Human Rights, mostly conducted by United Nations agencies. There has been only one significant incident resulting in injury to security personnel in 2012. This was an accidental gunshot injury, caused by an armed state policeman, at Kibali and the matter has been addressed with action taken to prevent a similar incident being repeated. Following the formalization of our corporate human rights policy, we are now developing effective targets and programs to ensure the policy is implemented at all mine sites.

Community Health

Our policies

We work in isolated parts of Africa where public health issues and a lack of access to basic healthcare can be widespread. Our policy is to provide free basic medical services to local community residents and to immediate family members of our employees. This provision makes an important contribution to worker morale and to maintaining the support of local communities. At all our mine sites, we establish a clinic in the surrounding community. We also give employee dependents access to the on-site clinics at each mine site. The specific medical services provided at the community health and on-site clinics are based on the needs identified by the initial social impact assessments that we perform at each site, but generally include medical consultations, first aid, family planning, HIV counseling and voluntary testing and a wide immunization program. Ensuring the long term sustainability of community health services is of huge importance to our approach. Therefore we also work with partners in governments, NGOs and/or international agencies to build local capacity, such as government-run health clinics, which can provide medical services when the mine closes.

Malaria and HIV/AIDS are the two diseases that pose the most serious threats to both our local communities and our productivity. We therefore have two stand-alone programs to fight these diseases that are applied to local communities at all our mine sites. The target for our HIV/AIDS program is to have no new infections among our employees and communities, and our program to achieve this includes the distribution of free condoms, local awareness campaigns and provision of free and confidential voluntary counseling and testing.

Our performance

A total of 29,669 medical consultations were provided to local community residents and family members of employees at all our clinics in 2012, an 11% increase compared to 2011. These consultations were in addition to more than 60,000 consultations for employees, many of whom are also local community members.

Important work to build local capacity for healthcare is underway at both Kibali and Loulo where government-run health clinics are being built in surrounding villages. For both clinics, we have helped provide initial support for equipment and construction, but ongoing funding will come from the government. We continued to work with medical charity CURE and the United Nations to facilitate the delivery of containers of medical equipment into Côte d’Ivoire, and in Mali we worked with local NGO CSP to train community peer educators as part of our HIV/AIDS campaign. We also joined forces with other mining companies to sustain the medical program fighting neglected tropical diseases in Mali.

Preventing HIV/AIDS

We spent $187,846 on our HIV/AIDS program and distributed approximately 250,000 condoms to local community residents in 2012. A total of 2,054 voluntary counseling and testings were carried out in 2012, an increase of over 60% compared to 2011. The increase is encouraging but the number of HIV voluntary tests still remains relatively low because of the social stigma attached to the disease and the fear of testing positive. In 2013, however, we aim to encourage more people to undertake testing. As part of our efforts to raise awareness of HIV/AIDS prevention techniques, we have used closed and open talking forums in local villages, mobile video units and radio broadcasting. We also worked with partners to train peer educators, who can reach out to important constituents in the community such as sex workers and young men.

Our program to fight malaria has been an important part of our community health performance during 2012.

Artisanal and small-scale mining

Our policies

Artisanal and small-scale mining (“ASM”) activity is present on two of our mine complexes. Although artisanal mining can be an important source of economic activity in some of our host countries a large proportion of it is illegal, as opposed to the traditional orpailluers, and its presence can create tensions for local communities and endanger both health and the environment due to the chemicals, erosion and land degradation used by its practitioners. In addition, many of the artisanal miners are under the control of syndicate leaders who are often illegal immigrants exploiting local communities through practices such as the use of child labor.

We have a ‘no conflict’ and ‘no invasions’ policy in regard to artisanal mining communities present on or adjacent to our sites. Our policy is formed with reference to both ICMM and IFC guidance and sets out that, wherever possible, we offer alternative livelihoods for orpailleurs including work on our mines or in new economic sectors such as agriculture and bricklaying. Our policy is to work in partnership with host communities and regional and national governments to find long term strategies that are mutually beneficial.

Where orpailleurs are not interested in alternative employment we seek to offer a designated site, approved by government, where ASMs can be relocated to work without causing harm to others and where they can be gently introduced to the alternative livelihoods on offer. Ultimately, the existence of the ASM community is linked to unemployment, inequality and poverty and a viable long term solution requires a broader answer devised in partnership with governments.

Our performance

There is an ASM presence at both Kibali and on the Loulo- Gounkoto complex. At Kibali, the strategy of offering ASM practitioners jobs on the main Kibali mine and as suppliers of bricks or as building contractors, has been a great success and has led to a rapidly declining number of orpailleurs on or near the site. Our partner, SOKIMO, has also assisted by identifying alternative sites for orpaillures to mine. At the Loulo-Gounkoto complex, there is still a sizeable presence of ASM, located mainly at Sansamba on the Gounkoto haul road. In the summer of 2012, a government delegation visited the artisanal miners and confirmed their use of hazardous chemicals including mercury and cyanide. We are therefore working closely with government and community leaders to implement a long term strategy for the orpailleurs.

Part of this has included the creation of an agricultural project in partnership with the Mayor of Sitakily. An area of 30 hectares of land near Sansamba growing rice, corn and other crops was harvested for the first time in 2012, and the mayor invited the ASM community to help harvest and enjoy a feast, with the aim of demonstrating alternatives to artisanal mining. In 2012, a public consultation process was held at Baboto, a planned exploration site, to discourage people’s support for orpailleurs’ activities on the potential mine site.

Resettlement

Our policies

We strive to avoid or minimize physical or economic displacement of people, but where resettlement does need to take place, we make sure it is done in the right way. Our policy is to ensure that affected parties are fully engaged, helping shape the process, and that their standard of living is improved, or at the very least restored. We have tried and tested procedures for resettlement, guided by the IFC Performance Standards on land acquisition and involuntary resettlement and national legislation.

Our resettlement policy puts the affected person at the center of our policy. Our starting point is a PPP to encourage all opinions and grievances to be heard and fed into the compensation process. The general PPP is then followed by more intensive discussions and negotiations with a Resettlement Working Group (“RWG”). The results of the PPP are incorporated into a draft RAP which is then also put forward as the basis for further consultation with the RWG before a final RAP is agreed.

Our procedure is to offer a ‘like for like’ asset replacement to affected parties and we aim to ensure that all affected people feel fully and fairly compensated for the upheaval and have an improved standard of living after resettlement. We aim to maintain community structures wherever possible and respect sites of cultural or religious significance. The implementation of our RAPs is always monitored by independent third parties.

Our performance

In line with our plans, we spent more than $51 million (on a 100% attributable basis) on RAP implementation in 2012. Kibali is our only current site where resettlement is taking place. The Kibali RAP will have resettled around 20,000 people when completed, most of whom were previously living in isolated villages without basic utilities and who will be resettled into the newly constructed village of Kokiza which has civic infrastructure including schools, clinics, shops and churches. It includes the construction or relocation of 14 churches, a catholic cathedral, 17 schools and 2,300 graves. Approximately 50% of the Kibali resettlement has been completed and it is moving rapidly towards its final phase, with new houses being constructed at a rate of up to 75 to 90 houses per week. All people have been successfully moved from the new mine’s main pit, construction areas and tailings storage facility and in total nine villages and 1,208 households were successfully resettled in 2012. The resettlement is due to be completed by the end of the third quarter of 2013 and will have facilitated the creation of over 4,200 new houses.

In partnership with our workforce

Our policies

We have a target to run all our mines with zero fatalities and zero Lost Time Injuries (LTIs—injuries that prevent a person from working for at least one shift). We believe it is an achievable aim and we are putting the processes, behaviors and technologies in place to accomplish it. We use the internationally recognized best practice standard OHSAS 18001 as a framework for our management of safety, with two out of four of our operational mines now certified. Gounkoto and Tongon are scheduled for certification in 2013.

Safety

Safety training is a critical part of our approach and is included in the inductions of every employee and contractor. Specific safety risks in each department, such as chemical hazards are separately assessed and each has its own specialized training modules. Personal protective equipment and morning ‘toolbox’ safety briefings – where daily reminders and discussions about safety are raised – are other vital elements in our approach. When accidents happen, our Safety, Health and Environment department ensures the incident is analyzed and that remedial actions are taken. They also ensure that illiterate employees are fully briefed on the meanings of written procedures and safety signage is always symbolic, an important consideration in some of the underdeveloped areas in which we operate. We have a zero tolerance policy towards drug or alcohol abuse and unsafe behavior on site.

Our performance

Regrettably, we experienced one fatal accident at our operations during 2012. The incident occurred on the Kibali site in October when a front-end-loader vehicle was exited by its operator and rolled back causing the accident. The deceased was Bangaya David Latu, a 32 year-old general laborer who was Congolese and married. As is our policy, we conducted an in-depth investigation into the cause of this incident, which included a presentation to the Kibali board, and we have implemented a detailed action plan, which includes improvements to safety awareness, capacity assessment systems and skills developments in this specific area, to prevent a similar event from recurring.

In 2012, we took a positive step towards our aim of zero LTI by far exceeding our annual target of a 10% reduction in the LTIFR, a standard benchmark to measure safety performance. The LTIFR for 2012 at our five active mines (Loulo, Gounkoto, Morila, Tongon and Kibali) reduced by 52% from 3.13 to 1.50 across the group, with the number of LTIs reducing by more than a third to 38 last year. The LTIFR at our operational mines (that is excluding Kibali which is under construction) has improved by 37% from 1.29 to 0.81.

Morila and Tongon both showed that our goal of zero LTI is very much achievable by completing a year with only one LTI at each site. This is the second consecutive year that Morila has achieved this level of performance. By the end of last year, we had substantially advanced towards the landmark of having all our active mines certified to the OHSAS 18001 Occupational Health and Safety Management standard. Gounkoto and Tongon’s applications are due to be finalized mid-2013.

A disproportionate number of the group’s LTIs, around 70% of them, occurred at Kibali. This is partly because the mine is in its construction phase, which is the most testing time for our safety practices. Kibali has also brought in a large number of new employees, many of whom have no previous experience of working in an extensive industrial zone and whose training in the importance of safety is starting from a low base. Even with these challenges, Kibali managed to achieve the greatest improvement in LTIFR within the group, reducing from a LTIFR of 8.5 in 2011 to 2.5 in 2012. We are, however, aiming for further improvements at Kibali next year as we strive towards zero LTIs.

Last year we also took action to reduce accidents involving light vehicles on site. All our sites impose a speed limit, we have increased the numbers of signs and guards at crossings to regulate traffic and where possible have separated roads for heavy and light vehicles including motorbikes. At the Loulo-Gounkoto complex we have tried a new driving test and permit system that has restricted poor-performing drivers from driving on site. Although this system was only implemented towards the end of the year, there have already been indications of a substantial decrease in property damage and vehicle accidents.

Safety Performance	2012		2011		2010
Labor	11,477	***	8,652	***	n/a
Person Hours	25,327,309		19,806,975		n/a
Number of Active Mines	5		4		3
LTIs*	38		62		27
LTIFR**	1.50		3.13		1.75
Fatalities	1		3		1
Near Misses	20		14		n/a

*	Defined as injuries that occur in the execution of duties that mean the person is unable to perform those duties for at least one day.
**	Number of lost time injuries per million man-hours worked.
***	Including persons employed by our contractors.

Occupational health

Our policies

Effective management of occupational health risks protects our workforce and enhances productivity. Our policy is focused on preventing harm to our people by pro-actively managing the source of potential health risks. Eliminating exposure to safety hazards is a major part of this, but we also pro-actively identify potential occupational health issues through regular medical consultations for employees. These monitor areas such as heavy metal in the blood, silicosis, tuberculosis and hearing issues. Those with exposure to chemicals or other potentially harmful reagents have more frequent testing to monitor their well-being. We manage 24-hour clinics with an ambulance and high-quality medical facilities at all of our sites.

Diseases such as malaria and HIV/AIDS are not only debilitating for the individuals concerned, they can have a major impact on productivity, absenteeism and morale. Preventing and treating them is an important part of our business as well as a major part of our efforts to build strong relations with local communities. Our malaria program and protocols are based on World Health Organization standards and include the provision of mosquito nets and repellent, chemical controls, awareness raising initiatives and, where possible, early, effective diagnosis and treatment. A target to reduce malaria incidence by 25% across the group has been set for 2013.

We have a clear policy of non-discrimination for any worker who tests positive for HIV/AIDS. They are able to continue to work at the mine as long as they are able, and have access to antiretroviral (ARV) drugs.

Our performance

A total of 60,142 medical consultations were held for employees during 2012, a 17% rise from 2011. We have had one new case of noise induced hearing loss, occurring at the Loulo site, and remedial action has been taken. We have a strict policy to protect those exposed to loud machinery. Any area where noise reaches over 85 decibels has personal protective equipment issued such as ‘ear protectors’ and operators are not allowed to work a shift longer than eight hours. There were no significant abnormalities identified by our biological and radiation monitoring in 2012. We are mindful that TB is on the increase globally and we had 14 new cases of TB across the group, over 70% of these at Kibali. We have strict procedures in place to rapidly quarantine patients when TB is detected and to test all those that have been in contact.

Fighting Malaria

Last year we spent more than $539,000 implementing our antimalarial program and distributed more than 5,780 impregnated mosquito nets to employees and community members. Our malaria incidence rate, which is the number of new cases of malaria as a proportion of our total employees, dropped from 69% to 62% in 2012. This is a significant achievement against a backdrop of difficult circumstances, particularly in Mali. Mali suffered its heaviest rainfall in 50 years, providing perfect breeding conditions for the mosquitoes and also experienced an increase in resistance to insecticide among its mosquito population.

After a high incidence rate at Tongon in Côte d’Ivoire last year, additional effort has been expended to fight the disease there and has resulted in the number of individual cases being reduced from 1,802 to 1,167. Malaria incidence at the Tongon mine has reduced from a 2010 baseline of 133% to 65% in 2012. Similar focus will be expended in Mali to combat the increased resistance in mosquitoes. We have reviewed the control program and will increase our control measures in 2013.

Despite the progress last year, almost one in three incidents (30.3%) of absenteeism across the group was caused by malaria.

Securing and developing skills

Our policies

Our human resources policies aim to optimize local talent and uses both formal and informal training to ensure we have access to the full range of skills needed to run a world class gold mining company. We prioritize recruitment from local communities and host nations and use psychometric testing at an early stage to identify people with the aptitude for skilled positions.

Both formal and informal training are crucial parts of our skills policy. Informal training such as shadow skills training, mentoring, apprenticeships and experiential action learning are the backbone of our training approach. Our approach is to set high standards of proficiency and to give employees real responsibility once those standards are met. Our formal training includes both on-site and off-site courses at academic institutions in our host countries and at leading international universities.

An important part of our philosophy is that we take a long term approach. We offer employees opportunities for career development and an ownership stake. We have a share scheme that rewards long term commitment, with shares offered on the basis of seniority, length of service and the continued delivery of clear output and performance targets. We believe that our genuinely meritocratic path to senior management is a successful motivator for employees.

Our performance

We, together with contractors, employed a total of 11,477 people in 2012, 92% of whom were nationals from our host countries In total 2,048 people were employed by the Randgold group and 9,429 by contractors. A total of 21 employees were retrenched from Morila during 2012, in accordance with the rightsizing strategy of the operation.

At December 31, 2012	Group Staff		Contractors
	Expats	Nationals	Expats	Nationals
Gounkoto	5	48	21	1,197
Morila	9	406	6	411
Loulo	68	532	209	2,057
Tongon	54	439	56	1,168
Kibali	22	159	423	3,881
Total operations	158	1,584	715	8,714
Corporate, capital and exploration	11	295	—	—
Total	169	1,879	715	8,714

The number of people receiving formal training increased by more than half in 2012, rising from 238 to 401, and our spending on formal training almost doubled: from over $463,000 in 2011 to more than $822,000 in 2012.

Formal training courses attended by our employees crossed many areas of competencies from management to metallurgy, electrical engineering to environmental law, computer literacy to compressor maintenance.

Informal training is fundamental to our business and almost all employees will have either received or been provided with some informal training during the year. Our training system and in country management system is now being put into practice at Kibali. All of middle management at the emerging Kibali mine are Congolese.

We offer attractive salary and allowances packages. Every salary varies dependent on job level, site and operation. However the package is usually at least 50% more than the local minimum wage. For example, a typical surface laborer on the Loulo site earns substantially more than the minimum wage of FCFA28 640 ($57) per month paid in Mali.

One senior member of staff at group level resigned during the past year. In line with our localization strategy, 23 positions previously held by expatriates at artisan and supervisor level were successfully localized across the group.

Industrial relations

Our policies

All our countries of operation are strongly unionized and have the right to freedom of association enshrined in law. However, it is not just because of the legal obligation that we encourage the role of unions at our mines: work stoppages on a typical operation could cost as much as $1 million per day in lost revenue and we see unions as an important part of building good relations with our workforce.

Our policy is to be fully transparent and engaged with our unions, and we hold meetings between mine management and union representatives at least once a month at all mine sites. Union representatives are also present in quarterly board meetings and privy to all the mine board’s decisions and information. In addition to constant engagement with the unions we also regularly communicate directly with the workforce through initiatives such as the general manager weekly safety meetings and the twice yearly mass meetings held by the chief executive officer with the general staff.

MLAs are the basis of our industrial relations policy. These are internal collective agreements signed with the unions at each mine and reviewed every three years. These frameworks complement national labor laws and set out the way each mine and union works in relation to detailed items such as salary increments or the parameters of acceptable behavior in a strike situation.

Our performance

We continued to have strong and friendly relations with all our union partners throughout the year, concluding 2012 with the signing of the latest MLAs at Tongon in December 2012.

There were three strikes at our operations in 2012, although none of these was related directly to our relationship with its permanent staff. At Loulo, our mining contractor experienced six days’ stoppage due to internal grievances within its workforce. This did not, however, affect production as the Loulo employees didn’t join the strike due to the good relations with mine management.

There was also a wildcat strike by a sub-contractor at Loulo in April 2012, due to the dismissal of a co-worker, but this did not lead to any loss of productivity. Finally, there was a week-long stoppage at Tongon earlier in the year, which was due to a national strike in Côte d’Ivoire.

Gender Diversity

Our policies

We have a clear and transparent non-discrimination policy as stipulated in relevant national laws and establishment agreements signed with trade unions at our operations. We strive to recruit and retain the best people, especially from the populations of the countries in which we operate.

We recognize that gender is a factor in recruiting a diverse and representative workforce and we measure the number of female employees we have in the workforce. There is no difference between salary scales for male and female employees. This is a particularly challenging area due to a number of cultural factors, not least that mining is a traditionally male-dominated industry that discourages women from applying for jobs in our countries of operation.

Our performance

In total, just 8% of our permanent workforce is female, slightly up on last year. At a corporate level, a significant number of senior positions are occupied by female employees including the group general manager for corporate communications, group financial manager and group business assurance manager. The most recent appointment to the board is Mrs. Jeanine Mabunda Lioko who is a serving member of the parliament of the DRC.

In order to help improve the levels of women in our workforce, and in the African mining sector more broadly, we supported initiatives in 2012 to raise awareness of the positive benefits of women taking jobs in the industry. For example, employees with daughters at university are encouraged to invite their daughters to gain experience at our mine sites during study leave. This can lead to future employment opportunities with the company upon graduation.

The company helped local women’s associations to mark International Women’s Day in 2012 and took pro-active action in July to ensure that women’s associations were represented on the Morila Local Development Committee.

Environmental Management

Our policies

Our approach to environmental management is guided by national regulation in each of our host countries and by the IFC Performance Standards on Environmental and Social Sustainability.

Initial environmental risks at each operation are identified in a baseline environmental impact assessment and this list of issues and controls is augmented over time as we identify new risks that require management, or as existing risks change or require different management interventions. Identification and management of risk is also an integral component of the ISO 14001 management system, which is one of the reasons we have chosen to implement the standard.

In addition to risk management, each site has an EMS to control day to day aspects of environmental management. All our currently operational mines, Loulo, Gounkoto, Tongon and Morila are now certified to the internationally recognized ISO 14001 environmental management standard. We have a strict policy to manage our handling of cyanide and use the internationally recognized Cyanide Code as a management standard in this area.

Our performance

Accidents and incidents

One of our key performance indicators is the number of environmental incidents at each site. As shown in the table below we record three types of environmental incidents and for the third year running we were able to report zero Class 1 (major) incidents.

There were 10 Class 2 (medium) incidents recorded at those mines operational in this period. Class 2 incidents that occurred and were acted on included fuel spillages, burst pipes and unnecessary bush clearing.

Minor Class 3 incidents reduced in number at the operational sites but with the inclusion of Kibali, remained constant for the group. It should be noted that we regard Class 3 incidents as an early warning reporting mechanism which, when attended to, can prevent more serious incidents from happening. Therefore an increase in this number can be a positive trend.

Environmental incidents

	Number of Class 1 incidents*			Number of class 2 incidents**			Number of Class 3 incidents***
at December 31	2012	2011	2010	2012	2011	2010	2012	2011	2010
Morila	—	—	—	—	—	—	2	2	11
Loulo	—	—	—	5	8	3	63	99	55
Gounkoto	—	—	—	2	—	—	18	—	—
Tongon	—	—	—	2	—	—	29	27	—
Kibali	—	—	—	1	—	—	15	—	—

Total	—	—	—	10	8	3	127	128	66

*	Major incident resulting in death or injury of people or destruction of community property or husbandry.
**	Medium incident involving material disruption to production or uncontrolled release of contaminated effluent outside the boundary fence of the operation.
***	Minor incident involving controlled or uncontrolled release of effluent or pollutants within the boundary of the operation.

We had no major fines for non-compliance during the year under review.

Energy and greenhouse gas emissions

Our policies

We have published a five-year strategy to reduce our use of fossil-fuel based power sources and enabling us to reduce costs, improve our security of supply and reduce CO2 emissions per production unit. Our target is to reduce all greenhouse gas emissions by 47% in efficiency terms by 2015.

We are using a wide range of methods to achieve this target, many of which are site specific. The main methods in our approach are the increased use of hydropower, including the construction of new hydroelectric power plants for Kibali; efficiency measures such as the introduction of lower revving generators and solar powered pumps at Loulo and the transfer from diesel-based power generation to the hydroelectric and natural gas powered national grid at Tongon. We also work with employees to encourage more energy efficient behavior through initiatives such as our ‘switching off the switches’ campaign.

Our performance

Despite a number of positive developments at individual sites, we did not meet our corporate targets for overall energy use or efficiency in 2012, due largely to the supply problems at Tongon explained below.

The group’s overall energy consumption increased from 386,917MWh in 2011 to 448,632MWh in 2012, and energy efficiency decreased slightly last year from 34.76kWh per production unit (a tonne of ore milled) to 36.7kWh per unit. This increase led to a rise in greenhouse gas emissions for the year to 535,598 tonnes of carbon dioxide or equivalent. Our emission intensity, that is the amount of greenhouse gas per production unit, also rose although the amount of carbon dioxide or equivalent emitted per $1,000 of profit has reduced from over 3,500 tonnes in 2009 to 1,048 tonnes in 2012.

A major factor behind these unplanned increases has been grid power supply problems at the Tongon mine, following its connection to the Ivorian national grid in December 2011. Tongon suffered from a series of grid power outages in 2012, meaning that diesel-powered back-up generators were frequently in use. We took steps to stabilize the power supply including the installation of a new capacitor bank and five additional generator sets, as well as a reconfiguration of the powerhouse feeder arrangement. We are working with Compagnie Ivoirienne d’Electricité, the Ivorian electricity supplier, to stabilize the grid as well as effecting improvements to warning systems and offering management training. This process has been helped by a government budget passed in the autumn of 2012, which includes provisions to rebuild the country’s energy infrastructure.

Despite the setbacks at Tongon, we are encouraged by energy efficiency progress at other sites. During 2012, we identified several power saving opportunities at Loulo that have been formed into a wide-ranging energy efficiency program currently being implemented. It is estimated that these measures can result in a reduction of diesel usage per kilowatt generated from 0.25l/kW to 0.23l/kW, representing an 8% improvement, and cost savings of up to $800,000 per month. The design and construction of the 20MW Nzoro hydropower station adjacent to the Kibali River, continued at pace in 2012 and will be a major contribution towards achieving our 2015 emissions targets.

We are committed to transparency in our environmental management and our reporting on emissions and energy use continued to improve in 2012. We were ranked in the top 20% of responders for disclosure and data management to the CDP and have moved from annual accounting of CDP measures to a monthly approach.

Water management

Our policies

Water is often called ‘blue gold’ and, as a precious and sometimes scarce resource, we endeavor to use it as efficiently as possible while ensuring that our activities do not pollute water sources. The context for each mine varies, for example Loulo is near to a very large river, Morila has off-channel water storage and Tongon has a number of very large water storage facilities. Rainfall at each site also varies. At each mine we have strict permits around water discharge, abstraction and pollution agreed with all national authorities and our water management policy aims to keep well within those limits. A central pillar of our policy is to maximize the use of recycled water for mining and processing. At our existing operations we have a three year target to return 80% of grey water to processing plants, and a five year target to return 85%. We are committed to minimizing seepage from TSFs. We outsource the management and construction of these facilities to a specialist company, with monitoring of stability and water levels on the TSFs conducted by an independent consulting engineer.

Our performance

The company’s water use stayed successfully within the boundaries of its permitted arrangements with authorities throughout the year. The group’s overall water consumption for 2012 increased in line with production from 12,251ML across four operational sites in 2011 to 19,599ML in 2012 across five operational sites. Water withdrawal efficiency improved from 1.10m3/t in 2011 to 0.5m3/t in 2012.

Of this amount, 10,371ML was freshwater off take, less than the 12,251ML of fresh water needed in 2011, due to successfully increasing usage of recycled water. New pumps and improved pipelines helped increase use of recycled water on some sites. Morila and Tongon both achieved the targeted use of 85% recycled water while Loulo improved to over 65%.

During 2012, we began recalculating the water balances for all our operations in order to obtain a better understanding of all water inputs and outputs and improve our water management. To assist us in the water balance process, we have installed flow meters at critical points and, based on the data we receive, will revisit our water management plans. This process is due to be completed during 2013.

Land Management and biodiversity

Our policies

Maintaining biodiversity is vital for ensuring the ongoing provision of the ecosystem services we rely on, such as production of clean water, prevention of erosion, carbon storage and clean air.

We therefore take a proactive approach to land and biodiversity management, and have a policy of constant rehabilitation while a mine is operational. We use baseline surveys and satellite imagery to monitor changes in vegetation cover and measure affected areas as a result of mining activities.

Dump and TSF rehabilitation is conducted on a planned basis depending on which areas are active and which are not. Slopes are sculpted to the correct angles for stability, covered with topsoil and then planted with indigenous grasses and trees, in line with IFC standards. This has the benefit of erosion control and mitigates dust pollution. Where possible we align our land rehabilitation efforts closely with our closure planning.

We have an active policy on waste management and aim to recycle as much material as possible. All our mines have waste management plans that cover the sorting and recycling of a range of materials. Sorting of domestic and metal waste takes place at all mines and often involves small community based enterprises which are able to extract value from the waste generated. Hydrocarbon waste collection, primarily used oil, is outsourced to reputable service providers who remove the material from the sites. No waste deemed hazardous under the Basel Convention is transported, exported, imported or treated by us.

Our performance

During 2012, a total of 153.4 hectares of land was rehabilitated. With the exception of Morila, which is preparing for closure, all our mines are at a relatively early stage in life and therefore the proportion of our total land being prepared for rehabilitation is small. In total, we have 6,732,278 tonnes of overburden, rock and tailings which require rehabilitation.

One of the major steps forward in 2012 was the introduction of a new corporate biodiversity policy approved by the board, which ensures that those areas within the mining right area that are not disturbed are managed so that their biodiversity is conserved. We are introducing Biodiversity Action Plans (“BAPs”) at all sites to make sure the policy is implemented. In 2012, BAPs were put in place at Morila and Loulo; with a plan for Tongon due to be compiled in early 2013. These integrated plans delineate habitats and land uses for the mining right area with accompanying actions for the different areas based on the land use and habitat type. The plans are a synthesis of existing specialist reports and learnings from existing environmental management measures and aim to define an efficient and coherent strategy to be implemented by Randgold’s environmental management teams. During the year, training of mine personnel to implement the plans was completed at Morila and Loulo. In anticipation of the 2013 BAP, mining personnel from Tongon were also included in the training.

As part of the Morila closure plan we have taken steps this year to ensure the agribusiness strategy is closely integrated with the land rehabilitation plans. For example, plans have been put in place to include commercial crops such as mango trees in the rehabilitation of waste dumps. Long term investigations will also be undertaken to determine the potential to grow crops on the footprint of the reprocessed tailings facility once this area becomes available.

Towards the end of 2012, we began discussions with the African Parks Network on ways to promote conservation at the Garamba National Park in the DRC. It is possible that where land on our mines cannot be rehabilitated, we could agree to a biodiversity offset project that creates a new conservation area which otherwise would not exist, and which has long term ecological value.

Air quality

Our policies

Our main priority in relation to air quality is the management of dust pollution or fallout. Dust is generated from roads, TSFs, waste rock dumps, the crushers and the plant and levels of dust pollution can be exacerbated by the generally dry conditions in West Africa and dust roads that are used on some sites. In Mali and Côte d’Ivoire, the dry season is very dusty, exacerbated by the harmattan which blows dust south from the Sahara. During this period it is very difficult to manage dust pollution. We recognize that dust pollution causes discomfort for people and livestock and have an active policy of measuring and managing the amount of dust pollution on our sites.

Our performance

In order to manage dust pollution we have built an extensive monitoring program comprised of dust buckets located across the mining right areas as well as in neighboring settlements. Particulate emissions are monitored, recorded and reported to the relevant authorities.

Our efforts to manage dust include rehabilitating waste rock dumps and disturbed areas. Haul and other roads are sprayed with water or sprayed with dust-a-side or molasses to bind the dust and prevent pollution. In the plant and at the crushers, water sprayers help to minimize dust generated. We complied with all local air quality standards in 2012.

MARKETING

We derive the majority of our income from the sale of gold produced by Morila, Loulo, Gounkoto and Tongon in the form of doré, which we sell under agreement to a refinery. Under these agreements, we receive the ruling gold price on the day after dispatch, less refining and freight costs, for the gold content of the doré gold. We have only one customer with whom we have an agreement to sell all of our gold production. The “customer” is chosen periodically on a tender basis from a selected pool of accredited refineries and international banks to ensure competitive refining and freight costs. Unlike other precious metal producers, gold mines do not compete to sell their product given that the price is not controlled by the producers.

PROPERTY

Our active mining areas comprise of the Morila mining permit of 200km2, the Loulo mining permit of 263km2, the Gounkoto mining permit of 100km2, the Tongon mine located within the 751km2 Nielle exploitation permit and the Kibali project located within the 10 mining permits which make up the Kibali project and cover 1836km2. Our exploration permits are described under the subheading “Mineral Rights and Permits” in this report.

We also lease offices in Abidjan, Bamako, Dakar, Entebbe, Jersey, Johannesburg, Kinshasa, London and Ouagadougou.

LEGAL PROCEEDINGS

As at December 31, 2012, the group had received claims for various taxes from the State of Mali totaling $86.2 million, in respect of the Loulo, Gounkoto and Morila mines. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for such disputes in Mali. Both companies have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable for the companies and allow for international arbitration in the event that a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. However, it may be necessary to instigate arbitration proceedings to resolve these disputes.

In August 2004, we entered into a fixed lump sum turnkey contract (“MDM Contract”) for $63 million for the design, supply, construction and commissioning of the Loulo processing plant and infrastructure with MDM Ferroman (Pty) Ltd, or MDM. At the end of 2005, we determined that MDM was unable to perform its obligations under the MDM Contract, and we sought to recover certain amounts from MDM of which the sum of $1.1 million is currently owing and we believe this amount is recoverable in respect of legal actions still outstanding.

Other than as disclosed above we are not party to any material legal or arbitration proceedings, nor is any of our property the subject of pending material legal proceedings.

HEALTH AND SAFETY REGULATIONS

Mali

The primary laws, regulations and standards governing Safety and Health in our Malian operations are as follows:

•	Law 1992-020 Code du travail (the “Labor Code”);

•	Ordonnance No. 99-032 le code minier, Ordonnance 200-013 le code minier modifications 2000 (the “Mining Code”);

•	Decree No. 91-278 / PM-RM Approving the Establishment Agreement Covering Research and Mining in the Republic of Mali (the “Decree”);

•	Code de la Sécurité (“INPS—Institut National de Prévoyance Sociale”);

•	Sécurité Sociale du Mali (“Social Security Code”); and

•	Convention Collective (“National Collective Agreement for the Mining Industry”).

Labor Code

The Labor Code provides generally for the following:

•	General provision for protection, prevention and hygiene;

•	Dangerous goods handling;

•	Employer responsibility regarding safety and health (implementation of safety system);

•	Labor inspector duty (control of employer safety system);

•	Injury notification to Labour Inspector within 48 hours;

•	Requirement to ensure medical service on site;

•	Medical leave (up to 12 months) and medical separation compensation; and

•	Establishment of a Joint Management and employees health and safety committee.

Mining Code

The Mining Code provides generally for an Occupational Health and Safety Committee (Joint management and employee safety committee), Personal Protective Equipment or PPE, safety guide, emergency procedure, means of education and sensitization, employees obligation regarding occupational health.

The Decree

The Decree provides generally for the following:

•	Must carry out research or mining work to ensure the safety and health of the public;

•

Must inform the local administrative authorities and the Director in the event of a fatal accident or serious injury or any natural phenomenon which may have an adverse effect on the safety of the area, the safety and hygiene of the personnel or conservation of the mine, neighboring mines or public roads; and

•

In the case of imminent danger or an accident, the local administrative authorities and the Director may requisition the necessary material and personnel to alleviate the danger, at the expense of the mining company.

Code de la Sécurité (INPS – Institut National de Prévoyance Sociale)

The Code de la Sécurité provides generally for the following:

•	Requirement to have medical service on work site for occupational health and primary health care purposes;

•	Requirement for pre-employment medical check;

•	Requirement for periodical medical check of employees;

•	Requirement for general hygiene (ablutions, change house, potable water, workplace);

•	Protection against injury, environmental pollutants, occupational disease);

•	Ergonomic conditions;

•	Notification of occupational disease to the employer by the occupational health practitioner;

•	Requirement for first aid training for one employee per section of work or shift;

•	Requirement for compensation in case of debilitating injury, occupational disease;

•	Requirement for notifying injury and or occupational disease to INPS/Labor inspection; and

•	Redeployment of employee following injury and/or occupational disease.

Morila, Loulo and Gounkoto have a Hygiene and Security Committee made up of elected labor and specialist management representatives, as outlined in the respective labor code. This committee designates, from its members, a consultative technical sub-committee charged with the elaboration and application of a concerted policy of improvement of health and security conditions at work. Its composition, attributions and operational modalities are determined by legal provisions and regulations.

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

Côte d’Ivoire

The primary laws, regulations and standards governing Safety and Health in our Côte d’Ivoire operations is the Mining Code (95-553) of July 15, 1995.

The Mining Code provides generally for the following:

•	Any individual or legal entity carrying out works for prospecting or mining mineral substances is required to undertake such works in a way that the safety of the people and goods is assured;

•	Must adopt and comply with internal regulations concerning safety and specific hygiene measures, subject to approval by the Mining Authority;

•	Any accident in a mine or quarry or in their dependencies and any identified cause of accident must be reported to the Mining Authority as soon as possible; and

•

In case of impending danger or accident in a mine, mining engineers and other authorized agents of the Mining Authority must take all necessary measures, at the expense of the individual or legal entity, to stop the danger and prevent it from occurring again.

DRC

The Mining Code, Law No. 007/2002 signed into law on July 11, 2002, and its ancillary Mining Regulation, adopted in 2003, is the primary statute forming the legal basis for mining activities in the DRC. Articles relating to social and environmental impact studies are listed below:

Key Environmental Legislation in the DRC by aspect General environment

•	Arrêté Ministériel No. 043 of December 8, 2006 and No. 08 of April 3, 2007

•	Ordinance No. 07/018 of May 16, 2007

Soils and land use

•	Article 28 (Topography, Geology and Land Use) from Chapter II of Schedule IX, Mining Regulations, Decree No. 038/2003 of March 26, 2003

•	Article 75 (Dead Ground Management) of Chapter V of Schedule IX, Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

Water

•	Decree of May 6, 1952 on water

•	Ordinance 52-443 of December 21, 1952

•	Regulation on lake and watercourse contamination and pollution of July 1, 1914

•	Article 30 to 33 from Chapter II of Schedule IX, Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

•	Articles 53 to 74 of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

Climate and air quality

•	Article 29 (Climate and Air Quality) of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

•	Articles 49 to 52 of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

Biodiversity and protected areas

•	Forest Code (Law 011 2002 of 28 May 2002)

•	Regulation No. 69-041 of 22 August 1969

•	Regulation No. 79-244 of 16 October 1997 (Amended 1995 and 1996)

•	Law No. 75-023 of July 22, 1975 and Regulation No. 78-190 of May 5, 1978

•	Articles 34 to 37 (Biological Environment) of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

•	Schedule XII of the Mining Regulations, Decree no. 038 / 2003 of March 26, 2003

Noise and vibrations

•	Schedule XIII of the Mining Regulations, Articles 1 to 6

•	Articles 46 to 48 from Chapter II of Schedule IX, Mining Regulations, Decree No. 038/2003 of March 26, 2003

Cultural heritage

•	Ordinance 70-089 of 11 March 1970

•	Ordinance 71-016 of 15 March 1971

•	Article 46 of the Constitution of the DRC of February 18, 2006

•	Articles 205 and 206 of the Mining Code and Regulations

Resettlement

•	Code Foncier Immobilier et Régime des Sûretés, April 5, 2006

Artisanal mining

•	Articles 223, 224, 232, 233, 416, 417 and 575 of the Mining Regulations, Decree No. 038/2003 of March 26, 2004

Mining code

Mining articles which were taken into account for the Kibali mining project include the following:

•

Article 15 of the DRC Mining Code confers the responsibility on the Department in charge of Protection of the Environment, within the Ministry of Mines, in conjunction with other government departments, of environmental protection including the technical evaluation of the EIS and EMP of the project and the Mitigation and Rehabilitation Plan (“MRP”). The Mining Code is supported by the mining regulations.

•	Article 42 requires that, and provides the framework within which, the EIS and EMP for a new mining right is evaluated.

•

Article 50 defines the scope of a mineral exploration license. The undertaking of exploitation activities on an exploration permit is prohibited. The holder of an exploration license, however, has the exclusive right to apply for the conversion to an exploitation license during the validity period of the exploration license.

•

Article 69 requires that an applicant for an exploitation permit submits an EIS and EMP for the project and approval of said documents are required for granting of the exploitation license in terms of article 71.

•	Article 277 regulates works required between adjacent mines, and should such works be required, the title owners cannot object to them and payment of costs will be pro-rata.

•

Article 279 stipulates the restrictions on the occupation of land and requires consent before any area within 180m from temporary or permanently occupied buildings, 45m from ploughed land and 90m from land used for breeding cattle or with a reservoir; dam or private water reserve is occupied.

•	Compensation for use of the land is regulated by articles 280 and 281.

•	Article 283 determines the authorized activities within the exploitation right and adjacent areas.

•	Article 294 allows for the confiscation of the provision for rehabilitation by the court should the owner fail to adhere to the provisions of the EMPP at completion of the exploitation works.

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

We are progressing with the implementation of occupational health and safety assessment series OHSAS 18001 at all of our operations as part of our health and safety strategy to continuously improve safety in our operations. Our mines at Morila and Loulo received OHSAS 18001 certification in 2012. Gounkoto and Tongon’s applications are due to be finalized mid-2013. We are targeting that all operating mines are certified by mid-2013.

See “Social Responsibility and Environmental Sustainability.”

C. ORGANIZATIONAL STRUCTURE

The following table identifies our subsidiaries and joint ventures and our percentage ownership in each subsidiary or joint venture:

Countries of Incorporation Name of Company	% effective ownership
Jersey
Randgold Resources Limited	—
Randgold Resources (Burkina) Limited	100
Randgold Resources (Côte d’Ivoire) Limited	100
Randgold Resources (Kibali) Limited	100
Randgold Resources (DRC) Limited	100
Randgold Resources (Secretaries) Limited	100
Randgold Resources (Mali) Limited	100
Randgold Resources (Senegal) Limited	100
Randgold Resources (Somilo) Limited	100
Randgold Resources T1 Limited	100
Randgold Resources T2 Limited	100
Randgold Resources (Gounkoto) Limited	100
Mining Investments (Jersey) Limited	100
Morila Limited	50
Moto (Jersey) 1 Limited	50
Moto (Jersey) 2 Limited	50
RAL 1 Limited	50
Kibali (Jersey) Limited	50
Kibali 2 (Jersey) Limited	50
Kibali Services Limited	50
KAS 1 Limited	25
Australia
Moto Goldmines Australia (Pty) Limited	50
Border Energy (Pty) Limited	50
Westmount Resources NL	50
Border Resources NL	50
Burkina Faso
Randgold Resources Burkina Faso SARL	100
Canada
Moto Goldmines Limited	50
0858065 BC Limited	50
Côte d’Ivoire
Randgold Resources (Côte d’Ivoire) SARL	100
Société des Mines de Tongon SA	89
Democratic Republic of Congo
Kibali Goldmines SPRL	45
Amani Gold SPRL	50
Blue Rose SPRL	50
Gorumba Mining SPRL	50
Rambi Mining SPRL	50
Randgold Resources Congo SPRL	100
Tangold SPRL	50
Mali
Randgold Resources Mali SARL	100
Société des Mines de Morila SA	40
Société des Mines de Loulo SA	80
Kankou Moussa SARL	75
Société des Mines de Gounkoto SA	80
South Africa
Seven Bridges Trading 14 Pty Limited	100
Tanzania
Randgold Resources Tanzania (T) Limited	100
The Netherlands
Kibali Cooperatief UA	50
Uganda
Border Energy East Africa (Pty) Limited	50
United Kingdom
Randgold Resources (UK) Limited	100

D. PROPERTY, PLANT AND EQUIPMENT

For a discussion of our principal properties, including mining rights and permits, see “PART I. Item 4. Information on the Company – A. History and Development of the Company” and “PART I. Item 4. Information on the Company – B. Business Overview”. We have all material legal rights necessary to entitle us to exploit such deposits over the remaining life of mines which are estimated in respect of the Morila mine in Mali to 2021, Loulo in Mali to 2027, Tongon in Côte d’Ivoire to 2021, Gounkoto in Mali to 2026 and Kibali in DRC to 2031.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “PART I. Item 3. Key Information – D. Risk Factors” in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

General

We earn substantially all of our revenues in US dollars and a large proportion of our costs are denominated or based in US dollars. We also have South African Rand, Euro, Communauté Financière Africaine franc, Congolese franc and Pound Sterling denominated costs, which are primarily wages and material purchases. A large portion of our capital commitments for 2013 are denominated in South African Rand and Euros and relate to the Kibali project.

Impact of Malian, Côte d’Ivoire and DRC Economic and Political Environment

We are a Jersey incorporated company and are subject to income tax at a rate of zero percent in Jersey. Our current significant operations are located in Mali, Côte d’Ivoire and the DRC and are therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Mali, Côte d’Ivoire and the DRC as discussed under “PART I. Item 3. Key Information – D. Risk Factors – Risks Relating to Our Operations”.

Impact of Favorable Tax Treaties

We are subject to corporate tax at a rate of zero percent in Jersey. Société des Mines de Loulo SA benefited from a five year tax holiday until November 7, 2010. Société des Mines de Tongon SA also benefits from a five year tax holiday in Côte d’Ivoire which commenced on December 1, 2010. The Gounkoto convention was signed in March 2012. In terms of this convention Gounkoto will enjoy an initial corporate tax exoneration of two years, with an opportunity to extend this to five years in the event of further investment such as an underground mine as discussed under “PART I. Item 3. Key Information – D. Risk Factors – Risks Relating to Our Operations”. The benefit of the tax holidays to the group was to increase its net profit by $110.5 million, $116.9 million and $30.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Under Malian tax law, income tax is based on the greater of 30% of taxable income or 0.75% of gross revenue (the tax rate having reduced from 35% previously to 30%, applied retrospectively). Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue.

The Morila, Loulo, Tongon and Gounkoto operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2012, 2011 and 2010 respectively, for deduction against future mining income. Moto Goldmines Limited and Kibali Goldmines SPRL have estimated non-capital tax losses and unredeemed capital allowances carried forward amounted to $46.1 million (2011: $15.8 million) (2010: $18.6 million). No deferred tax asset is recognized given the uncertainty over utilization of the losses.

Revenues

Substantially all of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we have no control. See “PART I. Item 3. Key Information – D. Risk Factors – Risks Relating to Our Operations – The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold which in the past has fluctuated widely”.

We have in previous years followed a hedging strategy the aim of which is to secure a minimum price which is sufficient to protect us in periods of significant capital expenditure and debt finance, while at the same time allowing significant exposure to the spot gold price. Accordingly, we have previously made use of hedging arrangements. Under the terms of the Morila project loan, we were required to hedge 50% of approximately 36% of Morila’s first 5 years of production. The last remaining hedges were closed out during 2004.

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

Our Realized Gold Price

The following table sets out the average, high and low afternoon London Bullion Market fixing price of gold and our average US dollar realized gold price during the years ended December 31, 2012, 2011 and 2010.

	Year Ended December 31,
	2012		2011		2010
Average	1,669		1,572		1,224
High	1,792		1,895		1,421
Low	1,540		1,319		1,058
Average realized gold price	1,652	(1)	1,574	(1)	1,180	(1)

(1)	Our average realized gold price differs from the average gold price as a result of the timing of our gold deliveries for each year and different realized prices achieved on the hedge book for 2010.

Costs and Expenses

Our operations currently comprise four operations. Mining operations at Loulo, Gounkoto and Tongon are being conducted by contractors and managed by the company. Morila is currently processing stockpiles only as mining ceased in April 2009. Milling operations are undertaken by the group’s own employees. Total cash costs in the year ended December 31, 2012, as defined by guidance issued by the Gold Institute, made up approximately 77% of total costs and expenses and comprised mainly mining and milling costs, including labor and consumable stores costs. Consumable stores costs include diesel and reagent costs. Contractor costs represented 44% of total cash costs, with diesel and reagent costs making up 26% of total cash costs. Direct labor costs accounted for approximately 5% of total cash costs. For a definition of total cash costs, please refer to “PART I. Item 3. – Key Information.”

The price of diesel for the Loulo, Gounkoto, Morila and Tongon operations increased from 2011 to 2012. Should prices increase further, this could significantly impact total cash costs mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet. A significant portion of the costs at Loulo, Gounkoto, Tongon and Morila are denominated in CFA, which has a fixed exchange rate to the Euro. Therefore, costs are exposed to fluctuations in the Euro/dollar exchange rate. The Euro/dollar exchange rate was lower in 2012, compared to 2011. The remainder of our total costs and expenses consists primarily of amortization and depreciation, exploration costs, exchange losses, interest expense and general administration or corporate charges.

Looking Forward

The past year saw another step-up in production across the group resulting in production increasing by 14% to 794,844oz. Looking ahead, the group continues to forecast an increasing production profile over the next five years. In 2013, the group forecast production is estimated at 900,000 to 950,000oz which is a 13% increase over 2012 at the lower end of the range. The grade of the ore mined is expected to increase relatively steadily throughout the year and as such each successive quarter should be slightly higher than the previous quarter.

Management is targeting total cash cost per ounce for the group, after royalties, of between $700/oz and $750/oz for 2013, assuming current prevailing gold and oil prices and Euro-dollar exchange rates, which have a significant impact on operating costs. Continued growth in production over the next five years is forecast from increasing grades at the Loulo-Gounkoto complex, with Kibali adding to production in 2014.

Given the company’s historical exploration success, exploration expenditure is expected to remain consistent in the coming year. Significant capital expenditure will be incurred across the group during the year as part of its planned growth in production, especially on the Kibali gold project in the DRC of approximately $750 million (100% of project), and the ongoing development of the underground mines at Loulo where total capital at the Loulo-Gounkoto complex is forecast at $230 million. Project and sustaining capital at Tongon, including a crusher upgrade and gravity concentration circuit is estimated at $30 million, and $35 million at Morila, including $28 million of preproduction costs in respect of the Pit 4S pushback. Total group capital expenditure for 2013 is expected to be approximately $670 million.

We continue to maintain our focus on organic growth through discovery and development of world class orebodies, and have a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, management routinely reviews corporate and asset acquisition opportunities, focused on gold in Africa.

Critical Accounting Policies

Our significant accounting policies are more fully described in note 2 and note 3 to our consolidated financial statements. Some of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. Refer to note 3 of our consolidated financial statements for disclosure of critical accounting estimates and judgments. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources. The audit committee considered and approved the key estimates and accounting policies.

Management believes the following critical accounting policies, among others, affect the more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance.

Joint Venture Accounting

We account for our investment in joint ventures by incorporating our proportionate share of the joint ventures’ assets, liabilities, income, expenses and cash flows in the consolidated financial statements under appropriate headings. With effect from reporting periods starting January 1, 2013, the group’s share of joint ventures will be accounted for using the equity method rather than proportionately consolidated, from the beginning of the earliest period presented (January 1, 2011). The group’s share of its joint ventures will be disclosed as a single line item as ‘investments in equity accounted joint ventures’ on the consolidated statement of financial position measured at the aggregate of the carrying amounts of the assets and liabilities that had previously proportionately consolidated, with the movement in its share of the net assets being accounted for in the statement of comprehensive income as ‘share of the post tax profits/losses of equity accounted joint ventures’. In the consolidated cash flow statement, the group’s cash flows from the joint ventures will be disclosed separately. Refer to the details below under “Recent accounting pronouncements” for further details.

Depreciation and Amortization of Mining Assets

There are several methods for calculating depreciation, i.e. the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method using proven and probable reserves is the best indication of plant and infrastructure usage. Depreciation and amortization charges are therefore calculated using the units of production method and are based on tonnes processed through the plant as a percentage of total expected tonnes to be processed over the lives of our mines. A unit is considered to be produced at the time it is physically removed from the mine. The lives of the mines are based on proven and probable reserves as determined in accordance with the Securities and Exchange Commission’s industry guide number 7. The estimates of the total expected future lives of our mines could be materially different from the actual amounts of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining our mineral reserves. These factors could include: (i) an expansion of proven and probable reserves through exploration activities; (ii) differences between estimated and actual cash costs of mining, due to differences in grade, metal recovery rates and foreign currency exchange rates; and (iii) differences between actual gold prices and gold price assumptions used in the estimation of reserves. Such changes in reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine, which in turn is limited to the life of the proven and probable reserves. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortization charges.

Valuation of Long-Lived Assets

Management compares the carrying amounts of property, plant and equipment to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. In determining if the asset can be recovered, we compare the recoverable amount to the carrying amount. If the carrying amount exceeds the recoverable amount, we will record an impairment charge in profit or loss to write down the asset to the recoverable amount. The recoverable amount is assessed by reference to the higher of “value in use” (being the net present value of expected future cash flows of the relevant case generating unit) and “fair value less cost to sell.” To determine the value in use amount, management makes its best estimate of the future pre-tax cash inflows that will be obtained each year over the life of the mine and discounts the cash flow by a pre-tax discount rate that is based on the time value of money adjusted for the risk associated with the applicable project, and the forecasts use conservative gold prices. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of future cash flows from other asset groups. With the exception of mine-related exploration potential, all assets at a particular operation are considered together for purposes of estimating future cash flows.

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

The net present value of current rehabilitation estimates have been discounted to their present value at 2.5% per annum (2011: 2.5%) being the prevailing risk free interest rate. Expenditure is generally expected to be incurred at the end of the respective mine lives. The Morila rehabilitation estimate at December 31, 2012 includes the impact of the approved TSF retreatment program, which extends the asset’s life and changes its cost profile. For further information, including the carrying amounts of the liabilities, refer to note 15 of the financial statements included in this Annual Report. A 1% decrease in the discount rate on the group’s rehabilitation estimates would result in an increase of $6.6 million (2011: $4.2 million) on the provision for environmental rehabilitation and associated asset, and a decrease of $0.4 million (2011: $0.4 million) on the statement of comprehensive income.

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

Exploration and evaluation expenditure on greenfield sites, being those where we do not have any mineral deposits which are already being mined or developed, is expensed until such time as our directors have sufficient information to determine that future economic benefits are probable, after which the expenditure is capitalized as a mine development cost. The information required by directors is typically a feasibility study, however, a prefeasibility study may be deemed to be sufficient where the additional work required to prepare a feasibility study is not significant.

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

TVA

Included in trade and other receivables are taxation debtor receivables of $119.7 million, consisting primarily of recoverable TVA balances owing by the fiscal authorities in Mali and the DRC. In Mali, the TVA owing is being offset against other tax owing to the State, as allowed for in the relevant mining conventions, although the group remains entitled to recovery in cash under statute. Profit forecasts for the mine, using approved budgets and mine plans, support recovery of the balance through such offsetting by 2015, if necessary, although recovery through payment and offsetting is anticipated within twelve months. We are following the relevant process in the DRC to recoup the VAT balances owing in that country. We are also continuing to engage with authorities in both countries to accelerate the repayment of the outstanding VAT balances.

Corporation tax claims

The group discloses contingent liabilities when possible obligations exist as a result of past events, unless the possible outflows of economic benefits as a result of the past event are considered remote. By their nature, contingencies will often only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In certain circumstances, to provide transparency, the group voluntarily elects to disclose information regarding claims for which any outflow of economic benefit is considered remote.

The group had received claims for various taxes from the State of Mali totalling $86.2 million, in respect of the Loulo, Gounkoto and Morila mines. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. The companies have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. An outflow of economic benefit is considered remote and no provision is being made for the claim amount.

Gold price assumptions

The following gold prices were used in the mineral reserves optimization calculations:

US$/oz	2012	2011
Morila	1,000	1,000
Loulo: open pit	1,000	1,000
Loulo: underground	1,000	1,000
Tongon	1,000	1,000
Kibali	1,000	1,000
Massawa	1,000	1,000
Gounkoto	1,000	1,000

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

Share-based payments

The fair value of the employee services received in exchange for the grant of options, restricted shares, or participation in the group’s Co-Investment Plan is recognized as an expense over the relevant vesting period. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options, restricted shares and Co-Investment Plan awards determined at the grant date, including any market performance conditions (for example, the correlation used between the HSBC Global Gold Index and the company TSR) and excluding the impact of any service and non-market performance vesting conditions (for example profitability, reserve growth targets and remaining an employee of the entity over a specified time period). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of shares that the employee will ultimately receive. This estimate is revised at each statement of financial position date and the difference is charged or credited to the Statement of Comprehensive Income, with a corresponding adjustment to equity. Market performance conditions are included in the fair value assumptions on the grant date with no subsequent adjustment. The proceeds received on exercise of the options net of any directly attributable transaction costs are credited to equity. When the options are exercised, the company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. Transfers are made between other reserves and share premium when options are exercised and shares vest.

Mineral properties

Mineral properties acquired are recognized at fair value at the acquisition date. Mineral properties are tested annually for impairment on the same basis that property, plant and equipment are when there is an indication of impairment. Mineral properties will be amortized on a units of production basis when the related mine commences production.

Stockpiles, gold in process and product inventories

Inventories include ore stockpiles, gold in process and supplies and spares and are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold inventories include all mining costs incurred up until production of an ounce of gold such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties. Net realizable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete production and bring the product to sale. All stockpile grades are currently being processed and all ore is expected to be fully processed.

The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. Ore tonnes contained in the stockpile which exceeds the annual tonnes to be milled as per the mine plan within the year, are classified as non-current in the statement of financial position (when relevant).

Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items. Consumable stock for which the group has substantially all the risks and rewards of ownership are brought onto the statement of financial position as current assets.

Post production open cast mine stripping

Following the adoption of IFRIC 20, the group capitalizes costs, associated with stripping activity, to expose the ore body, within mining assets. The group subsequently depreciates the asset as that section of the ore body is mined. This requires judgment over the eligible costs and the relevant section of the ore block for depreciation.

Accounting for Gounkoto priority dividend

Following the conclusion of a new mining convention with the State of Mali in respect of the Gounkoto mine, a liability payable to the non-controlling interest is being accrued within trade and other payables as profit arises, based upon 10% of profits of Société des Mines de Gounkoto SA in accordance with the mining convention and mining code.

An equivalent amount receivable is being recognized within trade and other receivables, as the priority dividend is deducted from future dividend payments. The directors consider the asset to be recoverable based upon cash flows, profitability and expectation of future dividends from Gounkoto.

Recent accounting pronouncements

The group has adopted the following changes, standards and amendments to standards and interpretations which are effective for the first time this year. The impact is shown below:

Change in accounting policy—Production phase stripping costs

The group changed its accounting policy on stripping costs in the production-phase of opencast mining effective January 1, 2012. As such, all eligible production-phase deferred stripping (the process of removing waste from a surface mine in order to gain access to mineral deposits) costs associated with a stripping campaign are capitalized and depreciated over the life of the relevant section of the orebody on a tonnes milled basis. This is in line with the recently issued IFRIC 20 which endeavors to standardize reporting across the mining industry, which the group adopted early following its recent endorsement by the EU in 2012. IFRIC 20 requires that, to the extent that the benefit from the stripping activity is realized in the form of inventory produced, the directly attributable costs of that activity should be treated as ore stockpile inventory. To the extent that the benefit is the improved access to ore, the directly attributable costs are treated as a non-current ‘stripping activity asset’. All stripping costs incurred since January 1, 2010 have been capitalized to the related asset in the relevant year.

IFRIC 20 includes transitional provisions which permit the group to capitalize eligible costs incurred from the start of the earliest period presented, which is January 1, 2010 for this Form 20-F filing for 2012. Total eligible production-phase stripping costs of $12.1 million were incurred in the fourth quarter of 2011, relating to the Yalea South pushback, and have now been capitalized.

The capitalized stripping costs have been depreciated on a unit of production basis, over the expected useful life of the Yalea orebody and depreciation began in July 2012, in line with the mine plan. No other production-phase stripping costs were incurred between January 1, 2010 and September 30, 2011. Accordingly, no third statement of financial position is presented at January 1, 2011 and there is no restatement of the 2010 results.

Loulo (and therefore the Loulo-Gounkoto complex as well) was the only mine affected by the restatement which affects applies only to comparative figures and includes fourth quarter 2011. In line with IFRIC 20, the company’s 2012 results now include a restatement of the 2011 year.

IMPACT OF IFRIC 20 $000	12 months ended December 31, 2011
Income statement
Decrease in mine production costs	12,100
Increase in income tax expenses	3,630
Increase in net profit	8,470
Statement of Financial Position
Increase in retained earnings	6,776
Increase in non-controlling interests	1,694
Increase in property, plant and equipment	12,100
Increase in deferred tax	3,630
Earnings per share
Increase in basic earnings per share (cents per share)	7
Increase in fully diluted earnings per share (cents per share)	7

The group has adopted the following standards, amendments to standards and interpretations which are effective for the first time this year. The impact is shown below:

		Effective period commencing on or after	Impact on group

IFRS 7	Amendment – Transfer of Financial Asset	July 1, 2011	No

IFRS 1	Amendment – Severe hyperinflation and removal of fixed dates	July 1, 2011	No

IAS 12	Amendment – Recovery of Underlying Assets	January 1, 2012	No

IFRIC 20	Interpretation – Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013	Yes

The group has chosen to adopt early IFRIC 20 and is permitted to do so. Details of the restatement of comparative results associated with the early adoption are detailed above.

Certain new standards, amendments to standards and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning after January 1, 2013 or later periods to which the group has decided not to adopt early when early adoption is available. These are:

Effective period commencing on or after
IAS 1 Amendment – Presentation of Items of Other Comprehensive Income	July 1, 2012
IFRS 10 – Consolidated Financial Statements	January 1, 2013
IFRS 11—Joint Arrangements	January 1, 2013
IFRS 12—Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13—Fair Value Measurement	January 1, 2013
IAS 27—Separate Financial Statements	January 1, 2013
IAS 28—Investments in Associates and Joint Ventures	January 1, 2013
IAS 19 – Employee Benefits	January 1, 2013
IFRS 7 Amendment – Disclosures – Offsetting Financial Assets and Financial Liabilities	January 1, 2013
IFRS 1 Amendment – Government Loans	January 1, 2013
Improvements to IFRS (2009-2011 Cycle)*	January 1, 2013
IFRS 10, 11 and 12* Amendments – Transition Guidance	January 1, 2013
IAS 32 Amendment – Offsetting Financial Assets and Financial Liabilities	January 1, 2014
IFRS 10,12 and IAS 27* Amendments – Investment Entities	January 1, 2014
IFRS 9*—Financial Instruments	January 1, 2015
*	Not yet endorsed by the European Union

The group is currently assessing the impact of these standards on the financial statements. Those anticipated to be of significance to the company and group are as follows:

IFRS 11: The principle in IFRS 11 is that a party to a joint arrangement recognizes its rights and obligations arising from the arrangement rather than focusing on the legal form. The application of the principle results in parties having:

•

Where the parties have rights to the assets and obligations for the liabilities relating to the arrangement, they are parties to joint operations. A joint operator accounts for assets, liabilities and corresponding revenues and expenses arising from the arrangement.

•

Where the parties have rights to the net assets of the arrangement, they are parties to a joint venture. A joint venture accounts for an investment in the arrangement using the equity method under IAS 28 Investments in Associates.

There will no longer be an option to use proportionate consolidation, which is the group’s current accounting policy and this will give rise to a significant change in the presentation of the group’s financial results. With effect from reporting periods starting January 1, 2013, the group’s share of joint ventures will be accounted for using the equity method rather than proportionately consolidated, from the beginning of the earliest period presented (January 1, 2011). The group’s share of its joint ventures will be disclosed as a single line item as ‘investments in equity accounted joint ventures’ on the consolidated statement of financial position measured at the aggregate of the carrying amounts of the assets and liabilities that had previously proportionately consolidated, with the movement in its share of the net assets being accounted for in the statement of comprehensive income as ‘share of the post tax profits/losses of equity accounted joint ventures’. In the consolidated cash flow statement, the group’s cash flows from the joint ventures will be disclosed separately.

IFRS 12: The new standard amends disclosures regarding interests in other entities including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The disclosures are intended to help users understand the judgments and assumptions made by a reporting entity when deciding how to classify its involvement with another entity, help users understand the interest that non-controlling interests have in consolidated entities and help users assess the nature of the risks associated with interests in other entities. The group anticipates changes to its disclosure as a result of this standard and is currently assessing the impact.

A. OPERATING RESULTS

Our operating and financial review and prospects should be read in conjunction with our consolidated financial statements, accompanying notes thereto, and other financial information appearing elsewhere in this Annual Report.

Years Ended December 31, 2012 and 2011

Total Revenue

Total revenues from gold sales for the year ended December 31, 2012 increased by $190.7 million, or 17%, from $1,127.1 million to $1,317.8 million. This is attributable to a 10% increase in ounces sold in the year across the group of 793,852oz from 718,762oz in 2011, as well as a 5% increase in the average gold price received of $1,652/oz (2011: $1,574/oz).

Other Income

Other income of $10.8 million for the year ended December 31, 2012 compared to $4.4 million for the year ended December 31, 2011. Other income includes management fees in respect of Kibali and Morila of $4.1 million (2011: $4.4 million). Other income further includes operational foreign exchange gains of $6.7 million.

Costs and Expenses

Total Cash Costs

The following table sets out our total ounces sold and total cash cost and production cost per ounce sold for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012		2011(Restated)
	Ounces sold	$ Per Ounce	Ounces sold	$ Per Ounce
Morila (40% share) cash costs	81,005	759	99,454	782
Loulo (100% share) cash costs	214,739	781	209,631	952	+
Tongon (100% share) cash costs	210,396	772	271,922	557
Gounkoto (100% share) cash costs	287,712	706	137,755	536
Total ounces (sold)	793,852		718,762
Group total cash costs per ounce *#		735		688	+
Total cost of producing gold per ounce †#		901		802	+

*	For a definition of cash costs, please see “Item 3. Key Information – A. Selected Financial Data”.
†	Total production cost includes total cash costs and also the depreciation and amortization cost which is discussed below.
+	The group changed its accounting policy on production phase stripping costs effective from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 to F-10 of this Annual Report for further details).
#	Refer to explanation of non-GAAP measures provided. The group has changed its treatment of consolidated non-GAAP measures in the period, which has resulted in changes to the group level non-GAAP measures for 2011 and 2012, in addition to the effect of the IFRIC 20 restatement above. Details of the change are provided in the section “Item 3. Key Information – A. Selected Financial Data.”.

Total cash costs for the year ended December 31, 2012 of $583.3 million increased by 18% (2011:$494.7 million+), mainly due to increased costs at the Loulo-Gounkoto complex due to increased throughput, increased underground mining costs, including costs associated with the newly introduced backfill strategy and increased open pit costs resulting from the Yalea pit pushback. The increase in total costs also reflected the full year costs associated with the Gounkoto mine where production started in June 2011. Total cash cost per ounce increased by 7% to $735/oz for the year, reflecting higher operating costs across the group and lower recovered grade at Tongon and Gounkoto, partially offset by the increased gold production and sales.

Royalties increased by $14.0 million, or 26%, to $67.8 million for the year ended December 31, 2012 from $53.8 million for the year ended December 31, 2011. The increased royalties reflect the higher average gold price received and increased gold sales.

Other mining and processing costs comprise various expenses associated with providing on mine administration support services to the Morila, Loulo, Gounkoto and Tongon mines. These charges amounted to $84.2 million for the year ended December 31, 2012 and $70.3 million for the year ended December 31, 2011. The increase in other mining and processing costs reflect the full year’s cost associated with the Gounkoto mine where production commenced in June 2011.

Depreciation and Amortization

Depreciation and amortization of $131.7 million for the year ended December 31, 2012 increased by 60% compared to the year ended December 31, 2011. The rise year on year reflects the increase in production activity across the mines in the group as well as depreciation charges associated with the Yalea South pushback at Loulo.

Exploration and Corporate Expenditure

Exploration and corporate expenditure was $40.6 million for the year ended December 31, 2012 and $43.9 million for the year ended December 31, 2011. Drilling programs continued on the company’s exploration targets, but a larger proportion of the exploration work was undertaken on feasibility stage projects including those at Kibali, Massawa, Loulo and Gounkoto, which were capitalized to these projects. Since the company was listed in 1997, it has discovered more than 25 million reserve ounces which, when divided by the exploration and corporate costs expensed over this period, equates to less than $17/oz of gold.

Other Expenses

Other expenses for the year ended December 31, 2012 of $5.4 million and $10.9 million for the year ended December 31, 2011 mainly comprised operational foreign exchange losses resulting from the settling of invoices in currencies other than US Dollar, as well as the translation of balances denominated in currencies such as Rand, Canadian Dollar, FCFA and Euro to the closing US Dollar rate.

Finance Income

Finance income amounts consist primarily of interest received on cash held at banks of $1.9 million and increased from the interest received in 2011 of $1.0 million by 90%, mainly due to an increase in the effective interest rate (the effective interest rate increased from 0.23% in 2011 to 0.41% in 2012).

Finance Costs

Finance costs for the year ended December 31, 2012 were $1.2 million compared to finance costs for the year ended December 31, 2011 of $3.6 million. The decrease of $2.4 million is mainly due to a $2.2 million reduction in the foreign exchange loss on financing activities included in the figure, as well as a $0.2 million reduction in interest paid year on year.

Income Tax Expense

The income tax expense amounted to $57.5 million for the year ended December 31, 2012 and was in line with the $55.3 million+ charge for the year ended December 31, 2011. Tongon SA benefits from a five year tax holiday in Cote d’Ivoire from December 1, 2010. Gounkoto benefits from a minimum two year tax holiday starting from first production in June 2011 with an opportunity to extend this to five years in the event of further investment. Under Malian tax law, income tax is based on the greater of 30% taxable income or 0.75% of gross revenue (the tax rate having reduced from 35% previously to 30%, applied retrospectively). Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. Refer to note 4 in the consolidated financial statements for a reconciliation between implied tax on profits at statutory tax rates and actual tax charges.

Non-controlling Interests

The non-controlling interests for the year ended December 31, 2012 represent the State of Mali’s 20% share of the profits at Loulo, the Ivorian government’s 10% share and other outside shareholder’s 1% share of the profits at Tongon, Sokimo’s 5% share of Kibali, as well as the Malian government’s 20% share of the profits at Gounkoto. We have a 45% interest in Kibali, but as we gross proportionally consolidate our interest, as at December 31, 2011 we recognized 50% of Kibali and a 5% non-controlling interest.

+ The group changed its accounting policy on production phase stripping costs effective from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 to F-10 of this Annual Report for further details).

Years Ended December 31, 2011 and 2010

Total Revenue

Total revenues from gold sales (net of hedging contracts) for the year ended December 31, 2011 increased by $642.5 million, or 133%, from $484.6 million to $1,127.1 million. This is mainly due to a 74% increase in attributable gold sales from 413,262oz in 2010 to 718,762oz in 2011, mainly due to increased sales from Tongon and Gounkoto in 2011, compounded by a 33% increase in the average gold price received from $1,180/oz in 2010 to $1,574/oz in 2011.

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

Costs and Expenses

Total Cash Costs

The following table sets out our total ounces sold and total cash cost and production cost per ounce sold for the years ended December 31, 2011 and 2010:

	Year Ended December 31,
	2011 (Restated)			2010
	Ounces sold	$ Per Ounce		Ounces sold	$ Per Ounce
Morila (40% share) cash costs	99,454	782		95,443	669
Loulo (100% share) cash costs	209,631	952	+	313,121	712
Tongon (100% share) cash costs	271,922	557		4,698	459
Gounkoto (100% share) cash costs	137,755	536		—	—
Total ounces (sold)	718,762			413,262
Group total cash costs per ounce *#		688	+		681
Total cost of producing gold per ounce †#		802	+		750

*	For a definition of cash costs, please see “Item 3. Key Information – A. Selected Financial Data”.
†	Total production cost includes total cash costs and also the depreciation and amortization cost which is discussed below.
+	The group changed its accounting policy on production phase stripping costs effective from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 to F-10 of this Annual Report for further details).
#	Refer to explanation of non-GAAP measures provided. The group has changed its treatment of consolidated non-GAAP measures in the period, which has resulted in changes to the group level non-GAAP measures for 2010 and 2011, in addition to the effect of the IFRIC 20 restatement above. Details of the change are provided in the section “Item 3. Key Information – A. Selected Financial Data”.

Total cash costs for the year ended December 31, 2011 of $494.7 million+ increased by 76% from 2010, mainly due to the increased mining cost at Tongon where production started in the fourth quarter of 2010, as well as at Gounkoto, where production commenced in June 2011. Costs were further impacted by higher mining costs at the Loulo-Gounkoto complex due to increased open pit mining costs resulting from deepening pits, revised underground mining rates and general cost increases, especially in diesel, as well as a higher euro/dollar exchange rate.

Royalties increased by $26.1 million, or 94%, to $53.8 million for the year ended December 31, 2011 from $27.7 million for the year ended December 31, 2010. The increased royalties reflect the higher average gold price received and increased gold sales.

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

Depreciation and Amortization

Depreciation and amortization of $82.1 million for the year ended December 31, 2011 increased by 192% compared to the year ended December 31, 2010. The increase in depreciation is the result of commencement of production at Tongon at the end of 2010, as well as the start of production at Gounkoto in the second quarter of 2011.

Exploration and Corporate Expenditure

Exploration and corporate expenditure was $43.9 million for the year ended December 31, 2011 and $47.2 million for the year ended December 31, 2010. Drilling programs continued on the company’s exploration targets, but a larger proportion of the exploration work was undertaken on feasibility stage projects including those at Kibali, Massawa, Loulo and Gounkoto, which were capitalized to these projects and mines.

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

Income Tax Expense

The income tax expense amounted to $55.3+ million for the year ended December 31, 2011 and $24.5 million for the year ended December 31, 2010. The increase in the tax expense is the result of the expiration of the Loulo tax exoneration period on November 7, 2010. Tongon SA benefits from a five year tax holiday in Cote d’Ivoire from December 1, 2010. Gounkoto benefits from a minimum two year tax holiday starting from first production in June 2011 with an opportunity to extend this to five years in the event of further investment. Under Malian tax law, income tax was based on the greater of 35% taxable income or 0.75% of gross revenue (see above for tax rate change). Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. Refer to note 4 in the consolidated financial statements for a reconciliation between implied tax on profits at statutory tax rates and actual tax charges.

Non-controlling Interests

The non-controlling interests for the year ended December 31, 2011 represent the State of Mali’s 20% share of the profits at Loulo, the State of Côte d’lvoire’s 10% share and other outside shareholder’s 1% share of the profits at Tongon, Sokimo’s 5% share of Kibali, as well as the State of Mali’s 20% share of the profits at Gounkoto. We have 45% interest in Kibali, but as we gross proportionally consolidate our interest, as at December 31, 2011 we recognized 50% of Kibali and a 5% non-controlling interest.

+ The group changed its accounting policy on production phase stripping costs effective from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 to F-10 of this Annual Report for further details).

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Resources

The group had $387.3 million cash and cash equivalents for the year ended December 31, 2012 and $487.6 million for the year ended December 31, 2011.

Operating Activities

Net cash generated from operating activities was $493.7 million for the year ended December 31, 2012 and $582.0 million+ for the year ended December 31, 2011. The $88.3 million decrease was due mainly to the changes in operating working capital items. Cash flows related to receivables decreased by $177.4 million during 2012, mainly due to an increase in recoverable VAT balances at Loulo, Morila and Kibali, as well as increases in receivable balances at Kibali, following the ramp-up in construction and development of the project. Cash flows related to inventories and ore stockpiles decreased during 2012 by $73.3 million, due to an increase in ore stockpiles at operations, increase in stores consumables at Tongon and Loulo due to increased production, as well as a strategic build-up of scarce raw materials and an increase in gold inventory at Loulo, Gounkoto and Tongon.

Cash flows related to trade and other payables increased by $58.7 million from December 31, 2011 to December 31, 2012, mainly due to the effect of additional contractors and accruals, primarily at the Loulo-Gounkoto complex, at Tongon, as well as at the Kibali project, which reflects the increased production, mining activity and construction.

Net cash generated from operating activities was $582.0 million+ for the year ended December 31, 2011 and $107.8 million for the year ended December 31, 2010. The $474.2 million increase was due mainly to the significant increase in profit, as well as the changes in operating working capital items. Cash flows related to receivables decreased by $18.0 million during 2011, due to an increase in gold debtor balances at both Tongon and Loulo as a result of the timing of gold shipments at year end, as well as an increase in the recoverable VAT balances at Loulo and Gounkoto. Cash flows related to inventories and ore stockpiles decreased during 2011 by $14.3 million, due to an increase in supplies and insurance spares at both Tongon and Gounkoto, as production started at these operations and increased during the year. Cash flows related to trade and other payables increased by $43.8 million from December 31, 2010 to December 31, 2011, mainly due to the effect of additional contractors and accruals, primarily at Loulo and Gounkoto following the start of production at Gounkoto and the Gara underground mine.

Investing

Investing activities for the year ended December 31, 2012 utilized $561.4 million compared to $461.5 million+ utilized for the year ended December 31, 2011 and consisted primarily of $219.5 expenditure at Loulo related to the developments at the Gara and Yalea underground mines, as well as stripping costs on the Yalea South pushback, while $17.8 million was incurred at Gounkoto, principally in respect of site infrastructure and crushing facilities. Capital expenditure of $33.4 million was incurred at the Tongon mine, primarily on the metallurgical plant and power plant engineering. Capital expenditure at Kibali amounted to $286.6 million (attributable portion) and related to the village relocation program, the construction of the metallurgical plant and the hydroelectricity plant, site infrastructure, open pit mining and roads. A further $5 million was incurred on other projects elsewhere in the group.

Investing activities for the year ended December 31, 2011 utilized $461.5 million+ compared to $345.0 million utilized for the year ended December 31, 2010 and consisted primarily of expenditure at Loulo of $176.2 million related to the decline developments at the Gara and Yalea underground mines and the power plant expansion, while $89.8 million was incurred at Gounkoto, principally in respect of site establishment, crushing facilities, road development and water management. Capital expenditure of $99.9 million was incurred at the Tongon mine on the secondary and tertiary crushers and conveyors, as well as on grid power supply. Capital expenditure at Kibali amounted to $77.5 million (attributable portion) and related to RAP construction of the new Kokiza village, hydropower design and procurement, external roads, as well as camp construction.

Financing

Financing activities for the year ended December 31, 2012 used $32.7 million. This mainly was comprised of dividends of $36.7 million paid to the company’s shareholders and $24.8 million paid to non-controlling interests in Gounkoto, partially offset by $14.1 million received on exercise of share options, as well as an increase of $14.8 million in borrowings related to a finance lease at Kibali. Financing activities for the year ended December 31, 2011 generated $0.8 million. This comprised $19.2 million received on exercise of share options offset by a dividend payment of $18.2 million and repayment of long term loans of $0.2 million.

+ The group changed its accounting policy on production phase stripping costs effective from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 to F-10 of this Annual Report for further details).

Credit and Loan Facilities

During the year ended December 31, 2000, Morila entered into a finance lease for five Rolls-Royce generators under the terms of a Deferred Terms Agreement between Morila and Rolls-Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate which at December 31, 2010 was approximately 38% (2009: 38%) per annum. Our attributable share of this finance lease obligation amounted to $0.2 million at December 31, 2010 and $1.1 million at December 31, 2009. The lease was fully repaid in 2011.

Morila had a finance lease with Air Liquide relating to three oxygen generating units. The lease was fully repaid in 2010.

Somilo SA has a $0.5 million loan (principal amount) from the State of Mali. This loan is uncollateralized and bore interest at the base rate of the Central Bank of West African States plus 2% per annum. The accrual of interest ceased in the last quarter of 2005 per mutual agreement between shareholders. This loan is repayable from cash flows of the Loulo mine after the repayment of all other loans.

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

Kibali utilizes mining equipment under a finance lease provided by KAS 1 Ltd. The group has a 50% interest in Kibali and a 25% interest in KAS 1 Ltd, both of which are proportionately consolidated. The lease term is 10 years. The finance lease liability is recognized in respect of the equipment which has been transferred to Kibali under an installment sale agreement. The finance lease liability is interest bearing at 8% and is to be reduced by rental payments monthly as agreed in the installment sale agreement.

Corporation Tax Claims

As at December 31, 2012, the group had received claims for various taxes from the State of Mali totaling $86.2 million, in respect of the Loulo, Gounkoto and Morila mines. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for such disputes in Mali. Both companies have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable for the companies and allow for international arbitration in the event that a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. However, it may be necessary to instigate arbitration proceedings to resolve these disputes.

Corporate, Exploration, Development and New Business Expenditures

Our expenditures on corporate, exploration, development and new business activities for the past three years are as follows:

	Year Ended December 31, $’000
Area	2012	2011	2010
Rest of Africa	3,197	1,853	498
Burkina Faso	790	712	558
Mali	3,845	6,793	3,432
Tanzania	—	—	97
Côte d’Ivoire	3,752	5,039	4,203
Senegal	4.483	5,204	2,210
Ghana	—	5	85
DRC	906	—	—
Total exploration expenditure	16,973	19,606	11,083

	Year Ended December 31, $’000
Area	2012	2011	2010
Corporate expenditure	23,668	24,319	36,095
Total exploration and corporate expenditure	40,641	43,925	47,178

The Group has various exploration programs, ranging from substantial to early stage in the Democratic Republic of the Congo, Mali, Senegal, Burkina Faso and Côte d’Ivoire.

Working Capital

Management believes that our working capital resources, by way of internal sources are sufficient to fund our currently foreseeable future business requirements. Management believes that our working capital resources, by way of internal sources are sufficient to fund our currently foreseeable future business requirements. Capital expenditure contracted for at December 31, 2012, but not yet incurred, is $217.5 million and planned capital expenditure for 2013 is expected to be approximately $670 million.

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

	Price Per Ounce ($)
Year	High	Low	Average
2003	416	320	363
2004	454	375	409
2005	537	411	444
2006	725	525	604
2007	841	608	695
2008	1,011	712	871
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,571
2012	1,792	1,540	1,669
2013 (through February)	1,674	1,577	1,628

E. OFF-BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations and commercial commitments are described below. The related obligations as at December 31, 2012 are set out below:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Trade and other payables	206,761	206,761	—	—	—
Operating lease obligations	13,488	1,686	3,372	3,372	5,058
Environmental rehabilitation*	60,041	—	10,287	1,285	48,469
Loans from minority shareholders in subsidiaries	3,249	—	—	—	3,249
Installments sale agreement	21,207	2,122	3,559	3,560	11,966
Total contractual cash obligations	304,476	210,569	17,218	8,217	68,742
Contracts for capital expenditure	217,544	217,544	—	—	—

*	Obligation is to rehabilitate site but amounts shown are estimated discounted cashflows.

Refer to note 22 of the financial statements included in this Annual Report for details of the Joint Venture Agreement with AngloGold Ashanti.

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Our Articles of Association provide that the board must consist of no less than two and no more than 20 directors at any time. On April 30, 2012, Robert I. Israel retired at the annual general meeting. Effective as of January 28, 2013, Jeanine Mabunda Lioko was appointed to the board as an independent non-executive director. The board currently consists of 9 directors.

Our Articles of Association provide that any new director should be re-elected by the shareholders at the annual general meeting following the date of the director’s appointment. In line with the United Kingdom Governance Code (2010 Edition) which calls for directors to seek reelection annually, at the annual general meeting held on April 30, 2012, Mr. P. Liétard, Dr. D.M. Bristow, Mr. G.P. Shuttleworth, Mr. N.P. Cole Jr., Mr. C.L. Coleman, Mr. K. Dagdelen, Dr. K. Voltaire and Mr. A.J. Quinn were re-elected.

According to the Articles of Association, the board meets at intervals determined by it from time to time.

The address of each of our executive directors and non-executive directors is the address of our principal executive offices, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands.

Executive Directors

D. Mark Bristow (54) Chief Executive Officer. Chief executive since the company’s incorporation, which was founded on his pioneering exploration work in West Africa. He has subsequently led the company’s growth through the discovery and development of world-class assets into a major gold mining business and one of the 100 largest companies on the London Stock Exchange. Has also played a significant part in promoting the emergence of a sustainable mining industry in Africa. A geologist with a PhD from Natal University, South Africa, he has held board positions at a number of global mining companies and is currently a non-executive director of Rockwell Diamonds Inc.

Graham P. Shuttleworth (44) Chief Financial Officer; Financial Director. Mr. Shuttleworth joined us as Chief Financial Officer and Financial Director in July 2007 but has been associated with the company since its inception, initially as part of the management team involved in listing the company on the London Stock Exchange in 1997, and subsequently as an advisor. A chartered accountant, he was a managing director and the New York-based head of metals and mining for the Americas in the global investment banking division of HSBC before taking his new position with us. At HSBC he led or was involved in a wide range of major mining industry transactions, including our NASDAQ Global Select Market listing, and subsequent equity offerings.

Non-Executive Directors

Norborne P. Cole (71) Senior Independent Non-Executive Director. Chairman of the remuneration committee and member of the governance and nomination committee. Mr. Cole started working for the Coca-Cola Company as a field representative in the USA in 1966 and advanced steadily through the organization, becoming chief executive of Coca-Cola Amatil in Australia in 1994, a position he held until 1998. Under his leadership, Coca-Cola Amatil grew into the second largest Coca-Cola bottler in the world. Now based in San Antonio, Texas, he serves on the boards of a number of US companies including Papa John’s International Inc. He was appointed a director in May 2006.

Christopher L. Coleman (44) Non-Executive Director; Member of the governance and nomination, remuneration and audit committees. Mr. Coleman is the head of banking and treasury and a managing director of Rothschild, chairman of Rothschild Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild Group, which he joined in 1989. A BSc (Econ) graduate from the London School of Economics, he served as a non-executive director of the Merchant Bank of Central Africa from 2001 to 2008. He also serves on the board of Papa John’s International Inc. He was appointed a director in November 2008.

Kadri Dagdelen (58) Non-Executive Director; Member of the governance and nomination committee. Dr. Dagdelen is a professor and former head of the Department of Mining Engineering at the Colorado School of Mines in the US. He began his professional career as a mining engineer at Homestake Mining Co (now Barrick Gold Corporation) and was the technical services manager when he left for academia in 1992. He holds a PhD in Mining Engineering and an ME in Geostatistics and has been involved in numerous research and consulting projects worldwide, also serving on the board of directors of the Society of Mining, Exploration and Metallurgy in the US for six years and chairing other professional societies that support the mining industry. He was appointed a director in January 2010.

Philippe Liétard (64) Non-Executive Chairman; Chairman of the governance and nomination committee. Appointed a non-executive director in 1998 and chairman in 2004, his experience in corporate and project finance with UBS, the IFC and World Bank spans 30 years, mainly in the minerals business and in Africa. Previously a director of the Oil, Gas and Mining Department of the IFC, he served as managing director of the Global Natural Resources Fund from 2000 to 2003. Now an independent consultant and a promoter of mining and energy investments, he is also a director of CellMark AB of Sweden and serves on the board of trustees of the Rochambeau Foundation in Washington DC, USA.

Jeanine Mabunda Lioko (48) Non-Executive Director. Mrs. Mabunda Lioko has spent a number of years working in the DRC’s finance industry including with Citi Group and as an advisor to the Governor of Banque Centrale du Congo. A former Minister of Portfolio of the DRC, a position which she held for over 5 years, she is now a serving member of the National Assembly of the DRC, representing the Equateur Province. She was educated in Brussels, Belgium, and holds a law degree from the Catholic University of Louvain and a postgraduate degree in commercial science from the ICHEC Brussels Management School. She joined the board in January 2013.

Andrew J. Quinn (59) Non-Executive Director; Member of the audit committee. Mr. Quinn retired from his position as CIBC’s Head of Mining Investment Banking for Europe and Africa, at the end of 2011 after 15 years in the role and more than 37 years’ experience of the mining industry. With a BSc (Hons) in Mineral Exploitation (Mining Engineering) from Cardiff University, he began his career in Anglo American’s Gold Division in 1975, holding various management and technical positions in South Africa, and working briefly for Greenbushes Tin in Australia before joining Mining Journal in 1982 as editor of its gold publications. In 1984 he entered the financial services industry with James Capel (later HSBC Investment Banking), thereafter joining CIBC. He was appointed a director in November 2011.

Karl Voltaire (62) Non-Executive Director; Chairman of the audit committee and member of the remuneration committee. A graduate in mineral resources engineering from the Ecole des Mines in Paris, he holds an MBA and a PhD in economics and finance from the University of Chicago. He started his career as a mining engineer in Haiti and subsequently spent 23 years in the World Bank Group in Washington DC, mainly at the IFC where his last position was that of director of global financial markets. Subsequently he was director of the Office of President at the African Development Bank. He was the CEO of the Nelson Mandela Institution from 2005 to 2009, and is currently a member of the Board of Trustees of the African University of Science and Technology. He was appointed a director in May 2006.

Executive Officers

Willem Jacobs (54) General manager operations – Central and East Africa. With a BPL(Hons) and DCom he is a seasoned executive. Having served as a director of listed and private companies in the areas of mining, engineering and manufacturing in Southern, Central and Eastern Africa for the past 16 years, he joined us in January 2010.

John Steele (52) Technical and capital projects executive. Responsible for the successful construction and commissioning of Randgold’s Morila, Loulo, Tongon and Gounkoto mines and currently leads the team developing the new Kibali mine in DRC. As well as heading our capital projects function, he continues to provide operational oversight as well as supplying engineering due diligence expertise to the group.

Samba Touré (59) General manager – operations West Africa. Joined Morila gold mine in 2000 and held various responsibilities, culminating in the appointment in 2007 as the mine chief executive. Under his leadership, the mine was run successfully, delivering on its promises. In 2010, promoted to group operations general manager for West Africa. With the experience gained in mining during the past 12 years, he is destined to continue adding value to the our increasing operations portfolio in West Africa.

Martin Welsh (41) General counsel and secretary. After qualifying as a solicitor in Scotland in 1998, he gained his experience working in the City of London with Dickson Minto WS and Linklaters LLP acting on numerous international corporate and finance transactions before joining the Jersey office of Ogier where he acted for us. He joined us in 2011 to assist our legal and administrative function and assumed the company secretary position effective as of April 1, 2012.

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

The date of appointment, date of expiration and length of service for each of our directors is set forth in the table below:

Director	Date of Appointment	Date of Expiration Term		Number of Years Served
Executive
D.M. Bristow	8/05/95	4/29/13	*	18
G.P. Shuttleworth	7/01/07	4/29/13	*	6
Non-Executive
P. Liétard	2/11/98	4/29/13	*	15
N.P. Cole	5/03/06	4/29/13	*	7
K. Voltaire	5/03/06	4/29/13	*	7
C.L. Coleman	11/03/08	4/29/13	*	5
K. Dagdelen	1/29/10	4/29/13	*	3
A.J. Quinn	11/01/11	4/29/13	*	1
J. Mabunda Lioko	1/28/2013	4/29/13	*	<1

*	The United Kingdom Corporate Governance Code issued in June 2010 requires that all directors should stand for re-election on an annual basis.

None of our directors and executive officers was selected under any arrangements or understandings between that director or executive officer and any other person. All of our non-executive directors are considered independent directors.

B. COMPENSATION

Our objective is to ensure that our executive remuneration policy encourages, reinforces and rewards the delivery of sustainable shareholder value. We aim to ensure that our pay arrangements are fully aligned with our approach to risk management, and take into account our obligations in respect of environmental, social and governance polices. We provide senior management, including executive directors, with competitive base salaries to attract and retain high caliber executives, based on personal performance profile and relevant experience. In addition, other elements of our remuneration program are designed to encourage and reward superior performance on annual basis as well as sustainable long-term performance. The remuneration committee’s policies are designed to meet these objectives and to ensure that the individual directors are fairly and responsibly rewarded for their respective contributions to our performance.

We have no liability in respect of retirement provisions for executive directors. We do, however, provide a vehicle in the form of a defined contribution fund into which employees, including executive directors, may contribute for the purpose of providing for retirement. The company does not make any contributions to the defined contribution fund.

Each executive director receives a basic salary. Executive directors do not receive any fees. Executive directors are paid an annual bonus which is determined in accordance with set performance criteria agreed between the executive directors and the board.

The remuneration to be paid to our non-executive directors, including the chairman, will remain unchanged in 2013 and are:

•	An annual retainer fee to all non-executive directors of $50,000;

•	An annual committee fee per committee served:

•	Audit committee $35,000;

•	Remuneration committee $25,000; and

•	Governance and Nomination committee $10,000.

•	The chairman of a board committee to receive an additional fee to the committee-fee of $15,000;

•	The senior independent director, in addition to the annual fee but in lieu of any committee fees, to receive an additional fee of $85,000;

•	The chairman, in addition to the annual fee but in lieu of any committee fees, to receive an additional fee of $200,000; and

•

Subject to the shareholder approval at the annual general meeting of the company, an award to each non-executive director of 1,200 ordinary shares per year, fully vested from grant. The shares are seen as an important element of our approach to remuneration policy in relation to the chairman and non-executive directors. They encourage share ownership and are delivered in lieu of cash. The directors are considered independent notwithstanding an award of shares.

The chairman and the non-executive directors must accumulate a shareholding in the company equivalent to two times the annual retainer fee (being $50,000 per annum) from the value of vested awards of shares. Any new non-executive director to the board has three years in which to accumulate this holding, and this period may be extended at the discretion of the remuneration committee. If the value of the shares accumulated were to fall below the threshold due to a fall in the share price, no additional purchase of shares would be required. All of the non-executive directors hold shares equal to twice the value of the annual retainer fee, except for J. Mabunda Lioko, who recently joined the board (the chairman is not required to hold additional shares in respect of his additional chairman fee). The fee arrangements for non-executive directors are reviewed every two to three years by the chairman and the executive directors (except in the case of the chairman, whose fee arrangements are reviewed by the remuneration committee and the chief executive officer).

Executive directors are now required to hold shares in us at least equal in value (as at the beginning of the year) to two times their base salary (being $1,575,000 per annum for Dr. D.M. Bristow and £472,000 per annum for Mr. G. P. Shuttleworth as of January 1, 2013). Both Dr. D.M. Bristow and Mr. G.P. Shuttleworth hold shares at least equal in value to twice their base salary.

In the past, non-executive directors have been granted options to purchase our ordinary shares. However, all options have been exercised by the respective non-executive directors. In addition, in 2009, 2010 and 2011, we awarded to our non-executive directors restricted shares which vested in three equal installments from the date of award. Beginning in 2012, annual awards to non-executive directors consist of shares fully vested from grant.

During the year ended December 31, 2012, the aggregate compensation attributable to our directors and executive officers as a group was approximately $14.9 million (including short-term employee benefits and share-based payments costed in line with IFRS 2), which was recognized as a remuneration expense.

The remuneration of the executive directors comprised:

•	Basic salary and benefits (fixed remuneration).

•	An annual bonus opportunity with the requirement to defer one third of any bonus earned.

•	Participation in the Restricted Share Scheme and Co-Investment Plan, measuring performance over the longer term.

The total executive directors’ remuneration for the year ended December 31, 2012, was $9.5 million (2011: $9.3 million).

Fixed remuneration comprises a base salary, from which executive directors can elect to contribute into a defined contribution pension scheme, and pay for certain other benefits such as medical aid. Fixed remuneration normally represents less than 30% of the individual’s remuneration package (based on target performance and expected values of share awards).

Base salaries are reviewed annually by the remuneration committee (with effect from January 1 of each year), taking into account the company’s performance, the individual’s performance, changes in responsibility and levels of increase for the broader population, and pay practice among a comparable group of FTSE 100 companies as well FTSE mining and comparable international gold mining companies. When setting base salaries, the committee also takes into consideration executives’ personal commitment to extensive travel and time spent at our operations overseas. This is considered critical in effective management of our business.

The base salary of Dr. D.M. Bristow has been increased from $1,500,000 to $1,575,000 with effect from January 1, 2013. The remuneration committee considered the increase to be appropriate because Dr. D.M. Bristow had not received a salary increase since January 1, 2010. In addition, and Mr. G.P. Shuttleworth’s base salary has been increased from £429,000 to £472,000 with effect from January 1, 2013. In line with our remuneration philosophy, Mr. G.P. Shuttleworth was brought into the role of chief financial officer in 2007 on a low salary compared to the market to allow for movement and growth in pay, once his value to the company was demonstrated. The remuneration committee increased his salary in 2011, 2012 and 2013 to reflect his contribution and position his salary appropriately with the company’s market.

Executive directors can elect to sacrifice up to 20% of their base salary to contribute to a defined contribution provident fund. We do not make any contribution to the fund.

Executive directors can elect to receive other benefits, including medical aid. All such benefits are funded out of the executives’ base salary and are nonpensionable. Where appropriate, executive directors may be provided with other benefits such as security services for executives while travelling for work, and professional association membership costs. All such benefits authorized by the board are paid for by us and end when the employee leaves our service, for whatever reason. Life insurance coverage is provided to the executive directors by the company through the group life insurance scheme.

Executive directors are eligible to receive an annual bonus, subject to the achievement of stretching performance criteria. The performance metrics are intended to reward the achievement of challenging strategic and financial targets that contribute to the creation of sustainable shareholder value. The performance measures used to determine the annual bonus consist of financial measures (EPS growth and total cash cost per ounce of gold), role-specific operational and financial performance targets (growth in three-year average absolute reserves and production of gold ounces in the case of the chief executive officer, and capital expenditure control and inventory control in the case of the chief financial officer), role-specific strategic/non-financial targets and safety goals (improvement in LTIFR). The committee may make adjustments to the criteria used for measuring performance on an annual basis taking into account our strategic objectives for the year.

The annual bonus payable to the chief executive officer for achieving target performance is 150% of base salary, with a maximum bonus of 300% of base salary for achieving outperformance. The annual bonus payable to the chief financial officer for achieving target performance is 100% of base salary, with a maximum bonus of 200% of base salary for achieving outperformance.

Based on performance achieved against targets during the 2012 financial year, the remuneration committee determined that Dr. D.M. Bristow and Mr. G.P. Shuttleworth should receive an annual bonus of $2.58 million and $1.10 million, respectively.

Our policy is to incentivize executives over the long term by awarding shares under the Restricted Share Scheme and Co-Investment Plan. Neither Dr. D.M. Bristow nor Mr. G.P. Shuttleworth participates in our share option scheme. The Restricted Share Scheme was approved by shareholders on July 28, 2008. Awards are determined as a percentage of base salary, with the maximum annual award being 200% of base salary for the chief executive officer and 100% of base salary for the chief financial officer.

In terms of our Restricted Share Scheme, Dr. D.M. Bristow received awards of 38,456 shares and 28,843 shares on June 13, 2011 and March 16, 2012, respectively. Mr. G.P. Shuttleworth received awards of 8,121 shares and 6,462 shares on June 13, 2011 and March 16, 2012, respectively. For all awards granted since 2011, awards vest after three, four and five years subject to the achievement of operational and financial targets.

The award of performance shares under the Restricted Share Scheme for the chief executive officer and chief financial officer for 2011 and 2012 will vest subject to the achievement of the following performance targets:

Level of vesting	Year 3	Year 4	Year 5
Additional reserves including reserve replacement
■ Nil	Less than 18%	Less than 24%	Less than 30%
■ 50%	18%	24%	30%
■ Pro-rata 50%—100% on a straight line basis	More than 18% and less than 30%	More than 24% and less than 40%	More than 30% and less than 50%
■ 100%	30%	40%	50%
Additional reserves excluding reserve replacement
■ Nil	Less than 3%	Less than 4%	Less than 5%
■ 50%	3%	4%	5%
■ Pro-rata 50%—100% on a straight line basis	More than 3% and less than 15%	More than 4% and less than 20%	More than 5% and less than 25%
■ 100%	15%	20%	25%

Level of vesting	After 3, 4 and 5 years
EPS growth
■ Nil	Less than 20% per annum
■ 50%	20% per annum
■ Pro-rata 50%—100% on a straight line basis	More than 20% and less than 30% per annum
■ 100%	30% per annum
Absolute TSR
■ Nil	Less than 8% per annum
■ 50%	8% per annum
■ Pro-rata 50%—100% on a straight line basis	More than 8% and less than 12% per annum
■ 100%	12% per annum

The award of performance shares under the Restricted Share Scheme for the chief executive officer and chief financial officer for 2013 will vest subject to the achievement of the following performance targets:

Level of vesting	Year 3	Year 4	Year 5
Additional reserves including reserve replacement
■ Nil	Less than 18%	Less than 24%	Less than 30%
■ 40%	18%	24%	30%
■ Pro-rata 40%—100% on a straight line basis	More than 18% and less than 30%	More than 24% and less than 40%	More than 30% and less than 50%
■ 100%	30%	40%	50%
Additional reserves excluding reserve replacement
■ Nil	Less than 3%	Less than 4%	Less than 5%
■ 40%	3%	4%	5%
■ Pro-rata 40%—100% on a straight line basis	More than 3% and less than 15%	More than 4% and less than 20%	More than 5% and less than 25%
■ 100%	15%	20%	25%

Level of vesting	After 3, 4 and 5 years
EPS growth
■ Nil	Less than 10% per annum
■ 40%	10% per annum
■ Pro-rata 40% - 100% on a straight line basis	More than 10% and less than 20%
■ 100%	20% per annum
Absolute TSR
■ Nil	Less than 8% per annum
■ 40%	8% per annum
■ Pro-rata 40% - 100% on a straight line basis	More than 8% and less than 12% per annum
■ 100%	12% per annum

EPS growth is measured as a cumulative compound annual growth rate over each three, four and five-year performance period.

The following table summarizes all awards of shares to our executive directors and our non-executive directors outstanding, the market price on the NASDAQ Global Select Market at the date of award, the date of grant and the vesting schedule of the award.

Directors	Date of award	Market price at date of award (US$)*		At 1 Jan 2012	Awarded in the year	Vested in the year	Market price at date vested (US$)*		Lapsed in the year	At 31 Dec 2012	Vesting
Executive
DM Bristow**	1 Jan 09	43.26		13,334	—	13,334	108.29		—	—	1/3rd vested Jan 1, 2012
	1 Jan 10	43.26		26,667	—	13,333	108.29		—	13,334	1/3rd vested Jan 1, 2012
											1/3rd vested Jan 1, 2013
	13 Jun 11	76.53		38,456	—	—	—		—	38,456	1/3rd vests Jun 13, 2014
											1/3rd vests Jun 13, 2015
											1/3rd vests Jun 13, 2016
	16 Mar 12	101.41		—	28,843	—	—		—	28,843	1/3rd vests Mar 16, 2015
											1/3rd vests Mar 16,2016
											1/3rd vests Mar 16, 2017
GP Shuttleworth**	2 Sep 09	56.99		36,000	—	18,000	101.66		—	18,000	1/3rd vested Sept 2, 2012
											1/3rd vests Sept 2, 2013
	13 Jun 11	76.53		8,121	—	—	—		—	8,121	1/3rd vests Jun 13, 2014
											1/3rd vests Jun 13, 2015
											1/3rd vests Jun 13, 2016
	16 Mar 12	101.41		—	6,462	—	—		—	6,462	1/3rd vests Mar 16, 2015
											1/3rd vests Mar 16, 2016
											1/3rd vests Mar 16, 2017
Non-executive
P Lietard	1 Jan 10	82.25		400	—	400	108.29		—	—	1/3rd vested Jan 1, 2012
	1 Jan 11	81.60		800	—	400	108.29		—	400	1/3rd vested Jan 1, 2012
											1/3rd vested Jan 1, 2013
	23 Jun 11	80.03		1,200	—	400	108.29		—	800	1/3rd vested Jan 1, 2012
											1/3rd vested Jan 1, 2013
											1/3rd vests Jan 1, 2014
	23 Jun 11	80.03		2,400	—	800	108.29		—	1,600	1/3rd vested Jan 1, 2012
											1/3rd vested Jan 1, 2013
											1/3rd vests Jan 1, 2014
	30 Apr 12	91.40	#	—	1,200	1,200	77.61	##	—	—	May 9, 2012
NP Cole Jr	1 Jan 10	82.25		400	—	400	108.29		—	—	1/3rd vested Jan 1, 2012
	1 Jan 11	81.60		800	—	400	108.29		—	400	1/3rd vested Jan 1, 2012
											1/3rd vested Jan 1, 2013
	23 Jun 11	80.03		1,200	—	400	108.29		—	800	1/3rd vested Jan 1, 2012
											1/3rd vested Jan 1, 2013
											1/3rd vests Jan 1, 2014
	30 Apr 12	91.40	#		1,200	1,200	77.61	##	—	—	May 9, 2012
CL Coleman	1 Jan 10	82.25		400	—	400	108.29		—	—	1/3rd vested Jan 1, 2012
	1 Jan 11	81.60		800	—	400	108.29		—	400	1/3rd vested Jan 1, 2012
											1/3rd vested Jan 1, 2013
	23 Jun 11	80.03		1,200	—	400	108.29		—	800	1/3rd vested Jan 1, 2012
											1/3rd vested Jan 1, 2013
											1/3rd vests Jan 1, 2014
	30 Apr 12	91.40	#	—	1,200	1,200	77.61	##	—	—	May 9, 2012
K Dagdelen	1 Jan 11	81.60		800	—	400	108.29		—	400	1/3rd vested Jan 1, 2012
											1/3rd vested Jan 1, 2013
	23 Jun 11	80.03		1,200	—	400	108.29		—	800	1/3rd vested Jan 1, 2012
											1/3rd vested Jan 1, 2013
											1/3rd vests Jan 1, 2014
	30 Apr 12	91.40	#	—	1,200	1,200	77.61	##	—	—	May 9, 2012
RI Israel^	1 Jan 10	82.25		400	—	400	108.29		—	—	1/3rd vested Jan 1, 2012
	1 Jan 11	81.60		800	—	400	108.29		—	400	1/3rd vested Jan 1, 2012
											1/3rd vested Jan 1, 2013
	23 Jun 11	80.03		1,200	—	400	108.29		—	800	1/3rd vested Jan 1, 2012
											1/3rd vested Jan 1, 2013
											1/3rd vests Jan 1, 2014
J Mabunda Lioko^^	n/a	n/a		n/a	n/a	n/a	n/a		n/a	n/a	—

Directors	Date of award	Market price at date of award (US$)*		At 1 Jan 2012	Awarded in the year	Vested in the year	Market price at date vested (US$)*		Lapsed in the year	At 31 Dec 2012	Vesting
A Quinn	1 Nov 11	110.28		1,200	—	400	108.29		—	800	1/3rd vested Jan 1, 2012
											1/3rd vested Jan 1, 2013
											1/3rd vests Jan 1, 2014
	30 Apr 12	91.40	#	—	1,200	1,200	77.61	##	—	—	May 9, 2012
K Voltaire	1 Jan 10	82.25		400	—	400	108.29		—	—	1/3rd vested Jan 1, 2012
	1 Jan 11	81.60		800	—	400	108.29		—	400	1/3rd vested Jan 1, 2012
											1/3rd vested Jan 1, 2013
	23 Jun 11	80.03		1,200	—	400	108.29		—	800	1/3rd vested Jan 1, 2012
											1/3rd vested Jan 1, 2013
											1/3rd vests Jan 1, 2014
	30 Apr 12	91.40	#	—	1,200	1,200	77.61	##	—	—	May 9, 2012

*	NASDAQ Global Select Market closing price on date of award/vesting or if a public holiday, the preceding trading day.
**	The vesting of any tranches of the above awards is subject to the number of operational and financial targets being achieved.
#	As at April 27, 2012, the last preceding trading day on NASDAQ Global Select Market before the date of the award.
##	The NASDAQ Global Select Market closing price as at May 8, 2012, the last preceding day before the date of vesting. The date of vesting is the next clear day following the end of the company’s close period, after the 2012 annual general meeting.
^	Mr RI Israel did not stand for reappointment as a director at the 2012 shareholders’ annual general meeting on April 30, 2012. As at March 23, 2012, which is the last date Mr RI Israel made his shareholding available to the company Mr RI Israel held 41,163 ordinary shares in the company
^^	Mrs J Mabunda Lioko was appointed to the board on January 28, 2013.

Our Co-Investment Plan, approved by shareholders on May 4, 2011, rewards sustained performance relative to global peers over a three year period. To encourage longer-term alignment of executive director remuneration with shareholder interests, one third of any annual bonus earned is compulsorily deferred and paid in shares after three years under the Co-Investment Plan. Deferred bonuses are subject to clawback in the event of a misstatement of the financial statements and accounts on which they were based. An executive director may also choose to commit further shares to the Co-Investment Plan, up to 200% of base salary in the case of the chief executive officer and up to 100% of base salary in the case of the chief financial officer. Committed shares must be retained for three years and may be matched, based on our relative total shareholder return performance over three years against the HSBC Global Gold Index. If, after three years, the TSR performance of the company equals or exceeds the performance of the HSBC Global Gold Index, then the committed shares may be matched on a stepped scale, as shown in the table below. The maximum level of matching is one for one and is awarded for TSR performance of 10% per year (compounded) above the HSBC Global Gold Index. This is considered to be a stretching level of performance and the company’s remuneration committee considers this target to be challenging in the context of the company’s historical sustained outperformance of the market.

Three year TSR (performance per annum)

Level of matching on committed shares
Compound growth (per annum)	Awards made in 2011	Awards made in 2012	Awards made in 2013
Below the index	Nil	Nil	Nil
Equal to the index	0.5 for 1	0.4 for 1	0.3 for 1
Index +2%	0.6 for 1	0.52 for 1	0.44 for 1
Index +4%	0.7 for 1	0.64 for 1	0.58 for 1
Index +6%	0.8 for 1	0.76 for 1	0.72 for 1
Index +8%	0.9 for 1	0.88 for 1	0.86 for 1
Index +10%, or higher	1 for 1	1 for 1	1 for 1

Dr. D.M. Bristow committed 38,456 shares in 2011 and 28,843 shares in 2012, and was granted equal matching awards under the Co-Investment Plan. Mr. G.P. Shuttleworth committed 8,121 shares in 2011 and 6,462 shares in 2012, and was granted equal matching awards under the Co-Investment Plan (as shown in the table below). To the extent that the performance conditions are satisfied, the 2011 awards will vest after the expiration of the performance period on December 31, 2013 and the 2012 awards will vest after the expiration of the performance period on December 31, 2014.

Directors	Date of award	Market price at date of award (US$)*	At 1 Jan 2012	Awarded in the year	Vested in the year	Market price at date vested (US$)*	At 31 Dec 2012	Vesting**
DM Bristow	Jun 13, 11	76.53	38,456	—	—	—	38,456	Vests Jan 1, 2014
	Mar 16, 12	101.49	—	28,843	—	—	28,843	Vests Jan 1, 2015
GP Shuttleworth	Jun 13, 11	76.53	8,121	—	—	—	8,121	Vests Jan 1, 2014
	Mar 16, 12	101.49	—	6,462	—	—	6,462	Vests Jan 1, 2015

*	NASDAQ Global Select Market closing price on date of award/vesting or if a public holiday, the preceding trading day.
**	Vesting is subject to performance conditions.

On March 28, 2012, having satisfied the performance criteria set following the award of restricted shares granted in January 2009 and January 2010, 26,667 ordinary shares have been issued in favor of Dr. D.M. Bristow. On March 28, 2012, having satisfied the performance criteria set following the award of restricted shares granted in September 2009, 18,000 ordinary shares have been issued in favor of G. P. Shuttleworth.

The following tables set forth the aggregate compensation for each of the directors, firstly the executive directors and secondly the non-executive directors:

	Base Salary December 31,			Annual Bonus December 31,		Other Payments* December 31		Total December 31,
	2012 ($)		2011 ($)	2012 ($)	2011 ($)	2012 ($)	2011 ($)	2012 ($)	2011 ($)
Executive
D.M. Bristow (CEO)	1,500,000		1,500,000	2,580,243	3,096,000	2,625,706	2,106,390	6,705,949	6,702,390
G.P. Shuttleworth (CFO)	692,941	**	625,596	1,100,270	674,861	959,685	1,312,509	2,752,896	2,612,966
TOTAL	2,192,941		2,125,596	3,680,513	3,770,861	3,585,391	3,418,899	9,458,846	9,315,356

*	Other payments include expenses for restricted share awards and Co-Investment Plan awards which have been costed in accordance with IFRS 2, based on the valuation at the date of grant rather than the value of the awards that vested in the year. Vesting is subject to a number of vesting conditions which may or may not be achieved.
**	Mr G.P. Shuttleworth’s salary is paid in GBP. The effective exchange rate used to convert his pay to US dollars in the above table is US$1: GBP1.615.

	Fees December 31,		Other Payments December 31,		Total December 31,
	2012 ($)	2011 ($)	2012* ($)	2011 ($)	2012 ($)	2011 ($)
Non-Executive
P. Liétard	250,000	250,000	381,564	97,920	631,564	347,920
N.P. Cole Jr.	135,000	135,000	189,492	97,920	324,492	232,920
C.L. Coleman	120,000	120,000	189,492	97,920	309,492	217,920
K. Dagdelen	60,000	80,834	189,492	97,920	249,492	178,754
R.I. Israel☐	20,000	60,000	96,360	97,920	116,360	157,920
J. Mabunda Lioko☐☐	—	—	—	—	—	—
A.J. Quinn	85,000	14,167	189,492	—	274,492	14,167
K. Voltaire	125,000	125,000	189,492	97,920	314,492	222,920
TOTAL	795,000	785,001	1,425,384	587,520	2,220,384	1,374,521

*	Pursuant to the authority granted at the May 2011 annual general meeting, each non-executive director was awarded 1,200 restricted shares ($80.03 per share) effective June 23, 2011, with the chairman receiving an additional 2,400 restricted shares ($80.03 per share). One-third of these restricted shares vested on January 1, 2012, one-third vested on January 1, 2013 and the final one-third vests on January 1, 2014. These restricted share award grants have been costed in full in accordance with IFRS within the 2012 financial year. In addition, each non-executive director was awarded 1,200 shares ($77.61 per share) pursuant to the approval granted at 2012 shareholders annual general meeting on April 30, 2012, which vested immediately and have also been fully costed. Going forward, other payments are expected only to consist of the annual 1,200 award to each non-executive.
☐	Mr. R.I. Israel did not stand for reappointment as a director at the 2012 shareholders annual general meeting on April 30, 2012.
☐☐	Mrs. J. Mabunda Lioko was appointed to the board on January 28, 2013.

The executive directors do not receive any benefits in kind and the only long term incentive schemes in which they are entitled to participate are our Restricted Share Scheme and Co-Investment Plan.

The high and low share prices for our ordinary shares for 2012 on the London Stock Exchange were (pounds sterling) £77.75 and (pounds sterling) £45.96, respectively, and our high and low price for our ADSs on the NASDAQ Global Select Market were $126.88 and $73.13, respectively. The ordinary share price on the London Stock Exchange and the price of an ADS on the NASDAQ Global Select Market at December 31, 2012, the last day of trading, were (pounds sterling) £59.50 and $99.21, respectively.

The total number of awards of restricted shares granted at February 28, 2013, including shares subject to vesting conditions, held by executive officers were as follows:

Name	Number of Awarded Shares
J. Steele	50,000
W. Jacobs	30,000
S. Touré	30,000
M.A. Welsh	12,000

Proposed Career Award of Restricted Shares to Dr. D.M. Bristow

At the company’s 2013 annual general meeting, the board intends to seek shareholder approval for the grant of a one-off, performance-related award of ‘career shares’ to our chief executive officer, Dr. D.M. Bristow.

If approved, the award will be granted over such number of ordinary shares as have a market value on the date of grant equal to $4,000,000 (as determined by reference to the price of our shares on the NASDAQ Global Select Market) and the date of grant will be as soon as practicable following the 2013 annual general meeting. The award would vest subject to the achievement of specific performance milestones related to the successful delivery of the company’s gold mine project at Kibali, the group’s aggregate gold production, and the requirement that Dr. D.M. Bristow continues to hold office or employment with the company for a period of at least three years.

C. BOARD PRACTICES

Directors’ Terms of Employment

We have entered into contracts of employment with Dr. D.M. Bristow and Mr. G.P. Shuttleworth with a notice period of 6 months.

We have entered into letters of appointment with our non-executive directors. Each director is subject to re-election annually by our shareholders in accordance with the provisions of the 2010 UK Corporate Governance Code.

Board of Directors Committees

The board has established and delegated specific roles and responsibilities to three committees and three management committees to assist with the execution of its mandate and in order to ensure good corporate governance. The standing committees comprise an audit committee, a remuneration committee and a governance and nomination committee, all of which are chaired by independent non-executive directors. The audit, remuneration, and governance and nomination committees are comprised of non-executive directors. The management committees comprise the executive committee, the environmental and social committee, both chaired by the chief executive officer and the treasury committee, chaired by the chief financial officer.

Meetings of the board committees are held quarterly and members of the executive committee are regular attendees at board and committee meetings by invitation. Several members of the management team attend meetings of committees whose roles and responsibilities are relevant to their job functions.

The board and management have been following the developments in corporate governance requirements and best practice standards, and as these have evolved we have responded in a positive and proactive way by assessing our practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practice standards.

Audit Committee

Membership of the audit committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act and the guidelines of the UK Corporate Governance Code. The audit committee is comprised of three independent non-executive directors. The members of the audit committee are Dr. K. Voltaire (chairman), Mr. C.L. Coleman and Mr. A.J. Quinn. All three members of the committee have considerable financial knowledge and experience to help oversee and guide the board and us in respect of the audit and corporate governance functions.

The board has adopted terms of reference which provides that each member of the audit committee must be unrelated to and independent from us as determined by the board in accordance with the applicable requirements of the laws governing us, the applicable stock exchanges on which our securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and the Sarbanes-Oxley Act requires that the board, on an annual basis, identify a financial expert from within its ranks. The board determined that Dr. K. Voltaire, the current chairman of the audit committee, is the board’s financial expert.

The board adopted the audit committee’s terms of reference on March 9, 2012 and following a review by the audit committee on January 27, 2013, the audit committee agreed its terms of reference did not require to be amended. The committee’s mandate, as delegated by the board, is to provide advice for the board regarding its oversight responsibilities and its duties, roles and responsibilities include the following:

•	Monitoring the integrity of the financial statements and formal announcements relating to the group’s financial performance and reviewing significant financial and other reporting judgments.

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

•	Developing, implementing and maintaining a policy on the engagement of the group’s external auditors’ supply of non-audit services.

•	Reporting to the board any matters which have been identified that the committee consider need to be considered, actioned or improved upon.

•	Monitoring the group’s compliance with legal and regulatory requirements including ensuring that effective procedures are in place relating to the group’s whistle-blowing and anti-corruption policies.

The audit committee also reviews the scope of work carried out by the external auditors and holds discussions with the external auditors at least twice a year.

The audit committee is responsible for reviewing all financial statements prior to approval by the board, all other disclosures containing financial information and all management reports which accompany any financial statements. The audit committee is also responsible for approval of internal audit plans and for considering and approving the audit strategy and approach of the external auditor, any recommendation affecting the company’s internal controls, the results of internal and external audits and any changes in accounting practices or policies.

In addition, the audit committee is responsible for assessing management’s programs and policies relating to the adequacy and effectiveness of internal controls over our accounting and financial systems. The audit committee reviews and discusses with the chief executive officer and the chief financial officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The audit committee is also responsible for recommending to the board the external auditor to be nominated for shareholder approval who will be responsible for auditing the financial statements and completing other audit, review or attestation services. The audit committee also recommends to the board the compensation to be paid to the external auditor and directly oversees its work. Our external auditor reports directly to the audit committee. The audit committee reports directly to the board of directors.

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

Our internal audit function plays a critical role in the functioning of the audit committee with the head of internal audit reporting directly to the committee with an administrative line to the chief financial officer. The group’s internal control processes and systems are monitored by the group’s internal audit function. In 2012, a formal internal audit plan which was approved by the audit committee, was executed across the group’s operations using internal resources and supplemented through the engagement of external practitioners upon specified terms. The head of internal audit has unrestricted access to both the chief executive officer and the chief financial officer, the board chairman and the chairman of the audit committee and is invited to attend and present on the activities of the internal audit function at all meetings of the audit committee. The board is confident that the unfettered access of the internal audit function to key board members and the direct and regular reporting to the audit committee enables the function to discharge its duties as required by law and in fulfillment of its obligations to the company. In addition, the audit committee meets regularly with internal and external auditors without the presence of management.

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

The governance and nomination committee reviews our corporate governance and sets out the framework in which such policies are established to guide our operations and activities. The governance and nomination committee is guided by its terms of reference, which was updated in January 2012, to incorporate principles from the UK Corporate Governance Code. In addition, the committee at the request of the board, interviews and recruits any future board members. The members of the governance and nomination committee are Messrs. P. Liétard (chairman), N.P. Cole, Jr., C.L. Coleman and Dr. K. Dagdelen.

The governance and nomination committee’s responsibilities include:

•	reviewing the structure, size and composition of the board and making recommendations to the board with regard to any desired changes;

•	identifying, evaluating and recommending, for board approval, candidates to fill board vacancies as and when they arise;

•	making recommendations to the board with regard to membership of the audit and remuneration committees and any other of the board’s committees in consultation with the chairmen of these committees;

•	making recommendations on the constitution of the board to ensure there is a balanced board in terms of skills, knowledge, independence and experience;

•	succession planning for directors and other senior executives;

•	assessing a director’s potential conflict of interest situations and making recommendations in this regard to the board; and

•	making recommendations to the board concerning suitable candidates for the role of senior independent director.

D. EMPLOYEES

At the end of each of the past three years, the breakdown of employees, including our subsidiaries by main categories of activity was as follows:

At December 31,	2010	2011	2012
Gounkoto	—	12	53
Morila	352	324	415
Loulo	486	521	600
Tongon	283	410	493
Kibali	245	139	181
Total Operations	1,366	1,406	1,742
Corporate, capital and exploration	223	293	306
Total	1,589	1,699	2,048

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

No options were awarded to staff in terms of the Employee Share Option Scheme during 2012.

Restricted Share Scheme

On July 28, 2008, our shareholders approved the creation of a restricted share scheme for employees and executive directors. At that time, the board elected to limit eligibility for awards to executive directors. The board subsequently decided that all employees would be eligible to receive restricted shares. The aggregate number of shares available for issuance under the restricted share scheme may not exceed 5% of our issued share capital. The awards of shares under the restricted share scheme are subject to the attainment of performance criteria agreed with the remuneration committee.

Co-Investment Plan

Our Co-Investment Plan, approved by shareholders on May 4, 2011, rewards sustained performance relative to global peers over a three year period.

To encourage longer-term alignment of executive director remuneration with shareholder interests, one third of any annual bonus earned is compulsorily deferred and paid in shares after three years under the Co-Investment Plan. Deferred bonuses are subject to clawback in the event of a misstatement of the financial statements and accounts on which they were based. An executive director may also choose to commit further shares to the Co-Investment Plan, up to 200% of base salary in the case of the chief executive officer and up to 100% of base salary in the case of the chief financial officer. Committed shares must be retained for three years and may be matched, based on our relative total shareholder return performance over three years against the HSBC Global Gold Index.

The Board, in its discretion, may grant awards under this Plan to any of our employees, including any executive director, who is required to devote substantially the whole of his working time to his employment or office, provided that the employee agrees to retain shares for three years, as described above. In 2012, the board decided to extend the scheme to senior managers of the company.

Item 7. Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

As of February 28, 2013, our issued share capital consisted of 92,184,087 ordinary shares with a par value of $0.05 per share. To our knowledge we are not, directly or indirectly, owned or controlled by another corporation, any foreign government or other person.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 28, 2013, by:

•	Any person of whom the directors are aware that is interested directly or indirectly in 3% or more of our ordinary shares;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of February 28, 2013, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person.

Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE2 4WJ, Channel Islands.

	Shares Beneficially Owned
Holder	Number	%
D.M. Bristow (1)	706,065	0.76
G.P. Shuttleworth (2)	39,938	0.0433
N.P. Cole Jr.	7,727	0.0083
C. L. Coleman	7,000	0.0075
K. Dagdelen	3,200	0.0034
P. Liétard	38,827	0.0421
A.J. Quinn (3)	2,600	0.0028
K. Voltaire	7,727	0.0083
J. Mabunda Lioko	—	—
BNY (Nominees) Limited (4) One Canada Square, London E14 5AL	49,136,944	53.30
Wells Fargo & Company (5) 420 Montgomery Street,San Francisco, CA 94104	5,136,744	5.62
FMR LLC (6) 82 Devonshire Street, Boston, MA 02109	4,931,615	5.361
BlackRock Inc. (7) 40 East 52nd Street New York, NY 10022	13,290,771	14.45
Van Eck Associates Corporation (8) 335 Madison Ave, 19th Floor New York, NY 10017	6,627,558	7.2
Directors and executive officers (9)

(1)	Dr. D.M. Bristow’s shareholding increased by 26,667 ordinary shares effective March 28, 2012, having satisfied the performance criteria of restricted shares granted in 2009 and 2010, and by 13,334 ordinary shares effective January 14, 2013, having satisfied the performance criteria of restricted shares granted in 2010.
(2)	G.P. Shuttleworth’s shareholding increased by 18,000 ordinary shares effective September 5, 2012, having satisfied the performance criteria of restricted shares granted in 2009.
(3)	Mr. A.J. Quinn acquired an additional 600 ordinary shares at a price of $91.879 on March 22, 2012.
(4)	Shares held by BNY (Nominees) Limited are held for and on behalf of our ADS holders.
(5)	Wells Fargo & Company reported in its Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2013 that its beneficial ownership in us amounted to 5,136,744 ordinary shares (5.62%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited. Wells Fargo & Company reported that it has shared voting power with respect to 5,156,612 shares and shared dispositive power with respect to 8,870,204 shares.
(6)	FMR LLC reported in its Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2013 that its beneficial ownership in us amounted to 4,931,615 ordinary shares (5.361%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited. FMR LLC reported that it has sole power to vote or direct the vote of 1,898,574 shares and sole power to dispose or direct the disposition of 4,931,615 shares.
(7)	BlackRock Inc. reported in its Schedule 13G/A filed with the Securities and Exchange Commission on January 11, 2013 that its beneficial ownership in us amounted to 13,290,771 ordinary shares (14.45%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.
(8)	Van Eck Associates Corporation reported in its Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2013 that its beneficial ownership in us amounted to 6,627,558 ordinary shares (7.2%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.
(9)	No director or executive officer beneficially owns in excess of 1% of the outstanding ordinary shares.

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by our other shareholders.

As of February 28, 2013, there were 5 record holders of our ordinary shares in the United States, holding an aggregate of 4,267 ordinary shares or 0.004531%.

As of February 28, 2013, there were 58 record holders of our ADSs in the United States, holding an aggregate of 49,136,944 ADSs or 100%.

B. RELATED PARTY TRANSACTIONS

Other than as referred to below, none of our directors, officers or major shareholders or, to our knowledge, their families, had any interest, direct or indirect, in any transaction during the last fiscal year or in any proposed transaction which has affected or will materially affect us or our investment interests or subsidiaries. Refer to note 23 of our consolidated financial statements for details provided on related party transactions that existed on December 31, 2012.

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

	Price Per Ordinary Share		Price Per ADS
Financial Period Ended	High(£)	Low (£)	High ($)	Low ($)
December 31, 2012	77.75	45.96	126.88	73.13
December 31, 2011	75.55	44.25	119.44	71.47
December 31, 2010	66.55	42.09	105.12	67.29
December 31, 2009	53.45	25.10	88.45	36.76
December 31, 2008	30.00	15.57	55.65	23.45

	Price Per Ordinary Share		Price Per ADS
Calendar Period	High (£)	Low (£)	High ($)	Low ($)
2013
First Quarter (through February 28, 2013)	62.75	53.90	100.73	81.87
2012
Fourth Quarter	77.75	53.90	124.98	96.29
Third Quarter	76.15	54.10	123.71	83.73
Second Quarter	60.35	45.96	94.43	73.13
First Quarter	75.65	53.70	118.01	86.96
2011
Fourth Quarter	75.55	61.25	119.44	92.61
Third Quarter	72.15	51.55	113.74	82.69
Second Quarter	53.60	45.80	87.84	74.39
First Quarter	52.35	44.25	83.24	71.47

	Price Per Ordinary Share		Price Per ADS
Calendar Month	High (£ )	Low (£)	High ($)	Low ($)
2013
February	62.75	53.90	98.39	81.87
January	62.45	57.80	100.73	92.27
2012
December	66.65	59.50	105.44	96.29
November	74.35	63.50	121.74	100.94
October	77.75	72.50	126.88	117.09
September	76.15	63.95	123.71	101.65

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

The authorized share capital is $6,000,000 divided into 120,000,000 ordinary shares of $0.05 each, of which 92,184,087 were issued as at February 28, 2013 and 27,815,913 were available for issue.

Details of our Memorandum and Articles of Association are provided below.

Memorandum of Association

Clause 2 of our Memorandum of Association provides that we shall have unrestricted corporate capacity.

Changes in Capital or Objects and Powers

Subject to the Companies (Jersey) Law (the “1991 Law”) and our Articles of Association, we may by special resolution at a general meeting:

•	increase our authorized or paid up share capital;

•	consolidate and divide all or any part of our shares (whether issued or not) into shares of a larger amount;

•	sub-divide all or any part of our shares into shares of smaller amount than is fixed by our Memorandum of Association;

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

•	reduce the authorized share capital;

•	reduce our issued share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way; or

•	alter our Memorandum of Association or Articles of Association.

Articles of Association

We last adopted a new set of Articles of Association by special resolution passed at the annual general meeting on May 3, 2011. The changes that were made to the Articles of Association update certain of the provisions in order to reflect a modern set of articles that a London Stock Exchange listed company should have. In addition, the changes were made to reflect new requirements imposed by the United Kingdom Listing Authority on “premium listed” companies.

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

The Board has a discretion under the Articles of Association to pay dividends in a currency other than US dollars.

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

The Articles of Association contain pre-emption rights. Before allotting any Equity Securities (as defined in the Articles of Association) such Equity Securities are to be offered to holders of ordinary shares on the same or more favorable terms and in the same proportion of those shares in nominal value held by the holder of the ordinary shares. Equity Securities shall not be allotted unless the period during which any such offer may be accepted by the relevant current holders has expired or we have received notice of the acceptance or refusal of every offer made to holders. Pre-emption rights do not apply where a shareholder has renounced his right for those allotted shares, shares are to be allotted under an Employee Share Scheme, shares are to be allotted otherwise for cash or the allotment is in relation to an issue of bonus shares. Shareholders must have a period of at least fourteen days in which to accept the offer and the offer may not be withdrawn within this period. The pre-emption rights may be disapplied by a special resolution for the allotment of Equity Securities wholly for cash either generally or in respect of a specific allotment where the authority granted pursuant to the special resolution is for a certain period of time. A proposed special resolution disapplying the pre-emption rights must be recommended by the directors who must give the shareholders their reasons for making the recommendations and if known, the amount to be paid to us in respect of the Equity Securities to be allotted.

Interests in Shares

We can give notice to any person who is interested in shares or who has been interested in the shares at any time during the three years preceding the date on which the disclosure notice is issued. If the interested party holds less than 0.25% of shares in a class and does not provide the information requested by us within a reasonable time, the shareholder shall not be entitled to attend or vote at any general meeting. If the interested party holds at least 0.25% of shares in a class and does not provide the information requested by us within a reasonable time, the shareholder shall not be entitled to (i) attend or vote at any general meeting; (ii) receive dividends; (iii) be allotted shares in lieu of dividends; and (iv) transfer shares. Notwithstanding these prohibitions, the interested party can still trade his shares on the London Stock Exchange.

The Articles of Association provide that if at any time we have a class of shares admitted to trading on the London Stock Exchange, we must comply with the vote holder and issuer notification rules set out in Rule 5 of the UK Disclosure Rules and Transparency Rules (‘DTRs’), which shall apply to us and our shareholders. Shareholders have to make notifications of changes in major shareholdings. Sanctions imposed where the provisions of Rule 5 of the DTRs are not followed included suspension of voting and/or dividend rights.

Directors obliged to notify us of their shareholding in the Company

The Articles of Association incorporate the requirements of Rule 3 of the DTR and directors are obliged to notify us of their shareholding. A director is also required to notify us of any increase in the number of shares it holds and if it disposes of any shares. Notification must also be given by a director where he has entered into an option or warrant to acquire or dispose of shares. The notification obligation is quite wide as it also extends to any shares held by a director’s spouse or civil law partner; child or step-child, and any of their siblings; and any relative of a director who has shared the same household with the Director over 12 months preceding the director’s appointment. A director is also required to notify us if he or any of his family members’ hold 33% of the voting rights of a corporate entity. We are also under an obligation to use our reasonable endeavors to procure that the directors and those discharging managerial responsibilities and their connected persons comply with Rule 3 of the DTRs.

Meetings of the Board of Directors

Any director may, and the secretary at the request of a director shall, call a board meeting at any time. Notice is deemed to be duly given to a director if it is given to him personally, by word of mouth, by electronic communication or in writing. A director may waive this notice requirement, either prospectively or retrospectively.

Subject to our Articles of Association the board of directors may meet for the conducting of business, adjourn and otherwise regulate its proceedings as it sees fit. The quorum necessary for the transaction of business may be determined by the board of directors and unless otherwise determined shall be two directors. A duly convened meeting of the board of directors at which a quorum is present is necessary to exercise all or any of the board’s authorities, powers and discretions.

The board of directors may delegate to any director holding an executive office any of its powers, authorities and discretions for such time, on such terms and subject to such conditions as it sees fit. In particular, it may grant the power to sub-delegate and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the director. Such delegation can be revoked at any time or its terms and conditions altered. The board of directors may also delegate any of its powers, authorities and discretions for such time and on such terms and subject to such conditions as it sees fit to any committee consisting of one or more directors (if thought fit) one or more other persons, or to a person who need not be a director. The powers, authorities and discretions that the board of directors may delegate, may include all powers and discretions whose exercise involves or may involve the payment of remuneration or the conferring of any other benefit on all or any of the directors.

Any person, committee or sub-committee to whom the board of directors has delegated powers, shall in exercising such powers conform to any regulations or charters which may from time to time be imposed by the board and which may provide for members of the committee who are not directors to have voting rights as members of the committee / sub-committee but so that (a) the number of members who are not directors shall not be less than one-half of the total number of members of the committee / sub-committee and (b) no resolution of the committee / sub-committee shall be effective unless a majority of the members of the committee / sub-committee present throughout the meeting are directors.

The Articles of Association contain provisions setting out in general terms the power of the Board to delegate its powers.

Remuneration of Directors

Our directors shall be entitled to receive by way of fees for their services as directors any sum that we may from time to time determine, not exceeding in aggregate $750,000 per annum or any other sum as we, by ordinary resolution in a general meeting, shall from time to time determine. That sum, unless otherwise directed by ordinary resolution of us by which it is voted, shall be divided among the non-executive directors in the proportions and in the manner that the board determines or, if the board has not made a determination, equally. The directors are entitled to be repaid all traveling, hotel and other expenses properly incurred by them in or about the performance of their duties as directors. The shareholders will be asked at the annual general meeting of the company in April 2013 to approve the increase of the $750,000 per annum amount to $1 million.

Subject to the 1991 Law, the Articles of Association and the requirements of the London Stock Exchange and any other relevant stock exchange, the board of directors may now arrange for part of a fee payable to a director to be provided in the form of fully-paid shares in our capital. The amount of the fee payable will be at the board’s discretion and shall be applied in the purchase or subscription of shares on behalf of the relevant director. In the case of a subscription of shares, the subscription price per share shall be deemed to be the closing middle-market quotation for a fully paid share of the Company of that class as published in the Daily Official List of the NASDAQ Global Select Market (or such other quotation derived from such other source as the board of directors may deem appropriate) on the day of subscription.

The salary or remuneration of any director appointed to hold any employment or executive office may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the board of directors, and may be in addition to or in lieu of any fee payable to him for his services as director.

Pensions and Gratuities for Directors

We may exercise all of our powers to provide and maintain pensions, other retirement or superannuation benefits, death or disability benefits or other allowances or gratuities for persons who are or were directors of any company in our group and their relatives or dependents. For this purpose, the board of directors may establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums.

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

•	a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy for the benefit of directors or for the benefit of persons including directors.

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

In accordance with the Articles of Association directors are to retire and offer themselves for re-election (should they chose to do so) at each annual general meeting of the company.

Directors do not have power to appoint alternate directors.

Untraced Shareholders

The provisions governing untraced shareholders and the power of sale have been updated in the new Articles of Association. Subject to the Companies (Uncertificated Securities) (Jersey) Order 1999, we may sell any of our shares registered in the name of a shareholder remaining untraced for 12 years who fails to communicate with us following advertisement of an intention to make such a disposal. Until we can account to the shareholder, the net proceeds of sale will be available for use in our business or for investment, in either case at our discretion. The proceeds will not carry interest and we are not required to account for money earned on it.

CREST

The Companies (Amendment No. 4) (Jersey) Law 1998 and the Companies (Uncertificated Securities) (Jersey) Order 1999 allow the holding and transfer of shares under CREST, the electronic system for settlement of securities in the United Kingdom. Our Articles of Association provide for our shares to be held in uncertificated form in accordance with the Companies (Uncertificated Securities) (Jersey) Order 1999.

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

Jersey Law and Our Memorandum and Articles of Association

The content of our Memorandum and Articles of Association is largely derived from an established body of corporate law and therefore they mirror the 1991 Law. Jersey company law draws very heavily from company law in England and there are various similarities between the 1991 Law and the English Companies Act 2006. However, the 1991 Law is considerably shorter in content than the English statutes and there are some notable differences between English and Jersey company law. There are, for example, no provisions under Jersey law or regulations (as there are under English law or regulations):

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

C. MATERIAL CONTRACTS

1. Executive Service Agreement between Randgold Resources Limited and Dennis Mark Bristow, dated June 13, 2011, as amended by the Variation to the Service Agreeement between Randgold Resources and Dennis Mark Bristow dated Jauary 28, 2013.

We entered into an employment contract with Dr. Bristow in respect of his position as Chief Executive Officer. Pursuant to the employment contract, Dr. Bristow’s employment will continue for an indefinite period unless terminated by either party upon not less than six months’ prior written notice. The employment contract provides that Dr. Bristow’s salary is $1,575,000 per annum, subject to review by the board of directors annually. In addition, the employment contract provides that Dr. Bristow is eligible to participate in the Randgold Resources Limited Annual Bonus Plan, and that the board of directors will consult with Dr. Bristow with respect to the establishment of performance targets and goals under the Bonus Plan.

2. Executive Service Agreement between Randgold Resources Limited and Graham P. Shuttleworth, dated June 13, 2011, as amended by the Variation to the Executive Service Agreement between Randgold Resources and Graham P. Shuttlworth dated January 28, 2013.

We entered into an employment contract with Mr. Shuttleworth in respect of his position as Chief Financial Officer. Pursuant to the employment contract, Mr. Shuttleworth’s employment will continue for an indefinite period unless terminated by either party upon not less than six months’ prior written notice. The employment contract provides that Mr. Shuttleworth’s salary is £472,000 per annum, subject to review by the board of directors annually. In addition, the employment contract provides that Mr. Shuttleworth is eligible to participate in the Randgold Resources Limited Annual Bonus Plan, and that the board of directors will consult with Mr. Shuttleworth with respect to the establishment of performance targets and goals under the Bonus Plan.

3. Establishment Convention between the Government of the Republic of Mali and Société des Mines de Gounkoto SA, dated March 21, 2012.

The purpose of the Establishment Convention is to establish the general, economic, legal, administrative, financial, tax and labor conditions under which Société des Mines de Gounkoto SA will carry out development work and the mining of deposits located within the mining permit area which it has been awarded by the State of Mali. Pursuant to this Establishment Convention the issued capital of Société des Mines de Gounkoto SA shall be divided between the State of Mali and Randgold Resources (Gounkoto) Limited in the following proportions: 20% to the State of Mali and 80% to Randgold Resources (Gounkoto) Limited. The State of Mali’s 20% interest in the capital of Société des Mines de Gounkoto SA shall include the free interest of 10% of shares as laid down in the Malian mining code. No financial contribution shall be asked of the State of Mali in terms of this 10% free interest which shall not be diluted even if the issued capital is increased. The duration of the Establishment Convention is for a maximum period of 30 years from when it came into effect, however it may be terminated earlier by written agreement of the parties.

4. Toll Treatment Agreement, dated June 1, 2011, between Société des Mines de Gounkoto SA and Société des Mines de Loulo SA.

Pursuant to the Toll Treatment Agreement, it is agreed that Somilo will process the ore from Gounkoto at the metallurgical complex at Loulo. For the duration of the Toll Treatment Agreement, Somilo shall charge Société des Mines de Gounkoto SA as follows: (i) plant costs shall be calculated at the actual Loulo metallurgical rate per tonne milled, including engineering costs, plus a mark-up of 3%, multiplied by the calculated Gounkoto tonnage as measured in accordance with the agreement, (ii) general and administration costs shall be calculated at the actual Loulo general and administration rate per tonne milled, including outside engineering costs, including a mark-up of 3% multipled by the calculated Gounkoto tonnage as measured in accordance with the agreement, (iii) a plant usage fee shall be charged at a rate equal to the depreciation rate for the Loulo plant expressed as cost per tonne milled and (iv) where costs are incurred by Somilo on behalf of Société des Mines de Gounkoto SA which are not covered in the cost per tonne milled, such costs shall be charged to Société des Mines de Gounkoto SA by Somilo at cost. The Toll Treatment Agreement shall terminate May 30, 2031, however the parties may terminate the agreement by mutual agreement on six months’ notice or a shorter period of time as may be agreed by the parties.

5. Appointment letters with our non-execute directors: (i) Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Andrew Quinn, (ii) Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Christopher Coleman, (iii) Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Kadri Dagdelen, (iv) Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Karl Voltaire, (v) Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Norborne Cole Jr., (vi) Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Philippe Liétard and (vii) Appointment Letter, dated January 28, 2013, between Randgold Resources Limited and Jeanine Mabunda Lioko.

Pursuant to the appointment letters with the non-executive directors, each non-executive director’s appointment as a non-executive director is contingent upon re-election at the forthcoming annual general meetings and the appointment is terminable by either party upon three months’ notice. The appointment letters provide that a non-executive director is entitled to receive a fee of $50,000 per year (payable half yearly in arrears). In addition, if a non-executive director is appointed to serve on a board committee, the fees payable will be as follows: Audit Committee—$35,000 per year; Remuneration Committee—$25,000 per year, Nomination & Governance Committee—$10,000 per year and the chairman of a board committee is entitled to receive an additional premium to the committee assignment fee of $15,000 per year. Each non-executive director shall receive 1,200 ordinary shares in the company per year subject to approval of shareholders at the company’s annual general meeting. Mr. Cole’s appointment letter provides that in addition, as the appointed senior independent director and in lieu of any committee assignment fee, he will receive an additional $85,000. Mr. Liétard’s appointment letter provides that he will receive $50,000 per year which is paid in conjunction with an additional sum for the chairman of $200,000 in lieu of any committee assignment fees.

6. Deeds of indemnity: (i) Deed of Indemnity, dated April 30, 2012, between Randgold Resources Limited and Andrew Quinn, (ii) Deed of Indemnity, dated January 28, 2013, between Randgold Resources Limited and Jeanine Mabunda Lioko.

We entered into a deed of indemnity with Andrew Quinn pursuant to which the company shall indemnify Mr. Quinn for claims, liabilities, costs charges, expenses or losses which may be made against him or which he may incur as a result of his directorship, subject to certain exclusions and limitations.

We entered into a deed of indemnity with Mrs. Jeanine Mabunda Lioko pursuant to which the company shall indemnify Mrs. Mabunda Lioko for claims, liabilities, costs charges, expenses or losses which may be made against her or which she may incur as a result of her directorship, subject to certain exclusions and limitations.

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

Currently, there is no double tax treaty or similar convention between the US and Jersey although Jersey is in negotiations with the US to enter into an intergovernmental agreement with the US regarding the US Foreign Account Tax Compliance Act.

Goods and Services Tax

Jersey has a tax on goods and services supplied in the island (“GST”). GST is not chargeable on supplies of goods and/or services made by us outside of Jersey and we will only incur GST on goods and/or services provided to us by GST registered businesses in Jersey.

Taxation of Dividends

Dividends are declared and paid gross in US dollars although under the Articles of Association, dividends may be payable in a currency other than US dollars. Under the existing Jersey law, payments in respect of the ordinary shares and ADSs, whether by dividend or other distribution paid to shareholders (other than to residents in Jersey), will not be subject to any taxation in Jersey and no withholding in respect of taxation will be required on those payments to any holder of our ordinary shares or ADSs.

Prior to 2012, the Income Tax Law made provision for the taxation of an individual who is a shareholder or ultimate beneficial owner resident in Jersey who owns 2% or more of the shares of a company resident in Jersey or with a permanent establishment in Jersey, however with effect from 1 January 2012 these rules have been repealed. New anti-avoidance rules came into force from January 1, 2013 which extend the range of what is a potentially taxable distribution to Jersey resident shareholders and this may now include repayment of loan principal, proceeds received in the course of winding up, share repurchase/redemption, etc.

Taxation of Capital Gains and Estate and Gift Tax

Under current Jersey law, there are no death or estate duties, capital gains, gift, wealth, inheritance or capital transfer taxes. No stamp duty or other transfer tax is levied in Jersey on the issue or transfer of ordinary shares or ADSs unless such transfer conveys the right to occupy Jersey land. Probate Stamp Duty (“PSD”) is charged on the application for Grants of Probate and Letters of Administration. For individuals domiciled in Jersey, the whole of their estate is subject to PSD, while for individuals domiciled outside of Jersey, just their Jersey situs assets (including shares in Jersey companies) are subject to PSD. The current rates of PSD are:

a.	on estates which do not exceed £10,000 no PSD is due;

b.	on estates of more than £10,000, but which do not exceed £100,000, PSD is due at the rate of 0.5%; and

c.	on estates of more than £100,000, PSD of £500 is due in respect of the first £100,000 of value and then 0.75% on the value of the estate exceeding £100,000, however total PSD may not exceed £100,000.

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

This summary has no binding effect or official status of any kind; there can be no assurance that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

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

In addition, this summary does not address the effect of any applicable US state, local or non-US tax laws or any federal estate or gift tax consequences, does not consider the tax treatment of persons who own our ordinary shares or ADSs through a partnership or other pass-through entity, and deals only with ordinary shares or ADSs held by US holders as “capital assets” as defined in Section 1221 of the Code. If a partnership (including for this purpose, any entity treated as a partnership for US Federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

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

Individual US holders are eligible for reduced rates of US Federal income tax (currently at a maximum rate of 20%) in respect of “qualified dividend income”. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met and either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty which provides for the exchange of information. For this purpose, ADSs listed on the NASDAQ exchange are considered to be readily tradable on an established securities market in the United States. Therefore, we currently believe that dividends paid with respect to our ordinary shares and ADSs will constitute qualified dividend income for US federal income tax purposes, provided the individual US holders of our shares and ADSs meet certain holding period requirements. However, if we are a passive foreign investment company, as discussed below under the heading “Passive Foreign Investment Company Rules”, in the taxable year of the distribution or the preceding tax year, the dividends paid with respect to our ADSs will not constitute qualified dividend income. US holders should consult their own tax advisors regarding the classification of any distributions from us as qualified dividend income.

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

Additional Medicare Tax

For taxable years beginning after December 31, 2012, US holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to an additional 3.8% Medicare contribution tax on unearned income, including, among other things, cash dividends on, and capital gains from the sale or other taxable disposition of, our ordinary shares or ADSs, subject to certain limitations and exceptions. US holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares or ADSs.

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

We believe that we currently are not a PFIC and do not expect to become a PFIC in 2013. However, there is significant uncertainty in the application of the PFIC rules to mining enterprises such as ourselves as a result of the interplay of several sets of tax rules. In addition, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, the market price of our ordinary shares, and the amount and type of our gross income, there can be no assurance that we will not become a PFIC in the future or that the US Internal Revenue Service will agree with our conclusion that we are not a PFIC now.

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

A US holder who beneficially owns stock in a PFIC may be required to file an annual information return on Internal Revenue Service (“IRS”) Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund). The US Treasury and IRS continue to issue new guidance regarding these information reporting requirements. US holders should consult their own tax advisors regarding the application of the information reporting rules to our ADSs or ordinary shares and how they may apply to their particular circumstances.

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

Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs owned by us, a US holder may continue to be subject to the PFIC rules described above with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for US Federal income tax purposes. US holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Material United Kingdom Tax Considerations

The following statements do not constitute tax advice and are intended as a general guide only to the U.K. tax position under current U.K. tax legislation, and published HM Revenue & Customs (“HMRC”) practice as at the date of this document, both of which are subject to change at any time, possibly with retrospective effect. These statements deal only with the position of shareholders who are resident (and, in the case of individuals only, ordinarily resident and domiciled, although with effect from April 6, 2013 the concept of ordinarily resident will cease to exist) solely in the U.K. for tax purposes (except where the position of a non-U.K. tax resident shareholder is expressly referred to), who hold their ordinary shares or ADSs as an investment and who are the absolute beneficial owners of the ordinary shares or ADSs and of all dividends of any kind paid in respect of them in circumstances where the dividends paid are regarded for U.K. tax purposes as that person’s own income (and not the income of some other person). The tax position of certain categories of shareholders who are subject to special rules (such as persons acquiring their shares or ADSs (or deemed to acquire their shares or ADSs) in connection with an employment or office, dealers in securities, insurance companies and collective investment schemes and shareholders owning 10% or more of the ordinary shares or voting power, rights to profit or capital of the company) is not considered. Any shareholder who is in doubt as to their tax position regarding the acquisition, ownership or disposal of their ordinary shares or ADSs, or who are subject to tax in a jurisdiction other than the U.K., should consult their own independent tax adviser.

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

From April 6, 2010 a tax rate of 50% (reducing to 45% from April 6, 2013) for taxable income above £150,000 was introduced. Dividends that fall into the 50% (45% from April 6, 2013) tax bracket will be liable to income tax at a rate of 42.5% (37.5% from April 6, 2013) of the Gross Dividend. Any tax credit will be set against, but not fully match, the shareholder’s tax liability on the Gross Dividend and such shareholder will have to account for additional income tax equal to 32.5% (27.5% from April 6, 2013) of the Gross Dividend (this equates to 36.1% (30.6% from April 6, 2013) of the cash dividend received) to the extent that the Gross Dividend, when treated as the top slice of the shareholder’s income, falls above the threshold for the 50%/45% rate of tax.

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

The first £10,600 of an individual’s net chargeable gains are exempt. The balance is taxed at 18% for gains that fall within the individual’s otherwise unused basic rate income tax band (currently £34,370 and falling to £32,010 from April 6, 2013) and 28% thereafter.

A body corporate will generally be subject to U.K. corporation tax on chargeable gains at the standard rate of U.K. corporation tax (which is reducing from 24% to 23% from April 1, 2013 and is expected to reduce further to 21% from April 1 , 2014 and 20% from April 1, 2015).

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

Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty or stamp duty reserve tax (“SDRT”)should be payable on the issue of the ordinary shares or ADSs, or on the delivery of the ADSs into DTC.

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

SDRT should not be payable on an unconditional agreement to transfer ADSs . Nor should SDRT be payable on any unconditional agreement to transfer ordinary shares, provided there is no register in the United Kingdom in respect of the ordinary shares and provided the ordinary shares are not paired with any U.K. shares.

It should be noted that certain categories of person (for example, market makers and broker dealers) may not be liable to stamp duty or SDRT and others may be liable at a higher rate (for example, persons connected with depository arrangements and clearance services) or may, although not primarily liable for the tax, be required to notify and account for it under the SDRT Regulations 1986.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

You may request a copy of our US Securities and Exchange Commission filings, at no cost, by writing or calling us at Randgold Resources Limited, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands, Attention: M. A. Welsh, Telephone: 0 44 1534-735-333. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices at 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands.

A copy of each document (or a translation thereof to the extent not in English) concerning us that is referred to in this Annual Report, is available for public view at our principal executive offices at 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands, Attention: M.A. Welsh, Telephone: 0 44 1534-735-333.

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

We have previously used, and may in the future use, hedging instruments to protect the selling price of some of our anticipated gold production. These hedging instruments were required by the terms of our loan agreements.

The final delivery into the Loulo hedge book was in 2010. Loulo’s hedging was administered by our finance department which acted upon the recommendations of a hedging committee within the guidelines of a policy set by the board. The hedging was entered into in terms of a requirement of the Loulo Loan. That agreement placed a limit on derivative transactions of 70% of Loulo’s forecast production for a given year. The board agreed as part of the financing arrangements for the development of Loulo that some gold price protection be secured. The last remaining gold price forward sales contracts were delivered into during 2010.

Foreign Currency and Commodity Price Sensitivity

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro, South African Rand, Congolese franc and Communauté Financière Africaine Franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks. Generally, the group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. Gold sales are disclosed in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates. No hedging instruments existed during 2012.

$000	2012	2011
Level of exposure of foreign currency risk Carrying value of foreign currency balances
Cash and cash equivalents includes balances denominated in:
• Communauté Financière
Africaine franc (CFA)	7,837	3,424
• Euro (EUR)	34,273	26,281
• South African rand (ZAR)	30,254	11,640
• Canadian dollar (CAD)	31	1,013
Trade and other receivables include balances denominated in:
• Communauté Financière
Africaine franc (CFA)	30,730	29,933
• Euro (EUR)	22	25
• South African rand (ZAR)	6,812	1,989
Trade and other payables includes balances denominated in:
• Communauté Financière
Africaine franc (CFA)	(56,477)	(74,069)
• Euro (EUR)	(7,243)	1,086
• South African rand (ZAR)	(48,440)	(2,161)
• British pound (GBP)	(27)	(1,549)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the US dollar. Set out below is the impact of a 10.0% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments.

Level of exposure of foreign currency risk (continued)	Closing exchange Rate	Effect of 10.0% strengthening of US dollar on net earnings and equity
At December 31, 2012
• Euro (EUR)	0.7567	2,701
• Communauté Financière Africaine franc (CFA)	496.35	1,791
• South African rand (ZAR)	8.4875	1,137
At December 31, 2011
• Euro (EUR)	0.7723	2,522
• Communauté Financière Africaine franc (CFA)	517.38	10,743
• South African rand (ZAR)	8.1421	1,579

The sensitivities are based on financial assets and liabilities held at December 31 where balances were not denominated in the functional currency of the holder of the instrument. The sensitivities do not take into account the group’s sales and costs and the results of the sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non-foreign exchange influenced factors.

The market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditures and the market prices of our ordinary shares. Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors is not possible for us to predict.

During 2004, a hedging program totaling 365,000oz was put in place in terms of a requirement of the Loulo loan. We used four counterparties for our hedge book. The Revolving Credit Facility replaced the Loulo loan in May 2007. The revolving credit facility was cancelled during 2009.

During the year ended December 31, 2010, we sold 413,262oz of gold at an average price of $1,180/oz. At the average spot gold price for the year of approximately $1,224/oz, product sales would have amounted to approximately $506 million for the year, an increase of approximately $21 million in sales.

All remaining gold price forward sales contracts were delivered into during 2010.

Interest Rate Sensitivity

We generally do not undertake any specific actions to cover our exposure to interest rate risk and at December 31, 2012 were not party to any interest rate risk management transactions.

At December 31, 2010 the fair value of our borrowings, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $0.2 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of the three month LIBOR rate was negligible.

At December 31, 2011 the fair value of our borrowings, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $0 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of the three month LIBOR rate was not applicable.

At December 31, 2012 the fair value of our borrowings, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $14.8 million. There is no interest rate sensitivity as the interest charge is fixed.

As our net earnings exposure with respect of debt instruments was mostly to the one month LIBOR, the hypothetical loss was modeled by calculating the 10% adverse change in one month LIBOR multiplied by the fair value of the respective debt instrument.

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in Mali and Côte d’Ivoire. The gold produced is sold to the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. Included in receivables is $119.7 million (2011: $35.1 million) including indirect taxes owing to Morila and Loulo by the State of Mali, which are denominated in CFA, which holds some credit risk for the group. The mining conventions in Mali permit offsetting of other corporate taxes against approved but unpaid TVA. See “Risk Factors.”

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

• Foreign currency conversion into U.S. dollars

Depositary Payments for 2012

For the year ended December 31, 2012, our Depositary made no payments on our behalf in relation to our ADR program.

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

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures: As of December 31, 2012 (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the evaluation date, the company’s disclosure controls and procedures, including controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported within the required time periods.

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

Our management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.

Based on this assessment management concluded that, as of the evaluation date, the company’s internal control over financial reporting is effective based upon those criteria.

(c) Changes in Internal Control Over Financial Reporting: There have been no changes in the company’s internal control over financial reporting identified in connection with the evaluation that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect the company’s internal control over financial reporting.

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

Item 16B. Code of Ethics

In order to comply with the company’s obligations in terms of the Sarbanes-Oxley Act and in the interests of good governance, the company has systems and procedures to introduce, monitor and enforce its ethical codes and the board has adopted a code of ethics that applies to all employees and a code of ethics for the Chief Executive Officer, Chief Financial Officer and all financial officers. The codes of ethics, entitled the “Code of Conduct” may be found on the company’s website, www.randgoldresources.com.

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

Item 16C. Principal Accountant Fees and Services

BDO LLP has served as our independent registered public accounting firm for the financial years ended December 31, 2012, 2011 and 2010.

The following table presents the aggregate fees for professional services and other services rendered by our Independent Registered Public Accounting Firm to us in 2012 and 2011.

	2012 $	2011 $
	(in millions)
Audit Fees (1)	1.2	1.0
Audit-related Fees (2)	—	—
Tax Fees	—	—
All Other Fees (3)	—	—
Total	1.2	1.0

(1)	The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include our audit and statutory audits.

(2)	Audit-related fees include fees billed relating to comfort letters and consents; attest services; and assistance with and review of documents filed with the Securities and Exchange Commission and UK Listing Authority.
(3)	Other fees relate to other work performed in respect of the documents filed with the UK Listing Authority.

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

The Audit Committee met six times during 2012. At some of these meetings the committee met with the external audit partner and the finance director, to review the audit plans of the external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

During 2012, all Audit-related Fees provided to us by BDO LLP were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

No work was performed by persons other than BDO LLP’s full-time, permanent employees on the BDO LLP’s engagement to audit our financial statements for 2012 and 2011, except that BDO LLP utilizes members of staff in its Zambian and Mauritian offices member firms as part of the engagement team.

During 2012, the Audit Committee has overseen work undertaken to ensure compliance with the requirements of Section 404 of the Sarbanes Oxley Act.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Neither the issuer nor any affiliate of the issuer purchased any of our shares during 2012.

Item 16F. Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G. Corporate Governance

We are subject to a variety of corporate governance guidelines and requirements of NASDAQ, the London Stock Exchange and the SEC. We believe that we comply with the applicable corporate governance requirements. Although we are listed on the NASDAQ Global Select Market, we are not required to comply with all of NASDAQ’s corporate governance rules which are applicable to US companies. The significant ways in which the NASDAQ corporate governance rules differ for us, as a foreign company, are a reduced quorum requirement for shareholder meetings. Since 2011, we have been required to comply with the provisions of the United

Kingdom Corporate Governance Code which was issued in the United Kingdom in June 2008 and was subsequently revised in 2010 and again last year. The 2012 edition of the United Kingdom Governance Code will be fully implemented in 2013. According to the provisions of the United Kingdom Corporate Governance Code we were in compliance with the provisions throughout the year. In compliance with the United Kingdom Corporate Governance Code (2010 edition), all directors are subject to re-election on an annual basis and at our AGM in May 2012 all of our directors (other than Mrs. J Mabunda Lioko who was appointed to the board in January 2013) were re-elected.

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

Reference is made to the financial statements, commencing on page F-1, and the financial statement schedule on page S-1.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1§§	Memorandum and Articles of Association of Randgold Resources Limited, as amended on May 3, 2011.

2.1+++	Form of Amended and Restated Deposit Agreement, dated as of July 10, 2002 among Randgold Resources Limited, The Bank of New York as Depositary, and owners and holders from time to time of American Depositary receipts issued thereunder.

2.2+++	Form of American Depositary Receipt.

2.3*	Excerpts of relevant provisions of the Companies (Jersey) Law 1991.

2.4*	Shareholder’s Agreement (English translation), dated June 23, 2000, between the State of Mali and Morila Limited.

4.1*	Deed Governing the Relationship Between the Parties Upon Admission between Randgold & Exploration Company Limited and Randgold Resources Limited, dated June 26, 1997 (Relationship Agreement).

4.2*	License Agreement, dated June 26, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.

4.3*	Agreement, dated December 21, 1999, between Société des Mines de Morila SA, Randgold Resources Limited and Morila Limited (loan from Randgold Resources Limited to Morila Limited).

4.4*	Joint Venture Agreement, dated May 29, 2000, between AngloGold Limited and Randgold Resources Limited.

4.5*	Randgold Resources Limited Share Option Scheme.

4.6++	Shareholder Loan Agreement dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.7++	Amendment to Shareholders’ Loan Agreement, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.8++	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo S.A.

4.9##	Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.10###	Addendum to the Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

Exhibit No.	Exhibit

4.11###	Addendum to the Joint Venture Agreement, dated April 22, 2008, between AngloGold Ashanti Limited and Randgold Resources Limited.

4.12%	Letter Agreement, dated September 18, 2008, between Randgold Resources (Côte d’Ivoire) Limited and New Mining Côte d’Ivoire SARL.

4.13%%	Agreement between Randgold Resources Limited and AngloGold Ashanti Limited dated July 16, 2009.

4.14%%	Amendment dated July 27, 2009 to Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009.

4.15**	Arrangement Agreement, dated August 5, 2009, between Randgold Resources Limited, 0858065 B.C. Limited and Moto Goldmines Limited.

4.16**	Protocole d’Accord, dated October 31, 2009, between Randgold Resources Limited, AngloGold Ashanti Limited, Moto Goldmines Limited, Kibali Goldmines S.P.R.L. and the Government of the Democratic Republic of The Congo.

4.17***	Joint Venture Agreement, dated July 16, 2009 between Randgold Resources Limited and AngloGold Ashanti Limited in relation to Kibali (Jersey) Limited.

4.18§§	Rules of Restricted Share Scheme, as amended on January 30, 2012.

4.19§§	Rules of Co-Investment Plan.

4.20	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Andrew Quinn.

4.21	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Christopher Coleman.

4.22	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Kadri Dagdelen.

4.23	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Karl Voltaire.

4.24	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Norborne Cole Jr.

4.25	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Philippe Liétard.

4.26	Appointment Letter, dated January 28, 2013, between Randgold Resources Limited and Jeanine Mabunda Lioko.

4.27	Deed of Indemnity, dated April 30, 2012, between Randgold Resources Limited and Andrew Quinn.

4.28	Deed of Indemnity, dated January 28, 2013, between Randgold Resources Limited and Jeanine Mabunda Lioko.

4.29§§	Executive Service Agreement between Randgold Resources Limited and Dennis Mark Bristow, dated June 13, 2011.

4.30	Variation to Executive Service Agreement between Randgold Resources Limited and Dennis Mark Bristow, as amended on January 28, 2013.

4.31§§	Executive Service Agreement between Randgold Resources Limited and Graham P. Shuttleworth, dated June 13, 2011.

4.32	Variation to Executive Service Agreement between Randgold Resources Limited and Graham P. Shuttleworth, as amended on January 28, 2013.

4.33	Establishment Convention between the Government of the Republic of Mali and Société des Mines de Gounkoto SA, dated March 21, 2012.

4.34	Agreement between The State of Cote d’Ivoire and Randgold Resources Cote d’Ivoire SARL, dated October 2010.

4.35	Shareholders agreement dated October 31, 2009, between L’office des Mines d’or de Kilo-Moto, Moto Goldmines Limited , Border Energy Pty Limited, Kibali Goldmines SPRL and Kibali (Jersey) Limited.

4.36	Establishment Convention between the Government of the Republic of Mali and BHP Minerals International Inc., dated April 28, 1992 concerning the Morila Gold Mine.

Exhibit No.	Exhibit

4.37	Toll Treatment Agreement, dated June 1, 2011, between Société des Mines de Gounkoto SA and Société des Mines de Loulo SA.

4.38	Establishment Convention between the Government of the Republic of Mali and Société des Mines de Loulo SA, dated March 21, 1983.

4.39	Amendment to the Establishment Convention dated March 21, 1983, concerning the Loulo Gold Mine.

8.1	List of Subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of BDO LLP.

15.2	Consent of Shaun Gillespie.

15.3	Consent of Mark Odell.

15.4	Consent of Daniel Donald.

15.5	Consent of Tim Peters.

15.6	Consent of Onno ten Brinke.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-90972), filed on June 21, 2002.
+	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.
++	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.
+++	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-129147), filed on October 7, 2009.
§	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
#	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
##	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-147648), filed on November 27, 2007.
###	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
%	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.
%%	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-160827), filed on July 27, 2009.
**	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.
***	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.
§§	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RANDGOLD RESOURCES LIMITED

By:	/s/ D. Mark Bristow
Name: D. Mark Bristow
Title: Chief Executive Officer
Date: March 28, 2013

Exhibit Index

Exhibit No.	Exhibit

4.20	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Andrew Quinn.

4.21	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Christopher Coleman.

4.22	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Kadri Dagdelen.

4.23	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Karl Voltaire.

4.24	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Norborne Cole Jr.

4.25	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Philippe Liétard.

4.26	Appointment Letter, dated January 28, 2013, between Randgold Resources Limited and Jeanine Mabunda Lioko.

4.27	Deed of Indemnity, dated April 30, 2012, between Randgold Resources Limited and Andrew Quinn.

4.28	Deed of Indemnity, dated January 28, 2013, between Randgold Resources Limited and Jeanine Mabunda Lioko.

4.30	Variation to Executive Service Agreement between Randgold Resources Limited and Dennis Mark Bristow, as amended on January 28, 2013.

4.32	Variation to Executive Service Agreement between Randgold Resources Limited and Graham P. Shuttleworth, as amended on January 28, 2013.

4.33	Establishment Convention between the Government of the Republic of Mali and Société des Mines de Gounkoto SA, dated March 21, 2012.

4.34	Agreement between The State of Cote d’Ivoire and Randgold Resources Cote d’Ivoire SARL, dated October 2010.

4.35	Shareholders agreement dated October 31, 2009, between L’office des Mines d’or de Kilo-Moto, Moto Goldmines Limited , Border Energy Pty Limited, Kibali Goldmines SPRL and Kibali (Jersey) Limited.

4.36	Establishment Convention between the Government of the Republic of Mali and BHP Minerals International Inc., dated April 28, 1992 concerning the Morila Gold Mine.

4.37	Toll Treatment Agreement, dated June 1, 2011, between Société des Mines de Gounkoto SA and Société des Mines de Loulo SA.

4.38	Establishment Convention between the Government of the Republic of Mali and Société des Mines de Loulo SA, dated March 21, 1983.

4.39	Amendment to the Establishment Convention dated March 21, 1983, concerning the Loulo Gold Mine.

8.1	List of Subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Financial Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of BDO LLP.

15.2	Consent of Shaun Gillespie.

Exhibit No.	Exhibit

15.3	Consent of Mark Odell.

15.4	Consent of Daniel Donald.

15.5	Consent of Tim Peters.

15.6	Consent of Onno ten Brinke.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Randgold Resources Limited

We have audited the accompanying consolidated statements of financial position of Randgold Resources Limited as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and statements of consolidated cash flows for the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule, as of and for the years listed, included on page S-1 of this Form 20-F. We have also audited Randgold Resources Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Randgold Resources Limited’s management is responsible for these financial statements, financial statement schedule, maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report included under Item 15B, ‘Controls and Procedures’. Our responsibility is to express an opinion on these financial statements and financial statement schedule and express an opinion on the company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and the schedule are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Randgold Resources Limited as of December 31, 2012 and 2011 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Also, in our opinion, Randgold Resources Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

In addition, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the company has changed its accounting policy on stripping costs in the production phase of open cast mining in the year ended December 31, 2012, due to the early adoption of IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’. The consolidated financial position of the company as of December 31, 2011 and the consolidated results of its operations and its cash flows for the year ended December 31, 2011 have been restated accordingly.

As discussed in Note 2 to the consolidated financial statements, the company will be required to equity account for its joint venture interests with effect from January 1, 2013 as IFRS 11 ‘Joint Arrangements’ is effective from that date. The company currently uses proportionate consolidation to account for its joint venture interests but will be required to equity account for those interests from the beginning of the earliest period presented in its consolidated financial statements for the three years in the period ending December 31, 2013.

/s/ BDO LLP

BDO LLP

London

28 March 2013

BDO LLP is a limited liability partnership registered in England and Wales (with registered number OC305127).

RANDGOLD RESOURCES LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31

US$000	Notes	2012	2011 (restated)+		2010
REVENUE
Gold sales on spot		1,317,830	1,127,086		505,889
Loss on hedging contracts		—	—		(21,336)
Total revenue		1,317,830	1,127,086		484,553
Other income	24	10,755	4,360		22,633

TOTAL INCOME		1,328,585	1,131,446		507,186
COSTS AND EXPENSES
Mining and processing costs	24	644,275	520,302	+	280,423
Transport and refining costs		2,988	2,641		1,653
Royalties		67,802	53,841		27,680
Exploration and corporate expenditure	25	40,641	43,925		47,178
Other expenses	24	5,437	10,921		14,111

TOTAL COSTS		761,143	631,630	+	371,045
Finance income	26	2,050	1,015		1,304
Finance costs	26	(1,200)	(3,597)		(5,270)
Release of provision for financial assets		—	—		12,980
Finance income/(costs) – net	26	850	(2,582)		9,014

PROFIT BEFORE INCOME TAX		568,292	497,234	+	145,155
Income tax expense	4	(57,510)	(55,329	)+	(24,524)

PROFIT FOR THE PERIOD		510,782	441,905	+	120,631
OTHER COMPREHENSIVE INCOME
(Loss)/gain on available-for-sale financial assets		(3,101)	(9,206)		2,776
Cash flow hedges	21	—	—		14,242

TOTAL COMPREHENSIVE INCOME		507,681	432,699	+	137,649
PROFIT
Attributable to:
Owners of the parent		431,801	383,860	+	103,501
Non-controlling interests		78,981	58,045	+	17,130

		510,782	441,905	+	120,631

TOTAL COMPREHENSIVE INCOME
Attributable to:
Owners of the parent		428,700	374,654	+	120,519
Non-controlling interests		78,981	58,045	+	17,130

		507,681	432,699	+	137,649

BASIC EARNINGS PER SHARE (US$)	6	4.70	4.20	+	1.14
DILUTED EARNINGS PER SHARE (US$)	6	4.65	4.16	+	1.13
AVERAGE SHARES IN ISSUE (000)		91,911	91,338		90,645

+	The group changed its accounting policy on production phase stripping costs with effect from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 and F-10 for further details).

The accompanying Notes are an integral part of these consolidated financial statements.

RANDGOLD RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2012

US$000	Notes	December 31 2012	December 31 2011 (restated)+
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	9	1,742,148	1,291,291	+
Mineral properties Deferred tax	10 12	406,000 2,678	406,000 —
Trade and other receivables	7	7,969	2,436

TOTAL NON-CURRENT ASSETS		2,158,795	1,699,727	+

CURRENT ASSETS
Inventories and ore stockpiles	8	292,299	218,950
Trade and other receivables	7	285,286	130,988
Available-for-sale financial assets	13	3,476	7,498
Cash and cash equivalents		387,288	487,644

TOTAL CURRENT ASSETS		968,349	845,080

TOTAL ASSETS		3,127,144	2,544,807	+

EQUITY AND LIABILITIES
Share capital	5	4,603	4,587
Share premium	5	1,409,144	1,386,939
Retained earnings		1,154,273	759,209	+
Other reserves		50,994	40,531

Equity attributable to owners of the parent		2,619,014	2,191,266	+
Non-controlling interests		166,108	111,950	+

TOTAL EQUITY		2,785,122	2,303,216	+

NON-CURRENT LIABILITIES
Loans from minority shareholders in subsidiaries	16	3,249	2,614
Deferred tax	12	29,355	21,370	+
Provision for rehabilitation	15	60,041	39,809
Borrowings	17	13,296	—

TOTAL NON-CURRENT LIABILITIES		105,941	63,793	+

CURRENT LIABILITIES
Trade and other payables	14	215,761	158,903
Current tax payable		18,842	18,895
Borrowings	17	1,478	—

TOTAL CURRENT LIABILITIES		236,081	177,798

TOTAL EQUITY AND LIABILITIES		3,127,144	2,544,807	+

+	The group changed its accounting policy on production phase stripping costs with effect from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 and F-10 for further details).

The accompanying Notes are an integral part of these consolidated financial statements.

RANDGOLD RESOURCES LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

Attributable to Equity Shareholders

US$000	Number of Ordinary Shares §	Share Capital	Share Premium	Other Reserves	Retained Earnings+	Total Equity Attributable to Owners of Parent+	Non- Controlling interests+	Total Equity+
BALANCE – DEC 31, 2009	90,100,795	4,506	1,317,771	18,793	305,415	1,646,485	36,775	1,683,260

Movement on cash flow hedges:
• transfer to profit for period	—	—	—	14,242	—	14,242	—	14,242
Movement on available-for-sale financial assets:
• transfer to profit for period	—	—	—	(16,381)	—	(16,381)	—	(16,381)
• fair value movement on available-for-sale financial assets	—	—	—	19,157	—	19,157	—	19,157

Total other comprehensive income	—	—	—	17,018	—	17,018	—	17,018
Net profit for the period	—	—	—	—	103,501	103,501	17,130	120,631

Total comprehensive income for the period	—	—	—	17,018	103,501	120,519	17,130	137,649
Share-based payments	—	—	—	11,843	—	11,843	—	11,843
Share options exercised	921,403	49	30,529	—	—	30,578	—	30,578
Exercise of options and vesting of shares previously expensed under IFRS 2*	—	—	11,593	(13,370)	—	(1,777)	—	(1,777)
Shares vested #$	59,972	—	2,427	(2,427)	—	—	—	—
Lapsed options originally issued on acquisition of Moto	—	—	—	(261)	—	(261)	—	(261)
Dividend relating to 2009	—	—	—	—	(15,346)	(15,346)	—	(15,346)

BALANCE – DEC 31, 2010	91,082,170	4,555	1,362,320	31,596	393,570	1,792,041	53,905	1,845,946

Fair value movement on available-for-sale financial assets	—	—	—	(9,206)	—	(9,206)	—	(9,206)

Total other comprehensive expense	—	—	—	(9,206)	—	(9,206)	—	(9,206)
Net profit for the period +	—	—	—	—	383,860	383,860	58,045	441,905

Total comprehensive (expense)/income for the period +	—	—	—	(9,206)	383,860	374,654	58,045	432,699
Share-based payments	—	—	—	23,581	—	23,581	—	23,581
Share options exercised	628,500	32	19,195	—	—	19,227	—	19,227
Reserve transfer on exercise of options previously expensed under IFRS 2 *	—	—	4,976	(4,976)	—	—	—	—
Shares vested #§	6,400	—	448	(448)	—	—	—	—
Dividend relating to 2010	—	—	—	—	(18,221)	(18,221)	—	(18,221)
Lapsed options originally issued on acquisition of Moto	—	—	—	(16)	—	(16)	—	(16)

BALANCE – DEC 31, 2011 (restated) +	91,717,070	4,587	1,386,939	40,531	759,209	2,191,266	111,950	2,303,216

Fair value movement on available-for-sale financial assets	—	—	—	(3,101)	—	(3,101)	—	(3,101)

Total other comprehensive expense	—	—	—	(3,101)	—	(3,101)	—	(3,101)
Net profit for the period	—	—	—	—	431,801	431,801	78,981	510,782

Total comprehensive (expense)/income for the period	—	—	—	(3,101)	431,801	428,700	78,981	507,681
Share-based payments	—	—	—	21,150	—	21,150	—	21,150
Share options exercised	267,798	13	14,064	—	—	14,077	—	14,077
Reserve transfer on exercise of options previously expensed under IFRS 2 *	—	—	3,498	(3,498)	—	—	—	—
Shares vested #§	76,285	3	4,643	(4,088)	—	558	—	558
Dividend relating to 2011	—	—	—	—	(36,737)	(36,737)	—	(36,737)
Non-controlling interest share of Gounkoto dividend	—	—	—	—	—	—	(24,823)	(24,823)

BALANCE – DEC 31, 2012	92,061,153	4,603	1,409,144	50,994	1,154,273	2,619,014	166,108	2,785,122

SHARE CAPITAL

The share capital comprises the issued ordinary shares of the company at par.

SHARE PREMIUM

The share premium comprises the excess value recognized from the issue of ordinary shares at par.

RETAINED EARNINGS

Retained earnings comprises the group’s cumulative accounting profits and losses since inception.

OTHER RESERVES

Other reserves include the cumulative charge recognized under IFRS 2 in respect of share-based payment awards (net of amounts transferred to share capital and share premium), as well as movements in the fair value in current available-for-sale financial assets and the historic foreign currency translation reserve.

At December 31, 2012, the balance of the share-based payment reserve amounted to US$50.1 million (December 31, 2011: US$36.5 million; December 31, 2010: US$18.4 million). The foreign currency translation reserve was US$1.4 million at December 31, 2012 (December 31, 2011: US$1.4 million, December 31, 2010: US$1.4 million) and the cumulative net gains and losses in current available-for-sale financial assets amounted to US$0.5 million of losses at December 31, 2012 (December 31, 2011: cumulative net gains of US$2.6 million; December 31, 2010: cumulative net gains of US$11.8 million). Refer to Note 13 for further details.

NON-CONTROLLING INTERESTS

Non-controlling interests comprise the non-controlling interests’ share of cumulative profits and losses in the group, less their share of dividends paid.

+

The group changed its accounting policy on production phase stripping costs with effect from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 and F-10 for further details).

*	Movement in recognition of options exercised includes the exercise of options issued as part of the acquisition of Moto Goldmines Limited.

#	Restricted shares were issued to executive directors, non-executive directors and senior management as remuneration. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cumulative charge calculated in accordance with IFRS 2.

§	Excludes restricted shares granted but not yet vested and 9,600 (2011: 6,800; 2010: 7,200) treasury shares.

RANDGOLD RESOURCES LIMITED

STATEMENTS OF CONSOLIDATED CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31

US$000	2012	2011 (restated)+	2010
CASH FLOW FROM OPERATING ACTIVITIES
Profit after tax	510,782	441,905 +	120,631
Income tax expense #	57,510	55,329 +	24,524

Profit before income tax	568,292	497,234 +	145,155

Net finance (income)/cost	(1,846)	1,547	3,374
Release of provision for financial assets	—	—	(12,980)
Ineffectiveness on cash flow hedges	—	—	(1,522)
Non-cash effect of roll forward of hedges	—	—	(9,548)
Unwind of discount on provisions for environmental rehabilitation	996	1,035	592
Depreciation and amortization	131,741	82,060	28,127
Share-based payments	20,625	21,981	11,843
Profit on sale of financial asset/disposal of exploration asset	—	—	(19,294)

	719,808	603,857	145,747

Effects of changes in operating working capital items
Receivables #	(177,439)	(18,003)	28,398
Inventories and ore stockpiles	(73,349)	(14,304)	(61,355)
Trade and other payables	58,665	43,836	10,796

Cash generated from operations before interest and tax	527,685	615,386	123,586
Interest received	2,050	1,015	1,304
Interest paid	(204)	(2,562)	(4,678)
Income tax paid #	(35,818)	(31,879)	(12,423)

Net cash generated from operating activities	493,713	581,960 +	107,789

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(562,280)	(460,583)+	(410,810)
Sale of shares in Volta Resources	—	—	25,002
Acquisition of shares in Volta Resources	—	—	(1,204)
Proceeds from returns of ARS funds	—	—	42,000
Decrease/(increase) in available-for-sale insurance asset	920	(920)	—

Net cash (used in)/generated by investing activities	(561,360)	(461,503)+	(345,012)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issue of ordinary shares	14,077	19,227	30,578
Increase/(decrease) in short and long term borrowings	14,774	(234)	(1,275)
Dividends paid to company’s shareholders	(36,737)	(18,221)	(15,346)
Dividends paid to non-controlling interests	(24,823)	—	—

CASH (USED IN)/GENERATED BY FINANCING ACTIVITIES	(32,709)	772	13,957

NET (DECREASE)/INCREASE IN CASH AND EQUIVALENTS	(100,356)	121,229	(223,266)

CASH AND EQUIVALENTS AT BEGINNING OF YEAR	487,644	366,415	589,681

CASH AND CASH EQUIVALENTS AT END OF YEAR	387,288	487,644	366,415

+

The group changed its accounting policy on production phase stripping costs with effect from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 and F-10 for further details).

#	The 2011 and 2010 comparatives include immaterial reclassifications between receivables and income tax paid for the group to provide consistent classification with the current year.

The effective interest rate on cash and cash equivalents was 0.41% (2011: 0.23%; 2010: 0.21%). These funds have an average maturity of less than 90 days.

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

1. NATURE OF OPERATIONS

The company and its subsidiaries (the group) together with its joint ventures carry out exploration and gold mining activities. Currently there are three operating mines in Mali, West Africa: the Morila gold mine, which started production in October 2000, the Loulo gold mine, which started production in November 2005 and the Gounkoto mine, which began production in June 2011 (together the Loulo-Gounkoto gold mine complex). The group also operates a fourth mine in Côte d’Ivoire, Tongon, which started production in December 2010. Randgold has a portfolio of exploration projects in West and Central Africa. The group also holds an effective interest of 45% in Kibali Goldmines SPRL (“Kibali”), the holder of the Kibali gold project in the Democratic Republic of Congo following the acquisition by the company of a joint venture interest in Moto Goldmines Limited (“Moto”) in 2009, in conjunction with AngloGold Ashanti. Société Miniére de Kilo-Moto SARL (“SOKIMO”) holds the remaining 10% in the Kibali project. Development at Kibali has progressed rapidly and is on schedule for first gold production at the end of 2013.

The interests of the group in its operating mines are held through Société des Mines de Morila SA (“Morila”) which owns the Morila mine, Société des Mines de Loulo SA (“Loulo”) which owns the Loulo mine, Société des Mines de Tongon SA (“Tongon”) which owns the Tongon mine and Société des Mines de Gounkoto SA (“Gounkoto”) which owns the Gounkoto mine. Randgold holds an effective 40% interest in Morila, following the sale to AngloGold Ashanti Limited on July 3, 2000 of one-half of Randgold’s subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. From the date of acquisition, a subsidiary of AngloGold Ashanti was the operator of Morila. On February 15, 2008, Randgold assumed responsibility for the operatorship. Randgold holds an effective 80% interest in Loulo and Gounkoto. The remaining 20% interest is held by the State of Mali. Randgold is the operator of the Loulo and Gounkoto mines. Randgold holds an effective 89% interest in Tongon, 10% is held by the State of Côte d’Ivoire while the remaining 1% is held by a local Ivorian company. Randgold is the operator of the Tongon mine. The group has various exploration programs ranging from substantial to early stage in the Democratic Republic of Congo, Mali, Senegal, Burkina Faso and Côte d’Ivoire.

2. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

BASIS OF PREPARATION

The consolidated financial statements of Randgold Resources Limited and its subsidiaries and joint ventures have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively (“IFRS”)) issued by the International Accounting Standards Board (“IASB”) and in accordance with Article 105 of the Companies (Jersey) Law of 1991. The consolidated financial statements also comply with IFRS as adopted by the European Union. The differences between IFRS as issued by the IASB and IFRS as adopted by the European Union have not had a material impact on the consolidated financial statements for the years presented. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and certain financial assets and financial liabilities which are carried at fair value. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. The areas involving a high degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3. The going concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the group will not be a going concern in the foreseeable future based on forecasts and available cash resources. The viability of the group is supported by these financial statements.

The group has adopted the following changes, standards and amendments to standards and interpretations which are effective for the first time this year. The impact is shown below:

Change in accounting policy – production phase stripping costs

The group changed its accounting policy on stripping costs in the production-phase of opencast mining effective January 1, 2012. As such, all eligible production-phase deferred stripping (the process of removing waste from a surface mine in order to gain access to mineral deposits) costs associated with a stripping campaign are capitalized and depreciated over the life of the relevant section of the orebody on a tonnes milled basis. This is in line with the recently issued IFRIC 20 which endeavors to standardize reporting across the mining industry, which the group adopted early following its recent endorsement by the EU in 2012. IFRIC 20 requires that, to the extent that the benefit from the stripping activity is realized in the form of inventory produced, the directly attributable costs of that activity should be treated as ore stockpile inventory. To the extent that the benefit is the improved access to ore, the directly attributable costs are treated as a non-current ‘stripping activity asset’. All stripping costs incurred since January 1, 2010 have been capitalized to the related asset in the relevant year.

IFRIC 20 includes transitional provisions which permit the group to capitalize eligible costs incurred from the start of the earliest period presented, which is January 1, 2010 within this US Form 20-F filing for 2012. Total eligible production-phase stripping costs of US$12.1 million were incurred in the fourth quarter of 2011, relating to the Yalea South pushback, and have now been capitalized.

The capitalized stripping costs have been depreciated on a unit of production basis, over the expected useful life of the Yalea orebody and depreciation began in July 2012, in line with the mine plan. No other production-phase stripping costs were incurred between January 1, 2010 and September 30, 2011 and therefore no third statement of financial position as at January 1, 2011 is presented and there is no restatement of the 2010 results. Loulo (and therefore the Loulo-Gounkoto complex as well) was the only mine affected by the restatement which applies only to comparative figures and related to the fourth quarter of 2011. In line with IFRIC 20, the company’s 2012 results now include a restatement of the 2011 year as shown below:

Impact of IFRIC 20

US$000	12 months ended December 31, 2011
Income statement
Decrease in mine production costs	12,100
Increase in income tax expenses	3,630

Increase in net profit	8,470
Statement of financial position
Increase in retained earnings	6,776
Increase in non-controlling interests	1,694
Increase in property, plant and equipment	12,100
Increase in deferred tax	3,630
Earnings per share
Increase in basic earnings per share (cents per share)	7
Increase in fully diluted earnings per share (cents per share)	7

The net cash flow effect was nil, having increased net cash generated from operating activities by US$12.1 million and having increased net cash used by investment activities by US$12.1 million. Details of non-GAAP measures affected by the restatement are provided in Item 3A—“Selected Financial Data.”

The group has adopted the following standards, amendments to standards and interpretations which are effective for the first time this year. The impact is shown below:

		Effective period commencing on or after	Impact on group
IFRS 7	Amendment – Transfer of Financial Asset	July 1, 2011	No
IFRS 1	Amendment – Severe hyperinflation and removal of fixed dates	July 1, 2011	No
IAS 12	Amendment – Recovery of Underlying Assets	January 1, 2012	No
IFRIC 20	Interpretation – Stripping Costs in the Production Phase of a Surface Mine	July 1, 2013	Yes

The group has chosen to early adopt IFRIC 20 and is permitted to do so. Details of the restatement of comparative results associated with the early adoption are detailed above.

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning after January 1, 2013 or later periods and which the group has decided not to adopt early when early adoption is available. These are:

Effective period commencing on or after

IAS 1 Amendment – Presentation of Items of Other Comprehensive Income	July 1, 2012
IFRS 10 – Consolidated Financial Statements	January 1, 2013
IFRS 11 – Joint Arrangements	January 1, 2013
IFRS 12 – Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13 – Fair Value Measurement	January 1, 2013
IAS 27 – Separate Financial Statements	January 1, 2013
IAS 28 – Investments in Associates and Joint Ventures	January 1, 2013
IAS 19 – Employee Benefits	January 1, 2013
IFRS 7 Amendment – Disclosures – Offsetting Financial Assets and Financial Liabilities	January 1, 2013
IFRS 1 Amendment – Government Loans	January 1, 2013
Improvements to IFRS (2009-2011 Cycle)*	January 1, 2013
IFRS 10, 11 and 12* Amendments – Transition Guidance	January 1, 2013
IAS 32 Amendment – Offsetting Financial Assets and Financial Liabilities	January 1, 2014
IFRS 10,12 and IAS 27* Amendments – Investment Entities	January 1, 2014
IFRS 9* – Financial Instruments	January 1, 2015

*	Not yet endorsed by the European Union.

The group currently assessing the impact of these standards on the financial statements. Those anticipated being of significance to the group are as follows:

•

IFRS 11: The principle in IFRS 11 is that a party to a joint arrangement recognizes its rights and obligations arising from the arrangement rather than focusing on the legal form. The application of the principle results in the following:

¤

Where the parties have rights to the assets and obligations for the liabilities relating to the arrangement, they are parties to joint operations. A joint operator accounts for assets, liabilities and corresponding revenues and expenses arising from the arrangement.

¤

Where the parties have rights to the net assets of the arrangement, they are parties to a joint venture. A joint venturer accounts for an investment in the arrangement using the equity method under IAS 28 Investments in Associates.

There will no longer be an option to use proportionate consolidation, which is the group’s current accounting policy and this will give rise to a significant change in the presentation of the group’s financial results. With effect from reporting periods starting January 1, 2013, the group’s share of joint ventures will be accounted for using the equity method rather than proportionately consolidated, from the beginning of the earliest period presented (January 1, 2011). The group’s share of its joint ventures will be disclosed as a single line item as ‘investments in equity accounted joint ventures’ on the consolidated statement of financial position measured at the aggregate of the carrying amounts of the assets and liabilities that had previously proportionately consolidated, with the movement in its share of the net assets being accounted for in the statement of comprehensive income as ‘share of the post-tax profits/losses of equity accounted joint ventures’. In the consolidated cash flow statement, the group’s cash flows from the joint ventures will be disclosed separately.

Refer to Note 11 for details of the investments in joint ventures.

•

IFRS 12: The new standard amends disclosures regarding interests in other entities including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The disclosures are intended to help users understand the judgments and assumptions made by a reporting entity when deciding how to classify its involvement with another entity; help users understand the interest that non-controlling interests have in consolidated entities; and help users assess the nature of the risks associated with interests in other entities. The group anticipates changes to its disclosure as a result of this standard and is currently assessing the impact.

CONSOLIDATION

The consolidated financial information includes the financial statements of the company, its subsidiaries and the company’s proportionate share in joint ventures using uniform accounting policies for like transactions and other events in similar circumstances.

SUBSIDIARIES

Subsidiaries are entities over which the group has the power to govern the financial and operating policies, generally accompanying an interest of more than one-half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition costs are expensed. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill, mineral properties or other identifiable intangible assets. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of comprehensive income. Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

JOINT VENTURES

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

The cost of a joint venture acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a joint venture acquisition are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill, mineral properties or other identifiable intangible assets. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of comprehensive income. Acquisition costs are expensed as incurred.

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

•	all resulting exchange differences are recognized in other comprehensive income. There were no exchange differences on translation of subsidiaries recognized in 2010, 2011 or 2012.

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

Long-lived assets and mine development costs

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

Stripping costs

Pre-production stripping costs are included in long-lived assets. Refer to page F-9 for the group’s accounting policy in respect of post-production phase stripping for open cast mining.

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

Impairment

The carrying amount of the property, plant and equipment of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used reflects risks specific to the cash generating units. Conservative gold price assumptions have been used as detailed on page F-21. An impairment is recognized in the statement of comprehensive income to the extent that the carrying amount exceeds the assets’ recoverable amount. The revised carrying amounts are amortized in line with group accounting policies.

A previously recognized impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognized in the statement of comprehensive income and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior years. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price, reserve and production estimates, capital expenditure and cost estimates and are based on the approved Life of Mine plans. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.

INVENTORIES

Inventories include ore stockpiles, gold in process and supplies and spares and are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold inventories include all mining costs incurred up until production of an ounce of gold such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties. Net realizable value is determined with reference to current market prices. Morila used a selective mining process and thus has a number of stockpile grade categories although only mineralized waste now exists. Marginal ore is defined as ore below 1.4g/t but greater than 1.0g/t. Mineralized waste is defined as greater than 0.7g/t but less than 1.0g/t. For Loulo, high grade open pit ore is defined as ore above 3.5g/t and medium grade is defined as ore above 1.2g/t. Low grade ore from Gara is classified as ore above 0.5g/t, while 0.7g/t is used for Yalea. For Loulo, Yalea material less than 0.7g/t is classified as mineralized waste and is not in inventory, while material less than 0.5g/t from Gara is regarded as mineralized waste and is not in inventory. At Gounkoto, ore is classified into full grade ore above 1.71g/t, marginal ore above 1g/t and mineralized waste between 0.7g/t and 1.0g/t. At Tongon, ore is classified into high grade ore above 4.0g/t, medium grade above 2.0g/t, low grade above 0.9g/t and mineralized waste is material less than 0.9g/t. All stockpile grades are currently being processed and all ore is expected to be fully processed.

The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design. Ore tonnes contained in the stockpile which exceeds the annual tonnes to be milled as per the mine plan within the year, are classified as non-current in the statement of financial position (when relevant). Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items. Consumable stock for which the group has substantially all the risks and rewards of ownership are brought onto the statement of financial position as current assets.

INTEREST/BORROWING COSTS

Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing cost is expensed as incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalized as part of property, plant and equipment. Borrowing cost is capitalized as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably. No interest or borrowing costs have been capitalized during 2010, 2011 or 2012.

FINANCIAL INSTRUMENTS

Financial instruments are measured as set out below. Financial instruments carried on the statement of financial position include cash and cash equivalents, trade and other receivables, trade and other payables, borrowings, available for sale financial assets, and loans to minorities.

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

Cash and cash equivalents

Cash and cash equivalents are carried in the statement of financial position at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts. In the statement of financial position, bank overdrafts are included in borrowings in current liabilities. Deposits which do not meet these criteria are classified separately as restricted cash.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available-for-sale financial assets are designated on acquisition. They are normally included in current assets and are carried at fair value. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss or the cumulative fair value reduction held within reserves is recognized in the statement of comprehensive income within other expenses, other movements in fair value are recognized in other reserves within equity.

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

REHABILITATION COSTS

The net present value of estimated future rehabilitation costs is provided for in the financial statements and capitalized within mining assets on initial recognition. Rehabilitation will generally occur on closure or after closure of a mine. Initial recognition is at the time of the disturbance occurring and thereafter as and when additional disturbances take place. The estimates are reviewed annually to take into account the effects of inflation and changes in estimates and are discounted using rates that reflect the time value of money. Annual increases in the provision due to the unwinding of the discount are recognized in the statement of comprehensive income as a finance cost. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are capitalized to mining assets against an increase in the rehabilitation provision. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are added to/deducted from mining assets. The rehabilitation asset is amortized as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

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

ACCOUNTING FOR GOUNKOTO NON-CONTROLLING INTEREST PRIORITY DIVIDENDS

Following the conclusion of a new mining convention with the State of Mali in respect of the Gounkoto mine, a liability payable to the non-controlling interest is being accrued within trade and other payables as profit arises, based upon 10% of profits of Société des Mines de Gounkoto SA in accordance with the mining convention and mining code. An equivalent amount receivable is being recognized within trade and other receivables, as the priority dividend is deducted from future dividend payments.

CONTINGENT LIABILITIES

The group discloses contingent liabilities when possible obligations exist as a result of past events, unless the possible outflows of economic benefits as a result of the past event are considered remote. By their nature, contingencies will often only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In certain circumstances, to provide transparency, the group voluntarily elects to disclose information regarding claims for which any outflow of economic benefit is considered remote.

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

Share-based payments

The fair value of the employee services received in exchange for the grant of options, restricted shares or participation in the group’s Co-Investment Plan is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or restricted shares or awards granted under the Co-Investment Plan, as determined at the grant date:

•	including any market performance conditions (for example, the correlation used between the HSBC Global Gold Index and the company total shareholder return (“TSR”)); and

•

excluding the impact of any service and non-market performance vesting conditions (for example, profitability, reserve growth targets and remaining an employee of the entity over a specified time period).

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

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed until such time as the directors have sufficient information to determine that future economic benefits are probable, after which the expenditure is capitalized as a mine development cost. The information required by directors is typically a feasibility study however a prefeasibility study may be deemed to be sufficient where the additional work required to prepare a feasibility study is not significant. Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a prefeasibility study. This economic evaluation is distinguished from a prefeasibility study in that some of the information that would normally be determined in a prefeasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that more likely than not the group will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are capitalized within development costs.

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

3. KEY ACCOUNTING ESTIMATES AND JUDGMENTS

Some of the accounting policies require the application of significant judgments and estimates by management in selecting the appropriate assumptions for calculating financial estimates or determining the appropriate accounting treatment for a transaction.

By their nature, these judgments and estimates are subject to an inherent degree of uncertainty and are based on historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

TVA

Included in trade and other receivables are taxation debtor receivables of US$119.7 million, consisting primarily of recoverable VAT balances owing by the fiscal authorities in Mali and the DRC. In Mali the Tax on Value Added (TVA) owing is being offset against other tax owing to the State, as allowed for in the relevant mining conventions, although the group remains entitled to recover TVA in cash under statute. Profit forecasts for the mine, using approved budgets and mine plans, supports recovery of the balance through such offsetting by 2015, if necessary, although recovery through cash payment and offsetting is anticipated within twelve months. We are following the relevant process in the DRC to recoup the VAT balances owing in that country. We are also continuing to engage with authorities in both countries to accelerate the repayment of the outstanding VAT balances.

Corporation tax claims

The group had received claims for various taxes from the State of Mali totaling US$86.2 million, in respect of the Loulo, Gounkoto and Morila mines. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. The companies have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. An outflow of economic benefit is considered remote, and, accordingly, no provision has been made for the claim amount.

Future rehabilitation obligations

The net present value of current rehabilitation estimates have been discounted to their present value at 2.5% per annum (2011: 2.5%; 2010: 2.5%) being the prevailing risk free interest rates. Expenditure is generally expected to be incurred at the end of the respective mine lives. The Morila rehabilitation estimate at December 31, 2012 includes the impact of the approved tailings storage facility retreatment program, which extends the asset’s life and changes its cost profile. For further information, including the carrying amounts of the liabilities, refer to Note 15. A 1% decrease in the discount rate on the group’s rehabilitation estimates would result in an increase of US$6.6 million (2011: US$4.2 million; 2010: US$2.8 million) on the provision for environmental rehabilitation and associated asset, and a decrease of US$ 0.4 million (2011: US$ 0.4 million; 2010: US$0.2 million) on the statement of comprehensive income.

Gold price assumptions

The following gold prices were used in the mineral reserves optimization calculations:

US$/oz	2012	2011	2010
Morila	1,000	1,000	800
Loulo: open pit	1,000	1,000	800
Loulo: underground	1,000	1,000	800
Tongon	1,000	1,000	800
Kibali	1,000	1,000	800
Massawa	1,000	1,000	800
Gounkoto	1,000	1,000	800

Changes in the gold price used could result in changes in the mineral reserve optimization calculations. Mine modeling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions.

Determination of ore reserves

The group estimates its ore reserves and mineral resources based on information compiled by competent persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the JORC code). Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, as well as the assessment of the carrying value of mining assets. There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. For further information refer to “Exploration Review” in the Annual Report on Form 20-F.

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

Depreciation

There are several methods for calculating depreciation, i.e. the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method using proven and probable reserves is the best indication of plant and infrastructure usage.

Stockpiles, gold in process and product inventories

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process and product inventories. Net realizable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

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

•	the quantities of the reserves and mineral resources for which there is a high degree of confidence in economic extraction;

•	future production levels;

•	future commodity prices;

•	future cash cost of production, capital expenditure, close down, restoration and environmental clean-up; and

•	future gold prices – a gold price of US$1,300 was used for the current year’s impairment calculations (2011: US$1,300; 2010: US$1,000).

Post production open cast mine stripping

Following the adoption of IFRIC 20, the group capitalizes costs, associated with stripping activity, to expose the ore body, within mining assets. The group subsequently depreciates the asset as that section of the ore body is mined. This requires judgment over the eligible costs and the relevant section of the ore block for depreciation.

Accounting for Gounkoto priority dividend

The group has recognized assets and liabilities associated with priority dividends to the State of Mali at Gounkoto, as per its accounting policy. The directors consider the asset to be recoverable based upon cash flows, profitability and expectation of future dividends from Gounkoto.

4. INCOME TAXES

US$000	Note	Year ended Dec. 31, 2012	Year ended Dec. 31, 2011 (restated)		Year ended Dec. 31, 2010
Current taxation		52,203	46,191		16,764
Deferred taxation	12	5,307	9,138	+	7,760

		57,510	55,329	+	24,524

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s operations.

Profit before tax		568,292	497,234	+	145,155
Tax calculated at effective tax rate of 30% (2011: 35%; 2010: 35%)		170,488	174,032	+	50,804
Reconciling items:
Income taxed at 0%		(67,632)	(46,921)		(13,287)
Expenses deductible at 0%		62,133	38,929		11,479
Mali tax holiday permanent differences		(73,658)	(48,474)		(30,576)
Côte d’Ivoire tax holiday permanent differences		(36,849)	(68,447)		333
Net capital allowances not deductible		636	5,326		6,854
Deferred stripping costs adjustment		5,469	176		906
Other permanent differences		(3,077)	708		(1,989)

Taxation charge		57,510	55,329	+	24,524

+	The group changed its accounting policy on production-phase stripping costs with effect from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 and F-10 for further details).

The company is not subject to income tax in Jersey. Loulo benefited from a five-year tax holiday in Mali until the tax exoneration period expired on November 7, 2010. Tongon benefits from a five-year tax holiday in Côte d’Ivoire from the commencement of production in December 2010. The mining convention for Gounkoto was signed on March 21, 2012. The convention includes an initial two year corporate tax holiday starting from first production (June 2011) and a further tax holiday, up to a maximum of five years in total, in the event of further capital investment, such as an underground mine. In the DRC, the effective tax rate is 30%. The Kibali project is still in the construction phase, and, as such, is not yet attracting any corporation tax, and has capital allowances and non-capital tax losses as detailed below. The benefit of the tax holidays to the group was to increase its net profit by US$110.5 million (2011: US$116.9 million; 2010 US$30.2 million). Accordingly, had the group not benefited from the tax holidays in Mali and Côte d’Ivoire, earnings per share would have been reduced by US$1.20, US$1.27 and US$0.26 for the years ended December 31, 2012, 2011 and 2010 respectively. Under Malian tax law, income tax is based on the greater of 30% of taxable income or 0.75% of gross revenue (the tax rate having reduced from 35% previously to 30%, applied retrospectively). Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. The Morila, Loulo, Gounkoto and Tongon operations have no assessable capital expenditure carry forwards for assessable tax losses, at December 31, 2012, 2011 and 2010 respectively, for deduction against future mining income. Moto and Kibali’s estimated gross non-capital tax losses and capital allowances carried forward amounted to US$46.1 million (2011: US$15.8 million; 2010: US$18.6 million). No deferred tax asset is recognized given the uncertainty over utilization of the losses.

5. SHARE CAPITAL AND PREMIUM

The total authorized number of ordinary shares is 120 million (2011: 120 million; 2010: 120 million) of US 5 cents (2011: US 5 cents; 2010: US 5 cents). All issued shares are fully paid. The total number of issued shares at December 31, 2012 was 92,061,153 shares (2011: 91,717,070; 2010: 91,082,170). This excludes restricted shares granted but not yet vested and 9,600 treasury shares (2011: 6,800 treasury shares; 2010: 7,200 treasury shares).

Refer to the statement of changes in equity on pages F-5 and F-6 for more detail on the annual movement of the number of ordinary shares, share capital and share premium, including the movement arising from the issue of restricted shares and exercise of share options.

6. EARNINGS AND DIVIDENDS PER SHARE

	FOR THE YEAR ENDED DECEMBER 31, 2012
	Income (numerator) US$000	Shares (denominator)	Per share amount US$
BASIC EARNINGS PER SHARE
Shares outstanding at January 1, 2012		91,717,070
Weighted number of shares issued		194,374
Income available to shareholders	431,801	91,911,444	4.70
EFFECT OF DILUTIVE SECURITIES
Share options		396,180
Restricted shares		517,202
Diluted earnings per share	431,801	92,824,826	4.65

	FOR THE YEAR ENDED DECEMBER 31, 2011
	Income (numerator) US$000		Shares (denominator)	Per share amount US$
BASIC EARNINGS PER SHARE
Shares outstanding at January 1, 2011			91,082,170
Weighted number of shares issued			255,542
Income available to shareholders	383,860	+	91,337,712	4.20	+
EFFECT OF DILUTIVE SECURITIES
Share options			570,775
Restricted shares			368,030
Diluted earnings per share	383,860	+	92,276,517	4.16	+

	FOR THE YEAR ENDED DECEMBER 31, 2010
	Income (numerator) US$000	Shares (denominator)	Per share amount US$
BASIC EARNINGS PER SHARE
Shares outstanding at January 1, 2010		90,100,795
Weighted number of shares issued		544,571
Income available to shareholders	103,501	90,645,366	1.14
EFFECT OF DILUTIVE SECURITIES
Share options		841,546
Restricted shares		440,000
Diluted earnings per share	103,501	91,926,912	1.13

Refer to Note 18 for details on share options and share awards issued to employees. US$36.7 million (US$0.40 per share) was paid as dividends in 2012 (2011: US$18.2 million/US$0.20 per share; 2010: US$15.3 million/US$0.17 per share). On January 28, 2013, the board of directors proposed an annual dividend of US$0.50 per share which, if approved, will result in an aggregate dividend payment of US$46.0 million and is expected to be paid in May 2013. The proposed 2012 dividend is subject to shareholder approval at the annual general meeting to be held on April 29, 2013. There were no Moto options outstanding at December 31, 2012 (2011: 62,670; 2010: 63,548) which were antidilutive. 463,441 restricted share awards were also antidilutive at December 31, 2012 (2011: 596,438; 2010: nil). The total number of potentially issuable shares at December 31, 2012 was 1,271,842 (2011: 1,597,913; 2010: 1,345,094).

+	The group changed its accounting policy on production-phase stripping costs with effect from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 and F-10 for further details).

7. TRADE AND OTHER RECEIVABLES

US$000	Notes	Dec. 31, 2012	Dec. 31, 2011
Trade		48,121	32,493
Advances to contractors		14,394	15,518
Taxation debtor	7.1	120,825	36,193
Prepayments and other receivables		85,841	50,356
Gounkoto priority dividend	7.2	25,210	—

		294,391	134,560

Impairment provision		(1,136)	(1,136)

Total		293,255	133,424
Less: current portion		(285,286)	(130,988)
Long term portion		7,969	2,436

7.1	The taxation debtor primarily relates to indirect taxes owing to the group by the State of Mali, including TVA balances at Loulo of US$71.9 million (2011: US$18.8 million), at Morila of US$1.8 million (2011: US$3.9 million), as well as at Gounkoto of US$10.3 million (2011: US$6.7 million). The taxation debtor further includes TVA balances at Tongon of US$5.3 million (2011: US$3.4 million), refundable duties of US$4.3 million at Loulo (2011: US$3.1 million), as well as TVA balances at Kibali of US$23.5 million (2011: nil).
7.2	Refer to Note 2 and 3 for details of the Gounkoto dividend.

US$000	Dec. 31, 2012	Dec. 31, 2011
The fair values of trade and other receivables are as follows:
Trade	48,121	32,493
Advances to contractors	14,394	15,518
Taxation debtor	119,689	35,057
Prepayments and other receivables	85,841	50,356
Gounkoto priority dividend	25,210	—

	293,255	133,424

Movements on the provision for impairment and present valuing of other receivables are as follows:

AT JANUARY 1	1,136	2,277
Advances to contractors written off as uncollectible	—	(1,141)

AT DECEMBER 31	1,136	1,136

The release of provision for impaired advances to contractors in 2011 was included in mining and processing costs in the statement of comprehensive income. The other classes within trade and other receivables, apart from the taxation debtor receivable do not contain impaired assets.

The credit quality of receivables that are not past due or impaired remains high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The group does not hold any collateral as security. Refer to Note 20 for further information on the concentration of credit risk.

Non-current receivables consist of a loan made to Sokimo of US$5.3 million (2011: US$2.4 million) which is due after 12 months and loans to a contractor at Kibali of US$2.7 million (2011: nil) related to asset purchases.

The terms of payment of trade receivables is less than seven days, advances to contractors 30 days and taxation debtors is six months.

8. INVENTORIES AND ORE STOCKPILES

US$000	Dec. 31, 2012	Dec. 31, 2011
Consumable stores	151,426	109,023
Stockpiles	121,981	95,904
Gold on hand and in process	18,892	14,023

Total inventories and ore stockpiles	292,299	218,950

All inventory and ore stockpiles are stated at the lower of cost or net realizable value.

9. PROPERTY, PLANT AND EQUIPMENT

US$000	Dec. 31, 2012	Dec. 31, 2011 (restated)+
Mine properties, mine development costs and mine plant facilities and equipment cost
At the beginning of year	1,528,839	1,057,447
Additions	582,598	471,392	+
	2,111,437	1,528,839	+

Accumulated depreciation and amortization
At beginning of year	237,548	155,488
Charge for the year	131,741	82,060

	369,289	237,548

NET BOOK VALUE	1,742,148	1291,291	+

+	The group changed its accounting policy on production-phase stripping costs with effect from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 and F-10 for further details).

Long-lived assets

Included in property, plant and equipment are long-lived assets which are amortized over the life of the mine and comprise the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was US$1,285.1 million at December 31, 2012 (2011: US$1,143.0 million).

Short-lived assets

Included in property, plant and equipment are short-lived assets which are amortized over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was US$7.2 million at December 31, 2012 (2011: US$6.2 million).

Undeveloped property

Included in property, plant and equipment are undeveloped property costs of US$2.3 million (2011: US$4.5 million).

Mine development costs

US$290.0 million (2011: US$78.7 million) was capitalized during the year on the Kibali project, which is still in the construction phase. The net book value at December 31, 2012 was US$401.4 million (2011: US$111.5 million). The total amount capitalized on the Massawa project at December 31, 2012 was US$15.8 million (2011: US$14.0 million). Refer to Note 22 for details of commitments and contingent liabilities.

Finance lease

Mine development includes US$28.4 million (2011: nil) in respect of assets held under finance lease (refer to Note 17). The assets are held as security for the finance lease. These assets are mining vehicles which are being used by KMS (opencast mining contractor) in excavation and hauling of waste rock and ore.

Post production stripping

Property, plant and equipment includes capitalized stripping cost, related to the production phase of opencast mining. Refer to pages F-9 and F-10 for further details. The net book value at December 31, 2012 was US$30.3 million (2011: US$12.1 million).

	Dec. 31, 2012	Dec. 31, 2011
The remaining useful lives for each mine is as follows:
Loulo	15 years	16 years
Gounkoto	14 years	10 years
Tongon	9 years	10 years
Morila	9 years	10 years
Kibali	19 years	20 years

10. MINERAL PROPERTIES

US$000	Dec. 31, 2012	Dec. 31, 2011
Cost At the beginning of year	406,000	406,000

	406,000	406,000

Amortization
At beginning of year	—	—
Charge for the year	—	—
	—	—

NET BOOK VALUE	406,000	406,000

Mineral properties relate to the acquisition of a joint venture interest in Moto, principally being a 35% interest in the Kibali project, as well as a further 10% interest in the Kibali project. Depreciation will commence with production.

11. INVESTMENTS AND LOANS IN SUBSIDIARIES AND JOINT VENTURES

The group’s 40% interest in the Morila joint venture was as follows:

US$000	Dec. 31, 2012	Dec. 31, 2011
Non-current assets	4,881	9,385
Current assets	32,004	58,979

Total assets	36,885	68,364

Non-current liabilities	(7,026)	(7,828)
Current liabilities	(23,648)	(24,417)

Total liabilities	(30,674)	(32,245)

The group’s 50% interest in the Kibali joint venture was as follows (including the 10% minority shareholding):

US$000	Dec. 31, 2012	Dec. 31, 2011
Non-current assets	815,804	454,835
Current assets	47,433	4,598

Total assets	863,237	459,433

Non-current liabilities	(15,680)	—
Current liabilities	(30,899)	(3,281)

Total liabilities	(46,579)	(3,281)

Non-controlling interest	(7,435)	(7,598)

Refer to Note 19 for disclosure of the income and expenses of the Morila joint venture and the Kibali joint venture respectively. Refer to “Organizational Structure” in the Annual Report on Form 20-F for details of the group companies, as well as information on the country of incorporation, proportion of ownership interest and voting power held for each of the subsidiaries and joint ventures.

The group’s interest in the RAL 1 joint venture was as follows:

US$000	Dec. 31, 2012	Dec. 31, 2011
Non-current assets	41,743	46,968
Current assets	2,927	1,351

Total assets	44,670	48,319

Non-current liabilities	(43,338)	(46,582)
Current liabilities	(882)	(1,383)

Total liabilities	(44,220)	(47,965)

The 50.1% interest in RAL 1 has been treated as a joint venture, as the company is jointly controlled with DTP Terrassement. Income and expenses are not disclosed in respect of RAL 1 as neither the net profit nor individual line items are material. RAL 1 is not a material segment of the group and is therefore included in ‘corporate and exploration’ in Note 19.

The group’s interest in the KAS 1 joint venture was as follows:

US$000	Dec. 31, 2012	Dec. 31, 2011
Non-current assets	11,696	—
Current assets	1,300	—

Total assets	12,996	—

Non-current liabilities	(12,969)	—
Current liabilities	—	—

Total liabilities	(12,969)	—

The 25.05% interest in KAS 1 Ltd has been treated as a joint venture, as the company is jointly controlled with DTP Terrassement and AGA. Income and expenses are not disclosed in respect of KAS 1 Ltd as neither the net profit nor individual line items are material. KAS 1 Ltd is not a material segment of the group and is therefore included in ‘corporate and exploration’ in Note 19. The joint venture owns mining vehicles which are being used by KMS (opencast mining contractor) at Kibali.

12. DEFERRED TAXATION

Deferred tax is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the Malian operations and 25% in respect of the Ivorian operations.

The movement on deferred taxation is as follows:

US$000	Notes	Dec. 31, 2012	Dec. 31, 2011 (restated)+
At the beginning of the year		21,370	12,232
Statement of comprehensive income charge	4	5,307	9,138	+

At the end of the year+		26,677	21,370	+

Deferred taxation assets and liabilities comprise the following:
Decelerated tax depreciation		20,256	16,948
Deferred stripping		9,099	4,422	+

Deferred taxation liability		29,355	21,370	+
Accelerated tax depreciation		(2,678)	—

Deferred taxation asset		(2,678)	—

Net deferred taxation liability		26,677	21,370	+

+	The group changed its accounting policy on production-phase stripping costs with effect from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 and F-10 for further details).

Temporary differences which are expected to be realized during the Tongon and Gounkoto tax holidays are recognized at 0%. There is no deferred tax on other comprehensive income items.

13. AVAILABLE FOR SALE FINANCIAL ASSETS

US$000	Dec. 31, 2012	Dec. 31, 2011
Beginning of year	7,498	15,862
Additions	—	920
Disposals	(920)	—
Fair value movement recognized in other comprehensive income	(3,101)	(9,206)
Exchange differences	(1)	(78)

At December 31	3,476	7,498

Additions in the year ended December 31, 2011 consisted of funds that were transferred into a captive insurance cell and invested in available for sale assets in order to retain a proportion of the company’s property insurance programs. Disposals in the year ended December 31, 2012 reflected a change in the activities of the insurance cell, with the available for sale assets sold and the cell holding cash. The fair value of the investments in Volta Resources Inc. and Kilo Goldmines was US$3.0 million (2011: US$5.9 million) and US$0.5 million (2011: US$0.7 million) respectively. Management has no ongoing involvement or significant influence with Volta Resources and therefore in the absence of significant influence it is deemed to be appropriate to categorize the investments as available-for-sale financial assets. Management also has no ongoing involvement with Kilo Goldmines nor significant influence over that company, despite the joint venture that was concluded at the end of 2012 regarding certain specific exploration projects. The historic cost of the assets is US$4.0 million (2011: US$4.9 million).

14. TRADE AND OTHER PAYABLES

US$000	Note	Dec. 31, 2012	Dec. 31, 2011
Trade payables		57,253	38,719
Payroll and other compensation		11,738	8,810
Accruals and other payables	14.1	121,560	111,374
Gounkoto preferential dividend	14.2	25,210	—

		215,761	158,903

14.1	Accruals and other payables include a DTP Terassement shareholder loan of US$21.6 million (2011: US$23.2 million) for the RAL 1 JV.
14.2	Refer to Notes 2 and 3 for the Gounkoto dividends.

15. PROVISION FOR ENVIRONMENTAL REHABILITATION

US$000	Dec. 31, 2012	Dec. 31, 2011
Opening balance	39,809	29,564
Unwinding of discount	996	1,035
New provision raised at Gounkoto	—	4,268
New provision raised at Kibali	2,384	—
Change in estimates	16,852	4,942

At December 31	60,041	39,809

At December 31, 2012, US$29.6 million of the provision relates to Loulo (December 31, 2011: US$16.2 million), US$16.0 million (2011: US$14.1 million) of the provision relates to Tongon, while US$6.9 million relates to Gounkoto (2011: US$4.3 million), as production started in June 2011. US$5.1 million relates to Morila (December 31, 2011: US$5.2 million) (attributable). The remaining US$2.4 million of the provision relates to the newly created provisions at Kibali (our share). The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 2.5% (2011: 2.5%) per annum, being an estimate equivalent to the risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. Limited environmental rehabilitation regulations currently exist in Mali, Côte d’Ivoire and the DRC to govern the mines, so the directors have based the provisions for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the group’s estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its properties. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate.

Current Life of Mine (LOM) plans envisage the expected outflow to occur at the end of the LOM which is 2027 for Loulo, 2021 for Tongon, 2026 for Gounkoto, 2021 for Morila and 2031 for Kibali. The Morila rehabilitation estimate at December 31, 2012 includes the impact of the approved tailings storage facility retreatment program, where the retreated tailings will be disposed in the pit, reducing closure cost and the risk of closing the surface tailings storage facility.

16. LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES

US$000	Dec. 31, 2012	Dec. 31, 2011
Somilo
State of Mali – principal amount	614	509
Deferred interest payable	2,635	2,105

Loans	3,249	2,614

The State of Mali loan to Somilo is uncollateralized and originally bore interest at the base rate of the Central Bank of West African States plus 2%. The accrual of interest ceased in the last quarter of 2005 per mutual agreement between shareholders. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans. In the event of a liquidation of Somilo the shareholder loans and deferred interest are not guaranteed.

17. BORROWINGS

US$000	2012	2011
Non-current
Finance lease liabilities	13,296	—
Current
Finance lease liabilities	1,478	—
Total borrowings	14,774	—

Borrowings consist of a finance lease obligation for the group’s proportionate interest in respect of an installment sale agreement under which Kibali utilizes mining equipment under a finance lease provided by KAS 1 Ltd. The group has a 50% interest in Kibali and a 25.1% interest in KAS 1 Ltd, both of which are proportionately consolidated. The lease term is 10 years.

US$000	2012	2011
Gross finance lease liabilities – minimum lease payments
No later than 1 year	2,122	—
Later than 1 year and no later than 5 years	7,119	—
Later than 5 years	11,966	—
Future finance charges on finance lease	(6,433)	—

Present value of finance lease liabilities	14,774	—

The present value of finance lease liabilities is as follows:
No later than 1 year	1,478	—
Later than 1 year and no later than 5 years	4,960	—
Later than 5 years	8,336	—

	14,774	—

The finance lease liability is recognized in respect of the equipment which has been transferred to Kibali under an installment sale agreement. The finance lease liability is interest bearing at 8% and is to be reduced by rental payments monthly as agreed in the installment sale agreement.

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

	Year ended	Year ended	Year ended
US$000	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Total employee benefit cost was as follows:
Short term benefits	47,026	39,023	31,362
Pension contributions	5,114	3,720	2,518
Share-based payments+	21,150	23,581	11,843

Total	73,290	66,324	45,723

+	Of this amount, US$1.1 million was capitalized to development projects during the year (2011: US$1.6 million; 2010: nil).

Share-based payments

Share options, restricted shares and participation into co-investment plans are granted to directors and employees in exchange for services rendered. These are discussed below.

Share-based payments – Share options

The fair value of employee services received as consideration for share options (equity settled) of the company was calculated using the Black-Scholes option pricing model. Options vested after two, three and four years and lapsed after a maximum term of ten years.

No new options were granted during 2012, 2011 or 2010, therefore no inputs to the option model, etc. are provided for the current year.

	Number of options outstanding	Weighted average US$ exercise price
BALANCE AT 31 DECEMBER 2010	1,186,214	—

Shares exercised during the period	(613,500)	29.05
Shares granted during the period	—	—
Shares lapsed during the period	(17,500)	29.88

BALANCE AT 31 DECEMBER 2011	555,214	31.53

Share options exercised during the period	(219,250)	40.93
Share options granted during the period	—	—
Share options lapsed during the period	(56,037)	18.72

BALANCE AT 31 DECEMBER 2012	279,927	27.44

*	No director currently participates in Randgold’s Share Option Scheme.

The Randgold Resources Share Option Scheme is not constrained by a fixed time period. The aggregate number of shares that may be determined for the option scheme includes all options that have been exercised or are the subject of either terminated or expired options after a 10 year period.

The table below summarizes the information about the options outstanding, including options that are not yet exercisable:

	Number of Options outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (US$)
Range of Exercise Price (US$)
At December 31, 2012
2.50 – 3.25	600	0.10	3.25
8.05 – 8.05	75,000	1.59	8.05
22.19 – 22.19	92,327	4.64	22.19
26.26 – 46.34	53,000	5.75	31.40
56.99 – 56.99	59,000	6.67	56.99

	279,927	4.45	27.44

At December 31, 2011
1.25 – 2.13	4,412	—	2.11
2.50 – 3.25	14,702	0.53	3.25
8.05 – 8.05	75,000	2.60	8.05
22.19 – 22.19	185,100	5.64	22.19
26.26 – 46.34	175,000	6.50	40.93
56.99 – 56.99	101,000	7.68	56.99

	555,214	5.52	31.53

The table below summarizes information about options that are exercisable as at December 31, 2012 and 2011:

	Number of options	Weighted Average Exercise Price (US$)
Range of Exercise Price (US$)
AT DECEMBER 31, 2012
2.50 – 3.25	600	3.25
8.05 – 16.15	75,000	8.05
22.19 – 22.19	92,327	22.19
26.26 – 46.34	53,000	31.40
56.99 – 56.99	12,000	56.99

	232,927	21.48

AT DECEMBER 31, 2011
1.25 – 2.13	4,412	2.11
2.50 – 3.25	14,702	3.25
8.05 – 16.15	75,000	8.05
22.50 – 22.50	185,100	22.19
22.19 – 22.19	28,000	36.71
26.26 – 46.34	7,000	56.99

	314,214	19.18

Moto Options

Equity settled options over 774,163 ordinary shares were issued in relation to Moto options during the year ending December 31, 2009, as part of the acquisition of the joint venture interest in Moto. The weighted average exercise price of these options at October 15, 2009 (the date of completion of the Moto acquisition) was US$56.39 per option. The fair value of these share options was calculated as US$20.2 million. The Black Scholes valuation model was used to determine the fair value of these options. All of these options have vested. No options were granted during 2012, 2011 or 2010, therefore no inputs to an option model are provided. All the remaining options were exercised or lapsed during 2012.

The table below summarizes the information about the options related to the Moto acquisition that were outstanding and exercisable at December 31, 2011 and 2010:

	Number of options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (US$)
Range of exercise price (US$)
At December 31, 2011
105.16 – 105.16	62,670	0.36	105.16

	62,670	0.36	105.16

At December 31, 2010
37.11 – 51.27	1,412	—	51.27
105.16 – 105.16	77,670	1.24	105.16

	79,082	1.22	104.19

The table below summarizes details about the options that exercised and lapsed during the year:

	Average US$ price			Options
	2012	2011	2010	2012	2011	2010
Moto share options
At January 1	105.16	104.19	69.45	62,670	79,082	372,315
Exercised	105.16	105.16	52.09	(48,548)	(15,000)	(249,103)
Lapsed	105.16	51.27	105.16	(14,122)	(1,412)	(44,130)

At December 31	—	105.16	104.19	—	62,670	79,082

Share-based payments – Restricted shares and participation in Co-Investment Plan

The company operates restricted share schemes for directors and management, as well as participation in a Co-Investment Plan for directors in the year.

Restricted shares issued to executive directors in 2009 and 2010

The restricted shares issued to executive directors in 2009 and 2010 were subject to directors remaining employed and achieving a satisfactory performance rating, as well as being subject to a market performance condition, being the company’s relative TSR performance over three years against the HSBC Global Gold index. This has been assessed and had a minimal impact on the fair value estimate at the grant date. The fair value of the restricted shares is based on the share price on the grant date and the share-based payment charge is charged to profit evenly between the grant and vesting dates. The restriction on the shares (no dividends received during the vesting period) had a minimal impact on the fair value estimate at the grant date. The restricted shares have an exercise price of nil. Details of the award dates and market prices at award and vesting periods are set forth in the “Compensation” section of the Annual Report on Form 20-F.

Restricted shares issued to management

Restricted shares issued to management are subject to a satisfactory performance level being achieved during the 12 month period prior to the exercise date of each tranche of shares. The minimum performance level to be achieved is defined as level 3 on the company’s performance management system. All employees and directors to whom restricted shares have been granted are expected to meet this level of performance. The performance period is typically up to five years where the employee must remain in employment for the shares to vest. There are no market based vesting conditions on the restricted share awards. The fair value of the restricted shares issued in 2010, 2011 and 2012 was based on the share price on the grant day date and the share-based payment charge is charged to profit evenly between the grant and vesting dates. An amount of US$1.1 million (2011: US$1.6 million; 2010: nil) was capitalized to development projects during the year, as it related to share-based payment shares for employees involved in these projects. The restriction on the shares (no dividends received during the vesting period) has a minimal impact on the fair value estimate at the grant date. The restricted shares have an exercise price of nil.

The fair value of the restricted shares issued to management in 2012 was calculated using the Black-Scholes pricing model. The key assumptions used in this model for shares granted during the year ending December 31, 2012 were as follows:

	Note	January 2012	August 2012
Quantity of shares awarded		120,000	106,200
Fair value of shares awarded		US$13.4 million	US$9.5 million
Performance period		3, 4 & 5 years	3, 4 & 5 years
Volatility	18.1	39.0%, 54.3% & 50.9%	37.4%, 48.8% & 49.3%
Risk-free interest rate		0.4%, 0.8% & 0.8%	0.3%, 0.7% & 0.7%
Dividend yield		0.4%	0.4%
Weighted average share price on grant and valuation date	18.2	US$113.42	US$90.63
Weighted average exercise price		—	—

18.1	Volatility is based on the three year historical volatility of the company’s shares on each grant date.
18.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

In 2011, there were two awards: 360,000 awards in January 2011 and 127,200 awards in August 2011. The market price at the award dates were US$76.49 and US$103.9 respectively and vested over three, four and five years in equal tranches. The volatility, risk free rate and dividend yield had no significant impact on fair value but were consistent with those above. The total fair value of the awards was US$40.8 million over the vesting periods.

In 2010, there was one award: 300,000 awards in August 2010. The market price at the award date was US$88 and vested over two years, three and four years in equal tranches. The volatility, risk free rate and dividend yield had no significant impact on the fair value but were consistent with those above. The total fair value of the awards was US$26.4 million over the vesting periods.

Restricted share awards granted to executive directors in 2011 and 2012

The restricted share scheme operates with conditional share awards, where the awards shall vest in three equal one-third installments. If the performance conditions are met, awards vest to participants at the end of each performance period. The whole award is subject to four mutually exclusive performance conditions, i.e. absolute TSR (market based), EPS growth, additional reserves and absolute reserves. Grant date fair value was calculated using the market-based measure. No dividends are attributable during the vesting period. Refer to the “Compensation” section of the Annual Report on Form 20-F for further details.

The fair value of the restricted shares issued to executive directors in 2012 and 2011 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for shares awarded during the years ended December 31, 2012 and 2011 were as follows:

	Note	March 2012	June 2011
Quantity of shares awarded		35,305	46,577
Fair value of shares awarded		US$2.7 million	US$2.7 million
Performance period		3, 4 & 5 years with a 1 year post-vesting retention requirement	3, 4 & 5 years with a 1 year post-vesting retention period
Risk-free interest rate		0.56%, 0.82% & 1.08%	0.59%, 0.98% & 1.37%
Volatility	18.1	40%	40%
HSBC Global Gold Index volatility		30%	30%
Correlation used between the HSBC Global Gold Index and the company TSR		80%	80%
Weighted average share price on grant and valuation date	18.2	US$101.49	US$76.53

18.1	Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.
18.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

Shares issued to directors and management (excluding Co-Investment Plan)

Movements in the number of shares outstanding and their issue prices are as follows:

	Weighted Market Price at Grant Date US$ 2012	Weighted Market Price at Grant Date US$ 2011	Weighted Market Price at Grant Date US$ 2010	Shares 2012	Shares 2011	Shares 2010	Weighted Average Remaining Contractual Life (years) 2012	Weighted Average Remaining Contractual Life (years) 2011	Weighted Average Remaining Contractual Life (years) 2010
Shares awarded to executive directors
At January 1	59.93	48.79	45.89	122,577	134,000	146,000
Awarded	101.41	76.53	43.26	35,305	46,577	40,000
Vested	48.25	—	38.40	(44,667)	—	(52,000)
Lapsed	—	47.52	—	—	(58,000)	—

At December 31	77.26	59.93	48.79	113,215	122,577	134,000	2.84	2.34	1.10

Shares awarded to non-executive directors
At January 1	81.79	69.47	42.89	17,600	6,000	5,848
Awarded *	79.06	81.60	82.25	7,200	18,000	7,200
Vested	79.42	70.03	58.62	(15,200)	(6,400)	(5,848)
Lapsed	—	—	69.47	—	—	(1,200)

At December 31	81.60	81.79	69.47	9,600	17,600	6,000	0.75	0.71	0.33

Shares awarded to employees
At January 1	85.82	88.00	—	721,200	300,000	—
Awarded	103.85	83.64	88.00	226,200	487,200	300,000
Vested	—	—	—	—	—	—
Lapsed	90.35	79.70	—	(78,300)	(66,000)	—

At December 31	90.61	85.82	88.00	869,100	721,200	300,000	3.07	3.71	3.00

*	10,800 shares were initially awarded in June 2011, but final resolution only took place in 2012.

Participation in Co-Investment Plan by executive directors in 2011 and 2012

One third of any annual bonus earned is compulsorily deferred and an executive director may also choose to commit further shares to a Co-Investment Plan. The maximum commitment which may be made in the Co-Investment Plan is 200% of base salary by the CEO and 100% of base salary by the CFO for 2011 and 2012. Committed shares must be retained for three years and may be matched, depending on relative TSR performance over three years against the HSBC Global Gold Index. If after three years the TSR performance of the group equals or exceeds the performance of the HSBC Global Gold Index, then the committed shares may be matched on a stepped scale. The maximum level of matching is one for one. The vesting of the award is dependent on the company’s TSR performance relative to the HSBC Global Gold Index. Refer to the “Compensation” section of the Annual Report on Form 20-F for further details.

The fair value of awards made under the Co-Investment Plan in 2012 and 2011 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for awards made under the Co-Investment Plan during the year ended December 31, 2012 and 2011 were as follows:

	Note	March 2012	June 2011
Quantity of shares awarded		35,305	46,577
Fair value of shares awarded		US$1.9 million	US$1.4 million
Performance period		3 years	3 years
Risk-free interest rate		0.56%	0.59%
Volatility	18.1	40%	40%
HSBC Global Gold Index volatility		30%	30%
Correlation used between the HSBC Global Gold Index and the company TSR		80%	80%
Weighted average exercise price on grant and valuation date	18.2	US$101.49	US$76.53

18.1	Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.
18.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

19. SEGMENT INFORMATION

Operating segments have been identified on the basis of internal reports about components of the group that are regularly reviewed by the group’s chief operating decision maker. The operating segments included in internal reports are determined on the basis of their significance to the group. In particular, operating mines are reported as separate segments and exploration projects that have significant capitalized expenditure or other fixed assets are also reported separately. Other parts of the group, including the RAL 1 and KAS 1 joint ventures, are included with corporate and exploration. The group’s chief operating decision maker is considered by management to be the board of directors. An analysis of the group’s business segments, excluding intergroup transactions, is set out below. All gold is sold to a single customer, the largest accredited gold refinery in the world.

Country of operation	Mali	Mali	Mali	Côte d’Ivoire	DRC	Jersey
US$000	Group’s 40% share of Morila	Loulo	Gounkoto	Tongon	Group’s 50% share of Kibali*	Corporate and Exploration	Inter company Eliminations	Total
YEAR ENDED DECEMBER 31, 2012
PROFIT AND LOSS
Total revenue	134,703	357,224	475,127	351,805	—	—	(1,029)	1,317,830

Mining and processing costs excluding depreciation	(53,127)	(145,886)	(174,506)	(150,321)	—	10,978	328	(512,534)
Depreciation and amortization	(6,133)	(51,550)	(18,197)	(48,033)	(183)	(7,645)	—	(131,741)

Mining and processing costs	(59,260)	(197,436)	(192,703)	(198,354)	(183)	3,333	328	(644,275)
Transport and refining costs	(270)	(1,077)	—	(1,641)	—	—	—	(2,988)
Royalties	(8,092)	(20,673)	(28,507)	(10,530)	—	—	—	(67,802)
Exploration and corporate expenditure	—	(2,255)	(1,110)	(2,654)	(1,608)	(33,014)	—	(40,641)
Other (expenses)/income	(4,657)	(15,253)	(7,227)	(15,548)	343	47,660	—	5,318
Finance costs	(216)	(490)	(129)	(353)	(7)	(15,244)	15,239	(1,200)
Finance income	2	14	75	104	13	17,081	(15,239)	2,050

Profit before income tax	62,210	120,054	245,526	122,829	(1,442)	19,816	(701)	568,292
Income tax expense	(20,456)	(38,064)	1,970	(849)	—	(111)	—	(57,510)

Net profit/(loss)	41,754	81,990	247,496	121,980	(1,442)	19,705	(701)	510,782
Capital expenditure	(1,153)	(219,506)	(17,847)	(33,391)	(286,610)	(3,773)	—	(562,280)
Total assets	42,685	1,029,761	242,185	613,794	863,237	335,482	—	3,127,144
Total external liabilities	(30,668)	(145,225)	(38,082)	(40,392)	(46,579)	(37,827)	—	(338,773)

*	Before minorities

	Mali	Mali		Mali	Côte d’Ivoire	DRC	Jersey
US$000	Group’s 40% share of Morila	Loulo		Gounkoto	Tongon	Group’s 50% share of Kibali*	Corporate and Exploration	Inter company Eliminations	Total
YEAR ENDED DECEMBER 31, 2011
PROFIT AND LOSS
Total revenue	156,771	321,199		228,370	425,060	—	—	(4,314)	1,127,086

Mining and processing costs excluding depreciation +	(68,090)	(180,048	)+	(60,120)	(137,674)	—	8,193	(503)	(438,242	)+
Depreciation and amortization	(10,238)	(20,377)		(6,065)	(39,104)	(998)	(5,278)	—	(82,060)

Mining and processing costs +	(78,328)	(200,425	)+	(66,185)	(176,778)	(998)	2,915	(503)	(520,302	)+
Transport and refining costs	(209)	(1,499)		—	(933)	—	—	—	(2,641)
Royalties	(9,427)	(17,944)		(13,702)	(12,768)	—	—	—	(53,841)
Exploration and corporate expenditure	—	(4,156)		(1,242)	(3,222)	(164)	(35,141)	—	(43,925)
Other (expenses)/income	(3,410)	(18,207)		(8,536)	(33,963)	1,162	56,393	—	(6,561)
Finance costs	(510)	(562)		—	(340)	(2)	(33,174)	30,991	(3,597)
Finance income	2	36		—	128	9	31,831	(30,991)	1,015

Profit before income tax +	64,889	78,442	+	138,705	197,184	7	22,824	(4,817)	497,234	+
Income tax expense +	(21,046)	(29,323	)+	(209)	(1,620)	—	(3,131)	—	(55,329	)+

Net profit /(loss)+	43,843	49,119	+	138,496	195,564	7	19,693	(4,817)	441,905	+
Capital expenditure +	(1,186)	(176,153	)+	(89,828)	(99,879)	(77,510)	(16,027)	—	(460,583	)+
Total assets +	68,364	776,692	+	132,872	568,461	459,433	538,985	—	2,544,807	+
Total external liabilities	(32,245)	(105,959)		(11,775)	(34,244)	(3,281)	(51,473)	—	(238,977)

*	Before minorities
+

The group changed its accounting policy on production phase stripping costs with effect from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 and F-10 for further details).

	Mali	Mali	Mali	Côte d’Ivoire	DRC	Jersey
US$000	Group’s 40% share of Morila	Loulo	Gounkoto	Tongon	Group’s 50% share of Kibali*	Corporate and Exploration	Inter company Eliminations	Total
YEAR ENDED DECEMBER 31, 2010
PROFIT AND LOSS
Gold sales on spot	117,427	385,051	—	6,527	—	—	(3,116)	505,889
Loss on hedging contracts	—	(21,336)	—	—	—	—	—	(21,336)
Total revenue	117,427	363,715	—	6,527	—	—	(3,116)	484,553

Mining and processing costs excluding depreciation	(56,596)	(201,212)	—	(1,902)	—	3,519	3,895	(252,296)
Depreciation and amortization	(5,152)	(16,135)	—	(4,410)	(264)	(2,166)	—	(28,127)

Mining and processing costs	(61,748)	(217,347)	—	(6,312)	(264)	1,353	3,895	(280,423)
Transport and refining costs	(236)	(1,357)	—	(60)	—	—	—	(1,653)
Royalties	(7,052)	(20,431)	—	(197)	—	—	—	(27,680)
Exploration and corporate expenditure	(8)	(1,430)	—	(13)	609	(46,336)	—	(47,178)
Other (expenses)/income	(2,603)	(19,330)	—	(876)	(1,018)	32,349	—	8,522
Finance costs	(1,129)	(7,412)	—	(19)	(7)	(3,577)	6,874	(5,270)
Finance income	2	125	—	—	7	8,044	(6,874)	1,304
Provision for financial assets	—	—	—	—	—	12,980	—	12,980

Profit before income tax	44,653	96,533	—	(950)	(673)	4,813	779	145,155
Income tax expense	(14,830)	(9,955)	—	380	—	(119)	—	(24,524)

Net profit (loss)	29,823	86,578	—	(570)	(673)	4,694	779	120,631
Capital expenditure	(1,319)	(86,893)	—	(232,738)	(33,195)	(56,665)	—	(410,810)
Total assets	92,527	594,675	—	435,126	371,596	500,416	—	1,994,340
Total external liabilities	(19,242)	(62,148)	—	(28,157)	(3,409)	(32,720)	—	(145,676)

*	Before minorities

20.	FINANCIAL RISK MANAGEMENT

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

Controlling Risk in the Group

The treasury committee is responsible for treasury financial risk management activities within the group. The treasury committee reviews and recommends to the board all treasury counterparts, limits, instruments and any hedge strategies. At least two members of the treasury committee need to be present for a decision to be made, one of whom needs to be an executive director. Unless specific dispensation is obtained from the audit committee, the treasury committee is permitted to invest up to US$100 million/20% of the total funds (whichever is the lower) with each approved institution with an investment rating of AA- or higher noting that funds have to be spread between at least five institutions. At year end the group held 46% of the total funds (excluding local bank accounts) with AA- rated institutions on deposit for periods of three months or less. The treasury committee is also permitted to invest up to US$25 million/5% of the total funds (whichever is the lower) with each approved institution with a minimum investment rating of A or higher. At year end, the group held 32% of these funds with A rated institutions for periods of three months or less. The group has eight institutions rated AA- or higher with investments held across six. The A rated approved institutions amount to 11 with investments held across eight. The remaining cash for the group at year end was held with the group’s principal bankers. The treasury committee is responsible for managing investment, gold price, currency, liquidity and credit risk. The treasury committee monitors adherence to treasury risk management policy and counterpart limits and provides regular reports. The group also uses a Fiduciary Deposit Service provided by Rothschild Bank International to assist with the flow and quality of market information. The financial risk management objectives of the group are defined as follows:

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

•

ensuring that all contracts and agreements related to risk management activities are coordinated consistently throughout the group and comply where necessary with all relevant regulatory and statutory requirements.

Refer to “Risk Factors” in the Annual Report on Form 20-F for details on the group’s risk factors.

Foreign Currency and Commodity Price Risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily euro, South African rand and Communauté Financière Africaine franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks and none existed in 2010, 2011 or 2012. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold sold at market spot prices in 2011 and 2012, following the hedging of a portion of Loulo’s sales as a requirement of historic financing arrangements, the last of such contracts being delivered into during 2010. Gold sales are made in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

US$000	Dec. 31, 2012	Dec. 31, 2011
Level of exposure of foreign currency risk carrying value of foreign currency balances
Cash and cash equivalents includes balances dominated in:
• Communauté Financière Africaine franc (CFA)	7,837	3,424
• Euro (EUR)	34,273	26,281
• South African rand (ZAR)	30,254	11,640
• Canadian dollar (CAD)	31	1,013
Trade and other receivables includes balances dominated in:
• Communauté Financière Africaine franc (CFA)	30,730	29,933
• Euro (EUR)	22	25
• South African rand (ZAR)	6,812	1,989
Trade and other payables includes balances dominated in:
• Communauté Financière Africaine franc (CFA)	(56,477)	(74,069)
• Euro (EUR)	(7,243)	1,086
• South African rand (ZAR)	(48,440)	(2,161)
• British pound (GBP)	(27)	(1,549)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument, which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments.

	Closing exchange rate	Effect of 10% strengthening of US$ on net earnings and equity US$000
At December 31, 2012
• Euro (EUR)	0.7567	2,701
• Communauté Financière Africaine franc (CFA)	496.35	1,791
• South African rand (ZAR)	8.4875	1,137
At December 31, 2011
• Euro (EUR)	0.7723	2,522
• Communauté Financière Africaine franc (CFA)	517.38	10,743
• South African rand (ZAR)	8.1421	1,579

The sensitivities are based on financial assets and liabilities held at December 31, where balances were not denominated in the functional currency. The sensitivities do not take into account the group’s sales and costs and the results of the sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non-foreign exchange influenced factors.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short term cash investments and interest payable on financing activities (including long term loans), giving rise to interest rate risk. In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements.

The group generally enters into variable interest bearing borrowings. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. The group has in the past been able to actively source financing through public offerings, shareholder loans and third party loans. The finance lease entered in the year bears a fixed rate of interest.

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

Maturity date	Currency		Effective Amount	Effective rate (%) for the year
			US$000
Cash and cash equivalents:
All less than 90 days	US$	000	387,288	0.41

The other financial instruments of the group that are not included in the tables above are non-interest bearing and are therefore not subject to interest rate risk.

Concentration of credit risk

The group’s cash balances do not give rise to a significant concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in Mali and Côte d’Ivoire. The gold produced is sold to the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not financial assets for IFRS 7, included in receivables is US$119.7 million (2011: US$35.1 million) (refer to Note 7) relating to indirect taxes owing to Morila and Loulo by the State of Mali and the DRC, which are denominated in FCFA, which holds some credit risk for the group. The mining conventions in Mali permit offsetting of other corporate taxes against approved but unpaid TVA.

Capital risk management

The group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, buyback shares, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt (net cash) divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the consolidated statement of financial position) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt (net cash).

US$000	2012	2011 (restated)+
Capital risk management
Total borrowings	(230,535)	(158,903)
Less: cash and cash equivalents	387,288	487,644
Net cash	156,753	328,741
Total equity	2,785,122	2,303,216	+
Total capital	2,628,369	1,974,475	+
Gearing ratio*	0%	0%

+

The group changed its accounting policy on production phase stripping costs with effect from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 and F-10 for further details).

*	Owing to the absence of a net debt position, the gearing is calculated at 0%.

Maturity analysis

The following table analyses the group’s financial liabilities into the relevant maturity groupings based on the remaining period from the Statement of Financial Position to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances will not necessarily correspond with the amounts disclosed in the Statement of Financial Position.

US$000	Trade and other payables	Borrowings	Other financial liabilities
At December 31, 2012
Financial liabilities
Within 1 year, on demand	206,761	2,122	—
Later than 1 year and no later than 5 years	—	7,119	—
After 5 years	—	11,966	3,249

Total	206,761	21,207	3,249

At December 31, 2011
Financial liabilities
Within 1 year, on demand	152,903	—	—
After 5 years	—	—	2,614

Total	152,903	—	2,614

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the carrying amounts and fair values of the group’s financial instruments outstanding at December 31, 2012 and 2011. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

US$000	Categories of financial instruments	Carrying amount Dec. 31, 2012	Fair value Dec. 31, 2012	Carrying amount Dec. 31, 2011	Fair value Dec. 31, 2011
Financial assets Cash and cash equivalents	Loans and receivables	387,288	387,288	487,644	487,644
Available-for-sale financial assets categorized as level 1
Available-for-sale financial assets	Available-for-sale	3,476	3,476	7,498	7,498
Trade and other Receivables	Loans and receivables	62,515	62,515	48,011	48,011
Financial liabilities
Trade and other payables	Other financial liabilities - amortized cost	206,761	206,761	152,903	152,903
Current and non-current borrowings	Other financial liabilities - amortized cost	14,774	14,774	—	—
State of Mali loan	Other financial liabilities - amortized cost	3,249	3,012	2,614	2,231

The table above shows the level of the fair value valuation hierarchy applied to financial instruments carried at fair value. The total financial assets valued using level 1 is US$3.5 million (2011: US$7.5 million). There have been no transfers between the levels of fair value hierarchy during the current or prior year. Randgold does not hold any financial instruments that are fair valued using a level 2 or level 3 valuation.

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

The hedge book liability as stated realized as follows:

US$000	2010
Amounts deferred in equity which will reduce/(increase) revenue in future periods
2010	—

—

US$000
The non-cash losses on rolled forward contracts for previously designated dates which have already been recognized in profit or loss
2010	—

The ineffective loss portion of hedging contracts previously recognized	—

Total fair value	—

US$000	2010
Movement in the hedging reserve
Opening balance	(14,242)
Movement on cash flow hedges
• Transfer to profit for the period	14,242
• Fair value movement on financial instruments	—

Closing balance	—

ESTIMATION OF FAIR VALUES

Trade and other receivables, trade and other payables, cash and cash equivalents.

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Borrowings

The fair value for the loans from minority shareholders is based on estimated project cash flows which have been discounted at 3% (2011: 3%). The carrying amount of the finance leases is consistent with fair value.

Gold price contracts

The group is fully exposed to the spot gold price on gold sales.

22. COMMITMENTS AND CONTINGENT LIABILITIES

US$000	Dec. 31, 2012	Dec. 31, 2011
Capital expenditure contracted for at statement of financial position date but not yet incurred is: Property, plant and equipment	217,544	109,728

The group’s capital commitments relating to its share of the Kibali joint venture’s capital commitment amount to US$119.4 million (2011: US$106.5 million).

Under the Kibali Joint Venture Agreement (JVA), the obligation of the parties (Randgold Resources (Kibali) Ltd and AngloGold Ashanti Holdings plc) in respect of the future funding (including but not limited to, operating costs, capital costs and other costs) of the company Kibali Goldmines SPRL and/or the Kibali project shall be pro-rata in proportion to their respective percentage interests in the company Kibali at the time any such future funding is required. In accordance with the Kibali JVA, Kibali will be funded via intercompany loans. The 100% balance of the group’s shareholder loan to Kibali as at December 31, 2012 is US$832 million (2011: US$237 million). This balance includes accrued shareholders interest of US$40 million (2011: US$12 million). The drawdown of any funds are subject to the approval of the Annual Budget and Business plan by the JV partners. The total commitment of funding for 2013 is US$766 million, of which Randgold Resources Ltd will contribute 50%.

Operating lease commitments

The lease relates to the oxygen plant at Loulo leased from Maligaz. The duration of the contract is 10 years and the contract is renewable for additional periods of five years thereafter.

The future aggregate minimum lease payments* under operating leases are as follows:

US$000	Dec. 31, 2012	Dec. 31, 2011
No later than 1 year	1,686	342
Later than 1 year and no later than 5 years	6,744	1,368
Later than 5 years	5,058	1,026

	13,488	2,736

*	These payments also include payments for non-lease elements in the arrangement.

As discussed more fully in Note 3, the group has received claims for various taxes from the State of Mali totaling US$86.2 million (2011: US$64.3 million), which the group considers to be without merit.

23. RELATED PARTY TRANSACTIONS

US$000	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Management fee received from Rockwell Resources RSA (Pty) Ltd	53	93	97
Net income from Morila	2,026	2,360	2,944
Net income from Kibali	2,058	2,000	1,208

Net income refers to management fees.

In terms of the operator agreement between Morila SA and AngloGold Ashanti Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to Randgold (through Mining Investment (Jersey) Limited). Randgold (through Randgold Resources (Somilo) Ltd) is the operators of Loulo, Tongon (through Mining Investment (Jersey) Ltd), as well as of Gounkoto (through Randgold Resources (Gounkoto) Ltd). Seven Bridges Trading 14 (Pty) Ltd provided administration services to Rockwell Resources RSA (Pty) Ltd. Dr. DM Bristow is a non-executive director of Rockwell Resources International. The balances outstanding at year end related to Rockwell were negligible (2011: nil; 2010: nil). Refer to Note 11 for details of the company’s investments in and loans to subsidiaries and joint ventures within the group together with its relevant share of income and expense. Refer to Note 14 for amounts payable to DTP as a joint venture partnership in RAL 1.

US$000	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Key management remuneration
Short term employee benefits	11,357	11,649	10,684
Share-based payments	12,833	11,619	7,311

Total	24,190	23,268	17,995

This includes compensation for two executive directors (2011: two; 2010: two), seven non-executive directors (2011: seven; 2010: eight) and twenty-one executive management personnel (2011: twenty-one; 2010: sixteen). Refer to directors’ and executives’ profiles in the “Directors, Senior Management and Employees” section of the Annual Report on Form 20-F for detail of their roles and responsibilities.

24. MINING AND PROCESSING COSTS AND OTHER DISCLOSABLE ITEMS

US$000	Year Ended Dec. 31, 2012	Year Ended Dec. 31, 2011+ (restated)		Year Ended Dec. 31, 2010
Mine production costs	460,322	362,892	+	247,850
Movement in production inventory and ore stockpiles	(31,970)	5,047		(16,152)
Depreciation and amortization	131,741	82,060		28,127
Other mining and processing costs	84,182	70,303		20,598

	644,275	520,302	+	280,423

The above includes:
Impairment of receivables	—	3,159		124

+	The group changed its accounting policy on production phase stripping costs with effect from January 1, 2012. As a result, the 2011 results have been restated (refer to pages F-9 to F-10 for further details).

Other income includes management fees of US$4.1 million (2011: US$4.4 million; 2010: US$2.4 million) in respect of Kibali and Morila, as well as operational foreign exchange gains of US$6.7 million (2011: US$ nil; 2010 US$0.9 nil). Other income in 2010 also includes US$19.3 million of profit on the sale of 15.5 million Volta Resources shares.

Other expenses include operational foreign exchange losses of US$5.4 million for the year (2011: US$10.4 million; 2010: US$13.4 million).

25. EXPLORATION AND CORPORATE EXPENDITURE

US$000	Year Ended Dec. 31, 2012	Year Ended Dec. 31, 2011	Year Ended Dec. 31, 2010
Exploration and corporate expenditure comprise:
Exploration expenditure	16,973	19,606	11,083
Corporate expenditure	23,668	24,319	36,095

	40,641	43,925	47,178

26. FINANCE INCOME AND COSTS

US$000	Year Ended Dec. 31, 2012	Year Ended Dec. 31, 2011	Year Ended Dec. 31, 2010
Finance income – interest income	1,859	1,015	1,304
Finance income – net foreign exchange gains on financing activities	191	—	—

Finance income	2,050	1,015	1,304
Interest expense – borrowings	(204)	(405)	(1,101)
Finance costs – net foreign exchange loss on financing activities	—	(2,157)	(3,577)
Unwind of discount on provisions for environmental rehabilitation	(996)	(1,035)	(592)

Finance costs	(1,200)	(3,597)	(5,270)
Release of provision for financial assets	—	—	12,980

Finance income/(costs) – net	850	(2,582)	9,014

Interest income arises on cash and cash equivalents.

Interest expenses arise on borrowings measured at amortized cost.

27. SUBSEQUENT EVENTS

No significant subsequent events requiring disclosure of adjustment occurred.

Schedule II – Valuation and Qualifying Accounts

	Balance at beginning of period	Charged to costs and expenses	Amounts written off as uncollectible	Unused amounts reversed	Balance at end of period
Year ended December 31, 2012
Valuation allowance for impaired receivables	1.1	—	—	—	1.1
Year ended December 31, 2011
Valuation allowance for impaired receivables	2.2	3.2	(4.3)	—	1.1
Year ended December 31, 2010
Valuation allowance for impaired receivables	2.1	0.1	—	—	2.2
Valuation allowance for impaired auction rate securities	20.0	—	—	(20.0)	—

S-1