Form 20-F
period 2013-12-31
RANDGOLD RESOURCES LTD
filed 2014-03-31
CIK 1175580

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2013, the Registrant had outstanding 92,245,531 ordinary shares, par value $0.05 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒    Yes  ☐    No

If the report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐    Yes   ☒    No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒    Yes  ☐    No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒  Yes  ☐    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐    Item 17 ☐    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐    Yes  ☒    No

GLOSSARY OF MINING TECHNICAL TERMS

The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the terms as used in this annual report (“Annual Report”).

Albite:	A mineral within the Feldspar Group which is the sodium rich end member of the Albite-Anorthite Series. It is a common type of hydrothermal alteration.

Alteration:	The chemical change in a rock due to hydrothermal and other fluids.

Archaean:	A geological eon before 2.5 Ga.

Arsenopyrite:	An iron arsenic sulfide mineral.

Assay:	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Banded iron formation:	A bedded deposit of iron minerals.

Basalt:	An extrusive volcanic rock composed primarily of plagioclase, pyroxene and some olivine.

bcm:	A measure of volume representing a cubic meter of in-situ rock.

Birimian:	Geological time era, about 2.1 billion years ago.

Breccia:	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Cage:	The conveyance used to transport men and equipment between the surface and the mine levels.

Carbonate:	A mineral salt typically found in quartz veins and as a product of hydrothermal alteration of sedimentary rock.

Cemented Aggregate Fill:	A backfill method for filling open stopes that uses cement and rock aggregate.

Clastic:	Rocks built up of fragments of pre-existing rocks which have been produced by the processes of weathering and erosion.

Concentrate:	A fine, powdery product of the milling process containing a high percentage of valuable metal.

Cut-off grade:	The lowest grade of material that can be mined and processed considering all applicable costs, without incurring a loss or gaining a profit.

Cyanidation:	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving it in a weak cyanide solution. Carried out in tanks inside a mill or in heaps of ore outside.

Decline:	A sloping underground opening for machine access from level to level or from surface, also called a ramp.

Development:	Underground work carried out for the purpose of opening up a mineral deposit which includes shaft sinking, crosscutting, drifting and raising.

Diamond Drilling (“DDH”):	A rotary type of rock drilling that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter.

Dilution (mining):	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

Dip:	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

Discordant:	Structurally unconformable.

EEP:	Exclusive EP.

EP:	Exploration permit.

Exploration:	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Fault:	A break in the Earth’s crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Feasibility Study:	A comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Felsic:	Term used to describe light-coloured rocks containing feldspar, feldspathoids and silica.

Felsic:	A light colored igneous rock composed of quartz, feldspar and muscovite.

Feldspar:	An alumino-silicate mineral.

Footwall:	The underlying side of a fault, orebody or stope.

g/t:	Grams of gold per metric tonne.

Gabbro:	A dark, coarse-grained igneous rock.

Geophysical survey:	A scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Gneiss:	A coarse-grained, foliated rock produced by metamorphism.

Gold reserves:	The gold contained within proven and probable reserves on the basis of recoverable material (reported as tonnes we expect to be delivered to the mill and head grade).

Gold sales:	Represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of such contracts.

Grade:	The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per tonne of ore.

Granite:	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.

Greenstone belt:	An area underlain by metamorphosed volcanic and sedimentary rocks, usually in a continental shield.

Greywacke:	A dark gray, coarse grained, indurated sedimentary rock consisting essentially of quartz, feldspar, and fragments of other rock types.

Hangingwall:	The rock on the upper side of a vein or ore deposit.

Head grade:	The grade of the ore as delivered to the metallurgical plant.

Hematite:	An oxide of iron, and one of that metal’s most common ore minerals

Hydrothermal:	Relating to hot fluids circulating in the earth’s crust.

Igneous rocks:	Rocks formed by the solidification of molten material from far below the earth’s surface.

In situ:	In place or within unbroken rock or still in the ground.

Kibalian:	A geological time era.

Lode:	A mineral deposit in solid rock.

Logging:	The process of recording geological observations of drill core either on paper or on computer disk.

Lower proterozoic:	Era of geological time between 2.5 billion and 1.8 billion years before the present.

Magnetite:	Black, magnetic iron ore, an iron oxide.

Measures:	Conversion factors from metric units to US units are provided below:

Metric Unit		US Equivalent

1 tonne	= 1 t	1.10231 tons
1 gram	= 1 g	0.03215 ounces
1 gram per ton	= 1 g/t	0.02917 ounces per ton
1 kilogram per ton	= 1 kg/t	29.16642 ounces per ton
1 kilometer	= 1 km	0.621371 miles
1 meter	= 1 m	3.28084 feet
1 centimeter	= 1 cm	0.3937 inches
1 millimeter	= 1 mm	0.03937 inches
1 square kilometer	= 1 sq km	0.3861 square miles

Metamorphism:	The process by which the form or structure of rocks is changed by heat and pressure.

Mill delivered tonnes:	A quantity, expressed in tonnes, of ore delivered to the metallurgical plant.

Milling/mill:	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore/a revolving drum used for the grinding of ores in preparation for treatment.

Mineable:	That portion of a mineralized deposit for which extraction is technically and economically feasible.

Mineralization:	The presence of a target mineral in a mass of host rock.

Mineralized material:	A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. A deposit of mineralized material does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Moz:	Million troy ounces.

Mt:	Million metric tonnes.

Nugget:	A small mass of precious metal, found free in nature.

Open pit:	A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

Ore:	A mixture of ore minerals and gangue from which at least one of the metals can be extracted at a profit.

Orebody:	A natural concentration of valuable material that can be extracted and sold at a profit.

Ounce:	One troy ounce, which equals 31.10348 grams.

Outcrop:	An exposure of rock or mineral deposit that can be seen on surface that is, not covered by soil or water.

Oxide Ore:	Soft, weathered rock that is oxidized.

Paste Backfill:	A backfill method for filling open stopes that uses cement and tailings material.

Plutonic:	Refers to rocks of igneous origin that have come from great depth.

Porphyry:	Any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundmass.

Prefeasibility Study:	A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined and includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic, social and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

Probable reserves:	Reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Prospect:	An area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

Proven reserves:	Reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Pyrite:	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold”.

Pyrrhotite:	A bronze-colored, magnetic iron sulphide mineral.

Quartz:	A mineral compound of silicon and oxygen.

Quartzite:	Metamorphic rock with interlocking quartz grains displaying a mosaic texture.

Reconnaissance:	A preliminary survey of ground.

Refining:	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

Rehabilitation:	The process of restoring mined land to a condition approximating its original state.

Reserve:	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

RP:	Reconnaissance Permit.

Sampling:	Selecting a fractional but representative sample for analysis.

Satellite deposit:	A smaller subsidiary deposit proximal to a main deposit.

Sedimentary:	Pertaining to or containing sediment. Used in reference to rocks which are derived from weathering and are deposited by natural agents, such as air, water and ice.

Shaft:	A vertical or inclined excavation in rock for the purpose of providing access to an orebody. Usually equipped with a hoist at the top, which lowers and raises a conveyance for handling ore, workers or materials.

Shear zone:	A zone in which shearing has occurred on a large scale.

Silica:	Silicon dioxide. Quartz is a common example.

Slag:	The vitreous mass separated from the fused metals in the smelting process.

Stockpile:	Broken ore heaped on surface, pending treatment.

Stope:	An excavation in a mine from which ore is, or has been, extracted.

Strike length:	The direction and length of a geological plane.

Stripping:	The process of removing overburden to expose ore.

Sulfide:	A mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite or iron sulfide. Also a zone in which sulfide minerals occur.

Sump:	An excavation where water accumulates before being pumped to surface.

Tailings:	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

Tonnage:	Quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Tonne:	One tonne is equal to 1,000 kilograms (also known as a “metric” ton).

Total cash costs:	Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties.

Trend:	The direction, in the horizontal plane, of a linear geological feature, such as an ore zone, or a group of orebodies measured from true north.

Ultramafic:	An igneous rock with a very low silica content and rich in iron magnesium minerals.

Vein:	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

Volcaniclastic:	Where volcanic derived material has been transported and reworked through mechanical processes.

Volcanisedimentary:	Where volcanic and sedimentary material have been transported and reworked through mechanical processes.

Waste:	Rock mined with an insufficient gold content to justify processing.

Weathered or weathering:	Rock broken down by erosion.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. SELECTED FINANCIAL DATA

The following selected historical consolidated financial data has been derived from, and should be read in conjunction with, the more detailed information and financial statements, including our audited consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 and as at December 31, 2013, December 31, 2012 and January 1, 2012, which appear elsewhere in this Annual Report. The comparative information in those audited consolidated financial statements are restated following the adoption of IFRS 11 Joint arrangements in 2013. The historical consolidated financial data as at December 31, 2010 and 2009, and for the years ended December 31, 2010 and 2009 have been derived from our audited consolidated financial statements not included in this Annual Report. The historical financial data in respect of those years is not restated, as explained in the footnote to the table below.

The financial data have been prepared in accordance with IFRS, unless otherwise noted.

	Year Ended December 31, 2013	Year Ended December 31, 2012 (Restated)+		Year Ended December 31, 2011 (Restated)+		Year Ended December 31, 2010	Year Ended December 31, 2009
$000:
STATEMENT OF COMPREHENSIVE INCOME DATA:
Amounts in accordance with IFRS unless otherwise stated
Revenues	1,137,690	1,183,127	+	970,315	+	484,553	432,780
Profit from operations#	354,699	505,845	+	429,908	+	136,141	113,764
Share of profits of equity accounted joint ventures	54, 257	40, 927	+	44,119	+	—	—
Net profit attributable to owners of the parent	278,382	431,801		383,860		103,501	69,400
Basic earnings per share ($)	3.02	4.70		4.20		1.14	0.86
Diluted earnings per share ($)	2.98	4.65		4.16		1.13	0.84
Weighted average number of shares used in computation of basic earnings per share	92,213,511	91,911,444		91,337,712		90,645,366	81,022,790
Weighted average number of shares used in computation of fully diluted earnings per share	93,346,109	92,824,926		92,276,517		91,926,912	82,161,851
Dividends declared per share^	0.50	0.50		0.40		0.20	0.17
Other data
Total cash costs ($ per ounce sold)*	715	735		688		681	510

#	Profit from operations is calculated as profit before income tax under IFRS, excluding net finance income/(costs) and share of profits of equity accounted joint ventures. Profit from operations all arises from continuing operations.
+	Following the introduction and adoption of IFRS 11 Joint arrangements, the group changed its accounting policy on joint ventures from January 1, 2013 with prior periods 2011 and 2012 restated accordingly (refer to pages F-8 to F-12 of this Annual Report for further details). IFRS 11 does not require restatement for earlier years, therefore the information extracted from the Statement of Comprehensive Income for 2010 and 2009 and the Statement of Financial Position for those years have not been restated. Note that the consolidated financial statements present a restated consolidated statement of financial position as at January 1, 2012 under IFRS, which is denoted as December 31, 2011 above.

^	Dividend distribution to the company’s shareholders is recognized as a liability in the group’s financial statements in the period in which the dividends are approved by the board of directors and declared to shareholders.
*	Refer to explanation of non-GAAP measures provided.

	At December 31, 2013	At December 31, 2012 (Restated)+		At December 31, 2011 (Restated)+		At December 31, 2010	At December 31, 2009
$000:
STATEMENT OF FINANCIAL POSITION AMOUNTS:
Amounts in accordance with IFRS
Total assets	3,376,513	3,008,891	+	2,477 267	+	1,994,340	1,820,168
Share capital	4,612	4,603		4,587		4,555	4,506
Share premium	1,423,513	1,409,144		1,386,939		1,362,320	1,317,771
Retained earnings	1,386,518	1,154,273		759,209		393,570	305,415
Other reserves	64,398	50,994		40,531		31,596	18,793
Equity attributable to the owners of the parent	2,879,041	2,619,014		2,191,266		1,792,041	1,646,485

+	Following the introduction and adoption of IFRS 11 Joint arrangements, the group changed its accounting policy on joint ventures from January 1, 2013 with prior periods 2011 and 2012 restated accordingly (refer to pages F-8 to F-12 of this Annual Report for further details). IFRS 11 does not require restatement for earlier years, therefore the Statement of Comprehensive Income for 2010 and 2009 and the Statement of Financial Position for those years have not been restated. Note that the consolidated financial statements present a restated consolidated statement of financial position as at January 1, 2012 under IFRS, which is denoted as December 31, 2011 above.

Non-GAAP Measures

We have identified certain measures that we believe will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are further explained below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Total cash costs and cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortization would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented. Total cash operating costs and cash operating cost per ounce include our share of joint ventures’ total operating cash cost and operating cash cost per ounce.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. We currently do not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The following table lists the costs of producing gold, based on IFRS figures extracted from the financial statements of the Company, and reconciles this measure to total cash costs as defined by the Gold Institute’s guidance, as a non-GAAP measure, for each of the periods set forth below:

$000:	Year Ended December 31, 2013	Year Ended December 31, 2012 (Restated)+		Year Ended December 31, 2011 (Restated)+		Year Ended December 31, 2010	Year Ended December 31, 2009
Gold Sales
Gold sales per IFRS	1,137,690	1,183,127		970,315		484,553	432,780
Gold sales adjustment for joint ventures	129,022 +	134,703	+	156,771	+	—	—
Gold sales#	1,266,712	1,317,830		1,127,086		484,553	432,780
Costs
Mine production costs	536,229	438,331	+	337,494	+	247,850	196,318
Depreciation and amortization	130,638	117,991	+	65 562	+	28,127	28,502
Other mining and processing costs	61,319	75,770	+	62,758	+	20,598	19,073
Cash cost adjustment for joint ventures	49,055	50,511	+	69,532	+	—	—
Depreciation and amortization adjustment for joint ventures	19,322 +	13,750	+	16,498	+	—	—
Transport and refinery costs	2,663	2,718	+	2,433	+	1,653	1,594
Royalties	58,415	59,710	+	44,414	+	27,680	25,410
Movement in production inventory and ore stockpiles	(49,730)	(43,716)	+	(21,907)	+	(16,152)	5,741
Total cost of producing gold #	807,911	715,065		576,784		309,756	276,638
Less: Non-cash costs included in total cost of producing gold: Depreciation and amortization under IFRS	(130,638)	(117,991)		(65,562)		(28,127)	(28,502)
Less: Non-cash costs included in total cost of producing gold: Depreciation and amortization for joint ventures	(19,322)	(13,750)		(16,498)		—	—
Total cash costs using the Gold Institute’s guidance#	657,951	583,324		494,724		281,629	248,136
Ounces sold*	920,248	793,852		718,762		413,262	486,324
Total cost of producing gold per ounce ($ per ounce)#	878	901		802		750	569
Total cash costs per ounce ($ per ounce)#	715	735		688		681	510

*	40% share of Morila, 45% share of Kibali and 100% share of Loulo, Tongon and Gounkoto

+	Following the introduction and adoption of IFRS 11 Joint arrangements, the group changed its accounting policy on joint ventures from January 1, 2013 with prior periods 2011 and 2012 restated accordingly (refer to pages F-8 to F-12 of this Annual Report for further details). IFRS 11 does not require restatement for earlier years, therefore the information extracted from the Statement of Comprehensive Income for 2010 and 2009 has not been restated.

#	Refer to explanation of non-GAAP measures provided. Historically, Randgold consolidated 100% of Loulo, Gounkoto and Tongon, and 40% of Morila and non-GAAP measures remain on this basis and are not affected by the change in accounting policy detailed above. During 2013 Kibali reached commercial production and Randgold has included 45% of Kibali in the consolidated non-GAAP measures. above.

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

	Price Per Ounce ($)
Year	High	Low	Average
2004	454	375	409
2005	537	411	444
2006	725	525	604
2007	841	608	695
2008	1,011	712	871
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,572
2012	1,792	1,540	1,669
2013	1,694	1,192	1,411
2014 (through February)	1,221	1,339	1,270

The market price of gold has been and continues to be significantly volatile. In 2013, there was a 29% reduction in gold price, the largest annual decline since 1981. If gold prices should fall below and remain below our cost of production for any sustained period we may experience losses, and if gold prices should fall below our cash costs of production we may be forced to re-plan and mine higher grade ore which will have a negative impact on our reserves and life of mine plans. Low gold prices for an extended period could result in us having to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover from any losses we may incur during that period and on our ability to maintain adequate reserves. Our total cash cost of production per ounce of gold sold was $715 in the year ended December 31, 2013, $735 in the year ended December 31, 2012 and $688 in the year ended December 31, 2011.

Our mining operations may yield less gold under actual production conditions than indicated by our gold reserve figures, which are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, production costs and the price of gold.

The ore reserve estimates contained in this Annual Report are estimates of the mill delivered quantity and grade of gold in our deposits and stockpiles. They represent the amount of gold that we believe can be mined, processed and sold at prices sufficient to recover our estimated total cash costs of production, remaining investment and anticipated additional capital expenditure. Our ore reserves are estimated based upon many factors, including:

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

We are subject to various political and economic uncertainties associated with operating in Mali that could significantly affect our mines in Mali and our results of operations and financial condition.

We are subject to risks associated with operating gold mines in Mali. In 2013, gold produced in Mali represented approximately 70% of our consolidated group gold production, including joint ventures. On March 21, 2012, Mali was subject to an attempted coup d’état that resulted in the suspension of the constitution, the partial closing of the borders and the general disruption of business activities in the country. The supply of consumables to our mines in Mali was temporarily interrupted as a result of the political situation. The borders were reopened shortly after these events and an interim government was installed within a month. In January 2013, following military conflicts with terrorist insurgents, the Malian State requested the assistance of the French Government to assist the Malian army to repel the insurgents who had been occupying parts of the north of the country and beginning to move towards the southern part of the country. During 2013, French and other foreign troops occupied the northern part of the country to assist the Malian State in maintaining control of this region and presidential and parliamentary elections took place during the middle of 2013. The insurgents have now largely been repelled from the north of the country and the French and other foreign troops have commenced demobilizing. Although we have continued to produce and sell gold during the political crisis, there can be no assurance that the political situation will not disrupt our ability to continue gold production, or our ability to sell and ship our gold from our mines in Mali. Furthermore, there can be no assurance that the political situation in Mali will not have a material adverse effect on our operations and financial condition.

Our business and results of operations may be adversely affected if the State of Mali and the DRC state fail to repay Value Added Tax, or TVA, owing to the Morila, Loulo, Gounkoto and Kibali mines.

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

By December 2007, Morila had successfully concluded a reimbursement protocol with the State of Mali for all TVA reimbursements it was owed up to June 2005. Morila was unable to conclude a second protocol subsequent to December 2007, however, and pursuant to its Establishment Convention, began offsetting TVA reimbursements it was owed against corporate and other taxes payable by Morila to the State of Mali. As a result of the offsets, Morila had recouped all its outstanding TVA as at December 31, 2010, as the State of Mali repaid all outstanding amounts by this date. As of December 31, 2011, December 31, 2012 and December 31, 2013, TVA owed by the State of Mali amounted to $3.9 million (our 40%), $6.4 million (our 40%) and $4.4 million (our 40%) respectively.

During 2011, 2012 and 2013 Loulo has offset TVA reimbursements it was owed against corporate and other taxes payable by Loulo to the State of Mali. At December 31, 2012, TVA owed by the State of Mali to Loulo stood at $72.2 million. This amount has increased to $115.6 million at December 31, 2013.

Included in the TVA owing amounts are amounts which had been extracted from the Morila and Loulo TVA refunds pertaining to disputed tax assessments. As at December 31, 2013 these amounted to $4.7 million (our 40%) owing to Morila and $24.4 million owing to Loulo.

By December 31, 2012 and December 31, 2013, TVA refunds of $10.7 million owing to Gounkoto remained disputed by the State of Mali.

By December 31, 2013, TVA owing to Kibali by the DRC State amounted to $36.4 million (our 45%). Kibali has received TVA refunds during the year, but the process has been slower than set out by law, due to additional administrative requirements imposed by the relevant State departments.

Our business, cash flow and results of operations will be adversely affected to the extent the TVA amounts owing to the group are not paid.

Our business may be adversely affected if we fail to resolve disputed tax claims with the State of Mali.

As at December 31, 2013, the group had received claims for various taxes from the State of Mali totaling $123.1 million, in respect of the Loulo, Gounkoto and Morila mines, together with Kankou Moussa SARL, our Malian gold jewelry sales operation. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for such disputes in Mali. Loulo, Gounkoto and Morila have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable for the companies and allow for international arbitration in the event that a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. On November 25, 2013, Société des Mines de Loulo SA (“Somilo”) instigated arbitration proceedings against the State of Mali pursuant to the terms of Somilo’s Establishment Convention at the International Center for Settlement of Investment Disputes in respect of US$60.9 million. Management continues to engage with the Malian authorities at the highest level to resolve this issue and the other unresolved tax claims. However, it may be necessary to instigate additional arbitration proceedings to resolve these disputes.

If for any reason these disputed tax claims become due and payable the results of Morila, together with Kankou Moussa SARL, Gounkoto and Loulo’s operations and financial position would be adversely affected, as would their ability to pay dividends to their shareholders. Accordingly, our business, cash flows and financial condition will be adversely affected if anticipated dividends are not paid.

Changes in mining legislation can have significant effects on our operations.

While we have entered into binding mining conventions with the governments of Côte d’Ivoire, Mali and Senegal, changes in mining legislation in the countries in which we operate could have significant adverse effects on our results of operations. In addition, changes in mining legislation may discourage future investments in these jurisdictions, which may have an adverse impact on our ability to develop new mines and reduce future growth opportunities. Among the jurisdictions in which we currently have major operations, there are several proposed or recently adopted changes in mining legislation that could materially affect us. The governments in these jurisdictions may require us to renegotiate our mining conventions. If so, there can be no assurance that the outcome of our negotiations will not have a material adverse impact on our financial condition or operational results.

Our success may depend on our social and environmental performance.

Our ability to operate successfully in communities will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the health, safety and well-being of our employees, the protection of the environment, and the creation of long term economic and social opportunities in the countries in which we operate. Mining companies are required to make a fair contribution and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations. As a result of public concern about the real or perceived detrimental effects of economic globalization and global climate impacts, businesses generally and large multinational corporations in natural resources industries, in particular, face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, governments, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities relate to non-renewable resources and are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage and legal suits.

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

Fuel is the primary input utilized in our mining operations, and our results are significantly affected by the price and availability of fuel, which are in turn affected by a number of factors beyond our control. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical factors and supply and demand. Political unrest in certain oil producing countries has in the past led to an increase in the cost of fuel. If there are additional outbreaks of hostilities or other conflicts in oil producing areas or elsewhere, or a reduction in refining capacity (due to weather events, for example), or governmental limits on the production or sale of fuel, or restrictions on the transport of fuel, there could be reductions in the supply of fuel and significant increases in the cost of fuel.

During 2013, the average price of our landed fuel was slightly higher than 2012. In the year ended December 31, 2013, the cost of fuel and other power generation costs comprised approximately 20% of our operating costs (2012: 25%).

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

Our underground mines at Loulo and Kibali are subject to all of the risks associated with underground mining.

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

Since the commencement of the underground operations at Yalea, in working with a mining contractor, we have experienced a number of challenges which have led to delays and slower build up of production. These challenges included the availability of the underground fleet, the ability to drill and blast in accordance with the plan and the contractor’s poor safety record.

Following these setbacks experienced during 2009, we terminated the underground mining contract with the contractor. At the beginning of 2010, we appointed a new contractor to develop the Gara underground mine, and subsequently extended their contract at the end of 2010 to include the additional development of the Yalea underground mine. The development and operation of the underground mine has been negatively impacted by these issues and resulting delays, and there can be no assurance that such issues will be fully resolved or that we will not have any further future delays.

Development of the Kibali mine includes the development of an underground mine, utilizing two separate mining contractors for each of the declines and vertical shaft. During 2012, we commenced the development of the decline shaft system and the vertical shaft platform was completed. In 2013, we continued to progress our underground operations at Kibali, including starting the development of the shaft collar, foundations for the winder house and erection of the winder infrastructure.

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

Feasibility studies and other project evaluation activities necessary to determine the current or future viability of a mining operation are often not economically beneficial. Activities often require substantial expenditure on exploration drilling to determine the extent and grade of mineralized material. It typically takes a number of years from initial feasibility studies of a mining project until development is completed and, during that time, the economic feasibility of production may change. The economic feasibility of development projects is based on many factors, including the accuracy of estimated reserves, metallurgical recoveries, capital and operating costs and future gold prices. The capital expenditure and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Thus it is possible that actual costs and economic returns may differ materially from our estimates.

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

Kibali completed an optimized feasibility during 2011 and construction of the mine started in 2012. Included in the mine development was the relocation of approximately 20,000 people from the mine site, and the 14 affected villages were relocated to the new model village of Kokiza during 2013. At Kibali, open pit mining started in July 2012 and the mine’s first gold was produced in September 2013. However, there can be no assurance that the mine will not be subject to the risks and uncertainties listed above, all of which could have an adverse material effect on the results of our operations and financial condition. At Massawa (Senegal), a technical and financial study was completed on the open pit enabling us to declare mineral reserves in 2010. In 2012 it was decided to focus on understanding the geological and metallurgical controls of the project. The current plan is to progress the feasibility study through 2014. There can be no assurance that the Massawa project will ultimately result in a new commercial mining operation, or that such new commercial mining operations would be successful.

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

The countries of Mali, Senegal, Democratic Republic of Congo (“DRC”) and Côte d’Ivoire have, since independence, experienced some form of political upheaval with varying forms of changes of government taking place.

Goods are supplied to our operations in Mali primarily by road through Senegal and Côte d’Ivoire, which at times have been disrupted by geopolitical issues. Any present or future policy changes in the countries in which we operate, or through which we are supplied, may in some way have a significant effect on our operations and interests.

The mining laws of Mali, Côte d’Ivoire, Senegal and DRC stipulate that, should an economic orebody be discovered on a property subject to an EP, a permit that allows processing operations to be undertaken must be issued to the holder. Legislation in certain countries currently provides for the relevant government to acquire a free ownership interest in any mining project. The requirements of the various governments as to the foreign ownership and control of mining companies may change in a manner which adversely affects us.

In addition, unforeseen events, including war, terrorism and other international conflicts could disrupt our operations and disrupt the operations of our suppliers. Such events could make if difficult or impossible for us to conduct our mining operations, including delivering our products and receiving materials from suppliers.

We are subject to various political and economic uncertainties associated with operating in the DRC, and the success of the Kibali mine will depend in large part on our ability to overcome significant challenges.

We are subject to risks associated with operating the Kibali mine in the DRC. The Kibali mine is located in the north-east region of the DRC and is subject to various levels of political, economic and other risks and uncertainties associated with operating in the DRC. Some of these risks include political and economic instability, high rates of inflation, severely limited infrastructure, lack of law enforcement, labor unrest, and war and civil conflict. In addition, the Kibali mine is subject to the risks inherent in operating in any foreign jurisdiction including changes in government policy, restrictions on foreign exchange, changes in taxation policies, and renegotiation or nullification of existing concessions, licenses, permits and contracts.

The DRC is an impoverished country with physical and institutional infrastructure that is in a debilitated condition. It is in transition from a largely state-controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Kibali mine.

Any changes in mining or investment policies or shifts in political attitude in the DRC may adversely affect operations and/or profitability of the Kibali mine. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. These changes may impact the profitability and viability of the Kibali mine.

Furthermore, the Kibali mine is located in a remote area of the DRC, which lacks basic infrastructure, including adequate roads and other transport, sources of power, water, housing, food and transport. In order to develop any of the mineral interests, facilities and material necessary to support operations in the remote locations in which they are situated must be established. The remoteness of the mineral interests would affect the potential viability of mining operations, as we would also need to establish substantially greater sources of power, water, physical plant, roads and other transport infrastructure than are currently present in the area. It is planned that hydropower stations will be utilized at Kibali, which will necessarily involve reconfiguring, refurbishing and maintaining existing stations and building new hydropower stations and also obtaining certain government licenses relating to their operation.

Moreover, the north-east region of the DRC has undergone civil unrest and instability that could have an impact on political, social or economic conditions in the DRC generally. There has been recent turmoil in the Eastern DRC, to the south of Kibali, following the defeat of the M23 rebel group in late 2013. A sufficient level of stability must be maintained in order for us to continue to operate the Kibali mine. The impact of unrest and instability on political, social or economic conditions in the DRC could result in the impairment of the exploration, development and operations at the Kibali mine.

We are subject to various political and economic uncertainties associated with operating in Côte d’Ivoire, that could significantly affect the success of the Tongon mine.

We have been subject to risks associated with operating the Tongon mine in Côte d’Ivoire. Côte d’Ivoire has experienced several years of political disruptions, including an attempted coup d’état and civil war. A dispute over the Côte d’Ivoire presidential election in November 2010 resulted in the establishment of two rival governments and the imposition of targeted sanctions. The political impasse, however, was resolved during 2011, and while the Tongon mine continued to operate throughout the crisis, at times we were unable to ship and sell our Tongon gold production, which resulted in a timing discrepancy between our gold produced and the recognition of revenue from gold sales. While all our gold production was subsequently sold and the country reverted to normality, there can be no assurance that similar events may not occur in the future which would have a material adverse effect on our gold production and financial results. Our operations and financial conditions could be impacted by future political and economic instabilities.

Certain factors may affect our ability to support the carrying value of our property, plant and equipment, and other assets on our consolidated statement of financial position.

We review and test the carrying amount of our assets on an annual basis when events or changes in circumstances suggest that the net book value may not be recoverable. If there are indications that impairment may have occurred, we prepare estimates of expected future discounted cash flows for each group of assets. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. Expected future cash flows are inherently uncertain, and could materially change over time. Such cash flows are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure to extract reserves under the approved life of mine plan.

We may incur losses or lose opportunities for gains as a result of any future use of derivative instruments to protect us against low gold prices.

We have from time to time used derivative instruments to protect the selling price of some of our anticipated gold production. The intended effect of our derivative transactions was to lock in a fixed sale price for some of our future gold production to provide some protection against a subsequent fall in gold prices. Although we currently do not use derivative instruments to protect us against low gold prices at our operations, we may in the future determine to implement the use of derivatives in connection with a portion of our anticipated gold production.

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

Under our joint venture agreements with AngloGold Ashanti Limited, or AngloGold Ashanti, we operate the Morila mine and the Kibali mine by means of a joint venture committee, and any disputes with AngloGold Ashanti over the management of the Morila mine or the Kibali mine could adversely affect our business.

We jointly control Société des Mines de Morila SA (“Morila SA”), the owner of the Morila mine, and Kibali Goldmines SPRL, the owner of the Kibali mine, with AngloGold Ashanti under joint venture agreements. We are responsible for the day-to-day operations of Morila and Kibali, subject to the overall management control of Morila SA and Kibali Goldmines SPRL boards, respectively. Substantially all major management decisions, including approval of a budget for the Morila mine and the Kibali mine, must be approved by the Morila SA and Kibali Goldmines SPRL boards, respectively. We and AngloGold Ashanti retain equal representation on the boards, with neither party holding a deciding vote. If a dispute arises between us and AngloGold Ashanti with respect to the management of Morila SA or Kibali Goldmines SPRL, and we are unable to amicably resolve the dispute, we may have to participate in arbitration or other proceedings to resolve the dispute, which could materially and adversely affect our business.

The Kibali project development plan was approved by the board of Kibali Goldmines SPRL in May 2012. However, there can be no assurance that Kibali will ultimately receive all the required approvals of all stakeholders or that disputes between the joint venture partners will not disrupt the development of the mine.

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

During 2011, Tongon’s operations were negatively impacted by flooding as a result of the rainy season and by problems encountered during the change-over from diesel generated power to Côte d’Ivoire’s national grid. Also, in November 2011, the Tongon mine suffered a major failure of the barring gear at its No 1 mill. As a result, management also shut down Tongon’s No 2 mill as well in the interests of personal safety and to protect the No 2 mill from a similar failure. In November 2011 and March 2012, the Tongon mine experienced temporary work stoppages during the course of negotiating a mine level agreement with a newly established union. During 2012 the Tongon mine was plagued by a series of operational challenges, including underperformance in the mining of the open pit as the mine struggled to manage the transition from softer oxide material to fresh rock. Also, the mine experienced frequent outages of grid power which disrupted the processing plant. Additionally, during December 2012 there was a fire in the milling circuits which resulted in both mills being offline for one week followed by lower throughput and recoveries. These issues led to gold production at Tongon missing its target by 26%. The plant was restored to full production by the end of January 2013 and the power problems were addressed during 2013. However the recovery problems are still being addressed and contributed to Tongon missing its target by 17% in 2013.

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

Mining contractors are used at Tongon, Loulo, Gounkoto, Kibali and Morila to mine and deliver ore to processing plants and at Loulo and Kibali to develop the underground mine. These mining contractors rely on third-party vendors to supply them with required mining equipment, some of which have been adversely affected by the global economic slowdown. Consequently, at these mines, we do not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines, or any of the vendors that supply them, have financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor.

Since the commencement of the underground operations at Yalea, in working with a mining contractor, we experienced a number of challenges which have led to delays and slower build up of production. These challenges included the availability of the underground fleet, the ability to drill and blast up holes and the contractor’s poor safety record. Following these setbacks experienced during 2009, we terminated the underground mining contract with the contractor and have assumed responsibility for underground mining at Loulo. At the beginning of 2010, we appointed a new contractor to develop the Gara underground mine, and subsequently extended their contract at the end of 2010 to include the development of the Yalea underground mine. The development and operation of the underground mine were negatively impacted by these issues. Significant improvement has occurred in 2012 and again in 2013, however, there can be no assurance that we will not have future issues or delays.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act, Corruption (Jersey) Law and the UK Bribery Act could subject us to penalties and other adverse consequences. We could suffer losses from corrupt or fraudulent business practices.

We abide by the provisions of the US Foreign Corrupt Practices Act, Corruption (Jersey) Law and the UK Bribery Act, which generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that represent our transactions and have an adequate system of internal accounting controls. The compliance mechanisms and monitoring programs that we have in place may not adequately prevent or detect possible violations under applicable anti-bribery and corruption legislation. There can be no assurance that our internal control policies and procedures always will protect us from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by our affiliates, employees or agents. As such, our corporate policies and processes may not prevent all potential breaches of law or other governance practices. Failure to comply with such legislation may result in severe criminal or civil sanctions, and we may be subject to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition. In addition, investigations by governmental authorities could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition. We are also subject to the risks that our employees, joint venture partners, and agents may fail to comply with other applicable laws.

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

The credit and capital markets experienced serious deterioration in 2008, including the failure of significant and established financial institutions in the US and abroad, which continued throughout 2013 and may continue in 2014 and beyond, and the conditions in these markets have continued to be difficult since then and may continue to be difficult in the future, which could have an impact on the availability and terms of credit and capital in the near term. The deteriorating financial condition of certain government authorities has significantly increased the potential for sovereign defaults in a number of jurisdictions, including within the European Union. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on our ability to raise capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and results of operations. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, inflation, fuel and energy costs, lack of available credit, the state of the financial markets, interest rates and tax rates may affect our growth and profitability.

To ensure additional liquidity, we entered into a $200.0 million unsecured revolving credit facility with HSBC and a syndicate of three other banks. If any of the lenders are unable to fulfill their future commitments, our liquidity could be impacted, which could have a material unfavorable impact on our results of operations and financial condition.

Our indebtedness could adversely impact our business.

Under the terms of the credit facility we entered into in 2013 we are obligated to meet certain financial and other covenants. Our ability to meet these covenants and to service our debt (should the credit facility be drawn down) will depend on our future financial performance which will be affected by our operating performance as well as by financial and other factors, some of which are beyond our control.

Our operations are located in countries where tax laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect our financial condition and results of operations.

Our failure to adapt to changes in tax regimes and regulations in the countries in which we operate may result in fines, financial losses and have a negative impact on our corporate reputation. In addition, if we fail to react to tax notifications from authorities, we could incur financial losses or the seizure of our assets. If we are unable to enforce existing tax legislation or incorrectly applied tax legislation, we may pursue arbitration or other proceedings to resolve the matter, all of which could materially and adversely affect our business.

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

The SEC adopted final rules pursuant to the Dodd Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) regarding disclosure on potential conflict minerals that are necessary to the functionality or production of a product manufactured by a company that files reports with the SEC. Under the final rules, an issuer that mines conflict minerals, such as Randgold, is not deemed to be manufacturing or contracting to manufacture those minerals, unless the issuer also engages in manufacturing, whether directly or indirectly through contract.

Though we are not subject to the disclosure requirements of the final rules, we may be called upon by other entities we contract with to provide information to them for their own supply-chain due diligence investigations. This may result in the increased cost of demonstrating compliance in connection with the sale of gold emanating from the DRC and its neighbors. The complexities of the gold supply chain, especially as they relate to ’scrap’ or recycled gold, and the fragmented and often unregulated supply of artisanal and small-scale mined gold are such that there may be significant uncertainties at each stage in the chain as to the origin of the gold, and as a result of uncertainties in the process, the costs of due diligence and audit, or the reputational risks of defining their product or a constituent part as containing a ‘conflict mineral’ may be too burdensome for the buyers of our gold. Accordingly, they may decide to switch supply sources. This could have a material negative impact on the gold industry, our relationship with the buyers of our gold, and our financial results.

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

We paid our seventh dividend to ordinary shareholders in 2013. It is our policy to pay dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors, including capital expenditure. We cannot guarantee that dividends will be paid in the future.

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

We may become subject to liabilities, including liabilities for pollution or other hazards, against which we have not insured adequately or at all, or cannot insure. Our insurance policies contain exclusions and limitations on coverage. Our current insurance policies provide worldwide indemnity of $100.0 million in relation to legal liability incurred as a result of death, injury, disease of persons and/or loss of or damage to property. Main exclusions under this insurance policy, which relates to our industry, include war, nuclear risks, silicosis, asbestosis or other fibrosis of the lungs or diseases of the respiratory system with regard to employees, and gradual pollution. In addition, our insurance policies may not continue to be available at economically acceptable premiums. As a result, in the future our insurance coverage may not cover the extent of claims against us.

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

In order to enforce any judgment rendered by any Federal or state court in the United States in Jersey, proceedings must be initiated by way of common law action before a court of competent jurisdiction in Jersey. The entry of an enforcement order by a court in Jersey is conditional upon the following:

•	that the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by Jersey law with reference to the jurisdiction of the foreign courts;

•	that the judgment is final and conclusive – it cannot be altered by the courts which pronounced it;

•	that there is payable, pursuant to a judgment, a sum of money not being a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty;

•	that the judgment has not been prescribed;

•	that the courts of the foreign country have jurisdiction in the circumstances of the case;

•	that the judgment was not obtained by fraud; and

•	that the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the rules of natural justice which require that documents in the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

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

Artisanal mining can disrupt our business and expose us to liability.

Artisanal miners are active on, or adjacent to, many of our properties. Artisanal mining is associated with a number of negative impacts, including environmental degradation, human rights abuse and funding of conflict. We do not purchase any gold from artisanal miners. There is a misconception that artisanally-mined gold is channeled through large-scale mining operators and such misconceptions have a negative impact on the reputation of the mining industry. The activities of illegal miners could cause damage to our properties, including pollution, underground fires, or personal injury or death. We could potentially be held responsible. Illegal mining and theft could result in lost gold reserves, mine stoppages, and have a material adverse effect on our operations and financial condition.

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

Malaria and other tropical diseases pose significant health risks at all of our operations in West Africa and Central Africa where such diseases may assume epidemic proportions. Malaria is a major cause of death and also gives rise to absenteeism in employees and contractors. Consequently, if uncontrolled, the disease could adversely impact our operations and financial condition.

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

During July 2000, we concluded the sale of 50% of our interest in Morila Limited (and also a shareholder loan made by us to Morila Limited) to AngloGold Ashanti for $132.0 million in cash.

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

We have an 80% controlling interest in Société des Mines de Gounkoto SA, or Gounkoto. The Gounkoto mine commenced mining in January 2011 and processes its ore by way of a toll treatment agreement with the Loulo mine, in June 2011.

We have an 89% controlling interest in Société des Mines de Tongon SA, or Tongon. The Tongon mine commenced mining in April 2010 and first gold was produced in 2010.

We conduct our mining operations through:

•	a 50% joint venture interest in Morila Limited (which in turn owns an 80% interest in the Morila mine);

•	an 80% interest in Somilo;

•	an 80% interest in Gounkoto;

•	an 89% interest in Tongon; and

•	a 50% joint venture interest in Kibali (Jersey) Limited (which in turn indirectly owns a 90% interest in the Kibali mine).

In April 2004, Resolute Mining Limited, or Resolute, acquired the Syama mine from us. The agreement entered into in June 2004 between the parties provides for the payment of a production royalty by Resolute to us relating to Syama’s production equal to $10/oz on the first million ounces produced by Syama and $5/oz on the next 3Moz produced by Syama. This royalty payment is capped at $25.0 million. We received our first royalties in 2009. During 2013, quarterly royalty payments were received from Resolute throughout the year.

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

On October 15, 2009, we completed the acquisition of 50% of Moto Goldmines Limited (“Moto Goldmines”), in conjunction with AngloGold Ashanti, which resulted in a 50:50 joint venture control of the Kibali mine in the DRC. On December 22, 2009 we completed a further acquisition of a 20% interest, on behalf of the joint venture, from Société des Mines d’Or de Kilo-Moto (“Sokimo”), the parastatal mining company of the DRC, resulting in an effective interest in the Kibali mine of 45%.

During November 2009, we completed the sale of our Kiaka gold project to Volta Resources Inc., for CAD$4.0 million in cash and 20 million Volta Resources Inc. shares. During 2010, we sold 15.5 million Volta Resources Inc. shares for a net profit of $19.3 million. We had received CAD$4.0 million in full by the end of 2011.

Effective December 19, 2013, Volta Resources Inc. and B2 Gold Corp completed a Canadian law combination which resulted in Volta Resources Inc. becoming a wholly-owned subsidiary of B2 Gold Corp. As a result of this combination we have received 898,003 shares in B2 Gold Corp in exchange for our Volta Resources Inc. shares.

Principal Capital Expenditure

Capital expenditure incurred for the year ended December 31, 2013 totaled $303.1 million compared to $272.2 (as restated) million for the year ended December 31, 2012, and $351.9 (as restated) million for the year ended December 31, 2011. Significant capital expenditure will be incurred during 2014 to support the planned continued growth production, especially at Kibali, of approximately US$310.0 million (100% of project), and the ongoing development of the underground mines at Loulo, including the paste backfill plant, where total capital at the Loulo-Gounkoto complex is forecast at US$140.0 million. Project and sustaining capital at Tongon, including the flotation circuit expansion, is estimated at US$25.0 million, and US$20.0 million will be spent at Morila (100% of the project), including US$10.0 million of preproduction costs in respect of the Pit 4S pushback. Total group capital expenditure for 2014 is expected to be approximately US$340.0 million (attributable portion). The capital expenditure is projected to be financed out of internal funds and available credit facilities.

Recent Developments

The Kibali gold mine in the DRC poured its first gold on September 24, 2013, ahead of the originally forecasted date for the fourth quarter of 2013 and the mine moved into commercial production on one mill stream during October 2013. Only the secondary crushing, flotation and concentrate handling circuits remain to be commissioned in the first quarter of 2014.

B. BUSINESS OVERVIEW

OVERVIEW

We engage in gold mining, exploration and related activities. Our activities are focused on West and Central Africa, some of the most promising areas for gold discovery in the world. In Mali, we have an 80% controlling interest in the Loulo mine through Somilo. The Loulo mine is currently mining from one large open pit, several smaller satellite pits and two underground mines. We also have an 80% controlling interest in the Gounkoto mine through Société des Mines de Gounkoto S.A. We own 50% of Morila Limited, which in turn owns 80% of Morila SA, the owner of the Morila mine in Mali. In addition, we own an effective 89% controlling interest in the Tongon mine located in the neighboring country of Côte d’Ivoire, which was commissioned in November 2010. We also own an effective 83.25% controlling interest in the Massawa project in Senegal where we completed a technical and financial study in December 2009. In 2009, we acquired a 45% interest in the Kibali mine, which is located in the DRC. Since that time we have updated the feasibility study and constructed the mine such that we commissioned the first mill stream in September 2013, and expect to commission the second mill stream in March 2014. We also have exploration permits and licenses covering substantial areas in Côte d’Ivoire, DRC, Mali, and Senegal. At December 31, 2013, we declared proven and probable reserves of 15Moz attributable to our percentage ownership interests in Loulo, Morila, Tongon, Gounkoto, Massawa and Kibali.

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

Loulo

In February 2004, we announced that we would develop a new mine at Loulo in western Mali. In 2005, we commenced open pit mining operations at the Gara and Yalea pits. In 2010, an application was made to split the Loulo and Gounkoto permits. In 2011 mining ceased in the Gara open pit. In 2013, its eighth year of production, the Loulo mine produced 308,420oz of gold at a total cash cost of $776/oz. We currently anticipate that mining at Loulo will continue through 2028.

We commenced development of the Yalea underground mine in August 2006, where first ore was accessed in April 2008. We commenced development of Loulo’s second underground mine, Gara, in 2010 with first ore being intersected during the second quarter of 2011 and stoping began in November 2011. From June 2011, ore from Gounkoto was processed through the Loulo processing plant following the conclusion of a toll-treatment agreement between the two mines. The commencement of the toll-treatment of ore from Gounkoto resulted in a reduction of ore processing with respect to the Loulo mine. Mining of the Yalea South pushback pit was completed in 2013. In 2013, Cemented Aggregate Fill (CAF) came into full production at both Yalea and Gara and the Gara underground conveyor and crushing system was commissioned.

The focus of exploration at Loulo is to continue to explore and discover additional orebodies within the Loulo permit.

Gounkoto

The Gounkoto mine is located approximately 25km south of Loulo’s plant. Following the completion of the feasibility study in 2010, construction of the mine commenced in late 2010.

In January 2011, mining commenced at Gounkoto. In June 2011, the Loulo plant started to treat Gounkoto ore. 2012 represented the first full year of production for Gounkoto. During 2013 a total of 2.0Mt of Gounkoto ore at a grade of 4.7g/t was fed to the Loulo plant and 271,943oz were produced at a total cash cost of $622/oz. We currently anticipate that mining at Gounkoto will continue through 2025.

The focus of exploration at Gounkoto is to continue to explore and discover additional orebodies within the Gounkoto permit. The viability of an enlarged pit or an underground project beneath the current pit in the Jog Zone is currently being investigated.

Morila

In 1996, we discovered the Morila deposit, which we financed and developed and was our major gold producing asset through 2009. Morila’s total production for 2013 was 141,822oz at a cash cost of $763/oz. Consistent with the mine plan, Morila ceased open pit mining in April 2009 and is currently processing lower grade stockpiles. During 2010 a study of the reprocessing of the Morila Tailings Storage Facility (“TSF”) was completed and in 2011 a feasibility study on the viability of treating the TSF material, marginal ore and mineralized waste stockpiles was completed and approved by the board in January 2012. During 2012, a feasibility study on the viability of the Pit 4S pushback was completed, and approved by the board in January 2013. Closure of the operation was originally scheduled for 2013, but, together with the Pit 4S pushback and the tailings treatment projects, processing of the marginal ore and mineralized waste should extend its life to 2017.

Tongon

The Tongon mine is located within the Nielle exploitation permit in the north of Côte d’Ivoire, approximately 55km south of the border with Mali.

We commenced construction of the Tongon mine at the end of 2008, and commissioned the first stream in the fourth quarter of 2010, with first gold production being recorded. We completed and commissioned the second stream including secondary and tertiary crushing circuit and the sulfide circuit of the processing plant in 2011. Tongon has two main pits, South Zone (“SZ”) and the smaller North Zone (“NZ”). In 2013, we produced 233,591oz at a total cash cost of $828/oz. The Tongon mine has a remaining mine life of 7 years (to 2020) but has the potential to extend this with nearby discoveries and satellite pits.

The focus of exploration at Tongon is to evaluate near-mine targets with a 15km radius and Greenfield programs beyond the near-mine 15km radius.

Kibali

Our interest in the Kibali mine was acquired following the acquisition of Moto Goldmines, in conjunction with AngloGold Ashanti, and the further acquisition of a 20% interest from Sokimo on behalf of the joint venture. The Kibali mine is located approximately 560km northeast of the city of Kisangani and 180km west of the Ugandan border town of Arua in the northeast of the DRC. We are managing the development and operation of the Kibali mine.

First gold production at the Kibali mine was recorded in the third quarter of 2013. In 2013, we produced 88,200oz (first three months production) at a total cash cost of $464/oz.

The focus of exploration at Kibali is to evaluate extension to the known deposits, especially KCD where mineralization has been confirmed.

Exploration

We are exploring in four African countries (Mali, Senegal, Côte d’Ivoire and the DRC) with a portfolio of 160 targets on 12,995km2 of ground holding, of these 81 are satellite targets located near existing operations while 79 are potential stand-alone operations. We target profitable gold deposits that have the potential to host mineable gold reserves. Our business strategy of organic growth through exploration has been validated by our discovery and development track record, including the Morila mine, Loulo mine, Gounkoto mine, Tongon mine and the Kibali mine and the Massawa discovery.

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

The Kibali mine is controlled by a 50:50 joint venture, between ourselves and AngloGold Ashanti, which holds an effective 90% interest in Kibali Goldmines SPRL. The remaining 10% of the shares are held by Sokimo, the parastatal mining company of the Democratic Republic of Congo. We thus have an effective 45% interest in the Kibali mine. Our interest in this project was acquired following the acquisition of Moto Goldmines, in conjunction with AngloGold Ashanti, and the further acquisition of a 20% interest from Sokimo on behalf of the joint venture.

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

The Central African gold belts have a long history of gold production, particularly during the colonial era but due to regional instability they have seen little modern exploration. The Kibalian greenstone belts of northeastern DRC are comprised of Archaean Kibalian (Upper and Lower) volcanisedimentary rocks and ironstone-chert horizons metamorphosed to greenschist facies. They are cut by regional-scale north, east, northeast and northwest trending faults and are bounded to the north by the Middle Achaean West Nile granite-gneiss complex and cut to the south by the Upper Congo granitic complex. Our Kibali mine is located within the Moto greenstone.

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

The Morila, Loulo, Gounkoto, Tongon and Massawa open pit mineral reserves were calculated by Mr. Shaun Gillespie, an officer of the company and competent person. The Kibali open pit mineral reserves were calculated by Mr. Nicholas Coomson, an officer of the company and competent person, while the underground mineral reserves were calculated by Mr. Tim Peters, an independent consultant and competent person. The Loulo underground mineral reserves were calculated by Mr. Andrew Fox, an independent consultant and competent person. All reserves were verified and approved by Mr. Rodney Quick, our Group General Manager of Evaluation and Lead Competent Person. Total reserves as of December 31, 2013 amounted to 205Mt at an average grade of 3.6g/t, for 24Moz of gold of which 15Moz are attributable to us.

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

The following table summarizes the declared reserves at our mines as of December 31, 2013:

	Proven Reserves			Probable Reserves			Total Reserves

	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold

Operation/Project++	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)

Morila +	-	-	-	14	0.7	0.3	14	0.7	0.3
Loulo +	2.2	1.9	0.1	31	5.1	5.1	34	4.9	5.3
Tongon +	3.3	1.4	0.2	28	2.3	2.1	31	2.2	2.2
Gounkoto +	1.9	2.5	0.1	15	4.5	2.1	17	4.3	2.3
Massawa +	-	-	-	21	3.1	2.0	21	3.1	2.0
Kibali+	5.5	2.3	0.4	84	4.1	11	89	4.0	12
Total	13	2.0	0.8	192	3.7	23	205	3.6	24
+	Our attributable share of Morila is 40%, Loulo 80%, Gounkoto 80%, Tongon 89%, Massawa 83.25% and Kibali 45%. The figures stated above represent the 100% values.
++	The reporting of mineral reserves is in accordance with SEC Industry Guide 7. Open pit reserves are calculated at a weighted average cut off of 0.96g/t and within an 1,000/oz open pit designs except for Morila which are reported within a $1,300/oz pit design. Underground reserves are reported at a weighted average cutoff of 2.42g/t, calculated at 1,000/oz gold price. Dilution and ore loss are incorporated into the calculation of reserves. Addition of individual line items may not sum to sub totals because numbers are reported to the second significant digit.

At Loulo, Gounkoto, Kibali and Massawa open pit reserves, a 10% mining dilution at zero grade and an ore loss of 3% has been incorporated into the estimates of reserves and are reported as mill delivered tonnes and head grades. At the Tongon project a dilution of 15% at zero grade and an ore loss of 2% has been modeled for the Southern Zone and 10% dilution and 3% oreloss for the Northern Zone. Kibali underground dilution varies between 1% and 6.7% depending on stope design and ore loss of 3%. Metallurgical recovery factors have not been applied to the reserve figures since these are the estimates of the material to be delivered to the mill. Operating costs, metallurgical recovery, royalties, dilution and ore loss factors are used to determine the cut off grade at which to report mineral reserves. The weighted average metallurgical recovery factors used are 60.5% for the Morila mine, 93.5% for the Loulo open pit material and 91.8% for Loulo underground material, 88% for the Tongon project, 92% for the Gounkoto project, 89% for the Massawa project and 88.1% for Kibali material.

MINING OPERATIONS

Loulo-Gounkoto Mine Complex

The Loulo and Gounkoto mines, known as the Loulo-Gounkoto complex, are located in the west of Mali, bordering Senegal, adjacent to the Falémé River. The complex lies within the Kedougou-Kéniéba inlier of Birimian rocks which hosts a number of major gold deposits in Mali, including Gara, Yalea and Gounkoto, Sadiola, Segala and Tabakoto as well as Sabodala across the border in Senegal. The Loulo mine officially opened in November 2005 with the approval for an underground feasibility study in the same year and underground mine development started in 2006. Gounkoto was discovered in 2009. Open pit mining commenced in January 2011 and first ore was delivered to Loulo plant, under a toll treating agreement in June 2011.

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

In 2013, gold sales totaled $808.3 million for the year. Total royalties paid to the state amounted to $48.6 million and cash operating costs totaled $365.1 million, resulting in profit from mining activities of $394.6 million. Gounkoto’s corporate tax holiday ended in June 2013, which contributed to the group’s overall tax charge of $76.7 million compared to $37.1 million in 2012.

Capital expenditure amounted to $256.3 million at the Loulo-Gounkoto complex spent primarily on the underground development, backfill project, the plant upgrade (including four CIL tanks), the power plant expansion and the completion of the Gounkoto infrastructure together with work undertaken on the underground feasibility study.

Production results for the 12 months ended December 31,	2013	2012

MINING
Tonnes mined (000)	33,188	38,531
Ore tonnes mined (000)	5,165	4,456
MILLING
Tonnes processed (000)	4,463	4,354
Head grade milled (g/t)	4.6	4.0
Recovery (%)	88.4	89.2
Ounces produced	580,364	503,224
Ounces sold	587,550	502,451
Average price received ($/oz)	1,376	1,657
Cash operating costs* ($/oz)	621	640
Total cash costs* ($/oz)	704	738
Gold on hand at period end# ($000)	–	11,961
Profit from mining activity* ($000)	394,633	461,700
Gold sales* ($000)	808,311	832,350

*	Refer to explanation of non-GAAP measures provided in the section “Non-GAAP Measures” above.

#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

Mining and Operations

Loulo’s gold production increased by 40% from 219,745oz to 308,420oz for the year due to the underground operations achieving their ore tonnage and grade targets, as both operations focused on reducing mining dilution and Yalea started to access the higher grade Purple Patch zone of mineralization. Recoveries also increased from the second quarter of 2013 as the operation ceased feeding the copper rich Yalea South pushback ore and the processing plant completed plant upgrades which improved CIL residence time and produced other efficiency improvements. As a result of these improvements, total cash cost decreased by 1% and Loulo mining operations contributed 55% of the ore tonnes fed to the mill, which was in accordance with the plan to increase its contribution to approximately 60% of the mill feed.

Gold sales amounted to US$436.9 million at a total cash cost of US$776/oz resulting in a profit from mining activities of US$194.2 million. Capital expenditure was US$245.2 million, the majority of which was for underground development and construction of the paste backfill plant.

During 2013, Loulo underground continued to improve its production profile as a result of a solid development and backfill strategy. A total of 2,185,067 ore tonnes at 4.9g/t was hoisted to surface and 21,669 meters developed.

Yalea reached steady state production during the year while Gara continued to improve.

CAF came into full production at both Yalea and Gara and the Gara underground conveyor and crushing system was commissioned. Waste filling has also been implemented in back areas, which reduces hauling costs.

Ventilation in the underground mine was considerably enhanced with the completion of two primary ventilation fans during the year.

Mining of the Yalea South pushback pit was completed in 2013 and 357,197 ore tonnes at 4.7g/t were mined at a strip ratio of 4.2. During the year, 302kt at 5.0g/t was fed to the plant while 55kt at 4.6g/t was added to the stockpile.

Production results for the 12 months ended December 31,	2013	2012

MINING
Tonnes mined (000)	4,251	9,825
Ore tonnes mined (000)	2,541	1,964
MILLING
Tonnes processed (000)	2,432	1,837
Head grade milled (g/t)	4.5	4.2
Recovery (%)	88.0	88.6
Ounces produced	308,420	219,745
Ounces sold	312,748	214,739
Average price received ($/oz)	1,397	1,664
Cash operating costs* ($/oz)	692	684
Total cash costs* ($/oz)	776	781
Gold on hand at period end# ($000)	–	7,212
Profit from mining activity* ($000)	194,190	189,588
Gold sales* ($000)	436,950	357,224

We own 80% of Loulo with the State of Mali owning 20%. The State’s share is not a free carried interest. We have funded the State portion of the investment in Loulo by way of shareholder loans and therefore control 100% of the cash flows from Loulo until the shareholder loans are repaid. We consolidate 100% of Loulo and show the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided in the section “Non-GAAP Measures” above.

#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Ore Reserves

								Attributable
		Tonnes		Grade		Gold		gold**

								(Moz)	(Moz)
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(80%)	(80%)
at December 31	Category	2013	2012	2013	2012	2013	2012	2013	2012

Mineral reserves*
☐ Stockpiles	Proven	2.2	1.9	1.9	1.7	0.1	0.1	0.1	0.08
☐ Open pits	Proven	–	0.3	–	4.2	–	0.05	–	0.04
	Probable	2.9	1.9	2.9	2.4	0.3	0.2	0.2	0.1
☐ Underground	Probable	29	36	5.3	5.2	4.9	6.0	3.9	4.8
TOTAL MINERAL RESERVES	Proven and probable	34	40	4.9	4.9	5.3	6.3	4.2	5.1

*	Open pit mineral reserves are reported at a gold price of $1,000/oz and an average cut-off of 1.1g/t and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr. Shaun Gillespie, an officer of the company and competent person. Underground mineral reserves are reported at a gold price of $1,000/oz and a cut-off of 2.5g/t for Yalea underground and 2.4g/t for Gara underground, and include dilution and ore loss factors. Underground mineral reserves were calculated by Mr. Andrew Fox, an independent consultant and competent person. Addition of individual line items may not sum to sub totals because of numbers being reported to second significant digit.

**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 80% interest in Loulo.

Processing Plant and Engineering

During 2013, 4.5Mt of ore was milled at a reconciled head grade of 4.6g/t of which 2.0Mt (46%) at 4.7g/t was from Gounkoto. The plant feed material was derived from multiple sources: the Yalea South pit, Gounkoto pit and the Yalea and Gara underground operations. The commissioning of the additional 10tpd oxygen plant in the early part of 2013 increased the oxygen production and this, together with the installation of four additional CIL tanks during the third quarter of 2013, improved the overall recovery to 92.7% in the fourth quarter of 2013 (88.4% for the year). The commissioning of the pebble crusher within the crushing circuit eliminated the generation of a significant amount of scats and reduced the cost related to rehandling while also improving the overall reconciliation of the feed to the plant.

Gold production of 580,364oz was positively impacted by the higher plant throughput and higher grade, partially offset by the lower overall recovery which was mainly due to the high copper content of the Yalea South ore which was processed in the first quarter.

In the metallurgical plant, the availability of the mills and crusher was 93.9% (2012: 95.1%) and 89.3% (2012: 87.7%), respectively. Mill availability was impacted by various repairs on power lines and cables, the majority of which were upgraded during the year with some work to be completed in 2014. However, crusher availability improved steadily during the year due to the improved monitoring of key parameters and the hot vulcanising of conveyor belts.

The power plant produced a total of 258.3GWh of electricity (2012: 215.0GWh) in 2013, a 20% increase mainly reflecting the increased underground development and requirements for increased ventilation, pumping and extraction. Power stability and management systems are planned to be implemented over the next three years to manage the load and capacity increases. The power plant efficiency improved from 0.234l/kWh in 2012 to 0.232l/kWh in 2013. The eight medium speed generators were converted to heay fuel oil towards the end of the year contributing significantly to an improvement in efficiency, as well as reducing the cost of power during the last quarter of 2013.

GOUNKOTO

Mining at Gounkoto started in January 2011, although first ore was fed to the Loulo plant in June 2011 and 2012 represented the first full year of production from the mine. Total material mined during 2013 was 28.9Mt compared to 28.7Mt in 2012.

Production results for the 12 months ended December 31,	2013	2012

MINING
Tonnes mined (000)	28,936	28,706
Ore tonnes mined (000)	2,624	2,492
MILLING
Tonnes processed (000)	2,032	2,518
Head grade milled (g/t)	4.7	3.9
Recovery (%)	88.8	89.7
Ounces produced	271,943	283,479
Ounces sold	274,802	287,712
Average price received ($/oz)	1,351	1,651
Cash operating costs* ($/oz)	541	607
Total cash costs* ($/oz)	622	706
Gold on hand at period end# ($000)	–	4,749
Profit from mining activity* ($000)	200,444	272,112

Production results for the 12 months ended December 31,	2013	2012

Gold sales* ($000)	371,361	475,126

We own 80% of Gounkoto with the State of Mali owning 20%. We consolidate 100% of Gounkoto and show the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided in the section “Non-GAAP Measures” above.

#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Mining and Operations

Gounkoto produced 271,943oz during 2013, slightly less than in 2012, but this was achieved through lower tonnes processed at higher grades, resulting in lower total cash costs. The lower tonnes processed was in accordance with the plan to increase production from Loulo.

In 2013, gold sales amounted to $371.4 million at a total cash cost of $622/oz resulting in a profit from mining activities of $200.4 million. Capital expenditure was US$11.1 million, the majority of which was for the underground prefeasibility study and exploration. During 2013, Gounkoto paid a total of US$136.4 million in dividends to its shareholders. During 2013, a total of 28.9Mt were mined including 2.6Mt of ore at an average grade of 4.7g/t, compared to 28.7Mt including 2.5Mt of ore at 3.9g/t in 2012. The increase in grade reflects the natural grade profile of the pit at depth. In 2013, the strip ratio for the pit was 10.0 compared to 10.5 in 2012, in accordance with the LOM strip ratio of 10.2. A total of 2.0Mt of ore was fed to the Loulo plant at an average head grade of 4.7g/t compared to 2.5Mt at 3.9g/t in 2012, a decrease in tonnes but increase in grade. In 2013, 592kt of ore at 3.6g/t was added to the stockpile, compared to 23kt ore at 3.9g/t depleted in 2012.

Gounkoto Underground Project

The viability of an underground project beneath the current open pit in the Jog Zone is currently being investigated. Drilling during 2013 has identified this zone as being structurally and geologically complex and additional drilling is required in 2014 before we can generate reserves. The preliminary mine design consists of a single decline from a portal on the western side of the pit and a central spiral decline. Ore accesses will be located central to the orebody at 20 meter vertical intervals. Where the orebody is thin, less than 15 meters, ore drives will be single and where the orebody is greater than 15 meters, footwall and hangingwall ore drives will be developed. A Mining Rock Mass Model (MRMM) has been constructed from the geotechnical logging. This has been used to determine the critical geotechnical parameters such as the Q-rating and rock mass rating to determine first pass estimates for mining methods, stope geometry and ground support.

A combination of three mining methods is likely to be used for underground mining in the Jog Zone:

•	overhand cut-and-fill;
•	longitudinal open stoping with backfill; and
•	transverse open stoping with backfill.

Backfill is likely to be a combination of cemented rockfill and cemented aggregate fill. The option of transporting paste material back on the ore haulage trucks, currently running between Gounkoto and Loulo, will also be reviewed in the feasibility stage. A preliminary schedule has been completed which produces 5.8Mt at 6.4g/t for 1.2Moz over a 13-year period. The schedule envisions an average of 643,000tpa over the first full seven production years.

Ore Reserves

								Attributable
		Tonnes		Grade		Gold		gold**

								(Moz)	(Moz)
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(80%)	(80%)
at December 31	Category	2013	2012	2013	2012	2013	2012	2013	2012

Mineral reserves*
☐ Stockpiles	Proven	1.5	0.9	2.4	2.1	0.1	0.06	0.09	0.05
☐ Open pits	Proven	0.4	0.9	2.5	2.7	0.03	0.08	0.03	0.06
	Probable	15	17	4.5	5.0	2.1	2.6	1.7	2.1
TOTAL MINERAL RESERVES*	Proven and Probable	17	18	4.3	4.7	2.3	2.8	1.8	2.2

*	Open pit mineral reserves are reported at a gold price of $1,000/oz and 1.38g/t cut-off and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr. Shaun Gillespie, an officer of the company and competent person. Addition of individual line items may not sum to sub totals because of reporting to the second significant digit.
**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 80% interest in Gounkoto.

Health, safety and the environment

Loulo

The Lost Time Injury Frequency Rate (“LTIFR”) during 2013 was 0.82 against 1.59 for 2012. Two million hours Lost Time Injury (“LTI”) free events were achieved during the year. No fatalities were recorded for the fourth consecutive year. The safety management system was implemented as per the OHSAS 18001 requirement and the surveillance audit to maintain the certification was successfully completed. The malaria incidence rate was 34.0%, a 41.3% decrease compared to 2012. The HIV/AIDS awareness was intensified with 1186 VCT tests conducted, showing an HIV rate of 1.85%. Community health treated 13,020 patients while first-aid, evacuation, family planning, HIV counseling and voluntary testing free of charge were ongoing at the mine village. In addition, a widened immunization program was carried out in association with the Kenieba reference health center.

The mine’s ISO 14001 certification was retained after a successful surveillance audit during 2013. No category 1 (major) incidents occurred while there were four tanker fuel spills (same as 2012). Return water uptake increased to 78.6% from 67% in 2012 (on track to reach the 80% target by 2015). An energy saving committee was established during 2013 and a number of initiatives were developed and implemented, including a 30% reduction in fuel consumption in mining (32l/ore mined against 46l/ore mined in 2012). A computer-based biodiversity management tool was installed and implementation of the biodiversity action plan (BAP) was initiated.

Gounkoto

No LTIs were recorded during the year; consequently the LTIFR decreased from 0.38 in 2012 to 0 in 2013. Three million hour LTI free events were achieved during 2013. In the process of implementing OHSAS 18001, a baseline risk assessment was completed for the entire mine and the certification audit was successfully conducted during 2013. The malaria incidence rate decreased from 78% in 2012 to 55%, following an active awareness and spraying campaign. The Gounkoto mine has been certified ISO 14001 compliant. Pursuant to our environmental policy, a computer-based biodiversity management tool was developed and installed at the mine. No major environmental incidents occurred during the year.

Human Resources

Loulo

Manpower working at Loulo increased from 2,866 in December 2012 to 3,233 in December 2013.

Gounkoto

Manpower working at Gounkoto increased from 1,271 in December 2012 to 1,244 in December 2013.

	2013			2012
At December 31
	Expats	Nationals	Total	Expats	Nationals	Total

Loulo
Employees	82	865	947	68	532	600
Contractors	158	2,128	2,286	209	2,057	2,266
Total Loulo	240	2,993	3,233	277	2,589	2,866
Gounkoto
Employees	6	157	163	5	48	53
Contractors	24	1,057	1,081	21	1,197	1,218
Total Gounkoto	30	1,214	1,244	26	1,245	1,271

Exploration

At Loulo, work during 2013 concentrated on generating new targets as well as follow-up programs on identified targets, most notably at Gara South and Yalea Ridge South. Drill programs confirmed that high grade mineralization extends beyond the limits of the current ore body models for both Yalea and Gara.

At Gounkoto, exploration continued to evaluate the potential for an underground mine with further drilling in the Jog Zone testing the MZ2 and MZ3 lodes of mineralization. A new high grade lode of mineralization (MZ4) was identified in the footwall of MZ3 and significant mineralization was also identified in west dipping footwall structures of MZ1. A 270 meter zone of high grade mineralization was also defined in the hangingwall of the deposit.

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

Closure of operations at Morila was originally scheduled for 2013 but, together with the Pit 4S pushback and the tailings treatment projects, processing of the marginal ore and mineralized waste should extend its life to 2017.

Operations

2013 gold production at 141,822oz was 10% higher than the target set at the start of the year but 30% down compared to 2012, due to lower grade and throughput. The better performance was attributable to efficient management, slightly better than forecast head grade and a higher than planned recovery rate. Despite the lower throughput, which was due to the rationalization of the milling and crushing circuit and taking the SAG mill offline, total cash cost per ounce was well contained at $763/oz.

Gold sales for the year of US$199.7 million were down compared to 2012 as a result of the drop in production and lower average gold price received. The profit from mining activity was US$91.4 million, while capital expenditure amounted to US$32.6 million, mostly in respect of the Pit 4S pushback.

Production results for the 12 months ended December 31,	2013	2012

Mining
Tonnes mined (000)	6,803	—
Ore tonnes mined (000)	—	—
Milling

Production results for the 12 months ended December 31,	2013	2012

Tonnes processed (000)	3,576	4,453
Head grade milled (g/t)	1.4	1.5
Recovery (%)	91.3	91.6
Ounces produced	141,822	202,513
Ounces sold	141,822	202,513
Average price received ($/oz)	1,408	1,663
Cash operating costs* ($/oz)	679	659
Total cash costs* ($/oz)	763	759
Profit from mining activity* ($000)	91,418	183,035
Stockpile adjustment# ($/oz)	—	130
Attributable (40%)
Gold sales* ($000)	79,870	134,702
Ounces produced	56,729	81,005
Ounces sold	56,729	81,005
Gold on hand at period end** ($000)	—	—
Profit from mining activity* ($000)	36,567	73,214

Randgold owns 40% of Morila with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila. As previously reported, following the introduction and adoption of IFRS 11 Joint arrangements, the group changed its accounting policy on joint ventures from January 1, 2013 with prior periods restated accordingly.

#	The stockpile adjustment per ounce reflects the charge expensed in respect of stockpile movements during the period divided by the number of ounces sold. The total cash cost per ounce includes non-cash stockpile adjustments.

*	Refer to explanation of non-GAAP measures provided in the section “Non-GAAP Measures” above.
**	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Ore Reserves

Marginal stockpiles and open pit material along with the higher grade portion of the TSF are reported in mineral reserves and form the bulk of the feed for the current life of mine plan.

								Attributable
		Tonnes		Grade		Gold		gold**
								(Moz)	(Moz)
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	40%	40%
at December 31	Category	2013	2012	2013	2012	2013	2012	2013	2012
Mineral reserves*

☐ Stockpiles	Probable	0.6	3.9	1.0	1.1	0.02	0.1	0.01	0.06
☐ TSF	Probable	13	—	0.5	—	0.2	—	0.09	—
☐ Open pit	Probable	0.9	1.0	2.9	2.9	0.08	0.1	0.03	0.04
TOTAL MINERAL RESERVES	Proven and probable	14	4.9	0.7	1.5	0.3	0.2	0.1	0.09

*	Open pit mineral reserves are located within the US$1,300/oz pit shell, but reported at US$1,000/oz cut-off grade of 0.87g/t. Stockpile mineral reserves are reported at a US$1,000/oz cut-off grade of 0.85g/t. TSF mineral reserves are reported at a US$1,000/oz cut-off grade of 0.50g/t. Mineral reserves were calculated by Mr. Shaun Gillespie, an officer of the company and competent person.

**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 40% interest in the Morila gold mine.

Processing

In 2013, the throughput rate decreased to 436tph from 559tph in 2012. The SAG mill was taken off-line in July 2013, and the milling and crushing circuit reconfigured along with an upgraded three-stage crushing plant. In addition, the plant’s oxygen system was also upgraded with the installation of a new oxygen unit designed to improve the recovery rates as well as cyanide consumption. Additional Archen reactors are due to be installed in early 2014 to further enhance oxygenation of the pulp.

Engineering

Engineering availability of 95.1% was 2.0% higher than 2012, primarily due to the decommissioning of the SAG mill which was the cause of considerable downtime during the previous year. A new secondary crusher was installed and the old secondary crushers were converted to tertiaries as part of the mill and crusher circuit rationalization following the removal of the SAG mill. The mine experienced several failures of the primary crusher’s inner and eccentric bushing in September and October 2013 however management successfully repaired the necessary parts on site to address these issues ensuring the production target for the year was exceeded. A new 10tpd oxygen plant was installed and commissioned. The mine generates its own power through a diesel electrical generating station equipped with five Allen 5000 engines (6MW each). Three are producing power and two are on maintenance and standby. Consumption at 122.3GWh in 2013 was 17% lower than 2012 (139.6GWh) following the stoppage of the SAG mill, which reduced total power costs. The cost of generating electricity during the year was $0.284/kWh.

Pit 4S pushback project

This project started in May 2013 with preproduction waste stripping and the establishment of access roads to haul and dump waste in both Pit 4N and Pit 5 (in-pit dumping areas). A new fleet was mobilized to the site, commissioned and put into production during the year. 6.8Mt of waste material was stripped during 2013. Pit dewatering was identified as critical to the mining performance and a strategy was put in place to address this. Waste stripping is expected to continue through 2014, with mining and feeding of ore planned for the second quarter of 2014.

TSF Project

During 2013, the TSF resource model and feasibility study were updated to reflect a selective mining approach. A mining schedule, using a gold price of $1,000/oz, was produced by Fraser Alexander, the specialist TSF contractors, and it is currently envisioned that the mining and processing of the TSF will start in January 2015 continuing to the third quarter of 2017.

The plan includes:

•	44.1Mt at 0.24g/t of very low grade material stripped and pumped directly into the pit as waste; and

•	14.2Mt at 0.53g/t (241koz) of higher grade material mined and processed through the plant, with the tails also being deposited in the pit.

It is envisioned that all the TSF material will ultimately be reclaimed and deposited in the pit. The long term environmental impact and liability of depositing the material in the pit is substantially less than leaving the TSF in situ.

Agribusiness

Morila continues to implement a post-mine commercial agribusiness strategy to utilize the mine’s infrastructure and provide sustainable economic activity to the local community via an agrivillage concept. The first phase of commercialization of the agribusiness pilot projects was implemented during the fourth quarter with the installation of the necessary equipment. The poultry project has almost 5,000 layer chickens in a facility which has the capacity to house 10,000 and the focus is now on researching and developing additional markets. Six fish ponds, with a production potential of 34 tonnes of fish per year have been established to breed tilapia and a feasibility study is planned to explore the possibility of 12 floating cages in the Morila fresh water dam. Additional projects include honey production, the export of mangoes and producing mango related products.

Health, safety and the environment

During 2013, Morila had one LTI, the same number as in 2012. The year to date LTIFR was 0.49 compared to 0.52 in 2012. The mine maintained its OHSAS 18001 safety certification. The malaria incidence rate decreased to 23% compared to 31% in 2012. A larviciding program was implemented and two rounds of indoor spraying took place during the year. The mine’s environmental management system has successfully completed its ISO 14001 annual surveillance assessment. The mine closure plan was updated in December 2013 to meet the requirements of the government and the community and prevent or minimize the adverse long-term environmental impact and to create a self-sustaining natural ecosystem.

Human resources

During 2013, the mine’s social climate was maintained and several training and employee capacity building programs were conducted. The total number of people working at the mine at the end of 2013 was 1,168, including 771 contractors supplying services to the mine.

	2013			2012
At December 31
	Expats	Nationals	Total	Expats	Nationals	Total

Employees	10	387	397	9	406	415
Contractors	11	760	771	6	411	417
Total	21	1,147	1,168	15	817	832

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

Operations

Performance improved significantly from 2012. Gold production of 233,591oz was up 11% as a result of the implementation of throughput and efficiency improvement projects, engineering out key process deficiencies and an overall improvement of operator skills and plant maintenance.

Electricity grid supply issues were resolved in the first half of 2013 with the third quarter seeing the targeted grid-to-generated power ratio of 98/2 being achieved for the first time. Tonnage throughput related projects were undertaken throughout the plant during the year and only the fourth key Vibrocone crusher installation remained outstanding by year end, the delay resulting from the supplier engineering-out a number of mechanical deficiencies in their design and application. Recovery related projects were also completed in 2013, including additional residence in the intensive cyanidation pumpcell section, installation of two gravity Knelson concentrators and a Gekko Intensive Leach Reactor (ILR). In addition, extensive work was done on stabilizing and effectively operating the flash flotation and fine grind Deswik milling and CIL circuits. While production at Tongon has increased, recovery improvement and efficiency initiatives completed to date have fallen short of the targeted upper 80% target. Flotation testwork and gold deportment studies completed in the fourth quarter of 2013 indicated that a rougher flotation circuit, in addition to the existing flash flotation, is necessary to achieve the targeted recoveries and a decision was taken in January 2014 to expand the float section of the plant.

Gold sales amounted to US$329.5 million with a total cash cost per ounce of US$828/oz, resulting in a profit from mining activity of US$133.9 million. Capital expenditure for the year totaled US$23.5 million, principally on projects related to tonnage and recovery improvement.

Mining and production

During 2013, mining took place in SZ pit where development was based mostly on hard ore mining to supply the plant. In 2014, mining will focus mainly on the SZ pit and development of the NZ pit, mostly waste stripping.

The LOM schedule is broadly categorized as follows:

•	Mining in SZ pit, which started in 2010, will continue to 2019 to the final pit bottom;

•	The NZ pit, where mining began in 2011, will only start mining again in the second quarter of 2014 mainly in the form of waste stripping and partly ore mining. Ore mining will continue from 2015 to 2020; and

•	SZ and NZ satellite pits have been introduced into the plan and the SZ oxide pit will be mined from 2016 and the NZ east pit from 2019.

Total material mined in 2013 was 27.2Mt, 34% above 2012 and total ore mined of 4.1Mt, was 11% below the prior year but was in accordance with the plan to feed more run of mine material and reduce stockpiled material. The 2013 strip ratio of 5.7 increased significantly on the previous year’s 3.4, consistent with the LOM plan. SZ activities were essentially hard rock mining (ore and waste) with a cut back in oxide/saprolite which started in the hanging wall in the third quarter of 2013. Mining production improved in the second quarter of 2013 and progressed steadily throughout the year. The wet season action plan proved effective, allowing mining to continue without production stoppage during the rainy third quarter.

Groundwater and surface water management has received continued attention and was well controlled during the year. The SZ pit 260RL stage pumping installation, inclusive of pipes and tanks, is scheduled to be completed by the end of the first quarter of 2014. In the NZ pit, pumping has commenced with one pump and will continue throughout the year. Dewatering forms an integral part of the mining strategy at Tongon due to the pit lying in the catchment area of an old river system and downstream of the Water Storage Dam. Mining schedules and plans are developed ensuring two low spots or sumps in the pit at any time in the cycle allowing mining to take place in dry ground while the water is pumped away. Water is also pumped away from the NZ & SZ pits through perimeter boreholes.

Production results for the 12 months ended December 31,	2013	2012

Mining
Tonnes mined (000)	27,237	20,380
Ore tonnes mined (000)	4,081	4,592
Milling
Tonnes processed (000)	3,866	3,432
Head grade milled (g/t)	2.4	2.5
Recovery (%)	77.0	77.4
Ounces produced	223,591	210,615
Ounces sold	236,279	210,396
Average price received ($/oz)	1,394	1,672
Cash operating costs* ($/oz)	786	722
Total cash costs* ($/oz)	828	772
Gold on hand at period end#	-	3,268
Profit from mining activity* ($000)	133,907	189,313
Gold sales* ($000)	329,448	351,805

We own 89% of Tongon with the State of Côte d’lvoire and outside shareholders owning 10% and 1% respectively. We funded all the investments in Tongon by way of shareholder loans and therefore control 100% of the cash flows from Tongon until the shareholder loans are repaid. We consolidate 100% of Tongon and show the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided in the section “Non-GAAP Measures” above.

#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Ore Reserves

								Attributable
		Tonnes		Grade		Gold		gold**
								(Moz)	(Moz)
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(89%)	(89%)
at December 31	Category	2013	2012	2013	2012	2013	2012	2013	2012

Mineral reserves*
☐ Stockpiles	Proven	3.3	2.5	1.4	1.4	0.2	0.1	0.1	0.1
☐ Open pits	Probable	28	31	2.3	2.5	2.1	2.5	1.8	2.2
TOTAL MINERAL RESERVES	Proven and probable	31	34	2.2	2.4	2.2	2.6	2.0	2.4

*	Open pit mineral reserves are reported at a gold price of $1,000/oz and 0.84g/t cut-off and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr. Shaun Gillespie, an officer of the Company and competent person. Addition of individual line items may not sum to sub totals because of reporting to second significant digit.

**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 89% interest in Tongon.

Processing

During 2013, both mill availability and mill throughput increased by 13% compared to 2012, with 3,866kt of fresh ore being treated. Mill improvement projects included the upgrade of the mill cyclone pump circuits and the replacement of the tertiary Hydrocone crushers with higher throughput. Installation of finer product Vibrocone crushers was progressed during the year, with the final fourth Vibrocone crusher remaining to be done. Despite the increase in throughput, the delay in the installation of the Vibrocone crushers as a result of moving to engineer out basic manufacturer mechanical deficiencies, impacted on the mine’s ability to achieve more throughput. The installation of the fourth crusher and overall optimization of the crusher circuit should see the mill tonnage throughput continue to improve towards the targeted 4.4Mtpa rate.

Gold recovery remained on a par with the previous year’s performance at 77.0%. Gold production improved by 12% to 233,591oz compared to 2012, due to the 13% increase in mill throughput. Despite an increase in gold production, recovery remained below target primarily as a result of not floating and hence not fully recovering the fine gold associated with arsenopyrite. An additional 2% gold recovery should be achievable by optimizing the existing recovery circuit but raising the recovery rate to the targeted upper 80%, will require an expansion of the flotation circuit to capture most of the sulphide in the ore.

Gold and arsenopyrite deportment studies of the Tongon plant feed have confirmed the need for a rougher flotation to effectively recover arsenopyrite associated gold. Tongon’s standard CIL circuit is not recovering that portion of the gold associated with arsenopyrite which is bypassing the existing flash flotation cells. The original metallurgical testwork indicated that the bulk of the Tongon ore is amenable to cyanidation, with flash flotation in the mill circuit recovering the gold associated with arsenopyrite. In practice, this process is not recovering enough of the fine gold. The expansion of the flotation circuit is expected to address this issue by capturing the full spectrum of sulphides. An initial estimate of the cost of expanding the float circuit amounts to US$12.0 million and completion is targeted by the end of 2014, with a payback period of eight to ten months.

Engineering and power generation

Overall mill availability was 90.2% for 2013, showing a steady improvement throughout the year and resulting in a 12.8% improvement over 2012. During the fourth quarter of 2013, grid power supply interruptions, described below, impacted the plant availability negatively, followed by extended downtime to replace and reroute the final tails pipeline in the plant. Continued engineering improvements and uplifting of local workforce skills contributed positively to the overall increase in engineering mechanical availability and subsequent improvement in mill availability.

Power plant

The power plant’s overall mechanical and electrical availability in 2013 was 96%. Utilization of diesel generated power significantly decreased from 92.3% in 2011 to 21.2% in 2012 and 10.5% in 2013. The balance of the mine’s power demand for the year was supplied from the national grid, which has been the primary source of electrical power since December 2011. Power consumption from the grid increased to an average of 18.7MW in 2013 as a direct result of an increase in operational availability and utilization, and an increase in the number of process units consuming power as new projects were completed during the year. Average cost of power was US$0.13/kWh in 2013 compared to US$0.19/kWh in 2012.

The capacitor bank installation in March 2013 and high level interaction with the Ivorian power utility (CIE) by Tongon management, significantly reduced the frequency of grid power outages during the year. By the end of the third quarter of 2013, a grid-to-generated power ratio of 98% had been achieved, significantly reducing powerhouse fuel consumption and operating costs. During the fourth quarter of 2013, a CIE transformer feeding the mine substation failed which led to some grid power instability being experienced during December. Generated power was increased to make up the deficit in the grid supply while the transformer was repaired and returned to service during January 2014.

Health, safety and the environment

During 2013, the mine achieved 207 days without an LTI, equivalent to 2,549,726 LTI free hours. The LTIFR increased, however, from 0.22 in 2012 to 0.45 in 2013. After achieving an ISO 14001 environmental accreditation in 2012, the mine also received an OHSAS 18001 safety accreditation in 2013, while maintaining its ISO 14001 certification. No class 1 or class 2 environmental incidents occurred in 2013.

Human resources

The operational labor complement for Tongon is 533, of which 93% are Ivorians. To date, 75% of the operational labor is from local villages.

	2013			2012
At December 31
	Expats	Nationals	Total	Expats	Nationals	Total

Employees	39	494	533	28	382	410
Contractors	56	1,168	1,224	47	1,108	1,155
Total	95	1,662	1,757	75	1,490	1,565

Exploration

Exploration in the Nielle permit this year comprised reconnaissance drilling on near-mine targets and early stage field work, including soil geochemistry to generate new opportunities. A new skarn type model has been developed for the Tongon deposits to drive the future exploration in the permit.

Kibali

The Kibali mine is a gold development property which covers an area of 1,836km2 on the Moto Goldfields in the north east of the Democratic Republic of Congo (“DRC”). It is located some 560km north east of the city of Kisangani and 150km west of the Ugandan border town of Arua. Kibali is a joint venture between Randgold (45%), AngloGold Ashanti (45%) and a Congolese parastatal, Sokimo (10%).

The mine is being operated by Randgold. The mine comprises an integrated open pit and underground operation with the core capital program scheduled to run until early 2016. It is planned that the mine will ultimately be supplied by four hydropower stations supported by a thermal power station for low rainfall periods and back-up.

The Kibali mine is being developed in two phases. Phase 1 includes the KCD open pit operation and processing plant, the mine infrastructure (including a 36 unit high speed thermal power station) and the first of four hydropower stations. Phase 2 comprises the underground mine development and the remaining three hydropower stations. Once complete, the integrated open pit and underground operation is expected to produce an average of 600,000 ounces of gold per annum over the first twelve years of its life which currently extends to 2031.

Open pit mining started in July 2012 and commissioning of the oxide circuit began in the third quarter of 2013. Kibali poured its first gold in September 2013, ahead of plan, and started commercial production in the fourth quarter of 2013.

Operations

Kibali completed the commissioning of the oxide milling and metallurgical circuit at the start of October 2013 and produced and sold 88,200oz at a total cash cost of US$464/oz. Gold production exceeded the mine’s guidance, as set out at the start of the year, as a result of the early commissioning producing a higher throughput. Total cash cost per ounce were consistent with the plan. The mine made a profit from mining activity (before interest, tax and depreciation) of US$68.3 million in the fourth quarter of 2013, and also made a bottom line profit in its first quarter of operations.

In 2013, the mine spent US$742.9 million on capital expenditure. The capital estimate for Phases 1 and 2 of the project was updated at the end of the year and is currently estimated at US$1.77 billion, excluding mining preproduction expenses, escalation and contingencies.

Open pit mining

Open pit mining showed a steady increase in both total tonnes and ore tonnes mined. In spite of the high rainfall and ground water, the mining team completed the year ahead of budget, delivering the required plant feed for production and increasing stockpile reserves. At the end of the year the total stockpile content included 1.6Mt of ore at 3.4g/t on medium and high grade stockpiles and 1.9Mt of low grade ore at 1.0g/t.

Only oxide and transition ore was mined during the period, with sulphide ore exposed at year end. The stripping ratio at the end of 2013 was 4.7. Dewatering of the KCD pit started during the third quarter of 2012 and resulted in uninterrupted open pit mining during the period under review. Twelve pumps were operating at year end with a dewatering rate of 71l/sec.

Processing

The plant treated 808kt of oxide material at 3.7g/t. Recoveries at 91.3% were consistent with expectations for processing the oxide material. Following the commissioning of the first oxide stream at the end of the third quarter of 2013, the second mill and feed circuit belonging to the second (sulphide) stream was commissioned and started milling oxide ore in the fourth quarter of 2013, adding to throughput. The second elution and electrowinning circuit was also commissioned and is now in operation. Only the secondary crushing, flotation and concentrate handling circuits remain to be commissioned in the first quarter of 2014, in order to complete the full sulphide recovery circuit, prior to commissioning this circuit on sulphide ore.

Engineering and power generation

The plant was commissioned using the 36 high speed thermal (diesel) generators which had been installed to meet the power needs of the mine during lower rainfall periods.

Construction and underground mine development

The project team made excellent progress during 2013 focusing on defined areas to enable construction of the first oxide stream of the metallurgical plant to be completed by the end of the third quarter of 2013, to enable the earlier than scheduled gold production.

Construction highlights achieved during 2013 include:

•	oxide circuit, first and second elution circuits commissioned;
•	carbon regeneration area completed;

•	first and second gold room electrowinning bank commissioned and operational;
•	oxide and sulphide mill installation commissioned;
•	reagents stores completed;
•	Nzoro 2 hydropower generating equipment placed in position;
•	Nzoro 2 penstock piping more than 50% complete;
•	first and second CIL tailings pump train, valve train and pipeline commissioned;
•	24 diesel generators installed and commissioned;
•	construction of supporting mining infrastructure including substations, explosive magazines, completed on schedule; and
•	started demobilizing contractors from site as projects completed.

Vertical shaft system

During 2013, the main sink commenced and by year end was 195 vertical meters deep. The sinking contractor, under the leadership of the mine owner’s team, achieved an advance rate of 2.3 meters per 30 hour cycle at the end of the fourth quarter, consistent with contractual undertakings and the plan. Following the slower start and mobilization of equipment and personnel, we currently anticipate a normal main sink operation until shaft completion, with ground conditions proving to be favorable and water ingress below forecast.

Decline development

At the end of December 2013, the twin decline section of the development had been completed. Both declines intersected the ore body in accordance with the geological model and mine plan. Total decline development reached a distance of 3,948 meters by December 31, 2013, including east decline 1,408 meters; west decline 1,399 meters; north decline 165 meters and south decline 107 meters. The first access level to the critical 5000 lode has also been started.

Work at the Nzoro 2 hydrofacility, the first of four hydropower stations, is on track for commissioning in the first quarter of 2014, at the start of the rainy season when peak hydropower will be available. This should significantly reduce the cost of power and processing at the mine, partially offset by the increased power demands of the crushing and milling circuit when processing the sulphide ore (fresh hard rock).

Production results for the 12 months ended December 31,	2013	2012

Mining
Tonnes mined (000)	25,004	5,516
Ore tonnes mined (000)	4,335	97
Milling
Tonnes processed (000)	808	–
Head grade milled (g/t)	3.7	–
Recovery (%)	91.3	–
Ounces produced	88,200	–
Ounces sold	88,200	–
Average price received ($/oz)	1,238	–
Cash operating costs* ($/oz)	433	–
Total cash costs* ($/oz)	464	–
Profit from mining activity* ($000)	68,282	–
Attributable (45%)
Gold sales* ($000)	49,153	–
Ounces produced	39,690	–
Ounces sold	39,690	–
Profit from mining activity* ($000)	30,727	–

We own 45% of Kibali with the DRC State and joint venture partner owning 10% and 45%, respectively. The group equity accounts for its 45% joint venture holding in Kibali. As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from January 1, 2013 with prior periods restated accordingly.

*	Refer to explanation of non-GAAP measures provided in the section “Non-GAAP Measures” above.

Ore Reserves

								Attributable
		Tonnes		Grade		Gold		Gold**
								(Moz)	(Moz)
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(45%)	(45%)
at December 31	Category	2013	2012	2013	2012	2013	2012	2013	2012

Mineral reserves*
☐ Stockpiles	Proven	3.6	0.07	2.2	2.2	0.2	0.01	0.1	0.002
☐ Open pit	Proven	1.9	3.5	2.5	3.3	0.2	0.4	0.07	0.2
	Probable	40	41	2.5	2.5	3.2	3.3	1.4	1.5
☐ Underground	Probable	44	39	5.7	5.8	8.0	7.2	3.6	3.2
TOTAL MINERAL RESERVES*	Proven and Probable	89	83	4.0	4.1	12	11	5.2	4.9

*	Open pit mineral reserves are reported at a gold price of $1,000/oz and an average cut-off of 0.88g/t cut-off and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr. Nicholas Coomson, an officer of the company and competent person. Underground mineral reserves were reported at a gold price of $1,000/oz and a cut-off of 2.4g/t and include dilution and ore loss factors. Underground mineral reserves are calculated by Mr. Tim Peters, an independent consultant and competent person. Addition of individual line items may not sum to sub totals because of reporting to two significant digits.
**	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 45% interest in the Kibali gold mine.

Health, safety and environment

The LTIFR rate decreased materially in 2013, from 2.48 in 2012 to 0.59 in 2013 following sustained efforts to increase safety awareness. In addition a material decrease in the malaria incidence rate from 70.3% in 2012 to 61.1% in 2013 showed a marked improvement in Kibali’s health. The Environmental and Social Impact Assessment (ESIA) was undertaken according to IFC performance standards and the Equator Principles before construction began. In accordance with DRC legislation the environmental management plan (EMP) was successfully subjected to an annual independent audit.

Human resources

The size of the workforce employed in the construction process of Kibali has grown from 4,485 in 2012 to 7,401 employees at the end of 2013, the bulk of which are employed in the construction activity by contractors. A key development during the year was the successful negotiation and finalization of the Mine Level Agreement (MLA) in October. This agreement clarifies and elaborates on many aspects of the Labor Law and effectively establishes the rules of the management and union partnership, for the production phase of the mine.

At December 31	2013			2012

	Expats	Nationals	Total	Expats	Nationals	Total

Employees	54	462	516	22	159	181
Contractors	1,561	5,324	6,885	423	3,881	4,304
Total	1,615	5,786	7,401	445	4,040	4,485

Exploration

Exploration continued to focus on extensions to the known deposits, especially KCD where mineralization has been confirmed a further 450 meters down plunge of the current orebody model, while the up plunge continuity of the 5000 lode into Durba Hill offers additional open pit ore. Follow-up work on early stage targets close to the mine continued to return encouraging results especially at Mofu where additional high grade oxide material was identified.

EXPLORATION REVIEW

We have a portfolio of projects within some of the most prospective gold belts of both West and Central Africa. We have exploration projects in five African countries hosting 160 targets on 12,995km2 of groundholding. Of these, 81 are satellite targets located near existing operations while 79 are potential stand-alone operations.

Mali

Loulo

Work during 2013 concentrated at all levels within the resource triangle: generating new targets, follow-up programs on identified targets and evaluating extensions to the main deposits of Yalea and Gara.

Deep drilling at Gara and Yalea deposits

Deep drilling programs below the current ore models at both the Gara and Yalea deposits have highlighted the potential for extensions to high grade mineralization. Intersections include Gara: 8.8 meters at 4.75g/t from 1,082.2 meters, and Yalea: 10.7 meters at 4.67g/t from 1,310.1 meters. These targets provide the mining operations with additional opportunities. A trade off study will determine whether follow-up work on these targets should be completed from underground or surface. Further infill drilling at depth in Gara as well as in the higher grade Purple Patch at Yalea are upgrading the model ahead of mining.

Baboto

The Baboto target extends over a strike length of 3.5 kilometers and currently hosts three deposits: Baboto North, Baboto Central and Baboto South. RC drilling was completed with 14 RC holes for 1,099 meters. Much of this work was infill drilling confirming extensions to mineralization at both the southern and northern limits of the southern zone deposit. One hole drilled at Baboto North has highlighted the potential of a short strike length lode of high grade mineralization with an intersection of 99.0 meters at 4.08g/t from 7.0 meters, including 12.0 meters at 17.84g/t from 29.0 meters.

Yalea Ridge South

The Yalea Ridge South target is located at the southern end of the Yalea Ridge structure. The target was identified through lithosampling and mapping along the larger structure in 2012. Follow-up trenching and reconnaissance drilling have returned encouraging results: YRSRC006 - 13.0 meters at 6.38g/t from 20.0 meters and 44.0 meters at 1.54g/t from 80.0 meters; YRST4 - 2.9 meters at 5.96g/t; YRST04A - 36.0 meters at 3.07g/t; YRST04B - 6.6 meters at 6.80g/t; and YRST04C - 4.2 meters at 3.20g/t. There are two generations of folds, an overturned set verging towards the southeast and plunging towards the southwest and a set of upright isoclinal folds plunging towards the south. The model at Yalea Ridge South is of a set of stacked, gently south dipping mineralized sedimentary units with high grade mineralization forming plunging shoots along the axes of fold hinges. This model will be further evaluated during 2014.

Sansamba West

This target is located 1.5 kilometers to the north of Yalea Ridge South on the Yalea Ridge Structure and has a coincident gold in soil anomaly and ground geophysical induced polarization (IP) anomaly. Eleven rock samples returned an average grade of 7.36g/t. A recently completed trench has returned two intersections: 21.5 meters at 3.36g/t and 10.4 meters at 2.51g/t associated with altered sediments. Two previous RC holes returned encouraging intersections: YRSRC01 - 14.0 meters at 1.48g/t and 23.0 meters at 1.39g/t; and YSRC02 - 19.0 meters at 1.31g/t. Follow-up work including trenching and drilling is planned for 2014.

Gara South

The Gara South target is located immediately south and along strike from the Gara deposit. It is structurally complex and underlain by tightly folded limestones and clastic sediments which have been intruded by a number of intrusive rocks from mafic to felsic in composition. The target area is covered by transported alluvial gravels from the adjacent Falémé River which not only masks the underlying geology but also the surface geochemical response from mineralization. Ferruginous shears have returned encouraging mineralized intersections in trenches: GST01 - 15.0 meters at 5.46g/t; and GST02 - 17.9 meters at 2.91g/t including 10.2 meters at 4.55g/t. Subsequent RC drilling beneath the trench and along strike, over 800 meters, returned weaker results than anticipated with a best gold intersection of 15.0 meters at 1.32g/t. Detailed logging has revealed a complex pattern of shears and folds, with fold hinges plunging to the southwest at 30 degrees. Mineralization identified to date is associated with brecciated and altered sediments as well as porphyry intrusions. Further exploration will be undertaken in 2014 to determine the potential economic viability of the target.

Loulo underground

Exploration and infill grade control drilling continued at both Yalea and Gara underground mines with a total of 124 holes for 21,413.5 meters drilled, including three holes drilled from surface targeting gaps within the resource model to the north of the inferred boundary at Gara. The drill programs were designed to infill the resource model prior to mining as well as to improve the confidence limit and reduce the risk south of Gara.

At Yalea, 45 holes for 9,155 meters were drilled to infill blocks ahead of scheduled mining during the year, test low grade blocks within the model and explore the strike and down dip extensions of the Purple Patch. Drilling confirmed the geology, structure and alteration characteristic of the Purple Patch and the gold tenure where mineralization is associated with shearing and brecciation of a sedimentary host rock and massive sulphide. The following work was undertaken:

•	23 holes were drilled to close the gaps inside the Purple Patch confirming the model and returned a weighted average intersection of 7.5 meters at 7.15g/t compared to 8.9 meters at 5.65g/t in the block model.

•	Three holes (YUDH347, 348 and 349) targeted the lower fringes of the Purple Patch to investigate the possible down dip of the high grade mineralization. However, gold assay results did not confirm an extension and the lower boundary remains as currently modeled.

•	Other holes targeted the medium grade system plunging south, but grades were much lower than the block model prediction. Mineralized intersections include: YUDH326 - 1.5 meters at 0.8g/t; YUDH327 - 7.7 meters at 3.13g/t; YUD H328 - 37.0 meters at 0.83g/t; YUDH280 – the weighted average width/grade being 6.3 meters at 1.62g/t versus 10.2 meters at 3.63g/t of the reserve model.

At Gara, 79 holes for 12,258.5 meters were drilled of which three holes for 1,942 meters were drilled from surface to reduce the drill spacing at the north of the inferred zone and also reduce the risk in this part of the deposit.

Work included:

•	The three holes drilled from surface confirm the geology model and resource model with a weighted average intersection of 9.4 meters at 6.53g/t.

•	18 diamond holes for 1,845 meters were drilled from CD3 to test large but low grade zones within the resource model to the north of the deposit. The holes confirmed the steeply dipping geometry of the orebody, but returned narrower higher grade intersections than currently modeled. The weighted average grade was 8.4 meters at 6.26g/t compared to 12.7 meters at 4.94g/t for the resource model. However four holes (GUDH 273 to 276) drilled showed a low grade zone emerging within the higher grade ore that requires further definition drilling.

•	Of the holes drilled to the south, five returned low grades, but the rest compared well with the resource model. Lenses of internal waste, mainly greywacke, were also encountered in some of the boreholes.

•	A total of 21 diamond holes for 4,140 meters were drilled from 140L stockpile to close the gaps and also investigate lower grade blocks adjacent to high grade zones within the resource model. All holes confirmed the modeled geology and alteration. The weighted average actual grade for those holes was 9.4 meters at 3.85g/t compared to 8.1 meters at 4.42g/t from the resource model, showing an increase in width but drop in grade.

Gounkoto

During 2013 a total of 39 diamond drill holes for 19,293 meters were completed to upgrade the geological confidence in the deposit as well as to test new target areas for additional ounces in the Jog Zone, hangingwall and southern iron structure.

Initial work at the beginning of the year focused on the conversion of inferred resources to the indicated category at depth in the Jog Zone. Gold assay results, while confirming the geological model, continue to highlight the variable nature of the grade distribution in this area. Highlights of this program include two holes which intersected significant mineralization in a west dipping footwall structure to MZ2: GKD398 - 24.6 meters at 8.02g/t; and GKD399, drilled 25 meters to the north, returned 11.2 meters at 1.64g/t. In MZ3: GKDH383 returned 24.6 meters at 15.25g/t, including 14.9 meters at 20.62g/t; and GKDH400 - 26.6 meters at 10.52g/t confirm a shallow plunge to mineralization which is open to the north, representing a further opportunity to follow-up in 2014.

Drilling has also intersected a new high grade lode of mineralization (DSGT07 - 25.7 meters at 9g/t, from 65.0 meters, including 8.0 meters at 20.96g/t) in the footwall of MZ3 which has been named MZ4. This was subsequently followed up by four RC holes for 576 meters which returned some significant results: MZ4RC01 - 21.0 meters at 5.61g/t from 113.0 meters; MZ4RC03 - 15.0 meters at 6.83g/t from 122.0 meters including 3.0 meters at 22.93g/t; and MZ4RC04 - 5.0 meters at 3.20g/t from 39.0 meters including 1.0 meter at 10.50g/t. More recently four diamond holes for 961 meters were drilled with the best result coming from hole MZ4DH04 - 42.3 meters at 4.71g/t from 53.1 meters. To date mineralization has been confirmed over a strike length of 160 meters and to vertical depths of 150 meters. The current model for MZ4 is of a NNW striking, west dipping lens of high-grade mineralization located within the Gounkoto mine corridor sequence of deformed and altered sediments. It locates to the immediate east of the unaltered greywacke ridge which hosts the P64 eastern zone mineralization, separated by a major ductile shear. A program of five trenches has been completed to the north of MZ4 and confirmed the continuation of the mineralized structure for an additional 300 meters with a weighted average intersection of 3.6 meters at 2.30g/t. Follow-up work on these results will continue during the 2014 field season.

Recent advanced grade control drilling has also intersected significant mineralization in the footwall of MZ1 which dips to the west as opposed to the easterly dipping main zone of mineralization and extends outside of the limits of the current pit design. Results include: GKAGCRC771 - 48.0 meters at 7.96g/t; GKAGCRC811 - 35.0 meters at 5.60g/t; GKAGCRC817 - 17.0 meters at 4.19g/t and 30.0 meters at 1.76g/t; GKAGCRC825 - 55.0 meters at 3.96g/t; and GKAGCRC831 - 41.0 meters at 8.55g/t. This new data has been incorporated in a new geological model which will produce an updated resource estimate and pit design.

The hangingwall mineralization at Gounkoto locates 200 meters above and to the east of the main deposit lodes and extends the full length of the orebody. The most prospective part of this structure occurs over a 500 meter length where the main zone of Gounkoto (MZ1) is at its narrowest, in the pinch zone. Work including drilling and relogging of core has updated the geological model for the hangingwall mineralization. Drilling has subsequently concentrated on a 270 meter segment of this structure which has returned the following results: GKDH043 - 9.4 meters at 5.60g/t from 147.6 meters; GKDH052 - 22.6 meters at 8.23g/t from 112.4 meters; GKDH219 - 12.3 meters at 4.92g/t from 153 meters; GKDH333 - 11.0 meters at 6.90g/t from 190.6 meters; GKDH393 - 14.2 meters at 1.54g/t from 212.8 meters; and GTDH17E - 53.4 meters at 4.97g/t from 114 meters. A program of advanced grade control drilling has been completed as further follow-up within the limits of the US$1,000/oz pit shell. The results have confirmed continuity of mineralization with a weighted average intersection of 14.06 meters at 3.52g/t from 31 holes. The results also indicate a southerly plunge to high grade mineralization.

One diamond hole was drilled to test the possible extension of high grade mineralization intersected during a program of advanced grade control drilling on the iron structure in the south of the deposit: GKAGCRC771 - 37 meters at 8.87g/t. Hole 401 intersected the structure but mineralization was weaker returning 28.2 meters at 1g/t, however it does indicate the structure continues and alteration and mineralization are open to the south, requiring a follow up study.

Gounkoto region

There are 10 early stage targets which locate adjacent to major structural discontinuities on the Gounkoto permit. The results of an Induced Polarisation (IP) ground geophysical survey has enabled three targets to be prioritized for follow-up work: Sahnou, Djiguibah and Findogoleh. By year end work had started at Sahnou.

Sahnou target

Sahnou is located 600 meters to the west of Faraba W target and extends over an 800 meter strike on the southern continuity of north-south Toronto South structure (Silica-Carbonate-Albite), with a coincident one kilometer long soil anomaly.

The structural setting is similar to the Gounkoto wrench zone where north-northwest structures intersect north-south iron bearing structures resulting in dilation and preferential sites for gold mineralization. The favorable host rock is an argillaceous quartzite with hematite, albite, chlorite, sericite alteration and local magnetite.

Previous work over the target area included one trench (FT42 - 10 meters at 1.19g/t), one diamond hole (FADH016 - 12 meters at 1.54g/t from 84 meters and 3.85 meters at 4.22g/t from 135.5 meters), one RC hole (FARC037 - 2 meters at 3.56g/t from 88 meters) and one RAB hole (FWRAB046 - 27 meters at 1.32g/t from 15 meters).

Trench 42 was extended and returned an encouraging intersection of 13.6 meters at 6.98g/t including 5.4 meters at 15.83g/t associated with a strongly altered (Si-Ca-Alb) north-south orientated east dipping shear with a chlorite-haematite overprint. Additional trenching prior to reconnaissance drilling will be completed in 2014.

Western Mali

Bakolobi (Taurus Gold joint venture)

As part of our long term growth strategy in western Mali, we have signed a joint venture agreement with Taurus Gold on the Bakolobi permit which is along strike to the north of Papillon’s Fekola project and to the south of Gounkoto. Randgold is to fund all costs up to and including the completion of a pre-feasibility study for the project and will make minimum annual work commitments to acquire 51% of the project. Thereafter Randgold may earn up to 65% in the joint venture by funding the preparation of a feasibility study, if Taurus elects not to or fails to fund its proportionate share of the cost. Following the completion of the feasibility study, each party will be required to fund its proportionate share of all development and mining costs, failing which its participating interest will be subject to dilution.

In summary, the area of interest at Bakolobi is a north-south trending corridor of altered sediments, anomalous in gold, which locates between large albite altered diorites to the west and a large granodiorite to the east. This area of interest, in common with the environs of the Falémé River to the north and south, is covered by paleo-alluvial deposits which can be up to 30 meters thick.

A ground geophysical gradient array IP survey has been completed and this data together with field mapping, rock sampling and gold in soil geochemistry is defining drill targets for the 2014 field program.

Bambadji (Iamgold joint venture)

The Bambadji project, although in Senegal, is located within the Loulo-Gounkoto district. It has been a difficult year for the project, with a long wet season stopping field work for a large part of 2013. Despite that, work has progressed on the permit with mapping, lithosampling, pitting and trenching programs eliminating the Coward, Bandiasse and North Kolgold targets due to a lack of potential. During the year, 11 new targets were generated from further analysis of the regional data where there are gaps in the historical work.

Other fieldwork during the year focused on three targets: Mid Kebewest and Cowson, which are on the same structure close to the contact between the Kofi formation and the Falémé volcanic belt, and Zonze which is located in the center of the Bambadji permit and will be the focus of exploration programs in 2014.

SENEGAL

During 2013, exploration in Senegal concentrated on the Massawa deposit with the completion of an orientation grade control study on a portion of the Central Zone deposit, where there are two phases of gold mineralization: an early disseminated phase and a later quartz antinomy vein system. A similar study was also completed on the high grade North 2 zone of mineralization. Due to the refractory nature of the Massawa deposit, exploration has also been evaluating targets with the potential to deliver 2Moz of non-refractory ore to supplement the ore feed.

Massawa

The Massawa gold project locates within the Kounemba permit in eastern Senegal which geologically lies within the 150 kilometer long Mako greenstone belt. The Mako greenstone belt comprises mafic-ultramafic and felsic volcanic rocks intruded by granitoids. A regional crustal scale shear zone, the Main Transcurrent Shear Zone (MTZ) with a northeast-southwest trend, exploits the lithological contact between the Mako and the Dialé-Daléma supergroups and is the host structure to mineralization at Massawa. Randgold controls the groundholding over more than 50% of the strike extent of this very prospective belt.

A total strike length of 8.5 kilometers has been drilled, but only a four kilometer portion of this has been evaluated for the present mineral resource modeling and has been drill tested to a 50 by 50 meter spacing to vertical depths of 640 meters. There are two main zones of mineralization, Northern and Central. They are part of the same northeast trending mineralized structure, which has been offset by north-south belt discordant structures. The mineralized system occurs at a volcanic/ sedimentary contact, where a prominent and continuous lapilli tuff unit acts as a marker horizon. The host sequences have been intruded by felsic dykes, gabbros and granitic bodies, particularly in the Central Zone. Mineralization is hosted in a variety of rocks including greywackes, volcaniclastics and both mafic (gabbros) and felsic intrusives. The mineralized system is however structurally controlled and deformation is essentially brittle-ductile. The alteration assemblage is composed of sericite, silica, carbonate, pyrite and arsenopyrite.

Gold mineralization formed in two phases: an early phase was composed of fine disseminated pyrite and arsenopyrite while the later stage is a shallow level gold system where quartz-stibnite and a large range of antimony-bearing minerals host coarse native gold.

A 5 by 5 meter grade control orientation program was completed on the Central Zone of the Massawa deposit over a strike length of 140 meters, to better understand the grade distribution and controls to mineralization. The results identified seven mineralized lodes and three main quartz antinomy structures, compared to two structures in the previous model, and two low grade mineralized lodes.

Following geological and statistical analysis of the mineralized lodes defined by the drilling, the grades and widths of the new lodes are:

•	Ore 1: 6.42 meters at 2.21g/t
•	Ore 2: 6.46 meters at 3.21g/t
•	Ore 3: 6.95 meters at 3.66g/t
•	Ore 4: 5.91 meters at 3.87g/t
•	Ore 5: 11.63 meters at 7.16g/t
•	Ore 6: 3.52 meters at 5.15g/t
•	Ore 7: 2.59 meters at 2.56g/t

This drilling, which covers just 10% of the strike of the Central Zone, has significantly upgraded our understanding of the high grade mineralization. The opportunity is that the selective mining of these units provides a high-grade, low tonnage, gravity-recoverable ore which is a requirement of the larger, refractory Massawa orebody. Additionally these grades could support underground mining and the size of the Massawa system provides good potential for the hosting of additional zones of this material. Further drilling is required to delineate this mineralization due to its high variability.

A similar grade control orientation study was completed over a 150 meter segment of the high grade North 2 orebody. The results confirm the consistent grade with no high nugget values and a weighted average intersection of 9.78 meters at 7.94g/t was returned. A second (eastern) zone of mineralization was confirmed through the grid and represents a gain compared to the old model. This zone returned a weighted intersection of 2.5 meters at 3.5g/t. Mineralization at North 2 is hosted by a sedimentary package of rocks and is bounded in both the hangingwall and the footwall by carbonaceous schists, as well as the presence of a footwall gabbro.

Work continued on metallurgical studies. Drilling collected 30t of samples which were sent to Hazan Laboratories in Denver, USA for geochemical analysis as well as pilot plant test work.

Satellite targets

Exploration work to date has highlighted the potential mineable mineralization from six satellite deposits around Massawa: Sofia, Bambaraya, Delya, Kawsara, Tina and Tombo. Preliminary metallurgical bottle roll testwork returned good recoveries in the range of 75% to 97%, apart from Delya which returned 40% and has a similar refractory nature to Massawa. While the grade is low the results support the prospectivity of the region. However, no drilling was completed on these deposits during 2013.

Regional potential

An updated target generation exercise has been completed whereby data layers were integrated and new layers were added: Geology maps and soil geochemistry data (As, Mo, Ag, Sb and W) drill, trench and pit data and the new geophysical layers (Mako belt airborne magnetics and ground surveys). Ten targets have been added to the resource triangle for evaluation in 2014.

Sangola (Goldstone joint venture)

Randgold entered into a joint venture agreement with Goldstone Resources on their wholly owned Sangola project in Senegal during 2013. Subsequent exploration work which included the completion of 156 RC holes for 10,155 meters evaluating four defined targets: Thiabedji, Baraboye, Thiobo and Ibel. Gold assay results, while confirming a bedrock source to the surface anomalism, have not identified a significant hydrothermal system capable of hosting a deposit capable of meeting Randgold’s strategic filters.

Côte d’Ivoire

During 2013 exploration work has been focusing on the evaluation of satellite targets to the Tongon mine and the discovery of potential stand-alone deposits within the company’s extensive permit portfolio countrywide.

At Tongon, Phase 1 drilling programs on targets close to the mine failed to return results warranting follow-up work and have been removed from the resource triangle. Mapping and sampling continue on the next set of targets to identify further drill opportunities. The southern part of the permit remains underexplored (except for the Koulivogo area), despite the high soil anomalies. Priority areas in this part are: Oleo North, Oleo South, Koulivogo East, Sougo and Nafoun East. As well as the anomalous soil results, the targets also offer intersecting structures and rheological contrasts in the geology. Towards the northern end of the permit, Soloni East and Soloni South will be investigated as the southern extension of the Natogo corridor in the Diaouala permit.

A new ore genesis model for the Tongon deposits has been developed. The deposit has skarnlike calc-silicate alteration assemblages. The zonation is typical of many skarns, with more garnet than pyroxene at proximal locations to the granodiorite intrusion and pyroxene greater than garnet at distal locations. The reduced nature indicated by the presence of lollingite, pyrrhotite and arsenopyrite is consistent with gold only skarns. The alteration has been mapped over an area that extends across as much as 100km2 and the implications on gold mineralization and exploration models continues to be investigated, including the intrusions which were responsible for driving the hydrothermal system.

Diouala

The Diouala permit is located between the Nielle permit to the north and Gryphon’s Banfora project in Burkina Faso. Exploration over the permit has mapped and sampled numerous mineralized structures but surface sampling and drilling to date have generally only obtained narrow low-grade intersections which have little economic potential. Work has since focused on the +7 kilometer Soundou-Natogo prospective corridor, characterized by strong hydrothermally altered and brecciated rocks hosted by two shear zones which return high grades (+5g/t) from chip sampling. These two shear zone segments and their immediate surrounding areas are the most prospective parts of the Diaouala permit from a structural perspective. The two right hand bends may be part of an incipient east-northeast-trending transfer zone within the Senoufo Belt, similar to the much more extensive and penetrative transfer feature which cuts the belt in the Tongon area.

At Natogo, a total of 225 samples were taken and 100 of them returned values ranging from 0.1 to 5.4g/t from highly hydrothermally brecciated, silicified and strongly oxidized rocks with boxworks and local fresh sulphides. Of these samples, 65 returned a weighted average grade of 1.5g/t. This has delineated a northeast trending corridor 400 meters long and up to 50 meters wide which is currently being evaluated with a program of surface trenches.

Boundiali

At Boundiali, a first phase of reconnaissance aircore drilling (362 holes for 17,695 meters) was completed to test the Fonondara and Katiali targets. Gold assay results have returned wide low grade anomalous envelopes which do not meet Randgold’s investment filters to support further work. The next level of targets, which includes the Baya-Kassere corridor and Sani, is being tested with field mapping, pitting and trenching. This will also cover the priority targets which remain untested along the volcanic belt/sedimentary basin.

Mankono

The Mankono permit is located 160 kilometers to the southwest of Tongon and to the south of the Boundiali permit and is centered where the Boundiali and Senoufo greenstone belts merge.

The geology is composed of Birimian volcano-sedimentary units of basaltic to andesitic volcanics and sediments consisting of argillite, greywacke and conglomerates. This sequence is bordered to the east and to the west by granitic gneiss. Numerous mafic and ultramafic plutonic rocks intrude the geological units throughout the permit.

The key target is a 21 kilometer long regional gold in soil anomaly which displays all the required parameters of an attractive target, such as a lithological anomaly (contrast between andesite, volcaniclastics and intrusives), geophysical anomaly, major shear zones, a large regional fold and significant soil signature. Infill soil sampling, accompanied by rock sampling and geological mapping, has started over the anomaly to delineate the target better.

Fapoha

Gold in soil geochemistry and field mapping have identified 11 targets, four of which have been prioritized for follow-up work including one which has a similar geological and structural setting to Tongon with anomalism on the margin of a granodiorite intrusion.

Regional geological work and future permitting.

Côte d’Ivoire is a mineral-rich country of over 322,000km2 that is almost entirely underlain by the same prospective gold-rich Archean and Lower Proterozoic (Birimian) formations that extend into Ghana, Mali, Burkina Faso and Liberia. It is only in recent years that exploration has produced growth in gold reserves and mines have been developed. In 2013 there were three mines in operation producing in excess of 13 tonnes of gold.

The country’s economy has been driven by agriculture: it is the world’s largest cocoa producer. With little past focus on the mining sector there is a paucity of geological data and at present it is up to the mining companies to collect the basic information.

With the development of the Tongon project, a key strategic initiative was to consolidate an exploration footprint in northern Côte d’Ivoire adjacent to the mine. This has been achieved, and we are busy testing a portfolio of targets there. We have also embarked on a project to evaluate the rest of the country in terms of geological prospectivity to prioritize areas for future permitting.

Democratic Republic of Congo

Kibali

At Kibali, exploration has continued to focus on the extensions at the known deposits of the project. Follow-up work on early stage targets at the base of the resource triangle has also started.

KCD deposit

At KCD a program of 12 diamond holes for 6,883 meters was drilled. Gold assay results confirm the continuation of high grade mineralization: DDD577 - 51.7 meters at 6.20g/t including 19.0 meters at 10.90g/t; DDD578 - 40.6 meters at 9.19g/t including 22.6 meters at 16.05g/t and 20.0 meters at 5.90g/t (9000 lode FW); DDD580 - 28.0 meters at 4.50g/t including 8.0 meters at 12.40g/t; and DDD581 - 27.4 meters at 4.50g/t. High grade mineralization remains open up plunge in the inferred category and new zones of mineralization in the footwall have been identified. These require modeling and further drilling will be coordinated in consultation with the mine planning department.

Drilling was also completed to test the down plunge potential of the 3000 and 5000 lodes where mineralization remains open: DDD563A - 23.0 meters at 1.78g/t from 276.0 meters; 57.0 meters at 2.10g/t from 327 meters, 27 meters at 7.18g/t from 491.8 meters and 77.2 meters at 3.29g/t from 563.8 meters. Hole DDD587 confirmed the continuation of these lodes returning the following intersections: 3000 lode - 9.2 meters at 1.09g/t from 419.4 meters; 5000 upper lode - 5.4 meters at 1.29g/t from 564.6 meters and 13.0 meters at 2.34g/t from 580.0 meters; 5000 middle lode - 21.8 meters at 3.48g/t from 626.0 meters; and 5000 lower lode - 12.40 meters at 4.54g/t from 666.0 meters. The final hole DDD588 returned 6.4 meters at 37.80g/t from 615.4 meters. Mineralization has been confirmed to extend 450 meters beyond the limits of the current orebody model at vertical depths which are still above the depth of the shaft. Results from the drill campaign will be modeled and analyzed to determine the economic potential of this zone followed by a program to drill out, either from surface or at a later date from underground.

A drill program (7 holes for 1,770 meters) to test the upplunge continuation of the 5000 lode into the Durba Hill area of the KCD deposit was also completed during the year. This extension had not been previously drilled due to old mine infrastructure, including the Durba plant which has since been demolished. Three of the seven holes were extended to test an area of high grade inferred mineralization in the 9000 lode. Gold assay results have been received and confirm the continuation of the 5000 lode mineralization to surface on Durba Hill. Results include: DDD591 - 18.5 meters at 3.99g/t from 28.8 meters; and DDD593 - 4.7 meters at 5.64g/t from 0.0 meters and 26.0 meters at 10.20g/t from 15.0 meters. This data is being incorporated into a new KCD open pit design. The results from two holes extended to intersect the 9000 lode and have returned the following intersections: DDD591 - 16.3 meters at 3.42g/t from 326.1 meters; and DDD592 - 19.8 meters at 3.44g/t from 317.7 meters. The results suggest the 9000 lode is thinner and occupies a higher elevation than initially modeled, and indicates a review of the current geological and mineralization wireframe is required.

Following the acquisition of the Kibali gold project in 2009, we were able to immediately increase the reserves from 5.5Moz to 10Moz by completing a geological model of the KCD deposit. Over the last four years work has been completed, not only on the KCD deposit but also on the entire resource inventory, including field mapping, relogging of diamond drill core and RC drill chips and the generation of geological models, updated resource models and economic assessments. At the same time drilling continued on the main KCD deposit targeting both infill drilling and extensions to known mineralized lodes. This work has now been integrated into a new geological model and this data was incorporated into a new mine schedule resulting in a reserve increase to 12Moz. We believe there is still a lot of upside at Kibali from the main KCD deposit, the known satellite deposits and early stage targets.

Mengu Hill

At Mengu Hill, five holes were cored down plunge beyond the US$1,000/oz reserve pit where a historic hole, MDD043A, returned 8.0 meters at 2.80g/t and 35.2 meters at 3.72g/t. Gold assay results from the five holes confirmed the continuity of mineralization including: MDD061 - 29.0 meters at 5.74g/t from 246.0 meters; MDD064 - 12.2 meters at 11.64g/t from 223.0 meters; and MDD070 - 4.4 meters at 4.07g/t from 256.6 meters. The results indicate the high grade mineralized lode is ovoid in shape with a diameter of 25 meters and is open down plunge to the north. In addition two holes were drilled in the center to convert inferred resources to indicated status and returned good results.

Rhino–Agbarabo

At Rhino, results from trench and drill programs completed in 2013 returned a 25 meter diameter rod of mineralization grading above 3g/t.Mapping and sampling has identified the potential for further small but high grade rods of mineralization. A ground IP geophysical survey is planned for 2014 to aid the mapping of the subsurface geology in an area which has sparse outcrop prior to further drill testing.

Mofu

The Mofu target is located approximately three kilometers north northwest of the Mengu Hill Deposit. Trenching over a gold in soil anomaly highlighted a mineralized zone with a weighted average intersection of 12.2 meters at 7.8g/t extending over 300 meters. The mineralization is associated with sugary quartz and magnetite, and plunges shallowly to NNE, subparallel to the plunge of a stretching lineation. A sericitic schist shear marks the footwall and hangingwall contacts in the trenches.

A drill program to test the continuation of mineralization down plunge was completed. Six diamond holes of 611.5 meters and eight RC holes of 472 meters were drilled. Gold assay results in general support the mineralization intercepted in the trenches near surface, but it decreases in grade and thickness further down plunge limiting the potential. All of the geological data is being integrated into a model to determine the economic viability of an open pit.

Isiro (Kilo Goldmines joint venture)

In the fourth quarter of 2012, we announced a new joint venture with Kilo Goldmines in the DRC which provides the company with access to 1,920km2 of prospective Archaen age geology over the Northern Ngayu and Isiro greenstone belts in NE DRC. Work started with a helicopter based reconnaissance study resulting in a preliminary geological interpretation based on remote sensing data and field data, revealing Kibalian aged volcano-sedimentary sequences with ironstone horizons. Sixteen target areas were identified and investigated in the field, confirming the prospective structural setting as interpreted from remote data.

Subsequently regional soil sampling has been completed over the Ngayu greenstone belt following the collection of 2,414 samples over a 400 meter by 200 meter grid.

The gold in soil results returned three gold anomalies worthy of follow-up surface exploration work. These have been named Yambenda, Bonzuzu and Mbese. The most significant of these is Yambenda which measures 9.5 kilometers by 1.5 kilometers at 50ppb. The anomaly coincides with the flanks of a prominent ridge truncated by the southwest flowing Nepoko River. Geologically the anomaly overlies a volcano sedimentary package and appears to be spatially associated with a steeply dipping banded iron formation trending northwest.

Soil sampling has started on the neighboring Isiro greenstone belt. A total of 364 samples have been taken but at the time of this report no assay results had been received.

Generative work and new business

The company’s exploration strategy, which is supported by a team of 70 geoscientists, is based on access to quality mineral rights and the generation of targets.

The correction in the gold price in 2013 has created an opportunity for Randgold to acquire new exploration ground while at the same time rationalizing its current portfolio and reinforcing the strategic filters. Four principal areas of focus have been identified for 2014:

•	The Mako Belt of eastern Senegal, which hosts the Massawa deposit;
•	The Loulo-Gounkoto mining district (western Mali/eastern Senegal);

•	Côte d’Ivoire; and
•	Northeastern DRC.

Consequently exploration has been terminated in southern Mali and Burkina Faso due to a combination of factors: lack of access to prospective ground, poor exploration results and no recent world class discoveries. While on-the-ground physical exploration has been stopped, both areas have been handed to the generative team to reintegrate data layers, review regional interpretations and generate new target areas for potential future permitting or joint venture, if the industry slowdown continues.

MINERAL RIGHTS AND ORE RESERVES

Table of mineral rights at December 31, 2013

Country	Type	Area (km2)	Area (miles2)	Equity (%)
Mali
■ Loulo	EP	263	101	80.0
■ Morila off lease	EEP	132	51	100.0
■ Gounkoto	EP	100	35	80.0
■ Morila*	EP	200	77	40.0
■ Bena	EEP	16	6	80.0
■ Dinfola	EEP	139	54	80.0
■ Massabougou	EEP	125	48	90.0
■ Diele	EEP	110	42	90.0
■ Bakolobi*	EEP	120	46	51.0
Cȏte d’Ivoire
■ Nielle	EP	751	290	89.0
■ Boundiali	EEP	1,320	510	81.0
■ Dabakala	EEP	191	74	81.0
■ Diaouala West	EEP	399	154	81.0
■ Diaouala East	EEP	399	154	81.0
■ Mankono	EEP	704	272	81.0
■ Tiorotieri	EEP	86	33	89.0
■ Kouassi Datekro N	EEP	350	135	89.0
■ Kouassi Datekro C	EEP	396	153	89.0
■ Kouassi Datekro S	EEP	400	154	89.0
■ Fapoha North	EEP	387	149	81.0
■ Fapoha South	EEP	398	154	81.0
Senegal
■ Kanoumba	EEP	621	240	90.0
■ Miko	EEP	84	32	90.0
■ Dalema	EEP	401	155	90.0
■ Tomboronkoto	EEP	225	87	90.0
■ Bambadji*	EEP	315	122	51.0
■ Sangola*	EEP	471	182	51.0
Democratic Republic of Congo
■ Kibali
□ 11447	EP	227	88	45.0
□ 11467	EP	249	96	45.0
□ 11468	EP	46	18	45.0
□ 11469	EP	92	36	45.0
□ 11470	EP	31	12	45.0
□ 11471	EP	113	44	45.0
□ 11472	EP	85	33	45.0
□ 5052	EP	302	117	45.0
□ 5073	EP	399	154	45.0
□ 5088	EP	292	113	45.0
■ Kilo*
□ 2226	EEP	137	53	51.0
□ 2227	EEP	137	53	51.0
□ 2229	EEP	126	49	51.0
□ 2230	EEP	154	59	51.0
□ 2231	EEP	196	76	51.0
□ 2285	EEP	196	76	51.0
□ 2286	EEP	184	71	51.0
□ 2287	EEP	182	70	51.0
□ 2288	EEP	172	67	51.0
□ 2289	EEP	194	75	51.0
□ 2290	EEP	189	73	51.0
□ 2291	EEP	190	73	51.0
Total area		12,995	5,014

EP	– Exploitation Permit
EEP	– Exclusive Exploration Permit
*	Subject to a joint venture agreement

Annual ore reserve declaration at December 31, 2013

								Attributable
At December 31,	Category	Tonnes (Mt)		Grade (g/t)		Gold (Moz)		gold (Moz)
		2013	2012	2013	2012	2013	2012	2013	2012
PROVEN AND PROBABLE RESERVES

Kibali								45%	45%
	Proven	5.5	3.6	2.3	3.2	0.4	0.4	0.2	0.2
	Probable	84	79	4.1	4.1	11	11	5.0	4.7
Sub total	Proven and probable	89	83	4.0	4.1	12	11	5.2	4.9
Loulo								80%	80%
	Proven	2.2	2.3	1.9	2.1	0.1	0.2	0.1	0.1
	Probable	31	38	5.1	5.1	5.1	6.2	4.1	4.9
Sub total	Proven and probable	34	40	4.9	4.9	5.3	6.3	4.2	5.1
Gounkoto								80%	80%
	Proven	1.9	1.8	2.5	2.4	0.1	0.1	0.1	0.1
	Probable	15	17	4.5	5.0	2.1	2.6	1.7	2.1
Sub total	Proven and probable	17	18	4.3	4.7	2.3	2.8	1.8	2.2
Morila								40%	40%
	Proven	—	—	—	—	—	—	—	—
	Probable	14	4.9	0.7	1.5	0.3	0.2	0.1	0.1
Sub total	Proven and probable	14	4.9	0.7	1.5	0.3	0.2	0.1	0.1
Tongon								89%	89%
	Proven	3.3	2.5	1.4	1.4	0.2	0.1	0.1	0.1
	Probable	28	31	2.3	2.5	2.1	2.5	1.8	2.2
Sub total	Proven and probable	31	34	2.2	2.4	2.2	2.6	2.0	2.4
Massawa								83%	83%
	Probable	21	21	3.1	3.1	2.0	2.0	1.7	1.7
Sub total	Proven and probable	21	21	3.1	3.1	2.0	2.0	1.7	1.7
TOTAL RESERVES	Proven and probable	205	201	3.6	3.9	24	25	15	16

The reporting of mineral reserves is in accordance with Industry Guide 7. Pit optimizations are carried out at a gold price of US$1,000/oz, except for Morila which is reported at US$1,300/oz. Mineral reserves are reported at a cut-off grade based on US$1,000/oz gold price within the pit designs. Underground reserves are also based on a gold price of US$ 1,000/oz. Dilution and ore loss are incorporated into the calculation of reserves.

Addition of individual line items may not sum to sub totals because of rounding.

Mineral Rights and Permits

The following map shows the position of our current permits in West Africa:

The following map shows the position of our current permits in Central Africa:

Although we believe that our exploration permits will be renewed when they expire, based on the current applicable laws in the respective countries in which we have obtained permits, there can be no assurance that those permits will be renewed on the same or similar terms, or at all. In addition, although the mining laws of Mali, Côte d’Ivoire, Senegal and DRC provide a right to mine should an economic orebody be discovered on a property held under an exploration permit, there can be no assurance that the relevant government will issue a permit that would allow us to mine. All mineral rights within the countries in which we are currently prospecting are state-owned. Our interests effectively grant us the right to develop and participate in any mine development on the permit areas.

SOCIAL RESPONSIBILITY AND ENVIRONMENTAL SUSTAINABILITY

This section highlights the key sustainability challenges facing our business, how we are addressing them and some of our achievements in this field from 2013. It has been produced according to the Global Reporting Initiative (GRI) G4 Guidelines and the Mining and Metals Supplement. This section presents an overview of our sustainability performance, covering material aspects. The data on environmental, safety and economic impacts presented covers all six of our operational and development sites situated in Mali, Côte d’Ivoire, Democratic Republic of Congo and Senegal. With the exception of GHG emissions, it excludes our offices and guesthouses. The data used to populate this document is collated on a monthly basis and reviewed by management. The scope and measurement methods have not changed if compared to our previous sustainability supplement published in May 2012.

Our sustainability governance

In recent years, there has been continued improvement in the systems and processes that we use to understand, measure, manage and report on sustainability issues at a group level. This section provides a basic outline of our management approach, governance and corporate systems with regard to sustainability.

Stakeholder engagement

Our corporate strategy is to create value for all our stakeholders. Stakeholder engagement is a critical part of business for us. We pride ourselves on an active and meaningful program of stakeholder engagement each year which enables us to deepen our relationships, understand our stakeholders’ needs and priorities and which feeds into our management practices. The main stakeholder categories we engage with are shareholders, employees, local communities, non-governmental organizations (NGO’s), government, unions, suppliers and contractors, and media. At the heart of our engagement this year was a ‘materiality assessment’, undertaken in accordance with the guidelines of the GRI G4 reporting process. The materiality assessment was part of an extensive program of stakeholder engagement undertaken in 2013 through channels such as formal meetings, roadshows, correspondence and site visits. We conducted a ‘materiality assessment’ in 2013, i.e. we considered the significance of various sustainability issues on our business and also asked stakeholders to identify issues of concern that influenced their assessments and decisions about us. The process was carried out in accordance with the GRI G4 guidelines.

The 19 most material issues identified by the assessment were:

▪	Safety: We are an employee-focused company and committed to providing the safest possible working environment.
▪	Community engagement: The support of local communities around our mines is central to our social licence to operate.
▪	Water pollution: We carefully monitor the cleanliness of all water in and around our mines to protect our employees and local communities.
▪	Cyanide management: We have strict policies and procedures in place to ensure the responsible use and management of cyanide.
▪	Local and national employment: Ensuring high levels of local and national employment is a fundamental part of our business strategy.
▪	Energy use and efficiency: Minimizing energy use is core to our mining process and to the development of our local communities.
▪	Bribery and corruption: We have zero tolerance for bribery or corruption and endeavor to combat corruption whenever necessary.
▪	Revenue transparency: We make publicly available a full economic statement disclosing our payments of taxes, duties, royalties, salaries, procurements and other payments.
▪	Local procurement and partner development: It is our policy to maximize, as far as possible, the local economic benefits and sustainable development impacts of our operations.
▪	Staff training and skills transfer: The optimization of local talent and training of national employees to world-class standards is at the heart of our approach to human capital.
▪	Legal compliance: We fully comply with all legislation in all jurisdictions.
▪	Resettlement and compensation: We are committed to minimizing involuntary resettlement and where resettlement does need to take place our policies are in line with national legislation and the IFC’s Performance Standards.

▪	Environmental incidents: Good environmental stewardship is essential to our business and we carefully measure and manage environmental incidents.
▪	Community development and investment: It is our policy to maximize, as far as possible, the local economic benefits and sustainable development impacts of our operations.
▪	Local economic development: It is our policy to maximize, as far as possible, the local economic benefits and sustainable development impacts of our operations.
▪	Waste management: We are committed to ensuring all hazardous, organic and inorganic waste generated by our mines is safely and sustainably disposed of.
▪	HIV/AIDS: HIV/AIDS is a significant consideration in our host countries and we operate a stand-alone program to help prevent the spread of the disease.
▪	Malaria: Diseases such as malaria are a major threat to our workforce and local communities and we operate a stand-alone program to reduce malaria incidence around our mines.
▪	Occupational health: The health and well-being of our employees is crucial to the success of our business.

Sustainability governance structure

Measuring our environmental and social impacts is key to our management of sustainability. At ground level, on each mine, we have a sustainability manager who measures results against KPIs to ensure our policies are being implemented. KPIs include environmental data such as energy and water use; workforce data such as lost time injuries and community data such as complaints and comments from grievance posts.

Each line manager reports to the mine general manager, who in turn is answerable to the respective mine board (chaired by our CEO), and to our group sustainability executive, who in turn reports to the CEO and the board. Our sustainability executive and CEO also meet quarterly with the general managers from each mine to form our board’s environmental and social oversight committee. This committee is responsible for identifying and managing strategic sustainability risks and opportunities and its quarterly reports are tabled for review at the group board of directors meetings. The group executive committee reviews sustainability performance weekly. Our board has ultimate oversight of all sustainability issues and takes an active role in testing strategic direction, monitoring performance and ensuring our policies remain appropriate.

Openness and transparency are central parts of our management approach to sustainability. Our reporting on sustainability is completed in accordance with the GRI and undergoes external assurance. Last year our sustainability reporting was confirmed as a B+ GRI application level and this year our report has been assembled ‘in accordance - core’ with the new GRI G4 guidelines. This is indicative of our commitment to constantly evolving the transparency and effectiveness of our sustainability management systems.

Key policies and processes

All our projects are managed by a set of board-approved standards and policies. These set out the principles, frameworks and management system requirements for all aspects of sustainability. They include the use of the internationally recognized OHSAS 18001 standard for our health and safety management and ISO 14001 standard for environmental management. Both of which are independently audited.

Other key policy commitments that govern all our projects include our overarching Code of Conduct (including our expectations on bribery, whistleblowing and fraud), Human Rights Policy and Conflict Free Gold Policy and these are described in more detail in this report and are available on the company’s website at www.randgoldresources.com. We have zero tolerance for corruption and we do not offer, pay or accept bribes of any form.

Our sustainability-related policies form a central part of induction training for all employees and contravention leads to automatic disciplinary action, including the potential termination of employment. All staff, sub-contractors and service providers acting on our behalf are expected to adopt and follow these standards and policies. We also promote comparable standards in contractors and associate companies

Where appropriate we include achievement of sustainability targets as a component of bonus-based remuneration packages. For example, part of both our CEO’s and CFO’s annual bonus payments is dependent on achieving a Lost Time Injury Frequency Rate of below 0.6%.

Our value chain

Apart from a small percentage sold through the Malian company, Kankou Moussa SARL, all our gold is sold to Rand Refinery (Pty) Limited (“Rand Refinery”), which has an internationally-respected reputation for integrity and ethics. Rand Refinery is able to certify that its entire chain of custody is responsible and ‘conflict free’, and this certification is independently audited. It is also a member of the World Gold Council and the Responsible Jewellery Council. This gives us assurance that the onward distribution of our gold proceeds in a responsible way. We do not buy any minerals from artisanal miners.

Creating sustainable economic value

Our core activities make a significant contribution to the state revenues of host countries. We create value through host country taxation on profits, employee taxes, indirect taxes, taxes paid by suppliers, investments in infrastructure and dividends through our joint ownership structures. We supplement these core contributions with community-led projects in health, education and local economic development.

Working with Suppliers

We multiply the economic benefits of our projects by prioritizing procurement from host country suppliers. We always procure from local suppliers if the right level of expertise exists. Where a local contractor is not able to meet the quality standards we require, we try to facilitate skill training or mentoring support from leading international companies in order to build local capacity. For example, in 2013 we encouraged Shell to hold workshops with Mali-based hydrocarbon suppliers Ben&Co and Petro Yara on transportation safety. Locally based contractors offer more security of supply, better value over the long term and help us achieve our strategic goal to grow together with our host countries.

All suppliers must respect our sustainability policies, and mandatory clauses to uphold our human rights and anti-corruption policies are included in all supplier and contractor contracts. For example, all contractors at our Kibali mine are required to have an environmental, health and safety (EHS) officer in place, trained in our EHS policies and providing weekly updates on EHS performance or risk being removed from site. This helps improve the quality and standards of local businesses and builds their capacity to access opportunities with other multinational companies in the future.

Where appropriate we also help build thriving African supply chains. For example, in 2013 we connected local maize farmers in Orientale Province near Kibali with the World Food Program’s efforts to provide food relief in nearby South Sudan as well as with Nile Breweries in Uganda - facilitating deals for the ongoing provision of 300 tonnes a year of grain and construction of a permanent new grain storage facility.

Local Economy

Any successful modern economy needs excellent infrastructure. Roads, bridges, power lines and mobile phone networks help traders to do business, children to go to school, families to access healthcare and customers to shop. Such infrastructure is also essential for the viability of our projects; however such basic infrastructure is rarely present when we arrive in the remote parts of emerging Africa where our mines are based. We therefore partner with governments to help build the necessary infrastructure that makes our mines feasible and which catalyze regional development. For example, as part of the construction of Kibali we have invested over US$23.8 million in roads and power lines. Our work to refurbish the Nzoro 1 hydroelectricity station there has enabled around 900 homes to gain access to electricity for lighting and our investment in the Doko-Aru road has boosted the enormous growth of Kokiza market. We proactively seek to foster and grow this sense of an economic ‘buzz’. The areas around most of our mines now have banks, petrol stations, motorbike dealerships, boarding houses and shops and we support this economic activity through initiatives such as entrepreneur days, which encourage national companies to invest around the mine area. One of our commitments for 2014 will be to sponsor entrepreneur days in the area around the Tongon mine in Côte d’Ivoire.

Leaving an economic legacy

At the very start of operations we agree a closure plan for the mine area with a budget set aside to ensure sufficient financial resources to meet closure obligations. Throughout operations we then invest in non-mining based economic activity, training for alternative employment and continuous rehabilitation of land.

Our oldest operational mine is Morila and our newest is Kibali, and despite their contrasting life expectancies both were implementing closure planning work last year. Morila is close to the end of its life but still supports around 1,200 direct jobs (it employed around 2,000 during peak operations). The closure plan is using the mine’s infrastructure to grow four community-led agribusiness sectors (poultry farming, tilapia fish farms, mangos and honey), which after several years of pilot projects moved to commercial scale production last year. For example, units are now in place to farm 10,000 hens, 34 tonnes of tilapia and potentially 300 tonnes of mango for export per year. Between 2013 and 2017, these four sectors are expected to produce total revenue of more than US$6.0 million.

At Kibali we have also been actively implementing closure planning, even though the mine is not expected to cease production until 2030. For example, we are working on bringing in investors to establish a palm oil processing factory based on the mine concession which will produce cooking oil, soap and other products, using palm oil sourced from local plantations. The project will provide thousands of long term skilled jobs in the plant and in local agriculture if it receives final government approval as expected in 2014. One of our key considerations when working with the inward investor was their social and environmental credentials and as part of our due diligence processes, we looked at their sustainability policies and track record.

Working in conflict zones

All three host countries of our currently-operational mines have suffered some level of civil conflict over the last decade. Côte d’Ivoire has emerged from the ravages of a civil war in 2002-2003 and fighting over a disputed election in 2010-2011. In 2012, northern Mali suffered a terrorist insurgency that prompted French and Malian military forces to intervene, while the vast DRC is still slowly recovering from a war that lasted from 1994-2003. Part of the way we manage this conflict risk is to ensure we meet our obligations under national mining codes and the expectations of international rules and conventions. In the DRC for example, we have an active engagement with representatives from MONUSCO (the United Nations Organization Stabilization Mission in the DRC) to ensure clear protocols are in place should a conflict situation arise. In all our countries of operation we have legally binding mining conventions that guarantee fiscal stability, govern taxes applicable and allow for international arbitration in the event of force majeure or a dispute. In 2013, we reinforced these commitments by implementing a Conflict Free Gold Policy, to ensure that the gold we produce is delivered in a manner which does not fuel armed conflict, fund armed groups or contribute to human rights abuses associated with such conflicts. The key to our approach is the deep partnerships that we form with our host countries and communities. In troubled times we have found that the overriding considerations of common interests and shared values reassert themselves.

community development

Our policies and processes

Our policies reflect the high priority we give to community development. At the heart of our approach is frequent engagement and a commitment to lifting the quality of life and economic opportunities of our host communities.      At the early exploration stage of a project we oversee a wide-ranging communication program and establish a grievance mechanism to ensure all local communities understand our plans and have a chance to engage. Once a mine becomes operational we form community development committees (“CDCs”) that consist of local leaders and representatives from women and youth groups and which are responsible for ongoing communications and decisions on how to allocate a community investment budget. The budget is designed to reflect a mine’s production and projects are chosen by the community, although they must fall within our five broad categories for sustainable development: education, primary health, food security, potable water and local economic development. Long term sustainability is important to us, and if a school, health clinic or water system is built we work closely with the CDCs to ensure that it can be maintained after the mine has closed. Where possible we partner with local NGOs to harness their knowledge and expertise too.

Performance Assessment

Through community-led committees we have helped put in place vital health and educational infrastructure across all five of our mine sites. Since we started we have drilled 136 boreholes, built or equipped several health clinics, nurse and midwife facilities and funded the construction of 91 new classrooms. Around Loulo-Gounkoto more than 3,000 children are now in school compared to just 297 in 2005. In 2013, our community-led committees invested a total of US$1.61 million across all five mines. Spend by CDCs has more than tripled since 2011 and increased by 94% on our 2012 total, reflecting the start of community spending at Kibali and increased allocations at three out of four of the other mines. Of this total over US$422,000 (26%) was spent on education and approximately US$222,000 (14%) on local economic development projects. One of our aims next year will be to encourage a higher proportion to be spent on economic development projects. Our company has also established a charitable foundation, the Nos Vies en Partage Foundation, operating separately from the company and with broad aims to help tackle the social development challenges that affect poor communities in our host countries.

Annual CDC expenditure

US$	2013	2012	2011
Loulo	435,211	222,448	91,691
Gounkoto	406,198	115,347	n/a
Morila	147,872	190,748	189,925
Tongon	343,459	304,191	164,721
Kibali	284,826	n/a	n/a
Total	1,617,566	832,734	446,337

Using microfinance as a community development tool

One of the avenues we take to foster economic development is to encourage national microfinance institutions (MFIs) to expand to our mine areas. This catalyzes entrepreneurialism where there are no banks or access to other kinds of credit. We provide initial capital to an appropriately accredited local MFI on a long term, interest free loan and help them get established in the area through support such as office space. At Morila we work with CAMIDE, an MFI which has now sponsored around 15 projects, and at Tongon, as of last year, with PAMF-CI (Premiere Agence de Microfinance – Côte d’Ivoire). In late 2013 we provided seed funding of approximately US$100,000 to PAMF-CI and basic office infrastructure in the Tongon village. At Kibali in 2013 we initiated a unique pilot project with around US$10,000 of seed funding to try a new approach to microfinance lending.

Grievance mechanism

Our policies and processes

As with any long term relationship, addressing problems is vital to success. So managing a fair and accessible grievance mechanism is critical to our community relations approach. We provide places with paid attendees, some open daily, where community members can lodge, record and receive responses to a grievance if they feel they have been unfairly treated or discriminated against in a non-work related disagreement. We commit to providing an initial response to all grievances within one week. We consider our grievance mechanism to be an extremely valuable channel of communication with local communities. Alongside public meetings, radio broadcasts and our community development work, it is a chance for us to understand what is important, build relations and to stop issues becoming problems. The proportion of grievances that have been resolved and the issues raised are a matter discussed at the mine board level. Our respective mine boards hold the mine management to account for responding effectively and appropriately to all complaints.

Performance assessment

Grievance data for 2013 is displayed below. In total, 99% of grievances were successfully resolved across all sites in 2013, following a rate of 94% in 2012. This increase reflects a continued improvement in RAP management at Kibali and better compensation methods. The reason the number of grievances at Kibali was significantly higher than other mines is because the grievance mechanism is the primary route by which individuals affected by resettlement are provided recourse for compensation appeals. Aside from RAP-related claims the grievances covered a range of issues including complaints about dust, vehicle damage to property and water filters that needed replacing. All were resolved amicably. Some of the most serious incidents involved a land compensation issue in Côte d’Ivoire which necessitated a court hearing, and a protest in communities around Gounkoto about a unilateral increase in power cost by the power utility company. Although the latter was aimed at the utility company, the grievance mechanism facilitated access for the communities to the appropriate authorities.

	Grievances registered	Grievances resolved	Grievances registered	Grievances resolved
at December 31	2013	2013	2012	2011
Loulo	8	8 (100%)	5	2
Morila	2	2 (100%)	-	1
Tongon	22	22 (100%)	16	5
Gounkoto	1	1 (100%)	10	7
Kibali	1,142	1,130 (99%)	1,013	369
Total	1,175	1,163 (99%)	1,044	384

Human rights and security

Our policies and processes

Our group-wide human rights policy was adopted in 2012 and integrates a set of human rights best-practice requirements including zero tolerance for any exploitative, forced or compulsory labor, including child labor. The policy supplements our code of conduct, applies to all operations and is part of induction training for all staff and contractors. The policy also protects the rights of indigenous people. We aim to pro-actively promote international human rights standards and include a clause in all our supplier and contractor agreements that binds them to comply with our human rights and anti-corruption policies. We ensure that our mines do not provide benefits to any armed groups who have committed or been credibly accused of human rights abuses. As part of our implementation of this policy we have also created a separate category within our grievance mechanism so that any human rights related grievances can be anonymously reported and addressed.

We utilize private security services to protect our mines, while relying on governmental forces for security of tenure and law enforcement in the surrounding communities. We have four ways in which our human rights policy is implemented: due diligence procedures prior to recruitment (including a requirement to be accredited according to UN); contractual requirements; compulsory training for all security providers in the UN Voluntary Principles on Business and Human Rights and a formal disciplinary procedure should any personnel be subject to credible allegations of serious human rights abuse. Currently there is no specific group requirement for external human rights audits.

Performance assessment

The group’s mining operations have never been subject to any allegations of serious human rights abuses or breaches of humanitarian law, and this remained the case in 2013. Throughout the year there were no significant incidents resulting in injury to security personnel and all security personnel active in 2013 have received human rights training. We have signed agreements in place with all relevant states governing our interaction with security forces based on the UN Voluntary Principles on Security and Human Rights. In the DRC we continue to work closely with MONUSCO who provide practical help to ensure all security personnel and local police are trained in the voluntary principles.

There was one human rights related grievance registered in our grievance mechanism in 2013. This occurred at Kibali when security guards employed by one of our contractors based themselves in a house without paying any rent to the owner. When this was reported through the grievance procedure our security manager intervened and ensured the rent was paid. The security sub-contractors were subsequently changed.

RESETTLEMENT

Our policies and processes

The creation of a new mine can sometimes involve the need to move people from their homes to be resettled away from the mine’s Exclusion Zone. It can be one of the most sensitive challenges that a mining firm can face.

We are committed to minimizing involuntary resettlement, however if resettlement does need to take place our policy, consistent with national legislation and the IFC’s Performance Standards, is to ensure that the resettled person’s standard of living is improved, or at least restored. Lengthy and wide-reaching consultation is fundamental to our approach. Our engagement begins during the feasibility study of a project and includes a public participation process (PPP) which uses locally elected community committees as a way to discuss options and issues, alongside radio broadcasts, meetings with tribal and religious leaders and open forums attended by the CEO. The results of the PPP are incorporated in a Resettlement Action Plan (RAP) which is then also put forward for further community consultation. Our policies are designed to maintain community structures wherever possible and ensure that we compensate fairly in mitigation for any adverse effects on the community where they cannot be avoided.

Performance assessment

This year we completed the Kibali RAP which has been singled out by our CEO as one of the company’s greatest achievements and which contributed to Randgold receiving the DRC’s prestigious Prix d’excellence award for corporate responsibility in November 2013. The Kibali RAP process started in early 2010 and the last family was settled in October 2013. In total more than 21,000 people (4,216 households) have been successfully resettled to the new town of Kokiza. Over 2,600 households were resettled in 2013 which completed the resettlement and means we have no projected resettlement for 2014. Our aim for all resettled people has been to provide an improved socio-economic situation with better quality housing, improved access to water and electricity and the provision of title deeds. The long term handover of the management of the town to community led structures and committees is now underway and will be the main challenge for 2014. An independent audit of the resettlement was carried out in March 2013 which measured progress of the still-to-be completed activity against the commitments made in the RAP. It found full or partial compliance with over 85% of the criteria and we have worked to address the remaining areas of non-compliance since.

Artisanal and small-scale mining (ASM)

Our policies and processes

ASM provides a basic livelihood to millions of people across Africa, however it becomes illegal if the individuals concerned operate on concessions where a company has exclusive mineral rights. Illegal ASM on our sites is a significant issue for us because it can create tensions in local communities due to health, human rights or local crime factors. It can also cause environmental damage especially if the chemicals used get into water supplies. We have a ‘no conflict’ and ‘no invasions’ policy in regard to artisanal mining communities present on or adjacent to our sites. This means that we rely on partnerships with national, regional and local governments to enforce exclusion zones and discourage ASM activity. Wherever possible, we offer alternative livelihoods for ASM participants (also known as orpailleurs) including work on our mines or in new economic sectors such as agriculture. Where orpailleurs are not interested in alternative employment we seek to offer a designated site, approved by government, where they can work without causing harm to others and be gently introduced to the alternative livelihoods on offer. We do not buy any minerals from artisanal miners. However we regularly monitor the presence of ASM communities on or near our mine sites and have a policy of active dialogue and consultation with the orpailleurs. Ultimately, the existence of the ASM community is linked to poverty and it is only through sustained economic growth for the whole region that a viable long term solution can be found.

Performance assessment

ASM activity is present on two of our mine complexes: Kibali and Loulo-Gountoko. At Kibali around 2,000 artisanal miners have been successfully removed from the Exclusion Zone since the start of the project either by relocation or through offers of alternative employment. Our partners SOKIMO provided an alternative site for the orpailleurs with support to help the relocation. In 2013 the Exclusion Zone at Kibali remained largely free from ASM activity although there was a handful of entries into the zone following the formal end of the RAP construction phase.

At the Loulo-Gounkoto complex there is a sizeable presence of ASM that has unfortunately grown this year. The community is also dredging in the Faleme River, creating a risk of water pollution. One factor behind this growth was the inability of the Malian government to act for a large part of 2013 following the previous year’s political instability. A plan has now been formed with the Government’s Regional Director for the Environment, who visited the mine last year, which will attempt to reduce numbers through the creation of a cereal bank and with options for new alternative income generation. Despite the efforts to date, managing the ASM communities on both sites remains one of the most significant challenges for our local partnerships and us in 2014.

A safe, skilled and stable workforce

Our most important asset is our human capital. We do what it takes to ensure a safe and rewarding work environment and invest to develop workforce skills and leadership by local people. At the heart of our approach is a focus on recruiting host country nationals, giving us an effective and good value workforce, encourage succession planning and building positive links with local communities. Our workforce this year grew to over 15,000 employees, with over 3,600 new jobs created in 2013. Over 86% of this workforce were nationals from our host countries, and this rate is even higher in some of our more established mines. Over 98% of the Morila workforce and 92% of the Tongon workforce are nationals.

Recruiting host country nationals is central to our human resources policy. Our policy is to recruit first from local communities and if no one meets the skill set required we then approach nationals, followed by Africa-based employees and only then recruit globally. Contractors are also expected to prioritize the employment of nationals as part of our partnerships with them. This policy extends to senior management. For example there are only two non-nationals in the management teams across all three of our mines in Mali.

Although our number of national employees is extremely high, especially in comparison to other Africa-based mining firms, one of our aims for next year is to accelerate the replacement of internationals with appropriately trained local employees. Last year we set a baseline for measuring progress against this target – with a total of 45 internationals replaced – and we hope to increase this figure in 2014.

Total workforce, 2013

	Group		Loulo		Gounkoto		Morila		Tongon		Kibali
	Expatriates	Nationals	Expatriates	Nationals	Expatriates	Nationals	Expatriates	Nationals	Expatriates	Nationals	Expatriates	Nationals
Employees	191	2,788	82	865	6	157	10	387	39	494	54	462

Contractors	1,856	10,272	158	2,218	24	1057	11	760	56	1,168	1,561	5,324

Total	2,001	13,069	240	2,993	30	1,214	21	1,147	95	1,662	1,615	5,786
	(13.3%)	(86.7%)	(7.5%)	(92.5%)	(2.4%)	(97.6%)	(1.8%)	(98.2%)	(5.5%)	(94.5%)	(21.8%)	(78.2%)

Our labor costs total around 5% of our direct operating costs; around 15% including contractors. Given the pressures to save costs across the gold mining industry at large in 2013, this relatively low cost base has meant we have been able to protect our workforce numbers to a greater extent than many peers.

Safety our top priority

Our policies and processes

Safety is a top priority for us and we were not surprised that it was one of the issues that appeared as a high-priority among both internal and external stakeholders in our materiality assessment this year. The aim of our safety policy is to record zero lost time injuries and we have an annual target to reduce the Lost Time Injury Frequency Rate (LTIFR) by 10% each year. Our safety approach is built on the combination of rigorous safety systems working alongside individual responsibility. Our safety systems are based on the international OHSAS 180001 safety standard, which provides a useful framework for managing a wide range of areas from firefighting to formal risk assessments, hygiene standards and emergency air crashes. All our mines are now certified to OHSAS 180001 standard with the exception of Kibali which became operational in 2013 and will apply for its certification in 2015. We assess specific safety risks for each department, such as chemical hazards, and each has its own specialized training modules. Personal protective equipment and morning ‘toolbox’ safety briefings – where daily reminders and discussions about safety are raised – are other vital elements. Each site has an emergency response team, including a mine rescue team if there are underground operations.

Allied with these risk management systems is a fundamental philosophy that every individual should take responsibility for their own safety. All our employees are instilled with this mantra, starting at induction where safety training is a critical part of staff orientation for every employee and contractor. Every employee is asked to consider safety risks at the start of the day and we actively encourage a ‘right to refuse’ i.e. to challenge supervisors if they feel that the correct equipment or other safety measures are not in place before doing a job. There are also random audits with management approaching employees to check their risk awareness and understanding of the correct safety behavior.

If an accident occurs, our Safety, Health and Environment (SHE) department ensures the incident is analyzed and that corrective actions are taken. They also ensure that illiterate employees are fully briefed on the meanings of written procedures and signage in their home language, an important consideration in some of the underdeveloped areas in which we operate. We have a zero tolerance policy towards drug or alcohol abuse and unsafe behavior on site.

Performance assessment

Unfortunately there was one fatality over the year. The incident occurred at Kibali where the victim was involved in an incident with a tipping truck. A full investigation has been conducted and remedial actions around both immediate and underlying causes have been taken to ensure no repetition occurs. Actions have included new restrictions to stop people on foot walking in the vicinity of heavy mobile equipment, increased training for supervisors and improved lighting for night working.

In terms of eradicating Lost Time Injuries (LTIs), our focus on safety has started to achieve the desired step change in our performance. Last year was one of the best performing years for the group in terms of improving our LTIFR. The rate decreased from 1.5 per million hours worked in 2012 to 0.57 per million hours in 2013, a reduction of over 60%. Gounkoto demonstrated that our target of zero LTIs is possible by achieving zero LTIs for the entire year.

We have been attempting to increase the reporting of near misses as we consider these an ‘early warning system’ that allows us to prevent potential accidents. Therefore we were pleased that the number of near misses reported in 2013 increased from 20 to 128, although we are still not satisfied that a culture of reporting near misses is universally ingrained and hope to increase this number again in 2014 by providing all workers with a clearer definition of what counts as a near miss.

Safety is a continuous challenge and we will continue to work towards our target of zero LTIs in 2014.

2013 Safety performance

	2013	2012	2011
Total labor*	15,070	11,477	8,652
Person hours	35,246,261	25,327,309	19,806,975
Number of active mines	5	5	4
LTIs**	20	38	62
LTIFR***	0.57	1.5	3.13
Fatalities	1	1	3
Near misses	128	20	14

	Individual mine level
	Loulo	Gounkoto	Morila	Tongon	Kibali
Person hours	6,103,322	2,408,290	2,035,248	4,480,840	20,218,561
LTIs**	5	-	1	2	12
LTIFR***	0.82	-	0.49	0.45	0.59
Fatalities	-	-	-	-	1
Near misses	9	1	5	22	-
*	Including persons employed by our contractors.
**	Defined as injuries that occur in the execution of duties that mean the person is unable to perform those duties for at least one day.
***	Number of LTIs per million man hours worked.

Training and retaining talent

We take a long term approach to skills development. During the very early recruitment for a mine we use psychometric testing to identify local people with the aptitude for skilled positions and we then invest time and resource into their development. The backbone of our training system is extensive informal training in the form of shadow skills training, mentoring, apprenticeships and on the job experience. All recruits receive informal training until a line manager deems them proficient to take real responsibility for upholding the standards in their particular role. For the rising stars of the company we provide formal training including both on-site and off-site courses at academic institutions in our host countries and at leading international universities. This formal training helps our employees to gain the full range of skills needed to run a world-class gold mining company. Throughout their careers employees are also offered incentives, including a share scheme, to reward them for long term commitment.

Industrial relations

Our policy and processes

We see our employees as major stakeholders in our business, and this belief is the foundation of our industrial relations policies. We see transparent communications as vital to good relations with our workforce. We invite representatives from any active trade union to attend the quarterly meetings of each mine board, where they can present issues for discussion. We do not have restrictions or prescriptions on union representation at our mines and talk to anyone who speaks for the workers. Unions also sit in on our strategic planning sessions and their agreement on output targets is an integral part of strategic planning.

To deepen our engagement, all the company’s operations also have monthly meetings between management and labor and CEO Mark Bristow meets each mine’s workforce twice a year in a large open forum. At each mine, a Mine Level Agreement (MLA) is agreed between the unions and management and reviewed every three years. These frameworks complement national labor laws and set out mutually agreed rules for each mine on detailed items such as salary increments or the parameters of acceptable behavior in a strike situation. The signing of MLAs means that we do not enter into annual wage negotiations.

Performance assessment

Our industrial relations were generally steady and stable throughout 2013. All our countries of operation have the right to freedom of association enshrined in law, so all employees are able to join a union. We have introduced long-term incentives to senior employees which effectively removes them from the employee side of negotiated conditions and into management. This means that we quantify around 85% of our workforce to be part of the unionized membership that benefit from negotiated conditions.

Kibali was a key focus of our attention in 2013 with the cornerstone of our policy being the successful signing of an MLA towards the end of the year. The Kibali MLA is a five year agreement with the potential for review after three years. There was also a large reduction in employee numbers on the Kibali site in 2013 as the mine moved from construction to operational phase. At its peak there were around 13,000 employees on the Kibali site and over the course of the year around 5,500 workers from around 37 contractors have successfully completed work and peacefully left site. Kibali was also the only site that suffered any industrial relations disputes in 2013. These all related to the employees of sub-contractors rather than us directly, and all hinged on the administration or understanding of salary payments. There were three incidents in total. The first in February resulted in two lost days for the contractors. The second was in November when sub-contractor Shaft Sinkers had a one day stay away. Finally, in December the sub-contractor responsible for open pit mining had a three day illegal stay away, which led to six employees being dismissed.

Standard entry wages cost to company in all countries of operation	National minimum wage (laborer/month)	Randgold standard entry wage CTC (laborer/month)

DRC	US$90	US$316
Mali	US$100	US$226
Côte d’Ivoire	US$168	US$248

Gender Diversity

We are an equal opportunity employer and as with our drive to develop local national managers, we also want to make progress in promoting women into operational and management roles. Ideally we would like to encourage more locally based women into the mining industry but this is a very challenging area due to a combination of cultural factors. Firstly because women tend to have relatively low labor force participation rates in the generally patriarchal societies of West and Central Africa, and secondly because of the image of mining as a traditionally male dominated industry. In 2013 we actively encouraged women to apply for roles on our mines and offered work experience for young women who aspire to work in the industry. We are encouraged that in 2013 we saw a handful of local female operational workers begin employment at Kibali. In the longer term we are active in supporting community women’s associations and in encouraging high education rates among female students to try and contribute to more gender equity in the future. In total, around 8% of our permanent workforce is female and we have a number of women in key executive and senior managerial positions. This includes Mrs. J. Mabunda Lioko who is a non-executive director on our board.

Health

Our policies and processes

We establish health clinics and provide medical equipment at every mine site and in some surrounding villages providing free medical consultations and first aid to employees, their dependents and community members. Occupational and community health are equally important to our strategic objectives.

Our occupational health processes are certified against the OHSAS 18001 health and safety standards and focus on avoiding the health hazards common to a gold mine including cyanide, arsenic, dust and noise. We provide all required personal protective equipment and conduct regular testing for health hazards, for example regular biological monitoring for lead and arsenic. All employees must pass minimum standards of fitness and there is regular first aid training and preparation to deal with traumatic, toxic and cardiovascular emergencies. Ergonomic and luminous intensity surveys are also conducted in all offices and operational areas.

Beyond the fences of our mines our health priorities are set by an independent baseline study at feasibility stage. This identifies the most important local health issues and we then work with relevant authorities to put accessible health provision in place. Our aim is to provide initial funding for clinics and nurses where it is needed, which can then be on-managed by the relevant local authority. We also deliver inoculations against polio, tetanus and yellow fever and work regularly with partners such as NGOs or the World Health Organization.

We have an annual target to reduce malaria incidence across the group by 25% and an extensive stand-alone program to combat the disease. This includes extensive insecticide and larvae eradication programs (following an annual entomological survey at each site), wide distribution of impregnated mosquito nets, and support for malaria education programs. Similarly we have a stand-alone program to combat the spread of HIV/AIDS. We provide free Voluntary Counseling and Testing (VCT), distribute condoms and support educational programs. If someone is HIV positive they are referred to government clinics where they get free treatment.

Performance assessment

To ensure the longevity of health services after our mines have closed we were pleased that in 2013 the health clinic in the Tongon village was passed on to Government management, while final preparations were also made for clinics at Kibali and Loulo to be transferred with equipment in 2014.

In 2013 we were able to renew our partnership with UNAID in Mali, which had been disrupted by the political turmoil in 2012, and worked with charity CURE to deliver medical equipment and supplies from the United States to four clinics around Kibali.

One of the most significant social outcomes of our health work communities is a reduction in infection rates for debilitating illnesses such as bilharzia, intestinal infections and tropical diseases. For example the Kibali community health clinic registered a sharp drop in the infection rates of bilharzia in 2013, related to substantially less reliance on contaminated surface water. One of our aims for 2014 will be to better evaluate the real social outcomes of our health work.

Malaria

This year we achieved a significant decrease of over 18% in malaria prevalence across the group from 64% in 2012, to 52% in 2013. A contribution to this progress was the distribution of over 8,450 impregnated mosquito nets and action taken at Loulo to replace the Deltamethrin insecticide, which mosquitoes had been found to be resistant to, with two new chemicals, sprayed intermittently. Our malaria program has helped reduce malaria incidence by at least 25% at all our sites compared to the baselines set before our mines became operational. The 18% reduction was welcome but did not meet our ambitious target of a 25% year-on-year reduction.

One of the very real challenges in eastern DRC is the endemic nature of malaria, exacerbated by the long wet season (around nine months). An analysis of our spraying program around Kibali this year showed that because many of the houses where spraying takes place are made from mud, wood or grass structures, the insecticide is effective for a much shorter period of time than expected. Next year the spray program will be adjusted to take account of this.

We have a compelling business case for taking action on malaria. If we focus just on employee absenteeism in 2013 (i.e., those days where employees were unable to even attend work) – 26% (3,324 out of 12,484 days) was due to malaria. For us, the average cost of losing a senior level operator for a day is US$30/day. That suggests that the total cost to us of employee absenteeism due to malaria, even with the high levels of intervention that we employ, is almost US$100,000. This number is probably just the tip of the iceberg for us as a business, as it also doesn’t account for the time when the employee is working below his or her peak. Given the cost to our business, to say nothing of the human consequences (for the employees and their families) of malaria, we see our antimalaria program, which cost a total of US$572,424 last year – or US$37 per employee – as a highly cost effective investment in the health and wellbeing of our employees.

Employee malaria incidence rate %

	Baseline	2013	2012	2011
Morila	192.0 (2000)	23.45	31.31	20.89
Loulo	51.07 (2005)	33.96	57.89	37.80
Gounkoto	74.02 (2011)	55.23	77.48	74.02
Kibali	113.14 (2011)	61.05	70.27	113.14
Tongon	132.7 (2010)	61.13	65.05	88.90
Group		52.69	64.04	69.24

Fighting the spread of HIV/AIDS

This year a total of 2,908 employees and sub-contractors were tested for HIV on a voluntary basis at our mine clinics. This was an encouraging increase of over a quarter (27%) from the 2,298 tests carried out in 2012. VCTs are important because awareness helps to arrest the spread of the disease and because treatments are generally more effective if they are administered early. There has been a 1% reduction in employee HIV prevalence rates across the group. It is also encouraging that even though the workforce has grown, the number of positive cases of HIV dropped from 101 to 95 cases. The total cost of our HIV/AIDS program was US$87,818 in 2013, the equivalent of around US$6/employee/year. We distributed over 325,000 condoms in 2013 and continued to support peer education in local villages with important constituents in the community such as sex workers and young men.

HIV prevalence among our employees is now lower than the national average at three out of five of our mines, though it remains exceptionally high at Kibali. In part this is due to a much higher HIV prevalence rate in the Province Orientale region (9.5%), where the mine is based, compared to the national rate (3.5%). One of our priorities next year will be to channel efforts and additional resources into fighting the disease at Kibali.

	Baseline	2013	2012		2011
Morila	0.6 (2000)	1.85	1.44		1.54
Loulo	0.7-1.27(2005)	1	1		-
Gounkoto	0.7 (2009)	1	1		-
Tongon	3.2 (2009	2.7	15	*	-
Kibali	17.7-37.6 (2008)	12.76	11.50		16.76
Group		3	4		6

*	The relatively high HIV prevalence rate at Tongon in 2012 is due to an unrepresentative sample that was taken among patients that the doctor judged to already have a high possibility of infection.

Managing environmental impacts

Overview

The overall aim of our environmental management activities is to effectively manage our environmental risks by minimizing negative impacts and maximizing the long term benefits to our stakeholders. Our materiality assessment this year highlighted water pollution and cyanide management as two of the top five highest priority material sustainability issues for us. We also see energy use, rehabilitation of disturbed land and waste and dust management as priority risks to be managed.

We have Environmental Management Systems (EMS) in place at each mine that set performance standards for managing our environmental risks and impacts. The EMS at each site focus on the five priority issues identified above, together with those issues identified in the environmental impact studies for each site, the requirements of relevant national legislation (in particular, general environmental legislation and mining-specific legislation) and the IFC Performance Standards.

All our fully operational sites are certified to the internationally recognized ISO 14001 environmental management standard, and we expect the Kibali mine to be certified to ISO 14001 in 2015. In addition to the legal compliance audits we undertook as part of the ISO 14001 standard, we also conducted independent audits to check our compliance with the IFC Performance Standards. We had no significant environmental fines or non-monetary sanctions in 2013. We actively monitor our environmental performance. This enables us to continuously identify opportunities for improvement and to act decisively in the event of an environmental incident. We also see the involvement of local contractors and the local community as core to our environmental management approach.

Our ongoing processes to monitor and measure our environmental impacts means we can intervene quickly to stop a negative trend becoming an ingrained problem.

Water Management

Our policies and processes

Water is an essential part of the gold mining process. It is used for power generation, dust suppression, processing, cooling, drinking and more. We also produce large volumes of wastewater that we need to manage.

Water security is therefore a key issue for our business. In areas of potential water scarcity such as West Africa, it is critically important that we work closely with local communities and industry to ensure the requirements of all water users are met, and to minimize the potential for conflict over water resources. This is particularly important given the likelihood of changing weather patterns due to climate change. In contrast, in the DRC, the long wet seasons mean there is an abundance of water and our policy includes steps to prevent flooding and accidental releases of process water.

At each mine, our water use is set by permit arrangements with local authorities. Within the requirements of these permits, our policy is to use water as efficiently as possible. At each mine we create a closed loop system that recycles as much water as possible without discharging it to the environment. We have a corporate target to recycle 85% of grey water by 2015. High levels of water recycling save costs and reduce the potential for uncontrolled discharge with the associated water contamination.

The slurry from our mining process ends up in our TSFs and we take extra care to ensure there is minimal seepage from these facilities, using multiple lines of defense in case of extreme weather. We use an experienced specialist company, Fraser Alexander, to manage these facilities. An independent auditor regularly checks both the work of the specialist company and our management of them.

To ensure that we are meeting our regulatory and our own policy commitments, we regularly monitor surface and groundwater for the risk of water pollution and test drinking water on a monthly basis. Consistent with international standards and local legislation, we test for over 30 chemical elements including various heavy metals, cyanide and arsenic. In the DRC a government agency conducts an independent audit of our monitoring processes every two years.

Performance assessment

We have significantly increased our water recycling levels at all mines this year and recycled 91% of process water across the group, reaching our corporate target to recycle at least 85% for the first time. This success has been the result of ongoing efforts to keep water recycling ‘front of mind’ with all staff and visitors at each mine. Additional solutions such as new pumps and improved pipelines have also contributed to increased recycling levels at some mine sites.

In total our operations consumed 11,850 ML of water, a slight increase on last year mitigated by the higher level of recycling. The 9% of water which was not recycled was returned back into local water sources, and our regular testing of water quality showed no incidences of non-conformity with national or IFC standards. Our water use stayed within the boundaries of our license conditions throughout the year and none of our operations has been identified as being immediately under threat from water shortages. The quarterly audits of our TSFs showed no major anomalies in the management and construction of our TSFs in 2013.

MinimiZing energy use and emissions

Our policies and processes

Energy security - including power supply and power costs - is critical to both our current and future projects. We are determined to improve energy security by being as efficient as possible in our energy use and by exploiting a diverse mix of potential renewable energy sources. This strategy reduces our costs, improves our security of supply and helps future proof our business for the potential impacts of climate change.

We have set a challenging target to reduce our greenhouse gas emission intensity (that is the amount of greenhouse gas per production unit) by 47% by 2015, compared to 2009 levels. This would mean achieving an emission intensity of 23.45 tonnes CO2-e/tonne ore milled in 2015.

Performance assessment

Despite significant efforts to reduce energy use at some sites in 2013, our overall energy efficiency decreased this year from 36.7kWh/tonne ore milled to 46.32kWh/tonne ore milled, contributing to an increased carbon footprint of 646,000 tonnes CO2-e . This leaves us with much work to do to meet our 2015 emission intensity target. One of the reasons for these results was that energy use at Loulo was much higher than anticipated due to the demands of the underground mining process, and because a blown transformer on the Ivorian grid in December 2013 caused a spike in energy use at Tongon.

While our emissions have not reduced by as much as we would like, this should not obscure the very significant efforts we have made to improve our energy efficiency. We now have energy saving plans in place at all mines, led by our engineering teams. We have taken a variety of actions to improve our energy efficiency including technical measures (e.g., improving our milling efficiency rates, using new energy efficiency technologies), improving our operational practices (e.g., restricting the use of sump pumps) and engaging with our employees (e.g., through energy efficiency awareness-raising programs such as our ’switching off switches’ campaign). At the Loulo-Gounkoto complex alone these efforts have the potential to save almost 300,000kWh/month, an equivalent saving of around US$200,000/month.

We made good progress in 2013 in connecting Tongon to the national grid, following problems in 2012. The amount of grid energy supplied to the mine rose by around 75% between October 2012 and 2013, reducing our power costs by well over 50%.

In 2014, one of our areas of focus will be to improve management of peak loads. A great deal of energy is used in the start-up and operation of all our diesel-powered generators, which are required when activity on the mine is at full capacity (peak load). However the energy generated cannot always be stored and is sometimes wasted as activity declines. Therefore being smarter about how we manage changes in electricity use at peak times, for example through better forecasting, should improve our energy efficiency.

Our energy costs, and emissions targets will also be massively boosted next year by the provision of power to Kibali from the new 20MW Nzoro 2 hydropower station, due to come online in April 2014. We have also begun an analysis of the potential use of solar power at all sites, which will report and be acted on in 2014.

Cyanide and WASTE management

Cyanide Management

Cyanide is used to efficiently and cost-effectively extract gold from its host ore. This process can be toxic and can result in environmental and human health problems if it is not very carefully managed. The responsible use and management of cyanide is therefore crucial to our social licence to operate. In 2013 we launched a full review of the use of cyanide across all our operations. The aims of the analysis were to ensure that our cyanide management practices continued to meet both the specific requirements for each country and international best practices, and to highlight any areas where these standards were not met. Our analysis found that we fully conformed to both relevant national standards and international best practices at all of our sites. However, we also concluded that we needed to formalize our approach, improve our transparency and be able to provide tangible evidence of our commitment to high standards and our performance. We therefore created an updated cyanide management code which defines the key principles and practices in our use and disposal of cyanide. Our code covers all parts of the cyanide life cycle within our operations from production to transportation, storage and usage.

In total the group used 5,760 tonnes of cyanide in 2013. There were no reportable incidents relating to cyanide during the year. Handling, and storage of cyanide have all been carefully maintained within our plants in 2013 and there have been no discharges above guidelines. The only potential issue that emerged this year was a reading of slightly above the 50 parts per million (ppm) level recommended by the IFC at the point of tailings deposition at Loulo and Tongon during the second quarter. To tackle this we have plans to increase oxygen supply into the relevant Carbon in Leach (CIL) process. This intervention will result in cyanide levels reducing to below 50ppm.

Waste Management

We have a waste management plan for each mine. Our major waste, by volume, is the waste rock and tailings from our operations. The dumping of this overburden and waste rock is carefully controlled by our geotechnical engineers with slopes shaped to the correct angles for stability, consistent with IFC Performance Standards. Where necessary these dumps are covered with topsoil and then planted with indigenous grasses and trees. This has the benefit of erosion control and mitigates dust pollution.

Our waste management plans also cover the variety of other wastes (organic, inorganic and hazardous wastes) that we produce, describing how these are to be handled, stored, separated, recycled, reused or disposed of. We pay particular attention to hazardous wastes (e.g. battery waste, chemical and solvent waste, fluorescent lighting waste, and hydrocarbon waste) and ensure that these are disposed of in accordance with all relevant national standards. For example, at all sites hydrocarbon waste collection, primarily used oil, is outsourced to reputable service providers who remove the material from the sites.

Where possible we involve local community members in waste management practices in order to transfer skills and technology with legacy planning in mind. This includes use of a community-based enterprise at some mines which sorts metal waste and extracts value from it. Last year we also created waste management committees in some of the villages around Loulo, engaged with school groups around Morila and worked with NGO Swiss Contact to build local waste management skills. A focus for 2014 will be working with communities around Kibali to raise their awareness of the benefits of recycling and waste management.

In total, we had 71.7Mt of overburden and 13Mt of tailings in 2013. No waste, deemed hazardous under the Basel Convention, is transported, exported, imported or treated by Randgold.

Land rehabilitation and biodiversity

Our policies and processes

The act of open pit or underground mining and its associated infrastructure inevitably impacts on the flora and fauna that share the land. We acknowledge the reality of this and are committed to minimizing our negative impacts and to rehabilitating our sites to the highest levels possible. We have a policy of constant rehabilitation while the mine is operational, which includes the propagation of indigenous plant nurseries at each mine site. We have a Biodiversity Action Plan (BAP) in place at all mines. These delineate habitats and land uses across the sites and detail the actions required to protect or restore habitats. We also have mine closure plans and aim to fully rehabilitate our sites with indigenous vegetation once the mine closes. If land cannot be rehabilitated then we seek to offset our impacts.

We monitor our progress by conducting baseline surveys of the land at the feasibility stage and then by taking an annual satellite image of the mine so we can monitor changes in vegetation and replace them as soon as is possible.

Performance assessment

We have delivered on our commitment to put detailed BAPs and associated action plans in place at all sites operational since 2012 and these now form the basis of a set of measures being implemented by our environmental management teams. We will measure success against each BAP through follow up surveys every three to five years. In 2013 we planted almost 9,000 indigenous trees and opened a 23.5 hectare ecological center at Kibali. The center is now collecting and planting samples of all flora and fauna found in the mine exclusion zone. At our Morila mine where honey production will be one of the post-closure sources of employment, rehabilitation teams identified trees that flower several times a year and so will make more pollen available for honey production. If land on our mines cannot be rehabilitated we aim to offset the damage by creating or supporting a conservation area elsewhere. To honor this commitment in the DRC we held detailed discussions throughout last year with the management of the Garamba National Park to agree an appropriate biodiversity offset project there. These discussions are at an advanced stage. We expect that in 2014 we will be able to begin sponsoring projects that support the protection of endangered species in the park.

As shown in the table below, a relatively small amount of land was rehabilitated in 2013, as with the exception of Morila all our mines are at a relatively early stage in life and therefore at a disturbance rather than a rehabilitation phase. The amount of rehabilitation at Morila in 2013 was relatively low because the mine’s infrastructure is being used to launch agribusiness enterprises.

Total land rehabilitated and disturbed

	Total hectares rehabilitated			Total hectares disturbed
	2013	2012	2011	2013	2012	2011
Morila	4	130	51	-	883	1,013
Loulo	1.2	6.4	7	3.8	1,274	1,280
Tongon	0.6	-	6	-	2,451	2,451
Gounkoto	-	17	-	11.5	460	446
Kibali	-	-	-	386.9	723	434
Total	5.8	153.4	64	402.2	5,791	5,624

Dust Management

Our policies and processes

Dust is generated from many parts of our mines including the movement of large vehicles on dust roads, waste rock dumps and crushers. Levels of dust can also be exacerbated in the dry season causing discomfort for people and livestock. We therefore have an active policy of measuring and managing the amount of dust pollution on our sites. At each mine we have built an extensive network of monitoring stations and control points that include dust buckets located across the mining right areas and in local villages. Particulate emissions are monitored, recorded and reported to the relevant authorities. At each site efforts to manage dust include rehabilitation of waste rock dumps and disturbed areas and spraying roads and crushers with water, molasses or other dust suppressants.

Performance assessment

We complied with all local air quality standards in 2013. In total around ten separate products were used for dust suppression over 2013 including molasses, duststop, and calcium or magnesium chloride. At Morila we experimented with a dust control measure using grass packing and a wind break system, composed of straw hedges installed on the TSF. To restrict dust on untarmaced roads we introduced speed limits in some areas and encouraged drivers to slow down.

Responding to environmental incidents

A key performance indicator for our environmental performance is the number of environmental incidents that occur. These range from Class 1 (most serious) to Class 3 (minor) and are displayed in the table below.

For the fourth consecutive year we had no Class 1 environmental incidents. However, we did experience a slight increase in Class 2 and 3 incidents. In part, this increase can be attributed to the move from construction to operations at Kibali. The high number of hydrocarbon spills in Mali also contributed to this increase which, as discussed earlier, was addressed through an audit process and additional training. It should be noted that we regard Class 3 incidents as an early warning mechanism which when attended to, can prevent more serious incidents from happening. Therefore, we do not see the slight increase in this number as necessarily reflective of a negative trend in performance.

Environmental Incidents	Class 1*			Class 2**			Class 3***
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Loulo	-	-	-	8	5	8	61	63	99
Gounkoto	-	-	-	-	2	-	22	18	-
Morila	-	-	-	-	-	-	2	2	2
Tongon	-	-	-	4	2	-	18	29	27
Kibali	-	-	-	5	1	-	24	15	-
Total	-	-	-	17	10	8	128	127	128

*	Major incident resulting in death or injury or destruction of community property or husbandry.
**	Medium incident involving material disruption to production or uncontrolled release of contaminated effluent outside the boundary fence of the operation.
***	Minor incident involving controlled or uncontrolled release of effluent or pollutants within the boundary of the operation.

Identifying our most material sustainability issues

The successful delivery of our business strategy depends on our ability to identify and respond to the most material sustainability risks and opportunities that impact our business. This is especially important given vast and wide-ranging sustainability challenges in our host countries. As part of developing our approach to sustainability, we have undertaken a thorough review of what our most material sustainability issues are by engaging with both our internal and external stakeholders on this question. In keeping with the principles of the Global Reporting Initiative, we define our most material issues with reference to our internal assessment of importance, and to the views of our external stakeholders about the issues that affect their decisions about us. This helps us form a better view of our external stakeholders’ opinions about what is important to them, which helps us with our planning. It also helps us fulfill our commitment to produce this report in accordance with the Global Reporting Initiative’s latest guidelines for sustainability reporting, known as G4.

The materiality analysis produced a list of priority issues that reflect our most significant impacts, according to both internal and external stakeholders.

Our materiality analysis (which has also been used to define our specific standards disclosures as part of the GRI G4 reporting framework) identified 19 material issues for management and reporting. These are five of high impact and 14 of medium impact. We do not deem issues that fell outside of this list to be unimportant.

High impact

The five issues that appeared in both internal and external stakeholders’ top 10 most important issues and are therefore deemed to be the most ‘high impact’ material issues were:

▪	safety;
▪	community engagement;
▪	water pollution;
▪	cyanide management; and
▪	local and national employment.

Medium impact

Below are the 14 medium-impact issues that were in the top third (13)* of either internal or external stakeholders’ lists:

▪	energy use and efficiency;
▪	bribery and corruption;
▪	revenue transparency;

▪	local procurement and partner development;
▪	staff training and skills transfer;
▪	legal compliance;
▪	resettlement and compensation (R&C);
▪	environmental incidents;
▪	community development and investment;
▪	local economic development;
▪	waste management;
▪	HIV/AIDS;
▪	malaria; and
▪	occupational health.
*	This excludes the issue of ‘indigenous populations’ which has been excluded due to a lack of clarity over how this was defined resulting in it being misunderstood by external stakeholders. Something that will be corrected next year.

MARKETING

We derive the majority of our income from the sale of gold produced by Morila, Loulo, Gounkoto, Tongon and Kibali in the form of doré, which we sell under agreement to a refinery. Under these agreements, we receive the ruling gold price on the day after dispatch, less refining and freight costs, for the gold content of the doré gold. We have only one customer with whom we have an agreement to sell all of our gold production. The “customer” is chosen periodically on a tender basis from a selected pool of accredited refineries and international banks to ensure competitive refining and freight costs. Unlike other precious metal producers, gold mines do not compete to sell their product given that the price is not controlled by the producers.

PROPERTY

Our active mining areas comprise of the Morila mining permit of 200km2, the Loulo mining permit of 263km2, the Gounkoto mining permit of 100km2, the Tongon mine located within the 751km2 Nielle exploitation permit and the Kibali mine located within the 10 mining permits which make up the Kibali mine and cover 1,836km2. Our exploration permits are described under the subheading “Mineral Rights and Permits” in this report.

We also lease offices in Abidjan, Côte d’Ivoire; Bamako, Mali; Dakar, Senegal; Entebbe, Uganda; St. Helier, Jersey; Johannesburg, South Africa; Kinshasa, DRC; and London, United Kingdom.

LEGAL PROCEEDINGS

As at December 31, 2013, the group had received claims for various taxes from the State of Mali totaling $123.1 million, in respect of the Loulo, Gounkoto and Morila mines together with Kankou Moussa SARL, its Malian gold sales operation. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for such disputes in Mali. Somilo, Société des Mines de Gounkoto SA and Société des Mines de Morila SA have legally binding Establishment Conventions which guarantee fiscal stability, govern the taxes applicable for the companies and allow for international arbitration in the event that a dispute cannot be resolved in the country. On November 25, 2013, Somilo instigated arbitration proceedings against the State of Mali pursuant to the terms of Somilo’s Establishment Convention at the International Center for Settlement of Investment Disputes in respect of US$60.9 million. Management continues to engage with the Malian authorities at the highest level to resolve this issue and the other unresolved tax claims. However, it may be necessary to instigate additional arbitration proceedings to resolve these disputes.

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

We are progressing with the implementation of occupational health and safety assessment series OHSAS 18001 at all of our operations as part of our health and safety strategy to continuously improve safety in our operations. All our mines are now certified to OHSAS 18001 standard with the exception of Kibali which became operational in 2013 and will apply for its certification in 2015.

See “Social Responsibility and Environmental Sustainability.”

C. ORGANIZATIONAL STRUCTURE

The following table identifies our subsidiaries and joint ventures and our percentage ownership in each subsidiary or joint venture:

Countries of Incorporation Name of Company	% effective ownership
Jersey
Randgold Resources Limited	—
Randgold Resources (Burkina) Limited	100
Randgold Resources (Côte d’Ivoire) Limited	100
Randgold Resources (Kibali) Limited	100
Randgold Resources (DRC) Limited	100
Randgold Resources (Secretaries) Limited	100
Randgold Resources (Mali) Limited	100
Randgold Resources (Senegal) Limited	100
Randgold Resources (Somilo) Limited	100
Randgold Resources T1 Limited	100
Randgold Resources T2 Limited	100
Randgold Resources (Gounkoto) Limited	100
Mining Investments (Jersey) Limited	100
Isiro (Jersey) Limited	51
Morila Limited	50
Moto (Jersey) 1 Limited	50
Moto (Jersey) 2 Limited	50
RAL 1 Limited	50.1
Kibali (Jersey) Limited	50
Kibali 2 (Jersey) Limited	50
Kibali Services Limited	50
KAS 1 Limited	25.05
Australia
Moto Goldmines Australia (Pty) Limited	50
Border Energy (Pty) Ltd	50
Westmount Resources NL	50
Border Resources NL	50

Countries of Incorporation Name of Company	% effective ownership
Burkina Faso
Randgold Resources Burkina Faso SARL	100
Canada
Moto Goldmines Limited	50
0858065 BC Limited	50
Côte d’Ivoire
Randgold Resources (Côte d’Ivoire) SARL	100
Société des Mines de Tongon SA	89
Democratic Republic of Congo
Kibali Goldmines SPRL	45
Amani Gold SPRL	50
Blue Rose SPRL	50
Gorumbwa Mining SPRL	50
Rambi Mining SPRL	50
Randgold Resources Congo SPRL	100
Tangold SPRL	50
KGL Isiro SARL	51
Kibali Gold SPRL	50
Mali
Randgold Resources Mali SARL	100
Société des Mines de Morila SA	40
Société des Mines de Loulo SA	80
Kankou Moussa SARL	75
Société des Mines de Gounkoto SA	80
South Africa
Seven Bridges Trading 14 (PTY) Limited	100
Tanzania
Randgold Resources Tanzania (T) Limited	100
The Netherlands
Kibali Cooperatief UA	50
Uganda
Border Energy East Africa (Pty) Limited	50
United Kingdom
Randgold Resources (UK) Limited	100

D. PROPERTY, PLANT AND EQUIPMENT

For a discussion of our principal properties, including mining rights and permits, see “PART I. Item 4. Information on the Company – A. History and Development of the Company” and “PART I. Item 4. Information on the Company – B. Business Overview”. We have all material legal rights necessary to entitle us to exploit such deposits over the remaining life of mines which are estimated in respect of the Morila mine in Mali to 2017, Loulo in Mali to 2028, Tongon in Côte d’Ivoire to 2020, Gounkoto in Mali to 2025 and Kibali in DRC to 2031.

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

General

We earn substantially all of our revenues in US dollars and a large proportion of our costs are denominated or based in US dollars. We also have South African Rand, Euro, Communauté Financière Africaine franc, Congolese franc and Pound Sterling denominated costs, which are primarily wages and material purchases. A large portion of our capital commitments for 2014 are denominated in South African Rand and Euros and relate to the Loulo and Kibali mines.

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

Impact of Favorable Tax Treaties

We are subject to corporate tax at a rate of zero percent in Jersey. Société des Mines de Loulo SA benefited from a five year tax holiday until November 7, 2010. Société des Mines de Tongon SA also benefits from a five year tax holiday in Côte d’Ivoire which commenced on December 1, 2010. The Gounkoto convention was signed in March 2012. In terms of this convention Gounkoto benefitted from an initial corporate tax exoneration of two years which expired in June 2013, with an opportunity to extend this to five years in the event of further investment such as an underground mine as discussed under “PART I. Item 3. Key Information – D. Risk Factors – Risks Relating to Our Operations”. The benefit of the tax holidays to the group was to increase its net profit by $31.3 million, $110.5 million and $116.9 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Under Malian tax law, income tax is based on the greater of 30% of taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue.

The Loulo, Tongon and Gounkoto operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2013, 2012 and 2011 respectively, for deduction against future mining income. The group’s share as profits from equity accounted joint ventures is stated net of US$7.4 million (2012: US$20.5 million; 2011: US$25.3 million) of current and deferred tax charges primarily in respect of Morila and Kibali.

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

Our Realized Gold Price

The following table sets out the average, high and low afternoon London Bullion Market fixing price of gold and our average US dollar realized gold price during the years ended December 31, 2013, 2012 and 2011.

	Year Ended December 31,

	2013		2012		2011

Average	1,411		1,669		1,572
High	1,694		1,792		1,895
Low	1,192		1,540		1,319
Average realized gold price	1,376	(1)	1,652	(1)	1,574	(1)

(1)	Our average realized gold price differs from the average gold price as a result of the timing of our gold deliveries for each year.

Costs and Expenses

Our operations currently comprise five operations. Mining operations at Loulo, Gounkoto, Tongon, Kibali* and, Morila*. are being conducted by contractors and managed by the company. Morila is currently processing stockpiles only as mining ceased in April 2009. Milling operations are undertaken by the group’s own employees. Total cash costs in the year ended December 31, 2013, as defined by guidance issued by the Gold Institute, made up approximately 79% of total costs and expenses and comprised mainly mining and milling costs, including labor and consumable stores costs. Consumable stores costs include diesel and reagent costs. Contractor costs represented 47 % of total cash costs, with diesel and reagent costs making up 18 % of total cash costs. Direct labor costs accounted for approximately 6 % of total cash costs. For a definition of total cash costs, please refer to “PART I. Item 3. – Key Information.”

The price of diesel for the Loulo, Gounkoto, Kibali, Morila, and Tongon operations increased from 2012 to 2013. Should prices increase further, this could significantly impact total cash costs mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet. A significant portion of the costs at Loulo, Gounkoto, Tongon and Morila are denominated in CFA, which has a fixed exchange rate to the Euro. A significant portion of our costs at Kibali are denominated in ZAR. Therefore, costs are exposed to fluctuations in the Euro/dollar exchange rate, as well as the ZAR/dollar exchange rate. The Euro/dollar exchange rate was higher in 2013, compared to 2012, whilst the ZAR/dollar exchange rate was lower in 2013, compared to 2012 The remainder of our total costs and expenses consists primarily of amortization and depreciation, exploration costs, exchange losses, interest expense and general administration or corporate charges.

*Following the introduction and adoption of IFRS 11 Joint arrangements, the group changed its accounting policy on joint ventures from January 1, 2013, Kibali and Morila are being equity accounted. Refer to pages F-8 to F-12 of this Annual Report for further details).

Looking Forward

The past year saw a big step-up in production across the group, resulting in production increasing by 15%. Looking ahead, the group continues to forecast an increasing production profile over the next five years. In 2014, the group forecast production is estimated at 1.13Moz to 1.20Moz which is a 24%-30% increase over 2013. Continued growth in production over the next five years is forecast from increasing grades at the Loulo-Gounkoto complex and increasing recoveries and throughput at Tongon, with Kibali projected to add significantly to production in 2014, its first full year of production. The grade of the ore mined is expected to be relatively consistent across the year, with a slight increase towards the end of the year resulting from the ore mined from the Morila pushback. Production should increase from the second quarter once the sulphide mill stream has been commissioned at Kibali.

Management is targeting total cash cost per ounce for the group, after royalties, of between US$650/oz and US$700/oz for 2014, assuming current prevailing gold and oil prices and euro-dollar exchange rates, which have a significant impact on operating costs.

Given our commitment to growing through discovery and development, the company will continue to commit significant expenditure to exploration, with corporate and exploration expenses of approximately US$60 million anticipated.

Although lower than 2013, significant capital expenditure will be incurred across the group during the year to support the planned continued growth in production, especially at Kibali of approximately US$310.0 million (100% of project), and the ongoing development of the underground mines at Loulo, including the paste backfill plant, where total capital at the Loulo-Gounkoto complex is forecast at US$140.0 million.

Project and sustaining capital at Tongon, including the flotation circuit expansion, is estimated at US$25.0 million, and US$20.0 million at Morila (100% of project), including US$10.0 million of preproduction costs in respect of the Pit 4S pushback with the balance focused on the TSF retreatment project. Consequently, total capital expenditure for 2014, including our attributable share of joint ventures, is expected to be approximately US$340.0 million.

Randgold continues to maintain its focus on organic growth through discovery and development of world class orebodies, and has a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, management routinely reviews corporate and asset acquisition opportunities, focused on gold in Africa.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 2 and Note 3 to our consolidated financial statements. Some of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. Refer to Note 3 on pages F-26 to F-29 of this Annual Report for disclosure of critical accounting estimates and judgments. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources. The audit committee considered and approved the key estimates and accounting policies.

The critical accounting estimates and judgements as detailed in note 3 on pages F-26 to F-29 are listed as follows:

•	TVA
•	Corporation tax claims
•	Carrying values of property, plant and equipment and joint venture investments
•	Capitalization and depreciation
•	Gold price assumptions for reserves determination
•	Determination of ore reserves
•	Future rehabilitation obligations
•	Stockpiles, gold in process and product inventories
•	Post production open cast mining stripping
•	Exploration and evaluation expenditure
•	Share-based payments

Recent accounting pronouncements

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to January 1, 2013 which have been adopted by the group for the first time this year.

		Effective period commencing on or after	Impact on Group
IAS 1	Amendment – Presentation of Items of Other Comprehensive Income	July 1, 2012	No material impact, disclosures amended
IFRS 10	Consolidated Financial Statements	January 1, 2013	No material impact
IFRS 11	Joint Arrangements	January 1, 2014	Yes
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013	No material impact, disclosures amended
IFRS 13	Fair Value Measurement	January 1, 2013	No material impact
IFRS 7	Disclosures—Offsetting Financial Assets and Financial Liabilities	January 1, 2013	No material impact, disclosures amended
IAS 27	Amendment – Separate Financial Statements	January 1, 2013	No material impact
IAS 28	Amendment – Investments in Associates and Joint Ventures	January 1, 2013	No material impact
IFRS 1	Amendment - Government Loans	January 1, 2013	No material impact
IAS 19	Amendment – Employee Benefits	January 1, 2013	No material impact
	Annual improvements to IFRSs (2009–2011 Cycle)	January 1, 2013	No material impact

Refer to Note 2 beginning on page F-7.

Standards effective in future periods

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the Group’s activities mandatory for the Group’s accounting periods beginning after January 1, 2013 or later periods and which the Group has decided not to adopt early. These are:

Effective period commencing on or after
IAS 32	Offsetting Financial Assets and Financial Liabilities	January 1, 2014
IFRS 9	Financial Instruments	No effective date

The group is currently assessing the impact of these standards on the financial statements. The amendment to offsetting financial assets and financial liabilities provides that rights to offsets financial assets and financial liabilities must continue in normal business, default or insolvency events.

A. OPERATING RESULTS

Our operating and financial review and prospects should be read in conjunction with our consolidated financial statements, accompanying notes thereto, and other financial information appearing elsewhere in this Annual Report.

The information below includes non-GAAP measures, which include 100% of the results of the group’s Loulo, Gounkoto and Tongon gold mines, together with its 45% share of Kibali gold mine and 40% share of Morila gold mine. Refer to explanation of non-GAAP measures provided in the section “Non-GAAP Measures” above. Non-GAAP measures are identified when used. Comparative IFRS financial information used in this section has been adjusted for the retrospective impact of IFRS 11 Joint arrangements and is denoted ’+’. Following the introduction and adoption of IFRS 11 Joint arrangements, the group changed its accounting policy on joint ventures from January 1, 2013 with prior periods 2011 and 2012 adjusted accordingly (refer to pages F-8 to F-12 of this Annual Report for further details.

Years Ended December 31, 2013 and 2012

Total Revenue

Gold sales (non-GAAP) for the year ended 31 December 2013 of US$1.3 billion were in line with the previous year as a result of a 16% increase in ounces sold offset by a 17% decrease in the average gold price received of $1,376/oz (2012: $1,660/oz). The increase in ounces sold was partly attributable to the start of production at Kibali, as noted above, as well as higher grades and recoveries at the Loulo- Gounkoto complex.

Total IFRS revenues from gold sales for the year ended December 31, 2013 decreased by $45.4 million, or 4%, from $1,183.1 million+ to $1,137.7 million.

Other Income

Other income of $6.0 million for the year ended December 31, 2013 compared to $12.6 million for the year ended December 31, 2012. Other income includes management fees in respect of Kibali and Morila of $6.0 million (2012: $7.5 million). Other income in 2012 further includes operational foreign exchange gains of $5.1 million.

Costs and Expenses

Total Cash Costs (non-GAAP)

The following table sets out our total ounces sold and total cash cost and production cost per ounce sold for the years ended December 31, 2013 and 2012:

	Year Ended December 31,

	2013		2012

	Ounces sold	$ Per Ounce	Ounces sold	$ Per Ounce
Morila (40% share) cash costs	56,729	763	81,005	759
Loulo (100% share) cash costs	312,748	776	214,739	781
Tongon (100% share) cash costs	236,279	828	210,396	772
Gounkoto (100% share) cash costs	274,802	622	287,712	706
Kibali (45% share) cash costs	39,690	464	-	-
Total ounces (sold)	920,248		793,852
Group total cash costs per ounce #		715		735

#	Refer to explanation of non-GAAP measures provided. “Item 3. Key Information – A. Selected Financial Data”.

Total cash costs (non-GAAP) for the year ended December 31, 2013 of $658.0 million increased by 13% (2012:$583.3 million), mainly due to increased costs at Tongon and the Loulo-Gounkoto complex due to increased throughput, increased mining costs, and the production from Kibali during the last quarter of the year, slightly offset by a decrease in costs at Morila. Total cash cost per ounce decreased by 3% to $715/oz for the year, reflecting the low cost production of Kibali during the latter part of the year and higher grades and production at Loulo-Gounkoto offset by a slight increase in costs at Tongon in the year, due to the lower grade and recovery.

In the consolidated statement of comprehensive income, Kibali and Morila are being equity accounted, following the introduction and adoption of IFRS 11 Joint arrangements, therefore the costs associated with these mines are being included in the consolidated statement of comprehensive income line ’share of profits of equity accounted joint ventures’from January 1, 2013, with prior periods 2011 and 2012 restated. Share of profits of equity accounted joint ventures for the year ended December 31, 2013 of $54.2 million increased by $13.3 million from $40.9 million+ from the year ended December 31, 2012, reflecting the start of production at Kibali in the year, offset in part by lower ounces sold and gold prices achieved at Morila.

Mining and processing costs for the year ended December 31, 2013 of $678.5 million increased by 15% (2012:$588.4 million+), mainly due to increased costs at Tongon and the Loulo-Gounkoto complex due to increased throughput and increased mining costs. The total includes depreciation and amortization described below. The total further includes ‘other mining and processing costs’ which comprise various expenses associated with providing on mine administration support services to the Loulo, Gounkoto, and Tongon mines. These charges amounted to $61.3 million for the year ended December 31, 2013 and $75.8 million+ for the year ended December 31, 2012. The decrease in other mining and processing costs reflect the cost saving initiatives which took please across the group during 2013.

Royalties decreased by $1.3 million, or 2%, to $58.4 million for the year ended December 31, 2013 from $59.7 million+ for the year ended December 31, 2012. The decreased royalties reflect the lower average gold price received and decreased gold sales.

Depreciation and Amortization

Depreciation and amortization of $130.6 million for the year ended December 31, 2013 increased by $12.6 million or 11% compared to the year ended December 31, 2012. The rise year on year reflects the increase in production activity across the mines in the group as well as an increase in the operating assets across the group. Depreciation charges associated with the Kibali and Morila joint ventures are included in the ’share of profits of equity accounted joint ventures’.

Exploration and Corporate Expenditure

Exploration and corporate expenditure was $49.5 million for the year ended December 31, 2013 and $39.0 million+ for the year ended December 31, 2012. Drilling programs were undertaken across the company’s greenfields exploration targets, together with exploration work on feasibility stage projects, including those at Kibali, Massawa, Loulo and Gounkoto, which were capitalized to property, plant and equipment. Since the company was listed in 1997, it has discovered more than 29 million reserve ounces which, when divided by the exploration and corporate costs expensed over this period, equates to less than $18/oz of gold.

Finance Income

Finance income amounts consist primarily of interest received on cash held at banks, which was $1.2 million for 2013 as compared to $2.0 million in 2012+. This decrease was mainly due to a decrease in the average cash balance held during 2013 compared to 2012.

Finance Costs

Finance costs for the year ended December 31, 2013 were $7.7 million compared to finance costs for the year ended December 31, 2012 of $1.0 million+. The increase of $6.7 million is mainly due to a $5.2 million increase in the foreign exchange loss on financing activities included in the figure, as well as a $1.2 million increase in finance cost mainly due to the annual facility fees of the revolving credit facility with HSBC. The company has entered into a $200.0 million unsecured revolving credit facility with HSBC and a syndicate of three other banks in 2013 which matures in May 2016 and is at present undrawn.

Income Tax Expense

The income tax expense amounted to $76.7 million for the year ended December 31, 2013 increased by $39.6 million and by 107% compared to the year ended December 31, 2012. Gounkoto’s two year corporate tax holiday beginning from first production ended at the start of June 2013, which contributed to the increased tax charge. Tongon will benefit from its exoneration from corporate tax for five years until December 1, 2015. Under Malian tax law, income tax is based on the greater of 30% taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. Refer to Note 4 on page F-30 of this Annual Report for reconciliation between implied tax on profits at statutory tax rates and actual tax charges. The income tax charge associated with the Kibali and Morila equity accounted joint ventures is included within ’share of profits of equity accounted joint ventures’.

Non-controlling Interests

The non-controlling interests for the year ended December 31, 2013 represent the State of Mali’s 20% share of the profits at Loulo, the Ivorian government’s 10% share and other outside shareholder’s 1% share of the profits at Tongon, as well as the Malian government’s 20% share of the profits at Gounkoto.

Years Ended December 31, 2012 and 2011

Total Revenue

Total revenues from gold sales (non-GAAP) for the year ended December 31, 2012 of $1.318 billion increased by $0.19 billion, or 17%, from $1.127 billion. This is attributable to a 10% increase in ounces sold in the year across the group of 793,852oz from 718,762oz in 2011, as well as a 5% increase in the average gold price received of $1,660/oz (2011: $1,574/oz).

Total IFRS revenues from gold sales for the year ended December 31, 2012 increased by $212.8 million, or 22%, from $970.3 million+ to $1,183.1 million+.

Other Income

Other income of $12.6 million+ for the year ended December 31, 2012 compared to $7.9 million+ for the year ended December 31, 2011. Other income includes management fees in respect of Kibali and Morila of $7.5 million (2011: $7.9 million). Other income further includes operational foreign exchange gains of $5.1 million in 2012.

Costs and Expenses

Total Cash Costs (non-GAAP)

The following table sets out our total ounces sold and total cash cost and production cost per ounce sold for the years ended December 31, 2012 and 2011:

	Year Ended December 31,

	2012		2011

	Ounces sold	$ Per Ounce	Ounces sold	$ Per Ounce
Morila (40% share) cash costs	81,005	759	99,454	782
Loulo (100% share) cash costs	214,739	781	209,631	952
Tongon (100% share) cash costs	210,396	772	271,922	557
Gounkoto (100% share) cash costs	287,712	706	137,755	536
Total ounces (sold)	793,852		718,762
Group total cash costs per ounce #		735		688

#	Refer to explanation of non-GAAP measures provided.

Total cash costs (non-GAAP) for the year ended December 31, 2012 of $583.3 million increased by 18% (2011:$494.7 million), mainly due to increased costs at the Loulo-Gounkoto complex due to increased throughput, increased underground mining costs, including costs associated with the newly introduced backfill strategy and increased open pit costs resulting from the Yalea pit pushback. The increase in total costs also reflected the full year costs associated with the Gounkoto mine where production started in June 2011. Total cash cost per ounce increased by 7% to $735/oz for the year, reflecting higher operating costs across the group and lower recovered grade at Tongon and Gounkoto, partially offset by the increased gold production and sales.

In the consolidated statement of comprehensive income, Kibali and Morila are being equity accounted, following the introduction and adoption of IFRS 11 Joint arrangements, therefore the costs associated with these mines are being included in the consolidated statement of comprehensive income line ’share of profits of equity accounted joint ventures’from January 1, 2013, with prior periods 2011 and 2012 restated. Share of profits of equity accounted joint ventures for the year ended December 31, 2012 of $40.9 million+ decreased by $3.2 million from $44.1 million+ from the year ended December 31, 2011 reflecting reduced ounces sold at Morila partly offset by the increase in average gold price achieved.

Mining and processing costs for the year ended December 31, 2012 of $588.4+ million increased by 32% (2011:$443.9 million+), due to increased total cash costs as explained above, together with increased depreciation described below. The total includes ‘other mining and processing costs’ which comprise various expenses associated with providing on mine administration support services to the Loulo, Gounkoto, and Tongon mines. These charges amounted to $75.8 million+ for the year ended December 31, 2012 and $62.8 million+ for the year ended December 31, 2011 The increase in other mining and processing costs reflect the full year’s cost associated with the Gounkoto mine where production commenced in June 2011.

Royalties increased by $15.3 million, or 34%, to $59.7 million+ for the year ended December 31, 2012 from $44.4 million+ for the year ended December 31, 2011. The increased royalties reflect the higher average gold price received and increased gold sales.

Depreciation and Amortization

Depreciation and amortization of $118.0 million+ for the year ended December 31, 2012 increased by 80% compared to the year ended December 31, 2011 to $65.6 million+. The rise year on year reflects the increase in production activity across the mines in the group as well as depreciation charges associated with the Yalea South pushback at Loulo. Depreciation charges associated with the Kibali and Morila joint ventures are included in the ’share of profits of equity accounted joint ventures’.

Exploration and Corporate Expenditure

Exploration and corporate expenditure was $39.0 million+ for the year ended December 31, 2012 and $43.6 million+ for the year ended December 31, 2011. Drilling programs continued on the company’s exploration targets, but a larger proportion of the exploration work was undertaken on feasibility stage projects including those at Massawa, Loulo and Gounkoto, which were capitalized to these projects. Since the company was listed in 1997, it has discovered more than 25 million reserve ounces which, when divided by the exploration and corporate costs expensed over this period, equates to less than $17/oz of gold.

Other Expenses

Other expenses for the year ended December 31, 2011 of $14 million+ (2012:$nil+) mainly comprised operational foreign exchange losses resulting from the settling of invoices in currencies other than US Dollar, as well as the translation of balances denominated in currencies such as Rand, Canadian Dollar, FCFA and Euro to the closing US Dollar rate.

Finance Income

Finance income amounts consist primarily of interest received on cash held at banks of $2.0 million+ and increased from the interest received in 2011 of $1.0 million+ by 100%, mainly due to an increase in the effective interest rate (the effective interest rate increased from 0.23% in 2011 to 0.41% in 2012).

Finance Costs

Finance costs for the year ended December 31, 2012 were $1.0 million+ compared to finance costs for the year ended December 31, 2011 of $3.1 million+. The decrease of $2.1 million is mainly due to the reduction in the foreign exchange loss on financing activities included in the figure.

Income Tax Expense

The income tax expense amounted to $37.1 million+ for the year ended December 31, 2012 increased by $7.1 million and by 24% compared to the $30.0 million+ charge for the year ended December 31, 2011. The increase is due to the increased profits at Loulo during 2012. Tongon SA benefits from a five year tax holiday in Côte d’Ivoire from December 1, 2010. Gounkoto benefits from a minimum two year tax holiday starting from first production in June 2011 with an opportunity to extend this to five years in the event of further investment. Under Malian tax law, income tax is based on the greater of 30% taxable income or 0.75% of gross revenue (the tax rate having reduced from 35% previously to 30%, applied retrospectively). Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. Refer to Note 4 on page F-30 of this Annual Report for a reconciliation between implied tax on profits at statutory tax rates and actual tax charges. The income tax charge associated with the Kibali and Morila equity accounted joint ventures is included within ’share of profits of equity accounted joint ventures’.

Non-controlling Interests

The non-controlling interests for the year ended December 31, 2012 represent the State of Mali’s 20% share of the profits at Loulo, the Ivorian government’s 10% share and other outside shareholder’s 1% share of the profits at Tongon, ,as well as the Malian government’s 20% share of the profits at Gounkoto.

B. LIQUIDITY AND CAPITAL RESOURCES

Comparative IFRS financial information used in this section has been adjusted for the retrospective impact of IFRS 11 Joint arrangements and is denoted ’+’. Following the introduction and adoption of IFRS 11 Joint arrangements, the group changed its accounting policy on joint ventures from January 1, 2013 with prior periods 2011 and 2012 adjusted accordingly (refer to pages F-8 to F-12 of this Annual Report for further details.

Cash Resources

The group had $38.2 million cash and cash equivalents for the year ended December 31, 2013 and $373.9 million+ for the year ended December 31, 2012.

Operating Activities

Net cash generated from operating activities was $464.5 million for the year ended December 31, 2013 and $524.2 million+ for the year ended December 31, 2012. The $59.7 million decrease year on year was due mainly to the reduced gold prices on profitability and the changes in operating working capital items. Cash flows related to receivables decreased by $62.7 million during 2013, mainly due to increases in VAT receivables at Loulo, as well as increases in gold debtor balances at Loulo due to the timing of shipments at year end. Cash flows related to inventories and ore stockpiles decreased during 2013 by $49.8 million, due to an increase in ore stockpiles at the operations. Cash flows related to trade and other payables increased by $65.6 million from December 31, 2012 to December 31, 2013, mainly due to the effect of additional contractors and accruals, primarily at the Loulo-Gounkoto complex, and Tongon, which reflects the increased production and mining activity.

Net cash generated from operating activities was $524.2 million+ for the year ended December 31, 2012 and $565.6 million+ for the year ended December 31, 2011. The $41.4 million decrease was due mainly to the changes in operating working capital items. Cash flows related to receivables decreased by $120.7 million+ during 2012, mainly due to an increase in recoverable VAT balances at Loulo. Cash flows related to inventories and ore stockpiles decreased during 2012 by $81.6 million+, due to an increase in ore stockpiles at operations, increases in stores consumables at Tongon and Loulo due to increased production, as well as a strategic build-up of scarce raw materials and an increase in gold inventory at Loulo, Gounkoto and Tongon.

Cash flows related to trade and other payables increased by $18.5 million+ from December 31, 2011 to December 31, 2012, mainly due to the effect of additional contractors and accruals, primarily at the Loulo-Gounkoto complex, at Tongon, which reflects the increased production, mining activity and construction.

Investing

Investing activities for the year ended December 31, 2013 utilized $728.0 million compared to $566.1 million+ utilized for the year ended December 31, 2012 and consisted primarily of $255.7 expenditure at Loulo related to the developments at the Gara and Yalea underground mines while $11.0 million was incurred at Gounkoto and $23.6 million was incurred at Tongon. A further $12.8 million was incurred on other projects elsewhere in the group, primarily at Massawa. Funds invested in equity accounted joint ventures at Kibali amounted to $416.4 million (attributable portion) and related to the village relocation program, the construction of the metallurgical plant and the hydroelectricity plant, site infrastructure, open pit mining and roads, together with working capital. $8.5 million was advanced to the group’s asset leasing joint venture, RAL 1 Limited.

Investing activities for the year ended December 31, 2012 utilized $566.1 million compared to $452.9 million+ utilized for the year ended December 31, 2011. Funds utilized during 2012 mainly consisted of $219.5 million+ of expenditure at Loulo related to the developments at the Gara and Yalea underground mines, as well as stripping costs on the Yalea South pushback, while $17.8 million was incurred at Gounkoto, principally in respect of site infrastructure and crushing facilities. Capital expenditure of $33.4 million was incurred at the Tongon mine, primarily on the metallurgical plant and power plant engineering. Funds invested in equity accounted joint ventures amounted to $298.3 million and primarily related to capital expenditure at Kibali (attributable portion). Expenditure was incurred on the village relocation program, the construction of the metallurgical plant and the hydroelectricity plant, site infrastructure, open pit mining and roads

Financing

Financing activities for the year ended December 31, 2013 used $72.2 million. This mainly was comprised of dividends of $46.1 million paid to the company’s shareholders and $27.2 million paid to non-controlling interests in Gounkoto, partially offset by $1.2 million received on exercise of share options. Financing activities for the year ended December 31, 2012 used $47.5 million. This comprised $14.1 million received on exercise of share options offset by a dividend payment to the company’s shareholders of $36.7 million and $24.8 million paid to non-controlling interests in Gounkoto.

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

Somilo has a $0.5 million loan (principal amount) from the State of Mali. This loan is uncollateralized and bore interest at the base rate of the Central Bank of West African States plus 2% per annum. The accrual of interest ceased in the last quarter of 2005 per mutual agreement between shareholders. This loan is repayable from cash flows of the Loulo mine after the repayment of all other loans.

Kibali utilizes mining equipment under a finance lease provided by KAS 1 Limited. The group has an effective 25% interest in KAS 1 Limited which is held through the equity accounted joint venture Kibali (Jersey) Limited. The lease term is 10 years. The finance lease liability is recognized in respect of the equipment which has been transferred to Kibali under an installment sale agreement. The finance lease liability is interest bearing at 8% and is to be reduced by rental payments monthly as agreed in the installment sale agreement.

During the year ended December 31, 2013, the company has entered into a US$200.0 million unsecured revolving credit facility with HSBC and a syndicate of three other banks which matures in May 2016 and is at present undrawn. The interest rate, if drawn would be LIBOR plus 1.5% per annum based on the company’s current level of leverage. The facility includes financial covenants in respect of EBIT, EBITDA, net finance charges, tangible net worth, total debt, debt cover and interest cover.

Corporation Tax Claims

As at December 31, 2013, the group had received claims for various taxes from the State of Mali totaling $123.1 million, in respect of the Loulo, Gounkoto and Morila mines, together with Kankou Moussa SARL, its Malian gold sales operation. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for such disputes in Mali. Loulo, Gounkoto and Morila have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable for the companies and allow for international arbitration in the event that a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. During the third quarter of 2013, Loulo submitted a request for arbitration at the International Court of the Settlement of Investment Disputes against the State of Mali in relation to certain disputed tax claims. The appointment of arbitrators has been finalized and the first procedural hearing took place during February 2014. No provision is made in the financial statements for the claims.

Corporate, Exploration, Development and New Business Expenditures

Our expenditures on corporate, exploration, development and new business activities for the past three years are as follows:

	Year Ended December 31, $’000

Area	2013	2012		2011

Rest of Africa	2,932	2,381		1,853
Burkina Faso	858	790		712
Mali	9,148	3,845		6,793
Tanzania	—	—		—
Côte d’Ivoire	5,067	3,752		5,039
Senegal	3,599	4,483		5,204
Ghana	—	—		5
DRC	1,034	906		—
Total exploration expenditure	22,638	16,157	+	19,606	+
Corporate expenditure	26,847	22,876	+	23,990	+
Total exploration and corporate expenditure	49,485	39,033	+	43,596	+

The Group has various exploration programs, ranging from substantial to early stage in the Democratic Republic of Congo, Mali, Senegal, Burkina Faso and Côte d’Ivoire.

Working Capital

Management believes that our working capital resources, by way of internal sources and available credit facilities are sufficient to fund our currently foreseeable future business requirements. Capital expenditure contracted for at December 31, 2013, but not yet incurred, is $28.5 million and planned capital expenditure for 2014 is expected to be approximately $327.1 million.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We are not involved in any research and development and have no registered patents or licenses.

D. TREND INFORMATION

Our financial results are subject to the movement in gold prices. In the past fiscal year, the general trend has been downwards and this has had an impact on revenues. However it should be noted that fluctuations in the price of gold remain a distinct risk to us.

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

	Price Per Ounce ($)

Year	High	Low	Average

2004	454	375	409
2005	537	411	444
2006	725	525	604
2007	841	608	695
2008	1,011	712	871
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,572
2012	1,792	1,540	1,669
2013	1,694	1192	1,411
2014 (through February)	1,339	1,221	1,270

E. OFF-BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations and commercial commitments are described below. The related obligations as at December 31, 2013 are set out below. The figures presented exclude equity accounted joint venture balances:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Trade and other payables	160,942	160,942	-	-	-
Operating lease obligations	22,536	2,817	5,634	5,634	8,451
Environmental rehabilitation*	49,177	221	3,382	-	45,574
Loans from minority shareholders in subsidiaries	2,929	-	-	-	2,929

Total contractual cash obligations	235,584	163,980	9,016	5,634	56,954
Contracts for capital expenditure	13,049	13,049	-	-	-

*	Obligation is to rehabilitate site but amounts shown are estimated discounted cashflows.

Refer to Notes 10 and 19 on pages F-34 to F-38 and F-55, respectively of this Annual Report for details of the Joint Venture Agreements with AngloGold Ashanti and DTP Terrassement.

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Our Articles of Association provide that the board must consist of no less than two and no more than 20 directors at any time. Effective as of January 31, 2014, Jemal-ud-din Kassum was appointed to the board as an independent non-executive director. The board currently consists of 10 directors.

Our Articles of Association provide that any new director should be re-elected by the shareholders at the annual general meeting following the date of the director’s appointment. In accordance with the United Kingdom Governance Code (2012 Edition) which calls for directors to seek reelection annually, at the annual general meeting held on April 29, 2013, Mr. P. Liétard, Dr. D.M. Bristow, Mr. G.P. Shuttleworth, Mr. N.P. Cole Jr., Mr. C.L. Coleman, Mr. K. Dagdelen, Dr. K. Voltaire, Mrs. J.M. Lioko and Mr. A.J. Quinn were re-elected.

According to the Articles of Association, the board meets at intervals determined by it from time to time.

The address of each of our executive directors and non-executive directors is the address of our principal executive offices, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands.

Executive Directors

D. Mark Bristow (55) Chief Executive Officer. Mr. Bristow has been chief executive officer since incorporation of the company, which was founded on his pioneering exploration work in West Africa. He has subsequently led the company’s growth through the discovery and development of world-class assets into a major gold mining business. He has also played a significant part in promoting the emergence of a sustainable mining industry in Africa. A geologist with a PhD from Natal University, South Africa, he has held board positions at a number of global mining companies and is non-executive chairman of Rockwell Resources International.

Graham P. Shuttleworth (45) Chief Financial Officer. Financial Director. Mr. Shuttleworth joined us as Chief Financial Officer and Financial Director in July 2007 but has been associated with the company since its inception, initially as part of the management team involved in listing the company on the LSE in 1997, and subsequently as an advisor. A chartered accountant, he was a managing director and the New-York based head of metals and mining for the Americas in the global investment banking division of HSBC before taking up his position at the company. At HSBC he led or was involved in a wide range of major mining industry transactions, including our NASDAQ listing, and subsequent equity offerings.

Non-Executive Directors

Norborne P. Cole (72) Senior Independent Non-Executive Director. Chairman of the remuneration committee and member of the governance and nomination committee. Mr. Cole started working for the Coca-Cola Company as a field representative in the USA in 1966 and advanced steadily through the organization, becoming chief executive of Coca-Cola Amatil in Australia in 1994, a position he held until 1998. Under his leadership, Coca-Cola Amatil grew into the second largest Coca-Cola bottler in the world. Now based in San Antonio, Texas, he serves on the boards of a number of US companies including Papa John’s International Inc. He was appointed a director in May 2006.

Christopher L. Coleman (45) Non-Executive Director. Member of the governance and nomination, remuneration and audit committees. He will be appointed chairman of the board with effect from May 6, 2014. He will retire from the audit committee with effect from May 6, 2014. Mr. Coleman will be appointed chairman of the governance and nomination committee with effect from May 6, 2014. Mr. Coleman is the Head of Banking and Asset Finance and a managing director of Rothschild as well as chairman of Rothschild Bank International in the Channel Islands, he also serves on a number of other boards and committees of the Rothschild Group, which he joined in 1989. He has a BSc (Econ) degree from the London School of Economics and was a non-executive director of the Merchant Bank of Central Africa from 2001 to 2008. He is also a non-executive director of the US company Papa John’s International Inc. He was appointed a director in November 2008.

Kadri Dagdelen (59) Non-Executive Director. Member of the governance and nomination committee. Dr. Dagdelen is a professor and was previously head of the Department of Mining Engineering at the Colorado School of Mines in the US. He began his professional career as a mining engineer at Homestake Mining Co (now Barrick Gold Corporation) and was the technical services manager when he left for academia in 1992. He holds a PhD in Mining Engineering and a ME in Geostatistics and has been involved in numerous research and consulting projects worldwide, also serving on the board of directors of the Society of Mining, Exploration and Metallurgy in the US for six years and chairing other professional societies that support the mining industry. He was appointed a director in January 2010.

Jemal-ud-din Kassum (65) Non-Executive Director. Mr. Kassum will be a member of the audit and governance and nomination committees with effect from May 3, 2014. Mr. Kassum is a former World Bank vice-president for the East Asia and Pacific region. Before that, he had a 25-year career with the International Finance Corporation. A Tanzanian national based in the USA, he now provides strategic advice to international financial institutions and governments, and sits on the boards of Guardian Holdings, PT Indonesia Infrastructure Finance and Khan Bank. He was educated in the UK at Harrow and Oxford and holds an MBA from Harvard. He was appointed a director January 31, 2014.

Philippe Liétard (65) Non-Executive Chairman. Chairman of the governance and nomination committee. Mr. Liétard will step down from the board and governance and nomination committee with effect from May 6, 2014. He was appointed a non-executive director in 1998 and chairman in 2004, his experience in corporate and project finance with UBS, the IFC and World Bank spans 30 years, mainly in the minerals business and in Africa. Previously a director of the Oil, Gas and Mining Department of the IFC, he served as managing director of the Global Natural Resources Fund from 2000 to 2003. Now an independent consultant and a promoter of mining and energy investments, he is also a director of CellMark AB of Sweden and serves on the board of trustees of the Rochambeau Foundation in Washington DC, US and as chairman of the Nos Vies en Partage Foundation.

Jeanine Mabunda Lioko (49) Non-Executive Director. Mrs. Mabunda Lioko will become a member of the audit committee with effect from May 3, 2014. Mrs. Mabunda Lioko has spent a number of years working in the DRC’s finance industry including with Citi Group and as an advisor to the Governor of Banque Centrale du Congo. A former Minister of Portfolio of the DRC, a position which she held for over 5 years, she is now a serving member of the National Assembly of the DRC, representing the Equateur Province. She was educated in Brussels, Belgium, and holds a law degree from the Catholic University of Louvain and a postgraduate degree in commercial science from the ICHEC Brussels Management School. She joined the board in January 2013.

Andrew J. Quinn (60) Non-Executive Director. Member of the audit committee. He will become a member of the remuneration committee with effect from May 3, 2014. Mr. Quinn retired at the end of 2011 from his position as head of mining investment banking for Europe and Africa at CIBC after 15 years in that role and has more than 38 years’ experience of the mining industry. With a BSc (Hons) in mineral exploitation (mining engineering) from Cardiff University, he began his career in Anglo American’s gold division in 1975, holding various management and technical positions in South Africa, and worked briefly for Greenbushes Tin in Australia before joining Mining Journal in 1982 as editor of its gold publications. In 1984 he entered the financial services industry joining James Capel (later HSBC Investment Banking) and then CIBC in 1996. He was appointed a director in November 2011.

Karl Voltaire (63) Non-Executive Director. Chairman of the audit committee and member of the remuneration committee. A graduate in mineral resources engineering from the Ecole des Mines in Paris, he holds an MBA and a PhD in economics and finance from the University of Chicago. He started his career as a mining engineer in Haiti and subsequently spent 23 years in the World Bank Group in Washington DC, most of this time at the International Finance Corporation where his last position was that of director of global financial markets. Subsequently he was director of the Office of President at the African Development Bank. He was CEO of the Nelson Mandela Institution from 2005 to 2009, and is currently a member of the board of trustees of the African University of Science and Technology. He was appointed a director in May 2006.

Executive Officers

Willem Jacobs (55) General manager operations – Central and East Africa. Dr. Jacobs has a BPL(Hons) and DCom. He has served as a director of listed and private companies in the areas of mining, engineering and manufacturing in Southern, Central and Eastern Africa for the past 18 years. He joined us in January 2010.

John Steele (53) Technical and capital projects executive. Mr. Steele is responsible for the successful construction and commissioning of our Morila, Loulo, Tongon and Gounkoto mines and leading the team developing the new Kibali mine in the DRC. He also continues to provide operational and engineering oversight.

Samba Touré (60) General manager – Operations West Africa. Mr. Touré joined the Morila mine in 2000 and held various responsibilities, culminating in the appointment in 2007 as the mine chief executive. In 2010, he was promoted to group operations general manager for West Africa.

Martin Welsh (42) General counsel and secretary. After qualifying as a lawyer in Scotland in 1998, he gained experience acting on numerous international corporate and finance transactions in London. He previously acted for us before joining the company in 2011 and assumed his current position in 2012.

Our Articles of Association provide that the longest serving one-third of directors retire from office at each annual general meeting. Retiring directors normally make themselves available for re-election and are re-elected at the annual general meeting on which they retire. In accordance with the United Kingdom Governance Code (2012 Edition) the directors will offer themselves for reelection by shareholders at the company’s annual general meeting. Our officers service as officers is regulated by standard industry employment agreements.

The date of appointment, date of expiration and length of service for each of our directors is set forth in the table below:

Director	Date of Appointment	Date of Expiration Term	Number of Years Served

Executive
D.M. Bristow	8/05/95	5/06/14*	19
G.P. Shuttleworth	7/01/07	5/06/14*	7
Non-Executive
P. Liétard	2/11/98	5/06/14*	16
N.P. Cole	5/03/06	5/06/14*	8
K. Voltaire	5/03/06	5/06/14*	8
C.L. Coleman	11/03/08	5/06/14*	6
K. Dagdelen	1/29/10	5/06/14*	4
A.J. Quinn	11/01/11	5/06/14*	2
J. Mabunda Lioko	1/28/13	5/06/14*	1
J. Kassum	1/31/14	5/06/14*	<1

*	The United Kingdom Corporate Governance Code issued in September 2012 requires that all directors should stand for re-election on an annual basis.

None of our directors and executive officers was selected under any arrangements or understandings between that director or executive officer and any other person. All of our non-executive directors are considered independent directors.

B. COMPENSATION

Our objective is to ensure that our executive remuneration policy encourages, reinforces and rewards the delivery of sustainable shareholder value. We aim to ensure that our pay arrangements are fully aligned with our approach to risk management, and take into account our obligations in respect of environmental, social and governance polices. We provide senior management, including executive directors, with competitive base salaries to attract and retain high caliber executives, based on personal performance profile and relevant experience. In addition, other elements of our remuneration program are designed to encourage and reward superior performance on an annual basis as well as sustainable long-term performance. The remuneration committee’s policies are designed to meet these objectives and to ensure that the individual directors are fairly and responsibly rewarded for their respective contributions to our performance.

Fixed remuneration

Fixed remuneration comprise only of base salary. No pension contributions are funded by us. In 2014, fixed remuneration represents less than 22% for the chief executive officer and 33% for the chief financial officer of the total remuneration package (based on target performance).

Base Salary

The chief executive officer’s and chief financial officer’s base salaries are determined by the remuneration committee, taking into account the performance of the individual. We also benchmark each element of remuneration and the total remuneration package in comparison to FTSE 100, FTSE mining and comparable international gold mining companies. When setting base salaries, the remuneration committee also takes into consideration the requirement for extensive travel and time spent at the company’s operations in Africa. This is considered critical to the effective management of the company’s business.

At December 31, 2013, the annual base salaries of the executive directors were as follows:

•	CEO: Dr. D.M. Bristow	US$1,575,000
•	CFO: Mr. G.P. Shuttleworth	£472,000

Following a review of all aspects of the remuneration packages of the executive directors, it has been decided that the CFO’s base salary be increased from £472,000 to £495,600 with effect from January 1, 2014, which represents an increase of 5% of base salary. Pursuant to our remuneration philosophy, Mr. GP Shuttleworth was brought into the CFO role in 2007 on a relatively low salary compared to the market to allow for movement and growth in pay, once his value added to the company was demonstrated. He has proved to be a valuable addition to the board and to the management team and the company has increased his salary over time including in 2011, 2012, 2013 and now in 2014. The remuneration committee believes this is reflective of his considerable contribution and positions his salary appropriately within the market. The remuneration committee sought the views of our larger institutional shareholders before deciding on this increase. The base salary increase for the CFO also took account of the increase within our broader employee population. These increases took effect in October 2013 and ranged from 0% to 15%. The average increase of employee salaries was approximately 4%.

Retirement Benefits

Executive directors can elect to sacrifice up to 20% of their base salary to contribute to a defined contribution provident fund. We do not make any contribution to the provident fund.

Other Benefits

Executive directors can elect to receive other benefits including medical aid, funded out of their base salary. Where appropriate, executive directors may be provided with benefits while traveling for work and the cost of membership of professional associations. Life insurance coverage is provided to the executive directors by the company through the group life insurance scheme which is also made available to the company’s senior management.

Variable Remuneration

Variable remuneration represents the major proportion of each executive director’s remuneration package.

During 2013, the variable remuneration of the executive directors comprised:

•	An annual bonus opportunity coupled with the requirement to defer a third of annual bonus earned.

•	Participation in a Co-Investment Plan rewarding performance over three years.

•	Performance shares awarded under the Restricted Share Scheme, rewarding performance over three, four and five years, with a further one year post-vesting retention requirement for 50% of the vested award.

•	The CEO performance shares (as discussed below).

In 2014, the Restricted Share Scheme has been simplified, following feedback from shareholders, and now consists of performance being measured over four years, a further one year post vesting retention requirement for 100% of the vested award.

2013 Annual Bonus

Executive directors are eligible to receive an annual bonus, subject to the achievement of stretching performance criteria. The performance metrics are intended to reward the achievement of challenging strategic and financial targets that contribute to the creation of sustainable shareholder value. Each year, the remuneration committee reviews and may make adjustments to the criteria used for measuring performance taking into account the strategic objectives of the company for the year, before the metrics and targets are agreed for the annual remuneration cycle.

The annual bonus payable to the chief executive officer for achieving target performance in 2013 was 150% of base salary, with a maximum bonus of 300% of base salary for achieving outperformance. The annual bonus payable to the chief financial officer for achieving target performance in 2013 was 100% of base salary, with a maximum bonus of 200% of base salary for achieving outperformance.

Based on performance achieved against targets during the 2013 financial year, the remuneration committee determined, based on the performance metrics, that Dr. D.M. Bristow and Mr. G.P. Shuttleworth should receive bonus payments of $2,565,956 million and $1,184,771 million, respectively.

Non-Executive Director Remuneration

The remuneration to be paid to our non-executive directors, including the chairman, will remain unchanged in 2014 and is comprised of:

•	An annual retainer fee to all non-executive directors of $50,000;

•	An annual committee fee per committee served:

•	Audit committee $35,000;

•	Remuneration committee $25,000; and

•	Governance and Nomination committee $10,000

•	The chairman of a board committee to receive an additional fee to the committee fee of $15,000;

•	The senior independent director, in addition to the annual fee but in lieu of any committee fees, to receive an additional fee of $85,000;

•	The chairman, in addition to the annual fee but in lieu of any committee fees, to receive an additional fee of $200,000; and

•	Subject to shareholder approval at the annual general meeting of the company, an award to each non-executive director of 1,200 ordinary shares per year, fully vested from grant. The shares are seen as an important element of our approach to remuneration policy in relation to the chairman and non-executive directors. They encourage share ownership and are delivered in lieu of cash. The directors are considered independent notwithstanding an award of shares.

The shareholding requirement ensures that the interests of directors are aligned with shareholders. Executive directors are required to build up a holding in shares in the company at least equal in value to two times base salary from the value of vested long term incentive awards. At December 31, 2013, both Dr. D.M. Bristow and Mr. G.P. Shuttleworth held shares at least equal in value to two times base salary. New directors have three years in which to acquire the required shareholding and this period could be extended at the discretion of the remuneration committee. Non-executive directors are required to build up and hold shares at least equal in value to two times the annual retainer fee of US$50,000, from the value of vested awards. All non-executive directors held shares equal to the value of the annual retainer fee as at December 31, 2013 with the exception of Mrs. Mabunda Lioko who was appointed to the board on January 28, 2013 and Mr. Kassum who was appointed to the board on January 31, 2014. Mr. Kassum will be eligible to receive shares in the company following his reappointment to the board at the 2014 annual general meeting.

In 2009, 2010 and 2011, we awarded to our non-executive directors restricted shares which vested in three equal installments from the date of award. Beginning in 2012, annual awards to non-executive directors consisted of shares fully vested from grant.

CEO Performance Shares

At the 2013 annual general meeting, shareholders approved a one-off award of performance shares to D.M. Bristow. The vesting of the performance shares is subject to the achievement of the conditions set out below and D.M. Bristow continuing to hold office or employment with the company during the period of three years from April 29, 2013, the date of grant of the award of performance shares with an equivalent value of up to $4,000,000. The achievement of each of the following conditions, which reflect the value enhancement and focus on establishing and operating our flagship Kibali gold mine, will result in the vesting of one-fifth of the shares subject to the award:

•	the first gold pour occurs at the Kibali gold mine;
•	the cumulative production at the Kibali gold mine in aggregate equals or exceeds 500,000oz of gold;
•	gold production of the Randgold group in aggregate equals or exceeds 1Moz per annum for any financial year of the company;
•	the vertical shaft at the Kibali gold mine is completed and signed-off by the contractor of the vertical shaft and by the representative of Kibali gold mine; and
•	the Nzoro 2 hydroelectric power station (which is currently under construction) provides electricity to the Kibali gold mine.

Vesting of each one-fifth of the award is to occur on the later of the expiration of the third anniversary after the date of grant and the date on which a condition is achieved provided D.M. Bristow holds office or employment as at the date of achievement of the condition. The award is subject to clawback at the discretion of the remuneration committee where a material misstatement is found contained in the annual report and accounts of the company on which vesting of the award (or any part thereof) is or is to be based.

Director	Date of award	Market price at date of award (US$)*	At Jan. 1, 2013	Awarded in the year	Vested in the year	Market price at date vested (US$)	Lapsed in the year	At Dec. 31, 2013	Vesting period**
D.M. Bristow	Apr. 29, 2013	79.95	—	50,031	—	—	—	50,031	Each 1/5th of the award vests on the fulfilment of the relevant performance condition provided D.M. Bristow remains in office or employment with the company until April 29, 2016

* NASDAQ Global Select Market closing price on day preceding grant or if a public holiday, the next trading day.

* The first vesting condition in respect of 10,006 shares was met on September 24, 2013, however, these shares are held in trust subject to D.M. Bristow continuing in office or employment until April 29, 2016. The shares do not vest in full until that date.

Restricted Share Scheme

The Restricted Share Scheme was approved by shareholders on July 28, 2008. Awards are determined as a percentage of base salary, with the maximum annual award being 200% of base salary for the chief executive officer and 100% of base salary for the chief financial officer. For all awards granted since 2011, awards vest after three, four and five years subject to the achievement of operational and financial targets. In 2014, following feedback from shareholders, the Restricted Share Scheme has been simplified and now has a performance measurement period of four years and requires a holding period of one year beyond that performance measurement period for 100% of the vested award.

The award of performance shares under the Restricted Share Scheme for the CEO and CFO for 2013 will vest subject to the achievement of the following performance targets:

Level of vesting		Year 3	Year 4	Year 5
Additional reserves including reserve replacement
■	Nil	Less than 18%	Less than 24%	Less than 30%
■	40%	18%	24%	30%
■	Pro-rata 40% - 100% on a straight line basis	More than 18% and less than 30%	More than 24% and less than 40%	More than 30% and less than 50%
■	100%	30%	40%	50%
Additional reserves excluding reserve replacement
■	Nil	Less than 3%	Less than 4%	Less than 5%
■	40%	3%	4%	5%
■	Pro-rata 40% - 100% on a straight line basis	More than 3% and less than 15%	More than 4% and less than 20%	More than 5% and less than 25%
■	100%	15%	20%	25%

Level of vesting		After 3, 4 and 5 years
EPS growth
■	Nil	Less than 10% per annum
■	40%	10% per annum
■	Pro-rata 40% - 100% on a straight line basis	More than 10% and less than 20%
■	100%	20% per annum
Absolute TSR
■	Nil	Less than 8% per annum
■	40%	8% per annum
■	Pro-rata 40% - 100% on a straight line basis	More than 8% and less than 12%
■	100%	12% per annum

The award of performance shares under the Restricted Share Scheme for D.M. Bristow and G.P. Shuttleworh for 2014 will vest subject to the achievement of the following performance targets:

Level of vesting		Year 4
Additional reserves including reserve replacement
■	Nil	Less than 24%
■	40%	24%
■	Pro-rata 40% - 100% on a straight line basis	More than 24% and less than 40%
■	100%	40%
EPS growth
■	Nil	Less than 10% per annum
■	40%	10% per annum
■	Pro-rata 40% - 100% on a straight line basis	More than 10% and less than 20%
■	100%	20% per annum

Level of vesting		Year 4
Absolute TSR
■	Nil	Less than 8% per annum
■	40%	8% per annum
■	Pro-rata 40% - 100% on a straight line basis	More than 8% and less than 12%
■	100%	12% per annum

The following table summarizes all awards of shares to our executive directors and our non-executive directors outstanding, the market price on the NASDAQ Global Select Market at the date of award, the date of grant and the vesting schedule of the award.

Director	Date of award	Market price at date of award (US$)*	At Jan 1, 2013	Awarded in the year	Vested in the year	Market price at date vested (US$)	Lapsed in the year	At Dec. 31, 2013	Vesting period**

Executive directors’ restricted share scheme awards
D.M. Bristow	Jan 1, 2010	43.26	13,334	-	13,334	100.73	-	-	1/3rd vested Jan 1, 2013
	Jun 13, 2011	76.53	38,456		-	-	-	38,456	1/3rd vests Jun 13, 2014 1/3rd vests Jun 13, 2015 1/3rd vests Jun 13, 2016
	Mar 16, 2012	101.41	28,843	-	-	-	-	28,843	1/3rd vests Mar 16, 2015 1/3rd vests Mar 16, 2016 1/3rd vests Mar 16, 2017
	Mar 18, 2013	82.37	-	36,724	-	-	-	36,724	1/3rd vests Mar 18, 2016 1/3rd vests Mar 18, 2017 1/3rd vests Mar 18, 2018
G.P. Shuttleworth	Sep 4, 2009	56.99	18,000	-	18,000	79.06	-	-	1/3rd vested Sept 4, 2013
	Jun 13, 2011	76.53	8,121	-	-	-	-	8,121	1/3rd vests Jun 13, 2014 1/3rd vests Jun 13, 2015 1/3rd vests Jun 13, 2016
	Mar 16, 2012	101.41	6,462	-	-	-	-	6,462	1/3rd vests Mar 16, 2015 1/3rd vests Mar 16, 2016 1/3rd vests Mar 16, 2017
	Mar 18, 2013	82.37	-	8,401	-	-	-	8,401	1/3rd vests Mar 18, 2016 1/3rd vests Mar 18, 2017 1/3rd vests Mar 18, 2018
Non-executive directors’ restricted share awards (granted prior to 2012)
P. Liétard	Jan 1, 2011	81.60	400	-	400	100.73	-	-	1/3rd vested Jan 1, 2013
	Jun 23, 2011	80.03	800	-	400	100.73	-	400	1/3rd vested Jan 1, 2013 1/3rd vests Jan 1, 2014
	Jun 23, 2011	80.03	1,600	-	800	100.73	-	800	1/3rd vested Jan 1, 2013 1/3rd vests Jan 1, 2014
NP Cole Jr	Jan 1, 2011	81.60	400	-	400	100.73	-	-	1/3rd vested Jan 1, 2013
	Jun 23, 2011	80.03	800	-	400	100.73	-	400	1/3rd vested Jan 1, 2013 1/3rd vests Jan 1, 2014
CL Coleman	Jan 1, 2011	81.60	400	-	400	100.73	-	-	1/3rd vested Jan 1, 2013
	Jun 23, 2011	80.03	800		400	100.73	-	400	1/3rd vested Jan 1, 2013 1/3rd vests Jan 1, 2014
K Dagdelen	Jan 1, 2011	81.60	400	-	400	100.73	-	-	1/3rd vested Jan 1, 2013
	Jun 23, 2011	80.03	800		400	100.73	-	400	1/3rd vested Jan 1, 2013 1/3rd vests Jan 1, 2014
RI Israel^	Jan 1, 2011	81.60	400	-	400	100.73	-	-	1/3rd vested Jan 1, 2013
	Jun 23, 2011	80.03	800	-	400	100.73	-	400	1/3rd vested Jan 1, 2013 1/3rd vests Jan 1, 2014
J Kassum^^	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
J Mabunda Lioko^^^^	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
A Quinn	Nov 1, 2011	110.28	800	-	400	100.73	-	400	1/3rd vested Jan 1, 2013 1/3rd vested Jan 1, 2014
K Voltaire	Jan 1, 2011	81.60	400	-	400	100.73	-	-	1/3rd vested Jan 1, 2013
	Jun 23, 2011	80.03	800	-	400	100.73	-	400	1/3rd vested Jan 1, 2013 1/3rd vested Jan 1, 2014
*	NASDAQ Global Select Market closing price on day preceding date of grant or if a public holiday, the next trading day.

**	Vesting of the executive directors’ award is subject to performance conditions.
^	Mr. Israel did not stand for reappointment as a director and resigned at the 2012 shareholders’ annual general meeting on April 30, 2012. At March 23, 2012, which is the last date Mr.Israel made his shareholding available to the company, Mr. Israel held 41,163 ordinary shares in the company.
^^	Mr.Kassum was appointed to the board on January 31, 2014.
^^^^	Mrs. Mabunda Lioko was appointed to the board on January 28, 2013.

Non-executive director share awards at our annual general meetings

Director	Date of Vesting*	Number of Shares awarded	Market price at date of vesting (US$)
P. Liétard	April 30, 2012	1,200	89.15
	April 29, 2013	1,200	81.43
NP Cole Jr	April 30, 2012	1,200	89.15
	April 29, 2013	1,200	81.43
CL Coleman	April 30, 2012	1,200	89.15
	April 29, 2013	1,200	81.43
K Dagdelen	April 30, 2012	1,200	89.15
	April 29, 2013	1,200	81.43
J Kassum^	April 30, 2012	n/a	-
	April 29, 2013	n/a	-
J Mabunda Lioko^^	April 30, 2012	n/a	-
	April 29, 2013	1,200	81.43
A Quinn	April 30, 2012	1,200	89.15
	April 29, 2013	1,200	81.43
K Voltaire	April 30, 2012	1,200	89.15
	April 29, 2013	1,200	81.43
*	The date of vesting is the date of grant being the annual general meeting at which the grant of the awards were approved.
^	Mr. Kassum was appointed to the board on January 31, 2014.
^^	Mrs. Mabunda Lioko was appointed to the board on January 28, 2013.

Co-Investment Plan

The Co-Investment Plan rewards sustained performance relative to the group’s peers over a three year period. Each year, one third of any annual bonus earned is compulsorily deferred and an executive director may also choose to commit further shares to the Co-Investment Plan. The maximum commitment which may be made in the Co-Investment Plan is 200% of base salary by the CEO and 100% of base salary by the CFO. Committed shares must be retained for three years and may be matched, depending on relative TSR performance over three years against the Euromoney Global Gold Index.

If, after three years, the TSR performance of the company equals or exceeds the performance of the Euromoney Global Gold Index, then the committed shares may be matched on a stepped scale, as shown in the next table. The maximum level of matching is one for one and is awarded for TSR performance of 10% per year (compounded) above the Euromoney Global Gold Index. This is considered to be a stretching level of performance and the remuneration committee considers this target to be challenging in the context of the company’s historical sustained outperformance of the market.

Three year TSR (performance per annum)

Level of matching on committed shares

Compound growth (per annum)	Awards made in 2012	Awards made in 2013	Awards made in 2014

Below the index	Nil	Nil	Nil
Equal to the index	0.4 for 1	0.3 for 1	0.3 for 1
Index +2%	0.52 for 1	0.44 for 1	0.44 for 1

Level of matching on committed shares

Compound growth (per annum)	Awards made in 2012	Awards made in 2013	Awards made in 2014

Index +4%	0.64 for 1	0.58 for 1	0.58 for 1
Index +6%	0.76 for 1	0.72 for 1	0.72 for 1
Index +8%	0.88 for 1	0.86 for 1	0.86 for 1
Index +10%, or higher	1 for 1	1 for 1	1 for 1

In 2013, D.M. Bristow committed 36,724 shares, and was granted an equal matching award under the Co-Investment Plan. In 2013, G.P. Shuttleworth committed 8,401 shares, and was granted an equal matching award under the Co-Investment Plan (as shown in the table below).

Director	Date of award	Market price at date of award (US$)*	At Jan 1, 2013	Awarded in the year	Vested in the year	Market price at date vested (US$)	Lapsed in the year	At Dec 31, 2013	Vesting**
D.M. Bristow	Jun 13, 2011	76.53	38,456	-	-	-	-	38,456	Vests Jan 1, 2014
	Mar 16, 2012	101.49	28,843	-	-	-	-	28,843	Vests Jan 1, 2015
	Mar 18, 2013	82.37		36,724	-	-	-	36,724	Vests Jan 1, 2016
G.P. Shuttleworth	Jun 13, 2011	76.53	8,121	-	-	-	-	8,121	Vests Jan 1, 2014
	Mar 16, 2012	101.49	6,462	-	-	-	-	6,462	Vests Jan 1, 2015
	Mar 18, 2013	82.37	-	8,401	-	-	-	8,401	Vests Jan 1, 2016

* NASDAQ Global Select Market dosing price on day preceding date of grant or if a public holiday, the next trading day.

** Vesting is subject to performance conditions.

Vesting of share plan awards for the performance period ending in 2013

The following awards, granted to the CEO and CFO, vested (or were capable of vesting) in respect of a performance period ending in 2013:

D.M. Bristow

Co-Investment Plan

Date of Grant	Award of shares	Date of vesting	Number of award shares vested
June 13, 2011	38,456	Jan 1, 2014	38,456

Performance Share Award

Date of Grant	Award of shares	Date of vesting	Number of award shares vested
April 29, 2013	50,031	Sept 24, 2013*	10,006

* Full vesting only on April 29, 2016 as detailed in “CEO Performance Shares” above.

G.P. Shuttleworth

Restricted Share Scheme

Date of Grant	Award of shares	Date of vesting	Number of award shares vested
Sept 2, 2009	54,000	Sept 2, 2013	18,000

Co-Investment Plan

Date of Grant	Award of shares	Date of vesting	Number of award shares vested
Jun 13, 2011	8,121	Jan 1, 2014	8,121

The vesting of the above Co-Investment awards in respect of D.M. Bristow and G.P. Shuttleworth were subject to a performance condition which measures the company’s Total Shareholder Return (TSR) performance against the Euromoney Global Gold Index (formerely named the HSBC Global Gold Index). As the Company’s TSR performance exceeded the Index by over 35%, the performance condition was met in full in respect of each of the awards and accordingly, the awards vested in full on the dates set out in the above tables.

The vesting of the one-fifth of the performance shares for D.M. Bristow was dependent on a number of conditions the first of which is the first gold pour at the Kibali gold mine which occurred on September 24, 2013. Accordingly, 10,006 shares met the performance condition at a value of US$71.54. These shares will be transferred to D.M. Bristow provided that he is in office or employment by us on April 29, 2016.

The vesting of the above restricted share scheme award for G.P. Shuttleworth, was subject to G.P. Shuttleworth achieving a satisfactory individual performance rating (Individual Performance Condition) and the performance of the company’s TSR. The TSR performance condition for the award relates to the measurement of the company’s TSR over the one year performance period against that of the Euromoney Global Gold Index. The award would vest in full provided the company’s TSR performance out-performed the index, and the awards would not vest where the company’s TSR performance falls below that of the Index.

The Individual Performance Condition for the restricted share scheme awards relates to the individual performance rating of the executive director over the one year performance period.

Both our TSR performance and the Individual Performance Condition were satisfied in respect of the above restricted share scheme award, resulting in the maximum number of shares vesting on September 2, 2013 and at a value of US$79.06 per vested share. TSR is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends. Data is based on a one month average of trading day values.

The following tables set forth the aggregate compensation for each of the directors, firstly the executive directors and secondly the non-executive directors:

	Base Salary December 31,				Annual Bonus December 31,		Other Payments* December 31		Total December 31,

	2013 ($)		2012 ($)		2013 ($)	2012 ($)	2013 ($)	2012 ($)	2013 ($)	2012($)

Executive
D.M. Bristow (CEO)	1,575,000		1,500,000		2,565,956	2,580,243	2,170,219	2,625,706	6,311,175	6,705,949
G.P Shuttleworth (CFO)	738,230	**	692,941	**	1,184,771	1,100,270	545,417	959,685	2,468,418	2,752,896
TOTAL	2,313,230		2,192,941		3,750,727	3,680,513	2,715,636	3,585,391	8,779,593	9,458,845

*	Other payments include expenses for restricted share awards, performance share awards and Co-Investment Plan awards which have been costed in accordance with IFRS 2, based on the valuation at the date of grant rather than the value of the awards that vested in the year. Vesting is subject to a number of vesting conditions which may or may not be achieved.
**	Mr G.P. Shuttleworth’s salary is paid in GBP. The effective exchange rate used to convert his pay to US dollars in the above table is US$1: GBP1.56 (2012: US$1: GBP1.615).

	Fees		Other payments		Total
Non-Executive Director	2013	2012	2013	2012*	2013	2012
P Lietard	250,000	250,000	94,548	381,564	344,548	631,564
NP Cole Jr	135,000	135,000	94,548	189,492	229,548	324,492
CL Coleman	120,000	120,000	94,548	189,492	214,548	309,492
K Dagdelen	60,000	60,000	94,548	189,492	154,548	249,492
RI Israel^	n/a	20,000	-	96,360	-	116,360
J Kassum^^	n/a	n/a	n/a	n/a	n/a	n/a
J Mabunda Lioko^^^	45,833	n/a	94,548	n/a	140,381	n/a
AJ Quinn	85,000	85,000	94,548	189,492	179,548	274,492
K Voltaire	125,000	125,000	94,548	189,492	219,548	314,492
Total	820,833	795,000	661,836	1,425,384	1,482,669	2,220,384

*	Pursuant to the authority granted at the May 2011 AGM, each non-executive director who was a director at that time, was awarded 1,200 restricted shares (US$80.03 per share) effective June 23, 2011, with the chairman receiving an additional 2,400 restricted shares (US$80.03 per share). One-third of these restricted shares vested on January1, 2012, one-third vested on January 1, 2013 and the final one-third vests on January 1, 2014. These restricted share award grants have been costed in full in accordance with IFRS within the 2012 financial year. In addition, each non-executive director was awarded 1,200 shares pursuant to the approval granted at 2012 AGM on April 30, 2012, which vested immediately and have also been fully costed. In 2013, other payments consisted only of the annual 1,200 award to each non-executive director approved at the AGM (US$78.79 per share).
^	Mr. Israel did not stand for reappointment as a director and resigned at the 2012 annual general meeting on April 30, 2012.
^^	Mr. Kassum was appointed to the board on January 31, 2014.
^^^	Mrs. Mabunda Lioko was appointed to the board of January 28, 2013.

The high and low share prices for our ordinary shares for 2013 on the London Stock Exchange were £64.66 and £37.03, respectively, and our high and low price for our ADSs on the NASDAQ Global Select Market were $102.02 and $60.90, respectively. The ordinary share price on the London Stock Exchange and the price of an ADS on the NASDAQ Global Select Market at December 31, 2013, the last day of trading, were £37.90 and $62.81, respectively.

The total number of awards of restricted shares granted at February 28, 2014, including shares subject to vesting conditions, held by executive officers were as follows:

Name	Number of Awarded Shares
J. Steele	40,000
W. Jacobs	24,000
S. Touré	24,000
M.A. Welsh	30,000

C. BOARD PRACTICES

Directors’ Terms of Employment

We have entered into contracts of employment with our executive directors Dr. D.M. Bristow and Mr. G.P. Shuttleworth with a notice period of six months.

We have entered into letters of appointment with our non-executive directors. Each director is subject to re-election annually by our shareholders in accordance with the provisions of the United Kingdom Corporate Governance Code (2012 Edition).

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

Audit Committee

Membership of the audit committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act and the guidelines of the United Kingdom Corporate Governance Code (2012 Edition). The audit committee is comprised of three independent non-executive directors. The members of the audit committee are Dr. K. Voltaire (chairman), Mr. C.L. Coleman and Mr. A.J. Quinn. Mrs. J. Mabunda Lioko and Mr. Kassum will join the audit committee on May 3, 2014 and Mr. Coleman will step down from the committee on May 6, 2014. All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and us in respect of the audit and corporate governance functions.

The board adopted the audit committee’s terms of reference on January 30, 2012 and following a review by the audit committee on January 27 and on January 30 2014, the audit committee agreed its terms of reference did not require amendment. A copy of the audit committee’s terms of reference is available on the company’s website . The committee’s mandate, as delegated by the board, is to provide advice for the board regarding its oversight responsibilities and its duties, roles and responsibilities include the following:

•	Monitoring the integrity of the financial statements and formal announcements relating to the group’s financial performance and reviewing significant financial and other reporting judgments;

•	Reviewing the accounting principles, policies and practices which have been adopted by the group in the preparation of the annual financial statements, financial reporting issues and disclosures in the financial reports;

•	Reviewing and monitoring the effectiveness of the group’s internal control and risk management systems, including reviewing the process for identifying, assessing and reporting key risks and control activities;

•	Approving the internal audit plan and reviewing regular reports from the head of internal audit on the effectiveness of the internal control system;

•	Making recommendations to the board on the appointment, re-appointment or change of the group’s external auditors and approving the remuneration and terms of engagement of the group’s external auditors;

•	Overseeing the board’s relationship with the external auditors and ensuring the group’s external auditors’ independence and objectivity and the effectiveness of the audit process is monitored and reviewed;

•	Developing, implementing and maintaining a policy on the engagement of the group’s external auditors’ supply of non-audit services;

•	Reporting to the board any matters which have been identified that the committee consider need to be considered, actioned or improved upon;

•	Monitoring the group’s compliance with legal and regulatory requirements including ensuring that effective procedures are in place relating to the group’s whistleblowing and anti-corruption policies; and

•	Assessing whether the annual report, considered in its entirety, is fair, balanced and understandable, then subsequently recommending its approval to the board.

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

Our internal audit function plays a critical role in the functioning of the audit committee with the head of internal audit reporting directly to the committee with an administrative line to the chief financial officer. The group’s internal control processes and systems are monitored by the group’s internal audit function. In 2013, a formal internal audit plan, which was reviewed and approved by the audit committee, was executed across the group’s operations using internal resources and supplemented through the engagement of external practitioners upon specified terms. The head of internal audit has unrestricted access to both the chief executive officer and the chief financial officer, the board chairman and the chairman of the audit committee and is invited to attend and present on the activities of the internal audit function at all meetings of the audit committee. The board is confident that the unfettered access of the internal audit function to key board members and the direct and regular reporting to the audit committee enables the function to discharge its duties as required by law and in fulfillment of its obligations to the company. In addition, the audit committee meets regularly with internal and external auditors without the presence of management.

Remuneration Committee

The remuneration committee reviews the remuneration of directors and senior management and determines the structure and content of the senior executives’ remuneration packages by reference to a number of factors including current business practice and our prevailing business conditions and the mining and exploration industry. The remuneration committee is committed to the principles of accountability and transparency, and to ensuring that remuneration arrangements align reward with performance. The remuneration committee is guided by its terms of reference. The members of the remuneration committee are Mr. N.P. Cole Jr. (chairman), Dr. K. Voltaire and Mr. C.L. Coleman. Mr. Quinn will join the remuneration committee on May 3, 2014.

The remuneration committee’s responsibilities include:

•	Determining the remuneration policy and its specific application to the executive directors, as well as its general application to the senior executives below the main board;

•	The determination of levels of reward for the executive directors;

•	Providing guidance on evaluating the performance of the CEO, management development plans and succession planning;

•	Awards to be made under the Restricted Share Scheme and the Co-Investment Plan; and

•	Communication with shareholders on the remuneration policy and the remuneration committee’s work on behalf of the board.

Governance and Nomination Committee

The governance and nomination committee’s function is to assist the board in identifying qualified individuals who are willing and have the necessary independence and skills to act as directors of the company and be members of the board’s committees. The committee also develops and monitors a process for evaluating the board’s effectiveness and oversees the company’s Code of Conduct. The governance and nomination committee is guided by its terms of reference. In addition, the committee at the request of the board, interviews and recruits any future board members. The members of the governance and nomination committee are Messrs. P. Liétard (chairman), N.P. Cole, Jr. (senior independent non-executive director), C.L. Coleman and Dr. K. Dagdelen. Mr. Kassum will join the governance and nomination committee on May 3, 2014 and Mr. Liétard will step down from the committee on May 6, 2014 to be replaced by Mr. Coleman, who will chair the governance and nomination committee with effect from that date.

The governance and nomination committee’s responsibilities include:

•	Reviewing the structure, size and composition of the board and making recommendations to the board with regard to any desired changes;

•	Identifying, evaluating and recommending, for board approval, candidates to fill board vacancies as and when they arise;

•	Making recommendations to the board with regard to membership of the audit committee and remuneration committee and any other of the board’s committees in consultation with the chairmen of those committees;

•	Making recommendations on the constitution of the board to ensure there is a balanced board in terms of skills, knowledge, independence and experience;

•	Succession planning for directors and other senior executives of the company;

•	Assessing a director’s potential conflict of interest and making recommendations to the board; and

•	Making recommendations to the board concerning suitable candidates for the role of senior independent director.

D. EMPLOYEES

At the end of each of the past three years, the breakdown of employees, including our subsidiaries by main categories of activity was as follows:

At December 31,	2011	2012	2013

Gounkoto	12	53	163
Morila	324	415	397
Loulo	521	600	947
Tongon	410	410	533
Kibali	139	181	516
Total	1,406	1,742	2,556

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

No options were awarded to staff in terms of the Employee Share Option Scheme during 2013.

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

Co-Investment Plan

Our Co-Investment Plan approved by shareholders on May 4, 2011, rewards sustained performance relative to global peers over a three year period.

To encourage longer-term alignment of executive director remuneration with shareholder interests, one third of any annual bonus earned is compulsorily deferred and paid in shares after three years under the Co-Investment Plan. Deferred bonuses are subject to clawback in the event of a material misstatement of the financial statements and accounts on which they were based. An executive director may also choose to commit further shares to the Co-Investment Plan, up to 200% of base salary in the case of the chief executive officer and up to 100% of base salary in the case of the chief financial officer. Committed shares must be retained for three years and may be matched, based on our relative total shareholder return performance over three years against the Euromoney Global Gold Index.

The Board, in its discretion, may grant awards under this Plan to any of our employees, including any executive director, who is required to devote substantially the whole of his working time to his employment or office, provided that the employee agrees to retain shares for three years, as described above. In 2012, the board decided to extend the scheme to senior managers of the company.

CEO Performance Shares

At the 2013 annual general meeting, shareholders approved a one-off award of performance shares to D.M. Bristow. The vesting of the performance shares is subject to the achievement of the conditions set out below and D.M. Bristow continuing to hold office or employment with the company during the period of three years from April 29, 2013, the date of grant of the award of performance shares. The achievement of each of the following conditions, which reflect the value enhancement and focus on establishing and operating our flagship Kibali gold mine, will result in the vesting of one-fifth of the shares subject to the award:

•	the first gold pour occurs at the Kibali gold mine;
•	the cumulative production at the Kibali gold mine in aggregate equals or exceeds 500,000oz of gold;
•	gold production of the Randgold group in aggregate equals or exceeds 1Moz per annum, for any financial year of the company;
•	the vertical shaft at the Kibali gold mine is completed and signed-off by the contractor of the vertical shaft and by the representative of Kibali gold mine; and
•	the Nzoro 2 hydroelectric power station (which is currently under construction) provides electricity to the Kibali gold mine.

Vesting of each one-fifth of the award is to occur on the later of the expiration of the third anniversary after the date of grant and the date on which a condition is achieved provided D. M. Bristow holds office or employment as at the date of achievement of the condition. The award is subject to clawback (up to a maximum amount value of $4,000,000) at the discretion of the remuneration committee where a material misstatement is found contained in the annual report and accounts of the company on which vesting of the award (or any part thereof) is or is to be based.

Item 7. Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

As of February 28, 2014, our issued share capital consisted of 92,548,339 ordinary shares with a par value of $0.05 per share. To our knowledge we are not, directly or indirectly, owned or controlled by another corporation, any foreign government or other person.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 28, 2014, by:

•	Any person of whom the directors are aware that is interested directly or indirectly in 3% or more of our ordinary shares;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of February 28, 2014, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person.

Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE2 4WJ, Channel Islands.

	Shares Beneficially Owned

Holder	Number	%

D.M. Bristow	714,963	0.773
G.P. Shuttleworth	70,511	0.076
N.P. Cole Jr.	9,327	0.010
C. L. Coleman	8,600	0.009
K. Dagdelen	4,800	0.005
P. Liétard	41,227	0.045
A.J. Quinn	4,200	0.005
K. Voltaire	9,327	0.010
J. Mabunda Lioko	1,200	0.001
J. Kassum (1)	0	0
BNY (Nominees) Limited (2) One Canada Square, London, E14 5AL	48,627,583	52.54
Wells Fargo & Company (3) 420 Montgomery Street, San Francisco, CA 94104	5,624,454	6.10
BlackRock Inc. (4) 40 East 52nd Street New York, NY 10022	15,340,979	16.6
Van Eck Associates Corporation (5) 335 Madison Ave, 19th Floor New York, NY 10017	7,293,072	7.91
Vontobel Holding AG, Gottardstrasse 43, CH-8022, Zurich, Switzerland	4,616,426	5.01
Directors and executive officers (6)	864,155	0.934

(1)	Mr. J. Kassum was appointed to the board on January 31, 2014.

(2)	Shares held by BNY (Nominees) Limited are held for and on behalf of our ADS holders.
(3)	Wells Fargo & Company reported in its Schedule 13G/A filed with the Securities and Exchange Commission on February 4, 2014 that its beneficial ownership in us amounted to 5,624,454 ordinary shares (6.10%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited. Wells Fargo & Company reported that it has shared voting power with respect to 5,621,006 shares and shared dispositive power with respect to 5,623,784 shares.
(4)	BlackRock Inc. reported in its Schedule 13G/A filed with the Securities and Exchange Commission on January 10, 2014 that its beneficial ownership in us amounted to 15,340,979 ordinary shares (16.6%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.
(5)	Van Eck Associates Corporation reported in its Schedule 13G/A filed with the Securities and Exchange Commission on February 12, 2014 that its beneficial ownership in us amounted to 7,293,072 ordinary shares (7.91%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.
(6)	No director or executive officer beneficially owns in excess of 1% of the outstanding ordinary shares.

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by our other shareholders.

At December 31, 2013, a total of 48,519,343 ordinary shares (or 52.57 percent of issued ordinary share capital) were held by The Bank of New York Mellon as depositary for our American Depositary Receipt program. Each American Depositary Share (ADS) is equivalent to one ordinary share in the company. At December 31, 2013 the number of persons who were registered holders of ADSs was reported at 81. Randgold is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

All shareholders have the same voting rights.

As at December 31, 2013 there were 1,442 holders of record of our ordinary shares. Of these holders 5 had registered addresses in the United States and held a total of 9,667 ordinary shares, approximately 0.01% percent of the total outstanding shares. In addition, certain accounts of record with registered addresses outside the United States, including The Bank of New York Mellon, hold our ordinary shares in whole or in part, beneficially for United States persons.

At February 28, 2014 46,627,583 ADSs or approximately 52.54 percent of total issued share capital, were issued and outstanding and held of record by approximately 83 registered holders.

Insofar as is known to us, there was no person who, directly or indirectly, joint or severally, exercised or could exercise control over Randgold nor is Randgold aware of any arrangements which might result in a change of control of Randgold.

B. RELATED PARTY TRANSACTIONS

Other than as referred to below, none of our directors, officers or major shareholders or, to our knowledge, their families, had any interest, direct or indirect, in any transaction during the last fiscal year or in any proposed transaction which has affected or will materially affect us or our investment interests or subsidiaries. Refer to Note 20 on page F-56 of this Annual Report for details provided on related party transactions that existed on December 31, 2013.

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

	Price Per Ordinary Share		Price Per ADS

Financial Period Ended	High(£)	Low (£)	High ($)	Low ($)

December 31, 2013	64.65	37.03	102.2	60.90
December 31, 2012	77.75	45.96	126.88	73.13
December 31, 2011	75.55	44.25	119.44	71.47
December 31, 2010	66.55	42.09	105.12	67.29
December 31, 2009	53.45	25.10	88.45	36.76

	Price Per Ordinary Share		Price Per ADS

Calendar Period	High(£)	Low(£)	High($)	Low($)

2014
First Quarter (through February 28, 2014)	49.39	36.00	81.89	59.19
2013
Fourth Quarter	50.25	37.03	79.77	60.90
Third Quarter	54.40	39.93	84.61	60.17
Second Quarter	56.90	39.34	85.69	60.44
First Quarter	64.66	53.25	102.02	79.51
2012
Fourth Quarter	77.75	53.90	124.98	96.29
Third Quarter	76.15	54.10	123.71	83.73
Second Quarter	60.35	45.96	94.43	73.13
First Quarter	75.65	53.70	118.01	86.96

	Price Per Ordinary Share		Price Per ADS

Calendar Month	High (£ )	Low (£)	High ($)	Low ($)

2014
February	49.39	41.70	81.89	70.11
January	43.29	36.00	71.50	59.19
2013
December	43.19	37.03	69.25	60.90
November	50.25	41.84	79.33	67.52
October	49.38	42.42	79.77	67.68
September	51.70	43.76	80.43	69.79

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

The authorized share capital is $6,000,000 divided into 120,000,000 ordinary shares of $0.05 each, of which 92,548,339 were issued as at February 28, 2014 and 27,451,661 were available for issue.

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

Articles of Association

We last updated our Articles of Association following our annual general meeting on May 3, 2011, where we adopted by special resolution a modern set of articles that a London Stock Exchange listed company should have. At the same time, changes were made to reflect new requirements imposed by the United Kingdom Listing Authority on “premium listed” companies.

The shareholders will be asked at our annual general meeting to be held on May 6, 2014 to approve a number of amendments to the Articles of Association: (i) relating to the payment of scrip dividends: (ii) to allow the company to supply notices, documents or information by means of a website (or other electronic means), rather than by sending printed copies to shareholders; and (iii) to bring the Articles of Association in line with the procedure historically adopted to pay the non-executive director’s fees partly in shares.

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

We may, with the authority of an ordinary resolution, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares of the company or by the distribution of assets, or in any one or more of those ways.

We may also with the prior authority of an ordinary resolution, and subject to such conditions as we may determine, offer to holders of shares the right to elect to receive new shares, credited as fully paid, instead of the whole, or some part, to be determined by us, of any dividend specified by the ordinary resolution.

The Board has discretion under the Articles of Association to pay dividends in a currency other than US dollars.

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

We may, in exceptional circumstances approved by the Financial Conduct Authority, refuse to register the transfer of shares provided that such refusal would not disturb the market in those shares. Subject to the requirements of the Financial Conduct Authority, we may, in our absolute discretion and without giving any reason, refuse to register any transfer of a certificated share on which we have a lien, provided that where any such shares are admitted to the Official List of the United Kingdom Listing Authority such discretion may not be exercised in a way which the Financial Conduct Authority or the London Stock Exchange regards as preventing dealings in the shares of the relevant class or classes from taking place on an open or proper basis.

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

Directors obliged to notify us of their shareholding in the Company

The Articles of Association incorporate the requirements of Rule 3 of the DTRs and directors are obliged to notify us of their shareholding. A director is also required to notify us of any increase in the number of shares he holds and if he disposes of any shares. Notification must also be given by a director where he has entered into an option or warrant to acquire or dispose of shares. The notification obligation is quite wide as it also extends to any shares held by a director’s spouse or civil law partner; child or step-child, and any of their siblings; and any relative of a director who has shared the same household with the director over 12 months preceding the director’s appointment. A director is also required to notify us if he or any of his family members’ hold 33% of the voting rights of a corporate entity. We are also under an obligation to use our reasonable endeavors to procure that the directors and those discharging managerial responsibilities and their connected persons comply with Rule 3 of the DTRs.

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

Remuneration of Directors

Our directors shall be entitled to receive by way of fees for their services as directors any sum that we may from time to time determine, not exceeding in aggregate $1,000,000 per annum or any other sum as we, by ordinary resolution in a general meeting, shall from time to time determine. That sum, unless otherwise directed by ordinary resolution of us by which it is voted, shall be divided among the non-executive directors in the proportions and in the manner that the board determines or, if the board has not made a determination, equally. The directors are entitled to be repaid all traveling, hotel and other expenses properly incurred by them in or about the performance of their duties as directors. The shareholders will be asked at the annual general meeting of the company in May 2014 to approve the increase of the $1,000,000 per annum amount to $1.5 million.

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

C. MATERIAL CONTRACTS

1. Executive Service Agreement between Randgold Resources Limited and Dennis Mark Bristow, dated June 13, 2011, as amended by the Variation to the Service Agreement between Randgold Resources and Dennis Mark Bristow dated January 28, 2013.

We entered into an employment contract with Dr. Bristow in respect of his position as Chief Executive Officer. Pursuant to the employment contract, Dr. Bristow’s employment will continue for an indefinite period unless terminated by either party upon not less than six months’ prior written notice. The employment contract provides that Dr. Bristow’s salary is $1,575,000 per annum, subject to review by the board of directors annually. In addition, the employment contract provides that Dr. Bristow is eligible to participate in the Randgold Resources Limited Annual Bonus Plan, and that the board of directors will consult with Dr. Bristow with respect to the establishment of performance targets and goals under the Annual Bonus Plan.

2. Executive Service Agreement between Randgold Resources Limited and Graham P. Shuttleworth, dated June 13, 2011, as amended by the Variation to the Executive Service Agreement between Randgold Resources and Graham P. Shuttleworth dated January 28, 2013.

We entered into an employment contract with Mr. Shuttleworth in respect of his position as Chief Financial Officer. Pursuant to the employment contract, Mr. Shuttleworth’s employment will continue for an indefinite period unless terminated by either party upon not less than six months’ prior written notice. The employment contract provides that Mr. Shuttleworth’s salary is £472,000 per annum, subject to review by the board of directors annually. In addition, the employment contract provides that Mr. Shuttleworth is eligible to participate in the Randgold Resources Limited Annual Bonus Plan, and that the board of directors will consult with Mr. Shuttleworth with respect to the establishment of performance targets and goals under the Annual Bonus Plan.

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

4. Appointment letters with our non-executive directors: (i) Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Andrew Quinn, (ii) Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Christopher Coleman, (iii) Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Kadri Dagdelen, (iv) Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Karl Voltaire, (v) Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Norborne Cole Jr., (vi) Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Philippe Liétard (vii) Appointment Letter, dated January 28, 2013, between Randgold Resources Limited and Jeanine Mabunda Lioko and (viii) Appointment Letter, dated January 31, 2014, between Randgold Resources Limited and Jemal-ud-din Kassum.

Pursuant to the appointment letters with the non-executive directors, each non-executive director’s appointment as a non-executive director is contingent upon re-election at the forthcoming annual general meetings and the appointment is terminable by either party upon three months’ notice. The appointment letters provide that a non-executive director is entitled to receive a fee of $50,000 per year (payable half yearly in arrears). In addition, if a non-executive director is appointed to serve on a board committee, the fees payable will be as follows: Audit Committee—$35,000 per year; Remuneration Committee—$25,000 per year; Nomination & Governance Committee—$10,000 per year, and the chairman of a board committee is entitled to receive an additional premium to the committee assignment fee of $15,000 per year. Each non-executive director shall receive 1,200 ordinary shares in the company per year subject to approval of shareholders at the company’s annual general meeting. Mr. Cole’s appointment letter provides that in addition, as the appointed senior independent director and in lieu of any committee assignment fee, he will receive an additional $85,000. Mr. Liétard’s appointment letter provides that he will receive $50,000 per year which is paid in conjunction with an additional sum for the chairman of $200,000 in lieu of any committee assignment fees.

5. Deeds of indemnity: (i) Deed of Indemnity, dated April 30, 2012, between Randgold Resources Limited and Andrew Quinn, (ii) Deed of Indemnity, dated January 28, 2013, between Randgold Resources Limited and Jeanine Mabunda Lioko and (iii) Deed of Indemnity, dated January 31, 2014, between Randgold Resources Limited and Jemal-ud-din Kassum.

We entered into a deed of indemnity with Andrew Quinn pursuant to which the company shall indemnify Mr. Quinn for claims, liabilities, costs charges, expenses or losses which may be made against him or which he may incur as a result of his directorship, subject to certain exclusions and limitations.

We entered into a deed of indemnity with Jeanine Mabunda Lioko pursuant to which the company shall indemnify Mrs. Mabunda Lioko for claims, liabilities, costs charges, expenses or losses which may be made against her or which she may incur as a result of her directorship, subject to certain exclusions and limitations.

We entered into a deed of indemnity with Jemal-ud-din Kassum pursuant to which the company shall indemnify Mr. Kassum for claims, liabilities, costs charges, expenses or losses which may be made against him or which he may incur as a result of his directorship, subject to certain exclusions and limitations.

6. Facility Agreement dated May 17, 2013 between Randgold Resources Limited, HSBC Securities (USA), Inc., HSBC Bank PLC and other financial institutions.

We entered into a US$200.0 million unsecured revolving credit facility with HSBC and a syndicate of three other banks which matures in May 2016 and is at present undrawn. The interest rate, if drawn, would be LIBOR plus 1.5% per annum based on the company's current level of leverage. The facility includes financial covenants in respect of EBIT, EBITDA, net finance charges, tangible net worth, total debt, debt cover and interest cover.

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

Currently, there is no double tax treaty or similar convention between the United States and Jersey although on December 13, 2013, Jersey and the United States signed an agreement to improve international tax compliance and to implement the US Foreign Account Tax Compliance Act (FATCA). FATCA applies to financial institutions outside the United States. Under the relevant provisions of FATCA we are a non-financial foreign institution and as such we have no obligation under FATCA.

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

Prior to 2012, the Income Tax Law made provision for the taxation of an individual who is a shareholder or ultimate beneficial owner resident in Jersey who owns 2% or more of the shares of a company resident in Jersey or with a permanent establishment in Jersey, however with effect from January 1, 2012 these rules have been repealed. New anti-avoidance rules came into force from January 1, 2013 which extend the range of what is a potentially taxable distribution to Jersey resident shareholders and this may now include repayment of loan principal, proceeds received in the course of winding up, share repurchase/redemption, etc.

Taxation of Capital Gains and Estate and Gift Tax

Under current Jersey law, there are no death or estate duties, capital gains, gift, wealth, inheritance or capital transfer taxes. No stamp duty or other transfer tax is levied in Jersey on the issue or transfer of ordinary shares or ADSs unless such transfer conveys the right to occupy Jersey land. Probate Stamp Duty (“PSD”) is charged on the application for Grants of Probate and Letters of Administration. For individuals domiciled in Jersey, the whole of their estate is subject to PSD, while for individuals domiciled outside of Jersey, just their Jersey situs assets (including shares in Jersey companies) are subject to PSD. The current rates of PSD are:

•   on estates which do not exceed £10,000 no PSD is due;

•   on estates of more than £10,000, but which do not exceed £100,000, PSD is due at the rate of 0.5%; and

•   on estates of more than £100,000, PSD of £500 is due in respect of the first £100,000 of value and then 0.75% on the value of the estate exceeding £100,000, however total PSD may not exceed £100,000, which equates to an estate worth £13,360,000.

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

This summary has no binding effect or official status of any kind; there can be no assurance that the conclusions reached below would be sustained by a court if challenged by the US Internal Revenue Service.

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

Individual US holders are eligible for reduced rates of US federal income tax (currently at a maximum rate of 20%) in respect of “qualified dividend income”. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met and either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty which provides for the exchange of information. For this purpose, ADSs listed on the NASDAQ exchange are considered to be readily tradable on an established securities market in the United States. Therefore, we currently believe that dividends paid with respect to our ADSs will constitute qualified dividend income for US federal income tax purposes, provided the individual US holders of our ADSs meet certain holding period requirements. However, since our ordinary shares are not listed on an established securities market in the United States and we are not eligible for the benefits of a comprehensive US income tax treaty which provides for the exchange of information , we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. Furthermore, if we are a passive foreign investment company, as discussed below under the heading “Passive Foreign Investment Company Rules”, in the taxable year of the distribution or the preceding tax year, the dividends paid with respect to our ADSs will not constitute qualified dividend income. US holders should consult their own tax advisors regarding the classification of any distributions from us as qualified dividend income.

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

We believe that we currently are not a PFIC and do not expect to become a PFIC in 2014. However, there is significant uncertainty in the application of the PFIC rules to mining enterprises such as ourselves as a result of the interplay of several sets of tax rules. In addition, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, the market price of our ordinary shares, and the amount and type of our gross income, there can be no assurance that we will not become a PFIC in the future or that the US Internal Revenue Service will agree with our conclusion that we are not a PFIC now.

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

A US holder who beneficially owns stock in a PFIC may be required to file an annual information return on Internal Revenue Service Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund). The US Treasury and IRS continue to issue new guidance regarding these information reporting requirements. US holders should consult their own tax advisors regarding the application of the information reporting rules to our ADSs or ordinary shares and how they may apply to their particular circumstances.

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

Backup Withholding and Information Reporting

Payments to US holders in respect of our ordinary shares or ADSs may be subject to information reporting to the US Internal Revenue Service and to backup withholding tax at a rate of 28%.

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

In addition, US holders should be aware of annual reporting requirements on Internal Revenue Service Form 8938 (Statement of Specified Foreign Financial Assets) with respect to the holding of certain foreign financial assets, including our ordinary shares and ADSs that are not held in an account maintained by certain types of financial institutions, if the aggregate value of all of such assets exceeds $50,000 (or $100,000 for married couples filing a joint return).

US holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to our ordinary shares and ADSs, and the application of the annual reporting requirements to your particular situation.

Material United Kingdom Tax Considerations

The following statements do not constitute tax advice and are intended as a general guide only to the U.K. tax position under current U.K. tax legislation, and published HM Revenue & Customs (“HMRC”) practice as at the date of this document, both of which are subject to change at any time, possibly with retrospective effect. These statements deal only with the position of shareholders who are resident (and in the case of individuals only) domiciled solely in the U.K. for tax purposes (except where the position of a non-U.K. tax resident shareholder is expressly referred to), who hold their ordinary shares or ADSs as an investment and who are the absolute beneficial owners of the ordinary shares or ADSs and of all dividends of any kind paid in respect of them in circumstances where the dividends paid are regarded for U.K. tax purposes as that person’s own income (and not the income of some other person). The tax position of certain categories of shareholders who are subject to special rules (such as persons acquiring their shares or ADSs (or deemed to acquire their shares or ADSs) in connection with an employment or office, dealers in securities, insurance companies and collective investment schemes and shareholders owning 10% or more of the ordinary shares or voting power, rights to profit or capital of the company) is not considered. Any shareholder who is in doubt as to their tax position regarding the acquisition, ownership or disposal of their ordinary shares or ADSs, or who are subject to tax in a jurisdiction other than the U.K., should consult their own independent tax adviser.

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

For taxable income above £150,000 an additional higher rate of tax was introduced from 6 April 2010, and which from 6 April 2013 is at a rate of 45%. Dividends that fall into the 45% tax bracket will be liable to income tax at a rate of 37.5% of the Gross Dividend. Any tax credit will be set against, but not fully match, the shareholder’s tax liability on the Gross Dividend and such shareholder will have to account for additional income tax equal to 27.5% of the Gross Dividend (this equates to 30.56% of the cash dividend received) to the extent that the Gross Dividend, when treated as the top slice of the shareholder’s income, falls above the threshold for the 45% rate of tax.

An individual shareholder will not generally be able to claim repayment from HMRC of any part of the tax credit attaching to dividends paid by us.

Each shareholder resident outside the U.K. may also be subject to foreign taxation on dividend income under the local law of the country(ies) in which they reside/are resident.

Capital Gains

A person having an interest in ADSs or ordinary shares who is not resident in the U.K. will generally not be subject to tax in the U.K. on gains arising on a disposal of our ordinary shares or interests in the ADSs.

Individuals who left the UK after being UK resident who were resident in the U.K. for four out of seven tax years prior to departure, and whose temporary period of non-residence is 5 years or less will be subject to UK capital gains tax in the year of return on any gains realized on the disposal during the period of absence of any assets which were owned before taking up residence abroad.

Persons having an interest in ADSs or ordinary shares who are resident in the U.K. or who hold their ordinary shares or interests in ADSs through a U.K. trading branch or agency (or, if that person is a company, a permanent establishment) will, in general, be subject to U.K. taxation on gains arising on a disposal of ordinary shares or interests in ADSs.

The first £10,900 of an individual’s net chargeable gains are exempt for the tax year commencing April 6, 2014. The balance is taxed at 18% for gains that fall within the individual’s otherwise unused basic rate income tax band (currently £32,010 and falling to £31,865 from April 6, 2014) and 28% thereafter.

A body corporate will generally be subject to U.K. corporation tax on chargeable gains at the standard rate of U.K. corporation tax (which is reducing from 23% to 21% from April 1, 2014 and 20% from April 1, 2015).

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

Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty or stamp duty reserve tax (“SDRT”) should be payable on the issue of the ordinary shares or ADSs, or on the delivery of the ADSs into DTC.

No U.K. stamp duty should in practice be payable on the transfer of ordinary shares or ADSs provided any instrument of transfer is executed and retained outside of the U.K. and no matters or actions relating to the transfer are performed in the U.K., and no U.K. stamp duty should arise in respect of any dealings in the ordinary shares or ADSs within a clearance service, where such dealings are effected in book entry form in accordance with the procedures of the clearance service and not by written instrument.

SDRT should not be payable on an unconditional agreement to transfer ADSs. Nor should SDRT be payable on any unconditional agreement to transfer ordinary shares, provided there is no register in the U.K. in respect of the ordinary shares and provided the ordinary shares are not paired with any shares issued by any company incorporated in the U.K.

It should be noted that certain categories of person (for example, market makers and broker dealers) may not be liable to stamp duty or SDRT and others may be liable at a higher rate (for example, persons connected with depository arrangements and clearance services) or may, although not primarily liable for the tax, be required to notify and account for it under the SDRT Regulations 1986.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

You may request a copy of our US Securities and Exchange Commission filings, at no cost, by writing or calling us at Randgold Resources Limited, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands, Attention: M. A. Welsh, Telephone: 011 44 1534-735-333. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices at 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands.

A copy of each document (or a translation thereof to the extent not in English) concerning us that is referred to in this Annual Report, is available for public view at our principal executive offices at 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands, Attention: M.A. Welsh, Telephone: 011 44 1534-735-333.

I. SUBSIDIARY INFORMATION

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Hedge Policy

Although, in general, it is not our policy to hedge our gold sales, we believe it is prudent to hedge during times of significant capital expansion and debt and we are sometimes required to do so under debt financing arrangements. The market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditure, and the market price of our ordinary shares. Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors is impossible for us to predict.

We have previously used, and may in the future use, hedging instruments to protect the selling price of some of our anticipated gold production. These hedging instruments were required by the terms of our previous loan agreements. The last remaining gold price forward sales contracts were delivered into during 2010.

Foreign Currency and Commodity Price Sensitivity

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro, South African Rand, Congolese franc and Communauté Financière Africaine Franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks. Generally, the group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. Gold sales are disclosed in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates. No hedging instruments existed during 2013.

		2012
	2013	(Restated)+
$000
Level of exposure of foreign currency risk
Carrying value of foreign currency balances
Cash and cash equivalents includes balances denominated in:

• Communauté Financière Africaine franc (CFA)	(5,593)	10,475
• Euro (EUR)	4,078	34,067
• South African rand (ZAR)	814	30,171
• British pound (GBP)	46	138
Trade and other receivables include balances denominated in:

• Communauté Financière Africaine franc (CFA)	112,882	7,526
• Euro (EUR)	16,250	12
• South African rand (ZAR)	10,727	720
Trade and other payables includes balances denominated in:

• Communauté Financière Africaine franc (CFA)	(72,443)	(28,797)

		2012
	2013	(Restated)+
$000
• Euro (EUR)	(30,688)	(2,797)
• South African rand (ZAR)	(8,228)	(39,841)
• British pound (GBP)	(1,006)	(123)
+	Following the introduction and adoption of IFRS 11 Joint arrangements, the group changed its accounting policy on joint ventures from January 1, 2013 with prior periods 2011 and 2012 restated accordingly (refer to pages F- 8 to F-12 of this Annual Report for further details.

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

	Closing exchange Rate	Effect of 10.0% strengthening of US dollar on net earnings and equity
Level of exposure of foreign currency risk (continued)
At December 31, 2013
• Euro (EUR)	0.7264	1,036
• Communauté Financière Africaine franc (CFA)	476.64	3,485
• South African rand (ZAR)	10.50	331
• British pound (GBP)	0.61	99
At December 31, 2012 (Restated)

• Euro (EUR)	0.7567	3,128
• Communauté Financière Africaine franc (CFA)	496.35	1,080
• South African rand (ZAR)	8.4875	895

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

The market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditure and the market prices of our ordinary shares. Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors is not possible for us to predict.

The group is fully exposed to the spot gold price on gold sales.

Interest Rate Sensitivity

We generally do not undertake any specific actions to cover our exposure to interest rate risk and at December 31, 2013 were not party to any interest rate risk management transactions.

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

At December 31, 2013 the fair value of our borrowings, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $0 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of the three month LIBOR rate was not applicable.

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in Mali, DRC and Côte d’Ivoire. The gold produced is sold to the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not financial assets for IFRS 7, included in receivables is US$129.9 million (2012: US$87.5 million) relating to indirect taxes owing to Loulo, Gounkoto and Tongon by the State of Mali, which are denominated in FCFA, which holds some credit risk for the group. The legally binding mining conventions in Mali permit offsetting of other corporate taxes against approved unpaid TVA. A further US$36.4 million (2012: US$21.2 million) is held within the underlying statement of financial position of the equity accounted Kibali joint venture which is considered recoverable given the receipts obtained during the year. See “Risk Factors.”

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

Associated Fee	Depositary Action

$5.00 or less per 100 ADSs (or portion thereof).	Execution and delivery of ADRs and the surrender of ADRs pursuant to the Deposit Agreement.

$0.02 or less per ADS (or portion thereof).	Any cash distribution made pursuant to the Deposit Agreement, including, among other things:

• cash distributions or dividends,

Associated Fee	Depositary Action

	•	distributions other than cash, shares or rights,

	•	distributions in shares, and

	•	rights of any other nature, including rights to subscribe for additional shares.

Taxes and other governmental charges.	As applicable.

Registration fees in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to or from the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals.	As applicable.

A fee equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.	Distributions of securities other than cash, shares or rights.

Any other charges payable by the Depositary, any of its agents (and their agents), including the custodian (by billing such owners for such charge or by deducting such charge from one or more cash dividends or other cash distributions).	Servicing of shares or other deposited securities.

Expenses incurred by the Depositary.	•	Cable, telex and facsimile transmission (where expressly provided for in the Deposit Agreement)

	•	Foreign currency conversion into U.S. dollars

At our 2014 annual general meeting a resolution will be put to shareholders authorizing the directors to offer shareholders the opportunity to receive new ordinary shares or, for ADS holders, new ADSs, instead of cash in respect of the final dividend and any future dividend to be declared or paid in the period up to and including the 2019 annual general meeting (“scrip dividend”). If the resolution is approved at the 2014 annual general meeting, for ADS holders electing to participate in the scrip dividend scheme, an issuance fee of US$0.04 per ADS payable to the Depositary, will be deducted from the cash dividend amount an ADS holder is entitled to.

Depositary Payments for 2013

For the year ended December 31, 2013, our Depositary made no payments on our behalf in relation to our ADR program.

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

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures: As of December 31, 2013 (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the evaluation date, the company’s disclosure controls and procedures, including controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported within the required time periods.

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

Our management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (1992).

Based on this assessment management concluded that, as of the evaluation date, the company’s internal control over financial reporting is effective based upon those criteria.

(c) Changes in Internal Control Over Financial Reporting: There have been no changes in the company’s internal control over financial reporting identified in connection with the evaluation that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect the company’s internal control over financial reporting.

(d) Attestation Report of the Registered Public Accounting Firm: The company’s independent registered accounting firm, BDO LLP, has issued an audit report on the effectiveness of the company’s internal control over financial reporting. See report of BDO LLP, an Independent Registered Public Accounting Firm on page 139.

Board of Directors and Shareholders

Randgold Resources Limited

We have audited Randgold Resources Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Randgold Resources Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report included in “Item 15B, “Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Randgold Resources Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Randgold Resources Limited as of December 31, 2013 and 2012 and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and statements of consolidated cash flows for the three years in the period ended December 31, 2013 and our report dated 28 March 2014, expressed an unqualified opinion thereon.

/s/ BDO LLP
BDO LLP
London
28 March 2014

BDO LLP is a limited liability partnership registered in England and Wales (with registered number OC305127).

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Membership of the company’s audit committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act. The company’s board determined that Dr. K. Voltaire, the current chairman of the audit committee, was an “audit committee financial expert” as defined in Item 16A of Form 20-F. Dr. Voltaire and each of the other members of the audit committee (being Mr. C.L. Coleman and Mr. A.J. Quinn) are independent non-executive directors. All three members of the committee have considerable financial knowledge and experience to assist in overseeing and guiding the board and the company in respect of audit and corporate governance disciplines.

The committee is guided by its terms of reference, the mandate as delegated by the board is ensuring the integrity of financial reporting and adequacy of governance, internal control and risk management policies and procedures throughout the company and its operations.

Item 16B. Code of Ethics

In order to comply with the company’s obligations in terms of the Sarbanes-Oxley Act and in the interests of good governance, the company has systems and procedures to introduce, monitor and enforce its ethical codes and the board has adopted a code of ethics that applies to all employees and a code of ethics for the Chief Executive Officer, Chief Financial Officer and all financial officers. The codes of ethics, entitled the “Code of Conduct” can be found on the company’s website, www.randgoldresources.com.

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

Item 16C. Principal Accountant Fees and Services

BDO LLP has served as our independent registered public accounting firm for the financial years ended December 31, 2013, 2012 and 2011.

The following table presents the aggregate fees for professional services and other services rendered by our Independent Registered Public Accounting Firm to us in 2013 and 2012.

	2013 $	2012 $
	($’000)	($’000)
Audit Fees (1)	1,100	1,200
Audit-related Fees (2)	16	—
Tax Fees	—	—
All Other Fees (3)	—	—
Total	1,116	1,200

(1)	The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include our audit and statutory audits.
(2)	Audit-related fees include fees billed relating to comfort letters and consents; attest services; and assistance with and review of documents filed with the Securities and Exchange Commission and UK Listing Authority.
(3)	Other fees relate to other work performed in respect of the documents filed with the UK Listing Authority.

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

The Audit Committee is responsible for the appointment, removal and oversight of the activities of the external auditors. In addition, the Audit Committee sets the principles for recommending the use of external auditors for non-audit services. Consistent with the audit committee’s policy during 2013 no non-audit services were provided by our external auditors. On January 27, 2013 and again on January 30, 2014 the audit committee reaffirmed that policy.

The Audit Committee met six times during 2013. At some of these meetings the committee met with the external audit partner and the finance director, to review the audit plans of the external auditors and to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls. The audit committee met with the finance director to review the quarterly and half-yearly financial results, and met with the finance director and external auditor to review the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

During 2013, all Audit-related Fees provided to us by BDO LLP were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

No work was performed by persons other than BDO LLP’s full-time, permanent employees on the BDO LLP’s engagement to audit our financial statements for 2013 and 2012, except that BDO LLP utilizes members of staff in its South African, Jersey, United States, Zambian and Mauritian offices member firms as part of the engagement team.

During 2013, the Audit Committee has overseen work undertaken to ensure compliance with the requirements of Section 404 of the Sarbanes Oxley Act.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Neither the issuer nor any affiliate of the issuer purchased any of our shares during 2013.

Item 16F. Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G. Corporate Governance

We are subject to a variety of corporate governance guidelines and requirements of NASDAQ, the London Stock Exchange and the SEC. We believe that we comply with the applicable corporate governance requirements. Although we are listed on the NASDAQ Global Select Market, we are not required to comply with all of NASDAQ’s corporate governance rules which are applicable to US companies. The significant ways in which the NASDAQ corporate governance rules differ for us, as a foreign company, are a reduced quorum requirement for shareholder meetings. Since 2011, we have been required to comply with the provisions of the United Kingdom Corporate Governance Code which was issued in the United Kingdom in June 2008 and was subsequently revised in 2010 and again last year. The 2012 edition of the United Kingdom Governance Code was fully implemented in 2013. According to the provisions of the United Kingdom Corporate Governance Code we were in compliance with the provisions throughout the year. In compliance with the United Kingdom Corporate Governance Code (2012 edition), all directors are subject to re-election on an annual basis and at our AGM in April 2013 all of our directors (other than Mr. Kassum who was appointed to the board in January 2014) were re-elected.

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

Reference is made to the financial statements, commencing on page F-1, and the financial statement schedule on page S-1.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1§§	Memorandum and Articles of Association of Randgold Resources Limited, as amended on May 3, 2011.

2.1+++	Form of Amended and Restated Deposit Agreement, dated as of July 10, 2002 among Randgold Resources Limited, The Bank of New York as Depositary, and owners and holders from time to time of American Depositary receipts issued thereunder.

2.2+++	Form of American Depositary Receipt.

2.3*	Excerpts of relevant provisions of the Companies (Jersey) Law 1991.

2.4*	Shareholder’s Agreement (English translation), dated June 23, 2000, between the State of Mali and Morila Limited.

4.1*	Deed Governing the Relationship Between the Parties Upon Admission between Randgold & Exploration Company Limited and Randgold Resources Limited, dated June 26, 1997 (Relationship Agreement).

4.2*	License Agreement, dated June 26, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.

Exhibit No.	Exhibit

4.3*	Agreement, dated December 21, 1999, between Société des Mines de Morila SA, Randgold Resources Limited and Morila Limited (loan from Randgold Resources Limited to Morila Limited).

4.4*	Joint Venture Agreement, dated May 29, 2000, between AngloGold Limited and Randgold Resources Limited.

4.5*	Randgold Resources Limited Share Option Scheme.

4.6++	Shareholder Loan Agreement dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.7++	Amendment to Shareholders’ Loan Agreement, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.8++	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo S.A.

4.9##	Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.10###	Addendum to the Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.11###	Addendum to the Joint Venture Agreement, dated April 22, 2008, between AngloGold Ashanti Limited and Randgold Resources Limited.

4.12%	Letter Agreement, dated September 18, 2008, between Randgold Resources (Côte d’Ivoire) Limited and New Mining Côte d’Ivoire SARL.

4.13%%	Agreement between Randgold Resources Limited and AngloGold Ashanti Limited dated July 16, 2009.

4.14%%	Amendment dated July 27, 2009 to Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009.

4.15**	Arrangement Agreement, dated August 5, 2009, between Randgold Resources Limited, 0858065 B.C. Limited and Moto Goldmines Limited.

4.16**	Protocole d’Accord, dated October 31, 2009, between Randgold Resources Limited, AngloGold Ashanti Limited, Moto Goldmines Limited, Kibali Goldmines S.P.R.L. and the Government of the Democratic Republic of Congo.

4.17***	Joint Venture Agreement, dated July 16, 2009 between Randgold Resources Limited and AngloGold Ashanti Limited in relation to Kibali (Jersey) Limited.

4.18§§	Rules of Restricted Share Scheme, as amended on January 30, 2012.

4.19§§	Rules of Co-Investment Plan.

4.20§§§	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Andrew Quinn.

4.21§§§	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Christopher Coleman.

Exhibit No.	Exhibit

4.22§§§	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Kadri Dagdelen.

4.23§§§	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Karl Voltaire.

4.24§§§	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Norborne Cole Jr.

4.25§§§	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Philippe Liétard.

4.26§§§	Appointment Letter, dated January 28, 2013, between Randgold Resources Limited and Jeanine Mabunda Lioko.

4.27	Appointment Letter, dated January 31, 2014, between Randgold Resources Limited and Jemal-ud-din Kassum.

4.28§§§	Deed of Indemnity, dated April 30, 2012, between Randgold Resources Limited and Andrew Quinn.

4.29§§§	Deed of Indemnity, dated January 28, 2013, between Randgold Resources Limited and Jeanine Mabunda Lioko.

4.30	Deed of Indemnity, dated January 31, 2014, between Randgold Resources Limited and Jemal-ud-din Kassum.

4.31§§	Executive Service Agreement between Randgold Resources Limited and Dennis Mark Bristow, dated June 13, 2011.

4.32§§§	Variation to Executive Service Agreement between Randgold Resources Limited and Dennis Mark Bristow, as amended on January 28, 2013.

4.33§§	Executive Service Agreement between Randgold Resources Limited and Graham P. Shuttleworth, dated June 13, 2011.

4.34§§§	Variation to Executive Service Agreement between Randgold Resources Limited and Graham P. Shuttleworth, as amended on January 28, 2013.

4.35§§§	Establishment Convention between the Government of the Republic of Mali and Société des Mines de Gounkoto SA, dated March 21, 2012.

4.36§§§	Agreement between The State of Côte d’Ivoire and Randgold Resources Côte d’Ivoire SARL, dated October 2010.

4.37§§§	Shareholders agreement dated October 31, 2009, between L’office des Mines d’or de Kilo-Moto, Moto Goldmines Limited , Border Energy Pty Limited, Kibali Goldmines SPRL and Kibali (Jersey) Limited.

4.38§§§	Establishment Convention between the Government of the Republic of Mali and BHP Minerals International Inc., dated April 28, 1992 concerning the Morila Gold Mine.

4.39§§§	Toll Treatment Agreement, dated June 1, 2011, between Société des Mines de Gounkoto SA and Société des Mines de Loulo SA.

Exhibit No.	Exhibit

4.40§§§	Establishment Convention between the Government of the Republic of Mali and Société des Mines de Loulo SA, dated March 21, 1983.

4.41§§§	Amendment to the Establishment Convention dated March 21, 1983, concerning the Loulo Gold Mine.

4.42	Facility Agreement dated May 17, 2013 between Randgold Resources Limited, HSBC Securities (USA), Inc., HSBC Bank PLC and other financial institutions.

8.1	List of Subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of BDO LLP.

15.2	Consent of Andrew Fox

15.3	Consent of Tim Peters.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-90972), filed on June 21, 2002.
+	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.
++	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.
+++	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-129147), filed on October 7, 2009.
§	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
#	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
##	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-147648), filed on November 27, 2007.
###	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
%	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.
%%	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-160827), filed on July 27, 2009.
**	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.
***	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

§§	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.
§§§	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RANDGOLD RESOURCES LIMITED

By:	/s/ D. Mark Bristow
Name: D. Mark Bristow
Title: Chief Executive Officer
Date: March 28, 2014

Exhibit Index

Exhibit No.	Exhibit

4.27	Appointment Letter, dated January 31, 2014, between Randgold Resources Limited and Jemal-ud-din Kassum.

4.30	Deed of Indemnity, dated January 31, 2014, between Randgold Resources Limited and Jemal-ud-din Kassum.

4.42	Facility Agreement dated May 17, 2013 between Randgold Resources Limited, HSBC Securities (USA), Inc., HSBC Bank PLC and other financial institutions.

8.1	List of Subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of BDO LLP.

15.2	Consent of Andrew Fox.

15.3	Consent of Tim Peters.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Randgold Resources Limited

We have audited the accompanying consolidated statements of financial position of Randgold Resources Limited as of December 31, 2013 and 2012 and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and statements of consolidated cash flows for the three years in the period ended December 31, 2013. In connection with our audits of the financial statements, we have also audited the financial statement schedule, included on page S-1 of this Form 20-F. These financial statements and schedule are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and the schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Randgold Resources Limited as of December 31, 2013 and 2012 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Randgold Resources Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated 28 March 2014, expressed an unqualified opinion thereon.

As discussed in Note 2, the company retrospectively adopted the IASB’s International Financial Reporting Standard No. 11 Joint arrangements in 2013, which included the disclosure of the January 1, 2012 consolidated statement of financial position.

/s/ BDO LLP
BDO LLP
London
28 March 2014

BDO LLP is a limited liability partnership registered in England and Wales (with registered number OC305127).

RANDGOLD RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31

US$000	Notes	2013	2012 (Restated)+	2011 (Restated)+

REVENUE
Gold sales on spot		1,137,690	1,183,127	970,315
Total revenue		1,137,690	1,183,127	970,315
Other income	21	6,028	12,555	7,933
TOTAL INCOME		1,143,718	1,195,682	978,248
COSTS AND EXPENSES
Mining and processing costs	21	678,456	588,376	443 ,907
Transport and refining costs		2,663	2,718	2,433
Royalties		58,415	59,710	44,414
Exploration and corporate expenditure	22	49,485	39,033	43,596
Other expenses		-	-	13,990

TOTAL COSTS		789,019	689,837	548,340
Finance income	23	1,242	2,048	1,004
Finance costs	23	(7,737)	(984)	(3,085)
Finance (costs)/income – net	23	(6,495)	1,064	(2,081)
Share of profits of equity accounted joint ventures	10	54,257	40,927	44,119
PROFIT BEFORE INCOME TAX		402,461	547,836	471 ,946
Income tax expense	4	(76,714)	(37,054)	(30,041)
PROFIT FOR THE PERIOD		325,747	510,782	441,905
OTHER COMPREHENSIVE INCOME
Loss on available-for-sale financial assets		(1,173)	(2,919)	(8,406)
Share of equity accounted joint ventures’ other comprehensive expense	10	(400)	(182)	(800)
Total other comprehensive expense		(1,573)	(3,101)	(9,206)
TOTAL COMPREHENSIVE INCOME		324,174	507,681	432,699
PROFIT
Attributable to:
Owners of the parent		278,382	431,801	383,860
Non-controlling interests		47,365	78,981	58,045

		325,747	510,782	441,905
TOTAL COMPREHENSIVE INCOME
Attributable to:
Owners of the parent		276,809	428,700	374,654
Non-controlling interests		47,365	78,981	58,045

		324,174	507,681	432,699
BASIC EARNINGS PER SHARE (US$)	6	3.02	4.70	4.20
DILUTED EARNINGS PER SHARE (US$)	6	2.98	4.65	4.16
AVERAGE SHARES IN ISSUE (000)		92,213	91,911	91,338

+	Following the introduction and adoption of IFRS 11 Joint arrangements, the group changed its accounting policy on joint ventures from January 1, 2013 with prior periods restated accordingly (refer to pages F-8 to F-12 for further details).

The accompanying Notes are an integral part of these consolidated financial statements.

RANDGOLD RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$000	Notes	December 31, 2013	December 31, 2012 (Restated)+	January 1, 2012 (Restated )+

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	9	1,457,500	1,294,865	1,123,564
Deferred tax	11	1,294	1,970	-
Trade and other receivables	7	49,023	-	-
Long term ore stockpiles	8	142,010	-	-
Investment in equity accounted joint ventures	10	1,267,776	816,500	549,798
Other investments in joint ventures	10	52,459	43,947	47,419
Total investments in joint ventures	10	1,320,235	860,447	597,217
TOTAL NON-CURRENT ASSETS		2,970,062	2,157,282	1,720,781
CURRENT ASSETS
Inventories and ore stockpiles	8	180,415	272,609	191,007
Trade and other receivables	7	186,054	202,129	95,416
Available-for-sale financial assets	12	1,831	3,003	6,843
Cash and cash equivalents		38,151	373,868	463,220
TOTAL CURRENT ASSETS		406,451	851,609	756,486
TOTAL ASSETS		3,376,513	3,008,891	2,477,267
EQUITY AND LIABILITIES
Share capital	5	4,612	4,603	4,587
Share premium	5	1,423,513	1,409,144	1,386,939
Retained earnings		1,386,518	1,154,273	759,209
Other reserves		64,398	50,994	40,531
Equity attributable to owners of the parent		2,879,041	2,619,014	2,191,266
Non-controlling interests		178,813	158,673	104,515
TOTAL EQUITY		3,057,854	2,777,687	2,295,781
NON-CURRENT LIABILITIES
Loans from minority shareholders in subsidiaries		2,929	3,249	2,614
Deferred tax	11	28,458	29,355	20,578
Provision for rehabilitation	14	49,177	52,575	34,624
TOTAL NON-CURRENT LIABILITIES		80,564	85,179	57,816
CURRENT LIABILITIES
Trade and other payables	13	174,445	133,441	116,967
Current tax payable		63,650	12,584	6,703
TOTAL CURRENT LIABILITIES		238,095	146,025	123,670
TOTAL EQUITY AND LIABILITIES		3,376,513	3,008,891	2,477,267

+	Following the introduction and adoption of IFRS 11 Joint arrangements, the group changed its accounting policy on joint ventures from January 1, 2013 with prior periods restated accordingly (refer to pages F-8 to F-12 for further details).

The accompanying Notes are an integral part of these consolidated financial statements.

RANDGOLD RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013

Attributable to Equity Shareholders

US$000	Number of Ordinary Shares	Share Capital	Share Premium	Other Reserves	Retained Earnings	Total Equity Attributable to Owners of Parent	Non- Controlling interests+	Total Equity+

BALANCE – DEC 31, 2010	91,082,170	4,555	1,362,320	31,596	393,570	1,792,041	53,905	1,845,946
Change in accounting policy+	-	-	-	-	-	-	(7,435)	(7,435)
BALANCE – DEC 31, 2010 (restated) +	91,082,170	4,555	1,362,320	31,596	393,570	1,792,041	46,470	1,838,511
Share of other comprehensive expense of joint ventures*	-	-	-	(800)	-	(800)	-	(800)
Fair value movement on available -for-sale financial assets*	-	-	-	(8,406)	-	(8,406)	-	(8,406)
Other comprehensive expense	-	-	-	(9,206)	-	(9,206)	-	(9,206)
Net profit for the period	-	-	-	-	383,860	383,860	58,045	441,905
Total comprehensive (expense)/income for the period	-	-	-	(9,206)	383,860	374,654	58,045	432,699
Share-based payments	-	-	-	23,581	-	23,581	-	23,581
Share options exercised	628,500	32	19,195	-	-	19,227	-	19,227
Reserve transfer on exercise of options previously expensed under IFRS 2	-	-	4,976	(4,976)	-	-	-	-
Shares vested #	6,400	-	448	(448)	-	-	-	-
Dividend relating to 2010	-	-	-	-	(18,221)	(18,221)	-	(18,221)
Lapsed options originally issued on acquisition of Moto	-	-	-	(16)	-	(16)	-	(16)
BALANCE – DEC 31, 2011 (restated) +	91,717,070	4,587	1,386,939	40,531	759,209	2,191,266	104,515	2,295,781
Share of other comprehensive expense of joint ventures*	-	-	-	(182)	-	(182)	-	(182)
Fair value movement on available-for-sale financial assets*	-	-	-	(2,919)	-	(2,919)	-	(2,919)
Other comprehensive expense	-	-	-	(3,101)	-	(3,101)	-	(3,101)
Net profit for the period	-	-	-	-	431,801	431,801	78,981	510,782
Total comprehensive income/(expense) for the period	-	-	-	(3,101)	431,801	428,700	78,981	507,681
Share-based payments	-	-	-	21,150	-	21,150	-	21,150
Share options exercised	267,798	13	14,064	-	-	14,077	-	14,077
Reserve transfer on exercise of options previously expensed under IFRS 2	-	-	3,498	(3,498)	-	-	-	-
Shares vested#	76,285	3	4,643	(4,088)	-	558	-	558
Dividend relating to 2011	-	-	-	-	(36,737)	(36,737)	-	(36,737)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(24,823)	(24,823)
Balance – DEC 31, 2012 (restated)	92,061,153	4,603	1,409,144	50,994	1,154,273	2,619,014	158,673	2,777,687
Share of other comprehensive expense of joint ventures*	-	-	-	(400)	-	(400)	-	(400)
Fair value movement on available-for-sale financial assets*	-	-	-	(1,173)	-	(1,173)	-	(1,173)
Other comprehensive expense	-	-	-	(1,573)	-	(1,573)	-	(1,573)
Net profit for the period	-	-	-	-	278,382	278,382	47,365	325,747
Total comprehensive income/(expense) for the period	-	-	-	(1,573)	278,382	276,809	47,365	324,174
Share-based payments	-	-	-	26,282	-	26,282	-	26,282
Share options exercised	23,750	1	1,183	-	-	1,184	-	1,184
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	464	(464)	-	-	-	-
Shares vested#	160,628	8	12,722	(10,841)	-	1,889	-	1,889
Dividend relating to 2012	-	-	-	-	(46,137)	(46,137)	-	(46,137)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(27,225)	(27,225)
Balance – DEC 31, 2013	92,245,531	4,612	1,423,513	64,398	1,386,518	2,879,041	178,813	3,057,854

Share Capital

The share capital comprises the issued ordinary shares of the company at par.

Share premium

The share premium comprises the excess value recognized from the issue of ordinary shares at par.

Retained earnings

Retained earnings comprise the group’s cumulative accounting profits and losses since inception.

Other reserves

Other reserves comprise the cumulative charge recognized under IFRS 2 in respect of share-based payment awards (net of amounts transferred to share capital and share premium), as well as cumulative fair value movements in current available-for-sale financial assets.

At December 31, 2013, the balance of the share-based payment reserve amounted to US$65.1 million (December 31, 2012: US$50.1 million; December 31, 2011: US$36.5 million). The foreign currency translation reserve was US$1.4 million at December 31, 2013 (December 31, 2012: US$1.4 million; December 31, 2011: US$1.4 million) and the cumulative net losses in current available-for-sale financial assets amounted to US$2.1 million at December 31, 2013 (December 31, 2012: cumulative net loss of US$0.5 million; December 31, 2011: cumulative net gains of US$2.6 million). Refer to Note 12 for further details on available-for-sale financial assets.

Non-controlling interests

Non-controlling interests comprise the non-controlling interests’ share of cumulative profits and losses in the group, less their share of dividends paid.

*	Share of other comprehensive expense of joint ventures and fair value movements on available for-sale assets may be recycled through the income statement in the future if certain future conditions arise.

#	Restricted shares were issued as remuneration to executive directors, non-executive directors and senior management. Shares were also issued to executive directors following approval of their 2012 and 2011 annual bonuses. The transfer between ‘other reserves’ and ’share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

+	Following the introduction and adoption of IFRS 11 Joint arrangements, the group changed its accounting policy on joint ventures from January 1, 2013 with prior periods restated accordingly (refer to pages F-8 to F-12 for further details).

RANDGOLD RESOURCES LIMITED

STATEMENTS OF CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

US$000	2013	2012 (Restated)+	2011 (Restated)+

CASH FLOW FROM OPERATING ACTIVITIES
Profit after tax	325,747	510,782	441,905
Income tax expense	76,714	37,054	30 ,041

Profit before income tax	402,461	547,836	471,946

Share of profits of equity accounted joint ventures	(54,257)	(40,927)	(44,119)
Net finance (income)/cost	5,180	(1,931)	1,250
Unwind of discount on provisions for environmental rehabilitation	1,315	867	831
Depreciation and amortization	130,638	117,991	65,562
Share-based payments	26,282	21,150	23,581

Non-cash adjustment on royalties	8,284	-	-
	519,903	644,986	519,051
Effects of changes in operating working capital items
Receivables	(62,738)	(120,737)	14,030
Inventories and ore stockpiles	(49,816)	(81,602)	(41,275)
Trade and other payables	65,572	18,507	18,168
Cash generated from operations before interest and tax	472,921	461,154	509,974
Interest received	1,242	2,048	1,004
Interest paid	(6,422)	(117)	(2,254)
Dividends received from equity accounted joint ventures	18,974	72,326	76,125
Income tax paid	(22,249)	(11,182)	(19,282)
Net cash generated from operating activities	464,466	524,229	565,567
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(303,099)	(272,207)	(351,878)
Decrease in available-for-sale insurance asset	-	920	(920)
Funds invested in equity accounted joint ventures	(424,906)	(298,283)	(100,139)
Loans repaid by equity accounted joint ventures	-	3,472	-
Net cash used in investing activities	(728,005)	(566,098)	(452,937)
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issue of ordinary shares	1,184	14,077	19,227

Dividends paid to company’s shareholders	(46,137)	(36,737)	(18,221)
Dividends paid to non-controlling interests	(27,225)	(24,823)	-
NET CASH USED BY FINANCING ACTIVITIES	(72,178)	(47,483)	1,006
NET DECREASE IN CASH AND CASH EQUIVALENTS	(335,717)	(89,352)	113,636
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	373,868	463,220	349,584
CASH AND CASH EQUIVALENTS AT END OF YEAR	38,151	373,868	463,220

+	Following the introduction and adoption of IFRS 11 Joint arrangements, the group changed its accounting policy on joint ventures from January 1, 2013 with prior periods restated accordingly (refer to pages F-8 to F-12 for further details).

*	Non-cash items include changes in rehabilitation provision estimates of US$4.7 million (2012: US$16.9 million; 2011: US$10.1 million), as well as non-cash capital expenditure accruals of US$5.1 million (2012: US$ nil; 2011: US$nil).

The effective interest rate on cash and cash equivalents was 0.54% (2012: 0.41%; 2011: 0.23%). These funds have an average maturity of less than 90 days.

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

1.	NATURE OF OPERATIONS

The company and its subsidiaries together with its joint ventures (the group) carry out exploration and gold mining activities. Currently there are three operating mines in Mali, West Africa: the Morila gold mine (equity accounted joint venture), which started production in October 2000, the Loulo gold mine (subsidiary), which commenced production in November 2005 and the Gounkoto mine (subsidiary), which began production in June 2011. The group also operates a mine in Cote d’Ivoire, Tongon (subsidiary), which started production in December 2010. The group also holds an effective interest of 45% in the Kibali gold mine (equity accounted joint venture) in the Democratic Republic of Congo (DRC). Production commenced at Kibali in October 2013. The group has a portfolio of exploration projects in West and Central Africa.

The interests of the group in its operating mines are held through Société des Mines de Morila SA (Morila) which owns the Morila mine, Société des Mines de Loulo SA (Somilo) which owns the Loulo mine, Société des Mines de Tongon SA (Tongon) which owns the Tongon mine, Société des Mines de Gounkoto SA (Gounkoto) which owns the Gounkoto mine and Kibali Goldmines (Kibali) SPRL, which owns the Kibali mine. Randgold holds an effective 40% interest in Morila, following the sale to AngloGold Ashanti Limited on July 3, 2000 of one-half of Randgold’s subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila SA, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. Randgold holds an effective 80% interest in Somilo and Gounkoto. The remaining 20% interest is held by the State of Mali. Randgold holds an effective 89% interest in Tongon, 10% is held by the State of Cote d’Ivoire while the remaining 1% is held by a local Ivorian company. Randgold is the operator of the Morila, Loulo, Gounkoto, Tongon and Kibali mines. Randgold acquired its effective interest in Kibali following the acquisition by the company of a joint venture interest in Moto Goldmines Limited (Moto) in 2009, in conjunction with AngloGold Ashanti. Société Minière de Kilo-Moto SARL (SOKIMO) holds the remaining 10% in Kibali. The group has various exploration programs ranging from substantial to early stage in the DRC, Mali, Senegal and Cote d’Ivoire.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated and company financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The consolidated financial statements of Randgold Resources Limited and its subsidiaries and joint ventures have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively (IFRS)) issued by the International Accounting Standards Board (IASB) and in accordance with Article 105 of the Companies (Jersey) Law of 1991. IFRS 11 is effective for 2013 under IFRS as issued by the IASB. The group has adopted IFRS 11 from January 1, 2013 in accordance with the rules on application set out by the IASB. The new standard has been applied retrospectively. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and various financial assets. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the company’s accounting policies. The areas involving a high degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3. After reviewing the group’s and the company’s budget for the next financial year, and other longer term plans, the directors are satisfied, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. The directors have no reason to believe that the group and the company will not be a going concern in the foreseeable future based on forecasts and available cash resources and available facilities. The viability of the group is supported by the financial statements.

New standards and interpretations applied

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to January 1, 2013 which have been adopted by the group for the first time this year.

IFRS as issued by IASB
		Effective period commencing on or after	Impact on group
IAS 1	Amendment – presentation of items of other comprehensive income	July 1, 2012	No material impact, disclosures amended
IFRS 10	Consolidated financial statements	January 1, 2013	No material impact
IFRS 11	Joint arrangements	January 1, 2013	Yes
IFRS 12	Disclosure of interests in other entities	January 1, 2013	No material impact, disclosures amended
IFRS 13	Fair value measurement	January 1, 2013	No material impact
IFRS 7	Disclosures – offsetting financial assets and financial liabilities	January 1, 2013	No material impact, disclosures amended
IAS 27	Amendment – separate financial statements	January 1, 2013	No material impact
IAS 28	Amendment – investments in associates and joint ventures	January 1, 2013	No material impact
IFRS 1	Amendment – government loans	January 1, 2013	No material impact
IAS 19	Amendment – employee benefits	January 1, 2013	No material impact
	Annual improvements to IFRSs (2009–2011 cycle)	January 1, 2013	No material impact

IFRS 11 Joint arrangements

The group changed its accounting policy on joint ventures from January 1, 2013 following the introduction of IFRS 11 Joint arrangements which applies to the current period. The new standard is applicable under IFRS as issued by the IASB from January 1, 2013. The joint venture agreements and structures for Kibali and Morila, together with the asset leasing joint ventures (KAS 1 Limited and RAL 1 Limited) provide the group with interests in the net assets of those companies, rather than interests in underlying assets and obligations. Accordingly, under IFRS 11, the group’s share of joint ventures have been accounted for using the equity method rather than proportionately consolidated, from the beginning of the earliest period presented. Comparatives have been restated accordingly using IFRS 11 transition rules.

The group’s share of its joint ventures has been disclosed as a single line item as ‘total investments in joint ventures’ on the consolidated statement of financial position, measured at the aggregate of the carrying amounts of the assets and liabilities that had previously been proportionately consolidated (shown on each line of the statement of financial position) at January 1, 2011, excluding minorities, together with the group’s subsequent share of profits and losses of the joint ventures, its share of other comprehensive income and expense, additional investment and loans less joint venture dividends. The group’s share of profits and other comprehensive income and expense of the joint ventures are accounted for in the statement of comprehensive income as ’share of profits of equity accounted joint ventures’ and ’share of other comprehensive income of equity accounted joint ventures’. In the consolidated cash flow statement, the group’s cash flows from the joint ventures have been disclosed separately.

The nature of the adjustments involved equity accounting for our share in Kibali gold mine at an effective 45%, whereas previously it was 50% proportionately consolidated, including 5% non-controlling interest. The impact on the primary statements is shown below.

The adjustments include presenting the primary financial statements as if we have always been equity accounting our share in our joint ventures and associates from the start of the earliest period presented with key changes summarized as follows:

•	On the statement of comprehensive income, the key changes relate to accounting for our attributable share in the profits and losses of the equity accounted joint ventures being shown in a single line item ’share of profits of equity accounted joint ventures’ which represents the post-tax profits and losses of the joint ventures;

•	Other income now includes 100% of management fees charged to equity accounted joint ventures with the group’s share of the cost included in ’share of profits of equity accounted joint ventures’;

•	The group’s share of the equity accounted joint ventures’ income and expenditure has been removed from the individual line items;

•	Changes on the statement of financial position relate to the group’s share of its equity accounted joint ventures’ net assets being accounted for in a single line ‘total investments in joint ventures’;

•	The group’s share of the equity accounted joint ventures’ assets and liabilities have been removed from the individual line items; and

•	Changes on the cash flow statement include disclosing dividends received from equity accounted joint ventures in a separate line under operating activities, as well as disclosing additional invested funds in separate lines under investing activities. Other loans advanced and repaid (where applicable) are recognized within investing activities.

The effects of the change in accounting policies on the consolidated statement of financial position consolidated comprehensive income and the consolidated cash flows of the group at December 31, 2012 in accordance with the transition provision of IFRS 11 are summarized below.

Consolidated statement of comprehensive income
(impact of accounting policy change)

US$000	12 months ended Dec. 31, 2012 (as previously reported)	12 months ended Dec. 31, 2012 (as per new accounting policy)	Adjustment
Revenues
Gold sales on spot	1,317,830	1,183,127	(134,703)
Total revenues	1,317,830	1,183,127	(134,703)
Other income	10,755	12,555	1,800
Total income	1,328,585	1,195,682	(132,903)
Cost and expenses
Mine production costs	460,322	438,331	(21,991)
Movement in production inventory and ore stockpiles	(31,970)	(43,716)	(11,746)
Depreciation and amortization	131,741	117,991	(13,750)
Other mining and processing costs	84,182	75,770	(8,412)
Mining and processing costs	644,275	588,376	(55,899)
Transport and refining costs	2,988	2,718	(270)
Royalties	67,802	59,710	(8,092)
Exploration and corporate expenditure	40,641	39,033	(1,608)
Other expenses	5,437	-	(5,437)
Total costs	761,143	689,837	(71,306)

Finance income	2,050	2,048	(2)
Finance costs	(1,200)	(984)	216

Finance income – net	850	1,064	214
Share of profits of equity accounted joint ventures	-	40,927	40,927
Profit before income tax	568,292	547,836	(20,456)
Income tax expense	(57,510)	(37,054)	20,456
Profit for the period	510,782	510,782	-
Other comprehensive income
Gain/(loss) on available-for-sale financial assets	(3,101)	(2,919)	182
Share of equity accounted joint ventures other comprehensive expense	-	(182)	(182)
Total other comprehensive expense	(3,101)	(3,101)	-
Total comprehensive income	507,681	507,681	-
Profit attributable to:
Owners of the parent	431,801	431,801	-
Non-controlling interests	78,981	78,981	-
	510,782	510,782	-
Total comprehensive income attributable to:
Owners of the parent	428,700	428,700	-
Non-controlling interests	78,981	78,981	-
	507,681	507,681
Basic earnings per share (US$)	4.70	4.70	-
Diluted earnings per share (US$)	4.65	4.65	-
Average shares in issue (000)	91,911	91,911	-

Consolidated statement of financial position
(impact of accounting policy change)

US$000	At Dec. 31, 2012 (as previously reported)	At Dec. 31, 2012 (as per new accounting policy)	Adjustment
Assets
Non-current assets
Property, plant and equipment	1,742,148	1,294,865	(447,283)
Cost	2,111,437	1,592,781	(518,656)
Accumulated depreciation and amortizations	(369,289)	(297,916)	(71,373)
Deferred tax	2,678	1,970	(708)
Investment in equity accounted joint ventures	-	816,500	816,500
Other investments in joint ventures	-	43,947	43,947
Total investments in joint ventures	-	860,447	860,447
Trade and other receivables	7,969	-	(7,969)
Mineral properties	406,000	-	(406,000)
Total non-current assets	2,158,795	2,157,282	(1,513)
Current assets
Inventories and ore stockpiles	292,299	272,609	(19,690)
Trade and other receivables	285,286	202,129	(83,157)
Cash and cash equivalents	387,288	373,868	(13,420)
Available-for-sale financial assets	3,476	3,003	(473)
Total current assets	968,349	851,609	(116,740)
Total assets	3,127,144	3,008,891	(118,253)
Equity attributable to owners of the parent	2,619,014	2,619,014	-
Non-controlling interests	166,108	158,673	(7,435)
Total equity	2,785,122	2,777,687	(7,435)
Non-current liabilities
Loans from minority shareholders	3,249	3,249	-
Deferred tax	29,355	29,355	-
Long term borrowings	13,296	-	(13,296)
Provision for rehabilitation	60,041	52,575	(7,466)
Total non-current liabilities	105,941	85,179	(20,762)
Current liabilities
Trade and other payables	215,761	133,441	(82,320)
Current tax payable	18,842	12,584	(6,258)
Short term portion of long term borrowing	1,478	-	(1,478)
Total current liabilities	236,081	146,025	(90,056)
Total equity and liabilities	3,127,144	3,008,891	(118,253)

Consolidated cash flow statement
(impact of accounting policy change)

US$000	12 months ended Dec. 31, 2012 (as previously reported)	12 months ended Dec. 31, 2012 (as per new accounting policy)	Adjustment
Profit after tax	510,782	510,782	-
Income tax expense	57,510	37,054	(20,456)
Profit before income tax	568,292	547,836	(20,456)
Share of profits of equity accounted joint ventures	-	(40,927)	(40,927)
Adjustment for non-cash items	153,362	140,008	(13,354)
Effects of change in operating working capital items	(192,123)	(183,832)	8,291
Receivables	(177,439)	(120,737)	56,702
Inventories and ore stockpiles	(73,349)	(81,602)	(8,253)
Trade and other payables	58,665	18,507	(40,158)
Dividends received from equity accounted joint ventures	-	72,326	72,326
Income tax paid	(35,818)	(11,182)	24,636
Net cash generated from operating activities	493,713	524,229	30,516
Additions to property, plant and equipment	(562,280)	(272,207)	290,073
Decrease in available-for-sale insurance assets	920	920	-
Funds invested in equity accounted joint ventures	-	(298,283)	(298,283)
Loans repaid by equity accounted joint ventures	-	3,472	3,472
Net cash used by investing activities	(561,360)	(566,098)	(4,738)
Proceeds from issue of ordinary shares	14,077	14,077	-
Increase/(decrease) in long term loans	14,774	-	(14,774)
Dividends paid to company’s shareholders	(36,737)	(36,737)	-
Dividends paid to non-controlling interests	(24,823)	(24,823)	-
Net cash used by financing activities	(32,709)	(47,483)	(14,774)
Net decrease in cash and cash equivalents	(100,356)	(89,352)	11,004
Cash and cash equivalents at beginning of period	487,644	463,220	(24,424)
Cash and cash equivalents at end of period	387,288	373,868	(13,420)

IFRS 12 Disclosure of interests in other entities

The new accounting standard is applicable under IFRS as issued by the IASB from January 1, 2013. IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

The standard requires the disclosure of information that helps users to assess the nature and financial effects of the group’s relationship with other entities, including assisting users to: understand the judgments and assumptions made by the group when deciding how to classify its involvement with its subsidiaries and joint ventures; understand the interest that non-controlling interests have in consolidated entities; and assess the nature of the risks associated with interests in other entities.

•	The group has provided the relevant disclosures in Notes 1 and 10 associated with the assessment of joint venture relationships and relationships with investees.

IFRS 7 Disclosure - offsetting financial assets and financial liabilities

The amendment to IFRS 7 introduces disclosures in respect of the effect of offsetting associated with the group’s recognized financial assets and recognized financial liabilities. Refer to Notes 7 and 17 for details of the offsetting.

Standards effective in future periods

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the group’s activities and are mandatory for the group’s accounting periods beginning after January 1, 2013 or later periods and which the group has decided not to adopt early.

Effective period commencing on or after
IAS 32	Offsetting financial assets and financial liabilities	January 1, 2014
IFRS 9	Financial instruments	No effective date

The group is currently assessing the impact of these standards on the financial statements. The amendment to offsetting financial assets and financial liabilities provides that rights to offsets financial assets and financial liabilities must continue in normal business, default or insolvency events.

Consolidation

The consolidated financial information includes the financial statements of the company, its subsidiaries and the company’s equity accounted joint ventures using uniform accounting policies for like transactions and other events in similar circumstances.

Subsidiaries

Subsidiaries are entities over which the group has the power to govern the financial and operating policies of an entity so as to obtain benefits from the activities and the ability to use its power over the investee to affect the amounts of the group’s returns and generally accompanying an interest of more than one-half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition costs are expensed. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill or other identifiable intangible assets. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of comprehensive income.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Joint ventures

IFRS 11 sets out new rules for accounting for joint arrangements. Under these new rules, a distinction is made between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (the joint operators) have rights to the assets and obligations for the liabilities relating to the arrangement. The rights to the assets and the obligations for the liabilities are recognized in the consolidated financial statements. In a joint venture, on the other hand, the parties that have joint control of the arrangement (the joint venturers) have a right to the net assets of the arrangement. This right is accounted for in the consolidated financial statements using the equity method. Joint control is considered to exist when there is contractual joint control; control being the power to govern the financial and operating policies of an entity so as to obtain benefits from the activities and the ability to use its power over the investee to affect the amounts of the group’s returns by the joint venturers.

The group changed its accounting policy on joint ventures from January 1, 2013 following the introduction of IFRS 11 Joint arrangements which applies to the current period as set out on pages F-8 to F-12 of this Annual Report.

Dividends received are classified as operating cash flows in the consolidated cash flow statement.

Acquisitions

Except for initial recognition under IFRS 11 transition rules, further investments in additional joint ventures are initially recognized at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on associated companies and joint ventures represents the excess of the cost of acquisition of the associate or joint venture over the group’s share of the fair value of the identifiable net assets of the associate or joint venture and is included in the carrying amount of the investments.

Equity method of accounting

In applying the equity method of accounting, the group’s share of its associated companies and joint ventures’ post-acquisition profits or losses are recognized in profit or loss and its share of post-acquisition other comprehensive income is recognized in other comprehensive income. These post-acquisition movements and distributions received from the associated and joint venture companies are adjusted against the carrying amount of the investments. When the group’s share of losses in an associated or joint venture company equals or exceeds its interest in the associated or joint venture company, including any other unsecured non-current receivables, the group does not recognize further losses, unless it has obligations to make or has made payments on behalf of the associated or joint venture company. Unrealized gains on transactions between the group and its associated and joint venture companies are eliminated to the extent of the group’s interest in the associated and joint venture companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Trading receivables and payables with joint ventures are classified within trade and other receivables and payables. The accounting policies of associated and joint venture companies have been changed where necessary to ensure consistency with the accounting policies adopted by the group.

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

Segmental reporting

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

Group companies

The results and financial position of material group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentational currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•	income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognized in other comprehensive income. There were no exchange differences on translation of subsidiaries recognized in 2011, 2012 or 2013.

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

Long-lived assets and mine development costs

Long-lived assets including development costs and mine plant facilities (such as processing plants, tailings facilities, raw water dams and power stations) are initially recorded at cost. Development of orebodies includes the development costs of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future. Costs associated with underground development are capitalized when the works provide access to the ore body, whereas costs associated with ore extraction from operating ore body sections are treated as operating costs.

Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost of property, plant and equipment, subsequently they are measured at cost less accumulated amortization and impairment.

Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity and are capitalized until commercial levels of production are achieved (refer to ‛commercial production’ below), after which the costs are amortized.

Costs are capitalized provided that the project is deemed to be commercially, technically and economically viable. Such viability is deemed to be achieved when the group is confident that the project will provide a satisfactory return relative to its perceived risks and is sufficiently certain of economic production. Costs which are necessarily incurred while commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized under “Longlived assets and mine development costs”. Development costs incurred after the commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit.

Commercial production

The group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include but are not limited to the following:

•	the level of capital expenditure compared to construction cost estimates;

•	completion of a reasonable period of testing of the mine plant and equipment;

•	the ability to produce gold in saleable form; and

•	the ability to sustain commercial levels of gold production.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and subsequent costs are either regarded as inventory or expensed, except for capitalizable costs related to subsequent mining asset additions or improvements, open cast stripping, underground mine development or ore reserve development.

Development expenditure approval

Development activities commence after project sanctioning by the appropriate level of management. Judgment is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgment, management is required to make certain estimates and assumptions similar to those described below for capitalized exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgment is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Stripping costs

In surface mining operations, the group may find it necessary to remove waste materials (‘overburden’) to gain access to mineral ore deposits. This waste removal activity is known as ’stripping’. There are two benefits accruing to the group from stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods as stripping costs within property, plant and equipment. Stripping costs are measured internally and capitalized until the point where the overburden has been removed and access to the ore commences. Economic ore extracted during this period and subsequently is accounted for as inventory. The group componentizes each of its mines into geographically distinct ore body sections to which the stripping activities being undertaken within that component are allocated. The group depreciates the deferred costs capitalized as stripping assets on a unit of production method, with reference the ex-pit ore production from the relevant ore body section.

Short-lived assets

Short-lived assets including non-mining assets are shown at cost less accumulated depreciation and impairment.

Depreciation and amortization

Long-lived assets include mining properties, such as freehold land, metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs and are depreciated on a units of production basis.

Depreciation and amortization are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated ore tonnes contained in proven and probable reserves to be extracted using the relevant asset, to reduce the cost to estimated residual values. As an example, underground assets are depreciated over underground proven and probable reserves and tonnes milled from those ore bodies. No future capital expenditure is included in the depreciable value. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Only proven and probable reserves are used in the tonnes milled units of production depreciation calculation. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortization charges. Short-lived assets which include motor vehicles, office equipment and computer equipment are depreciated over estimated useful lives of between two to five years but limited to the remaining mine life. Residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively.

Impairment

The carrying amount of the property, plant and equipment and investments in joint ventures of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated risk adjusted future cash flows. The discount rate used is the group’s weighted average cost of capital adjusted for asset-specific factors when applicable. Only proven and probable reserves are used in the calculations and the models use the approved mine plans and exclude capital expenditure which enhance the assets or extracted ore tonnes outside of such approved mine plans. An impairment is recognized in the statement of comprehensive income to the extent that the carrying amount exceeds the assets’ recoverable amount. The revised carrying amounts are amortized in line with group accounting policies.

A previously recognized impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognized in the statement of comprehensive income and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior years. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment, and investments in joint ventures.

Inventories

Inventories include ore stockpiles, gold in process and dóre, and supplies and spares and are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Cost of stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production.

Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties. Net realizable value is determined with reference to estimated contained gold and market gold prices. Ore extracted is allocated to separate stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. Morila used a selective mining process and thus is currently processing low grade stockpiles which represents mineralized waste with no accounting carrying value. Full grade ore stockpile is above 1.4g/t and marginal ore is defined as ore below 1.4g/t but greater than 1.0g/t. At Loulo, full grade open pit stockpile material is above 1.2g/t for Loulo 3 and Gara, while Yalea is above 0.7g/t. No Yalea or Gara underground material is on stockpile currently since all ore mined is fed. At Gounkoto, the full grade ore stockpile is above 1.67g/t and marginal ore above 1.26g/t. Ore is classified into full grade ore above 1.71g/t, marginal ore above 1g/t and mineralized waste between 0.7g/t and 1.0g/t. At Tongon, full grade ore stockpile is above 1.4g/t and marginal ore above 0.9g/t. At Kibali full grade ore stockpile is above 0.64g/t and no marginal ore is stockpiled while mining oxide material.

The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design. Ore tonnes contained in the stockpile which exceeds the annual tonnes to be milled as per the mine plan in the following year, are classified as non-current in the statement of financial position.

Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items. Consumable stock for which the group has substantially all the risks and rewards of ownership are entered into the statement of financial position as current assets.

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

Royalties

Royalty arrangements based on mineral production are in place at each operating mine. The primary type of royalty is a net smelter return royalty. Under this type of royalty the group pays the host country’s government an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less selling costs. Royalty expense is recorded when revenue from the sale of gold is recognized.

Financial instruments

Financial instruments are measured as set out below. Financial instruments carried on the statement of financial position include cash and cash equivalents, trade and other receivables, trade and other payables, available for sale financial assets, loans to and from subsidiaries and joint ventures and loans to minorities.

Cash and cash equivalents

Cash and cash equivalents are carried in the statement of financial position at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts. In the statement of financial position, bank overdrafts are included in borrowings in current liabilities. Deposits which do not meet these criteria are classified separately as restricted cash.

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

Borrowings (including loans from subsidiaries, joint ventures and minorities)

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

Trade and other payables

Accounts payable and other short term monetary liabilities, are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

Rehabilitation costs

The net present value of estimated future rehabilitation costs is provided for in the financial statements and capitalized within property, plant and equipment on initial recognition. Rehabilitation will generally occur on closure or after closure of a mine. Initial recognition is at the time of the disturbance occurring and thereafter as and when additional disturbances take place. The estimates are reviewed annually to take into account the effects of inflation and changes in estimated risk adjusted rehabilitation works cost and are discounted using rates that reflect the time value of money. Annual increases in the provision due to the unwinding of the discount are recognized in the statement of comprehensive income as a finance cost. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are recorded to mining assets against an increase/decrease in the rehabilitation provision. The rehabilitation asset is amortized as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred. Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

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

Accounting for Gounkoto non-controlling interest priority dividends

Under the statutory requirements of the 1999 Malian Mining Code (the ‘Code’), the State of Mali is entitled to advanced payment of dividends. The advanced payment entitlement is calculated based on 10% of profits after certain deductions. The advanced dividends paid are deducted from the ordinary dividends that the government receives under its 20% equity interest in Gounkoto. Given this is a statutory obligation rather than a contractual obligation, a liability is recognized at each balance sheet date based on 10% of the accrued profit measure. The liability is extinguished upon the subsequent payment of the advanced dividend. An ‘Other receivables’ asset is recorded as the advanced dividend automatically entitles Gounkoto to reduce future cash flows paid to the State of Mali and creates economic benefit. The carrying value of the asset is reviewed for impairment. Ordinary dividends are recorded as a reduction in non-controlling interest once declared.

Contingent liabilities

The group discloses contingent liabilities when possible obligations exist as a result of past events, unless the possible outflows of economic benefits as a result of the past event of economic benefits as a result of the past event are considered remote. By their nature, contingencies will often only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In certain circumstances, to provide transparency, the group voluntarily elects to disclose information regarding claims for which any outflow of economic benefit is considered remote.

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

Share-based payments

The fair value of the employee services received in exchange for the grant of options, restricted shares, performance shares or participation in the group’s Co-Investment Plan is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares awards determined at the grant date:

•	awards including any market performance conditions (for example, the correlation used between the Euromoney Global Gold Index (formerly the HSBC Global Gold Index) and the company TSR); and

•	excluding the impact of any service and non-market performance vesting conditions (for example, profitability, reserve growth targets and remaining an employee of the entity over a specified time period).

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of shares that the employee will ultimately receive. This estimate is revised at each statement of financial position date and the difference is charged or credited to the statement of comprehensive income, with a corresponding adjustment to equity. Market performance conditions are included in the fair value assumptions on the grant date with no subsequent adjustment. The proceeds received on exercise of the options net of any directly attributable transaction costs are credited to equity. When the options are exercised, the company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. Transfers are made between other reserves and share premium when options are exercised and shares vest for the cumulative share based expense.

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

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed until such time as the directors have sufficient information to determine that future economic benefits are probable, after which the expenditure is capitalized as a mine development cost. The information required by directors is typically a final feasibility study; however a prefeasibility study may be deemed to be sufficient where the additional work required to prepare a final feasibility study is not significant or the work done at prefeasibility level clearly demonstrates an economic asset. Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a prefeasibility study. This economic evaluation is distinguished from a prefeasibility study in that some of the information that would normally be determined in a prefeasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that more likely than not the group will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are capitalized within development costs.

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

By their nature, these judgments are subject to an inherent degree of uncertainty and are based on historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

TVA

Included in trade and other receivables are taxation debtor receivables of US$125.7 million (US$76.7 million current and US$49.0 million non-current), consisting primarily of recoverable value added tax (TVA) balances owing by the fiscal authorities in Mali. A further US$36.4 million (at 45% attributable share) is included in the underlying statement of financial position of the Kibali joint venture. In Mali the TVA owing is being offset against other tax owing to the State, in accordance with the legal right of offset under the relevant mining conventions.

Profit forecasts for the mine, using approved budgets and mine plans, supports recovery of the balance through such offsetting by 2015, although the recovery and timing is subject to estimates of factors such as gold price and production. We are also continuing to engage with authorities in Mali to accelerate the repayment of the outstanding TVA balances. The group continues to seek recovery of TVA in the DRC, in line with its mining convention. Judgment exists in assessing recovery of these receivables.

Corporation tax claims

The group is in receipt of claims for various taxes from the State of Mali totaling US$123.1 million, in respect of the Loulo SA, Gounkoto SA and Morila SA (40% joint venture interest) mines, together with Kankou Moussa SARL, its Malian gold sales operation. Having taken professional advice, the group considers the claim to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. Loulo, Gounkoto and Morila have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. During the third quarter, Loulo submitted a request for arbitration at the International Court of the Settlement of Investment Disputes against the State of Mali in relation to certain of the disputed tax claims. The appointment of arbitrators has been finalized and the first procedural hearing took place during February 2014. Whilst we consider the claims to be wholly without merit, given the ongoing disputes and arbitration, judgment was applied in assessing any potential liabilities to be remote. Accordingly, no provision has been made for the material claims.

Carrying values of property, plant and equipment and joint venture investments

The group assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed approved mine plans and operating plans. Future cash flows are based on estimates of:

•	the quantities of the proven and probable reserves, being those reserves for which there is a high degree of confidence in economic extraction;

•	future production levels;

•	future commodity prices;

•	future cash cost of production and capital expenditure associated with extraction of the proven and probable reserves in the approved mine plan;

•	future gold prices – a gold price curve from a leading merchant bank was used for the impairment calculations starting at a $1,250 gold price; and

•	discount rate of 9.4% pre-tax.

The impairment tests did not indicate impairment and head room existed at each mine. Given the significance of gold prices and the longevity of mine plans, the directors consider gold price and discount rate sensitivities to be relevant. A reduction in forward gold prices in excess of 13% would give rise to material impairment. The discount rate would need to increase by at least 54% to 14.5% to give rise to impairment at the mine with the greatest discount rate sensitivity. However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The models are considered suitably conservative with proven and probable reserves determined based on US$1,000/oz gold price as shown below.

Capitalization and Depreciation

There are several methods for calculating depreciation, i.e. the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage. Refer to Note 2 for the depreciation policy. Estimates are required regarding the allocation of assets to relevant proven and probable reserves.

The group applies judgment in allocating costs between operating and capital items in respect of underground mining. Costs are capitalized when the activity provides access to future ore bodies and are expensed as operating costs when the works involve extraction of ore from operational sections of the ore body.

Additionally, judgment was required when determining the date at which commercial production was achieved and depreciation commenced at Kibali. Similarly, given ongoing mine construction and development, judgment was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

Gold price assumptions for reserves determination

The following gold prices were used in the mineral reserves optimization calculations:

US$/oz.	2013	2012	2011
Morila	1,000	1,000	1,000
Loulo: open pit	1,000	1,000	1,000
Loulo: underground	1,000	1,000	1,000
Tongon	1,000	1,000	1,000
Kibali	1,000	1,000	1,000
Massawa	1,000	1,000	1,000
Gounkoto	1,000	1,000	1,000

Changes in the gold price used could result in changes in the mineral reserve optimization calculations which impact Life of Mine plans. Mine modeling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions in respect of ore reserves.

Determination of ore reserves

The group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the JORC code). Reserves determined in this way are used in the calculation of depreciation and amortization, as well as the assessment of the carrying value of mining assets and timing of mine closure obligations. There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. For further information refer to “Exploration Review” in the Annual Report on Form 20-F.

Future rehabilitation obligations

The net present value of current rehabilitation estimates have been discounted to their present value at 2.5% per annum (2012: 2.5%; 2011: 2.5%) being the prevailing risk free interest rates. Expenditure is expected to be incurred at the end of the respective mine lives. The Morila rehabilitation estimate at December 31, 2013, which is held in the underlying statement of financial position of the equity accounted joint venture, includes the impact of the approved tailings storage facility retreatment program, where the retreated tailings and non-viable tailings will be deposited in the pit. For further information, including the carrying amounts of the liabilities, refer to Note 14. A 1% change in the discount rate on the group’s rehabilitation estimates would result in an impact of $7.1 million (2012: $6.6 million; 2011: $4.2 million) on the provision for environmental rehabilitation, and an impact of $0.5 million (2012: $0.4 million; 2011: $0.4 million) on the statement of comprehensive income.

Stockpiles, gold in process and product inventories

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process and product inventories. Net realizable value tests are performed at least annually and represent the estimated future sales value of the product based on contained gold and metals prices, less estimated costs to complete production and bring the product to sale.

Stockpile quantities are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

Post production open cast mine stripping

The group capitalizes costs associated with stripping activity to expose the ore body within mining assets. The group subsequently depreciates the asset as that section of the ore body is mined. This requires judgment as to the eligible costs and the relevant section of the orebody for depreciation.

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

Share-based payments

Refer to Note 15 for the key assumptions used in determining the value of share-based payments.

4.	Income Taxes

US$000	Note	Year ended Dec. 31, 2013	Year ended Dec. 31, 2012 (Restated)	Year ended Dec. 31, 2011 (Restated)
Current taxation		76,935	31,039	23,024
Deferred taxation	11	(221)	6,015	7,017

		76,714	37,054	30,041

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s operations.

Profit before tax		402,461	547,836	471 ,946
Tax calculated at effective tax rate of 30% (2012: 30% 2011: 35%)		120,738	164,351	165,181
Reconciling items:
Income taxed at 0%		(54,309)	(67,632)	(46,921)
Expenses deductible at 0%		35,634	62,133	38,929
Mali tax holiday permanent differences		(10,950)	(73,658)	(48,474)
Côte d’Ivoire tax holiday permanent differences		(20,362)	(36,849)	(68,447)
Net capital allowances not deductible		5,803	1,344	5,326
Deferred stripping costs adjustment		(5,815)	5,469	176
Share of equity accounted joint venture profits		(7,444)	(20,456)	(25,288)
Other permanent differences		13,419	2,352	9,559

Taxation charge		76,714	37,054	30,041

The company is subject to an income tax rate in Jersey at 0%. Loulo benefited from a five-year tax holiday in Mali until the tax exoneration period expired on November 7, 2010. Tongon benefits from a five-year tax holiday in Cote d’Ivoire from the commencement of production in December 2010. Gounkoto benefited from a two year tax holiday until the exoneration expired on June 1, 2013. It has a potential further tax holiday, up to a maximum of five years in total, in the event of further capital investment, such as an underground mine. The benefit of the tax holidays to the group was to increase its net profit by $31.3 million (2012: $110.5 million; 2011: $116.9 million). Accordingly, had the group not benefited from the tax holidays in Mali and Cote d’Ivoire, earnings per share would have been reduced by $0.34, $1.20 and $1.28 for the years ended December 31, 2013, 2012 and 2011 respectively. Under Malian tax law, income tax is based on the greater of 30% of taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. The Loulo, Gounkoto and Tongon operations have no assessable capital expenditure carry forwards for assessable tax losses, at December 31, 2013, 2012 and 2011 respectively, for deduction against future mining income. The group’s share as profits from equity accounted joint ventures is stated net of US$7.4 million (2012: US$20.5 million; 2011: US$25.3 million) of current and deferred tax charges primarily in respect of Morila and Kibali.

5.	Share capital and premium

The total authorized number of ordinary shares is 120 million (2012: 120 million; 2011: 120 million) of US 5 cents (2012: US 5 cents; 2011: US 5 cents). All issued shares are fully paid. The total number of issued shares at December 31, 2013 was 92,245,531 shares (2012: 92,061,153; 2011: 91,717,070).

Refer to the statement of changes in equity on page F-4 for more detail on the annual movement of the number of ordinary shares, share capital and share premium, including the movement arising from the issue of restricted shares and exercise of share options.

6.	EarningS and Dividends per sharE
	FOR THE YEAR ENDED DECEMBER 31, 2013
	Income (numerator) US$000	Shares (denominator)	Per share amount US$
BASIC EARNINGS PER SHARE
Shares outstanding at January 1, 2013		92,061,153
Weighted number of shares issued		152,358
Income available to shareholders	278,382	92,213,511	3.02
EFFECT OF DILUTIVE SECURITIES
Share options		268,615
Restricted shares		863,983
Diluted earnings per share	278,382	93,346,109	2.98

	FOR THE YEAR ENDED DECEMBER 31, 2012
	Income (numerator) US$000	Shares (denominator)	Per share amount US$
BASIC EARNINGS PER SHARE
Shares outstanding at January 1, 2012		91,717,070
Weighted number of shares issued		194,474
Income available to shareholders	431,801	91,911,544	4.70
EFFECT OF DILUTIVE SECURITIES
Share options		396,180
Restricted shares		517,202
Diluted earnings per share	431,801	92,824,926	4.65

	FOR THE YEAR ENDED DECEMBER 31, 2011
	Income (numerator) US$000	Shares (denominator)	Per share amount US$
BASIC EARNINGS PER SHARE
Shares outstanding at January 1, 2011		91,082,170
Weighted number of shares issued		255,542
Income available to shareholders	383,860	91,337,712	4.20
EFFECT OF DILUTIVE SECURITIES
Share options		570,775
Restricted shares		368,030
Diluted earnings per share	383,860	92,276,517	4.16

Refer to Note 15 for details on share options and share awards issued to employees. US$46.1 million (US$0.50 per share) was paid as dividends in 2013 (2012: US$36.7 million/US$0.40 per share; 2011: US$18.2 million/US$0.20 per share). On January 31, 2014, the board of directors proposed an annual dividend of US$0.50 per share which, if approved, will result in an aggregate dividend payment of US$46.1 million and is expected to be paid in May 2014. The proposed dividend in respect of 2013 is subject to shareholder approval at the annual general meeting to be held on May 7, 2014. An optional scrip dividend has been proposed whereby shareholders can elect to receive new ordinary shares in the company. 601,084 restricted share awards were also antidilutive at December 31, 2013 (2012: 463,441; 2011: 596,438). The total number of potentially issuable shares at December 31, 2013 was 1,680,652 (2012: 1,271,842; 2011: 1,597,913).

7.	Trade and Other Receivables

US$000	Note	Dec. 31, 2013	Dec. 31, 2012 (Restated)

Trade		20,458	43,797
Advances to contractors		17,782	14,394
Taxation debtors	7.1	131,029	91,719
Prepayments and other receivables		54,843	27,009
Gounkoto advance dividend	7.2	10,965	25,210
Total		235,077	202,129
Less: current portion		(186,054)	(202,129)
Long term portion	7.1	49,023	-

7.1 The taxation debtors primarily relate to indirect taxes owing to the group by the State of Mali, including TVA balances at Loulo of US$115.6 million (2012: US$71.9 million) and Gounkoto of US$10.1 million (2012: US$10.3 million). The taxation debtor further includes TVA balances at Tongon of US$4.2 million (2012: US$5.2 million), as well as refundable duties of US$1.1 million at Loulo (2012: US$4.3 million). Non-current receivables consist of TVA balances at Loulo expected to be recovered through offsets of TVA with future taxes payable in accordance with the legally binding mining convention after one year.

7.2 Refer to Note 2 for details of the Gounkoto dividend.

The classes within trade and other receivables do not contain impaired assets. The carrying values are considered to approximate fair values.

The credit quality of receivables that are not past due or impaired is considered high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The group does not hold any collateral as security although it has the legally binding right to offset TVA balances with other taxation payable in Mali, and exercises this right. Refer to Note 17 for further information on the concentration of credit risk.

The terms of payment of trade receivables is less than seven days, advances to contractors 30 days and taxation debtors is six months.

8.	Inventories and ore stockpiles

US$000	Dec. 31, 2013	Dec. 31, 2012 (Restated)
Consumable stores	132,490	132,845
Stockpiles	173,658	121,981
Gold in process	16,277	17,783
Total inventories and ore stockpiles	322,425	272,609
Less: current portion	(180,415)	(272,609)
Long-term portion	142,010	-

All inventory and ore stockpiles are stated at the lower of cost or net realizable value. Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

9.	Property, PlanT and equipment

US$000	Dec. 31, 2013	Dec. 31, 2012 (Restated)

Property, plant and equipment Mine properties, mine development costs and mine plant facilities and equipment cost
At the beginning of year	1,592,781	1,309,382
Additions	293,273	283,399
	1,886,054	1,592,781
Accumulated depreciation and amortization
At beginning of year	297,916	179,925
Charge for the year	130,638	117,991
	428,554	297,916
Net book value	1,457,500	1,294,865

Long-lived assets

Included in property, plant and equipment are long-lived assets which are amortized on a units of production basis as detailed in note 2 and comprise the metallurgical plants, tailings and raw water dams, power plants and mine infrastructure. The net book value of these assets was US$1,436.3 million at December 31 2013 (2012: US$1,257.9 million).

Short-lived assets

Included in property, plant and equipment are short-lived assets which are amortized over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was US$8.1 million at December 31, 2013 (2012: US$4.4 million).

Undeveloped property

Included in property, plant and equipment are undeveloped property costs of US$2.2 million (2012: US$2.3 million).

Post production stripping

Property, plant and equipment includes capitalized stripping costs, related to the production phase of opencast mining. The net book value at December 31, 2013 was US$10.9 million (2012: US$30.3 million).

	Dec. 31, 2013	Dec. 31, 2012
The remaining maximum estimated useful lives in respect of proven and probable reserves for each mine is as follows:
Loulo	15 years	15 years
Gounkoto	12 years	14 years
Tongon	7 years	9 years

10.	Investments in joint ventures AND DETAILS OF MATERIAL NON-CONTROLLING INTERESTS

Material non-controlling interests

Randgold owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto SA through the intermediary holding companies Randgold Resources (Somilo) Lt and Randgold Resources (Gounkoto) Limited respectively, with the State of Mali owning 20%. Randgold owns 89%, of Société des Mines de Tongon SA through the intermediary holding company Randgold Resources (Côte d’Ivoire) Limited, with the State of Cote d’Ivoire and another outside shareholder owning 10% and 1% respectively. Randgold has funded these investments by means of shareholder loans including through Mining Investments (Jersey) Limited, and therefore controls 100% of the cash flows from these mines until the shareholder loans are repaid. These subsidiaries include material non-controlling interests. Details of the nature of the operations is provided in note 1, details of the Gounkoto dividend on page F-4 of this annual report and Note 2, with summarized financial information provided in Note 16. The cumulative non-controlling interest in Société des Mines de Loulo SA is US$81.4 million (2012: US$67.4 million) with its non-controlling interest share of profit of US$14.0 million, Société des Mines de Gounkoto SA is US$57.0 million (2012: US$58.1 million) with its non-controlling interest share of profit of US$26.1 million and Société des Mines de Tongon SA is US$41.8 million (2012: US$34.5 million) with its non-controlling interest share of profit of US$7.3 million.

Joint ventures

The group changed its accounting policy on joint ventures from January 1, 2013 following the introduction of IFRS 11 Joint Arrangements which applies to the current year. The joint venture agreements and structures for Kibali and Morila, together with the asset leasing joint ventures (KAS 1 Limited and RAL 1 Limited) provide the group with interests in the net assets of those companies, rather than interests in underlying assets and obligations. Accordingly, under IFRS 11, the group’s share of joint ventures have been accounted for using the equity method rather than proportionately consolidated, from the beginning of the earliest period presented.

The following tables represent the group’s share of the assets and liabilities of the respective joint venture which are included in the consolidated balance sheet and statement of comprehensive income within the total investments in joint ventures, share of profits of equity accounted joint ventures and share of equity accounted joint ventures’ other comprehensive expenses.

A summarized breakdown of the aggregate assets and liabilities of the group’s share of joint ventures which have been aggregated into the single line ‘Investment in joint ventures’ balance at January 1, 2011 were as follows:

US$000	Group
Mineral properties	406,000
Property, plant and equipment	167,723
Cash and cash equivalents	24,778
Inventories	27,943
Trade and other receivables	12,362
Trade and other payables	(41,589)
529,217

Investment in joint ventures

The movements in total investments in joint ventures are as follows:

US$000	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Beginning of year
Investments in equity accounted joint ventures	816,500	549,798	503,356
Other investments in joint venture	43,947	47,419	26,528
Total investments in joint ventures	860,447	597,217	529,884
Funds invested in equity accounted joint ventures	424,905	298,283	100,139
Loans repaid by equity accounted joint ventures	-	(3,472)	-
Share of profits of equity accounted joint ventures	54,257	40,927	44,119
Dividends received	(18,974)	(72,326)	(76,125)
Share of other comprehensive expenses of joint ventures	(400)	(182)	(800)
End of year
Investments in equity accounted joint ventures	1,267,776	816,500	549,798
Other investments in joint ventures	52,459	43,947	47,419
Total investments in joint ventures	1,320,235	860,447	597,217

Kibali (Jersey) Limited

Set out below is the summarized financial information for Kibali (Jersey) Limited which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

US$000	Dec. 31, 2013	Dec. 31, 2012
Summarized statement of financial position
Current
Cash and cash equivalents	4,681	11,913
Other current assets (excluding cash)	257,886	82,495
Total current assets	262,567	94,408
Financial liabilities (excluding trade payables)	(5,600)	(17,876)
Other current liabilities (including trade payables)	(91,247)	(49,703)
Total current liabilities	(96,847)	(67,579)
Non-current
Assets	2,353,383	1,599,118
Financial liabilities	(53,430)	(53,388)
Other liabilities	(8,210)	(4,652)
Total non-current liabilities	(61,640)	(58,040)
Net assets	2,457,463	1,567,907

US$000	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Summarized statement of comprehensive income
Revenue	109,229	-	-
Depreciation and amortization	(14,863)	(2,223)	(1,981)
Interest income	3,966	1,448	787
Interest expense	(1,252)	(14)	(6)
Profit/(loss) before tax	52,828	(3,756)	(292)
Income tax	4,739	-	-
Post-tax profit / (loss)	57,567	(3,756)	(292)
Other comprehensive expense - loss on available for sale asset	(799)	(364)	(1,675)
Total comprehensive income/(expense)	56,768	(4,120)	(1,967)
Dividends received from joint venture	-	-	-

The segmental report in Note 16 presents information based on the group’s effective 45% interest in the underlying Kibali gold mine as reported internally. As such, that differs to the 50% interest in the Kibali (Jersey) Limited group. Refer to the audited financial statements of Kibali (Jersey) Limited in respect of December 31, 2013, 2012 and 2011 beginning on page F-58.

US$000	Dec. 31, 2013	Dec. 31, 2012
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in the Kibali joint venture
Opening net assets January 1	1,567,907	975,461
Profit/(loss) for the period	57,567	(3,756)
Other comprehensive expense	(799)	(364)
Dividends received	-	-
Funding advanced	832,788	596,566
Closing net assets	2,457,463	1,567,907
Interest in joint venture at 50%	1,228,732	783,954
Mineral property at acquisition	33,453	33,453
Adjustment to reflect attributable interest	(4,042)	(6,195)
Carrying value	1,258,143	811,212

The group’s effective interest in the underlying Kibali Goldmines SPRL is 45%. The group holds a 50% joint venture interest in Kibali (Jersey) Limited with Anglo Gold Ashanti. Joint control is provided through shareholdings and the joint venture agreement. Kibali (Jersey) Limited holds a 90% interest in Kibali Goldmines SPRL thereby giving the group an effective 45% in that mine. Refer to Note 1 for details.

Morila

Set out below is the summarized financial information for Société des Mines de Morila SA which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

US$000	Dec. 31, 2013	Dec. 31, 2012
Summarized statement of financial position
Current
Cash and cash equivalents	3,338	22,613
Other current assets (excluding cash)	95,027	71,897
Total current assets	98,365	94,510
Financial liabilities (excluding trade payables)	-	-
Other current liabilities (including trade payables)	(94,992)	(79,015)
Total current liabilities	(94,992)	(79,015)

US$000	Dec. 31, 2013	Dec. 31, 2012
Non-current
Assets	31,345	10,430
Financial liabilities	-	-
Other liabilities	(10,635)	(12,705)
Total non-current liabilities	(10,635)	(12,705)
Net assets	24,083	13,220

US$000	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Summarized statement of comprehensive income
Revenue	199,674	336,756	391,928
Depreciation and amortization	(10,328)	(15,333)	(25,595)
Interest income	3	5	5
Interest expense	(543)	(540)	(1,275)
Profit before tax	79,803	155,525	162,223
Income tax	(23,940)	(51,140)	(52,615)
Post-tax profit	55,863	104,385	109,608
Other comprehensive income	-	-	-
Total comprehensive income	55,863	104,385	109,608
Dividends received from joint venture	45,000	180,000	190,000

US$000	Dec. 31, 2013	Dec. 31, 2012
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in the Morila joint venture
Summarized financial information
Opening net assets January 1	13,220	88,835
Profit for the period	55,863	104,385
Other comprehensive income	-	-
Dividends received	(45,000)	(180,000)
Funding advanced	-	-
Closing net assets	24,083	13,220
Interest in joint venture at 40%	9,633	5,288
Carrying value	9,633	5,288

Refer to Note 1 for the nature of operations, country of incorporation and the ownership interest in Société des Mines de Morila SA. Joint control exists through the joint venture agreement with AngloGold Ashanti.

RAL 1 Limited

Set out below is the summarized financial information for RAL 1 Limited which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

US$000	Dec. 31, 2013	Dec. 31, 2012
Summarized statement of financial position
Current
Cash and cash equivalents	2,179	2,413
Other current assets (excluding cash)	9,026	3,429
Total current assets	11,205	5,842
Financial liabilities (excluding trade payables)	-	-
Other current liabilities (including trade payables)	(10,219)	(1,760)
Total current liabilities	(10,219)	(1,760)
Non-current
Assets	107,384	83,320
Financial liabilities	(107,951)	(86,502)
Other liabilities	-	-
Total non-current liabilities	(107,951)	(86,502)
Net assets	419	900

US$000	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Summarized statement of comprehensive income
Revenue	25,166	21,913	16,353
Depreciation and amortization	(16,952)	(14,838)	(10,535)
Interest income	6	10	-
Interest expense	(4,713)	(4,481)	(3,834)
Profit before tax	1,462	845	665
Income tax	-	-	-
Post-tax profit	1,462	845	665
Other comprehensive income	-	-	-
Total comprehensive income	1,462	845	665
Dividends received from joint venture	1,943	650	250

US$000	Dec. 31, 2013	Dec. 31, 2012
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in the RAL 1 joint venture
Opening net assets January 1	900	705
Profit for the period	1,462	845
Other comprehensive income	-	-
Dividends received	(1,943)	(650)
Funding advanced	-	-
Closing net assets	419	900
Interest in joint venture at 50.1%	210	451
Funding classified as long term debt by joint venture recorded in ‘other investments in joint ventures’	52,249	43,496
Carrying value	52,459	43,947

RAL 1 Limited is an asset leasing joint venture in which the group has a 50.1% interest with DTP Terrassement being the joint venture partner. The joint venture operates in Mali and Côte d’Ivoire and is incorporated in Jersey.

Note that the KAS 1 Limited asset leasing joint venture in which the group has an effective 25.01% interest is included within the Kibali joint venture as Kibali (Jersey) Limited is the joint venture partner with DTP Terrassement.

Refer to Note 19 for details of joint venture capital commitments.

11.	Deferred Taxation

US$000	Note	Dec. 31, 2013	Dec. 31, 2012 (Restated)
Deferred tax is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the Malian operations and 25% in respect of the Ivorian operations.
The movement on deferred taxation is as follows:
At the beginning of the year		27,385	21,370
Statement of comprehensive income charge	4	(221)	6,015
At the end of the year		27,164	27,385
Deferred taxation assets and liabilities comprise the following:
Decelerated tax depreciation		25,174	20,256
Deferred stripping		3,284	9,099
Deferred taxation liability		28,458	29,355
Accelerated tax depreciation		(1,294)	(1,970)
Deferred taxation asset		(1,294)	(1,970)
Net deferred tax liability		27,164	27,385

Temporary differences which are expected to be realized during the Tongon and Gounkoto tax holidays are recognized at 0%. There is no deferred tax on other comprehensive income items. There are no unrecognized deferred tax liabilities in respect of undistributed profits.

12.	Available for sale financial assets

US$000	Dec. 31, 2013	Dec. 31, 2012 (Restated)
Beginning of year	3,003	6,843
Disposals	-	(920)
Fair value movement recognized in other comprehensive income	(1,173)	(2,919)
Exchange differences	1	(1)
At December 31	1,831	3,003

13.	Trade and other payables

US$000	Note	Dec. 31, 2013	Dec. 31, 2012 (Restated)
Trade payables		84,563	31,788
Payroll and other compensation		12,112	11,108
Accruals and other payables		66,805	65,335
Gounkoto priority dividend	13.1	10,965	25,210
		174,445	133,441

13.1	Refer to Note 2 for the Gounkoto dividends.

14.	Provision for environmental rehabilitation

US$000	Dec. 31, 2013	Dec. 31, 2012 (Restated)
Opening balance	52,575	34,624
Unwinding of discount	1,315	996
Change in estimates	(4,713)	16,955
At December 31	49,177	52,575

As at December 31, 2013, US$27.5 million of the provision relates to Loulo (December 31, 2012: US$29.6 million). US$16.2 million (2012: US$16.0 million) of the provision relates to Tongon, while US$5.5 million relates to Gounkoto (2012: US$6.9 million). The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 2.5% (2012: 2.5%) per annum, being an estimate equivalent to the risk-free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. Limited environmental rehabilitation regulations currently exist in Mali and Côte d’Ivoire to govern the mines, so the directors have based the provisions for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the group’s estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its properties. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate. Current Life of Mine (LOM) plans envisage the expected outflow to occur at the end of the LOM which is 2028 for Loulo, 2020 for Tongon and 2025 for Gounkoto.

15.	Employment cost

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

US$000	Dec. 31, 2013	Dec. 31, 2012 (Restated)	Dec. 31, 2011 (Restated)
Total employee benefit cost was as follows:
Short term benefits	46,070	38,353	35,713
Pension contributions	5,577	3,949	3,068
Share-based payments	26,282	21,150	23,581
Total	77,929	63,452	62,362

Share-based payments

Share options, restricted shares, performance shares and Co-Investment Plan share awards are granted to directors and employees in exchange for services rendered. These are discussed below.

Share-based payments – share options

The fair value of employee services received as consideration for share options (equity settled) of the company is calculated using the Black-Scholes option pricing model. Options vest after two, three and four years and lapse after a maximum term of ten years. No new options were granted during 2013, 2012 or 2011, therefore no inputs to the option model, etc. are provided for the current year. A reconciliation of the movements in the options during 2011, 2012 and 2013 is provided below.

Share option scheme*

	Number of options outstanding	Weighted average US$ exercise price
BALANCE AT DECEMBER 31, 2011	555,214	31.53
Share options exercised during the period	(219,250)	40.93
Share options granted during the period	-	-
Share options lapsed during the period	(56,037)	18.72
BALANCE AT DECEMBER 31, 2012	279,927	27.44
Share options exercised during the period	(23,750)	49.88
Share options granted during the period	-	-
Share options lapsed during the period	(10,600)	54.13
BALANCE AT DECEMBER 31, 2013	245,577	24.13

*No director currently participates in the Randgold’s Share Option Scheme.

The Randgold Resources Share Option scheme is not constrained by a fixed time period. The aggregate number of shares that may be determined for the option scheme includes all options that have been exercised or are the subject of either terminated or expired options after a 10-year period.

The following table below summarizes the information about the options outstanding, including options that are not yet exercisable:

Range of exercise price (US$)	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
At December 31, 2013
8.05 – 8.05	75,000	0.59	8.05
22.19 – 22.19	89,577	3.64	22.19
26.26 – 46.34	50,000	4.75	31.33
56.99 – 56.99	31,000	5.67	56.99
	245,577	3.19	24.13
At December 31, 2012
2.50 – 3.25	600	0.10	3.25
8.05 – 8.05	75,000	1.59	8.05
22.19 – 22.19	92,327	4.64	22.19
26.26 – 46.34	53,000	5.75	31.40
56.99 – 56.99	59,000	6.67	56.99
	279,927	4.45	27.44
At December 31, 2011
1.25 – 2.13	4,412	-	2.11
2.50 – 3.25	14,702	0.53	3.25
8.05 – 8.05	75,000	2.60	8.05
22.19 – 22.19	185,100	5.64	22.19
26.26 – 46.34	175,000	6.50	40.93
56.99 – 56.99	101,000	7.68	56.99
	555,214	5.52	31.53

The table below summarizes information about options that are exercisable as at December 31, 2013, 2012 and 2011:

Range of exercise price (US$)	Number of exercisable options	Weighted average exercise price (US$)
At December 31, 2013
8.05 – 8.05	75,000	8.05
22.19 – 22.19	89,577	22.19
26.26 – 46.34	50,000	31.33
56.99 – 56.99	31,000	56.99
	245,577	24.13
At December 31, 2012
2.50 – 3.25	600	3.25
8.05 – 8.05	75,000	8.05
22.19 – 22.19	92,327	22.19
26.26 – 46.34	53,000	31.40
56.99 – 56.99	12,000	56.99
	232,927	21.48
At December 31, 2011
1.25 – 2.13	4,412	2.11
2.50 – 3.25	14,702	3.25
8.05 – 8.05	75,000	8.05
22.50 – 22.50	185,100	22.19
22.19 – 22.19	28,000	36.71
26.26 – 46.34	7,000	56.99
	314,214	19.18

Moto Options

Equity settled options over 774,163 ordinary shares were issued in relation to Moto options during the year ending December 31, 2009, as part of the acquisition of the joint venture interest in Moto. The weighted average exercise price of these options at October 15, 2009 (the date of completion of the Moto acquisition) was US$56.39 per option. The fair value of these share options was calculated as US$20.2 million. The Black Scholes valuation model was used to determine the fair value of these options. All of these options have vested. No further Moto options were granted during 2013, 2012 or 2011, therefore no inputs to an option model are provided. All the remaining options were exercised or lapsed during 2012.

The table below summarizes the information about the options related to the Moto acquisition that were outstanding and exercisable at December 31, 2011:

Range of exercise price (US$)	Number of options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (US$)
At December 31, 2011
105.16 – 105.16	62,670	0.36	105.16
	62,670	0.36	105.16

The table below summarizes details about the options that exercised and lapsed during 2011 and 2012:

	Average US$ price		Options
Moto share options	2012	2011	2012	2011

At January 1	105.16	104.19	62,670	79,082
Exercised	105.16	105.16	(48,548)	(15,000)
Lapsed	105.16	51.27	(14,122)	(1,412)
At December 31	-	105.16	-	62,670

Share-based payments – restricted shares, performance shares and participation in Co-Investment Plan

The company operates restricted share schemes for directors and management, as well as participation in a Co-Investment Plan for directors and management.

Restricted shares issued to management

Restricted shares issued to management are subject to a satisfactory performance level being achieved during the 12 month period prior to the vesting date of each tranche of shares.

The minimum performance level to be achieved is defined as level 3 on the company’s performance management system. All employees to whom restricted shares have been granted are expected to meet this level of performance. The performance period is typically up to five years where the employee must remain in employment for the shares to vest. There are no market based vesting conditions on the share awards.

The fair value of the restricted shares issued in 2013, 2012 and 2011 are detailed below and the share-based payment charge is charged to profit evenly between the grant and vesting dates. The restriction on the shares (no dividends received during the vesting period) had a minimal impact on the fair value estimate at the grant date. The restricted shares have an exercise price of nil.

The fair value of the restricted shares issued in 2013 was calculated using the Black-Scholes pricing model. The key assumptions used in this model for shares granted during the year ending December 31, 2013 were as follows:

US$000	Note	January 2013	August 2013
Quantity of shares issued		404,500	54,300
Fair value of shares issued		US$37.4 million	US$3.8 million
Performance period		3, 4 and 5 years	3, 4 and 5 years
Volatility	15.1	34.6%, 41.4% and 51.7%	40.7%, 37.3% and 50.4%
Risk-free interest rate		0.39%, 0.81% and 0.81%	0.64%, 1.4% and 1.4%
Dividend yield		0.4%	0.7%
Weighted average share price on grand and valuation date	15.2	US$93.4	US$71.29
Weighted average exercise price		-	-

15.1      Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.

15.2      Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

 The fair value of the restricted shares issued in 2013 was calculated using the Black-Scholes pricing model. The key assumptions used in this model for shares granted during the year ending December 31, 2013 were as follows:

	Note	January 2012	August 2012
Quantity of shares awarded		120,000	106,200
Fair value of shares awarded		US$13.4 million	US$9.5 million
Performance period		3, 4 & 5 years	3, 4 & 5 years
Volatility	15.3	39.0%, 54.3% & 50.9%	37.4%, 48.8% & 49.3%
Risk-free interest rate		0.4%, 0.7% & 0.8%	0.3%, 0.7% & 0.7%
Dividend yield		0.4%	0.4%
Weighted average share price on grant and valuation date	15.4	US$113.42	US$90.63
Weighted average exercise price		-	-

15.3      Volatility is based on the three year historical volatility of the company’s shares on each grant date.

15.4      Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

In 2012, there were 226,200 awards of restricted shares: 120,000 awards in January 2012 and 106,200 awards in August 2012. The market price at the award dates were US$113.42 and US$90.63 respectively and each vested over there, four and five years in equal tranches. The volatility, risk free rate and dividend yield had no significant impact on fair value but were consistent with those above. The total fair value of the awards was US$22.9 million over the vesting periods.

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

Restricted shares issued to executive directors in 2009 and 2010

The restricted shares issued to executive directors in 2009 and 2010 were subject to directors remaining employed, as well as being subject to a market performance condition, being the company’s relative TSR performance over three years against the Euromoney Global Gold Index. This was assessed and had a minimal impact on the fair value estimate at the grant date. The fair value of the restricted shares was based on the share price on the grant date and the share-based payment charge is charged to profit evenly between the grant and vesting dates. The restriction on the shares (no dividends received during the vesting period) had a minimal impact on the fair value estimate at the grant date. The restricted shares have an exercise price of nil. Details of the restricted share awards that vested and lapsed in the year together with details of the market prices at award and vesting dates are shown below under “Restricted shares issued to directors and management (excluding Co-Investment Plan)”.

Restricted share awards granted to executive directors in 2011 , 2012 and 2013

The Restricted Share Scheme for 2011, 2012 and 2013 operates with conditional share awards, where the awards shall vest in three equal one-third installments. If the performance conditions are met, awards vest to participants at the end of each performance period. The whole award is subject to four performance conditions, i.e. absolute TSR (market based), EPS growth, additional reserves and absolute reserves. Grant date fair value was calculated using the market-based measure. No dividends are attributable during the vesting period. Details of the restricted share awards that vested and lapsed in the year, together with details of the market prices at award and vesting dates are shown below under “Restricted shares issued to directors and management (excluding Co-Investment Plan)”.

The fair value of the restricted shares issued to executive directors in 2013 and 2012 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for shares awarded during the years ending December 31, 2013 and 2012 were as follows:

US$000	Note	March 2013	March 2012
Quantity of shares issued		45,125	35,305
Fair value of shares awarded		US$2.3 million	US$2.7 million
Performance period		3, 4 and 5 years with a 1 year post vesting retention requirement	3, 4 and 5 years with a 1 year post vesting retention requirement
Risk free interest rate		0.37%, 0.52% and 0.76%	0.56%, 0.82% and 1.08%
Volatility	15.1	40%	40%
Euromoney Global Gold Index volatility		30%	30%
Correlation used between the Euromoney Global Gold Index and the company TSR		80%	80%
Weighted average share price on grant and valuation date	15.2	US$82.37	US$101.49

15.1      Volatility is based on the three-year historical volatility of the company’s shares over the relevant vesting periods.

15.2      Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

The fair value of the restricted shares issued to executive directors in 2012 and 2011 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for shares awarded during the years ended December 31, 2012 and 2011 were as follows:

	Note	March 2012	June 2011
Quantity of shares awarded		35,305	46,577
Fair value of shares awarded		US$2.7 million	US$2.7 million
Performance period		3, 4 & 5 years with a 1 year post-vesting retention requirement	3, 4 & 5 years with a 1 year post-vesting retention period
Risk-free interest rate		0.56%, 0.82% & 1.08%	0.59%, 0.98% & 1.37%
Volatility	15.3	40%	40%
Euromoney Global Gold Index volatility		30%	30%
Correlation used between the Euromoney Global Gold Index and the company TSR		80%	80%
Weighted average share price on grant and valuation date	15.4	US$101.49	US$76.53

15.3      Volatility is based on the three-year historical volatility of the company’s shares over the relevant vesting periods.

15.4      Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

Career Share Award – performance shares

At the company’s 2013 annual general meeting shareholders approved an award of performance shares to the CEO. Consequently, 50,031 shares were awarded on April 29, 2013 which vest subject to certain performance conditions as detailed in the “Compensation” section of the Annual Report on Form 20-F. The fair value was determined at US$4.0 million.

The vesting of each one-fifth of the performance shares for the CEO is dependent on a number of conditions the first of which is the first gold pour at the Kibali gold mine which occurred on September 24, 2013. Accordingly, the performance condition in respect of 10,006 shares was met at a value of US$71.54. These shares will vest and be transferred to the CEO provided the CEO is in office or employment by the company on April 29, 2016.

Restricted shares issued to directors and management (excluding Co-Investment Plan)

Movements in the number of restricted shares outstanding and their issue prices are as follows:

	Weighted market price at award date US$ 2013		Weighted market price at award date US$ 2012	Weighted market price at award date US$ 2011	Shares 2013	Shares 2012	Shares 2011	Weighted average remaining contractual life (years) 2013	Weighted average remaining contractual life (years) 2012	Weighted average remaining contractual life (years) 2011
Shares granted to executive directors
At January 1	77.26		59.93	48.79	113,215	122,577	134,000
Awarded	82.37		101.40	76.53	45,125	35,305	46,577
Vested	51.15		48.25	-	(31,333)	(44,667)	-
Lapsed	-		-	47.52	-	-	(58,000)
At December 31	85.54		77.26	59.93	127,007	113,215	122,577	3.29	2.84	2.34
Shares awarded to non-executive Directors
At January 1	81.60		81.79	69.47	9,600	17,600	6,000
Awarded	78.79	*	79.06	81.60	8,400	7,200	18,000
Vested	79.57		79.42	70.03	(14,400)	(15,200)	(6,400)
Lapsed	-		-	-	-	-	-
At December 31	80.03		81.60	81.79	3,600	9,600	17,600	-	0.75	0.71
Shares awarded to employees
At January 1	90.61		85.82	88.00	869,100	721,200	300,000
Awarded	91.26		103.85	83.64	458,800	226,200	487,200
Vested	88.00		-	-	(100,000)	-	-
Lapsed	92.53		90.35	79.70	(70,400)	(78,300)	(66,000)
At December 31	90.76		90.61	85.82	1,157,500	869,100	721,200	2.92	3.07	3.71

* Being share price on the date of issue (May 6, 2013)

Participation in Co-Investment Plan by executive directors in 2013 and 2012

One third of any annual bonus earned is compulsorily deferred and an executive director may also choose to commit further shares to a Co-Investment Plan. The maximum commitment which may be made in the Co-Investment Plan is 200% of base salary by the CEO and 100% of base salary by the CFO for 2013 and 2012. Committed shares must be retained for three years and may be matched, depending on relative TSR performance over three years against the Euromoney Global Gold Index. If after three years the TSR performance of the company equals or exceeds the performance of the Euromoney Global Gold Index, then the committed shares may be matched on a stepped scale. Refer to the “Compensation” section of the Annual Report on Form 20-F for further details. The maximum level of matching is one-for-one. The vesting of the award is dependent on the company’s TSR performance relative to the Euromoney Global Gold Index.

The fair value of awards made under the Co-Investment Plan in 2013 and 2012 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for awards made under the Co-Investment Plan during the years ending December 31, 2013 and 2012 were as follows:

US$000	Note	March 2013	March 2012
Quantity of shares issued		45,125	33,305
Fair value of shares awarded		US$1.6 million	US$1.9 million
Performance period		3 years	3 years
Risk free interest rate		0.37%	0.56%
Volatility	15.1	40%	40%
Euromoney Global Gold Index volatility		30%	30%
Correlation used between the Euromoney Global Gold Index and the company TSR		80%	80%
Weighted average share price on grant and valuation date	15.2	US$82.37	US$101.49

15.1      Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.

15.2      Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

The fair value of awards made under the Co-Investment Plan in 2012 and 2011 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for awards made under the Co-Investment Plan during the year ended December 31, 2012 and 2011 were as follows:

	Note	March 2012	June 2011
Quantity of shares awarded		35,305	46,577
Fair value of shares awarded		US$1.9 million	US$1.4 million
Performance period		3 years	3 years
Risk-free interest rate		0.56%	0.59%
Volatility	15.3	40%	40%
Euromoney Global Gold Index volatility		30%	30%
Correlation used between the Euromoney Global Gold Index and the company TSR		80%	80%
Weighted average exercise price on grant and valuation date	15.4	US$101.49	US$76.53

15.3      Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.

15.4      Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

A reconciliation of the Co-Investment Plan share awards is provided below:

Director	Date of award	Market price at date of award (US$)*	At Jan 1, 2013	Awarded in the year	Vested in the year	Market price at date vested (US$)	Lapsed in the year	At Dec 31, 2013	Vesting**
D.M. Bristow	Jun 13, 2011 Mar 16, 2012 Mar 18, 2013	76.53 101.49 82.37	38,456 28,843	- - 36,724	- - -	- - -	- - -	38,456 28,843 36,724	Vests Jan 1, 2014 Vests Jan 1, 2015 Vests Jan 1, 2016
G.P. Shuttleworth	Jun 13, 2011 Mar 16, 2012 Mar 18, 2013	76.53 101.49 82.37	8,121 6,462 -	- - 8,401	- - -	- - -	- - -	8,121 6,462 8,401	Vests Jan 1, 2014 Vests Jan 1, 2015 Vests Jan 1, 2016

* NASDAQ Global Select Market dosing price on day preceding date of grant or if a public holiday, the next trading day. ** Vesting is subject to performance conditions.

Participation in Co-Investment Plan by senior management in 2013

Senior management has the opportunity to participate in Randgold’s Senior Management Co-Investment Plan from 2013. The maximum commitment which may be made in the Co-Investment Plan is 100% of base salary. Committed shares must be retained for three years and may be matched, depending on the relative TSR performance over three years against the Euromoney Global Gold Index. If after three years the TSR performance of the company equals or exceeds the performance of the Euromoney Global Gold Index, then the committed shares may be matched on a stepped scale. The maximum level of matching is one-for-one. The vesting of the award is dependent on the company’s TSR performance relative to the Euromoney Global Gold Index.

The fair value of awards made under the Co-Investment Plan in 2013 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for awards made under the Co-Investment Plan during the years ending December 31, 2013 were as follows:

US$000	Note	March 2013
Quantity of shares issued		21,961
Fair value of shares issued		US$0.8 million
Performance period		3 years
Risk free interest rate		0.37%
Volatility	15.1	40%
Euromoney Global Gold Index volatility		30%
Correlation used between the Euromoney Global Gold Index and the company TSR		80%
Weighted average share price on grant and valuation date	15.2	US$81.48

15.1      Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.

15.2      Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

16.	Segmental information

Operating segments have been identified on the basis of internal reports about components of the group that are regularly reviewed by the group’s chief operating decision maker. The operating segments included in internal reports are determined on the basis of their significance to the group. In particular, operating mines are reported as separate segments and exploration projects that have significant capitalized expenditure or other fixed assets are also reported separately. The Kibali and Morila joint ventures are included on a line-by-line basis, reflecting internal reporting. Other parts of the group, including the RAL 1 joint venture, are included with corporate and exploration. The group’s chief operating decision maker is considered by management to be the board of directors. An analysis of the group’s business segments, excluding intergroup transactions, is set out below. Major customers are not identifiable because all gold is sold to an agent.

Country of operation	Mali			Cote d’Ivoire	DRC	Jersey
US$000	Group’s 40% share of Morila	Loulo	Gounkoto	Tongon	Group’s 45% share of Kibali	Corporate and exploration	Inter- company eliminations	Sub-total	Joint venture adjustments	Total
YEAR ENDED DECEMBER 31, 2013
Profit and loss
Total revenue	79,870	436,950	371,361	329,448	49,153	-	(69)	1,266,713	(129,023)	1,137,690
Mining and processing costs excluding depreciation	(38,323)	(215,277)	(146,413)	(184,362)	(17,039)	12,608	(1,766)	(590,572)	42,754	(547,818)
Depreciation and amortization	(4,131)	(70,616)	(10,791)	(48,278)	(6,698)	(9,446)	-	(149,960)	19,322	(130,638)
Mining and processing costs	(42,454)	(285,893)	(157,204)	(232,640)	(23,737)	3,162	(1,766)	(740,532)	62,076	(678,456)
Transport and refining costs	(190)	(1,239)	-	(1,424)	(71)	-	-	(2,924)	261	(2,663)
Royalties	(4,796)	(26,266)	(22,282)	(9,867)	(1,244)	-	-	(64,455)	6,040	(58,415)
Exploration and corporate expenditure	-	(3,516)	(4,315)	(3,337)	(2,373)	(38,317)	-	(51,858)	2,373	(49,485)
Other (expenses)/income	(293)	(18,910)	(15,549)	(13,842)	(317)	50,798	2,507	4,394	(1,634)	6,028
Finance costs	(217)	(871)	(217)	(508)	(1,570)	(24,235)	15,733	(11,885)	4,148	(7,737)
Finance income	1	65	209	42	9,206	16,662	(15,733)	10,452	(9,210)	1,242
Share of profits of equity accounted joint ventures	-	-	-	-	-	-	-	-	54,257	54,257
Profit before income tax	31,921	100,320	172,003	67,872	29,047	8,070	672	409,905	(7,444)	402,461
Income tax expense	(9,576)	(30,096)	(41,326)	(1,100)	2,132	(4,192)	-	(84,158)	7,444	(76,714)
Net profit	22,345	70,224	130,677	66,772	31,179	3,878	672	325,747	-	325,747
Capital expenditure	(11,936)	(255,672)	(11,041)	(23,562)	(699,049)	33,374	-	(1,034,634)	731,535	(303,099)
Total assets	52,592	1,259,526	179,585	534,635	1,250,449	1,460,117	-	4,737,404	(1,360,891)	3,376,513
Total external liabilities	(38,387)	(148,270)	(66,872)	(40,950)	(74,314)	(85,438)	-	(454,231)	138,501	(315,730)

YEAR ENDED DECEMBER 31, 2012
Profit and loss
Total revenue	134,703	357,224	475,127	351,805	-	-	(1,029)	1,317,830	(134,703)	1,183,127
Mining and processing costs excluding depreciation	(53,127)	(145,886)	(174,506)	(150,321)	-	10,978	328	(512,534)	42,149	(470,385)
Depreciation and amortization	(6,133)	(51,550)	(18,197)	(48,033)	(183)	(7,645)	-	(131,741)	13,750	(117,991)
Mining and processing costs	(59,260)	(197,436)	(192,703)	(198,354)	(183)	3,333	328	(644,275)	55,899	(588,376)
Transport and refining costs	(270)	(1,077)	-	(1,641)	-	-	-	(2,988)	270	(2,718)
Royalties	(8,092)	(20,673)	(28,507)	(10,530)	-	-	-	(67,802)	8,092	(59,710)
Exploration and corporate expenditure	-	(2,255)	(1,110)	(2,654)	(1,608)	(33,014)	-	(40,641)	1,608	(39,033)
Other (expenses)/income	(4,657)	(15,253)	(7,227)	(15,548)	343	47,660	-	5,318	7,237	12,555
Finance costs	(216)	(490)	(129)	(353)	(7)	(15,244)	15,239	(1,200)	216	(984)
Finance income	2	14	75	104	13	17,081	(15,239)	2,050	(2)	2,048
Share of profits of equity accounted joint ventures	-	-	-	-	-	-	-	-	40,927	40,927
Profit before income tax	62,210	120,054	245,526	122,829	(1,442)	19,816	(701)	568,292	(20,456)	547,836
Income tax	(20,456)	(38,064)	1,970	(849)	-	(111)	-	(57,510)	20,456	(37,054)
Net profit	41,754	81,990	247,496	121,980	(1,442)	19,705	(701)	510,782	-	510,782
Capital expenditure	(1,153)	(219,506)	(17,847)	(33,391)	(286,610)	(3,773)	-	(562,280)	290,073	(272,207)
Total assets	42,685	1,029,761	242,185	613,794	863,237	335,482	-	3,127,144	(118,253)	3,008,891
Total external liabilities	(30,668)	(145,225)	(38,082)	(40,392)	(46,579)	(37,827)	-	(338,773)	110,818	(227,955)
F-48

	Mali			Côte d’Ivoire	DRC	Jersey
US$000	Group’s 40% share of Morila	Loulo	Gounkoto	Tongon	Group’s 45% share of Kibali	Corporate and Exploration	Inter company Elimi- nations	Sub-total	Joint venture adjustments	Total
YEAR ENDED DECEMBER 31, 2011
PROFIT AND LOSS

Total revenue	156,771	321,199	228,370	425,060	-	-	(4,314)	1,127,086	(156,771)	970,315
Mining and processing costs excluding depreciation	(68,090)	(180,048)	(60,120)	(137,674)		8,193	(503)	(438,242)	59,897	(378,345)
Depreciation and amortization	(10,238)	(20,377)	(6,065)	(39,104)	(998)	(5,278)	-	(82,060)	16,498	(65,562)
Mining and processing costs	(78,328)	(200,425)	(66,185)	(176,778)	(998)	2,915	(503)	(520,302)	76,395	(443,907)
Transport and refining costs	(209)	(1,499)	-	(933)	-	-	-	(2,641)	208	(2,433)

Royalties	(9,427)	(17,944)	(13,702)	(12,768)	-	-	-	(53,841)	9,427	(44,414)
Exploration and corporate expenditure	-	(4,156)	(1,242)	(3,222)	(164)	(35,141)	-	(43,925)	329	(43,596)
Other (expenses) / income	(3,410)	(18,207)	(8,536)	(33,963)	1,162	56,393	-	(6,561)	504	(6,057)

Finance costs	(510)	(562)	-	(340)	(2)	(33,174)	30,991	(3,597)	512	(3,085)

Finance income	2	36	-	128	9	31,831	(30,991)	1,015	(11)	1,004
Share of profits of equity accounted joint ventures	-	-	-	-	-	-	-	-	44,119	44,119
Profit before income tax	64,889	78,442	138,705	197,184	7	22,824	(4,817)	497,234	(25,288)	471,946

Income tax expense	(21,046)	(29,323)	(209)	(1,620)	-	(3,131)	-	(55,329)	25,288	(30,041)

Net profit /(loss)	43,843	49,119	138,496	195,564	7	19,693	(4,817)	441,905	-	441,905

Capital expenditure	(1,186)	(176,153)	(89,828)	(99,879)	(77,510)	(16,027)	-	(460,583)	108,705	(351,878)

Total assets	68,364	776,692	132,872	568,461	459,433	538,985	-	2,544,807	(67,540)	2,477,267
Total external liabilities	(32,245)	(105,959)	(11,775)	(34,244)	(3,281)	(51,473)	-	(238,977)	60,105	(178,872)

17.	Financial risk management

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

Controlling risk in the group

The treasury committee is responsible for treasury financial risk management activities within the group. The treasury committee reviews and recommends to the board all treasury counterparts, limits, instruments and any hedge strategies. At least two members of the treasury committee need to be present for a decision to be made, one of whom needs to be an executive director. Unless specific dispensation is obtained from the audit committee, the treasury committee is permitted to invest up to US$50 million or 20% of the total funds (whichever is the higher) with each approved institution with an investment rating of AA or higher noting that no institution can exceed US$100 million. The treasury committee is also permitted to invest up to US$12.5 million or 5% of the total funds (whichever is the higher) with each approved institution with an investment rating above A but below AA-, provided that no investment exceeds US$25 million. The majority of the cash for the group was held with the group’s principal bankers at year end. The treasury committee is responsible for managing investment, gold price, currency, liquidity and credit risk. The treasury committee monitors adherence to treasury risk management policy and counterpart limits and provides regular reports to the board.

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

The group continues to hold material TVA receivable balances. While management continue to pursue recovery of the TVA in cash, it is recognized that in practice given the continued absence of payment, the TVA in Mali may only be recovered through the tax offset mechanism set out in the mining convention. Management reports the TVA position and movements on a quarterly basis to the audit committee.

Refer to “Risk Factors” in the Annual Report on Form 20-F for details on the group’s risk factors.

Foreign currency and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily euro, South African rand and Communauté Financiѐre Africaine franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks and none existed in 2011, 2012 or 2013. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2011, 2012 and 2013. Gold sales are made in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

US$000	Dec. 31, 2013	Dec. 31, 2012 (Restated)
Level of exposure of foreign currency risk Carrying value of foreign currency balances Cash and cash equivalents includes balances denominated in:
• Communauté Financière Africaine franc (CFA)	(5,593)	10,475
• Euro (EUR)	4,078	34,067
• South African rand (ZAR)	814	30,171
• British pound (GBP)	46	138
Trade and other receivables includes balances denominated in:
• Communauté Financière Africaine franc (CFA)	112,882	7,526
• South African rand (ZAR)	10,727	720
• Euro (EUR)	16,250	12
Trade and other payables includes balances denominated in:
• Communauté Financière Africaine franc (CFA)	(72,443)	(28,797)
• Euro (EUR)	(30,688)	(2,797)
• South African rand (ZAR)	(8,228)	(39,841)
• British pound (GBP)	(1,006)	(123)

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

	Closing exchange rate	Effect of 10% strengthening of US$ on net earnings and equity US$000
At December 31, 2013
• Euro (EUR)	0.7264	1,036
• Communauté Financière Africaine franc (CFA)	476.64	3,485
• South African rand (ZAR)	10.50	331
• British pound (GBP)	0.61	99
At December 31, 2012 (Restated)
• Euro (EUR)	0.7567	3,128
• Communauté Financière Africaine franc (CFA)	496.35	1,080
• South African rand (ZAR)	8.4875	895

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

The group generally enters into variable interest bearing borrowings. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. The group typically holds financial investments with an average maturity of 30 days to ensure adequate liquidity. The group is able to actively source financing at competitive rates. The counterparts are financial and banking institutions of good credit standing. The group has in the past been able to actively source financing through public offerings, shareholder loans and third-party loans.

The company has entered into a US$200.0 million unsecured revolving credit facility with HSBC and three other banks which matures in May 2016 and is at present undrawn. The interest rate, if drawn, would be LIBOR plus 1.5% per annum based on the Company’s current level of leverage. Based on the company’s current cash resources and facilities, projected operating cash flows and capital expenditure, the company is confident it will be able to meet its obligations at the prevailing gold price. The facility, if drawn, bears interest at libor plus 1.5% and includes financial covenants in respect of EBIT, EBITDA, net finance charges, tangible net worth, total debt, debt cover and interest cover.

Maturity date	Amount US$000	Effective rate for the year %
Cash and cash equivalents:
All less than 90 days	38,151	0.54%

The other financial instruments of the group that are not included in the tables above are non-interest bearing and are therefore not subject to interest rate risk.

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in Mali and Cȏte d’Ivoire (and in the case of its joint ventures in DRC and Mali). The gold produced is sold to the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not financial assets for IFRS 7, included in receivables is US$129.9 million (2012: US$87.5 million) (refer to Note 7) relating to indirect taxes owing to Loulo, Gounkoto and Tongon by the State of Mali, which are denominated in FCFA, which holds some credit risk for the group. The legally binding mining conventions in Mali permit offsetting of other corporate taxes against approved unpaid TVA. A further US$36.4 million (2012: US$21.2 million) is held within the underlying statement of financial position of the equity accounted Kibali joint venture which is considered recoverable given the receipts obtained during the 2013 year.

Capital risk management

The group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, buyback shares, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt (net cash) divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the consolidated statement of financial position) but excluding loans from minority shareholders in subsidiaries less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt (net cash).

US$000	Dec. 31, 2013	Dec. 31, 2012 (Restated)
Capital risk management
Trade and other payables	(174,445)	(133,441)
Less: cash and cash equivalents	38,151	373,868
Net position	(136,294)	240,427
Total equity	3,057,854	2,777,687
Total capital	3,194,148	2,537,260
Gearing ratio	4.3%	0%

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

US$000	Trade and other payables	Borrowings	Other financial liabilities
At December 31, 2013
Financial liabilities
Within 1 year, on demand	160,942	-	-
Later than 1 year and no later than 5 years	-	-	-
After 5 years	-	-	2,929
Total	160,942	-	2,929

At December 31, 2012 (Restated)
Financial liabilities
Within 1 year, on demand	124,441	-	-
Later than 1 year and no later than 5 years	-	-	-
After 5 years	-	-	3,249
Total	124,441	-	3,249

18.	Fair value of financial instruments

The following table shows the carrying amounts and fair values of the group’s financial instruments outstanding at December 31, 2013 and 2012. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

US$000	Categories of financial instruments	Carrying amount Dec. 31, 2013	Fair value Dec. 31, 2013	Carrying amount Dec. 31, 2012 (Restated)	Fair value Dec. 31, 2012 (Restated)
Available-for-sale financial assets categorized as level 1

Available-for-sale financial assets	Available-for-sale	1,831	1,831	3,003	3,003

The table above shows the level of the fair value valuation hierarchy applied to financial instruments carried at fair value. The total financial assets valued using level 1 is US$1.8 million (2012: US$3.0 million). There have been no transfers between the levels of fair value hierarchy during the current or prior year. Randgold does not hold any financial instruments that are fair valued using a level 2 or level 3 valuation. No derivative financial instruments currently exist. All other financial instruments carrying values approximate fair value.

Estimation of fair values

Trade and other receivables, trade and other payables, borrowings, cash and cash equivalents, loans to and from joint ventures

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments or their interest bearing nature.

Gold price contracts

The group is fully exposed to the spot gold price on gold sales.

19.	Commitments and contingent liabilities

US$000	Dec. 31, 2013	Dec. 31, 2012 (Restated)
Capital expenditure contracted for at statement of financial position date but not yet incurred is:
Property, plant and equipment – subsidiaries	13,049	98,144
Commitment of joint ventures (attributable share)
Kibali	16,466	119,400
Morila	396	-
RAL 1	282	-
	17,144	119,400
Total	30,193	217,544

Under the Kibali Joint Venture Agreement (JVA), the obligation of the parties (Randgold Resources (Kibali) Limited and AngloGold Ashanti Holdings plc) in respect of the future funding (including but not limited to operating costs, capital costs and other costs) of the company Kibali Goldmines SPRL and/or the Kibali project shall be pro-rata in proportion to their respective percentage interests in the company Kibali at the time any such future funding is required. In accordance with the Kibali JVA, Kibali will be funded via intercompany loans. The approved capital expenditure plan for 2014 is US$310 million of which Randgold will contribute 50%.

Operating Lease Commitments

The lease relates to the oxygen plant at Loulo leased from Maligaz. The duration of the contract is 10 years and the contract is renewable for additional periods of 5 years thereafter.

The future aggregate minimum lease payments* under operating leases are as follows:

US$000	Dec. 31, 2013	Dec. 31, 2012 (Restated)
No later than 1 year	2,817	1,686
Later than 1 year and no later than 5 years	11,268	6,744
Later than 5 years	8,451	5,058
Total	22,536	13,488

*	These payments include payments for non-lease elements in the arrangement.

As discussed more fully in Note 3, the group has received claims for various taxes in respect of subsidiaries and joint ventures from the State of Mali totaling US$123.1 million (2012: US$86.2 million), which the group considers to be without merit.

20.	Related party transactions

US$000	Year ended Dec. 31, 2013	Year ended Dec. 31, 2012 (Restated)	Year ended Dec. 31, 2011 (Restated)
Management fee received from Rockwell Diamonds Inc.	42	53	93
Net income from Loulo	-	-	-
Net income from Tongon	-	-	-
Net income from Morila	24,729	76,289	80,161
Net income from Gounkoto	-	-	-
Net income from Kibali	10,724	6,640	6,744
Net income from RAL 1	4,201	2,571	2,046

Net income refers to interest, management fees and dividends.

In terms of the operator agreement between Morila SA and AngloGold Ashanti Services Mali SA, a management fee, calculated as 1% of the total sales of Morila SA, is payable to Randgold (through Mining Investments (Jersey) Limited). Randgold (through Randgold Resources (Somilo) Limited) is the operator of Loulo gold mine, Tongon gold mine (through Mining Investments (Jersey) Limited), as well as of Gounkoto SA (through Randgold Resources (Gounkoto) Limited). Seven Bridges Trading 14 (Pty) Limited provided administration services to Rockwell Diamonds Inc. (Rockwell). Dr. DM Bristow is a non-executive director of Rockwell. The balances outstanding at year end related to Rockwell were negligible (2012: nil; 2011: nil). Refer to Note 10 for details of the company’s investments in and loans to subsidiaries and joint ventures within the group together with its relevant share of income and expense.

US$000	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Key management remuneration
Short term employee benefits	11,983	11,357	11,649
Share-based payments	12,326	12,833	11,649
Total	24,309	24,190	23,268

This includes compensation for two executive directors (2012: Two; 2011: Two), eight non-executive directors (2012: Seven; 2011: Seven) and nineteen executive management personnel (2012: Twenty-one; 2011: Twenty-one). Refer to directors’ and executives’ profiles in the “Directors, Senior Management and Employees” section of the Annual Report on Form 20-F for detail of their roles and responsibilities.

21.	Mining and processing costs and other disclosable items

US$000	Year ended Dec. 31, 2013	Year ended Dec. 31, 2012 (Restated)	Year ended Dec. 31, 2011 (Restated)
Mine production costs	536,229	438,331	337,494
Movement in production inventory and ore stockpiles	(49,730)	(43,716)	(21,907)
Depreciation and amortization	130,638	117,991	65,562
Other mining and processing costs	61,319	75,770	62,758
	678,456	588,376	443,907
The above includes:
Impairment of receivables	-	-	3,159

Other income primarily includes foreign exchange gains and management fees receivable from joint ventures.

22.	Exploration and corporate expenditure

US$000	Year ended Dec. 31, 2013	Year ended Dec. 31, 2012 (Restated)	Year ended Dec. 31, 2011 (Restated)
Exploration and corporate expenditure comprise:
Exploration expenditure	22,638	16,157	19,606
Corporate expenditure	26,847	22,876	23,990
	49,485	39,033	43,596

23.	Finance income and costs

US$000	Year ended Dec. 31, 2013	Year ended Dec. 31, 2012 (Restated)	Year ended Dec. 31, 2011 (Restated)
Finance income – interest income	1,242	1,857	1,004
Finance income – net foreign exchange gain on financing activities	-	191	-
Finance income	1,242	2,048	1,004
Interest expense – borrowings	(1,373)	(117)	(97)
Finance costs – net foreign exchange loss on financing activities	(5,049)	-	(2,157)
Unwind of discount on provisions for environmental rehabilitation	(1,315)	(867)	(831)
Finance costs	(7,737)	(984)	(3,085)
Finance (costs)/income – net	(6,495)	1,064	(2,081)

Interest income arises on cash and cash equivalents.

Interest expenses arise on borrowings measured at amortized cost.

24.	Subsequent events

No significant subsequent events requiring disclosure or adjustment have occurred.

REPORT  OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Kibali (Jersey) Limited

We have audited the accompanying consolidated statements of financial position of Kibali (Jersey) Limited as of December 31, 2013, 2012 and 2011 and the consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kibali (Jersey) Limited at December 31, 2013, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

BDO LLP

London

March 28, 2014

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED December 31, 2013

$000	Note	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
REVENUE
Gold sales		109,229	-	-
Other Income	3	3,035	286	1,981
TOTAL INCOME		112,264	286	1,981

COSTS AND EXPENSES
Mining and processing costs	4	52,727	-	-
Transport and refining costs		158	-	-
Royalties		2,765	-	-
Exploration and corporate expenditure	5	5,911	5,530	3,054
Other expenses	4	725	-	-
TOTAL COSTS		62,286	5,530	3,054

Finance income	6	3,966	1,448	787
Finance costs	6	(1,252)	(14)	(6)
Finance income - net		2,714	1,434	781
Share of profits of equity accounted
Joint venture		136	54	-
PROFIT/(LOSS) BEFORE INCOME TAX		52,828	(3,756)	(292)

Income tax	7	4,739	-	-

PROFIT/(LOSS) FOR THE PERIOD		57,567	(3,756)	(292)
OTHER COMPREHENSIVE EXPENSE
Loss on available for sale financial asset*		(799)	(364)	(1,675)
TOTAL COMPREHENSIVE INCOME/(EXPENSE)		56,768	(4,120)	(1,967)
PROFIT/(LOSS) FOR THE PERIOD
Attributable to:
Owners of the parent		54,163	(3,429)	(336)
Non-controlling interest		3,404	(327)	44
TOTAL COMPREHENSIVE INCOME/(EXPENSE)		57,567	(3,756)	(292)
Attributable to:
Owners of the parent		53,364	(3,793)	(2,011)
Non-controlling interest		3,404	(327)	44
		56,768	(4,120)	(1,967)

*	This may be required through the income statement in future periods subject to certain future conditions arising.

The accompanying notes form part of these financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT December 31, 2013

$000	Note	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
NON-CURRENT ASSETS
Property, plant and equipment	8	1,553,575	810,797	227,739
Mineral properties	9	742,928	745,092	745,092
Deferred tax	10	4,860	-	-
Investment in equity accounted joint venture	26	15	54	-
Other investments in joint venture	26	29,076	27,237	-
Total investment in joint venture	26	29,091	27,291	-
Trade and other receivables	11	22,929	15,938	4,872
TOTAL NON-CURRENT ASSETS		2,353,383	1,599,118	977,703

CURRENT ASSETS
Inventories and ore stockpiles	12	112,405	5,735	712
Trade and other receivables	11	145,335	75,815	9,691
Available-for-sale financial asset	13	146	945	1,309
Cash and cash equivalents	14	4,681	11,913	2,136
TOTAL CURRENT ASSETS		262,567	94,408	13,848
TOTAL ASSETS		2,615,950	1,693,526	991,551

EQUITY AND LIABILITIES
EQUITY
Share capital	15	4	3	2
Share premium	15	2,390,689	1,557,902	961,337
Retained earnings/(accumulated loss)		51,568	(2,595)	834
Other reserve		(3,072)	(2,273)	(1,909)

Equity attributable to owners of the parent		2,439,189	1,553,037	960,264
Non-controlling interest	16	18,274	14,870	15,197
TOTAL EQUITY		2,457,463	1,567,907	975,461

NON-CURRENT LIABILITIES
Loans and borrowings	17	53,430	53,388	201
Provision for rehabilitation	18	8,210	4,652	-
TOTAL NON-CURRENT LIABILITIES		61,640	58,040	201

CURRENT LIABILITIES
Loans and borrowings	17	5,600	17,876	9,136
Trade and other payables	19	91,126	49,703	6,753
Current tax payable		121	-	-
TOTAL CURRENT LIABILITIES		96,847	67,579	15,889
TOTAL EQUITY AND LIABILITIES		2,615,950	1,693,526	991,551

The accompanying notes form part of these financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED December 31, 2013

$000	Share Capital	Share Premium	Retained earnings/ (accumulated loss)	Other Reserves	Total Equity Attributable to Owners of the Parent	Non- Controlling Interest	Total Equity
BALANCE AT JANUARY 1, 2011	1	802,563	1,170	(234)	803,500	15,153	818,653
Fair value movement on
available for sale financial asset	-	-	-	(1,675)	(1,675)	-	(1,675)
Total other comprehensive expense	-	-	-	(1,675)	(1,675)	-	(1,675)
Net (loss)/profit for the year	-	-	(336)	-	(336)	44	(292)
Total comprehensive expense	-	-	(336)	(1,675)	(2,011)	44	(1,967)
Shares issued to equity owners	1	158,774	-	-	158,775	-	158,775
BALANCE AT DECEMBER 31, 2011	2	961,337	834	(1,909)	960,264	15,197	975,461

BALANCE AT JANUARY 1, 2012	2	961,337	834	(1,909)	960,264	15,197	975,461
Fair value movement on
Available for sale financial asset	-	-	-	(364)	(364)	-	(364)
Total other comprehensive expense	-	-	-	(364)	(364)	-	(364)
Net loss for the year	-	-	(3,429)	-	(3,429)	(327)	(3,756)
Total comprehensive expense	-	-	(3,429)	(364)	(3,793)	(327)	(4,120)
Shares issued to equity owners	1	596,565	-	-	596,566	-	596,566
BALANCE AT DECEMBER 31, 2012	3	1,557,902	(2,595)	(2,273)	1,553,037	14,870	1,567,907

BALANCE AT JANUARY 1, 2013	3	1,557,902	(2,595)	(2,273)	1,553,037	14,870	1,567,907
Fair value movement on
available for sale financial asset	-	-	-	(799)	(799)	-	(799)
Total other comprehensive expense	-	-	-	(799)	(799)	-	(799)
Net profit for the year	-	-	54,163	-	54,163	3,404	57,567
Total comprehensive income/(expense)	-	-	54,163	(799)	53,364	3,404	56,768
Shares issued to equity owners	1	832,787	-	-	832,788	-	832,788
BALANCE AT DECEMBER 31, 2013	4	2,390,689	51,568	(3,072)	2,439,189	18,274	2,457,463

SHARE CAPITAL

The share capital comprises the issued ordinary shares of the company at par.

SHARE PREMIUM

The share premium comprises the excess value recognized from the issue of ordinary shares at par.

ACCUMULATED LOSS

Accumulated loss comprises the group’s cumulative accounting loss since inception.

OTHER RESERVES

Other reserves comprises the group’s cumulative fair value movement on the available for sale financial asset since inception in Kilo Goldmines Limited.

NON-CONTROLLING INTEREST

The non-controlling interest represents the total carrying value of the 10% interest Société minière de Kilo Moto (Sokimo) has in Kibali Goldmines Sprl, a subsidiary of Kibali (Jersey) Limited.

The accompanying notes form part of these financial statements

STATEMENTS OF CONSOLIDATED CASH FLOWS

FOR THE YEAR ENDED December 31, 2013

$000	Note	2013	2012	2011
Cash Flows From Operating Activities
Cash (used in)/generated by operations	24	(71,225)	(40,829)	18
Interest received		927	182	416
Finance cost paid		(5,139)	(822)	(6)
Dividends received from equity accounted joint venture		175	-	-
Net cash flows (used in)/generated by operating activities		(75,262)	(41,469)	428

Cash Flows Related to Investing Activities
Additions of property, plant and equipment		(748,314)	(521,762)	(162,217)
Funds invested in equity accounted joint venture		-	(26,391)	-
Net cash outflows (used in)/investing activities		(748,314)	(548,153)	(162,217)

Cash Flows Relating to Financing Activities
Proceeds from issue of ordinary shares		832,788	596,566	158,774
(Decrease)/increase loans and borrowings		(16,444)	2,833	1,966
NET CASH INFLOWS PROVIDED BY FINANCING ACTIVITIES		816,344	599,399	160,740

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(7,232)	9,777	(1,049)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		11,913	2,136	3,185
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	14	4,681	11,913	2,136

The accompanying notes form part of these financial statements

Notes to the Consolidated Financial Statements

for the year ended December 31, 2013

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of Preparation

This is the group’s first set of financial statements prepared. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively (IFRS)) issued by the International Accounting Standards Board (IASB). The group has not previously reported under any different accounting framework and as a consequence no reconciliation on adoption of IFRS is disclosed. The financial information was previously prepared under IFRS for consolidation purposes by shareholders without preparing a complete set of financial statements.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. The areas involving a high degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2. The going concern basis has been adopted in preparing the consolidated financial statements. The directors have no reason to believe that the group will not be a going concern in the foreseeable future based on forecasts and available cash resources including funding provided by joint venture partners. The viability of the group is supported by the consolidated financial statements.

Standards effective in future periods

Certain new standards, amendments to standards and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning after January 1, 2013 or later periods to which the group has decided not to adopt early when early adoption is available. These are:

Accounting Standards	Impact	Effective period commencing on or after
IAS 32	Offsetting Financial Assets and Financial Liabilities	January 1, 2014
IFRS 9	Financial Instruments	No effective date

None of the new standards, interpretations and amendments, which are effective for periods beginning after January 1, 2014 and which have not been adopted early, are expected to have a material effect on the group’s future financial statements.

Consolidation

The consolidated financial information includes the financial information of the company, its subsidiaries and the company’s equity interest in joint ventures using uniform accounting policies for like transactions and other events in similar circumstances.

Subsidiaries

Subsidiaries are entities over which the group has the power to govern the financial and operating policies, generally accompanying an interest of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control or the ability to control is transferred to the group. They are deconsolidated from the date that control ceases. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition costs are expensed. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill or other identifiable intangible assets. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of comprehensive income.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Joint ventures

Joint ventures are those entities in which the group holds a long term interest and which are jointly controlled by the group and one or more joint venture partners under a contractual arrangement. Joint control is the contractually sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing the control. Before assessing whether the group has joint control over an arrangement, the group assesses whether the parties control the arrangement. The parties have control over the arrangement when it is exposed, or has rights, to variables returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The groups classification of a joint arrangement as a joint operation or joint venture depends upon the rights and obligations of the parties to the arrangement. The group determines the type of the joint arrangement in which it is involved by considering the structure and form of the arrangement, the terms agreed by the parties in the contractual arrangement and other facts and circumstances.

Investments in associated companies and joint ventures are accounted for in the consolidated financial statements using the equity method of accounting less impairment losses, if any.

Acquisitions

Investments in joint ventures are initially recognized at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on associated companies and joint ventures represents the excess of the cost of acquisition of the associate or joint venture over the group’s share of the fair value of the identifiable net assets of the associate or joint venture and is included in the carrying amount of the investments.

Equity method of accounting

In applying the equity method of accounting, the group’s share of its associated companies and joint ventures’ post-acquisition profits or losses are recognized in profit or loss and its share of post-acquisition other comprehensive income is recognized in other comprehensive income. These post-acquisition movements and distributions received from the associated and joint venture companies are adjusted against the carrying amount of the investments. When the group’s share of losses in an associated or joint venture company equals or exceeds its interest in the associated or joint venture company, including any other unsecured noncurrent receivables, the group does not recognize further losses, unless it has obligations to make or has made payments on behalf of the associated or joint venture company. Unrealized gains on transactions between the group and its associated and joint venture companies are eliminated to the extent of the group’s interest in the associated and joint venture companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The accounting policies of associated and joint venture companies have been changed where necessary to ensure consistency with the accounting policies adopted by the group.

Segmental reporting

An operating segment is a group of assets and operations engaged in performing mining or advanced exploration that are subject to risks and returns that are different from those of other segments. Other parts of the business are aggregated and treated as part of a ‘corporate’ segment. The group provides segmental information using the same categories of information the group’s chief operating decision maker utilizes. The group’s chief operating decision maker is considered by management to be the board of directors. The group has only one business segment, that of gold mining. Segment analysis is based on the mining operations and exploration projects that have a significant amount of capitalized expenditure or other fixed assets.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency, which is US dollars). The consolidated financial statements are presented in US dollars.

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

Group companies

The results and financial position of material group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentational currency are translated into the presentation currency as follows:

•   assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that Statement of Financial Position;

•   income and expenses for each Statement of Comprehensive Income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•   all resulting exchange differences are recognized in other comprehensive income. There were no exchange differences on translation of subsidiaries recognized in 2013, 2012 and 2011.

Royalties

Royalty arrangements based on mineral production are in place at each operating mine. The primary type of royalty is a net smelter return royalty. Under this type of royalty the group pays the host country’s government an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less selling costs. Royalty expense is recorded when revenue from the sale of gold is recognized.

Intangible assets

Mineral properties

Mineral properties acquired are recognized at fair value at the acquisition date. Mineral properties are recognized at fair value if acquired as part of a business combination, whereas they are recognized at cost if acquired as an asset. Mineral properties are tested annually for impairment on the same basis that property, plant and equipment are when there is an indication of impairment. Mineral properties will be amortized on a units of production basis from the point at which the mine commences production (Refer to ‘depreciation and amortization’ policy below).

Property, plant and equipment

Undeveloped properties

Undeveloped properties upon which the group has not performed sufficient exploration work to determine whether significant mineralization exists are carried at original cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights has diminished below cost, the impairment is recorded.

Long-lived assets and mine development costs

Long-lived assets including development costs and mine plant facilities facilities (such as processing plants, tailings facilities, raw water dams and power stations) are initially recorded at cost. Development of ore bodies includes the development cost of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in future.

Cost associated with underground development are capitalized when the works provide access to the ore body, whereas costs associated with ore extraction from operating ore body sections are treated as operating costs.

Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost of property, plant and equipment, subsequently they are measured at cost less accumulated amortization and impairment.

Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity and are capitalised until commercial levels of production are achieved (refer to ‘commercial production’), after which the costs are amortized.

Costs are capitalized provided that the project is deemed to be commercially, technically and economically viable. Such viability is deemed to be achieved when the group is confident that the project will provide a satisfactory return relative to its perceived risks and is sufficiently certain of economic production. Costs which are necessarily incurred while commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized under ‘Long-lived assets and mine development costs’. Development costs incurred after the commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit.

Short-lived assets

Short-lived assets including non-mining assets are shown at cost less accumulated depreciation and impairment.

Commercial production

The group assesses the stage of the mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of the mine construction project. The group considers various relevant criteria to assess when the mine is substantially complete, ready for its intended use, and moves into production stage. Some of the criteria would include but are not limited to the following:

•   the level of capital expenditure compared to the construction cost estimates;

•   completion of reasonable period of testing of the mine plant and equipment;

•   ability to produce gold in saleable form (within specifications); and

•   ability to sustain ongoing production of gold.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalizable costs related to mining asset additions or improvements, underground mine development or ore reserve development.

Development expenditure approval

Development activities commence after project sanctioning by the appropriate level of management. Judgment is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgment, management is required to make certain estimates and assumptions similar to those described below for capitalized exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgment is made that a development asset is impaired, the appropriate amount will be written off to the statement of comprehensive income.

Stripping costs

In surface mining operations, the group may find it necessary to remove waste materials (‛overburden’) to gain access to mineral ore deposits. This waste removal activity is known as ’stripping’. There are two benefits accruing to the group from stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods as stripping costs within property, plant and equipment. Stripping costs are measured internally and capitalized until the point where the overburden has been removed and access to the ore commences. Economic ore extracted during this period and subsequently is accounted for as inventory. The group componentizes each of its mines into geographically distinct ore body sections to which the stripping activities being undertaken within that component are allocated. The group depreciates the deferred costs capitalized as stripping assets on a unit of production method, with reference to the ex-pit ore production from the relevant ore body section.

Depreciation and amortization

Long-lived assets include mining properties, such as freehold land, metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs and are depreciated on a units of production basis.

Depreciation and amortization are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated ore tonnes contained in proven and probable reserves to be extracted using the relevant asset, to reduce the cost to estimated residual values. As an example, underground assets are depreciated over underground proven and probable reserves and tonnes milled from those ore bodies. No future capital expenditure is included in the depreciable value. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Only proven and probable reserves are used in the tonnes milled units of production depreciation calculation. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortization charges. Short-lived assets which include motor vehicles, office equipment and computer equipment are depreciated over estimated useful lives of between two to five years but limited to the remaining mine life. Residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively.

Impairment

The carrying amount of the property, plant and equipment and investments in joint ventures of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated risk adjusted future cash flows. The discount rate used is derived from the group’s weighted average cost of capital adjusted for asset specific factors as applicable. Only proven and probable reserves are used in the calculations and the models used approved mine plans and exclude capital expenditure which enhance the assets or extract tonnes outside of such approved mine plans. An impairment is recognized in the statement of comprehensive income to the extent that the carrying amount exceeds the assets’ recoverable amount. The revised carrying amounts are amortized in line with group accounting policies.

A previously recognized impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognized in the statement of comprehensive income and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior years. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment, and investments in joint ventures.

Inventories

Inventories include ore stockpiles, gold in process and doré, and supplies and spares and are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production.

Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties. Net realizable value is determined with reference to estimated contained gold and market gold prices. Ore extracted is allocated to separate stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. At Kibali, full grade ore stockpile is above 0.64g/t and no marginal ore is stockpiled while mining oxide material.

The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design. Ore tonnes contained in the stockpile which exceed the annual tonnes to be milled as per the mine plan over the next twelve months, are classified as non-current in the statement of financial position.

Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow-moving items. Consumable inventory for which the group has substantially all the risks and rewards of ownership are brought onto the statement of financial position as current assets.

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

Financial instruments

Financial instruments are measured as set out below. Financial instruments carried on the Statement of Financial Position include 1) cash and cash equivalents, 2) trade and other receivables, 3) trade and other payables, 4) borrowings and 5) available for sale financial assets.

Cash and cash equivalents

Cash and cash equivalents are carried in the Statement of Financial Position at cost. For the purpose of the Cash Flow Statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments with a maturity of three months or less at the date of purchase. In the Statement of Financial Position, bank overdrafts are included in borrowings in current liabilities and are not considered to form cash and cash equivalents.

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

Trade and other payables

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

Available for sale financial assets

Available for sale financial assets are nonderivatives that are either designated in this category or not classified in any of the other categories. Available for sale financial assets are designated on acquisition. They are normally included in current assets and are carried at fair value. Where a decline in the fair value of an available for sale financial asset constitutes objective evidence of impairment, the amount of the loss is recognized in the Statement of Comprehensive Income within other expenses, other movements in fair value are recognized in other reserves within other comprehensive income.

Rehabilitation costs

The net present value of estimated future rehabilitation costs is provided for in the financial statements and capitalized within mining assets on initial recognition. Rehabilitation will generally occur on closure or after closure of a mine. Initial recognition is at the time of the disturbance occurring and thereafter as and when additional disturbances take place. The estimates are reviewed annually to take into account the effects of inflation and changes in estimates and are discounted using rates that reflect the time value of money. Annual increases in the provision due to the unwinding of the discount are recognized in the Statement of Comprehensive Income as a finance cost. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are capitalized to mining assets against an increase/decrease in the rehabilitation provision. The rehabilitation asset is amortized as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

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

Current tax

Current tax is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted by the reporting date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.

Deferred tax

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss, it is not recognized. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the temporary differences reverses. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

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

Revenue recognition

The group enters into contracts for the sale of gold. Revenue arising from gold sales under these contracts is recognized when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are met when the gold leaves the mines’ smelt houses. As sales from gold contracts are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the group’s best estimate of the contained metal. Subsequent adjustments are recorded in revenue to take into account final assay and weight certificates from the refinery, if different from the initial certificates. The differences between the estimated and actual contained gold have not been material.

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

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed until such time as the directors have sufficient information to determine that future economic benefits are probable, after which the expenditure is capitalized as a mine development cost. The information required by directors is typically a final feasibility study; however, a prefeasibility study may be deemed to be sufficient where the additional work required to prepare a final feasibility study is not significant or the work done at prefeasibility level clearly demonstrates an economic asset. Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a prefeasibility study. This economic evaluation is distinguished from a prefeasibility study in that some of the information that would normally be determined in a prefeasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allows the directors to conclude that more likely than not the company will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are capitalized within development costs.

2.	KEY ACCOUNTING ESTIMATES AND JUDGMENTS

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

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below:

TVA

Included in trade and other receivables is a recoverable value added tax (TVA) balance of $81 million (all current) owing by the fiscal authorities in the Democratic Republic of the Congo (DRC).

The TVA balance is considered recoverable given the receipts obtained during the year, although the recovery and timing is subject to estimates.

The group continues to seek recovery of TVA in the DRC, in line with its mining convention. Judgment exists in assessing recovery of this TVA balance.

Future rehabilitation obligations

The net present value of current rehabilitation estimates have been discounted to their present value at 2.5% per annum (2012: 2.5%) being the prevailing risk-free interest rates. Expenditure is expected to be incurred at the end of the mine life. For further information, including the carrying amounts of the liabilities, refer to Note 18. A 1% change in the discount rate on the group’s rehabilitation estimates would result in an impact of US$1.6 million (2012: US$0.9 million) on the provision for environmental rehabilitation, and an impact of US$0.05 million (2012: Nil) on the statement of comprehensive income. The group had no future rehabilitation obligation at December 31, 2011.

Gold price assumptions for reserve determination

The following gold prices were used in the mineral reserves optimization calculation:

US$/oz	2013	2012	2011
Kibali	1,000	1,000	1,000

Changes in the gold price used could result in changes in the mineral reserve optimization calculations. Mine modeling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions in respect of ore reserves.

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

Capitalization and depreciation

There are several methods for calculating depreciation, i.e. the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage. Refer to note 1 for the depreciation policy. Estimates are required regarding the allocation of assets to relevant proven and probable reserves.

The group applies judgment in allocating costs between operating and capital items in respect of underground mining. Costs are capitalized when the activity provides access to future ore bodies and are expensed as operating costs when the works involve extraction of ore from operational sections of the ore body.

Additionally, judgment was required when determining the date at which commercial production was achieved and depreciation commenced at Kibali. Similarly, given ongoing mine construction and development, judgment was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

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

Carrying values of property, plant and equipment and mineral properties

The group assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed mine plans and operating plans. Future cash flows are based on estimates of:

•   the quantities of the proven and probable reserves being reserves for which there is a high degree of confidence in economic extraction;

•   future production levels;

2.	KEY ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

•   future commodity prices;

•   future cash cost of production and capital expenditure associated with extraction of the proven and probable reserves in the approved mine plan;

•   future gold prices – a gold price curve from a leading merchant bank was used for the impairment calculations starting at a US$1,250 gold price and discount rate of 9.4% pre-tax.

The impairment test did not indicate impairment and head room existed at the mine. Given the significance of gold prices and the longevity of the mine plan, the directors consider gold price and discount rate sensitivities to be relevant. A reduction in forward gold prices in excess of 14% would give rise to material impairment. The discount rate would need to increase by at least 54% to 14.48% to give rise to impairment at the mine with the greatest discount rate sensitivity. However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The model is considered suitably conservative with proven and probable reserves determined based on US$1,000/oz gold price.

3.	OTHER INCOME

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
From operating activities
Lease income	-	-	1,521
Operation of guest house	1,379	286	189
Net foreign exchange gains	1,656	-	271
	3,035	286	1,981

The total other income is not considered to be part of the main revenue generating activities, the group presents this income separately from revenue.

4.	MINING AND PROCESSING COSTS

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
Mining and processing costs comprise
Mine production costs	22,577	-	-
Movement in production inventory and ore stockpiles	(10,596)	-	-
Depreciation and amortization	14,863	-	-
Other mining and processing costs	26,608	-	-
	53,452	-	-

5.	EXPLORATION and corporate expenditure

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
Exploration and corporate expenditure comprise
Exploration expenditure	3,284	1,632	-
Corporate expenditure	2,627	3,898	3,054
	5,911	5,530	3,054

6.	FINANCE INCOME AND COSTS

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
Finance income
Bank Interest	42	26	25
Interest received – loans and receivables	3,924	1,422	762
Total finance income	3,966	1,448	787
Finance costs
Interest expense on finance lease	(4,495)	(1,825)	-
Interest expense on bank borrowings	(1)	(14)	(6)
Interest capitalized	3,360	1,825	-
Unwind of discount on provisions for rehabilitation	(116)	-	-
Total finance costs	(1,252)	(14)	(6)
Net finance income	2,714	1,434	781

7.	INCOME TAXES

		Dec. 31,	Dec. 31,	Dec. 31,
$000		2013	2012	2011
Current taxation		121	-	-
Deferred taxation	10	(4,860)	-	-
		(4,739)	-	-

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s operations. Deferred taxation is discussed in note 10.

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
Profit/(loss) before tax	52,828	(3,756)	(292)
Tax calculated at the effective tax rate of 30%	15,848	(1,127)	(88)
Reconciling items:
Exempt income	(7,903)	(3,207)	(2,914)
Previous unrecognized losses utilized	(9,294)	-	-
Assessed loss not utilized	-	4,334	3,002
Net capital allowances not deductible	(3,511)	-	-
Corporate tax at 1/1000 from turnover	121	-	-
Taxation charges	(4,739)	-	-

The group is not subject to income tax in Jersey. In the Democratic Republic of Congo, the effective tax rate is 30%. The Kibali operations attract corporation tax in the DRC. Kibali is required to pay a minimum of 1/1000 of the company’s revenue which resulted in a minimum corporate tax of $0.122 million. Kibali operations have capital allowances and non-capital tax losses for deduction against future mining income. Kibali (Jersey) Limited’s estimated gross non-capital tax losses carried forward from 2012 amounted to US$30.9 million (2011: US$23.3 million) (2010: US$19.6 million) and gross capital allowances which have been recognized and not utilized carried forward from 2012 amounted to US$6.8 million (2011: US$1.9 million) (2010: US$2.1 million). Deferred taxation is discussed in Note 10.

8.	PROPERTY, PLANT AND EQUIPMENT

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
Mine properties, mine development costs and mine plant facilities and equipment cost
Cost
Balance at the beginning of the year	822,297	232,431	70,207
Additions	762,156	589,866	162,224
Balance at the end of the year	1,584,453	822,297	232,431

Accumulated depreciation
Balance at the beginning of the year	(11,500)	(4,692)	(2,731)
Depreciation charged for the year	(19,378)	(6,808)	(1,961)
Balance at the end of the year	(30,878)	(11,500)	(4,692)

Net book value	1,553,575	810,797	227,739

Short-lived assets

Included in property, plant and equipment are short-lived assets which are depreciated over a short life which reflects their likely useful economic life and are comprised of motor vehicles, computer equipment, aircrafts, fixtures and fittings. The net book value of these assets was US$3.8 million at December 31, 2013 (US$3.7 million at December 31, 2012) (US$5.5 million at December 31, 2011).

Rehabilitation asset

A rehabilitation asset has been recognized in the period relating to the rehabilitation liability to the value of US$8.0 million (2012: US$4.7 million) (2011: US$ Nil) (refer to Note 18). Depreciation of the rehabilitation asset began on October 1, 2013 when the group mine commenced commercial production. The asset is depreciated over the life of the mine on a unit of production basis.

Leased assets

The net carrying amount of property, plant and equipment includes the following amount in respect of assets held under finance lease (refer to Note 20):

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
KAS 1 Limited equipment	53,960	56,737	-

KAS 1 Limited is an asset leasing joint venture in which the group has a 50.1% interest. Together with DTP Terrassement, the group provides funding to KAS 1 Limited to buy the assets and in return leases the assets under a finance lease to Kibali Goldmines Sprl, a subsidiary of the group. Refer note 11, 20, 26 and 27.

9.	MINERAL PROPERTIES

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
Cost
At the beginning of the year	745,092	745,092	744,763
Adjustment in respect of the settlement of acquisition cost	-	-	329
At the end of the year	745,092	745,092	745,092
Amortization
At the beginning of the year	-	-	-
Charge for the year	(2,164)	-	-
At the end of the year	(2,164)	-	-

Net book value	745,928	745,092	745,092

Mineral properties represent the fair value attributable to license interest on the acquisition of Moto Goldmines Limited (‘Moto’) in 2009. Principally being a 70% interest in the Moto project, as well as a further 20% interest in the Moto project. The balance has been amortized over the life of mine on a unit of production basis since the group commenced commercial production at October 1, 2013.

10.	DEFERRED TAXATION

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
Deferred taxation is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the
DRC operations.
The movement on deferred taxation is as follows:
At the beginning of the year	-	-	-
Statement of comprehensive income	4,860	-	-
At the end of the year	4,860	-	-

Deferred taxation comprise the following:
Tax losses carried forward attributable to accelerated capital allowances	222,046	-	-
Property, plant and equipment	(217,057)	-	-
Rehabilitation provision	(129)	-	-
Net deferred taxation asset	4,860	-	-

Deferred tax assets are expected to be utilized against future taxable profits arising within the Kibali (Jersey) Limited group following commencement of commercial production in 2013.

11.	TRADE AND OTHER RECEIVABLES

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
Advances to contractors	24,869	3,821	4,597
Trade receivables	17,006	-	-
Prepayments and other receivables	16,567	21,871	5,094
Loan to Société minière de Kilo Moto (Sokimo) (refer to Note 27)	13,696	10,619	4,872
Other loans	8,082	-	-
TVA receivables	80,961	47,030	-
Hire purchase loans	7,083	8,412	-
	168,264	91,753	14,563
Less: Non-current portion

Loan to Sokimo	13,696	10,619	4,872
Other loans	5,765	-	-
Hire purchase loans	3,468	5,319	-
	22,929	15,938	4,872

Current portion	145,335	75,815	9,691

The fair values of trade and other receivables classified as loans and receivables are as follows:

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
Advances to contractors	24,869	3,821	4,597
Trade receivables	17,006	-	-
Prepayments and other receivables	16,567	21,871	5,094
Loan to Sokimo (note 27)	13,696	10,619	4,872
Loan to KAS 1 Limited (note 27)	29,076	27,237	-
Other loans	8,082	-	-
TVA receivables	80,961	47,030	-
Hire purchase loans	7,083	8,412	-
	197,340	118,990	14,563

The classes within trade and other receivables do not contain impaired assets. The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The company does not hold any collateral as security. Refer to note 22 for further information on the concentration of credit risk.

The terms of payment of trade receivables is less than seven days, advances to contractors 30 days and value added taxation is recoverable over six months. The group continues to seek recovery of TVA in the DRC in line with its mining convention. Judgment exists in assessing recovery of this amount.

The loan to Sokimo bears interest at 8% and will be repaid through future dividends.

The hire purchase loans bear interest at the aggregate of 10% and the Federal Reserve Rate of 0.75%. The loans are repayable over three years.

The loan to KAS 1 Limited bears interest at 8% and has no fixed repayment terms.

Included in “Other loans” is a loan of $7.6 million, repayable through future deductions from invoices. The balance of “Other loans” includes a loan to Randgold Resources Limited of $0.3 million which has no terms of repayment.

All non-current receivables are due after 12 months.

12.	INVENTORIES AND ORE STOCKPILES

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
Consumables stores	33,024	5,735	712
Ore stockpiles	72,492	-	-
Gold in process	6,889	-	-
	112,405	5,735	712

All inventory and ore stockpiles are stated at the lower of cost or net realizable value.

13.	AVAILABLE FOR SALE FINANCIAL ASSET

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
Balance at the beginning of the year	945	1,309	2,984
Fair value movement recognized in other comprehensive income	(755)	(393)	(1,700)
Exchange differences	(44)	29	25
Balance at the end of the year	146	945	1,309

14.	CASH AND CASH EQUIVALENTS

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
Cash at bank and in hand (excluding Bank overdrafts)	4,681	11,913	2,136

15.	SHARE CAPITAL AND PREMIUM

The total authorized number of ordinary shares is 10,000 (2012: 10,000) (2011: 10,000) for the total value of US$ 1,000 (2012: US$ 1,000) (2011: US$ 1,000). All issued shares are fully paid. The total number of issued shares at December 31, 2013 was 4,428 shares (2012: 2,890) (2011: 1,786).

Randgold Resources Limited and AngloGold Ashanti Limited are joint venture partners and shareholders of Kibali (Jersey) Limited, having acquired all 4,428 outstanding ordinary shares.

Please refer to the Statement of Changes in Equity on page F-61 of this Annual Report for more detail on the annual movement of share capital and share premium.

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
Movement in the number of ordinary shares outstanding:
Balance at the beginning of the year	3	2	1
Shares issued	1	1	1
Balance at the end of the year	4	3	2

16.	NON-CONTROLLING INTEREST

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
Balance at the beginning of the year	14,870	15,197	15,153
Non-controlling interest in results of Kibali Goldmines	3,404	(327)	44
Balance at the end of the year	18,274	14,870	15,197

The non-controlling interest represents the 10% interest Société minière de Kilo Moto (Sokimo) has in Kibali Goldmines Limited, which is a subsidiary of Kibali (Jersey) Limited.

17.	LOANS AND BORROWINGS

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
Non-current
Finance lease liability (note 20)	53,013	53,182	-
Loan – Randgold Resources Ltd (note 27)	216	206	201
Loan – Société des Mines de Tongon SA (note 27)	178	-	-
Loan – Société des Mines de Loulo SA (note 27)	23	-	-
	53,430	53,388	201
Current
Finance lease liability (note 20)	4,736	5,912	-
Loan – Randgold Resources Ltd	864	6,383	5,398
Bank overdraft	-	5,581	3,738
	5,600	17,876	9,136

Total loans and borrowings	59,030	71,264	9,337

Finance lease liability

The finance lease liability is due to KAS 1 Limited in respect of the equipment which has been transferred to the group under an installment sale agreement. The finance lease liability is interest bearing at 8% and is to be reduced by rental payments monthly as agreed in the installment sale agreement. The finance lease is secured by the leased assets. (refer to Note 8)

Loan – Randgold Resources Limited

Randgold Resources Limited, a joint venture partner and operator of the Kibali project, incurs management fees and other expenses as part of its role as operator of the mine on behalf of the Kibali (Jersey) Limited group. The loan bears no interest and is repayable on a monthly basis. The non-current portion bears no interest and is due for repayment after one year.

18.	PROVISION FOR REHABILITATION

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
Balance at the beginning of the year	4,652	-	-
Unwinding of discount	116	-	-
Change in estimates	3,442	-	-
New provision raised	-	4,652	-
Balance at the end of the year	8,210	4,652	-

The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 2.5% (2012: 2.5%) per annum, being an estimate derived from the risk-free rate. Management have based the provision for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the estimate of its ultimate rehabilitation liability could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its property. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provision for rehabilitation is adequate. The current Life of Mine (LOM) plan envisages the expected outflow to occur at the end of the LOM, which is 2031 for the Kibali Gold mine.

19.	TRADE AND OTHER PAYABLES

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
Trade payables	13,723	12,439	4,646
Payroll and other compensations	1,734	1,260	384
Accruals and other payables	75,669	36,004	1,723
	91,126	49,703	6,753

Accruals and other payables include retention amounts of US$17.1 million (2012: US$8.6 million) (2011: US$ Nil).

Trade and other payables are all due within 120 days.

20.	LEASES

The finance lease liability recognized is in respect of mining vehicles which have been used in excavation and hauling of waste rock and ore under an installment sale agreement.

The lease liability is effectively secured as the rights to the leased asset revert to the lessor in the event of default.

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2013	2012	2011
Gross finance lease liabilities – minimum lease payments:
No later than 1 year	9,176	8,486	-
Later than 1 year and no later than 5 years	35,968	28,477	-
Later than 5 years	36,186	47,862	-
Future finance charges	(23,581)	(25,731)	-
Present value of the finance lease liability	57,749	59,094	-

Present value of the finance lease liability is as follows:
No later than 1 year	4,736	5,912	-
Later than 1 year and no later than 5 years	22,399	19,839	-
Later than 5 years	30,614	33,343	-
	57,749	59,094	-

21.	SEGMENTAL INFORMATION

Operating segments have been identified on the basis of internal reports about components of the group that are regularly reviewed by the group’s chief operating decision maker. The operating segments included in the internal reports are determined on the basis of their significance to the group. In particular, the operating mine is reported as a separate segment. KAS 1 Limited joint venture is included within the corporate segment. The group’s chief operating decision maker is considered by management to be the board of directors. An analysis of the group’s business segments, excluding intergroup transactions, is set out below. Major customers are not identifiable because all gold is sold to an agent.

Country of operation	DRC	Jersey
US$000	Kibali	Corporate	Intercompany eliminations	Total
Year ended December 31, 2013
Profit and loss
Total revenue	109,229	-	-	109,229
Mining and processing costs excluding depreciation	(37,954)	-	90	(37,864)
Depreciation and amortization	(14,670)	(193)	-	(14,863)
Mining and processing costs	(52,624)	(193)	90	(52,727)
Transport and refining costs	(158)	-	-	(158)
Royalties	(2,765)	-	-	(2,765)
Exploration and corporate expenditure	(3,325)	(2,586)	-	(5,911)
Other (expenses)/income	733	(99,094)	100,807	2,446
Finance costs	(25,535)	(1)	24,284	(1,252)
Finance income	931	125,901	(122,866)	3,966
Profit before income tax	26,486	24,026	2,316	52,828
Income tax expense	4,739	-	-	4,739
Net profit	31,225	24,026	2,316	57,567
Capital expenditure	746,661	1,523	-	748,184
Total assets	2,160,846	5,884,188	(5,429,084)	2,615,950
Total liabilities	(2,179,676)	(2,890,543)	4,911,732	(158,487)

Year ended December 31, 2012
Profit and loss
Total revenue	-	-	-	-
Mining and processing costs excluding depreciation	-	-	-	-
Depreciation and amortization	(2,213)	(10)	-	(2,223)
Mining and processing costs	(2,213)	(10)	-	(2,223)
Exploration and corporate expenditure	(1,395)	(1,584)	-	(2,979)
Other (expenses)/income	(71)	1,009	(926)	12
Finance costs	(7)	(7)	-	(14)
Finance income	420	52,279	(51,251)	1,448
Profit/(loss) before income tax	(3,266)	51,687	(52,177)	(3,756)
Income tax expense	-	-	-	-
Net profit/(loss)	(3,266)	51,687	(52,177)	(3,756)
Capital expenditure	522,487	84	-	522,571
Total assets	1,136,739	4,463,610	(3,906,823)	1,693,526
Total liabilities	(1,175,613)	(2,338,658)	3,388,652	(125,619)

Year ended December 31, 2011
Profit and loss
Total revenue	-	-	-	-
Mining and processing costs excluding depreciation	-	-	-	-
Depreciation and amortization	(1,949)	(12)	-	(1,961)
Mining and processing costs	(1,949)	(12)	-	(1,961)
Exploration and corporate expenditure	-	(1,093)	-	(1,093)
Other (expenses)/income	1,632	(1,487)	1,836	1,981
Finance costs	(4)	(2)	-	(6)
Finance income	762	12,426	(12,401)	787
Profit/(loss) before income tax	441	9,832	(10,565)	(292)
Income tax expense	-	-	-	-
Net profit/(loss)	441	9,832	(10,565)	(292)
Capital expenditure	160,697	1,520	-	162,217
Total assets	437,581	3,237,696	(2,683,726)	991,551
Total liabilities	(462,743)	(1,760,633)	2,207,286	(16,090)

22.	FINANCIAL RISK MANAGEMENT

In the normal course of its operations, the group is exposed to gold price, currency, interest rate, credit and liquidity risks. In order to manage these risks, the group may enter into transactions which make use of on-balance sheet derivatives, but none were entered into in the current year. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.

Foreign exchange and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro, British pound, South African rand, Communauté Financière Africaine franc and Australian dollar). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks and none existed in 2013, 2012 or 2011. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2013, 2012 and 2011. Gold sales are made in U.S. dollars and do not expose the group to any currency fluctuation risk. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

$000	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Level of exposure of foreign currency risk carrying value of foreign currency balances. Cash and cash equivalents includes balances denominated in:
• Communauté Financière Africaine franc (CFA)	71	3	10
• Euro (EUR)	71	410	673
• South African rand (ZAR)	217	166	19
• British pound (GBP)	82	1	16
• Australian Dollar (AUD)	407	464	425

Trade and other receivables includes balances denominated in:
• Communauté Financière Africaine franc (CFA)	-	37	28
• Euro (EUR)	-	49	50
• South African rand (ZAR)	3,997	5,964	18
• British pound (GBP)	-	74	-
• Australian Dollar (AUD)	34	33	41

Trade and other payables includes balances denominated in:
• Euro (EUR)	(2,628)	(7,343)	(345)
• South African rand (ZAR)	(7,486)	(9,042)	(406)
• British pound (GBP)	(125)	(300)	(196)
• Australian Dollar (AUD)	(454)	(856)	(304)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the U.S. dollar. The following table shows the impact of a 10% change in the U.S. dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments. Exposure to CFA and GBP has not been sensitized as their values are immaterial.

	Closing exchange rate	Effect of 10% strengthening of US$ on net earnings and equity
At December 31, 2013
• Australian Dollar (AUD)	1.1260	(1)
• Euro (EUR)	0.7255	(256)
• South African rand (ZAR)	10.466	(327)

At December 31, 2012
• Australian Dollar (AUD)	0.9642	(36)
• Euro (EUR)	0.7567	(688)
• South African rand (ZAR)	8.4875	(291)

At December 31, 2011
• Australian Dollar (AUD)	0.9829	16
• Euro (EUR)	0.7723	38
• South African rand (ZAR)	8.1421	(37)

The sensitivities are based on financial assets and liabilities held at December 31, where balances were not denominated in the functional currency of the group. The sensitivities do not take into account the group’s income and costs and the results of the sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non-foreign exchange influenced factors.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short-term cash investments and interest payable on financing activities, giving rise to interest-rate risk. In the ordinary course of business, the group receives cash funding from their joint venture partners, Randgold Resources (Kibali) Ltd and AngloGold Ashanti Holdings plc in proportion to their respective percentage interests. The group received cash from its operations from the last quarter in 2013, following the commencement of production at the Kibali gold mine. The group is required to fund working capital and capital expenditure requirements with the funding and cash received. The drawdowns of any funds are subject to the approval of the Annual budget and Business plan by the board of directors.

The group has in the past been able to actively source financing through shareholder loans and third-party loans. The finance lease entered into bears a fixed rate of interest.

The group is able to actively source financing at competitive rates. The counterparts are financial and banking institutions of good credit standing. The directors believe that the working capital resources, by way of internal sources and banking facilities, are sufficient to the group’s currently foreseeable future business requirements.

$000	Amount	Effective rate for the year %
Cash and cash equivalents:
All less than 90 days	4,681	0.88

The other financial instruments of the group that are not included in the table above are fixed interest or non-interest bearing and are therefore not subject to interest-rate risk.

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because they deal with a variety of major financial institutions. Its receivables are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in the Democratic Republic of Congo. The gold produced is sold to the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not a financial asset for IFRS 7, included in receivables is a TVA balance of US$ 81 million (2012: US$47 million; 2011: US$ Nil million) (refer to Note 11) that was past due but not impaired, given the receipts obtained during the year. This can hold some credit risk for the group.

Capital risk management

The group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide future returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group issues new shares (by way of funding from the joint venture partners) or will make use of internal loans. Consistent with others in the industry, the group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt (net cash) divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the statement of financial position) less cash and cash equivalents. Total capital is calculated as equity, as shown in the statement of financial position, plus net debt.

($000)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Capital risk management
Total borrowings (note 17 and 19)	150,156	120,967	16,090
Less: cash and cash equivalents (note 14)	(4,681)	(11,913)	(2,136)
Net debt	145,475	109,054	13,954
Total equity	2,457,463	1,567,907	975,461
Total capital	2,602,938	1,676,961	989,415
Gearing ratio	6%	7%	1%

Maturity analysis

The following table analyzes the group’s financial liabilities into the relevant maturity groupings based on the remaining period from the Statement of Financial Position to the contractual maturity date.

	Trade and other payables	Borrowings	Expected Future interest payments
At December 31, 2013
Financial liabilities
Within 1 year in demand	91,126	5,600	4,440
Later than 1 year and no later than 5 years	-	22,816	13,569
After 5 years	-	30,614	5,572
Total	91,126	59,030	23,581

At December 31, 2012
Financial liabilities
Within 1 year in demand	49,703	17,876	2,574
Later than 1 year and no later than 5 years	-	19,839	8,638
After 5 years	-	33,549	14,519
Total	49,703	71,264	25,731

At December 31, 2011
Financial liabilities
Within 1 year in demand	6,753	9,136	-
Later than 1 year and no later than 5 years	-	-	-
After 5 years	-	201	-
Total	6,753	9,337	-

23.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the carrying amounts and the fair values of the group’s financial instruments outstanding at December 31, 2013, 2012 and 2011. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

		Carrying amount	Fair Value
As at December 31, 2013
Available for sale financial asset Categorized as level 1*
Available for sale financial asset	Available for sale	146	146

		Carrying amount	Fair Value
As at December 31, 2012
Available for sale financial asset Categorized as level 1*
Available for sale financial asset	Available for sale	945	945

As at December 31, 2011
Available for sale financial asset Categorized as level 1*
Available for sale financial asset	Available for sale	1,309	1,309

No derivative financial instruments currently exist.

* Level 1: fair values are derived from quoted market prices for identical assets from an active market for which an entity has immediate access.

Estimation of fair values

Trade and other receivables, trade and other payables, cash and cash equivalents, bank overdrafts loans to and from related parties.

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Long-term and short-term borrowings

The carrying amount is a reasonable estimate of the fair value because of the short maturity of such instruments, interest bearing nature, and other terms of the agreement.

24.	CASH FLOW FROM OPERATING ACTIVITIES

($000)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Profit/(loss) before income taxation	52,828	(3,756)	(292)
Adjustments for:
Interest received	(3,966)	(1,448)	(787)
Finance cost	1,136	14	6
Share of profits of equity accounted joint venture	(136)	(54)	-
Depreciation	21,542	6,808	1,961
Capitalized depreciation	(6,679)	(4,587)	-
Unwinding of rehabilitation provision	116	-	-
	64,841	(3,023)	888
Effects of changes in operating working capital items
Receivables	(74,830)	(76,770)	(4,360)
Inventories	(106,670)	(5,023)	(653)
Trade and other payables	45,434	43,987	4,143
Cash (used in)/generated from operations	(71,225)	(40,829)	18

Non-cash items include a finance lease liability movement of US$4.7 million (2012: US$59.1 million) (2011: US$ Nil), finance lease assets movement of US$4.3 million (2012: US$58.1 million) (2011: US$ Nil) and changes in rehabilitation provision estimates of US$3.4 million (2012: US$4.7 million) (2011: US$ Nil).

25.	COMMITMENTS AND CONTINGENT LIABILITIES

Capital expenditure contracted for at statement of financial position date but not yet incurred is:

	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Property, plant and equipment	32,931	241,801	213,000

26.	INVESTMENT IN JOINT VENTURE

Set out below is the summarized financial information for KAS 1 Limited which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations)

($000)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Summarized statement of financial position
Current
Cash and cash equivalents	5,512	-	-
Other current assets (excluding cash)	3,163	-	-
Total current assets	8,675	-	-
Financial liabilities (excluding trade payables)	-	-	-
Other current liabilities (including trade payables)	(15,445)	(1,880)	-
Total current liabilities	(15,445)	(1,880)	-
Non-current
Assets	58,184	51,880	-
Financial liabilities	(51,383)	(49,893)	-
Other liabilities	-	-	-
Total non-current liabilities	(51,383)	(49,893)	-
Net assets	30	107	-

Summarized statement of comprehensive income
Operating loss	-	(5)	-
Depreciation and amortization	-	-	-
Interest income	4,500	1,800	-
Interest expense	(4,227)	(1,688)	-
Profit before tax	273	107	-
Income tax	-	-	-
Post-tax profit	273	107	-
Other comprehensive income	-	-	-
Total comprehensive income	273	107	-
Dividends received from joint venture	350	-	-
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in KAS 1 Limited joint venture Opening net assets January 1	107	-	-
Profit for the period	273	107	-
Other comprehensive income	-	-	-
Dividends received	(350)	-	-
Funding advanced	-	-	-
Closing net assets	30	107	-
Interest in joint venture at 50.1%	15	54	-
Funding classified as long-term debt by joint venture recorded in ‘other investments in joint ventures’	29,076	27,237	-
Carrying value	29,091	27,291	-

The 50.1% in KAS 1 Limited has been treated as a joint venture, as it provides the group with interests in the net assets of the company, rather than an interest in the underlying assets and obligations. The company is jointly controlled with DTP Terrassement. Income and expenses are not disclosed in respect of KAS 1 Limited as neither the net profit nor individual line items are material. KAS 1 Limited is not a material segment of the group and is therefore included in ‘corporate ’ in Note 21.

27.	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

Related parties	Nature of relationship
Société des Mines de Loulo SA	Entity under common control (subsidiary of Randgold Resources Limited)
Société des Mines de Tongon SA	Entity under common control (subsidiary of Randgold Resources Limited)
Rand Refinery (Pty) Limited	Associate of AngloGold Ashanti Limited
AngloGold Ashanti Holdings plc	Joint Venture partner
Sokimo (Société minière de Kilo Moto)	Government interest in Kibali
KAS 1 Limited	Joint Venture of Randgold Resources Limited
Isiro (Jersey) Limited	Joint Venture of Randgold Resources Limited
KGL Isiro SARL	Subsidiary of Isiro (Jersey) Limited

($000)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Related party transactions
Management fee paid to Randgold Resources Limited	4,172	4,116	4,000
Gold sales to Rand Refinery (Pty) Limited	109,229	-	-
Interest received from Sokimo	925	416	372
Shareholders interest received from KAS 1 Limited	2,113	845	-
Interest incurred to KAS 1 Limited on the finance lease liability	4,495	1,825	-
Amounts included in trade and other receivables owing by related parties
Rand Refinery (Pty) Limited	17,006	-	-
Loan to Sokimo	13,696	10,619	4,872
Loan to KAS 1 Limited	29,076	27,237	-
Loan to Randgold Resources Limited	267	-	-
Loan to KGL Isiro SARL	214	-	-
Amounts included in loans and borrowings owing to and from related parties
Loan from Randgold Resources Limited	(1,080)	(6,589)	(5,599)
Finance lease liability with KAS 1 Limited	(57,749)	(59,094)	-
Loan from Société des Mines de Loulo SA	(23)	-	-
Loan from Société des Mines de Tongon SA	(178)	-

Sokimo has a 10% interest in the company Kibali Goldmines Sprl, a subsidiary of the group.

It is the obligation of the joint venture parties, Randgold Resources (Kibali) Limited and AngloGold Ashanti Holdings plc, (joint venture partners) to fund Kibali for operating costs, capital costs and other costs in proportion to their respective percentage interests in Kibali Goldmines. These costs are in accordance with the Kibali Joint Venture Agreement.

The finance lease liability due to KAS 1 Limited is in respect of the equipment which has been transferred to the group under an installment sale agreement. Kibali (Jersey) Limited has a 50.1% shareholding in KAS 1 Limited.

Refer to Notes 11 and 17 for the details of loans to and from related parties.

No remuneration of Key Management was paid by Kibali (Jersey) Limited group in the period. Key Management is considered to be the Board of Directors of Kibali (Jersey) Limited.

28.	SUBSIDIARIES AND TRANSACTIONS WITH NON-CONTROLLING INTERESTS

The consolidated financial statements include the accounts of the company and all of its subsidiaries and jointly controlled entities at December 31, 2013. The parent company, the principal subsidiaries and their interests are:

		% of interest
Company	Kibali (Jersey) Limited
Subsidiary	Moto Goldmines Limited	100%
Subsidiary	Border Energy (Pty) Limited	100%
Subsidiary	Border Energy East Africa (Pty) Limited	100%
Subsidiary	Moto (Jersey) 1 Limited	100%
Subsidiary	Moto (Jersey) 2 Limited	100%
Subsidiary	Kibali 2 (Jersey) Limited	100%
Subsidiary	Kibali Coöperatief U.A.	100%
Subsidiary	0858065 B.C. Limited	100%
Subsidiary	Moto Goldmines Australia Pty Limited	100%
Subsidiary	Kibali Goldmines Sprl	90%
Jointly controlled entity	KAS 1 Limited	50.1%

Kibali Goldmines Sprl, whose principal place of business is in DRC, has a non-controlling shareholder interest of 10%. Please refer to Note 21 for the amounts disclosed for this subsidiary in the DRC segment, which have been included in this consolidation before intercompany eliminations.

29.	SUBSEQUENT EVENTS

No significant subsequent events requiring disclosure or adjustment occurred.

30.	OTHER INFORMATION

The company is a private company limited by shares, incorporated in Jersey with its registered office at 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, JE2 4WJ. The company’s principal activity is the funding, operation and management of the Kibali gold mine in the DRC.

Schedule II – Valuation and Qualifying Accounts

	Balance at beginning of period	Charged to costs and expenses	Amounts written off as uncollectible	Unused amounts reversed	Balance at end of period
Year ended December 31, 2013
Valuation allowance for impaired receivables	-	-	-	-	-
Year ended December 31, 2012 (restated)
Valuation allowance for impaired receivables	-	-	-	-	-
Year ended December 31, 2011(restated)
Valuation allowance for impaired receivables	1.1	3.2	(4.3)	-	-

S-1