Form 20-F
period 2014-12-31
RANDGOLD RESOURCES LTD
filed 2015-03-30
CIK 1175580

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                     to

Commission file number: 000-49888

RANDGOLD RESOURCES LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

JERSEY, CHANNEL ISLANDS

(Jurisdiction of incorporation or organization)

3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE2 4WJ, Channel Islands

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares each represented by one Ordinary Share	NASDAQ Global Select Market

Ordinary Shares, par value US $0.05 per Share*

*	Not for trading, but only in connection with the listing of American Depositary Shares on the NASDAQ Global Select Market pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2014, the Registrant had outstanding 92,724,116 ordinary shares, par value $0.05 per share.

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

The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the terms as used in this annual report (Annual Report).

Albite:	A mineral within the Feldspar Group which is the sodium rich end member of the Albite-Anorthite Series. It is a common type of hydrothermal alteration.

Alteration:	The chemical change in a rock due to hydrothermal and other fluids.

Archaean:	A geological eon before 2.5 Ga.

Arsenopyrite:	An iron arsenic sulfide mineral.

Assay:	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Banded iron formation:	A bedded deposit of iron minerals.

Basalt:	An extrusive volcanic rock composed primarily of plagioclase, pyroxene and some olivine.

bcm:	A measure of volume representing a cubic meter of in-situ rock.

Birimian:	Geological time era, about 2.1 billion years ago.

Breccia:	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Cage:	The conveyance used to transport men and equipment between the surface and the mine levels.

Carbonate:	A mineral salt typically found in quartz veins and as a product of hydrothermal alteration of sedimentary rock.

Cemented Aggregate Fill:	A backfill method for filling open stopes that uses cement and rock aggregate.

Clastic:	Rocks built up of fragments of pre-existing rocks which have been produced by the processes of weathering and erosion.

Concentrate:	A fine, powdery product of the milling process containing a high percentage of valuable metal.

Cut-off grade:	The lowest grade of material that can be mined and processed considering all applicable costs, without incurring a loss or gaining a profit.

Cyanidation:	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving it in a weak cyanide solution. Carried out in tanks inside a mill or in heaps of ore outside.

Decline:	A sloping underground opening for machine access from level to level or from surface, also called a ramp.

Development:	Underground work carried out for the purpose of opening up a mineral deposit which includes shaft sinking, crosscutting, drifting and raising.

Diamond Drilling (DDH):	A rotary type of rock drilling that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter.

Dilution (mining):	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

Dip:	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

Discordant:	Structurally unconformable.

EEP:	Exclusive EP.

EP:	Exploration permit.

Exploration:	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Fault:	A break in the Earth’s crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Feasibility Study:	A comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Felsic:	A light colored igneous rock composed of quartz, feldspar and muscovite. Also a term used to describe light-colored rocks containing feldspar, feldspathoids and silica.

Feldspar:	An alumino-silicate mineral.

Footwall:	The underlying side of a fault, orebody or stope.

g/t:	Grams of gold per metric tonne.

Gabbro:	A dark, coarse-grained igneous rock.

Geophysical survey:	A scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Gneiss:	A coarse-grained, foliated rock produced by metamorphism.

Gold reserves:	The gold contained within proven and probable reserves on the basis of mining recoverable material (reported as tonnes and head grade we expect to be delivered to the mill).

Gold sales:	Represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of such contracts.

Grade:	The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per tonne of ore.

Granite:	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.

Greenstone belt:	An area underlain by metamorphosed volcanic and sedimentary rocks, usually in a continental shield.

Greywacke:	A dark gray, coarse grained, indurated sedimentary rock consisting essentially of quartz, feldspar, and fragments of other rock types.

Hangingwall:	The rock on the upper side of a vein or ore deposit.

Head grade:	The grade of the ore as delivered to the metallurgical plant.

Hematite:	An oxide of iron, and one of that metal’s most common ore minerals

Hydrothermal:	Relating to hot fluids circulating in the earth’s crust.

Igneous rocks:	Rocks formed by the solidification of molten material from far below the earth’s surface.

In situ:	In place or within unbroken rock or still in the ground.

Kibalian:	A geological time era between 2.4 billion to 2.8 billion years before the present.

Lode:	A portion of a mineral deposit in solid rock.

Logging:	The process of recording geological observations of drill core either on paper or on computer disk.

Lower proterozoic:	Era of geological time between 2.5 billion and 1.8 billion years before the present.

Magnetite:	Black, magnetic iron ore, an iron oxide.

Measures:	Conversion factors from metric units to US units are provided below:

Metric Unit		US Equivalent

1 tonne	= 1 t	1.10231 tons
1 gram	= 1 g	0.03215 ounces
1 gram per ton	= 1 g/t	0.02917 ounces per ton
1 kilogram per ton	= 1 kg/t	29.16642 ounces per ton
1 kilometer	= 1 km	0.621371 miles
1 meter	= 1 m	3.28084 feet
1 centimeter	= 1 cm	0.3937 inches
1 millimeter	= 1 mm	0.03937 inches
1 square kilometer	= 1 sq km	0.3861 square miles

Metamorphism:	The process by which the form or structure of rocks is changed by heat and pressure.

Mill delivered tonnes:	A quantity, expressed in tonnes, of ore delivered to the metallurgical plant.

Milling/mill:	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore/a revolving drum used for the grinding of ores in preparation for treatment.

Mineable:	That portion of a mineralized deposit for which extraction is technically and economically feasible.

Mineralization:	The presence of a target mineral in a mass of host rock.

Mineralized material:	A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. A deposit of mineralized material does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Moz:	Million troy ounces.

Mt:	Million metric tonnes.

Nugget:	A small mass of precious metal, found free in nature.

Open pit:	A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

Ore:	A mixture of ore minerals and gangue from which at least one of the metals can be extracted at a profit.

Orebody:	A natural concentration of valuable material that can be extracted and sold at a profit.

Ounce:	One troy ounce, which equals 31.10348 grams.

Outcrop:	An exposure of rock or mineral deposit that can be seen on surface that is, not covered by soil or water.

Oxide Ore:	Soft, weathered rock that is oxidized.

Paste Backfill:	A backfill method for filling open stopes that uses cement and tailings material.

Plutonic:	Refers to rocks of igneous origin that have come from great depth.

Porphyry:	Any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundmass.

Prefeasibility Study:	A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined and includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic, social and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral material may be classified as a mineral reserve.

Probable reserves:	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Prospect:	An area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

Proven reserves:	Reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Pyrite:	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold”.

Pyrrhotite:	A bronze-colored, magnetic iron sulphide mineral.

Quartz:	A mineral compound of silicon and oxygen.

Quartzite:	Metamorphic rock with interlocking quartz grains displaying a mosaic texture.

Reconnaissance:	A preliminary survey of ground.

Refining:	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

Rehabilitation:	The process of restoring mined land to a condition approximating its original state.

Reserve:	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

RP:	Reconnaissance Permit.

Sampling:	Selecting a fractional but representative sample for analysis.

Satellite deposit:	A smaller subsidiary deposit proximal to a main deposit.

Sedimentary:	Pertaining to or containing sediment. Used in reference to rocks which are derived from weathering and are deposited by natural agents, such as air, water and ice.

Shaft:	A vertical or inclined excavation in rock for the purpose of providing access to an orebody. Usually equipped with a hoist at the top, which lowers and raises a conveyance for handling ore, workers or materials.

Shear zone:	A zone in which shearing has occurred on a large scale.

Silica:	Silicon dioxide. Quartz is a common example.

Slag:	The vitreous mass separated from the fused metals in the smelting process.

Stockpile:	Broken ore heaped on surface, pending treatment.

Stope:	An excavation in a mine from which ore is, or has been, extracted.

Strike length:	The direction and length of a geological plane.

Stripping:	The process of removing overburden to expose ore.

Sulfide:	A mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite or iron sulfide. Also a zone in which sulfide minerals occur.

Sump:	An excavation where water accumulates before being pumped to surface.

Tailings:	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

Tonnage:	Quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Tonne:	One tonne is equal to 1,000 kilograms (also known as a “metric” ton).

Total cash costs:	Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties.

Trend:	The direction, in the horizontal plane, of a linear geological feature, such as an ore zone, or a group of orebodies measured from true north.

Ultramafic:	An igneous rock with a very low silica content and rich in iron magnesium minerals.

Vein:	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

Volcaniclastic:	Where volcanic derived material has been transported and reworked through mechanical processes.

Volcanisedimentary:	Where volcanic and sedimentary material have been transported and reworked through mechanical processes.

Waste:	Rock mined with an insufficient gold content to justify processing.

Weathered or weathering:	Rock broken down by surface elements of temperature and water.

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

We are incorporated under the laws of Jersey, Channel Islands with the majority of our operations located in West and Central Africa. Our books of account are maintained in US dollars and our annual and interim financial statements are prepared on a historical cost basis, except as otherwise required under International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS), and in accordance with IFRS. IFRS differs in significant respects from generally accepted accounting principles in the United States, or US GAAP. This Annual Report includes our audited consolidated financial statements prepared in accordance with IFRS. The financial information included in this Annual Report has been prepared in accordance with IFRS and, except where otherwise indicated, is presented in US dollars. For a definition of cash costs and other non-GAAP measures, please see “PART I. Item 3. Key Information – A. Selected Financial Data”.

Unless the context otherwise requires, “us”, “we”, “our”, “company”, “group” or words of similar import, refer to Randgold Resources Limited and its subsidiaries and affiliated companies.

Unless the context otherwise requires, “Morila” refers to Société des Mines de Morila SA, “Loulo” refers to Société des Mines de Loulo SA, “Gounkoto” refers to Société des Mines de Gounkoto SA, “Tongon” refers to Société des Mines de Tongon SA, “Kibali” refers to Kibali Goldmines SA and “Massawa” refers to the Massawa feasibility project.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. SELECTED FINANCIAL DATA

The following selected historical consolidated financial data has been derived from, and should be read in conjunction with, the more detailed information and financial statements, including our audited consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 and as at December 31, 2014 and December 31, 2013, which appear elsewhere in this Annual Report. The historical consolidated financial data as at December 31, 2012, 2011 and 2010, and for the years ended December 31, 2011 and 2010 have been derived from our audited consolidated financial statements not included in this Annual Report.

The financial data have been prepared in accordance with IFRS, unless otherwise noted.

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
$000:
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME DATA:
Amounts in accordance with IFRS unless otherwise stated
Revenues	1,086,756	1,137,690	1,183,127	970,315	484,553
Profit from operations[1]	281,267	354,699	505,845	429,908	136,141
Share of profits of equity accounted joint ventures	75,942	54, 257	40, 927	44,119	—
Net profit attributable to owners of the parent	234,974	278,382	431,801	383,860	103,501
Basic earnings per share ($)	2.54	3.02	4.70	4.20	1.14
Diluted earnings per share ($)	2.51	2.98	4.65	4.16	1.13
Weighted average number of shares used in computation of basic earnings per share	92,603,191	92,213,511	91,911,444	91,337,712	90,645,366
Weighted average number of shares used in computation of fully diluted earnings per share	93 513 661	93,346,109	92,824,926	92,276,517	91,926,912
Dividends declared per share[2]	0.50	0.50	0.40	0.20	0.17
Other data
Total cash costs ($ per ounce sold)[3]	698	715	735	688	681

1.	Profit from operations is calculated as profit before income tax under IFRS, excluding net finance income/(costs) and share of profits of equity accounted joint ventures. Profit from operations all arises from continuing operations.

2.	Dividend distribution to the company’s shareholders is recognized as a liability in the group’s financial statements in the period in which the dividends are approved by the board of directors and declared to shareholders.

3.	Refer to explanation of non-GAAP measures provided.

Following the introduction and adoption of IFRS 11 Joint arrangements in 2013, the group changed its accounting policy on joint ventures from January 1, 2013 with prior periods 2011 and 2012 restated accordingly (refer to the prior year Annual Report Form 20-F). IFRS 11 did not require restatement for earlier years, therefore the information extracted from the Statement of Comprehensive Income for 2010 and the Statement of Financial Position forthat year were not restated.

	At December 31, 2014	At December 31, 2013	At December 31, 2012	At December 31, 2011	At December 31, 2010
$000:
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AMOUNTS:
Amounts in accordance with IFRS
Total assets	3,533,083	3,376,513	3,008,891	2,477 267	1,994,340
Share capital	4,634	4,612	4,603	4,587	4,555
Share premium	1,450,984	1,423,513	1,409,144	1,386,939	1,362,320
Retained earnings	1,575,518	1,386,518	1,154,273	759,209	393,570
Other reserves	67,254	64,398	50,994	40,531	31,596
Equity attributable to the owners of the parent	3,098,090	2,879,041	2,619,014	2,191,266	1,792,041

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

The following table lists the costs of producing gold, based on IFRS figures extracted from the financial statements of the Company, and reconciles this measure to total cash costs as defined by the Gold Institute’s guidance, as a non-GAAP measure, for each of the periods set forth below:

$000:	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Gold Sales
Gold sales per IFRS	1,086,756	1,137,690	1,183,127	970,315	484,553
Gold sales adjustment for joint ventures	348,117	129,022	134,703	156,771	—
Gold sales[2]	1,434,873	1,266,712	1,317,830	1,127,086	484,553
Costs
Mine production costs	525,909 [3]	538 892 [3]	441 049 [3]	339 927 [3]	249 503 [3]
Depreciation and amortization	146,762	130,638	117,991	65 562	28,127
Other mining and processing costs	64,762	61,319	75,770	62,758	20,598
Cash cost adjustment for joint ventures	169,260	49,055	50,511	69,532	—
Depreciation and amortization adjustment for joint ventures	86,183	19,322	13,750	16,498	—
Royalties	56,490	58,415	59,710	44,414	27,680
Movement in production inventory and ore stockpiles	24,665	(49,730)	(43,716)	(21,907)	(16,152)
Total cost of producing gold[2]	1,024,701	807,911	715,065	576,784	309,756
Less: Non-cash costs included in total cost of producing gold: Depreciation and amortization under IFRS	(146,762)	(130,638)	(117,991)	(65,562)	(28,127)
Less: Non-cash costs included in total cost of producing gold: Depreciation and amortization for joint ventures	(86,183)	(19,322)	(13,750)	(16,498)	—
Total cash costs using the Gold Institute’s guidance[2]	791,756	657,951	583,324	494,724	281,629
Ounces sold[1]	1,134,941	920,248	793,852	718,762	413,262
Total cost of producing gold per ounce ($ per ounce)[2]	903	878	901	802	750
Total cash costs per ounce ($ per ounce)[2]	698	715	735	688	681

1.	40% share of Morila, 45% share of Kibali and 100% share of Loulo, Tongon and Gounkoto

2.	Refer to explanation of non-GAAP measures provided. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures.

3.	Comparative figures excluded transport and refining costs from mine production costs and disclosed such costs separately. Given its immateriality, it has now been included in mine production costs. Transport and refining costs total $3.0 million for 2014 (2013:$2.7 million; 2012:$2.7 million; 2011: $2.4 million; 2010: $1.7million) and are now included in mine production costs.

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

	Price Per Ounce ($)
Year	High	Low	Average
2005	537	411	444
2006	725	525	604
2007	841	608	695
2008	1,011	712	871
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,571
2012	1,792	1,540	1,669
2013	1,694	1,192	1,411
2014	1,385	1,142	1,266
2015 (through February)	1,296	1,172	1,240

The market price of gold has been and continues to be significantly volatile. In 2014, there was a 17.5% reduction in the gold price. If gold prices should fall below and remain below our cost of production for any sustained period we may experience losses, and if gold prices should fall below our cash costs of production we may be forced to re-plan and mine higher grade ore which will have a negative impact on our reserves and life of mine plans. Low gold prices for an extended period could result in us having to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover from any losses we may incur during that period and on our ability to maintain adequate reserves. Our total cash cost of production per ounce of gold sold was $698 in the year ended December 31, 2014, $715 in the year ended December 31, 2013 and $735 in the year ended December 31, 2012.

Our mining operations may yield less gold under actual production conditions than indicated by our gold reserve figures, which are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, production costs and the price of gold.

The ore reserve estimates contained in this Annual Report are estimates of the mill delivered quantity and grade of gold in our deposits. They represent the amount of gold that we believe can be mined, processed and sold at prices sufficient to recover our estimated total cash costs of production, remaining investment and anticipated additional capital expenditure. Our ore reserves are estimated based upon many factors, including:

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

We are subject to risks associated with operating gold mines in Mali. In 2014, gold produced in Mali represented approximately 60% of our consolidated group gold production, including joint ventures. On March 21, 2012, Mali was subject to an attempted coup d’état that resulted in the suspension of the constitution, the partial closing of the borders and the general disruption of business activities in the country. The supply of consumables to our mines in Mali was temporarily interrupted as a result of the political situation. The borders were reopened shortly after these events and an interim government was installed within a month. In January 2013, following military conflicts with terrorist insurgents, the Malian State requested the assistance of the French Government to assist the Malian army to repel the insurgents who had been occupying parts of the north of the country and beginning to move towards the southern part of the country. During 2013, French and other foreign troops occupied the northern part of the country to assist the Malian State in maintaining control of this region and presidential and parliamentary elections took place during the middle of 2013. Although we have continued to produce and sell gold during the political crisis, there can be no assurance that the political situation will not disrupt our ability to continue gold production, or our ability to sell and ship our gold from our mines in Mali. Furthermore, there can be no assurance that the political situation in Mali will not have a material adverse effect on our operations and financial condition.

Our business and results of operations may be adversely affected if the State of Mali and the State of Democratic Republic of Congo (DRC) fail to repay Value Added Tax (TVA), owing to the Morila, Loulo, Gounkoto and Kibali mines.

Our mining companies operating in Mali are exonerated by their Establishment Conventions from paying TVA for the three years following first commercial production. After that, TVA is payable and reimbursable. During 2012, 2013 and 2014 Loulo and Morila has offset TVA reimbursements it was owed against corporate and other taxes payable to the State of Mali under the terms of its legally binding mining conventions. At December 31, 2013, TVA owed by the State of Mali to Loulo stood at $115.6 million. This amount has decreased to $91.3 million at December 31, 2014 inclusive of exchange rate variances of $12.1 million. As of December 31, 2012, December 31, 2013 and December 31, 2014, TVA owed by the State of Mali to Morila amounted to $6.4 million (our 40%), $4.4 million (our 40%) and $10.5 million (our 40%) respectively. By December 31, 2013 and December 31, 2014, TVA refunds of $10.1 million and $14.5 million respectively remained owing to Gounkoto by the State of Mali.

By December 31, 2012, December 31, 2013 and December 31, 2014, TVA owing to Kibali by the DRC State amounted to $18.5 million (our 45%), $35.3 million (our 45%) and $50.5 million (our 45%), respectively. Kibali has received TVA refunds during the year, but the process has been slower than set out by law, due to additional administrative requirements imposed by the relevant State departments.

Our business, cash flow and results of operations will be adversely affected to the extent the TVA amounts owing to the group are not paid.

Our business may be adversely affected if we fail to resolve disputed tax claims with the State of Mali.

As at December 31, 2014, the group had received claims for various taxes from the State of Mali totaling $313.0 million, in particular with respect to the Loulo, Gounkoto and Morila mines. The claims have increased by $190.0 million in the year, substantially representing $201.3 million of additional claims received in respect of Loulo and Gounkoto following the tax audits during the year, offset by foreign exchange movements. Having taken professional advice, the group considers the material claims to be without foundation and is strongly defending its position, including following the appropriate legal process for such disputes in Mali. Loulo, Gounkoto and Morila have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable for the companies and allow for international arbitration in the event that a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. On November 25, 2013, Loulo instigated arbitration proceedings against the State of Mali pursuant to the terms of Loulo’s Establishment Convention at the International Center for Settlement of Investment Disputes in respect of $57.0 million of the tax claims. The arbitration process is ongoing, with hearings being held in the first quarter of 2015. The outcome of the process is expected to be concluded during 2015. Management continues to engage with the Malian authorities at the highest level to resolve this issue and the other unresolved tax claims. However, it may be necessary to instigate additional arbitration proceedings to resolve these disputes. If for any reason these disputed tax claims become due and payable the results of Morila, Gounkoto and Loulo’s operations and financial position would be adversely affected, as would their ability to pay dividends to their shareholders. Accordingly, our business, cash flows and financial condition will be adversely affected if anticipated dividends are not paid.

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

During 2014, the average price of our landed fuel was lower than 2013. In the year ended December 31, 2014, the cost of fuel and other power generation costs comprised approximately 23% of our operating costs (2013: 20%; 2012: 25%).

While we do not currently anticipate a significant reduction in fuel availability, factors beyond our control make it impossible to predict the future availability of fuel. We are not parties to any agreements that protect us against price increases or guarantee the availability of fuel. Major reductions in the availability of fuel or significant increases in its cost for a significant period of time, would adversely affect our results of operations and profitability.

Our underground mines at Loulo and Kibali are subject to all of the risks associated with underground mining.

The business of underground mining by its nature involves significant risks and hazards. In particular, our underground mining operations could be subject to:

•	rockbursts;

•	seismic events;

•	underground fires;

•	cave-ins or falls of ground;

•	discharges of gases or toxic chemicals and other environmental hazards;

•	flooding;

•	accidents; and

•	other conditions resulting from drilling, blasting and the removal of material from an underground mine.

We are at risk of experiencing any and all of these hazards. The occurrence of any of these hazards could delay the development of the mine, production, increase cash operating costs and result in additional financial liability for us.

The use of mining contractors at certain of our operations may expose it to delays or suspensions in mining activities.

Mining contractors are used at Tongon, Loulo, Gounkoto, Kibali and Morila to mine and deliver ore to processing plants and at Loulo and Kibali to develop the underground mine. As a result of our use of mining contractors, our operations are subject to a number of risks, some of which are outside our control, including:

•	Negotiating agreements with contractors on acceptable terms;

•	The inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;

•	Reduced control over those aspects of operations which are the responsibility of the contractor;

•	Failure of a contractor to perform under its agreement;

•	Interruption of operations or increased costs in the event that a contractor ceases its business due to insolvency or other unforeseen events;

•	Failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and

•	Problems of a contractor with managing its workforce, labor unrest or other employment issues.

In addition, we may incur liability to third parties as a result of the actions of our contractors. The occurrence of one or more of these risks could adversely affect our results of operations and financial position. We have reviewed the underground mining activities at the Loulo mine and decided to take over the mining and development activities previously managed by the underground mining contractor. Consequently, the Loulo mine is working with the contractor to agree to an orderly changeover, which is expected to be completed over the course of 2015. Any disruption to our workforce resulting from the changeover could have a material adverse effect on our operations.

The Ebola virus poses a risk to our operations.

Ebola virus cases have been identified in Mali and Senegal along with epidemics in neighboring countries, and we have formed a crisis management team to spearhead a major campaign to safeguard our employees and host communities. If the incidence of the Ebola virus spreads, it could pose risks to us in terms of potentially reduced productivity and increased medical and insurance costs. An Ebola virus outbreak could cause the closing of borders of the countries in which we operate, or neighboring countries, which poses a risk in operation of our supply chain.

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

Kibali completed an optimized feasibility during 2011 and construction of the mine started in 2012. At Kibali, open pit mining started in July 2012 and the mine’s first gold was produced in September 2013. However, there can be no assurance that the mine will not be subject to the risks and uncertainties listed above, all of which could have a material adverse effect on our operating results and financial condition.

At Massawa (Senegal), a technical and financial study was completed on the open pit enabling us to declare mineral reserves in 2010. In 2012 it was decided to focus on understanding the geological and metallurgical controls of the project. The current plan is to progress the Massawa project review and make a decision on revising the feasibility study scope in 2015. There can be no assurance that the Massawa project will ultimately result in a new commercial mining operation, or that such new commercial mining operations would be successful.

The underground feasibility study on Gounkoto was successfully completed at the end of 2014. Work on the portal in the south of the pit is planned to start in 2018 with access to ore anticipated in 2019. However, there can be no assurance that the Gounkoto underground project will not be subject to the risks and uncertainties listed in this section, all of which could have a material adverse effect on our operating results and financial condition.

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

The countries of Mali, Senegal, DRC and Côte d’Ivoire have, since independence, experienced some form of political upheaval with varying forms of changes of government taking place.

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

The DRC is an impoverished country with physical and institutional infrastructure that is in a poor condition. It is in transition from a largely state-controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Kibali mine.

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

Furthermore, the Kibali mine is located in a remote area of the DRC, which lacks basic infrastructure, including adequate roads and other transport, sources of power, water, housing, food and transport. In order to develop any of the mineral interests, facilities and material necessary to support operations in the remote locations in which they are situated must be established. The remoteness of the mineral interests would affect the potential viability of mining operations, as we would also need to establish substantially greater sources of power, water, physical plant, roads and other transport infrastructure than are currently present in the area. Hydropower stations are utilized at Kibali, which necessarily involve maintaining existing stations and building new hydropower stations and also obtaining certain government licenses relating to their operation. The first of three hydropower stations was completed in 2014 and a further additional two hydropower stations are still to be completed.

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

We jointly control Morila, the owner of the Morila mine, and Kibali, the owner of the Kibali mine, with AngloGold Ashanti under joint venture agreements. We are responsible for the day-to-day operations of Morila and Kibali, subject to the overall management control of Morila and Kibali boards, respectively. Substantially all major management decisions, including approval of a budget for the Morila mine and the Kibali mine, must be approved by the Morila and Kibali boards, respectively. We and AngloGold Ashanti retain equal representation on the boards, with neither party holding a deciding vote. If a dispute arises between us and AngloGold Ashanti with respect to the management of Morila or Kibali, and we are unable to amicably resolve the dispute, we may have to participate in arbitration or other proceedings to resolve the dispute, which could materially and adversely affect our business.

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

During 2011, Tongon’s operations were negatively impacted by flooding as a result of the rainy season and by problems encountered during the change-over from diesel generated power to Côte d’Ivoire’s national grid. Also, in November 2011, the Tongon mine suffered a major failure of the barring gear at its No 1 mill. As a result, management also shut down Tongon’s No 2 mill as well in the interests of personal safety and to protect the No 2 mill from a similar failure. In November 2011 and March 2012, the Tongon mine experienced temporary work stoppages during the course of negotiating a mine level agreement with a newly established union. During 2012 the Tongon mine was plagued by a series of operational challenges, including underperformance in the mining of the open pit as the mine struggled to manage the transition from softer oxide material to fresh rock. Also, the mine experienced frequent outages of grid power which disrupted the processing plant. Additionally, during December 2012 there was a fire in the milling circuits which resulted in both mills being offline for one week followed by lower throughput and recoveries. These issues led to gold production at Tongon missing its target by 26%. The plant was restored to full production by the end of January 2013 and the power problems were addressed during 2013. The mine continued to experience problems with recovery in 2013 and 2014 which contributed to Tongon missing its target by 17% in 2013 and 13% in 2014, as well as issues associated with the crushing circuit, which required certain of the installed crushers to be replaced in 2014. The mine continues to engineer out key process deficiencies and improve operator skills and plant maintenance. Upgrades to the flotation circuits at the mine are forecasting for completion in the first quarter of 2015.

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

We may be required to seek funding from the global credit and capital markets to develop our properties, and weakness in those markets could adversely affect our ability to obtain financing and capital resources.

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

The credit and capital markets experienced serious deterioration in 2008, including the failure of significant and established financial institutions in the US and abroad, which continued throughout 2014 and may continue in 2015 and beyond, and the conditions in these markets have continued to be difficult since then and may continue to be difficult in the future, which could have an impact on the availability and terms of credit and capital in the near term. Although general global economic conditions have improved, the credit and capital markets for commodities have not improved to the same degree. The deteriorating financial condition of certain government authorities has significantly increased the potential for sovereign defaults in a number of jurisdictions, including within the European Union. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on our ability to raise capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and results of operations. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, inflation, fuel and energy costs, lack of available credit, the state of the financial markets, interest rates and tax rates may affect our growth and profitability.

To ensure additional liquidity, in 2013 we entered into a $200.0 million unsecured revolving credit facility with HSBC and a syndicate of three other banks. In 2014 we cancelled the existing credit facility, which was undrawn at that time, and entered into a new $400.0 million unsecured revolving credit facility with HSBC and an extended banking syndicate. If any of the lenders are unable to fulfill their future commitments, our liquidity could be impacted, which could have a material unfavorable impact on our results of operations and financial condition.

If we draw down on our credit facility, our indebtedness could adversely impact our business.

Under the terms of the credit facility we entered into in 2014 we are obligated to meet certain financial and other covenants. Our ability to meet these covenants and to service our debt (should the credit facility be drawn down) will depend on our future financial performance which will be affected by our operating performance as well as by financial and other factors, some of which are beyond our control.

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

The SEC adopted final rules pursuant to the Dodd Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) regarding disclosure on potential conflict minerals that are necessary to the functionality or production of a product manufactured by a company that files reports with the SEC. Under the final rules, an issuer that mines conflict minerals, such as Randgold, is not deemed to be manufacturing or contracting to manufacture those minerals, unless the issuer also engages in manufacturing, whether directly or indirectly through contract. Though we are not subject to the disclosure requirements of the final rules, we may be called upon by other entities we contract with to provide information to them for their own supply-chain due diligence investigations. This may result in the increased cost of demonstrating compliance in connection with the sale of gold emanating from the DRC and its neighbors. The complexities of the gold supply chain, especially as they relate to ‘scrap’ or recycled gold, and the fragmented and often unregulated supply of artisanal and small-scale mined gold are such that there may be significant uncertainties at each stage in the chain as to the origin of the gold, and as a result of uncertainties in the process, the costs of due diligence and audit, or the reputational risks of defining their product or a constituent part as containing a ‘conflict mineral’ may be too burdensome for the buyers of our gold. Accordingly, they may decide to switch supply sources. This could have a material negative impact on the gold industry, our relationship with the buyers of our gold, and our financial results.

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

Establishing infrastructure for our development projects requires significant resources, identification of adequate sources of raw materials and supplies, and necessary cooperation from national and regional governments, none of which can be assured.

We may not pay dividends to shareholders in the future.

We paid our eighth dividend to ordinary shareholders in 2014. It is our policy to pay dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors, including capital expenditure. We cannot guarantee that dividends will be paid in the future.

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

We utilize information technology and communications systems, the failure of which could significantly impact our operations and business.

We are dependent upon information technology systems in the conduct of our operations. Our information technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Various measures have been implemented to manage our risks related to information technology systems and network disruptions. However, given the unpredictability of the timing, nature and scope of information technology disruptions, we could potentially be subject to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations.

We maintain global information technology and communication networks and applications to support our business activities. Information technology security processes may not prevent future malicious actions, denial-of-service attacks, or fraud, resulting in corruption of operating systems, theft of commercially sensitive data, misappropriation of funds and business and operational disruption. Material system breaches and failures could result in significant interruptions that could in turn affect our operating results and reputation.

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

In addition, we compete with other mining companies to attract and retain key executives, skilled labor, contractors and other employees. We also compete with other mining companies for specialized equipment, components and supplies necessary for exploration and development, as well as for rights to mine properties. If we are unable to continue to attract and retain skilled and experienced employees, obtain the services of skilled personnel and contractors or specialized equipment or supplies, or acquire additional rights to mine properties, our competitive position or results of operations could be adversely impacted.

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

We have an 80% controlling interest in Société des Mines de Loulo SA, or Loulo, through a series of transactions culminating in April 2001. In February 2004, we announced that we would develop a new mine at Loulo in western Mali. The Loulo mine commenced operations in October 2005 and mines the Gara (formerly Loulo 0) and Yalea deposits. In addition, the board agreed to proceed with the development of the underground mine and, after the award of the development contract, work commenced with the construction of the boxcut at the Yalea mine in August 2006. We accessed first ore at Yalea in April 2008 with full production beginning in 2010. We commenced development of Loulo’s second underground mine, Gara, and started mining in 2011. We discovered the Yalea deposit in 1997.

We have an 80% controlling interest in Gounkoto, which owns the Gounkoto mine. The Gounkoto mine commenced mining in January 2011 and processes its ore by way of a toll treatment agreement with the Loulo mine, in June 2011.

We have an 89% controlling interest in Tongon, which owns the Tongon mine. The Tongon mine commenced mining in April 2010 and first gold was produced in 2010.

In April 2004, Resolute Mining Limited, or Resolute, acquired the Syama mine from us. The agreement entered into in June 2004 between the parties provides for the payment of a production royalty by Resolute to us relating to Syama’s production equal to $10/oz on the first million ounces produced by Syama and $5/oz on the next 3Moz produced by Syama. This royalty payment is capped at $25.0 million. We received our first royalties in 2009. During 2014, quarterly royalty payments were received from Resolute throughout the year.

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

On October 15, 2009, we completed the acquisition of 50% of Moto Goldmines Limited (Moto Goldmines), in a joint venture with AngloGold Ashanti, which resulted in joint control of a 70% interest in the Kibali mine in the DRC. On December 22, 2009 we completed a further acquisition of a 20% interest, on behalf of the joint venture, from Société des Mines d’Or de Kilo-Moto SA (SOKIMO), the parastatal mining company of the DRC, resulting in an effective interest in the Kibali mine of 45%. The Kibali mine commenced mining in 2012 and first gold was produced in 2013.

During November 2009, we completed the sale of our Kiaka gold project to Volta Resources Inc., for CAD$4.0 million in cash and 20 million Volta Resources Inc. shares. During 2010, we sold 15.5 million Volta Resources Inc. shares for a net profit of $19.3 million. We had received CAD$4.0 million in full by the end of 2011.

Effective December 19, 2013, Volta Resources Inc. and B2 Gold Corp completed a Canadian law combination which resulted in Volta Resources Inc. becoming a wholly-owned subsidiary of B2 Gold Corp. As a result of this combination we received 898,003 shares in B2 Gold Corp in exchange for our Volta Resources Inc. shares.

We conduct our mining operations through:

•	a 50% joint venture interest in Morila Limited (which in turn owns an 80% interest in the Morila mine);

•	an 80% interest in Loulo;

•	an 80% interest in Gounkoto;

•	an 89% interest in Tongon; and

•	a 50% joint venture interest in Kibali (Jersey) Limited (which in turn indirectly owns a 90% interest in the Kibali mine).

We also have an 83.25% interest in the Massawa feasibility project.

Principal Capital Expenditure

Capital expenditure incurred for the year ended December 31, 2014 totaled $179.3 million compared to $303.1 million for the year ended December 31, 2013, and $272.2 million for the year ended December 31, 2012. Although lower than 2014, significant capital expenditure is forecasted to be incurred across the group during the year to support the planned continued growth in production, especially at Kibali, of approximately $280.0 million (100% of the project), and the ongoing development of the underground mines at Loulo, where total capital at the Loulo-Gounkoto complex is forecast at $155.0 million. Project and sustaining capital at Tongon, including completion of the flotation circuit upgrade, is estimated at $20.0 million, and $12.0 million will be spent at Morila (100% of the project), with Massawa capital expenditure estimated at $10.0 million. Consequently, total group capital expenditure for 2015 is expected to be approximately $330.0 million (including attributable share of joint ventures). The capital expenditure is projected to be financed out of internal funds.

Recent Developments

The Kibali gold mine in the DRC poured its first gold on September 24, 2013, ahead of the originally forecasted date for the fourth quarter of 2013 and the mine moved into commercial production on one mill stream during October 2013. The secondary crushing, flotation and concentrate handling circuits were completed in 2014. The first hydropower plant entered operation in 2014. A sophisticated paste backfill system was installed at the Yalea and Gara underground mines. The feasibility study into the viability of an underground mine below the Gounkoto pit was successfully completed at the end of 2014.

B. BUSINESS OVERVIEW

OVERVIEW

We engage in gold mining, exploration and related activities. Our activities are focused on West and Central Africa, some of the most promising areas for gold discovery in the world. In Mali, we have an 80% controlling interest in the Loulo mine through Loulo. The Loulo mine is currently mining from two underground mines. We also have an 80% controlling interest in the Gounkoto mine through Gounkoto. We own 50% of Morila Limited, which in turn owns 80% of Morila, the owner of the Morila mine in Mali. In addition, we own an effective 89% controlling interest in the Tongon mine located in the neighboring country of Côte d’Ivoire, which was commissioned in November 2010. We also own an effective 83.25% controlling interest in the Massawa project in Senegal where we completed a technical and financial study in December 2009. In 2009, we acquired an effective 45% interest in the Kibali mine, which is located in the DRC. Since that time we have updated the feasibility study and constructed the mine such that we commissioned the first mill stream in 2013 and commissioned the second mill stream in 2014. We also have exploration permits and licenses covering substantial areas in Côte d’Ivoire, DRC, Mali, and Senegal. At December 31, 2014, we declared proven and probable reserves of 15Moz attributable to our percentage ownership interests in Loulo, Morila, Tongon, Gounkoto, Massawa and Kibali.

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

Loulo

In February 2004, we announced that we would develop a new mine at Loulo in western Mali. In 2005, we commenced open pit mining operations at the Gara and Yalea pits. In 2010, an application was made to split the Loulo and Gounkoto permits. In 2011 mining ceased in the Gara open pit. In 2014, its ninth year of production, the Loulo mine produced 382,263 oz of gold at a total cash cost of $713/oz. We currently anticipate that mining at Loulo will continue through 2028.

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

The Yalea, Gara and Baboto grade and tonnage models were updated during 2014. This included additional infill drilling on the Gara and Yalea deposits, while infill reverse circulation (RC) drilling was completed on Baboto. The Yalea and Gara underground mines are now in full production and paste backfill plants at both mines have been commissioned and are operational.

The focus of exploration at Loulo is to continue to explore and discover additional orebodies within the Loulo permit.

Gounkoto

The Gounkoto mine is located approximately 25km south of Loulo’s plant. Following the completion of the feasibility study in 2010, construction of the mine commenced in late 2010.

In January 2011, mining commenced at Gounkoto. In June 2011, the Loulo plant started to treat Gounkoto ore. 2012 represented the first full year of production for Gounkoto. During 2014 a total of 1.7Mt of Gounkoto ore at a grade of 5.3g/t was fed to the Loulo plant and 256,957oz were produced at a total cash cost of $613/oz. We currently anticipate that mining at Gounkoto will continue through 2025.

The Gounkoto grade and tonnage model was updated during 2014 to include the additional drilling that was completed in 2014. The underground feasibility study on Gounkoto was successfully completed at the end of 2014. Work on the portal in the south of the pit is planned to start in 2018 with access to ore anticipated in 2019.

The focus of exploration at Gounkoto is to continue to explore and discover additional orebodies within the Gounkoto permit. The viability of an enlarged pit or an underground project beneath the current pit in the Jog Zone is currently being investigated.

Morila

In 1996, we discovered the Morila deposit, which we financed and developed and was our major gold producing asset through 2009. Morila’s total production for 2014 was 110,272oz at a cash cost of $1,143/oz. Consistent with the mine plan, Morila ceased open pit mining in April 2009 and is currently processing lower grade stockpiles. During 2010 a study of the reprocessing of the Morila Tailings Storage Facility (TSF) was completed and in 2011 a feasibility study on the viability of treating the TSF material, marginal ore and mineralized waste stockpiles was completed and approved by the board in January 2012. During 2012, a feasibility study on the viability of the Pit 4S pushback was completed, and approved by the board in January 2013. Closure of the operation was originally scheduled for 2013, but, together with the Pit 4S pushback and the tailings treatment projects, processing of the marginal ore and mineralized waste should extend its life to 2017.

Tongon

The Tongon mine is located within the Nielle exploitation permit in the north of Côte d’Ivoire, approximately 55km south of the border with Mali.

We commenced construction of the Tongon mine at the end of 2008, and commissioned the first stream in the fourth quarter of 2010, with first gold production being recorded. We completed and commissioned the second stream including secondary and tertiary crushing circuit and the sulfide circuit of the processing plant in 2011. Tongon has two main pits, South Zone (SZ) and the smaller North Zone (NZ). In 2014, we produced 227,103oz at a total cash cost of $872/oz. The Tongon mine has a remaining mine life of 7 years (to 2021) but has the potential to extend this with nearby discoveries and satellite pits.

The focus of exploration at Tongon is to evaluate near-mine targets with a 15km radius and Greenfield programs beyond the near-mine 15km radius.

Kibali

Our interest in the Kibali mine was acquired in 2009 following the acquisition of Moto Goldmines, in conjunction with AngloGold Ashanti, and the further acquisition of a 20% interest from Sokimo on behalf of the joint venture. The Kibali mine is located approximately 560km northeast of the city of Kisangani and 180km west of the Ugandan border town of Arua in the northeast of the DRC. We are managing the development and operation of the Kibali mine.

First gold production at the Kibali mine was recorded in the third quarter of 2013. In 2014, we produced 526,627oz at a total cash cost of $573/oz.

The Kibali mine is being developed in two phases. Phase 1, which includes the KCD open pit operation and processing plant, the mine infrastructure and the first of three hydropower stations was completed in December 2014. Phase 2 comprises the underground mine development and two additional hydropower stations. A key achievement in 2014 was the commissioning of the sulphide circuit and subsequent ramp up to design production level by the end of 2014. The mine is expected to operate through 2031.

The focus of exploration at Kibali is to evaluate extension to the known deposits, especially KCD where mineralization has been confirmed.

Exploration

We are exploring in four African countries (Mali, Senegal, Côte d’Ivoire and the DRC) with a portfolio of 115 targets on 12,213km2 of ground holding, of these 64 are satellite targets located near existing operations while 51 are potential stand-alone operations. We target profitable gold deposits that have the potential to host mineable gold reserves. Our business strategy of organic growth through exploration has been validated by our discovery and development track record, including the Morila mine, Loulo mine, Gounkoto mine, Tongon mine and the Kibali mine and the Massawa discovery.

In 2014, the exploration strategy and management system was thoroughly reviewed to ensure that the team was properly equipped and motivated. Consequently, there were a number of changes within the team, including a number of internal promotions. The group’s portfolio of mineral rights was expanded through the acquisition of new permits as well as additional joint ventures.

OWNERSHIP OF MINES AND SUBSIDIARIES

The Morila mine is owned by Morila, which in turn is owned 80% by Morila Limited and 20% by the State of Mali. Morila Limited is jointly owned by us and AngloGold Ashanti and the mine is controlled by a 50:50 joint venture management committee. Responsibility for the day-to-day operations rests with us.

The Loulo mine is owned by a Malian Company, Loulo, which is owned 80% by us and 20% by the State of Mali.

The Gounkoto mine is owned by a Malian company, Gounkoto, which is owned 80% by us and 20% by the State of Mali.

The Tongon mine is owned by an Ivorian company, Tongon, in which we have an 89% interest, the State of Côte d’Ivoire 10% and 1% is held by a local Ivorian company.

The Kibali mine is controlled by a 50:50 joint venture, between ourselves and AngloGold Ashanti, which holds an effective 90% interest in Kibali. The remaining 10% of the shares are held by SOKIMO, the parastatal mining company of DRC. We thus have an effective 45% interest in the Kibali mine. Our interest in this mine was acquired following the acquisition of Moto Goldmines, in conjunction with AngloGold Ashanti, and the further acquisition of a 20% interest from Sokimo on behalf of the joint venture.

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

The Morila, Loulo, Gounkoto, Tongon and Massawa open pit ore reserves were calculated by Mr. Shaun Gillespie, an officer of the company and competent person. The Kibali open pit ore reserves were calculated by Mr. Nicholas Coomson, an officer of the company and competent person, while the underground ore reserves were calculated by Mr. Tim Peters, an independent consultant and competent person. The Loulo underground ore reserves were calculated by Mr. Andrew Fox, an independent consultant and competent person. The Gounkoto underground ore reserves were calculated by Mr. Tim Peters, an independent consultant and competent person. All reserves were verified and approved by Mr. Rodney Quick, our Group General Manager of Evaluation and Lead Competent Person. Total reserves as of December 31, 2014 amounted to 201Mt at an average grade of 3.6g/t, for 24Moz of gold of which 15Moz are attributable to us.

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

The following table summarizes the declared reserves at our mines as of December 31, 2014:

	Proven Reserves			Probable Reserves			Total Reserves
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
Operation/Project[2]	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)

Morila[1]	0.02	4.0	0.003	13	0.7	0.3	13	0.7	0.3
Loulo[1]	2.2	1.8	0.1	31	4.8	4.7	33	4.6	4.9
Tongon[1]	7.1	2.2	0.5	23	2.4	1.7	30	2.3	2.2
Gounkoto[1]	4.4	3.8	0.5	18	4.6	2.6	22	4.4	3.2
Massawa[1]	-	-	-	21	3.1	2.0	21	3.1	2.0
Kibali[1]	5.4	1.8	0.3	78	4.3	11	83	4.1	11
Total	19	2.4	1.5	182	3.8	22	201	3.6	24

1.	Our attributable share of Morila is 40%, Loulo 80%, Gounkoto 80%, Tongon 89%, Massawa 83.25% and Kibali 45%. The figures stated above represent the 100% values.

2.	The reporting of ore reserves is in accordance with SEC Industry Guide 7. Open pit reserves are calculated at a weighted average cut off of 1.0g/t and within an $1,000/oz open pit designs except for Morila which are reported within a $1,300/oz pit design. Underground reserves are reported at a weighted average cutoff of 2.4g/t, calculated at $1,000/oz gold price. Dilution and ore loss are incorporated into the calculation of reserves. Addition of individual line items may not sum to sub totals because numbers are reported to the second significant digit.

At Loulo, Gounkoto, Kibali and Massawa open pit reserves, a 10% mining dilution at zero grade and an ore loss of 3% has been incorporated into the estimates of reserves and are reported as mill delivered tonnes and head grades. At the Tongon project a dilution of 13% at zero grade and an ore loss of 2% has been modeled for the Southern Zone and 10% dilution and 2% oreloss for the Northern Zone. Kibali underground dilution varies between 1% and 6.7% depending on stope design and ore loss of 3%. Metallurgical recovery factors have not been applied to the reserve figures since these are the estimates of the material to be delivered to the mill. Operating costs, metallurgical recovery, royalties, dilution and ore loss factors are used to determine the cut off grade at which to report ore reserves. The weighted average metallurgical recovery factors used are 60.5% for the Morila mine, 93.5% for the Loulo open pit material and 91.6% for Loulo underground material, 87.5% for the Tongon mine, 91.8% for the Gounkoto underground material, 89% for the Massawa open pit material and 87.9% for the Kibali mine.

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

In 2014, gold sales totaled $799.7 million for the year. Total royalties paid to the state amounted to $47.9 million and cash operating costs totaled $376.8 million, resulting in profit from mining activities of $375.3 million. Gounkoto’s corporate tax holiday ended in June 2013, which contributed to the group’s higher overall tax charge of $81.9 million in 2014 compared to $76.7 million in 2013.

Capital expenditure amounted to $142.6 million at the Loulo-Gounkoto complex spent primarily on the underground development, backfill project, the plant upgrade (including four carbon-in-leach (CIL) tanks), the power plant expansion and the completion of the Gounkoto infrastructure together with work undertaken on the underground feasibility study.

Production results for the 12 months ended December 31,	2014	2013

MINING
Tonnes mined (000)	27,025	33,188
Ore tonnes mined (000)	4,539	5,165
MILLING
Tonnes processed (000)	4,396	4,463
Head grade milled (g/t)	5.0	4.6
Recovery (%)	90.2	88.4
Ounces produced	639,219	580,364
Ounces sold	631,124	587,550
Average price received ($/oz)	1,267	1,376
Cash operating costs[1] ($/oz)	597	621
Total cash costs[1] ($/oz)	672	704
Gold on hand at period end[2] ($000)	9,708	–
Profit from mining activity[1] ($000)	375,293	394,633
Gold sales[1] ($000)	799,718	808,311

1.	Refer to explanation of non-GAAP measures provided in the section “Non-GAAP Measures” above.
2.	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

Mining and Operations

Gold production at Loulo increased 24% year on year to 382,263oz while the head grade milled increased 9% to 4.9g/t, in line with the plan. The increase in ounces, together with a higher recovery of 90.1%, resulted in a decrease in total cash costs to $713/oz.

Gold sales amounted to $475.9 million resulting in profit from mining activities (before interest, tax and depreciation) of $207.5 million.

Capital expenditure for the year of $142.6 million included the continued development of the Yalea and Gara underground mines as well as the construction of the Yalea and Gara paste backfill plants. Expenditure also covered the installation of an additional secondary crusher to improve availability of the crushing circuit, and expansion of the power generating station with the addition of two medium speed CM32 generators (7MW), capable of operating on cheaper heavy fuel oil (HFO).

The Yalea and Gara underground mines are now in full production and paste backfill plants at both mines have been commissioned and are operational. During 2014, 16,432 development meters were completed and 2,699kt of ore at 5.3g/t was hoisted to surface. In line with plan, development meters decreased during the course of the year as backfill production increased.

Ventilation in the mines was considerably improved, with two additional primary ventilation shafts at Yalea and one at Gara completed in 2014.

Following a review of the underground mining activities, the mine has taken a decision to take over the mining and development activities that were previously managed by the underground mining contractor. Consequently, the mine is working with the contractor to agree to an orderly change over which is expected to be completed over the course of 2015. The mine is reviewing its operating and capital expenditure estimates to incorporate this change, which will be updated in due course.

Production results for the 12 months ended December 31,	2014	2013

MINING
Tonnes mined (000)	2,819	4,251
Ore tonnes mined (000)	2,699	2,541
MILLING
Tonnes processed (000)	2,711	2,432
Head grade milled (g/t)	4.9	4.5
Recovery (%)	90.1	88.0
Ounces produced	382,263	308,420
Ounces sold	376,490	312,748
Average price received ($/oz)	1,264	1,397
Cash operating costs[1] ($/oz)	637	692
Total cash costs[1] ($/oz)	713	776
Gold on hand at period end[2] ($000)	6,922	–
Profit from mining activity[1] ($000)	207,496	194,190
Gold sales[1] ($000)	475,861	436,950

Randgold owns 80% of Loulo with the State of Mali owning 20%. The State's share is not a free carried interest. Randgold has funded the State portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid. Randgold consolidates 100% of Loulo and show the non-controlling interest separately.

1.	Refer to explanation of non-GAAP measures provided in the section “Non-GAAP Measures” above.
2.	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Ore Reserves

								Attributable
		Tonnes		Grade		Gold		gold[2]
								(Moz)	(Moz)
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(80%)	(80%)
at December 31	Category	2014	2013	2014	2013	2014	2013	2014	2013

Ore reserves[1]
☐ Stockpiles	Proven	2.2	2.2	1.8	1.9	0.1	0.1	0.1	0.1
☐ Open pits	Proven	–	–	–	–	–	–	–	–
	Probable	4.2	2.9	2.5	2.9	0.3	0.3	0.3	0.2
☐ Underground	Probable	27	29	5.1	5.3	4.4	4.9	3.5	3.9
TOTAL ORE RESERVES	Proven and probable	33	34	4.6	4.9	4.9	5.3	3.9	4.2

1.	Open pit ore reserves are reported at a gold price of $1,000/oz and an average cut-off of 1.1g/t and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr. Shaun Gillespie, an officer of the company and competent person. Underground ore reserves are reported at a gold price of $1,000/oz and a cut-off of 2.5g/t for Yalea underground and 2.2g/t for Gara underground, and include dilution and ore loss factors. Underground ore reserves were calculated by Mr. Andrew Fox, an independent consultant and competent person. Addition of individual line items may not sum to sub totals because of numbers being reported to second significant digit.

2.	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 80% interest in Loulo.

Processing Plant and Engineering

A total of 4,396kt (including 1,686kt from Gounkoto) at 5.0g/t was treated and milled, compared to 4,463kt at 4.6g/t in 2013.

Overall gold recovery and plant utilization for the year were 90.2% and 91.7% respectively. While recovery increased year on year, it was still slightly below target. Given the capital projects undertaken during the year, including the upgrade of the oxygen plant and the new REA-400 generator installed in the CIL process section, gold recovery is expected to improve further in the year ahead.

The plant feed contribution for the year was 61% from Loulo (28% Gara underground, 33% Yalea underground) and 39% from Gounkoto in line with the 60:40 plan to balance the mines’ respective reserves.

In the metallurgical plant, the availability of the mills and crusher was 93.2% (2013: 93.9%) and 88.9% (2013: 89.3%) respectively. Mill availability was impacted by the replacement of the secondary drive and motor as well as the installation of the new upgraded cyclone pumps. However, crusher availability was sustained during the year due to the commissioning of another secondary crusher unit at the plant.

The power plant produced a total of 287.7GWh of electricity (2013: 258.3GWh), an 11% increase mainly reflecting the increased underground demand and usage including the paste backfill plants and primary ventilation upgrades.

Power stability and management systems are planned to be implemented over the next two years to manage the increases in load and capacity. Ten medium speed generators can now run on cheaper HFO which together with the lower diesel price towards the end of the year contributed to a significant improvement in power costs during the fourth quarter.

GOUNKOTO

Mining at Gounkoto started in January 2011, although first ore was fed to the Loulo plant in June 2011 and 2012 represented the first full year of production from the mine. Total material mined during 2014 was 24.2Mt compared to 28.9Mt in 2013.

Production results for the 12 months ended December 31,	2014	2013

MINING
Tonnes mined (000)	24,206	28,936
Ore tonnes mined (000)	1,841	2,624
MILLING
Tonnes processed (000)	1,686	2,032
Head grade milled (g/t)	5.3	4.7
Recovery (%)	90.2	88.8
Ounces produced	256,957	271,943
Ounces sold	254,634	274,802
Average price received ($/oz)	1,272	1,351
Cash operating costs[1] ($/oz)	537	541
Total cash costs[1] ($/oz)	613	622
Gold on hand at period end[2] ($000)	2,786	–
Profit from mining activity[1] ($000)	167,797	200,444
Gold sales[1] ($000)	323,857	371,361

Randgold owns 80% of Gounkoto with the State of Mali owning 20%. Randgold consolidates 100% of Gounkoto and show the non-controlling interest separately.

1.	Refer to explanation of non-GAAP measures provided in the section “Non-GAAP Measures” above.
2.	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Mining and Operations

Gounkoto produced 256,957oz of gold, 6% fewer than the previous year in line with the plan to balance production from Loulo and Gounkoto according to their reserves. Tonnes processed decreased during the year but head grade milled increased by 13% to 5.3g/t, in line with the mining plan. Improved recovery at 90.2%, together with the increase in head grade milled, resulted in a decrease in total cash costs to $613/oz.

Gold sales amounted to $323.9 million resulting in profit from mining activities (before interest, tax and depreciation) of $167.8 million. Capital expenditure totaled to $8.7 million, most of which was related to the underground feasibility study and exploration.

During the year, Gounkoto paid a total of $50.6 million in dividends to its shareholders.

A total of 24.2Mt was mined, including 1.8Mt of ore at an average grade of 5.3g/ t, compared to 28.9Mt including 2.6Mt of ore at 4.7g/t in 2013. The increase in grade reflects the current improved grade profile in the pit. The strip ratio was 12.2 in 2014 compared to 10.0 in 2013, higher than the life of mine (LoM) strip ratio of 10.2. A total of 1,686kt of ore was fed from Gounkoto to the Loulo plant at an average head grade of 5.3g/t compared to 2,032kt of ore at 4.7g/t in 2013.

Gounkoto Underground Project

The underground feasibility study on Gounkoto was completed at the end of the year. Work on the portal in the south of the pit is planned to start in 2018 with access of ore anticipated in 2019. A ramp up in stoping is scheduled for 2020, as the mining in the south of the pit comes to an end. The mining method proposed comprises longhole open stoping with backfill to support a 60 to 70ktpm operation.

Capital expenditure has been minimized by the following:

•	Ore handling method to be decline and truck with no underground crushing, alleviating the need for expensive capital excavations and underground engineering;

•	Portal position to be located in the south of the pit to ensure a straight decline route to the top of the ore, reducing the requirement for spiral declines;

•	Ventilation raised to hole into the open pit with preparation of the holing positions during the pit development; and

•	Backfill to be a combination of CAF and cemented rock fill (CRF) by using batching and CAF facilities available at Loulo, which will be transferred to Gounkoto.

An economic assessment on the financial viability of the Gounkoto project underground reserve has been carried out based on the parameters summarized below:

•	Total ore mined of 4.7Mt containing 0.9Moz of gold at an average grade of 6g/t;

•	Average mining costs of $83.84/ore tonne delivered to the Gounkoto RoM pad;

•	Average crush and haul costs of $5.90/t ore;

•	Average mill throughput of 657,000t per year to be treated at the Loulo plant over eight years of production;

•	Average plant processing costs of $20.60/ore tonne;

•	G&A cost at $9.30/ore tonne processed over LoM, including engineering services costs; and

•	Capital cost of $137.5 million, including underground development, surface capital, sustaining capital and project management.

A financial model using a $1,000/oz gold price together with a 30% tax rate and 6% royalty, produced a nine year project with a total after tax cashflow of $107 million and an internal rate of return of 31%.

Integrating the Gounkoto underground mine schedule into that of Loulo-Gounkoto should enable the complex to produce over 600,000oz per year until 2024 on current reserves. This excludes further opportunities currently being explored to expand the mineralized material at the three principal orebodies of Yalea, Gara and Gounkoto.

Ore Reserves

								Attributable
		Tonnes		Grade		Gold		gold[2]
								(Moz)	(Moz)
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(80%)	(80%)
at December 31	Category	2014	2013	2014	2013	2014	2013	2014	2013

Ore reserves[1]
☐ Stockpiles	Proven	1.7	1.5	1.9	2.4	0.1	0.1	0.08	0.09
☐ Open pits	Proven	2.7	0.4	4.9	2.5	0.4	0.03	0.3	0.03
	Probable	13	15	4.0	4.5	1.7	2.1	1.4	1.7
☐ Underground	Provable	4.7	—	6.0	—	0.9	—	0.7	—
TOTAL ORE RESERVES[1]	Proven and Probable	22	17	4.4	4.3	3.2	2.3	2.5	1.8

1.	Open pit ore reserves are reported at a gold price of $1,000/oz and 1.3g/t cut-off and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr. Shaun Gillespie, an officer of the company and competent person. Underground ore reserves are reported at a gold price of $1,000/oz and 3g/t cut-off and include dilution and ore loss factors. Underground ore reserves were calculated by Mr Tim Peters, an independent consultant and a competent person. Addition of individual line items may not sum to sub totals because of reporting to the second significant digit.
2.	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 80% interest in Gounkoto.

Health, safety and the environment

Loulo

The Lost Time Injury Frequency Rate (LTIFR) decreased from 0.82 per million hours worked in 2013 to 0.62 in 2014. The safety management system was fully implemented as per OHSAS 18001 requirements and recertified during the year.

Counseling and voluntary testing (VCT) of 924 volunteers for HIV was conducted with a positivity rate of 1.08%, 42% lower than in 2013.

The Malaria incidence rate (MIR) of 33.6% was down 1% on the previous year.

An Ebola prevention policy, which includes an implementation plan, was developed and, following the confirmed case of the virus in Mali, further control measures were introduced together with Randgold’s other West African operations as part of an industry-wide private initiative in partnership with state and regional health authorities. Mali was officially declared Ebola-free at the beginning of 2015 by the United Nations Mission for Ebola Emergency Response.

The mine retained its environmental management system (EMS) certification for ISO 14001 following the recertification audit during the year, while management reviews and inspections were also undertaken. A water balance action plan was implemented to optimize existing water usage in the circuit.

Completion of the sludge treatment plant at Gara in the first quarter of 2015 will support further water saving initiatives. In terms of biodiversity actions, 3.8ha of land were cleared and 5ha rehabilitated during the year while 6 478 trees were planted in partnership with the Kenieba forestry department.

Gounkoto

As in 2013, no LTIs were recorded during the year. Consequently the LTI frequency rate was zero and the mine achieved over 5 million LTI free hours. Compared to the previous year, the MIR decreased by 7% to 51.3%. VCT of 315 volunteers for HIV was conducted resulting in a positivity rate of 0.32%, a 56% decrease from 2013.

An Ebola prevention policy was developed with a response and implementation plan in conjunction with Randgold’s other West African operations as part of an industry-wide private initiative in partnership with state and regional health authorities.

The OHSAS 18001 surveillance audit was successfully completed and the mine retained its certification. The mine retained its environmental management system certification to ISO 14001 following the surveillance audit carried out. A management review forum was held where 32 environmental inspections were undertaken to ensure continued improvement.

Human Resources

Loulo

The operational labor complement at Loulo comprises 945 personnel (excluding persons employed by contractors and temporary laborers) of which 93% are Malians. The increase in nationals and the decrease in expatriate staff are mainly due to the localization program implemented in collaboration with all contractors to increase the number of national workers. The program included the underground mining, capital projects, engineering and procurement departments. Total manpower decreased during 2014 as most capital project activities reached completion.

Industrial relations at mine level were stable during the year. Although both the UNTM and SECNAMI unions called for national strikes in October 2014 and November 2014 respectively, these strikes did not affect any of our mines in Mali.

The personnel representatives received capacity building training in their key company roles, including workplace conflict resolution and social dialogue. During 2014, union representatives from Tongon made a benchmark visit to the Loulo site.

Gounkoto

Operational employees decreased to 151, excluding contractors, after a rightsizing exercise was undertaken at Gounkoto’s opencast mining operation. Similar reductions were also made with respect to contractors. The total mine operational complement is now 1,013, including persons employed by contractors.

Industrial relations were stable at the mine during the course of the year. Training of senior staff and union representatives was undertaken to increase awareness of compulsory health insurance. Union representatives from Tongon made a benchmark visit to the Gounkoto site.

	2014			2013
At December 31
	Expats	Nationals	Total	Expats	Nationals	Total

Loulo
Employees	68	877	945	82	865	947
Contractors	133	1,783	1,916	158	2,128	2,286
Total Loulo	201	2,660	2,861	240	2,993	3,233
Gounkoto
Employees	7	144	151	6	157	163
Contractors	28	834	862	24	1,057	1,081
Total Gounkoto	35	978	1,013	30	1,214	1,244

Exploration

At Loulo, drilling confirmed strong mineralization at the margins of the Yalea and Gara orebodies with exploration drillholes highlighting significant potential up to 400m from the existing block models as part of a broader conversion program. Greenfields exploration continued to generate targets across the Loulo permit and a gradient array survey was carried out to add a new layer of data for new target generation. Work on a number of targets, including Waraba, Gara South and Yalea Ridge South, resulted in their removal from the resource triangle.

At Gounkoto, drilling during 2014 delivered 4.69Mt at 6.0g/t for 910,000 reserve ounces in the underground feasibility study. Drill results around the underground project also highlighted considerable potential for additional underground mineralized material which will be further evaluated in 2015. Exploration across the Gounkoto permit continued to generate new models and targets. During the year, work on the targets of Sahnou, Djiguibah and Findogoleh and the follow-up target of Toronto confirmed only limited potential for mineralization and they were removed from the resource triangle.

MORILA

The Morila mine is situated 280km south-east of Bamako, the capital of Mali. The Morila mine is owned by a Malian company, Morila, which in turn is owned 80% by Morila Limited and 20% by the State of Mali. Morila Limited is jointly owned by ourselves and AngloGold Ashanti Limited and the mine is controlled by a 50:50 joint venture management committee. Responsibility for the day-to-day operations rests with us. Under its stewardship the mine was successfully converted from open pit mining to a stockpile treatment operation during 2009.

Closure of operations at Morila was originally scheduled for 2013 but, together with the Pit 4S pushback and the tailings treatment projects, processing of the marginal ore and mineralized waste should extend its life to 2017.

Operations

2014 gold production of 110,272oz was 22% down on the prior year due to lower grade ore milled and lower throughput as the mine progressed through remaining stockpiles. The reduction in throughput resulted from the planned change in the milling configuration with the shutdown of the SAG mill in July 2013.

Production results for the 12 months ended December 31,	2014	2013

Mining
Tonnes mined (000)	18,405	6,803
Ore tonnes mined (000)	1,035	—
Milling
Tonnes processed (000)	3,242	3,576
Head grade milled (g/t)	1.2	1.4
Recovery (%)	89.8	91.3
Ounces produced	110,272	141,822
Ounces sold	110,272	141,822
Average price received ($/oz)	1,258	1,408
Cash operating costs[1] ($/oz)	1,109	679
Total cash costs[1] ($/oz)	1,143	763
Profit from mining activity[1] ($000)	12,631	91,418
Attributable (40%)
Gold sales[1] ($000)	55,489	79,870
Ounces produced	44,109	56,729
Ounces sold	44,109	56,729
Gold on hand at period end[2] ($000)	—	—
Profit from mining activity[1] ($000)	5,052	36,567

Randgold owns 40% of Morila with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.

1.	Refer to explanation of non-GAAP measures provided in the section “Non-GAAP Measures” above.
2.	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Ore Reserves

Marginal stockpiles and open pit material along with the higher grade portion of the TSF are reported in ore reserves and form the bulk of the feed for the current life of mine plan.

								Attributable
		Tonnes		Grade		Gold		gold[2]
								(Moz)	(Moz)
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	40%	40%
at December 31	Category	2014	2013	2014	2013	2014	2013	2014	2013
Ore reserves[1]

☐ Stockpiles	Proven	0.02	—	4.0	—	0.003	—	0.001	—
	Probable	—	0.6	—	1.0	—	0.02	—	0.01
☐ Open pit	Probable	0.6	0.9	3.0	2.9	0.06	0.08	0.02	0.03
☐ TSF	Probable	12	13	0.5	0.5	0.2	0.2	0.08	0.09
TOTAL ORE RESERVES[1]	Proven and probable	13	14	0.7	0.7	0.3	0.3	0.1	0.1

1.	Open pit ore reserves are located within the $1,300/oz pit shell, but reported at $1,000/oz cut-off grade of 0.9g/t. Stockpile orel reserves are reported at a $1,000/oz cut-off grade of 0.9g/t. TSF ore reserves are reported at a $1,000/oz cut-off grade of 0.5g/t. Ore reserves were calculated by Mr. Shaun Gillespie, an officer of the company and competent person.
2.	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 40% interest in the Morila gold mine.

Processing

In 2014, the throughput rate decreased to 402tph from 436tph in 2013, after taking the SAG mill offline in July 2013, as per the business plan. The milling and crushing circuits were reconfigured along with an upgraded three stage crushing plant. The current oxygenation plant production is sustaining the recovery rate despite the lower grade ore processed. The installation of a new oxygen unit including the Aachen reactors, designed to improve recovery rates as well as cyanide consumption during the TSF treatment, is expected to be completed early in 2015.

An incinerator has been ordered and will also be installed. This will be used as part of a project to recover gold from stockpiled fine carbon which is planned to start in 2015.

Engineering

Engineering availability for the year was 80.3% for crushing and 94.2% for milling, slightly below plan. The vertical vibration of the ball mill gearbox increased between 10.83mm/s and 12.28mm/s depending on the load. The spare drive was rebuilt and ready for use in November 2014 but a decision was taken to continue to run the mill until the end of the year while managing and monitoring vibrations.

Total power consumption of 101.9GWh was 20% lower than the prior year and generated at an efficiency of 0.238l/kWh, resulting in a total power cost of $0.303/kWh (2013: $0.284/kWh).

Pit 4S pushback project

During 2014, the pit 4S pushback mining operation continued with waste stripping and ore mining. Waste was hauled and dumped in both Pit4N and Pit5, the designated in-pit dumping areas, while ore was fed to the plant. Tonnes mined of 18.4Mt was 8% above plan. This included 1.0Mt at 2.26g/t of ore and 17.4Mt of waste material. Ore grade mined was lower than plan due to the low grade gains achieved during the year and the inability to achieve the plan in the final quarter of the year due to flooding of the pit. This, however, will result in more ore being available for mining in the first quarter of 2015.

TSF Project

In 2014, the TSF project model and feasibility study were updated to reflect a selective mining approach. A mining schedule, using a gold price of $1,000/oz, was produced by Fraser Alexander, the specialist TSF contractors, who envisage that the main mining and processing of the TSF will start in October 2015 and end in the third quarter of 2017.

The plan includes:

•	44.1Mt at 0.24g/t of very low grade material stripped and pumped directly into the pit; and

•	11.9Mt at 0.53g/t (204koz) of higher grade material mined and processed through the plant, with the tailings also being deposited in the pit.

It is envisaged that all the TSF material will ultimately be reclaimed and deposited in the pit, reducing the long term environmental impact and liability. The civil work relating to the decapping and sluicing station, as well as the water tank, was completed in December 2014. A total of 750kt of TSF material at 0.48g/t from the TSF wall B was mined and fed to the plant during 2014.

Agribusiness

As per the mine closure strategy, Morila is continuing to establish a viable agricenter by 2017.

This aims to:

•	Provide an alternative income source to former mineworkers and the surrounding communities;

•	Contribute towards ensuring food security in the community and the country;

•	Promote local economic development; and

•	Improve the community’s economic welfare.

The poultry project comprises 7,000 laying chickens in a facility which has the capacity to house 10,000 chickens. Six new fish ponds have been constructed to breed tilapia in addition to the seven existing tilapia ponds. One test floating cage has been installed in the Morila fresh water dam and an additional 11 floating cages are planned.

This focus is on:

•	Expanding the current poultry project;

•	Expanding the current fish project;

•	Expanding the current mango project;

•	Establishing a honey producing unit with a partner;

•	Establishing a juice/pulp producing unit with a partner;

•	Investigating the possibility of ecotourism with a partner;

•	Establishing greenhouse tomato production with a partner; and

•	Improving community food production.

Health, safety and the environment

During the year the mine was recertified in accordance with OHSAS 18001 requirements. Three LTIs were recorded and the LTIFR was 1.11 compared to 0.49 in 2013. The MIR increased slightly during the year to 26.25% compared to 23.49% in the prior year, but was still well contained. Morila health workers joined other Randgold operations in managing the Ebola virus threat during the latter part of the year.

Morila’s environmental management system successfully completed its ISO 14001 annual surveillance assessment. The conformity assessment found that the mine’s EMS is being implemented effectively and that there is a clear and extensive evidence of continual improvement in the mine’s pollution prevention and environment management programs.

The mine closure plan was updated in November 2014 to meet the requirements of the government and the communities and to prevent or minimize any adverse long term environmental impact while creating a self-sustaining natural ecosystem.

Human resources

Total manpower recorded at the end of the year was 1,280 (including 978 persons employed by contractors) of which 99% are Malian. The growth in manpower from year to year relates primarily to the mining contractor and the pit pushback project. During the year the industrial relations climate was stable. Several training and employee capacity building activities took place.

	2014			2013
At December 31
	Expats	Nationals	Total	Expats	Nationals	Total

Employees	7	295	302	10	387	397
Contractors	11	967	978	11	760	771
Total	18	1,262	1,280	21	1,147	1,168

Tongon

The Tongon mine is located within the Nielle exploration permit in the north of Côte d’lvoire, 55km south of the border with Mali. The Tongon mine is owned by an Ivorian company, Tongon, of which Randgold has an 89% interest, the government of Côte d’lvoire 10% and 1% is held by a local company. Tongon is an open pit mining operation and employs the four standard mining practices of drill, blast, load and haul.

Operations

The mine produced 227,103oz of gold in 2014, 3% less than the prior year as a result of the lower head grade milled, despite a 3% improvement in mill throughput and a 1% improvement in recovery. The mine successfully completed the hydrocone crushing circuit upgrade in the fourth quarter following repeated breakdowns due to mechanical deficiencies of the vibrocone crushers.

The mine also continued to engineer out key process deficiencies and improve operator skills and plant maintenance. The electricity grid supply issues which challenged the mine in previous years were resolved, resulting in a grid to generated power ratio of 97:3 in the fourth quarter. By year end the mine had completed Phase 1 of the flotation circuit upgrade, designed to increase recoveries into the upper 80s percentile, and is forecasting completion of the full project by the end of the first quarter of 2015.

Gold sales amounted to $287.0 million at a total cash cost of $872/oz, resulting in a profit from mining activity (before interest, tax and depreciation) of $89.0 million.

Capital expenditure for the year totaled $19.2 million, which related primarily to the crusher and flotation circuit upgrades.

Mining and production

Mining continued in the SZ pit where development was based mainly on hard ore mining to supply the plant. As in 2014, mining activities for 2015 will focus primarily on the SZ pit although mining of both ore and waste in the NZ pit will start to ramp up from the second quarter of 2015. The LoM schedule is broadly categorized as follows:

•	Mining in SZ pit, which started in 2010, will continue to 2019 to the final pit bottom;

•	Mining in the NZ pit, started in 2011, will start ramping up in the second quarter of 2015 - consisting mainly of waste stripping. Mining will, however, be suspended during the rainy season and start again in the fourth quarter of 2015 with an increasing proportion of ore being mined. Ore mining will continue to 2020; and

•	SZ and NZ satellite pits have been introduced into the plan and the SZ oxide pit will be mined from 2016 and the NZ east pit from 2019.

Total material mined in 2014 at 26.1Mt, was 4% below the prior year. Total ore mined at 3,566kt was 13% below the previous year, mainly as a result of difficulties experienced in mining multiple thin orebody sections, predominantly found in the SZ pit, and controlling dilution. The strip ratio for the year of 6.3 was up 11% on the prior year, in line with the LoM plan. SZ pit mining activity centered on hard rock mining (ore and waste) with an oxide/saprolite pushback which started in the second quarter of 2014 in the northern side of the pit.

Mining production improved in the second quarter, reducing in the rainy season in the third quarter as per plan and picking up once more in the fourth quarter. Groundwater and surface water management received continued attention and was well controlled during the year. The SZ pit 260RL stage pumping installation, including pipes and tanks, was completed in the third quarter of 2014.

Preparation for the 2015 rainy season will start in the first quarter of 2015, with deep sumps being developed in the northern and southern parts of the SZ pit. In the NZ pit, eight borehole pumps were installed in the perimeter of the pit together with an upgrade of the in-pit dewatering system. Dewatering forms an integral part of the mining strategy in Tongon as the pit lies in the catchment area of the old river system and is downstream of the water storage dam.

Mining schedules and plans are developed with a view to ensuring two low spots (sumps) in the pit at any time in the mining cycle, to allow mining to take place in dry ground while the water is pumped away in the sumps.

Production results for the 12 months ended December 31,	2014	2013

Mining
Tonnes mined (000)	26,126	27,237
Ore tonnes mined (000)	3,566	4,081
Milling
Tonnes processed (000)	3,984	3,866
Head grade milled (g/t)	2.3	2.4
Recovery (%)	78.0	77.0
Ounces produced	227,103	223,591
Ounces sold	227,103	236,279
Average price received ($/oz)	1,264	1,394
Cash operating costs[1] ($/oz)	834	786
Total cash costs[1] ($/oz)	872	828
Gold on hand at period end[2]	-	-
Profit from mining activity[1] ($000)	88,963	133,907
Gold sales[1] ($000)	287,026	329,448

Randgold owns 89% of Tongon with the State of Côte d’lvoire and outside shareholders owning 10% and 1% respectively. Randgold funded all the investments in Tongon by way of shareholder loans and therefore control 100% of the cash flows from Tongon until the shareholder loans are repaid. Randgold consolidates 100% of Tongon and show the non-controlling interest separately.

1.	Refer to explanation of non-GAAP measures provided in the section “Non-GAAP Measures” above.

2.	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Ore Reserves

								Attributable
		Tonnes		Grade		Gold		gold[2]
								(Moz)	(Moz)
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(89%)	(89%)
at December 31	Category	2014	2013	2014	2013	2014	2013	2014	2013

Ore reserves[1]
☐ Stockpiles	Proven	3.0	3.3	1.3	1.4	0.1	0.2	0.1	0.1
☐ Open pits	Proven	4.2	-	2.8	-	0.4	-	0.3	-
	Probable	23	28	2.4	2.3	1.7	2.1	1.5	1.8
TOTAL ORE RESERVES[1]	Proven and probable	30	31	2.3	2.2	2.2	2.2	2.0	2.0

1.	Open pit ore reserves are reported at a gold price of $1,000/oz and 0.8g/t cut-off and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr. Shaun Gillespie, an officer of the Company and competent person. Addition of individual line items may not sum to sub totals because of reporting to second significant digit.
2.	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 89% interest in Tongon.

Processing

Year on year mill availability and throughput increased by 1% and 3% respectively with 3,984kt of fresh sulphide ore being treated in 2014.

The change-out of the old hydrocone crushers to vibrocone crushers was completed in the first quarter of 2014 as planned. Although the vibrocone crushers delivered an improvement in crusher throughput and fineness of crushed product, this improvement could not be sustained due to repeated mechanical failures. Consequently, it was agreed with the supplier to replace the vibrocone crushers with upgraded hydrocone crushers within a new circuit configuration, which was completed in the fourth quarter of 2014.

The mine is currently optimizing the new crushing circuit installation and is expecting to ramp up mill tonnage throughput to 4.3mtpa in 2015 with an eventual target of 4.8mtpa. Year on year, gold recovery improved by 1% to 78%, and by the fourth quarter of 2014, had improved to 80%, mainly as a result of improving and sustaining the existing flash flotation concentrate mass pull and its treatment, while sustaining previous improvements and gains made in operating parameters and management of the process plant. Despite the increase in mill throughput and recovery, gold production decreased by 3% year on year to 227,103oz due to the lower head grade milled.

The strategy for increasing gold production is to improve mill throughput and gold recovery. The first 2% gain in recovery has been achieved by optimizing most aspects of the existing recovery circuit. The next recovery gain, to the targeted upper 80s percentile, requires the installation of a rougher flotation plant with upgraded ultrafine grinding facilities.

Gold and arsenopyrite deportment studies of the Tongon plant feed have confirmed that a rougher flotation circuit together with ultrafine grinding facilities will effectively recover arsenopyrite associated gold thus increasing overall gold recovery to the original feasibility specifications.

Phase 1 of the new flotation circuit was completed in the fourth quarter of 2014 and consists of one rougher cell, dewatering cyclones and related pumping and control facilities. The final phase of the flotation installation and additional ultrafine grinding capacity is scheduled for completion by the end of the first quarter of 2015.

Engineering and power supply

Overall mill availability for 2014 was 91.4%, an improvement of 1% on 2013 and 14% on 2012.

Continued engineering improvements and uplifting of local workforce skills contributed positively to the overall increase in engineering mechanical availability and subsequent overall mill availability improvement. This positive trend in plant availability was attributable to more efficient planned maintenance, less controllable downtime stemming from mechanical failures in the milling circuit and improved power management.

Improved maintenance of key recovery related equipment, such as regeneration kilns, acid wash pumps and the elution circuit, also contributed to the overall recovery improvement. Power supply management and stability improved during 2014, and in the fourth quarter the targeted 97:3 ratio of grid and generated power was achieved, with power supply costs reaching an all-time low.

Regarding the national grid supply, critical repairs and maintenance work was carried out at the AZITO power plant in the second quarter and the third quarter of 2014, following the failure of a turbine and transformer which resulted in a national grid reduction of 300MW. The mainline transformer situated at Man was also replaced. Lower grid availability was absorbed by increased usage of generated power.

The close cooperation between the CIE national supply authority and Tongon mine was enhanced during the year to ensure effective utilization and smooth synchronization during extended power outage periods and to improve power stability and reduce the effect of outages. The completion of the 225kV ringline passing from Leboa to Ferkessedougou is a high priority and the replacement of the Leboa transformer and powerline is scheduled for completion by the end of 2015.

The power generation plant achieved overall mechanical and electrical availability of 96% in 2014. Power demand consumption from the grid increased from 18.7MW to an average 21.8MW for the year. Total mine consumption increased in line with the raised operational availability and utilization and an increase in the number of process units demanding power as new projects were installed during the year. The cost of power at $0.099/kWh was down by 24% on 2013 and by 48% on 2012.

Health, safety and the environment

Continued focus on effective occupational health and safety management paid dividends and enabled the mine to achieve 401 days without a LTI, equivalent to 5,030,453 LTI free hours. Attention to safety remains a priority and the workforce continues to conduct risk assessments prior to starting each task. The LTIFR decreased from 0.45 in December 2013 to nil in December 2014. Tongon mine maintained its OHSAS 18001 accreditation.

The mine introduced and set up an Ebola awareness and preparedness campaign together with Randgold’s other West African operations as part of an industry-wide private initiative in partnership with state and regional health authorities.

The mine continued with the implementation and maintenance of malaria control programs which resulted in the number of malaria cases reducing 17% year on year and a consequent decrease in the MIR by 16% from 2013.

Tongon mine maintained its ISO 14001 accreditation. One Class 1 environmental incident occurred two weeks before year end when a ruptured tailings pipeline caused process water to leave the mine perimeter along a stream causeway. The mine responded effectively and the environmental impact was assessed as negligible to zero.

Human resources

The operational labor complement for Tongon comprises 449 personnel, excluding persons employed by contractors and temporary laborers. Of this, 95% are Ivoirians. All recruitment has been based on the company’s policy of giving preference to nationals of its host countries. Locally the policy of spreading recruitment between the villages, according to agreed percentages, has been applied. To date, 75% of the operational labor is from local villages. This same recruitment approach has been applied to all operational contractors.

Open and continuous engagement between Tongon’s workforce, union and management ensured a constructive work environment was maintained and a Mine Closure Fund convention was concluded and approved.

As part of Tongon’s succession plan, training workshops were held for 249 workers. These consisted mainly of engineering employees identified for promotion to higher levels of responsibility and in some cases to replace expatriates in the medium term.

	2014			2013
At December 31
	Expats	Nationals	Total	Expats	Nationals	Total

Employees	23	426	449	39	494	533
Contractors	46	1,208	1,254	56	1,168	1,224
Total	69	1,634	1,703	95	1,662	1,757

Exploration

Exploration in the Nielle permit comprised a drill program below the $1,000/oz pit of the SZ pit with six priority holes totaling 1,007m drilled to validate the conceptual model. Wider zones of mineralization with higher grades are being targeted at the intersections between flat and steeper structures. The new drilling focused on testing areas where the pit is highly flexible to changes in depth at gold prices between $1,000/oz and $1,300/oz.

This drilling has the potential to add to the current pit reserves and extend the LoM as indicated by the results of the most recent drill intersections of 8.20m at 3.20g/t and 12.90m at 3.03g/t, including 10.20m at 3.72g/t obtained in the northern portion of the pit.

Infill RC drilling in near mine targets provided a better understanding of the continuity and the geometry of the mineralized zones at Sekala and Seydou North with indications of favorable metallurgical recoveries. Greenfields work focused on the 15km Bladonon target in a belt parallel corridor in the southwest of the Nielle permit which has not received much attention in the past but is an area of belt margin structures and elevated soil anomalism.

Kibali

The Kibali mine is a gold development property which covers an area of 1,836km2 on the Moto Goldfields in the north east of the DRC. It is located some 560km north east of the city of Kisangani and 150km west of the Ugandan border town of Arua. Kibali is a joint venture between Randgold (45%), AngloGold Ashanti (45%) and a Congolese parastatal, SOKIMO (10%).

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

Operations

The Kibali mine is being developed in two phases. Phase 1, which includes the KCD open pit operation and processing plant, the mine infrastructure (including a 36 unit high speed thermal power station) and the first of three hydropower stations, was completed in December 2014.

Phase 2 comprises the underground mine development and two additional hydropower stations. The mine is expected to produce an average of 600,000oz of gold per annum over the first 12 years of its life, which currently extends to 2031.

Open pit mining started in July 2012 and commissioning of the oxide circuit began in the third quarter of 2013. Kibali poured its first gold in September 2013, ahead of plan, and started commercial production in the fourth quarter of 2013. Commissioning of the sulphide circuit started at the end of the first quarter of 2014 and, by year end, the mine had ramped up to design levels.

Kibali produced 526,627oz at a total cash cost of $573/oz in 2014. Gold sales amounted to $650.3 million resulting in a profit from mining activity (before interest, tax and depreciation) of $354.2 million.

The capital estimate for Phases 1 and 2 of the project was updated at the end of the second quarter of the year and is currently estimated at $1.83 billion, excluding mining preproduction expenses. In 2014, capital expenditure totaled $386.5 million.

Open pit mining

The total volume of rock of 2.6 million BCMs which was mined from the open pit exceeded the plan, and ore tonnes of 5.6Mt mined were in line with plan.

At the end of the year, tonnes stockpiled totaled 370,000t at 3.1g/t of medium and high grade material and 3.35Mt at 1.2g/t of low grade ore.

Mofu, the first satellite open pit, was successfully established during the year and included the construction of a haul road which will also service the Mengu Hill open pit, where mining is scheduled to begin in 2015. The dewatering of Mengu Hill was initiated in preparation for mining.

Underground mining

During 2014, 90,839t of ore was mined from underground. Although this was mostly from development, stoping started in December 2014 in the C5630mL _XC 2 stope as per the mine schedule. A total of 8,103t of ore was trammed from the stope to the ROM pad with 10,583t of blasted stocks underground by December 2014. Stoping is planned to ramp up during 2015 and is scheduled to produce 700,000t of ore for the year.

Processing

A key achievement in 2014 was the commissioning of the sulphide circuit and subsequent ramp up to design production levels by the end of the year, including the rougher flotation, ultra-fine grind (UFG) and pumpcell carbon-in-pulp (CIP) circuits.

Flash flotation and gravity recovery units were also commissioned during the year. The plant treated 5.6Mt, comprising both oxide and sulphide material, at an average grade of 3.7g/t. Although the average recovery for the year was 79%, optimization of the processing facility in the latter half of the year resulted in a steady improvement in performance, with December averaging 86%.

Engineering and power supply

Due to improvements in planned maintenance, plant availability increased throughout the year, reaching 90% in December.

A major milestone for Kibali during 2014 was the commissioning of the Nzoro II hydropower station which consists of four turbines with a capacity of 22MW. After all four turbines were commissioned, a breaker failure resulted in only three turbines operating in the last quarter with a steady supply of 16.8MW and a 55/45% split between hydropower and thermal power.

Further optimization of the hydropower and synchronization of power produced from Nzoro II with the diesel power plant via a power management system (PMS) is expected to increase the contribution from hydropower in 2015 and beyond.

Before Nzoro 2 was successfully commissioned, the cost of power was $0.46/kWh reducing to $0.21/kWh after its commissioning. We expect a further reduction in power cost in 2015 due to lower fuel prices and better synchronization between the hydro and thermal power stations.

Once construction of the planned hydropower stations is completed and they are running as intended, the cost is expected to reduce to between $0.10/kWh and $0.12/kWh.

Construction and underground mine development

The project team kept the construction program on schedule during the year, completing the metallurgical facility, all associated infrastructure and the Nzoro II hydropower station. Construction of Ambarau, the second 11MW hydropower station, started as well as Phase 2 of the Concentrate Tailings Storage Facility (CTSF), both of which remain on schedule for completion in 2015.

Construction highlights achieved during 2014 include:

•	Sulphide metallurgical circuit including full flotation, UFG and pumpcells commissioned;
•	All metallurgical plant contractors demobilized;
•	CTSF Phase 2 initiated;
•	Nzoro II hydropower station commissioned;
•	Ambarau hydropower station construction started;
•	Mengu Hill open pit haul road completed;
•	First phase of the junior village completed; and
•	Main project relocation action plan (RAP) completed and infrastructure handed over to the community.

Vertical shaft system

Under the leadership of Randgold’s team, the main contractor continued to sink ahead of schedule, ending the year at 720 vertical meters, 40m from the bottom of the shaft. Lateral development for the production and crusher levels also progressed ahead of target, resulting in the shaft being ahead of schedule at year end.

Decline development

The mining team consistently achieved decline and underground development targets during 2014 and at a better advance rate than planned in the feasibility. An average of 300m/month per jumbo was reached in development with the decline contractor now ramped up to 900m/month.

To date, a total of 12.1km has been developed, including 8km in 2014. The underground pump chambers and ventilation required for the current production levels were also all completed.

Production results for the 12 months ended December 31,	2014	2013

Mining
Tonnes mined (000)	30,470	25,004
Ore tonnes mined (000)	5,632	4,335
Milling
Tonnes processed (000)	5,568	808
Head grade milled (g/t)	3.7	3.7
Recovery (%)	79.3	91.3
Ounces produced	526,627	88,200
Ounces sold	516,902	88,200
Average price received ($/oz)	1,258	1,238
Cash operating costs[1] ($/oz)	528	433
Total cash costs[1] ($/oz)	573	464
Profit from mining activity[1] ($000)	354,220	68,282
Attributable (45%)
Gold sales[1] ($000)	292,627	49,153
Ounces produced	236,982	39,690
Ounces sold	232,606	39,690
Gold on hand at period end[2]	5,248	-
Profit from mining activity[1] ($000)	159,399	30,727

We own 45% of Kibali with the DRC State and joint venture partner owning 10% and 45%, respectively. The group equity accounts for its 45% joint venture holding in Kibali.

1.	Refer to explanation of non-GAAP measures provided in the section “Non-GAAP Measures” above.
2.	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Ore Reserves

								Attributable
		Tonnes		Grade		Gold		Gold[2]
								(Moz)	(Moz)
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(45%)	(45%)
at December 31	Category	2014	2013	2014	2013	2014	2013	2014	2013

Ore reserves[1]
☐ Stockpiles	Proven	3.8	3.6	1.4	2.2	0.2	0.2	0.08	0.1
☐ Open pit	Proven	1.6	1.9	2.6	2.5	0.1	0.2	0.06	0.07
	Probable	33	40	2.4	2.5	2.5	3.2	1.1	1.4
☐ Underground	Probable	44	44	5.7	5.7	8.2	8.0	3.7	3.6
TOTAL ORE RESERVES[1]	Proven and Probable	83	89	4.1	4.0	11	12	4.9	5.2

1.	Open pit ore reserves are reported at a gold price of $1,000/oz and an average cut-off of 0.9g/t cut-off and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr. Nicholas Coomson, an officer of the company and competent person. Underground ore reserves were reported at a gold price of $1,000/oz and a cut-off of 2.4g/t and include dilution and ore loss factors. Underground ore reserves are calculated by Mr. Tim Peters, an independent consultant and competent person. Addition of individual line items may not sum to sub totals because of reporting to two significant digits.
2.	Attributable gold (Moz) refers to the quantity attributable to ourselves based on our 45% interest in the Kibali gold mine.

Health, safety and environment

The LTIFR continued to decrease year on year from 0.59 in 2013 to 0.51 in 2014, following sustained efforts to increase safety awareness.

Although the labor complement decreased substantially with the completion of most of the construction, there were still around 5,000 people working at Kibali during the year, with 11.7 million man hours worked, making the continued improvement in the safety record, from the already low levels of 2013, commendable.

Unfortunately, there was one fatality in the vertical shaft development. While blowing over in the shaft bottom, a contractor employee who was removing rocks from the footwall was struck on the head by a stage-jack extension that fell down the shaft from an unknown position.

The Environmental and Social Impact Assessment (ESIA) was updated during 2014 to include the additional satellite pits and scope changes to the infrastructure according to IFC performance standards. In line with DRC legislation, the environmental management plan (EMP) successfully underwent an annual independent audit.

Kibali’s environmental management was enhanced through the takeover of the operational team in 2014, resulting in a 16% reduction in reported environmental incidents. Formal awareness sessions on site, inspections and environmental training and inductions contributed to the better performance.

Biodiversity management was also incorporated into the site EMPs during the year, with over 1,450 trees successfully transplanted in the eco-center and camps. Fauna conservation was also enforced following the completion of the exclusion zone fence.

Kibali donated over $250,000, as well as JetA-1 fuel, tents and containers, to African Parks as part of a biodiversity offset strategy and an agreement to help combat poaching in the Garamba National Park. This also included the funding of elephant collaring and pilots for aerial counts and patrols.

Kibali is aiming to achieve ISO 14001 certification by the end of 2015.

Human resources

With the majority of construction activities ending during the year and contractors demobilizing, there was a corresponding decrease in labor with 4,744 contractor and permanent employees remaining at year end. This reduction will continue, eventually stabilizing during 2015.

The employee ratios are in line with Randgold’s policy of recruitment prioritization, sourcing primarily from local villages, then regionally followed by nationally and lastly looking for candidates outside the country. 84% of employees are Congolese nationals and the intention is to continue localizing the labor force during 2015.

As construction and commissioning of the processing and power generation facilities were completed, the mines’ operational team was established and key positions were filled during the year. These included the plant, engineering, supply chain and financial managers as well as a general manager.

Constructive labor relations were maintained directly and with the union, without any industrial action taking place during 2014. Agreement was reached on the downsizing of the construction workforce which, in many instances, included the transfer of labor between contractors.

At December 31	2014			2013
	Expats	Nationals	Total	Expats	Nationals	Total

Employees	95	606	701	54	462	516
Contractors	651	3,392	4,043	1,561	5,324	6,885
Total	746	3,998	4,744	1,615	5,786	7,401

Exploration

Exploration continued to focus on extensions to the known deposits, especially KCD, where mineralization has been confirmed down plunge of the current orebody model, while the up plunge continuity of the 5,000 lode into Durba Hill offers additional open pit ore.

On a regional level, the greenfields exploration focus was shifted to the KZ structure which extends over 35km and hosts multiple orebodies. It is a line of anomalous gold in soil values which are coincident in places with interpreted district scale structures that may form part of a larger regional scale feature. The feature runs from Kalimva in the north, through Mengu Hill, Pakaka, KCD, Kibali South, Aindi Watsa and onto Zambula in the south.

Significant mineralization is located along or near to this feature and more than 50% of the strike length has no deeper data further than 50m below surface.

EXPLORATION REVIEW

For projects to meet Randgold’s development and investment criteria, they need to have the potential for 3 million minable ounces and offer an internal rate of return (IRR) of 20% at a long term gold price of $1,000/oz. Although no new discoveries were made during the past year, the team was able to replace the ounces mined through ongoing brownfields exploration which included the completion of the underground feasibility study at Gounkoto.

Over the past year, the exploration strategy and management structure was thoroughly reviewed to ensure the team was properly equipped and motivated. Consequently, there were a number of changes within the team, including a number of internal promotions. As part of this process, the targets contained in the resource triangle were reduced from 160 to 115. The group’s portfolio of mineral rights was expanded through the acquisition of new permits as well as additional joint ventures. The current portfolio covers an area of 12,213km2 over the continent’s most prospective gold belts with a further 2,796km2 under application.

Mali

Loulo

Exploration work at Loulo focused on the evaluation of identified targets within the permit, defining drill programs to generate reserves and to identify new brownfields opportunities at both Gara and Yalea.

Work on the Gara South, Yalea Ridge South, Loulo 4, Samaba and Sansamba West targets during the year determined that they have little potential to add significant ounces to the project with only limited surface exposure to mineralization and they were removed from the resource triangle.

Waraba

A new target named Waraba returned encouraging early results from shear hosted mineralization over a 400m strike in an area of artisanal mining in the north of the Loulo permit where 43 samples returned an average gold grade of 2.97g/t from a narrow north-south striking structure hosted in quartzite and brecciated hematitic greywacke to the West of the Baboto target.

Three follow-up trenches were excavated and returned results of: WTR01 – 3.85m at 2g/t including 1.10m at 3.24g/t; WTR02 – 3.40m at 1.65g/t including 1.30m at 3.93g/t; and WTR03 – 3.90m at 2.15g/t including 1.60m at 4.83g/t. While narrow, these intersections were thought to be significant because they occur at a structural discontinuity which has focused fluid flow. This structure was tested with a diamond drillhole which intersected four zones of mineralization totaling 30m downhole true width around the target structure. Of note included the results from WDH001 which returned 6.0m at 5.07g/t from 153m and 15.8m at 1.43g/t from 189m in a 75m wide zone of variably sheared, carbonate-chlorite-silica altered greywacke, heterolithic breccia and limestone.

Further trenching along the +2km strike length of the Waraba shear zone was then executed with the aim of extending the target along strike. However, results from the program were weak, with only one trench out of 11 returning a mineralized intersection with a result of 5.2m at 2.38g/t.

The work at Waraba defined a narrow system of 4.7m true width over a strike of 1.2km with limited potential of any economic mineralized material at surface and the main target has therefore been removed from the resource triangle. However, the structure does have the potential to dilate at depth and will be included in an assessment of deep, conceptual targets around the Loulo deposits.

New targets

After many years of exploration along several key structures on the Loulo permit, a 380 line km induced polarization (IP) geophysical survey was completed to provide a new data layer across the most prospective and most underexplored parts of the permit where only limited surface outcrop is available and transported soils are thought to partially mask underlying mineralization.

The integration of this new layer of data with updated mapping data and other layers produced a new geological interpretation and identified 12 preliminary targets. As part of this program, a district-wide initiative to improve the lithological and structural understanding of the Loulo area was progressed. Fieldwork confirmed a number of existing observations and, more significantly, defined the eastern margin of the coarser shelf sediments in a conglomeratic unit to the immediate east of Baboto.

Field mapping showed that the pervasive north-northeast trending lineaments highlighted by the geophysics represent faults, shears and intrusives rather than bedding, and also that the spatial distribution of sinistral verging ‘Gara Style’ folds are more widespread than previously recognized. This has regional implications for locating blind fold related mineralization or areas where high grades are developed as fold trains intersecting major structural trends.

Following the testing of the Waraba target, the exploration team has now moved onto the Yalea North target area which features several targets which lie under transported material along strike to the North of the Yalea and P125 deposits.

Underground exploration

A total of 282 DDH for 50,325m was drilled into the Gara and Yalea ore bodies during the year with various aims. Firstly, the establishment of advanced grade control coverage 12 months ahead of the rolling mine plan with infill grade control coverage six months ahead of the plan.

Secondly, to either help convert or identify areas of mineable reserves in order to support a 10 year mine plan. Drilling also targeted to better delineate profitable ore.

As the mining of high grade ounces continues from underground at Loulo, it is critical that the exploration team continues to replace this depletion through the identification and conversion of new mineralized material to reserves. In addition to the program noted above, exploration also tested models projected out to 400m beyond the limits of the existing block models at both deposits with encouraging results.

At Yalea, 127 holes for 22,261m were drilled comprising 113 holes (14,749m) for grade control infill drilling and 12 holes (7,512m) for conversion drilling. Of these 12 holes, four targeted the potential for conversion and eight were conversion infill holes. The infill drilling generally reported higher grades and widths than the 2013 model and allowed the weathering surfaces to be updated.

The 4 conversion holes were drilled to test the geological potential of the Yalea zone at depth. Results confirmed the modeled grade but a 10% decrease in width is thought to be due to the steepening of the Yalea Shear Zone where it passes into a different host lithology, the argillaceous quartzite, at depth. Hole YADH16 returned 7.00m at 5.22g/t from 657m including 2m at 16.75g/t, beyond the limits of the current block model and indicates that the system is open with scope for further high grade. The style of mineralization at this depth is very different to the rest of the deposit with virtually no sulphides seen in the main altered zone but with fine particles of visible gold occurring in very thin chloritic shears. Other results from the central area include: YaDH11 – 6.30m at 1.99g/t; and YaDH13 – 41m at 3.59g/t.

In Yalea South, there are narrow, very high grade zones where the shear is seen to anastomose around resistant albitized blocks. The high grade material, which looks similar to the Purple Patch material with strong sulphides and chlorite overprinting strongly albitized breccias, may have the potential to be mined selectively underground. Additionally, the infill drilling in the south of the deposit has shown the depth of weathering to be deeper than previously modelled. Results include: YaDH06 – 42.10m at 8.16g/t; YaDH09 – 32.75m at 5.66g/t; and YaDH05 – 29.49m at 8.71g/t. The immediate hanging wall in this area is consistently a limestone unit which is believed to have acted as a seal to the mineralizing fluids.

Our geological understanding of the Yalea orebody has advanced significantly this year with the definition of three styles of mineralization which overprint one another throughout the orebody and explain the sharp contacts to the mineralized domains without any significant structural control to their boundaries. Substantial thickness variations have been observed within the Purple Patch at Yalea as the mineralizing system moves from the rheologically contrasting greywacke/argilaceous quartzite contact which permits the development of a strong shear, into the finer grained argilaceous quartzite unit where shearing is less focused and more diffuse over a larger rock volume. This results in a larger package of sub-economic mineralization and a thinner zone of economic grade.

Exploration continues to focus on a number of targets around the Yalea deposit based on the plunging intersections of structures believed to control the high grade within the deposit. Hole YDH270 was drilled to test the plunging intersection of two ore controlling structures and returned 11.05m at 2.02g/t from 1,106.05m, including 3.18m at 4.81g/t from 1,106.05m, 400m south of the deposit. This result points to considerable untested potential around the deposit with several areas highlighted for further testing in 2015.

At Gara, 155 diamond core boreholes were drilled (28,064m) during the year comprising 125 holes (12,900m) for grade control (GC) drilling and 30 holes (15,164m) for infill or conversion drilling. A total of 9 holes (4,018m) were drilled in the southern area between -400 and -500m level to upgrade the status. These holes reduced the average width of the orebody by about 35% compared to the model but increased the grade by 50% with an average intersection of 6.89m at 5.46g/t. High grade mineralization is associated with the hinge of a south plunging anticline which remains open down plunge and presents further opportunity for reserve growth. Individual drill results include: LOCP161 – 4.7mat 7.71g/t from 332.7m; LOCP162 – 4.1m at 22.00g/t from 473.10m; LOCP165 – 4.65m at 17.83g/t from 465.85m; L0CP173 – 9.00m at 6.16g/t; and L0CP167 – 6.25m at 6.01g/t.

The infill drilling was undertaken to increase the confidence level in the indicated zone. Overall the intersections returned a lower grade and width compared to the block model. However, holes along the base of the deposit confirmed that the system is open, strongly altered and intensely mineralized, highlighting potential for step-out drilling around the block model to incrementally add to mineralized material. Results from this area this quarter include: LOCP176 – 8.5m at 6.74g/t from 370.65m; L0CP177 – 4.55m at 5.63g/t from 370.65m; and L0CP175 – 16.2m at 5.96g/t from 180.2m.

Additionally, exploration targeting to the south of Gara predicts further high grade along the hinges of tight south-plunging s-type folds, especially where they cross through the axis of a sub-horizontal warp in the Gara orebody. The wavelength of s-type folds within the orebody suggests that the target area would be 300-500m south of the existing model. This model was tested with

LOCP187 which returned an intercept of 2.93m at 7.44g/t from 544.60m 400m south of the existing block model and confirmed strong mineralization and alteration is open along the system. This, when combined with the strong results at depth at Gara, confirms an exciting potential for further growth.

Gounkoto

The main highlight of the work at Gounkoto this year has been the completion of the underground feasibility study in the Jog Zone (JZ). This project targeted the high grade mineralization in the MZ2 and MZ3 zones beneath the pit, a large portion of which was drilled out in previous years. As part of the feasibility program, work focused on improving the understanding of the controls on mineralization in the JZ, infill drilling and step out drilling in MZ3 where high grade rods of mineralization plunge to the north of the current underground project for a total of over 12,000m of core drilled during the year. The conclusion of this work was the delivery of a reserve of 4.69Mt at 6.00g/t for 910,000 reserve ounces with good potential to increase this through further exploration drilling.

The high grade plunge in the Gounkoto deposit is thought to be controlled by the intersection of the east-dipping hangingwall shear and steeper west-dipping footwall structures which exhibit different alteration suites and may represent zones of fluid mixing and gold precipitation. Drilling shows that the highest grades are either related to carbonate, silica/albite and hematite alteration in the hangingwall, or in a ferruginous, chlorite rich, footwall shear. Highlights of the drilling program targeting the high grade mineralization in the MZ3 zone this year include infill hole GKDH418 which returned 14.5m at 31.59g/t where the block model was predicting a grade of 18g/t, GKDH414 drilled 200m down plunge from 418m which intersected 23.65m at 6.45g/t and GKDH412 drilled a further 300m down plunge which intersected 13.65m at 5.34g/t.

Work on the extensions of the Gounkoto orebody was completed this year, with holes testing and eliminating deep targets both in the footwall and down plunge to the south of the deposit. Work continued to define MZ4 and explore its relationship with P64 and has confirmed it to be a relatively small lens of mineralization in the footwall of MZ3. This zone of mineralization is interpreted to be the continuation of the left-stepping Gounkoto system to the north-northwest which continues towards and now incorporates the old P64 target.

In addition to the JZ underground project, there is also high grade mineralization located beneath the southern MZ1 pit where, similarly to the JZ, the high grade mineralization is controlled by the north-plunging intersection of west dipping footwall shears with the main east dipping orebody. A number of holes have intersected strong mineralization in the target including: GKDH200 – 11.8m at 6.05g/t; GKDH205 – 17.2m at 11.04g/t; and GKDH218 – 40.3m at 3.03g/t.

P64

P64 is an old exploration target immediately to the north west of the Gounkoto deposit where a short strike length of high grade mineralization was discovered over 10 years ago. This year a review of all the data for P64 was completed along with further trenching which led to the identification of new controls to the mineralization and the updated model was then further tested by infill drilling in the fourth quarter. The existing model at P64 interpreted the high grade mineralization to be hosted in the eastern limb and south plunging hinge zone of a synformal fold in tourmaline altered greywackes. The new structural model at P64 shows that mineralization is controlled by the intersection of north-south and northeast trending structures, similar to that observed in Gounkoto Pit at MZ1 and MZ3. Implications of this new model for exploration are that the high grade northeast trending mineralization at P64 is open down plunge, rather than having a depth extent that is limited by folding. Additionally, intersections between north-south and northeast striking structures can be targeted for follow-up work, particularly in the Gounkoto North area between P64 and Toronto. A model of north-south and northeast trending structures matches the general pattern of soil anomalism in this area, and preliminary target areas have been identified for further work.

Gounkoto region

Around Gounkoto, several targets were tested and rejected from the resource triangle. The team returned to the old Toronto target which has remained in the resource triangle over many years due to its structural complexity and high grade results from shallow orpaillage workings. The work highlighted a 2km long anomalous system striking north-south with the main Toronto target at its core and the Toronto Gap target in the south. Encouraging lithosample results were returned from the Toronto Gap (33g/t and 7g/t) to the south of Toronto and an extensive trenching program was carried out around the existing mineralization at Toronto itself, the best result of which was 13.2m at 3.64g/t from the main artisanal pit in the target.

This work over the target area confirmed the structural model of a main north to north-northwest striking, silica-carbonate altered, anastomozing shear zone developed in quartzite and greywackes which is intersected by ductile northeast striking cross-structures with chlorite-sericite alteration. Higher grades are localized at the intersections of these structures, a relationship which has also been observed at P64 and MZ3 at Gounkoto. However, most of the target is very narrow with artisanal miners targeting high grade vein related mineralization along the full strike.

A coherent mineralized zone with a maximum 300m strike length and average true width of 5.19m was identified at Toronto does not meet Randgold’s filters in terms of size and grade for a satellite deposit. The exploration work to date points to limited near-surface mineralization potential and, consequently, Toronto was removed from the resource triangle.

The exploration team has again focused on the thickness of the transported alluvium over the Gounkoto area and the Gounkoto southwest target and were able to look through the cover using remote exploration techniques, specifically targeting the 1.2km southwest strike extension to the main Gounkoto deposit. It features limited work in the form of drilling which returned wide zones of alteration: GSWRC11 – 12m at 1.12g/t from 40m; GSWRC03 – 28m at 0.82g/t from 152m, including 2m at 4.61g/t; and GSWRC13 – 4m at 1.59g/t from 248m, and is the next priority area for exploration on the permit.

Mali greenfields

The Senegal Malian Shear Zone (SMSZ) on the Mali- Senegal border is one of the most prospective goldfields in the world with a +50Moz gold endowment along its 200km of strike. The structure is an essential control on the Sadiola/Yatela, Loulo/Gounkoto, Fekola/Boto mineralized systems and a significant percentage of its strike remains unexplored. It is one of the two key structures in the Kedegou-Kenieba inlier, the other being the Main Transcurrent zone (MTZ) where Massawa is located.

As a result, the structure and its surrounding formations - the Kofi and the Keniebandi - form a key part of our exploration strategy in West Africa and our groundholdings along the structure give us access to approximately 70km of strike. This year, we have completed programs over the Bakolobi project on the SMSZ in the south of the inlier. The Bakolobi project is a joint venture with Taurus Gold Limited (Taurus Gold). We have signed a new joint venture with Legend Gold Corporation (Legend Gold) (Djelimangara project) which lies along the SMS to the immediate south of the Sadiola mining concessions and we have renewed permits at Bena, south of the Gounkoto mining concession and Bambadji in Senegal, which is a joint venture with Iamgold Corporation (Iamgold).

Bena

The Bena permit has been granted again to our partner, New Mali Mining, and Randgold is the operator under the terms of the joint venture. A review of the existing targets and data on the permit has concluded that the Boulandissou target has the greatest potential to host a major system and the model has been updated, incorporating elements of the Gounkoto model with intersecting northwest and north-south structures over an extended strike compared to the original model, which is now 3km.

Historical work on the target identified a 50m wide alteration envelope with best intersections including: 26m at 3.53g/t from trench BNT02 in the north and 13m at 1.57g/t from reconnaissance RC in the south. These results occur within the overall northwest trending target area and the strongest soil anomalies within this trend are interpreted to be at the intersections of northwest and north-south structures. The target lies on the western margin of a thick laterite plateau, which is composed entirely of transported alluvial material.

Prior to the year end, 1 trench (BNT11) out of 5 planned was completed in the south of the target and intersected a series of quartzite, argillite, breccias, argillaceous quartzite, quartzite and greywacke intruded by albitite and mafic intrusives. Results received for trench BNT11 included 1.80m at 0.66g/t from 55.45m on the contact between albitite and breccia. This result is from a narrow zone of silica-albite alteration with sulphide boxworks observed in the trench and, despite being narrow, the structural readings from the trench confirmed the north-northwest structural interpretation for the target.

Further mapping and sampling are progressing along the target, with recent lithosample results of 1.33g/t and 4.02g/t.

Bakolobi permit (Taurus Gold joint venture)

Following initial field mapping and ground geophysical programs completed in late 2013, a priority corridor for detailed soil sampling was established within the Kofi formation on strike between the Fekola and Gounkoto deposits. This work led to the generation of 11 targets where soil anomalism occurs over dolomites, siliciclastic rocks and narrow intermediate to felsic intrusive dykes, which have been overprinted by intense brittle ductile deformation related to movement on the SMSZ.

Historical work from this corridor on the Bakolobi permit included trench results of 27m at 2.23g/t, including 9m at 5.67g/t in quartzites, and 10.4m at 1.98g/t, including 4.4m at 4.25g/t, in a porphyry. Auger holes returned: BaA221 – 15m at 1.28g/t; and BaA228 – 22m at 2.34g/t in quartzite.

Regolith mapping over the area highlighted a more erosional regime in the north of the target area with the majority of the priority area overlain by extensive paleao-alluvial gravels in the flood plain of the nearby Falémé River which have been lateritized in situ and can be up to 6m thick.

Geologically, the N-S corridor is interpreted to represent a terrain boundary between a thrusted, less deformed package of rocks in the east and a more complex, folded sequence of sediments in the west. Early lithosampling across this area returned an average grade of 3g/t from 15 samples.

A reconnaissance RC drilling program was carried out to fast-track the location of mineralized structures through the transported material in the area and this identified a number of mineralized zones within the target corridor with results including: 14m at 2.47g/t, including 5m at 4.56g/t; 17m at 1.55g/t, including 1m at 8.9g/t; 31m at 1.01g/t, including 7m at 2.37g/t; and 9m at 1.31g/t, including 1m at 4.09g/t. These define a system of sub-parallel N-S structures with Silica-Albite-Carbonate alteration and strong sulphide mineralization.

A program of trenching along these structures, to understand their geometry, controls and the extent of overlying transported material, is in progress but has been slow due to the layer of transported gravels at surface. The structures have been exposed, however, and results include: BKTR003 - 16.15m at 2.23g/t from 25.70m, including 3.47m at 1.53g/t from 25.70m and 5.10m at 5.33g/t from 33.5m; and BKTR002 - 10.40m at 2.41g/t from 23.60m, including 3.35m at 5.92g/t, from steeply west dipping shears. The team will move to infill trenching in the most prospective areas once the Phase 1 trenching is complete and the results have been fully analyzed to generate follow up targets.

Djelimangara project (Legend Gold joint venture)

As part of the strategy to consolidate the mineral rights portfolio around Randgold’s key footprints in the West and Central African goldfields, a new joint venture agreement was signed with a subsidiary of Legend Gold who hold the rights to six permits (363km2) which straddle the SMSZ directly south of the Sadiola gold mine. Subject to results, Randgold will fully fund exploration as far as completion of a prefeasibility study to acquire a 51% interest in the project. Legend Gold has the option to cofund the feasibility study to retain 49% or dilute to 35% with Randgold increasing its stake to 65%. Both parties would fund development. The ground has previously been worked by Barrick Gold Corporation.

A comprehensive dataset has been received from Legend over the portfolio of permits including: airborne electromagnetic and magnetic data, ground Mag and IP and resistivity, geology, regolith, soil geochemistry, drilling (auger, rotary airblast (RAB), RC and DDH, pitting and trenching. The results highlight anomalism coincident with the SMSZ.

Four targets were generated over a narrow band of limestones and greywackes to the east of the SMSZ and a program of mapping pitting and trenching began in the fourth quarter.

Initial results from the work have been encouraging, with trench MAT001 returning 4.40m at 0.41g/t from 24.20m of altered medium grained sheared silicified greywacke and a main zone of 6.25m at 2.03g/t from 38.10m, including 4.85m at 2.52g/t. However, we have yet to see evidence of a large system of alteration and work is continuing along the SMSZ which exists over 18km strike within the permit area.

Morila

Exploration was halted at Morila some years ago after exhaustive work failed to locate any economic mineralization outside the main deposit. However, the team is having a last look as the mine prepares to close. Pit mapping and a core review highlighted or reinforced some of the key features associated with mineralization at Morila, such as flat faulting, the presence of magnesium rich biotite associated with arsenopyrite and leucocratic plagioclase veins around felsic intrusive bodies. Two conceptual targets were generated and have been reviewed with one of the targets hosting all the above mentioned features. Further work is now in progress to map the distribution of these features around the deposit to further reinforce the observations and potentially generate a target which, due to the existing deep drilling over the area, would be significantly deeper than 500m.

SENEGAL

Massawa

The Massawa deposit lies within one of the largest continually mineralized systems in Africa, located on a major geological discontinuity, the Main Transcurrent Zone (MTZ), in Eastern Senegal. The MTZ is a major terrain boundary structure which marks the contact of the Mako Volcanic Belt and the Diale Dalema sedimentary basin to its east.

There are two main zones of mineralization in the deposit, Northern and Central. They are part of the same northeast trending mineralized structure, which extends over 8km and has been offset by north-south belt discordant structures. The mineralized system occurs at a volcanic/sedimentary contact, where a prominent and continuous lapilli tuff unit acts as a marker horizon. The host sequences have been intruded by felsic dykes, gabbros and granitic bodies, particularly in the Central Zone (CZ) and mineralization is hosted in a variety of rocks including greywackes, volcanoclastics and both mafic (gabbros) and felsic intrusives. The mineralized system features pyrite and arsenopyrite sulphides within an alteration assemblage composed of sericite, silica and carbonate in a zone of strong brittle-ductile deformation.

A large component of the northern portion of the Massawa ore is refractory, with microscopic gold locked in the sulphide lattice of arsenopyrite. Efficient extraction of this gold requires an oxidation processes such as pressure oxidation (POX) or BIOX and the power costs associated with such metallurgical processes impact negatively on the project returns. Reserves at Massawa are currently 21Mt at 3.1g/t for 2Moz.

Ongoing evaluation of the phases and controls of the mineralization points to a set of narrow, high grade shears containing quartz stibnite veins and coarse gold that overprints an early disseminated arsenopyrite-gold phase in the CZ. Recent close spaced drilling as well as ongoing trenching programs have confirmed these vein filled structures are more continuous than previously interpreted. This work highlighted a significant potential for gravity recoverable and free leaching gold within the Massawa CZ deposit.

Following the recognition of a significant coarse gold fraction in the CZ, the sample and assay methods employed at Massawa were reviewed. This program included the re-assaying of existing NQ drill core and larger samples from grade control RC drilling by Leachwell and screen fire assay methods. Additionally, 6 RC/DDH twin pairs were drilled in the south of the CZ to compare the assay results from RC and larger HQ core samples in fresh rock. The results of this work indicate that sample size and the orebody’s high variability are the keys to the accurate estimation of the Massawa orebody. It also confirmed that RC drilling was a suitable method to collect a large sample from the deposit, thereby reducing the cost and time of additional drilling. As the majority of the CZ is sampled by NQ core at a 50m x 50m spacing, further work is required to accurately estimate the contained gold within the overprinting coarse-gold event. Our analysis, based on the close spaced drilling completed in the oxides of the CZ, shows that a spacing of 15m x 10m is required to accurately estimate the grade of the mineralized lodes and the completion of a close spaced orientation program in the fresh rock of the CZ is in progress before a decision is made on progressing to a phased infill drilling program across the CZ.

Exploration

On the Kanoumba permit around Massawa there are 4 satellite deposits (Sofia, Bambara, Tina and Delya) mineralized material with 2 further satellite targets of Kawsara and Tombo. During the year, the team tested and rejected a number of targets within the Mako belt where results from lithosampling, pitting and trenching failed to identify the potential for a large hydrothermal system. The West KA target, 20km to the south of Massawa, yielded some interesting results with values of up to 15.4g/t returned from the sampling of a set of multiple shear zones in a corridor of approximately 200m width over a 2km strike. However, the ongoing feasibility work at Massawa has been prioritized and exploration will resume pending the conclusion from a prospectivity study of the Mako belt.

Bambadji

Work on the Bambadji permit was paused for a significant part of the year because the permit had expired. It has now been renewed and granted to a subsidiary of Iamgold Corporation, our joint venture partner, for a further three years. A review incorporating all historical data was carried out during the wet season which identified twelve second and third order soil anomalies which have received limited follow-up work. They are located within favorable geological and structural settings. However, the regolith is complex with transported cover being a significant factor over the eastern limits of the permit.

Randgold continues to believe that the Bambadji permit is prospective and hosts the lithologies, alteration and structures required to generate world-class orebodies. However, after seven years of exploration without significant success, it represents too high a risk under our current agreements and we are therefore renegotiating terms with both our joint venture partner and the Senegalese government.

Côte d’Ivoire

In the Tongon SZ pit, infill drilling targeting an updated and improved geological model incorporating the Skarn type alteration added 475,000oz to the reserve which replaced the 2014 depletion from mining, while a number of additional opportunities were identified within the Tongon deposit for further orebody conversion. A program to convert the remaining mineralized material within the pit is underway. At the same time, 6 holes (1,007m) were drilled to test for higher grades or wider zones of mineralization at the intersections between flat and steeper structures below the base of the $1,000/oz pit. Due to the structural complexity of the Tongon SZ, it is believed that the model can be upgraded, particularly where the drill spacing is relatively wide at depth. The drilling intersected zones of intense alteration associated with strong sulphides and occurrences of crosscutting structures in most of the holes, which confirmed the targeted model. In a number of cases mineralization was stronger or wider than the existing model and additional mineralization was intersected on structures outside the current model, all pointing to the additional exploration potential.

Two main styles of alteration are readily observable in the mineralized zones: strong silicification almost completely overprinting the original lithology and strong pervasive biotite alteration. Both domains host strong disseminated to patchy sulphides with a strong association between biotite alteration and arsenopyrite mineralization.

Potential gains are thought to be most likely in the northern limits of the southern zone pit where higher grades exist and one hole returned 8.2m at 3.2g/t and 12.9m at 3.03g/t where the model predicted 6.5m at 2.44g/t and 6.5m at 2.39g/t respectively.

Satellites

As Tongon moves towards repaying its capital in 2015 and with the mine being supplied by low cost grid power, a number of low grade opportunities around the deposit can provide optionality to the operation. Four satellite targets within 10km of the Tongon deposit were further drill tested during the year. The most advanced of these is Sekala. In addition to the work at Sekala, further modelling of the Seydou south, Seydou north and Tongon east targets to determine their potential was completed. At Seydou north and south, it is interpreted that higher grade lodes are linked to crosscutting structures between the brittle northeast structures and northsouth shears. Further work is required to fully understand this.

At Tongon east, RC drilling returned narrow zones of low grade mineralization and failed to extend the previously modeled anomalism. Therefore, no further work is suggested at this target.

Skarn

Tongon was identified as a skarn gold deposit in 2013 and well-developed spatial and temporal mineral zonation patterns, typical of gold skarns, are evident in both the SZ and NZ. Zonation is classified based on garnet: pyroxene ratios, chemistry of the major calc-silicate phases, the skarn color and grain size, and the degree of retrograde replacement (epidote-clinozosite, prehnite-pumpellyite).

Relogging of the Tongon orebody was completed to create a detailed model of the skarn system, which can be used to improve the reserve estimate through the modeling of the alteration and garnet fronts as well as for exploration targeting around the pit. Skarn mineral zonation could be useful as a mineralization vector, as gold is largely confined to the intermediate skarn zone at Tongon. A 3D model of the various alteration assemblages (clinopyroxene-garnet skarn and retrograde alteration zones) is being completed and this model will be used to redefine the structural model of the Tongon orebody and identify potential targets for further testing.

Satellite targets within a 15km radius of Tongon have been investigated and seen to be unrelated to Skarn alteration. More regionally the Ouobolo granodiorite at Fapoha was shown to closely match the generalized composition of gold Skarn related intrusions and is very similar to the Tongon granodiorite, a relatively reduced high-K to calcalkaline granodiorite.

Further afield across the Nielle permit, the team is working on a review of all historical exploration data. This will lead to an updated geological interpretation and prospectivity analysis for the Nielle permit which will be used to direct exploration work going forward. Early stage fieldwork has started over the Bladonon-Bodonon corridor, which is a relatively untested anomalous trend over 15km in the southwest of the permit. The targets of Coucal, Nafoun E, Forrest, Calao and Nielle S were all further tested during the year with the Coucal and Calaou being rejected. The remaining targets are still in the resource triangle and will be reprioritized with the completion of the permit scale prospectivity review.

Greenfields

The Côte d’Ivoire exploration strategy was reviewed early in the year and, as a result, we decided to concentrate resources and skills on the most promising parts of a large groundholding of 4,500km2 across the north of the country. Intensive exploration work over Diaouala during the past 4 years failed to find any indication of a large mineralized system and a decision was taken to drop the permit.

Mankono permit

The Mankono permit lies 160km to the southwest of Tongon on the intersection of the Senefou belt (which hosts the Tongon deposit) and the Boundiali belt. The permit features a northeast striking volcanic/sedimentary contact along its axis intruded by mafic, and felsic intrusions.

The permit features 4 large gold in soil anomalies prioritized for follow-up work. Infill soil sampling over the priority 1 anomaly, Bafretou, confirmed the 21km long regional soil anomaly with a significant number of high values of up to 4g/t within a high tenor anomaly of over 50ppb on residual soils close to the contact between volcanic and sedimentary rocks. Pitting, trenching and reconnaissance aircore drilling over the anomaly returned weakly anomalous results from narrow altered zones around dioritic dykes within a wide package of relatively homogenous andesites and failed to explain the surface anomaly. Intersections from the drilling include: 15m at 0.21g/t from 0m; 6m at 1.08g/t from 15m; 21m at 0.95g/t from 9m, including 3m at 5.13g/t from 9m; 26m at 0.33g/t from 21m; 12m at 0.62g/t from 0m; 3m at 1.06g/t from 12m; and 3m at 2.01g/t, and the target’s priority was downgraded. However, it remains in our resource triangle and further work is planned including the completion of a ground magnetic survey and further interpretation leading to a phase of pitting and trenching.

Meanwhile, the team has been progressing the second priority target, Gbongogo, in the northwest of the permit, which features an interesting regional fold axis with a coincident 3.5km long soil anomaly returning values up to 2.3g/t. Pitting and trenching over the hinge of the fold exposed schistose sediments, which have undergone silicasericite, moderate carbonate and magnetite alteration and are a higher metamorphic grade than surrounding rocks.

Trench intersections include: BGTR001 – 23m at 1.25g/t, including 7m at 3.05g/t; and BGTR003 – 103m at 1.30g/t, including 26m at 1.82g/t and 34m at 1.33g/t. Both trenches, however, include a number of sub-parallel Quartz vein sets which are mineralized and inevitably influencing results. The team is now investigating whether these veins represent a stockwork in the brittle deformed sediments in the fold hinge.

Fapoha permit

The Fapoha permit is located along the southern strike extension of the Senefou belt to the South of the Nielle permit. The permit features a sheared volcanic/sediment contact over the full 40km strike with a number of large (+15km) gold in soil anomalies along the belt. Work this year on the southern anomaly adjacent to the Oubolo Granodiorite, a Tongon type intrusion, has identified a +4km long anomalous corridor with results from aircore drilling including: 39m at 1.54g/t including 12m at 3.86g/t; 33m at 0.51g/t; 27m at 0.45g/t; and 12m at 0.53g/t. Trenching over this corridor for more structural information has returned results of: 25m at 0.43g/t, including 3m at 1.12g/t; and 21m at 1.55g/t, including 8m at 3.50g/t, along with a number of mineralized samples from pits along the same trend hosted in sheared volcanics and greywacke with silica, sericite and carbonate alteration. We believe that zones of high grade mineralization could be located within this mineralized corridor and continue the infill work to test this concept. Additionally, several large untested anomalies remain to be investigated.

Boundiali

At Boundiali, promising results, interpreted as a thrust at the Fonondara target, have been received from trenches across an east dipping structure. This target was discovered through a reconnaissance drilling program two seasons ago where results of 30m at 1.43g/t and 19m at 0.88g/t were received beneath a large regional soil anomaly.

Encouraging results from early Fonondara trenching (16m at 2.87g/t including 9m at 4.92g/t) over these drill intersections were followed up by further trenches this year which have confirmed the strike of the mineralized structure over 1.5km with an average grade of 2g/t within moderately silicified volcanics. Trench intersections include: 17.26m at 2.16g/t, including 5.48m at 4.59g/t; 14.10m at 1.56g/t, including 1.30m at 3.18g/t; and 16m at 2.50g/t including 11m at 3.49g/t. Trench intersections do not represent true widths due to the shallow dipping nature of the mineralized structure but the target represents a significant mineralized structure which may dilate at depth or along strike and will be the focus of further work in 2015.

Regional

As part of Randgold’s long term strategy in Côte d’Ivoire, we have upgraded our understanding of the geology through a program of regional mapping across the country. This resulted in a reinterpretation of the countryscale geological map with notable changes, mainly to the extent of the intrusive bodies and the delineation of new areas of greenstones. Subsequently, ten permit applications were submitted in priority areas in the south of the country.

We have also been granted two new permits through old applications, Tengrela South and Kouassi Detekro North. Currently, Randgold and its Ivorian partners hold a portfolio of eight permits for 4,500km2 which provides the flexibility to prioritize permits as well as targets within the portfolio.

Democratic Republic of Congo

Kibali

The Kibali project is located over a world-class gold belt in the Archean of northeast DRC where Randgold holds ground over 35km strike of the KZ structure, a regional mineralized trend which which hosts the giant 17Moz KCD deposit with a banked LoM of over 10 years. Brownfields exploration this year focused on drilling of Gorumbwa and Mofu. Follow-up work on early stage targets at the base of the resource triangle continued as part of a wider initiative along the KZ structure, which is believed to be a major transcrustal discontinuity that has focused deformation and fluid flow along its strike.

KCD

The focus of the brownfields exploration work moved from KCD to Gorumbwa and other satellite deposits in 2014. Limited work was completed at KCD as the geology teams have been busy with the start of underground operations. A target generation exercise around the development at KCD identified 7 targets immediately beneath the base of the $1,000/oz pit. Four holes were drilled into a gap on the 3000 lode where a 250m x 50m by 50m gap in drilling between 5600 and 5720 levels existed. Results failed to highlight significant high grade continuity with the exception of hole DDD598 which intersected 59.15m at 4.07g/t from 103.85m (including 20m at 9.01g/t from 103.85m) compared to the model prediction of 71.19m at 1.53g/t. The hole also intersected 16.05m at 2.35g/t from 223.25m and 10.9m at 3.05g/t and the potential for mineralization continuing further to the west is being reviewed.

The team also started a trenching and mapping program over Durba Hill to test for the extension of mineralized lodes between Gorumbwa and KCD. Anomalous results had been received from one trench and one road cutting including 4m at 1.14g/t, including 2m at 1.35g/t within a foliated, silicified metaconglomerate with boxworks.

Mofu

Mofu is located approximately 3km northwest of the Mengu Hill deposit and features a mineralized zone at surface of 12.2m average width at 7.8g/t extending over 300m strike. However, strong grades pinch out approximately 50m down plunge. This shallow mineralization was further investigated by a combination of 69 close spaced exploration and advanced grade control RC holes (3,062m). The drilling produced a revised geological model. Following a technical and economic assessment the deposit was subsequently added to reserves as a satellite pit and was being mined by the end of the year.

Gorumbwa

Gorumbwa is an old Belgian mine located approximately 800m west of KCD. Mineralization is hosted in 8 vertically stacked, northeast plunging lenses which are hosted within a fine grained meta-arenite package overlain by coarser grained conglomeratic units, and cut by bedding sub-parallel dolerite dykes. Drilling of 69 diamond holes (15,012m), 47 RC holes (4,467m) and sonar surveys of underground and historic open pit workings were completed as part of a feasibility study during the year. The results contributed to the development of revised geological and mineralization models This pit contains a small amount of mineralized material that requires infill drilling which is the current focus of further conversion work. The Gorumbwa open pit will require the relocation of 650 households and carries an appreciable capital cost. The team is also reviewing the Megi opportunity, which is 6.5km from the plant. Further work will be conducted to increase our knowledge of this opportunity and complete a full trade-off between the profitability of Gorumbwa and Megi.

KZ Structure

The Kibali project is located on a major transcrustal structure or set of structures, which is strongly anomalous compared to anything else on the project and is our priority target for greenfields exploration. The KZ structure is an anomalous trend, which extends over 35km and may represent a deep mantle tapping structure, in many ways comparable to the SMSZ in Western Mali. These features are known to propagate through the crust and often mark major breaks in the sub continental lithospheric mantle where giant orebodies are more likely to form.

The feature runs from Kalimva in the north, through Mengu Hill, Pakaka, KCD, Kibali S, Aindi Watsa and onto Zambula in the south. Currently, all of the reserves at Kibali are located along or near to the feature. Analysis of the historical work along the structure shows over half the strike to be untested below 50m.

Ongoing analysis of the structure has confirmed it to be a complex, multiply reactivated zone of folding and faulting with at least three pre- to syn-mineralization phases of folding and faulting and at least three post mineralization deformation events. The lack of continuity of stratigraphic units along the KZ structure, at least as planar features parallel with the foliation measurements, reinforces the observation that tight localized folding is a key part of the KZ structure beyond the immediate vicinity of KCD pit.

Exploration at Kibali is concentrated along this structure. In the KCD area a gradient array surface IP survey over the Agbarabo, Rhino, Kombokolo to Kanga Sud target areas highlighted features in both the chargeability and resistivity data which are interpreted as being ironstone units and carbonaceous shales respectively. Surface work to test these anomalies is ongoing and has returned weak results, such as 4m at 0.68g/t from trench KKTR0002 at Rhino southeast and 10m at 1.4g/t in trench KKTR0001 at Kombokolo southwest in weakly, silica-altered sediments.

Aindi Watsa

At Aindi Watsa, located approximately 6km south-southwest of KCD, mapping, lithosampling, pitting and trenching activities defined low order gold mineralization trending ENE associated with a ridge of hemetiticchert-BIF unit that dips moderately to the N. Sixteen trenches excavated over 850m of strike length returned an average intersection of 7.9m at 1.51g/t with mineralization open to the W and down plunge. Lineations and small scale fold hinges plunge to the northeast, and host high grades of up to 14.1g/t. This target has now been reprioritized within the KZ structure portfolio.

Ikamva-Kalimva

During the last quarter of the year, work resumed at the Ikamva-Kalimva target which is considered to be one of the more prospective parts of the KZ structure, in a folded area with structural similarities to the KCD area. The target features a number of old Belgian workings within an area where northeast striking structures disrupt the northwest-southeast striking ironstone units. Mineralization is hosted in plunging folds close to the ironstone contact and in close proximity to the northeast structures. Historical drilling at Kalimva-Ikamva has returned a number of intersections from these shoots of mineralization including: KVDD0001 – 73.65m at 3.41g/t from 20.4m; KVDD0002 – 26.03m at 2.57g/t from 50m; and IVDD0006 – 31.4m at 2.65g/t from 31.7m. Recent work has focused on an area of 800m x 300m which features prospective geology of BIF, banded chert, metaconglomerate, metasandstone, metasiltstone and carbonaceous shale with results from pits of between 0.6g/t and 3.9 g/t with lithosamples grading up to 4.3g/t and trenching is in progress to evaluate this mineralization.

Isiro (Kilo Goldmines joint venture)

Randgold has entered into a joint venture with a subsidiary of Kilo Goldmines Limited (Kilo Goldmines) in the DRC which provides Randgold with access to 1,920km2 of prospective Archaen age geology over the Northern Ngayu and Isiro greenstone belts in northeast DRC (Kilo Goldmines joint venture). Work on both belts continued through the year.

Ngayu belt

Work this season has progressed the Yambeda/Yasua, Bonzuzu and Mbese targets, with results from Yambenda confirming the regional soil results, revealing a 9.6km WNW trending 50ppb anomaly including seven pods of +100ppb measuring up to 750m x 300m in strike. The anomaly sits in residual soils overlying a WNW trending ridge of banded iron formation. The banded iron formation is haematite rich in the ESE and more magnetite rich in the WNW possibly reflecting the lateral facies changed in the environment or possible demagnetization along the structure. Litho sampling has returned values up to 1.71g/t in the BIF.

The results from an infill pitting program over the target have identified a wide anomalous corridor beneath the strongest soil anomalies. The width of anomalism varies between 65m and 120m with saprolite values reaching 2.77g/t. The anomalous corridor coincides with the topographic ridge and structural readings have produced an interpretation of a parallel antiform-synform pair with hinges plunging gently to the ESE.

Trench YBTR001 excavated within the anomalous corridor intercepted 11.30m at 1.02g/t from 28m (including 4m at 1.30g/t and 4m at 1.50g/t) within a 76.1m wide anomalous zone.

Further pitting and trenching are planned to confirm the fold model and the continuity of the anomalous zone while also extending its strike. The team is working on the identification of controls on the higher grades within the anomalous corridor to identify targets for follow up work in 2015.

Isiro belt

A regional soil sampling and mapping program has been completed over the southern part of the Isiro belt. The soil results generally reported a low background value over the permit with only five +70ppb anomalies identified in the southern part of the belt which features wide sequences of thrusted BIFS in a regional scale, open fold.

Follow up mapping and sampling over the targets has not returned any significant results this year and our work indicates that parts of the belt are of a relatively high, low to mid amphibolite metamorphic grade. Further work is planned over the targets, as well as a review of the more linear western extension of the belt.

Generative work

The ongoing turmoil in the gold mining industry continues to generate potential opportunities and the generative team is continuously reviewing these projects. Randgold’s focus remains on the identification of new world class gold districts within Africa, specifically around the West African and Congo/Tanzanian Cratons with the potential to meet our investment criteria of a 20% return at a $1,000/oz gold price with a minimum deposit size of 3Moz. Our four principal target areas are the Mako Belt in eastern Senegal, the SMSZ in western Mali, Ivory Coast and northeast DRC, with further research being conducted across Cameroon, South Sudan and Tanzania.

Randgold continues to maintain its focus on organic growth through the discovery and development of world-class orebodies, and has a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, given the increased balance sheet stress across the industry and our view that the industry needs to reinvent itself, the company’s routine review of corporate and asset acquisition and merger opportunities is receiving additional attention.

MINERAL RIGHTS AND ORE RESERVES

Table of mineral rights at December 31, 2014

Country	Type	Area (km2)	Area (miles2)	Equity (%)
Mali
■ Loulo	EP	263	101	80
■ Gounkoto	EP	100	35	80
■ Morila[1]	EP	200	77	40
■ Bena West	EEP	22	8	90
■ Bakolobi[1]	EEP	120	46	51
■ Djelimangara[1]	EEP	55	21	51
■ Djelimangara West[1]	EEP	48	19	51
■ Kanda	EEP	75	29	51
■ Kata	EEP	64	25	51
■ Keniebandi	EEP	65	25	51
■ Sebesounkoto	EEP	29	11	51
■ Sebesounkoto Sud	EEP	28	11	51
■ Djidian	EEP	325	125	90
Cȏte d’Ivoire
■ Nielle	EP	751	290	89
■ Boundiali	EEP	1,320	510	81
■ Dabakala	EEP	191	74	81
■ Mankono	EEP	704	272	81
■ Tiorotieri	EEP	86	33	89
■ Kouassi Datekro N	EEP	350	135	89
■ Kouassi Datekro C	EEP	396	153	89
■ Kouassi Datekro S	EEP	400	154	89
■ Fapoha North	EEP	387	149	81
■ Fapoha South	EEP	398	154	81
■ Tengrela South	EEP	400	154	81
Senegal
■ Kanoumba	EEP	621	240	90
■ Miko	EEP	61	24	90
■ Dalema	EEP	401	155	90
■ Tomboronkoto	EEP	225	87	90
■ Bambadji[1]	EEP	236	91	51
Democratic Republic of Congo
■ Kibali
□ 11447	EP	227	88	45
□ 11467	EP	249	96	45
□ 11468	EP	46	18	45
□ 11469	EP	92	36	45
□ 11470	EP	31	12	45
□ 11471	EP	113	44	45
□ 11472	EP	85	33	45
□ 5052	EP	302	117	45
□ 5073	EP	399	154	45
□ 5088	EP	292	113	45
■ Kilo[1]
□ 2226	EEP	137	53	51
□ 2227	EEP	137	53	51
□ 2229	EEP	126	49	51
□ 2230	EEP	154	59	51
□ 2231	EEP	196	76	51
□ 2285	EEP	196	76	51
□ 2286	EEP	184	71	51
□ 2287	EEP	182	70	51
□ 2288	EEP	172	67	51
□ 2289	EEP	194	75	51
□ 2290	EEP	189	73	51
□ 2291	EEP	190	73	51
Total area		12,213	4,713

EP	– Exploitation Permit
EEP	– Exclusive Exploration Permit
[1]	Subject to a joint venture agreement

Annual ore reserve declaration at December 31, 2014

								Attributable
At December 31	Category	Tonnes (Mt)		Grade (g/t)		Gold (Moz)		gold (Moz)
		2014	2013	2014	2013	2014	2013	2014	2013
PROVEN AND PROBABLE RESERVES

Kibali								45%	45%
	Proven	5.4	5.5	1.8	2.3	0.3	0.4	0.1	0.2
	Probable	78	84	4.3	4.1	11	11	4.8	5.0
Sub total	Proven and probable	83	89	4.1	4.0	11	12	4.9	5.2

Loulo								80%	80%
	Proven	2.2	2.2	1.8	1.9	0.1	0.1	0.1	0.1
	Probable	31	31	4.8	5.1	4.7	5.1	3.8	4.1
Sub total	Proven and probable	33	34	4.6	4.9	4.9	5.3	3.9	4.2

Gounkoto								80%	80%
	Proven	4.4	1.9	3.8	2.5	0.5	0.1	0.4	0.1
	Probable	18	15	4.6	4.5	2.6	2.1	2.1	1.7
Sub total	Proven and probable	22	17	4.4	4.3	3.2	2.3	2.5	1.8

Morila								40%	40%
	Proven	0.02	—	4.0	—	0.003	—	0.001	—
	Probable	13	14	0.7	0.7	0.3	0.3	0.1	0.1
Sub total	Proven and probable	13	14	0.7	0.7	0.3	0.3	0.1	0.1

Tongon								89%	89%
	Proven	7.1	3.3	2.2	1.4	0.5	0.2	0.4	0.1
	Probable	23	28	2.4	2.3	1.7	2.1	1.5	1.8
Sub total	Proven and probable	30	31	2.3	2.2	2.2	2.2	2.0	2.0

Massawa								83%	83%
	Probable	21	21	3.1	3.1	2.0	2.0	1.7	1.7
Sub total	Proven and probable	21	21	3.1	3.1	2.0	2.0	1.7	1.7
TOTAL RESERVES	Proven and probable	201	205	3.6	3.6	24	24	15	15

The reporting of ore reserves is in accordance with Industry Guide 7. Pit optimizations are carried out at a gold price of $1,000/oz, except for Morila which was carried out using a $1,300/oz pit optimization. Ore reserves are reported at a cut-off grade based on $1,000/oz gold price within the pit designs. Underground reserves are also based on a gold price of $ 1,000/oz. Dilution and ore loss are incorporated into the calculation of reserves.

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

SOCIAL RESPONSIBILITY AND ENVIRONMENTAL SUSTAINABILITY

sustainability governance

This section explains how sustainability is managed within the company. This includes the policies and procedures we have in place to ensure we engage effectively with our stakeholders and for identifying and reporting on sustainability risks and opportunities.

Management of sustainability

Sustainability governance flows from the top down at Randgold, with our board holding ultimate responsibility for all our efforts in this area. The board is supported by the environmental and social (E&S) committee, which meets quarterly and is chaired by our CEO. Although ultimate responsibility for our sustainability work rests at the top, we avoid a hierarchical structure by enabling a bottom-up approach as well. That is why, for example, our CEO attends regular mass meetings with employees, community leaders and other local representatives or why community grievances may be discussed at the E&S committee.

Day to day executive responsibility for implementing our sustainability policies and for achieving the sustainability targets and KPIs outlined in this report rests with the group environmental, community and safety managers. They report directly to the chief operating officers (sitting above the general managers), providing an important layer of independent sustainability oversight. In 2014, the corporate and sustainability reporting function was contracted to an independent, external consultant, reporting directly to the E&S committee and the board of the company.

The key role of this governance structure is to ensure we identify all sustainability issues and opportunities at an early stage, and have in place the right people and policies to deal with them. This risk-based approach is at the root of our ability to deliver good value.

A key part of our management approach is to ensure that sustainability is considered at all stages of a mine project. For example, even at the earliest stage of a mine project (the exploration phase), Randgold will put a formal grievance mechanism for the local community into operation. During the feasibility phase of a project we conduct detailed ESIAs to understand what sustainability risks exist; and when a mine begins production (the operational phase) we put in place detailed management structures, targets and performance assessments, including an environmental management system, to ensure these risks are controlled. From day one of operation, each mine is therefore focused on ensuring that it does not create any long term environmental liabilities and that it puts in place a viable strategy for postclosure economic growth.

Corporate governance

Our Code of Conduct helps ensure our values are applied throughout the company and defines the standards of behavior expected of all directors, employees and contractors. It sets out our standard on a range of issues including bribery, whistle blowing, record-keeping, fraud, interactions with governments and sustainable development. Contravention of this code would lead to disciplinary action and the potential termination of employment. The importance of complying with our Code of Conduct is explained to all new employees as a central part of their induction training.

Where appropriate, we include achievement of sustainability targets as a component of bonus-based remuneration packages. We also build succession planning in every executive management position, including our CEO, to ensure that our sustainability work is built into the DNA of our company.

As part of our tendering procedure we also encourage all contractors and service providers to implement our human rights, environmental and social standards, anticorruption and anti-bribery policies in their organizations. As detailed throughout this sustainability report, Randgold has a comprehensive set of policies and practices in place to deal with all our sustainability challenges. We rely on our people to effectively implement these policies, which have evolved through years of experience and are crafted to comply with host country legislation. This means that we tend not to officially adopt or endorse specific international charters or sustainability initiatives, even though we often agree with them and work to support them.

Examples of international standards or initiatives that fall into this description include the IFC Performance Standards, World Bank Operational Guidelines, OECD Convention on Combating Bribery and the Voluntary Principles on Security and Human Rights.

Anti-corruption measures

The group’s Code of Conduct requires all our personnel, and the personnel of our contractors, suppliers and partners not to engage in any form of bribery or corruption. Randgold undertakes due diligence on the parties it does business with. Our personnel are also trained in anti-bribery and corruption measures to ensure the group’s Code of Conduct is fully adhered to.

The group operates a whistle blowing policy where all our personnel and the personnel of our suppliers, contractors and partners are encouraged to report any breach or suspected breach of the group’s anti-corruption and antibribery policies to the group’s compliance officer. Our anti-bribery and anti-corruption policies and practices are regularly audited to assess the adequacy of and compliance with our Code of Conduct.

We believe in full transparency in our dealings with governments and we fully encourage our host governments’ efforts to establish procedures to ensure revenue transparency in accordance with international standards.

Stakeholder engagement

Ongoing discussion with our stakeholders is at the heart of our approach to sustainability. It allows us to understand their needs and therefore to build the deep partnerships that enable us to succeed. Our stakeholder engagement program aims to facilitate these discussions.

Our engagement program categorizes our stakeholders into eight specific groups: shareholders, employees, local communities, governments, relevant NGOs, trade unions, suppliers/contractors and the media. It ensures we communicate with all eight groups regularly throughout the year. Some of the elements included in this are:

▪	Quarterly results presentations to local authorities, and an annual presentation of results and performance to local communities;
▪	Monthly updates with local chiefs and community committees;.
▪	The attendance of trade union representatives at mine-level board meetings and strategic planning sessions;
▪	Community grievance mechanisms in place at all sites;
▪	Annual materiality assessment;
▪	Mass meetings with our CEO which are open to all mine employees, community leaders and other representatives.

This year our program has also included formal public meetings with community leaders and local authorities to receive feedback on last year’s sustainability report. There were also a total of three public participation programs (PPPs) this year linked to ESIAs around proposed new pits and hydropower stations at Kibali, DRC and the underground development at Gounkoto, Mali.

Materiality assessment

In 2013, Randgold conducted a ‘materiality assessment’, surveying both internal and external stakeholders to ask what they perceived our most critical sustainability risks to be.

This exercise helped us to compare what both internal management and external stakeholders perceive to be our most pressing sustainability issues and gives our executive management a useful tool to help ensure we are better aligned with all our stakeholders’ needs.

At the conclusion of the process we were able to identify the sustainability issues were assessed to be of highest priority by all stakeholders combined. We refer to this materiality assessment in this section.

The data on environmental, safety and economic impacts presented covers all six of our operational and development sites situated in Mali, Côte d’Ivoire, Democratic Republic of Congo and Senegal. With the exception of GHG emissions, it excludes our offices and guesthouses.

The data for previous years is provided in certain instances for comparative purposes. A selection of the sustainability information has been assured by an independent assurance provider, Environmental and Sustainability Solutions (ESS).

In terms of our value chain, all our gold (100%) is sold to the South African based refinery, Rand Refinery (Pty) Limited (Rand Refinery), which has an internationally respected reputation for integrity and ethics. Rand Refinery certified that its entire chain of custody is responsible and ‘conflict free’ and this certification is independently audited. Rand Refinery is also a member of the World Gold Council and the Responsible Jewellery Council. Randgold does not buy any minerals from artisanal miners.

Economic development

Our materiality assessment highlighted several ‘economic development’ issues to be managed including the need to create jobs and value in our host countries, to source products and services from local suppliers, to improve skills and to be transparent about revenue flows. We see all these issues as not only important risks to be managed but also a crucial pillar of our business strategy. We make significant contributions to host government revenues through taxes, royalties and dividends; and we create gold mines that act as a commercial engine to power local economic growth. Our strategy is that this combination helps to turn remote corners of some of the world’s poorest countries into robust economic dynamos, in turn helping us form the strong relationships that enable our business to succeed.

Our policies and performance

Randgold has a set of policies that aims to ensure that our mine projects are genuine partnerships with our host countries. These include joint ownership structures for all our respective mines (the states of Mali, Côte d’Ivoire and the DRC all have stakes of at least 10% in our respective mines), investments in major infrastructure, a commitment to transparency and long term agreements within our mining code obligations. Infrastructure is widely lacking across much of sub- Saharan Africa, where we operate, and is estimated to limit the continent’s GDP growth by two percentage points each year. For this reason, the creation of roads, power stations and telecommunication networks plays an important role in our contribution to national economic development.

Our infrastructure projects are by nature mutually beneficial: they both enable the construction and efficient operation of our mines and also ensure the ongoing ability of the local community to thrive and prosper.

Revving up local economic engines

An important part of our contribution to national economic development is our preferential procurement policy which commits us to buying products and services from local companies whenever possible. This helps foster a thriving local economy around each of our mines.

To support local small and medium sized enterprises (SMEs), we also provided business mentoring and training to a set of community companies in 2014 – including those working in areas such as borehole management, gardening, jam making and waste management.

We actively encourage wider economic activity and wealth creation that is not directly linked to the mine.

Knowledge transfer

When local suppliers do not have the right level of quality or expertise to meet our procurement requirements, we try to facilitate skill training or mentoring support from leading international companies in order to build local capacity. We believe this is an important contribution to national economic development as it helps world-class skills to enter and stay in the local workforce.

Our policy of requiring all suppliers to respect our sustainability and human rights policies also helps improve the quality and standards of local businesses and builds their capacity to access opportunities with other multinational companies in the future.

With over 90% of our workforce comprised of nationals, we are helping to improve skills and knowledge levels for each host country’s mining sector.

Prepared for crisis: Managing the Ebola risk

The outbreak of the Ebola virus in West Africa in 2014 was one of the most widely reported stories of the year. Randgold is no stranger to crises having managed our gold mines at times of civil wars and coups d’état, and this has been a situation that we continue to manage with high levels of alertness, preparedness and in partnership with relevant local authorities in each country of operation.

Preparedness and prevention

The Ebola virus is a serious infectious disease that can be easily transmitted through contact with body fluids, traditional burial services or as a result of handling bushmeat. We continue to apply the medical protocols for the identification, treatment and containment of the virus that we established in 2014.

These include a prevention program that means all mine personnel are screened for fever with contactless temperature monitors outside the mine entrance, and has seen all mines equipped with Ebola personal protective equipment (PPE), disinfection kits and mobile isolation units. Should any cases of the virus be detected, we have worked with international medical experts to establish a strict protocol for tracing and disposing of infected or potentially infected materials.

In 2014, we also formed a crisis team that includes all our senior medical officers who met weekly, and continue to do so, and who remain in constant contact with host governments, the World Health Organization and other NGOs to ensure that we are fully up to speed with the state of the epidemic and the measures being taken to contain it.

Partnerships in health

The key to Randgold’s crisis management approach is to integrate our responses with those of our host countries. In the case of the Ebola virus outbreak, this has included working with the Malian authorities in October 2014 to act swiftly to identify and contain the country’s first confirmed case of the Ebola virus. Randgold provided medical supplies to the hospital where the young victim was taken and was in close contact with the regional health director and national director of health. We have also been working closely with the Ivorian minister of health and the wider mining industry to coordinate our efforts against the disease throughout the year.

It is a great advantage that most of Randgold’s medical officers are West African and consequently very familiar with local practices and tropical diseases. In addition, the group’s chief medical officer, Dr. Haladou Manirou, has become the only West African on the Ebola Private Sector Mobilisation Group (EPSMG) – one of the main international bodies leading the medical response to the virus. As it did to rescue the region’s failing tropical disease control program of a few years ago, Randgold mobilized industry support through EPSMG for the Malian health authorities in their effort to contain the spread of the virus after the first case was reported. EPSMG meets weekly to share information on best practice in dealing with the disease. Due to the additional medical expertise, capacity and funding the private sector provided, Mali was officially declared Ebola-free at the beginning of 2015 by the United Nations Mission for Ebola Emergency Response.

Working with local NGOs has been crucial to our partnership approach. In 2014, our health teams have worked with local Malian NGO SOMAPIT to help train community healthcare workers on Ebola management and have worked with the National Program of Hygiene at Borders to raise awareness and screening levels at Doko airport in the DRC.

Alertness and awareness

Continued alertness and awareness is the key to continuing our successful response to the virus so far, and ensuring it does not spread to currently uninfected areas. Randgold is continuing an intensive drive to raise awareness among our employees and local communities about the manifestation and treatment of the Ebola virus symptoms.

Community development

Engagement with, and investment in, the local community both ranked very highly in our materiality assessment in 2013; and they sit alongside other community based issues such as artisanal mining, grievance management, resettlement and human rights as vital areas of our sustainability work.

Our policies and performance

We believe that the people who are best equipped to shape community development are the local community themselves. That is why we have established elected community development committees (CDCs) at the heart of our community investment.

CDCs consist of local leaders and women and youth group representatives who become responsible for the allocation of a community investment budget. Each community investment budget is designed to reflect a mine’s production levels and is spent on local projects that fall within five broad sustainable development categories: primary healthcare, education, food security, potable water and local economic development.

Each Randgold mine works closely with its CDCs to ensure that the projects they invest in can be maintained after the mine has closed. For example, if the CDC invests in drilling boreholes, we ensure there is also training for villagers to maintain and repair those water sources in the future. Where possible, we partner with local NGOs to harness their knowledge and expertise too.

Community development committee activity in 2014

Tongon

The Tongon CDC increased its spending by over 70% in 2014, investing over $580,000 in community projects. Among other initiatives, this helped fund two new maternity wards, the Korokara water project and the construction of five school classrooms in the town of M’bengue. There was also support for the creation of a community radio station for the region, following successful work to support Radio Sanso in Mali.

Morila

Spending by the Morila CDC increased by over 23% in 2014 reaching $182,862. Morila is the longest-standing CDC and projects last year included fixing a solar-powered borehole, financial support to local schools, training for community members in tractor management and the creation of a major new youth complex. A fund established for the sale of scrap metal also enabled a new health care center to be built at Figola, a nearby village.

Loulo

Spending by the Loulo CDC decreased by 45% in 2014, but the committee still invested over $238,000 in local projects. This included training in new economic sectors for local women; financial assistance to a local committee to help prevent the spread of the Ebola virus, assistance to the elderly, teacher salary payments and work to improve the profitability of several businesses in the local community. During 2015, the construction of infrastructure for the agribusiness project, to the value of $1.3 million, will be completed

Gounkoto

The Gounkoto committee benefited from a large increase in spending in 2014, due largely to the upfront costs required to construct a new agribusiness center in the community. In total, committee spending increased by 81% on 2013 levels to over $735,000. Other projects that the committee funded included the distribution of Ebola-prevention kits, the equipping of a high school computer laboratory in the town of Kenieba and the drilling of a new water borehole.

Kibali

At Kibali, the committee is now entering its second year and increased its spending by over 200% in 2014. The committee helped fund the construction or maintenance of several local facilities including Surur School, road and bridge repair and the handover of the local health clinic to the provincial government in the Orientale Province. We believe that passing the ownership and management of assets such as health clinics to local control is key to ensuring that development is locked in for the long term.

Hearing and resolving grievances

Creating and sustaining an open, two-way channel of communication between each mine and its surrounding community is at the heart or our community development approach. Our grievance mechanism is therefore a key tool for Randgold. The mechanism is based on guidance laid out in the IFC Performance Standards and the Equator Principles and aims to be an approachable, transparent and fair way for community members to register any non-employment related worries or complaints they have on the impacts of the mine. It is a mechanism that we set up at a very early stage and which we advertise widely using local radio, posters and local notice boards. We commit to responding to all grievances within one week.

Peaceful and progressive resettlement

We strive to avoid resettling households when we create our mines, but when resettlement does need to take place our policy is to make sure that the affected person is at the center of the process. Affected households are engaged at an early stage and throughout the process in order to create an agreed RAP, and our process commits to ensuring that their standard of living is improved or at the very least restored.

Resettlement Figures

	2014	2013	2012
Number of households resettled	29	4,216	1,208
RAP expenditure	$0.4 million	$92.4 million	$51.0 million

Respecting human rights

Randgold published a detailed update of our human rights policy in 2012, outlining our commitment to upholding fundamental human rights wherever we do business. The policy covers all aspects of our business including, but not limited to, areas of employment, resettlement, engagement of private security forces and our work with suppliers and contractors.

Finance for development

As part of our efforts to catalyze sustainable economic development, Randgold has begun to increasingly use microfinance as a tool. This fosters entrepreneurialism in areas where there have historically been no banks or access to other kinds of credit.

Our policy is to support existing appropriately accredited institutions to lend where possible rather than doing so directly. This is because we want to harness their expertise but also to ensure that we foster a culture of independence and not reliance on the mine. We also encourage the institutions to lend at a low interest rate.

There was particularly encouraging progress in Côte d’Ivoire where, in its first full year of operation, the microfinance facility proved popular and recorded a 98% recovery of loans with approximately 30% of loans going to women. In 2015, we will work with appropriately accredited institutions to establish a microfinance facility for Kibali.

Separate to Randgold’s core work, we were delighted that the newly created charitable foundation Nos Vies en Partage Foundation (which roughly translates as ‘sharing prosperity’) enjoyed its first full year of operation in 2014.

The foundation aims to spread the benefits of development beyond the surroundings of Randgold’s mines including in countries such as Angola, Benin, Gabon and Ghana. One of the foundation’s focuses is on projects supporting women and children - who typically benefit the least from economic growth.

Already Nos Vies en Partage Foundation has supported projects across 11 sub-Saharan African countries. These include assistance to orphanages, a center for physically and mentally disadvantaged children, a home caring for the elderly, a number of NGOs providing assistance to women and ill or neglected children and a charity supporting children with cancer.

The foundation is funded partly from the money raised by the sponsored motorbike tour from Abidjan in Côte d’Ivoire to Cape Town, South Africa, that Randgold’s CEO Mark Bristow, his son Craig, and a number of friends completed in 2014.

Meeting the development challenge together

We want to ensure that by building world-class gold mines, in partnership with our host countries, we create tangible and lasting development benefits for local communities. However, the challenges on the ground every day are very real and very extensive, so the question of where to ‘draw the line’ on community investment is one that is regularly discussed.

On the one hand, our commercial interests lead us to invest significantly in areas such as primary healthcare, drinking water and education. Yet on the other hand, as a business, a limit has to be placed on our role so that more permanent, publicly-owned entities can take over and ensure the social development we foster lasts long after our mines have closed.

From outputs to outcomes

To constantly improve our impact in the communities where we operate, we have also committed to monitor the ‘outcomes’ of our community development work more closely, instead of just the ‘outputs’.

This year, therefore, instead of only measuring how many schools or classrooms are built, we have also looked at areas such as class sizes because smaller class sizes are commonly regarded to lead to better overall educational outcomes for the student. We have also monitored the provision of basic resources to schools.

The new schools built by Randgold are delivering smaller than average class sizes in DRC and Mali and higher than average connectivity to drinking water and, in Mali only, electricity. However it is clear that more work needs to be done to reduce class sizes in Côte d’Ivoire and to improve access to electricity and water both in Côte d’Ivoire and DRC.

We believe that our partnership approach is not only central to our commercial success but crucial to ensuring that our mines act as a catalyst for genuinely sustainable development.

Protecting and empowering our workforce

It was no surprise that, in our 2013 materiality assessment, ‘safety’ was selected as the most pressing sustainability issue by both internal and external stakeholders. It sits alongside the need to maximize local and national employment, the need to develop skills to meet the demands of the organization and the need to protect workers from occupational hazards – as a key set of human capital risks we must manage.

Simply put, our business depends on the skills and passion of our workforce so these issues are our top priority. We aim to create an engaged and motivated team led by host country nationals and with each individual taking responsibility for delivering our business goals and a safe environment. We believe that all occupational injuries and fatalities can and should be prevented and we work towards that target.

Our workforce

Randgold mines created employment for a total of 11,822 people in 2014 of which 91% were nationals from our host countries of operation.

The total workforce of 11,822 is a significant contraction from over 15,000 persons in 2013. This reflects the conclusion of the major construction phase of the Kibali gold mine.

Hiring and upskilling host country nationals is central to Randgold’s human resources approach. Competent management is arguably the biggest business asset for any gold mine and by recruiting outstanding candidates from host countries and training local people to world-class standards, we develop cost effective, accountable management that deliver highly productive gold mines.

Our target in this area is to maximize the number of host country nationals in senior roles. In 2014, it was therefore an important achievement that 91% of our mining workforce were nationals and that localization efforts moved forward at mines such as Loulo and Tongon.

At Loulo, expatriate numbers were reduced by 10% and all but one of the entire management team is now Malian. In total, nine senior international employees were replaced by trained nationals in 2014. This is a relatively low number but is an indicator that we hope to increase over the medium term reflecting the time needed to transition skilled senior workers.

In terms of gender diversity, Randgold is an equal opportunity employer. We have transparent nondiscrimination policies and strive to employ the best people at each site, especially from local communities.

Safety as our top concern

Sustainability begins at home and Randgold’s primary commitment is to the safety of its employees. We have a wide range of measures in place across all our mines to protect employees in all parts of our operations.

We view safety as a continuous and constant program of work and every day our employees meet for “toolbox” morning sessions on safety, engage in regular safety training, check personal protective equipment and are encouraged to speak out should they see any risks not being dealt with appropriately.

We take a preventative approach to safety and use the internationally recognized OSHAS 180001 standard as framework for our health and safety management. In 2014, all our mines were certified to the OHSAS 18001 standard with the exception of Kibali which will, as a newly operational mine, be applying for its accreditation in due course. Our policy is to combine both the top-down approach that flows from constant supervision and the bottom-up approach of asking every individual employee to be their ‘brother’s keeper’ i.e. to take responsibility for the safety of themselves and those around them. Other measures include, but are not limited to, the wide use of signage in multiple languages, the use of rotating monthly safety themes and a fast response protocol for when a LTI occurs that can include safety stand downs, the issuing of flash reports and detailed analysis by supervisors.

We were pleased to record an 18% reduction in our LTIFR for 2014, reducing the rate for the third year in succession to a historic low. This is particularly gratifying at a time when the scale and complexity of our operations continues to grow, including reaching the highest level of production in our history.

At group level, LTIs were reduced to 13 this year, a reduction of 35% on 2013, and a decrease of 65% on 2012. The teams at Tongon and Gounkoto both achieved zero LTIs throughout 2014 and there have been significant improvements at Kibali with a 50% reduction in the number of LTIs compared to 2013.

We also seek to introduce new technology where it has been shown to add proven and tangible benefits for the safety of our workforce. In 2014 we upgraded the ventilation systems to improve temperatures underground.

2014 Safety performance

	2014	2013		2012
Total labor[2]	12,341	15,373	[1]	11,990	[1]
Person hours	27,583,588	35,246,261		25,327,309
LTIs[3]	13	20		38
LTIFR[4]	0.47	0.57		1.5
Fatalities	1	1		1
Near misses	189	128		120

	Individual mine level
	Loulo		Gounkoto		Morila		Tongon		Kibali
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Person hours	6,410,729	6,103,322	2,152,358	2,408,290	2,697,840	2,035,248	4,628,717	4,480,840	11,693,944	20,218,560
LTIs[3]	4	5	0	0	3	1	0	2	6	12
LTIFR[4]	0.62	0.82	0	0	1.11	0.49	0	0.45	0.51	0.59
Fatalities	0	0	0	0	0	0	0	0	1	1
Near misses	29	34	36	40	6	2	34	37	84	0

1.	Restated from last year due to slightly updated recalculation.
2.	Including persons employed by our contractors.
3.	Defined as injuries that occur in the execution of duties that mean the person is unable to perform those duties for at least one day.
4.	Number of LTIs per million man hours worked.

Training

We are constantly investing in training to improve the performance of our employees so that Randgold meets its business goals. With such a large number of employees coming from local communities, many of whom had never worked in the sector before, training is central to our working culture. We use psychometric testing to identify local people with the aptitude for skilled positions and then require each worker to learn their position through shadowing a mentor, often on one of our other mines. Such informal training continues until a line manager certifies them to be able to undertake the role to the required standards themselves.

To help develop the leaders of tomorrow, we also invest informal training for our most talented employees, including courses and diplomas at leading international universities. In 2014, a total of 210 employees received formal training at a total investment cost of $543,225.

Industrial relations

Our employees are a core stakeholder in our business and that belief forms the cornerstone of our industrial relations policies. All employees are free to join unions and our countries of operation are strongly unionized with the right to freedom of association enshrined in law.

We estimate that approximately 85% of our employees are union members with the remaining 15% set apart due to a long term incentive program we introduced for senior employees. This program effectively moves participating employees into management and out of the employee side of negotiated work conditions.

We recognize all groups that legitimately speak for our workers and meet with union representatives at each mine site on a monthly basis; they also attend quarterly board meetings. There are also other initiatives such as the general manager’s weekly safety meetings to encourage open and constant dialogue.

Our strategy of continuous meetings with worker representatives, sub-contractor management and all stakeholders continued to drive a calm industrial relations climate in 2014.

In Mali, there were numerous calls from unions in other sectors in the country for the Mali mines to join them in sympathy strikes but there was only one occasion when they agreed to - at Morila, when less than 15% of the workforce followed the strike for two days.

There was also one industrial relations stoppage at Tongon in the second quarter when our mining subcontractor TOMI experienced a wild-cat five-day strike without warning.

In total, 11 days’ work were lost to strike action over the course of the year across the whole group.

Mine Level Agreements (MLAs) are the basis of our industrial relations policy. These are collective agreements with the unions at each mine. They are designed to complement national labor laws and to establish the way each mine operates with regards to detailed items such as salary increments or acceptable behavior in a strike situation. MLAs are reviewed every three years, and no MLAs were due for review in 2014.

Managing health risks

Our mines are located in isolated parts of Africa where access to basic healthcare tends to be extremely limited and where infectious diseases can create significant human and business risks. That is why health issues, such as malaria and HIV/AIDS, appeared prominently in our materiality assessment in 2013. We believe that a healthy workforce and the security of knowing their immediate family are healthy are critical to the productivity and functioning of our mines.

Access to healthcare

As part of our sustainability policies, we provide free basic medical services to employees, their immediate family and to community members within a 10km radius of each of our mines. Our policy is to establish health clinics both on the mine and in nearby villages, with the aim of the latter being to transfer control to local authority over the medium-term. In 2014, the community clinic in Kibali was transferred to the provincial authority. In 2014, we operated seven clinics across our five mines and their communities. This resulted in just over 100,000 medical consultations of which around 70% were for employees. The total number of consultations is down slightly on last year, reflecting the contraction in the size of the workforce as a whole.

Net benefits in our fight against malaria

As well as our core provision of basic healthcare, Randgold also runs a focused program at each of our mine sites to combat malaria. This disease kills around 25,000 people in our three countries of operation each year but it is preventable and we are glad to report zero deaths from the disease among our host communities in 2014.

We believe that the battle against the disease is one of our best investments. Over 4,000 sick leave days were recorded due to malaria in 2014 – around 28% of total absenteeism – and reducing these losses helps make a strong business case for our anti-malaria program. More than this, however, we also find that the productivity and morale of our workforce is boosted enormously when they know that they, their family and friends need not live in fear of this disease.

The total number of malaria cases across the group reduced from 8,102 in 2013, to 6,163 in 2014 – a reduction of 24%. This brought group level malaria incidence below 50% for the first time, and puts incidence at all mines at least 30% below the initial baselines set before the mine started. While this is encouraging, it does not meet our ambitious target to reduce incidence of the disease by 25% year-on-year and we were disappointed by slight increases in the rate at both Kibali and Morila.

Helping prevent and live with HIV/AIDS

HIV/AIDS is widespread across sub-Saharan Africa, particularly in the DRC. Our HIV/AIDS program aims to help stop the spread of the disease by encouraging safe sex, raising awareness and promoting VCT.

The target for our HIV program is no new infections among our employees.

In 2014, we spent over $27,000 on our HIV/AIDS program. Among other measures, this helped to enable the distribution of over 161,000 condoms, funded mobile video education units in the communities and AIDS awareness month in December, and supported training for peer educators. Our peer educators are members of the community, including employees and sex workers, who are trained in counseling about HIV and communicating the risks and tend to have more resonance with their peers than others can.

It was very encouraging that the number of employees and sub-contractors tested for HIV on a voluntary basis at our mine clinics rose by 10% in 2014, rising to 3,207 people in 2014, from 2,908 in 2013. This is important because early awareness of the disease helps to arrest its spread and makes treatments generally more effective.

We were disappointed by a slight increase in the HIV prevalence rate in 2014 and in the number of positive cases among employees – which rose from 95 in 2013 to 109 in 2014. However, it is encouraging to see the prevalence rate at Kibali drop after an increase last year and that, at 11.3%, it is now some way below the baseline recorded in 2010.

Occupational health

The business of gold mining presents a number of health hazards and we undertake a wide range of healthcare programs to fit the specific circumstances of each department and operation.

At group level, there were 27 new cases of occupational health conditions in 2014. These were all related to hearing impairments and all from two specific sites, Tongon (9) and Loulo (18).

Our occupational health work aims to both reduce exposure to risks and to pro-actively spot potential health issues through regular medical consultations for employees. These consultations monitor for issues such as heavy metal in the blood, silicosis, tuberculosis and hearing issues and include biological and radiation testing for those departments with exposure to chemicals or other hazards. Our employees must all pass minimum fitness standards.

Each workplace undertakes a risk assessment to identify occupational health issues and we use appropriate equipment and engineering controls to minimize risk. All staff are provided with relevant personal protective equipment from high visibility vests, safety glasses, and ear defenders to helmets and safety boots. Our occupational health processes are certified against the OHSAS 18001 health and safety standards.

First aid training is also regularly provided and our underground projects have two specially trained mine rescue teams on site with specialist equipment.

We also seek to use the latest technology where possible and improvements to equipment in 2014 have included the introduction of quieter fans to reduce the risk of industrial deafness.

Environmental management

Our policies and performance

The focus of our environmental practices on each mine is defined by the detailed environmental impact assessment that we conduct at the feasibility phase of any project. This sets a baseline for our understanding of environmental risks and defines our approach to energy, water, waste and biodiversity management.

Once the mine is operational these findings become the basis of an EMS that is drawn up in line with IFC Performance Standards, national regulations and local community input. Ultimately, our aim is to keep our negative environmental impact to a minimum and to ensure we do not leave any long term environmental liabilities.

All our sites, with the exception of the newly-opened Kibali, are ISO 14001 certified, which helps us to identify and deal with any environmental risks and thereby comply with international best practice. We also conduct independent audits to check our compliance with the IFC Performance Standards. We had no significant environmental fines or non-monetary sanctions in 2014 and Morila’s ISO certification was reviewed and recertified.

Our environmental management systems track three types of environmental incidents ranging from major class 1 incidents (such as incidents resulting in destruction of community property), to moderate (class 2) and more minor class 3 incidents (such as release of effluents within the boundary fence).

In 2014, there was one major and 20 moderate environmental incidents across the group. This was the first class 1 incident in three years. The incident occurred at Tongon in December 2014 when a tailings pipeline burst and, although initially contained in a small dam, was accidentally pumped into a diversion trench linked to the river. While the leaked slurry was contained in the dam it was treated with an iron sulphate, to neutralize chemicals such as cyanide. However, the incident caused the death of some fish and required remedial action to be taken including water sampling to test levels of sulphates and toxins in the local water supply and information and awareness sessions with communities downstream and along the river. A formal report was submitted to the minister of mines in Côte d’Ivoire who also undertook their own investigation as is the standard for such incidents. We will continue to monitor closely for any negative effects in 2015.

In 2014, the Kibali ESIA was updated to include new satellite pits. This entailed completing numerous specialist studies as well as public consultation, all of which was in line with IFC standards.

Energy use and greenhouse gas emissions

Gold mining is an energy intensive operation but we strive to reduce our energy use using measures that are appropriate for each site. For example, at Kibali there is an abundance of water so we are working to maximize use of hydropower; while in Tongon most of our energy savings come from connections to the national grid. We also seek to instigate energy efficiency measures at all operations.

Environmental Incidents	Class 1[1]			Class 2[2]			Class 3[3]
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Loulo	-	-	-	10	8	5	47	61	63
Gounkoto	-	-	-	-	-	2	21	22	18
Morila	-	-	-	-	-	-	1	2	2
Tongon	1	-	-	1	4	2	10	18	29
Kibali	-	-	-	9	5	1	17	24	15
Total	1	-	-	20	17	10	96	128	127

1.	Major incident resulting in death or injury or destruction of community property or husbandry.
2.	Medium incident involving material disruption to production or uncontrolled release of contaminated effluent outside the boundary fence of the operation.
3.	Minor incident involving controlled or uncontrolled release of effluent or pollutants within the boundary of the operation.

Overall, our energy usage across the group this year was 764,140MW, an increase of around 30% on our 2013 usage and reflecting the increase in production levels. Encouragingly, our energy efficiency improved from 44.5kWh/tonne for each tonne of ore milled in 2013 to 37.4kWh/tonne ore milled, meaning we used around 4% less energy for each tonne milled.

Some of the biggest increases in energy use in the early part of 2014 were at our Loulo mine and, towards the end of the year, we commissioned an independent audit into power efficiency at the site to identify where energy could be better managed. This resulted in a number of innovations for power saving that are now being implemented including running the CAT machines and spinning reserves at more optimum levels, improving underground efficiency by installing a single pump and by stopping the underground conveyors running continuously. By the end of 2014, the overall milling system at Loulo had already observed significant improvements in power efficiency.

One of the highlights of 2014 in this area was the bringing online of the Nzoro 2 hydropower station at Kibali. Our increased use of hydropower last year has been one of the contributing factors in our improvements in emission intensity from 50.47 tonnes CO2-e/kt milled in 2013 to 42.43 tonnes of CO2-e/kt milled in 2014. Also in 2014, solar panels were introduced at Loulo to generate power for the offices and administrative buildings. In 2015, we may consider commissioning feasibility studies into where further use of renewables may be viable, especially in Mali where return on investment is likely to be highest.

Water management

Our individual operations develop site-based action plans on water management due to the variations in climate in each country. In Mali and Côte d’Ivoire, which are prone to drought, security of water supply and efficient use of water are our most critical concerns whereas our Kibali mine receives nearly two meters of rainfall each year so does not have such issues around security of supply.

The amount of water that we take from freshwater sources such as rivers is governed by permit restrictions set by the relevant, governing authority.

At the center of our water management policy is our ambitious group target to recycle 85% of process water. Water recycling helps to reduce overheads, ensures security of supply in drought prone areas and mitigates the potential of environmental incidents. It also reduces energy use as less electricity is needed to pump from freshwater sources.

Our water recycling levels reached 75% in 2014. Although this total did not meet our group target, it was still a relatively high level of recycling. Water saving measures that helped achieve this figure included measures to maximize return water from tailings dams and the creation of water champions in some teams. The commissioning of Kibali’s TSF was a big factor in lowering levels of return water recycling in 2014, as the return water line was only operational some six months after the commissioning of the TSF. With this now in place we are confident of achieving the group recycling target of 85% in 2015. Efforts at Loulo were also notable in 2014 as improvements in water efficiency there reduced abstraction from Mali’s Falémé River by around one million cubic meters, the equivalent of 13 million bath tubs of water.

Water monitoring

We regularly monitor surface and groundwater quality and test drinking water on and off site for the risk of water pollution. In line with international standards and local legislation, we test for over 30 chemical elements including various heavy metals, cyanide and arsenic. In the DRC, a government agency conducts an independent audit of our monitoring processes every two years.

There are also regular checks and reinforcements made to our TSFs where the waste products from our processing plant are deposited. An independent auditor regularly checks the management of these facilities. This year we took remedial action at Loulo when a borehole near the TSF showed elevated levels of iron and sulphates. We have commissioned a survey to look carefully at what the source of this pollution might be and to present the best options to deal with it including updating the TSF model. This will be enacted in early 2015.

A new innovation that is being piloted at Loulo in 2014 has been to introduce a wetlands system below the water treatment plant for underground water. The wetlands remove sediments and pollutants such as nitrates from the water. Nitrates can appear in the water system due to residue from the use of explosives, however the wetlands feed on them, using them as nutrients and removing them from the water cycle.

Waste and cyanide management

We have site-specific waste management plans in place at each site covering the variety of wastes that we produce including organic, inorganic and hazardous materials. Each plan details how each type of material should be handled, stored, separated, recycled or disposed of. We strive to recycle and reuse waste wherever possible and to ensure all materials are dispatched safely.

When required, we bring in outside expertise such as using geotechnical engineers to ensure that waste rock dumps are stable with correctly angled slopes. Arguably the most important part of our waste management is the handling of hazardous waste including acids, chemicals and, in particular, cyanide.

In 2013, we reviewed our cyanide management and introduced a new internal cyanide code to ensure we are aligned with international best practice for its production, transportation, storage and use. This includes conducting annual cyanide audits at each site.

In 2014, we continued to ensure that all staff are trained in our new cyanide standard, including extra training and supervision for those transporting cyanide and burning waste packaging and increasing the frequency of monitoring at tailings dams.

Protecting biodiversity

Our mines have a major impact on the flora and fauna present on the original sites but we go to great lengths to minimize our negative effects and to repair damage done wherever possible. No habitats of any endangered species are affected by Randgold mines.

Detailed records of the full range of biodiversity present on a site are taken during the initial ESIAs on any project and each site has a large and detailed biodiversity action plan, detailing various habitats across the site to help restore our sites to match the original ecosystems as much as possible.

Land restoration is an on-going process and we are continually working to replant indigenous plants throughout the life of the mine.

Dust Management

Management of ambient air quality, and in particular the suppression of dust, is an important part of our environmental policy. Most of our countries of operation are dusty, particularly during the dry season, and many of the processes of mining such as blasting, dumping and crushing can combine with this climate to create significant amounts of dust.

Throughout 2014, Kibali, Morila and Tongon mines recorded low to moderate dust levels at all monitoring stations. However, dust management around our Loulo and Gounkoto mines (and particularly on the Loulo- Gounkoto service road) has been a particular area of focus for us in 2014 as monitoring stations returned dust levels in excess of the 500mg/m2/day level set as high by IFC guidelines.

In response to the high dust levels around Loulo-Gounkoto, we have run a pilot program trialing the application of different substances including polymers, molasses and bitumen to roads to consider which is most effective. Results will be analyzed and the most effective dust suppression method rolled out in 2015.

Workers in areas such as the pit, which are inevitably very dusty due to the nature of the processes taking place, are provided with personal protective equipment to protect their eyes and lungs and receive regular medical checks and if necessary to allow for appropriate action taken.

Throughout November and December 2014 Randgold undertook an exercise to update and build on its materiality assessment, and so understand which sustainability issues might need to be prioritized in 2015.

Our process

To carry out the update to our materiality assessment we presented both internal and external stakeholders with a long list of over 40 potential sustainability topics and asked them to score the potential impact on Randgold’s business of each of these issues.

For internal stakeholders, we asked heads of key departments and the executive management team to update their assessment of the priority issues for the business, discounting last year’s results. For external stakeholders, we combined survey responses from 2013 with an additional set of external stakeholders that were approached for the first time this year. The complete group of over 100 external stakeholders included local and regional authorities, local businesses, external contractors, staff, worker’s unions and police.

The results were reviewed and agreed internally by Randgold management to ensure they provided balanced coverage of the company’s most material issues wherever they occur in the value chain.

Our emerging findings

The results of the update to our materiality assessment showed that 80% of our highest-impact issues remained in this top category, but there were also some notable movement around which issues both internal and external stakeholders placed in their top third of priorities.

Among internal stakeholders, the top two issues of ‘safety’ and ‘cyanide management’ remained the same as in 2013 but the issues of ‘water pollution’, ‘corporate governance’ and ‘community grievance resolution’ all rose considerably up the internal priority list to complete the top five in 2014.

Among external stakeholders, the top three issues (‘safety’, ‘community engagement’ and ‘community investment’) all remained the same. Below that there were eleven issues that moved between five and ten places in the priority list. The fastest rising issue among external stakeholders in 2014 was ‘artisanal mining’, which rose eleven places and entered the top third of priorities for external stakeholders.

One of the most useful outcomes of the materiality assessment exercise is that it helps the Randgold team to identify where gaps in perception exist between internal and external stakeholders. The 2014 results showed nine issues where comparative rankings showed a difference of 15 places or more. These included issues such as ‘HIV/AIDS’, ‘corporate governance’ and ‘bribery and corruption’ where a gap of over 20 places existed between the internal and external rankings.

The Randgold team will work to address these gaps in 2015 and ensure that the issues of importance to each group are adequately attended to.

Priority issues

In order to draw a threshold for our reporting, we set boundaries to identify ‘high’ and ‘medium’ impact issues. We define high impact issues as those that appear in both internal and external stakeholders’ top 10 most important issues, while medium impact issues are defined as those appearing in the top 3rd (13) of either internal or external stakeholder lists.

As listed below, the 2014 assessment showed four ‘high priority’ issues and 16 medium-impact issues. This compares to five high impact issues in 2013 - ‘local and national employment’ being the issue that slips back. The results also introduced five new issues within the medium impact category, these are: ‘air pollution’, ‘artisanal mining’, community grievance mechanism’, ‘corporate governance’ and ‘indigenous populations’.

There are also three issues that dropped below this medium impact line in 2014 they were: ‘resettlement’, ‘energy use & efficiency’, and ‘local procurement & partner development’.

High impact issues:

▪	Safety
▪	Cyanide management
▪	Community engagement
▪	Water pollution

Medium impact issues:

▪	Air pollution
▪	Artisanal mining
▪	Bribery and corruption
▪	Community development and investment
▪	Community grievance mechanism

▪	Corporate governance
▪	Environmental incidents
▪	HIV/AIDS
▪	Indigenous populations
▪	Legal compliance
▪	Local economic development
▪	Local and national employment
▪	Malaria
▪	Revenue transparency
▪	Staff training and skills transfer
▪	Waste management

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

LEGAL PROCEEDINGS

As at December 31, 2014, the group had received claims for various taxes from the State of Mali totaling $313.0 million, in particular with respect to the Loulo, Gounkoto and Morila mines. The claims have increased by $190.0 million in the year, substantially representing $201.3 million of additional claims received in respect of Loulo and Gounkoto following the tax audits during the year, offset by foreign exchange movements. Having taken professional advice, the group considers the material claims to be without foundation and is strongly defending its position, including following the appropriate legal process for such disputes in Mali. Loulo, Gounkoto and Morila have legally binding Establishment Conventions which guarantee fiscal stability, govern the taxes applicable for the companies and allow for international arbitration in the event that a dispute cannot be resolved in the country. On November 25, 2013, Loulo instigated arbitration proceedings against the State of Mali pursuant to the terms of Loulo’s Establishment Convention at the International Center for Settlement of Investment Disputes in respect of $57 million of claims. Management continues to engage with the Malian authorities at the highest level to resolve this issue and the other unresolved tax claims. The arbitration process is ongoing, with hearings being held in the first quarter of 2015. The outcome of the process is expected to be concluded during 2015. However, it may be necessary to instigate additional arbitration proceedings to resolve these disputes.

Other than as disclosed above we are not party to any material legal or arbitration proceedings, nor is any of our property the subject of pending material legal proceedings.

HEALTH AND SAFETY REGULATIONS

Mali

The primary laws, regulations and standards governing Safety and Health in our Malian operations are as follows:

•	Law 1992-020 Code du travail (the Labor Code);

•	Ordonnance No. 99-032 le code minier, Ordonnance 200-013 le code minier modifications 2000 (the Mining Code);

•	Decree No. 91-278 / PM-RM Approving the Establishment Agreement Covering Research and Mining in the Republic of Mali (the Decree);

•	Code de la Sécurité (INPS—Institut National de Prévoyance Sociale);

•	Sécurité Sociale du Mali (Social Security Code); and

•	Convention Collective (National Collective Agreement for the Mining Industry).

Labor Code

The Labor Code provides generally for the following:

•	General provision for protection, prevention and hygiene;

•	Dangerous goods handling;

•	Employer responsibility regarding safety and health (implementation of safety system);

•	Labor inspector duty (control of employer safety system);

•	Injury notification to Labor Inspector within 48 hours;

•	Requirement to ensure medical service on site;

•	Medical leave (up to 12 months) and medical separation compensation; and

•	Establishment of a Joint Management and employees health and safety committee.

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

Morila, Loulo and Gounkoto have a Hygiene and Security Committee made up of elected labor and specialist management representatives, as outlined in the respective labor code. This committee designates, from its members, a consultative technical sub-

committee charged with the elaboration and application of a concerted policy of improvement of health and security conditions at work. Its composition, attributions and operational modalities are determined by legal provisions and regulations.

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

DRC

The Mining Code, Law No. 007/2002 signed into law on July 11, 2002, and its ancillary Mining Regulation, adopted in 2003, is the primary statute forming the legal basis for mining activities in the DRC. Articles relating to social and environmental impact studies are listed below:

Key Environmental Legislation in the DRC by aspect General environment

•	Arrêté Ministériel No. 043 of December 8, 2006 and No. 08 of April 3, 2007

•	Ordinance No. 07/018 of May 16, 2007

Soils and land use

•	Article 28 (Topography, Geology and Land Use) from Chapter II of Schedule IX, Mining Regulations, Decree No. 038/2003 of March 26, 2003

•	Article 75 (Dead Ground Management) of Chapter V of Schedule IX, Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

Water

•	Decree of May 6, 1952 on water

•	Ordinance 52-443 of December 21, 1952

•	Regulation on lake and watercourse contamination and pollution of July 1, 1914

•	Article 30 to 33 from Chapter II of Schedule IX, Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

•	Articles 53 to 74 of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

Climate and air quality

•	Article 29 (Climate and Air Quality) of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

•	Articles 49 to 52 of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

Biodiversity and protected areas

•	Forest Code (Law 011 2002 of 28 May 2002)

•	Regulation No. 69-041 of 22 August 1969

•	Regulation No. 79-244 of 16 October 1997 (Amended 1995 and 1996)

•	Law No. 75-023 of July 22, 1975 and Regulation No. 78-190 of May 5, 1978

•	Articles 34 to 37 (Biological Environment) of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

•	Schedule XII of the Mining Regulations, Decree no. 038 / 2003 of March 26, 2003

Noise and vibrations

•	Schedule XIII of the Mining Regulations, Articles 1 to 6

•	Articles 46 to 48 from Chapter II of Schedule IX, Mining Regulations, Decree No. 038/2003 of March 26, 2003

Cultural heritage

•	Ordinance 70-089 of 11 March 1970

•	Ordinance 71-016 of 15 March 1971

•	Article 46 of the Constitution of the DRC of February 18, 2006

•	Articles 205 and 206 of the Mining Code and Regulations

Resettlement

•	Code Foncier Immobilier et Régime des Sûretés, April 5, 2006

Artisanal mining

•	Articles 223, 224, 232, 233, 416, 417 and 575 of the Mining Regulations, Decree No. 038/2003 of March 26, 2004

Mining code

Mining articles which were taken into account for the Kibali mining project include the following:

•	Article 15 of the DRC Mining Code confers the responsibility on the Department in charge of Protection of the Environment, within the Ministry of Mines, in conjunction with other government departments, of environmental protection including the technical evaluation of the EIS and EMP of the project and the Mitigation and Rehabilitation Plan (MRP). The Mining Code is supported by the mining regulations.

•	Article 42 requires that, and provides the framework within which, the EIS and EMP for a new mining right is evaluated.

•	Article 50 defines the scope of a mineral exploration license. The undertaking of exploitation activities on an exploration permit is prohibited. The holder of an exploration license, however, has the exclusive right to apply for the conversion to an exploitation license during the validity period of the exploration license.

•	Article 69 requires that an applicant for an exploitation permit submits an EIS and EMP for the project and approval of said documents are required for granting of the exploitation license in terms of article 71.

•	Article 277 regulates works required between adjacent mines, and should such works be required, the title owners cannot object to them and payment of costs will be pro-rata.

•	Article 279 stipulates the restrictions on the occupation of land and requires consent before any area within 180m from temporary or permanently occupied buildings, 45m from ploughed land and 90m from land used for breeding cattle or with a reservoir; dam or private water reserve is occupied.

•	Compensation for use of the land is regulated by articles 280 and 281.
•	Article 283 determines the authorized activities within the exploitation right and adjacent areas.

•	Article 294 allows for the confiscation of the provision for rehabilitation by the court should the owner fail to adhere to the provisions of the EMPP at completion of the exploitation works.

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

We are progressing with the implementation of occupational health and safety assessment series OHSAS 18001 at all of our operations as part of our health and safety strategy to continuously improve safety in our operations. All our mines are now certified to OHSAS 18001 standard with the exception of Kibali which became operational in 2013 and will apply for its certification in 2016.

See “Social Responsibility and Environmental Sustainability.”

C. ORGANIZATIONAL STRUCTURE

The following table identifies our subsidiaries and joint ventures and our percentage ownership in each subsidiary or joint venture:

Countries of Incorporation Name of Company	% effective ownership
Jersey
Randgold Resources Limited	—
Randgold Resources (Burkina) Limited	100
Randgold Resources (Côte d’Ivoire) Limited	100
Randgold Resources (Kibali) Limited	100
Randgold Resources (DRC) Limited	100
Randgold Resources (Secretaries) Limited	100
Randgold Resources (Mali) Limited	100
Randgold Resources (Senegal) Limited	100
Randgold Resources (Somilo) Limited	100
Randgold Resources T1 Limited	100

Randgold Resources T2 Limited	100
Randgold Resources (Gounkoto) Limited	100
Mining Investments (Jersey) Limited	100
Isiro (Jersey) Limited	51
Morila Limited	50
Moto (Jersey) 1 Limited	50
Moto (Jersey) 2 Limited	50
RAL 1 Limited	50.1
RAL 2 Limited	50.1
Kibali (Jersey) Limited	50
Kibali 2 (Jersey) Limited	50
Kibali Services Limited	50
KAS 1 Limited	25.05
Australia
Moto Goldmines Australia (Pty) Limited	50
Border Energy (Pty) Ltd	50
Westmount Resources NL	50
Border Resources NL	50

Countries of Incorporation Name of Company	% effective ownership
Burkina Faso
Randgold Resources Burkina Faso SARL	100
Canada
Moto Goldmines Limited	50
0858065 BC Limited	50
Côte d’Ivoire
Randgold Resources (Côte d’Ivoire) SARL	100
Société des Mines de Tongon SA	89
Democratic Republic of Congo
Kibali Goldmines SA	45
Randgold Resources Congo SPRL	100
KGL Isiro SARL	51
Mali
Randgold Resources Mali SARL	100
Société des Mines de Morila SA	40
Société des Mines de Loulo SA	80
Kankou Moussa SARL	75
Société des Mines de Gounkoto SA	80
South Africa
Seven Bridges Trading 14 (PTY) Limited	100
Tanzania
Randgold Resources Tanzania (T) Limited	100
The Netherlands
Kibali Cooperatief UA	50
Uganda
Border Energy East Africa (Pty) Limited	50
United Kingdom
Randgold Resources (UK) Limited	100

D. PROPERTY, PLANT AND EQUIPMENT

For a discussion of our principal properties, including mining rights and permits, see “PART I. Item 4. Information on the Company – A. History and Development of the Company” and “PART I. Item 4. Information on the Company – B. Business Overview”. We have all material legal rights necessary to entitle us to exploit such deposits over the remaining life of mines which are estimated in respect of Morila in Mali to 2017, Loulo in Mali to 2028, Tongon in Côte d’Ivoire to 2020, Gounkoto in Mali to 2025 and Kibali in DRC to 2031.

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

General

We earn substantially all of our revenues in US dollars and a large proportion of our costs are denominated or based in US dollars. We also have Euro, Communauté Financière Africaine franc and Pound Sterling denominated costs, which are primarily wages and material purchases. A large portion of our capital commitments for 2015 are denominated in South African Rand and Euros and relate to the Loulo-Gounkoto complex and Kibali.

Impact of Malian, Côte d’Ivoire and DRC Economic and Political Environment

We are a Jersey incorporated company and are subject to income tax at a rate of zero percent in Jersey. However, our current significant operations are located in Mali, Côte d’Ivoire and the DRC and are therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Mali, Côte d’Ivoire and the DRC as discussed under “PART I. Item 3. Key Information – D. Risk Factors – Risks Relating to Our Operations.”

Impact of Favorable Tax Treaties

We are subject to corporate tax at a rate of zero percent in Jersey. Loulo benefited from a five year tax holiday until November 7, 2010. Tongon also benefits from a five year tax holiday in Côte d’Ivoire which commenced on December 1, 2010. The Gounkoto convention was signed in March 2012. In terms of this convention Gounkoto benefitted from an initial corporate tax exoneration of two years which expired in June 2013, with an opportunity to extend this to five years in the event of further investment such as an underground mine as discussed under “PART I. Item 3. Key Information – D. Risk Factors – Risks Relating to Our Operations”. The benefit of the tax holidays to the group was to increase its net profit by $8.0 million, $31.3 million and $110.5 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Under Malian tax law, income tax is based on the greater of 30% of taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue.

The Loulo, Tongon and Gounkoto operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2014, 2013 and 2012 respectively, for deduction against future mining income. The group’s share of profits from equity accounted joint ventures is stated net of $20.9 million (2013: $7.4 million; 2012: $20.5 million) of current and deferred tax charges primarily in respect of Kibali and Morila. The share of profits from the Kibali joint venture is stated after deferred tax that was calculated at 30% of profit, notwithstanding the mine has an accelerated tax allowance which reduces the cash tax paid in the current year.

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

Our Realized Gold Price

The following table sets out the average, high and low afternoon London Bullion Market fixing price of gold and our average US dollar realized gold price during the years ended December 31, 2014, 2013 and 2012.

	Year Ended December 31,

	2014		2013		2012

Average	1,266		1,411		1,669
High	1,385		1,694		1,792
Low	1,142		1,192		1,540
Average realized gold price	1,264	[1]	1,376	[1]	1,652	[1]

1.	Our average realized gold price differs from the average gold price as a result of the timing of our gold deliveries for each year.

Costs and Expenses

Our operations currently comprise five operations. Mining operations at Loulo, Gounkoto, Tongon, Kibali and, Morila are being conducted by contractors and managed by the company. Following a review of the underground mining activities at Loulo, the mine has take a decision in 2015 to take over the mining and development activities that were previously managed by the underground mining contractor. Milling operations are undertaken by the group’s own employees. Total cash costs in the year ended December 31, 2014, as defined by guidance issued by the Gold Institute, made up approximately 77% of total costs and expenses and comprised mainly mining and milling costs, including labor and consumable stores costs. Consumable stores costs include diesel and reagent costs. Contractor costs represented 45 % of total cash costs, with diesel and reagent costs making up 20 % of total cash costs. Direct labor costs accounted for approximately 6 % of total cash costs. For a definition of total cash costs, please refer to “PART I. Item 3. – Key Information.”

The price of diesel for the Loulo, Gounkoto, Kibali, Morila, and Tongon operations decreased from 2013 to 2014. Should prices decrease further, this could significantly impact total cash costs mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet. A significant portion of the costs at Loulo, Gounkoto, Tongon and Morila are denominated in Communauté Financière Africaine Franc (CFA), which has a fixed exchange rate to the Euro. Therefore, costs are exposed to fluctuations in the Euro/dollar exchange rate. The Euro/dollar exchange rate was lower in 2014 compared to 2013. The remainder of our total costs and expenses consists primarily of amortization and depreciation, exploration costs, exchange losses, interest expense and general administration or corporate charges.

Looking Forward

The past year saw a big step-up in production across the group, resulting in an annual increase of 26%, in line with the guidance given at the start of the year, while total cash cost per ounce reduced, also in line with guidance. Looking ahead, the group continues to forecast an increasing production profile over the next four years. Production is expected to be relatively consistent across the year. Given Randgold’s commitment to growing through discovery and development, the company will continue to commit significant expenditure to exploration, with corporate and exploration expenses of approximately $60 million anticipated in 2015. Total group capital expenditure, including our attributable share of joint ventures, is expected to be approximately $330 million. At Kibali,capital of approximately $280 million (100% of project) is expected, mostly relating to the underground shaft developments and hydropower project. Ongoing development of the underground mines at Loulo, as well as other projects, is planned to cost $150 million, while Gounkoto is forecasting $5 million, mostly on the underground mine development project. Capital at Tongon, including completion of the flotation circuit expansion, is estimated at $20 million, and $12 million is expected at Morila (100% of project), mostly on the TSF retreatment project. Continued work on the Massawa feasibility project is forecast to incur capital expenditure of approximately $10 million. Randgold continues to maintain its focus on organic growth through the discovery and development of world class orebodies, and has a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, the company routinely reviews corporate and asset acquisition and merger opportunities.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 2 and Note 3 to our consolidated financial statements. Some of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. Refer to Note 3 on pages F-17 to F-21 of this Annual Report for disclosure of critical accounting estimates and judgments. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources. The audit committee considered and approved the key estimates and accounting policies.

The critical accounting estimates and judgments as detailed in Note 3 on pages F-17 to F-21 are listed as follows:

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

Recent accounting pronouncements

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to January 1, 2014 which have been adopted by the group for the first time this year.

IFRS as issued by IASB
		Effective period commencing on or after	Impact on group
IAS 32	Amendment – offsetting financial assets and financial liabilities	Jan 1, 2014	No material impact
IAS 36	Amendment – recoverable amounts disclosures for non-financial assets	Jan 1, 2014	No material impact
IFRIC 21	Levies	Jan 1, 2014	No material impact

Refer to Note 2 beginning on page F-7.

Standards effective in future periods

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the Group’s activities mandatory for the Group’s accounting periods beginning after January 1, 2015 or later periods and which the Group has decided not to adopt early. These are:

Effective period commencing on or after
Annual improvements to IFRSs 2010-2012 cycle (effective July 1, 2014); and Annual improvements to IFRSs 2011-2013 cycle (effective July 1, 2014)
IFRS 9	Financial instruments	January 1, 2018
IAS 19	Amendment – Defined benefit plans; employee contributions	July 1, 2014
IFRS 11	Amendment – Accounting for acquisition of interests in joint operations	January 1, 2016
IAS 16 & IAS 38	Amendments – Clarification of acceptable methods of depreciation and amortization	January 1, 2016
IFRS 15	Revenue from contracts with customers	January 1, 2017
IAS 27	Amendment – Equity method in separate financial statements	January 1, 2016
IFRS 10 & IAS 28	Amendment – Sale or contribution of assets between an investor and its associate or joint venture	January 1, 2016
IAS 1	Amendment – Disclosure initiative Annual improvements to IFRSs (2012-2014 cycle)	January 1, 2016 January 1, 2016

The group is currently assessing the impact of these standards on the financial statements. At present, no impact is anticipated in respect of the standards and interpretations, given the nature of operations.

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

Years Ended December 31, 2014 and 2013

Total Revenue

Gold sales for the group of $1.43 billion, including the attributable share of equity accounted joint ventures, were 13% higher than the previous year on the back of a 23% rise in ounces sold to 1,134,941oz, offset by an 8% decrease in the average gold price received to $1,264/oz.

Total IFRS revenues from gold sales for the year ended December 31, 2014 decreased by $50.9 million, or 4.5%, from $1,137.7 million to $1,086.8 million.

Share of Profits of Equity Accounted Joint Ventures

The increase in share of profits of equity accounted joint ventures to $75.9 million from $54.3 million in the prior year reflected the ramp-up of Kibali, which completed its first full year of production, partially offset by a drop in profits from Morila, which were lower than the previous year due to lower gold production and sales. The share of profits from the Kibali joint venture is stated after a tax charge of $20.3 million (attributable), including deferred tax calculated at 30% of profit, notwithstanding that the mine has an accelerated tax allowance which reduces the cash tax paid in the initial years.

Other Income

Other income of $5.5 million for the year ended December 31, 2014 compared to $6.0 million for the year ended December 31, 2013. Other income includes management fees in respect of Kibali and Morila of $5.5 million (2013: $6.0 million).

Costs and Expenses

Total Cash Costs (non-GAAP)

The following table sets out our total ounces sold and total cash cost and production cost per ounce sold for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014		2013
	Ounces sold	$ Per Ounce	Ounces sold	$ Per Ounce
Morila (40% share) cash costs	44,109	1,143	56,729	763
Loulo (100% share) cash costs	376,490	713	312,748	776
Tongon (100% share) cash costs	227,103	872	236,279	828
Gounkoto (100% share) cash costs	254,634	613	274,802	622
Kibali (45% share) cash costs	236,606	573	39,690	464
Total ounces (sold)	1,134,941		920,248
Group total cash costs per ounce[1]		698		715

1.	Refer to explanation of non-GAAP measures provided. “Item 3. Key Information – A. Selected Financial Data”.

Total cash costs (non-GAAP) for the year ended December 31, 2014 of $791.8 million increased by 20.3% (2013:$658.0 million) primarily as a result of a full year of production at Kibali, which came online in October 2013, along with higher costs at Morila and Tongon. Total cash cost per ounce decreased by 2% to $698/oz for the year, primarily reflecting the increase in ounces sold at Loulo-Gounkoto, on the back of higher grade ore milled and production.

Mining and processing costs for the year ended December 31, 2014 of $712.8 million increased by 4.7% (2013:$681.1 million), mostly on the back of higher depreciation and amortization at the Loulo-Gounkoto complex and at Tongon, as more assets were brought into use. The total includes depreciation and amortization described below. The total further includes ‘other mining and processing costs’ which comprise various expenses associated with providing on mine administration support services to the Loulo,

Gounkoto, and Tongon mines. These charges amounted to $64.8 million for the year ended December 31, 2014 and $61.3 million for the year ended December 31, 2013.

Royalties decreased by $1.9 million, or 3.3%, to $56.5 million for the year ended December 31, 2014 from $58.4 million for the year ended December 31, 2013. The decreased royalties reflect the lower average gold price received (8% decrease), partially offset by increased ounces sold (23% increase).

Depreciation and Amortization

Depreciation and amortization of $146.8 million for the year ended December 31, 2014 increased by $16.2 million or 12.4% compared to the year ended December 31, 2013 as a result of increased assets brought into use at the Loulo-Gounkoto complex and at Tongon in the current year. Depreciation charges associated with the Kibali and Morila joint ventures are included in the “share of profits of equity accounted joint ventures.”

Exploration and Corporate Expenditure

Exploration and corporate expenditure was $36.8 million for the year ended December 31, 2014 and $49.5 million for the year ended December 31, 2013. Drilling programs were undertaken across the company’s greenfields exploration targets, together with exploration work on feasibility stage projects, including those at Kibali, Massawa, Loulo and Gounkoto, which were capitalized to property, plant and equipment. Since the company was listed in 1997, it has discovered more than 31 million reserve ounces which, when divided by the exploration and corporate costs expensed over this period, equates to less than $18/oz of gold.

Finance Income

Finance income amounts consist primarily of interest received on cash held at banks, which was $0.1 million for 2014 as compared to $1.2 million in 2013. This decrease was mainly due to a decrease in the average cash balance held during 2014 compared to 2013.

Finance Costs

Finance costs for the year ended December 31, 2014 were $4.2 million compared to finance costs for the year ended December 31, 2013 of $7.7 million. The decrease of $3.5 million is mainly due to a $5.0 million decrease in the foreign exchange loss on financing activities included in the figure, partially offset by a $1.6 million increase in finance cost, mainly due to the annual facility fees of the revolving credit facility. The company has entered into a new unsecured revolving credit facility, which doubled the size of facilities available to $400 million, on similar terms to the previous facility and which matures in December 2018.

Income Tax Expense

The income tax expense amounted to $81.9 million for the year ended December 31, 2014 increased by $5.2 million and by 6.8% compared to the year ended December 31, 2013. Gounkoto’s two year corporate tax holiday beginning from first production ended at the start of June 2013, which contributed to the increased tax charge. Tongon will benefit from its exoneration from corporate tax for five years until December 1, 2015. Under Malian tax law, income tax is based on the greater of 30% taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. Refer to Note 4 on page F-21 of this Annual Report for reconciliation between implied tax on profits at statutory tax rates and actual tax charges. The income tax charge associated with the Kibali and Morila equity accounted joint ventures is included within “share of profits of equity accounted joint ventures.”

Non-controlling Interests

The non-controlling interests for the year ended December 31, 2014 represent the State of Mali’s 20% share of the profits at Loulo, the Ivorian government’s 10% share and other outside shareholder’s 1% share of the profits at Tongon, as well as the State of Mali’s 20% share of the profits at Gounkoto.

Years Ended December 31, 2013 and 2012

Total Revenue

Gold sales (non-GAAP) for the year ended 31 December 2013 of $1.3 billion were in line with the previous year as a result of a 16% increase in ounces sold offset by a 17% decrease in the average gold price received of $1,376/oz (2012: $1,660/oz). The increase in ounces sold was partly attributable to the start of production at Kibali, as noted above, as well as higher grades and recoveries at the Loulo- Gounkoto complex.

Total IFRS revenues from gold sales for the year ended December 31, 2013 decreased by $45.4 million, or 4%, from $1,183.1 million to $1,137.7 million.

Share of Profits of Equity Accounted Joint Ventures

Share of profits of equity accounted joint ventures for the year ended December 31, 2013 of $54.2 million increased by $13.3 million from $40.9 million from the year ended December 31, 2012, reflecting the start of production at Kibali in the year, offset in part by lower ounces sold and gold prices achieved at Morila.

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

Costs and Expenses

Total Cash Costs (non-GAAP)

The following table sets out our total ounces sold and total cash cost and production cost per ounce sold for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013		2012
	Ounces sold	$ Per Ounce	Ounces sold	$ Per Ounce
Morila (40% share) cash costs	56,729	763	81,005	759
Loulo (100% share) cash costs	312,748	776	214,739	781
Tongon (100% share) cash costs	236,279	828	210,396	772
Gounkoto (100% share) cash costs	274,802	622	287,712	706
Kibali (45% share) cash costs	39,690	464	-	-
Total ounces (sold)	920,248		793,852
Group total cash costs per ounce[1]		715		735

1.	Refer to explanation of non-GAAP measures provided. “Item 3. Key Information – A. Selected Financial Data”.

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

Mining and processing costs for the year ended December 31, 2013 of $678.5 million increased by 15% (2012:$588.4 million), mainly due to increased costs at Tongon and the Loulo-Gounkoto complex due to increased throughput and increased mining costs. The total includes depreciation and amortization described below. The total further includes ‘other mining and processing costs’ which comprise various expenses associated with providing on mine administration support services to the Loulo, Gounkoto, and Tongon mines. These charges amounted to $61.3 million for the year ended December 31, 2013 and $75.8 million for the year ended December 31, 2012. The decrease in other mining and processing costs reflects the cost saving initiatives which took place across the group during 2013.

Royalties decreased by $1.3 million, or 2%, to $58.4 million for the year ended December 31, 2013 from $59.7 million for the year ended December 31, 2012. The decreased royalties reflect the lower average gold price received and decreased gold sales.

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

Exploration and Corporate Expenditure

Exploration and corporate expenditure was $49.5 million for the year ended December 31, 2013 and $39.0 million for the year ended December 31, 2012. Drilling programs were undertaken across the company’s greenfields exploration targets, together with exploration work on feasibility stage projects, including those at Kibali, Massawa, Loulo and Gounkoto, which were capitalized to property, plant and equipment. Since the company was listed in 1997, it has discovered more than 29 million reserve ounces which, when divided by the exploration and corporate costs expensed over this period, equates to less than $18/oz of gold.

Finance Income

Finance income amounts consist primarily of interest received on cash held at banks, which was $1.2 million for 2013 as compared to $2.0 million in 2012. This decrease was mainly due to a decrease in the average cash balance held during 2013 compared to 2012.

Finance Costs

Finance costs for the year ended December 31, 2013 were $7.7 million compared to finance costs for the year ended December 31, 2012 of $1.0 million. The increase of $6.7 million is mainly due to a $5.2 million increase in the foreign exchange loss on financing activities included in the figure, as well as a $1.2 million increase in finance cost mainly due to the annual facility fees of the revolving credit facility with HSBC. The company entered into a $200.0 million unsecured revolving credit facility with HSBC and a syndicate of three other banks in 2013.

Income Tax Expense

The income tax expense amounted to $76.7 million for the year ended December 31, 2013 and increased by $39.6 million and by 107% compared to the year ended December 31, 2012. Gounkoto’s two year corporate tax holiday beginning from first production ended at the start of June 2013, which contributed to the increased tax charge. Tongon will benefit from its exoneration from corporate tax for five years until December 1, 2015. Under Malian tax law, income tax is based on the greater of 30% taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. Refer to Note 4 on page F-30 of this Annual Report for reconciliation between implied tax on profits at statutory tax rates and actual tax charges. The income tax charge associated with the Kibali and Morila equity accounted joint ventures is included within ’share of profits of equity accounted joint ventures’.

Non-controlling Interests

The non-controlling interests for the year ended December 31, 2013 represent the State of Mali’s 20% share of the profits at Loulo, the Ivorian government’s 10% share and other outside shareholder’s 1% share of the profits at Tongon, as well as the State of Mali’s 20% share of the profits at Gounkoto.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Resources

The group had $82.8 million cash and cash equivalents for the year ended December 31, 2014 and $38.2 million for the year ended December 31, 2013.

Operating Activities

Net cash generated from operating activities was $317.6 million for the year ended December 31, 2014 and $464.5 million for the year ended December 31, 2013. The $146.9 million decrease year on year was due mainly to the decrease in profit before tax of $49.5 million reflecting the 8% decrease in the gold price year on year, increased costs, including depreciation, partially offset by higher profits from joint ventures. Cash flows related to operating working capital items decreased by $20.0 million year on year, mainly due to the decrease in cash flows related to trade and other payables of $146.8 million. This occurred mainly due to the timing of payments of invoices. This was partially offset by an increase in cash flows related to receivables and inventories year on year.

Cash outflows related to income tax paid increased by $71.4 million, mainly due to increased tax payments at Gounkoto, following the end of the tax holiday at Gounkoto in June 2013.

Net cash generated from operating activities was $464.5 million for the year ended December 31, 2013 and $524.2 million for the year ended December 31, 2012. The $59.7 million decrease year on year was due mainly to the reduced gold prices on profitability and the changes in operating working capital items. Cash flows related to receivables decreased by $62.7 million during 2013, mainly due to increases in TVA receivables at Loulo, as well as increases in gold debtor balances at Loulo due to the timing of shipments at year end. Cash flows related to inventories and ore stockpiles decreased during 2013 by $49.8 million, due to an increase in ore stockpiles at the operations. Cash flows related to trade and other payables increased by $65.6 million from December 31, 2012 to December 31, 2013, mainly due to the effect of additional contractors and accruals, primarily at the Loulo-Gounkoto complex, and Tongon, which reflects the increased production and mining activity.

Investing

Investing activities for the year ended December 31, 2014 utilized $221.6 million compared to $728.0 million utilized for the year ended December 31, 2013 and consisted primarily of $142.6 million expenditure at Loulo related to the developments at the Gara and Yalea underground mines while $8.7 million was incurred at Gounkoto and $19.2 million was incurred at Tongon. Other cash outflows included additional investments in joint ventures ($51.5 million), mostly to fund the group’s share of capital expenditure at Kibali.

Investing activities for the year ended December 31, 2013 utilized $728.0 million compared to $566.1 million utilized for the year ended December 31, 2012 and consisted primarily of $255.7 expenditure at Loulo related to the developments at the Gara and Yalea underground mines while $11.0 million was incurred at Gounkoto and $23.6 million was incurred at Tongon. A further $12.8 million was incurred on other projects elsewhere in the group, primarily at Massawa. Funds invested in equity accounted joint ventures at Kibali amounted to $416.4 million (attributable portion) and related to the village relocation program, the construction of the metallurgical plant and the hydroelectricity plant, site infrastructure, open pit mining and roads, together with working capital. $8.5 million was advanced to the group’s asset leasing joint venture, RAL 1 Limited (RAL 1).

Financing

Financing activities for the year ended December 31, 2014 used $51.4 million. Financing activities for the year ended December 31, 2013 used $72.2 million. Cash spent in 2014 mainly comprised the payments of dividends of $46.1 million paid to the company’s shareholders and $10.1 million of dividends paid to the State of Mali in relation to Gounkoto.

Financing activities for the year ended December 31, 2013 used $72.2 million. This mainly was comprised of dividends of $46.1 million paid to the company’s shareholders and $27.2 million paid to non-controlling interests in Gounkoto, partially offset by $1.2 million received from the issue of ordinary shares.

Credit and Loan Facilities

Kibali utilizes mining equipment under a finance lease provided by KAS 1 Limited (KAS). The group has an effective 25.05% interest in KAS which is held through the equity accounted joint venture Kibali (Jersey) Limited. The lease term is 10 years. The finance lease liability is recognized in respect of the equipment which has been transferred to Kibali under an installment sale agreement. The finance lease liability is interest bearing at 8% and is to be reduced by rental payments monthly as agreed in the installment sale agreement.

The company has entered into a new unsecured revolving credit facility during 2014, which doubled the size of the facility to $400.0 million. The facility is with HSBC and three other banks and matures in December 2018. The interest rate is LIBOR plus 1.5% at the lower end of the leverage area. The company drew down and repaid $50.0 million under its previous facility during the year. The interest rate on the new credit facility, if drawn, would be LIBOR plus 1.5% per annum based on the company's current level of leverage. The facility includes financial covenants in respect of earnings before interest and taxes (EBIT); earnings before interest, taxes, depreciation and amortization (EBITDA); net finance charges; tangible net worth; total debt; debt cover and interest cover. As of December 31, 2014, the company was in compliance with all of its financial covenants under the credit facility.

Based on the company’s current cash resources and available facilities, projected operating cash flows and capital expenditure, we are confident the company will be able to meet its obligations at the prevailing gold price.

Corporation Tax Claims

As at December 31, 2014, the group has received claims for various taxes from the State of Mali totaling $313.0 million (December 31, 2013: $123.1 million), in respect of the Loulo, Gounkoto and Morila mines. The claims have increased by $190.0 million in the year, substantially representing $201.3 million of additional claims received in respect of Loulo and Gounkoto following the tax audits during the year, offset by foreign exchange movements. Having taken professional advice, the group considers the material claims to be without foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. Accordingly, no material provision has been made for the claims.

Loulo, Gounkoto and Morila have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. During the prior year, Loulo submitted a request for arbitration at the International Centre for the Settlement of Investment Disputes against the State of Mali in relation to certain of the disputed tax claims. The arbitration process is ongoing and is expected to be concluded during 2015.

Corporate, Exploration, Development and New Business Expenditures

Our expenditures on corporate, exploration, development and new business activities for the past three years are as follows:

	Year Ended December 31, $’000
Area	2014	2013	2012

Rest of Africa	1,326	2,932	2,381
Burkina Faso	211	858	790
Mali	5,389	9,148	3,845
Côte d’Ivoire	3,764	5,067	3,752
Senegal	1,971	3,599	4,483
DRC	101	1,034	906
Total exploration expenditure	12,762	22,638	16,157
Corporate expenditure	24,003	26,847	22,876
Total exploration and corporate expenditure	36,765	49,485	39,033

The Group has a portfolio of exploration permits and projects, with various exploration programs, ranging from early to substantial stage, underway in the Democratic Republic of Congo, Mali, Senegal, Burkina Faso and Côte d’Ivoire.

Working Capital

Management believes that our working capital resources, by way of internal sources and available credit facilities are sufficient to fund our currently foreseeable future business requirements. Although lower than 2014, significant capital expenditure will be incurred across the group during the year to support the planned continued growth in production, especially at Kibali, of approximately $280.0 million (100% of project), and the ongoing development of the underground mines at Loulo, where total capital at the Loulo-Gounkoto complex is forecast at $155.0 million. Project and sustaining capital at Tongon, including completion of the flotation circuit upgrade, is estimated at $20.0 million, and $12.0 million will be spent at Morila (100% of the project), mostly on the TSF retreatment project. Continued work on the Massawa feasibility project is estimated at $10.0 million. Consequently, total group capital expenditure for 2015 is expected to be approximately $330.0 million (including attributable share of joint ventures).

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

	Price Per Ounce ($)
Year	High	Low	Average

2005	537	411	444
2006	725	525	604
2007	841	608	695
2008	1,011	712	871
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,572
2012	1,792	1,540	1,669
2013	1,694	1192	1,411
2014	1,385	1,142	1,266
2015 (through February)	1,296	1,172	1,240

E. OFF-BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations and commercial commitments are described below. The related obligations as at December 31, 2014 are set out below. The figures presented exclude equity accounted joint venture balances:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Trade and other payables	82,354	82,354	-	-	-
Operating lease obligations	24,864	3,108	6,216	6,216	9,324
Environmental rehabilitation[1]	55,904	239	2,653		53,012
Loans from minority shareholders in subsidiaries	2,766	-	-	-	2,766

Total contractual cash obligations	165,888	85,701	8,869	6,216	65,102
Contracts for capital expenditure	9,573	9,573	-	-	-

1.	Obligation is to rehabilitate site but amounts shown are estimated discounted cashflows.

Refer to Notes 10 and 19 on pages F-25 to F-31 and F-46, respectively of this Annual Report for details of the Joint Venture Agreements with AngloGold Ashanti, DTP and WAMFF Ltd.

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Our Articles of Association provide that the board must consist of no fewer than two and no more than 20 directors at any time. Effective as of March 1, 2015, Safiatou F Ba-N’Daw was appointed to the board as an independent non-executive director. The board currently consists of 10 directors.

Our Articles of Association provide that any new director should be re-elected by the shareholders at the annual general meeting following the date of the director’s appointment. In accordance with the United Kingdom Governance Code (2012 Edition) which calls for directors to seek reelection annually, at the annual general meeting held on May 6, 2014, Dr. D.M. Bristow, Mr. G.P. Shuttleworth, Mr. N.P. Cole Jr., Mr. C.L. Coleman, Dr. K. Dagdelen, Dr. K. Voltaire, Mrs. J.M. Lioko, Mr. A.J. Quinn and Mr. J Kassum were re-elected.

According to the Articles of Association, the board meets at intervals determined by it from time to time.

The address of each of our executive directors and non-executive directors is the address of our principal executive offices, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands.

Executive Directors

D. Mark Bristow (56) Chief Executive Officer. Mr. Bristow has been Chief Executive Officer since incorporation of the company, which was founded on his pioneering exploration work in West Africa. He has subsequently led the company’s growth through the discovery and development of world-class assets into a major international gold mining business. He has also played a significant part in promoting the emergence of a sustainable mining industry in Africa. A geologist with a PhD from Natal University, South Africa, he has held board positions at a number of global mining companies and is non-executive chairman of Rockwell Diamonds Inc.

Graham P. Shuttleworth (46) Chief Financial Officer. Finance Director. Mr. Shuttleworth joined us as Chief Financial Officer and Finance Director in July 2007 but has been associated with the company since its inception, initially as part of its management team involved in listing the company on the London Stock Exchange in 1997, and subsequently as an advisor. A chartered accountant, Mr. Shuttleworth was a managing director and the New York based head of metals and mining for the Americas in the global investment banking division of HSBC before taking up his position at the company. At HSBC he led or was involved in a wide range of major mining industry transactions including our NASDAQ listing. Mr. Shuttleworth is a graduate of the University of Cape Town with a bachelor of commerce degree and an honors degree from the University of South Africa.

Non-Executive Directors

Christopher L. Coleman (46) Non-Executive Chairman. Chairman of the governance and nomination committee and member of the remuneration committee. He was appointed chairman of the board with effect from May 6, 2014. Mr. Coleman is the head of banking and a director of NM Rothschild & Sons Limited. He is also chairman of Rothschild Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild Group, which he joined in 1989. A BSc (Econ) graduate from the London School of Economics, he was a non-executive director of the Merchant Bank of Central Africa from 2001 to 2008. He is also a non-executive director of the Papa John’s International Inc. He was appointed a director in November 2008.

Norborne P. Cole (73) Senior Independent Non-Executive Director. Chairman of the remuneration committee and member of the governance and nomination committee. Mr. Cole started working for the Coca-Cola Company as a field representative in the USA in 1966 and advanced steadily through the organization, becoming chief executive of Coca-Cola Amatil in Australia in 1994, a position he held until 1998. Under his leadership, Coca-Cola Amatil grew into the second largest Coca-Cola bottler in the world. Now based in San Antonio, Texas, he serves on the boards of a number of US companies including Papa John’s International Inc. He was appointed a director in May 2006.

Kadri Dagdelen (60) Independent Non-Executive Director. Member of the governance and nomination committee. A professor and previously the head of the department of mining engineering at the Colorado School of Mines, US A, Mr. Dagdelen began his professional career as a mining engineer at Homestake Mining Co (now Barrick Gold Corporation) and was the technical services manager when he left for academia in 1992. With a PhD in mining engineering and a ME in geostatistics, Mr. Dagdelen has been involved in numerous research and consulting projects worldwide. He also served on the board of directors of the Society of Mining, Exploration and Metallurgy in the USA for six years and has chaired other professional societies that support the mining industry. He was appointed a director in January 2010.

Safiatou Francoise Ba-N’Daw (62) Independent Non-Executive Director. A Harvard University MBA graduate, Ms. Ba-N’Daw spent 12 years with the World Bank as a senior financial specialist for the South Asia region, following which she was appointed Côte d’Ivoire’s Minister of Energy, a position she held until 2000. Ms. Ba-N’Daw was subsequently appointed a director of the United Nation’s Development Program for South-South Cooperation (formerly the Special Unit: Technical Cooperation among Developing Countries) until 2004 when she was appointed Deputy Chief of Staff to the Prime Minister of Côte d’Ivoire. She is a managing partner of Alizes Consultants, an international consulting services firm, and deputy chairperson of Niger Omega, a Nigerian and London based oil and gas services company. She was appointed a director on March 1, 2015.

Jemal-ud-din Kassum (66) Independent Non-Executive Director. Member of the governance and nomination and audit committees. Mr. Kassum is a former World Bank vice president for the East Asia and Pacific region. Before that, he had a 25 year career with the International Finance Corporation. He sits on the board of PT Indonesia Infrastructure Finance, Thien Minh Group and Khan Bank. A Tanzanian national based in the USA, he now provides strategic advice to international financial institutions and governments. He was educated at Oxford University and holds an MBA from Harvard University. He was appointed a director in January 2014.

Jeanine Mabunda Lioko (50) Independent Non-Executive Director. Member of the audit committee. Mrs. Mabunda Lioko has spent a number of years working in the DRC’s finance industry including with Citi Group and as an advisor to the Governor of Banque Centrale du Congo. A former Minister of Portfolio of the DRC, a position which she held for over five years, she is now a serving member of the National Assembly of the Democratic Republic of Congo, representing the Equateur Province. Mrs. Mabunda Lioko is also a special advisor to the DRC government to prevent violence against women and the recruitment of children for war. She was educated in Brussels, Belgium, and holds a law degree from the Catholic University of Louvain and a postgraduate degree in commercial science from the ICHEC Brussels Management School. She joined the board in January 2013.

Andrew J. Quinn (61) Independent Non-Executive Director. Member of the audit and remuneration committees. Mr. Quinn retired at the end of 2011 from his position as head of mining investment banking for Europe and Africa at CIBC after 15 years in the role and more than 35 years’ experience of the mining industry. With a BSc (Hons) in mineral exploitation (mining engineering) from Cardiff University, Mr. Quinn began his career in Anglo American’s gold division in 1975, holding various management and technical positions in South Africa, and worked briefly for Greenbushes Tin in Australia before joining The Mining Journal in 1982 as editor of its gold publications. In 1984 he entered the financial services industry joining James Capel (later HSBC Investment Banking) and then joining CIBC in 1996. He was appointed a director in November 2011.

Karl Voltaire (64) Independent Non-Executive Director. Chairman of the audit committee and member of the remuneration committee. A graduate in mineral resources engineering from the Ecole des Mines in Paris, Dr. Voltaire holds an MBA and PhD in economics and finance from the University of Chicago. He started his career as a mining engineer in Haiti and subsequently spent 23 years with the World Bank Group in Washington DC, including the International Finance Corporation (IFC) where his last position was that of director of global financial markets. Thereafter Dr. Voltaire was appointed a director of the Office of President at the

African Development Bank. He was CEO of the Nelson Mandela Institution from 2005 to 2009, and is currently a member of the Board of Trustees of the African University of Science and Technology. He was appointed a director in May 2006.

Executive Officers

Willem Jacobs (56) General manager operations – Central and East Africa. Dr. Jacobs has a BPL(Hons) and DCom. He has served as a director of listed and private companies in the areas of mining, engineering and manufacturing in Southern, Central and Eastern Africa for the past 18 years. He joined us in January 2010.

John Steele (54) Technical and capital projects executive. Mr. Steele is responsible for the successful construction and commissioning of our Morila, Loulo, Tongon and Gounkoto mines and leading the team developing the new Kibali mine in the DRC. He also continues to provide operational and engineering oversight.

Samba Touré (61) General manager – Operations West Africa. Mr. Touré joined the Morila mine in 2000 and held various responsibilities, culminating in the appointment in 2007 as the mine chief executive. In 2010, he was promoted to group operations general manager for West Africa.

Martin Welsh (43) General counsel and secretary. After qualifying as a lawyer in Scotland in 1998, he gained experience acting on numerous international corporate and finance transactions in London. He previously acted for us before joining the company in 2011 and assumed his current position in 2012.

Rodney Quick (43) Group General manager – evaluation. Mr. Quick joined us in 1996 and has been involved in the exploration, evaluation and production phases of all of our projects since Morila. He became responsible for all project development and evaluation for our group in 2009. Mr. Quick has a MSc Geology degree.

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

The date of appointment, date of expiration and length of service for each of our directors is set forth in the table below:

Director	Date of Appointment	Date of Expiration Term	Number of Years Served

Executive
D.M. Bristow	8/05/95	5/05/15[1]	20
G.P. Shuttleworth	7/01/07	5/05/15[1]	8
Non-Executive
N.P. Cole	5/03/06	5/05/15[1]	9
K. Voltaire	5/03/06	5/05/15[1]	9
C.L. Coleman	11/03/08	5/05/15[1]	7
K. Dagdelen	1/29/10	5/05/15[1]	5
A.J. Quinn	11/01/11	5/05/15[1]	3
J. Mabunda Lioko	1/28/13	5/05/15[1]	2
J. Kassum	1/31/14	5/05/15[1]	1
S. F. Ba-N’Daw	3/01/15	5/05/15[1]	<1

1.	The United Kingdom Corporate Governance Code issued in September 2012 requires that all directors should stand for re-election on an annual basis.

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

Fixed remuneration

Fixed remuneration comprise only of base salary. No pension contributions are funded by us. In 2015, fixed remuneration represents less than 21% for the chief executive officer and 32% for the chief financial officer of the total remuneration package (based on target performance).

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

At December 31, 2014, the annual base salaries of the executive directors were as follows:

•	CEO: Dr. D.M. Bristow	$1,575,000
•	CFO: Mr. G.P. Shuttleworth	£495,600

Following a review of all aspects of the remuneration packages of the executive directors, it has been decided that the CEO’s base salary be increased from $1,575,000 to $1,638,000 and the CFO’s base salary be increased from £495,600 to £525,336 with effect from January 1, 2015, which represent increases of 4% and 6% of base salary respectively. The CEO’s and CFO’s base salary increases are in line with wider increases across the group. In addition, the CFO has continued his strong performance and the base salary award reflects this contribution in the context of Randgold’s general pay increases and the CFO’s market positioning. As is the remuneration committee’s usual practice, it sought the views of our larger institutional shareholders and voting guidance services before deciding on these increases.

The base salary increases for the CEO and CFO also took account of the increases within the broader Randgold employee population. These increases took effect in October 2014 and ranged from 0% to 8%. The average increase in employee salaries was approximately 4.2%.

Retirement Benefits

Executive directors can elect to sacrifice up to 20% of their base salary to contribute to a defined contribution provident fund. The provident fund is offered to all of our senior management. We do not make any contribution to the provident fund.

Other Benefits

Executive directors can elect to receive other benefits, including medical aid, funded out of their base salary. Where appropriate, executive directors may be provided with benefits while traveling for work and the cost of membership of professional associations. Life insurance coverage is provided to the executive directors by the company through the group life insurance scheme which is also made available to the company’s senior management.

Variable Remuneration

Variable remuneration represents the major proportion of each executive director’s remuneration package.

During 2014, the variable remuneration of the executive directors comprised:

•	An annual bonus opportunity, coupled with the requirement to defer a third of annual bonus earned into the Co-Investment Plan.

•	Participation in a Co-Investment Plan rewarding performance over three years.

•	Performance shares awarded under the Restricted Share Scheme, rewarding performance over four years, with a further one year post-vesting retention requirement of the vested award.

•	The CEO performance shares (as discussed below).

In 2015, to further support long term sustainability an additional one year post-vesting retention requirement has been introduced into the Co-Investment Plan, to increase the total restricted period from three to four years.

2014 Annual Bonus

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

The annual bonus payable to the chief executive officer for achieving target performance in 2014 was 150% of base salary, with a maximum bonus of 300% of base salary for achieving outperformance. The annual bonus payable to the chief financial officer for achieving target performance in 2014 was 100% of base salary, with a maximum bonus of 200% of base salary for achieving outperformance.

Based on performance achieved against targets during the 2014 financial year, the remuneration committee determined, based on the performance metrics, that Dr. D.M. Bristow and Mr. G.P. Shuttleworth should receive bonus payments of $2,866,579 and $1,150,008, respectively.

Non-Executive Director Remuneration

The remuneration to be paid to our non-executive directors, including the chairman, for 2014 and 2015 is comprised of:

•	An annual retainer fee to all non-executive directors of $50,000 in 2014 and $60,000 in 2015;

•	An annual committee fee per committee served for both 2014 and 2015:

•	Audit committee $35,000;

•	Remuneration committee $25,000; and

•	Governance and Nomination committee $10,000

•	The chairman of a board committee to receive an additional fee to the committee fee of $15,000 2014, which has increased to $20,000 for 2015;

•	The senior independent director, in addition to the annual fee but in lieu of any committee fees, to receive an additional fee of $85,000 for both 2014 and 2015;

•	The chairman, in addition to the annual fee but in lieu of any committee fees, to receive an additional fee of $200,000 in 2014 and $225,000 in 2015;

•	Mr. P. Liétard, as chairman of the board until May 6, 2014, received an award of 1,200 ordinary shares in 2014. Subject to shareholder approval at the general meeting of the company, Mr. C. Coleman, as chairman of the board in 2015, will receive an award of 2,500 ordinary shares in 2015, in each case fully vested from grant; and

•	Subject to shareholder approval at the annual general meeting of the company, an award to each non-executive director of 1,200 ordinary shres in 2014 and 1,500 ordinary shares in 2015, fully vested from grant. The shares are seen as an important element of our approach to remuneration policy in relation to the chairman and non-executive directors. They encourage share ownership and are delivered in lieu of cash. The directors are considered independent notwithstanding an award of shares.

The shareholding requirement ensures that the interests of directors are aligned with shareholders. Executive directors are required to build up a holding in shares in the company at least equal in value to two times base salary from the value of vested long term incentive awards. At December 31, 2014, Dr. D.M. Bristow held shares in excess of four times base salary and Mr. G.P. Shuttleworth held shares at least equal in value to two times base salary. New directors have three years in which to acquire the required shareholding and this period could be extended at the discretion of the remuneration committee. Non-executive directors are required to build up and hold shares at least equal in value to two times the annual retainer fee of $60,000, from the value of vested awards. All non-executive directors held shares equal to the value 200% of the annual retainer fee as at December 31, 2014 with the exception of Mr. Kassum, who was appointed to the board on January 31, 2014 and Mrs. Ba-N’Daw, who was appointed to the board with effect from March 1, 2015.

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

CEO Performance Shares

At the 2013 annual general meeting, shareholders approved a one-off award of performance shares to D.M. Bristow. The vesting of the performance shares is subject to the achievement of the conditions set out below and D.M. Bristow continuing to hold office or employment with the company during the period of three years from April 29, 2013, the date of grant of the award of performance shares with an equivalent value of up to $4,000,000. The achievement of each of the following conditions, which reflect the value enhancement and focus on establishing and operating our flagship Kibali gold mine, will result in the vesting of one-fifth of the shares subject to the award:

•	the first gold pour occurs at the Kibali gold mine;
•	the cumulative production at the Kibali gold mine in aggregate equals or exceeds 500,000oz of gold;
•	gold production of the Randgold group in aggregate equals or exceeds 1Moz per annum for any financial year of the company;
•	the vertical shaft at the Kibali gold mine is completed and signed-off by the contractor of the vertical shaft and by the representative of Kibali gold mine; and
•	the Nzoro 2 hydroelectric power station provides electricity to the Kibali gold mine.

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

Director	Date of award	Market price at date of award ($)[1]	At Jan. 1, 2014	Awarded in the year	Vested in the year	Market price at date vested ($)	Lapsed in the year	At Dec. 31, 2014	Vesting period[2]
D.M. Bristow	Apr. 29, 2013	79.95	50,031	—	—	—	—	50,031	Each 1/5th of the award vests on the fulfilment of the relevant performance condition provided D.M. Bristow remains in office or employment with the company until April 29, 2016
1.	NASDAQ Global Select Market closing price on day preceding grant or if a public holiday, the next trading day.
2.	The first vesting condition in respect of 10,006 shares was met on September 24, 2013, and during 2014, the performance conditions in respect of a further 30,018 shares were met, however, these shares will only be transferred to the CEO provided he continues in office or employment until April 29, 2016. The shares do not vest in full until that date.

Restricted Share Scheme

The Restricted Share Scheme was approved by shareholders on July 28, 2008. Awards are determined as a percentage of base salary, with the maximum annual award being 200% of base salary for the chief executive officer and 100% of base salary for the chief financial officer.

For awards made in 2014, following feedback from shareholders, the Restricted Share Scheme was simplified with a performance measurement period of four years and the requirement of an additional post-vesting holding period of one year for 100% of the vested award.

Three separate measures of business growth were used, each weighted one third:

•	Additional reserves including reserve replacement

•	EPS growth

•	Absolute Total Shareholder Return (TSR)

In 2015, following a review of performance measures, the remuneration committee has determined that in order to improve the robustness of performance measurement and desensitize outcomes to volatility in the gold price the following three measures will apply, each weighted one third:

•	Additional reserves including reserve replacement

•	Total cash cost per oz

•	Relative TSR (versus industry peers)

The award of performance shares under the Restricted Share Scheme for the CEO and CFO for 2014 will vest subject to the achievement of the following performance targets:

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

The award of performance shares under the Restricted Share Scheme for D.M. Bristow and G.P. Shuttleworth for 2015 will vest subject to the achievement of the following performance targets:

Level of vesting		Year 4
Reserve replacement ratio: cumulative over four years
■	Nil	Less than 75%
■	30%	75%
■	Pro-rata 30% - 100% on a straight line basis	More than 75% and less than 110%
■	100%	110%
Total cash cost per oz: Average of four years weighted by annual production in ounces
■	Nil	more than the higher end of costs guidance range
■	30%	equal to the higher end of the costs guidance range
■	Pro-rata 30% - 100% on a straight line basis	between the higher and lower costs guidance range
■	100%	equal to or lower than the lowest end of the costs guidance range

Relative TSR: Four Year TSR v Comparator group
■	Nil	Less than 50th percentile
■	30%	50th percentile
■	Pro-rata 30% - 100% on a straight line basis	More than 50th percentile and less than 75th percentile
■	100%	75th percentile

The remuneration committee will review these performance targets in the event that the company issues a material number of new shares.

The following table summarizes all awards of restricted shares to our executive directors and our non-executive directors outstanding, the market price on the NASDAQ Global Select Market at the date of award, the date of grant and the vesting schedule of the award.

Director	Date of award	Market price at date of award ($)[1]	At Jan 1, 2014	Awarded in the year	Vested in the year	Market price at date vested ($)	Lapsed in the year	At Dec. 31, 2014	Vesting period[2]

Executive directors’ restricted share scheme awards
D.M. Bristow	Jun 13, 2011	76.53	38,456		3,205	77.29	9,614	25,637	1/3rd vested Jun 13, 2014 1/3rd vests Jun 13, 2015 1/3rd vests Jun 13, 2016
	Mar 16, 2012	101.41	28,843	-	-	-	-	28,843	1/3rd vests Mar 16, 2015 1/3rd vests Mar 16, 2016 1/3rd vests Mar 16, 2017
	Mar 18, 2013	82.37	36,724		-	-	-	36,724	1/3rd vests Mar 18, 2016 1/3rd vests Mar 18, 2017 1/3rd vests Mar 18, 2018
	Mar 21, 2014	79.48		39,004	-	-	-	39,004	1/3rd vests Mar 21, 2017 1/3rd vests Mar 21, 2018 1/3rd vests Mar 21, 2019
G.P. Shuttleworth	Jun 13, 2011	76.53	8,121	-	677	77.29	2,030	5,414	1/3rd vested Jun 13, 2014 1/3rd vests Jun 13, 2015 1/3rd vests Jun 13, 2016
	Mar 16, 2012	101.49	6,462	-	-	-	-	6,462	1/3rd vests Mar 16, 2015 1/3rd vests Mar 16, 2016 1/3rd vests Mar 16, 2017
	Mar 18, 2013	82.37	8,401		-	-	-	8,401	1/3rd vests Mar 18, 2016 1/3rd vests Mar 18, 2017 1/3rd vests Mar 18, 2018
	Mar 21, 2014	79.48	-	10,170	-	-	-	10,170	1/3rd vests Mar 21, 2017 1/3rd vests Mar 21, 2018 1/3rd vests Mar 21, 2019
Non-executive directors’ restricted share awards (granted prior to 2012)
P. Liétard[3]	Jun 23, 2011	80.03	400	n/a	400	67.41	n/a	n/a	1/3rd vested Jan 1, 2014 1/3rd vests Jan 1, 2014
	Jun 23, 2011	80.03	800	n/a	800	67.41	n/a	n/a	1/3rd vests Jan 1, 2014
NP Cole Jr	Jun 23, 2011	80.03	400	n/a	400	67.41	n/a	n/a	1/3rd vests Jan 1, 2014
CL Coleman	Jun 23, 2011	80.03	400	n/a	400	67.41	n/a	n/a	1/3rd vests Jan 1, 2014
K Dagdelen	Jun 23, 2011	80.03	400	n/a	400	67.41	n/a	n/a	1/3rd vests Jan 1, 2014
J Kassum[4]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
J Mabunda Lioko[5]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
A Quinn	Nov 1, 2011	110.28	400	n/a	400	67.41	n/a	n/a	1/3rd vested Jan 1, 2014
K Voltaire	Jun 23, 2011	80.03	400	n/a	400	67.41	n/a	n/a	1/3rd vested Jan 1, 2014
SF Ba-N’Daw[6]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

1.	NASDAQ Global Select Market closing price on day preceding date of grant or if a public holiday, the next trading day.

2.	Vesting of the executive directors’ award is subject to performance conditions.
3.	Mr. Liétard retired from the board with effect May 6, 2014.
4.	Mr. Kassum was appointed to the board on January 31, 2014.
5.	Mrs. Mabunda Lioko was appointed to the board on January 28, 2013.
6.	Mrs. Ba-N’Daw was appointed to the board with effect from March 1, 2015.

Non-executive director share awards at our annual general meetings

Director	Date of Vesting	Number of Shares awarded	Market price at date of vesting ($)[1]
P Liétard[2]	April 29, 2013	1,200	81.43
	May 6, 2014	1,200	80.94
NP Cole Jr	April 29, 2013	1,200	81.43
	May 6, 2014	1,200	80.94
CL Coleman	April 29, 2013	1,200	81.43
	May 6, 2014	1,200	80.94
K Dagdelen	April 29, 2013	1,200	81.43
	May 6, 2014	1,200	80.94
J Kassum[3]	April 29, 2013	n/a	n/a
	May 6, 2014	1,200	80.94
J Mabunda Lioko[4]	April 29, 2013	1,200	81.43
	May 6, 2014	1,200	80.94
A Quinn	April 29, 2013	1,200	81.43
	May 6, 2014	1,200	80.94
K Voltaire	April 29, 2013	1,200	81.43
	May 6, 2014	1,200	80.94
S Ba-N’Daw[5]	n/a	n/a	n/a

1.	NASDAQ Global Select Market closing price on day preceding date of grant or, if a public holiday, the next trading day.
2.	Mr. Liétard retired from the board with effect May 6, 2014.
3.	Mr. Kassum was appointed to the board on January 31, 2014.
4.	Mrs. Mabunda Lioko was appointed to the board on January 28, 2013.
5.	Mrs. Ba-N’Daw was appointed to the board with effect from March 1, 2015.

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

Three year TSR (performance per annum)

Level of matching on committed shares
Compound growth (per annum)	Awards made in 2013	Awards made in 2014	Awards made in 2015

Below the index	Nil	Nil	Nil
Equal to the index	0.3 for 1	0.3 for 1	0.3 for 1
Index +2%	0.44 for 1	0.44 for 1	0.44 for 1

Level of matching on committed shares
Compound growth (per annum)	Awards made in 2013	Awards made in 2014	Awards made in 2015

Index +4%	0.58 for 1	0.58 for 1	0.58 for 1
Index +6%	0.72 for 1	0.72 for 1	0.72 for 1
Index +8%	0.86 for 1	0.86 for 1	0.86 for 1
Index +10%, or higher	1 for 1	1 for 1	1 for 1

In 2014, D.M. Bristow committed 39,004 shares, and was granted an equal matching award under the Co-Investment Plan. In 2014, G.P. Shuttleworth committed 10,170 shares, and was granted an equal matching award under the Co-Investment Plan (as shown in the table below).

Director	Date of award	Market price at date of award ($)[1]	At Jan 1, 2014	Awarded in the year	Vested in the year	Market price at date vested ($)	Lapsed in the year	At Dec 31, 2014	Vesting[2]
D.M. Bristow	Jun 13, 2011	75.53	38,456	-	38,456	67.41	-	-	Vested Jan 1, 2014
	Mar 16, 2012	101.49	28,843	-	-	-	-	28,843	Vests Jan 1, 2015
	Mar 18, 2013	82.37	36,724	-	-	-	-	36,724	Vests Jan 1, 2016
	Mar 21, 2014	79.48	-	39,004	-	-	-	39,004	Vests Jan 1, 2017
G.P. Shuttleworth	Jun 13, 2011	75.53	8,121	-	8,121	67.41	-	-	Vested Jan 1, 2014
	Mar 16, 2012	101.49	6,462	-	-	-	-	6,462	Vests Jan 1, 2015
	Mar 18, 2013	82.37	8,401	-	-	-	-	8,401	Vests Jan 1, 2016
	Mar 21, 2014	79.48	-	10,170	-	-	-	10,170	Vests Jan 1, 2017
1.	NASDAQ Global Select Market closing price on day preceding date of grant or if a public holiday, the next trading day.
2.	Vesting is subject to performance conditions.

Vesting of share plan awards for the performance period ending in 2014

The following awards, granted to the CEO and CFO, vested (or were capable of vesting) in respect of a performance period ending in 2014:

D.M. Bristow

Co-Investment Plan

Date of Grant	Award of shares	Date of vesting	Number of award shares vested
March 16, 2012	28,843	January 1, 2015	28,843

Performance Share Award

Date of Grant	Award of shares	Date of vesting	Number of award shares vested
April 29, 2014	50,031	April 29, 2016	30,018

Restricted Share Scheme

Date of Grant	Award of shares	Date of vesting	Number of award shares vested
June 13, 2011	38,456	June 13, 2014	3,205
March 16, 2012	28,843	March 16, 2015	-

G.P. Shuttleworth

Restricted Share Scheme

Date of Grant	Award of shares	Date of vesting	Number of award shares vested
June 13, 2011	8,121	June 13, 2014	677
March 16, 2012	6,462	March 16, 2015	-

Co-Investment Plan

Date of Grant	Award of shares	Date of vesting	Number of award shares vested
March 16, 2012	6,462	January 1, 2015	6,462

The vesting of the above Co-Investment Plan awards in respect of the CEO and the CFO were subject to a performance condition which measures the company’s TSR performance against the Euromoney Global Gold Index. As the company’s TSR performance exceeded the index by over 10% compound per year, the performance condition was met in full in respect of each of the awards and accordingly, the awards vested in full on the dates set out in the above tables representing a value of $1,944,307 and $435,603 for the CEO and CFO respectively, at a closing share price on December 31, 2014 of $67.41.

The vesting of each one-fifth of the performance shares for the CEO is dependent on a number of conditions. During the year under review, the cumulative production at the Kibali gold mine in aggregate exceeded 500,000oz of gold, the gold production of the Randgold group in aggregate exceeded 1Moz and the Nzoro 2 hydroelectric power station provided electricity to the Kibali gold mine. Accordingly, the three performance conditions, each in respect of 10,006 shares were met at a total value of $2,023,554 using a closing share price at December 31, 2014 of $67.41. These shares will be transferred to the CEO provided the CEO is in office or employment by us on April 29, 2016.

The vesting of the above restricted share scheme awards for the CEO and CFO, were subject to the achievement of operational and financial targets. Four separate measures of business growth were used, each weighted 25%, with tranches of awards vesting after three, four and five years, as follows:

•	Additional reserves including reserve replacement

•	Absolute reserves excluding reserve replacement

•	EPS growth

•	Absolute TSR

None of the performance conditions were met in respect of the 2012 Award, and accordingly no shares were awarded. In respect of the 2011 Award none of the threshold targets were met except the EPS performance metric. The EPS performance condition was met in full resulting in 25% vesting of one-third of the tranche of shares awarded in 2011. Using a share price of $67.41 at the end of the 2014 performance period, the value of that award is $216,027 and $45,620, respectively for the CEO and CFO.

The following tables set forth the aggregate compensation for each of the directors, firstly the executive directors and secondly the non-executive directors:

	Base Salary December 31,				Annual Bonus December 31,				Other Payments[1] December 31		Total December 31,
	2014 ($)		2013 ($)		2014 ($)		2013 ($)		2014 ($)	2013 ($)	2014 ($)	2013 ($)

Executive
D.M. Bristow (CEO)	1,575,000		1,575,000		2,866,579		2,565,956		3,217,825	2,170,219	7,659,404	6,311,175
G.P Shuttleworth (CFO)	816,551	[2]	738,230	[2]	1,150,008	[3]	1,184,771	[3]	442,494	545,417	2,409,053	2,468,418
TOTAL	2,391,551		2,313,230		4,016,587		3,750,727		3,660,319	2,715,636	10,068,457	8,779,593

1.	Other payments include expenses for restricted share awards, performance share awards and Co-Investment Plan awards which have been costed in accordance with IFRS 2, based on the valuation at the date of grant rather than the value of the awards that vested in the year. Vesting is subject to a number of vesting conditions which may or may not be achieved.
2.	Mr. G.P. Shuttleworth’s salary was paid in pounds but converted to dollars at an average rate for the year of £1:$1.65.
3.	Mr. G.P. Shuttleworth’s bonus will be paid in pounds in March 2015 but has been converted to dollars at the rate of £1:$1.52.

	Fees		Other payments[1]		Total
Non-Executive Director	2014	2013	2014	2013	2014	2013
P Lietard[2]	83,333	250,000	97,128	94,548	180,461	344,548
NP Cole Jr	135,000	135,000	97,128	94,548	232,128	229,548
CL Coleman	206,668	120,000	97,128	94,548	303,796	214,548
K Dagdelen	60,000	60,000	97,128	94,548	157,128	154,548
J Kassum[3]	75,833	n/a	97,128	n/a	172,961	n/a
J Mabunda Lioko	73,333	45,833	97,128	94,548	170,461	140,381
AJ Quinn	101,667	85,000	97,128	94,548	198,795	179,548
K Voltaire	125,000	125,000	97,128	94,548	222,128	219,548
S Ba-N’Daw[4]	n/a	n/a	n/a	n/a	n/a	n/a
Total	860,834	820,833	777,024	661,836	1,637,858	1,482,669

1.	Other payments consisted only of the annual 1,200 award of restricted shares to each non-executive director approved at the AGM (NASDAQ Global Select Market closing price on day preceding date of grant or if a public holiday, the next trading day – 2014: $80.94 per share, 2013: $78.79 per share).
2.	Mr. Lietard retired from the board with effect from May 6, 2014.
3.	Mr. Kassum was appointed to the board with effect from January 31, 2014.
4.	Mrs. Ba-N’Daw was appointed to the board with effect from March 1, 2014.

The high and low share prices for our ordinary shares for 2014 on the London Stock Exchange were £52.35 and £36.08, respectively, and our high and low price for our ADSs on the NASDAQ Global Select Market were $85.61 and $58.00, respectively. The ordinary share price on the London Stock Exchange and the price of an ADS on the NASDAQ Global Select Market at December 31, 2014, the last day of trading, were £43.80 and $67.41, respectively.

The total number of awards of restricted shares granted as at February 28, 2015, including shares subject to vesting conditions, held by executive officers were as follows:

Name	Number of Awarded Shares
J. Steele	30,000
W. Jacobs	18,000
S. Touré	18,000
M.A. Welsh	26,000
R. Quick	18,000

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

Audit Committee

Membership of the audit committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act of 2002 and the guidelines of the United Kingdom Corporate Governance Code (2012 Edition). The audit committee is comprised of three independent non-executive directors. The members of the audit committee are Dr. K. Voltaire (chairman), Mr. A.J. Quinn, Mrs. J. Mabunda Lioko and Mr. J. Kassum. All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and us in respect of the audit and corporate governance functions.

The board adopted the audit committee’s terms of reference on January 30, 2012 and following a review by the audit committee on January 30, 2014, the audit committee agreed its terms of reference did not require amendment. A copy of the audit committee’s terms of reference is available on the company’s website . The committee’s mandate, as delegated by the board, is to provide advice for the board regarding its oversight responsibilities and its duties, roles and responsibilities include the following:

•	Monitoring the integrity of the financial statements and formal announcements relating to the group’s financial performance and reviewing significant financial and other reporting judgments;

•	Reviewing and challenging, where necessary, the consistency and appropriateness of accounting principles, policies and practices which have been adopted by the group in the preparation of the annual financial statements, financial reporting issues and disclosures in the financial reports;

•	Reviewing and monitoring the effectiveness of the group’s internal control and risk management systems, including reviewing the process for identifying, assessing and reporting key risks and control activities;

•	Approving the internal audit plan and reviewing regular reports from the head of internal audit on the effectiveness of the internal control system;

•	Making recommendations to the board on the appointment, re-appointment or change of the group’s external auditors and approving the remuneration and terms of engagement of the group’s external auditors;

•	Overseeing the board’s relationship with the external auditors and ensuring the group’s external auditors’ independence and objectivity and the effectiveness of the audit process is monitored and reviewed;

•	Developing, implementing and maintaining a policy on the engagement of the group’s external auditors’ supply of non-audit services;

•	Reporting to the board any matters which have been identified that the committee consider need to be considered, actioned or improved upon;

•	Monitoring the group’s compliance with legal and regulatory requirements including ensuring that effective procedures are in place relating to the group’s whistleblowing and anti-corruption policies; and

•	Assessing whether the annual report, considered in its entirety, is fair, balanced and understandable, then subsequently recommending its approval to the board.

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

In relation to risk management, the committee reviews our risk policies with respect to risk identification and the risk management process, ensuring that the requirements of the Sarbanes-Oxley Act of 2002 are met, as well as advising the board on the effectiveness of the risk management system. Risk identification and evaluation process occurs on a continual basis, however a formal review is done by the audit committee on an annual basis.

Our internal audit function plays a critical role in the functioning of the audit committee with the head of internal audit reporting directly to the committee with an administrative line to the chief financial officer. The group’s internal control processes and systems are monitored by the group’s internal audit function. In 2014, a formal internal audit plan, which was reviewed and approved by the audit committee, was executed across the group’s operations using internal resources and supplemented through the engagement of external practitioners upon specified terms. The head of internal audit has unrestricted access to both the chief executive officer and the chief financial officer, the board chairman and the chairman of the audit committee and is invited to attend and present on the activities of the internal audit function at all meetings of the audit committee. The board is confident that the unfettered access of the internal audit function to key board members and the direct and regular reporting to the audit committee enables the function to discharge its duties as required by law and in fulfillment of its obligations to the company. In addition, the audit committee meets regularly with internal and external auditors without the presence of management.

Remuneration Committee

The remuneration committee reviews the remuneration of directors and senior management and determines the structure and content of the senior executives’ remuneration packages by reference to a number of factors including current business practice and our prevailing business conditions and the mining and exploration industry. The remuneration committee is committed to the principles of accountability and transparency, and to ensuring that remuneration arrangements align reward with performance. The remuneration committee is guided by its terms of reference. The members of the remuneration committee are Mr. N.P. Cole Jr. (chairman), Dr. K. Voltaire, Mr. C.L. Coleman and Mr. A.J. Quinn.

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

Governance and Nomination Committee

The governance and nomination committee’s function is to assist the board in identifying qualified individuals who are willing and have the necessary independence and skills to act as directors of the company and be members of the board’s committees. The committee also develops and monitors a process for evaluating the board’s effectiveness and oversees the company’s Code of Conduct. The governance and nomination committee is guided by its terms of reference. In addition, the committee at the request of the board, interviews and recruits any future board members. The members of the governance and nomination committee are Messrs. C. Coleman (chairman), N.P. Cole, Jr. (senior independent non-executive director), Dr. K. Dagdelen and Mr. J. Kassum.

The governance and nomination committee’s responsibilities include:

•	Reviewing the structure, size and composition of the board and making recommendations to the board with regard to any desired changes;

•	Identifying, evaluating and recommending, for board approval, candidates to fill board vacancies as and when they arise;

•	Making recommendations to the board with regard to membership of the audit committee and remuneration committee and any other of the board’s committees in consultation with the chairmen of those committees;

•	Making recommendations on the constitution of the board to ensure there is a balanced board in terms of skills, knowledge, independence and experience;

•	Succession planning for directors and other senior executives of the company;

•	Assessing a director’s potential conflict of interest and making recommendations to the board; and

•	Making recommendations to the board concerning suitable candidates for the role of senior independent director.

D. EMPLOYEES

At the end of each of the past three years, the breakdown of employees, including our subsidiaries by main categories of activity was as follows:

At December 31,	2012	2013	2014

Gounkoto	53	163	151
Morila	415	397	302
Loulo	600	947	945
Tongon	410	533	449
Kibali	181	516	701
Total	1,742	2,556	2,548

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

No options were awarded to staff in terms of the Employee Share Option Scheme during 2014.

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

CEO Performance Shares

At the 2013 annual general meeting, shareholders approved a one-off award of performance shares to D.M. Bristow. The vesting of the performance shares is subject to the achievement of the conditions set out below and D.M. Bristow continuing to hold office or employment with the company during the period of three years from April 29, 2013, the date of grant of the award of performance shares. See “CEO Perfomance Shares” above.

Item 7. Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

As of February 28, 2015, our issued share capital consisted of 92,905,916 ordinary shares with a par value of $0.05 per share. To our knowledge we are not, directly or indirectly, owned or controlled by another corporation, any foreign government or other person.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 28, 2015, by:

•	Any person of whom the directors are aware that is interested directly or indirectly in 3% or more of our ordinary shares;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of February 28, 2015, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person.

Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE2 4WJ, Channel Islands.

	Shares Beneficially Owned

Holder	Number	%

D.M. Bristow	728,929	0.785
G.P. Shuttleworth	76,156	0.082
N.P. Cole Jr.	10,527	0.011
C. L. Coleman	9,800	0.011
K. Dagdelen	6,000	0.006
A.J. Quinn	4,828	0.005
K. Voltaire	10,527	0.011
J. Mabunda Lioko	2,400	0.003
J. Kassum	1,200	0.001
Safiatou Ba-N’Daw[1]	-	-
BNY (Nominees) Limited[2] One Canada Square, London, E14 5AL	47,752,780	51.40
Wells Fargo & Company[3] 420 Montgomery Street, San Francisco, CA 94104	4,505,304	4.85
BlackRock Inc.[4] 40 East 52nd Street New York, NY 10022	16,006,603	17.3
Van Eck Associates Corporation[5] 335 Madison Ave, 19th Floor New York, NY 10017	6,715,127	7.25
Vontobel Holding AG, Gottardstrasse 43, CH-8022, Zurich, Switzerland	4,431,153	4.77
Directors and executive officers[6]	876,857	0.944

(1)	Mrs. Ba-N’Daw was appointed to the board with effect from March 1, 2015.
(2)	Shares held by BNY (Nominees) Limited are held for and on behalf of our ADS holders.
(3)	Wells Fargo & Company reported in its Schedule 13G/A filed with the Securities and Exchange Commission on July 31, 2014 that its beneficial ownership in us amounted to 4,505,304 ordinary shares (4.85%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited. Wells Fargo & Company reported that it has shared voting power with respect to 4,504,621 shares and shared dispositive power with respect to 4,505,221 shares.
(4)	BlackRock Inc. reported in its Schedule 13G/A filed with the Securities and Exchange Commission on January 9, 2015 that its beneficial ownership in us amounted to 16,006,603 ordinary shares (17.3%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.
(5)	Van Eck Associates Corporation reported in its Schedule 13G/A filed with the Securities and Exchange Commission on February 12, 2015 that its beneficial ownership in us amounted to 6,715,127 ordinary shares (7.25%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.
(6)	No director or executive officer beneficially owns in excess of 1% of the outstanding ordinary shares.

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by our other shareholders.

At December 31, 2014, a total of 49,116,762 ordinary shares (or 60.0 percent of issued ordinary share capital) were held by The Bank of New York Mellon as depositary for our American Depositary Receipt program. Each American Depositary Share (ADS) is equivalent to one ordinary share in the company. At December 31, 2014 the number of persons who were registered holders of ADSs was reported at 88. Randgold is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

All shareholders have the same voting rights.

As at December 31, 2014 there were 1,375 holders of record of our ordinary shares. Of these holders 5 had registered addresses in the United States and held a total of 11,226 ordinary shares, approximately 0.01% percent of the total outstanding shares. In addition, certain accounts of record with registered addresses outside the United States, including The Bank of New York Mellon, hold our ordinary shares in whole or in part, beneficially for United States persons.

At February 28, 2015 47,752,780 ADSs or approximately 51.4 percent of total issued share capital, were issued and outstanding and held of record by approximately 89 registered holders.

Insofar as is known to us, there was no person who, directly or indirectly, joint or severally, exercised or could exercise control over Randgold nor is Randgold aware of any arrangements which might result in a change of control of Randgold.

B. RELATED PARTY TRANSACTIONS

Other than as referred to below, none of our directors, officers or major shareholders or, to our knowledge, their families, had any interest, direct or indirect, in any transaction during the last fiscal year or in any proposed transaction which has affected or will materially affect us or our investment interests or subsidiaries. Refer to Note 20 on page F-46 of this Annual Report for details provided on related party transactions that existed on December 31, 2014.

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

	Price Per Ordinary Share		Price Per ADS
Financial Period Ended	High(£)	Low (£)	High ($)	Low ($)

December 31, 2014	52.35	36.08	89.89	58.00
December 31, 2013	64.65	37.03	102.2	60.90
December 31, 2012	77.75	45.96	126.88	73.13
December 31, 2011	75.55	44.25	119.44	71.47
December 31, 2010	66.55	42.09	105.12	67.29
December 31, 2009	53.45	25.10	88.45	36.76

	Price Per Ordinary Share		Price Per ADS
Calendar Period	High(£)	Low(£)	High($)	Low($)

2015
First Quarter (through February 28, 2015)	56.85	44.13	85.84	66.69
2014
Fourth Quarter	44.96	36.78	71.36	58.00
Third Quarter	52.35	42.09	89.89	67.35
Second Quarter	49.05	43.28	84.89	72.14
First Quarter	50.65	36.08	85.48	59.19
2013
Fourth Quarter	50.25	37.03	79.77	60.90
Third Quarter	54.40	39.93	84.61	60.17
Second Quarter	56.90	39.34	85.69	60.44
First Quarter	64.66	53.25	102.02	79.51

	Price Per Ordinary Share		Price Per ADS
Calendar Month	High (£ )	Low (£)	High ($)	Low ($)

2015
February	55.95	49.21	85.46	75.12
January	56.85	44.13	85.84	66.69
2014
December	44.31	40.40	69.52	61.11
November	44.96	37.00	71.36	58.40
October	43.81	36.78	70.91	58.00
September	50.85	42.09	83.33	67.35

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

The authorized share capital is $6,000,000 divided into 120,000,000 ordinary shares of $0.05 each, of which 92,905,216 were issued as at February 28, 2015 and 27,094,784 were available for issue.

Details of our Memorandum and Articles of Association are provided below.

Memorandum of Association

Clause 2 of our Memorandum of Association provides that we shall have unrestricted corporate capacity.

Changes in Capital or Objects and Powers

Subject to the Companies (Jersey) Law (the 1991 Law) and our Articles of Association, we may by special resolution at a general meeting:

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

The shareholders will be asked at our 2015 general meeting to be held on May 5, 2015 to approve a number of amendments to the Articles of Association: (i) relating to the payment of scrip dividends: (ii) to allow the company to supply notices, documents or information by means of a website (or other electronic means), rather than by sending printed copies to shareholders; and (iii) to bring the Articles of Association in line with the procedure historically adopted to pay the non-executive director’s fees partly in shares.

General Meeting of Shareholders

We may at any time convene general meetings of shareholders. We are required to hold an annual general meeting once every year. No more than fifteen months may elapse between the date of one annual general meeting and the next.

Annual general meetings require twenty business days’ notice of the place, day and time of the meeting in writing or in an electronic communication to our shareholders. Any other general meeting (called an extraordinary general meeting) requires no less than fourteen clear days’ notice in writing or in an electronic communication. In addition, provided that it has been authorized by an ordinary resolution of shareholders and certain other requirements are complied with, a notice may instead of being sent to shareholders, be published on our website. Our business may be transacted at a general meeting only when a quorum of shareholders is present. Two persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member, constitute a quorum. NASDAQ’s Global Select Market’s marketplace rules, which apply to all companies listed on the NASDAQ Global Select Market, state in Rule 4350(f) that the minimum quorum for any meeting of holders of a company’s common stock is 33⅓% of the outstanding shares.

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

The Articles of Association provide that if at any time we have a class of shares admitted to trading on the London Stock Exchange, we must comply with the vote holder and issuer notification rules set out in Rule 5 of the UK Disclosure Rules and Transparency Rules (DTRs), which shall apply to us and our shareholders. Shareholders have to make notifications of changes in major shareholdings. Sanctions imposed where the provisions of Rule 5 of the DTRs are not followed included suspension of voting and/or dividend rights.

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

Remuneration of Directors

Our directors shall be entitled to receive by way of fees for their services as directors any sum that we may from time to time determine, not exceeding in aggregate $1,500,000 per annum or any other sum as we, by ordinary resolution in a general meeting, shall from time to time determine. That sum, unless otherwise directed by ordinary resolution of us by which it is voted, shall be divided among the non-executive directors in the proportions and in the manner that the board determines or, if the board has not made a determination, equally. The directors are entitled to be repaid all traveling, hotel and other expenses properly incurred by them in or about the performance of their duties as directors.

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

Number of Directors

Unless and until otherwise determined by a special resolution, the number of directors shall be not fewer than two or more than 20.

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

We entered into an employment contract with Mr. Shuttleworth in respect of his position as Chief Financial Officer. Pursuant to the employment contract, Mr. Shuttleworth’s employment will continue for an indefinite period unless terminated by either party upon not less than six months’ prior written notice. The employment contract provides that Mr. Shuttleworth’s salary is £495,600 per annum, subject to review by the board of directors annually. In addition, the employment contract provides that Mr. Shuttleworth is eligible to participate in the Randgold Resources Limited Annual Bonus Plan, and that the board of directors will consult with Mr. Shuttleworth with respect to the establishment of performance targets and goals under the Annual Bonus Plan.

3. Appointment letters with our non-executive directors: (i) Appointment Letter, dated January 28, 2013, between Randgold Resources Limited and Jeanine Mabunda Lioko, (ii) Appointment Letter, dated January 31, 2014, between Randgold Resources Limited and Jemal-ud-din Kassum and (iii) Appointment Letter, dated March 1, 2015, between Randgold Resources Limited and Safiatou Francoise Ba-N’Daw.

Pursuant to the appointment letters with the non-executive directors, each non-executive director’s appointment as a non-executive director is contingent upon re-election at the forthcoming annual general meetings and the appointment is terminable by either party upon three months’ notice. The appointment letters provide that a non-executive director is entitled to receive a fee of $60,000 per year (payable half yearly in arrears). In addition, if a non-executive director is appointed to serve on a board committee, the fees payable will be as follows: Audit Committee—$35,000 per year; Remuneration Committee—$25,000 per year; Nomination & Governance Committee—$10,000 per year, and the chairman of a board committee is entitled to receive an additional premium to the committee assignment fee of $20,000 per year. Each non-executive director shall receive 1,200 ordinary shares in the company per year subject to approval of shareholders at the company’s annual general meeting. Mr. Cole’s appointment letter provides that in addition, as the appointed senior independent director and in lieu of any committee assignment fee, he will receive an additional $85,000.

4. Deeds of indemnity: (i) Deed of Indemnity, dated April 30, 2012, between Randgold Resources Limited and Andrew Quinn, (ii) Deed of Indemnity, dated January 28, 2013, between Randgold Resources Limited and Jeanine Mabunda Lioko, (iii) Deed of Indemnity, dated January 31, 2014, between Randgold Resources Limited and Jemal-ud-din Kassum and (iv) Deed of Indemnity, dated March 1, 2015, between Randgold Resources Limited and Safiatou Ba-N’Daw.

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

We entered into a deed of indemnity with Safiatou Ba-N’Daw pursuant to which the company shall indemnify Mrs. Ba-N’Daw for claims, liabilities, costs charges, expenses or losses which may be made against her or which she may incur as a result of her directorship, subject to certain exclusions and limitations.

5. Facility Agreement dated December 17, 2014 between Randgold Resources Limited, HSBC Bank PLC and other financial institutions.

We entered into a $400.0 million unsecured revolving credit facility with HSBC and a syndicate of other banks which matures in May 2016 and is at present undrawn. The interest rate, if drawn, would be LIBOR plus 1.5% per annum based on the company's current level of leverage. The facility includes financial covenants in respect of EBIT, EBITDA, net finance charges, tangible net worth, total debt, debt cover and interest cover.

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

E. TAXATION

Material Jersey Tax Consequences

General

The following summary of the anticipated tax treatment in Jersey in relation to the payments on the ordinary shares and ADSs is based on the taxation law and practice as it is understood to apply at the date of this Annual Report, and does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice (including such tax law and practice as it applies to any land or building situated in Jersey). Prospective investors should be aware that the relevant fiscal rules and practice and their interpretation may change. We encourage you to consult your own professional advisers on the implications of subscribing or buying, holding, selling, redeeming or disposing of ordinary shares or ADSs and the receipt of interest and distributions, whether or not on a winding-up, with respect to the ordinary shares or ADSs under the laws of any jurisdiction in which they may be liable to taxation.

We are subject to Jersey income tax at the rate of zero percent in accordance with the Income Tax (Jersey) Law 1961, as amended (Income Tax Law).

The Income Tax Law provides that the standard rate of income tax on profits of a non-financial service company regarded as resident in Jersey or having a permanent establishment in Jersey will be zero percent.

As a non-financial service company subject to tax at the rate of zero percent, we will not be liable for Jersey income tax other than on income arising from Jersey land or property.

Currently, there is no double tax treaty or similar convention between the United States and Jersey although on December 13, 2013, Jersey and the United States signed an agreement to improve international tax compliance and to implement the US Foreign Account Tax Compliance Act (FATCA). FATCA applies to financial institutions outside the United States. Under the relevant provisions of FATCA we are a non-financial foreign entity and as such we have no obligation under FATCA.

Goods and Services Tax

Jersey has a tax on goods and services supplied in the island (GST). GST is not chargeable on supplies of goods and/or services made by us outside of Jersey and we will only incur GST on goods and/or services provided to us by GST registered businesses in Jersey.

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

Prior to 2012, the Income Tax Law made provision for the taxation of an individual who is a shareholder or ultimate beneficial owner resident in Jersey who owns 2% or more of the shares of a company resident in Jersey or with a permanent establishment in Jersey, however with effect from January 1, 2012 these rules have been repealed. New anti-avoidance rules came into force from January 1, 2013 which extend the range of what is a potentially taxable distribution from a Jersey resident company to Jersey resident shareholders and this may now include repayment of loan principal, proceeds received in the course of winding up, share repurchase/redemption, etc.

Taxation of Capital Gains and Estate and Gift Tax

Under current Jersey law, there are no death or estate duties, capital gains, gift, wealth, inheritance or capital transfer taxes. No stamp duty or other transfer tax is levied in Jersey on the issue or transfer of ordinary shares or ADSs unless such transfer conveys the right to occupy Jersey land. Probate Stamp Duty (PSD) is charged on the application for Grants of Probate and Letters of Administration. For individuals domiciled in Jersey, the whole of their estate is subject to PSD, while for individuals domiciled outside of Jersey, just their Jersey situs assets (including shares in Jersey companies) are subject to PSD. The current rates of PSD are:

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

Passive Foreign Investment Company Rules

A special and adverse set of US federal income tax rules apply to a US holder that holds stock in a passive foreign investment company (PFIC). In general, we will be a PFIC if 75% or more of our gross income in a taxable year is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and determined based on fair market value, are held for the production of, or produce, passive income.

In determining whether a non-US corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We believe that we currently are not a PFIC and do not expect to become a PFIC in 2015. However, there is significant uncertainty in the application of the PFIC rules to mining enterprises such as ourselves as a result of the interplay of several sets of tax rules. In addition, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, the market price of our ordinary shares, and the amount and type of our gross income, there can be no assurance that we will not become a PFIC in the future or that the US Internal Revenue Service will agree with our conclusion that we are not a PFIC now.

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

In certain circumstances a holder of stock or ADSs in a PFIC may avoid taxation under the rules described above by making a “qualified electing fund” (QEF), election to include in income its share of a PFIC’s annual income on a current basis. However, a QEF election is only available if the PFIC annually provides its stockholders with certain tax information, and we currently do not intend to prepare or provide such information. Accordingly, you should assume that a QEF election is unavailable.

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

Material United Kingdom Tax Considerations

The following statements do not constitute tax advice and are intended as a general guide only to the U.K. tax position under current U.K. tax legislation, and published HM Revenue & Customs (HMRC) practice as at the date of this document, both of which are subject to change at any time, possibly with retrospective effect. These statements deal only with the position of shareholders who are resident (and in the case of individuals only) domiciled solely in the U.K. for tax purposes (except where the position of a non-U.K. tax resident shareholder is expressly referred to), who hold their ordinary shares or ADSs as an investment and who are the absolute beneficial owners of the ordinary shares or ADSs and of all dividends of any kind paid in respect of them in circumstances where the dividends paid are regarded for U.K. tax purposes as that person’s own income (and not the income of some other person). The tax position of certain categories of shareholders who are subject to special rules (such as persons acquiring their shares or ADSs (or deemed to acquire their shares or ADSs) in connection with an employment or office, dealers in securities, insurance companies and collective investment schemes and shareholders owning 10% or more of the ordinary shares or voting power, rights to profit or capital of the company) is not considered. Any shareholder who is in doubt as to their tax position regarding the acquisition, ownership or disposal of their ordinary shares or ADSs, or who are subject to tax in a jurisdiction other than the U.K., should consult their own independent tax adviser.

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

A U.K. resident body corporate holding an interest in ADSs or ordinary shares should not generally be taxable on dividends paid by us unless they are a small company.

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

An individual shareholder who is liable to income tax at the higher tax rate will be taxed at the rate of 32.5% on the Gross Dividend. Any tax credit will be set against, but not fully match, the shareholder’s tax liability on the Gross Dividend and such shareholder will have to account for additional income tax equal to 22.5% of the Gross Dividend (which is equal to 25% of the cash dividend received) to the extent that the Gross Dividend falls within the 40% tax band.

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

Individuals who left the UK after being UK resident who were resident in the U.K. for at least four out of seven tax years prior to departure, and whose temporary period of non-residence is 5 years or less, will be subject to UK capital gains tax in the year of return on any gains realized on the disposal during the period of absence of any assets which were owned before taking up residence abroad.

Persons having an interest in ADSs or ordinary shares who are resident in the U.K. or who hold their ordinary shares or interests in ADSs through a U.K. trading branch or agency (or, if that person is a company, a permanent establishment) will, in general, be subject to U.K. taxation on gains arising on a disposal of ordinary shares or interests in ADSs.

The first £11,100 of an individual’s net chargeable gains are exempt for the tax year commencing April 6, 2015. The balance is taxed at 18% for gains that fall within the individual’s otherwise unused basic rate income tax band (currently £31,866 and falling to £31,786 from April 6, 2015) and 28% thereafter.

A body corporate will generally be subject to U.K. corporation tax on chargeable gains at the standard rate of U.K. corporation tax (which will be reduced from 21% to 20% from April 1, 2015).

Inheritance Tax

Liability to U.K. inheritance tax may arise on the death of an individual having an interest in ADSs or ordinary shares, or on a gift (or disposal at an undervalue) of ordinary shares or ADSs by an individual who is domiciled, or deemed to be domiciled, in the U.K.

U.K. inheritance tax may still be relevant for individuals who are neither domiciled nor deemed to be domiciled in the U.K. in respect of U.K. property. U.K. property is generally liable to U.K. inheritance tax subject to Double Tax Treaty provisions. This is a complicated area and individuals should consult their own independent tax adviser.

Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty or stamp duty reserve tax (SDRT) should be payable on the issue of the ordinary shares or ADSs, or on the delivery of the ADSs into a Depositary Trust Company (DTC).

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

Foreign Currency and Commodity Price Sensitivity

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro, South African Rand, Congolese franc and CFA). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks. Generally, the group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. Gold sales are disclosed in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates. No hedging instruments existed during 2014.

	2014	2013
$000
Level of exposure of foreign currency risk
Carrying value of foreign currency balances
Cash and cash equivalents includes balances denominated in:

• Communauté Financière Africaine franc (CFA)	1,550	(5,593)
• Euro (EUR)	1,198	4,078
• South African rand (ZAR)	1,065	814
• British pound (GBP)	225	46
Trade and other receivables include balances denominated in:

• Communauté Financière Africaine franc (CFA)	142,013	112,882
• Euro (EUR)	1,375	16,250
• South African rand (ZAR)	101	10,727
• British pound (GBP)	235	-
Trade and other payables includes balances denominated in:

• Communauté Financière Africaine franc (CFA)	(40,355)	(72,443)

	2014	2013
$000
• Euro (EUR)	(9,845)	(30,688)
• South African rand (ZAR)	(1,720)	(8,228)
• British pound (GBP)	(636)	(1,006)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the US dollar. Set out below is the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments.

	Closing exchange Rate	Effect of 10.0% strengthening of US dollar on net earnings and equity
Level of exposure of foreign currency risk (continued)
At December 31, 2014
• Euro (EUR)	0.8226	(855)
• Communauté Financière Africaine franc (CFA)	539.63	10,321
• South African rand (ZAR)	11.60	72
• British pound (GBP)	0.64	(18)
At December 31, 2013

• Euro (EUR)	0.7264	1,036
• Communauté Financière Africaine franc (CFA)	467.64	3,485
• South African rand (ZAR)	10.50	331
	0.61	99

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

Interest Rate Sensitivity

We generally do not undertake any specific actions to cover our exposure to interest rate risk and at December 31, 2014 were not party to any interest rate risk management transactions.

At December 31, 2012 the fair value of our borrowings, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at nil. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of the three month LIBOR rate was not applicable.

At December 31, 2013 the fair value of our borrowings, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $0. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of the three month LIBOR rate was not applicable.

At December 31, 2014 the fair value of our borrowings, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $0. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of the three month LIBOR rate was not applicable.

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in Mali and Côte d’Ivoire (and in the case of its joint ventures in DRC and Mali). The gold produced is sold to the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not financial assets for IFRS 7, included in receivables is $106.8 million (2013: $125.7 million; 2012: $87.5 million) (refer to note 7) relating to indirect taxes owing to Loulo, Gounkoto and Tongon by the State of Mali, which are denominated in CFA, which holds some credit risk for the group. The legally binding mining conventions in Mali permit offsetting of other corporate taxes against approved unpaid TVA. A further $50.5 million (2013: $36.4 million; 2012: $21.2 million) is held within the underlying statement of financial position of the equity accounted Kibali joint venture which is considered recoverable given the receipts obtained during the year and absence of significant disputed items, albeit receipts, remain slow. See “Risk Factors.”

Item 12. Description of Securities Other Than Equity Securities

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

Fees Payable by ADS Holders

Our American Depositary Shares, or ADSs, each representing the right to receive one of our ordinary shares, are listed on the NASDAQ Global Select Market under the symbol “GOLD.” A copy of our Form of Amended and Restated Deposit Agreement with The Bank of New York Mellon (Depositary) was filed with the SEC as an exhibit to our Form F-6 filed on October 7, 2009 (Deposit Agreement). Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth in the table below:

Associated Fee	Depositary Action

$5.00 or less per 100 ADSs (or portion thereof).	Execution and delivery of ADRs and the surrender of ADRs pursuant to the Deposit Agreement.

Associated Fee	Depositary Action
$0.02 or less per ADS (or portion thereof).	Any cash distribution made pursuant to the Deposit Agreement, including, among other things:
	•	cash distributions or dividends,

	•	distributions other than cash, shares or rights,

	•	distributions in shares, and

	•	rights of any other nature, including rights to subscribe for additional shares.

Taxes and other governmental charges.	As applicable.

Registration fees in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to or from the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals.	As applicable.

A fee equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.	Distributions of securities other than cash, shares or rights.

Any other charges payable by the Depositary, any of its agents (and their agents), including the custodian (by billing such owners for such charge or by deducting such charge from one or more cash dividends or other cash distributions).	Servicing of shares or other deposited securities.

Expenses incurred by the Depositary.	•	Cable, telex and facsimile transmission (where expressly provided for in the Deposit Agreement)

	•	Foreign currency conversion into U.S. dollars

At our 2014 annual general meeting, our shareholders approved a resolution authorizing the directors to offer shareholders the opportunity to receive new ordinary shares or, for ADS holders, new ADSs, instead of cash in respect of the final dividend and any future dividend to be declared or paid in the period up to and including the 2019 annual general meeting (scrip dividend). For ADS holders electing to participate in the scrip dividend scheme, an issuance fee of $0.04 per ADS payable to the Depositary will be deducted from the cash dividend amount an ADS holder is entitled to.

Depositary Payments for 2014

For the year ended December 31, 2014, our Depositary made no payments on our behalf in relation to our ADR program.

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

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures: As of December 31, 2014 (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the evaluation date, the company’s disclosure controls and procedures, including controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported within the required time periods.

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

Our management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).

Based on this assessment management concluded that, as of the evaluation date, the company’s internal control over financial reporting is effective based upon those criteria.

(c) Changes in Internal Control Over Financial Reporting: There have been no changes in the company’s internal control over financial reporting identified in connection with the evaluation that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect the company’s internal control over financial reporting.

(d) Attestation Report of the Registered Public Accounting Firm: The company’s independent registered accounting firm, BDO LLP, has issued an audit report on the effectiveness of the company’s internal control over financial reporting. See report of BDO LLP, an Independent Registered Public Accounting Firm on page 131.

Board of Directors and Shareholders

Randgold Resources Limited

We have audited Randgold Resources Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Randgold Resources Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report included in “Item 15B, “Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Randgold Resources Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Randgold Resources Limited as of December 31, 2014 and 2013 and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and statements of consolidated cash flows for the three years in the period ended December 31, 2014 and our report dated 30 March 2015, expressed an unqualified opinion thereon.

/s/ BDO LLP
BDO LLP
London
30 March 2015

BDO LLP is a limited liability partnership registered in England and Wales (with registered number OC305127).

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Membership of the company’s audit committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act of 2002. The company’s board determined that Dr. K. Voltaire, the current chairman of the audit committee, was an “audit committee financial expert” as defined in Item 16A of Form 20-F. Dr. Voltaire and each of the other members of the audit committee (being Mr. A.J. Quinn, Mrs. J.L. Mabunda and Mr. J. Kassum) are independent non-executive directors. All four members of the committee have considerable financial knowledge and experience to assist in overseeing and guiding the board and the company in respect of audit and corporate governance disciplines.

The committee is guided by its terms of reference, the mandate as delegated by the board is ensuring the integrity of financial reporting and adequacy of governance, internal control and risk management policies and procedures throughout the company and its operations.

Item 16B. Code of Ethics

In order to comply with the company’s obligations in terms of the Sarbanes-Oxley Act of 2002 and in the interests of good governance, the company has systems and procedures to introduce, monitor and enforce its ethical codes and the board has adopted a code of ethics that applies to all employees and a code of ethics for the Chief Executive Officer, Chief Financial Officer and all financial officers. The codes of ethics, entitled the “Code of Conduct” can be found on the company’s website, www.randgoldresources.com.

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

Item 16C. Principal Accountant Fees and Services

BDO LLP has served as our independent registered public accounting firm for the financial years ended December 31, 2014, 2013 and 2012.

The following table presents the aggregate fees for professional services and other services rendered by our Independent Registered Public Accounting Firm to us in 2014 and 2013.

	2014$	2013$
	($’000)	($’000)
Audit Fees (1)	1,123	1,100
Audit-related Fees (2)	—	16
Total	1,123	1,116

(1)	The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include our audit and statutory audits.
(2)	Audit-related fees include fees billed relating to comfort letters and consents; attest services; and assistance with and review of documents filed with the Securities and Exchange Commission and UK Listing Authority.

No other fees were billed.

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

The Audit Committee is responsible for the appointment, removal and oversight of the activities of the external auditors. In addition, the Audit Committee sets the principles for recommending the use of external auditors for non-audit services. Consistent with the audit committee’s policy during 2014 no non-audit services were provided by our external auditors. On January 30, 2014 and again on November 2, 2014 the audit committee reaffirmed that policy.

The Audit Committee met six times during 2014. At some of these meetings the committee met with the external audit partner and the finance director, to review the audit plans of the external auditors and to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls. The audit committee met with the finance director to review the quarterly and half-yearly financial results, and met with the finance director and external auditor to review the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

During 2014, all Audit-related Fees provided to us by BDO LLP were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

No work was performed by persons other than BDO LLP’s full-time, permanent employees on the BDO LLP’s engagement to audit our financial statements for 2014 and 2013, except that BDO LLP utilizes members of staff in its South African, Jersey, United States, Zambian and Mauritian offices member firms as part of the engagement team.

During 2014, the Audit Committee has overseen work undertaken to ensure compliance with the requirements of Section 404 of the Sarbanes Oxley Act of 2002.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Neither the issuer nor any affiliate of the issuer purchased any of our shares during 2014.

Item 16F. Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G. Corporate Governance

We are subject to a variety of corporate governance guidelines and requirements of NASDAQ, the London Stock Exchange and the SEC. We believe that we comply with the applicable corporate governance requirements. Although we are listed on the NASDAQ Global Select Market, we are not required to comply with all of NASDAQ’s corporate governance rules which are applicable to US companies. The significant ways in which the NASDAQ corporate governance rules differ for us, as a foreign company, are a reduced quorum requirement for shareholder meetings. Since 2011, we have been required to comply with the provisions of the United Kingdom Corporate Governance Code which was issued in the United Kingdom in June 2008 and was subsequently revised in 2010 and again last year. The 2012 edition of the United Kingdom Governance Code was fully implemented in 2013. According to the provisions of the United Kingdom Corporate Governance Code we were in compliance with the provisions throughout the year. In compliance with the United Kingdom Corporate Governance Code (2012 edition), all directors are subject to re-election on an annual basis and at our AGM on May 6, 2014 all of our directors (other than Mr. Liétard who resigned from the board and Safiatou Ba-N’daw who was appointed March 1, 2015) were re-elected.

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

Reference is made to the financial statements, commencing on page F-1, and the financial statement schedule on page S-1.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1[10]	Memorandum and Articles of Association of Randgold Resources Limited, as amended on May 3, 2011.

2.1[3]	Form of Amended and Restated Deposit Agreement, dated as of July 10, 2002 among Randgold Resources Limited, The Bank of New York as Depositary, and owners and holders from time to time of American Depositary receipts issued thereunder.

2.2[3]	Form of American Depositary Receipt.

2.3[1]	Excerpts of relevant provisions of the Companies (Jersey) Law 1991.

2.4[1]	Shareholder’s Agreement (English translation), dated June 23, 2000, between the State of Mali and Morila Limited.

4.1[1]	Deed Governing the Relationship Between the Parties Upon Admission between Randgold & Exploration Company Limited and Randgold Resources Limited, dated June 26, 1997 (Relationship Agreement).

4.2[1]	License Agreement, dated June 26, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.

Exhibit No.	Exhibit

4.3[1]	Agreement, dated December 21, 1999, between Société des Mines de Morila SA, Randgold Resources Limited and Morila Limited (loan from Randgold Resources Limited to Morila Limited).

4.4[1]	Joint Venture Agreement, dated May 29, 2000, between AngloGold Limited and Randgold Resources Limited.

4.5[1]	Randgold Resources Limited Share Option Scheme.

4.6[2]	Shareholder Loan Agreement dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.7[2]	Amendment to Shareholders’ Loan Agreement, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.8[2]	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo S.A.

4.9[4]	Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.10[5]	Addendum to the Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.11[5]	Addendum to the Joint Venture Agreement, dated April 22, 2008, between AngloGold Ashanti Limited and Randgold Resources Limited.

4.12[6]	Letter Agreement, dated September 18, 2008, between Randgold Resources (Côte d’Ivoire) Limited and New Mining Côte d’Ivoire SARL.

4.13[7]	Agreement between Randgold Resources Limited and AngloGold Ashanti Limited dated July 16, 2009.

4.14[7]	Amendment dated July 27, 2009 to Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009.

4.15[8]	Arrangement Agreement, dated August 5, 2009, between Randgold Resources Limited, 0858065 B.C. Limited and Moto Goldmines Limited.

4.16[8]	Protocole d’Accord, dated October 31, 2009, between Randgold Resources Limited, AngloGold Ashanti Limited, Moto Goldmines Limited, Kibali Goldmines S.P.R.L. and the Government of the Democratic Republic of Congo.

4.17[9]	Joint Venture Agreement, dated July 16, 2009 between Randgold Resources Limited and AngloGold Ashanti Limited in relation to Kibali (Jersey) Limited.

4.18[10]	Rules of Restricted Share Scheme, as amended on January 30, 2012.

4.19[10]	Rules of Co-Investment Plan.

4.20[11]	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Andrew Quinn.

4.21[11]	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Christopher Coleman.

Exhibit No.	Exhibit

4.22[11]	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Kadri Dagdelen.

4.23[11]	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Karl Voltaire.

4.24[11]	Appointment Letter, dated April 30, 2012, between Randgold Resources Limited and Norborne Cole Jr.

4.25[11]	Appointment Letter, dated January 28, 2013, between Randgold Resources Limited and Jeanine Mabunda Lioko.

4.26[12]	Appointment Letter, dated January 31, 2014, between Randgold Resources Limited and Jemal-ud-din Kassum.

4.27	Appointment Letter, dated March 1, 2015, between Randgold Resources Limited and Safiatou Francoise Ba-N’Daw.

4.28[11]	Deed of Indemnity, dated April 30, 2012, between Randgold Resources Limited and Andrew Quinn.

4.29[11]	Deed of Indemnity, dated January 28, 2013, between Randgold Resources Limited and Jeanine Mabunda Lioko.

4.30[12]	Deed of Indemnity, dated January 31, 2014, between Randgold Resources Limited and Jemal-ud-din Kassum.

4.31	Deed of Indemnity, dated March 1, 2015, between Randgold Resources Limited and Safiatou Ba-N’Daw.

4.32[10]	Executive Service Agreement between Randgold Resources Limited and Dennis Mark Bristow, dated June 13, 2011.

4.33[11]	Variation to Executive Service Agreement between Randgold Resources Limited and Dennis Mark Bristow, as amended on January 28, 2013.

4.34[10]	Executive Service Agreement between Randgold Resources Limited and Graham P. Shuttleworth, dated June 13, 2011.

4.35[11]	Variation to Executive Service Agreement between Randgold Resources Limited and Graham P. Shuttleworth, as amended on January 28, 2013.

4.36[11]	Establishment Convention between the Government of the Republic of Mali and Société des Mines de Gounkoto SA, dated March 21, 2012.

4.37[11]	Agreement between The State of Côte d’Ivoire and Randgold Resources Côte d’Ivoire SARL, dated October 2010.

4.38[11]	Shareholders agreement dated October 31, 2009, between L’office des Mines d’or de Kilo-Moto, Moto Goldmines Limited , Border Energy Pty Limited, Kibali Goldmines SA and Kibali (Jersey) Limited.

4.39[11]	Establishment Convention between the Government of the Republic of Mali and BHP Minerals International Inc., dated April 28, 1992 concerning the Morila Gold Mine.

4.40[11]	Toll Treatment Agreement, dated June 1, 2011, between Société des Mines de Gounkoto SA and Société des Mines de Loulo SA.

Exhibit No.	Exhibit

4.41[11]	Establishment Convention between the Government of the Republic of Mali and Société des Mines de Loulo SA, dated March 21, 1983.

4.42[11]	Amendment to the Establishment Convention dated March 21, 1983, concerning the Loulo Gold Mine.

4.43	Facility Agreement dated December 17, 2014 between Randgold Resources Limited., HSBC Bank PLC and other financial institutions.

8.1	List of Subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of BDO LLP.

15.2	Consent of Andrew Fox.

15.3	Consent of Tim Peters.

15.4	Consent of BDO LLP.

1.	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-90972), filed on June 21, 2002.
2.	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.
3.	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-129147), filed on October 7, 2009.
4.	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-147648), filed on November 27, 2007.
5.	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
6.	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.
7.	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-160827), filed on July 27, 2009.
8.	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.
9.	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.
10.	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.
11.	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.
12.	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RANDGOLD RESOURCES LIMITED

By:	/s/ D. Mark Bristow
Name: D. Mark Bristow
Title: Chief Executive Officer
Date: March 30, 2015

S-1

Exhibit Index

Exhibit No.	Exhibit

4.27	Appointment Letter, dated March 1, 2015, between Randgold Resources Limited and Safiatou Ba-N’Daw.

4.31	Deed of Indemnity, dated March 1, 2015, between Randgold Resources Limited and Safiatou Ba-N’Daw.

4.43	Facility Agreement dated December 17, 2014 between Randgold Resources Limited., HSBC Bank PLC and other financial institutions.

8.1	List of Subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of BDO LLP.

15.2	Consent of Andrew Fox.

15.3	Consent of Tim Peters.

15.4	Consent of BDO LLP.

S-2

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Randgold Resources Limited

We have audited the accompanying consolidated statements of financial position of Randgold Resources Limited as of December 31, 2014 and 2013 and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and statements of consolidated cash flows for the three years in the period ended December 31, 2014. In connection with our audits of the financial statements, we have also audited the financial statement schedule, included on page S-1 of this Form 20-F. These financial statements and schedule are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Randgold Resources Limited at December 31, 2014 and 2013 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Randgold Resources Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 30, 2015, expressed an unqualified opinion thereon.

/s/ BDO LLP

BDO LLP

London

March 30, 2015

BDO LLP is a limited liability partnership registered in England and Wales (with registered number OC305127).

Consolidated statement of comprehensive income

for the years ended December 31, 2014, 2013 and 2012

		Year ended	Year ended	Year ended
$000	Note	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Revenue
Gold sales on spot		1,086,756	1,137,690	1,183,127
Total revenue		1,086,756	1,137,690	1,183,127
Share of profits of equity accounted joint ventures[1]	10	75,942	54,257	40,927
Other income	21	5,508	6,028	12,555
Total income		1,168,206	1,197,975	1,236,609
Costs and expenses
Mining and processing costs[2]	21	712,768	681,119	591,094
Royalties		56,490	58,415	59,710
Exploration and corporate expenditure	22	36,765	49,485	39,033
Other expenses	21	4,974	-	-
Total costs		810,997	789,019	689,837
Finance income	23	71	1,242	2,048
Finance costs	23	(4,235)	(7,737)	(984)
Finance costs-net	23	(4,164)	(6,495)	1,064
Profit before income tax		353,045	402,461	547,836
Income tax expense	4	(81,885)	(76,714)	(37,054)
Profit for the period		271,160	325,747	510,782
Other comprehensive expense
Loss on available-for-sale financial assets		(363)	(1,173)	(2,919)
Share of equity accounted joint ventures’ other comprehensive
expense	10	(36)	(400)	(182)
Total other comprehensive expense		(399)	(1,573)	(3,101)
Total comprehensive income		270,761	324,174	507,681
Profit
Attributable to:
Owners of the parent		234,974	278,382	431,801
Non-controlling interests		36,186	47,365	78,981
		271,160	325,747	510,782
Total comprehensive income
Attributable to:
Owners of the parent		234,575	276,809	428,700
Non-controlling interests		36,186	47,365	78,981
		270,761	324,174	507,681
Basic earnings per share ($)	6	2.54	3.02	4.70
Diluted earnings per share ($)	6	2.51	2.98	4.65
Average shares in issue (000)		92,603	92,213	91,911

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Share of profits of equity accounted joint ventures were previously disclosed below total costs and above profit before tax and have now been included in total income.
[2]	Comparative figures excluded transport and refining costs from mine production costs and disclosed such costs separately, but given its immateriality, it has now been included in mine production costs. Transport and refining totaling $3.0 million for the 12 months ended December 31, 2014 (December 31, 2013: $2.7 million) (December 31, 2012: $2.7 million) are now included in mining and processing costs.

Consolidated statement of financial position

at December 31, 2014 and 2013

$000	Note	Dec 31, 2014	Dec 31, 2013
Assets
Non-current assets
Property, plant and equipment	9	1,494,530	1,457,500
Deferred tax	11	398	1,294
Trade and other receivables	7	26,277	49,023
Long term ore stockpiles	8	178,314	142,010
Investment in equity accounted joint ventures	10	1,394,042	1,267,776
Other investments in joint ventures	10	43,854	52,459
Total investments in joint ventures	10	1,437,896	1,320,235
Total non-current assets		3,137,415	2,970,062
Current assets
Inventories and ore stockpiles	8	126,216	180,415
Trade and other receivables	7	185,233	186,054
Available-for-sale financial assets	12	1,467	1,831
Cash and cash equivalents		82,752	38,151
Total current assets		395,668	406,451
Total assets		3,533,083	3,376,513
Equity and liabilities
Share capital	5	4,634	4,612
Share premium	5	1,450,984	1,423,513
Retained earnings		1,575,218	1,386,518
Other reserves		67,254	64,398
Equity attributable to owners of the parent		3,098,090	2,879,041
Non-controlling interests		204,864	178,813
Total equity		3,302,954	3,057,854
Non-current liabilities
Loans from minority shareholders in subsidiaries		2,766	2,929
Deferred tax	11	29,915	28,458
Provision for rehabilitation	14	55,904	49,177
Total non-current liabilities		88,585	80,564
Current liabilities
Trade and other payables	13	109,354	174,445
Current tax payable		32,190	63,650
Total current liabilities		141,544	238,095
Total equity and liabilities		3,533,083	3,376,513

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

for the year ended December 31, 2014, 2013 and 2012

Attributable to Equity Shareholders

	Number of ordinary shares	Share capital $000	Share premium $000	Other reserves $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non controlling interests $000	Total equity $000
Balance - Dec 31, 2011	91,717,070	4,587	1,386,939	40,531	759,209	2,191,266	104,515	2,295,781
Share of other comprehensive expense of joint ventures[1]	-	-	-	(182)	-	(182)	-	(182)
Fair value movement on available-for-sale financial assets[1]	-	-	-	(2,919)	-	(2,919)	-	(2,919)
Other comprehensive expense	-	-	-	(3,101)	-	(3,101)	-	(3,101)
Net profit for the period	-	-	-	-	431,801	431,801	78,981	510,782
Total comprehensive income/ (expense) for the period	-	-	-	(3,101)	431,801	428,700	78,981	507,681
Share-based payments	-	-	-	21,150	-	21,150	-	21,150
Share options exercised	267,798	13	14,064	-	-	14,077	-	14,077
Reserves transfer on exercise
of options previously expensed under IFRS 2	-	-	3,498	(3,498)	-	-	-	-
Shares vested[2]	76,285	3	4,643	(4,088)	-	558	-	558
Dividends relating to 2011	-	-	-	-	(36,737)	(36,737)	-	(36,737)
Non-controlling interest share
of Gounkoto dividend	-	-	-	-	-	-	(24,823)	(24,823)
Balance - Dec 31, 2012	92,061,153	4,603	1,409,144	50,994	1,154,273	2,619,014	158,673	2,777,687
Share of other comprehensive expense of joint ventures[1]	-	-	-	(400)	-	(400)	-	(400)
Fair value movement on available-for-sale financial assets[1]	-	-	-	(1,173)	-	(1,173)	-	(1,173)
Other comprehensive expense	-	-	-	(1,573)	-	(1,573)	-	(1,573)
Net profit for the period	-	-	-	-	278,382	278,382	47,365	325,747
Total comprehensive income/ (expense) for the period	-	-	-	(1,573)	278,382	276,809	47,365	324,174
Share-based payments	-	-	-	26,282	-	26,282	-	26,282
Share options exercised	23,750	1	1,183	-	-	1,184	-	1,184
Reserves transfer on exercise
of options previously expensed under IFRS 2	-	-	464	(464)	-	-	-	-
Shares vested[2]	160,628	8	12,722	(10,841)	-	1,889	-	1,889
Dividends relating to 2012	-	-	-	-	(46,137)	(46,137)	-	(46,137)
Non-controlling interest share
of Gounkoto dividend	-	-	-	-	-	-	(27,225)	(27,225)
Balance - Dec 31, 2013	92,245,531	4,612	1,423,513	64,398	1,386,518	2,879,041	178,813	3,057,854
Share of other comprehensive expense of joint ventures[1]	-	-	-	(36)	-	(36)	-	(36)
Fair value movement on
available-for-sale financial assets[1]	-	-	-	(363)	-	(363)	-	(363)
Other comprehensive expense	-	-	-	(399)	-	(399)	-	(399)
Net profit for the period	-	-	-	-	234,974	234,974	36,186	271,160
Total comprehensive income/ (expense) for the period	-	-	-	(399)	234,974	234,575	36,186	270,761
Share-based payments	-	-	-	23,697	-	23,697	-	23,697
Share options exercised	108,300	6	2,029	-	-	2,035	-	2,035
Reserves transfer on exercise
of options previously expensed under IFRS 2	-	-	756	(756)	-	-	-	-
Shares vested[2]	283,888	14	21,698	(19,686)	-	2,026	-	2,026
Dividends relating to 2013	36,366	2	2,988	-	(46,274)	(43,284)	-	(43,284)
Non-controlling interest share
of Gounkoto dividend	-	-	-	-	-	-	(10,135)	(10,135)
Balance - Dec 31, 2014	92,674,085	4,634	1,450,984	67,254	1,575,218	3,098,090	204,864	3,302,954

[1]	Share of other comprehensive expense or joint ventures and the fair value movement on available for-sale assets may be recycled through the income statement in the future if certain future conditions arise.
[2]	Restricted shares and Co-Investment Plan (CIP) awards were issued as remuneration to executive directors, non-executive directors and senior management. Shares were also issued to executive directors following approval of their 2014, 2013 and 2012 annual bonuses. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

Share capital

The share capital comprises the issued ordinary shares of the company at par.

Share premium

The share premium comprises the excess value recognized from the issue of ordinary shares at par and amounts transferred from other reserves on the exercise of share options and vesting of share awards.

Retained earnings

Retained earnings comprise the group’s cumulative accounting profits and losses since inception.

Other reserves

Other reserves comprise the cumulative charge recognized under IFRS 2 in respect of share-based payment awards (net of amounts transferred to share capital and share premium), as well as cumulative fair value movements in available-for-sale financial assets.

At December 31, 2014, the balance of the share-based payment reserve amounted to $68.4 million (December 31, 2013: $65.1 million; December 31, 2012: $50.1 million). The foreign currency translation reserve was $1.4 million at December 31, 2014 (December 31, 2013: $1.4 million; December 31, 2012: $1.4 million) and the cumulative net losses in available-for-sale financial assets amounted to $2.5 million at December 31, 2014 (December 31, 2013: cumulative net loss of $2.1 million; December 31, 2012: cumulative net loss of $0.5 million). Refer to note 12 for further details of available-for-sale financial assets.

Non-controlling interests

Non-controlling interests comprise the non-controlling interests’ share of cumulative profits and losses in the group, less their share of dividends paid.

Statements of consolidated cash flows

for the year ended December 31, 2014

	Year ended	Year ended	Year ended
$000	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Cash flow from operating activities
Profit after tax	271,160	325,747	510,782
Income tax expense	81,885	76,714	37,054
Profit before income tax	353,045	402,461	547,836
Share of profits of equity accounted joint ventures	(75,942)	(54,257)	(40,927)
Net finance cost/(income)	2,935	5,180	(1,931)
Unwind of discount on provisions for environmental rehabilitation	1,229	1,315	867
Depreciation and amortization	146,762	130,638	117,991
Share-based payments	24,475	26,282	21,150
Non-cash adjustment on royalties	28,101	8,284	-
	480,605	519,903	644,986
Effects of changes in operating working capital items
Receivables	(3,637)	(62,738)	(120,737)
Inventories and ore stockpiles	17,895	(49,816)	(81,602)
Trade and other payables	(81,216)	65,572	18,507
Cash generated from operations before interest and tax	413,647	472,921	461,154
Interest received	71	1,242	2,048
Interest paid	(3,006)	(6,422)	(117)
Dividends received from equity accounted joint ventures	565	18,974	72,326
Income tax paid	(93,659)	(22,249)	(11,182)
Net cash generated by operating activities	317,618	464,466	524,229
Cash flow from investing activities
Additions to property, plant and equipment	(179,313)	(303,099)	(272,207)
Decreases in available-for-sale insurance	-	-	920
Funds invested in equity accounted joint ventures	(51,462)	(424,906)	(298,283)
Loans repaid by equity accounted joint ventures	9,142	-	3,472
Net cash used in investing activities	(221,633)	(728,005)	(566,098)
Cash flow from financing activities
Proceeds from issue of ordinary shares	2,035	1,184	14,077
Dividends paid to company’s shareholders	(43,284)	(46,137)	(36,737)
Dividends paid to non-controlling interests	(10,135)	(27,225)	(24,823)
Proceeds from borrowings	50,000	-	-
Repayment of borrowings	(50,000)	-	-
Net cash used by financing activities	(51,384)	(72,178)	(47,483)
Net increase/(decrease) in cash and equivalents	44,601	(335,717)	(89,352)
Cash and equivalents at beginning of year	38,151	373,868	463,220
Cash and cash equivalents at end of year	82,752	38,151	373,868

The effective interest rate on cash and cash equivalents was 0.05% (2013: 0.54%; 2012: 0.41%). These funds have an average maturity of less than 90 days.

Notes to the consolidated financial statements

for the year ending December 31, 2014

1.	Nature of operations

The company and its subsidiaries together with its joint ventures (the group) carry out exploration and gold mining activities. Currently there are three operating mines in Mali, West Africa: the Morila gold mine (equity accounted joint venture), which started production in October 2000, the Loulo gold mine complex (subsidiary), which commenced production in November 2005 and the Gounkoto gold mine (subsidiary), which began production in June 2011. The group also operates a fourth mine in Côte d’Ivoire, the Tongon gold mine (subsidiary), which started production in December 2010. The group also holds an effective 45% interest in the Kibali gold mine (equity accounted joint venture) in the Democratic Republic of Congo (DRC) in conjunction with AngloGold Ashanti Limited (AngloGold Ashanti) (45%) and Société Miniere de Kilo-Moto sarl (SOKIMO) (10%). Randgold is the operator of the Morila, Loulo, Gounkoto, Tongon and Kibali mines.

The interests of the group in its operating mines are held through Société des Mines de Morila SA (Morila) which owns the Morila mine, Société des Mines de Loulo SA (Loulo) which owns the Loulo mine, Société des Mines de Tongon SA (Tongon) which owns the Tongon mine, Société des Mines de Gounkoto SA (Gounkoto) which owns the Gounkoto mine and Kibali Goldmines SA (Kibali), which owns the Kibali mine. Randgold holds an effective 40% interest in Morila in conjunction with AngloGold Ashanti (40%) and the State of Mali (20%). Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. Similarly, management of Kibali (Jersey) Limited, the effective 90% shareholder of Kibali, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. Randgold holds an effective 80% interest in Loulo and Gounkoto. The remaining 20% interest is held by the State of Mali. Randgold holds an effective 89% interest in Tongon, 10% is held by the State of Côte d’Ivoire while the remaining 1% is held by a local Ivorian company.

The group has a portfolio of exploration permits and projects, with various exploration programs, ranging from early to substantial stage, underway in the DRC, Mali, Senegal and Côte d’Ivoire.

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

After reviewing the company’s budget for the next financial year, and other longer term plans, the directors are satisfied, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. The directors have no reason to believe that the company will not be a going concern in the foreseeable future based on forecasts and available cash resources and available facilities.

New standards and interpretations applied

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to January 1, 2014 which have been adopted by the group for the first time this year.

IFRS as issued by IASB
		Effective period commencing on or after	Impact on group
IAS 32	Amendment – offsetting financial assets and financial liabilities	Jan 1, 2014	No material impact
IAS 36	Amendment – recoverable amounts disclosures for non-financial assets	Jan 1, 2014	No material impact
IFRIC 21	Levies	Jan 1, 2014	No material impact

Standards effective in future period

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the group’s activities and are mandatory for the group’s accounting periods beginning after January 1, 2015 or later periods and which the group has decided not to adopt early.

Effective period commencing on or after
	Annual improvements to IFRSs 2010-2012 cycle	July 1, 2014
	Annual improvements to IFRSs 2011 - 2013 cycle	July 1, 2014
IFRS 9	Financial instruments	Jan 1, 2018
IAS 19	Amendment – Defined benefit plans: employee contributions	Jul 1, 2014
IFRS 11	Amendment – Accounting for acquisition of interests in joint operations	Jan 1, 2016
IAS 16 & IAS 38	Amendments – Clarification of acceptable methods of depreciation and amortization	Jan 1, 2016
IFRS 15	Revenue from contracts with customers	Jan 1, 2017
IAS 27	Amendment – Equity method in separate financial statements	Jan 1, 2016
IFRS 10 & IAS 28	Amendment – Sale or contribution of assets between an investor and its associate or joint venture	Jan 1, 2016
IAS 1	Amendment – Disclosure initiative Annual improvements to IFRSs (2012-2014 cycle)	Jan 1, 2016 Jan 1, 2016

The group is currently assessing the impact of these standards on the financial statements. At present, no impact is anticipated in respect of the standards and interpretations, given the nature of operations.

Consolidation

The consolidated financial information includes the financial statements of the company, its subsidiaries and the company’s equity accounted joint ventures using uniform accounting policies for like transactions and other events in similar circumstances.

Subsidiaries

Subsidiaries are entities over which the group has the power to govern the financial and operating policies so as to obtain benefits from the activities and the ability to use its power over the investee to affect the amounts of the group’s returns and which generally accompanies an interest of more than one-half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition costs are expensed. Identifiable assets acquired (including mineral property interests), liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill or other identifiable intangible assets. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of comprehensive income.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Joint ventures

The group holds interests in a number of joint ventures. In a joint venture the parties that have joint control of the arrangement (the joint venturers) have a right to the net assets of the arrangement. This right is accounted for in the consolidated financial statements using the equity method of accounting. Joint control is considered to exist when there is contractual joint control; control being the power to govern the financial and operating policies of an entity so as to obtain benefits from the activities and the ability to use its power over the investee to affect the amounts of the group’s returns by the joint venturers.

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

Joint ventures are accounted for using the equity method of accounting. In applying the equity method of accounting, both for existing joint ventures subsequent to the transition date and for any newly acquired joint ventures, the group’s share of its joint ventures’ post-acquisition profits or losses are recognized in profit or loss and its share of post-acquisition other comprehensive income is recognized in other comprehensive income. These post-acquisition movements and distributions received from the joint venture companies are adjusted against the carrying amount of the investments. When the group’s share of losses in an associated or joint venture company equals or exceeds its interest in the joint venture company, including any other unsecured non-current receivables, the group does not recognize further losses, unless it has obligations to make or has made payments on behalf of the associated or joint venture company. Unrealized gains on transactions between the group and its associated and joint venture companies are eliminated to the extent of the group’s interest in the associated and joint venture companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Trading receivables and payables with joint ventures are classified within trade and other receivables and payables. The accounting policies of associated and joint venture companies have been changed where necessary to ensure consistency with the accounting policies adopted by the group.

Dividends received are classified as operating cash flows in the consolidated cash flow statement.

Investment in subsidiaries and joint ventures

Investment in subsidiaries and joint ventures are stated at cost less any provisions for impairment in the individual financial statements of the company. Dividends are accounted for when the company becomes entitled to receive them. On the disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of comprehensive income.

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

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is also the functional currency of the company and its significant subsidiaries and joint ventures.

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

Property, plant and equipment

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

Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity.

Costs are capitalized during the construction of a new mine until commercial levels of production are achieved (refer to ‘commercial production’ below), after which the relevant costs are amortized. Costs are capitalized provided that the project is considered to be commercially, technically and economically viable. Such viability is deemed to be achieved when the group is confident that the project will provide a satisfactory return relative to its perceived risks and is sufficiently certain of economic production. Costs which are necessarily incurred while commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized under ‘long-lived assets and mine development costs’.

Development costs incurred after the commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit.

Commercial production

The group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine construction project is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include but are not limited to the following:

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

Stripping costs

In surface mining operations, the group may find it necessary to remove waste materials to gain access to mineral ore deposits prior to and after production commences. This waste removal activity is known as ‘stripping’. Prior to production commencing from a pit, stripping costs are measured internally and capitalized until the point where the overburden has been removed and access to the ore commences. Subsequent to production, waste stripping continues, either as part of ore extraction as a run of mine activity or due to strategic decisions such as pit push-back campaigns. There are two benefits accruing to the group from stripping activity during the production phase: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. Economic ore extracted during this period and is subsequently accounted for as inventory. The production stripping costs relating to improved access to further quantities in future periods are capitalized as a stripping activity asset, if and only if, all of the following are met:

•	It is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the group;

•	The group can identify the component of the ore body for which access has been improved; and

•	The costs relating to the stripping activity associated with that component or components can be measured reliably.

In determining the relevant component of the orebody for which access is improved, the group componentizes each of its mines into geographically distinct orebody sections or phases to which the stripping activities being undertaken within that component are allocated. Such phases are determined based on assessment of factors such as geology and mine planning.

Once determined that any portion of the production stripping costs should be capitalized, the group typically uses the average stripping ratio of the component or phase of the mine to which the production stripping cost related to determine the amount of the production stripping costs that should be capitalized.

The group depreciates the deferred costs capitalized as stripping assets on a unit of production method, with reference the ex-pit ore treated from the relevant ore body component or phase.

Short-lived assets

Short-lived assets, including non-mining assets are shown at cost less accumulated depreciation and impairment.

Depreciation and amortization

Long-lived assets include mining properties, such as freehold land, metallurgical plant, tailings facilities, raw water dams, power plants and mine infrastructure, as well as mine development costs and are depreciated on a unit of production basis.

Depreciation and amortization are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated ore tonnes contained in proven and probable reserves to be extracted using the relevant asset. As an example, underground assets are depreciated over underground proven and probable reserves and tonnes milled from those ore bodies. No future capital expenditure is included in the depreciable value. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Only proven and probable reserves are used in the tonnes milled units of production depreciation calculation. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortization charges.

Depreciation of construction and development costs for new mines commences when commercial production is achieved, as detailed above. Underground development costs are depreciated from the date the development provides access to operational areas and ore extraction begins from those areas. Other assets under construction, such as plant improvement projects, are depreciated from the date they are commissioned, based on assessment by the group’s engineers.

Short-lived assets which include motor vehicles, office equipment and computer equipment are depreciated over estimated useful lives of between two to five years but limited to the remaining mine life. Residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation starts when the assets are ready and available for use.

Impairment

The carrying amount of the property, plant and equipment and investments in joint ventures of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated risk adjusted future cash flows. The discount rate used is the group’s weighted average cost of capital adjusted for asset specific factors when applicable. An impairment is recognized in the income statement to the extent that the carrying amount exceeds the assets’ recoverable amount. Only proven and probable reserves are used in the calculations and the models use the approved mine plans and exclude capital expenditure which enhance the assets or extractable ore tonnes outside of such approved mine plans. The revised carrying amounts are amortized in line with group accounting policies.

A previously recognized impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognized in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior years. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash- generating units) for purposes of assessing impairment. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment investments in joint ventures.

Inventories

Inventories include ore stockpiles, gold in process and doré supplies, stores and materials, and are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.

Cost of stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production. Ore extracted is allocated to stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. While held in physically separate stockpiles, the group blends the ore from each stockpile at an individual mine when feeding the processing plant to achieve the resultant gold content. In such circumstances, lower and higher grade ore stockpiles each represent a raw material, used in conjunction with each other, to deliver overall gold production, as supported by the relevant feed plan.

Morila’s full grade ore stockpile is above 1.4g/t and marginal ore is defined as ore below 1.4g/t but greater than 1.0g/t. At Loulo, full grade open pit stockpile material is above 1.2g/t for Loulo 3 and Gara, while Yalea is above 0.7g/t. No Yalea or Gara underground material is on the stockpile since all ore mined is fed. At Gounkoto, the full grade ore stockpile is above 1.67g/t and marginal ore above 1.26g/t. Tongon’s, full grade ore stockpile is above 1.4g/t and marginal ore above 0.9g/t. And Kibali’s high and medium grade ore stockpile is above 1.4g/t.

The processing of ore in stockpiles occurs in accordance with the Life of Mine (LoM) processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design. Ore tonnes contained in the stockpile which exceed the annual tonnes to be milled as per the mine plan in the following year, are classified as non-current in the statement of financial position.

Net realizable value of ore stockpiles is determined with reference to estimated contained gold and market gold prices applicable. Ore stockpiles which are blended together or with future ore mined when fed to the plant are assessed as an input to the gold production process to ensure the combined stockpiles are carried at the lower of cost and net realizable value. Ore stockpiles which are not blended in production are assessed separately to ensure they are carried at the lower of cost and net realizable value, although no such stockpiles are currently held.

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

Royalties

Royalty arrangements based on mineral production are in place at each operating mine. The primary type of royalty is a net smelter return royalty. Under this type of royalty the group pays the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less selling costs. A royalty expense is recorded when revenue from the sale of gold is recognized.

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

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available-for-sale financial assets are designated on acquisition. They are normally included in current assets and are carried at fair value. Where a decline in the fair value of an available-for- sale financial asset constitutes objective evidence of impairment, the amount of the loss is recognized in the statement of comprehensive income within other expenses, other movements in fair value are recognized in other reserves within equity.

Borrowings (including bank borrowings when applicable, loans from subsidiaries, joint ventures and minorities)

Borrowings are recognized initially at fair value, which equates to the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of comprehensive income over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

Trade and other payables

Accounts payable and other short term monetary liabilities, are initially recognized at fair value, which equates to the transaction price, and subsequently carried at amortized cost using the effective interest method.

Rehabilitation costs

The net present value of estimated future rehabilitation costs is provided for in the financial statements and capitalized within property, plant and equipment on initial recognition. Rehabilitation will generally occur on closure or after closure of a mine. Initial recognition is at the time of the construction or disturbance occurring and thereafter as and when additional construction or disturbances take place. The estimates are reviewed annually to take into account the effects of inflation and changes in estimated risk adjusted rehabilitation works cost and are discounted using rates that reflect the time value of money. Annual increases in the provision due to the unwinding of the discount are recognized in the statement of comprehensive income as a finance cost. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are recorded to mining assets against an increase/decrease in the rehabilitation provision. The rehabilitation asset is amortized as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred. Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

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

Taxation paid in the statement of consolidated cash flows relates to corporate tax liability payments. In Mali, the State is not reimbursing TVA due to the group required under the legally binding mining convention. The group has an existing legal right under its mining convention to offset the TVA against corporate tax as it falls due. As a result, payments made under the TVA taxation system are being made in the knowledge that such payments first represent payments on account for corporate tax. The group records such payments as ‘taxation paid’ in the statement of consolidated cash flows as this is considered to present a more appropriate reflection of the group’s corporate tax contribution by management. Once corporate tax liabilities are met, the remaining payments under the TVA system represent normal recoverable TVA and are not reflected in the statement of consolidated cash flows as ‘taxation paid.’

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

Accounting for Gounkoto non-controlling interest priority dividends

Under the statutory requirements of the 1999 Malian Mining Code (the Code), the State of Mali is entitled to advanced payment of dividends. The advanced payment entitlement is calculated based on 10% of profits after certain deductions. The advanced dividends paid are deducted from the ordinary dividends that the government receives under its 20% equity interest in Gounkoto. Given the statute, a liability is recognized at each balance sheet date based on 10% of the accrued profit measure. The liability is extinguished upon the subsequent payment of the advanced dividend. An ‘other receivables’ asset is recorded as the advanced dividend automatically entitles Gounkoto to reduce future cash flows paid to the State of Mali and creates economic benefit. The carrying value of the asset is reviewed for impairment. Ordinary dividends are recorded as a reduction in non-controlling interest once declared.

Contingent liabilities

The group discloses contingent liabilities when possible obligations exist as a result of past events, unless the possible outflows of economic benefits are considered remote. By their nature, contingencies will often only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In certain circumstances, to provide transparency, the group voluntarily elects to disclose information regarding claims for which any outflow of economic benefit is considered remote.

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

Share-based payments

The fair value of the employee services received in exchange for the grant of options, restricted shares or participation in the group’s CIP is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares awards determined at the grant date:

•	Awards including any market performance conditions (for example, the correlation used between the Euromoney Global Gold Index (formerly the HSBC Global Gold Index) and the company total shareholder return (TSR)); and

•	Excluding the impact of any service and non-market performance vesting conditions (for example, profitability, reserve growth targets and remaining an employee of the entity over a specified time period).

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

TVA

Included in trade and other receivables are taxation debtor receivables of $106.8 million ($80.5 million current and $26.3 million non-current) (2013: $125.7 million) (2013: $76.7 million current and $49.0 million non-current) consisting primarily of TVA balances owing by the fiscal authorities in Mali. A further $50.5 million (2013: $36.4 million) (at 45% attributable share) is included in the underlying statement of financial position of the Kibali joint venture. In Mali the TVA owing is being offset against other tax owing to the State, in accordance with the legal right of offset under the relevant mining conventions.

Profit forecasts for the mine, using approved budgets and mine plans, supports recovery of the balance through such offsetting by 2018 (2013: 2015), although the recovery and timing is subject to estimates of factors such as gold price and production. The gold price is consistent with that used in the group’s impairment tests detailed below. We are also continuing to engage with authorities in Mali to accelerate the repayment of the outstanding TVA balances. The group continues to seek recovery of TVA in the DRC, in line with the mining code and the carrying value of the receivable has been assessed considering factors such as the level of receipts in the period and to date, relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgment exists in assessing recovery of these receivables.

Corporation tax claims

The group is in receipt of claims for various taxes from the State of Mali totaling $313.0 million (December 31, 2013: $123.1 million), in respect of the Loulo, Gounkoto and Morila (40% joint venture interest) mines, together with Kankou Moussa, its Malian gold sales operation. Having taken professional advice, the group considers the material claims to be without foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. Accordingly, no material provision has been made for the claims.

The claims have increased by $190.0 million in the year, substantially representing $201.3 million of additional claims received in respect of Loulo and Gounkoto following the tax audits during the year, offset by foreign exchange movements.

Loulo, Gounkoto and Morila have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. During the prior year, Loulo submitted a request for arbitration at the International Centre of the Settlement of Investment Disputes against the State of Mali in relation to certain of the disputed tax claims. The arbitration process is ongoing, and the outcome of the process is expected to be concluded during 2015.

Carrying values of property, plant and equipment and joint venture investments

The group assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed approved mine plans and operating plans. Future cash flows are based on estimates of:

•	The quantities of the proven and probable reserves being those for which there is a high degree of confidence in economic extraction;

•	Future production levels;

•	Future commodity prices, including oil forecast at $100/bbl;

•	Future cash cost of production and capital expenditure associated with extraction of the proven and probable reserves in the approved mine plan;

•	Future gold prices – a gold price curve from a leading merchant bank was used for the impairment calculations starting at a $1,250/oz gold price (2013: $1,250/oz) and increasing at an average of 3%. Beyond the gold curve period provided by the merchant bank, the board have estimated the long term gold price increasing at 3%; and

•	a discount rate of 7.3% pre-tax (2013: 9.4%).

Production forecasts include a forecast increase in recovery rates at Tongon from 78.0% to 87.5% for the remaining LoM, which is considered by the group to be an appropriate estimate given the capital program that began in 2014 to upgrade the flotation circuit. However, headroom remains at current recovery rates.

The impairment tests did not indicate impairment and head room existed at each mine. Given the significance of the gold price and the longevity of mine plans, the directors consider the gold price and discount rate sensitivities to be relevant.

A reduction in forward gold prices in excess of 16.5% is required to give rise to an impairment at the material mines. The discount rate would need to increase to 14.1% to give rise to impairment at any of the mines with the greatest discount rate sensitivity being at Kibali.

However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The models are considered suitably conservative with proven and probable reserves determined based on $1,000/oz gold price (2013: $1,000/oz) as shown below.

Capitalization and depreciation

There are several methods for calculating depreciation, i.e. the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage. Refer to note 2 for the depreciation policy. Estimates are required regarding the allocation of assets to relevant proven and probable reserves in the units of production calculations, with assessments involving the group’s mining, capital and geology departments. Proven and probable reserves are used in each depreciation calculation, which is considered to be a suitably conservative measure of the future ore extractable using existing assets. Expenditure incurred to date in underground infrastructure development, is depreciated over the remaining proven and probable reserves of the underground mine, as the infrastructure provides access to the future mining areas.

The group applies judgment in allocating costs between operating and capital items in respect of underground mining and in determining the date depreciation commences. Costs are capitalized when the activity provides access to future ore bodies and are expensed as operating costs when the works involve extraction of ore from operational sections of the orebody. Capitalized costs on underground development are depreciated when commercial extraction levels commence. The nature of activity is assessed based on information provided by contractors, together with inspections by the group’s mining teams.

Judgment is required in determining the point at which assets under construction at Kibali, such as the sulphide circuit, began commercial production and should be depreciated. Depreciation start dates are determined considering the factors detailed in note 2. Additionally, given ongoing mine construction and development, judgment was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

Gold price assumptions

The following gold prices were used in the mineral reserves optimization calculations

$/oz	2014	2013	2012
Morila	1,000	1,000	1,000
Loulo	1,000	1,000	1,000
Tongon	1,000	1,000	1,000
Kibali	1,000	1,000	1,000
Massawa	1,000	1,000	1,000
Gounkoto	1,000	1,000	1,000

Changes in the gold price used could result in changes in the mineral reserve optimization calculations which impact LoM plans. Mine modelling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions in respect of ore reserves.

Determination of ore reserves

The group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2012 (the JORC Code 2012 Edition). Reserves determined in this way are used in the calculation of depreciation and amortization, as well as the assessment of the carrying value of mining assets and timing of mine closure obligations. There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

Future rehabilitation obligations

The net present value of current rehabilitation estimates have been discounted to their present value at 2% per annum (2013: 2.5%) being the prevailing risk free interest rates. Expenditure is generally expected to be incurred at the end of the respective mine lives. The group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgment is required in determining the appropriate costs, timing of costs, discount rates and inflation. The Morila rehabilitation estimate at December 31, 2014, which is held in the underlying statement of financial position of the equity accounted joint venture, includes the impact of the approved tailings storage facility retreatment program, where the retreated tailings and non-viable tailings will be deposited in the pit. For further information, including the carrying amounts of the liabilities, refer to note 14. A 1% change in the discount rate on the group’s rehabilitation estimates would result in an impact of $7.0 million (2013: $7.1 million) on the provision for environmental rehabilitation, and an impact of $0.5 million (2013: $0.5 million) on the statement of comprehensive income.

Stockpiles, gold in process and product inventories

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process and product inventories. Net realizable value tests are performed at least annually and represent the estimated future sales price of the product based on contained gold and metals prices, less estimated costs to complete production and bring the product to sale. Judgment is required in assessing whether stockpiles of different grades should be tested individually, or tested as inputs to the gold production process, as detailed in the group’s accounting policy. In the current year, the stockpiles were tested for each individual mine, reflecting the planned blended feed of such stockpiles to the mill on the basis that they are blended together and with future ore mined.

Stockpile quantities are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

Post production open cast mine stripping

The group capitalizes costs associated with stripping activity, to expose the orebody, within mining assets. Judgment is required in determining the relevant section or phase of the ore body to which stripping activity relates, based on assessment of factors such as mine planning, geology of the open cast pits and strategic board decisions such as the pushback campaigns. The group subsequently depreciates relevant stripping assets as that section of the orebody is mined. This similarly requires judgment over the eligible costs and the relevant section of the orebody for depreciation.

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

Share-based payments

Refer to note 15 for the key assumptions used in determining the value of share-based payments.

4.	Income Taxes

		Year ended	Year ended	Year ended
$000	Note	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Current taxation		79,532	76,935	31,039
Deferred taxation	11	2,353	(221)	6,015
		81,885	76,714	37,054
The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s operations.
Profit before tax		353,045	402,461	547,836
Tax calculated at effective tax rate of 30%		105,914	120,738	164,351
Reconciling items:
Income taxed at 0%		(14,359)	(54,309)	(67,632)
Expenses deductible at 0%		9,611	35,634	62,133
Mali tax holiday permanent differences		-	(10,950)	(73,658)
Côte d’Ivoire tax holiday permanent differences		(7,994)	(20,362)	(36,849)
Net capital allowances not deductible		2,353	5,803	1,344
Deferred stripping costs adjustment		-	(5,815)	5,469
Share of equity accounted joint venture profits		(22,783)	(7,444)	(20,456)
Other permanent differences		9,143	13,419	2,352
Taxation charge		81,885	76,714	37,054

The company is subject to an income tax rate in Jersey at 0%. Loulo benefited from a five-year tax holiday in Mali until the tax exoneration period expired on November 7, 2010. Tongon benefits from a five-year tax holiday in Côte d’Ivoire from the commencement of production in December 2010. Gounkoto benefited from a two year tax holiday until the tax exoneration expired on June 1, 2013. It has a further tax holiday, up to a maximum of five years in total, in the event of further capital investment, such as an underground mine. The benefit of the tax holidays to the group was to increase its net profit by $8.0 million (2013: $31.3 million; 2012: $110.5 million). Accordingly, had the group not benefited from the tax holidays in Mali and Côte d’Ivoire, earnings per share would have been reduced by $0.09, $0.34 and $1.20 for the years ended December 31, 2014, 2013 and 2012 respectively. Under Malian tax law, income tax is based on the greater of 30% of taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. The Loulo, Gounkoto and Tongon operations have no assessable capital expenditure carry forwards for assessable tax losses, at December 31, 2014, 2013 and 2012 collectively, for deduction against future mining income. The group’s share of profits from equity accounted joint ventures is stated net of $20.9 million (2013: $7.4 million; 2012: $20.5 million) of current and deferred tax charges primarily in respect of Morila and Kibali.

5.	Share capital and premium

The total authorized number of ordinary shares is 120 million (2013: 120 million; 2012; 120 million) of US 5 cents (2013: US 5 cents; 2012: US 5 cents). All issued shares are fully paid. The total number of issued shares at December 31, 2014 was 92,674,085 shares (2013: 92,245,531; 2012:92,061,153). Refer to the statement of changes in equity on page F-4 for more detail on the annual movement of the number of ordinary shares, share capital and share premium, including the movement arising from the issue of restricted shares, exercise of share options and vesting of share awards and the scrip dividends.

6.	Earnings and dividends per share

	Income (numerator) $000	Shares (denominator)	Per share amount $
For the year ended December 31, 2014
Basic earnings per share
Shares outstanding at January 1, 2014		92,245,531
Weighted number of shares issued		357,660
Income available to shareholders	234,974	92,603,191	2.54
Effective of dilutive securities
Share options		103,398
Restricted shares		807,072
Diluted earnings per share	234,974	93,513,661	2.51
For the year ended December 31, 2013
Basic earnings per share
Shares outstanding at January 1, 2013		92,061,153
Weighted number of shares issued		152,358
Income available to shareholders	278,382	92,213,511	3.02
Effective of dilutive securities
Share options		268,615
Restricted shares		863,983
Diluted earnings per share	278,382	93,346,109	2.98
For the year ended December 31, 2012
Basic earnings per share
Shares outstanding at January 1, 2012		91,717,070
Weighted number of shares issued		194,474
Income available to shareholders	431,801	91,911,544	4.70
Effective of dilutive securities
Share options		396,180
Restricted shares		517,202
Diluted earnings per share	431,801	92,824,926	4.65

Refer to note 15 for details on share options and share awards issued to employees. $46.3 million ($0.50 per share) was paid as dividends in 2014 (2013: $46.1 million/$0.50 per share; 2012: $36.7 million/$0.40 per share) of which $43.3 million was paid in cash and $3 million was paid as scrip dividends. On February 6 2015, the board of directors proposed an annual dividend of $0.60 per share which, if approved, will result in an aggregate dividend payment of $55.6 million and is expected to be paid in May 2015. The proposed dividend in respect of 2014 is subject to shareholder approval at the annual general meeting to be held on May 5 2015. An optional scrip dividend has been proposed whereby shareholders can elect to receive new ordinary shares in the company.

584,199 restricted share awards were also antidilutive at December 31, 2014 (2013: 601,084; 2012: 463,441). The total number of potentially issuable shares at December 31, 2014 was 1,712,651 (2013: 1,680,652; 2012: 1,271,842).

7.	Trade and other receivables

$000	Note	Dec 31, 2014	Dec 31, 2014
Trade		23,503	20,458
Advances to contractors		9,130	17,782
Taxation debtors	7.1	107,434	131,029
Prepayments and other receivables		60,318	54,843
Gounkoto advance dividend	7.2	11,125	10,965
Total		211,510	235,077
Less: current portion		(185,233)	(186,054)
Long term portion	7.1	26,277	49,023

7.1	The taxation debtors primarily relate to indirect taxes owing to the group by the State of Mali, including TVA balances at Loulo of $91.3 million (2013: $115.6 million) and Gounkoto of $14.5 million (2013: $10.1 million). The taxation debtor further included TVA balances at Tongon of $4.2 million in 2013 (2014: $nil), as well as refundable duties of $1.0 million at Loulo (2013: $1.1 million). Non-current receivables consist of TVA balances at Loulo expected to be recovered through offsets of TVA offset against future taxes payable in accordance with the legally binding mining convention after one year.

7.2	Refer to note 2 for details of the Gounkoto dividend.

The classes within trade and other receivables do not contain impaired assets. The carrying values are considered to approximate fair values.

The credit quality of receivables that are not past due or impaired is considered high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The group does not hold any collateral as security although it has the legally binding right to offset TVA balances against other taxation payable in Mali, and exercises this right. Refer to note 17 for further information on the concentration of credit risk.

The terms of payment of trade receivables are less than seven days, advances to contractors are 30 days and taxation debtors are six months.

8.	Inventories and ore stockpiles

$000	Dec 31, 2014	Dec 31, 2014
Consumable stores	90,778	132,490
Stockpiles	191,398	173,658
Gold in process	22,354	16,277
Total inventories and ore stockpiles	304,530	322,425
Less: current portion	(126,216)	(180,415)
Long term portion	178,314	142,010

All inventory and ore stockpiles are started at the lower of cost or net realizable value. Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

9.	Property, plant and equipment

$000	Dec 31, 2014	Dec 31, 2013
Mine properties, mine development costs and mine plant facilities and equipment cost
At the beginning of year	1,886,054	1,592,781
Additions	183,792	293,273
	2,069,846	1,886,054
Accumulated depreciation and amortization
At beginning of year	428,554	297,916
Charge for the year	146,762	130,638
	575,316	428,554
Net book value	1,494,530	1,457,500

Long-lived assets

Included in property, plant and equipment are long-lived assets which are amortized on a units of production basis as detailed in note 2 and comprise the metallurgical plants, tailings and raw water dams, power plants and mine infrastructure and development costs. The net book value of these assets was $1,467.1 million at December 31, 2014 (2013: $1,436.3 million).

Short-lived assets

Included in property, plant and equipment are short-lived assets which are amortized over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was $14.5 million at December 31, 2014 (2013: $8.1 million).

Undeveloped property

Included in property, plant and equipment are undeveloped property costs of $2.0 million (2013: $2.2 million).

Post production stripping

Property, plant and equipment includes capitalized stripping costs, related to the production phase of opencast mining. The net book value at December 31, 2014 was $10.9 million (2013: $10.9 million).

	Dec 31, 2014	Dec 31, 2013
The remaining maximum estimated useful lives in respect of proven and probable reserves for each mine included above is as follows:
Loulo	14 years	15 years
Gounkoto	11 years	12 years
Tongon	7 years	7 years

10.	Investments in joint ventures and details of material non-controlling interests

Material non-controlling interests

Randgold owns 80% of Loulo and Gounkoto through the intermediary holding companies Randgold Resources (Somilo) Ltd and Randgold Resources (Gounkoto) Ltd respectively, with the State of Mali owning 20%. Randgold owns 89% of Tongon through the intermediary holding company Randgold Resources (Cote d’Ivoire) Limited, with the State of Cote d’Ivoire and another outside shareholder owning 10% and 1 % respectively. Randgold has funded these investments by means of shareholder loans including through Mining Investments (Jersey) Ltd, and therefore controls 100% of the cash flows from these mines until the shareholder loans are repaid. These subsidiaries include material non-controlling interests. Details of the nature of the operations is provided in note 1, details of the Gounkoto dividend on page F-14 of this annual report and note 2, with summarized financial information provided in note 16. The cumulative non-controlling interest in Loulo is $94.6 million as at December 31, 2014 (December 31, 2013: $81.4 million) with its non-controlling interest share of profit of $13.2 million (December 31, 2013: $14.0 million), Gounkoto is $66.9 million as at December 31, 2014 (December 31, 2013: $57.0 million) with its non-controlling interest share of profit of $20.0 million (December 31, 2013: $26.1 million) and Tongon is $44.6 million as at December 31, 2014 (December 31, 2013: $41.8 million) with its non-controlling interest share of profit of $2.8 million(December 31, 2013: $7.3 million). Randgold and AngloGold Ashanti are the joint shareholders of Kibali (Jersey) Limited group which in turn owns an effective 90% interest in Kibali (formerly Kibali Goldmines SPRL), giving an effective 45% interest in Kibali.

Joint ventures

The joint venture agreements and structures for Kibali and Morila, together with the asset leasing joint ventures (KAS 1 Limited (KAS), RAL 1 Limited (RAL 1) and RAL 2 Limited (RAL 2)) provide the group with interests in the net assets of those companies, rather than interests in underlying assets and obligations. Accordingly, under IFRS 11, the group’s share of joint ventures has been accounted for using the equity method.

The following tables represent the group’s share of the assets and liabilities of the respective joint venture which are included in the consolidated balance sheet and statement of comprehensive income within the total investments in joint ventures, share of profits of equity accounted joint ventures and share of equity accounted joint ventures’ other comprehensive expenses.

Investment in joint ventures

The movements in total investments in joint ventures are as follows:

	Year ended	Year ended
$000	Dec 31, 2014	Dec 31, 2013
Beginning of year
Investments in equity accounted joint ventures	1,267,776	816,500
Other investments in joint venture	52,459	43,947
Total investments in joint ventures	1,320,235	860,447
Funds invested in equity accounted joint ventures	51,462	424,905
Loans repaid by equity accounted joint ventures	(9,142)	-
Share of profits of equity accounted joint ventures	75,942	54,257
Dividends received	(565)	(18,974)
Share of other comprehensive expenses of joint ventures	(36)	(400)
End of year
Investments in equity accounted joint ventures	1,394,042	1,267,776
Other investments in joint ventures	43,854	52,459
Total investments in joint ventures	1,437,896	1,320,235

Kibali (Jersey) Limited

Set out below are the summarized financial information for Kibali (Jersey) Limited which is accounted for using the equity method of accounting (amounts stated at 100% before intercompany eliminations).

$000	Dec 31, 2014	Dec 31, 2013
Summarized statement of financial position
Current
Cash and cash equivalents	20,908	4,681
Other current assets (excluding cash)	231,136	257,886
Total current assets	252,044	262,567
Financial liabilities (excluding trade payables)	(7,999)	(5,600)
Other current liabilities (including trade payables)	(118,192)	(91,247)
Total current liabilities	(126,191)	(96,847)
Non-current
Assets	2,697,139	2,353,383
Financial liabilities	(55,133)	(53,430)
Other liabilities	(47,804)	(8,210)
Total non-current liabilities	(102,937)	(61,640)
Net assets	2,720,055	2,457,463

	Year ended	Year ended	Year ended
$000	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Summarized statement of comprehensive income
Revenue	650,283	109,229	-
Depreciation and amortization	(139,698)	(14,863)	(2,223)
Interest income	4,349	3,966	1,448
Interest expense	(4,955)	(1,252)	(14)
Profit before tax	204,788	52,828	(3,756)
Income tax	(45,048)	4,739	-
Post-tax profit/(loss)	159,740	57,567	(3,756)
Other comprehensive expense – loss on available for sale asset	(72)	(799)	(364)
Total comprehensive income/(expense)	159,668	56,768	(4,120)

The segment report in note 16 presents information based on the group’s effective 45% interest in the underlying Kibali gold mine as reported internally. As such, that differs to the 50% interest in the Kibali (Jersey) Limited Group.

$000	Dec 31, 2014	Dec 31, 2013
Reconciliation of the group’s summarized financial information presented to the carrying amount of the group’s interest in the Kibali joint venture
Opening net assets 1 January	2,457,463	1,567,907
Profit for the period	159,740	57,567
Other comprehensive expense	(72)	(799)
Funding advanced	102,924	832,788
Closing net assets	2,720,055	2,457,463
Interest in joint venture at 50%	1,360,028	1,228,732
Mineral property at acquisition less amortization	31,360	33,453
Adjustment to reflect attributable interest	(4,566)	(4,042)
Carrying value	1,386,822	1,258,143

The group’s effective interest in Kibali is 45%. The group holds a 50% joint venture interest in Kibali (Jersey) Limited with AngloGold Ashanti. Joint control is provided through shareholdings and the joint venture agreement. Kibali (Jersey) Limited holds an effective 90% interest in Kibali thereby giving the group an effective 45% interest in that mine. Refer to note 1 for details.

Note that the KAS asset leasing joint venture in which the group has an effective 25.01% interest is included within the Kibali joint venture as Kibali (Jersey) Limited is the joint venture partner with DTP Terrassement SA (DTP).

Morila

Set out below is the summarized financial information for Morila which is accounted for using the equity method of accounting (amounts stated at 100% before intercompany eliminations).

	Dec 31,	Dec 31,
$000	2014	2013
Summarized statement of financial position
Current
Cash and cash equivalents	5,054	3,338
Other current assets (excluding cash)	75,212	95,027
Total current assets	80,266	98,365
Financial liabilities (excluding trade payables)	-	-
Other current liabilities (including trade payables)	(62,358)	(94,992)
Total current liabilities	(62,358)	(94,992)
Non-current
Assets	26,835	31,345
Financial liabilities	-	-
Other liabilities	(23,598)	(10,635)
Total non-current liabilities	(23,598)	(10,635)
Net assets	21,145	24,083

	Year ended	Year ended	Year ended
	Dec 31,	Dec 31,	Dec 31,
$000	2014	2013	2012
Summarized statement of comprehensive income
Revenue	138,722	199,674	336,756
Depreciation and amortization	(19,378)	(10,328)	(15,333)
Interest income	50	3	5
Interest expense	(517)	(543)	(540)
(Loss)/profit before tax	(1,275)	79,803	155,525
Income tax	(1,663)	(23,940)	(51,140)
Post-tax (loss)/profit	(2,938)	55,863	104,385
Other comprehensive income	-	-	-
Total comprehensive (expense)/income	(2,938)	55,863	104,385
Dividends received from joint venture	-	45,000	180,000

	Dec 31,	Dec 31,
$000	2014	2013
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in the Morila joint venture
Summarized financial information
Opening net assets 1 January	24,083	13,220
(Loss)/profit for the period	(2,938)	55,863
Other comprehensive income	-	-
Dividends received	-	(45,000)
Funding advanced	-	-
Closing net assets	21,145	24,083
Interest in joint venture at 40%	8,458	9,633
Carrying value	8,458	9,633

Refer to note 1 for the nature of operations, country of incorporation and the ownership interest in Morila. Joint control exists through the joint venture agreement with AngloGold Ashanti.

RAL 1 Limited

Set out below is the summarized financial information for RAL which is accounted for using the equity method of accounting (amounts stated at 100% before intercompany eliminations).

	Dec 31,	Dec 31,
$000	2014	2013
Summarized statement of financial position
Current
Cash and cash equivalents	731	2,179
Other current assets (excluding cash)	302	9,026
Total current assets	1,033	11,205
Financial liabilities (excluding trade payables)	-	-
Other current liabilities (including trade payables)	(660)	(10,219)
Total current liabilities	(660)	(10,219)
Non-current
Assets	9,471	107,384
Financial liabilities	(8,510)	(107,951)
Other liabilities	-	-
Total non-current liabilities	(8,510)	(107,951)
Net assets	1,334	419

	Year ended	Year ended	Year ended
	Dec 31,	Dec 31,	Dec 31,
$000	2014	2013	2012
Summarized statement of comprehensive income
Revenue	24,866	25,166	21,913
Depreciation and amortization	(16,386)	(16,952)	(14,838)
Interest income	2	6	10
Interest expense	(4,560)	(4,713)	(4,481)
Profit before tax	1,967	1,462	845
Income tax	-	-	-
Post-tax profit	1,967	1,462	845
Other comprehensive income	-	-	-
Total comprehensive income	1,967	1,462	845
Dividends received from joint venture	1,052	1,943	650

	Dec 31,	Dec 31,
$000	2014	2013
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in the RAL 1 joint venture
Opening net assets 1 January	419	900
Profit for the period	1,967	1,462
Other comprehensive income	-	-
Dividends received	(1,052)	(1,943)
Funding advanced	-	-
Closing net assets	1,334	419
Interest in joint venture at 50.1%	668	210

	Dec 31,	Dec 31,
$000	2014	2013
Funding classified as long term debt by joint venture in ‘other
investments in joint ventures’	1,792	52,249
Carrying value	2,460	52,459

RAL 1 is an asset leasing joint venture in which the group has a 50.1% interest with DTP being the joint venture partner. The joint venture operates in Mali and Côte d’Ivoire and is incorporated in Jersey.

Refer to note 19 for details of joint venture capital commitments.

RAL 2 Limited

Set out below is the summarized financial information for RAL 2 which is accounted for using the equity method of accounting (amounts stated at 100% before intercompany eliminations). RAL 2 was formed during the year on a similar basis as RAL 1. The group has a 50.1 % interest with West African Mining Fleet Financing Limited (WAMFF) being the joint venture partner.

	Dec 31,	Dec 31,
$000	2014	2013
Summarized statement of financial position
Current
Cash and cash equivalents	-	-
Other current assets (excluding cash)	2,292	-
Total current assets	2,292	-
Financial liabilities (excluding trade payables)	-	-
Other current liabilities (including trade payables)	(575)	-
Total current liabilities	(575)	-
Non-current
Assets	80,906	-
Financial liabilities	(82,466)	-
Other liabilities	-	-
Total non-current liabilities	(82,466)	-
Net assets	157	-

	Year ended	Year ended	Year ended
	Dec 31,	Dec 31,	Dec 31,
$000	2014	2013	2012
Summarized statement of comprehensive income
Revenue	3,887	-	-
Depreciation and amortization	(2,990)	-	-
Interest income	-	-	-
Interest expense	(349)	-	-
Profit before tax	157	-	-
Income tax	-	-	-
Post-tax profit	157	-	-
Other comprehensive income	-	-	-
Total comprehensive income	157	-	-
Dividends received from joint venture	-	-	-

	Dec 31,	Dec 31,
$000	2014	2013
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in the RAL 2 joint venture
Opening net assets 1 January	-	-
Profit for the period	157	-
Other comprehensive income	-	-
Dividends received	-	-
Funding advanced	-	-
Closing net assets	157	-
Interest in joint venture at 50.1%	79	-
Funding classified as long term debt by joint venture in ‘other
investments in joint ventures’	41,315	-
Carrying value	41,394	-

Refer to note 19 for details of joint venture capital commitments.

KGL Isiro SARL

KGL Isiro SARL is an exploration company in which the group has a 51% interest with Kilo Goldmines Ltd being the joint venture partner. The total exploration expenses incurred in 2014 amounted to $2.4 million (2013: $1.2 million), of which $1.2 million (2013: $0.6 million) is the group’s share. The net loss and net assets are immaterial.

11.	Deferred taxation

$000	Note	Dec 31, 2014	Dec 31, 2013
Deferred tax is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the Malian operations and 25% in respect of the Ivorian operations.
The movement on deferred taxation is as follows:
At the beginning of the year		27,164	27,385
Statement of comprehensive income charge/(credit)	4	2,353	(221)
At the end of the year		29,517	27,164
Deferred taxation assets and liabilities comprise the following:
Decelerated tax depreciation		26,631	25,174
Deferred stripping		3,284	3,284
Deferred taxation liability		29,915	28,458
Accelerated tax depreciation		(398)	(1,294)
Deferred taxation asset		(398)	(1,294)
Net deferred tax liability		29,517	27,164

Temporary differences which are expected to be realized during the Tongon tax holiday are recognized at 0%. There is no deferred tax on other comprehensive income items. There are no unrecognized deferred tax liabilities in respect of undistributed profits.

12.	Available for sale financial assets

$000	Dec 31, 2014	Dec 31, 2013
Beginning of year	1,831	3,003
Disposals	-	-
Fair value movement recognized in other
comprehensive income	(363)	(1,173)
Exchange differences	(1)	1
At December 31	1,467	1,831

13.	Trade and other payables

$000	Note	Dec 31, 2014	Dec 31, 2013
		14,226	84,563
Payroll and other compensation		9,390	12,112
Accruals and other payables		74,613	66,805
Gounkoto priority dividend	13.1	11,125	10,965
		109,354	174,445

13.1 Refer to note 2 for the Gounkoto dividends.

14. Provision for environmental rehabilitation

$000	Dec 31, 2014	Dec 31, 2013

Opening balance	49,177	52,575
Unwinding of discount	1,229	1,315
Change in estimates	5,498	(4,713)
At December 31	55,904	49,177

As at December 31, 2014, $28.2 million of the provision relates to Loulo (December 31, 2013: $27.5 million). $21.0 million (2013: $16.2 million) of the provision relates to Tongon, while $6.7 million relates to Gounkoto (2013: $5.5 million). The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 2.0% (2013: 2.5%) per annum, being an estimate equivalent to the risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. Rehabilitation cash flows are risk adjusted. Limited environmental rehabilitation regulations currently exist in Mali and Côte d’Ivoire to govern the mines, so the directors have based the provisions for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the group’s estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its properties. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate. Current LoM plans envisage the expected outflow to occur at the end of the LoM which is 2028 for Loulo, 2021 for Tongon and 2025 for Gounkoto.

15.	Employment cost

The group contributes to several defined contribution provident funds. The provident funds are funded on the ‘money accumulative basis’ with the members and company having been fixed in the constitutions of the funds. All the group’s employees, other than those directly employed by West African subsidiary companies, are entitled to be covered by the above mentioned retirement benefit plans. Retirement benefits for employees employed by West African subsidiary companies are provided by the state social security system to which the company and employees contribute a fixed percentage of payroll costs each month.

	Dec 31,	Dec 31,	Dec 31,
$000	2014	2013	2012
Total employee benefit cost was as follows:
Short term benefits	43,855	46,070	38,353
Pension contributions	5,051	5,577	3,949
Share-based payments	24,475	26,282	21,150
Total	73,381	77,929	63,452

Share-based payments

Share options, restricted shares and participation into CIP share awards are granted to directors and employees in exchange for services rendered. These are discussed below.

Share-based payments – share options

The fair value of employee services received as consideration for share options (equity settled) of the company is calculated using the Black-Scholes option pricing model. Options vest after two, three and four years and lapse after a maximum term of ten years. No new options were granted during 2014, 2013 or 2012, therefore no inputs to the option model, etc. are provided for the current year. A reconciliation of the movements in the options during 2013 and 2014 is provided below.

Share Option Scheme

	Number of options outstanding	Weighted average $
Balance at December 31, 2012	279,927	27.44
Share options exercised during the period	(23,750)	49.88
Share options granted during the period	-	-
Share options lapsed during the period	(10,600)	54.13
Balance at December 31, 2013	245 577	24.13

Share options exercised during the period	(108 300)	18.79
Share options granted during the period	-	-
Share options lapsed during the period	-	-
Balance at December 31, 2014	137 277	28.33

The Randgold Resources Share Option scheme is not constrained by a fixed time period. The aggregate number of shares that may be determined for the option scheme includes all options that have been exercised or are the subject of either terminated or expired options after a 10-year period.

The following table summarizes the information about the options outstanding, including options that are not yet exercisable:

	Group
Range of exercise price ($)	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price ($)
At December 31, 2014
22.19 - 22.19	89,277	2.64	22.19
26.26 - 46.34	32,000	3.79	31.15
56.99 - 56.99	16,000	4.67	56.99
	137,277	3.14	28.33
At December 31, 2013
8.05 - 8.05	75,000	0.59	8.05
22.19 - 22.19	89,577	3.64	22.19
26.26 - 46.34	50,000	4.75	31.33
56.99 - 56.99	31,000	5.67	56.99
	245,577	3.19	24.13
At December 31, 2012
2.50 – 3.25	600	0.10	3.25
8.05 – 8.05	75,000	1.59	8.05
22.19 – 22.19	92,327	4.64	22.19
26.26 – 46.34	53,000	5.75	31.40
56.99 – 56.99	59,000	6.67	56.99
	279,927	4.45	27.44

The following table summarizes information about options that are exercisable as at December 31, 2014, 2013 and 2012:

Range of exercise price ($)	Number of exercisable options	Weighted average exercise price ($)
At December 31, 2014
22.19 - 22.19	89,277	22.19
26.26 - 46.34	32,000	31.15
56.99 - 56.99	16,000	56.99
	137,277	28.33
At December 31, 2013
8.05 - 8.05	75,000	8.05
22.19-22.19	89,577	22.19
26.26 - 46.34	50,000	31.33
56.99 - 56.99	31,000	56.99
	245,577	24.13
At December 31, 2012
2.50 – 3.25	600	3.25
8.05 – 8.05	75,000	8.05
22.19 – 22.19	92,327	22.19
26.26 – 46.34	53,000	31.40
56.99 – 56.99	12,000	56.99
	232,927	21.48

Share-based payments – restricted shares and participation in CIP

The company operates restricted share schemes for directors and employees, as well as participation in a CIP for directors and senior management.

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

The fair value of the restricted shares issued in 2014, 2013 and 2012 are detailed below and the share-based payment charge is charged to profit evenly between the grant and vesting dates. The restriction on the shares (no dividends received during the vesting period) had a minimal impact on the fair value estimate at the grant date. The restricted shares have an exercise price of nil.

The fair value of the restricted shares issued in 2014 was calculated using the Black-Scholes pricing model. The key assumptions used in this model for shares granted during the year ending December 31, 2014 were as follows:

$000	Note	January 2014	August 2014
Quantity of shares issued		383,700	113,900
Fair value of shares issued		$25.5 million	$9.5 million
Performance period		3, 4 and 5 years	3, 4 and 5 years
Volatility	15.1	37.0%, 34.9% and 37.8%	24.3%, 24.3% and 24.3%
Risk-free interest rate		0.78%, 1.65% and 1.65%	0.93%, 1.63% and 1.63%
Dividend yield		0.7%	0.6%
Weighted average share price on grant and valuation date	15.2	$68.4	$85.86
Weighted average exercise price		-	-

15.1	Volatility is based on the three year historical volatility of the company’s shares on each grant date.
15.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

In 2013, there were 458,800 awards: 404,500 awards in January 2013 and 54,300 awards in August 2013. The market price at the award dates was $93.4 and $71.3 respectively and vested over three, four and five years in equal tranches. The volatility, risk free rate and dividend yield had no significant impact on fair value but were consistent with those above. The total fair value of the awards was $41.2 million over the vesting periods.

In 2012, there were 226,200 awards of restricted shares: 120,000 awards in January 2012 and 106,200 awards in August 2012. The market price at the award dates were $113.42 and $90.63 respectively and each vested over there, four and five years in equal tranches. The volatility, risk free rate and dividend yield had no significant impact on fair value but were consistent with those above. The total fair value of the awards was $22.9 million over the vesting periods.

Restricted shares issued to executive directors in 2009 and 2010

The restricted shares issued to executive directors in 2009 and 2010 were subject to directors remaining employed, as well as being subject to a market performance condition, being the company’s relative TSR performance over three years against the HSBC Global Gold Index (since renamed the Euromoney Global Gold Index). This was assessed and had a minimal impact on the fair value estimate at the grant date. The fair value of the restricted shares was based on the share price on the grant date and the share-based payment charge is charged to profit evenly between the grant and vesting dates. The restriction on the shares (no dividends received during the vesting period) had a minimal impact on the fair value estimate at the grant date. The restricted shares have an exercise price of nil. Details of the restricted share awards that vested and lapsed in the year, together with details of the market prices at award and vesting dates are shown below under ‘Restricted shares issued to directors and management (excluding CIP).

Restricted share awards granted to executive directors in 2012, 2013 and 2014

The Restricted Share Scheme for 2012 and 2013 operates with conditional share awards, where the awards will vest in three equal one-third tranches subject to the fulfilment of performance conditions measured on an annual basis. Shares awarded in 2014 are subject to one three-year performance period of assessment. If the performance conditions are met, awards vest at the end of each performance period. The 2012 and 2013 awards are subject to four performance conditions: absolute TSR (market based), EPS growth, additional reserves and absolute reserves. The 2014 awards are subject to three performance conditions: absolute TSR (market based), EPS growth and additional reserves. Grant date fair value was calculated using the market-based measure. No dividends are attributable during the vesting period. Details of the restricted share awards that vested and lapsed in the year, together with details of the market prices at award and vesting dates are shown below under ‘Restricted shares issued to directors and management (excluding CIP).

The fair value of the restricted shares issued to executive directors in 2014 and 2013 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for shares awarded during the years ending December 31, 2014 and 2013 were as follows:

Group

$000	Note	March 2014	March 2013
Quantity of shares committed		49,174	45,125
Fair value		$2.1 million	$2.3 million
Performance period	15.1	4 years and a 1 year post vesting retention requirement	3, 4 and 5 years with a 1 year post vesting retention requirement
Risk free interest rate		1.32%	0.37%, 0.52% and 0.76%
Volatility	15.2	40%	40%
Euromoney Global Gold Index volatility Correlation used between the Euromoney		34%	30%
Global Gold Index and the company TSR Weighted average share price on grant and		80%	80%
valuation date	15.3	$79.75	$82.37

15.1	In 2014, following feedback from shareholders, the performance measurement period has been simplified and now has a measurement period of four years and requires a holding period of one year beyond that performance measurement period for 100% of the vested award.

15.2	Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.

15.3	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

Career Share Award – performance shares

At the company’s 2013 annual general meeting shareholders approved a one-off award of performance shares to the CEO. 50,031 shares were awarded on April 29, 2013 which vest subject to certain non-market performance conditions as detailed in the “Compensation” section of the Annual Report on Form 20-F. The fair value was determined at $4.0 million.

At December 31, 2014, four of the five performance conditions had been met by the company. Details of the three performance conditions met in 2014 and the shares attributable are provided in the “Compensation” section of the Annual Report on Form 20-F.

The fulfilment of the first performance condition, the first gold pour at the Kibali gold mine, occurred on September 24, 2013. Accordingly, the performance condition in respect of 10,006 shares was met at a value of $71.54.

During the year under review, the cumulative production at the Kibali gold mine in aggregate exceeded 500,000oz of gold, the gold production of the Randgold group in aggregate exceeded 1Moz and the Nzoro 2 hydroelectric power station provided electricity to the Kibali gold mine. Accordingly, the performance conditions in respect of 30,018 shares comprising three tranches each of 10,006 shares, was met at a value of $67.41 per share. These shares will be transferred to the CEO provided the CEO is in office or employment by the company on April 29, 2016.

Restricted shares issued to directors and management (excluding CIP)

Movements in the number of restricted shares outstanding and their issue prices are as follows:

	Weighted market price at award date $ 2014	Weighted Market price at award date $ 2013	Weighted Market price at award date $ 2012	Shares 2014	Shares 2013	Shares 2012	Weighted average remaining contractual life (years) 2014	Weighted average remaining contractual life (years) 2013	Weighted average remaining contractual life (years) 2012
Shares awarded to executive directors
At January 1	85.54	77.26	59.93	127,007	113,215	122,577
Awarded	79.48	82.37	101.40	49,174	45,125	35,305
Vested	77.29	51.15	48.25	(3,882)	(31,333)	(44,667)
Lapsed	77.29	-	-	(11,644)		-
At December 31	84.54	85.54	77.26	160,655	127,007	113,215	2.85	3.29	2.84
Shares awarded to non executive directors
At January 1	80.03	81.60	81.79	3,600	9,600	17,600
Awarded	80.94	78.79	79.06	9,600	8,400	7,200
Vested	80.69	79.57	79.42	(13,200)	(14,400)	(15,200)
Lapsed	-	-	-	-	-	-
At December 31	-	80.03	81.60	-	3,600	9,600	-	-	0.75
Shares awarded to employees
At January 1	90.76	90.61	85.82	1,157,500	869,100	721,200
Awarded	72.36	91.26	103.85	497,600	458,800	226,200
Vested	85.94	88.00	-	(204,500)	(100,000)	-
Lapsed	89.86	92.53	90.35	(201,800)	(70,400)	(78,300)
At December 31	84.36	90.76	90.61	1,248,800	1,157,500	869,100	2.90	2.92	3.07

Participation in CIP by executive directors in 2014 and 2013 and 2012

One third of any annual bonus earned is compulsorily deferred and an executive director may also choose to commit further shares into a CIP. The maximum commitment which may be made is 200% of base salary by the CEO and 100% of base salary by the CFO for 2014, 2013 and 2012. Committed shares must be retained for three years and may be matched, depending on relative TSR performance over three years against the Euromoney Global Gold Index. If after three years the TSR performance of the company equals or exceeds the performance of the Euromoney Global Gold Index, then the committed shares may be matched on a stepped scale. Refer to the ‘Compensation’ section of the annual report for further details. The maximum level of matching is one-for-one. The vesting of the award is dependent on the company’s TSR performance relative to the Euromoney Global Gold Index.

The fair value of awards made under the CIP in 2014, 2013 and 2012 was calculated using a Monte Carlo simulation model.

The key assumptions used in this model for awards made under the CIP during the years ending 30 December 2014, 2013 and 2012 were as follows:

$000	Note	March 2014	March 2013	March 2012
Quantity of shares issued		49,174	45,125	33,305
Fair value of shares issued		$2 million	$1.6 million	$1.9 million
Performance period		3 years	3 years	3 years
Risk free interest rate		0.80%	0.37%	0.56%
Volatility	15.1	40%	40%	40%
Euromoney Global Gold Index volatility		34%	30%	30%
Correlation used between the Euromoney
Global Gold Index and the company TSR		80%	80%	80%
Weighted average share price on grant and
valuation date	15.2	$79.75	$82.37	$101.49

15.1	Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.

15.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

A reconciliation of the CIP share awards for executive directors is provided below:

Directors’ share awards

CO-INVESTMENT PLAN AWARDS

Directors	Date of award	Market price at date of award ($)	At 1 Jan 2014	Awarded in the year	Vested in the year	Market price at date vested ($)	Lapsed in the year	At 31 Dec 2014	Vesting[2]
DM Bristow	13 Jun 11	76.53	38,456	-	38,456	67.41	-	-	Vested Jan 1, 2014
	16 Mar 12	101.49	28,843	-	-	-	-	28,843	Vests Jan 1, 2015
	18 Mar 13	82.37	36,724	-	-	-	-	36,724	Vests Jan 1, 2016
	21 Mar 14	79.48	-	39,004	-	-	-	39,004	Vests Jan 1, 2017

GP Shuttleworth	13 Jun 11	76.53	8,121	-	8,121	67.41	-	-	Vested Jan 1, 2014
	16 Mar 12	101.49	6,462	-	-	-	-	6,462	Vests Jan 1, 2015
	18 Mar 13	82.37	8,401	-	-	-	-	8,401	Vests Jan 1, 2016
	21 Mar 14	79.48	-	10,170	-	-	-	10,170	Vests Jan 1, 2017

Participation in CIP by senior management in 2014 and 2013

Senior management had the opportunity to participate in Randgold’s Senior Management CIP in 2014 and 2013. The maximum commitment which may be made in the CIP is 100% of base salary. Committed shares must be retained for three years and may be matched, depending on the relative TSR performance over three years against the Euromoney Global Gold Index. If after three years the TSR performance of the company equals or exceeds the performance of the Euromoney Global Gold Index, then the committed shares may be matched on a stepped scale. The maximum level of matching is one-for-one. The vesting of the award is dependent on the company’s TSR performance relative to the Euromoney Global Gold Index.

The fair value of awards made under the CIP in 2014 and 2013 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for awards made under the CIP during the years ending December 31, 2014 and 2013 were as follows:

$000	Note	March 2014	March 2013
Quantity of shares committed		16,354	21,961
Fair value		$0.7 million	$0.8 million
Performance period		3 years	3 years
Risk free interest rate		0.80%	0.37%
Volatility	15.1	40%	40%
Euromoney Global Gold Index volatility		34%	30%
Correlation used between the Euromoney Global Gold Index and the company TSR		80%	80%
Weighted average share price on grant and valuation date	15.2	$79.75	$81.48

15.1	Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.

15.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

16. Segmental information

Operating segments have been identified on the basis of internal reports about components of the group that are regularly reviewed by the group’s chief operating decision maker. The operating segments included in internal reports are determined on the basis of their significance to the group. In particular, operating mines are reported as separate segments and exploration projects that have significant capitalized expenditure or other fixed assets are also reported separately. The Kibali and Morila joint ventures are included on a line by line basis, reflecting internal reporting. Other parts of the group, including the RAL 1, RAL 2 and KAS joint ventures, are included with corporate and exploration. The group’s chief operating decision maker is considered by management to be the board of directors. An analysis of the group’s business segments, excluding intergroup transactions, is set out below. Major customers are not identifiable because all gold is sold to an agent.

Country of operation	Mali			Côte d’Ivoire	DRC	Jersey
$000	Group’s 40% share of Morila	Loulo	Gounkoto	Tongon	Group’s effective 45% share of Kibali	Corporate and explora- tion	Inter com- pany elimina- tions	Sub-total	Joint venture adjust- ments	Total
Year ended December 31, 2014 Total revenue	55,489	475,861	323,857	287,026	292,627	-	12	1,434,872	(348,116)	1,086,756
Mining and processing costs excluding depreciation	(48,927)	(239,895)	(136,629)	(189,471)	(122,735)	14,405	(12)	(723,264)	157,258	(566,006)
Depreciation and amortization	(7,751)	(83,565)	(9,031)	(52,830)	(68,725)	(11,043)	-	(232,945)	86,183	(146,762)
Mining and processing costs	(56,678)	(323,460)	(145,660)	(242,301)	(191,460)	3,362	(12)	(956,209)	243,441	(712,768)
Royalties	(1,510)	(28,470)	(19,431)	(8,588)	(10,494)	-	-	(68,493)	12,003	(56,490)
Exploration and corporate expenditure	-	(2,315)	(900)	(1,587)	(2,867)	(33,200)	-	(40,869)	4,104	(36,765)

Country of operation	Mali			Côte d’Ivoire	DRC	Jersey
$000	Group’s 40% share of Morila	Loulo	Gounkoto	Tongon	Group’s effective 45% share of Kibali	Corporate and explora- tion	Inter com- pany elimina- tions	Sub-total	Joint venture adjust- ments	Total
Other (expenses)/ income	2,376	(26,522)	(14,631)	(7,364)	9,224	46,677	-	9,760	(9,226)	534
Finance costs	(207)	(761)	(140)	(551)	(2,230)	(17,922)	13,963	(7,848)	3,613	(4,235)
Finance income	20	27	2	12	2,677	13,994	(13,963)	2,769	(2,698)	71
Share of profits of equity accounted joint ventures	-	-	-	-	-	-	-	-	75,942	75,942
Profit before income tax	(510)	94,360	143,097	26,647	97,477	12,911	-	373,982	(20,937)	353,045
Income tax expense	(665)	(28,207)	(42,916)	(1,632)	(20,272)	(9,130)	-	(102,822)	20,937	(81,885)
Net profit	(1,175)	66,153	100,181	25,015	77,205	(3,781)	-	271,160	-	271,160
Capital expenditure	(15,660)	(141,816)	(9,666)	(22,067)	(204,420)	(5,764)	-	(399,393)	220,080	(179,313)
Total assets	38,513	1,302,716	204,566	499,638	1,497,267	1,570,078	-	5,112,778	1,579,695	3,533,083
Total external liabilities	(24,252)	(111,394)	(33,439)	(41,979)	102,121	(65,876)	-	(379,061)	151,698	(227,363)
Year ended December 31, 2013 Total revenue	79,870	436,950	371,361	329,448	49,153	-	(69)	1,266,713	(129,023)	1,137,690
Mining and processing costs excluding depreciation	(38,513)	(216,516)	(146,413)	(185,786)	(17,110)	12,608	(1,766)	(593,496)	43,015	(550,481)
Depreciation and amortization	(4,131)	(70,616)	(10,791)	(48,278)	(6,698)	(9,446)	-	(149,960)	19,322	(130,638)
Mining and processing costs	(42,644)	(287,132)	(157,204)	(234,064)	(23,808)	3,162	(1,766)	(743,456)	62,337	(681,119)
Royalties	(4,796)	(26,266)	(22,282)	(9,867)	(1,244)	-	-	(64,455)	6,040	(58,415)
Exploration and corporate expenditure	-	(3,516)	(4,315)	(3,337)	(2,373)	(38,317)	-	(51,858)	2,373	(49,485)
Other (expenses)/ income	(293)	(18,910)	(15,549)	(13,842)	(317)	50,798	2,507	4,394	1,634	(6,028)
Finance costs	(217)	(871)	(217)	(508)	(1,570)	(24,235)	15,733	(11,885)	4,148	(7,737)
Finance income	1	65	209	42	9,206	16,662	(15,733)	10,452	(9,210)	1,242
Share of profits of equity accounted joint ventures	-	-	-	-	-	-	-	-	54,257	54,257
Profit before income tax	31,921	100,320	172,003	67,872	29,047	8,070	672	409,905	(7,444)	402,461
Income tax	(9,576)	(30,096)	(41,326)	(1,100)	2,132	(4,192)	-	(84,158)	7,444	(76,714)
Net profit	22,345	70,224	130,677	66,772	31,179	3,878	672	325,747	-	325,747
Capital expenditure	(11,936)	(255,672)	(11,041)	(23,562)	(699,049)	33,374	-	1,034,634	731,535	(303,099)
Total assets	52,592	1,259,526	179,585	534,635	1,250,449	1,460,117	-	4,736,904	1,360,891	3,376,513
Total external liabilities	(38,387)	(148,270)	(66,872)	(40,950)	(74,314)	(85,438)	-	(454,231)	138,501	(315,730)
Year ended December 31, 2012 Total revenue	134,703	357,224	475,127	351,805	-	-	(1,029)	1,317,830	(134,703)	1,183,127
Mining and processing costs excluding depreciation	(53,397)	(146,963)	(174,506)	(151,962)	-	10,978	328	(515,522)	42,419	(473,103)
Depreciation and amortization	(6,133)	(51,550)	(18,197)	(48,033)	(183)	(7,645)	-	(131,741)	13,750	(117,991)
Mining and processing costs	(59,530)	(198,513)	(192,703)	(199,995)	(183)	3,333	328	(647,263)	56,169	(591,094)
Royalties	(8,092)	(20,673)	(28,507)	(10,530)	-	-	-	(67,802)	8,092	(59,710)

Country of operation	Mali			Côte d’Ivoire	DRC	Jersey
$000	Group’s 40% share of Morila	Loulo	Gounkoto	Tongon	Group’s effective 45% share of Kibali	Corporate and explora- tion	Inter com- pany elimina- tions	Sub-total	Joint venture adjust- ments	Total
Exploration and corporate expenditure	-	(2,255)	(1,110)	(2,654)	(1,608)	(33,014)	-	(40,641)	1,608	(39,033)
Other (expenses)/ income	(4,657)	(15,253)	(7,227)	(15,548)	343	47,660	-	5,318	7,237	12,555
Finance costs	(216)	(490)	(129)	(353)	(7)	(15,244)	15,239	(1,200)	216	(984)
Finance income	2	14	75	104	13	17,081	(15,239)	2,050	(2)	2,048
Share of profits of equity accounted joint ventures	-	-	-	-	-	-	-	-	40,927	40,927
Profit before income tax	62,210	120,054	245,526	122,829	(1,442)	19,816	(701)	568,292	(20,456)	547,836
Income tax	(20,456)	(38,064)	1,970	(849)	-	(111)	-	(57,510)	20,456	(37,054)
Net profit	41,754	81,990	247,496	121,980	(1,442)	19,705	(701)	510,782	-	510,782
Capital expenditure	(1,153)	(219,506)	(17,847)	(33,391)	(286,610)	(3,773)	-	(562,280)	290,073	(272,207)
Total assets	42,685	1,029,761	242,185	613,794	863,237	335,482	-	3,127,144	(118,253)	3,008,891
Total external liabilities	(30,668)	(145,225)	(38,082	(40,392)	(46,579)	(37,827)	-	(338,773)	110,818	(227,955)

Comparative figures excluded transport and refining costs from mine production costs and disclosed these separately, but given its immateriality, it has now been included in mine production costs.

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

Controlling risk in the group

The treasury committee is responsible for treasury financial risk management activities within the group. The treasury committee reviews and recommends to the board all treasury counterparties, limits, instruments and any hedge strategies. At least two members of the treasury committee need to be present for a decision to be made, one of whom needs to be an executive director. Unless specific dispensation is obtained from the audit committee, the treasury committee is permitted to invest up to $50.0 million or 20% of the total funds (whichever is the higher) with each approved institution with an investment rating of AA- or higher noting that no institution can exceed $100.0 million. The treasury committee is also permitted to invest up to $12.5 million or 5% of the total funds (whichever is the higher) with each approved institution with an investment rating above A but below AA-, provided that no investment exceeds $25.0 million. Approximately half of the cash for the group was held with the group’s principal bankers at year end with the remainder held with more than 2 other financial institutions as per the treasury policy. The treasury committee is responsible for managing investment, gold price, currency, liquidity and credit risk. The treasury committee monitors adherence to treasury risk management policy and counterparty limits and provides regular reports to the board.

The financial risk management objectives of the group are defined as follows:

•	Safeguarding the group core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk, interest rate risk and credit risk;

•	Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;

•	Ensuring that investment and any hedging transactions are undertaken with creditworthy counterparties; and

•	Ensuring that all contracts and agreements related to risk management activities are coordinated consistently throughout the group and comply where necessary with all relevant regulatory and statutory requirements.

The group continues to hold material TVA receivable balances. While management continue to pursue recovery of the TVA in cash, it is recognized that in practice given the continued absence of payment, the TVA may only be recovered through the tax offset mechanism set out in the mining convention. Management reports the TVA position and movements on a quarterly basis to the audit committee.

Refer to ‘Risk Factors’ in the Annual Report on Form 20-F for details on the group’s risk factors.

Foreign currency and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily euro, South African rand and CFA). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks and none existed in 2014 or 2013. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2012, 2013 and 2014. Gold sales are made in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

$000		Dec 31, 2014	Dec 31, 2013
Level of exposure of foreign currency risk carrying value of foreign currency balances Cash and cash equivalents includes balances denominated in:

•	Communauté Financière Africaine franc (CFA)	1,550	(5,593)
•	Euro (EUR)	1,198	4,078
•	South African rand (ZAR)	1,065	814
•	British pound (GBP)	225	46

Trade and other receivables includes balances denominated in:
•	Communauté Financière Africaine franc (CFA)	142,013	112,882
•	South African rand (ZAR)	1,375	10,727
•	Euro (EUR)	101	16,250
•	British pound (GBP)	235	-

Trade and other payables includes balances denominated in:
•	Communauté Financière Africaine franc (CFA)	(40,355)	(72,443)
•	Euro (EUR)	(9,845)	(30,688)
•	South African rand (ZAR)	(1,720)	(8,228)
•	British pound (GBP)	(636)	(1,006)

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

	Closing exchange rate	Effect of 10% strengthening of $ on net earnings and equity $000
At December 31, 2014
• Euro (EUR)	0.8226	(855)
• Communauté Financière Africaine franc (CFA)	539.63	10,321
• South African rand (ZAR)	11.60	72
• British pound (GBP)	0.64	(18)

At December 31, 2013
• Euro (EUR)	0.7264	1,036
• Communauté Financière Africaine franc (CFA)	476.64	3,485
• South African rand (ZAR)	10.50	331
	0.61	99

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

The company entered into a new unsecured revolving credit facility, which doubled the size of facilities available to $400.0 million, on similar terms to the previous facility and which matures in December 2018 and is at present undrawn. The company drew down and repaid $50.0 million of the facility in the year. Based on the company’s current cash resources and facilities, projected operating cash flows and capital expenditure, the company is confident it will be able to meet its financial obligations at the prevailing gold price.

The facility, if drawn, bears interest at LIBOR plus 1.5%, at the lower end of the leverage grid and includes financial covenants in respect of earnings before interest and tax (EBIT), earnings before interest, tax, depreciation and amortisation (EBITDA), net finance charges, tangible net worth, total debt, debt cover and interest cover.

		Group
Maturity date		Amount $000	Effective rate for the year %
Cash and cash equivalents:
All less than 90 days	2014	82,752	0.05%
	2013	58,494	0.25%

The other financial instruments of the group that are not included in the tables above are non-interest bearing and are therefore not subject to interest rate risk.

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in Mali and Côte d’Ivoire (and in the case of its joint ventures in DRC and Mali). The gold produced is sold to the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not financial assets for IFRS 7, included in receivables is $106.8 million (2013: $129.9 million) (refer to note 7) relating to indirect taxes owing to Loulo, Gounkoto and Tongon by the State of Mali, which are denominated in CFA, which holds some credit risk for the group. The legally binding mining conventions in Mali permit offsetting of other corporate taxes against approved unpaid TVA. A further $50.5 million (2013: $36.4 million) is held within the underlying statement of financial position of the equity accounted Kibali joint venture which is considered recoverable given the receipts obtained during the year and absence of significant disputed items, albeit receipts, remain slow.

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

$000	Dec 31, 2014	Dec 31, 2013
Capital risk management
Trade and other payables	(109,354)	(174,445)
Less: cash and cash equivalents	82,752	38,151
Net position	(26,602)	(136,294)
Total equity	3,302,954	3,057,854
Total capital	3,329,556	3,194,148
Gearing ratio	0.8%	4.3%

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

$000	Trade and other payables	Borrowings	Other Financial liabilities
At December 31, 2014

Financial liabilities
Within 1 year, on demand	82,354	-
Later than 1 year and no later than 5 years	-	-
After 5 years	-	-	2,766
Total	82,354	-	2,766
At December 31, 2013
Financial liabilities Within 1 year, on demand	160,942	-	-
Later than 1 year and no later than 5 years	-	-	-
After 5 years	-	-	2,929
Total	160,942	-	2,929

18.	Fair value of financial instruments

The following table shows the carrying amounts and fair values of the group’s financial instruments outstanding at December 31, 2014 and 2013. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale.

$ 000	Categories of financial instruments	Carrying amount Dec 31, 2014	Fair value Dec 31, 2014	Carrying amount Dec 31, 2013	Fair value Dec 31, 2013
Available -for-sale financial assets categorized as level 1		1,467	1,467	1,831	1,831

The table above shows the level of the fair value valuation hierarchy applied to financial instruments carried at fair value. The total financial assets valued using level 1 is $1.5 million (2013: $1.8 million). There have been no transfers between the levels of fair value hierarchy during the current or prior year. Randgold does not hold any financial instruments that are fair valued using a level 2 or level 3 valuation. No derivative financial instruments currently exist. All other financial instrument carrying values approximate fair value.

Estimation of fair values

Trade and other receivables, trade and other payables, cash and cash equivalents

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments or their interest bearing nature.

Gold price contracts

The group is fully exposed to the spot gold price on gold sales.

19.	Commitments and contingent liabilities

$000	Dec 31, 2014	Dec 31, 2013
Capital expenditure contracted for at statement of financial position date but not yet incurred is: Property, plant and equipment – subsidiaries	9,573	13,049
Commitments of joint ventures (attributable share)
Kibali	16,142	16,466
Morila	1,946	396
RAL 1	-	282
	18,088	17,144
Total	27,661	30,193

Under the Kibali Joint Venture Agreement (Kibali JVA), the obligation of the parties (Randgold Resources (Kibali) Ltd and AngloGold Ashanti Holdings plc) in respect of the future funding (including but not limited to operating costs, capital costs and other costs) of the company Kibali Goldmines SA and/or the Kibali project shall be pro-rata in proportion to their respective percentage interests in Kibali at the time any such future funding is required. In accordance with the Kibali JVA, Kibali will be funded via intercompany loans. The approved capital expenditure plan for 2015 is $280.0 million of which Randgold will contribute 50%. Kibali is now self-funding and is forecasted to continue being self-funded.

Operating lease commitments

The lease relates to the oxygen plant at Loulo leased from Maligaz. The duration of the contract is 10 years and the contract is renewable for additional periods of 5 years thereafter. The future aggregate minimum lease payments1 under operating leases are as follows:

$000	Dec. 31, 2014	Dec. 31, 2013
No later than 1 year	3,108	2,817
Later than 1 year and no later than 5 years	12,432	11,268
Later than 5 years	9,324	8,451
	24,864	22,536

1 These payments also include payments for non-lease elements in the arrangement.

As discussed more fully in note 3 the group has received claims for various taxes in respect of subsidiaries and joint ventures from the State of Mali totaling $313.0 million (2013: $123.1 million). The group considers the material claims to be without merit.

20.	Related party transactions

	Year ended	Year ended	Year ended
$000	Dec 31,2014	Dec 31, 2013	Dec 31, 2012
Management fee received from Rockwell Diamonds Inc.	41	42	53
Net income from Loulo	-	-	-
Net income from Tongon	-	-	-
Net income from Morila	5,058	24,729	76,289
Net income from Gounkoto	-	-	-
Net income from Kibali	11,475	10,724	6,640
Net income from RAL 1	3,641	4,201	2,571
Net income from RAL 2	364	-	-

Net income refers to interest management fees, recharges and dividends.

In terms of the operator agreement with Morila, a management fee calculated as 1% of the total sales of Morila and is payable to Randgold (through Mining Investment (Jersey) Ltd). Randgold (through Randgold Resources (Somilo) Ltd) is the operator of the Loulo gold mine, the Tongon gold mine (through Mining Investment (Jersey) Ltd) as well as the Gounkoto gold mine (through Randgold Resources (Gounkoto) Ltd). Seven Bridges Trading 14 (Pty) Ltd provided administration services to Rockwell Diamonds Inc. (Rockwell). Dr. DM Bristow is a

non-executive director of Rockwell. The balances outstanding at year end related to Rockwell were negligible (2013: nil). Refer to note 10 for details of the company’s investments in joint ventures within the group together with its relevant share of income and expense.

$000	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Key management remuneration
Short term employee benefits	12,917	11,983	11,357
Share-based payments	9,966	12,326	12,833
Total	22,883	24,309	24,190

This includes compensation for 2 executive directors (2013: 2; 2012: 2), 7 non-executive directors (2013: 8; 2012:7) and 21 executive management personnel (2013: 19; 2012:21).

21.	Mining and processing costs and other disclosable items

	Year ended	Year ended	Year ended
$000	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Mine production costs[1]	525,909	538,892	441,049
Movement in production inventory and ore stockpiles	(24,665)	(49,730)	(43,716)
Depreciation and amortization	146,762	130,638	117,991
Other mining and processing costs	64,762	61,319	75,770
	712,768	681,119	591,094

• Other income primarily includes foreign exchange gains and management fees receivable

• Other expenses primarily include foreign exchanges losses

1 Comparative figures excluded transport and refining costs from mine production costs and disclosed such costs separately. Given its immateriality, it has now been included in mine production costs. Transport and refining costs total $3.0 million for 2014 (Dec 31, 2013: $2.7 million; Dec 31, 2012: $2.7 million) are now included in mine production costs.

22.	Exploration and corporate expenditure

$000	Year ended Dec 31, 2014	Year ended Dec 31, 2013	Year ended Dec 31, 2012
Exploration and corporate expenditure comprise:
Exploration expenditure	12,762	22,638	16,157
Corporate expenditure	24,003	26,847	22,876
	36,765	49,485	39,033

23.	Finance income and cost

$000	Year ended Dec 31, 2014	Year ended Dec 31, 2013	Year ended Dec 31, 2012
Finance income – interest income	71	1,242	1,857
Finance income – net foreign exchange gain on financing activities	-	-	191
Finance income	71	1,242	2,048
Interest expense – borrowings	(2,965)	(1,373)	(117)
Finance costs – net foreign exchange loss on financing activities	(41)	(5,049)	-
Unwind of discount on provisions for environmental rehabilitation	(1,229)	(1,315)	(867)
Finance costs	(4,235)	(7,737)	(984)
Finance (costs)/income – net	(4,164)	(6,495)	1,064

Interest income arises on cash and cash equivalents.

Interest expenses arise on borrowings measured at amortized cost.

24.	Subsequent events

No significant subsequent events requiring disclosure adjustment occurred.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of
Kibali (Jersey) Limited

We have audited the accompanying consolidated statements of financial position of Kibali (Jersey) Limited as of December 31, 2014, 2013 and 2012 and the consolidated statements of comprehensive income, consolidated statements of changes in equity, and statements of consolidated cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kibali (Jersey) Limited at December 31, 2014, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

BDO LLP

London

March 27, 2015

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 and 2012

$000	Note	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
REVENUE
Gold sales		650,283	109,229	-
Other income	3	401	3,035	286
TOTAL INCOME		650,684	112,264	286

COSTS AND EXPENSES
Mining and processing costs[1]	4	412,441	52,885	-
Royalties		23,321	2,765	-
Exploration and corporate expenditure	5	6,149	5,911	5,530
Other expenses		3,544	725	-
TOTAL COSTS		445,455	62,286	5,530

Finance income	6	4,349	3,966	1,448
Finance costs	6	(4,955)	(1,252)	(14)
Finance income/(costs) - net		(606)	2,714	1,434
Share of profits of equity accounted
Joint venture		155	136	54
PROFIT/(LOSS) BEFORE INCOME TAX		204,778	52,828	(3,756)

Income tax income/(expense)	7	(45,038)	4,739	-

PROFIT/(LOSS) FOR THE PERIOD		159,740	57,567	(3,756)
OTHER COMPREHENSIVE EXPENSE
Loss on available for sale financial asset		(72)	(799)	(364)
TOTAL COMPREHENSIVE INCOME/(EXPENSE)		159,668	56,768	(4,120)

PROFIT/(LOSS) FOR THE PERIOD
Attributable to:
Owners of the parent		152,492	54,163	(3,429)
Non-controlling interest		7,248	3,404	(327)
		159,740	57,567	(3,756)
TOTAL COMPREHENSIVE INCOME/(EXPENSE)
Attributable to:
Owners of the parent		152,420	53,364	(3,793)
Non-controlling interest		7,248	3,404	(327)
		159,668	56,768	(4,120)

1Comparative figures excluded transport and refining costs from mine production costs and disclosed such costs separately, but given its immateriality, it has now been included in mine production costs. Transport and refining totaling $3.3 million for the 12 months ended December 31, 2014 (December 31, 2013: $0.2 million) (December 31, 2012: $0.0 million) are now included in mining and processing costs.

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

$000	Note	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
NON-CURRENT ASSETS
Property, plant and equipment	8	1,868,137	1,553,575	810,797
Mineral properties	9	693,972	742,928	745,092
Long term ore stockpiles	12	72,594	-	-
Deferred tax assets	10	-	4,860	-
Investment in equity accounted
joint venture	26	20	15	54
Other investments in joint venture	26	31,516	29,076	27,237
Total investment in joint venture	26	31,536	29,091	27,291
Trade and other receivables	11	30,900	22,929	15,938
TOTAL NON-CURRENT ASSETS		2,697,139	2,353,383	1,599,118

CURRENT ASSETS
Inventories and ore stockpiles	12	61,732	112,405	5,735
Trade and other receivables	11	169,330	145,335	75,815
Available-for-sale financial asset	13	74	146	945
Cash and cash equivalents	14	20,908	4,681	11,913
TOTAL CURRENT ASSETS		252,044	262,567	94,408
TOTAL ASSETS		2,949,183	2,615,950	1,693,526

EQUITY AND LIABILITIES
EQUITY
Share capital	15	5	4	3
Share premium	15	2,493,612	2,390,689	1,557,902
Retained earnings/(accumulated losses)		204,060	51,568	(2,595)
Other reserve		(3,144)	(3,072)	(2,273)
Equity attributable to owners of the parent		2,694,533	2,439,189	1,553,037
Non-controlling interest	16	25,522	18,274	14,870
TOTAL EQUITY		2,720,055	2,457,463	1,567,907

NON-CURRENT LIABILITIES
Loans and borrowings	17	55,133	53,430	53,388
Deferred tax liabilities	10	32,463	-	-
Provision for rehabilitation	18	15,341	8,210	4,652
TOTAL NON-CURRENT LIABILITIES		102,937	61,640	58,040

CURRENT LIABILITIES
Loans and borrowings	17	7,999	5,600	12,295
Trade and other payables	19	111,566	91,126	55,284
Current tax payable		6,626	121	-
TOTAL CURRENT LIABILITIES		126,191	96,847	67,579
TOTAL EQUITY AND LIABILITIES		2,949,183	2,615,950	1,693,526

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

			Retained		Total equity
			earnings/		attributable	Non-
$’000	Share	Share	(accumulated	Other	to owners of	Controlling	Total
	Capital	Premium	losses)	Reserves	the parent	Interest	Equity

Balance at January 1, 2012	2	961,337	834	(1,909)	960,264	15,197	975,461
Fair value movement on
available for sale financial asset[1]	-	-	-	(364)	(364)	-	(364)

Total other comprehensive expense	-	-	-	(364)	(364)	-	(364)

Net loss for the year	-	-	(3,429)	-	(3,429)	(327)	(3,756)
Total comprehensive expense	-	-	(3,429)	(364)	(3,793)	(327)	(4,120)
Shares issued to equity owners	1	596,565	-	-	596,566	-	596,566
Balance at December 31, 2012	3	1,557,902	(2,595)	(2,273)	1,553,037	14,870	1,567,907

Balance at January 1, 2013	3	1,557,902	(2,595)	(2,273)	1,553,037	14,870	1,567,907
Fair value movement on
available for sale financial asset[1]	-	-	-	(799)	(799)	-	(799)

Total other comprehensive expense	-	-	-	(799)	(799)	-	(799)

Net profit for the year	-	-	54,163	-	54,163	3,404	57,567
Total comprehensive income	-	-	54,163	(799)	53,364	3,404	56,768
Shares issued to equity owners	1	832,787	-	-	832,788	-	832,788
Balance at December 31, 2013	4	2,390,689	51,568	(3,072)	2,439,189	18,274	2,457,463

Balance at January 1, 2014	4	2,390,689	51,568	(3,072)	2,439,189	18,274	2,457,463
Fair value movement on
available for sale financial asset[1]	-	-	-	(72)	(72)	-	(72)

Total other comprehensive expense	-	-	-	(72)	(72)	-	(72)

Net profit for the year	-	-	152,492	-	152,492	7,248	159,740
Total comprehensive income	-	-	152,492	(72)	152,420	7,248	159,668
Shares issued to equity owners	1	102,923	-	-	102,924	-	102,924
Balance at December 31, 2014	5	2,493,612	204,060	(3,144)	2,694 533	25,522	2,720 055

1Fair value on available-for-sale assets may be recycled through the income statement in the future if certain conditions arise.

SHARE CAPITAL

The share capital comprises the issued ordinary shares of the company at par.

SHARE PREMIUM

The share premium comprises the excess value recognised from the issue of ordinary shares at par.

RETAINED EARNINGS/(ACCUMULATED LOSSES)

Retained earnings/(accumulated losses) comprises the group’s cumulative accounting profits and losses since inception.

OTHER RESERVES

Other reserves comprises the group’s cumulative fair value movement on the available for sale financial asset since inception in Kilo Goldmines Limited.

NON-CONTROLLING INTERESTS

The non-controlling interest represents the total carrying value of the 10% interest Société minière de Kilo Moto SARL (SOKIMO) has in Kibali Goldmines SA (Kibali), which is a subsidiary of Kibali (Jersey) Limited.

The accompanying notes form part of these financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

$’000	Note	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012

Cash Flows From Operating Activities
Cash generated by/(used in) operations	24	329,644	(71,225)	(40,829)
Interest received		1,009	927	182
Finance cost paid		(4 727)	(5,139)	(822)
Dividends received from equity
accounted joint venture		150	175	-
Income Tax paid		(1,211)	-	-
Net cash flows generated by/(used in) operating activities		324,865	(75,262)	(41,469)

Cash Flows Related to Investing Activities

Additions of property, plant and equipment		(407,422)	(748,314)	(521,762)
Funds invested in equity accounted
joint venture		-	-	(26,391)
Net cash outflows used in investing activities		(407,422)	(748,314)	(548,153)

Cash Flows Relating to Financing Activities
Proceeds from issue of ordinary shares		102,924	832,788	596,566

Decrease/(increase) in loans and borrowings		(4,140)	(16,444)	2,833
Net cash inflows provided by financing activities		98,784	816,344	599,399

Net increase/(decrease) in cash and cash equivalents		16,227	(7,232)	9,777
Cash and cash equivalents at the beginning of the year		4,681	11,913	2,136
Cash and cash equivalents at the end of the year	14	20,908	4,681	11,913

The accompanying notes form part of these financial statements.

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

After reviewing the group’s and company’s budget for the next financial year, and other longer term plans, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. The directors have no reason to believe that the group and company will not be a going concern in the foreseeable future based on forecasts and available cash resources.

New standards and interpretations applied

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to January 1, 2014 which have been adopted by the group for the first time this year.

IFRS as issued by IASB
		Effective period commencing on or after	Impact on group

IAS 32	Amendment – offsetting financial assets and financial liabilities	Jan 1, 2014	No material impact
IAS 36	Amendment – recoverable amounts disclosures for non-financial assets	Jan 1, 2014	No material impact
IFRIC 21	Levies	Jan 1, 2014	No material impact

Standards effective in future period

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the group’s activities and are mandatory for the group’s accounting periods beginning after January 1, 2015 or later periods and which the group has decided not to adopt early. These include:

Effective period commencing on or after
	Annual improvements to IFRSs 2010-2012 cycle	July 1, 2014
	Annual improvements to IFRSs 2011-2013 cycle	July 1, 2014
IFRS 9	Financial instruments	Jan 1, 2018
IAS 19	Amendment – Defined benefit plans: employee contributions	Jul 1, 2014
IFRS 11	Amendment – Accounting for acquisition of interests in joint operations	Jan 1, 2016
IAS 16 & IAS 38	Amendments – Clarification of acceptable methods of depreciation and amortization	Jan 1, 2016
IFRS 15	Revenue from contracts with customers	Jan 1, 2017
IAS 27	Amendment – Equity method in separate financial statements	Jan 1, 2016
IFRS 10 & IAS 28	Amendment – Sale or contribution of assets between an investor and its associate or joint venture	Jan 1, 2016
IAS 1	Amendment – Disclosure initiative Annual improvements to IFRSs (2012-2014 cycle)	Jan 1, 2016 Jan 1, 2016

The group is currently assessing the impact of these standards on the financial statements. At present, no impact is anticipated in respect of the standards and interpretations, given the nature of operations.

CONSOLIDATION

The consolidated financial information includes the financial statements of the company, its subsidiaries and the company’s equity interest in joint ventures using uniform accounting policies for like transactions and other events in similar circumstances.

SUBSIDIARIES

Subsidiaries are entities over which the group has the power to govern the financial and operating policies of the entity so as to obtain benefits from the activities and the ability to use its power over the investee to affect the amounts of the group’s returns and generally accompanying an interest of more than one-half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date on which control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition costs are expensed. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill or other identifiable intangible assets. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the statement of comprehensive income.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

JOINT VENTURES

The group holds interests in one joint venture. In a joint venture the parties that have joint control of the arrangement (the joint venturers) have a right to the net assets of the arrangement. This right is accounted for in the consolidated financial statements using the equity method of accounting. Joint control is considered to exist when there is contractual joint control; control being the power to govern the financial and operating policies of an entity so as to obtain benefits from the activities and the ability to use its power over the investee to affect the amounts of the group’s returns by the joint venturers.

Investments in additional joint ventures are initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on associated companies and joint ventures represents the excess of the cost of acquisition of the associate or joint venture over the group’s share of the fair value of the identifiable net assets of the associate or joint venture and is included in the carrying amount of the investments.

Joint ventures are accounted for using the equity method of accounting. In applying the equity method of accounting, the group’s share of its associated companies and joint ventures’ post-acquisition profits or losses are recognised in profit or loss and its share of post-acquisition other comprehensive income is recognised in other comprehensive income. These post-acquisition movements and distributions received from joint venture companies are adjusted against the carrying amount of the investments. When the group’s share of losses in an associated or joint venture company equals or exceeds its interest in the associated or joint venture company, including any other unsecured non-current receivables, the group does not recognise further losses, unless it has obligations to make or has made payments on behalf of the associated or joint venture company. Unrealised gains on transactions between the group and its associated and joint venture companies are eliminated to the extent of the group’s interest in the associated and joint venture companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Trading receivables and payables with joint ventures are classified within trade and other receivables and payables. The accounting policies of associated and joint venture companies have been changed where necessary to ensure consistency with the accounting policies adopted by the group.

Dividends received are classified as operating cash flows in the consolidated cash flow statement.

SEGMENTAL REPORTING

An operating segment is a group of assets and operations engaged in performing mining or advanced exploration that are subject to risks and returns that are different from those of other segments. Other parts of the business are aggregated and treated as part of a ‘corporate’ segment. The group provides segmental information using the same categories of information which the group’s chief operating decision maker utilises. The group’s chief operating decision maker is considered by management to be the board of directors. The group has only one business segment, being that of gold mining. Segment analysis is based on the mining operations and exploration projects that have a significant amount of capitalised expenditure or other fixed assets.

FOREIGN CURRENCY TRANSLATION

Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in US dollars, which is also the functional currency of the company, its significant subsidiaries and joint ventures.

Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of comprehensive income in other income and other expenses.

ROYALTIES

Royalty arrangements based on mineral production are in place at the operating mine. The primary type of royalty is a net smelter return royalty. Under this type of royalty the group pays the host country’s government an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less selling costs. Royalty expense is recorded when revenue from the sale of gold is recognized.

INTANGIBLE ASSETS

Mineral properties

Mineral properties acquired are recognized at fair value at the acquisition date. Mineral properties are recognized at fair value if acquired as part of a business combination, whereas they are recognized at cost if acquired as an asset. Mineral properties are tested annually for impairment on the same basis that property, plant and equipment are when there is an indication of impairment. Mineral properties are amortized on a units of production basis from the point at which the mine commences production (refer to ‘depreciation and amortization’ policy below).

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

Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity and are capitalized until commercial levels of production are achieved (refer to ‘commercial production’), after which the costs are amortized.

Costs are capitalized during the construction of a new mine until commercial levels of production are achieved (refer to ‛commercial production’ below), after which the relevant costs are amortized. Costs are capitalized provided that the project is considered to be commercially, technically and economically viable. Such viability is deemed to be achieved when the group is confident that the project will provide a satisfactory return relative to its perceived risks and is sufficiently certain of economic production. Costs which are necessarily incurred while commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized under ‘Long-lived assets and mine development costs’. Development costs incurred after the commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit.

Commercial production

The group assesses the stage of the mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of the mine construction project. The group considers various relevant criteria to assess when the mine is substantially complete, ready for its intended use, and moves into production stage. Some of the criteria would include but are not limited to the following:

•	the level of capital expenditure compared to the construction cost estimates;
•	completion of reasonable period of testing of the mine plant and equipment;
•	ability to produce gold in saleable form; and
•	ability to sustain ongoing commercial levels of gold production.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalizable costs related to mining asset additions or improvements, underground mine development or ore reserve development.

Development expenditure approval

Development activities commence after project sanctioning by the appropriate level of management. Judgment is applied by management in determining when a project has reached a stage at which economically recoverable reserves exists such that development may be sanctioned. In exercising this judgment, management is required to make certain estimates and assumptions similar to those described below for capitalized exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgment is made that a development asset is impaired, the appropriate amount will be written off to the statement of comprehensive income.

Stripping costs

In surface mining operations, the group may find it necessary to remove waste materials to gain access to mineral ore deposits prior to and after production commences. This waste removal activity is known as ‘stripping’. Prior to production commencing from a pit, stripping costs are measured internally and capitalised until the point where the overburden has been removed and access to the ore commences. Subsequent to production, waste stripping continues, either as part of ore extraction as a run of mine activity or due to strategic decisions such as pit push-back campaigns. There are two benefits accruing to the group from stripping activity during the production phase: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. Economic ore extracted during this period and subsequently is accounted for as inventory. The production stripping costs relating to improved access to further quantities in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:

•	it is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the group;
•	the group can identify the component of the ore body for which access has been improved; and
•	the costs relating to the stripping activity associated with that component or components can be measured reliably.

In determining the relevant component of the ore body for which access is improved, the group componentises its mine into geographically distinct ore body sections or phases to which the stripping activities being undertaken within that component are allocated. Such phases are determined based on assessment of factors such as geology and mine planning.

Once determined that any portion of the production stripping costs should be capitalised, the group typically uses the average stripping ratio of the component or phase of the mine to which the production stripping cost related to determine the amount of the production stripping costs that should be capitalised.

The group depreciates the deferred costs capitalised as stripping assets on a unit of production method, with reference the ex-pit ore production from the relevant ore body component or phase.

Short-lived assets

Short-lived assets including non-mining assets are shown at cost less accumulated depreciation and impairment.

Depreciation and amortization

Long-lived assets include mining properties, such as freehold land, metallurgical plant, tailings facilities, raw water dams, power plant and mine infrastructure, as well as mine development costs and are depreciated on a unit of production basis.

Depreciation and amortization are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated ore tonnes contained in proven and probable reserves to be extracted using the relevant asset, to reduce the cost to estimated residual values. As an example, the open cast pit is depreciated over proven and probable reserves and tonnes milled from the open cast pit ore body No future capital expenditure is included in the depreciable value. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Only proven and probable reserves are used in the tonnes milled units of production depreciation calculation. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortization charges.

Depreciation of construction and development costs for new mines commences when commercial production is achieved, as detailed above. Underground development costs are depreciated from the date the development provides access to operational areas and ore extraction begins from those areas. Other assets under construction, such as plant improvement projects, are depreciated from the date they are commissioned, based on assessment by the group’s engineers.

Short-lived assets which include motor vehicles, office equipment and computer equipment are depreciated over estimated useful lives of between two to five years but limited to the remaining mine life. Residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation starts when the assets are ready and available for use.

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

Costs of stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production. Ore extracted is allocated to separate stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. While held in physically separate stockpiles, the group blends the ore from each stockpile at an individual mine when feeding the processing plant to achieve the resultant gold content. In such circumstances, lower and higher grade ore stockpiles each represent a raw material, used in conjunction with each other, to deliver overall gold production, as supported by the relevant feed plan. At Kibali, full grade ore stockpile is above 0.64g/t and no marginal ore is stockpiled while mining oxide material.

The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design. Ore tonnes contained in the stockpile which exceeds the annual tonnes to be milled as per the mine plan over the next twelve months, are classified as non-current in the statement of financial position.

Net realizable value of ore stockpiles is determined with reference to estimated contained gold and market gold prices applicable. Ore stockpiles which are blended together or with future ore mined when fed to the plant are assessed as an input to the gold production process to ensure the combined stockpiles are carried at the lower of cost and net realizable value. Ore stockpiles which are not blended in production are assessed separately to ensure they are carried at the lower of cost and net realizable value, although no such stockpiles are currently held.

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

FINANCIAL INSTRUMENTS

Financial instruments are measured as set out below. Financial instruments carried on the statement of financial position include 1) cash and cash equivalents, 2) trade and other receivables, 3) trade and other payables, 4) loans and borrowings and 5) available for sale financial assets.

1)	Cash and cash equivalents

Cash and cash equivalents are carried in the statement of financial position at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts.

2)	Trade and other receivables

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

3)	Trade and other payables

Accounts payable and other short term monetary liabilities, are initially recognized at fair value, which equates to the transaction price, and subsequently carried at amortized cost using the effective interest method.

4)	Loans and borrowings (including loans from subsidiaries, joint ventures and minorities)

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

5)	Available-for-sale financial assets

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

REHABILITATION COSTS

The net present value of estimated future rehabilitation costs is provided for in the financial statements and capitalized within property, plant and equipment on initial recognition. Rehabilitation will generally occur on closure or after closure of a mine. Initial recognition is at the time of the construction or disturbance occurring and thereafter as and when additional construction or disturbances take place. The estimates are reviewed annually to take into account the effects of inflation and changes in estimated risk adjusted rehabilitation works cost and are discounted using rates that reflect the time value of money. Annual increases in the provision due to the unwinding of the discount are recognized in the statement of comprehensive income as a finance cost. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are recorded to mining assets against an increase/decrease in the rehabilitation provision. The rehabilitation asset is amortized as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred. Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

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

As Lessee

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

As Lessor

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease income under operating leases is recognized to the statement of comprehensive income on a straight-line basis over the period of the lease.

Where a significant portion of the risks and rewards of ownership are transferred, the group is required to account as though it were acting as a lessor in a finance lease. Hire purchase loans disclosed under receivables represent outstanding amounts due under finance lease arrangements less finance charges allocated to future periods.

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

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed until such time as the directors have sufficient information to determine that future economic benefits are probable, after which the expenditure is capitalized as a mine development cost. The information required by directors is typically a final feasibility study however a prefeasibility study may be deemed to be sufficient where the additional work required to prepare a final feasibility study is not significant or the work done at prefeasibility level clearly demonstrates and economic asset. Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a prefeasibility study. This economic evaluation is distinguished from a prefeasibility study in that some of the information that would normally be determined in a prefeasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that more likely than not the company will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are capitalized within development costs.

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

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below:

VALUE ADDED TAX

Included in trade and other receivables is a recoverable value added tax (TVA) balance of $112.2 million (2013: $81.0 million) (2012: $47.0 million) (all current) owing by the fiscal authorities in the Democratic Republic of Congo (DRC).

The group continues to seek recovery of TVA in the DRC, in line with the mining code and the carrying value of the receivable has been assessed considering factors such as the level of receipts in the period and to date, relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgements exist in assessing recovery of these receivables.

CARRYING VALUES OF PROPERTY, PLANT AND EQUIPMENT AND MINERAL PROPERTIES

The group assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed mine plans and operating plans. Future cash flows are based on estimates of:

•	the quantities of the proven and probable reserves being reserves for which there is a high degree of confidence in economic extraction;
•	future production levels;
•	future commodity prices, including oil forecast at $100bbl;
•	future cash cost of production and capital expenditure associated with extraction of the proven and probable reserves in the approved mine plan;
•	future gold prices – a gold price curve from a leading merchant bank was used for the impairment calculations starting at a $1,250/oz gold price (2013: $1,250/oz) and increasing an average of 3%. Beyond the gold curve period provided by the merchant bank, the board has estimated the long-term gold price increasing at 3%; and
•	a discount rate of 7.3% pre-tax (2013: 9.4%).

A reduction in forward gold prices in excess of 20% is required to give rise to an impairment at the mine. The discount rate would need to increase to 14.1% to give rise to impairment at the mine. However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The model is considered suitably conservative with proven and probable reserves determined based on $1,000/oz gold price (2013: $1,000/oz).

CAPITALIZATION AND DEPRECIATION

There are several methods for calculating depreciation, i.e. the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage. Refer to note 1 for the depreciation policy. Estimates are required regarding the allocation of assets to relevant proven and probable reserves in the units of production calculations, with assessments involving the group’s mining, capital and geology departments. Proven and probable reserves are used in each depreciation calculation, which is considered to be a suitably conservative measure of the future ore extractable using existing assets.

The group applies judgment in allocating costs between operating and capital items. Costs are capitalized when the activity provides access to future ore bodies and are expensed as operating costs when the works involve extraction of ore from operational sections of the ore body.

Additionally, judgment was required when determining the date at which commercial production was achieved and depreciation commenced at Kibali in 2013 and continuing judgment is required in determining the point at which assets under construction at Kibali, such as the sulphide circuit, began commercial production and should be depreciated.

Similarly, given ongoing mine construction and development, judgment was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

GOLD PRICE ASSUMPTIONS

The following gold prices were used in the mineral reserves optimization calculation:

$/oz	2014	2013	2012
Kibali	1,000	1,000	1,000

Changes in the gold price used could result in changes in the mineral reserve optimization calculations. Mine modelling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions in respect of ore reserves.

DETERMINATION OF ORE RESERVES

The group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2012 (the JORC Code 2012 Edition). Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, as well as the assessment of the carrying value of mining assets. There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

FUTURE REHABILITATION OBLIGATIONS

The net present value of current rehabilitation estimates have been discounted to their present value at 2% per annum (2013: 2.5%) (2012: 2.5%) being the prevailing risk free interest rates. Expenditure is expected to be incurred at the end of the mine life. The group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgment is required in determining the appropriate costs, timing of costs, discount rates and inflation. For further information, including the carrying amounts of the liabilities, refer to Note 18. A 1% change in the discount rate on the group’s rehabilitation estimates would result in an impact of $1.6 million (2013: $1.6 million) (2012: $0.9 million) on the provision for environmental rehabilitation, and an impact of $0.05 million (2013: $0.05 million) (2012: nil) on the statement of comprehensive income.

STOCKPILES, GOLD IN PROCESS AND PRODUCT INVENTORIES

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process and product inventories. Net realizable value tests are performed at least annually and represent the estimated future sales price of the product based on contained gold and metals prices, less estimated costs to complete production and bring the product to sale. Judgment is required in assessing whether stockpiles of different grades should be tested individually, or tested as inputs to the gold production process, as detailed in the group’s accounting policy. In the current year, the stockpiles were tested for each individual mine, reflecting the planned blended feed of such stockpiles to the mill on the basis that they are blended together and with future ore mined.

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

3.	OTHER INCOME

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2014	2013	2012
From operating activities comprise
Operation of guest house	24	1,379	286
Net foreign exchange gains	377	1,656	-
	401	3,035	286

The total other income is not considered to be part of the main revenue generating activities, and as such the group presents this income separately from revenue.

4.	MINING AND PROCESSING COSTS

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2014	2013	2012
Mining and processing costs comprise
Mine production costs[1]	119,227	22,735	-
Movement in production inventory and ore stockpiles	(10,694)	(10,596)	-
Depreciation and amortization	139,698	14,863	-
Other mining and processing costs	164,210	25,883
	412,441	52,885	-

1.           Comparative figures excluded transport and refining costs from mine production costs and disclosed such costs separately. Given its immateriality, it has now been included in mine production costs. Transport and refining costs total $3.3 million for 2014 (2013: $0.2 million; 2012: $0.0 million) are now included in mine production costs.

5.	EXPLORATION and corporate expenditure

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2014	2013	2012
Exploration and corporate expenditure comprise
Exploration expenditure	4,298	3,284	1,632
Corporate expenditure	1,851	2,627	3,898
	6,149	5,911	5,530

6.	FINANCE INCOME AND COSTS

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2014	2013	2012
Finance income comprise:
Bank interest	21	42	26
Interest received – loans and receivables	4,328	3,924	1,422
Total finance income	4,349	3,966	1,448
Finance costs comprise:
Interest expense on finance lease	(4,711)	(4,495)	(1,825)
Interest expense on bank borrowings	(39)	(1)	(14)
Interest capitalized	-	3,360	1,825
Unwinding of discount on provisions for rehabilitation	(205)	(116)	-
Total finance costs	(4,955)	(1,252)	(14)
Net finance (costs)/income	(606)	2,714	1,434

7.	INCOME TAXES

		Dec. 31,	Dec. 31,	Dec. 31,
$000		2014	2013	2012
Current taxation		7,715	121	-
Deferred taxation	10	37,323	(4,860)	-
		45,038	(4,739)	-

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s operations.

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2014	2013	2012
Profit/(loss) before tax	204,778	52,828	(3,756)
Tax calculated at the DRC effective tax rate of 30%	61,433	15,848	(1,127)
Reconciling items:
Exempt income	(27,054)	(7,903)	(3,207)
Previous unrecognized losses utilized	-	(9,294)	-
Assessed losses not utilized	-	-	4,334
Net capital allowances not deductible	(6)	(3,511)	-
Other permanent differences	2,950	-	-
Corporate tax at 1/100 from turnover	7,715	121	-
Taxation charges	45,038	(4,739)	-

The group is not subject to income tax in Jersey. In the DRC, the effective tax rate is 30%. The Kibali operations attract corporation tax in the DRC. Kibali is required to pay a minimum of 1/100 (2013: 1/1,000) of the company’s revenue which resulted in a minimum corporate tax of $7.7 million (2013: $0.1 million). Kibali has capital allowances and non-capital tax losses for deduction against future mining income. Kibali (Jersey) Limited’s estimated non-capital tax losses carried forward at December 31, 2014 amounted to $298.5 million (2013: $222.1 million) (2012: $30.9 million) and capital allowances which have been recognized and not utilized carried forward at December 31, 2013 amounted to $332.4 million (2013: $217.1 million) (2012: $6.8 million). Refer to note 10 for deferred taxation.

8.	PROPERTY, PLANT AND EQUIPMENT

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2014	2013	2012
Mine properties, mine development costs and mine plant facilities and equipment cost
Cost
Balance at the beginning of the year	1,584,453	822,297	232,431
Additions	405,304	762,156	589,866
Balance at the end of the year	1,989,757	1,584,453	822,297

Accumulated depreciation
Balance at the beginning of the year	(30,878)	(11,500)	(4,692)
Depreciation charged for the year	(90,742)	(19,378)	(6,808)
Balance at the end of the year	(121,620)	(30,878)	(11,500)

Net book value	1,868,137	1,553,575	810,797

Short-lived assets

Long-lived assets and development costs

Included in property, plant and equipment are long-lived assets which are amortized on a units of production basis as detailed in note 2 and include mining properties, such as freehold land, metallurgical plant, tailings facilities, raw water dams, power plant and mine infrastructure, as well as mine development costs. The net book value of these assets was $1,793 million at December 31, 2014 (2013: $1,448 million) (2012: $745 million).

Short-lived assets

Included in property, plant and equipment are short-lived assets which are depreciated over a short life which reflects their likely useful economic life and are comprised of motor vehicles, computer equipment, aircrafts and fixtures and fittings. The net book value of these assets was $5.7 million at December 31, 2014 (2013: $3.8 million) (2012: $3.7 million).

Rehabilitation asset

A rehabilitation asset has been recognized in the period relating to the rehabilitation liability to the value of $14.0 million (2013: $8.0 million) (2012: $4.7 million) (refer to note 18). Depreciation of the rehabilitation asset began on October 1, 2013 when the group commenced commercial production. The asset is depreciated over the life of the mine on a unit of production basis.

Leased assets

The net carrying amount of property, plant and equipment includes the following amount in respect of assets held under finance lease (refer to note 20):

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2014	2013	2012
Finance Lease Mining Assets	56,146	53,960	56,737

KAS 1 Limited (KAS) is an asset leasing joint venture in which the group has a 50.1% interest. Together with DTP Terrassement SA, the group provides funding to KAS to buy the assets and in return leases the assets under a finance lease to Kibali, a subsidiary of the group. Refer to notes 11, 20, 26 and 27.

9.	MINERAL PROPERTIES

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2014	2013	2012
Cost
At the beginning and end of the year	745,092	745,092	745,092
Amortization
At the beginning of the year	(2,164)	-	-
Charge for the year	(48,956)	(2,164)	-
At the end of the year	(51,120)	(2,164)	-

Net book value	693,972	745,928	745,092

Mineral properties represent the fair value attributable to license interest on the acquisition of Moto Goldmines Limited (“Moto”) in 2009. The balance has been amortized over the life of mine on a unit of production basis since the group commenced commercial production on October 1, 2013.

10.	DEFERRED TAXATION

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2014	2013	2012
Deferred taxation is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the
DRC operations.
The movement on deferred taxation is as follows:
At the beginning of the year	4,860	-	-
Statement of comprehensive income	(37,323)	4,860	-
At the end of the year	(32,463)	4,860	-

Deferred taxation comprise the following:
Tax losses carried forward attributable to accelerated capital allowances	298,543	222,046	-
Accelerated capital allowances	(332,415)	(217,057)	-
Rehabilitation provision	1,409	(129)	-
Net deferred taxation asset/(liability)	(32,463)	4,860	-

Deferred tax assets are expected to be utilized against future taxable profits arising within the Kibali (Jersey) Limited group following commencement of commercial production in 2013.

11.	TRADE AND OTHER RECEIVABLES

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2014	2013	2012
Advances to contractors	4,545	24,869	3,821
Trade receivables	11,621	17,006	-
Prepayments and other receivables	31,716	16,567	21,871
Loan to SOKIMO (refer to Note 27)	14,814	13,696	10,619
Other loans	11,140	8,082	-
TVA receivables	112,239	80,961	47,030
Hire purchase loans	14,155	7,083	8,412
	200,230	168,264	91,753
Less: Non-current portion

Loan to SOKIMO	14,814	13,696	10,619
Other loans	9,151	5,765	-
Hire purchase loans	6,935	3,468	5,319
	30,900	22,929	15,938

Current portion	169,330	145,335	75,815

The fair values of trade and other receivables classified as loans and receivables are approximate to the carrying value.

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

The terms of payment of trade receivables is less than seven days, advances to contractors 30 days and TVA is recoverable over 6 months. The group continues to seek recovery of TVA in line with the mining code. Judgment exists in assessing recovery of this amount.

The loan to SOKIMO bears interest at 8%, the loan and interest and will be repaid through future dividends.

The hire purchase loans bear interest at the aggregate of 10% and the Federal Reserve Rate of 0.75%. These loans are repayable over 3 years.

The balance of “other loans” includes a loan to Randgold Resources Limited of $0.1 million (2013: US$0.3 million) (2012: $0.0 million) and a loan to KGL Isiro SARL of US$ 2.3 million (2013: $0.2 million) (2012: $0.0 million), these loans have no terms of repayment.

All non-current receivables are due after 12 months.

12.	INVENTORIES AND ORE STOCKPILES

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2014	2013	2012
Consumables stores	48,441	33,024	5,735
Ore stockpiles	77,398	72,492	-
Gold in process	8,487	6,889	-
	134,326	112,405	5,735
Less: Non-current portion
Ore stockpiles	72,594	-	-
Current portion	61,732	112,405	5,735

All inventory and ore stockpiles are stated at the lower of cost or net realizable value.

Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

13.	AVAILABLE FOR SALE FINANCIAL ASSET

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2014	2013	2012
Balance at the beginning of the year	146	945	1,309
Fair value movement recognized in other comprehensive income	(11)	(755)	(393)
Exchange differences	(61)	(44)	29
Balance at the end of the year	74	146	945

14.	CASH AND CASH EQUIVALENTS

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2014	2013	2012
Cash at bank and in hand (excluding Bank overdrafts)	20,908	4,681	11,913

15.	SHARE CAPITAL AND PREMIUM

The total authorized number of ordinary shares is 10,000 (2013: 10,000) (2012: 10,000) for the total value of $10,000 (2013: $10,000) (2012: $10,000). All issued shares are fully paid. The total number of issued shares at December 31, 2014 was 4,620 shares (2013: 4,428) (2012: 2,890).

Randgold and AngloGold Ashanti Limited (AngloGold Ashanti) are joint venture partners and shareholders of Kibali (Jersey) Limited, having acquired all 4,620 outstanding ordinary shares.

Please refer to the Statement of Changes in Equity on page F-52 of this Annual Report for more detail on the annual movement of share capital and share premium.

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2014	2013	2012
Movement in the number of ordinary shares outstanding:
Balance at the beginning of the year	4	3	2
Shares issued	1	1	1
Balance at the end of the year	5	4	3

16.	NON-CONTROLLING INTEREST

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2014	2013	2012
Balance at the beginning of the year	18,274	14,870	15,197
Non-controlling interest in results of Kibali Goldmines SA	7,248	3,404	(327)
Balance at the end of the year	25,522	18,274	14,870

The non-controlling interest represents the 10% interest SOKIMO has in Kibali, which is a subsidiary of Kibali (Jersey) Limited.

17.	LOANS AND BORROWINGS

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2014	2013	2012
Non-current
Finance lease liability (note 20)	54,917	53,013	53,182
Loan – Randgold (note 27)	216	216	206
Loan – Société des Mines de Tongon SA (note 27)	-	178	-
Loan – Société des Mines de Loulo SA (note 27)	-	23	-
	55,133	53,430	53,388
Current
Finance lease liability (note 20)	6,023	4,736	5,912
Loan – Randgold	1,976	864	6,383
	7,999	5,600	12,295

Total loans and borrowings	63,132	59,030	65,683

Finance lease liability

The finance lease liability is due to KAS 1 Limited in respect of the equipment which has been transferred to the group under an installment sale agreement. The finance lease liability is interest bearing at 8% and is to be reduced by rental payments monthly as agreed in the installment sale agreement. The finance lease is secured by the leased assets. Refer to note 8.

Loan – Randgold Resources Limited

Randgold, a joint venture partner and operator of the Kibali gold mine, incurs management fees and other expenses as part of its role as operator of the mine on behalf of the Kibali (Jersey) Limited group. The loan bears no interest and is repayable on a monthly basis. The non-current portion bears no interest and is due for repayment in greater than one year.

18.	PROVISION FOR REHABILITATION

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2014	2013	2012
Balance at the beginning of the year	8,210	4,652	-
Unwinding of discount	205	116	-
Change in estimates	6,926	3,442	-
New provision raised	-	-	4,652
Balance at the end of the year	15,341	8,210	4,652

The provision for rehabilitation costs includes estimates for the effect of inflation and changes in estimates and has been discounted to present the value at 2% (2013: 2.5%; 2012: 2.5%) per annum, being an estimate equivalent to the risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. The estimated cash costs of rehabilitation are risk adjusted. Management have based the provision for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the estimate of its ultimate rehabilitation liability could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its property. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provision for rehabilitation is adequate. The current LoM plan envisages the expected outflow to occur at the end of the LoM which, at date of accounts, is 2031 for the Kibali gold mine.

19.	TRADE AND OTHER PAYABLES

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2014	2013	2012
Trade payables	49,053	13,723	12,439
Payroll and other compensations	2,075	1,734	1,260
Accruals and other payables	60,438	75,669	41,585
	111,566	91,126	55,284

Accruals and other payables include retention amounts in respect of contracts with suppliers of $18.6 million (2013: $17.1 million) (2012: $8.6 million).

Trade and other payables are all due within 120 days.

20.	LEASES

The finance lease liability recognized is in respect of mining vehicles which have been used in excavation and hauling of waste rock and ore under an installment sale agreement.

The lease liability is effectively secured as the rights to the leased asset revert to the lessor in the event of default.

	Dec. 31,	Dec. 31,	Dec. 31,
$000	2014	2013	2012
Gross finance lease liabilities – minimum lease payments:
No later than 1 year	10,249	9,176	8,486
Later than 1 year and no later than 5 years	40,135	35,968	28,477
Later than 5 years	32,531	36,186	47,862
Future finance charges	(21,975)	(23,581)	(25,731)
Present value of the finance lease liability	60,940	57,749	59,094

Present value of the finance lease liability is as follows:
No later than 1 year	6,023	4,736	5,912
Later than 1 year and no later than 5 years	26,390	22,399	19,839
Later than 5 years	28,527	30,614	33,343
	60,940	57,749	59,094

21.	SEGMENTAL INFORMATION

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

Country of operation	DRC	Jersey
$000	Kibali	Corporate	Intercompany eliminations	Total
Year ended December 31, 2014
Profit and loss
Total revenue	650,283	-	-	650,283
Mining and processing costs excluding depreciation[1]	(272,743)	-	-	(272,743)
Depreciation and amortization	(108,668)	(2,270)	(28,760)	(139,698)
Mining and processing costs	(381,411)	(2,270)	(28,760)	(412,441)
Royalties	(23,321)	-	-	(23,321)
Exploration and corporate expenditure	(4,461)	(1,170)	32	(6,149)
Other income/(expenses)	(4,121)	1,133	-	(2,988)
Finance costs	(123,486)	-	118,531	(4,955)
Finance income	1,125	14,402	(11,178)	4,349
Profit before income tax	114,608	11,545	78,625	204,778
Income tax expense	(42,132)	-	(2,906)	(45,038)
Net profit	72,476	11,545	75,719	159,740
Capital expenditure	404,630	674	-	405,304
Total assets	2,570,317	6,264,762	(5,885,896)	2,949,183
Total liabilities	(2,516,671)	(3,001,045)	5,288,588	(229,128)

Year ended December 31, 2013
Profit and loss
Total revenue	109,229	-	-	109,229
Mining and processing costs excluding depreciation[1]	(37,932)	-	90	(38,022)
Depreciation and amortization	(14,670)	(193)	-	(14,863)
Mining and processing costs	(52,728)	(193)	90	(52,885)
Royalties	(2,765)	-	-	(2,765)
Exploration and corporate expenditure	(3,325)	(107,979)	105,393	(5,911)
Other income/(expenses)	733	6,298	(4,585)	2,446
Finance costs	(25,535)	(1)	24,284	(1,252)
Finance income	931	125,901	(122,866)	3,966
Profit/(loss) before income tax	26,486	24,026	2,316	57,567
Income tax expense	4,739	-	-	4,739
Net profit/(loss)	31,225	24,026	2,316	57,567
Capital expenditure	746,661	1,523	-	748,184
Total assets	2,160,846	5,884,188	(5,429,084)	2,615,950
Total liabilities	(2,179,676)	(2,890,543)	4,911,732	(158,487)

Year ended December 31, 2012
Profit and loss
Total revenue	-	-	-	-
Mining and processing costs excluding depreciation	-	-	-	-
Depreciation and amortization	(2,213)	(10)	-	(2,223)
Mining and processing costs	(2,213)	(10)	-	(2,223)
Exploration and corporate expenditure	(1,395)	(1,584)	-	(2,979)
Other income/(expenses)	(71)	1,009	(926)	12
Finance costs	(7)	(7)	-	(14)
Finance income	420	52,279	(51,251)	1,448
Profit/(loss) before income tax	(3,266)	51,687	(52,177)	(3,756)
Income tax expense	-	-	-	-
Net profit/(loss)	(3,266)	51,687	(52,177)	(3,756)
Capital expenditure	522,487	84	-	522,571
Total assets	1,136,739	4,463,610	(3,906,823)	1,693,526
Total liabilities	(1,175,613)	(2,338,658)	3,388,652	(125,619)

¹Comparative figures excluded transport and refining costs from mine production costs and disclosed such costs separately. Given its immateriality, it has now been included in mine production costs. Transport and refining costs total $3.3 million for 2014 (31 Dec 2013: $0.2 million) are now included in mine production costs.

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

Foreign exchange and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro, British pound, South African rand, Communauté Financière Africaine franc and Australian dollar). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks and none existed in 2014, 2013 or 2012. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2014, 2013 and 2012. Gold sales are made in US dollars and do not expose the group to any currency fluctuation risk. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

$000	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Level of exposure of foreign currency risk carrying value of foreign currency balances. Cash and cash equivalents includes balances denominated in:
• Communauté Financière Africaine franc (CFA)	11	71	3
• Euro (EUR)	95	71	410
• South African rand (ZAR)	22	217	166
• British pound (GBP)	3	82	1
• Australian Dollar (AUD)	397	407	464

Trade and other receivables includes balances denominated in:
• Communauté Financière Africaine franc (CFA)	217	-	37
• Euro (EUR)	340	-	49
• South African rand (ZAR)	50	3,997	5,964
• British pound (GBP)	4	-	74
• Australian Dollar (AUD)	29	34	33

Trade and other payables includes balances denominated in:
• Euro (EUR)	(840)	(2,628)	(7,343)
• South African rand (ZAR)	(6,080)	(7,486)	(9,042)
• British pound (GBP)	(342)	(125)	(300)
• Australian Dollar (AUD)	(99)	(454)	(856)

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

	Closing exchange rate	Effect of 10% strengthening of $ on net earnings and equity
At December 31, 2014
• Australian Dollar (AUD)	1.22578	(3)
• Euro (EUR)	0.82262	(376)
• South African rand (ZAR)	11.6017	(703)

At December 31, 2013
• Australian Dollar (AUD)	1.1260	(1)
• Euro (EUR)	0.7255	(256)
• South African rand (ZAR)	10.466	(327)

At December 31, 2012
• Australian Dollar (AUD)	0.9642	(36)
• Euro (EUR)	0.7567	(688)
• South African rand (ZAR)	8.4875	(291)

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

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short term cash investments and interest payable on financing activities, giving rise to interest rate risk. In the ordinary course of business, the group receives cash funding from their joint venture partners, Randgold and AngloGold Ashanti in the proportion to their respective percentage interests. The group received cash from its operations from the last quarter in 2013, following the commencement of production at the Kibali gold mine. The group is required to fund working capital and capital expenditure requirements with the funding and cash received. The drawdowns of any funds are subject to the approval of the Annual budget and Business plan by the board of directors.

The group has in the past been able to actively source financing through shareholder loans and third party loans. The finance lease entered into bears a fixed rate of interest.

The group is able to actively source financing at competitive rates. The counterparts are financial and banking institutions of good credit standing. The directors believe that the working capital resources, by way of internal sources and banking facilities, are sufficient to the group’s currently foreseeable future business requirements.

$000	Amount	Effective rate for the year %
Cash and cash equivalents:
All less than 90 days	20,908	0.10

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in the DRC. The gold produced is sold to the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not a financial asset for IFRS 7, included in receivables is a TVA balance of $112 million (2013: $81 million; 2012: $47 million) (refer to note 11) that was past due but not impaired, given the receipts obtained during the year. This can hold some credit risk for the group.

Capital risk management

The group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide future returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group issue new shares (by way of funding from the joint venture partners) or will make use of internal loans. Consistent with others in the industry, the group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt (net cash) divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the statement of financial position) less cash and cash equivalents. Total capital is calculated as equity, as shown in the statement of financial position, plus net debt.

($000)	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Capital risk management
Total borrowings (notes 17 and 19)	174,698	150,156	120,967
Less: cash and cash equivalents (note 14)	(20,908)	(4,681)	(11,913)
Net debt	153,790	145,475	109,054
Total equity	2,720,055	2,457,463	1,567,907
Total capital	2,873,845	2,602,938	1,676,961
Gearing ratio	6%	6%	7%

Maturity analysis

The following table analyzes the group’s financial liabilities into the relevant maturity groupings based on the remaining period from the Statement of Financial Position to the contractual maturity date.

	Trade and other payables	Borrowings	Expected Future interest payments
At December 31, 2014
Financial liabilities
Within 1 year in demand	111,566	6,023	4,531
Later than 1 year and no later than 5 years	-	26,390	13,325
After 5 years	-	28,527	4,119
Total	111,566	60,940	21,975

At December 31, 2013
Financial liabilities
Within 1 year in demand	91,126	5,600	4,440
Later than 1 year and no later than 5 years	-	22,816	13,569
After 5 years	-	30,614	5,572
Total	91,126	59,030	23,581

At December 31, 2012
Financial liabilities
Within 1 year in demand	55,284	17,876	2,574
Later than 1 year and no later than 5 years	-	19,839	8,638
After 5 years	-	33,549	14,519
Total	55,284	71,264	25,731

23.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the carrying amounts and the fair values of the group’s financial instruments outstanding at December 31, 2014, 2013 and 2012. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

		Carrying amount	Fair Value
As at December 31, 2014
Available for sale financial asset Categorized as level 1[1]
Available for sale financial asset	Available for sale	74	74

As at December 31, 2013
Available for sale financial asset Categorized as level 1[1]
Available for sale financial asset	Available for sale	146	146

As at December 31, 2012
Available for sale financial asset Categorized as level 1[1]
Available for sale financial asset	Available for sale	945	945

No derivative financial instruments currently exist.

1. Level 1: fair values are derived from quoted market prices for identical assets from an active market for which an entity has immediate access.

Estimation of fair values

Trade and other receivables, trade and other payables, cash and cash equivalents, bank overdrafts loans to and from related parties

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments or their interest bearing nature.

Long-term and short-term borrowings

The carrying amount is a reasonable estimate of the fair value because of the short maturity of such instruments, interest bearing nature, and other terms of the agreement.

24.	CASH FLOW FROM OPERATING ACTIVITIES

($000)	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Profit/(loss) before income taxation	204,778	52,828	(3,756)
Adjustments for:
Interest received	(4,349)	(3,966)	(1,448)
Finance cost	4,750	1,136	14
Share of profits of equity accounted joint venture	(155)	(136)	(54)
Depreciation	139,698	21,542	6,808
Capitalized depreciation	-	(6,679)	(4,587)
Unwinding of rehabilitation provision	205	116	-
	344,927	64,841	(3,023)
Effects of changes in operating working capital items
Receivables	(30,848)	(74,830)	(76,770)
Inventories	(21,920)	(106,670)	(5,023)
Trade and other payables	37,485	45,434	43,987
Cash generated by/(used in) operations	329,644	(71,225)	(40,829)

Non-cash items include a finance lease liability movement of $3.2 million (2013: $4.7 million) (2012: $59.1 million), finance lease assets movement of $8.2 million (2013: $4.3 million) (2012: 58.1 million) and changes in rehabilitation provision estimates of $7.1 million (2013: $3.4 million) (2012: $4.7 million).

25.	COMMITMENTS AND CONTINGENT LIABILITIES

Capital expenditure contracted for at statement of financial position date but not yet incurred is:

	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Property, plant and equipment	35,872	32,931	241,801

26.	INVESTMENT IN JOINT VENTURE

Set out below is the summarized financial information for KAS which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations)

($000)	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Summarized statement of financial position
Current
Cash and cash equivalents	789	5,512	-
Other current assets (excluding cash)	2,128	3,163	-
Total current assets	2,917	8,675	-
Other current liabilities (including trade payables)	(2,452)	(15,445)	(1,880)
Total current liabilities	(2,452)	(15,445)	(1,880)
Non-current
Assets	61,715	58,184	51,880
Financial liabilities	(62,140)	(51,383)	(49,893)
Other liabilities	-	-	-
Total non-current liabilities	(62,140)	(51,383)	(49,893)
Net assets	40	30	107

Summarized statement of comprehensive income
Operating loss	-	-	(5)
Depreciation and amortization	-	-	-
Interest income	4,733	4,500	1,800
Interest expense	(4,423)	(4,227)	(1,688)
Profit before tax	310	273	107
Income tax	-	-	-
Post-tax profit	310	273	107
Other comprehensive income	-	-	-
Total comprehensive income	310	273	107
Dividends received from joint venture	300	350	-
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in the KAS joint venture Opening net assets January 1	30	107	-
Profit for the period	310	273	107
Dividends received	(300)	(350)	-
Closing Net assets	40	30	107
Interest in joint venture at 50.1%	20	15	54
Funding classified as long-term debt by joint venture recorded in ‘other investments in joint ventures’	31,516	29,076	27,237
Carrying value	31,536	29,091	27,291

The loan to KAS bears interest at 8% and has no fixed repayment terms. Joint control is provided through a joint venture agreement.

27.	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

Related parties	Nature of relationship
Randgold	Ultimate Joint Venture partner
AngloGold Ashanti	Ultimate Joint Venture partner
AngloGold Ashanti Holdings plc	Joint Venture partner
Randgold Resources (Kibali) Limited	Joint Venture partner
Randgold Resources Congo SPRL	Entity under common control (subsidiary of Randgold)
Société des Mines de Loulo SA	Entity under common control (subsidiary of Randgold)
Société des Mines de Tongon SA	Entity under common control (subsidiary of Randgold)
Rand Refinery (Pty) Limited	Associate of AngloGold Ashanti
SOKIMO	Government interest in Kibali
KAS	Joint Venture
Isiro (Jersey) Limited	Joint Venture of Randgold
KGL Isiro SARL	Subsidiary of Isiro (Jersey) Limited

($000)	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Related party transactions
Management fee paid to Randgold Resources Limited	4,232	4,172	4,116
Gold sales to Rand Refinery (Pty) Limited	650,283	109,229	-
Interest received from SOKIMO	1,118	925	416
Shareholders interest received from KAS 1 Limited	2,222	2,113	845
Interest incurred to KAS on the finance lease liability	4,711	4,495	1,825
Amounts included in trade and other receivables owing by related parties
Rand Refinery (Pty) Ltd	11,621	17,006	-
Loan to SOKIMO	14,814	13,696	10,619
Loan to Randgold Resources Congo SPRL	340	-	-
Loan to Randgold Resources Limited	137	267	-
Loan to KGL Isiro SARL	2,316	214	-
Amounts included in other investment in joint venture owing by related parties
Loan to KAS 1 Limited	31,516	29,076	27,237
Amounts included in loans and borrowings owing to and from related parties
Loan from Randgold Resources Limited	(2,192)	(1,080)	(6,589)
Finance lease liability with KAS 1 Limited	(60,940)	(57,749)	(59,094)
Loan from Société des Mines de Loulo SA	-	(23)	-
Loan from Société des Mines de Tongon SA	-	(178)	-

SOKIMO has a 10% interest in the company Kibali, a subsidiary of the group.

It is the obligation of the joint venture parties, Randgold and AngloGold Ashanti (ultimate joint venture partners) to fund Kibali for operating costs, capital costs and other costs in proportion to their respective percentage interests in Kibali. These costs are in accordance with the Kibali Joint Venture Agreement.

The finance lease liability due to KAS 1 Limited is in respect of the equipment which has been transferred to the group under an installment sale agreement. Kibali (Jersey) Limited has a 50.1% shareholding in KAS 1 Limited.

Refer to notes 11 and 17 for the details of loans to and from related parties.

28.	SUBSIDIARIES AND TRANSACTIONS WITH NON-CONTROLLING INTERESTS

The consolidated financial statements include the accounts of the company and all of its subsidiaries and jointly controlled entities at December 31, 2014. There has been no change from the prior financial year ended December 31, 2013 (2012: none). The parent company, the principal subsidiaries and their interests are:

		% of interest	Country of incorporation and residence
Company	Kibali (Jersey) Limited		Jersey
Subsidiary	Moto Goldmines Limited	100%	Canada
Subsidiary	Border Energy (Pty) Limited	100%	Australia
Subsidiary	Border Energy East Africa (Pty) Limited	100%	Uganda
Subsidiary	Moto (Jersey) 1 Limited	100%	Jersey
Subsidiary	Moto (Jersey) 2 Limited	100%	Jersey
Subsidiary	Kibali 2 (Jersey) Limited	100%	Jersey
Subsidiary	Kibali Coöperatief U.A.	100%	Netherland
Subsidiary	0858065 B.C. Limited	100%	Jersey
Subsidiary	Moto Goldmines Australia Pty Limited	100%	Australia
Subsidiary	Kibali Goldmines SA	90%	DRC
Jointly controlled entity	KAS 1 Limited	50.1%	Jersey

29.	SUBSEQUENT EVENTS

No significant subsequent events requiring disclosure or adjustment occurred.

30.	OTHER INFORMATION

The company is a private company limited by shares, incorporated in Jersey with its registered office at 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, JE2 4WJ, Channel Islands. The company’s principal activity is the operation of the Kibali gold mine in the DRC.

Schedule II – Valuation and Qualifying Accounts

	Balance at beginning of period	Charged to costs and expenses	Amounts written off as uncollectible	Unused amounts reversed	Balance at end of period
Year ended December 31, 2014
Valuation allowance for impaired receivables	-	-	-	-	-
Year ended December 31, 2013
Valuation allowance for impaired receivables	-	-	-	-	-
Year ended December 31, 2012

S-1