Form 20-F
period 2015-12-31
RANDGOLD RESOURCES LTD
filed 2016-03-31
CIK 1175580

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2015, the Registrant had outstanding 93,232,920 ordinary shares, par value $0.05 per share.

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

Albite:	A mineral within the Feldspar Group which is the sodium rich end member of the Albite-Anorthite Series. It is a common type of hydrothermal alteration.

Alteration:	The chemical change in a rock due to hydrothermal and other fluids.

Archaean:	A geological eon before 2.5 Ga.

Arsenopyrite:	An iron arsenic sulfide mineral.

Assay:	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

BCM:	A measure of volume representing a cubic meter of in-situ rock.

Birimian:	Geological time era, about 2.1 billion years ago.

Breccia:	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Cage:	The conveyance used to transport men and equipment between the surface and the mine levels.

Carbonate:	A mineral salt typically found in quartz veins and as a product of hydrothermal alteration of sedimentary rock.

Cemented Aggregate Fill (CAF):	A backfill method for filling open stopes that uses cement and rock aggregate.

Clastic:	Rocks built up of fragments of pre-existing rocks which have been produced by the processes of weathering and erosion.

Concentrate:	A fine, powdery product of the milling process containing a high percentage of valuable metal.

Cut-off grade:	The lowest grade of material that can be mined and processed considering all applicable costs, without incurring a loss or gaining a profit.

Cyanidation:	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving it in a weak cyanide solution. Carried out in tanks inside a mill or in heaps of ore outside.

Decline:	A sloping underground opening for machine access from level to level or from surface, also called a ramp.

Development:	Underground work carried out for the purpose of opening up a mineral deposit which includes shaft sinking, crosscutting, drifting and raising.

Diamond Drilling (DDH):	A rotary type of rock drilling that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter.

Dilution (mining):	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

Dip:	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

EEP:	Exclusive EP.

EP:	Exploration permit.

Exploration:	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Fault:	A break in the Earth’s crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Feasibility Study:	A comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Felsic:	A light colored igneous rock composed of quartz, feldspar and muscovite. Also a term used to describe light-colored rocks containing feldspar, feldspathoids and silica.

Feldspar:	An alumino-silicate mineral.

g/t:	Grams of gold per metric tonne.

Gabbro:	A dark, coarse-grained igneous rock.

Gneiss:	A coarse-grained, foliated rock produced by metamorphism.

Gold sales:	Represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of such contracts.

Grade:	The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per tonne of ore.

Granite:	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.

Greenstone belt:	An area underlain by metamorphosed volcanic and sedimentary rocks, usually in a continental shield.

Greywacke:	A dark gray, coarse grained, indurated sedimentary rock consisting essentially of quartz, feldspar, and fragments of other rock types.

Hangingwall:	The rock on the upper side of a vein or ore deposit.

Head grade:	The grade of the ore as delivered to the metallurgical plant.

Hematite:	An oxide of iron, and one of that metal’s most common ore minerals

Hydrothermal:	Relating to hot fluids circulating in the earth’s crust.

Kibalian:	A geological time era between 2.4 billion to 2.8 billion years before the present.

Lode:	A portion of a mineral deposit in solid rock.

Logging:	The process of recording geological observations of drill core either on paper or on computer disk.

Lower proterozoic:	Era of geological time between 2.5 billion and 1.8 billion years before the present.

Magnetite:	Black, magnetic iron ore, an iron oxide.

Measures:	Conversion factors from metric units to US units are provided below:

Metric Unit		US Equivalent

1 tonne	= 1 t	1.10231 tons
1 gram	= 1 g	0.03215 ounces
1 gram per ton	= 1 g/t	0.02917 ounces per ton
1 kilogram per ton	= 1 kg/t	29.16642 ounces per ton
1 kilometer	= 1 km	0.621371 miles
1 meter	= 1 m	3.28084 feet
1 centimeter	= 1 cm	0.3937 inches
1 millimeter	= 1 mm	0.03937 inches
1 square kilometer	= 1 sq km	0.3861 square miles

Mill delivered tonnes:	A quantity, expressed in tonnes, of ore delivered to the metallurgical plant.

Milling/mill:	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore/a revolving drum used for the grinding of ores in preparation for treatment.

Mineable:	That portion of a mineralized deposit for which extraction is technically and economically feasible.

Mineralization:	The presence of a target mineral in a mass of host rock.

Mineralized material:	A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. A deposit of mineralized material does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Moz:	Million troy ounces.

Mt:	Million metric tonnes.

Open pit:	A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

Ore:	A mixture of ore minerals and gangue from which at least one of the metals can be extracted at a profit.

Orebody:	A natural concentration of valuable material that can be extracted and sold at a profit.

Ounce:	One troy ounce, which equals 31.10348 grams.

Outcrop:	An exposure of rock or mineral deposit that can be seen on surface that is, not covered by soil or water.

Paste Backfill:	A backfill method for filling open stopes that uses cement and tailings material.

Prefeasibility Study:	A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic, social and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral material may be classified as a mineral reserve.

Probable reserves:	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Prospect:	An area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

Proven reserves:	Reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Pyrite:	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold”.

Pyrrhotite:	A bronze-colored, magnetic iron sulphide mineral.

Quartz:	A mineral compound of silicon and oxygen.

Quartzite:	Metamorphic rock with interlocking quartz grains displaying a mosaic texture.

Reconnaissance:	A preliminary survey of ground.

Refining:	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

Rehabilitation:	The process of restoring mined land to a condition approximating its original state.

Reserve:	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

RP:	Reconnaissance Permit.

Sampling:	Selecting a fractional but representative sample for analysis.

Satellite deposit:	A smaller subsidiary deposit proximal to a main deposit.

Sedimentary:	Pertaining to or containing sediment. Used in reference to rocks which are derived from weathering and are deposited by natural agents, such as air, water and ice.

Shaft:	A vertical or inclined excavation in rock for the purpose of providing access to an orebody. Usually equipped with a hoist at the top, which lowers and raises a conveyance for handling ore, workers or materials.

Shear zone:	A zone in which shearing has occurred on a large scale.

Silica:	Silicon dioxide. Quartz is a common example.

Slag:	The vitreous mass separated from the fused metals in the smelting process.

Stockpile:	Broken ore heaped on surface, pending treatment.

Stope:	An excavation in a mine from which ore is, or has been, extracted.

Strike length:	The direction and length of a geological plane.

Stripping:	The process of removing overburden to expose ore.

Sulfide:	A mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite or iron sulfide. Also a zone in which sulfide minerals occur.

Sump:	An excavation where water accumulates before being pumped to surface.

Tailings:	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

Tonnage:	Quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Tonne:	One tonne is equal to 1,000 kilograms (also known as a “metric” ton).

Total cash costs:	Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties.

Trend:	The direction, in the horizontal plane, of a linear geological feature, such as an ore zone, or a group of orebodies measured from true north.

Vein:	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

Volcaniclastic:	Where volcanic derived material has been transported and reworked through mechanical processes.

Volcanisedimentary:	Where volcanic and sedimentary material have been transported and reworked through mechanical processes.

Waste:	Rock mined with an insufficient gold content to justify processing.

Weathered or weathering:	Rock broken down by surface elements of temperature and water.

Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “PART I. Item 3. Key Information—D. Risk Factors” in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the U.S. Securities and Exchange Commission, or SEC.

We are incorporated under the laws of Jersey, Channel Islands with the majority of our operations located in West and Central Africa. Our books of account are maintained in US dollars and our annual and interim financial statements are prepared on a historical cost basis, except as otherwise required under International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS), and in accordance with IFRS. IFRS differs in significant respects from generally accepted accounting principles in the United States, or US GAAP. This Annual Report includes our audited consolidated financial statements prepared in accordance with IFRS. The financial information included in this Annual Report has been prepared in accordance with IFRS and, except where otherwise indicated, is presented in US dollars. For a definition of cash costs and other non-GAAP information, please see “PART I. Item 3. Key Information—A. Selected Financial Data.”

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. SELECTED FINANCIAL DATA

The following selected historical consolidated financial data has been derived from, and should be read in conjunction with, the more detailed information and financial statements, including our audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 and as at December 31, 2015 and December 31, 2014, which appear elsewhere in this Annual Report. The historical consolidated financial data as at December 31, 2013, 2012 and 2011, and for the years ended December 31, 2012 and 2011 have been derived from our audited consolidated financial statements not included in this Annual Report.

The financial data have been prepared in accordance with IFRS, unless otherwise noted.

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
$000:
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME DATA:
Amounts in accordance with IFRS unless otherwise stated
Revenues	1,001,420	1,086,756	1,137,690	1,183,127	970,315
Profit from operations[1]	187,774	281,267	354,699	505,845	429,908
Share of profits of equity accounted joint ventures	77,303	75,942	54, 257	40, 927	44,119
Net profit attributable to owners of the parent	188,677	234,974	278,382	431,801	383,860
Basic earnings per share ($)	2.03	2.54	3.02	4.70	4.20
Diluted earnings per share ($)	2.01	2.51	2.98	4.65	4.16
Weighted average number of shares used in computation of basic earnings per share	93,093,692	92,603,191	92,213,511	91,911,444	91,337,712
Weighted average number of shares used in computation of fully diluted earnings per share	93,093,803	93,513,661	93,346,109	92,824,926	92,276,517
Dividends declared per share[2]	0.60	0.50	0.50	0.40	0.20
Other data
Total cash costs ($ per ounce sold) [3]	679	698	715	735	688

[1]	Profit from operations is calculated as profit before income tax under IFRS, excluding net finance income/(costs) and share of profits of equity accounted joint ventures. Profit from operations all arises from continuing operations.
[2]	Dividend distribution to the company’s shareholders is recognized as a liability in the group’s financial statements in the period in which the dividends are approved by the board of directors and declared to shareholders.
[3]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” below.

Following the introduction and adoption of IFRS 11 Joint arrangements in 2013, the group changed its accounting policy on joint ventures from January 1, 2013 with prior periods 2011 and 2012 restated accordingly (refer to the 2013 Annual Report on Form 20-F).

	At December 31, 2015	At December 31, 2014	At December 31, 2013	At December 31, 2012	At December 31, 2011
$000:
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AMOUNTS:
Amounts in accordance with IFRS
Total assets	3,737,320	3,533,083	3,376,513	3,008,891	2,477,267
Share capital	4,662	4,634	4,612	4,603	4,587
Share premium	1,493,781	1,450,984	1,423,513	1,409,144	1,386,939
Retained earnings	1,708,151	1,575,518	1,386,518	1,154,273	759,209
Other reserves	67,005	67,254	64,398	50,994	40,531
Equity attributable to the owners of the parent	3,273,599	3,098,090	2,879,041	2,619,014	2,191,266

Non-GAAP information

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

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Total cash costs and cash per ounce also include our share of equity accounted joint ventures’ total cash costs and cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortization would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented. Total cash operating costs and cash operating cost per ounce include our share of joint ventures’ total operating cash costs and operating cash cost per ounce.

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

The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out below.

$000:	Year Ended December 31, 2015		Year Ended December 31, 2014		Year Ended December 31, 2013		Year Ended December 31, 2012		Year Ended December 31, 2011
Gold Sales
Gold sales per IFRS	1,001,420		1,086,756		1,137,690		1,183,127		970,315
Gold sales adjustment for joint ventures	393,469		348,117		129,022		134,703		156,771
Gold sales[2]	1,394,889		1,434,873		1,266,712		1,317,830		1,127,086
Costs
Mine production costs	498,779	[3]	525,909	[3]	538,892	[3]	441,049	[3]	339,927	[3]
Depreciation and amortization	150,902		146,762		130,638		117,991		65,562
Other mining and processing costs	60,007		64,762		61,319		75,770		62,758
Cash cost adjustment for joint ventures	195,105		169,260		49,055		50,511		69,532
Depreciation and amortization adjustment for joint ventures	105,677		86,183		19,322		13,750		16,498
Royalties	51,673		56,490		58,415		59,710		44,414
Movement in production inventory and ore stockpiles	17,109		24,665		(49,730)		(43,716)		(21,907)

$000:	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Total cost of producing gold	1,079,252	1,024,701	807,911	715,065	576,784
Less: Non-cash costs included in total cost of producing gold: Depreciation and amortization under IFRS	(150,902)	(146,762)	(130,638)	(117,991)	(65,562)
Less: Non-cash costs included in total cost of producing gold: Depreciation and amortization for joint ventures	(105,677)	(86,183)	(19,322)	(13,750)	(16,498)
Total cash costs using the Gold Institute’s guidance[2]	822,673	791,756	657,951	583,324	494,724
Ounces sold[1]	1,210,844	1,134,941	920,248	793,852	718,762
Total cost of producing gold per ounce ($ per ounce)	891	903	878	901	802
Total cash costs per ounce ($ per ounce) [2]	679	698	715	735	688

[1]	40% share of Morila, 45% share of Kibali and 100% share of Loulo, Tongon and Gounkoto
[2]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures.
[3]	Comparative figures for 2013, 2012 and 2011 excluded transport and refining costs from mine production costs and disclosed such costs separately. Given its immateriality, it has been included in mine production costs in 2014 and 2015. Transport and refining costs total $2.9 million for 2015 (2014:$3.0 million; 2013:$2.7 million; 2012:$2.7 million; 2011: $2.4 million) and are now included in mine production costs.

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

	Price Per Ounce ($)
Year	High	Low	Average
2006	725	525	604
2007	841	608	695
2008	1,011	712	871
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,571
2012	1,792	1,540	1,669
2013	1,694	1,192	1,411
2014	1,385	1,142	1,266
2015	1,296	1,049	1,160
2016 (through February 29)	1,251	1,077	1,149

The market price of gold has been and continues to be significantly volatile. In 2015, there was a 8% reduction in the average gold price. If gold prices should fall below and remain below our cost of production for any sustained period we may experience losses, and if gold prices should fall below our cash costs of production we may be forced to re-plan and mine higher grade ore which will have a negative impact on our reserves and life of mine plans. Low gold prices for an extended period could result in us having to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover from any losses we may incur during that period and on our ability to maintain adequate reserves. Our total cash cost of production per ounce of gold sold was $679 in the year ended December 31, 2015, $698 in the year ended December 31, 2014 and $715 in the year ended December 31, 2013.

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

We are subject to risks associated with operating gold mines in Mali. In 2015, gold produced in Mali represented approximately 56% of our consolidated group gold production, including joint ventures. On March 21, 2012, Mali was subject to an attempted coup d’état that resulted in the suspension of the constitution, the partial closing of the borders and the general disruption of business activities in the country. The supply of consumables to our mines in Mali was temporarily interrupted as a result of the political situation. The borders were reopened shortly after these events and an interim government was installed within a month. In January 2013, following military conflicts with terrorist insurgents, the Malian State requested the assistance of the French Government to assist the Malian army to repel the insurgents who had been occupying parts of the north of the country and beginning to move towards the southern part of the country. During 2013, French and other foreign troops occupied the northern part of the country to assist the Malian State in maintaining control of this region and presidential and parliamentary elections took place during the middle of 2013. During 2015, a number of attacks by insurgents took place. Although we have continued to produce and sell gold throughout this period, there can be no assurance that the political or security situation will not disrupt our ability to continue gold production, or our ability to sell and ship our gold from our mines in Mali. Furthermore, there can be no assurance that the political and security situation in Mali will not have a material adverse effect on our operations and financial condition.

Our business and results of operations may be adversely affected if the State of Mali and the State of Democratic Republic of Congo (DRC) fail to repay Value Added Tax (TVA), owing to the Loulo, Morila, Gounkoto and Kibali mines.

Our mining companies operating in Mali are exonerated by their Establishment Conventions from paying TVA for the three years following first commercial production. After that, TVA is payable and reimbursable. During

2013, 2014 and 2015 Loulo and Morila has offset TVA reimbursements it was owed against corporate and other taxes payable to the State of Mali under the terms of its legally binding mining conventions. At December 31, 2013, TVA owed by the State of Mali to Loulo stood at $115.6 million. This amount decreased to $91.3 million at December 31, 2014 and to $85.7 million at December 31, 2015. As of December 31, 2013, December 31, 2014 and December 31, 2015, TVA owed by the State of Mali to Morila amounted to $4.4 million (our 40%), $10.5 million (our 40%) and $6.3 million (our 40%), respectively. As of December 31, 2013, December 31, 2014 and December 31, 2015, TVA refunds of $10.7 million, $14.5 million and $17.2 million, respectively, remained owing to Gounkoto by the State of Mali.

By December 31, 2013, December 31, 2014 and December 31, 2015, TVA owing to Kibali by the DRC State amounted to $36.4 million (our 45%), $50.5 million (our 45%) and $61.8 million (our 45%), respectively. Kibali has received TVA refunds during the year, but the process has been slower than set out by law, due to additional administrative requirements imposed by the relevant State departments.

Our business, cash flow and results of operations will be adversely affected to the extent the TVA amounts owing to the group are not paid.

Our business may be adversely affected if we fail to resolve disputed tax claims with the State of Mali.

As at December 31, 2015, the group is in receipt of claims for various taxes from the State of Mali totaling $280.0 million, in particular with respect to the Loulo, Gounkoto and Morila mines. The claims have decreased by $33.0 million during the year, substantially representing foreign exchange movements. Having taken professional advice, the group considers the material claims to be without foundation and remote and is strongly defending its position, including following the appropriate legal process for such disputes in Mali. Loulo, Gounkoto and Morila have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable for the companies and allow for international arbitration in the event that a dispute cannot be resolved in the country. Accordingly, no provision has been made for the material claims. On November 25, 2013, Loulo instigated arbitration proceedings against the State of Mali pursuant to the terms of Loulo’s Establishment Convention at the International Center for Settlement of Investment Disputes in respect of $57.0 million of the tax claims. The arbitration process is ongoing. The outcome of the process is expected to be concluded during 2016. Management continues to engage with the Malian authorities at the highest level to resolve this issue and the other unresolved tax claims. However, it may be necessary to instigate additional arbitration proceedings to resolve these disputes. If for any reason these disputed tax claims become due and payable the results of Morila, Gounkoto and Loulo’s operations and financial position would be adversely affected, as would their ability to pay dividends to their shareholders. Accordingly, our business, cash flows and financial condition will be adversely affected if anticipated dividends are not paid.

Changes in mining legislation can have significant effects on our operations.

While we have entered into binding mining conventions with the governments of Côte d’Ivoire, Mali and Senegal, in the DRC our Kibali mine operates under the DRC Mining Convention and not under a mining convention. Changes in mining legislation in the countries in which we operate could have significant adverse effects on our results of operations. In addition, changes in mining legislation may discourage future investments in these jurisdictions, which may have an adverse impact on our ability to develop new mines and reduce future growth opportunities. Among the jurisdictions in which we currently have major operations, there are several proposed or recently adopted changes in mining legislation that could materially affect us. The governments in these jurisdictions may require us to renegotiate our mining conventions. If so, there can be no assurance that the outcome of our negotiations will not have a material adverse impact on our financial condition or operational results.

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

The profitability of our operations and the cash flows generated by these operations are significantly affected by the fluctuations in the price, cost and supply of fuel and other inputs, and we would be adversely affected by future increases in the prices of fuel and other inputs or a disruption in our supply chain.

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

During 2015, the average price of our landed fuel was lower than 2014. In the year ended December 31, 2015, the cost of fuel and other power generation costs comprised approximately 18% of our operating costs (2014: 23%; 2013: 20%).

While we do not currently anticipate a significant reduction in fuel availability, factors beyond our control make it impossible to predict the future availability of fuel. We are not parties to any agreements that protect us against price increases or guarantee the availability of fuel. Extended disruptions to our supply chain would have a material impact on the mines’ ability to operate. Major reductions in the availability of fuel or significant increases in its cost for a significant period of time, would adversely affect our results of operations and profitability.

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

Mining contractors are used at Tongon, Gounkoto, Kibali and Morila to mine and deliver ore to processing plants and at Kibali to develop the underground mine. As a result of our use of mining contractors, our operations are subject to a number of risks, some of which are outside our control, including:

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

At Massawa (Senegal), a technical and financial study was completed on the open pit enabling us to declare mineral reserves in 2010. In 2012 it was decided to focus on understanding the geological and metallurgical controls of the project. The current plan is to progress the Massawa project review and update the feasibility study in 2016. There can be no assurance that the Massawa project will ultimately result in a new commercial mining operation, or that such new commercial mining operations would be successful.

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

Moreover, the northeast region of the DRC has undergone civil unrest and instability that could have an impact on political, social or economic conditions in the DRC generally. There has been turmoil in the Eastern DRC, to the south of Kibali, following the defeat of the M23 rebel group in late 2013. A sufficient level of stability must be maintained in order for us to continue to operate the Kibali mine. The impact of unrest and instability on political, social or economic conditions in the DRC could result in the impairment of the exploration, development and operations at the Kibali mine.

Some of our operations are carried out in geographical areas which lack adequate infrastructure.

Mining, processing, development and exploration activities depend, in some part, on adequate infrastructure. Reliable roads, power sources and water supply are important factors which affect our operating costs. A lack of infrastructure or varying weather phenomena, sabotage, terrorism or other interferences in the maintenance or provision of such infrastructure could affect our operations and financial condition.

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

During 2012, the Tongon mine was plagued by a series of operational challenges, including underperformance in the mining of the open pit as the mine struggled to manage the transition from softer oxide material to fresh rock. In 2015 the mine experienced frequent outages of grid power which disrupted the processing plant. Additionally, during December 2012 there was a fire in the milling circuits which resulted in both mills being offline for one week followed by lower throughput and recoveries. These issues led to gold production at Tongon missing its target by 26%. The plant was restored to full production by the end of January 2013 and the power problems were addressed during 2013. The mine continued to experience problems with recovery in 2013 and 2014 which contributed to Tongon missing its production target by 17% in 2013 and 13% in 2014, as well as issues associated with the crushing circuit, which required certain of the installed crushers to be replaced in 2014.

The mine continued to engineer out key process deficiencies and improve operator skills and plant maintenance in 2015, and missed its production target by 7%. Upgrades to the crushing circuits at the mine are forecasted for completion in the first quarter of 2016. In the third quarter of 2015, production was impacted by flooding of the decline after pump failures following a particularly heavy rainy period. This impacted the mine’s ability to deliver the higher grade ore feed that had been planned for the quarter.

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

The credit and capital markets in respect of the commodity sector experienced serious deterioration in 2015, and the conditions in these markets have continued to be difficult since then and may continue to be difficult in the future, which could have an impact on the availability and terms of credit and capital in the near term. The deteriorating financial condition of certain government authorities has significantly increased the potential for sovereign defaults in a number of jurisdictions, including within the European Union. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on our ability to raise capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and results of operations. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, inflation, fuel and energy costs, lack of available credit, the state of the financial markets, interest rates and tax rates may affect our growth and profitability.

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

We have been subject to risks associated with operating the Tongon mine in Côte d’Ivoire. Côte d’Ivoire has in prior years experienced political disruptions, including an attempted coup d’état and civil war. There can be no assurance that similar events may not occur in the future which would have a material adverse effect on our gold production and financial results. Our operations and financial conditions could be impacted by future political and economic instabilities.

The Ebola virus poses a risk to our operations.

In 2014 and 2015, Ebola virus cases were identified in Mali and Senegal along with epidemics in neighboring countries which have now been largely contained. We formed a crisis management team to spearhead a major campaign to safeguard our employees and host communities. If the incidence of the Ebola virus re-emerges and spreads, it could pose risks to us in terms of potentially reduced productivity and increased medical and insurance costs. An Ebola virus outbreak could cause the closing of borders of the countries in which we operate, or neighboring countries, which poses a risk in operation of our supply chain.

We may not pay dividends to shareholders in the future.

We paid our ninth dividend to ordinary shareholders in 2015. It is our policy to pay dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors, including capital expenditure. We cannot guarantee that dividends will be paid in the future.

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

Item 4. Information on the Company

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Randgold Resources Limited was incorporated under the laws of Jersey, Channel Islands in August 1995, to engage in the exploration and development of gold deposits in Sub-Saharan Africa. Our principal executive offices are located at 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ Channel Islands and our telephone number is (011 44) 1534,735-333. Our agent in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

We discovered the Morila deposit during December 1996 and we subsequently financed, built and commissioned the Morila mine.

During July 2000, we concluded the sale of 50% of our interest in Morila Limited (and also a shareholder loan made by us to Morila Limited) to AngloGold Ashanti for $132.0 million in cash.

We have an 80% controlling interest in Loulo through a series of transactions culminating in April 2001. In February 2004, we announced that we would develop a new mine at Loulo in western Mali. The Loulo mine commenced operations in October 2005 and mines the Gara (formerly Loulo 0) and Yalea deposits. In addition, the board agreed to proceed with the development of the underground mine and, after the award of the development contract, work commenced with the construction of the boxcut at the Yalea mine in August 2006. We accessed first ore at Yalea in April 2008 with full production beginning in 2010. We commenced development of Loulo’s second underground mine, Gara, and started mining in 2011. We discovered the Yalea deposit in 1997.

We have an 80% controlling interest in Gounkoto, which owns the Gounkoto mine. The Gounkoto mine commenced mining in January 2011 and processes its ore by way of a toll treatment agreement with the Loulo mine, in June 2011.

We have an 89% controlling interest in Tongon, which owns the Tongon mine. The Tongon mine commenced mining in April 2010 and first gold was produced in 2010.

In April 2004, Resolute Mining Limited, or Resolute, acquired the Syama mine from us. The agreement entered into in June 2004 between the parties provides for the payment of a production royalty by Resolute to us relating to Syama’s production equal to $10/oz on the first million ounces produced by Syama and $5/oz on the next 3Moz produced by Syama. This royalty payment is capped at $25.0 million. We received our first royalties in 2009. During 2015, quarterly royalty payments were received from Resolute throughout the year.

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

Principal Capital Expenditure

Capital expenditure incurred for the year ended December 31, 2015 totaled $216.0 million compared to $179.3 million for the year ended December 31, 2014, and $303.1 million for the year ended December 31, 2013. Significant capital expenditure is forecasted to be incurred across the group during 2016 to support the planned continued growth in production, especially at Kibali, of approximately $80 million (45% of the project), and the ongoing development of the underground mines at Loulo, where total capital at the Loulo-Gounkoto complex is forecast at $141 million. Capital at Tongon, including completion of the crusher expansion, is estimated at $10 million, and $1 million will be spent at Morila (40% of the project), with Massawa capital expenditure estimated at $6 million. Consequently, total group capital expenditure for 2016 is expected to be approximately $240 million (including attributable share of joint ventures). The capital expenditure is projected to be financed out of internal funds.

B. BUSINESS OVERVIEW

Overview

We engage in gold mining, exploration and related activities. Our activities are focused on West and Central Africa, some of the most promising areas for gold discovery in the world. In Mali, we have an 80% controlling interest in the Loulo mine through Loulo. The Loulo mine is currently mining from two underground mines. We also have an 80% controlling interest in the Gounkoto mine through Gounkoto. We own 50% of Morila Limited, which in turn owns 80% of Morila, the owner of the Morila mine in Mali. In addition, we own an effective 89% controlling interest in the Tongon mine located in the neighboring country of Côte d’Ivoire, which was commissioned in November 2010. We also own an effective 83.25% controlling interest in the Massawa project in Senegal where we completed a technical and financial study in December 2009. In 2009, we acquired an effective 45% interest in the Kibali mine, which is located in the DRC. Since that time we have updated the feasibility study and constructed the mine such that we commissioned the first mill stream in 2013 and commissioned the second mill stream in 2014. We also have exploration permits and licenses covering substantial areas in Côte d’Ivoire, DRC, Mali, and Senegal. At December 31, 2015, we declared proven and probable reserves of 15Moz attributable to our percentage ownership interests in Loulo, Morila, Tongon, Gounkoto, Massawa and Kibali.

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

Loulo

In February 2004, we announced that we would develop a new mine at Loulo in western Mali. In 2005, we commenced open pit mining operations at the Gara and Yalea pits. In 2010, an application was made to split the Loulo and Gounkoto permits. In 2011 mining ceased in the Gara open pit. In 2015, its tenth year of production, the Loulo mine produced 350,604 oz of gold at a total cash cost of $739/oz. We currently anticipate that mining at Loulo will continue through 2028.

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

In January 2011, mining commenced at Gounkoto. In June 2011, the Loulo plant started to treat Gounkoto ore. 2012 represented the first full year of production for Gounkoto. During 2015 a total of 1.97Mt of Gounkoto ore at a grade of 4.9g/t was fed to the Loulo plant and 279,563oz were produced at a total cash cost of $594/oz. We currently anticipate that mining at Gounkoto will continue through 2025.

The underground feasibility study on Gounkoto was successfully completed at the end of 2014 and updated in 2015. A trade-off study between a large open pit option and the current underground project is expected to be completed by the end of the year.

The focus of exploration at Gounkoto is to continue to explore and discover additional orebodies within the Gounkoto permit.

Morila

In 1996, we discovered the Morila deposit, which we financed and developed and was our major gold producing asset through 2009. Morila’s total production for 2015 was 122,374oz at a cash cost of $674/oz. Consistent with the mine plan, Morila ceased open pit mining in April 2009 and is currently processing mineralized waste and preparing to process TSF material. During 2010 a study of the reprocessing of the Morila Tailings Storage Facility (TSF) was completed and in 2011 a feasibility study on the viability of treating the TSF material, marginal ore and mineralized waste stockpiles was completed and approved by the board in January 2012. During 2012, a feasibility study on the viability of the Pit 4S pushback was completed, and approved by the board in January 2013. Closure of the operation was originally scheduled for 2013, but, together with the Pit 4S pushback, which was completed in 2015, and the tailings treatment projects, processing of the marginal ore and mineralized waste should extend its life to 2019.

Tongon

The Tongon mine is located within the Nielle exploitation permit in the north of Côte d’Ivoire, approximately 55km south of the border with Mali.

We commenced construction of the Tongon mine at the end of 2008, and commissioned the first stream in the fourth quarter of 2010, with first gold production being recorded. We completed and commissioned the second stream including secondary and tertiary crushing circuit and the sulfide circuit of the processing plant in 2011. Tongon has two main pits, South Zone (SZ) and the smaller North Zone (NZ). In 2015, we produced 242,948oz at a total cash cost of $836/oz. The Tongon mine has a remaining mine life of 7 years (to 2021) but has the potential to extend this with nearby discoveries and satellite pits.

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

First gold production at the Kibali mine was recorded in the third quarter of 2013. In 2015, we produced 642,720oz at a total cash cost of $604/oz.

The Kibali mine is being developed in two phases. Phase 1, which includes the KCD open pit operation and processing plant, the mine infrastructure and the first of three hydropower stations was completed in December 2014. Phase 2 comprises the underground mine development and two additional hydropower stations. A key achievement in 2014 was the commissioning of the sulphide circuit and subsequent ramp up to design production level by the end of 2014. In 2015, the mine commenced processing underground ore from the decline development, while continuing to progress the construction of the vertical shaft which is expected to be completed in 2017. The mine is expected to operate through to 2031.

The focus of exploration at Kibali is to evaluate extension to the known deposits, especially KCD where mineralization has been confirmed.

Exploration

We are exploring in four African countries (Mali, Senegal, Côte d’Ivoire and the DRC) with a portfolio of 141 targets on 12,307km of ground holding, of these 99 are satellite targets located near existing operations while 42 are potential stand-alone operations. We target profitable gold deposits that have the potential to host mineable gold reserves. Our business strategy of organic growth through exploration has been validated by our discovery and development track record, including the Morila mine, Loulo mine, Gounkoto mine, Tongon mine and the Kibali mine and the Massawa discovery.

In 2015, the exploration focus was sustained on the priority areas: the MTZ in Senegal, the Senegal-Mali Shear in Mali, the Boundiali and Senefou belts in Côte d’Ivoire and the KZ Structure in NE DRC. The group’s portfolio of mineral rights was expanded through the acquisition of new permits as well as additional joint ventures.

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

ORE RESERVES

Only those reserves which qualify as proven and probable reserves for purposes of the SEC’s Industry Guide Number 7 are presented. Pit optimization is carried out at a gold price of $1,000/oz. Underground reserves are also based on a gold price of $1,000/oz.

The Morila, Loulo, and Tongon open pit ore reserves were calculated by Mr. Shaun Gillespie, an officer of the company and competent person. The Kibali open pit ore reserves were calculated by Mr. Nicholas Coomson, an officer of the company and competent person, while the underground ore reserves were calculated by Mr. Tim Peters, an external consultant and competent person. The Loulo underground ore reserves were calculated by Mr. Andrew Fox, an external consultant and competent person. The Gounkoto open pit ore reserves were calculated by Mr. Philemon Frimpong, an officer of the company, under the supervision of Mr. Shaun Gillespie, an officer of the company and competent person. The Gounkoto underground ore reserves were calculated by Mr. Tim Peters, an external consultant and competent person. Total reserves as of December 31, 2015 amounted to 194Mt at an average grade of 3.6g/t, for 23Moz of gold of which 15Moz are attributable to us.

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

The following table summarizes the declared reserves at our mines as of December 31, 2015:

	Proven Reserves			Probable Reserves			Total Reserves
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
Operation/Project[2]	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)

Morila[1]	-	-	-	15	0.6	0.3	15	0.6	0.3
Loulo[1]	8.6	4.5	1.2	23	4.7	3.4	32	4.6	4.7
Tongon[1]	8.2	2.3	0.6	18	2.4	1.4	26	2.4	2.0
Gounkoto[1]	4.1	3.1	0.4	16	5.2	2.7	20	4.8	3.1
Massawa[1]	-	-	-	21	3.1	2.0	21	3.1	2.0
Kibali[1]	4.0	1.8	0.2	76	4.3	10	80	4.1	11
Total	25	3.1	2.5	170	3.7	20	194	3.6	23

[1]	Our attributable share of Morila is 40%, Loulo 80%, Gounkoto 80%, Tongon 89%, Massawa 83.25% and Kibali
45%. The figures stated above represent the 100% values.
[2]	The reporting of ore reserves is in accordance with SEC Industry Guide 7. Open pit reserves are calculated at a weighted average cut off of 1.05g/t and within an $1,000/oz open pit designs. Underground reserves are reported at a weighted average cutoff of 2.51g/t, calculated at $1,000/oz gold price. Dilution and ore loss are incorporated into the calculation of reserves. Addition of individual line items may not sum to sub totals because numbers are reported to the second significant digit.

At Loulo, Gounkoto, Kibali and Massawa open pit reserves, a 10% mining dilution at zero grade and an ore loss of 3% has been incorporated into the estimates of reserves and are reported as mill delivered tonnes and head grades. At the Tongon project a dilution of 13% at zero grade and 2% ore loss, with selected portions of the pushback containing very narrow ore body, of 18% at zero grade and an ore loss of 12%, has been modelled for the Southern Zone and 10% dilution and 2% oreloss for the Northern Zone. Kibali underground dilution varies between 1% and 6.7% depending on stope design and ore loss of 3%. For Morila a 5% dilution has been applied to the TSF mining with 0% ore loss. Metallurgical recovery factors have not been applied to the reserve figures since these are the estimates of the material to be delivered to the mill. Operating costs, metallurgical recovery, royalties, dilution and ore loss factors are used to determine the cut-off grade at which to report ore reserves. The weighted average metallurgical recovery factors used are 57% for the Morila mine, 93.5% for the Loulo open pit material and 91.9% for Loulo underground material, 86% for the Tongon mine, 92% for the Gounkoto underground material, 89% for the Massawa open pit material and 88.2% for the Kibali mine.

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

The complex is owned 80% by us and 20% by the State of Mali. In 2010, an application was made to split the Loulo and Gounkoto permits, and a separate company was created for Gounkoto in December 2010 with the same corporate structure and shareholding as Loulo. A new mining convention, which dictates the fiscal and regulatory environment applicable to the mine, was negotiated with the State of Mali and signed in March 2012. The convention included an initial two year corporate tax holiday starting from the date of first production, and a further tax holiday, up to a maximum of five years in total, in the event of further investment such as an underground mine. It also includes royalties of 6% of revenues and a 10% priority dividend payment for the State of Mali.

In 2015, gold sales totaled $724.2 million for the year. Total royalties paid to the state amounted to $47.9 million and cash operating costs totaled $376.8 million, resulting in profit from mining activities of $298.4 million.

Gold production at the Loulo-Gounkoto complex was 630,167oz, 1% down on the prior year. The small decrease in production was due to a 4% decrease in head grade milled to 4.8g/t, offset by a 3% increase in tonnes processed, while the recoveries were in line with the prior year at 90.1%. Total cash costs per ounce were in line with the prior year at $675/oz and well contained, notwithstanding the lower production and head grade milled, aided by a lower fuel price and favorable euro/dollar exchange rate.

Gold sales of $724.2 million were 9% lower than the previous year due to the 9% drop in the average gold price received. Profit from mining activity (before interest, tax and depreciation) decreased by 20% to $298.4 million due to the lower sales.

Tonnes processed at 4,543kt for the year were 3% above 2014 despite a mill motor failure in the first quarter, a mill motor replacement in the third quarter and the integration of the paste plant with the processing plant. Further modifications including the launders installation at the CIL in 2016 is expected to boost throughput to 4,600kt for the year.

Production results for the 12 months ended December 31	2015	2014
MINING
Tones mined (000)	31,360	27,025
Ore tonnes mined (000)	4,513	4,539
MILLING
Tonnes processed (000)	4,543	4,396
Head grade milled (g/t)	4.8	5.0
Recovery (%)	90.1	90.2
Ounces produced	630,167	639,219
Ounces sold	630,627	631,124
Average price received ($/oz)	1,148	1,267
Cash operating costs[1] ($/oz)	606	597
Total cash costs[1] ($/oz)	675	672
Gold on hand at period end[2] ($000)	8,133	9,708
Profit from mining activity[1] ($000)	298,396	375,293
Gold sales[1] ($000)	724,167	799,718

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

Operations

Gold production at Loulo decreased by 8% to 350,604oz due to a 5% decrease in tonnes processed (2,570kt) and a 4% drop in head grade milled (4.7g/t). Notwithstanding the drop in production, total cash costs were contained at $739/oz, a 4% increase on the prior year. The grade was negatively impacted by a slower build-up in underground mining which delayed access to higher grade areas, in part due to the impact of the flooding in the third quarter as well as the transition to owner mining. There was a marked improvement in the latter half of the fourth quarter.

Gold sales of $406.6 million were lower than the previous year due to the 9% drop in the average gold price received. Profit from mining activity (before interest, tax and depreciation) decreased to $145.9 million for the year.

Capital expenditure for the year of $181.7 million included the development of Yalea and Gara underground mines as well as the acquisition of a new underground mining fleet as part of the transition from contract mining to owner mining. Expenditure also covered the replacement of ten aging Cat 3512B generators, as well the addition of a carbon regeneration kiln and upgrades to the gravity and elution circuits to increase the gold stripping capacity.

Work continues on the underground refrigeration plants, upgrading of the medium voltage distribution system as well as a new elution column and electrowinning section to expand the gold stripping capacity in the process plant.

Two additional medium speed generators are due to be installed in 2016 to provide the additional power requirements for the two new refrigeration plants at Yalea and Gara.

Mining and Production

During 2015, 16,642 development meters were completed and 2,460kt of ore at 5.57g/t was hoisted to surface. The improved backfill performance during 2015 had a positive impact on the availability of stopes, mining sequence and delivery of ore at both Yalea and Gara.

Loulo successfully transitioned from contract mining to owner mining in the last quarter of 2015. The transition included the implementation of remote control mining technologies at both Yalea and Gara. The automated loading guidance system is expected to reduce loader damage and increase productivity.

As part of its commitment to provide a productive, safe and healthy working environment, Loulo started the construction of two refrigeration and air-cooling plants for both underground mines. Given the hot and at times humid climate in Mali, and with the increasing depth of the mining levels, the refrigeration plants are designed to cool the ambient air to a wet bulb temperature of approximately 28°C at the working face.

Production results for the 12 months ended December 31	2015	2014
MINING
Tones mined (000)	2,598	2,819
Ore tonnes mined (000)	2,520	2,699
MILLING
Tonnes processed (000)	2,570	2,711
Head grade milled (g/t)	4.7	4.9
Recovery (%)	90.1	90.1
Ounces produced	350,604	382,263
Ounces sold	352,927	376,490
Average price received ($/oz)	1,152	1,264
Cash operating costs[1] ($/oz)	670	637
Total cash costs[1] ($/oz)	739	713
Gold on hand at period end[2] ($000)	3,678	6,922
Profit from mining activity[1] ($000)	145,875	207,496
Gold sales[1] ($000)	406,643	475,861

Randgold owns 80% of Loulo and the State of Mali 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Ore Reserves

Total ore reserves were marginally down year on year, as depletion of ore reserves was partially replenished from infill grade control drilling of the principal deposits.

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable Gold[2] (Moz)
at December 31	Category	2015	2014	2015	2014	2015	2014	2015	2014

ORE RESERVES[1]
■ Stockpiles	Proved	1.9	2.2	1.7	1.8	0.1	0.1	0.08	0.1
■ Open pits
■ Underground	Probable	5.3	4.2	3.4	2.5	0.6	0.3	0.5	0.3
	Proved	6.7	-	5.3	-	1.1	-	0.9	-
TOTAL ORE RESERVES	Probable	18	27	5.0	5.1	2.9	4.4	2.3	3.5
	Proved and probable	32	33	4.6	4.6	4.7	4.9	3.7	3.9

[1]	Open pit ore reserves are reported at a gold price of $1,000/oz and an average cut-off of 1.1g/t and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr. Shaun Gillespie, an officer of the company and competent person. Underground ore reserves are reported at a gold price of $1,000/oz and a cut-off of 2.6g/t for Yalea underground and 2.2g/t for Gara underground and includes dilution and ore loss factors. Underground ore reserves were calculated by Mr. Andrew Fox, an external consultant and competent person.

[2]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Loulo.

Processing, Plant and Engineering

Processing

A total of 4,543kt at 4.8g/t, which includes 1,973kt from Gounkoto, was treated and milled at the Loulo plant during the year, compared to 4,396kt at 5.0g/t in 2014. Further modifications in 2016, including the launders installation at the CIL, are expected to expand the throughput capability to 4.6Mtpa.

Overall gold recovery of 90.1% was in line with the prior year, while plant utilization of 92.3% increased from 91.7% in 2014. Gold recovery of plus 91.0% is being targeted for 2016 on the back of the upgrades to the gravity, elution and regeneration circuits, along with other improvement initiatives, including an upgrade to the Aachen reactors to increase oxygen availability in the CIL.

Loulo contributed 57% (23% Gara underground; 28% Yalea underground; 4% Yalea OC; 1% Gara OC) and Gounkoto 43% of the ore to the plant, almost in line with the 60:40 plan to balance the mines’ respective reserves.

Engineering and power supply

In the metallurgical plant the availability of the mills and crusher was 94.8% (2014: 93.2%) and 87.9% (2014: 88.9%) respectively.

Despite improvement in the mills’ runtime, availability was negatively impacted by the premature failure of the primary mill gearbox float bearing, power interruptions in the first quarter of 2015 and Mill 2 motor lube system failures. The crushing plant will be reconfigured in the second quarter of 2016 to add an additional tertiary crusher (currently three tertiary units are in operation) allowing a finer gap setting to deliver a finer crush product which will raise the milling throughput.

The power plant produced a total of 331.6GWh of electricity (2014: 287.7GWh), a 15% increase on the prior year. This reflects the additional underground demand, including increased usage of the paste backfill plants and primary ventilation upgrades.

The mine is currently busy with a power stability upgrade to the medium voltage switching system scheduled for completion by the end of 2016 and designed to enhance the efficiency and reticulation of its power. This will be followed by an advanced power management system upgrade during the first quarter of 2017. Ten medium speed generators, which are more efficient than high speed units, can now run on cheaper heavy fuel oil (HFO) which, together with the lower diesel price during the year, contributed to a significant improvement in power costs of $0.151/kWh against $0.246/kWh in 2014. This trend is expected to continue in 2016 given the favorable oil price and the addition of two HFO medium speed generators.

Exploration

Greenfields activity has refocused the exploration effort with an updated, project-wide geological interpretation utilizing all mapping, drilling, geochemical and geophysical datasets. This work has delivered 56 new areas of interest which have been ranked and prioritized. Several targets have been advanced with new geological models, including Baboto North, Yalea Ridge South, and the near surface mineralization potential at Gara South. Going forward, priority targets along regional scale structures such as the Far West structure and Yalea structure will be investigated further in 2016. A detailed summary of the exploration work completed during the year can be found in the section entitled “—Exploration Review.”

Health and Safety

Five lost time injury (LTI) cases were recorded during the year, representing a lost time injury frequency rate (LTIFR) of 0.87 per million hours worked compared to 0.62 in the previous year. However, the annual total injury frequency rate (TIFR) decreased from 10.76 per million hours worked in 2014 to 7.28, in 2015. A new safety management software system (Myosh) was installed during the year to assist in the management of the mines safety improvement projects. The mine retained its OHSAS 18001 certification.

1,274 malaria cases were treated during the year, an incidence rate of 44% which is a 32% increase on 2014. The mine is focusing on a program to reduce the incidence rate in 2016.

Overall, 2,358 Voluntary Counselling and Testing (VCT) cases were seen during the year with an HIV positivity rate of 1.8%. The rise in the number of VCT cases, compared to the previous year, is attributable to increased awareness of the disease following the activities of the local NGO, Soutoura. The organization partnered with the mine to focus on sensitizing employees and the community to the prevention of HIV/AIDS.

Following the declaration of the end of Ebola in West Africa on December 29, 2015, the temperature screening at mine sites has been discontinued, while the hand washing initiative and the infection control protocols have been maintained as best practice. Mali Ebola Private Sector Mobilization Group (EPSMG) has reviewed its agenda to include occupational health, HIV/AIDS and malaria management and meetings have been rescheduled to take place on a monthly basis.

Environment

The mine retained its environmental management system (EMS) certification for ISO 14001 following the surveillance audit during the year, while management reviews and inspections were also undertaken.

A water balance review was undertaken to assess water reticulation and to explore additional ways to save water as well as recycling opportunities. The TSF water recycling rate decreased to 70% against 78% in 2014. Actions were taken to consume more recycled water and by year end had started showing positive results with above 80% recycled.

During the year the sludge treatment plant at Gara was commissioned and, within one month of commissioning, the total suspended solids level in the discharge dropped from above 300-400mg/l to 16mg/l vs 30mg/l as per the legal requirement.

An action plan has been put in place to protect and enhance biodiversity onsite (BAP) of which 90% has been implemented. Fauna and flora awareness has increased and protected fauna species identified. During the year a fishing event was organized in the mine cofferdam with the local community; a total of 27kg of fish was harvested. In 2016, the mine plans to evaluate the opportunity to again assist with the Mali elephant project.

Further details are provided in the section entitled “—Social Responsibility and Environmental Sustainability.”

Human Resources and Industrial Relations

The operational labor complement at Loulo comprises 2,896 employees (including personnel employed by contractors and temporary laborers) in line with the prior year, of which 94% are Malians. The mine has seen an increase in employees following its transition to underground owner mining and a corresponding decrease in contractors. Notwithstanding this transition, the total number of expatriates at the mine has reduced by a further 7% due to the continuation of the localization program designed to promote employment of host country nationals.

Industrial relations were generally stable through most of the year, although a 72 hour strike was undertaken by Union Nationale des travailleurs du Mali (UNTM) affiliated employees in the third quarter of the year. The strike action did not affect production.

Loulo Manpower

	2015			2014
at December 31	Expats	Nationals	Total	Expats	Nationals	Total
Employees	153	1,775	1,928	68	877	945
Contractors	31	937	968	133	1,783	1,916
TOTAL	184	2,712	2,896	201	2,660	2,861

Community

We continue to engage actively with the community through monthly community development committee meetings and ad hoc meetings. The annual sustainability report of the company was presented to the local, regional and national authorities and the community at the beginning of this year. The CEO had constructive meetings with the chiefs of the different villages. It was decided to assist the community in constructing a hotel close to the Senegal-Mali border to provide additional economic activity in the region and to devise a bursary program for the local students. The mine, together with the community committee and the local authorities, is working to implement these projects this year.

GOUNKOTO

Mining at Gounkoto started in January 2011, although first ore was fed to the Loulo plant in June 2011 and 2012 represented the first full year of production from the mine. Total material mined during 2015 was 28.8Mt compared to 24.2Mt in 2014.

Operations

Gounkoto produced 279,563oz of gold, 9% more than in the previous year. Tonnes processed increased to 1,973kt while the head grade milled reduced by 8% to 4.9g/t. With the recovery in line with the prior year at 90.1%, and due to good cost control assisted by a lower fuel price, total cash costs decreased to $594/oz.

Gold sales of $317.5 million were lower than the previous year due to the 10% drop in the average gold price received, resulting in profit from mining activities (before interest, tax and depreciation) of $152.5 million. Capital expenditure totaled $2.7 million, most of which was related to the underground feasibility study and exploration.

During the year, Gounkoto paid a total of $51.9 million in dividends to its shareholders.

Mining and Production

A total of 28.8Mt was mined, including 2.0Mt of ore at an average grade of 4.9g/t, compared to 24.2Mt including 1.8Mt of ore at 4.4g/t in 2014. The increase in grade reflects the current improved grade profile in the pit.

A total of 1,973kt of ore was fed from Gounkoto to the Loulo plant at an average head grade of 4.9g/t compared to 1,686kt of ore at 5.3g/t in 2014.

The strip ratio was 13.4 in 2015 compared to 12.2 in 2014, slightly higher than the LoM strip ratio of 10.2, although in line with the plan which anticipated higher strip ratios in 2015 and again in 2016.

The Gounkoto main pit is scheduled to be mined until 2024, based on a revised mine plan that focuses on sustainable production over a ten year period and reducing lock-up of working capital within low grade stockpiles, thus maximizing cash flow. The Gounkoto pit will interface with mining from the Faraba satellite pit from 2022 through to 2024.

12 months ended December 31	2015	2014
MINING
Tones mined (000)	28,762	24,206
Ore tonnes mined (000)	1,992	1,841
MILLING
Tonnes processed (000)	1,973	1,686
Head grade milled (g/t)	4.9	5.3
Recovery (%)	90.1	90.2
Ounces produced	279,563	256,957
Ounces sold	277,700	254,634
Average price received ($/oz)	1,143	1,272
Cash operating costs[1] ($/oz)	526	537
Total cash costs[1] ($/oz)	594	613
Gold on hand at period end[2] ($000)	4,455	2,786
Profit from mining activity[1] ($000)	152,521	167,797
Gold sales[1] ($000)	317,524	323,857

Randgold owns 80% of Gounkoto and the State of Mali 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.
[2]	Gold on hand represents gold in doré at the mine multiplied by the prevailing spot gold price at the end of the period.

Ore Reserves

Drilling and updated modelling of the open pit reserves have resulted in the replenishment of reserves depleted during the year, while the update of the Gounkoto underground feasibility study has increased the underground reserve to 4.7Mt at 7.20g/t for 1.1 million probable ore reserve ounces. Total ore reserves for Gounkoto remain above 3Moz.

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable Gold[2] (Moz)
at December 31	Category	2015	2014	2015	2014	2015	2014	2015	2014

ORE RESERVES[1]
■ Stockpiles	Proved	1.9	1.7	1.9	1.9	0.1	0.1	0.09	0.08
■ Open Pits	Proved	2.2	2.7	4.2	4.9	0.3	0.4	0.2	0.3
	Probable	12	13	4.4	4.0	1.6	1.7	1.3	1.4
■ Underground	Probable	4.7	4.7	7.2	6.0	1.1	0.9	0.9	0.7
TOTAL ORE RESERVES	Proved and probable	20	22	4.8	4.4	3.1	3.2	2.5	2.5

[1]	Open pit ore reserves are reported at a gold price of $1,000/oz and 1.3g/t cut-off and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr. Shaun Gillespie, an officer of the company and competent person. Underground ore reserves are reported at a gold price of $1,000/oz and a cut-off of 3.0g/t and include dilution and ore loss factors. Underground ore reserves were calculated by Mr. Tim Peters, an external consultant and a competent person.
[2]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Gounkoto.

Gounkoto Underground Project

The underground feasibility has been updated on the back of a revised resource model which incorporates the drill results from 2015. Work on the portal in the south of the pit is planned to start in 2018 with access to ore anticipated in 2019. A ramp-up to steady state production is scheduled by 2020, as mining in the south of the pit comes to an end. The proposed mining method comprises longhole open stoping with backfill to support a 60 to 70ktpm operation over an eight year period.

An economic assessment on the financial viability of the Gounkoto project underground reserve has been carried out based on the parameters summarized below:

•	A flat gold price of $1,000/oz;

•	Total ore mined of 4.7Mt containing 1.07Moz of gold at an average grade of 7.2g/t;

•	Mining costs average $81/ore tonne delivered to the Gounkoto RoM pad;

•	Crushing and haulage costs average $5.90/t ore;

•	Mill throughput of an average of 585kt per year to be treated at the Loulo plant over eight years;

•	Plant processing costs at an average of $20.60/ore tonne milled;

•	G&A cost at $9.27/ore tonne processed over Life of Mine (LoM), including outside engineering costs; and

•	LoM capital of $156 million.

A financial model using a $1,000/oz gold price together with a 30% tax rate and a 6% royalty, produced a nine year project with a total after tax cash flow of $210 million and an internal rate of return of 35%.

The Gounkoto underground mine schedule is integrated into that of the Loulo-Gounkoto complex operational schedule which forecasts more than 600,000oz per year until 2025 on current reserves. This excludes further opportunities currently being explored to expand the resources at the three principal orebodies of Yalea, Gara and Gounkoto.

Underground Mine versus Superpit Trade-Off

Given the decrease in mining and processing costs as a result of lower fuel prices and mining contractor efficiency, a superpit option is being considered to optimize the mining of the remaining Gounkoto orebody at the end of the current pit. A full trade-off between the large open pit option and the current underground project is expected to be completed by the end of the year.

The larger pit design will be beneficial in extending the life of the open pit to 2023 which brings total cash flow forward and adds operational flexibility. It will also allow for the crown pillar in the underground design to be mined out and still provide an opportunity to mine the remaining underground reserves, accessed from the deeper pit.

Exploration

Newly identified geological controls to high grade mineralization at P64W have delivered gains to the overall Gounkoto mineral resource which partially offset depletion. At Mz1, underground feasibility drilling showed limited potential for extending the underground target to this portion of the orebody. The potential of the larger open pit potential will be tested in 2016.

As at Loulo, an updated project-wide geological interpretation utilizing all datasets has generated 28 new areas of interest, which have been ranked and prioritized. An increased understanding of cover thickness across the permit has been combined with gradient array IP geophysics to identify several blind targets. During the year work at Minan, Toronto south, and Gounkoto NW confirmed the limited ability for these targets to pass our strategic filters, and they were removed from the resource triangle. In 2016, priority targets along the regional scale Gounkoto and Faraba structures will be investigated further. A detailed summary of the exploration work completed during the year can be found in the section entitled “—Exploration Review.”

Health and Safety

2015 marked the third consecutive year that the Gounkoto mine has been LTI free, an excellent achievement with the mine recording over 6.6 million LTI free hours. The mine retained its OHSAS 18001 certification.

During the year, a compliance audit was conducted on the safety management system to further enhance the performance of the mine:

•	512 malaria cases were treated during the year representing an incidence of 48%, a 6% decrease from 2014.

•	650 VCTs were conducted during the year with a HIV positivity rate of 0.46%. The increase in the number of VCT cases compared to the previous year was attributable to the activities of the local NGO, Soutoura, which partnered with the mine to focus on sensitizing employees and the community on the prevention of HIV/AIDS.

Best practices of infection control and prevention inherited from the Ebola crisis management were introduced into the health service.

Environment

The mine retained its environmental management system certification to ISO 14001 following the surveillance audit at the beginning of the year and will undergo a recertification audit early in 2016. A management review forum and environmental inspections were undertaken to ensure continued improvement. No major environmental incidents occurred during the year.

The mine water balance was reviewed by an independent consultant to identify gaps to improve the mine water efficiency. The main focus is to reduce the inflow of water from the Faleme River into the pit by establishing an effective dewatering network.

A total of 1,387 trees from 356 plants species are growing in the tree nursery. The opportunity to once again assist in the Mali elephant project is being evaluated.

The environmental permit for the future underground mine was granted by the Ministry of Environment.

Human Resources and Industrial Relations

Mine employees decreased to 132, excluding contractors, after a rightsizing exercise was undertaken. The total operational complement is now 1,040, including personnel employed by contractors, of which 97% are Malian. Industrial relations were generally stable through most of the year, although a 72 hour strike was undertaken by UNTM affiliated employees in the third quarter of the year. The strike action did not affect the production.

A total of 34 employees received formal training during the year in line with the company’s employee development program.

Gounkoto Manpower

	2015			2014
at December 31	Expats	Nationals	Total	Expats	Nationals	Total
Employees	4	128	132	7	144	151
Contractors	29	879	908	28	834	862
TOTAL	33	1,007	1,040	35	978	1,013

Community

The company’s annual sustainability report was presented to the relevant authorities as well as the community, and it continued to engage with the community through monthly development committee meetings. During the year the CEO met with village chiefs to discuss and decide on a number of development projects, including a bursary program for local students. The mine is working on the implementation of these projects in cooperation with the community committee and the local authorities.

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

Closure of operations at Morila was originally scheduled for 2013 but, together with the Pit 4S pushback, completed in 2015, the Domba satellite deposit and the re-tailings treatment projects, processing of the marginal ore and mineralized waste should extend its life to 2019.

Operations

Morila produced 122,374oz for the year, an 11% improvement on the previous year’s production (2014: 110,272oz). The higher grade pit 4S ore was processed in the first half of the year and complemented by additional mineralized waste material from waste dumps deposited earlier in the life of the mine when the highest grades from the pit were being mined. The gold production increase resulted from a 17% rise in the head grade milled, partially offset by slightly lower throughput. Total cash costs were significantly lower at $674/oz, a 41% decrease on the prior year, on the back of the increased production and lower mining costs.

Gold sales, at $143.0 million (100% basis), were 3% higher than the previous year due to the increased production, notwithstanding the 7% drop in the average gold price received. Profit from mining activity (before interest, tax and depreciation) increased to $60.5 million for the year.

Capital expenditure for the year of $11.0 million mainly related to the preparation for the treatment of the TSF. During the year, Morila paid a total of $25.7 million in dividends to its shareholders.

Mining and Production

Mining and processing of pit 4S was successfully completed at the end of March 2015 as planned. Waste was dumped in both pit 4N and pit 5 to reduce the hauling cost. Total tonnes mined in 2015 was 3.4Mt including 939kt of ore at 2.85g/t.

Morila is planning to mine ore from the Domba pit during 2016, subject to agreement with the community and government on relocation of a part of the village. Timeous approval by the Malian authorities should result in first ore from the Domba pit being delivered in the second quarter of 2016, after which the mine is planning to switch to tailings retreatment.

12 months ended December 31	2015	2014
MINING
Tonnes mined (000)	3,425	18,405
Ore tonnes mined (000)	939	1,035
MILLING
Tonnes processed (000)	3,063	3,242
Head grade milled (g/t)	1.4	1.2
Recovery (%)	91.1	89.8
Ounces produced	122,374	110,272
Ounces sold	122,374	110,272
Average price received ($/oz)	1,168	1,258
Cash operating costs[1] ($/oz)	645	1,109
Total cash costs[1] ($/oz)	674	1,143
Profit from mining activity[1] ($000)	60,487	12,631
ATTRIBUTABLE (40% PROPORTIONATELY CONSOLIDATED)
Gold sales[1] ($000)	57,197	55,489
Ounces produced	48,950	44,109
Ounces sold	48,950	44,109
Gold on hand at period end[2] ($000)	-	-
Profit from mining activity[1] ($000)	24,195	5,052

Randgold owns 40% of Morila with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.
[2]	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Ore Reserves

Only the higher grade portion of the TSF is reported as ore reserves and forms the bulk of the feed for the current LoM plan.

		Tonnes (Mt)		Grade(g/t)		Gold (Moz)		Attributable Gold[2] (Moz)
at December 31, 2015	Category	2015	2014	2015	2014	2015	2014	2015	2014
ORE RESERVES[1]
■ Stockpiles	Proved	-	0.02	-	4.0	-	0.003	-	0.001
■ Open pit	Probable	-	0.6	-	3.0	-	0.06	-	0.02
■ TSF	Probable	15	12	0.6	0.5	0.3	0.2	0.1	0.08
TOTAL ORE reserves	Proved and probable	15	13	0.6	0.7	0.3	0.3	0.1	0.1

[1]	TSF ore reserves are reported at a $1,000/oz cut-off grade of 0.49g/t. Ore reserves were calculated by Mr. Shaun Gillespie, an officer of the company and competent person.
[2]	Attributable gold (MOZ refers to the quantity attributed to Randgold based in its 40% interest in Morila.

TSF Project

The TSF retreatment model and reclamation schedule were updated during the year and integrated into the LoM. The TSF mining project is being managed by Fraser Alexander Tailings, a specialized TSF retreatment operator.

The 2016 LoM plan includes:

•	36.9Mt of low grade material stripped and pumped directly into the pit from 2016 through to 2020; and

•	15.5Mt of higher grade material processed through the plant, with the tailings also being deposited in the pit from 2016 through to 2019.

The TSF decapping activity commenced in April 2015 with a total of 3.5Mt of waste discharged directly into the pit during the year.

Domba Project

The Domba project consists of a satellite deposit located 6km to the northwest of the main Morila open pit. The mineralization is very different to that of the Morila orebody, consisting of multiple subparallel lodes along a north south corridor. The lodes vary in width from 1m to 15m and have been delineated in the saprolite to an average depth of 50m. The mineralization intersected in the fresh rock is narrow, erratic and typically lower grade.

Grade control drilling was completed over the majority of the proposed pit to confirm the mineral content and a feasibility study was completed. This identified 454kt of ore at 3.1g/t, within a $1,000/oz pit design, to be mined.

A Malian contractor has been identified to complete the mining and haulage activities over a four month period. The mining sequence requires that the southern portion of the pit be mined first, followed by the north. This allows for the waste from the north to be backfilled into the southern portion of the pit, reducing the surface impact of the mine. The waste is planned to be used to construct a safety berm between the pit and the village and to be shaped to ensure access to the pit as a surface water source for the community, post mining. Metallurgical recoveries, based on test work, are good at 91%.

A full environmental and social impact assessment (ESIA) was completed, addressing key community concerns through public consultations, including the Resettlement Action Plan which specifically caters and compensates for the 26 households, three public infrastructures and 26 fields that will be affected by mining activities. Community development projects targeting farming, water supply, street lighting, the school, the clinic and mosque have been agreed with the community. Final agreement with the community and the government for the project to proceed is awaited.

Exploration

Generative work around the Morila deposit continued during the year with a relogging program focusing on the key structural and alteration features associated with the Morila mineralization. However, this work did not lead to the generation of any new targets due to the lack of any visible controls on the features.

At Samacline, a review of the deep zone of mineralization located to the immediate west of Morila identified open, high grade mineralization within a wide, low grade envelope of up to 80m in width. The untested area down dip to the west of Samacline is large enough to hold a Morila-type deposit and is now the target of a diamond drill hole being planned to test the model that samacline could be the eastern edge of a large deposit.

Health and Safety

No LTIs were recorded during the year and the associated LTIFR of zero compared favorably to 1.11 in the previous year. The TIFR also decreased from 4.81 in 2014 to 4.21 per million hours worked in 2015.

A review of the health and safety management system was completed during the year and the scope of the safety policy has been extended to capture the new TSF reclamation activities and ensure the risk assessment of the TSF project is applied to mitigate any safety risks in this new activity.

The malaria incidence rate for the year was 22.5%, a 14% decrease from the previous year.

The mine maintained its OHSAS 18001 certification.

Environment

The mine remains compliant under ISO 14001 and recertification is scheduled for the first quarter of 2016. No major environmental incidents occurred during the year.

The mine closure plan was updated in November 2015 to meet the requirements of the government and the communities and to prevent or minimize any adverse long term environmental and social impacts while creating a self-sustaining natural ecosystem. High risk infrastructure, such as the processing plant and the tailings dam with piping, will be removed and the footprint rehabilitated. Waste rock dumps will be profiled to fit in with the natural landscape and revegetated, and other infrastructure will be left and used to develop an agro industrial center for the benefit of the communities, former workers and the country (more information is included in the agribusiness section).

Environmental monitoring will continue for five years after the mine closes to ensure compliance with the closure targets.

Further details are provided in the section entitled “—Social Responsibility and Environmental Sustainability.”

Human Resources and Industrial Relations

Total manpower recorded at the end of the year was 781 (including 422 persons employed by contractors) of which 99% are Malian. During the year the industrial relations climate was stable and the mine continued with its downsizing exercise, in line with the cessation of mining activities. Several training and employee capacity building activities took place.

Morila Manpower
	2015			2014
at December 31	Expats	Nationals	Total	Expats	Nationals	Total
Employees	2	357	359	7	295	302
Contractors	4	418	422	11	967	978
TOTAL	6	775	781	18	1,262	1,280

Community

During the year, community relations remained good and regular meetings were held with the local development committee (LDC). In conjunction with the LDC, a number of infrastructure development projects were undertaken for the benefit of the community, including:

•	Solar pumping system for market gardens;

•	Manufacturing and installation of biohazard incinerators at Sanso and Domba medical centers;

•	Domba Youth Cultural Centre upgrade with solar power and a borehole;

•	Additional boreholes at Fingola; and

•	Upgrade of the bridge between the Morila and Sokela villages.

The microfinance project (CAMIDE) has now funded 79 projects with 82% of the amounts advanced having been repaid.

Agribusiness

In line with the closure plan and strategy, the mine is continuing to establish a viable and sustainable agricenter, with the feasibility study having been completed during the year together with the Ministry of Mines.

Assumptions and salient points:

•	Available surface land offered by the center is 30ha in 2017 and 2018, increasing to 50 ha in 2019 and 2020 and then to 100ha in 2021.

The model has been submitted to potential operators for review and to propose an operational plan.

This project aims to:

•	Provide an alternative income source to former mineworkers and the surrounding communities;

•	Contribute towards ensuring food security in the community and the country;

•	Promote local economic development; and

•	Improve the community’s economic welfare.

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

Operations

The mine produced 242,948oz of gold in 2015, a 7% increase year on year as a result of a 6% improvement in recovery and a 1% improvement in mill throughput. The underperforming Vibrocone crushers were replaced with upgraded CH660 Hydrocone crushers in the fourth quarter of 2014 and their optimization continued into the first quarter of 2015. An additional new 4th stage CH440 Hydrocone circuit was designed, fabricated and procured in 2015 for complete installation and commissioning in the first quarter of 2016.

By the first quarter of 2015, the mine had completed the installation of the flotation circuit upgrade, designed to increase recovery into the upper 80s percentile. After commissioning, the mine continued to improve gold recovery by engineering out key processing deficiencies and optimizing the rougher flotation circuit, ultrafine grinding VXP2500 mills and treatment of the flotation concentrates in the CIL circuit. Gold recovery improved to 84% by year end. Improvement of the operator skills is key to performance as the mine increases the localization of its workforce.

The electricity grid supply issues, which had challenged the mine in 2014, resurfaced in the second and third quarters of 2015 necessitating the use of a larger proportion of diesel generated power at a higher cost. The supply issues were resolved at the end of the third quarter, resulting in a ‘grid-to-generated’ power ratio at the targeted 97:3 in the fourth quarter of 2015.

Gold sales amounted to $277.3 million at a total cash cost of $836/oz, resulting in a profit from mining activity (before interest, tax and depreciation) of $75.4 million. Capital expenditure for the year totaled $16.2 million, related primarily to the flotation circuit upgrade and the new 4th stage crushing circuit.

Mining and Production

Mining continued in the SZ pit mainly in the pushback of the eastern and southern walls supplying fresh sulphide ore to the plant. Waste mining in the NZ pit was started and ramped up in the first quarter and the second quarter exposing the ore blocks for the third quarter and the fourth quarter ore mining. As in 2015, mining activities in 2016 will focus evenly on both NZ and SZ pits, mining both ore and waste.

The LoM schedule is summarized as follows:

•	Mining in the SZ pit started in 2010 and will continue to 2019;
•	Mining in the NZ pit, started in 2011, ramped up in the second quarter of 2015, continued during the wet season and ramped up further in the fourth quarter of 2015. NZ pit ore mining continues in 2016 to 2020; and
•	SZ and NZ satellite pits have been included in the mine plan and the SZ oxide pit will be mined from 2020 and NZ east pit from 2020.

Total material mined in 2015 at 28.8Mt was 10% above the prior year. Total ore mined at 3,563kt was in line with the previous year despite the added challenge of mining in the SZ pit cut-back areas, consisting of multiple thin orebody sections, found predominantly in this pit. Ore dilution control in the SZ pit is of paramount importance.

The strip ratio for the year at 7.1 was 13% above the prior year, in line with the LoM plan. SZ pit mining activities centered on cut-back hard rock mining (ore and waste) with an oxide/saprolite pushback which started in the first quarter of 2015 in the northern side of the SZ pit. Mining production started improving from the first quarter of 2015, reduced in the second quarter as per plan and picking up once more in the third quarter and fourth quarter.

Groundwater and surface water management received continued attention and was well controlled during the year. The SZ pit 260RL stage, installed in the fourth quarter of 2014, continued to serve as the main pumping station.

The rainy season preparation for 2016 is already in place, with the required deep sumps developed in 2015 below 200RL in the northern and southern parts of the SZ pit. In the NZ pit, eight borehole pumps are permanently pumping on the perimeter of the pit together with a deep sump below 290RL, which will be established in the first quarter of 2016 for the pit dewatering system.

Dewatering remains an integral part of the mining strategy in Tongon as the pit lies in the catchment area of the old river system and is downstream of the water storage dam. Mining schedules and plans are developed with a view to ensuring two low spots (sumps) in the pit at any time ahead in the mining cycle, to allow mining to take place in dry ground while the water is pumped away from the sumps.

Production results for the 12 months ended December 31	2015	2014
MINING
Tonnes mined (000)	28,826	26,126
Ore tonnes mined (000)	3,563	3,566
MILLING
Tonnes processed (000)	4,018	3,984
Head grade milled (g/t)	2.3	2.3
Recovery (%)	82.6	78.0
Ounces produced	242,948	227,103
Ounces sold	241,478	227,103
Average price received ($/oz)	1,148	1,264
Cash operating costs[1] ($/oz)	801	834
Total cash costs[1] ($/oz)	836	872
Gold on hand at period end[2] ($000)	1,576	-
Profit from mining activity[1] ($000)	75,444	88,963
Gold sales[1] ($000)	277,253	287,026

Randgold owns 89% of Tongon with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. Randgold funded all the investments in Tongon by way of shareholder loans and therefore controlled 100% of the cash flows from Tongon until the shareholder loans were repaid at the end of the third quarter of 2015.

Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.
[2]	Gold on hand represents gold in doré at the mine multiplied by the prevailing spot gold price at the end of the period.

Ore Reserves

Both Tongon Southern Zone (SZ) and Northern Zone (NZ) resource models and open pit designs have been updated during the year, using a significant quantity of new data from grade control, advanced grade control and resource drilling.

Depletion of ore reserves was partially replenished in the year, principally from grade control gains within the SZ, while ore reserve reductions were identified in the NZ from mining depletion and model changes. Total ore reserves were thus slightly down year on year. Drilling continues on both the NZ and SZ to test the orebodies below the current pits for possible extensions.

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[2] (Moz)
at December 31	Category	2015	2014	2015	2014	2015	2014	2015	2014
ORE RESERVES[1]
■ Stockpiles	Proved	2.4	3.0	1.3	1.3	0.1	0.1	0.1	0.1
■ Open pits	Proved	5.8	4.2	2.7	2.8	0.5	0.4	0.4	0.3
	Probable	18	23	2.4	2.4	1.4	1.7	1.3	1.5
TOTAL ORE RESERVES	Proved and probable	26	30	2.4	2.3	2.0	2.2	1.8	2.0

[1]	Open pit ore reserves ore reported at a gold price of $1,000/oz and 0.84g/t cut-off and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr. Shaun Gillespie, an officer of the company and competent person.
[2]	Attributable gold (Moz) refers to the quantity attributed to Randgold based in its 89% interest in Tongon SA.

Processing, Plant and Engineering

Processing

Year on year throughput increased by 1% with 4,018kt of fresh sulphide ore treated in 2015.

In 2014 the tertiary Hydrocone crushers were replaced with new Vibrocone crushers with a view to crush finer and increase throughput via the ball mills. Although the Vibrocone crushers delivered an improvement in crusher throughput and fineness of crushed product, this improvement could not be sustained due to repeated mechanical failures.

Consequently, it was agreed with the supplier to replace the Vibrocone crushers with upgraded CH660 Hydrocone crushers within a new circuit configuration which was completed in the fourth quarter of 2014 with optimization continuing in the first quarter of 2015. Concurrently, an additional new 4th stage CH440 Hydrocone circuit was designed as the final means to crush finer and increase the mill throughput. Fabrication and procurement of the circuit and peripheral services took place in 2015 and the first phase of the installation was completed at the end of the year.

The mine is currently commissioning the second phase of the crushing circuit upgrade with completion scheduled for the end of the first quarter of 2016, and is expecting to ramp up mill tonnage throughput to 4.5mtpa in 2016.

Year on year, gold recovery improved by 6% to 82.6% and by December 2015 had improved to 84%, mainly as a result of improving and sustaining both the flash and rougher flotation concentrate mass pull, the ultrafine grind of the concentrates and its treatment, making it more amenable to leaching in the CIL circuit. Gold production increased 7% year on year to 242,948oz due to higher gold recovery and mill throughput. Further recovery gains are anticipated through optimizing the flotation and ultrafine grind circuits to recover all the arsenopyrite associated gold, with the overall recovery target being the original feasibility specification of +86%.

Engineering and power supply

Overall mill availability for 2015 was 90.3%, a decrease of 2% compared to 2014, following the production hours lost to replace the total length of the tailings pipeline in the third quarter after five years in operation. Mill runtime improved significantly in the fourth quarter due to less downtime stemming from the TSF pipeline constraints, mechanical failures in the milling circuit and improved power management.

Tongon experienced a major lack of national grid power supply from CIE in the second quarter and the third quarter when CIE experienced a lack of gas supply to the platform and low water levels. Lower and no grid availability was absorbed by increased usage of diesel generated power. Grid-to-generated power ratio decreased to a 65:35 ratio in the second quarter and the third quarter and thereafter increased to the targeted 97:3 ratio in the fourth quarter. Consequently, the cost of power increased significantly as a result of increased usage of generated power, at $0.12/kWh for 2015 ($0.10/kWh for 2014).

Improved cooperation between the CIE national supply authority and Tongon mine has resulted in more effective utilization and smooth synchronization during extended power outage periods as well as improved power stability. The completion of the 225kV ring line passing from Leboa to Ferkessedougou is a high priority for 2016. The replacement of the Leboa transformer and power line was completed by the end of 2015 as scheduled.

Power demand consumption from the grid increased from 18.7MW to an average 21.6MW for 2015. Total mine consumption increased in line with the raised operational availability and utilization, and an increase in the number of process units demanding power as new projects were commissioned during the year.

Exploration

At Tongon the team has continued to pursue the dual strategy of working to replace depletion at the mine with further drilling in and around the Tongon pit while also exploring for a new deposit on the Nielle permit. The work at Tongon has identified a number of high grade structures in the footwall of the deposit which will be further tested in 2016. Infill drilling on existing satellite resources around the pit was also carried out which confirmed their potential to supplement the Tongon ore feed. Further afield, exploration continued on the Nielle permit, focusing on targets along the arsenic-in-soil geochemistry trend which maps the main fluid pathway along the Senefou belt.

Health and Safety

A total of four LTIs were recorded during the year including one fatal incident, resulting in a LTIFR of 0.82 per million hours worked compared to LTIFR of zero for 2014. The fatal accident was fully investigated and corrective and preventive actions were implemented. The total injury frequency rate per million hours worked, continued to decrease from 11.6 in 2014 to 7.0 in 2015.

Attention to safety remains a priority and management, along with the entire Tongon team, continues to conduct risk assessments prior to the commencement of each task.

The continued implementation and maintenance of malaria control programs resulted in a reduction of the malaria incidence rate from 50.7% in 2014 to 42.2% in 2015.

The mine continued with its Ebola awareness and preparedness campaign together with Randgold’s other West African operations as part of an industrywide private initiative in partnership with state and regional health authorities until the World Health Organization declared Guinea free of Ebola on December 29, 2015. The end of Ebola transmission in Guinea, the last affected country, marked the end of the recent Ebola outbreak transmission in West Africa.

The mine maintained its OHSAS 18001 accreditation.

Environment

Tongon mine has been ISO 14001 recertified for another three years after successfully completing an audit in October 2015. No Class 1 environmental incidents occurred in the year.

A total of 6km of the worn tailings pipeline was replaced with new 450mm TSF pipeline sections in line with the recommendations of Centre Ivorien Antipollution (CIAPOL) on the preventive and corrective measures implemented to close off the Class 1 incident that occurred in December last year.

Tongon mine reviewed its mine closure plan with assistance from international specialist consultants Digby Wells Environmental. Changes made include the reduction of rates due to inflation adjustment, allocation of infrastructure to the mine agribusiness project after closure, an increase in the final angle of waste dump slopes, and the change in the RoM pad rehabilitation techniques to exclude topsoil. The mine’s focus in 2016 will be to rehabilitate concurrently with mining operations.

Human Resources and Industrial Relations

Tongon’s recruitment and localization strategy is designed to minimize the influx of outsiders into the area and any disruption to community life, while attempting to maximize the benefits of the mine development for the communities surrounding the mine. The principle of employing locally first and spreading recruitment between local villages followed by regionally and then nationally and finally internationally, is fundamentally applied in the mine’s recruitment and localization strategy. This is evident in the percentage of Ivorians employed by the mine which has increased to more than 97%. To date, 79% of the operational labor is from local villages. Overall, the operational labor complement for Tongon comprises 1,767 personnel, including people employed by contractors.

Open and continuous engagement between Tongon’s workforce, the union and management ensured that a constructive work environment was maintained. Towards the end of the year, management and the union concluded a review of the Mine Level Agreement (MLA) and, as part of this review, have agreed to adjust the salaries of the workers in the lower categories over a period of three years.

As part of Tongon’s succession planning, training workshops were held for 833 workers. These consisted mainly of engineering employees identified for promotion to higher levels of responsibility, and in some cases to replace expatriates.

Tongon Manpower
	2015			2014
at December 31	Expats	Nationals	Total	Expats	Nationals	Total
Employees	17	573	590	23	426	449
Contractors	30	1,147	1,177	46	1,208	1,254
TOTAL	47	1,720	1,767	69	1,634	1,703

Community

The mine maintained a constructive working relationship with the surrounding communities during the year.

Two health centers and six classrooms were constructed in the surrounding community together with a low capacity dam at Kofiple village and recreational soccer facilities at Tongon village. Kationron village streets were also opened. As part of improving the quality of education in the community, a number of initiatives have been implemented, one of which is rewarding the best performing pupils. This has resulted in our community schools performing better than the national average.

KIBALI

The Kibali mine is a gold development property which covers an area of 1,836km2 on the Moto Goldfields in the north east of the DRC. It is located some 560km north east of the city of Kisangani and 150km west of the Ugandan border town of Arua. Kibali is a joint venture between Randgold (45%), AngloGold Ashanti (45%) and a Congolese parastatal, SOKIMO (10%).

The mine is being operated by Randgold. The mine comprises an integrated open pit and underground operation. It is planned that the mine will ultimately be supplied by four hydropower stations supported by a thermal power station for low rainfall periods and back-up.

Operations

The Kibali Mine is being developed in two phases. Phase 1, which includes the KCD open pit operation and the construction of the processing plant, the mine infrastructure (including a 36 unit high speed thermal power station) and the first of three hydropower stations, was completed in December 2014. Phase 2 comprises the underground mine development, including the vertical shaft which is scheduled for commissioning in 2017, and the construction of two additional hydropower stations which are planned for commissioning in 2016 and 2018, along with further satellite pits. The mine is expected to produce an average of 600koz of gold per annum over the first 12 years of its life, which currently extends to 2031.

Open pit mining started in July 2012 and commissioning of the oxide circuit began in the third quarter of 2013. Kibali poured its first gold in September 2013, ahead of plan, and started commercial production in the fourth quarter of 2013. Commissioning of the sulphide circuit started at the end of the first quarter of 2014 and production has steadily ramped up since then, with the mine now processing around 600,000t/month.

In 2015, Kibali produced 642,720oz of gold at a total cash cost of $604/oz. Gold sales amounted to $742.3 million (100% basis) resulting in a profit from mining activity (before interest, tax and depreciation) of $358.2 million.

The capital estimate for the project (phase 1 and 2) remains in line with previous estimates at $1.83 billion excluding mining preproduction expenses. In 2015, capital expenditure totaled $251.2 million, which related principally to the Ambarau hydropower station, underground decline and shaft development, CTSF Phase 2, backfill plant and other surface infrastructure.

During the year, Kibali repaid a portion of its shareholder loans made available by the Kibali Joint Venture (KJV, the effective owner of the 90% interest in Kibali) to fund the development of the mine which allowed the KJV to pay $70 million in dividends to its shareholders (Randgold and AngloGold Ashanti).

Mining and Production

Open pit mining

A total volume of 12.4 million BCMs was mined from the open pits, exceeding the plan, and ore tonnes mined of 6.1Mt were in line with plan.

Mining of the first open pit satellite deposit, Mofu, was completed during the year and has started at the second, Mengu Hill. The KCD main pit and the push back 2 north were mined out during the year, with the push back 2 south scheduled for completion in the first quarter of 2016. Push back 3 (Durba hill) is planned for the end of open pit mine life in 2025. Bush clearing and dewatering has started in preparation for mining of the Pakaka pit which is scheduled to begin in the first quarter of 2016.

Underground mining

During 2015, 804kt of ore was mined from underground of which stoping contributed 72% with the remaining coming from development ore. As forecast, production increased through the year, culminating in 296kt in the fourth quarter.

Stoping is expected to continue to ramp up during 2016, with underground production scheduled to produce 1.3Mt of ore for the year.

Production results for the 12 months ended December 31	2015	2014
MINING
Tonnes mined (000)	31,170	30,470
Ore tonnes mined (000)	6,862	5,632
MILLING
Tonnes processed (000)	6,833	5,568
Head grade milled (g/t)	3.5	3.7
Recovery (%)	83.8	79.3
Ounces produced	642,720	526,627

Production results for the 12 months ended December 31	2015	2014
Ounces sold	643,976	516,902
Average price received ($/oz)	1,160	1,258
Cash operating costs[1] ($/oz)	557	528
Total cash costs[1] ($/oz)	604	573
Profit from mining activity[1] ($000)	358,184	354,220
ATTRIBUTABLE (45%)
Gold sales[1] ($000)	336,272	292,627
Ounces produced	289,224	236,982
Ounces sold	289,789	232,606
Gold on hand at period end[2] ($000)	4,006	5,248
Profit from mining activity[1] ($000)	161,183	159,399

Randgold owns 45% of Kibali with the DRC State and joint venture partner owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.
[2]	Gold on hand represents gold in doré at the mine multiplied by the prevailing spot gold price at the end of the period.

Ore Reserves

Depletion of ore reserves was partially offset by small gains at Gorumbwa, Pakaka and the KCD underground. Drilling continues to focus on grade control drilling of the deposits in the immediate mine plan of KCD underground, Pakaka and Mengu Hill.

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[2] (Moz)
at December 31	Category	2015	2014	2015	2014	2015	2014	2015	2014
ORE RESERVES[1]
■ Stockpiles	Proved	3.8	3.8	1.7	1.4	0.2	0.2	0.1	0.08
■ Open pits	Proved	0.2	1.6	3.7	2.6	0.03	0.1	0.01	0.06
	Probable	30	33	2.2	2.4	2.2	2.5	1.0	1.1
■ Underground	Probable	45	44	5.6	5.7	8.2	8.2	3.7	3.7
TOTAL ORE RESERVES	Proved and probable	80	83	4.1	4.1	11	11	4.8	4.9

[1]	Open pit ore reserves are reported at a gold price of $1,000/oz and an average cut-off of 0.88g/t and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr. Nicholas Coomson, an officer of the company and a competent person. Underground ore reserves are reported at a gold price of $1,000/oz and a cut-off of 2.5g/t and include dilution and ore loss factors. Underground ore reserves were calculated by Mr. Tim Peters, an external consultant and a competent person.
[2]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 45% interest in the Kibali gold mine.

Processing, Plant and Engineering

Processing

The processing plant continued to make steady progress, with 6,833kt treated during 2015, 23% up on the prior year. The feed comprised both oxide and sulphide material at an average grade of 3.5g/t. The average recovery for the year was 83.8%, an improvement from the 79.3% average in 2014. Optimization of the processing facility is expected to increase this to around 85% in 2016.

Plant enhancements during the year included the construction and commissioning of an additional kiln, providing greater carbon regeneration capacity and facilitating improved carbon management, as well as a de-sliming cyclone circuit, which will relieve the pressure on ultra-fine grind throughput and allow for an increase in sulphide concentrate handling. The second phase of the lined tailings facility (CTSF) was also completed, providing additional storage capacity for CIL tailings.

Engineering and power supply

With a continued focus on planned maintenance, plant availability again increased throughout the year, reaching 94% in December.

At the end of 2014, the Nzoro hydropower station was supplying 16.8MW of power with a 55/45% split between hydropower and thermal power. Further optimization of the hydropower and synchronization of power produced from Nzoro II with the diesel power plant via a power management system (PMS), resulted in Nzoro II running at its full 22MW capacity and a 70/30% split between hydropower and thermal power by the fourth quarter. This is the maximum hydropower proportion anticipated with the current capacity but with the completion of Ambarau expected in the second quarter of 2016 and Azambi in mid-2018, the hydropower share of the blend should continue to increase.

The commissioning of Nzoro II reduced the cost of power from $0.46/kWh to $0.21/kWh. With the increase in the contribution of hydropower in 2015, assisted by lower diesel prices, power cost dropped to $0.12/kWh by December, with an average cost for the year of $0.15kWh.

Construction and Underground Mine Development

The backfill plant was completed and commissioned during the year in line with plan and is operating above design capacity (190m3/h). Six stopes have been backfilled and the first secondary stope blasted without any delay in the schedule.

Construction of Ambarau, the second 11MW hydropower station was negatively impacted when the earth coffer dam wall failed during high river flows in November 2015. This resulted in the power house flooding as well as damage to the carpi membrane on the wall. The additional repair and rehabilitation work has delayed the completion and commissioning of the station, with first power now expected in the second quarter of 2016. As the previously planned commissioning was scheduled for the start of the dry season, the potential power available until March/April would have been significantly lower and thus the impact of the delay on the hydro/thermal blend is not significant and, as mentioned above, has been offset to an extent by the lower fuel price.

Decline Development

The mining team consistently achieved decline and underground development targets during 2015 and at a better advance rate than planned in the feasibility. An average of 300m/month per jumbo was reached in development with the decline contractor continuing at the 900m/month reached towards the end of the previous year.

To date, a total of 22.7km has been developed including 10.6km in 2015.

Vertical Shaft System

Led by Randgold’s team, the main contractor completed the shaft sinking in the second quarter of the year, ahead of schedule, reaching the shaft bottom of 751m in July 2015. Lateral development for the production and crusher levels also progressed ahead of target. Equipping of the shaft and headgear change-over also progressed ahead of the program, with the planned re-opening of the shaft to continue off-shaft development scheduled for the first quarter of 2016.

Exploration

Exploration focused on confirming controls on mineralization to update geological models and defining potential exploration upside. Phased drilling to validate models and test upside is planned for 2016. Extensive data compilation and relogging programs at KCD and satellite deposits formed the base for superpit conceptual models and optimization studies which are expected to be concluded early 2016.

Activities on seven priority targets developed from the analysis of mineralization and distribution of existing work along the KZ trend elevated the prospectivity of two targets.

Trench results at Tete Bakangwe identified three NE plunging mineralized lenses in BIF and metaconglomerate with down dip potential to provide mine schedule flexibility in a low gold price environment through high grade oxide resources. Results include 13m at 15.06g/t.

At Sessenge, SW trenches highlighted four higher grade NE plunging mineralized lenses in BIF and metaconglomerate with down dip potential to open up down plunge and add additional resources. Results include 28m at 3.18g/t (9008 lode) and 40.5m at 3.76g/t (9003 lode).

A detailed summary of the exploration work completed during 2015 can be found in the section entitled “—Exploration Review.”

Health and Safety

Kibali had 5 LTIs during the year, as in 2014. However, due to the lower workforce numbers as the capital teams demobilized, the LTIFR deteriorated slightly from 0.51 in 2014 to 0.56 in 2015. The TIFR decreased from 10.60 in 2014 to 6.11 per million hours worked in 2015. There were no fatalities at Kibali during the year.

A concerted effort was made during the year to address the high levels of malaria, with a commendable 46% reduction in the malaria incidence rate.

576 VCTs cases were conducted during the year, with a HIV positivity rate of 7.29% compared to 11.26 % the previous year.

Environment

Environmental awareness and control improved at Kibali during the year as the mine settled into stable operations, resulting in no major environmental incidents being recorded. An increased focus on water management improved processing water recycling and the water quality guidelines were not exceeded at any time during the year.

The biodiversity action plan was enhanced in 2015 with extensive surveys of the aquatic habitats to identify biodiversity hotspots and develop an appropriate management measure for these sites. Camera trapping has also been implemented to monitor movement of the larger animal species occurring within the fence. Kibali again contributed over $250,000 to the African Parks Network as part of the continued biodiversity offset strategy and agreement to help combat poaching in the Garamba National Park. This included the funding for collaring of the threatened Kordofan sub-species of giraffe found in the park as well as financial support for pilots to enable aerial counts and patrols.

Kibali was recommended for ISO 14001 certification during the year under review.

Further details are provided in the section entitled “—Social Responsibility and Environmental Sustainability.”

Human Resources and Industrial Relations

Although the majority of construction laborers were demobilized during 2014, there was further downsizing of the workforce in 2015 with the number of employees, including contractors, totaling 4,161 by year end. The employee ratios are in line with Randgold’s policy of recruitment prioritization, sourcing primarily from local villages, then regional, followed by national and lastly looking for candidates outside the country. 87% of Kibali employees are Congolese nationals and the intention is to continue localizing the work force during 2016.

Key appointments to the underground mining team were made during 2015 in line with the increase in underground production.

Constructive labor relations were maintained directly with employees and with the union, without any industrial action taking place during the year. Agreement was reached on the excellence bonus and employee mine closure fund during the year.

Kibali Manpower
	2015			2014
at December 31	Expats	Nationals	Total	Expats	Nationals	Total
Employees	96	609	705	95	606	701
Contractors	448	3,008	3,456	651	3,392	4,043
TOTAL	544	3,617	4,161	746	3,998	4,744

Community

In 2015, there was an improvement in the mine and community relationship on the back of more structured, inclusive and informed engagements. The year ended with all grievances resolved except for a few related to field compensation following the change in the plan to mine a satellite pit. These have subsequently been estimated and agreed with the community.

EXPLORATION REVIEW

The team continued its drive to replace mining depletion and find deposits which pass Randgold’s strategic filters: an IRR of 20% and the potential for 3 million minable ounces at a long term gold price of $1,000/oz. Work during the year discovered a number of interesting targets and more than replaced the 1.4Moz depleted by mining.

The focus was sustained on the priority areas: the MTZ in Senegal, the Senegal-Mali Shear in Mali, the Boundiali and Senefou belts in Côte d’Ivoire and the KZ Structure in NE DRC, a portfolio which contains 141 targets. During 2015 Randgold also developed new business functions to ensure an equal balance between greenfields and brownfields work. By the end of the year three joint venture agreements had been concluded in the DRC, giving Randgold control over the Ngayu Archean greenstone belt and increasing its groundholding in the country to over 6,500km2, and its permit portfolio in Africa to 13,912km2 with a further 4,299km2 under application. Joint venture agreements on properties in western Mali have also been signed and a number of other negotiations were in progress at year end.

SENEGAL

Massawa

At Massawa, the feasibility study was progressed, producing strong intersections from the Sofia target, located 10km to the west of the main Northern Zone and Central Zone (CZ) deposits.

Several large diameter, close spaced drilling programs were completed to further improve the mineralization model and provide further samples for the large amount of testwork required by the prefeasibility study. Both shallow and deep RC and diamond drilling programs were completed in the more complex CZ, leading to a significant modification of the geological model which includes an early, broad, low grade phase of refractory, arsenic-rich mineralization, overprinted by a later, narrow and complex set of structures containing visible gold, quartz, antimony and arsenic. Testwork on these high grade structures towards the end of the year confirmed a high percentage of gravity recoverable (up to 68%) and leachable gold which will improve the economics of the CZ ore, previously thought to be largely refractory.

The Massawa deposit does not currently pass the company’s investment filters due to the high cost associated with processing refractory ore, and the feasibility study is focused on reducing tonnes and increasing grade and recovery to pass the 20% IRR hurdle. Reserves at Massawa are currently 20.73Mt at 2.1g/t for 2.2Moz. The study is due to be completed in 2016.

With respect to the 4km long Sophia orebody, a 200m long section contained shallow, higher grade drill intersections and was targeted by drilling in 2015 to confirm whether the higher grades within this zone were related to supergene enrichment at the redox boundary.

During the second half of the year, six deeper RC holes over 600m of strike length confirmed the zone of high grade mineralization, returning an average weighted (true width) intersection of 30m at 5.18g/t at 100m vertical depth for the main zone sulphide ore and confirming a hypogene source for the high grade mineralization. The holes also confirmed the existing hangingwall and footwall lodes. The main orezone is located immediately beneath a mylonitic structure, and is hosted in strongly sheared gabbro and felsic intrusive units with silica flooding and carbonate-sericite alteration. These results further highlight the potential for Sofia to provide over 1 Moz of high grade, non-refractory, ore to the Massawa project. The high grade mineralization is believed to plunge to the north and further drilling programs are being planned to test this open potential in 2016.

The target is located on the Sofia-Sabodala structure which hosts a number of the Sabodala orebodies along strike to the north and marks the western limit of the volcanic domain in the Mako belt. Historical work on a number of targets around Sofia has returned strongly anomalous results from near surface which form a portfolio of priority targets for follow-up work in 2016.

Bambadji joint venture

Work on the Bambadji permit in Senegal was placed on hold in 2015 as Randgold renegotiated the terms under the joint venture with Iamgold Corporation and the government. Work is expected to restart in 2016.

MALI

Loulo

Brownfields

At Gara, the 2015 brownfields program was highly successful, confirming the extension of the Gara system to the south, with an average true width of 7.68m which remains open down-plunge to the south.

At Yalea, the southern extension to the Purple Patch was tested by a number of deep drill holes with some very interesting results. YADH19 returned a high grade intercept at the edge of the block model (11.3m at 12.1g/t from 711.9m) where a footwall structure is interpreted to intersect the main shear, producing a plunging rod of high grade, Purple Patch type mineralization. 300m down-plunge from this intersection, YDH277 returned two zones of high grade mineralization: Zone 1 – 13.40m at 6.50g/t, including 6.60m at 11.06g/t; and Zone 2 – 11.86m at 4.43g/t, including 3.66m at 7.50g/t. Silica-carbonate alteration and breccia textures suggest this hole pierced the plunge extension of the target tested by YaDH19 and highlights the considerable potential at Yalea to locate further zones of high grade, Purple Patch type ore. To date, scout exploration drilling occurred in the south of Yalea, in the form of four drill holes.Work is focused on locating zones of +6g/t material with sufficient size to support the capital expenditure on a separate shaft for a new, high grade supply of ore to the plant.

Greenfields

A number of existing satellites were reviewed (P125-Loulo 3 Gap, Baboto North and South, Loulo 2 South, Loulo 3 and Loulo 1). Exploration work focused on the advancement of the Yalea Ridge South and Gara South targets which are not currently in resource.

Further generative work was completed across the Loulo permit with the aim of better understanding and targeting the large structures which have acted as strain and fluid conduits across the permit. Further structural mapping and interpretation was completed and highlighted five principal structures which run N-S to NE-SW across the permit and form the basis of target generation and prioritization work with priority targets located along two of these structures, Far West, around Iron hill and the Yalea structure.

Gounkoto

Brownfields

At Gounkoto, five drill holes were completed beneath the $1,000/oz pit shell, testing narrow, high grade plunging lodes in MZ1 which form at the intersection of differently oriented footwall and hangingwall structures. All holes intersected the target structure as modelled, but results were weak, showing that the three higher grade shoots targeted have limited down-plunge continuity at depth. The weak results returned from this program downgraded the MZ1 underground target.

In MZ3 in the north of the deposit, drillhole GKDH432 returned 10.8m at 1.02g/t down-plunge to the north of the Jog Zone underground project confirming it to be open. Northerly plunging mineralized shoots are controlled by the intersection between a brecciated structure in HW quartzite with silica-albite-sericite alteration, and a FW shear consisting of albite with overprinting chlorite and hematite alteration. Further work on this target is pending an evaluation of a new superpit concept at Gounkoto which would extract a large part of the high grade underground resource.

Exploration work around Gounkoto confirmed the P64 orebody to be a NE striking dilation zone between two reactivating north-south structures. Further studies were carried out with the aim of updating the geological model on which a revised resource estimate will be based. This work constrained new mineralization wireframes to sandstone with subordinate limestone and silica-albite breccia host rocks that are variably altered with tourmaline, magnetite and chlorite.

Greenfields

At Toronto South, one diamond hole was drilled to test the structural model of higher grade at depth within the central portion of a sinistral jog, in a zone of maximum dilation that was not tested by previous drilling. TSDH001 intersected two weakly anomalous zones, a wide hangingwall zone with 41.5m at 0.16g/t from 526.35m and a second zone of 8.3m at 0.42g/t from 574.3m. Consequently the target was removed from the resource triangle.

Investigation of the strike extents of the Gounkoto domain boundary (a key structure controlling mineralization in the Gounkoto orebody) continued in the north of the project area at Gounkoto North as well as in the south at Faraba West and South West. Initial results confirmed the prospectivity of the NNW extension of this structure with strongly silica-albite- tourmaline altered heterolithic breccia that returned strong results (8.8g/t and 22.8g/t) from the banks of the Falémé River to the north of P64. Follow-up trenching returned an intercept of 3.7m at 1.44g/t (31.7m), including 1.2m at 3.94g/t (GNWTR02) from the same breccia with silica-carbonate veinlets, which was then confirmed in trenching 100m to the south in trench GNWTR04 (6.8m at 0.64g/t, including 1.7m at

1.29g/t). This structure will be further tested in 2016. At Faraba West and South West pitting and trenching programs confirmed the extension of the domain boundary but failed to intersect significant mineralization and work is ongoing along this target.

Minan is a blind target that was identified from project wide integrated mapping and target generation work. Trenching on the target in the second quarter intersected a discrete 3m wide ferruginous mineralized shear which graded up to 5.5g/t beneath transported alluvial material. RC drilling on the target confirmed the presence of disseminated sulphides in bedrock which are weak but within a system which appears to be dilating to the south. However, only sub-anomalous grades were returned (12m at 1.12g/t from 40m (GSWRC11), 28m at 0.82g/t from 152m, including 2m at 4.61g/t (GSWRC03) and 4m at 1.59g/t from 248m (GSWRC13). The low grades are interpreted to be due to the absence of early silica-albite and tourmaline alteration that prepares the host rocks for subsequent mineralization during brittle-ductile deformation. Encouragingly, the work on the target confirms the efficacy of the target generation system described above, which has also highlighted a number of other targets across the Gounkoto system and further afield, beneath transported material at Bena and Bakolobi.

Regional

Randgold controls a portfolio of 627km2 along the Senegal Malian Shear (SMS) structure in western Mali. The SMS is a key regional control on gold mineralization and is proximal to the Sadiola (AGA/ IAG), Loulo (RRS) and Fekola (B2G) ore systems.

Bakolobi (Taurus joint venture)

At Bakolobi, between Gounkoto and Fekola, a first phase of trenching across key targets on the permit was completed. Nine trenches in total were excavated over zones of bedrock mineralization, identified through the initial reconnaissance RC drill program. Results from these trenches included: BKTR006 – 20.13m at 1.59g/t; BKTR004 – 23.70m at 0.61g/t; BKTR009 – 24.60m at 0.23g/t; and BKTR005 – 14.96m at 3.83g/t including 6.25m at 7.71g/t and 11.45m at 1.94g/t (88.60m) including 3.50m at 5.39g/t. The trenching confirmed that the mineralized structures dip uniformly to the west and that the highest grades are associated with the intersections of NW and NNE-NS striking structures.

Follow-up pitting confirmed the southern extension, beneath transported alluvial material, of the Koliguinda target with anomalous pits returning values up to 0.4g/t over a 50m wide structural corridor. The Koliguinda target is interesting as it features a left hand flexure which would be dilatational in a largely sinistral system such as the SMS and is the target which has, to date, returned the strongest results from trenching (shown above). It is also in an area which is intersected by a major NW structure interpreted to be a transverse fault in the original belt architecture. It also happens to be the area where transported gravels are thickest.

The other targets in the permit are still thought to be prospective with widths at surface averaging approximately 20m with grades of between 1g/t and 2g/t. Follow-up work on the permit was carried out including the completion of a new interpretation over the ground following a review of all existing data. Pitting is now in progress over targets which are not covered by the thick alluvial material, a problem across much of the permit. A drilling program which aims to test key parts of the two main mineralized trends is being prepared for 2016.

Legend joint venture

On the Legend Gold JV to the south of Sadiola, work continues along the SMS which strikes over 18km within the permit area. Both trenching and pitting have been ongoing through the year on targets close to the Kofi formation boundary, in the area of influence of the SMS, and have focused on the anomalous contacts of carbonate and siliciclatic rocks which provide a key chemical and rheological contrast in this district. This work has tested a number of targets, but many of them have been removed from the resource triangle during the year as they have shown no potential beyond the weakly anomalous results.

At Woyanda, groove results returned 5.60m at 0.30g/t, 8m at 0.37g/t, and 4m at 0.39g/t (95.40m). However, no significant results were returned from five lines of exploration pits testing the strike extensions of the target, which was consequently downgraded.

The Sourokoto East target, located at the lithological contact between volcano-sedimentary units (pyroclastic, brecciated tourmaline greywacke) in the east and volcanics (mostly andesites) to the west, returned an encouraging pit result in early work of 2.99g/t, 1.8km along strike from a zone of in-situ saprolite mineralization grading up to 0.89g/t. Follow-up pitting confirmed the continuity over 600m strike length of in-situ gold anomalism within a 30m wide alteration zone with values of 0.16g/t to 11.3g/t in sheared greywackes with silica-carbonate-hematite alteration. A trench over the alteration zone (SRTE001) returned 8.85m at 0.28g/t and confirmed that the higher grades are related to millimetric oxidized quartz veinlets within the greywacke, an observation which downgrades the potential of the target.

Trenching is currently in progress on the Sebesounkoto South target, where previous work defined silica-carbonate-tourmaline and chlorite alteration within a gossanous structure over 1km strike, and lithosample values up to 1.6g/t.

Bena

The Bena project is located to the immediate south of the Gounkoto permit. At Boulandissou, a 3km strike length target was previously generated which incorporated a number of historical mineralized intersections and samples and this target was the sole focus of work on the project at the beginning of the year. Historical results from the target include 26m at 3.53g/t from trench BNT02 in the north and 13m at 1.57g/t from RC drill BORC02 in the south. A phase 1 program of three trenches and one groove was carried out over the target with the trench over RC hole BORC02 returning 12.87m at 2.04g/t, confirming the west-dipping nature of the mineralized structure. Groove BGVO10 returned 12.6m at 1.84g/t to the immediate east of the main target structure but the other excavations along the target returned no significant intersections restricting the known mineralization to limited strike extents. Because of this, and due to uncertainties over the geological interpretation for the permit, an updated interpretation was carried out in parallel with the Bakolobi and Gounkoto work, (both permits lie along strike from Bena) and a new portfolio of targets was generated. Field work on these targets is in progress. The Bena permit is less affected by the difficult transported regolith in the Bakolobi permit and therefore more conventional surface exploration work can be done.

Morila

Work on the near mine conceptual targets at Morila continued through the first half of the year with the team relogging holes across the SE of the permit where coincident features associated with the Morila deposit such as flat foliation, high temperature leucosome/quartz plagioclase veins, tonalite intrusives, MG rich biotite and arsenopyrite mineralization were identified. The distribution of these features was mapped but the team was unable to generate any targets for drill testing due to the lack of any visible control.

Following the completion of the Domba grade control drilling program, the exploration team undertook a relog of the Samacline deposit which is located at 300m depth to the immediate west of Morila.

The updated interpretation for the target has identified open, high grade mineralization within a wide, low grade envelope of up to 80m in width. The untested area down dip to the west of Samacline is large enough to hold a Morila-type deposit and is the target of a diamond hole being planned to test the model that Samacline could be the eastern edge of a large deposit.

CÔTE D’IVOIRE

Randgold holds, in its own name or through joint ventures, 5,589km2 of ground in Côte d’Ivoire (11 permits) which includes four permits which have passed the inter-ministerial commission in 2015. Additionally, nine applications (3,592km2) through joint ventures are pending.

Nielle

At Tongon, a full relog of the deposit’s core and the modelling of the skarn system enabled the team to project and identify a number of targets at the base of the $1,000/oz pit shell where infill drilling had the potential to increase the grade, or the number of mineralized structures in the model. The reduced strip ratio as a result of positive results would enable the pit to access deeper ore. To test the updated model, a program of 10 diamond holes was undertaken at Tongon with five holes in the southern pit; two in the oxide pit and three beneath the Northern Zone pit. Results from the Northern Zone failed to extend the existing block model with intersections from three holes being either narrower or lower grade than predicted. In the Southern Zone the holes intersected several zones of mineralization outside the existing block model but failed to intersect mineralization in a wide area of internal waste, which is limiting pit depth in current optimizations.

Towards the end of the year infill drilling programs were carried out on two nearby satellite deposits. Tongon has the ability to make money from low grade satellites and current resources in the two targets (Sekala and Seydou) have the potential to supplement the orefeed, extend Life of Mine and protect the resource in a low gold price environment. At the time of writing, most results from these programs were still pending.

In greenfields exploration, the Yvette West target was prioritized within the 20km Bladonon corridor target in the SW of the Nielle permit and mapping and sampling during the year identified silicified volcaniclastics/tuffs, sheared and locally folded argillites and carbonaceous shales with lithosamples returning significant values up to 9.63g/t from silicified tuffs. Work will continue on this mineralized trend in 2016.

Mankono

On the Mankono permit to the SW of Fapoha, where the Senefou belt and the Boundiali belt structures intersect, the team discovered two styles of mineralization on the Gbongogo target. Trenching throughout the year confirmed 400m strike of wide, low grade ore which may be amenable to bulk mining. Trench results this year include: GBTR003 – 103m at 1.30g/t; GBTR007 – 73m at 1.80g/t; GBTR014 – 102.70m at 1.90g/t including 73.60m at 2.36g/t, 14.20m at 3.25g/t and 6.60m at 3.84g/t; and GBTR017 – 62m at 1.59g/t including 36.50m at 2.38g/t and 17.75m at 3.41 g/t. The mineralization is hosted in a quartz tourmaline stockwork in a silica-sericite altered coarse grained sediment. The presence of strong silicification and sericite with associated boxworks after sulphides are indications of the higher grade mineralization. The mineralized system is interpreted to be related in some way to the core of a fold hinge which lunges to the NE and its potential is to be tested by drilling in 2016. Lower grades were intersected in GBTR015: 59m at 0.46g/t and 28.50m at 0.33g/t and in trench GBTR016: 10.60m at 0.32g/t. A strong soil anomaly extends from these trenches over a strike of 2.6km and work is ongoing to define the continuation of the vein system.

Located 800m to the NE of the Gbongogo fold hinge target, the second style of mineralization is controlled by discrete dextral NS shears with moderate silicification and strong magnetite and coarse grained pyrite, located on the eastern limb of the regional fold. The best intersection to date is 23m at 1.25g/t including 7m at 3.05g/t with weaker intersections along strike, including 10.10m at 0.36g/t.

Boundiali

At Fonondara South, the target was progressed from a soil anomaly to a drill program as a result of strong results from trenching and pitting along the target. The mineralized shear zone, which dips steeply to the east, locates on the eastern margin of a massive andesite where it is in contact with interbedded tuffs and argillites.

Trenching and pitting exposed a wide zone of alteration (up to 57m) including 13m at 1.56g/t and 6m at 2.10g/t (open to the west) from FSTR011 in the south and 14m at 1.00g/t and 23m at 1.28g/t from FSTR012 in the center of the target. Follow-up work of a 2014 trench (FSTR008) which intersected 16m at 2.5g/t (including 11m at 3.49g/t) in the north of the target revealed that a flat structure appears to have placed barren material on top of a significant, steeply dipping mineralized zone which is up to 30m wide and which returned consistent high grade mineralization up to 16g/t. Further pitting 60m south of FSTR008 confirmed the flat structure and the high grade mineralization beneath it. Intersections from contiguous pits at 5m spacing across the target zone beneath the flat structure returned: FP442 – 6m at 5.36g/t (open at depth); FP423 – 7m at 4.68g/t (open at depth); FP424 – 7m at 7.24g/t (open at depth); FP425 – 7m at 3g/t (open at depth); FP428 – 4m at 4.51g/t (open at depth); and FP434 – 6.70m at 8.71 g/t (open at depth).

This surface work at Fonondara South defined a system which averaged 16m at 2.96g/t at surface over 1.5km strike at the margin of the Boundiali volcanic belt. To test this structure at depth, six diamond drill holes were drilled at 300m spacing along the full strike of the target and all intersected mineralization approximately 100m beneath the trenches. Best results were received from hole FSDH003 which returned 16.53m at 3.83g/t from 148.14m, including 7.40m at 5.88g/t in the main zone, and 8.83m at 28.62g/t from 188.07m including 4.10m at 61.05g/t from the first of two footwall structures. Other holes intersected more moderate grades up to 1.5g/t over similar widths within a large low grade carbonate/sericite alteration system which contains a phase of late quartz veining and extensive visible gold in a sequence of volcaniclastic rocks and carbonaceous shales. Pyrite, pyrrhotite and arsenopyrite are present in all mineralized zones.

Initial metallurgical test work shows the sulphides at Fonondara to be moderately refractory. However, flotation has been shown to improve the recoveries in the problematic shale ore to 81% from 40% through direct cyanidation. Direct cyanidation recovers 85% of the gold in the volcanic ore and 98% of the gold in quartz ore.

Nine kilometers along strike to the north of Fonondara, three additional diamond holes (750m) were drilled at the 3.5km long Sani target to test the wide alteration system intersected in previous trenching which returned best results of 12m at 3.90g/t, 6m at 6.27g/t and 10m at 4.12g/t. This drilling confirmed a wide and consistent low grade system with best results received from SNDH003: 54.41m at 1.21g/t (from 132.84m) including 9.45m at 3.28g/t within a +200m wide anomalous zone. Mineralization is linked to coarse grained pyrite and chalcopyrite and initial metallurgical tests conducted on the fresh material returned an average recovery of 87%. The problematic shale ore seen at Fonondara is not present at Sani.

At Fonondara North, pit results graded up to 5.96g/t from in-situ sheared saprolite, while fieldwork carried out during the year at Yama, (to the north of Fonondara) identified a 750m long mineralized structure through trenching and pitting with sheared and altered samples returning 15.40m at 0.81g/t including 4m at 2.32g/t, with values up to 7.11g/t in a trench and up to 11.80g/t in pits. This structure is part of a corridor that could extend over 4km.

A number of +10km soil anomalies with confirmed bedrock mineralization at Yama, Sani, Fonondara and Kassere, all along strike and all located along the Boundiali belt margin, highlight the significance of the structure as a large scale mineralized system with the potential to host world class deposits. Given these positive results and the scale and prospectivity of the Boundiali belt margin, a VTEM (helicopter EM, Mag and radiometric) survey over the Boundiali, Nafoun and Mankono permits was completed at the end of the year to improve the understanding of the regional setting of the Boundiali-Bagoe Belt, generate new targets and facilitate the reprioritization of existing targets. An earlier IP survey completed during the wet season over the 20km Fonondara-Sani corridor showed that there is significant potential to change the existing interpretation of the key structures and identify new targets with additional remote data.

At year end, the survey was nearing completion and is clearly confirming the extension of regional structures, including the southern extension of the Syama and subsidiary structures, through the permit and highlighting new areas of interest along the Fonondara structure.

Fapoha

At Fapoha, work progressed on the two main target areas, in the north of the permit and in the south, with both featuring multi kilometer long gold-in-soil anomalies at the sediment-volcanic lithological contact. At Ouboulo in the south, trenching over the 12km target returned best results of 27m at 1.20g/t including 6m at 2.36g/t and 5m at 2.87g/t from a brittle vein system in volcaniclastics in contact with massive andesites and a quartz-diorite intrusion. Structures are generally a thin fracture network associated with narrow shear bands developed at the margin of the quartz-diorite and the target was downgraded.

At Fapoha North, a 13km +50ppb soil anomaly in a right hand flexure of the target structure was further investigated at the end of the year by pitting. The pits returned consistently anomalous grade, with values up to 8g/t in saprolite over the full width and strike of the target, which is up to 170m wide. Three trenches were excavated at year end at a spacing between 1.2km and 1.4km, all sited over existing anomalous pits. Results from two of these trenches were received at the time of writing. Trench YOTR001 returned a wide mineralized zone of 108m at 0.40g/t, including 5m at 1.03g/t and 5.50m at 1.11g/t, whereas FTR002 yielded a low grade anomalous zone of 88m wide (open to the east) including 5m at 0.87g/t; 29.50m at 0.38g/t and 20m at 0.64g/t. Zones of mineralization in both trenches are hosted in a brecciated tuff in contact with a quartz diorite intrusion. Despite the low grades from initial trenches, the target is showing geological continuity between trenches and is confirmed as a wide, low grade mineralized system. Trenching will continue in 2016 to properly test the corridor along strike to the north and to potentially identify zones of dilation and higher grade mineralization in the structure.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

The Kibali project is located over a world-class gold belt in the Archean of northeast DRC where Randgold holds ground over 35km strike of the KZ structure, a regional mineralized trend which hosts the giant 17Moz KCD deposit with a banked LoM of over 10 years.

Brownfields

Megi

Scoping resource estimation work at Megi within a $1,500/oz pit shell produced 5.63Mt at 1.72g/t. The fourth quarter scoping model shows an 18% reduction in tonnes, a 5% increase in grade and 14% drop in ounces respectively when compared to the first quarter estimate of 6.8Mt at 1.64g/t. The changes are attributed to a more robust revised geological model, which indicates that mineralization remains open down-plunge to the NE, providing exploration upside. A commercial review comparing mining costs and benefits at Megi against other satellite deposits will drive the timing of infill conversion drilling.

The brownfields team completed the rebuilding of lithological, alteration and mineralization wireframes to enable the evaluation of a potential superpit option at Pakaka, Pamao and Bakangwe Aval for the Pakaka pit, while Kombokolo, Sessenge, Gorumbwa and Durba Hill were remodeled and combined for the KCD pit. Optimizations are in progress and results will guide further infill drilling around both pits.

Durba Hill

At Durba Hill, trenching returned anomalous intersections of 14m at 1.99g/t and 10.80m at 1.26g/t (both DBTR0004) and 10m at 3.03g/t (DBTR0003) all hosted in brecciated chert and siliciclastic BIF in the hangingwall of the dolerite above the KCD pit. Two holes were drilled on top of Durba Hill (between KCD and Gorumbwa) to test beneath the trench. Results returned (DHDD0001) 23.46m at 2.98g/t from 105.54m (including 5.16m at 8.30g/t from 105.54m) associated with silica carbonate alteration with pyrite, and is interpreted as being a plunging rod of mineralization. A second deeper hole intersected a broad 40m zone of weak alteration with thin intervals of strong silica carbonate alteration containing 15m at 0.15g/t from 113.7m (including 1m at 1.1g/t from 123m). It is interpreted that the follow-up hole clipped the edge of the mineralized rod which remains open down-plunge. Further drilling is planned for 2016.

Greenfields

KZ Structure

Understanding of the deformational history of the Kibali area, and more specifically the mineralized KZ structure, was advanced. The team focused on the key criteria used to identify targets along the structure and re-ranked them after ground truthing and field validation of information, based on the potential to host a new multi-million ounce standalone deposit or an economic satellite. The analysis and ranking exercise generated a portfolio of 28 targets. A ranking of the portfolio identified Kanga Sud (1), Ikamva-Kalimva (2), Sessenge SW (3), Oere-Libala (4), Tete Bakangwe (5), Megi (6) and Mengu Hill W (7) as the areas with highest potential of delivering a new multi-million ounce orebody.

In the KCD area work progressed on mapping the continuity of the folded F1 structure which marks the contact between clastic siliceous rocks with carbonaceous/ferruginous units in the KCD pit. The ore lodes of the KCD deposit occur close to this faulted contact around the hinges of a recumbent F2 fold which has been over printed by a second fold event, both of which have NE plunging hinges, thought to control the distinctive rod-like nature of the mineralized lodes at Kibali. These recumbent folds may be a more regional feature and are likely to be blind and a number of conceptual targets exist where fold hinges are interpreted to locate.

Tete Bakangwe

At Tete-Bakangwe, which is an old artisanal pit 4km from the plant, trenching returned significant results including 11.3m (true) at 2.04g/t, 37.35m (true) at 4.1 g/t and 24.68m (true) at 1.59 g/t containing at least four higher grade mineralized lenses in BIF and metaconglomerate which plunge to the NE, with potential to provide mine schedule flexibility through high grade oxide resources. The lenses are associated with folded ironstone units cut by NE trending structures, creating a 150m wide corridor of deformation and low grade mineralization where strong rotation of the regional foliation from the NW trend to the SW creates dilation. Down-plunge opportunities exist as does the potential for repeated mineralized lenses to the southwest towards the historic Agbarabo open pit.

An estimation based on old drill holes and new trench results gives an oxide potential of 30koz at 4.5g/t in a conceptual $1,500/oz pit shell which will be drill tested in 2016.

Sessengue SW

The Sessengue SW target is located 350m south of the Sessengue pit where folded ironstones with lithosamples to 10.7g/t are located. Historical drill results from the target area include 22m at 1.95g/t and 8m at 1.9g/t. In 2015 results received from trenches excavated across targets returned intersections of 22m at 4.01g/t including 12m at 6.36g/t (STR0002) and 12m at 1.5g/t, 28m at 3.18g/t and 40.5m at 3.76g/t on ironstone units in the targets area.

These trench intersections, combined with results from an auger program and a ground magnetics survey across the target, helped define four areas with the potential to host at least four higher grade mineralized lenses in banded ironstone and metaconglomerate which plunge to the NE. The target area has not been adequately tested by deep drilling, and upside opportunities clearly exist for subsurface continuation of the lenses which may lead to the discovery of new 9000 lode style mineralized systems.

Ikamva Kalimva

Ikamva is considered to be one of the more prospective parts of the KZ structure with structural similarities to KCD. Eight trenches were excavated during the year to investigate the extent of mineralization and geological controls in the priority Zone 1 target area. Trenches mostly returned thin intervals of mineralization associated with ironstones, with one trench (IVTR0003) returning significant mineralization of 9.1 m at 3.24g/t from 72.9m and 11m at 3.87g/t from 88m, 18m at 1.51g/t from 122m and 16m at 1.18g/t from 142m. Drilling beneath this trench failed to confirm the continuity of mineralization but did highlight the potential at Ikamva, where there are several small Belgian pits. Further work planned on the target includes field mapping to upgrade the interpretation and to identify key controls on high grade mineralization.

Prospect scale mapping and sampling at Kalimva, an old Belgian mine, confirmed the NNE trending shear corridor hosting rod/augen shaped mineralized alteration zones plunging at 30 degrees to the NNE. The down-plunge extension of mineralization in the old pits was tested by previous diamond drilling programs with mixed results but structural and lithological observations in 2015 suggest a vertical system, rather than the east dipping model tested previously, indicating exploration upside to be tested in 2016.

Regional

In the past year, two joint venture agreements were concluded in the DRC: Loncor and Devon Resources, which both hold permits over the Ngayu Archean greenstone belt, some 200km to the southwest of the Kibali project. The belt hosts a multitude of exploration opportunities and despite limited historical exploration work hosts resources of nearly 3Moz. The agreements give Randgold exclusive exploration rights over the majority of the Ngayu belt where it already holds 752km2 under the KGL Isiro joint venture. The new agreements cover a total land area of 2,200km2. Randgold has negotiated the right to earn up to 65% of each of the three projects through the completion of prefeasibility studies.

The newly signed joint venture agreements bring Randgold’s total groundholding in northeast DRC to 6,000km2 (including Kibali) and is a significant expansion to its footprint in an area it believes to be one of the most prospective on the continent. This work paves the way for regional sampling programs across the area in 2016 designed to collect detailed geochemical and geochronological data which will be used to define the most prospective belts and structures on this part of the craton.

MINERAL RIGHTS AND ORE RESERVES

Table of mineral rights at December 31, 2015:

COUNTRY	TYPE[1]	AREA	EQUITY
		(km²)	(%)
MALI
Loulo	EP	263	80.0
Gounkoto	EP	100	80.0
Morila	EP	200	40.0
Bena West	EEP	22	90.0
Bakolobi[2]	EEP	120	Earn in minimum 51%
Djelimangara[2]	EEP	55	Earn in minimum 51%
Djelimangara West[2]	EEP	48	Earn in minimum 51%
Sebesounkoto[2]	EEP	29	Earn in minimum 51%
Sebesounkoto Sud[2]	EEP	28	Earn in minimum 51%
Djidian	EEP	325	90.0
Kobokoto Est[2]	EEP	100	65.0
Koussikoto[2]	EEP	37	65.0
CÔTE D’IVOIRE
Nielle	EP	751	89.0
Boundiali	EEP	1,320	81.0
Mankono	EEP	704	81.0
Tiorotieri[2]	EEP	86	89.0
Kouassi Datekro N	EEP	350	89.0
Kouassi Datekro C	EEP	396	89.0
Fapoha North[2]	EEP	387	81.0
Fapoha South[2]	EEP	398	81.0
Tengrela South	EEP	400	81.0
SENEGAL
Kanoumba	EEP	506	90.0
Miko	EEP	61	90.0
Dalema	EEP	301	90.0
Tomboronkoto	EEP	225	90.0
Bambadji[2]	EEP	236	Earn in minimum 51%
DEMOCRATIC REPUBLIC OF CONGO
Moto Belt[2]
11447	EP	227	45.0
11467	EP	249	45.0

COUNTRY	TYPE[1]	AREA	EQUITY
		(km²)	(%)
11468	EP	46	45.0
11469	EP	92	45.0
11470	EP	31	45.0
11471	EP	113	45.0
11472	EP	85	45.0
5052	EP	302	45.0
5073	EP	399	45.0
5088	EP	292	45.0
Ngayu Belt[2]
1796	EEP	97	Earn in minimum 65%
1793	EEP	196	Earn in minimum 65%
1794	EEP	198	Earn in minimum 65%
1797	EEP	157	Earn in minimum 65%
1798	EEP	185	Earn in minimum 65%
1800	EEP	168	Earn in minimum 65%
1801	EEP	167	Earn in minimum 65%
1802	EEP	163	Earn in minimum 65%
1803	EEP	147	Earn in minimum 65%
1804	EEP	124	Earn in minimum 65%
1805	EEP	175	Earn in minimum 65%
1806	EEP	86	Earn in minimum 65%
1807	EEP	119	Earn in minimum 65%
2226	EEP	137	Earn in minimum 51%
2227	EEP	137	Earn in minimum 51%
2229	EEP	126	Earn in minimum 51%
2230	EEP	155	Earn in minimum 51%
2231	EEP	197	Earn in minimum 51%
12976	EEP	71	Earn in minimum 65%
12984	EEP	20	Earn in minimum 65%
12988	EEP	70	Earn in minimum 65%
12982	EEP	7	Earn in minimum 65%
12975	EEP	6	Earn in minimum 65%
12986	EEP	111	Earn in minimum 65%
12990	EEP	11	Earn in minimum 65%
Isiro Belt
2285	EEP	197	Earn in minimum 51%
2286	EEP	185	Earn in minimum 51%
2287	EEP	183	Earn in minimum 51%
2288	EEP	173	Earn in minimum 51%
2289	EEP	195	Earn in minimum 51%
2290	EEP	189	Earn in minimum 51%
2291	EEP	191	Earn in minimum 51%
TOTAL AREA		12,307

1 EP Exploration Permit

EEP Exclusive exploration permit

2 Subject to a joint venture agreement.

Annual ore reserve declaration at December 31, 2015

At								Attributable
Mine	Category	Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Gold (Moz)
		2015	2014	2015	2014	2015	2014	2015	2014

ORE RESERVES

Kibali								45%	45%
	Proved	4.0	5.4	1.8	1.8	0.2	0.3	0.1	0.1
	Probable	76	78	4.3	4.3	10	11	4.7	4.8
Sub total	Proved and Probable	80	83	4.1	4.1	11	11	4.8	4.9

Loulo								80%	80%
	Proved	8.6	2.2	4.5	1.8	1.2	0.1	1.0	0.1
	Probable	23	31	4.7	4.8	3.4	4.7	2.7	3.8
Sub total	Proved and Probable	32	33	4.6	4.6	4.7	4.9	3.7	3.9

Gounkoto								80%	80%
	Proved	4.1	4.4	3.1	3.8	0.4	0.5	0.3	0.4
	Probable	16	18	5.2	4.6	2.7	2.6	2.2	2.1
Sub total	Proved and Probable	20	22	4.8	4.4	3.1	3.2	2.5	2.5

Morila								40%	40%
	Proved	-	0.02	-	4.0	-	0.003	-	0.001
	Probable	15	13	0.6	0.7	0.3	0.3	0.1	0.1
Sub total	Proved and Probable	15	13	0.6	0.7	0.3	0.3	0.1	0.1

Tongon								89%	89%
	Proved	8.2	7.1	2.3	2.2	0.6	0.5	0.5	0.4
	Probable	18	23	2.4	2.4	1.4	1.7	1.3	1.5
Sub total	Proved and Probable	26	30	2.4	2.3	2.0	2.2	1.8	2.0

Massawa								83%	83%
	Proved
	Probable	21	21	3.1	3.1	2.0	2.0	1.7	1.7
Sub total	Proved and Probable	21	21	3.1	3.1	2.0	2.0	1.7	1.7
TOTAL RESERVES	Proved and probable	194	201	3.6	3.6	23	24	15	15

The reporting of ore reserves is also in accordance with SEC industry Guide and JORC 2012 Code and as such are reported to the second significant digit.

Reserve pit optimizations are carried out at a gold price of $1,000/oz for all pits.

Underground ore reserves are also based on a gold price of $1,000/oz. Dilution and ore loss are incorporated into the calculation of reserves.

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

SOCIAL RESPONSIBILITY AND ENVIRONMENTAL SUSTAINABILITY

Sustainability Governance

We have implemented policies and procedures to ensure we engage effectively with our stakeholders and for identifying and reporting on sustainability risks and opportunities.

Management of sustainability

We have a wide range of policies, processes and people in place to ensure we identify and manage the risks and opportunities that sustainability factors present to our business, and to ensure we engage effectively and transparently with all our stakeholders.

Our sustainability governance starts at the top and it is our board who holds ultimate responsibility for our performance in this area. Key to this is the environmental and social oversight committee, which meets quarterly and is chaired by our CEO. Sustainability considerations play a key part in all our decisions, for example in 2015 our verdict not to proceed with a potential investment opportunity was made, in part, because we did not feel the project met our sustainability criteria.

We also have three high level executives who drive our work on community relations, health and safety, environmental management and sustainability reporting. Two of these are West African nationals, in keeping with our ambition to have host country nationals involved at the highest levels of management in our company. To avoid a hierarchical structure these executives report directly to our chief operating officers (who sit above the mine general managers). This helps provide an important layer of independent sustainability oversight. It also helps to integrate sustainability into the DNA of our company, ensuring that it is not reliant on one person or one department.

While responsibility sits at the top, our management of environmental and social issues also flows from the ground upwards. Hence our extensive stakeholder engagement program (see “—Stakeholder engagement” below) and the participation of our CEO in regular mass meetings with employees, and open forums with community chiefs and other local representatives. Such meetings are a lively, vigorous and important part of our governance of sustainability.

Where appropriate, we also include achievement of sustainability targets as a component of bonus based remuneration packages. For example, part of both our CEO’s and CFO’s annual bonus payments are dependent on the group achieving a Lost Time Injury Frequency Rate of below 1.0. From 2016, the maximum bonus is only payable if the LTIFR is zero. Similarly, part of the CEO’s and CFO’s bonuses are linked to achieving the target of zero class 1 environmental incidents.

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

Stakeholder engagement

Our stakeholder engagement program is an integral part of our governance of sustainability and vital to ensuring our business creates value for all stakeholders. We classify our stakeholders into eight groups, and believe that keeping open an ongoing two way dialogue with each of these diverse constituencies is critical to the success of our business.

We engage with our stakeholders in a variety of ways, including our annual Materiality Assessment (see “—Materiality assessment” below) and through both formal and informal meetings and mechanisms, including correspondence, roadshows, open forums and local consultations. For example, at Kibali we present the quarterly results to our local stakeholders and in 2016 we are looking to expand this practice across all our operational mines. We also present our annual report and sustainability report to our host communities each year.

Our aim is to be receptive and flexible to the feedback we receive through our stakeholder engagement program. For example at Kibali in the DRC in 2015, based on input from government authorities, village chiefs, community representatives, local businessmen, civil society and the local Roman catholic church, we drafted and signed a formal Memorandum of Understanding (MOU) with the local community. This acts as a social contract of peace and is the first time we have done this with a local community.

Materiality assessment

An important element of both our stakeholder engagement and risk management approach is a strategic prioritization of sustainability issues which we undertake each year.

This is undertaken in line with guidance set by the Global Reporting Initiative’s (GRI) G4 Standard for sustainability reporting. The Materiality Assessment sees us survey both internal and external stakeholders to ask what they perceive our most critical sustainability risks to be.

This year’s Materiality Assessment identified 19 priority sustainability issues for 2016, of which seven were categorized as highest priority.

Issues in the top ranking cut across a range of themes including environmental, human capital, social and governance factors. Safety, cyanide management, water pollution and community engagement were all identified as highest priority issues in both 2015’s and 2014’s Materiality Assessment – and this report discusses in depth how Randgold has approached each of these challenges. This year’s Materiality Assessment also produced an additional three top priority issues: closure planning, revenue transparency and community development and investment. In this report we discuss our strategy, policy, performance and plans in all these areas.

The results also introduced three new issues within the medium priority category compared to 2014. These are: occupational health, attracting and retaining staff and security forces. Five issues dropped below the medium priority line compared to last year: artisanal mining, community grievance mechanism, corporate governance, indigenous populations and waste management, although we will continue to monitor, manage and report on all of these.

One of the most useful outcomes of the Materiality Assessment exercise is that it helps the Randgold team to identify where gaps in perception exist between internal and external stakeholders, thus helping ensure we understand all our stakeholders’ needs and maximize the benefits we bring to them.

This year’s assessment showed a reasonably high level of convergence on the issues that both internal and external stakeholders view as highest priority. For example safety, occupational health, skills transfer and training and water pollution all featured in the top third of priorities for both groups.

Economic development

Strategy and policy

We recognize our responsibilities and seek to create shared economic value for all stakeholders. As well as paying all relevant taxes, we include the governments of our host countries as part owners on all our mines (the states of Mali, Côte d’Ivoire and the DRC all have stakes of at least 10% in our respective mines) so we also contribute to national treasuries through dividends and royalties. We are fully transparent about all payments and sign long term agreements within mining code obligations that include commitments to leave behind a thriving legacy after a mine’s closure.

Our performance

Our contributions to host countries in 2015 have been significant. This year’s payments bring Randgold’s total contributions to host countries via taxes, royalties and dividends to over $2.5 billion.

Most of our host country economies are heavily dependent on natural resources and we also work with these governments to support them in their efforts to diversify their economies, for example by facilitating foreign investment. In 2015, this has included our investments in agribusiness and support for small and medium sized enterprises through our preferential procurement system and business mentoring.

As well as being fully transparent about our revenues and economic footprint, we strive to encourage high standards of corporate governance and transparency in our countries of operation, with the aim of helping them attract other world-class companies to invest there. We are pleased that as of July 2014 all our countries hosting operational mines – Mali, Côte d’Ivoire and DRC – have been compliant with the Extractive Industries Transparency Initiative (EITI).

Further to this, we were encouraged to see all our host countries improved their ranking in the 2015 World Bank Ease of Doing Business survey. This sends a powerful message to international investors that the business environment in our host countries continues to improve and welcomes world-class businesses.

Investing in infrastructure

One of our most critical contributions to the economic development of our host countries is our investment in vital infrastructure which both makes our mines viable and lays the foundations for future growth in the regions in which we operate. We have invested approximately $700 million in host country infrastructure during the last five years, from bridges to broadband, new roads networks to new power networks.

Examples of vital infrastructure include a $40 million project during the construction of our Tongon mine to introduce overhead power lines to connect the Tongon region to the national electricity grid, a venture which both helped us reduce our reliance on expensive thermal energy and diesel generators and succeeded in lighting up an isolated region of Côte d’Ivoire. In the DRC, we are investing in the construction of three hydropower stations which will power up to 90% of our Kibali mine and leave a community legacy that outlasts the mine. 2015 also saw us complete the construction of a new customs house on the Senegalese-Malian border, one of the vital routes to our Loulo-Gounkoto complex.

Community development

Strategy and policies

All our mines need the support and goodwill of the communities in which they are based to be able to operate successfully. We aim to build strong and transparent relationships and view each community as a partner who can provide us with talented employees, a secure environment and local knowledge and who can use us to build better local health and education facilities and more prosperous local economies.

Our guiding policy in this area is to empower each community through the creation of community development committees (CDCs). Each CDC consists of a representative mix of local leaders, women and youth delegates and others and is empowered to decide how best to spend an annual community investment budget within the five broad sustainable development categories of education, primary health, food security, potable water and local economic development.

Similarly, where we invest in a new facility such as a school, health clinic or fresh water well we also work closely with the CDCs or local authorities to ensure that it can be maintained after the mine has closed.

Our performance

The amount invested through community development committees increased by over $3.6 million in 2015, a rise of 136% on the previous year. This has led to a range of vital investments in health, education, local economic development, food security and drinking water projects across all our host communities.

Some highlights for each mine’s surrounding communities in 2015 include:

•	Tongon (Côte d’Ivoire) – Included over $100,000 on health projects, over $60,000 spent to construct new classrooms and $30,000 on new computer facilities in schools. The Tongon community was honored by the visit of the President of Côte d’Ivoire and the Minister of Agriculture in 2015 who observed progress at the agribusiness development projects.
•	Gounkoto (Mali) – Included a $1.4 million investment to develop an agribusiness college, around $50,000 to build a new school in Batankoto village, $14,000 for a tractor for community use and improvements to roads and local water supply.
•	Loulo (Mali) – Examples of projects include over 18 water boreholes drilled or rehabilitated, $50,000 to construct three classrooms in Dabara, over $23,000 on medical supplies for the community and a major infrastructure investment to improve the customs offices at the nearby Senegalese border.

•	Kibali (DRC) – Included major constructions such as a new livestock training center and community complex housing sporting facilities. Over $30,000 for a maternity center and ultrasound room in Watsa Hospital, 19 drinking water projects, major repairs and renovations to several schools and an investment of over $500,000 to establish long term microfinance facilities. The focus is also shifting at Kibali to viable business projects, with a total of $1 million spent on local economic development initiatives.
•	Morila (Mali) – An increase of over $1 million in investment in this community helped cover the growth of agribusiness projects and additional community electrification initiatives such as the installation of a solar powered water pumping system at a women’s market garden and electrification of the new youth center. Investments also included over $30,000 on new borehole construction, improvements to waste management at local hospitals and contributions to community radio and local soccer facilities.

Protecting human rights

Strategy and policies

Randgold is committed to upholding fundamental human rights with everything we do, and wherever we operate. We have never been subject to any allegations of serious human rights abuses or breaches of humanitarian law throughout our 20 years of operation.

We have a detailed Human Rights Policy and Conflict Free Gold Policy, both available on our website, that cover all aspects of our business including, but not limited to, areas of employment, resettlement, engagement of private security forces and our work with suppliers. These policies are a part of induction for all relevant staff and ensure that our mines do not provide benefits to any armed groups who have committed or been credibly accused of human rights abuses.

We also recognize that we do not operate in a bubble, but as part of an economic value chain where we can have influence. Therefore we also try to proactively encourage respect for human rights by including human rights clauses within all our supplier contracts – putting a legal duty on contractors both large and small to comply with our zero tolerance policy in areas such as bribery or child labor. We monitor compliance with these clauses, alongside all our terms and conditions, as part of our annual inspections of suppliers.

Safety

Strategy and policies

Safety is a top priority for Randgold and we are determined to create an injury and fatality free working environment. It is vital that our employees can come to work every day knowing they will be in a safe environment, and contributing to the wellbeing of their colleagues.

We have robust safety systems in place at all mines and use the internationally recognized OHSAS 18001 safety standard to guide and inform our practices. For example, we use a hierarchy of control to help manage our safety risks. We first seek to eliminate known hazards; where hazards cannot be eliminated we look to technology and mechanization of processes to reduce exposure to risk and finally where exposure to risk cannot be removed we ensure we manage those risks with careful administration and monitoring, including the compulsory use of personal protective equipment. Our policies also include assessments of specific safety risks for each part of the mine, holding daily toolbox safety briefings in each department and having detailed procedures and training modules in place for areas such as chemical hazards.

Each site has an emergency response team, including a mine rescue team where we have underground operations. All our underground operations have a number of refuge chambers where workers can seek shelter in the event of rock fall or cave in. This includes 15 such refuge chambers at our Loulo mine which we believe is the largest number for any mine in West Africa.

The core of our approach to safety is to ensure each individual takes responsibility for the safety of themselves and those around them. To create this safety culture we include safety training as a critical part of induction for every employee and contractor, we hold regular audits to check employees’ understanding of safety behaviors, and all staff are encouraged to think proactively about safety risks. For example we encourage a right to refuse i.e., to challenge supervisors if they feel that appropriate equipment or other safety measures are not in place before doing a job.

If an incident occurs, the safety, health and environment (SHE) department on each mine analyses the incident and works to ensure appropriate remedial actions are taken. They also ensure that illiterate employees are fully briefed on the meanings of written procedures and signs in their native language, an important consideration in some of the underdeveloped areas in which we operate.

We also have a zero tolerance policy towards drug or alcohol abuse and unsafe behavior on site.

Our performance

Unfortunately we suffered one fatality in 2015. The incident occurred at our Tongon mine in January where a foreman in the contract mining team was the victim of a tractor crash in the pit. An in-depth investigation into the incident has been conducted and remedial actions were implemented to prevent such an accident occurring again have included a prohibition of the use of tractors in the pit, defensive driving sessions for all operators on how to respond in extreme situations, and reminder sessions on the importance of conducting thorough mechanical checks on relevant equipment.

After achieving a record decline in our group’s Lost Time Injury Frequency Rate (LTIFR) in 2014, to 0.47 per million hours worked, we saw the rate rise to 0.59 per million hours worked in 2015 – the first increase in LTIFR since 2010. Although this is a disappointing increase, the LTIFR rate still remains low – and is more than 50% below the average rate from the last five years. The rise can be partially attributed to an increase in the number of Lost Time Injuries at our Tongon mine in particular (from zero to four), some of which were related to contractors at the facility. We are determined to bring the rate down again in 2016 and measures to improve safety will include looking at additional training and the introduction of new disciplinary measures which increase the accountability of employees and contractors for unsafe behavior.

To further improve safety we also began piloting the safety software, MyOSH, at our Loulo operation in 2015. MyOSH allows us to record all safety information for each employee. This means we are notified when pre-safety checks are not carried out or when refresher training is required, thus providing a useful additional tool to our management. We plan to expand the trial of MyOSH to Gounkoto in early 2016, and across all our sites if the trial is successful.

Group lost time injury frequency rate

We are pleased to report that both our Morila and Gounkoto mines recorded zero lost time injuries during 2015, the second year in a row Gounkoto has achieved this milestone. Another significant achievement was a 25% drop in the Total Injury Frequency Rate (LTIFR) across the group in 2015, thanks largely to a 34% decrease in medical treatment injuries (MTIs).

We were also encouraged by a rise in near misses in 2015. These are incidents where no personal injury or property damage was sustained and reporting them triggers remedial actions that can prevent future accidents. Perhaps counter-intuitively, we see a rise in near misses as part of a positive trend towards encouraging a culture of incident awareness and increased reporting of incidents.

Group Safety Performance
	2015	2014	2013
Total labor[1]	11,348	12,341	15,373
Person hours	25,518,122	27,583,588	35,246,260
LTIs[2]	15	13	20
LTIFR[3]	0.59	0.47	0.57
Fatalities	1	1	1
TIFR[4]	6.90	9.26	8.37
Near misses	211	189	128

[1]	Including persons employed by our contractors calculated as an average over the year.
[2]	Defined as injuries that occur in the execution of duties which prevent our workers from performing those duties for at least one day.
[3]	Number of LTIs per million person hours worked.
[4]	Number of LTIs plus medical treatment injuries (MTIs) per million man-hours worked.

Individual Mine Level Safety Performance
	Loulo		Gounkoto		Morila		Tongon		Kibali
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Person hours	5,769,169	6,410,729	2,117,943	2,152,358	2,138,655	2,697,840	4,849,840	4,628,717	10,642,515	11,693,944
LTIS	5	4	0	0	0	3	4	0	6	6
LTIFRs	0.87	0.62	0	0	0	1.11	0.82	0	0.56	0.51
Fatalities	0	0	0	0	0	0	1	0	0	1
Near misses[1]	52	29	45	36	4	6	41	34	69	85

[1]	Restated as value reported previously was the number of property damages.

Discovering and developing local talent

Strategy and policies

A central tenet of our employment strategy is to attract the best candidates from our host countries and communities providing them with world-class training and genuine opportunity to progress. It is a strategy that enables us to benefit from an efficient and effective workforce, at a relatively low cost base compared to other peers, while also playing an important role in building strong community relations and a secure environment for our mines.

It also provides us with a loyal workforce and we take pride in our staff retention rates.

Our policy to prioritize host country nationals means that for every role we seek to place someone with the right level of skills from first the local region, then the host country, then sub-Saharan Africa and beyond. We have a target to maintain the number of nationals in our workforce above 80% and we place a high priority and considerable resources into nurturing talent and skills for long term development.

During recruitment we use a variety of tools such as psychometric and other tests to assess the skills and competencies of all candidates and to match the best ones with the right roles. We then use a combination of both formal and informal training to progress careers and employee excellence. Informal training includes skills shadowing, mentoring and on the job training which most employees engage in to a large extent. We also have several formal training partnership arrangements in place with the universities of Pretoria, Cape Town and Abidjan.

We also run a stagiaire industry placement program giving students from host country colleges opportunities to work on our mine sites for up to 12 months. This helps us to both identify and recruit some of the most talented individuals from our countries of operation and provides essential work experience to graduates.

Our performance

We had a total workforce of 10,905 in 2015, of which 92% of operational staff were host country nationals. We continue to have high retention rates. For example, at mines such as Loulo and Morila that have been in operation for over a decade, over 85% of employees have been with us longer than 10 years.

One of our key targets is the development and progression of host country nationals into management positions and as of 2015 the entire management teams at Morila, Loulo and Gounkoto consisted completely of Malian nationals. A total of 17 senior management roles were transferred from expatriates to host country nationals this year.

Owner mining

As part of our commitment to investing in host country nationals we also introduced a shift to owner mining at Loulo’s underground mines in 2015. While underground mining activities have always been under management control, owner mining means that rather than relying on outsourced labor and contract staff (who are usually expats) to fulfil the underground mining function, work is now completed by our own employees. This process has required the short term hire of over 90 international experts (down from 131 before owner mining) on rolling contracts but ultimately will lead to a more highly skilled local workforce and then a subsequent reduction in the number of expatriates on underground operations.

Beyond the benefits of increased employment opportunities and knowledge transfer for our local communities, owner mining also makes good sense for us as a business. It allows us to eliminate any duplication of functions on site and to reduce our reliance on more expensive expatriate labor. We anticipate the cost reductions of the shift to owner mining to be about 10 to 15% on relevant costs.

Training the future

We spent more than $1.3 million on formal training for 302 employees in 2015 with rising stars gaining certification in areas such as rock mechanics, arc welding, pump installation and maintenance, waste management and the finance for non-financial managers program run by University of Cape Town’s Graduate School of Business. We continue to build good relations with universities in our host countries and established a partnership with the Ferke Technical Institute at the University of Abidjan in Côte d’Ivoire in 2015.

More than 600 stagiaires have attended practical training sessions across all our operations in the last two years with a total of 80 being recruited after graduation, either with the operation itself or by our subcontractor companies.

On the executive development side, a number of senior group executives as well as senior operational managers are scheduled to attend management development programs and executive development programs at UCT, Stellenbosch University as well as the Harvard School of Business.

This year also saw the introduction of a $1 million state of the art underground vehicle training simulators at Loulo.

Gender diversity

We are an equal opportunity employer, with transparent non-discrimination policies in place. However one of the challenges we face in this area is that within our countries of operation gender norms, cultural traditions and legislative barriers can all work against attracting women to work in the extractives sector.

In 2015, a total of 5.5% of our total workforce were women – with the highest numbers of women employed at our Kibali and Tongon mines. To help ensure local women also benefit from our presence in the community, we also support activities targeted at supporting and developing employment opportunities for local women. In 2015 these included the creation of women’s market gardens around all our mines and the provision of training to women on the use of grain mills as well as soap and jam making. This has provided many local women with a steady source of income. We hope that over the medium term some of the community initiatives we support that help empower women in the community may help meet this challenge.

Inducing stable industrial relations

Strategy and policies

We see our employees as key partners in our business, and this is the foundation of our industrial relations approach.

All employees are free to join unions and all our host countries have the right of freedom of association enshrined in law. We recognize all groups that legitimately speak for our workers and meet with union representatives at each mine site on a monthly basis. Union representatives also attend monthly management cost reviews, quarterly board meetings, participate in regular dialogues with each mine’s general manager and sit in on strategic planning sessions.

Further to this our senior management have an open door policy for staff, who are encouraged to make contact by email with any concerns they have. Our CEO Mark Bristow also holds mass meetings twice a year at each mine. All staff are invited to attend these public forums and they provide an important opportunity for staff to raise issues or ask any questions they feel important directly with the CEO.

Each mine has a Mine Level Agreement (MLA) agreed between the unions and management which sets out mutually agreed rules for each mine on detailed items such as salary increments or the parameters of acceptable behavior in a strike situation. MLAs are reviewed every three years.

Our performance

For the most part industrial relations across all our sites have been calm and productive in 2015. In total there were three days of work lost to strike action over the course of the year, all coming from a strike at the Loulo- Gounkoto complex in June 2015. The biggest factor behind this strike was a combination of misinformation about the financial position of the mine – which led to some calls for unreasonable salary increases – and competition between two unions to help shore up membership.

Key to our resolution of this strike action, and an important foundation for avoiding a repetition, was the introduction of an extensive communication campaign at all mines to give specific and honest information about the revenue and profitability of the mine to all employees (rather than allowing such information to be disintermediated by union representatives). The agreement signed with the unions as part of the resolution also saw us introduce three new salary premiums to those employees with exposure to dirt, dust and danger.

Managing health risks

Strategy and policies

In order to perform to the best of their abilities our workforce needs to be healthy and well, and more than this they need to be free from worry about the health and wellbeing of their families and communities. This provides a compelling business case for us to invest in much needed local healthcare facilities and initiatives when it comes to both occupational and community health.

Our health policy is to provide free basic healthcare to employees, their immediate family and community members within a 10km radius of each mine. In order to achieve this we build a number of health clinics on each mine and in surrounding communities – with the aim being to pass control and responsibility for the community clinics over to local authorities once they are established.

Our clinics work to prevent and treat both occupational health hazards, such as dust inhalation and noise exposure, and priority community health issues. The latter are defined by the independent baseline study that we commission at the feasibility stage of our projects and include standalone programs to combat malaria and HIV/AIDS. In the last year we have also worked in partnership with local authorities and international organizations to combat the threat of Ebola in our host regions.

In order to ensure a continual quality improvement of our health care delivery, our senior medical officers, under the supervision of our chief medical officer, reviewed the health service provision of our operations. This looked at aspects such as strategic planning, infection control, patient care and emergency preparedness.

Our performance

During 2015 our clinics conducted over 80,000 medical consultations for employees and individuals in our host communities. About 31 % of these were received by local community members or employees’ family members, reinforcing the value of our health investments to our host communities as well as to our workforce. The bulk of consultations were for malaria, diarrhea linked diseases and respiratory conditions.

Total medical consultations in 2015
Total number of medical consultations	80,758
Employees	69%
Employee dependents	18%
Local community	13%

Occupational Health

Gold mining has a number of inherent occupational health risks. Processes at the plants and in the pits and underground are noisy and there can be exposure to dust and hazardous chemicals. These exposures can build-up over time into significant health risks for our employees and therefore need to be constantly and carefully monitored and managed.

We take a number of steps to prevent these risks, including regular site risk assessments and prework and periodic medical checks for employees. The annual medical checks monitor employees for any signs of afflictions such as hearing loss, respiratory issues, heavy metals in the blood, silicosis and tuberculosis. Staff who are regularly exposed to chemicals and other hazards also receive biological and radiation testing. Our assessments of safe exposure levels are based on internationally recognized monitoring standards, including the American conference of Governmental Industrial Hygienists (ACGIH), while our health and safety management systems are set up to comply with OHSAS 18001 requirements.

As detailed in the earlier safety section of this report we use a detailed hierarchy of control to minimize exposure to hazards across the workplace. This also includes regular training and checks to ensure that the materials and equipment to deal with traumatic, toxic and cardiovascular emergencies are in place and functioning well. All employees must pass minimum standards of fitness in order for their job to be performed safely and a zero tolerance approach is taken to those who fail to use their personal protective equipment (PPE).

Wherever possible we also look to use advances in equipment and technology to help reduce or eliminate occupational health risks.

Environmental management

The ore we extract, the water and energy we use, and the climate we operate in, are all dependent on a thriving natural environment. Being careful environmental stewards is therefore a crucial building block of our business. On top of this, by maximizing energy efficiency and recycling water and waste we help keep our costs down.

The importance of strong environmental management was reflected in our 2015 Materiality Assessment with issues of cyanide management and water pollution ranked as highest priority issues, and air pollution and environmental incidents also ranking high in importance among both internal and external stakeholders.

We have clear policies in place to monitor and minimize all our negative environmental impacts at every stage of the mining lifecycle. We conduct environmental and social impact assessments (ESIAs) during the feasibility stage of all our projects, and once a mine is operational we put in place an environmental management system (EMS) to manage all identified risks in accordance with both national regulations and international standards such as the IFC Performance Standards on Environmental and Social Sustainability. We use the global best practice standard ISO 14001 to help set the criteria for each EMS and as of 2015 all our operations are now certified to the ISO 14001 standard with Kibali granted certification for the first time. We also conduct independent external audits to ensure our compliance.

We are committed to transparent reporting of our environmental impact and as well as offering details publicly in this report we provide environmental data to the Carbon Disclosure Project (CDP) each year. The climate change score awarded to Randgold by CDP for our disclosure of environmental data rose by 40% from 64/100 in 2014, to 90/100 in 2015.

We report on five key areas of environmental management performance: environmental incidents, energy and climate change, water and air quality, waste management and biodiversity.

Environmental incidents

One of our key performance indicators in this area is the number of environmental incidents at each site. We record three types of environmental incidents and in 2015 had zero Class 1 incidents (i.e., major incidents resulting in significant injury, damage or death); 11 Class 2 (i.e., medium) incidents and 85 Class 3 incidents.

The lack of major incidents and 45% reduction in Class 2 incidents is encouraging and reflects a renewed focus on daily environmental management in 2015. An example of a Class 2 incident in 2015 included the overflow of a detoxification pond at Loulo’s tailings dam after very high rainfall. The incident was quickly rectified and water quality tests taken downstream immediately after the incident to check there had been no contamination. Our only Class 1 environmental incident during the last five years occurred in December 2014 at our Tongon mine in Côte d’Ivoire. The incident involved a burst tailings pipeline, and significant focus in early 2015 was placed on ensuring this incident was comprehensively dealt with. Remedial activities in 2015 have included the implementation of an action plan in conjunction with the Ivorian government’s anti-pollution body, CIAPOL. A full sign off from CIAPOL to show that all damage has been rectified is anticipated in the first quarter of 2016.

Class 3 incidents refer to minor events such as a small leak in a pipe within site boundaries. High numbers of Class 3 incident reports are not necessarily a bad thing as they indicate increased employee awareness of environmental impact and we use them as an early warning reporting system which, when appropriately and promptly attended to, can help to prevent more serious incidents from occurring.

No significant environmental fines or non-monetary sanctions were imposed on any of our operations during 2015.

Energy and emissions

Our gold mines rely on a secure and plentiful supply of energy in order to manage everyday operations, creating a significant cost to our business. Thus, our policy to continuously improve energy efficiency and increase access to clean energy sources helps us create tangible business value. By reducing our greenhouse gas emissions these efforts also help future proof our mines as the world transitions towards a low-carbon economy.

Since 2010 we have been implementing a five year energy strategy which has included elements such as:

•	Improving the amount of hydropower in our energy mix with the creation of three hydropower plants at Kibali, collectively capable of producing 90% of the energy needed by the mine and its surrounding communities.
•	Connecting our Tongon mine to the Ivorian national grid (which is largely hydroelectric and natural gas powered), reducing the mine’s reliance on thermally-generated energy to about 10%.
•	Introducing lower revving generators, better spinning reserve management and other specific power efficiency measures at Loulo in Mali.
•	Running energy saving awareness initiatives on all sites such as our switching off switches campaign.
•	Exploring other renewable energy sources and energy efficiency measures. For example, working with the Malian government and IFC to examine the feasibility of a solar project to help connect the Loulo-Gounkoto complex and surrounding areas to the Malian national grid.

In 2015, many of these investments came to fruition with the Nzoro II hydropower plant in DRC reaching full capacity and the national grid connection at Tongon significantly improved with 75% of energy in the third quarter coming from this source. In total 33% of all energy used across our five mines in 2015 came from clean energy sources, an increase from 30% in 2014.

Water and air quality

Whether for industrial use, drinking or irrigation, water management is essential to our business and to our host communities. We recognize that water management is not just a technical debate around levels of abstraction and quantitative data – it is an issue that our key stakeholders feel passionate about.

We operate both in areas where water can be scarce (such as Mali and Côte d’Ivoire) and where high rainfall can create flooding risks (DRC). Most of our mines are also located next to large rivers and the amount of water we take from freshwater sources such as these is governed by permit restrictions set by the relevant governing authority.

One of the most important elements of our water management policy is to maximize the amount of process water we recycle. This helps to reduce energy use from pumping, ensures security of supply in drought prone areas and mitigates the potential of environmental incidents. Thus we have an ambitious group target to recycle 85% of process water.

In 2015, over 61% of process water was recycled. This is ultimately a disappointing rate as it both misses our corporate target and shows a decline from the reported rate of 75% recycled in 2014. It is worth noting however, that one of the factors behind this relatively low figure was a decision to adjust how we calculated water recycling at Tongon in 2015. This calculation had previously included both the storm water dam and the return water but for consistency and standardization across the group and to ensure the reported water recycling rate is accurate, we removed flows from the storm water dam from the calculation this year.

Water abstraction also rose in 2015, with a notable increase of over 7,500 cubic meters in the amount of fresh water we abstracted from sources such as local rivers. A major factor behind this was the start of TSF processing at Morila which involves blasting the tailing with water at high pressure. This was also a factor in our water efficiency.

Water quality

We closely monitor water quality to ensure local water sources and biodiversity are not damaged by our processes and, in line with international best practice, test regularly for contaminants such as iron, cyanide, manganese and sulphates both in boreholes and downstream of the mine. We have a target of zero non-compliances each year against national or IFC standards and achieved this target in 2015.

To help manage water quality in 2015 we also engaged in ecological practices such as the planting of fast growing trees, like the Eucalyptus, at seepage areas around the tailings dam and have plans for the creation of wetland systems to remove sediments and pollutants such as nitrates from the water.

Air quality

Just as we take care to guard against water pollution, we also regularly monitor air quality to ensure levels of dust particles do not cause undue irritation and damage to humans and livestock. This is particularly important in the dry seasons in Mali and Côte d’Ivoire.

As stipulated by IFC guidelines we have monitoring stations to measure airborne dust both on site and in local communities with the aim of ensuring levels of airborne particulates remain below 500mg/m2/day. Dust suppression activities which we undertake include regular road wetting (with priority given to heavily used roads and those in the community), speed awareness programs, use of dust suppressants such as molasses and planting vegetation on exposed dirt and rock.

Waste management

The gold mining process produces a significant amount of waste. This consists of both hazardous waste, where it is paramount that we leave nothing to chance, and general (non-hazardous) waste where we take proactive steps to ensure safe and environmentally responsible disposal. We have site-specific waste management plans that track the clearance of all substances aligned with national regulation and best practices laid out in IFC Performance Standards.

Hazardous waste

Our hazardous waste includes toxic substances such as cyanide, acids, used oil and chemicals. One of the most important parts of our waste management is the handling of cyanide, an issue that has proved one of our highest priority issues in the last two Materiality Assessments.

We introduced a new internal cyanide code in 2013 to ensure we are aligned with international best practice with regard to its production, transportation, storage and use. Actions to implement this policy include regular tests on any water facilities accessible by birds or wildlife (such as tailings storage facilities or solution ponds) to ensure levels of cyanide are below the levels recommended by the IFC and International Cyanide Management Institute (ICMI), annual cyanide audits at each site and increased training and supervision for those transporting cyanide and burning cyanide related waste.

Cyanide code audits were carried out at all our mines in 2015 and all met the compliance levels recommended by ICMI, with the exception of Kibali which dipped slightly below these levels in the third quarter of 2015. Steps have been taken to correct this non-compliance and in 2016 we will conduct an independent review of our cyanide processes to see if there are any gaps that need to be closed.

There was one environmental incident related to cyanide in 2015. This occurred at Loulo when a very heavy rainfall (above 70mm) occurred during the servicing of an intensive cyanide leaching unit. The rainfall caused an overflow of the pollution control dam which contained spill from the unit. The contaminated water was however contained within the site and the incident was classified as a Class 2 (medium) incident.

We pay just as close attention to other types of hazardous waste such as battery waste, chemical and solvent waste, fluorescent lighting and hydrocarbons. For example, we hire reputable service providers and trained local businesses to dispose of used oil from our sites.

No waste deemed hazardous under the Basel Convention is transported, exported, imported, treated or shipped internationally by Randgold.

Non-hazardous waste

We produced more than 64Mt of waste rock in 2015, our most significant waste product by volume. This waste rock and overburden is stored in rock dumps and we shape and measure the slopes of these dumps to ensure they are safe and in line with international best practice. We also use topsoil indigenous grasses and trees to cover some dumps helping with erosion control and dust levels. At the end of mine life these dumps will be recontoured and vegetated.

Other non-hazardous wastes include scrap metal and organic waste and our levels of general waste also increased in 2015 to over 11,000t. We dispose of each material appropriately and also see waste management as an opportunity to partner with local communities to develop self-sustaining, profit generating waste management companies. In both DRC and Mali we have also encouraged the creation of local NGOs to recycle and sell scrap metal generated by the mine.

Waste generated
Tonnes	2015	2014		2013
Tailings	18,497,138	17,174,516		12,749,069
Waste rock	64,382,913	86,209,131		79,546,766
Hazardous	7,294	6,313	[1]	8,090
General[2]	11,379	5,065		5,763

[1]	Restated from last year.
[2]	Both organic and inorganic.

Tailings storage facilities

The management of tailings storage facilities (TSFs) has been an issue that commanded media attention in 2015 and we have clear policies and management procedures in place to ensure best practices are implemented for proper construction, operation, maintenance, monitoring and eventual closure of our TSFs.

All our tailing dams are water-retained dams with engineered structures not dry walls, and we minimize volumes to avoid the build-up of pressure on these walls. Our TSFs are also subject to regular checks and reinforcements at all sites and an independent auditor, Epoch Resources, checks the management of these facilities every quarter.

Biodiversity management

Our mines sit within functioning ecosystems that provide us with clean air, fresh water, fertile soil and other natural services vital to our business. So protecting these ecosystems has to be a key part of our job.

We take a dynamic approach to land and biodiversity management through the entire life of a Randgold mine. Biodiversity elements are compiled and integrated into the environmental impact assessments that are required at all of our operations prior to their construction. We then use satellite imagery to monitor changes in vegetation cover over each year of operation and have a policy of constant rehabilitation of flora and fauna while a mine is operational.

Each mine has a biodiversity action plan (BAP) which monitors the implementation of rehabilitation plans so that on closure as much of the original ecosystem is restored as possible. Our BAPs set out details such as which plant and animal species are native to each part of a site, and implementation of plans is evaluated each quarter and reported to the environmental and social committee. We also discuss these with local communities.

In 2015 we rehabilitated approximately 20 hectares of land including the planting of over 12,200 trees from local species and the introduction of a pair of gazelles within a protected part of the Morila mine. We also rehabilitated part of the tailings dam wall at Loulo with indigenous plants, donated seedlings to Kenieba Forest in Mali and oversaw the creation of a more detailed database of the wildlife and their terrestrial habitats across each site using studies of animal droppings.

At our Kibali mine in the DRC we recognize that parts of the land cannot be rehabilitated to the optimal level, and therefore have created a biodiversity offset scheme, based on guidance from the International Union for Conservation of Nature (IUCN). This project sees us support vital conservation work at the nearby Garamba National Park that in turn enables our Kibali mine to achieve a net biodiversity gain. We believe this project is not only important from a biodiversity point of view – but also in terms of regional development, as it is helping the National Park develop its potential for tourism, in turn diversifying the regional economy and improving security.

None of Randgold’s mines is located within the boundaries of any natural World Heritage Sites nor do our mines affect the habitats of any endangered species.

Total land rehabilitated and disturbed

	2015	2014	2013
Total hectares rehabilitated	20	16	6
Total hectares disturbed	53	682	1,063

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

PROPERTY

Our active mining areas comprise of the Morila mining permit of 200km2, the Loulo mining permit of 263km2, the Gounkoto mining permit of 100km 2, the Tongon mine located within the 751km 2 Nielle exploitation permit and the Kibali mine located within the 10 mining permits which make up the Kibali mine and cover 1,836km2. Our exploration permits are described under the subheading “–Mineral Rights and Permits” in this report.

We also lease offices in Abidjan, Côte d’Ivoire; Bamako, Mali; Dakar, Senegal; Entebbe, Uganda; St. Helier, Jersey; Johannesburg, South Africa; Kinshasa, DRC; and London, United Kingdom.

LEGAL PROCEEDINGS

The group is in receipt of claims for various taxes from the State of Mali totaling $280.0 million at December 31, 2015 (December 31, 2014: $313.0 million; December 31, 2013: $123.1 million), in respect of its Malian operations. Having taken professional advice, the group considers the material claims to be without foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims is considered remote under IFRS.

Other than as disclosed above we are not party to any material legal or arbitration proceedings, nor is any of our property the subject of pending material legal proceedings.

HEALTH AND SAFETY REGULATIONS

Mali

The primary laws, regulations and standards governing Safety and Health in our Malian operations are as follows:

•	Law 1992-020 Code du travail (the Labor Code);

•	Ordonnance No. 99-032 le code minier, Ordonnance 200-013 le code minier modifications 2000 (the Mining Code);

•	Decree No. 91-278 / PM-RM Approving the Establishment Agreement Covering Research and Mining in the Republic of Mali (the Decree);

•	LOI N°62-68 AN-RM du 9 août 1962 Code de prévoyance sociale (INPS-Institut National de Prévoyance Sociale);

•	Convention Collective (National Collective Agreement for the Mining Industry).

Labor Code

The Labor Code provides generally for the following:

•	General provision for protection, prevention and hygiene;

•	Dangerous goods handling;

•	Employer responsibility regarding safety and health (implementation of safety system);

•	Labor inspector duty (control of employer safety system);

•	Injury notification to Labor Inspector within 48 hours;

•	Requirement to ensure medical service on site;

•	Medical leave (up to 12 months) and medical separation compensation; and

•	Establishment of a Joint Management and employees health and safety committee.

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

LOI N°62-68 AN-RM du 9 août 1962 Code de prévoyance sociale (INPS - Institut National de Prévoyance Sociale)

The Code de la Sécurité Sociale provides generally for the following:

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

Morila, Loulo and Gounkoto have a Committee of hygiene, safety, and working condition made up of elected labor and specialist management representatives, as outlined in the respective labor code. This committee designates, from its members, a consultative technical sub-committee charged with the elaboration and application of a concerted policy of improvement of health and security safety conditions at work. Its composition, attributions and operational modalities are determined by legal provisions and regulations.

The chairman of this committee (the general manager of the mine or his deputy) coordinates quarterly committee meetings, sets the agendas with his secretariat, monitors resolutions and signs off on committee determinations.

The committee’s secretariat ensures under the supervision of the chairman that:

•	follow-up activities such as action resulting from the regular surveys and inspections are carried out; and

•	health and safety manuals and updates are distributed, posters are posted on notice boards and safety committee minutes and reports are distributed.

Each mine’s medical officer sits on the Committee of hygiene, safety, and working condition and advises on the following:

•	working conditions improvements;

•	general hygiene on the operation;

•	ergonomics;

•	protection of workers safety in the workplace; and

•	medical checks and eye and ear testing.

The Committee of hygiene, safety, and working condition forms, from within its membership, two consultative commissions, the Commission of Inquiry and the Educational Commission. The Commission of Inquiry:

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

No post-employment medical aid liability exists for the group.

Côte d’Ivoire

The primary laws, regulations and standards governing Safety and Health in our Côte d’Ivoire operations are:

•	Mining Code (95-553) of July 15, 1995;

•	Loi no 95-15 du 12 janvier 1995 portant Code du travail.(Labour code); and

•	Loi n° 99-477 du 2 août 1999 portant modification du Code de prévoyance sociale (Social security law).

The Mining Code provides generally for the following:

•	Any individual or legal entity carrying out works for prospecting or mining mineral substances is required to undertake such works in a way that the safety of the people and goods is assured;

•	Must adopt and comply with internal regulations concerning safety and specific hygiene measures, subject to approval by the Mining Authority;

•	Any accident in a mine or quarry or in their dependencies and any identified cause of accident must be reported to the Mining Authority as soon as possible; and

•	In case of impending danger or accident in a mine, mining engineers and other authorized agents of the Mining Authority must take all necessary measures, at the expense of the individual or legal entity, to stop the danger and prevent it from occurring again.

The Code de la Sécurité Sociale provides generally for the following:

•	Requirement to have medical service on work site for occupational health and primary health care purposes;

•	Requirement for pre-employment medical check;

•	Requirement for periodical medical check of employees;

•	Requirement for general hygiene (ablutions, change house, potable water, workplace);

•	Protection against injury, environmental pollutants, occupational disease);

•	Ergonomic conditions;

•	Notification of occupational disease to the employer by the occupational health practitioner;

•	Requirement for first aid training for one employee per section of work or shift;

•	Requirement for compensation in case of debilitating injury, occupational disease;

•	Requirement for notifying injury and or occupational disease to INPS/Labor inspection; and

•	Redeployment of employee following injury and/or occupational disease.

Labor Code

The Labor Code provides generally for the following:

•	General provision for protection, prevention and hygiene;

•	Dangerous goods handling;

•	Employer responsibility regarding safety and health (implementation of safety system);

•	Labor inspector duty (control of employer safety system);

•	Injury notification to Labor Inspector within 48 hours;

•	Requirement to ensure medical service on site;

•	Medical leave (up to 12 months) and medical separation compensation; and

•	Establishment of a Joint Management and employees health and safety committee.

DRC

The Mining Code, Law No. 007/2002 signed into law on July 11, 2002, and its ancillary Mining Regulation (Decree 038/2003 of March 26, 2003), adopted in 2003, is the primary statute forming the legal basis for mining activities in the DRC.

•	Loi no-015/2002 du 16 Octobre 2002 portant Code du travail (Labor code)

•	Decret-loi du 29 Juin 1961 organique de la sécurité sociale

Articles relating to social and environmental impact studies are listed below:

Key Environmental Legislation in the DRC by aspect General environment

•	Arrêté Ministériel No. 043 of December 8, 2006 and No. 08 of April 3, 2007

•	Ordinance No. 07/018 of May 16, 2007

Soils and land use

•	Article 28 (Topography, Geology and Land Use) from Chapter II of Schedule IX, Mining Regulations, Decree No. 038/2003 of March 26, 2003

•	Article 75 (Dead Ground Management) of Chapter V of Schedule IX, Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

Water

•	Decree of May 6, 1952 on water

•	Ordinance 52-443 of December 21, 1952

•	Regulation on lake and watercourse contamination and pollution of July 1, 1914

•	Article 30 to 33 from Chapter II of Schedule IX, Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

•	Articles 53 to 74 of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

Climate and air quality

•	Article 29 (Climate and Air Quality) of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

•	Articles 49 to 52 of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

Biodiversity and protected areas

•	Forest Code (Law 011,2002 of 28 May 2002)

•	Regulation No. 69-041 of 22 August 1969

•	Regulation No. 79-244 of 16 October 1997 (Amended 1995 and 1996)

•	Law No. 75-023 of July 22, 1975 and Regulation No. 78-190 of May 5, 1978

•	Articles 34 to 37 (Biological Environment) of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

•	Schedule XII of the Mining Regulations, Decree no. 038 / 2003 of March 26, 2003

Noise and vibrations

•	Schedule XIII of the Mining Regulations, Articles 1 to 6

•	Articles 46 to 48 from Chapter II of Schedule IX, Mining Regulations, Decree No. 038/2003 of March 26, 2003

Cultural heritage

•	Ordinance 70-089 of 11 March 1970

•	Ordinance 71-016 of 15 March 1971

•	Article 46 of the Constitution of the DRC of February 18, 2006

•	Articles 205 and 206 of the Mining Code and Regulations

Resettlement

•	Code Foncier Immobilier et Régime des Sûretés, April 5, 2006

Artisanal mining

•	Articles 223, 224, 232, 233, 416, 417 and 575 of the Mining Regulations, Decree No. 038/2003 of March 26, 2004

Mining code

Mining articles which were taken into account for the Kibali mining project include the following:

•	Article 15 of the DRC Mining Code confers the responsibility on the Department in charge of Protection of the Environment, within the Ministry of Mines, in conjunction with other government departments, of environmental protection including the technical evaluation of the EIS and EMP of the project and the Mitigation and Rehabilitation Plan (MRP). The Mining Code is supported by the mining regulations.

•	Article 42 requires that, and provides the framework within which, the EIS and EMP for a new mining right is evaluated.

•	Article 50 defines the scope of a mineral exploration license. The undertaking of exploitation activities on an exploration permit is prohibited. The holder of an exploration license, however, has the exclusive right to apply for the conversion to an exploitation license during the validity period of the exploration license.

•	Article 69 requires that an applicant for an exploitation permit submits an EIS and EMP for the project and approval of said documents are required for granting of the exploitation license in terms of article 71.

•	Article 277 regulates works required between adjacent mines, and should such works be required, the title owners cannot object to them and payment of costs will be pro-rata.

•	Article 279 stipulates the restrictions on the occupation of land and requires consent before any area within 180m from temporary or permanently occupied buildings, 45m from ploughed land and 90m from land used for breeding cattle or with a reservoir; dam or private water reserve is occupied.

•	Compensation for use of the land is regulated by articles 280 and 281.

•	Article 283 determines the authorized activities within the exploitation right and adjacent areas.

•	Article 294 allows for the confiscation of the provision for rehabilitation by the court should the owner fail to adhere to the provisions of the EMPP at completion of the exploitation works.

Safety Performance

We suffered one fatality in 2015. The incident occurred at our Tongon mine in January where a foreman in the contract mining team was the victim of a tractor crash in the pit. An in-depth investigation into the incident has been conducted and remedial actions implemented to prevent such an accident occurring again have included a prohibition of the use of tractors in the pit, defensive driving sessions for all operators on to how to respond in extreme situations, and reminder sessions on the importance of conducting thorough mechanical checks on relevant equipment.

After achieving a record decline in our group’s Lost Time Injury Frequency Rate (LTIFR) in 2014, to 0.47 per million hours worked, we saw the rate rise to 0.59 per million hours worked in 2015 – the first increase in LTIFR since 2010. Although this is a disappointing increase, the LTIFR rate still remains low – and is more than 50% below the average rate from the last five years. The rise can be partially attributed to an increase in the number of Lost Time Injuries at our Tongon mine in particular (from zero to four), some of which were related to contractors at the facility. We are determined to bring the rate down again in 2016 and measures to improve safety will include looking at additional training and the introduction of new disciplinary measures which increase the accountability of employees and contractors for unsafe behavior. To further improve safety we also began piloting the safety software, MyOSH, at our Loulo operation in 2015. MyOSH allows us to record all safety information for each employee. This means we are notified when pre-safety checks are not carried out or when refresher training is required, thus providing a useful additional tool to our management. We plan to expand the trial of MyOSH to Gounkoto in early 2016, and across all our sites if the trial is successful.

See “—Social Responsibility and Environmental Sustainability.”

C. ORGANIZATIONAL STRUCTURE

The following table identifies our subsidiaries and joint ventures and our percentage ownership in each subsidiary or joint venture:

Countries of Incorporation/ Name of Company	% effective ownership
Jersey
Randgold Resources Limited	-
Mining Investments (Jersey) Limited	100
Randgold Resources (Burkina) Limited	100
Randgold Resources (Côte d’Ivoire) Limited	100
Randgold Resources (DRC) Limited	100
Randgold Resources (Ghana) Limited	100
Randgold Resources (Gounkoto) Limited	100
Randgold Resources (Kibali) Limited	100
Randgold Resources (Mali) Limited	100
Randgold Resources (Secretaries) Limited	100
Randgold Resources (Senegal) Limited	100
Randgold Resources (Somilo) Limited	100
Randgold Resources T1 Limited	100
Randgold Resources T2 Limited	100
Isiro (Jersey) Limited	51
RAL 1 Limited	50.1
RAL 2 Limited	50.1
Morila Limited	50
Moto (Jersey) 1 Limited	50
Moto (Jersey) 2 Limited	50
Kibali (Jersey) Limited	50
Kibali 2 (Jersey) Limited	50
Kibali Services Limited	50
KAS 1 Limited	25
Australia
Border Energy (Pty) Ltd	50
Border Resources NL	50
Moto Goldmines Australia (Pty) Limited	50
Westmount Resources NL	50
Burkina Faso
Randgold Resources Burkina Faso SARL	100

Countries of Incorporation/ Name of Company	% effective ownership
Canada
0858065 BC Limited	50
Moto Goldmines Limited	50
Côte d’Ivoire
Randgold Resources (Côte d’Ivoire) SARL	100
Société des Mines de Tongon SA	89
Democratic Republic of Congo
Bilanga Palm Oil SARL	100
Milona Entreprises SARL	100
Randgold Resources Congo SARL	100
KGL Isiro SARL	51
Kibali Goldmines SA	45
Mali
Randgold Resources Mali SARL	100
Société des Mines de Gounkoto SA	80
Société des Mines de Loulo SA	80
Kankou Moussa SARL	75
Société des Mines de Morila SA	40
South Africa
Seven Bridges Trading 14 (PTY) Limited	100
Tanzania
Randgold Resources Tanzania (T) Limited	100
The Netherlands
Kibali Cooperatief UA	50
Uganda
Border Energy East Africa Pty Limited	50
United Kingdom
Randgold Resources (UK) Limited	100

D. PROPERTY, PLANT AND EQUIPMENT

For a discussion of our principal properties, including mining rights and permits, see “PART I. Item 4. Information on the Company—A. History and Development of the Company” and “PART I. Item 4. Information on the Company—B. Business Overview.” We have all material legal rights necessary to entitle us to exploit such deposits over the remaining life of mines which are estimated in respect of Morila in Mali to 2019, Loulo in Mali to 2028, Tongon in Côte d’Ivoire to 2021, Gounkoto in Mali to 2025 and Kibali in DRC to 2031.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “PART I. Item 3. Key Information—D. Risk Factors” in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the SEC.

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

Impact of Malian, Côte d’Ivoire and DRC Economic and Political Environment

We are a Jersey incorporated company and are subject to income tax at a rate of zero percent in Jersey. However, our current significant operations are located in Mali, Côte d’Ivoire and the DRC and are therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Mali, Côte d’Ivoire and the DRC as discussed under “PART I. Item 3. Key Information—D. Risk Factors—Risks Relating to Our Operations.”

Impact of Favorable Tax Treaties

We are subject to corporate tax at a rate of zero percent in Jersey. Loulo benefited from a five year tax holiday until November 7, 2010. Tongon benefited from a five year tax holiday in Côte d’Ivoire which commenced on December 1, 2010 and expired in December 2015. The Gounkoto convention was signed in March 2012. In terms of this convention Gounkoto benefitted from an initial corporate tax exoneration of two years which expired in June 2013, with an opportunity to extend this to five years in the event of further investment such as an underground mine as discussed under “PART I. Item 3. Key Information—D. Risk Factors—Risks Relating to Our Operations.” The benefit of the tax holidays to the group was to increase its net profit by $7.9 million, $8.0 million, and $31.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Under Malian tax law, income tax is based on the greater of 30% of taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue.

The Loulo, Tongon and Gounkoto operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2015, 2014 and 2013 respectively, for deduction against future mining income. The group’s share of profits from equity accounted joint ventures is stated net of $11.0 million (2014: $20.9 million; 2013: $7.4 million) of current and deferred tax charges primarily in respect of Kibali and Morila. The share of profits from the Kibali joint venture is stated after deferred tax that was calculated at 30% of profit, notwithstanding the mine has an accelerated tax allowance which reduces the cash tax paid in the current year.

Revenues

Substantially all of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we have no control. See “PART I. Item 3. Key Information—D. Risk Factors—Risks Relating to Our Operations—The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold which in the past has fluctuated widely.”

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

Our Realized Gold Price

The following table sets out the average, high and low afternoon London Bullion Market fixing price of gold and our average US dollar realized gold price during the years ended December 31, 2015, 2014 and 2013.

	Year Ended December 31,

	2015	2014		2013

Average	1,160	1,266		1,411
High	1,296	1,385		1,694
Low	1,049	1,142		1,192
Average realized gold price[1]	1,152	1,264	[1]	1,376	[1]

[1]	Our average realized gold price differs from the average gold price as a result of the timing of our gold deliveries for each year.

Costs and Expenses

Our operations currently comprise five operations. Mining operations at Loulo, Gounkoto, Tongon, Kibali and, Morila are being conducted by contractors and managed by the company. Following a review of the underground mining activities at Loulo, the mine took a decision in 2015 to take over the mining and development activities that were previously managed by the underground mining contractor. Milling operations are undertaken by the group’s own employees. Total cash costs in the year ended December 31, 2015, as defined by guidance issued by the Gold Institute, made up approximately 73% of total costs and expenses and comprised mainly mining and milling costs, including labor and consumable stores costs. Consumable stores costs include diesel, reagent and other store item costs. Contractor costs represented 38% of total cash costs, with consumable stores costs making up 36% of total cash costs. Direct labor costs accounted for approximately 7% of total cash costs. For a definition of total cash costs, refer to “PART I. Item 3. Key Information—A. Selected Financial Data.”

The price of diesel for the Loulo, Gounkoto, Kibali, Morila, and Tongon operations decreased from 2014 to 2015. Should prices decrease further, this could significantly impact total cash costs mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet. A significant portion of the costs at Loulo, Gounkoto, Tongon and Morila are denominated in Communauté Financière Africaine Franc (CFA), which has a fixed exchange rate to the Euro. Therefore, costs are exposed to fluctuations in the Euro/dollar exchange rate. The Euro/dollar exchange rate was lower in 2015 compared to 2014. The remainder of our total costs and expenses consists primarily of amortization and depreciation, exploration costs, exchange losses, interest expense and corporate charges.

Looking Forward

Looking ahead, the group continues to forecast an increasing production profile. Production is expected to be relatively consistent through the year, slightly weighted to the second half. Given Randgold’s commitment to growing through discovery and development, the company will continue to commit significant expenditure to exploration, with corporate and exploration expenses of approximately $60 million anticipated in 2016. Total group capital expenditure, including its attributable share of joint ventures, is expected to be approximately $240 million. At Kibali, capital expenditure of approximately $80 million (45% of project) is expected, mostly relating to the underground shaft developments and hydropower projects. Ongoing development of the underground mines at Loulo, as well as other projects, are expected to cost $135 million, while Gounkoto is forecasting $6 million, mostly on the underground mine development project. Capital at Tongon, including completion of the crusher expansion, is estimated at $10 million, and $1 million is expected at Morila (40% of project). Continued work on the Massawa feasibility project is forecast to cost approximately $6 million in 2016.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 2 and Note 3 to our consolidated financial statements. Some of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. Refer to Note 3 on pages F-17 to F-20 of this Annual Report for disclosure of critical accounting estimates and judgments. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources. The audit committee considered and approved the key estimates and accounting policies.

The critical accounting estimates and judgments as detailed in Note 3 to our financial statements included in this Annual Report are follows:

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

Recent accounting pronouncements

New standards and interpretations applied

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to January 1, 2015 which have been adopted by the group for the first time this year.

IFRS as issued by the IASB
	Effective period commencing on or after	Impact on group
Annual improvements to IFRSs 2010-2012 cycle (effective July 1, 2014); and Annual improvements to IFRSs 2011- 2013 cycle	July 1, 2014	No material impact
Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014	No material impact
IAS 19 Amendment – Defined benefit plans: employee contributions	July 1, 2014	No material impact

Standards effective in future period

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the group’s activities and are mandatory for the group’s accounting periods beginning after January 1, 2015 or later periods and which the group has decided not to adopt early.

Effective period commencing on or after
IFRS 9	Financial instruments	January 1, 2018
IFRS 11	Amendment – Accounting for acquisition of interests in joint operations	January 1, 2016
IAS 16 & IAS 38	Amendments – Clarification of acceptable methods of depreciation and amortization	January 1, 2016
IFRS 15	Revenue from contracts with customers	January 1, 2017
IFRS 16	Leases	January 1, 2019
IAS 27	Amendment – Equity method in separate financial statements	January 1, 2016
IFRS 10 & IAS 28	Amendment – Sale or contribution of assets between an investor and its associate or joint venture	January 1, 2016
IAS 1	Amendment – Disclosure initiative	January 1, 2016
	Annual improvements to IFRSs (2012 – 2014 cycle)	January 1, 2016

The group is currently assessing the impact of these standards on the financial statements.

A. OPERATING RESULTS

Our operating and financial review and prospects should be read in conjunction with our consolidated financial statements, accompanying notes thereto, and other financial information appearing elsewhere in this Annual Report.

The information below includes non-GAAP measures, which include 100% of the results of the group’s Loulo, Gounkoto and Tongon gold mines, together with its 45% share of Kibali gold mine and 40% share of Morila gold mine. Refer to the explanation of non-GAAP measures provided in the section “—Non-GAAP information” above. Non-GAAP measures are identified when used.

Years Ended December 31, 2015 and 2014

Total Revenue

Gold sales (non-GAAP) for the group of $1.39 billion, including the attributable share of equity accounted joint ventures, were down 3% from the previous year principally as a result of the 9% drop in the average gold price received of $1 152/oz (2014: $1 264/oz), partially offset by a 7% increase in the number of ounces of gold sold across the group.

Total IFRS revenues from gold sales for the year ended December 31, 2015 decreased by $85.3 million, or 7.9%, from $1,086.8 million to $1,001.4 million, reflecting the lower average gold price received.

Share of Profits of Equity Accounted Joint Ventures

The increase in the share of profits of equity accounted joint ventures to $77.3 million from $75.9 million in the prior year resulted from an increase in profits from Morila, on the back of increased production and lower cost of production, partially offset by a drop in profits from Kibali, which were lower than the previous year due to increased costs and depreciation charges. The share of profits from the Kibali joint venture is stated after a tax charge of $8.0 million (attributable), including deferred tax calculated at 30% of profit, despite the fact that the mine has an accelerated tax allowance which reduces the cash tax paid in the initial years.

Other Income

Other income of $15.6 million and $5.5 million for the years ended December 31, 2015 and 2014 respectively, include management fees from Morila and Kibali of $6.1 million (2014: $5.5 million), as well as operational foreign exchange gains.

Costs and Expenses

Total Cash Costs (non-GAAP)

The following table sets out our total ounces sold and total cash cost and production cost per ounce sold for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015		2014
	Ounces sold	$ Per Ounce	Ounces sold	$ Per Ounce
Morila (40% share) cash costs	48,950	674	44,109	1,143
Loulo (100% share) cash costs	352,927	739	376,490	713
Tongon (100% share) cash costs	241,478	836	227,103	872
Gounkoto (100% share) cash costs	277,700	594	254,634	613
Kibali (45% share) cash costs	289,789	604	236,606	573
Total ounces (sold)	1,210,844		1,134,941
Group total cash costs per ounce[1]		679		698

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.

Total cash costs (non-GAAP) for the year ended 31 December 2015 of $822.7 million increased by 4% on the prior year, driven by the 6% increase in tonnes milled across the group.

Total cash cost per ounce (non-GAAP) for the group was $679/oz, 3% lower than the prior year, due to the 7% increase in ounces sold, on the back of increased throughput and production across the group. Total cash cost per ounce at the Loulo-Gounkoto complex was flat year on year at $675/oz, with the lower average grade of ore milled being offset by increased plant throughput. At Morila, the mine finished processing ore from the pit 4S pushback, resulting in a significant increase in the average ore grade milled and increased production. Together with lower mining costs, this reduced total cash costs by 41% to $674/oz. At Tongon, total cash cost per ounce dropped by 4% to $836/oz due to increased recoveries and throughput delivering higher production. Kibali significantly increased its production following improved plant throughput and recoveries, partially offset by the lower ore grade milled. However, total cash costs still increased to $604/oz due to higher mining costs from underground.

Mining and processing costs for the year ended December 31, 2015 of $726.8 million were only slightly higher by 2.0% (2014:$712.8 million), due to good cost control, lower fuel costs and a weaker euro/dollar exchange rate, notwithstanding the rise in plant throughput and production.

Mining and processing costs further includes ‘other mining and processing costs’ which comprise various expenses associated with providing on mine administration support services to the Loulo, Gounkoto and Tongon mines. These charges amounted to $60.0 million for the year ended December 31, 2015 and $64.8 million for the year ended December 31, 2014.

Royalties decreased by $4.8 million, or 8.5%, to $51.7 million for the year ended December 31, 2015 from $56.5 million for the year ended December 31, 2014. The decreased royalties reflect the lower average gold price received (9% decrease), partially offset by increased ounces sold (7% increase).

Depreciation and Amortization

Depreciation and amortization of $150.9 million for the year ended December 31, 2015 increased 3% compared to the prior year cost of $146.8 million as a result of increased assets brought into use at the Loulo-Gounkoto complex and at Tongon in the current year.

Depreciation charges associated with the Kibali and Morila joint ventures are included in the “share of profits of equity accounted joint ventures.”

Exploration and Corporate Expenditure

Exploration and corporate expenditure of $45.1 million for the year ended December 31, 2015 increased by 23% from the previous year’s $36.8 million as a result of increased exploration activity, principally drilling, during the year.

Finance Income

Finance income consists primarily of interest received on cash held at banks, which was $0.1 million for 2015 as compared to $0.07 million in 2014. The increase was mainly due to an increase in the average cash balances held during 2015 compared to 2014.

Finance Costs

Finance costs for the year ended December 31, 2015 were $4.4 million compared to finance costs for the year ended December 31, 2014 of $4.2 million. The increase of $0.2 million is mainly due to an increase in the unwinding cost of the discount on provisions for environmental rehabilitation year on year. The increase in costs mainly reflects an adjustment to estimated rates.

Income Tax Expense

The income tax expense of $48.0 million for the year ended December 31, 2015 decreased by 41% compared to the year ended December 31, 2014, reflecting lower provisions for tax charges at the Loulo-Gounkoto complex, in line with lower profits. Tongon benefited from its exoneration from corporate tax for five years which ended in December 2015.

Under Malian tax law, income tax is based on the greater of 30% taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. Refer to Note 4 of our financial statements included in this Annual Report on Form 20-F for a reconciliation between implied tax on profits at statutory tax rates and actual tax charges. The income tax charge associated with the Kibali and Morila equity accounted joint ventures is included within “share of profits of equity accounted joint ventures.”

Non-controlling Interests

The non-controlling interests for the year ended December 31, 2015 represent the State of Mali’s 20% share of the profits at Loulo, the Ivorian government’s 10% share and other outside shareholder’s 1% share of the profits at Tongon, as well as the State of Mali’s 20% share of the profits at Gounkoto.

Years Ended December 31, 2014 and 2013

Total Revenue

Gold sales (non-GAAP) for the group of $1.43 billion, including the attributable share of equity accounted joint ventures, were 13% higher than the previous year on the back of a 23% rise in ounces sold to 1,134,941oz, offset by an 8% decrease in the average gold price received to $1,264/oz.

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

Costs and Expenses

Total Cash Costs (non-GAAP)

The following table sets out our total ounces sold and total cash cost and production cost per ounce sold for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014		2013
	Ounces sold	$ Per Ounce	Ounces sold	$ Per Ounce
Morila (40% share) cash costs	44,109	1,143	56,729	763
Loulo (100% share) cash costs	376,490	713	312,748	776
Tongon (100% share) cash costs	227,103	872	236,279	828
Gounkoto (100% share) cash costs	254,634	613	274,802	622
Kibali (45% share) cash costs	236,606	573	39,690	464
Total ounces (sold)	1,134,941		920,248
Group total cash costs per ounce[1]		698		715

[1]	Refer to explanation of non-GAAP information provided in the section “Non-GAAP information” above.

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

Income Tax Expense

The income tax expense amounted to $81.9 million for the year ended December 31, 2014 increased by $5.2 million and by 6.8% compared to the year ended December 31, 2013. Gounkoto’s two year corporate tax holiday beginning from first production ended at the start of June 2013, which contributed to the increased tax charge. Tongon will benefit from its exoneration from corporate tax for five years until December 1, 2015. Under Malian tax law, income tax is based on the greater of 30% taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. Refer to Note 4 of our financial statements included in this Annual Report on Form 20-F for a reconciliation between implied tax on profits at statutory tax rates and actual tax charges. The income tax charge associated with the Kibali and Morila equity accounted joint ventures is included within “share of profits of equity accounted joint ventures.”

Non-controlling Interests

The non-controlling interests for the year ended December 31, 2014 represent the State of Mali’s 20% share of the profits at Loulo, the Ivorian government’s 10% share and other outside shareholder’s 1% share of the profits at Tongon, as well as the State of Mali’s 20% share of the profits at Gounkoto.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Resources

The group had $213.4 million cash and cash equivalents for the year ended December 31, 2015 and $82.8 million for the year ended December 31, 2014.

Operating Activities

Net cash generated from operating activities for the year of $397.0 million increased by $79.4 million (25%) from the previous year, reflecting the strong operating performance across the group and the increase in dividends received from the Kibali and Morila joint ventures.

Cash flows related to operating working capital items increased by $78.9 million year on year, mainly due to the increase in cash flows related to trade and other payables of $109.4 million. This occurred mainly due to the timing of payments of invoices. This was partially offset by a decrease in cash flows related to receivables ($18.8 million) and inventories ($11.7 million) year on year.

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

Investing

Investing activities for the year ended December 31, 2015 utilized $217.8 million compared to $221.6 million utilized for the year ended December 31, 2014 and consisted primarily of $192.3 million expenditure at Loulo related to the developments at the Gara and Yalea underground mines, including the owner mining fleet, as well as ongoing capital and exploration expenditure, while $3.1 million was incurred at Gounkoto and $18.6 million was incurred at Tongon.

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

Financing

Financing activities for the year ended December 31, 2015 used $48.6 million. Financing activities for the year ended December 31, 2014 used $51.4 million. Cash spent in 2015 mainly comprised the payments of dividends of $38.6 million paid to the company’s shareholders and $10.3 million of dividends paid to the State of Mali in relation to Gounkoto.

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

The company entered into a new unsecured revolving credit facility during 2014, which doubled the size of the facility to $400.0 million. The undrawn facility is with HSBC and three other banks and matures in December 2018. The interest rate is LIBOR plus 1.5% at the lower end of the range of permitted leverage. The interest rate on the credit facility, if drawn, would be LIBOR plus 1.5% per annum based on the company’s current level of leverage. The facility includes financial covenants in respect of earnings before interest and taxes (EBIT); earnings before interest, taxes, depreciation and amortization (EBITDA); net finance charges; tangible net worth; total debt; debt cover and interest cover. As of December 31, 2015, the company was in compliance with all of its financial covenants under the credit facility.

Based on the company’s current cash resources and available facilities, projected operating cash flows and capital expenditure, we are confident the company will be able to meet its obligations at the prevailing gold price.

Corporation Tax Claims

The group is in receipt of claims for various taxes from the State of Mali totaling $280.0 million (2014: $313.0 million), in respect of Malian operations. Having taken professional advice, the group considers the material claims to be without foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims is considered remote under IFRS.

Loulo, Gounkoto and Morila have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. During the prior year, Loulo submitted a request for arbitration at the International Centre of the Settlement of Investment Disputes against the State of Mali in relation to certain of the disputed tax claims. The arbitration process is ongoing, with hearings having taken place in the first quarter of 2015, and the outcome of this process is expected to be concluded in the first half of 2016.

Corporate, Exploration, Development and New Business Expenditures

Our expenditures on corporate, exploration, development and new business activities for the past three years are as follows:

	Year Ended December 31, $000
Area	2015	2014	2013

Rest of Africa	4,472	1,326	2,932
Burkina Faso	113	211	858
Mali	5,087	5,389	9,148
Côte d’Ivoire	5,825	3,764	5,067
Senegal	1,669	1,971	3,599
DRC	156	101	1,034
Total exploration expenditure	17,322	12,762	22,638
Corporate expenditure	27,745	24,003	26,847
Total exploration and corporate expenditure	45,067	36,765	49,485

The Group has a portfolio of exploration permits and projects, with various exploration programs, ranging from early stage exploration to prefeasibility studies being undertaken. These are underway in the Democratic Republic of Congo, Mali, Senegal, Burkina Faso and Côte d’Ivoire.

Working Capital

Management believes that our working capital resources, by way of internal sources and available credit facilities are sufficient to fund our currently foreseeable future business requirements. Although lower than 2015, significant capital expenditure will be incurred across the group during the year to support the planned continued growth in production, especially at Kibali, of approximately $80.0 million (45% of project), and the ongoing development of the underground mines at Loulo, as well as other projects, where total capital at the Loulo-Gounkoto complex is forecast at $141.0 million. Capital expenditure at Tongon, including completion of the crusher expansion, is estimated at $10.0 million, and $1 million will be spent at Morila (45% of the project). Continued

work on the Massawa feasibility project is estimated at $6.0 million. Consequently, total group capital expenditure for 2016 is expected to be approximately $240.0 million (including attributable share of joint ventures).

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

GOLD MARKET OVERVIEW

Gold demand in 2015 was little changed from 2014 as measured by data published by the World Gold Council. While jewelry and technological demand showed declines of 3% and 5% respectively, investment demand growth was 8% and the official sector increased its purchases by 1%.

Gold supply was down 4% on a year earlier, primarily due to decreased contribution from recycling.

The gold price closed the year at $1,062 per ounce, 11% down on a year earlier. The price reached a high of $1,302 in January 2015, but traded in the $1,100 to $1,200 range for most of the year.

Economic and political risks intensified in 2015 with the slow-down in the Chinese economy, plunging oil prices, collapse in commodities prices, escalating conflict across the Middle East and the increased threat of terrorism.

Against this background central banks continued to add to their gold reserves as they maintained a focus on risk management through a diversification of asset portfolios. According to the Word Gold Council’s statistics this resulted in the second highest official sector gold demand quantity on record. The most significant development during the year was the announcement by the Chinese Central Bank that it had accumulated more than 600 tonnes of gold during the preceding six years.

DEMAND RESILIENT

Consumer demand remained resilient. Although jewelry demand was down 3% on 2014, the year ended on a strong basis with second half demand being the highest in 11 years. Demand in the two dominant jewelry markets followed divergent paths. In India demand was 5% higher, despite extreme weather conditions and falling rural revenues facing Indian consumers. Chinese demand on the other hand fell by 3% as economic growth slowed and headwinds in the stock market damaged consumer confidence.

Investment demand was 8% higher than 2014, as sentiment moved in favor of gold’s risk diversification and wealth-preservation properties. Bar and coin demand showed modest gains. Outflows from gold backed ETFs slowed, particularly as western institutional investors recognized gold as a safe haven amidst financial market volatility, geopolitical unrest and the lack of impetus from the US recovery. However, resistance from a strong US dollar and low inflation environment continued to hamper the turnaround of ETF flows into positive territory.

Gold demand in the technology sector remained under pressure from a combination of substitution and slowing final product sales.

SUPPLY DECREASING

Total gold supply fell by 4% in 2015 to its lowest level since 2009. Mine production increased by only 1% year on year, the slowest annual growth rate since 2008. Gold recycling, down 7%, continued its decline in the depressed gold price environment to the lowest level since 2007. Mine output suffered from a combination of reduced exploration budgets and project development as mining companies focused on cost cutting and short term cash generation. The established trend of lower ore grades had a further negative impact on gold supply. Data published by SNL Metals and Mining shows that global commodity exploration budgets have tumbled from more than $20 billion in 2012 to $9 billion in 2015, down 18% on 2014. Although gold-specific budgets were down by 14% in 2015, the precious metal remains the most explored commodity. Exploration budgets are not expected to rebound in the near future. The focus on cost cutting by the majors resulted in smaller exploration departments and a gravitation towards less risky brownfields work, with greenfields projects being placed on hold or sold. Junior explorers were squeezed by poor financing opportunities, which had a further negative impact on greenfields exploration. The predictable result is a slowdown in organic growth which will ultimately impact the gold supply pipeline for a considerable period to come.

The volatility of gold prices is illustrated in the following table, which shows the approximate annual high, low and average of the afternoon London Bullion Market fixing price of gold in Dollars for the past ten years.

	Price Per Ounce ($)
Year	High	Low	Average

2006	725	525	604
2007	841	608	695
2008	1,011	712	871

	Price Per Ounce ($)
Year	High	Low	Average
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,572
2012	1,792	1,540	1,669
2013	1,694	1,192	1,411
2014	1,385	1,142	1,266
2015	1,296	1,049	1,160
2016 (through February 29)	1,251	1,077	1,149

E. OFF-BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations and commercial commitments are described below. The related obligations as at December 31, 2015 are set out below. The figures presented exclude equity accounted joint venture balances:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Trade and other payables	124,421	124,421	-	-	-
Operating lease obligations	21,168	2,646	5,292	5,292	7,938
Environmental rehabilitation[1]	47,581	56	917	1,509	45,099
Loans from minority shareholders in subsidiaries	2,765	-	-	-	2,765

Total contractual cash obligations	195,935	127,123	6,209	6,801	55,802
Contracts for capital expenditure	35,361	35,361	-	-	-

[1]	Obligation is to rehabilitate site but amounts shown are estimated discounted cash flows.

Refer to Notes 10 and 19 of our financial statements included in this Annual Report for details of the Joint Venture Agreements with AngloGold Ashanti, DTP and WAMFF Ltd.

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Our Articles of Association provide that the board must consist of no fewer than two and no more than 20 directors at any time. Effective as of March 1, 2015, Safiatou F. Ba-N’Daw was appointed to the board as an independent non-executive director. The board currently consists of 10 directors.

Our Articles of Association provide that any new director should be re-elected by the shareholders at the annual general meeting following the date of the director’s appointment. In accordance with the United Kingdom Governance Code (2014) which calls for directors to seek re-election annually, at the annual general meeting held on May 5, 2015, Dr. D.M. Bristow, Mr. G.P. Shuttleworth, Mr. N.P. Cole Jr., Mr. C.L. Coleman, Dr. K. Dagdelen, Dr. K. Voltaire, Mrs. J.M. Lioko, Mr. A.J. Quinn, Mr. J. Kassum were re-elected and Ms. S.F. Ba-N’Daw was elected.

According to the Articles of Association, the board meets at intervals determined by it from time to time.

The address of each of our executive directors and non-executive directors is the address of our principal executive office, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands.

Executive Directors

D. Mark Bristow (57) Chief Executive. Mr. Bristow has been Chief Executive Officer since the incorporation of the company, which was founded on his pioneering exploration work in West Africa. He has subsequently led the company’s growth through the discovery and development of world class assets into a major international gold mining business. Mr. Bristow has also played a significant part in promoting the emergence of a sustainable mining industry in Africa. A geologist with a PhD from Natal University, South Africa, he has held board positions at a number of global mining companies and is currently the non-executive chairman of Rockwell Diamonds Inc.

Graham P. Shuttleworth (47) Chief Financial Officer. Mr. Shuttleworth joined us as Chief Financial Officer and Finance Director in July 2007 but has been associated with the company since its inception, initially as part of its management team involved in listing the company on the London Stock Exchange in 1997, and subsequently as an advisor.

A chartered accountant, Mr. Shuttleworth was a managing director and the New York based head of metals and mining for the Americas in the global investment banking division of HSBC before taking up his current position at the company. Mr. Shuttleworth is a graduate of the University of Cape Town, South Africa, with a bachelor of commerce degree and an honors degree from the University of South Africa.

Non-Executive Directors

Christopher L. Coleman (47) Non-Executive Chairman. Chairman of the governance and nomination committee and member of the remuneration committee. Mr. Coleman is the group head of banking of Rothschild & Co. He is a director of NM Rothschild & Sons Limited, chairman of Rothschild Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild & Co. Group, which he joined in 1989. A BSc (Econ) graduate from the London School of Economics, he was a non-executive director of the Merchant Bank of Central Africa from 2001 to 2008. He is a non-executive director of Papa John’s International Inc. He was appointed a director in November 2008.

Norborne P. Cole (74) Senior Independent Non-Executive Director. Member of the remuneration committee and the governance & nomination committee. Mr. Cole started working for the Coca-Cola Company as a field representative in the USA in 1966 and advanced steadily through the organization becoming chief executive of Coca-Cola Amatil in Australia in 1994, a position he held until 1998. Under his leadership, Coca-Cola Amatil grew into the second largest Coca-Cola bottler in the world. Now based in San Antonio, Texas, he serves on the boards of a number of US companies including Papa John’s International Inc. He was appointed a director in May 2006.

Kadri Dagdelen (61) Independent Non-Executive Director. Member of the governance & nomination committee. A professor and previously the head of the department of mining engineering at the Colorado School of Mines, USA, Mr. Dagdelen began his professional career as a mining engineer at Homestake Mining Co (now Barrick Gold Corporation) and was the technical services manager when he left for academia in 1992. With a PhD in mining engineering and a ME in geostatistics, Mr. Dagdelen has been involved in numerous research and consulting projects worldwide. He also served on the board of directors of the Society of Mining, Exploration and Metallurgy in the USA for six years and has chaired other professional societies that support the mining industry. He was appointed a director in January 2010.

Safiatou Francoise Ba-N’Daw (63) Independent Non-Executive Director. A Harvard University MBA graduate, Ms. Ba-N’Daw spent 12 years with the World Bank as a senior financial specialist for the South Asia region, following which she was appointed Côte d’Ivoire’s Minister of Energy, a position she held until 2000. Ms. Ba-N’Daw was subsequently appointed a director of the United Nation’s Development Program for South-South Cooperation (formerly the Special Unit: Technical Cooperation among Developing Countries) until 2004 when she was appointed Deputy Chief of Staff to the Prime Minister of Côte d’Ivoire. She is a managing partner of Alizes Consultants, an international consulting services firm, and deputy chairperson of Niger Omega, a Nigerian and London based oil and gas services company. She was appointed a director in March 2015.

Jemal-ud-din Kassum (67) Independent Non-Executive Director. Chairman of the audit committee and member of the governance and nomination committee. Mr. Kassum is a former World Bank vice president for the East Asia and Pacific region. Before that, he had a 25 year career with the International Finance Corporation. He sits on the board of Thien Minh Group and Khan Bank. Based in the USA, he now provides strategic advice to international financial institutions and governments. He was educated at Oxford University and holds an MBA from Harvard University. He was appointed a director in January 2014.

Jeanine Mabunda Lioko (51) Independent Non-Executive Director. Member of the audit committee. Ms. Lioko has spent a number of years working in the DRC’s finance industry including with Citi Group and as an advisor to the Governor of Banque Centrale du Congo. A former Minister of Portfolio of the DRC, a position which she held for over five years, she is now a serving member of the National Assembly of the Democratic Republic of Congo, representing the Equateur Province. Ms. Lioko is also a special advisor to the DRC government to prevent violence against women and the recruitment of children for war. She was educated in Brussels, Belgium, and holds a law degree from the Catholic University of Louvain and a postgraduate degree in commercial science from the ICHEC Brussels Management School. She joined the board in January 2013.

Andrew J. Quinn (62) Independent Non-Executive Director. Chairman of the remuneration committee and member of the audit committee. Mr. Quinn retired at the end of 2011 from his position as head of mining investment banking for Europe and Africa at CIBC after 15 years in the role and more than 35 years’ experience of the mining industry. With a BSc (Hons) in mineral exploitation (mining engineering) from Cardiff University, Mr. Quinn began his career in Anglo American’s gold division in 1975, holding various management and technical positions in South Africa, and worked briefly for Greenbushes Tin in Australia before joining The Mining Journal in 1982 as editor of its gold publications. In 1984 he entered the financial services industry joining James Capel (later HSBC Investment Banking) and then joining CIBC in 1996. He was appointed a director in November 2011.

Karl Voltaire (65) Independent Non-Executive Director. Member of the audit committee and of the remuneration committee. A graduate in mineral resources engineering from the Ecole des Mines in Paris, Dr. Voltaire holds an MBA and PhD in economics and finance from the University of Chicago. He started his career as a mining engineer in Haiti and subsequently spent 23 years with the World Bank Group in Washington DC, including the International Finance Corporation where his last position was that of director of global financial markets. Thereafter Dr. Voltaire was appointed a director of the Office of President at the African Development Bank. He was CEO of the Nelson Mandela Institution from 2005 to 2009, and is currently a member of the Board of Trustees of the African University of Science and Technology. He was appointed a director in May 2006. Dr. K. Voltaire will retire from the board of directors with effect from May 3, 2016.

Executive Officers

Willem Jacobs (57) GM Operations Central and East Africa. With a BPL (Hons) and DCom, he has served as a director of listed and private companies in the areas of mining, engineering and manufacturing in Southern, Central and Eastern Africa for the past 20 years. He joined Randgold in 2010.

John Steele (55) Technical and Capital Projects Executive. Mr. Steele was responsible for the successful construction and commissioning of our Morila, Loulo, Tongon and Gounkoto mines and led the development and commissioning of the Kibali mine in the DRC. He also continues to provide operational and engineering oversight to the group. Mr. Steele has a BSc (Hons) in Chemical Engineering and MBL (UNISA).

Chiaka Berthe (62) General Manager – Operations West Africa. With a Master’s degree in geological engineering from the Malian National School of Engineering, Chiaka has more than 19 years’ experience in the industry. He is a member of the Australian Institute of Mine and Metallurgy and the Geostatistical Association. Mr. Berthe was general manager of the Loulo-Gounkoto complex from 2012 to 2015, when he was appointed to his current position.

Martin Welsh (44) General Counsel and Secretary. Mr. Welsh joined us in 2011 and in 2012 was appointed the group’s company secretary and general counsel. He qualified as a solicitor in 1998 and previously worked in London with Dickson Minto WS and Linklaters. Mr. Welsh holds BA (Hons) and LLB degrees and a diploma in legal practice from the University of Strathclyde.

Rodney Quick (44) Group GM Evaluation. A geologist with an MSc Geology and 22 years’ experience in the gold mining industry, Mr. Quick joined us in 1996, and has been involved in the exploration, evaluation and production phases of all our projects since Morila. He became responsible for all project development and evaluation for the group in 2009.

Our Articles of Association provide that the longest serving one-third of directors retire from office at each annual general meeting. Retiring directors normally make themselves available for re-election and are re-elected at the annual general meeting on which they retire. In accordance with the United Kingdom Governance Code (2014) the directors will offer themselves for reelection by shareholders at the company’s annual general meeting. Our officers service as officers is regulated by standard industry employment agreements.

The date of appointment, date of expiration and length of service for each of our directors is set forth in the table below:

Director	Date of Appointment	Date of Expiration Term	Number of Years Served

Executive
D.M. Bristow	8/11/95	5/05/16[1]	21
G.P. Shuttleworth	7/03/07	5/05/16[1]	9
Non-Executive
N.P. Cole	5/03/06	5/05/16[1]	10
K. Voltaire	5/03/06	5/05/16[1]	10
C.L. Coleman	11/03/08	5/05/16[1]	7
K. Dagdelen	1/29/10	5/05/16[1]	6
A.J. Quinn	11/01/11	5/05/16[1]	4
J. Mabunda Lioko	1/28/13	5/05/16[1]	3
J. Kassum	1/31/14	5/05/16[1]	2
S. F. Ba-N’Daw	3/01/15	5/05/16[1]	1

[1]	The United Kingdom Corporate Governance Code (2014) requires that all directors should stand for re-election on an annual basis. Dr. K. Voltaire will retire from the board of directors with effect from May 3, 2016. Mr. N.P. Cole Jr. intends to retire from the board of directors in November 2016.

None of our directors and executive officers were selected under any arrangements or understandings between that director or executive officer and any other person. All of our non-executive directors are considered independent directors.

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

Fixed remuneration

Fixed remuneration comprises only base salary. No pension contributions are funded by the company. In 2016, fixed remuneration represents less than 21% for the CEO and less than 32% for the CFO of the total remuneration package (based on target performance).

Base Salary

The CEO’s and CFO’s base salaries are determined by the remuneration committee, taking into account the performance of the individual. The company also benchmarks each element of it remuneration and the total remuneration package in comparison to FTSE 100, FTSE mining and comparable international gold mining companies. When setting base salaries, the remuneration committee also takes into consideration the requirement for extensive travel and time spent at the company’s operations in Africa. This is considered critical to the effective management of the company’s business.

At December 31, 2015, the annual base salaries of the executive directors were as follows:

•	CEO: Dr. DM Bristow $1,638,000

•	CFO: Mr. GP Shuttleworth £525,336

Following a review of all aspects of the remuneration packages of the executive directors, it has been decided that the CEO’s base salary be increased from $1,638,000 to $1,687,140 and the CFO’s base salary be increased from £525,336 to £541,096 with effect from January 1, 2016, which represent an increase of 3%. The CEO’s and CFO’s base salary increases are in line with wider increases across the group. As is the remuneration committee’s usual practice, it sought the views of our larger institutional shareholders and voting guidance services before deciding on these increases.

During the year the remuneration committee was provided with information detailing salaries of the broader Randgold employee population. The remuneration committee has an oversight of the review of the employees’ salaries and any increases made are also taken into account when considering the base salary increases for the CEO and CFO. The increases for the employees took effect in October 2015 and ranged from 0% to 7.5%. The average increase in employee salaries was approximately 3.7%.

Retirement Benefits

Executive directors can elect to sacrifice up to 20% of their base salary to contribute to a defined contribution provident fund. The provident fund is offered to all senior management within the company. The company does not make any contribution to the provident fund.

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

Variable Remuneration

Variable remuneration represents the major proportion of each executive director’s remuneration package.

In 2015, variable remuneration of the executive directors comprised:

•	An annual bonus opportunity, coupled with the requirement to defer a third of annual bonus earned into the Co-Investment Plan.

•	Participation in the Co-Investment Plan rewarding performance over three years, with a further one year post-vesting retention requirement of the vested award.

•	Performance shares awarded under the Restricted Share Scheme, rewarding performance over four years, with a further one year post-vesting retention requirement of the vested award.

2015 Annual Bonus

The annual bonus encourages and rewards superior performance on an annual basis. Executive directors are eligible to receive an annual bonus, subject to the achievement of stretching performance criteria. The performance metrics are intended to reward the achievement of challenging strategic and financial targets that contribute to the creation of sustainable shareholder value. Each year, the remuneration committee reviews and may make adjustments to the criteria used for measuring performance, taking into account the strategic objectives of the company for the year, before the metrics and targets are agreed for the annual remuneration cycle.

The annual bonus payable to the CEO for achieving target performance in 2015 was 150% of base salary, with a maximum bonus of 300% of base salary for achieving outperformance. The annual bonus payable to the CFO for achieving target performance in 2015 was 100% of base salary, with a maximum bonus of 200% of base salary for achieving outperformance.

Based on performance achieved against targets during the 2015 financial year, the remuneration committee determined, based on the performance metrics, that Dr. D.M. Bristow and Mr. G.P. Shuttleworth should receive bonus payments of $2,946,754 and $1,149,604, respectively.

Non-Executive Director Remuneration

The remuneration paid for 2015 and to be paid for 2016 to our non-executive directors, including the chairman, is comprised of:

•	An annual retainer fee to all non-executive directors of $60,000 in each of 2015 and 2016;

•	An annual fee for audit committee service of $35,000 in each of 2015 and 2016;

•	An annual fee for remuneration committee service of $25,000 in each of 2015 and 2016;

•	An annual fee for governance and nomination committee service of $10,000 in each of 2015 and 2016;

•	The chairman of a board committee to receive an additional of $20,000;

•	The senior independent director received a fee of $85,000. This fee was payable in addition to the annual fee and other committee fees for both 2015 and 2016;

•	The chairman, in addition to the annual fee also received a chairman fee of $225,000 (which is inclusive of committee membership fees but exclusive of the committee chairman fee) in 2015 and 2016;

•	Mr. C. Coleman, as chairman of the board, received an award of 2,500 ordinary shares in 2015, fully vested from grant;

•	Mr. N.P. Cole Jr., as a senior independent director, received an award of 2,000 ordinary shares in 2015, in each case fully vested from grant; and

•	An award to each non-executive director of 1,500 ordinary shares in 2015, fully vested from grant. The shares are seen as an important element of our approach to remuneration policy in relation to the chairman and non-executive directors. They encourage share ownership and are delivered in lieu of cash. The directors are considered independent notwithstanding an award of shares.

The shareholding requirement ensures that the interests of directors are aligned with shareholders. Executive directors are required to build up a holding in shares in the company at least equal in value to four times base salary for the CEO and two times base salary for the CFO from the value of vested long term incentive awards. As at December 31, 2015, Dr. D.M. Bristow and Mr. G.P. Shuttleworth each exceeded their respective shareholding requirements. New directors have three years in which to acquire the required shareholding and this period could be extended at the discretion of the remuneration committee. Non-executive directors are required to build up and hold shares at least equal in value to 200% of the annual retainer fee of $60,000, from the value of vested awards. All non-executive directors met this requirement as at December 31, 2015 with the exception of Mrs. Ba-N’Daw who was appointed to the board on March 1, 2015.

CEO Performance Shares

At the 2013 annual general meeting, shareholders approved a one-off award of performance shares to Dr. D.M. Bristow. The vesting of the performance shares is subject to the achievement of the conditions set out below and Dr. D.M. Bristow continuing to hold office or employment with the company during the period of three years from April 29, 2013, the date of grant of the award of performance shares with an equivalent value of up to $4,000,000. The achievement of each of the following conditions, which reflect the value enhancement and focus on establishing and operating our flagship Kibali gold mine, will result in the vesting of one-fifth of the shares subject to the award:

•	the first gold pour occurs at the Kibali gold mine;
•	the cumulative production at the Kibali gold mine in aggregate equals or exceeds 500,000oz of gold;
•	gold production of the Randgold group in aggregate equals or exceeds 1Moz per annum, for any financial year of the company;
•	the vertical shaft at the Kibali gold mine is completed and signed-off by the contractor of the vertical shaft and by the representative of the Kibali gold mine; and
•	the Nzoro II hydroelectric power station provides electricity to the Kibali gold mine.

Vesting of each one-fifth of the award is to occur on the later of the expiration of the third anniversary after the date of grant and the date on which a condition is achieved, provided Dr. D.M. Bristow holds office or employment as at the date of achievement of the condition. The award is subject to clawback (up to a maximum value of $4,000,000) at the discretion of the remuneration committee where a material misstatement is found contained in the annual report and accounts of the company on which vesting of the award (or any part thereof) is or is to be based. The CEO will not be permitted to transfer or dispose of the shares acquired on vesting of the award and will be required to retain them until cessation of his office or employment with the company.

At December 31, 2015, four out of five of the performance conditions have been met.

Director	Date of award	Market price at date of award ($) [1]	At Jan. 1, 2015	Awarded in the year	Vested in the year	Market price at date vested ($)	Lapsed in the year	At Dec. 31, 2015	Vesting period[2]
D.M. Bristow	Apr. 29, 2013	79.95	50,031	-	-	-	-	50,031	Each 1/5th of the award vests on the fulfilment of the relevant performance condition provided D.M. Bristow remains in office or employment with the company until April 29, 2016

[1]	NASDAQ Global Select Market closing price on day preceding grant or if a public holiday, the next trading day.
[2]	The first vesting condition in respect of 10,006 shares was met on September 24, 2013, and during 2014, the three additional performance conditions in respect of a further 30,018 shares were met. The final performance condition in respect of 10,006 shares was outstanding as at December 31, 2015. These shares will only be transferred to the CEO provided he continues in office or employment until April 29, 2016.

Restricted Share Scheme

The Restricted Share Scheme was approved by shareholders on July 28, 2008. Awards are determined as a percentage of base salary, with the maximum annual award being 200% of base salary for the CEO and 100% of base salary for the CFO.

For awards made in 2015, following feedback from shareholders, following a review of performance measures, the remuneration committee determined that, in order to improve the robustness of performance measurement and desensitize outcomes to volatility in the gold price, the following three measures will apply, each weighted one third:

•	Total cash cost per ounce – measured over four consecutive one year periods, with vesting at the end of four years. The overall vesting will be the average annual outcome against market guidance weighted by annual production in ounces. Threshold will equal the maximum cost per ounce each year and maximum vesting at the minimum cost per ounce as set by the board and communicated to the market in February each year.

•	Relative TSR – TSR is measured over the three months before the start and the three months before the end of any four year performance period and compared to the TSR, calculated in the same way, of a defined comparator group of international listed gold mining companies. Vesting is based on the relative TSR outcome over the four year period. Threshold vesting occurs at median and maximum at upper quartile. The defined comparator group for 2016 (subject to the remuneration committee discretion to add or amend the group from time to time) is:

o	Agnico Eagle Mines Limited; AngloGold Ashanti Limited; Barrick Gold Corporation; Eldorado Gold Corporation; B2 Gold Corporation; Gold Fields Limited; Goldcorp Incorporated; Kinross Gold Corporation; Newcrest Mining Limited; Newmont Mining Corporation; Yamana Gold Incorporated; Buenaventura Mining Company Incorporated; and New Gold Incorporated.

•	Reserve replacement ratio is calculated as a ratio of the cumulative four year reserves added compared with the cumulative four year reserves mined. Threshold vesting will occur if this ratio is at least 75% with maximum vesting occurring if the ratio is 110%.

For 2016, the remuneration committee has determined that the measures remain appropriate and there is no change to performance measures for the year.

The award of shares under the Restricted Share Scheme for the CEO and CFO for 2015 will vest subject to the achievement of the following performance targets:

Level of vesting	Year 4
Reserve replacement ratio: cumulative over four years
• Nil	Less than 75%
• 30%	75%
• Pro-rata 30% - 100% on a straight line basis	More than 75% and less than 110%
• 100%	110%
Total cash cost per oz: Average of four years weighted by annual production in ounces
• Nil	More than the higher end of costs guidance range
• 30%	Equal to the higher end of the costs guidance range
• Pro-rata 30% - 100% on a straight line basis	Between the higher and lower costs guidance range
• 100%	Equal to or lower than the lowest end of the costs guidance range
Relative TSR: Four year TSR v comparator group
• Nil	Less than 50th percentile
• 30%	50th percentile
• Pro-rata 30% - 100% on a straight line basis	More than 50th percentile and less than 75th percentile
• 100%	75th percentile

The award of shares under the Restricted Share Scheme for the CEO and CFO for 2016 will vest subject to the achievement of the following performance targets:

Level of vesting	Year 4
Reserve replacement ratio: cumulative over 4 years
• Nil	Less than 75%
• 30%	75%
• Pro-rata 30% - 100% on a straight line basis	More than 75% and less than 110%
• 100%	110%
Total cash cost per oz: Average of 4 years weighted by annual production in ounces
• Nil	More than the higher end of costs guidance range
• 30%	Equal to the higher end of the costs guidance range
• Pro-rata 30% - 100% on a straight line basis	Between the higher and lower costs guidance range
• 100%	Equal to or lower than the lowest end of the costs guidance range
Relative TSR: 4 year TSR v comparator group
• Nil	Less than 50th percentile
• 30%	50th percentile
• Pro-rata 30% - 100% on a straight line basis	More than 50th percentile and less than 75th percentile
• 100%	75th percentile

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

Restricted Share Scheme

	Date of award	Market price at date of award ($)[1]	At Jan 1, 2015	Awarded in the year	Vested in the year	Market price at date vested ($)	Lapsed in the year	At Dec 31, 2015	Vesting[2]
DM Bristow	June 13, 2011	76.53	25,637	-	3,205	71.47	9,614	12,818	1/3 vested June 13, 2015 1/3 vests June 13, 2016
	March 16, 2012	101.49	28,843	-	-	-	9,614	19,229	1/3 vested Mar 16, 2015 1/3 vests March 16, 2016 1/3 vests March 16, 2017
	March 18, 2013	82.37	36,724	-	-	-	-	36,724	1/3 vests March 18, 2016 1/3 vests March 18, 2017 1/3 vests Mar 18, 2018
	March 21, 2014	79.48	39,004	-	-	-	-	39,004	1/3 vests March 21, 2017 1/3 vests March 21, 2018 1/3 vests Mar 21, 2019
	May 12, 2015	73.42	-	44,619	-	-	-	44,619	Vests January 1, 2019
GP Shuttleworth	June 13, 2011	76.53	5,414	-	677	71.47	2,030	2,707	1/3 vested June 13, 2015 1/3 vests June 13, 2016
	March 16, 2012	101.49	6,462	-	-	-	2,154	4,308	1/3 vested March 16, 2015 1/3 vests March 16, 2016 1/3 vests March 16, 2017
	March 18, 2013	82.37	8,401	-	-	-	-	8,401	1/3 vests March 18, 2016 1/3 vests March 18, 2017 1/3 vests March 18, 2018
	March 21, 2014	79.48	10,170	-	-	-	-	10,170	1/3 vests March 21, 2017 1/3 vests March 21, 2018 1/3 vests March 21, 2019
	May 12, 2015	73.42	-	11,162	-	-	-	11,162	Vests January 1, 2019

[1]	NASDAQ Global Select Market closing price on day preceding date of grant or if a public holiday, the next trading day.
[2]	Vesting of the executive directors’ awards is subject to performance conditions.

Non-Executive Directors’ Share Awards Granted at the Company’s 2014 and 2015 Annual General Meetings

Director	Date of vesting	Number of shares awarded	Market price at date of vesting ($)[1]
CL Coleman	May 6, 2014	1,200	80.94
	May 5, 2015	2,500	76.15
S Ba-N’Daw[2]	n/a	n/a	n/a
	May 5, 2015	1,500	76.15
NP Cole Jr	May 6, 2014	1,200	80.94
	May 5, 2015	2,000	76.15

Director	Date of vesting	Number of shares awarded	Market price at date of vesting ($)[1]
K Dagdelen	May 6, 2014	1,200	80.94
	May 5, 2015	1,500	76.15
J Kassum	May 6, 2014	1,200	80.94
	May 5, 2015	1,500	76.15
J Mabunda Lioko	May 6, 2014	1,200	80.94
	May 5, 2015	1,500	76.15
AJ Quinn	May 6, 2014	1,200	80.94
	May 5, 2015	1,500	76.15
K Voltaire	May 6, 2014	1,200	80.94
	May 5, 2015	1,500	76.15

[1]	NASDAQ Global Select Market closing price on day preceding date of grant or if a public holiday, the next trading day.
[2]	Mrs. Ba-N’Daw was appointed to the board with effect from March 1, 2015.

Co-Investment Plan

The Co-Investment Plan rewards sustained performance relative to peers over a three-year period.

Each year, one third of any annual bonus earned is compulsorily deferred and an executive director may also choose to commit further shares to the Co-Investment Plan. For 2015 the maximum commitment opportunity offered under the Co-Investment Plan was 250% of base salary by the CEO and 125% of base salary by the CFO. Committed shares must be retained for three years and may be matched, depending on relative TSR performance over three years against the Euromoney Global Gold Index.

In 2015, the CEO committed 55,774 shares, and was granted an equal matching award under the Co-Investment Plan. The CFO committed 13,952 shares, and was granted an equal matching award under the Co-Investment Plan.

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

Three year TSR (performance per annum)

Compound growth (per annum)	Level of matching on committed shares
Below the index	-
Equal to the index	0.3 for 1
Index +2%	0.44 for 1
Index +4%	0.58 for 1
Index +6%	0.72 for 1
Index +8%	0.86 for 1
Index +10% or higher	1 for 1

Vesting of share plan awards for the performance period ending in 2015

The following awards, granted to the CEO and CFO, vested (or were capable of vesting) or lapsed in respect of a performance period ending in 2015:

CEO

Co-Investment Plan

Date of grant	Award of shares	Expiry of performance period	Number of award shares vested
March 18, 2013	36,724	December 31, 2015	36,724

Restricted Share Scheme

Date of grant	Award of shares	Date of vesting	Number of award shares
June 13, 2011	38,456	June 13, 2016	3,205 (3rd tranche)
March 16, 2012	28,843	March 16, 2016	0 (2nd tranche)
March 18, 2013	36,724	March 18, 2016	0 (1st tranche

Performance Share Award

Date of grant	Award of shares	Date of vesting	Number of award shares
April 29, 2013	50,031	April 29, 2016	40,024

CFO

Co-Investment Plan

Date of grant	Award of shares	Expiry of performance period	Number of award shares vested
March 18, 2013	8,401	December 31, 2015	8,401

Restricted Share Scheme

Date of grant	Award of shares	Date of vesting	Number of award shares
June 13, 2011	8,121	June 13, 2016	677 (3rd tranche)
March 16, 2012	6,462	March 16, 2016	0 (2nd tranche)
March 18, 2013	8,401	March 18, 2016	0 (1st tranche)

Co-Investment Plan

The vesting of the Co-Investment Plan awards granted in 2013 to the CEO and the CFO were subject to a performance condition which measures the company’s Total Shareholder Return (TSR) performance against the Euromoney Global Gold Index. As the company’s TSR performance exceeded the index by over 10% compound per year, the performance condition was met in full in respect of each of the awards and accordingly, the awards vested in full on the dates set out in the above tables representing a value of $2,278,724 and $521,282 for the CEO and CFO respectively, at a closing share price on December 31, 2015 of $62.05.

Restricted Share Scheme

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

None of the performance conditions were met in respect of 2012 and 2013 Awards, and accordingly no shares were awarded.

In respect of the 2011 Award none of the threshold targets were met except the EPS performance metric. The EPS performance condition was met in full resulting in 25% vesting of one-third of the tranche of shares awarded in

2011. Using a share price of $62.05 on the date the 2015 performance period ended, the value of that award is $198,850 and $41,992, respectively for the CEO and CFO.

Executive Directors’ Remuneration

	Base salary		Annual bonus[1]		Other payments[4]		Total
Director ($)	2015	2014	2015	2014	2015	2014	2015	2014
DM Bristow	1,638,000	1,575,000	2,946,754	2,866,579	3,454,250	3,217,825	8,039,004	7,659,404
GP Shuttleworth	802,324[2]	816,551	1,149,604[3]	1,150,008	540,770	442,494	2,492,698	2,409,053
Total	2,440,324	2,391,551	4,096,358	4,016,587	3,995,020	3,660,319	10,531,702	10,068,457

[1]	For detail of the portion of bonus deferred and performance measures met, see the sections “—Co-Investment Plan” and “—Restricted Share Scheme” above.
[2]	Mr. GP Shuttleworth’s salary was paid in pounds but converted to dollars at the average rate for the year of £1:$1.53.
[3]	Mr. GP Shuttleworth’s bonus will be paid in pounds in March 2016 but has been converted to dollars at the rate of £1:$1.41.
[4]	Other payments include expenses for restricted share awards performance share awards and Co-Investment Plan awards which are costed in accordance with IFRS 2, based on the valuation at the date of grant rather than the value of the awards that vested in the year. Vesting is subject to a number of vesting conditions which may or may not be achieved.

Non-Executive Directors’ Remuneration

Non-Executive Director	Fees		Other payments[1]		Total
Director ($)	2015	2014	2015	2014	2015	2014
CL Coleman	305,000	206,668	190,375	97,128	495,375	303,796
S Ba-N’Daw[2]	50,000	n/a	114,225	n/a	164,225	n/a
NP Cole Jr	186,667	135,000	152,300	97,128	338,967	232,128
K Dagdelen	70,000	60,000	114,225	97,128	184,225	157,128
J Kassum	118,333	75,833	114,225	97,128	232,558	172,961
J Mabunda Lioko	95,000	73,333	114,225	97,128	209,225	170,461
AJ Quinn	133,333	101,667	114,225	97,128	247,558	198,795
K Voltaire	126,667	125,000	114,225	97,128	240,892	222,128
Total	1,085,000	860,834	1,028,025	777,024	2,113,025	1,637,858

[1]	Other payments consisted only of the annual award of shares to each non-executive director approved at the AGM (NASDAQ Global Select Market closing price on day preceding date of grant or if a public holiday, the next trading day – 2015: $76.15 per share; 2014: $80.94 per share).
[2]	Mrs. S Ba-N’Daw was appointed to the board with effect from March 1, 2015.

The high and low share prices for our ordinary shares for 2015 on the London Stock Exchange were £57.50 and £35.46, respectively, and our high and low price for our ADSs on the NASDAQ Global Select Market were $85.84 and $54.88, respectively. The ordinary share price on the London Stock Exchange and the price of an ADS on the NASDAQ Global Select Market at December 31, 2015, the last day of trading, were £41.43 and $61.93, respectively.

The total number of awards of restricted shares granted as at February 28, 2016, including shares subject to vesting conditions, held by executive officers were as follows:

Name	Number of Awarded Shares
J. Steele	38,000
W. Jacobs	30,000
C. Berthe	22,000
M.A. Welsh	22,000
R. Quick	30,000

C. BOARD PRACTICES

Directors’ Terms of Employment

We have entered into contracts of employment with our executive directors Dr. D.M. Bristow and Mr. G.P. Shuttleworth with a notice period of six months.

We have entered into letters of appointment with our non-executive directors. Each director is subject to re-election annually by our shareholders in accordance with the provisions of the United Kingdom Corporate Governance Code (2014).

Board of Directors Committees

The board has established and delegated specific roles and responsibilities to three committees and three management committees to assist with the execution of its mandate and in order to ensure good corporate governance. The standing committees comprise an audit committee, a remuneration committee and a governance and nomination committee, all of which are chaired by independent non-executive directors. The audit, remuneration, and governance and nomination committees are comprised of non-executive directors. The management committees comprise the executive committee, the environmental and social oversight committee, both chaired by the CEO and the treasury committee, chaired by the CFO.

Meetings of the board committees are normally held quarterly and members of the management team can be invited to attend if required.

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

Audit Committee

Membership of the audit committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act of 2002 and the guidelines of the United Kingdom Corporate Governance Code (2014). Each of the members of the audit committee is an independent non-executive director. The members of the audit committee are Mr. J. Kassum (chairman), Dr. K. Voltaire (until his retirement on May 2, 2016), Mr. A.J. Quinn, Mrs. J. Mabunda Lioko and with effect from May 2, 2016, Mrs. Ba-N’Daw. All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and us in respect of the audit and corporate governance functions.

The board adopted the audit committee’s terms of reference on January 30, 2012 and following a review by the audit committee on February 4, 2016, the audit committee agreed its terms of reference did not require amendment. A copy of the audit committee’s terms of reference is available on the company’s website. The committee’s mandate, as delegated by the board, is to provide advice for the board regarding its oversight responsibilities and its duties, roles and responsibilities include the following:

•	Monitoring the integrity of the financial statements and formal announcements relating to the group’s financial performance and reviewing significant financial and other reporting judgments;

•	Reviewing and challenging, where necessary, the consistency and appropriateness of accounting principles, policies and practices which have been adopted by the group in the preparation of the annual financial statements, financial reporting issues and disclosures in the financial reports;

•	Reviewing and monitoring the effectiveness of the group’s internal control and risk management systems, including reviewing the process for identifying, assessing and reporting key risks and control activities;

•	Approving the internal audit plan and reviewing regular reports from the head of internal audit on the effectiveness of the internal control system;

•	Making recommendations to the board on the appointment, re-appointment or change of the group’s external auditors and approving the remuneration and terms of engagement of the group’s external auditors;

•	Overseeing the board’s relationship with the external auditors and ensuring the group’s external auditors’ independence and objectivity and the effectiveness of the audit process is monitored and reviewed;

•	Developing, implementing and maintaining a policy on the engagement of the group’s external auditors’ supply of non-audit services;

•	Reporting to the board any matters which the committee has identified as needing to be considered, actioned or improved upon;

•	Monitoring the group’s compliance with legal and regulatory requirements including ensuring that effective procedures are in place relating to the group’s whistleblowing and anti-corruption policies; and

•	Assessing whether the annual report, considered in its entirety, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the company’s position and performance, business model and strategy, and then subsequently recommending its approval to the board.

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

In addition, the audit committee is responsible for assessing management’s programs and policies relating to the adequacy and effectiveness of internal controls over our accounting and financial systems. The audit committee reviews and discusses with the CEO and the CFO the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The audit committee is also responsible for recommending to the board the external auditor to be nominated for shareholder approval who will be responsible for auditing the financial statements and completing other audit, review or attestation services. The audit committee also recommends to the board the compensation to be paid to the external auditor and directly oversees its work. Our external auditor reports directly to the audit committee. The audit committee reports directly to the board of directors.

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

Our internal audit function plays a critical role in the functioning of the audit committee with the head of internal audit reporting directly to the committee with an administrative line to the CFO. The group’s internal control processes and systems are monitored by the group’s internal audit function. In 2015, a formal internal audit plan, which was reviewed and approved by the audit committee, was executed across the group’s operations using internal resources and supplemented through the engagement of external practitioners upon specified terms. The head of internal audit has unrestricted access to both the CEO and the CFO, the board chairman and the chairman of the audit committee and is invited to attend and present on the activities of the internal audit function at all meetings of the audit committee. The board is confident that the unfettered access of the internal audit function to key board members and the direct and regular reporting to the audit committee enables the function to discharge its duties as required by law and in fulfillment of its obligations to the company. In addition, the audit committee meets regularly with internal and external auditors without the presence of management.

Remuneration Committee

The remuneration committee reviews the remuneration of directors and senior management and determines the structure and content of the senior executives’ remuneration packages by reference to a number of factors including current business practice and our prevailing business conditions and the mining and exploration industry. The remuneration committee is committed to the principles of accountability and transparency, and to ensuring that remuneration arrangements align reward with performance. The remuneration committee is guided by its terms of reference. The members of the remuneration committee are Mr. A.J. Quinn (chairman), Mr. C.L. Coleman, Mr. N.P. Cole, Jr. and Dr. K. Voltaire.

The remuneration committee’s responsibilities include:

•	Determining the remuneration policy and its specific application to the executive directors, as well as its general application to the senior executives below the main board;

•	The determination of levels of reward for the executive directors;

•	Providing guidance on evaluating the performance of the CEO, management development plans and succession planning;

•	Awards made under the Restricted Share Scheme and the Co-Investment Plan; and

•	Communication with shareholders on the remuneration policy and the remuneration committee’s work on behalf of the board.

Governance and Nomination Committee

The governance and nomination committee’s function is to assist the board in identifying qualified individuals who are willing and have the necessary independence and skills to act as directors of the company and be members of the board’s committees. The committee also develops and monitors a process for evaluating the board’s effectiveness and oversees the company’s Code of Conduct. The governance and nomination committee is guided by its terms of reference. In addition, the committee at the request of the board, interviews and recruits any future board members. The members of the governance and nomination committee are Messrs. C. Coleman (chairman), N.P. Cole, Jr., Dr. K. Dagdelen and Mr. J. Kassum.

The governance and nomination committee’s responsibilities include:

•	Developing and monitoring a process for evaluating the board’s effectiveness and overseeing the company’s code of conduct;

•	Regularly reviewing and evaluating the structure, size and composition of the board and making recommendations to the board with regard to any changes;

•	Identifying, evaluating and recommending, against objective criteria, candidates to fill board vacancies as and when they arise, for board approval;

•	Making recommendations to the board with regard to membership of the audit committee and remuneration committee and any other of the board’s committees in consultation with the chairmen of those committees;

•	Making recommendations on the constitution of the board to ensure there is an appropriate balance in terms of skills, knowledge, independence and experience;

•	Succession planning for directors and other senior managers of the company;

•	Assessing a director’s potential conflict of interest and making recommendations to the board; and

•	Making recommendations to the board concerning the role of senior independent director.

D. EMPLOYEES

At the end of each of the past three years, the breakdown of employees, including our subsidiaries by main categories of activity was as follows:

At December 31,	2015	2014	2013

Gounkoto	132	151	163
Morila	359	302	397
Loulo	1,928	945	947
Tongon	590	449	533
Kibali	705	701	516
Total	3,714	2,548	2,556

E. SHARE OWNERSHIP

See “PART I. Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

No options were awarded to staff in terms of the Employee Share Option Scheme during 2015.

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

Co-Investment Plan

The Co-Investment Plan rewards sustained performance relative to peers over a three-year period.

Each year, one third of any annual bonus earned is compulsorily deferred and an executive director may also choose to commit further shares to the Co-Investment Plan. For 2015 the maximum commitment opportunity offered under the Co-Investment Plan was 250% of base salary by the CEO and 125% of base salary by the CFO. Committed shares must be retained for three years and may be matched, depending on relative total shareholder return performance over three years against the Euromoney Global Gold Index.

See the description of the participation of the CEO and CFO in the Co-Investment Plan under “PART I. Item 6. Directors, Senior Management and Employees—B. Compensation—Co-Investment Plan” above.

CEO Performance Shares

See the description of the CEO performance shares under “PART I. Item 6. Directors, Senior Management and Employees—B. Compensation—CEO Performance Shares” above.

Item 7. Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

As of February 28, 2016, our issued share capital consisted of 93,546,717 ordinary shares with a par value of $0.05 per share. To our knowledge we are not, directly or indirectly, owned or controlled by another corporation, any foreign government or other person.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 28, 2016, by:

•	Any person of whom the directors are aware that is interested directly or indirectly in 3% or more of our ordinary shares;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of February 28, 2016, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person.

Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE2 4WJ, Channel Islands.

	Shares Beneficially Owned

Holder	Number	%

D.M. Bristow	770,715	0.82
G.P. Shuttleworth	79,052	0.08
C. L. Coleman	12,300	0.01
S. Ba-N’Daw[1]	1,500	-
N.P. Cole Jr.	12,527	0.01
K. Dagdelen	7,500	-
J. Kassum	2,700	-
J. Mabunda Lioko	3,900	-
A.J. Quinn	6,328	-
K. Voltaire	12,027	0.01
BNY (Nominees) Limited[2] One Canada Square, London, E14 5AL	40,667,880	43.47
BlackRock Inc.[3] 40 East 52nd Street New York, NY 10022	15,814,947	16.9
Vontobel Holding AG, Gottardstrasse 43, CH-8022, Zurich, Switzerland	6,049,367	6.47
Van Eck Associates Corporation[4], 335 Madison Ave, 19th Floor New York, NY 10017	5,681,169	6.07
Directors and executive officers[5]	908,549	0.97

[1]	Mrs. Ba-N’Daw was appointed to the board with effect from March 1, 2015.
[2]	Shares held by BNY (Nominees) Limited are held for and on behalf of our ADS holders.
[3]	BlackRock Inc. reported in its Schedule 13G/A filed with the SEC on January 8, 2016 that its beneficial ownership in us amounted to 16,119,642 ordinary shares (17.3%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.
[4]	Van Eck Associates Corporation reported in its Schedule 13G/A filed with the SEC on February 11, 2016 that its beneficial ownership in us amounted to 5,744,496 ordinary shares (6.16%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.
[5]	No director or executive officer beneficially owns in excess of 1% of the outstanding ordinary shares.

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by our other shareholders.

At December 31, 2015, a total of 41,385,040 ordinary shares (or 44.39 percent of issued ordinary share capital) were held by The Bank of New York Mellon as depositary for our American Depositary Receipt program. Each American Depositary Share (ADS) is equivalent to one ordinary share in the company. At December 31, 2015 the number of persons who were registered holders of ADSs was reported at 99. Randgold is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

All shareholders have the same voting rights.

As at December 31, 2015 there were 1,288 holders of record of our ordinary shares. Of these holders 5 had registered addresses in the United States and held a total of 12,599 ordinary shares, approximately 0.01% of the total outstanding shares. In addition, certain accounts of record with registered addresses outside the United States, including The Bank of New York Mellon, hold our ordinary shares in whole or in part, beneficially for United States persons.

At February 28, 2016, 40,667,880 ADSs or approximately 43.47 percent of total issued share capital, were issued and outstanding and held of record by approximately 98 registered holders.

Insofar as is known to us, there was no person who, directly or indirectly, joint or severally, exercised or could exercise control over Randgold nor is Randgold aware of any arrangements which might result in a change of control of Randgold.

B. RELATED PARTY TRANSACTIONS

Other than as referred to below, none of our directors, officers or major shareholders or, to our knowledge, their families, had any interest, direct or indirect, in any transaction during the last fiscal year or in any proposed transaction which has affected or will materially affect us or our investment interests or subsidiaries. Refer to Note 20 of our financial statements included in this Annual Report for details provided on related party transactions that existed on December 31, 2015.

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

	Price Per Ordinary Share		Price Per ADS
Financial Period Ended	High(£)	Low (£)	High ($)	Low ($)
December 31, 2015	57.50	35.46	85.84	54.88
December 31, 2014	52.35	36.08	89.89	58.00
December 31, 2013	64.65	37.03	102.2	60.90
December 31, 2012	77.75	45.96	126.88	73.13
December 31, 2011	75.55	44.25	119.44	71.47

	Price Per Ordinary Share		Price Per ADS
Calendar Period	High(£)	Low(£)	High($)	Low($)
2016
First Quarter (through February 29, 2016)	67.20	41.68	93.67	59.96
2015
Fourth Quarter	47.15	38.37	72.07	58.34
Third Quarter	43.44	35.46	68.12	54.88
Second Quarter	51.45	42.84	78.90	66.90

	Price Per Ordinary Share		Price Per ADS
Calendar Period	High(£)	Low(£)	High($)	Low($)
First Quarter	57.50	43.18	85.84	66.45
2014
Fourth Quarter	44.96	36.78	71.36	58.00
Third Quarter	52.35	42.09	89.89	67.35
Second Quarter	49.05	43.28	84.89	72.14
First Quarter	50.65	36.08	85.48	59.19

	Price Per Ordinary Share		Price Per ADS
Calendar Month	High (£ )	Low (£)	High ($)	Low ($)
2016
February	67.20	49.58	93.67	71.59
January	49.82	41.68	70.78	59.96
2015
December	43.19	39.48	65.35	59.08
November	44.04	38.70	67.20	58.77
October	47.15	38.37	72.07	58.34
September	39.93	35.46	61.20	54.88

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

The authorized share capital is $8,000,000 divided into 160,000,000 ordinary shares of $0.05 each, of which 93,546,717 were issued as at February 28, 2016 and 66,453,283 were available for issue.

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

Articles of Association

We updated our Articles of Association following our annual general meeting on May 3, 2011, where we adopted by special resolution a modern set of articles that a London Stock Exchange listed company should have. At the same time, changes were made to reflect new requirements imposed by the United Kingdom Listing Authority on “premium listed” companies. Since then our shareholders approved further updates to our Articles of Association on May 6, 2014.

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

Remuneration of Directors

Our non-executive directors shall be entitled to receive by way of fees for their services as directors any sum that we may from time to time determine, not exceeding in aggregate $1,500,000 per annum or any other sum as we, by ordinary resolution in a general meeting, shall from time to time determine. That sum, unless otherwise directed by ordinary resolution of us by which it is voted, shall be divided among the non-executive directors in the proportions and in the manner that the board determines or, if the board has not made a determination, equally. The directors are entitled to be repaid all traveling, hotel and other expenses properly incurred by them in or about the performance of their duties as directors.

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

C. MATERIAL CONTRACTS

1. Appointment letters with our non-executive directors: (i) Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Jemal-ud-din Kassum, (ii) Appointment Letter, dated March 1, 2015, between Randgold Resources Limited and Safiatou Francoise Ba-N’Daw, (iii) Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Andrew Quinn, (iv) Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Christopher Coleman, (v) Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Kadri Dagdelen, (vi) Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Karl Voltaire, (vii) Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Norborne Cole Jr., and (viii) Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Jeanine Mabunda Lioko.

Pursuant to the appointment letters with the non-executive directors, each non-executive director’s appointment as a non-executive director is contingent upon re-election at the forthcoming annual general meetings and the appointment is terminable by either party upon three months’ notice. The appointment letters provide that a non-executive director is entitled to receive a fee of $50,000 per year (payable half yearly in arrears). In addition, if a non-executive director is appointed to serve on a board committee, the fees payable will be as follows: Audit Committee-$35,000 per year; Remuneration Committee-$25,000 per year; Governance and Nomination Committee-$10,000 per year, and the chairman of a board committee is entitled to receive an additional premium to the committee assignment fee of $20,000 per year. Each non-executive director shall receive 1,200 ordinary shares in the company per year subject to approval of shareholders at the company’s annual general meeting. Mr. Cole’s appointment letter provides that in addition, as the appointed senior independent director, he will receive an additional $85,000. Mr. Coleman’s appointment letter provides that in addition, as the appointed chairman of the board of directors (inclusive of committee membership fees but exclusive of of the committee chairman fee), he will receive an additional $200,000. On May 5, 2015, our shareholders approved an increase of the non-executive directors’ fees and the award of ordinary shares in the company to each non-executive director. See the description of the non-executive directors’ fee under “PART I. Item 6. Directors, Senior Management and Employee-B. Compensation—Non-Executive Director Remuneration” above.

2. Deeds of indemnity: (i) Deed of Indemnity, dated January 31, 2014, between Randgold Resources Limited and Jemal-ud-din Kassum and (ii) Deed of Indemnity, dated March 1, 2015, between Randgold Resources Limited and Safiatou Ba-N’Daw.

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

3. Facility Agreement dated December 17, 2014 between Randgold Resources Limited, HSBC Bank PLC and other financial institutions.

In December 2014, we entered into a $400.0 million unsecured revolving credit facility with HSBC and a syndicate of other banks which matures in May 2016 and is at present undrawn. The interest rate, if drawn, would be LIBOR plus 1.5% per annum based on the company’s current level of leverage. The facility includes financial covenants in respect of EBIT, EBITDA, net finance charges, tangible net worth, total debt, debt coverage and interest coverage.

4. Amendment dated September 16, 2015 to the Joint Venture Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009 relating to Kibali Goldmines SA.

In September 2015, we entered into a side letter with AngloGold Ashanti Limited to clarify certain inconsistencies contained in the Joint Venture Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009.

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

Subject to the discussion below under the heading “–Passive Foreign Investment Company Rules,” for US federal income tax purposes, distributions with respect to our ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits as determined for federal income tax purposes. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder’s basis in our ordinary shares or ADSs. To the extent that these distributions exceed the US holder’s tax basis in our ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain. We do not, however, intend to calculate our earnings and profits under US federal income tax principles. Therefore, you should expect that any distribution from us generally will be treated for US federal income tax purposes as a dividend. Such dividends will not be eligible for the dividends received deduction generally allowed to a US corporation under Section 243 of the Code.

Individual US holders are eligible for reduced rates of US federal income tax (currently at a maximum rate of 20%) in respect of “qualified dividend income”. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met and either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty which provides for the exchange of information. For this purpose, ADSs listed on the NASDAQ exchange are considered to be readily tradable on an established securities market in the United States. Therefore, we currently believe that dividends paid with respect to our ADSs will constitute qualified dividend income for US federal income tax purposes, provided the individual US holders of our ADSs meet certain holding period requirements. However, since our ordinary shares are not listed on an established securities market in the United States and we are not eligible for the benefits of a comprehensive US income tax treaty which provides for the exchange of information, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. Furthermore, if we are a passive foreign investment company, as discussed below under the heading “–Passive Foreign Investment Company Rules”, in the taxable year of the distribution or the preceding tax year, the dividends paid with respect to our ADSs will not constitute qualified dividend income. US holders should consult their own tax advisors regarding the classification of any distributions from us as qualified dividend income.

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

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion below under “–Passive Foreign Investment Company Rules,” if a US holder sells or otherwise disposes of its ordinary shares or ADSs in a taxable transaction, it will generally recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and its tax basis in the ordinary shares or ADSs. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year at the time of the sale or other taxable disposition. In general, any gain that US holders recognize on the sale or other taxable disposition of ordinary shares or ADSs will be US source income for purposes of the foreign tax credit limitation and any losses recognized will generally be allocated against US source income. Deduction of capital losses is subject to limitations under the Code. US holders who sell ordinary shares for a currency other than US dollars should consult their own tax advisor regarding the tax consequences of such sale.

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

We believe that we currently are not a PFIC and do not expect to become a PFIC in 2016. However, there is significant uncertainty in the application of the PFIC rules to mining enterprises such as ourselves as a result of the interplay of several sets of tax rules. In addition, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, the market price of our ordinary shares, and the amount and type of our gross income, there can be no assurance that we will not become a PFIC in the future or that the US Internal Revenue Service will agree with our conclusion that we are not a PFIC now.

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

Under existing rules, a U.K. resident individual shareholder will be entitled to a tax credit, which may be set off against the shareholder’s total income tax liability on the dividend. The value of the tax credit is currently 10% of the aggregate of the dividend and the tax credit (the “Gross Dividend”), which is also equal to one-ninth of the cash dividend received.

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

For taxable income above £150,000 an additional higher rate of tax was introduced from April 6, 2010, and which from April 6, 2013 is at a rate of 45%. Dividends that fall into the 45% tax bracket will be liable to income tax at a rate of 37.5% of the Gross Dividend. Any tax credit will be set against, but not fully match, the shareholder’s tax liability on the Gross Dividend and such shareholder will have to account for additional income tax equal to 27.5% of the Gross Dividend (this equates to 30.56% of the cash dividend received) to the extent that the Gross Dividend, when treated as the top slice of the shareholder’s income, falls above the threshold for the 45% rate of tax.

An individual shareholder will not generally be able to claim repayment from HMRC of any part of the tax credit attaching to dividends paid by us.

From April 6, 2016, the dividend tax credit will be replaced by a dividend allowance for individuals. Under these new rules, the first £5,000 of an individual shareholder’s dividend income will not be taxed, regardless of the level of their non-dividend income. The rates of tax applicable to dividends received in excess of the £5,000 allowance will be taxed at the following rates: 7.5% on dividend income falling within the basic rate band, 32.5% on dividend income received within the higher rate band, and 38.1% on dividend income received within the additional rate band.

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

The first £11,100 of an individual’s net chargeable gains are exempt for both the current tax year and the tax year commencing April 6, 2016. The balance is taxed at 18% (falling to 10% from April 6, 2016) for gains that fall within the individual’s otherwise unused basic rate income tax band (currently £31,786 and increasing to £32,001 from April 6, 2016) and 28% (falling to 20% from April 6, 2016) thereafter.

A body corporate will generally be subject to U.K. corporation tax on chargeable gains at the standard rate of U.K. corporation tax (currently 20%).

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

You may request a copy of our SEC filings, at no cost, by writing or calling us at Randgold Resources Limited, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands, Attention: M. A. Welsh, Telephone: 011 44,1534-735-333. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices at 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands.

A copy of each document (or a translation thereof to the extent not in English) concerning us that is referred to in this Annual Report, is available for public view at our principal executive offices at 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands, Attention: M.A. Welsh, Telephone: 011 44,1534-735-333.

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

Foreign Currency and Commodity Price Sensitivity

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro, South African Rand, Congolese franc and CFA). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks and no significant positions were held in 2015 and 2014. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold was sold at market prices in 2014 and 2015. Gold sales are made in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

Level of exposure of foreign currency risk

$000	December 31, 2015	December 31, 2014

Carrying value of foreign currency balances
Cash and cash equivalents includes balances denominated in:

• Communauté Financière Africaine franc (CFA)	751	1,550
• Euro (EUR)	32	1,198
• South African rand (ZAR)	1,118	1,065
• British pound (GBP)	69	225
Trade and other receivables include balances denominated in:

• Communauté Financière Africaine franc (CFA)	83,432	142,013
• Euro (EUR)	8,827	1,375
• South African rand (ZAR)	22,389	101
• British pound (GBP)	526	235
Trade and other payables includes balances denominated in:

• Communauté Financière Africaine franc (CFA)	(42,440)	(40,355)
• Euro (EUR)	(9,703)	(9,845)
• South African rand (ZAR)	-	(1,720)
• British pound (GBP)	(29)	(636)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the US dollar. Set out below is the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments.

 Level of exposure of foreign currency risk (continued)

	Closing exchange Rate	Effect of 10.0% strengthening of US dollar on net earnings and equity

At December 31, 2015
• Euro (EUR)	0.9168	1,272
• Communauté Financière Africaine franc (CFA)	600.91	4,174
• South African rand (ZAR)	15.53	995
• British pound (GBP)	0.68	57
At December 31, 2014
• Euro (EUR)	0.8226	(855)
• Communauté Financière Africaine franc (CFA)	539.63	10,321
• South African rand (ZAR)	11.60	72
• British pound (GBP)	0.64	(18)

The sensitivities are based on financial assets and liabilities held at December 31 where balances were not denominated in the functional currency of group. The sensitivities do not take into account the group’s sales and costs and the results of the sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non-foreign exchange influenced factors.

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

Interest Rate Sensitivity

We generally do not undertake any specific actions to cover our exposure to interest rate risk and at December 31, 2015 were not party to any interest rate risk management transactions.

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

At December 31, 2015 the fair value of our borrowings, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $0. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of the three month LIBOR rate was not applicable.

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in Mali and Côte d’Ivoire (and in the case of its joint ventures in DRC and Mali). The gold produced is sold to the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not financial assets under IFRS 7, included in receivables is $102.9 million (2014: $106.8 million) (refer to Note 7 of our financial statements included in this Annual Report) relating to indirect taxes owing to Loulo, Gounkoto and Tongon by the State of Mali, which are denominated in FCFA, which holds some credit risk for the group. The legally binding mining conventions in Mali permit offsetting of other corporate taxes against approved unpaid TVA. A further $61.8 million (2014: $50.5 million) is held within the underlying statement of financial position of the equity accounted Kibali joint venture which is considered recoverable given the receipts obtained during the year and absence of significant disputed items, albeit receipts, remain slow. See “PART I. Item 3. Key Information—D. Risk Factors.”

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

Associated Fee	Depositary Action

$5.00 or less per 100 ADSs (or portion thereof).	Execution and delivery of ADRs and the surrender of ADRs pursuant to the Deposit Agreement.

$0.02 or less per ADS (or portion thereof).	Any cash distribution made pursuant to the Deposit Agreement, including, among other things:

	•	cash distributions or dividends,

	•	distributions other than cash, shares or rights,

	•	distributions in shares, and

Associated Fee	Depositary Action

	•	rights of any other nature, including rights to subscribe for additional shares.

Taxes and other governmental charges.	As applicable.

Registration fees in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to or from the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals.	As applicable.

A fee equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.	Distributions of securities other than cash, shares or rights.

Any other charges payable by the Depositary, any of its agents (and their agents), including the custodian (by billing such owners for such charge or by deducting such charge from one or more cash dividends or other cash distributions).	Servicing of shares or other deposited securities.

Expenses incurred by the Depositary.	•	Cable, telex and facsimile transmission (where expressly provided for in the Deposit Agreement)

	•	Foreign currency conversion into U.S. dollars

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

Depositary Payments for 2015

For the year ended December 31, 2015, our Depositary made no payments on our behalf in relation to our ADR program.

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

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures: As of December 31, 2015 (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the evaluation date, the company’s disclosure controls and procedures, including controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported within the required time periods.

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

Our management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013).

Based on this assessment management concluded that, as of the evaluation date, the company’s internal control over financial reporting is effective based upon those criteria.

(c) Changes in Internal Control Over Financial Reporting: There have been no changes in the company’s internal control over financial reporting identified in connection with the evaluation that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect the company’s internal control over financial reporting.

(d) Attestation Report of the Registered Public Accounting Firm: The company’s independent registered accounting firm, BDO LLP, has issued an audit report on the effectiveness of the company’s internal control over financial reporting. See report of BDO LLP, an Independent Registered Public Accounting Firm on page F-1.

Board of Directors and Shareholders

Randgold Resources Limited

We have audited Randgold Resources Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Randgold Resources Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report included in “Item 15B, “Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Randgold Resources Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Randgold Resources Limited as of December 31, 2015 and 2014 and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and statements of consolidated cash flows for the three years in the period ended December 31, 2015 and our report dated 30 March 2016, expressed an unqualified opinion thereon.

/s/ BDO LLP

BDO LLP

London

30 March 2016

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Membership of the company’s audit committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act of 2002. The company’s board determined that Mr. J. Kassum, the current chairman of the audit committee, was an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. J. Kassum and each of the other members of the audit committee (being Mrs. J.L. Mabunda Lioko, Mr. K. Voltaire, and Mr. A.J. Quinn) are independent non-executive directors. All four members of the committee have considerable financial knowledge and experience to assist in overseeing and guiding the board and the company in respect of audit and corporate governance disciplines.

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

Item 16C. Principal Accountant Fees and Services

BDO LLP has served as our independent registered public accounting firm for the financial years ended December 31, 2015, 2014 and 2013.

The following table presents the aggregate fees for professional services and other services rendered by our Independent Registered Public Accounting Firm to us in 2015 and 2014.

	2015	2014
	($000)	($000)
Audit Fees[1]	1,091	1,123
Audit-related Fees[2]	-	-
Total	1,091	1,123

[1]	The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include our audit and statutory audits.
[2]	Audit-related fees include fees billed relating to comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC and UK Listing Authority.

No other fees were billed.

Audit Committee Pre-Approval Policies and Procedures

Below is a summary of the Audit Committee’s pre-approved policies and procedures:

The Audit Committee is comprised only of independent non-executive directors and its mandate covers the sphere of duties relating to accounting policies, internal control, financial reporting practices, identification of exposure to significant risks and all corporate governance issues.

The Audit Committee is responsible for monitoring and reviewing the objectivity and independence of the external audit which is supported by a policy which stipulates that the external auditors are prohibited from providing non-audit services to the group. In line with the audit committee’s policy during the year no non-audit services were provided by BDO. On February 4, 2016 the audit committee reaffirmed the group’s non-audit services policy.

The Audit Committee met six times during 2015. At some of these meetings the committee met with the external audit partner and the finance director, to review the audit plans of the external auditors and to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls. The audit committee met with the finance director to review the quarterly and half-yearly financial results, and met with the finance director and external auditor to review the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

During 2015, all Audit-related Fees provided to us by BDO LLP were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

No work was performed by persons other than BDO LLP’s full-time, permanent employees on the BDO LLP’s engagement to audit our financial statements for 2015 and 2014, except that BDO LLP utilizes members of staff in its South African, Jersey, United States, Zambian and Mauritian offices member firms as part of the engagement team.

During 2015, the Audit Committee has overseen work undertaken to ensure compliance with the requirements of Section 404 of the Sarbanes Oxley Act of 2002.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Neither the issuer nor any affiliate of the issuer purchased any of our shares during 2015.

Item 16F. Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G. Corporate Governance

We are subject to a variety of corporate governance guidelines and requirements of NASDAQ, the London Stock Exchange and the SEC. We believe that we comply with the applicable corporate governance requirements. Although we are listed on the NASDAQ Global Select Market, we are not required to comply with all of NASDAQ’s corporate governance rules which are applicable to US companies. The significant ways in which the NASDAQ corporate governance rules differ for us, as a foreign company, are a reduced quorum requirement for shareholder meetings. Since 2011, we have been required to comply with the provisions of the United Kingdom Corporate Governance Code which was issued in the United Kingdom in June 2008 and was subsequently revised in

2010, 2012 and again in 2014. According to the provisions of the United Kingdom Corporate Governance Code we were in compliance with the provisions throughout the year. In compliance with the United Kingdom Corporate Governance Code (2014), all directors are subject to re-election on an annual basis and at our AGM on May 5, 2015 all of our directors were re-elected.

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

Reference is made to the financial statements, commencing on page F-1, and the financial statement schedule on page S-1.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1*	Memorandum and Articles of Association of Randgold Resources Limited, as amended on May 6, 2014.

2.1[3]	Form of Amended and Restated Deposit Agreement, dated as of July 10, 2002 among Randgold Resources Limited, The Bank of New York as Depositary, and owners and holders from time to time of American Depositary receipts issued thereunder.

2.2[3]	Form of American Depositary Receipt.

2.3[1]	Excerpts of relevant provisions of the Companies (Jersey) Law 1991.

2.4[1]	Shareholder’s Agreement (English translation), dated June 23, 2000, between the State of Mali and Morila Limited.

4.1[1]	Deed Governing the Relationship Between the Parties Upon Admission between Randgold & Exploration Company Limited and Randgold Resources Limited, dated June 26, 1997 (Relationship Agreement).

4.2[1]	License Agreement, dated June 26, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.

4.3[1]	Agreement, dated December 21, 1999, between Société des Mines de Morila SA, Randgold Resources Limited and Morila Limited (loan from Randgold Resources Limited to Morila Limited).

4.4[1]	Joint Venture Agreement, dated May 29, 2000, between AngloGold Limited and Randgold Resources Limited.

4.5[1]	Randgold Resources Limited Share Option Scheme.

4.6[2]	Shareholder Loan Agreement dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

Exhibit No.	Exhibit

4.7[2]	Amendment to Shareholders’ Loan Agreement, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.8[2]	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo S.A.

4.9[4]	Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.10[5]	Addendum to the Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.11[5]	Addendum to the Joint Venture Agreement, dated April 22, 2008, between AngloGold Ashanti Limited and Randgold Resources Limited.

4.12[6]	Letter Agreement, dated September 18, 2008, between Randgold Resources (Côte d’Ivoire) Limited and New Mining Côte d’Ivoire SARL.

4.13[7]	Agreement between Randgold Resources Limited and AngloGold Ashanti Limited dated July 16, 2009.

4.14[7]	Amendment dated July 27, 2009 to Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009.

4.15*	Amendment dated September 16, 2015 to the Joint Venture Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009 relating to Kibali Goldmines SA.

4.16[8]	Arrangement Agreement, dated August 5, 2009, between Randgold Resources Limited, 0858065 B.C. Limited and Moto Goldmines Limited.

4.17[8]	Protocole d’Accord, dated October 31, 2009, between Randgold Resources Limited, AngloGold Ashanti Limited, Moto Goldmines Limited, Kibali Goldmines S.P.R.L. and the Government of the Democratic Republic of Congo.

4.18[9]	Joint Venture Agreement, dated July 16, 2009 between Randgold Resources Limited and AngloGold Ashanti Limited in relation to Kibali (Jersey) Limited.

4.19[10]	Rules of Restricted Share Scheme, as amended on January 30, 2012.

4.20*	Rules of Co-Investment Plan, as amended on January 30, 2012 and March 16, 2012.

4.21*	Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Andrew Quinn.

4.22*	Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Christopher Coleman.

4.23*	Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Kadri Dagdelen.

Exhibit No.	Exhibit

4.24*	Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Karl Voltaire.

4.25*	Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Norborne Cole Jr.

4.26*	Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Jeanine Mabunda Lioko.

4.27*	Appointment Letter, dated May 14, 2014, between Randgold Resources Limited and Jemal-ud-din Kassum.

4.28[12]	Appointment Letter, dated March 1, 2015, between Randgold Resources Limited and Safiatou Francoise Ba-N’Daw.

4.29[11]	Deed of Indemnity, dated April 30, 2012, between Randgold Resources Limited and Andrew Quinn.

4.30[11]	Deed of Indemnity, dated January 28, 2013, between Randgold Resources Limited and Jeanine Mabunda Lioko.

4.31[11]	Deed of Indemnity, dated January 31, 2014, between Randgold Resources Limited and Jemal-ud-din Kassum.

4.32[12]	Deed of Indemnity, dated March 1, 2015, between Randgold Resources Limited and Safiatou Ba-N’Daw.

4.33[10]	Executive Service Agreement between Randgold Resources Limited and Dennis Mark Bristow, dated June 13, 2011.

4.34[11]	Variation to Executive Service Agreement between Randgold Resources Limited and Dennis Mark Bristow, as amended on January 28, 2013.

4.35[10]	Executive Service Agreement between Randgold Resources Limited and Graham P. Shuttleworth, dated June 13, 2011.

4.36[11]	Variation to Executive Service Agreement between Randgold Resources Limited and Graham P. Shuttleworth, as amended on January 28, 2013.

4.37[11]	Establishment Convention between the Government of the Republic of Mali and Société des Mines de Gounkoto SA, dated March 21, 2012.

4.38[11]	Agreement between The State of Côte d’Ivoire and Randgold Resources Côte d’Ivoire SARL, dated October 2010.

4.39[11]	Shareholders agreement dated October 31, 2009, between L’office des Mines d’or de Kilo-Moto, Moto Goldmines Limited , Border Energy Pty Limited, Kibali Goldmines SA and Kibali (Jersey) Limited.

Exhibit No.	Exhibit

4.40[11]	Establishment Convention between the Government of the Republic of Mali and BHP Minerals International Inc., dated April 28, 1992 concerning the Morila Gold Mine.

4.41[11]	Toll Treatment Agreement, dated June 1, 2011, between Société des Mines de Gounkoto SA and Société des Mines de Loulo SA.

4.42[11]	Establishment Convention between the Government of the Republic of Mali and Société des Mines de Loulo SA, dated March 21, 1983.

4.43[11]	Amendment to the Establishment Convention dated March 21, 1983, concerning the Loulo Gold Mine.

4.44[12]	Facility Agreement dated December 17, 2014 between Randgold Resources Limited., HSBC Bank PLC and other financial institutions.

8.1*	List of Subsidiaries.

12.1*	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of BDO LLP.

15.2*	Consent of BDO LLP.

15.3*	Consent of Timothy Peters.

15.4*	Consent of Andrew Fox.

[1]	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-90972), filed on June 21, 2002.
[2]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.
[3]	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-129147), filed on October 7, 2009.
[4]	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-147648), filed on November 27, 2007.
[5]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
[6]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

[7]	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-160827), filed on July 27, 2009.
[8]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.
[9]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.
[10]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.
[11]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.
[12]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RANDGOLD RESOURCES LIMITED

By:	/s/ D. Mark Bristow
Name: D. Mark Bristow
Title: Chief Executive Officer
Date: March 31, 2016

Exhibit Index

Exhibit No.	Exhibit
1.1	Memorandum and Articles of Association of Randgold Resources Limited, as amended on May 6, 2014.

4.15	Amendment dated September 16, 2015 to the Joint Venture Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009 relating to Kibali Goldmines SA.

4.20	Rules of Co-Investment Plan, as amended on January 30, 2012 and March 16, 2012.

4.21	Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Andrew Quinn.

4.22	Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Christopher Coleman.

4.23	Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Kadri Dagdelen.

4.24	Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Karl Voltaire.

4.25	Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Norborne Cole Jr.

4.26	Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Jeanine Mabunda Lioko.

4.27	Appointment Letter, dated May 14, 2014, between Randgold Resources Limited and Jemal-ud-din Kassum.

8.1	List of Subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of BDO LLP.

15.2	Consent of BDO LLP.

15.3	Consent of Timothy Peters.

15.4	Consent of Andrew Fox.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Randgold Resources Limited

We have audited the accompanying consolidated statements of financial position of Randgold Resources Limited as of December 31, 2015 and 2014 and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and statements of consolidated cash flows for each of the three years in the period ended December 31, 2015. In connection with our audit of the financial statements, we have also audited the financial statement schedule, included on page S-1 of this Form 20-F. These financial statements and schedule are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and the schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Randgold Resources Limited at December 31, 2015 and 2014 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Randgold Resources Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 30, 2016, expressed an unqualified opinion thereon.

/s/ BDO LLP
BDO LLP
London
March 30, 2016

BDO LLP is a limited liability partnership registered in England and Wales (with registered number OC305127).

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31, 2015, 2014 and 2013

$000	Note	Year ended Dec 31, 2015	Year ended Dec 31, 2014	Year ended Dec 31, 2013

Gold sales on spot		1,001,420	1,086,756	1,137,690
Total revenue		1,001,420	1,086,756	1,137,690
Share of profits of equity accounted joint ventures	10	77,303	75,942	54,257
Other income	21	15,616	5,508	6,028
Total income		1,094,339	1,168,206	1,197,975
Cost and expenses
Mining and processing costs	21	726,797	712,768	681,119
Royalties		51,673	56,490	58,415
Exploration and corporate expenditure	22	45,067	36,765	49,485
Other expenses	21	5,725	4,974	-
Total costs		829,262	810,997	789,019
Finance income	23	112	71	1,242
Finance costs	23	(4,411)	(4,235)	(7,737)
Finance costs – net	23	(4,299)	(4,164)	(6,495)
Profit before income tax		260,778	353,045	402,461
Income tax expense	4	(48,003)	(81,885)	(76,714)
Profit for the period		212,775	271,160	325,747
Other comprehensive income/ (expense)
Loss on available-for-sale financial assets		(561)	(363)	(1,173)
Share of other comprehensive income/(expense) of equity accounted joint ventures	10	1,572	(36)	(400)
Total other comprehensive income/(expense)		1,011	(399)	(1,573)
Total comprehensive income		213,786	270,761	324,174
Profit attributable to:
Owners of the parent		188,677	234,974	278,382
Non-controlling interests		24,098	36,186	47,365
		212,775	271,160	325,747
Total comprehensive income attributable to:
Owners of the parent		189,688	234,575	276,809
Non-controlling interests		24,098	36,186	47,365
		213,786	270,761	324,174
Basic earnings per share ($)	6	2.03	2.54	3.02
Diluted earnings per share ($)	6	2.01	2.51	2.98
Average shares in issue (000)		93,094	92,603	92,213

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at December 31, 2015 and 2014

$000	Note	Dec 31, 2015	Dec 31, 2014
Assets
Non-current assets
Property, plant and equipment	9	1,546,767	1,494,530
Deferred tax	11	-	398
Trade and other receivables	7	6,417	26,277
Long term ore stockpiles	8	167,337	178,314
Investment in equity accounted joint ventures	10	1,427,316	1,394,042
Other investments in joint ventures	10	45,940	43,854
Total investments in joint ventures	10	1,473,256	1,437,896
Total non-current assets		3,193,777	3,137,415
Current assets
Inventories and ore stockpiles	8	130,973	126,216
Trade and other receivables	7	198,292	185,233
Available-for-sale financial assets	12	906	1,467
Cash and cash equivalents		213,372	82,752
Total current assets		543,543	395,668
Total assets		3,737,320	3,533,083
Equity and liabilities
Share capital	5	4,662	4,634
Share premium	5	1,493,781	1,450,984
Retained earnings		1,708,151	1,575,218
Other reserves		67,005	67,254
Equity attributable to owners of the parent		3,273,599	3,098,090
Non-controlling interests		218,706	204,864
Total equity		3,492,305	3,302,954
Non-current liabilities
Loans from minority shareholders		2,765	2,766
Deferred tax	11	35,548	29,915
Provision for rehabilitation	14	47,581	55,904
Total non-current liabilities		85,894	88,585
Current liabilities
Trade and other payables	13	139,321	109,354
Current tax payable		19,800	32,190
Total current liabilities		159,121	141,544
Total equity and liabilities		3,737,320	3,533,083

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2015, 2014 and 2013

Attributable to Equity Shareholders

	Number of ordinary shares	Share capital $000	Share premium $000	Other reserves[1] $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non- controlling interests $000	Total equity $000
Balance – December 31, 2012	92,061,153	4,603	1,409,144	50,994	1,154,273	2,619,014	158,673	2,777,687
Share of other comprehensive loss of joint ventures[1]	-	-	-	(400)	-	(400)	-	(400)
Fair value movement on available-for-sale financial assets[1]	-	-	-	(1,173)	-	(1,173)	-	(1,173)
Other comprehensive expense	-	-	-	(1,573)	-	(1,573)	-	(1,573)
Net profit for the period	-	-	-	-	278,382	278,382	47,365	325,747
Total comprehensive income/(expense) for the period	-	-	-	(1,573)	278,382	276,809	47,365	324,174
Share-based payments	-	-	-	26,282	-	26,282	-	26,282
Share options exercised	23,750	1	1,183	-	-	1,184	-	1,184
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	464	(464)	-	-	-	-
Shares vested[2]	160,628	8	12,722	(10,841)	-	1,889	-	1,889
Dividend relating to 2012	-	-	-	-	(46,137)	(46,137)	-	(46,137)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(27,225)	(27,225)
Balance – December 31, 2013	92,245,531	4,612	1,423,513	64,398	1,386,518	2,879,041	178,813	3,057,854
Share of other comprehensive loss of joint ventures[1]	-	-	-	(36)	-	(36)	-	(36)
Fair value movement on available-for-sale financial assets[1]	-	-	-	(363)	-	(363)	-	(363)
Total other comprehensive expense	-	-	-	(399)	-	(399)	-	(399)
Net profit for the period	-	-	-	-	234,974	234,974	36,186	271,160
Total comprehensive income/(expense) for the period	-	-	-	(399)	234,974	234,575	36,186	270,761
Share-based payments	-	-	-	23,697	-	23,697	-	23,697
Share options exercised	108,300	6	2,029	-	-	2,035	-	2,035
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	756	(756)	-	-	-	-
Shares vested[2]	283,888	14	21,698	(19,686)	-	2,026	-	2,026
Dividend relating to 2013	36,366	2	2,988	-	(46,274)	(43,284)	-	(43,284)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(10,135)	(10,135)
Balance – December 31, 2014	92,674,085	4,634	1,450,984	67,254	1,575,218	3,098,090	204,864	3,302,954
Share of other comprehensive income of joint ventures[1]	-	-	-	1,572	-	1,572	-	1,572
Fair value movement on available-for-sale financial assets[1]	-	-	-	(561)	-	(561)	-	(561)
Total other comprehensive income	-	-	-	1,011	-	1,011	-	1,011
Net profit for the period	-	-	-	-	188,677	188,677	24,098	212,775
Total comprehensive income for the period	-	-	-	1,011	188,677	189,688	24,098	213,786
Share-based payments	-	-	-	21,915	-	21,915	-	21,915
Share options exercised	12,000	1	288	-	-	289	-	289
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	77	(77)	-	-	-	-
Shares vested[2]	296,200	15	25,300	(23,098)	-	2,217	-	2,217
Dividend relating to 2014	250,635	12	17,132	-	(55,744)	(38,600)	-	(38,600)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(10,256)	(10,256)
Balance – December 31, 2015	93,232,920	4,662	1,493,781	67,005	1,708,151	3,273,599	218,706	3,492,305

The accompanying notes are an integral part of these consolidated financial statements.

1 Share of other comprehensive expense of joint ventures and fair value movement on available for-sale assets may be recycled through the income statement in the future if certain future conditions arise. During the year 2015, the share of other comprehensive income of joint ventures included a recycling of losses through the income statement.

2 Restricted shares and Co-Investment Plan (CIP) awards were issued as remuneration to executive directors, non-executive directors and senior management. Shares were also issued to executive directors following approval of their 2015, 2014 and 2013 annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ’share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

Share capital

The share capital comprises the issued ordinary shares of the company at par.

Share premium

The share premium comprises the excess value recognized from the issue of ordinary shares at par and amounts transferred from other reserves on the exercise of share options and vesting of share awards.

Retained earnings

Retained earnings comprise the group’s cumulative accounting profits and losses since inception less dividends.

Other reserves

Other reserves comprise the cumulative charge recognized under IFRS 2 in respect of share-based payment awards (net of amounts transferred to share capital and share premium), as well as cumulative fair value movements in available-for-sale financial assets. At December 31, 2015, the balance of the share-based payment reserve amounted to $67.2 million (December 31, 2014: $68.4 million; December 31, 2013: $65.1 million). The foreign currency translation reserve was $1.4 million at December 31, 2015 (December 31, 2014: $1.4 million; December 31, 2013: $1.4 million) and the cumulative net losses in available-for-sale financial assets amounted to $1.6 million at December 31, 2015 (December 31, 2014: cumulative net loss of $2.5 million; December 31, 2013: cumulative net loss of $2.1 million). Refer to note 12 for further details of available-for-sale financial assets.

Non-controlling interests

Non-controlling interests comprise the non-controlling interests’ share of cumulative profits and losses in the group, less their share of dividends paid.

STATEMENTS OF CONSOLIDATED CASH FLOWS

for the year ended December 31, 2015, 2014 and 2013

$000	Year ended Dec 31, 2015	Year ended Dec 31, 2014	Year ended Dec 31, 2013
Cash flow from operating activities
Profit after tax	212,775	271,160	325,747
Income tax expense	48,003	81,885	76,714
Profit before income tax	260,778	353,045	402,461
Share of profits of equity accounted joint ventures	(77,303)	(75,942)	(54,257)
Net finance cost	2,902	2,935	5,180
Unwind of discount on provisions for environmental rehabilitation	1,397	1,229	1,315
Depreciation and amortization	150,902	146,762	130,638
Share-based payments	22,943	24,475	26,282
Non-cash adjustment on royalties	36,855	28,101	8,284
	398,474	480,605	519,903
Effects of changes in operating working capital items
Receivables	(22,399)	(3,637)	(62,738)
Inventories and ore stockpiles	6,220	17,895	(49,816)
Trade and other payables	28,137	(81,216)	65,572
Cash generated from operations before interest and tax and dividends	410,432	413,647	472,921
Interest received	112	71	1,242
Interest paid	(3,014)	(3,006)	(6,422)
Dividends received from equity accounted joint ventures	45,272	565	18,974
Income tax paid	(55,820)	(93,659)	(22,249)
Net cash generated by operating activities	396,982	317,618	464,466

Cash flow from investing and financing activities

Additions to property, plant and equipment	(216,038)	(179,313)	(303,099)
Funds invested in equity accounted joint ventures	(2,829)	(51,462)	(424,906)
Loans repaid by equity accounted joint ventures	1,072	9,142	-
Net cash used in investing activities	(217,795)	(221,633)	(728,005)

Proceeds from issue of ordinary shares	289	2,035	1,184
Dividends paid to company’s shareholders	(38,600)	(43,284)	(46,137)
Dividends paid to non-controlling interests	(10,256)	(10,135)	(27,225)
Proceeds from borrowings	-	50,000	-
Repayment of borrowings	-	(50,000)	-
Net cash used by financing activities	(48,567)	(51,384)	(72,178)
Net increase/(decrease) in cash and equivalents	130,620	44,601	(335,717)
Cash and cash equivalents at beginning of year	82,752	38,151	373,868
Cash and cash equivalents at end of year	213,372	82,752	38,151

The accompanying notes are an integral part of these consolidated financial statements.

The effective interest rate on cash and cash equivalents was 0.10% (2014: 0.05%; 2013: 0.54%). These funds have an average maturity of less than 90 days.

Notes to the consolidated financial statements

for the year ending December 31, 2015

1.	Nature of operations

The company and its subsidiaries together with its joint ventures (the group) carry out exploration and gold mining activities. The group currently have five operating mines. There are three operating mines in Mali, West Africa: the Morila gold mine (equity accounted joint venture), which started production in October 2000, the Loulo gold mine (subsidiary), which commenced production in November 2005 and the Gounkoto gold mine (subsidiary), which began production in June 2011. The group also operates a fourth gold mine in Côte d’Ivoire, Tongon (subsidiary), which started production in December 2010 and a fifth in the Democratic Republic of Congo (DRC), Kibali (equity accounted joint venture) which started production in October 2013. Randgold is the operator of all of its mines.

The interests of the group in its operating mines are held through Société des Mines de Morila SA (Morila) which owns the Morila mine, Société des Mines de Loulo SA (Loulo) which owns the Loulo mine, Société des Mines de Tongon SA (Tongon) which owns the Tongon mine, Société des Mines de Gounkoto SA (Gounkoto) which owns the Gounkoto mine and Kibali Goldmines SA (Kibali), which owns the Kibali mine. Randgold holds an effective 40% interest in Morila in conjunction with AngloGold Ashanti Limited (AngloGold Ashanti) (40%) and the State of Mali (20%). Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. The group also holds an effective 45% interest in the Kibali gold mine (equity accounted joint venture) in the Democratic Republic of Congo (DRC) in conjunction with AngloGold Ashanti (45%) and Société Miniére de Kilo-Moto SA UNISARL (SOKIMO) (10%). Management of Kibali (Jersey) Limited, the effective 90% shareholder of Kibali, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. Randgold holds an effective 80% interest in both Loulo and Gounkoto. The remaining 20% interest is held by the State of Mali. Randgold holds an effective 89% interest in Tongon, 10% is held by the State of Côte d’Ivoire while the remaining 1% is held by a local Ivorian company.

The group has a portfolio of exploration permits and projects, with various exploration programs, ranging from early stage exploration to prefeasiblity studies being undertaken. These are underway in the DRC, Mali, Senegal and Côte d’Ivoire.

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

After reviewing the group’s budget for the next financial year, and other longer term plans, the directors are satisfied, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. The directors have no reason to believe that the company will not be a going concern in the foreseeable future based on forecasts and available cash resources and available facilities.

New standards and interpretations applied

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to January 1, 2015 which have been adopted by the group for the first time this year.

IFRS as issued by IASB
	Effective period commencing on or after	Impact on group
Annual improvements to IFRSs 2010-2012 cycle (effective July 1, 2014); and Annual improvements to IFRSs 2011- 2013 cycle	July 1, 2014	No material impact

Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014	No material impact

IAS 19 Amendment – Defined benefit plans: employee contributions	July 1, 2014	No material impact

Standards effective in future period

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the group’s activities and are mandatory for the group’s accounting periods beginning after January 1, 2015 or later periods and which the group has decided not to adopt early.

Effective period commencing on or after
IFRS 9	Financial instruments	January 1, 2018
IFRS 11	Amendment – Accounting for acquisition of interests in joint operations	January 1, 2016
IAS 16 & IAS 38	Amendments – Clarification of acceptable methods of depreciation and amortization	January 1, 2016
IFRS 15	Revenue from contracts with customers	January 1, 2017
IFRS 16	Leases	January 1, 2019
IAS 27	Amendment – Equity method in separate financial statements	January 1, 2016
IFRS 10 & IAS 28	Amendment – Sale or contribution of assets between an investor and its associate or joint venture	January 1, 2016
IAS 1	Amendment – Disclosure initiative	January 1, 2016
	Annual improvements to IFRSs (2012 – 2014 cycle)	January 1, 2016

The group is currently assessing the impact of these standards on the financial statements.

Consolidation

The consolidated financial information includes the financial statements of the company, its subsidiaries and the company’s equity accounted joint ventures using uniform accounting policies for similar transactions and other events in similar circumstances.

Subsidiaries

Subsidiaries are entities over which the group has power, exposure, or rights, to variable returns from its involvement and the ability to use its power over the investee to affect the amount of the group’s returns; generally accompanying an interest of more than one-half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition costs are expensed. Identifiable assets acquired (including mineral property interests or other identifiable intangible assets) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of comprehensive income.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Joint ventures and associates

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

Acquisitions

Except for initial recognition under IFRS 11 transition rules, further investments in additional joint venture companies are initially recognized at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on joint ventures represents the excess of the cost of acquisition of the joint venture over the group’s share of the fair value of the identifiable net assets of the joint venture and is included in the carrying amount of the investments.

Joint ventures are accounted for using the equity method of accounting. In applying the equity method of accounting, both for existing joint ventures subsequent to the transition date and for any newly acquired joint ventures, the group’s share of its joint ventures’ post-acquisition profits or losses are recognized in profit or loss and its share of post-acquisition other comprehensive income is recognized in other comprehensive income. These post-acquisition movements and distributions received from the joint venture companies are adjusted against the carrying amount of the investments. When the group’s share of losses in a joint venture company equals or exceeds its interest in the joint venture company, including any other unsecured non-current receivables, the group does not recognize further losses, unless it has obligations to make or has made payments on behalf of the joint venture company. Unrealized gains on transactions between the group and its joint venture companies are eliminated to the extent of the group’s interest in the joint venture companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Trading receivables and payables with joint venture companies are classified within trade and other receivables and payables. The accounting policies of joint venture companies have been changed where necessary to ensure consistency with the accounting policies adopted by the group.

Dividends received are classified as operating cash flows in the consolidated cash flow statement.

Investments in subsidiaries and joint ventures

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

The commissioning of an underground mine typically occurs in phases, with sections brought into production while deeper levels remain under construction. The shared infrastructures, such as declines of shafts, are assessed to determine whether they contribute to the production areas. Where they contribute to production, the attributable costs are transferred to production assets and start to be depreciated. The costs transferred comprise costs directly attributable to producing zones or, where applicable, estimates of the portion of shared infrastructure that are attributed to the producing zones.

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

Stripping costs

In surface mining operations, the group may find it necessary to remove waste materials to gain access to mineral ore deposits prior to and after production commences. This waste removal activity is known as ‘stripping’. Prior to production commencing from a pit, stripping costs are measured internally and capitalized until the point where the overburden has been removed and access to the ore commences. Subsequent to production, waste stripping continues, either as part of ore extraction as a run of mine activity or due to strategic decisions such as pit push-back campaigns. There are two benefits accruing to the group from stripping activity during the production phase: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. Economic ore extracted during this period and subsequently is accounted for as inventory. The production stripping costs relating to improved access to further quantities in future periods are capitalized as a stripping activity asset, if and only if, all of the following are met:

•	It is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the group;

•	The group can identify the component of the orebody for which access has been improved; and

•	The costs relating to the stripping activity associated with that component or components can be measured reliably.

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

The group depreciates the deferred costs capitalized as stripping assets on a unit of production method, with reference to the ex-pit ore treated from the relevant ore body component or phase.

Short-lived assets

Short-lived assets including non-mining assets are shown at cost less accumulated depreciation and impairment.

Depreciation and amortization

Long-lived assets include mining properties, such as metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs and are depreciated on a unit of production basis.

Depreciation and amortization are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated ore tonnes contained in proven and probable reserves to be extracted using the relevant asset. As an example, underground assets are depreciated over underground proven and probable reserves and tonnes milled from those orebodies. No future capital expenditure is included in the depreciable value. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Only proven and probable reserves are used in the tonnes milled units of production depreciation calculation. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortization charges.

Depreciation of construction and development costs for new mines commences when commercial production is achieved, as detailed above. Underground development costs that are attributable to the commissioned sections as an underground mine are depreciated from the date the development provides access to operational areas and ore extraction begins from those areas. Other assets under construction, such as plant improvement projects, are depreciated from the date they are commissioned, based on assessment by the group’s engineers.

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

Morila’s full grade ore stockpile was depleted in 2015. At Loulo, full grade open pit stockpile material is above 3.0g/t for Loulo 3 and 1.58g/t for Gara, while Yalea is above 0.7g/t. No Yalea or Gara underground material is on the stockpile since all ore mined is fed. At Gounkoto, the full grade ore stockpile is above 2.85g/t and marginal ore above 1.36g/t. Tongon’s full grade ore stockpile is above 1.34g/t and marginal ore above 0.74g/t, while Kibali’s high and medium grade ore stockpile is above 1.52g/t with a marginal ore cut-off grade of 0.88g/t.

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

Interest/borrowing costs

Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing costs are expensed as incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalized as part of property, plant and equipment. Borrowing costs are capitalized as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably. No interest or borrowing costs have been capitalized during the year.

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

Financial instruments

Financial instruments are measured as set out below. Financial instruments carried on the consolidated statement of financial position include cash and cash equivalents, trade and other receivables, trade and other payables, available for sale financial assets.

Cash and cash equivalents

Cash and cash equivalents are carried in the consolidated statement of financial position at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts. In the consolidated statement of financial position, bank overdrafts are included in borrowings in current liabilities.

Trade and other receivables

Trade and other receivables are recognized initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, trade and other receivables are measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable may be impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in mining and processing costs in the consolidated statement of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available-for-sale financial assets are designated on acquisition. They are normally included in current assets and are carried at fair value. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is recognized in the consolidated statement of comprehensive income within other expenses, other movements in fair value are recognized in other reserves within equity.

Borrowings (including bank borrowings when applicable and loans from minorities)

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

Rehabilitation costs

The net present value of estimated future rehabilitation costs is provided for in the consolidated financial statements and capitalized within property, plant and equipment on initial recognition. Rehabilitation will generally occur on closure or after closure of a mine. Initial recognition is at the time of the construction or disturbance occurring and thereafter as and when additional construction or disturbances take place. The estimates are reviewed annually to take into account the effects of inflation and changes in estimated risk adjusted rehabilitation works cost and are discounted using rates that reflect the time value of money. Annual increases in the provision due to the unwinding of the discount are recognized in the consolidated statement of comprehensive income as a finance cost. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are recorded to mining assets against an increase/decrease in the rehabilitation provision. The rehabilitation asset is amortized as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred. Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

Provisions

Provisions are recognized when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Current tax

Current tax is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted by the consolidated statement of financial position date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.

Taxation paid in the consolidated statement of cash flows relates to corporate tax liability payments. In Mali, the State is not reimbursing value added tax (TVA) due to the group as required under the legally binding mining convention. The group has an existing legal right under its mining convention to offset the TVA against corporate tax as it falls due. As a result, payments made under the TVA taxation system are being made in the knowledge that such payments first represent payments on account for corporate tax. The group records such payments as ‘taxation paid’ in the consolidated statement of cash flows as this is considered to present a more appropriate reflection of the group’s corporate tax contribution by management. Once corporate tax liabilities are met, the remaining payments under the TVA system represent normal recoverable TVA and are not reflected in the consolidated statement of cash flows as ‘taxation paid’.

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

Leases

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset. Leases of plant and equipment where the group assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the consolidated statement of comprehensive income over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets, or over the lease term if shorter.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated statement of comprehensive income on a straight-line basis over the period of the lease.

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

TVA (value added tax)

Included in trade and other receivables are TVA receivables of $102.9 million ($96.5 million current and $6.4 million non-current) (2014: $106.8 million) (2014: $80.5 million current and $26.3 million non-current) (2013: $125.7 million) (2013: $76.7 million current and $49.0 million non-current) consisting primarily of recoverable TVA balances owing by the fiscal authorities in Mali. In Mali the TVA owing is being offset against other tax owing to the State, in accordance with the legal right of offset under the relevant mining conventions. A further $61.8 million (2014: $50.5 million; 2013: $36.4 million) (at 45% attributable share) is included in the underlying consolidated statement of financial position of the Kibali joint venture.

Profit forecasts for the mine, using approved budgets and mine plans, supports recovery of the balance through such offsetting by 2017 (2014: 2018; 2013: 2015), although the recovery and timing is subject to estimates of factors such as gold price and production. The gold price is consistent with that used in the group’s impairment tests detailed below. We are also continuing to engage with authorities in Mali to pursue the cash settlement of the outstanding TVA balances. The group continues to seek recovery of TVA in the DRC, in line with the Mining Code and the carrying value of the receivable has been assessed considering factors such as the level of receipts in the period and to date, relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgment exists in assessing recovery of these receivables.

Corporation tax claims

The group is in receipt of claims for various taxes from the State of Mali totaling $280.0 million (December 31, 2014: $313.0 million; December 31, 2013: $123.1 million), in respect of its Malian operations. Having taken professional advice, the group considers the material claims to be without foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims is considered remote under IFRS.

Loulo, Gounkoto and Morila have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. During the prior year, Loulo submitted a request for arbitration at the International Centre of the Settlement of Investment Disputes against the State of Mali in relation to certain of the disputed tax claims. The arbitration process is ongoing, with hearings having taken place in the first quarter of 2015, and the outcome of this process is expected to be concluded in the first half of 2016.

Carrying values of property, plant and equipment and joint venture investments

The group assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed approved mine plans and operating plans. Future cash flows are based on estimates of:

•	The quantities of the proven and probable reserves being those for which there is a high degree of confidence in economic extraction;

•	Future production levels;

•	Future commodity prices, including oil forecast at $60bbl (2014: $100bbl) (2013: $110bbl)

•	Future cash cost of production and capital expenditure associated with extraction of the proven and probable reserves in the approved mine plan;

•	Future gold prices – a gold price curve was used for the impairment calculations starting at a $1,150/oz gold price (2014: $1,250/oz) (2013: $1,250/oz) and increasing at an average of 1.5% per annum (2014: 3%). The gold price curve was determined after consideration of a range of forecast techniques and data sources;

•	A discount rate of 7.9% pre-tax (2014: 7.3%) (2013:9.4%); and

•	An inflation rate of 1.5% (2014: 2.0%) (2013:2.0%).

The impairment tests did not indicate impairment and head room existed at each mine. Given the significance of gold prices and the longevity of mine plans, the directors consider gold price and discount rate sensitivities to be relevant.

A reduction in forward gold prices in excess of 10% is required to give rise to an impairment at any of the mines. The discount rate would need to increase to 13.2% to give rise to impairment at any of the mines with the greatest discount rate sensitivity being at Loulo.

However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The models are considered suitably conservative with proven and probable reserves determined based on $1,000/oz gold price (2014: $1,000/oz) as shown below.

Capitalization and depreciation

There are several methods for calculating depreciation, i.e. the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage. Refer to note 2 for the depreciation policy. Estimates are required regarding the allocation of assets to relevant proven and probable reserves in the unit of production calculations, with assessments involving the group’s mining, capital and geology departments. Proven and probable reserves are used in each depreciation calculation, which is considered to be a suitably conservative measure of the future ore extractable using existing assets. Expenditure incurred to date in underground infrastructure development, is depreciated over the remaining proven and probable reserves of the underground mine, as the infrastructure provides access to the future mining areas.

The group applies judgment in allocating costs between operating and capital items in respect of underground mining and in determining the date depreciation commences. Costs are capitalized when the activity provides access to future ore bodies and are expensed as operating costs when the works involve extraction of ore from operational sections of the orebody. The nature of activity is assessed based on information provided by contractors, together with inspections by the group’s mining teams where contractor mining is used. The nature of activity is assessed by the group’s mining teams where owner mining applies. Direct labor, materials and other costs are specifically allocated based on the activity performed. Indirect costs that attributable to underground works are allocated between capital and operating expenses based on factors such as development versus operating meters.

Judgment is required in determining the point at which assets under construction at Kibali began commercial production and should be depreciated. Depreciation start dates are determined considering the factors detailed in note 2 and during the year Kibali underground mine assets attributable to production started to be depreciated. Judgment was applied in identifying the costs considered attributable to production. Additionally, given ongoing mine construction and development, judgment was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

Gold price assumptions

The following gold prices were used in the mineral reserves optimization calculations:

$/oz	2015	2014	2013
Morila	1,000	1,000	1,000
Loulo: open pit	1,000	1,000	1,000
Loulo: underground	1,000	1,000	1,000
Tongon	1,000	1,000	1,000
Kibali	1,000	1,000	1,000
Massawa	1,000	1,000	1,000
Gounkoto	1,000	1,000	1,000

Changes in the gold price used could result in changes in the mineral reserve optimization calculations which impact LoM plans. Mine modelling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions in respect of ore reserves.

Determination of ore reserves

The group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the JORC Code). Reserves determined in this way are used in the calculation of depreciation and amortization, as well as the assessment of the carrying value of property, plant and equipment and joint ventures and timing of mine closure obligations. There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

Future rehabilitation obligations

The net present value of current rehabilitation estimates have been discounted to their present value at 2.25% per annum (2014: 2.0%) (2013: 2.5%) being the prevailing risk free interest rates. Expenditure is generally expected to be incurred at the end of the respective mine lives. The group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgment is required in determining the appropriate costs, timing of costs, discount rates and inflation. For further information, including the carrying amounts of the liabilities, refer to note 14. A 1% change in the discount rate on the group’s rehabilitation estimates would result in an impact of $5.3 million (2014: $7.0 million) (2013: $7.1 million) on the provision for environmental rehabilitation, and an impact of $0.6 million (2014: $0.5 million) (2013: $0.5 million) on the consolidated statement of comprehensive income.

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

Stockpile quantities are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The forecast gold prices and cost escalators were those used in the impairment test detailed above.

Post production open cast mine stripping

The group capitalizes costs, associated with stripping activity, to expose the orebody, within mining assets. Judgment is required in determining the relevant section or phase of the orebody to which stripping activity relates, based on assessment of factors such as mine planning, geology of the open cast pits and strategic board decisions such as the pushback campaigns. The group subsequently depreciates relevant stripping assets as that section of the orebody is mined. This similarly requires judgment over the eligible costs and the relevant section of the orebody for depreciation.

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

Share-based payments

Refer to note 15 for the key assumptions used in determining the value of share-based payments.

4.	Income taxes

$000	Note	Year Ended Dec 31, 2015	Year Ended Dec 31, 2014	Year Ended Dec 31, 2013
Current taxation		41,972	79,532	76,935
Deferred taxation	11	6,031	2,353	(221)
		48,003	81,885	76,714
The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s operations.
Profit before tax		260,778	353,045	402,461
Tax calculated at effective tax rate of 30%		78,233	105,914	120,738
Reconciling items:
▪ Income taxed at 0%		(8,483)	(14,359)	(54,309)
▪ Expenses deductible at 0%		7,528	9,611	35,634
Mali tax holiday permanent differences		-	-	(10,950)
Côte d’Ivoire tax holiday permanent differences		(7,868)	(7,994)	(20,362)
Net capital allowances not deductible		6,031	2,353	5,803
Deferred stripping costs adjustment		-	-	(5,815)
Share of equity accounted joint venture profits		(23,191)	(22,783)	(7,444)
Other permanent differences		(4,247)	9,143	13,419
Taxation charge		48,003	81,885	76,714

The company is subject to an income tax rate in Jersey at 0%. Tongon benefited from a five year tax holiday in Côte d’Ivoire from the commencement of production in December 2010 until the tax exoneration period expired in December 2015. Gounkoto benefited from a two year tax holiday until the tax exoneration expired on June 1, 2013. It has a further tax holiday, up to a maximum of five years in total, in the event of further capital investment, such as an underground mine. The benefit of the tax holidays to the group was to increase its net profit by $7.9 million (2014: $8.0 million; 2013: $31.3 million). Accordingly, had the group not benefited from the tax holidays in Mali and Côte d’Ivoire, earnings per share would have been reduced by $0.09 for the year ended December 31, 2015 (2014: $0.09; 2013: $0.34). Under Malian tax law, income tax is based on the greater of 30% of taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. The Loulo, Gounkoto and Tongon operations have no assessable capital expenditure carry forwards for assessable tax losses, at December 31, 2015, 2014 and 2013, respectively, for deduction against future mining income. The group’s share of profits from equity accounted joint ventures is stated net of $11.0 million (2014: $20.9 million; 2013: $7.4 million) of current and deferred tax charges primarily in respect of Morila and Kibali.

5.	Share capital and premium

The total authorized number of ordinary shares is 120 million (2014: 120 million; 2013: 120 million) of $0.05(2014: $0.05; 2013: $0.05). All issued shares are fully paid. The total number of issued shares at December 31, 2015 was 93,232,920 shares (2014: 92,674,085 shares; 2013: 92,245,531 shares). Refer to the consolidated statement of changes in equity on page F-4 for more detail on the annual movement of the number of ordinary shares, share capital and share premium, including the movement arising from the issue of restricted shares, exercise of share options and vesting of share awards and the scrip dividends.

6.	Earnings and dividends per share

	Income (numerator) $000	Shares (denominator)	Per share amount $
For the year ended December 31, 2015 Basic earnings per share
Shares outstanding at January 1, 2015		92,674,085
Weighted number of shares issued		419,607
Income available to shareholders	188,677	93,093,692	2.03
Effective of dilutive securities
Share options		77,227
Restricted shares		922,884
Diluted earnings per share	188,677	94,093,803	2.01
For the year ended December 31, 2014
Basic earnings per share
Shares outstanding at January 1, 2014		92,245,531
Weighted number of shares issued		357,660
Income available to shareholders	234,974	92,603,191	2.54
Effective of dilutive securities
Share options		103,398
Restricted shares		807,072
Diluted earnings per share	234,974	93,513,661	2.51
For the year ended December 31, 2013
Basic earnings per share
Shares outstanding at January 1, 2013		92,061,153
Weighted number of shares issued		152,358
Income available to shareholders	278,382	92,213,511	3.02
Effective of dilutive securities
Share options		268,615
Restricted shares		863,983
Diluted earnings per share	278,382	93,346,109	2.98

Refer to note 15 for details on share options and share awards issued. $55.7 million ($0.60 per share) was paid as dividends in 2015 (2014: $46.3 million/$0.50 per share; 2013: $46.1 million/$0.50 per share) of which $38.6 million was paid in cash and $17.1 million was paid as scrip dividends. On February 5, 2016, the board of directors proposed an annual dividend of $0.66 per share which, if approved, will result in an aggregate dividend payment of $61.5 million and is expected to be paid in May 2016. The proposed dividend in respect of 2015 is subject to shareholder approval at the annual general meeting to be held on May 3, 2016. An optional scrip dividend has been proposed whereby shareholders can elect to receive new ordinary shares in the company.

470,212 restricted share awards were also antidilutive at December 31, 2015 (2014: 584,199; 2013: 601,084). The total number of potentially issuable shares at December 31, 2015 was 1,766,813 (2014: 1,712,651; 2013: 1,680,652).

7.	Trade and other receivables

$000	Note	Dec 31, 2015	Dec 31, 2014

Trade receivables		9,239	23,503
Advances to contractors		8,419	9,130
Taxation debtors	7.1	110,038	107,434
Prepayments and other receivables		67,713	60,318
Gounkoto advance dividend	7.2	9,300	11,125
Total		204,709	211,510
Less: current portion		(198,292)	(185,233)
Non-current portion	7.1	6,417	26,277

7.1	The taxation debtors primarily relate to indirect taxes owing to the group by the State of Mali, including TVA balances at Loulo of $85.7 million (2014: $91.3 million) and Gounkoto of $17.2 million (2014: $14.5 million). The taxation debtor further included a corporate tax prepayment of $9.0 million at Loulo (2014: nil). Non-current receivables consist of TVA balances at Loulo expected to be recovered through offsets of TVA with future taxes payable in accordance with the legally binding mining convention after one year.
7.2	Refer to note 2 for details of the Gounkoto dividend.

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

The terms of payment of trade receivables are less than seven days, advances to contractors 30 days and taxation debtors are six months.

8.	Inventories and ore stockpiles

$000	Dec 31, 2015	Dec 31, 2014

Consumable stores	101,829	90,778
Stockpiles	182,699	191,398
Gold in process	13,782	22,354
Total inventories and ore stockpiles	298,310	304,530
Less: current portion	(130,973)	(126,216)
Non-current portion	167,337	178,314

All inventory and ore stockpiles are started at the lower of cost or net realizable value.

Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

9.	Property, plant and equipment

$000	Dec 31, 2015	Dec 31, 2014

Mine properties, mine development costs and mine plant facilities and equipment cost
At the beginning of year	2,069,846	1,886,054
Additions	203,139	183,792
	2,272,985	2,069,846
Accumulated depreciation and amortization
At beginning of year	575,316	428,554
Charge for the year	150,902	146,762
	726,218	575,316
Net book value	1,546,767	1,494,530

Long-lived assets

Included in property, plant and equipment are long-lived assets which are amortized on a unit of production basis as detailed in note 2 and comprise the metallurgical plants, tailings and raw water dams, power plants and mine infrastructure and development costs. The net book value of these assets was $1,535.4 million at December 31, 2015 (2014: $1,467.1 million).

Short-lived assets

Included in property, plant and equipment are short-lived assets which are amortized over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was $7.7 million at December 31, 2015 (2014: $14.5 million).

Undeveloped property

Included in property, plant and equipment are undeveloped property costs of $1.7 million (2014: $2.0 million).

Post production stripping

Property, plant and equipment include capitalized stripping costs, related to the production phase of opencast mining. The net book value at December 31, 2015 was $2.0 million (2014: $10.9 million).

	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
The remaining maximum estimated useful lives in respect of proven and probable reserves for each mine included above is as follows:
Loulo	13 years	14 years	15 years
Gounkoto	10 years	11 years	12 years
Tongon	6 years	7 years	7 years

10.	Investments and loans in subsidiaries and joint ventures

The joint venture agreements and structures for Kibali and Morila, together with the asset leasing joint ventures (KAS 1 Limited, RAL 1 Limited and RAL 2 Limited) provide the group with interests in the net assets of those companies, rather than interests in underlying assets and obligations. Accordingly, under IFRS 11, the group’s share of joint ventures has been accounted for using the equity method.

The following tables represent the group’s share of the assets and liabilities of the respective joint venture which are included in the consolidated balance sheet and statement of comprehensive income within the total investments in joint ventures, share of profits of equity accounted joint ventures and share of equity accounted joint ventures’ other comprehensive expenses.

Investment in joint ventures

The movements in total investments in joint ventures are as follows:

$000	Year ended Dec 31, 2015	Year ended Dec 31, 2014
Beginning of year
Investments in equity accounted joint ventures	1,394,042	1,267,776
Other investments in joint venture	43,854	52,459
Total investments in joint ventures	1,437,896	1,320,235
Funds invested in equity accounted joint ventures	2,829	51,462
Loans repaid by equity accounted joint ventures	(1,072)	(9,142)
Share of profits of equity accounted joint ventures	77,303	75,942
Dividends received	(45,272)	(565)
Share of other comprehensive income/ (expenses) of joint ventures	1,572	(36)
End of year
Investments in equity accounted joint ventures	1,427,316	1,394,042
Other investments in joint ventures	45,940	43,854
Total investments in joint ventures	1,473,256	1,437,896

Kibali (Jersey) Limited

Set out below are the summarized financial information for Kibali (Jersey) Limited which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

$000	Dec 31, 2015	Dec 31, 2014
Summarized statement of financial position
Current
Cash and cash equivalents	21,373	20,908
Other current assets (excluding cash)	259,367	231,136
Total current assets	280,740	252,044
Financial liabilities (excluding trade payables)	(9,808)	(7,999)
Other current liabilities (including trade payables)	(124,566)	(118,192)
Total current liabilities	(134,374)	(126,191)
Non-current
Assets	2,754,022	2,697,139
Financial liabilities	(51,746)	(55,133)
Other liabilities	(57,459)	(47,804)
Total non-current liabilities	(109,205)	(102,937)
Net assets	2,791,183	2,720,055

$000	Year Ended Dec 31, 2015	Year Ended Dec 31, 2014	Year Ended Dec 31, 2013
Summarized statement of comprehensive income
Revenue	747,272	650,283	109,229
Depreciation and amortization	(192,509)	(139,698)	(14,863)
Interest income	4,818	4,349	3,966
Interest expense	(5,376)	(4,955)	(1,252)
Profit before tax	155,826	204,788	52,828
Income tax	(17,840)	(45,048)	4,739
Post-tax profit	137,986	159,740	57,567
Other comprehensive expense – gain/(loss) on available for sale financial asset	3,142	(72)	(799)
Total comprehensive income	141,128	159,668	56,768

$000	Dec 31, 2015	Dec 31, 2014
Reconciliation of the group’s summarized financial information presented to the carrying amount of the group’s interest in the Kibali joint venture
Opening net assets January 1	2,720,055	2,457,463
Profit for the period	137,986	159,740
Recycling of permanent losses on available-for-sale financial asset	3,173	-
Loss on available-for-sale financial asset	(29)	(72)
Other comprehensive income/(loss)	3,142	(72)
Funding advanced	-	102,924
Dividends received	(70,000)	-
Closing net assets	2,791,183	2,720,055
Interest in joint venture at 50%	1,395,592	1,360,028
Mineral property at acquisition	28,778	31,360
Adjustment to reflect attributable interest	(520)	(4,566)
Carrying value	1,423,850	1,386,822

The segmental report in note 16 presents information based on the group’s effective 45% interest in the underlying Kibali gold mine as reported internally. As such, that differs to the 50% interest in the Kibali (Jersey) Limited group.

The group’s effective interest in Kibali is 45%. The group holds a 50% joint venture interest in Kibali (Jersey) Limited with AngloGold Ashanti. Joint control is provided through shareholdings and the joint venture agreement. Kibali (Jersey) Limited holds an effective 90% interest in Kibali Goldmines SA thereby giving the group an effective 45% interest in that mine. Refer to note 1 for details.

Note that the KAS 1 Limited asset leasing joint venture in which the group has an effective 25.01% interest is included within the Kibali joint venture as Kibali (Jersey) Limited is the joint venture partner with DTP.

Morila

Set out below is the summarized financial information for Morila which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

$000	Dec 31, 2015	Dec 31, 2014
Summarized statement of financial position
Current
Cash and cash equivalents	14,246	5,054
Other current assets (excluding cash)	53,350	75,212
Total current assets	67,596	80,266
Financial liabilities (excluding trade payables)	-	-
Other current liabilities (including trade payables)	(54,358)	(62,358)
Total current liabilities	(54,358)	(62,358)
Non-current
Assets	25,579	26,835
Financial liabilities	-	-
Other liabilities	(25,951)	(23,598)
Total non-current liabilities	(25,951)	(23,598)
Net assets	12,866	21,145

Summarized statement of comprehensive income	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Revenue	142,992	138,722	199,674
Depreciation and amortization	(23,337)	(19,378)	(10,328)
Interest income	2	50	3
Interest expense	(999)	(517)	(543)
Profit/(loss) before tax	24,856	(1,275)	79,803
Income tax	(7,455)	(1,663)	(23,940)
Post-tax profit/(loss)	17,401	(2,938)	55,863
Other comprehensive income	-	-	-
Total comprehensive (expense)/income	17,401	(2,938)	55,863
Dividends received from joint venture	25,680	-	45,000

$000	Dec 31, 2015	Dec 31, 2014
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in the Morila joint venture
Summarized financial information
Opening net assets January 1	21,145	24,083
Profit for the period	17,401	(2,938)
Other comprehensive income	-	-
Dividends received	(25,680)	-
Funding advanced	-	-
Closing net assets	12,866	21,145
Interest in joint venture at 40%	5,146	8,458
Carrying value	5,146	8,458

Refer to note 1 for the nature of operations, country of incorporation and the ownership interest in Morila. Joint control exists through the joint venture agreement with AngloGold Ashanti.

RAL 1 Limited

Set out below is the summarized financial information for RAL 1 Limited which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

$000	Dec 31, 2015	Dec 31, 2014
Summarized statement of financial position
Current
Cash and cash equivalents	1,295	731
Other current assets (excluding cash)	1,605	302
Total current assets	2,900	1,033
Financial liabilities (excluding trade payables)	-	-
Other current liabilities (including trade payables)	(6,740)	(660)
Total current liabilities	(6,741)	(660)
Non-current
Assets	11,552	8,423
Financial liabilities	(7,225)	(8,510)
Other liabilities	-	-
Total non-current liabilities	(7,225)	(8,510)

Net assets	487	286

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Summarized statement of comprehensive income
Revenue	1,463	24,866	25,166
Depreciation and amortization	(779)	(16,386)	(16,952)
Interest income	1	2	6
Interest expense	(354)	(4,560)	(4,713)
Profit before tax	201	1,967	1,462
Income tax	-	-	-
Post-tax profit	201	1,967	1,462
Other comprehensive income	-	-	-
Total comprehensive income	201	1,967	1,462
Dividends received from joint venture	-	1,052	1,943

$000	Dec 31, 2015	Dec 31, 2014
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in the RAL 1 joint venture
Opening net assets January 1	286	419
Profit for the period	201	1,967
Other comprehensive income	-	-
Dividends received	-	(2,100)
Funding advanced	-	-
Closing net assets	487	286
Interest in joint venture at 50.1%	244	143
Funding classified as long term debt by joint venture in ‘other investments in joint ventures’	4,146	2,317
Carrying value	4,390	2,460

RAL 1 Limited is an asset leasing joint venture in which the group has a 50.1% interest with DTP being the joint venture partner. The joint venture operates in Mali and Côte d’Ivoire and is incorporated in Jersey.

Refer to note 19 for details of joint venture capital commitments.

RAL 2 Limited

Set out below is the summarized financial information for RAL 2 Limited which are accounted for using the equity method (amounts stated at 100% before intercompany eliminations). The group has a 50.1% interest with WAMFF Ltd being the joint venture partner.

$000	Dec 31, 2015	Dec 31, 2014
Summarized statement of financial position
Current
Cash and cash equivalents	2,686	-
Other current assets (excluding cash)	1,884	2,292
Total current assets	4,570	2,292
Financial liabilities (excluding trade payables)	-	-
Other current liabilities (including trade payables)	(1,155)	(575)
Total current liabilities	(1,155)	(575)
Non-current
Assets	63,616	80,906
Financial liabilities	(66,419)	(82,466)
Other liabilities	-	-
Total non-current liabilities	(66,419)	(82,466)
Net assets	612	157

$000	Year Ended Dec 31, 2015	Year Ended Dec 31, 2014	Year Ended Dec 31, 2013
Summarized statement of comprehensive income			-
Revenue	23,840	3,887	-
Depreciation and amortization	(17,290)	(2,990)	-
Interest income	-	-	-
Interest expense	(3,718)	(349)	-
Profit before tax	455	157	-
Income tax	-	-	-
Post-tax profit	455	157	-
Other comprehensive income	-	-	-
Total comprehensive income	455	157	-
Dividends received from joint venture	-	-	-
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in the RAL 2 joint venture
Opening net assets January 1	157	-	-
Profit for the period	455	157	-
Other comprehensive income	-	-	-
Loans repaid	-	-	-
Funding advanced	-	-	-
Closing net assets	612	157	-
Interest in joint venture at 50.1%	307	79	-
Funding classified as long term debt by joint venture in ‘other investments in joint ventures’	41,243	41,315	-
Carrying value	41,550	41,394	-

Refer to note 19 for details of joint venture capital commitments.

KGL Isiro SARL

KGL Isiro SARL is an exploration company in which the group has a 51% interest with Kilo Goldmines Ltd being the joint venture partner. The total exploration expenses incurred in 2015 amounted to $0.9 million (2014: $2.4 million), of which $0.4 million (2014: $1.2 million) is the group’s share. The net loss and net assets are immaterial.

11.	Deferred taxation

$000	Note	Dec 31, 2015	Dec 31, 2014
Deferred tax is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the Malian operations and 25% in respect of the Ivorian operations.
The movement on deferred taxation is as follows:
At the beginning of the year		29,517	27,164
Statement of comprehensive income charge	4	6,031	2,353
At the end of the year		35,548	29,517

Deferred taxation assets and liabilities comprise the following:
Decelerated tax depreciation		34,948	26,631
Deferred stripping		600	3,284
Deferred taxation liability		35,548	29,915
Accelerated tax depreciation		-	(398)
Deferred taxation asset		-	(398)
Net deferred tax liability		35,548	29,517

There is no deferred tax on other comprehensive income items. There are no unrecognized deferred tax liabilities in respect of undistributed profits.

12.	Available for sale financial assets

$000	Dec 31, 2015	Dec 31, 2014
At January 1	1,467	1,831
Fair value movement recognized in other
comprehensive income	(561)	(363)
Exchange differences	-	(1)
At December 31	906	1,467

13.	Trade and other payables

$000	Note	Dec 31, 2015	Dec 31, 2014
Trade payables		34,443	14,226
Payroll and other compensation		13,302	9,390
Accruals and other payables		82,276	74,613
Gounkoto priority dividend	2	9,300	11,125
		139,321	109,354

14.	Provision for environmental rehabilitation

$000	Dec 31, 2015	Dec 31, 2014
Opening balance	55,904	49,177
Unwinding of discount	1,397	1,229
Change in estimates	(9,720)	5,498
At December 31	47,581	55,904

As at December 31, 2015, $22.3 million of the provision relates to Loulo (December 31, 2014: $28.2 million), $18.8 million (2014: $21.0 million) of the provision relates to Tongon, while $6.5 million relates to Gounkoto (2014: $6.7 million). The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 2.25% (2014: 2.0%) per annum, being an estimate equivalent to the risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. Rehabilitation cash flows are risk adjusted. Limited environmental rehabilitation regulations currently exist in Mali and Côte d’Ivoire to govern the mines, so the directors have based the provisions for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the group’s estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its mines. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate. Current LoM plans envisage the expected outflow to primarily occur at the end of the LoM which is 2028 for Loulo, 2021 for Tongon and 2025 for Gounkoto.

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

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Total employee benefit cost was as follows:
Short term benefits	50,199	43,855	46,070
Pension contributions	5,104	5,051	5,577
Share-based payments	22,943	24,475	26,282
Total	78,246	73,381	77,929

Share-based payments

Share options, restricted shares and participation in Co-Investment Plan share awards are granted to directors and employees in exchange for services rendered.

Share-based payments – share options

The fair value of employee services received as consideration for share options (equity settled) of the company is calculated using the Black-Scholes option pricing model. Options vest after two, three and four years and lapse after a maximum term of 10 years. No new options were granted during 2015, 2014 and 2013 and therefore no inputs to the option model, etc. are provided for the current year. 12,000 share options vested during 2015 and no options lapsed during the year. A reconciliation of the movements in the options during 2013,2014 and 2015 is provided below.

	Number of options	Weighted
	Outstanding	average $
Balance at December 31, 2013	245,577	24.13
Share options exercised during the period	(108,300)	18.79
Share options granted during the period	-	-
Share options lapsed during the period	-	-
Balance at December 31, 2014	137,277	28.33
Share options exercised during the period	(12,000)	24.11
Share options granted during the period	-	-
Share options lapsed during the period	-	-
Balance at December 31, 2015	125,277	28.74

The following table summarizes the information about the options outstanding, including options that are not yet exercisable:

Range of exercise price ($)	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price ($)
At December 31, 2015
22.19 – 22.19	78,277	1.64	22.19
26.26 – 46.34	31,000	2.80	30.69
56.99 – 56.99	16,000	3.67	56.99
	125,277	2.19	28.74

At December 31, 2014
22.19 – 22.19	89,277	2.64	22.19
26.26 – 46.34	32,000	3.79	31.15
56.99 – 56.99	16,000	4.67	56.99
	137,277	3.14	28.33

At December 31, 2013
8.05 – 8.05	75,000	0.59	8.05
22.19 – 22.19	89,577	3.64	22.19
26.26 – 46.34	50,000	4.75	31.33
56.99 – 56.99	31,000	5.67	56.99
	245,577	3.19	24.13

The following table summarizes information about options that are exercisable as at December 31, 2015, 2014 and 2013:

Range of exercise price ($)	Number of exercisable options	Weighted average exercise price ($)
At December 31, 2015
22.19 – 22.19	78,277	22.19
26.26 – 46.34	31,000	30.69
56.99 – 56.99	16,000	56.99
	125,277	28.74
At December 31, 2014
22.19 – 22.19	89,277	22.19
26.26 – 46.34	32,000	31.15
56.99 – 56.99	16,000	56.99
	137,277	28.33
At December 31, 2013
8.05 – 8.05	75,000	8.05
22.19 – 22.19	89,577	22.19
26.26 – 46.34	50,000	31.33
56.99 – 56.99	31,000	56.99
	245,577	24.13

Share-based payments – restricted shares and participation in Co-Investment Plan

The company operates restricted share schemes for directors and employees, as well as participation in a Co- Investment Plan for directors and senior management.

Restricted shares issued to employees

Restricted shares issued to employees are subject to a satisfactory performance level being achieved during the 12 month period prior to the exercise date of each tranche of shares. The minimum performance level to be achieved is defined as level 3 on the company’s performance management system. All employees to whom restricted shares have been granted are expected to meet this level of performance. The performance period is typically up to five years where the employee must remain in employment for the shares to vest. There are no market based vesting conditions on the share awards.

The fair value of the restricted shares issued in 2015, 2014 and 2013 are detailed below and the share-based payment charge is charged to profit evenly between the grant and vesting dates. The restriction on the shares (no dividends received during the vesting period) had a minimal impact on the fair value estimate at the grant date. The restricted shares have an exercise price of nil.

The fair value of the restricted shares issued in 2015 was calculated using the Black-Scholes pricing model. The key assumptions used in this model for shares granted during the year ending December 31, 2015 were as follows:

$000	Note	January 2015	August 2015
Quantity of shares issued		191,000	95,300
Fair value of shares issued		$15.6 million	$5.5 million
Performance period		3, 4 and 5 years	3, 4 and 5 years
Volatility	15.1	35.2%, 35.6% and 33.7%	24.3%, 24.3% and 24.3%
Risk-free interest rate		0.9%, 1.4% and 1.4%	0.9%, 1.6% and 1.6%
Dividend yield		0.62%	0.98%
Weighted average share price on grant and valuation date	15.2	$83.8	$60.37
Weighted average exercise price		-	-

15.1	Volatility is based on the three year historical volatility of the company’s shares on each grant date.
15.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

In 2014, there were 497,600 awards: 383,700 awards in January 2014 and 113,900 awards in August 2014. The market price at the award dates was $68.4 and $85.9 respectively and vested over three, four and five years in equal tranches. The volatility, risk free rate and dividend yield had no significant impact on fair value but were consistent with those above. The total fair value of the awards was $35.0 million over the vesting periods.

Restricted shares issued to executive directors in 2009 and 2010

The restricted shares issued to executive directors in 2009 and 2010 were subject to directors remaining employed, as well as being subject to a market performance condition, being the company’s relative TSR performance over three years against the HSBC Global Gold Index (since renamed the Euromoney Global Gold Index). This was assessed and had a minimal impact on the fair value estimate at the grant date. The fair value of the restricted shares was based on the share price on the grant date and the share-based payment charge is charged to profit evenly between the grant and vesting dates. The restriction on the shares (no dividends received during the vesting period) had a minimal impact on the fair value estimate at the grant date. The restricted shares have an exercise price of nil. Details of the awards that vested and lapsed in the year are shown below under ‘Restricted Shares issued to directors and management (excluding Co-Investment Plan)’, together with details of the award dates and market prices at award and vesting dates.

Restricted share awards granted to executive directors in 2013, 2014 and 2015

The Restricted Share Scheme for 2011, 2012 and 2013 operates with conditional share awards, where the awards will vest in three equal one-third tranches subject to the fulfilment of performance conditions measured on an annual basis. Shares awarded in 2015 and 2014 are subject to one four-year performance period of assessment. If the performance conditions are met, awards vest at the end of each performance period. The 2011, 2012 and 2013 awards are subject to four performance conditions: absolute TSR (market based), EPS growth, additional reserves and absolute reserves. The 2014 awards are subject to three performance conditions: absolute TSR (market based), EPS growth and additional reserves. The 2015 awards are subject to three performance conditions: absolute TSR (market based), total cash cost per ounce and additional reserves. Grant date fair value was calculated using the market-based measure. No dividends are attributable during the vesting period.

The fair value of the restricted shares issued to executive directors in 2015 and 2014 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for shares awarded during the years ending December 31, 2015, 2014 and 2013 were as follows:

$000	Note	March 2015	March 2014	March 2013
Quantity of shares issued		55,782	49,174	45,125
Fair value of shares awarded		$2.0 million	$2.1 million	$2.3 million
Performance period		4 years and a 1 year post vesting retention requirement	4 years and a 1 year post vesting retention requirement	3, 4 and 5 years with a 1 year post vesting retention requirement
Risk free interest rate		1.45%	1.32%	0.37%, 0.52% and 0.76%
Volatility	15.1	35%	40%	40%
Euromoney Global Gold Index volatility		35%	34%	30%
Correlation used between the Euromoney Global Gold Index and the company TSR		85%	80%	80%
Weighted average share price on grant and valuation date	15.2	$67.41	$79.75	$82.37

15.1	Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.
15.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

CEO performance shares

At the company’s annual general meeting in 2013, shareholders approved a one-off award of performance shares to the CEO. The vesting of the performance shares is subject to the achievement of the conditions set out in “PART I. Item 6. Directors, Senior Management and Employees—B. Compensation” in the Annual Report on Form 20-F and the CEO continuing to hold office or employment with the company during the period of three years from April 29, 2013, the date of grant of the award of performance shares. The fair value was determined at $4.0 million.

At December 31, 2015, four out of five of the performance conditions have been met. Accordingly, the performance condition in respect of 10,006 shares was met at a value of $71.54 per share in 2013 and the performance conditions in respect of 30,018 shares, comprising three tranches each of 10,006 shares, were met at a value of $67.41 per share in 2014. In aggregate 40,024 shares will be transferred to the CEO provided the CEO holds office or employment with the company as at April 29, 2016.

Restricted shares issued to directors and management (excluding Co-Investment Plan)

Movements in the number of restricted shares outstanding and their issue prices are as follows:

	Weighted market price at award date $ 2015	Weighted market price at award date $ 2014	Weighted market price at award date $ 2013	Shares 2015	Shares 2014	Shares 2013	Weighted average remaining contractual life (years) 2015	Weighted average remaining contractual life (years) 2014	Weighted average remaining contractual life (years) 2013
Shares granted to executive directors
At January 1	84.54	85.54	77.26	160,655	127,007	113,215
Awarded	73.42	79.48	82.37	55,781	49,174	45,125
Vested	76.53	77.29	51.15	(3,882)	(3,882)	(31,333)
Lapsed	89.08	77.29	-	(23,412)	(11,644)	-
At December 31	80.88	84.54	85.54	189,142	160,655	127,007	2.42	2.85	3.29
Shares awarded to non-executive
Directors
At January 1	76.15	80.03	81.60	-	3,600	9,600
Awarded	76.15	80.94	78.79	13,500	9,600	8,400
Vested	76.15	80.69	79.57	(13,500)	(13,200)	(14,400)
Lapsed	-	-	-	-	-	-
At December 31	-	-	80.03	-	-	3,600	-	-	-
Shares awarded to employees
At January 1	84.36	90.76	90.61	1,248,800	1,157,500	869,100
Awarded	75.99	72.36	91.26	286,300	497,600	458,800
Vested	89.08	85.94	88.00	(222,300)	(204,500)	(100,000)
Lapsed	84.66	89.86	92.53	(123,500)	(201,800)	(70,400)
At December 31	81.36	84.36	90.76	1,189,300	1,248,800	1,157,500	2.75	2.90	2.92

Participation in Co-Investment Plan by executive directors in 2015, 2014 and 2013

One third of any annual bonus earned is compulsorily deferred and an executive director may also choose to commit further shares into a Co-Investment Plan. The maximum commitment which may be made is 250% and 200% of base salary by the CEO and 125% and 100% of base salary by the CFO for 2015 and 2014, respectively. Committed shares must be retained for three years and may be matched, depending on relative TSR performance over three years against the Euromoney Global Gold Index. If after three years the TSR performance of the company equals or exceeds the performance of the Euromoney Global Gold Index, then the committed shares may be matched on a stepped scale. Refer to “PART I. Item 6. Directors, Senior Management and Employees—B. Compensation” in the Annual Report on Form 20-F for further details. The maximum level of matching is one-for-one. The vesting of the award is dependent on the company’s TSR performance relative to the Euromoney Global Gold Index.

The fair value of awards made under the Co-Investment Plan in 2015, 2014 and 2013 was calculated using a Monte Carlo simulation model.

The key assumptions used in this model for awards made under the Co-Investment Plan during the years ending December 31, 2015, 2014 and 2013 were as follows:

$000	Note	March 2015	March 2014	March 2013
Quantity of shares committed		69,726	49,174	45,125
Fair value		$2.6 million	$2.0 million	$1.6 million
Performance period		3 years	3 years	3 years
Risk free interest rate		0.89%	0.80%	0.37%
Volatility	15.1	35%	40%	40%
Euromoney Global Gold Index volatility		35%	34%	30%
Correlation used between the Euromoney Global Gold Index and the company TSR		85%	80%	80%
Weighted average share price on grant and valuation date	15.2	$74.0	$79.75	$82.37

15.1	Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.

15.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

Participation in Co-Investment Plan by senior management in 2015 and 2014

Senior management had the opportunity to participate in Randgold’s Senior Management Co-Investment Plan in 2015 and 2014. The maximum commitment which may be made in the Co-Investment Plan is 100% of base salary. Committed shares must be retained for three years and may be matched, depending on the relative TSR performance over three years against the Euromoney Global Gold Index. If after three years the TSR performance of the company equals or exceeds the performance of the Euromoney Global Gold Index, then the committed shares may be matched on a stepped scale. The maximum level of matching is one-for-one. The vesting of the award is dependent on the company’s TSR performance relative to the Euromoney Global Gold Index.

The fair value of awards made under the Co-Investment Plan in 2015 and 2014 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for awards made under the Co-Investment Plan during the years ending December 31, 2015 and 2014 were as follows:

$000	Note	March 2015	March 2014
Quantity of shares committed		20,730	16,354
Fair value		$0.8 million	$0.7 million
Performance period		3 years	3 years
Risk free interest rate		0.95%	0.80%
Volatility	15.1	35%	40%
Euromoney Global Gold Index volatility		35%	34%
Correlation used between the Euromoney Global Gold Index and the company TSR		85%	80%
Weighted average share price on grant and valuation date	15.2	$73.38	$79.75

15.1	Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.

15.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

16.	Segmental information

Operating segments have been identified on the basis of internal reports about components of the group that are regularly reviewed by the group’s chief operating decision maker. The operating segments included in internal reports are determined on the basis of their significance to the group. In particular, operating mines are reported as separate segments and exploration projects that have significant capitalized expenditure or other fixed assets are also reported separately. The Kibali and Morila joint ventures are included on a line by line basis, reflecting internal reporting. Other parts of the group, including the RAL 1 Limited, RAL 2 Limited and KAS 1 Limited joint ventures, are included with corporate and exploration. The group’s chief operating decision maker is considered by management to be the board of directors. An analysis of the group’s business segments, excluding intergroup transactions, is set out below. Major customers are not identifiable because all gold is sold to an agent.

Country of operation	Mali			Côte d’Ivoire	DRC	Jersey
$000	Group’s 40% share of Morila	Loulo	Gounkoto	Tongon	Group’s effective 45% share of Kibali	Corporate and explora- tion	Inter- company elimina- tions	Sub-total	Joint venture adjust- ments	Total
Year Ended December 31, 2015
Total revenue	57,197	406,643	317,524	277,253	336,272	-	-	1,394,889	(393,469)	1,001,420
Mining and processing costs excluding depreciation	(31,583)	(236,439)	(145,952)	(193,504)	(161,191)	12,677	-	(755,992)	180,097	(575,895)
Depreciation and amortization	(9,335)	(98,761)	(6,705)	(44,362)	(87,275)	(10,141)	-	(256,579)	105,677	(150,902)
Mining and processing costs	(40,918)	(335,200)	(152,657)	(237,866)	(248,466)	2,536	-	(1,012,571)	285,774	(726,797)
Transport and refining costs	-	-	-	-	-	-	-	-	-	-
Royalties	(1,419)	(24,329)	(19,052)	(8,292)	(13,588)	-	-	(66,680)	15,007	(51,673)
Exploration and corporate expenditure	-	(2,079)	(1,064)	(1,206)	(3,390)	(41,146)	-	(48,885)	3,818	(45,067)
Other (expenses)/ income	(4,520)	(9,727)	(12,533)	(2,487)	(1,290)	32,599	-	2,042	7,849	9,891
Finance costs	(399)	(13,428)	(171)	(1,734)	4,839	(3,544)	13,208	(1,229)	(3,182)	(4,411)
Finance income	1	17	3	10	4,108	13,291	(13,208)	4,222	(4,110)	112
Share of profits of equity accounted joint ventures	-	-	-	-	-	-	-	-	77,303	77,303
Profit before income tax	9,942	21,897	132,050	25,678	78,485	3,736	-	271,788	(11,010)	260,778
Income tax expense	(2,982)	(4,013)	(39,615)	(4,342)	(8,028)	(33)	-	(59,013)	11,010	(48,003)
Net profit	6,960	17,884	92,435	21,336	70,457	3,703	-	212,775	-	212,775
Capital expenditure	(2,924)	(192,271)	(3,087)	(18,573)	(123,728)	(4,107)	-	(344,690)	128,652	(216,038)
Total assets	37,370	1,409,986	196,388	472,724	1,517,381	1,620,700	-	5,254,549	(1,517,229)	3,737,320
Total external liabilities	(32,124)	(126,380)	(33,850)	(43,514)	(121,790)	(52,051)	-	(409,709)	167,459	(242,250)
Year Ended December 31, 2014
Total revenue	55,489	475,861	323,857	287,026	292,627	-	12	1,434,872	(348,116)	1,086,756
Mining and processing costs excluding depreciation	(48,927)	(239,895)	(136,629)	(189,471)	(122,735)	14,405	(12)	(723,264)	157,258	(566,006)
Depreciation and amortization	(7,751)	(83,565)	(9,031)	(52,830)	(68,725)	(11,043)	-	(232,945)	86,183	(146,762)
Mining and processing costs	(56,678)	(323,460)	(145,660)	(242,301)	(191,460)	3,362	(12)	(956,209)	243,441	(712,768)
Royalties	(1,510)	(28,470)	(19,431)	(8,588)	(10,494)	-	-	(68,493)	12,003	(56,490)
Exploration and corporate expenditure	-	(2,315)	(900)	(1,587)	(2,867)	(33,200)	-	(40,869)	4,104	(36,765)
Other (expenses)/ income	2,376	(26,522)	(14,631)	(7,364)	9,224	46,677	-	9,760	(9,226)	534
Finance costs	(207)	(761)	(140)	(551)	(2,230)	(17,922)	13,963	(7,848)	3,613	(4,235)
Finance income	20	27	2	12	2,677	13,994	(13,963)	2,769	(2,698)	71
Share of profits of equity accounted joint ventures	-	-	-	-	-	-	-	-	75,942	75,942
Profit before income tax	(510)	94,360	143,097	26,647	97,477	12,911	-	373,982	(20,937)	353,045
Income tax expense	(665)	(28,207)	(42,916)	(1,632)	(20,272)	(9,130)	-	(102,822)	20,937	(81,885)
Net profit	(1,175)	66,153	100,181	25,015	77,205	(3,781)	-	271,160	-	271,160
Capital expenditure	(15,660)	(141,816)	(9,666)	(22,067)	(204,420)	(5,764)	-	(399,393)	220,080	(179,313)
Total assets	38,513	1,302,716	204,566	499,638	1,497,267	1,570,078	-	5,112,778	1,579,695	3,533,083
Total external liabilities	(24,252)	(111,394)	(33,439)	(41,979)	102,121	(65,876)	-	(379,061)	151,698	(227,363)

Country of operation	Mali			Côte d’Ivoire	DRC	Jersey
$000	Group’s 40% share of Morila	Loulo	Gounkoto	Tongon	Group’s effective 45% share of Kibali	Corporate and explora- tion	Inter- company elimina- tions	Sub-total	Joint venture adjust- ments	Total
Year Ended December 31, 2013
Total revenue	79,870	436,950	371,361	329,448	49,153	-	(69)	1,266,713	(129,023)	1,137,690
Mining and processing costs excluding depreciation	(38,513)	(216,516)	(146,413)	(185,786)	(17,110)	12,608	(1,766)	(593,496)	43,015	(550,481)
Depreciation and amortization	(4,131)	(70,616)	(10,791)	(48,278)	(6,698)	(9,446)	-	(149,960)	19,322	(130,638)
Mining and processing costs	(42,644)	(287,132)	(157,204)	(234,064)	(23,808)	3,162	(1,766)	(743,456)	62,337	(681,119)
Royalties	(4,796)	(26,266)	(22,282)	(9,867)	(1,244)	-	-	(64,455)	6,040	(58,415)
Exploration and corporate expenditure	-	(3,516)	(4,315)	(3,337)	(2,373)	(38,317)	-	(51,858)	2,373	(49,485)
Other (expenses)/income	(293)	(18,910)	(15,549)	(13,842)	(317)	50,798	2,507	4,394	1,634	(6,028)
Finance costs	(217)	(871)	(217)	(508)	(1,570)	(24,235)	15,733	(11,885)	4,148	(7,737)
Finance income	1	65	209	42	9,206	16,662	(15,733)	10,452	(9,210)	1,242
Share of profits of equity accounted joint ventures	-	-	-	-	-	-	-	-	54,257	54,257
Profit before income tax	31,921	100,320	172,003	67,872	29,047	8,070	672	409,905	(7,444)	402,461
Income tax expense	(9,576)	(30,096)	(41,326)	(1,100)	2,132	(4,192)	-	(84,158)	7,444	(76,714)
Net profit	22,345	70,224	130,677	66,772	31,179	3,878	672	325,747	-	325,747
Capital expenditure	(11,936)	(255,672)	(11,041)	(23,562)	(699,049)	33,374	-	1,034,634	731,535	(303,099)
Total assets	52,592	1,259,526	179,585	534,635	1,250,449	1,460,117	-	4,736,904	1,360,891	3,376,513
Total external liabilities	(38,387)	(148,270)	(66,872)	(40,950)	(74,314)	(85,438)	-	(454,231)	138,501	(315,730)

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

Controlling risk in the group

The treasury committee is responsible for treasury financial risk management activities within the group. The treasury committee reviews and recommends to the board all treasury counterparties, limits, instruments and any hedge strategies. At least two members of the treasury committee need to be present for a decision to be made, one of whom needs to be an executive director. Unless specific dispensation is obtained from the audit committee, the treasury committee is permitted to invest up to $50 million or 20% of the total funds (whichever is the higher) with each approved institution with an investment rating of AA- or higher noting that no institution can exceed $100 million. The treasury committee is also permitted to invest up to $12.5 million or 5% of the total funds (whichever is the higher) with each approved institution with an investment rating above A but below AA-, provided that no investment exceeds $25 million. Approximately one third of the cash for the group was held with the group’s principal bankers at year end with the remainder held with eight other financial institutions, in line with the treasury policy. The treasury committee is responsible for managing investment, gold price, currency, liquidity and credit risk. The treasury committee monitors adherence to treasury risk management policy and counterparty limits and provides regular reports to the board.

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

The group continues to hold material TVA receivable balances in Mali. While management continue to pursue recovery of the TVA in cash, it is recognized that in practice given the continued absence of payment, the TVA may only be recovered through the tax offset mechanism set out in the mining convention. Management reports the TVA position and movements on a quarterly basis to the audit committee.

Refer to “PART I. Item 3. Key Information—D. Risk Factors” in the Annual Report on Form 20-F for details on the group’s risk factors.

Foreign currency and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily euro, South African rand and Communauté Financière Africaine franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into any material derivatives to manage these currency risks and no significant positions were held in 2015 and 2014. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2013, 2014 and 2015. Gold sales are made in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

$000	Dec 31, 2015	Dec 31, 2014
Level of exposure of foreign currency risk Carrying value of foreign currency balances Cash and cash equivalents includes balances denominated in:
▪ Communauté Financiѐre Africaine franc (CFA)	751	1,550
▪ Euro (EUR)	32	1,198
▪ South African rand (ZAR)	1,118	1,065
▪ British pound (GBP)	69	225
Trade and other receivables includes balances dominated in:
▪ Communauté Financiѐre Africaine franc (CFA)	83,432	142,013
▪ South African rand (ZAR)	8,827	1,375
▪ Euro (EUR)	22,389	101
▪ British pound (GBP)	526	235
Trade and other payables includes balances dominated in:
▪ Communauté Financiѐre Africaine franc (CFA)	(42,440)	(40,355)
▪ Euro (EUR)	(9,703)	(9,845)
▪ South African rand (ZAR)	-	(1,720)
▪ British pound (GBP)	(29)	(636)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments:

	Closing exchange rate	Effect of 10% strengthening of $ on net earnings and equity $000
At December 31, 2015
Euro (EUR)	0.9168	1,272
Communauté Financiѐre Africaine franc (CFA)	600.91	4,174
South African rand (ZAR)	15.53	995
British pound (GBP)	0.68	57
At December 31, 2014
Euro (EUR)	0.8226	(855)
Communauté Financiѐre Africaine franc (CFA)	539.63	10,321
South African rand (ZAR)	11.60	72
British pound (GBP)	0.64	(18)

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

The company maintains a $400.0 million unsecured revolving credit facility with HSBC and a syndicate of banks which matures in December 2018 and is at present undrawn. Based on the company’s current cash resources and available facilities, projected operating cash flows and capital expenditure, we are confident the company will be able to meet its obligations at the present gold price.

The facility, if drawn, bears interest at LIBOR plus 1.5%, at the lower end of the leverage grid and includes financial covenants in respect of EBIT, EBITDA, net finance charges, tangible net worth, total debt, debt cover and interest cover.

Maturity date		Amount $000	Effective rate for the year %
Cash and cash equivalents:
All less than 90 days	2015	213,372	0.10%
	2014	82,752	0.05%

The other financial instruments of the group that are not included in the tables above are non-interest bearing and are therefore not subject to interest rate risk.

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in Mali and Côte d’Ivoire (and in the case of its joint ventures in DRC and Mali). The gold produced is sold to the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not financial assets under IFRS 7, included in receivables is $102.9 million (2014: $106.8 million) (refer to note 7) relating to indirect taxes owing to Loulo, Gounkoto and Tongon by the State of Mali, which are denominated in FCFA, which holds some credit risk for the group. The legally binding mining conventions in Mali permit offsetting of other corporate taxes against approved unpaid TVA. A further $61.8 million (2014: $50.5 million) is held within the underlying statement of financial position of the equity accounted Kibali joint venture which is considered recoverable given the receipts obtained during the year and absence of significant disputed items, albeit receipts, remain slow.

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

$000	Dec 31, 2015	Dec 31, 2014
Capital risk management
Trade and other payables	(139,321)	(109,354)
Less: cash and cash equivalents	213,372	82,752
Net position	74,051	(26,602)
Total equity	3,492,305	3,302,954
Total capital	3,418,254	3,329,556
Gearing ratio	0%	0.8%

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

$000	Trade and other payables	Borrowings	Other financial liabilities
At December 31, 2015
Financial liabilities
Within 1 year on demand	124,421	-	-
Later than 1 year and no later than 5 years	-	-	-
After 5 years	-	-	2,765
Total	124,421	-	2,765

At December 31, 2014
Financial liabilities
Within 1 year on demand	82,354	-	-
Later than 1 year and no later than 5 years	-	-	-
After 5 years	-	-	2,766
Total	82,354	-	2,766

18.	Fair value of financial instruments

The following table shows the carrying amounts and fair values of the group’s financial instruments outstanding at December 31, 2015 and 2014. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale.

$000	Categories of financial instruments	Carrying amount Dec 31, 2015	Fair value Dec 31, 2015	Carrying amount Dec 31, 2014	Fair value Dec 31, 2014
Available-for-sale financial assets categorized as level 1		906	906	1,467	1,467

The table above shows the level of the fair value valuation hierarchy applied to financial instruments carried at fair value. The total financial assets valued using level 1 is $0.9 million (2014: $1.5 million). There have been no transfers between the levels of fair value hierarchy during the current or prior year. Randgold does not hold any financial instruments that are fair valued using a level 2 or level 3 valuation. No material derivative financial instruments currently exist. All other financial instrument carrying values approximate fair value.

Estimation of fair values

Trade and other receivables, trade and other payables, cash and cash equivalents, loans to and from subsidiaries and joint ventures

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments or their interest bearing nature.

Gold price contracts

The group is fully exposed to the spot gold price on gold sales.

19.	Commitments and contingent liabilities

$000	Dec 31, 2015	Dec 31, 2014
Capital expenditure contracted for at statement of financial position date but not yet incurred is:
Property plant and equipment – subsidiaries	35,361	9,573
Commitments of joint ventures (attributable share)
Kibali	12,323	16,142
Morila	136	1,946
	12,459	18,088
Total commitments of joint ventures (attributable share)	47,820	27,661

Under the Kibali Joint Venture Agreement (JVA) the obligation of the parties (Randgold Resources (Kibali) Ltd and AngloGold Ashanti Holdings plc) in respect of the future funding (including but not limited to operating costs, capital costs and other costs) of the company Kibali Goldmines SA and/or the Kibali project shall be pro-rata in proportion to their respective percentage interests in Kibali at the time any such future funding is required. In accordance with the Kibali JVA, Kibali will be funded via intercompany loans, however Kibali Goldmines SA became self-funding in 2015 and repaid $70 million to shareholders in 2015. The approved capital expenditure plan for 2016 is $177.3 million (2015: $280 million) and is expected to be self-funded by operating cash flows.

Operating lease commitments

The lease relates to the oxygen plant at Loulo leased from Maligaz. The duration of the contract is 10 years and the contract is renewable for additional periods of 5 years thereafter. The future aggregate minimum lease payments1 under operating leases are as follows:

$000	Dec 31, 2015	Dec 31, 2014
No later than 1 year	2,646	3,108
Later than 1 year and no later than 5 years	10,584	12,432
Later than 5 years	7,938	9,324
	21,168	24,864

[1]	These payments also include payments for non-lease elements in the arrangement.

As discussed more fully in note 3 the group has received claims for various taxes in respect of subsidiaries and joint ventures from the State of Mali totaling $280.0 million. The group considers the material claims to be without merit or foundation.

20.	Related party transactions

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Management fee received from Rockwell Diamonds Inc.	37	41	42

Net income from Morila	14,259	5,058	24,729

Net income from Kibali	47,555	11,475	10,724
Net income from RAL 1	3,049	3,641	4,201
Net income from RAL 2	335	364	-

Net income refers to interest, management fees, recharges and dividends.

In terms of the operator agreement with Morila, a management fee calculated as 1% of the total sales of Morila and is payable to Randgold (through Mining Investment (Jersey) Ltd). Seven Bridges Trading 14 (Pty) Ltd provided administration services to Rockwell Diamonds Inc. (Rockwell). Dr. DM Bristow is a non-executive director of Rockwell. The balances outstanding at year end related to Rockwell were negligible (2014 and 2013: nil). Refer to note 10 for details of the company’s investments in and loans to subsidiaries and joint ventures within the group together with its relevant share of income and expense.

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Key management remuneration
Short term employee benefits	12,642	12,917	11,983
Share-based payments	10,287	9,966	12,326
Total	22,929	22,883	24,309

This includes compensation for 2 executive directors (2014: 2; 2013: 2), 8 non-executive directors (2014: 7; 2013: 8) and 20 executive management personnel (2014: 21; 2013: 19). Refer to directors’ and executives’ profiles in “PART I. Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” in the Annual Report on Form 20-F for detail of their roles and responsibilities.

21.	Mining and processing costs and other disclosable items

$000	Year ended Dec 31, 2015	Year Ended Dec 31, 2014	Year Ended Dec 31, 2013
Mine production costs	498,779	525,909	538,892
Movement in production inventory and ore stockpiles	17,109	(24,665)	(49,730)
Depreciation and amortization	150,902	146,762	130,638
Other mining and processing costs	60,007	64,762	61,319
	726,797	712,768	681,119

•	Other income primarily includes foreign exchange gains and management fees receivable.

•	Other expenses primarily include foreign exchange losses.

22.	Exploration and corporate expenditure

$000	Year ended Dec 31, 2015	Year ended Dec 31, 2014	Year ended Dec 31, 2013
Exploration and corporate expenditure comprise:
Exploration expenditure	17,322	12,762	22,638
Corporate expenditure	27,745	24,003	26,847
	45,067	36,765	49,485

23.	Finance income and costs

$000	Year ended Dec 31, 2015	Year ended Dec 31, 2014	Year ended Dec 31, 2013
Finance income – interest income	112	71	1,242
Finance income	112	71	1,242
Interest expense – borrowings	(1,147)	(2,965)	(1,373)
Finance costs – net foreign exchange loss on financing activities	(1,867)	(41)	(5,049)
Unwind of discount on provisions for environmental rehabilitation	(1,397)	(1,229)	(1,315)
Finance costs	(4,411)	(4,235)	(7,737)
Finance (costs)/income – net	(4,299)	(4,164)	(6,495)
Interest income arises on cash and cash equivalents.
Interest expenses arise on borrowings measured at amortized cost.

24.	Subsequent events

No significant subsequent events requiring disclosure adjustment occurred.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kibali (Jersey) Limited

Kibali (Jersey) Limited

St Helier

Jersey

JE2,4WJ

Channel Islands

We have audited the accompanying consolidated statements of financial position of Kibali (Jersey) Limited as of December 31, 2015, 2014 and 2013 and the consolidated statements of comprehensive income, consolidated statements of changes in equity, and statements of consolidated cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kibali (Jersey) Limited at December 31, 2015, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ BDO LLP
BDO LLP
London

March 18, 2016

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

$000	Note	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

REVENUE
Gold sales		747,272	650,283	109,229
Other income	3	1,657	401	3,035
TOTAL INCOME		748,929	650,684	112,264

COSTS AND EXPENSES
Mining and processing costs	4	550,712	412,441	52,885
Royalties		30,196	23,321	2,765
Exploration and corporate expenditure	5	8,248	6,149	5,911
Other expenses		3,658	3,544	725
TOTAL COSTS		592,814	445,455	62,286

Finance income	6	4,818	4,349	3,966
Finance costs	6	(5,376)	(4,955)	(1,252)
Finance (costs)/income - net		(558)	(606)	2,714
Share of profits of equity accounted
Joint venture		268	155	136
PROFIT BEFORE INCOME TAX		155,825	204,778	52,828

Income tax (expense)/income	7	(17,840)	(45,038)	4,739

PROFIT FOR THE PERIOD		137,985	159,740	57,567
OTHER COMPREHENSIVE INCOME/(EXPENSE)
Loss on available for sale financial asset		(29)	(72)	(799)
Recycling of permanent losses on available-for-sale asset		3,173	-	-
TOTAL COMPREHENSIVE INCOME		141,129	159,668	56,768

PROFIT FOR THE PERIOD
Attributable to:
Owners of the parent		135,883	152,492	54,163
Non-controlling interest		2,102	7,248	3,404
		137,985	159,740	57,567
TOTAL COMPREHENSIVE INCOME
Attributable to:
Owners of the parent		139,027	152,420	53,364
Non-controlling interest		2,102	7,248	3,404
		141,129	159,668	56,768

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

$000	Note	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

NON-CURRENT ASSETS
Property, plant and equipment	8	2,012,303	1,868,137	1,553,575
Mineral properties	9	634,394	693,972	742,928
Long term ore stockpiles	12	43,162	72,594	-
Deferred tax assets	10	-	-	4,860
Investment in equity accounted
joint venture	26	289	20	15
Other investments in joint venture	26	31,086	31,516	29,076
Total investment in joint venture	26	31,375	31,536	29,091
Trade and other receivables	11	32,788	30,900	22,929
TOTAL NON-CURRENT ASSETS		2,754,022	2,697,139	2,353,383

CURRENT ASSETS
Inventories and ore stockpiles	12	78,598	61,732	112,405
Trade and other receivables	11	180,724	169,330	145,335
Available-for-sale financial asset	13	45	74	146
Cash and cash equivalents	14	21,373	20,908	4,681
TOTAL CURRENT ASSETS		280,740	252,044	262,567
TOTAL ASSETS		3,034,762	2,949,183	2,615,950

EQUITY AND LIABILITIES
EQUITY
Share capital	15	5	5	4
Share premium		2,493,612	2,493,612	2,390,689
Retained earnings		269,943	204,060	51,568
Other reserve		-	(3,144)	(3,072)
Equity attributable to owners of the parent		2,763,560	2,694,533	2,439,189
Non-controlling interest	16	27,624	25,522	18,274
TOTAL EQUITY		2,791,184	2,720,055	2,457,463

NON-CURRENT LIABILITIES
Loans and borrowings	17	51,747	55,133	53,430
Deferred tax liabilities	10	41,926	32,463	-
Provision for rehabilitation	18	15,533	15,341	8,210
TOTAL NON-CURRENT LIABILITIES		109,206,	102,937	61,640

CURRENT LIABILITIES
Loans and borrowings	17	9,808	7,999	5,600
Trade and other payables	19	117,083	111,566	91,126
Current tax payable		7,481	6,626	121
TOTAL CURRENT LIABILITIES		134,372	126,191	96,847
TOTAL EQUITY AND LIABILITIES		3,034,762	2,949,183	2,615,950

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

$000	Share Capital	Share Premium	Retained earnings/ (accumulated losses)	Other Reserves	Total equity attributable to owners of the parent	Non- Controlling Interest	Total Equity

Balance at January 1, 2013	3	1,557,902	(2,595)	(2,273)	1,553,037	14,870	1,567,907
Fair value movement on
available-for-sale financial asset	-	-	-	(799)	(799)	-	(799)
Total other comprehensive expense	-	-	-	(799)	(799)	-	(799)
Net profit for the year	-	-	54,163	-	54,163	3,404	57,567
Total comprehensive income/(expense)	-	-	54,163	(799)	53,364	3,404	56,768
Shares issued to equity owners	1	832,787	-	-	832,788	-	832,788
Balance at December 31, 2013	4	2,390,689	51,568	(3,072)	2,439,189	18,274	2,457,463

Balance at January 1, 2014	4	2,390,689	51,568	(3,072)	2,439,189	18,274	2,457,463
Fair value movement on
available-for-sale financial asset	-	-	-	(72)	(72)	-	(72)
Total other comprehensive expense	-	-	-	(72)	(72)	-	(72)
Net profit for the year	-	-	152,492	-	152,492	7,248	159,740
Total comprehensive income/(expense)	-	-	152,492	(72)	152,420	7,248	159,668
Shares issued to equity owners	1	102,923	-	-	102,924	-	102,924
Balance at December 31, 2014	5	2,493,612	204,060	(3,144)	2,694,533	25,522	2,720,055

Balance at January 1, 2015	5	2,493,612	204,060	(3,144)	2,694,533	25,522	2,720,055
Fair value movement on
available-for-sale financial asset	-	-	-	(29)	(29)	-	(29)
Recycling of permanent losses on available-for-sale asset	-	-	-	3,173	3,173	-	3,173

Total other comprehensive income	-	-	-	3,144	3,144	-	3,144

Net profit for the year	-	-	135,883	-	135,883	2,102	137,985
Total comprehensive income	-	-	135,883	3,144	139,027	2,102	141,129
Dividends distributed	-	-	(70,000)	-	(70,000)	-	(70,000)
Balance at December 31, 2015	5	2,493,612	269,943	-	2,763,560	27,624	2,791,184

SHARE CAPITAL

The share capital comprises the issued ordinary shares of the company at par.

SHARE PREMIUM

The share premium comprises the excess value recognized from the issue of ordinary shares at par.

RETAINED EARNINGS

Retained earnings comprises the group’s cumulative accounting profits and losses since inception less dividends.

OTHER RESERVES

Other reserves comprises the group’s cumulative fair value movement on the available-for sale financial asset since inception in Kilo Goldmines Limited. The cumulative movement has been recycled through profit and loss in the current year.

NON-CONTROLLING INTERESTS

The non-controlling interest represents the total carrying value of the 10% interest SA UNISARL (“SOKIMO”) has in Kibali Goldmines SA (“Kibali”), which is a subsidiary of Kibali (Jersey) Limited.

The accompanying notes form part of these financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

$000	Note	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated by/(used in) operations	24	377,004	329,644	(71,225)
Interest received		3,591	1,009	927
Finance cost paid		(4,198)	(4,727)	(5,139)
Dividends received from equity
accounted joint venture		-	150	175
Income Tax paid		(13,148)	(1,211)	-
Net cash flows generated by/(used in) operating activities		363,249	324,865	(75,262)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Additions of property, plant and equipment		(286,905)	(407,422)	(748,314)
Repayment of loan from equity accounted joint venture		423	-	-
Net cash outflows used in investing activities		(286,482)	(407,422)	(748,314)

CASH FLOWS RELATING TO FINANCING ACTIVITIES
Proceeds from issue of ordinary shares		-	102,924	832,788
Distribution of dividends		(70,000)	-	-
Decrease in loans and borrowings		(6,302)	(4,140)	(16,444)
Net cash (outflows)/inflows provided by financing activities		(76,302)	98,784	816,344

Net increase/(decrease) in cash and cash equivalents		465	16,227	(7,232)
Cash and cash equivalents at the beginning of the year		20,908	4,681	11,913
Cash and cash equivalents at the end of the year	14	21,373	20,908	4,681

The accompanying notes form part of these financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

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

New standards and interpretations applied

The IASB has issued the following new standards and amendments to published standards and interpretations to existing standards with effective dates on or prior to January 1, 2016 which have been adopted by the group for the first time this year. These standards have had no impact on the financial statements.

Accounting Standards	Description	Effective period commencing on or after
Annual improvement IFRSs 2010 - 2012	Annual improvements to IFRSs 2010-2012 cycle (effective July 1, 2014); and Annual improvements to IFRSs 2011- 2013 cycle	July 1, 2014
Annual improvement IFRSs 2011 - 2013	Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014
IAS 19	Amendment – Defined benefit plans: employee contributions	July 1, 2014

Standards effective in future period

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the group’s activities and are mandatory for the group’s accounting periods beginning after January 1, 2015 or later periods and which the group has decided not to adopt early. These include:

Accounting Standards	Description	Effective period commencing on or after
IFRS 9	Financial instruments	January 1, 2018
IFRS 11	Amendment – Accounting for acquisition of interests in joint operations	January 1, 2016
IAS 16 & IAS 38	Amendments - Clarification of acceptable methods of depreciation and amortization	January 1, 2016
IFRS 15	Revenue from contracts with customers	January 1, 2018
IAS 27	Amendment – Equity method in separate financial statements	January 1, 2016
IFRS 16	Leases	January 1, 2019
IAS 1	Amendment – Disclosure initiative	January 1, 2016
	Annual improvements to IFRSs (2012 – 2014 cycle)	January 1, 2016

The group is currently assessing the impact of these standards on the financial statements.

CONSOLIDATION

The consolidated financial information includes the financial statements of the company, its subsidiaries and the company’s equity interest in joint ventures using uniform accounting policies for like transactions and other events in similar circumstances.

SUBSIDIARIES

Subsidiaries are entities over which the group has power, exposure or rights to variable returns from its involvement and the ability to use its power over the investee to affect the amount of the group’s returns; generally accompanying an interest of more than one-half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date on which control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition costs are expensed. Identifiable assets acquired (including mineral property interests and other identifiable intangible assets) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of comprehensive income.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

JOINT VENTURES

The group holds interests in one joint venture. In a joint venture the parties that have joint control of the arrangement (the joint venturer) have a right to the net assets of the arrangement. This right is accounted for in the consolidated financial statements using the equity method. Joint control is considered to exist when there is contractual joint control; control being the power to govern the financial and operating policies of an entity so as to obtain benefits from the activities and the ability to use its power over the investee to affect the amounts of the group’s returns by the joint venturers.

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

SEGMENTAL REPORTING

An operating segment is a group of assets and operations engaged in performing mining or advanced exploration that are subject to risks and returns that are different from those of other segments. Other parts of the business are aggregated and treated as part of a ‘corporate and exploration’ segment. The group provides segmental information using the same categories of information which the group’s chief operating decision maker utilizes. The group’s chief operating decision maker is considered by management to be the board of directors.

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

PROPERTY, PLANT AND EQUIPMENT

Long-lived assets and mine development costs

Long-lived assets including development costs and mine plant facilities (such as metallurgical plant, tailings and raw water dams, power plant and mine infrastructure,) are initially recorded at cost. Development of ore bodies includes the development cost of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future. Cost associated with underground development are capitalized when the works provide access to the ore body, whereas costs associated with ore extraction from operating ore body sections are treated as operating costs. Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost of property, plant and equipment, subsequently they are measured at cost less accumulated amortization and impairment.

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

Commercial production

The group assesses the stage of the mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of the mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine construction project is substantially complete, ready for its intended use, and moves into production stage. Some of the criteria would include but are not limited to the following:

•	the level of capital expenditure compared to the construction cost estimates;
•	completion of a reasonable period of testing of the mine plant and equipment;
•	the ability to produce gold in saleable form; and
•	the ability to sustain commercial levels of gold production.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and subsequent costs are either regarded as inventory or expensed, except for capitalizable costs related to subsequent mining asset additions or improvements, underground mine development or ore reserve development.

The commissioning of an underground mine typically occurs in phases, with sections brought into production whilst deeper levels remain under construction. The shared infrastructures, such as declines of shafts, are assessed to determine whether they contribute to the production areas. Where they contribute to production, the attributable costs are transferred to production assets and start to be depreciated. The costs transferred comprise costs directly attributable to producing zones or, where applicable, estimates of the portion of shared infrastructure that are attributed to the producing zones.

Development expenditure approval

Development activities commence after project sanctioning by the appropriate level of management. Judgment is applied by management in determining when a project has reached a stage at which economically recoverable reserves exists such that development may be sanctioned. In exercising this judgment, management is required to make certain estimates and assumptions similar to those described below for capitalized exploration and evaluation expenditure. Any such estimates and assumptions may changes as new information becomes available.

Stripping costs

In surface mining operations, the group may find it necessary to remove waste materials to gain access to mineral ore deposits prior to and after production commences. This waste removal activity is known as ’stripping’. Prior to production commencing from a pit, stripping costs are measured internally and capitalized until the point where the overburden has been removed and access to the ore commences. Subsequent to production, waste stripping continues, either as part of ore extraction as a run of mine activity or due to strategic decisions such as pit push-back campaigns. There are two benefits accruing to the group from stripping activity during the production phase: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. Economic ore extracted during this period and subsequently is accounted for as inventory. The production stripping costs relating to improved access to further quantities in future periods are capitalized as a stripping activity asset, if and only if, all of the following are met:

•	it is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the group;
•	the group can identify the component of the ore body for which access has been improved; and
•	the costs relating to the stripping activity associated with that component or components can be measured reliably.

In determining the relevant component of the ore body for which access is improved, the group componentizes its mine into geographically distinct ore body sections or phases to which the stripping activities being undertaken within that component are allocated. Such phases are determined based on assessment of factors such as geology and mine planning.

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

Depreciation and amortization

Long-lived assets include mining properties, such as metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs and are depreciated on a unit of production basis.

Depreciation and amortization are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated ore tonnes contained in proven and probable reserves to be extracted using the relevant asset, to reduce the cost to estimated residual values. As an example, the open cast pit is depreciated over proven and probable reserves and tonnes milled from the open cast pit ore body. No future capital expenditure is included in the depreciable value. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Only proven and probable reserves are used in the tonnes milled units of production depreciation calculation. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortization charges.

Depreciation of construction and development costs commences when commercial production is achieved, as detailed above. Underground development costs that are attributable to the commissioned sections as an underground mine are depreciated from the date the development provides access to operational areas and ore extraction begins from those areas. Other assets under construction, such as plant improvement projects, are depreciated from the date they are commissioned, based on assessment by the group’s engineers.

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

Costs of stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production. Ore extracted is allocated to separate stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. While held in physically separate stockpiles, the group blends the ore from each stockpile at an individual mine when feeding the processing plant to achieve the resultant gold content. In such circumstances, lower and higher grade ore stockpiles each represent a raw material, used in conjunction with each other, to deliver overall gold production, as supported by the relevant feed plan. Kibali’s high and medium grade ore stockpile is above 1.52g/t with a marginal ore cut-off grade of 0.88g/t.

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

FINANCIAL INSTRUMENTS

Financial instruments are measured as set out below. Financial instruments carried on the statement of financial position include 1) cash and cash equivalents, 2) trade and other receivables, 3) trade and other payables, 4) loans and borrowings and 5) available-for-sale financial assets.

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

4)	Borrowings (including bank borrowings when applicable, loans from joint venture partners and related companies and finance leases)

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

Where a significant portion of the risks and rewards of ownership are transferred the group is required to account as though it were acting as a lessor in a finance lease. Hire purchase loans disclosed under receivables represent outstanding amounts due under finance lease arrangements less finance charges allocated to future periods.

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

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below:

VALUE ADDED TAX

Included in trade and other receivables is a recoverable value added tax (TVA) balance (including recoverable TVA on fuel duty) of $137.4 million (2014: $112.2 million) (2013: $81.0 million) owing by the fiscal authorities in the Democratic Republic of Congo (DRC).

The group continues to seek recovery of TVA in the DRC, in line with the mining code and the carrying value of the receivable has been assessed considering factors such as the level of receipts in the period and to date, relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgments exist in assessing recovery of these receivables.

CARRYING VALUES OF PROPERTY, PLANT AND EQUIPMENT

The group assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed mine plans and operating plans. Future cash flows are based on estimates of:

•	the quantities of the proven and probable reserves being reserves for which there is a high degree of confidence in economic extraction;
•	future production levels;
•	future commodity prices; including oil forecast at $60bbl (2014: $100bbl) (2013: $100bbl)
•	future cash cost of production and capital expenditure associated with extraction of the proven and probable reserves in the approved mine plan;
•	future gold prices – a gold price curve was used for the impairment calculations starting at a $1,150/oz gold price (2014: $1,250/oz) (2013: $1,250/oz) and increasing at an average of 1.5% per annum (2014: 3%) (2013: 3%). The gold price curve was determined after consideration of a range of forecast techniques and data sources.
•	a discount rate of 7.9% pre-tax (2014: 7.3%) (2013: 9.4%).
•	an inflation rate of 1.5% (2014: 2%) (2013: 2%).

A reduction in forward gold prices in excess of 15% is required to give rise to an impairment at the mine. The discount rate would need to increase to 9.5% to give rise to impairment at the mine. However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The model is considered suitably conservative with proven and probable reserves determined based on a $1,000/oz gold price (2014: $1,000/oz) (2013: $1,000/oz).

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

The group applies judgment in allocating costs between operating and capital items in respect of underground mining and in determining the date depreciation commences. Costs are capitalized when the activity provides access to future ore bodies and are expensed as operating costs when the works involve extraction of ore from operational sections of the ore body. The nature of activity is assessed based on information provided by contractors, together with inspections by the group’s mining teams where contractor mining is used. The nature of activity is assessed based on information provided by contractors, together with inspections by the group’s mining teams. Direct labor, materials and other costs are specifically allocated based on the activity performed. Indirect costs that attributable to underground works are allocated between capital and operating expenses based on factors such as development versus operating meters.

Judgment is required in determining the point at which assets under construction at Kibali began commercial production and should be depreciated. Depreciation start dates are determined considering the factors detailed in note 1 and during the year Kibali underground mine assets attributable to production started to be depreciated. Judgment was applied in identifying the costs considered attributable to production. Additionally, given ongoing mine construction and development, judgment was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

GOLD PRICE ASSUMPTIONS

The following gold prices were used in the mineral reserves optimization calculation:

$/oz	2015	2014	2013
Kibali	1,000	1,000	1,000

Changes in the gold price used could result in changes in the mineral reserve optimization calculations. Mine modelling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions in respect of ore reserves.

DETERMINATION OF ORE RESERVES

The group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2012 (the JORC Code, 2012 Edition). Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, as well as the assessment of the carrying value of mining assets. There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

FUTURE REHABILITATION OBLIGATIONS

The net present value of current rehabilitation estimates have been discounted to their present value at 2.25% per annum (2014: 2.0%) (2013: 2.5%) being the prevailing risk free interest rates. The majority of expenditure is expected to be incurred at the end of the mine life. The group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgment is required in determining the appropriate costs, timing of costs, discount rates and inflation. For further information, including the carrying amounts of the liabilities, refer to Note 18. A 1% change in the discount rate on the group’s rehabilitation estimates would result in an impact of $1.8 million (2014: $1.6 million) (2013: $1.6 million) on the provision for environmental rehabilitation, and an impact of $0.05 million (2014: $0.05 million) (2013: $0.05 million) on the statement of comprehensive income.

STOCKPILES, GOLD IN PROCESS AND PRODUCT INVENTORIES

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process and product inventories. Net realizable value tests are performed at least annually and represent the estimated future sales price of the product based on contained gold and metals prices, less estimated costs to complete production and bring the product to sale. Judgment is required in assessing whether stockpiles of different grades should be tested individually, or tested as inputs to the gold production process, as detailed in the group’s accounting policy. In the current year, the stockpiles were tested reflecting the planned blended feed of such stockpiles to the mill on the basis that they are blended together and with future ore mined.

Stockpile quantities are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The forecast gold prices and cost escalators were those used in the impairment test detailed above.

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

3. OTHER INCOME

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

From operating activities comprise:
Operation of guest house	-	24	1,379
Net foreign exchange gains	1,657	377	1,656
	1,657	401	3,035

The total other income is not considered to be part of the main revenue generating activities and as such the group presents this income separately from revenue.

4. MINING AND PROCESSING COSTS

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

Mining and processing costs comprise:
Mine production costs	177,467	119,227	22,735
Movement in production inventory and ore stockpiles	8,234	(10,694)	(10,596)
Depreciation and amortization	192,509	139,698	14,863
Other mining and processing costs	172,502	164,210	25,883
	550,712	412,441	52,885

5. EXPLORATION and corporate expenditurE

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

Exploration and corporate expenditure comprise:
Exploration expenditure	3,132	4,298	3,284
Corporate expenditure	1,943	1,851	2,627
Recycling of permanent losses on available-for-sale asset	3,173	-	-
	8,248	6,149	5,911

6. FINANCE INCOME AND COSTS

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

Finance income comprise:
Bank Interest	19	21	42
Interest received – loans and receivables	4,799	4,328	3,924
Total finance income	4,818	4,349	3,966

Finance costs comprise:
Interest expense on finance lease	(4,800)	(4,711)	(4,495)
Interest expense on bank borrowings	(192)	(39)	(1)
Interest capitalized	-	-	3,360

Unwinding of discount on provisions for rehabilitation	(384)	(205)	(116)
Total finance costs	(5,376)	(4,955)	(1,252)
Net finance (costs)/income	(558)	(606)	2,714

7. INCOME TAXES

$000	Note	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

Current taxation		8,377	7,715	121
Deferred taxation	10	9,463	37,323	(4,860)
		17,840	45,038	(4,739)

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s operations.

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

Profit before tax	155,825	204,778	52,828
Tax calculated at the DRC effective tax rate of 30%	46,748	61,433	15,848
Reconciling items:
Exempt income	(34,218)	(27,054)	(7,903)
Previous unrecognized losses utilized	-	-	(9,294)
Net capital allowances not deductible	(157)	(6)	(3,511)
Other permanent differences	(2,910)	2,950	-
Corporate tax at 1/100 from revenue	8,377	7,715	121
Taxation charges	17,840	45,038	(4,739)

Kibali (Jersey) Limited is subject to an income tax rate in Jersey at 0%. In the DRC, Kibali is subject to corporation tax at 30%. Kibali is required to pay a minimum of 1/100 (2014: 1/100) (2013: 1/1000) of the company’s revenue which resulted in a minimum corporate tax of $8.4 million (2014: $7.7 million) (2013: $0.1 million). Kibali have capital allowances and non-capital tax losses for deduction against future mining income. Kibali (Jersey) Limited’s estimated non-capital tax losses carried forward at December 31, 2015 amounted to $293.0 million (2014: $298.5 million) (2013: $222.1 million) and capital allowances which have been recognized and not utilized carried forward at 2015 amounted to $334.9 million (2014: $332.4 million) (2013: $217.1 million). Refer to note 10 for deferred taxation.

8. PROPERTY, PLANT AND EQUIPMENT

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

Mine properties, mine development
costs and mine plant facilities and
equipment cost
Cost
Balance at the beginning of the year	1,989,757	1,584,453	822,297
Additions	277,097	405,304	762,156
Balance at the end of the year	2,266,854	1,989,757	1,584,453

Accumulated depreciation
Balance at the beginning of the year	(121,620)	(30,878)	(11,500)
Depreciation charged for the year	(132,931)	(90,742)	(19,378)
Balance at the end of the year	(254,551)	(121,620)	(30,878)

Net book value	2,012,303	1,868,137	1,553,575

Long-lived assets and development costs

Included in plant and equipment are long-lived assets and development costs which are amortized on a units of production basis as detailed in note 2 and include mining properties, such as processing plants, tailings facilities, raw water dams and power stations, as well as mine development costs. The net book value of these assets was $1,939.6 million at December 31, 2015 (2014: $1,793.0 million) (2013: $1,488.0 million). The value of assets under construction included in plant and equipment that are subsequently not depreciated is $454.3 million (2014: $411.7 million) (2013: $549.1 million).

Short-lived assets

Included in property, plant and equipment are short-lived assets which are depreciated over a short life which reflects their likely useful economic life and are comprised of motor vehicles, computer equipment, aircrafts and fixtures and fittings. The net book value of these assets was $5.8 million at December 31, 2015 (2014: $5.7 million) (2013: $3.8 million).

Rehabilitation asset

A rehabilitation asset has been recognized in the period relating to the rehabilitation liability to the value of $13.0 million (2014: $14.0 million) (2013: $8.0 million) (refer to note 18). Depreciation of the rehabilitation asset began on October 1, 2013 when the group commenced commercial production. The asset is depreciated over the life of the mine on a unit of production basis.

Leased assets

The net carrying amount of property, plant and equipment includes the following amount in respect of assets held under finance lease (refer note 20):

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

Finance Lease Mining Assets	53,908	56,146	53,960

KAS 1 Limited (KAS) is an asset leasing joint venture in which the group has a 50.1% interest. Together with DTP SA, the group provides funding to KAS to buy the assets and in return leases the assets under a finance lease to Kibali, a subsidiary of the group. Refer to notes 20, 26 and 27.

9. MINERAL PROPERTIES

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

Cost
At the beginning and end of the year	745,092	745,092	745,092
Amortization
At the beginning of the year	(51,120)	(2,164)	-
Charge for the year	(59,578)	(48,956)	(2,164)
At the end of the year	(110,698)	(51,120)	(2,164)

Net book value	634,394	693,972	742,928

Mineral properties represent the amounts attributable to license interest on the purchase of Moto Goldmines Limited (“Moto”) in 2009. The balance has been amortized over the life of mine on a unit of production basis since the group commenced commercial production on October 1, 2013.

10. DEFERRED TAXATION

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

Deferred taxation is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the DRC operations.
The movement on deferred taxation is as follows:
At the beginning of the year	(32,463)	4,860	-
Statement of comprehensive income charge	(9,463)	(37,323)	4,860
At the end of the year	(41,926)	(32,463)	4,860

Deferred taxation comprise the following:
Tax losses carried forward attributable to accelerated capital allowances	292,981	298,543	222,046
Accelerated capital allowances	(334,907)	(332,415)	(217,057)
Rehabilitation provision	-	1,409	(129)
Net deferred taxation (liability)/asset	(41,926)	(32,463)	4,860

11. TRADE AND OTHER RECEIVABLES

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

Advances to contractors	5,238	4,545	24,869
Trade receivables	850	11,621	17,006
Prepayments and other receivables	37,501	31,716	16,567
Loan to SOKIMO (note 27)	16,046	14,814	13,696
Other loans	5,231	11,140	8,082
TVA receivables	137,369	112,239	80,961
Hire purchase loans	11,277	14,155	7,083
	213,512	200,230	168,264
Less: Non-current portion
Loan to SOKIMO	16,046	14,814	13,696
Other loans and receivables (including TVA receivable on fuel duty)	10,445	9,151	5,765
Hire purchase loans	6,297	6,935	3,468
	32,788	30,900	22,929

Current portion	180,724	169,330	145,335

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

The terms of payment of trade receivables is less than seven days, advances to contractors 30 days and TVA is recoverable over the next 12 months, with the exception of TVA receivable on fuel duty which management expect to recover in a period of more than 12 months. The group continues to seek recovery of TVA in line with the mining code. Judgment exists in assessing recovery of this amount.

The loan to SOKIMO bears interest at 8%. The loan and interest will be repaid through future dividends.

The hire purchase loans, receivable from a contractor, bear interest at the aggregate of 10% and the Federal Reserve Rate of 0.75%. The hire purchase loans are repayable over 3 years.

The balance of “other loans” includes a loan to Randgold Resources Limited of $ Nil (2014: $ 0.1 million) (2013: $0.3 million) and a loan to KGL Isiro SARL of $ Nil million (2014: $ 2.3 million) (2013: $ 0.2 million), these loans have no terms of repayment.

All non-current receivables are due after 12 months.

12. INVENTORIES AND ORE STOCKPILES

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

Consumables stores	45,167	48,441	33,024
Ore stockpiles	70,874	77,398	72,492
Gold in process	5,719	8,487	6,889
	121,760	134,326	112,405
Less: Non-current portion
Ore stockpiles	43,162	72,594	-

Current portion	78,598	61,732	112,405

All inventory and ore stockpiles are stated at the lower of cost or net realizable value.

Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

13. AVAILABLE-FOR-SALE FINANCIAL ASSET

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Balance at the beginning of the year	74	146	945
Fair value movement recognized in
other comprehensive income	(20)	(11)	(755)
Exchange differences	(9)	(61)	(44)
Balance at the end of the year	45	74	146

14. CASH AND CASH EQUIVALENTS

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Cash at bank and in hand (excluding
Bank overdrafts)	21,373	20,908	4,681

15. SHARE CAPITAL AND PREMIUM

The total authorized number of ordinary shares is 10,000 (2014: 10,000) (2013: 10,000) for the total value of $10,000 (2014: $10,000) (2013: $10,000). All issued shares are fully paid. The total number of issued shares at December 31, 2015 was 4,620 shares (2014: 4,620) (2013: 4,428).

Randgold Resources Limited (Randgold) and AngloGold Ashanti Limited (AngloGold Ashanti) are joint venture partners and shareholders of Kibali (Jersey) Limited, having acquired all 4,620 outstanding ordinary shares.

Refer to the Statement of Changes in Equity on page F-50 for more detail on the annual movement of share capital and share premium.

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Movement in the number of ordinary shares outstanding:
Balance at the beginning of the year	5	4	3
Shares issued	-	1	1
Balance at the end of the year	5	5	4

16. NON-CONTROLLING INTEREST

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

Balance at the beginning of the year	25,522	18,274	14,870
Non-controlling interest in results of
Kibali Goldmines SA	2,102	7,248	3,404
Balance at the end of the year	27,624	25,522	18,274

The non-controlling interest represents the 10% interest SOKIMO has in Kibali, which is a subsidiary of Kibali (Jersey) Limited.

17. LOANS AND BORROWINGS

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Non-current
Finance lease liability (note 20)	51,530	54,917	53,013
Loan – Randgold (note 27)	217	216	216
Loan – Société des Mines de Tongon SA (note 27)	-	-	178
Loan – Société des Mines de Loulo SA (note 27)	-	-	23
	51,747	55,133	53,430
Current
Finance lease liability (note 20)	8,223	6,023	4,736
Loan – Randgold (note 27)	1,585	1,976	864
	9,808	7,999	5,600
Total loans and borrowings	61,555	63,132	59,030

Finance lease liability

The finance lease liability is due to KAS in respect of the equipment which has been transferred to the group under an installment sale agreement. The finance lease liability is interest bearing at 8% and is to be reduced by rental payments monthly as agreed in the installment sale agreement. The finance lease is secured by the leased assets. Refer to note 8.

Loan – Randgold

Randgold, a joint venture partner and operator of the Kibali gold mine, incurs management fees and other expenses as part of its role as operator of the mine on behalf of the Kibali (Jersey) Limited group. The loan bears no interest and is repayable on a monthly basis. The non-current portion bears no interest and is due for repayment in greater than one year.

18. PROVISION FOR REHABILITATION

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Balance at the beginning of the year	15,341	8,210	4,652
Unwinding of discount	384	205	116
Change in estimates	(192)	6,926	3,442
Balance at the end of the year	15,533	15,341	8,210

The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 2.25% (2014: 2%) (2013: 2.5%) per annum, being an estimate equivalent to the risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. The estimated cash costs of rehabilitation are risk adjusted. Management have based the provision for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the estimate of its ultimate rehabilitation liability could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its property. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provision for rehabilitation is adequate. The current Life of Mine (LOM) plan envisages the majority of the expected outflow to occur at the end of the LOM which, at the date of these accounts, is 2031 for the Kibali gold mine.

19. TRADE AND OTHER PAYABLES

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Trade payables	61,193	49,053	13,723
Payroll and other compensations	2,240	2,075	1,734
Bank account in overdraft	7,346	-	-
Accruals and other payables	46,304	60,438	75,669
	117,083	111,566	91,126

Accruals and other payables include retention, in respect of contracts with suppliers, amounts of $16.0 million (2014: $18.6 million) (2013: $17.1 million).

Trade and other payables are all due within a 120 days maximum.

20. LEASES

The finance lease liability recognized is in respect of mining vehicles which have been used in excavation and hauling of waste rock and ore under an installment sale agreement.

The lease liability is effectively secured as the rights to the leased asset revert to the lessor in the event of default.

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

Gross finance lease liabilities – minimum lease payments:
No later than 1 year	12,100	10,249	9,176
Later than 1 year and no later than 5 years	52,968	40,135	35,968
Later than 5 years	13,381	32,531	36,186
Future finance charges	(18,696)	(21,975)	(23,581)
Present value of the finance lease liability	59,753	60,940	57,749

No later than 1 year	8,223	6,023	4,736
Later than 1 year and no later than 5 years	38,858	26,390	22,399
Later than 5 years	12,672	28,527	30,614
	59,753	60,940	57,749

21. SEGMENTAL INFORMATION

Operating segments have been identified on the basis of internal reports about components of the group that are regularly reviewed by the group’s chief operating decision maker. The operating segments included in the internal reports are determined on the basis of their significance to the group. In particular, the operating mine is reported as a separate segment. KAS joint venture is included within the corporate segment. The group’s chief operating decision maker is considered by management to be the board of directors. An analysis of the group’s business segments, excluding intergroup transactions, is set out below. Major customers are not identifiable because all gold is sold to an agent.

Country of operation	DRC	Jersey
			Intercompany
$000	Kibali	Corporate	eliminations	Total
Year ended December 31, 2015
Profit and loss
Total revenue	747,272	-	-	747,272
Mining and processing costs excluding depreciation	(358,872)	-	669	(358,203)
Depreciation and amortization	(160,900)	(2,055)	(29,554)	(192,509)
Mining and processing costs	(519,772)	(2,055)	(28,885)	(550,712)
Royalties	(30,196)	-	-	(30,196)
Exploration and corporate expenditure	(4,211)	(4,037)	-	(8,248)
Other (expenses)/income	(2,861)	161	967	(1,733)
Finance costs	(149,710)	-	144,334	(5,376)
Finance income	1,245	14,750	(11,177)	4,818
Profit before income tax	41,767	8,819	105,239	155,825
Income tax expense	(20,750)	-	2,910	(17,840)
Net profit	21,017	8,819	108,149	137,985

Country of operation	DRC	Jersey
			Intercompany
$000	Kibali	Corporate	eliminations	Total
Capital expenditure	274,952	2,145	-	277,097
Total assets	2,713,792	6,572,090	(6,251,120)	3,034,762
Total liabilities	(2,654,254)	(3,197,100)	5,607,776	(243,578)

Year ended December 31, 2014
Profit and loss
Total revenue	650,283	-	-	650,283
Mining and processing costs excluding depreciation	(272,743)	-	-	(272,743)
Depreciation and amortization	(108,668)	(2,270)	(28,760)	(139,698)
Mining and processing costs	(381,411)	(2,270)	(28,760)	(412,441)
Royalties	(23,321)	-	-	(23,321)
Exploration and corporate expenditure	(4,461)	(1,720)	32	(6,149)
Other (expenses)/income	(4,121)	1,133	-	(2,988)
Finance costs	(123,486)	-	118,531	(4,955)
Finance income	1,125	14,402	(11,178)	4,349
Profit before income tax	114,608	11,545	78,625	204,778
Income tax expense	(42,132)	-	(2,906)	(45,038)
Net profit	72,476	11,545	75,719	159,740
Capital expenditure	404,630	674	-	405,304
Total assets	2,570,317	6,264,762	(5,885,896)	2,949,183
Total liabilities	(2,516,671)	(3,001,045)	5,288,588	(229,128)

Year ended December 31, 2013
Profit and loss
Total revenue	109,229	-	-	109,229
Mining and processing costs excluding depreciation	(38,112)	-	90	38,022
Depreciation and amortization	(14,670)	(193)	-	(14,863)
Mining and processing costs	(52,782)	(193)	90	(52,885)
Royalties	(2,765)	-	-	(2,765)
Exploration and corporate expenditure	(3,325)	(107,979)	105,393	(5,911)
Other (expenses)/income	733	6,298	(4,585)	2,446
Finance costs	(25,535)	(1)	24,284	(1,252)
Finance income	931	125,901	(122,866)	3,966
Profit/(loss) before income tax	26,486	24,026	2,316	52,828
Income tax expense	4,739	-	-	4,739
Net profit/(loss)	31,225	24,026	2,316	57,567
Capital expenditure	746,661	1,523	-	748,184
Total assets	2,160,846	5,884,188	(5,429,084)	2,615,950
Total liabilities	(2,179,676)	(2,890,543)	4,911,732	(158,487)

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

Foreign exchange and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro, British pound, South African rand, Congolese Franc and Australian dollar). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks and none existed in 2015, 2014 or 2013. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2015, 2014 and 2013. Gold sales are made in US dollars and do not expose the group to any currency fluctuation risk. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Level of exposure of foreign currency risk carrying value of foreign currency balances. Cash and cash equivalents includes balances denominated in:
• Congolese Franc (CDF)	71	11	71
• Euro (EUR)	47	95	71
• South African rand (ZAR)	17	22	217
• British pound (GBP)	4	3	82
• Australian Dollar (AUD)	363	397	407

Trade and other receivables includes balances denominated in:
• Congolese Franc (CDF)	-	217	-
• Euro (EUR)	306	340	-
• South African rand (ZAR)	298	50	3,997
• British pound (GBP)	1	4	-
• Australian Dollar (AUD)	-	29	34

Trade and other payables includes balances denominated in:
• Euro (EUR)	(772)	(840)	(2,628)
• South African rand (ZAR)	(2,567)	(6,080)	(7,486)
• British pound (GBP)	(3)	(342)	(125)
• Australian Dollar (AUD)	(191)	(99)	(454)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments. Exposure to CFA, AUD and GBP has not been sensitized as their values are trivial.

	Closing	Effect of 10%
	exchange	strengthening of $ on net
	rate	earnings and equity ($000)
At December 31, 2015
• Euro (EUR)	0.91525	(47)
• South African rand (ZAR)	15.45369	(204)

At December 31, 2014
• Euro (EUR)	0.82262	(376)
• South African rand (ZAR)	11.6017	(703)

At December 31, 2013
• Euro (EUR)	0.7255	(256)
• South African rand (ZAR)	10.466	(327)

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

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short term cash investments, interest receivable on hire purchase loans and interest payable on financing activities, giving rise to interest rate risk. The group funds working capital and capital expenditure requirements with operating cash flow. The drawdowns of any funds are subject to the approval of the Annual budget and Business plan by the board of directors.

The group has in the past been able to actively source financing through shareholder loans. The finance lease entered into bears a fixed rate of interest.

The directors believe that the working capital resources, by way of internal sources and banking facilities, are sufficient to the group’s currently foreseeable future business requirements.

		Effective
		rate for
		the year
	Amount	%
Cash and cash equivalents:
All less than 90 days	21,373	0.09

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in the DRC. The gold produced is sold to the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not a financial asset for IFRS 7, included in receivables is a TVA balance of $ 137 million (2014: $112 million; 2013: $81 million) (refer note 11) that was past due but not impaired, given the receipts obtained during the year and assessments set out in note 2. This can hold some credit risk for the group.

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

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Capital risk management
Total borrowings (note 17 and 19)	178,638	174,698	150,156
Less: cash and cash equivalents (note 14)	(21,373)	(20,908)	(4,681)
Net debt	157,265	153,790	145,475
Total equity	2,791,184	2,720,055	2,457,463
Total capital	2,948,449	2,873,845	2,602,938
Gearing ratio	5%	5%	6%

Maturity analysis

The following table analyzes the group’s financial liabilities into the relevant maturity groupings based on the remaining period from the Statement of Financial Position to the contractual maturity date.

	Trade and other payables	Borrowings	Expected Future interest payments

At December 31, 2015
Financial liabilities
Within 1 year in demand	117,083	9,808	2,461
Later than 1 year and no later than 5 years	-	39,075	12,430
After 5 years	-	12,672	3,805
Total	117,083	61,555	18,696
At December 31, 2014
Financial liabilities
Within 1 year in demand	111,566	7,999	4,531
Later than 1 year and no later than 5 years	-	26,606	13,325
After 5 years	-	28,527	4,119
Total	111,566	63,132	21,975
At December 31, 2013
Financial liabilities
Within 1 year in demand	91,126	5,600	4,440
Later than 1 year and no later than 5 years	-	22,816	13,569

	Trade and other payables	Borrowings	Expected Future interest payments
After 5 years	-	30,614	5,572
Total	91,126	59,030	23,581

23. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the carrying amounts and the fair values of the group’s financial instruments outstanding at December 31, 2015, 2014 and 2013. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

		Carrying
		amount	Fair Value
As at December 31, 2015
Categorized as level 1¹
Available-for-sale financial asset	Available for sale	45	45

As at December 31, 2014
Categorized as level 1¹
Available-for-sale financial asset	Available for sale	74	74

As at December 31, 2013
Categorized as level 1¹
Available-for-sale financial asset	Available for sale	146	146

¹Level 1: fair values are derived from quoted market prices for identical assets from an active market for which an entity has immediate access.

No derivative financial instruments currently exist.

Estimation of fair values

Trade and other receivables, trade and other payables, cash and cash equivalents, bank overdrafts, loans to and from related parties

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments or their interest bearing nature.

Long term and short term borrowings

The carrying amount is a reasonable estimate of the fair value because of the short maturity of such instruments, interest bearing nature and other terms of the agreement.

24. CASH FLOW FROM OPERATING ACTIVITIES

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

Profit before income taxation	155,825	204,778	52,828
Adjustments for:
Interest received	(4,818)	(4,349)	(3,966)
Finance cost	4,992	4,750	1,136
Share of profits of equity accounted joint venture	(268)	(155)	(136)
Depreciation and amortization	192,509	139,698	21,542
Capitalized depreciation	-	-	(6,679)
Recycling of permanent losses on available-for-sale asset	3,144	-	-
Unwinding of rehabilitation provision	384	205	116
	351,768	344,927	64,841
Effects of changes in operating working capital items
- Receivables	(7,112)	(30,848)	(74,830)
- Inventories	12,565	(21,920)	(106,670)
- Trade and other payables	19,783	37,485	45,434
Cash generated from/(used in) operations	377,004	329,644	(71,225)

Non-cash items include a finance lease liability movement of $1.2 million (2014: $3.2 million) (2013: $4.7 million), finance lease assets movement of $4.3 million (2014: $8.2 million) (2013: $4.3 million) and changes in rehabilitation provision estimates of $0.0 million (2013: $7.1 million) (2013: $3.4 million).

25. COMMITMENTS AND CONTINGENT LIABILITIES

Capital expenditure contracted for at statement of financial position date but not yet incurred is:

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Property, plant and equipment	27,385	35,872	32,931

26. INVESTMENT IN JOINT VENTURE

Set out below is the summarized financial information for KAS which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

Summarized statement of financial position
Current assets
Cash and cash equivalents	1,222	789	5,512
Other current assets (excluding cash)	10,584	8,151	7,899
Total current assets	11,806	8,940	13,411

Other current liabilities (including trade payables)	(1,653)	(2,452)	(15,445)
Total current liabilities	(1,653)	(2,452)	(15,445)

Non-current
Assets	51,718	55,692	53,447
Financial liabilities	(61,295)	(62,140)	(51,383)
Net assets	576	40	30

Summarized statement of comprehensive income
Operating profit	234	-	-
Interest income	4,802	4,733	4,500
Interest expense	(4,500)	(4,423)	(4,227)
Profit and total comprehensive income for the period	536	310	273

Dividends received from joint venture	-	300	350

Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in KAS joint venture
Opening net assets January 1	40	30	107
Profit for the period	536	310	273
Dividends received	-	(300)	(350)
Closing Net assets	576	40	30
Interest in joint venture at 50.1%	289	20	15

Funding classified as long term debt by joint venture recorded in ‘other investments in joint ventures’	31,086	31,516	29,076
Carrying value	31,375	31,536	29,091

The loan to KAS bears interest at 8% and has no fixed repayment terms. Joint control is provided through a joint venture agreement.

27. RELATED PARTIES AND RELATED PARTY TRANSACTIONS

Related parties	Nature of relationship
Randgold	Ultimate Joint Venture partner
AngloGold Ashanti	Ultimate Joint Venture partner
AngloGold Ashanti Holdings plc	Joint Venture partner
Randgold Resources (Kibali) Limited	Joint Venture partner
Randgold Resources Congo SPRL	Entity under common control (subsidiary of Randgold)
Société des Mines de Loulo SA	Entity under common control (subsidiary of Randgold)
Société des Mines de Tongon SA	Entity under common control (subsidiary of Randgold)
Rand Refinery (Pty) Limited	Associate of AngloGold Ashanti
SOKIMO	Government interest in Kibali
KAS 1 Limited	Joint Venture
Isiro (Jersey) Limited	Joint Venture of Randgold
KGL Isiro SARL	Subsidiary of Isiro (Jersey) Limited

$000	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013

Related party transactions
Management fee paid to Randgold	4,265	4,232	4,172
Gold sales to Rand Refinery (Pty) Limited	747,272	650,283	109,229
Interest received from SOKIMO	1,232	1,118	925
Shareholders interest received from KAS	2,254	2,222	2,113
Interest incurred to KAS on the finance lease liability	4,800	4,711	4,495
Amounts included in trade and other receivables owing by related parties
Rand Refinery (Pty) Limited	850	11,621	17,006
Loan to SOKIMO	16,046	14,814	13,696
Loan to Randgold Resources Congo SPRL	-	340	-
Loan to Randgold	-	137	267
Loan to KGL Isiro SARL	21	2,316	214
Loan to Société des Mines de Loulo SA	3	-	-
Loan to Société des Mines de Tongon SA	3	-	-
Loan to Société des Mines de Gounkoto SA	32	-	-
Amounts included in other investment in joint venture owing by related parties
Loan to KAS	31,086	31,516	29,076
Amounts included in loans and borrowings owing from related parties
Loan from Randgold	(1,802)	(2,192)	(1,080)
Finance lease liability with KAS	(59,753)	(60,940)	(57,749)
Loan from Société des Mines de Loulo SA	-	-	(23)
Loan from Société des Mines de Tongon SA	-	-	(178)

SOKIMO has a 10% interest in Kibali, a subsidiary of the group.

It is the obligation of the joint venture parties, Randgold and AngloGold Ashanti (joint venture partners), to fund Kibali for operating costs, capital costs and other costs in proportion to their respective percentage interests in Kibali. These costs are in accordance with the Kibali Joint Venture Agreement.

The finance lease liability due to KAS is in respect of the equipment which has been transferred to the group under an installment sale agreement. Kibali (Jersey) Limited has a 50.1% shareholding in KAS.

Refer to notes 11 and 17 for the details of loans to and from related parties.

28. SUBSIDIARIES AND TRANSACTIONS WITH NON-CONTROLLING INTERESTS

The consolidated financial statements include the accounts of the company and all of its subsidiaries and jointly controlled entities at December 31, 2015. There has been no change from the prior financial year ended December 31, 2014 (2013: none). The parent company, the principal subsidiaries and their interests are:

			Country of
			incorporation
		% of	and
		interest	residence

Company	Kibali (Jersey) Ltd		Jersey
Subsidiary	Moto Goldmines Ltd	100%	Canada
Subsidiary	Border Energy (Pty) Ltd	100%	Australia
Subsidiary	Border Energy East Africa (Pty) Ltd	100%	Uganda
Subsidiary	Moto (Jersey) 1 Ltd	100%	Jersey
Subsidiary	Kibali 2 (Jersey) Ltd	100%	Jersey
Subsidiary	Kibali Coöperatief U.A	100%	Netherlands
Subsidiary	0858065 B.C. Limited	100%	Jersey
Subsidiary	Moto Goldmines Australia Pty Ltd	100%	Australia
Subsidiary	Kibali Goldmines SA	90%	DRC
Jointly controlled entity	KAS 1 Limited	50.1%	Jersey

29. SUBSEQUENT EVENTS

No significant subsequent events requiring disclosure or adjustment occurred.

30. OTHER INFORMATION

The company is a private company limited by shares, incorporated in Jersey with a registered office at 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2,4WJ, Channel Islands. The company’s principal activity is the operation of the Kibali gold mine in the DRC.

Schedule II – Valuation and Qualifying Accounts

	Balance at beginning of period	Charged to costs and expenses	Amounts written off as uncollectible	Unused amounts reversed	Balance at end of period
Year ended December 31, 2015
Valuation allowance for impaired receivables	-	-	-	-	-
Year ended December 31, 2014
Valuation allowance for impaired receivables	-	-	-	-	-
Year ended December 31, 2013

S-1