Form 20-F
period 2016-12-31
RANDGOLD RESOURCES LTD
filed 2017-03-28
CIK 1175580

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2016, the Registrant had outstanding 93,803,752 ordinary shares, par value $0.05 per share.

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

Alteration:	The chemical change in a rock due to hydrothermal and other fluids.

Archaean:	A geological eon before 2.5 Ga.

Arsenopyrite:	An iron arsenic sulfide mineral.

Assay:	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

BCM:	A measure of volume representing a cubic meter of in-situ rock.

Birimian:	Geological time era, about 2.1 billion years ago.

Breccia:	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Carbonate:	A mineral salt typically found in quartz veins and as a product of hydrothermal alteration of sedimentary rock.

Clastic:	Rocks built up of fragments of pre-existing rocks which have been produced by the processes of weathering and erosion.

Concentrate:	A fine, powdery product of the milling process containing a high percentage of valuable metal.

Cut-off grade:	The lowest grade of material that can be mined and processed considering all applicable costs, without incurring a loss or gaining a profit.

Cyanidation:	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving it in a weak cyanide solution. Carried out in tanks inside a mill or in heaps of ore outside.

Decline:	A sloping underground opening for machine access from level to level or from surface, also called a ramp.

Development:	Underground work carried out for the purpose of opening up a mineral deposit which includes shaft sinking, crosscutting, drifting and raising.

Diamond Drilling (DDH):	A rotary type of rock drilling that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter.

Dilution (mining):	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

Dip:	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

EEP:	Exclusive exploration permit.

EP:	Exploitation permit.

Exploration:	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Fault:	A break in the Earth’s crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Feasibility Study:	A comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Feldspar:	An alumino-silicate mineral.

g/t:	Grams of gold per metric tonne.

Gabbro:	A dark, coarse-grained igneous rock.

Gneiss:	A coarse-grained, foliated rock produced by metamorphism.

Gold sales:	Represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of such contracts.

Grade:	The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per tonne of ore.

Granite:	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.

Greenstone belt:	An area underlain by metamorphosed volcanic and sedimentary rocks, usually in a continental shield.

Greywacke:	A dark gray, coarse grained, indurated sedimentary rock consisting essentially of quartz, feldspar, and fragments of other rock types.

Hangingwall:	The rock on the upper side of a vein or ore deposit.

Head grade:	The grade of the ore as delivered to the metallurgical plant.

Hematite:	An oxide of iron, and one of that metal’s most common ore minerals

Hydrothermal:	Relating to hot fluids circulating in the earth’s crust.

Kibalian:	A geological time era between 2.4 billion to 2.8 billion years before the present.

Lode:	A portion of a mineral deposit in solid rock.

Logging:	The process of recording geological observations of drill core either on paper or on computer disk.

Lower proterozoic:	Era of geological time between 2.5 billion and 1.8 billion years before the present.

Magnetite:	Black, magnetic iron ore, an iron oxide.

Measures:	Conversion factors from metric units to US units are provided below:

Metric Unit		US Equivalent

1 tonne	= 1 t	1.10231 tons
1 gram	= 1 g	0.03215 ounces
1 gram per ton	= 1 g/t	0.02917 ounces per ton

Metric Unit		US Equivalent

1 kilogram per ton	= 1 kg/t	29.16642 ounces per ton
1 kilometer	= 1 km	0.621371 miles
1 meter	= 1 m	3.28084 feet
1 centimeter	= 1 cm	0.3937 inches
1 millimeter	= 1 mm	0.03937 inches
1 square kilometer	= 1 sq km	0.3861 square miles

Mill delivered tonnes:	A quantity, expressed in tonnes, of ore delivered to the metallurgical plant.

Milling/mill:	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore/a revolving drum used for the grinding of ores in preparation for treatment.

Mineable:	That portion of a mineralized deposit for which extraction is technically and economically feasible.

Mineralization:	The presence of a target mineral in a mass of host rock.

Mineralized material:	A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. A deposit of mineralized material does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Moz:	Million troy ounces.

Mt:	Million metric tonnes.

Open pit:	A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

Ore:	A mixture of ore minerals and gangue from which at least one of the metals can be extracted at a profit.

Orebody:	A natural concentration of valuable material that can be extracted and sold at a profit.

Ounce:	One troy ounce, which equals 31.10348 grams.

Outcrop:	An exposure of rock or mineral deposit that can be seen on surface that is, not covered by soil or water.

Paste Backfill:	A backfill method for filling open stopes that uses cement and tailings material.

Prefeasibility Study:	A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic, social and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral material may be classified as a mineral reserve.

Probable reserves:	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Prospect:	An area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

Proven reserves:	Reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Pyrite:	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold”.

Quartz:	A mineral compound of silicon and oxygen.

Quartzite:	Metamorphic rock with interlocking quartz grains displaying a mosaic texture.

Reconnaissance:	A preliminary survey of ground.

Refining:	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

Rehabilitation:	The process of restoring mined land to a condition approximating its original state.

Reserve:	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Sampling:	Selecting a fractional but representative sample for analysis.

Satellite deposit:	A smaller subsidiary deposit proximal to a main deposit.

Sedimentary:	Pertaining to or containing sediment. Used in reference to rocks which are derived from weathering and are deposited by natural agents, such as air, water and ice.

Shaft:	A vertical or inclined excavation in rock for the purpose of providing access to an orebody. Usually equipped with a hoist at the top, which lowers and raises a conveyance for handling ore, workers or materials.

Shear zone:	A zone in which shearing has occurred on a large scale.

Silica:	Silicon dioxide. Quartz is a common example.

Slag:	The vitreous mass separated from the fused metals in the smelting process.

Stockpile:	Broken ore heaped on surface, pending treatment.

Stope:	An excavation in a mine from which ore is, or has been, extracted.

Strike length:	The direction and length of a geological plane.

Stripping:	The process of removing overburden to expose ore.

Sulfide:	A mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite or iron sulfide. Also a zone in which sulfide minerals occur.

Sump:	An excavation where water accumulates before being pumped to surface.

Tailings:	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

Tonnage:	Quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Tonne:	One tonne is equal to 1,000 kilograms (also known as a “metric” ton).

Total cash costs:	Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, and royalties. Total cash costs exclude costs associated with capitalized stripping activities.

Trend:	The direction, in the horizontal plane, of a linear geological feature, such as an ore zone, or a group of orebodies measured from true north.

TSF:	Tailings Storage Facility.

Vein:	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

Volcaniclastic:	Where volcanic derived material has been transported and reworked through mechanical processes.

Volcanisedimentary:	Where volcanic and sedimentary material have been transported and reworked through mechanical processes.

Waste:	Rock mined with an insufficient gold content to justify processing.

Weathered or weathering:	Rock broken down by surface elements of temperature and water.

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

Unless the context otherwise requires, “Morila” refers to Société des Mines de Morila SA, “Loulo” refers to Société des Mines de Loulo SA, “Gounkoto” refers to Société des Mines de Gounkoto SA, “Tongon” refers to Société des Mines de Tongon SA, “Kibali” refers to Kibali Goldmines SA and “Massawa” refers to the Massawa project.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. SELECTED FINANCIAL DATA

The following selected historical consolidated financial data has been derived from, and should be read in conjunction with, the more detailed information and financial statements, including our audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 and as at December 31, 2016 and December 31, 2015, which appear elsewhere in this Annual Report. The historical consolidated financial data as at December 31, 2014, 2013 and 2012, and for the years ended December 31, 2013 and 2012 have been derived from our audited consolidated financial statements not included in this Annual Report.

The financial data have been prepared in accordance with IFRS, unless otherwise noted.

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
$000:
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME DATA:
Amounts in accordance with IFRS unless otherwise stated
Revenues	1,200,777	1,001,420	1,086,756	1,137,690	1,183,127
Share of profits of equity accounted joint ventures	17,299	77,303	75,942	54, 257	40, 927
Net profit	294,221	212,775	271,160	325,747	510,782
Net profit attributable to owners of the parent	247,474	188,677	234,974	278,382	431,801
Basic earnings per share ($)	2.64	2.03	2.54	3.02	4.70
Diluted earnings per share ($)	2.61	2.01	2.51	2.98	4.65
Weighted average number of shares used in computation of basic earnings per share	93,644,110	93,093,692	92,603,191	92,213,511	91,911,444
Weighted average number of shares used in computation of fully diluted earnings per share	94,793,842	93,093,803	93,513,661	93,346,109	92,824,926
Other data
Total cash costs ($ per ounce sold) [2]	639	679	698	715	735
Dividends declared per share[1]	0.66	0.60	0.50	0.50	0.40

[1]	Dividend distribution to the company’s shareholders is recognized as a liability in the group’s financial statements in the period in which the dividends are approved by the board of directors and declared to shareholders.
[2]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” below.

Following the introduction and adoption of IFRS 11 Joint arrangements in 2013, the group changed its accounting policy on joint ventures from January 1, 2013 with prior period 2012 restated accordingly (refer to the 2013 Annual Report on Form 20-F).

	At December 31, 2016	At December 31, 2015	At December 31, 2014	At December 31, 2013	At December 31, 2012
$000:
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA:
Amounts in accordance with IFRS
Total assets	4,040,958	3,737,320	3,533,083	3,376,513	3,008,891
Total long term obligations	100,606	85,894	88,585	80,564	85,179
Share capital	4,690	4,662	4,634	4,612	4,603
Share premium	1,537,326	1,493,781	1,450,984	1,423,513	1,409,144
Retained earnings	1,893,542	1,708,151	1,575,518	1,386,518	1,154,273
Other reserves	63,141	67,005	67,254	64,398	50,994
Equity attributable to the owners of the parent	3,498,699	3,273,599	3,098,090	2,879,041	2,619,014
Non-controlling interests	253,258	218,706	204,864	178,813	158,673
Total equity	3,751,957	3,492,305	3,302,954	3,057,854	2,777,687

Non-GAAP information

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, and royalties. Total cash costs exclude costs associated with capitalized stripping activities. Total cash costs and cash cost per ounce also include the company’s share of equity accounted joint ventures’ total cash costs and cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other IFRS measures. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortization would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

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

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

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

$000:	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Gold Sales
Gold sales per IFRS	1,200,777	1,001,420	1,086,756	1,137,690	1,183,127
Gold sales adjustment for joint ventures	345,253	393,469	348,117	129,022	134,703
Gold sales[2]	1,546,030	1,394,889	1,434,873	1,266,712	1,317,830
Costs
Mine production costs	461,522	498,779	525,909 [3]	538,892 [3]	441,049 [3]
Depreciation and amortization	175,343	150,902	146,762	130,638	117,991
Other mining and processing costs	60,141	60,007	64,762	61,319	75,770
Cash cost adjustment for joint ventures	197,153	195,105	169,260	49,055	50,511
Depreciation and amortization adjustment for joint ventures	116,949	105,677	86,183	19,322	13,750
Royalties	62,377	51,673	56,490	58,415	59,710
Movement in production inventory and ore stockpiles	13,239	17,109	24,665	(49,730)	(43,716)
Total cost of producing gold	1,086,724	1,079,252	1,024,701	807,911	715,065
Less: Non-cash costs included in total cost of producing gold: Depreciation and amortization under IFRS	(175,343)	(150,902)	(146,762)	(130,638)	(117,991)
Less: Non-cash costs included in total cost of producing gold: Depreciation and amortization for joint ventures	(116,949)	(105,677)	(86,183)	(19,322)	(13,750)
Total cash costs using the Gold Institute’s guidance[2]	794,432	822,673	791,756	657,951	583,324
Ounces sold[1]	1,242,366	1,210,844	1,134,941	920,248	793,852
Total cost of producing gold per ounce ($ per ounce)	875	891	903	878	901
Total cash costs per ounce ($ per ounce) [2]	639	679	698	715	735

[1]	40% share of Morila, 45% share of Kibali and 100% share of Loulo, Tongon and Gounkoto
[2]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures.
[3]	Comparative figures for 2014, 2013 and 2012 excluded transport and refining costs from mine production costs and disclosed such costs separately. Given its immateriality, it has been included in mine production costs in 2015 and 2016. Transport and refining costs total $2.9 million for 2016 (2015: $2.9 million; 2014: $3.0 million; 2013: $2.7 million; 2012: $2.7 million) and are now included in mine production costs.

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

	Price Per Ounce ($)
Year	High	Low	Average
2007	841	608	695
2008	1,011	712	871
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,571
2012	1,792	1,540	1,669
2013	1,694	1,192	1,411
2014	1,385	1,142	1,266
2015	1,296	1,049	1,160
2016	1,366	1,061	1,249
2017 (through February 28)	1,260	1,162	1,214

The market price of gold has been and continues to be significantly volatile. In 2016, there was an 8% increase in the average gold price. If gold prices should fall below and remain below our cost of production for any sustained period we may experience losses, and if gold prices should fall below our cash costs of production we may be forced to re-plan and mine higher grade ore which will have a negative impact on our reserves and life of mine plans. Low gold prices for an extended period could result in us having to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover from any losses we may incur during that period and on our ability to maintain adequate reserves. Our total cash cost of production per ounce of gold sold was $639 in the year ended December 31, 2016, $679 in the year ended December 31, 2015, and $698 in the year ended December 31, 2014.

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

We are subject to risks associated with operating gold mines in Mali. In 2016, gold produced in Mali represented approximately 58% of our consolidated group gold production, including joint ventures. On March 21, 2012, Mali was subject to an attempted coup d’état that resulted in the suspension of the constitution, the partial closing of the borders and the general disruption of business activities in the country. The supply of consumables to our mines in Mali was temporarily interrupted as a result of the political situation. The borders were reopened shortly after these events and an interim government was installed within a month. In January 2013, following military conflicts with terrorist insurgents, the Malian State requested the assistance of the French Government to assist the Malian army to repel the insurgents who had been occupying parts of the north of the country and beginning to move towards the southern part of the country. During 2013, French and other foreign troops occupied the northern part of the country to assist the Malian State in maintaining control of this region and presidential and parliamentary elections took place during the middle of 2013. During 2015, a number of attacks by insurgents took place. Despite a peace agreement reached in June 2015 between the Malian government and secular armed groups, the growing presence of armed groups in northern and central Mali and bouts of violence have continued. In July 2016, Mali extended the country’s state of emergency after a series of deadly attacks. Although we have continued to produce and sell gold throughout this period, there can be no assurance that the political or security situation will not disrupt our ability to continue gold production, or our ability to sell and ship our gold from our mines in Mali. Furthermore, there can be no assurance that the political and security situation in Mali will not have a material adverse effect on our operations and financial condition.

Our business and results of operations may be adversely affected if the State of Mali and the State of Democratic Republic of Congo (DRC) fail to repay Value Added Tax (TVA), owing to the Loulo, Morila, Gounkoto and Kibali mines.

Our mining companies operating in Mali are exonerated by their Establishment Conventions from paying TVA for the three years following first commercial production. After that, TVA is payable and reimbursable. During 2015 and 2016 Loulo and Morila have offset TVA reimbursements they were owed against corporate and other taxes payable to the State of Mali under the terms of their legally binding mining conventions. The amount of TVA owed by the State of Mali to Loulo has decreased in recent years to $85.7 million at December 31, 2015 and $61.6 million at December 31, 2016. As of December 31, 2015 and December 31, 2016, TVA owed by the State of Mali to Morila amounted to $6.3 million (our 40%) and $5.0 million (our 40%), respectively. As of December 31, 2015 and December 31, 2016, TVA refunds of $17.2 million and $26.2 million, respectively, remained owing to Gounkoto by the State of Mali.

By December 31, 2015 and December 31, 2016, TVA owing to Kibali by the DRC State amounted to $61.8 million (our 45%) and $59.0 million (our 45%), respectively. Kibali has received TVA refunds during the year, but the process has been slower than set out by law, due to additional administrative requirements imposed by the relevant State departments, and national budget constraints. In addition, the TVA balances owed to Kibali are denominated in Congolese francs. In the second half of 2016, the Congolese franc depreciated sharply relative to the dollar resulting in a $16.3 million foreign exchange loss (our share) recognized during 2016.

Our business, cash flow and results of operations will be adversely affected to the extent the TVA amounts owing to the group are not paid.

Our business may be adversely affected if we fail to resolve disputed tax claims with the State of Mali.

As at December 31, 2016, the group is in receipt of claims for various taxes from the State of Mali totaling $122.7 million ($280.0 million as at December 31, 2015), in particular with respect to the Loulo, Gounkoto and Morila mines. Overall claims have decreased by $157.3 million during the year, substantially representing foreign exchange movements, the settlement of $27.3 million in August 2016, the outcome of the arbitral tribunal decision referred to below, and the re-assessment of some of the claims. In June 2016, the International Center for Settlement of Investment Disputes’ (ICSID) arbitral tribunal issued its final and binding award, resulting in Loulo being awarded $29.2 million in principal (together with an award for costs and interest) from the State of Mali, for monies found by the ICSID arbitral tribunal to have been wrongfully taken by the State of Mali through TVA credits. This amount was subsequently paid by the State of Mali during the third quarter of 2016.

The arbitration proceedings, which commenced in 2013, were based on the provisions of the establishment convention between Loulo and the State of Mali for the exploration, exploitation and management of the Loulo gold mine. The establishment convention provides for a stabilized tax regime. The arbitration, however, related to only a portion of the various tax claims which have been received from the State of Mali in respect of our Mali operations. Payments totaling $27.3 million were made against a portion of these claims during the third quarter. Having taken professional advice, the group considers material elements of the outstanding claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims. Loulo, Gounkoto and Morila each have legally binding establishment conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues, but further arbitration may be necessary if a resolution is not otherwise reached. During the third quarter, the group received payment demands for these disputed amounts, and while it was engaged with the authorities on these demands, its office in Bamako was closed by the authorities but subsequently reopened in October. During October 2016, the group paid tax advances to the State of Mali in the amount of $25.0 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which are not legally due will be refunded. If for any reason these disputed tax claims become due and payable the results of Morila, Gounkoto and Loulo’s operations and financial position would be adversely affected, as would be their ability to pay dividends to their shareholders. Accordingly, our business, cash flows and financial condition will be adversely affected if anticipated dividends are not paid.

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

In addition, our ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Mining operations should be designed to minimize the negative impact on such communities and the environment, for example, by modifying mining plans and operations or by relocating those affected to an agreed location. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon our financial condition and operations. We seek to promote improvements in health and safety, environmental performance and community relations. However, our ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well-being of our employees, the environment or the communities in which we operate.

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

During 2016, the average price of our landed fuel was lower than 2015. In the year ended December 31, 2016, the cost of fuel and other power generation costs comprised approximately 16% of our operating costs (2015: 18%; 2014: 23%).

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

The use of mining contractors at our operations may expose our operations to delays or suspensions in mining activities.

Mining contractors are used at Tongon, Gounkoto, Kibali and Morila to mine and deliver ore to processing plants and at Kibali to develop the underground mine. As a result of our use of mining contractors, our operations are subject to a number of risks, some of which are outside our control, including:

•	Negotiating agreements with contractors on acceptable terms;

•	The inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;

•	Reduced control over those aspects of operations which are the responsibility of the contractor;

•	Failure of a contractor to adhere to its obligations and perform under its agreement;

•	Interruption of operations or increased costs in the event that a contractor ceases its business due to insolvency or other unforeseen events;

•	Failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and

•	Problems of a contractor with managing its workforce, labor unrest or other employment issues.

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

At Massawa (Senegal), a technical and financial study was completed on the open pit enabling us to declare mineral reserves in 2010. In 2012 it was decided to focus on understanding the geological and metallurgical controls of the project. An updated technical and financial study was completed at the end of 2016, including both Massawa and the Sofia satellite deposit. The project has still not reached the internal investment hurdle rates required for the decision to construct the project. There can be no assurance that the Massawa project will ultimately result in a new commercial mining operation, or that such new commercial mining operations would be successful.

The feasibility study on Gounkoto super pit was successfully completed at the end of 2016. However, there can be no assurance that the Gounkoto super pit project will not be subject to the risks and uncertainties listed in this section, all of which could have a material adverse effect on our operating results and financial condition.

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

In addition, unforeseen events, including war, terrorism and other international conflicts could disrupt our operations and disrupt the operations of our suppliers. Such events could make it difficult or impossible for us to conduct our mining operations, including delivering our products and receiving materials from suppliers.

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

Moreover, the northeast region of the DRC has undergone civil unrest and instability that could have an impact on political, social or economic conditions in the DRC generally. There has been turmoil in the Eastern DRC, to the south of Kibali, following the defeat of the M23 rebel group in late 2013. In March 2016, certain open pits at Kibali were overrun by artisanal miners (the resolution of which required the involvement of the State security forces), caused unrest in the community and temporarily disrupted the operation of these pits. In late 2016, political tensions arose stemming from a constitutional crisis surrounding the presidency. The government reached an agreement to hold presidential elections before the end of 2017. The failure to secure a peaceful transition of power could lead to armed conflict and pose a significant risk to the country’s stability. A sufficient level of stability and effective national and local administration must be maintained in order for us to continue to operate the Kibali mine. The impact of unrest and instability on political, social or economic conditions in the DRC could result in the impairment of the exploration, development and operations at the Kibali mine.

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

The Kibali mine is located in a remote area of the DRC, which lacks basic infrastructure, including adequate roads and other transport, sources of power, water, housing, food and transport. In order to develop any of the mineral interests, facilities and material necessary to support operations in the remote locations in which they are situated must be established. The remoteness of the mineral interests would affect the potential viability of mining operations, as we would also need to establish substantially greater sources of power, water, physical plant, roads and other transport infrastructure than are currently present in the area. Hydropower stations are utilized at Kibali, which necessarily involve maintaining existing stations and building new hydropower stations and also obtaining certain government licenses relating to their operation. Two of three new hydropower stations have been completed and an additional hydropower station is still to be completed in 2018.

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

Our mines and projects are subject to all of the operating hazards and risks normally incident to exploring for, developing and operating mineral properties and mines, such as:

•	encountering unusual or unexpected formations;

•	environmental pollution or damage;

•	mechanical breakdowns;

•	safety-related stoppages;

•	work stoppages or other disruptions in labor force;

•	disruptions to surrounding communities;

•	electrical power and fuel supply interruptions;

•	unanticipated ground conditions or flooding; and

•	illness, personal injury or threat to personal security.

Historically, the Tongon mine has experienced a series of operational challenges. In 2015 the mine experienced frequent outages of grid power which disrupted the processing plant. The mine continued to engineer out key process deficiencies and improve operator skills and plant maintenance in 2015, and missed its production target by 7%. In the first half of 2016, lower throughput stemmed from 46 days of downtime on one mill as a result of mechanical failures and the subsequent poor repairs to the mill journal and associated replacement of the slipper pads. Following the lower production in the second quarter, the mine revised its 2016 business plan and production target to 260,000oz for the year, which it met. Grid power supply improved during the third quarter of 2016 with no occurrence of long duration power stops, however some voltage spikes and dips still occurred affecting in part both the throughput and stability of the process plant. There can be no assurance that similar operational issues will not happen in the future, or that such events will not adversely affect our results of operations.

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

In 2014 we entered into a $400.0 million unsecured revolving credit facility with HSBC and an extended banking syndicate. If any of the lenders are unable to fulfill their future commitments, our liquidity could be impacted, which could have a material unfavorable impact on our results of operations and financial condition.

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

Some of our operations are located in countries that have and may continue to experience high rates of inflation during certain periods. It is possible that significantly higher future inflation in countries in which we operate may result in increased future operational costs in local currencies. This could have a material adverse effect upon our operations and financial condition.

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

We have been subject to risks associated with operating the Tongon mine in Côte d’Ivoire. Côte d’Ivoire has in prior years experienced political disruptions, including an attempted coup d’état and civil war. In January 2017, soldiers mutinied in Bouake and several other cities, including the economic capital Abidjan, demanding bonuses, better pay and housing and forcing the government into negotiations. On January 26, 2017, a group of employees began an illegal sit-in at the Tongon mine, demanding annual ex gratia payments. The employees who engaged in the sit-in returned to work on February 1, 2017 after management, together with representatives of central and local authorities, negotiated a settlement with them. There can be no assurance that similar events and unrest may not occur in the future which would have a material adverse effect on our gold production and financial results. Our operations and financial conditions could be impacted by future political and economic instabilities.

We may not pay dividends to shareholders in the future.

We paid our tenth dividend to ordinary shareholders in 2016. It is our policy to pay dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors, including capital expenditure. We cannot guarantee that dividends will be paid in the future.

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

We are subject to significant corporate regulation and other corporate governance best practice standards as a public company and failure to comply with all applicable regulations and corporate governance best practice standards could subject us to liability, regulatory penalties and higher compliance costs or negatively affect our share price and reputation.

As a publicly traded company we are subject to a significant body of regulation as well as corporate governance best practice standards advocated by shareholder advisory and other groups. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices in corporate governance and continue to update this program in response to newly implemented or changing regulatory requirements or recommended best practices, there can be no assurance that we are or will be in compliance with all potentially applicable corporate regulations or suggested best practices. For example, there can be no assurance that in the future our management will not find a material weakness in connection with its annual review of our internal control over financial reporting pursuant to Section 404 of the US Sarbanes-Oxley Act of 2002. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. If we must disclose any material weakness in our internal control over financial reporting, our share price could decline. Furthermore, lack of precedent and varying interpretations of any new or changed laws, regulations, and standards may introduce uncertainty regarding and inconsistencies in compliance matters and lead to higher compliance costs. In addition, if we do not adopt current corporate governance best practices advocated by shareholder advisory and other groups, our reputation may be adversely affected.

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

We may experience unforeseen difficulties, delays or costs in successfully implementing our business strategy, including both existing and proposed projects, and any such strategy or project may not result in the anticipated benefits.

Many factors, including those outside our control, affect the success of our business strategy and projects. For example, fluctuations in the market prices of our inputs may adversely affect our management of costs, while unanticipated breakdowns of equipment or challenges in production process may lead to decreased production. The successful implementation of our existing and proposed projects, be they from our existing exploration portfolio or from new business initiatives, as well as the availability of attractive merger and acquisition opportunities, all of which are subject to the operations- and industry-related risks outlined in this section, will affect the continued growth of our business.

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

Artisanal miners are active on, or adjacent to, many of our properties. Artisanal mining is associated with a number of negative impacts, including environmental degradation, human rights abuse and funding of conflict. Additionally, effective local government administration is often lacking in the locations where artisanal miners operate where rapid population growth and the lack of functioning structures can create a complex social and unstable environment. We do not purchase any gold from artisanal miners. There is a misconception that artisanally-mined gold is channeled through large-scale mining operators and such misconceptions have a negative impact on the reputation of the mining industry. The activities of illegal miners could cause damage to our properties, including pollution, underground fires, or personal injury or death. We could potentially be held responsible. Illegal mining and theft could result in lost gold reserves, mine stoppages, and have a material adverse effect on our operations and financial condition.

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

AIDS, Ebola and tropical disease outbreaks pose risks to us in terms of productivity and costs.

The incidence of AIDS in the DRC, Mali, Côte d’Ivoire and Senegal poses risks to us in terms of potentially reduced productivity and increased medical and insurance costs. The prevalence of AIDS in the countries in which we operate and among our workforce could become significant. Significant increases in the incidence of AIDS infection and AIDS-related diseases among members of our workforce in the future could adversely impact our operations and financial condition.

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

The SEC has issued proposed rules which would overhaul the disclosure regime for mining companies required to file periodic reports in the United States.

In June 2016, the SEC proposed rules to modernize disclosures for mining registrants required to file periodic reports in the United States. The proposed rules are intended to align U.S. reporting standards more closely with global regulatory and industry standards such as the Committee for Mineral Reserves International Reporting Standards (CRIRSCO), which has been adopted by a number of jurisdictions around the world. However, these proposed rules may contain inconsistencies with CRIRSCO or other industry standards, which may result in confusion and higher compliance costs. For example, the proposed rule providing that the price used to estimate mineral reserves can be no higher than the average spot price for the

24-month period prior to the end of the fiscal year may be inconsistent with the long-term commodity cycle, which may impede investors’ ability to assess the long-term prospects of the company.

Item 4. Information on the Company

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Randgold Resources Limited was incorporated under the laws of Jersey, Channel Islands in August 1995, to engage in the exploration and development of gold deposits in Sub-Saharan Africa. Our principal executive offices are located at 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ Channel Islands and our telephone number is (00 44) 1534-735-333. Our agent in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

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

We have an 89.7% controlling interest in Tongon, which owns the Tongon mine. The Tongon mine commenced mining in April 2010 and first gold was produced in 2010.

In April 2004, Resolute Mining Limited, or Resolute, acquired the Syama mine from us. The agreement entered into in June 2004 between the parties provides for the payment of a production royalty by Resolute to us relating to Syama’s production equal to $10/oz on the first million ounces produced by Syama and $5/oz on the next 3Moz produced by Syama. This royalty payment is capped at $25.0 million. We received our first royalties in 2009. During 2016, quarterly royalty payments were received from Resolute throughout the year.

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

During November 2009, we completed the sale of our Kiaka gold project to Volta Resources Inc., for CAD$4.0 million in cash and 20 million Volta Resources Inc. shares. During 2010, we sold 15.5 million Volta Resources Inc. shares for a net profit of $19.3 million. In May 2016, we sold our remaining share in B2 Gold Corp, which acquired Volta Resources Inc., for which we received total proceeds of $2.0 million.

We conduct our mining operations through:

•	a 50% joint venture interest in Morila Limited (which in turn owns an 80% interest in the Morila mine);

•	an 80% interest in Loulo;

•	an 80% interest in Gounkoto;

•	an 89.7% interest in Tongon; and

•	a 50% joint venture interest in Kibali (Jersey) Limited (which in turn indirectly owns a 90% interest in the Kibali mine).

We also have an 83.25% interest in the Massawa project.

Principal Capital Expenditure

Capital expenditure incurred for the year ended December 31, 2016 totaled $189.4 million compared to $203.1 million for the year ended December 31, 2015 and $183.8 million for the year ended December 31, 2014. Total group capital expenditure, including its attributable share of joint ventures, is expected to be approximately $300 million in 2017. At Kibali, capital of approximately $95 million (45% of project) is expected, mostly relating to the underground shaft developments and hydropower projects. Ongoing development of the underground mines at Loulo, as well as other projects and exploration, is planned to cost $90 million, while Gounkoto is forecasting $55 million, mostly on the super pit development which includes deferred stripping. Capital at Tongon, including completion of the plant and power upgrades, is estimated at $20 million, and approximately $1 million is expected at Morila (40% of project). Continued work on the Massawa study, mostly in respect of drilling, is forecast to incur capital expenditure of approximately $30 million.

B. BUSINESS OVERVIEW

Overview

We engage in gold mining, exploration and related activities. Our activities are focused on West and Central Africa, some of the most promising areas for gold discovery in the world. In Mali, we have an 80% controlling interest in the Loulo mine through Loulo. The Loulo mine is currently mining from two underground mines. We also have an 80% controlling interest in the Gounkoto mine through Gounkoto. We own 50% of Morila Limited, which in turn owns 80% of Morila, the owner of the Morila mine in Mali. In addition, we own an effective 89.7% controlling interest in the Tongon mine located in the neighboring country of Côte d’Ivoire, which was commissioned in November 2010. We also own an effective 83.25% controlling interest in the Massawa project in Senegal where we completed a technical and financial study in December 2009. In 2009, we acquired an effective 45% interest in the Kibali mine, which is located in the DRC. Since that time we have constructed and brought the mine into operation on both open pit and underground material. The underground mine has commenced with ore mining accessed via the decline. The vertical shaft has been sunk and equipped and we are currently busy with the infrastructural development of the material handling system which is scheduled to be commissioned in 2017. We also have exploration permits and licenses covering substantial areas in Côte d’Ivoire, DRC, Mali, and Senegal. At December 31, 2016, we declared proven and probable reserves of 14Moz attributable to our percentage ownership interests in Loulo, Morila, Tongon, Gounkoto, Massawa and Kibali.

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

Loulo

In February 2004, we announced that we would develop a new mine at Loulo in western Mali. In 2005, we commenced open pit mining operations at the Gara and Yalea pits. In 2010, an application was made to split the Loulo and Gounkoto permits. In 2011 mining ceased in the Gara open pit. In 2016, the Loulo mine produced 419,801oz of gold at a total cash cost of $551oz. We currently anticipate that mining at Loulo will continue through 2028.

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

In January 2011, mining commenced at Gounkoto. In June 2011, the Loulo plant started to treat Gounkoto ore. 2012 represented the first full year of production for Gounkoto. During 2016, a total of 2.29Mt of Gounkoto ore at a grade of 4.3g/t was fed to the Loulo plant and 287,315oz were produced at a total cash cost of $581oz. We currently anticipate that mining at Gounkoto will continue through 2025.

The underground feasibility study on Gounkoto was successfully completed at the end of 2014 and updated in 2015. The feasibility study on the Gounkoto super pit was completed at the end of the year and the project was approved by both the Gounkoto and Randgold boards. The super pit option was shown to be economically more attractive than the smaller pit and underground option.

The focus of exploration at Gounkoto is to continue to explore and discover additional orebodies within the Gounkoto permit.

Tongon

The Tongon mine is located within the Nielle exploitation permit in the north of Côte d’Ivoire, approximately 55km south of the border with Mali.

We commenced construction of the Tongon mine at the end of 2008, and commissioned the first stream in the fourth quarter of 2010, with first gold production being recorded. We completed and commissioned the second stream including secondary and tertiary crushing circuit and the sulfide circuit of the processing plant in 2011. Tongon has two main pits, South Zone (SZ) and the smaller North Zone (NZ). In 2016, we produced 260,556oz at a total cash cost of $771/oz. The Tongon mine has a remaining mine life of 5 years (to 2021) but has the potential to extend this with nearby discoveries and satellite pits.

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

First gold production at the Kibali mine was recorded in the third quarter of 2013. In 2016, we produced 585,946oz at a total cash cost of $736/oz.

The Kibali mine is being developed in two phases. Phase 1, which includes the KCD open pit operation and processing plant, the mine infrastructure and the first of three new hydropower stations was completed in December 2014. Phase 2 comprises the underground mine development, including the vertical shaft, which is scheduled for commissioning in 2017, and two additional hydropower stations, one of which was commissioned at the start of 2017 and the other scheduled for 2018, along with further satellite pits. The mine is expected to produce an average of 600kz of gold per annum over the first 12 years of its life, which currently extends to 2029.

The focus of exploration at Kibali is to evaluate extension to the known deposits, especially KCD where mineralization has been confirmed.

Morila

In 1996, we discovered the Morila deposit, which we financed and developed and was our major gold producing asset through 2009. Morila’s total production for 2016 was 54,022oz at a cash cost of $1,113/oz. Consistent with the mine plan, Morila ceased open pit mining in April 2009 and is currently processing TSF material. Closure of the operation is scheduled for 2019.

Massawa Gold Project

Massawa and Sofia are grassroots exploration discoveries located on the Kanoumba permit in eastern Senegal. The project is about 700 kilometers southeast of the capital city of Dakar and approximately 90 kilometers due west of Randgold’s Loulo operation in Mali. Randgold owns 83.25% of the project in partnership with a local company which owns 6.75%, after providing for the State of Senegal’s right to a non-contributory 10% share of any mine developed on the property.

Exploration

We are exploring in four African countries (Mali, Senegal, Côte d’Ivoire and the DRC) with a portfolio of 134 active targets within an exploration permit portfolio of 14,072km2 with a further 7,188 km2 under application. We target profitable gold deposits that have the potential to host mineable gold reserves. Our business strategy of organic growth through exploration has been validated by our discovery and development track record, including the Morila mine, Loulo mine, Gounkoto mine, Tongon mine and the Kibali mine and the Massawa discovery.

In 2016, the exploration focus was sustained on the priority areas: the MTZ in Senegal, the Senegal-Mali Shear in Mali, the Boundiali and Senefou belts in Côte d’Ivoire and the KZ Structure in NE DRC. The group’s portfolio of mineral rights was expanded through the acquisition of new permits as well as additional joint ventures.

OWNERSHIP OF MINES AND SUBSIDIARIES

The Loulo mine is owned by a Malian Company, Loulo, which is owned 80% by us and 20% by the State of Mali.

The Gounkoto mine is owned by a Malian company, Gounkoto, which is owned 80% by us and 20% by the State of Mali.

The Tongon mine is owned by an Ivorian company, Tongon, in which we have an 89.7% interest, the State of Côte d’Ivoire 10% and 0.3% is held by a local Ivorian company.

The Kibali mine is controlled by a 50:50 joint venture, between ourselves and AngloGold Ashanti, which holds an effective 90% interest in Kibali. The remaining 10% of the shares are held by SOKIMO, the parastatal mining company of the DRC. We thus have an effective 45% interest in the Kibali mine. Responsibility for the day-to-day operations rests with us.

The Morila mine is owned by Morila, which in turn is owned 80% by Morila Limited and 20% by the State of Mali. Morila Limited is jointly owned by us and AngloGold Ashanti and the mine is controlled by a 50:50 joint venture management committee. We thus have an effective 40% interest in the Morila mine. Responsibility for the day-to-day operations rests with us.

We hold an effective 83.25% interest in the Massawa project. The government of Senegal retains a 10% carried interest in the project, with the remaining 6.75% held by our Senegalese joint venture partner.

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

The Central African gold belts have a long history of gold production, particularly during the colonial era but due to regional instability they have seen little modern exploration. The Kibalian greenstone belts of northeastern DRC are comprised of Archaean Kibalian (Upper and Lower) volcanisedimentary rocks and ironstone-chert horizons metamorphosed to greenschist facies. They are cut by regional-scale north, east, northeast and northwest trending faults and are bounded to the north by the Middle Achaean West Nile granite-gneiss complex and cut to the south by the Upper Congo granitic complex. Our Kibali mine is located within the Moto greenstone belt.

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

The Morila Tailings Facility and the Loulo, Tongon, Gounkoto and Massawa open pit ore reserves were calculated by Mr. Shaun Gillespie, an officer of the company and competent person. The Kibali open pit ore reserves were calculated by Mr. Nicholas Coomson, an officer of the company and competent person, while the underground ore reserves were calculated by Mr. Tim Peters, an external consultant and competent person. The Loulo underground ore reserves were calculated by Mr. Andrew Fox, an external consultant and competent person. The Gounkoto underground ore reserves were calculated by Mr. Tim Peters, an external consultant and competent person. Total reserves as of December 31, 2016 amounted to 182Mt at an average grade of 3.7g/t, for 22Moz of gold of which 14Moz are attributable to us.

In calculating proven and probable reserves, current industry standard estimation methods are used. The geological estimates were calculated using classical geostatistical techniques, following geological modeling of the borehole information. The sampling and assaying is done to internationally acceptable standards and routine quality control procedures are in place.

All reserves are based on appropriate technical and financial studies. Factors such as grade distribution of the orebody, planned production rates, forecast working costs, dilution and mining recovery factors, geotechnical parameters and metallurgical factors as well as current forecast gold price are all used to determine a cut-off grade from which a life of mine plan is developed in order to optimize the profitability of the operation.

The following table summarizes the declared reserves at our mines as of December 31, 2016:

	Proven Reserves			Probable Reserves			Total Reserves
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
Operation/Project[2]	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)

Morila[1]	-	-	-	15	0.5	0.3	15	0.5	0.3
Loulo[1]	14	4.7	2.1	23	4.3	3.1	37	4.5	5.3
Tongon[1]	7.5	2.2	0.5	12	2.5	0.9	19	2.4	1.5
Gounkoto[1]	6.8	3.9	0.9	15	4.9	2.3	21	4.6	3.1
Massawa[1]	-	-	-	19	4.3	2.6	19	4.3	2.6
Kibali[1]	4.3	1.9	0.3	66	4.2	8.9	71	4.0	9.2
Total	33	3.6	3.8	150	3.8	18	182	3.7	22

[1]	Our attributable share of Morila is 40%, Loulo 80%, Gounkoto 80%, Tongon 89.7%, Massawa 83.25% and Kibali 45%. The figures stated above represent the 100% values.
[2]	The reporting of ore reserves is in accordance with SEC Industry Guide 7. Open pit reserves are calculated at a weighted average cut off of 1.05g/t and within an $1,000/oz open pit designs. Underground reserves are reported at a weighted average cutoff of 2.51g/t, calculated at $1,000/oz gold price. Dilution and ore loss are incorporated into the calculation of reserves. Addition of individual line items may not sum to sub totals because numbers are reported to the second significant digit.

At Loulo, Gounkoto, Kibali and Massawa open pit reserves, a 10% mining dilution at zero grade and an ore loss of 3% has been incorporated into the estimates of reserves and are reported as mill delivered tonnes and head grades. At the Tongon project a dilution of 13% at zero grade and 2% ore loss for the Southern Zone and 10% dilution and 2% oreloss for the Northern Zone. Kibali underground dilution varies between 1% and 6.7% depending on stope design and ore loss of 3%. For Morila a 5% dilution has been applied to the TSF mining with 0% ore loss. At Massawa a 22% dilution and 4% ore loss has been applied to the Central Zone orebody, with 10% dilution and 3% ore loss applied to The Northern Zone and Sofia pits. Metallurgical recovery factors have not been applied to the reserve figures since these are the estimates of the material to be delivered to the mill. Operating costs, metallurgical recovery, royalties, dilution and ore loss factors are used to determine the cut-off grade at which to report ore reserves. The weighted average metallurgical recovery factors used are 57% for the Morila mine, 91% for the Loulo open pit material and 89.3% for Loulo underground material, 86% for the Tongon mine, 92% for the Gounkoto underground material, 85% for the Massawa open pit material and 87.8% for the Kibali mine.

MINING OPERATIONS

Loulo-Gounkoto Mine Complex

The Loulo-Gounkoto mining complex straddles two distinct mining permits, the Loulo mining permit and the Gounkoto mining permit. It is situated in western Mali, approximately 500 kilometers from the capital city, Bamako, bordering Senegal and 800 kilometers from the port of Dakar. Loulo owns the Loulo permit and associated gold mining operations, and Gounkoto owns the Gounkoto permit and gold mine. Both Loulo and Gounkoto are owned by Randgold (80%) and the State of Mali (20%).

The Loulo-Gounkoto complex, a long life, high production operation, currently comprises two underground mines at Loulo and an open pit mine at Gounkoto. Production started in 2005 from two open pit mines at Loulo which were subsequently converted to underground mines. Gounkoto, a greenfields discovery made in 2009, poured its first gold in 2011. The ore from Gounkoto is processed by the Loulo metallurgical plant under a tolling agreement.

Gold production at the Loulo-Gounkoto complex was 707,116oz in 2016, 12% above the prior year. The increase in production was due to a 7% increase in tonnes processed, a 4% increase in head grade milled to 5.0g/t and a 1% increase in recovery. Total cash cost per ounce dropped by 17% to $563/oz compared to the prior year at $675/oz.

Gold sales of $881.5 million were 22% higher than the previous year. Profit from mining activity (before interest, tax and depreciation) increased by 61% to $481.7 million due to the higher ounces sold and an 8% increase in the average gold price received.

Production results for the 12 months ended December 31	2016	2015
MINING
Tonnes mined (000)	37,776	31,360
Ore tonnes mined (000)	4,804	4,513
MILLING
Tonnes processed (000)	4,875	4,543
Head grade milled (g/t)	5.0	4.8
Recovery (%)	91.0	90.1
Ounces produced	707,116	630,167
Ounces sold	709,737	630,627
Average price received ($/oz)	1,242	1,148
Cash operating costs[1] ($/oz)	489	606
Total cash costs[1] ($/oz)	563	675
Gold on hand at period end[2] ($000)	6,061	8,133
Profit from mining activity[1] ($000)	481,651	298,396
Gold sales[1] ($000)	881,529	724,167

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.

[2]	Gold on hand represents gold in doré at the mine multiplied by the prevailing spot gold price at the end of the period.

LOULO

Operations

Gold production at Loulo increased by 20% to 419,801oz following a 17% increase in head grade milled to 5.5g/t (2015: 4.7g/t) and a 1% increase in recovery to 91.0%. The increased gold production impacted positively on the total cash cost which dropped to $551/oz, a 25% decrease on the prior year. Gold sales of $524.4 million were 29% higher than the previous year due to the increase in production and the 8% higher average gold price received.

Profit from mining activity (before interest, tax and depreciation) increased to $292.5 million for the year, enabling the company to repay $202.0 million of outstanding shareholder loans. Capital expenditure for the year of $129.4 million dropped by 29% compared to the previous year and included the Yalea and Gara underground development, as well as the installation of two new medium speed generators, the replacement of the standby tailings pipeline and the construction of new refrigeration plants at both the underground mines.

Mining and Production

Having taken over the underground mining from contractors in December 2015, the owner mining team sustained the rate of mine development and ore production throughout 2016 with 13.4km of development completed and 2,652kt of ore at 5.8g/t mined and hoisted to surface. Delivery from the backfill plants improved during the year, reducing the required development rates and opening up more reserves. The owner mining team continues to focus on improving efficiencies throughout the operation. Extensive training on equipment simulators and underground on-the-job training, has enabled the team to develop a number of highly competent host country nationals in the operation of loaders, solos and jumbos as part of the mine’s policy of localizing its skilled workforce.

Two refrigeration plants were constructed and commissioned by the end of the year, giving the mines the ability to operate during the high temperatures and humidity of the annual rainy season.

Production results for the 12 months ended December 31	2016	2015
MINING
Tonnes mined (000)	2,682	2,598
Ore tonnes mined (000)	2,652	2,520
MILLING
Tonnes processed (000)	2,587	2,570
Head grade milled (g/t)	5.5	4.7
Recovery (%)	91.0	90.1
Ounces produced	419,801	350,604
Ounces sold	420,660	352,927
Average price received ($/oz)	1,247	1,152
Cash operating costs[1] ($/oz)	477	670
Total cash costs[1] ($/oz)	551	739
Gold on hand at period end[2] ($000)	3,145	3,678
Profit from mining activity[1] ($000)	292,484	145,875
Gold sales[1] ($000)	524,358	406,643

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

Ore Reserves

Ore reserves increased by over 12%, net of depletion, from the infill grade control drilling of the Yalea North high grade extension and the conversion of the Gara South extension zone into reserve, following infill drilling and an update of the mine design.

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable Gold[2] (Moz)
at December 31	Category	2016	2015	2016	2015	2016	2015	2016	2015

ORE RESERVES[1]
■ Stockpiles	Proven	1.7	1.9	1.7	1.7	0.09	0.1	0.07	0.08
■ Open pits	Proven	-	-	-		-	-	-	-
	Probable	6.9	5.3	3.2	3.4	0.7	0.6	0.6	0.5
■ Underground	Proven	12	6.7	5.1	5.3	2.0	1.1	1.6	0.9
	Probable	16	18	4.8	5.0	2.4	2.9	1.9	2.3
TOTAL ORE RESERVES	Proven and Probable	37	32	4.5	4.6	5.3	4.7	4.2	3.7

[1]	Open pit ore reserves are reported at a gold price of $1,000/oz and an average cut-off of 1.1g/t and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr. Shaun Gillespie, an officer of the company and competent person. Underground ore reserves are reported at a gold price of $1,000/oz and a cut-off of 2.7g/t for Yalea underground and 2.4g/t for Gara underground and includes dilution and ore loss factors. Underground ore reserves were calculated by Mr. Andrew Fox, an external consultant and competent person.

[2]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Loulo.

Processing, Plant and Engineering

Processing

A total of 4,875kt at 5.0g/t, which includes 2,288kt from Gounkoto, was treated at the Loulo plant during the year, compared to 4,543kt at 4.8g/t in 2015, which includes 1,973kt from Gounkoto. The modifications initiated in 2015 and completed during 2016 included installation of the launders at the Carbon in Leach (CIL) to replace the inter-tank piping, and enabled the plant to increase the throughput capability to above 4.8Mtpa.

Overall gold recovery of 91.0% was 1% higher than the prior year, while plant utilization of 96.0% increased from 92.3% in 2015. Gold recovery of +91% is being targeted for 2017 on the back of the upgrades to the gravity, elution and regeneration circuits, along with the oxygen plant expansion and enhanced oxygen dispersion system. Notwithstanding the +91% recovery target, a program to reduce CIL reagent consumption is being undertaken to lower the cost of processing and consequently extend the Life of Mine (LoM).

Loulo contributed 52% (21% Gara underground; 29% Yalea underground; 2% Gara opencast) and Gounkoto 48% of the ore to the plant, but with the higher grade ore from Loulo, the gold production was in line with the 60:40 plan to balance the mines’ respective reserves.

Engineering and power supply

In the metallurgical plant, the availability of the mills and crusher increased to 96.9% (2015: 94.8%) and 90.3% (2015: 87.9%) respectively. This followed ongoing improvements in planned maintenance and the effectiveness of planned shutdowns to sustain the plant runtime.

The power plant produced a total of 353.8GWh of electricity (2015: 331.6GWh), a 7% increase on the prior year due to the additional underground demand, including increased usage by the paste backfill plants and primary ventilation upgrades.

A new switching room for the medium voltage distribution system was completed, leading to improved power stability in the second half of the year. To further enhance power efficiency, an advanced power management system is currently being installed and is expected to be commissioned in the first quarter of 2017. Taking advantage of cheaper Heavy Fuel Oil (HFO), two additional medium speed HFO generators were commissioned during the year. This, together with the lower fuel price, contributed to a significant improvement in power costs to $0.13/kwh against $0.15/kwh in 2015. The focus will remain on increasing the proportion of HFO in the fuel mix to above 80% to reduce the power generation cost.

Exploration

A deposit scale structural review has been completed at Yalea which has identified a transfer zone, developed between the hanging wall carbonate units and the footwall argillite contact, as an important control to higher grade Purple Patch style mineralization. As a result of this review, five near-mine targets have been generated and ranked for follow-up work. During the year, exploration drilling confirmed upside potential in the south of the deposit by intersecting extensions to the mineralized Yalea system at depth. At Loulo 3, a structural review of previous boreholes confirmed that higher grade mineralization is hosted in a steeply plunging dilational jog with characteristic sheared hydrothermal breccias, intense silica-carbonate alteration, and minor associated quartz carbonate veins.

Greenfields mapping and trenching at Gara North has identified an additional +600m of prospective strike length to greywacke Quartz Tourmaline host units of the Gara system, which remains open to the north. Going forward, structural measurements with fold vergence observations from surface work will be used to motivate drill testing at depth, down plunge of interpreted folds. In the south of the Gara system, mapping is also underway to locate further extensions to this mineralization. Field mapping at Goldfinger West has validated the DK Structure as a major, +2.4km long, 10m to 50m wide corridor of sheared heterolithic breccia with variable disseminated pyrite mineralization and polyphase alteration. Interpreted intersections between this deformational corridor, the Yalea Shear and the Yalea Structure are the focus of follow-up trenching.

Health and Safety

Four Lost Time Injury (LTI) cases were recorded during the year, representing a Lost Time Injury Frequency Rate (LTIFR) of 0.67 per million hours worked, an improvement on 0.87 in the previous year. During the year, a baseline occupational health survey was conducted to identify Similar Exposure Groups (SEGs) and high and medium priority exposures, followed by a quantitative exposures assessment. The results of this survey will be incorporated into the ongoing medical surveillance program.

The mine successfully completed its annual cyanide audit in compliance with the group code.

During the year 824 malaria cases were treated, an incidence rate of 28% which is a 37% decrease compared to 2015, mainly due to the Mass Drug Administration (MDA) program and ongoing education and awareness programs.

Overall, 2,567 Voluntary Counselling and Testing cases (VCTs) were seen during the year with an HIV positivity rate of 1.6% compared to 2,358 VCTs and a positivity rate of 1.8% for the previous year. This continual improvement in the uptake of VCTs is attributable to the mine’s efforts together with its NGO partner, Soutoura.

A Hepatitis B prevention and inoculation program is currently being implemented with intensive awareness campaigns, voluntary screening (1,424 workers tested with 206 positive cases) and inoculation against hepatitis (1,233 vaccinated) for negative employees.

Environment

The mine retained its environmental management system (EMS) certification for ISO 14001 following the surveillance audit during the year. An environmental management plan (EMP) audit was undertaken to monitor implementation of the measures recommended in the environmental and social impact assessment (ESIA) in order to maintain the operation’s environmental permit. Environmental permits were obtained from the ministry of environment for the Gara and Yalea refrigeration plants and the acid regeneration unit.

No major environmental incidents occurred during the year.

A water balance study was undertaken to improve mine water management. Some gaps were identified and actions are being taken to address them. The TSF water recycling rate increased to 75% from 70% in 2015.

A land and aquatic biodiversity assessment study was undertaken and concluded that, based on the number of fauna and flora species and the untroubled behavior of animals, biodiversity on site is very well conserved. As part of the rehabilitation program, +67ha were rehabilitated and more than 6,000 trees planted.

Human Resources and Industrial Relations

The operational labor complement at Loulo comprises 2,915 employees (including personnel employed by contractors and temporary laborers) of which 94% are Malians.

Industrial relations were slightly unsettled during first and second quarter of the year due to strike actions initiated at the national level by both Union Nationale des Travailleurs du Mali (UNTM) and Confederation Syndicale des Travailleurs du Mali (CSTM) which were both partially followed by their affiliated employees on site, although production at the mine was not affected.

A total of 1,263 employees received formal training during the year in line with the company’s development program.

Loulo Manpower

	2016			2015
at December 31	Expats	Nationals	Total	Expats	Nationals	Total
Employees	151	1,596	1,747	153	1,775	1,928
Contractors	37	1,131	1,168	31	937	968
TOTAL	188	2,727	2,915	184	2,712	2,896

Community

In a combined program between Loulo and Gounkoto, the operations undertook various community projects during the year. The company’s annual sustainability report was presented to the relevant authorities at Kayes, through regional radio stations and to the community. Continued engagement with the communities took place through monthly development committee meetings. During the CEO’s now traditional annual dinner with village chiefs, an update of the previously agreed projects noted a very high level of satisfaction in the local communities.

Bursaries were awarded to 26 local students by the mine as part of school improvement programs together with the NGO, World Education. A few local businesses have been trained in business planning and management, and have been assisted in accessing the mine-sponsored microfinance program which raised some $400,000 to invest in local economic development during the year. To reinforce women’s capabilities within the community, 35 local women were trained in liquid and solid soap manufacture and food processing and provided with the necessary equipment, which has proven to be a successful revenue generator.

A tractor was handed over to the local village chiefs (adding to the seven already donated) to create a revenue stream for the villages. The joint Loulo-Gounkoto agricollege initiative functioned well throughout the year with 57 students currently in training, and the incubation phase of the project was launched.

The mine will continue to promote alternative livelihood opportunities to create economic revenue sources for the local villages, contributing to the fight against poverty in the area and maintaining and building on its good relationship with the community.

GOUNKOTO

Operations

Gounkoto produced 287,315oz of gold in 2016, 3% more than in the previous year. Tonnes processed increased by 16% to 2,288kt while the head grade milled reduced by 12% to 4.3g/t in line with the mining plan.

Gold sales of $357.2 million were 12% above the previous year due to the increased production and 8% higher average gold price received, resulting in profit from mining activity (before interest, tax and depreciation) of $189.2 million.

Capital expenditure totalled $19.7 million for the year, mainly in respect of the deferred stripping on the MZ3 zone of the orebody, as well as the super pit feasibility drilling and exploration.

During the year, Gounkoto paid a total of $47.3 million in dividends to its shareholders.

Mining and Production

A total of 35.1Mt was mined, including 2,152kt of ore at an average grade of 4.3g/t, compared to 28.8Mt including 1,992kt of ore at 4.9g/t in 2015. A total of 2,288kt of ore was fed from Gounkoto to the Loulo plant at an average head grade of 4.3g/t compared to 1,973kt of ore at 4.9g/t in 2015.

The strip ratio for the year was 15.3, compared to 13.4 in 2015, which was higher than the LoM strip ratio, although in line with the plan. During the year, $15.5 million was capitalized as a stripping asset in relation to stripping of the waste to access the MZ3 lode of the orebody. However, all ore was mined in the fourth quarter and thus the stripping asset was fully depreciated by year end.

Following completion of the super pit feasibility study during the year, the Gounkoto pit is now scheduled to be mined until 2024, based on a revised mine plan that focuses on sustainable production over a 10-year period, although the LoM will continue until 2027 including the processing of stockpiles. The underground mine will extract the remnant high grade orebody below the current super pit bottom as explained below.

12 months ended December 31	2016	2015
MINING
Tonnes mined (000)	35,094	28,762
Ore tonnes mined (000)	2,152	1,992
MILLING
Tonnes processed (000)	2,288	1,973
Head grade milled (g/t)	4.3	4.9
Recovery (%)	91.0	90.1
Ounces produced	287,315	279,563
Ounces sold	289,076	277,700
Average price received ($/oz)	1,236	1,143
Cash operating costs[1] ($/oz)	507	526
Total cash costs[1] ($/oz)	581	594
Gold on hand at period end[2] ($000)	2,916	4,455
Profit from mining activity[1] ($000)	189,166	152,521
Gold sales[1] ($000)	357,171	317,524

Randgold owns 80% of Gounkoto and the State of Mali 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.
[2]	Gold on hand represents gold in doré at the mine multiplied by the prevailing spot gold price at the end of the period.

Ore Reserves

Ore reserves remained the same as in 2015 with those ounces depleted by mining in 2016 being replaced largely as a result of the redesign of the open pit and underground mine plan.

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable Gold[2] (Moz)
at December 31	Category	2016	2015	2016	2015	2016	2015	2016	2015

ORE RESERVES[1]
■ Stockpiles	Proven	1.7	1.9	2.2	1.9	0.1	0.1	0.1	0.09
■ Open Pits	Proven	5.1	2.2	4.5	4.2	0.7	0.3	0.6	0.2
	Probable	12	12	4.6	4.4	1.8	1.6	1.5	1.3
■ Underground	Probable	2.2	4.7	6.1	7.2	0.4	1.1	0.3	0.9
TOTAL ORE RESERVES	Proven and Probable	21	20	4.6	4.8	3.1	3.1	2.5	2.5

[1]	Open pit ore reserves are reported at a gold price of $1,000/oz and 1.2g/t cut-off and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr. Shaun Gillespie, an officer of the company and competent person.

Underground ore reserves are reported at a gold price of $1,000/oz and a cut-off of 3.0g/t and include dilution and ore loss factors. Underground ore reserves were calculated by Mr. Tim Peters, an external consultant and a competent person.
[2]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Gounkoto.

Gounkoto Super Pit Project

The feasibility study on the Gounkoto super pit was completed at the end of the year and the project was approved by both the Gounkoto and Randgold boards.

The super pit option was shown to be economically more attractive than the smaller pit and underground option. It also has other benefits including:

•	Lower operational risk in managing the local grade variability present in the high grade portions of the Gounkoto orebody;

•	Increased ore flexibility for the Loulo-Gounkoto complex; and

An economic assessment of the financial viability of the Gounkoto super pit project was carried out, based on the key parameters summarized below:

•	Total ore mined from Gounkoto super pit and Faraba pit of 17.9Mt at an average grade of 4.2g/t containing 2.4Moz of gold;

•	Strip ratio of 13.7:1 to give total tonnes mined of 263Mt, which includes 60Mt of capitalized waste stripping, representing the excess waste in periods where the strip exceeds the average LoM strip ratio;

•	Mining costs average of $2.4/t over the LoM;

•	Crush and haul costs average of $5.2/ore tonne;

•	Plant costs average of $17.9/ore tonne;

•	G&A costs of $8.0/ore tonne milled over LoM, including outside engineering costs;

•	Capital cost of $69.8 million including the surface water diversion trench, pumping, workshop and the rebuilding of equipment, while a further $139 million is expected to be capitalized in respect of waste stripping; and

•	Diesel price of 65c/l, equivalent to approximately a $60/bbl oil price.

A financial model was run using a $1,000/oz gold price feeding the current mining schedule, together with a 6% royalty on revenue, three year tax holiday, followed by 30% corporate tax, which produced a total net cash flow after tax of $741 million.

Exploration

A structural review for additional brownfields opportunities across the entire Gounkoto system has identified three targets that are located in the footwall domain of the Gounkoto orebodies; MZ4 south extension, MZ2 Footwall, and MZ1 Footwall. These targets are being validated for follow-up drill testing. Satellite potential has been identified at Faraba North, where a review of the geology and structural models has demonstrated higher grade mineralization associated with a distinctive silica-carbonate-chlorite alteration and higher strain deformation textures. Follow-up drilling is planned early in 2017. A project-wide updated greenfields gap analysis has been completed for both the Domain Boundary and Faraba priority structures at Gounkoto, highlighting areas along strike which require follow up fieldwork. Initial focus for the new greenfields team will be field mapping and trenching across gaps in the Domain Boundary.

Health and Safety

One LTI was recorded during the year with an LTIFR of 0.45 per million hours worked compared to an LTI free 2015. The mine successfully passed the OHSAS 18001 recertification audit.

As at Loulo, a baseline occupational health survey was conducted to identify SEGs and high and medium priority exposures, followed by a quantitative exposures assessment. The results of this survey will be incorporated into the ongoing medical surveillance program.

During the year 436 Malaria cases were treated, an incidence rate of 40% which is an 18% decrease compared to 2015, in large part due to the MDA program and ongoing education and awareness programs.

Overall, 1,443 VCTs were seen during the year with an HIV positivity rate of 0.9%, compared to 650 VCTs and a positivity rate of 0.5% for the previous year.

Environment

The mine renewed its environmental management system certification, ISO 14001, following the recertification audit with no major findings. An EMP audit was undertaken to monitor implementation of the measures recommended in the ESIA in order to maintain the operation’s environmental permit.

A management review forum and environmental inspections were undertaken to ensure continued improvement. No major environmental incidents occurred during the year. An updated environmental study was undertaken as part of the Gounkoto super pit feasibility study and control measures identified.

Human Resources and Industrial Relations

The total operational complement is 1,184, including personnel employed by contractors and temporary employees, of which 98% are Malian. The increase in the total number is due to employees recruited by the main contractors GMS (mining) and SFTP (hauling) to satisfy production and maintenance needs at the operations.

Industrial relations were generally stable through most of the year, although a 96 hour strike was undertaken by UNTM affiliated employees in the second quarter of the year. These strike actions were initiated by the union at the national level and did not affect production at the mine.

A total of 46 employees received formal training during the year, in line with the company’s development program.

Gounkoto Manpower

	2016			2015
at December 31	Expats	Nationals	Total	Expats	Nationals	Total
Employees	4	127	131	4	128	132
Contractors	25	1,028	1,053	29	879	908
TOTAL	29	1,155	1,184	33	1,007	1,040

Community

The mine reinforced its partnership with local communities through engagement and a number of development programs. A health center was jointly constructed at Mahinamine by the mine and the city hall, and the local cooperative that the mine employs for managing traffic on the haul road has been able to purchase two tractors to diversify its revenues and improve agriculture in the community. The mine also donated another two tractors, fertilizer and seeds as part of its agriculture support program.

A school was built at Bantankoto and a bursary program implemented during the year.

A local employment sub-committee from the combined operation will, together with local authorities and the mining contractor, establish a training program for the youth in the area.

TONGON

The Tongon gold mine is located within the Nielle mining permit, 628 kilometers north of the Côte d’lvoire port city of Abidjan and 55 kilometers south of the border with Mali. The Tongon gold mine and associated mining permit is owned by Société des Mines de Tongon SA (Tongon), in which Randgold has an 89.7% interest, the State of Côte d’lvoire 10% and 0.3% is held by a local company.

Operations

Mining at Tongon began in April 2010 with gold production starting in December 2010. The Tongon mine comprises two open pit operations, the SZ and NZ and, with current reserves, has a five year LoM.

The mine produced 260,556oz of gold in 2016, a 7% increase year on year, as a result of a 9% improvement in head grade and a 1% improvement in recovery. Mill throughput decreased by 4% mainly as a result of one mill being offline for 46 days to repair and refurbish the mill journal (lubricated bearing sets which support the mill shell). The quaternary CH440 Hydrocone crushing circuit, designed to improve overall mill throughput, was installed and commissioned in the second quarter. Soon afterwards, the associated dewatering circuit was relocated to facilitate ease of operation and efficiency. Both circuits were successfully commissioned in the second quarter.

By the third quarter of 2016, optimization of the total crushing plant, inclusive of the primary, tertiary, secondary and quaternary circuits, continued with the supplier. Mechanical inefficiencies detected in the tertiary crushers necessitated their change-out with new units. Despite this, the mine continued to improve on the crusher throughput and product size closer to the designed parameters. Extensive training, improvement of operator skills, and localization of the workforce continued in 2016.

Grid electricity issues, with frequent power outages and voltage drops, followed the same trends in the second quarter and third quarter as in 2015, necessitating the use of a higher proportion of diesel generated power at a higher cost than originally planned. However, the grid-to-generated power ratio improved to 89:11 for the year compared to 79:21 in the prior year.

Gold sales increased year on year to $319.2 million at a total cash cost of $771/oz, resulting in a profit from mining activities, before interest, tax and depreciation, of $121.8 million. Capital expenditure for the year totalled $10.5 million of which $4.9 million was spent in the fourth quarter on six new 3512B CAT generators, installed and commissioned in order to increase the mine’s total generated capacity to 24MW. The remaining capital was towards the installation of the new quaternary crushing circuit, grid power plant upgrades and TSF Phase II extension.

During the year, Tongon paid a total of $21.3 million in dividends to its shareholders.

Mining and Production

Both the SZ and NZ pits were mined in the review period. SZ mining was mainly the pushback of the eastern and southern walls to supply fresh sulphide ore to the plant. The eastern pushback was completed in the fourth quarter. In the NZ pit, mining focused on oxide waste stripping during the first, second and third quarters which allowed oxide ore mining in the fourth quarter for plant feed. As in 2016, mining activities for 2017 will focus equally on both the NZ and SZ pits, mining both ore and waste.

The LoM schedule is summarized as follows:

•	Mining in the SZ pit started in 2010 and will continue to 2020, with the oxide pit extension of SZ planned to be mined from 2019; and

•	Mining in the NZ pit started in 2011 and will continue to 2020; mining of the NZ satellite pit has been included in the mine plan and is scheduled to start in 2019.

Total material mined in 2016 of 27.5Mt was in line with the annual target. Total ore mined at 4,195kt was 18% above the previous year. The strip ratio for the year at 5.6 was 21% below the prior year, but in line with the LoM plan.

Dewatering remains an integral part of Tongon’s mining strategy as the pits lie in the catchment area of an old river system and are downstream of the water storage dam. Mining schedules and plans are developed with a view to ensuring two low spots (sumps) in the pit at any one time and ahead of the mining cycle, to allow mining to take place in dry ground while the water is pumped away from the sumps. The SZ pit 260RL stage, installed in the fourth quarter of 2014, continued to serve as the main pumping station during 2016. The rainy season preparation and action plan for 2017 is already in place. In both the pits, borehole pumps are permanently pumping on the perimeter of the pit. Sumps and trenches around the pit and waste dump are in place to capture surface water for ex-pit dewatering.

Production results for the 12 months ended December 31	2016	2015
MINING
Tonnes mined (000)	27,547	28,826
Ore tonnes mined (000)	4,195	3,563
MILLING
Tonnes processed (000)	3,853	4,018
Head grade milled (g/t)	2.5	2.3
Recovery (%)	83.7	82.6
Ounces produced	260,556	242,948
Ounces sold	255,942	241,478
Average price received ($/oz)	1,247	1,148
Cash operating costs[1] ($/oz)	734	801
Total cash costs[1] ($/oz)	771	836
Gold on hand at period end[2] ($000)	7,070	1,576
Profit from mining activity[1] ($000)	121,847	75,444
Gold sales[1] ($000)	319,249	277,253

Randgold owns 89.7% of Tongon, having acquired an additional 0.7% interest during the year, with the State of Côte d'lvoire and outside shareholders owning 10% and 0.3% respectively. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.
[2]	Gold on hand represents gold in doré at the mine multiplied by the prevailing spot gold price at the end of the period.

Ore Reserves

Both Tongon Southern Zone (SZ) and Northern Zone (NZ) reserve models and open pit designs have been updated, using a significant quantity of new data from grade control, advanced grade control and further infill reserve drilling.

This led to a reduction in reserves within the updated NZ pit design due to the update of the graonodiorite intrusive contact. Drilling continues on both the NZ and SZ to test the orebodies below the current pit design for possible extensions.

Further reserve drilling is also underway on several other satellite targets.

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[2] (Moz)
at December 31	Category	2016	2015	2016	2015	2016	2015	2016	2015
ORE RESERVES[1]
■ Stockpiles	Proven	2.4	2.4	1.4	1.3	0.1	0.1	0.1	0.1
■ Open pits	Proven	5.0	5.8	2.6	2.7	0.4	0.5	0.4	0.4
	Probable	12	18	2.5	2.4	0.9	1.4	0.8	1.3
TOTAL ORE RESERVES	Proven and Probable	19	26	2.4	2.4	1.5	2.0	1.3	1.8

[1]	Open pit ore reserves ore reported at a gold price of $1,000/oz and 0.8g/t cut-off and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr. Shaun Gillespie, an officer of the company and competent person.
[2]	Attributable gold (Moz) refers to the quantity attributed to Randgold based in its 89.7% interest in Tongon SA.

Processing, Plant and Engineering

Processing

Ore tonnes treated in 2016 at 3,853kt was 4% below the previous year’s performance, following the impact of the mill No2 slipper pad and journal mechanical breakdown in the second quarter, which required major repairs and refurbishing over a 46 day period.

The second phase of the quaternary crusher installation took place in the first quarter with commissioning in the second quarter. This, together with the relocation of the dewatering screen, improved crusher throughput and product size but was still below the designed 740tph at a product size P80 of 9.5mm. By year end a throughput rate of 620tph and product size P80 of 10.6mm was achieved. The total crushing circuit, from the primary to quaternary crushing circuits, is being optimized with the supplier. This includes a review of the mechanical integrity of all crusher units. Mechanical deficiencies were identified in the tertiary crushers, rendering them unable to operate at peak performance. Identical new replacement sub-frame, top and bottom shell components have been sourced, and are expected to be delivered and installed in the first quarter. These replacement tertiary crusher components should increase the integrity of the units and enable them to operate at the levels of power and pressure necessary to achieve the required product tonnage and fineness.

The milling circuit performance was reviewed in 2016 and several initiatives were identified to improve mill throughput:

•	upgrade of the mill motor from 7MW to 8MW (complete for one mill);

•	upgrade of both mill cyclone clusters (complete);

•	change to a lower profile mill liner (the first quarter of 2017); reduction of the sizes for the mill trunnion feed opening (complete); and

•	conversion of one mill to a grate discharge configuration (the second quarter of 2017).

Following this, the mill power will be raised from 6.3MW to 7.0MW. This action of raising the mill power on the mills coupled with improving the crushing plant performance, is expected to ramp up mill tonnage throughput to 4.5Mtpa in 2017.

Year on year, gold recovery improved by 1% to 83.7% and by December 2016 had improved to almost 85%, mainly as a result of improving and sustaining the mass pull of both the flash and rougher flotation circuits, splitting the treatment of concentrates and rougher tails within the CIL circuit and sustaining the required dissolved oxygen and cyanide levels in the CIL circuit. Gold production increased 7% year on year to 260,556oz, partially as a result of the higher grade ore feed. Further recovery gains are anticipated with the addition of a fourth rougher flotation cell, through optimization of the flotation circuits to recover all the arsenopyrite associated gold and the upgrade of the oxygen plant with an additional 20t capacity to satisfy leach dissolved oxygen requirements. This should enable the attainment of the target 86% recovery.

Engineering and power supply

Overall mill runtime for 2016 was 83.8%, a decrease of 7% compared to 2015, following the production hours lost for the repairs and refurbishment of mill No2 journal and replacement of the slipper pads. Subsequent to this, mill runtime improved significantly through the remainder of the year as further minor item deficiencies, such as the final tails pumps and valves, were addressed together with improved grid power supply and better power management.

Grid power to generated power ratio improved year on year from the 79:21 achieved in 2015 to 89:11 in 2016, although this remained below the targeted 97:3 ratio. Fewer grid power interruptions were experienced in the last quarter of 2016 mainly as a result of improved liaison with the national power utility, CIE, and improvement of the mine’s total power supply facilities and their management. The major power events in 2016 were the overhaul of both 20MVA transformers at the substation, the replacement of the 11 kV grid capacitors and the installation of six new 3512B CAT generators, which increased generating capacity to 24MW, sufficient to operate the total process plant should a total grid power outage occur.

Power demand increased from 21.6MW to an average 23.18MW in 2016. Mine consumption increased in line with the raised operational availability and utilization, and an increase in the number of process units demanding power as new equipment and projects were commissioned during the year. Following the improvement in the grid to generated power ratio, the cost of power decreased to $0.11/kWh compared to $0.12kWh in 2015.

Exploration

The exploration team has continued to pursue the dual strategy of working to replace depletion at the mine with further drilling in and around the Tongon pits while continuing exploration to discover a new deposit on the Nielle permit, balancing a brownfields focus and intensive greenfields activities. Work included the completion of the diamond drilling at the NZ deposit to refine the interpretation of the granodiorite contacts at depth. Close to the Tongon mine, interpretation and modelling have culminated in pit optimization and diamond drilling for reserve conversion at the Seydou and Sekala satellites, while follow up work is being designed on the next satellite priorities.

Health and Safety

One LTI was recorded in 2016 resulting in a LTIFR of 0.21 per million hours worked compared to a LTIFR of 0.82 for 2015. As per our standard operating procedures, the LTI was fully investigated and corrective and preventative measures were put in place. In addition, the top five safety risks were identified and communicated within the mine as well as the 10 safety lifesaving rules derived from international best practice, all aimed at reducing the likelihood of mine incident occurrence.

The mine was recertified with OHSAS 18001 compliance for an additional three years after the completion of a successful audit in November 2016. Safety was taken to the next level with 50 mine personnel, including the total Tongon management team, deputy heads of department and key senior personnel, being extensively trained in managing safety, equipping the team to effectively identify risks and improve their way of safely managing in the work areas. Risk assessments were reinforced as the key prerequisite at the start of every task on the mine.

Malaria management and control continued to improve year on year as reflected in the reduction of the incidence rate from 42% in 2015 to 33% in 2016. This improvement followed an intensive indoor residual spraying program and increased door-to-door awareness campaigns in the surrounding communities and within the mine site. More than 2,000 long-lasting impregnated mosquito nets were distributed to workers and community members.

Environment

Tongon mine maintained its ISO 14001 certification after a successful surveillance audit in November 2016. No major or significant environmental incidents occurred during the year.

The antipollution governmental authority (CIAPOL) released a full report closing off the December 2014 Class 1 environmental incident after the implementation of all corrective and preventative actions. The mine has engaged with the Comoe Park, a UNESCO listed site, to explore ways to contribute towards its conservation program, as part of Tongon’s biodiversity offset strategy, and visits have been scheduled for the first quarter of 2017.

The mine continues to review its mine closure plan annually with assistance from international specialist consultants. The mine’s focus in 2016 has been to partially rehabilitate available areas concurrently with mining operations rather than leaving this to the end of the mine’s life.

The management of arsenic within the mine and TSF has been the main environmental focus in 2016. A mine wide detailed arsenic distribution assessment was undertaken together with Digby Wells Environmental. Findings indicated that there are no current issues downstream of the process plant and the TSF catchment dams, situated within the mine perimeter. A monitoring system and a series of tests are being established to evaluate the long term behavior of arsenic within the TSF and to review the measures in place to ensure stability thereof. Settling ponds and wetland systems within the mine are being developed to trap sediments and passively treat mine discharge water.

Human Resources and Industrial Relations

Tongon’s recruitment and localization strategy is designed to minimize the influx of outsiders into the area and any disruption to community life, while maximizing the benefits of the mine’s operations for the communities surrounding the mine. The principle of employing locally first and spreading recruitment between local villages is fundamental to the mine’s recruitment and localization policy. This is evident in the percentage of Ivorians employed by the mine, which has increased to more than 97%. To date, 80% of the operational labor is from local villages. Overall, the operational labor complement for Tongon comprises 640 personnel, excluding people employed by contractors, while the total manpower is 1,736.

Open and continuous engagement between Tongon’s workforce, the union and management ensured that a constructive work environment was maintained in 2016. In January 2017, the mine experienced an illegal sit-in which took place over a week, with employees demanding annual ex gratia payments, which ended after management, supported by the local and national authorities, negotiated a settlement with them.

As part of Tongon’s succession plan, training workshops were held for 613 workers. These consisted mainly of engineering employees identified for promotion to higher levels of responsibility, and in some cases to replace expatriates.

Tongon manpower numbers increased, mainly due to the transfer of temporary appraised employees, such as samplers, geologists, shift metallurgists, mechanical engineers, fitters and boilermaker artisans, into permanent positions in the operation’s departments, and partly due to recruitment of key skilled Ivorian personnel. This coincided with the decrease in the number of contractors and expatriates at the mine.

An In-Reach program was started during the year as part of the overall Randgold strategy of reaching inwards to all mine employees and building a ‘One Team, One Mission’ mind-set and culture with all of the mine’s employees. The In-Reach objective has been shared with all the mine employees and contractors, and action plans are being rolled out to ensure the success of this key initiative.

Tongon Manpower
	2016			2015
at December 31	Expats	Nationals	Total	Expats	Nationals	Total
Employees	15	625	640	17	573	590
Contractors	29	1,067	1,096	30	1,147	1,177
TOTAL	44	1,692	1,736	47	1,720	1,767

Community

The year ended with three minor grievances recorded, all of which were resolved, helping to maintain good relations with the community and local authorities.

Tongon continued investing in the development of educational, community health and agricultural projects, designed to provide post mining employment, in 2016. The mine focused on the installation and start-up of community approved revenue generation projects and on improving communication with the community via the chiefs, youth and local authorities. Projects included the building of an abattoir for Poungbe, cultivating 80ha of maize for Katonon and Kofiple, rehabilitating the Sekonkaha water dam and procuring tractors to support the agribusiness project started last year.

The remaining community funding was mainly directed towards potable water projects and primary education, with the construction of twelve new classrooms inclusive of three nurseries, and primary health care projects inclusive of medical staff housing and the Mbengue surgical unit.

Training was given to eight youths from Sekonkaha, Kationron, Katonon and Kofiple on maintaining the installed potable water systems. An agreement has been signed with the community villages, in the presence of the Prefect, for the management of these potable water systems. Management committees have been put in place in each village.

KIBALI

The Kibali gold mine is located in the northeast of the Democratic Republic of Congo (DRC), approximately 300 kilometers to the east of Isiro the capital of the Haut-Uele Province, 150 kilometers west of the Ugandan border town of Arua and 1,800 kilometers from the Kenyan port of Mombasa. The Kibali gold mine and its associated mining permits is owned by Kibali Goldmines SA (Kibali) which is a joint venture company between Randgold (45%), AngloGold Ashanti Limited (AngloGold Ashanti) (45%) and Société Minière de Kilo-Moto (SOKIMO) (10%). The mine was developed and is operated by Randgold.

Operations

The Kibali mine is being developed in two phases. Phase 1, which includes the KCD open pit operation and processing plant, the mine infrastructure (including a 36 unit high speed thermal power station) and the first of three hydropower stations, was completed in December 2014. Phase 2 comprises the underground mine development, including the vertical shaft, which is scheduled for commissioning in 2017, and two additional hydropower stations, one of which was commissioned at the start of 2017 and the other scheduled for 2018, along with further satellite pits. The mine is expected to produce an average of 600koz of gold per annum over the first 12 years of its life, which currently extends to 2029. Open pit mining started in July 2012 and commissioning of the oxide processing circuit began in the third quarter of 2013. Kibali poured its first gold in September 2013, ahead of plan, and started commercial production in the fourth quarter of 2013. Commissioning of the sulphide circuit began at the end of the first quarter of 2014 and production has steadily ramped up since then with the mine now being able to process at its nameplate capacity.

In 2016, Kibali produced 585,946oz of gold at a total cash cost of $736/oz. Gold sales amounted to $709.4 million (100% basis) resulting in a profit from mining activity (before interest, tax and depreciation) of $291.1 million.

During 2016, capital expenditure totalled $198.1 million. The main capital projects were the underground decline and shaft development, Ambarau hydropower station, including remedial work following the flooding in 2015, and other surface infrastructure. The construction of the Azambi hydropower station and the ultra-fine grind (UFG) project expansion in the metallurgical plant were also started during the year.

In 2016, Kibali repaid $52.0 million of shareholder loans to Randgold and AngloGold Ashanti who provided the funding for the development of the mine and associated infrastructure.

Mining and Production

Open pit mining

A total volume of 14.8 million BCMs was mined from the open pits, exceeding the 12.4 million BCMs mined in 2015, including 4.65Mt of ore (2015: 6.1Mt). The KCD Pushback 2 South was mined out as scheduled in the first quarter of 2016 and Pushback 3 (Durba Hill) is planned for later in the life of the mine, although a trade-off study to test the optimum scheduling of the various satellite reserves is being done. Mining of the Pakaka open pit was initiated on schedule in the first quarter of 2016, and from two additional pits, Kombokolo in the third quarter and Rhino in the fourth quarter. Mining of Gorumbwa, the seventh open pit at Kibali, is planned to begin in the third quarter of 2017.

Underground mining

Underground ore production was almost doubled at 1.57Mt of ore mined in 2016 compared to the 804kt in 2015 and it is planned to continue to ramp-up during 2017. The vertical shaft is scheduled to be completed in the third quarter of 2017, together with commissioning of ore handling (haulage, crushing, hoisting) through the shaft. The underground mine is scheduled to produce approximately 2.2Mt of ore in 2017.

Production results for the 12 months ended December 31	2016	2015
MINING
Tonnes mined (000)	31,879	31,170
Ore tonnes mined (000)	6,218	6,862
MILLING
Tonnes processed (000)	7,296	6,833
Head grade milled (g/t)	3.1	3.5
Recovery (%)	80.0	83.8
Ounces produced	585,946	642,720
Ounces sold	568,375	643,976
Average price received ($/oz)	1,248	1,160
Cash operating costs[1] ($/oz)	678	557
Total cash costs[1] ($/oz)	736	604
Profit from mining activity[1] ($000)	291,101	358,184
ATTRIBUTABLE (45%)
Gold sales[1] ($000)	319,217	336,272
Ounces produced	263,676	289,224
Ounces sold	255,769	289,789
Gold on hand at period end[2] ($000)	13,840	4,006
Profit from mining activity[1] ($000)	130,995	161,183

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

Ore Reserves

Total ore reserves decreased this year as a function of mining depletion and geological model changes on the back of a significant increase in the underground grade control drilling. Underground drilling continues and is showing a significantly improved correlation with the new geological model. Drilling is also being conducted on the 3000 lode to confirm the underground potential. Depending on the dimensions of the lodes and the subsequent production capacity for this area, the appropriate mine design will be undertaken. Further drilling is also underway on the immediate up plunge extension of the current 9000 lode reserve that has the potential to add some mining flexibility and replenish reserves.

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[2] (Moz)
at December 31	Category	2016	2015	2016	2015	2016	2015	2016	2015
ORE RESERVES[1]
■ Stockpiles	Proven	2.9	3.8	1.4	1.7	0.1	0.2	0.06	0.1
■ Open pits	Proven	1.4	0.2	2.9	3.7	0.1	0.03	0.06	0.01
	Probable	25	30	2.1	2.2	1.7	2.2	0.8	1.0
■ Underground	Probable	42	45	5.4	5.6	7.2	8.2	3.2	3.7
TOTAL ORE RESERVES	Proven and Probable	71	80	4.0	4.1	9.2	11	4.1	4.8

[1]	Open pit ore reserves are reported at a gold price of $1,000/oz and an average cut-off of 0.88g/t and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr. Nicholas Coomson, an officer of the company and a competent person. Underground ore reserves are reported at a gold price of $1,000/oz and a cut-off of 2.5g/t and include dilution and ore loss factors. Underground ore reserves were calculated by Mr. Tim Peters, an external consultant and a competent person.
[2]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 45% interest in the Kibali gold mine.

Processing, Plant and Engineering

Processing

The mine faced a number of challenges in the first half of the year, largely due to management and operational issues, compounded by a decision to trial 100% sulphide feed, followed by having to deal with multiple ore types. The stable ore feed from KCD dropped off substantially at the end of the first quarter to be replaced by multiple ore sources from underground and satellite pits, and the stability issues were further aggravated by a mill journal failure at the end of the first quarter.

Increased management focus, including changes within the metallurgical, engineering and mineral resource management teams, coupled with increased ore feed flexibility resulted in a steady improvement in both throughput and recoveries through the second half of the year. Throughput increased steadily, culminating in 7.3Mt of ore treated in 2016, a 7% increase over the previous year.

Engineering and power supply

Following the issues in the first half of the year and after some changes to management, the team focused on increasing mill availability and run-time in the second half, with 94.4% and 93.7% achieved respectively during the last quarter.

The Nzoro II hydropower station was optimized during 2015 and reached its design power supply (22M) by the start of 2016. The increased power required to maximize mill throughput and supply the expanding underground development resulted in a 60:40 hydropower/thermal power blend. Commissioning of a second new hydropower station, Ambarau, at the start of 2017 and a new, third, Azambi, in 2018, is expected to deliver hydropower in line with the original feasibility study, along with a consequent drop in power costs. Nonetheless, with the steadier supply of hydropower and increased grid stability, combined with slightly lower fuel prices, power costs dropped from $0.15/kWh in 2015 to $0.13kWh in 2016. Total power consumption was 284GWh in 2016 compared with 253GWh in 2015.

Construction

Following the damage caused by flooding of the Ambarau hydropower project at the end of 2015, remedial work on the diversion dam and Carpi membrane (protective watertight geomembrane covering on the wall) had to be undertaken before work on the final section of hardfill (non-reinforced cemented aggregate material) wall could resume. This was completed during the year and the station was successfully commissioned in January 2017 during the lowest river flow and therefore lowest risk period.

Work has started on the third hydropower station, Azambi, which is expected to be completed and commissioned in 2018.

An expansion of the process plant’s UFG capacity was approved during the year and is expected to be completed by the end of the first quarter of 2017. This should enable Kibali to maintain recovery with the current throughput capacity when operating on a 100% sulphide feed, which will be required as the ore feed from underground is increased. The introduction of a secondary crushing circuit on Line 2 in the metallurgical facility was also completed during the fourth quarter and successfully commissioned in January 2017. This addition will add to the capability of the metallurgical facility to process a 100% sulphide feed, including the flexibility to feed free-milling ore, at the nameplate throughput rate.

Decline Development

The mine continued to increase the rate of underground decline development with 13.2km of development achieved in 2016 compared to 10.6km in 2015. This takes the total development for the project to 35.9km. The C-decline is on schedule to hole with the shaft bottom in the second quarter of 2017.

Vertical Shaft System

Construction of the underground infrastructure for the vertical shaft is still in progress and the system is planned for commissioning in the third quarter of 2017. The remaining off-shaft development was slightly ahead of plan for the year.

KIBALI VERTICAL SHAFT RESULTS
12 months ended December 31	2016	2015
Vertical meters	-	45
Off shaft development	3,116	735

KIBALI UNDERGROUND DECLINE RESULTS
12 months ended December 31	2016	2015
Ore tonnes mined	1,578,386	803,879
Development meters	13,182	10,599

Exploration

Exploration focused mainly on the near mine targets with upside potential to give flexibility to the mining operations. Work was also undertaken on updating the KCD model from the relogging of the underground core from the 9000 and 3000 lodes which resulted in a motivation to drill the new model. Drilling started at the end of 2016 and will continue in 2017.

A secondary focus during the year was on generating and elevating regional targets with potential. Kalimva-Ikamva was one of the targets where the conclusion of the surface and sub-surface work resulted in a motivation for a drilling program. Drilling started at the end of the year and will continue during the course of 2017. A zone of potential mineralization was identified at Sessenge SW at the contact between the BIF and meta-conglomerate. Similarly, trenching also identified three lenses of mineralization at Agbarabo East, hosted in the meta-sediments plunging northeast, with this mineralization supported down plunge by RC drillhole results.

Health and Safety

Kibali had five LTIs during the year, a decrease from the six LTIs reported in 2015, resulting in a 21% decrease in

LTIFR to 0.44 compared to the previous year (2015: 0.56). The total injury frequency rate (TIFR) also decreased from 6.11 in 2015 to 3.19 in 2016. A concerted effort was made during the year to address the high levels of malaria through awareness and educational campaigns, achieving a further 26% reduction in the malaria incidence rate to 26.4% following the 46% decrease in 2015.

There was an encouraging increase in voluntary HIV testing in 2016, with 1,330 VCTs conducted during the year and a HIV positivity rate of 3.4% compared to 7.3% in 2015.

The mine’s health and safety management system was successfully assessed by an independent third party to be compliant with the requirements of the draft ISO 45001 standard, and the mine is awaiting the finalization of this standard which is yet to be published by ISO.

Environment

Environmental management was well controlled with no major incidents recorded during the year. The biodiversity off-set program, in partnership with the Garamba National Park, completed its third year with Kibali contributing towards infrastructure development to facilitate vehicle access into the park, and further elephant collaring.

Rehabilitation continues as areas become available, with the Mofu waste dumps now completely vegetated.

The DRC mining authority in charge of environment has approved the updated environmental and social impact assessment report.

The mine successfully underwent its first ISO 14001 surveillance audit in December and retained its certification.

Human Resources and Industrial Relations

Constructive labor relations were maintained with the unions and workforce during the year and there were no disruptions to operations resulting from industrial action. An excellence bonus was implemented following the agreement reached at the end of 2015.

Following the demobilization and reduction of the workforce during 2015, the start of construction on the Azambi hydropower station, an expanded geological drilling campaign and the addition of three more satellite pits resulted in an increase in operational labor complement to 5,048 during the year.

The mine has continued to focus on employing locally, increasing training and transferring skilled jobs to host country nationals, and of the total manpower, 90% are now nationals compared to 87% in the prior year.

Kibali Manpower
	2016			2015
at December 31	Expats	Nationals	Total	Expats	Nationals	Total
Employees	105	664	769	96	609	705
Contractors	409	3,870	4,279	448	3,008	3,456
TOTAL	514	4,534	5,048	544	3,617	4,161

Community

2016 was a difficult year for the DRC due to heightened political uncertainty. However, Kibali maintained a cooperative relationship with the surrounding communities. In addition to the investment in community infrastructure such as schools, clinics, potable water sources and sporting facilities, the mine also continued to focus on sustainable local economic development, including the establishment of several small businesses, poultry and livestock projects, as well as micro-finance facilities. A 500ha community maize farm and the start of an industrial scale palm oil farm and processing unit are also planned for 2017.

A ‘pride of school’ competition has been launched successfully. This involves active participation by parents in the business of the schools. In addition, construction and equipping of the community clinic was completed during the year which will supplement sustainable primary health care in the area.

MORILA

The Morila gold mine is situated some 280 kilometers southeast of Bamako, the capital of Mali and 900 kilometers to the north of the port of Abidjan in Côte d’Ivoire. The mine can also be supplied via the port of Dakar in Senegal located 1,200 kilometers to the northwest. The mine and associated mining lease is owned by Société des Mines de Morila SA (Morila) which is a joint venture company owned by Randgold (40%), AngloGold Ashanti (40%) and the State of Mali (20%). The mine is operated by Randgold.

Operations

Since Morila’s inception in 2000, it has produced more than 6Moz from an open pit. In 2009, the mine was converted to a stockpile treatment operation. Closure was originally scheduled for 2013 but a pit pushback, now complete, and the TSF retreatment are planned to extend the LoM to 2019.

Morila produced 54,022oz in 2016, a 56% drop on the prior year as it transitioned from mining full grade ore to treating mineralized waste and finally started re-processing TSF material.

The mine continued to feed the mineralized waste from its stockpiles until its depletion in the third quarter and successfully converted the operation in the fourth quarter to feed higher grade TSF material in parallel with hydro-sluicing the waste material to the pit, as part of its rehabilitation and closure plan.

With the lower grade fed and consequent lower recovery achieved, total cash costs increased to $1,113/oz compared to $674/oz in the previous year.

Gold sales amounted to $65.1 million (100% basis), a 54% drop on the previous year, leading to a significant decrease in the profit from mining activity (before interest, tax and depreciation) to $6.9 million for the year compared to the $60.5 million the previous year.

Capital expenditure for the year was $2.1 million which was related to the TSF retreatment project and feasibility work on the Ntiola and Viper projects (2015: $11.0 million).

Mining and Production

Mining activity during the year initially consisted of the re-handling of the mineralized waste stockpiles until its completion in the third quarter. The TSF reclamation started in June with a progressive ramp up to reach full production in the fourth quarter.

The TSF material fed to the plant was primarily from the higher grade eastern wall which was reground in the plant prior to leach recovery. This will continue through the first half of 2017 while the operation continues to expose the basin material (which can be fed directly to the leach circuit), allowing the ball mill operation to be stopped to further reduce costs.

12 months ended December 31	2016	2015
MINING
Tonnes mined (000)	-	3,425
Ore tonnes mined (000)	-	939
TSF material processed (000)	1,760	-
MILLING
Tonnes processed (000)	3,774	3,063
Head grade milled (g/t)	0.6	1.4
Recovery (%)	79.4	91.1
Ounces produced	54,022	122,374
Ounces sold	52,296	122,374
Average price received ($/oz)	1,245	1,168
Cash operating costs[1] ($/oz)	1,039	645
Total cash costs[1] ($/oz)	1,113	674
Profit from mining activity[1] ($000)	6,867	60,487
Attributable (40%)
Gold sales[1] ($000)	26,034	57,197

12 months ended December 31	2016	2015
Ounces produced	21,609	48,950
Ounces sold	20,918	48,950
Gold on hand at period end[2] ($000)	800	-
Profit from mining activity[1] ($000)	2,747	24,195

Randgold owns 40% of Morila with the State of Mali and joint venture partner owning 20% and 40%, respectively. The group equity accounts for its 40% joint venture holding in Morila.

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.
[2]	Gold on hand represents gold in doré at the mine multiplied by the prevailing spot gold price at the end of the period.

Ore Reserves

Only the higher grade portion of the TSF is reported as ore reserves as it forms the bulk of the feed within the current LoM plan.

		Tonnes (Mt)		Grade(g/t)		Gold (Moz)		Attributable Gold[2] (Moz)
at December 31, 2015	Category	2016	2015	2016	2015	2016	2015	2016	2015
ORE RESERVES[1]
■ Stockpiles	Proven	-	-	-	-	-	-	-	-
■ Open pit	Probable	-	-	-	-	-	-	-	-
■ TSF	Probable	15	15	0.5	0.6	0.3	0.3	0.1	0.1
TOTAL ORE RESERVES	Proven and Probable	15	15	0.5	0.6	0.3	0.3	0.1	0.1

[1]	TSF ore reserves are reported at a $1,000/oz cut-off grade of 0.49g/t. Ore reserves were calculated by Mr. Shaun Gillespie, an officer of the company and competent person.
[2]	Attributable gold (MOZ refers to the quantity attributed to Randgold based in its 40% interest in Morila.

Processing, Plant and Engineering

Processing

Throughput increased during the year by 23% to 3,774kt (2015: 3,063kt) with a throughput rate of 484tph compared to 372tph in 2015. The increase in throughput rate was a consequence of the improvement in the milling and crushing circuits which impacted the first half of the year and also the feeding of the TSF material from the second half of the year.

Changes were made in the plant for the handling of the TSF material, including the recommissioning of the second thickener, to allow the feed of higher slurry volumes and recycling of the excess water. The crushing circuit was stopped at the end of the third quarter after the depletion of the mineralized waste material but the milling circuit has been maintained to allow for the regrinding of the TSF coarse wall material which cannot be fed directly to the CIL.

The oxygenation circuit was also upgraded with an extra 5 tonne oxygen plant to sustain the recovery rate. The installation of Aachen high shear oxygen reactors on CIL tanks 1 and 2, to enhance oxygen dispersion leading to improved dissolved oxygen levels in the CIL circuit and a reduction in cyanide consumption, was also completed.

Engineering and power supply

Engineering availability for the year was 90.2%, slightly below target, mainly due to the lower availability of the power generation equipment and the extended scheduled shut down for maintenance and replacement of the ball mill liners. The crushing section has been stopped following the completion of the mineralized waste processing and has been placed on care and maintenance until future ore supply is secured.

Total power consumption of 104.2GWh decreased by 2% compared to the previous year (2015: 106.4GWh). This was generated at a fuel efficiency of 0.242l/kWh, resulting in a total power cost of $0.15/kWh (2015: $0.17/kWh), which was positively impacted by lower fuel prices during the year.

The operating agreement of the power station ended in November and the mine has taken over the management of the power operations. A partnership has been maintained with the original engine supplier with regard to the major overhauling of the engines and the supply of critical parts. Major services were performed on two of the medium speed generators during the year.

TSF Project

The TSF project was approved in 2015 and the mine began full TSF processing in October 2016. The de-capping operation to remove the lower grade tailings fraction on the TSF which began in April 2015 was hampered in early 2016 when the mine experienced issues with pit water pumping and distribution. These were subsequently addressed with the upgrading of the pumping system and the acquisition of two higher capacity pumps along with the redirection of the pumping pipelines.

The LoM, currently based only on TSF material, has been updated to recover the remaining material to be sluiced to the pit or fed to the plant:

•	30.1Mt of low grade material to be pumped directly into the pit through to 2020; and

•	15.6Mt of higher grade material (0.5g/t) to be processed in the plant through to 2019.

Domba Project

The Domba project is still awaiting approval of the final permitting process. Management continues to engage with all interested and affected parties to clear the outstanding approvals which will enable the project to go ahead, which is expected to be achieved in the first half of the year. This would add approximately 40,000oz of production over a three month period if it were to proceed. Domba is currently not included in the LoM plans or reserves.

Exploration

The company has engaged with Birimian Gold Limited (Birimian), the permit holder of the nearby Ntiola and Viper deposits situated on the Massigui project 25km NW of Morila. An option agreement was concluded to conduct a six month evaluation program of these two deposits. Following this, should the results prove economic, an upfront payment will be made to Birimian to allow Morila to mine and process the ore with royalties payable to Birimian based on the gold produced.

The first phase of evaluation drilling was completed on both the Ntiola and Viper targets. 104 holes (totalling 6,900m) were drilled including Reverse Circulation (RC) and diamond drilling aimed at reducing the drill spacing by half in the $1,000/oz pit shell. Work continues on confirming the geological models with further results expected during the first quarter of 2017.

Health and Safety

One LTI was recorded during the year compared to zero in the prior year. The LTIFR was 0.56 compared to zero in 2015. An external audit for OHSAS 18001 compliance was undertaken in January and the mine maintained its certification.

The malaria incidence rate dropped to 13% during the year, a 44% decrease from the previous year. This was supported by the mass drug administration program initiated by the mine. In total, 930 people were tested for HIV and the prevalence rate was 0.1% (one positive case). Blood sampling for Hepatitis B continued during the year and 731 people (92% of employees) were sampled with 108 positives cases recorded (prevalence rate of 15%). Of the 108 cases, only three were evolutionary and the others showed old traces of the virus, with follow-up treatment provided as needed.

Environment

No major environmental incidents were recorded during the year. The Morila operation was successfully audited by an external consultant and has been recommended for certification of ISO 14001. A new Weak Acid Dissociable (WAD) analyser has been installed for pit water cyanide analysis. A new modern incinerator complete with an exhaust gas analyser has been acquired for the biomedical waste incineration at the medical centers and air quality control at the power plant.

During the year, a number of studies with independent consultants, including a fauna and flora study, social evaluation study and aquatic assessment were undertaken. All indicated positive improvements in the environment.

The rehabilitation of 100ha has been completed as per the rehabilitation and closure plan. A closure workshop was held with the community and government representatives at Morila and two sessions of closure communication to stakeholders were held in the surrounding towns of Bougouni and Sikasso. The mine has drilled two additional monitoring boreholes around the pit for groundwater quality control.

Human Resources and Industrial Relations

Employment remained steady with a slight decrease in the total manpower at the end of the year to 776 (2015: 781) of which 99% are Malian. This includes 404 persons employed by contractors. A stable industrial relations climate was maintained and preparations for the next retrenchment step has been completed with the involvement of workers’ representatives (union and delegates), in line with the cessation of mining activities. Training programs for employee capacity building, have been implemented. A career development plan for rising employees has also been designed in line with group policy.

Morila Manpower
	2016			2015
at December 31	Expats	Nationals	Total	Expats	Nationals	Total
Employees	0	372	372	2	357	359
Contractors	4	400	404	4	418	422
TOTAL	4	772	776	6	775	781

Community

Good relations with the community were maintained during the year and regular meetings were held with the local development committee (LDC). In conjunction with the LDC, a number of infrastructure development projects were undertaken for the benefit of the community, including:

•	Fencing Fingola health center;

•	Upgrading of Sanso mosque;

•	Additional water borehole drilled at Fingola;

•	11 water boreholes repaired at Domba; and

•	Nos Vies en Partage (charitable foundation) and CURE (medical supplies and equipment) project donations at Sanso (estimated value $0.5 million).

Agribusiness

During the year the mine continued to develop the pilot projects in partnership with potential operators with the aim of establishing a viable and sustainable agricenter, in line with the closure plan and strategy:

•	Fish – 12 new floating cages completed bringing available cages to 24; and

•	Poultry – construction of a rearing house with capacity for 15,000 chicks and two layer houses, each with capacity for 15,000 layers, were completed, bringing the total capacity of the poultry section to 40,000 layers.

In addition to Group Kledu as a potential operator, Morila consolidated its relationship with the UN Women’s Group and later with father Godfrey Nzamujo, founder of one of the most successful agribusiness initiatives in Africa, Songhai. With these new partners, Morila has raised awareness of the project and succeeded in obtaining the support of the Ministry of Industrial Development. The team is working to get a formal endorsement from the governmental council in 2017.

Massawa Gold Project

The Massawa project is located within the Kedougou-Kenieba erosional inlier, which is underlain by Lower Proterozoic Birimian metasedimentary-volcanic sequences. Regionally it is located on the plus 150km long northeast/southwest trending Main Transcurrent Shear Zone (MTZ) which is a significant transcrustal dislocation between the Mako Supergroup (basaltic flow rocks, minor intercalated volcaniclastics, and ultramafic sub-volcanic intrusions) and the Diale-Dalema Supergroup (volcano-sedimentary to sedimentary rocks) within the Kedougou-Kenieba inlier. Mineralization at Massawa is located in various lithologies but is structurally controlled within anastomosing shears that converge to the north. Sofia is hosted in a west-dipping mylonitic shear structure with intense silica-albite alteration that contains fine, disseminated pyrite located in an intrusive package in the immediate hangingwall of an early gabbroic sill.

The project consists of the main Massawa deposit, which is split into two zones, the Central Zone (CZ) and Northern Zone (NZ), and the Sofia deposit, located 11km west of the Massawa deposit, which was added to the project reserve during the past year.

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable Gold (Moz) [2]
at December 31, 2016	Category	2016	2015	2016	2015	2016	2015	2016	2015
ORE RESERVES[1] Open pits	Probable	19	21	4.3	3.1	2.6	2.0	2.2	1.7
TOTAL ORE RESERVES	Proven and Probable	19	21	4.3	3.1	2.6	2.0	2.2	1.7

[1]	Open pit ore reserves are reported at a gold price of $1,000/oz and a 1.13g/t cut-off and include dilution and ore loss factors. Open pit ore reserves were generated by Mr. Shaun Gillespie, an officer of the company and competent person.
[2]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 83.25% interest in Massawa.

Project Update

The development of the Massawa project was delayed in 2011 since it did not pass Randgold’s investment hurdle rates, principally due to the high cost of treating the refractory ores. However, evaluation work has continued and a number of fundamental findings have been made over the last two years which, together with the lower cost environment, have reprioritized the project:

•	The non-refractory Sofia deposit has been added to the reserves of the project in the last year. There remains significant potential for the Sofia deposit to be expanded with continued drilling;

•	Orientation reverse circulation (RC) grade control drilling of four portions of the Massawa CZ have allowed the complex geological model of the anastomosing shears to be revised, resulting in a lower tonnage, higher grade geological model;

•	The metallurgical test work on the four orientation grids has indicated that an 80% metallurgical recovery is achievable on the bulk of the CZ deposit with a gravity, flotation, ultra-fine grind and leach circuit; and

•	Bio-oxidation (Biox) batch test work has confirmed the technology is capable of delivering an 89% overall recovery for the NZ refractory ore.

These key changes have resulted in the critical mass of the combined Massawa-Sofia project moving away from the high cost refractory ore to one that is dominated by the relatively easy leaching ores of Sofia and the Massawa CZ. The updated geological model of the Massawa CZ has clearly defined two styles of mineralization consisting of a thin high grade Phase 2, with a significant coarse gold component, surrounded by a lower grade Phase 1 mineralization. Metallurgical testwork has now identified the transition boundary between the refractory ore of North Zone 2 (NZ2) and the CZ.

The Sofia ore is free leaching and a recovery of 89% is possible with gravity and cyanide leaching. Oxide ores range from 91% recovery in Sofia to 85% recovery in NZ2. The overall recovery over the life of the project is expected to exceed 85%, with the earlier years reporting higher recoveries when the feed schedule is dominated by Massawa oxide material and Sofia ore. Approximately one quarter of the total feed material is from the Sofia deposit and will be hauled to the Massawa plant (5.8Mt), while just less than 30% of the material is from the refractory NZ (6.3Mt), and would be subject to Biox in the latter years of the project. The remaining 5.8Mt of fresh sulphide ore is from the CZ, and would be subjected to the flotation and ultra-fine grind circuit.

Technical and Financial Assessment

The technical and financial assessment of the project was updated during the year to include the latest available information. Operating costs have been updated based on HFO power generation on site of 17c/KWh and a total plant throughput of 2.4Mtpa, split into two streams of 1.2Mtpa each. Operating costs range from $18/t milled for Sofia to $36/t for the refractory ore of NZ2. An economic assessment, based on the key parameters summarized below, demonstrated the potential for the project to pass Randgold’s investment filters:

•	Total ore mined from Massawa and Sofia Main and North pits of 21.6Mt of ore at an average grade of 3.97g/t containing 2.75Moz of gold;

•	Strip ratio of 7:1 to give total tonnes mined of 172Mt;

•	Mining costs average of $3.28/t mined over the LoM;

•	Haulage costs average of $3.2/ore tonne;

•	Plant costs average of $23.5/ore tonne but include a range of costs dependant on ore feed and process route;

•	G&A costs of $8.0/ore tonne milled over LoM, including outside engineering costs;

•	Capital construction cost of $438 million;

•	Ongoing capital of $38 million over LoM; and

•	A closure cost of $20 million.

A financial model was run using a $1,000/oz gold price feeding the current mining schedule, together with a 3% royalty on revenue and a 5-year tax holiday, followed by corporate tax at a 25% rate, which produced a total net cash flow after tax of $458 million, and IRR of 18%. Only 19Mt at 4.3g/t for 2.6Moz of the total material reviewed in the technical assessment qualified as ore reserve. Further drilling is required on Sofia North before this can be classified as ore reserve.

Looking Forward

As the economic assessment is now approaching Randgold’s required hurdle rate for investment, the project is being progressed with the intention to grow the project and reserves to pass Randgold’s key hurdle rates for investment. In 2017, the intention is to continue to drill out and expand the Sofia reserves to increase the portion of free leaching ore in the project, while simultaneously completing infill RC drilling of the Massawa CZ, which it is estimated will take 10 months to complete.

Exploration

The exploration program at Sofia has revised the geological modelling for the area leading to a better understanding of the control on mineralization. In addition to this, other advanced targets have been identified for follow up investigation.

EXPLORATION REVIEW

The team has set itself the target of three new world class projects in the next five years and the first of these is expected to be the Massawa-Sofia project in Senegal where perseverance, combined with a new geological and metallurgical understanding, has materially altered the economics of the project. The team also continues to focus on Randgold’s strategic areas where it believes there is the potential for world-class deposits – Eastern Senegal and Western Mali, Southern Mali and Côte d’Ivoire, and Northeastern DRC.

The aim is to continue growing Randgold’s portfolio over the most prospective structures in these districts while at the same time replacing mining depletion at the operations. Randgold’s exploration portfolio consists of 134 active targets within an exploration permit portfolio of 14,072km2 with a further 7,188km2 under application.

SENEGAL

Sofia

The current focus in Senegal is the ongoing work on Massawa and Sofia to expand these deposits. This is focused on increasing the amount of non-refractory mineralization on the project relative to refractory ore, and banking the Sofia North reserve. Results from this year’s work represent a material change in the understanding of the Massawa-Sofia project and its potential to be Randgold’s next operation.

Sofia is an old target which has been rejuvenated over the last two years following a review of historically high grade intersections. The target features a zone of high grade (+6g/t) mineralization which plunges gently to the northeast over a strike of 600m. Mineralisation is hosted in a west-dipping mylonitic shear structure with intense silica-albite alteration which contains fine, disseminated Pyrite located in an intrusive package in the immediate hangingwall of an early gabbroic sill.

The understanding of the Sofia model improved through the year with a full drill-out at 40m spacing within the $1,000/oz pit shell at Sofia Main. Additionally, deeper diamond holes were drilled around the pit to test open extensions to the high grade mineralization and a number of these targets remain open for further testing in 2017.

The Sofia target has not yet been drilled below 150m and high grade intersections remain open at both the northern and southern strike extensions. The strike potential of the system goes beyond the current focus of the drilling as well as historical exploration work, and extends over a 10km strike along the Sofia structure which will be a priority focus for the team in 2017. This is part of the wider exploration program across the Kanoumba permit, which features a number of existing satellites and a range of early stage targets developed from generative programs conducted through the year.

Massawa

At Massawa, work focused on improving the geological model to develop a better understanding of the complex metallurgy of the deposit.

During the year, the deposit was completely relogged and remodelled, resulting in an updated geological model of two separate domains of mineralization in the CZ known as Phase 1 and Phase 2. Subsequent drilling confirmed the continuity of these zones and highlighted the potential to reduce tonnes and increase grade, improving the economics of Massawa. At the same time, extensive metallurgical testwork in the CZ has shown that it responds well to gravity, flotation and ultra-fine grind followed by leaching, returning up to 80% recovery which also has a favorable impact on the deposit economics and, along with Sofia, increases the non-refractory component of the Massawa project.

Similar work was completed on the Northern Zone (NZ) mineralization at Massawa which has been confirmed as refractory with recoveries of up to 89% from Bio-oxidation testwork. The current program identified the metallurgical transition boundary between the two distinct metallurgical domains of CZ and NZ.

Bambadji

An updated joint venture agreement with Randgold’s partner, Iamgold, was signed during the year. However, the restart of work on the Bambadji permit was delayed due to the government’s finalization of the mining convention under the terms of the new mining code. This process is expected to conclude early in 2017. In preparing to restart work at Bambadji, which is located to the immediate west of the Loulo-Gounkoto complex, all historical data was reintegrated to create new geology and prospectivity maps of the permit. The key aims are to identify and delineate the major fluid pathways within the Bambadji permit area and complete a first pass review to identify priority targets along these structures. A visual analysis of lithology, structures and geochemical anomalism was used to preliminarily define 22 targets with four priority targets, and field work is expected to begin early in 2017.

MALI

Loulo

Brownfields

On the Loulo permit, the focus continued to be on brownfields exploration around the deposits to replace depleted reserves and identify near mine satellite deposits to provide the operation with flexibility. Twenty-three diamond holes were drilled into the exploration panel which confirmed the continuity of the Gara quartz tourmaline breccia up to a major fault on the margin of an albitite intrusion. The intersections from this program were predictably variable, as is the nature of the Gara mineralization.

Going forward, exploration drilling at Gara will focus on testing several targets on the northern limits of the Gara deposit, hosted in sub-horizontally plunging ‘Gara style’ fold hinges located at depth. Surface mapping on the strike extensions of the deposit towards the end of the year confirmed a 600m extension of the tourmalized system to the north of Gara and identified a number of mineralized quartz tourmaline outcrops to the south of Gara, both of which are exciting follow up targets for 2017.

At Yalea, relogging early in the year identified two structural models at depth to the south of the deposit which were subsequently drill tested. These targets were based on the projection of features within the orebody which have a close correlation with the high grade, Purple Patch mineralization. YDH278 returned 9.35m @ 0.3g/t from 804m, and did not confirm the model of a gently plunging carbonate structural intersection. In contrast, the second deeper scout hole, YDH279, intersected two zones of mineralization returning 11.7m @ 3.66g/t from 1,244.2m (Zone 1) and 17.9m @ 2.44g/t from 1 267.3m, including 5.65m @ 5.2g/t (Zone 2). Alteration and mineralization are typical of the Yalea system but lacks the intense deformation associated with the high grade ore required at these depths.

This work concluded the testing of all the existing targets around Yalea. A new relog and study of the deposit was initiated to review the controls to high grade mineralization at Yalea to generate drill targets to test for additional near-mine high grade potential in 2017. This work has been completed and proposes a new control on high grade mineralization at Yalea where Purple Patch type mineralization is controlled by dilational west dipping structures as the Yalea Shear transfers strain between ductile footwall and hangingwall carbonates. Follow-up drilling on up to five different exploration targets at Yalea is planned for 2017.

Significant work this year was also carried out on the Gara South target, with trenching, RC and diamond drilling confirming the continuity of a sinistral fold model for the mineralized system, which is the southern extension, at surface, of the Gara deposit. Results from over 1.1km of identified strike to a depth of 150m from surface, confirmed the potential for open pit mineralization above 3g/t, which is close to the plant. However, a zone of weaker grades in the center of the target caused a material decrease in the volume of +5g/t mineralization at surface affecting the pit shells. An economic evaluation of mineralization at Gara South open pit shows this opportunity is only economically viable at a $1,200/gold price or higher and, as such, may only have potential to supply supplementary plant feed towards the end of its project life.

Gounkoto

At Gounkoto, work focused around the deposit and on a renewed exploration program along the main Gounkoto and Faraba structures. At P64W at the northern end of the Gounkoto pit, further analysis of the target identified steeply plunging shoots of high grade mineralization along structural intersections between NS striking chlorite-sericite altered shears that cross-cut NE striking hematite-magnetite-chlorite sheared ‘ironstone’ with open potential for an underground target. Despite some of the initial boreholes being weak, the system remains open, close to the Gounkoto underground project and the team is evaluating options for further drilling.

The first of several other conceptual targets around Gounkoto was drill tested during the year. At Miriya, 500m north of the pit on the MZ3 structure at Gounkoto, hole MRDH001 returned weak results and showed the chlorite-hematite alteration associated with higher grades lacks spatial continuity. These results have diminished the prospectivity of the jog target, while drilling to test the northern extension of the MZ3 HW structure at depth is underway.

A structural review for additional brownfields opportunities across the entire Gounkoto system has identified three targets located in the footwall domain; MZ4 south extension, MZ2 footwall, and MZ1 footwall. These targets are being validated for follow-up drill testing.

At Faraba Main (which has not been worked on since before the Gounkoto discovery) a review and re-log confirmed the relationship between pyrite with arsenopyrite mineralization and shearing, albite/hematite alteration and coarse grained, competent units in the local stratigraphy. This information was used to update the interpretation at Faraba North, where higher grade mineralization occurs in the footwall to broad, low grade ‘Faraba Main’ style mineralization. High grade mineralization is related to several factors including increased shear strain, intensity of silica carbonate alteration that overprints early silica albite, and quartz carbonate vein development. In addition, higher grade mineralization is often hosted within competent breccia units. Follow-up work is being planned for 2017 to test if the silica-carbonate altered shears that host higher grade mineralization are part of the Faraba Structure or a separate NNE cross cutting structure.

Trenching at Faraba West and Faraba Southwest targets along the Gounkoto Domain boundary in the second quarter returned weaker than expected results. At Faraba West, FWTR05 returned intercepts of 13.45m @ 2.05g/t from 41m (Domain Boundary) and 10.65m @ 0.27g/t from 96.10m (NE Structure). At Faraba SW, trench FSWTR01 tested the interpreted strike projection of the Domain Boundary and returned 2.7m @ 0.37g/t from 29.35m.

A gap analysis has been completed for both the Domain Boundary and Faraba structures at Gounkoto, highlighting areas along their strike which require follow-up fieldwork. The initial focus in 2017 is field mapping and trenching across previously untested parts of these mineralized trends and their projection into the Bena project to the south and Bambadji project to the northwest.

Bakolobi (Taurus joint venture)

At Bakolobi, work this year continued along the two main mineralized trends which were identified through previous work. These trends feature west-dipping, brittle ductile structures with variable but continuous silica, carbonate and albite alteration and mineralization along their strike, which in the Bakolobi permit is approximately 7km. The grades in these structures are between 0.5g/t and 1.5g/t. However, this year work focused on confirming the continuity of these structures and, in the process, identified zones of higher grade mineralization particularly in the eastern Dioula-Gamaye structure.

At Dioula, close to the northern limit of the permit, two trenches excavated 125m and 260m north of BKTR003 – 16.15m @ 2.23g/t, including 5.1m @ 5.33 g/t, confirmed approximately 350m strike length of stronger alteration and elevated grades compared to the rest of the structure. BKTR010 returned 18.30m @ 3.55g/t including 11.10m @ 5.27g/t from 8.30m while BKTR011 intersected 16.50m @ 1.18g/t from 13.60m including 1m @ 11.70g/t from 13.60m, hosted in a brecciated and sheared sandstone with silica, carbonate, albite, sericite and local tourmaline alteration.

Following further trenching along the structure, which confirmed its continuity, a drilling program of 30 holes was completed to test for high grade mineralization in plunging shoots, including six diamond holes. The results at Dioula and Gamaye confirmed a continuous alteration and mineralization system along the full 6km strike. Best intersections from Dioula include: DLDH001 – 9m @ 4.61g/t from 114m; DLDH002 – 7.05m @ 3.46g/t from 116.8m; DLRC044 11m @ 3.31g/t from 59m, with highlights from the Gamaye drilling: GARC046 – 8m @ 3.63g/t from 80m and GADH001 – 6.1m @ 2.32 g/t from 108.75m. Mineralization is hosted in a 20-50m wide silica-carbonate, sericite, albite and chlorite alteration envelope delineated by HW and FW shears, with the best grades located close to the HW shear and within the most silicified zones of the host sandstone and breccia lithologies. At Gamaye, mineralization is hosted more in banded quartzites with an additional high grade FW mineralized zone (GARC044 – 8m @ 5.56g/t). Analysis of the results defined a number of higher grade parts (between 350 and 750m strike length) while follow-up programs in 2017 will include drilling on the western Kolinguida target.

Legend joint venture

After significant surface and sub-surface work, a final decision was made to cease the joint venture with Legend Gold to the south of Sadiola.

Alecto joint venture

A new joint venture was signed with Alecto Minerals covering 137km² in two permits, Kobokoto and Koussikoto, along the northern part of the MTZ. Randgold is earning up to 65% of the project through the completion of a prefeasibility study. The Alecto permits cover a strike length of approximately 6km of the Mali MTZ structure and contain a number of mineralized trench and drill results beneath significant scale soil anomalies.

Regional mapping with lithosampling and validation of soil anomalies confirmed the NW-SE striking orientation of the lithologies in the area and also identified two or more major geological domains. These are interpreted to be basinal sediments and clastic rocks which have been intruded by a range of different plutonic rocks in the east, and a mélange of volcano-sedimentary rocks in the west, interpreted to be part of the Mako volcanic system. The results of the geochemical work confirmed the mineralization trend in the central part of Kobokoto permit along a NS-NNW trend at Massakama main and Massakama south with lithosamples along a chert ridge returning results of up to 3g/t. Intensive pitting, trenching and detail mapping were carried out over the priority targets defined in the central part of the Kobokoto permit. First pit results have highlighted the presence of mineralization associated with weakly altered saprolite and oxidized veins following the main NS and NNW structures and further work is in progress along this trend to better define its potential to host large deposits.

Bena license

The Bena license is located to the immediate South of the Gounkoto permit and hosts the strike extensions of the Faraba and Gounkoto structures. Work at Bena continues to focus on the two principal N-S targets of Sinsinko and Boulandissou.

At Sinsinko, a new mapping program and reinterpretation of the main structure highlighted a possible west dip of the main mineralized pink quartzite unit. Previous drilling tested an east dipping model and may explain weak historical results along the target which may not have been adequately tested. Drilling to test this new model will take place in 2017. Trenching on other sub-parallel targets to Sinsinko Main during the year confirmed the presence of weak silica carbonate alteration with high grades confined to centimetric oxidized structures containing silica carbonate veinlets.

A trench completed to the north of the old Boulandissou target (historical trench results include 26m @ 3.53g/t and 12.87m @ 2.04g/t) intersected altered saprolite with an intersection of 11m @ 0.43g/t in sheared and brecciated sandstone units confirming the open nature of the Boulandissou structure at the southern limit of transported material in the north of the Bena permit. A drilling program in 2017 will test the strike extension of this structure beneath the transported material.

Morila

No further exploration work was carried out at Morila. However, Morila signed an option agreement with Birimian Gold Mali Sarl (Birimian) providing access to Birimian’s N’tiola and Viper targets which are approximately 25km from the Morila plant. Morila would pay $1 million to exercise its option to mine the satellites, following a successful feasibility study which is expected to take six months. The first phase of drilling on the targets has been completed and has broadly confirmed the model at Ntiola and highlighted a 700m strike length of elevated grades in the Viper target. The feasibility study will be completed in 2017.

CÔTE D’IVOIRE

Côte d’Ivoire is Randgold’s principle grassroots destination and exceeds DRC in terms of its total groundholding. The company has eight permits totalling 4,211km² with a further 19 permits under application. Randgold and Newcrest recently signed a heads of agreement to jointly explore within a large area of interest in the SE of the country. This program is expected to begin in 2017 pending the award of appropriate permits to begin exploration.

Mankono

At Mankono, work has continued on the Gbongogo target where exploration previously identified a wide, mineralized intrusion which may be amenable to bulk mining. Previously reported trench results include 102.70m @ 1.90g/t including 73.60m @ 2.36g/t, 14.20m @ 3.25g/t and 6.60m @ 3.84g/t, 62m @ 1.59g/t including 36.50m @ 2.38g/t and 17.75m @ 3.41g/t. This year, reconnaissance diamond drilling confirmed this system at depth with quartz-tourmaline-pyrite veins intersected in a deformed and altered granitic intrusion. This drilling confirmed the host rocks of the stockwork to be over 100m wide and present along the strike of the target. Intrusive contacts dip to the west at a moderate 40-50 degrees while the majority of mineralized veins dip to the east. Mineralization in fresh rock is pyrite within and around the quartz tourmaline veins and within the variable altered intrusive itself. Additional zones of alteration and disseminated sulphide mineralization were also intersected on both the hangingwall and footwall sides of the intrusion.

Holes drilled perpendicular to the west dipping contacts of the intrusion but parallel to the veins within it returned: GBDDH002 – 81.70m @ 1.68g/t including 15m @ 3g/t and 7.50m @ 5.69g/t; GBDDH004 – 76.95m @ 2.50g/t including 18.20m @ 6.16g/t; 14.40m @ 2.68g/t; GBDDH006 – 26.50m @ 2.34g/t including 6m @ 5.26g/t, 24.10m @ 1.18g/t and 7.70m @ 2.48g/t; and GBDDH005 – 41.80m @ 1.04g/t including 27.30m @ 1.28g/t and 5.10m @ 3.15g/t. One hole, GBDDH007 was drilled perpendicular to the veins to better appreciate their distribution and for a more accurate estimation of the grade. It returned a more consistent intersection of 130.20m @ 2.68g/t including 10.70m @ 15.02g/t and 8.10m @ 3.71g/t.

Drilling along strike to test the extensions of the intrusion show it to be pinching out and therefore more work is required to define Gbongogo’s potential to pass our strategic filters. Gbongogo main zone has been confirmed over a total strike length of 320m, at an average width of 70m and an average grade of 1.8g/t although grades could be as high as 2.68g/t.

In order to increase the potential of the target, the strategy at Gbongogo is to trace the mineralizing system beyond its intrusive host through alteration and structural mapping to vector into feeder structures to the system. A ductile, steeper and strongly mineralized structure (11.60m @ 3.80g/t) has been identified outside of and at the northeastern end of the intrusion at Gbongogo. The structure is NNE trending and is associated with strong pervasive silicification, ankerite and weak tourmaline alteration, as well as strong quartz veins and fine disseminated pyrite.

Elsewhere on the Mankono permit infill soil sampling identified a robust, high grade soil anomaly over 2.8km in strike and over 400m width at Kowa, 10km to the SW of Gbongogo. The anomaly is located at the convergence of several structural, geochemical and lithological trends. Follow-up work has so far defined two anomalous trends comprising a broad zone of up to 70m width towards the west and a narrower eastern trend intersected in the trench KOWTR001 – 6.10m @ 0.60g/t. The western anomalism is still open along strike and requires further investigation. Pit lines are being extended to cover this contact, while first results from the infill soil along strike are pending.

Boundiali

Results from the VTEM survey were integrated with existing data resulting in a fundamental change in the interpretation and understanding of the main structures in the permit. The team has identified three key trends including the Syama and Fonondara structures which strike over +50km within the permit and underlie significant untested soil anomalies. On the back of this work, eight targets were identified and five prioritized for immediate follow-up along a 27km corridor on the Fonondara structure, while a 25km corridor containing three targets was prioritized on the Syama structure. Work towards the end of the year stepped away from known targets and focused on these new and untested areas which display a favorable lithological setting and structural complexity. Results from this work, which were being received at year end, are looking positive with pitting on the Baya target defining an anomalous zone of 200m width in silicified and moderately sheared volcaniclastics.

Earlier in the year, surface work at Kassere returned extremely encouraging results, with strong trench results confirming a wide system over a 1.2km strike. Results included: KT006 of 19.70m @ 5.21g/t including 10.50m @ 6.54g/t and 4m @ 8.05g/t; 23m @ 3.63g/t including 10m @ 5.82g/t and 16.60m @ 1.99g/t (open) including 7.60m @ 3.73g/t, and confirmed a large mineralized system over +130m width. The main mineralization at Kassere is controlled by multiple shears within greywacke intruded by feldspar porphyries. Four wide spaced reconnaissance diamond holes beneath the Kassere trenches returned weak results with best results: KASDDH001 – 33m @ 1.27g/t from 28m including 10.30m @ 2.13g/t from 39m; and KASDDH002 – 13.90m at 3.82g/t including 1.20m @ 38.10g/t, confirming the system at depth and along the strike of the target but with lower grades and narrower zones of mineralization compared to the trenches. The strong grades at surface mean that the Kassere mineralization could contribute to the oxide potential on the Boundiali permit. At this stage, the drilling completed at Kassere does not indicate the presence of a world class deposit but the occurrence of several near surface mineralized structures.

To the south of Kassere, the Fonondara structure strikes over +50km in the permit and hosts the Fonondara mineralized system where work this year consisted of infill trenching between the existing trenches and drilling to better understand the controls of the high grade mineralization and improve the geological model for further drilling. A total of seven trenches were excavated and confirmed the current model and identified strong zones of alteration and brecciation related to the intersection between NS and NE structures. Results included: FSTR006B – 39.20m @ 3.08g/t including 5.80m @ 3.20g/t; 5.80m @ 6.20g/t and 9.70m @ 4.70g/t.

Infill RC drilling at Fonondara Main this year confirmed the presence of high grade mineralization in the target including 31m @ 3.53g/t from 29m including 22m @ 4.62g/t; 12m @ 3.03g/t from 36m including 7m @ 4.82g/t; 12m @ 2.68g/t from 24m including 5m @ 6.16g/t; 15m @ 2.14g/t from 19m incl. 6m @ 3.37g/t and 11m @ 3.85g/t. The drilling also revealed a complex geometry of the ore at Fonondara Main with a pinching and swelling system both along strike and down dip with variability in both grades and widths. The system comprises up to four lodes within an alteration envelop of +150m.

Near Fonondara, a reconnaissance drilling program along the 15km Fonondara corridor identified multiple, narrow, low grade zones of mineralization controlled by multiple shears within greywacke or at an altered contact between sediments and a volcaniclastics unit. Intersections from this drilling include: 8m @ 0.99g/t including 3m @ 1.78g/t from 17m; 4m @

2.29g/t including 1m @ 6.97g/t from 95m; 10m @ 1.16g/t from 1m including 4m @ 2.42g/t; 5m @ 1.06g/t including 2m @ 2.06g/t; 5m @ 1.22g/t including 2m @ 2.22g/t, confirming the prospectivity of these regional structures at Boundiali which will be the focus of field work in 2017.

Fapoha

At Fapoha North, the integration of the last trench data returned low grades and confirmed the lack of structural complexity and lithological contrast to host a mineralized system which could pass Randgold’s filters. No further work is planned on this target and the priority was shifted to the western part of the permit where results from infill soil sampling programs are defining a number of strong anomalies at the contact with a granodiorite body.

Part of the Fapoha team has been moved to the new permit of Tiorotieri and started basic exploration over the strong soil anomalies defined on the Syama structure.

Nielle

At Tongon, the focus is extending the LoM. The drilling at Tongon NZ was completed in the third quarter, with 39 holes drilled in the pit to refine the granodiorite contacts and test the model. A zone of strong silica flooding containing visible gold was mapped over 190m strike in the center of the deposit where structures and mineralized zones converge. Assay results from this drilling are variable and do not always confirm the observations of visible gold. Larger leachwell analysis is being carried out to eliminate the nugget effect.

Three diamond holes totalling 427m were completed at Seydou south with the aim of collecting more lithological and structural data to improve the geological model. The holes provided key lithological and structural data pointing to a more complex mineralized system than previously thought, with steep and flat lying structures controlling mineralization.

Around Tongon, five targets for further work, including the poorly tested 1.4km gap between Seydou South and Jubula, have been prioritized for follow-up work as part of the program to extend Tongon’s LoM.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

The Kibali project is located in the Archean Moto volcanic belt of northeast DRC where Randgold (through its Kibali joint ventures) holds ground over 35km strike of the KZ structure, a regional mineralized trend which hosts the giant KCD deposit.

Exploration at Kibali continued to focus on the identification of satellite targets for operational flexibility. Kombokolo features a high grade plunging shoot in the hinge of an open fold. It is 1.6km from the plant, outcropping at surface and has favorable metallurgy with average recoveries of over 80% by straight cyanidation techniques. The deepest hole to be drilled in the high grade axis intersected KKDD023 – 16.9m @ 4.26g/t from 159.3m including 7.78m @ 8.81g/t from 168m, illustrating that the deposit is open down plunge.

Extensive surface work around the Rhino deposit continued through the year which identified a number of plunging mineralized lodes. At Agbarabo East, northwest of Rhino, 20 RC holes were completed over four fence lines which returned good results with fence 3 intersecting an average of 5.75m @ 4.09g/t over 30m (including a high grade zone of 2.75m @ 7.36g/t) and fence 4 returning an average of 12.5m @ 2.6g/t over 40m (including 8m @ 5.18g/t over 35m) both of which will be further explored in 2017.

At Sessengue SW, the target was progressed through trenching and RC drilling which identified a number of mineralized lenses on the contact of a folded Ironstone. Trench results included: STR0020 – 34m @ 5.69g/t including 12m @ 13.9g/t; STR0002 – 22m @ 4.01g/t from 146m; and STR0017 – 28m @ 3.18g/t from 126m including 10m @ 7.6g/t from 130m showing the potential for high grade close to surface in oxides. A range of strong RC results immediately down plunge of the trenches were returned from several phases of drilling during the year including: SSRC0001 – 11m @ 9.5g/t from 0m including 2m @ 30.4g/t; SSRC0004 – 12m @ 6.55g/t from 0m; SSRC0007 – 16m @ 2.35g/t from 0m including 6m @ 5.08 g/t; SRC294 – 16m @ 2.27g/t from 70m; and SRC299 – 28m @ 1.96g/t from 16m including 4m at 5.12g/t from 26m and 4m at 3.85g/t from 34m. The geology at Sessengue SW is complex and further work planned for 2017 is designed to resolve the geological model which will put the results from the target in context.

At Aindi Watsa, along the KZ trend to the south of KCD, diamond drilling confirmed that mineralization is thinning and weakening towards the east while it is still open towards the west. Five trenches tested the surface projection of the main mineralized zones and returned results from the chert confirming the western extension of the target. Results included: AWTR024 – 40m @ 2.08g/t including. 24m @ 3.03g/t; and AWTR022 – 15.2 m @ 1.09g/t from 36m including 2m @ 2.42g/t and further programs are planned to test the western extensions of Aindi Watsa towards the targets of Dilolo and Zambula in 2017.

At the Ikamva target along the KZ trend to the north of KCD, four fence lines consisting of 80 shallow, close-spaced RC holes were completed to test a model of a blind mineralized shear at the base of the Ironstone. Results highlighted two main zones of mineralization; one with a weighted average of 5.3m @ 1.0g/t over 80m observed on fence 1 and the second with a weighted average of 5.47m @ 1.12g/t over 200m observed in fences 2 and 3. The grade results were lower than expected and the team is completing an evaluation of the down-plunge potential at Ikamva before making a final decision on the target.

While the team continued with the key priorities through the year, a detailed audit of the KCD deposit geology was also carried out. This study included a full relog of the 3000, 5000 and 9000 lodes and resulted in an updated model for the deposit which is significantly more robust than previous versions. This work not only optimizes mining on the deposit but provides key insights into the controls of mineralization which can then be used elsewhere. One example of this is that geochronological work at KCD combined with the new interpretation this year has led to the inference that the KZ trend is a system of structures which have channelled mineralizing fluids at the margin of a younger intra-belt basin which extends into the Moku project to the west of Kibali.

The Kibali exploration team has also started a project to re-evaluate the eastern portion of the Kibali mining permits after some new ideas that have been forthcoming from our generative team.

Moku

Work on the Moku project began in the second quarter of 2016 over a large area which Randgold believes to be highly prospective and over which relatively little conventional exploration had been completed. Early work included remote interpretation of the geology and structures in the permit which confirmed a basin of folded and truncated ironstone units in the east of the project in contact with mafic volcanics and plutonic intrusives in the west. Through the rest of the year the team completed regional traverses to ground truth the interpretation, assessed all historical Belgian workings and active artisanal sites and completed a regional stream sediment program across the entire project.

The data from the stream sediment program shows that there is a close spatial relationship between the catchments with higher gold values and the structures which we interpret to have formed along the margin of the younger basin in the Moto belt, and which are comparable to the structures in the KZ trend at Kibali. The anomalous areas include the Moku trend and the Zembe trend in the south of the permit, around the Gau workings in the center of the permit and the Ganga-PC trend in the north of the permit. Soil sampling programs are being carried out on priority targets of Ganga-PC block and Zembe, because of the observations of mineralization on the margins of Ironstones in proximity to the basin margin structures and artisanal workings.

At Gau Main, an artisanal site in the center of the permit, three channel samples taken over a 230m strike returned results of 6.1m @ 2.3g/t (3m below 7.5m @ 4.3g/t), 5m @ 4.6g/t and 8m @ 2.3g/t in metasediment units near the contact of silicified BIF on a NW-SE strike. At Gau Central, 12 litho samples results returned 7.13g/t, 2.51g/t, 2.15g/t , 0.77g/t, 20.9g/t, 12.9g/t, 29.5g/t, 7.43g/t, 0.33g/t, 14.9g/t, 1.4g/t and 8.24g/t hosted in strongly silicified BIF units, with a shallow ESE plunging rodding within a NW-SE striking shear.

In 2017, work will involve further soil programs and mapping and interpretation over anomalous basins while more advanced targets will be promoted quickly to enable some early drilling on the ground.

Ngayu

A 10,013km line helicopter borne electromagnetic (VTEM) survey has been completed over the Ngayu belt in northeast DRC. The survey was performed by Geotech Airborne over approximately five months and final data and products are expected to be received in the first quarter. Preliminary results are currently being integrated with all other geological layers to identify and prioritize areas for follow up in 2017. Seven AOIs have been highlighted including four in the Imva

Fold area.

GENERATIVE

Randgold is pursuing a range of world class research projects across its portfolio in central and West Africa aimed at identifying the structures where exploration is more likely to locate a world class deposit. This work is building a foundation of knowledge which it believes will assist the teams in making new discoveries. The generative team has and will continue to make contributions to generating new targets and developing Randgold’s exploration and orebody models while constantly improving its geology skill base. In particular the generative team has added material value to the company this year through the review and remodelling of the orebodies at Tongon, Loulo and Kibali. In 2017 the focus will be on identifying new opportunities while reviewing the follow-up and advanced targets in the resource triangle to ensure no new world-class discoveries are missed.

MINERAL RIGHTS AND ORE RESERVES

Table of mineral rights at December 31, 2016:

SCHEDULE OF MINERAL RIGHTS
at December 31, 2016

COUNTRY	TYPE[1]	AREA	EFFECTIVE EQUITY INTEREST[3]
		(km²)	(%)
MALI
Loulo	EP	263	80.0
Gounkoto	EP	100	80.0
Morita	EP	200	40.0
Bena West	EEP	22	90.0
Bakolobi[2]	EEP	120	Earn in minimum 45.9
Djidian	EEP	325	90.0
Kobokoto Est[2]	EEP	100	Earn in minimum 58.5
Koussikoto[2]	EEP	37	Earn in minimum 58.5
Mogoyafara	EEP	100	90.0
Finkola	EEP	88	Option to acquire 90.0
Ntiola	EEP	64	Option to acquire 90.0
CÔTE D'IVOIRE
Nielle	EP	751	89.7
Boundiali	EEP	1,320	84.6
Mankono	EEP	519	84.6
Datekro N	EEP	350	84.6
Fapoha North[2]	EEP	387	84.6
Fapoha South[2]	EEP	398	84.6
Tengrela South	EEP	400	84.6
Tiorotieri[2]	EEP	86	84.6
SENEGAL
Kanoumba	EEP	606	83.3
Dalema	EEP	301	83.3
Bambadji[2]	EEP	236	Earn in minimum 58.5
DEMOCRATIC REPUBLIC OF CONGO
Kibali[2]
11447	EP	227	45.0
11467	EP	249	45.0
11468	EP	46	45.0
11469	EP	92	45.0
11470	EP	31	45.0
11471	EP	113	45.0
11472	EP	85	45.0
5052	EP	302	45.0

COUNTRY	TYPE[1]	AREA	EFFECTIVE EQUITY INTEREST[3]
		(km²)	(%)
5073	EP	399	45.0
5088	EP	292	45.0
Ngayu project JVs²
1796	EEP	97	Earn in minimum 61.8
1793	EEP	196	Earn in minimum 61.8
1794	EEP	198	Earn in minimum 61.8
1797	EEP	157	Earn in minimum 61.8
1798	EEP	185	Earn in minimum 61.8
1800	EEP	168	Earn in minimum 61.8
1801	EEP	167	Earn in minimum 61.8
1802	EEP	163	Earn in minimum 61.8
1803	EEP	147	Earn in minimum 61.8
1804	EEP	124	Earn in minimum 61.8
1805	EEP	175	Earn in minimum 61.8
1806	EEP	86	Earn in minimum 61.8
1807	EEP	119	Earn in minimum 61.8
12976	EEP	71	Earn in minimum 61.8
12984	EEP	20	Earn in minimum 61.8
12988	EEP	70	Earn in minimum 61.8
12982	EEP	7	Earn in minimum 61.8
12975	EEP	6	Earn in minimum 61.8
12986	EEP	111	Earn in minimum 61.8
12990	EEP	11	Earn in minimum 61.8
2226	EEP	137	Earn in minimum 48.5
2227	EEP	137	Earn in minimum 48.5
2229	EEP	126	Earn in minimum 48.5
2230	EEP	155	Earn in minimum 48.5
2231	EEP	197	Earn in minimum 48.5
Isiro[2]
2285	EEP	197	Earn in minimum 48.5
2286	EEP	185	Earn in minimum 48.5
2287	EEP	183	Earn in minimum 48.5
2288	EEP	173	Earn in minimum 48.5
2289	EEP	195	Earn in minimum 48.5
2290	EEP	189	Earn in minimum 48.5
2291	EEP	191	Earn in minimum 48.5
Moku[2]
5047	EP	152	Earn in minimum 51.0
5057	EP	356	Earn in minimum 51.0
12709	EP	190	Earn in minimum 51.0
12710	EP	220	Earn in minimum 51.0
12711	EP	146	Earn in minimum 51.0
12712	EP	208	Earn in minimum 51.0
TOTAL AREA		14,072

[1]	EP Exploitation permit
EEP exclusive exploration permit
[2]	Subject to a joint venture agreement.
[3]	Effective equity interest takes into account joint venture interest and free carried interest of State.

Annual ore reserve declaration at December 31, 2016

At								Attributable
Mine	Category	Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Gold (Moz)
		2016	2015	2016	2015	2016	2015	2016	2015

ORE RESERVES

Kibali								45%	45%
	Proven	4.3	4.0	1.9	1.8	0.3	0.2	0.1	0.1
	Probable	66	76	4.2	4.3	8.9	10	4.0	4.7
Sub total	Proven and Probable	71	80	4.0	4.1	9.2	11	4.1	4.8

Loulo								80%	80%
	Proven	14	8.6	4.7	4.5	2.1	1.2	1.7	1.0
	Probable	23	23	4.3	4.7	3.1	3.4	2.5	2.7
Sub total	Proven and Probable	37	32	4.5	4.6	5.3	4.7	4.2	3.7

Gounkoto								80%	80%
	Proven	6.8	4.1	3.9	3.1	0.9	0.4	0.7	0.3
	Probable	15	16	4.9	5.2	2.3	2.7	1.8	2.2
Sub total	Proven and Probable	21	20	4.6	4.8	3.1	3.1	2.5	2.5

Morila								40%	40%
	Probable	15	15	0.5	0.6	0.3	0.3	0.1	0.1
Sub total	Proven and Probable	15	15	0.5	0.6	0.3	0.3	0.1	0.1

Tongon								89.7%	89%
	Proven	7.5	8.2	2.2	2.3	0.5	0.6	0.5	0.5
	Probable	12	18	2.5	2.4	0.9	1.4	0.8	1.3
Sub total	Proven and Probable	19	26	2.4	2.4	1.5	2.0	1.3	1.8

Massawa								83.25%	83%
	Probable	19	21	4.3	3.1	2.6	2.0	2.2	1.7
Sub total	Proven and Probable	19	21	4.3	3.1	2.6	2.0	2.2	1.7
TOTAL ORE RESERVES	Proven and Probable	182	194	3.7	3.6	22	23	14	15

The reporting of ore reserves is also in accordance with SEC industry Guide and JORC 2012 Code and as such are reported to the second significant digit. Reporting standards are equivalent to National Instrument 43-101.

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

SOCIAL RESPONSIBILITY AND ENVIRONMENTAL SUSTAINABILITY

Randgold’s commitment to sustainable mining is delivered through well-established policies, management systems and a rolling stakeholder engagement program. These governance processes are designed to keep our sustainability strategy on track and to ensure sustainability remains fundamental to our corporate DNA. It also aims to drive lasting, mutually-beneficial partnerships with all stakeholders including host countries and communities, employees and shareholders.

Corporate sustainability policies

At the heart of Randgold’s sustainability governance is a set of policies concerning environmental and social practices. These include our code of conduct, anti-corruption compliance policy, conflict free gold policy, human rights policy, biodiversity policy and our site-specific environmental and safety polices – which align with the expectations of the ISO 14001 and OHSAS 18001 international standards, respectively. All policies are available in local languages as well as English. In all our countries of operation we also have legally binding mining conventions (or mining codes) that guarantee fiscal stability, govern taxes applicable and allow for international arbitration in the event of force majeure or a dispute.

Our code of conduct defines the behavior we expect from all employees and suppliers, and includes details of our best practice approach in areas such as whistleblowing, anti-discrimination, environmental management, health and safety and conflicts of interest. The code is taught to all staff as part of their induction training and contravention of the code leads to disciplinary action and potential termination of employment. No breaches of the code occurred in 2016.

Our anti-corruption compliance policy explains our zero tolerance approach to any form of bribery or corruption, and complies with all applicable anti-corruption and anti-bribery laws, rules and regulations. This includes termination of employment for accepting any bribes or facilitation payments. The policy also sets out our commitment to undertake anti-corruption due diligence on all parties we do business with, and to include anti-corruption clauses into sub-contractor agreements. The policy also commits us to train all personnel in anti-bribery and corruption measures. No breaches of the policy occurred in 2016.

Our conflict free gold policy reinforces other policies to ensure the gold we produce is delivered in a manner that does not fuel armed conflict, fund armed groups or contribute to human rights abuses associated with such conflicts. No breaches of the policy occurred in 2016.

All our sustainability related policies are drafted to both comply with host country legislation, or where it is stronger, to follow the lead of international standards such as the IFC Performance Standards, World Bank Operational Guidelines, OECD Convention on Combating Bribery and the Voluntary Principles on Security and Human Rights. For example in 2016 an internal audit of Loulo’s safety management system was conducted against the IFC Environmental Health & Safety Guidelines (with the mine achieving a 91% compliance with the clauses).

Management systems for sustainability

In recent years Randgold has invested significantly to put in place people and systems that can ensure our sustainability policies are implemented.

Randgold’s sustainability management system starts at the top with our board holding ultimate responsibility for sustainability performance. The environmental & social oversight committee (E&S committee), which meets quarterly, is the main body that oversees implementation. This is chaired by our CEO and also includes the general managers of each mine, our group health & safety officer, group community and environmental officer and an independent consultant in an advisory and oversight role.

Randgold has two executives who drive our work on community relations, health and safety, environmental management and sustainability reporting and they report operationally to our chief operating officers (who sit above the mine general managers) and functionally to the CEO. This helps provide an important layer of independent sustainability oversight. On site we have dedicated departments for the implementation of environmental and social programs.

Randgold also builds sustainability performance into the remuneration system for its most senior executives and employees at each of its operations. For example, part of both our CEO’s and CFO’s annual bonus payments are dependent on the group achieving zero major environmental incidents and a zero LTI to achieve the full reward in these categories.

Perhaps more importantly than having dedicated staff to deliver our sustainability goals, we foster a culture of sustainability across the whole company. We see the delivery of a safe working environment, prosperous and healthy host communities, and a thriving environment as the responsibility of all Randgold employees, suppliers and partners and communicate this clearly and regularly to all arms of our business.

Stakeholder engagement

Randgold’s stakeholders are the cornerstone of our business. We have established a wide-ranging stakeholder engagement program to ensure their input is an integral part of our governance of sustainability.

We categorize stakeholders into eight groups and our stakeholder engagement program ensures that consistent mechanisms are in place to keep an ongoing two-way dialogue with each of these diverse constituencies throughout the year. These mechanisms take several forms tailored to the group in mind.

For example, local communities are engaged through formal mechanism such as consultations, CDCs, presentations of annual and sustainability reports and our materiality assessment; as well as through informal mechanisms such as mine teams joining local feasts (such as Tabaski Day in Mali and Côte d’Ivoire) or by appearances on local radio.

Our engagement program applies at all stages of a mine’s lifecycle from exploration through to construction, operation and closure. For example, even during the early exploration stage we commit to setting up an official grievance mechanism as a channel of communication for any community concerns, and to employing local people in the exploration teams.

Our aim is to be receptive and flexible to the feedback we receive through our stakeholder engagement program. For example, as part of the employee engagement process in 2016 we launched our In-Reach program which aims to improve the flow of information between management and staff and to ensure that staff ideas are taken on board and corporate values are communicated throughout the group.

Grievance mechanism

An important part of our sustainability governance is the grievance mechanism which is in place at all sites and designed in line with both national regulation and international best practice IFC Performance Standards. This process is a very valuable two-way channel of communication with local communities. Randgold puts significant effort and resource into ensuring it is a fair and accessible way for local communities to lodge a complaint if they feel they have been unfairly treated or discriminated against in a non-work related disagreement.

We commit to responding to all grievances within one week and aim to resolve 100% of grievances to the satisfaction of all parties. Access points are widely distributed around surrounding communities and are advertised using local radio, posters and local notice boards.

63 grievances were received during 2016 and all (100%) had been satisfactorily resolved by 31 December 2016. Encouragingly the total number of grievances registered was down over 60% this year.

Any grievance related to human rights is flagged as a separate category that draws the attention of senior management, however no such grievances were registered in 2016.

Examples of grievances raised and settled throughout the year include a complaint about pit discharge spreading too close to farmland (a trench was built to solve the issue) and minor damage to a house caused by an exploration team (house was repaired). The mechanism is also the main channel by which resettlement compensation is managed and this accounts for a large proportion of the claims made and settled.

Materiality assessment

In order to gather further insights from our stakeholders and to understand the relative importance that each group gives to specific sustainability issues Randgold carries out a ‘materiality assessment’ each year. The exercise surveys both internal and external stakeholders to rank the critical sustainability risks they deem the highest priority and is implemented in line with guidance set out by the GRI G4 guidelines.

The materiality assessment in 2016 found that the four highest priority issues across both internal and external stakeholders were: ‘cyanide management’, ‘water pollution’, ‘closure planning’ and ‘local & national employment’. The latter is a new addition to this category having been classified as a ‘medium priority’ issue the previous year.

The results also introduced six new issues as ‘medium priority’ issues: ‘talent attraction and retention’, ‘governance’, ‘land disturbance’, ‘indigenous peoples’, ‘waste management’ and ‘community grievance resolution’. All of these issues are addressed in this report.

One of the most useful parts of the materiality assessment exercise is to enable us to understand whether there are issues that internal management and external stakeholders have different perceptions of in terms of prioritization. This year for example, the exercise suggested that ‘HIV/AIDS’ and ‘air pollution’ were both high priorities for external stakeholders yet were ranked noticeably lower by internal stakeholders. Conversely ‘legal compliance’, ‘community grievance resolution’ and ‘environmental incidents’ featured in internal management’s top 10 priorities but were ranked lower externally. Randgold will take these results on board and ensure that the priorities of all stakeholders are addressed in 2017.

At the conclusion of the process we were able to produce a risk matrix showing which sustainability issues were collectively assessed as highest priority. High priority issues are those that appeared in the top 10 issues of both internal and external stakeholders. Medium priority issues are those that appear in the top third of either group. Definitions of each issue are included on the following page.

Safety first

All parts of a gold mine’s operations carry health and safety risks.

Our policies

The aim of our safety policy is to ensure a safe and healthy workforce. This begins with the delivery of a safe working environment, free of fatalities and lost time injuries. We have a target to reduce the LTIFR and the Total Injury Frequency Rate (TIFR) by 10% year on year. To help us achieve these goals we follow a three-pronged approach.

First, we ensure all our operational mines have robust safety systems in place. These are guided by and certified to the OHSAS 18001 or ISO 45001 international best practice safety standards and are based on a risk mitigation hierarchy. This sees us eliminate, mitigate then manage our safety risks. This applies to all parts of the mine and all possible safety incidents from falls to fire, contaminant exposure to explosives.

The second prong to our safety approach is training and risk awareness-raising. To ensure our workforce fully understand the risks and safety procedures unique to their jobs, each department runs a toolbox safety briefing at the start of each shift, providing a daily reminder of safety procedures or a focus on a particular topic. Departments also manage pre-shift equipment inspections and use of personal protective equipment. Each department has its own specialized training modules and we also run site and groupwide programs.

The final prong of our approach is supporting a holistic safety culture that encourages every person to take responsibility for the safety of themselves and those around them. We do this through compulsory safety induction programs for all workers, contractors and visitors and by encouraging employees to challenge people if they think the correct safety equipment or procedures aren’t being used. We also conduct random audits to check our workers understanding of correct safety procedures and condition of personal protective equipment (PPE).

When an incident occurs, the relevant safety, health and environment (SHE) teams assess the incident and ensure that appropriate corrective actions are taken. We take care to ensure signage includes local languages and is explained to illiterate workers. All mines have an emergency preparedness and response plan and undertake evacuation drills and equipment testing throughout the year. Following drills, any sub-standard employees’ reaction is addressed through training and awareness work. Our underground projects both have specially trained mine rescue teams on site with specialist equipment.

We have a zero tolerance policy for drug and alcohol use and unsafe behavior on site, and conduct random breath testing across all sites. Any failure results in disciplinary action.

Our performance

After a rise in the LTIFR during 2015, we intensified our focus on safety throughout 2016, and experienced a 22% drop in LTIFR to 0.46 per million hours worked.

This represents our lowest LTIFR in 21 years of operation, and was bolstered by a group wide LTI free third quarter. We also recorded a 17% drop in our Total Injury Frequency Rate (TIFR) and, most importantly, we recorded a fatality-free year. However, Morila and Gounkoto did not repeat their 2015 achievement of an LTI-free year.

We attribute the improvements in safety performance in part to the additional training and awareness raising campaigns provided in 2016. For example at Tongon we ran awareness campaigns on safe scaffolding, motorbike safety and risk assessment, and at Kibali we ran training on first aid, supervisor awareness, defensive driving, basic life support and refresher training for our mine rescue teams. At group level, 146 senior management staff attended the ‘Managing Safely’ training course run by the British Institute of Occupational Safety and Health (IOSH).

Industrial relations

Our policies

We welcome all forms of labor union representation among our workforce. Our partnership approach underpins all our industrial relations.

Union representatives participate in the leadership of our mines for example by attending each mine’s quarterly board meetings, and are able to view and comment on management’s presentations and voice any general issues of concern. They also participate in management cost reviews and regular dialogues with each mine’s general manager.

Our CEO Mark Bristow meets with union representatives during board meetings, at strategic planning meetings (at least annually), at ad hoc meetings and through holding mass employee meetings at each mine twice a year. All staff are invited to attend these public forums and they provide an important opportunity for staff to raise issues or ask any questions they feel important directly with the CEO.

A key policy in our prevention of strikes and stoppages is the signing of a Mine Level Agreement (MLA) at each mine that is reviewed every three years. MLAs are agreed between the local unions and management and set out mutually agreed rules for each mine on detailed items such as salary increments or the parameters of acceptable behavior in a strike situation.

Our performance

We estimate that approximately 85% of our employees are union members with the remaining 15% set apart only due to a long term incentive program we introduced for senior employees.

Industrial relations were generally calm across all mines in 2016. There were three industry-wide strikes totalling 12 days during May, June and July in Mali. This included a five day strike from June 27 to July 1, although this did not significantly affect production. The strikes were a result of national union issues rather than any conflict specific to Randgold’s mines. In each case all employees were reminded that we respect their right to adhere to a legal strike though they must not prevent employees willing to work to exercise such right. The strikes were only partially followed by Randgold unions and employees, did not significantly impact production and anecdotal evidence suggests our work attendance rates on these national strike days were much higher than our industry peers in the country.

There were also many strikes that were avoided during the year due to our active and constant communication with employees and their representatives, helping them to agree to packages that benefit all in the business. For example, in Côte d’Ivoire we intervened to prevent a contractor-related strike over cost of living rises and helped the supplier in question to resolve the issue directly with the unions.

The MLAs for both Loulo and Tongon mines were signed and renewed for another three years in 2016. A small number of positions were retrenched in 2016 as part of closure planning for our Morila mine, which is due to cease operational life in 2019.

Closure planning

Our policies

From the very start of a mine’s operations, we plan for its closure. No mine operates until we have agreed a closure plan for the mine area with the host country government, including a ring-fenced budget set aside to meet closure obligations when the time comes. Our closure planning is guided by each host country’s legislative requirements, as well as IFC guidelines.

Throughout operations we then invest substantially to build local capacity for non-mining based economic activity, training for alternative employment, promoting entrepreneurialism and continuous rehabilitating land. A key part of this is our integration of agribusiness planning within our closure policy, meaning that at the time of closure all mines should have a thriving and locally appropriate group of industries to support the local economy long after a mine has closed down.

We recognize that the successful closure of a mine is as important to our host countries and communities as the successful operation of one. Thus each individual closure plan is regularly reviewed and comprises robust plans to ensure all health and safety requirements are met, that a healthy ecosystem is restored with as much of the original biodiversity as possible, and that economic and land use plans are developed in full consultation with local communities and the national government. We also undertake a social closure impact assessment in the run-up to closure.

We do not have any plans to divest or sell any of our assets to other purchasers. If that were the case then any purchaser would have to fulfill all sustainability requirements of our closure plans.

Our performance

All our mines have detailed and ongoing closure plans in place and we continued to refine these throughout 2016.

Our Morila mine in Mali is due to cease operational life by 2019 and will be Randgold’s first mine closure. From a peak of around 2,000 staff, the majority of mining activities have already wound down and the mine required less than 400 employees in 2016. However, the agribusiness and other economic development investments continued to grow last year. For example, over five tonnes of mango and 90 tonnes of fish were produced during 2016, while our 40,000 laying hens are capable of producing 1,000 trays of eggs a day. The fish business has also put in place a plan to sell produce to the Bamako fish market in Mali’s capital city. Unfortunately egg production was impacted by an outbreak of Newcastle disease in March which resulted in the death of many of the laying birds. However, we have since restocked our laying houses, and built additional ones. Our CEO met the newly-appointed Malian Minister of Mines who expressed his satisfaction with the mine closure projects.

One of the main developments at Morila in 2016 was the review and restructuring of the agribusiness initiatives to continue building on success. This has included inviting market specialists to commercialize and scale-up different business units. The production and manufacturing units have been assigned to former workers in the community and a number of project developers, research and financial institutions, including IFC/World Bank, have been engaged. The developments are based on the Songhai model of integrated agriculture and production, which was established in Benin in 1985 and has been successfully introduced to 15 countries across Africa. A delegation from Songhai, including founder Father Godfrey Nzamuzo, visited Morila and confirmed the project’s viability. The next step is to obtain official endorsement from the Malian government. During January 2017 representatives from Morila mine and its partners, the Group Kledu and the UN Women’s Organization, presented plans to the Malian minister of Industrial Development who described the project as innovative and timely.

Agribusiness projects for closure planning progressed on all other sites in 2016, even though they are all many years from closure. These included:

•	At Tongon – A pilot fish farming project has been developed using best practice from Morila and in 2016 produced and sold its first tonnes of fish. The production of jute, a high yield fibre used in the manufacture of bags and garden twine, is also being fostered on site.

•	At Loulo-Gounkoto – The first year of operation for the new $1.4 million agribusiness training center was very successful with the first 58 local students completing courses in farming entrepreneurialism. More partners have also expressed interest in providing financial or other support to the college. Agribusiness initiatives produced over 70 tonnes of vegetables and 10 tonnes of broiler chickens.

•	At Kibali – We continue to plan with the DRC government for the creation of a sustainable palm oil project, which would provide employment opportunities for four times as many people as the Kibali mine. In 2016, the mine invested in the creation of a small-scale palm oil facility to bring to life the potential of the project for future investors, and surveyed existing community capacity to ensure the best model for the local region is developed. Trials of maize flour production are also underway to develop a program with optimal yield for the region, which can then be rolled out across the area. We also brought in an agribusiness specialist Chris Ben Associates, from Kinshasa, to help establish poultry and pork projects and lead community training.

From catering to construction, soap making to shopping we foster many projects in the community that support entrepreneurialism and local economic development.

Human rights and security forces

Randgold operates in remote regions of Africa where human rights may not be fully recognized or respected. In this context we believe it is critical that our company not only upholds the fundamental human rights of any stakeholder impacted by our operations, but that we also proactively use our influence with local communities, suppliers and others to raise awareness of the importance of universal human rights. This is not only the right thing to do, but a material business concern. Respect for human rights leads to improved livelihoods and security and this reduces the risk of Randgold operations being disrupted or damaged.

To help embed the UN Voluntary Principles on Business and Human Rights into all our operations Randgold has a comprehensive (and publicly available) human rights policy covering, but not limited to, the protection of human rights in employment, community resettlement and engagement of private security forces. Other core policies such as our code of conduct, anti-corruption and anti-bribery policy, and conflict free gold policy also include human rights aspects. All staff are trained in these policies both at induction and where relevant through stand-alone training programs. For example, compulsory training is provided for all security providers in the UN Voluntary Principles on Business and Human Rights.

We proactively encourage respect for human rights by including detailed human rights obligations within all supplier contracts. These put a legal duty on our contractors, large and small, to comply with Randgold’s zero tolerance in areas such as bribery, any form of forced or vulnerable labor (including child labor), corporal punishment or infringement of freedom of association. We also undertake due diligence before engaging with new suppliers to ensure they do not have a history of human rights infringements.

In regards to security forces, it is the company’s policy not to arm any security forces at its gold mines and nor does it provide benefits to any armed groups who have committed or been credibly accused of human rights abuses. The crux of our security is the strong bonds and real partnerships that we have built with our host communities. Ultimately it is these relationships that keep our mines secure. Beyond this, Randgold utilizes certain private security companies to protect its gold mines and is protected by governmental forces which sign legally binding contracts to uphold the Universal Declaration of Human Rights in all safety, security and policing matters.

Managing climate risk

Our policies

Power generation is a core part of our business. From the pit to the plant, every part of the gold mining process requires a steady and secure supply of energy, and Randgold also works to electrify the remote parts of developing countries in which we operate. With the Paris Agreement entered into force on November 4, 2016, we are also determined to reduce our exposure to climate risk in line with a pathway that keeps global warming below two degrees celsius.

Our strategy to reduce our climate risk is to both improve energy efficiency and increase our use of clean energy sources such as hydropower. Both of these elements deliver significant cost savings to our business and host communities. We also aim to be fully transparent about our progress, reporting to international bodies such as CDP (formerly Carbon Disclosure Project) as well as providing data in this report.

Our energy policy strikes the balance between meeting current operational needs (approximately 80% of the energy we use is self-generated) and working to reduce energy and emissions in line with a two-degree pathway. Each mine has its own tailored energy plan underpinned by three strategic goals:

•	To ensure a stable, reliable secure and cost-effective supply of energy for all operations.

•	To continuously improve energy efficiency and reduce emissions intensity.

•	To reduce our carbon footprint by developing and using clean energy where it is economically feasible to do so.

It is also important to note that our energy policy is guided by the specific challenges and opportunities present in each country of operation. For example in Côte d’Ivoire almost all power for Tongon is bought from the Ivorian national grid, which is largely powered by hydropower and natural gas, thus putting a focus on improving energy infrastructure. In the northeast part of the DRC where Kibali is located, there is no access to the national grid and our focus is on hydropower, while in Mali a dry climate and lack of energy infrastructure means our focus is on self-generation and improved energy efficiency.

Where clean energy sources are not available our power needs are met by thermal generators burning diesel or heavy fuel oil.

Our performance

In 2016, 36% of our power was drawn from clean energy sources, up from 33% in 2015. This was due in part to the improved stability of the Ivorian national grid, which now meets 95% of Tongon’s energy needs (up from 90% in 2015), and the continued increase in hydropower at Kibali with the Nzoro II hydrostation now providing 61% of Kibali’s energy needs.

These power sources helped provide a positive reduction in our emission intensity this year from 48.53 units of carbon dioxide equivalent per kilotonne in 2015, to 42.17 units of carbon dioxide equivalent per kilotonne in 2016 – a 13% improvement. A reduction in the use of explosives during blasting was also a factor in this achievement.

The commissioning of the Ambarau hydrostation in the DRC was delayed in 2016 due to a construction issue, but is now due to come online in the first quarter of 2017. This will mean 80% of Kibali’s power will be supplied by hydropower. A fourth hydrostation, Azambi, is due to be commissioned in 2018.

In line with increases in production, the Kibali underground becoming fully operational and the commissioning of two refrigeration plants at our Loulo mine, there was an increase in total power used during 2016 – from 881,000 MWh in 2015 to 955,000 MWh in 2016. Similarly CO2 emissions rose by approximately 3% this year. There was also a decrease in power efficiency from 47.62kWh for each tonne of ore milled in 2015 to 48.27kWh for each tonne of ore milled in 2016.

We continue to monitor the feasibility of other renewable energy sources such as solar power, especially in relation to our mines in Mali and our potential new project in Senegal as well as for use by our host communities. Across the group we have set locally appropriate trigger prices (approximately 13 US cents/kwh) for the delivery of major solar projects such as a solar farm at Massawa, and even though prices remain above this mark we are introducing small-scale solar projects such as those to power day shift offices across the group.

We are also working to introduce and promote the use of cleaner sources of energy within our host communities. For example, in the DRC we are working with a local woman and one of only two women trained as a solar engineer in the DRC, Fifi Ondoa Falane, on the feasibility of offering solar power for new houses built in the village of Kokiza. Fifi also installed solar panels for stalls at the pre-Christmas Kermes festival in Durba.

Energy efficiency initiatives in 2016 included the creation of energy saving committees on each mine to drive improvements such as the optimization of underground equipment and systems, preventative maintenance on electrical equipment, and improving the efficiency of plant spinning reserves and processing plant power. The committees include representatives from every department on site, and also assume a role of peer educators.

MARKETING

We derive the majority of our income from the sale of gold produced by Morila, Loulo, Gounkoto, Tongon and Kibali in the form of doré, which we sell under agreements to a refinery. Under these agreements, we receive the ruling gold price on the day after dispatch, less refining and freight costs, for the gold content of the doré gold. We have only one customer with whom we have an agreement to sell all of our gold production. The “customer” is chosen periodically on a tender basis from a selected pool of accredited refineries and international banks to ensure competitive refining and freight costs. Gold mines do not compete to sell their product given that the price is not controlled by the producers.

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

LEGAL PROCEEDINGS

The International Center for Settlement of Investment Disputes’ (ICSID) arbitration tribunal issued its final and binding award in 2016, resulting in Loulo being awarded $29.2 million in principal (together with an award for costs and interest) from the State of Mali, for monies found by the tribunal to have been wrongfully taken by the government through TVA credits. This amount was subsequently received during the third quarter of 2016. In addition, the arbitration ruled that TVA withholding tax on foreign suppliers was due to the State of Mali, although amounts due were also confirmed to be recoverable as TVA receivables by the award such that the TVA payable is matched by an equal TVA receivable. The arbitration however related to only a portion of the various tax claims which have been received by the group from the State of Mali in respect of its Mali operations. Payments totalling $27.3 million were made against a portion of these claims in the third quarter. The outstanding claims in respect of its Mali operations totalled $122.7 million at the end of the year. Having taken professional advice, the group considers the material elements of the outstanding claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims are considered remote under IFRS. Loulo, Gounkoto and Morila have each legally binding establishment conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During the third quarter, the group received payment demands for these disputed amounts, and while it was engaged with the authorities on these demands, its office in Bamako was closed by the authorities but subsequently reopened in October. During October 2016, the group paid tax advances to the State of Mali in the amount of $25.0 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which are legally not due will be refunded. These amounts are shown in trade and other receivables.

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

LOI N°62-68 AN-RM du 9 août 1962 Code de prévoyance sociale (INPS – Institut National de Prévoyance Sociale)

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

No post-employment medical aid liability exists for the group.

Côte d’Ivoire

The primary laws, regulations and standards governing Safety and Health in our Côte d’Ivoire operations are:

•	Mining Code (95-553) of July 15, 1995;

•	Loi no 95-15 du 12 janvier 1995 portant Code du travail.(Labour code); and

•	Loi no 99-477 du 2 août 1999 portant modification du Code de prévoyance sociale (Social security law).

The Mining Code provides generally for the following:

•	Any individual or legal entity carrying out works for prospecting or mining mineral substances is required to undertake such works in a way that the safety of the people and goods is assured;

•	Must adopt and comply with internal regulations concerning safety and specific hygiene measures, subject to approval by the Mining Authority;

•	Any accident in a mine or quarry or in their dependencies and any identified cause of accident must be reported to the Mining Authority as soon as possible; and

•	In case of impending danger or accident in a mine, mining engineers and other authorized agents of the Mining Authority must take all necessary measures, at the expense of the individual or legal entity, to stop the danger and prevent it from occurring again.

The Code de la Sécurité Sociale provides generally for the following:

•	Requirement to have medical service on work site for occupational health and primary health care purposes;

•	Requirement for pre-employment medical check;

•	Requirement for periodical medical check of employees;

•	Requirement for general hygiene (ablutions, change house, potable water, workplace);

•	Protection against injury, environmental pollutants, occupational disease);

•	Ergonomic conditions;

•	Notification of occupational disease to the employer by the occupational health practitioner;

•	Requirement for first aid training for one employee per section of work or shift;

•	Requirement for compensation in case of debilitating injury, occupational disease;

•	Requirement for notifying injury and or occupational disease to INPS/Labor inspection; and

•	Redeployment of employee following injury and/or occupational disease.

Labor Code

The Labor Code provides generally for the following:

•	General provision for protection, prevention and hygiene;

•	Dangerous goods handling;

•	Employer responsibility regarding safety and health (implementation of safety system);

•	Labor inspector duty (control of employer safety system);

•	Injury notification to Labor Inspector within 48 hours;

•	Requirement to ensure medical service on site;

•	Medical leave (up to 12 months) and medical separation compensation; and

•	Establishment of a Joint Management and employees health and safety committee.

DRC

The Mining Code, Law No. 007/2002 signed into law on July 11, 2002, and its ancillary Mining Regulation (Decree 038/2003 of March 26, 2003), adopted in 2003, is the primary statute forming the legal basis for mining activities in the DRC.

•	Loi no-015/2002 du 16 Octobre 2002 portant Code du travail (Labor code)

•	Decret-loi du 29 Juin 1961 organique de la sécurité sociale

Articles relating to social and environmental impact studies are listed below:

Key Environmental Legislation in the DRC by aspect General environment

•	Arrêté Ministériel No. 043 of December 8, 2006 and No. 08 of April 3, 2007

•	Ordinance No. 07/018 of May 16, 2007

Soils and land use

•	Article 28 (Topography, Geology and Land Use) from Chapter II of Schedule IX, Mining Regulations, Decree No. 038/2003 of March 26, 2003

•	Article 75 (Dead Ground Management) of Chapter V of Schedule IX, Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

Water

•	Decree of May 6, 1952 on water

•	Ordinance 52-443 of December 21, 1952

•	Regulation on lake and watercourse contamination and pollution of July 1, 1914

•	Article 30 to 33 from Chapter II of Schedule IX, Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

•	Articles 53 to 74 of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

Climate and air quality

•	Article 29 (Climate and Air Quality) of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

•	Articles 49 to 52 of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

Biodiversity and protected areas

•	Forest Code (Law 011,2002 of 28 May 2002)

•	Regulation No. 69-041 of 22 August 1969

•	Regulation No. 79-244 of 16 October 1997 (Amended 1995 and 1996)

•	Law No. 75-023 of July 22, 1975 and Regulation No. 78-190 of May 5, 1978

•	Articles 34 to 37 (Biological Environment) of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

•	Schedule XII of the Mining Regulations, Decree no. 038 / 2003 of March 26, 2003

Noise and vibrations

•	Schedule XIII of the Mining Regulations, Articles 1 to 6

•	Articles 46 to 48 from Chapter II of Schedule IX, Mining Regulations, Decree No. 038/2003 of March 26, 2003

Cultural heritage

•	Ordinance 70-089 of 11 March 1970

•	Ordinance 71-016 of 15 March 1971

•	Article 46 of the Constitution of the DRC of February 18, 2006

•	Articles 205 and 206 of the Mining Code and Regulations

Resettlement

•	Code Foncier Immobilier et Régime des Sûretés, April 5, 2006

Artisanal mining

•	Articles 223, 224, 232, 233, 416, 417 and 575 of the Mining Regulations, Decree No. 038/2003 of March 26, 2004

Mining code

Mining articles which were taken into account for the Kibali mining project include the following:

•	Article 15 of the DRC Mining Code confers the responsibility on the Department in charge of Protection of the Environment, within the Ministry of Mines, in conjunction with other government departments, of environmental protection including the technical evaluation of the EIS and EMP of the project and the Mitigation and Rehabilitation Plan (MRP). The Mining Code is supported by the mining regulations.

•	Article 42 requires that, and provides the framework within which, the EIS and EMP for a new mining right is evaluated.

•	Article 50 defines the scope of a mineral exploration license. The undertaking of exploitation activities on an exploration permit is prohibited. The holder of an exploration license, however, has the exclusive right to apply for the conversion to an exploitation license during the validity period of the exploration license.

•	Article 69 requires that an applicant for an exploitation permit submits an EIS and EMP for the project and approval of said documents are required for granting of the exploitation license in terms of article 71.

•	Article 277 regulates works required between adjacent mines, and should such works be required, the title owners cannot object to them and payment of costs will be pro-rata.

•	Article 279 stipulates the restrictions on the occupation of land and requires consent before any area within 180m from temporary or permanently occupied buildings, 45m from ploughed land and 90m from land used for breeding cattle or with a reservoir; dam or private water reserve is occupied.

•	Compensation for use of the land is regulated by articles 280 and 281.

•	Article 283 determines the authorized activities within the exploitation right and adjacent areas.

•	Article 294 allows for the confiscation of the provision for rehabilitation by the court should the owner fail to adhere to the provisions of the EMPP at completion of the exploitation works.

C. ORGANIZATIONAL STRUCTURE

The following table identifies our subsidiaries and joint ventures and our percentage ownership in each subsidiary or joint venture:

Countries incorporated	% Effective Ownership
JERSEY
Bambadji (Jersey) Limited	65
Isiro (Jersey) Limited	51
KAS 1 Limited	25
Kibali (Jersey) Limited	50
Kibali 2 (Jersey) Limited	50
Kibali Services Limited	50
Mining Investments (Jersey) Limited	100
Morila Limited	50
Moto (Jersey) 1 Limited	50
Moto (Jersey) 2 Limited	50
Palm Oil (Jersey) Limited	50
RAL 1 Limited	50.1
RAL 2 Limited	50.1
Randgold Resources (Burkina) Limited	100
Randgold Resources (Côte d’Ivoire) Limited	100
Randgold Resources (DRC) Limited	100
Randgold Resources (Geology) Limited	100
Randgold Resources (Gounkoto) Limited	100
Randgold Resources (Kibali) Limited	100
Randgold Resources Limited	-
Randgold Resources (Mali) Limited	100
Randgold Resources (Secretaries) Limited	100
Randgold Resources (Senegal) Limited	100
Randgold Resources (Somilo) Limited	100
Randgold Resources T1 Limited	100
Randgold Resources T2 Limited	100
Randgold Resources T5 Limited	100
AUSTRALIA
Border Energy (Pty) Limited	50
Border Resources NL	50
Moto Goldmines Australia (Pty) Limited	50
Westmount Resources NL	50
BRITISH VIRGIN ISLANDS
New Mining Holdings Limited	100
BURKINA FASO
Randgold Resources Burkina Faso SARL	100
CANADA
0858065 BC Limited	50
Moto Goldmines Limited	50
CÔTE D’IVOIRE
Randgold Resources (Côte d’Ivoire) SARL	100
New Mining Côte d’Ivoire SA	71
Société des Mines de Tongon SA	90
DEMOCRATIC REPUBLIC OF CONGO
Bilanga Palm Oil SARL	50
KGL Isiro SARL	51
Kibali Goldmines SA	45
Milona Enterprises SARL	50
Randgold Resources Congo SARL	100
MALI
Kankou Moussa SARL	75
Randgold Resources Mali SARL	100
Société des Mines de Gounkoto SA	80
Société des Mines de Loulo SA	80
Société des Mines de Morila SA	40

Countries incorporated	% Effective Ownership
SOUTH AFRICA
Seven Bridges Trading 14 (PTY) Limited	100
TANZANIA
Randgold Resources Tanzania (T) Limited	100
THE NETHERLANDS
Kibali Cooperatief UA	50
UGANDA
Border Energy East Africa Pty Limited	50
UNITED KINGDOM
Randgold Resources (UK) Limited	100

D. PROPERTY, PLANT AND EQUIPMENT

For a discussion of our principal properties, including mining rights and permits, see “PART I. Item 4. Information on the Company—A. History and Development of the Company” and “PART I. Item 4. Information on the Company—B. Business Overview.” We have all material legal rights necessary to entitle us to exploit such deposits over the remaining life of mines which are estimated in respect of Morila in Mali to 2019, Loulo in Mali to 2028, Tongon in Côte d’Ivoire to 2021, Gounkoto in Mali to 2027 and Kibali in the DRC to 2029.

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

General

We earn substantially all of our revenues in US dollars and a large proportion of our costs are denominated or based in US dollars. We also have Euro, Communauté Financière Africaine franc and Pound Sterling denominated costs, which are primarily wages and material purchases. A large portion of our capital commitments for 2017 are denominated in South African Rand and Euros and relate to the Loulo-Gounkoto complex and Kibali.

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

Impact of Favorable Tax Treaties

We are subject to corporate tax at a rate of zero percent in Jersey. Loulo benefited from a five year tax holiday until

November 7, 2010. Tongon benefited from a five year tax holiday in Côte d’Ivoire which commenced on December 1, 2010 and expired in December 2015. The Gounkoto convention was signed in March 2012. In terms of this convention Gounkoto benefitted from an initial corporate tax exoneration of two years which expired in June 2013, with an opportunity to extend this to five years in the event of further investment such as an underground mine as discussed under “PART I. Item 3. Key Information—D. Risk Factors—Risks Relating to Our Operations.” The benefit of the tax holidays to the group was to increase its net profit by $7.9 million and $8.0 million for the years ended December 31, 2015 and 2014, respectively. There was no benefit of tax holidays to the group net profit for the year ended December 31, 2016.

Under Malian tax law, income tax is based on the greater of 30% of taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue.

The Loulo, Tongon and Gounkoto operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2016, 2015, and 2014 respectively, for deduction against future mining income. The group’s share of profits from equity accounted joint ventures is stated net of $9.7 million (2015: $11.0 million; 2014: $20.9 million) of current and deferred tax charges primarily in respect of Kibali and Morila. The share of profits from the Kibali joint venture is stated after deferred tax that was calculated at 30% of profit, notwithstanding the mine has an accelerated tax allowance which reduces the cash tax paid in the current year.

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

Our Realized Gold Price

The following table sets out the average, high and low afternoon London Bullion Market fixing price of gold and our average US dollar realized gold price during the years ended December 31, 2016, 2015 and 2014.

	Year Ended December 31,

	2016	2015		2014

Average	1,249	1,160		1,266
High	1,366	1,296		1,385
Low	1,061	1,049		1,142
Average realized gold price[1]	1,244	1,152	[1]	1,264	[1]

[1]	Our average realized gold price differs from the average gold price as a result of the timing of our gold deliveries for each year.

Costs and Expenses

Our operations currently comprise five operations. Mining operations at Loulo, Gounkoto, Tongon, Kibali and, Morila are being conducted by contractors and managed by the company. Following a review of the underground mining activities at Loulo, the mine took a decision in 2016 to take over the mining and development activities that were previously managed by the underground mining contractor. Milling operations are undertaken by the group’s own employees. Total cash costs in the year ended December 31, 2016, as defined by guidance issued by the Gold Institute, made up approximately 97% of total costs and expenses and comprised mainly mining and milling costs, including labor and consumable stores costs.

Consumable stores costs include diesel, reagent and other store item costs. Contractor costs represented 28% of total cash costs, with consumable stores costs making up 39% of total cash costs. Direct labor costs accounted for approximately 11% of total cash costs. For a definition of total cash costs, refer to “PART I. Item 3. Key Information—A. Selected Financial Data.”

The price of diesel for the Loulo, Gounkoto, Kibali, Morila, and Tongon operations decreased from 2015 to 2016. Should prices decrease further, this could significantly impact total cash costs mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet. A significant portion of the costs at Loulo, Gounkoto, Tongon and Morila are denominated in Communauté Financière Africaine Franc (CFA), which has a fixed exchange rate to the Euro. Therefore, costs are exposed to fluctuations in the Euro/dollar exchange rate. The Euro/dollar exchange rate was lower in 2016 compared to 2015. The remainder of our total costs and expenses consists primarily of amortization and depreciation, exploration costs, exchange losses, interest expense and corporate charges.

Looking Forward

Given Randgold’s commitment to growing through discovery and development, the company will continue to commit significant expenditure to exploration. In 2017, corporate and exploration expenses of approximately $50 to $60 million are anticipated. Total group capital expenditure, including its attributable share of joint ventures, is expected to be approximately $300 million. At Kibali, capital of approximately $95 million (45% of project) is expected, mostly relating to the underground shaft developments and hydropower projects. Ongoing development of the underground mines at Loulo, as well as other projects and exploration, is planned to cost $90 million, while Gounkoto is forecasting $55 million, mostly on the super pit development which includes deferred stripping. Capital at Tongon, including completion of the plant and power upgrades, is estimated at $20 million, and approximately $1 million is expected at Morila (40% project). Continued work on the Massawa study, mostly in respect of drilling, is forecast to incur capital expenditure of approximately $30 million.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 2 and Note 3 to our consolidated financial statements in this Annual Report on Form 20-F. Some of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. Refer to Note 3 to our consolidated financial statements in this Annual Report on Form 20-F for disclosure of critical accounting estimates and judgments. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources. The audit committee considered and approved the key estimates and accounting policies.

The critical accounting estimates and judgments as detailed in Note 3 to our financial statements included in this Annual Report on Form 20-F are follows:

•	TVA
•	Corporation tax claims
•	Carrying values of property, plant and equipment and joint venture investments
•	Capitalization and depreciation
•	Gold price assumptions
•	Determination of ore reserves
•	Future rehabilitation obligations
•	Stockpiles, gold in process and product inventories
•	Post production open cast mine stripping
•	Exploration and evaluation expenditure
•	Share-based payments

Recent accounting pronouncements

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to January 1, 2016 which have been adopted by the group for the first time this year. These have not had a material impact.

Effective period commencing on or after
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

Standards Effective in Future Period

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the group’s activities and are mandatory for the group’s accounting periods beginning after January 1, 2017 or later periods and which the group has decided not to adopt early. These include:

Effective period commencing on or after
IFRS 9	Financial instruments	January 1, 2018
IFRS 15	Revenue from contracts with customers	January 1, 2018
IFRS 16	Leases	January 1, 2019
IAS 12	Amendment – Recognition of deferred tax assets for unrealized losses	January 1, 2017
IAS 7	Amendment – Disclosure initiative	January 1, 2017
IFRS 2	Amendment – Classification and measurement of share based payment transactions	January 1, 2018

IFRS 15 is intended to introduce a single framework for revenue recognition and clarify principles of revenue recognition. This standard modifies the determination of when to recognize revenue and how much revenue to recognize. The core principle is that an entity recognizes revenue to depict the transfer of promised goods and services to the customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Management have completed an assessment of an existing gold sale contract and, based on the analysis performed, do not anticipate any material impact to the recognition of revenue upon adoption of this standard based on the existing arrangements at their operations.

IFRS 16 introduces a single lease accounting model. This standard requires lessees to account for all leases under a single on-balance sheet model. Under the new standard, a lessee is required to recognize all lease assets and liabilities on the balance sheet; recognize amortization of leased assets and interest on lease liabilities over the lease term; and separately present the principal amount of cash paid and interest in the cash flow statement. Management are currently assessing the impact of this standard.

IFRS 9 “Financial instruments” addresses the classification and measurement of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. Management are currently assessing the standard’s full impact.

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

Years Ended December 31, 2016 and 2015

Total Revenue

Gold sales (non-GAAP) for the group of $1.55 billion, including the attributable share of equity accounted joint ventures, were up 11% from the previous year principally as a result of the 8% increase in the average gold price received of $1,244/oz (2015: $1,152/oz), as well as a 3% increase in the number of ounces of gold sold across the group.

Total IFRS revenues from gold sales for the year ended December 31, 2016 increased by $199.4 million, or 20%, from $1,001.4 million to $1,200.8 million, reflecting the increase in ounces sold year on year, as well as the increase in the average gold price received.

Share of Profits of Equity Accounted Joint Ventures

The share of profits of equity accounted joint ventures decreased to $17.3 million from $77.3 million in the prior year, mainly as a result of Kibali’s share of profits which decreased from $70.3 million to $24.2 million in 2016. This reflected the decreased production and increased costs at Kibali, partially offset by the higher average gold price received. The share of profits from the Kibali joint venture is stated after depreciation of $102.7 million (2015: $87.3 million), foreign exchange losses of $16.3 million (2015: foreign exchange gain of $0.2 million) and a deferred tax credit of $10.3 million (2015: deferred tax charge of $8.0 million). Morila’s share of equity accounted joint venture profits decreased from a profit of $7.0 million in 2015 to a loss of $7.1 million in 2016. Profits decreased year on year following the drop in production due to feeding predominantly lower grade tailings storage facility (TSF) material.

Other Income

Other income of $6.0 million and $15.6 million for the years ended December 31, 2016 and 2015 respectively, include management fees from Morila and Kibali of $5.0 million (2015: $6.1 million), as well as operational foreign exchange gains (2016: $1.0 million compared to 2015: $9.6 million).

Costs and Expenses

Total Cash Costs (non-GAAP)

The following table sets out our total ounces sold and total cash cost and production cost per ounce sold for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016		2015
	Ounces sold	$ Per Ounce	Ounces sold	$ Per Ounce
Morila (40% share) cash costs	20,918	1,113	48,950	674
Loulo (100% share) cash costs	420,660	551	352,927	739
Tongon (100% share) cash costs	255,942	771	241,478	836
Gounkoto (100% share) cash costs	289,076	581	277,700	594
Kibali (45% share) cash costs	255,769	736	289,789	604
Total ounces (sold)	1,242,366		1,210,844
Group total cash costs per ounce[1]		639		679

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.

Total cash costs (non-GAAP) for the year ended December 31, 2016 of $794.4 million decreased by 3% on the prior year, driven by lower unit costs, in particular at the Loulo-Gounkoto complex.

Total cash cost per ounce (non-GAAP) for the group was $639/oz, 6% lower than the prior year, due to the 3%

increase in ounces sold, on the back of increased throughput and production across the group, as well as reflecting the 3% decrease in total cash costs. Total cash cost per ounce at the Loulo-Gounkoto complex decreased by 17% to $563/oz, reflecting the increase in ounces produced and lower unit costs. At Morila, the mine continued the feeding of mineralized waste material until its depletion in the third quarter before transitioning to to retreatment of the TSF material. Total cash cost per ounce at Morila increased by 65% on the prior year to $1,113/oz for year, reflecting the lower grade ore mined following the transition from feeding full grade ore to TSF retreatment. At Tongon, total cash cost per ounce dropped by 8% to $771/oz due to slightly increased recoveries delivering higher production. At Kibali, total cash costs of $736/oz increased by 22%, reflecting the lower production and higher cost of production.

Mining and processing costs for the year ended December 31, 2016 of $710.2 million decreased by 2% (2015:$726.8 million), due to good cost control and an increase in production.

Mining and processing costs further includes ‘other mining and processing costs’ which comprise various expenses associated with providing on mine administration support services to the Loulo, Gounkoto and Tongon mines. These charges amounted to $60.1 million for the year ended December 31, 2016 and $60.0 million for the year ended December 31, 2015.

Royalties increased by $10.7 million, or 21%, to $62.4 million for the year ended December 31, 2016 from $51.7 million for the year ended December 31, 2015. The increased royalties reflect the higher average gold price received (8% increase), as well as the increased ounces sold (3% increase).

Depreciation and Amortization

Depreciation and amortization of $175.3 million for the year ended December 31, 2016 increased 16% compared to the prior year cost of $150.9 million mainly driven by Yalea and Gara underground equipment being brought into use at the Loulo-Gounkoto complex during the year and the higher throughput achieved.

Depreciation charges associated with the Kibali and Morila joint ventures are included in the “share of profits of equity accounted joint ventures.”

Exploration and Corporate Expenditure

Exploration and corporate expenditure of $41.2 million for the year ended December 31, 2016 decreased by 9% from the previous year’s $45.1 million, reflecting reductions in general and corporate expenditure, partially offset by increased exploration activity, principally drilling, during the year.

Finance Income

Finance income of $1.6 million consists primarily of interest received on cash held at banks, which was $1.0 million for 2016 as compared to $0.1 million in 2015. The increase was mainly due to an increase in the average cash balances held during 2016 compared to 2015. Finance income further includes foreign exchange gains on financing activities comprising $0.6 million for the year (2015: nil).

Finance Costs

Finance costs for the year ended December 31, 2016 were $3.2 million compared to finance costs for the year ended December 31, 2015 of $4.4 million. The decrease of $1.2 million is mainly due to a decrease in foreign exchange losses on financing activities included in finance costs (2016: $0.4 million compared to $1.9 million in 2015).

Income Tax Expense

The income tax expense of $108.4 million for the year ended December 31, 2016 increased by 126% compared to the year ended December 31, 2015, reflecting higher accruals for tax charges at the Loulo-Gounkoto complex, in line with higher profits, as well as higher tax charges at Tongon following the end of its its exoneration from corporate tax for five years which ended in December 2015.

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

Non-controlling Interests

The non-controlling interests for the year ended December 31, 2016 represent the State of Mali’s 20% share of the profits at Loulo, the Ivorian government’s 10% share and other outside shareholder’s 0.3% share of the profits at Tongon, as well as the State of Mali’s 20% share of the profits at Gounkoto.

Years Ended December 31, 2015 and 2014

Total Revenue

Gold sales (non-GAAP) for the group of $1.39 billion, including the attributable share of equity accounted joint ventures, were down 3% from the previous year principally as a result of the 9% drop in the average gold price received of $1 152/oz (2014: $1,264/oz), partially offset by a 7% increase in the number of ounces of gold sold across the group.

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

Total cash costs (non-GAAP) for the year ended December 31, 2015 of $822.7 million increased by 4% on the prior year, driven by the 6% increase in tonnes milled across the group.

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

Mining and processing costs for the year ended December 31, 2015 of $726.8 million were only slightly higher by 2.0% (2014: $712.8 million), due to good cost control, lower fuel costs and a weaker euro/dollar exchange rate, notwithstanding the rise in plant throughput and production.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Resources

The group had $516.3 million cash and cash equivalents for the year ended December 31, 2016 and $213.4 million million for the year ended December 31, 2015.

Operating Activities

Net cash generated from operating activities for the year ended December 31, 2016 of $521.5 million increased by $124.2 million (31%) from the previous year, reflecting the strong operational cash flows from the Loulo-Gounkoto complex and the Tongon mine in 2016.

Cash flows related to operating working capital items decreased by $64.9 million year on year, mainly due to the decrease in cash flows related to receivables ($30.9 million). This occurred mainly due to advances to contractors and tax prepayments at Loulo, partially offset by decreases in the TVA balances at Loulo. The decrease in cash flows was further impacted by the $42.3 million decrease in cash flows related to trade and other payables. This occurred mainly due to the decrease in supplier balances at the Loulo-Gounkoto complex due to the timing of payments of invoices. This was partially offset by by an increase to inventories ($8.4 million).

Net cash generated from operating activities for the year ended December 31, 2015 of $397.0 million increased by $79.4 million (25%) from the previous year, reflecting the strong operating performance across the group and the increase in dividends received from the Kibali and Morila joint ventures.

Cash flows related to operating working capital items increased by $78.9 million in 2015 year on year, mainly due to the increase in cash flows related to trade and other payables of $109.4 million. This occurred mainly due to the timing of payments of invoices. This was partially offset by a decrease in cash flows related to receivables ($18.8 million) and inventories ($11.7 million) year on year.

Investing

Investing activities for the year ended December 31, 2016 utilized $157.6 million compared to $217.8 million utilized for the year ended December 31, 2015 and consisted primarily of $149.1 million expenditure at the Loulo-Gounkoto complex related to the developments at the Gara and Yalea underground mines, including the refrigeration plants, as well as ongoing capital, notably the elution and power plant upgrades. Capital expenditure of $10.5 million was incurred at Tongon while $6.5 million was spent on the Massawa project during the year.

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

Financing

Financing activities for the year ended December 31, 2016 used $60.7 million. Financing activities for the year ended December 31, 2015 used $48.6 million. Cash spent in 2016 mainly comprised the payments of dividends of $52.0 million paid to the company’s shareholders and $11.9 million of dividends paid to the State of Mali and the State of the Cote d’Ivoire in relation to Gounkoto and Tongon.

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

Corporation Tax Claims

The International Center for Settlement of Investment Disputes’ (ICSID) arbitration tribunal issued its final and binding award in 2016, resulting in Loulo being awarded $29.2 million in principal (together with an award for costs and interest) from the State of Mali, for monies found by the tribunal to have been wrongfully taken by the government through TVA credits. This amount was subsequently received during the third quarter of 2016. In addition, the arbitration ruled that TVA withholding tax on foreign suppliers was due to the State of Mali, although amounts due were also confirmed to be recoverable as TVA receivables by the award such that the TVA payable is matched by an equal TVA receivable. The arbitration however related to only a portion of the various tax claims which have been received by the group from the State of Mali in respect of its Mali operations. Payments totalling $27.3 million were made against a portion of these claims in the third quarter. The outstanding claims in respect of its Mali operations totalled $122.7 million at the end of the year. Having taken professional advice, the group considers the material elements of the outstanding claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims are considered remote under IFRS. Loulo, Gounkoto and Morila have each legally binding establishment conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During the third quarter, the group received payment demands for these disputed amounts, and while it was engaged with the authorities on these demands, its office in Bamako was closed by the authorities but subsequently reopened in October. During October 2016, the group paid tax advances to the State of Mali in the amount of $25.0 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which are legally not due will be refunded. These amounts are shown in trade and other receivables.

Corporate, Exploration, Development and New Business Expenditures

Our expenditures on corporate, exploration, development and new business activities for the past three years are as follows:

	Year Ended December 31, $000
Area	2016	2015	2014

Rest of Africa	172	4,472	1,326
Burkina Faso	111	113	211
Mali	6,354	5,087	5,389
Côte d’Ivoire	4,583	5,825	3,764
Senegal	1,566	1,669	1,971
DRC	6,823	156	101
Total exploration expenditure	19,609	17,322	12,762
Corporate expenditure	21,593	27,745	24,003
Total exploration and corporate expenditure	41,202	45,067	36,765

The Group has a portfolio of exploration permits and projects, with various exploration programs, ranging from early stage exploration to feasibility studies being undertaken. These are underway in the Democratic Republic of Congo, Mali, Senegal and Côte d’Ivoire.

Working Capital

Management believes that our working capital resources, by way of internal sources and available credit facilities are sufficient to fund our currently foreseeable future business requirements, including capital expenditures.

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

GOLD MARKET OVERVIEW

Gold had a robust performance in 2016 and the gold price was up 8% year on year in US dollar terms. In most other currencies the increase was even higher. The gold price closed the year at $1,146 per ounce. Research by the World Gold Council shows that gold demand increased by 2% in 2016, primarily as a result of multi-year record inflows into physically backed gold ETFs.

Investment demand was up 70% year on year, the highest level since 2012, as investors continued to build their strategic allocations in gold via ETFs. Demand for gold backed ETFs and similar products was the second highest on record, just behind 2009. US based ETFs led the increase in demand in the first half of the year, driven by uncertainties about the future path of interest rates and the elections in that country, as well as by the upward price momentum. The balance in ETF demand shifted to European investors in the second half of the year, as they started to focus on the upcoming 2017 elections in that part of the world and the low interest rate environment.

Global bar and coin demand was down 2% year on year. The higher gold price as well as the overall lack of momentum in the price, were the primary causes of this weakness. In the key markets of China and the US, demand showed substantial increases. However, demand in India was negatively impacted by regulatory changes introduced by the government. Demand also fell in Europe, the Middle East and in East Asia.

The jewellery sector experienced considerable negative pressures in 2016, and demand dropped to a seven year low. The higher gold price profile, regulatory changes in the key Indian market and China’s slowing economy all impacted the market. In India, consumers continue to face a challenging environment and demand has dropped to a multi-year low, on the back of the relatively high and volatile gold price, a fragile sentiment among the rural population and new government regulations. The rural population in India has seen an erosion of disposable income in recent years. In addition, various government regulations have been implemented during the year in an attempt to control and formalize the gold market. Price driven weakness also affected the other Asian markets and in the Middle East. In the US, jewellery demand was relatively flat and poor consumer confidence in Europe resulted in demand following similar patterns.

Central banks continued to add gold to their reserves and 2016 was the 16th consecutive year of net purchases.

Gold demand for technological use declined by 3% as pressure from a combination of substitution and slowing final product sales continued to weigh on the sector.

The World Gold Council is of the opinion that there are currently major trends in the world economy that are currently supportive of gold demand. These include heightened geopolitical risks, currency depreciation, a rise in inflation expectations, the level of stock market valuations and the opening of new markets.

Total gold supply increased by 5% in 2016. Although mine production was flat year on year, recycling jumped 17%. Cost management continues to significantly impact on gold production. Data produced by SNL Metals and Mining shows that industry-wide all-in sustaining cost has shown a substantial drop since its peak in 2013, and that the continued cuts to project spending imply a constricted pipeline of future gold supply. Future production was also impacted by the gold majors cutting their exploration budgets, particularly greenfield work, in recent years. Gold production is anticipated to drop from 2020.

Recycling, on the other hand, soared on the back of the higher gold price as well as structural changes in some markets, resulting in recycling reaching a four year high. The squeeze on disposable income experienced by consumers in India and China resulted in them selling gold into the higher gold price market. In China, the year on year supply of recycled gold increased by 45%.

The volatility of gold prices is illustrated in the following table, which shows the approximate annual high, low and average of the afternoon London Bullion Market fixing price of gold in Dollars for the past ten years.

	Price Per Ounce ($)
Year	High	Low	Average
2007	841	608	695
2008	1,011	712	871
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,572
2012	1,792	1,540	1,669
2013	1,694	1,192	1,411
2014	1,385	1,142	1,266
2015	1,296	1,049	1,160
2016	1,366	1,061	1,249
2017 (through February 28)	1,260	1,162	1,214

E. OFF-BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations and commercial commitments are described below. The related obligations as at December 31, 2016 are set out below. The figures presented exclude equity accounted joint venture balances:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligations	19,888	2,486	4,972	4,972	7,458
Environmental rehabilitation	57,101	90	2,594	2,236	52,181
Loans from minority shareholders in subsidiaries	2,765	-	-	-	2,765

Total contractual cash obligations	79,754	2,576	7,566	7,208	62,404
Contracts for capital expenditure	7,019	7,019	-	-	-

Refer to Notes 10 and 19 of our consolidated financial statements included in this Annual Report on Form 20-F for details of the Joint Venture Agreements with AngloGold Ashanti, DTP and WAMFF Ltd.

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Our Articles of Association provide that the board must consist of no fewer than two and no more than 20 directors at any time. On February 2, 2017, the board appointed Mrs. O. Kirtley to the board as an independent non-executive director and to the remuneration committee. The board currently comprises nine members, two executive and seven non-executive directors.

Our Articles of Association provide that any new director should be re-elected by the shareholders at the annual general meeting following the date of the director’s appointment. In accordance with the United Kingdom Governance Code 2014 (and revised in April 2016) (United Kingdom Governance Code) which calls for directors to seek re-election annually. At the annual general meeting held on May 3, 2016, Dr. D.M. Bristow, Mr. G.P. Shuttleworth, Mr. C.L. Coleman, Mr. N.P. Cole Jr., Dr. K. Dagdelen, Mrs. J.M. Lioko, Mr. A.J. Quinn, Mr. J. Kassum and Ms. S.F. Ba-N’Daw were re-elected.

According to the Articles of Association, the board meets at intervals determined by it from time to time.

The address of each of our executive directors and non-executive directors is the address of our principal executive office, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands.

Executive Directors

Mark Bristow (58) Chief Executive. Mr. Bristow has been Chief Executive Officer since the incorporation of the company in 1995, which was founded on his pioneering exploration work in West Africa. He has subsequently led the company’s growth through the discovery and development of world class assets into a major international gold mining business. Mr. Bristow has played a pivotal part in promoting the emergence of a sustainable mining industry in Africa. He has a proven track record of growing businesses in Africa and delivering considerable shareholder value. A geologist with a PhD from Natal University, South Africa, he has held board positions at a number of global mining companies and is currently the non-executive chairman of Rockwell Diamonds Inc.

Graham P. Shuttleworth (48) Finance Director and Chief Financial Officer. Mr. Shuttleworth joined us as Chief Financial Officer and Finance Director in July 2007 but has been associated with the company since its inception, initially as part of its management team involved in listing the company on the London Stock Exchange in 1997, and subsequently as an advisor. Mr. Shuttleworth brings significant financial and management experience to the board, combined with considerable knowledge of large scale international businesses which was developed initially as a chartered accountant qualifying with Deloitte, and then as managing director and the New York based head of metals and mining for the Americas in the global investment banking division of HSBC where he advised numerous mining companies on listings, accessing the capital markets and mergers and acquisitions. Mr. Shuttleworth is a graduate of the University of Cape Town, South Africa, with a bachelor of commerce degree and an honors degree from the University of South Africa.

Non-Executive Directors

Christopher L. Coleman (48) Non-Executive Chairman. Chairman of the governance and nomination committee and member of the remuneration committee. Mr. Coleman is the group head of banking at Rothschild & Co and has more than 25 years’ experience in the financial services sector, including corporate and private client banking and project finance. He has had a long standing involvement in the mining sector in Africa and globally. He is a director of NM Rothschild & Sons, chairman of Rothschild Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild & Co group, which he joined in 1989. He is a BSc (Econ) graduate from the London School of Economics and was a non-executive director of the Merchant Bank of Central Africa from 2001 to 2008. Mr. Coleman’s management and corporate governance experience brings strong leadership skills to the board. He is a non-executive director of Papa John’s International Inc. He was appointed a director in November 2008.

Andrew J. Quinn (63) Senior Independent Non-Executive Director. Chairman of the remuneration committee and member of the audit committee. Mr. Quinn retired at the end of 2011 from his position as head of mining investment banking for Europe and Africa at CIBC after 15 years in the role and more than 35 years’ experience of the mining industry. With a BSc (Hons) in mineral exploitation (mining engineering) from Cardiff University, Mr. Quinn began his career in Anglo American’s gold division in 1975, holding various management and technical positions in South Africa, and worked briefly for Greenbushes Tin in Australia before joining The Mining Journal in 1982 as editor of its gold publications. In 1984 he entered the financial services industry joining James Capel (later HSBC Investment Banking) and then moving to CIBC in 1996. Mr. Quinn brings strong commercial experience to the board, combined with considerable knowledge of the resource sector and a strong track record of understanding the needs of businesses operating in Africa and other international markets. He was appointed a director in November 2011.

Safiatou Francoise Ba-N’Daw (64) Independent Non-Executive Director. Member of the audit committee. A Harvard University MBA graduate, Ms. Ba-N’Daw spent 12 years with the World Bank as a senior financial specialist for the South Asia region, following which she was appointed Côte d’Ivoire’s Minister of Energy, a position she held until 2000. Ms. Ba-N’Daw was subsequently appointed a director of the United Nation’s Development Program for South-South Cooperation (formerly the Special Unit: Technical Cooperation among Developing Countries) until 2004 when she was appointed deputy chief of staff to the Prime Minister of Côte d’Ivoire. Ms. Ba-N’Daw’s deep understanding of the financial and political opportunities and challenges of operating in emerging countries, especially West Africa, provides a valuable contribution to the board. She was appointed a director in March 2015.

Kadri Dagdelen (62) Independent Non-Executive Director. Member of the governance and nomination committee. A current professor and previously the head of the department of mining engineering at the Colorado School of Mines, USA, Mr. Dagdelen began his professional career as a mining engineer at Homestake Mining Co (now Barrick Gold Corporation) and was the technical services manager when he left for academia in 1992. With a PhD in mining engineering and a ME in geostatistics, Mr. Dagdelen has been involved in numerous research and consulting projects worldwide and provides an in depth knowledge of the international mining industry and operational expertise. He also served on the board of directors of the Society of Mining, Exploration and Metallurgy in the USA for six years and has chaired other professional societies that support the mining industry. He was appointed a director in January 2010.

Jemal-ud-din Kassum (Jamil Kassum) (68) Independent Non-Executive Director. Chairman of the audit committee, member of the remuneration committee and of the governance and nomination committee. Mr. Kassum has a wealth of significant recent and relevant financial and political experience having been a former World Bank vice president for the East Asia and Pacific region after 25 years with the International Finance Corporation (IFC), where as a vice president he was responsible for all of IFC’s new investments. He now provides strategic advice to international financial institutions and companies. Mr. Kassum brings a strong strategic understanding to the board and has a detailed knowledge of risk assessment and management systems. He grew up in Tanzania, was educated at Oxford University and holds an MBA from Harvard University. He was appointed a director in January 2014.

Olivia Kirtley (66) Independent Non-Executive Director. Member of the remuneration committee. Ms. Kirtley holds a BS in Accounting from Florida Southern College and a Masters of Taxation from Georgia State University. She is a frequent speaker at United States and international forums for boards and professional organizations on best practices and tools to enhance board effectiveness, risk oversight and government structures. Ms. Kirtley is currently a non-executive director of US Bancorp, Papa John’s International and ResCare, Inc where she serves on various board committees. She is also the immediate past chairman and president of the International Federation of Accountants and a past council member of the

International Integrated Reporting Council. Her extensive financial experience and strong leadership in the area of governance brings additional insight and expertise to the board. She is a non-executive director of US Bancorp and of Papa John’s International, Inc. She was appointed a director in February 2017.

Jeanine Mabunda Lioko (52) Independent Non-Executive Director. Member of the audit committee. Ms. Lioko has spent a number of years working in the Democratic Republic of Congo’s finance industry including with Citi Group and as an advisor to the Governor of Banque Centrale du Congo. A former Minister of Portfolio of the DRC, a position which she held for over five years, she is now a serving member of the National Assembly of the Democratic Republic of Congo, representing the Equateur Province, and brings a wealth of knowledge in managing the political and financial landscape in Central Africa. Ms. Lioko is also a special advisor to the DRC government to prevent violence against women and the recruitment of children for war. She was educated in Brussels, Belgium, and holds a law degree from the Catholic University of Louvain, Belgium, and a postgraduate degree in commercial science from the ICHEC Brussels Management School. She joined the board in January 2013.

Executive Officers

Willem Jacobs (58) GM Operations Central and East Africa. With a BPL (Hons) and DCom, he has served as a director of listed and private companies in the areas of mining, engineering and manufacturing in Southern, Central and Eastern Africa for the past 21 years. He joined Randgold in 2010.

John Steele (56) Technical and Capital Projects Executive. Mr. Steele was responsible for the successful construction and commissioning of our Morila, Loulo, Tongon and Gounkoto mines and led the development and commissioning of the Kibali mine in the DRC. He also continues to provide operational and engineering oversight to the group. Mr. Steele has a BSc (Hons) in Chemical Engineering and MBL (UNISA).

Chiaka Berthe (48) General Manager – Operations West Africa. With a Master’s degree in geological engineering from the Malian National School of Engineering, Chiaka has more than 20 years’ experience in the industry. He is a member of the Australian Institute of Mine and Metallurgy and the Geostatistical Association and was appointed to his current position in 2015.

Martin Welsh (45) General Counsel and Secretary. Mr. Welsh joined us in 2011 and in 2012 was appointed the group’s company secretary and general counsel. He qualified as a solicitor in 1998 and previously worked in London with Dickson Minto WS and Linklaters, where he represented numerous international corporate and financial institutions, and in Jersey where he acted for Randgold while in private practice.

Rodney Quick (45) Group GM Evaluation. A geologist with an MSc Geology and 23 years’ experience in the gold mining industry, Mr. Quick joined us in 1996, and has been involved in the exploration, evaluation and production phases of all our projects since Morila. He became responsible for all project development and evaluation for the group in 2009.

Our Articles of Association provide that the longest serving one-third of directors retire from office at each annual general meeting. Retiring directors normally make themselves available for re-election and are re-elected at the annual general meeting on which they retire. In accordance with the United Kingdom Governance Code the directors will offer themselves for re-election by shareholders at the company’s annual general meeting. Our officers’ appointment (each as an officer) is regulated by standard industry employment agreements.

The date of appointment, date of expiration and length of service for each of our directors is set forth in the table below:

Director	Date of Appointment	Date of Expiration Term[1]	Number of Years Served

Executive
D.M. Bristow	8/11/95	5/02/17	22
G.P. Shuttleworth	7/03/07	5/02/17	10
Non-Executive
C.L. Coleman	11/03/08	5/02/17	8
K. Dagdelen	1/29/10	5/02/17	7
A.J. Quinn	11/01/11	5/02/17	5

Director	Date of Appointment	Date of Expiration Term[1]	Number of Years Served
J. Mabunda Lioko	1/28/13	5/02/17	4
J. Kassum	1/31/14	5/02/17	3
S. F. Ba-N’Daw	3/01/15	5/02/17	2
O. Kirtley	2/02/17	5/02/17	0

[1]	The United Kingdom Corporate Governance Code requires that all directors should stand for re-election on an annual basis. Dr. K. Voltaire retired from the board of directors on May 3, 2016. Mr. N.P. Cole Jr. retired from the board of directors on October 31, 2016. Mr K Dagdelen will retire from the board of directors on May 2, 2017.

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

Executive Directors’ Remuneration

Fixed remuneration comprises only base salary. No pension contributions are funded by the company. In 2017, fixed remuneration represents 21% for the CEO and 32% for the CFO of the total remuneration package (based on target performance).

Executive Directors’ Remuneration

	Base salary			Annual bonus[1]			Other payments[4]		Total
Director ($)	2016		2015	2016		2015	2016	2015	2016	2015
DM Bristow	1,687,140		1,638,000	3,270,202		2,946,754	2,740,070	3,454,250	7,697,412	8,039,004
GP Shuttleworth	733,549	[2]	802,324	1,024,402	[3]	1,149,604	565,027	540,770	2,322,978	2,492,698
Total	2,420,689		2,440,324	4,294,604		4,096,358	3,305,096	3,995,020	10,020,390	10,531,702

[1]	For detail of the portion of bonus deferred and performance measures met, see the sections “—Co-Investment Plan” and “—Restricted Share Scheme” below.
[2]	Mr. GP Shuttleworth’s salary was paid in pounds but converted to dollars at the average rate for the year of £1:$1.36.
[3]	Mr. GP Shuttleworth’s bonus will be paid in pounds in March 2017 but has been converted to dollars at the rate of £1:$1.22.
[4]	Other payments include expenses for restricted share awards, performance share awards and Co-Investment Plan awards which are costed in accordance with IFRS 2, based on the valuation at the date of grant rather than the value of the awards that vested in the year. Vesting is subject to a number of vesting conditions which may or may not be achieved.

Base Salary

The CEO’s and CFO’s base salaries are determined by the remuneration committee, taking into account the performance of the individual. The company also benchmarks each element of remuneration and the total remuneration package in comparison to FTSE 100, FTSE mining and comparable international gold mining companies.

When setting base salaries, the remuneration committee also takes into consideration the requirement for extensive travel and time spent at the company’s operations in Africa. This is considered critical to the effective management of the company’s business.

At December 31, 2016, the annual base salaries of the executive directors were as follows:

•	CEO: Dr. D.M. Bristow $1,687,140

•	CFO: Mr. G.P. Shuttleworth £541,096

Following a review of all aspects of the remuneration packages of the executive directors, it has been decided that the CEO’s base salary be increased from $1,687,140 to $1,737,754 and the CFO’s base salary be increased from £541,096 to £557,329 with effect from January 1, 2017, which represent an increase of 3%. The CEO’s and CFO’s base salary increases are in line with the average increase for employees at management levels and the broader market. As is the remuneration committee’s usual practice, it sought the views of our larger institutional shareholders and voting guidance services before deciding on these increases.

During the year, the remuneration committee was provided with information detailing salaries of the broader Randgold employee population. The remuneration committee reviewed the information on the employees’ salaries and any increases made are also taken into account when considering the base salary increases for the CEO and CFO. The increases for the employees took effect in October 2016 and ranged from 1.9% to 6.3%. The average increase in employee salaries was approximately 2.8%.

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

Variable Remuneration

Variable remuneration represents the major proportion of each executive director’s remuneration package.

In 2016, variable remuneration of the executive directors comprised:

•	An annual bonus opportunity, coupled with the requirement to defer a third of annual bonus earned into the Co-Investment Plan to acquire shares that are held for four years.

•	Participation in the Co-Investment Plan rewarding performance over three years, with a further one year post-vesting retention requirement of the vested award.

•	Awards under the Restricted Share Scheme, rewarding performance over four years, with a further one year post-vesting retention requirement of the vested award.

2016 Annual Bonus

The annual bonus encourages and rewards superior performance on an annual basis. The performance metrics are intended to reward the achievement of challenging strategic and financial targets that contribute to the creation of sustainable shareholder value. Each year, the remuneration committee reviews and may make adjustments to the criteria used for measuring performance, taking into account the strategic objectives of the company for the year, before the metrics and targets are agreed for the annual remuneration cycle. The remuneration committee has the ability to exercise its discretion in respect of the annual bonus calculation, however, in respect of the year under review it did not do so and relied solely on the application of the performance metrics.

OVERVIEW OF 2016 ANNUAL BONUS PERFORMANCE MEASURES, WEIGHTINGS AND OUTCOME

CEO

CFO

Deferred Annual Bonuses

The deferral of annual bonus encourages and rewards superior performance on a sustained basis. One third of any annual bonus earned is compulsorily deferred. This amount is used to acquire shares that are held for a period of four years. Historically deferred bonuses have been matched under the Co-Investment Plan.

The annual bonus amounts that were deferred for 2016 are $1,089,958 for the CEO and $341,433 for the CFO.

Amounts awarded under the annual bonus plan are subject to clawback in the event of a material misstatement of the company’s annual report and accounts on which they were based.

Long Term Incentive Outcomes for 2016

The company focuses on longer term value and long term incentives for executive directors which comprise, on an annual basis:

•	Participation in the Co-Investment Plan rewarding performance over three years, with a further one year post-vesting retention requirement for the vested award.

•	Performance shares awarded under the Restricted Share Scheme, rewarding performance over four years, with a further one year post-vesting retention requirement for the vested award.

Co-Investment Plan

The Co-Investment Plan rewards sustained performance relative to peers over a three year period.

In 2016 and prior years, one third of any annual bonus earned was compulsorily deferred and an executive director may also have chosen to commit further shares to the co-investment plan. For 2016, the maximum commitment opportunity offered under the co-investment plan was 250% of base salary by the CEO and 125% of base salary by the CFO. Committed shares must be retained for three years and may be matched, depending on relative TSR performance over three years, against the Euromoney Global Gold Index TSR performance.

In 2016, the CEO committed 45,475 shares, and was granted an equal matching award under the Co-Investment Plan. The CFO committed 10,355 shares, and was granted an equal matching award under the Co-Investment Plan.

If, after three years, the annualized TSR performance of the company equals or exceeds the annualized TSR performance of the Euromoney Global Gold Index, then the committed shares may be matched on a stepped scale, as shown in the next table. The maximum level of matching is one for one and is awarded for TSR performance of 10% per year (compounded) above the Euromoney Global Gold Index TSR performance. This is considered to be a stretching level of performance and the remuneration committee considers this target to be challenging in the context of the company’s historical outperformance of the market.

Three year TSR (performance per annum)

Compound growth (per annum)	Level of matching on committed shares
Below the index	-
Equal to the index	0.3 for 1
Index +2%	0.44 for 1
Index +4%	0.58 for 1
Index +6%	0.72 for 1
Index +8%	0.86 for 1
Index +10% or higher	1 for 1

For 2017, the remuneration committee has determined that the Co-Investment Plan remains appropriate and there is no change to performance measures for the year. However, going forward, management will be required to commit shares purchased in the market, or from their own personal shareholding, for the purpose of matching the awards granted, rather than using the shares acquired on the compulsory deferral of the annual bonus into shares.

Restricted Share Scheme

Awards are determined as a percentage of base salary, with the maximum annual award in 2016 being 200% of base salary for the CEO and 100% of base salary for the CFO.

For awards made in 2016, the following three measures will apply, each weighted one third:

•	Total cash cost per ounce – measured over four consecutive one year periods, with vesting at the end of four years. The overall vesting will be the average annual outcome against market guidance weighted by annual production in ounces. Threshold will equal the maximum cost per ounce each year and maximum vesting at the minimum cost per ounce based on the market guidance range approved by the board and communicated to the market in February each year.

•	Relative TSR – TSR is measured over the three months before the start and the three months before the end of any four year performance period and compared to the TSR, calculated in the same way, of a defined comparator group of international listed gold mining companies. Vesting is based on the relative TSR outcome over the four year period. Threshold vesting occurs at median and maximum at upper quartile. The defined comparator group for 2016 (subject to the remuneration committee discretion to add or amend the group from time to time) is:

•	Agnico Eagle Mines Limited; AngloGold Ashanti Limited; Barrick Gold Corporation; Eldorado Gold Corporation; B2 Gold Corporation; Gold Fields Limited; Goldcorp Incorporated; Kinross Gold Corporation; Newcrest Mining Limited; Newmont Mining Corporation; Yamana Gold Incorporated; Buenaventura Mining Company Incorporated; and New Gold Incorporated.

•	Reserve replacement ratio – calculated as a ratio of the cumulative four year reserves added compared with the cumulative four year reserves mined. Threshold vesting will occur if this ratio is at least 75% with maximum vesting occurring if the ratio is 110%.

The award of shares under the Restricted Share Scheme for the CEO and CFO for 2016 will vest subject to the achievement of the following performance targets:

Level of vesting	Year 4
Reserve replacement ratio: cumulative over 4 years
• Nil	Less than 75%
• 30%	75%
• Pro-rata 30% – 100% on a straight line basis	More than 75% and less than 110%
• 100%	110%
Total cash cost per oz: Average of 4 years weighted by annual production in ounces
• Nil	More than the higher end of costs guidance range
• 30%	Equal to the higher end of the costs guidance range
• Pro-rata 30% – 100% on a straight line basis	Between the higher and lower costs guidance range
• 100%	Equal to or lower than the lowest end of the costs guidance range
Relative TSR: 4 year TSR v comparator group
• Nil	Less than 50th percentile
• 30%	50th percentile
• Pro-rata 30% – 100% on a straight line basis	More than 50th percentile and less than 75th percentile
• 100%	75th percentile

For 2017, the remuneration committee has determined that the 2016 measures remain appropriate and there is no change to performance measures for the year.

The remuneration committee will review these performance targets in the event that the company issues a material number of new shares.

The following table summarizes all awards of restricted shares to our executive directors outstanding, the market price on the NASDAQ Global Select Market at the date of award, the date of grant and the vesting schedule of the award.

Restricted Share Scheme

	Date of award	Market price at date of award ($)[1]	At 1 Jan 2016	Awarded in the year	Maximum value of award at grant date ($)[2]	Vested in the year [3]	Market price at date vested ($)	Lapsed in the year	At 31 Dec 2016	Vesting
DM Bristow	June 13, 2011	76.53	12,818	-		3,205	$94.66	9,613	-	1/3 vested June 13, 2016
	March 16, 2012	101.49	19,229	-	-	-		9,614	9,615	1/3 vested March 16, 2016 1/3 vests March 16, 2017
	March 18, 2013	82.37	36,724	-	-	-	-	12,241	24,483	1/3 vested March 18, 2016 1/3 vests March 18, 2017 1/3 vests March 18, 2018

	Date of award	Market price at date of award ($)[1]	At 1 Jan 2016	Awarded in the year	Maximum value of award at grant date ($)[2]	Vested in the year [3]	Market price at date vested ($)	Lapsed in the year	At 31 Dec 2016	Vesting
	March 21, 2014	79.48	39,004	-	-	-	-	-	39,004	Vests January 1, 2018
	May 12, 2015	73.42	44,619	-	-	-	-	-	44,619	Vests January 1, 2019
	March 23, 16	92.75	-	36,380	3,374,245	-	-	-	36,380	Vests January 1, 2020
GP Shuttleworth	June13, 2011	76.53	2,707	-	-	677	$94.66	2,030		1/3 vested June 13, 2016
	March 16, 2012	101.49	4,308	-	-	-	-	2,154	2,154	1/3 vested March 16, 2016 1/3 vests March 16, 2017
	March 18, 2013	82.37	8,401	-	-	-	-	2,800	5,601	1/3 vested March 18, 2016 1/3 vests March 18, 2017 1/3 vests March 18, 2018
	March 21, 2014	79.48	10,170	-	-	-	-	-	10,170	Vests January 1, 2018
	May 12, 2015	73.42	11,162						11,162	Vests January 1, 2019
	March 23, 2016	92.75	-	8,284	768,341	-	-	-	8,284	Vests January 1, 2020

[1]	NASDAQ Global Select Market closing price on day preceding date of grant or if a public holiday, the next trading day.
[2]	This figure assumes satisfaction of all performance conditions and maximum vesting.
[3]	Vesting of the executive directors’ awards was subject to performance conditions in respect of the period ended December 31, 2015.

CEO Performance Shares

At the 2013 annual general meeting, shareholders approved a one-off award of performance shares to Dr. D.M. Bristow. The vesting of the performance shares is subject to the achievement of the conditions set out below and Dr. D.M. Bristow continuing to hold office or employment with the company during the period of three years from April 29, 2013, the date of grant of the award. The conditions to which vesting of the award was subject were designed to reflect the value enhancement and focus on the establishment and operation of the Kibali gold mine. Satisfaction of each condition would result in the vesting of one-fifth of the shares subject to the award:

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

At December 31, 2016, four out of five of the performance conditions have been met and the CEO completed the minimum service period applicable to the award. As a result, a total of 40,024 shares were transferred from the employee share trust to Dr. Bristow’s nominee on April 29, 2016. The shares are restricted from dealing and will only be released when the CEO leaves the service of the company. In the interim Dr. Bristow will be entitled to vote over the shares (on direction of/to the nominee) and will be entitled to receive any dividends accrued on those shares at the time the shares are released.

The final tranche of the award remains outstanding and subject to the satisfaction of the final performance target, provided the CEO holds office or employment as at the date of achievement of the condition. The award is subject to clawback (up to a maximum value of $4,000,000) at the discretion of the remuneration committee where a material misstatement is found contained in the annual report and accounts of the company on which vesting of the award (or any part thereof) is or is to be based.

Vesting of Share Plan Awards for the Performance Period Ending in 2016

The following awards, granted to the CEO and CFO, vested (or were capable of vesting) or lapsed in respect of a performance period ending in 2016:

CEO
CO-INVESTMENT PLAN

Date of grant	Award of shares	Maximum value of award at grant date[1]	Expiry of performance period	Number of award shares vested
March 21, 2014	39,004	$3,100,038	December 31, 2016	17,162

RESTRICTED SHARE SCHEME

Date of grant	Award of shares	Maximum value of award at grant date[1]	Date of vesting	Number of award shares vested[2]
March 16, 2012	28,843	$2,927,276	March 16, 2017	0 (3rd tranche)
March 18, 2013	36,724	$3,024,956	March 18, 2017	0 (2nd tranche)

CFO
CO-INVESTMENT PLAN

Date of grant	Award of shares	Maximum value of award at grant date	Expiry of performance period	Number of award shares vested
March 21, 2014	10,170	$808,312	December 31, 2016	4,475

RESTRICTED SHARE SCHEME

Date of grant	Award of shares	Maximum value of award at grant date[1]	Date of vesting	Number of award shares vested[2]
March 16, 2012	6,462	$655,828	March 16, 2017	0 (3rd tranche)
March 18, 2013	8,401	$691,990	March 18, 2017	0 (2nd tranche)

[1]	This figure assumes satisfaction of all performance conditions and maximum vesting.
[2]	Where a restricted share scheme award has not vested in respect of any shares, the relevant tranche of the award will lapse in accordance with the scheme rules.

Co-Investment Plan – 2016 Outcome

The vesting of the Co-Investment Plan awards granted in 2014 to the CEO and the CFO were subject to a performance condition which measures the company’s Total Shareholder Return (TSR) performance against the Euromoney Global Gold Index TSR performance. The company’s annualized TSR performance exceeded the index TSR performance by 3.8% compound per year and as a result the performance condition was only partially met. Accordingly, 44% of the awards vested, representing a value of $1,310,147 and $341,622 for the CEO and CFO respectively, at a closing share price on December 30, 2016 of $76.34.

Restricted Share Scheme – 2016 Outcome

The vesting of the above Restricted Share Scheme awards for the CEO and CFO, were subject to the achievement of operational and financial targets. Four separate measures of business growth were used, each weighted 25%, with tranches of awards vesting after three, four and five years as follows:

•	Additional reserves including reserve replacement

•	Absolute reserves excluding reserve replacement

•	EPS growth

•	Absolute TSR

None of the performance conditions were met in respect of the relevant tranches of the 2012 and 2013 awards, and accordingly no shares were awarded.

Non-Executive Directors’ Remuneration

The remuneration paid for 2016 and to be paid for 2017 to our non-executive directors, including the chairman, is comprised of:

•	An annual retainer fee to all non-executive directors of $60,000 in each of 2016 and 2017;

•	An annual fee for audit committee service of $35,000 in each of 2016 and 2017;

•	An annual fee for remuneration committee service of $25,000 in each of 2016 and 2017;

•	An annual fee for governance and nomination committee service of $10,000 in each of 2016 and 2017;

•	The chairman of a board committee to receive an additional fee of $20,000;

•	The senior independent director received a fee of $85,000. This fee was payable in addition to the annual fee and other committee fees for both 2016 and 2017;

•	The chairman, in addition to the annual fee also received a chairman fee of $225,000 (which is inclusive of committee membership fees but exclusive of the committee chairman fee) in 2016 and 2017;

•	Mr. C. Coleman, as chairman of the board, received an award of 2,500 ordinary shares in 2016, fully vested from grant;

•	Mr. N.P. Cole Jr., as a senior independent director, received an award of 2,000 ordinary shares in 2016, in each case fully vested from grant; and

•	An award to each non-executive director of 1,500 ordinary shares in 2016, fully vested from grant. The shares are seen as an important element of our approach to remuneration policy in relation to the chairman and non-executive directors. They encourage share ownership and are delivered in lieu of cash. The directors are considered independent notwithstanding an award of shares.

Non-Executive Directors’ Remuneration

Non-Executive Director	Fees		Other payments[1]		Total
Director ($)	2016	2015	2016	2015	2016	2015
CL Coleman	305,000	305,000	249,200	190,375	554,200	495,375
S Ba-N’Daw	83,333	50,000	149,520	114,225	232,853	164,225
NP Cole Jr [2]	150,000	186,667	199,360	152,300	349,360	338,967
K Dagdelen	70,000	70,000	149,520	114,225	219,520	184,225
J Kassum	135,417	118,333	149,520	114,225	284,937	232,558
J Mabunda Lioko	95,000	95,000	149,520	114,225	244,520	209,225
AJ Quinn	154,167	133,333	149,520	114,225	303,687	247,558
K Voltaire[3]	40,000	126,667	149,520	114,225	189,520	240,892
O Kirtley [4]	n/a	n/a	n/a	n/a	n/a	n/a
TOTAL	1,032,917	1,085,000	1,345,680	1,028,025	2,378,597	2,113,025

[1]	Other payments consisted only of the annual award of shares to each non-executive director approved at the Annual General Meeting (NASDAQ Global Select Market closing price on day preceding date of grant or if a public holiday, the next trading day − 2016: $99.68 per share; 2015: $76.15 per share).
[2]	Mr. Cole retired from the board on October 31, 2016.
[3]	Dr. Voltaire retired from the board on May 3, 2016.
[4]	Mrs. Kirtley was appointed to the board on February 2, 2017.

Shareholding policy

The shareholding requirement ensures that the interests of directors are aligned with shareholders. Executive directors are required to build up a holding in shares in the company at least equal in value to four times base salary for the CEO and two times base salary for the CFO from the value of vested long term incentive awards. As at December 31, 2016, Dr. D.M. Bristow and Mr. G.P. Shuttleworth each exceeded their respective shareholding requirements. New directors have three years in which to acquire the required shareholding and this period could be extended at the discretion of the remuneration committee. Non-executive directors are required to build up and hold shares at least equal in value to 200% of the annual retainer fee of $60,000, from the value of vested awards. All non-executive directors met this requirement as at December 31, 2016.

Non-Executive Directors’ Share Awards Granted at the Company’s 2015 and 2016 Annual General Meetings

Director	Date of vesting	Number of shares awarded	Market price at date of vesting ($)[1]
CL Coleman	May 5, 2015	2,500	76.15
	May 3, 2016	2,500	99.68
S Ba-N’Daw	May 5, 2015	1,500	76.15
	May 3, 2016	1,500	99.68
NP Cole Jr	May 5, 2015	2,000	76.15
	May 3, 2016	2,000	99.68
K Dagdelen	May 5, 2015	1,500	76.15
	May 3, 2016	1,500	99.68
J Kassum	May 5, 2015	1,500	76.15
	May 3, 2016	1,500	99.68
J Mabunda Lioko	May 5, 2015	1,500	76.15
	May 3, 2016	1,500	99.68
AJ Quinn	May 5, 2015	1,500	76.15
	May 3, 2016	1,500	99.68
K Voltaire	May 5, 2015	1,500	76.15
	May 3, 2016	1,500	99.68
O Kirtley[2]	n/a	n/a	n/a

[1]	NASDAQ Global Select Market closing price on day preceding date of grant or if a public holiday, the next trading day.
[2]	Mrs. Kirtley was appointed to the board on February 2, 2017.

The high and low share prices for our ordinary shares for 2016 on the London Stock Exchange were £98.20 and £41.68, respectively, and our high and low price for our ADSs on the NASDAQ Global Select Market were $125.55 and $59.96, respectively. The closing ordinary share price on the London Stock Exchange and the price of an ADS on the NASDAQ Global Select Market at December 30, 2016, the last day of trading, were £64.15 and $76.34, respectively.

The total number of awards of restricted shares granted as at February 28, 2017, including shares subject to vesting conditions, held by executive officers were as follows:

Name	Number of Awarded Shares
J. Steele	28,000
W. Jacobs	30,000
C. Berthe	18,000
M.A. Welsh	18,000
R. Quick	24,000

C. BOARD PRACTICES

Directors’ Terms of Employment

We have entered into contracts of employment with our executive directors Dr. D.M. Bristow and Mr. G.P. Shuttleworth with a notice period of six months.

We have entered into letters of appointment with our non-executive directors. Each director is subject to re-election annually by our shareholders in accordance with the provisions of the United Kingdom Corporate Governance Code.

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

Audit Committee

Membership of the audit committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act of 2002 and the guidelines of the United Kingdom Corporate Governance Code. Each of the members of the audit committee is an independent non-executive director. The members of the audit committee are Mr. J. Kassum (chairman), Dr. K. Voltaire (until his retirement on May 2, 2016), Mr. A.J. Quinn, Mrs. J. Mabunda Lioko and with effect from May 2, 2016, Mrs. Ba-N’Daw. All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and us in respect of the audit and corporate governance functions.

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

Our internal audit function plays a critical role in the functioning of the audit committee with the head of internal audit reporting directly to the committee with an administrative line to the CFO. The group’s internal control processes and systems are monitored by the group’s internal audit function. In 2016, a formal internal audit plan, which was reviewed and approved by the audit committee, was executed across the group’s operations using internal resources and supplemented through the engagement of external practitioners upon specified terms. The head of internal audit has unrestricted access to both the CEO and the CFO, the board chairman and the chairman of the audit committee and is invited to attend and present on the activities of the internal audit function at all meetings of the audit committee. The board is confident that the unfettered access of the internal audit function to key board members and the direct and regular reporting to the audit committee enables the function to discharge its duties as required by law and in fulfillment of its obligations to the company. In addition, the audit committee meets regularly with internal and external auditors without the presence of management.

Remuneration Committee

The remuneration committee reviews the remuneration of directors and senior management and determines the structure and content of the senior executives’ remuneration packages by reference to a number of factors including current business practice and our prevailing business conditions and the mining and exploration industry. The remuneration committee is committed to the principles of accountability and transparency and to ensuring that remuneration arrangements align reward with performance. The remuneration committee is guided by its terms of reference. During 2016, the members of the remuneration committee were Mr. A.J. Quinn (chairman), Mr. N.P. Cole, Jr. (until his retirement on October 30, 2016), Mr. C.L. Coleman, Dr. K. Voltaire (until his retirement on May 2, 2016), and with effect from August 2, 2016, Mr. J. Kassum, and with effect from February 2, 2017, Mrs. O. Kirtley.

The remuneration committee’s responsibilities include:

•	Determining the remuneration policy and its specific application to the executive directors, as well as its general application to the senior executives below the board;

•	The determination of levels of reward for the executive directors, and oversight of the remuneration of senior executives below the level of executive director;

•	Providing guidance on evaluating the performance of the CEO, management development plans and succession planning;

•	Awards made under the Restricted Share Scheme and the Co-Investment Plan; and

•	Communication with shareholders on the remuneration policy and the remuneration committee’s work on behalf of the board.

Governance and Nomination Committee

The governance and nomination committee’s function is to assist the board in identifying qualified individuals who are willing and have the necessary independence and skills to act as directors of the company and be members of the board’s committees. The committee also develops and monitors a process for evaluating the board’s effectiveness and oversees the company’s Code of Conduct. The governance and nomination committee is guided by its terms of reference. In addition, the committee at the request of the board, interviews and recruits any future board members. The members of the governance and nomination committee are Mr. C.L. Coleman (chairman), Mr. N.P. Cole Jr. (until his retirement on October 30, 2016), Dr. K. Dagdelen and Mr. J. Kassum.

The governance and nomination committee’s responsibilities include:

•	Developing and monitoring a process for evaluating the board’s effectiveness and overseeing the company’s code of conduct;

•	Regularly reviewing and evaluating the structure, size and composition of the board and making recommendations to the board with regard to any changes;

•	Identifying, evaluating and recommending, against objective criteria, candidates to fill board vacancies as and when they arise, for board approval;

•	Making recommendations to the board with regard to membership of the audit committee and remuneration committee and any other of the board’s committees in consultation with the chairmen of those committees;

•	Making recommendations on the constitution of the board to ensure there is an appropriate balance in terms of skills, knowledge, independence and experience;

•	Succession planning for directors and other senior managers of the company;

•	Assessing a director’s potential conflict of interest and making recommendations to the board; and

•	Making recommendations to the board concerning the role of senior independent director.

D. EMPLOYEES

At the end of each of the past three years, the breakdown of employees, including our subsidiaries by main categories of activity was as follows:

At December 31,	2016	2015	2014

Gounkoto	131	132	151
Morila	372	359	302
Loulo	1,747	1,928	945
Tongon	640	590	449
Kibali	769	705	701
Total	3,659	3,714	2,548

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

No options were awarded to staff in terms of the Employee Share Option Scheme during 2016.

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

In 2016 and prior years, one third of any annual bonus earned was compulsorily deferred and an executive director may also have chosen to commit further shares to the Co-Investment Plan. For 2016 the maximum commitment opportunity offered under the Co-Investment Plan was 250% of base salary by the CEO and 125% of base salary by the CFO. Committed shares must be retained for three years and may be matched, depending on relative total shareholder return performance over three years against the Euromoney Global Gold Index TSR performance.

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

Item 7. Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

As of February 28, 2017, our issued share capital consisted of 94,002,659 ordinary shares with a par value of $0.05 per share. To our knowledge we are not, directly or indirectly, owned or controlled by another corporation, any foreign government or other person.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 28, 2017, by:

•	Any person of whom the directors are aware that is interested directly or indirectly in 3% or more of our ordinary shares;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of February 28, 2017, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person.

Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE2 4WJ, Channel Islands.

	Shares Beneficially Owned

Holder	Number	%

D.M. Bristow	788,534	0.84
G.P. Shuttleworth	83,878	0.09
C. L. Coleman	14,800	0.02
S. Ba-N’Daw	3,010	-
N.P. Cole Jr.	14,527	0.02
K. Dagdelen	9,000	0.01
J. Kassum	4,200	-
J. Mabunda Lioko	5,400	0.01
A.J. Quinn	7,828	0.01
K. Voltaire	13,527	0.01
O. Kirtley[1]	-
BNY (Nominees) Limited[2] One Canada Square, London, E14 5AL	40,667,880	43.35
BlackRock Inc.[3] 40 East 52nd Street New York, NY 10022	17,421,086	18.6
Vontobel Holding AG, Gottardstrasse 43, CH-8022, Zurich, Switzerland	6,049,367	6.45
Van Eck Associates Corporation[4], 335 Madison Ave, 19th Floor New York, NY 10017	6,604,400	7.03
Directors and executive officers[5]	944,704	1.01

[1]	Mrs. Kirtley was appointed to the board with effect from February 2, 2017.
[2]	Shares held by BNY (Nominees) Limited were held for and on behalf of our ADS holders.
[3]	BlackRock Inc. reported in its Schedule 13G/A filed with the SEC on January 17, 2017 that its beneficial ownership in us amounted to 17,421,086 ordinary shares (18.6%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.
[4]	Van Eck Associates Corporation reported in its Schedule 13G/A filed with the SEC on February 8, 2017 that its beneficial ownership in us amounted to 6,604,400 ordinary shares (7.03%) on a consolidated basis. These shares are included in the shares held by BNY (Nominees) Limited.
[5]	No director or executive officer beneficially owns in excess of 1% of the outstanding ordinary shares.

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by our other shareholders.

On March 3, 2017 the Company appointed Citibank, N.A. as a depositary of its ADS program and as a consequence the deposit agreement dated July 1, 1997 (as amended and restated as of June 28, 2002, and as further amended and restated as of July 10, 2002 and October 14, 2009), was amended and restated and the Bank of New York Mellon was replaced by Citibank, N.A. as a depositary under that agreement.

At December 31, 2016, a total of 38,490,211 ordinary shares (or 41.03 percent of issued ordinary share capital) were held by The Bank of New York Mellon as depositary for our American Depositary Receipt program. Each American Depositary Share (ADS) is equivalent to one ordinary share in the company. At December 31, 2016 the number of persons who were registered holders of ADSs was reported at 113. Randgold is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

All shareholders have the same voting rights.

As at December 31, 2016 there were 1,304 holders of record of our ordinary shares. Of these holders 3 had registered addresses in the United States and held a total of 9,091 ordinary shares, approximately 0.01% of the total outstanding shares. In addition, certain accounts of record with registered addresses outside the United States, including Citibank, N.A., as depository for our ADSs as of March 3, 2017, hold our ordinary shares in whole or in part, beneficially for United States persons.

At February 28, 2017, 38,480,905 ADSs or approximately 40.94 percent of total issued share capital, were issued and outstanding and held of record by approximately 114 registered holders.

Insofar as is known to us, there was no person who, directly or indirectly, joint or severally, exercised or could exercise control over Randgold nor is Randgold aware of any arrangements which might result in a change of control of Randgold.

B. RELATED PARTY TRANSACTIONS

Other than as referred to below, none of our directors, officers or major shareholders or, to our knowledge, their families, had any interest, direct or indirect, in any transaction during the last fiscal year or in any proposed transaction which has affected or will materially affect us or our investment interests or subsidiaries. Refer to Note 20 of our financial statements included in this Annual Report on Form 20-F for details provided on related party transactions that existed on December 31, 2016.

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

	Price Per Ordinary Share		Price Per ADS
Financial Period Ended	High(£)	Low (£)	High ($)	Low ($)
December 31, 2016	98.20	41.68	126.55	59.96
December 31, 2015	57.50	35.46	85.84	54.88
December 31, 2014	52.35	36.08	89.89	58.00
December 31, 2013	64.65	37.03	102.2	60.90
December 31, 2012	77.75	45.96	126.88	73.13

	Price Per Ordinary Share		Price Per ADS
Calendar Period	High(£)	Low(£)	High($)	Low($)
2017
First Quarter (through February 28, 2017)	75.10	67.55	91.71	84.94
2016
Fourth Quarter	78.90	54.10	100.93	67.54
Third Quarter	98.20	70.30	126.55	93.03
Second Quarter	84.10	56.50	112.13	82.85
First Quarter	67.20	41.68	96.50	59.96
2015
Fourth Quarter	47.15	38.37	72.07	58.34
Third Quarter	43.44	35.46	68.12	54.88
Second Quarter	51.45	42.84	78.90	66.90
First Quarter	57.50	43.18	85.84	66.45

	Price Per Ordinary Share		Price Per ADS
Calendar Month	High (£ )	Low (£)	High ($)	Low ($)
2017
February	77.00	66.05	96.13	83.38
January	69.45	62.85	86.39	77.16
2016
December	64.55	54.10	80.60	67.54
November	76.25	55.60	93.87	69.60
October	78.90	67.50	100.93	82.49
September	80.85	70.30	106.01	93.32

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares are listed on the London Stock Exchange, which currently constitutes the principal non-United States trading market for those shares, under the symbol RRS and our ADSs trade in the United States on the NASDAQ Global Select Market under the trading symbol GOLD, in the form of American Depositary Receipts. The American Depositary Receipts are issued by Citibank, N.A., as Depositary. Each American Depositary Receipt represents one American Depositary Share. Each American Depositary Share represents one of our ordinary shares.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

Item 10. Additional Information

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

General

We are a company organized with limited liability under the laws of Jersey, Channel Islands. Our registered number is 62686.

The authorized share capital is $8,000,000 divided into 160,000,000 ordinary shares of $0.05 each, of which 94,002,659 were issued as at February 28, 2017 and 65,997,341 were available for issue.

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

Voting Rights

Subject to any special terms as to voting on which any shares may have been issued or may from time to time be held, at a general meeting, every shareholder who is present in person (including any corporation present by its duly authorized representative) shall on a show of hands have one vote and every shareholder present in person or by proxy shall on a poll have one vote for each share of which he is a holder. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. The Articles of Association include provision that at any general meeting a resolution put to the meeting may be decided on a poll if so demanded. It is the Company’s practice for the chairman of the general meeting to demand voting by a poll. At general meetings resolutions are put to the vote by the chairman and there shall be no requirement for the resolution to be proposed or seconded.

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

Directors obliged to notify us of their shareholding in the Company

The Articles of Association incorporate the requirements of Rule 3 of the DTRs (which in itself incorporates the Market Abuse Directive) and directors are obliged to notify us of their shareholding. A director is also required to notify us of any increase in the number of shares he holds and if he disposes of any shares. Notification must also be given by a director where he has entered into an option or warrant to acquire or dispose of shares. The notification obligation is quite wide as it also extends to any shares held by a director’s spouse or civil law partner; child or step-child, and any of their siblings; and any relative of a director who has shared the same household with the director over 12 months preceding the director’s appointment. A director is also required to notify us if he or any of his family members’ hold 33% of the voting rights of a corporate entity. We are also under an obligation to use our reasonable endeavors to procure that the directors and those discharging managerial responsibilities and their connected persons comply with Rule 3 of the DTRs.

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

Any person, committee or sub-committee to whom the board of directors has delegated powers, shall in exercising such powers conform to any regulations or charters which may from time to time be imposed by the board and which may provide for members of the committee who are not directors to have voting rights as members of the committee / sub-committee but so that (a) the number of members who are not directors shall be less than one-half of the total number of members of the committee / sub-committee and (b) no resolution of the committee / sub-committee shall be effective unless a majority of the members of the committee / sub-committee present throughout the meeting are directors.

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

At each annual general meeting one-third of the directors (who are subject to rotation) shall retire from office. The directors to retire by rotation at an annual general meeting include first, a director who wishes to retire and not offer himself for reappointment, and second, those directors who have been longest in office since their last appointment or reappointment. A director who retires at an annual general meeting may be reappointed. If he is not reappointed he may retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting. The shareholders may by ordinary resolution remove a director before the expiry of his period of office and may by ordinary resolution appoint another person to act as director.

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

Jersey Law and Our Memorandum and Articles of Association

The content of our Memorandum and Articles of Association is largely derived from an established body of corporate law and therefore they mirror the 1991 Law. Jersey company law draws very heavily from company law in England and there are various similarities between the 1991 Law and the English Companies Act 2006. However, the 1991 Law is considerably shorter in content than the English statutes and there are some notable differences between English and Jersey company law. There are, for example, no provisions under Jersey law or regulations (as there are under English law or regulations):

•	controlling possible conflicts of interests between us and our directors, such as loans by us or directors, directors’ service contracts, substantial property transactions and contracts between us and our directors other than a duty on directors to disclose an interest in any transaction to be entered into by us or any of our subsidiaries which to a material extent conflicts with our interest;

•	specifically requiring particulars to be shown in our accounts of the amount of loans to officers or directors’ emoluments and pensions, although these would probably be required to be shown in our accounts in conformity to the requirement that accounts must be prepared in accordance with generally accepted accounting principles;

•	requiring us to file details of charges other than charges of Jersey realty and security interests in respect of Jersey intangible moveable property which have been registered under the Security Interest (Jersey) Law 2012;

•	as regards statutory preemption provisions in relation to further issues of shares;

•	prohibiting the giving of financial assistance by public companies; or

•	requiring compliance with Rule 5 of the DTRs.

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

C. MATERIAL CONTRACTS

1. Appointment letters with our non-executive directors: (i) Appointment Letter, dated March 1, 2015, between Randgold Resources Limited and Safiatou Francoise Ba-N’Daw, (ii) Appointment Letter, dated February 2, 2017, between Randgold Resources Limited and Olivia Kirtley.

Pursuant to the appointment letters with the non-executive directors, each non-executive director’s appointment as a non-executive director is contingent upon re-election at the forthcoming annual general meetings and the appointment is terminable by either party upon three months’ notice. The appointment letters provide that a non-executive director is entitled to receive a fee of $50,000 per year (payable half yearly in arrears). In addition, if a non-executive director is appointed to serve on a board committee, the fees payable will be as follows: Audit Committee - $35,000 per year; Remuneration Committee - $25,000 per year; Governance and Nomination Committee - $10,000 per year, and the chairman of a board committee is entitled to receive an additional premium to the committee assignment fee of $20,000 per year. Each non-executive director shall receive 1,200 ordinary shares in the company per year subject to approval of shareholders at the company’s annual general meeting.

2. Deeds of indemnity: (i) Deed of Indemnity, dated March 1, 2015, between Randgold Resources Limited and Safiatou Ba-N’Daw and (ii) Deed of Indemnity, dated February 2, 2017, between Randgold Resources Limited and Olivia Kirtley.

We entered into a deed of indemnity with Safiatou Ba-N’Daw and Olivia Kirtley pursuant to which the company shall indemnify Mrs. Ba-N’Daw and Mrs. Kirtley for claims, liabilities, costs charges, expenses or losses which may be made against her or which she may incur as a result of her directorship, subject to certain exclusions and limitations.

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

4. Amended and Restated Deposit Agreement, dated as of March 3, 2017, by and among Randgold Resources Limited and Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder (Deposit Agreement).

In March 2017, we amended and restated our Deposit Agreement with the Bank of New York Mellon and appointed Citibank, N.A. as successor depositary. The Deposit Agreement with Citibank, N.A. contains, among other things, customary provisions pertaining to the form of ADRs, the deposit and withdrawal of ordinary shares, distributions to holders of ADSs, voting of ordinary shares underlying ADSs, obligations of the Depositary and Randgold, charges of the Depositary, and compliance with U.S. securities laws. For more information, please see the Deposit Agreement and the Form of American Depositary Receipt, which we have filed with the SEC as an exhibit to our registration statement on Form F-6 (File No. 333-216048) on February 14, 2017. See Item 10.H.: “Documents on Display”. A copy of the Deposit Agreement is available for public view at our principal executive offices at 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands, Attention: M.A. Welsh, Telephone: 00-44-1534-735-333.

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

We believe that we currently are not a PFIC and do not expect to become a PFIC in 2017. However, there is significant uncertainty in the application of the PFIC rules to mining enterprises such as ourselves as a result of the interplay of several sets of tax rules. In addition, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, the market price of our ordinary shares, and the amount and type of our gross income, there can be no assurance that we will not become a PFIC in the future or that the US Internal Revenue Service will agree with our conclusion that we are not a PFIC now.

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

From April 6, 2016, the dividend tax credit was replaced by a dividend allowance for individuals. The first £5,000 of an individual shareholder’s dividend income is not taxed, regardless of the level of their non-dividend income. The rates of tax applicable to dividends received by individual shareholders in excess of the £5,000 allowance are as follows: 7.5% on dividend income falling within the individual’s basic rate band, 32.5% on dividend income received within their higher rate band, and 38.1% on dividend income received within their additional rate band. The government has proposed that, with effect from April 6, 2018, the £5,000 dividend allowance will be reduced to £2,000.

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

The first £11,100 of an individual’s net chargeable gains are exempt for the current tax year. For the tax year commencing April 6, 2017, the annual exemption will increase to £11,300. The balance is taxed at 10% for gains that fall within the individual’s otherwise unused basic rate income tax band (currently £32,000 and increasing to £33,500 from April 6, 2017) and 20% thereafter.

A body corporate will generally be subject to U.K. corporation tax on chargeable gains at the standard rate of U.K. corporation tax (currently 20%, falling to 19% from April 1, 2017 and to 17% from April 1, 2020).

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

You may request a copy of our SEC filings, at no cost, by writing or calling us at Randgold Resources Limited, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands, Attention: M. A. Welsh, Telephone: 00-44-1534-735-333. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices at 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands.

A copy of each document (or a translation thereof to the extent not in English) concerning us that is referred to in this Annual Report, is available for public view at our principal executive offices at 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands, Attention: M.A. Welsh, Telephone: 00-44-1534-735-333.

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

Foreign Currency and Commodity Price Sensitivity

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily euro, South African rand and Communauté Financière Africaine franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into any material derivatives to manage these currency risks and no significant positions were held in 2016 and 2015. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2016 and 2015. Gold sales are made in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

Level of exposure of foreign currency risk

$000	December 31, 2016	December 31, 2015

Carrying value of foreign currency balances
Cash and cash equivalents includes balances denominated in:

• Communauté Financière Africaine franc (CFA)	1,289	751
• Euro (EUR)	2,222	32
• South African rand (ZAR)	166	1,118
• British pound (GBP)	277	69
Trade and other receivables include balances denominated in:

• Communauté Financière Africaine franc (CFA)	6,886	83,432
• Euro (EUR)	89	8,827
• South African rand (ZAR)	4,806	22,389
• British pound (GBP)	2	526
Trade and other payables includes balances denominated in:

• Communauté Financière Africaine franc (CFA)	(4,525)	(42,440)
• Euro (EUR)	(486)	(9,703)
• South African rand (ZAR)	(868)	-)
• British pound (GBP)	(898)	(29)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments. The TVA balance in Kibali is denominated in CDF and while not a financial instrument under IFRS 7, a movement of 10% in the year end rate would have an effect of $11.9 million on the receivable shown in the ‘Investments in joint ventures’ in the Statement of financial position.

Level of exposure of foreign currency risk (continued)

	Closing exchange Rate	Effect of 10.0% strengthening of US dollar on net earnings and equity

At December 31, 2016
• Euro (EUR)	0.9490	654
• Communauté Financière Africaine franc (CFA)	623.30	365
• South African rand (ZAR)	13.65	(61)
• British pound (GBP)	0.81	(62)
At December 31, 2015
• Euro (EUR)	0.9168	1,272
• Communauté Financière Africaine franc (CFA)	600.91	4,174
• South African rand (ZAR)	15.53	995
• British pound (GBP)	0.68	57

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

Maturity date	Amount $000	Effective rate for the year %
Cash and cash equivalents:
All less than 90 days	516,301	0.54%

The other financial instruments of the group that are not included in the tables above are non-interest bearing and are therefore not subject to interest rate risk.

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in Mali and Côte d’Ivoire (and in the case of its joint ventures in the DRC and Mali). The gold produced is sold through the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not financial assets under IFRS 7, included in receivables is $89.4 million (2015: $102.9 million) (refer to note 7 of the financial statements) relating to indirect taxes owing to Loulo and Gounkoto by the State of Mali, which are denominated in FCFA, which holds some credit risk for the group. The legally binding mining conventions in Mali permit offsetting of other corporate taxes against approved unpaid TVA. A further $59.0 million (2015: $61.8 million) is held within the underlying statement of financial position of the equity accounted Kibali joint venture which is considered recoverable given the history of receipts and receipts obtained during the year and absence of significant disputed items, albeit receipts, remain slow and uncertainty exists as to the timing of recovery.

Item 12. Description of Securities Other Than Equity Securities

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

Fees Payable by ADS Holders

Our American Depositary Shares, or ADSs, each representing the right to receive one of our ordinary shares, are listed on the NASDAQ Global Select Market under the symbol “GOLD.” A copy of the Form of Amended and Restated Deposit

Agreement with The Bank of New York Mellon, in effect prior to March 3, 2017, was filed with the SEC as an exhibit to our Form F-6 filed on October 7, 2009. Effective March 3, 2017, Citibank. N.A. serves as successor depository for our ADS program. A copy of our Form of Amended and Restated Deposit Agreement with Citibank, N.A. (Depositary) was filed with the SEC as an exhibit to our Form F-6 filed on February 14, 2017 (Deposit Agreement). Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth in the table below:

Service	Rate	By Whom Paid
(1) Issuance of ADSs (e.g., an issuance upon a deposit of Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason), excluding issuances as a result of distributions described in paragraph (4) below.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued.	Person receiving ADSs.
(2) Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) cancelled.	Person whose ADSs are being cancelled.
(3) Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) an exercise of rights to purchase additional ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
6) ADS Services.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.

The Company, Holders, Beneficial Owners, persons receiving ADSs upon issuance and persons whose ADSs are being cancelled shall be responsible for the following ADS charges under the terms of the Deposit Agreement:

(i)       taxes (including applicable interest and penalties) and other governmental charges;

(ii)      such registration fees as may from time to time be in effect for the registration of Shares or other Deposited Securities on the share register and applicable to transfers of Shares or other Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

(iii)     such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing Shares or withdrawing Deposited Securities or of the Holders and Beneficial Owners of ADSs;

(iv)     the expenses and charges incurred by the Depositary in the conversion of foreign currency;

(v)      such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Deposited Securities, ADSs and ADRs; and

the fees and expenses incurred by the Depositary, the Custodian, or any nominee in connection with the servicing or delivery of Deposited Property.

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

Depositary Payments for 2016

In July 2011, we entered into a letter agreement with the Bank of New York Mellon providing for the Bank of New York Mellon’s payment to us of certain fees, including a fee of $900,000 per year for five years, subject to the satisfaction of specified conditions.

For the year ended December 31, 2016, the Bank of New York Mellon as depositary made no payments on our behalf in relation to our ADR program.

In March 2017, we entered into an engagement letter with Citibank, N.A., as depositary (Depositary). The Depositary has agreed to reimburse us for expenses it incurs that are related to the transition of our ADS program from the precedessor depositary, The Bank of New York Mellon, and related to the maintenance of our ADS program. The Depositary has agreed to reimburse us for listing fees, investor relations fees, legal and accounting fees associated with the ADR program, and to pay the standard out-of-pocket maintenance costs for the ADRs. In certain instances, the Depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the Depositary collects from investors.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.

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

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures: As of December 31, 2016 (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the evaluation date, the company’s disclosure controls and procedures, including controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported within the required time periods.

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

Our management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).

Based on this assessment management concluded that, as of the evaluation date, the company’s internal control over financial reporting is effective based upon those criteria.

(c) Changes in Internal Control Over Financial Reporting: There have been no changes in the company’s internal control over financial reporting identified in connection with the evaluation that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect the company’s internal control over financial reporting.

(d) Attestation Report of the Registered Public Accounting Firm: The company’s independent registered public accounting firm, BDO LLP, has issued an audit report on the effectiveness of the company’s internal control over financial reporting. See report of BDO LLP, an Independent Registered Public Accounting Firm on page F-1.

Board of Directors and Shareholders

Randgold Resources Limited

Jersey, Channel Islands

We have audited Randgold Resources Limited’s internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Randgold Resources Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report included in “Item 15B, “Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Randgold Resources Limited maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Randgold Resources Limited as of 31 December 2016 and 2015 and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and statements of consolidated cash flows for the three years in the period ended 31 December 2016 and our report dated 28 March 2017, expressed an unqualified opinion thereon.

/s/ BDO LLP

BDO LLP

London, United Kingdom

28 March 2017

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Membership of the company’s audit committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act of 2002. The company’s board determined that Mr. J. Kassum, the current chairman of the audit committee, was an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. J. Kassum and each of the other members of the audit committee (being Mrs. J.L. Mabunda Lioko, Mr. A.J. Quinn and Mrs. S. Ba-N’Daw) are independent non-executive directors. All four members of the committee have considerable financial knowledge and experience to assist in overseeing and guiding the board and the company in respect of audit and corporate governance disciplines.

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

In addition, the company has adopted a whistle-blowing policy that encourages employees, contractors and other stakeholders to confidentially and anonymously report acts of an unethical or illegal nature that affect the company’s interests. The whistle-blowing policy applies to all companies and operations in the group and provides a channel for individuals to confidentially raise any concerns about business practices or acts that are in conflict with the company’s business principles, unlawful, or financial malpractice in the company and its managed operations. The program, which is monitored by the audit committee, makes available a selection of telephonic, email and mail communication channels as a medium for reporting. Reports received by the general counsel are treated in confidence and are either investigated by the general counsel or are referred to the internal audit function or an appropriate manager for investigation and resolution. The general counsel has sole discretion as to how to conduct any investigation and which external advisors to utilize. The process encourages reports to be made in good faith in a responsible and ethical manner. Employees are encouraged to first seek resolution of alleged malpractices through discussion with their direct managers, if appropriate, or, if unresolved, they should report these through the whistle-blowing line or directly to internal audit. The audit committee reviews the outcomes of such investigations, in order to assure itself that such instances are appropriately addressed and controls in place are effective.

Item 16C. Principal Accountant Fees and Services

BDO LLP has served as our independent registered public accounting firm for the financial years ended December 31, 2016, 2015, and 2014.

The following table presents the aggregate fees for professional services and other services rendered by our Independent Registered Public Accounting Firm to us in 2016 and 2015:

	2016	2015
	($000)	($000)
Audit Fees[1]	924	1,091
Audit-related Fees[2]	-	-
Total	924	1,091

[1]	The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include our audit and statutory audits.
[2]	Audit-related fees include fees billed relating to comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC and UK Listing Authority.

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

The audit committee is responsible for monitoring and reviewing the objectivity and independence of the external audit which is supported by a policy which stipulates that the external auditors are prohibited from providing non-audit services to the group, excluding audit related services as defined under relevant professional ethical standards for auditors such as the issuance of comfort letters and reporting for compliance with regulation. In line with the audit committee’s policy during the year no non-audit services were provided by BDO LLP. On February 2, 2017, the audit committee reaffirmed the group’s non-audit services policy.

The Audit Committee met seven times during 2016. At some of these meetings the committee met with the external audit partner and the finance director, to review the audit plans of the external auditors and to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls. The audit committee met with the finance director to review the quarterly and half-yearly financial results, and met with the finance director and external auditor to review the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

During 2016, all Audit-related Fees provided by us to BDO LLP were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

No work was performed by persons other than BDO LLP’s full-time, permanent employees on the BDO LLP’s engagement to audit our financial statements for 2016 and 2015, except that BDO LLP utilizes members of staff in its South African, Jersey, United States, Zambian and Mauritian offices member firms as part of the engagement team.

During 2016, the Audit Committee has overseen work undertaken to ensure compliance with the requirements of Section 404 of the Sarbanes Oxley Act of 2002.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Neither the issuer nor any affiliate of the issuer purchased any of our shares during 2016.

Item 16F. Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G. Corporate Governance

We are subject to a variety of corporate governance guidelines and requirements of NASDAQ, the London Stock Exchange and the SEC. We believe that we comply with the applicable corporate governance requirements. Although we are listed on the NASDAQ Global Select Market, we are not required to comply with all of NASDAQ’s corporate governance rules which are applicable to US companies. The significant ways in which the NASDAQ corporate governance rules differ for us, as a foreign company, are a reduced quorum requirement for shareholder meetings. Since 2011, we have been required to comply with the provisions of the United Kingdom Corporate Governance Code which was issued in the United Kingdom in June 2008 and was subsequently revised in 2010, 2012, 2014 and again in 2016. According to the provisions of the United Kingdom Corporate Governance Code we were in compliance with the provisions throughout the year. In compliance with the United Kingdom Corporate Governance Code, all directors are subject to re-election on an annual basis and at our AGM on May 3, 2016 all of our directors were re-elected, with the exception of Dr. K Voltaire who did not stand for re-election.

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

Reference is made to the financial statements, commencing on page F-1, and the financial statement schedule on page S-1.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1[13]	Memorandum and Articles of Association of Randgold Resources Limited, as amended on May 6, 2014.

2.1[3]	Form of Amended and Restated Deposit Agreement, dated as of July 10, 2002 among Randgold Resources Limited, The Bank of New York as Depositary, and owners and holders from time to time of American Depositary receipts issued thereunder.

2.2[3]	Form of American Depositary Receipt.

2.3[1]	Excerpts of relevant provisions of the Companies (Jersey) Law 1991.

Exhibit No.	Exhibit

2.4[1]	Shareholder’s Agreement (English translation), dated June 23, 2000, between the State of Mali and Morila Limited.

2.5[14]	Form of Amended and Restated Deposit Agreement, dated as of March 3, 2017, by and among Randgold Resources Limited and Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder.

2.6[14]	Form of American Depositary Receipt.

4.1[1]	Deed Governing the Relationship Between the Parties Upon Admission between Randgold & Exploration Company Limited and Randgold Resources Limited, dated June 26, 1997 (Relationship Agreement).

4.2[1]	License Agreement, dated June 26, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.

4.3[1]	Agreement, dated December 21, 1999, between Société des Mines de Morila SA, Randgold Resources Limited and Morila Limited (loan from Randgold Resources Limited to Morila Limited).

4.4[1]	Joint Venture Agreement, dated May 29, 2000, between AngloGold Limited and Randgold Resources Limited.

4.5[1]	Randgold Resources Limited Share Option Scheme.

4.6[2]	Shareholder Loan Agreement dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.7[2]	Amendment to Shareholders’ Loan Agreement, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.8[2]	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo S.A.

4.9[4]	Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.10[5]	Addendum to the Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.11[5]	Addendum to the Joint Venture Agreement, dated April 22, 2008, between AngloGold Ashanti Limited and Randgold Resources Limited.

4.12[6]	Letter Agreement, dated September 18, 2008, between Randgold Resources (Côte d’Ivoire) Limited and New Mining Côte d’Ivoire SARL.

4.13[7]	Agreement between Randgold Resources Limited and AngloGold Ashanti Limited dated July 16, 2009.

4.14[7]	Amendment dated July 27, 2009 to Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009.

4.15[13]	Amendment dated September 16, 2015 to the Joint Venture Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009 relating to Kibali Goldmines SA.

4.16[8]	Arrangement Agreement, dated August 5, 2009, between Randgold Resources Limited, 0858065 B.C. Limited and Moto Goldmines Limited.

4.17[8]	Protocole d’Accord, dated October 31, 2009, between Randgold Resources Limited, AngloGold

Exhibit No.	Exhibit

Ashanti Limited, Moto Goldmines Limited, Kibali Goldmines S.P.R.L. and the Government of the Democratic Republic of Congo.

4.18[9]	Joint Venture Agreement, dated July 16, 2009 between Randgold Resources Limited and AngloGold Ashanti Limited in relation to Kibali (Jersey) Limited.

4.19[10]	Rules of Restricted Share Scheme, as amended on January 30, 2012.

4.20[13]	Rules of Co-Investment Plan, as amended on January 30, 2012 and March 16, 2012.

4.21[13]	Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Andrew Quinn.

4.22[13]	Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Christopher Coleman.

4.23[13]	Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Kadri Dagdelen.

4.24[13]	Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Karl Voltaire.

4.25[13]	Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Norborne Cole Jr.

4.26[13]	Appointment Letter, dated May 6, 2014, between Randgold Resources Limited and Jeanine Mabunda Lioko.

4.27[13]	Appointment Letter, dated May 14, 2014, between Randgold Resources Limited and Jemal-ud-din Kassum.

4.28[12]	Appointment Letter, dated March 1, 2015, between Randgold Resources Limited and Safiatou Francoise Ba-N’Daw.

4.29[11]	Deed of Indemnity, dated April 30, 2012, between Randgold Resources Limited and Andrew Quinn.

4.30[11]	Deed of Indemnity, dated January 28, 2013, between Randgold Resources Limited and Jeanine Mabunda Lioko.

4.31[11]	Deed of Indemnity, dated January 31, 2014, between Randgold Resources Limited and Jemal-ud-din Kassum.

4.32[12]	Deed of Indemnity, dated March 1, 2015, between Randgold Resources Limited and Safiatou Ba-N’Daw.

4.33[10]	Executive Service Agreement between Randgold Resources Limited and Dennis Mark Bristow, dated June 13, 2011.

4.34[11]	Variation to Executive Service Agreement between Randgold Resources Limited and Dennis Mark Bristow, as amended on January 28, 2013.

4.35[10]	Executive Service Agreement between Randgold Resources Limited and Graham P. Shuttleworth, dated June 13, 2011.

4.36[11]	Variation to Executive Service Agreement between Randgold Resources Limited and Graham P. Shuttleworth, as amended on January 28, 2013.

4.37[11]	Establishment Convention between the Government of the Republic of Mali and Société des Mines de Gounkoto SA, dated March 21, 2012.

4.38[11]	Agreement between The State of Côte d’Ivoire and Randgold Resources Côte d’Ivoire SARL, dated October 2010.

Exhibit No.	Exhibit

4.39[11]	Shareholders agreement dated October 31, 2009, between L’office des Mines d’or de Kilo-Moto, Moto Goldmines Limited , Border Energy Pty Limited, Kibali Goldmines SA and Kibali (Jersey) Limited.

4.40[11]	Establishment Convention between the Government of the Republic of Mali and BHP Minerals International Inc., dated April 28, 1992 concerning the Morila Gold Mine.

4.41[11]	Toll Treatment Agreement, dated June 1, 2011, between Société des Mines de Gounkoto SA and Société des Mines de Loulo SA.

4.42[11]	Establishment Convention between the Government of the Republic of Mali and Société des Mines de Loulo SA, dated March 21, 1983.

4.43[11]	Amendment to the Establishment Convention dated March 21, 1983, concerning the Loulo Gold Mine.

4.44[12]	Facility Agreement dated December 17, 2014 between Randgold Resources Limited., HSBC Bank PLC and other financial institutions.

4.45*	Appointment Letter, dated February 2, 2017, between Randgold Resources Limited and Olivia Kirtley.

4.46*	Deed of Indemnity, dated February 2, 2017, between Randgold Resources Limited and Olivia Kirtley.

8.1*	List of Subsidiaries.

12.1*	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of BDO LLP, independent registered public accounting firm.

15.2*	Consent of BDO LLP, independent registered public accounting firm.

15.3*	Consent of Timothy Peters.

15.4*	Consent of Andrew Fox.

[1]	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-90972), filed on June 21, 2002.
[2]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.
[3]	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-129147), filed on October 7, 2009.
[4]	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-147648), filed on November 27, 2007.
[5]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
[6]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.
[7]	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-160827), filed on July 27, 2009.

[8]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.
[9]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.
[10]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.
[11]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.
[12]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014.
[13]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015.
[14]	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-216048), filed on February 14, 2017.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RANDGOLD RESOURCES LIMITED

By:	/s/ D. Mark Bristow
Name: D. Mark Bristow
Title: Chief Executive Officer
Date: March 28, 2017

Exhibit Index

Exhibit No.	Exhibit
4.45	Appointment Letter, dated February 2, 2017, between Randgold Resources Limited and Olivia Kirtley.

4.46	Deed of Indemnity, dated February 2, 2017, between Randgold Resources Limited and Olivia Kirtley.

8.1	List of Subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of BDO LLP, independent registered public accounting firm.

15.2	Consent of BDO LLP, independent registered public accounting firm.

15.3	Consent of Timothy Peters.

15.4	Consent of Andrew Fox.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Randgold Resources Limited

Jersey, Channel Islands

We have audited the accompanying consolidated statements of financial position of Randgold Resources Limited as of 31 December 2016 and 2015 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2016. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Randgold Resources Limited at 31 December 2016 and 2015 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Randgold Resources Limited’s internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated 28 March 2017, expressed an unqualified opinion thereon.

/s/ BDO LLP

BDO LLP

London, United Kingdom

28 March 2017

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31, 2016, 2015 and 2014

$000	Note	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Year ended Dec 31, 2014
Revenue
Gold sales on spot		1,200,777	1,001,420	1,086,756
Total revenue		1,200,777	1,001,420	1,086,756
Share of profits of equity accounted joint ventures	10	17,299	77,303	75,942
Other income	21	5,960	15,616	5,508
Total income		1,224,036	1,094,339	1,168,206
Cost and expenses
Mining and processing costs	21	710,245	726,797	712,768
Royalties		62,377	51,673	56,490
Exploration and corporate expenditure	22	41,202	45,067	36,765
Other expenses	21	5,967	5,725	4,974
Total costs		819,791	829,262	810,997
Finance income	23	1,553	112	71
Finance costs	23	(3,193)	(4,411)	(4,235)
Finance costs – net	23	(1,640)	(4,299)	(4,164)
Profit before income tax		402,605	260,778	353,045
Income tax expense	4	(108,384)	(48,003)	(81,885)
Profit for the period		294,221	212,775	271,160
Other comprehensive expense
Gain/(loss) on available-for-sale financial assets	12	1,600	(561)	(363)
Share of equity accounted joint ventures other comprehensive income	10	6	1,572	(36)
Total other comprehensive income		1,606	1,011	(399)
Total comprehensive income		295,827	213,786	270,761
Profit attributable to:
Owners of the parent		247,474	188,677	234,974
Non-controlling interests		46,747	24,098	36,186
		294,221	212,775	271,160
Total comprehensive income attributable to:
Owners of the parent		249,080	189,688	234,575
Non-controlling interests		46,747	24,098	36,186
		295,827	213,786	270,761
Basic earnings per share ($)	6	2.64	2.03	2.54
Diluted earnings per share ($)	6	2.61	2.01	2.51
Average shares in issue (000)		93,644	93,094	92,603

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at December 31, 2016 and 2015

$000	Note	Dec 31, 2016	Dec 31, 2015
Assets
Non-current assets
Property, plant and equipment	9	1,560,860	1,546,767
Trade and other receivables	7	-	6,417
Long term ore stockpiles	8	164,706	167,337
Investment in equity accounted joint ventures	10	1,414,211	1,427,316
Other investments in joint ventures	10	34,423	45,940
Total investments in joint ventures	10	1,448,634	1,473,256
Total non-current assets		3,174,200	3,193,777
Current assets
Inventories and ore stockpiles	8	119,027	130,973
Trade and other receivables	7	231,430	198,292
Available-for-sale financial assets	12	-	906
Cash and cash equivalents		516,301	213,372
Total current assets		866,758	543,543
Total assets		4,040,958	3,737,320
Equity and liabilities
Share capital	5	4,690	4,662
Share premium	5	1,537,326	1,493,781
Retained earnings		1,893,542	1,708,151
Other reserves		63,141	67,005
Equity attributable to owners of the parent		3,498,699	3,273,599
Non-controlling interests		253,258	218,706
Total equity		3,751,957	3,492,305
Non-current liabilities
Loans from minority shareholders		2,765	2,765
Deferred tax	11	42,386	35,548
Provision for rehabilitation	14	55,455	47,581
Loans from subsidiaries and joint ventures	10	-	-
Total non-current liabilities		100,606	85,894
Current liabilities
Trade and other payables	13	127,377	139,321
Current tax payable		61,018	19,800
Total current liabilities		188,395	159,121
Total equity and liabilities		4,040,958	3,737,320

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2016, 2015 and 2014

	Number of ordinary shares	Share capital $000	Share premium $000	Other reserves $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non- controlling interests $000	Total equity $000
Balance - December 31, 2013	92,245,531	4,612	1,423,513	64,398	1,386,518	2,879,041	178,813	3,057,854
Share of other comprehensive loss of joint ventures[1]	-	-	-	(36)	-	(36)	-	(36)
Fair value movement on available-for-sale financial assets[1]	-	-	-	(363)	-	(363)	-	(363)
Total other comprehensive expense	-	-	-	(399)	-	(399)	-	(399)
Net profit for the period	-	-	-	-	234,974	234,974	36,186	271,160
Total comprehensive income/(expense) for the period	-	-	-	(399)	234,974	234,575	36,186	270,761
Share-based payments	-	-	-	23,697	-	23,697	-	23,697
Share options exercised	108,300	6	2,029	-	-	2,035	-	2,035
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	756	(756)	-	-	-	-
Shares vested[2]	283,888	14	21,698	(19,686)	-	2,026	-	2,026
Dividend relating to 2013	36,366	2	2,988	-	(46,274)	(43,284)	-	(43,284)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(10,135)	(10,135)
Balance - December 31, 2014	92,674,085	4,634	1,450,984	67,254	1,575,218	3,098,090	204,864	3,302,954
Share of other comprehensive income of joint ventures	-	-	-	1,572	-	1,572	-	1,572
Fair value movement on available-for-sale financial assets	-	-	-	(561)	-	(561)	-	(561)
Total other comprehensive expense	-	-	-	1,011	-	1,011	-	1,011
Net profit for the period	-	-	-	-	188,677	188,677	24,098	212,775
Total comprehensive income/(expense) for the period	-	-	-	1,011	188,677	189,688	24,098	213,786
Share-based payments	-	-	-	21,915	-	21,915	-	21,915
Share options exercised	12,000	1	288	-	-	289	-	289
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	77	(77)	-	-	-	-
Shares vested[1]	296,200	15	25,300	(23,098)	-	2,217	-	2,217
Dividend relating to 2014	250,635	12	17,132	-	(55,744)	(38,600)	-	(38,600)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(10,256)	(10,256)
Balance - December 31, 2015	93,232,920	4,662	1,493,781	67,005	1,708,151	3,273,599	218,706	3,492,305
Share of other comprehensive income of joint ventures	-	-	-	6	-	6	-	6
Fair value movement on available-for-sale financial assets	-	-	-	1,600	-	1,600	-	1,600
Total other comprehensive income	-	-	-	1,606	-	1,606	-	1,606
Net profit for the period	-	-	-	-	247,474	247,474	46,747	294,221
Total comprehensive income for the period	-	-	-	1,606	247,474	249,080	46,747	295,827
Share-based payments	-	-	-	22,545	-	22,545	-	22,545
Share options exercised	109,413	5	3,228	-	-	3,233	-	3,233
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	1,052	(1,052)	-	-	-	-
Shares vested[1]	358,329	18	29,656	(26,963)	-	2,711	-	2,711
Dividend relating to 2015	103,090	5	9,609	-	(61,705)	(52,091)	-	(52,091)
Non-controlling interest share of Gounkoto and Tongon dividend	-	-	-	-	-	-	(11,855)	(11,855)
Purchase of additional share in Tongon	-	-	-	-	(378)	(378)	(340)	(718)
Balance - December 31, 2016	93,803,752	4,690	1,537,326	63,141	1,893,542	3,498,699	253,258	3,751,957

1 Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

Share capital

The share capital comprises the issued ordinary shares of the company at par.

Share premium

The share premium comprises the excess value recognized from the issue of ordinary shares for consideration above par and amounts transferred from other reserves on the exercise of share options and vesting of share awards.

Retained earnings

Retained earnings comprise the group’s cumulative accounting profits and losses since inception less dividends.

Other reserves

Other reserves comprise the cumulative charge recognized under IFRS 2 in respect of share-based payment awards (net of amounts transferred to share capital and share premium), the foreign currency translation reserve as well as cumulative fair value movements in available-for-sale financial assets. At December 31, 2016, the balance of the share-based payment reserve amounted to $61.7 million (2015: $67.2 million) (2014: $68.4 million). The foreign currency translation reserve was $1.4 million at December 31, 2016 (2015: $1.4 million) (2014: $1.4 million) and the cumulative net gain in available-for-sale financial assets amounted to $nil million at December 31, 2016 (2015: cumulative net loss of $1.6 million) (2014: cumulative net loss of $2.5 million). Refer to note 12 for further details of available-for-sale financial assets.

Non-controlling interests

Non-controlling interests comprise the non-controlling interests’ share of cumulative profits and losses in the group, less their share of dividends paid.

STATEMENTS OF CONSOLIDATED CASH FLOWS

for the years ended December 31, 2016, 2015 and 2014

$000	Note	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Year ended Dec 31, 2014
Cash flow from operating activities
Profit for the period		294,221	212,775	271,160
Income tax expense	4	108,384	48,003	81,885
Profit before income tax		402,605	260,778	353,045
Share of profits of equity accounted joint ventures	10	(17,299)	(77,303)	(75,942)
Net finance cost		570	2,902	2,935
Unwind of discount on provisions for environmental rehabilitation	14	1,070	1,397	1,229
Depreciation and amortization	9	175,343	150,902	146,762
Share-based payments	15	23,891	22,943	24,475
Non-cash adjustment on royalties		31,276	36,855	28,101
Loss on sale of available-for-sale financial assets		524	-	-
		617,980	398,474	480,605
Effects of changes in operating working capital items
Receivables		(53,319)	(22,399)	(3,637)
Inventories and ore stockpiles		14,577	6,220	17,895
Trade and other payables		(14,206)	28,137	(81,216)
Cash generated from operations before interest and tax		565,032	410,432	413,647
Interest received		1,553	112	71
Interest paid		(2,123)	(3,014)	(3,006)
Dividends received from equity accounted joint ventures		26,000	45,272	565
Income tax paid		(69,235)	(55,820)	(93,659)
Net cash generated by operating activities		521,227	396,982	317,618

Additions to property, plant and equipment		(170,783)	(216,038)	(179,313)
Sale of available-for-sale financial assets		1,982	-	-
Funds invested in equity accounted joint ventures		-	(2,829)	(51,462)
Loans repaid by equity accounted joint ventures		11,934	1,072	9,142
Acquisition of additional interest in Tongon		(718)	-	-
Net cash used in investing activities		(157,585)	(217,795)	(221,633)

Proceeds from issue of ordinary shares		3,233	289	2,035
Dividends paid to company’s shareholders		(52,091)	(38,600)	(43,284)
Dividends paid to non-controlling interests		(11,855)	(10,256)	(10,135)
Proceeds from borrowings		-	-	50,000
Repayment of borrowings		-	-	(50,000)
Net cash used by financing activities		(60,713)	(48,567)	(51,384)
Net increase in cash and equivalents		302,929	130,620	44,601
Cash and equivalents at beginning of year		213,372	82,752	38,151
Cash and cash equivalents at end of year		516,301	213,372	82,752

The effective interest rate on cash and cash equivalents was 0.54% (2015: 0.10%, 2014: 0.05%). These funds have an average maturity of less than 90 days.

Notes to the consolidated financial statements

for the year ending December 31, 2016, 2015 and 2014

1.	Nature of operations

The company and its subsidiaries together with its joint ventures (the group) carry out exploration and gold mining activities. The group currently has five operating mines. There are three operating mines in Mali, West Africa: the Morila gold mine (equity accounted joint venture), which started production in October 2000, the Loulo gold mine (subsidiary), which commenced production in November 2005 and the Gounkoto gold mine (subsidiary), which began production in June 2011. The Morila gold mine is nearing the end of its life and has now transitioned to a tailings storage facility (TSF) retreatment operation. The group also operates a fourth gold mine in Côte d’Ivoire, Tongon (subsidiary), which started production in December 2010 and a fifth in the Democratic Republic of Congo (DRC), Kibali (equity accounted joint venture) which started production in October 2013. Randgold is the operator of all of its mines.

The interests of the group in its operating mines are held through Société des Mines de Morila SA (Morila) which owns the Morila mine, Société des Mines de Loulo SA (Loulo) which owns the Loulo mine, Société des Mines de Tongon SA (Tongon) which owns the Tongon mine, Société des Mines de Gounkoto SA (Gounkoto) which owns the Gounkoto mine and Kibali Goldmines SA (Kibali), which owns the Kibali mine. Randgold holds an effective 40% interest in Morila in conjunction with AngloGold Ashanti Limited (AngloGold Ashanti) (40%) and the State of Mali (20%). Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. The group also holds an effective 45% interest in the Kibali gold mine (equity accounted joint venture) in the Democratic Republic of Congo (DRC) in conjunction with AngloGold Ashanti (45%) and Société Miniére de Kilo-Moto SA UNISARL (SOKIMO) (10%). Management of Kibali (Jersey) Limited, the effective 90% shareholder of Kibali, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. Randgold holds an effective 80% interest in both Loulo and Gounkoto. The remaining 20% interest is held by the State of Mali. Randgold holds an effective 89.7% interest in Tongon, following the acquisition of an additional share during the year. 10% is held by the State of Côte d’Ivoire while the remaining 0.3% is held by a local Ivorian company.

The group has a portfolio of exploration permits and projects, with various exploration programs, ranging from early stage exploration to feasibility studies being undertaken. These are underway in the DRC, Mali, Senegal and Côte d’Ivoire.

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The consolidated financial statements of Randgold Resources Limited and its subsidiaries and joint ventures have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively (IFRS)) issued by the International Accounting Standards Board (IASB) as adopted by the European Union and in accordance with Article 105 of the Companies (Jersey) Law of 1991.

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

After reviewing the group’s budget for the next financial year, and other longer term plans, the directors are satisfied, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. The directors have no reason to believe that the group will not be a going concern for at least the next 12 months based on forecasts and available cash resources and available facilities.

New standards and interpretations applied

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to January 1, 2016 which have been adopted by the group for the first time this year. These have not had a material impact.

Effective period commencing on or after
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

Standards Effective in Future Period

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the group’s activities and are mandatory for the group’s accounting periods beginning after January 1, 2017 or later periods and which the group has decided not to adopt early. These include:

Effective period commencing on or after
IFRS 9	Financial instruments	January 1, 2018
IFRS 15	Revenue from contracts with customers	January 1, 2018
IFRS 16¹	Leases	January 1, 2019
IAS 12¹	Amendment – Recognition of deferred tax assets for unrealized losses	January 1, 2017
IAS 7¹	Amendment – Disclosure initiative	January 1, 2017
IFRS 2¹	Amendment – Classification and measurement of share based payment transactions	January 1, 2018

1 Not yet adopted by the European Union.

IFRS 15 is intended to introduce a single framework for revenue recognition and clarify principles of revenue recognition. This standard modifies the determination of when to recognize revenue and how much revenue to recognize. The core principle is that an entity recognizes revenue to depict the transfer of promised goods and services to the customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Management have completed an assessment of an existing gold sale contract and, based on the analysis performed, do not anticipate any material impact to the recognition of revenue upon adoption of this standard based on the existing arrangements at their operations.

IFRS 16 introduces a single lease accounting model. This standard requires lessees to account for all leases under a single on-balance sheet model. Under the new standard, a lessee is required to recognize all lease assets and liabilities on the balance sheet; recognize amortization of leased assets and interest on lease liabilities over the lease term; and separately present the principal amount of cash paid and interest in the cash flow statement. Management are currently assessing the impact of this standard.

IFRS 9 “Financial instruments” addresses the classification and measurement of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. Management are currently assessing the standard’s full impact.

Consolidation

The consolidated financial information includes the financial statements of the company, its subsidiaries and the company’s equity accounted joint ventures using uniform accounting policies for similar transactions and other events in similar circumstances.

Subsidiaries

Subsidiaries are entities over which the group has power, exposure, or rights, to variable returns from its involvement and the ability to use its power over the investee to affect the amount of the group's returns; generally accompanying an interest of more than one-half of the voting rights.

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

Joint ventures are accounted for using the equity method of accounting. In applying the equity method of accounting, the group’s share of its joint ventures’ post-acquisition profits or losses are recognized in profit or loss and its share of post-acquisition other comprehensive income is recognized in other comprehensive income. These post-acquisition movements and distributions received from the joint venture companies are adjusted against the carrying amount of the investments. When the group’s share of losses in a joint venture company equals or exceeds its interest in the joint venture company, including any other unsecured non-current receivables, the group does not recognize further losses, unless it has obligations to make or has made payments on behalf of the joint venture company. Unrealized gains on transactions between the group and its joint venture companies are eliminated to the extent of the group’s interest in the joint venture companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Any trading receivables and payables with joint venture companies are classified within trade and other receivables and payables. The accounting policies of joint venture companies have been changed where necessary to ensure consistency with the accounting policies adopted by the group.

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

Costs are capitalized during the construction of a new mine until commercial levels of production are achieved (refer to ‘Commercial production’ below), after which the relevant costs are depreciated. Costs are capitalized provided that the project is considered to be commercially, technically and economically viable. Such viability is deemed to be achieved when the group is confident that the project will provide a satisfactory return relative to its perceived risks and is sufficiently certain of economic production. Costs which are necessarily incurred while commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized under ‘Long-lived assets and mine development costs.’

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

Once determined that any portion of the production stripping costs should be capitalized, the group typically uses the average stripping ratio of the component or phase of the mine to which the production stripping cost related to determine the amount of the production stripping costs that should be capitalized, unless the direct costs of stripping activity can be separately identified in which case such costs are capitalized.

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

Depreciation of construction and development costs for new mines commences when commercial production is achieved, as detailed above. Underground development costs that are attributable to the commissioned sections of an underground mine are depreciated from the date the development provides access to operational areas and ore extraction begins from those areas. Other assets under construction, such as plant improvement projects, are depreciated from the date they are commissioned, based on assessment by the group’s engineers.

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

Impairment

The carrying amount of the property, plant and equipment and investments in joint ventures of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated risk adjusted future cash flows. The discount rate used is the group’s weighted average cost of capital adjusted for asset specific factors when applicable. An impairment is recognized in the income statement to the extent that the carrying amount exceeds the assets’ recoverable amount. Only proven and probable reserves are used in the calculations and the models use the approved mine plans and exclude capital expenditure which enhance the assets or extractable ore tonnes outside of such approved mine plans. The revised asset carrying amounts are depreciated in line with group accounting policies.

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

Inventories

Inventories include ore stockpiles, gold in process and dóre supplies, stores and materials, and are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.

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

Morila’s full grade ore stockpile was depleted in 2015. At Loulo, full grade open pit stockpile material is above 3.0g/t for Loulo and 1.58g/t for Gara, while Yalea is above 0.7g/t. No Yalea or Gara underground material is on the stockpile since all ore mined is fed. At Gounkoto, the full grade ore stockpile is above 2.85g/t and marginal ore above 1.09/t. Tongon’s, full grade ore stockpile is above 1.25g/t and marginal ore above 0.79g/t, while Kibali’s high and medium grade ore stockpile is above 1.52g/t with a marginal ore cut-off grade of 0.88g/t.

The processing of ore in stockpiles occurs in accordance with the Life of Mine (LoM) processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design. Ore tonnes contained in the stockpile which exceed the annual tonnes to be milled as per the mine plan in the following year, are classified as non-current in the statement of financial position.

The net realizable value of ore stockpiles is determined with reference to estimated contained gold and market gold prices applicable. Ore stockpiles which are blended together or with future ore mined when fed to the plant are assessed as an input to the gold production process to ensure the combined stockpiles are carried at the lower of cost and net realizable value. Ore stockpiles which are not blended in production are assessed separately to ensure they are carried at the lower of cost and net realizable value, although no such stockpiles are currently held.

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

Interest/borrowing costs

Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing costs are expensed as incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalized as part of property, plant and equipment. Borrowing costs are capitalized as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably. No interest or borrowing costs have been capitalized during the year or during the prior year.

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

Share-based payments

The fair value of the employee services received in exchange for the grant of options, restricted shares or participation in the group’s Co-Investment plan is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares awards determined at the grant date:

•	Including any market performance conditions (for example, the correlation used between the Euromoney Global Gold Index and the company TSR); and

•	Excluding the impact of any service and non-market performance vesting conditions (for example, profitability, reserve growth targets and remaining an employee of the entity over a specified time period).

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

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a suitable technical and financial assessment that demonstrates the viability of the project, after which the expenditure is capitalized as a mine development cost. The technical and financial study consists of a comprehensive study of the viability of the mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and the effective method of mineral processing has been determined. The study includes a financial analysis based on calculated estimates of technical, engineering, operating economic factors and the evaluation of other relevant factors. The study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the group will obtain future economic benefit from the expenditures.

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed until such time as the directors have sufficient information to determine that future economic benefits are probable, after which the expenditure is capitalized as a mine development cost. The information required by directors is typically a technical and financial study that demonstrates an economic asset. Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation. This economic evaluation is distinguished from a technical and financial study in that some of the information that would normally be determined from first principles is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that more likely than not the group will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are capitalized within development costs.

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

TVA (value added tax)

Included in trade and other receivables are TVA receivables of $89.4 million (2015: $102.9 million) (2014: $106.8 million) (2016: all current) (2015: $96.5 million current and $6.4 million non-current) (2014: $80.5 current and $26.3 million non-current) consisting primarily of recoverable TVA balances owing by the fiscal authorities in Mali. In Mali the TVA owing is being offset against other tax owing to the State, in accordance with the legal right of offset under the relevant mining conventions. A further $59.0 million of TVA receivables (2015: $61.8 million) ($2014: $50.5 million) (at 45% attributable share) is included in the underlying statement of financial position of the Kibali joint venture and shown in the ‘Investment in joint ventures’ line in the consolidated statement of financial position.

Profit forecasts for Loulo and Gounkoto, using approved budgets and mine plans, supports recovery of the balance through such offsetting by 2017 (2015: 2017) (2014: 2018), although the recovery and timing is subject to estimates of factors such as gold price and production. The gold price is consistent with that used in the group’s impairment tests detailed below. The group is continuing to engage with authorities in Mali to pursue the cash settlement of the outstanding TVA balances. The group also continues to seek recovery of TVA in the DRC, in line with the Mining Code and the carrying value of the receivable has been assessed considering factors such as the level of receipts in the period and to date, relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgment exists in assessing recovery of these receivables. While the TVA balance is considered collectible, uncertainty exists regarding the timing of receipt. Accordingly, the receivable has been discounted by $7.8 million (2015: nil) (2014: nil) which required estimates as to the timing of future receipts based on historical trend and the applicable discount rate thereon.

Corporation tax claims

The International Center for Settlement of Investment Disputes’ (ICSID) arbitration tribunal issued its final and binding award in 2016, resulting in Loulo being awarded $29.2 million in principal (together with an award for costs and interest) from the State of Mali, for monies found by the tribunal to have been wrongfully taken by the government through TVA credits. This amount was subsequently received during the third quarter of 2016. In addition, the arbitration ruled that TVA withholding tax on foreign suppliers was due to the State of Mali, although amounts due were also confirmed to be recoverable as TVA receivables by the award such that the TVA payable is matched by an equal TVA receivable. The arbitration however related to only a portion of the various tax claims which have been received by the group from the State of Mali in respect of its Mali operations. Payments totaling $27.3 million were made against a portion of these claims in the third quarter. The outstanding claims in respect of its Mali operations totaled $122.7 million at the end of the year. Having taken professional advice, the group considers the material elements of the outstanding claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims are considered remote under IFRS. Loulo, Gounkoto and Morila have each legally binding establishment conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During the third quarter, the group received payment demands for these disputed amounts, and while it was engaged with the authorities on these demands, its office in Bamako was closed by the authorities but subsequently reopened in October. During October 2016, the group paid tax advances to the State of Mali in the amount of $25.0 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which are legally not due will be refunded. These amounts are shown in trade and other receivables.

Carrying values of property, plant and equipment and joint venture investments

The group assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed approved mine plans and operating plans. Future cash flows are based on estimates of:

•	The quantities of the proven and probable reserves being those for which there is a high degree of confidence in economic extraction;

•	Future production levels;

•	Future commodity prices, including oil forecast at $60/bbl (2015: $60/bbl) (2014: $100/bbl);

•	Future cash cost of production and capital expenditure associated with extraction of the proven and probable reserves in the approved mine plan;

•	Future gold prices – a gold price curve was used for the impairment calculations starting at a $1,200/oz gold price (2015: $1,150/oz) (2014: $1,250/oz) and increasing at an average of 2% per annum (2015: 1.5%) (2014: 3%). The gold price curve was determined after consideration of a range of forecast techniques and data sources;

•	A discount rate equivalent to 8.2% pre-tax (2015: 7.9%) (2014: 7.3%); and

•	An inflation rate of 2% (2015: 1.5%) (2014: 2.0%).

The impairment tests did not indicate impairment and head room existed at each mine. Given the significance of gold prices and the longevity of mine plans, the directors consider gold price and discount rate sensitivities to be relevant.

A reduction in forward gold prices in excess of 13.6% or an increase in the discount rate to 15.6% is required to give rise to an impairment at any of the mines with the greatest discount rate sensitivity being at Kibali.

However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The models are considered suitably conservative with proven and probable reserves determined based on $1,000/oz gold price (2015: $1,000/oz) (2014: $1,000/oz) as shown below.

Capitalization and depreciation

There are several methods that could be adopted for calculating depreciation, i.e. the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage. Refer to note 2 for the depreciation policy. Estimates are required regarding the allocation of assets to relevant proven and probable reserves in the unit of production calculations, with assessments involving the group’s mining, capital and geology departments. Proven and probable reserves are used in each depreciation calculation, which is considered to be a suitably conservative measure of the future ore extractable using existing assets. Expenditure incurred to date in underground infrastructure development considered to have been commissioned, is depreciated over the remaining proven and probable reserves of the underground mine, as the infrastructure provides access to the future mining areas.

The group applies judgment in allocating costs between operating and capital items in respect of underground mining and in determining the date depreciation commences. Costs are capitalized when the activity provides access to future ore bodies and are expensed as operating costs when the works involve extraction of ore from operational sections of the orebody. The nature of activity is assessed based on information provided by contractors, together with inspections by the group’s mining teams where contractor mining is used. The nature of activity is assessed by the group’s mining teams where owner mining applies. Direct labor, materials and other costs are specifically allocated based on the activity performed. Indirect costs that are attributable to underground works are allocated between capital and operating expenses based on factors such as development versus operating meters.

Specifically, judgment is required in determining the point at which assets under construction at Kibali began commercial production and should be depreciated. Depreciation start dates are determined considering the factors detailed in note 2 and during the prior year Kibali underground mine assets attributable to production started to be depreciated. The commissioning of the underground happens in phases and as the sections are brought into production the attributable costs are transferred and depreciated. Judgment was applied in identifying the costs considered attributable to this production. Additionally, given ongoing mine construction and development, judgment was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

Gold price assumptions

The following gold prices were used in the mineral reserves optimization calculations:

$/oz	2016	2015	2014
Morila	1,000	1,000	1,000
Loulo: open pit	1,000	1,000	1,000
Loulo: underground	1,000	1,000	1,000
Tongon	1,000	1,000	1,000
Kibali	1,000	1,000	1,000
Massawa	1,000	1,000	1,000
Gounkoto	1,000	1,000	1,000

Changes in the gold price used could result in changes in the mineral reserve optimization calculations which impact LoM plans. Mine modelling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions in respect of ore reserves.

Determination of ore reserves

The group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2012 (the 2012 JORC code). Reserves determined in this way are used in the calculation of depreciation and amortization, as well as the assessment of the carrying value of property, plant and equipment and joint ventures and timing of mine closure obligations. There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

Future rehabilitation obligations

The net present value of current rehabilitation estimates have been discounted to their present value at 2.5% per annum (2015: 2.25%) (2014: 2.0%) being the prevailing risk free interest rates. Expenditure is generally expected to be incurred at the end of the respective mine lives. The group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgment is required in determining the appropriate costs, timing of costs, discount rates and inflation. For further information, including the carrying amounts of the liabilities, refer to note 14. A 1% change in the discount rate on the group’s rehabilitation estimates would result in an impact of $5.3 million (2015: $5.3 million) (2014: $7.0 million) on the provision for environmental rehabilitation, and an impact of $0.5 million (2015: $0.6 million) (2014: $0.5 million) on the consolidated statement of comprehensive income.

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

Post production open cast mine stripping

The group capitalizes costs, associated with stripping activity, to expose the orebody, within mining assets. Judgment is required in determining the relevant section or phase of the orebody to which stripping activity relates, based on assessment of factors such as mine planning, geology of the open cast pits and strategic board decisions such as the pushback campaigns which requires judgment over the eligible costs. The group subsequently depreciates relevant stripping assets as that section of the orebody is mined, which requires judgment as to the relevant section of the orebody for depreciation.

Exploration and evaluation expenditure

The group has to apply judgment in determining whether exploration and evaluation expenditure should be capitalized or expensed. Management exercises this judgment based on the results of economic evaluations and feasibility studies. Costs are capitalized where those studies conclude that more likely than not the group will obtain future economic benefit from the expenditures.

Share-based payments

Refer to note 15 for the key assumptions used in determining the value of share-based payments.

4.	Income taxes

$000	Note	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Year ended Dec 31, 2014
Current taxation		101,546	41,972	79,532
Deferred taxation	11	6,838	6,031	2,353
		108,384	48,003	81,885
The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s operations.
Profit before tax		402,605	260,778	353,045
Tax calculated at effective tax rate of 30%		120,782	78,233	105,914
Difference in tax rates in overseas jurisdictions		(3,513)	-	-
Reconciling items:
▪ Income taxed at 0%		(17,002)	(8,483)	(14,359)
▪ Expenses deductible at 0%		10,947	7,528	9,611
Côte d’Ivoire tax holiday permanent differences		-	(7,868)	(7,994)
Net capital allowances not deductible		-	-	2,353
Share of equity accounted joint venture profits		(5,190)	(23,191)	(22,783)
Other permanent differences		2,360	1,784	9,143
Taxation charge		108,384	48,003	81,885

The company is subject to an income tax rate in Jersey at 0%. Tongon benefited from a five year tax holiday in Côte d’Ivoire from the commencement of production in December 2010 until the tax exoneration period expired in December 2015 and as such Tongon is tax paying for 2016 at a rate of 25%. The benefit of the tax holiday to the group was to increase its net profit by nil (2015: $7.9 million) (2014: $8.0 million). Accordingly, had the group not benefited from the tax holiday, earnings per share would have been reduced by $0 for the year ended December 31, 2016 (2015: $0.09) (2014: $0.09). Under Malian tax law, income tax is based on the greater of 30% of taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. The Loulo, Gounkoto and Tongon operations have no assessable capital expenditure carry forwards for assessable tax losses, at December 31, 2016 and 2015 respectively, for deduction against future mining income. The group’s share of profits from equity accounted joint ventures is stated net of $9.7 million credits (2015: $11.0 million charges) (2014: $20.9 million charges) for current and deferred tax entries, primarily in respect of Morila and Kibali.

5.	Share capital and premium

The total authorized number of ordinary shares is 120 million (2015: 120 million) (2014: 120 million) of $0.05 (2015: $0.05) (2014: $0.05). All issued shares are fully paid. The total number of issued shares at December 31, 2016 was 93,803,752 shares (2015: 93,232,920 shares) (2014: 92,674,085 shares). Refer to the consolidated statement of changes in equity above for more detail on the annual movement of the number of ordinary shares, share capital and share premium, including the movement arising from the issue of restricted shares, exercise of share options and vesting of share awards and the scrip dividends. Randgold’s board of directors has recommended an annual dividend for the period ended December 31, 2016 of $1.00 per share, up 52% on the previous year’s $0.66. The dividend will be paid in cash with no scrip alternative being made available and the resolution for the dividend has been submitted to shareholders for approval at the company’s annual general meeting scheduled for Tuesday, May 2, 2017.

6.	Earnings and dividends per share

	Income (numerator) $000	Shares (denominator)	Per share amount $
For the year ended December 31, 2016
Basic earnings per share
Shares outstanding at January 1, 2016		93,232,920
Weighted number of shares issued		411,190
Income available to shareholders	247,474	93,644,110	2.64
Effective of dilutive securities
Share options		38,833
Restricted shares		1,110,899
Diluted earnings per share	247,474	94,793,842	2.61
For the year ended December 31, 2015
Basic earnings per share
Shares outstanding at January 1, 2015		92,674,085
Weighted number of shares issued		419,607
Income available to shareholders	188,677	93,093,692	2.03
Effective of dilutive securities
Share options		77,227
Restricted shares		922,884
Diluted earnings per share	188,677	94,093,803	2.01
For the year ended December 31, 2014
Basic earnings per share
Shares outstanding at January 1, 2014		92,245,531
Weighted number of shares issued		357,660
Income available to shareholders	234,974	92,603,191	2.54
Effective of dilutive securities
Share options		103,398
Restricted shares		807,072
Diluted earnings per share	234,974	93,513,661	2.51

Refer to note 15 for details on share options and share awards issued. $61.7 million ($0.66 per share) was paid as dividends in 2016 (2015: $55.7 million/$0.60 per share) (2014: $46.3 million/$0.50 per share) of which $52.1 million was paid in cash and $9.6 million was paid as scrip dividends. On February 6, 2017, the board of directors proposed an annual dividend of $1.00 per share which, if approved, will result in an aggregate dividend payment of $93.8 million and is expected to be paid in May 2017. The proposed dividend in respect of 2016 is subject to shareholder approval at the annual general meeting to be held on May 2, 2017. The dividend will be paid in cash with no scrip alternative being made available.

377,387 restricted share awards were also antidilutive at December 31, 2016 (2015: 470,212) (2014: 584,199). The total number of potentially issuable shares at December 31, 2016 was 1,655,138 (2015: 1,766,813) (2014: 1,712,651).

7.	Trade and other receivables

$000	Note	Dec 31, 2016	Dec 31, 2015
Trade receivables		34,099	9,239
Advances to contractors		7,861	8,419
Taxation debtors	7.1	112,684	110,038
Prepayments and other receivables		67,712	67,713
Gounkoto advance dividend	7.2	9,074	9,300
Total		231,430	204,709
Less: current portion		(231,430)	(198,292)
Non-current portion	7.1	-	6,417

7.1	The taxation debtors primarily relate to indirect taxes owing to the group by the State of Mali, including TVA balances at Loulo of $61.6 million (2015: $85.7 million) and Gounkoto of $26.2 million (2015: $17.2 million). The taxation debtor also includes corporate tax prepayments at Loulo of $18.5 million (2015: $9.0 million) and Gounkoto of $6.4 million (2015: nil).

7.2	Refer to note 2 for details of the Gounkoto dividend.

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

The terms of payment of trade receivables are less than seven days, advances to contractors 30 days and taxation debtors are six months.

8.	Inventories and ore stockpiles

$000	Dec 31, 2016	Dec 31, 2015
Consumable stores	100,530	101,829
Stockpiles	172,541	182,699
Gold in process	10,662	13,782
Total inventories and ore stockpiles	283,733	298,310
Less: current portion	(119,027)	(130,973)
Non-current portion	164,706	167,337

All inventory and ore stockpiles are started at the lower of cost or net realizable value.

Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

9.	Property, plant and equipment

$000	Dec 31, 2016	Dec 31, 2015
Mine properties, mine development costs and mine plant facilities and equipment cost
At the beginning of year	2,272,985	2,069,846
Additions	189,436	203,139
	2,462,421	2,272,985
Accumulated depreciation and amortization
At beginning of year	726,218	575,316
Charge for the year	175,343	150,902
	901,561	726,218
Net book value	1,560,860	1,546,767

Long-lived assets

Included in property, plant and equipment are long-lived assets which are amortized on a unit of production basis as detailed in note 2 and comprise the metallurgical plants, tailings and raw water dams, power plants and mine infrastructure and development costs. The net book value of these assets was $1,553.5 million at December 31, 2016 (2015: $1,535.4 million) (2014: $1,467.1 million).

Short-lived assets

Included in property, plant and equipment are short-lived assets which are amortized over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was $6.0 million at December 31, 2016 (2015: $7.7 million) (2014: $14.5 million).

Undeveloped property

Included in property, plant and equipment are undeveloped property costs of $1.4 million (2015: $1.7 million) (2014: $2.0 million).

Post production stripping

Property, plant and equipment include capitalized stripping costs, related to the production phase of opencast mining. The net book value at December 31, 2016 was nil (2015: $2.0 million) (2014: $10.9 million).

	Dec 31, 2016	Dec 31, 2015
The remaining maximum estimated useful lives in respect of proven and probable reserves for each mine included above is as follows:
Loulo	12 years	13 years
Gounkoto	10 years	10 years
Tongon	4 years	6 years

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

The following tables represent the group’s share of the assets and liabilities of the respective joint venture which are included in the consolidated balance sheet and statement of comprehensive income within the total investments in joint ventures, share of profits of equity accounted joint ventures and share of equity accounted joint ventures’ other comprehensive income.

Investment in joint ventures

The movements in total investments in joint ventures are as follows:

$000	Dec 31, 2016	Dec 31, 2015
Beginning of year
Investments in equity accounted joint ventures	1,427,316	1,394,042
Other investments in joint venture	45,940	43,854
Total investments in joint ventures	1,473,256	1,437,896
Funds invested in equity accounted joint ventures	-	2,829
Loans repaid by equity accounted joint ventures	(11,927)	(1,072)
Share of profits of equity accounted joint ventures	17,299	77,303
Dividends	(30,000)	(45,272)
Share of other comprehensive income of joint ventures	6	1,572
End of year
Investments in equity accounted joint ventures	1,414,211	1,427,316
Other investments in joint ventures	34,423	45,940
Total investments in joint ventures	1,448,634	1,473,256

Kibali (Jersey) Limited

Set out below is the summarized financial information for Kibali (Jersey) Limited which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

$000	Dec 31, 2016	Dec 31, 2015
Summarized statement of financial position
Current
Cash and cash equivalents	18,865	21,373
Other current assets (excluding cash)	179,588	259,367
Total current assets	198,453	280,740
Financial liabilities (excluding trade payables)	(10,285)	(9,808)
Other current liabilities (including trade payables)	(133,113)	(124,564)
Total current liabilities	(143,398)	(134,372)
Non-current
Assets	2,805,020	2,754,022
Financial liabilities	(46,929)	(51,747)
Other liabilities	(32,259)	(57,459)
Total non-current liabilities	(79,188)	(109,206)
Net assets	2,780,887	2,791,184

$000	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Year ended Dec 31, 2014
Summarized statement of comprehensive income
Revenue	709,372	747,272	650,283
Depreciation and amortization	(210,925)	(192,509)	(139,698)
Interest income	4,735	4,818	4,349
Interest expense	(5,298)	(5,376)	(4,955)
Profit before tax	26,728	155,825	204,788
Income tax	22,962	(17,840)	(45,048)
Post-tax profit	49,690	137,985	159,740
Other comprehensive income – gain on available for sale financial asset	13	3,144	(72)
Total comprehensive income	49,703	141,129	159,668

$000	Dec 31, 2016	Dec 31, 2015
Reconciliation of the group’s summarized financial information presented to the carrying amount of the group’s interest in the Kibali joint venture
Opening net assets January 1	2,791,184	2,720,055
Profit for the period	49,690	137,985
Recycling of permanent losses on available-for-sale financial asset	-	3,173
Gain/(loss) on available-for-sale financial asset	13	(29)
Other comprehensive income	13	3,144
Dividends received	(60,000)	(70,000)
Closing net assets	2,780,887	2,791,184
Interest in joint venture at 50%	1,390,443	1,395,592
Mineral property at acquisition	26,154	28,778
Adjustment to reflect attributable interest	1,565	(520)
Carrying value	1,418,162	1,423,850

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

$000	Dec 31, 2016	Dec 31, 2015
Summarized statement of financial position
Current
Cash and cash equivalents	8,569	14,246
Other current assets (excluding cash)	49,804	53,350
Total current assets	58,373	67,596
Other current liabilities (including trade payables)	(53,484)	(54,358)
Total current liabilities	(53,484)	(54,358)
Non-current
Assets	15,493	25,579
Other liabilities	(25,315)	(25,951)
Total non-current liabilities	(25,315)	(25,951)
Net (liabilities)/assets	(4,933)	12,866

	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Summarized statement of comprehensive income
Revenue	65,086	142,992	138,722
Depreciation and amortization	(9,464)	(23,337)	(19,378)
Interest income	14	2	50
Interest expense	(806)	(999)	(517)
(Loss)/profit before tax	(16,256)	24,856	(1,275)
Income tax	(1,543)	(7,455)	(1,663)
Post-tax (loss)/profit	(17,799)	17,401	(2,938)
Other comprehensive income	-	-	-
Total comprehensive (expense)/income	(17,799)	17,401	(2,938)
Dividends received from joint venture	-	25,680	-

$000	Dec 31, 2016	Dec 31, 2015
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in the Morila joint venture
Summarized financial information
Opening net assets January 1	12,866	21,145
(Loss)/profit for the period	(17,799)	17,401
Dividends received	-	(25,680)
Closing net (liabilities)/assets	(4,933)	12,866
Interest in joint venture at 40%	(1,973)	5,146
Carrying value	(1,973)	5,146

Refer to note 1 for the nature of operations, country of incorporation and the ownership interest in Morila. Joint control exists through the joint venture agreement with AngloGold Ashanti.

RAL 1 Limited

Set out below is the summarized financial information for RAL 1 Limited which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

$000	Dec 31, 2016	Dec 31, 2015
Summarized statement of financial position
Current
Cash and cash equivalents	649	1,295
Other current assets (excluding cash)	632	1,605
Total current assets	1,281	2,900

Other current liabilities (including trade payables)	(6,318)	(6,740)
Total current liabilities	(6,318)	(6,741)
Non-current
Assets	9,417	11,552
Financial liabilities	(3,517)	(7,225)

Total non-current liabilities	(3,517)	(7,225)
Net assets	863	487

	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Summarized statement of comprehensive income
Revenue	5,133	1,463	24,866
Depreciation and amortization	(4,211)	(779)	(16,386)
Interest income	544	1	2
Interest expense	(650)	(354)	(4,560)
Profit before tax	376	201	1,967
Income tax	-	-	-
Post-tax profit	376	201	1,967
Other comprehensive income	-	-	-
Total comprehensive income	376	201	1,967
Dividends received from joint venture	-	-	1,052
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in the RAL 1 joint venture
Opening net assets January 1	487	286	419
Profit for the period	376	201	1,967
Dividends received	-	-	(2,100)
Closing net assets	863	487	286
Interest in joint venture at 50.1%	432	244	143
Funding classified as long term debt by joint venture in ‘other investments in joint ventures’	2,335	4,146	2,317
Carrying value	2,767	4,390	2,460

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

$000	Dec 31, 2016	Dec 31, 2015
Summarized statement of financial position
Current
Cash and cash equivalents	1,122	2,686
Other current assets (excluding cash)	1,922	1,884
Total current assets	3,044	4,570

Other current liabilities (including trade payables)	(24,706)	(1,155)
Total current liabilities	(24,706)	(1,155)
Non-current
Assets	46,978	63,616
Financial liabilities	(24,262)	(66,419)
Total non-current liabilities	(24,262)	(66,419)
Net assets	1,054	612

	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Summarized statement of comprehensive income
Revenue	22,179	23,840	3,887
Depreciation and amortization	(16,638)	(17,290)	(2,990)
Interest expense	(2,237)	(3,718)	(349)
Profit before tax	442	455	157
Income tax	-	-	-
Post-tax profit	442	455	157
Other comprehensive income	-	-	-
Total comprehensive income	442	455	157
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in the RAL 2 joint venture
Opening net assets January 1	612	157	-
Profit for the period	442	455	157
Closing net assets	1,054	612	157
Interest in joint venture at 50.1%	528	307	79
Funding classified as long term debt by joint venture in ‘other investments in joint ventures’	31,128	41,243	41,315
Carrying value	31,656	41,550	41,394

Refer to note 19 for details of joint venture capital commitments.

KGL Isiro SARL

KGL Isiro SARL is an exploration company in which the group has a 51% interest with Kilo Goldmines Ltd being the joint venture partner. The total exploration expenses incurred in 2016 amounted to $0.6 million (2015: $0.9 million), of which $0.3 million (2015: $0.4 million) is the group's share. The net loss and net assets are immaterial.

11.	Deferred taxation

$000	Note	Dec 31, 2016	Dec 31, 2015
Deferred tax is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the Malian operations and 25% in respect of the Ivorian operations.
The movement on deferred taxation is as follows:
At the beginning of the year		35,548	29,517
Statement of comprehensive income charge	4	6,838	6,031
At the end of the year		42,386	35,548

Deferred taxation assets and liabilities comprise the following:
Accelerated tax depreciation		41,786	34,948
Deferred stripping		600	600
Deferred taxation liability		42,386	35,548
Net deferred tax liability		42,386	35,548

There is no deferred tax on other comprehensive income items. There are no unrecognized deferred tax liabilities in respect of undistributed profits.

12.	Available for sale financial assets

$000	Dec 31, 2016	Dec 31, 2015
At January 1	906	1,467
Net losses/(gains) transferred from/to equity	1,600	(561)
Disposals	(2,506)	-
At December 31	-	906

13.	Trade and other payables

$000	Note	Dec 31, 2016	Dec 31, 2015
Trade payables		27,993	34,443
Payroll and other compensation		11,609	13,302
Accruals and other payables		78,701	82,276
Gounkoto priority dividend	2	9,074	9,300
		127,377	139,321

14.	Provision for environmental rehabilitation

$000	Dec 31, 2016	Dec 31, 2015
Opening balance	47,581	55,904
Unwinding of discount	1,070	1,397
Change in estimates	6,804	(9,720)
At December 31	55,455	47,581

As at December 31, 2016, $23.9 million of the provision relates to Loulo (December 31, 2015: $22.3 million), $23.9 million (2015: $18.8 million) of the provision relates to Tongon, while $7.7 million relates to Gounkoto (2015: $6.5 million). The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 2.5% (2015: 2.25%) per annum, being an estimate equivalent to the risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. Rehabilitation cash flows are risk adjusted. Limited environmental rehabilitation regulations currently exist in Mali and Côte d’Ivoire to govern the mines, so the directors have based the provisions for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the group’s estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its mines. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate. Current LoM plans envisage the expected outflow to occur at the end of the LoM which is 2029 for Loulo, 2021 for Tongon and 2027 for Gounkoto.

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

$000	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Total employee benefit cost was as follows:
Short term benefits	71,453	50,199	43,855
Pension contributions	11,460	5,104	5,051
Share-based payments	23,891	22,943	24,475
Total	106,804	78,246	73,381

Share-based payments

Share options, restricted shares and participation in Co-Investment Plan share awards are granted to directors and employees in exchange for services rendered.

Share-based payments – share options

The fair value of employee services received as consideration for share options (equity settled) of the company is calculated using the Black-Scholes option pricing model. Options vest after two, three and four years and lapse after a maximum term of 10 years. No new options were granted during the year and therefore no inputs to the option model, etc. are provided for the current year. 110,800 share options were exercised during 2016 at a weighted average exercise price of $29.19. No options lapsed during the year. A reconciliation of the movements in the options during 2014, 2015 and 2016 is provided below:

	Number of options Outstanding	Weighted average $
Balance at December 31, 2014	137,277	28.33
Share options exercised during the period	(12,000)	24.11
Share options granted during the period	-	-
Share options lapsed during the period	-	-
Balance at December 31, 2015	125,277	28.74
Share options exercised during the period	(110,000)	29.19
Share options granted during the period	-	-
Share options lapsed during the period	-	-
Balance at December 31, 2016	14,477	25.38

The following table summarizes the information about the options outstanding, including options that are not yet exercisable:

Range of exercise price ($)	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price ($)
At December 31, 2016
22.19 – 22.19	12,477	0.64	22.19
26.26 – 46.34	2,000	1.39	45.27
	14,477	0.74	25.38
At December 31, 2015
22.19 – 22.19	78,277	1.64	22.19
26.26 – 46.34	31,000	2.80	30.69
56.99 – 56.99	16,000	3.67	56.99
	125,277	2.19	28.74
At December 31, 2014
22.19 – 22.19	89,277	2.64	22.19
26.26 – 46.34	32,000	3.79	31.15
56.99 – 56.99	16,000	4.67	56.99
	137,277	3.14	28.33

The following table summarizes information about options that are exercisable as at December 31, 2016, 2015 and 2014:

Range of exercise price ($)	Number of exercisable options	Weighted average exercise price ($)
At December 31, 2016
22.19 – 22.19	12,477	22.19
26.26 – 46.34	2,000	45.27
	14,477	25.38
At December 31, 2015
22.19 – 22.19	78,277	22.19
26.26 – 46.34	31,000	30.69
56.99 – 56.99	16,000	56.99
	125,277	28.74
At December 31, 2014
22.19 – 22.19	89,277	22.19
26.26 – 46.34	32,000	31.15
56.99 – 56.99	16,000	56.99
	137,277	28.33

Share-based payments – restricted shares and participation in Co-Investment Plan

The company operates restricted share schemes for directors and employees, as well as participation in a Co-Investment Plan for directors and senior management.

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

The fair value of the restricted shares issued in 2016, 2015 and 2014 are detailed below and the share-based payment charge is charged to profit evenly between the grant and vesting dates. The restriction on the shares (no dividends received during the vesting period) had a minimal impact on the fair value estimate at the grant date. The restricted shares have an exercise price of nil.

The fair value of the restricted shares issued in 2016 was calculated using the Black-Scholes pricing model. The key assumptions used in this model for shares granted during the year ending December 31, 2016 were as follows:

$000	Note	January 2016	August 2016
Quantity of shares issued		246,800	127,300
Fair value of shares issued		$17.9 million	$14.6 million
Performance period		3, 4 and 5 years	3, 4 and 5 years
Volatility	15.1	34.8%, 34.6% and 34.3%	34.8%, 36.4% and 37.2%
Risk-free interest rate		0.9%, 1.3% and 1.3%	0.8%, 1.0% and 1.0%
Dividend yield		0.84%	0.56%
Weighted average share price on grant and valuation date	15.2	$75.2	$117.6

15.1	Volatility is based on the three year historical volatility of the company’s shares on each grant date.
15.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

In 2015, there were 286,300 awards: 191,000 awards in January 2015 and 95,300 awards in August 2015. The market price at the award dates was $83.8 and $60.4 respectively and vested over three, four and five years in equal tranches. The volatility, risk free rate and dividend yield had no significant impact on fair value but were consistent with those above. The total fair value of the awards was $21.1 million over the vesting periods.

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

Restricted share awards granted to executive directors in 2011, 2012, 2013, 2014, 2015 and 2016

The Restricted Share Scheme for 2011, 2012 and 2013 operates with conditional share awards, where the awards will vest in three equal one-third tranches subject to the fulfilment of performance conditions measured on an annual basis. Shares awarded in 2016, 2015 and 2014 are subject to one four-year performance period of assessment. If the performance conditions are met, awards vest at the end of each performance period. The 2011, 2012 and 2013 awards are subject to four performance conditions: absolute TSR (market based), EPS growth, additional reserves and absolute reserves. The 2014 awards are subject to three performance conditions: absolute TSR (market based), EPS growth and additional reserves. The 2016 and 2015 awards are subject to three performance conditions: absolute TSR (market based), total cash cost per ounce and additional reserves. Grant date fair value was calculated using the market-based measure. No dividends are attributable during the vesting period.

The fair value of the restricted shares issued to executive directors in 2016 and 2015 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for shares awarded during the years ending December 31, 2016 and 2015 were as follows:

$000	Note	March 2016	March 2015	March 2014
Quantity of shares issued		44,664	55,782	49,174
Fair value of shares awarded		$2.2 million	$2.0 million	$2.1 million
Performance period		4 years and a 1 year post vesting retention requirement	4 years and a 1 year post vesting retention requirement	4 years and a 1 year post vesting retention requirement
Risk free interest rate		1.01%	1.45%	1.32%
Volatility	15.1	35%	35%	40%
Euromoney Global Gold Index volatility		35%	35%	34%
Correlation used between the Euromoney Global Gold Index and the company TSR		85%	85%	80%
Weighted average share price on grant and valuation date	15.2	$88.50	$67.41	$79.75

15.1	Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.
15.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

CEO performance shares

At the company’s annual general meeting in 2013, shareholders approved a one-off award of performance shares to the CEO. The vesting of the performance shares is subject to the achievement of the conditions set out in “PART I. Item 6. Directors, Senior Management and Employees B. Compensation” in the Annual Report on Form 20-F and the CEO continuing to hold office or employment with the company during the period of three years from April 29, 2013, the date of grant of the award of performance shares. The fair value was determined at $4.0 million. The final tranche of the award remains outstanding and subject to the satisfaction of the final performance target, provided the CEO holds office or employment as of the date of achievement of the condition.

Four out of five of the performance conditions have been met. The performance condition in respect of one fifth (10,006 shares) was met at a value of $71.54 per share in 2013 and the performance conditions in respect of three fifths (30,018 shares), comprising three tranches each of 10,006 shares, were met at a value of $67.41 per share in 2014. As a result, in aggregate 40,024 shares were transferred to the CEO on April 29, 2016. The shares are restricted from dealing and will only be released when the CEO leaves the service of the company. In the interim the CEO will be entitled to vote over the shares and receive any dividend accrued on those shares at the time the shares are released.

Restricted shares issued to directors and management (excluding Co-Investment Plan)

Movements in the number of restricted shares outstanding and their issue prices are as follows:

	Weighted market price at award date $ 2016	Weighted market price at award date $ 2015	Weighted market price at award date $ 2014	Shares 2016	Shares 2015	Shares 2014	Weighted Average remaining contractual life (years) 2016	Weighted average remaining contractual life (years) 2015	Weighted average remaining contractual life (years) 2014
Shares granted to executive directors
At January 1	80.88	84.54	85.54	189,142	160,655	127,007
Awarded	92.75	73.42	79.48	44,664	55,781	49,174
Vested	76.53	76.53	77.29	(3,882)	(3,882)	(3,882)
Lapsed	86.45	89.08	77.29	(38,452)	(23,412)	(11,644)
At December 31	82.62	80.88	84.54	191,472	189,142	160,655	1.74	2.42	2.85
Shares awarded to non-executive Directors
At January 1	-	76.15	80.03	-	-	3,600
Awarded	99.68	76.15	80.94	13,500	13,500	9,600
Vested	99.68	76.15	80.69	(13,500)	(13,500)	(13,200)
At December 31	-	-	-	-	-	-	-	-
Shares awarded to employees			-
At January 1	81.36	84.36	90.76	1,189,300	1,248,800	1,157,500
Awarded	89.63	75.99	72.36	374,100	286,300	497,600
Vested	89.75	89.08	85.94	(234,100)	(222,300)	(204,500)
Lapsed	76.57	84.66	89.86	(108,700)	(123,500)	(201,800)
At December 31	82.53	81.36	84.36	1,220,600	1,189,300	1,248,800	2.14	2.75	2.90

Participation in Co-Investment Plan by executive directors in 2016, 2015 and 2014

One third of any annual bonus earned is compulsorily deferred and an executive director may also choose to commit further shares into a Co-Investment Plan. The maximum commitment which may be made is 250% of base salary by the CEO and 125% of base salary by the CFO. Committed shares must be retained for three years and may be matched, depending on relative TSR performance over three years against the Euromoney Global Gold Index. If after three years the TSR performance of the company equals or exceeds the performance of the Euromoney Global Gold Index, then the committed shares may be matched on a stepped scale. Refer to “PART I. Item 6. Directors, Senior Management and Employees—B. Compensation” in the Annual Report on Form 20-F for further details. The maximum level of matching is one-for-one. The vesting of the award is dependent on the company’s TSR performance relative to the Euromoney Global Gold Index.

The fair value of awards made under the Co-Investment Plan in 2016, 2015 and 2014 was calculated using a Monte Carlo simulation model.

The key assumptions used in this model for awards made under the Co-Investment Plan during the years ending December 31, 2016 and 2015 were as follows:

$000	Note	March 2016	March 2015
Quantity of shares committed		55,830	69,726
Fair value		$2.3 million	$2.6 million
Performance period		3 years	3 years
Risk free interest rate		1.01%	0.89%
Volatility	15.1	35%	35%
Euromoney Global Gold Index volatility		35%	35%
Correlation used between the Euromoney Global Gold Index and the company TSR		85%	85%
Weighted average share price on grant and valuation date	15.2	$88.50	$74.0

15.1	Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.
15.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

Participation in Co-Investment Plan by senior management in 2016 and 2015

Senior management had the opportunity to participate in Randgold’s senior management Co-Investment Plan in 2016 and 2015. The maximum commitment which may be made in the Co-Investment Plan is 100% of base salary. Committed shares must be retained for three years and may be matched, depending on the relative TSR performance over three years against the Euromoney Global Gold Index. If after three years the TSR performance of the company equals or exceeds the performance of the Euromoney Global Gold Index, then the committed shares may be matched on a stepped scale. The maximum level of matching is one-for-one. The vesting of the award is dependent on the company’s TSR performance relative to the Euromoney Global Gold Index. 10,841 shares vested during the year and related to the awards made under the Co-Investment Plan in 2013.

The fair value of awards made under the Co-Investment Plan in 2016 and 2015 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for awards made under the Co-Investment Plan during the years ending December 31, 2016 and 2015 were as follows:

$000	Note	March 2016	March 2015	March 2014
Quantity of shares committed		10,739	20,730	49,174
Fair value		$0.4 million	$0.8 million	$2.0 million
Performance period		3 years	3 years	3 years
Risk free interest rate		1.01%	0.95%	0.80%
Volatility	15.1	35%	35%	40%
Euromoney Global Gold Index volatility		35%	35%	34%
Correlation used between the Euromoney Global Gold Index and the company TSR		85%	85%	80%
Weighted average share price on grant and valuation date	15.2	$88.50	$73.38	$79.75
15.1	Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.
15.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

16.	Segmental information

Operating segments have been identified on the basis of internal reports about components of the group that are regularly reviewed by the group’s chief operating decision maker. The operating segments included in internal reports are determined on the basis of their significance to the group. In particular, operating mines are reported as separate segments and exploration projects that have significant capitalized expenditure or other fixed assets are also reported separately. The Kibali and Morila joint ventures are included on a line by line basis, reflecting internal reporting. Other parts of the group, including the RAL 1 Limited and RAL 2 Limited joint ventures, are included within corporate and exploration. The group’s chief operating decision maker is considered by management to be the board of directors. An analysis of the group’s business segments, excluding intergroup transactions, is set out below. Major end customers are not identifiable because all gold is sold to an agent.

Country of operation	Mali			Côte d’Ivoire	DRC	Jersey
$000	Group’s 40% share of Morila	Loulo	Gounkoto	Tongon	Group’s effective 45% share of Kibali Jersey	Corporate and exploration	Intercompany eliminations	Sub-total	Joint venture adjustments	Total
Year ended December 31, 2016
Total revenue	26,035	524,357	357,171	319,248	319,218	-		1,546,029	(345,252)	1,200,777
Mining and processing costs excluding depreciation	(21,744)	(200,489)	(146,574)	(187,839)	(172,709)	13,682	-	(715,673)	180,771	(534,902)
Depreciation and amortization	(3,785)	(105,236)	(23,513)	(45,704)	(102,718)	(11,336)		(292,292)	116,949	(175,343)
Mining and processing costs	(25,529)	(305,725)	(170,087)	(233,543)	(275,427)	2,346		(1,007,965)	297,720	(710,245)
Royalties	(1,544)	(31,384)	(21,430)	(9,562)	(14,839)	-		(78,759)	16,382	(62,377)
Exploration and corporate expenditure	-	(2,435)	(1,026)	(1,221)	(1,809)	(36,520)		(43,011)	1,809	(41,202)
Other (expenses)/income	(5,151)	(16,750)	(23,004)	(4,204)	(13,872)	32,148		(30,833)	30,826	(7)
Finance costs	(317)	(14,693)	(149)	(486)	(3,282)	6,355	14,108	1,536	(4,729)	(3,193)
Finance Income	6	24	3	20	3,985	15,959	(14,108)	5,889	(4,336)	1,553
Share of profits equity accounted joint ventures	-	-	-	-	-	-	-	-	17,299	17,299
Profit before income tax	(6,500)	153,394	141,478	70,252	13,974	20,288	-	392,886	9,719	402,605
Income tax expense	(617)	(46,072)	(42,444)	(17,563)	10,333	(2,302)		(98,665)	(9,719)	(108,384)
Net profit/(loss)	(7,117)	107,322	99,034	52,689	24,307	17,986	-	294,221	-	294,221
Capital expenditure	(444)	(144,363)	(3,800)	(15,446)	(56,222)	(7,174)	-	(227,449)	56,666	(170,783)
Total assets	29,546	1,399,837	204,375	536,014	1,501,737	1,931,345	-	5,602,854	(1,561,896)	4,040,958
Total external liabilities	(31,520)	(128,557)	(38,842)	(69,878)	(111,293)	(64,501)	-	(444,591)	158,355	(286,236)

Year Ended December 31, 2015
Total revenue	57,197	406,643	317,524	277,253	336,272	-	-	1,394,889	(393,469)	1,001,420
Mining and processing costs excluding depreciation	(31,583)	(236,439)	(145,952)	(193,504)	(161,191)	12,677	-	(755,992)	180,097	(575,895)
Depreciation and amortization	(9,335)	(98,761)	(6,705)	(44,362)	(87,275)	(10,141)		(256,579)	105,677	(150,902)
Mining and processing costs	(40,918)	(335,200)	(152,657)	(237,866)	(248,466)	2,536	-	(1,012,571)	285,774	(726,797)
Royalties	(1,419)	(24,329)	(19,052)	(8,292)	(13,588)	-	-	(66,680)	15,007	(51,673)
Exploration and corporate expenditure	-	(2,079)	(1,064)	(1,206)	(3,390)	(41,146)	-	(48,885)	3,818	(45,067)
Other (expenses)/income	(4,520)	(9,727)	(12,533)	(2,487)	(1,290)	32,599	-	2,042	7,849	9,891
Finance costs	(399)	(13,428)	(171)	(1,734)	4,839	(3,544)	13,208	(1,229)	(3,182)	(4,411)
Finance income	1	17	3	10	4,108	13,291	(13,208)	4,222	(4,110)	112
Share of profits of equity accounted joint ventures	-	-	-	-	-	-	-	-	77,303	77,303
Profit before income tax	9,942	21,897	132,050	25,678	78,485	3,736	-	271,788	(11,010)	260,778
Income tax expense	(2,982)	(4,013)	(39,615)	(4,342)	(8,028)	(33)	-	(59,013)	11,010	(48,003)
Net profit	6,960	17,884	92,435	21,336	70,457	3,703	-	212,775	-	212,775
Capital expenditure	(2,924)	(192,271)	(3,087)	(18,573)	(123,728)	(4,107)	-	(344,690)	128,652	(216,038)
Total assets	37,370	1,409,986	196,388	472,724	1,517,381	1,620,700	-	5,254,549	(1,517,229)	3,737,320
Total external liabilities	(32,124)	(126,380)	(33,850)	(43,514)	(121,790)	(52,051)	-	(409,709)	167,459	(242,250)

Year Ended December 31, 2014
Total revenue	55,489	475,861	323,857	287,026	292,627	-	12	1,434,872	(348,116)	1,086,756
Mining and processing costs excluding depreciation	(48,927)	(239,895)	(136,629)	(189,471)	(122,735)	14,405	(12)	(723,264)	157,258	(566,006)
Depreciation and amortization	(7,751)	(83,565)	(9,031)	(52,830)	(68,725)	(11,043)	-	(232,945)	86,183	(146,762)
Mining and processing costs	(56,678)	(323,460)	(145,660)	(242,301)	(191,460)	3,362	(12)	(956,209)	243,441	(712,768)
Royalties	(1,510)	(28,470)	(19,431)	(8,588)	(10,494)	-	-	(68,493)	12,003	(56,490)
Exploration and corporate expenditure	-	(2,315)	(900)	(1,587)	(2,867)	(33,200)	-	(40,869)	4,104	(36,765)
Other (expenses)/ income	2,376	(26,522)	(14,631)	(7,364)	9,224	46,677	-	9,760	(9,226)	534
Finance costs	(207)	(761)	(140)	(551)	(2,230)	(17,922)	13,963	(7,848)	3,613	(4,235)
Finance income	20	27	2	12	2,677	13,994	(13,963)	2,769	(2,698)	71
Share of profits of equity accounted joint ventures	-	-	-	-	-	-	-	-	75,942	75,942
Profit before income tax	(510)	94,360	143,097	26,647	97,477	12,911	-	373,982	(20,937)	353,045
Income tax expense	(665)	(28,207)	(42,916)	(1,632)	(20,272)	(9,130)	-	(102,822)	20,937	(81,885)
Net profit	(1,175)	66,153	100,181	25,015	77,205	(3,781)	-	271,160	-	271,160
Capital expenditure	(15,660)	(141,816)	(9,666)	(22,067)	(204,420)	(5,764)	-	(399,393)	220,080	(179,313)
Total assets	38,513	1,302,716	204,566	499,638	1,497,267	1,570,078	-	5,112,778	1,579,695	3,533,083
Total external liabilities	(24,252)	(111,394)	(33,439)	(41,979)	102,121	(65,876)	-	(379,061)	151,698	(227,363)

17.	Financial risk management

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

Controlling risk in the group

The treasury committee is responsible for treasury financial risk management activities within the group. The treasury committee reviews and recommends to the board all treasury counterparties, limits, instruments and any hedge strategies. At least two members of the treasury committee need to be present for a decision to be made, one of whom needs to be an executive director. Unless specific dispensation is obtained from the audit committee, the treasury committee is permitted to invest up to $50.0 million or 20% of the total funds (whichever is the higher) with each approved institution with two investment ratings of AA- or higher noting that no institution can exceed $100.0 million. The treasury committee is now also permitted to invest up to $25.0 million or 10% of the total funds (whichever is the higher) with each approved institution with at least one credit rating of AA- and another credit rating of above A-, provided that no institution can exceed $50.0 million. The treasury committee continues to be permitted to invest $12.5 million or 5% of the total funds (whichever is the higher) with each approved institution with an investment rating above A- but below AA-, provided that no investment exceeds $25 million. Approximately one tenth of the cash for the group was held with the group’s principal bankers at year end with the remainder held with twelve other financial institutions, in line with the treasury policy. The treasury committee is responsible for managing investment, gold price, currency, liquidity and credit risk. The treasury committee monitors adherence to the treasury risk management policy and counterparty limits and provides regular reports to the board.

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

Refer to “PART I. Item 3. Key Information – D. Risk Factors” in the Annual Report on Form 20-F for details on the group’s risk factors.

Foreign currency and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily euro, South African rand and Communauté Financière Africaine franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into any material derivatives to manage these currency risks and no significant positions were held in 2016 and 2015. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2016, 2015 and 2014. Gold sales are made in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

$000	Dec 31, 2016	Dec 31, 2015
Level of exposure of foreign currency risk
Carrying value of foreign currency balances
Cash and cash equivalents includes balances denominated in:
▪ Communauté Financiѐre Africaine franc (CFA)	1,289	751
▪ Euro (EUR)	2,222	32
▪ South African rand (ZAR)	166	1,118
▪ British pound (GBP)	277	69
Trade and other receivables includes balances dominated in:
▪ Communauté Financiѐre Africaine franc (CFA)	6,886	83,432
▪ South African rand (ZAR)	89	8,827
▪ Euro (EUR)	4,806	22,389
▪ British pound (GBP)	2	526
Trade and other payables includes balances dominated in:
▪ Communauté Financiѐre Africaine franc (CFA)	(4,525)	(42,440)
▪ Euro (EUR)	(486)	(9,703)
▪ South African rand (ZAR)	(868)	-
▪ British pound (GBP)	(898)	(29)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments. The TVA balance in Kibali is denominated in CDF and while not a financial instrument under IFRS 7, a movement of 10% in the year end rate would have an effect of $11.9 million on the receivable shown in the ‘Investments in joint ventures’ in the consolidated statement of financial position.

	Closing exchange rate	Effect of 10% strengthening of $ on net earnings and equity $000
At December 31, 2016
Euro (EUR)	0.9490	654
Communauté Financiѐre Africaine franc (CFA)	623.30	365
South African rand (ZAR)	13.65	(61)
British pound (GBP)	0.81	(62)
At December 31, 2015
Euro (EUR)	0.9168	1,272
Communauté Financiѐre Africaine franc (CFA)	600.91	4,174
South African rand (ZAR)	15.53	995
British pound (GBP)	0.68	57

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

Maturity date	Amount $000	Effective rate for the year %
Cash and cash equivalents:
All less than 90 days	516,301	0.54%

The other financial instruments of the group that are not included in the tables above are non-interest bearing and are therefore not subject to interest rate risk.

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in Mali and Côte d’Ivoire (and in the case of its joint ventures in DRC and Mali). The gold produced is sold through the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not financial assets under IFRS 7, included in receivables is $89.4 million (2015: $102.9 million) (refer to note 7) relating to indirect taxes owing to Loulo and Gounkoto by the State of Mali, which are denominated in FCFA, which holds some credit risk for the group. The legally binding mining conventions in Mali permit offsetting of other corporate taxes against approved unpaid TVA. A further $59.0 million (2015: $61.8 million) is held within the underlying statement of financial position of the equity accounted Kibali joint venture which is considered recoverable given the history of receipts and receipts obtained during the year and absence of significant disputed items, albeit receipts, remain slow and uncertainty exists as to the timing of recovery.

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

$000	Dec 31, 2016	Dec 31, 2015
Capital risk management
Trade and other payables	(127,377)	(139,321)
Less: cash and cash equivalents	516,301	213,372
Net position	388,924	74,051
Total equity	3,751,957	3,492,305
Total capital	3,363,033	3,418,254
Gearing ratio	0%	0%

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

$000	Trade and Other payables	Borrowings	Other financial liabilities
At December 31, 2016
Financial liabilities
Within 1 year on demand	106,548	-	-
Later than 1 year and no later than 5 years	-	-	-
After 5 years	-	-	2,765
Total	106,548	-	2,765

At December 31, 2015
Financial liabilities
Within 1 year on demand	124,421	-	-
Later than 1 year and no later than 5 years	-	-	-
After 5 years	-	-	2,765
Total	124,421	-	2,765

18.	Fair value of financial instruments

The following table shows the carrying amounts and fair values of the group’s financial instruments outstanding at December 31, 2016 and 2015. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale.

$000	Categories of financial instruments	Carrying amount Dec 31, 2016	Fair value Dec 31, 2016	Carrying Amount Dec 31, 2015	Fair value Dec 31, 2015
Available-for-sale financial assets categorized as level 1		-	-	906	906

The table above shows the level of the fair value valuation hierarchy applied to financial instruments carried at fair value. The total financial assets valued using level 1 is nil (2015: $0.9 million) – company: $0 million (2015: $0.9 million). There have been no transfers between the levels of fair value hierarchy during the current or prior year. Randgold does not hold any financial instruments that are fair valued using a level 2 or level 3 valuation. No material derivative financial instruments currently exist. All other financial instrument carrying values approximate fair value.

Estimation of fair values

Trade and other receivables, trade and other payables, cash and cash equivalents, loans to and from subsidiaries and joint ventures

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments or their interest bearing nature.

Gold price contracts

The group is fully exposed to the spot gold price on gold sales.

19.	Commitments and contingent liabilities

$000	Dec 31, 2016	Dec 31, 2015
Capital expenditure contracted for at statement of financial position date but not yet incurred is:
Property plant and equipment – subsidiaries	7,019	35,361
Commitments of joint ventures (attributable share)
Kibali	9,655	12,323
Morila	37	136
Total commitments of joint ventures (attributable share)	9,692	12,459
	16,711	47,820

Under the Kibali Joint Venture Agreement (JVA) the obligation of the parties (Randgold Resources (Kibali) Ltd and AngloGold Ashanti Holdings plc) in respect of the future funding (including but not limited to operating costs capital costs and other costs) of the company Kibali Goldmines SA (Kibali) and/or the Kibali project shall be pro-rata in proportion to their respective percentage interests in Kibali at the time any such future funding is required. In accordance with the JVA, Kibali will be funded via intercompany loans, however Kibali became self-funding in 2015 and declared a dividend of $60 million to shareholders in 2016 (2015: $70 million). The approved capital expenditure plan for 2017 is $211.1 million (2016: $177.3 million) and is expected to be self-funded by operating cash flows.

Operating lease commitments

The lease relates to the oxygen plant at Loulo leased from Maligaz. The duration of the contract is 10 years and the contract is renewable for additional periods of 5 years thereafter. The future aggregate minimum lease payments1 under operating leases are as follows:

$000	Dec 31, 2016	Dec 31, 2015
No later than 1 year	2,486	2,646
Later than 1 year and no later than 5 years	9,944	10,584
Later than 5 years	7,458	7,938
	19,888	21,168

1 These payments include payments for non-lease elements in the arrangement.

As discussed more fully in note 3 the group has received claims for various taxes in respect of subsidiaries and joint ventures from the State of Mali totaling $122.7 million. The group considers the material claims to be without merit or foundation.

20.	Related party transactions

$000	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Management fee received from Rockwell Diamonds Inc	9	37	41
Net income from Loulo	-	-	-
Net income from Tongon	-	-	-
Net income from Morila	3,522	14,259	5,058
Net income from Gounkoto	-	-	-
Net income from Kibali	43,106	47,555	11,475
Net income from RAL 1	2,319	3,049	3,641
Net income from RAL 2	405	335	364

Net income refers to interest, management fees, recharges and dividends.

In terms of the operator agreement with Morila, a management fee calculated as 1% of the total sales of Morila and is payable to Randgold (through Mining Investment (Jersey) Ltd). Randgold (through Randgold Resources (Somilo) Ltd) is the operator of Loulo gold mine, the Tongon gold mine (through Mining Investment (Jersey) Ltd) as well as the Gounkoto gold mine (through Randgold Resources (Gounkoto) Ltd). Seven Bridges Trading 14 (Pty) Ltd provided administration services to Rockwell Diamonds Inc (Rockwell). Dr. DM Bristow is a non-executive director of Rockwell. Refer to note 10 for details of the company’s investments in and loans to subsidiaries and joint ventures within the group together with its relevant share of income and expense.

$000	Dec 31, 2016	Dec 31, 2015
Key management remuneration
Short term employee benefits	12,899	12,642
Share-based payments	10,836	10,287
Total	23,735	22,929

This includes compensation for two executive directors (2015: 2), 8 non-executive directors (2015: 8) and 23 executive management personnel (2015: 20). Refer to directors’ and executives’ profiles in “PART I. Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” in the Annual Report on Form 20-F for detail of their roles and responsibilities.

21.	Mining and processing costs and other disclosable items

$000	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Mine production costs	461,522	498,779	525,909
Movement in production inventory and ore stockpiles	13,239	17,109	(24,665)
Depreciation and amortization	175,343	150,902	146,762
Other mining and processing costs	60,141	60,007	64,762
	710,245	726,797	712,768

Other income primarily includes foreign exchange gains and management fees receivable.

Other expenses primarily include foreign exchange losses.

22.	Exploration and corporate expenditure

$000	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Year ended Dec 31, 2014
Exploration and corporate expenditure comprise:
Exploration expenditure	19,609	17,322	12,762
Corporate expenditure	21,593	27,745	24,003
	41,202	45,067	36,765

23.	Finance income and costs

$000	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Year ended Dec 31, 2014
Finance income – interest income	1,553	112	71
Finance income	1,553	112	71
Interest expense – borrowings	(1,724)	(1,147)	(2,965)
Finance costs – net foreign exchange loss on financing activities	(399)	(1,867)	(41)
Unwind of discount on provisions for environmental rehabilitation	(1,070)	(1,397)	(1,229)
Finance costs	(3,193)	(4,411)	(4,235)
Finance costs – net	(1,640)	(4,299)	(4,164)

Interest income arises on cash and cash equivalents.
Interest expenses arise on borrowings measured at amortized cost.

24.	Subsequent events

No significant subsequent events requiring disclosure or adjustment have occurred.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Kibali (Jersey) Limited

Jersey, Channel Islands

We have audited the accompanying consolidated statements of financial position of Kibali (Jersey) Limited as of 31 December 2016, 2015 and 2014 and the consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended 31 December 2016. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kibali (Jersey) Limited at 31 December 2016, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ BDO LLP
BDO LLP
London, United Kingdom

10 March 2017

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED December 31, 2016, 2015 and 2014

$000	Note	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014

REVENUE
Gold sales		709,372	747,272	650,283
Other income	3	136	1,657	401
TOTAL INCOME		709,508	748,929	650,684

COSTS AND EXPENSES
Mining and processing costs	4	594,722	550,712	412,441
Royalties		32,976	30,196	23,321
Exploration and corporate expenditure	5	6,398	8,248	6,149
Other expenses	3	48,250	3,658	3,544
TOTAL COSTS		682,346	592,814	445,455

Finance income	6	4,735	4,818	4,349
Finance costs	6	(5,298)	(5,376)	(4,955)
Finance costs – net		(563)	(558)	(606)
Share of profits of equity accounted
joint venture	25	129	268	155
PROFIT BEFORE INCOME TAX		26,728	155,825	204,778

Income tax credit / (expense)	7	22,962	(17,840)	(45,038)

PROFIT FOR THE PERIOD		49,690	137,985	159,740
OTHER COMPREHENSIVE INCOME/(EXPENSE)
Gain/(loss) on available for sale financial asset		13	(29)	(72)
Recycling of permanent losses on available-for-sale asset		-	3,173	-
TOTAL COMPREHENSIVE INCOME		49,703	141,129	159,668

PROFIT FOR THE PERIOD
Attributable to:
Owners of the parent		57,537	135,883	152,492
Non-controlling interest		(7,847)	2,102	7,248
		49,690	137,985	159,740
TOTAL COMPREHENSIVE INCOME
Attributable to:
Owners of the parent		57,550	139,027	152,420
Non-controlling interest		(7,847)	2,102	7,248
		49,703	141,129	159,668

The accompanying notes form part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2016, 2015 and 2014

$000	Note	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014

NON-CURRENT ASSETS
Property, plant and equipment	8	2,068,306	2,012,303	1,868,137
Mineral properties	9	576,536	634,394	693,972
Long term ore stockpiles	12	43,771	43,162	72,594
Investment in equity accounted joint venture	25	142	289	20
Other investments in joint venture	25	28,830	31,086	31,516
Total investment in joint venture	25	28,972	31,375	31,536
Trade and other receivables	11	87,435	32,788	30,900
TOTAL NON-CURRENT ASSETS		2,805,020	2,754,022	2,697,139

CURRENT ASSETS
Inventories and ore stockpiles	12	72,505	78,598	61,732
Trade and other receivables	11	107,025	180,724	169,330
Available-for-sale financial asset	13	58	45	74
Cash and cash equivalents		18,865	21,373	20,908
TOTAL CURRENT ASSETS		198,453	280,740	252,044
TOTAL ASSETS		3,003,473	3,034,762	2,949,183

EQUITY AND LIABILITIES
EQUITY
Share capital	14	5	5	5
Share premium		2,493,612	2,493,612	2,493,612
Retained earnings		267,480	269,943	204,060
Other reserve		13	-	(3,144)
Equity attributable to owners of the parent		2,761,110	2,763,560	2,694,533
Non-controlling interest	15	19,777	27,624	25,522
TOTAL EQUITY		2,780,887	2,791,184	2,720,055

NON-CURRENT LIABILITIES
Loans and borrowings	16	46,929	51,747	55,133
Deferred tax liabilities	10	11,096	41,926	32,463
Provision for rehabilitation	17	21,163	15,533	15,341
TOTAL NON-CURRENT LIABILITIES		79,188	109,206	102,937

CURRENT LIABILITIES
Loans and borrowings	16	10,285	9,808	7,999
Trade and other payables	18	131,859	117,083	111,566
Current tax payable		1,254	7,481	6,626
TOTAL CURRENT LIABILITIES		143,398	134,372	126,191
TOTAL EQUITY AND LIABILITIES		3,003,473	3,034,762	2,949,183

The accompanying notes form part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

As at December 31, 2016, 2015 and 2014

					Total equity
					attributable	Non-
	Share	Share	Retained	Other	to owners of	Controlling	Total
$000	Capital	Premium	earnings	Reserves	the parent	Interest	Equity

Balance at January 1, 2014	4	2,390,689	51,568	(3,072)	2,439,189	18,274	2,457,463
Fair value movement on available-for-sale financial asset	-	-	-	(72)	(72)	-	(72)
Total other comprehensive expense	-	-	-	(72)	(72)	-	(72)
Net profit for the year	-	-	152,492	-	152,492	7,248	159,740
Total comprehensive income/(expense)	-	-	152,492	(72)	152,420	7,248	159,668
Shares issued to equity owners	1	102,923	-	-	102,924	-	102,924
Balance at December 31, 2014	5	2,493,612	204,060	(3,144)	2,694,533	25,522	2,720,055

Balance at January 1, 2015	5	2,493,612	204,060	(3,144)	2,694,533	25,522	2,720,055
Fair value movement on available-for-sale financial asset	-	-	-	(29)	(29)	-	(29)
Recycling of permanent losses on available-for-sale asset	-	-	-	3,173	3,173	-	3,173
Total other comprehensive income	-	-	-	3,144	3,144	-	3,144
Net profit for the year	-	-	135,883	-	135,883	2,102	137,985
Total comprehensive income	-	-	135,883	3,144	139,027	2,102	141,129
Dividends	-	-	(70,000)	-	(70,000)	-	(70,000)
Balance at December 31, 2015	5	2,493,612	269,943	-	2,763,560	27,624	2,791,184

Balance at January 1, 2016	5	2,493,612	269,943	-	2,763,560	27,624	2,791,184
Fair value movement on available-for-sale financial asset	-	-	-	13	13	-	13
Total other comprehensive income	-	-	-	13	13	-	13
Net profit/(loss) for the year	-	-	57,537	-	57,537	(7,847)	49,690
Total comprehensive income/(expense)	-	-	57,537	13	57,550	(7,847)	49,703
Dividends	-	-	(60,000)	-	(60,000)	-	(60,000)
Balance at December 31, 2016	5	2,493,612	267,480	13	2,761,110	19,777	2,780,887

SHARE CAPITAL

The share capital comprises the issued ordinary shares of the company at par.

SHARE PREMIUM

The share premium comprises the excess value recognized from the issue of ordinary shares at par.

RETAINED EARNINGS

Retained earnings comprises the group’s cumulative accounting profits and losses since inception less dividends.

OTHER RESERVES

Other reserves comprises the group’s cumulative fair value movement on the available-for sale financial asset since inception in Kilo Goldmines Limited less amounts reclassified to profit and loss.

NON-CONTROLLING INTERESTS

The non-controlling interest represents the total carrying value of the 10% interest SA UNISARL (“SOKIMO”) has in Kibali Goldmines SA (“Kibali”), which is a subsidiary of Kibali (Jersey) Limited.

The accompanying notes form part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2016, 2015 and 2014

$000	Note	Dec 31, 2016	Dec 31, 2015	Dec 31 2014

Cash Flows From Operating Activities
Cash generated by operations	23	272,950	369,658	329,644
Interest received		3,400	3,591	1,009
Finance cost paid		(4,637)	(4,198)	(4,727)
Dividends received from equity accounted joint venture	25	276	-	150
Income tax paid		(8,973)	(13,148)	(1,211)
Net cash flows generated by operating activities		263,016	355,903	324,865

Cash Flows Related to Investing Activities
Additions of property, plant and equipment		(213,570)	(286,905)	(407,422)
Repayment of loan from equity accounted joint venture		2,555	423	-
Net cash outflows used in investing activities		(211,015)	(286,482)	(407,422)

Cash Flows Relating to Financing Activities
Proceeds from issue of ordinary shares		-	-	102,924
Distribution of dividends		(52,000)	(70,000)	-
Decrease in loans and borrowings		(6,714)	(6,302)	(4,140)
Net cash (outflows)/inflows provided by financing activities		(58,714)	(76,302)	98,784

Net increase/(decrease) in cash and cash equivalents		(6,713)	(6,881)	16,227
Cash and cash equivalents at the beginning of the year		14,027	20,908	4,681
Cash and cash equivalents at the end of the year (i)		7,314	14,027	20,908

Cash and cash equivalents include the following for the purpose of the consolidated statement of cash flow:

Cash and cash equivalents		18,865	21,373	20,908
Bank overdrafts	18	(11,551)	(7,346)	-
Cash and cash equivalents		7,314	14,027	20,908

(i) The cash and cash equivalents balance in the 2015 cash flow statement has been re-presented to include the overdraft figure as per the calculation above.

The accompanying notes form part of these consolidated financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of Preparation

The consolidated financial statements of Kibali (Jersey) Limited and its subsidiaries and joint venture have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively (IFRS)) issued by the International Accounting Standards Board (IASB).

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

After reviewing the group’s and company’s budget for the next financial year, and other longer term plans, the directors are satisfied, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. The directors have no reason to believe that the group and company will not be a going concern for at least 12 months based on forecasts and available cash resources and available facilities.

New Standards and Interpretations Applied

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to January 1, 2016 which have been adopted by the group for the first time this year, those with late dates have not been adopted. These have not had a material impact.

Effective period commencing on or after
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

Standards Effective in Future Period

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the group’s activities and are mandatory for the group’s accounting periods beginning after January 1, 2017 or later periods and which the group has decided not to adopt early. These include:

Effective period commencing on or after
IFRS 9	Financial instruments	January 1, 2018
IFRS 15	Revenue from contracts with customers	January 1, 2018
IFRS 16	Leases	January 1, 2019
IAS 12	Amendment – Recognition of deferred tax assets for unrealized losses	January 1, 2017
IAS 7	Amendment – Disclosure initiative	January 1, 2017
IFRS 2	Amendment – Classification and measurement of share based payment transactions	January 1, 2018

IFRS 15 is intended to introduce a single framework for revenue recognition and clarify principles of revenue recognition. This standard modifies the determination of when to recognize revenue and how much revenue to recognize. The core principle is that an entity recognizes revenue to depict the transfer of promised goods and services to the customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Management have completed an assessment of the existing gold sale contract and, based on the analysis performed, do not anticipate any material impact to the recognition of revenue upon adoption of this standard based on the existing arrangements.

IFRS 16 introduces a single lease accounting model. This standard requires lessees to account for all leases under a single on-balance sheet model. Under the new standard, a lessee is required to recognize all lease assets and liabilities on the balance sheet; recognize amortization of leased assets and interest on lease liabilities over the lease term; and separately present the principal amount of cash paid and interest in the cash flow statement. Management are currently assessing the impact of this standard but as there are no material operating leases in the group they do not expect the adoption to have a material impact on the statement of financial position.

IFRS 9 “Financial instruments” addresses the classification and measurement of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. Management are currently assessing the standard’s full impact.

CONSOLIDATION

The consolidated financial information includes the financial statements of the company, its subsidiaries and the company’s equity accounted joint ventures using uniform accounting policies for similar transactions and other events in similar circumstances.

SUBSIDIARIES

Subsidiaries are entities over which the group has power, exposure, or rights, to variable returns from its involvement and the ability to use its power over the investee to affect the amount of the group's returns; generally accompanying an interest of more than one-half of the voting rights.

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

Acquisitions

Except for initial recognition under IFRS 11 transition rules, further investments in additional joint ventures are initially recognized at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on associated companies and joint ventures represents the excess of the cost of acquisition of the associate or joint venture over the group’s share of the fair value of the identifiable net assets of the associate or joint venture and is included in the carrying amount of the investment.

Joint ventures are accounted for using the equity method of accounting. In applying the equity method of accounting, the group’s share of its joint ventures’ post-acquisition profits or losses are recognized in profit or loss and its share of post-acquisition other comprehensive income is recognized in other comprehensive income. These post-acquisition movements and distributions received from the joint venture companies are adjusted against the carrying amount of the investments. When the group’s share of losses in a joint venture company equals or exceeds its interest in the joint venture company, including any other unsecured non-current receivables, the group does not recognize further losses, unless it has obligations to make or has made payments on behalf of the joint venture company. Unrealized gains on transactions between the group and its joint venture companies are eliminated to the extent of the group’s interest in the joint venture companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Trading receivables and payables with joint ventures are classified within trade and other receivables and payables. The accounting policies of joint venture companies have been changed where necessary to ensure consistency with the accounting policies adopted by the group.

Dividends received are classified as operating cash flows in the consolidated cash flow statement.

The carrying value of the investment in joint venture is compared to the recoverable amounts whenever circumstances indicate that the net book value may not be recoverable. An impairment is recognized in the profit or loss to the extent that the carrying value exceeds the recoverable amount.

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

INTANGIBLE ASSETS

Mineral properties

Mineral properties acquired are recognized at fair value at the acquisition date. Mineral properties are recognized at fair value if acquired as part of a business combination, whereas they are recognized at cost if acquired as an asset. Mineral properties are tested annually for impairment on the same basis that property, plant and equipment are when there is an indication of impairment. Mineral properties are amortized on units of production basis from the point at which the mine commences production (refer to ‘depreciation and amortization’ policy below).

PROPERTY, PLANT AND EQUIPMENT

Long-lived assets and mine development costs

Long-lived assets including development costs and mine plant facilities (such as metallurgical plant, tailings and raw water dams, power plant and mine infrastructure) are initially recorded at cost. Development of ore bodies includes the development cost of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future. Cost associated with underground development are capitalized when the works provide access to the ore body, whereas costs associated with ore extraction from operating ore body sections are treated as operating costs. Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost of property, plant and equipment, subsequently they are measured at cost less accumulated amortization and impairment.

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

Commercial production

When a mine construction project is substantially complete and ready for its intended use the asset moves into the production stage, the capitalization of certain mine construction costs ceases and subsequent costs are either regarded as inventory or expensed, except for capital sable costs related to subsequent mining asset additions or improvements, underground mine development or ore reserve development.

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

Once determined that any portion of the production stripping costs should be capitalized, the group typically uses the average stripping ratio of the component or phase of the mine to which the production stripping cost related to determine the amount of the production stripping costs that should be capitalized, unless the direct costs of stripping activity can be separately identified in which case such costs are capitalized.

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

Depreciation of construction and development costs commences when commercial production is achieved, as detailed above. Underground development costs that are attributable to the commissioned sections of an underground mine are depreciated from the date the development provides access to operational areas and ore extraction begins from those areas. Other assets under construction, such as plant improvement projects, are depreciated from the date they are commissioned, based on assessment by the group’s engineers.

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

Impairment

The carrying amount of the property, plant and equipment of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated risk adjusted future cash flows. The discount rate used is derived from the group’s weighted average cost of capital adjusted for asset specific factors as applicable. An impairment is recognized in the profit or loss to the extent that the carrying amount exceeds the assets’ recoverable amount. Only proven and probable reserves are used in the calculations and the models use the approved mine plan and exclude capital expenditure which enhance the assets or extractable ore tonnes outside of such approved mine plan. The revised carrying amounts are depreciated in line with group accounting policies.

A previously recognized impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognized in the profit or loss and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior years.

Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment.

INVENTORIES

Inventories include ore stockpiles, gold in process and doré, and supplies and spares and are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.

Costs of stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production. Ore extracted is allocated to separate stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. While held in physically separate stockpiles, the group blends the ore from each stockpile when feeding the processing plant to achieve the resultant gold content. In such circumstances, lower and higher grade ore stockpiles each represent a raw material, used in conjunction with each other, to deliver overall gold production, as supported by the relevant feed plan. Kibali’s high and medium grade ore stockpile is above 1.52g/t with a marginal ore cut-off grade of 0.88g/t.

The processing of ore in stockpiles occurs in accordance with the Life of Mine (Lom) processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design. Ore tonnes contained in the stockpile which are to be milled as per the mine plan over the next twelve months, are classified as non-current in the statement of financial position.

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

INTEREST/BORROWING COSTS

Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing cost is expensed as incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalized as part of property, plant and equipment. Borrowing costs are capitalized as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably. No interest or borrowing costs have been capitalized during the year or during the prior year.

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

FINANCIAL INSTRUMENTS

Financial instruments are measured as set out below. Financial instruments carried on the statement of financial position include cash and cash equivalents, trade and other receivables, trade and other payables, available for sale financial assets, loans to joint ventures and loans to minorities.

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

Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable may be impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision and the discounted TVA is recognized in other expenses in the statement of comprehensive income.

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

Loans and borrowings (including bank borrowings when applicable, loans from joint venture partners and related companies and finance leases)

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

REVENUE RECOGNITION

The group enters into contracts for the sale of gold. Revenue arising from gold sales under these contracts is recognized when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are met when the gold leaves the mines smelt house.

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

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a suitable technical and financial assessment that demonstrates the viability of the project, after which the expenditure is capitalized as a mine development cost. The technical and financial study consists of a comprehensive study of the viability of the mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and the effective method of mineral processing has been determined. The study includes a financial analysis based on calculated estimates of technical, engineering, operating economic factors and the evaluation of other relevant factors. The study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the group will obtain future economic benefit from the expenditures.

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed until such time as the directors have sufficient information to determine that future economic benefits are probable, after which the expenditure is capitalized as a mine development cost. The information required by directors is typically a technical and financial study that demonstrates an economic asset. Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation. This economic evaluation is distinguished from a technical and financial study in that some of the information that would normally be determined from first principles is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that more likely than not the company will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are capitalized within development costs.

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

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below:

OPEN CAST MINE STRIPPING

The group capitalizes costs, associated with stripping activity, to expose the orebody, within mining assets. Judgment is required in determining the relevant section or phase of the orebody to which stripping activity relates, based on assessment of factors such as mine planning, geology of the open cast pits and strategic board decisions such as the pushback campaigns which requires judgment over the eligible costs. The group subsequently depreciates relevant stripping assets as that section of the orebody is mined which requires judgment as to the relevant section of the orebody for depreciation.

TVA (VALUE ADDED TAX)

Included in trade and other receivables (note 11) is a recoverable value added tax (TVA) balance (including recoverable TVA on fuel duty) of $131.2 million (2015: $137.4 million) (2014: $112.2 million) owing by the fiscal authorities in the Democratic Republic of Congo (DRC).

The group continues to seek recovery of TVA in the DRC, in line with the mining code and the carrying value of the receivable has been assessed considering factors such as the level of receipts in the period and to date, relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgments exist in assessing recovery of these receivables. While the TVA balance is considered collectible uncertainty exists regarding the timing of receipt. Accordingly the receivable has been discounted by $7.8 million (2015: Nil) (2014: Nil) which required estimates as to the timing of future receipts based on historical trends and the applicable discount rate thereon.

CARRYING VALUES OF PROPERTY, PLANT AND EQUIPMENT

The group assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed mine plans and operating plans. Future cash flows are based on estimates of:

•	the quantities of the proven and probable reserves being reserves for which there is a high degree of confidence in economic extraction;
•	future production levels;
•	future commodity prices; including oil forecast at $60/bbl (2015: $60/bbl) (2014: $100/bbl);
•	future cash cost of production and capital expenditure associated with extraction of the proven and probable reserves in the approved mine plan;
•	future gold prices – a gold price curve was used for the impairment calculations starting at a $1,200/oz gold price (2015: $1,150oz) (2014: $1,250/oz) and increasing at an average of 2% per annum (2015: 1.5%) (2014: 3%). The gold price curve was determined after consideration of a range of forecast techniques and data sources;
•	a discount rate equivalent to 7.8% pre-tax (2015: 7.9%) (2014: 7.3%);
•	an inflation rate of 2% (2015: 1.5%) (2014: 2%).

A reduction in forward gold prices in excess of 17% or an increase in the discount rate to 13.6% is required to give rise to impairment at the mine. However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The model is considered suitably conservative with proven and probable reserves based on a $1,000/oz gold price (2015: $1,000/oz) (2014: $1,000/oz).

CAPITALIZATION AND DEPRECIATION

There are several methods that could be adopted for calculating depreciation, i.e. the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage. Refer to note 1 for the depreciation policy. Estimates are required regarding the allocation of assets to relevant proven and probable reserves in the units of production calculations, with assessments involving the group’s mining, capital and geology departments. Proven and probable reserves are used in each depreciation calculation, which is considered to be a suitably conservative measure of the future ore extractable using existing assets. Expenditure incurred to date in underground infrastructure development considered to have been commissioned, is depreciated over the remaining proven and probable reserves of the underground mine, as the infrastructure provides access to the future mining areas.

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

Judgment is required in determining the point at which assets under construction at Kibali began commercial production and should be depreciated. Depreciation start dates are determined considering the factors detailed in note 1 and during the prior year Kibali underground mine assets attributable to production started to be depreciated. The commissioning of the underground happens in phases and as the sections are brought into production the attributable costs are transferred and depreciated. Judgment was applied in identifying the costs considered attributable to this production. Additionally, given ongoing mine construction and development, judgment was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

GOLD PRICE ASSUMPTIONS

The following gold prices were used in the mineral reserves optimization calculation:

$/oz	2016	2015	2014
Kibali	1,000	1,000	1,000

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

FUTURE REHABILITATION OBLIGATIONS

The net present value of current rehabilitation estimates have been discounted to their present value at 2.5% per annum (2015: 2.25%) (2014: 2.0%) being the prevailing risk free interest rates. The majority of expenditure is expected to be incurred at the end of the mine life. The group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgment is required in determining the appropriate costs, timing of costs, discount rates and inflation. For further information, including the carrying amounts of the liabilities, refer to Note 17. A 1% change in the discount rate on the group’s rehabilitation estimates would result in an impact of $3.2 million (2015: $1.8 million) (2014: $1.6 million) on the provision for environmental rehabilitation, and an impact of $0.2 million (2015: $0.05 million) (2014: $0.05 million) on the statement of comprehensive income.

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

EXPLORATION AND EVALUATION EXPENDITURE

The group has to apply judgment in determining whether exploration and evaluation expenditure should be capitalized or expensed. Management exercises this judgment based on the results of economic evaluations, or feasibility studies. Costs are capitalized where those studies conclude that more likely than not the group will obtain future economic benefit from the expenditures.

3. OTHER INCOME AND EXPENSES

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Other Income from operating activities comprise:
Other income	136	-	24
Net foreign exchange gains	-	1,657	377
	136	1,657	401

The total other income is not considered to be part of the main revenue generating activities and as such the group presents this income separately from revenue.

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Other Expenses:
Management Fee	4,296	3,658	3,544
Net foreign exchange loss	36,134	-	-
Discounting provision	7,820	-	-
	48,250	3,658	3,544

The net foreign exchange loss primarily refers to the retranslation of TVA receivables (note 11) denominated in Congolese Francs which is translated into the US dollar functional currency of the subsidiary.

4. MINING AND PROCESSING COSTS

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Mining and processing costs comprise:
Mine production costs	202,323	177,467	119,227
Movement in production inventory and ore stockpiles	(7,389)	8,234	(10,694)
Depreciation and amortization	210,925	192,509	139,698
Other mining and processing costs	188,863	172,502	164,210
	594,722	550,712	412,441

5. EXPLORATION and corporate expenditurE

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Exploration and corporate expenditure comprise:
Exploration expenditure	2,748	3,132	4,298
Corporate expenditure	3,650	1,943	1,851
Recycling of permanent losses on available-for-sale asset	-	3,173	-
	6,398	8,248	6,149

6. FINANCE INCOME AND COSTS

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Finance income comprise:
Bank interest	15	19	21
Interest received – loans and receivables	4,720	4,799	4,328
Total finance income	4,735	4,818	4,349

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Finance costs comprise:
Interest expense on finance lease	(4,482)	(4,800)	(4,711)
Interest expense on bank borrowings	(467)	(192)	(39)
Unwinding of discount on provisions for
Rehabilitation	(349)	(384)	(205)
Total finance costs	(5,298)	(5,376)	(4,955)
Net finance costs	(563)	(558)	(606)

7. INCOME TAXES

$000		Dec 31 2016	Dec 31 2015	Dec 31 2014

Current taxation		7,868	8,377	7,715
Deferred taxation	10	(30,830)	9,463	37,323
		(22,962)	17,840	45,038

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s operations.

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Profit before tax	26,728	155,825	204,778
Tax calculated at the DRC effective tax rate of 30%	8,018	46,748	61,433
Reconciling items:
Exempt income	(38,922)	(34,218)	(27,054)
Net capital allowances not deductible	-	(157)	(6)
Other permanent differences	74	(2,910)	2,950
Corporate tax at 1/100 from revenue	7,868	8,377	7,715
Taxation (credit) / charges	(22,962)	17,840	45,038

Kibali (Jersey) Limited is subject to an income tax rate in Jersey at 0%. In the DRC, Kibali is subject to corporation tax at 30%. Kibali is required to pay a minimum of 1/100 (2015: 1/100) (2014: 1/100) of the company’s revenue which resulted in a minimum corporate tax of $7.9 million (2015: $8.4 million) (2014: $7.7 million). Kibali have capital allowances for deduction against future mining income. Kibali (Jersey) Limited’s estimated tax losses carried forward at December 31, 2016 amounted to $359.4 million (2015: $293.0 million) (2014: $298.5 million) at the tax rate of 30%.

8. PROPERTY, PLANT AND EQUIPMENT

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014
Mine properties, mine development costs and mine plant facilities and equipment cost
Cost
Balance at the beginning of the year	2,266,854	1,989,757	1,584,453
Additions	209,070	277,097	405,304
Balance at the end of the year	2,475,924	2,266,854	1,989,757

Accumulated depreciation
Balance at the beginning of the year	(254,551)	(121,620)	(30,878)
Depreciation charged for the year	(153,067)	(132,931)	(90,742)
Balance at the end of the year	(407,618)	(254,551)	(121,620)

Net book value	2,068,306	2,012,303	1,868,137

Long-lived assets and development costs

Included in plant and equipment are long-lived assets and development costs which are amortized on a units of production basis as detailed in note 2 and include mining properties, such as processing plants, tailings facilities, raw water dams and power stations, as well as mine development costs. The net book value of these assets was $1,997 million at December 31, 2016 (2015: $1,939.6 million) (2014: $1,793.0 million). The value of assets under construction included in plant and equipment that are not depreciated is $507 million (2015: $454.3 million) (2014: $411.7 million).

Short-lived assets

Included in property, plant and equipment are short-lived assets which are depreciated over a short life which reflects their likely useful economic life and are comprised of motor vehicles, computer equipment, aircrafts and fixtures and fittings. The net book value of these assets was $7.9 million at December 31, 2016 (2015: $5.8 million) (2014: $5.7 million).

Rehabilitation asset

A rehabilitation asset has been recognized in the period relating to the rehabilitation liability to the value of $17.1 million (2015: $13.0 million) (2014: $14.0 million) (refer note 17). Depreciation of the rehabilitation asset began on October 1, 2013 when the group commenced commercial production. The asset is depreciated over the life of the mine on a unit of production basis.

Leased assets

The net carrying amount of property, plant and equipment includes the following amount in respect of assets held under finance lease (refer note 19):

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Finance Lease Mining Assets	46,153	53,908	56,146

KAS 1 Limited (KAS) is an asset leasing joint venture in which the group has a 50.1% interest. Together with DTP SA, the group provides funding to KAS to buy the assets and in return leases the assets under a finance lease to Kibali, a subsidiary of the group. Refer to notes 19, 25 and 26.

9. MINERAL PROPERTIES

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Cost
At the beginning and end of the year	745,092	745,092	745,092

Amortization
At the beginning of the year	(110,698)	(51,120)	(2,164)
Charge for the year	(57,858)	(59,578)	(48,956)
At the end of the year	(168,556)	(110,698)	(51,120)

Net book value	576,536	634,394	693,972

Mineral properties represent the amounts attributable to license interest on the purchase of Moto Goldmines Limited (“Moto”) in 2009. The balance has been amortized over the life of mine on a unit of production basis since the group commenced commercial production on October 1, 2013.

10. DEFERRED TAXATION

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Deferred taxation is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the DRC operations.
The movement on deferred taxation is as follows:
At the beginning of the year	(41,926)	(32,463)	4,860
Statement of comprehensive income charge	30,830	(9,463)	(37,323)
At the end of the year	(11,096)	(41,926)	(32,463)

Deferred taxation comprise the following:
Tax losses carried forward attributable to accelerated capital allowances	359,449	292,981	298,543
Accelerated capital allowances	(370,545)	(334,907)	(332,415)
Rehabilitation provision	-	-	1,409
Net deferred taxation liability	(11,096)	(41,926)	(32,463)

11. TRADE AND OTHER RECEIVABLES

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Advances to contractors	6,070	5,238	4,545
Trade receivables	1,497	850	11,621
Prepayments and other receivables	24,239	37,501	31,716
Loan to SOKIMO (refer note 26)	17,381	16,046	14,814
Other loans	3,081	5,231	11,140
TVA receivables	131,214	137,369	112,239
Hire purchase loans	10,978	11,277	14,155
	194,460	213,512	200,230
Less: Non-current portion
Loan to SOKIMO	17,381	16,046	14,814
Other loans and receivables (including TVA receivables)	65,616	10,445	9,151
Hire purchase loans	4,438	6,297	6,935
	87,435	32,788	30,900

Current portion	107,025	180,724	169,330

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Gross hire purchase loans – minimum lease payments:
No later than 1 year	6,540	4,980	7,220
Later than 1 year and no later than 5 years	4,438	6,297	6,935
Later than 5 years	-	-	-
Gross investment on Hire purchase loans	10,978	11,277	14,155

The fair values of trade and other receivables classified as loans and receivables are approximate to the carrying value.

The classes within trade and other receivables do not contain impaired assets however TVA balances have been discounted with a provision of $7.8 million recognized. The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The company does not hold any collateral as security. Refer to note 21 for further information on the concentration of credit risk.

The terms of payment of trade receivables is less than seven days, advances to contractors 30 days and TVA is recoverable under the mining code once submissions are approved. The group continues to seek recovery of TVA in line with the mining code. Judgment exists in assessing recovery of this amount. See note 2 for further detail.

The loan to SOKIMO bears interest at 8%, the loan and interest will be repaid through future dividends.

The hire purchase loans, receivable from a contractor, bear interest at the aggregate of 10% and the Federal Reserve Rate of 0.75%. The hire purchase loans are repayable over 3 years.

The balance of “other loans” includes loans to related parties of $1.1 million (2015: Nil) (2014: $2.9 million). These loans have no terms of repayment. See note 26 for further details. All non-current receivables are due after 12 months.

12. INVENTORIES AND ORE STOCKPILES

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Gold on hand	16,041	5,385	6,306
Consumables stores	43,363	39,782	42,135
Ore stockpiles	52,332	70,874	77,398
Gold in process	4,540	5,719	8,487
	116,276	121,760	134,326
Less: Non-current portion
Ore stockpiles	43,771	43,162	72,594

Current portion	72,505	78,598	61,732

All inventory and ore stockpiles are stated at the lower of cost or net realizable value.

Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

13. AVAILABLE-FOR-SALE FINANCIAL ASSET

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Balance at the beginning of the year	45	74	146
Fair value movement recognized in
other comprehensive income	12	(20)	(11)
Exchange differences	1	(9)	(61)
Balance at the end of the year	58	45	74

14. SHARE CAPITAL AND PREMIUM

The total authorized number of ordinary shares is 10,000 (2015: 10,000) (2014: 10,000) for the total value of $10,000 (2015: $10,000) (2014: $10,000). All issued shares are fully paid. The total number of issued shares at December 31, 2016 was 4,620 shares (2015: 4,620) (2014: 4,620).

Randgold Resources Limited (Randgold) and AngloGold Ashanti Limited (AngloGold Ashanti) are joint venture partners and shareholders of Kibali (Jersey) Limited, having acquired all 4,620 outstanding ordinary shares.

Refer to the Statement of Changes in Equity for more detail on the annual movement of share capital and share premium.

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014
Movement in the number of ordinary shares outstanding:
Balance at the beginning of the year	5	5	4
Shares issued	-	-	1
Balance at the end of the year	5	5	5

15. NON-CONTROLLING INTEREST

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Balance at the beginning of the year	27,624	25,522	18,274
Non-controlling interest in results of Kibali Goldmines SA	(7,847)	2,102	7,248
Balance at the end of the year	19,777	27,624	25,522

The non-controlling interest represents the 10% interest SOKIMO has in Kibali Goldmines SA which is a subsidiary of Kibali (Jersey) Limited.

16. LOANS AND BORROWINGS

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Non-current
Finance lease liability (note 19)	46,707	51,530	54,917
Loan – Randgold (note 26)	222	217	216
	46,929	51,747	55,133
Current
Finance lease liability (note 19)	8,310	8,223	6,023
Loan – Randgold (note 26)	1,975	1,585	1,976
	10,285	9,808	7,999
Total loans and borrowings	57,214	61,555	63,132

Finance lease liability

The finance lease liability is due to KAS in respect of the equipment which has been transferred to the group under an installment sale agreement. The finance lease liability is interest bearing at 8% and is to be reduced by rental payments monthly as agreed in the installment sale agreement. The finance lease is secured by the leased assets. Refer note 8.

Loan – Randgold

Randgold, a joint venture partner and operator of the Kibali gold mine, incurs management fees and other expenses as part of its role as operator of the mine on behalf of the Kibali (Jersey) Limited group. The loan bears no interest and is repayable on a monthly basis. The non-current portion bears no interest.

17. PROVISION FOR REHABILITATION

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Balance at the beginning of the year	15,533	15,341	8,210
Unwinding of discount	349	384	205
Change in estimates	5,281	(192)	6,926
Balance at the end of the year	21,163	15,533	15,341

The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 2.5% (2015: 2.25%) (2014: 2%) per annum, being an estimate equivalent to the risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. The estimated cash costs of rehabilitation are risk adjusted. Management have based the provision for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the estimate of its ultimate rehabilitation liability could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its property. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provision for rehabilitation is adequate. The current Life of Mine (LOM) plan envisages the majority of the expected outflow to occur at the end of the LOM which, at the date of these accounts, is 2029 for the Kibali gold mine.

18. TRADE AND OTHER PAYABLES

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Trade payables	57,590	61,193	49,053
Payroll and other compensations	1,813	2,240	2,075
Bank account in overdraft	11,551	7,346	-
Accruals and other payables	60,905	46,304	60,438
	131,859	117,083	111,566

Accruals and other payables include retention, in respect of contracts with suppliers, amounts of $17.9 million (2015: $16.0 million) (2014: $18.6 million). Accruals and other payables include $8.0 million (2015: Nil) (2014: Nil) in respect of dividends declared but unpaid.

Trade and other payables are all due within a 120 days maximum.

19. LEASES

The finance lease liability recognized is in respect of mining vehicles which have been used in excavation and hauling of waste rock and ore under an installment sale agreement.

The lease liability is effectively secured as the rights to the leased asset revert to the lessor in the event of default.

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Gross finance lease liabilities – minimum lease payments:
No later than 1 year	12,979	12,100	10,249
Later than 1 year and no later than 5 years	42,239	52,968	40,135
Later than 5 years	13,344	13,381	32,531
Future finance charges	(13,545)	(18,696)	(21,975)
Present value of the finance lease liability	55,017	59,753	60,940

No later than 1 year	8,310	8,223	6,023
Later than 1 year and no later than 5 years	32,853	38,858	26,390
Later than 5 years	13,854	12,672	28,527
	55,017	59,753	60,940

20. SEGMENTAL INFORMATION

Operating segments have been identified on the basis of internal reports about components of the group that are regularly reviewed by the group’s chief operating decision maker. The operating segments included in the internal reports are determined on the basis of their significance to the group. In particular, the operating mine is reported as a separate segment. KAS joint venture is included within the corporate segment. The group’s chief operating decision maker is considered by management to be the board of directors. An analysis of the group’s business segments, excluding intergroup transactions, is set out below. Major customers are not identifiable because all gold is sold through an agent.

Country of operation	DRC	Jersey
			Intercompany
			eliminations and
$000	Kibali	Corporate	consolidation entries	Total
Year ended December 31, 2016
Profit and loss
Total revenue	709,372	-	-	709,372
Mining and processing costs excluding
depreciation	(385,295)	-	1,498	(383,797)
Depreciation and amortization	(186,124)	(2,165)	(22,636)	(210,925)
Mining and processing costs	(571,419)	(2,165)	(21,138)	(594,722)
Royalties	(32,976)	-	-	(32,976)
Exploration and corporate expenditure	(6,270)	(128)	-	(6,398)
Other (expenses)/income	(47,200)	(713)	(72)	(47,985)
Finance costs	(154,288)	-	148,990	(5,298)
Finance income	1,345	14,599	(11,209)	4,735
Profit before income tax	(101,436)	11,593	116,571	26,728
Income tax expense	22,962	-	-	22,962
Net profit	(78,474)	11,593	116,571	49,690
Capital expenditure	208,708	362	-	209,070
Total assets	2,790,160	6,852,741	(6,639,428)	3,003,473
Total liabilities	(2,515,598)	(3,339,052)	6,077,236	(222,586)

Year ended December 31, 2015
Profit and loss
Total revenue	747,272	-	-	747,272

Country of operation	DRC	Jersey
			Intercompany
			eliminations and
$000	Kibali	Corporate	consolidation entries	Total
Mining and processing costs excluding
depreciation	(358,872)	-	669	(358,203)
Depreciation and amortization	(160,900)	(2,055)	(29,554)	(192,509)
Mining and processing costs	(519,772)	(2,055)	(28,885)	(550,712)
Royalties	(30,196)	-	-	(30,196)
Exploration and corporate expenditure	(4,211)	(4,037)	-	(8,248)
Other (expenses)/income	(2,861)	161	967	(1,733)
Finance costs	(149,710)	-	144,334	(5,376)
Finance income	1,245	14,750	(11,177)	4,818
Profit before income tax	41,767	8,819	105,239	155,825
Income tax expense	(20,750)	-	2,910	(17,840)
Net profit	21,017	8,819	108,149	137,985
Capital expenditure	274,952	2,145	-	277,097
Total assets	2,713,792	6,572,090	(6,251,120)	3,034,762
Total liabilities	(2,654,254)	(3,197,100)	5,607,776	(243,578)

Country of operation	DRC	Jersey
			Intercompany
			eliminations and
$000	Kibali	Corporate	consolidation entries	Total

Year ended December 31, 2014
Profit and loss
Total revenue	650,283	-	-	650,283
Mining and processing costs excluding
depreciation	(272,743)	-	-	(272,743)
Depreciation and amortization	(108,668)	(2,270)	(28,760)	(139,698)
Mining and processing costs	(381,411)	(2,270)	(28,760)	(412,441)
Royalties	(23,321)	-	-	(23,321)
Exploration and corporate expenditure	(4,461)	(1,720)	32	(6,149)
Other (expenses)/income	(4,121)	1,133	-	(2,988)
Finance costs	(123,486)	-	118,531	(4,955)
Finance income	1,125	14,402	(11,178)	4,349
Profit/(loss) before income tax	114,608	11,545	78,625	204,778
Income tax expense	(42,132)	-	(2,906)	(45,038)
Net profit/(loss)	72,476	11,545	75,719	159,740
Capital expenditure	404,630	674	-	405,304
Total assets	2,570,317	6,264,762	(5,885,896)	2,949,183
Total liabilities	(2,516,671)	(3,001,045)	5,288,588	(229,128)

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

Foreign exchange and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro, British pound, South African rand, Congolese Franc and Australian dollar). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks and none existed in 2016, 2015 or 2014. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2016, 2015 and 2014. Gold sales are made in US dollars and do not expose the group to any currency fluctuation risk. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Level of exposure of foreign currency risk carrying value of foreign currency balances. Cash and cash equivalents includes balances denominated in:
• Congolese Franc (CDF)	249	71	11
• Euro (EUR)	17	47	95
• South African rand (ZAR)	758	17	22
• British pound (GBP)	55	4	3
• Australian Dollar (AUD)	369	363	397

Trade and other receivables includes balances denominated in:
• Congolese Franc (CDF)	5	-	217
• Euro (EUR)	-	306	340
• South African rand (ZAR)	-	298	50
• British pound (GBP)	-	1	4
• Australian Dollar (AUD)	-	-	29

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014
Trade and other payables includes balances denominated in:

• Euro (EUR)	(825)	(772)	(840)
• South African rand (ZAR)	(671)	(2,567)	(6,080)
• British pound (GBP)	-	(3)	(342)
• Australian Dollar (AUD)	(193)	(191)	(99)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments. The TVA balance is denominated in CDF and while not a financial instrument under IFRS 7 a movement of 10% in the year end rate would have an effect of $11.9 million on the receivable.

	Closing exchange rate	Effect of 10% strengthening of $000 on net earnings and equity
At December 31, 2016
• Euro (EUR)	0.94868	(83)
• South African rand (ZAR)	13.71502	(67)

At December 31, 2015
• Euro (EUR)	0.91525	(47)
• South African rand (ZAR)	15.45369	(204)

At December 31, 2014
• Euro (EUR)	0.82262	(376)
• South African rand (ZAR)	11.6017	(703)

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

		Effective
		rate for
	Amount	the year
	$000%
Cash and cash equivalents:
All less than 90 days	18,865	0.08

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in the DRC. The gold produced is sold through the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not a financial asset for IFRS 7, included in receivables is a TVA balance of $131 million (2015: $137 million; 2014: $112 million) (refer note 11) that was past due. Refer to note 2. This could result in credit risk for the group.

Capital risk management

The group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide future returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group issue new shares (by way of funding from the joint venture partners) or will make use of intercompany loans Consistent with others in the industry, the group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt (net cash) divided by total capital. Net debt is calculated as total borrowings

(including borrowings and trade and other payables, as shown in the statement of financial position) less cash and cash equivalents. Total capital is calculated as equity, as shown in the statement of financial position, plus net debt.

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Capital risk management
Total borrowings (note 16 and 18)	189,073	178,638	174,698
Less: cash and cash equivalents	(18,865)	(21,373)	(20,908)
Net debt	170,208	157,265	153,790
Total equity	2,780,887	2,791,184	2,720,055
Total capital	2,915,095	2,948,449	2,873,845
Gearing ratio	6%	5%	5%

Maturity analysis

The following table analyzes the group’s financial liabilities into the relevant maturity groupings based on the remaining period from the Statement of Financial Position to the contractual maturity date.

			Expected
	Trade and		Future
	other		interest
	payables	Borrowings	payments
At December 31, 2016
Financial liabilities
Within 1 year in demand	131,859	10,285	3,974
Later than 1 year and no later than 5 years	-	46,929	8,693
After 5 years	-	-	878
Total	131,859	57,214	13,545

At December 31, 2015
Financial liabilities
Within 1 year in demand	117,083	9,808	2,461
Later than 1 year and no later than 5 years	-	39,075	12,430
After 5 years	-	12,672	3,805
Total	117,083	61,555	18,696

At December 31, 2014
Financial liabilities
Within 1 year in demand	111,566	7,999	4,531
Later than 1 year and no later than 5 years	-	26,606	13,325
After 5 years	-	28,527	4,119
Total	111,566	63,132	21,975

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the carrying amounts and the fair values of the group’s financial instruments outstanding at December 31, 2016, 2015 and 2014. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

		Carrying amount	Fair Value
As at December 31, 2016
Categorized as level 1¹
Available-for-sale financial asset	Available for sale	58	58

As at December 31, 2015
Categorized as level 1¹
Available-for-sale financial asset	Available for sale	45	45

As at December 31, 2014
Categorized as level 1¹
Available-for-sale financial asset	Available for sale	74	74

¹ Level 1: fair values are derived from quoted market prices for identical assets from an active market for which an entity has immediate access.

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

23. CASH FLOW FROM OPERATING ACTIVITIES AND NON-CASH ITEMS

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Profit before income taxation	26,728	155,825	204,778
Adjustments for:
Interest received	(4,735)	(4,818)	(4,349)
Finance cost	4,949	4,992	4,750
Share of profits of equity accounted joint venture	(129)	(268)	(155)
Depreciation and amortization	210,925	192,509	139,698
Foreign exchange loss	36,134	-	-
Discounting provision on TVA	7,820	-	-
Recycling of permanent losses on available-for-sale asset	-	3,144	-
Unwinding of rehabilitation provision	349	384	205
	282,041	351,768	344,927
Effects of changes in operating working capital items
- Receivables	(29,287)	(7,122)	(30,848)
- Inventories	5,484	12,565	(21,920)
- Trade and other payables	14,712	12,447	37,485
Cash generated from operations	272,950	369,658	329,644

Non-cash items include a finance lease liability movement of $4.7 million (2015: $1.2 million) (2014: $3.2 million), finance lease assets movement of $6.6 million (2015: $4.3 million) (2014: $8.2 million), changes in rehabilitation provision estimates of $5.2 million (2015: $0.0 million) (2014: $7.1 million) and dividends payable of $8 million (2015: $0.0 million) (2014: $0.0 million).

24. COMMITMENTS AND CONTINGENT LIABILITIES

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Capital expenditure contracted for at statement of financial position date but not yet incurred is:

Property, plant and equipment	21,456	27,385	35,872

25. INVESTMENT IN JOINT VENTURE

Set out below is the summarized financial information for KAS which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Summarized statement of financial position
Current assets
Cash and cash equivalents	1,167	1,222	789
Other current assets (excluding cash)	10,061	10,584	8,151
Total current assets	11,228	11,806	8,940

Other current liabilities (including trade payables)	(1,457)	(1,653)	(2,452)
Total current liabilities	(1,457)	(1,653)	(2,452)

Non-current
Assets	46,707	51,718	55,692
Financial liabilities	(56,195)	(61,295)	(62,140)
Net assets	283	576	40

Summarized statement of comprehensive income
Operating (loss)/profit	(21)	234	-
Interest income	4,489	4,802	4,733
Interest expense	(4,210)	(4,500)	(4,423)
Profit and total comprehensive income for the period	258	536	310

Dividends received from joint venture	550	-	300

Reconciliation of the summarized financial information presented to the carrying amount of the group's interest in KAS joint venture
Opening net assets January 1	576	40	30
Profit for the period	258	536	310
Dividends received	(550)	-	(300)
Closing Net assets	284	576	40
Interest in joint venture at 50.1%	142	289	20

Funding classified as long term debt by joint venture recorded in ‘other investments in joint ventures’	28,830	31,086	31,516
Carrying value	28,972	31,375	31,536

The loan to KAS bears interest at 8% and has no fixed repayment terms. Joint control is provided through a joint venture agreement.

26. RELATED PARTIES AND RELATED PARTY TRANSACTIONS

Related parties	Nature of relationship
Randgold	Ultimate Joint Venture partner
AngloGold Ashanti	Ultimate Joint Venture partner
AngloGold Ashanti Holdings plc	Joint Venture partner
Randgold Resources (Kibali) Limited	Joint Venture partner
Randgold Resources Congo SPRL	Entity under common control (subsidiary of Randgold)
Société des Mines de Loulo SA	Entity under common control (subsidiary of Randgold)
Société des Mines de Tongon SA	Entity under common control (subsidiary of Randgold)
Société des Mines de Gounkoto SA	Entity under common control (subsidiary of Randgold)
Rand Refinery (Pty) Limited	Associate of AngloGold Ashanti
SOKIMO	Government interest in Kibali
KAS	Joint Venture
Isiro (Jersey) Limited	Joint Venture of Randgold
KGL Isiro SARL	Subsidiary of Isiro (Jersey) Limited

$000	Dec 31 2016	Dec 31 2015	Dec 31 2014

Related party transactions
Management fee paid to Randgold	4,296	4,265	4,232
Refining fees to Rand Refinery (Pty) Limited	3,062	3,564	3,257
Interest received from SOKIMO	1,335	1,232	1,118
Shareholders interest received from KAS	2,105	2,254	2,222
Interest incurred to KAS on the finance lease liability	4,482	4,800	4,711
Amounts included in trade and other receivables owing by related parties
Rand Refinery (Pty) Limited	1,497	850	11,621
Loan to SOKIMO	17,381	16,046	14,814
Loan to Randgold Resources Congo SPRL	45	-	340
Loan to Randgold	942	-	137
Loan to KGL Isiro SARL	1	21	2,316
Loan to Société des Mines de Loulo SA	-	3	-
Loan to Société des Mines de Tongon SA	76	3	-
Loan to Société des Mines de Gounkoto SA	32	32	-
Amounts included in other investment in joint venture owing by related parties
Loan to KAS	28,830	31,086	31,516
Amounts included in loans and borrowings owed to related parties
Loan from Randgold	(2,197)	(1,802)	(2,192)
Finance lease liability with KAS	(55,017)	(59,753)	(60,940)

SOKIMO has a 10% interest in Kibali Goldmines SA, a subsidiary of the group.

$709 million (2015: $747 million) (2014: $650 million) of gold and silver was sold by Rand Refinery under the contract with Kibali Goldmines SA in which Rand Refinery is stated the agent. Rand Refinery are an associate of AngloGold Ashanti. Kibali Goldmines SA have incurred refining costs of $3.1 million in the year (2015: $3.6 million) (2014: $3.3 million) payable to Rand Refinery.

It is the obligation of the joint venture parties, Randgold and AngloGold Ashanti, (joint venture partners) to fund the group for operating costs, capital costs and other costs in proportion to their respective percentage interests in Kibali. These costs are in accordance with the Kibali Joint Venture Agreement.

The finance lease liability due to KAS is in respect of the equipment which has been transferred to the group under an installment sale agreement. Kibali (Jersey) Limited has a 50.1% shareholding in KAS.

Refer to notes 11 and 16 for the details of loans to and from related parties.

27. SUBSIDIARIES AND NON-CONTROLLING INTERESTS

The consolidated financial statements include the accounts of the company and all of its subsidiaries and jointly controlled entities at December 31, 2016. There has been no change from the prior financial year ended December 31, 2015 (2014: none). The parent company, the principal subsidiaries and their interests are:

			Country of
		% of	incorporation
		interest	and residence

Company	Kibali (Jersey) Ltd		Jersey
Subsidiary	Moto Goldmines Ltd	100%	Canada
Subsidiary	Border Energy (Pty) Ltd	100%	Australia
Subsidiary	Border Energy East Africa (Pty) Ltd	100%	Uganda
Subsidiary	Moto (Jersey) 1 Ltd	100%	Jersey
Subsidiary	Kibali 2 (Jersey) Ltd	100%	Jersey
Subsidiary	Kibali Coöperatief U.A	100%	Netherland
Subsidiary	0858065 B.C. Limited	100%	Jersey
Subsidiary	Moto Goldmines Australia Pty Ltd	100%	Australia
Subsidiary	Kibali Goldmines SA	90%	DRC
Jointly controlled entity	KAS 1 Limited	50.1%	Jersey

28. SUBSEQUENT EVENTS

No significant subsequent events requiring disclosure or adjustment occurred.

29. OTHER INFORMATION

The company is a private company limited by shares, incorporated in Jersey with a registered office, 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ, Channel Islands. The company’s principal activity is the operation of the Kibali gold mine in the DRC.

